Form 20-F
period 2003-03-31
NOMURA HOLDINGS INC
filed 2003-06-27
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number:1-15270

Nomura Horudingusu Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Nomura Holdings, Inc.

(Translation of registrant’s name into English)

Japan	9-1, Nihonbashi 1-chome Chuo-ku, Tokyo 103-8645 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2003, 1,965,919,860 shares of Common Stock were outstanding, including 10,084,292 shares represented by 10,084,292 American Depositary Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.

As used in this annual report, references to “Nomura” are to The Nomura Securities Co., Ltd. when the references relate to the period prior to, and including, September 30, 2001 and to Nomura Holdings, Inc. when the references relate to the period after, and including, October 1, 2001. See “History and Development of the Company” under Item 4.A of this annual report. Also, as used in this annual report, references to “we”, “our” and “us” are to Nomura and, except as the context otherwise requires, its subsidiaries.

As used in this annual report, “yen” or “¥” means the lawful currency of Japan, and “dollar” or “$” means the lawful currency of the United States of America.

As used in this annual report, “U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan. Data derived from U.S. GAAP financial statements are rounded to the nearest applicable digit, while data derived from Japanese GAAP financial statements are truncated.

As used in this annual report, “ADS” means an American Depositary Share, currently representing one share of Nomura’s common stock, and “ADR” means an American Depositary Receipt evidencing one or more ADSs. See “Rights of Holders of ADSs” under Item 10.B of this annual report.

Amounts shown in this annual report have been rounded off to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

A. Selected Financial Data.

U.S. GAAP Selected Financial Data

The following selected financial data as of March 31, 2001, 2002 and 2003 and for the years ended March 31, 2000, 2001, 2002 and 2003 has been derived from our consolidated financial statements included in this annual report and the annual report on Form 20-F for the year ended March 31, 2002. The following selected financial data as of March 31, 2000 has been derived from our consolidated financial statements included in our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. These financial statements were prepared in accordance with U.S. GAAP.

You should read the following selected financial data in conjunction with Item 5, “Operating and Financial Review and Prospects”, of this annual report and our consolidated financial statements included in this annual report.

	Year Ended March 31,
	2000	2001	2002	2003	2003(4)
	(yen amounts in millions, except per share data)				(dollar amounts in millions, except per share data)
Income statement data:
Revenue	¥1,499,781	¥1,469,298	¥1,825,399	¥840,919	$7,122
Interest expense	437,131	553,643	504,048	274,645	2,326

Net revenue	1,062,650	915,655	1,321,351	566,274	4,796
Non-interest expenses	690,430	759,483	1,148,379	518,865	4,394

Income before income taxes and cumulative effect of accounting change	372,220	156,172	172,972	47,409	402
Income tax expense	168,671	98,762	4,926	37,295	316

Income before cumulative effect of accounting change	203,549	57,410	168,046	10,114	86
Cumulative effect of accounting change	—	—	—	109,799	930

Net income	¥203,549	¥57,410	¥168,046	¥119,913	$1,016

Balance sheet data (period end):
Total assets	¥14,610,868	¥17,146,024	¥17,758,273	¥21,169,446	$179,296
Shareholders’ equity	1,410,976	1,436,428	1,604,929	1,642,328	13,910
Common stock	182,796	182,797	182,800	182,800	1,548
Number of shares issued	1,962,977,247	1,962,977,841	1,965,919,860	1,965,919,860
Return on equity(1):	15.3%	4.0%	11.1%	7.4%
Per share data:
Income before cumulative effect of accounting change—basic(2)	¥103.71	¥29.25	¥85.57	¥5.17	$0.04
Net income—basic(2)	103.71	29.25	85.57	61.26	0.52
Income before cumulative effect of accounting change—diluted(2)	103.17	29.25	85.32	5.17	0.04
Net income—diluted(2)	103.17	29.25	85.32	61.26	0.52
Shareholders’ equity(3)	719.93	731.77	816.48	846.40	7.17
Cash dividends(3)	15.00	17.50	15.00	15.00	0.13

Notes:
(1)	Calculated by dividing net income by average shareholders’ equity.
(2)	Calculated using the weighted average number of shares outstanding for the year (excluding treasury shares held by us).
(3)	Calculated using the number of shares outstanding (excluding treasury shares held by us) at year end.
(4)	Calculated using the yen-dollar exchange rate of $1.00 = ¥118.07, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003.

Japanese GAAP Selected Financial Data

The following selected financial data has been derived from our consolidated financial statements that were prepared in accordance with Japanese GAAP. These Japanese GAAP consolidated financial statements were included in our annual securities reports which we previously filed with the Japanese authorities pursuant to the Securities and Exchange Law of Japan. Starting with the year ended March 31, 2003, we no longer prepare Japanese GAAP consolidated financial statements and instead disclose U.S. GAAP consolidated financial statements for domestic reporting purposes. Accordingly, there is no Japanese GAAP financial data for the year ended March 31, 2003.

	Year Ended March 31
	1999(4)	2000	2001	2002
	(Yen amounts in millions except per share data)
Income statement data:
Revenue	¥625,350	¥1,089,416	¥1,299,399	¥1,121,743
Interest expense	429,953	314,873	512,697	416,397

Net revenue	195,397	774,542	786,702	705,346
Selling, general, and administrative expenses	519,344	450,009	512,318	550,857

Operating income (loss)	(323,947)	324,532	274,383	154,489
Income (loss) before income taxes	(595,190)	263,388	322,699	162,126
Net income (loss)	¥(397,544)	¥146,298	¥181,666	¥102,756

Balance sheet data (period end):
Total assets	¥17,111,087	¥18,821,897	¥20,529,135	¥18,177,716
Shareholders’ equity	1,304,071	1,420,433	1,642,408	1,704,988
Common stock	182,795	182,795	182,796	182,799
Number of shares issued	1,962,977,247	1,962,977,247	1,962,977,841	1,965,919,860
Per share data:
Net income (loss)—basic(2)	¥(202.52)	¥74.55	¥92.54	¥52.32
Net income (loss)—diluted(2)	(202.52)	74.24	92.29	52.22
Shareholders’ equity(3)	664.34	724.75	836.70	867.38
Cash dividends(3)	10.00	15.00	17.50	15.00

Notes:
(1)	All yen amounts have been truncated at the indicated digit.
(2)	Calculated using the weighted average number of shares outstanding for the year (excluding treasury shares held by us).
(3)	Calculated using the number of shares outstanding (excluding treasury shares held by us) at year end.
(4)	In the year ended March 31, 1999, tax effect accounting was introduced. Deferred tax assets and liabilities were recorded for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. This accounting change was not reflected retroactively in the prior fiscal years. The effect of this accounting change on our Japanese GAAP financial statements for the year ended March 31, 1999 was to decrease net loss by ¥190,725 million and increase shareholders’ equity by ¥377,464 million.

There are significant differences between Japanese GAAP and U.S. GAAP. They primarily relate to the statement of cash flows, disclosure of segment information, the scope of consolidation, accounting for derivatives, accounting for goodwill, accounting for investments in certain equity securities, accounting for lease transactions, accounting for accrued compensated absences, accounting for employee retirement and severance benefits, accounting for the impairment of long-lived assets, earnings per share and comprehensive income. Also, under Japanese GAAP, a restatement of prior years’ financial statements reflecting the effect of a change in accounting principle is not permitted.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. The rate we used for the translations was ¥118.07 equal to $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Year ended March 31,	High	Low	Average*	Year end
1999	¥147.14	¥108.83	¥128.10	¥118.43
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.64	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07

Calendar year 2002	High	Low
December	124.99	118.38

Calendar year 2003	High	Low
January	120.18	117.80
February	121.30	117.14
March	121.42	116.47
April	120.55	118.25
May	119.50	115.94
June (through June 26)	119.32	117.46

* Average rate represents the average of rates available on the last day of each month during the period.

The noon buying rate for Japanese yen on June 26, 2003 was $1.00 = ¥119.32.

B.    Capitalization and Indebtedness.

Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

Not applicable.

D.    Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading prices of our shares and ADSs could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues we receive from commissions because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income and equity markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets. Market fluctuations can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, a market upturn could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We utilize various hedging techniques to mitigate these position risks. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the terrorist attack on September 11, 2001 or the Russian economic crisis in 1998. Also, we face losses if the level of market volatility differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. We may incur significant losses from these activities.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Concentration of risk can expose us to large losses in our market-making, block trading and underwriting businesses. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity. If we cannot properly close out our associated positions, in particular over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has, historically, moved in a direction that would offset a change in value in the long position. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which information is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to cash may be impaired. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business because of their assessment of our long-term or short-term financial prospects:

•	if we incur large trading losses,

•	if the level of our business activity decreases due to a market downturn, or

•	if regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. As concern about banks and other financial institutions in Japan continues, this additional risk premium, commonly known as “Japan premium”, may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to purchase new instruments when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial conditions. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. A reduction in our credit ratings, or being placed on “credit watch” with negative implications, could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources—particularly in connection with our operations in Europe and the United States.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price moves. These include not only the events such as the terrorist attack on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions such as M&A with respect to our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	holding securities of third parties,

•	entering into swap or other derivative contracts under which counterparties have obligations to make payments to us,

•	executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries, or

•	extending credit to our clients through bridge or margin loans or other arrangements.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we have insufficient value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face the following types of operational risk, and if such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention or reputational damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures,

•	suffering damages due to suspension or malfunction of systems, most of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd.,

•	suffering as a result of the destruction of our facilities or systems due to large-scale disasters or criminal actions, or

•	suffering damages due to a temporary shutdown of some of our subsidiaries or branches based on infectious diseases, including Severe Acute Respiratory Syndrome (SARS).

Our business is subject to substantial legal and regulatory risk and to regulatory changes

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and other transactions, potential liability for advice we provide in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties will claim that we failed to inform them of the risks or that they were not authorized or permitted to enter into a transaction with us and that their obligations to us are not enforceable. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially governmental institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, full deregulation of stock brokerage commission rates in October 1999 has intensified competition in the Japanese stock brokerage market. Also, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. In accordance with this deregulation, some major banks have started to provide office space in their branches to affiliated securities companies and as a result we may face more intensive competition with the bank industry. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by an employee, Director or Executive Officer could bind us to transactions that exceed authorized limits or present unacceptable risks, or hide from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services, especially from non-Japanese firms entering or expanding operations in the Japanese market.

Deregulation in Japan has increased competition in the Japanese securities industry

Since the late 1990s, the financial services sector in Japan has been deregulated. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in on-line securities brokerage, have started offering securities brokerage services at low commission rates. In response to commission deregulation, we also restructured our stock brokerage commissions to offer lower commissions depending on the trading amount and the type of customer account. We may continue to experience pricing pressures in the future.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased such as through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services.

Increased global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Many of these firms have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered may enhance their competitive position. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. As these large, consolidated firms increase their market share, we may experience increased price competition in our business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Our revenues may decline due to competition from alternative trading systems

Securities and futures transactions are now being conducted through the Internet and other alternative, non-traditional trading systems. It appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in electronic trading may adversely affect our commission and trading revenues, reduce our participation in the trading markets and access to market information, and lead to the creation of new and stronger competitors.

We may not be able to realize gains we expect on our private equity investments in Europe

We hold substantial private equity investments in Europe, as discussed in “Principal Finance Group” under Item 5.A of this annual report. We hold this investment at fair value, but given the large size and illiquid nature, the general partner of the fund controlling these investments may not be able to realize the value of these underlying investments at a level, at the time or in the way the general partner may wish. Inability to dispose of these underlying investments could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

As discussed in more detail in “Results of Operations” under Item 5.A of this annual report, we hold substantial amounts of operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period. We discuss our investment in JAFCO Co., Ltd., one of our affiliates, in “Results of Operations” under Item 5.A of this annual report.

We may incur significant unrealized losses on subordinated bonds issued by Japanese banks, which we purchased from the money management fund we manage

In January 2002, the Investment Trust Association of Japan, a self-regulatory organization, established new rules on management of money management funds, in its effort to regain investors’ confidence in money management funds, some of which had invested in bonds issued by Enron Corp. and thereby suffered substantial losses in their asset value. In compliance with these new rules, which specified, with respect to assets included in an investment trust, limitations on the remaining maturity, average maturity and exposure on a single issuer, and minimum criteria on credit ratings to be obtained, we purchased subordinated bonds issued by major Japanese banks from the money management fund we manage. As of March 31, 2003, we held subordinated bonds amounting to an aggregate face value of ¥153.5 billion. Japanese banks have been facing financial difficulties principally related to substantial amounts of bad loans on their balance sheets. Depending on the future financial performance of Japanese banks, the subordinated bonds we purchased may substantially lose their value, and we may have to record unrealized losses which would be recognized currently in income.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of product to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds, money reserve funds and long-term bond investment trusts, are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. For example, in September 2001 we experienced a large-scale default in bonds issued by Mycal Corporation, and in January 2001 we faced delayed payments of interest on and principal of Argentine government bonds. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of Nomura’s common stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

Under Japan’s unit share system, holders of our shares constituting less than one unit are subject to significant transfer, voting and other restrictions

Pursuant to the Commercial Code of Japan relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 1,000 shares of our stock constitute one “unit”. The Commercial Code imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other right relating to voting. The transferability of shares constituting less than one unit is significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. Also, holders of shares constituting less than a unit may request us to the effect that we sell shares which become a full unit of shares, together with the less than a unit shares owned by the registered shareholders. However, holders of ADSs are unable to withdraw underlying shares representing less than one unit. Therefore, as a practical matter, they cannot require us to purchase these underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit may not have access to the Japanese markets to sell their shares through the withdrawal mechanism.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

The rights of the shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the company’s accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agent, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights except through the depositary.

Rights of shareholders under Japanese law may be more limited than under the laws of jurisdictions within the United States

Our Articles of Incorporation, our Regulations of the Board of Directors and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

It may not be possible for investors to effect service of process within the United States upon us or our Directors or Executive Officers, or to enforce against us or those persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our Directors and Executive Officers reside in Japan. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or inactions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statement contained in this annual report. Such risks, uncertainties and other factors are set forth in this Item 3.D and elsewhere in this annual report.

Item 4.    Information on the Company.

A. History and Development of the Company.

Nomura was incorporated in Japan on December 25, 1925 under the Commercial Code of Japan when the securities division of The Osaka Nomura Bank, Ltd. became a separate entity specializing in the trading and distribution of debt securities in Japan. Nomura was the first Japanese securities company to develop its business internationally with the opening in 1927 of a representative office in New York, which actively traded non-yen-denominated debt securities. In Japan, we broadened the scope of our business when we began trading in equity securities in 1938 and when we organized the first investment trust in Japan in 1941.

Since the end of World War II, we have played a leading role in most major developments in the Japanese securities market. These developments include the re-establishment of investment trusts in the 1950s, the introduction of public stock offerings by Japanese companies in the 1960s, the development of the over-the-counter bond market in the 1970s, the introduction of new types of investment trust such as the medium-term Japanese government bond investment trusts in the 1980s, and the growth of the corporate bond and initial public offering markets in the 1990s.

Our post-World War II expansion overseas accelerated in 1961, when Nomura acquired a controlling interest in Nomura International (Hong Kong) Limited for the purpose of conducting broker-dealer activities in the Hong Kong capital market. Subsequently, we established a number of other overseas subsidiaries, including Nomura Securities International, Inc. in the United States in 1969 as a broker dealer and Nomura International Limited, now Nomura International plc, in the United Kingdom in 1981, which acts as an underwriter and a broker, as well as various other overseas affiliates, branches and representative offices.

In recent years, we have sought to take advantage of new opportunities presented by deregulation of the Japanese financial market and by developments in information technology. For example, to increase retail customers’ access to our services, we have taken advantage of the Internet to offer on-line brokerage and related services.

On October 1, 2001, we adopted a holding company structure. In connection with this reorganization, Nomura changed its name from “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” Nomura continues to be listed on the Tokyo Stock Exchange and other stock exchanges on which it was previously listed. A wholly-owned subsidiary of Nomura assumed Nomura’s securities businesses and is named “Nomura Securities Co., Ltd.”

In December 2001, we were listed on the New York Stock Exchange.

We have also strengthened our mergers and acquisitions and other financial advisory businesses by acquiring majority interests in Nomura Corporate Advisors Co., Ltd., formerly Nomura Wasserstein Perrella Co., Ltd., in November 1999. Nomura Corporate Advisors became a wholly-owned subsidiary of Nomura in September 2000 and merged with Nomura Securities in April 2002.

We have also enhanced our asset management business through the acquisition of a majority interest in Nomura Asset Management Co., Ltd. in March 2000. Nomura Asset Management became a wholly-owned subsidiary of Nomura in December 2001.

On June 26, 2003, we adopted the Committee System under which we established a Nomination Committee, an Audit Committee and a Compensation Committee.

The address of Nomura’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: 81-3-5255-1000.

B. Business Overview.

Overview

We are the leading securities and investment banking firm in Japan and have worldwide operations. As of March 31, 2003, we operated offices in more than 20 countries and regions including Japan, the United States, the United Kingdom, Singapore and Hong Kong. As of the same date, we employed 14,385 people, with 11,583 in Japan and 2,802 outside Japan.

Our customers include individuals, corporations, financial institutions, governments and governmental agencies.

Our businesses consist of the following three business segments:

•	Domestic Retail—principally investment consultation services to retail customers; and

•	Global Wholesale—principally fixed income and equity trading, investment banking, and merchant banking in and outside Japan; and

•	Asset Management—principally development and management of investment trusts, and investment advisory services.

For a discussion on revenues by category of activity and geographic market, see “Results of Operations” under Item 5.A of this annual report.

Our Business Strategy

Our Corporate Goals and Principles

We seek to establish ourselves firmly as a “globally competitive Japanese financial institution”. We believe that the Japanese securities market has the potential to grow rapidly, and we will seek to realize our vision by strengthening our base in the domestic securities businesses and by focusing our group resources both in Japan and abroad to our key businesses.

We attach great importance to management of our business with a focus on shareholder value. We intend to maintain an average return on equity of 10 to 15% on a consolidated basis over the medium- to long-term.

In executing our business strategy, we focus on business segments, which are linked along global business lines, not on individual legal entities. We seek to establish a competitive business base by enhancing the professional competence of each of these business lines, while at the same time strengthening the linkages among these business lines.

Our Current Challenges

The Japanese economy and securities market continue to face difficult circumstances. In this environment, we need to respond effectively to the various needs of our customers and the market, and provide services through the capital markets, both at home and abroad based on our accumulated experience, knowledge and expertise.

In the Domestic Retail segment, we seek to provide products and services focusing on the core values of our customers by maintaining the flexibility and capacity to quickly supply domestic and overseas products. Core values are those values that our customers consider to be most important in their financial asset management. We are promoting the shifting of individual financial assets from cash and deposits to higher yielding assets and seeking to broaden our customer base through enhancement of our structure tailored to deliver services focusing on the core values of customers with respect to various financial products. In addition, we are promoting a greater awareness of the importance of the capital markets and the value of holding securities products among individual investors.

In the Global Wholesale segment, we seek to increase our participation in corporate reorganizations, particularly in Japan. Among the areas that we believe have future growth potential are mergers and acquisitions, corporate revitalization, finance business for asset mobilization, and principal investments. We are promoting a globalization strategy by accommodating the various needs of our customers.

In the Asset Management segment, we aim to strengthen our investment management business and improve investment performance through the establishment of a management structure that enables us to generate medium- to long-term value-added, for example by centralizing management systems and strengthening research functions. Also, by expanding our marketing channels and diversifying our product base, we endeavor to increase assets under management and revenues.

Domestic Retail

The business operations of Domestic Retail are headquartered in Tokyo. In this business segment, we conduct business activities mainly for individuals and corporations in Japan through a network of 128 branches nationwide as of the end of March 2003. We offer investment consultation service and maintenance services to meet the medium- to long-term needs of our customers. The aggregate market value of our retail client assets was ¥27.1 trillion as of the end of March 2003. We discuss retail client assets in “Operating Results” under Item 5.A of this annual report.

In order to execute our business strategy described above in “Our Current Challenges”, we have various methods to deliver our services to our clients. Examples include face-to-face meetings with our staff, either in our branches or by visiting our customers, and communications through Nomura Home Trade, an Internet-based trading services or our call center.

We capitalize on the linkages among the Domestic Retail, Global Wholesale and Asset Management segments to offer to our customers various financial instruments such as stocks, bonds, investment trusts and variable annuity insurance products, for the short, medium, and long terms, with different risk levels. We seek to provide information “that can only come from Nomura” to customers through various media such as our investor reports, automatic voice mail system (Telephone-Answer), direct mailing and internet-based trading services (Nomura Home Trade).

Global Wholesale

We facilitate customer transactions and trade for our own account by market-making and trading fixed income and equity securities, including related derivatives, in Japan and overseas. We also provide a broad range of investment banking services, including underwriting, financial advisory and other financing services. Also we conduct proprietary transactions, including arbitrage and merchant banking transactions.

Fixed Income

We offer clients global access to the fixed income markets and solutions to their financing needs.

In our trading operations, our offices in Tokyo, Hong Kong, London and New York work closely with one another to ensure that clients receive access to coverage across the globe. We have a number of client-focused trading teams, with particular expertise in trading domestic and international debt and other fixed income related products, including government securities, agency securities, municipal securities, credit products, money market products, foreign exchange and asset backed securities. In the field of interest rate, credit and other derivatives trading, we utilize our risk management capabilities and risk tolerance capacity to provide services that respond to the investment requirements of our clients.

We recognize that investors possess differing investment needs. Through our global sales and trading network, including our capital markets, syndication, securitization and asset finance teams, we provide investors around the world with the services and products that match their investment needs in a timely manner. We are seeking to strengthen our track record in euro bonds based on our leadership in the yen bond market for over a decade.

Our research team covers Japan’s domestic economy and markets, and the global economy. In our research activities, analysts specializing in economic, credit and quantitative research provide investors with timely up-to-the-minute research and insights on the major issues of the moment. By combining our research power with our sales, trading, origination and syndication capabilities, we seek to provide tailor-made services to our clients.

Equity

Our equity sales, trading and market-making activities cover domestic and foreign equity and equity-related products such as convertible debt, warrants, equity index products, equity swaps, options and other structured products. We also deal with large block orders arising from the liquidation of cross-shareholdings or basket transactions from the reallocation of pension funds’ asset portfolios utilizing our execution and distribution capabilities. We are members of major stock exchanges around the world. In addition, we deal in stock borrowing and stock loan transactions in support of our domestic and international trading, asset management and custody services.

Investment Banking

We provide a broad range of investment banking services, including underwriting, financial advisory and other financing services.

Underwriting.    We manage and participate in the underwriting of offerings of debt, equity and other securities in Japan and other major financial markets. We also arrange private placements and engage in other capital raising activities. We are one of the leading equity and fixed income securities underwriters in Japan. We are also one of the leading yen Eurobond underwriters. In addition, we are active in underwriting fixed income securities of supranational, governments, government agencies and corporate issuers in Europe.

Financial Advisory Services.    We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, restructurings, capital structuring and leverage buyouts. Our involvement in initial public offerings, reorganizations and other corporate restructurings enhance our opportunities to offer customers other advisory and investment banking services.

Structured Finance.    We engage in the structured finance business, which involves, among other things, arranging the issuance of securities backed by assets such as real estate, leases, loans and other financial products.

Merchant Banking

We invest our own capital to actively assist in corporate reorganizations with a goal of maximizing our returns on investment by raising corporate value in Japan. In July 2000, we established a wholly owned subsidiary, Nomura Principal Finance Co., Ltd., to develop this business in Japan. In Europe, we have private equity investments managed by Terra Firma, an independent asset management group. Terra Firma was established following reorganization in March 2002 of our principal finance business, and is operated by former Nomura employees. For a further description of this reorganization, see “Principal Finance Group” under Item 5.A of this annual report.

Asset Management

In Asset Management, we conduct asset management business and defined contribution plan business.

Asset Management Business

We conduct our asset management business primarily through Nomura Asset Management, the largest asset management company in Japan in terms of assets under management of investment trust. Nomura Asset Management manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to the investors through our network in the Domestic Retail segment, as well as through financial institutions such as securities companies (including those outside our group) and banks. Investment trusts are also offered as instruments in defined contribution plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

In addition to Nomura Asset Management, Nomura Corporate Research and Asset Management Inc., or NCRAM, performs asset management mainly for high yield bonds and high yield loans in the United States, and Nomura Main trust GmbH and Main trust KAGmbH are subsidiaries in Germany.

Defined Contribution Plan Business

We also provide services relating to defined contribution pension plans, such as support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education.

Our Research Activities

We provide fundamental research on the macro economies of different countries and international capital flows, financial markets, industries and companies.

We produce industry-wide, company-specific and other research reports based on our research activities. We distribute these research reports to our retail customers in Japan and to our institutional customers in and outside Japan.

Nomura Research Institute, Ltd., our affiliate, produces macroeconomic and other general research reports, which we purchase and distribute to our customers.

Our Information Technology

We believe that information technology is one of the key factors to the success of our overall business and intend to develop and maintain a technology platform to fill the various needs of our clients.

We provide our customers with electronic access to our products and services through the technology platform. For our retail customers, we have introduced Nomura Home Trade, at www.nomura.co.jp/hometrade, which provides our retail customers with on-line trading capabilities and current status reports on asset portfolios, investments and transactions and investment information, including our research reports through the internet or mobile phones. For institutional customers, we have introduced BondNavigator, a web site at www.bondnavi.com, through which we provide on-line information and trading tools on the fixed income market. In addition to these, we have made many strategic investments and participate in a number of institutional trading networks.

Competition

We encounter intense competition in all aspects of our business and compete on a global basis with other securities firms and financial institutions, in particular, other leading globally integrated financial services firms. A number of competitive factors affect our business, including:

•	the quality, range and prices of our services,

•	our ability to originate innovative financial products and services,

•	our ability to maintain and develop customer relationships,

•	our general reputation, and

•	our ability to commit capital resources and to retain qualified employees.

Our competitive position is also affected by a variety of factors that influence the overall condition of the global financial markets, such as:

•	the monetary and fiscal policies of national governments and international economic organizations, and

•	political, economic and regulatory developments in Japan, the United States and other major industrialized countries, as well as in developing countries.

In Japan, we compete with other domestic securities companies and non-Japanese securities companies. Since the late 1990s, competition with leading global securities and investment banking firms with substantial operations in Japan has become more intense as the financial services sector in Japan has become increasingly deregulated, the level of participation by overseas investors in the Japanese securities market has risen, and some of our domestic competitors have consolidated or formed alliances with other financial institutions in Japan or overseas securities and investment banking firms. We also compete with other types of financial institutions in Japan, such as banks with securities company subsidiaries, with respect to both providing financing and the investment of customers’ funds.

Since stock brokerage commission rates were deregulated in October 1999, competition in the domestic stock brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, started offering securities brokerage services at low commission rates. We seek to compete against these companies not on the basis of commission rates but by offering high-value added services such as our research, consultation and trading execution. At the same time, we realize that there is no assurance that we will be able to maintain our current commission rates on a long-term basis, and for that reason we continue to monitor market trends carefully.

We compete with Japanese and non-Japanese asset management companies. We are a leading provider of asset management services in Japan. Recognizing the opportunities available in Japan for asset management business, new entrants, in particular major non-Japanese asset management companies, and asset management companies with operations in Japan are allocating more resources to expand their operations. This is causing competition in this business to intensify.

Overseas, we compete with major investment banking firms. Some of our competitors in the overseas markets have a stronger local presence and longer operating history in these markets than we do. We are competitive with respect to Japan-related financial products, such as global sales and trading activities and underwriting activities in Japanese equity securities and fixed income products denominated in yen, and in certain non-Japan-related areas.

Regulation

Japan

Regulation of Securities Industry.    The Securities and Exchange Law regulates most aspects of securities transactions and the securities industry, including the public offering, private placement and secondary trading of securities, the on-going disclosure by securities issuers, tender offers for securities, the organization and operations of securities exchanges and self-regulatory associations, and the registration of securities companies. The Financial Services Agency, which was established in July 2000, is generally delegated the authority of the Prime Minister under the Securities and Exchange Law. The Securities and Exchange Surveillance Commission, an external agency of the Financial Services Agency which is independent from the Agency’s other bureaus, is vested with authority to conduct day-to-day monitoring of the securities market and to investigate irregular activities that hinder the fair trading of securities. Furthermore, the Financial Services Agency delegates certain authority delegated to it by the Prime Minister to the Local Finance Bureau. In addition, securities companies are subject to extensive regulations regarding the scope of business in which they may engage under the Securities and Exchange Law. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory association of securities companies.

Under the Securities and Exchange Law, a securities company may conduct, in addition to businesses incidental to the securities business, certain businesses specified under the Securities and Exchange Law, such as investment advisory business, investment trust management business and financial futures trading.

Business practices of securities companies are also subject to various regulatory requirements. In addition, the Financial Services Agency or the Local Finance Bureau regularly conducts inspections and examinations of securities companies. A violation of applicable laws and regulations can result in various administrative sanctions, including the revocation of registration or authorization, the suspension of business and an order to discharge a director or executive officer who has not complied with applicable laws and regulations.

Securities companies are not allowed to directly conduct banking and other financial services, except for those specified in the Securities and Exchange Law. Securities companies may, however, own a majority of shares in banks and other financial services institutions. Such subsidiaries conducting banking and financial services are also regulated by relevant laws and regulations. The Nomura Trust and Banking Co., Ltd. is a subsidiary of Nomura and conduct banking and certain financial services.

The Securities and Exchange Law generally prohibits banks and other financial institutions from engaging directly in the securities business, with limited exceptions including dealing in, and underwriting of, government, government-guaranteed and municipal bonds and offering and selling of investment trust certificates. Banks and certain other financial institutions may, however, engage in the securities business, through their securities subsidiaries. Recent deregulation allowing securities companies to share office with banks may further encourage bank financial groups to promote their securities business through their securities affiliates.

To enhance investor protection, Japanese securities companies must segregate customer assets and are required to be a member of one of two investor protection funds approved by the government under the Securities and Exchange Law. Each investor protection fund is funded through assessments on securities companies that are members of the fund. The investor protection fund of which Nomura Securities is a member provides protection of up to ¥10 million per customer, in the event of failure of a securities company that is a member of the fund. The investor protection fund covers claims related to customer securities deposited with the failed securities company and certain other claims of customers.

Overseas

Our overseas offices and subsidiaries are also subject to various laws and governmental rules and regulations applicable in those countries where such offices and subsidiaries carry on their respective operations, including those promulgated and enforced by the Securities and Exchange Commission, the New York Stock Exchange and the National Association of Securities Dealers, Inc. in the United States, and by The Financial Services Authority and the London Stock Exchange in the United Kingdom. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon us.

Regulatory Capital Rules

Japan

Under the Securities and Exchange Law, securities companies are required to maintain adjusted capital at specified levels as compared with the quantified total of their business risks on a non-consolidated basis. Article 52 of the Securities and Exchange Law requires securities companies to file month-end reports regarding their capital adequacy ratio, i.e., the ratio of adjusted capital to a quantified total of business risks, to the Financial Services Agency, or the Local Finance Bureau, and to disclose their capital adequacy ratio to the public on a quarterly basis. A securities company must also file a report on a daily basis with the Financial Services Agency or the Local Finance Bureau if its capital adequacy ratio falls below 140%. Article 56-2 of the Securities and Exchange Law determines the actions which the Prime Minister through the Financial Services Agency may take if the ratio falls further: if the ratio falls below 120%, the Prime Minister may order the securities company to change its method of business or to deposit its property in trust, or order other measures for the public interest and investor protection if necessary. A securities company whose ratio falls below 100% may be subject to additional proceedings, including temporary suspension of its business and revocation of its registration as a securities company if there is no prospect that the ratio will recover three months after the suspension came into effect.

Adjusted capital is defined as shareholders’ equity less illiquid assets. Shareholders’ equity mainly consists of stated capital, additional paid-in capital, legal reserve, retained earnings, reserve for securities transactions and certain other reserves, certain allowances for doubtful accounts, net unrealized gain/loss in the market value of investment securities, and subordinated debt. The illiquid assets generally include non-current assets, certain deposits and advances and prepaid expenses. The business risks are divided into three categories: (i) market risks (i.e., risks of asset values being eroded when they are liquidated due to decline in their market value), (ii) counterparty risks (i.e., risks of loss that may be caused by the default of a counterparty on its commitment) and (iii) basic risks (i.e., risks to be monitored in carrying out daily business routines, such as administrative problems with securities transaction and clerical mistakes), each quantified in the manner specified in a ministerial ordinance under the Securities and Exchange Law.

We closely monitor Nomura Securities’ capital adequacy ratio on a continuous basis. Since the introduction of the capital adequacy requirement in Japan in 1989, we have at all times been in compliance with these requirements. We believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

Overseas

In the United States, Nomura Securities International is a registered broker-dealer, registered futures commission merchant and a member firm of the New York Stock Exchange. As such, Nomura Securities International is subject to the minimum net capital requirements of the United States Securities and Exchange Commission, the New York Stock Exchange and the Commodity Futures Trading Commission. These requirements specify minimum levels of capital that United States broker-dealers are required to maintain and limit the amount of leverage that such broker-dealers may use in their businesses. As a primary dealer in United States government securities, Nomura Securities International is also subject to the capital adequacy requirements under the Government Securities Act of 1986.

Nomura International in the United Kingdom is regulated by The Financial Services Authority and is subject to capital requirements of that authority.

In addition, certain of our other subsidiaries are subject to various securities and banking regulations, and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which such subsidiaries operate. We believe that each such subsidiary is, and will in the foreseeable future be, in compliance with such requirements in all material respects.

C.  Organizational Structure.

The following table lists Nomura and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Principal Finance Co., Ltd.	Japan	100
The Nomura Fundnet Securities Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	51
Nomura DC Planning Co., Ltd.	Japan	100
Nomura Human Capital Solutions Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Satellite Communications Co., Ltd.	Japan	100
Nomura Holding America Inc.	United States	100
Nomura Securities International, Inc.	United States	100
Nomura Corporate Research and Asset Management Inc.	United States	100
Nomura Asset Capital Corporation	United States	100
The Capital Company of America, LLC	United States	100
Nomura Derivative Products, Inc.	United States	100
Nomura Global Financial Products, Inc.	United States	100
Nomura Securities (Bermuda) Ltd.	Bermuda	100
Nomura Europe Holdings plc	United Kingdom	100
Nomura International plc	United Kingdom	100
Nomura Bank International plc	United Kingdom	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Italia S.I.M. p.A.	Italy	100
Nomura Funding Facility Corporation Limited	Ireland	100
Nomura Global Funding plc	United Kingdom	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	United Kingdom	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura Investment Banking (Middle East) E.C.	Bahrain	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Advisory Services (Malaysia) Sdn. Bhd.	Malaysia	100
Nomura Australia Limited	Australia	100
PT Nomura Indonesia	Indonesia	80

D.  Property, Plants and Equipment.

Our Properties

Our principal head office is located in Tokyo, Japan and occupies 806,336 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 131,150 square feet, our Nagoya branch office, which occupies 77,338 square feet, and the head office of Nomura Asset Management in Tokyo, which occupies 161,696 square feet. We own the head office building of Nomura Asset Management which was built during the year ended March 31, 2003. We lease most of our other office space in Japan. Nomura Land and Building Co., Ltd., which is accounted for under the equity method of accounting in our consolidated financial statements, is the lessor of a substantial portion of our leased office space in Japan, including our Tokyo headquarters and Nagoya branch office.

Our major offices outside Japan are the London head office of Nomura International, which occupies 410,277 square feet, and the New York head office of Nomura Securities International, which occupies 283,845 square feet. We own the land and building for the London head office of Nomura International. We lease most of our other overseas office space.

As of March 31, 2003, the aggregate book value of the land and buildings we owned was ¥75.8 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥30.0 billion. We lease other equipment we use in our operations.

Item 5.   Operating and Financial Review and Prospects.

A.  Operating Results.

You should read the following discussion of our operating and financial review and prospects together with Item 3.A “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3.D “Risk Factors” and elsewhere in this annual report.

Business Environment

Japan

The Japanese economy experienced a recession in 2001 primarily due to a global high technology recession, but started recovering in early 2002 owing to inventory adjustments and economic turnarounds in the United States and Asia. Since mid-2002, however, the economy has stagnated as the recovery in domestic demand has been weak and export growth has slowed. In the spring of 2003, growth had yet to show signs of recovery. In October 2002, the Japanese government announced its Program for Financial Revival to accelerate the disposal of non-performing loans at major Japanese banks as a necessary step to revive the economy. At the same time, the government decided to establish the Industrial Revitalization Corporation of Japan to coordinate the disposal of bad debt and revitalization of Japanese industries and corporations. This new organization started operations in May 2003.

Following the downturn during the year ended March 31, 2002, Japanese corporate earnings rebounded strongly in the year ended March 31, 2003, despite a weak macro economy. We expect Japanese corporate earnings to continue rising in the year ending March 31, 2004, even while sales growth may remain sluggish, owing to the ongoing efforts by Japanese companies to improve profitability through the restructuring of operations and overhauling of existing employment practices.

While Japanese corporate earnings have been generally recovering since 2002, equity prices had continued their downward trend, reflecting the deterioration in supply and demand conditions. TOPIX, a benchmark for the overall stock market in Japan, was at 1,060.19 points at the end of March 2002, down 17% from the end of March 2001, and at the end of March 2003, it stood at 788.00 points, representing a further decline of 26%. Likewise, the Nikkei Average fell 15% to ¥11,024.94 at the end of March 2002 compared with the end of March 2001, and further fell 28% to ¥7,972.71 at the end of March 2003.

Yields on newly issued 10-year Japanese Government Bonds, or JGBs, stayed generally between 1.0% and 1.6% in 2001, but began declining in 2002 and was at around 0.6% in 2003. This decline was due to the weak demand for funds as Japanese companies tried to reduce debt, additional monetary easing measures undertaken by the Bank of Japan in the form of higher targets for the current account balance and increased purchases of long-term JGBs, and the increased investment in bonds by institutional investors as the investment performance of equities deteriorated.

Although the U.S. dollar traded in a range between ¥115 and ¥125 per U.S. dollar in 2001, the yen started to weaken from the end of 2001, pushing the U.S. dollar’s trading range for the first half of 2002 to between ¥125 and ¥135 per U.S. dollar. However, that trading range returned to between ¥115 and ¥125 per U.S. dollar in the second half of 2002. Meanwhile, the Euro traded mostly between US$0.85 to US$0.95 per Euro in 2001 and then began strengthening from mid-2002. In May 2003, the U.S. dollar weakened due to concerns over the size of the U.S. current account deficit, falling to near ¥115 per U.S. dollar, while the Euro climbed to around Euro1.15 per U.S. dollar.

Overseas

Outside Japan, in 2002, the economies of the major developed nations began to recover after finally shaking off the effects of the previous year’s high technology recession. However, with the exception of Asia, recoveries faltered in the second half of the year as corporate accounting scandals in the United States, such as Enron and Worldcom, undermined investors’ faith in corporate results, and geopolitical tensions over Iraq led to a spike in crude oil prices. The quick end to the hostilities in Iraq saw crude oil prices fall back, but the economies have yet to return to a recovery footing.

The U.S. economy was dealt a heavy blow by the September 11, 2001 terrorist attacks in New York and Washington, D.C., but began to recover soon thereafter on the back of strong consumer spending and housing investment, supported by the decline in long-term and short-term interest rates. Capital expenditure in the corporate sector languished throughout 2002 as the excessive investment of the information technology bubble came to light and the corporate accounting scandals emerged in the first half of the year. Nevertheless, real GDP growth, shored up by the household sector, was 2.4% in 2002, up from 0.3% in 2001. The U.S. economy began to lose steam once again, however, as tensions mounted over Iraq at the end of 2002. Despite the swift end to the Iraqi war that began in March 2003, unemployment continues to rise and business sentiment remains depressed.

The Federal Funds rate, which peaked at 6.5% in 2000, was cut to 1.25% in November 2002, its lowest level in 40 years. The yield on 10-year U.S. Treasuries, which moved in the range of 4.5% to 5.5% from 2001 up to the first half of 2002, fell dramatically in the summer of 2002 as the corporate accounting scandals broke out and stock prices fell. Yields have since remained in the range of 3.5% to 4.25%. The Dow Jones Industrial Average fell below 8,000 immediately after September 11, 2001, but recovered to 10,000 in the first half of 2002. The Dow then spiraled downward as more corporate accounting irregularities were uncovered and the Iraqi situation became increasingly tense, and has been fluctuating between 7,500 and 9,000 since the second half of 2002.

The European economies followed a similar pattern, recovering in step with the U.S. economy in the first half of 2002, only to see the recovery fizzle out as it did in the United States and Japan. There are no signs of recovery yet in 2003. In March 2003, the European Central Bank lowered interest rates to 2.5%, down from the peak of 4.75% in 2000. European stock markets have generally been stagnating since the collapse of the information technology bubble.

The Asian economies outside Japan have remained generally robust, even after the U.S., European, and Japanese economies peaked out in the second half of 2002. The outbreak of SARS in spring 2003, however, has been causing concern in the Asian economies.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated.

	Year Ended March 31,
	2001	2002	2003
	(yen amounts in millions; dollar amounts in millions)
Non-interest revenues	¥950,357	¥1,324,858	¥438,995	$3,718
Net interest revenue	(34,702)	(3,507)	127,279	1,078

Net revenue	915,655	1,321,351	566,274	4,796
Non-interest expenses	759,483	1,148,379	518,865	4,394

Income before income taxes	156,172	172,972	47,409	402
Income tax expense	98,762	4,926	37,295	316
Cumulative effect of accounting change(1)	—	—	109,799	930

Net income	¥57,410	¥168,046	¥119,913	$1,016

Return on equity	4.0%	11.1%	7.4%

(1)	Cumulative effect of accounting change represents the write-off of the remaining unamortized negative goodwill associated with the acquisition of additional shares of Nomura Asset Management Co., Ltd.

Net revenue decreased by 57% from ¥1,321,351 million for the year ended March 31, 2002 to ¥566,274 million for the year ended March 31, 2003. The decline in net revenue is primarily due to the fact that the results of operations for the year ended March 31, 2002 included the consolidated results of the Principal Finance Group, (“the PFG entities”), as explained in “Principal Finance Group” below. We ceased to control the PFG entities on March 27, 2002 and, accordingly, they were not consolidated with our results of operations for the year ended March 31, 2003. PFG entities product sales and PFG entities rental income accounted for ¥471,984 million of net revenue for the year ended March 31, 2002. Also, net revenue for the year ended March 31, 2002 included a gain on private equity investments in the amount of ¥232,472 million, relating to the deconsolidation of the PFG entities. This gain was derived mainly from the difference between the fair value of our investments in the PFG entities and their historical cost balance sheet value at that date. In addition, we recorded a gain on sales of PFG entities in the amount of ¥116,324 million for the year ended March 2002, which was derived from sales of certain PFG entities. For the year ended March 31, 2003, the decline in net revenue on account of the PFG entities as discussed above more than offset increases in commissions, fees from investment banking, net gains on trading and net interest for that year compared with the previous year.

Net interest revenue amounted to ¥127,279 million for the year ended March 31, 2003, while we had net interest expenses for the preceding two fiscal years. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Wholesale business in particular, we view net interest revenue and non-interest revenues in aggregate.

Net revenue increased by 44% from ¥915,655 million for the year ended March 31, 2001, to ¥1,321,351 million for the year ended March 31, 2002. The increase was mainly due to gains of ¥116,324 million on the disposal of certain PFG entities and a gain on private equity investments of ¥232,472 million. Prior to March 27, 2002, the results of the PFG entities were consolidated in our financial statements, and PFG entities rental income and PFG entities product sales increased due partly to the full year effect of certain PFG entities acquired during the year ended March 31, 2001, as well as the impact of one PFG entity acquired during the year ended March 31, 2002. These increases offset a decrease in commissions in the amount of ¥49,840 million and a decrease in net gain on trading in the amount of ¥145,761 million.

In our consolidated income statement, we include under “Revenue” profit (loss) on investments in equity securities. We recorded losses on such investments in the amounts of ¥98,968 million for the year ended March 31, 2001, ¥55,860 million for the year ended March 31, 2002 and ¥41,288 million for the year ended March 31, 2003. This line item includes unrealized gains and losses on operating investments, and gains and losses realized upon disposition of operating investments. Operating investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, operating investments are recorded at market value, with unrealized gains and losses on these investments being recognized currently in income.

Non-interest expenses decreased by 55% from ¥1,148,379 million for the year ended March 31, 2002 to ¥ 518,865 million for the year ended March 31, 2003. The decrease in non-interest expenses was mainly due to the deconsolidation of the PFG entities, whose expenses, such as the PFG entities cost of goods sold of ¥200,871 million and PFG entities expenses associated with rental income of ¥111,529 million, were included in the non-interests expenses for the year ended March 31, 2002. This decrease was partially offset by an impairment loss in the amount of ¥21,165 million on our investment in JAFCO, one of our affiliates as discussed below.

Non-interest expenses increased by 51% from ¥759,483 million for the year ended March 31, 2001 to ¥1,148,379 million for the year ended March 31, 2002 mainly due to increases in PFG entities cost of goods sold and PFG entities expenses associated with rental income which were contributed from some of newly acquired PFG entities for the year ended March 31, 2002. The increase also reflects an increase in compensation and benefits and an impairment loss in the amount of ¥92,441 million on our investment for the year ended March 31, 2002 in JAFCO.

Income before income taxes was ¥156,172 million for the year ended March 31, 2001, ¥172,972 million for the year ended March 31, 2002 and ¥ 47,409 million for the year ended March 31, 2003.

We are subject to a number of different taxes in Japan which, in the aggregate, represented a statutory tax rate of approximately 42% for the years ended March 31, 2001 and 2002. For the year ended March 31, 2003, we adopted a consolidation tax system as permitted under the Japanese tax low. In addition to the basic corporate tax rate, a 2% surtax will be imposed until the year ending March 31, 2004. Our foreign subsidiaries are subject to income taxes of the countries in which they operate. Reflecting the surtax, the tax rate was approximately 44 % for the year ended March 31, 2003.

Income tax expense for the year ended March 31, 2003 was ¥37,295 million, representing an effective tax rate of 78.7%. The effective tax rate was significantly above the statutory tax rate of 44% mainly due to the following two reasons. First, new Japanese tax legislation was issued in March 2003, reducing the standard enterprise tax rate and creating new taxes on capital and certain expenses defined in the law. This legislation will be effective on April 1, 2004, and will result in a domestic statutory tax rate of approximately 40%. As a result of the future lower statutory tax rate, deferred tax assets were reduced and, accordingly, this increased the effective tax rate for the year ended March 31, 2003 by approximately 16%. Second, deferred tax assets were decreased with respect to the movement of valuation allowance of certain foreign subsidiaries relating to their operating loss carry forwards for tax purposes and, accordingly, this increased the effective tax rate for the year ended March 31, 2003 by approximately 12%.

Income tax expenses for the year ended March 31, 2002, was ¥4,926 million, representing an effective tax rate of 2.8%. The effective tax rate was significantly below our statutory tax rate of 42% mainly due to the following two reasons. First, the 2002 effective tax rate was affected by the change in accounting for PFG entities following the change in our PFG business structure. As discussed in “Principal Finance Business” below, on March 27, 2002, we ceased to control the PFG entities. As a result, we deconsolidated the PFG entities and recorded a corresponding gain on private equity investments of ¥232,472 million. There was no net tax effect related to this gain, and accordingly this reduced the effective tax rate for the year ended March 31, 2002 by approximately 25%. Second, the lower tax rate applicable to income of our foreign operations (mainly our U.K. operation which recorded a material gain on sale of certain PFG entities) reduced the effective tax rate by approximately 14%.

Income tax expense for the year ended March 31, 2001 was ¥98,762 million, representing an effective tax rate of 63.2%. The higher effective tax rate was due mainly to increase in valuation allowance for operating tax loss carry forwards (mainly for our U.S. operations), which increased the effective tax rate by approximately 19%.

We wrote off negative goodwill arising with respect to Nomura Asset Management Co., Ltd. a previous business combination upon adoption of SFAS No. 142 and recorded, as cumulative effect of accounting change, a gain of ¥109,799 million for the year ended March 31, 2003. For further information on this gain, see Note 3 to our consolidated financial statements included in this annual report.

Net income was ¥57,410 million for the year ended March 31, 2001, ¥168,046 million for the year ended March 31, 2002 and ¥119,913 for the year ended March 31, 2003. Our return on equity was 4.0% for the year ended March 31, 2001, 11.1% for the year ended March 31, 2002 and 7.4% for the year ended March 31, 2003.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, our business segments are Domestic Retail, Global Wholesale and Asset Management. Gain (loss) on investment securities, corporate items and other financial adjustments are included as “Other” operating results outside our business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for relationship purposes and the effects of consolidation and deconsolidation of the PFG entities and other private equity investee companies are classified as reconciling items outside our segment information. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 16 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 16.

Domestic Retail

In Domestic Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the variable annuity insurance products we sell as an agent.

Operating Results of Domestic Retail

	Year Ended March 31,
	2001	2002	2003
	(yen amounts in millions; dollar amounts in millions)
Non-interest revenues	¥260,193	¥226,156	¥246,938	$2,091
Net interest revenue	6,236	2,949	2,313	20

Net revenue	266,429	229,105	249,251	2,111
Non-interest expenses	215,638	208,621	213,562	1,808

Income before income taxes	¥50,791	¥20,484	¥35,689	$303

Net revenue for the year ended March 31, 2003 reached ¥249,251 million, increasing 9% from ¥229,105 million for the year ended March 31, 2002. This was due to the fact that the placements and sales of bonds increased, while commissions and fees in stock brokerage and asset management fees decreased. The decrease in commissions and fees in stock brokerage was caused by the decline in sales amounts mainly due to the downturn in the stock market. Additionally, the decrease in asset management fees was caused by decreases in the balances for Long-Term Bond Investment Trusts and also by decreases in trust fees due to a drop in distribution ratios for Long-Term Bond Investment Trusts, and decline in the balances for stock investment trusts due to the downturn in the stock market. These decreases in commissions and fees were offset by an increase in revenue reflecting the increase in the placements and sales of foreign bonds.

Net revenue decreased by 14% from ¥266,429 million for the year ended March 31, 2001 to ¥229,105 million for the year ended March 31, 2002, mainly due to decreases in commissions and asset management and portfolio service fees. Commissions revenue decreased mainly due to the decline of agency transaction volumes associated with stagnant equity markets in Japan. Asset management and portfolio service fees decreased mainly due to the redemption of the Medium-term Japanese Government Bond Fund in September 2001 and a decrease in the outstanding balances of stock investment trusts. However, increases in selling commissions from medium term notes and foreign currency bond partially offset this decrease.

Non-interest expenses for the year ended March 31, 2003 were ¥213,562 million, increasing 2% from ¥208,621 million for the year ended March 31, 2002 mainly due to increases in compensation and benefits. Non-interest expenses for the year ended
March 31, 2002 were ¥208,621 million, decreasing 3% from ¥215,638 million for the year ended March 31, 2001, mainly due to declines in compensation and benefits.

Income before income taxes were ¥50,791 million for the year ended March 31, 2001, ¥20,484 million for the year ended
March 31, 2002, and ¥35,689 million for the year ended March 31, 2003.

The graph below shows the revenue breakdown by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2001, 2002, and 2003.

As described above, equity commissions and asset management fees decreased for the year ended March 31, 2003. Such decreases were offset by an increase in revenue reflecting the increase in the placements and sales of foreign bonds. Of Domestic Retail non-interest revenues for the year ended March 31, 2002, 72% were composed of revenue for equities, investment trusts distribution, and asset management fees. However, this figure declined to 57% for the year ended March 31, 2003. On the other hand, revenue from bonds increased from 28% for the year ended March 31, 2002 to 40% for the year ended March 31, 2003, and the commissions for variable annuity insurance steadily increased to 3% for the year ended March 31, 2003. The decrease in revenue due to downturn of Japan stock markets and decline in our client assets were more than offset by the further progress in our value-added investment consultation services and diversification of our products.

Client assets

The following graph shows amounts and details regarding client assets relating to Domestic Retail at March 31, 2001, 2002, and 2003. Our client assets consist of customers’ assets, excluding assets of financial institutions, held in our custody, and assets relating to the variable annuity insurance products.

Client Assets

(Note) The data above includes assets relating to corporate employees’ investment plans and assets of regional corporations, excluding assets of financial institutions, in our custody, and assets relating to variable annuity insurance products. Accordingly, the data for previous year presented as “Retail customer assets held in custody” in the annual report for the year ended March 31, 2002, is shown as adjusted in the above graph. For each of the three years shown in the above graph, an insignificant portion of client assets was attributable to other instruments. Because of its insignificant size, this portion is not shown in the above graph. The amount of this portion was ¥0.05 trillion, ¥0.03 trillion and ¥0.22 trillion for the years ended March 31, 2001, 2002 and 2003, respectively.

Client assets declined by ¥1.9 trillion from ¥28.9 trillion at March 31, 2002 to ¥27.1 trillion at March 31, 2003, due to the declines in the balances of bond investment trusts and stock assets.

Due to declines in distribution ratios of Long-Term Bond Investment Trusts since April 2002, placements of those investment trusts have decreased. At the same time, cancellations of Long-Term Bond Investment Trusts have increased. Thus, the assets in respect of bond investment trusts decreased by ¥2.5 trillion from ¥8.4 trillion at March 31, 2002 to ¥5.9 trillion at March 31, 2003.

Also, due to a 28% drop of the Nikkei Stock Average based on the downturn of the stock market, equity assets decreased ¥1.6 trillion to ¥9.5 trillion at March 31, 2003 from ¥11.1 trillion at March 31, 2002.

On the other hand, due to continuing extremely low interest rates and growing needs for asset diversification, the needs regarding domestic and foreign bonds have been high, for both individuals or corporations. This has caused a steady expansion of bond assets held in custody. Bond assets held in custody increased by ¥1.7 trillion and reached ¥8.4 trillion at March 31, 2003, from ¥6.7 trillion at March 31, 2002.

Global Wholesale

In Global Wholesale, we earn fees, commissions and other revenues by providing sales and trading services, and investment banking services mainly to global institutional customers. In our sales and trading activities, we facilitate customer transactions and trade for our own account by market-making and trading fixed income and equity securities. We also provide a broad range of investment banking services, including underwriting and financial advisory services. Also, we conduct proprietary transactions, including arbitrage and principal finance transactions. Through March 27, 2002, our investments in PFG entities had been treated as private equity positions for business segment information purposes.

Operating Results of Global Wholesale

	Year Ended March 31,
	2001	2002	2003
	(yen amounts in millions; dollar amounts in millions)
Non-interest revenues	¥487,644	¥385,430	¥196,675	$1,666
Net interest revenue	(24,839)	54,505	101,794	862

Net revenue	462,805	439,935	298,469	2,528
Non-interest expenses	210,062	248,657	207,436	1,757

Income before income taxes	¥252,743	¥191,278	¥91,033	$771

Net revenue was ¥462,805 million, ¥439,935 million and ¥298,469 million for the years ended March 31, 2001, 2002 and 2003, respectively.

Non-interest expenses were ¥210,062 million, ¥248,657 million and ¥207,436 million for the years ended March 31, 2001, 2002 and 2003, respectively.

As discussed in “Overview” under Item 4.B of this annual report, our Global Wholesale consists of four business lines: Fixed Income, Equity, Investment Banking and Merchant Banking.

Fixed Income

We cover fixed income related products, including government securities, agency securities, municipal securities, credit products, money market products, foreign exchange, asset backed securities and various derivatives products. Our strategy is to enhance customer-driven transactions and focus on maintaining our presence as a market leader in yen bond markets globally. We have enhanced our execution capabilities for trading in structured medium-term notes to meet strong demand from our high-net-worth clients and regional institutions in Domestic Retail.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31,
	2001	2002	2003
Share in Japanese Government bond auctions	13%	15%	15%
Share in secondary bond trading	15%	15%	14%

Operating Results of Fixed Income

	Year Ended March 31,
	2001	2002	2003
	(yen amounts in millions; dollar amounts in millions)
Net revenue	¥78,390	¥90,753	¥153,966	$1,304
Non-interest expenses	56,171	66,739	76,759	650

Income before income taxes	¥22,219	¥24,014	¥77,207	$654

Net revenue increased by 70% from ¥90,753 million for the year ended March 31, 2002 to ¥153,966 million for the year ended March 31, 2003, mainly due to an increase in net gain on trading relating to medium-term notes and foreign currency bonds.

Net revenue increased by 16% from ¥78,390 million for the year ended March 31, 2001 to ¥90,753 million for the year ended March 31, 2002 due mainly to our success in trading in structured medium-term notes to meet strong demand from high-net-worth clients and regional institutions in Domestic Retail.

Non-interest expenses increased by 15% from ¥66,739 million for the year ended March 31, 2002 to ¥76,759 million for the year ended March 31, 2003 mainly due to increases in compensation and benefits in our overseas operations.

Non-interest expenses increased by 19% from ¥56,171 million for the year ended March 31, 2001 to ¥66,739 million for the year ended March 31, 2002 due mainly to an increase in compensation and benefits in our overseas operations.

Income before income taxes was ¥22,219 million for the year ended March 31, 2001, ¥24,014 million for the year ended March 31, 2002 and ¥77,207 million for the year ended March 31, 2003.

Equity

We focus on transactions by customer order flow as well as arbitrage trading. In recent years, many Japanese corporations which have needed to restructure their balance sheets have accelerated their liquidation of cross-shareholdings of other Japanese corporations. Utilizing our strong client base, solution providing services and execution capabilities, we have been handling large block orders resulting from such liquidations. We expect such restructuring to continue during the year ending March 31, 2004.

Furthermore, through our global sales network we often handle orders for baskets of various stocks from domestic and foreign large corporations and public pension funds. In the year ended March 31, 2003, we continued to strengthen our sales network into a global organization, which enables us to meet the 24-hour demand from large global customers through out Tokyo, London and New York offices.

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31,
	2001	2002	2003
TOPIX	1,277.27	1,060.19	788.00
	-25.1%	-17.0%	-25.7%
Nikkei 225 (“Nikkei Stock Average”)	12,999.70	11,024.94	7,972.71
	-36.1%	-15.2%	-27.7%

In the Japanese stock market, in May 2002, the Nikkei Stock Average rallied to a high for the year in response to a “bottoming out” declaration announced by the Japanese government. However, since then the Nikkei Stock Average has generally declined as, among other factors, corporate accounting scandals undermined investors’ faith in corporate results in the United States, and concerns rose about the direction of the U.S. economy. Also, the Nikkei Stock Average dropped below the 8,000 mark in March 2003, due to the war in Iraq and the deterioration in supply and demand conditions. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31,
Nomura’s Share in	2001	2002	2003
Total equity trading market in Japan	11%	10%	9%
Off-floor/off-exchange equity trading market in Japan	21%	19%	20%

Operating Results of Equity

	Year Ended March 31,
	2001	2002	2003
	(yen amounts in millions; dollar amounts in millions)
Net revenue	¥241,291	¥125,076	¥82,025	$694
Non-interest expenses	73,617	66,475	65,675	556

Income before income taxes	¥167,674	¥58,601	¥16,350	$138

Net revenue decreased by 34% from ¥125,076 million for the year ended March 31, 2002 to ¥82,025 million for the year ended March 31, 2003, mainly due to a decrease in customers’ order flow, such as block trading, resulting from a stagnant Japanese equity market.

Net revenue decreased by 48% from ¥241,291 million for the year ended March 31, 2001 to ¥125,076 million for the year ended March 31, 2002 due partially to a stagnant Japanese equity market. Also, the results for the year ended March 31, 2002 did not reflect block trades which took place in large numbers and volume in connection with the reorganization of the Nikkei Stock Average which occurred during the year ended March 31, 2001.

Non-interest expenses decreased by 1% from ¥66,475 million for the year ended March 31, 2002 to ¥65,675 million for the year ended March 31, 2003 mainly due to decreases in compensation and benefits in our overseas operations.

Non-interest expenses decreased by 10% from ¥73,617 million for the year ended March 31, 2001 to ¥66,475 million for the year ended March 31, 2002 due mainly to a decrease in performance-linked compensation overseas.

Income before income taxes was ¥167,674 million for the year ended March 31, 2001, ¥58,601 million for the year ended March 31, 2002, and ¥16,350 million for the year ended March 31, 2003.

Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of bonds, stocks, and other instruments in the major global markets of Japan, Europe, and the U.S. The following table shows changes in our market share in the underwriting market for bonds and stocks in Japan.

	Year Ended March 31,
	2001	2002	2003
Share in Japanese IPOs	44%	36%	49%
Share in Japanese Public Offerings	16%	34%	44%
Share in Japanese Straight Bonds	22%	21%	23%
Share in Japanese Samurai Bonds	18%	38%	14%

We have been enhancing our M&A and financial advisory capabilities for cross border deals as well as Japanese deals. According to Thomson Financial, the amounts of announced M&A deals which involved Japanese parties was $63,090 million and our share was 32.4% for the year ended December 31, 2002.

Merchant Banking

In October 2001, we established the Merchant Banking division within Global Wholesale, which combines our principal finance business in Japan and Europe, and other private equity businesses in Japan and Europe.

In our principal finance business, we generally take controlling stakes in mature businesses that have strong cash flows and offer potential for strong capital appreciation. We also take minority positions in start up type enterprises or investments through private equity funds in our private equity business. In Japan, Nomura Principal Finance Co., Ltd. has been developing private equity business in the field of buy-outs and corporate revitalization. The business has also been developed through investment in funds managed by the Nomura Research & Advisory Co., Ltd. in Japan. As explained in “Principal Finance Group” below, since March 27, 2002, our principal finance investments in Europe have been controlled and managed by Terra Firma.

In the financial analysis below, the operating results of merchant banking for the year ended March 31, 2001 are included in the investment banking category.

Operating Results of Investment Banking and Merchant Banking

	Year Ended March 31,
	2001	2002	2003
	(yen amounts in millions; dollar amounts in millions)
Investment Banking:
Net revenue	¥143,124	¥88,349	¥69,125	$585
Non-interest expenses	80,274	57,406	56,374	477

Income before income taxes	¥62,850	¥30,943	¥12,751	$108

Merchant Banking:
Net revenue	¥—	¥135,757	¥(6,647)	$(56)
Non-interest expenses	—	58,037	8,628	73

Income before income taxes	¥—	¥77,720	¥(15,275)	$(129)

Investment Banking and Merchant Banking:
Net revenue	¥143,124	¥224,106	¥62,478	$529
Non-interest expenses	80,274	115,443	65,002	550

Income before income taxes	¥62,850	¥108,663	¥(2,524)	$(21)

Net revenue for Investment Banking and Merchant Banking decreased by 72 % from ¥224,106 million for the year ended March 31, 2002 to ¥62,478 million for the year ended March 31, 2003. Net revenue in Merchant Banking was adversely impacted by the worldwide recession, which depressed asset values and limited exit opportunities. Investment gains realized through exit transactions in Japan were offset by a decline in the fair value of investments in Europe. Net revenue in Investment Banking decreased partly due to a decrease in order flow relating to the Japanese equity market. Public offering activities were stagnant during the year ended March 31, 2003 in the Japanese capital market, although the number of M&A deals increased.

Net revenue increased by 57% from ¥143,124 million for the year ended March 31, 2001 to ¥224,106 million for the year ended March 31, 2002 mainly due to gains resulting from the disposal of assets held by Angel Street Capital Limited and Tutor Street Capital, both PFG entities, and securitization by Annington Holdings plc, another PFG entity, in Merchant Banking. These gains were offset by a decrease in net revenue in Investment Banking due mainly to a decrease in volume of public stock offerings in Japan reflecting the stagnant Japanese equity market.

Non-interest expenses decreased by 44% from ¥115,443 million for the year ended March 31, 2002 to ¥65,002 million for the year ended March 31, 2003 mainly due to decreases in compensation and benefits reflecting the performance of Merchant Banking.

Non-interest expenses increased by 44% from ¥80,274 million for the year ended March 31, 2001 to ¥115,443 million for the year ended March 31, 2002 mainly due to an increase in compensation and benefits reflecting the improved performance of Merchant Banking.

Income before income taxes was ¥62,850 million for the year ended March 31, 2001 and ¥108,663 million for the year ended March 31, 2002, and loss before income taxes was ¥2,524 million for the year ended March 31, 2003.

Asset Management

In Asset Management, principally conducted through Nomura Asset Management, we develop and manage investment trusts, which we and other financial institutions distribute, and earn management fees for the portfolio management of investment trusts. We also provide investment advisory services for pension funds and other institutional customers. Net revenues mainly consist of asset management and portfolio service fees. Additionally, in the defined contribution business, we receive commissions as a defined contribution pension plan administrator.

Operating Results of Asset Management

	Year Ended March 31,
	2001	2002	2003
	(yen amounts in millions; dollar amounts in millions)
Non-interest revenues	¥58,237	¥46,840	¥34,828	$295
Net interest revenue	1,810	367	2,232	19

Net revenue	60,047	47,207	37,060	314
Non-interest expenses	39,537	37,031	33,866	287

Income before income taxes	¥20,510	¥10,176	¥3,194	$27

Net revenue decreased by 21% from ¥47,207 million for the year ended March 31,2002 to ¥37,060 million for the year ended March 31, 2003, due to decreases in asset management and portfolio service fees reflecting declines in the outstanding balance of our Long-term Bond Investment Trusts.

Net revenue decreased by 21% from ¥60,047 million for the year ended March 31, 2001 to ¥47,207 million for the year ended March 31, 2002, mainly due to decreases in asset management and portfolio service fees caused primarily by the redemption of the Medium-term Japanese Government Bond Fund in September 2001 and a decrease in the outstanding balance of stock investment trusts.

Non-interest expenses decreased by 9% from ¥37,031 million for the year ended March 31, 2002 to ¥33,866 million for the year ended March 31,2003 partly due to a decrease in compensation and benefits.

Non-interest expenses decreased by 6% from ¥39,537 million for the year ended March 31, 2001 to ¥37,031 million for the year ended March 31, 2002, due partly to a decrease in performance-linked compensation in accordance with a decrease in its revenue.

Income before income taxes was ¥20,510 million for the year ended March 31, 2001, ¥10,176 million for the year ended March 31, 2002, and ¥3,194 million for the year ended March 31, 2003.

Nomura Asset Management’s assets under management

	As of March 31,
	2001	2002	2003
	(yen amounts in billions)
Publicly offered stock investment trusts	¥2,645	¥3,199	¥3,168
Publicly offered bond investment trusts	13,331	10,388	7,253
Privately placed investment trusts	162	181	238
Investment advisory	4,904	4,447	3,578

Total	¥21,042	¥18,214	¥14,237

(Note)	There are some assets that are calculated in a partially overlapping manner, due to funds of funds.

Asset Management Business of Nomura Asset Management

The assets under management of Nomura Asset Management accounted for ¥14.2 trillion for the year ended March 31, 2003, reflecting a decrease by ¥6.8 trillion from the year ended March 31, 2001, and a decrease of ¥4.0 trillion from the year ended March 31, 2002. As of March 31, 2003, the assets under management of Nomura Asset Management included publicly offered stock investment trusts in the aggregate principle amount of ¥3.2 trillion, publicly offered bond investment trusts in the aggregate principal amount of ¥7.3 trillion, privately placed investment trusts in the aggregate principal amount of ¥0.2 trillion, and investment advisory activities covering assets in the amount of ¥3.6 trillion.

With respect to publicly offered stock investment trusts, in a trend that started in the year ended March 31, 2002 and continued through the year ended March 31, 2003, a number of Exchange Traded Funds, to which Japanese financial institutions contributed stocks, in relation to their unwinding of cross-shareholdings, were established. Additionally, there was a substantial inflow of customer assets into foreign bond investment trusts, which are classified as stock investment trusts in Japan. During the year ended March 31, 2003, the Nikkei Stock Average dropped to ¥7,972 at year end from ¥11,024 at the beginning of the year, representing a decline of about 28%.

As a result, the total net assets of stock investment trusts managed by Nomura Asset Management as of March 31, 2003 amounted to ¥3,168 billion, representing ¥30 billion, or about 1%, a decrease from ¥3,199 billion as of March 31, 2002. In addition, during the year ended March 31, 2003, some of our major clients terminated investment advisory contracts with Nomura Asset Management, and, as a result, investment advisory assets of Nomura Asset Management decreased to ¥3,578 billion as of March 31, 2003 from ¥4,447 billion as of March 31, 2002.

With respect to publicly offered bond investment trusts, net assets declined about ¥3 trillion in each of the years ended March 31, 2002 and 2003. In the year ended March 31, 2002, Nomura Asset Management experienced difficult business circumstances relating to Enron’s bankruptcy in the United States in late 2001. In November 2001, Enron’s bankruptcy prevented some asset management companies in Japan from keeping the unit price of their Money Management Funds, or MMFs, at the original investment value of ¥10,000. This triggered large withdrawals from MMFs, mainly by listed corporations and financial institutions, and has damaged the investment trusts industry in Japan, including other investment trust management companies, including Nomura Asset Management whose MMFs’ unit prices remained above the original investment value. Nomura Asset Management’s MMFs decreased in terms of the principal amount by 54% from ¥3.9 trillion at the end of September 2001 to ¥1.8 trillion at the end of March 2002, and to ¥1.3 trillion at the end of March 2003. On January 18, 2002, the Investment Trusts Association of Japan announced new rules for MMFs. These new rules are intended to help the investment trusts industry regain investors’ confidence in MMFs. With respect to assets included in an investment trust, these rules specify limitations on the remaining maturity, average maturity and exposure in a single issuer, and minimum criteria on credit ratings to be obtained. Nomura Asset Management has introduced the new rules to the management and asset structures of its MMFs.

For the year ended March 31, 2003, the aggregate principal amount of MMFs decreased by ¥500 billion, representing a 26% change. Due to a change of the appraisal method for composite bonds and general declines in interest rates, the net assets for the publicly offered bond investment trusts, whose targeted distribution amounts dropped greatly, decreased by ¥2,269.5 billion from ¥6,299.5 billion at March 31, 2002 to ¥4,030.0 billion at March 31, 2003. At the same time, the net assets for publicly offered bond investment trusts decreased to ¥7.3 trillion as of March 31, 2003, compared with ¥10.4 trillion at March 31, 2002.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts declined to 30% as of March 31, 2003 because of an overall increase in the market size of publicly offered stock investment trusts.

The share of Nomura Asset Management in the fund market of Japan

	As of March 31,
	2001	2002	2003
Total of publicly offered investment trusts	30%	33%	30%
Stock investment trusts	18%	21%	19%
Bond investment trusts	35%	40%	40%

Defined contribution pension plan in Japan

In connection with the defined contribution business in Japan, we offer various services. Among other things, we provide consulting and support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education. As of the end of March 2003, there were 36 companies with respect to which we, through Nomura DC Planning Co., Ltd., were entrusted with the administration and management of defined contribution plans, and the total number of participants in those plans was about 160, 000 persons, which was the largest in Japan.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates, amortization of goodwill, gain (loss) on sales of tangible assets, other losses arising from long-lived assets and cancellation of company agreements, corporate items and other financial adjustments. We introduced certain methodologies to allocate Headquarters’ expenses creating global Headquarters account for our three business segments effective April 1, 2002 in order to better allocate the expenses based on benefits received by each segment. Had we not applied the current allocation methodologies for the year ended March 31, 2003, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥ 42,758 million, ¥ 99,734 million and ¥ 3,883 million, respectively. Please refer to Note 16 to the consolidated financial statements for a reconciliation of segment results to income statement information.

Loss before income taxes in other operating results decreased from ¥143,397 million for the year ended March 31, 2002 to ¥40,705 million for the year ended March 31, 2003.

Loss before income taxes in other operating results increased from ¥60,455 million for the year ended March 31, 2001 to ¥143,397 million for the year ended March 31, 2002, mainly due to the impairment loss on our investment in JAFCO.

Among our listed affiliates that are accounted for under the equity method in our consolidated financial statements, JAFCO, which is in the business of investing in and enhancing the equity value of non-listed companies, currently comprises a substantial portion of the aggregate carrying amount of our equity investments. During the years ended March 31, 2002 and 2003, the overall decline in market conditions in Japan led to a decrease in revenues relating to JAFCO-backed initial public offerings, and this contributed to a substantial decline in JAFCO’s share price. As a result, we determined that there was an other-than-temporary loss on our investment in JAFCO, and we recorded an impairment loss on that investment in the amount of ¥92,441 million and ¥21,165 million for the year ended March 31, 2002 and 2003, respectively. This loss is included in “Non-interest expenses—Other” in our consolidated income statement for these years. For further information on these losses, see Note 14 to our consolidated financial statements included in this annual report.

Investments in Equity Securities Held for Relationship Purposes

In our consolidated financial statements, operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships, are treated in accordance with U.S. GAAP for broker-dealers—they are recorded at market value, with unrealized gains and losses on these investments being recognized in income.

Our operating investments share the following characteristics, which are based on customary business practices in Japan:

•	We primarily acquire operating investments for business relationship purposes, and not for generating capital gains. We do so in order to promote existing and potential business relationships with Japanese financial institutions and corporations.

•	We generally hold these investments for the long term, commensurate with our longstanding business relationships with the investees. We generally do not dispose of these investments for the purpose of realizing short-term capital gains.

•	We do not, as a matter of business practice, generally dispose of these investments without consulting with the investees beforehand. We have a business incentive in not disposing of an operating investment without such prior consultation, because an investee may interpret the disposal as an indication that we were placing less value on our business relationship with the investee and might, as retaliation, reduce or terminate the business it brings to us, thereby causing substantial harm to our business.

In pursuing our business strategy, we continuously review our business relationships with Japanese companies that are the investees of our operating investments.

In light of the characteristics of our operating investments as explained above, we do not include the unrealized profit/ (loss) on these investments in our segment information.

Effect of Consolidation/Deconsolidation of the PFG Entities

Prior to March 27, 2002, under U.S. GAAP, the PFG entities’ financial position and results of operations were included in our consolidated financial statements because of our controlling financial interests in the PFG entities. We held controlling financial interests in each of the PFG entities through warrants, which enabled us to purchase equity interests in them. As described in “Principal Finance Group” below, on March 27, 2002, we contributed most of our interests in certain of the PFG entities to Terra Firma Capital Partners I (“TFCPI”), a limited partnership involved in the private equity business, in exchange for a limited partnership interest. The general partner of the limited partnership assumed control of these investments, together with one other PFG entity, Annington, which was not transferred to the partnership. Accordingly, we ceased consolidating the PFG entities at that time. The effects of consolidation and deconsolidation of the PFG entities are reflected in our consolidated financial statements but not in our segment information. This is because we view and treat our PFG businesses as private equity investments and because we manage these businesses based on management’s estimate of fair value. Our financial exposure is limited to the fair value of our direct investments. For a further explanation of this accounting treatment, see Note 16 to our consolidated financial statements included in this annual report.

Summary of Regional Contribution

For a summary of our net revenue, income before income taxes and identifiable assets by geographic region, see Note 16 to our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subjected to statutory capital requirements, including those of Japan, the United Kingdom, the United States and certain other countries in which we operate.

In Japan, we are subject to the capital adequacy rule of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio of not less than 120%. The calculation of a capital adequacy ratio is described in “Regulatory Capital Rules—Japan” under Item 4.B of this annual report. As of March 31, 2003, we had a capital adequacy ratio of 260.2% compared to 231.6% as of March 31, 2002.

Some of our subsidiaries are subject to various regulatory requirements that may limit cash dividends and advances to the Japanese parent company and that may establish minimum capital requirements. These subsidiaries are in compliance with all applicable regulatory capital adequacy requirements.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, British pounds and Euros. In foreign countries where we operate, our business is conducted in the currencies of those countries. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation into our financial statements. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our statements of operations unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur, frequently.

Critical Accounting Policies

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of our positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact our estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, our estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

In determining fair value, we set forth five categories of financial instruments as described below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2003
	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥8,474	¥3,375	$72	$29
Non-trading debt securities	270	—	2	—
Investments in equity securities	138	—	1	—
Private equity investments	271	—	2	—
Derivative contracts(1)	541	514	5	4

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2003
	With price transparency	With little or no price transparency	Total
Trading securities inventory	¥7,883	¥591	¥8,474
Trading securities sold but not yet purchased	3,366	9	3,375
Non-trading debt securities	94	176	270
Investments in equity securities	93	45	138
Private equity investments	—	271	271

The fair value of trading securities, non-trading debt securities, and investments in equity securities is generally obtained from quoted market prices or broker/dealer quotations with reasonable level of price transparency, or priced with reference to comparable financial instruments whose parameters can be directly observed.

The types of instruments valued in this manner include listed equity, major sovereign government and agency bonds, supernational bonds, municipal bonds, corporates, liquid mortgage backed securities and money market instruments.

Certain trading and non-trading debt securities are less liquid and priced using management’s best estimate of fair value. These type of instruments include non-investment grade and distressed corporates debt, emerging market debts, mortgage and commercial loans, mortgage derivatives, non-investment grade peace of structured notes, and notes with embedded exotic option.

Private equity investments

We had been actively involved in the private equity business, through our U.K. based Principal Finance Group (“PFG”). As a result of a review to determine the optimum structure to run this business going forward, on March 27, 2002. We restructured PFG and, as a result, contributed our investments in certain of our remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business. As a result of our contribution of our investments in the PFG entities to TFCP I in exchange for a limited partnership interest, Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of us, assumed control of these investments, together with one investment, Annington Holdings plc, which was not transferred to the partnership. Accordingly we ceased consolidating the investments on such date. Terra Firma Capital Partners Limited (“TFCPL”) has been established by some of our former employees to advise Terra Firma in relation to the management of TFCP I as well as to raise and to invest of additional capital obtained from third parties. With effect from March 27, 2002, we account for our investments managed and controlled by Terra Firma (collectively referred to as “the Terra Firma investments”) at fair value in accordance with accounting practice for broker-dealers.

As stated above, the investments controlled and managed by Terra Firma are carried at fair value. Corresponding changes in the fair value of these investments are included in gains/losses on private equity investments. The determination of fair value is significant to our financial condition and results of operations and requires management to make judgements based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no external quoted market prices available. As a result, our Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, among other things, Terra Firma’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows us to produce our own estimates of the fair value for each underlying investment.

In estimating fair value, we estimate the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from the bottom up, with detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Hotels	Room rate achieved and occupancy, which in turn are driven by business and leisure travel. Revenue from conference facilities and food and beverage sales. Staff and other costs and central overheads.

Real Estate

Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets.

Property holding and refurbishment and head office costs.

Availability and cost of finance.

Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental acquisition costs, rental maintenance costs, as well as overheads and head office costs.

Retail	Market share, changes in market size, underlying trends in consumer behavior. Gross margin and operating costs, including outlet overheads and head office costs.

Services	Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditure. Ongoing servicing costs, including staff costs and central overheads. Additional contracts and additional non-contracted works. Availability and cost of finance.

Where possible, these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the Discounted Cash Flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Terra Firma investments represents the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or to Terra Firma.

For recently acquired investments (i.e., those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The estimated fair value of Terra Firma investments was ¥265,714 million and ¥265,742 million at March 31, 2002 and 2003, respectively. Of these amounts, the respective percentages at March 31, 2002 and 2003 were 47% and 64% for Real Estate, 9% and 6% for the Services Sector and the remaining balance of 44% and 30% for the Consumer Businesses, which include Retail, Consumer Finance and Hotels.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair values of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2003
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥21	¥14	$0	$0
OTC derivatives	520	500	5	4

	¥541	¥514	$5	$4

The fair values of OTC derivative assets and liabilities at March 31, 2003 by remaining contractual maturity are shown below:

	Billions of yen
	Years to Maturity					Cross- maturity netting(1)	Total fair value
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
OTC derivative assets	¥133	¥307	¥241	¥229	¥683	¥(1,073)	¥520
OTC derivative liabilities	102	259	258	213	776	(1,108)	500

Note: (1)	This item represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

Fair values for OTC derivatives are estimated using price models based on net present value of estimated future cash flows. Price transparency for OTC derivative varies depending on product type, maturity and the complexity of the contract. Foreign exchange forwards, interest rate swaps and cross currency swaps in major currencies are the types of derivative contracts with high degree of price transparency as they are valued with model with readily observable market parameters. Long dated foreign exchange options, credit basket default swaps, swaps with multiple call feature and other complex derivatives often valued with correlations and volatilities that needs some estimates and judgment, and they are less transparent in pricing.

Transfers of financial assets

We account for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that we account for the transfer of financial assets, occurring after March 31, 2001, as a sale when we relinquished control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets. In connection with its securitization activities, we utilize special purposes entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. We derecognized financial assets transferred in securitizations provided that control over such assets has effectively been relinquished.

We have historically used special purpose entities or, SPE vehicles, as conduits and have generally not retained a financial interest in the asset securitizations. In conduit transactions, we serve as the administrator.

Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by the conduits is supported with sufficient collateral and other credit enhancements to receive at least an A-1 or P-1 rating. We may obtain an interest in the financial assets in the future, which may include residual interests in the special purpose entities established to facilitate the securitization. Any such interests would be included in Securities inventory within our balance sheet. We record our securities inventory, including such interests, at fair value with any changes in fair value included in revenues.

Accounting Developments

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement specifies the accounting for certain employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees and is effective for exit and disposal activities initiated after December 31, 2002. The implementation of SFAS No. 146 did not have a material impact on our financial condition or results of operations for the year ended March 31, 2003.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions are effective with our year ended March 31, 2003. The implementation of FIN No. 45 did not have a material impact on our financial condition or results of operations for the year ended March 31, 2003.

In January 2003, the FASB released FIN No. 46, which clarifies when an enterprise should consolidate an entity that meets the definition of a variable interest entity, or a VIE. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN No. 46 requires that an enterprise shall consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. FIN No. 46 is effective immediately for newly created VIEs after January 31, 2003. The effective date for VIEs that existed before February 1, 2003 is July 1, 2003.

With respect to certain VIEs created before February 1, 2003, we believe that it is reasonably possible that we will either be required to disclose additional information about such entities in which we hold a significant variable interest or of which we will be the primary beneficiary as of July 1, 2003. At March 31, 2003, in connection with our Global Wholesale business, the aggregate size of these entities in which our interest is either significant or of which we could be deemed to be the primary beneficiary was ¥818 billion ($7 billion), of which ¥271 billion ($2 billion) is already recorded on the consolidated balance sheet at that date. Our variable interests associated with these entities, primarily the Terra Firma investments, financial asset-backed securitizations, credit-linked notes, and collateralized debt and loan obligation entities, are ¥271 billion ($2 billion), which represents our maximum exposure to loss at March 31, 2003. Our variable interests of ¥271 billion ($2 billion) are already recorded on the consolidated balance sheet at that date.

It is reasonably possible that, as a result of consolidating certain entities that are not currently consolidated, FIN No. 46 could have a material impact on our consolidated financial statements in the future, although adopting FIN No. 46 will not materially change our economic exposure with respect to these entities. This is especially true for the Terra Firma investments; should we conclude that FIN No. 46 applies to these investments and that either all, or some, require re-consolidation. See “Principal Finance Group” discussed below with respect to the impact of de-consolidation in March 2002.

We purchase and sell interests in entities that may be deemed to be VIEs in our market-making capacity in the ordinary course of our Global Wholesale business. As a result of these activities, it is reasonably possible that such entities may be consolidated and deconsolidated at various points in time. Therefore, the variable interests referred to above may not be held by us at March 31, 2004. We are currently assessing the potential impact of adoption of FIN No. 46.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We are currently assessing the impact of SFAS No. 149 on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 requires an issuer to classify certain financial instruments with characteristics of both liabilities and equity as liabilities (or an asset in some circumstances). Many of those instruments were previously classified as equity. Under SFAS No. 150, certain financial instruments issued in the form of shares that are mandatorily redeemable, that embody an obligation to repurchase the issuer’s equity shares, and that the issuer must or may settle by issuing a variable number of its equity shares, are classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are currently assessing the impact of SFAS No. 150 on the consolidated financial statements.

Principal Finance Group

Background

In the period from 1995 to March 2002, we made a series of 16 private equity investments in various businesses, for a total investment of ¥678 billion. We refer to this business as the Principal Finance Group, or PFG, business. The businesses in which we had invested, referred to as the “PFG entities”, are primarily located in the United Kingdom, Germany and the United States, and are in basic service industries with stable operating results and cash flows.

Examples of companies we have bought and sold in this area include: AT&T Capital Corporation, a U.S. leasing and commercial finance company; Angel Train Contracts, a privatized U.K. rolling stock company; William Hill, a major U.K. bookmaker; and Angel Street Capital Limited, a U.K. pub company. Current investments include: Le Grand Cap Limited, a U.K. pub company; Carmelite Capital Limited, a consumer rental company with operations primarily in Western Europe; Annington Holdings plc and Deutsche Annington Holdings Limited, residential property rental companies in the United Kingdom and Germany, respectively; and Thresher Wines Capital Limited, the largest specialist off-license retailer in the United Kingdom.

PFG Portfolio

A summary of the principal operating PFG entities as of March 27, 2002, immediately prior to the reorganization described below, were as follows:

Name of Company	Activity	Location
Carmelite Capital Limited	Rental and sale of consumer	United Kingdom
Electronics
Thresher Wines Capital Limited	Sale of beer, wine and spirits	United Kingdom
Annington Holdings plc	Investment in properties	United Kingdom
Deutsche Annington Holdings	Investment in properties	Germany
Limited
Meridien Capital Limited	Hotels	United Kingdom

We invested in these businesses for capital appreciation purposes, which we expected to realize after a five to seven year holding period, although we exited some investments for significant returns in a shorter period. Value is generated through fundamentally changing strategy, hiring and empowering new management, and achieving operational efficiencies in each of the companies acquired.

Prior to the reorganization described below, for financial reporting purposes, the PFG entities’ financial position and results of operations were recorded using purchase accounting at the date of the acquisition and were consolidated in our consolidated financial statements because we had controlling financial interests in the PFG entities. We held these controlling financial interests through our holding of warrants to purchase equity interests in the PFG entities.

PFG Reorganization

On March 27, 2002, we contributed our interests in certain of the PFG entities to Terra Firma Capital Partners I (“TFCPI”), a limited partnership in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of us, assumed control of these investments. Terra Firma also assumed control of one other PFG entity, Annington, via a discretionary management agreement. For all of these investments (referred to as “Terra Firma investments”), we assumed the role of a passive investor and we ceased consolidating the PFG entities at that time. On that date, we began accounting for our Terra Firma investments at fair value in accordance with the accounting practices for broker-dealers and include this investment in “Private equity investments” in our consolidated balance sheet. This accounting treatment is effective only for periods on and after March 27, 2002. Thus, our operating results for the year ending March 31, 2003 will not be directly comparable to prior years regarding the PFG entities.

We recognized revenue amounting to ¥232,472 million through the deconsolidation of the PFG entities. This gain is a result of the March 31,2002 estimated fair value exceeding the carrying value of the investment. The carrying value was the cost of the investment less book losses incurred during the period of ownership. In other words, the 2002 gain on deconsolidation is primarily the reversal of losses that had previously been consolidated. The fair value of our investments in Terra Firma investments shows their economic value which is a more meaningful representation of the risk we incur. Fair value is typically derived from projected future cash flows to be generated by the investment, discounted at its weighted average cost of capital and, in some cases, real estate property valuations received from independent valuation specialists as discussed in “Critical Accounting Policies” above. As of March 31, 2003, the estimated aggregate fair value of Terra Firma investments was ¥265,742 million.

B. Liquidity and Capital Resources.

Liquidity

Cash Flow

Our cash flows are primarily related to the operating and financing activities undertaken in connection with our trading and market-making businesses. Following is summary information on consolidated cash flows for the year ended March 31, 2003:

Year Ended March 31, 2003
(in billions)
Net cash provided by operating activities	¥34.1
Net income	119.9
Trading assets and private equity investments	(1,182.1)
Trading liabilities	1,242.3
Other, net	(146.0)
Net cash provided by investing activities	134.1
Decrease in non-trading debt securities, net	152.2
Other, net	(18.1)
Net cash used in financing activities	(24.6)
Increase in long-term borrowings, net	330.2
Decrease in short-term borrowings, net	(290.8)
Other, net	(64.0)
Effect of exchange rate changes	(9.0)

Net increase in cash and cash equivalents	¥134.6

Liquidity Objective

We maintain a highly liquid balance sheet comprised primarily of marketable securities matched with a liability structure that ensures that liquidity is available regardless of market conditions. We aim to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of assets, although we may from time to time decide to sell assets in the course of normal business or for strategic purposes. Our management establishes our overall liquidity policies.

Liquidity Policy

In order to meet our liquidity objective, we have designed the following liquidity policies:

Ensure Appropriate Funding Mix.    We aim to maintain enough long-term debt and equity to meet the cash capital requirements of all of our assets. Liquidity is measured by our ability in a stress condition to finance those assets using secured funding, including repurchase agreements and securities lending transactions. We finance the cash capital needs of our assets with long-term debt and equity, and we calculate such needs using conservative estimates of the assets’ secured borrowing power.

Consistent with the aim of maintaining an appropriate funding mix, we have reduced our reliance on short-term unsecured financing, thereby diminishing the effect of a potential liquidity event. As of March 31, 2003, our long-term unsecured financing totaled ¥1,955.4 billion, well over the short-term unsecured financing amount of ¥914.0 billion. For the most part, our long-term debt is issued on a variable rate basis, and is linked to short-term money market indices to avoid interest rate risk arising from a change in the shape of the yield curve. All of our structured notes are hedged with financial instruments in order to realize a scheduled cash flow.

Maintain a Liquidity Portfolio.    We aim to maintain a portfolio of cash and highly liquid securities that could be converted to cash through sale or pledge so that we could satisfy immediate liquidity requirements. As of March 31, 2003, we maintained a ¥1,629.1 billion liquidity portfolio that consisted of cash, cash equivalents and government securities, mostly denominated in Japanese yen and U.S. dollar, as shown in the table below:

March 31, 2003
(in billions)
Liquidity Portfolio	¥1,629.1
Cash, Cash Equivalent and Deposits	913.8
Overnight Call Loans	113.6
Government Securities	601.8
Net Liquidity Value of Other Unencumbered Assets	1,085.3

We have structured our liquidity portfolio under the assumption that in some instances legal and regulatory requirements may restrict the flow of funds between entities in our consolidated group, and that funds or securities may not be freely transferable from a subsidiary to the parent company. The cost of and availability to a company of unsecured funding generally are dependent on credit ratings and could be adversely affected by a debt rating downgrade or deterioration in certain of the company’s financial ratios or other measures of financial performance. For example, cost of issuing commercial paper may rise due to a downgrade of our short-term debt ratings. The structuring of our liquidity portfolio hence takes into consideration the following:

•	upcoming maturities of unsecured debt,

•	potential buy backs of our outstanding debt,

•	collateral outflows related to derivatives transactions,

•	market halt due to a large-scale disaster, and

•	difficulty in issuing new debt due to downgrade of our short-term and or long-term debt ratings.

As of March 31, 2003, the aggregate value of the liquidity portfolio and the estimated net liquidity value of other unencumbered assets was ¥2,714.4 billion, which represented 297% of our total short-term unsecured financing.

Diversify Funding Sources.    We seek to reduce refinancing risk by maintaining well-diversified sources of unsecured funding. We diversify funding by product and market. We benefit by distributing a significant portion of our liabilities through our own sales force to a large diversified global client base.

As of March 31, 2003, our unsecured funding sources were as follows:

	March 31, 2003
	(yen amounts in billions)
Short-Term Unsecured Debt Total(1)	¥914.0	20.3%
Short-Term Bank Borrowing	117.1
Other Loans	15.8
Commercial Paper	251.2

Deposit at Banking Entities	233.5
Certificate of Deposits	22.7
Bonds and Notes maturing within one year	273.7
Long-Term Unsecured Debt Total	1,955.4	43.3%
Long-Term Bank Borrowing	296.4
Other Loans	155.4
Bonds and Notes	1,503.6
Equity	1,642.3	36.4%

(1)	Short-Term Unsecured Debt does not include secured loan from Bank of Japan.

Maintain Committed Bank Facilities.    We maintain undrawn committed revolving credit facilities with a group of global banks in order to provide contingent financing sources. Almost all of these facilities have maturities of less than one year, so that the maturity dates of these facilities are spotted evenly in order to prevent having excessive maturities of facilities in one day or any given period. We do not believe that any of the covenant requirements in any of the facilities will impair our ability to obtain funding under the facilities. The undrawn portion of these facilities amounted to ¥921.4 billion as of March 31, 2003.

Reduce Refinancing Risk.    In order to manage refinancing risk, we set limits for the amount of debt maturing each year and during any quarter. We maintain a detailed contingency funding plan that is updated periodically to assure ample liquidity in the event that our access to financing is impaired.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. As of March 31, 2003, the credit ratings of Nomura Holdings and Nomura Securities provided by such credit rating agencies were as follows:

	Short-term Debt	Senior Debt
Nomura Holdings, Inc.
Standard & Poor’s	A-2	BBB
Moody’s Investors Service	P-2	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	Not rated	AA

Nomura Securities Co., Ltd.
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	Not rated	AA

We believe that our credit ratings include the credit rating agencies’ assessment of the general operating environment, our positions in the markets in which we compete, reputation, movements and volatility of our earnings, risk management policies, liquidity and capital management. An adverse change in any of these factors could result in a reduction in our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain of our contractual obligations.

Capital

Capital Adequacy

We aim to maintain sufficient capital at all times to withstand losses due to extreme market movements. Our senior management is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities businesses.

Our capital was ¥1,642.3 billion as of March 31, 2003 compared with ¥1,604.9 billion as of March 31, 2002. The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31,
	2002	2003
	(yen amounts in billions)
Shareholders’ equity	¥1,604.9	¥1,642.3
Total assets	17,758.3	21,169.4
Adjusted assets(1)	11,908.4	13,585.4
Leverage ratio(2)	11.1x	12.9x
Adjusted leverage ratio(3)	7.4x	8.3x

Notes:

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and the receivable for securities pledged as collateral.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

During the year ended March 31, 2003, we repurchased 22 million shares of our common stock. In April 2003, we repurchased additional 3 million shares. Between June 26, 2003, the date of our ordinary general meeting of shareholders in 2004, and the date of the next ordinary general meeting of shareholders, we are authorized to repurchase up to 100 million shares for up to ¥150 billion. See “Rights of Our Shareholders— Repurchase by Us of Shares” under Item 10.B of this annual report.

Capital Policy

Capital adequacy is an important strategic objective of our financial management. We have devised a global risk management methodology that seeks to ensure our capital is adequate to cover the economic risks inherent to our businesses, including market risk, credit risk, event risk, and market liquidity risk. Under this methodology, we calculate the required capital levels of our businesses based on our trading strategies. To determine our aggregate required capital level, we use a portfolio methodology that is based on conservative diversification assumptions. Adequacy on a legal entity basis is driven by a combination of regional economic needs together with regulatory requirements and rating agency guidelines. We constantly review our capital base and our business mix to ensure it delivers return on equity commensurate to our risk profile, the market circumstances, and our peer group.

Contractual Obligations, Contingent Liabilities and Commitments

In connection with our operating activities, we enter into certain contractual obligations, contingent liabilities and commitments. The following table shows our significant contractual obligations, contingent liabilities and commitments, which may require future payments at March 31, 2003:

	Total contractual amount	Years to Maturity				Cross maturity netting(2)
		Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
	(in millions)
Long-term debt	¥2,269,370	¥313,933	¥433,138	¥400,694	¥1,121,605	¥—
Operating leases	34,269	5,344	8,324	6,671	13,930	—
Commitments to extend credit and note issuance facilities	218,862	44,663	129,779	1,082	43,338	—
Derivative contracts(1)	513,905	114,155	260,296	258,298	988,783	(1,107,627)
Standby letters of credit and other guarantees	49,449	49,209	—	—	240	—

Notes:
(1)	Represents the liability balance of derivative contracts at March 31, 2003. Securities options are classified as derivative contracts.
(2)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.

At March 31, 2003, we have commitments to enter into resale and repurchase agreements of ¥1,957 billion ($ 17 billion) and ¥3,514 billion ($30 billion), respectively.

We have ¥28 billion ($0.2billion) of investment commitments in connection with our private equity and other merchant banking activities at March 31, 2003

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E. Off-Balance Sheet Arrangements.

Not applicable.

F. Tabular Disclosure of Contractual Obligations.

Not applicable.

Item 6.     Directors and Senior Management and Employees.

A. Directors and Senior Management.

Directors

The following table provides information about Nomura’s Directors as of June 26, 2003. With respect to the information under “Business Experience” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Junichi Ujiie	Chairman of the Board of Directors	Nov. 1975	Joined Nomura
(Oct. 12, 1945)	Chairman of the Nomination Committee	Jun. 1990	Director
	Chairman of the Compensation Committee	Jun. 1995	Managing Director
	Senior Managing Director	May 1997	President & CEO
		Apr. 2003	Chairman

Nobuyuki Koga	Director	Apr. 1974	Joined Nomura
(Aug. 22, 1950)	President & Chief Executive Officer	Jun. 1995	Director
	Representative Executive Officer	Apr. 1999	Managing Director
	President & Chief Executive Officer and Director of Nomura Securities Co., Ltd.	Jun. 2000 Apr. 2003	Executive Vice President President & CEO

Hiroshi Toda	Director	Apr. 1975	Joined Nomura
(Sep. 12, 1951)	Deputy President & Chief Operating Officer	Jun. 1997	Director
	Representative Executive Officer	Jun. 2000	Executive Managing Director
	Deputy President & Chief Operating Officer and Director of Nomura Securities Co., Ltd.	Oct. 2001 Apr. 2003 Jun. 2003	Director Executive Vice President & COO Deputy President & COO

Kazutoshi Inano	Director	Apr. 1976	Joined Nomura
(Sep. 4, 1953)	Deputy President & Co-Chief Operating Officer	Jun. 1997	Director
	Representative Executive Officer	Jun. 2000	Executive Managing Director
	President & Chief Executive Officer and Director of Nomura Asset Management Co., Ltd.	Oct. 2001 Apr. 2003 Jun. 2003	Director Executive Vice President & Co-COO Deputy President & Co-COO

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Takashi Fujita	Director	Apr. 1971	Joined Nomura
(Jul. 30, 1948)	Director of Nomura Securities Co., Ltd.	Jun. 1996	Director
		Jun. 2000	Managing Director
		Jun. 2001	Statutory Auditor
		Sep. 2001	Retired from Statutory Auditor
		Oct. 2001	Statutory Auditor of Nomura Securities Co., Ltd. (currently, Director of Nomura Securities Co., Ltd.)
		Apr. 2003	Advisor
		Jun. 2003	Director

Shozo Kumano	Director	Apr. 1970	Joined Nomura
(Jul. 28, 1947)	Director of Nomura Asset Management Co., Ltd.	Jun. 1994	Director
		May 1997	Advisor
		Jun. 1997	Statutory Auditor
		Jun. 2000	Retired from Statutory Auditor
		Jun. 2000	Statutory Auditor of Nomura Real Estate Development Co., Ltd.
		Jun. 2002	Retired from Office of Nomura Real Estate Development Co., Ltd.
		Jun. 2002	Statutory Auditor of Nomura Asset Management Co., Ltd. (currently, Director of Nomura Asset Management Co., Ltd.)
		Apr. 2003	Advisor
		Jun. 2003	Director

Masaharu Shibata	Director	Jun. 1994	President & CEO of NGK Insulators, Ltd.
(Feb. 21, 1937)	Member of the Nomination Committee	Oct. 2001	Director
	Member of the Compensation Committee	Jun. 2002	Chairman & CEO of NGK Insulators, Ltd.
Director of Nomura Securities Co., Ltd.
Chairman & CEO of NGK Insulators, Ltd.

Hideaki Kubori	Director	Apr. 1998	Chairman of Hibiya Park Law Office
(Aug. 29, 1944)	Member of the Nomination Committee	Apr. 2001	President of Daini Tokyo Bar Association
	Member of the Compensation Committee	Oct. 2001	Director
	Director of Nomura Securities Co., Ltd. Chairman of Hibiya Park Law Office	Mar. 2002	Retired from President of Daini Tokyo Bar Association

Haruo Tsuji	Director	Jun. 1998	Corporate Advisor of Sharp Corporation
(Dec. 6, 1932)	Chairman of the Audit Committee	Jun. 2001	Statutory Auditor
	Director of Nomura Securities Co., Ltd.	Jun. 2003	Retired from Statutory Auditor
	Corporate Advisor of Sharp Corporation	Jun. 2003	Director

Fumihide Nomura	Director	Apr. 1957	Joined Nomura
(Apr. 13, 1934)	Member of the Audit Committee	Dec. 1976	Director
	President of Nomura Shokusan Co., Ltd.	Dec. 1979	Managing Director
		Dec. 1982	Statutory Auditor
		Jun. 2003	Retired from Statutory Auditor
		Jun. 2003	Director

Koji Tajika	Director	Jun. 1997	Chairman & CEO of Tohmatsu & Co.
(Jan. 7, 1936)	Member of the Audit Committee	May 1999	Retired from Chairman & CEO of Tohmatsu Co.
	Director of Nomura Securities Co., Ltd.	Jun. 1999	Chairman of Deloitte Touche Tohmatsu
	Trustee of International Accounting Standards Committee Foundation	May 2000	Retired from Chairman of Deloitte Touche Tohmatsu
	Professor of Chuo Graduate School of Accounting Director of Murata Manufacturing Co., Ltd.	Jun. 2000 May 2002	Trustee of International Accounting Standards Committee Foundation Retired from Advisor of Tohmatsu & Co.
		Jun. 2002	Director of Murata Manufacturing Co., Ltd.
		Jun. 2003	Director

Among the above listed Directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika satisfy the requirements for an “outside director” under the Commercial Code of Japan. The Commercial Code defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, manager or employee of the company or its subsidiaries.

Executive Officers

The following table provides information about Nomura’s Executive Officers as of June 26, 2003. With respect to the information under “Business Experience” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Current Positions	Business Experience
Junichi Ujiie (Oct. 12, 1945)	Chairman of the Board of Directors Senior Managing Director	See “Directors” under this Item 6.A.

Nobuyuki Koga (Aug. 22, 1950)	Director President & Chief Executive Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Hiroshi Toda (Sep. 12, 1951)	Director Deputy President & Chief Operating Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Kazutoshi Inano (Sep. 4, 1953)	Director Deputy President & Co-Chief Operating Officer Representative Executive Officer Head of Asset Management	See “Directors” under this Item 6.A.

Takashi Tsutsui	Senior Managing Director	Apr. 1974	Joined Nomura
(Jul. 3, 1950)		Jun. 1997	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President of Nomura Securities Co., Ltd.)
		Jun. 2002	Director
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director

Takashi Yanagiya	Senior Managing Director	Apr. 1975	Joined Nomura
(Nov. 3, 1951)	Head of Domestic Retail	Jun. 1997	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President of Nomura Securities Co., Ltd.)
		Jun. 2002	Director
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director

Kenichi Watanabe	Senior Managing Director	Apr. 1975	Joined Nomura
(Oct. 28, 1952)	Head of Global Risk Management, IR, IT & Operations	Jun. 1998 Jun. 2000	Director Managing Director
		Oct. 2001	Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President and Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director

Name (Date of Birth)	Current Positions	Business Experience

Takumi Shibata	Senior Managing Director	Apr. 1976	Joined Nomura
(Jan. 8, 1953)	Head of Global Wholesale	Jun. 1998	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Hiromi Yamaji	Senior Managing Director	Apr. 1977	Joined Nomura
(Mar. 8, 1955)	Regional Management of Europe Region	Jun. 1998	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd.
		Apr. 2002	President of Nomura Europe Holdings plc
		Jun. 2003	Retired from Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director

Manabu Matsumoto	Senior Managing Director	Apr. 1975	Joined Nomura
(Jun. 19, 1950)		Jun. 1998	Director
		Jun. 2001	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Yoshifumi Kawabata	Senior Managing Director	Apr. 1975	Joined Nomura
(Nov. 3, 1952)	Head of Global Merchant Banking	Jun. 1998	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Shogo Sakaguchi	Senior Managing Director	Apr. 1976	Joined Nomura
(May 27, 1953)		Jun. 1998	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Masanori Itatani	Senior Managing Director	Apr. 1976	Joined Nomura
(Oct. 13, 1953)	Head of Global Corporate Communications	Jun. 1998	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director

Yoshimitsu Oura	Senior Managing Director	Apr. 1977	Joined Nomura
(Jul. 8, 1954)		Jun. 1999	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Name (Date of Birth)	Current Positions	Business Experience

Yusuke Yamada	Senior Managing Director	Apr. 1977	Joined Nomura
(Dec. 26, 1953)		Jun. 1999	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Hitoshi Tada	Senior Managing Director	Apr. 1978	Joined Nomura
(Jun. 29, 1955)		Jun. 1999	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Mar. 2003	Retired from Director
		Jun. 2003	Senior Managing Director

Kenichi Fukuhara	Senior Managing Director	Apr. 1976	Joined Nomura
(Apr. 19, 1951)	Head of Global Research	Jun. 2000	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Yasuo Agemura	Senior Managing Director	Apr. 1976	Joined Nomura
(Feb. 19, 1954)	Head of Global Fixed Income	Jun. 2000	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Hideyuki Takahashi	Senior Managing Director	Apr. 1979	Joined Nomura
(Jan. 10, 1956)	Regional Management of Americas Region	Apr. 2002	Director of Nomura Securities Co., Ltd.
		Apr. 2002	President & CEO of Nomura Holding America Inc.
		Jun. 2003	Retired from Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director

Hiroshi Tanaka	Senior Managing Director	Apr. 1980	Joined Nomura
(May 13, 1956)	Head of Global Equity	Apr. 2002	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Noriyuki Ushiyama	Senior Managing Director	Apr. 1978	Joined Nomura
(Aug. 16, 1953)	Head of Global Investment Banking	Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Noriyasu Yoshizawa	Senior Managing Director	Apr. 1980	Joined Nomura
(Oct. 25, 1956)	Regional Management of Asia & Oceania Region	Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2003	President of Nomura Asia Holding N.V.
		Jun. 2003	Senior Managing Director

Name (Date of Birth)	Current Positions	Business Experience

Yasuo Yoshihara	Senior Managing Director	Apr. 1981	Joined Nomura
(Aug. 28, 1956)		Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Akira Maruyama	Senior Managing Director	Apr. 1979	Joined Nomura
(Mar. 21, 1957)	Chief Financial Officer Head of Global Treasury and Controller	Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director & Chief Financial Officer

Kamezo Nakai	Senior Managing Director	Apr. 1974	Joined Nomura
(Jul. 30, 1950)		Jun. 1995	Director
		Apr. 1999	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd.
		Mar. 2003	Retired from Managing Director of Nomura Securities Co., Ltd.
		Apr. 2003	Director & Principal Executive Officer of Nomura Asset Management Co., Ltd. (currently, Executive Vice President of Nomura Asset Management Co., Ltd.)
		Jun. 2003	Senior Managing Director

Akio Nakaniwa	Senior Managing Director	Apr. 1972	Joined Nomura
(Nov. 22, 1948)		Jun. 1994	Director
		May 1998	Retired from Director
		Jun. 1998	Senior Executive Officer of Nomura Asset Management Co., Ltd. (currently, Executive Vice President of Nomura Asset Management Co., Ltd.)
		Jun. 2003	Senior Managing Director

Takahide Mizuno	Senior Managing Director	Apr. 1975	Joined Nomura
(Apr. 17, 1952)		Feb. 1988	Transferred to Nomura Investment Management Co., Ltd.
		Oct. 1997	Director of Nomura Asset Management Co., Ltd. (currently, Executive Vice President of Nomura Asset Management Co., Ltd.)
		Jun. 2003	Senior Managing Director

B. Compensation.

The aggregate compensation, including bonuses, paid by Nomura to its Directors and Statutory Auditors as a group during the year ended March 31, 2003 was ¥1,390 million. In accordance with customary Japanese business practices, a retiring Director or Statutory Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In June 2002, we abolished the lump-sum retirement payment system, but the Directors and Statutory Auditors who were in office as of September 30, 2001 are eligible to receive lump-sum retirement payments based on the length of their tenure of office as of that date, generally when he retires. In the year ended March 31, 2003, retirement payments in the aggregate amount of ¥1,887 million were made. All of our Statutory Auditors retired, as our Board of Statutory Auditors was abolished when we adopted the committee-based corporate governance system on June 26, 2003, as described in Item 6.C of this annual report.

As also described in Item 6.C of this annual report, we now have Executive Officers who determine the matters delegated by the resolutions of our Board of Directors and execute our business activities. Our

Compensation Committee establishes the policy with respect to the determination of the individual compensation of each Executive Officer and makes such determination under the policy.

In July 2000, we introduced a stock option plan under which Nomura’s Directors and Statutory Auditors, as well as our employees in Japan, have been granted options in the form of stock subscription warrants. These warrants are exercisable between February 26, 2001 and August 23, 2004. The current exercise price is ¥2,305 per share. Subject to adjustments, a total of 663.8 thousand shares will be issuable upon full exercise of all the warrants granted to the Directors and Statutory Auditors, and a total of 472.5 thousand shares will be issuable upon full exercise of all the warrants granted to these employees.

In accordance with the resolution of the general meeting of shareholders held on June 26, 2002, we issued stock subscription warrants as stock options. The warrants to subscribe for 2,227 thousand shares were granted to Nomura’s Directors, Statutory Auditors and employees, as well as those of our subsidiaries in and outside Japan without consideration. The exercise price is ¥1,807 per share and the warrants are exercisable from July 1, 2004 to June 30, 2009. Subject to adjustments, a total of 375 thousand shares will be issuable upon full exercise of all the warrants granted to the Directors, Statutory Auditors and employees.

At the general meeting of shareholders held on June 26, 2003, we were authorized to grant two types of stock options, “Stock Option A” and “Stock Option B”, in the form of stock subscription warrants without consideration therefore, to Nomura’s Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. These stock options are exercisable during the period within seven years of the issuing date, which is decided by our Board of Directors or an Executive Officer designated by our Board of Directors. The exercise price of Stock Option A will be determined by reference to the market price of our common stock while that of Stock Option B will be ¥1 per share. Subject to adjustments, a total of 5 million shares will be issuable upon full exercise of all the stock options granted in this round, 2.5 million shares of which will be issued for Stock Option A and the other 2.5 million shares of which will be issuable for Stock Option B.

C. Board Practices.

Information Concerning Our Directors

Under the recent amendments to the Law for Special Exception to the Commercial Code Concerning Audit, etc. of Joint Stock Companies, which became effective on April 1, 2003, certain large joint stock companies in Japan have the option of introducing a new committee-based corporate governance system, which is referred to as the “Committee System” in this annual report, instead of the traditional corporate governance system that consists of directors and statutory auditors. The amendments have been enacted to promote efficient, flexible and transparent management of joint stock companies in Japan by separating the supervisory and operational functions of corporate governance, both of which belong to directors in the traditional governance system. In order to be eligible for the Committee System, a company must establish three committees: a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors. A majority of each committee must be outside directors who are not executive officers of the company. The company must then appoint executive officers and representative executive officers by a resolution of the board of directors. Under the Committee System, the executive officers manage the business affairs of a company. While the board of directors is entitled to establish the basic management policy for the company and has decision-making authority over certain prescribed matters, all other decisions related to business affairs may be made by executive officers. When an eligible company adopts the Committee System, its board of statutory auditors is abolished.

We adopted the Committee System by amending our Articles of Incorporation by way of a special resolution adopted at our general meeting of shareholders held on June 26, 2003. Our Board of Directors established three committees, a Nomination Committee, an Audit Committee and a Compensation Committee, as described below. Through the adoption of the Committee System, we aim to strengthen management oversight, increase transparency in our management and have more flexible group operations. Our Board of Directors has the authority to determine the basic management policy for Nomura and supervise the execution by the Directors and Executive Officers of their duties. Our Board of Directors has, by resolution, delegated to our Executive Officers most of its authority to make decisions with regard to our company’s business.

Our Articles of Incorporation provide for not more than 20 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. From among its members, our Board of Directors elects the Chairman.

Compensation Committee

Our Compensation Committee is authorized to determine the policy with respect to the determination of the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each Director and Executive Officer. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee.

Nomination Committee

Our Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders by our Board of Directors. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee.

Audit Committee

We have an Audit Committee that, according to our Articles of Incorporation, is authorized to (i) audit the execution by the Directors and the Executive Officers of their duties and (ii) determine the particulars of proposals concerning the election and dismissal of the independent auditor for domestic reporting purposes and the non-retention of such independent auditor to be submitted to a general meeting of shareholders by our Board of Directors. With respect to financial reporting, our Audit Committee has the statutory duty to examine our financial statements and business reports to be prepared by Executive Officers designated by our Board of Directors and to report its opinion to a general meeting of shareholders. In addition, our Regulations of the Audit Committee provide that our Audit Committee has the authority to (i) pre-approve audit or non-audit services provided by the independent auditor for SEC reporting purposes, as required by the U.S. auditor independence rules, (ii) oversee the work of such independent auditor (including resolution of disagreements between management and such independent auditor regarding financial reporting) regarding such independent auditor’s audit report for financial statements filed with the SEC, and (iii) retain legal counsel, consultants or other outside advisers.

This committee is currently composed of Haruo Tsuji, Fumihide Nomura and Koji Tajika. Haruo Tsuji is the Chairman of this committee.

Limitation of Liabilities of Some Directors

We have entered into agreements with four of our Directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika, that limit their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, up to the higher of (a) ¥20 million or (b) the amount specified in the agreements. The amount specified in each of these agreements is generally the aggregate amount of two years’ remunerations and other compensation received or entitled to be received by the respective Director.

Information Concerning Our Executive Officers

Nomura’s Executive Officers have the authority to determine the matters delegated by the resolutions of our Board of Directors and execute our business activities. Nomura’s Articles of Incorporation provide for not more than 45 Executive Officers. Executive Officers are elected at a meeting of our Board of Directors meeting, and the normal term of Executive Officers is one year, although they may serve any number of consecutive terms. Some of the Executive Officers appointed by our Board of Directors are members of our Executive Management Board where they discuss or determine important matters concerning management of the Nomura Group.

Corporate Governance Practices

Pursuant to home country practices exemptions granted to us by the New York Stock Exchange, we are permitted to follow certain corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those required for U.S. domestic companies under the New York Stock Exchange’s listing standards. The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

•	Independence and Other Qualifications of Audit Committee Members. The New York Stock Exchange requires that a listed company have an audit committee consisting of at least three directors, each of whom must be “independent” as defined by Section 303.01 of the New York Stock Exchange’s Listed Company Manual. Under Section 303.01, “independence” means having no relationship with the company that may interfere with the exercise of the director’s independence from management and the company. In addition, Section 303.01 imposes certain restrictions on each audit committee member. For example, at least three years must elapse from the termination of his or her employment before a former employee (including former non-employee executive officers) of the company who becomes or is a director may serve on the audit committee. Also, a director who directly or through an organization, has a business relationship with the company may serve on the audit committee only if the company’s board of directors determines in its business judgment that the relationship does not interfere with the director’s exercise of independent judgment. Under the Commercial Code of Japan, for a Japanese company that has adopted the Committee System, a majority of its audit committee’s members must be outside directors who are not executive officers of the company, and in addition any audit committee member shall not concurrently assume the position of executive officer, employee or executive director of the company or its subsidiaries. The Commercial Code defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, manager or employee of the company or its subsidiaries.

•	Shareholder Approval Policy. The New York Stock Exchange requires that shareholder approval be obtained prior to issuance of stock options to officers or directors except, among others, where no single officer or director may acquire more than 1% of the number of common stock outstanding at the time the stock option plan is adopted, and the stock option plan, together with all plans of the issuer other than those for which shareholder approval is not required, does not authorize the issuance of more than 5% of the issuer’s common stock outstanding at the time the stock option plan is adopted. We follow relevant Japanese laws which, as discussed in “Rights of Our Shareholders” under Item 10.B of this annual report, generally require us to obtain shareholder approval only if stock options in the form of stock subscription warrants are to be issued with “specially favorable” conditions.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. We follow relevant Japanese laws which, as discussed in “Rights of Our Shareholders” under Item 10.B of this annual report, generally require us to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock only if common stock is to be issued at a “specially favorable” price or warrants to subscribe for new shares are to be issued with “specially favorable” conditions.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance standards. On August 16, 2002, the New York Stock Exchange filed with the SEC proposed changes to its corporate governance standards which reflect the findings of the Committee. Subsequently, in light of the promulgation by the SEC of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the SEC Amendment No. 1 to its proposed rule changes in order to reflect the requirements of Rule 10A-3. The proposed rule changes, as amended, will become effective upon the SEC’s approval. The proposed rule changes, as amended, provide that, with respect to foreign private issuers, such as Nomura, only those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable. Among such requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. Pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of the New York Stock Exchange implementing the requirements of the rule will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005.

As described in “Information Concerning Our Directors” under this Item 6.C, on June 26, 2003, we adopted the Committee System. Under this system, we have committees under our Board of Directors, including an Audit Committee, each consisting of several Directors. We currently expect that, on and after July 31, 2005, we will be subject to the provisions of the amended corporate governance standards of the New York Stock Exchange implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the Audit Committee.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. See also “Rights of Holders of ADSs” under Item 10.B of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in Item 10.B of this annual report by reference.

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2001	2002	2003
Japan	11,702	11,874	11,244
Europe	1,370	1,381	1,389
Americas	835	827	797
Asia (other than Japan) and Oceania	486	468	616

Subtotal	14,393	14,550	14,046
PFG entities	23,848	—	—
NPF entities	—	—	339

Total	38,241	14,550	14,385

The lower number of our employees as of March 31, 2002 compared with the number as of March 31, 2001 mainly reflects the fact that the PFG entities were no longer consolidated as of March 31, 2002.

Japan

In Japan, as of March 31, 2003, we had 11,244 employees, of which 7,768 were engaged in Domestic Retail, 1,274 were engaged in Global Wholesale and 555 were engaged in Asset Management.

Most of our employees, excluding registered representatives who are engaged in retail activities on annual contracts, receive compensation on the basis of fixed annual salaries and twice-a-year bonuses. Registered representatives, who numbered 1,986 as of March 31, 2003, receive mostly performance-linked compensation.

As of March 31, 2003, 7,515 of Nomura Securities’ employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Pursuant to this contract, salaries and bonuses are negotiated with the labor union based on our overall performance during the relevant fiscal period and our financial position. Similar to other major companies in Japan, we grant our employees annual basic wage increases.

We emphasize and reward individual skills and performance.

For information on stock options granted to some of our employees, see Item 6.B. of this annual report.

Under our retirement allowance system, eligible employees are entitled to a lump-sum allowance and a retirement annuity upon their retirement.

In Japan, we have not experienced any strikes or other labor disputes and consider our employee relations to be excellent.

Overseas

As of March 31, 2003, we had 2,802 employees overseas, including 1,389 in Europe, 797 in the Americas and 616 in Asia (excluding Japan) and Oceania.

Most of our overseas professional employees receive salaries as well as incentive compensation in the form of bonuses and profit sharing. Compensation for some of our employees consists largely of incentive compensation. Our employees overseas are not unionized.

We have not experienced any strikes or other labor disputes overseas and consider our overseas employee relations to be excellent.

NPF entities

Nomura Principal Finance Co., Ltd. engages in principal investment business in Japan. As of March 31, 2003, Nomura Principal Finance and its subsidiaries had 339 employees mainly in Japan.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of June 27, 2003. As of that date, none of them owned 1% or more of our issued and outstanding shares.

Directors

Name	Number of Shareholdings
Junichi Ujiie	58,735
Nobuyuki Koga	15,053
Hiroshi Toda	18,000
Kazutoshi Inano	27,000
Takashi Fujita	7,000
Shozo Kumano	7,031
Masaharu Shibata	5,000
Hideaki Kubori	0
Haruo Tsuji	4,000
Fumihide Nomura	188,626
Koji Tajika	0

Total	330,445

Executive Officers

Name	Number of Shareholdings
Junichi Ujiie	See above
Nobuyuki Koga	See above
Hiroshi Toda	See above
Kazutoshi Inano	See above
Takashi Tsutsui	11,000
Takashi Yanagiya	12,000
Kenichi Watanabe	4,066
Takumi Shibata	11,002
Hiromi Yamaji	8,000
Manabu Matsumoto	19,163
Yoshifumi Kawabata	7,212
Shogo Sakaguchi	10,309
Masanori Itatani	14,822
Yoshimitsu Oura	8,154
Yusuke Yamada	5,000
Hitoshi Tada	7,000
Kenichi Fukuhara	4,000
Yasuo Agemura	11,069
Hideyuki Takahashi	2,000
Hiroshi Tanaka	2,000
Noriyuki Ushiyama	6,000
Noriyasu Yoshizawa	8,000
Yasuo Yoshihara	10,021
Akira Maruyama	4,030
Kamezo Nakai	13,000
Akio Nakaniwa	3,000
Takahide Mizuno	795

Total	300,431

Item 7.    Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2003, to our knowledge, no person beneficially held, directly or indirectly, more than 5% of Nomura’s then outstanding common stock. To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2003, there were 196 record shareholders of Nomura with addresses in the United States, and those U.S. holders held 165,997,329 shares of Nomura’s common stock, representing 8.4% of Nomura’s then outstanding common stock. As of March 31, 2003, there were 10,084,292 ADSs outstanding, representing 10,084,292 shares of Nomura’s common stock or 0.5% of Nomura’s then outstanding common stock.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building, of which Nomura held 9.4% directly and 19.9% indirectly through Nomura Asset Management as of March 31, 2003, owns a substantial portion of Nomura’s leased space in Japan. Other major shareholders of Nomura Land and Building were Nomura Welfare Cooperative Association, holding 23.5%, Nomura Research Institute, holding 14.9%, and Obayashi Corporation, holding 14.8%.

For the years ended March 31, 2001, 2002 and 2003, Nomura paid ¥29,778 million, ¥24,556 million and ¥22,203 million in rent to NLB, respectively. As of March 31, 2002 and 2003, Nomura had ¥55,744 million and ¥52,448 million of lease deposits, respectively, with Nomura Land and Building. Nomura has made loans to NLB amounting to ¥99,500 million, including long-term loans of ¥72,500 million, as of March 31, 2003. The interest rates of the long-term loans vary from 1.00% to 1.63% per annum, and the repayment dates will be between 2005 and 2007.

During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO and an additional 1.0% equity interest in Nomura Research Institute, Ltd. from Nomura Land and Building Co., Ltd.

Nomura Research Institute, Ltd.

Nomura Research Institute, undertakes domestic and overseas economic research and also develops and maintains computer networks. One of the major customers of Nomura Research Institute is Nomura.

Nomura Research Institute completed an initial public offering and issued 2 million shares of common stock to third parties at a price of ¥11,000 per share in December 2001. Nomura recognized a pretax gain of ¥3,504 million due to the price exceeding Nomura’s carrying value per share. Deferred taxes have been provided on the gain. As a result of this issuance, Nomura’s equity interest in Nomura Research Institute declined from 25.2% to 24.1%. Nomura Land and Building’s equity interest in Nomura Research Institute declined from 49.9% to 31.0% due to this issuance and the sale of the shares.

For the years ended March 31, 2002 and 2003, Nomura purchased ¥26,013 million and ¥27,946 million of software and computer equipment, respectively, and paid Nomura Research Institute ¥24,887 million and ¥27,644 million for other services, respectively.

C. Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information.

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal or Arbitration Proceedings

We are involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations including the actions described below.

In 1998, one of our European subsidiaries, Nomura Principal Investment plc, acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. Nomura Principal Investment and Nomura International plc, another one of our European subsidiaries, are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding Nomura Principal Investment’s acquisition of its interest in IPB, the imposition of forced administration and the immediate sale by the administrator of IPB’s entire business to CSOB. The legal disputes include a counterclaim brought by the Czech Republic seeking damages of $3-8 billion. Also, on February 25, 2002, CSOB commenced a legal action against Nomura Principal Investment, Nomura International and others in both the English and Czech courts arising out of IPB’s sale of a Czech brewery. Nomura Principal Investment and Nomura International successfully challenged CSOB’s ability to bring these proceedings before the English courts, but CSOB is still seeking damages of $629 million before the Czech courts. We believe that all such claims brought against us are without merit and we are vigorously defending against them.

Dividend Policy

We determine the dividend amount based on the achieved return on equity level and the stability of dividend payments while taking into account the need to maintain sufficient capital to enable us to develop business opportunities. According to this policy, we paid ¥15.0 per share dividend for the year ended March 31, 2003.

B. Significant Changes

Except as disclosed in this annual report, there have been no significant changes since March 31, 2003.

Item 9.    The Offer and Listing.

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Calendar Year	High	Low	High	Low
Annual highs and lows
1998	¥1,810	¥805
1999	1,958	883
2000	3,510	1,785
2001 (for the ADSs, starting on December 17, 2001)	2,890	1,451	$13.05	$11.35
2002	2,190	1,190	17.40	8.91
Quarterly highs and lows
2001
First Quarter	2,490	1,650
Second Quarter	2,890	2,200
Third Quarter	2,425	1,451
Forth Quarter (for the ADSs, starting on December 17, 2001)	1,910	1,541	13.05	11.35
2002
First Quarter	1,964	1,190	15.00	8.91
Second Quarter	2,190	1,651	17.40	12.25
Third Quarter	1,845	1,353	15.60	11.80
Forth Quarter	1,615	1,221	13.07	10.20
Monthly highs and lows
2002
December	1,507	1,300	12.35	10.65
2003
January	1,534	1,304	13.08	10.95
February	1,547	1,384	13.12	11.82
March	1,421	1,205	12.17	10.31
April	1,285	1,087	10.88	9.07
May	1,266	1,143	10.85	9.70
June (through June 26)	1,525	1,251	13.05	10.75

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for our Common Stock is the Tokyo Stock Exchange. Our Common Stock has been listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange since 1961.

In December 2001, we listed our Common Stock on New York Stock Exchange in the form of ADSs evidenced by ADRs. Each ADS represents one share of Common Stock.

Also, our Common Stock has been listed on Euronext Amsterdam Stock Market N.V. (previously the Amsterdam Stock Exchange) in the form of Continental Depositary Receipts since 1973, the Luxembourg Stock Exchange in the form of European Depositary Receipts since 1981 and the Singapore Stock Exchange since 1994.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10.    Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Objects and Purposes in Nomura’s Articles of Incorporation

Article 2 of our Articles of Incorporation, which are an exhibit to this annual report, states our objects and purposes.

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal or arrangement in which the Director is materially interested, but, under the Commercial Code and the Law for Special Exception to the Commercial Code Concerning Audit, etc. of Joint Stock Companies of Japan (together, hereinafter referred to as the “Commercial Code”) and our Regulations of the Board of Directors, a director must abstain from voting on such matters at meetings of the Board of Directors.

The Commercial Code provides that, under the Committee System, the compensation committee determines the compensation for directors. The compensation committee must first establish a policy with respect to the determination of the individual compensation of each director and executive officer and then for each individual case determine the amount of compensation, the calculation method as to variable compensation and/or define components of non-monetary compensation for each director and executive officer in accordance with the established policy.

Pursuant to the Commercial Code, under the Committee System, the board of directors may delegate to executive officers powers regarding the incurrence by a company of a significant loan from a third party. However, our Board of Directors has retained such powers.

There is no mandatory retirement age for our Directors under the Commercial Code or our Articles of Incorporation.

There is no requirement concerning the number of shares an individual must hold in order to qualify him or her as a Director of Nomura under the Commercial Code or our Articles of Incorporation.

Pursuant to the Commercial Code and our Articles of Incorporation, we may, by resolution of our Board of Directors, release the liabilities of any Directors or Executive Officers to us for damages suffered by us due to their acts taken in good faith and without gross negligence, to the extent permitted by law and our Articles of Incorporation. In addition, we may execute with outside directors agreements that limit their liabilities to us for damages suffered by us due to their acts in good faith and without gross negligence, to the extent permitted by law and our Articles of Incorporation.

Holding of Our Shares by Foreign Investors

Other than the Japanese unit share system that is described in “Rights of Our Shareholders — Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

Set forth below is information relating to our common stock, including brief summaries of the relevant provisions of our Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

General

Our authorized share capital is 6,000,000,000 shares, of which 1,965,919,860 shares were issued and outstanding as of March 31, 2003. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our Share Handling Regulations.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates, subject to the limitations caused by the Japanese unit share system described below.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

Dividends

Under our Articles of Incorporation, our financial accounts will be closed on March 31 of each year and dividends, if any, will be distributed to shareholders (or pledgees) appearing in the register of shareholders as of the close of business on that date following resolution of our Board of Directors. The Commercial Code permits a joint stock company to distribute profits by way of interim dividends if the articles of incorporation of a company so provide. Our Articles of Incorporation permit us to distribute interim dividends to the shareholders (or pledgees) appearing in the register of shareholders as of September 30 of each year by a resolution of our Board of Directors. Dividends will be distributed in cash. Under our Articles of Incorporation, we are not obliged to pay any dividends that are left unclaimed for a period of three years after the date on which they first became payable.

The Commercial Code provides that, until the aggregate amount of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of annual cash dividends or interim dividends unless we set aside in our legal reserve an amount equal to at least one-tenth of any amount that we pay out as an appropriation of retained earnings, including any payment by way of annual and interim dividends. The Commercial Code will permit us to distribute profits by way of dividends out of the excess of the net assets, on a non-consolidated basis, over the aggregate of:

(1)	the stated capital;

(2)	the additional paid-in capital;

(3)	the accumulated legal reserve;

(4)	the legal reserve to be set aside in respect of the dividends concerned an proposed payment by way of appropriation of retained earnings; and

(5)	other matters specified in the Implementation Ordinance of the Commercial Code.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of our accounts, but adjusted to reflect: (i) any subsequent payment by way of appropriation of retained earnings and transfer to the legal reserve in respect thereof; (ii) any subsequent transfer of retained earnings to stated capital; (iii) if such purchase has been authorized pursuant to a resolution of a general meeting of shareholders (see “Repurchase by Us of Shares”) below) the total amount of the purchase price of such shares so authorized by such resolution; and (iv) other matters specified in the Implementation Ordinance of the Commercial Code. Interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might not exceed the aggregate of the amounts referred to in (1) through (5) above.

For information as to Japanese taxes on dividends, see “Japanese Taxation” under Item 10.E. of this annual report.

Stock Splits

In accordance with the Commercial Code, our Board of Directors has by resolution delegated to our Executive Management Board powers to make stock splits, regardless of the value of net assets (as appearing in our latest non-consolidated balance sheet) per share. Under the Commercial Code, when we issue new shares in the future, the entire amount of issue price of those new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the issue price as additional capital. By resolution of our Executive Management Board, we may make a stock split within an amount of stated capital or by transferring the whole or any part of additional paid-in capital and legal reserve to stated capital.

In accordance with the Commercial Code, our Board of Directors has by resolution delegated to our Executive Management Board powers to increase the authorized shares up to the number reflecting the rate of stock splits and amend our Articles of Incorporation to this effect without the approval of a shareholders’ meeting. For example, if each share became three shares by way of a stock split, we may increase the authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

Japanese Unit Share System

Our Articles of Incorporation provide that 1,000 shares of common stock constitute one “unit.” The Commercial Code permits us, by resolution of our Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend our Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

Transferability of Shares Representing Less Than One Unit.    We may not issue share certificates for a number of shares not constituting an integral number of units, except in limited circumstances. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable. Because transfer of ADRs does not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system, the deposit agreement provides that the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares.    A holder of shares representing less than one unit may at any time require us to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to our Share Handling Regulations. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Right of a Holder of Shares Representing Less than One Unit to Purchase from Us Its Shares up to a Whole Unit.    Our Articles of Incorporation provide that a holder of shares representing less than one unit may require us to sell any fractional shares it may have to such holder so that the holder can raise its fractional ownership up to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell becomes effective or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to our Share Handling Regulations.

Voting Rights of a Holder of Shares Representing Less Than One Unit.    A holder of shares representing less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

A holder of shares representing less than one unit does not have any rights related to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to require us to issue share certificates for those shares.

However, a holder of shares constituting less than one unit has all other rights of a shareholder in respect of those shares, including the following rights:

•	to receive annual and interim dividends,

•	to receive shares and/or cash by way of retirement, consolidation, subdivision, conversion, exchange or transfer of shares, company split or merger,

•	to be allotted rights to subscribe for new shares and other securities when such rights are granted to shareholders,

•	to participate in any distribution of surplus assets upon liquidation,

•	to institute a representative action by shareholders, and

•	to demand that an executive officer suspend illegal and certain other acts.

Ordinary General Meeting of Shareholders

We normally hold our ordinary general meeting of shareholders in June of each year in Chuo-ku, Tokyo or in a neighboring area. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Commercial Code, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a nonresident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and our Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Commercial Code and our Articles of Incorporation provide that a quorum of not less than one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital,

•	amendment of the articles of incorporation (except amendments which the board of directors (or under the Committee System, executive officers) are authorized to make under the Commercial Code as described in “Stock Splits” and “Japanese Unit Share System” above),

•	the removal of a director,

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,

•	a dissolution, merger or consolidation,

•	a corporate separation,

•	the transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a “specially favorable” price, bonds or debentures with warrants to subscribe for new shares with “specially favorable” conditions or warrants to subscribe for new shares with “specially favorable” conditions to persons other than shareholders, and

•	release of part of directors’ or executive officers’ liabilities to their corporation.

At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation when we issue new shares. Under the Commercial Code, our Executive Management Board, which has been delegated by our Board of Directors with the authority to issue new shares, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

We may issue warrants to subscribe for new shares (hereinafter referred to as “subscription warrants”) as warrants on their own or attached to bonds or debentures to any persons. Holders of shares have no preemptive rights under our Articles of Incorporation when we issue subscription warrants. Under the Commercial Code, our Executive Management Board, which has been delegated by our Board of Directors with the authority to issue subscription warrants, may, however, determine that shareholders be given subscription rights in connection with a particular issue of subscription warrants. In the case of an issue of subscription warrants, public or individual notice must be given to each of the shareholders at least two weeks prior to the date for payment (or issuance of the subscription rights if such subscription warrants are issued without consideration).

Rights to subscribe for new shares, subscription warrants or rights to subscribe for subscription warrants, may be transferable or nontransferable by our Executive Management Board and may be made at or substantially below the market price of shares. Accordingly, rights offerings can result in substantial dilution or can result in rights holders not being able to realize the economic value of those rights for subscription warrants.

A special resolution of our ordinary general meeting of shareholders held on June 26, 2003 authorizes us to issue up to 5,000 subscription warrants, each of which represents a right to subscribe for 1,000 shares of common stock, for 5,000,000 shares of common stock, to Nomura and its subsidiaries’ directors, executive officers and employees. See “Item 6. Directors and Senior Management and Employees, B. Compensation” above.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

UFJ Trust Bank, Limited is the transfer agent for our shares. UFJ Trust’s office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. UFJ Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

The close of business on March 31 is the record date for our year-end dividends, if paid. The close of business on September 30 is the record date for our interim dividends, if paid. A holder of shares constituting one or more whole units, who is registered as a holder on our register of shareholders at the close of business as of March 31, is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the year ended on March 31. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Us of Shares

Under the Commercial Code, we may acquire our shares for any purposes subject to the authorization of shareholders at an ordinary general shareholders’ meeting. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the amount of the retained earnings available for annual dividend payments less the sum of any amount paid or to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital.

A resolution of our ordinary general meeting of shareholders held on June 26, 2002 authorized us to acquire up to 100 million shares (representing approximately 5.0% of shares issued and outstanding) for up to ¥250 billion by the closing of our ordinary general meeting of shareholders held in 2003. Under the resolution, we repurchased 22 million shares for ¥29,290 million during the year ended March 31, 2003. In addition, we continued to repurchase shares after April 1, 2003 in accordance with the resolution and, as a result, the aggregate number and value of shares repurchased during the authorization period under the resolution reached 25 million shares and ¥32,914 million.

A resolution of our ordinary general meeting of shareholders held on June 26, 2003 authorizes us to acquire up to 100 million shares (representing approximately 5.0% of shares issued and outstanding) for up to ¥150 billion by the closing of our ordinary general meeting of shareholders held in 2004.

In the case of shares listed on a Japanese stock exchange or traded in the over-the-counter market, acquisition shall be made through the market or by way of tender offer by the close of the following ordinary general meeting, unless acquisition of the shares from a specified person is authorized by the approval of two-thirds of outstanding shares having voting rights present at the shareholders’ meeting at which a quorum of not less than one-third of outstanding shares having voting rights must be present.

In addition, we may acquire our shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Japanese Unit Share System” above.

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan requires any person who has become a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in the above shareholding. Copies of any reports must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares are listed or, in the case of shares traded on the over-the-counter market, the Securities Dealers Association of Japan. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of subscription warrants are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell the invester’s shares at such price on a particular trading day, or at all.

On June 26, 2003, the closing price of our shares on the Tokyo Stock Exchange was ¥1,468 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥1,000 and ¥1,499 per share, as well as the daily price limit if our per share price were to rise to between ¥1,500 and ¥1,999, or fall to between ¥500 and ¥999. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥500	Less than	¥999	¥100
Over	1,000	Less than	1,499	200
Over	1,500	Less than	1,999	300

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.

Rights of Holders of ADSs

For a description of rights of holders of ADSs, see “Rights of Holders of ADSs” under Item 10.B. of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in this Item 10.B. by reference.

C. Material Contracts.

For the two years immediately preceding the date of this annual report, we have not been a party to any material agreement other than in the ordinary course of business, except as disclosed in Item 6.C. of this annual report.

D. Exchange Controls.

Acquisition or Disposition of Shares or ADSs

Under the Foreign Exchange and Foreign Trade Law, all aspects of regulations on foreign exchange and foreign trade transactions are, with minor exceptions relating to inward direct investments (which are not generally applicable to our shares), only subject to post transaction reporting requirements. Non-residents of Japan (including foreign corporations not resident in Japan) who acquire or dispose of shares of common stock or ADSs are generally not required to submit such post transaction reports. However, the Minister of Finance has the power to impose a licensing requirement for transactions in limited circumstances.

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs will be issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holders of ADSs.

E. Taxation.

This section describes the material United States federal income and Japanese tax consequences of owning shares or ADSs. It applies to you only if you acquire your shares or ADSs in an offering and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging, conversion, integrated or constructive sale transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Japan all as currently in effect, as well as on the Income Tax Convention Between the United States of America and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. Prospective investors should be aware that, on June 10, 2003, the U.S. Treasury Department announced that the United States and Japan have agreed in principle to the terms of a new bilateral income tax treaty to replace the Treaty. As of the date of the filing of this Form 20-F, a new treaty has not been finalized. There can be no certainty whether a new treaty will ultimately go into effect, what the provisions of such a new treaty might be, and whether such provisions will affect U.S. Holders. In addition, this section is based in part upon the representations of The Bank of New York and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of shares or ADSs that is not a United States person for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local and the
Japanese and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation and Japanese income taxation, gift and inheritance taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income or to Japanese tax.

United States Federal Income Taxation

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

A transfer of retained earnings or legal reserve to stated capital is treated as a dividend payment for Japanese tax purposes subject to withholding tax. In addition, if we purchase our shares for the purpose of cancellation with retained earnings and we cancel the shares after March 31, 2002 selling shareholders will be deemed to have received a dividend payment. If we purchase the shares pursuant to a tender offer non-selling shareholders will be deemed to have received a dividend whether we purchase the shares by tender offer or otherwise. Such a transfer or dividends is not generally a taxable event for United States federal income tax purposes (though a selling U.S. shareholder would be subject to U.S. federal income tax on capital gains realized on a sale of shares to us, as described below) and therefore would not give rise to foreign source income, and you would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distribution unless you can apply the credit (subject to limitations) against U.S. tax due or other foreign source income in the appropriate category for foreign tax credit purposes.

Distributions of additional shares or ADSs or rights to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Your basis in the new shares or ADSs or rights received will be determined by allocating your basis in the shares or ADSs you held at the time of the distribution between the new shares or ADSs or rights and the shares or ADSs you held at the time of the distribution based on their relative fair market value on the date of the distribution. However, the basis of rights you receive will generally be zero if (i) at the time of the distribution the fair market value of the rights is less than 15% of the fair market value of the shares or ADSs you held at the time of the distribution and you do not elect to allocate a portion of the basis in the shares or ADS you held at the time of the distribution according to the method described in the previous sentence or (ii) the rights are not exercised and therefore expire.

Non-U.S. Holders

If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of Capital Gain—Non-U.S. Holders

If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

We do not expect our shares and ADSs to be treated as stock of a PFIC for United States federal income tax purposes for 2002, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation, such as Nomura, that is primarily engaged in an active business as a securities dealer is not entirely clear.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income or,

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in you gross income, and it will be subject to tax at rates applicable to ordinary income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs, and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution and any taxable year prior to the first year in which we were a PFIC will be taxed as ordinary income,

•	the amount allocated to each other year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares or ADSs in a PFIC that are regularly traded on a qualified exchange, they will be treated as marketable stock, and you may elect to mark your shares or ADSs to market. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. We urge you to speak to your tax advisor regarding the availability and advisability of this election.

If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting.

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•	other dividend payments and the payment of the proceeds from the sale of shares or ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of our shares who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable. As tax laws are frequently revised, the tax treatments described in this summary are also subject to changes in the applicable Japanese laws and/or double taxation conventions occurring in the future, if any. This summary is not exhaustive of all possible tax considerations which may apply to specific investors under particular circumstances. Potential investors should satisfy themselves as to

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence, by consulting with their own tax advisers.

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as oppose to an increase of value of shares) from Japanese tax perspectives. Due to the 2001 Japanese tax legislation effective from April 1, 2001, a conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (17) (n) of the Japanese Corporation Tax Law).

Under the 2001 tax legislation, deemed dividend taxation system has been drastically changed. Under the new rule, if we purchase our listed shares by way of a tender offer for the purpose of cancellation with retained earnings, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the purchase price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above). On the other hand, in the case of individual shareholders, no deemed dividend is required to recognize until March 31, 2005 due to the operation of a temporary measurement (Article 9-4 of the Japanese Special Tax Measurement Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled were previously deemed to have received a dividend corresponding to the increase of share value by the share cancellation, under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders (both individuals and corporations) whose shares are not canceled.

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the shares paid by us to non-resident shareholders is 20%. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends on the shares by us are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See “Rights of Our Shareholders” under Item 10.B of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder as a portfolio investor, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares as a legatee, heir or done, even if the individual is not a Japanese resident.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the SEC’s website (http://www.sec.gov).

I. Subsidiary Information.

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our business is subject to various risks. These risks include market, credit, event, market liquidity, operational, system and legal risks. The process of managing those risks is an integral part of management’s responsibilities. Financial innovation in global business activities can lead to complex interactions among risks. We recognize the importance of identifying, evaluating, monitoring and managing our risk profile.

We manage market, credit, event and market liquidity risks using a global risk management structure described below. We manage operational, system and legal risks primarily on a regional basis.

Global Risk Management Structure

We have an independent global risk management unit headquartered in Tokyo to support risk management which takes place at each level of our business. The global risk management unit also monitors and manages market, credit, event and market liquidity risks with regard to our trading and investment portfolios on a worldwide basis.

Our current global management structure places primary risk control responsibility with the head of Global Wholesale together with the head of each global business under Global Wholesale. This structure enhances the coordination of our global business while satisfying the regional-based requirements of each legal entity. Concurrently, the global risk management organization monitors, controls and supports our business segments. The global risk manager who is based in Tokyo is the overall controller for global risk management, and coordinates the efforts of the regional risk managers.

The Executive Management Board of Nomura is responsible for establishing global risk policies, and monitoring and managing the various risks that we face in our business activities.

The Board of Executive Officers and Executive Management Board also determine our strategic direction and allocate resources and capital to each of our businesses. The Executive Management Board reviews our business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. The Board of Executive Officers is made up of all of our Executive Officers. The Executive Management Board is made up of Representative Executive Officers and some of the Executive Officers appointed by our Board of Directors. Our President and Chief Executive Officer is the Chairman of both of the organizations.

The Board of Executive Officers and Executive Management Board set the overall risk limit that applies across business segments to all of our trading and investment portfolios for our global business. The global risk manager monitors the extent of risk exposure at each of our trading units relative to the in-house risk limit assigned to that unit and reports it to senior management daily. In addition, each of our regional operations employs its own position limits and stop-loss limits, which may be stricter than the in-house risk limit.

Our global risk management headquartered in Tokyo provides risk information to the Executive Management Board and quantifies risk for each of our businesses.

The role of our global risk manager in Tokyo is to monitor risk, ensure compliance with risk limits and recommend action to management as market conditions and our portfolio changes. To this end, daily reports on the monitoring and management of our worldwide risks are produced by the global risk management unit. Reports from the global risk manager enable our senior management to identify and control risk across the entire organization.

Our global risk management structure meets the risk management requirements of our major regulatory and reporting bodies. Regional risk managers located in Europe, the United States, Asia outside Japan, and in Tokyo, report on a daily basis to both regional management and risk management headquarters. In addition, consolidated risk information is reported to the global business heads and to our senior management in Tokyo on a daily basis.

We have made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system now enables us to produce various analyses of global-based exposure to counterparties under the unified obligor identification, as well as to calculate risk amounts, including Value-at-Risk amounts discussed below, based upon our position and sensitivity data sets provided from our regional risk management. The system, which senior management and other key managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide. This enables us to achieve more efficient risk monitoring and more effective risk control. Especially we can monitor and control concentration of credit exposure on a daily basis against any credit events, which we now experience in the markets worldwide.

We maintain standardized methodologies for all our global operations. With this standardized framework, we can evaluate and compare the risk-adjusted profitability of our existing businesses in a consistent manner. Senior management can use this information to enhance our performance by diversifying revenues and controlling exposures.

Our global risk management employs an in-house risk limit, which we have developed as a tool to comprehensively measure our market, credit, event and market liquidity risks. We group our traders based on the type of trading strategy they use and the type of financial instrument in which they trade, and we assign to each group a specific in-house risk limit. The traders may execute their transactions until the aggregate risk value associated with the positions they have built reaches the assigned in-house risk limit.

Types of Risks Managed

The seven principal categories of risk that we face in our daily business operations are market, credit, event, market liquidity, operational, system and legal risks.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly.

VaR.    The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level.

For our VaR, which we report below, we use a one-day time horizon and a 99% confidence level. This means that, statistically, there is one day out of every 100 days on which the actual trading loss exceeds the VaR.

VaR Methodology, Assumptions and Limitations.    We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

We use a historical simulation approach to estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden changes in market environments. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. Also, VaR using a one-day time horizon may not capture the market risk of positions that cannot be liquidated or hedged within one day.

There are other limitations of VaR. For example, our VaR computation assumes normal distribution for the returns on trading portfolios, while non-linear risk exposures on options would likely produce a non-normal distribution for the returns on those portfolios. Different distributional assumptions could produce a materially different VaR.

The following table shows our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of
	Mar. 29, 2002	Apr. 30, 2002	May 31, 2002	Jun. 28, 2002	Jul. 31, 2002	Aug. 30, 2002	Sep. 30, 2002	Oct. 31, 2002	Nov. 29, 2002	Dec. 30, 2002	Jan. 31, 2003	Feb. 28, 2003	Mar. 31, 2003
	(dollar amounts in millions)
Equity	$15.0	$12.7	$13.9	$14.7	$11.8	$11.2	$10.4	$10.6	$12.0	$10.8	$10.9	$14.2	$12.7
Interest Rate	17.5	15.0	16.0	13.9	17.9	14.3	14.7	8.9	17.0	16.1	20.4	15.2	18.8
Foreign Exchange	1.5	2.7	2.1	3.1	3.5	2.7	3.4	3.4	2.4	2.6	1.7	1.9	1.6

Sub-total	34.0	30.4	31.9	31.7	33.3	28.2	28.5	22.9	31.3	29.5	33.0	31.3	33.1
Less:
Diversification Benefit	(9.2)	(8.8)	(8.4)	(10.2)	(12.7)	(10.2)	(9.8)	(8.8)	(10.1)	(9.5)	(8.4)	(9.7)	(7.5)

Value at Risk	$24.8	$21.6	$23.5	$21.6	$20.6	$18.0	$18.7	$14.1	$21.3	$20.0	$24.6	$21.6	$25.6

Value at Risk
(maximum)	$27.9 : March 28, 2003
(average)	20.8 : Average for the period from April 1, 2002 to March 31, 2003
(minimum)	14.0 : October 25, 2002

VaR relating to equity risk decreased from $15.0 million at the end of March 2002 to $12.7 million at the end of March 2003 mainly due to the reduced position of equity block trading and convertible bond trading in Tokyo. VaR relating to interest rate risk increased from $17.5 million at the end of March 2002 to $18.8 million at the end of March 2003 mainly due to the position in fixed income business which is sensitive to yield curve. We manage the position size according to the market environment.

Non-trading Risk.    A major market risk in our non-trading portfolio relates to operating equity investments held for relationship purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We used regression analysis between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes for the past 90 days. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥15,533 million as of March 29, 2002 and ¥9.098 million as of March 31, 2003. The difference in simulated numbers between March 29, 2002 and March 31, 2003 is due mainly from the position decrease as well as market value decrease of our operating equity investments held for relationship purposes. On March 29, 2002, TOPIX closed at 1,060.19 points and on March 31, 2003, TOPIX closed at 788.00 points. This simulation analyzes data for our entire operating equity investments held for relationship purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment. This type of risk is reduced through diversification, effective credit analysis of counterparties, enforcement of credit limits by country and by counterparty, management of credit exposure through netting arrangements, and the maintenance of adequate collateral to secure the commitments of counterparties. We also use credit derivatives to reduce our exposure or hedge our credit risk with respect to issuers. Our regional credit officers monitor on a daily basis all credit risk and limits, and communicate credit information and concerns to our global risk management headquarters in Tokyo.

We measure our credit risk to derivatives transaction counterparties as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through our global risk management unit in Tokyo.

We enter into International Swaps and Derivatives Association, Inc. master agreements or equivalent agreements called master netting agreements with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty which provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. government securities and Japanese government securities when necessary.

The credit quality of Nomura’s trading-related derivatives as of March 31, 2003 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by Nomura’s internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in

Gain Positions

	Millions of Yen									Translation into millions of U.S. dollars
	Years to Maturity					Cross- Maturity Netting (1)				Replacement Cost
Credit Rating (1)	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years		Total Fair Value	Collateral Obtained	Replacement Cost
							(a)	(b)	(a)-(b)
AAA	¥17,409	¥18,150	¥7,788	¥2,946	¥23,705	¥(25,971)	¥44,026	¥—	¥44,026	$373
AA	70,870	183,043	143,841	143,942	471,871	(735,930)	277,636	102,259	175,377	1,485
A	29,823	76,304	59,456	42,189	139,457	(236,146)	111,082	24,233	86,849	736
BBB	11,799	28,414	29,715	39,505	39,497	(67,527)	81,402	9,594	71,808	608
BB	241	631	280	113	—	—	1,265	—	1,265	11
Other(2)	2,929	129	49	—	8,437	(7,264)	4,280	148	4,132	35

Sub-total	133,071	306,671	241,129	228,695	682,967	(1,072,838)	519,691	136,234	383,457	3,248
Listed	20,319	929	182	—	—	—	21,430	—	21,430	182

Total	¥153,390	¥307,600	¥241,311	¥228,695	¥682,967	¥(1,072,838)	¥541,121	¥136,234	¥404,887	$3,430

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Event Risk

Event risk refers to the potential loss in value that we may suffer through unpredictable events that cause large unexpected market price moves. Event risk can be caused by changes in political or economic factors. For example, our global risk management unit collects information on current developments in the political and economic situations in the emerging countries in which we conduct business and report them to our senior management on a weekly basis. We also monitor event risk associated with the possible failure of expected mergers and acquisitions and other corporate transactions with respect to which we have made strategic investments in parties involved in these transactions.

Through our Merchant Banking activities, we have significant exposure to private equity assets. Under our risk management framework, we treat them as private equity investments.

By their nature, these assets are less liquid than other trading assets, and as a result, valuation is more uncertain. In addition, our exposure is in some cases more concentrated than is the case for other trading assets. They also exhibit a high degree of asset-specific risk. Given these characteristics, market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity, and therefore we believe it is appropriate to characterize private equity risk as event risk.

We have developed modeling techniques to help us quantify the scale of our private equity risk and to allow us to calibrate these risks to the same confidence level that we apply to other trading activities. These techniques allow us to reflect the high levels of specific risk attached to private equity and the unusual statistical characteristics of early stage corporate finance portfolios.

Market Liquidity Risk

Market liquidity risk refers to the additional risk that we face when we have large positions which cannot be disposed of in the course of normal market trading turnover. The longer we are exposed to these large positions, the greater the risk we face from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in “ Liquidity and Capital Resources” under Item 5.B. of this annual report.

Operational Risk

Operational risk refers to the potential cost associated with criminal or other improper actions taken by our executives and employees, or failure or malfunction of our system management, or the occurrence of external phenomena such as natural disasters. Due to the increased sophistication in security transactions and the outsourcing or systemization of our operations for efficiency purposes, reduction of operational risk has become increasingly essential. We manage our operational risk primarily by periodic evaluation and enhancement, as necessary, of our internal controls.

System Risk

System risk is a type of operational risk. It is defined as risk in which we suffer damages due to system defects, such as the shutdown or malfunction of computer systems. System risk also includes the risk that we may suffer damages due to unauthorized uses of computers.

In order to deal with system risk, we have internal regulations on information security management that set out our security policy. We make it a first priority to make these regulations well known and understood by our employees, including the importance of compliance. Also, users at Nomura and developers such as Nomura Research Institute cooperate in developing new systems since the early stage of the development, and we aim to structure these systems that operate in line with our actual business operations. Users at Nomura participate in comprehensive tests at the time of releasing important systems. We endeavor to mitigate system risk through appropriate inspections. Furthermore, for important systems, we have a surveillance system which operates 24 hours a day, 365 days a year, and we implement early inspection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where we conduct business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. We manage our legal risk primarily at the level of our regional operations. Within Nomura, we have an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout our group and enhancing our internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of the Executive Officers and non-executive Directors including a member of the Audit Committee. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities, which consists of the President and Chief Executive Officer and some of the Executive Officers of Nomura Securities as well as two outside lawyers, considers major compliance matters. As part of our efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

Item 12.    Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

Within 90 days of the filing of this report, an evaluation was carried out under the supervision and with the participation of Nomura’s management, including its Chief Executive Officer and Chief Financial Officer (collectively referred to as the “Certifying Officers”), of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934). Based on that evaluation, the Certifying Officers concluded that, as of the date of the evaluation, the disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A.    Audit Committee Financial Expert.

Not applicable.

Item 16B.    Code of Ethics.

Not applicable.

Item 16C.    Principal Accountant Fees and Services.

Not applicable.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not applicable.

PART III

Item 17.    Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.    Financial Statements.

The information required by this item is set forth in our consolidated financial statements included in this annual report.

In July 2002, we decided to engage Shin Nihon & Co., member firm in Japan of Ernst & Young, as our new independent auditor with respect to our U.S. GAAP consolidated financial statements, replacing ChuoAoyama Audit Corporation, member firm in Japan of PricewaterhouseCoopers. The engagement of Shin Nihon & Co./ Ernst & Young as our U.S. GAAP independent auditor is effective for the year ended March 31, 2003.

Through the year ended March 31, 2002, for domestic reporting purposes, we used Shin Nihon & Co. as the independent auditor with respect to our Japanese GAAP non-consolidated financial statements, and Shin Nihon & Co. and ChuoAoyama Audit Corporation as independent auditors with respect to our Japanese GAAP consolidated financial statements. Starting with the year ended March 31, 2003, we are permitted under Japan’s recently revised regulations on consolidated financial statements. to prepare and publicly disclose, for domestic reporting purposes, U.S. GAAP consolidated financial statements. We have elected to do so with respect to the year ended March 31, 2003 and thereafter. In light of our decision to discontinue preparing Japanese GAAP consolidated financial statements for domestic reporting purposes, we reviewed and assessed the manner and process under which our U.S. GAAP consolidated financial statements for domestic reporting and SEC-reporting purposes were audited, and determined that it would be appropriate to engage a single independent auditor, Shin Nihon & Co./ Ernst & Young, for such purposes.

Item 19.    Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation)

1.5	Regulations of the Audit Committee (English translation)

1.6	Regulations of the Compensation Committee (English translation)

1.7	Liabilities Limitation Agreement (English translation) (*)

2.1	Specimen common stock certificates of the registrant (English translation)

2.2

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

8.1	Subsidiaries of the registrant

(*)	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 26, 2003, in the form of this exhibit.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries (the “Company”) as of March 31, 2003, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries at March 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in the year ended March 31, 2003 the Company changed its method of accounting for goodwill amortization to conform to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.”

Ernst & Young

Tokyo, Japan

May 8, 2003,

Except for Notes 10 and 12, as to which the date

is June 26, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders

of Nomura Holdings, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statements and consolidated statements of shareholders’ equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Nomura Holdings, Inc. (formerly The Nomura Securities Co., Ltd.) and its subsidiaries as of March 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers

Tokyo, Japan

June 26, 2002

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥356,635	¥491,237	$4,161
Time deposits	381,038	422,570	3,579
Deposits with stock exchanges and other segregated cash	38,061	41,702	353

	775,734	955,509	8,093

Loans and receivables:
Loans receivable from customers	221,455	257,254	2,179
Loans receivable from other than customers	451,662	179,117	1,517
Receivables from customers	21,191	404,388	3,425
Receivables from other than customers	370,116	311,665	2,639
Receivables under resale agreements and securities borrowed transactions	6,680,001	8,603,170	72,865
Securities pledged as collateral	2,964,276	3,359,807	28,456
Allowance for doubtful accounts	(18,410)	(15,159)	(128)

	10,690,291	13,100,242	110,953

Trading assets and private equity investments:
Securities inventory	4,302,217	5,152,393	43,638
Derivative contracts	293,266	503,417	4,264
Private equity investments	281,774	270,890	2,294

	4,877,257	5,926,700	50,196

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥221,113 million in 2002 and ¥177,374 million ($1,502 million) in 2003	170,762	184,868	1,566
Lease deposits	74,591	65,211	552
Non-trading debt securities	426,400	270,120	2,288
Investments in equity securities	192,377	138,084	1,170
Investments in and advances to affiliated companies	257,089	223,970	1,897
Deferred tax assets	132,808	112,313	951
Other	160,964	192,429	1,630

	1,414,991	1,186,995	10,054

Total assets	¥17,758,273	¥21,169,446	$179,296

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥729,907	¥180,565	$1,529
Payables to other than customers	182,760	384,910	3,260
Payables under repurchase agreements and securities loaned transactions	8,245,492	10,952,135	92,760
Short-term borrowings	1,689,504	1,497,468	12,683
Time and other deposits received	338,925	256,184	2,170

	11,186,588	13,271,262	112,402

Trading liabilities:
Securities sold but not yet purchased	2,387,847	3,401,715	28,811
Derivative contracts	305,899	487,005	4,125

	2,693,746	3,888,720	32,936

Other liabilities:
Accrued income taxes	50,920	28,608	242
Accrued pension and severance costs	56,109	86,582	733
Other	411,127	296,509	2,511

	518,156	411,699	3,486

Long-term borrowings	1,754,854	1,955,437	16,562

Total liabilities	16,153,344	19,527,118	165,386

Commitments and contingencies (Note 15)
Shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares at March 31, 2002 and 2003	182,800	182,800	1,548
Additional paid-in capital	150,979	151,328	1,282
Retained earnings	1,316,221	1,407,028	11,917

Accumulated other comprehensive (loss) income:
Minimum pension liability adjustment	(24,972)	(41,558)	(352)
Cumulative translation adjustments	(19,685)	(22,329)	(189)

	(44,657)	(63,887)	(541)

	1,605,343	1,677,269	14,206
Less—Common stock held in treasury, at cost—246,075 shares and 25,556,340 shares at March 31, 2002 and 2003, respectively	(414)	(34,941)	(296)

Total shareholders’ equity	1,604,929	1,642,328	13,910

Total liabilities and shareholders’ equity	¥17,758,273	¥21,169,446	$179,296

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENTS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Revenue:
Commissions	¥189,841	¥140,001	¥141,640	$1,200
Fees from investment banking	87,160	75,255	81,847	693
Asset management and portfolio service fees	144,882	109,985	79,290	672
Net gain on trading	307,989	162,228	172,308	1,459
Interest and dividends	518,941	500,541	401,924	3,404
Loss on investments in equity securities	(98,968)	(55,860)	(41,288)	(350)
Gain from changes in equity of an affiliated company	—	3,504	—	—
PFG entities product sales	117,523	294,931	—	—
PFG entities rental income	103,339	177,053	—	—
Gain on sales of PFG entities	—	116,324	—	—
Gain (loss) on private equity investments	—	232,472	(14,391)	(122)
Other	98,591	68,965	19,589	166

Total revenue	1,469,298	1,825,399	840,919	7,122
Interest expense	553,643	504,048	274,645	2,326

Net revenue	915,655	1,321,351	566,274	4,796

Non-interest expenses:
Compensation and benefits	305,190	379,540	244,167	2,068
Commissions and floor brokerage	26,393	20,962	20,844	177
Information processing and communications	70,998	87,252	77,389	655
Occupancy and related depreciation	65,319	73,787	57,152	484
Business development expenses	29,940	26,652	24,361	206
PFG entities cost of goods sold	84,004	200,871	—	—
PFG entities expenses associated with rental income	43,760	111,529	—	—
Other	133,879	247,786	94,952	804

	759,483	1,148,379	518,865	4,394

Income before income taxes and cumulative effect of accounting change	156,172	172,972	47,409	402

Income tax expense (benefit):
Current	53,693	61,898	25,519	216
Deferred	45,069	(56,972)	11,776	100

	98,762	4,926	37,295	316

Income before cumulative effect of accounting change	57,410	168,046	10,114	86
Cumulative effect of accounting change	—	—	109,799	930

Net income	¥57,410	¥168,046	¥119,913	$1,016

	Yen			Translation into U.S. dollars
Per share of common stock:
Basic—
Income before cumulative effect of accounting change	¥29.25	¥85.57	¥5.17	$0.04
Cumulative effect of accounting change	—	—	56.09	0.48

Net income	¥29.25	¥85.57	¥61.26	$0.52

Diluted—
Income before cumulative effect of accounting change	¥29.25	¥85.32	¥5.17	$0.04
Cumulative effect of accounting change	—	—	56.09	0.48

Net income	¥29.25	¥85.32	¥61.26	$0.52

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Common Stock
Balance at beginning of year	¥182,796	¥182,797	¥182,800	$1,548
Conversion of convertible bonds	1	—	—	—
Exercise of warrants	—	3	—	—

Balance at end of year	¥182,797	¥182,800	¥182,800	$1,548

Additional paid-in capital
Balance at beginning of year	¥147,714	¥146,133	¥150,979	$1,279
Loss on sales of treasury stock	(1,691)	—	—	—
Issuance of common stock warrants	109	—	—	—
Issuance of common stock options	—	—	349	3
Common stock issued for business combinations	—	4,843	—	—
Exercise of warrants	—	3	—	—
Conversion of convertible bonds	1	—	—	—

Balance at end of year	¥146,133	¥150,979	¥151,328	$1,282

Retained earnings
Balance at beginning of year	¥1,154,599	¥1,177,660	¥1,316,221	$11,148
Net income	57,410	168,046	119,913	1,016
Cash dividends	(34,349)	(29,485)	(29,106)	(247)

Balance at end of year	¥1,177,660	¥1,316,221	¥1,407,028	$11,917

Accumulated comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	¥(4,073)	¥(19,083)	¥(24,972)	$(212)
Net change during the year	(15,010)	(5,889)	(16,586)	(140)

Balance at end of year	¥(19,083)	¥(24,972)	¥(41,558)	$(352)

Cumulative translation adjustments
Balance at beginning of year	¥(59,716)	¥(51,021)	¥(19,685)	$(167)
Transfer to income statement on sales and contribution of PFG entities	—	2,627	—	—
Other change during the year, net	8,695	28,709	(2,644)	(22)

Balance at end of year	¥(51,021)	¥(19,685)	¥(22,329)	$(189)

Common stock held in treasury
Balance at beginning of year	¥(10,344)	¥(58)	¥(414)	$(4)
Repurchase of common stock	—	—	(34,527)	(292)
Sale of common stock	10,050	387	—	—
Other net change in treasury stock	236	(743)	—	—

Balance at end of year	¥(58)	¥(414)	¥(34,941)	$(296)

Number of shares issued
Balance at beginning of year	1,962,977,247	1,962,977,841	1,965,919,860
Conversion of convertible bonds	594	—	—
Common stock issued for business acquisitions	—	2,939,416	—
Exercise of warrants	—	2,603	—

Balance at end of year	1,962,977,841	1,965,919,860	1,965,919,860

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Net income	¥57,410	¥168,046	¥119,913	$1,016
Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax:	8,695	31,336	(2,644)	(22)
Minimum pension liability adjustment:
Changes in minimum pension liability during the year	(25,879)	(10,154)	(27,460)	(233)
Deferred income taxes	10,869	4,265	10,874	92

Total	(15,010)	(5,889)	(16,586)	(141)

Total other comprehensive (loss) income	(6,315)	25,447	(19,230)	(163)

Comprehensive income	¥51,095	¥193,493	¥100,683	$853

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Cash flows from operating activities:
Net income	¥57,410	¥168,046	¥119,913	$1,016
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	—	—	(109,799)	(930)
Depreciation and amortization	52,982	70,042	31,249	265
Loss on investments in equity securities	98,968	55,860	41,288	350
Gain from changes in equity of an affiliated company	—	(3,504)	—	—
Loss (gain) on sales of office buildings, land, equipment and facilities	(15,027)	(17,087)	467	4
Loss on devaluation of office buildings, land, equipment and facilities	25,232	20,180	3,175	27
Amortization of goodwill (negative goodwill)	(5,696)	(3,889)	—	—
Provision for (reversal of) allowance for doubtful accounts	15,412	5,002	(3,661)	(31)
Gain on sales of PFG entities	—	(116,324)	—	—
Loss (gain) on private equity investments	—	(232,472)	14,391	122
Reversal of provision for financial assistance to NFC	(16,200)	—	—	—
Deferred income tax expense (benefit)	45,069	(56,972)	11,776	100
Changes in operating assets and liabilities:
Time deposits	(41,666)	(97,592)	(36,585)	(310)
Deposits with stock exchanges and other segregated cash	297,859	10,695	(6,271)	(53)
Trading assets and private equity investments	915,146	(854,907)	(1,182,091)	(10,012)
Trading liabilities	(172,483)	(264,355)	1,242,333	10,522
Receivables under resale agreements and securities borrowed transactions	(861,628)	(379,434)	(2,315,743)	(19,614)
Payables under repurchase agreements and securities loaned transactions	1,605,528	363,754	3,236,698	27,413
Loans and receivables, net of allowance	(1,577,472)	(107,129)	(590,802)	(5,004)
Time and other deposits received and other payables	1,800	3,326	(477,756)	(4,046)
Financial assistance to NFC	(59,000)	—	—	—
Accrued income taxes, net	19,936	6,058	(31,738)	(269)
Other, net	(19,933)	127,318	87,269	739

Net cash provided by (used in) operating activities	366,237	(1,303,384)	34,113	289

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(78,414)	(92,168)	(45,235)	(383)
Proceeds from sales of office buildings, land, equipment and facilities	47,558	25,762	690	6
Payments for purchases of investments in equity securities	(3,192)	(3,017)	(10,299)	(87)
Proceeds from sales of investments in equity securities	85,931	36,621	30,067	254
Business combinations, net of cash acquired	(107,398)	(258,987)	—	—
Cash contributed to private equity investments	—	(95,720)	—	—
Proceeds from sales of PFG entities	—	129,469	—	—
(Increase) decrease in non-trading debt securities	(147,119)	178,869	152,209	1,289
(Increase) decrease in other investments and other assets	(68,769)	26,989	6,621	56

Net cash (used in) provided by investing activities	(271,403)	(52,182)	134,053	1,135

Cash flows from financing activities:
Increase in long-term borrowings	650,098	1,499,309	654,407	5,543
Decrease in long-term borrowings	(473,195)	(966,131)	(324,232)	(2,746)
(Decrease) increase in short-term borrowings, net	(248,901)	696,681	(290,775)	(2,463)
Payments for repurchases of common stock	—	—	(34,527)	(292)
Payments for cash dividends	(29,398)	(34,352)	(29,485)	(250)

Net cash (used in) provided by financing activities	(101,396)	1,195,507	(24,612)	(208)

Effect of exchange rate changes on cash and cash equivalents	(12,732)	13,018	(8,952)	(76)

Net increase (decrease) in cash and cash equivalents	(19,294)	(147,041)	134,602	1,140
Cash and cash equivalents at beginning of the year	522,970	503,676	356,635	3,021

Cash and cash equivalents at end of the year	¥503,676	¥356,635	¥491,237	$4,161

Supplemental information on cash flows (see also Note 3):
Cash paid during the year for—
Interest	¥508,752	¥460,538	¥253,098	$2,144

Income tax payments, net	¥21,943	¥65,335	¥57,257	$485

Non cash investing activities—
Common stock issued for business acquisitions	¥—	¥4,843	¥—	$—

Non cash financing activities—
Conversion of convertible bonds into common stock and additional paid-in capital	¥1	¥—	¥—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”.

Nomura’s business segments are structured based on its management structure, the nature of products and services and its customer base. Nomura reports operating results in three business segments: Domestic Retail, Global Wholesale and Asset Management.

In Nomura’s Domestic Retail business, Nomura receives commissions and fees from investment consultation services which it provides mainly to individual customers in Japan. Additionally, Nomura receives operational fees from asset management companies in connection with the administration services of investment trust certificates that it distributes. Nomura also receives agent commissions from insurance companies for the variable annuity insurance products it sells as an agent. In Nomura’s Global Wholesale business, Nomura earns fees, commissions and other revenues by providing sales and trading services, and investment banking services mainly to institutional customers globally. In Nomura’s sales and trading activities, Nomura facilitates customer transactions and trades for its own account by market-making and trading fixed income and equity securities. Nomura also provides a broad range of investment banking services, including underwriting and financial advisory services. Also, Nomura conducts proprietary transactions, including arbitrage and principal finance transactions. In Nomura’s Asset Management business, Nomura develops and manages investment trusts and earns management fees for the portfolio management of investment trusts. Nomura also provides investment advisory services for pension funds and other institutional customers. Additionally, in the defined contribution business, Nomura receives commissions as a defined contribution pension plan administrator.

On October 1, 2001, the Company adopted a holding company structure, via a corporation separation. Such restructuring had been approved at the annual meeting of shareholders on June 28, 2001. This was effected through The Nomura Securities Co., Ltd. changing its name to Nomura Holdings, Inc. and becoming a holding company. At the same time, its wholly-owned subsidiary, Nomura Securities Spin-off Preparation Company, Limited changed its name to Nomura Securities Co., Ltd. and assumed the operations of the registered securities company. The consolidated financial statements have been presented on this basis.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its majority-owned subsidiaries. A controlling financial interest can also exist in entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities (“VIEs”). The Company consolidates VIEs created after January 31, 2003 where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“US GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc. In addition, the consolidated financial statements include the accounts of the investee companies (“PFG entities”) of the Principal Finance Group (“PFG”) through March 27, 2002, the date Nomura ceased to control or have significant influence over such entities. The Company consolidated the PFG entities through March 27, 2002 because it had a controlling financial interest in the PFG entities up to that date.

All material intercompany transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

Nomura had been actively involved in the private equity business, through its UK based PFG. As a result of a review to determine the optimum structure to run this business going forward, on March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I “), a limited partnership which is engaged in the private equity business. As a result of Nomura’s contribution of its investments in the PFG entities to TFCP I in exchange for a limited partnership interest, Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed control of these investments, together with one investment, Annington Holdings plc, which was not transferred to the partnership. Accordingly, Nomura ceased consolidating the investments at that time. Terra Firma Capital Partners Limited (“TFCPL”) has been established by former employees of Nomura to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. With effect from March 27, 2002, Nomura accounts for its investments managed and controlled by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with accounting practices for broker-dealers.

As stated above, Terra Firma investments are carried at fair value. Corresponding changes in the fair value of these investments are included in gains/losses on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no externally quoted market prices available. As a result, Nomura’s Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, among other things, Terra Firma’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows Nomura to produce its own estimates of the fair value for each underlying investment.

In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Hotels	Room rate achieved and occupancy, which in turn are driven by business and leisure travel. Revenue from conference facilities and food and beverage sales. Staff and other costs and central overheads.

Real Estate

Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets.

Property holding and refurbishment and head office costs.

Availability and cost of finance.

Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental acquisition costs, rental maintenance costs, as well as overheads and head office costs.

Retail	Market share, changes in market size, underlying trends in consumer behavior. Gross margin and operating costs, including outlet overheads and head office costs.

Services	Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditure. Ongoing servicing costs, including staff costs and central overheads. Additional contracts and additional non-contracted works. Availability and cost of finance.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the Discounted Cash Flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Terra Firma investments represents the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or to Terra Firma.

For recently acquired investments (i.e., those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The estimated fair value of Terra Firma investments was ¥265,714 million and ¥265,742 million ($2,251 million) at March 31, 2002 and 2003, respectively. Of this, the respective percentages at March 31, 2002 and 2003 are 47% and 64% for Real Estate, 9% and 6% for the Services Sector and the remaining balance of 44% and 30% is in Consumer Businesses, which includes Retail, Consumer Finance and Hotels.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, occurring after March 31, 2001, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets. In connection with its securitization activities, Nomura utilizes special purpose entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets.

Nomura has historically used special purpose entities, or SPE vehicles, as conduits, and has generally not retained a financial interest in the asset securitizations. In conduit transactions, Nomura serves as the administrator. Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by the conduits is supported with sufficient collateral and other credit enhancements to receive at least an A-1 or P-1 rating. Nomura may obtain an interest in the financial assets in the future, which may include residual interests in the special purpose entities established to facilitate the securitization. Any such interests would be included in Securities inventory within Nomura’s balance sheet. Nomura records its securities inventory, including such interests, at fair value with any changes in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

PFG entities revenue—

Product sales revenue, representing sales of beer, wine and spirits, and consumer electronics, was recognized upon the exchange of merchandise with customers or upon delivery of beer to pubs. Rental income

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under operating leases for tenanted pubs and residential properties was recognized over the lease term, generally on a straight-line basis. Rental income under operating leases for consumer electronics was recognized when earned under the terms of rental agreements, generally on a straight-line basis.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

Securities financing transactions—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Historically, Nomura engaged in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated income statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold, as repurchase and reverse repurchase transactions.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are classified as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

In June 2000, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” SFAS No. 138 was effective concurrently with SFAS No. 137 “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB statement No. 133” that deferred the effective date of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” to fiscal years beginning after June 15, 2000. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. These statements require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. Nomura adopted these statements on April 1, 2001.

Allowance for loan losses—

Loans receivable consist primarily of loans receivable from customers and from other than customers. Loans receivable from customers consist of commercial loans and margin transaction loans. Loans receivable from other than customers mainly represent loans receivable from institutional counterparties in the money markets used for short-term financing.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for loan losses on loans for margin transactions and loans receivable from other than customers are provided for based primarily on historical loss experience.

Allowances for loan losses on commercial loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of computer installations and software, are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥18,742 million, ¥23,381 million and ¥25,570 million ($217 million), and is included in Occupancy and related depreciation in the amount of ¥5,836 million, ¥5,732 million and ¥5,678 million ($48 million) for the years ended March 31, 2001, 2002 and 2003, respectively.

PFG entities land, buildings, equipment and furniture and fixtures—

Land, buildings, equipment and furniture and fixtures are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged to income as incurred.

Depreciation starts when assets are placed in service, or upon installation for equipment rented in merchandise operations. Depreciation is computed to residual value using the straight-line method over the assets’ estimated useful lives. The estimated useful lives are as follows:

Buildings	25 to 50 years
Equipment and furniture and fixtures	3 to 20 years

Depreciation and amortization was included in Occupancy and related depreciation in the amount of ¥1,719 million and ¥3,075 million, and was included in PFG entities expenses associated with rental income in the amount of ¥26,685 million and ¥37,854 million for the years ended March 31, 2001 and 2002, respectively. Because of the restructuring of PFG as of March 27, 2002 as described in Note 1, there are no fixed assets relating to the PFG entities on the consolidated balance sheets at March 31, 2002 and 2003.

Long-lived assets—

In August 2001, the FASB released SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Lived Assets to Be Disposed Of.” SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. Nomura adopted the provisions of SFAS No. 144 on April 1, 2002.

As required by SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized based on the market or fair value.

Nomura recorded non-cash impairment charges of ¥25,232 million, ¥18,341 million and ¥305 million ($3 million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2001, 2002 and 2003, respectively. These losses are included in consolidated income statements under Non-interest expenses—Other.

These charges were incurred as a result of Nomura’s analysis to determine if there was any impairment of long-lived assets and significant decreases in the market or fair value of certain assets were identified. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes. In accordance with US GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥152,553 million and ¥39,824 million at March 31, 2002 and ¥93,176 million ($790 million) and ¥44,908 million ($380 million) at March 31, 2003, respectively.

Investments in equity securities for other than operating purposes are included in the consolidated balance sheets in Other assets—Other and such investments are mainly comprised of unlisted equity securities.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated income statements.

Accounting for changes in equity of affiliated companies—

An affiliated company may issue shares to third parties in a public offering at amounts per share that are in excess of or less than Nomura’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year when the change in interest transaction occurs.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

At March 31, 2003, Nomura has two stock-based compensation plans. One commenced in August 2000 and the other commenced in August 2002, both of which are described more fully in Note 10. Prior to April 1, 2002, Nomura accounted for the former plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Compensation cost recognized in the year ended March 31, 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years have not been restated.

Earnings per share—

The computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilutive effect of convertible bonds, warrants and stock acquisition rights.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that negative goodwill that arises in a business combination completed after June 30, 2001 be written off immediately. SFAS No. 141 also requires that any unamortized negative goodwill arising from business combinations completed before July 1, 2001 be written off and recognized as a cumulative effect of a change in accounting principle when SFAS No. 142 is adopted. SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill recorded prior to July 1, 2001 was recognized as the excess of acquisition cost over the fair value of net assets acquired and was being amortized over 10 to 20 years on a straight-line basis. The amortization of goodwill is included in Non-interest expenses — Other. Goodwill recorded after June 30, 2001 and, upon adoption of SFAS No. 142, goodwill acquired prior to July 1, 2001 is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

Prior to the year ended March 31, 2003, negative goodwill, which was recognized as the excess of the fair value of net assets acquired over the acquisition cost, was included in Other liabilities — Other on the accompanying balance sheets, and was being amortized over a 10 year period, on a straight-line basis. The amortization of negative goodwill was included in Non-interest expenses — Other. Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in the write-offs of negative goodwill arising from a previous business combination of ¥109,799 million ($930 million), net of taxes, as of March 31, 2002.

New accounting pronouncements—

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement specifies the accounting for certain employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees and is effective for exit and disposal activities initiated after December 31, 2002. The implementation of SFAS No. 146 did not have a material impact on Nomura’s financial condition or results of operations for the year ended March 31, 2003.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions are effective with Nomura’s year ended March 31, 2003. The implementation of FIN No. 45 did not have a material impact on Nomura’s financial condition or results of operations for the year ended March 31, 2003.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51.” FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities (“VIEs”). FIN No. 46 requires the Company to consolidate VIEs if it has interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity or both. FIN No. 46 is effective immediately for VIEs created after January 31, 2003. Nomura must apply FIN No. 46 to VIEs created before February 1, 2003 as of the second quarter of Nomura’s fiscal year ending March 31, 2004. Nomura is currently assessing the potential impact of the adoption of FIN No. 46 (see Note 4).

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Nomura is currently assessing the impact of SFAS No. 149 on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify certain financial

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments with characteristics of both liabilities and equity as liabilities (or an asset in some circumstances). Many of those instruments were previously classified as equity. Under SFAS No. 150, certain financial instruments issued in the form of shares that are mandatorily redeemable, that embody an obligation to repurchase the issuer’s equity shares, and that the issuer must or may settle by issuing a variable number of its equity shares, are classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Nomura is currently assessing the impact of SFAS No. 150 on the consolidated financial statements.

2. U.S.	dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥118.07 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.    Business combinations:

Prior to the fiscal year ended March 31, 2000, the Company directly held only 5.0% of the outstanding share capital of Nomura Asset Management Co., Ltd. (NAM), which provides investment management services and manages mutual funds. In March 2000, the Company acquired an additional 68.8% equity interest in NAM from financial institutions and affiliated companies for cash of ¥31,908 million. The acquisition has been accounted for by the purchase method of accounting effective March 31, 2000 and assets acquired and liabilities assumed have been recorded at estimated fair values. However, since the acquisition cost was determined by the valuation method stipulated by the Japanese Inheritance Tax Regulation, which is based on the concept of estimating the per share value by comparing subject companies, there was an excess of fair value over cost of net assets acquired. This excess should reduce proportionately the values assigned to non-current assets except long-term investments in marketable securities. After allocation of the excess to reduce the value of certain non-current assets a balance of excess over cost remained. There were no stated or unstated rights granted by Nomura to any of the parties in the NAM share purchase transaction, nor were there any obligations incurred by Nomura, other than what was recognized in the NAM business combination transaction.

The remaining excess of acquired net assets at their estimated fair value over acquisition cost was ¥105,767 million and was recorded as negative goodwill, which was being amortized into income over 10 years on a straight-line basis from the year ended March 31, 2001. In addition, during the first half of the year ended March 31, 2001, the Company acquired an additional 17.9% of equity interest in NAM from financial institutions for cash consideration of ¥11,872 million and recorded the excess of acquired net assets at their estimated fair value over acquisition cost in the amount of ¥23,974 million as additional negative goodwill.

During the year ended March 31, 2002, the Company acquired an additional 8.2% of equity interest in NAM from financial institutions in exchange for 2,939,416 shares of the Company’s common stock and ¥4,915 million in cash consideration, and recorded additional negative goodwill of ¥6,323 million.

The unamortized balance of negative goodwill was ¥109,799 million, which was included in Other liabilities—Other, and accumulated amortization was ¥26,264 million at March 31, 2002.

In June 2001, FASB issued SFAS No. 141, “Business Combinations.” As a result, Nomura wrote off negative goodwill arising from a previous business combination upon adoption of SFAS No. 142 and recorded,

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as Cumulative effect of accounting change, a gain of ¥109,799 million ($930 million) for the year ended March 31, 2003.

During the two-year period ended March 31, 2001, PFG acquired seven businesses (collectively, the “Acquired Entities”) in separate transactions accounted for as purchase business combinations. These acquisitions were not significant individually. Aggregate cash consideration paid for the Acquired Entities was ¥196,736 million and the excess of acquisition cost over acquired net assets at their fair value in the amount of ¥72,690 million had been recorded as goodwill.

In July 2001, PFG acquired an effective 59% equity interest in Meridien Capital Limited (“Meridien”). Cash consideration paid, net of cash acquired, was ¥270,629 million. The results of Meridien’s operations have been included in the consolidated financial statements from the date of acquisition to March 27, 2002, the date Nomura ceased to control Meridien.

In February and March 2002, Nomura sold certain PFG investments in the U.K. pub business totaling 5,400 pubs for ¥176,493 million. The sale of these businesses resulted in a realized gain on disposal of ¥116,324 million, net of transaction expenses.

As discussed in Note 1, Nomura restructured its interests in the PFG entities as of March 27, 2002. Total assets and liabilities of PFG entities at the time of the restructuring were ¥1,348,195 million and ¥1,629,215 million, respectively. Terra Firma assumed control of these investments, Nomura assuming the role of a passive investor. Nomura ceased consolidating the PFG entities at that time and began accounting for its interests in the Terra Firma investments at fair value in accordance with the accounting practices for broker-dealers and included this investment in Private equity investments in the consolidated balance sheets. This accounting treatment is effective only for periods on and after March 27, 2002. Thus, operating results for the year ended March 31, 2003 was not be directly comparable to prior years regarding the PFG entities.

Nomura recognized revenue amounting to ¥232,472 million through the deconsolidation of the PFG entities during the fiscal year ended March 31, 2002. This gain was as a result of the March 31, 2002 estimated fair value exceeding the carrying value of the investment. The carrying value was the cost of the investment less book losses incurred during the period of ownership. In other words, the 2002 gain is primarily the reversal of losses that had previously been consolidated. The fair value of the investments in the PFG entities was derived from their projected future cash flows discounted at their weighted average cost of capital and, in some cases, real estate property valuations received from independent valuation specialists as discussed in Note 1. As of March 31, 2003, the estimated aggregate fair value of its interests in Terra Firma investments was ¥265,742 million ($2,251 million).

The following summarized unaudited pro forma financial information assumes the acquisition of NAM shares during the year ended March 31, 2001 had occurred on April 1, 1999, the acquisition of NAM shares during the year ended March 31, 2002 had occurred on April 1, 2000, the acquisitions of the seven PFG businesses stated above had occurred on April 1, 1999, and the acquisition of Meridien had occurred on April 1, 2000.

	Year ended March 31
	2001	2002
	Millions of yen
Total revenue	¥1,697,352	¥1,873,805
Net income	30,632	159,316

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended March 31
	2001	2002
	Yen
Net income per share—basic	¥15.61	¥81.12
—diluted	15.61	80.75

The following table presents a reconciliation of reported net income and earnings per share (“EPS”) to the amounts adjusted for the exclusion of goodwill amortization and negative goodwill amortization. Goodwill is not deductible for tax purposes.

	Millions of yen, except per share amounts			Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2001	2002	2003	2003
Net income:
Net income, as reported	¥57,410	¥168,046	¥119,913	$1,016
Exclusion: Goodwill and Negative goodwill amortization	(1,212)	(2,380)	(109,799)	(930)

Net income, as adjusted	¥56,198	¥165,666	¥10,114	$86

Basic EPS:
Net income, as reported	¥29.25	¥85.57	¥61.26	$0.52
Exclusion: Goodwill and Negative goodwill amortization	(0.62)	(1.21)	(56.09)	(0.48)

Net income, as adjusted	¥28.63	¥84.36	¥5.17	$0.04

Diluted EPS:
Net income, as reported	¥29.25	¥85.32	¥61.26	$0.52
Exclusion: Goodwill and Negative goodwill amortization	(0.62)	(1.21)	(56.09)	(0.48)

Net income, as adjusted	¥28.63	¥84.11	¥5.17	$0.04

4.    Financial instruments:

Nomura enters into transactions in financial instruments including cash instruments and derivatives primarily for trading purposes and, where needed, non-trading activities.

Risk management—

Nomura is subject to various risks. These risks include market, credit, event, market liquidity, operational, system and legal risks. The process of managing those risks is an integral part of management’s responsibilities. Financial innovation in global business activities can lead to complex interactions among risks. Nomura recognizes the importance of identifying, evaluating, monitoring and managing its risk profile.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. Nomura is exposed to this type of risk primarily in connection with its trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment. This type of risk is reduced through diversification, effective credit analysis of counterparties, enforcement of credit limits by country and by counterparty, management of credit exposure through netting arrangements, and the maintenance of adequate collateral to secure the commitments of counterparties. Nomura also uses credit derivatives to reduce its exposure or hedge its credit risk with respect to issuers. Its regional credit officers monitor, on a daily basis, all credit risk and limits, and communicate credit information and concerns to its global risk management headquarters in Tokyo.

Nomura measures its credit risk to derivatives transaction counterparties as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through its global risk management unit in Tokyo.

Nomura enters into International Swaps and Derivatives Association, Inc. master agreements or equivalent agreements, called master netting agreements, with many of its derivative counterparties. Master netting agreements provide protection to reduce the risks of counterparty default and, in some cases, offset its consolidated balance sheet exposure with the same counterparty, which provides a more meaningful presentation of its balance sheet credit exposure.

In addition, to reduce default risk, Nomura requires collateral, principally cash or highly liquid bonds, including U.S. government securities and Japanese government securities, when necessary.

Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including those classified as Securities pledged as collateral, represented 15.8% and 18.1% of Nomura’s total assets as of March 31, 2002 and 2003, respectively.

Event Risk

Event risk refers to the potential loss in value that Nomura may suffer through unpredictable events that cause large unexpected market price moves. Event risk can be caused by changes in political or economic factors. For example, Nomura’s global risk management unit collects information on current developments in the political and economic situations in the emerging countries in which Nomura conducts business and report them to its senior management on a weekly basis. Nomura also monitors event risk associated with the possible failure of expected mergers and acquisitions and other corporate transactions with respect to which Nomura has made strategic investments in parties involved in these transactions.

Through its Merchant Banking activities, Nomura has significant exposure to private equity investments. By their nature, these assets are less liquid than other trading assets, and as a result, valuation is more uncertain. In addition, Nomura’s exposure is in some cases more concentrated than is the case for other trading assets. They also exhibit a high degree of asset-specific risk. Given these characteristics, a market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity investments, and therefore Nomura believes it is appropriate to characterize private equity risk as event risk.

Nomura has developed modeling techniques to help it quantify the scale of its private equity risk and to allow it to calibrate these risks to the same confidence level that Nomura applies to other trading activities. These techniques allow it to reflect the high levels of specific risk attached to private equity investments and the unusual statistical characteristics of early stage corporate finance portfolios.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Market liquidity Risk

Market liquidity risk refers to the additional risk that Nomura faces when it has large positions which cannot be disposed of in the course of normal market trading turnover. The longer Nomura is exposed to these large positions, the greater the risk it faces from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in “Liquidity and Capital Resources” (unaudited) under Item 5.B. of this annual report.

Operational Risk

Operational risk refers to the potential cost associated with criminal or other improper actions taken by Nomura’s executives and employees, or failure or malfunction of its system management, or the occurrence of external phenomena such as natural disasters. Due to the increased sophistication in security transactions and the outsourcing or systemization of its operations for efficiency purposes, reduction of operational risk has become increasingly essential. Nomura manages its operational risk primarily by periodic evaluation and enhancement as necessary of its internal controls.

System Risk

System risk is a type of operational risk. It is defined as risk in which Nomura suffers damages due to system defects, such as the shutdown or malfunction of computer systems. System risk also includes the risk that Nomura may suffer damages due to unauthorized uses of computers.

In order to deal with system risk, Nomura has internal regulations on information security management that set out its security policy. Nomura makes it a first priority to make these regulations well known and understood by its employees, including the importance of compliance. Also, users in Nomura and developers such as Nomura Research Institute cooperate in developing new systems since the early stage of the development, and Nomura aims to structure these systems that operate in line with its actual business operations. Users in Nomura participate in comprehensive tests at the time of releasing important systems. Nomura endeavors to mitigate system risk through appropriate inspections. Furthermore, for important systems, Nomura has a surveillance system which operates 24 hours a day, 365 days a year, and Nomura implements early inspection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where Nomura conducts business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. Nomura manages its legal risk primarily at the level of its regional operations. The Company has an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout the Nomura Group and enhancing its internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of the Executive Officers and non-executive Directors. In addition, for its Japanese securities operations, the Compliance Committee in Nomura Securities Co., Ltd., which consists of the President and Chief Executive Officer and some of the Executive Officers of Nomura Securities Co., Ltd., as well as two outside lawyers, considers major compliance matters. As part of its efforts to address legal risks for its global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Securities inventory and securities sold but not yet purchased

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are classified as Securities pledged as collateral of ¥2,964 billion and ¥3,360 billion ($28 billion) on the consolidated balance sheets at March 31, 2002 and 2003, respectively.

Securities inventory, including securities pledged as collateral, and securities sold but not yet purchased at March 31, 2002 and 2003 consist of trading securities at fair value classified as follows:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2002		2003		2003
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased
Stocks	¥1,239,066	¥756,420	¥1,078,981	¥900,933	$9,139	$7,630
Government and government agency bonds	2,800,983	1,389,674	3,840,167	2,260,809	32,524	19,148
Bank and corporation bonds	1,611,155	178,321	1,972,330	210,933	16,705	1,787
Commercial paper and certificates of deposit	68,171	—	34,012	—	288	—
Options and warrants	75,508	63,432	38,033	27,191	322	230
Mortgage and mortgage-backed securities	784,123	—	1,007,928	1,750	8,536	15
Beneficiary certificates and other	687,487	—	540,749	99	4,580	1

	¥7,266,493	¥2,387,847	¥8,512,200	¥3,401,715	$72,094	$28,811

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities financing transactions

Nomura enters into secured borrowing and lending transactions mainly to meet customers’ needs and finance trading inventory positions. The balance of receivables and payables under resale and repurchase agreements and securities borrowed and loaned transactions at March 31, 2002 and 2003 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Receivables under:
Resale agreements	¥2,885,585	¥4,224,229	$35,777
Securities borrowed transactions	3,794,416	4,378,941	37,088

Total	¥6,680,001	¥8,603,170	$72,865

Payables under:
Repurchase agreements	¥4,456,758	¥7,024,677	$59,496
Securities loaned transactions	3,788,734	3,927,458	33,264

Total	¥8,245,492	¥10,952,135	$92,760

Under these agreements and transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities.

In many cases, Nomura is permitted to use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The related balances at March 31, 2002 and 2003 are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2002	2003	2003
The fair value of securities received as collateral where Nomura is permitted to sell or repledge the securities	¥11,338	¥13,056	$111
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	8,589	9,729	82

In the normal course of business, Nomura enters into Gensaki transactions which involve selling securities to customers and repurchasing them from the customers on a specific future date at a specific price. As the Gensaki transactions are recorded as sales, the related securities and repurchase obligations are not reflected on the accompanying consolidated balance sheets. As of March 31, 2002 and 2003, securities sold under Gensaki agreements but not yet reacquired amounted to ¥151,860 million and ¥35,000 million ($296 million), respectively. The contractual repurchase value of the above Gensaki transactions at March 31, 2002 and 2003 approximated the market value of the securities at those dates.

In Japan, there is a market in which participants lend and borrow debt securities without collateral to/from financial institutions under agreements known as lending and borrowing debt securities contracts. Under these

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreements, Nomura lends and borrows debt securities without collateral. At March 31, 2002 and 2003, the aggregate contractual amounts of borrowing debt securities contracts without collateral were ¥815,999 million and ¥735,871 million ($6,232 million), respectively. There were no lending securities contracts without collateral at March 31, 2002 or 2003.

Nomura seeks to minimize the market and credit risks associated with its customer securities activities through various control policies and procedures, including continuous monitoring of market and customer exposures, hedging strategies, and requiring collateral or additional margin or reduced positions when necessary.

Financial instruments pledged without the right to sell or repledge as collateral

Securities and loans receivables from customers owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at March 31, 2002 and 2003, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Trading assets:
Stocks	¥4,429	¥3,531	$30
Government and government agency bonds	672,090	365,585	3,096
Bank and corporation bonds	487,119	1,032,807	8,747
Warrants	6,224	172	2
Mortgage and mortgage-backed securities	657,452	842,561	7,136

	¥1,827,314	¥2,244,656	$19,011

Loans receivables and Investments:
Loans receivable from customers	¥—	¥43,367	$367
Non-trading debt securities	117,543	50,483	428

	¥117,543	¥93,850	$795

Securitization—

Nomura utilizes special purpose entities principally for (but not limited to) the securitization of commercial and residential mortgage loans, and government and corporate bonds. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets.

As stated above, Nomura has historically used special purpose entities, or SPEs vehicles, as a conduit and has not generally retained a financial interest in the asset securitizations. In conduit transactions, Nomura serves as the administrator. Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by conduits is supported with sufficient collateral and other credit enhancements to receive at least an A-1 or P-1 rating. Nomura may obtain an interest in the financial assets in the future, which may include residual interests in the special purpose entities established to facilitate the securitization. Any such interests would be included in Securities inventory within Nomura’s balance sheet. Nomura records its securities inventory, including such interests, at fair value with any changes in fair value included in revenues.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2003, Nomura securitized ¥110,123 million ($933 million) of financial assets. In addition, Nomura received ¥44,842 million ($380 million) from securitization trusts and paid ¥37,669 million ($319 million) to securitization trusts. At March 31, 2003, Nomura held ¥4,719 million ($40 million) of retained interests in transferred assets.

Variable Interest Entities (VIEs)—

In January 2003, the FASB released FIN No. 46, which clarifies when an enterprise should consolidate an entity that meets the definition of a VIE. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN No. 46 requires that an enterprise shall consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. FIN No. 46 is effective immediately for newly created VIEs after January 31, 2003. The effective date for VIEs that existed before February 1, 2003 is July 1, 2003.

With respect to certain VIEs created before February 1, 2003, Nomura believes that it is reasonably possible that it will either be required to disclose additional information about such entities in which it holds a significant variable interest or of which it will be the primary beneficiary as of July 1, 2003. At March 31, 2003, in connection with its Global Wholesale business, the aggregate size of these entities in which Nomura’s interest is either significant or of which Nomura could be deemed to be the primary beneficiary was ¥818 billion ($7 billion), of which ¥271 billion ($2 billion) is already recorded on the consolidated balance sheet at that date. Nomura’s variable interests associated with these entities, primarily the Terra Firma investments, financial asset-backed securitizations, credit-linked notes, and collateralized debt and loan obligation entities, are ¥271 billion ($2 billion), which represents Nomura’s maximum exposure to loss at March 31, 2003. Nomura’s variable interests of ¥271 billion ($2 billion) are already recorded on the consolidated balance sheet at that date.

It is reasonably possible, that as a result of consolidating certain entities, that are not currently consolidated, FIN No. 46 could have a material impact on Nomura’s consolidated financial statements in the future, although adopting FIN No. 46 will not materially change Nomura’s economic exposure with respect to these entities. This is especially true for the Terra Firma investments; should Nomura conclude that FIN No. 46 applies to these investments and that either all, or some, require re-consolidation. (See Note 3 for the impact of de-consolidation in March 2002.)

Nomura purchases and sells interests in entities that may be deemed to be VIEs in its market-making capacity in the ordinary course of its Global Wholesale business. As a result of these activities, it is reasonably possible that such entities may be consolidated and deconsolidated at various points in time. Therefore, the variable interests referred to above may not be held by Nomura at March 31, 2004.

Derivatives utilized for trading purposes—

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These instruments involve, to varying degrees, off-balance sheet market and credit risk under which default by the counterparty and future changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments may ultimately result in cash settlements in excess of the amounts recognized on the consolidated balance sheets.

Nomura enters into various derivative financial instruments transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities. The Company’s U.S.-based indirect wholly-owned subsidiary, Nomura Derivative Products Inc. (“NDPI”), engages in the swap business. Counterparties to transactions executed with NDPI rely solely on the creditworthiness of NDPI and have no claims against the assets of any other Nomura group entities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot, and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts are considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency swap transactions. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are hedging offsetting financial instruments or securities positions of Nomura, the overall off-balance sheet risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” EITF Issue No. 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF Issue No. 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. The application of the FASB staff’s view did not materially affect Nomura’s consolidated financial statements for the year ended March 31, 2003.

The table below discloses the fair values at March 31, 2002 and 2003 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Trading Assets:
Foreign exchange forwards	¥23,589	¥16,558	$140
FRA(1) and other OTC(2) forwards	1,458	296	3
Swap agreements	175,009	410,912	3,480
Options other than securities options—purchased	93,210	75,651	641

Sub-total	293,266	503,417	4,264
Securities options—purchased(3)	31,009	37,704	319

Total	¥324,275	¥541,121	$4,583

Trading Liabilities:
Foreign exchange forwards	¥20,164	¥16,999	$144
FRA and other OTC forwards	1,108	8	0
Swap agreements	215,231	443,408	3,756
Options other than securities options—written	69,396	26,590	225

Sub-total	305,899	487,005	4,125
Securities options—written(3)	19,070	26,900	228

Total	¥324,969	¥513,905	$4,353

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gain on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt and equity instruments. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. Nomura manages its trading business by product groupings. The following table of net trading gains by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Merchant Banking-including units managing principal finance business and some other private equity business	¥12,916	¥(6,828)	¥2,779	$23
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	259,800	113,036	35,919	304
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	35,273	56,020	133,610	1,132

	¥307,989	¥162,228	¥172,308	$1,459

Non-trading activities—

Nomura’s non-trading activities consist primarily of investments in equity securities for Nomura’s operating purposes and derivatives for purposes other than trading. Non-trading assets and non-trading liabilities consist of accounts other than Trading assets and private equity investments, Trading liabilities and trading balances of bonds and notes issued contained in Long-term borrowings which are shown in Note 7.

Derivatives utilized for non-trading purposes

Nomura’s principal objective in utilizing derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed or floating rate interest payments on its debt obligations to floating rate or fixed payments. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated fair value of financial instruments—

Nomura’s financial instruments are recorded using several methods, including historical cost, amortized cost or fair value. Specific accounting policies for significant financial instruments are discussed in Note 1.

The estimated fair values of Nomura’s financial instruments are derived using quoted market prices, where available. Because no quoted market prices exist for a significant portion of Nomura’s financial instruments, the fair values of such instruments have been estimated using various valuation techniques that are influenced by numerous subjective assumptions, such as discount rates of future cash flows. It should be noted that different assumptions or estimation methodologies could significantly affect these estimates. Such estimates, therefore, may not be necessarily indicative of the net realizable or liquidation value of these instruments. In addition, the estimated fair values presented are calculated based on market conditions at a specific point in time and may not be reflective of future fair values.

Short-term financial assets and liabilities carried at amounts which approximate fair value include: cash and cash deposits, receivables from customers/other than customers, receivables under resale agreements and securities borrowed transactions, loans receivable from other than customers, time and other deposits received, payables to customers/other than customers and payables under repurchase agreements and securities loaned transactions. These financial instruments mature principally within one year and bear interest at rates that approximate market.

The estimated fair values of loans receivable from customers approximated carrying value. The estimated fair values of loans are determined based on loan characteristics. The fair value of fixed rate loans was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair values. For Nomura’s floating rate loans receivable, carrying value approximates fair value.

The following table presents financial instruments with carrying values that differ from their estimated fair values.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2002		2003		2003
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥1,755	¥1,784	¥1,955	¥1,979	$17	$17

Long-term borrowings

For certain bonds and notes issued by Nomura, Nomura enters into interest rate and currency swap contracts designated as hedges. The estimated fair values of the bonds and notes and related hedging instruments were estimated using quoted market prices where available or by discounting future cash flows.

With regard to commitments to extend credit, standby letters of credit and financial guarantees written, the fair values are not material.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen			Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Basic—
Income before cumulative effect of accounting change applicable to common stock	¥57,410	¥168,046	¥10,114	$86
Cumulative effect of accounting change applicable to common stock	—	—	109,799	930

Net income applicable to common stock	¥57,410	¥168,046	¥119,913	$1,016

Weighted average number of shares outstanding (in thousands)	1,962,937	1,963,881	1,957,316

Basic EPS:
Income before cumulative effect of accounting change	¥29.25	¥85.57	¥5.17	$0.04
Cumulative effect of accounting change	—	—	56.09	0.48

Net income	¥29.25	¥85.57	¥61.26	$0.52

Diluted—
Income before cumulative effect of accounting change applicable to common stock	¥57,410	¥168,324	¥10,114	$86
Cumulative effect of accounting change applicable to common stock	—	—	109,799	930

Net income applicable to common stock	¥57,410	¥168,324	¥119,913	$1,016

Weighted average number of shares outstanding used in diluted EPS computations (in thousands)	1,962,937	1,972,903	1,957,316

Diluted EPS:
Income before cumulative effect of accounting change	¥29.25	¥85.32	¥5.17	$0.04
Cumulative effect of accounting change	—	—	56.09	0.48

Net income	¥29.25	¥85.32	¥61.26	$0.52

At March 31, 2001, there were 9,022 thousand shares of potential common stock related to convertible bonds, which were considered antidilutive and thus were not included in the above calculations.

There were warrants to purchase 1,041 thousand shares of common stock at March 31, 2002, and warrants and options to purchase 3,230 thousand common shares, at March 31, 2003, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each fiscal year.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Receivables from and payables to customers and other:

Loans receivable from customers consist of loans for margin transactions and commercial loans. The former, which amounts to ¥82,152 million and ¥47,243 million ($400 million) at March 31, 2002 and 2003, respectively, is collateralized by customers’ securities and is also secured by customers’ deposits of securities. Commercial loans, which amount to ¥139,303 million and ¥210,011 million ($1,779 million) at March 31, 2002 and 2003, respectively, are provided by the lending operations of subsidiaries.

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Payables to customers/other than customers include funds received from customers/other than customers. Deposits received from customers of ¥157,724 million and ¥150,357 million ($1,273 million) are included in Payables to customers at March 31, 2002 and 2003, respectively.

Loans receivable from other than customers mainly consist of loans receivable from institutional counterparties in the money markets used for short-term financing.

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts for the years ended March 31, 2001, 2002 and 2003 are shown below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Balance at beginning of year	¥(15,181)	¥(26,529)	¥(18,410)	$(156)
Additions:
Charged to costs and expenses	(15,412)	(5,002)	—	—
Deductions:
Reversal of allowance for doubtful accounts	—	—	3,661	31
Charge-offs	4,608	6,078	650	6
Other:
Contribution of PFG entities	—	8,461	—	—
Other—net	(544)	(1,418)	(1,060)	(9)

Balance at end of year	¥(26,529)	¥(18,410)	¥(15,159)	$(128)

7.    Borrowings:

Borrowings of Nomura at March 31, 2002 and 2003 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Short-term borrowings:
Bank loans	¥238,291	¥85,460	$724
Loans from financial institutions other than banks	845,093	846,924	7,173
Commercial paper	388,000	251,151	2,127
Current portion of long-term borrowings	218,120	313,933	2,659

Total	¥1,689,504	¥1,497,468	$12,683

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Long-term borrowings:
Long-term bank loans	¥380,313	¥492,020	$4,167
Funding balances of bonds and notes issued:
Fixed-rate obligations:	413,484	503,874	4,267
Japanese yen denominated(1)	413,484	503,874	4,267
Variable-rate obligations:	46,460	45,319	384
Japanese yen denominated	33,131	33,826	287
Non-Japanese yen denominated	13,329	11,493	97
Medium-term notes:	955,570	1,040,278	8,811
Japanese yen denominated	718,094	791,245	6,702
Non-Japanese yen denominated	237,476	249,033	2,109

	1,415,514	1,589,471	13,462
Trading balances of bonds and notes issued	177,147	187,879	1,592

	1,972,974	2,269,370	19,221
Less-Portion due within one year	218,120	313,933	2,659

Total	¥1,754,854	¥1,955,437	$16,562

(1)	Convertible bonds and warrants included in “Fixed-rate obligations: Japanese yen denominated” are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
1.4% convertible at ¥4,308.60 per share—due 2003	¥28,641	¥—	$—
1.01% warrant at ¥2,305.00 per share—due 2005	2,631	2,631	22

At March 31, 2003, fixed-rate obligations are due between 2004 and 2014 at interest rates ranging from 0.40% to 4.15%. Variable-rate obligations, which are generally based on LIBOR, are due between 2004 and 2015 at interest rates ranging from 0.12% to 2.08%. Medium-term notes are due between 2004 and 2033 at interest rates ranging from 0.0% to 10.56%.

Bond agreements for convertible yen bonds issued by the Company stipulate, among other things, that, at the option of the Company, the bonds are redeemable in whole or in part at specified prices or they may be repurchased.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the holder at specified dates prior to maturity.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued by subsidiaries are effectively converted to LIBOR-based floating rate obligations through such swap agreements.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, at March 31, 2002 and 2003 were as follows:

	March 31
	2002	2003
Short-term borrowings	0.49%	0.39%
Long-term borrowings	2.43%	0.43%
Fixed-rate obligations	1.55%	0.62%
Variable-rate obligations	1.02%	0.64%
Medium-term notes	3.55%	0.23%

Trading balances

These balances represent bonds and notes issued by special purpose entities. These bonds and notes were not issued for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of such bonds and notes to investors. Such bonds and notes are secured by or referenced to certain assets held by the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets. These assets are included in the consolidated balance sheets as Securities inventory.

The aggregate annual maturities of long-term borrowings as of March 31, 2003 consist of the following:

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2004	¥313,933	$2,659
2005	220,113	1,864
2006	213,025	1,804
2007	176,283	1,493
2008	224,411	1,901
2009 and thereafter	1,121,605	9,500

	¥2,269,370	$19,221

Borrowing facilities

At March 31, 2002 and 2003, Nomura had unused committed lines of credit amounting to ¥904,491 million and ¥921,385 million ($7,804 million), respectively.

8.    Assets pledged:

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. At March 31, 2002 and 2003, the carrying value of assets pledged, except for those disclosed in Note 4, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Trading securities	¥776,595	¥773,267	$6,549
Non-trading debt securities	13,203	—	—
Land and buildings	8,656	8,606	73

	¥798,454	¥781,873	$6,622

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets in the above table were mainly pledged to financial institutions for loan payable and derivative transactions.

In addition, Nomura repledged ¥335,511 million and ¥168,472 million ($1,427 million) of securities borrowed at March 31, 2002 and 2003 as collateral for bank loans and other loans.

9.    Lump-sum severance indemnities, pension plans and postretirement health care plans:

Employees of the Company and subsidiaries in Japan (“the Japanese entities”) who terminate employment are usually entitled to lump-sum severance indemnities or pension payments, as described below.

The unfunded retirement plans generally provide lump-sum severance indemnities for employees in the Japanese entities with at least two years of service calculated by a formula based upon position, years of service and reason of retirement according to office regulations. The amounts of lump-sum severance indemnities under the unfunded retirement plans are subject to certain deductions based on benefits payable under the pension plans described below.

Some Japanese entities also have non-contributory defined benefit pension plans which provide annuity payments subsequent to retirement or lump-sum payments at the time of retirement for employees who retire at or after the age of 53 with at least 20 years of service or for survivors according to office regulations. The annuity is payable commencing at the age of 60 and is guaranteed for 15 years or for life, whichever is longer. Lump-sum payments are also provided to employees with at least 20 years of service. The annuity or lump-sum payments are calculated using a formula based upon position, years of service and reason of retirement.

In addition to the plans above, the Company and Nomura Securities Co., Ltd. adopted defined contribution pension plans in December 2001. Other Japanese entities started defined contribution pension plans in April 2002 and December 2002.

PFG entities operate a number of defined benefit and defined contribution plans throughout the world, which are financed according to local practice. The majority of PFG entities’ defined benefit pension benefits are provided for its employees and former employees in the UK, Norway, Sweden and Germany. In addition, retirement indemnities are provided for employees in France. Pension benefits provided for other overseas participants are, in general, either government-provided or defined contribution. Because of the restructuring of PFG as of March 27, 2002 as described in Note 1, there are no pension obligations related to the PFG entities’ plans on the consolidated balance sheets at March 31, 2002 and 2003.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the status of certain Japanese entities’ unfunded retirement plans and defined benefit pension plans and the amounts recorded in the consolidated balance sheets for the year ended March 31, 2002 and 2003:

Japanese plans—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2003
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥(178,659)	¥(185,410)	$(1,570)
Service cost	(7,109)	(7,270)	(61)
Interest cost	(4,255)	(4,241)	(36)
Actuarial gains and losses	(3,051)	(9,842)	(83)
Acquisition and other	(7)	(64)	(1)
Benefits paid	7,671	8,780	74

Benefit obligation at end of year	(185,410)	(198,047)	(1,677)

Change in plan assets:
Fair value of plan assets at beginning of year	117,029	111,080	941
Actual return on plan assets	(6,154)	(13,512)	(114)
Employer contribution	5,525	5,474	46
Benefits paid	(5,320)	(6,063)	(52)

Fair value of plan assets at end of year	111,080	96,979	821

Funded status	(74,330)	(101,068)	(856)
Unrecognized net assets at transition	(841)	(417)	(4)
Unrecognized net actuarial loss	66,781	89,323	757
Unrecognized prior service cost	1,189	833	7

Net accrued pension liabilities	(7,201)	(11,329)	(96)

Intangible asset	(2,710)	(1,595)	(14)
Minimum pension liability adjustment	(46,198)	(68,168)	(577)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(56,109)	¥(81,092)	$(687)

The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds the plan assets. This liability has been recorded as accrued pension and severance costs with an offsetting intangible asset. Because the asset recognized may not exceed the amount of unrecognized prior service cost and transition obligation, the amount of the intangible asset recognized in excess of the amount of unrecognized prior service cost and transition obligation, net of tax benefits, is reported as a separate reduction of shareholders’ equity at March 31, 2002 and 2003, respectively.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate benefit obligation of Japanese plans for those plans where the accumulated benefit obligation exceeded the fair value of plan assets at March 31, 2002 and 2003 was as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Accumulated benefit obligation	¥167,188	¥178,071	$1,508

Assets of the plans are administered by several independent financial institutions and are invested principally in fixed income and equity securities. Certain Japanese entities’ policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members.

The weighted-average assumptions at the latest actuarial valuation date used in determining the present values of the projected benefit obligation as of that date were as follows:

Japanese plans—

	Year ended March 31
	2002	2003
Discount rate	2.3%	2.0%
Rate of increase in compensation levels	4.1%	4.0%
Expected long-term rate of return on plan assets	2.6%	2.6%

The net pension and severance costs of the benefit plans for the years ended March 31, 2001, 2002 and 2003 included the following components:

Japanese plans—

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Service cost	¥8,176	¥7,109	¥7,270	$62
Interest cost	4,229	4,255	4,241	36
Expected return on plan assets	(5,026)	(3,111)	(2,910)	(25)
Amortization of net transition assets	(424)	(424)	(424)	(4)
Amortization of net actuarial losses	1,061	3,044	3,722	32
Amortization of prior service cost	356	356	356	3

Net periodic pension and severance costs	¥8,372	¥11,229	¥12,255	$104

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PFG entities’ plans—

	Millions of yen
	Year ended March 31
	2001	2002
Service cost	¥1,686	¥2,163
Interest cost	7,755	7,293
Expected return on plan assets	(9,952)	(8,816)
Amortization of prior service cost	—	(55)
Amortization of net actuarial gain	(8)	—

Net periodic pension costs	¥(519)	¥585

Curtailment/settlement gain	¥(174)	¥(390)

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Japanese entities contributed ¥176 million and ¥724 million ($6 million) to the defined contribution pension plans for the years ended March 31, 2002 and 2003, respectively.

Substantially all employees of the Japanese entities were covered under an industry-wide multi-employer non-contributory welfare pension plan, which is administered by the Japan Securities Dealers Employees Pension Fund (JSDE Fund) in coordination with the contributory governmental welfare pension plan. Most of the Japanese entities withdrew from the JSDE Fund at the end of August 2001, and paid a special withdrawal charge of ¥18,892 million that was charged to income in September 2001.

Additionally, the Company and certain subsidiaries provide certain health care benefits to both active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”), and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in this Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is administered together with NSHIS and the funded status of this Special Plan is not computed separately since the plan is jointly administered by NSHIS and the national government and, therefore, it is a multi-employer post-retirement plan. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. As multi-employer plans, the net postretirement benefit cost for the year is equivalent to the required contribution for the period.

Amounts charged to expenses and contributed to these plans were ¥6,570 million, ¥5,421 million and ¥4,087 million ($35 million) for the years ended March 31, 2001, 2002 and 2003, respectively.

Substantially all overseas subsidiaries, excluding PFG entities, have various local defined contribution pension plans or defined benefit plans covering certain employees. The contributions to the defined contribution pension plans, which are charged to income, are ¥2,086 million, ¥2,631 million and ¥2,407 million ($20 million) for the years ended March 31, 2001, 2002 and 2003, respectively. The contribution to the defined benefit pension plans is not material. “An additional minimum liability” amounting to ¥5,490 million ($46 million) has been recognized for one of the defined benefit pension plans in which the accumulated benefit obligation exceeds the plan assets at March 31, 2003.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Stock-based compensation plans:

At March 31, 2003, the Company has two stock-based compensation plans (“Stock Option Plans”). One commenced in August 2000 and the other commenced in August 2002. In August 2000, upon the issuance of unsecured bonds with detachable warrants, the Company purchased all of the detachable warrants and delivered 2,619 warrants for the acquisition of 1.1 million shares to directors, statutory auditors and certain employees as stock options. The warrants vested 6 months after the date of grant. In August 2002, the Company granted 2,227 stock acquisition rights as stock options for the acquisition of 2.2 million shares to directors, statutory auditors, and certain employees. The options vest two years after the date of grant.

The activity related to these Stock Option Plans for the years ended March 31, 2001, 2002 and 2003 are summarized below:

	Options outstanding	Weighted average exercise price	Weighted average remaining life (years)
Outstanding at March 31, 2000	—	—	—
Granted	1,136,225	¥2,305
Exercised	—	—
Repurchased	(2,603)	2,305
Outstanding at March 31, 2001	1,133,622	2,305	3.4
Granted	—	—
Exercised	(2,603)	2,305
Repurchased	(89,805)	2,305
Outstanding at March 31, 2002	1,041,214	2,305	2.4
Granted	2,227,000	1,807
Exercised	—	—
Repurchased	(37,744)	2,305
Outstanding at March 31, 2003	3,230,470	1,962	4.8

At March 31, 2001, 2002, and 2003, options exercisable were 1,133,622, 1,041,214, and 1,003,470, respectively.

The following table details the distribution of stock options at March 31, 2003:

	Options outstanding			Options exercisable
Exercise prices	Options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Options exercisable	Weighted-average exercise price
¥ 2,305	1,003,470	¥2,305	1.4	1,003,470	¥2,305
¥ 1,807	2,227,000	¥1,807	6.3	—	¥—

Total	3,230,470	¥1,962	4.8	1,003,470	¥2,305

Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS 123. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123.” SFAS No. 148 permits three alternative methods of transition for voluntary change to the fair value-based method of accounting for employee stock-based compensation. The prospective method applies the fair value-based method for stock-based compensation from the first fiscal year of first adoption, the modified prospective method, which recognizes stock-based compensation cost from the first fiscal year of adoption assuming that the fair value based method had been adopted for all stock-based compensation,

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and the retroactive restatement method which restates for all periods from the original effective date of SFAS No. 123. The transition guidance and annual disclosure provision of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.

Under the modified prospective method of SFAS 148, compensation cost recognition provisions of SFAS 123 have been applied from its original effective date. Results for prior years have not been restated. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Millions of yen, except per share amounts			Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2001	2002	2003	2003
Net income, as reported	¥57,410	¥168,046	¥119,913	$1,016
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	109	—	349	3

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(883)	—	(349)	(3)

Pro forma net income	¥56,636	¥168,046	¥119,913	$1,016

Earnings per share:
Basic, as reported	¥29.25	¥85.57	¥61.26	$0.52
Basic, pro forma	¥28.85	¥85.57	¥61.26	$0.52

Diluted, as reported	¥29.25	¥85.32	¥61.26	$0.52
Diluted, pro forma	¥28.85	¥85.32	¥61.26	$0.52

The fair value of options granted during the years ended March 31, 2001 and 2003 was ¥777 and ¥451($4) per share, respectively, at the grant date. Fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	Year ended March 31
	2001	2003
Expected dividend yield	0.63%	0.99%
Expected volatility	45.70%	43.72%
Risk-free interest rate	1.11%	0.73%
Expected lives	4 years	7 years

Subsequent event

The Company will issue additional stock acquisition rights as stock options (sinkabu-yoyaku-ken) as incentives for the directors, executive officers and employees of the Company and its subsidiaries to maintain high levels of performance and to recruit talented human resources. Issuance of stock acquisition rights as stock options (shinkabu-yoyaku-ken) without receipt of consideration in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan was approved at the annual meeting of shareholders held on June 26, 2003. Pursuant to the approval, the Company will introduce the following two additional types of stock option plans,

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the “Stock Option A plan” and “Stock Option B plan”. According to the Stock Option A plan, the Company will grant up to 2,500 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price will be the amount that is equal to 1.05 times the higher of either the average of the daily closing prices of the common stock of the Company in regular trading at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights, or the closing price on the issue date. According to the Stock Option B plan, the Company will grant up to 2,500 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be 1 yen per share.

11.    Income taxes:

The components of income tax expense reflected in the consolidated income statements are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Current:
Domestic	¥39,983	¥36,539	¥21,570	$183
Foreign	13,710	25,359	3,949	33

	53,693	61,898	25,519	216

Deferred:
Domestic	36,021	(72,650)	22,367	189
Foreign	9,048	15,678	(10,591)	(89)

	45,069	(56,972)	11,776	100

Total	¥98,762	¥4,926	¥37,295	$316

The Company and subsidiaries in Japan were subject to a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2001 and 2002.

From the year ended March 31, 2003, the Company and its wholly-owned domestic subsidiaries adopted the consolidated tax return system. In addition to the basic corporate tax rate, a 2% surtax will be imposed until the year ending March 31, 2004. As a result, the normal effective statutory tax rate was approximately 44% for the year ended March 31, 2003.

New Japanese tax legislation was issued in March 2003, reducing the standard enterprise tax rate and creating new taxes on capital and certain expenses defined in the law, which will be effective on April 1, 2004 for the Company and its domestic subsidiaries. This legislation will reduce the domestic effective statutory tax rate to approximately 40%. The lower future effective tax rate decreased existing deferred tax assets, resulting in increasing Income tax expense—Deferred by ¥7,935 million ($67 million) for the year ended March 31, 2003.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the consolidated income statements to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2001	2002	2003
Normal effective statutory tax rate	42.0%	42.0%	44.0%
Impact of:
Change in deferred tax valuation allowance	19.4	19.5	12.4
Non-deductible expenses	8.2	1.9	6.6
Dividends from subsidiaries	0.1	1.3	2.1
Amortization of negative goodwill	(3.5)	(3.2)	—
Contribution of PFG entities	—	(25.4)	—
Non-taxable revenue	(2.4)	(2.4)	(6.0)
Loss on sale/impairment of investments in subsidiaries and affiliates	(0.4)	(18.2)	—
Tax effect of undistributed earnings of foreign subsidiaries	(0.1)	(0.4)	(7.6)
Different tax rate applicable to income (loss) of foreign subsidiaries	2.7	(14.0)	10.3
Effect of revision of future statutory tax rates	—	—	15.5
Others	(2.8)	1.7	1.4

Effective tax rate	63.2%	2.8%	78.7%

The net deferred tax assets of ¥132,808 million and ¥112,313 million ($951 million) included in the consolidated balance sheets at March 31, 2002 and 2003, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥24,816 million and ¥4,367 million ($37 million) included in Other liabilities—Other in the consolidated balance sheets at March 31, 2002 and 2003, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Deferred tax assets
Depreciation and amortization	¥9,107	¥12,335	$104
Valuation of securities and derivatives	99,250	72,058	610
Accrued expenses and provisions	20,234	28,051	238
Operating losses	174,178	131,504	1,114
Accrued severance and pension costs	31,552	38,267	324
Valuation of office buildings and land	14,847	13,908	118
Others	24,848	15,894	135

Gross deferred tax assets	374,016	312,017	2,643
Less — Valuation allowance	(129,153)	(127,747)	(1,082)

Total deferred tax assets	244,863	184,270	1,561

Deferred tax liabilities
Valuation of securities and derivatives	97,551	56,914	482
Undistributed earnings of foreign subsidiaries	5,318	12,982	110
Others	34,002	6,428	55

Total deferred tax liabilities	136,871	76,324	647

Net deferred tax assets	¥107,992	¥107,946	$914

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries management of the Company believes that it is more likely than not that these deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets for the years ended March 31, 2001, 2002 and 2003 are shown below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Balance at beginning of year	¥62,684	¥176,837	¥129,153	$1,094
Net change during the year	114,153	(47,684)	(1,406)	(12)

Balance at end of year	¥176,837	¥129,153	¥127,747	$1,082

At March 31, 2003, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥49,607 million ($420 million).

At March 31, 2003, Nomura has net operating loss carryforwards, for income tax purposes, of ¥430,612 million ($3,647 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥50,948 million ($431 million), which can be carried forward indefinitely, expire as follows: 2004 through

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008—¥136,117 million ($1,153 million), 2009 and thereafter—¥243,547 million ($2,063 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

12.    Common stock, legal reserve and retained earnings:

In accordance with the provisions of the Commercial Code of Japan, conversions of convertible debt into common stock are accounted for by crediting more than one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The balance of retained earnings at March 31, 2002 and 2003 includes statutory legal reserves required under the Japanese Commercial Code and Japanese Securities and Exchange Law that restricts the payments of dividends under the Commercial Code to shareholders as of March 31, 2003. At March 31, 2003, ¥950,662 million ($8,052 million) of statutory retained earnings of the Company is not subject to this restriction, which was based on the amount recorded in the Company’s statutory books of account maintained in accordance with accounting principles and practices prevailing in Japan. The US GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the statutory books of account have no effect on the determination of retained earnings restricted for dividends under the Commercial Code.

Retained earnings includes Nomura’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥3,497 million ($30 million) at March 31, 2003.

Dividends declared on common stock were ¥17.5 per share for the year ended March 31, 2001, and ¥15.0 ($0.13) per share for the years ended March 31, 2002 and 2003, respectively.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2002, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥250 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ended March 31, 2003.

Under the repurchase program pursuant to Article 210 of the Commercial Code of Japan, the Company repurchased, as of March 31, 2003, 22 million shares of common stock at a cost of ¥29,290 million ($248 million). In addition, common stock held in treasury includes shares acquired from investors holding shares less than one standard trading unit. Common stock held in treasury also includes 755 thousand shares, or ¥1,531 million ($13 million), held by affiliated companies at March 31, 2003.

Subsequent events

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2003, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥150 billion ($1.3 billion), (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ending March 31, 2004.

The appropriation of retained earnings with respect to the year ended March 31, 2003, which has been incorporated in the accompanying consolidated financial statements, was approved at the annual meeting of shareholders held on June 26, 2003 and has been recorded in the statutory books of account in accordance with the Commercial Code after shareholders’ approval.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Regulatory requirements and dividend limitation:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2002 and 2003, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2002, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥344,442 million as a substitute for cash. At March 31, 2003, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥163,544 million ($1,385 million) and equities with a market value of ¥55,298 million ($468 million), which were either included in Securities inventory on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer with the Securities and Exchange Commission (the “SEC”) and is subject to the SEC’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of 2% of aggregate debit items arising from customers transactions, or 4% of funds required to be segregated for customers’ regulated commodity accounts. At March 31, 2002 and 2003, the subsidiary’s U.S. Government, agencies’ securities, and beneficiary certificates with a market value of ¥24,112 million and ¥26,803 million ($227 million), respectively, were segregated for regulatory purposes. A subsidiary in the United Kingdom, a registered securities and futures firm, is subject to the capital requirements of The Financial Services Authority of the United Kingdom. Certain other subsidiaries, including a banking subsidiary, are subject to various regulatory requirements that may limit cash dividends and advances to Nomura and that establish minimum capital requirements. At March 31, 2002 and 2003, these subsidiaries were in compliance with all applicable regulatory capital adequacy requirements.

14.    Investments in and transactions with affiliated companies:

Entities comprising a material portion of Nomura’s investments in affiliated companies or having a material impact on Nomura’s financial condition and results of operations include JAFCO Co., Ltd., Nomura Research Institute, Ltd., Nomura Land and Building Co., Ltd. and Nomura Finance Co., Ltd.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Prior to the fiscal year ended March 31, 2000, the Company had directly held 3.6% of the outstanding share capital of JAFCO. In February 2000, the Company acquired an additional 3.9% equity interest in JAFCO for ¥67,399 million at quoted market prices. In March 2000, the Company indirectly acquired an additional 4.8% equity interest in JAFCO through acquiring Nomura Asset Management Co., Ltd, (“NAM”), see Note 3. In February 2001, the Company acquired an additional 8.9% equity interest in JAFCO for ¥54,395 million at quoted market prices. As a result of these acquisitions, Nomura held 21.1% of the outstanding share capital at March 31, 2001 and adopted the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, the Company acquired an additional 0.6% equity interest in JAFCO for a cash consideration of ¥2,122 million at quoted market prices. The unamortized balance of excess of the cost of the investments in affiliated company

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

over JAFCO’s equity in the net assets at the dates of acquisition amounted to ¥36,356 million at March 31, 2002, and was being amortized over a 10 year period. During the year ended March 31, 2003, the Company acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd. The unamortized balance of equity method goodwill arising from JAFCO was ¥22,184 million ($188 million) at March 31, 2003.

The valuation of Nomura’s investment in JAFCO has declined significantly. The Japanese and global capital markets have slowed, limiting opportunities for financing activities and raising equity capital through initial public offerings. Nomura recorded impairment losses of ¥92,441 million and ¥21,165 million ($179 million) related to the write-down of its investment in JAFCO for the years ended March 31, 2002 and 2003, respectively, because these losses in value of the investment were other than temporary decline. The losses were included in Non-interest expenses—Other on the accompanying consolidated income statements.

Nomura Research Institute, Ltd. (“NRI”)—

NRI undertakes domestic and overseas economic research and also develops and maintains computer networks. One of the major customers of NRI is Nomura. Prior to the fiscal year ended March 31, 2000, the Company had directly held 5.0% of the outstanding share capital of NRI. In March 2000, the Company indirectly acquired an additional 20.2% equity interest in NRI through acquiring NAM (see Note 3). As a result, Nomura held 25.2% of the outstanding share capital since March 31, 2000 and adopted the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties at a price of ¥11,000 per share. Nomura recognized a pretax gain of ¥3,504 million, due to the offering price exceeding Nomura’s carrying value per share, for the year ended March 31, 2002. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%. The unamortized balance of excess of the cost of the investments in affiliated company over NRI’s equity in the net assets at the dates of acquisition amounted to ¥10,284 million at March 31, 2002, and was being amortized over a 10 year period.

During the year ended March 31, 2003, the Company acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd. The unamortized balance of equity method goodwill arising from NRI was ¥13,059 million ($111 million) at March 31, 2003.

Nomura Land and Building Co., Ltd. (“NLB”)—

NLB owns a substantial portion of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 15. Prior to the fiscal year ended March 31, 2000, the Company had directly held 5.0% of the outstanding share capital of NLB. In March 2000, the Company indirectly acquired an additional 19.9% equity interest in NLB through acquiring NAM (see Note 3). As a result, Nomura held 24.9% of the outstanding share capital since March 31, 2000 and adopted the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, the Company acquired an additional 4.4% equity interest in NLB from a financial institution for cash consideration of ¥102 million ($1 million). The excess of the cost of the investments in NLB over Nomura’s equity in NLB’s net assets is immaterial.

Nomura Finance Co., Ltd. (“NFC”)—

The Company and NAM, a consolidated subsidiary, had held 14.8% of the outstanding share capital of NFC. NFC’s primary business was that of providing various types of collateralized loans to individuals and

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

companies. The Company used the equity method of accounting for NFC, because the Company considered that it had the ability to exercise influence over the operation of NFC.

In March 1999, Nomura announced its decision to provide financial assistance to NFC in its decisive restructuring plan and to solve NFC’s non-performing loan problem. In connection with such financial assistance, Nomura recorded a special provision of ¥348,000 million for financial assistance to NFC, in the consolidated financial statements for the year ended March 31, 1999. Under the plan, the financial assistance was undertaken in the form of cash transfer, of ¥272,800 million and ¥59,000 million for the years ended March 31, 2000 and 2001, respectively. Nomura recognized through the recording of the provision its participation in the losses of NFC, at the time such loss occurred.

On December 4, 2000, the Company and NAM sold their shares of NFC to LSF Nikkei Holding, Ltd. As a consequence of this transaction, Nomura recognized a gain on the sale of the NFC share of ¥3,452 million, and reversed the remained provision for financial assistance of ¥16,200 million, which were included in Non-interest expenses—Other in the consolidated income statement for the year ended March 31, 2001.

A summary of balances and transactions with these affiliated companies, except for the lease transactions with NLB, which are disclosed in Note 15, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Investments in affiliated companies	¥124,513	¥124,464	$1,054
Advances to affiliated companies	132,577	99,506	843

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Revenues	¥4,217	¥8,214	¥3,592	$30
Non-interest expenses	23,323	24,995	27,242	231
Purchase of software and tangible assets	34,527	26,013	27,946	237

Advances to affiliated companies consist mainly of loans to NLB, which amount to ¥132,550 million and ¥99,500 million ($843 million), at March 31, 2002 and 2003, respectively. The interest rates of the long-term loans vary from 1.00% to 1.63% per annum, and the repayment dates will be between 2005 and 2007.

On March 31, 2001, the Company cancelled its leasehold agreement in relation to a training center building and incidental facilities used by Nomura. A penalty payment of ¥6,875 million was paid to NLB and charged to income for the year ended March 31, 2001.

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Carrying amount	¥121,843	¥112,410	$952
Market value	279,284	129,111	1,094

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2001, 2002, and 2003 were ¥277 million, ¥391 million and ¥504 million ($4 million), respectively.

15.    Commitments, contingencies and guarantees:

Credit commitments—

In the normal course of its subsidiaries’ banking/financing activities, Nomura enters into contractual commitments to extend credit, and underwriting commitments, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into an agreement with a customer under which Nomura has committed to underwrite notes that may be issued by the customer. The outstanding commitment under this agreement is included in Commitments to extend credit and note issuance facility.

Contractual amounts of these commitments at March 31, 2002 and 2003 were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2002	2003	2003
Commitments to extend credit and note issuance facility	¥138,599	¥218,862	$1,854

At March 31, 2003, these commitments had the following expirations:

	Millions of yen
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Commitments to extend credit and note issuance facility	¥218,862	¥44,663	¥129,779	¥1,082	¥43,338

	Translation into millions of U.S. dollars
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Commitments to extend credit and note issuance facility	$1,854	$379	$1,099	$9	$367

The contractual amounts of these commitments represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments—

At March 31, 2003, Nomura has commitments to enter into resale and repurchase agreements of ¥1,957 billion ($ 17 billion) and ¥3,514 billion ($30 billion), respectively.

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura has ¥28 billion ($0.2 billion) of investment commitments in connection with its private equity and other merchant banking activities at March 31, 2003.

Leases—

Leases as lessee

Nomura leases its office space and certain employees’ residential facilities in Japan under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses for the years ended March 31, 2001, 2002 and 2003 were ¥46,081 million, ¥41,379 million and ¥40,678 million ($345 million), respectively. A substantial portion of such rentals was paid to NLB, an affiliated company.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2001	2002	2003	2003
Lease deposits	¥75,285	¥55,744	¥52,448	$444
Rent paid during the year	29,778	24,556	22,203	188

Presented below is a schedule of minimum future rentals under operating leases with initial or remaining terms exceeding one year:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2003
2004	¥5,344	$45
2005	4,630	39
2006	3,694	31
2007	3,223	28
2008	3,448	29
2009 and thereafter	13,930	118

Total minimum lease payments	34,269	290
Sub lease income	3,492	29

Net minimum lease payments	¥30,777	$261

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility, and tax increases.

Guarantees—

In November 2002, the FASB issued FIN No. 45. FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions are effective with Nomura’s year ended March 31, 2003.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN No. 45 definition of guarantees. FIN No. 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN No. 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura does not monitor its risk exposure to such derivative contracts based on notional amounts, rather Nomura manages its risk exposure on a fair value basis. Overall risk limits have been established and the extent of risk exposure is routinely monitored against these limits. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2003:

	Millions of yen
		Maximum Potential Payout/Notional
	Carrying value		Years to Maturity
		Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Derivative contracts	¥193,140	¥6,898,950	¥2,327,488	¥2,262,152	¥1,327,068	¥982,242
Standby letters of credit and other guarantees(1)	¥11	¥49,449	¥49,209	—	—	¥240

(1)	Collateral held in connection with standby letters of credit and other guarantees was ¥255 million ($2 million) as of March 31, 2003.

	Translation into million of U.S. dollars
		Maximum Potential Payout/Notional
	Carrying value		Years to Maturity
		Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Derivative contracts	$1,636	$58,431	$19,713	$19,159	$11,240	$8,319
Standby letters of credit and other guarantees	$0	$419	$417	—	—	$2

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation—

In the normal course of its business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the financial statements.

September 11—

On September 11, 2001 terrorist attacks took place in New York City and Washington, D.C. The attack in New York City caused the destruction of the World Trade Center and also damaged buildings in the surrounding area, including the World Financial Center, the headquarters of Nomura’s North American operations. Its approximately 850 employees who work in the World Financial Center were relocated to its contingency sites, whereby operations were restored and maintained until its reoccupation of its restored facilities in the World Financial Center in March 2002.

Nomura recorded a non-recurring charge related to the events of September 11. This charge included costs associated with writing-off the destroyed and damaged property, costs incurred to clean and restore its office facilities and costs incurred to maintain the World Financial Center facility while it was unoccupied. Costs associated with operating the contingency sites are included in Occupancy and related depreciation in the consolidated income statements. Additionally, Nomura purchased replacement equipment that has been capitalized and will be depreciated over its future economic life, resulting in increased future depreciation expense.

Nomura has received a total of ¥5,311 million ($45 million) of insurance recoveries by March 31, 2003. The final insurance settlement was completed and no more recoveries will be received going forward. The net effect to the consolidated financial statements was immaterial.

16.    Segment information:

Operating segments—

Nomura reports its results in three distinct core segments: Domestic Retail, Global Wholesale, and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow US GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under US GAAP is included in net income, is excluded from segment information.

•	Investments in the PFG entities and other private equity investee companies are treated as private equity positions for management reporting purposes, as management views these entities not as operating subsidiaries but as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Wholesale. For the years ended March 31, 2001, 2002 (PFG entities only through March 27, 2002) and 2003, these investments were not shown at fair value, but were consolidated at historical cost under US GAAP. The impact of consolidating the PFG entities and other private equity investee companies, and the impact of deconsolidating PFG on March 27, 2002, including the elimination impact under US GAAP, is excluded from the segment information and described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Nomura introduced certain methodologies to allocate Headquarters expenses to the three business segments effective April 1, 2002. Several global Headquarters accounts were created and Nomura allocated expenses from these accounts to business segments according to benefits received by each business segment. This allocation of Headquarters expenses was made to improve segment reporting and includes items not previously allocated. Had Nomura not applied the current allocation methodologies for the year ended March 31, 2003, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥42,758 million ($362 million), ¥99,734 million ($845 million) and ¥3,883 million ($33 million), respectively.

Business segments’ results for the years ended March 31, 2001, 2002 and 2003 are shown in the following table. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2001
Non-interest revenue	¥260,193	¥487,644	¥58,237	¥(5,036)	¥801,038
Net interest revenue	6,236	(24,839)	1,810	21,510	4,717

Net revenue	266,429	462,805	60,047	16,474	805,755
Non-interest expenses	215,638	210,062	39,537	76,929	542,166

Income (loss) before income taxes	¥50,791	¥252,743	¥20,510	¥(60,455)	¥263,589

Year ended March 31, 2002
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243

Net revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299

Income (loss) before income taxes	¥20,484	¥191,278	¥10,176	¥(143,397)	¥78,541

Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

	Translation into millions of U.S. dollars
Year ended March 31, 2003
Non-interest revenue	$2,091	$1,666	$295	$(25)	$4,027
Net interest revenue	20	862	19	177	1,078

Net revenue	2,111	2,528	314	152	5,105
Non-interest expenses	1,808	1,757	287	497	4,349

Income (loss) before income taxes	$303	$771	$27	$(345)	$756

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Gain on undesignated hedging instruments included in Net gain on trading	¥7,877	¥31,435	¥2,065	$17
(Loss)/gain on investment securities	(4,404)	218	(561)	(5)
Equity in losses of affiliates	(21,635)	(9,551)	(3,842)	(33)
Amortization of goodwill and negative goodwill	13,040	13,316	—	—
Corporate items	(30,643)	(41,730)	(9,356)	(79)
Impairment loss on investment in an affiliated company	—	(92,441)	(21,165)	(179)
Impairment loss on long-lived assets	(25,232)	(5,321)	(305)	(3)
Multi-employer pension plan	—	(18,720)	—	—
Gain from changes in equity of an affiliated company	—	3,504	—	—
Others	542	(24,107)	(7,541)	(63)

Total	¥(60,455)	¥(143,397)	¥(40,705)	$(345)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statements.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Net revenue	¥805,755	¥741,840	¥602,753	$5,105
Unrealized loss on investments in equity securities held for relationship purpose	(87,390)	(60,177)	(43,017)	(364)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	197,290	639,688	6,538	55

Consolidated net revenue	¥915,655	¥1,321,351	¥566,274	$4,796

Income before income taxes	¥263,589	¥78,541	¥89,211	$756
Unrealized loss on investments in equity securities held for relationship purpose	(87,390)	(60,177)	(43,017)	(364)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	(20,027)	154,608	1,215	10

Consolidated income before income taxes and cumulative effect of accounting change	¥156,172	¥172,972	¥47,409	$402

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes and cumulative effect of accounting change from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2001	2002	2003	2003
Net revenue:
Americas	¥61,357	¥20,772	¥58,019	$491
Europe	295,540	845,775	47,872	406
Asia and Oceania	9,649	10,629	8,902	75

Sub-total	366,546	877,176	114,793	972
Japan	549,109	444,175	451,481	3,824

Consolidated	¥915,655	¥1,321,351	¥566,274	$4,796

Income (loss) before income taxes and cumulative effect of accounting change:
Americas	¥4,084	¥(40,156)	¥14,851	$126
Europe	(12,757)	225,002	(34,314)	(291)
Asia and Oceania	(11,045)	(9,906)	(10,026)	(85)

Sub-total	(19,718)	174,940	(29,489)	(250)
Japan	175,890	(1,968)	76,898	652

Consolidated	¥156,172	¥172,972	¥47,409	$402

NOMURA HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2001	2002	2003	2003
Long-lived assets:
Americas	¥9,961	¥10,898	¥9,938	$84
Europe	876,194	36,926	38,451	326
Asia and Oceania	2,022	1,499	1,630	14

Sub-total	888,177	49,323	50,019	424
Japan	114,508	127,120	145,134	1,229

Consolidated	¥1,002,685	¥176,443	¥195,153	$1,653

There is no revenue derived from transactions with a single major external customer for the years ended March 31, 2001, 2002 and 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ NOBUYUKI KOGA
	Name:	Nobuyuki Koga
	Title:	President and Chief Executive Officer

Date: June 26, 2003

Certification

I, Nobuyuki Koga, certify that:

1.	I have reviewed this annual report on Form 20-F of Nomura Holdings, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/    NOBUYUKI KOGA

Nobuyuki Koga

President and Chief Executive Officer

Certification

I, Akira Maruyama, certify that:

1.	I have reviewed this annual report on Form 20-F of Nomura Holdings, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/    AKIRA MARUYAMA

Akira Maruyama

Senior Managing Director and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation)

1.5	Regulations of the Audit Committee (English translation)

1.6	Regulations of the Compensation Committee (English translation)

1.7	Liabilities Limitation Agreement (English translation) (*)

2.1	Specimen common stock certificates of the registrant (English translation)

2.2

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

8.1	Subsidiaries of the registrant

(*)	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 26, 2003, in the form of this exhibit.