Form 20-F
period 2004-03-31
NOMURA HOLDINGS INC
filed 2004-06-29
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

As of March 31, 2004, 1,941,656,029 shares of Common Stock were outstanding, including 43,157,292 shares represented by 43,157,292 American Depositary Shares.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following selected financial data as of March 31, 2001, 2002, 2003 and 2004 and for the years ended March 31, 2000, 2001, 2002, 2003 and 2004 has been derived from our consolidated financial statements included in this annual report and the annual reports for the years ended March 31, 2002 and 2003. The following selected financial data as of March 31, 2000 has been derived from our consolidated financial statements included in our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. These financial statements were prepared in accordance with U.S. GAAP.

You should read the following selected financial data in conjunction with Item 5, “Operating and Financial Review and Prospects”, of this annual report and our consolidated financial statements included in this annual report.

	Year Ended March 31,
	2000	2001	2002	2003	2004	2004(4)
	(in millions, except per share data)
Income statement data:
Revenue	¥1,499,781	¥1,469,298	¥1,825,399	¥840,919	¥1,099,546	$10,554
Interest expense	437,131	553,643	504,048	274,645	296,443	2,845

Net revenue	1,062,650	915,655	1,321,351	566,274	803,103	7,709
Non-interest expenses	690,430	759,483	1,148,379	518,865	520,427	4,996

Income before income taxes	372,220	156,172	172,972	47,409	282,676	2,713
Income tax expense	168,671	98,762	4,926	37,295	110,347	1,059

Income before cumulative effect of accounting change	203,549	57,410	168,046	10,114	172,329	1,654
Cumulative effect of accounting change	—	—	—	109,799	—	—

Net income	¥203,549	¥57,410	¥168,046	¥119,913	¥172,329	$1,654

Balance sheet data (period end):
Total assets	¥14,610,868	¥17,146,024	¥17,758,273	¥21,169,446	¥29,752,966	$285,592
Shareholders’ equity	1,410,976	1,436,428	1,604,929	1,642,328	1,785,688	17,140
Common stock	182,796	182,797	182,800	182,800	182,800	1,755
Number of shares issued (in thousands)	1,962,977	1,962,978	1,965,920	1,965,920	1,965,920
Return on equity(1):	15.3%	4.0%	11.1%	7.4%	10.1%

Per share data:
Income before cumulative effect of accounting change—basic(2)	¥103.71	¥29.25	¥85.57	¥5.17	¥88.82	$0.85
Net income—basic(2)	103.71	29.25	85.57	61.26	88.82	0.85
Income before cumulative effect of accounting change—diluted(2)	103.17	29.25	85.32	5.17	88.82	0.85
Net income—diluted(2)	103.17	29.25	85.32	61.26	88.82	0.85
Shareholders’ equity(3)	719.93	731.77	816.48	846.40	919.67	8.83
Cash dividends(3)	15.00	17.50	15.00	15.00	15.00	0.14

Notes:

(1)	Calculation method: Net income divided by average Shareholders’ equity.
(2)	Calculated using the weighted average number of shares outstanding for the year (excluding treasury shares held by us).
(3)	Calculated using the number of shares outstanding (excluding treasury shares held by us) at year end.
(4)	Calculated using the yen-dollar exchange rate of $1.00 = ¥104.18, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. The rate we used for the translations was ¥104.18 equal to $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Year ended March 31,	High	Low	Average*	Year end
2000	¥124.45	¥101.53	¥110.02	¥102.73
2001	125.54	104.19	111.64	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18

Calendar year 2003	High	Low
December	109.61	106.93

Calendar year 2004	High	Low
January	107.17	105.52
February	109.59	105.36
March	112.12	104.18
April	110.37	103.70
May	114.30	108.50
June (through June 25)	111.27	107.10

*	Average rate represents the average of rates available on the last day of each month during the period.

The noon buying rate for Japanese yen on June 25, 2004 was $1.00 = ¥107.82

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

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face the following types of operational risk, and if such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention or reputational damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures,

•	suffering damages due to suspension or malfunction of systems, most of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd., or

•	suffering as a result of the destruction of our facilities or systems due to large-scale disasters or criminal actions.

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

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. Also, in accordance with the amendments to the Securities and Exchange Law which will become effective on December 1, 2004, banks and certain other financial institutions may be able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

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

Competition with on-line brokers and non-Japanese firms in Japan is increasing

Since the late 1990s, the financial services sector in Japan has been deregulated. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in on-line securities brokerage, are offering securities brokerage services at low commission rates. In response to commission deregulation, we also restructured our stock brokerage commissions to offer lower commissions depending on the trading amount and the type of customer account. We may continue to experience pricing pressures in the future.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services.

Increased global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Many of these firms have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered may enhance their competitive position. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose our market share as these large, consolidated firms expand their business.

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

We may not be able to realize gains we expect on our private equity investments

We hold substantial private equity investments in Europe, as discussed in “Private Equity Investments” under Item 5.A of this annual report. These investments are in the residential real estate, consumer finance, retail and service sectors. We hold these investments at fair value, which is typically based on projected future cash flows, discounted at a weighted average cost of capital. Projected future cash flows will reflect the business drivers specific to each investment, which in turn will be affected by market conditions, thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the European residential real estate sector, given the overall weighting of risk to this sector. Furthermore, given their large size and illiquid nature, the general partner of the fund controlling these investments may not be able to realize the value of the underlying investments at a level, at the time or in a way the general partner may wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan. As the size of this business increases, any deterioration in market conditions and/or our inability to dispose of our private equity investments in Japan at a level, at the time or in a way we may wish, could give rise to material losses which could have a material impact on our future financial statements.

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

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of product to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of Nomura’s common stock at a particular price on any particular trading day, or not at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or not at all.

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

Item 4. Information on the Company

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

Since the end of World War II, we have played a leading role in most major developments in the Japanese securities market. These developments include the resumption of investment trust business in the 1950s, the introduction of public stock offerings by Japanese companies in the 1960s, the development of the over-the-counter bond market in the 1970s, the introduction of new types of investment trust such as the medium-term Japanese government bond investment trusts in the 1980s, and the growth of the corporate bond and initial public offering markets in the 1990s.

Our post-World War II expansion overseas accelerated in 1967, when Nomura acquired a controlling interest in Nomura International (Hong Kong) Limited for the purpose of conducting broker-dealer activities in the Hong Kong capital market. Subsequently, we established a number of other overseas subsidiaries, including Nomura Securities International, Inc. in the United States in 1969 as a broker dealer and Nomura International Limited, now Nomura International plc, in the United Kingdom in 1981, which acts as an underwriter and a broker, as well as various other overseas affiliates, branches and representative offices.

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

On June 26, 2003, we adopted a committee-based corporate governance system under which we established a Nomination Committee, an Audit Committee and a Compensation Committee. See Item 6.C of this annual report.

In September, 2003, we sold 4,650 thousand shares of treasury shares at a value of ¥7,967million ($76 million) by a secondary offering.

The address of Nomura’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: 81-3-5255-1000.

B. Business Overview.

Overview

We are the leading securities and investment banking firm in Japan and have worldwide operations. Nomura is a holding company. As of March 31, 2004, we operated offices in more than 20 countries and regions including Japan, the United States, the United Kingdom, Singapore and Hong Kong through its subsidiaries.

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

For a discussion on revenues by category of activity and geographic market, see “Operating Results” under Item 5.A of this annual report.

Our Business Strategy

Our Corporate Goals and Principles

We seek to establish ourselves firmly as a “globally competitive Japanese financial institution”. We believe that the Japanese securities market has the potential to grow rapidly, and we will seek to realize our vision by strengthening our base in the domestic securities businesses and by focusing our group resources both in Japan and abroad on our key businesses.

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

Our Current Challenges

While Japan’s economy and securities markets are recovering steadily, we are facing a more competitive environment than ever before. In this environment, we will analyze the markets and customers, deal with diverse customer needs promptly and flexibly, and expand our field to global markets so that we can provide creative solutions to customers both at home and abroad and maximize our opportunities.

In the Domestic Retail segment, we seek to provide various high-quality financial services based on the specific needs of each customer and to accumulate client assets. In addition, we will continue our efforts to stimulate Japan’s securities markets that are becoming ever more important for the revitalization of Japan, through investor education programs and other means.

In the Global Wholesale segment, as the financial condition of many Japanese companies improves, we will flexibly respond to changes in customer and market needs by focusing on our financing business, globally increasing M&A business and continuously expanding our corporate revitalization business. In April 2004, we reorganized the Global Wholesale segment in order to enhance specialty services and strengthen our global structure. It now consists of three business lines: Global Markets, which is composed of Fixed Income and Equity, Investment Banking, and Merchant Banking.

In the Asset Management segment, we continue to seek to enhance performance by offering a variety of investment opportunities, and increasing our assets under management by maintaining a strong sales support system and deliver new products to meet customer needs. With regard to the defined contribution pension plan business, we will seek to enhance our integrated services, including consulting for plan implementation and investment education to product supply.

We are committed to strengthening our base in the securities businesses and increasing our own corporate value utilizing our combined strengths and making quick decisions to seek to achieve the goals above, as well as actively contributing to the development of the Japanese economy and the securities market.

Domestic Retail

In Domestic Retail, we conduct business activities mainly for individuals and corporations in Japan through a network of 129 branches nationwide as of the end of March 2004. We offer investment consultation service and maintenance services to meet the medium- to long-term needs of our customers. The aggregate market value of our retail client assets was ¥35.2 trillion as of the end of March 2004. We discuss retail client assets in “Operating Results” under Item 5.A of this annual report.

In order to execute our business strategy described above in “Our Current Challenges”, we employ various methods to deliver our services to our clients. These include face-to-face meetings with our staff, either in our branch offices or by visiting our customers, and communications through Nomura Home Trade, an Internet-based trading service or our call center. In December 2003, we launched the “Hotto Direct” Department to meet the needs of asset builders by providing Internet and telephone services in order to strengthen our service structure for individual investors, who consist primarily of salaried employees of Japanese companies.

We capitalize on the linkages among the Domestic Retail, Global Wholesale and Asset Management segments to offer to our customers various financial instruments such as stocks, bonds, investment trusts and variable annuity insurance products, for the short, medium, and long terms, with different risk levels. We seek to provide information “that can only come from Nomura” to customers through various media such as our investor reports, direct mailing and internet-based trading services (Nomura Home Trade).

Global Wholesale

We facilitate customer transactions and trade for our own account by market-making and trading fixed income and equity securities, including related derivatives, in Japan and overseas. We also provide a broad range of investment banking services, including underwriting and financial advisory. In addition, we conduct proprietary transactions, including arbitrage and merchant banking transactions.

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

We recognize that investors possess differing investment needs. Through our global sales and trading network, including our capital markets, syndication, securitization and asset finance teams, we provide investors around the world with the services and products that match their investment needs in a timely manner. We are seeking to strengthen our track record in euro bonds by leveraging from our leadership in the yen bond market for over a decade.

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

Global Markets

Global Markets was created which is composed of Fixed Income and Equity in April 2004. The purpose of establishing a Global Markets division was primarily to strengthen our derivatives trading operation. As financial products become increasingly diversified across various asset types, we are implementing a trading system better suited to hybrid products with both debt and equity characteristics, such as convertible bonds and preferred stocks. Also, we are trying to strengthen our position in domestic credit markets, and have been improving our capability to offer market-based credit products such as domestic securitization instruments. Furthermore we are expanding our asset finance business, primarily in the real estate market.

Investment Banking

We provide a broad range of investment banking services, including underwriting and financial advisory.

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

Merchant Banking

We have a growing private equity business in Japan, which we operate through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception in July 2000, NPF’s main focus has been targeting investment opportunities for capital appreciation that will offer attractive returns to us and which will also help contribute to the revitalization of the Japanese economy. Since its inception, NPF has made 13 investments for an aggregate value of ¥ 71,250 million and has successfully exited from two investments. Given the attraction of private equity opportunities in Japan as the economy improves and the speed of corporate restructuring increases, NPF’s investment portfolio is set to increase. NPF is close to finalizing plans to inject capital into Huis Ten Bosch, a theme park in the south of Japan, and has recently announced that it has reached agreement to boost the capital of the Millennium Retailing Group, a major Japanese department store chain, in which NPF will make a ¥50 billion equity investment.

In Europe, our private equity investments are now managed by Terra Firma, an independent asset management group. Terra Firma was established following the reorganization in March 2002 of our UK principal finance business, and is operated by former Nomura employees. For a further description of our private equity business, see “Private Equity Investments” under Item 5.A of this annual report.

Asset Management

In Asset Management, we conduct asset management business and defined contribution pension plan business.

Asset Management Business

We conduct our asset management business primarily through Nomura Asset Management, the largest asset management company in Japan in terms of assets under management in investment trusts. Nomura Asset Management manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through our network in the Domestic Retail segment, as well as through financial institutions such as securities companies (including those outside our group) and banks. Investment trusts are also offered as instruments in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

In addition to Nomura Asset Management, we have other subsidiaries that engage in asset management business, including Nomura Corporate Research and Asset Management Inc., or NCRAM, which mainly manages high yield bonds and high yield loans in the United States, and Nomura Main trust GmbH and Main trust KAGmbH in Germany.

Defined Contribution Pension Plan Business

We also provide services relating to defined contribution pension plans, such as support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education. In January 2004, we consolidated our defined contribution pension telephone services, administrative service for defined contribution pension plans, and pension-related and other consulting services under one subsidiary, to provide improved services to customers.

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

In Japan, we compete with other domestic securities companies and non-Japanese securities companies. Since the late 1990s, competition with leading global securities and investment banking firms with substantial operations in Japan has become more intense as the financial services sector in Japan has become increasingly deregulated, the level of participation by overseas investors in the Japanese securities market has risen, and some of our domestic competitors have consolidated or formed alliances with other financial institutions in Japan or overseas securities and investment banking firms. We also compete with other types of financial institutions in Japan, such as banks with securities company subsidiaries, with respect to both providing financing and the investment opportunities to customers.

Since stock brokerage commission rates were deregulated in October 1999, competition in the domestic stock brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, are offering securities brokerage services at low commission rates. We seek to compete against these companies not on the basis of commission rates but by offering high-value added services such as our research, consultation and trading execution. At the same time, we realize that there is no assurance that we will be able to maintain our current commission rates on a long-term basis, and for that reason we continue to monitor market trends carefully.

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

Historically, the Securities and Exchange Law has generally prohibited banks and other financial institutions from engaging directly in the securities business, with limited exceptions including dealing in, and underwriting of, government, government-guaranteed and municipal bonds and offering and selling of investment trust certificates; provided, however, that banks and certain other financial institutions may engage in the securities business through their securities company subsidiaries. In addition, in accordance with the amendments to the Securities and Exchange Law which will become effective on December 1, 2004, banks and certain other financial institutions will be able to act as agents of securities companies in the securities brokerage business, which may further encourage bank financial groups to promote their securities business.

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

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Principal Finance Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	51
Nomura Pension Support & Service Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Satellite Communications Co., Ltd.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Holding America Inc.	United States	100
Nomura Securities International, Inc.	United States	100
Nomura Corporate Research and Asset Management Inc.	United States	100
Nomura Asset Capital Corporation	United States	100
The Capital Company of America, LLC	United States	100
Nomura Derivative Products, Inc.	United States	100
Nomura Global Financial Products, Inc.	United States	100
Nomura Securities (Bermuda) Ltd.	Bermuda	100
Nomura Europe Holdings plc	United Kingdom	100
Nomura International plc	United Kingdom	100
Nomura Bank International plc	United Kingdom	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Italia S.I.M. p.A.	Italy	100
Nomura Funding Facility Corporation Limited	Ireland	100
Nomura Global Funding plc	United Kingdom	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	United Kingdom	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura Investment Banking (Middle East) E.C.	Bahrain	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Advisory Services (Malaysia) Sdn. Bhd.	Malaysia	100
Nomura Australia Limited	Australia	100
PT Nomura Indonesia	Indonesia	80

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2004, our principal head office is located in Tokyo, Japan and occupies 845,973 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 131,150 square feet, our Nagoya branch office, which occupies 77,338 square feet, and the head office of Nomura Asset Management in Tokyo, which occupies 160,773 square feet. We lease most of our other office space in Japan. Nomura Land and Building Co., Ltd., which is accounted for under the equity method of accounting in our consolidated financial statements, is the lessor of a substantial portion of our leased office space in Japan, including our Tokyo headquarters and Nagoya branch office.

As of March 31, 2004, our major offices outside Japan are the London head office of Nomura International, which occupies 380,851 square feet, and the New York head office of Nomura Securities International, which occupies 283,845 square feet. We own the land and building for the London head office of Nomura International. We lease most of our other overseas office space.

As of March 31, 2004, the aggregate book value of the land and buildings we owned was ¥82.3 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥34.5 billion. We lease other equipment we use in our operations.

Item 5. Operating and Financial Review and Prospects

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

Business Environment

Japan

The Japanese economy, after breaking free of the IT slump in early 2002 and heading toward recovery, became stagnant again in mid-2002, due to a combination of weaker domestic and external demand. The chances of a recovery thus seemed poor, but since around summer 2003, the economic outlook has rapidly brightened, assisted by brisk exports to Asia and an upturn in private-sector capital expenditure, which have been driven in turn by recovering corporate earnings. While in April 2003 the International Monetary Fund was forecasting 0.8% GDP growth in Japan, its forecast as of April 2004 was 2.7%.

Despite the lack of vigor in Japan’s macro economy, many Japanese companies reported improved results in the year ended March 31, 2003, reflecting their efforts to fundamentally reform their earnings structures. That positive tone looks to have been sustained in the fiscal year ended March 31, 2004, due to the robust economies in the United States and China and improvement in the macro environment later in the year in the form of a domestic economic turnaround. We expect corporate earnings to increase for the third consecutive year in the fiscal year ending March 31, 2005, albeit at a more moderate pace.

Share prices in Japan continued to fall in 2002 despite a sharp rebound in corporate earnings, as the market suffered from adverse supply-demand conditions. From the latter half of 2003, however, share prices increased substantially. The key TOPIX index, for example, had dropped from 1,060.19 points as at the end of March 2002, to 788.00 points a year later (a 26% decline), but by the end of March 2004 had surged 50%, to 1,179.23 points. Similarly, the Nikkei average, which had fallen 28% between March 2002 and March 2003 (from 11,024.94 points to 7,972.71 points), stood at 11,715.39 points as at the end of March 2004 (up 47% year on year).

The yield on newly issued 10-year Japanese Government bonds, or JGBs, which in early 2002 was around 1.5%, shrank to just above 0.4% at one point in June 2003, driven down by a combination of weak domestic demand for funds, a series of quantitative monetary easing measures by the Bank of Japan, or BOJ, and market recognition worldwide of deflationary risk. Subsequently, however, the yield on newly issued 10-year JGBs increased rapidly, topping 1.6% at one point in September 2003, on heightened expectations of a global economic recovery and rising share prices. JGB yields have been anchored in the 1.2-1.6% zone since then, reflecting the Bank of Japan’s commitment to monetary easing even as the economic recovery takes clearer shape. In June 2004, however, yields moved out of this range and since then have been around 1.9%.

Since 2002, the prevailing trend in foreign exchange markets has been the depreciation of the U.S. dollar, with the yen/dollar rate going from US$1=¥130-135 in early 2002 to as far as US$1=¥105-110 at the start of 2004, and the dollar/euro rate moving in a similar direction, from EUR1=$0.85-0.90 to EUR1=$1.25-1.30 over the same period. In 2002, the defining factor pushing down the dollar was the issue of corporate accounting scandals in the United States, while in 2003, it was the so-called “twin deficits” (current account and fiscal). Since April 2004, however, the dollar has regained ground, with employment figures in the United States improving and increased expectations of the Federal Reserve Board raising interest rates.

Overseas

Coming out of a prolonged slowdown beginning in the latter half of 2002, the leading industrialized nations’ economies have gained considerable ground since the second half of 2003. Of particular note has been the sustained uptrend in the Chinese economy, and the US economy’s resurgence. Global commodity prices continued to rise, supported by demand growth in China. The war in Iraq that began in March 2003 was over by May 2003, although the situation there remains unstable.

Powered by an increase in personal spending and housing investment—which was fueled in turn by falling interest rates and tax cuts—the U.S. economy turned upward from 2002, with real GDP growth rate rising from 0.5% in 2001 to 2.2%. In 2003, real GDP growth rate in the United States reached 3.1%, as improved earnings led companies to increase capital investment, which gave a further boost to the economy. Even employment figures, the only indicator to show little sign of improvement in 2003, have been gaining momentum since March 2004.

Concerned about the risk of inflation becoming undesirably low, the Federal Open Market Committee, or FOMC, lowered the Federal funds rate to 1.00% in June 2003. Just prior to the FOMC action, the yield on 10-year U.S. Treasury notes briefly approached 3%. Subsequently, however, the yield on 10-year notes rose sharply, and for a while was moving between 3.5% and 4.5%. Sharply improved employment figures in the United States during the spring of 2004 have led to heightened expectations of an interest rate hike, which would drive up bond yields. The Dow Jones Industrial Average, which from the second half of 2002 through the first half of 2003 languished in the 7,500-9,000 range, recovered to the 10,000 level in December 2003, reflecting the resurgent economy. For a while, the Dow was moving around the 10,500 mark, but amid rising expectations of an interest rate hike, it dropped back to roughly 10,000 in May 2004.

The European economies, too, faltered in the second half of 2002, before bouncing back in the latter half of 2003. In comparison with the U.S. and Japanese economies, however, the rate of recovery has been moderate. The European Central Bank lowered its benchmark interest rate to 2% in June 2003, around which time share prices started moving upward. Since the beginning of 2004, however, they remained range bound.

Asian economies, particularly China, have remained robust since 2003. We anticipate a slowing effect, however, from the Chinese government’s monetary tightening policies, geared toward cooling the overheated national economy.

Executive Summary

Against a background of recovering domestic and global economies, with especially strong growth in China and a recovery in domestic capital investment, the economic recovery in Japan remained solid throughout the year ended March 31, 2004. In 2003, Japan’s real GDP grew in excess of 2% in all four quarters, and a recovery trend emerged, driven by demand from the United States and China and rising capital spending in the private sector. Individual investors showed signs of gradually moving their financial assets into securities, as evidenced by their strong interest in Japanese government bonds and investment trusts. The percentage of stocks owned by individual investors, which had fallen steadily since the 1980s, bottomed out in March 2000 and has been rising for the past three years. Reflecting this favorable environment, the average daily trading volume on the First Section of the Tokyo Stock Exchange in 2003 set a new record of more than 1.2 billion shares, exceeding the previous high of 1 billion shares in a day in 1988. In this environment, we were able to expand our business by offering our customers a variety of creative financial solutions or investment opportunities through the capital markets and by diversifying our revenue sources. As a result, income before income taxes increased by 496% from ¥ 47.4 billion for the year ended March 31, 2003 to ¥282.7 billion for the year ended March 31, 2004. Net income increased by 44% from ¥119.9 billion for the year ended March 31, 2003 to ¥172.3 billion for the year ended March 31, 2004. This allowed us to improve our return on equity (ROE) from 7.4% to 10.1%.

In Domestic Retail, net revenue for the year ended March 31, 2004 was ¥305.8 billion, up 23% from the previous year, and income before income taxes was ¥79.5 billion, up 123% from the previous year, as we responded to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. These results reflect our efforts to create a service delivery structure that is focused on core values, or the values that customers regard as the most important, and that enables us to provide high-quality financial services appropriate for each of our customers. Client assets (including those of financial institutions) in Domestic Retail totaled a record ¥40.8 trillion, and we are exerting our utmost efforts to further expand our customer base.

In Global Wholesale, net revenue for the year ended March 31, 2004 was ¥365.7 billion, up 23% from the previous year, and income before income taxes was ¥138.5 billion, up 52% from the previous year. In Fixed Income, underwritings and distributions of foreign bonds were strong due to our efforts to match top-tier overseas bond issuers, which were drawn by the amount of individual financial assets in Japan, with individual investors looking for attractive investments. Trading profits in Equity rose substantially as a result of our successful efforts to generate customer order flow. In Investment Banking, underwritings of initial, primary, and secondary equity offerings were strong.

In Asset Management, net revenue for the year ended March 31, 2004 was ¥36.0 billion, down 3% from the previous year, due to a decline in asset management fees stemming from a reduction in assets in bond investment trusts. Loss before income taxes was ¥1.0 billion as a result of an increase in non-interest expenses, such as special premiums paid in conjunction with Nomura Asset Management’s withdrawal from the Japan Securities Dealers Employees’ Pension Fund. The balance of assets in bond investment trusts continued to fall. The outstanding balance of Long-term Bond Investment Trusts (“Nomura Bond Fund”) fell to ¥2.6 trillion as of March 31, 2004, from ¥6.3 trillion as of March 2002, 31. However, Nomura Asset Management’s total assets under management turned around due primarily to growth in investment advisory assets, increasing to ¥15.7 trillion as of March 31, 2004, from ¥14.2 trillion as of March 31, 2003.

Over the past five years, we have increased the size of our balance sheet, while ensuring high liquidity and maintaining sufficient equity capital. The primary drivers of the increase in the balance sheet are the growth of trading activities, mainly highly liquid government bonds, notes and bills. This growth has been mainly funded through secured financing, long-term debt, and equity. Total equity capital increased by ¥374.7 billion from ¥1,411.0 billion as of March 31, 2000 to ¥1,785.7 billion as of March 31, 2004. We monitor the size, composition and growth of our balance sheet, diversify funding sources, and review equity capital base, its allocation and business mix to ensure it delivers return on equity commensurate to risk profile, the market circumstances, and our peer group. Liquidity is of critical importance, and we have created a robust set of liquidity policies to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of assets.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated.

	Year Ended March 31,
	2002	2003	2004
	(in millions)
Non-interest revenues:
Commissions	¥140,001	¥141,640	¥210,216	$2,018
Fees from investment banking	75,255	81,847	86,994	835
Asset management and portfolio service fees	109,985	79,290	66,193	635
Net gain on trading	162,228	172,308	229,042	2,199
(Loss) gain on investments in equity securities	(55,860)	(41,288)	55,888	536
Gain from changes in equity of an affiliated company	3,504	—	—	—
PFG entities product sales	294,931	—	—	—
PFG entities rental income	177,053	—	—	—
Gain on sales of PFG entities	116,324	—	—	—
Gain (loss) on private equity investments	232,472	(14,391)	13,138	126
Other	68,965	19,589	41,205	396

Total Non-interest revenues	¥1,324,858	¥438,995	¥702,676	$6,745
Net interest revenue	(3,507)	127,279	100,427	964

Net revenue	1,321,351	566,274	803,103	7,709
Non-interest expenses	1,148,379	518,865	520,427	4,996

Income before income taxes	172,972	47,409	282,676	2,713
Income tax expense	4,926	37,295	110,347	1,059
Cumulative effect of accounting change(1)	—	109,799	—	—

Net income	¥168,046	¥119,913	¥172,329	$1,654

Return on equity	11.1%	7.4%	10.1%

(1)	Cumulative effect of accounting change represents the write-off of the remaining unamortized negative goodwill associated with the acquisition of additional shares of Nomura Asset Management Co., Ltd.

Net revenue increased by 42% from ¥566,274 million for the year ended March 31, 2003 to ¥803,103 million for the year ended March 31, 2004. The increase in net revenue was primarily due to three factors: an increase in commissions, higher net gains from trading, and an increase in the valuation of our investments in equity securities. Commissions increased by 48% as Domestic Retail boosted their products and services to take advantage of increased demand. Net gain from equity trading increased by 109% from the previous year, given stronger equity markets. Net gain from fixed income and other trading grew by 14% as investor demand for fixed income products remained high. We recorded gains on our investments in equity securities given the improvement in the Japanese stock market, compared to losses in the previous financial year, when stock markets were declining.

Net interest revenue was ¥127,279 million and ¥100,427 million for the years ended March 31, 2003 and 2004, respectively. We had net interest expenses for the year ended March 31, 2002. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Wholesale business in particular, we view net interest revenue and non-interest revenues in aggregate.

Net revenue decreased by 57% from ¥1,321,351 million for the year ended March 31, 2002 to ¥566,274 million for the year ended March 31, 2003. The decline in net revenue was primarily due to the fact that the results of operations for the year ended March 31, 2002 included the consolidated results of the Principal Finance Group, (the “PFG entities”), as explained in “Private Equity Investments” below. We began to account for our investments in the PFG entities at fair value on March 27, 2002 and, accordingly, they were not consolidated with our results of operations for the year ended March 31, 2003. PFG entities product sales and PFG entities rental income accounted for ¥471,984 million of net revenue for the year ended March 31, 2002. Also, net revenue for the year ended March 31, 2002 included a gain on private equity investments in the amount of ¥232,472 million, relating to the deconsolidation of the PFG entities. This gain was derived mainly from the difference between the fair value of our investments in the PFG entities and their historical cost balance sheet value at that date. In addition, we recorded a gain on sales of PFG entities in the amount of ¥116,324 million for the year ended March 2002, which was derived from sales of certain PFG entities. For the year ended March 31, 2003, the decline in net revenue on account of the PFG entities as discussed above more than offset increases in commissions, fees from investment banking, net gains on trading and net interest for that year compared with the previous year.

In our consolidated income statement, we include under “Revenue” gain (loss) on investments in equity securities. We recorded losses on such investments in the amount of ¥55,860 million and ¥41,288 million for the years ended March 31, 2002 and 2003, respectively, and gains on such investments in the amounts of ¥55,888 million for the year ended March 31, 2004. This line item includes unrealized gains and losses on operating investments, and gains and losses realized upon disposition of operating investments. Operating investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, operating investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 0.3% from ¥518,865 million for the year ended March 31, 2003 to ¥ 520,427 million for the year ended March 31, 2004. Compensation and benefits costs increased by 6%, but this was largely offset by cost reductions relating to commissions and floor brokerage, occupancy and business development.

Non-interest expenses decreased by 55% from ¥1,148,379 million for the year ended March 31, 2002 to ¥ 518,865 million for the year ended March 31, 2003. The decrease in non-interest expenses was mainly due to the deconsolidation of the PFG entities, whose expenses, such as the PFG entities cost of goods sold of ¥200,871 million and PFG entities expenses associated with rental income of ¥111,529 million, were included in the non-interests expenses for the year ended March 31, 2002. This decrease was partially offset by an impairment loss in the amount of ¥21,165 million on our investment in JAFCO, one of our affiliates, as discussed below.

Income before income taxes was ¥172,972 million for the year ended March 31, 2002, ¥ 47,409 million for the year ended March 31, 2003 and ¥282,676 million for the year ended March 31, 2004.

We are subject to a number of different taxes in Japan which, in the aggregate, represented a statutory tax rate of approximately 42% for the year ended March 31, 2002. For the year ended March 31, 2003, we adopted a consolidation tax system as permitted under the Japanese tax law. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. Our foreign subsidiaries are subject to income taxes of the countries in which they operate. Reflecting the surtax, the tax rate was approximately 44% for the year ended March 31, 2003 and 2004.

Income tax expense for the year ended March 31, 2004 was ¥110,347 million, representing an effective tax rate of 39.0%. The effective tax rate was below our statutory tax rate of 44% mainly due to two reasons. First, in reviewing our capital base and our business mix (see Item 5. B of this annual report) in each of our three overseas regions (Americas, Europe, Asia and Oceania) as part of our strategy to establish ourselves firmly as a globally competitive Japanese financial institution (see Item 4. B of this annual report), we determined that we would not repatriate undistributed earnings of our three regional holding companies (Nomura Holding America Inc., Nomura Europe Holdings plc and Nomura Asia Holding N.V.) within the foreseeable future. As a result, we have reversed ¥ 8.5 billion of previously provided deferred tax liabilities. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%. The second reason was the different tax rate applicable to income (loss) of foreign subsidiaries. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 1.6%.

Income tax expense for the year ended March 31, 2003 was ¥37,295 million, representing an effective tax rate of 78.7%. The effective tax rate was significantly above the statutory tax rate of 44% mainly due to two reasons. First, new Japanese tax legislation was issued in March 2003, reducing the standard enterprise tax rate and creating new taxes on capital and certain expenses defined in the law. This legislation became effective on April 1, 2004, and resulted in a domestic statutory tax rate of approximately 40%. As a result of the future lower statutory tax rate, deferred tax assets were reduced and, accordingly, this increased the effective tax rate for the year ended March 31, 2003 by approximately 16%. Second, deferred tax assets were decreased with respect to the movement of valuation allowances related to the operating loss carry forwards for tax purposes of certain foreign subsidiaries and, accordingly, this increased the effective tax rate for the year ended March 31, 2003 by approximately 12%.

Income tax expenses for the year ended March 31, 2002 was ¥4,926 million, representing an effective tax rate of 2.8%. The effective tax rate was significantly below our statutory tax rate of 42% mainly due to the following two reasons. First, the 2002 effective tax rate was affected by the change in accounting for PFG entities following the change in our PFG business structure. As discussed in “Private Equity Investments” below, on March 27, 2002, we ceased to control the PFG entities. As a result, we deconsolidated the PFG entities and recorded a corresponding gain on private equity investments of ¥232,472 million. There was no net tax effect related to this gain, and accordingly this reduced the effective tax rate for the year ended March 31, 2002 by approximately 25%. Second, the lower tax rate applicable to income of our foreign operations (mainly our U.K. operation which recorded a material gain on the sale of certain PFG entities) reduced the effective tax rate by approximately 14%.

We wrote off negative goodwill arising with respect to Nomura Asset Management Co., Ltd. from a previous business combination upon adoption of SFAS No. 142 and recorded, as a cumulative effect of accounting change, a gain of ¥109,799 million for the year ended March 31, 2003. For further information on this gain, see Note 3 to our consolidated financial statements included in this annual report.

Net income was ¥168,046 million for the year ended March 31, 2002, ¥119,913 for the year ended March 31, 2003 and ¥172,329 for the year ended March 31, 2004. Our return on equity was 11.1% for the year ended March 31, 2002, 7.4% for the year ended March 31, 2003 and 10.1% for the year ended March 31, 2004.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we operate three business segments: Domestic Retail, Global Wholesale and Asset Management. Gain (loss) on investment securities, corporate items and other financial adjustments are included as “Other” operating results outside these business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for relationship purposes and the effects of consolidation and deconsolidation of private equity investee companies are classified as reconciling items outside our segment information. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 18 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 18.

Domestic Retail

In Domestic Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Domestic Retail

	Year Ended March 31,
	2002	2003	2004
	(in millions)
Non-interest revenues	¥226,156	¥246,938	¥304,035	$2,919
Net interest revenue	2,949	2,313	1,722	16

Net revenue	229,105	249,251	305,757	2,935
Non-interest expenses	208,621	213,562	226,213	2,171

Income before income taxes	¥20,484	¥35,689	¥79,544	$764

Net revenue for the year ended March 31, 2004 reached ¥305,757 million, increasing 23% from ¥249,251 million for the year ended March 31, 2003. This was due to the fact that commissions and fees in securities brokerage and investment trusts distribution increased, while asset management fees decreased. The decrease in asset management fees was caused by decreases in trust fees primarily related to a change of the appraisal method for composite bonds for Long-Term Bond Investment Trusts. These decreases in asset management fees were offset by an increase in revenue reflecting the increase in commissions and fees in stock brokerage and sales of investment trusts due to the favorable conditions in the Japanese securities markets.

Net revenue for the year ended March 31, 2003 reached ¥249,251 million, increasing 9% from ¥229,105 million for the year ended March 31, 2002. This was due to the fact that the placements and sales of bonds increased, while commissions and fees in stock brokerage and asset management fees decreased. The decrease in commissions and fees in stock brokerage was caused by the decline in sales amounts mainly due to the downturn in the stock market. Additionally, the reduction in asset management fees was caused by decreases in the balances for Long-Term Bond Investment Trusts, decreases in trust fees due to a drop in distribution ratios for Long-Term Bond Investment Trusts and a decline in the balances for stock investment trusts due to the downturn in the stock market. These decreases in commissions and fees were offset by an increase in revenue reflecting the increase in the placements and sales of foreign bonds.

Non-interest expenses for the year ended March 31, 2004 were ¥226,213 million, increasing 6% from ¥213,562 million for the year ended March 31, 2003 mainly due to increases in compensation and benefits.

Non-interest expenses for the year ended March 31, 2003 were ¥213,562 million, increasing 2% from ¥208,621 million for the year ended March 31, 2002 mainly due to increases in compensation and benefits.

Income before income taxes were ¥20,484 million for the year ended March 31, 2002, ¥35,689 million for the year ended March 31, 2003 and ¥79,544 million for the year ended March 31, 2004.

The graph below shows the revenue breakdown by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2002, 2003, and 2004.

As described above, asset management fees and the commissions for variable annuity insurance decreased for the year ended March 31, 2004. This was offset by increased revenue from equities, bonds and investment trusts. Revenue from bonds represented 40% of total Domestic Retail non-interest revenue for the year ended March 31, 2003. However, this figure declined to 34% for the year ended March 31, 2004. On the other hand, revenue from equities increased from 28% for the year ended March 31, 2003 to 40% for the year ended March 31, 2004, due to the stronger performance of the Japanese equity markets. Revenue from investment trusts slightly increased to 16% from 15%, due primarily to increased investment trust distribution.

The increase in revenues in Domestic Retail resulted primarily from the increases in client assets as our strategy of providing value-added investment consultation services and diversification of products progressed.

Client assets

The following graph shows amounts and details regarding client assets relating to Domestic Retail at March 31, 2002, 2003, and 2004. Our client assets consist of customers’ assets, excluding assets of financial institutions, held in our custody, and assets relating to the variable annuity insurance products.

Client Assets

(Note) The data above includes assets relating to corporate employees’ investment plans and assets of regional corporations, excluding assets of financial institutions, in our custody, and assets relating to variable annuity insurance products. Accordingly, the data for the year ended March 31, 2002 presented as “Retail customer assets held in custody” in the annual report for the year ended March 31, 2002, is shown as adjusted in the above graph. For each of the three years shown in the above graph, an insignificant portion of client assets was attributable to other instruments. Because of its insignificant size, this portion is not shown in the above graph. The amount for this portion was ¥0.03 trillion, ¥0.22 trillion and ¥0.33 trillion for the years ended March 31, 2002, 2003 and 2004, respectively.

Client assets increased by ¥8.1 trillion from ¥27.1 trillion at March 31, 2003 to ¥35.2 trillion at March 31, 2004, due to the increase in the balances of equity securities and bonds.

Due to a recovery in the domestic stock markets (47% rise in the Nikkei Stock Average) and the incentive created by revisions to the Japanese tax system for taxpayers to place equity positions in the custody of securities companies, equity assets increased by ¥6.5 trillion to ¥16.0 trillion at March 31, 2004 from ¥9.5 trillion at March 31, 2003.

Also due to continuing extremely low interest rates, growing needs for asset diversification and the start of distribution of Japanese Government bonds for individuals, the needs regarding domestic and foreign bonds have been high, for both individuals and corporations. This has caused a steady expansion of bond assets held in custody. Bond assets held in custody increased by ¥1.4 trillion and reached ¥9.8 trillion at March 31, 2004, from ¥8.4 trillion at March 31, 2003.

Global Wholesale

In Global Wholesale, we earn fees, commissions and other revenues by providing sales and trading services, and investment banking services mainly to global institutional customers. In our sales and trading activities, we facilitate customer transactions and trade for our own account by market-making and trading fixed income and equity securities. We also provide a broad range of investment banking services, including underwriting and financial advisory services. Also, we conduct proprietary transactions, including arbitrage and principal finance transactions. Our investments in the PFG entities (through March 27, 2002) and the private equity investments made by Nomura Principal Finance Co., Ltd. are treated as private equity positions for business segment information purposes.

Operating Results of Global Wholesale

	Year Ended March 31,
	2002	2003	2004
	(in millions)
Non-interest revenues	¥385,430	¥196,675	¥290,845	$2,792
Net interest revenue	54,505	101,794	74,891	719

Net revenue	439,935	298,469	365,736	3,511
Non-interest expenses	248,657	207,436	227,227	2,182

Income before income taxes	¥191,278	¥91,033	¥138,509	$1,329

Net revenue was ¥439,935 million, ¥298,469 million and ¥365,736 million for the years ended March 31, 2002, 2003 and 2004, respectively.

Non-interest expenses were ¥248,657 million, ¥207,436 million and ¥227,227 million for the years ended March 31, 2002, 2003 and 2004, respectively.

As discussed in “Business Overview” under Item 4.B of this annual report, our Global Wholesale consists of four business lines as of March 31, 2004: Fixed Income, Equity, Investment Banking and Merchant Banking.

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

	Year Ended March 31,
	2002	2003	2004
Nomura’s Share in Japanese Government bond auctions	15%	15%	16%
Nomura’s Share in secondary bond trading	15%	14%	16%

Operating Results of Fixed Income

	Year Ended March 31,
	2002	2003	2004
	(in millions)
Net revenue	¥90,753	¥153,966	¥173,994	$1,670
Non-interest expenses	66,739	76,759	91,810	882

Income before income taxes	¥24,014	¥77,207	¥82,184	$788

Net revenue increased by 13% from ¥153,966 million for the year ended March 31, 2003 to ¥173,994 million for the year ended March 31, 2004, mainly due to the steady increase in demand for foreign currency bonds from high-net-worth clients in Domestic Retail and an increase in net gain on trading related to medium-term notes.

Net revenue increased by 70% from ¥90,753 million for the year ended March 31, 2002 to ¥153,966 million for the year ended March 31, 2003, mainly due to an increase in net gain on trading related to medium-term notes and foreign currency bonds.

Non-interest expenses increased by 20% from ¥76,759 million for the year ended March 31, 2003 to ¥91,810 million for the year ended March 31, 2004, mainly due to performance related compensation and benefit costs.

Non-interest expenses increased by 15% from ¥66,739 million for the year ended March 31, 2002 to ¥76,759 million for the year ended March 31, 2003, mainly due to increases in performance related compensation and benefit costs.

Income before income taxes was ¥24,014 million for the year ended March 31, 2002, ¥77,207 million for the year ended March 31, 2003 and ¥82,184 million for the year ended March 31, 2004.

Equity

We focus on generating customer order flow as well as arbitrage trading for our own account. In recent years, many Japanese corporations, which needed to restructure their balance sheets have accelerated their liquidation of cross-shareholdings of other Japanese corporations. Utilizing our strong client base, solution providing services and execution capabilities, we have been handling large block orders resulting from such liquidations.

Furthermore, through our global sales network we often handle orders for baskets of various stocks from large domestic and foreign corporations and public pension funds. In the year ended March 31, 2004, we continued to strengthen our sales network into a global organization, which enables us to meet the 24-hour demand from large global customers through the Tokyo, London and New York offices.

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31,
	2002	2003	2004
TOPIX	1,060.19	788.00	1,179.23
	-17.0%	-25.7%	49.6%
Nikkei 225 (“Nikkei Stock Average”)	11,024.94	7,972.71	11,715.39
	-15.2%	-27.7%	46.9%

In the Japanese stock market, share prices continued to fall in 2002, as the market suffered from adverse supply-demand conditions. From the latter half of 2003 until March 31, 2004, share prices recovered and experienced large gains. The key TOPIX index, for example, had surged upward by 50% from 788.00 points as of the end of March 2003, to 1,179.23 points as pf the end of March 31, 2004. Similarly, the Nikkei Stock Average had surged upward by 47% from 7,972.71 points as of the end of March 2003, to 11,715.39 points as of the end of March 2004. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31,
Nomura’s Share in	2002	2003	2004
Total equity trading market in Japan	10%	9%	8%
Off-floor/off-exchange equity trading market in Japan	19%	20%	16%

Operating Results of Equity

	Year Ended March 31,
	2002	2003	2004
	(in millions)
Net revenue	¥125,076	¥82,025	¥110,153	$1,058
Non-interest expenses	66,475	65,675	71,494	686

Income before income taxes	¥58,601	¥16,350	¥38,659	$372

Net revenue increased by 34% from ¥82,025 million for the year ended March 31, 2003 to ¥110,153 million for the year ended March 31, 2004, mainly due to an increase in customers’ order flow, such as block trading, resulting from a favorable Japanese equity market.

Net revenue decreased by 34% from ¥125,076 million for the year ended March 31, 2002 to ¥82,025 million for the year ended March 31, 2003, mainly due to a decrease in customers’ order flow, such as block trading, resulting from a stagnant Japanese equity market.

Non-interest expenses increased by 9% from ¥65,675 million for the year ended March 31, 2003 to ¥71,494 million for the year ended March 31, 2004, mainly due to increases in compensation and benefits.

Non-interest expenses decreased by 1% from ¥66,475 million for the year ended March 31, 2002 to ¥65,675 million for the year ended March 31, 2003 mainly due to decreases in compensation and benefits in line with lower revenues.

Income before income taxes was ¥58,601 million for the year ended March 31, 2002, ¥16,350 million for the year ended March 31, 2003 and ¥38,659 million for the year ended March 31, 2004.

Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of bonds, stocks, and other instruments in the major global markets of Japan, Europe, and the U.S. The following table shows changes in our market share in the underwriting market for bonds and stocks in Japan.

	Year Ended March 31,
	2002	2003	2004
Nomura’s Share in Japanese IPOs	36%	49%	25%
Nomura’s Share in Japanese Public Offerings	34%	44%	35%
Nomura’s Share in Japanese Straight Bonds	21%	23%	19%
Nomura’s Share in Japanese Samurai Bonds	38%	14%	16%

We have been enhancing our M&A and financial advisory capabilities for cross border deals as well as Japanese deals. According to Thomson Financial, the amounts of announced M&A deals which involved Japanese parties was $87,283 million and our share was 20.6% for the year ended December 31, 2003.

Operating Results of Investment Banking

	Year Ended March 31,
	2002	2003	2004
	(in millions)
Net revenue	¥88,349	¥69,125	¥70,869	$680
Non-interest expenses	57,406	56,374	53,703	516

Income before income taxes	¥30,943	¥12,751	¥17,166	$164

Net revenue increased by 3% from ¥69,125 million for the year ended March 31, 2003 to ¥70,869 million for the year ended March 31, 2004, due primarily to an increase in fees we earned underwriting public stock offerings.

Net revenue decreased by 22% from ¥88,349 million for the year ended March 31, 2002 to ¥69,125 million for the year ended March 31, 2003, partly due to a decrease in order flow relating to the Japanese equity market. Public offering activities were stagnant during the year ended March 31, 2003 in the Japanese capital market, although the number of M&A deals increased.

Non-interest expenses decreased by 5% from ¥56,374 million for the year ended March 31, 2003 to ¥53,703 million for the year ended March 31, 2004, due primarily to decrease in commissions and floor brokerage.

Non-interest expenses decreased by 2% from ¥57,406 million for the year ended March 31, 2002 to ¥56,374 million for the year ended March 31, 2003.

Income before income taxes was ¥30,943 million for the year ended March 31, 2002, ¥12,751 million for the year ended March 31, 2003 and ¥17,166 million for the year ended March 31, 2004.

Merchant Banking

In October 2001, we established the Merchant Banking division within Global Wholesale, which combines our principal finance business in Japan and Europe, and other private equity businesses in Japan and Europe.

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. The Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Since March 27, 2002, our principal finance investments in Europe have been managed by Terra Firma, as explained in “Private Equity Investments” below.

Operating Results of Merchant Banking

	Year Ended March 31,
	2002	2003	2004
	(in millions)
Net revenue	¥135,757	¥(6,647)	¥10,720	$103
Non-interest expenses	58,037	8,628	10,220	98

Income before income taxes	¥77,720	¥(15,275)	¥500	$5

Net revenue increased from (¥6,647) million for the year ended March 31, 2003 to ¥10,720 million for the year ended March 31, 2004, due primarily to realized gains from investments in Japan from which we exited and a rise in the fair value of the Terra Firma investment in Europe.

Net revenue decreased from ¥135,757 million for the year ended March 31, 2002 to (¥6,647) million for the year ended March 31, 2003, due primarily to the impact of the worldwide recession, which depressed asset values and limited exit opportunities.

Non-interest expenses increased by 18% from ¥8,628 million for the year ended March 31, 2003 to ¥10,220 million for the year ended March 31, 2004, mainly due to increases in compensation and benefits.

Non-interest expenses decreased by 85% from ¥58,037 million for the year ended March 31, 2002 to ¥8,628 million for the year ended March 31, 2003, mainly due to decreases in compensation and benefits.

Income before income taxes was ¥77,720 million for the year ended March 31, 2002, loss before income taxes was ¥15,275 million for the year ended March 31, 2003 and income before income taxes was ¥500 million for the year ended March 31, 2004.

Asset Management

In Asset Management, principally conducted through Nomura Asset Management, we develop and manage investment trusts, which we and other financial institutions distribute, and earn management fees for the portfolio management of investment trusts. We also provide investment advisory services for pension funds and other institutional customers. Net revenues mainly consist of asset management and portfolio service fees. Additionally, in the defined contribution pension business, we receive commissions as a defined contribution pension plan administrator.

Operating Results of Asset Management

	Year Ended March 31,
	2002	2003	2004
	(in millions)
Non-interest revenues	¥46,840	¥34,828	¥34,300	$329
Net interest revenue	367	2,232	1,657	16

Net revenue	47,207	37,060	35,957	345
Non-interest expenses	37,031	33,866	37,004	355

Income before income taxes	¥10,176	¥3,194	¥(1,047)	$(10)

Net revenue decreased by 3% from ¥37,060 million for the year ended March 31, 2003 to ¥35,957 million for the year ended March 31, 2004, due primarily to decreases in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts.

Net revenue decreased by 21% from ¥47,207 million for the year ended March 31, 2002 to ¥37,060 million for the year ended March 31, 2003, due primarily to decreases in asset management and portfolio service fees reflecting declines in the outstanding balance of our Long-term Bond Investment Trusts.

Non-interest expenses increased by 9% from ¥33,866 million for the year ended March 31, 2003 to ¥37,004 million for the year ended March 31, 2004, due primarily to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management in September 2003.

Non-interest expenses decreased by 9% from ¥37,031 million for the year ended March 31, 2002 to ¥33,866 million for the year ended March 31, 2003, partly due to a decrease in compensation and benefits.

Income before income taxes was ¥10,176 million for the year ended March 31, 2002 and ¥3,194 million for the year ended March 31, 2003, and loss before income taxes was ¥1,047 million for the year ended March 31, 2004.

Nomura Asset Management’s assets under management

	As of March 31,
	2002	2003	2004
	(in billions)
Publicly offered stock investment trusts	¥3,199	¥3,168	¥4,484
Publicly offered bond investment trusts	10,388	7,253	6,345
Privately placed investment trusts	181	238	428
Investment advisory	4,447	3,578	4,423

Total	¥18,214	¥14,237	¥15,681

(Note) There are some assets that are calculated in a partially overlapping manner, due to funds of funds.

Asset Management Business of Nomura Asset Management

The assets under management of Nomura Asset Management was ¥15.7 trillion as of the year ended March 31, 2004, reflecting a decrease of ¥2.5 trillion from the year ended March 31, 2002, and an increase of ¥1.4 trillion from the year ended March 31, 2003. As of March 31, 2004, the assets under management of Nomura Asset Management included publicly offered stock investment trusts in the aggregate principle amount of ¥4.5 trillion, publicly offered bond investment trusts in the aggregate principal amount of ¥6.3 trillion, privately placed investment trusts in the aggregate principal amount of ¥0.4 trillion, and investment advisory activities covering assets in the amount of ¥4.4 trillion.

With respect to publicly offered stock investment trusts, in a trend that started in the year ended March 31, 2003 and continued through the year ended March 31, 2004, a number of Exchange Traded Funds, to which Japanese financial institutions contributed stocks, as a means to unwind their cross-shareholdings, were established. During the year ended March 31, 2004, the Nikkei Stock Average had surged to 11,715.39 points as of the end of March 2004 from 7,972.71 points as of the end of March 2003, representing an appreciation of 47%. As a result, the total net assets of stock investment trusts managed by Nomura Asset Management as of March 31, 2004 amounted to ¥4,484 billion, representing an increase of ¥1,316 billion, or 42%, from ¥3,168 billion as of March 31, 2003. Investment advisory assets of Nomura Asset Management increased to ¥4,423 billion as of March 31, 2004 from ¥3,578 billion as of March 31, 2003, due primarily to an increase of assets from overseas investors.

With respect to publicly offered bond investment trusts, net assets declined in each of the years ended March 31, 2003 and 2004. For the year ended March 31, 2003, the aggregate principal amount of MMFs decreased by ¥500 billion, representing a 26% change. Due to a change of the appraisal method for composite bonds and general declines in interest rates, the net assets for the publicly offered bond investment trusts, whose targeted distribution amounts dropped substantially, decreased by ¥2,269.5 billion from ¥6,299.5 billion at March 31, 2002 to ¥4,030.0 billion at March 31, 2003. At the same time, the net assets for publicly offered bond investment trusts decreased to ¥7.3 trillion as of March 31, 2003, compared with ¥10.4 trillion at March 31, 2002. The net assets for the publicly offered bond investment trusts also decreased by ¥1,389.8 billion from ¥4,030.0 billion at March 31, 2003 to ¥2,640.2 billion at March 31, 2004. At the same time, the net assets for publicly offered bond investment trusts decreased to ¥6.3 trillion as of March 31, 2004, compared with ¥7.3 trillion at March 31, 2003

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts declined to 28% as of March 31, 2004 because of an overall increase in the market size of publicly offered stock investment trusts.

The share of Nomura Asset Management in the fund market of Japan

	As of March 31,
	2002	2003	2004
Total of publicly offered investment trusts	33%	30%	28%
Stock investment trusts	21%	19%	19%
Bond investment trusts	40%	40%	40%

Defined contribution pension plan business in Japan

In connection with the defined contribution pension plan business in Japan, we offer various services. Among other things, we provide consulting and support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education. As of the end of March 2004, there were 59 plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 185,000 persons, which was the largest in Japan.

Other Operating Results

Other operating results include gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, impairment loss on long-lived assets, corporate items and other financial adjustments. We introduced a new methodology to allocate Headquarters’ expenses to our three business segments effective April 1, 2002. Had we not applied the current allocation methodologies for the year ended March 31, 2003, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥ 42,758 million, ¥ 99,734 million and ¥ 3,883 million, respectively. Please refer to Note 18 to our consolidated financial statements included in this annual report for a reconciliation of segment results to income statement information.

Loss before income taxes in other operating results was ¥143,397 million and ¥40,705 million for the years ended March 31, 2002 and 2003, respectively, and income before income taxes in other operating results was ¥8,499 million for the year ended March 31, 2004.

Among our listed affiliates that are accounted for under the equity method in our consolidated financial statements, JAFCO, which is in the business of investing in and enhancing the equity value of non-listed companies, currently comprises a substantial portion of the aggregate carrying amount of our equity investments. During the years ended March 31, 2002 and 2003, the overall decline in market conditions in Japan led to a decrease in revenues relating to JAFCO-backed initial public offerings, and this contributed to a substantial decline in JAFCO’s share price. As a result, we determined that there was an other-than-temporary loss on our investment in JAFCO, and we recorded an impairment loss on that investment of ¥92,441 million and ¥21,165 million for the year ended March 31, 2002 and 2003, respectively. This loss is included in “Non-interest expenses—Other” in our consolidated income statement for these years. For further information on these losses, see Note 16 to our consolidated financial statements included in this annual report.

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

Effect of Consolidation/Deconsolidation of the PFG Entities

Prior to March 27, 2002, the PFG entities were owned by an operating unit of Nomura and their financial position and results of operations were included in our consolidated financial statements. As described in “Private Equity Investments” below, on March 27, 2002, we contributed most of our interests in certain of the PFG entities to Terra Firma Capital Partners I (“TFCPI”), a limited partnership involved in the private equity business, in exchange for a limited partnership interest. The general partner of the limited partnership manages these investments, together with one other PFG entity, Annington, which was not transferred to the partnership. We ceased consolidating the PFG entities at that time and commenced accounting for the investments at fair value. The effects of consolidation and deconsolidation of the PFG entities were reflected in our consolidated financial statements but not in our segment information. This is because we view and treat our PFG businesses as private equity investments made for capital appreciation and manage them based on management’s estimate of fair value. Our financial exposure is limited to the fair value of our direct investments. For a further discussion of this accounting treatment, see Note 18 to our consolidated financial statements included in this annual report.

Summary of Regional Contribution

For a summary of our net revenue, income before income taxes and identifiable assets by geographic region, see Note 18 to our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subjected to statutory capital requirements, including those of Japan, the United Kingdom, the United States and certain other countries in which we operate.

In Japan, we are subject to the capital adequacy rule of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio of not less than 120%. The calculation of a capital adequacy ratio is described in “Regulatory Capital Rules—Japan” under Item 4.B of this annual report. As of March 31, 2004, we had a capital adequacy ratio of 230.2% compared to 260.2% as of March 31, 2003.

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

Critical Accounting Policies and Estimates

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

In determining fair value, we set forth five categories of financial instruments as described below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2004
	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥13,026	¥5,498	$125	$53
Non-trading debt securities	203	—	2	—
Investments in equity securities	169	—	2	—
Private equity investments	292	—	3	—
Derivative contracts(1)	520	479	5	5

	Billions of yen
	March 31, 2003
	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥8,474	¥3,375
Non-trading debt securities	270	—
Investments in equity securities	138	—
Private equity investments	271	—
Derivative contracts(1)	541	514

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2004
	With price transparency	With little or no price transparency	Total
Trading securities inventory	¥12,380	¥646	¥13,026
Trading securities sold but not yet purchased	5,493	5	5,498
Non-trading debt securities	183	20	203
Investments in equity securities	139	30	169
Private equity investments	—	292	292

	Billions of yen
	March 31, 2003
	With price transparency	With little or no price transparency	Total
Trading securities inventory	¥7,883	¥591	¥8,474
Trading securities sold but not yet purchased	3,366	9	3,375
Non-trading debt securities	94	176	270
Investments in equity securities	93	45	138
Private equity investments	—	271	271

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

Certain trading and non-trading debt securities are less liquid and priced using management’s best estimate of fair value. These type of instruments include non-investment grade and distressed corporates debt, emerging market debts, mortgage and commercial loans, mortgage derivatives, non-investment grade piece of structured notes, and notes with embedded exotic option.

Private equity investments

Private equity investments primarily are carried at fair value. Corresponding changes in the fair value of these investments are included in Gains/losses on private equity investments. The determination of fair value is significant to our financial condition and results of operations and requires management to make judgments based on complex factors. As the underlying investments generally are in non-publicly listed companies, there are no externally quoted market prices available. In estimating fair value, we estimate the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. See “Private Equity Investments” discussed below.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair values of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2004
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥16	¥9	$0	$0
OTC derivatives	504	470	5	5

	¥520	¥479	$5	$5

	Billions of yen
	March 31, 2003
	Assets	Liabilities
Listed derivatives	¥21	¥14
OTC derivatives	520	500

	¥541	¥514

The fair values of OTC derivative assets and liabilities at March 31, 2003 and 2004 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2004
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥135	¥159	¥112	¥117	¥225	¥(244)	¥504
OTC derivative liabilities	78	117	118	67	122	(32)	470

	Billions of yen
	March 31, 2003
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥108	¥145	¥70	¥100	¥254	¥(157)	¥520
OTC derivative liabilities	80	91	126	58	249	(104)	500

Note: (1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

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

Accounting Developments

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) 46. FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. VIEs are required to be consolidated by the primary beneficiaries of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. In accordance with the original provisions, we adopted FIN 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003, we were initially required to adopt FIN 46 in the period beginning after June 15, 2003, i.e., July 1, 2003 in our case.

In October, 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in our case. The FASB also deferred the effective date for applying FIN 46 to “non-registered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the Audit Guide (AICPA Audit and Accounting Guide—Audits of Investment Companies) and accounting by parent companies and equity method investors for investments in investment companies. In

December 2003, the FASB issued a revision to FIN 46 (FIN 46-R), which incorporated October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. We applied FIN 46-R to all VIEs other than non-registered investment companies created before February 1, 2003, in which it held a variable interest as of December 2003. The implementation of FIN 46-R did not have a material impact on our consolidated financial statements for the year ended March 31, 2004.

In April 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 did not have a material impact on our consolidated financial statements for the year ended March 31, 2004.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify certain financial instruments with characteristics of both liabilities and equity as liabilities (or an asset in some circumstances). Many of those instruments were previously classified as equity. Under SFAS No. 150, certain financial instruments issued in the form of shares that are mandatorily redeemable, that embody an obligation to repurchase the issuer’s equity shares, and that the issuer must or may settle by issuing a variable number of its equity shares, are classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on our consolidated financial statements for the year ended March 31, 2004.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosure about Pensions and Other Postretirement Benefits.” SFAS No. 132 revises employers’ disclosure about pension plans and other postretirement benefits by requiring additional disclosures such as description of the type of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognized during the periods. The statement does not change the measurement or recognition of the plans. Additional required annual disclosures are effective for the year ended March 31, 2004.

Private Equity Investments

We had been actively involved in the private equity business, through our UK based Principal Finance Group (“PFG”). As a result of a review to determine the optimum structure to run this business going forward, on March 27, 2002, we restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of us, assumed management of these investments, together with one investment, Annington Holdings plc, which was not transferred to the partnership. With effect from March 27, 2002, we ceased consolidating the PFG entities and account for these investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with the accounting practices for broker-dealers and applicable to investment companies. This accounting treatment is effective only for periods on and after March 27, 2002. Thus, operating results for the years ended March 31, 2003 and 2004 are not directly comparable to prior years regarding the PFG entities.

A summary of the principal PFG entities as of March 27, 2002, immediately prior to the reorganization described below, was as follows:

Name of Company	Activity	Location
Carmelite Capital Limited	Rental and sale of consumer	United Kingdom
Electronics
Thresher Wines Capital Limited	Sale of beer, wine and spirits	United Kingdom
Annington Holdings plc	Investment in properties	United Kingdom
Deutsche Annington Holdings Limited	Investment in properties	Germany
Meridien Capital Limited	Hotels	United Kingdom

We recognized revenue amounting to ¥232,472 million through the deconsolidation of the PFG entities during the fiscal year ended March 31, 2002. This gain was as a result of the March 31, 2002 estimated fair value exceeding the carrying value of the investment. The carrying value was the cost of the investment less book losses incurred during the period of ownership. In other words, the 2002 gain is primarily the reversal of losses that had previously been consolidated. The fair value of the Terra Firma investments was derived from their projected future cash flows discounted at their weighted average cost of capital and, in some cases, real estate property valuations received from independent valuation specialists. The estimated fair value of Terra Firma investments was ¥265,742 million and ¥287,246 million ($2,757 million) at March 31, 2003 and 2004, respectively. Of this, the respective percentages at March 31, 2003 and 2004 are 64 % and 65% for Real Estate, 6% and 12% for the Services Sector and the remaining balance of 30% and 23% is in Consumer Businesses, which includes Retail and Consumer Finance.

Terra Firma Capital Partners Limited (“TFCPL”) has been established by former employees of us to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. We also agreed to be a 10% founder investor in a new private equity fund (“TFCP II”), which has been raised by TFCPL. At March 31, 2004, TFCP II closed commitments of ¥251 billion ($2.4 billion) and we have a commitment of ¥25,073 million ($241 million), of which ¥3,996 million ($38 million) had been drawn down for investments. We also accounts for our investment in TFCP II at fair value.

We also have a growing private equity business in Japan, which it operates through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception, NPF has made 13 investments for an aggregate value of ¥ 71,250 million ($684 million) and exited from 2 of these investments. During the year ended March 31, 2004, NPF acquired three businesses in separate transactions. These acquisitions were not significant individually. The purchase price, net of cash acquired was ¥29,491 million ($283 million). The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. The AICPA is expected to issue in 2004 a Statement of Position (“SOP”)—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies. When the SOP is issued, we will make a determination under the guidance provided by the SOP as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

We do not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the investment Company Audit Guide (the “Audit Guide”). As discussed in Note 1, the FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company SOP is finalized. The most significant of the entities currently excluded from FIN46-R are the Terra Firma investments. Our interest in these investments totals ¥287 billion ($2.8 billion), which is already recorded on the consolidated balance sheet at March 31, 2004. This amount represents our maximum exposure to loss at that date. When the SOP is issued, we will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of our review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on our consolidated financial statements in the future. However, adopting FIN 46-R will not materially change our economic exposure with respect to these investments.

As stated above, Terra Firma investments are carried at fair value. Corresponding changes in the fair value of these investments are included in Gains/losses on private equity investments. The determination of fair value is significant to our financial condition and results of operations and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no externally quoted market prices available. As a result, our Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, among other things, Terra Firma’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows us to produce its own estimates of the fair value for each underlying investment.

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

Profit share payable to third parties.

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

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the Discounted Cash Flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered.

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered.

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Terra Firma investments represents the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or to Terra Firma.

For recently acquired investments (i.e., those acquired within 12 months, such as the investment in TFCP II), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

In April 2004, NPF has entered into an agreement to strengthen the capital base of Millennium Retailing Group (“MRG”), a major Japanese department store chain. Under the agreement, NPF will acquire ¥20 billion ($0.2 billion) of new shares to be issued by MRG around July 2004 and additional ¥30 billion ($0.3 billion) around the end of January 2005, giving NPF a majority stake.

B. Liquidity and Capital Resources.

Liquidity

Overview

Liquidity is of critical importance to companies in the financial services sector. We seek to withstand market shocks for periods lasting over one year without relying on additional unsecured financing or forcing the liquidation of trading assets. We achieve this primarily by maintaining sufficient long-term debt and equity to meet the cash capital requirements of all our assets and by maintaining a portfolio of cash and highly liquid securities that can be converted to cash through sale or pledge in order to meet our immediate liquidity requirements.

Cash Flow

Our cash flows are primarily related to the operating and financing activities undertaken in connection with our trading and market-making businesses. The following is the summary information on our consolidated cash flows for the years ended March 31, 2003 and 2004:

	Year ended March 31, 2003	Year ended March 31, 2004
	(in billions)
Net cash provided by (used in) operating activities	¥34.1	¥(1,825.9)
Net income	119.9	172.3
Trading assets and private equity investments	(1,167.7)	(2,836.9)
Trading liabilities	1,242.3	2,152.2
Other, net	(160.4)	(1,313.5)
Net cash provided by (used in) investing activities	134.1	45.5
Decrease in non-trading debt securities, net	152.2	61.7
Other, net	(18.1)	(16.2)
Net cash provided by (used in) financing activities	(24.6)	1,945.5
Long-term borrowings, net	330.2	160.7
Short-term borrowings, net	(290.8)	1,824.5
Other, net	(64.0)	(39.7)
Effect of exchange rate changes	(9.0)	(19.0)

Net increase in cash and cash equivalents	¥134.6	¥146.1

Please refer to our consolidated statements of cash flows included in this annual report for more detailed information.

In the year ended March 31, 2004, our cash and cash equivalents increased by ¥146.1 billion to ¥637.4 billion. We used ¥1,825.9 billion in net cash for operating activities. This was largely due to the increase of our trading assets, mainly highly liquid government bonds, notes and bills. We raised ¥1,945.5 billion in net cash from financing activities. Short-term borrowings include secured loan from the Bank of Japan, which we utilized as an alternative financing tool to repurchase agreements and explain most of the change in the category.

In the year ended March 2003, net cash of ¥34.1 billion was provided by operating activities. Although we have used ¥1,167.7 billion for trading assets, the cash usage was offset by ¥1,242.3 billion increase in trading liabilities. Net cash used in financing activities was ¥24.6 billion. We have increased ¥330.2 billion of long-term borrowings and reduced ¥290.8 billion of short-term borrowings.

Liquidity Objective

We maintain a highly liquid balance sheet comprised primarily of marketable securities matched with a liability structure which ensures that liquidity is available regardless of market conditions. We seek to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of assets, although we may from time to time decide to sell assets in the course of normal business or for strategic purposes. Our management establishes our overall liquidity policies.

Liquidity Policies

In order to meet our liquidity objective described above, we have designed the following liquidity policies:

Diversify Funding Sources.    We seek to reduce refinancing risk by maintaining diversified sources of unsecured funding. We diversify funding by product and market. We benefit by distributing a significant portion of our liabilities through our own sales force to a large diversified client base.

As of March 31, 2003 and 2004, our unsecured funding sources were as follows:

	March 31, 2003		March 31, 2004
	(in billions, except percentages)
Short-Term Unsecured Debt Total (1) (2)	¥914.0	20.3%	¥892.2	18.3%
Short-Term Bank Borrowing	117.1		126.4
Other Loans	15.8		4.8
Commercial Paper	251.2		283.0
Deposit at Banking Entities	233.5		229.9
Certificate of Deposits	22.7		25.8
Bonds and Notes maturing within one year	273.7		222.3
Long-Term Unsecured Debt Total	1,955.4	43.3%	2,186.1	45.0%
Long-Term Bank Borrowing	296.4		359.1
Other Loans	155.4		149.5
Bonds and Notes	1,503.6		1,677.5
Shareholders’ Equity	1,642.3	36.4%	1,785.7	36.7%

(1)	Short-Term Unsecured Debt does not include secured loan from the Bank of Japan and secured call loans.
(2)	Includes the current portion of long-term unsecured debt.

Ensure Appropriate Funding Mix.    We seek to maintain sufficient long-term debt and equity to meet the cash capital requirements of all our assets. Liquidity is measured by our ability in a stress condition to finance those assets using secured funding, including repurchase agreements and securities lending transactions. We finance the cash capital needs of our assets with long-term debt and equity, and we calculate such needs using conservative estimates of the assets’ secured borrowing power.

Consistent with our aim of maintaining an appropriate funding mix, we have reduced our reliance on short-term unsecured financing, thereby reducing the effect of a potential liquidity event. As of March 31, 2004, our long-term unsecured financing totaled ¥2,186.1 billion, well over the short-term unsecured financing in the amount of ¥892.2 billion (which excludes secured loans from the Bank of Japan and secured call loans but includes the current portion of long-term unsecured debt). For the most part, our long-term debt is issued on a variable rate basis, or issued on a fixed rate basis and swapped into variable-rate debt, and is thus linked to short-term money market indices to avoid interest rate risk arising from a change in the shape or level of the yield curve. All of our structured notes are hedged with financial instruments in order to realize a scheduled cash flow.

Maintain a Liquidity Portfolio.    We seek to maintain a portfolio of cash and highly liquid securities that can be converted to cash through sale or pledge so that we can satisfy our immediate liquidity requirements. As of March 31, 2004, we maintained a ¥1,775.1 billion liquidity portfolio that consisted of cash, cash equivalents and government securities, mostly denominated in Japanese yen and U.S. dollar, as shown below:

	March 31, 2003	March 31, 2004
	(in billions)
Liquidity Portfolio	¥1,629.1	¥1,775.1
Cash, Cash Equivalent and Deposits	913.8	886.1
Overnight Call Loans	113.6	41.5
Government Securities	601.7	847.5

We have structured our liquidity portfolio under the assumption that, in some instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and that funds or securities might not be freely available from a subsidiary to the parent company. The cost and availability to a company of unsecured funding are generally dependent on credit ratings and could be adversely affected by a debt rating downgrade or deterioration in certain of the company’s financial ratios or other measures of financial performance. For example, the cost of issuing commercial paper may rise due to a downgrade of our short-term debt ratings. Accordingly, the structure of our liquidity portfolio takes into consideration the following:

•	upcoming maturities of unsecured debt;

•	potential buy backs of our outstanding debt;

•	collateral outflows related to derivatives transactions;

•	market halt due to a large-scale disaster; and

•	difficulty in issuing new debt due to downgrade of our short-term and/or long-term debt ratings.

In addition to the liquidity portfolio, we had other unencumbered assets whose estimated net liquidity value as of March 31, 2004 was ¥1,125.5 billion.

As of March 31, 2004, the estimated net liquidity value of other unencumbered assets alone represented 126% of our total short-term unsecured debt. The aggregate value of the liquidity portfolio and the estimated net liquidity value of other unencumbered assets was ¥2,900.6 billion, which represented 325% of our total short-term unsecured debt.

	March 31, 2003	March 31, 2004
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,085.3	¥1,125.5
Liquidity Portfolio	1,629.1	1,775.1

Total	¥2,714.4	¥2,900.6

Maintain Committed Bank Facilities.    We maintain undrawn syndicated and bilateral committed credit facilities with a group of globally recognized banks in order to provide contingent financing sources. The maturity dates of these facilities are distributed evenly in order to prevent excessive maturities of facilities in any given period. We do not believe that any of the covenant requirements in the facilities will impair our ability to draw them.

The undrawn portion of these facilities amounted to ¥805.8 billion as of March 31, 2004. The decrease of ¥115.6 billion from the previous year reflects a commensurate increase in the value of our liquidity portfolio, which we consider more usable in a liquidity event.

	March 31, 2003	March 31, 2004
	(in billions)
Undrawn Committed Facilities	¥921.4	¥805.8

Reduce Refinancing Risk.    In order to manage refinancing risk, we set limits for the amount of debt maturing each year and during any quarter. We maintain a detailed contingency funding plan that is updated periodically to assure sufficient liquidity in the event that our access to financing is impaired.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we compete, reputation, movements and volatility of our earnings, risk management policies, liquidity and capital management. An adverse change in any of these factors could result in a reduction of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our debt ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of March 31, 2004, the credit ratings of Nomura Holdings and Nomura Securities provided by such credit rating agencies were as follows:

Nomura Holdings Inc.	Short-term Debt	Senior Debt
Standard & Poor’s	A2	BBB
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA

Nomura Securities Co.	Short-Term	Senior Debt
Standard & Poor’s	A2	BBB+
Moody’s Investors Service	P2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA

Each of Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. is a credit rating agency nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities in Japan and also for purposes of our domestic trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

Capital Resources

Capital Adequacy

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Our senior management is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

Our capital was ¥1,785.7 billion as of March 31, 2004 compared with ¥1,642.3 billion as of March 31, 2003. Our leverage ratio as of March 31, 2004 has increased to 16.7 times from 12.9 times as of March 31, 2003, largely due to the increase of our trading assets, mainly highly liquid government bonds, notes and bills.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31,
	2003		2004
	(in billions, except ratios)
Shareholders’ equity	¥1,642.3		¥1,785.7
Total assets	21,169.4		29,753.0
Adjusted assets(1)	12,566.2		16,871.2
Leverage ratio(2)	12.9	x	16.7	x
Adjusted leverage ratio(3)	7.7	x	9.4	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

During the year ended March 31, 2004, we repurchased 3 million shares of our common stock.

Capital Policy

Capital adequacy is an important strategic objective of our financial management. We have devised a global risk management methodology that seeks to ensure that our capital is adequate to cover the economic risks inherent to our businesses, including market risk, credit risk, event risk and market liquidity risk. Under this methodology, we calculate the required capital levels of our businesses based on our trading strategies. To determine our required aggregate capital level, we take a portfolio approach that is based on conservative diversification assumptions. Adequacy on a legal entity basis is driven by a combination of regional economic needs together with regulatory requirements and rating agency guidelines. At the same time, in order to achieve a maximum return on our aggregate capital, efficient allocation of capital becomes another important strategic objective. We constantly review our capital base, its allocation and our business mix to ensure it delivers return on equity commensurate to our risk profile, the market circumstances, and our peer group.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E. Off-Balance Sheet Arrangements.

In connection with our operating activities, we enter into various off-balance sheet arrangements, which may require future payments. We utilize special purpose entities, or SPEs, to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Our involvement with SPEs includes structuring SPEs and acting as administrator of SPEs, as well as underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. We derecognize financial assets transferred in securitizations provided that we have relinquished control over such assets. We may obtain an interest in the financial assets, including residual interests in the SPEs, subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within our consolidated balance sheets, with the change in fair value included in revenues. In the normal course of business, we act as transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with our securitization activities. We purchase and sell variable interests in VIE, in connection with our market-making and investing activities. For further information about off-balance arrangements with SPEs and VIEs, see Note 6 to the consolidated financial statements included in this annual report. Our other types of off-balance sheet arrangements include guarantee agreements, derivative contracts, commitments to extend credit, commitments in connection with merchant banking activities and lease commitments.

In the normal course of our banking/financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. We enter into derivative contracts in connection with our trading activities to manage our interest rate, market price and currency exposures, and our non-trading activities to manage our interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities. We generally enter into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in the event of a counterparty’s bankruptcy under certain circumstances, and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from our dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.” Contracts with counterparties which are in a net loss position at fair value are recorded as liabilities.

In the normal course of our banking/financing activities, we enter into contractual commitments to extend credit, which generally have a fixed expiration date. In connection with our investment banking activities, we have entered into agreements with customers under which we have committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit.

We have commitments to invest in partnership interests, primarily in connection with our merchant banking activities and also have commitments to provide financing for partnership related to such investments. The outstanding commitments under these agreements are included in Commitments in connection with merchant banking activities.

The following table shows our significant off-balance sheet arrangements at March 31, 2004:

	Total contractual amount
	(in millions)
Standby letters of credit and other guarantees	¥29,424	$282
Derivative contracts(1)	478,849	4,596
Operating lease commitments	32,996	317
Commitments to extend credit	102,508	984
Commitments in connection with merchant banking activities	57,581	553

(1)	This item represents the liability balance of derivative contracts at March 31, 2004. Securities options are classified as derivative contracts.

Contractual amounts of these commitments as well as the future expiration at March 31, 2004 were as follows:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Commitments to extend credit	¥102,508	¥30,019	¥54,550	¥—	¥17,939
Commitments in connection with merchant banking activities	57,581	298	22,204	13,159	21,920

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Commitments to extend credit	$984	$288	$524	$—	$172
Commitments in connection with merchant banking activities	553	3	213	126	211

The contractual amounts of these commitments represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

We have commitments to enter into resale and repurchase agreements of ¥2,527 billion ($ 24 billion) and ¥3,538 billion ($34 billion) at March 31, 2004, respectively.

F. Tabular Disclosure of Contractual Obligations.

In connection with our operating activities, we enter into various contractual obligations and contingent commitments, which may require future payments. We issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest rate in accordance with our funding policy. We lease our office space and certain employees’ residential facilities in Japan under cancelable lease agreements which are customarily renewed upon expiration. We also lease certain equipment and facilities under noncancelable lease agreements.

The following table shows our contractual obligations and contingent commitments as well as the future expiration at March 31, 2004:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	¥2,385,469	¥199,349	¥385,480	¥517,193	¥1,283,447
Operating lease commitments	32,996	5,963	9,185	7,402	10,446
Commitments to extend credit	102,508	30,019	54,550	—	17,939
Commitments in connection with merchant banking activities	57,581	298	22,204	13,159	21,920

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	$22,898	$1,914	$3,700	$4,964	$12,320
Operating lease commitments	317	57	88	72	100
Commitments to extend credit	984	288	524	—	172
Commitments in connection with merchant banking activities	553	3	213	126	211

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, time and other deposits received and other payables, securities financing transactions (such as resale and repurchase agreements), and trading liabilities.

Item 6. Directors and Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Nomura’s Directors as of June 25, 2004. With respect to the information under “Business Experience” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Junichi Ujiie	Chairman of the Board of Directors	Nov. 1975	Joined Nomura
(Oct. 12, 1945)	Chairman of the Nomination Committee	Jun. 1990	Director
	Chairman of the Compensation Committee	Jun. 1992	Director and Head of Americas Division
	Senior Managing Director Director and President & Chief	Jun. 1995	Managing Director and Head of Americas Division
	Executive Officer of Nomura Institute of Capital Markets Research	Jun. 1996	Managing Director in charge of Risk Analysis Division
		May 1997	President & CEO
		Apr. 2003	Chairman of the Board of Directors
		Jun. 2003	Chairman of the Board of Directors and Senior Managing Director

Nobuyuki Koga	Director	Apr. 1974	Joined Nomura
(Aug. 22, 1950)	President & Chief Executive Officer	Jun. 1995	Director in charge of Human Resources
	Representative Executive Officer	May 1997	Director in charge of Planning

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
	Director and President & Chief Executive Officer of Nomura Securities Co., Ltd.	Jun. 1998	Director in charge of Planning Division
		Apr. 1999	Managing Director in charge of Planning Division
		Jun. 2000	Executive Vice President
		Apr. 2003	President & CEO
		Jun. 2003	Director and President & CEO

Hiroshi Toda	Director	Apr. 1975	Joined Nomura
(Sep. 12, 1951)	Deputy President & Chief Operating Officer	Jun. 1997	Director in charge of Fixed Income Division
	Representative Executive Officer Director and Deputy President &	Oct. 1998	Director in charge of Global Fixed Income
	Chief Operating Officer of Nomura Securities Co., Ltd.	Jun. 2000	Executive Managing Director in charge of Investment Banking Unit
	Director of Nomura Asset Management Co., Ltd.	Oct. 2001	Director
		Apr. 2003	Executive Vice President & COO
		Jun. 2003	Director and Deputy President & COO

Kazutoshi Inano	Director	Apr. 1976	Joined Nomura
(Sep. 4, 1953)	Deputy President & Co-Chief Operating Officer	Jun. 1997	Director in charge of Human Resources
	Representative Executive Officer Director and President & Chief	Apr. 1999	Director in charge of Marketing Division
	Executive Officer of Nomura Asset Management Co., Ltd.	Jun. 1999	Director in charge of Marketing Division and Business Development & IPO Department
	Co-Chairman of Nomura BlackRook Asset Management Co., Ltd.	Jun. 2000	Executive Managing Director in charge of Retail Business Unit
		Oct. 2001	Director
		Apr. 2003	Executive Vice President & Co-COO
		Jun. 2003	Director and Deputy President & Co-COO

Nobuyuki Shigemune	Director	Apr. 1972	Joined Nomura
(Aug. 7, 1949)	Director of Nomura Securities Co., Ltd.	Jun. 1993	Director in charge of Chubu and Kinki Area of Marketing Division
		Jun. 1995	Director in charge of Kinki Area of Marketing Division
		May 1997	Managing Director stationed in Osaka and Osaka Branch Manager
		Dec. 1997	Managing Director stationed in Osaka
		Apr. 1999	Retired from Managing Director
		Jun. 1999	President of The Nomura Trust & Banking Co., Ltd.

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
		Jun. 2003	Director and President of The Nomura Trust & Banking Co., Ltd.
		Mar. 2003	Retired from Director and President of The Nomura Trust & Banking Co., Ltd.
		Apr. 2004	Advisor
		Jun. 2004	Director

Shozo Kumano	Director	Apr. 1970	Joined Nomura
(Jul. 28, 1947)	Director of Nomura Asset Management Co., Ltd.	Jun. 1994	Director in charge of Nomura Group Department
		Jun. 1997	Statutory Auditor
		Jun. 2000	Retired from Statutory Auditor
		Jun. 2000	Statutory Auditor of Nomura Real Estate Development Co., Ltd.
		Jun. 2002	Retired from Nomura Real Estate Development Co., Ltd.
		Jun. 2002	Statutory Auditor of Nomura Asset Management Co., Ltd. (currently, Director of Nomura Asset Management Co., Ltd.)
		Jun. 2003	Director

Masaharu Shibata (Feb. 21, 1937)	Director Member of the Nomination	Jun. 1994	President & CEO of NGK Insulators, Ltd.
	Committee	Oct. 2001	Director
	Member of the Compensation Committee	Jun. 2002	Chairman & CEO of NGK Insulators, Ltd.
Director of Nomura Securities Co., Ltd.
Chairman & CEO of NGK Insulators, Ltd.
Chairman & CEO of NGK Technica, Ltd.

Hideaki Kubori	Director	Apr. 1971	Registered as attorney at law and joined Mori Sogo Law Offices
(Aug. 29, 1944)	Member of the Nomination Committee
	Member of the Compensation Committee	Mar. 1998	Left Mori Sogo Law Offices
	Director of Nomura Securities Co., Ltd.	Apr. 1998	Chairman of Hibiya Park Law Offices
	Chairman of Hibiya Park Law Offices	Apr. 2001	President of Daini Tokyo Bar Association and Vice President of Japan Federation of Bar Associations
		Oct. 2001	Director
		Mar. 2002	Retired from President of Daini Tokyo Bar Association and Vice President of Japan Federation of Bar Associations

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Haruo Tsuji	Director	Jun. 1986	President of Sharp Corporation
(Dec. 6, 1932)	Chairman of the Audit Committee Director of Nomura Securities Co.,	Jun. 1998	Corporate Advisor of Sharp Corporation
	Ltd.	Jun. 2001	Statutory Auditor
	Corporate Advisor of Sharp Corporation	Jun. 2003	Director

Fumihide Nomura	Director	Apr. 1957	Joined Nomura
(Apr. 13, 1934)	Member of the Audit Committee	Dec. 1976	Director
	President of Nomura Shokusan Co., Ltd.	Dec. 1979	Managing Director
		Dec. 1982	Statutory Auditor
		Jun. 2003	Director

Koji Tajika	Director	Jun. 1993	CEO of Tohmatsu & Co.
(Jan. 7, 1936)	Member of the Audit Committee Director of Nomura Securities Co.,	Jun. 1997	Chairman & CEO of Tohmatsu & Co.
	Ltd. Trustee of International	May 1999	Retired from Chairman & CEO of Tohmatsu Co.
	Accounting Standards Committee Foundation Professor of Chuo Graduate School of Accounting Director of Murata	Jun. 1999	Chairman of Deloitte Touche Tohmatsu
		May 2000	Retired from Chairman of Deloitte Touche Tohmatsu
	Manufacturing Co., Ltd. Statutory Auditor of Sumitomo Corporation	Jun. 2000	Trustee of International Accounting Standards Committee Foundation
		Jun. 2001	Advisor of Tohmatsu & Co.
		Apr. 2002	Professor of Chuo Graduate School of Accounting
		May 2002	Retired from Advisor of Tohmatsu & Co.
		Jun. 2002	Director of Murata Manufacturing Co., Ltd.
		Jun. 2003	Director
		Jun. 2003	Statutory Auditor of Sumitomo Corporation

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

Executive Officers

The following table provides information about Nomura’s Executive Officers as of June 25, 2004. With respect to the information under “Business Experience” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Current Positions	Business Experience
Junichi Ujiie (Oct. 12, 1945)	Chairman of the Board of Directors Senior Managing Director	See “Directors” under this Item 6.A.

Nobuyuki Koga (Aug. 22, 1950)	Director President & Chief Executive Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Hiroshi Toda (Sep. 12, 1951)	Director Deputy President & Chief Operating Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Kazutoshi Inano (Sep. 4, 1953)	Director Deputy President & Co-Chief Operating Officer Representative Executive Officer Head of Asset Management	See “Directors” under this Item 6.A.

Takashi Tsutsui	Senior Managing Director	Apr. 1974	Joined Nomura
(Jul. 3, 1950)		Jun. 1995	President of Nomura International plc and Nomura Option International plc and Head of Europe Equity Division
		Jun. 1997	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President of Nomura Securities Co., Ltd.)
		Jun. 2002	Director
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director

Takashi Yanagiya	Senior Managing Director	Apr. 1975	Joined Nomura
(Nov. 3, 1951)	Head of Global Wholesale	May 1997	General Manager of Corporate Finance & Services Department II and Financial Technology Information Department
		Jun. 1997	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President of Nomura Securities Co., Ltd.)

Name (Date of Birth)	Current Positions	Business Experience
		Apr. 2002	Head of Domestic Retail
		Jun. 2002	Director
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Global Wholesale

Kenichi Watanabe	Senior Managing Director	Apr. 1975	Joined Nomura
(Oct. 28, 1952)	Head of Domestic Retail	Jun. 1997	General Manager of Controller’s Department
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Oct. 2001	Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President of Nomura Securities Co., Ltd.)
		Apr. 2002	Head of Global Risk Management, Treasury, Controller, IR and IT & Operations
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director and Head of Global Risk Management, IR and IT & Operations
		Apr. 2004	Head of Domestic Retail

Takumi Shibata	Senior Managing Director	Apr. 1976	Joined Nomura
(Jan. 8, 1953)	Head of Corporate	Jun. 1997	President of Nomura International plc and Nomura Option International plc
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Director and Executive Vice President of Nomura Securities Co., Ltd.)
		Apr. 2002	Head of Global Investment Banking
		Apr. 2003	Head of Global Wholesale
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Corporate

Hiromi Yamaji	Senior Managing Director	Apr. 1977	Joined Nomura
(Mar. 8, 1955)	Regional Management of Europe Region	Jun. 1997	General Manager of Personnel Department
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Current Positions	Business Experience
		Apr. 2002	President of Nomura Europe Holdings plc
		Oct. 2002	Regional Management of Europe Region
		Jun. 2003	Retired from Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director
		Apr. 2004	Chairman of Nomura Europe Holdings plc

Manabu Matsumoto	Senior Managing Director	Apr. 1975	Joined Nomura
(Jun. 19, 1950)		Jun. 1995	General Manager of Corporate Finance & Services Department III
		Jun. 1998	Director
		Jun. 2001	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Yoshifumi Kawabata	Senior Managing Director	Apr. 1975	Joined Nomura
(Nov. 3, 1952)	Head of Global Merchant Banking	Dec. 1997	General Manager of Corporate Finance & Business Development Department
		Jun. 1998	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2002	Head of Global Merchant Banking
		Jun. 2003	Senior Managing Director

Shogo Sakaguchi	Senior Managing Director	Apr. 1976	Joined Nomura
(May 27, 1953)		Jun. 1996	Sapporo Branch Manager
		Jun. 1998	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Masanori Itatani	Senior Managing Director	Apr. 1976	Joined Nomura
(Oct. 13, 1953)	Head of Internal Audit	Jun. 1994	General Manager of Corporate Planning Department
		Jun. 1998	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)

Name (Date of Birth)	Current Positions	Business Experience
		Apr. 2002	Head of Global Corporate Communications
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Internal Audit

Yoshimitsu Oura	Senior Managing Director	Apr. 1977	Joined Nomura
(Jul. 8, 1954)		Jun. 1997	Umeda Branch Manager
		Apr. 1999	In charge of Marketing Division
		Jun. 1999	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Yusuke Yamada	Senior Managing Director	Apr. 1977	Joined Nomura
(Dec. 26, 1953)		May 1997	Chiba Branch Manager
		Apr. 1999	In charge of Marketing Division
		Jun. 1999	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Hitoshi Tada	Senior Managing Director	Apr. 1978	Joined Nomura
(Jun. 29, 1955)		Dec. 1997	General Manager of Business Conduct Advisory Department and Ethics & Discipline Department
		Apr. 1999	In charge of Marketing Division
		Jun. 1999	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Mar. 2003	Retired from Director
		Jun. 2003	Senior Managing Director

Yasuo Agemura	Senior Managing Director	Apr. 1976	Joined Nomura
(Feb. 19, 1954)	Head of Global Markets	Jun. 1997	General Manager of Fixed Income Department
		Jun. 2000	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2002	Head of Global Fixed Income
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Global Markets

Name (Date of Birth)	Current Positions	Business Experience
Akihiko Nakamura	Senior Managing Director	Apr. 1978	Joined Nomura
(Apr. 14, 1954)	Head of Global IT & Operations	Jun. 2000	General Manager of Retail Strategy Dept.
		Jun. 2001	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global IT & Operations

Hideyuki Takahashi	Senior Managing Director	Apr. 1979	Joined Nomura
(Jan. 10, 1956)	Regional Management of Americas Region	Nov. 2000	President of Nomura Securities International, Inc.
		Apr. 2002	Director of Nomura Securities Co., Ltd.
		Apr. 2002	President & CEO of Nomura Holding America Inc.
		Oct. 2002	Regional Management of Americas Region
		Jun. 2003	Retired from Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director

Hiroshi Tanaka	Senior Managing Director	Apr. 1980	Joined Nomura
(May 13, 1956)	Head of Global Corporate Communications	Apr. 1999	General Manager of Equity Department
		Apr. 2002	Head of Global Equity
		Apr. 2002	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Global Corporate Communications

Noriyuki Ushiyama	Senior Managing Director	Apr. 1978	Joined Nomura
(Aug. 16, 1953)	Head of Global Investment Banking	Jul. 2001	General Manager of Public Sector Institutions Department
		Apr. 2003	Head of Global Investment Banking
		Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Noriyasu Yoshizawa	Senior Managing Director	Apr. 1980	Joined Nomura
(Oct. 25, 1956)	Regional Management of Asia & Oceania Region	Jun. 2001	President of Nomura International (Hong Kong) Limited and Nomura Securities Philippines, Inc.

Name (Date of Birth)	Current Positions	Business Experience
		Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2003	President of Nomura Asia Holding N.V.
		Apr. 2003	Regional Management of Asia & Oceania Region
		Jun. 2003	Senior Managing Director

Yasuo Yoshihara	Senior Managing Director	Apr. 1981	Joined Nomura
(Aug. 28, 1956)		Jul. 2001	Fukuoka Branch Manager
		Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Akira Maruyama	Senior Managing Director	Apr. 1979	Joined Nomura
(Mar. 21, 1957)	Chief Financial Officer Head of Global Risk Management, Treasury, Controller and IR	Jul. 2001	General Manager of Controller’s Department and Finance Department
		Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director, Chief Financial Officer and Head of Global Treasury and Controller
		Apr. 2004	Head of Global Risk Management, Treasury, Controller and IR

Akihito Watanabe	Senior Managing Director	Apr. 1981	Joined Nomura
(May 24, 1957)	Head of Global Research	Oct. 2001	General Manager of Corporate Planning Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global Research

Tetsu Ozaki	Senior Managing Director	Apr. 1982	Joined Nomura
(Jan. 16, 1958)	Head of Global Equity	Apr. 2002	General Manager of Equity Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global Equity

Name (Date of Birth)	Current Positions	Business Experience
Shigesuke Kashiwagi	Senior Managing Director	Apr. 1982	Joined Nomura
(Nov. 13, 1959)	Head of Global Fixed Income	Apr. 2002	General Manager of Fixed Income Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global Fixed Income

Yugo Ishida	Senior Managing Director	Apr. 1979	Joined Nomura
(Jan. 1, 1957)	Co-Regional Management of Europe Region	Apr. 2003	Regional Head of Europe Equity
		Apr. 2004	Senior Managing Director, Co-Regional Management of Europe Region and President of Nomura Europe Holdings plc

Kamezo Nakai	Senior Managing Director	Apr. 1974	Joined Nomura
(Jul. 30, 1950)		Jun. 1993	General Manager of Market Planning & Sales Promotion Department
		Jun. 1995	Director
		Apr. 1999	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd.
		Mar. 2003	Retired from Managing Director of Nomura Securities Co., Ltd.
		Apr. 2003	Director & Principal Executive Officer of Nomura Asset Management Co., Ltd. (currently, Executive Vice President of Nomura Asset Management Co., Ltd.)
		Jun. 2003	Senior Managing Director

Takahide Mizuno	Senior Managing Director	Apr. 1975	Joined Nomura
(Apr. 17, 1952)		Feb. 1988	Transferred to Nomura Investment Management Co., Ltd.
		Oct. 1997	Director of Nomura Asset Management Co., Ltd. (currently, Executive Vice President of Nomura Asset Management Co., Ltd.)
		Jun. 2003	Senior Managing Director

Atsushi Yoshikawa	Senior Managing Director	Apr. 1978	Joined Nomura
(Apr. 7, 1954)		Jun. 1997	President of Nomura Securities International, Inc.
		Jun. 2000	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Current Positions	Business Experience
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Mar. 2004	Retired from Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director Executive Managing Director of Nomura Asset Management Co., Ltd.

B. Compensation.

Compensation Policy

Our Compensation Committee establishes the policy with respect to the determination of the individual compensation of each Director and Executive Officer and makes such determination under the compensation policy. The policy is based on our vision to establish ourselves firmly as a globally competitive Japanese financial institution with the goal of increasing our shareholders’ value. The policy is intended to:

•	link the compensation of our Directors and Executive Officers to the achievement of our strategic business objectives and award them in a manner that further motives them toward achievement of their respective goals and thereby maximize their performance; and

•	introduce equity-based compensation to enhance our long term incentives for our Directors and Executive Officers.

Compensation of our Directors and Executive Officers consists of base salary, cash bonus and stock bonus.

Base Salary

The base salary of each Director and Executive Officer for each fiscal year is calculated by aggregating the following amounts, each of which is considered and determined by our Compensation Committee:

•	the amount reflecting his or her career;

•	the amount reflecting his or her post and responsibilities; and

•	the amount reflecting our consolidated return on equity for the previous fiscal year.

Under our compensation policy, the amount reflecting our consolidated return on equity for the previous fiscal year is determined as follows:

Consolidated ROE (X)	X(less than)0%	0%(less-or-equal)X(less than)5%	5%(less-or-equal)X(less-or-equal)10%	10%(less than)X(less-or-equal)15%	15%(less than)X
Amount	0	1/3 of Standard Amount	2/3 of Standard Amount	Standard Amount	4/3 of Standard Amount

Cash Bonus

In determining cash bonus of our Directors and Executive Officers, the Compensation Committee considers both quantitative and qualitative factors. Quantitative factors include:

•	our consolidated net income;

•	our consolidated return on equity; and

•	our segment/business line results.

Qualitative factors include:

•	the degree of achievement of our strategic business objectives;

•	the degree of achievement of the pre-established goals of each Director and Executive Officer; and

•	the Compensation Committee’s subjective assessments of individual contribution of each Director and Executive Officer.

Under our compensation policy, the aggregated cash bonus amount paid to our Directors and Executive Officers will not exceed 3% of our consolidated net income.

Stock Bonus

In determining stock bonus payable to our Directors and Executive Officers, the Compensation Committee considers not only our consolidated net income and return on equity but also the proportion of base salary, cash bonus, stock bonus as well as the anticipated cost and effect of awarding such stock bonus.

Cash Compensation

The aggregate cash compensation paid by us to our Directors and Statutory Auditors during the period from April 1, 2003 to June 25, 2003, the date before the adoption of the Committee System as described in Item 6.C of this annual report, was ¥523 million and ¥67 million, respectively. The aggregate cash compensation paid by us to our non-executive Directors and Executive Officers during the period from June 26, 2003 to March 31, 2004 was ¥181 million and ¥1,224 million, respectively. Those Directors who are also Executive Directors are paid as executive officers but not as directors. In accordance with customary Japanese business practice, a retiring Director or Statutory Auditor had been eligible to receive a lump-sum retirement payment. In June 2002, we abolished the lump-sum retirement payment system, but each of the Directors and Statutory Auditors who were in office as of September 30, 2001 is eligible to receive lump-sum retirement payments based on the length of their tenure of office as of that date, generally when he retires. In the year ended March 31, 2004, retirement payments in the aggregate amount of ¥103 million were made to our Statutory Auditors. All of our Statutory Auditors retired, as our Board of Statutory Auditors was abolished when we adopted the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Equity-Based Compensation

In July 2000, we introduced a stock option plan under which our Directors and Statutory Auditors, as well as our employees in Japan, have been granted options in the form of stock subscription warrants. These warrants are exercisable between February 26, 2001 and August 23, 2004. The current exercise price is ¥2,303.40 per share. Subject to adjustments, a total of 663,800 shares will be issuable upon full exercise of all the warrants granted to the Directors and Statutory Auditors (in office as of August 24, 2000, the date of issuance).

In accordance with the resolution of the general meeting of shareholders held on June 26, 2002, we issued stock subscription warrants as stock options. On August 5, 2002, the warrants to subscribe for 2,227,000 shares were granted to Nomura’s Directors, then Statutory Auditors and employees, as well as those of our subsidiaries in and outside Japan without consideration. The current exercise price is ¥1,806 per share, and the warrants are exercisable from July 1, 2004 to June 30, 2009. Subject to adjustments, a total of 375,000 shares will be issuable upon full exercise of all the warrants granted to the Directors and Statutory Auditors (in office as of August 5, 2002, the date of issuance). The number of the stock subscription warrants (each of which represents the right to subscribe for 1,000 shares) granted on August 5, 2002 to each Director and Executive Officer, as of June 25, 2004, is set forth in the tables below.

In accordance with the resolution of the general meeting of shareholders held on June 26, 2003, we issued two types of stock subscription warrants as stock options under “Stock Option A” and “Stock Option B”. On

July 22, 2003, the warrants under the Stock Option A to subscribe for 2,252,000 shares were granted to Nomura’s Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. The current exercise price is ¥1,630 per share and the warrants under the Stock Option A are exercisable from July 1, 2005 to June 30, 2010. Subject to adjustments, a total of 735,000 shares will be issuable upon full exercise of all the warrants under the Stock Option A granted to the Directors and Executive Officers (in office as of July 22, 2003, the date of issuance). The number of stock subscription warrants (each of which represents the right to subscribe for 1,000 shares) under Stock Option A granted on July 22, 2003 to each Director and Executive Officer, as of June 25, 2004, is set forth in the tables below.

On June 4, 2004, the warrants under the Stock Option B to subscribe for 1,363,000 shares were granted to our Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. The exercise price is ¥1 per share, and the warrants under the Stock Option B are exercisable from June 5, 2006 to June 4, 2011. Subject to adjustments, a total of 428,000 shares will be issuable upon full exercise of all the warrants under the Stock Option B granted to the Directors and Executive Officers (in office as of June 4, 2004, the date of issuance). In accordance with the Commercial Code of Japan, we plan to disclose the number of stock subscription warrants (each of which represents the right to subscribe for 1,000 shares) under Stock Option B granted in June 2004 to each of the current Directors and Executive Officers by June 2005 in Japan.

Directors

Name	Number of Stock Subscription Warrants Granted on August 5, 2002	Number of Stock Subscription Warrants under Stock Option A Granted on July 22, 2003
Nobuyuki Shigemune	15	15
Shozo Kumano	6	10
Masaharu Shibata	15	10
Hideaki Kubori	15	10
Haruo Tsuji	10	10
Fumihide Nomura	10	10
Koji Tajika	—	10

Total	71	75

Executive Officers

Name	Number of Stock Subscription Warrants Granted on August 5, 2002	Number of Stock Subscription Warrants under Stock Option A Granted on July 22, 2003
Junichi Ujiie	80	60
Nobuyuki Koga	40	80
Hiroshi Toda	30	40
Kazutoshi Inano	30	40
Takashi Tsutsui	30	30
Takashi Yanagiya	30	30
Kenichi Watanabe	30	30
Takumi Shibata	20	30
Hiromi Yamaji	20	20
Manabu Matsumoto	20	20
Yoshifumi Kawabata	20	20
Shogo Sakaguchi	20	20
Masanori Itatani	20	20
Yoshimitsu Oura	15	20
Yusuke Yamada	15	20
Hitoshi Tada	15	20
Yasuo Agemura	15	15
Akihiko Nakamura	15	15
Hideyuki Takahashi	15	15
Hiroshi Tanaka	15	15
Noriyuki Ushiyama	3	15
Yoriyasu Yoshizawa	3	15
Yasuo Yoshihara	3	15
Akira Maruyama	3	15
Akihito Watanabe	3	3
Testu Ozaki	3	3
Shigesuke Kashiwagi	3	3
Yugo Ishida	3	3
Kamezo Nakai	20	15
Takahide Mizuno	12	15
Atsushi Yoshikawa	15	15

Total	566	677

Also, at the general meeting of shareholders held on June 25, 2004, we were authorized to grant two types of stock options, “Stock Option A” and “Stock Option B”, in the form of stock subscription warrants, to our Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. These stock options are exercisable during a period to fall within seven years of the issuing date, which is to be decided by our Board of Directors or an Executive Officer designated by our Board of Directors. The exercise price of Stock Option A will be determined by reference to the market price of our common stock while that of Stock Option B will be ¥1 per share. Subject to adjustments, a total of 5,000,000 shares will be issuable upon full exercise of all the stock options granted in this round, 2,500,000 shares of which will be issued for Stock Option A and 2,500,000 shares of which will be issuable for Stock Option B.

C. Board Practices.

Information Concerning Our Directors

Under the recent amendments to the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Companies, which became effective on April 1, 2003, certain large joint stock companies in Japan have the option of introducing a new committee-based corporate governance system, which is referred to as the “Committee System” in this annual report, instead of the traditional corporate governance system that consists of directors and statutory auditors. The amendments have been enacted to promote efficient, flexible and transparent management of joint stock companies in Japan by separating the supervisory and operational functions of corporate governance, both of which belong to directors in the traditional governance system. In order to be eligible for the Committee System, a company must establish three committees: a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors. A majority of each committee must be outside directors who are not executive officers of the company. The company must then appoint executive officers and representative executive officers by a resolution of the board of directors. Under the Committee System, the executive officers manage the business affairs of a company. While the board of directors is entitled to establish the basic management policy for the company and has decision-making authority over certain prescribed matters, all other decisions related to business affairs may be made by executive officers. When an eligible company adopts the Committee System, its board of statutory auditors is abolished.

We adopted the Committee System by amending our Articles of Incorporation by way of a special resolution adopted at our general meeting of shareholders held on June 26, 2003. Our Board of Directors established three committees, a Nomination Committee, an Audit Committee and a Compensation Committee, as described below. Through the adoption of the Committee System, we aim to strengthen management oversight, increase transparency in our management and have more flexible group operations. Our Board of Directors has the authority to determine our basic management policy and supervise the execution by the Directors and Executive Officers of their duties. Our Board of Directors has, by resolution, delegated to our Executive Officers most of its authority to make decisions with regard to our company’s business.

Our Articles of Incorporation provide for not more than 20 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. From among its members, our Board of Directors elects the Chairman. Our Board of Directors met 8 times during the year ended March 31, 2004. As a group, our Directors attended approximately 87% of the total number of meetings of our Board of Directors.

Compensation Committee

Our Compensation Committee is authorized to determine the policy with respect to the determination of the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each Director and Executive Officer. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Compensation Committee met 4 times during the year ended March 31, 2004. As a group, the member Directors attended approximately 92% of the total number of meetings of our Compensation Committee.

Nomination Committee

Our Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders by our Board of Directors. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Nomination Committee met 2 times during the year ended March 31, 2004. As a group, the member Directors attended 100% of the total number of meetings of our Nomination Committee.

Audit Committee

We have an Audit Committee that, according to our Articles of Incorporation, is authorized to (i) audit the execution by the Directors and the Executive Officers of their duties and (ii) determine the particulars of proposals concerning the election and dismissal of the independent auditor for domestic reporting purposes and the non-retention of such independent auditor to be submitted to a general meeting of shareholders by our Board of Directors. With respect to financial reporting, our Audit Committee has the statutory duty to examine our financial statements and business reports to be prepared by Executive Officers designated by our Board of Directors and to report its opinion to the ordinary general meeting of shareholders. In addition, pursuant to our Regulations of the Audit Committee or resolutions of the Board of Directors concerning matters to be necessary for the performance of functions of the Audit Committee, our Audit Committee has the authority to (i) pre-approve audit or non-audit services provided by the independent auditor for SEC reporting purposes, as required by the U.S. auditor independence rules, (ii) oversee the work of such independent auditor (including resolution of disagreements between management and such independent auditor regarding financial reporting) regarding such independent auditor’s audit report for financial statements filed with the SEC, (iii) retain legal counsel, consultants or other outside advisers, and (iv) establish the procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and (b) the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters.

This committee is currently composed of Haruo Tsuji, Fumihide Nomura and Koji Tajika. Haruo Tsuji is the Chairman of this committee. Our Audit Committee met 14 times during the year ended March 31, 2004. As a group, the member Directors attended approximately 95% of the total number of meetings of our Audit Committee.

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

Information Concerning Our Executive Officers

Our Executive Officers have the authority to determine the matters delegated by the resolutions of our Board of Directors and execute our business activities. Our Articles of Incorporation provide for not more than 45 Executive Officers. Executive Officers are elected at a meeting of our Board of Directors meeting, and the normal term of Executive Officers is one year, although they may serve any number of consecutive terms. Some of the Executive Officers appointed by our Board of Directors are members of our Executive Management Board where they discuss or determine important matters concerning our group management.

Corporate Governance Practices

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as Nomura, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Nomura. The information set forth below is current as of June 25, 2004.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	In accordance with the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Companies of Japan, Nomura has elected to adopt the Committee System, under which, among other things, it has established an Audit Committee, a Nomination Committee and a Compensation Committee under its Board of Directors. Under the Commercial Code of Japan, Nomura is not required to have outside directors comprise a majority of its Directors, but is required to have on each committee at least three Directors, a majority of whom must be “outside” Directors. Nomura has eleven Directors, four of whom are outside Directors. An outside director of a corporation is defined under the Commercial Code of Japan as a non-executive director (i) who has never assumed the position of executive director, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, manager or employee of the company or its subsidiaries.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Nomura provides an alternative forum to such executive sessions for its outside Directors where its outside Directors will discuss Nomura’s corporate governance practices or procedures with the Chairman of the Board of Directors. Such forum was held once during the year ended March 31, 2004 and also held in May 2004. Such forum will be held at least once a year.

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	Nomura has an Audit Committee consisting of three Directors, two of whom are outside Directors under the Commercial Code of Japan and all of whom are independent directors under the Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Audit Committee is charged with the responsibility to monitor the performance of the Directors and Executive Officers of Nomura and to propose the appointment or dismissal of its accounting firm. The Audit Committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, although such requirements do not become effective against Nomura until July 31, 2005.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed	Nomura has a Nomination Committee consisting of three Directors, two of whom are outside Directors. The Nomination Committee is charged with the

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
Company Manual. The nominating/ corporate governance committee must be composed entirely of independent directors.	responsibility to propose to the general meeting of shareholders the election or dismissal of Directors.

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	Nomura has a Compensation Committee consisting of three Directors, two of whom are outside Directors. The Compensation Committee is charged with the responsibility to determine the compensation of each Director and Executive Officer of Nomura.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Commercial Code of Japan, if Nomura desires to adopt an equity compensation plan under which stock acquisition warrants are granted with specially favorable conditions, except where such warrants are granted to all of its shareholders on a pro rata basis, then such a plan must be approved by a “special” resolution adopted at a general meeting of shareholders. A special resolution requires as a quorum one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting.

The rights of ADR holders, including their rights to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. See also “Rights of Holders of ADSs” under Item 10.B of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in Item 10.B of this annual report by reference.

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2002	2003	2004
Japan	11,874	11,244	11,063
Europe	1,381	1,389	1,403
Americas	827	797	866
Asia (other than Japan) and Oceania	468	616	655

Total	14,550	14,046	13,987

Japan

In Japan, as of March 31, 2004, we had 11,063 employees, of which 7,594 were engaged in Domestic Retail, 1,301 were engaged in Global Wholesale and 577 were engaged in Asset Management.

Most of our employees, excluding registered representatives who are engaged in retail activities on annual contracts, receive compensation on the basis of fixed annual salaries and twice-a-year bonuses. Registered representatives, who numbered 1,915 as of March 31, 2004, receive mostly performance-linked compensation.

As of March 31, 2004, 7,744 of Nomura Securities’ employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Pursuant to this contract, salaries and bonuses are negotiated with the labor union based on our overall performance during the relevant fiscal period and our financial position. Similar to other major companies in Japan, we grant our employees annual basic wage increases.

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

Overseas

As of March 31, 2004, we had 2,924 employees overseas, including 1,403 in Europe, 866 in the Americas and 655 in Asia (excluding Japan) and Oceania.

Most of our overseas professional employees receive salaries as well as incentive compensation in the form of bonuses and profit sharing. Compensation for some of our employees consists largely of incentive compensation. Our employees overseas are not unionized.

We have not experienced any strikes or other labor disputes overseas and consider our overseas employee relations to be excellent.

NPF entities

Nomura Principal Finance Co., Ltd. (“NPF”) engages in private equity business in Japan. As of March 31, 2004, NPF investments accounted for as consolidated subsidiaries (“NPF entities”) had 2,711 employees mainly in Japan.

	As of March 31,
	2002	2003	2004
NPF entities	—	339	2,711

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of June 25, 2004. As of that date, none of them owned 1% or more of our issued and outstanding shares.

Directors

Name	Number of Shareholdings
Junichi Ujiie	67,735
Nobuyuki Koga	23,053
Hiroshi Toda	21,000
Kazutoshi Inano	36,000
Nobuyuki Shigemune	16,000
Shozo Kumano	8,031
Masaharu Shibata	5,000
Hideaki Kubori	0
Haruo Tsuji	4,000
Fumihide Nomura	188,626
Koji Tajika	0

Total	369,445

Executive Officers

Name	Number of Shareholdings
Junichi Ujiie	See above
Nobuyuki Koga	See above
Hiroshi Toda	See above
Kazutoshi Inano	See above
Takashi Tsutsui	13,000
Takashi Yanagiya	16,000
Kenichi Watanabe	5,066
Takumi Shibata	20,002
Hiromi Yamaji	12,000
Manabu Matsumoto	25,163
Yoshifumi Kawabata	9,212
Shogo Sakaguchi	12,309
Masanori Itatani	17,822
Yoshimitsu Oura	11,154
Yusuke Yamada	6,000
Hitoshi Tada	11,000
Yasuo Agemura	13,069
Akihiko Nakamura	6,000
Hideyuki Takahashi	5,000
Hiroshi Tanaka	4,000
Noriyuki Ushiyama	6,000
Noriyasu Yoshizawa	9,081
Yasuo Yoshihara	11,021
Akira Maruyama	4,030
Akihito Watanabe	2,000
Tetsu Ozaki	5,000
Shigesuke Kashiwagi	9,000
Yugo Ishida	13,399
Kamezo Nakai	15,000
Takahide Mizuno	2,089
Atsushi Yoshikawa	12,120

Total	423,325

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

As of March 31, 2004, to our knowledge, no person beneficially held, directly or indirectly, more than 5% of Nomura’s then outstanding common stock. To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2004, there were 208 record shareholders of Nomura with addresses in the United States, and those U.S. holders held 328,046,447 shares of Nomura’s common stock, representing 16.9% of Nomura’s then outstanding common stock. As of March 31, 2004, there were 43,157,292 ADSs outstanding, representing 43,157,292 shares of Nomura’s common stock or 2.2% of Nomura’s then outstanding common stock.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building (“NLB”), of which Nomura held 9.4% directly and 19.9% indirectly through Nomura Asset Management as of March 31, 2004, owns a substantial portion of Nomura’s leased space in Japan. Other major shareholders of N LB were Nomura Welfare Cooperative Association, holding 23.5%, Nomura Research Institute, Ltd.(“NRI”), holding 14.9%, and Obayashi Corporation, holding 14.8%.

For the years ended March 31, 2002, 2003 and 2004, Nomura paid ¥24,556 million, ¥22,203 million and ¥21,429 million in rent to NLB, respectively. As of March 31, 2003 and 2004, Nomura had ¥52,448 million and ¥49,408 million of lease deposits, respectively, with NLB. Nomura has made long-term loans to NLB amounting to ¥72,500 million, as of March 31, 2004. The interest rates of the long-term loans vary from 1.00% to 1.63% per annum, and the repayment dates will be between 2005 and 2007.

During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO and an additional 1.0% equity interest in NRI from NLB.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura.

NRI completed an initial public offering and issued 2 million shares of common stock to third parties at a price of ¥11,000 per share in December 2001. Nomura recognized a pretax gain of ¥3,504 million due to the price exceeding Nomura’s carrying value per share. Deferred taxes have been provided on the gain. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%. NLB’s equity interest in NRI declined from 49.9% to 31.0% due to this issuance and the sale of the shares.

During the year ended March 31, 2003, Nomura acquired an additional 1.0% equity interest in NRI from NLB. As a result of this issuance, Nomura’s equity interest in NRI increased to 25.1% and NLB’s equity interest in NRI declined to 30.0%.

In August 2003, NLB sold 5.6 million shares of NRI by the secondary offering. NLB’s equity interest in NRI declined to 17.6% due to this issuance.

On May 18, 2004, Nomura acquired an additional 17.2% equity interest in NRI for ¥81,214 million at quoted market price from NLB through Nomura Realty Capital Management Co., Ltd., our wholly-owned subsidiary. As a result of this issuance, Nomura’s equity interest in NRI increased to 42.2% and NLB’s equity interest in NRI declined to 0.4%.

For the years ended March 31, 2002, 2003 and 2004, Nomura purchased ¥26,013 million, ¥27,946 million and ¥25,389 million of software and computer equipment, respectively, and paid NRI ¥24,887 million, ¥27,644 million and ¥29,480 million for other services, respectively.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

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

In 1998, one of our European subsidiaries, Nomura Principal Investment plc, acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. Nomura Principal Investment and Nomura International plc are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding Nomura Principal Investment’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB. The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages of $3-8 billion. CSOB is also pursuing a legal action before the Czech courts seeking damages of $629 million against Nomura Principal Investment, Nomura International and others arising out of IPB’s sale of a Czech brewery. We believe that all such claims brought against us are without merit and we are vigorously defending them.

Dividend Policy

We determine the cash dividend amount, broadly considering such factors as the dividend-on-equity ratio (DOE), the level of profits and the maintenance of capital sufficient to capture business opportunities. According to this policy, we paid a year-end cash dividend of ¥7.5 and interim dividend of ¥7.5 per share in respect of the year ended March 31, 2004; accordingly the annual cash divided per share was ¥15.0.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2004.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Calendar Year	High	Low	High	Low
Annual highs and lows
1999	¥1,958	¥883
2000	3,510	1,785
2001 (for the ADSs, starting on December 17, 2001)	2,890	1,451	$13.05	$11.35
2002	2,190	1,190	17.40	8.91
2003	2,125	1,087	19.11	9.07
Quarterly highs and lows
2002
First Quarter	1,964	1,190	15.00	8.91
Second Quarter	2,190	1,651	17.40	12.25
Third Quarter	1,845	1,353	15.60	11.80
Forth Quarter	1,615	1,221	13.07	10.20
2003
First Quarter	1,547	1,205	13.12	10.31
Second Quarter	1,542	1,087	13.05	9.07
Third Quarter	1,953	1,480	16.97	12.35
Forth Quarter	2,125	1,608	19.11	14.85
Monthly highs and lows
2003
December	1,830	1,637	17.10	15.11
2004
January	1,881	1,728	17.83	16.40
February	1,743	1,616	16.48	14.93
March	1,930	1,743	18.66	15.95
April	1,966	1,790	18.60	16.18
May	1,818	1,570	16.75	13.60
June (through June 25)	1,690	1,585	15.70	14.65

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for our Common Stock is the Tokyo Stock Exchange, Inc. Our Common Stock has been listed on the Tokyo Stock Exchange, Inc., the Osaka Securities Exchange Co., Ltd. and the Nagoya Stock Exchange, Inc. since 1961.

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

Item 10. Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Objects and Purposes in Nomura’s Articles of Incorporation

Article 2 of our Articles of Incorporation, which are an exhibit to this annual report, states our objects and purposes.

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal or arrangement in which the Director is materially interested, but, under the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Companies of Japan (together, hereinafter referred to as the “Commercial Code”) and our Regulations of the Board of Directors, a director must abstain from voting on such matters at meetings of the Board of Directors.

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

Pursuant to the Commercial Code and our Articles of Incorporation, we may, by resolution of our Board of Directors, release the liabilities of any Directors or Executive Officers to us for damages suffered by us due to their acts taken in good faith and without gross negligence, to the extent permitted by law and our Articles of Incorporation. In addition, we may execute with outside Directors agreements that limit their liabilities to us for damages suffered by us due to their acts in good faith and without gross negligence, to the extent permitted by law and our Articles of Incorporation. See Item 6. C. Board Practices, “Limitation of Liabilities of Some Directors” above.

Holding of Our Shares by Foreign Investors

Other than the Japanese unit share system that is described in “Rights of Our Shareholders—Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

Set forth below is information relating to our common stock, including brief summaries of the relevant provisions of our Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code and related legislation.

General

Our authorized share capital is 6,000,000,000 shares, of which 1,941,656,029 shares were issued and outstanding as of March 31, 2004. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our Share Handling Regulations.

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

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of our accounts, but adjusted, subject to the Implementation Ordinance of the Commercial Code, to subtract: (i) any subsequent payment by way of appropriation of retained earnings and transfer to the legal reserve in respect thereof; (ii) any subsequent transfer of retained earnings to stated capital; and (iii) if the purchase of its own shares by the company has been authorized pursuant to a resolution of a general meeting of shareholders or a resolution of a meeting of the board of directors in accordance with the authorization by the articles of incorporation (see “Repurchase by Us of Shares”) below) the aggregate total amount of the purchase price of such shares so authorized by such resolutions; , and to add any subsequent reduction of the stated capital or the legal reserve minus the aggregate of any amount paid to shareholders, any amount used to cancel shares and any amount appropriated to supplement capital loss. Interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might not exceed the aggregate of the amounts referred to in (1) through (5) above.

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

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares. A holder of shares representing less than one unit may at any time request us to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange, Inc. (hereinafter referred to as the “Tokyo Stock Exchange”) on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to our Share Handling Regulations. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Right of a Holder of Shares Representing Less than One Unit to Purchase from Us Its Shares up to a Whole Unit. Our Articles of Incorporation provide that a holder of shares representing less than one unit may request us to sell any fractional shares it may have to such holder so that the holder can raise its fractional ownership up to a whole unit, so long as we own the number of shares to be sold under such request. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell becomes effective or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to our Share Handling Regulations.

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

However, a holder of shares constituting less than one unit has all other rights of a shareholder in respect of those shares, including the following rights:

•	to receive annual and interim dividends,

•	to receive shares and/or cash by way of retirement, consolidation, subdivision, conversion, exchange or transfer of shares, corporate separation or merger,

•	to be allotted rights to subscribe for new shares and other securities when such rights are granted to shareholders,

•	to participate in any distribution of surplus assets upon liquidation,

•	to institute a representative action by shareholders, and

•	to demand that an executive officer suspend illegal and certain other acts.

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

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and our Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares having voting rights are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

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

We may issue warrants to subscribe for new shares (hereinafter referred to as “subscription warrants”) as warrants on their own or attached to bonds or debentures to any persons. Holders of shares have no preemptive rights under our Articles of Incorporation when we issue subscription warrants. Under the Commercial Code, our Executive Management Board, which has been delegated by our Board of Directors with the authority to issue subscription warrants, may, however, determine that shareholders be given subscription rights in connection with a particular issue of subscription warrants. In the case of an issue of subscription warrants, public or individual notice must be given to each of the shareholders at least two weeks prior to the date for payment (or issuance of the subscription warrants if such subscription warrants are issued without consideration).

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

A special resolution of our ordinary general meeting of shareholders held on June 25, 2004 authorizes us to issue up to 5,000 subscription warrants, each of which represents a right to subscribe for 1,000 shares of common stock, for 5,000,000 shares of common stock, to Nomura and its subsidiaries’ directors, executive officers and employees. See “Item 6. Directors and Senior Management and Employees, B. Compensation, Equity Based Compensation” above.

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

Repurchase by Us of Shares

Under the amended Commercial Code which became effective on April 1, 2004, we may acquire our shares for any purposes either by obtaining the authorization of shareholders at an ordinary general shareholders’ meeting or, if our Articles of Incorporation so provide, by resolution of our Board of Directors. In accordance with the amended Commercial Code, we amended our Articles of Incorporation at the ordinary general meeting held on June 25, 2004 to authorize us to acquire our shares for any purposes by resolution of our Board of Directors. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the amount of the retained earnings available for annual dividend payments at the last closing of our accounts less the sum of any amount paid or to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital.

A resolution of our ordinary general meeting of shareholders held on June 26, 2003 authorizes us to acquire up to 100 million shares (representing approximately 5.0% of shares issued and outstanding) for up to ¥150 billion by the closing of our ordinary general meeting of shareholders held in 2004. We did not repurchase any shares in accordance with this resolution.

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

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell the shares at such price on a particular trading day, or at all.

On June 25, 2004, the closing price of our shares on the Tokyo Stock Exchange was ¥1,613 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥1,500 and ¥1,999 per share, as well as the daily price limit if our per share price were to rise to between ¥2,000 and ¥2,999, or fall to between ¥1,000 and ¥1,499. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥1,000	Less than	¥1,499	¥200
Over	1,500	Less than	1,999	300
Over	2,000	Less than	2,999	400

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

E. Taxation.

This section describes the material United States federal income and Japanese tax consequences of owning shares or ADSs. It applies to you only if you acquire your shares or ADSs in an offering and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a U.S. holder (as defined below) that holds shares or ADSs as part of a straddle or a hedging, conversion, integrated or constructive sale transaction, or

•	a U.S. holder as defined below whose functional currency is not the U.S. dollar.

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

United States Federal Income Taxation

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days before the ex-dividend date and meet other holding period requirements. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

PFIC Rules

We do not expect our shares and ADSs to be treated as stock of a PFIC for United States federal income tax purposes for 2003, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation, such as Nomura, that is primarily engaged in an active business as a securities dealer is not entirely clear.

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

Dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as opposed to an increase of value of shares) from Japanese tax perspectives. Due to the 2001 Japanese tax legislation effective from April 1, 2001, a conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (17) (n) of the Japanese Corporation Tax Law).

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

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7%which is applicable for the period from January 1, 2004 to March 31, 2008 (15% rate will applies thereafter) except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Under the new tax treaty between United States and Japan of which withholding tax treatments is applicable effective from July 1, 2004 on an accelerative basis, the withholding tax rate on dividends is 10% for portfolio investors, if they are qualified US residents eligible to enjoy treaty benefits. Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by us are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See “Rights of Our Shareholders” under Item 10.B of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder as a portfolio investor, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

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

Our current global management structure places primary risk control responsibility with the Head of Global Wholesale together with the Head of each Global Business Line under Global Wholesale. This structure enhances the coordination of our global business while satisfying the regional-based requirements of each legal entity. Concurrently, our global risk management organization monitors, controls and supports our business segments. Our global risk manager who is based in Tokyo is the overall controller for global risk management, and coordinates the efforts of our regional risk managers.

Our Executive Management Board is responsible for establishing global risk policies, and monitoring and managing the various risks that we face in our business activities.

Our Board of Executive Officers and Executive Management Board also determine our strategic direction and allocate resources and capital to each of our businesses. Our Executive Management Board reviews our business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. Our Board of Executive Officers is made up of all of our Executive Officers. Our Executive Management Board is made up of Representative Executive Officers and some of our Executive Officers appointed by our Board of Directors. Our President and Chief Executive Officer is the Chairman of both of the organizations.

Our Board of Executive Officers and Executive Management Board set the overall risk limit that applies across business segments to all of our trading and investment portfolios for our global business. Our global risk manager monitors the extent of risk exposure at each of our trading units relative to the in-house risk limit assigned to that unit and reports it to senior management daily. In addition, our regional operations employs its own position limits and stop-loss limits, which may be stricter than the in-house risk limit.

In April 2004, in addition to the above structure, the Commitment Committee was set up in order to control risks relating to the less liquid asset investments in Global Wholesale. Our Commitment Committee is made up of Representative Executive Officers and some of the Executive Officers appointed by our President and Chief Executive Officer. Our Executive Deputy President and Chief Operating Officer is the Chairman of the Commitment Committee.

Our global risk management headquartered in Tokyo provides risk information to our Executive Management Board and quantifies risk for each of our businesses.

The role of our global risk manager in Tokyo is to monitor risk, ensure compliance with risk limits and recommend action to management as market conditions and our portfolio changes. To this end, daily reports on the monitoring and management of our worldwide risks are produced by our global risk management unit. Reports from our global risk manager enable our senior management to identify and control risk across the entire organization.

Regional risk managers located in Europe, the United States, Asia outside Japan, and in Tokyo, report on a daily basis to both regional management and risk management headquarters.

We have made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system enables us to produce various analyses of global-based exposure to counterparties under the unified obligor identification, as well as to calculate risk amounts, including Value-at-Risk amounts discussed below, based upon our position and sensitivity data sets provided from our regional risk management. The system, which senior management, global risk manager and regional risk managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide. This enables us to achieve more efficient risk monitoring and more effective risk control. Especially we can monitor and control concentration of credit exposure on a daily basis against any credit events, which we now experience in the markets worldwide.

We maintain standardized methodologies for all our global operations. With this standardized framework, we can evaluate and compare the risk-adjusted profitability of our existing businesses in a consistent manner. Senior management can use this information to enhance our performance by diversifying revenues and controlling exposures.

Our global risk management employs an in-house risk limit, which we have developed as a tool to comprehensively measure our market, credit, event and market liquidity risks. We group our traders based on the type of trading strategy they use and the type of financial instruments in which they trade, and we assign to each group a specific in-house risk limit. Our traders may execute their transactions until the aggregate risk value associated with the positions they have built reaches the assigned in-house risk limit.

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

We use a historical simulation approach to estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations. Given our reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden changes in market environments. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. Also, VaR using a one-day time horizon may not capture the market risk of positions that cannot be liquidated or hedged within one day.

There are other limitations of VaR. For example, our VaR computation assumes normal distribution for the returns on trading portfolios, while non-linear risk exposures on options would likely produce a non-normal distribution for the returns on those portfolios. Different distributional assumptions could produce a materially different VaR.

The following table shows our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of
	Mar. 31, 2003	Apr. 30, 2003	May 30, 2003	Jun. 30, 2003	Jul. 31, 2003	Aug. 29, 2003	Sep. 30, 2003	Oct. 31, 2003	Nov. 28, 2003	Dec. 31, 2003	Jan. 30, 2004	Feb. 27, 2004	Mar. 31, 2004
	(in millions)
Equity	$12.7	$12.9	$12.5	$17.9	$26.5	$25.4	$20.4	$27.7	$25.3	$27.1	$39.7	$42.5	$31.5
Interest Rate	18.8	16.7	18.6	21.0	25.6	15.2	21.2	19.5	19.9	23.1	25.5	19.5	18.7
Foreign Exchange	1.6	1.9	3.3	2.1	1.8	1.4	2.6	2.3	2.0	2.8	2.7	3.3	4.4

Sub-total	33.1	31.5	34.4	41.0	53.9	42.0	44.2	49.5	47.2	53.0	67.9	65.3	54.6
Less:
Diversification Benefit	(7.6)	(8.1)	(9.5)	(12.4)	(14.6)	(13.2)	(12.0)	(13.1)	(13.9)	(17.2)	(17.6)	(17.4)	(18.1)

Value at Risk	$25.5	$23.4	$24.9	$28.6	$39.3	$28.8	$32.2	$36.4	$33.3	$35.8	$50.3	$47.9	$36.5

Value at Risk
(maximum)	$51.7 : February 2, 2004
(average)	34.7 : Average for the period from April 1, 2003 to March 31, 2004
(minimum)	23.4 : April 30, 2003

VaR relating to equity risk increased from $12.7 million at the end of March 2003 to $31.5 million at the end of March 2004 mainly due to the increased position of convertible bond and equity derivatives. VaR relating to foreign exchange risk increased from $1.6 million at the end of March 2003 to $4.4 million at the end of March 2004 mainly due to the increased position of foreign exchange derivatives. We manage the position size according to the market environment.

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

We used regression analysis for the period of the past 90 days between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥9,098 million as of March 31, 2003 and ¥12,486 million as of March 31, 2004. The difference in simulated numbers between March 31, 2003 and March 31, 2004 is due mainly from market value increase in our operating equity investments held for relationship purposes, despite the fact that the number of shares for those investments has been decreased. On March 31, 2003, TOPIX closed at 788.00 points and on March 31, 2004, TOPIX closed at 1,179.23 points. This simulation analyzes data for our entire operating equity investments held for relationship purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

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

We measure our credit risk to derivatives transaction counterparties as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through our global risk management headquarters in Tokyo.

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

The credit quality of our trading-related derivatives as of March 31, 2004 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by our internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in

Gain Positions

	Years to Maturity					Cross- Maturity Netting (1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥10	¥25	¥17	¥4	¥38	¥(27)	¥67	¥14	¥53	$509
AA	53	84	54	46	91	(85)	243	107	136	1,305
A	50	34	34	42	36	(96)	100	27	73	701
BBB	17	10	7	24	8	(13)	53	2	51	490
BB	0	0	0	—	—	0	0	—	0	0
Other(2)	5	6	—	1	52	(23)	41	6	35	335

Sub-total	135	159	112	117	225	(244)	504	156	348	3,340
Listed	13	3	—	—	—	0	16	—	16	154

Total	¥148	¥162	¥112	¥117	¥225	¥(244)	¥520	¥156	¥364	$3,494

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

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

By their nature, these assets are less liquid than other trading assets, and as a result, valuation is more uncertain. In addition, our exposure is in some cases more concentrated than is the case for other trading assets. They also exhibit a high degree of asset-specific risk. Given these characteristics, the market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity, and therefore we believe it is appropriate to characterize private equity risk as event risk.

We have developed modeling techniques to help us quantify the scale of our private equity risk and to allow us to calibrate these risks to the same confidence level that we apply to other trading activities. These techniques allow us to reflect the high levels of specific risk attached to private equity .

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

In order to deal with system risk, we have internal regulations on information security management that set out our security policy. We make it a first priority to make these regulations well known and understood by our employees, including the importance of compliance. Also, our users cooperate with system developers such as Nomura Research Institute in developing new systems since the early stage of the development, and we aim to structure these systems that operate in line with our actual business operations. Our users participate in comprehensive tests at the time of releasing important systems. We endeavor to mitigate system risk through appropriate inspections. Furthermore, for important systems, we have a surveillance system which operates 24 hours a day, 365 days a year, and we implement early inspection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where we conduct business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. We manage our legal risk primarily at the level of our regional operations. We have an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout our group and enhancing our internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of our Executive Officers and non-executive Directors including a member of the Audit Committee. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities, which consists of the President and Chief Executive Officer and some of the Executive Officers of Nomura Securities as well as two outside lawyers, considers major compliance matters. As part of our efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2004, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2004, the disclosure controls and procedures were effective. No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) occurred during the year ended March 31, 2004 that has materially affected, or is reasonably likely to affect, our internal control financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Koji Tajika, a member of the Audit Committee, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. For a description of his business experience, please see Item 6.A of this annual report.

Item 16B. Code of Ethics

On March 5, 2004, we adopted the “Code of Ethics of Nomura Group” that includes the “Code of Ethics for Financial Professionals”, which applies to our financial professionals including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics for Financial Professionals is attached as an exhibit to this annual report. There have been no amendments to, or waivers from, the Code of Ethics for Financial Professionals since its adoption.

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon has been our principal accountants for SEC reporting purposes for the last two fiscal years as described in Item 18 of this annual report. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Fees, such as advisory work for risk management and regulatory matters.

	For the year ended March 31,
	2003	2004	2004
	(in millions)
Audit Fees	¥624	¥766	$7.4
Audit-Related Fees	15	40	0.4
Tax Fees	76	86	0.8
All Other Fees	37	21	0.2

Total	¥752	¥913	$8.8

In accordance with the regulations of the Securities and Exchange Commission issued pursuant to Sections 202 and 208 of the Sarbanes-Oxley Act of 2002, our Audit Committee has adopted a pre-approval policy regarding the engagements of our principal accountants. Under the pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval”.

Under the pre-approval procedure for “General Pre-Approval”, our Chief Financial Officer in conjunction with our principal accountants must make a proposal to our Audit Committee for the types of services and estimated fee levels of each category of services to be generally pre-approved. Such proposal must be made no less frequently than annually. The Audit Committee will discuss the proposal and if necessary consult with outside professionals as to whether the proposed services would impair the independence of our principal accountants. If such proposal is accepted, our Audit Committee will inform our CFO and principal accountants of the services that have generally been pre-approved and included in a “General Pre-Approved List”.

Under the pre-approval procedure for “Specific Pre-Approval”, if any proposed services are not on the General Pre-Approved List, our CFO must submit an application to our Audit Committee for such services. After reviewing the details and estimated fee levels for each engagement and if necessary consulting with outside professionals as to whether the proposed services would impair the independence of our principal accountants, our Audit Committee may make a specific pre-approval decision on these services. Also, if any approved services in the General Pre-Approved List exceed the fee levels prescribed on the List, our CFO must submit an application to our Audit Committee for new fee levels for such services. Our Audit Committee may make a pre-approval decision after reviewing the details of the services and the estimated fee levels for each engagement.

None of the services described in the first paragraph under this Item 16C were waived from the pre-approval requirement pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

In July 2002, we decided to engage Ernst & Young ShinNihon (formerly known as “Shin Nihon & Co.”), member firm in Japan of Ernst & Young, as our new independent auditor with respect to our U.S. GAAP consolidated financial statements, replacing ChuoAoyama PricewaterhouseCoopers (formerly known as “ChuoAoyama Audit Corporation”), a participating member of PricewaterhouseCoopers network of firms. The engagement of Ernst & Young ShinNihon as our U.S. GAAP independent auditor is effective for the year ended March 31, 2003.

Through the year ended March 31, 2002, for domestic reporting purposes, we used Ernst & Young ShinNihon as the independent auditor with respect to our Japanese GAAP non-consolidated financial statements, and Ernst & Young ShinNihon and ChuoAoyama PricewaterhouseCoopers as independent auditors with respect to our Japanese GAAP consolidated financial statements. Starting with the year ended March 31, 2003, we are permitted under Japan’s recently revised regulations on consolidated financial statements, to prepare and publicly disclose, for domestic reporting purposes, U.S. GAAP consolidated financial statements. We have elected to do so with respect to the year ended March 31, 2003 and thereafter. In light of our decision to discontinue preparing Japanese GAAP consolidated financial statements for domestic reporting purposes, we reviewed and assessed the manner and process under which our U.S. GAAP consolidated financial statements for domestic reporting and SEC-reporting purposes were audited, and determined that it would be appropriate to engage a single independent auditor, Ernst & Young ShinNihon, for such purposes.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003)

1.5	Regulations of the Audit Committee (English translation)

1.6	Regulations of the Compensation Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003)

2.1	Specimen common stock certificates of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003)

Exhibit Number	Description
2.2

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003) (*)

8.1	Subsidiaries of the registrant

11.1	Code of Ethics

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(*)	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 26, 2003, in the form of this exhibit.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. and subsidiaries (the “Company”) as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries at March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in the year ended March 31, 2003 the Company changed its method of accounting for goodwill amortization to conform to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.”

Ernst & Young ShinNihon

Tokyo, Japan

May 18, 2004,

Except for Note 12, as to which the date is June 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nomura Holdings, Inc.

In our opinion, the accompanying consolidated income statement and consolidated statements of shareholders’ equity, comprehensive income and cash flows present fairly, in all material respects, the results of operations and cash flows of Nomura Holdings, Inc. (formerly, The Nomura Securities Co., Ltd.) and its subsidiaries for the year ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

June 26, 2002

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥491,237	¥637,372	$6,118
Time deposits	422,570	248,737	2,388
Deposits with stock exchanges and other segregated cash	41,702	44,528	427

	955,509	930,637	8,933

Loans and receivables:
Loans receivable	436,371	543,894	5,221
Receivables from customers	404,388	10,744	103
Receivables from other than customers	311,665	464,776	4,461
Receivables under resale agreements and securities borrowed transactions	8,603,170	12,881,752	123,648
Securities pledged as collateral	3,359,807	5,232,640	50,227
Allowance for doubtful accounts	(15,159)	(5,778)	(55)

	13,100,242	19,128,028	183,605

Trading assets and private equity investments:
Securities inventory	5,152,393	7,837,663	75,232
Derivative contracts	503,417	479,659	4,604
Private equity investments	270,890	291,774	2,801

	5,926,700	8,609,096	82,637

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥177,374 million in 2003 and ¥182,449 million ($1,751 million) in 2004	184,868	200,700	1,926
Lease deposits	65,211	64,764	622
Non-trading debt securities	270,120	202,896	1,948
Investments in equity securities	138,084	169,459	1,627
Investments in and advances to affiliated companies	223,970	207,668	1,993
Deferred tax assets	112,313	105,901	1,017
Other	192,429	133,817	1,284

	1,186,995	1,085,205	10,417

Total assets	¥21,169,446	¥29,752,966	$285,592

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥1,183,535	¥3,024,341	$29,030
Payables and deposits:
Payables to customers	180,565	772,964	7,420
Payables to other than customers	384,910	355,429	3,412
Payables under repurchase agreements and securities loaned transactions	10,952,135	14,780,541	141,875
Time and other deposits received	256,184	255,703	2,454

	11,773,794	16,164,637	155,161

Trading liabilities:
Securities sold but not yet purchased	3,401,715	5,559,598	53,365
Derivative contracts	487,005	417,368	4,006

	3,888,720	5,976,966	57,371

Other liabilities:
Accrued income taxes	28,608	93,538	898
Accrued pension and severance costs	86,582	86,439	830
Other	296,509	235,888	2,264

	411,699	415,865	3,992

Long-term borrowings	2,269,370	2,385,469	22,898

Total liabilities	19,527,118	27,967,278	268,452

Commitments and contingencies (Note 17)
Shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares at March 31, 2003 and 2004	182,800	182,800	1,755
Additional paid-in capital	151,328	154,063	1,479
Retained earnings	1,407,028	1,550,231	14,880

Accumulated other comprehensive (loss) income:
Minimum pension liability adjustment	(41,558)	(34,221)	(328)
Cumulative translation adjustments	(22,329)	(34,380)	(331)

	(63,887)	(68,601)	(659)

	1,677,269	1,818,493	17,455
Less—Common stock held in treasury, at cost—25,556,340 shares and 24,263,831 shares at March 31, 2003 and 2004, respectively	(34,941)	(32,805)	(315)

Total shareholders’ equity	1,642,328	1,785,688	17,140

Total liabilities and shareholders’ equity	¥21,169,446	¥29,752,966	$285,592

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENTS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Revenue:
Commissions	¥140,001	¥141,640	¥210,216	$2,018
Fees from investment banking	75,255	81,847	86,994	835
Asset management and portfolio service fees	109,985	79,290	66,193	635
Net gain on trading	162,228	172,308	229,042	2,199
Interest and dividends	500,541	401,924	396,870	3,809
(Loss) gain on investments in equity securities	(55,860)	(41,288)	55,888	536
Gain from changes in equity of an affiliated company	3,504	—	—	—
PFG entities product sales	294,931	—	—	—
PFG entities rental income	177,053	—	—	—
Gain on sales of PFG entities	116,324	—	—	—
Gain (loss) on private equity investments	232,472	(14,391)	13,138	126
Other	68,965	19,589	41,205	396

Total revenue	1,825,399	840,919	1,099,546	10,554
Interest expense	504,048	274,645	296,443	2,845

Net revenue	1,321,351	566,274	803,103	7,709

Non-interest expenses:
Compensation and benefits	379,540	244,167	259,336	2,489
Commissions and floor brokerage	20,962	20,844	19,169	184
Information processing and communications	87,252	77,389	80,031	768
Occupancy and related depreciation	73,787	57,152	54,221	520
Business development expenses	26,652	24,361	23,100	222
PFG entities cost of goods sold	200,871	—	—	—
PFG entities expenses associated with rental income	111,529	—	—	—
Other	247,786	94,952	84,570	813

	1,148,379	518,865	520,427	4,996

Income before income taxes and cumulative effect of accounting change	172,972	47,409	282,676	2,713

Income tax expense (benefit):
Current	61,898	25,519	108,434	1,041
Deferred	(56,972)	11,776	1,913	18

	4,926	37,295	110,347	1,059

Income before cumulative effect of accounting change	168,046	10,114	172,329	1,654
Cumulative effect of accounting change	—	109,799	—	—

Net income	¥168,046	¥119,913	¥172,329	$1,654

	Yen			Translation into U.S. dollars
Per share of common stock:
Basic—
Income before cumulative effect of accounting change	¥85.57	¥5.17	¥88.82	$0.85
Cumulative effect of accounting change	—	56.09	—	—

Net income	¥85.57	¥61.26	¥88.82	$0.85

Diluted—
Income before cumulative effect of accounting change	¥85.32	¥5.17	¥88.82	$0.85
Cumulative effect of accounting change	—	56.09	—	—

Net income	¥85.32	¥61.26	¥88.82	$0.85

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Common Stock
Balance at beginning of year	¥182,797	¥182,800	¥182,800	$1,755
Exercise of warrants	3	—	—	—

Balance at end of year	¥182,800	¥182,800	¥182,800	$1,755

Additional paid-in capital
Balance at beginning of year	¥146,133	¥150,979	¥151,328	$1,453
Gain on sales of treasury stock	—	—	1,807	17
Issuance of common stock options	—	349	928	9
Common stock issued for business combinations	4,843	—	—	—
Exercise of warrants	3	—	—	—

Balance at end of year	¥150,979	¥151,328	¥154,063	$1,479

Retained earnings
Balance at beginning of year	¥1,177,660	¥1,316,221	¥1,407,028	$13,506
Net income	168,046	119,913	172,329	1,654
Cash dividends	(29,485)	(29,106)	(29,126)	(280)

Balance at end of year	¥1,316,221	¥1,407,028	¥1,550,231	$14,880

Accumulated other comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	¥(19,083)	¥(24,972)	¥(41,558)	$(399)
Net change during the year	(5,889)	(16,586)	7,337	71

Balance at end of year	¥(24,972)	¥(41,558)	¥(34,221)	$(328)

Cumulative translation adjustments
Balance at beginning of year	¥(51,021)	¥(19,685)	¥(22,329)	$(215)
Transfer to income statement on sales and contribution of PFG entities	2,627	—	—	—
Other change during the year, net	28,709	(2,644)	(12,051)	(116)

Balance at end of year	¥(19,685)	¥(22,329)	¥(34,380)	$(331)

Common stock held in treasury
Balance at beginning of year	¥(58)	¥(414)	¥(34,941)	$(336)
Repurchase of common stock	—	(34,527)	(4,084)	(39)
Sale of common stock	387	—	6,220	60
Other net change in treasury stock	(743)	—	—	—

Balance at end of year	¥(414)	¥(34,941)	¥(32,805)	$(315)

Number of shares issued
Balance at beginning of year	1,962,977,841	1,965,919,860	1,965,919,860
Common stock issued for business acquisitions	2,939,416	—	—
Exercise of warrants	2,603	—	—

Balance at end of year	1,965,919,860	1,965,919,860	1,965,919,860

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Net income	¥168,046	¥119,913	¥172,329	$1,654
Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax	31,336	(2,644)	(12,051)	(116)
Minimum pension liability adjustment:
Changes in minimum pension liability during the year	(10,154)	(27,460)	12,445	120
Deferred income taxes	4,265	10,874	(5,108)	(49)

Total	(5,889)	(16,586)	7,337	71

Total other comprehensive (loss) income	25,447	(19,230)	(4,714)	(45)

Comprehensive income	¥193,493	¥100,683	¥167,615	$1,609

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Cash flows from operating activities:
Net income	¥168,046	¥119,913	¥172,329	$1,654
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Cumulative effect of accounting change	—	(109,799)	—	—
Depreciation and amortization	70,042	31,249	33,706	324
Loss (gain) on investments in equity securities	55,860	41,288	(55,888)	(536)
Gain from changes in equity of an affiliated company	(3,504)	—	—	—
(Gain) loss on sales of office buildings, land, equipment and facilities	(17,087)	467	318	3
Loss on devaluation of office buildings, land, equipment and facilities	20,180	3,175	3,083	30
Amortization of negative goodwill	(3,889)	—	—	—
Provision for (reversal of) allowance for doubtful accounts	5,002	(3,661)	13	0
Gain on sales of PFG entities	(116,324)	—	—	—
Gain on private equity investments	(232,472)	—	—	—
Deferred income tax (benefit) expense	(56,972)	11,776	1,913	18
Changes in operating assets and liabilities:
Time deposits	(97,592)	(36,585)	174,331	1,673
Deposits with stock exchanges and other segregated cash	10,695	(6,271)	(7,485)	(72)
Trading assets and private equity investments	(854,907)	(1,167,700)	(2,836,906)	(27,231)
Trading liabilities	(264,355)	1,242,333	2,152,243	20,659
Receivables under resale agreements and securities borrowed transactions	(379,434)	(2,315,743)	(4,812,090)	(46,190)
Payables under repurchase agreements and securities loaned transactions	363,754	3,236,698	4,533,150	43,513
Loans, receivables and securities pledged as collateral, net of allowance	(107,129)	(590,802)	(1,838,725)	(17,650)
Time and other deposits received and other payables	3,326	(477,756)	592,779	5,690
Accrued income taxes, net	6,058	(31,738)	80,273	771
Other, net	127,318	87,269	(18,938)	(182)

Net cash (used in) provided by operating activities	(1,303,384)	34,113	(1,825,894)	(17,526)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(92,168)	(45,235)	(39,303)	(377)
Proceeds from sales of office buildings, land, equipment and facilities	25,762	690	1,341	13
Payments for purchases of investments in equity securities	(3,017)	(10,299)	(61)	(1)
Proceeds from sales of investments in equity securities	36,621	30,067	24,309	233
Business combinations, net of cash acquired	(258,987)	—	(29,491)	(283)
Cash contributed to private equity investments	(95,720)	—	—	—
Proceeds from sales of PFG entities	129,469	—	—	—
Decrease in non-trading debt securities	178,869	152,209	61,705	592
Decrease in other investments and other assets	26,989	6,621	26,971	259

Net cash (used in) provided by investing activities	(52,182)	134,053	45,471	436

Cash flows from financing activities:
Increase in long-term borrowings	1,499,309	654,407	712,675	6,841
Decrease in long-term borrowings	(966,131)	(324,232)	(551,897)	(5,298)
Increase (decrease) in short-term borrowings, net	696,681	(290,775)	1,824,501	17,513
Proceeds from sales of common stock	—	—	8,027	77
Payments for repurchases of common stock	—	(34,527)	(4,084)	(39)
Payments for cash dividends	(34,352)	(29,485)	(43,686)	(419)

Net cash provided by (used in) financing activities	1,195,507	(24,612)	1,945,536	18,675

Effect of exchange rate changes on cash and cash equivalents	13,018	(8,952)	(18,978)	(182)

Net (decrease) increase in cash and cash equivalents	(147,041)	134,602	146,135	1,403
Cash and cash equivalents at beginning of the year	503,676	356,635	491,237	4,715

Cash and cash equivalents at end of the year	¥356,635	¥491,237	¥637,372	$6,118

Supplemental disclosure (see also Note 5):
Cash paid during the year for—
Interest	¥460,538	¥253,098	¥281,756	$2,705

Income tax payments, net	¥65,335	¥57,257	¥28,160	$270

Non cash investing activities—
Common stock issued for business acquisitions	¥4,843	¥—	¥—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in three business segments: Domestic Retail, Global Wholesale and Asset Management.

In Domestic Retail business, Nomura provides principally investment consultation services mainly to individual customers in Japan. In Global Wholesale business, Nomura provides principally fixed income and equity trading services and investment banking services mainly to institutions on a global basis. Also, Nomura conducts merchant banking business. In Asset Management business, Nomura provides principally development and management of investment trusts, and investment advisory services.

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

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary (see “Note 1. Summary of accounting policies: New accounting pronouncements”). Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc. In addition, the consolidated financial statements include the accounts of the investee companies (“PFG entities”) of the Principal Finance Group (“PFG”) through March 27, 2002 (See Note 5. Private equity investments).

All material intercompany transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

Private equity investments primarily are carried at fair value. Corresponding changes in the fair value of these investments are included in Gain (loss) on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors. As the underlying investments generally are in non-publicly listed companies, there are no externally quoted market prices available. In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. See Note 5 for further discussion of private equity investments and their valuation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

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

PFG entities revenue—

Product sales revenue, representing sales of beer, wine and spirits, and consumer electronics, was recognized upon the exchange of merchandise with customers or upon delivery of beer to pubs. Rental income under operating leases for tenanted pubs and residential properties was recognized over the lease term, generally on a straight-line basis. Rental income under operating leases for consumer electronics was recognized when earned under the terms of rental agreements, generally on a straight-line basis.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of computer installations and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization is included in Information processing and communications in the amount of ¥23,381 million, ¥25,570 million and ¥28,595 million ($274 million), and is included in Occupancy and related depreciation in the amount of ¥5,732 million, ¥5,678 million and ¥5,111 million ($49 million) for the years ended March 31, 2002, 2003 and 2004, respectively.

Depreciation and amortization of the PFG entities buildings, equipment and furniture and fixtures was included in Occupancy and related depreciation in the amount of ¥3,075 million, and was included in PFG entities expenses associated with rental income in the amount of ¥37,854 million for the year ended March 31, 2002.

Long-lived assets—

In August 2001, the FASB released SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. Nomura adopted the provisions of SFAS No. 144 on April 1, 2002.

As required by SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥18,341 million, ¥305 million and ¥538 million ($5 million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2002, 2003 and 2004, respectively. These losses are included in consolidated income statements under Non-interest expenses—Other.

These charges were incurred as a result of Nomura’s analysis to determine if there was any impairment of long-lived assets and significant decreases in the market or fair value of certain assets were identified. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥93,176 million and ¥44,908 million at March 31, 2003 and ¥139,049 million ($1,335 million) and ¥30,410 million ($292 million) at March 31, 2004, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Stock-based compensation—

Prior to April 1, 2002, Nomura accounted for its stock-based compensation plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. SFAS No. 123 requires that compensation cost for all stock awards be calculated and recognized over the service period, generally equal to the vesting period. The compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date. Compensation cost recognized in the year ended March 31, 2003 was the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years have not been restated.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilutive effect of convertible bonds, warrants and stock acquisition rights.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Goodwill recorded prior to July 1, 2001 was recognized as the excess of acquisition cost over the fair value of net assets acquired and was being amortized over 10 to 20 years on a straight-line basis. The amortization of goodwill is included in Non-interest expenses—Other. Goodwill recorded after June 30, 2001 and, upon adoption of SFAS No. 142, goodwill acquired prior to July 1, 2001 is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

Prior to the year ended March 31, 2003, negative goodwill, which was recognized as the excess of the fair value of net assets acquired over the acquisition cost on the accompanying balance sheets, and was being amortized over a 10 year period, on a straight-line basis. The amortization of negative goodwill was included in Non-interest expenses—Other. Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in the write-offs of negative goodwill arising from a previous business combination of ¥109,799 million, net of taxes, as of March 31, 2002.

New accounting pronouncements—

In January 2003, the FASB issued FIN 46. FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. VIEs are required to be consolidated by the primary beneficiaries of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. In accordance with the original provisions, Nomura adopted FIN 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003, Nomura was initially required to adopt FIN 46 in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

In October, 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FASB also deferred the effective date for applying FIN 46 to “non-registered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the Audit Guide (AICPA Audit and Accounting Guide—Audits of Investment Companies) and accounting by parent companies and equity method investors for investments in investment companies. In December 2003, the FASB issued a revision to FIN 46 (FIN 46-R), which incorporated October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Nomura applied FIN 46-R to all VIEs other than non-registered investment companies created before February 1, 2003, in which it held a variable interest as of December 2003. The implementation of FIN 46-R did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify certain financial instruments with characteristics of both liabilities and equity as liabilities (or an asset in some circumstances). Many of those instruments were previously classified as equity. Under SFAS No. 150, certain financial instruments issued in the form of shares that are mandatorily redeemable, that embody an obligation to repurchase the issuer’s equity shares, and that the issuer must or may settle by issuing a variable number of its equity shares, are classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosure about Pensions and Other Postretirement Benefits.” SFAS No. 132 revises employers’ disclosure about pension plans and other postretirement benefits by requiring additional disclosures such as description of the type of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognized during the periods. The statement does not change the measurement or recognition of the plans. The additional required annual disclosures are effective for Nomura’s fiscal year ended March 31, 2004.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥104.18 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Business combinations:

Prior to the fiscal year ended March 31, 2000, the Company directly held only 5.0% of the outstanding share capital of Nomura Asset Management Co., Ltd. (“NAM”), which provides investment management services and manages mutual funds. From the year ended March 2000 through the year ended March 2002, the Company acquired all remaining equity interest in NAM, for cash of ¥48,695 million and shares of the Company. Unamortized negative goodwill of ¥109,799 million related to the acquisition of NAM was written off upon the adoption of SFAS No.142, “Goodwill and Other Intangible Assets” on April 1, 2002.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarized unaudited pro forma financial information assumes the acquisition of NAM shares during the year ended March 31, 2002 had occurred on April 1, 2000.

Millions of yen
Year ended March 31 2002
Total revenue	¥1,873,805
Net income	159,316

Yen
Year ended March 31 2002
Net income per share—basic	¥81.12
—diluted	80.75

The following table presents a reconciliation of reported net income and earnings per share (“EPS”) to the amounts adjusted for the exclusion of goodwill amortization and negative goodwill amortization. Goodwill is not deductible for tax purposes.

	Millions of yen, except per share amounts			Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2002	2003	2004	2004
Net income:
Net income, as reported	¥168,046	¥119,913	¥172,329	$1,654
Exclusion: Goodwill and Negative goodwill amortization	(2,380)	(109,799)	—	—

Net income, as adjusted	¥165,666	¥10,114	¥172,329	$1,654

Basic EPS:
Net income, as reported	¥85.57	¥61.26	¥88.82	$0.85
Exclusion: Goodwill and Negative goodwill amortization	(1.21)	(56.09)	—	—

Net income, as adjusted	¥84.36	¥5.17	¥88.82	$0.85

Diluted EPS:
Net income, as reported	¥85.32	¥61.26	¥88.82	$0.85
Exclusion: Goodwill and Negative goodwill amortization	(1.21)	(56.09)	—	—

Net income, as adjusted	¥84.11	¥5.17	¥88.82	$0.85

4. Financial instruments:

Nomura enters into transactions in financial instruments including cash instruments and derivatives primarily for trading activities and, where needed, non-trading activities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Securities inventory and securities sold but not yet purchased

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are classified as Securities pledged as collateral of ¥3,360 billion and ¥5,233 billion ($50 billion) on the consolidated balance sheets at March 31, 2003 and 2004, respectively.

Securities inventory, including securities pledged as collateral and securities sold but not yet purchased at March 31, 2003 and 2004 consist of trading securities at fair value classified as follows. Certain non-trading securities were included in securities pledged as collateral and were excluded from the following table:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2003		2004		2004
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased
Equity securities and convertible bonds	¥1,669,100	¥907,635	¥2,091,565	¥1,301,983	$20,076	$12,497
Government and government agency bonds	3,840,167	2,260,809	7,702,731	3,957,335	73,937	37,986
Bank and corporate debt securities	1,382,211	204,231	1,153,693	223,983	11,074	2,150
Commercial paper and certificates of deposit	34,012	—	24,998	—	240	—
Options and warrants	38,033	27,191	41,900	62,871	402	603
Mortgage and mortgage-backed securities	1,007,928	1,750	773,083	13,414	7,421	129
Beneficiary certificates and other	540,749	99	1,278,993	12	12,277	0

	¥8,512,200	¥3,401,715	¥13,066,963	¥5,559,598	$125,427	$53,365

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including those classified as Securities pledged as collateral, represented 18.1% and 25.9% of Nomura’s total assets as of March 31, 2003 and 2004, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities financing transactions

Nomura enters into secured borrowing and lending transactions mainly to meet customers’ needs and finance trading inventory positions. The balance of receivables and payables under resale and repurchase agreements and securities borrowed and loaned transactions at March 31, 2003 and 2004 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Receivables under:
Resale agreements	¥4,224,229	¥5,701,646	$54,728
Securities borrowed transactions	4,378,941	7,180,106	68,920

Total	¥8,603,170	¥12,881,752	$123,648

Payables under:
Repurchase agreements	¥7,024,677	¥9,622,727	$92,366
Securities loaned transactions	3,927,458	5,157,814	49,509

Total	¥10,952,135	¥14,780,541	$141,875

Under these agreements and transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

In Japan, there is a market in which participants lend and borrow debt securities without collateral to/from financial institutions under agreements known as lending and borrowing debt securities contracts. Under these agreements, Nomura lends and borrows debt securities without collateral. At March 31, 2003 and 2004, the aggregate contractual amounts of borrowing debt securities contracts without collateral were ¥736 billion and ¥720 billion ($7 billion), respectively. There were no lending securities contracts without collateral at March 31, 2003 or 2004.

The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities and the portion that has been sold or repledged at March 31, 2003 and 2004 are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2003	2004	2004
The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥13,056	¥16,274	$156
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	11,258	12,882	124

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the normal course of business, Nomura enters into Gensaki transactions which involve selling securities to customers and repurchasing them from the customers on a specific future date at a specific price. As the Gensaki transactions are recorded as sales, the related securities and repurchase obligations are not reflected on the accompanying consolidated balance sheets. As of March 31, 2003 and 2004, securities sold under Gensaki agreements but not yet reacquired amounted to ¥35,000 million and ¥25,000 million ($240 million), respectively. The contractual repurchase value of the above Gensaki transactions at March 31, 2003 and 2004 approximated the market value of the securities at those dates.

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

Financial instruments pledged without the right to sell or repledge as collateral

Securities and loans receivables owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at March 31, 2003 and 2004, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Trading assets:
Equity securities and convertible bonds	¥286,940	¥278,000	$2,668
Government and government agency bonds	365,585	430,614	4,133
Bank and corporate debt securities	749,398	698,647	6,707
Warrants	172	1,087	10
Mortgage and mortgage-backed securities	842,561	629,736	6,045

	¥2,244,656	¥2,038,084	$19,563

Loans receivable and Investments:
Loans receivable	¥43,367	¥—	$—
Non-trading debt securities	50,483	48,099	462

	¥93,850	¥48,099	$462

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities. The Company’s U.S.-based indirect wholly-owned subsidiary, Nomura Derivative Products Inc. (“NDPI”), engages in the swap business. Counterparties to transactions executed with NDPI rely solely on the creditworthiness of NDPI and have no claims against the assets of any other Nomura group entities.

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

To the extent these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall off-balance sheet risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” EITF Issue No. 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF Issue No. 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Nomura defers recognition of certain gains and losses at the inception of a contract in accordance with EITF Issue No. 02-3.

The table below discloses the fair values at March 31, 2003 and 2004 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Trading Assets:
Foreign exchange forwards	¥16,558	¥34,807	$334
FRA(1) and other OTC(2) forwards	296	1,073	10
Swap agreements	410,912	293,883	2,821
Options other than securities options—purchased	75,651	149,896	1,439

Sub-total	503,417	479,659	4,604
Securities options—purchased(3)	37,704	40,593	390

Total	¥541,121	¥520,252	$4,994

Trading Liabilities:
Foreign exchange forwards	¥16,999	¥29,629	$284
FRA and other OTC forwards	8	1,324	13
Swap agreements	443,408	297,856	2,859
Options other than securities options—written	26,590	88,559	850

Sub-total	487,005	417,368	4,006
Securities options—written(3)	26,900	61,481	590

Total	¥513,905	¥478,849	$4,596

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate.

Net gain on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt and equity instruments. Revenues from trading include realized and unrealized

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Merchant Banking-including units managing principal finance business and some other private equity business	¥(6,828)	¥2,779	¥1,548	$15
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	113,036	35,919	75,232	722
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	56,020	133,610	152,262	1,462

	¥162,228	¥172,308	¥229,042	$2,199

Non-trading activities—

Nomura’s non-trading activities consist primarily of investments in equity securities for Nomura’s operating purposes and derivatives for purposes other than trading. Non-trading assets and non-trading liabilities consist of accounts other than Trading assets and private equity investments, Trading liabilities and trading balances of secured borrowings contained in Long-term borrowings which are shown in Note 8.

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

NOMURA HOLDINGS, INC.

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

Short-term financial assets and liabilities carried at amounts which approximate fair value include: cash and cash deposits, receivables from customers/other than customers, receivables under resale agreements and securities borrowed transactions, short-term borrowings, time and other deposits received, payables to customers/other than customers and payables under repurchase agreements and securities loaned transactions. These financial instruments mature principally within one year and bear interest at rates that approximate market.

The estimated fair values of loans receivable approximate carrying value. The estimated fair values of loans are determined based on loan characteristics. The fair value of fixed rate loans was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair values. For Nomura’s floating rate loans receivable, carrying value approximates fair value.

The following table presents financial instruments with carrying values that differ from their estimated fair values.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2003		2004		2004
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥2,269	¥2,293	¥2,385	¥2,399	$23	$23

Long-term borrowings

For certain bonds and notes issued by Nomura, Nomura enters into interest rate and currency swap contracts designated as hedges. The estimated fair values of the bonds and notes and related hedging instruments were estimated using quoted market prices where available or by discounting future cash flows.

5. Private equity investments:

Terra Firma investments

Nomura had been actively involved in the private equity business, through its UK based Principal Finance Group (“PFG”). As a result of a review to determine the optimum structure to run this business going forward, on

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Total assets and liabilities of PFG entities at the time of the restructuring were ¥1,348,195 million and ¥1,629,215 million, respectively. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed management of these investments, together with one investment, Annington Holdings plc, which was not transferred to the partnership. With effect from March 27, 2002, Nomura ceased consolidating the PFG entities and accounts for these investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with the accounting practices for broker-dealers and applicable to investment companies. This accounting treatment is effective only for periods on and after March 27, 2002. Thus, operating results for the years ended March 31, 2003 and 2004 are not directly comparable to prior years regarding the PFG entities.

Nomura recognized revenue amounting to ¥232,472 million through the deconsolidation of the PFG entities during the fiscal year ended March 31, 2002. This gain was as a result of the March 31, 2002 estimated fair value exceeding the carrying value of the investment. The carrying value was the cost of the investment less book losses incurred during the period of ownership. In other words, the 2002 gain is primarily the reversal of losses that had previously been consolidated. The fair value of the Terra Firma investments was derived from their projected future cash flows discounted at their weighted average cost of capital and, in some cases, real estate property valuations received from independent valuation specialists. The estimated fair value of Terra Firma investments was ¥265,742 million and ¥287,246 million ($2,757 million) at March 31, 2003 and 2004, respectively. Of this, the respective percentages at March 31, 2003 and 2004 are 64 % and 65% for Real Estate, 6% and 12% for the Services Sector and the remaining balance of 30% and 23% is in Consumer Businesses, which includes Retail and Consumer Finance.

In July 2001, PFG acquired an effective 59% equity interest in Meridien Capital Limited (“Meridien”). Cash consideration paid, net of cash acquired, was ¥270,629 million. The results of Meridien’s operations have been included in the consolidated financial statements from the date of acquisition to March 27, 2002, the date Nomura ceased to consolidate Meridien. In February and March 2002, Nomura sold certain PFG investments in the U.K. pub business totaling 5,400 pubs for ¥176,493 million. The sale of these businesses resulted in a realized gain on disposal of ¥116,324 million, net of transaction expenses.

Other private equity investments

Terra Firma Capital Partners Limited (“TFCPL”) has been established by former employees of Nomura to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. Nomura also agreed to be a 10% founder investor in a new private equity fund (“TFCP II”), which has been raised by TFCPL. At March 31, 2004, TFCP II closed commitments of ¥251 billion ($2.4 billion) and Nomura has a commitment of ¥25,073 million ($241 million), of which ¥3,996 million ($38 million) had been drawn down for investments. Nomura also accounts for its investment in TFCP II at fair value.

Nomura also has a growing private equity business in Japan, which it operates through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception, NPF has made 13 investments for an aggregate value of ¥ 71,250 million ($684 million) and exited from 2 of these investments. During the year ended March 31, 2004, NPF acquired three businesses in separate transactions. These acquisitions were not significant individually. The purchase price, net of cash acquired was ¥29,491 million ($283million). The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. The AICPA is expected to issue in 2004 a Statement of Position (“SOP”)—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies. When the SOP is issued, Nomura will make a determination under the guidance provided by the SOP as to whether NPF qualifies

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the investment Company Audit Guide (the “Audit Guide”). As discussed in Note 1, the FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company SOP is finalized. The most significant of the entities currently excluded from FIN46-R are the Terra Firma investments. Nomura’s interest in these investments totals ¥287 billion ($2.8 billion), which is already recorded on the consolidated balance sheet at March 31, 2004. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

Terra Firma investments valuation

As stated above, Terra Firma investments are carried at fair value. Corresponding changes in the fair value of these investments are included in Gain (loss) on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors.

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

Profit share payable to third parties

Availability and cost of finance.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sector	Valuation Factors
Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental acquisition costs, rental maintenance costs, as well as overheads and head office costs.

Retail	Market share, changes in market size, underlying trends in consumer behavior. Gross margin and operating costs, including outlet overheads and head office costs.

Services	Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditure. Ongoing servicing costs, including staff costs and central overheads. Additional contracts and additional non-contracted works. Availability and cost of finance.

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

For recently acquired investments (i.e., those acquired within 12 months, such as the investment in TFCP II), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Subsequent event

In April 2004, NPF has entered into an agreement to strengthen the capital base of Millennium Retailing Group (“MRG”), a major Japanese department store chain. Under the agreement, NPF will acquire ¥20 billion ($0.2 billion) of new shares to be issued by MRG around July 2004 and additional ¥30 billion ($0.3 billion) around the end of January 2005, giving NPF a majority stake.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Securitization and Variable Interest Entities (VIEs):

Securitization activities—

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

During the years ended March 31, 2003 and 2004, Nomura securitized ¥110 billion and ¥170 billion ($1.6 billion) of financial assets, respectively. In addition, Nomura received ¥45 billion and ¥17 billion ($0.2 billion) from securitization trusts and paid ¥38 billion and ¥12 billion ($0.1 billion) to securitization trusts, respectively. Nomura held ¥5 billion and ¥2 billion ($0.02 billion) of retained interests in transferred assets at March 31, 2003 and 2004, respectively.

Variable Interest Entities (VIEs)—

In January 2003, the FASB issued FIN 46. FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. VIEs are required to be consolidated by the primary beneficiaries of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. In accordance with the original provisions, Nomura adopted FIN 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003, Nomura was initially required to adopt FIN 46 in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

In October, 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FASB also deferred the effective date for applying FIN 46 to “non-registered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the AICPA Audit and Accounting Guide—Audits of Investment Companies (“Audit Guide”) and accounting by parent companies and equity method investors for investments in investment companies. In December 2003, the FASB issued a revision to FIN 46 (FIN 46-R), which incorporated the October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Nomura applied FIN 46-R to all VIEs other than non-registered investment companies created before February 1, 2003, in which it held a variable interest as of December 31, 2003. The implementation of FIN 46-R did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization activities. Nomura purchases and sells variable interests in VIEs in connection with its market-making and investing activities. At March 31, 2004, Nomura consolidated a VIE of which Nomura currently is the primary beneficiary, that was created to market structured bonds to investors by repackaging corporate convertible bonds.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura also sells beneficial interests regarding leveraged or operating leases for aircraft using VIEs. In such transactions, Nomura may have significant variable interests. In addition, Nomura may have equity interest in VIEs which acquire assets primarily high yield leveraged loans and other debt obligations rated below investment grade, by issuing debt and equity.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds the significant variable interests and maximum exposure to loss associated with these significant variable interests at March 31, 2004. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure:

	Billions of yen	Translation into billions of U.S. dollars
VIE assets	¥120	$1.2
Maximum exposure to loss	19	0.2

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the Audit Guide. As discussed in Note 1, the FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company SOP is finalized. The most significant of these entities are the Terra Firma investments. Nomura’s interest in these investments totals ¥287 billion ($2.8 billion), which is already recorded on the consolidated balance sheet at March 31, 2004. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments. (See Note 5 for the impact of de-consolidation in March 2002.)

7. Receivables from and payables to customers and other:

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”). Margin transaction loans amounting to ¥47,243 million and ¥149,114 million ($1,431 million) at March 31, 2003 and 2004, respectively, are collateralized by customers’ securities and are also collateralized by customers’ deposits of securities. Banking/financing activities loans amount to ¥272,562 million and ¥214,825 million ($2,062 million) at March 31, 2003 and 2004, respectively. Inter-bank money market loans amount to ¥113,569 million and ¥176,866 million ($1,698 million) at March 31, 2003 and 2004, respectively.

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Net receivables/payables arising from unsettled trades were included in Receivables from customers amounting to ¥389,790 million at March 31, 2003, and Payables to customers in the amount of ¥506,318 million ($4,860 million) at March 31, 2004. Payables to customers/other than customers include funds received from customers/other than customers. Deposits received from customers of ¥150,357 million and ¥190,163 million ($1,825 million) are included in Payables to customers at March 31, 2003 and 2004, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts for the years ended March 31, 2002, 2003 and 2004 are shown below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Balance at beginning of year	¥(26,529)	¥(18,410)	¥(15,159)	$(146)
Additions:
Charged to costs and expenses	(5,002)	—	(13)	0
Deductions:
Reversal of allowance for doubtful accounts	—	3,661	—	—
Charge-offs	6,078	650	9,237	89
Other:
Contribution of PFG entities	8,461	—	—	—
Other—net	(1,418)	(1,060)	157	2

Balance at end of year	¥(18,410)	¥(15,159)	¥(5,778)	$(55)

8. Borrowings:

Borrowings of Nomura at March 31, 2003 and 2004 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Short-term borrowings:
Commercial paper	¥251,151	¥283,000	$2,717
Bank loans(1)	85,460	464,545	4,459
Other(2)	846,924	2,276,796	21,854

Total	¥1,183,535	¥3,024,341	$29,030

Long-term borrowings:
Long-term loans from banks and other financial institutions	¥492,020	¥520,468	$4,996
Funding balances of bonds and notes issued:
Fixed-rate obligations:	503,874	518,820	4,980
Japanese yen denominated(3)	503,874	518,820	4,980
Variable-rate obligations:	45,319	34,200	328
Japanese yen denominated	33,826	34,200	328
Non-Japanese yen denominated	11,493	—	—
Medium-term notes:	1,040,278	1,190,826	11,431
Japanese yen denominated	791,245	982,548	9,432
Non-Japanese yen denominated	249,033	208,278	1,999

	1,589,471	1,743,846	16,739
Trading balances of secured borrowings	187,879	121,155	1,163

Total	¥2,269,370	¥2,385,469	$22,898

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Include interbank secured Call Loans of Nil at March 31, 2003 and ¥350 billion ($3 billion) at March 31, 2004.
(2)	Includes secured loans from the Bank of Japan of ¥838 billion at March 31, 2003 and ¥2,230 billion ($21 billion) at March 31, 2004.
(3)	Warrants included in “Fixed-rate obligations: Japanese yen denominated” are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
1.01% warrant at ¥2,305.00 per share—due year ending March 31, 2005	¥2,631	¥2,631	$25

At March 31, 2004, fixed-rate obligations are due between 2004 and 2018 at interest rates ranging from 0.40% to 4.15%. Variable-rate obligations, which are generally based on LIBOR, are due between 2004 and 2015 at interest rates ranging from 0.10% to 2.34%. Medium-term notes are due between 2004 and 2034 at interest rates ranging from 0.00% to 20.00%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the holder at specified dates prior to maturity and include various equity-linked or other indexed instruments.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued by subsidiaries are effectively converted to LIBOR-based floating rate obligations through such swap agreements. Carrying value of the long-term borrowings include adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, at March 31, 2003 and 2004 were as follows:

	March 31
	2003	2004
Short-term borrowings	0.16%	0.20%
Long-term borrowings	0.56%	0.36%
Fixed-rate obligations	0.61%	0.58%
Variable-rate obligations	0.83%	0.65%
Medium-term notes	0.43%	0.14%

Trading balances of secured borrowings

These balances of secured borrowings represent secured loans from special purpose entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes by the special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets. The outstanding balances of these assets are included in the consolidated balance sheets as Securities inventory, and approximate the outstanding balances of related secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2003 consist of the following (1):

Year ending March 31	Millions of yen
2004	¥313,933
2005	220,113
2006	213,025
2007	176,283
2008	224,411
2009 and thereafter	1,121,605

¥2,269,370

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2004 consist of the following (1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2005	¥199,349	$1,914
2006	195,068	1,872
2007	190,412	1,828
2008	246,401	2,365
2009	270,792	2,599
2010 and thereafter	1,283,447	12,320

	¥2,385,469	$22,898

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2003 and 2004, Nomura had unused committed lines of credit amounting to ¥921,385 million and ¥805,814 million ($7,735 million), respectively.

9. Assets pledged:

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. At March 31, 2003 and 2004, the carrying value of assets pledged, except for those disclosed in Notes 4 and 8, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Trading securities	¥773,267	¥2,440,316	$23,424
Loans receivable	—	73,752	708
Non-trading debt securities	—	37,013	355
Land and buildings	8,606	—	—
Investments in and advances to affiliated companies	—	6,648	64

	¥781,873	¥2,557,729	$24,551

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets in the above table were mainly pledged to financial institutions for loans payable and derivative transactions.

In addition, Nomura repledged ¥168,472 million and ¥193,652 million ($1,859 million) of securities borrowed at March 31, 2003 and 2004 as collateral for bank loans and other loans.

10. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen			Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Basic—
Income before cumulative effect of accounting change applicable to common stock	¥168,046	¥10,114	¥172,329	$1,654
Cumulative effect of accounting change applicable to common stock	—	109,799	—	—

Net income applicable to common stock	¥168,046	¥119,913	¥172,329	$1,654

Weighted average number of shares outstanding (in thousands)	1,963,881	1,957,316	1,940,116

Basic EPS:
Income before cumulative effect of accounting change	¥85.57	¥5.17	¥88.82	$0.85
Cumulative effect of accounting change	—	56.09	—	—

Net income	¥85.57	¥61.26	¥88.82	$0.85

Diluted—
Income before cumulative effect of accounting change applicable to common stock on which diluted net income per share is calculated	¥168,324	¥10,114	¥172,329	$1,654
Cumulative effect of accounting change applicable to common stock	—	109,799	—	—

Net income applicable to common stock	¥168,324	¥119,913	¥172,329	$1,654

Weighted average number of shares outstanding used in diluted EPS computations (in thousands)	1,972,903	1,957,316	1,940,239

Diluted EPS:
Income before cumulative effect of accounting change	¥85.32	¥5.17	¥88.82	$0.85
Cumulative effect of accounting change	—	56.09	—	—

Net income	¥85.32	¥61.26	¥88.82	$0.85

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were warrants to purchase 1,041 thousand shares of common stock at March 31, 2002, and warrants and options to purchase 3,230, and 3,148 thousand common shares, at March 31, 2003 and 2004, respectively, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each fiscal year.

11. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”). The following summarizes these plans:

Severance indemnities and pension plans—

Employees of the Company and subsidiaries other than private equity investees in Japan (“the Japanese entities”) who terminate employment are usually entitled to lump-sum severance indemnities or pension payments. The unfunded retirement plans generally provide lump-sum severance indemnities for employees in the Japanese entities with at least two years of service calculated by a formula based upon position, years of service and reason of retirement according to company regulations. The amounts of lump-sum severance indemnities under the unfunded retirement plans are subject to certain deductions if the participants receive pension payments. Some Japanese entities also have non-contributory defined benefit pension plans which provide annuity payments subsequent to retirement or lump-sum payments at the time of retirement for employees who retire at or after the age of 53 with at least 20 years of service or for survivors according to company regulations. The annuity is payable commencing at the age of 60 and is guaranteed for 15 years or for life, whichever is longer. Lump-sum payments are also provided to employees with at least 20 years of service. The annuity or lump-sum payments are calculated using a formula based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

In addition to the plans above, the Company and Nomura Securities Co., Ltd. adopted defined contribution pension plans in December 2001. Other Japanese entities started defined contribution pension plans in 2002 and 2003.

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

Substantially all overseas subsidiaries, excluding PFG entities, have various local defined benefit plans or defined contribution pension plans covering certain employees.

Net Periodic Benefit Expense

The net pension and severance costs of the defined benefit plans for the years ended March 31, 2002, 2003 and 2004 include the following components. Nomura uses a measurement date of December 31 for its defined benefit plans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Japanese plans—

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Service cost	¥7,109	¥7,270	¥8,064	$77
Interest cost	4,255	4,241	3,944	38
Expected return on plan assets	(3,111)	(2,910)	(2,542)	(24)
Amortization of net transition assets	(424)	(424)	(417)	(4)
Amortization of net actuarial losses	3,044	3,722	5,375	52
Amortization of prior service cost	356	356	356	3

Net periodic pension and severance costs	¥11,229	¥12,255	¥14,780	$142

PFG entities’ plans—

Millions of yen
Year ended March 31 2002
Service cost	¥2,163
Interest cost	7,293
Expected return on plan assets	(8,816)
Amortization of prior service cost	(55)

Net periodic pension costs	¥585

Curtailment/settlement gain	¥(390)

Nomura also recognized net periodic costs of plans other than Japanese plans and PFG entities’ plans, which are not significant.

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in Japanese plans benefit obligation and fair value of plan assets for the years ended March 31, 2003 and 2004 and a summary of the funded status at March 31, 2003 and 2004.

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2003	2004	2004
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥185,410	¥198,047	$1,901
Service cost	7,270	8,064	77
Interest cost	4,241	3,944	38
Actuarial loss	9,842	8,763	84
Benefits paid	(8,780)	(9,210)	(88)
Other	64	(230)	(2)

Benefit obligation at end of year	198,047	209,378	2,010

Change in plan assets:
Fair value of plan assets at beginning of year	111,080	96,979	931
Actual return on plan assets	(13,512)	19,413	186
Employer contributions	5,474	5,432	52
Benefits paid	(6,063)	(6,493)	(62)

Fair value of plan assets at end of year	96,979	115,331	1,107

Funded status	(101,068)	(94,047)	(903)
Unrecognized net assets at transition	(417)	—	—
Unrecognized net actuarial loss	89,323	75,841	728
Unrecognized prior service cost	833	477	5

Net accrued pension liabilities	(11,329)	(17,729)	(170)

Intangible asset	(1,595)	(477)	(5)
Minimum pension liability adjustment	(68,168)	(54,414)	(522)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(81,092)	¥(72,620)	$(697)

Nomura also recognized accrued pension/severance costs for other plans amounting to ¥5,490 million at March 31, 2003 and ¥13,819 million ($133 million) at March 31, 2004.

The accumulated benefit obligation for Japanese plans was ¥178,071 million and ¥187,951 million ($1,804 million) as of March 31, 2003 and 2004, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions

The following table presents the weighted-average assumptions used to determine Japanese plans benefit obligations at year end:

	March 31
	2003	2004
Discount rate	2.0%	1.8%
Rate of increase in compensation levels	4.0%	4.0%

The following table presents the weighted-average assumptions used to determine Japanese plans net periodic benefit costs for the year:

	Year ended March 31
	2002	2003	2004
Discount rate	2.4%	2.3%	2.0%
Rate of increase in compensation levels	4.1%	4.1%	4.0%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

The weighted-average discount rate, rate of increase in compensation levels, expected long-term rate of return on plan assets and pension increase used to determine PFG entities’ plans net periodic benefit costs for the year ended March 31, 2002 were 6.0%, 4.4%, 5.7% and 2.5%, respectively.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets for Japanese plans by asset category:

	March 31
	2003	2004
Equity securities	47.4%	57.6%
Debt securities	46.4%	37.1%
Other	6.2%	5.3%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese plans, the target of strategic allocation is principally 53.5% equity securities, 38.5% debt securities and 8.0% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Cash Flows

Nomura expects to contribute approximately ¥5,358 million ($51 million) to Japanese plans in the year ending March 31, 2005 based upon their current funded status and expected asset return assumptions. Certain Japanese entities’ policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan participants.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expected benefit payments associated with Japanese plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2005	¥9,209	$88
2006	7,269	70
2007	7,583	73
2008	8,165	78
2009	7,922	76
2010-2014	46,625	448

Defined Contribution Plans

Japanese entities contributed ¥176 million, ¥724 million and ¥733 million ($7 million) to the defined contribution pension plans for the years ended March 31, 2002, 2003, and 2004, respectively.

The contributions to the overseas defined contribution pension plans other than PFG entities’ plans are ¥2,631 million ¥2,407 million and ¥2,223 million ($21 million) for the years ended March 31, 2002, 2003 and 2004, respectively.

Japan Securities Dealers Employees Pension Fund (“JSDE Fund”)

Substantially all employees of the Japanese entities were covered under an industry-wide multi-employer non-contributory welfare pension plan, which is administered by the JSDE Fund in coordination with the contributory governmental welfare pension plan. Most of the Japanese entities withdrew from the JSDE Fund at the end of August 2001, and paid a special withdrawal charge of ¥18,892 million that was charged to income in the year ended March 31, 2002. The rest of the Japanese entities also withdrew from the JSDE Fund at the end of August 2003, and paid a special withdrawal charge of ¥2,825 million ($27 million) that was charged to income in the year ended March 31, 2004.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The net postretirement benefit costs, which are equivalent to the required contribution, amount to ¥4,111 million, ¥3,974 million and ¥4,569 million ($44 million) for the years ended March 31, 2002, 2003 and 2004, respectively.

12. Stock-based compensation plans:

At March 31, 2004, the Company has three stock-based compensation plans (“Stock Option Plans”). The first commenced in August 2000, the second commenced in August 2002 and the third commenced in July 2003.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2000, upon the issuance of unsecured bonds with detachable warrants, the Company purchased all of the detachable warrants and delivered 2,619 warrants for the acquisition of 1.1 million shares to directors, statutory auditors and certain employees as stock options. The warrants vested 6 months after the date of grant. In August 2002, the Company granted 2,227 stock acquisition rights as stock options for the acquisition of 2.2 million shares to directors, statutory auditors, and certain employees. The options vest two years after the date of grant. In July 2003, the Company granted 2,252 stock acquisition rights as stock options for the acquisition of 2.3 million shares to directors, executive officers, and certain employees. The options vest two years after the date of grant.

The activity related to these Stock Option Plans is set forth below:

	Options outstanding	Weighted average exercise price	Weighted average remaining life (years)
Outstanding at March 31, 2001	1,133,622	¥2,305	3.4
Granted	—	—
Exercised	(2,603)	2,305
Repurchased	(89,805)	2,305
Forfeited	—	—
Outstanding at March 31, 2002	1,041,214	2,305	2.4
Granted	2,227,000	1,807
Exercised	—	—
Repurchased	(37,744)	2,305
Forfeited	—	—
Outstanding at March 31, 2003	3,230,470	1,962	4.8
Granted	2,252,000	1,631
Exercised	—	—
Repurchased	(65,076)	2,305
Forfeited	(27,000)	1,742
Outstanding at March 31, 2004	5,390,394	1,820	4.8

At March 31, 2002, 2003, and 2004, options exercisable were 1,041,214, 1,003,470, and 938,394, respectively.

The following table details the distribution of stock options at March 31, 2004:

	Options outstanding			Options exercisable
Exercise prices	Options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Options exercisable	Weighted-average exercise price
¥1,500 – 1,999	4,452,000	¥1,718	5.8	—	¥—
¥2,000 – 2,499	938,394	¥2,305	0.4	938,394	¥2,305

Total	5,390,394	¥1,820	4.8	938,394	¥2,305

Total stock-based compensation expense included in net income for the year ended March 31, 2002, 2003 and 2004, were Nil, ¥349 million, and ¥928 million ($9 million), respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of options granted during the years ended March 31, 2003 and 2004 was ¥451 and ¥516 ($5) per share, respectively, at the grant date. Fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	Year ended March 31
	2003	2004
Expected dividend yield	0.99%	0.97%
Expected volatility	43.72%	44.58%
Risk-free interest rate	0.73%	0.62%
Expected lives	7 years	7 years

Subsequent event

On May 21, 2004, the Company approved the issuance of stock acquisition rights effective June 4, 2004 in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution passed at the annual general meeting of shareholders held on June 26, 2003. Total number of stock acquisition rights to be issued is 1,363 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 1.4 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be ¥ 1 per share. The options vest two years after the date of grant.

The Company will issue additional stock acquisition rights as stock options (shinkabu-yoyaku-ken) as incentives for the directors, executive officers and employees of the Company and its subsidiaries to maintain high levels of performance and to recruit talented human resources. Issuance of stock acquisition rights as stock options (shinkabu-yoyaku-ken) without receipt of consideration in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan was approved at the annual meeting of shareholders held on June 25, 2004. Pursuant to the approval, the Company will introduce the following two additional types of stock option plans, the “Stock Option A plan” and the “Stock Option B plan”. According to the Stock Option A plan, the Company will grant up to 2,500 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price will be the amount that is equal to 1.05 times the higher of either the average of the daily closing prices of the common stock of the Company in regular trading at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights, or the closing price on the issue date. According to the Stock Option B plan, the Company will grant up to 2,500 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be ¥ 1 per share.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Income taxes:

The components of income tax expense reflected in the consolidated income statements are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Current:
Domestic	¥36,539	¥21,570	¥107,989	$1,037
Foreign	25,359	3,949	445	4

	61,898	25,519	108,434	1,041

Deferred:
Domestic	(72,650)	22,367	10,222	98
Foreign	15,678	(10,591)	(8,309)	(80)

	(56,972)	11,776	1,913	18

Total	¥4,926	¥37,295	¥110,347	$1,059

The Company and subsidiaries in Japan were subject to a normal effective statutory tax rate of approximately 42% for the year ended March 31, 2002.

From the year ended March 31, 2003, the Company and its wholly-owned domestic subsidiaries adopted the consolidated tax return system. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. As a result, the normal effective statutory tax rate of the Company and subsidiaries in Japan was approximately 44% for the years ended March 31, 2003 and 2004.

New Japanese tax legislation was issued in March 2003, reducing the standard enterprise tax rate and creating new taxes on capital and certain expenses defined in the law, which became effective on April 1, 2004 for the Company and its domestic subsidiaries. When this legislation was first released, it was expected that the domestic effective statutory tax rate effective on April 1, 2004 would be approximately 40%; however, as the determination of tax rates were finalized, the actual effective tax rate became 41% as of March 31, 2004. The changes in the future effective tax rate decreased existing deferred tax assets, resulting in increasing Income tax expense—Deferred by ¥7,935 million for the year ended March 31, 2003, and increased existing deferred tax assets, resulting in decreasing Income tax expense—Deferred by ¥1,435 million ($14 million) for the year ended March 31, 2004.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the consolidated income statements to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2002	2003	2004
Normal effective statutory tax rate	42.0%	44.0%	44.0%
Impact of:
Change in deferred tax valuation allowance	19.5	12.4	2.1
Non-deductible expenses	1.9	6.6	1.3
Dividends from subsidiaries	1.3	2.1	0.5
Amortization of negative goodwill	(3.2)	—	—
Contribution of PFG entities	(25.4)	—	—
Non-taxable revenue	(2.4)	(6.0)	(1.1)
Loss on sale/impairment of investments in subsidiaries and affiliates	(18.2)	—	—
Tax effect of undistributed earnings of foreign subsidiaries	(0.4)	(7.6)	(3.4)
Different tax rate applicable to income (loss) of foreign subsidiaries	(14.0)	10.3	(1.6)
Effect of revision of future statutory tax rates	—	15.5	(0.9)
Others	1.7	1.4	(1.9)

Effective tax rate	2.8%	78.7%	39.0%

The net deferred tax assets of ¥112,313 million and ¥105,901 million ($1,017 million) included in the consolidated balance sheets at March 31, 2003 and 2004, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥4,367 million and ¥13 million ($0.1 million) included in Other liabilities—Other in the consolidated balance sheets at March 31, 2003 and 2004, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥17,795	¥16,842	$162
Valuation of financial instruments	80,505	87,570	841
Accrued pension and severance costs	38,267	45,784	439
Other accrued expenses and provisions	34,294	32,916	316
Operating losses	131,504	123,313	1,184
Others	9,652	5,592	54

Gross deferred tax assets	312,017	312,017	2,996
Less—Valuation allowance	(127,747)	(120,798)	(1,160)

Total deferred tax assets	184,270	191,219	1,836

Deferred tax liabilities
Valuation of financial instruments	56,914	83,206	799
Undistributed earnings of foreign subsidiaries	12,982	1	0
Others	6,428	2,124	20

Total deferred tax liabilities	76,324	85,331	819

Net deferred tax assets	¥107,946	¥105,888	$1,017

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets for the years ended March 31, 2002, 2003 and 2004 are shown below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Balance at beginning of year	¥176,837	¥129,153	¥127,747	$1,226
Net change during the year	(47,684)	(1,406)	(6,949)	(66)

Balance at end of year	¥129,153	¥127,747	¥120,798	$1,160

At March 31, 2004, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥125,593 million ($1,206 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

In the year ended March 31, 2004, the Company determined that it would not repatriate undistributed earnings of its three regional holding companies within the foreseeable future. As a result, ¥ 8,496 million ($82 million) of previously provided deferred tax liabilities have been reversed. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%.

At March 31, 2004, Nomura has net operating loss carryforwards, for income tax purposes, of ¥390,739 million ($3,751 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥68,631 million ($659 million), which can be carried forward indefinitely, expire as follows: 2005 through 2011—¥119,949 million ($1,151 million), 2012 and thereafter—¥202,159 million ($1,940 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

14. Common stock, legal reserve and retained earnings:

The balance of retained earnings at March 31, 2003 and 2004 includes statutory legal reserves required under the Japanese Commercial Code and Japanese Securities and Exchange Law that restricts the payments of dividends under the Commercial Code to shareholders. At March 31, 2004, ¥942,177 million ($9,044 million) of statutory retained earnings of the Company is not subject to this restriction, which was based on the amount recorded in the Company’s statutory books of account maintained in accordance with accounting principles and practices prevailing in Japan. The U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the statutory books of account have no effect on the determination of retained earnings restricted for dividends under the Commercial Code.

Retained earnings include Nomura’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥10,082 million ($97 million) at March 31, 2004.

Dividends on common stock per share were ¥15.0 ($0.14) for the years ended March 31, 2002, 2003, and 2004, respectively.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2002, as follows: (a) total number of shares authorized for repurchase

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥250 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ended March 31, 2003.

Under this repurchase program, the Company repurchased 25 million shares of common stock at a cost of ¥32,914 million ($316 million). In addition, common stock held in treasury includes shares acquired from investors holding shares less than one standard trading unit. Common stock held in treasury also includes 755 thousand shares, or ¥1,532 million ($15 million), held by affiliated companies at March 31, 2004.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2003, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥150 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ending March 31, 2004. As of March 31, 2004, the Company has made no share repurchases under this program.

In September, 2003, the Company sold 4,650 thousand shares of treasury shares at a value of ¥7,967 million ($76 million) by a secondary offering, and also, the Company sold treasury shares by adding-to-holdings requests from investors holding shares less than one standard trading unit.

The appropriation of retained earnings with respect to the year ended March 31, 2004, which has been incorporated in the accompanying consolidated financial statements, was approved at the meeting of the board of directors held on May 18, 2004, and recorded in the statutory books of account in accordance with the Commercial Code afterward, and reported to shareholders at the annual meeting of shareholders held on June 25, 2004.

15. Regulatory requirements:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2003 and 2004, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2003 and 2004, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥163,544 million and ¥ 187,507 million ($1,800 million) and equities with a market value of ¥55,298 million and ¥101,824 million ($977 million), respectively, which were either included in Securities inventory on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission. The subsidiary is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maintenance of net capital of 4% of funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2003 and 2004, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

A subsidiary in the United Kingdom, a registered securities and futures firm, is subject to the capital requirements of The Financial Services Authority of the United Kingdom. Certain other subsidiaries, including a banking subsidiary, are subject to various regulatory requirements that may limit cash dividends and advances to Nomura and that establish minimum capital requirements. At March 31, 2003 and 2004, these subsidiaries were in compliance with all applicable regulatory capital adequacy requirements.

16. Investments in and transactions with affiliated companies:

Entities comprising a material portion of Nomura’s investments in affiliated companies or having a material impact on Nomura’s financial condition and results of operations include JAFCO Co., Ltd., Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.1% of the outstanding share capital at March 31, 2001 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, the Company acquired an additional 0.6% equity interest in JAFCO for a cash consideration of ¥2,122 million at quoted market prices. The unamortized balance of excess of the cost of the investments in affiliated company over JAFCO’s equity in the net assets at the dates of acquisition amounted to ¥36,356 million at March 31, 2002, and was being amortized over a 10 year period. During the year ended March 31, 2003, the Company acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd. The unamortized balance of equity method goodwill arising from JAFCO was ¥22,186 million ($213 million) at March 31, 2004.

The valuation of Nomura’s investment in JAFCO declined significantly because the Japanese and global capital markets slowed, limiting opportunities for financing activities and raising equity capital through initial public offerings. Nomura recorded impairment losses of ¥92,441 million and ¥21,165 million related to the write-down of its investment in JAFCO for the years ended March 31, 2002 and 2003, respectively, because these losses in value of the investment were other than temporary decline. The losses were included in Non-interest expenses—Other on the accompanying consolidated income statements.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

declined from 25.2% to 24.1%. The unamortized balance of excess of the cost of the investments in affiliated company over NRI’s equity in the net assets at the dates of acquisition amounted to ¥10,284 million at March 31, 2002, and was being amortized over a 10 year period.

During the year ended March 31, 2003, the Company acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd. The unamortized balance of equity method goodwill arising from NRI was ¥13,059 million ($125 million) at March 31, 2004.

Subsequent events

On May 18, 2004, the Company acquired an additional 17.2% equity interest in NRI for ¥81,214 million ($780 million) at quoted market price from Nomura Land and Building Co., Ltd. through Nomura Realty Capital Management Co., Ltd. (“NRCM”), a wholly-owned subsidiary of the Company.

Nomura Land and Building Co., Ltd. (“NLB”)—

NLB owns a substantial portion of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 17. Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, the Company acquired an additional 4.4% equity interest in NLB from a financial institution for cash consideration of ¥102 million. The excess of the cost of the investments in NLB over Nomura’s equity in NLB’s net assets is immaterial.

Subsequent events

On May 18, 2004, NRCM entered into an agreement with NLB to acquire certain assets and assume certain liabilities of NLB in exchange for cash. The transaction is scheduled to close on August 1, 2004.

A summary of balances and transactions with these affiliated companies, except for the lease transactions with NLB, which are disclosed in Note 17, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Investments in affiliated companies	¥124,464	¥135,168	$1,297
Advances to affiliated companies	99,506	72,500	696

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Revenues	¥8,214	¥3,592	¥2,443	$23
Non-interest expenses	24,995	27,242	34,734	333
Purchase of software and tangible assets	26,013	27,946	25,389	244

Advances to affiliated companies consist mainly of loans to NLB, which amount to ¥99,500 million and ¥72,500 million ($696 million), at March 31, 2003 and 2004, respectively. The interest rates of the long-term loans vary from 1.00% to 1.63% per annum, and the repayment dates will be between 2005 and 2007.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Carrying amount	¥112,410	¥122,082	$1,172
Market value	129,111	269,792	2,590

Equity in earnings (losses) of the above mentioned and other affiliates amounted to (¥6,012) million, (¥3,013) million and ¥9,479 million ($91 million) for the years ended March 31, 2002, 2003, and 2004, respectively. Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2002, 2003, and 2004 were ¥391 million, ¥504 million and ¥790 million ($8 million), respectively.

17. Commitments, contingencies and guarantees:

Credit and investment commitments—

In the normal course of its subsidiaries’ banking/financing activities, Nomura enters into contractual commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit.

Nomura has commitments to invest in various partnerships, primarily in connection with its merchant banking activities and also have commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in Commitments in connection with merchant banking activities.

Contractual amounts of these commitments at March 31, 2003 and 2004 were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Commitments to extend credit	¥188,959	¥102,508	$984
Commitments in connection with merchant banking activities	58,385	57,581	553

At March 31, 2004, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥102,508	¥30,019	¥54,550	¥—	¥17,939
Commitments in connection with merchant banking activities	57,581	298	22,204	13,159	21,920

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$984	$288	$524	$—	$172
Commitments in connection with merchant banking activities	553	3	213	126	211

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

Other commitments—

Nomura has commitments to enter into resale and repurchase agreements of ¥1,957 billion and ¥3,514 billion at March 31, 2003 and ¥2,527 billion ($ 24 billion) and ¥3,538 billion ($34 billion) at March 31, 2004, respectively.

Leases—

Leases as lessee

Nomura leases its office space and certain employees’ residential facilities in Japan under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses for the years ended March 31, 2002, 2003 and 2004 were ¥41,379 million, ¥40,678 million and ¥38,476 million ($369 million), respectively. A substantial portion of such rentals was paid to NLB, an affiliated company. Also, see Note 16, “Investments in and transactions with affiliated companies” for subsequent events.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2002	2003	2004	2004
Lease deposits	¥55,744	¥52,448	¥49,408	$474
Rent paid during the year	24,556	22,203	21,429	206

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented below is a schedule of minimum future rentals under operating leases with remaining terms exceeding one year as of March 31, 2004:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2004
2005	¥5,963	$57
2006	4,895	47
2007	4,290	41
2008	3,904	38
2009	3,498	34
2010 and thereafter	10,446	100

Total minimum lease payments	32,996	317
Sub lease income	2,139	21

Net minimum lease payments	¥30,857	$296

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility, and tax increases.

Guarantees—

In November 2002, the FASB issued FIN No. 45. FIN No. 45 specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions were effective with Nomura’s year ended March 31, 2003.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2003 and 2004:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2003		2004
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥193,140	¥6,898,950	¥320,887	¥10,962,532	$3,080	$105,227
Standby letters of credit and other guarantees	11	49,449	75	29,424	0	282

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2004:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥320,887	¥10,962,532	¥4,140,452	¥2,367,666	¥1,776,000	¥2,678,414
Standby letters of credit and other guarantees(1)	75	29,424	26,492	407	424	2,101

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2004.

	Translation into million of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$3,080	$105,227	$39,743	$22,727	$17,047	$25,710
Standby letters of credit and other guarantees	0	282	254	4	4	20

Litigation—

In the normal course of its business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Segment information:

Operating segments—

Nomura reports its results in three distinct core segments: Domestic Retail, Global Wholesale, and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•	Investments in the PFG entities (through March 27, 2002) and the NPF investments are treated as private equity positions for management reporting purposes, as management views these entities not as operating subsidiaries but as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Wholesale. For the PFG entities through March 27, 2002 and for substantially all of the NPF investments through the years ended March 31, 2003 and 2004, these investments were not carried at fair value, but were accounted for either as equity method investees or as consolidated subsidiaries under U.S. GAAP. The impact of consolidating these investments, and the impact of deconsolidating the PFG entities on March 27, 2002, including the elimination impact under U.S. GAAP, is excluded from the segment information and described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Nomura introduced certain methodologies to allocate Headquarters expenses to the three business segments effective April 1, 2002. Several global Headquarters accounts were created and Nomura allocated expenses from these accounts to business segments according to benefits received by each business segment. This allocation of Headquarters expenses was made to improve segment reporting and includes items not previously allocated. Had Nomura not applied the current allocation methodologies for the year ended March 31, 2003, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥42,758 million, ¥99,734 million and ¥3,883 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments’ results for the years ended March 31, 2002, 2003 and 2004 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2002
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243

Net revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299

Income (loss) before income taxes	¥20,484	¥191,278	¥10,176	¥(143,397)	¥78,541

Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	¥(83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	¥(1,047)	¥8,499	¥225,505

	Translation into millions of U.S. dollars
Year ended March 31, 2004
Non-interest revenue	$2,919	$2,792	$329	$(1)	$6,039
Net interest revenue	16	719	16	213	964

Net revenue	2,935	3,511	345	212	7,003
Non-interest expenses	2,171	2,182	355	130	4,838

Income (loss) before income taxes	$764	$1,329	$(10)	$82	$2,165

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Gain/(loss) on undesignated hedging instruments included in Net gain on trading	¥31,435	¥2,065	¥(12,544)	$(120)
Gain/(loss) on investment securities	218	(561)	1,590	15
Equity in (losses)/earnings of affiliates	(9,551)	(3,842)	8,514	82
Amortization of negative goodwill	13,316	—	—	—
Corporate items	(41,730)	(9,356)	(10,666)	(102)
Impairment loss on investment in an affiliated company	(92,441)	(21,165)	—	—
Impairment loss on long-lived assets	(5,321)	(305)	(66)	(1)
Multi-employer pension plan	(18,720)	—	—	—
Gain from changes in equity of an affiliated company	3,504	—	—	—
Others	(24,107)	(7,541)	21,671	208

Total	¥(143,397)	¥(40,705)	¥8,499	$82

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statements.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Net revenue	¥741,840	¥602,753	¥729,523	$7,003
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(60,177)	(43,017)	54,729	525
Effect of consolidation/deconsolidation of private equity investee companies	639,688	6,538	18,851	181

Consolidated net revenue	¥1,321,351	¥566,274	¥803,103	$7,709

Income before income taxes	¥78,541	¥89,211	¥225,505	$2,165
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(60,177)	(43,017)	54,729	525
Effect of consolidation/deconsolidation of private equity investee companies	154,608	1,215	2,442	23

Consolidated income before income taxes and cumulative effect of accounting change	¥172,972	¥47,409	¥282,676	$2,713

NOMURA HOLDINGS, INC.

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

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2002	2003	2004	2004
Net revenue:
Americas	¥20,772	¥58,019	¥56,514	$543
Europe	845,775	47,872	57,751	554
Asia and Oceania	10,629	8,902	14,814	142

Sub-total	877,176	114,793	129,079	1,239
Japan	444,175	451,481	674,024	6,470

Consolidated	¥1,321,351	¥566,274	¥803,103	$7,709

Income (loss) before income taxes and cumulative effect of accounting change:
Americas	¥(40,156)	¥14,851	¥1,015	$10
Europe	225,002	(34,314)	(13,162)	(126)
Asia and Oceania	(9,906)	(10,026)	(5,809)	(56)

Sub-total	174,940	(29,489)	(17,956)	(172)
Japan	(1,968)	76,898	300,632	2,885

Consolidated	¥172,972	¥47,409	¥282,676	$2,713

	March 31
	2002	2003	2004	2004
Long-lived assets:
Americas	¥10,898	¥9,938	¥5,493	$53
Europe	36,926	38,451	41,042	394
Asia and Oceania	1,499	1,630	2,197	21

Sub-total	49,323	50,019	48,732	468
Japan	127,120	145,134	156,951	1,506

Consolidated	¥176,443	¥195,153	¥205,683	$1,974

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2002, 2003 and 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ NOBUYUKI KOGA
	Name:	Nobuyuki Koga
	Title:	President and Chief Executive Officer

Date: June 25, 2004

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003)

1.5	Regulations of the Audit Committee (English translation)

1.6	Regulations of the Compensation Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003)

2.1	Specimen common stock certificates of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003)

2.2

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003) (*)

8.1	Subsidiaries of the registrant

11.1	Code of Ethics

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(*)	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 26, 2003, in the form of this exhibit.