Form 20-F
period 2005-03-31
NOMURA HOLDINGS INC
filed 2005-06-29
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

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

As of March 31, 2005, 1,941,261,889 shares of Common Stock were outstanding, including 54,104,392 shares represented by 54,104,392 American Depositary Shares.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following selected financial data as of March 31, 2001, 2002, 2003, 2004 and 2005 and for the years ended March 31, 2001, 2002, 2003, 2004 and 2005 has been derived from our consolidated financial statements included in this annual report and the annual reports for the years ended March 31, 2002, 2003 and 2004. These financial statements were prepared in accordance with U.S. GAAP.

You should read the following selected financial data in conjunction with Item 5, “Operating and Financial Review and Prospects”, of this annual report and our consolidated financial statements included in this annual report.

	Year Ended March 31,
	2001	2002	2003	2004	2005	2005(4)
	(in millions, except per share data)
Income statement data:
Revenue	¥1,469,298	¥1,825,399	¥807,651	¥1,045,936	¥1,126,237	$10,504
Interest expense	553,643	504,048	241,377	242,833	327,047	3,050

Net revenue	915,655	1,321,351	566,274	803,103	799,190	7,454
Non-interest expenses	759,483	1,148,379	518,865	520,427	594,355	5,544

Income before income taxes and cumulative effect of accounting change	156,172	172,972	47,409	282,676	204,835	1,910
Income tax expense	98,762	4,926	37,295	110,347	110,103	1,026

Income before cumulative effect of accounting change	57,410	168,046	10,114	172,329	94,732	884
Cumulative effect of accounting change	—	—	109,799	—	—	—

Net income	¥57,410	¥168,046	¥119,913	¥172,329	¥94,732	$884

Balance sheet data (period end):
Total assets	¥17,146,024	¥17,758,273	¥21,169,446	¥29,752,966	¥34,488,853	$321,664
Shareholders’ equity	1,436,428	1,604,929	1,642,328	1,785,688	1,868,429	17,426
Common stock	182,797	182,800	182,800	182,800	182,800	1,705

Per share data:
Income before cumulative effect of accounting change—basic	¥29.25	¥85.57	¥5.17	¥88.82	¥48.80	$0.46
Net income—basic	29.25	85.57	61.26	88.82	48.80	0.46
Income before cumulative effect of accounting change—diluted	29.25	85.32	5.17	88.82	48.77	0.45
Net income—diluted	29.25	85.32	61.26	88.82	48.77	0.45
Shareholders’ equity(1)	731.77	816.48	846.40	919.67	962.48	8.98
Cash dividends(1)	17.50	15.00	15.00	15.00	20.00	0.19
Weighted average number of shares outstanding(2) (in thousands)	1,962,937	1,963,881	1,957,316	1,940,116	1,941,401

Return on equity(3):	4.0%	11.1%	7.4%	10.1%	5.2%

Notes:

(1)	Calculated using the number of shares outstanding at year end.
(2)	The number shown is used to calculate basic earnings per common share.
(3)	Calculation method: Net income divided by average Shareholders’ equity.
(4)	Calculated using the yen-dollar exchange rate of $1.00 = ¥107.22, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. The rate we used for the translations was ¥107.22 equal to $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Year ended March 31,	High	Low	Average*	Year end
2001	¥125.54	¥104.19	¥111.64	¥125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22

Calendar year 2004	High	Low
December	105.59	102.56

Calendar year 2005	High	Low
January	104.93	102.26
February	105.84	103.70
March	107.49	103.87
April	108.67	104.64
May	108.17	104.41
June (through June 28)	109.89	106.64

*	Average rate represents the average of rates available on the last day of each month during the period.

The noon buying rate for Japanese yen on June 28, 2005 was $1.00 = ¥109.89

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

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

Holding large and concentrated positions of securities and other assets may expose us to large losses

Concentration of risk can expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

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

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with on-line securities companies in Japan is insensifying

Since the late 1990s, the financial services sector in Japan has been deregulated. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in on-line securities brokerage, are offering securities brokerage services at low commission rates. In response to commission deregulation, we also restructured our stock brokerage commissions to offer lower commissions depending on the trading amount and the type of customer account. Additionally, some on-line securities companies have recently tried to offer underwriting services for initial public offerings at dramatically reduced commission rates in order to gain market share. Should this strategy become more prevalent and prove successful, we would have to respond by offering lower commissions in order to retain our market share. We may continue to experience pricing pressures in the future.

Competition with securities companies affiliated with Japanese commercial banks is increasing

In recent years, securities companies affiliated with Japanese commercial banks have been increasing their market shares in the underwriting business, especially with respect to corporate bonds issued by Japanese companies, thereby undercutting our share. Some of these securities companies have been successful in capturing the lead underwriter’s position in major corporate bond offerings.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services, particularly M&A advisory services.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, other major securities companies have recently been seeking to form business alliances with major commercial banks, reportedly with a view to an eventual consolidation of those financial institutions, in order to be able to increase their competitiveness and market share by combining banking and other financial services. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered are enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose our market share as these large, consolidated firms expand their business.

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

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face the following types of operational risk, and if such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention or reputational damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures,

•	suffering damages due to suspension or malfunction of systems, most of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd.,

•	suffering damages as a result of the destruction of our facilities or systems due to large-scale disasters or criminal actions, or

•	suffering damages as a result of the restriction of our business operation or investment activities due to social confusion from political reasons.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. Also, in accordance with the amendments to the Securities and Exchange Law effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

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

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. In recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. The standards relating to protection of personal information that apply to us have become more stringent under the Law Concerning Protection of Personal Information and rules, regulations and guidelines relating thereto. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with this law. The provisions of this law applicable to us became effective on April 1, 2005.

Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any such damage us or our reputation could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We may not be able to realize gains we expect on our private equity investments

As discussed in “Private Equity Business” under item 5.A. of this annual report, we restructured our European private equity business in 2002. Following the restructuring, the investments that comprised the ‘old’ Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees. Under the legal agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no Board of Director representation in any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interest between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma investments are in the residential real estate, consumer finance, retail and business process outsourcing sectors, thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the residential real estate sectors in the UK and Germany, given the overall risk weighting to these sectors. Furthermore, given the large and illiquid nature of the Terra Firma investments, TFCPL, who manage these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in “Private Equity Investments” under item 5.A. of this annual report. The investments of this business are mainly in the retail, manufacturing and theme park sectors in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

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

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of Nomura’s common stock at a particular price on any particular trading day, or not at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or not at all.

Under Japan’s unit share system, holders of our shares constituting less than one unit are subject to significant transfer, voting and other restrictions

Pursuant to the Commercial Code of Japan relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 100 shares of our stock constitute one “unit”. The Commercial Code imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other right relating to voting. The transferability of shares constituting less than one unit is significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. Also, holders of shares constituting less than a unit may request us to the effect that we sell shares which become a full unit of shares, together with the less than a unit shares owned by the registered shareholders. However, holders of ADSs are unable to withdraw underlying shares representing less than one unit. Therefore, as a practical matter, they cannot require us to purchase these underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit may not have access to the Japanese markets to sell their shares through the withdrawal mechanism.

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

It may not be possible for investors to effect service of process within the United States upon us or our Directors or Executive Officers, or to enforce against us or those persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our Directors and Executive Officers reside in Japan. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or inactions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

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

On October 1, 2001, we adopted a holding company structure. In connection with this reorganization, Nomura changed its name from “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” Nomura

continues to be listed on the Tokyo Stock Exchange, Inc. and other stock exchanges on which it was previously listed. A wholly-owned subsidiary of Nomura assumed Nomura’s securities businesses and is named “Nomura Securities Co., Ltd.”

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

In September, 2003, we sold 4,650 thousand shares of treasury shares at a value of ¥7,967million by a secondary offering in Japan.

The address of Nomura’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: 81-3-5255-1000.

B. Business Overview.

Overview

We are the leading securities and investment banking firm in Japan and have worldwide operations. Nomura is a holding company. As of March 31, 2005, we operated offices in more than 20 countries and regions including Japan, the United States, the United Kingdom, Singapore and Hong Kong through our subsidiaries.

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

Our Business Strategy

Our Corporate Goals and Principles

We seek to establish ourselves firmly as a “globally competitive Japanese financial institution”. We believe that the Japanese securities market evolution has resulted in more internationalization and deregulation. Our management objective is to approach the securities business from a broader perspective and continue to strengthen and expand our domestic operations while, simultaneously, utilizing our global capabilities to grow our business on a global scale.

We intend to maintain an average return on equity of 10 to 15% on a consolidated basis over the medium- to long-term.

In executing our business strategy, we focus on business segments, which are linked along global business lines, not on individual legal entities. In order to accelerate our business on a global scale, from April 1, 2005, we have reorganized our business segments by dividing our Global Wholesale segment into three business segments, Global Markets, Global Investment Banking and Global Merchant Banking. As a result of this reorganization, we now have a total of five business segments, consisting of the three newly created business segments discussed above, Domestic Retail and Asset Management. In addition, the Global Markets business segment is subdivided into three business lines, Global Fixed Income, Global Equity and Asset Finance, the last of which has just been added as a new business line.

We have established these business segments to meet client requirements, with the objective to expand and strengthen our operations both at home and abroad. In order to achieve this, we have delegated appropriate executive authority to each of the respective business segments, with the aim to increase our competitive position through the continuation of establishing a solid platform via linkages between the segments and enhancement of professional skills within each segment.

Our Current Challenges

The business environment which we are facing continues to change at a rapid pace on the back of further structural adjustments in the domestic money flows as well as deregulation taking place within the economy.

In this environment, we will continue to analyze markets, viewing the securities business from a wider perspective, accelerate our global operations to meet the diverse requirements of our customers on a prompt, flexible basis, with the ultimate objective in providing the best service for various types of investment advice.

In Domestic Retail, we seek to expand and strengthen our customer base and assets under management, through a more extensive approach in ensuring that we are able to meet their diversifying requirements. In addition, we continue our efforts in areas such as investor education programs, in order to expand the investor universe, leading to further activity in the financial markets.

As of April 2005, we have divided Global Wholesale into Global Markets, Global Investment Banking and Global Merchant Banking. In Global Markets, through the advancement of professional skills in Global Fixed Income, Global Equity and Asset Finance, as well as close coordination with Domestic Retail and Global Investment Banking, we will seek to solidify a strong platform in providing solutions to meet the diversifying requirements of our customers. In Global Investment Banking, we seek to promptly provide high value added solutions, such as balance sheet operations enhancing shareholder value, M&A ideas on a global scale to Japanese corporations who are now in a position of excess cash, having experienced a recovery in earnings, after intensive restructurings. In Global Merchant Banking, we will commit our own capital towards investment projects (invest towards companies) expanding our business. Through cross coordination between business segments, we will undertake to increase the value of our investments with the aim to maximize our return.

In Asset Management, we continue to seek to enhance performance by offering a variety of investment opportunities, and increasing our assets under management by maintaining a strong sales support system and delivering products which are best suited to customer requirements. With regard to the defined contribution pension plan business, in line with the anticipated regulations, through enhancing the offering of integrated services ranging from consulting for plan implementation and investment education to product supply, we aim to further broaden our customer base.

We will seek to fully utilize our combined strengths on an expedient basis, continuing our efforts in the development of the Japanese economy and expansion of our financial market, whilst expanding our client horizon and strengthen our earnings base, to enhance shareholder value.

Domestic Retail

In Domestic Retail, we conduct business activities mainly for individuals and corporations in Japan through a network of 133 branches nationwide as of the end of March 2005. We offer investment consultation service and maintenance services to meet the medium- to long-term needs of our customers. The aggregate market value of our retail client assets was ¥39.8 trillion as of the end of March 2005. We discuss retail client assets in “Operating Results” under Item 5.A of this annual report.

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

We capitalize on the linkages among the Domestic Retail, Global Markets, Global Investment Banking, and Asset Management segments to offer to our customers various financial instruments such as stocks, bonds, investment trusts and variable annuity insurance products, for the short, medium, and long terms, with different risk levels. We seek to provide information “that can only come from Nomura” to customers through various media such as our investor reports, direct mailing and internet-based trading services (Nomura Home Trade).

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

In April 2005, we divided Global Wholesale into Global Markets, Global Investment Banking, and Global Merchant Banking, each of which is now a business segment. In addition, within Global Markets, together with Global Fixed Income and Global Equity, we established Asset Finance as a new business line.

Global Markets

Global Markets is composed of Global Fixed Income and Global Equity. The purpose of establishing a Global Markets division in April 2004 was primarily to strengthen our derivatives trading operation. As financial products become increasingly diversified across various asset types, we are implementing a trading system better suited to hybrid products with both debt and equity characteristics, such as convertible bonds and preferred stocks. Also, we are trying to strengthen our position in domestic credit markets, and have been improving our capability to offer market-based credit products such as domestic securitization instruments. Furthermore we are expanding our asset finance business, primarily in the real estate market.

Global Fixed Income. We offer clients global access to the fixed income markets and solutions to their financing needs. In our trading operations, our offices in Tokyo, Hong Kong, London and New York work closely with one another to ensure that clients receive access to coverage across the globe. We have a number of client-focused trading teams, with particular expertise in trading domestic and international debt as well as other fixed income related products, including government securities, agency securities, municipal securities, credit products, money market products, foreign exchange and asset backed securities. In the field of interest rate, credit and other derivatives trading, we utilize our risk management capabilities and risk tolerance capacity to provide services that respond to the investment requirements of our clients. We recognize that investors possess differing investment needs. Through our global sales and trading network, including our capital markets, syndication, securitization and asset finance teams, we provide investors around the world with the services and products that match their investment needs in a timely manner. We continue to strengthen our track record in euro bonds by leveraging our leadership in the yen bond market for over a decade. Our research team covers Japan’s domestic economy and markets, and the global economy. In our research activities, analysts specializing in economic, credit and quantitative research provide investors with timely up-to-the-minute research and insights on the major issues of the moment. By combining our research power with our sales, trading, origination and syndication capabilities, we seek to provide tailor-made services to our clients.

As of April 2005, we have separated Asset Finance as a new business line, which will also come under Global Markets. Asset Finance provides clients, various solutions towards the arrangement of financings instruments for real estate, and Japanese Real Estate Investment Trusts in Japan.

Global Equity. Our equity sales, trading and market-making activities cover domestic and foreign equity and equity-related products such as convertible debt, warrants, equity index products, equity swaps, options and other structured products. We also deal with large block orders arising from the liquidation of cross-shareholdings or basket transactions from the reallocation of pension funds’ asset portfolios utilizing our execution and distribution capabilities. We are members of major stock exchanges around the world. In addition, we deal in stock borrowing and stock loan transactions in supporting our domestic and international trading, asset management and custody services.

Global Investment Banking

We provide a broad range of investment banking services, including underwriting and financial advisory.

Underwriting. We manage and participate in the underwriting of offerings of debt, equity and other securities in Japan and other major financial markets. We also arrange private placements and engage in other capital raising activities. We are one of the leading equity and fixed income securities underwriters in Japan. We are also one of the leading yen Eurobond underwriters. In addition, we are active in underwriting fixed income securities issued by supranationals, governments, government agencies and corporate issuers around the world.

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

Global Merchant Banking

We have a growing private equity business in Japan, which we operate through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception in July 2000, NPF’s main focus has been targeting investment opportunities for capital appreciation that will offer attractive returns to us and which will also help contribute to the revitalization of the Japanese economy. Since its inception, NPF has made 16 investments for an aggregate value of ¥ 111,087 million and has successfully exited from four investments. Given the attraction of private equity opportunities in Japan as the economy improves and the speed of corporate restructuring increases, NPF’s investment portfolio is set to increase.

In Europe, our private equity investments are managed by Terra Firma, an independent asset management group. Terra Firma was established following the reorganization in March 2002 of our UK principal finance business, and is operated by former Nomura employees. For a further description of our private equity business, see “Private Equity Investments” under Item 5.A of this annual report.

Asset Management

In Asset Management, we conduct asset management business and defined contribution pension plan business.

Asset Management Business

We conduct our asset management business, which consists of development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co., Ltd., the largest asset management company in Japan, in terms of assets under management in investment trusts. Nomura Asset Management Co., Ltd. manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through our network in the Domestic Retail segment, as well as through financial institutions such as securities companies (including those outside our group) and banks. Investment trusts are also offered as instruments in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

In addition to Nomura Asset Management Co., Ltd., we also conduct our asset management business through our subsidiaries that engage in asset management business, including Nomura Corporate Research and Asset Management Inc., (NCRAM), which mainly manages high yield bonds and high yield loans in the United States, Nomura BlackRock Asset Management Co., Ltd., which mainly manages US Dollar denominated bonds in Japan, Nomura Funds Research and Technologies Co., Ltd. in Japan, MAINTRUST KAG mbH in Germany, and Nomura Funds Research and Technologies America, Inc. in the United States.

Defined Contribution Pension Plan Business

We also provide services relating to defined contribution pension plans, such as support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education. In January 2004, we consolidated our defined contribution pension telephone services, administrative services for defined contribution pension plans, and pension-related and other consulting services under one subsidiary, Nomura Pension Support & Services Co., Ltd., to provide improved services to customers.

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

In Japan, we compete with other domestic securities companies, non-Japanese securities companies and other types of financial institutions. Since the late 1990s, competition with leading global securities and investment banking firms with substantial operations in Japan has become more intense as the financial services sector in Japan has become increasingly deregulated, the level of participation by overseas investors in the Japanese securities market has risen. In particular, major non-Japanese firms have increased their presence in Japan in the areas of securities underwriting and corporate advisory services, particularly M&A advisory services. Also, in recent years, there has been substantial consolidation and convergence amongst domestic financial institutions. A number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and abroad. Particularly in Japan, other major securities companies have recently been seeking to form business alliances with major commercial banks, reportedly with a view to an eventual consolidation of those financial institutions, in order to be able to increase their competitiveness and market share by combining banking and other financial services. Through such business alliances or consolidations, these securities companies and commercial banks have, or would have, the ability to offer a diversity of services to enhance their competitive positions compared with us. Through such business alliances or consolidations, they also have, or would have, the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain their market shares. In light of these developments, we are approaching the securities business from a broader perspective and continuing to strengthen and expand our domestic operations while, simultaneously, utilizing our global capabilities.

We also compete with other types of financial institutions in Japan, such as banks with securities company subsidiaries, with respect to both providing financing and the investment opportunities to customers.

Since stock brokerage commission rates were deregulated in October 1999, competition in the domestic stock brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, are offering securities brokerage services at low commission rates. We have restructured our stock brokerage services to offer lower commissions, but seek to compete against these companies not only on the basis of commission rates, but by offering high-value added services such as our research, consultation and trading execution. We continue to enhance our on-line trading capabilities through boosting user-friendliness to meet the various demands of our customer. Additionally, some on-line securities companies have recently begun offering underwriting services at dramatically reduced commission rates in order to gain market share. Should these trends continue, there is no assurance we will be able to maintain our current commission rates on a long-term basis, and we, therefore, continue to monitor market trends carefully.

We compete with Japanese and non-Japanese asset management companies. We are a leading provider of asset management services in Japan. Recognizing the opportunities available in Japan for asset management business, new entrants, in particular major non-Japanese asset management companies, and asset management companies with operations in Japan are allocating more resources to expand their operations. This is intensifying competition in this business area.

Overseas, we compete with major investment banking firms. Most of our competitors in the overseas markets have stronger local presence and longer operating history in these markets than we do. We are competitive with respect to Japan-related financial products, such as global sales and trading activities and underwriting activities in Japanese equity securities and fixed income products denominated in yen, and in certain non-Japan-related areas.

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

Securities companies are not allowed to directly conduct banking and other financial services, except for cases in which securities companies register as a money lender and conduct money lending business under the Law Concerning Regulation, etc. of Money Lending Businesses. Also, securities companies may own a majority of shares in banks and other financial services institutions. Such subsidiaries conducting banking and financial services are also regulated by relevant laws and regulations. The Nomura Trust and Banking Co., Ltd. is a subsidiary of Nomura and conducts banking and certain financial services. In addition, under the recent deregulation, securities companies as well as other non-financial institutions are allowed to conduct trust agent business by registering with the Prime Minister under the amended Trust Business Law.

Historically, the Securities and Exchange Law has generally prohibited banks and other financial institutions from engaging directly in the securities business, with limited exceptions including dealing in, and underwriting of, government, government-guaranteed and municipal bonds and offering and selling of investment trust certificates; provided, however, that banks and certain other financial institutions may engage in the securities business through their securities company subsidiaries. In addition, in accordance with the amendments to the Securities and Exchange Law effective on December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business, which encouraged bank financial groups to promote their securities business.

To enhance investor protection, Japanese securities companies must segregate customer assets and are required to be a member of an investor protection fund approved by the government under the Securities and Exchange Law. The investor protection fund is funded through assessments on securities companies that are members of the fund. The investor protection fund provides protection of up to ¥10 million per customer, in the event of failure of a securities company that is a member of the fund. The investor protection fund covers claims related to customer securities deposited with the failed securities company and certain other claims of customers.

Overseas

Our overseas offices and subsidiaries are also subject to various laws and governmental rules and regulations applicable in those countries where such offices and subsidiaries carry on their respective operations, including those promulgated and enforced by the Securities and Exchange Commission, the New York Stock Exchange and the National Association of Securities Dealers, Inc. in the United States, and by the Financial Services Authority and the London Stock Exchange plc in the United Kingdom. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon us.

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

Adjusted capital is defined as shareholders’ equity less illiquid assets. Shareholders’ equity mainly consists of stated capital, additional paid-in capital, retained earnings, reserve for securities transactions, certain allowances for doubtful current accounts, net unrealized gain/loss in the market value of investment securities, and subordinated debt. The illiquid assets generally include non-current assets, certain deposits and advances and prepaid expenses. The business risks are divided into three categories: (i) market risks (i.e., risks of asset value changes due to decline in market values and other reasons), (ii) counterparty risks (i.e., risks of delinquency of counterparties and other reasons) and (iii) basic risks (i.e., risks in carrying out daily business activities, such as administrative problems with securities transaction and clerical mistakes), each quantified in the manner specified in a ministerial ordinance under the Securities and Exchange Law.

We closely monitor the capital adequacy ratio of Nomura Securities Co., Ltd. on a continuous basis. Since the introduction of the capital adequacy requirement in Japan in 1989, we have at all times been in compliance with these requirements. We believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

On June 24, 2005, the Financial Services Agency established and announced “the Guideline for Financial Conglomerate Supervision”, which reflects the public comments received on a previously issued proposed guideline. The final guideline introduces the new concept of “Financial Conglomerate”. Nomura is expected to fall under the definition of “Financial Conglomerate” and thus be subject to various requirements related thereto, including the maintenance of group-wide capital adequacy ratio, group-wide risk management framework and group-wide compliance. We are closely monitoring the developments in this area and are assessing the impact of the final guideline, including the potential cost of compliance and other effects on our business.

Overseas

In the United States, Nomura Securities International, Inc. is a registered broker-dealer, registered futures commission merchant and a member firm of the New York Stock Exchange. As such, Nomura Securities International, Inc. is subject to the minimum net capital requirements of the United States Securities and Exchange Commission, the New York Stock Exchange and the Commodity Futures Trading Commission. These requirements specify minimum levels of capital that U.S. broker-dealers are required to maintain and limit the amount of leverage that such broker-dealers may use in their businesses. As a primary dealer of United States government securities, Nomura Securities International, Inc. is also subject to the capital adequacy requirements under the Government Securities Act of 1986.

Nomura International plc, in the United Kingdom, is regulated by the Financial Services Authority and is subject to capital requirements of that authority.

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

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Principal Finance Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	51
Nomura Pension Support & Service Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Holding America Inc.	United States	100
Nomura Securities International, Inc.	United States	100
Nomura Corporate Research and Asset Management Inc.	United States	100
Nomura Asset Capital Corporation	United States	100
The Capital Company of America, LLC	United States	100
Nomura Derivative Products, Inc.	United States	100
Nomura Global Financial Products, Inc.	United States	100
Nomura Securities (Bermuda) Ltd.	Bermuda	100
Nomura Europe Holdings plc	United Kingdom	100
Nomura International plc	United Kingdom	100
Nomura Bank International plc	United Kingdom	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Italia S.I.M. p.A.	Italy	100
Nomura Funding Facility Corporation Limited	Ireland	100
Nomura Global Funding plc	United Kingdom	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	United Kingdom	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura Investment Banking (Middle East) B.S.C. (c)	Bahrain	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Advisory Services (Malaysia) Sdn. Bhd.	Malaysia	100
Nomura Australia Limited	Australia	100
PT Nomura Indonesia	Indonesia	94

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2005, our principal head office is located in Tokyo, Japan and occupies 852,165 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 131,150 square feet, our Nagoya branch office, which occupies 77,338 square feet, and the head office of Nomura Asset Management in Tokyo, which occupies 160,773 square feet. We lease our certain other office space in Japan. Nomura Land and Building Co., Ltd., which is accounted for under the equity method of accounting in our consolidated financial statements, is the lessor of our certain leased office space in Japan, including part of our Tokyo headquarters.

As of March 31, 2005, our major offices outside Japan are the London head office of Nomura International, which occupies 401,152 square feet, and the New York head office of Nomura Securities International, which occupies 240,052 square feet. We own the land and building for the London head office of Nomura International. We lease most of our other overseas office space.

As of March 31, 2005, the aggregate book value of the land and buildings we owned was ¥546 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥55 billion. These amounts include the aggregate book value of the land and buildings private equity entities owned of ¥411 billion, and the aggregate book value of equipment private equity entities owned of ¥26 billion. We lease other equipment we use in our operations.

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

Business Environment

Japan

The outlook for the Japanese economy brightened rapidly around the summer of 2003, mainly owing to strong exports to Asia and a recovery in corporate sector capital spending prompted by improvements in earnings. From 2004, the fortunes of sectors went their separate ways. Materials sectors boomed in the year ended March 2005 on tight supply and demand for materials around the world, while IT/digital sectors worked down inventories. As a result of these and other factors, the economy came to a standstill around the middle of 2004. The economy has started to show signs of recovering again as indicated by real GDP expanding 4.9% quarter on quarter on an annualized basis in January—March 2005.

We saw double-digit growth in corporate earnings for the third straight year in the year ended March 2005. Some companies in the electronics sectors have had weak performances, but companies in the materials sectors and other sectors sensitive to commodity prices have made up for this with strong earnings.

The stock market peaked in the spring of 2004 after rallying for a year. Since then the market has traded in a narrow range. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, stood at 1,182.18 at the end of March 2005, little changed from 1,179.23 at the end of March 2004, which was up by 50% from 788.00 at the end of March 2003. The Nikkei Stock Average came to 11,668.95 at the end of March 2005, slightly down from 11,715.39 at the end of March 2004, which was 47% higher than the 7,972.71 marked at the end of March 2003.

Yields on newly issued 10-year Japanese Government bonds went as low as 0.4-0.5% in June 2003 on concerns of global deflationary risks, but rebounded to 1.6-1.7% by September 2003 on heightened expectations of a global economic recovery and a stock market rally. Since then, yields have traded in a range of 1.2-1.6%, aside from June—July 2004, when they briefly shot up to around 1.8%. In our view, yields traded in this range because during this period the Bank of Japan made little change to its policy of quantitative easing, US long-term interest rates were stable, and the Japanese economy came to a standstill from about the middle of 2004.

In 2003, the U.S. dollar fell to ¥105-110, from around ¥120, and the euro rose to US$1.25-1.30, from around US$1.05, as the market focused on the United States current account and fiscal deficits. Through the autumn of 2004, the dollar trended firmly against both the yen and euro, as employment conditions improved in the United States and expectations mounted that the Federal Reserve Board would raise interest rates (the Federal Reserve Board began raising interest rates in June). Between the autumn and the end of 2004, the U.S. dollar slumped to as low as around ¥102, and the euro climbed to as high as around US$1.36, on expectations of a revaluation in the renminbi, but since early 2005, the exchange rates have recovered.

Overseas

The economies of the world’s leading industrialized nations grew strongly between mid-2003 and mid-2004. Momentum weakened slightly thereafter, however, particularly in the manufacturing industry, as a result of inventory adjustments in IT-related sectors. While the uptrend in global commodity prices continued in 2004, from 2003, between the end of 2004 and the beginning of 2005 prices were volatile at a high level. The Federal Reserve Board embarked upon a series of interest rate hikes from June 2004, and the Chinese government took steps to curb overheating primarily in the property market.

Since it began its recovery in 2002, the U.S. economy has seen real GDP growth accelerate from 1.9% in 2002 to 3.0% in 2003, and to 4.4% in 2004. The U.S. economy in 2004 was bolstered by brisk exports and growth in capital expenditure by companies aided by earnings recoveries and tax breaks on investment. Employment conditions picked up moderately, supporting consumer spending. GDP growth in the United States appears to have slowed slightly thus far in 2005, however.

The Federal Reserve Board started to raise interest rates in June 2004. In the one-year period through May 2005, the Federal Open Market Committee, or FOMC, hiked the Federal funds rate to 3%, from 1%. Prior to the rate hikes, the 10-year yield on U.S. Treasuries had risen to around 4.8%, but with the exception of a temporary increase in March—April 2005, yields have stabilized at 4.0-4.4% since the FOMC’s initial hike. Having risen virtually uninterrupted from its level of 7,500 points in March 2003, the Dow Jones Industrial Average, or DJIA, moved up to the 10,700-point mark in January—February 2004 before settling at around 9,800-10,500 points as rate hike speculation mounted. The DJIA then showed signs of volatility, rallying from autumn 2004 to reach close to 11,000 points in March 2005, before slipping back to around 10,000 points the following month.

The European economies grew at a more measured pace than the U.S. and Japanese economies. The European Central Bank has maintained its benchmark interest rate at 2% since June 2003. Having appreciated strongly in 2003, European share prices leveled off somewhat in the first half of 2004 before rising again in the second half. European stocks nevertheless declined in April 2005, in tandem with U.S. equity markets.

Asian economies other than Japan achieved even stronger growth in 2004 than in 2003. To guard against an overheating of its economy, the Chinese government further tightened its monetary policy. The precise impact of these efforts on the economy as a whole has yet to be confirmed, however.

Executive Summary

During the fiscal year under review, the Japanese economy saw a steady recovery in corporate performance, while the international political climate and rising oil prices made the external environment unpredictable. As a result, the Japanese economy leveled off throughout the year. We see some movement in the area of government policy toward encouraging a shift from savings to investments as a result of the announcement of the Program for Further Financial Reform at the end of 2004. The corporate sector is in a position of excess cash as restructuring has begun to bear fruit and corporate performance has recovered. An increasing number of companies are contemplating aggressive capital policies to improve shareholder value. In this environment, we were able to expand our business by offering our customers a variety of creative financial solutions or investment opportunities through the capital markets and by diversifying our revenue sources. However, income before income taxes decreased by 28% from ¥ 282.7 billion for the year ended March 31, 2004 to ¥204.8 billion for the year ended March 31, 2005. Net income decreased by 45% from ¥172.3 billion for the year ended March 31, 2004 to ¥94.7 billion for the year ended March 31, 2005. Our return on equity (ROE) decreased to 5.2% for the year ended March 31, 2005 from 10.1% for the year ended March 31, 2004.

In Domestic Retail, net revenue for the year ended March 31, 2005 was ¥304.4 billion, approximately the same as in the previous year, and income before income taxes was ¥81.2 billion, up 2% from the previous year, as we responded to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. These results reflect our efforts to create a service delivery structure that is focused on core values, or the values that customers regard as the most important, and that enables us to provide high-quality financial services appropriate for each of our customers. Client assets (including those of financial institutions) in Domestic Retail totaled has continued to grow after reaching ¥45.6 trillion, the highest figure ever, as of March 31, 2005.

In Global Wholesale, net revenue for the year ended March 31, 2005 was ¥325.9 billion, down 11% from the previous year, and income before income taxes was ¥86.4 billion, down 38% from the previous year. In Global Markets, net revenue decreased 14% from the previous year, due primarily to a decrease in net gain on trading reflecting the decline in market volatility and other deteriorating market environmental factors, as well as lower customer order flow. In Investment Banking, net revenue increased 6% from the previous year. The positive result was attributable to the strength of underwritings of initial, primary, and secondary equity offerings, and also to growth in M&A advisory services. In Merchant Banking, net revenue decreased 32% from the previous year, due primarily to the funding costs for its assets in Europe.

In Asset Management, net revenue for the year ended March 31, 2005 was ¥43.5 billion, up 21% from the previous year, due to an increase in asset management and portfolio service fees reflecting the rise in the net assets of stock investment trusts. We increased the number of products in our line-up that provide for more frequent payouts to customers, due primarily to increase in customer demand for investment trusts that offer frequent distributions. The increase of total net assets of such investment trusts has contributed to overall improvement in net revenues. The assets under management of Nomura Asset Management reached ¥16.2 trillion and the total assets under management in Asset Management amounted to ¥19.1 trillion as of March 31, 2005.

Over the past five years, we have increased the size of our balance sheet, while ensuring high liquidity and maintaining sufficient equity capital. The primary drivers of the increase in the balance sheet are the growth of trading activities, mainly highly liquid government bonds, notes and bills. This growth has been mainly funded through secured financing, long-term debt, and equity. Total equity capital increased by ¥432.0 billion from ¥1,436.4 billion as of March 31, 2001 to ¥1,868.4 billion as of March 31, 2005. We monitor the size, composition and growth of our balance sheet, diversify funding sources, and review equity capital base, its allocation and business mix to ensure it delivers return on equity commensurate to risk profile, the market circumstances, and our peer group. Liquidity is of critical importance, and we have created a robust set of liquidity policies to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of assets.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated.

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Non-interest revenues:
Commissions	¥141,640	¥210,216	¥221,963	$2,070
Fees from investment banking	81,847	86,994	92,322	861
Asset management and portfolio service fees	79,290	66,193	78,452	732
Net gain on trading	172,308	229,042	201,686	1,881
(Loss) gain on private equity investments	(14,391)	13,138	7,744	72
(Loss) gain on investments in equity securities	(41,288)	55,888	15,314	143
Private equity entities product sales(1)	6,229	17,640	75,061	700
Other	13,360	23,565	32,316	301

Total Non-interest revenues	¥438,995	¥702,676	¥724,858	$6,760
Net interest revenue	127,279	100,427	74,332	694

Net revenue	566,274	803,103	799,190	7,454
Non-interest expenses	518,865	520,427	594,355	5,544

Income before income taxes	47,409	282,676	204,835	1,910
Income tax expense	37,295	110,347	110,103	1,026
Cumulative effect of accounting change(2)	109,799	—	—	—

Net income	¥119,913	¥172,329	¥94,732	$884

Return on equity	7.4%	10.1%	5.2%

(1)	See “Private Equity Business” below.
(2)	Cumulative effect of accounting change represents the write-off of the remaining unamortized negative goodwill associated with the acquisition of additional shares of Nomura Asset Management Co., Ltd.

Net revenue decreased by 0.5% from ¥803,103 million for the year ended March 31, 2004 to ¥799,190 million for the year ended March 31, 2005. Commissions increased by 6% as Domestic Retail increased offerings of their products and services to take advantage of increased demand. Asset management and portfolio service fees also increased by 19% due primarily to the rise in the net assets of stock investment trusts. Private equity entities product sales increased by 326%, due primarily to the effect of consolidation of certain investments in our private equity business. These increases were offset by lower net gains from trading, a decrease in gain on private equity investments and a decrease in the valuation of our investments in equity securities. Net gain from equity trading increased by 2% from the previous year, given the steady performance of the stock market. Net gain from fixed income and other trading decreased by 21% reflecting the decrease in the placements and sales of foreign bonds. Gain on private equity investments decreased by 41% from the previous financial year, due to lower realized and unrealized gains. Gain on investments in equity securities decreased by 73% from the previous financial year, reflecting a flat Japanese stock market in the year, compared with the large gains seen in the previous year.

Net interest revenue was ¥127,279 million for the year ended March 31, 2003, ¥100,427 million for the year ended March 31, 2004 and ¥74,332 million for the year ended March 31, 2005. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Wholesale business in particular, we view net interest revenue and non-interest revenues in aggregate.

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

In our consolidated income statement, we include under “Revenue” gain (loss) on investments in equity securities. We recorded losses on such investments in the amount of ¥41,288 million for the year ended March 31, 2003 and gains on such investments in the amounts of ¥55,888 million and ¥15,314 million for the years ended March 31, 2004 and 2005, respectively. This line item includes unrealized gains and losses on operating investments, and gains and losses realized upon disposition of operating investments. Operating investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, operating investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 14% from ¥520,427 million for the year ended March 31, 2004 to ¥594,355 million for the year ended March 31, 2005. The increase in non-interest expenses was mainly due to private equity entities cost of goods sold. Private equity entities cost of goods sold increased by 277% from ¥11,852 million for the year ended March 31, 2004 to ¥44,681 million for the year ended March 31, 2005.

Non-interest expenses increased by 0.3% from ¥518,865 million for the year ended March 31, 2003 to ¥520,427 million for the year ended March 31, 2004. Compensation and benefits costs increased by 6%, but this was largely offset by cost reductions relating to commissions and floor brokerage, occupancy and business development.

Income before income taxes was ¥47,409 million for the year ended March 31, 2003, ¥282,676 million for the year ended March 31, 2004 and ¥204,835 million for the year ended March 31, 2005.

We are subject to a number of different taxes in Japan. For the year ended March 31, 2003, we adopted the consolidation tax system permitted under Japanese tax law. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. Reflecting the surtax, the Japanese statutory tax rate was approximately 44% for the year ended March 31, 2003 and 2004. New Japanese tax legislation was introduced in March 2003, reducing the standard enterprise tax rate and creating taxes on capital and certain expenses defined by law. This legislation became effective on April 1, 2004, and resulted in a domestic statutory tax rate of approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one-year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2005 was ¥110,103 million, representing an effective tax rate of 53.8%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, most importantly the non-recoverability of losses in certain U.S. subsidiaries and a reduction in the deferred tax assets previously recorded in certain European subsidiaries as a result of a review of the future realizable value of certain Terra Firma investments in Europe in association with changes in U.K. tax treatment. This had the effect of increasing the effective tax rate for the year ended March 31, 2005 by approximately 19.9%. Second, tax benefit has been recognized in Japan on the devaluation of investment in a foreign subsidiary company. This had the effect of decreasing the effective tax rate for the year ended March 31, 2005 by approximately 9.4%.

Income tax expense for the year ended March 31, 2004 was ¥110,347 million, representing an effective tax rate of 39.0%. The effective tax rate was below our statutory tax rate of 44% mainly due to two reasons. First, in reviewing our capital base and our business mix in each of our three overseas regions (Americas, Europe, Asia and Oceania) as part of our strategy to establish ourselves firmly as a globally competitive Japanese financial institution, we determined that we would not repatriate undistributed earnings of our three regional holding companies (Nomura Holding America Inc., Nomura Europe Holdings plc and Nomura Asia Holding N.V.) within the foreseeable future. As a result, we have reversed ¥8.5 billion of previously provided deferred tax liabilities. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%. The second reason was the lower tax rate applicable to income (loss) of our foreign subsidiaries. Net income from these subsidiaries decreased the effective tax rate for the year ended March 31, 2004 by, a further 1.6%.

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

Net income was ¥119,913 million for the year ended March 31, 2003, ¥172,329 million for the year ended March 31, 2004 and ¥94,732 million for the year ended March 31, 2005. Our return on equity was 7.4% for the year ended March 31, 2003, 10.1% for the year ended March 31, 2004 and 5.2% for the year ended March 31, 2005.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we operated three business segments until March 31, 2005: Domestic Retail, Global Wholesale and Asset Management. From April 1, 2005, we have reorganized our business segments into five segments from the previous three. Of these, Global Wholesale has been split into Global Markets, Global Investment Banking, and Global Merchant Banking in anticipation of future business growth and to ensure mobility in entering new business. Gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, impairment loss on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside these business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for relationship purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 18 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 18.

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

Operating Results of Domestic Retail

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Non-interest revenues	¥246,938	¥304,035	¥301,464	$2,812
Net interest revenue	2,313	1,722	2,903	27

Net revenue	249,251	305,757	304,367	2,839
Non-interest expenses	213,562	226,213	223,200	2,082

Income before income taxes	¥35,689	¥79,544	¥81,167	$757

Net revenue for the year ended March 31, 2005 was ¥304,367 million, decreasing 0.5% from ¥305,757 million for the year ended March 31, 2004. This was due to the fact that the placements and sales of foreign bonds decreased, while commissions and fees in stock brokerage and asset management fees increased. The increase in commissions and fees in stock brokerage was caused by the increase in equity trading volumes mainly due to the steady performance of the stock market. Additionally, the increase in asset management fees was caused by increases in the balances for stock investment trusts. These increases in commissions and fees in stock brokerage and asset management fees were offset by a decrease in revenue reflecting the decrease in the placements and sales of foreign bonds.

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

Non-interest expenses for the year ended March 31, 2005 were ¥223,200 million, decreasing 1% from ¥226,213 million for the year ended March 31, 2004, due primarily to the fact that higher compensation and benefits expenses were offset by lower non-compensation-related expenses.

Non-interest expenses for the year ended March 31, 2004 were ¥226,213 million, increasing 6% from ¥213,562 million for the year ended March 31, 2003 mainly due to increases in compensation and benefits.

Income before income taxes were ¥35,689 million for the year ended March 31, 2003, ¥79,544 million for the year ended March 31, 2004 and ¥81,167 million for the year ended March 31, 2005.

The graph below shows the revenue breakdown by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2003, 2004, and 2005.

As described above, revenue from equities, investment trusts, asset management and variable annuity insurance increased for the year ended March 31, 2005. This was offset by decreased revenue from bonds. Revenue from bonds represented 34% of total Domestic Retail non-interest revenue for the year ended March 31, 2004. However, this figure declined to 25% for the year ended March 31, 2005. On the other hand, revenue from equities increased from 40% for the year ended March 31, 2004 to 45% for the year ended March 31, 2005, due to the steady performance of the Japanese equity markets. Revenue from investment trusts, asset management and variable annuity insurance slightly increased, due primarily to increased distribution of investment trust and variable annuity insurance products. The decrease in revenues in Domestic Retail resulted primarily from the decreases in the placements and sales of foreign bonds, despite our strategy of providing value-added investment consultation services and the progress we made in the diversification of products we offer.

Client assets

The following graph shows amounts and details regarding client assets relating to Domestic Retail at March 31, 2003, 2004, and 2005. Our client assets consist of customers’ assets, excluding assets of financial institutions, held in our custody, and assets relating to the variable annuity insurance products.

Client Assets

(Note) The data above includes assets relating to corporate employees’ investment plans and assets of regional corporations, excluding assets of financial institutions, in our custody, and assets relating to variable annuity insurance products. For each of the three years shown in the above graph, an insignificant portion of client assets was attributable to other instruments. Because of its insignificant size, this portion is not shown in the above graph. The amount for this portion was ¥0.22 trillion, ¥0.33 trillion and ¥0.51 trillion for the years ended March 31, 2003, 2004 and 2005, respectively.

Client assets increased by ¥4.6 trillion from ¥35.2 trillion at March 31, 2004 to ¥39.8 trillion at March 31, 2005, due primarily to the increase in the balances of equity securities and bonds.

Due to the incentive created by revisions to the Japanese tax system for taxpayers to place equity positions in the custody of securities companies, equity assets increased by ¥3.1 trillion to ¥19.1 trillion at March 31, 2005 from ¥16.0 trillion at March 31, 2004.

Also due to continuing extremely low interest rates, growing needs for asset diversification, the lifting of the government’s blanket guarantee on bank deposits and the start of distribution of Japanese Government bonds for individuals, the needs regarding domestic bonds have been high, for both individuals and corporations. This has caused a steady expansion of bond assets held in custody. Bond assets held in custody increased by ¥1.3 trillion and reached ¥11.1 trillion at March 31, 2005, from ¥9.8 trillion at March 31, 2004.

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

Operating Results of Global Wholesale

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Non-interest revenues	¥196,675	¥290,845	¥264,848	$2,470
Net interest revenue	101,794	74,891	61,022	569

Net revenue	298,469	365,736	325,870	3,039
Non-interest expenses	207,436	227,227	239,502	2,233

Income before income taxes	¥91,033	¥138,509	¥86,368	$806

Net revenue was ¥298,469 million, ¥365,736 million and ¥325,870 million for the years ended March 31, 2003, 2004 and 2005, respectively.

Non-interest expenses were ¥207,436 million, ¥227,227 million and ¥239,502 million for the years ended March 31, 2003, 2004 and 2005, respectively.

As discussed in “Business Overview” under Item 4.B of this annual report, our Global Wholesale consists of three business lines as of March 31, 2005: Global Markets, which is composed of Fixed Income and Equity, Investment Banking and Merchant Banking. From April 1, 2005, Global Wholesale was divided into three business segments: Global Markets, Global Investment Banking, and Global Merchant Banking.

Global Markets

In April 2004, we implemented an organizational change in Global Wholesale in order to respond more efficiently to the changing market environment, namely the lowering of barriers between equity and debt products. In so doing, we consolidated Fixed Income and Equity to form Global Markets.

Global Markets utilizes its global network to conduct sales and trading activities in fixed income and equity products. The areas we are currently focusing upon include, among others, enhancement of our trading and structuring capabilities in derivatives and hybrid products, introduction of further innovative products into the primary markets, strengthening our production of market-oriented credit products, including securitization financing, and growth of our asset finance business, particularly in the real estate area.

Furthermore, we strive to meet diversified client needs by utilizing our sophisticated risk management technologies and risk tolerance backed by our capital base which we seek to maintain at a firm level consistent with the risks we assume. Our global client base, which we have developed and expanded through our efforts to consistently provide high-quality research and quantitative analysis, supplies us order flows globally, which, together with our principal positions, enable us to provide various solutions to our clients.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31,
	2003	2004	2005
Nomura’s Share in Japanese Government bond auctions	15%	16%	18%
Nomura’s Share in secondary bond trading	14%	16%	14%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31,
	2003	2004	2005
TOPIX	788.00	1,179.23	1,182.18
	-25.7%	49.6%	0.3%
Nikkei 225 (“Nikkei Stock Average”)	7,972.71	11,715.39	11,668.95
	-27.7%	46.9%	-0.4%

In the Japanese stock market, share prices recovered and experienced large gains from the latter half of 2003 until March 31, 2004. The stock market peaked in the spring of 2004 after rallying for a year. Since then the market has traded in a narrow range. The key TOPIX index, for example, changed little from 1,179.23 points as of the end of March 2004, to 1,182.18 points as of the end of March 31, 2005. Similarly, the Nikkei Stock Average decreased slightly from 11,715.39 points as of the end of March 2004, to 11,668.95 points as of the end of March 2005. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31,
Nomura’s Share in	2003	2004	2005
Total equity trading market in Japan	9%	8%	7%
Off-floor/off-exchange equity trading market in Japan	20%	16%	17%

Operating Results of Global Markets

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Net revenue	¥235,991	¥284,147	¥243,087	$2,267
Non-interest expenses	142,434	163,304	182,901	1,706

Income before income taxes	¥93,557	¥120,843	¥60,186	$561

Net revenue decreased by 14% from ¥284,147 million for the year ended March 31, 2004 to ¥243,087 million for the year ended March 31, 2005, due primarily to a decrease in net gain on trading reflecting the decline in market volatility and other deteriorating market environmental factors, as well as lower customers’ order flow.

Net revenue increased by 20% from ¥235,991 million for the year ended March 31, 2003 to ¥284,147 million for the year ended March 31, 2004, due primarily to the steady increase in demand for foreign currency bonds from high-net-worth clients in Domestic Retail, an increase in net gain on trading related to medium-term notes and an increase in customers’ order flow, such as block trading, resulting from a favorable Japanese equity market.

Non-interest expenses increased by 12% from ¥163,304 million for the year ended March 31, 2004 to ¥182,901 million for the year ended March 31, 2005, due primarily to increased compensation and benefit costs and increased level of employment, in part due to the build up of our product capabilities. In addition, excluding compensation and benefits expense, for the same reason, non-interest expenses also increased, primarily due to higher professional fees

Non-interest expenses increased by 15% from ¥142,434 million for the year ended March 31, 2003 to ¥163,304 million for the year ended March 31, 2004, mainly due to increases in performance related compensation and benefit costs in line with higher revenues.

Income before income taxes was ¥93,557 million for the year ended March 31, 2003, ¥120,843 million for the year ended March 31, 2004 and ¥60,186 million for the year ended March 31, 2005.

Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of bonds, stocks, and other instruments in the major global markets of Asia, Europe, and the U.S. The following table shows changes in our market share in the underwriting market for bonds and stocks in Japan.

	Year Ended March 31,
	2003	2004	2005
Nomura’s Share in Japanese IPOs	11%	27%	32%
Nomura’s Share in Japanese Public Offerings	50%	33%	25%
Nomura’s Share in Japanese Straight Bonds	26%	19%	17%
Nomura’s Share in Japanese Samurai Bonds	14%	16%	12%

We have been enhancing our M&A and financial advisory capabilities for cross border deals as well as Japanese deals. According to Thomson Financial, the amounts of announced M&A deals which involved Japanese parties was $87,309 million and our share was 22.2% for the year ended December 31, 2004.

Operating Results of Investment Banking

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Net revenue	¥69,125	¥70,869	¥75,445	$704
Non-interest expenses	56,374	53,703	46,231	431

Income before income taxes	¥12,751	¥17,166	¥29,214	$273

Net revenue increased by 6% from ¥70,869 million for the year ended March 31, 2004 to ¥75,445 million for the year ended March 31, 2005, due primarily to an increase in fees we earned underwriting public stock offerings. Net revenue also benefited from innovative new business using our own capital to provide solutions, particularly multiple private offering.

Net revenue increased by 3% from ¥69,125 million for the year ended March 31, 2003 to ¥70,869 million for the year ended March 31, 2004, due primarily to an increase in fees we earned underwriting public stock offerings.

Non-interest expenses decreased by 14% from ¥53,703 million for the year ended March 31, 2004 to ¥46,231 million for the year ended March 31, 2005, due primarily to restructuring of business operations.

Non-interest expenses decreased by 5% from ¥56,374 million for the year ended March 31, 2003 to ¥53,703 million for the year ended March 31, 2004, due primarily to decrease in commissions and floor brokerage.

Income before income taxes was ¥12,751 million for the year ended March 31, 2003, ¥17,166 million for the year ended March 31, 2004 and ¥29,214 million for the year ended March 31, 2005.

Merchant Banking

In October 2001, we established the Merchant Banking division within Global Wholesale, which combines our principal finance business in Japan and Europe, and other private equity businesses in Japan and Europe.

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. During the fiscal year ended March 31, 2005, the acceleration of corporate group reorganizations in Japan presented a lucrative timing for investment. We took advantage of the opportunity by investing aggressively, substantially increasing both the number of transactions and investment balance. The Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Since March 27, 2002, our principal finance investments in Europe have been managed by Terra Firma, as explained in “Private Equity Business” below.

Operating Results of Merchant Banking

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Net revenue	¥(6,647)	¥10,720	¥7,338	$68
Non-interest expenses	8,628	10,220	10,370	96

Income before income taxes	¥(15,275)	¥500	¥(3,032)	$(28)

Net revenue decreased by 32% from ¥10,720 million for the year ended March 31, 2004 to ¥7,338 million for the year ended March 31, 2005, due primarily to funding costs for its assets in Europe, although realized gains from investments in Japan from which we exited and a rise in the fair value of the Terra Firma investment in Europe.

Net revenue increased from (¥6,647) million for the year ended March 31, 2003 to ¥10,720 million for the year ended March 31, 2004, due primarily to realized gains from investments in Japan from which we exited and a rise in the fair value of the Terra Firma investment in Europe.

Non-interest expenses increased by 1% from ¥10,220 million for the year ended March 31, 2004 to ¥10,370 million for the year ended March 31, 2005, essentially unchanged from the year ended March 31, 2004, as increases in professional fees were offset by decreases in compensation and benefits.

Non-interest expenses increased by 18% from ¥8,628 million for the year ended March 31, 2003 to ¥10,220 million for the year ended March 31, 2004, mainly due to increases in compensation and benefits.

Loss before income taxes was ¥15,275 million for the year ended March 31, 2003, income before income taxes was ¥500 million for the year ended March 31, 2004 and loss before income taxes was ¥3,032 million for the year ended March 31, 2005.

Asset Management

In Asset Management, principally conducted through Nomura Asset Management Co., Ltd., we develop and manage investment trusts, which we and other financial institutions distribute, and earn management fees for the portfolio management of investment trusts. We also provide investment advisory services for pension funds and other institutional customers. Net revenues mainly consist of asset management and portfolio service fees. Additionally, in the defined contribution pension business, we receive commissions as a defined contribution pension plan administrator.

Operating Results of Asset Management

	Year Ended March 31,
	2003	2004	2005
	(in millions)
Non-interest revenues	¥34,828	¥34,300	¥42,239	$394
Net interest revenue	2,232	1,657	1,283	12

Net revenue	37,060	35,957	43,522	406
Non-interest expenses	33,866	37,004	36,086	337

Income before income taxes	¥3,194	¥(1,047)	¥7,436	$69

Net revenue increased by 21% from ¥35,957 million for the year ended March 31, 2004 to ¥43,522 million for the year ended March 31, 2005, due primarily to increases in asset management and portfolio service fees reflecting increases in assets under management of Nomura Asset Management and Nomura Corporate Research and Asset Management Inc.

Net revenue decreased by 3% from ¥37,060 million for the year ended March 31, 2003 to ¥35,957 million for the year ended March 31, 2004, due primarily to decreases in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts.

Non-interest expenses decreased by 2% from ¥37,004 million for the year ended March 31, 2004 to ¥36,086 million for the year ended March 31, 2005 and non-interest expenses increased by 9% from ¥33,866 million for the year ended March 31, 2003 to ¥37,004 million for the year ended March 31, 2004, due primarily to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management in September 2003.

Income before income taxes was ¥3,194 million for the year ended March 31, 2003, loss before income taxes was ¥1,047 million for the year ended March 31, 2004 and income before income taxes was ¥7,436 million for the year ended March 31, 2005.

The following table sets forth the total amount of assets under management of each principal Nomura entity included under the Asset Management segment as of the dates indicated.

	As of March 31,
	2003	2004	2005
	(in billions)
Nomura Asset Management Co., Ltd.	¥14,469	¥15,936	¥16,231
Nomura Corporate Research and Asset Management Inc.	570	815	1,152
Nomura BlackRock Asset Management Co., Ltd.	950	1,156	981
Nomura Funds Research and Technologies Co., Ltd.	54	122	423
MAINTRUST KAG mbH	142	193	222
Nomura Funds Research and Technologies America, Inc.	116	107	139

Total	¥16,302	¥18,329	¥19,148

(Note) The amounts as of March 31, 2003 and 2004 include those of NOMURA MAINTRUST GmbH, which was merged into MAINTRUST KAG mbH effective on April 1, 2004.

Asset Management Business

Assets under management was ¥19.1 trillion as of the year ended March 31, 2005, reflecting an increase of ¥2.8 trillion from the year ended March 31, 2003, and an increase of ¥0.8 trillion from the year ended March 31, 2004. As of March 31, 2005, assets under management principally consist of Nomura Asset Management’s assets under management in the aggregate principle amount of ¥16.2 trillion, Nomura Corporate Research and Asset Management’s assets under management in the aggregate principal amount of ¥1.2 trillion, and Nomura BlackRock Asset Management’s assets under management in the aggregate principal amount of ¥1.0 trillion.

With respect to assets under management, a number of Exchange Traded Funds and the net assets for the publicly offered bond investment trusts decreased in the year ended March 31, 2005. During the year ended March 31, 2005, the Nikkei Stock Average dropped to 11,668.95 points as of the end of March 2005 from 11,715.39 points as of the end of March 2004, representing a decline of 0.4%. The net assets of stock investment trusts increased, due primarily to launching new funds. Investment advisory assets increased, due primarily to an increase of assets from overseas investors. As a result, firmwide assets under management as of March 31, 2005 amounted to ¥19.1 trillion, representing an increase of ¥0.8 trillion, or 4%, from ¥18.3 trillion as of March 31, 2004.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts declined to 24% as of March 31, 2005 because of an overall increase in the market size of publicly offered stock investment trusts.

The share of Nomura Asset Management in the fund market of Japan

	As of March 31,
	2003	2004	2005
Total of publicly offered investment trusts	30%	28%	24%
Stock investment trusts	19%	19%	15%
Bond investment trusts	40%	40%	42%

Defined contribution pension plan business in Japan

In connection with the defined contribution pension plan business in Japan, we offer various services. Among other things, we provide consulting and support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education. As of the end of March 2005, there were 112 plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 240,000 persons.

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

Loss before income taxes in other operating results was ¥40,705 million for the year ended March 31, 2003, and income before income taxes in other operating results was ¥8,499 million and ¥12,611 million for the years ended March 31, 2004 and 2005, respectively.

Among our listed affiliates that are accounted for under the equity method in our consolidated financial statements, JAFCO, which is in the business of investing in and enhancing the equity value of non-listed companies, currently comprises a substantial portion of the aggregate carrying amount of our equity investments. During the year ended March 31, 2003, the overall decline in market conditions in Japan led to a decrease in revenues relating to JAFCO-backed initial public offerings, and this contributed to a substantial decline in JAFCO’s share price. As a result, we determined that there was other-than-temporary loss on our investment in JAFCO, and we recorded an impairment loss on that investment of ¥21,165 million for the year ended March 31, 2003. This loss is included in “Non-interest expenses—Other” in our consolidated income statement for these years. For further information on these losses, see Note 16 to our consolidated financial statements included in this annual report.

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

Regulatory Capital Requirements

Many of our business activities are subjected to statutory capital requirements, including those of Japan, the United States, the United Kingdom and certain other countries in which we operate.

In Japan, we are subject to the capital adequacy rule of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio of not less than 120%. The calculation of a capital adequacy ratio is described in “Regulatory Capital Rules—Japan” under Item 4. B. of this annual report. As of March 31, 2005, we had a capital adequacy ratio of 236.5% compared to 230.2% as of March 31, 2004.

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

In determining fair value, we set forth six categories of financial instruments as described below:

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2004		March 31, 2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥13,026	¥5,498	¥14,699	¥4,834	$137	$45
Non-trading debt securities, including securities pledged as collateral(1)	206	—	277	—	3	—
Investments in equity securities	169	—	172	—	2	—
Investments in equity securities for other than operating purposes which are classified into Other assets—other	7	—	63	—	1	—
Private equity investments	292	—	327	—	3	—
Derivative contracts(1)	520	479	574	498	5	5

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2005
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥13,759	¥940	¥14,699
Trading securities sold but not yet purchased	4,833	1	4,834
Non-trading debt securities, including securities pledged as collateral	243	34	277
Investments in equity securities	146	26	172
Investments in equity securities for other than operating purposes which are classified into Other assets—other	48	15	63
Private equity investments	—	327	327

	Billions of yen
	March 31, 2004
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥12,380	¥646	¥13,026
Trading securities sold but not yet purchased	5,493	5	5,498
Non-trading debt securities, including securities pledged as collateral	186	20	206
Investments in equity securities	139	30	169
Investments in equity securities for other than operating purposes which are classified into Other assets—other	1	6	7
Private equity investments	—	292	292

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

Private equity investments are less liquid as described below.

Private equity business

The investments in Private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment. The consolidated subsidiaries in Private equity business are referred to “Private equity entities”.

Changes in the fair value of private equity investments carried at fair value are recorded in (Loss) gain on private equity investments. The determination of fair value is significant to our financial condition and results of operations, and requires management to make judgments based on complex factors. As the underlying investments are mainly in non-publicly listed companies, there are no externally quoted market prices available. In calculating fair value, we estimate the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are basically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from detailed projections prepared by the management of each respective investment. See “Private Equity Business” below.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair values of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2005
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥16	¥19	$0	$0
OTC derivatives	558	479	5	5

	¥574	¥498	$5	$5

	Billions of yen
	March 31, 2004
	Assets	Liabilities
Listed derivatives	¥16	¥9
OTC derivatives	504	470

	¥520	¥479

The fair values of OTC derivative assets and liabilities at March 31, 2004 and 2005 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2005
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥155	¥119	¥147	¥121	¥296	¥(280)	¥558
OTC derivative liabilities	108	120	134	143	245	(271)	479

	Billions of yen
	March 31, 2004
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥135	¥159	¥112	¥117	¥225	¥(244)	¥504
OTC derivative liabilities	78	117	118	67	122	(32)	470

Note: (1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

Fair values for OTC derivatives are estimated using pricing models based on net present value of estimated future cash flows. Price transparency for OTC derivative varies depending on product type, maturity and the complexity of the contract. Foreign exchange forwards, interest rates swaps and cross currency swaps in major currencies are the types of derivative contracts with high degree of price transparency as they are valued with models with readily observable market parameters. Long dated foreign exchange options, credit basket default swaps, swaps with multiple call feature and other complex derivatives are often valued with correlations and volatilities that needs some estimates and judgment, and they are less transparent in pricing.

Accounting Developments

In June 2004, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” The consensus reached indicates that in situations where an investor has the ability to exercise significant influence over the investee, an investor should apply the equity method of accounting only when it has either common stock or “in-substance” common stock of a corporation. The consensus would be effective for reporting periods beginning after September 15, 2004. The implementation of EITF02-14 did not have a material impact on our consolidated financial statements for the year ended March 31, 2005.

In November 2004, the EITF reached a consensus on EITF Issue 03-13 (“EITF 03-13”),” Applying the Conditions in Paragraph 42 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in Determining Whether to Report Discontinued Operations.” EITF Issue 03-13 clarifies (a) which cash flows should be taken into consideration when assessing whether the cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity, (b) the types of involvement ongoing between the disposal component and the entity disposing of the component that constitute continuing involvement in the operations of the disposal component, and (c) the appropriate (re)assessment period for purposes of assessing whether the criteria in paragraph 42 have been met. EITF Issue 03-13 should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The implementation of EITF 03-13 did not have a material impact on our consolidated financial statements for the year ended March 31, 2005.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” Revised SFAS No. 123 requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The approach to accounting for share-based payments under revised SFAS No. 123 is substantially unchanged from that allowed under SFAS No. 123. Revised SFAS No. 123 is scheduled to be effective for reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commissions approved postponing the effective date for applying the provision of SFAS No. 123 (revised 2004) until fiscal year beginning after June, 2005. As we already has adopted the provision of SFAS No. 123, the impact of adopting the revised SFAS No. 123 is not expected to be significant.

In March 2005, the FASB issued the Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligation” and provides guidance on the recognition timing and the measurement of liabilities associated with the retirement of a tangible long-lived asset when the timing and /or method of settlement of the obligation are conditional on a future event. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We are currently assessing the potential impact of FIN 47 on the consolidated financial statements.

Private Equity Business

Following a review to determine the optimum structure to run our private equity business in Europe, on March 27, 2002, we restructured our Principal Finance Group and, as a result, contributed our investments in certain of our remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG entity, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership. With effect from March 27, 2002, we ceased consolidating the PFG entities and account for the investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with the accounting practices for broker-dealers and applicable to investment companies.

A summary of the principal investments now managed by Terra Firma is as follows:

Name of Company	Activity	Location
Carmelite Capital Limited	Rental and sale of consumer	United Kingdom
electronics
Thresher Wines Capital Limited	Sale of beer, wine and spirits	United Kingdom
Annington Holdings plc	Investment in properties	United Kingdom
Deutsche Annington Holdings Limited	Investment in properties	Germany

The fair value of the Terra Firma investments is derived from their projected future cash flows discounted at their weighted average cost of capital and, in some cases, supported by real estate property valuations received from independent valuation specialists. The estimated fair value of the Terra Firma investments was ¥287,246 million and ¥312,818 million ($2,918 million) at March 31, 2004 and 2005, respectively. Of this, the respective percentages at March 31, 2004 and 2005 are 65% and 72% for real estate, 12% and 10% for the services sector and the remaining balance of 23% and 18% is in consumer businesses, which includes retail and consumer finance.

We do not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the AICPA Audit and Accounting Guide “Audits of Investment Companies”. The FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company AICPA Statement of Position—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP”) is finalized. The most significant of the entities currently excluded from FIN46-R are the Terra Firma investments. Our interest in these investments totals ¥313 billion ($2.9 billion), which is already recorded on the consolidated balance sheet at March 31, 2005. This amount represents our maximum exposure to loss at that date. When the SOP is issued, we will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of our review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on our consolidated financial statements in the future. However, adopting FIN 46-R will not change our economic exposure with respect to these investments.

Terra Firma Capital Partners Limited (“TFCPL”) has been established by former our employees to advise Terra Firma in relation to the management of Terra Firma investments as well as the raising and investing of additional capital. In addition to the Terra Firma investments portfolio, we are a 10% investor in a ¥269 billion ($2.5 billion) private equity fund (“TFCP II”), also raised and managed by TFCPL. Our total commitment is ¥26,933 million ($251 million) and ¥12,716 million ($119 million) had been drawn down for investments as at 31 March 2005. We account for our investment in TFCP II at fair value.

We also have a growing private equity business in Japan, which it operates through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception, NPF has made 16 investments and exited from 4 of these investments. During the year ended March 31, 2004, NPF made four investments, three of which were accounted for as consolidated subsidiaries. The purchase price of these three businesses, net of cash acquired was ¥29,491 million. During the year ended March 31, 2005, NPF acquired three businesses, accounted for as business combinations under SFAS141, in separate transactions, including Millennium Retailing Group (“MRG”), a major Japanese department store chain. While the total of purchase price was ¥63,146 million ($589million), the total cash acquired exceeded the total purchase price by ¥87,554 million ($817 million). The NPF investments are accounted for at fair value for segment reporting purposes, but are reflected in our consolidated financial statements under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment, pending a determination of whether the investment company accounting is appropriate for NPF. The AICPA is expected to issue the SOP in 2005. When the SOP is issued, we will make a determination under the guidance provided by the SOP as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

As stated above, the Terra Firma investments are carried at fair value. Changes in the fair value of these investments are recorded in (Loss)gain on private equity investments. The determination of fair value is significant to our financial condition and results of operations, and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no externally quoted market prices available. As a result, our Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, amongst other things, Terra Firma’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each of the investments. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors, allows us to produce our own estimates of the fair value for each underlying investment.

In calculating fair value, we estimate the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from detailed projections prepared by the management of each respective investment. These projections reflect the business drivers specific to each investment.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Real Estate

Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets.

Property holding, refurbishment and head office costs.

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

For recently acquired investments (i.e. those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

B. Liquidity and Capital Resources.

Liquidity

Overview

Liquidity is of critical importance to companies in the financial services sector. We seek to withstand market shocks for periods lasting over one year without relying on additional unsecured financing or forcing the liquidation of trading assets. We achieve this primarily by maintaining sufficient long-term debt and equity to meet the cash capital requirements of all our assets and by maintaining portfolios of cash and highly liquid securities that can be converted to cash through sale or pledge in order to meet our immediate liquidity requirements.

Cash Flow

Our cash flows are primarily related to the operating and financing activities undertaken in connection with our trading and market-making businesses. The following is the summary information on our consolidated cash flows for the years ended March 31, 2004 and 2005:

	Year ended March 31, 2004	Year ended March 31, 2005
	(in billions)
Net cash provided by (used in) operating activities	¥(78.4)	¥(278.9)
Net income	172.3	94.7
Increase in trading assets and private equity investments	(4,808.1)	(1,552.8)
Increase (decrease) in trading liabilities	2,152.2	(738.6)
Other, net	2,405.2	1,917.8
Net cash provided by (used in) investing activities	45.5	(32.6)
Decrease (increase) in non-trading debt securities, net	61.7	(71.6)
Other, net	(16.2)	39.0
Net cash provided by (used in) financing activities	198.0	385.1
Long-term borrowings, net	160.8	349.2
Short-term borrowings, net	77.0	70.2
Other, net	(39.8)	(34.3)
Effect of exchange rate changes	(19.0)	13.7

Net increase in cash and cash equivalents	¥146.1	¥87.3

Please refer to our consolidated statements of cash flows included in this annual report for more detailed information.

Effective from the year ended March 31, 2005, changes in other secured borrowings which were previously included in cash flows from financing activities are included in cash flows from operating activities. Those statement of cash flow line items for the years ended March 31, 2003 and 2004 have been reclassified to conform to the reclassified presentation.

In the year ended March 31, 2005, our cash and cash equivalents increased by ¥87.3 billion to ¥724.6 billion. We used ¥278.9 billion in net cash for operating activities. Net cash from financing activities, which amounted to ¥385.1 billion, offset the cash usage for operating activities. Continual issuances of Medium Term Notes to our customers were the main cause for the increase in net cash from financing activities.

In the year ended March 31, 2004, net cash of ¥78.4 billion was used by operating activities. Although we have used ¥4,808.1 billion for trading assets, the cash usage was offset by ¥2,152.2 billion increase in trading liabilities and net increase of ¥1,468.6 billion in secured securities financing trades. Net cash raised by financing activities was ¥198.0 billion. We have increased both long-term borrowings and short-term borrowings by ¥160.8 billion and ¥77.0 billion, respectively.

Liquidity Objective

We maintain a highly liquid balance sheet comprised primarily of marketable securities matched with a liability structure which ensures that liquidity is available regardless of market conditions. We seek to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of trading assets, although we may from time to time decide to sell assets in the course of normal business or for strategic purposes. Our management establishes our overall liquidity policies.

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

As of March 31, 2004 and 2005, our unsecured funding sources, excluding those of private equity entities, were as follows:

	March 31, 2004		March 31, 2005
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1) (2)	¥884.0	18.2%	¥1,052.1	19.1%
Short-Term Bank Borrowings	118.7		248.2
Other Loans	4.3		23.4
Commercial Paper	283.0		233.8
Deposit at Banking Entities	229.9		310.7
Certificates of Deposit	25.8		19.5
Bonds and Notes maturing within one year	222.3		216.5
Long-Term Unsecured Debt Total(1)	2,178.6	45.0%	2,593.7	47.0%
Long-Term Bank Borrowings	351.6		406.1
Other Loans	149.5		157.8
Bonds and Notes	1,677.5		2,029.8
Shareholders’ Equity	1,785.7	36.8%	1,868.4	33.9%

(1)	Unsecured Debt figures exclude unsecured debt of private equity entities.
(2)	Short-Term Unsecured Debt includes the current portion of Long-Term Unsecured Debt.

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

Consistent with our aim of maintaining an appropriate funding mix, in the year ended March 31, 2005, we maintained a funding mix similar to that in March 31, 2004, thereby reducing the effect of a potential liquidity event. As of March 31, 2005, excluding those of private equity entities, our long-term unsecured financing totaled ¥2,593.7 billion, well over the short-term unsecured financing in the amount of ¥1,052.1 billion (which includes the current portion of long-term unsecured debt). For the most part, our long-term debt is issued on a variable rate basis, or issued on a fixed rate basis and swapped into variable-rate debt, and is thus linked to short-term money market indices to avoid interest rate risk arising from a change in the shape or level of the yield curve. All of our structured notes are hedged with financial instruments in order to realize a scheduled cash flow.

Maintain Liquidity Portfolios. We seek to maintain portfolios of cash and highly liquid securities that can be converted to cash through sale or pledge so that we can satisfy our immediate liquidity requirements. As of March 31, 2005, excluding those of private equity entities, we maintained ¥1,607.3 billion liquidity portfolios that consisted of cash, cash equivalents and government securities, mostly denominated in Japanese yen and U.S. dollar, as shown below:

	March 31, 2004	March 31, 2005
	(in billions)
Liquidity Portfolios(1)	¥1,749.6	¥1,607.3
Cash, Cash Equivalent and Deposits	860.6	982.2
Overnight Call Loans	41.5	113.1
Government Securities	847.5	512.0

(1)	Excluding private equity entities. Consolidated private equity entities had ¥25.5 billion and ¥162.0 billion of cash and cash deposits as of March 31, 2004 and March 31, 2005, respectively.

We have structured our liquidity portfolios under the assumption that, in some instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and that funds or securities might not be freely available from a subsidiary to the parent company. The cost and availability to a company of unsecured funding are generally dependent on credit ratings and could be adversely affected by a debt rating downgrade or deterioration in certain of the company’s financial ratios or other measures of financial performance. For example, the cost of issuing commercial paper may rise due to a downgrade of our short-term debt ratings. Accordingly, the structures of our liquidity portfolios take into consideration the following:

•	upcoming maturities of unsecured debt;

•	potential buy backs of our outstanding debt;

•	collateral outflows related to derivatives transactions;

•	market halt due to a large-scale disaster; and

•	difficulty in issuing new debt due to downgrade of our short-term and/or long-term debt ratings.

In addition to the liquidity portfolios, excluding those of private equity entities, we had other unencumbered assets that mainly consist of unpledged trading inventories that can be used for additional source of secured funding whose estimated net liquidity value as of March 31, 2005 was ¥1,520.2 billion.

As of March 31, 2005, excluding those of private equity entities, the estimated net liquidity value of other unencumbered assets alone represented 144% of our total short-term unsecured debt. The aggregate value of the liquidity portfolios and the estimated net liquidity value of other unencumbered assets was ¥3,127.5 billion, which represented 297% of our total short-term unsecured debt.

	March 31, 2004	March 31, 2005
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,125.6	¥1,520.2
Liquidity Portfolios(1)	1,749.6	1,607.3

Total	¥2,875.2	¥3,127.5

(1)	Excluding private equity entities. Consolidated private equity entities had ¥25.5 billion and ¥162.0 billion of cash and cash deposits as of March 31, 2004 and March 31, 2005, respectively.

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

Excluding those of private equity entities, the undrawn portion of these facilities amounted to ¥713.4 billion as of March 31, 2005. The decrease of ¥92.4 billion from the previous year reflects partial usage and our decision to integrate the syndicated facilities into a more centralized structure.

	March 31, 2004	March 31, 2005
	(in billions)
Undrawn Committed Facilities(1)	¥805.8	¥713.4

(1)	Excluding private equity entities.

Reduce Refinancing Risk. In order to manage refinancing risk, we set limits for the amount of debt maturing each year and during any quarter. We maintain a detailed contingency funding plan that is updated periodically to assure sufficient liquidity in the event that our access to financing is impaired.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a reduction of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our debt ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of March 31, 2005, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt	Senior Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA

Nomura Securities Co., Ltd.	Short-Term	Senior Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	A3
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA

Each of Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. is a credit rating agency nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities and also for purposes of our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

On July 13, 2004, Moody’s Investors Service announced that it was upgrading Nomura Securities Co., Ltd.’s (NSC) senior unsecured debt rating to A3 from Baa1 and its senior subordinated debt rating to Baa1 from Baa2, as well as Nomura Holdings, Inc.’s (NHI) long-term issuer rating to Baa1 from Baa2. Moody’s also upgraded the credit ratings of Nomura Europe Finance N.V. and Nomura Global Funding plc, overseas subsidiaries guaranteed by NSC and NHI. The Prime-2 commercial paper ratings of NSC, as well as Nomura International plc and Nomura Holding America, Inc.,—both of which were guaranteed by NHI—remained unaffected, as they were excluded from the review process. The rating outlooks were positive. In its announcement, Moody’s stated that this upgrade was based on its view that NSC would maintain its current leading position in the domestic capital market due to its relatively strong domestic franchise and its highly productive marketing force. Moody’s stated its belief that this situation would enable NSC to steadily progress in diversifying core earnings sources—which might provide it with greater resilience to external factors, particularly an equity market downturn. Moody’s stated that it saw all these factors as beneficial to NSC recognizing stable earnings performance going forward. At the same time, Moody’s noted that the limited scale of the domestic market and expected slow progress in Japan’s structural shift in money inflow to the capital markets, and away from bank deposits, might prevent NSC from materially enhancing its cash generating capacity, and stated its view that it would be difficult for NSC to implement immediate and automatic cost reductions in times of stress due to the rigid labor-management relationships in Japan. Moody’s stated that these factors might continue to justify certain ratings gaps, particularly with major international players.

On May 20, 2005, Standard & Poor’s Ratings Services announced that it was revising to positive the outlooks on its long-term ratings of Nomura Holdings, Inc., Nomura Securities Co., Ltd. and The Nomura Trust and Banking Co., Ltd. Standard & Poor’s stated in its announcement that this revision reflected the companies’ improved profitability and likely benefits from further disintermediation in the financial markets. In its announcement, Standard & Poor’s mentioned that Japanese securities companies were expected to benefit from stabilized profitability following the adoption of more flexible cost structures and reduced dependence on stock brokerage commissions as well as from moderate increases in direct financing activities resulting in part from ongoing deregulation. In addition, Standard & Poor’s mentioned that we had strived to reduce less-liquid assets, such as cross-shareholdings, during recent years. Standard & Poor’s noted, however, that deregulation was increasing overall competition, allowing Japanese mega banks to expand further into securities business, requiring Japanese securities companies, including Nomura, to devise a competitive business strategy. Standard & Poor’s also noted that Japanese securities companies, including Nomura, had to improve their risk management systems and improve their risk volumes appropriate to their capitalization levels as they increased their participation in higher-risk businesses. There was no change in the long-term rating and the outlook of Nomura Bank International plc.

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

Our capital was ¥1,868.4 billion as of March 31, 2005 compared with ¥1,785.7 billion as of March 31, 2004. Our leverage ratio as of March 31, 2005 has increased to 18.5 times from 16.7 times as of March 31, 2004, largely due to the increase of our trading assets, mainly highly liquid government bonds, notes and bills, and securities purchased under agreements to resell.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31,
	2004		2005
	(in billions, except ratios)
Shareholders’ equity	¥1,785.7		¥1,868.4
Total assets	29,753.0		34,488.9
Adjusted assets(1)	16,871.2		20,099.8
Leverage ratio(2)	16.7	x	18.5	x
Adjusted leverage ratio(3)	9.4	x	10.8	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

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

E. Off-Balance Sheet Arrangements.

In connection with our operating activities, we enter into various off-balance sheet arrangements, which may require future payments. We utilize special purpose entities, or SPEs, to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Our involvement with SPEs includes structuring SPEs and acting as administrator of SPEs, as well as underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. We derecognize financial assets transferred in securitizations provided that we have relinquished control over such assets. We may obtain an interest in the financial assets, including residual interests in the SPEs, subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within our consolidated balance sheets, with the change in fair value included in revenues. In the normal course of business, we act as transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with our securitization activities. We purchase and sell variable interests in VIE, in connection with our market-making and investing activities. For further information about off-balance arrangements with SPEs and VIEs, see Note 5 to the consolidated financial statements included in this annual report. Our other types of off-balance sheet arrangements include guarantee agreements, derivative contracts, commitments to extend credit, commitments to invest in partnerships and lease commitments.

In the normal course of our banking/financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. See Note 17 to our consolidated financial statements for a further discussion of these arrangements.

We enter into derivative contracts in connection with our trading activities to manage our interest rate, market price and currency exposures, and our non-trading activities to manage our interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities. We generally enter into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in the event of a counterparty’s bankruptcy under certain circumstances, and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from our dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.” Contracts with counterparties which are in a net loss position at fair value are recorded as liabilities. See Note 3 to our consolidated financial statements for a further discussion of these arrangements.

In the normal course of our banking/financing activities, we enter into contractual commitments to extend credit, which generally have a fixed expiration date. In connection with our investment banking activities, we have entered into agreements with customers under which we have committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit. See Note 17 to our consolidated financial statements for a further discussion of these arrangements.

We have commitments to invest in interests in various partnerships and other entities, primarily in connection with our merchant banking activities, and also have commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships. See Note 17 to our consolidated financial statements for a further discussion of these arrangements.

The following table shows our significant off-balance sheet arrangements at March 31, 2005:

	Total contractual amount
	(in millions)
Standby letters of credit and other guarantees	¥7,919	$74
Derivative contracts(1)	497,697	4,642
Operating lease commitments	31,014	289
Capital lease commitments	39,473	368
Commitments to extend credit	118,391	1,104
Commitments to invest in partnerships	74,199	692

(1)	This item represents the liability balance of derivative contracts at March 31, 2005. Securities options are classified as derivative contracts.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

We have commitments to enter into resale and repurchase agreements of ¥3,028 billion ($28 billion) and ¥5,450 billion ($51 billion) at March 31, 2005, respectively.

In connection with Gensaki transactions, securities sold under Gensaki agreements but not yet reacquired amounted to ¥52,000 million ($485 million) as of March 31, 2005.

In connection with collateralized agreements and financing transactions, commitments to resale and repurchase were ¥176,359 million ($1,645 million) and ¥46,057 million ($430 million) as of March 31, 2005, respectively.

F. Tabular Disclosure of Contractual Obligations.

In connection with our operating activities, we enter into various contractual obligations and contingent commitments, which may require future payments. We issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest rate in accordance with our funding policy. We lease our office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. We also lease certain equipment and facilities under capital and noncancelable operating lease agreements.

The following table shows our contractual obligations and contingent commitments as well as the future expiration at March 31, 2005:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	¥2,798,560	¥204,858	¥504,605	¥605,540	¥1,483,557
Private equity entities long-term borrowings	444,615	128,762	94,304	77,568	143,981
Operating lease commitments	31,014	5,415	9,147	7,575	8,877
Capital lease commitments	39,473	5,406	7,667	5,256	21,144
Purchase obligations(1)	25,451	23,337	2,013	101	—
Commitments to extend credit	118,391	65,768	19,601	4,560	28,462
Commitments to invest in partnerships	74,199	39,963	18,735	145	15,356

Total	¥3,531,703	¥473,509	¥656,072	¥700,745	¥1,701,377

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	$26,101	$1,911	$4,706	$5,647	$13,837
Private equity entities long-term borrowings	4,147	1,201	880	723	1,343
Operating lease commitments	289	50	86	70	83
Capital lease commitments	368	50	72	49	197
Purchase obligations(1)	237	217	19	1	—
Commitments to extend credit	1,104	613	183	43	265
Commitments to invest in partnerships	692	373	175	1	143

Total	$32,938	$4,415	$6,121	$6,534	$15,868

(1)	Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on balance sheet as liability (payable).

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, time and other deposits received and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

Item 6. Directors and Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Nomura’s Directors as of June 28, 2005. With respect to the information under “Business Experience” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Junichi Ujiie	Chairman of the Board of Directors	Nov. 1975	Joined Nomura
(Oct. 12, 1945)	Chairman of the Nomination Committee Chairman of the Compensation Committee Senior Managing Director Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research	Jun. 1990 Jun. 1992 Jun. 1995 Jun. 1996 May 1997 Apr. 2003 Jun. 2003

Director

Director and Head of Americas Division

Managing Director and Head of

Americas Division

Managing Director in charge of Risk Analysis Division

President & CEO

Chairman of the Board of Directors

Chairman of the Board of Directors and Senior Managing Director

Nobuyuki Koga	Director	Apr. 1974	Joined Nomura
(Aug. 22, 1950)	President & Chief Executive Officer	Jun. 1995	Director in charge of Human Resources
	Representative Executive Officer	May 1997	Director in charge of Planning
	Director and President & Chief Executive Officer of Nomura Securities Co., Ltd.	Jun. 1998 Apr. 1999 Jun. 2000 Apr. 2003 Jun. 2003	Director in charge of Planning Division Managing Director in charge of Planning Division Executive Vice President President & CEO Director and President & CEO

Hiroshi Toda	Director	Apr. 1975	Joined Nomura
(Sep. 12, 1951)	Deputy President & Chief Operating Officer	Jun. 1997	Director in charge of Fixed Income Division
	Representative Executive Officer Director and Deputy President &	Oct. 1998	Director in charge of Global Fixed Income
	Chief Operating Officer of Nomura Securities Co., Ltd.	Jun. 2000	Executive Managing Director in charge of Investment Banking Unit
	Chairman of Nomura Holding America, Inc. Chairman of Nomura Europe Holdings plc Chairman of Nomura Asia Holding N.V.	Oct. 2001 Apr. 2003 Jun. 2003	Director Executive Vice President & COO Director and Deputy President & COO

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience

Kazutoshi Inano	Director	Apr. 1976	Joined Nomura
(Sep. 4, 1953)	Deputy President & Co-Chief Operating Officer	Jun. 1997	Director in charge of Human Resources
	Chairman of The Nomura Trust & Banking Co., Ltd.	Apr. 1999	Director in charge of Marketing Division
		Jun. 1999	Director in charge of Marketing Division and Business Development & IPO Department
		Jun. 2000	Executive Managing Director in charge of Retail Business Unit
		Oct. 2001	Director
		Apr. 2003	Executive Vice President & Co-COO
		Jun. 2003	Director and Deputy President & Co-COO

Nobuyuki Shigemune	Director	Apr. 1972	Joined Nomura
(Aug. 7, 1949)	Director of Nomura Securities Co., Ltd.	Jun. 1993	Director in charge of Chubu and Kinki Area of Marketing Division
		Jun. 1995	Director in charge of Kinki Area of Marketing Division
		May 1997	Managing Director stationed in Osaka and Osaka Branch Manager
		Dec. 1997	Managing Director stationed in Osaka
		Apr. 1999	Retired from Managing Director
		Jun. 1999	President of The Nomura Trust & Banking Co., Ltd.
		Jun. 2003	Director and President of The Nomura Trust & Banking Co., Ltd.
		Mar. 2004	Retired from Director and President of The Nomura Trust & Banking Co., Ltd.
		Apr. 2004	Advisor
		Jun. 2004	Director

Yukio Suzuki (Jun. 3, 1950)	Director Director of Nomura Asset Management Co., Ltd.	Apr. 1975 Jun. 1996	Joined Nomura Research Institute, Ltd. Director of Nomura Research Institute, Ltd.
		Mar. 1997	Retired from Director of Nomura Research Institute, Ltd.
		Apr. 1997	Advisor, Head of Financial Research Center and General Manager of Equity Research Department

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
		Jun. 1997	Director, Head of Financial Research Center and General Manager of Equity Research Department
		Apr. 1999	Retired from Director
		May 1999	Advisor
		May 1999	Retried from Advisor
		Jun. 1999	Senior Managing Director in charge of Research Division and General Manager of Economic Research Department of Nomura Asset Management Co., Ltd.
		Jun. 2000	Executive Managing Director in charge of Research Division and General Manager of Economic Research Department of Nomura Asset Management Co., Ltd.
		Jun. 2003	Executive Managing Director of Nomura Asset Management Co., Ltd.
		Mar. 2005	Retired from Executive Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2005	Advisor
		Jun. 2005	Director

Masaharu Shibata (Feb. 21, 1937)	Director Member of the Nomination Committee Member of the Compensation Committee Director of Nomura Securities Co., Ltd. Chairman & CEO of NGK Insulators, Ltd. Chairman & CEO of NGK Technica, Ltd.	Apr. 1959 Jun. 1994 Oct. 2001 Jun. 2002	Joined NGK Insulators, Ltd. President & CEO of NGK Insulators, Ltd. Director Chairman & CEO of NGK Insulators, Ltd.

Hideaki Kubori (Aug. 29, 1944)	Director Member of the Nomination Committee Member of the Compensation Committee Director of Nomura Securities Co., Ltd. Chairman of Hibiya Park Law Offices	Apr. 1971 Mar. 1998 Apr. 1998 Apr. 2001 Oct. 2001 Mar. 2002

Registered as attorney at law and joined Mori Sogo Law Offices

Left Mori Sogo Law Offices

Chairman of Hibiya Park Law Offices

President of Daini Tokyo Bar Association and Vice President of Japan Federation of Bar Associations

Director

Retired from President of Daini Tokyo Bar Association and Vice President of Japan Federation of Bar Associations

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience

Haruo Tsuji (Dec. 6, 1932)	Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Corporate Advisor of Sharp Corporation	Mar. 1955 Jun. 1986 Jun. 1998 Jun. 2001 Jun. 2003	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation) President of Sharp Corporation Corporate Advisor of Sharp Corporation Statutory Auditor Director

Fumihide Nomura	Director	Apr. 1957	Joined Nomura
(Apr. 13, 1934)	Member of the Audit Committee	Dec. 1976	Director
	President of Nomura Shokusan Co., Ltd.	Dec. 1979 Dec. 1982 Jun. 2003	Managing Director Statutory Auditor Director

Koji Tajika	Director	Jun. 1993	CEO of Tohmatsu & Co.
(Jan. 7, 1936)

Member of the Audit Committee Director of Nomura Securities Co., Ltd.

Professor of Chuo Graduate School of Accounting

Director of Murata Manufacturing Co., Ltd.

Statutory Auditor of Sumitomo Corporation

Jun. 1997 May 1999 Jun. 1999 May 2000 Jun. 2000 Jun. 2001 Apr. 2002 May 2002 Jun. 2002

Chairman & CEO of Tohmatsu & Co.

Retired from Chairman & CEO of

Tohmatsu Co.

Chairman of Deloitte Touche Tohmatsu

Retired from Chairman of Deloitte Touche Tohmatsu

Trustee of International Accounting Standards Committee Foundation

Advisor of Tohmatsu & Co.

Professor of Chuo Graduate School of Accounting

Retired from Advisor of Tohmatsu & Co.

Director of Murata Manufacturing Co., Ltd.

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
		Jun. 2003	Director
		Jun. 2003	Statutory Auditor of Sumitomo Corporation
		Dec. 2004	Retired from Trustee of International Accounting Standards Committee Foundation

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

Executive Officers

The following table provides information about Nomura’s Executive Officers as of June 28, 2005. With respect to the information under “Business Experience” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Current Positions	Business Experience
Junichi Ujiie (Oct. 12, 1945)	Chairman of the Board of Directors Senior Managing Director	See “Directors” under this Item 6.A.

Nobuyuki Koga (Aug. 22, 1950)	Director President & Chief Executive Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Hiroshi Toda (Sep. 12, 1951)	Director Deputy President & Chief Operating Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Kazutoshi Inano (Sep. 4, 1953)	Director Deputy President & Co-Chief Operating Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Takashi Yanagiya	Senior Managing Director	Apr. 1975	Joined Nomura
(Nov. 3, 1951)	Head of Global Investment Banking	May 1997	General Manager of Corporate Finance & Services Department II and Financial Technology Information Department
		Jun. 1997	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President of Nomura Securities Co., Ltd.)

Name (Date of Birth)	Current Positions	Business Experience
		Apr. 2002	Head of Domestic Retail
		Jun. 2002	Director
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Global Wholesale
		Apr. 2005	Head of Global Investment Banking

Kenichi Watanabe	Senior Managing Director	Apr. 1975	Joined Nomura
(Oct. 28, 1952)	Head of Domestic Retail	Jun. 1997	General Manager of Controller’s Department
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Oct. 2001	Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President of Nomura Securities Co., Ltd.)
		Apr. 2002	Head of Global Risk Management, Treasury, Controller, IR and IT & Operations
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director and Head of Global Risk Management, IR and IT & Operations
		Apr. 2004	Head of Domestic Retail

Takumi Shibata	Senior Managing Director	Apr. 1976	Joined Nomura
(Jan. 8, 1953)	Head of Asset Management	Jun. 1997	President of Nomura International plc and Nomura Option International plc
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd.
		Apr. 2002	Head of Global Investment Banking
		Apr. 2003	Head of Global Wholesale
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Corporate Strategy and Infrastructure
		Mar. 2005	Retired from Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2005	Head of Asset Management and President & CEO of Nomura Asset Management Co., Ltd.

Manabu Matsumoto	Senior Managing Director	Apr. 1975	Joined Nomura
(Jun. 19, 1950)		Jun. 1995	General Manager of Corporate Finance & Services Department III

Name (Date of Birth)	Current Positions	Business Experience
		Jun. 1998	Director
		Jun. 2001	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Vice President of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Hiromi Yamaji	Senior Managing Director	Apr. 1977	Joined Nomura
(Mar. 8, 1955)		Jun. 1997	General Manager of Personnel Department
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Oct. 2002	Regional Management of Europe Region
		Jun. 2003	Senior Managing Director
		Apr. 2005	In charge of Global Investment Banking

Shogo Sakaguchi	Senior Managing Director	Apr. 1976	Joined Nomura
(May 27, 1953)		Jun. 1996	Sapporo Branch Manager
		Jun. 1998	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Masanori Itatani	Senior Managing Director	Apr. 1976	Joined Nomura
(Oct. 13, 1953)	Head of Internal Audit	Jun. 1994	General Manager of Corporate Planning Department
		Jun. 1998	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2002	Head of Global Corporate Communications
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Internal Audit

Yoshimitsu Oura	Senior Managing Director	Apr. 1977	Joined Nomura
(Jul. 8, 1954)		Jun. 1997	Umeda Branch Manager
		Apr. 1999	In charge of Marketing Division

Name (Date of Birth)	Current Positions	Business Experience
		Jun. 1999	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Yusuke Yamada	Senior Managing Director	Apr. 1977	Joined Nomura
(Dec. 26, 1953)		May 1997	Chiba Branch Manager
		Apr. 1999	In charge of Marketing Division
		Jun. 1999	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Hitoshi Tada	Senior Managing Director	Apr. 1978	Joined Nomura
(Jun. 29, 1955)		Dec. 1997	General Manager of Business Conduct Advisory Department and Ethics & Discipline Department
		Apr. 1999	In charge of Marketing Division
		Jun. 1999	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Mar. 2003	Retired from Director
		Jun. 2003	Senior Managing Director

Yasuo Agemura	Senior Managing Director	Apr. 1976	Joined Nomura
(Feb. 19, 1954)	Head of Global Markets	Jun. 1997	General Manager of Fixed Income Department
		Jun. 2000	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Executive Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2002	Head of Global Fixed Income
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Global Markets

Akihiko Nakamura	Senior Managing Director	Apr. 1978	Joined Nomura
(Apr. 14, 1954)	Head of Global IT & Operations	Jun. 2000	General Manager of Retail Strategy Dept.
		Jun. 2001	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)

Name (Date of Birth)	Current Positions	Business Experience
		Apr. 2004	Senior Managing Director and Head of Global IT & Operations

Hideyuki Takahashi	Senior Managing Director	Apr. 1979	Joined Nomura
(Jan. 10, 1956)	Regional Management of Americas Region	Nov. 2000	President & CEO of Nomura Securities International, Inc.
		Apr. 2002	Director of Nomura Securities Co., Ltd.
		Apr. 2002	President & CEO of Nomura Holding America Inc.
		Oct. 2002	Regional Management of Americas Region
		Jun. 2003	Retired from Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director

Hiroshi Tanaka	Senior Managing Director	Apr. 1980	Joined Nomura
(May 13, 1956)		Apr. 1999	General Manager of Equity Department
		Apr. 2002	Head of Global Equity
		Apr. 2002	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Global Corporate Communications
		Apr. 2005	In charge of Secretariat

Noriyasu Yoshizawa	Senior Managing Director	Apr. 1980	Joined Nomura
(Oct. 25, 1956)	Regional Management of China Region	Jun. 2001	President of Nomura International (Hong Kong) Limited and Nomura Securities Philippines, Inc.
		Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2003	President of Nomura Asia Holding N.V.
		Apr. 2003	Regional Management of Asia & Oceania Region
		Jun. 2003	Senior Managing Director
		Apr. 2005	Regional Management of China Region

Yasuo Yoshihara	Senior Managing Director	Apr. 1981	Joined Nomura
(Aug. 28, 1956)		Jul. 2001	Fukuoka Branch Manager
		Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Director and Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director

Name (Date of Birth)	Current Positions	Business Experience
Akira Maruyama	Senior Managing Director	Apr. 1979	Joined Nomura
(Mar. 21, 1957)	Head of Global Merchant Banking	Jul. 2001	General Manager of Controller’s Department and Finance Department
		Apr. 2003	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Jun. 2003	Senior Managing Director, Chief Financial Officer and Head of Global Treasury and Controller
		Apr. 2004	Chief Financial Officer and Head of Global Risk Management, Treasury, Controller and IR
		Apr. 2005	Head of Global Merchant Banking

Akihito Watanabe	Senior Managing Director	Apr. 1981	Joined Nomura
(May 24, 1957)	Head of Global Research	Oct. 2001	General Manager of Corporate Planning Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global Research

Tetsu Ozaki	Senior Managing Director	Apr. 1982	Joined Nomura
(Jan. 16, 1958)	Head of Global Corporate Communications	Apr. 2002	General Manager of Equity Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global Equity
		Apr. 2005	Head of Global Corporate Communications

Shigesuke Kashiwagi (Nov. 13, 1959)	Senior Managing Director Head of Global Fixed Income	Apr. 1982 Apr. 2002	Joined Nomura General Manager of Fixed Income Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)

		Apr. 2004	Senior Managing Director and Head of Global Fixed Income

Yugo Ishida	Senior Managing Director	Apr. 1979	Joined Nomura
(Jan. 1, 1957)	Regional Management of Europe Region	Apr. 2003 Apr. 2004	Regional Head of Europe Equity Senior Managing Director, Co-Regional Management of Europe Region and President of Nomura Europe Holdings plc

		Apr. 2005	Regional Management of Europe Region

Name (Date of Birth)	Current Positions	Business Experience
Atsuo Sakurai	Senior Managing Director	Apr. 1982	Joined Nomura
(Jan. 26, 1960)	Head of Asset Finance	Dec. 2002	General Manager of Asset Finance Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2005	Senior Managing Director and Head of Asset Finance

Masafumi Nakada	Senior Managing Director	Apr. 1981	Joined Nomura
(Jul. 30, 1958)	Chief Financial Officer Head of Global Risk Management, Treasury, Controller and IR	Apr. 2003	General Manager of Compliance Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2005	Senior Managing Director, Chief Financial Officer and Head of Global Risk Management, Treasury, Controller and IR

Hiromasa Yamazaki	Senior Managing Director	Apr. 1982	Joined Nomura
(Nov. 13, 1958)	Head of Global Equity	Apr. 2003	General Manager of Personnel Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2005	Senior Managing Director and Head of Global Equity

Kamezo Nakai	Senior Managing Director	Apr. 1974	Joined Nomura
(Jul. 30, 1950)		Jun. 1993	General Manager of Market Planning & Sales Promotion Department
		Jun. 1995	Director
		Apr. 1999	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd.
		Mar. 2003	Retired from Managing Director of Nomura Securities Co., Ltd.
		Apr. 2003	Director & Principal Executive Officer of Nomura Asset Management Co., Ltd. (currently, Executive Vice President of Nomura Asset Management Co., Ltd.)
		Jun. 2003	Senior Managing Director

Takahide Mizuno	Senior Managing Director	Apr. 1975	Joined Nomura
(Apr. 17, 1952)		Feb. 1988	Transferred to Nomura Investment Management Co., Ltd.

Name (Date of Birth)	Current Positions	Business Experience
		Oct. 1997	Director of Nomura Asset Management Co., Ltd. (currently, Executive Vice President of Nomura Asset Management Co., Ltd.)
		Jun. 2003	Senior Managing Director

Atsushi Yoshikawa	Senior Managing Director	Apr. 1978	Joined Nomura
(Apr. 7, 1954)		Jun. 1997	President of Nomura Securities International, Inc.
		Jun. 2000	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Mar. 2004	Retired from Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director Executive Managing Director of Nomura Asset Management Co., Ltd. (currently, Executive Vice President of Nomura Asset Management Co., Ltd.)

Yasuaki Fukui	Senior Managing Director	Apr. 1976	Joined Nomura
(Oct. 29, 1952)		Jun. 1997	General Manager of Retail Strategy Department
		Jan. 1999	Seconded to The Nomura Fundnet Securities Co., Ltd.
		Jun. 2000	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Apr. 2003	Statutory Auditor of Nomura Securities Co., Ltd.
		Jun. 2003	Director of Nomura Securities Co., Ltd.
		Mar. 2005	Retired from Director of Nomura Securities Co., Ltd.
		Apr. 2005	Senior Managing Director

B. Compensation.

Compensation Policy

Our Compensation Committee establishes the policy with respect to the determination of the individual compensation of each Director and Executive Officer and makes such determination under the compensation policy. The policy is based on our vision to establish ourselves firmly as a globally competitive Japanese financial institution with the goal of increasing our shareholders’ value. The policy is intended to:

•	link the compensation of our Directors and Executive Officers to the achievement of our strategic business objectives and award them in a manner that further motivates them toward achievement of their respective goals and thereby maximize their performance; and

•	introduce equity-based compensation to enhance our long term incentives for our Directors and Executive Officers.

Compensation of our Directors and Executive Officers consists of base salary, cash bonus and stock bonus.

Base Salary

The base salary of each Director and Executive Officer for each fiscal year is calculated by aggregating the following amounts, each of which is considered and determined by our Compensation Committee:

•	the amount reflecting his or her career;

•	the amount reflecting his or her post and responsibilities; and

•	the amount reflecting our consolidated return on equity for the previous fiscal year.

Under our compensation policy, the amount reflecting our consolidated return on equity for the previous fiscal year is determined as follows:

Consolidated ROE (X)	X (less than)0%	0%(less-or-equal) X (less than)5%	5%(less-or-equal) X (less-or-equal)10%	10%(less than) X (less-or-equal)15%	15%(less than)X
Amount	0	1/3 of Standard Amount	2/3 of Standard Amount	Standard Amount	4/3 of Standard Amount

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

Cash Compensation

The aggregate cash compensation paid by us to our non-executive Directors and Executive Officers during the year ended March 31, 2005 was ¥240 million and ¥2,564 million, respectively. Those Directors who are also Executive Directors are paid as executive officers but not as directors. In September 2001, we abolished the lump-sum retirement payment system for retiring Directors or Executive Officers.

Equity-Based Compensation

In accordance with the resolution of the general meeting of shareholders held on June 26, 2002, we issued stock acquisition rights as stock options. On August 5, 2002, the stock acquisition rights (“Stock Acquisition Rights No.1”) to subscribe for 2,227,000 shares were granted to our Directors, then Statutory Auditors and employees, as well as those of our subsidiaries in and outside Japan without consideration. The current exercise price is ¥1,805 per share, and the Stock Acquisition Rights No.1 are exercisable from July 1, 2004 to June 30, 2009. Subject to adjustments, a total of 375,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No.1 granted to our Directors and Statutory Auditors (in office as of August 5, 2002, the date of issuance). The number of the Stock Acquisition Rights No.1 (each of which represents the right to subscribe for 1,000 shares) granted on August 5, 2002 to each Director and Executive Officer, as of June 28, 2005, is set forth in the tables below.

In accordance with the resolution of the general meeting of shareholders held on June 26, 2003, we issued two types of stock acquisition rights as stock options under “Stock Option A” and “Stock Option B”. On July 22, 2003, the stock acquisition rights under the Stock Option A (“Stock Acquisition Rights No. 2”) to subscribe for 2,252,000 shares were granted to our Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. The current exercise price is ¥1,629 per share and the Stock Acquisition Rights No. 2 are exercisable from July 1, 2005 to June 30, 2010. Subject to adjustments, a total of 735,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 2 granted to our Directors and Executive Officers (in office as of July 22, 2003, the date of issuance). The number of Stock Acquisition Rights No. 2 (each of which represents the right to subscribe for 1,000 shares) granted on July 22, 2003 to each Director and Executive Officer, as of June 28, 2005, is set forth in the tables below.

On June 4, 2004, the stock acquisition rights under the Stock Option B (“Stock Acquisition Rights No. 3”) to subscribe for 1,363,000 shares were granted to our Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. The exercise price is ¥1 per share, and the Stock Acquisition Rights No. 3 are exercisable from June 5, 2006 to June 4, 2011. Subject to adjustments, a total of 428,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 3 granted to our Directors and Executive Officers (in office as of June 4, 2004, the date of issuance). The number of Stock Acquisition Rights No. 3 (each of which represents the right to subscribe for 1,000 shares) granted on June 4, 2004 to each Director and Executive Officer, as of June 28, 2005, is set forth in the tables below.

In accordance with the resolution of the general meeting of shareholders held on June 25, 2004, we issued two types of stock acquisition rights as stock options under “Stock Option A” and “Stock Option B”. On August 16, 2004, the stock acquisition rights under the Stock Option A (“Stock Acquisition Rights No. 4”) to subscribe for 1,634,000 shares were granted to our Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. The current exercise price is ¥1,615 per share and the Stock Acquisition Rights No. 4 are exercisable from July 1, 2006 to June 30, 2011. Subject to adjustments, a total of 377,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 4 granted to the Directors and Executive Officers (in office as of August 16, 2004, the date of issuance). The number of Stock Acquisition Rights No. 4 (each of which represents the right to subscribe for 1,000 shares) granted on August 16, 2004 to each Director and Executive Officer, as of June 28, 2005, is set forth in the tables below.

On April 25, 2005, the stock acquisition rights under the Stock Option B (“Stock Acquisition Rights No. 5”) to subscribe for 1,486,000 shares were granted to our officers and employees of our subsidiaries outside Japan but none of the Stock Acquisition Rights No. 5 were granted to our Directors or Executive Officers (in office as of April 25, 2005, the date of issuance). The exercise price is ¥1 per share, and the Stock Acquisition Rights No. 5 are exercisable from April 26, 2007 to April 25, 2012. None of the current Directors and Executive Officers hold the Stock Acquisition Rights No. 5.

On June 3, 2005, the stock acquisition rights under the Stock Option B (“Stock Acquisition Rights No. 6”) to subscribe for 806,000 shares were granted to our Directors, Executive Officers and employees, as well as those of our subsidiaries in Japan. The exercise price is ¥1 per share, and the Stock Acquisition Rights No. 6 are exercisable from June 4, 2007 to June 3, 2012. Subject to adjustments, a total of 439,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 6 granted to our Directors and Executive Officers (in office as of June 3, 2005, the date of issuance). In accordance with the Commercial Code of Japan, we plan to disclose the number of Stock Acquisition Rights No. 6 (each of which represents the right to subscribe for 1,000 shares) granted on June 3, 2005 to each of the current Directors and Executive Officers by June 2006 in Japan.

Directors

Name	Number of Stock Acquisition Rights No. 1 Granted on August 5, 2002	Number of Stock Acquisition Rights No. 2 Granted on July 22, 2003	Number of Stock Acquisition Rights No. 3 Granted on June 4, 2004	Number of Stock Acquisition Rights No. 4 Granted on August 16, 2004
Nobuyuki Shigemune	15	15	6	5
Yukio Suzuki	12	12	5	6
Masaharu Shibata	15	10	3	5
Hideaki Kubori	15	10	3	5
Haruo Tsuji	10	10	3	5
Fumihide Nomura	10	10	3	5
Koji Tajika	—	10	3	5

Total	77	77	26	36

Executive Officers

Name	Number of Stock Acquisition Rights No. 1 Granted on August 5, 2002	Number of Stock Acquisition Rights No. 2 Granted on July 22, 2003	Number of Stock Acquisition Rights No. 3 Granted on June 4, 2004	Number of Stock Acquisition Rights No. 4 Granted on August 16, 2004
Junichi Ujiie	80	60	31	25
Nobuyuki Koga	40	80	39	30
Hiroshi Toda	30	40	23	20
Kazutoshi Inano	30	40	23	20
Takashi Yanagiya	30	30	19	15
Kenichi Watanabe	30	30	19	15
Takumi Shibata	20	30	19	15
Hiromi Yamaji	20	20	11	10
Manabu Matsumoto	20	20	11	10
Shogo Sakaguchi	20	20	11	10
Masanori Itatani	20	20	11	10
Yoshimitsu Oura	15	20	11	10
Yusuke Yamada	15	20	11	10
Hitoshi Tada	15	20	11	10
Yasuo Agemura	15	15	11	10
Akihiko Nakamura	15	15	9	7
Hideyuki Takahashi	15	15	9	7
Hiroshi Tanaka	15	15	9	7
Noriyasu Yoshizawa	3	15	9	7
Yasuo Yoshihara	3	15	9	7
Akira Maruyama	3	15	9	7
Akihito Watanabe	3	3	9	7
Tetsu Ozaki	3	3	9	7
Shigesuke Kashiwagi	3	3	9	7
Yugo Ishida	3	3	9	7
Atsuo Sakurai	3	3	—	3
Masafumi Nakada	3	3	—	3
Hiromasa Yamazaki	3	3	—	3
Kamezo Nakai	20	15	6	7
Takahide Mizuno	12	15	6	7
Atsushi Yoshikawa	15	15	5	6
Yasuaki Fukui	10	10	6	5

Total	532	631	374	324

Also, at the general meeting of shareholders held on June 28, 2005, we were authorized to grant two types of stock options, “Stock Option A” and “Stock Option B”, in the form of stock acquisition rights, to our Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. These stock options are exercisable during a period to fall within seven years of the issuing date, which is to be decided by our Board of Directors or an Executive Officer designated by our Board of Directors. The exercise price of Stock Option A will be determined by reference to the market price of our common stock while that of Stock Option B will be ¥1 per share. Subject to adjustments, a total of 7,500,000 shares will be issuable upon full exercise of all the stock options granted in this round, 2,500,000 shares of which will be issuable for Stock Option A and 5,000,000 shares of which will be issuable for Stock Option B.

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

Our Articles of Incorporation provide for not more than 20 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. From among its members, our Board of Directors elects the Chairman. Our Board of Directors met 10 times during the year ended March 31, 2005. As a group, our Directors attended approximately 94% of the total number of meetings of our Board of Directors.

Compensation Committee

Our Compensation Committee is authorized to determine the policy with respect to the determination of the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each Director and Executive Officer. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Compensation Committee met 4 times during the year ended March 31, 2005. As a group, the member Directors attended 100% of the total number of meetings of our Compensation Committee.

Nomination Committee

Our Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders by our Board of Directors. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Nomination Committee met 2 times during the year ended March 31, 2005. As a group, the member Directors attended 100% of the total number of meetings of our Nomination Committee.

Audit Committee

We have an Audit Committee that, according to our Articles of Incorporation, is authorized to (i) audit the execution by the Directors and the Executive Officers of their duties and (ii) determine the particulars of proposals concerning the election and dismissal of the independent auditor for domestic reporting purposes and the non-retention of such independent auditor to be submitted to a general meeting of shareholders by our Board of Directors. With respect to financial reporting, our Audit Committee has the statutory duty to examine our financial statements and business reports to be prepared by Executive Officers designated by our Board of Directors and is authorized to report its opinion to the ordinary general meeting of shareholders. In addition, pursuant to our Regulations of the Audit Committee or resolutions of the Board of Directors concerning matters to be necessary for the performance of functions of the Audit Committee, our Audit Committee has the authority to (i) pre-approve audit or non-audit services provided by the independent auditor for SEC reporting purposes, as required by the U.S. auditor independence rules, (ii) oversee the work of such independent auditor (including resolution of disagreements between management and such independent auditor regarding financial reporting) regarding such independent auditor’s audit report for financial statements filed with the SEC, (iii) retain legal counsel, consultants or other outside advisers, and (iv) establish the procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and (b) the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters.

This committee is currently composed of Haruo Tsuji, Fumihide Nomura and Koji Tajika. Haruo Tsuji is the Chairman of this committee. Our Audit Committee met 22 times during the year ended March 31, 2005. As a group, the member Directors attended approximately 98% of the total number of meetings of our Audit Committee.

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

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Nomura. The information set forth below is current as of June 28, 2005.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	In accordance with the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Companies of Japan, Nomura has elected to adopt the Committee System, under which, among other things, it has established an Audit Committee, a Nomination Committee and a Compensation Committee under its Board of Directors. Under the Commercial Code of Japan, Nomura is not required to have outside directors comprise a majority of its Directors, but is required to have on each committee at least three Directors, a majority of whom must be “outside” Directors. Nomura has eleven Directors, four of whom are outside Directors. An outside director of a corporation is defined under the Commercial Code of Japan as a non-executive director (i) who has never assumed the position of executive director, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, manager or employee of the company or its subsidiaries.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Nomura provides an alternative forum to such executive sessions for its outside Directors where its outside Directors will discuss Nomura’s corporate governance practices or procedures. According to the request of its outside Directors, certain Executive Officers or employees attended the forum in order to take note or answer questions by its outside Directors. Such forum was held three times during the year ended March 31, 2005. Such forum will be held at least once a year.

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	Nomura has an Audit Committee consisting of three Directors, two of whom are outside Directors under the Commercial Code of Japan and all of whom are independent directors under the Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Audit Committee is charged with the responsibility to monitor the performance of the Directors and Executive Officers of Nomura and to propose the appointment or dismissal of its accounting firm. The Audit Committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, although such requirements do not become effective against Nomura until July 31, 2005.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/ corporate governance committee must be composed entirely of independent directors.	Nomura has a Nomination Committee consisting of three Directors, two of whom are outside Directors. The Nomination Committee is charged with the responsibility to propose to the general meeting of shareholders the election or dismissal of Directors.

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	Nomura has a Compensation Committee consisting of three Directors, two of whom are outside Directors. The Compensation Committee is charged with the responsibility to determine the compensation of each Director and Executive Officer of Nomura.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Commercial Code of Japan, if Nomura desires to adopt an equity compensation plan under which stock acquisition warrants are granted with specially favorable conditions, except where such warrants are granted to all of its shareholders on a pro rata basis, then such a plan must be approved by a “special” resolution adopted at a general meeting of shareholders. A special resolution requires as a quorum one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting.

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

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2003	2004	2005
Japan	11,244	11,063	11,065
Europe	1,389	1,403	1,535
Americas	797	866	1,026
Asia (other than Japan) and Oceania	616	655	718

Total	14,046	13,987	14,344

Japan

In Japan, as of March 31, 2005, we had 11,065 employees, of which 7,486 were engaged in Domestic Retail, 1,223 were engaged in Global Wholesale and 594 were engaged in Asset Management.

Most of our employees, excluding registered representatives who are engaged in retail activities on annual contracts, receive compensation on the basis of fixed annual salaries and twice-a-year bonuses. Registered representatives, who numbered 1,875 as of March 31, 2005, receive mostly performance-linked compensation.

As of March 31, 2005, 7,575 of Nomura Securities’ employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Pursuant to this contract, salaries and bonuses are negotiated with the labor union based on our overall performance during the relevant fiscal period and our financial position. Similar to other major companies in Japan, we grant our employees annual basic wage increases.

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

Overseas

As of March 31, 2005, we had 3,279 employees overseas, including 1,535 in Europe, 1,026 in the Americas and 718 in Asia (excluding Japan) and Oceania.

Most of our overseas professional employees receive salaries as well as incentive compensation in the form of bonuses and profit sharing. Compensation for some of our employees consists largely of incentive compensation. Our employees overseas are not unionized.

We have not experienced any strikes or other labor disputes overseas and consider our overseas employee relations to be excellent.

Private equity entities

Nomura Principal Finance Co., Ltd. (“NPF”) engages in private equity business in Japan. As of March 31, 2005, NPF investments accounted for as consolidated subsidiaries (“Private equity entities”) had 9,982 employees mainly in Japan.

	As of March 31,
	2003	2004	2005
Private equity entities	339	2,711	9,982

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of June 28, 2005. As of that date, none of them owned 1% or more of our issued and outstanding shares.

Directors

Name	Number of Shareholdings
Junichi Ujiie	70,296
Nobuyuki Koga	29,894
Hiroshi Toda	21,380
Kazutoshi Inano	45,569
Nobuyuki Shigemune	18,479
Yukio Suzuki	8,900
Masaharu Shibata	5,000
Hideaki Kubori	0
Haruo Tsuji	4,000
Fumihide Nomura	188,626
Koji Tajika	0

Total	392,144

Executive Officers

Name	Number of Shareholdings
Junichi Ujiie	See above
Nobuyuki Koga	See above
Hiroshi Toda	See above
Kazutoshi Inano	See above
Takashi Yanagiya	19,269
Kenichi Watanabe	8,330
Takumi Shibata	27,461
Manabu Matsumoto	30,373
Hiromi Yamaji	13,875
Shogo Sakaguchi	14,291
Masanori Itatani	27,297
Yoshimitsu Oura	14,486
Yusuke Yamada	7,784
Hitoshi Tada	13,501
Yasuo Agemura	13,736
Akihiko Nakamura	7,544
Hideyuki Takahashi	6,261
Hiroshi Tanaka	4,776
Noriyasu Yoshizawa	10,476
Yasuo Yoshihara	11,321
Akira Maruyama	5,425
Akihito Watanabe	2,000
Tetsu Ozaki	6,862
Shigesuke Kashiwagi	9,000
Yugo Ishida	13,399
Atsuo Sakurai	3,000
Masafumi Nakada	3,203
Hiromasa Yamazaki	3,700
Kamezo Nakai	17,550
Takahide Mizuno	5,477
Atsushi Yoshikawa	14,155
Yasuaki Fukui	11,472

Total	493,163

For information regarding stock options granted to our Directors and Executive Officers, see “Equity-Based Compensation” under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

As of March 31, 2005, to our knowledge, no person beneficially held, directly or indirectly, more than 5% of Nomura’s then outstanding common stock. To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2005, there were 174 record shareholders of Nomura with addresses in the United States, and those U.S. holders held 294,516,620 shares of Nomura’s common stock, representing 15.2% of Nomura’s then outstanding common stock. As of March 31, 2005, there were 54,104,392 ADSs outstanding, representing 54,104,392 shares of Nomura’s common stock or 2.8% of Nomura’s then outstanding common stock.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building Co., Ltd. (“NLB”) owned a substantial portion of our leased office space in Japan prior to August 1, 2004. NLB currently owns some of our leased office space in Japan after demergering NLB’s facility management business, which includes the ownership, lease, maintenance and administration of real estate properties as places of business and offices, etc to Nomura Facilities, Inc. (former Nomura Realty Capital Management Co., Ltd.). We held 37.8% of NLB’s outstanding share capital at March 31, 2005. Other major shareholders of NLB were Nomura Research Institute, Ltd. (“NRI”), holding 18.8%, JAFCO Co., Ltd, holding 18.8%, and Obayashi Corporation, holding 14.8%.

For the year ended March 31, 2005, we paid ¥8,952 million in rent to NLB. As of March 31, 2005, we had ¥6,099 million in lease deposits with NLB.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides investigation/research services and management consulting services. We are one of the major customers of NRI.

In May 18, 2004, we acquired an additional 17.2% equity interest in NRI for ¥81,214 million at quoted market price from NLB through Nomura Realty Capital Management Co., Ltd., our wholly-owned subsidiary. As a result of this issuance, our equity interest in NRI increased to 42.2% and NLB’s equity interest in NRI declined to 0.4%.

For the year ended March 31, 2005, we purchased ¥34,313 million worth of software and computer equipment, and paid NRI ¥25,233 million for other services.

Directors

Our Director Mr. Fumihide Nomura serves as President of Nomura Shokusan Co., Ltd. (“Shokusan”) incorporated in Japan, which is principally engaged in real-estate leasing. Shokusan leases a commercial property to our subsidiary, Nomura Facilities, Inc. During the year ended March 31, 2005, Nomura Facilities, Inc. had paid ¥29 million in monthly rent to Shokusan. This transaction was in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. We hold approximately 0.8% of Shokusan’s outstanding stocks.

Our Director Mr. Masaharu Shibata’s daughter is employed in our subsidiary Nomura Securities International, Inc. (“NSI”), a registered broker-dealer in the US. She is a vice president of the Investor Relations & Corporate Services. Her compensation is determined by NSI on no more favorable terms than those applicable to employees with equivalent qualifications and responsibilities.

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

Dividend Policy

When determining the amount of any cash dividend, we will first consider the maintenance of capital sufficient to capture business opportunities as they may develop. We will then decide the target dividend amounts, taking into account the firm’s dividend-on-equity ratio (DOE). Lastly, when we achieve a sufficient level of profit, we will decide the amount of cash dividend taking into consideration the pay-out ratio. As for retained profits, we aim to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders. Pursuant to this policy, we paid a year-end cash dividend of ¥10.00 and interim dividend of ¥10.00 per share in respect of the year ended March 31, 2005. Accordingly, the annual cash divided per share for the year ended March 31, 2005 was ¥20.00.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2005.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Calendar Year	High	Low	High	Low
Annual highs and lows
2000	¥3,510	¥1,785
2001 (for the ADSs, starting on December 17, 2001)	2,890	1,451	$13.05	$11.35
2002	2,190	1,190	17.40	8.91
2003	2,125	1,087	19.11	9.07
2004	1,966	1,278	18.66	12.05
Quarterly highs and lows
2003
First Quarter	1,547	1,205	13.12	10.31
Second Quarter	1,542	1,087	13.05	9.07
Third Quarter	1,953	1,480	16.97	12.35
Forth Quarter	2,125	1,608	19.11	14.85
2004
First Quarter	1,930	1,616	18.66	14.93
Second Quarter	1,966	1,570	18.60	13.60
Third Quarter	1,632	1,400	15.01	12.72
Forth Quarter	1,498	1,278	14.60	12.05
Monthly highs and lows
2004
December	1,494	1,390	14.60	13.13
2005
January	1,493	1,355	14.68	13.18
February	1,483	1,344	14.07	12.80
March	1,598	1,423	15.25	13.70
April	1,513	1,330	13.97	12.43
May	1,386	1,295	13.30	12.16
June (through June 28)	1,387	1,312	12.80	12.03

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

Also, our Common Stock has been listed on Euronext Amsterdam Stock Market N.V. (previously the Amsterdam Stock Exchange) since 1987, the Luxembourg Stock Exchange in the form of European Depositary Receipts since 1981 and the Singapore Stock Exchange since 1994. On June 24, 2005, our Executive Management Board approved the delisting of our European Depositary Receipts from the Luxembourg Exchange and the delisting of our Common Stock from Euronext Amsterdam Stock Market N.V.

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

Pursuant to the Commercial Code, under the Committee System, the board of directors may delegate to executive officers powers regarding the incurrence by a company of a significant loan from a third party. Our Executive Officers are delegated such powers by our Board of Directors.

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

General

Our authorized share capital is 6,000,000,000 shares, of which 1,941,261,889 shares were issued and outstanding as of March 31, 2005. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our Share Handling Regulations.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (the “Securities Center”). If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates, subject to the limitations caused by the Japanese unit share system described below.

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant law will come into effect within five years of the date of promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, will be subject to the new central clearing system. On the same day, all existing shares certificates for share of all Japanese companies listed on any Japanese stock exchange, including our shares, will become null and void and the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

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

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of our accounts, but adjusted, subject to the Implementation Ordinance of the Commercial Code, to subtract: (i) any subsequent payment by way of appropriation of retained earnings and transfer to the legal reserve in respect thereof; (ii) any subsequent transfer of retained earnings to stated capital; and (iii) if the purchase of its own shares by the company has been authorized pursuant to a resolution of a general meeting of shareholders or a resolution of a meeting of the board of directors in accordance with the authorization by the articles of incorporation (see “Repurchase by Us of Shares” below) the aggregate total amount of the purchase price of such shares so authorized by such resolutions; and to add any subsequent reduction of the stated capital or the legal reserve minus the aggregate of any amount paid to shareholders, any amount used to cancel shares and any amount appropriated to supplement capital loss. Interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might not exceed the aggregate of the amounts referred to in (1) through (5) above.

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

Japanese Unit Share System

According to amendments to our Articles of Incorporation by resolution of our Board of Directors held on October 28, 2004, we changed the number of shares constituting one “unit” from 1,000 to 100 on January 4, 2005. The Commercial Code permits us, by resolution of our Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend our Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

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

We may issue warrants to subscribe for new shares (hereinafter referred to as “stock acquisition rights”) as warrants on their own or attached to bonds or debentures to any persons. Holders of shares have no preemptive rights under our Articles of Incorporation when we issue stock acquisition rights. Under the Commercial Code, our Executive Management Board, which has been delegated by our Board of Directors with the authority to issue stock acquisition rights, may, however, determine that shareholders be given stock acquisition rights in connection with a particular issue of stock acquisition rights. In the case of an issue of stock acquisition rights, public or individual notice must be given to each of the shareholders at least two weeks prior to the date for payment (or issuance of the stock acquisition rights if such stock acquisition rights are issued without consideration).

Rights to subscribe for new shares or stock acquisition rights may be transferable or nontransferable by the decision of our Executive Management Board and may be made at or substantially below the market price of shares. Accordingly, rights offerings can result in substantial dilution or can result in rights holders not being able to realize the economic value of those rights.

A special resolution of our ordinary general meeting of shareholders held on June 28, 2005 authorizes us to issue up to 75,000 stock acquisition rights, each of which represents a right to subscribe for 100 shares of common stock, for 7,500,000 shares of common stock, to Nomura and its subsidiaries’ directors, executive officers and employees. See “Item 6. Directors and Senior Management and Employees, B. Compensation, Equity Based Compensation” above.

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

The shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

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

A resolution of our Board of Directors held on May 18, 2005 authorized us to acquire up to 25 million shares (representing approximately 1.3% of shares issued and outstanding) for up to ¥37.5 billion during the period from May 19, 2005 to June 23, 2005. Under the resolution, we repurchased 25 million shares for ¥33.8 billion during such period.

A resolution of our Board of Directors held on June 28, 2005 authorized us to acquire up to 25 million shares (representing approximately 1.3% of shares issued and outstanding) for up to ¥37.5 billion during the period from July 1, 2005 to September 16, 2005.

In the case of shares listed on a Japanese stock exchange, acquisition shall be made through the market or by way of tender offer by the close of the following ordinary general meeting, unless acquisition of the shares from a specified person is authorized by the approval of two-thirds of outstanding shares having voting rights present at the shareholders’ meeting at which a quorum of not less than one-third of outstanding shares having voting rights must be present.

In addition, we may acquire our shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Japanese Unit Share System” above.

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan requires any person who has become a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in the above shareholding. Copies of any reports must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares are listed. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of subscription warrants are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

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

On June 28, 2005, the closing price of our shares on the Tokyo Stock Exchange, Inc. was ¥1,332 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange, Inc. with a closing price of between ¥1,000 and ¥1,499 per share, as well as the daily price limit if our per share price were to rise to between ¥1,500 and ¥1,999, or fall to between ¥500 and ¥1,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Equal to or greater than	¥500	Less than	¥1,000	¥100
Equal to or greater than	1,000	Less than	1,500	200
Equal to or greater than	1,500	Less than	2,000	300

For a history of the trading price of our shares on the Tokyo Stock Exchange, Inc., see Item 9.A of this annual report.

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

E. Taxation.

United States Federal Income Taxation

This section describes the material United States federal income and Japanese tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below), you acquire your shares or ADSs in an offering and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging, conversion, integrated or constructive sale transaction, or

•	a person below whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Income Tax Convention Between the United States of America and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income or to Japanese tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income” and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive income” or “general income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

As discussed in “Japanese taxation” below, if we purchase our shares for the purpose of cancellation with retained earnings and we cancel the shares after March 31, 2002 selling shareholders will be deemed to have received a dividend payment for Japanese tax purposes. If we purchase the shares pursuant to a tender offer, selling shareholders might be subject to deemed dividend taxation regime and part of consideration for the tender offer would be treated as dividends subject to withholding tax for Japanese tax purpose. Such dividend is not generally a taxable event for United States federal income tax purposes (though a selling U.S. shareholder would be subject to U.S. federal income tax on capital gains realized on a sale of shares to us, as described below) and therefore would not give rise to foreign source income, and you would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distribution unless you can apply the credit (subject to limitations) against U.S. tax due or other foreign source income in the appropriate category for foreign tax credit purposes.

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

PFIC Rules

We do not expect our shares and ADSs to be treated as stock of a PFIC for United States federal income tax purposes for 2004, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation, such as Nomura, that is primarily engaged in an active business as a securities dealer is not entirely clear.

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

Under the 2001 tax legislation, deemed dividend taxation system has been drastically changed. Under the new rule, if we purchase our listed shares by way of a tender offer, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the purchase price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) of the same law. On the other hand, in the case of individual shareholders, no deemed dividend is required to recognize until March 31, 2007 due to the operation of a temporary measurement (Article 9-6 of the Japanese Special Tax Measurement Law under which two years extension of the treatment is promulgated under the 2005 tax legislation) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled were previously deemed to have received a dividend corresponding to the increase of share value by the share cancellation, under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders (both individuals and corporations) whose shares are not canceled.

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2008 (15% rate will apply thereafter) except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Under the new tax treaty between United States and Japan of which withholding tax treatments is applicable effective from July 1, 2004 on an accelerative basis, the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the new tax treaty between US and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by us are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See “Rights of Our Shareholders” under Item 10.B of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our business is subject to various risks. These risks include market, credit, event, market liquidity, operational and legal risks. The process of managing those risks is an integral part of management’s responsibilities. Financial innovation in global business activities can lead to complex interactions among these risks. We recognize the importance of identifying, evaluating, monitoring and managing our risk profile.

We manage market, credit, event and market liquidity risks using a global risk management structure which is described below. We manage operational and legal risks primarily on a regional basis.

Global Risk Management Structures

We have an independent global risk management unit headquartered in Tokyo to support the risk management activities that place at each level of our business. The global risk management unit also monitors and manages market, credit, event and market liquidity risks with regard to our trading and investment portfolios on a worldwide basis.

Our current global management structures place primary risk control responsibility with the Head of each Global Business Line such as Global Markets, Global Investment Banking and Global Merchant Banking. This structure enhances the coordination of our global business while satisfying the regional requirements of each legal entity. Concurrently, our global risk management unit monitors, controls and supports our business segments. Our global risk manager who is based in Tokyo is the overall controller for global risk management, and coordinates the efforts of our regional risk managers.

Our Executive Management Board is responsible for establishing global risk policies, and monitoring and managing the various risks that we face in our business.

Our Board of Executive Officers and Executive Management Board also determine our strategic direction and allocate resources and capital to each of our businesses. Our Executive Management Board reviews our business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. Our Board of Executive Officers is made up of all of our Executive Officers. Our Executive Management Board is made up of Representative Executive Officers and some of our Executive Officers as appointed by our Board of Directors. Our President and Chief Executive Officer is the Chairman of both.

Our Board of Executive Officers and Executive Management Board set the overall risk limit that applies across business segments to all of our trading and investment portfolios for our global business. Our global risk manager monitors the extent of risk exposure at each of our trading units relative to the in-house risk limit assigned to that unit and reports it to senior management daily. In addition, our regional operations employ their own position limits and stop-loss limits, which may be stricter than the in-house risk limit.

In addition to the above structure, the Commitment Committee is set up in order to control risks relating to less liquid asset investments. Furthermore the Commitment Committee controls risks relating to important investments from a risk management perspective. Our Commitment Committee is made up of the Executive Officers assigned by the Chairman of the Commitment Committee, while such Chairman is appointed by our President and Chief Executive Officer.

Our global risk management group headquartered in Tokyo provides risk information to our Executive Management Board and quantifies risk for each of our businesses.

The role of our global risk manager in Tokyo is to monitor risk, ensure compliance with risk limits and recommend action to management as market conditions and our portfolio change. To this end, daily reports on the monitoring and management of our worldwide risks are produced by our global risk management unit. Reports from our global risk manager enable our senior management to identify and control risk across the entire organization.

Regional risk managers located in Europe, the United States, Asia outside Japan, and in Tokyo, report on a daily basis to both regional management and global risk management headquarters.

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

We maintain standardized methodologies on risk measurement for all our global operations. With this standardized framework, we can evaluate and compare the risk-adjusted profitability of our existing businesses in a consistent manner. Senior management can use this information to enhance our performance by diversifying revenues and controlling exposures.

Our global risk management group employs an in-house risk limit, which we have developed as a tool to comprehensively measure our market, credit, event and market liquidity risks. We group our traders based on the type of trading strategies they use and the type of financial instruments in which they trade, and we assign to each group a specific in-house risk limit. Our traders may execute their transactions until the aggregate risk value associated with the positions they have built reaches the assigned in-house risk limit.

Types of Risks Managed

The six principal categories of risk that we face in our daily business operations are market, credit, event, market liquidity, operational and legal risks.

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

VaR. The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess the market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon within a specified confidence level.

For our VaR analysis, which we report below, we use a one-day time horizon and a 99% confidence level. This means that, statistically, there is one day out of every 100 days on which the actual trading loss exceeds the VaR.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations. Given the reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden changes in market environment. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. Also, VaR using a one-day time horizon may not capture the market risk of positions that cannot be liquidated or hedged within one day.

There are other limitations of VaR. For example, our VaR computation assumes a normal distribution for the returns on trading portfolios, while non-linear risk exposures on options would likely produce a non-normal distribution for the returns on those portfolios. Different distributional assumptions could produce a materially different VaR.

The following table shows our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of
	Mar. 31, 2004	Apr. 30, 2004	May 31, 2004	Jun. 30, 2004	Jul. 30, 2004	Aug. 31, 2004	Sep. 30, 2004	Oct. 29, 2004	Nov. 30, 2004	Dec. 31, 2004	Jan. 31, 2005	Feb. 28, 2005	Mar. 31, 2005
	(in millions)
Equity	$31.5	$27.8	$28.8	$27.8	$30.3	$85.4	$50.6	$37.3	$31.2	$27.4	$27.1	$28.8	$27.9
Interest Rate	18.7	14.9	25.4	25.9	26.8	25.0	23.1	25.5	30.2	29.7	26.8	25.6	25.6
Foreign Exchange	4.4	3.6	3.6	4.0	2.8	2.3	2.3	2.3	8.0	5.6	6.2	7.1	6.9

Sub-total	54.6	46.3	57.9	57.6	59.9	112.6	76.1	65.2	69.4	62.7	60.0	61.5	60.4
Less:
Diversification Benefit	(18.1)	(14.1)	(21.1)	(20.5)	(16.5)	(21.6)	(21.0)	(21.4)	(23.7)	(21.5)	(20.2)	(22.5)	(22.5)

Value at Risk	$36.5	$32.2	$36.8	$37.1	$43.4	$91.1	$55.1	$43.7	$45.7	$41.2	$39.8	$39.0	$37.9

Value at Risk
(maximum)	$97.3 : August 25, 2004
(average)	45.0 : Average for the period from April 1, 2004 to March 31, 2005
(minimum)	30.8 : May 10, 2004

	As of
	Mar. 31, 2003	Apr. 30, 2003	May 30, 2003	Jun. 30, 2003	Jul. 31, 2003	Aug. 29, 2003	Sep. 30, 2003	Oct. 31, 2003	Nov. 28, 2003	Dec. 31, 2003	Jan. 30, 2004	Feb. 27, 2004	Mar. 31, 2004
	(in millions)
Equity	$12.7	$12.9	$12.5	$17.9	$26.5	$25.4	$20.4	$27.7	$25.3	$27.1	$39.7	$42.5	$31.5
Interest Rate	18.8	16.7	18.6	21.0	25.6	15.2	21.2	19.5	19.9	23.1	25.5	19.5	18.7
Foreign Exchange	1.6	1.9	3.3	2.1	1.8	1.4	2.6	2.3	2.0	2.8	2.7	3.3	4.4

Sub-total	33.1	31.5	34.4	41.0	53.9	42.0	44.2	49.5	47.2	53.0	67.9	65.3	54.6
Less:
Diversification Benefit	(7.6)	(8.1)	(9.5)	(12.4)	(14.6)	(13.2)	(12.0)	(13.1)	(13.9)	(17.2)	(17.6)	(17.4)	(18.1)

Value at Risk	$25.5	$23.4	$24.9	$28.6	$39.3	$28.8	$32.2	$36.4	$33.3	$35.8	$50.3	$47.9	$36.5

Value at Risk
(maximum)	$51.7 : February 2, 2004
(average)	34.7 : Average for the period from April 1, 2003 to March 31, 2004
(minimum)	23.4 : April 30, 2003

VaR relating to equity risk decreased from $31.5 million at the end of March 2004 to $27.9 million at the end of March 2005 mainly due to the liquidation of credit link note position. Substantial increase of VaR for equity risk from $30.3 million in July to $85.4 million in August is due to the increased position of Convertible Bonds. VaR relating to interest rate risk increased from $18.7 million at the end of March 2004 to $25.6 million at the end of March 2005 principally due to the increase in our fixed income products position. VaR relating to foreign exchange risk increased from $4.4 million at the end of March 2004 to $6.9 million at the end of March 2005 mainly due to an increase in our position of foreign exchange derivative position. We manage the position size according to the market environment.

In the preceding year, VaR relating to equity increased from $12.7 million at the end of March 2003 to $31.5 million at the end of March 2004 mainly due to the increased position of convertible bond and equity delibatives. VaR relating to foreign exchange risk increased from $1.6 million at he end of March 2003 to $4.4 million at the end of 2004 mainly due to the increased position of foreign exchange derivatives.

Non-trading Risk. A major market risk in our non-trading portfolio relates to operating equity investments held for relationship purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange, Inc.

We used regression analysis for a 90-day period between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥12,486 million as of March 31, 2004 and ¥15,414 million as of March 31, 2005. The difference in the simulated amounts between March 31, 2004 and March 31, 2005 is due mainly from market value increase in our operating equity investments held for relationship purposes, despite the fact that the number of shares for those investments has been decreased. On March 31, 2004, TOPIX closed at 1,179.23 points and on March 31, 2005, TOPIX closed at 1,182.18 points. This simulation analyzes data for our portfolio of operating equity investments held for relationship purposes as a whole. Therefore, it is very important to note that the actual results will differ from our expectations because of price fluctuations of individual equities.

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

We enter into International Swaps and Derivatives Association, Inc. master agreements or equivalent agreements called master netting agreements with many of our derivative counterparties. Master netting agreements provide protection to reduce the risk of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty which provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. government securities and Japanese government securities when necessary.

The credit quality of our trading-related derivatives as of March 31, 2005 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by our internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in

Gain Positions

	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥25	¥21	¥13	¥5	¥62	¥(14)	¥112	¥20	¥92	$858
AA	61	65	71	67	120	(165)	219	45	174	1,623
A	47	22	53	37	37	(92)	104	15	89	830
BBB	8	8	6	10	6	(2)	36	2	34	317
BB	1	0	0	—	—	0	1	—	1	9
Other(2)	13	3	4	2	71	(7)	86	0	86	802

Sub-total (OTC)	155	119	147	121	296	(280)	558	82	476	4,439
Listed derivatives	11	5	0	0	—	0	16	—	16	150

Total	¥166	¥124	¥147	¥121	¥296	¥(280)	¥574	¥82	¥492	$4,589

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” mainly consists of embedded derivatives bifurcated from the notes issued by certain subsidiaries and does not necessarily indicate that the counterparties’ credit is below investment grade.

Event Risk

Event risk refers to the potential loss in value that we may suffer through unpredictable events that cause large unexpected market price moves. Event risk can be caused by changes in political or economic factors. For example, our global risk management unit collects information on current developments in the political and economic situations in the emerging countries in which we conduct business and report them to our senior management on a weekly basis. We also monitor for a possible failure of on-going mergers and acquisitions in which we have made strategic investments.

Through our Merchant Banking activities, we have significant exposure to private equity assets. Under our risk management framework, we treat them as private equity investments.

By their nature, these assets are less liquid than other trading assets, and as a result, valuation is more uncertain. In addition, our exposure is in some cases more concentrated than in the case for other trading assets. They also exhibit a high degree of asset-specific risk. Given these characteristics, the market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity, and therefore we believe it is appropriate to characterize private equity risk as event risk.

We have developed modeling techniques to help us quantify the scale of our private equity risk and to allow us to calibrate these risks to the same confidence level that we apply to other trading activities. These techniques allow us to reflect the high levels of specific risk attached to private equity.

Market Liquidity Risk

Market liquidity risk refers to the additional risk that we face when we have large positions which cannot be disposed of in the course of normal market trading turnover. The longer we are exposed to these large positions, the greater the risk we face from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in “Liquidity and Capital Resources” under Item 5.B. of this annual report.

Operational Risk

Operational risk refers to the potential cost associated with criminal or other improper actions taken by our executives and employees, or failure or malfunction of our system management, or the occurrence of external phenomena such as natural disasters. Due to the increased sophistication in security transactions and the outsourcing or systemization of our operations for efficiency purposes, reduction of operational risk has become increasingly essential. We manage our operational risk primarily by recognition and evaluation of risk included in business operations and enhancement, as necessary, of our internal controls.

Operations Risk.

Operations risk is a type of operational risk. It is defined as risk in which we suffer damages due to failure to perform our operations properly, accidents or engagement in improprieties by our executives and employees.

In order to mitigate operations risk, we have internal regulations on setting up operations procedures with proper control, and endeavor to execute accurate and expeditious operations. We also enhance systems to reduce uncertainty of manual works.

System Risk.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2005, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2005, the disclosure controls and procedures were effective. No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) occurred during the year ended March 31, 2005 that has materially affected, or is reasonably likely to affect, our internal control financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Koji Tajika, a member of the Audit Committee, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. For a description of his business experience, please see Item 6.A of this annual report.

Item 16B. Code of Ethics

On March 5, 2004, we adopted the “Code of Ethics of Nomura Group” that includes the “Code of Ethics for Financial Professionals”, which applies to our financial professionals including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. For the text of the Code of Ethics for Financial Professionals, see Exhibit 11.1 to this annual report. There have been no amendments to, or waivers from, the Code of Ethics for Financial Professionals since its adoption.

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon has been our principal accountants for SEC reporting purposes for the last three fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Fees, such as advisory work for risk management and regulatory matters.

	For the year ended March 31,
	2004	2005	2005
	(in millions)
Audit Fees	¥766	¥1,281	$11.9
Audit-Related Fees	40	210	2.0
Tax Fees	86	76	0.7
All Other Fees	21	11	0.1

Total	¥913	¥1,578	$14.7

Audit-Related Fees included fees for services relating to general assistance for the documentation of the internal control procedures, and consultations on accounting issues relating to our business such as securitization. Tax Fees included fees for services relating to tax planning and compliance, and tax advice for securitization or structured bonds. All Other Fees included fees for services relating to advice with respect to regulations and disclosures under the Securities Exchange Law of Japan in connection with our underwriting business.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended March 31, 2005, we acquired 319,226 shares of our common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares. For an explanation of the right of our shareholders to demand such repurchases by us, see “Rights of Our Shareholders” under Item 10.B of this annual report. As of March 31, 2005, we had 1,941,261,889 outstanding shares excluding 24,657,971 shares as treasury stock. During the year ended March 31, 2005, no affiliated purchaser of Nomura purchased shares of our common stock. Also, we had no share repurchase program or plan during the year ended March 31, 2005.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2005.

Month	Total Number of Shares Purchased	Total Number of Shares Sold	Net Number of Shares Purchased or (Sold)	Average Price Paid per Share (in JPY)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2004	17,261	3,657	13,604	1,887	—	—
May 1 to 31, 2004	8,698	3,766	4,932	1,714	—	—
June 1 to 30, 2004	24,330	6,005	18,325	1,649	—	—
July 1 to 31, 2004	22,223	9,322	12,901	1,558	—	—
August 1 to 31, 2004	12,272	13,831	(1,559)	1,502	—	—
September 1 to 30, 2004	19,683	4,639	15,044	1,500	—	—
October 1 to 31, 2004	25,845	11,888	13,957	1,429	—	—
November 1 to 30, 2004	45,011	18,409	26,602	1,373	—	—
December 1 to 31, 2004	101,080	10,648	90,432	1,423	—	—
January 1 to 31, 2005	23,209	9,055	14,154	1,453	—	—
February 1 to 28, 2005	9,872	4,225	5,647	1,395	—	—
March 1 to 31, 2005	9,742	1,200	8,542	1,523	—	—

Total	319,226	96,645	222,581	1,488	—	—

On May 18, 2005, we announced that our Board of Directors had approved a resolution to establish a share buyback program in the first quarter of the current fiscal year ending March 31, 2006, in accordance with Article 211-3-1-2 of the Commercial Code of Japan. The share buyback period ran from May 19, 2005, to June 23, 2005, and we were authorized to purchase up to 25 million shares of our common stock or to a maximum of 37.5 billion yen. On June 23, 2005, we announced the result of this buyback program as aggregate number of shares repurchased was 25,000,000 shares and aggregate value of shares repurchased was JPY 33,827,301,200.

On June 28, 2005, we announced that our Board of Directors approved a resolution to set up a share buyback program of second quarter of the current fiscal year ending March 31, 2006 in accordance with Article 211-3-1-2 of the Commercial Code of Japan. The share buyback will run from July 1, 2005, to September 16, 2005, and have an upper limit of 25 million shares of our common stock or to a maximum of 37.5 billion yen.

Nomura recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to any changes in the business environment and is looking into implementing further share buybacks from the second quarter of the current fiscal year ending March 31, 2006. Details will be announced when finalized.

As of June 28, 2005, Nomura Holdings had 1,916,251,554 outstanding shares excluding 49,668,306 shares as treasury stock.

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

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003) (*)

8.1	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2004)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

(*)	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 26, 2003, in the form of this exhibit.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

NOMURA HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. and subsidiaries (the “Company”) as of March 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries at March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in the year ended March 31, 2003 the Company changed its method of accounting for goodwill amortization to conform to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.”

Ernst & Young ShinNihon

Tokyo, Japan

May 18, 2005,

Except for Subsequent events in Notes 12 and 14, as to which the date is

June 28, 2005

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥637,372	¥724,637	$6,758
Time deposits	248,737	419,606	3,914
Deposits with stock exchanges and other segregated cash	44,528	42,513	397

	930,637	1,186,756	11,069

Loans and receivables:
Loans receivable	543,894	516,295	4,815
Receivables from customers	10,744	12,037	112
Receivables from other than customers	464,776	718,997	6,706
Allowance for doubtful accounts	(5,778)	(2,801)	(26)

	1,013,636	1,244,528	11,607

Collateralized agreements:
Securities purchased under agreements to resell	5,701,646	7,201,791	67,168
Securities borrowed	7,180,106	7,187,254	67,033

	12,881,752	14,389,045	134,201

Trading assets and private equity investments (including securities pledged as collateral of ¥5,229,300 million in 2004 and ¥7,743,424 million ($72,220 million) in 2005):
Securities inventory	13,066,963	14,757,597	137,639
Derivative contracts	479,659	515,946	4,812
Private equity investments	291,774	326,978	3,049

	13,838,396	15,600,521	145,500

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥181,655 million in 2004 and ¥196,827 million ($1,836 million) in 2005)	178,546	261,358	2,438
Private equity entities office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥794 million in 2004 and ¥3,036 million ($28 million) in 2005)	22,154	444,726	4,148
Lease deposits	64,764	100,993	942
Non-trading debt securities (including securities pledged as collateral of ¥3,340 million in 2004 and ¥10,208 million ($95 million) in 2005)	206,236	277,330	2,586
Investments in equity securities	169,459	172,067	1,605
Investments in and advances to affiliated companies	207,668	228,975	2,136
Deferred tax assets	105,901	114,010	1,063
Other	133,817	468,544	4,369

	1,088,545	2,068,003	19,287

Total assets	¥29,752,966	¥34,488,853	$321,664

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥429,500	¥517,065	$4,822
Private equity entities short-term borrowings	7,624	116,054	1,082
Payables and deposits:
Payables to customers	266,646	248,089	2,314
Payables to other than customers	861,747	464,178	4,329
Time and other deposits received	255,703	330,216	3,080

	1,384,096	1,042,483	9,723

Collateralized financing:
Securities sold under agreements to repurchase	9,622,727	12,603,211	117,546
Securities loaned	5,157,814	5,643,782	52,637
Other secured borrowings	2,587,217	3,419,192	31,889

	17,367,758	21,666,185	202,072

Trading liabilities:
Securities sold but not yet purchased	5,559,598	4,895,054	45,654
Derivative contracts	417,368	437,119	4,077

	5,976,966	5,332,173	49,731

Other liabilities:
Accrued income taxes	93,538	31,937	298
Accrued pension and severance costs	86,439	99,565	929
Other	235,888	571,787	5,333

	415,865	703,289	6,560

Long-term borrowings	2,377,365	2,798,560	26,101
Private equity entities long-term borrowings	8,104	444,615	4,147

Total liabilities	27,967,278	32,620,424	304,238

Commitments and contingencies (Note 17)
Shareholders’ equity:
Common stock
No par value share; Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares at March 31, 2004 and 2005	182,800	182,800	1,705
Additional paid-in capital	154,063	155,947	1,454
Retained earnings	1,550,231	1,606,136	14,980

Accumulated other comprehensive (loss) income:
Minimum pension liability adjustment	(34,221)	(24,645)	(230)
Cumulative translation adjustments	(34,380)	(18,083)	(168)

	(68,601)	(42,728)	(398)

	1,818,493	1,902,155	17,741
Less—Common stock held in treasury, at cost—24,263,831 shares and 24,657,971 shares at March 31, 2004 and 2005, respectively	(32,805)	(33,726)	(315)

Total shareholders’ equity	1,785,688	1,868,429	17,426

Total liabilities and shareholders’ equity	¥29,752,966	¥34,488,853	$321,664

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Revenue:
Commissions	¥141,640	¥210,216	¥221,963	$2,070
Fees from investment banking	81,847	86,994	92,322	861
Asset management and portfolio service fees	79,290	66,193	78,452	732
Net gain on trading	172,308	229,042	201,686	1,881
(Loss) gain on private equity investments	(14,391)	13,138	7,744	72
Interest and dividends	368,656	343,260	401,379	3,744
(Loss) gain on investments in equity securities	(41,288)	55,888	15,314	143
Private equity entities product sales	6,229	17,640	75,061	700
Other	13,360	23,565	32,316	301

Total revenue	807,651	1,045,936	1,126,237	10,504
Interest expense	241,377	242,833	327,047	3,050

Net revenue	566,274	803,103	799,190	7,454

Non-interest expenses:
Compensation and benefits	244,167	259,336	274,988	2,565
Commissions and floor brokerage	20,844	19,169	23,910	223
Information processing and communications	77,389	80,031	81,408	759
Occupancy and related depreciation	57,152	54,221	53,534	499
Business development expenses	24,361	23,100	28,214	264
Private equity entities cost of goods sold	4,968	11,852	44,681	417
Other	89,984	72,718	87,620	817

	518,865	520,427	594,355	5,544

Income before income taxes and cumulative effect of accounting change	47,409	282,676	204,835	1,910

Income tax expense:
Current	25,519	108,434	104,393	974
Deferred	11,776	1,913	5,710	52

	37,295	110,347	110,103	1,026

Income before cumulative effect of accounting change	10,114	172,329	94,732	884
Cumulative effect of accounting change	109,799	—	—	—

Net income	¥119,913	¥172,329	¥94,732	$884

	Yen			Translation into U.S. dollars
Per share of common stock:
Basic—
Income before cumulative effect of accounting change	¥5.17	¥88.82	¥48.80	$0.46
Cumulative effect of accounting change	56.09	—	—	—

Net income	¥61.26	¥88.82	¥48.80	$0.46

Diluted—
Income before cumulative effect of accounting change	¥5.17	¥88.82	¥48.77	$0.45
Cumulative effect of accounting change	56.09	—	—	—

Net income	¥61.26	¥88.82	¥48.77	$0.45

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Common Stock
Balance at beginning of year	¥182,800	¥182,800	¥182,800	$1,705

Balance at end of year	¥182,800	¥182,800	¥182,800	$1,705

Additional paid-in capital
Balance at beginning of year	¥150,979	¥151,328	¥154,063	$1,437
Gain on sales of treasury stock	—	1,807	14	0
Issuance of common stock options	349	928	1,870	17

Balance at end of year	¥151,328	¥154,063	¥155,947	$1,454

Retained earnings
Balance at beginning of year	¥1,316,221	¥1,407,028	¥1,550,231	$14,458
Net income	119,913	172,329	94,732	884
Cash dividends	(29,106)	(29,126)	(38,827)	(362)

Balance at end of year	¥1,407,028	¥1,550,231	¥1,606,136	$14,980

Accumulated other comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	¥(24,972)	¥(41,558)	¥(34,221)	$(319)
Net change during the year	(16,586)	7,337	9,576	89

Balance at end of year	¥(41,558)	¥(34,221)	¥(24,645)	$(230)

Cumulative translation adjustments
Balance at beginning of year	¥(19,685)	¥(22,329)	¥(34,380)	$(320)
Net change during the year	(2,644)	(12,051)	16,297	152

Balance at end of year	¥(22,329)	¥(34,380)	¥(18,083)	$(168)

Common stock held in treasury
Balance at beginning of year	¥(414)	¥(34,941)	¥(32,805)	$(307)
Repurchases of common stock	(34,527)	(4,084)	(475)	(4)
Sales of common stock	—	6,220	129	1
Other net change in treasury stock	—	—	(575)	(5)

Balance at end of year	¥(34,941)	¥(32,805)	¥(33,726)	$(315)

Number of shares issued
Balance at beginning of year	1,965,919,860	1,965,919,860	1,965,919,860

Balance at end of year	1,965,919,860	1,965,919,860	1,965,919,860

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Net income	¥119,913	¥172,329	¥94,732	$884
Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax	(2,644)	(12,051)	16,297	152
Minimum pension liability adjustment:
Changes in minimum pension liability during the year	(27,460)	12,445	15,738	147
Deferred income taxes	10,874	(5,108)	(6,162)	(58)

Total	(16,586)	7,337	9,576	89

Total other comprehensive (loss) income	(19,230)	(4,714)	25,873	241

Comprehensive income	¥100,683	¥167,615	¥120,605	$1,125

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Cash flows from operating activities:
Net income	¥119,913	¥172,329	¥94,732	$884
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Cumulative effect of accounting change	(109,799)	—	—	—
Depreciation and amortization	31,249	33,706	38,163	356
Stock-based compensation	349	928	1,870	17
Loss (gain) on investments in equity securities	41,288	(55,888)	(15,314)	(143)
Loss (gain) on sales of office buildings, land, equipment and facilities	467	318	(138)	(1)
Loss on devaluation of office buildings, land, equipment and facilities	3,175	3,083	1,780	17
(Reversal of) provision for allowance for doubtful accounts	(3,661)	13	(1,947)	(18)
Deferred income tax expense	11,776	1,913	5,710	53
Changes in operating assets and liabilities:
Time deposits	(36,585)	174,331	(157,971)	(1,473)
Deposits with stock exchanges and other segregated cash	(6,271)	(7,485)	3,036	28
Trading assets and private equity investments	(1,658,686)	(4,808,112)	(1,552,822)	(14,483)
Trading liabilities	1,242,333	2,152,243	(738,575)	(6,888)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,346,547	1,297,514	1,402,270	13,078
Securities borrowed, net of securities loaned	(425,591)	(1,576,454)	483,804	4,512
Other secured borrowings	(2,407)	1,747,519	831,974	7,760
Loans and receivables, net of allowance	(99,815)	135,821	(158,640)	(1,480)
Payables and deposits received	(477,756)	592,779	(478,796)	(4,466)
Accrued income taxes, net	(31,738)	80,273	(69,418)	(647)
Other, net	86,918	(23,206)	31,353	292

Net cash provided by (used in) operating activities	31,706	(78,375)	(278,929)	(2,602)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(45,235)	(39,303)	(59,348)	(554)
Proceeds from sales of office buildings, land, equipment and facilities	690	1,341	2,645	25
Payments for purchases of investments in equity securities	(10,299)	(61)	(79)	(1)
Proceeds from sales of investments in equity securities	30,067	24,309	12,985	121
Business combinations, net of cash acquired	—	(29,491)	63,556	593
Decrease (increase) in non-trading debt securities	152,209	61,705	(71,604)	(668)
Decrease in other investments and other assets	6,621	26,971	19,281	180

Net cash provided by (used in) investing activities	134,053	45,471	(32,564)	(304)

Cash flows from financing activities:
Increase in long-term borrowings	654,407	712,675	844,659	7,878
Decrease in long-term borrowings	(324,232)	(551,897)	(495,455)	(4,622)
(Decrease) increase in short-term borrowings, net	(288,368)	76,982	70,181	655
Proceeds from sales of common stock	—	8,027	143	1
Payments for repurchases of common stock	(34,527)	(4,084)	(475)	(4)
Payments for cash dividends	(29,485)	(43,686)	(33,992)	(317)

Net cash (used in) provided by financing activities	(22,205)	198,017	385,061	3,591

Effect of exchange rate changes on cash and cash equivalents	(8,952)	(18,978)	13,697	128

Net increase in cash and cash equivalents	134,602	146,135	87,265	813
Cash and cash equivalents at beginning of the year	356,635	491,237	637,372	5,945

Cash and cash equivalents at end of the year	¥491,237	¥637,372	¥724,637	$6,758

Supplemental disclosure:
Cash paid during the year for—
Interest	¥253,098	¥281,756	¥416,790	$3,887

Income tax payments, net	¥57,257	¥28,160	¥173,811	$1,621

Non cash activities—
Business combination

The purchase price, net of cash acquired, was ¥29,491 million for the year ended March 31, 2004. Assets acquired, excluding cash and cash equivalents at the date of business combination, and debt assumed were ¥960,557 million ($8,959 million) and ¥1,013,084 million ($9,449 million) for the year ended March 31, 2005, respectively.

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

In Domestic Retail business, Nomura provides primarily investment consultation services mainly to individual customers in Japan. In Global Wholesale business, Nomura provides primarily fixed income and equity trading services and investment banking services mainly to institutions on a global basis. Also, Nomura conducts merchant banking business. In Asset Management business, Nomura provides principally development and management of investment trusts, and investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Private equity business—

The investments in Private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment. The consolidated subsidiaries in Private equity business are referred to “Private equity entities”.

Changes in the fair value of private equity investments carried at fair value are recorded in (Loss) gain on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations, and requires management to make judgments based on complex factors. As the underlying investments are mainly in non-publicly listed companies, there are no externally quoted market prices available. In calculating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are basically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from detailed projections prepared by the management of each respective investment. See Note 4 for further discussion of private equity business.

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

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

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

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Non-trading debt securities as Securities pledged as collateral in accordance with SFAS 140.

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

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at the fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

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

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥25,570 million, ¥28,595 million and ¥30,050 million ($280 million), and in Occupancy and related depreciation in the amount of ¥5,678 million, ¥5,111 million and ¥8,113 million ($76 million) for the years ended March 31, 2003, 2004 and 2005, respectively.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥305 million, ¥538 million and ¥nil million ($nil million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2003, 2004 and 2005, respectively. These losses are included in consolidated statements of income under Non-interest expenses—Other. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥139,049 million and ¥30,410 million at March 31, 2004 and ¥145,932 million ($1,361 million) and ¥26,135 million ($244 million) at March 31, 2005, respectively.

Investments in equity securities for other than operating purposes also includes investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other. Such investments are mainly comprised of listed equity securities and unlisted equity securities in the amounts of ¥1,042 million and ¥6,453 million at March 31, 2004 and ¥48,028 million ($448 million) and ¥15,257 million ($142 million) at March 31, 2005, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with U.S. GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated statements of income.

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

Stock-based compensation—

Nomura accounts for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period, which generally is equal to the vesting period.

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

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that any unamortized negative goodwill arising from business combinations completed before July 1, 2001 be written off and recognized as a cumulative effect of a change in accounting principle when SFAS No. 142 is adopted. SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in the write-off of negative goodwill arising from a previous acquisition of shares of Nomura Asset Management Co., Ltd. (“NAM”), of ¥109,799 million, net of taxes, as of March 31, 2002.

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In June 2004, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” The consensus reached indicates that in situations where an investor has the ability to exercise significant influence over the investee, an investor should apply the equity method of accounting only when it has either common stock or “in-substance” common stock of a corporation. The consensus would be effective for reporting periods beginning after September 15, 2004. The implementation of EITF 02-14 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2005

In November 2004, the EITF reached a consensus on EITF Issue 03-13 (“EITF 03-13”), “Applying the Conditions in Paragraph 42 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in Determining Whether to Report Discontinued Operations.” EITF 03-13 clarifies (a) which cash flows should be taken into consideration when assessing whether the cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity, (b) the types of involvement ongoing between the disposal component and the entity disposing of the component that constitute continuing involvement in the operations of the disposal component, and (c) the appropriate (re)assessment period for purposes of assessing whether the criteria in paragraph 42 have been met. EITF 03-13 should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The implementation of EITF 03-13 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” Revised SFAS No. 123 requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The approach to accounting for share-based payments under revised SFAS No. 123 is substantially unchanged from that allowed under SFAS No. 123. Revised SFAS No. 123 is scheduled to be effective for reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commissions approved postponing the effective date for applying the provision of Revised SFAS No. 123 until fiscal years beginning after June 15, 2005. As Nomura accounts for stock-based compensation under SFAS No. 123, the impact of adopting Revised SFAS No. 123 is not expected to be significant.

In March 2005, the FASB issued the Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligation” and provides guidance on the recognition timing and the measurement of liabilities associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement of the obligation are conditional on a future event. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Nomura is currently assessing the potential impact of FIN 47 on the consolidated financial statements.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥107.22 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

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

Securities inventory and securities sold but not yet purchased

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Non-trading debt securities on the consolidated balance sheets at March 31, 2004 and 2005, respectively.

Securities inventory, including ones that are disclosed parenthetically as Securities pledged as collateral and Securities sold but not yet purchased at March 31, 2004 and 2005 consist of trading securities at fair value classified as follows:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2004		2005		2005
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased
Equity securities and convertible bonds	¥2,091,565	¥1,301,983	¥2,387,992	¥639,919	$22,272	$5,968
Government and government agency bonds	7,702,731	3,957,335	9,080,814	3,916,141	84,694	36,524
Bank and corporate debt securities	1,153,693	223,983	1,494,890	267,197	13,942	2,492
Commercial paper and certificates of deposit	24,998	—	16,000	—	149	—
Options and warrants	41,900	62,871	58,639	70,652	547	659
Mortgage and mortgage-backed securities	773,083	13,414	1,056,212	1,145	9,851	11
Beneficiary certificates and other	1,278,993	12	663,050	—	6,184	—

	¥13,066,963	¥5,559,598	¥14,757,597	¥4,895,054	$137,639	$45,654

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including Securities pledged as collateral, represented 25.9% and 26.3% of Nomura’s total assets as of March 31, 2004 and 2005, respectively.

Collateralized agreements and financing transactions

Nomura enters into secured financing transactions mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. These transactions include resale and repurchase agreements, securities borrowed and loaned transactions and other secured borrowings.

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

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to/from financial institutions under agreements known as lending and borrowing debt and equity securities contracts. Under these agreements, Nomura lends and borrows debt and equity securities without collateral. At March 31, 2004 and 2005, the aggregate contractual amounts of debt and equity securities borrowing contracts without collateral were ¥705 billion and ¥603 billion ($6 billion), respectively. There were no securities lending contracts without collateral at March 31, 2004 or 2005.

The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities and the portion that has been sold or repledged at March 31, 2004 and 2005 are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2004	2005	2005
The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥16,274	¥18,747	$175
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	12,882	14,516	135

In the normal course of business, Nomura enters into Gensaki transactions which involve selling securities to customers and repurchasing them from the customers on a specific future date at a specific price. As the Gensaki transactions are recorded as sales, the related securities and repurchase obligations are not reflected on the accompanying consolidated balance sheets. As of March 31, 2004 and 2005, securities sold under Gensaki agreements but not yet reacquired amounted to ¥25,000 million and ¥52,000 million ($485 million), respectively. The contractual repurchase value of the above Gensaki transactions at March 31, 2004 and 2005 approximated the market value of the securities at those dates.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Financial instruments pledged without the right to sell or repledge as collateral

Assets owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at March 31, 2004 and 2005, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Cash deposits:
Time deposits	¥—	¥3,005	$28

Trading assets:
Equity securities and convertible bonds	¥278,000	¥176,968	$1,651
Government and government agency bonds	430,614	344,194	3,210
Bank and corporate debt securities	698,647	510,006	4,757
Warrants	1,087	—	—
Mortgage and mortgage-backed securities	629,736	655,868	6,117

	¥2,038,084	¥1,687,036	$15,735

Investments:
Non-trading debt securities	¥48,099	¥51,133	$477

Other Assets:
Other	¥—	¥737	$7

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts are considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The table below discloses the fair values at March 31, 2004 and 2005 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Trading Assets:
Foreign exchange forwards	¥34,807	¥43,326	$404
FRA(1) and other OTC(2) forwards	1,073	5,377	50
Swap agreements	293,883	330,343	3,081
Options other than securities options—purchased	149,896	136,900	1,277

Sub-total	479,659	515,946	4,812
Securities options—purchased(3)	40,593	58,500	546

Total	¥520,252	¥574,446	$5,358

Trading Liabilities:
Foreign exchange forwards	¥29,629	¥30,858	$288
FRA and other OTC forwards	1,324	21,168	197
Swap agreements	297,856	296,481	2,765
Options other than securities options—written	88,559	88,612	827

Sub-total	417,368	437,119	4,077
Securities options—written(3)	61,481	60,578	565

Total	¥478,849	¥497,697	$4,642

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate.

NOMURA HOLDINGS, INC.

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

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Merchant Banking	¥2,779	¥1,548	¥4,013	$38
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	35,919	75,232	76,815	716
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	133,610	152,262	120,858	1,127

	¥172,308	¥229,042	¥201,686	$1,881

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

Short-term financial assets and liabilities carried at amounts which approximate fair value include: cash and cash deposits, receivables from customers/other than customers, securities purchased under agreements to resell, securities borrowed, short-term borrowings, time and other deposits received, payables to customers/other than customers, securities sold under agreements to repurchase, securities loaned and other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

The estimated fair values of loans receivable approximate carrying value. The estimated fair values of loans are determined based on loan characteristics. The fair value of fixed rate loans was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair values. For Nomura’s floating rate loans receivable, carrying value approximates fair value. The estimated fair values of Private equity entities long-term borrowings approximate carrying value as substantial investments to the private equity entities were recently acquired.

The following table presents financial instruments with carrying values that differ from their estimated fair values.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2004		2005		2005
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥2,377	¥2,391	¥2,799	¥2,805	$26	$26

Long-term borrowings

For certain bonds and notes issued by Nomura, Nomura enters into interest rate and currency swap contracts designated as hedges. The estimated fair values of the bonds and notes and related hedging instruments were estimated using quoted market prices where available or by discounting future cash flows.

4. Private equity business:

Terra Firma investments

Following a review to determine the optimum structure to run its private equity business in Europe, on March 27, 2002, Nomura restructured its Principal Finance Group and, as a result, contributed its investments in

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG entity, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership. With effect from March 27, 2002, Nomura ceased consolidating the PFG entities and accounts for these investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with the accounting practices for broker-dealers and applicable to investment companies.

The fair value of the Terra Firma investments is derived from their projected future cash flows discounted at their weighted average cost of capital and, in some cases, real estate property valuations received from independent valuation specialists. The estimated fair value of the Terra Firma investments was ¥287,246 million and ¥312,818 million ($2,918 million) at March 31, 2004 and 2005, respectively. Of this, the respective percentages at March 31, 2004 and 2005 are 65% and 72% for real estate, 12% and 10% for the services sector and the remaining balance of 23% and 18% is in consumer businesses, which includes retail and consumer finance.

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the AICPA Audit and Accounting Guide “Audits of Investment Companies”. The FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company AICPA Statement of Position—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP”) is finalized. The most significant of the entities currently excluded from FIN46-R are the Terra Firma investments. Nomura’s interest in these investments totals ¥313 billion ($2.9 billion), which is already recorded on the consolidated balance sheet at March 31, 2005. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not change Nomura’s economic exposure with respect to these investments.

Other private equity investments

Terra Firma Capital Partners Limited (“TFCPL”) has been established by former Nomura employees to advise Terra Firma in relation to the management of Terra Firma investments as well as the raising and investing of additional capital. In addition to the Terra Firma investments portfolio, Nomura is a 10% investor in a ¥269 billion ($2.5 billion) private equity fund (“TFCP II”), which was also raised by TFCPL. Nomura’s total commitment is ¥26,933 million ($251 million) and ¥12,716 million ($119 million) had been drawn down for investments as at 31 March 2005. Nomura also accounts for its investment in TFCP II at fair value.

Private equity business in Japan

Nomura also has a growing private equity business in Japan, which it operates through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception, NPF has made 16 investments and exited from 4 of these investments. During the year ended March 31, 2004, NPF made four investments, three of which were accounted for as consolidated subsidiaries. The purchase price of these three businesses, net of cash acquired was ¥29,491 million. During the year ended March 31, 2005, NPF acquired three businesses, accounted for as business combinations under SFAS141, in separate transactions, including Millennium Retailing Group (“MRG”), a major Japanese department store chain. While the total purchase price was ¥63,146 million

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

($589 million), the total cash acquired exceeded the total purchase price by ¥87,554 million ($817 million). The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. The AICPA is expected to issue the SOP in 2005. When the SOP is issued, Nomura will make a determination under the guidance provided by the SOP as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

Terra Firma investments valuation

As stated above, the Terra Firma investments are carried at fair value. Changes in the fair value of these investments are included in (Loss) gain on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations, and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no externally quoted market prices available. As a result, Nomura’s Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, amongst other things, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each of the investments. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors, allows Nomura to produce its own estimates of the fair value for each underlying investment.

In calculating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from detailed projections prepared by the management of each respective investment. These projections reflect the business drivers specific to each investment.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Real Estate

Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets.

Property holding, refurbishment and head office costs.

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

For recently acquired investments (i.e. those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Millennium Retailing Group (“MRG”)

MRG is a retail group consisting of Sogo Co., Ltd., The Seibu Department Stores, Ltd. and Millennium Retailing, Inc. (“MR”), which is the group’s holding company. NPF agreed to MRG’s plan to boost its capital and purchased newly issued MR common shares for ¥50,000 million ($466 million), which consisted of ¥20,000 million ($186 million) in July 2004 and ¥30,000 million ($280 million) in January 2005. The result was that NPF acquired a 65.5% equity interest in MR.

MRG’s fiscal year end is February 28 and Nomura consolidates MRG as of this date, reporting its results of operations on a one month lag. Nomura has designated February 28, 2005 as the effective date for consolidating MRG, and for the year ended March 31, 2005 has recorded its share of MRG’s earnings on the equity basis.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed balance sheet of MRG at February 28, 2005, is as follows:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥139,522	$1,301
Loans and receivables	23,445	219
Private equity entities office buildings, land, equipment and facilities	405,532	3,782
Intangible assets(1)	134,437	1,254
Lease deposits	56,150	524
Others	142,638	1,330

Total assets	¥901,724	$8,410

Liabilities:
Private equity entities short-term borrowings	¥112,514	$1,049
Payables and deposits	78,518	732
Private equity entities long-term borrowings	415,623	3,876
Others	223,272	2,083

Total liabilities	829,927	7,740

Net assets	71,797	670
Minority interest(2)	(51,098)	(477)

Nomura’s portion of net assets	20,699	193
Acquisition cost	(50,649)	(472)

Goodwill as reported	¥29,950	$279

(1)	The breakdown of intangible assets is as followings.

Intangible assets subject to amortization:

¥8,920 million ($83 million), having a weighted-average amortization period of 8 years and a residual value of zero.

Intangible assets not subject to amortization:

¥125,517 million ($1,171 million), including leasehold interests in land of ¥62,299 million ($581 million) and trade name of ¥54,600 million ($509 million).

(2)	Minority interest includes preferred stock of ¥40,000 million ($373 million) held by third parties.

The following summarized unaudited pro forma financial information assumes the acquisition of MR shares during the year ended March 31, 2005 had occurred on April 1, 2003.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2004	2005	2005
Total revenue	¥1,592,540	¥1,557,442	$14,526
Net income	172,875	95,386	890

Basic EPS	¥89.11	¥49.13	$0.46
Diluted EPS	89.10	49.10	0.46

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in goodwill for the years ended March 31, 2004 and 2005 are as follows. Goodwill is not deductible for tax purposes.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2005
Balance at beginning of year	¥218	¥3,037	$28
Increase by acquisitions of private equity entities	2,670	34,113	318
Others	149	(133)	(1)

Balance at end of year	¥3,037	¥37,017	$345

5. Securitization and Variable Interest Entities (VIEs):

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

During the years ended March 31, 2004 and 2005, Nomura securitized ¥170 billion and ¥477 billion ($4.4 billion) of financial assets, respectively. In addition, Nomura received ¥17 billion and ¥38 billion ($0.4 billion) from securitization trusts and paid ¥12 billion and ¥39 billion ($0.4 billion) to securitization trusts, respectively. Nomura held ¥2 billion of retained interests in transferred assets at March 31, 2004 and ¥33 billion ($0.3 billion) of retained interests in transferred assets at March 31, 2005, which include interest of ¥22 billion ($0.2 billion), not expected to be retained for other than a temporary period.

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

In October, 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FASB also deferred the effective date for applying FIN 46 to “non-registered

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investment companies” until the Investment Company AICPA Statement of Position—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP”) is finalized. In December 2003, the FASB issued a revision to FIN 46 (FIN 46-R), which incorporated the October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Nomura applied FIN 46-R to all VIEs other than non-registered investment companies created before February 1, 2003, in which it held a variable interest as of December 31, 2003. The implementation of FIN 46-R did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization activities. Nomura purchases and sells variable interests in VIEs in connection with its market-making and investing activities. At March 31, 2005, Nomura consolidated VIEs for which Nomura was the primary beneficiary, that were created to market structured bonds to investors by repackaging corporate convertible bonds. Nomura also consolidated VIEs, formed to securitize commercial real estate, for which private equity entities were the primary beneficiaries.

The following table shows the classification of the consolidated VIE’s assets collateralized for the VIE’s obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen	Translation into billions of U.S. dollars
	March 31
	2005	2005
Consolidated VIE’s assets collateralized for the VIE’s obligations
Securities inventory	¥103	$1.0
Office buildings, land, equipment and facilities	106	1.0
Other	71	0.6

Total	¥280	$2.6

Nomura also sells beneficial interests regarding leveraged or operating leases for aircraft using VIEs. In such transactions, Nomura may have significant variable interests. In addition, Nomura may have equity interest in VIEs which acquire assets primarily high yield leveraged loans and other debt obligations rated below investment grade, by issuing debt and equity. Nomura makes loans and investments in VIEs which are formed to acquire real estate. These VIEs are formed to invest in real estate or to provide financing, through sale and leaseback structures, for clients.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2004 and 2005. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2004	2005	2005
VIE assets	¥120	¥287	$2.7
Maximum exposure to loss	19	25	0.2

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the Audit Guide. The FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company SOP is finalized. The most significant of these entities are the Terra Firma investments. Nomura’s interest in these investments totals ¥313 billion ($2.9 billion), which is already recorded on the consolidated balance sheet at March 31, 2005. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

6. Receivables and payables:

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”). Margin transaction loans amounting to ¥149,114 million and ¥178,325 million ($1,663 million) at March 31, 2004 and 2005, respectively, are collateralized by customers’ securities and are also collateralized by customers’ deposits of securities. Banking/financing activities loans amount to ¥214,825 million and ¥221,833 million ($2,069 million) at March 31, 2004 and 2005, respectively. Inter-bank money market loans amount to ¥176,866 million and ¥113,083 million ($1,055 million) at March 31, 2004 and 2005, respectively.

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Net receivables/payables arising from unsettled trades were included in Payables to other than customers amounting to ¥506,318 million at March 31, 2004, and Receivables from other than customers in the amount of ¥251,009 million ($2,341 million) at March 31, 2005. Payables to customers/other than customers include funds received from customers/other than customers. Deposits received from customers of ¥190,163 million and ¥198,063 million ($1,847 million) are included in Payables to customers at March 31, 2004 and 2005, respectively.

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts for the years ended March 31, 2003, 2004 and 2005 are shown below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Balance at beginning of year	¥(18,410)	¥(15,159)	¥(5,778)	$(54)
Additions:
Charged to costs and expenses	—	(13)	—	—
Deductions:
Reversal of allowance for doubtful accounts	3,661	—	1,947	18
Charge-offs	650	9,237	1,038	10
Other:
Other—net	(1,060)	157	(8)	(0)

Balance at end of year	¥(15,159)	¥(5,778)	¥(2,801)	$(26)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Other assets-Other/ Other liabilities-Other:

Other assets-Other in the consolidated balance sheet includes Goodwill and Other intangible assets in the amounts of ¥3,037 million at March 31, 2004 and ¥174,376 million ($1,626 million) at March 31, 2005, and Investments in equity securities for other than operating purposes, held by private equity entities, in the amounts of ¥1,094 million at March 31, 2004 and ¥56,979 million ($531 million) at March 31, 2005, respectively.

Other liabilities-Other in the consolidated balance sheet includes accrued expenses in the amounts of ¥101,878 million at March 31, 2004 and ¥113,180 million ($1,056 million) at March 31, 2005 and Minority interests in the amounts of ¥8,368 million at March 31, 2004 and ¥62,684 million ($585 million) at March 31, 2005, respectively.

8. Borrowings:

Borrowings of Nomura at March 31, 2004 and 2005 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Short-term borrowings:
Commercial paper	¥283,000	¥233,800	$2,180
Bank loans	107,395	242,983	2,266
Other	39,105	40,282	376

Total	¥429,500	¥517,065	$4,822

Private equity entities short-term borrowings(1):
Bank loans	7,150	116,052	1,082
Other	474	2	0

Total	¥7,624	¥116,054	$1,082

Long-term borrowings:
Long-term loans from banks and other financial institutions(2) (4)	¥512,364	¥561,901	$5,241
Funding balances of bonds and notes issued(2) (4):
Fixed-rate obligations:
Japanese yen denominated(4)	518,820	469,990	4,383
Variable-rate obligations:
Japanese yen denominated	34,200	34,200	319
Medium-term notes:
Japanese yen denominated	982,548	1,354,512	12,633
Non-Japanese yen denominated	208,278	190,757	1,779

	1,743,846	2,049,459	19,114
Trading balances of secured borrowings	121,155	187,200	1,746

Total	¥2,377,365	¥2,798,560	$26,101

Private equity entities long-term borrowings:
Long-term loans from banks and other financial institutions(3)	¥8,104	¥349,243	$3,257
Funding balances of bonds and notes issued(3) :
Fixed-rate obligations:
Japanese yen denominated(3)	—	95,372	890

Total	¥8,104	¥444,615	$4,147

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Include secured borrowings of ¥NIL at March 31, 2004 and ¥67,414 million ($629 million) at March 31, 2005.
(2)	Include secured borrowings of ¥NIL at March 31, 2004 and ¥2,000 million ($19 million) at March 31, 2005.
(3)	Include secured borrowings of ¥650 million at March 31, 2004 and ¥419,971 million ($3,917 million) at March 31, 2005.
(4)	Bonds with warrants included in “Fixed-rate obligations: Japanese yen denominated” are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
1.01% bonds with warrants at ¥2,305.00 per share—due year ending March 31, 2005	¥2,631	¥—	$—

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Debt issued by the Company	¥631,862	¥678,824	$6,331
Debt issued by subsidiaries other than private equity entities—guaranteed by the Company	1,509,581	1,662,121	15,502
Subsidiaries debt other than private equity entities—not guaranteed by the Company(1)	235,922	357,615	3,335
Debt issued by consolidated variable interest entities	—	100,000	933

Total	¥2,377,365	¥2,798,560	$26,101

(1)	Includes trading balances of secured borrowings.

Private equity entities long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Private equity entities debt—not guaranteed by the Company(1)	¥8,104	¥444,615	$4,147

(1)	Includes debt issued by consolidated variable interest entities, of which private equity entities are primary beneficiaries.

At March 31, 2005, fixed-rate obligations of long-term borrowings are due between 2005 and 2020 at interest rates ranging from 0.40% to 4.15%. Variable-rate obligations, which are generally based on LIBOR, are due between 2005 and 2015 at interest rates ranging from 0.10% to 3.32%. Medium-term notes are due between 2005 and 2035 at interest rates ranging from 0.00% to 35.20%.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005, fixed-rate obligations of private equity entities long-term borrowings are due between 2005 and 2021 at interest rates ranging from 1.00% to 6.00%. Variable-rate obligations, which are generally based on LIBOR, are due between 2005 and 2011 at interest rates ranging from 0.51% to 2.83%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other indexed instruments.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued by subsidiaries are effectively converted to LIBOR-based floating rate obligations through such swap agreements. Carrying value of the long-term borrowings include adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, at March 31, 2004 and 2005 were as follows:

Borrowings, excluding private equity entities

	March 31
	2004	2005
Short-term borrowings	1.32%	1.01%
Long-term borrowings	0.36%	0.35%
Fixed-rate obligations	0.58%	0.54%
Variable-rate obligations	0.64%	0.76%
Medium-term notes	0.14%	0.16%

Private equity entities borrowings

	March 31
	2004	2005
Short-term borrowings	0.95%	1.61%
Long-term borrowings	2.08%	1.52%
Fixed-rate obligations	1.87%	1.44%
Variable-rate obligations	2.34%	1.71%

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2004 consist of the following(1):

Year ending March 31	Millions of yen
2005	¥198,807
2006	195,068
2007	190,312
2008	246,301
2009	270,392
2010 and thereafter	1,276,485

¥2,377,365

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2005 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2006	¥204,858	$1,911
2007	208,103	1,941
2008	296,502	2,765
2009	281,161	2,622
2010	324,379	3,025
2011 and thereafter	1,483,557	13,837

	¥2,798,560	$26,101

(1)	The maturities tables above are presented on a contractual maturity basis.

Maturities tables of private equity entities long-term borrowings

The aggregate annual maturities of private equity entities long-term borrowings as of March 31, 2004 consist of the following(1):

Year ending March 31	Millions of yen
2005	¥542
2007	100
2008	100
2009	400
2010 and thereafter	6,962

¥8,104

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate annual maturities of private equity entities long-term borrowings as of March 31, 2005 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2006	¥128,762	$1,201
2007	67,427	629
2008	26,877	251
2009	26,189	244
2010	51,379	479
2011 and thereafter	143,981	1,343

	¥444,615	$4,147

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2004 and 2005, Nomura excluding private equity entities had unused committed lines of credit amounting to ¥805,814 million and ¥713,440 million ($6,654 million), respectively.

Private equity entities had unused committed lines of credit amounting to ¥nil at March 31, 2004 and ¥2,100 million ($20 million) at March 31, 2005.

9. Assets pledged:

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. At March 31, 2004 and 2005, the carrying value of assets pledged, except for those disclosed in Notes 3 and 8, is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Time deposits	¥—	¥3,533	$33
Loans receivable	73,752	34,090	318
Receivables from other than customers	—	5,297	49
Trading securities	2,440,316	3,275,382	30,548
Office buildings, land, equipment and facilities	—	191,492	1,786
Non-trading debt securities	37,013	97,736	912
Investments in equity securities	—	43,482	406
Investments in and advances to affiliated companies	6,648	8,094	75
Other	—	48,080	449

	¥2,557,729	¥3,707,186	$34,576

Assets in the above table were mainly pledged to financial institutions for loans payable and derivative transactions.

In addition, Nomura repledged ¥193,652 million and ¥179,368 million ($1,673 million) of securities borrowed at March 31, 2004 and 2005 as collateral for bank loans and other loans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen			Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Basic—
Income before cumulative effect of accounting change applicable to common stock	¥10,114	¥172,329	¥94,732	$884
Cumulative effect of accounting change applicable to common stock	109,799	—	—	—

Net income applicable to common stock	¥119,913	¥172,329	¥94,732	$884

Weighted average number of shares outstanding	1,957,315,610	1,940,116,416	1,941,401,477

Basic EPS:
Income before cumulative effect of accounting change	¥5.17	¥88.82	¥48.80	$0.46
Cumulative effect of accounting change	56.09	—	—	—

Net income	¥61.26	¥88.82	¥48.80	$0.46

Diluted—
Income before cumulative effect of accounting change applicable to common stock on which diluted net income per share is calculated	¥10,114	¥172,329	¥94,732	$884
Cumulative effect of accounting change applicable to common stock	109,799	—	—	—

Net income applicable to common stock	¥119,913	¥172,329	¥94,732	$884

Weighted average number of shares outstanding used in diluted EPS computations	1,957,315,610	1,940,238,630	1,942,517,306

Diluted EPS:
Income before cumulative effect of accounting change	¥5.17	¥88.82	¥48.77	$0.45
Cumulative effect of accounting change	56.09	—	—	—

Net income	¥61.26	¥88.82	¥48.77	$0.45

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The factor of dilution came from only options to purchase common shares for the year ended March 31, 2004 and 2005, respectively.

There were warrants and options to purchase 3,230,470 and 3,148,394 common shares at March 31, 2003 and 2004, respectively, and options to purchase 5,970,000 common shares, at March 31, 2005, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each fiscal year.

Subsequent events

Stock repurchase programs were approved by the board of directors on May 18 and June 28, 2005, in accordance with Article 211-3-1-2 of the Commercial Code of Japan. Please see Note 14. Common stock, legal reserve and retained earnings—Subsequent events.

11. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”). The following summarizes these plans:

Severance indemnities and pension plans—

Employees of the Company and subsidiaries other than private equity investees in Japan (the “Japanese entities”) who terminate employment are usually entitled to lump-sum severance indemnities or pension payments. The unfunded retirement plans generally provide lump-sum severance indemnities for employees in the Japanese entities with at least two years of service calculated by a formula based upon position, years of service and reason of retirement according to company regulations. The amounts of lump-sum severance indemnities under the unfunded retirement plans are subject to certain deductions if the participants receive pension payments. Some Japanese entities also have non-contributory defined benefit pension plans which provide annuity payments subsequent to retirement or lump-sum payments at the time of retirement for employees who retire at or after the age of 53 with at least 20 years of service or for survivors according to company regulations. The annuity is payable commencing at the age of 60 and is guaranteed for 15 years or for life, whichever is longer. Lump-sum payments are also provided to employees with at least 20 years of service. The annuity or lump-sum payments are calculated using a formula based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

In addition to the plans above, the Company and Nomura Securities Co., Ltd. adopted defined contribution pension plans in December 2001. Other Japanese entities started defined contribution pension plans in 2002, 2003 and 2005.

Certain private equity investees operate defined benefit and defined contribution plans primarily in Japan covering certain employees (“private equity entities’ plans”).

Substantially all overseas subsidiaries have various local defined benefit plans or defined contribution pension plans covering certain employees.

Net Periodic Benefit Expense

The net pension and severance costs of the defined benefit plans for the years ended March 31, 2003, 2004 and 2005 include the following components. Nomura’s measurement date is December 31 for its defined benefit

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

plans for Japanese entities. Private equity entities use different measurement dates, but not more than three months prior to Nomura’s consolidated balance sheet date, for their significant plans.

Japanese entities’ plans—

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Service cost	¥7,270	¥8,064	¥8,134	$76
Interest cost	4,241	3,944	3,750	35
Expected return on plan assets	(2,910)	(2,542)	(2,993)	(28)
Amortization of net transition assets	(424)	(417)	—	—
Amortization of net actuarial losses	3,722	5,375	4,243	40
Amortization of prior service cost	356	356	356	3

Net periodic pension and severance costs	¥12,255	¥14,780	¥13,490	$126

Net periodic pension and severance costs for private equity entities’ plans were not significant for the years ended March 31, 2003, 2004 and 2005.

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans and private equity entities’ plans, which are not significant.

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets for the years ended March 31, 2004 and 2005 and a summary of the funded status at March 31, 2004 and 2005.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2004	2005	2005
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥198,047	¥209,378	$1,953
Service cost	8,064	8,134	76
Interest cost	3,944	3,750	35
Actuarial loss (gain)	8,763	(6,741)	(63)
Benefits paid	(9,210)	(7,451)	(70)
Other	(230)	(22)	0

Benefit obligation at end of year	209,378	207,048	1,931

Change in plan assets:
Fair value of plan assets at beginning of year	96,979	115,331	1,076
Actual return on plan assets	19,413	5,902	55
Employer contributions	5,432	5,421	50
Benefits paid	(6,493)	(5,437)	(51)

Fair value of plan assets at end of year	115,331	121,217	1,130

Funded status	(94,047)	(85,831)	(801)
Unrecognized net actuarial loss	75,841	61,948	578
Unrecognized prior service cost	477	121	1

Net accrued pension liabilities	(17,729)	(23,762)	(222)

Intangible asset	(477)	(121)	(1)
Minimum pension liability adjustment	(54,414)	(41,320)	(385)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(72,620)	¥(65,203)	$(608)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Private equity entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2005	2005
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥17,332	$162
Service cost	178	2
Interest cost	231	2
Actuarial loss	1,502	14
Acquisition and other	40,371	377
Benefits paid	(692)	(7)

Benefit obligation at end of year	58,922	550

Change in plan assets:
Fair value of plan assets at beginning of year	7,225	67
Actual return on plan assets	723	7
Employer contributions	1,021	10
Acquisition and other	18,682	174
Benefits paid	(421)	(4)

Fair value of plan assets at end of year	27,230	254

Funded status	(31,692)	(296)
Unrecognized net actuarial loss	2,860	27
Unrecognized prior service cost	(577)	(5)

Net accrued pension liabilities	(29,409)	(274)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(29,409)	$(274)

Nomura recognized accrued pension/severance costs for private equity entities’ plans amounting to ¥6,682 million at March 31, 2004.

Nomura also recognized accrued pension/severance costs for other plans amounting to ¥7,137 million at March 31, 2004 and ¥4,953 million ($46 million) at March 31, 2005.

The accumulated benefit obligation for Japanese entities’ plans was ¥187,951 million and ¥186,420 million ($1,739 million) and for private equity entities’ plans was ¥17,332 million and ¥57,317 million ($535 million) as of March 31, 2004 and 2005, respectively.

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2004	2005
Discount rate	1.8%	2.1%
Rate of increase in compensation levels	4.0%	4.0%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Private equity entities’ plans—

	March 31
	2004	2005
Discount rate	2.5%	2.1%
Rate of increase in compensation levels	1.4%	0.7%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2003	2004	2005
Discount rate	2.3%	2.0%	1.8%
Rate of increase in compensation levels	4.1%	4.0%	4.0%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2004	2005
Equity securities	57.6%	57.6%
Debt securities	37.1%	36.9%
Other	5.3%	5.5%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese entities’ plans, the target of strategic allocation is principally 53.5% equity securities, 38.5% debt securities and 8.0% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Private equity entities’ plans—

March 31 2005
Equity securities	23.7%
Debt securities	65.8%
Other	10.5%

Total	100.0%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flows

Nomura expects to contribute approximately ¥5,531 million ($52 million) to Japanese entities’ plans in the year ending March 31, 2006 based upon their current funded status and expected asset return assumptions. Also, it is expected that approximately ¥2,766 million ($26 million) will be contributed to private equity entities’ plans in the year ending March 31, 2006.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2006	¥7,593	$71
2007	7,846	73
2008	8,489	79
2009	8,331	78
2010	9,316	87
2011-2015	51,730	482

Private equity entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2006	¥2,633	$25
2007	2,923	27
2008	3,153	29
2009	3,029	28
2010	2,837	26
2011-2015	13,815	129

Defined Contribution Plans

Nomura contributed ¥724 million, ¥733 million and ¥763 million ($7 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2003, 2004, and 2005, respectively. The contributions to defined contribution pension plans for private equity entities were ¥nil for the years ended March 31, 2003 and 2004, and not significant for the year ended March 31, 2005.

The contributions to the overseas defined contribution pension plans were ¥2,407 million, ¥2,223 million and ¥2,621 million ($24 million) for the years ended March 31, 2003, 2004 and 2005, respectively.

Japan Securities Dealers Employees Pension Fund (“JSDE Fund”)

Substantially all employees of the Japanese entities were covered under an industry-wide multi-employer non-contributory welfare pension plan, which is administered by the JSDE Fund in coordination with the contributory governmental welfare pension plan. Most of the Japanese entities withdrew from the JSDE Fund at the end of August 2001. The rest of the Japanese entities also withdrew from the JSDE Fund at the end of August 2003, and paid a special withdrawal charge of ¥2,825 million that was charged to income in the year ended March 31, 2004.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capital cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The net postretirement benefit costs, which are equivalent to the required contribution, amount to ¥3,974 million, ¥4,569 million and ¥4,643 million ($43 million) for the years ended March 31, 2003, 2004 and 2005, respectively.

12. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance and to recruit talented human resources.

In August 2000, upon the issuance of unsecured bonds with detachable warrants, the Company purchased all of the detachable warrants and delivered 2,619 warrants for the acquisition of 1.1 million shares to directors, statutory auditors and certain employees as stock options. The warrants vested 6 months after the date of grant. There were no outstanding stock options due to expiration at March 31, 2005. In August 2002, the Company granted 2,227 stock acquisition rights as stock options for the acquisition of 2.2 million shares to directors, statutory auditors, and certain employees. The options vested two years after the date of grant. In July 2003, the Company granted 2,252 stock acquisition rights as stock options for the acquisition of 2.3 million shares to directors, executive officers, and certain employees. The options vest two years after the date of grant. In June 2004, the Company granted 1,634 stock acquisition rights as stock options for the acquisition of 1.6 million shares to directors, executive officers, and certain employees. The options vest two years after the date of grant. These options described above are collectively referred to as “stock option plan.”

In June 2004, the Company issued additional stock acquisition rights as stock options (shinkabu-yoyaku-ken), effectively, “nonvested stock units plan.” According to the “nonvested stock units plan”, the Company granted 1,363 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 1.4 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price is ¥ 1 per share. The options vest two years after the date of grant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The activity related to these stock options is set forth below:

	Stock options outstanding		Weighted-average exercise price		Weighted-average remaining life (years)
	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan
Outstanding at March 31, 2002	1,041,214	—	¥2,305	¥—	2.4	—
Granted	2,227,000	—	1,806	—
Exercised	—	—	—	—
Repurchased	(37,744)	—	2,305	—
Forfeited	—	—	—	—

Outstanding at March 31, 2003	3,230,470	—	1,962	—	4.8	—
Granted	2,252,000	—	1,630	—
Exercised	—	—	—	—
Repurchased	(65,076)	—	2,305	—
Forfeited	(27,000)	—	1,742	—

Outstanding at March 31, 2004	5,390,394	—	1,820	—	4.8	—
Granted	1,634,000	1,363,000	1,616	1
Exercised	—	—	—	—
Repurchased	—	—	—	—
Forfeited	(116,000)	(9,000)	1,698	1
Expired	(938,394)	—	2,305	—

Outstanding at March 31, 2005	5,970,000	1,354,000	¥1,690	¥1	5.2	6.2

At March 31, 2003, 2004, and 2005, options exercisable were 1,003,470; 938,394; and 2,164,000, respectively.

The following table details the distribution of stock options at March 31, 2005:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Stock options exercisable	Weighted-average exercise price
¥1,806	2,164,000	¥1,806	4.3	2,164,000	¥1,806
¥1,630	2,188,000	1,630	5.3	—	—
¥1,616	1,618,000	1,616	6.3	—	—

Total	5,970,000	¥1,690	5.2	2,164,000	¥1,806

	Nonvested stock units outstanding			Nonvested stock units exercisable
Exercise prices	Nonvested stock units outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Nonvested stock units exercisable	Weighted-average exercise price
¥1	1,354,000	¥1	6.2	—	¥—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of options granted during the years ended March 31, 2003, 2004 and 2005 was ¥451, ¥516 and ¥459 ($4) per share, respectively, at the grant date. The fair value of nonvested stock units granted during the year ended March 31, 2005 was ¥1,619 ($15) per share at the grant date. Fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	Year ended March 31
	2003	2004	2005
Expected dividend yield	0.99%	0.97%	1.03%
Expected volatility	43.72%	44.58%	43.51%
Risk-free interest rate	0.73%	0.62%	1.21%
Expected lives	7 years	7 years	7 years

Total stock-based compensation expense included in net income for the years ended March 31, 2003, 2004 and 2005 were ¥349 million, ¥928 million and ¥1,870 million ($17 million), respectively.

Subsequent events

On April 22, 2005, the Company approved the issuance of stock acquisition rights, effectively, nonvested stock units plan effective April 25, 2005 in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution passed at the annual general meeting of shareholders held on June 25, 2004. Total number of stock acquisition rights to be issued is 1,486 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 1.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be ¥1 per share. The options vest two years after the date of grant.

On May 27, 2005, the Company approved the issuance of stock acquisition rights, effectively, nonvested stock units plan effective June 3, 2005 in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution passed at the annual general meeting of shareholders held on June 25, 2004. Total number of stock acquisition rights to be issued is 806 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 0.8 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be ¥1 per share. The options vest two years after the date of grant.

The Company will issue additional stock acquisition rights as stock options (shinkabu-yoyaku-ken) as incentives for the directors, executive officers and employees of the Company and its subsidiaries to maintain high levels of performance and to recruit talented human resources. Issuance of stock acquisition rights as stock options (shinkabu-yoyaku-ken) without receipt of consideration in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan was approved at the annual meeting of shareholders held on June 28, 2005. Pursuant to the approval, the Company will introduce the following two additional types of stock option plans, the “Stock Option A plan” and the “Stock Option B plan”. According to the Stock Option A plan, the Company will grant up to 25,000 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 100 shares. The exercise price will be the amount that is equal to 1.05 times the higher of either the average of the daily closing prices of the common stock of the Company in regular trading at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights, or the closing price on the issue date. Under the Stock Option B plan, the Company will grant up to 50,000 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 5 million shares. Each right will allow the holder to acquire 100 shares. The exercise price shall be ¥1 per share.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Current:
Domestic	¥21,570	¥107,989	¥105,044	$980
Foreign	3,949	445	(651)	(6)

	25,519	108,434	104,393	974

Deferred:
Domestic	22,367	10,222	(25,605)	(240)
Foreign	(10,591)	(8,309)	31,315	292

	11,776	1,913	5,710	52

Total	¥37,295	¥110,347	¥110,103	$1,026

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

Effective on April 1, 2004, the standard enterprise tax rate was reduced for the Company and its domestic subsidiaries and a new regime was introduced to create taxes on capital and certain expenses defined in the law. As a result, the normal effective statutory tax rate of the Company and its domestic subsidiaries was approximately 41% for the year ended March 31, 2005. When this legislation was first released in March 2003, it was expected that the domestic effective statutory tax rate effective on April 1, 2004 would be approximately 40%; however, since then the final determination of tax rates was made, and the effective statutory tax rate effective on April 1, 2004 became 41%. The changes in the future effective tax rate decreased existing deferred tax assets, resulting in a corresponding increase in Income tax expense—Deferred by ¥7,935 million for the year ended March 31, 2003, and increased existing deferred tax assets, resulting in a corresponding decrease in Income tax expense—Deferred by ¥1,435 million for the year ended March 31, 2004.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2003	2004	2005
Normal effective statutory tax rate	44.0%	44.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	12.4	2.1	19.9
Non-deductible expenses	6.6	1.3	1.6
Dividends from foreign subsidiaries	2.1	0.5	—
Non-taxable revenue	(6.0)	(1.1)	(2.8)
Tax effect of undistributed earnings of foreign subsidiaries	(7.6)	(3.4)	0.8
Different tax rate applicable to income (loss) of foreign subsidiaries	10.3	(1.6)	3.3
Domestic tax benefit related to loss of foreign subsidiaries	—	—	(9.4)
Effect of revision of future statutory tax rates	15.5	(0.9)	—
Others	1.4	(1.9)	(0.6)

Effective tax rate	78.7%	39.0%	53.8%

The net deferred tax assets of ¥105,901 million and ¥114,010 million ($1,063 million) included in the consolidated balance sheets at March 31, 2004 and 2005, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥13 million and ¥56,610 million ($528 million) included in Other liabilities—Other in the consolidated balance sheets at March 31, 2004 and 2005, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥7,757	¥21,128	$197
Investments in subsidiaries and affiliates	37,948	59,029	551
Valuation of financial instruments	58,707	55,281	516
Accrued pension and severance costs	45,784	53,094	495
Other accrued expenses and provisions	32,916	60,105	560
Operating losses	123,313	157,860	1,472
Others	5,592	6,511	61

Gross deferred tax assets	312,017	413,008	3,852
Less—Valuation allowance	(120,798)	(235,832)	(2,200)

Total deferred tax assets	191,219	177,176	1,652

Deferred tax liabilities
Investments in subsidiaries and affiliates	21,882	27,564	257
Valuation of financial instruments	61,324	45,503	424
Valuation of fixed assets	1,121	44,931	419
Others	1,004	1,778	17

Total deferred tax liabilities	85,331	119,776	1,117

Net deferred tax assets	¥105,888	¥57,400	$535

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets for the years ended March 31, 2003, 2004 and 2005 are shown below:

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005		2005
Balance at beginning of year	¥129,153	¥127,747	¥120,798		$1,127
Net change during the year	(1,406)	(6,949)	115,034	(1)	1,073

Balance at end of year	¥127,747	¥120,798	¥235,832		$2,200

(1)	Includes ¥42,442 million ($396 million) related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S. subsidiaries and the allowance for deferred tax assets previously recorded in certain European subsidiaries. The allowance for deferred tax assets is determined based on a review of future realizable value on certain private equity investments in Europe. Additionally, the allowance for deferred tax assets with respect to tax loss carryforwards and deductible temporary differences in private equity entities acquired, which are ¥71,739 million ($669 million), are also included. If future circumstances permit the recognition of the acquired tax benefit, goodwill or intangible assets of acquired entities will be reduced.

At March 31, 2005, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥95,254 million ($888 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

In the year ended March 31, 2004, the Company determined that it would not repatriate undistributed earnings of its three regional holding companies within the foreseeable future. As a result, ¥8,496 million of previously provided deferred tax liabilities have been reversed. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%.

At March 31, 2005, Nomura has net operating loss carryforwards, for income tax purposes, of ¥500,818 million ($4,671 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥106,042 million ($989 million), which can be carried forward indefinitely, expire as follows: 2006 through 2012—¥205,524 million ($1,917 million), 2013 and thereafter—¥189,252 million ($1,765 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

14. Common stock, legal reserve and retained earnings:

The balance of retained earnings at March 31, 2004 and 2005 includes statutory legal reserves required under the Japanese Commercial Code and Japanese Securities and Exchange Law that restricts the payments of dividends under the Commercial Code to shareholders. At March 31, 2005, ¥1,057,773 million ($9,865 million) of statutory retained earnings of the Company is not subject to this restriction, which was based on the amount recorded in the Company’s statutory books of account maintained in accordance with accounting principles and practices prevailing in Japan. The U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the statutory books of account have no effect on the determination of retained earnings restricted for dividends under the Commercial Code.

Retained earnings include Nomura’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥14,516 million ($135 million) at March 31, 2005.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends on common stock per share were ¥15.0 for the years ended March 31, 2003 and 2004 and ¥20.0 ($0.19) for the years ended March 31, 2005, respectively.

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

Under this repurchase program, the Company repurchased 25 million shares of common stock at a cost of ¥32,914 million ($307 million). In addition, common stock held in treasury includes shares acquired from investors holding shares less than one standard trading unit. Common stock held in treasury also includes 927 thousand shares, or ¥2,106 million ($20 million), held by affiliated companies at March 31, 2005.

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

In September, 2003, the Company sold 4,650 thousand shares of treasury shares at a value of ¥7,967 million by a secondary offering, and also, the Company sold treasury shares by adding-to-holdings requests from investors holding shares less than one standard trading unit.

Subsequent events

The appropriation of retained earnings with respect to the year ended March 31, 2005, which has been incorporated in the accompanying consolidated financial statements, was approved at the meeting of the board of directors held on May 18, 2005, and recorded in the statutory books of account in accordance with the Commercial Code afterward, and reported to shareholders at the annual meeting of shareholders held on June 28, 2005. The board of directors also approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion, (d) the share buyback will run from May 19, 2005, to June 23, 2005. Cumulative data through June 23, 2005 is as follows: (a) aggregate number of shares repurchased: 25 million shares, (b) aggregate value of shares repurchased: ¥33,827 million ($315 million).

In addition, on June 28, 2005, the board of directors also approved a stock repurchase program in the second quarter of the fiscal year ending March 31, 2006 as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion and (d) the share buyback will run from July 1, 2005, to September 16, 2005.

15. Regulatory requirements:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2004 and 2005, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2004 and 2005, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥187,507 million and ¥204,002 million ($1,903 million) and equities with a market value of ¥101,824 million and ¥84,452 million ($788 million), respectively, which were either included in Securities inventory on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission. The subsidiary is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $250,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2004 and 2005, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

Nomura Europe Holdings plc (NEHS) group is regulated under consolidated supervision by the Financial Services Authority in the United Kingdom. Various banking and broker/dealer subsidiaries of the group are regulated on a stand alone basis by their appropriate local regulator. This regulation may impose minimum capital adequacy requirements and limits on exposures to other members of the Company. As at 31st March, 2004 and 2005 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

16. Investments in and transactions with affiliated companies:

Entities comprising a material portion of Nomura’s investments in affiliated companies or having a material impact on Nomura’s financial condition and results of operations include JAFCO Co., Ltd., Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.7% of the outstanding share capital at March 31, 2002 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd. The valuation of Nomura’s investment in JAFCO declined significantly because the Japanese and global capital markets slowed, limiting opportunities for financing activities and raising equity capital through initial public offerings. Nomura recorded impairment losses of ¥21,165 million related to the write-down of its investment in JAFCO for the year ended March 31, 2003, because this loss in value of the investment was an other-than-temporary decline. The loss was included in Non-interest expenses—Other on the accompanying consolidated income statements. At March 31, 2005, Nomura’s ownership of JAFCO was 25.2% and the unamortized balance of equity method goodwill arising from JAFCO was ¥22,188 million ($207 million) at March 31, 2005.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties at a price of ¥11,000 per share. Nomura recognized a pretax gain of ¥3,504 million, due to the offering price exceeding Nomura’s carrying value per share, for the year ended March 31, 2002. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%. The unamortized balance of excess of the cost of the investments in affiliated company over NRI’s equity in the net assets at the dates of acquisition amounted to ¥10,284 million at March 31, 2002.

During the year ended March 31, 2003, Nomura acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd.

In May 2004, Nomura acquired an additional 17.2% equity interest in NRI for ¥81,214 million ($757 million) at quoted market price from Nomura Land and Building Co., Ltd. At March 31, 2005, Nomura’s ownership of NRI was 42.2% and the unamortized balance of equity method goodwill arising from NRI was ¥58,448 million ($545 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB owns a certain Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 17. Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution for cash consideration of ¥102 million. The excess of the cost of the investments in NLB over Nomura’s equity in NLB’s net assets is immaterial.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of real estate properties previously leased to Nomura. As a result, total assets acquired were ¥90,053 million ($840 million) and Advances to affiliated companies relieved were ¥28,500 million ($266 million).

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party for cash consideration of ¥3,382 million ($32 million). At March 31, 2005, Nomura’s ownership of NLB was 37.8% and the unamortized balance of equity method goodwill arising from NLB was ¥3,067 million ($29 million).

A summary of balances and transactions with these affiliated companies, except for the lease transactions with NLB, which are disclosed in Note 17, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Investments in affiliated companies	¥135,168	¥228,975	$2,136
Advances to affiliated companies	72,500	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Revenues	¥3,592	¥2,443	¥1,129	$11
Non-interest expenses	27,242	34,734	28,442	265
Purchase of software and tangible assets	27,946	25,389	34,313	320

Advances to affiliated companies consist mainly of loans to NLB, which amount to ¥72,500 million and nil, at March 31, 2004 and 2005, respectively.

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Carrying amount	¥122,082	¥208,752	$1,947
Market value	269,792	285,311	2,661

Equity in earnings (losses) of the above mentioned and other affiliates amounted to (¥3,013) million, ¥9,479 million and ¥9,081 million ($85 million) for the years ended March 31, 2003, 2004, and 2005, respectively. Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2003, 2004, and 2005 were ¥504 million, ¥790 million and ¥1,665 million ($16 million), respectively.

17. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments at March 31, 2004 and 2005 were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2004	2005	2005
Commitments to extend credit	¥102,508	¥118,391	$1,104
Commitments to invest in partnerships	57,581	74,199	692

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥118,391	¥65,768	¥19,601	¥4,560	¥28,462
Commitments to invest in partnerships	74,199	39,963	18,735	145	15,356

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$1,104	$613	$183	$43	$265
Commitments to invest in partnerships	692	373	175	1	143

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements amounted to ¥25,451 million ($237 million) as of March 31, 2005.

Nomura has commitments to enter into resale and repurchase agreements of ¥2,527 billion and ¥3,538 billion at March 31, 2004 and ¥3,028 billion ($28 billion) and ¥5,450 billion ($51 billion) at March 31, 2005, respectively.

In connection with Gensaki transactions, securities sold under Gensaki agreements but not yet reacquired amounted to ¥25,000 million as of March 31, 2004 and ¥52,000 million ($485 million) as of March 31, 2005, respectively.

In connection with collateralized agreements and financing transactions, commitments to resale and repurchase were ¥176,359 million ($1,645 million) and ¥46,057 million ($430 million) as of March 31, 2005, respectively.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2003, 2004 and 2005 were ¥40,678 million, ¥38,476 million and ¥32,528 million ($303 million), respectively. A substantial portion of such rentals (through July 31, 2004) was paid to NLB, an affiliated company. Also, see Note 16, “Investments in and transactions with affiliated companies”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease deposits and rent paid to NLB were as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2003	2004	2005	2005
Lease deposits	¥52,448	¥49,408	¥6,099	$57
Rent paid during the year	22,203	21,429	8,952	83

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2005:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2005
2006	¥5,406	$50
2007	4,158	39
2008	3,509	33
2009	2,869	27
2010	2,387	22
2011 and thereafter	21,144	197

Total minimum lease payments	39,473	368
Less: Amount representing interest	(5,603)	(52)

Present value of net minimum lease payments	¥33,870	$316

Office buildings, land, equipment and facilities in the consolidated balance sheet includes capital leases in the amount of ¥28,266 million ($264 million) at March 31, 2005.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2005:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2005
2006	¥5,415	$50
2007	4,673	44
2008	4,474	42
2009	4,205	39
2010	3,370	31
2011 and thereafter	8,877	83

Total minimum lease payments	31,014	289
Less: Sublease rental income	(2,400)	(22)

Net minimum lease payments	¥28,614	$267

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility, and tax increases.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingencies—

Claims by UK Tax Authority

At the balance sheet date, one of the European subsidiaries, Nomura International plc (NIP), is subject to a claim by the UK Tax Authorities. This relates to employers national insurance. Reserves have been established against this claim, which Nomura believes to be adequate. However there is a reasonable possibility that additional amounts may be incurred. The management of Nomura believes that the estimated range of the additional possible amount is between ¥0 and ¥10.9 billion ($0.1 billion). This range and the level of reserves are adjusted when there is more information available, or when an event occurs requiring a change to the reserves.

Legal and Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the financial statements.

The legal disputes include the actions described below.

In 1998, one of our European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

NPI and Nomura International plc (NIP) are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding NPI’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB.

The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages against NPI. CSOB is also pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. Nomura believes that all such claims brought against it are without merit and Nomura is vigorously defending them.

Guarantees—

In November 2002, the FASB issued the Interpretation No. 45 (“FIN 45”). FIN 45 specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN 45 definition of guarantees.

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

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2004 and 2005:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2004		2005
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥320,887	¥10,962,532	¥325,711	¥13,013,712	$3,038	$121,374
Standby letters of credit and other guarantees	75	29,424	77	7,919	1	74

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2005:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥325,711	¥13,013,712	¥3,512,987	¥2,537,682	¥3,499,471	¥3,463,572
Standby letters of credit and other guarantees(1)	77	7,919	3,611	960	2,167	1,181

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2005.

	Translation into million of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$3,038	$121,374	$32,764	$23,668	$32,638	$32,304
Standby letters of credit and other guarantees	1	74	34	9	20	11

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Segment information:

Operating segments—

Nomura reports its results in three distinct core segments: Domestic Retail, Global Wholesale, and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•	Investments in the NPF investments are treated as private equity positions for management reporting purposes, as management views these entities not as operating subsidiaries but as investments held for ultimate sale and the realization of capital gains. The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Wholesale. For substantially all of the NPF investments through the years ended March 31, 2003, 2004 and 2005, these investments were not carried at fair value, but were accounted for either as equity method investees or as consolidated subsidiaries under U.S. GAAP. The impact of consolidating these investments, and the impact of deconsolidating these investments, including the elimination impact under U.S. GAAP, is excluded from the segment information and described in the reconciliation table.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments’ results for the years ended March 31, 2003, 2004 and 2005 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	¥(83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	¥(1,047)	¥8,499	¥225,505

Year ended March 31, 2005
Non-interest revenue	¥301,464	¥264,848	¥42,239	¥26,064	¥634,615
Net interest revenue	2,903	61,022	1,283	9,159	74,367

Net revenue	304,367	325,870	43,522	35,223	708,982
Non-interest expenses	223,200	239,502	36,086	22,612	521,400

Income before income taxes	¥81,167	¥86,368	¥7,436	¥12,611	¥187,582

	Translation into millions of U.S. dollars
Year ended March 31, 2005
Non-interest revenue	$2,812	$2,470	$394	$243	$5,919
Net interest revenue	27	569	12	86	694

Net revenue	2,839	3,039	406	329	6,613
Non-interest expenses	2,082	2,233	337	211	4,863

Income before income taxes	$757	$806	$69	$118	$1,750

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Gain/(loss) on undesignated hedging instruments included in Net gain on trading	¥2,065	¥(12,544)	¥(8,650)	$(81)
(Loss)/gain on investment securities	(561)	1,590	7,777	73
Equity in (losses)/earnings of affiliates	(3,842)	8,514	7,271	68
Corporate items	(9,356)	(10,666)	4,519	42
Impairment loss on investment in an affiliated company	(21,165)	—	—	—
Others	(7,846)	21,605	1,694	16

Total	¥(40,705)	¥8,499	¥12,611	$118

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income before income taxes and cumulative effect of accounting change in the consolidated income statements.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Net revenue	¥602,753	¥729,523	¥708,982	$6,612
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(43,017)	54,729	8,364	78
Effect of consolidation/deconsolidation of private equity investee companies	6,538	18,851	81,844	764

Consolidated net revenue	¥566,274	¥803,103	¥799,190	$7,454

Non-interest expenses	¥513,542	¥504,018	¥521,400	$4,862
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	—	—	—	—
Effect of consolidation/deconsolidation of private equity investee companies	5,323	16,409	72,955	682

Consolidated non-interest expenses	¥518,865	¥520,427	¥594,355	$5,544

Income before income taxes	¥89,211	¥225,505	¥187,582	$1,750
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(43,017)	54,729	8,364	78
Effect of consolidation/deconsolidation of private equity investee companies	1,215	2,442	8,889	82

Consolidated income before income taxes and cumulative effect of accounting change	¥47,409	¥282,676	¥204,835	$1,910

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

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2005	2005
Net revenue:
Americas	¥58,019	¥56,514	¥65,026	$606
Europe	47,872	57,751	48,557	453
Asia and Oceania	8,902	14,814	17,275	161

Sub-total	114,793	129,079	130,858	1,220
Japan	451,481	674,024	668,332	6,234

Consolidated	¥566,274	¥803,103	¥799,190	$7,454

Income (loss) before income taxes and cumulative effect of accounting change:
Americas	¥14,851	¥1,015	¥2,505	$23
Europe	(34,314)	(13,162)	(42,103)	(393)
Asia and Oceania	(10,026)	(5,809)	(4,281)	(40)

Sub-total	(29,489)	(17,956)	(43,879)	(410)
Japan	76,898	300,632	248,714	2,320

Consolidated	¥47,409	¥282,676	¥204,835	$1,910

	March 31
	2003	2004	2005	2005
Long-lived assets:
Americas	¥9,938	¥5,493	¥8,020	$75
Europe	38,451	41,042	46,487	433
Asia and Oceania	1,630	2,197	4,373	41

Sub-total	50,019	48,732	58,880	549
Japan	145,134	156,951	825,812	7,702

Consolidated	¥195,153	¥205,683	¥884,692	$8,251

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2003, 2004 and 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ NOBUYUKI KOGA
	Name:	Nobuyuki Koga
	Title:	President and Chief Executive Officer

Date: June 28, 2005

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

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 27, 2003) (*)

8.1	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2004)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

(*)	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 26, 2003, in the form of this exhibit.