Form 20-F
period 2006-03-31
NOMURA HOLDINGS INC
filed 2006-06-29
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report

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

As of March 31, 2006, 1,904,864,196 shares of Common Stock were outstanding, including 83,969,499 shares represented by 83,969,499 American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As used in this annual report, references to “Nomura” are to The Nomura Securities Co., Ltd. when the references relate to the period prior to, and including, September 30, 2001 and to Nomura Holdings, Inc. when the references relate to the period after, and including, October 1, 2001. See “History and Development of the Company” under Item 4.A of this annual report. Also, as used in this annual report, references to “we”, “our” and “us” are to Nomura and, except as the context otherwise requires, its subsidiaries.

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

Amounts shown in this annual report have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following selected financial data as of March 31, 2002, 2003, 2004, 2005 and 2006 and for the years ended March 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our consolidated financial statements included in this annual report and the annual reports for the years ended March 31, 2002, 2003, 2004 and 2005. These financial statements were prepared in accordance with U.S. GAAP.

You should read the following selected financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” of this annual report and our consolidated financial statements included in this annual report.

	Year Ended March 31
	2002	2003	2004	2005	2006	2006(5)
	(in millions, except per share data)
Income statement data:
Revenue	¥1,825,399	¥807,651	¥1,045,936	¥1,126,237	¥1,792,840	$15,261
Interest expense	504,048	241,377	242,833	327,047	647,190	5,509

Net revenue	1,321,351	566,274	803,103	799,190	1,145,650	9,752
Non-interest expenses	1,148,379	518,865	520,427	594,355	700,050	5,959

Income from continuing operations before income taxes and cumulative effect of accounting change	172,972	47,409	282,676	204,835	445,600	3,793
Income tax expense	4,926	37,295	110,347	110,103	188,972	1,609

Income from continuing operations before cumulative effect of accounting change	168,046	10,114	172,329	94,732	256,628	2,184
Gain on discontinued operations(1)	—	—	—	—	47,700	406
Cumulative effect of accounting change	—	109,799	—	—	—	—

Net income	¥168,046	¥119,913	¥172,329	¥94,732	¥304,328	$2,590

Balance sheet data (period end):
Total assets	¥17,758,273	¥21,169,446	¥29,752,966	¥34,488,853	¥35,026,035	$298,145
Shareholders’ equity	1,604,929	1,642,328	1,785,688	1,868,429	2,063,327	17,563
Common stock	182,800	182,800	182,800	182,800	182,800	1,556

Per share data:
Income from continuing operations before cumulative effect of accounting change—basic	¥85.57	¥5.17	¥88.82	¥48.80	¥134.10	$1.14
Net income—basic	85.57	61.26	88.82	48.80	159.02	1.35
Income from continuing operations before cumulative effect of accounting change—diluted	85.32	5.17	88.82	48.77	133.89	1.14
Net income—diluted	85.32	61.26	88.82	48.77	158.78	1.35
Shareholders’ equity(2)	816.48	846.40	919.67	962.48	1,083.19	9.22
Cash dividends(2)	15.00	15.00	15.00	20.00	48.00	0.41
Weighted average number of shares outstanding(3) (in thousands)	1,963,881	1,957,316	1,940,116	1,941,401	1,913,759

Return on equity(4):	11.1%	7.4%	10.1%	5.2%	15.5%

Notes:

(1)	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from the operations that were reclassified to discontinued operations during the current period are separately reported, and such amounts of the previous year were not significant.
(2)	Calculated using the number of shares outstanding at year end.
(3)	The number shown is used to calculate basic earnings per common share.
(4)	Calculation method: Net income divided by average Shareholders’ equity.
(5)	Calculated using the yen-dollar exchange rate of $1.00 = ¥117.48, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. The rate we used for the translations was ¥117.48 equal to $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Year ended March 31,	High	Low	Average*	Year end
2002	¥134.77	¥115.89	¥125.64	¥132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48

Calendar year 2005	High	Low
December	120.93	115.78

Calendar year 2006	High	Low
January	117.55	113.96
February	118.95	115.82
March	119.07	115.89
April	118.66	113.79
May	113.46	110.07
June (through June 28)	116.42	111.66

*	Average rate represents the average of rates available on the last day of each month during the period.

The noon buying rate for Japanese yen on June 28, 2006 was $1.00 = ¥116.42

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cashflow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

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

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

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

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income and equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets, credited loans and real estate. Fluctuations of the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. The uptrend of Japanese market interest rates and their volatility were caused by a monetary policy change by the Bank of Japan in March 2006. This could result in losses due to the decline in value of the bonds we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the terrorist attacks on September 11, 2001, or the Russian economic crisis in 1998. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. We may incur significant losses from these positions.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of specific assets can enhance our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of the rise of our own credit risk. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the general prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. This additional risk premium, commonly known as “Japan premium”, may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources—particularly in connection with our operations in Europe and the United States.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the terrorist attacks on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions, bankruptcy, and criminal prosecution with respect to the issuers of our trading and investment assets.

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

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	decline of prices of securities issued by third parties, or

•	executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

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

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with online securities companies in Japan is intensifying

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in online securities brokerage, are offering securities brokerage services at low commission rates. We may continue to experience pricing pressures in the future.

Competition with securities companies affiliated with Japanese commercial banks is increasing

In recent years, securities companies affiliated with Japanese commercial banks have been increasing their market shares in the underwriting business, thereby reducing our share. Some of these securities companies have been successful in capturing the lead underwriter’s position in major corporate bond offerings.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services, particularly M&A advisory services.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks has been increasing. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported as possible. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose market share as these large, consolidated firms expand their business.

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

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk. If such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention in our business by the authorities, or reputation damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to the securities exchanges,

•	suffering damages due to suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd., or,

•	suffering damages as a result of the destruction of our facilities or systems due to large-scale disasters or acts of terrorism.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputation harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

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

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

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

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by a party such as an employee, Director or Executive Officer, including transactions in excess of authorized limits, acceptance of risks that exceeds our limits, or concealment of unauthorized or unsuccessful activities may adversely affect our business. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputation or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. Reportedly, in recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Law Concerning Protection of Personal Information, rules, regulations and guidelines relating thereto. The provisions of this law applicable to us became effective on April 1, 2005.

Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any tarnishment of our reputation caused by such unauthorized disclosure could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We may not be able to realize gains we expect on our private equity investments

As discussed in “Private Equity Business” under Item 5.A. of this annual report, we restructured our European private equity business in 2002. Following the restructuring, the investments that were formerly possessed by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees. Under the legal agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no representation in the board of directors of any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interest between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma investments are in the residential real estate, consumer finance, retail and business process outsourcing sectors, and thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the residential real estate sectors in the UK and Germany, given the large amount of investment in these sectors. Furthermore, given the large and illiquid nature of the

Terra Firma investments, TFCPL, who manage these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in “Private Equity Investments” under Item 5.A. of this annual report. The investments of this business are mainly in the manufacturing and theme park sectors in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

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

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates, the shifts in cash flow or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

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

Under Japan’s unit share system, holders of our shares constituting less than one unit are subject to significant transfer, voting and other restrictions

Pursuant to the Corporation Law of Japan relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 100 shares of our stock constitute one “unit”. The Corporation Law imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other right relating to voting. The transferability of shares constituting less than one unit is significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. Also, holders of shares constituting less than a unit may request us to the effect that we sell shares which become a full unit of shares, together with the less than a unit shares owned by the registered shareholders. However, holders of ADSs are unable to withdraw underlying shares representing less than one unit. Therefore, as a practical matter, they cannot require us to purchase these underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit may not have access to the Japanese markets to sell their shares through the withdrawal mechanism.

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

Rights of shareholders under Japanese law may be more limited than under the laws of jurisdictions within the United States

Our Articles of Incorporation, our Regulations of the Board of Directors and the Japanese Corporation Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

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

The address of Nomura’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: 81-3-5255-1000.

B. Business Overview.

Overview

We are the leading securities and investment banking firm in Japan and have worldwide operations. Nomura is a holding company. As of March 31, 2006, we operated offices in more than 20 countries and regions including Japan, the United States, the United Kingdom, Singapore and Hong Kong through our subsidiaries.

Our customers include individuals, corporations, financial institutions, governments and governmental agencies.

Our businesses consist of the following five business segments:

•	Domestic Retail—principally investment consultation services to retail customers;

•	Global Markets—principally fixed income and equity trading and asset finance businesses in and outside Japan;

•	Global Investment Banking—principally M&A advisory and corporate financing businesses in and outside Japan;

•	Global Merchant Banking—principally private equity investments in and outside Japan; and

•	Asset Management—principally development and management of investment trusts, and investment advisory services.

For a discussion on revenues by category of activity and geographic market, see “Operating Results” under Item 5.A of this annual report.

Our Business Strategy

Our Corporate Goals and Principles

We are committed to a management vision of firmly establishing itself as a globally competitive Japanese financial services group. We have also set a management target of achieving an average consolidated return on equity (ROE) of 10-15% over the medium to long term.

In pursuit of this vision, we seek to enlarge the scope of our business without being confined within the traditional bounds of the securities industry while always paying due attention to feedback from our clients. Our goal is thus to transform ourselves into a financial group that provides quality services for all investment needs. We intend to bolster our profitability and diversify our sources of revenue to establish a solid revenue base.

By taking further steps to enhance the responsibilities and powers of each business division, we seek to enhance their level of specialization and expand their scope of business while increasing collaboration. These moves will serve to maximize our overall business potential.

Our Current Challenges

Current Business Environment. The business environment in which we operate is undergoing various important changes. With the Japanese economy on the way to recovery, and as the global economy continues to expand, the flow of money into the stock market is expected to continue, fueled by growing asset management needs. Japan’s social structure is being transformed as baby boomers retire en masse; the legal system is being overhauled; deregulation is advancing. Meanwhile, business opportunities for the financial services sector as a whole are growing as personal financial assets grow, the shift from savings to investment accelerates, and companies adopt more aggressive financial strategies. However, the business environment is unpredictable as competition is intensifying.

Amidst this climate of change, we believe, it is vital to expand our business by building on our greatest asset, our customer base, while responding flexibly to changes without straying from our core commitment of seeing eye to eye with our clients.

Management Challenges and Strategies. The greatest management challenges facing our group are maintaining our growth trend and implementing our management vision. To that end, we reformed our operational structure in April 2006. First, the number of the holding company’s executive officers was reduced to eleven, their sole concern being defined as the development of our group as a whole. Meanwhile, the responsibilities and powers of the business divisions were enhanced through the appointment of business division CEOs. And to underline our determination to expand the scope of our business, the word “Securities” was removed from the name of our group in Japanese: it is now simply “Nomura Group” as in English. Having adopted this new organizational framework, we now stand ready to expand and grow our existing business divisions, create new businesses, and rebuild our business overseas.

Expansion and Growth of Existing Business Divisions. Having appointed business division CEOs and taken other steps to enhance the responsibilities and powers of our individual business divisions, we intend to further develop the business of each. The strategies being pursued to that end in each business division are as follows:

In Domestic Retail, we seek to expand our client base by encouraging a shift of personal financial assets from savings to the securities market. With that in mind, we are pursuing a “Core Value Formation” strategy, which involves promptly offering products and services focusing on the core values that each client considers most important. We are also continuing our efforts to educate people about investing with the goal of attracting more players into the securities market.

In Global Markets, which comprises Global Fixed Income, Global Equity, and Asset Finance, we seek to expand revenues by furnishing customers with high-value-added solutions. Specifically, we provide liquidity for financial products such as interest rates, foreign exchange, credit, and equity, as well as for real-estate-related products; and we will harness such financial techniques as securitization and derivatives.

In Global Investment Banking, we seek to expand our M&A advisory and corporate finance businesses by providing high-value-added solutions tailored to each client’s individual strategy. We also seek to harness our domestic and international networks to establish a strong presence in Asia and further expand our business globally.

In Global Merchant Banking, we seek to maximize returns on investment by tapping our own capital for investing in companies and, while fostering coordination with other business divisions, by seeking to increase the corporate value of companies in which we invest.

In Asset Management, we have put in place an organizational framework that, through centralization and strengthening of research capabilities, we believe is capable of increasing the value of customer assets over the medium to long term. By diversifying the range of products we offer and expanding our investment trust sales channels, we seek to increase the amount of assets under our management and expand our revenue base. In the field of defined contribution pension plans, we seek to expand our client base by offering an integrated package of services embracing everything from support with adopting plans to provision of individual products.

New Businesses. Already over the past few years we have taken tentative steps to create new businesses. We have moved into the real estate field and begun handling real estate loans; launched an on-line securities company and entered the trust and banking agency businesses. We intend to build on this momentum. Meanwhile we expect to see our existing businesses develop in new directions as we overhaul, expand, and grow them -- by, for example, reforming our commission structure, accelerating the opening of new branches, and expanding sales channels through partnerships in the securities brokerage field.

International Business. Internationally, we do not intend to pursue an identical business strategy in all regions; instead, we seek to develop different strategies tailored to different regions. In Asia, we will conduct business in line with local business practices. In Europe, we seek to strengthen our revenue basis. In the United States, we are increasing our focus on our core businesses.

Domestic Retail

In Domestic Retail, we conduct business activities mainly for individuals and corporations in Japan through a network of 134 branches nationwide as of the end of March 2006. We offer investment consultation service and maintenance services to meet the medium- to long-term needs of our customers. The aggregate market value of our domestic client assets was ¥80.5 trillion as of the end of March 2006. We discuss domestic client assets in “Operating Results” under Item 5.A of this annual report.

In order to execute our business strategy described above in “Our Current Challenges,” we employ various methods to deliver our services to our clients. These include face-to-face meetings with our staff, either in our branch offices or by visiting our customers, and communications through Nomura Home Trade, an Internet-based trading service or our call center. In December 2003, we launched the “Hotto Direct” Department to meet the needs of asset builders by providing Internet and telephone services in order to strengthen our service structure for individual investors, who consist primarily of salaried employees of Japanese companies.

We capitalize on the linkages among Domestic Retail, Global Markets, Global Investment Banking, and Asset Management to offer to our customers various financial instruments such as stocks, bonds, investment trusts and variable annuity insurance products, for the short, medium, and long terms, with different risk levels. We seek to provide information “that can only come from Nomura” to customers through various media such as our investor reports, direct mailing and internet-based trading services (Nomura Home Trade).

Global Markets

We facilitate customer transactions and trade for our own account by market-making and trading fixed income and equity securities, including related derivatives, in Japan and overseas.

Global Markets is composed of Global Fixed Income, Global Equity, and Asset Finance. As financial products become increasingly diversified across various asset types, we are implementing a trading system better suited to hybrid products with both debt and equity characteristics, such as convertible bonds and preferred stocks. Also, we are trying to strengthen our position in domestic credit markets, and have been improving our capability to offer market-based credit products such as domestic securitization instruments. Furthermore we are expanding our asset finance business, primarily in the real estate market.

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

Global Equity. Our equity sales, trading and market-making activities cover domestic and foreign equity and equity-related products such as convertible debt, warrants, equity index products, equity swaps, options and other structured products. We also deal with large block orders or basket transactions utilizing our execution and distribution capabilities. We are members of major stock exchanges around the world. In addition, we deal in stock borrowing and stock loan transactions in supporting our domestic and international trading, asset management and custody services.

Asset Finance. As of April 2005, we separated Asset Finance as a new business line under Global Markets. Asset Finance provides clients, various solutions towards the arrangement of financings instruments for real estate, and Japanese Real Estate Investment Trusts in Japan.

Global Investment Banking

We provide a broad range of investment banking services, including underwriting and financial advisory.

Underwriting. We manage and participate in the underwriting of offerings of debt, equity and other securities in Japan and other major financial markets. We also arrange private placements and engage in other capital raising activities. We are one of the leading equity and fixed income securities underwriters in Japan. We are also one of the leading underwriters of international fixed income products issued by supranationals, governments, government agencies and corporate issuers around the world.

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

Global Merchant Banking

We have a growing private equity business in Japan, which we operate through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception in July 2000, NPF’s main focus has been targeting investment opportunities for capital appreciation that will offer attractive returns to us and which will also help contribute to the revitalization of the Japanese economy. Since its inception, NPF has made 17 investments for an aggregate value of ¥ 118,347 million and has successfully exited from seven investments (including partial sales). Given the attraction of private equity opportunities in Japan as the economy improves and the speed of corporate restructuring increases, NPF’s investment portfolio is set to increase.

In Europe, our private equity investments are managed by Terra Firma, an independent asset management group. Terra Firma was established following the reorganization in March 2002 of our UK principal finance business, and is operated by former Nomura employees. For a further description of our private equity business, see “Private Equity Business” under Item 5.A of this annual report.

We also actively invest in venture companies in Japan, Europe and US, focusing mainly on biotechnology, IT technology and health care businesses, some of which have been already taken public through IPOs.

Asset Management

In Asset Management, we conduct asset management business and defined contribution pension plan business.

Asset Management Business

We conduct our asset management business, which consists of development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co., Ltd., the largest asset management company in Japan, in terms of assets under management in investment trusts. Nomura Asset Management Co., Ltd. manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through our network of Domestic Retail as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post. Investment trusts are also offered as instruments in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

In addition to Nomura Asset Management Co., Ltd., we also conduct our asset management business through our subsidiaries that engage in asset management business, including Nomura Corporate Research and Asset Management Inc., (NCRAM), which mainly manages high yield bonds and high yield loans in the United States, Nomura BlackRock Asset Management Co., Ltd., which mainly manages US Dollar denominated bonds in Japan, Nomura Funds Research and Technologies Co., Ltd. in Japan, MAINTRUST KAG mbH in Germany, and Nomura Funds Research and Technologies America, Inc. in the United States. In January 2006, Nomura Bank (Luxembourg) S.A., which is mainly engaged in fund administration and custody business, was integrated into Asset Management.

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

Our Research Activities

We provide fundamental research on the macro economies of different countries, international capital flows, financial markets, industries and companies. Furthermore, our advanced financial engineering units provide quantitative research.

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

Since stock brokerage commission rates were deregulated in October 1999, competition in the domestic stock brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, are offering securities brokerage services at low commission rates. We have restructured our stock brokerage services to offer lower commissions, but seek to compete against these companies not only on the basis of commission rates, but by offering high-value added services such as our research, consultation and trading execution. We continue to enhance our on-line trading capabilities through boosting user-friendliness to meet the various demands of our customer. In May 2006 we launched an on-line securities company to maintain our group’s competitiveness by offering retail clients brokerage services through internet. As for the underwriting business, some on-line securities companies have recently begun offering dramatically reduced commission rates in order to gain market share. We continue to monitor these trends carefully.

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

The “Law to Amend Part of the Securities and Exchange Law, Etc.” (the “Amendment Law”) of Japan, which replaces the Securities and Exchange Law with a new Financial Instruments and Exchange Law, was promulgated on June 14, 2006. The Amendment Law will come into force as of the day to be specified by a Cabinet Order that shall fall within one year and six months from the date of promulgation thereof, in principle. The Financial Instruments and Exchange Law will widely regulate the products and services that have been regulated by laws and ordinances other than the Securities and Exchange Law or have not been subjected to any regulation by laws and ordinances, as “financial instruments” and “financial instruments trading business” anew, whereby further strengthening investor protection. Additionally, the Financial Instruments and Exchange Law will provide for stiffer penalties for misrepresentation in disclosure documents and unfair trading, improvement of TOB systems, improvement of systems of reports on large shareholders and improvement of corporate information disclosure systems, including obligatory quarterly report systems and obligatory submission of confirmation letters concerning the descriptions in securities reports, among other things.

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

The Financial Services Agency established “the Guideline for Financial Conglomerate Supervision” in June, 2005. Financial conglomerates, defined as holding company of financial institutions and its group companies, must maintain the amount of consolidated capital not smaller than required capital. General Principles of Supervising Securities Companies, established in July 2005, requires international securities group to report consolidated capital adequacy ratio to the Financial Services Agency semi-annually and whenever if the ratio falls below 120%.

We started monitoring the consolidated capital adequacy ratio of Nomura Holdings, Inc. according to the above guideline and principle from April 2005. We have been in compliance with these requirements, and believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

Overseas

In the United States, Nomura Securities International, Inc. is a registered broker-dealer, registered futures commission merchant and is licensed to transact on the New York Stock Exchange. As such, Nomura Securities International, Inc. is subject to the minimum net capital requirements of the United States Securities and Exchange Commission, the New York Stock Exchange and the Commodity Futures Trading Commission. These requirements specify minimum levels of capital that U.S. broker-dealers are required to maintain and limit the amount of leverage that such broker-dealers may use in their businesses. As a primary dealer of United States government securities, Nomura Securities International, Inc. is also subject to the capital adequacy requirements under the Government Securities Act of 1986.

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

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Principal Finance Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	51
Nomura Pension Support & Service Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Joinvest Securities Co., Ltd.	Japan	100
Nomura Holding America Inc.	United States	100
Nomura Securities International, Inc.	United States	100
Nomura Corporate Research and Asset Management Inc.	United States	100
Nomura Asset Capital Corporation	United States	100
The Capital Company of America, LLC	United States	100
Nomura Derivative Products, Inc.	United States	100
Nomura Global Financial Products, Inc.	United States	100
Nomura Securities (Bermuda) Ltd.	Bermuda	100
Nomura Europe Holdings plc	United Kingdom	100
Nomura International plc	United Kingdom	100
Nomura Bank International plc	United Kingdom	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Italia S.I.M. p.A.	Italy	100
Nomura Funding Facility Corporation Limited	Ireland	100
Nomura Global Funding plc	United Kingdom	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	United Kingdom	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura Investment Banking (Middle East) B.S.C. (c)	Bahrain	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Malaysia Sdn. Bhd.	Malaysia	100
Nomura Australia Limited	Australia	100
PT Nomura Indonesia	Indonesia	94

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2006, our principal head office is located in Tokyo, Japan and occupies 974,976 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 131,150 square feet, our Nagoya branch office, which occupies 77,338 square feet, and the head office of Nomura Asset Management in Tokyo, which occupies 160,773 square feet. We lease certain other office space in Japan. Nomura Land and Building Co., Ltd., which is accounted for under the equity method of accounting in our consolidated financial statements, is the lessor of certain leased office space in Japan, including part of our Tokyo headquarters.

As of March 31, 2006, our major offices outside Japan are the London head office of Nomura International, which occupies 382,227 square feet, and the New York head office of Nomura Securities International, which occupies 249,514 square feet. We own the land and building for the London head office of Nomura International. We lease most of our other overseas office space.

As of March 31, 2006, the aggregate book value of the land and buildings we owned was ¥168 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥53 billion. These amounts include the aggregate book value of the land and buildings private equity entities owned of ¥25 billion, and the aggregate book value of equipment private equity entities owned of ¥14 billion. We lease other equipment we use in our operations.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2006 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

The Japanese economy came to a standstill around the middle of 2004, primarily owing to inventory adjustments in the IT/digital sectors. However, capital expenditure regained momentum in 2005, and the IT/digital sectors recovered in the second half of the year as inventory adjustments came to an end. The Japanese economy moved out of its lull, and has been increasing in strength ever since. During this time, the United States, Chinese, and other overseas economies generally remained healthy, and this provided a tailwind for Japan’s economy.

Corporate earnings have expanded steadily since the fiscal year ended March 2003, and this trend was maintained in the year ended March 2006, which looks likely to be the fourth straight year of growth in corporate earnings. Overall growth was driven by another year of strength for materials and other sectors sensitive to commodity prices, but there were also strong performances in processing sectors such as automobiles and machinery, as well as in the financials sector.

The stock market traded in a narrow range for more than a year from spring 2004, but then rallied strongly from August 2005. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, stood at 1,182.18 at the end of March 2005, little changed from 1,179.23 at the end of March 2004, but by the end of March 2006 the TOPIX had risen 46%, to 1,728.16. Similarly, the Nikkei Stock Average came to 11,668.95 at the end of March 2005, slightly down from 11,715.39 at the end of March 2004, but had climbed 46% by the end of March 2006, to 17,059.66.

Yields on newly issued 10-year Japanese Government bonds declined moderately from around the middle of 2004, when Japan’s economy entered a flat period, up to the middle of 2005. From mid-2005 until the start of 2006, yields increased modestly as the economy moved out of its soft patch, but remained for the most part in a range of 1.2–1.6%. However, in March 2006 the Bank of Japan announced the end of its policy of quantitative easing, causing yields to start rising faster and to break out of the range, briefly reaching 2% in April 2006.

Between the autumn and the end of 2004, the U.S. dollar slumped to around ¥102 against the Japanese yen and around US$1.36 against the euro on expectations of a revaluation in the renminbi. However, in 2005, the dollar rebounded on expectations of an expanding interest rate spread between the United States and Japan and the United States and Europe, owing to forecasts that the strong United States economy would prompt further rate hikes, that quantitative easing was likely to remain in place for the time being in Japan, and that interest rates would be on hold in Europe. By autumn 2005, the dollar was trading at around ¥121, and the euro at around US$1.17. In December 2005, the European Central Bank (ECB) lifted interest rates, and expectations started to mount that quantitative easing would soon end in Japan, causing the dollar to fluctuate. In March 2006, the ECB announced a further rate hike, and the Bank of Japan ended its policy of quantitative easing. At the same time, speculation about an end to the current round of interest rate hikes in the United States began to increase, and the dollar fell sharply in April as a result.

Overseas

The economies of the world’s leading industrialized nations lost some momentum in manufacturing sectors from the middle of 2004, as inventories were worked down in IT-related sectors. Overall, however, the economies remained strong up to spring 2006. International commodity prices maintained their upward momentum through spring 2006, after trending upward through 2004 and 2005, albeit with volatility along the way. A cycle of interest rate hikes started in the United States in June 2004, with the latest hike coming in May 2006, and in Europe interest rates began rising from December 2005. The Chinese authorities continue to take measures aimed at cooling an overheating economy.

The U.S. economy experienced healthy real GDP growth of 2.7% in 2003, 4.2% in 2004, and 3.5% in 2005. The U.S. economy in 2004 was bolstered by growth in capital expenditure by companies taking advantage of tax breaks on investment, and also by strong exports. This trend weakened only mildly into 2005, and consumer spending was also robust, underpinned by improving employment conditions and the continuing housing boom. The expansion slowed substantially in the fourth quarter as spending on motor vehicles was restrained following a surge in summer. However, the economy rebounded strongly in the first quarter of 2006.

The Federal Reserve Board started to raise interest rates in June 2004. In the two-year period through May 2006, the Federal Open Market Committee, or FOMC, hiked the Federal funds rate to 5%, from 1%. Despite the rate hikes, the 10-year yield on U.S. Treasuries remained steady up to 2005, at around 4.0–4.6%. However, the uptrend strengthened from March 2006, and since May the yield has been moving above the 5% mark. The Dow Jones Industrial Average, or DJIA, moved within the 9,800–11,000 point range from 2004 to 2005, as the cycle of interest rate hikes got under way. Moving into 2006, the DJIA broke through the 11,000 mark as speculation mounted that the cycle of interest rate hikes was nearing its end. However, the view that rates will continue to climb remains deep-rooted, making the market volatile.

The European economies have expanded at a more measured pace than the U.S. and Japanese economies. The ECB lifted its benchmark interest rate by 0.25 percentage point in December 2005, and by a further 0.25 percentage point in March 2006, bringing the rate to 2.5%. Despite some corrections along the way, European share prices generally trended upward from autumn 2004 to April 2006, before a slightly larger correction in May 2006.

After a very strong performance in 2004, Asian economies other than Japan grew at a slightly slower pace in 2005, but were nonetheless strong. The Chinese government further tightened its monetary policy to guard against the continued threat of an overheating economy. Meanwhile, the Indian economy eclipsed the growth attained in 2004.

Executive Summary

During the fiscal year under review, the Japanese economy remained at a standstill until the summer of 2005, but the mood of recovery gradually strengthened in the latter half of the year. The scope of the recovery also widened as capital investment and employment began expanding among companies that had regained profitability thanks to restructuring. The stock market broke out of its narrow trading range in August and started climbing dramatically, fueled by expectations that the Japanese economy had finally emerged from deflation. For some time into the New Year, stock prices fluctuated considerably, but then, at the end of March, the Tokyo Stock Price Index (TOPIX) reached its highest level in approximately six years. Japan’s corporate revival was duly acknowledged on the market as stock prices rose in a broad range of industries. With the renewed appetite for capital investment, the amount of funds raised by listed companies through the issue of stocks and bonds on domestic and overseas capital markets reached high levels. In this environment, we were able to expand our business by offering our customers a variety of creative financial solutions or investment opportunities through the capital markets and by diversifying our revenue sources. As a result, income from continuing operations before income taxes increased by 118% from ¥ 204.8 billion for the year ended March 31, 2005 to ¥445.6 billion for the year ended March 31, 2006. Net income increased by 221% from ¥94.7 billion for the year ended March 31, 2005 to ¥304.3 billion for the year ended March 31, 2006. Our return on equity (ROE) increased to 15.5% for the year ended March 31, 2006 from 5.2% for the year ended March 31, 2005.

In Domestic Retail, net revenue for the year ended March 31, 2006 was ¥446.5 billion, up 47% from the previous year, and income before income taxes was ¥197.2 billion, up 143% from the previous year, as we responded to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. We also enhanced our consultation abilities by adding staff education and training programs as well as increasing the capacity of our call centers, and we developed and introduced new products with a client-focused approach. Domestic client assets in Domestic Retail (including regional financial institutions) and Financial Management Division have continued to grow after reaching ¥80.5 trillion, the highest figure ever, as of March 31, 2006.

In Global Markets, net revenue for the year ended March 31, 2006 was ¥371.1 billion, up 53% from the previous year, and income before income taxes was ¥157.7 billion, up 162% from the previous year. Fixed Income revenue grew as a result of firm client order flow, strong derivative trading underpinned by a positive turnaround in the market environment, and contributions from the asset finance business. In Equity, active stock markets led to a recovery in order flow from domestic and foreign institutional investors, while block trades, multiple private offerings and trading gains in equity derivatives pushed up overall net revenue.

In Global Investment Banking, net revenue for the year ended March 31, 2006 was ¥99.7 billion, up 32% from the previous year, and income before income taxes was ¥51.5 billion, up 76% from the previous year. Equity underwriting fees increased as we served as lead manager for large public offerings and M&A/Financial advisory fees increased as we acted as financial advisor for a number of large deals. In international deals, we acted as lead manager for deals for a number of Asia’s representative companies.

In Global Merchant Banking, net revenue for the year ended March 31, 2006 was ¥68.2 billion, up 830% from the previous year, and income before income taxes was ¥55.4 billion. This was the result of large contributions from Nomura Principal Finance’s sale of its stake in Millennium Retailing, Inc., and the partial sale of Wanbishi Archives and other investee companies. We actively invested in start-ups in Japan, Europe, and the United States, primarily in the growth sectors of biotechnology, technology, and health care, and recovered some of our investments through IPOs.

In Asset Management, net revenue for the year ended March 31, 2006 was ¥65.8 billion, up 34% from the previous year, and income before income taxes was ¥20.6 billion, up 106% from the previous year. In Japan, the investment trust market has undergone a full-fledged recovery, as evidenced by the fact that assets under management in stock investment trusts are approaching a record level. We expanded our product lineup to meet clients’ increasingly diverse asset management needs. The assets under management of Nomura Asset Management reached ¥21.4 trillion and the total assets under management in Asset Management amounted to ¥25.8 trillion as of March 31, 2006.

Over the past five years, we have increased the size of our balance sheet, while ensuring high liquidity and maintaining sufficient equity capital. The primary drivers of the increase in the balance sheet are the growth of trading activities, mainly highly liquid government bonds, notes and bills. This growth has been mainly funded through secured financing, long-term debt, and equity. Total equity capital increased by ¥458.4billion from ¥1,604.9 billion as of March 31, 2002 to ¥2,063.3 billion as of March 31, 2006. We monitor the size, composition and growth of our balance sheet, diversify funding sources, and review equity capital base, its allocation and business mix to ensure it delivers return on equity commensurate to risk profile, the market circumstances, and our peer group. Liquidity is of critical importance, and we have created a robust set of liquidity policies to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of assets.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated.

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues:
Commissions	¥210,216	¥221,963	¥356,325	$3,033
Fees from investment banking	86,994	92,322	108,819	926
Asset management and portfolio service fees	66,193	78,452	102,667	874
Net gain on trading	229,042	201,686	304,223	2,590
Gain on private equity investments	13,138	7,744	12,328	105
Gain on investments in equity securities	55,888	15,314	67,702	576
Private equity entities product sales(1)	17,640	75,061	88,210	751
Other	23,565	32,316	58,753	500

Total Non-interest revenues	¥702,676	¥724,858	¥1,099,027	$9,355
Net interest revenue	100,427	74,332	46,623	397

Net revenue	803,103	799,190	1,145,650	9,752
Non-interest expenses	520,427	594,355	700,050	5,959

Income from continuing operations before income taxes	282,676	204,835	445,600	3,793
Income tax expense	110,347	110,103	188,972	1,609

Income from continuing operations	¥172,329	¥94,732	¥256,628	$2,184

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in 2006)	—	—	99,413	846
Income tax expense	—	—	51,713	440

Gain on discontinued operations	—	—	47,700	406

Net income	¥172,329	¥94,732	¥304,328	$2,590

Return on equity	10.1%	5.2%	15.5%

(1)	See “Private Equity Business” below.

Net revenue increased by 43% from ¥799,190 million for the year ended March 31, 2005 to ¥1,145,650 million for the year ended March 31, 2006. Commissions increased by 61% as Domestic Retail increased offerings of their products and services to take advantage of increased demand. Asset management and portfolio service fees also increased by 31% due primarily to the growth in the net assets of stock investment trusts. Net gain on trading increased by 51% from the previous year, due primarily to the strong performance of the stock market. Gain on private equity investments increased by 59% from the previous financial year, due to realized and unrealized gains. Gain on investments in equity securities increased by 342% from the previous financial year, reflecting a strong Japanese stock market in the year.

Net revenue decreased by 0.5% from ¥803,103 million for the year ended March 31, 2004 to ¥799,190 million for the year ended March 31, 2005. Commissions increased by 6% as Domestic Retail increased offerings of their products and services to take advantage of increased demand. Asset management and portfolio service fees also increased by 19% due primarily to the growth in the net assets of stock investment trusts. Private equity entities product sales increased by 326%, due primarily to the effect of consolidation of certain investments in our private equity business. These increases were offset by lower net gains from trading, a decrease in gain on private equity investments and a decrease in the valuation of our investments in equity securities. Net gain from equity trading increased by 2% from the previous year, given the steady performance of the stock market. Net gain from fixed income and other trading decreased by 21% reflecting the decrease in the placements and sales of foreign bonds. Gain on private equity investments decreased by 41% from the previous financial year, due to lower realized and unrealized gains. Gain on investments in equity securities decreased by 73% from the previous financial year, reflecting a flat Japanese stock market in the year, compared with the large gains seen in the previous year.

Net interest revenue was ¥100,427 million for the year ended March 31, 2004, ¥74,332 million for the year ended March 31, 2005 and ¥46,623 million for the year ended March 31, 2006. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. Net interest revenue for the year ended March 2006 declined by 37% from the year ended March 31, 2005, primarily due to rising interest rates and an increase in repo/reverse repo activities. An increase in the trading positions, notably common stock long position as transactions became active, resulted in increased funding demands. Increase in stock lending activities also contributed to the increase in funding usage. On a gross basis, both interest revenue and interest expense rose 73% and 98% respectively in 2006. These rises were mostly attributable to the increase in repo/reverse repo transactions. Net interest revenue for the year ended March 2005 declined by 26% from the year ended March 31, 2004, primarily due to rise in short-term funding rates while repo/reverse repo activities increased. Both interest revenue and interest expense rose 17% and 35%, respectively, as interest - and dividend - earning assets and interest - bearing liabilities increased.

In our consolidated income statement, we include under “Revenue” gain (loss) on investments in equity securities. We recorded gains on such investments in the amount of ¥55,888 million for the year ended March 31, 2004, ¥15,314 million for the years ended March 31, 2005 and ¥67,702 million for the years ended March 31, 2006. This line item includes unrealized gains and losses on operating investments, and gains and losses realized upon disposition of operating investments. Operating investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, operating investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 18% from ¥594,355 million for the year ended March 31, 2005 to ¥700,050 million for the year ended March 31, 2006. The increase in non-interest expenses was mainly due to compensation and benefit costs. Compensation and benefit costs increased by 18% from ¥274,988 million for the year ended March 31, 2005 to ¥325,431 million for the year ended March 31, 2006, resulting from increased net revenue.

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

Income from continuing operations before income taxes was ¥282,676 million for the year ended March 31, 2004, ¥204,835 million for the year ended March 31, 2005 and ¥445,600 million for the year ended March 31, 2006.

We are subject to a number of different taxes in Japan. For the year ended March 31, 2003, we adopted the consolidation tax system permitted under Japanese tax law. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. Reflecting the surtax, the Japanese statutory tax rate was approximately 44% for the year ended March 31, 2004. The consolidation tax system targets only a national tax. New Japanese tax legislation was introduced in March 2003, reducing the standard enterprise tax rate and creating taxes on capital and certain expenses defined by law. This legislation became effective on April 1, 2004, and resulted in a domestic statutory tax rate of approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one-year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for Income from continuing operations for the year ended March 31, 2006 was ¥188,972 million, representing an effective tax rate of 42.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the local taxes in Japan and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2006 by approximately 12.3%. Second, tax benefit has been recognized in Japan on the devaluation of investment in a foreign subsidiary company. This had the effect of decreasing the effective tax rate for the year ended March 31, 2006 by approximately 10.5%.

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

On January 31, 2006, we sold our stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in our private equity business and accounted for as a consolidated subsidiary. In the year ended March 31, 2006, MR has been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and its results of operations, including the gain on sale, and cash flows are separately reported.

Net income was ¥172,329 million for the year ended March 31, 2004, ¥94,732 million for the year ended March 31, 2005 and ¥304,328 million for the year ended March 31, 2006. Our return on equity was 10.1% for the year ended March 31, 2004, 5.2% for the year ended March 31, 2005 and 15.5% for the year ended March 31, 2006.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, impairment loss on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for relationship purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 18 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 18. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

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

Operating Results of Domestic Retail

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥304,035	¥301,464	¥442,981	$3,771
Net interest revenue	1,722	2,903	3,554	30

Net revenue	305,757	304,367	446,535	3,801
Non-interest expenses	226,213	223,200	249,330	2,122

Income before income taxes	¥79,544	¥81,167	¥197,205	$1,679

Net revenue for the year ended March 31, 2006 was ¥446,535 million, increasing 47% from ¥304,367 million for the year ended March 31, 2005, reflecting strong growth in commissions and fees in stock brokerage and asset management fees. The increase in commissions and fees in stock brokerage was caused by the increase in equity trading volumes mainly due to the strong performance of the stock market. Additionally, the increase in asset management fees was caused by increases in the balances for stock investment trusts.

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

Non-interest expenses for the year ended March 31, 2006 were ¥249,330 million, increasing 12% from ¥223,200 million for the year ended March 31, 2005 mainly due to increases in compensation and benefits.

Non-interest expenses for the year ended March 31, 2005 were ¥223,200 million, decreasing 1% from ¥226,213 million for the year ended March 31, 2004, due primarily to the fact that higher compensation and benefits expenses were offset by lower non-compensation-related expenses.

Income before income taxes were ¥79,544 million for the year ended March 31, 2004, ¥81,167 million for the year ended March 31, 2005 and ¥197,205 million for the year ended March 31, 2006.

The graph below shows the revenue composition by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2004, 2005, and 2006.

As described above, revenue composition of investment trusts increased from 17% for the year ended March 31, 2005 to 22% for the year ended March 31, 2006, due primarily to increased distribution of investment trusts. Revenue composition of equities represented 45%, unchanged from the previous year, although revenue from equities increased due to the strong performance of the Japanese equity markets. Revenue composition of bonds, asset management and variable annuity insurance declined from the previous year as of March 31, 2006 because of an overall increase in the revenue size of total Domestic Retail non-interest revenue.

Domestic client assets

The following graph shows amounts and details regarding domestic client assets at March 31, 2004, 2005, and 2006. Domestic client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products in Domestic Retail (including regional financial institutions) and Financial Management Division.

Domestic Client Assets

Domestic client assets increased by ¥19.3 trillion from ¥61.2 trillion at March 31, 2005 to ¥80.5 trillion at March 31, 2006, due primarily to market appreciation of equity securities, reflecting a strong market environment, and, to a lesser extent, net new money. The balance of our clients’ investment trusts increased 21% from ¥10.0 trillion at March 31, 2005 to ¥12.1 trillion at March 31, 2006, reflecting net cash inflows by clients of ¥1.1 trillion and market appreciation of ¥1.0 trillion.

Domestic client assets increased by ¥6.4 trillion from ¥54.8 trillion at March 31, 2004 to ¥61.2 trillion at March 31, 2005, primarily reflecting an increase of net assets inflows in equity securities related to the incentive created by revisions to the Japanese tax system for taxpayers to place equity positions in the custody of securities companies. The balance of our clients’ investment trusts slightly decreased 1% from ¥10.1 trillion at March 31, 2004 to ¥10.0 trillion at March 31, 2005, primarily reflecting net cash outflows by clients of ¥0.1 trillion.

Global Markets

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

Furthermore, we strive to meet diversified client needs by utilizing our sophisticated risk management technologies and risk tolerance backed by our capital base which we seek to maintain at a firm level consistent with the risks we assume. Our global client base, which we have developed and expanded through our efforts to consistently provide high-quality research and quantitative analysis, supplies us order flows globally, which, together with our proprietary positions, enable us to provide various solutions to our clients.

Operating Results of Global Markets

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥201,706	¥170,667	¥327,716	$2,790
Net interest revenue	82,441	72,420	43,392	369

Net revenue	284,147	243,087	371,108	3,159
Non-interest expenses	163,304	182,901	213,387	1,817

Income before income taxes	¥120,843	¥60,186	¥157,721	$1,342

Net revenue increased by 53% from ¥243,087 million for the year ended March 31, 2005 to ¥371,108 million for the year ended March 31, 2006, due primarily to increases in net gain on trading and commissions reflecting a strong market environment.

Net revenue decreased by 14% from ¥284,147 million for the year ended March 31, 2004 to ¥243,087 million for the year ended March 31, 2005, due primarily to a decrease in net gain on trading reflecting the decline in market volatility and other deteriorating market environmental factors, as well as lower customers’ order flow.

Non-interest expenses increased by 17% from ¥182,901 million for the year ended March 31, 2005 to ¥213,387 million for the year ended March 31, 2006, due primarily to increases in compensation and benefit costs and commissions and floor brokerage in line with higher revenues.

Non-interest expenses increased by 12% from ¥163,304 million for the year ended March 31, 2004 to ¥182,901 million for the year ended March 31, 2005, due primarily to increased compensation and benefit costs and increased level of employment, in part due to the build up of our product capabilities. In addition, excluding compensation and benefits expense, for the same reason, non-interest expenses also increased, primarily due to higher professional fees.

Income before income taxes was ¥120,843 million for the year ended March 31, 2004, ¥60,186 million for the year ended March 31, 2005 and ¥157,721 million for the year ended March 31, 2006.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31
	2004	2005	2006
Nomura’s Share in Japanese Government bond auctions	16%	18%	11%
Nomura’s Share in secondary bond trading	16%	14%	13%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31
	2004	2005	2006
TOPIX	1,179.23	1,182.18	1,728.16
	49.6%	0.3%	46.2%
Nikkei 225 (“Nikkei Stock Average”)	11,715.39	11,668.95	17,059.66
	46.9%	(0.4)%	46.2%

The Japanese stock market traded in a narrow range for more than a year from spring 2004, but then rallied strongly from August 2005. The key TOPIX index, for example, changed from 1,182.18 points as of the end of March 2005, to 1,728.16 points as of the end of March 31, 2006. Similarly, the Nikkei Stock Average increased from 11,668.95 points as of the end of March 2005, to 17,059.66 points as of the end of March 2006. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2004	2005	2006
Total equity trading market in Japan	8%	7%	7%
Off-floor/off-exchange equity trading market in Japan	16%	17%	21%

Global Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of bonds, stocks, and other instruments in the major global markets of Asia, Europe, and the U.S. We have been enhancing our M&A and financial advisory capabilities for cross border deals as well as Japanese deals.

Operating Results of Global Investment Banking

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥67,004	¥73,271	¥98,087	$835
Net interest revenue	3,865	2,174	1,579	13

Net revenue	70,869	75,445	99,666	848
Non-interest expenses	53,703	46,231	48,127	410

Income before income taxes	¥17,166	¥29,214	¥51,539	$438

Net revenue increased by 32% from ¥75,445 million for the year ended March 31, 2005 to ¥99,666 million for the year ended March 31, 2006, due primarily to an increase in fees earned from underwriting public stock offerings and M&A and financial advisory.

Net revenue increased by 6% from ¥70,869 million for the year ended March 31, 2004 to ¥75,445 million for the year ended March 31, 2005, due primarily to an increase in fees earned from underwriting public stock offerings. Net revenue also benefited from business using our own capital to provide solutions, particularly multiple private offerings.

Non-interest expenses increased by 4% from ¥46,231 million for the year ended March 31, 2005 to ¥48,127 million for the year ended March 31, 2006, due primarily to an increase in compensation and benefit costs.

Non-interest expenses decreased by 14% from ¥53,703 million for the year ended March 31, 2004 to ¥46,231 million for the year ended March 31, 2005, due primarily to restructuring of business operations.

Income before income taxes was ¥17,166 million for the year ended March 31, 2004, ¥29,214 million for the year ended March 31, 2005 and ¥51,539 million for the year ended March 31, 2006.

The following table shows changes in our market share (value base) in the underwriting market for bonds and stocks in Japan.

	Year Ended March 31
	2004	2005	2006
Nomura’s Share in Japanese IPOs	27%	32%	20%
Nomura’s Share in Japanese Public Offerings	33%	25%	27%
Nomura’s Share in Japanese Straight Bonds	19%	17%	18%
Nomura’s Share in Japanese Samurai Bonds	16%	12%	13%

Global Merchant Banking

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

Operating Results of Global Merchant Banking

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥22,135	¥20,910	¥80,402	$684
Net interest revenue	(11,415)	(13,572)	(12,158)	(103)

Net revenue	10,720	7,338	68,244	581
Non-interest expenses	10,220	10,370	12,809	109

Income before income taxes	¥500	¥(3,032)	¥55,435	$472

Net revenue increased by 830% from ¥7,338 million for the year ended March 31, 2005 to ¥68,244 million for the year ended March 31, 2006, due primarily to large realized gains from Nomura Principal Finance’s sale of its stake in Millennium Retailing, Inc., and the partial sale of Wanbishi Archives and other investee companies.

In the year ended March 2006, realized gains from investments in Japan from which we exited were ¥77.6 billion and unrealized losses from investments in Japan were ¥3.8 billion. The fair value of the Terra Firma investments decreased by ¥8.1 billion mainly for the following reasons. Falling market share, lower than expected demand for new products, a reduction in the contract base and increase in pension exposure were the main factors causing the net realizable value of these investments to be reduced. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, rent reviews resulted in a significant uplift ahead of management expectations during this period. Lower cost of capital due to introduction of new debt financing also contributed to the sector’s performance. The solid performance by the property investments was offset by fair value reductions in a number of investments in the Retail, Consumer Finance and Service sector.

Net revenue decreased by 32% from ¥10,720 million for the year ended March 31, 2004 to ¥7,338 million for the year ended March 31, 2005, due primarily to funding costs for its assets in Europe, although realized gains from investments in Japan from which we exited and a rise in the fair value of the Terra Firma investment in Europe.

In the year ended March 2005, realized gains from investments in Japan from which we exited were ¥1.9 billion. The rise in the fair value of the Terra Firma investments was ¥4.0 billion mainly for the following reasons. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, a renegotiation of the original terms significantly increased the number of apartments available for sale each year. The solid performance by the property investments was partially offset by fair value reductions in a number of investments in the retail and service sector. Falling market share, lower than expected demand for new products and a reduction in the contract base and a fall in average revenues per contract, were the main factors causing the net realizable value of these investments to be reduced.

In the year ended March 2004, realized gains from investments in Japan from which we exited were ¥1.9 billion. The rise in the fair value of the Terra Firma investments was ¥11.3 billion mainly for the following reasons. This gain was primarily due to a strong performance of a number of property investments, although this was partially offset by fair value decreases in a number of retail and consumer finance investments. Factors influencing the increase in valuation in the real estate investments included a lack of supply driving property prices higher and the fact that property sales were at a substantial premium to acquisition cost and exceeded original expectations in terms of lead-time to disposal. Against this, changing consumer buying habits and a corresponding fall in sales and margin adversely impacted the performance of one of the retail investments. Furthermore, the net realizable value of a number of investments in consumer sector was reduced given the poor performance in respect of sales and new product roll-out.

Non-interest expenses increased by 24% from ¥10,370 million for the year ended March 31, 2005 to ¥12,809 million for the year ended March 31, 2006, due primarily to higher professional fees and increased compensation and benefit costs associated with increased net revenue.

Non-interest expenses increased by 1% from ¥10,220 million for the year ended March 31, 2004 to ¥10,370 million for the year ended March 31, 2005, essentially unchanged from the year ended March 31, 2004, as increases in professional fees were offset by decreases in compensation and benefits.

Income before income taxes was ¥500 million for the year ended March 31, 2004, loss before income taxes was ¥3,032 million for the year ended March 31, 2005 and income before income taxes was ¥55,435 million for the year ended March 31, 2006.

Asset Management

Our Asset Management business is conducted principally through Nomura Asset Management Co., Ltd. We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd., other brokers, banks and Japan Post. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees. Also, in the defined contribution pension business, we receive commissions as a plan administrator. In January 2006, Nomura Bank (Luxembourg) S.A., which is engaged in fund administration and custody business, was integrated into Asset Management.

Operating Results of Asset Management

	Year Ended March 31
	2004	2005	2006
	(in millions)
Non-interest revenues	¥38,214	¥47,056	¥63,030	$537
Net interest revenue	2,062	1,937	2,813	24

Net revenue	40,276	48,993	65,843	561
Non-interest expenses	39,783	39,005	45,220	385

Income before income taxes	¥493	¥9,988	¥20,623	$176

Net revenue increased by 34% from ¥48,993 million for the year ended March 31, 2005 to ¥65,843 million for the year ended March 31, 2006, due primarily to increases in asset management and portfolio service fees driven by growth of assets under management.

Net revenue increased by 22% from ¥40,276 million for the year ended March 31, 2004 to ¥48,993 million for the year ended March 31, 2005, due primarily to increases in asset management and portfolio service fees reflecting increases in assets under management of Nomura Asset Management and Nomura Corporate Research and Asset Management Inc.

Non-interest expenses increased by 16% from ¥39,005 million for the year ended March 31, 2005 to ¥45,220 million for the year ended March 31, 2006, due primarily to increased compensation and benefit costs associated with increased net revenue.

Non-interest expenses decreased by 2% from ¥39,783 million for the year ended March 31, 2004 to ¥39,005 million for the year ended March 31, 2005, due primarily to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management in September 2003.

Income before income taxes was ¥493 million for the year ended March 31, 2004, ¥9,988 million for the year ended March 31, 2005 and ¥20,623 million for the year ended March 31, 2006.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	March 31
	2004	2005	2006
	(in billions)
Nomura Asset Management Co., Ltd.	¥15,936	¥16,231	¥21,381
Nomura Corporate Research and Asset Management Inc.	815	1,152	1,231
Nomura BlackRock Asset Management Co., Ltd.	1,156	981	1,224
Nomura Funds Research and Technologies Co., Ltd.	122	423	1,395
MAINTRUST KAG mbH	193	222	299
Nomura Funds Research and Technologies America, Inc.	107	139	254

Total	¥18,329	¥19,148	¥25,785

(Note) The amounts as of March 31, 2004 include those of NOMURA MAINTRUST GmbH, which was merged into MAINTRUST KAG mbH effective on April 1, 2004.

Asset Management Business

Assets under management were ¥25.8 trillion as of March 31, 2006, ¥7.5 trillion increase from March 31, 2004, and ¥6.6 trillion increase from March 31, 2005. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥21.4 trillion.

The Nikkei Stock Average rose by 46% to 17,059.66 points as of the end of March 2006 from 11,668.95 points a year earlier. The net assets of stock investment trusts increased due primarily to positive market movement and net cash inflows by clients. However, assets of Exchange Traded Funds declined and assets of bond investment trust products were unchanged. Investment advisory assets increased, due primarily to an increase in assets from overseas investors.

Investment trust assets included in the assets under management by Nomura Asset Management were ¥14.0 trillion as of March 31, 2006, up ¥3.2 trillion, or 29%, from the previous year, reflecting net cash inflows by clients of ¥1.5 trillion and market appreciation of ¥1.7 trillion. For the year ended March 31, 2005, the balance of investment trusts managed by Nomura Asset Management was ¥10.8 trillion, down ¥0.4 trillion, or 4%, from the previous year, reflecting net cash outflows by clients of ¥0.5 trillion and market appreciation of ¥0.1 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts declined to 21% as of March 31, 2006 because of an overall increase in the market size of publicly offered stock investment trusts.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2004	2005	2006
Total of publicly offered investment trusts	28%	24%	21%
Stock investment trusts	19%	15%	15%
Bond investment trusts	40%	42%	42%

Defined contribution pension plan business in Japan

We offer various services in connection with the defined contribution pension plan business in Japan. Among other things, we provide consulting and support services for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply and investor education. As of the end of March 2006, there were 187 plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 280,000 persons.

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

Income before income taxes in other operating results was ¥6,959 million for the year ended March 31, 2004, ¥10,059 million for the years ended March 31, 2005 and loss before income taxes in other operating results was ¥30,531 million for the years ended March 31, 2006.

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

Summary of Regional Contribution

For a summary of our net revenue, income from continuing operations before income taxes and identifiable assets by geographic region, see Note 18 to our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subjected to statutory capital requirements, including those of Japan, the United States, the United Kingdom and certain other countries in which we operate.

In Japan, Nomura Securities Co., Ltd. is required to maintain capital adequacy ratio of not less than 120% under the Securities and Exchange Law. The calculation of a capital adequacy ratio is described in “Regulatory Capital Rules—Japan” under Item 4. B. of this annual report. As of March 31, 2006, we had a capital adequacy ratio of 245.1% compared to 236.5% as of March 31, 2005. We have changed our market risk calculation method to an internal risk model from the standard method as described by the Financial Services Agency since April 2005.

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

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

In determining fair value, we set forth six categories of financial instruments as described below:

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2005		March 31, 2006
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥14,699	¥4,834	¥12,603	¥5,614	$107	$48
Non-trading debt securities, including securities pledged as collateral	277	—	221	—	2	—
Investments in equity securities	172	—	219	—	2	—
Investments in equity securities for other than operating purposes which are classified into Other assets—other	11	—	27	—	0	—
Private equity investments	327	—	365	—	3	—
Derivative contracts(1)	574	498	730	913	6	8

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2006
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥11,481	¥1,122	¥12,603
Trading securities sold but not yet purchased	5,583	31	5,614
Non-trading debt securities, including securities pledged as collateral	195	26	221
Investments in equity securities	205	14	219
Investments in equity securities for other than operating purposes which are classified into Other assets—other	16	11	27
Private equity investments	24	341	365

	Billions of yen
	March 31, 2005
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥13,759	¥940	¥14,699
Trading securities sold but not yet purchased	4,833	1	4,834
Non-trading debt securities, including securities pledged as collateral	243	34	277
Investments in equity securities	146	26	172
Investments in equity securities for other than operating purposes which are classified into Other assets—other	5	6	11
Private equity investments	—	327	327

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

Private equity business

The investments in private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to “private equity entities.”

Private equity investments accounted for at fair value are based on our assessment of each underlying investment. The investments, by their nature, have little or no price transparency. Investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has declined below the carrying value. In reaching that determination, we use either our own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. See “Private Equity Business” below.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair values of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2006
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥75	¥79	$1	$1
OTC derivatives	655	834	5	7

	¥730	¥913	$6	$8

	Billions of yen
	March 31, 2005
	Assets	Liabilities
Listed derivatives	¥16	¥19
OTC derivatives	558	479

	¥574	¥498

The fair values of OTC derivative assets and liabilities at March 31, 2005 and 2006 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2006
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥128	¥210	¥183	¥81	¥306	¥(253)	¥655
OTC derivative liabilities	183	315	182	110	269	(225)	834

	Billions of yen
	March 31, 2005
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥155	¥119	¥147	¥121	¥296	¥(280)	¥558
OTC derivative liabilities	108	120	134	143	245	(271)	479

Note: (1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

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

Accounting Developments

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” SFAS No. 123-R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. In April 2005, the Securities and Exchange Commissions approved postponing the effective date for applying the provision of SFAS No. 123-R until fiscal years beginning after June 15, 2005. As we account for stock-based compensation under SFAS No. 123, the impact of adopting SFAS No. 123-R is not expected to be significant.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and error corrections, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 04-5 (“EITF 04-5”), “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate the limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance is effective for existing partnership agreements for financial reporting periods beginning after December 15, 2005 and immediately for all new limited partnership agreements and any limited partnership agreements that are modified. We are currently assessing the impact of the adoption of EITF 04-5.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This Statement permits an entity to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. We are currently assessing the impact and timing of adoption of the proposed guidance.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.140.” This Statement requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. This Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. It is allowed for an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities for each class: (1) the amortization method or (2) the fair value measurement method. Separate presentation of servicing assets and servicing liabilities subsequently measured at fair value are required in the statement of financial position. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with the earlier adoption permitted under certain conditions. We are currently assessing the impact and timing of adoption of the Statement.

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

A summary of the principal investments now managed by Terra Firma is as follows:

Name of Company	Activity
Carmelite Capital Limited	Rental and sale of consumer electronics
Thresher Wines Capital Limited	Sale of beer, wine and spirits
Annington Holdings plc	Investment in properties
Deutsche Annington Holdings Limited	Investment in properties

The estimated fair value of the Terra Firma investments was ¥312,818 million and ¥323,182 million ($2,751 million) at March 31, 2005 and 2006, respectively. Of this, the respective percentages at March 31, 2005 and 2006 were 72% and 75% for real estate sector, 10% and 6% for the services sector and the remaining balance of 18% and 19% is in consumer businesses, which includes retail and consumer finance.

We do not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the AICPA Audit and Accounting Guide “Audits of Investment Companies.” The FASB has deferred application of FIN 46-R to non-registered investment companies until the Investment Company AICPA Statement of Position—“Clarification of the Scope of the Audit and Accounting Guide ‘Audits of Investment Companies’ and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP”) is finalized. The most significant of the entities currently excluded from FIN 46-R are the Terra Firma investments. When the SOP is issued, we will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of our review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on our consolidated financial statements in the future. However, adopting FIN 46-R will not change our economic exposure with respect to these investments.

We also have a growing private equity business in Japan, which is operated through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception, NPF has made 17 investments and exited from 7 of these investments (including partial sales). During the year ended March 31, 2005, NPF acquired three businesses, accounted for as business combinations under SFAS 141, in separate transactions, including Millennium Retailing Group (“MRG”), a major Japanese department store chain. While the total purchase price was ¥63,146 million, the total cash acquired exceeded the total purchase price by ¥87,554 million.

During the year ended March 31, 2006, there were no acquisitions accounted for as business combinations in private equity business under SFAS 141. The NPF investments are accounted for at fair value for segment reporting purposes, but are reflected in our consolidated financial statements at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment, pending a determination of whether the investment company accounting is appropriate for NPF. The AICPA is expected to issue the SOP in 2006. When the SOP is issued, we will make a determination under the guidance provided by the SOP as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

As stated above, the Terra Firma investments are carried at fair value. There has been no change in our valuation methodology or assumptions that impacted the valuation of these investments during the year. Examples of the underlying factors, which impacted the valuation of these investments, are set out in the table below:

Sector	Valuation Factors
Real Estate

Comparable market transactions, rental reviews for the period strong demand for housing in both the homeowner and rental markets.

Property holding, refurbishment and head office costs.

Profit share payable to third parties.

Availability and cost of finance.

Retail and Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement, rental acquisition costs and rental maintenance costs,
Market share, changes in market size, underlying trends in consumer behavior, revenue per room, gross margin, operating costs and pension obligations.
Services	New contracts. Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditures. Ongoing servicing costs and remedial work, including staff costs and central overheads. Availability and cost of finance. Pension obligations.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the valuation is required. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used.

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered.

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. Changes in the fair value of these investments are recorded in Gain on private equity investments.

In addition to the Terra Firma investments portfolio, we are a 10% investor in a ¥277 billion ($2.4 billion) private equity fund (“TFCP II”), also raised and managed by Terra Firma Capital Partners Limited. Our total commitment is ¥27,697 million ($236 million) and ¥17,180 million ($146 million) had been drawn down for investments as at March 31, 2006. We also account for our investment in TFCP II at fair value.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

B. Liquidity and Capital Resources.

Liquidity

Overview

Liquidity is of critical importance to Nomura and other companies in the financial services sector. Our liquidity policy seeks to ensure that we maintain sufficient liquidity to withstand market shocks for periods lasting up to one year without relying on additional unsecured financing or forcing the liquidation of trading assets. We achieve this primarily by maintaining sufficient long-term debt and equity to meet both the cash capital requirements of all our assets and by maintaining portfolios of cash and highly liquid securities that can be converted to cash through sale or pledge in order to meet our immediate liquidity requirements.

Cash Flow

Our cash flows are primarily related to the operating and financing activities undertaken in connection with our trading and market-making businesses. The following is the summary information on our consolidated cash flows for the years ended March 31, 2005 and 2006:

	Year Ended March 31
	2005	2006
	(in billions)
Net cash provided by (used in) operating activities of continuing operations	¥(278.9)	¥(566.3)
Income from continuing operations	94.7	256.6
Decrease (increase) in trading assets and private equity investments	(1,552.8)	2,302.6
Increase (decrease) in trading liabilities	(738.6)	1,084.0
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,402.3	(3,107.2)
Securities borrowed, net of securities loaned	483.8	(761.6)
Other, net	31.7	(340.7)
Net cash provided by (used in) investing activities of continuing operations	(121.8)	27.4
Net cash provided by (used in) financing activities of continuing operations	385.1	798.2
Long-term borrowings, net	349.2	713.2
Short-term borrowings, net	70.2	175.9
Other, net	(34.3)	(90.9)
Effect of exchange rate changes	13.7	16.4
Discontinued operations, net	(50.3)	131.1

Net increase (decrease) in cash and cash equivalents	¥(52.2)	¥406.8

Please refer to our consolidated statements of cash flows included in this annual report for more detailed information. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

In the year ended March 31, 2006, our cash and cash equivalents increased by ¥406.8 billion to ¥992.0 billion. Net cash of ¥798.2 billion was raised by financing activities. Due to a strong demand for Medium Term Notes from broadly diversified investors, net cash inflow from long-term borrowings totaled ¥713.2 billion. Net cash of ¥566.3 billion was used for operating activities. Although there was a ¥3,386.6 billion cash inflow together from a decrease in trading assets and private equity investments and an increase in trading liabilities, it was offset by ¥3,868.8 billion cash outflow caused by net increase in securities purchased under agreements to resell and securities borrowed with cash collateral.

In the year ended March 31, 2005, our cash and cash equivalents decreased by ¥52.2 billion to ¥585.1 billion. We used ¥278.9 billion of net cash for operating activities and ¥121.8 billion for investing activities. Net cash from financing activities, which amounted to ¥385.1 billion, partly offset the cash usage. Long-term borrowings increased ¥349.2 billion and short-term borrowings increased ¥70.2 billion.

Liquidity Objective

Our liquidity policies aim to ensure adequate liquidity across market cycles and through periods of stress. To achieve this goal, we have established the following liquidity policies to ensure that we are able to withstand market shocks of up to 1 year without needing to raise additional unsecured financing or forcing the liquidation of trading assets, although we may from time to time decide to sell assets in the course of normal business or for strategic purposes. We operate according to established liquidity policies and we have procedures in place to regularly monitor and report compliance with the following policies:

1    Diversify Unsecured Funding Sources. We seek to reduce refinancing risk by maintaining diversified sources of unsecured funding. We diversify funding by product, investor and market, and we benefit by distributing a significant portion of our unsecured liabilities through our own sales force to a large diversified client base.

As of March 31, 2005 and 2006, our unsecured funding sources, excluding those of private equity entities, were as follows:

	March 31
	2005		2006
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1) (2)	¥1,052.1	19.1%	¥1,249.5	19.3%
Short-Term Bank Borrowings	248.2		318.9
Other Loans	23.4		81.2
Commercial Paper	233.8		370.6
Deposit at Banking Entities	310.7		302.5
Certificates of Deposit	19.5		70.4
Bonds and Notes maturing within one year	216.5		105.9
Long-Term Unsecured Debt Total(1)	2,593.7	47.0%	3,175.9	48.9%
Long-Term Bank Borrowings	406.1		552.3
Other Loans	157.8		68.6
Bonds and Notes	2,029.8		2,555.0
Shareholders’ Equity	1,868.4	33.9%	2,063.3	31.8%

(1)	Unsecured Debt figures exclude unsecured debt of private equity entities.
(2)	Short-Term Unsecured Debt includes the current portion of Long-Term Unsecured Debt.

2    Ensure Appropriate Funding Mix. We seek to maintain sufficient long-term debt and equity to meet the cash capital requirements of all our assets. The amount of liquidity required is measured by our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions, and we calculate such needs using conservative estimates of the assets’ secured borrowing power in stressed scenarios. We also maintain sufficient cash capital to cover additional liquidity requirements that include, but are not restricted to, collateral requirements on derivative contracts arising as a result of a two notch downgrade in Nomura’s rating, commitments to lend to external counterparties based on an estimate of the probability of drawdown and regulatory capital in subsidiaries.

Consistent with our aim of maintaining an appropriate funding mix, in the year ended March 31, 2006, we maintained a funding mix similar to that in March 31, 2005, thereby reducing the effect of a potential liquidity event. As of March 31, 2006, excluding those of private equity entities, our long-term unsecured financing totaled ¥3,175.9 billion, well over the short-term unsecured financing in the amount of ¥1,249.5 billion (which includes the current portion of long-term unsecured debt). For the most part, our long-term debt is issued on a variable rate basis or issued on a fixed rate basis and swapped into variable-rate debt, and thus linked to short-term money market indices to avoid interest rate risk arising from a change in the shape or level of the yield curve. All of our structured notes are hedged with financial instruments in order to realize a scheduled cash flow.

3    Maintain Liquidity Portfolios. We seek to maintain portfolios of cash and highly liquid securities that can be converted to cash through sale or pledge so that we can satisfy our immediate liquidity requirements. As of March 31, 2006, excluding those of private equity entities, we maintained ¥2,278.9 billion of liquidity portfolios that consisted of cash, cash equivalents and government securities, mostly denominated in Japanese yen and U.S. dollar, as shown below:

	March 31
	2005	2006
	(in billions)
Liquidity Portfolios(1)	¥1,467.8	¥2,278.9
Cash, Cash Equivalent and Deposits	842.7	1,488.0
Overnight Call Loans	113.1	53.5
Government Securities	512.0	737.4

(1)	Excluding private equity entities. Consolidated private equity entities had ¥22.4 billion and ¥22.1 billion of cash and cash deposits as of March 31, 2005 and March 31, 2006, respectively. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

We have structured our liquidity portfolios under the assumption that, in some instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and that funds or securities might not be freely available from a subsidiary to the parent company. The cost and availability to a company of unsecured funding are generally dependent on credit ratings and could be adversely affected by a debt rating downgrade or deterioration in certain of the company’s financial ratios or other measures of financial performance. For example, the cost of issuing commercial paper may rise due to a downgrade of our short-term debt ratings. Whilst our cash capital model uses a one year time horizon to determine the appropriate funding mix, the size and structure of our liquidity portfolios take into consideration potential immediate cash requirements arising from:

•	upcoming maturities of unsecured debt;

•	potential buy backs of our outstanding debt;

•	collateral outflows related to derivatives transactions;

•	market halt due to a large-scale disaster; and

•	difficulty in issuing new debt due to downgrade of our short-term and/or long-term debt ratings.

In addition to the liquidity portfolios, excluding those of private equity entities, we had other unencumbered assets that mainly consist of unpledged trading inventories that can be used for additional source of secured funding whose estimated net liquidity value as of March 31, 2006 was ¥1,634.0 billion.

As of March 31, 2006, excluding those of private equity entities, the estimated net liquidity value of other unencumbered assets alone represented 131% of our total short-term unsecured debt. The aggregate value of the liquidity portfolios and the estimated net liquidity value of other unencumbered assets was ¥3,912.9 billion, which represented 313% of our total short-term unsecured debt.

	March 31
	2005	2006
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,520.2	¥1,634.0
Liquidity Portfolios(1)	1,467.8	2,278.9

Total	¥2,988.0	¥3,912.9

(1)	Excluding private equity entities. Consolidated private equity entities had ¥22.4 billion and ¥22.1 billion of cash and cash deposits as of March 31, 2005 and March 31, 2006, respectively. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

4    Maintain Committed Bank Facilities. We maintain undrawn committed credit facilities with a group of globally recognized banks in order to provide contingent financing sources. Such facilities include both syndicated and bilateral arrangements. The maturity dates of these facilities are distributed evenly in order to prevent excessive maturities of facilities in any given period. We do not believe that any of the covenant requirements in the facilities will impair our ability to draw them.

Excluding those of private equity entities, the undrawn portion of these facilities amounted to ¥603.9 billion as of March 31, 2006. The decrease of ¥109.5 billion from the previous year reflects our decision to replace part of the committed bank facilities by the Liquidity Portfolios.

	March 31,
	2005	2006
	(in billions)
Undrawn Committed Facilities(1)	¥713.4	¥603.9

(1)	Excluding private equity entities.

5    Contingency Funding Plan. We maintain a detailed contingency funding plan that provides assurance of our ability to survive a liquidity stress event over a one year time period. This plan establishes a process to manage communication and provide a course of action. The plan is developed at the legal entity level to capture specific cash flows for the parent company and entities subject to restrictions in respect of cash movements.

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

As of June 28, 2006, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt		Senior Debt
Standard & Poor’s	A-2		A-(1)
Moody’s Investors Service	—		A3
Rating and Investment Information, Inc.	a-1		A+
Japan Credit Rating Agency, Ltd.	—		AA

Nomura Securities Co., Ltd.	Short-Term		Senior Debt
Standard & Poor’s	A-1	(1)	A(1)
Moody’s Investors Service	P-1		A2
Rating and Investment Information, Inc.	a-1		A+
Japan Credit Rating Agency, Ltd.	—		AA

(1)	Standard & Poor’s Rating Services raised its ratings on Nomura Holdings, Inc. and Nomura Securities Co., Ltd. on June 13, 2006.

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

On November 8, 2005, Moody’s Investors Service announced that it upgraded to A2/A3/P-1 from A3/Baa1/P-2 the senior unsecured/senior subordinated debt rating and short-term debt ratings of Nomura Securities Co., Ltd., and upgraded to A3 from Baa1 the long-term issuer rating of Nomura Holdings, Inc. The credit ratings of overseas subsidiaries guaranteed by Nomura Securities Co., Ltd. and Nomura Holdings, Inc. (Nomura Europe Finance N.V. and Nomura Global Funding plc) were also upgraded. The rating outlook for all entities is stable. In its announcement, Moody’s Investors Service mentioned that Nomura Holdings, Inc. will continue to build on its position as Japan’s leading securities firm to achieve relatively stable earnings performance going forward. Although Nomura Holdings, Inc. is likely to continue to see some fluctuations in quarterly earnings, due to the limited depth of the Japanese capital markets, Moody’s Investors Service sees a steady growth of retail client assets and the broader range of products in Nomura Securities Co., Ltd. being offered to retail investors as important contributors to future earnings. In addition, despite strong competition from domestic and foreign financial institutions, Moody’s Investors Service stated that it expects Nomura Securities Co., Ltd. to maintain its leading position in the investment banking tables and to be well-positioned to benefit from an upturn in market activity.

On June 13, 2006, Standard & Poor’s Ratings Services announced to raise its long-term counterparty credit ratings on four Nomura group companies, reflecting more stable group performance, the strengthened resilience of the group against stock market swings, and its more robust risk management. The long-term ratings on Nomura Holdings, Inc. and Nomura Trust & Banking Co., Ltd. were raised to ‘A-’ from ‘BBB+’, and on Nomura Bank International PLC to ‘BBB+’ from ‘BBB’. The long and short-term ratings on Nomura Securities Co., Ltd. were raised to ‘A/A-1’ from ‘A-/A-2’. The outlook on the long-term rating on Nomura Bank International PLC is positive, and the outlooks on the long-term ratings on the other three Nomura companies are stable.

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

Our capital was ¥2,063.3 billion as of March 31, 2006 compared with ¥1,868.4 billion as of March 31, 2005. Our leverage ratio as of March 31, 2006 has decreased to 17.0 times from 18.5 times as of March 31, 2005, largely due to the increase of our shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2005		2006
	(in billions, except ratios)
Shareholders’ equity	¥1,868.4		¥2,063.3
Total assets	34,488.9		35,026.0
Adjusted assets(1)	20,099.8		17,998.2
Leverage ratio(2)	18.5	x	17.0	x
Adjusted leverage ratio(3)	10.8	x	8.7	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

Capital Policy

Capital adequacy is an important strategic objective of our financial management. At the same time, in order to achieve a maximum return on our aggregate capital, efficient allocation of capital becomes another important strategic objective. We have devised a global capital management methodology that seeks to ensure that our capital is adequate to cover the economic risks inherent to our businesses, including market risk, credit risk, event risk, market liquidity risk and operational risk. Under this methodology, we calculate the required capital levels of our businesses strategy. To determine our required aggregate capital level, we take a portfolio approach that is based on conservative diversification assumptions. Adequacy on a legal entity basis is driven by a combination of regional economic needs together with regulatory requirements and rating agency guidelines. We constantly review our capital base, its allocation and our business mix to ensure appropriate return on equity commensurate to our risk profile, the market circumstances, and our peer group.

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

The following table shows our significant off-balance sheet arrangements at March 31, 2006:

	Total contractual amount
	(in millions)
Standby letters of credit and other guarantees	¥6,993	$60
Derivative contracts(1)	913,193	7,773
Operating lease commitments	30,671	261
Capital lease commitments	5,512	47
Commitments to extend credit	294,902	2,510
Commitments to invest in partnerships	33,760	287

(1)	This item represents the liability balance of derivative contracts at March 31, 2006. Securities options are classified as derivative contracts.

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

We have commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements and financing transactions. These commitments amounted to ¥3,432 billion ($29 billion) for resale agreements and ¥5,659 billion ($48 billion) for repurchase agreements at March 31, 2006, respectively.

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

The following table shows our contractual obligations and contingent commitments as well as the future expiration at March 31, 2006:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	¥3,598,599	¥219,590	¥841,698	¥588,091	¥1,949,220
Operating lease commitments	30,671	6,030	10,417	7,123	7,101
Capital lease commitments	5,512	1,484	2,196	1,168	664
Purchase obligations(1)	11,520	10,100	813	607	—
Commitments to extend credit	294,902	48,785	213,354	32,763	—
Commitments to invest in partnerships	33,760	78	18,931	1,774	12,977

Total	¥3,974,964	¥286,067	¥1,087,409	¥631,526	¥1,969,962

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	$30,632	$1,869	$7,164	$5,007	$16,592
Operating lease commitments	261	51	89	60	61
Capital lease commitments	47	12	19	10	6
Purchase obligations(1)	98	86	7	5	—
Commitments to extend credit	2,510	415	1,816	279	—
Commitments to invest in partnerships	287	1	161	15	110

Total	$33,835	$2,434	$9,256	$5,376	$16,769

(1)	Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on balance sheet as liability (payable).

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, time and other deposits received and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

Item 6. Directors and Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Nomura’s Directors as of June 28, 2006. With respect to the information under “Business Experience” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Junichi Ujiie (Oct. 12, 1945)

Chairman of the Board of Directors

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research

Nov. 1975 Jun. 1990 Jun. 1992 Jun. 1995 Jun. 1996 May 1997 Apr. 2003 Jun. 2003 Apr. 2006

Joined Nomura

Director

Director and Head of Americas

Division

Managing Director and Head of Americas Division

Managing Director in charge of Risk Analysis Division

President & CEO

Chairman of the Board of Directors

Chairman of the Board of Directors and Senior Managing Director

Chairman of the Board of Directors

Nobuyuki Koga (Aug. 22, 1950)	Director President & Chief Executive Officer Representative Executive Officer Director and President & Chief Executive Officer of Nomura Securities Co., Ltd.	Apr. 1974 Jun. 1995 May 1997 Jun. 1998 Apr. 1999 Jun. 2000 Apr. 2003 Jun. 2003

Joined Nomura

Director in charge of Human

Resources

Director in charge of Planning

Director in charge of Planning Division

Managing Director in charge of Planning Division

Executive Vice President

President & CEO

Director and President & CEO

Hiroshi Toda (Sep. 12, 1951)

Director

Deputy President & Chief Operating Officer

Representative Executive Officer

Director and Senior Managing Director of Nomura Securities Co., Ltd.

President and Chief Executive Officer of Nomura Asia Holding N.V.

Apr. 1975 Jun. 1997 Oct. 1998 Jun. 2000 Oct. 2001 Apr. 2003 Jun. 2003

Joined Nomura

Director in charge of Fixed Income Division

Director in charge of Global Fixed Income

Executive Managing Director in charge of Investment Banking Unit

Director

Executive Vice President & COO

Director and Deputy President & COO

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Kazutoshi Inano (Sep. 4, 1953)	Director Deputy President & Co-Chief Operating Officer Representative Executive Officer Chairman of The Nomura Trust & Banking Co., Ltd.	Apr. 1976 Jun. 1997 Apr. 1999 Jun. 1999 Jun. 2000 Oct. 2001 Apr. 2003 Jun. 2003

Joined Nomura

Director in charge of Human Resources

Director in charge of Marketing Division

Director in charge of Marketing Division and Business Development & IPO

Department

Executive Managing Director in charge of Retail Business Unit

Director

Executive Vice President & Co-COO

Director and Deputy President & Co-COO

Nobuyuki Shigemune (Aug. 7, 1949)	Director Director of Nomura Securities Co., Ltd.	Apr. 1972 Jun. 1993 Jun. 1995 May 1997 Dec. 1997 Apr. 1999 Jun. 1999 Jun. 2003 Mar. 2004 Apr. 2004 Jun. 2004

Joined Nomura

Director in charge of Chubu and Kinki Area of Marketing Division

Director in charge of Kinki Area of Marketing Division

Managing Director stationed in Osaka and Osaka Branch Manager

Managing Director stationed in Osaka

Retired from Managing Director

President of The Nomura Trust & Banking Co., Ltd.

Director and President of The Nomura Trust & Banking Co., Ltd.

Retired from Director and President of The Nomura Trust & Banking Co., Ltd.

Advisor

Director

Yukio Suzuki (Jun. 3, 1950)	Director Director of Nomura Asset Management Co., Ltd.	Apr. 1975 Jun. 1996 Mar. 1997 Apr. 1997 Jun. 1997

Joined Nomura Research Institute, Ltd.

Director of Nomura Research Institute, Ltd.

Retired from Director of Nomura Research Institute, Ltd.

Advisor, Head of Financial Research Center and General Manager of Equity Research Department

Director, Head of Financial Research Center and General Manager of Equity Research Department

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Apr. 1999 May 1999 May 1999 Jun. 1999 Jun. 2000 Jun. 2003 Mar. 2005 Apr. 2005 Jun. 2005

Retired from Director

Advisor

Retried from Advisor

Senior Managing Director in charge of Research Division and General Manager of Economic Research Department of Nomura Asset Management Co., Ltd.

Executive Managing Director in charge of Research Division and General Manager of Economic Research Department of Nomura Asset Management Co., Ltd.

Executive Managing Director of Nomura Asset Management Co., Ltd.

Retired from Executive Managing Director of Nomura Asset Management Co., Ltd.

Advisor

Director

Masaharu Shibata (Feb. 21, 1937)	Director Member of the Nomination Committee	Apr. 1959 Jun. 1994	Joined NGK Insulators, Ltd. President & CEO of NGK Insulators, Ltd.
	Member of the Compensation Committee Director of Nomura Securities Co., Ltd. Chairman & CEO of NGK Insulators, Ltd. Chairman & CEO of NGK Technica, Ltd.	Oct. 2001 Jun. 2002	Director Chairman & CEO of NGK Insulators, Ltd.

Hideaki Kubori (Aug. 29, 1944)	Director Member of the Nomination Committee	Apr. 1971 Mar. 1998	Registered as attorney at law and joined Mori Sogo Law Offices Left Mori Sogo Law Offices
	Member of the Compensation Committee Director of Nomura Securities Co., Ltd. Chairman of Hibiya Park Law Offices	Apr. 1998 Apr. 2001	Chairman of Hibiya Park Law Offices President of Daini Tokyo Bar Association and Vice President of Japan Federation of Bar Associations
		Oct. 2001 Mar. 2002	Director Retired from President of Daini Tokyo Bar Association and Vice President of Japan Federation of Bar Associations

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience

Haruo Tsuji (Dec. 6, 1932)	Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Corporate Advisor of Sharp Corporation	Mar. 1955 Jun. 1986 Jun. 1998 Jun. 2001 Jun. 2003	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation) President of Sharp Corporation Corporate Advisor of Sharp Corporation Statutory Auditor Director

Fumihide Nomura	Director	Apr. 1957	Joined Nomura
(Apr. 13, 1934)	Member of the Audit Committee	Dec. 1976	Director
	President of Nomura Shokusan Co., Ltd.	Dec. 1979 Dec. 1982 Jun. 2003	Managing Director Statutory Auditor Director

Koji Tajika (Jan. 7, 1936)	Director Member of the Audit Committee Director of Nomura Securities Co., Ltd. Director of Murata Manufacturing Co., Ltd. Statutory Auditor of Sumitomo Corporation Director of Tokyo Star Bank, Limited	Jun. 1993 Jun. 1997 May 1999 Jun. 1999 May 2000 Jun. 2000 Jun. 2001 Apr. 2002 May 2002 Jun. 2002 Jun. 2003 Jun. 2003 Jun. 2003 Dec. 2004 Mar. 2006

CEO of Tohmatsu & Co.

Chairman & CEO of Tohmatsu & Co.

Retired from Chairman & CEO of

Tohmatsu Co.

Chairman of Deloitte Touche Tohmatsu

Retired from Chairman of Deloitte Touche Tohmatsu

Trustee of International Accounting Standards Committee Foundation

Advisor of Tohmatsu & Co.

Professor of Chuo Graduate School of Accounting

Retired from Advisor of Tohmatsu & Co.

Director of Murata Manufacturing Co., Ltd.

Director

Statutory Auditor of Sumitomo Corporation

Director of Tokyo Star Bank, Limited

Retired from Trustee of International Accounting Standards Committee Foundation

Retired from Professor of Chuo Graduate School of Accounting

Among the above listed Directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika satisfy the requirements for an “outside director” under the Corporation Law of Japan. The Corporation Law defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

Executive Officers

The following table provides information about Nomura’s Executive Officers as of June 28, 2006. With respect to the information under “Business Experience” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Current Positions	Business Experience
Nobuyuki Koga (Aug. 22, 1950)	Director President & Chief Executive Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Hiroshi Toda (Sep. 12, 1951)	Director Deputy President & Chief Operating Officer Representative Executive Officer International Operations	See “Directors” under this Item 6.A.

Kazutoshi Inano (Sep. 4, 1953)	Director Deputy President & Co-Chief Operating Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Masanori Itatani	Executive Managing Director	Apr. 1976	Joined Nomura
(Oct. 13, 1953)	Head of Internal Audit	Jun. 1994	General Manager of Corporate Planning Department
		Jun. 1998	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2002	Head of Global Corporate Communications
		Jun. 2003	Retired from Director
		Jun. 2003	Senior Managing Director
		Apr. 2004	Head of Internal Audit
		Apr. 2006	Executive Managing Officer

Akihiko Nakamura	Executive Managing Director	Apr. 1978	Joined Nomura
(Apr. 14, 1954)	Chief Information Officer	Jun. 2000	General Manager of Retail Strategy Dept.
		Jun. 2001	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global IT & Operations
		Apr. 2006	Executive Managing Officer and Chief Information Officer

Name (Date of Birth)	Current Positions	Business Experience

Akihito Watanabe	Senior Managing Director	Apr. 1981	Joined Nomura
(May 24, 1957)	Head of Group Human Resources Development	Oct. 2001	General Manager of Corporate Planning Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global Research
		April 2006	Head of Group Human Resources Development

Tetsu Ozaki	Senior Managing Director	Apr. 1982	Joined Nomura
(Jan. 16, 1958)	Head of Global Corporate Strategy	Apr. 2002	General Manager of Equity Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global Equity
		Apr. 2005	Head of Global Corporate Communications
		April 2006	Head of Global Corporate Strategy

Masafumi Nakada	Senior Managing Director	Apr. 1981	Joined Nomura
(Jul. 30, 1958)	Chief Financial Officer	Apr. 2003	General Manager of Compliance Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2005	Senior Managing Director, Chief Financial Officer and Head of Global Risk Management, Treasury, Controller and IR
		April 2006	Chief Financial Officer

Noriaki Nagai	Senior Managing Director	Apr. 1981	Joined Nomura
(Dec. 1, 1957)	Head of Corporate Office	Jun. 2000	General Manager of Legal Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2006	Senior Managing Director

Hideyuki Takahashi	Senior Managing Director	Apr. 1979	Joined Nomura
(Jan. 10, 1956)	Regional Management of Americas Region	Nov. 2000	President & CEO of Nomura Securities International, Inc.
		Apr. 2002	Director of Nomura Securities Co., Ltd.
		Apr. 2002	President & CEO of Nomura Holding America Inc.
		Oct. 2002	Regional Management of Americas Region

Name (Date of Birth)	Current Positions	Business Experience
		Jun. 2003	Retired from Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director

Yugo Ishida	Senior Managing Director	Apr. 1979	Joined Nomura
(Jan. 1, 1957)	Regional Management of Europe Region	Apr. 2003 Apr. 2004	Regional Head of Europe Equity Senior Managing Director, Co-Regional Management of Europe Region and President of Nomura Europe Holdings plc
		Apr. 2005	Regional Management of Europe Region

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

Cash Compensation

The aggregate cash compensation paid by us to our non-executive Directors and Executive Officers during the year ended March 31, 2006 was ¥223 million and ¥2,130 million, respectively. Those Directors who are also Executive Directors are paid as executive officers but not as directors. In September 2001, we abolished the lump-sum retirement payment system for retiring Directors or Executive Officers.

Equity-Based Compensation

In accordance with the resolution of the general meeting of shareholders held on June 26, 2002, we issued stock acquisition rights as stock options. On August 5, 2002, the stock acquisition rights (“Stock Acquisition Rights No.1”) to subscribe for 2,227,000 shares were granted to our Directors, then Statutory Auditors and employees, as well as those of our subsidiaries in and outside Japan without consideration. The current exercise price is ¥1,801 per share, and the Stock Acquisition Rights No.1 are exercisable from July 1, 2004 to June 30, 2009. Subject to adjustments, a total of 375,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No.1 granted to our Directors and Statutory Auditors (in office as of August 5, 2002, the date of issuance). The number of the Stock Acquisition Rights No.1 (each of which represents the right to subscribe for 1,000 shares) granted on August 5, 2002 to each Director and Executive Officer, as of June 28, 2006, is set forth in the tables below.

In accordance with the resolution of the general meeting of shareholders held on June 26, 2003, we issued two types of stock acquisition rights as stock options under “Stock Option A” and “Stock Option B”. On July 22, 2003, the stock acquisition rights under the Stock Option A (“Stock Acquisition Rights No. 2”) to subscribe for 2,252,000 shares were granted to our Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. The current exercise price is ¥1,626 per share and the Stock Acquisition Rights No. 2 are exercisable from July 1, 2005 to June 30, 2010. Subject to adjustments, a total of 735,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 2 granted to our Directors and Executive Officers (in office as of July 22, 2003, the date of issuance). The number of Stock Acquisition Rights No. 2 (each of which represents the right to subscribe for 1,000 shares) granted on July 22, 2003 to each Director and Executive Officer, as of June 28, 2006, is set forth in the tables below.

On June 4, 2004, the stock acquisition rights under the Stock Option B (“Stock Acquisition Rights No. 3”) to subscribe for 1,363,000 shares were granted to our Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. The exercise price is ¥1 per share, and the Stock Acquisition Rights No. 3 are exercisable from June 5, 2006 to June 4, 2011. Subject to adjustments, a total of 428,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 3 granted to our Directors and

Executive Officers (in office as of June 4, 2004, the date of issuance). The number of Stock Acquisition Rights No. 3 (each of which represents the right to subscribe for 1,000 shares) granted on June 4, 2004 to each Director and Executive Officer, as of June 28, 2006, is set forth in the tables below.

In accordance with the resolution of the general meeting of shareholders held on June 25, 2004, we issued two types of stock acquisition rights as stock options under “Stock Option A” and “Stock Option B”. On August 16, 2004, the stock acquisition rights under the Stock Option A (“Stock Acquisition Rights No. 4”) to subscribe for 1,634,000 shares were granted to our Directors, Executive Officers and employees, as well as those of our subsidiaries in and outside Japan. The current exercise price is ¥1,613 per share and the Stock Acquisition Rights No. 4 are exercisable from July 1, 2006 to June 30, 2011. Subject to adjustments, a total of 377,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 4 granted to the Directors and Executive Officers (in office as of August 16, 2004, the date of issuance). The number of Stock Acquisition Rights No. 4 (each of which represents the right to subscribe for 1,000 shares) granted on August 16, 2004 to each Director and Executive Officer, as of June 28, 2006, is set forth in the tables below.

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

On June 3, 2005, the stock acquisition rights under the Stock Option B (“Stock Acquisition Rights No. 6”) to subscribe for 806,000 shares were granted to our Directors, Executive Officers and employees, as well as those of our subsidiaries in Japan. The exercise price is ¥1 per share, and the Stock Acquisition Rights No. 6 are exercisable from June 4, 2007 to June 3, 2012. Subject to adjustments, a total of 439,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 6 granted to our Directors and Executive Officers (in office as of June 3, 2005, the date of issuance). The number of Stock Acquisition Rights No. 6 (each of which represents the right to subscribe for 1,000 shares) granted on June 3, 2005 to each Director and Executive Officer, as of June 28, 2006, is set forth in the tables below.

In accordance with the resolution of the general meeting of shareholders held on June 28, 2005, we issued two types of stock acquisition rights as stock options under “Stock Option A” and “Stock Option B”. On July 25, 2005, the stock acquisition rights under the Stock Option B (“Stock Acquisition Rights No. 7”) to subscribe for 276,000 shares were granted to our employees outside Japan. The current exercise price is ¥1 per share and the Stock Acquisition Rights No. 7 are exercisable from July 26, 2007 to July 25, 2012. None of the current Directors and Executive Officers hold the Stock Acquisition Rights No.7.

On July 25, 2005, the stock acquisition rights under the Stock Option A (“Stock Acquisition Rights No. 8”) to subscribe for 1,763,000 shares were granted to our Directors or Executive Officers and employees as well as those of our subsidiaries in and outside Japan. The current exercise price is ¥1,413 per share, and the Stock Acquisition Rights No. 8 are exercisable from July 1, 2007 to June 30, 2012. Subject to adjustments, a total of 325,000 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 8 granted to the Directors and Executive Officers (in office as of July 25, 2005, the date of issuance). The number of Stock Acquisition Rights No. 8 (each of which represents the right to subscribe for 100 shares) granted on July 25, 2005 to each Director and Executive Officer, as of June 28, 2006, is set forth in the tables below.

On April 24, 2006, the stock acquisition rights under the Stock Option B (“Stock Acquisition Rights No. 9”) to subscribe for 3,008,100 shares were granted to our officers and employees of our subsidiaries outside Japan. The exercise price is ¥1 per share, and the Stock Acquisition Rights No. 9 are exercisable from April 25, 2008 to April 24, 2013. None of the current Directors and Executive Officers hold the Stock Acquisition Rights No. 9.

On June 12, 2006, the stock acquisition rights under the Stock Option B (“Stock Acquisition Rights No. 10”) to subscribe for 1,033,900 shares were granted to our Directors or Executive Officers and employees as well as those of our subsidiaries in and outside Japan. The exercise price is ¥1 per share, and the Stock Acquisition Rights No. 10 are exercisable from June 13, 2008 to June 12, 2013. Subject to adjustments, a total of 258,400 shares will be issuable upon full exercise of all the Stock Acquisition Rights No. 10 granted to our Directors and Executive Officers (in office as of June 12, 2006, the date of issuance). In accordance with the Corporation Law of Japan, at this time, we choose not to disclose the number of Stock Acquisition Rights No. 10 (each of which represents the right to subscribe for 100 shares) granted on June 12, 2006 to each Director and Executive Officer, as of June 28, 2006.

Directors

Name	Number of Stock Acquisition Rights No. 1 Granted on August 5, 2002	Number of Stock Acquisition Rights No. 2 Granted on July 22, 2003	Number of Stock Acquisition Rights No. 3 Granted on June 4, 2004	Number of Stock Acquisition Rights No. 4 Granted on August 16, 2004	Number of Stock Acquisition Rights No. 6 Granted on June 3, 2005	Number of Stock Acquisition Rights No. 8 Granted on July 25, 2005
Junichi Ujiie	80	60	31	25	29	210
Nobuyuki Shigemune	15	15	6	5	6	40
Yukio Suzuki	12	12	5	6	6	40
Masaharu Shibata	15	10	3	5	3	40
Hideaki Kubori	15	10	3	5	3	40
Haruo Tsuji	10	10	3	5	3	40
Fumihide Nomura	10	10	3	5	3	40
Koji Tajika	0	10	3	5	3	40

Total	157	137	57	61	56	490

Executive Officers

Name	Number of Stock Acquisition Rights No. 1 Granted on August 5, 2002	Number of Stock Acquisition Rights No. 2 Granted on July 22, 2003	Number of Stock Acquisition Rights No. 3 Granted on June 4, 2004	Number of Stock Acquisition Rights No. 4 Granted on August 16, 2004	Number of Stock Acquisition Rights No. 6 Granted on June 3, 2005	Number of Stock Acquisition Rights No. 8 Granted on July 25, 2005
Nobuyuki Koga	40	80	39	30	35	250
Hiroshi Toda	30	40	23	20	23	170
Kazutoshi Inano	30	40	23	20	23	170
Masanori Itatani	20	20	11	10	12	90
Akihiko Nakamura	15	15	9	7	10	60
Akihito Watanabe	3	3	9	7	10	60
Tetsu Ozaki	3	3	9	7	10	60
Masafumi Nakada	3	3	0	3	10	60
Noriaki Nagai	3	3	0	3	0	30
Hideyuki Takahashi	15	15	9	7	10	60
Yugo Ishida	3	3	9	7	10	60

	165	225	141	121	153	1070

Also, at the general meeting of shareholders held on June 28, 2006, we were authorized to grant two types of stock options, “Stock Option A” and “Stock Option B”, in the form of stock acquisition rights, to our Directors, Executive Officers , Statutory Auditors and employees, as well as those of our subsidiaries in and outside Japan. These stock options are exercisable during a period to fall within seven years of the issuing date, which is to be decided by our Board of Directors or an Executive Officer designated by our Board of Directors. The exercise price of Stock Option A will be determined by reference to the market price of our common stock while that of Stock Option B will be ¥1 per share. Subject to adjustments, a total of 10,000,000 shares will be issuable upon full exercise of all the stock options granted in this round, 2,500,000 shares of which will be issuable for Stock Option A and 7,500,000 shares of which will be issuable for Stock Option B.

C. Board Practices.

Information Concerning Our Directors

Under the Corporation Law, which became effective on May 1, 2006, certain large publicly-held joint stock companies in Japan have the option of choosing committee-based corporate governance system (“Committee System) that consists of board of directors and committees or a traditional corporate governance system that consists of board of directors and board of statutory auditors. In order to be eligible for the Committee System, a company must establish three committees: a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors. A majority of each committee must be outside directors who are not executive officers of the company. The company must then appoint executive officers and representative executive officers by a resolution of the board of directors. Under the Committee System, the executive officers manage the business affairs of a company. While the board of directors is entitled to establish the basic management policy for the company and has decision-making authority over certain prescribed matters, all other decisions related to business affairs may be made by executive officers. When an eligible company adopts the Committee System, its board of statutory auditors is abolished.

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

Our Articles of Incorporation provide for not more than 20 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. From among its members, our Board of Directors elects the Chairman. Our Board of Directors met 10 times during the year ended March 31, 2006. As a group, our Directors attended approximately 96% of the total number of meetings of our Board of Directors.

Compensation Committee

Our Compensation Committee is authorized to determine the policy with respect to the determination of the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each Director and Executive Officer. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Compensation Committee met 3 times during the year ended March 31, 2006. As a group, the member Directors attended 100% of the total number of meetings of our Compensation Committee.

Nomination Committee

Our Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders by our Board of Directors. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Nomination Committee met 2 times during the year ended March 31, 2006. As a group, the member Directors attended 100% of the total number of meetings of our Nomination Committee.

Audit Committee

We have an Audit Committee that, according to our Articles of Incorporation, is authorized to (i) audit the execution by the Directors and the Executive Officers of their duties and formulation of audit reports and (ii) determine the particulars of proposals concerning the election and dismissal of the independent auditor and the non-retention of such independent auditor to be submitted to a general meeting of shareholders by our Board of Directors. With respect to financial reporting, our Audit Committee has the statutory duty to examine our financial statements and business reports to be prepared by Executive Officers designated by our Board of Directors and is authorized to report its opinion to the ordinary general meeting of shareholders. In addition, pursuant to our Regulations of the Audit Committee or resolutions of the Board of Directors concerning matters to be necessary for the performance of functions of the Audit Committee, our Audit Committee has the authority to (i) pre-approve audit or non-audit services provided by the independent auditor for SEC reporting purposes and their fees, (ii) fees for the independent auditor, (iii) establish the procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and (b) the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters, (iv) approve the annual audit planning of the independent auditor and accounting firms.

This committee is currently composed of Haruo Tsuji, Fumihide Nomura and Koji Tajika. Haruo Tsuji is the Chairman of this committee. Our Audit Committee met 23 times during the year ended March 31, 2006. As a group, the member Directors attended approximately 99% of the total number of meetings of our Audit Committee.

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

Information Concerning Our Executive Officers

Our Executive Officers have the authority to determine the matters delegated by the resolutions of our Board of Directors and execute our business activities. Our Articles of Incorporation provide for not more than 45 Executive Officers. Executive Officers are elected at a meeting of our Board of Directors meeting, and the normal term of Executive Officers is one year, although they may serve any number of consecutive terms. Some of the Executive Officers appointed by our Board of Directors are members of our Group Executive Management Committee where they discuss or determine important matters concerning our group management.

Corporate Governance Practices

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as Nomura, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Nomura. The information set forth below is current as of June 28, 2006.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	In accordance with the Corporation Law of Japan, Nomura has elected to adopt the Committee System, under which, among other things, it has established an Audit Committee, a Nomination Committee and a Compensation Committee under its Board of Directors. Under the Corporation Law of Japan, Nomura is not required to have outside directors comprising a majority of its Directors, but is required to have on each committee at least three Directors, a majority of whom must be “outside” Directors. Nomura has eleven Directors, four of whom are outside Directors. An outside director of a corporation is defined under the Corporation Law of Japan as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Nomura provides an alternative forum to such executive sessions for its outside Directors where its outside Directors will discuss Nomura’s corporate governance practices or procedures. According to the request of its outside Directors, certain Executive Officers or employees attended the forum in order to take note or answer questions by its outside Directors. Such forum was held two times during the year ended March 31, 2006. Such forum will be held at least once a year.

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	Nomura has an Audit Committee consisting of three Directors, two of whom are outside Directors under the Corporation Law of Japan and all of whom are independent directors under the Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Audit Committee is charged with the responsibility to monitor the performance of the Directors and Executive Officers of Nomura and to propose the appointment or dismissal of its accounting auditors and accounting firm. The Audit Committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	Nomura has a Nomination Committee consisting of three Directors, two of whom are outside Directors. The Nomination Committee is charged with the responsibility to propose to the general meeting of shareholders the election or dismissal of Directors.

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	Nomura has a Compensation Committee consisting of three Directors, two of whom are outside Directors. The Compensation Committee is charged with the responsibility to determine the compensation of each Director and Executive Officer of Nomura.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Corporation Law of Japan, Nomura must obtain resolution of board directors with respect to equity compensation plan. However, if Nomura desires to adopt an equity compensation plan under which stock acquisition warrants are granted with specially favorable conditions, such a plan must be approved by a “special” resolution adopted at a general meeting of shareholders. A special resolution requires as a quorum one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting.

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

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2004	2005	2006
Japan	11,063	11,065	11,302
Europe	1,403	1,535	1,515
Americas	866	1,026	1,073
Asia (other than Japan) and Oceania	655	718	778

Total	13,987	14,344	14,668

Japan

In Japan, as of March 31, 2006, we had 11,302 employees, of which 6,303 were engaged in Domestic Retail, 611 were engaged in Global Markets, 689 were engaged in Global Investment Banking, 56 were engaged in Global Merchant Banking and 647 were engaged in Asset Management.

As of March 31, 2006, 7,679 of Nomura Securities’ employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Pursuant to this contract, salaries and bonuses are negotiated with the labor union based on our overall performance during the relevant fiscal period and our financial position.

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

Overseas

As of March 31, 2006, we had 3,366 employees overseas, including 1,515 in Europe, 1,073 in the Americas and 778 in Asia (excluding Japan) and Oceania.

Most of our overseas professional employees receive salaries as well as incentive compensation in the form of bonuses and profit sharing. Compensation for some of our employees consists largely of incentive compensation. Our employees overseas are not unionized.

We have not experienced any strikes or other labor disputes overseas and consider our overseas employee relations to be excellent.

Private equity entities

Nomura Principal Finance Co., Ltd. (“NPF”) engages in private equity business in Japan. As of March 31, 2006, NPF investments accounted for as consolidated subsidiaries (“Private equity entities”) had 4,051 employees mainly in Japan.

	As of March 31,
	2004	2005	2006
Private equity entities	2,711	9,982	4,051

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of June 28, 2006. As of that date, none of them owned 1% or more of our issued and outstanding shares.

Directors

Name	Number of Shareholdings
Junichi Ujiie	101,235
Nobuyuki Koga	55,053
Hiroshi Toda	28,300
Kazutoshi Inano	88,100
Nobuyuki Shigemune	24,900
Yukio Suzuki	10,698
Masaharu Shibata	5,000
Hideaki Kubori	0
Haruo Tsuji	4,000
Fumihide Nomura	188,626
Koji Tajika	0

Total	505,912

Executive Officers

Name	Number of Shareholdings
Nobuyuki Koga	See above
Hiroshi Toda	See above
Kazutoshi Inano	See above
Masanori Itatani	40,012
Akihiko Nakamura	8,081
Akihito Watanebe	11,000
Tetsu Ozaki	14,249
Masafumi Nakada	3,203
Noriaki Nagai	7,800
Hideyuki Takahashi	7,335
Yugo Ishida	13,399

Total	276,533

For information regarding stock options granted to our Directors and Executive Officers, see “Equity-Based Compensation” under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

As of March 31, 2006, to our knowledge, no person beneficially held, directly or indirectly, more than 5% of Nomura’s then outstanding common stock. To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2006, there were 199 record shareholders of Nomura with addresses in the United States, and those U.S. holders held 345,853,423 shares of Nomura’s common stock, representing 17.6% of Nomura’s then outstanding common stock. As of March 31, 2006, there were 83,969,499 ADSs outstanding, representing 83,969,499 shares of Nomura’s common stock or 4.3% of Nomura’s then outstanding common stock.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building Co., Ltd. (“NLB”) owned a substantial portion of our leased office space in Japan prior to August 1, 2004. NLB currently owns some of our leased office space in Japan after demergering NLB’s facility management business, which includes the ownership, lease, maintenance and administration of real estate properties as places of business and offices, etc to Nomura Facilities, Inc. (former Nomura Realty Capital Management Co., Ltd.). We held 37.8% of NLB’s outstanding share capital at March 31, 2006. Other major shareholders of NLB were Nomura Research Institute, Ltd. (“NRI”), holding 18.8%, JAFCO Co., Ltd, holding 18.8%, and Obayashi Corporation, holding 14.8%.

For the year ended March 31, 2006, we paid ¥3,174 million in rent to NLB. As of March 31, 2006, we had ¥5,493 million in lease deposits with NLB.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides investigation/research services and management consulting services. We are one of the major customers of NRI.

In May 18, 2004, we acquired an additional 17.2% equity interest in NRI for ¥81,214 million at quoted market price from NLB. As a result of this issuance, our equity interest in NRI increased to 42.2% and NLB’s equity interest in NRI declined to 0.4%. In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 millions of its shares from Nomura in November 2005 at a value of ¥44,000 million. As a result, our equity interest in NRI declined to 36.9% at March 31, 2006.

For the year ended March 31, 2006, we purchased ¥54,145 million worth of software and computer equipment, and paid NRI ¥27,941 million for other services.

Directors

Our Director Mr. Fumihide Nomura serves as President of Nomura Shokusan Co., Ltd. (“Shokusan”) incorporated in Japan, which is principally engaged in real-estate leasing. Shokusan leases a commercial property to our subsidiary, Nomura Facilities, Inc. During the year ended March 31, 2006, Nomura Facilities, Inc. had paid ¥29 million in monthly rent to Shokusan. This transaction was in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. We hold approximately 0.8% of Shokusan’s outstanding stocks.

Our Director Mr. Masaharu Shibata’s daughter is employed in our subsidiary Nomura Securities International, Inc. (“NSI”), a registered broker-dealer in the United States. She is a vice president of the Investor Relations & Corporate Services. Her compensation is determined by NSI on no more favorable terms than those applicable to employees with equivalent qualifications and responsibilities.

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

In 1998, one of our European subsidiaries, Nomura Principal Investment plc, acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank (through its relationship with a Dutch company as the holder of the shares). On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

Nomura Principal Investment and Nomura International plc are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding Nomura Principal Investment’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB.

The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages of $4.4 billion. CSOB is also pursuing a legal action before the Czech courts seeking damages of $629 million against Nomura Principal Investment, Nomura International and others arising out of IPB’s sale of a Czech brewery. We believe that all such claims brought against us are without merit and we are vigorously defending them.

Furthermore, in March 2006, the International Arbitral Tribunal presiding over the Dutch company’s claim against the Czech Republic (brought under the Bilateral Investor Treaty between the Netherlands and the Czech Republic) issued an award on liability in favour of the Dutch company, holding the Czech Republic’s actions pertaining to IPB to be a breach of its obligation under the Treaty for fair and equitable treatment. In May 2006, the Czech Republic lodged an appeal against this award with the Swiss Federal Supreme Court as the seat of the arbitration is Geneva. As a result, the next phase of the arbitration proceedings, in which the quantum of damages to be paid by the Czech Republic will be assessed, is presently on hold.

Dividend Policy

We paid a year-end cash dividend of ¥36, which comprises an amount of ¥24 added to the target dividend amount of ¥12, and interim dividend of ¥12 per share in respect of the year ended March 31, 2006. Accordingly, the annual cash divided per share for the year ended March 31, 2006 was ¥48.

On April 28, 2006, we announced that we introduced new dividend policy and quarterly dividend payments. When determining the amount of any cash dividend, we will first decide target dividend amounts, the minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When we achieve a sufficient level of profit, we will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. We seek to ensure sustainable growth of its target dividend in the mid- to long-term.

As for retained profits, we intend to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

The quarterly payments structure was made possible by Japan’s new Corporation Law, taken effect on May 1, 2006, which abolished the limits on the frequency of dividend payments. On the same day, we announced that we raised annual target dividend amount to ¥32 per share for the year ending March 31, 2007. This represents an ¥8 per share increase compared to the target dividend amount for the year ended March 31, 2006. The payment and dividend amounts are formally determined by a resolution of the Board of Directors. In line with the dividend policy, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be decided taking into consideration a payout ratio of over 30%.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2006.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Calendar Year	High	Low	High	Low
Annual highs and lows
2001 (for the ADSs, starting on December 17, 2001)	¥2,890	¥1,451	$13.05	$11.35
2002	2,190	1,190	17.40	8.91
2003	2,125	1,087	19.11	9.07
2004	1,966	1,278	18.66	12.05
2005	2,320	1,295	19.73	11.65
Quarterly highs and lows
2004
First Quarter	1,930	1,616	18.66	14.93
Second Quarter	1,966	1,570	18.60	13.60
Third Quarter	1,632	1,400	15.01	12.72
Forth Quarter	1,498	1,278	14.60	12.05
2005
First Quarter	1,598	1,344	15.25	12.80
Second Quarter	1,513	1,295	13.97	11.93
Third Quarter	1,800	1,304	15.86	11.65
Forth Quarter	2,320	1,622	19.73	14.17
Monthly highs and lows
2005
December	2,320	1,976	19.73	16.95
2006
January	2,350	1,960	20.46	17.50
February	2,320	2,005	19.58	17.72
March	2,630	2,165	22.43	18.89
April	2,770	2,500	23.35	21.88
May	2,680	2,175	24.30	19.51
June (through June 28)	2,260	1,959	20.08	16.96

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for our Common Stock is the Tokyo Stock Exchange, Inc. Our Common Stock has been listed on the Tokyo Stock Exchange, Inc., the Osaka Securities Exchange Co., Ltd. and the Nagoya Stock Exchange, Inc. since 1961.

In December 2001, we listed our Common Stock on New York Stock Exchange in the form of ADSs evidenced by ADRs. Each ADS represents one share of Common Stock. Our Common stock has been listed on the Singapore Stock Exchange since 1994.

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

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal or arrangement in which the Director is materially interested, but, under the Corporation Law of Japan (hereinafter referred to as the “Corporation Law”), which came into effect on May 1, 2006, and our Regulations of the Board of Directors, a Director must abstain from voting on such matters at meetings of the Board of Directors.

The Corporation Law provides that, under the Committee System, the compensation committee determines the compensation for directors and executive officers. The compensation committee must first establish a policy with respect to the determination of the individual compensation of each director and executive officer and then for each individual case determine the amount of compensation, the calculation method as to variable compensation and/or define components of non-monetary compensation for each director and executive officer in accordance with the established policy.

Pursuant to the Corporation Law, under the Committee System, the board of directors may delegate to executive officers powers regarding the incurrence by a company of a significant loan from a third party. Our Executive Officers are delegated such powers by our Board of Directors.

There is no mandatory retirement age for our Directors under the Corporation Law or our Articles of Incorporation.

There is no requirement concerning the number of shares an individual must hold in order to qualify him or her as a Director of Nomura under the Corporation Law or our Articles of Incorporation.

Pursuant to the Corporation Law and our Articles of Incorporation, we may, by resolution of our Board of Directors, release the liabilities of any Directors or Executive Officers to us for damages suffered by us due to their acts taken in good faith and without gross negligence, to the extent permitted by the Corporation Law and our Articles of Incorporation. In addition, we may execute with outside Directors agreements that limit their liabilities to us for damages suffered by us due to their acts in good faith and without gross negligence, to the extent permitted by the Corporation Law and our Articles of Incorporation. See Item 6. C. Board Practices, “Limitation of Liabilities of Some Directors” above.

Holding of Our Shares by Foreign Investors

Other than the Japanese unit share system that is described in “Rights of Our Shareholders—Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

Set forth below is general information relating to our common stock, including brief summaries of the relevant provisions of our Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Corporation Law and related legislation.

General

Under our Articles of Incorporation, the authorized share capital is 6,000,000,000 shares, of which 1,904,864,196 shares were issued and outstanding as of March 31, 2006. All issued shares are fully-paid and non-assessable, and are in registered form. Under the Corporation Law shares are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered in our register of shareholders, in accordance with our Share Handling Regulations. For this purpose, shareholders are required to file their names, addresses and seals with our share registrar. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on our register of shareholders. Each participating shareholder will in turn be registered in our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers or both, have the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant parts of the law will come into effect within five years of the date of promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, will be subject to the new central clearing system. On the same day, all existing share certificates of all Japanese companies listed on any Japanese stock exchange, including our shares, will become null and void and the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

Distribution of Surplus

Under the Corporation Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). We may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus”. Under the Corporation Law, distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders. However, according to the Corporation Law our Articles of Incorporation provide that our Board of Directors has the authority to decide to make distributions of Surplus except for limited exceptions as provided by the Corporation Law, since we have satisfied the following requirements:

(a)	the normal term of office of our Directors is not longer than one year; and

(b)	our non-consolidated annual financial statements and certain documents for the last fiscal year present fairly our assets and profit or loss, as required by the ordinances of the Ministry of Justice.

Under our Articles of Incorporation, dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of June 30, September 30, December 31 or March 31 of each year pursuant to a resolution of our Board of Directors. In addition, under the Corporation Law and our Articles of Incorporation, we may make further distributions of Surplus by resolution of our Board of Directors. Under our Articles of Incorporation, we are not obliged to pay any dividends that are left unclaimed for a period of three years after the date on which they first became payable.

Distributions of Surplus may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of our Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of our Board of Directors, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders.

For information as to Japanese taxes on dividends, see “Japanese Taxation” under Item 10.E. of this annual report.

Restriction on Distributions of Surplus

When we make a distribution of Surplus, we must, until the aggregate amount of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital, set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A” = the total amount of ‘other capital surplus’ and ‘other retained earnings’ each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year;

“B” = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof;

“C” = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” = (if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” = (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of Surplus so distributed;

“G” = certain other amounts set forth in ordinances of the Ministry of Justice, including (if we have reduced Surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the amount set aside in our additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a)	the book value of our treasury stock;

(b)	the amount of consideration for our treasury stock disposed of by us after the end of the last fiscal year; and

(c)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of good will and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on our non-consolidate balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

If we have become at our option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in the ordinances of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Corporation Law) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be approved by the Board of Directors and audited by our Audit Committee and independent auditors, as required by the ordinances of the Ministry of Justice.

Stock Splits

In accordance with the Corporation Law, our Board of Directors has by resolution delegated to our Executive Management Board powers to make stock splits, regardless of the value of net assets (as appearing in our latest non-consolidated balance sheet) per share. Under the Corporation Law, when we issue new shares in the future, the entire amount of issue price of those new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the issue price as additional capital. By resolution of our Executive Management Board, we may make a stock split within an amount of stated capital or by transferring the whole or any part of additional paid-in capital and legal reserve to stated capital.

In accordance with the Corporation Law, our Board of Directors has by resolution delegated to our Executive Management Board powers to increase the authorized shares up to the number reflecting the rate of stock splits and amend our Articles of Incorporation to this effect without the approval of a shareholders’ meeting. For example, if each share became three shares by way of a stock split, we may increase the authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

Japanese Unit Share System

Our Articles of Incorporation provide that 100 shares constitute one “unit”. The Corporation Law permits us, by resolution of our Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend our Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

Transferability of Shares Representing Less Than One Unit. Our Articles of Incorporation and Share Handling Regulations provide that no share certificates shall, in general, be issued with respect to any shares constituting less than one unit, except in limited circumstances. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable. Because transfer of ADRs does not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system, the deposit agreement provides that the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares. A holder of shares representing less than one unit may at any time request us to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange, Inc. (hereinafter referred to as the “Tokyo Stock Exchange”) on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, except in limited circumstances as provided by our Share Handling Regulations. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to our Share Handling Regulations. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Right of a Holder of Shares Representing Less than One Unit to Purchase from Us Its Shares up to a Whole Unit. Our Articles of Incorporation provide that a holder of shares representing less than one unit may request us to sell any fractional shares it may have to such holder so that the holder can raise its fractional ownership up to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell becomes effective or (b) if no sale has taken place on the Tokyo Stock

Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, except in limited circumstances as provided by our Share Handling Regulations. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to our Share Handling Regulations.

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

A holder of shares representing less than one unit does not have any rights related to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to institute a representative action by shareholders.

In accordance with the Corporation Law, our Articles of Incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our Articles of Incorporation including the following rights:

•	to receive dividends,

•	to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares, corporate split or merger,

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders, and

•	to participate in any distribution of surplus assets upon liquidation.

Ordinary General Meeting of Shareholders

We normally hold our ordinary general meeting of shareholders in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Corporation Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a nonresident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Corporation Law, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Corporation Law and our Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares having voting rights are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Corporation Law provides that certain important matters shall be approved by a “special resolution” of general meeting of shareholders. Our Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important maters include:

•	a reduction of stated capital,

•	amendment of the articles of incorporation (except amendments which the board of directors (or under the Committee System, executive officers) are authorized to make under the Corporation Law),

•	the removal of a corporate auditor,

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a corporate split requiring shareholders’ approval,

•	the transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval,

•	any issuance of new shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price,

•	any issuance of stock acquisition rights (as defined in “Stock Acquisition Rights” below) (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions,

•	purchase of shares by us from a specific shareholder other than our subsidiary,

•	consolidation of shares, and

•	release of part of directors’, statutory auditors’, independent auditor’s or executive officers’ liabilities to their corporation.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation when we issue new shares. Under the Corporation Law, our Executive Management Board, which has been delegated by our Board of Directors with the authority to issue new shares, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior notice to shareholders of the record date.

Stock Acquisition Rights

We may issue warrants to subscribe for new shares (hereinafter referred to as “stock acquisition rights”) as warrants on their own or attached to bonds to any persons. Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by our Executive Management Board, which has been delegated by our Board of Directors with the authority to issue stock acquisition rights, unless it is made under “specially favorable” conditions in which case special resolution of general meeting of shareholders is required. In issuing stock acquisition rights, notice must be given at least two weeks prior to the date for allotment in the form of individual notice or public notice. Under the Corporation

Law we will not be required to make such notice if we make relevant securities filing or reporting under the Securities and Exchange Law (the “SEL”) at least two weeks prior to the date for allotment, subject to the requirements provided by the ordinance of the Ministry of Justice.

A special resolution of our ordinary general meeting of shareholders held on June 28, 2006 authorizes us to issue up to 100,000 stock acquisition rights, each of which represents a right to subscribe for 100 shares of common stock, for 10,000,000 shares of common stock, to Nomura’s directors, executive officers and employees and its subsidiaries’ directors, statutory auditors, executive officers and employees. See “Item 6. Directors and Senior Management and Employees, B. Compensation, Equity Based Compensation” above.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Share Registrar

Mitsubishi UFJ Trust and Banking Corporation is the share registrar for our shares. Mitsubishi UFJ Trust’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

The close of business on June 30, September 30, December 31 and March 31 are the record dates for our distributions of Surplus (dividends), if any. A holder of shares constituting one or more whole units, who is registered as a holder on our register of shareholders at the close of business as of March 31, is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the year ended on March 31. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Us of Shares

We may acquire our shares (i) by soliciting all our shareholders to offer to sell our shares held by them (in this case, certain terms of such acquisition, such as the total number of our shares to be purchased, the total amount of consideration and the stock acquisition period which shall not exceed one year, shall be set by a resolution of the Board of Directors in advance, and each acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Board of Directors that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter). This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “Distributions of Surplus”.

We may hold our shares acquired in compliance with the provisions of the Corporation Law, and may generally dispose of or cancel such shares by resolutions of the Board of Directors.

In addition, we may acquire our shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Japanese Unit Share System” above.

Report of Substantial Shareholdings

The SEL requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. With certain exceptions, a similar report must also be filed to reflect any change of 1% or more in the above shareholding or any change in material matters set out in any previous filed reports. Copies of any reports must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares are listed. For this purpose, shares issuable to a person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

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

On June 28, 2006, the closing price of our shares on the Tokyo Stock Exchange was ¥2,035 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥ 2,999 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥4,999, or fall to between ¥1,500 and ¥1,999. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Equal to or greater than	¥1,500	Less than	¥2,000	¥300
Equal to or greater than	2,000	Less than	3,000	400
Equal to or greater than	3,000	Less than	5,000	500

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income or to Japanese tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We do not expect our shares and ADSs to be treated as stock of a PFIC for United States federal income tax purposes for 2005, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation, such as Nomura, that is primarily engaged in an active business as a securities dealer is not entirely clear.

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

If you own shares or ADSs in a PFIC that are regularly traded on a qualified exchange, they will be treated as marketable stock, and you may elect to mark your shares or ADSs to market. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. We urge you to speak to your tax advisor regarding the availability and advisability of this election.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as opposed to an increase of value of shares) from Japanese tax perspectives. Due to the 2001 Japanese tax legislation effective from April 1, 2001, a conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xv) of the Japanese Corporation Tax Law Enforcement Order).

Under the 2001 tax legislation, deemed dividend taxation system has been drastically changed. Under the new rule, if we purchase our listed shares by way of a tender offer, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the purchase price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) of the same law. On the other hand, no deemed dividend is required to recognize if we purchase our shares at/through the stock market due to the difficulty to identify each shareholder who sold our shares (Articles 24(1) (iv) and 61-2(xi) of the Japanese Corporation Tax Law and Article 23(3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders, no deemed dividend is required to recognize until March 31, 2007 due to the operation of a temporary measurement (Article 9-6 of the Japanese Special Tax Measurement Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled were previously deemed to have received a dividend corresponding to the increase of share value by the share cancellation, under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders (both individuals and corporations) whose shares are not canceled.

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2008 (15% rate will apply thereafter) except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Under the new tax treaty between United States and Japan of which withholding tax treatments is applicable effective from July 1, 2004, the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified US residents eligible to enjoy treaty benefits. It shall be noted that, under the new tax treaty between US and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified US residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by us are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See “Rights of Our Shareholders” under Item 10.B of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called preservation doctrine, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our business is subject to various risks. These risks are classified broadly into a portfolio risk and non-portfolio risk. The portfolio risk is that our positions are affected mainly by market price changes or the credit situations of our clients. The process of managing these risks is an integral part of management’s responsibilities. Financial innovation in global business activities can lead to complex interactions among risks. We recognize the importance of identifying, evaluating, monitoring and managing our risk profile.

Global Risk Management Structure

1) Monitoring and Management by Global Risk Management Unit

We have an independent global risk management unit headquartered in Tokyo in addition to the risk management which takes place at each level of our business. The global risk management unit monitors and manages the various risks that we face in our business activities based on the capital allocation rule or the global risk control policy which our Group Executive Management Committee establish. Furthermore, our global risk management headquartered in Tokyo quantifies risk for each of our business and provides risk information to senior management.

Our Group Executive Management Committee determines our strategic direction and allocates resources and capital to each business division such as Domestic Retail Business, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management on the grounds of our business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. Our Group Executive Management Committee also sets each business division’s risk limit that applies across business divisions to all of our trading and investment portfolios for our global business. Each business division utilizes allocated resources and capital with managing their risk limit. Simultaneously our global risk manager monitors the extent of risk exposure at each of our trading units relative to the in-house risk limit assigned to that unit and reports it to senior management daily.

We have carried out the capital management and risk management by a new frame work since April 2006. The purpose of the new frame work is to practice the more detailed risk control that accords with the actual situation of business at the same time to enhance maneuverability and flexibility of the capital management by pushing forward quantification of various risks.

Operational Risk Team has been established in Tokyo risk management since May 2006. Global Risk Management Unit can cover non portfolio risk as well as portfolio risk.

2) The Commitment Committee

In addition to the above structure, the Commitment Committee is set up in order to control risks relating to the less liquid asset investments and important investments from a risk management perspective. Our Commitment Committee is made up of the Executive Officers assigned by the Chairman of the Commitment Committee, while such Chairman is appointed by our President and Chief Executive Officer.

3) Global Risk Management System

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

4) Model Review

We use valued pricing models when some of the financial instruments cannot be valued based upon quoted market prices.

Such models are used for management of risk positions, such as reporting against limits, as well as for valuation. Global risk management unit, independent of business, reviews the models and assesses model appropriateness and consistency. The model reviews consider a number of factors about the model’s suitability for valuation and risk management of a particular product.

Types of Risks Managed

The principal categories of risk that we face in our daily business operations are market, market liquidity, credit, event, operational and legal risks.

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

The following table shows our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of
	Mar. 31, 2005	Apr. 29, 2005	May 31, 2005	Jun. 30, 2005	Jul. 29, 2005	Aug. 31, 2005	Sep. 30, 2005	Oct. 31, 2005	Nov. 30, 2005	Dec. 30, 2005	Jan. 31, 2006	Feb. 28, 2006	Mar. 31, 2006
	(in 100 millions of Yen)
Equity	¥30.0	¥32.9	¥33.1	¥42.0	¥59.7	¥45.0	¥38.5	¥37.9	¥39.3	¥43.7	¥61.0	¥60.5	¥60.4
Interest Rate	27.5	32.0	28.6	32.7	28.5	31.0	31.4	29.5	36.9	36.6	33.2	36.3	32.8
Foreign Exchange	7.4	11.2	8.8	10.0	8.7	10.3	9.7	9.4	9.5	13.4	12.9	16.1	14.0

Sub-total	64.9	76.1	70.5	84.6	96.9	86.4	79.6	76.7	85.7	93.7	107.1	112.9	107.2
Less:
Diversification Benefit	(24.1)	(28.0)	(22.5)	(29.4)	(29.5)	(27.0)	(26.8)	(24.5)	(26.4)	(33.6)	(35.6)	(37.9)	(36.7)

Value at Risk	¥40.7	¥48.1	¥47.9	¥55.2	¥67.3	¥59.4	¥52.9	¥52.2	¥59.3	¥60.0	¥71.5	¥75.0	¥70.4

Value at Risk
(maximum)	¥83.7 : January 27, 2006
(average)	58.6 : Average for the period from April 1, 2005 to March 31, 2006
(minimum)	38.2 : April 15, 2005

	As of
	Mar. 31, 2004	Apr. 30, 2004	May 31, 2004	Jun. 30, 2004	Jul. 30, 2004	Aug. 31, 2004	Sep. 30, 2004	Oct. 29, 2004	Nov. 30, 2004	Dec. 31, 2004	Jan. 31, 2005	Feb. 28, 2005	Mar. 31, 2005
	(in 100 millions of Yen)
Equity	¥33.3	¥30.6	¥31.7	¥30.1	¥34.0	¥93.8	¥56.2	¥39.6	¥32.2	¥28.5	¥28.1	¥30.2	¥30.0
Interest Rate	19.8	16.5	28.0	28.0	30.1	27.4	25.7	27.1	31.2	30.9	27.8	26.8	27.5
Foreign Exchange	4.7	4.0	4.0	4.3	3.1	2.5	2.6	2.5	8.2	5.9	6.4	7.4	7.4

Sub-total	57.7	51.1	63.7	62.5	67.2	123.8	84.5	69.2	71.6	65.4	62.2	64.4	64.9
Less:
Diversification Benefit	(19.1)	(15.5)	(23.2)	(22.2)	(18.5)	(23.7)	(23.3)	(22.8)	(24.4)	(22.4)	(21.0)	(23.5)	(24.1)

Value at Risk	¥38.6	¥35.6	¥40.5	¥40.3	¥48.7	¥100.1	¥61.2	¥46.4	¥47.2	¥43.0	¥41.2	¥40.8	¥40.7

Value at Risk
(maximum)	¥107 : August 25, 2004
(average)	48.4 : Average for the period from April 1, 2004 to March 31, 2005
(minimum)	35 : May 7, 2004

VaR relating to equity risk increased from ¥3,000 million at the end of March 2005 to ¥6,038 million at the end of March 2006 mainly due to a rise of individual equity risk of the block position in listed equity strategy. VaR relating to interest rate risk increased slightly from ¥2,748 million at the end of March 2005 to ¥3,281 million at the end of March 2006. VaR relating to foreign exchange risk increased from ¥739 million at the end of March 2005 to ¥1,396 million at the end of March 2006 mainly due to a rise of USD volatility risk and fx delta risk (USD/YEN, AUD/YEN). We manage the position size according to the market environment.

In the preceding year, VaR relating to equity risk decreased from ¥3,328 million at the end of March 2004 to ¥3,000 million at the end of March 2005 mainly due to the liquidation of credit link note position. Substantial increase of VaR for equity risk from ¥3,401 million in July to ¥9,382 million in August was due to the increase position of Convertible Bonds. VaR relating to interest rate risk increased from ¥1,976 million at the end of March 2004 to ¥2,748 million at the end of March 2005 principally due to the increase of the position on the fixed income products. VaR relating to foreign exchange risk increased from ¥468 million at the end of March 2004 to ¥739 million at the end of March 2005 mainly due to the increased position of foreign exchange derivatives.

Non-trading Risk. A major market risk in our non-trading portfolio relates to operating equity investments held for relationship purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index (“TOPIX”) which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We used regression analysis for the period of the past 90 days between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥15,414 million as of March 31, 2005 and ¥21,774 million as of March 31, 2006. The difference in simulated numbers between March 31, 2005 and March 31, 2006 is due mainly from market value increase in our operating equity investments held for relationship purposes. On March 31, 2005, TOPIX closed at 1,182.18 points and on March 31, 2006, TOPIX closed at 1,728.16 points. This simulation analyzes data for our entire operating equity investments held for relationship purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

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

The credit quality of our trading-related derivatives as of March 31, 2006 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by our internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in

Gain Positions

	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥14	¥55	¥12	¥3	¥73	¥(18)	¥139	¥3	¥136	$1,158
AA	57	107	68	57	99	(137)	251	29	222	1,890
A	38	35	71	14	50	(78)	130	17	113	962
BBB	3	5	26	3	3	(5)	35	4	31	264
BB	0	1	0	—	0	(0)	1	1	0	0
Other(2)	16	7	6	4	81	(15)	99	7	92	783

Sub-total (OTC)	128	210	183	81	306	(253)	655	61	594	5,057
Listed derivatives	48	22	4	1	—	—	75	—	75	638

Total	¥176	¥232	¥187	¥82	¥306	¥(253)	¥730	¥61	¥669	$5,695

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” includes embedded derivatives bifurcated from the notes issued by certain subsidiaries and does not necessarily indicate that the counterparties’ credit is below investment grade.

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

Operational Risk

Operational risk refers to the potential cost associated with criminal or other improper actions taken by our executives and employees, or failure or malfunction of our system management, or the occurrence of external phenomena such as natural disasters. Due to the increased sophistication in security transactions and the outsourcing or systemization of our operations for efficiency purposes, reduction of operational risk has become increasingly essential. We look on our operational risk as Operations Risk and System Risk and manage them as follows;

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

In order to deal with system risk, we have internal regulations on information security management that set out our security policy. We make it the first priority to make these regulations well known and understood by our employees, including the importance of compliance. Also, our users cooperate with system developers such as Nomura Research Institute, Ltd. in developing new systems since the early stage of the development, and we aim to structure these systems that operate in line with our actual business operations. Our users participate in comprehensive tests at the time of releasing important systems. We endeavor to mitigate system risk through appropriate inspections. Furthermore, for important systems, we have a surveillance system which operates 24 hours a day, 365 days a year, and we implement early inspection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where we conduct business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. We manage our legal risk primarily at the level of our regional operations. We have an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout our group and enhancing our internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of our Executive Officers and non-executive Directors including a member of the Audit Committee. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities Co., Ltd. (“NSC”), which consists of the President and Chief Executive Officer and some of the Executive Officers of NSC as well as two outside lawyers, considers major compliance matters. As part of our efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2006, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2006, the disclosure controls and procedures were effective. No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) occurred during the year ended March 31, 2006 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Koji Tajika, a member of the Audit Committee, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. For a description of his business experience, please see Item 6.A of this annual report. Mr. Tajika meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, which are applicable to members of a non-U.S. listed company’s audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual.

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

	Year ended March 31
	2005	2006	2006
	(in millions)
Audit Fees	¥1,281	¥1,914	$16
Audit-Related Fees	210	444	4
Tax Fees	76	130	1
All Other Fees	11	15	0

Total	¥1,578	¥2,503	$21

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

In accordance with the regulations of the Securities and Exchange Commission issued pursuant to Sections 202 and 208 of the Sarbanes-Oxley Act of 2002, our Audit Committee has adopted a pre-approval policy regarding the engagements of our principal accountants. Under the pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval.”

Under the pre-approval procedure for “General Pre-Approval,” our Chief Financial Officer in conjunction with our principal accountants must make a proposal to our Audit Committee for the types of services and estimated fee levels of each category of services to be generally pre-approved. Such proposal must be made no less frequently than annually. The Audit Committee will discuss the proposal and if necessary consult with outside professionals as to whether the proposed services would impair the independence of our principal accountants. If such proposal is accepted, our Audit Committee will inform our CFO and principal accountants of the services that have generally been pre-approved and included in a “General Pre-Approved List.” Our Audit Committee is informed of each such service that is provided.

Under the pre-approval procedure for “Specific Pre-Approval,” if any proposed services are not on the General Pre-Approved List, our CFO must submit an application to our Audit Committee for such services. After reviewing the details and estimated fee levels for each engagement and if necessary consulting with outside professionals as to whether the proposed services would impair the independence of our principal accountants, our Audit Committee may make a specific pre-approval decision on these services. Also, if any approved services in the General Pre-Approved List exceed the fee levels prescribed on the List, our CFO must submit an application to our Audit Committee for new fee levels for such services. Our Audit Committee may make a pre-approval decision after reviewing the details of the services and the estimated fee levels for each engagement.

None of the services described in the first paragraph under this Item 16C were waived from the pre-approval requirement pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We do not avail ourselves of any exemption from the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended March 31, 2006, we acquired 36,595,661 shares of our common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares. For an explanation of the right of our shareholders to demand such repurchases by us, see “Rights of Our Shareholders” under Item 10.B of this annual report. As of March 31, 2006, we had 1,904,864,196 outstanding shares excluding 61,055,664 shares as treasury stock. During the year ended March 31, 2006, no affiliated purchaser of Nomura purchased shares of our common stock.

We had share buyback programs during the year ended March 31, 2006.

On May 18, 2005, we announced that our Board of Directors had approved a resolution to establish a share buyback program in the first quarter of the current fiscal year ending March 31, 2006, in accordance with Article 211-3-1-2 of the Commercial Code of Japan. The share buyback period ran from May 19, 2005, to June 23, 2005, and we were authorized to purchase up to 25 million shares of our common stock or to a maximum of ¥37.5 billion. On June 23, 2005, we announced the result of this buyback program as aggregate number of shares repurchased was 25 million shares and aggregate value of shares repurchased was ¥33.8 billion.

On June 28, 2005, we announced that our Board of Directors approved a resolution to set up a share buyback program of second quarter of the current fiscal year ending March 31, 2006 in accordance with Article 211-3-1-2 of the Commercial Code of Japan. The share buyback will run from July 1, 2005, to September 16, 2005, and have an upper limit of 25 million shares of our common stock or to a maximum of ¥37.5 billion. On September 16, 2005, we announced the result of this buyback program as aggregate number of shares repurchased was 11,501,500 shares and aggregate value of shares repurchased was ¥15.5 billion.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2006.

Month	Total Number of Shares Purchased	Total Number of Shares Sold	Net Number of Shares Purchased or	Average Price Paid per Share (in JPY)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2005	6,010	1,491	4,519	1,446	—	—
May 1 to 31, 2005	8,502,352	1,285	8,501,067	1,359	8,499,200	16,500,800
June 1 to 30, 2005	16,507,596	1,369	16,506,227	1,350	16,500,800	0
July 1 to 31, 2005	4,636,540	855	4,635,685	1,330	4,627,800	20,372,200
August 1 to 31, 2005	6,882,226	810	6,881,416	1,360	6,873,700	13,498,500
September 1 to 30, 2005	6,319	139	6,180	1,538	—	13,498,500
October 1 to 31, 2005	6,988	204	6,784	1,706	—	—
November 1 to 30, 2005	10,850	589	10,261	1,973	—	—
December 1 to 31, 2005	14,409	704	13,705	2,152	—	—
January 1 to 31, 2006	5,884	382	5,502	2,222	—	—
February 1 to 28, 2006	6,810	357	6,453	2,221	—	—
March 1 to 31, 2006	9,677	204	9,473	2,398	—	—

Total	36,595,661	8,389	36,587,272	1,353	36,501,500	—

Nomura recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

As of May 31, 2006, Nomura Holdings had 1,905,297,626 outstanding shares excluding 60,622,234 shares as treasury stock.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation)

1.5	Regulations of the Audit Committee (English translation)

1.6	Regulations of the Compensation Committee (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2005)

2.2

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

4.1	Liabilities Limitation Agreement (English translation) (*)

8.1	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2004)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

(*)	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 28, 2006, in the form of this exhibit.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young ShinNihon

Tokyo, Japan

June 28, 2006

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥585,115	¥991,961	$8,444
Time deposits	419,606	518,111	4,410
Deposits with stock exchanges and other segregated cash	42,513	45,564	388

	1,047,234	1,555,636	13,242

Loans and receivables:
Loans receivable	514,313	682,824	5,812
Receivables from customers	12,037	26,810	228
Receivables from other than customers	697,534	656,925	5,592
Allowance for doubtful accounts	(2,801)	(2,878)	(24)

	1,221,083	1,363,681	11,608

Collateralized agreements:
Securities purchased under agreements to resell	7,201,791	8,278,834	70,470
Securities borrowed	7,187,254	8,748,973	74,472

	14,389,045	17,027,807	144,942

Trading assets and private equity investments (including securities pledged as collateral of ¥7,743,424 million in 2005 and ¥5,610,310 million ($47,755 million) in 2006):
Securities inventory	14,757,597	12,739,805	108,443
Derivative contracts	515,946	592,360	5,042
Private equity investments	326,978	365,276	3,109

	15,600,521	13,697,441	116,594

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥199,863 million in 2005 and ¥211,521 million ($1,800 million) in 2006)	300,553	330,964	2,817
Lease deposits	44,843	47,582	405
Non-trading debt securities (including securities pledged as collateral of ¥10,208 million in 2005 and ¥NIL ($NIL) in 2006)	277,330	220,593	1,878
Investments in equity securities	172,067	219,486	1,868
Investments in and advances to affiliated companies	226,394	223,912	1,906
Deferred tax assets	111,191	145,024	1,234
Assets of discontinued operations	931,674	—	—
Other	166,918	193,909	1,651

	2,230,970	1,381,470	11,759

Total assets	¥34,488,853	¥35,026,035	$298,145

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥520,605	¥691,759	$5,888
Payables and deposits:
Payables to customers	248,089	247,511	2,107
Payables to other than customers	385,660	619,271	5,271
Time and other deposits received	330,216	372,949	3,175

	963,965	1,239,731	10,553

Collateralized financing:
Securities sold under agreements to repurchase	12,603,211	10,773,589	91,706
Securities loaned	5,643,782	6,486,798	55,216
Other secured borrowings	3,419,192	3,002,625	25,558

	21,666,185	20,263,012	172,480

Trading liabilities:
Securities sold but not yet purchased	4,895,054	5,880,919	50,059
Derivative contracts	437,119	646,708	5,505

	5,332,173	6,527,627	55,564

Other liabilities:
Accrued income taxes	31,336	188,770	1,607
Accrued pension and severance costs	77,958	65,041	554
Liabilities of discontinued operations	881,025	—	—
Other	319,625	388,169	3,304

	1,309,944	641,980	5,465

Long-term borrowings	2,827,552	3,598,599	30,632

Total liabilities	32,620,424	32,962,708	280,582

Commitments and contingencies (Note 17)
Shareholders’ equity:
Common stock
No par value share; Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares at March 31, 2005 and 2006	182,800	182,800	1,556
Additional paid-in capital	155,947	159,527	1,358
Retained earnings	1,606,136	1,819,037	15,484

Accumulated other comprehensive (loss) income:
Minimum pension liability adjustment	(24,645)	(14,096)	(120)
Cumulative translation adjustments	(18,083)	(1,129)	(10)

	(42,728)	(15,225)	(130)

	1,902,155	2,146,139	18,268
Less—Common stock held in treasury, at cost—24,657,971 shares and 61,055,664 shares at March 31, 2005 and 2006, respectively	(33,726)	(82,812)	(705)

Total shareholders’ equity	1,868,429	2,063,327	17,563

Total liabilities and shareholders’ equity	¥34,488,853	¥35,026,035	$298,145

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Revenue:
Commissions	¥210,216	¥221,963	¥356,325	$3,033
Fees from investment banking	86,994	92,322	108,819	926
Asset management and portfolio service fees	66,193	78,452	102,667	874
Net gain on trading	229,042	201,686	304,223	2,590
Gain on private equity investments	13,138	7,744	12,328	105
Interest and dividends	343,260	401,379	693,813	5,906
Gain on investments in equity securities	55,888	15,314	67,702	576
Private equity entities product sales	17,640	75,061	88,210	751
Other	23,565	32,316	58,753	500

Total revenue	1,045,936	1,126,237	1,792,840	15,261
Interest expense	242,833	327,047	647,190	5,509

Net revenue	803,103	799,190	1,145,650	9,752

Non-interest expenses:
Compensation and benefits	259,336	274,988	325,431	2,770
Commissions and floor brokerage	19,169	23,910	32,931	280
Information processing and communications	80,031	81,408	89,600	763
Occupancy and related depreciation	54,221	53,534	55,049	469
Business development expenses	23,100	28,214	32,790	279
Private equity entities cost of goods sold	11,852	44,681	48,802	415
Other	72,718	87,620	115,447	983

	520,427	594,355	700,050	5,959

Income from continuing operations before income taxes	282,676	204,835	445,600	3,793

Income tax expense	110,347	110,103	188,972	1,609

Income from continuing operations	172,329	94,732	256,628	2,184
Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million ($637 million) in 2006)	—	—	99,413	846
Income tax expense	—	—	51,713	440

Gain on discontinued operations	—	—	47,700	406

Net income	¥172,329	¥94,732	¥304,328	$2,590

	Yen			Translation into U. S. dollars
Per share of common stock:
Basic—
Income from continuing operations	¥88.82	¥48.80	¥134.10	$1.14
Gain on discontinued operations	—	—	24.92	0.21

Net income	¥88.82	¥48.80	¥159.02	$1.35

Diluted—
Income from continuing operations	¥88.82	¥48.77	¥133.89	$1.14
Gain on discontinued operations	—	—	24.89	0.21

Net income	¥88.82	¥48.77	¥158.78	$1.35

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Common Stock
Balance at beginning of year	¥182,800	¥182,800	¥182,800	$1,556

Balance at end of year	¥182,800	¥182,800	¥182,800	$1,556

Additional paid-in capital
Balance at beginning of year	¥151,328	¥154,063	¥155,947	$1,327
Gain on sales of treasury stock	1,807	14	192	2
Issuance of common stock options	928	1,870	3,388	29

Balance at end of year	¥154,063	¥155,947	¥159,527	$1,358

Retained earnings
Balance at beginning of year	¥1,407,028	¥1,550,231	¥1,606,136	$13,672
Net income	172,329	94,732	304,328	2,590
Cash dividends	(29,126)	(38,827)	(91,427)	(778)

Balance at end of year	¥1,550,231	¥1,606,136	¥1,819,037	$15,484

Accumulated other comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	¥(41,558)	¥(34,221)	¥(24,645)	$(210)
Net change during the year	7,337	9,576	10,549	90

Balance at end of year	¥(34,221)	¥(24,645)	¥(14,096)	$(120)

Cumulative translation adjustments
Balance at beginning of year	¥(22,329)	¥(34,380)	¥(18,083)	$(154)
Net change during the year	(12,051)	16,297	16,954	144

Balance at end of year	¥(34,380)	¥(18,083)	¥(1,129)	$(10)

Common stock held in treasury
Balance at beginning of year	¥(34,941)	¥(32,805)	¥(33,726)	$(287)
Repurchases of common stock	(4,084)	(475)	(49,507)	(421)
Sales of common stock	6,220	129	11	0
Common stock issued to employees	—	—	668	5
Other net change in treasury stock	—	(575)	(258)	(2)

Balance at end of year	¥(32,805)	¥(33,726)	¥(82,812)	$(705)

Number of shares issued
Balance at beginning of year	1,965,919,860	1,965,919,860	1,965,919,860

Balance at end of year	1,965,919,860	1,965,919,860	1,965,919,860

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Net income	¥172,329	¥94,732	¥304,328	$2,590
Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax	(12,051)	16,297	16,954	144
Minimum pension liability adjustment:
Changes in minimum pension liability during the year	12,445	15,738	18,412	157
Deferred income taxes	(5,108)	(6,162)	(7,863)	(66)

Total	7,337	9,576	10,549	91

Total other comprehensive (loss) income	(4,714)	25,873	27,503	235

Comprehensive income	¥167,615	¥120,605	¥331,831	$2,825

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Cash flows from operating activities from continuing operations:
Income from continuing operations	¥172,329	¥94,732	¥256,628	$2,184
Adjustments to reconcile income from continuing operations to net cash used in operating activities:
Depreciation and amortization	33,706	38,163	42,812	364
Stock-based compensation	928	1,870	3,388	29
Gain on investments in equity securities	(55,888)	(15,314)	(67,702)	(576)
Equity in earnings of affiliates, net of dividends received	(8,689)	(7,416)	(26,695)	(227)
Loss on disposal of office buildings, land, equipment and facilities	3,335	1,642	8,777	75
Deferred income tax (benefit) expense	1,913	5,710	(23,540)	(200)
Changes in operating assets and liabilities:
Time deposits	174,331	(157,971)	(81,193)	(691)
Deposits with stock exchanges and other segregated cash	(7,485)	3,036	(440)	(4)
Trading assets and private equity investments	(4,808,112)	(1,552,822)	2,302,636	19,600
Trading liabilities	2,152,243	(738,575)	1,084,026	9,227
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,297,514	1,402,270	(3,107,197)	(26,449)
Securities borrowed, net of securities loaned	(1,576,454)	483,804	(761,584)	(6,483)
Other secured borrowings	1,747,519	831,974	(416,566)	(3,546)
Loans and receivables, net of allowance	135,821	(158,640)	(75,773)	(645)
Payables and deposits received	592,779	(478,796)	157,956	1,345
Accrued income taxes, net	80,273	(69,418)	171,016	1,456
Other, net	(14,438)	36,822	(32,876)	(280)

Net cash used in operating activities from continuing operations	(78,375)	(278,929)	(566,327)	(4,821)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(39,303)	(59,348)	(83,983)	(715)
Proceeds from sales of office buildings, land, equipment and facilities	1,341	2,645	1,557	13
Payments for purchases of investments in equity securities	(61)	(79)	(2,126)	(18)
Proceeds from sales of investments in equity securities	24,309	12,985	10,523	90
Decrease (increase) in non-trading debt securities	61,705	(71,604)	56,824	484
Business combinations, net of cash acquired	(29,491)	(25,704)	(4,711)	(40)
Decrease in investments in and advances of affiliated companies, net	27,001	19,284	49,268	419
Other, net	(30)	(3)	87	1

Net cash provided by (used in) investing activities from continuing operations	45,471	(121,824)	27,439	234

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	712,675	844,659	1,656,317	14,099
Decrease in long-term borrowings	(551,897)	(495,455)	(943,086)	(8,028)
Increase in short-term borrowings, net	76,982	70,181	175,910	1,497
Proceeds from sales of common stock	8,027	143	871	7
Payments for repurchases of common stock	(4,084)	(475)	(49,507)	(421)
Payments for cash dividends	(43,686)	(33,992)	(42,290)	(360)

Net cash provided by financing activities from continuing operations	198,017	385,061	798,215	6,794

Effect of exchange rate changes on cash and cash equivalents	(18,978)	13,697	16,419	140

Discontinued operations:
Net cash provided by (used in) discontinued operations from
Operating activities	—	—	28,856	246
Investing activities	—	—	(19,178)	(163)
Financing activities	—	—	(12,067)	(103)
Proceeds from sales of discontinued operations	—	—	131,100	1,116
Payments for purchase of discontinued operations	—	(50,262)	—	—
Cash and cash equivalents classified as discontinued operations	—	—	2,389	20

	—	(50,262)	131,100	1,116
Net increase (decrease) in cash and cash equivalents	146,135	(52,257)	406,846	3,463
Cash and cash equivalents at beginning of the year	491,237	637,372	585,115	4,981

Cash and cash equivalents at end of the year	¥637,372	¥585,115	¥991,961	$8,444

Supplemental disclosure:
Cash paid during the year for—
Interest	¥259,231	¥382,494	¥708,107	$6,027

Income tax payments, net	¥28,160	¥173,811	¥41,496	$353

Non cash activities—
Business combination

Assets acquired, excluding cash and cash equivalents at the date of business combination, and debt assumed were ¥49,496 million and ¥18,855 million for the year ended March 31, 2004, respectively. Assets acquired, excluding cash and cash equivalents at the date of business combination, and debt assumed were ¥198,355 million and ¥183,156 million for the year ended March 31, 2005, respectively. Assets acquired, excluding cash and cash equivalents at the date of business combination, and debt assumed were ¥1,836 million ($16 million) and ¥1,576 million ($13 million) for the year ended March 31, 2006, respectively.

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

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Domestic Retail, Global Markets, Global Investments Banking, Global Merchant Banking and Asset Management.

In Domestic Retail business, Nomura provides principally investment consultation services mainly to individual customers in Japan. In Global Markets business, it is composed of three business lines: Global Fixed Income, Global Equity and Asset Finance. Nomura is engaged in principally sales and trading of equity, bond and currency exchange on a global basis to institutions domestically and abroad. In Global Investment Banking business, Nomura provides wide array of investment banking services such as underwriting of bond, equity and other, mediation of M&A and financial advice business in major world financial market. In Global Merchant Banking business, Nomura invests in private equity business for an increase in the corporate value of investee companies. In Asset Management business, Nomura provides principally development and management of investment trusts, and investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”), the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

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

Discontinued operations—

On January 31, 2006, Nomura sold its stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in Nomura’s private equity business and accounted for as a consolidated subsidiary. In the year

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended March 31, 2006, MR has been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations and cash flows are separately reported. Also, all amounts in previous years related to the discontinued operations are excluded in the footnotes to the consolidated financial statements.

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

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

Private equity business—

The investments in private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to “private equity entities.”

Private equity investments accounted for at fair value are based on Nomura’s assessment of each underlying investment. The investments, by their nature, have little or no price transparency. Investments are initially carried

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has declined below the carrying value. In reaching that determination, Nomura uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. See Note 4 for further discussion of private equity business.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 8 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥28,595 million, ¥30,050 million and ¥30,817 million ($262 million), and in Occupancy and related depreciation in the amount of ¥5,111 million, ¥8,113 million and ¥11,995 million ($102 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

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

Nomura recorded non-cash impairment charges of ¥538 million, ¥nil million and ¥250 million ($2 million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2004, 2005 and 2006, respectively. These losses are included in consolidated statements of income under Non-interest expenses—Other. The revised carrying values of these assets were based on the market or fair value of the assets.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥145,932 million and ¥26,135 million at March 31, 2005 and ¥205,214 million ($1,747 million) and ¥14,272 million ($121 million) at March 31, 2006, respectively.

Investments in equity securities for other than operating purposes include investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other. Such investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥4,379 million and ¥6,260 million at March 31, 2005 and ¥15,976 million ($136 million) and ¥10,799 million ($92 million) at March 31, 2006, respectively.

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

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect all of the securities with potential dilutive effect.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and intangible assets—

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” these assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” SFAS No. 123-R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. In April 2005, the Securities and Exchange Commissions approved postponing the effective date for applying the provision of SFAS No. 123-R until fiscal years beginning after June 15, 2005. As Nomura accounts for stock-based compensation under SFAS No. 123, the impact of adopting SFAS No. 123-R is not expected to be significant.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 04-5 (“EITF 04-5”), “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate the limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance is effective for existing partnership agreements for financial reporting periods beginning after December 15, 2005 and immediately for all new limited partnership agreements and any limited partnership agreements that are modified. Nomura is currently assessing the impact of the adoption of EITF 04-5.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This Statement permits an entity to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. Nomura is currently assessing the impact and timing of adoption of the proposed guidance.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.140.” This Statement requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. This Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. It is allowed for an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities for each class: (1) the amortization method or (2) the fair value measurement method. Separate presentation of servicing assets and servicing liabilities subsequently measured at fair value are required in the statement of financial position. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with the earlier adoption permitted under certain conditions. Nomura is currently assessing the impact and timing of adoption of the Statement.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥117.48 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

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

Securities inventory and securities sold but not yet purchased

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Non-trading debt securities on the consolidated balance sheets at March 31, 2005 and 2006, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities inventory, including ones that are disclosed parenthetically as Securities pledged as collateral and Securities sold but not yet purchased at March 31, 2005 and 2006 consist of trading securities at fair value classified as follows:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2005		2006		2006
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased
Equity securities and convertible bonds	¥2,387,992	¥639,919	¥3,460,712	¥603,743	$29,458	$5,139
Government and government agency bonds	9,080,814	3,916,141	5,963,420	4,751,230	50,761	40,443
Bank and corporate debt securities	1,494,890	267,197	1,677,309	228,121	14,277	1,942
Commercial paper and certificates of deposit	16,000	—	30,995	—	264	—
Options and warrants	58,639	70,652	139,437	297,758	1,187	2,534
Mortgage and mortgage-backed securities	1,056,212	1,145	1,264,993	67	10,768	1
Beneficiary certificates and other	663,050	—	202,939	—	1,728	—

	¥14,757,597	¥4,895,054	¥12,739,805	¥5,880,919	$108,443	$50,059

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including Securities pledged as collateral, represented 26.3% and 17.0% of Nomura’s total assets as of March 31, 2005 and 2006, respectively.

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

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to/from financial institutions under agreements known as lending and borrowing debt and equity securities contracts. Under these agreements, Nomura lends and borrows debt and equity securities without collateral. At March 31, 2005 and 2006, the aggregate contractual amounts of debt and equity securities

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

borrowing contracts without collateral were ¥603 billion and ¥1,444 billion ($12 billion), respectively. There were no securities lending contracts without collateral at March 31, 2005 or 2006.

The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities and the portion that has been sold or repledged at March 31, 2005 and 2006 are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2005	2006	2006
The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥18,747	¥22,061	$188
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	14,448	16,125	137

In the normal course of business, Nomura enters into Gensaki transactions which involve selling securities to customers and repurchasing them from the customers on a specific future date at a specific price. As the Gensaki transactions are recorded as sales, the related securities and repurchase obligations are not reflected on the accompanying consolidated balance sheets. As of March 31, 2005 and 2006, securities sold under Gensaki agreements but not yet reacquired amounted to ¥52,000 million and ¥NIL, respectively. The contractual repurchase value of the above Gensaki transactions at March 31, 2005 and 2006 approximated the market value of the securities at those dates.

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

Financial instruments pledged without the right to sell or repledge as collateral

Assets owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at March 31, 2005 and 2006, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Trading assets:
Equity securities and convertible bonds	¥176,968	¥50,319	$428
Government and government agency bonds	344,194	419,391	3,570
Bank and corporate debt securities	510,006	578,000	4,920
Warrants	—	1,642	14
Mortgage and mortgage-backed securities	655,868	918,465	7,818
Beneficiary certificates and others	—	75,768	645

	¥1,687,036	¥2,043,585	$17,395

Non-trading debt securities	¥51,133	¥55,090	$469
Investments in and advance to affiliated companies	¥46,022	¥128,811	$1,096
Other	¥5	¥5	$0

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF Issue No. 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Nomura defers recognition of certain gains and losses at the inception of a contract in accordance with EITF Issue No. 02-3.

The table below discloses the fair values at March 31, 2005 and 2006 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Trading Assets:
Foreign exchange forwards	¥43,326	¥58,417	$497
FRA(1) and other OTC(2) forwards	5,377	1,570	13
Swap agreements	330,343	352,652	3,002
Options other than securities options—purchased	136,900	179,721	1,530

Sub-total	515,946	592,360	5,042
Securities options—purchased(3)	58,500	137,246	1,168

Total	¥574,446	¥729,606	$6,210

Trading Liabilities:
Foreign exchange forwards	¥30,858	¥39,311	$335
FRA and other OTC forwards	21,168	21,072	179
Swap agreements	296,481	446,061	3,797
Options other than securities options—written	88,612	140,264	1,194

Sub-total	437,119	646,708	5,505
Securities options—written(3)	60,578	266,485	2,268

Total	¥497,697	¥913,193	$7,773

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate.

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

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Merchant Banking	¥1,548	¥4,013	¥5,246	$45
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	75,232	76,815	148,073	1,260
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	152,262	120,858	150,904	1,285

	¥229,042	¥201,686	¥304,223	$2,590

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

The following table presents financial instruments with carrying values that differ from their estimated fair values.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2005		2006		2006
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥2,828	¥2,834	¥3,599	¥3,602	$31	$31

Long-term borrowings

For certain bonds and notes issued by Nomura, Nomura enters into interest rate and currency swap contracts designated as hedges. The estimated fair values of the bonds and notes and related hedging instruments were estimated using quoted market prices where available or by discounting future cash flows.

4. Private equity business:

Terra Firma investments

Following a review to determine the optimum structure to run its private equity business in Europe, on March 27, 2002, Nomura restructured its Principal Finance Group and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG entity, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership. With effect from March 27, 2002, Nomura ceased consolidating the PFG entities and accounts for these investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with the accounting practices for broker-dealers and applicable to investment companies.

The estimated fair value of the Terra Firma investments was ¥312,818 million and ¥323,182 million ($2,751 million) at March 31, 2005 and 2006, respectively. Of this, the respective percentages at March 31, 2005 and 2006 were 72% and 75% for the real estate sector, 10% and 6% for the services sector and the remaining balance of 18% and 19% is in consumer businesses, which includes retail and consumer finance.

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the AICPA Audit and Accounting Guide “Audits of Investment Companies” (“Audit Guide”). The FASB has deferred application of FIN 46-R to non-registered investment companies until the Investment Company AICPA Statement of Position—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP”) is finalized. The most significant of the entities currently excluded from FIN 46-R are the Terra Firma investments. Nomura’s interest in these investments totals ¥323 billion ($2.8 billion), which is already recorded on the consolidated balance sheet at March 31, 2006. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not change Nomura’s economic exposure with respect to these investments.

Other private equity investments

In addition to the Terra Firma investments portfolio, Nomura is a 10% investor in a ¥277 billion ($2.4 billion) private equity fund (“TFCP II”), also raised and managed by Terra Firma Capital Partners Limited. Nomura’s total commitment is ¥27,697 million ($236 million) and ¥17,180 million ($146 million) had been drawn down for investments as at March 31, 2006. Nomura also accounts for its investment in TFCP II at fair value.

Private equity business in Japan

Nomura also has a growing private equity business in Japan, which is operated through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception, NPF has made 17 investments and exited from 7 of these investments (including partial sales). During the year ended March 31, 2005, NPF acquired three businesses, accounted for as business combinations under SFAS 141, in separate transactions, including Millennium Retailing Group (“MRG”), a major Japanese department store chain. While the total purchase price was ¥63,146 million, the total cash acquired exceeded the total purchase price by ¥87,554 million. During the year ended March 31, 2006, there were no acquisitions accounted for as business combinations in private equity business under SFAS 141. The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. The AICPA is expected to issue the SOP in 2006. When the SOP is issued, Nomura will make a determination under the guidance provided by the SOP as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Terra Firma investments valuation

As stated above, the Terra Firma investments are carried at fair value. Changes in the fair value of these investments are included in Gain on private equity investments.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Real Estate

Comparable market transactions, rental reviews for the period, strong demand for housing in both the homeowner and rental markets.

Property holding, refurbishment and head office costs.

Profit share payable to third parties.

Availability and cost of finance.

Retail and Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement, rental acquisition costs, rental maintenance costs.
Market share, changes in market size, underlying trends in consumer behavior, revenue per room, gross margin, operating costs and pension obligations.

Services	New contracts. Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditures. Ongoing servicing costs and remedial work, including staff costs and central overheads. Availability and cost of finance. Pension obligations.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the valuation is required. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

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

Millennium Retailing Group (“MRG”)

MRG is a retail group consisting of Sogo Co., Ltd., The Seibu Department Stores, Ltd. and Millennium Retailing, Inc. (“MR”), which is the group’s holding company. NPF agreed to MRG’s plan to boost its capital and purchased newly issued MR common shares for ¥50,000 million, which consisted of ¥20,000 million in July 2004 and ¥30,000 million in January 2005. The result was that NPF acquired a 65.5% equity interest in MR.

MRG’s fiscal year end is February 28 and Nomura consolidated MRG as of this date, reporting its results of operations on a one month lag. Nomura designated February 28, 2005 as the effective date for consolidating MRG, and for the year ended March 31, 2005 recorded its share of MRG’s earnings on the equity basis.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Discontinued operations

NPF, sold its entire stake in MR for ¥131,100 million ($1,116 million) in cash on January 31, 2006 and a gain on disposal of ¥74,852 million ($637 million) was recorded. In accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from MRG was classified as discontinued operations on the consolidated statements of income. Net revenue and income before income taxes for MRG, reported in discontinued operations for the year ended March 31, 2006 were ¥407,827 million ($3,471 million) and ¥24,561 million ($209 million), respectively. (For the year ended March 31, 2005, MRG’s results were recorded on the equity method of accounting and were not significant.) In addition, assets and liabilities consolidated as of March 31, 2005 were reclassified as Assets of discontinued operations and Liabilities of discontinued operations on the consolidated balance sheets and cash flows were also separated.

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

During the years ended March 31, 2005 and 2006, Nomura securitized ¥477 billion and ¥1,148 billion ($9.8 billion) of financial assets, respectively. In addition, Nomura received ¥38 billion and ¥15 billion ($0.1 billion) from securitization trusts and paid ¥39 billion and ¥10 billion ($0.1 billion) to securitization trusts, respectively. Nomura held ¥33 billion of retained interests in transferred assets at March 31, 2005, which included ¥22 billion of interest that were not expected to retain for other than a temporary period, and ¥40 billion ($0.3 billion) of retained interests in transferred assets at March 31, 2006.

Variable Interest Entities (VIEs)—

FIN 46-R provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. VIEs are required to be consolidated by the primary beneficiaries of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both.

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor, and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. At March 31, 2006, Nomura consolidates VIEs for which Nomura is the primary beneficiary, that were created to market structured bonds to investors by repackaging corporate convertible bonds. Nomura also consolidates investment funds, which are managed in line with stipulated investment criteria, in which it is the primary beneficiary.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the classification of the consolidated VIE’s assets collateralized for the VIE’s obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2005	2006	2006
Consolidated VIE’s assets collateralized for the VIE’s obligations
Securities inventory	¥103	¥114	$1.0
Other	3	2	0

Total	¥106	¥116	$1.0

Nomura also holds significant variable interests in VIEs, where Nomura is not a primary beneficiary, through making loans to and investing in equity and debt of the VIEs. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity which is associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings. Nomura also may have equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other low investment grade debt obligations. Nomura also provides guarantees and sells beneficial interests regarding leveraged and operating leases for aircraft using VIEs. Additionally, Nomura makes loans and invests in entities, which have been determined to be VIEs, in connection with acquiring operating businesses.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2005 and 2006. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2005	2006	2006
VIE assets	¥287	¥546	$4.6
Maximum exposure to loss	25	119	1.0

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the Audit Guide. The FASB has deferred application of FIN 46-R to non-registered investment companies until the Investment Company SOP is finalized. The most significant of these entities are the Terra Firma investments. Nomura’s interest in these investments totals ¥ 323 billion ($2.8 billion), which is already recorded on the consolidated balance sheet at March 31, 2006. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Receivables and payables:

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”). Margin transaction loans amounting to ¥178,325 million and ¥343,843 million ($2,927 million) at March 31, 2005 and 2006, respectively, are collateralized by customers’ securities and are also collateralized by customers’ deposits of securities. Banking/financing activities loans amount to ¥219,851 million and ¥281,919 million ($2,400 million) at March 31, 2005 and 2006, respectively. Inter-bank money market loans amount to ¥113,083 million and ¥53,545 million ($456 million) at March 31, 2005 and 2006, respectively.

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Net receivables/payables arising from unsettled trades were included in Receivables from other than customers amounting to ¥251,009 million at March 31, 2005, and Payables to other than customers in the amount of ¥171,203 million ($1,457 million) at March 31, 2006. Payables to customers/other than customers include funds received from customers/other than customers. Deposits received from customers of ¥198,063 million and ¥197,065 million ($1,677 million) are included in Payables to customers at March 31, 2005 and 2006, respectively.

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts for the years ended March 31, 2004, 2005 and 2006 are shown below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Balance at beginning of year	¥(15,159)	¥(5,778)	¥(2,801)	$(24)
Additions:
Charged to costs and expenses	(13)	—	—	—
Deductions:
Reversal of allowance for doubtful accounts	—	1,947	50	1
Charge-offs	9,237	1,038	250	2
Other:
Other—net	157	(8)	(377)	(3)

Balance at end of year	¥(5,778)	¥(2,801)	¥(2,878)	$(24)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Other assets-Other/ Other liabilities-Other:

Other assets-Other in the consolidated balance sheet includes Goodwill and Other intangible assets in the amounts of ¥9,989 million at March 31, 2005 and ¥13,586 million ($116 million) at March 31, 2006, and Investments in equity securities for other than operating purposes, held by private equity entities, in the amounts of ¥4,333 million at March 31, 2005 and ¥6,811 million ($58 million) at March 31, 2006, respectively.

Changes in goodwill for the years ended March 31, 2005 and 2006 are as follows. Goodwill impairment charges are not deductible for tax purposes.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2006
Balance at beginning of year	¥3,037	¥7,067	$60
Increase by acquisitions	4,164	5,607	47
Impairment	(149)	(2,045)	(17)
Others	15	783	7

Balance at end of year	¥7,067	¥11,412	$97

Other liabilities-Other in the consolidated balance sheet includes accrued expenses in the amounts of ¥102,410 million at March 31, 2005 and ¥137,013 million ($1,166 million) at March 31, 2006 and Minority interests in the amounts of ¥8,305 million at March 31, 2005 and ¥20,302 million ($173 million) at March 31, 2006, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Borrowings:

Borrowings of Nomura at March 31, 2005 and 2006 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Short-term borrowings(1):
Commercial paper	¥233,800	¥370,598	$3,154
Bank loans	246,521	292,859	2,493
Other	40,284	28,302	241

Total	¥520,605	¥691,759	$5,888

Long-term borrowings:
Long-term loans from banks and other financial institutions(2)	¥589,473	¥746,001	$6,350
Bonds and notes issued:
Fixed-rate obligations:
Japanese yen denominated	471,410	402,659	3,427
Non-Japanese yen denominated	—	815	7
Variable-rate obligations:
Japanese yen denominated	34,200	33,718	287
Non-Japanese yen denominated	12,854	180,074	1,533
Index / Equity linked obligations:
Japanese yen denominated	1,354,512	1,739,876	14,810
Non-Japanese yen denominated	177,903	286,846	2,442

	2,050,879	2,643,988	22,506
Trading balances of secured borrowings	187,200	208,610	1,776

Total	¥2,827,552	¥3,598,599	$30,632

(1)	Include secured borrowings of ¥2,583 million at March 31, 2005 and ¥2,751 million ($23 million) at March 31, 2006.
(2)	Include secured borrowings of ¥6,933 million at March 31, 2005 and ¥6,761 million ($58 million) at March 31, 2006.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Debt issued by the Company	¥678,824	¥670,835	$5,710
Debt issued by subsidiaries—guaranteed by the Company	1,662,121	2,173,496	18,501
Debt issued by subsidiaries—not guaranteed by the Company(1) (2)	486,607	754,268	6,421

Total	¥2,827,552	¥3,598,599	$30,632

(1)	Includes trading balances of secured borrowings.
(2)	Includes debt issued by consolidated variable interest entities for which subsidiaries were the primary beneficiaries.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2006, fixed-rate obligations of long-term borrowings are due between 2006 and 2018 at interest rates ranging from 0.15% to 3.60%. Variable-rate obligations, which are generally based on LIBOR, are due between 2006 and 2023 at interest rates ranging from 0.17% to 5.58%. Index / Equity linked obligations are due between 2006 and 2036 at interest rates ranging from 0.00% to 30.00%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other indexed instruments.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings include adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, at March 31, 2005 and 2006 were as follows:

Borrowings

	March 31
	2005	2006
Short-term borrowings	1.02%	1.32%
Long-term borrowings	0.36%	0.87%
Fixed-rate obligations	0.55%	0.54%
Variable-rate obligations	0.82%	1.58%
Index / Equity linked obligations	0.14%	0.74%

Trading balances of secured borrowings

These balances of secured borrowings represent secured loans from special purpose entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes by the special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets. The outstanding balances of these assets were ¥192,573 million at March 31, 2005 and ¥207,324 million ($1,765 million) at March 31, 2006. The balances are included in the consolidated balance sheets as Securities inventory and Derivative contracts.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2005 consist of the following(1):

Year ending March 31	Millions of yen
2006	¥212,253
2007	212,306
2008	299,364
2009	283,491
2010	325,984
2011 and thereafter	1,494,154

¥2,827,552

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2006 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2007	¥219,590	$1,869
2008	278,934	2,374
2009	562,764	4,790
2010	351,661	2,994
2011	236,430	2,013
2012 and thereafter	1,949,220	16,592

	¥3,598,599	$30,632

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2005 and 2006, Nomura had unused committed lines of credit amounting to ¥715,440 million and ¥603,856 million ($5,140 million), respectively.

9. Assets pledged:

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. At March 31, 2005 and 2006, the carrying value of assets pledged, except for those disclosed in Notes 3, 5 and 8, is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Loans and receivables	¥34,335	¥39,670	$338
Trading securities	3,275,382	2,439,002	20,761
Office buildings, land, equipment and facilities	3,153	3,063	26
Non-trading debt securities	97,736	34,204	291
Investments in and advances to affiliated companies	7,506	—	—
Other	564	2,158	18

	¥3,418,676	¥2,518,097	$21,434

Assets in the above table were mainly pledged to financial institutions for collateralized agreement, loans payable and derivative transactions.

In addition, Nomura repledged ¥179,368 million and ¥640,483 million ($5,452 million) of securities borrowed at March 31, 2005 and 2006 as collateral for bank loans and other loans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen			Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Basic—
Income from continuing operations applicable to common stock	¥172,329	¥94,732	¥256,628	$2,184
Gain on discontinued operations applicable to common stock	—	—	47,700	406

Net income applicable to common stock	¥172,329	¥94,732	¥304,328	$2,590

Weighted average number of shares outstanding	1,940,116,416	1,941,401,477	1,913,758,941

Basic EPS:
Income from continuing operations	¥88.82	¥48.80	¥134.10	$1.14
Gain on discontinued operations	—	—	24.92	0.21

Net income	¥88.82	¥48.80	¥159.02	$1.35

Diluted—
Income from continuing operations applicable to common stock on which diluted net income per share is calculated	¥172,329	¥94,732	¥256,622	$2,184
Gain on discontinued operations applicable to common stock	—	—	47,700	406

Net income applicable to common stock	¥172,329	¥94,732	¥304,322	$2,590

Weighted average number of shares outstanding used in diluted EPS computations	1,940,238,630	1,942,517,306	1,916,672,760

Diluted EPS:
Income from continuing operations	¥88.82	¥48.77	¥133.89	$1.14
Gain on discontinued operations	—	—	24.89	0.21

Net income	¥88.82	¥48.77	¥158.78	$1.35

The factor of dilution to weighted average number of shares outstanding came from only options to purchase common shares including nonvested stock units for the years ended March 31, 2004, 2005 and 2006, respectively. The factor of dilution to income from continuing operations applicable to common stock arises from

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options to purchase common shares issued by affiliates for the year ended March 31, 2006, which would decrease in the Company’s equity in earnings of the affiliates.

There were warrants and options to purchase 3,148,394 common shares at March 31, 2004, and options to purchase 5,970,000 and 1,885,000 common shares at March 31, 2005 and 2006, respectively, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each fiscal year.

11. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”). The following summarizes these plans:

Effective October 1, 2005, the Company and subsidiaries other than private equity investees in Japan (the “Japanese entities”) revised their personnel systems including employment categories and positions. In accordance with the revision, certain Japanese entities revised the regulation of severance indemnities and pension plans. The impact of the revision was calculated as prior service cost of ¥1,379 million ($12 million) and such amount was appropriately reflected on the consolidated financial statements.

Severance indemnities and pension plans—

Certain Japanese entities’ employees usually receive lump-sum severance indemnities and, those who have a qualification as pension payments recipient, make a choice how to receive it as annuity payments or lump-sum payments at termination of employment. Severance indemnities as the unfunded retirement plans generally provide lump-sum payments for employees in certain Japanese entities with at least two years of service calculated by a formula based upon position, years of service and reason of retirement according to company regulations. The amounts of lump-sum severance indemnities under the unfunded retirement plans are subject to certain deductions if the participants receive pension payments. Some Japanese entities also have pension plans as the funded retirement plans which provide annuity payments subsequent to retirement or lump-sum payments at the time of retirement for employees who retire at or after the age of 53 with at least 20 years of service or for survivors according to company regulations. The annuity is payable commencing at the age of 60 and is guaranteed for 15 years or for life, whichever is longer. Lump-sum payments are also provided to employees with at least 20 years of service and retire before the age of 53. The annuity or lump-sum payments are calculated using a formula based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

In addition to the plans above, the Company and Nomura Securities Co., Ltd. adopted defined contribution pension plans in December 2001. Other Japanese entities started defined contribution pension plans in 2002, 2003 and 2005.

Certain private equity investees operate defined benefit and defined contribution plans primarily in Japan covering certain employees (“private equity entities’ plans”). These plans are not significant.

Substantially all overseas subsidiaries have various local defined benefit plans or defined contribution pension plans covering certain employees. These plans are not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Periodic Benefit Expense

The net pension and severance costs of the defined benefit plans for the years ended March 31, 2004, 2005 and 2006 include the following components. Nomura’s measurement date is December 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Service cost	¥8,064	¥8,134	¥7,940	$68
Interest cost	3,944	3,750	4,342	37
Expected return on plan assets	(2,542)	(2,993)	(3,147)	(27)
Amortization of net transition assets	(417)	—	—	—
Amortization of net actuarial losses	5,375	4,243	3,184	27
Amortization of prior service cost	356	356	163	1

Net periodic pension and severance costs	¥14,780	¥13,490	¥12,482	$106

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets for the years ended March 31, 2005 and 2006 and a summary of the funded status at March 31, 2005 and 2006.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2005	2006	2006
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥209,378	¥207,048	$1,762
Service cost	8,134	7,940	68
Interest cost	3,750	4,342	37
Actuarial loss (gain)	(6,741)	12,028	102
Benefits paid	(7,451)	(7,154)	(61)
Prior service cost	—	1,379	12
Other	(22)	(74)	(0)

Benefit obligation at end of year	207,048	225,509	1,920

Change in plan assets:
Fair value of plan assets at beginning of year	115,331	121,217	1,032
Actual return on plan assets	5,902	29,176	248
Employer contributions	5,421	5,535	47
Benefits paid	(5,437)	(5,367)	(45)

Fair value of plan assets at end of year	121,217	150,561	1,282

Funded status	(85,831)	(74,948)	(638)
Unrecognized net actuarial loss	61,948	44,762	381
Unrecognized prior service cost	121	1,337	11

Net accrued pension liabilities	(23,762)	(28,849)	(246)

Intangible asset	(121)	(1,337)	(11)
Minimum pension liability adjustment	(41,320)	(20,228)	(172)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(65,203)	¥(50,414)	$(429)

Nomura recognized accrued pension/severance costs for private equity entities’ plans amounting to ¥7,802 million at March 31, 2005 and ¥7,215 million ($61 million) at March 31, 2006.

Nomura also recognized accrued pension/severance costs for other plans amounting to ¥4,953 million at March 31, 2005 and ¥7,412 million ($63 million) at March 31, 2006.

The accumulated benefit obligation for Japanese entities’ plans was ¥186,420 million and ¥200,736 million ($1,709 million) as of March 31, 2005 and 2006, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2005	2006
Discount rate	2.1%	2.1%
Rate of increase in compensation levels	4.0%	3.6%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2004	2005	2006
Discount rate	2.0%	1.8%	2.1%
Rate of increase in compensation levels	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

Generally, Nomura determined the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2005	2006
Equity securities	57.6%	60.0%
Debt securities	36.9%	35.8%
Other	5.5%	4.2%

Total	100.0%	100.0%

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flows

Nomura expects to contribute approximately ¥8,185 million ($70 million) to Japanese entities’ plans in the year ending March 31, 2007 based upon their current funded status and expected asset return assumptions.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2007	¥7,068	$60
2008	7,515	64
2009	7,416	63
2010	8,329	71
2011	9,069	77
2012-2016	49,895	425

Defined Contribution Plans

Nomura contributed ¥733 million, ¥763 million and ¥788 million ($7 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2004, 2005, and 2006, respectively.

The contributions to the overseas defined contribution pension plans were ¥2,223 million, ¥2,621 million and ¥3,020 million ($26 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

Japan Securities Dealers Employees Pension Fund (“JSDE Fund”)

Substantially all employees of the Japanese entities were covered under an industry-wide multi-employer non-contributory welfare pension plan, which was administered by the JSDE Fund in coordination with the contributory governmental welfare pension plan. Most of the Japanese entities withdrew from the JSDE Fund at the end of August 2001. The rest of the Japanese entities also withdrew from the JSDE Fund at the end of August 2003, and paid a special withdrawal charge of ¥2,825 million that was charged to income in the year ended March 31, 2004.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capital cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subsidiaries do not provide any provision for the future cost. The net postretirement benefit costs, which are equivalent to the required contribution, amount to ¥4,569 million, ¥4,643 million and ¥4,905 million ($42 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

12. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance and to recruit talented human resources.

Stock option plan—

In August 2000, upon the issuance of unsecured bonds with detachable warrants, the Company purchased all of the detachable warrants and delivered 2,619 warrants for the acquisition of 1.1 million shares to directors, statutory auditors and certain employees as stock options. The warrants vested 6 months after the date of grant. There were no outstanding stock options due to expiration at March 31, 2006.

The Company has issued stock acquisition rights pursuant to several stock option plans for directors, executive officers and certain employees. These stock options are vested and exercisable two years after the date of grant, and expire approximately seven years after the date of grant, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the date of grant.

Nonvested stock units plans—

The Company has issued stock acquisition rights pursuant to several effective nonvested stock units plans for directors, executive officers and certain employees. These nonvested stock units are vested and exercisable two years after the date of grant, and expire approximately seven years after the date of grant. The exercise price is ¥1 per share.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The activity related to these stock options is set forth below:

	Stock options outstanding (number of shares)		Weighted-average exercise price		Weighted-average remaining life (years)
	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan
Outstanding at March 31, 2003	3,230,470	—	¥1,962	¥—	4.8	—
Granted	2,252,000	—	1,630	—
Exercised	—	—	—	—
Repurchased	(65,076)	—	2,305	—
Forfeited	(27,000)	—	1,742	—
Expired	—	—	—	—

Outstanding at March 31, 2004	5,390,394	—	1,820	—	4.8	—
Granted	1,634,000	1,363,000	1,616	1
Exercised	—	—	—	—
Repurchased	—	—	—	—
Forfeited	(116,000)	(9,000)	1,698	1
Expired	(938,394)	—	2,305	—

Outstanding at March 31, 2005	5,970,000	1,354,000	1,690	1	5.2	6.2
Granted	1,763,000	2,568,000	1,415	1
Exercised	(463,000)	—	1,724	—
Repurchased	—	—	—	—
Forfeited	(103,000)	(110,000)	1,618	1
Expired	—	—	—	—

Outstanding at March 31, 2006	7,167,000	3,812,000	¥1,620	¥1	4.7	5.8

At March 31, 2004, 2005, and 2006, options exercisable were 938,394; 2,164,000; and 3,835,000, respectively.

The following table details the distribution of stock options at March 31, 2006:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥1,804	1,885,000	¥1,804	3.3	1,885,000	¥1,804
¥1,629	1,950,000	1,629	4.3	1,950,000	1,629
¥1,615	1,595,000	1,615	5.3	—	—
¥1,415	1,737,000	1,415	6.3	—	—

Total	7,167,000	¥1,620	4.7	3,835,000	¥1,715

	Nonvested stock units outstanding			Nonvested stock units exercisable
Exercise prices	Nonvested stock units outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Nonvested stock units exercisable (number of shares)	Weighted-average exercise price
¥1	3,812,000	¥1	5.8	—	¥—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of options granted during the years ended March 31, 2004, 2005 and 2006 was ¥516, ¥459 and ¥381 ($3) per share, respectively, at the grant date. Fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	Year ended March 31
	2004	2005	2006
Expected dividend yield	0.97%	1.03%	1.80%
Expected volatility	44.58%	43.51%	42.44%
Risk-free interest rate	0.62%	1.21%	0.87%
Expected lives	7 years	7 years	7 years

The fair value of nonvested stock units granted during the years ended March 31, 2005 and 2006 was ¥1,619 and ¥1,362 ($12) per share at the grant date.

Total stock-based compensation expense included in net income for the years ended March 31, 2004, 2005 and 2006 was ¥928 million, ¥1,870 million and ¥3,388 million ($29 million), respectively.

Subsequent events

On April 21, 2006, the Company approved the issuance of stock acquisition rights, effectively, nonvested stock units plan effective April 24, 2006 in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution passed at the annual general meeting of shareholders held on June 28, 2005. Total number of stock acquisition rights to be issued is 30,081 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 3 million shares. Each right will allow the holder to acquire 100 shares. The exercise price shall be ¥1 per share. The options vest two years after the date of grant.

On June 8, 2006, the Company approved the issuance of stock acquisition rights, effectively, nonvested stock units plan effective June 12, 2006 in accordance with Articles 98, Paragraph 1 of the Law Concerning Adjustment of Related Laws, Etc, and a resolution passed at the annual general meeting of shareholders held on June 28, 2005. Total number of stock acquisition rights to be issued is 10,339 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 1 million shares. Each right will allow the holder to acquire 100 shares. The exercise price shall be ¥1 per share. The options vest two years after the date of grant.

The Company will issue additional stock acquisition rights as stock options (shinkabu-yoyaku-ken) as incentives for the directors, executive officers and employees of the Company, as well as directors, executive officers, statutory auditors, and employees of its subsidiaries to maintain high levels of performance and to recruit talented human resources. Issuance of stock acquisition rights as stock options (shinkabu-yoyaku-ken) without receipt of consideration in accordance with the provision of Articles 236, 238 and 239 of the Corporation Law of Japan was approved at the annual meeting of shareholders held on June 28, 2006. Pursuant to the approval, the Company will introduce the following two additional types of stock-based compensation plans, the “Stock Option A plan” and the “Stock Option B plan”. According to the Stock Option A plan, the Company will grant up to 25,000 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 100 shares. The exercise price will be the amount that is equal to 1.05 times the higher of either the average of the daily closing prices of the common stock of the Company in regular trading at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights, or the closing price on the issue date. Under the Stock Option B plan, the Company will grant up to 75,000 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 7.5 million shares. Each right will allow the holder to acquire 100 shares. The exercise price shall be ¥1 per share.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Current:
Domestic	¥107,989	¥105,044	¥206,234	$1,756
Foreign	445	(651)	6,278	53

	108,434	104,393	212,512	1,809

Deferred:
Domestic	10,222	(25,605)	(8,332)	(71)
Foreign	(8,309)	31,315	(15,208)	(129)

	1,913	5,710	(23,540)	(200)

Total	¥110,347	¥110,103	¥188,972	$1,609

From the year ended March 31, 2003, the Company and its wholly-owned domestic subsidiaries adopted the consolidated tax return system. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. As a result, the normal effective statutory tax rate of the Company and subsidiaries in Japan was approximately 44% for the year ended March 31, 2004. The consolidated tax return system targets only a national tax.

Effective on April 1, 2004, the standard enterprise tax rate was reduced for the Company and its domestic subsidiaries and a new regime was introduced to create taxes on capital and certain expenses defined in the law. As a result, the normal effective statutory tax rate of the Company and its domestic subsidiaries was approximately 41% for the years ended March 31, 2005 and 2006. When this legislation was first released in March 2003, it was expected that the domestic effective statutory tax rate effective on April 1, 2004 would be approximately 40%; however, since then the final determination of tax rates was made, and the effective statutory tax rate effective on April 1, 2004 became 41%. The changes in the future effective tax rate increased existing deferred tax assets, resulting in a corresponding decrease in Income tax expense—Deferred by ¥1,435 million for the year ended March 31, 2004.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2004	2005	2006
Normal effective statutory tax rate	44.0%	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	2.1	19.9	12.3
Non-deductible expenses	1.3	1.6	3.5
Non-taxable revenue	(1.1)	(2.8)	(5.6)
Tax effect of undistributed earnings of foreign subsidiaries	(3.4)	0.8	2.1
Different tax rate applicable to income (loss) of foreign subsidiaries	(1.6)	3.3	2.1
Domestic tax benefit related to loss of foreign subsidiaries	—	(9.4)	(10.5)
Domestic tax reduction related to IT investment	—	(0.4)	(0.8)
Effect of revision of future statutory tax rates	(0.9)	—	—
Others	(1.4)	(0.2)	(1.7)

Effective tax rate	39.0%	53.8%	42.4%

The net deferred tax assets of ¥111,191 million and ¥145,024 million ($1,234 million) included in the consolidated balance sheets at March 31, 2005 and 2006, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥16,216 million and ¥34,063 million ($290 million) included in Other liabilities—Other in the consolidated balance sheets at March 31, 2005 and 2006, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥8,749	¥12,534	$107
Investments in subsidiaries and affiliates	59,029	110,363	938
Valuation of financial instruments	82,589	132,012	1,124
Accrued pension and severance costs	44,178	42,234	360
Other accrued expenses and provisions	46,045	44,084	375
Operating losses	121,621	136,320	1,160
Others	4,990	3,007	26

Gross deferred tax assets	367,201	480,554	4,090
Less—Valuation allowance	(165,730)	(231,726)	(1,972)

Total deferred tax assets	201,471	248,828	2,118

Deferred tax liabilities
Investments in subsidiaries and affiliates	27,564	50,277	428
Valuation of financial instruments	72,969	81,998	699
Valuation of fixed assets	4,216	5,100	43
Others	1,747	492	4

Total deferred tax liabilities	106,496	137,867	1,174

Net deferred tax assets	¥94,975	¥110,961	$944

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets for the years ended March 31, 2004, 2005 and 2006 are shown below:

	Millions of yen					Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005		2006		2006
Balance at beginning of year	¥127,747	¥120,798		¥165,730		$1,410
Net change during the year	(6,949)	44,932	(1)	65,996	(2)	562

Balance at end of year	¥120,798	¥165,730		¥231,726		$1,972

(1)	Includes ¥42,442 million related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S. subsidiaries and the allowance for deferred tax assets previously recorded in certain European subsidiaries. The allowance for deferred tax assets is determined based on a review of future realizable value on certain private equity investments in Europe.
(2)	Includes ¥35,440 million ($302 million) related to foreign subsidiaries, which is mainly due to the allowance for deferred tax assets previously recorded on certain private equity investments in certain European subsidiaries, and ¥26,793 million ($228 million) related to the Company, which is due to the allowance for deferred tax assets on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.

At March 31, 2006, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥ 78,782 million ($671 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

In the year ended March 31, 2004, the Company determined that it would not repatriate undistributed earnings of its three regional holding companies within the foreseeable future. As a result, ¥8,496 million of previously provided deferred tax liabilities have been reversed. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%.

At March 31, 2006, Nomura has net operating loss carryforwards, for income tax purposes, of ¥444,075 million ($3,780 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥128,712 million ($1,096 million), which can be carried forward indefinitely, expire as follows: 2007 through 2013—¥114,215 million ($972 million), 2014 and thereafter—¥201,148 million ($1,712 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

14. Common stock, legal reserve and retained earnings:

The balance of retained earnings at March 31, 2005 and 2006 includes statutory legal reserves required under the Japanese Commercial Code and Japanese Securities and Exchange Law that restricts the payments of dividends under the Commercial Code to shareholders. At March 31, 2006, ¥984,726 million ($8,382 million) of statutory retained earnings and additional paid-in capital of the Company is not subject to this restriction, which was based on the amount recorded in the Company’s statutory books of account maintained in accordance with

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounting principles and practices prevailing in Japan. The U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the statutory books of account have no effect on the determination of retained earnings restricted for dividends under the Commercial Code.

Retained earnings include Nomura’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥27,935 million ($238 million) at March 31, 2006.

Dividends on common stock per share were ¥15.0 for the year ended March 31, 2004, ¥20.0 for the year ended March 31, 2005 and ¥48.0 ($0.41) for the year ended March 31, 2006.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2003, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥150 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ended March 31, 2004. The Company has made no share repurchases under this program.

In September, 2003, the Company sold 4,650 thousand shares of treasury shares at a value of ¥7,967 million by a secondary offering, and also, the Company sold treasury shares by adding-to-holdings requests from investors holding shares less than one standard trading unit.

The board of directors approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan on May 18, 2005, as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion, (d) the share buyback will run from May 19, 2005, to June 23, 2005.

Under this repurchase program, the Company repurchased 25 million shares of common stock at a cost of ¥33,827 million ($288 million).

The board of directors approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan on June 28, 2005 as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion and (d) the share buyback will run from July 1, 2005, to September 16, 2005.

Under this repurchase program, the Company repurchased 11.5 million shares of common stock at a cost of ¥15,508 million ($132 million). In addition, common stock held in treasury includes shares acquired from investors holding shares less than one standard trading unit.

Common stock held in treasury also includes 1,233 thousand shares, or ¥2,364 million ($20 million), held by affiliated companies at March 31, 2006.

15. Regulatory requirements:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2005 and 2006, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2005 and 2006, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥204,002 million and ¥251,308 million ($2,139 million) and equities with a market value of ¥84,452 million and ¥124,098 million ($1,056 million), respectively, which were either included in Securities inventory on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission. The subsidiary is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $250,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2005 and 2006, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

Nomura Europe Holdings plc (NEHS) group is regulated under consolidated supervision by the Financial Services Authority in the United Kingdom. Various banking and broker/dealer subsidiaries of the group are regulated on a stand alone basis by their appropriate local regulator. This regulation may impose minimum capital adequacy requirements and limits on exposures to other members of the Company. At March 31, 2005 and 2006 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

In June 2005, Financial Services Agency established “the Guideline for Financial Conglomerate Supervision” requiring financial conglomerates to maintain 100% net capital over the required capital on consolidated basis. As of March 31, 2006, the Company was in compliance with the minimum capital requirement.

16. Investments in and transactions with affiliated companies:

Entities comprising a material portion of Nomura’s investments in affiliated companies or having a material impact on Nomura’s financial condition and results of operations include JAFCO Co., Ltd., Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.1% of the outstanding share capital at March 31, 2001 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, Nomura acquired an additional 0.6% equity interest in JAFCO. During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd.

At March 31, 2006, Nomura’s ownership of JAFCO was 25.2% and the unamortized balance of equity method goodwill arising from JAFCO was ¥22,190 million ($189 million) at March 31, 2006.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%.

During the year ended March 31, 2003, Nomura acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd.

In May 2004, Nomura acquired an additional 17.2% equity interest in NRI for ¥81,214 million at quoted market price from Nomura Land and Building Co., Ltd.

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 million of its shares from Nomura in November 2005 at a value of ¥44,000 million. At March 31, 2006, Nomura’s ownership of NRI was 36.9% and the unamortized balance of equity method goodwill arising from NRI was ¥51,162 million ($435 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB has owned certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 17. Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution for cash consideration of ¥102 million.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of real estate properties previously leased to Nomura. As a result, total assets acquired were ¥90,053 million and Advances to affiliated companies relieved were ¥28,500 million.

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party for cash consideration of ¥3,382 million.

At March 31, 2006, Nomura’s ownership of NLB was 37.8% and the unamortized balance of equity method goodwill arising from NLB was ¥1,688 million ($14 million).

A summary of financial information for JAFCO, NRI and NLB is as follows (unaudited):

	Millions of yen			Translation into millions of U.S. dollars
	March 31
		2005	2006	2006
Total assets		¥1,107,906	¥1,250,175	$10,642
Total liabilities		725,668	832,794	7,089

	Year ended March 31
	2004	2005	2006	2006
Net Revenues	¥456,965	¥517,008	¥525,328	$4,472
Non-interest expenses	394,382	415,166	377,947	3,217
Net income	33,678	57,968	84,285	717

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of balances and transactions with affiliated companies, except for the lease transactions with NLB, which are disclosed in Note 17, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Investments in affiliated companies	¥226,394	¥223,912	$1,906

Advances to affiliated companies were ¥nil million at March 31, 2005 and 2006, respectively.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Revenues	¥2,443	¥1,129	¥372	$3
Non-interest expenses	34,734	28,442	28,995	247
Purchase of software and tangible assets	25,389	34,313	54,145	461

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Carrying amount	¥208,752	¥193,615	$1,648
Market value	285,311	342,208	2,913

Equity in earnings (losses) of the above mentioned and other affiliates amounted to ¥9,479 million, ¥9,081 million and ¥29,595 million ($252 million) for the years ended March 31, 2004, 2005, and 2006, respectively. Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2004, 2005, and 2006 were ¥790 million, ¥1,665 million and ¥2,900 million ($25 million), respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual amounts of these commitments at March 31, 2005 and 2006 were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2005	2006	2006
Commitments to extend credit	¥118,391	¥294,902	$2,510
Commitments to invest in partnerships	74,199	33,760	287

At March 31, 2006, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥294,902	¥48,785	¥213,354	¥32,763	¥—
Commitments to invest in partnerships	33,760	78	18,931	1,774	12,977

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$2,510	$415	$1,816	$279	$—
Commitments to invest in partnerships	287	1	161	15	110

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

Other commitments

Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements amounted to ¥14,336 million as of March 31, 2005 and ¥11,520 million ($98 million) as of March 31, 2006.

Nomura has commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements and financing transactions. These commitments amounted to ¥3,204 billion for resale agreements and ¥5,548 billion for repurchase agreements at March 31, 2005 and ¥3,432 billion ($29 billion) and ¥5,659 billion ($48 billion) at March 31, 2006, respectively.

As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange. These guarantees generally required under the membership agreements. To mitigate these risks exchanges and clearinghouses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2004, 2005 and 2006 were ¥38,476 million, ¥32,528 million and ¥29,329 million ($250 million), respectively. A substantial portion of such rentals (through July 31, 2004) was paid to NLB, an affiliated company. Also, see Note 16, “Investments in and transactions with affiliated companies.”

Lease deposits and rent paid to NLB were as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2004	2005	2006	2006
Lease deposits	¥49,408	¥6,099	¥5,493	$47
Rent paid during the year	21,429	8,952	3,174	27

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2006:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2006
2007	¥1,484	$12
2008	1,257	11
2009	939	8
2010	687	6
2011	481	4
2012 and thereafter	664	6

Total minimum lease payments	5,512	47
Less: Amount representing interest	(2)	(0)

Present value of net minimum lease payments	¥5,510	$47

Office buildings, land, equipment and facilities in the consolidated balance sheet includes capital leases in the amount of ¥4,717 million and ¥5,471 million ($47 million) at March 31, 2005 and 2006.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2006:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2006
2007	¥6,030	$51
2008	5,515	47
2009	4,902	42
2010	3,905	33
2011	3,218	27
2012 and thereafter	7,101	61

Total minimum lease payments	30,671	261
Less: Sublease rental income	(1,883)	(16)

Net minimum lease payments	¥28,788	$245

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities, and tax increases.

Contingencies—

Legal and Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank(through its relationship with a Dutch company as the holder of the shares). On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

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

Furthermore, in March 2006, the International Arbitral Tribunal presiding over the Dutch company’s claim against the Czech Republic (brought under the Bilateral Investor Treaty between the Netherlands and the Czech Republic) issued an award on liability in favour of the Dutch company, holding the Czech Republic’s actions pertaining to IPB to be a breach of its obligation under the Treaty for fair and equitable treatment. In May 2006, the Czech Republic lodged an appeal against this award with the Swiss Federal Supreme Court as the seat of the arbitration is Geneva. As a result, the next phase of the arbitration proceedings, in which the quantum of damages to be paid by the Czech Republic will be assessed, is presently on hold.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees—

FASB Interpretation No. 45 (“FIN 45”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

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

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2005 and 2006:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2005		2006
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥325,711	¥13,013,712	¥782,586	¥25,401,478	$6,661	$216,220
Standby letters of credit and other guarantees	77	7,919	56	6,993	0	60

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2006:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥782,586	¥25,401,478	¥4,600,915	¥5,008,669	¥8,691,937	¥7,099,957
Standby letters of credit and other guarantees(1)	56	6,993	1,915	946	3,535	597

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2006.

	Translation into million of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$6,661	$216,220	$39,163	$42,634	$73,987	$60,436
Standby letters of credit and other guarantees	0	60	17	8	30	5

18. Segment information:

Operating segments—

Nomura operated three business segments until March 31, 2005: Domestic Retail, Global Wholesale and Asset Management. From April 1, 2005, Nomura has reorganized its business segments into five segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management, from the previous three. Of these, Global Wholesale has been split into Global Markets, Global Investment Banking and Global Merchant Banking in anticipation of future business growth and to ensure mobility in entering new business. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•	The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. These investments are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments’ results for the years ended March 31, 2004, 2005 and 2006 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2004
Non-interest revenue	¥304,035	¥201,706	¥67,004	¥22,135	¥38,214	¥(3,997)	¥629,097
Net interest revenue	1,722	82,441	3,865	(11,415)	2,062	21,751	100,426

Net revenue	305,757	284,147	70,869	10,720	40,276	17,754	729,523
Non-interest expenses	226,213	163,304	53,703	10,220	39,783	10,795	504,018

Income before income taxes	¥79,544	¥120,843	¥17,166	¥500	¥493	¥6,959	¥225,505

Year ended March 31, 2005
Non-interest revenue	¥301,464	¥170,667	¥73,271	¥20,910	¥47,056	¥21,247	¥634,615
Net interest revenue	2,903	72,420	2,174	(13,572)	1,937	8,505	74,367

Net revenue	304,367	243,087	75,445	7,338	48,993	29,752	708,982
Non-interest expenses	223,200	182,901	46,231	10,370	39,005	19,693	521,400

Income (loss) before income taxes	¥81,167	¥60,186	¥29,214	¥(3,032)	¥9,988	¥10,059	¥187,582

Year ended March 31, 2006
Non-interest revenue	¥442,981	¥327,716	¥98,087	¥80,402	¥63,030	¥669	¥1,012,885
Net interest revenue	3,554	43,392	1,579	(12,158)	2,813	7,734	46,914

Net revenue	446,535	371,108	99,666	68,244	65,843	8,403	1,059,799
Non-interest expenses	249,330	213,387	48,127	12,809	45,220	38,934	607,807

Income (loss) before income taxes	¥197,205	¥157,721	¥51,539	¥55,435	¥20,623	¥(30,531)	¥451,992

	Translation into millions of U.S. dollars
Year ended March 31, 2006
Non-interest revenue	$3,771	$2,790	$835	$684	$537	$5	$8,622
Net interest revenue	30	369	13	(103)	24	66	399

Net revenue	3,801	3,159	848	581	561	71	9,021
Non-interest expenses	2,122	1,817	410	109	385	331	5,174

Income (loss) before income taxes	$1,679	$1,342	$438	$472	$176	$(260)	$3,847

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Net loss on trading related to economic hedging transactions	¥(12,797)	¥(9,687)	¥(64,761)	$(551)
Realized gain on investments in equity securities held for relationship purpose	1,159	6,950	8,382	71
Equity in earnings of affiliates	8,514	7,271	27,842	237
Corporate items	(10,666)	4,519	(7,443)	(63)
Others	20,749	1,006	5,449	46

Total	¥6,959	¥10,059	¥(30,531)	$(260)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income from continuing operations before income taxes in the consolidated income statements.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006		2006
Net revenue	¥729,523	¥708,982	¥1,059,799		$9,021
Unrealized gain on investments in equity securities held for relationship purpose	54,729	8,364	59,320		505
Effect of consolidation/deconsolidation of private equity investee companies	18,851	81,844	26,531	(1)	226

Consolidated net revenue	¥803,103	¥799,190	¥1,145,650		$9,752

Non-interest expenses	¥504,018	¥521,400	¥607,807		$5,174
Unrealized gain on investments in equity securities held for relationship purpose	—	—	—		—
Effect of consolidation/deconsolidation of private equity investee companies	16,409	72,955	92,243		785

Consolidated non-interest expenses	¥520,427	¥594,355	¥700,050		$5,959

Income before income taxes	¥225,505	¥187,582	¥451,992		$3,847
Unrealized gain on investments in equity securities held for relationship purpose	54,729	8,364	59,320		505
Effect of consolidation/deconsolidation of private equity investee companies	2,442	8,889	(65,712	)(1)	(559)

Consolidated income from continuing operations before income taxes	¥282,676	¥204,835	¥445,600		$3,793

(1)	Includes the negative impact arising from classification of gain on disposal of discontinued operations of ¥74,852 million.

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

The table below presents a geographic allocation of net revenue and income (loss) from continuing operations before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2004	2005	2006	2006
Net revenue(1):
Americas	¥56,514	¥65,026	¥95,938	$817
Europe	61,991	54,974	59,690	508
Asia and Oceania	14,814	17,275	26,804	228

Sub-total	133,319	137,275	182,432	1,553
Japan	669,784	661,915	963,218	8,199

Consolidated	¥803,103	¥799,190	¥1,145,650	$9,752

Income (loss) from continuing operations before income taxes(1)(2) :
Americas	¥(1,014)	¥(7,929)	¥6,581	$56
Europe	1,729	(18,701)	(26,605)	(226)
Asia and Oceania	(184)	2,729	7,141	61

Sub-total	531	(23,901)	(12,883)	(109)
Japan	282,145	228,736	458,483	3,902

Consolidated	¥282,676	¥204,835	¥445,600	$3,793

	March 31
	2004	2005	2006	2006
Long-lived assets(1):
Americas	¥5,493	¥8,020	¥10,607	$90
Europe	41,042	46,487	53,869	459
Asia and Oceania	2,197	4,373	5,903	50

Sub-total	48,732	58,880	70,379	599
Japan	156,951	283,350	275,997	2,349

Consolidated	¥205,683	¥342,230	¥346,376	$2,948

(1)	Certain reclassifications of previously reported amounts, including below (2), have been made to conform to the current year presentation.
(2)	In the year ended March 31, 2006, the methodologies have been changed used in preparing Income from continuing operations before income taxes by geographic area from revenues-and-expenses-from-external-customers-basis to including-intersegment-revenues-and-expenses-basis.

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2004, 2005 and 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ NOBUYUKI KOGA
	Name:	Nobuyuki Koga
	Title:	President and Chief Executive Officer

Date: June 28, 2006

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation)

1.5	Regulations of the Audit Committee (English translation)

1.6	Regulations of the Compensation Committee (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2005)

2.2	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

4.1	Liabilities Limitation Agreement (English translation)(*)

8.1	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2004)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

(*)	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 28, 2006, in the form of this exhibit.