Form 20-F
period 2007-03-31
NOMURA HOLDINGS INC
filed 2007-07-12
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

As of March 31, 2007, 1,907,049,871 shares of Common Stock were outstanding, including 76,397,796 shares represented by 76,397,796 American Depositary Shares.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following selected financial data as of March 31, 2003, 2004, 2005, 2006 and 2007 and for the years ended March 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our consolidated financial statements included in this annual report and the annual reports for the years ended March 31, 2003, 2004, 2005 and 2006. These financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

You should read the following selected financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” of this annual report and our consolidated financial statements included in this annual report.

	Year Ended March 31
	2003	2004	2005	2006	2007	2007(5)
	(in millions, except per share data)
Income statement data:
Revenue	¥807,651	¥1,045,936	¥1,126,237	¥1,792,840	¥2,049,101	$17,430
Interest expense	241,377	242,833	327,047	647,190	958,000	8,149

Net revenue	566,274	803,103	799,190	1,145,650	1,091,101	9,281
Non-interest expenses	518,865	520,427	594,355	700,050	769,343	6,544

Income from continuing operations before income taxes and cumulative effect of accounting change	47,409	282,676	204,835	445,600	321,758	2,737
Income tax expense	37,295	110,347	110,103	188,972	145,930	1,241

Income from continuing operations before cumulative effect of accounting change	10,114	172,329	94,732	256,628	175,828	1,496
Gain on discontinued operations(1)	—	—	—	47,700	—	—
Cumulative effect of accounting change	109,799	—	—	—	—	—

Net income	¥119,913	¥172,329	¥94,732	¥304,328	¥175,828	$1,496

Balance sheet data (period end):
Total assets	¥21,169,446	¥29,752,966	¥34,488,853	¥35,026,035	¥35,873,374	$305,149
Shareholders’ equity	1,642,328	1,785,688	1,868,429	2,063,327	2,185,919	18,594
Common stock	182,800	182,800	182,800	182,800	182,800	1,555

Per share data:
Income from continuing operations before cumulative effect of accounting change—basic	¥5.17	¥88.82	¥48.80	¥134.10	¥92.25	$0.78
Net income—basic	61.26	88.82	48.80	159.02	92.25	0.78
Income from continuing operations before cumulative effect of accounting change—diluted	5.17	88.82	48.77	133.89	92.00	0.78
Net income—diluted	61.26	88.82	48.77	158.78	92.00	0.78
Shareholders’ equity(2)	846.40	919.67	962.48	1,083.19	1,146.23	9.75
Cash dividends(2)	15.00	15.00	20.00	48.00	44.00	0.38
Weighted average number of shares outstanding(3) (in thousands)	1,957,316	1,940,116	1,941,401	1,913,759	1,906,012

Return on equity(4):	7.4%	10.1%	5.2%	15.5%	8.3%

Notes:

(1)	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.
(2)	Calculated using the number of shares outstanding at year end.
(3)	The number shown is used to calculate basic earnings per common share.
(4)	Calculation method: Net income divided by average Shareholders’ equity.
(5)	Calculated using the yen-dollar exchange rate of $1.00 = ¥117.56, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. The rate we used for the translations was ¥117.56 equal to $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Year ended March 31,	High	Low	Average*	Year end
2003	¥133.40	¥115.71	¥121.10	¥118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56

Calendar year 2007	High	Low
January	121.81	118.49
February	121.77	118.33
March	118.15	116.01
April	119.84	117.69
May	121.79	119.77
June	124.09	121.08
July (through July 11)	123.34	122.13

*	Average rate represents the average of rates available on the last business day of each month during the period.

The noon buying rate for Japanese yen on July 11, 2007 was $1.00 = ¥122.13

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risk Factors

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

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income, equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets, credited loans and real estate. Fluctuations of the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. The uptrend of Japanese market interest rates and their volatility were caused by a monetary policy change by the Bank of Japan in March 2006. This could result in losses due to the decline in value of the bonds we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998 or the terrorist attacks on September 11, 2001. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot fund for developing financial investment product and invest seed money to setup and preserve financial investment product. We may incur significant losses from these positions and market fluctuation.

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

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the Russian economic crisis in 1998 and the terrorist attacks on September 11, 2001 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

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

The financial services industry is intensely competitive and rapidly consolidating

Our businesses are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with commercial banks, commercial bank- owned securities subsidiary and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been increasing their market shares in the underwriting business, corporate advisory services in connection with M&A, and exclusive retail business, thereby reducing our share.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks have been increasing and non-Japanese commercial banks plan to create major securities subsidiaries by acquiring their company’s stocks. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported as possible. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose market share as these large, consolidated firms expand their business.

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

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk which could result in financial losses, disruption in our business, litigation from relevant parties, intervention in our business by the regulatory authorities, or damage to our reputation:

•	Failure to settle securities transactions,

•	Failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to the securities exchanges,

•	Suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd., or,

•	The destruction of our facilities or systems due to large-scale disasters or acts of terrorism.

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

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the Securities and Exchange Law effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Also there are controversies regarding how firewalls between commercial banks and securities should be designed including the perspective of efficiency. Furthermore, the Financial Instruments and Exchange Law which is expected to come into effect this September, enforces regulation against securities firms in matters such as advertisement which we may face additional restrictions on our sales and marketing.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur which may adversely affect our business. Such misconduct can include entering into transactions in excess of authorized limits, acceptance of risks that exceeds our limits, or concealment of unauthorized or unsuccessful activities. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act on the Protection of Personal Information, rules, regulations and guidelines relating thereto. The provisions of this law applicable to us became effective on April 1, 2005.

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

We may not be able to realize gains we expect on our private equity investments

As discussed in “Private Equity Business” under Item 5.A of this annual report, we restructured our European private equity business in 2002. Following the restructuring, the investments that were formerly possessed by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees. Under the agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no representation on the Board of Directors of any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interests between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma investments are in the real estate sector, services sector and consumer business, which includes retail and consumer finance, and thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market condition deteriorates in the residential real estate sector in UK, given the large amount of investment in this sector. Furthermore, given the large and illiquid nature of the Terra Firma investments, TFCPL, who manage these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in “Private Equity Business” under Item 5.A of this annual report. The investments of this business are mainly in the manufacturing, restaurant industry and tourism industry in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

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

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have affiliates and investees accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period.

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

Under Japan’s unit share system, holders of our shares constituting less than one unit are subject to significant transfer, voting and other restrictions

Pursuant to the Companies Act of Japan (the “Companies Act”) relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 100 shares of our stock constitute one “unit”. The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other right relating to voting. The transferability of shares constituting less than one unit is significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. Also, holders of shares constituting less than a unit may request us to the effect that we sell shares which become a full unit of shares, together with the less than a unit shares owned by the registered shareholders. However, holders of ADSs are unable to withdraw underlying shares representing less than one unit. Therefore, as a practical matter, they cannot require us to purchase these underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit may not have access to the Japanese markets to sell their shares through the withdrawal mechanism.

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

Rights of shareholders under Japanese law may be more limited than under the laws of jurisdictions within the United States

Our Articles of Incorporation, our Regulations of the Board of Directors and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, Directors’ and Executive Officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

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

Since the end of World War II, we have played a leading role in most major developments in the Japanese securities market. These developments include the resumption of investment trust business in the 1950s, the introduction of public stock offerings by Japanese companies in the 1960s, the development of the over-the-counter bond market in the 1970s, the introduction of new types of investment trusts such as the medium-term Japanese government bond investment trusts in the 1980s, and the growth of the corporate bond and initial public offering markets in the 1990s.

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

In February, 2007, we acquired Instinet Incorporated, a global agency broker and major provider of electronic trading services for institutional investors, to address an electronic platform in global equities.

The address of Nomura’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: 81-3-5255-1000.

B. Business Overview.

Overview

We are the leading securities and investment banking firm in Japan and have worldwide operations. Nomura is a holding company. As of March 31, 2007, we operated offices in more than 20 countries and regions including Japan, the United States, the United Kingdom, Singapore and Hong Kong through our subsidiaries.

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

Our Business Strategy

Our Corporate Goals and Principles

We are committed to a management vision of firmly establishing ourselves as a globally competitive Japanese financial services group. We have also set a management target of achieving an average consolidated return on equity (ROE) of 10-15% over the medium to long term.

In pursuing this vision, we put our clients first and contribute to the creation of an affluent society based on investment by listening closely to the needs of our clients and delivering superior investment services and high value added solutions via the financial and capital markets. We aim to go beyond the boundaries of the traditional securities business to take the lead in expanding into new business areas, and thereby construct new growth models, diversify our sources of earnings, and achieve a profit structure resilient to changes in the market environment. In addition, we will promote compliance with applicable laws, regulations and ensure proper corporate behavior.

Our Current Challenges

Current environment. At present, the Japanese economy can be said to be in a moderate process of expansion with sustained growth in private demand, primarily in the corporate sector, with corporate earnings continuing at high levels. The global economy is also continuing to expand with regional areas of growth, but the U.S. economy remains in a downtrend, particularly in regard to adjustment in the housing market. Because personal consumption in the U.S. economy remains strong and U.S. long-term interest rates are stable, expectations for a soft landing scenario are on the rise. In this economic environment, Japanese domestic businesses are beginning to aggressively map out their future course, leading to an increase in investment in growth by way of M&A and capital investment as well as intensified financing activities supporting such investment.

In domestic personal financial assets, the ongoing shift from savings to investment has continued to accelerate amid social change, including the mass retirement of the baby boom generation and progress of further deregulation, and has remained strong even after the lifting of the zero interest policy last July.

The fact that corporations are beginning to invest for growth, together with the fact that the shift from savings to investment of domestic financial assets has become firmly established, represent two major tides in domestic financial and capital markets. These trends mean that the role to be played by us is becoming more significant, and we believe this represents a business opportunity that is broadening rapidly.

Looking at structural changes in the global financial system, we believe we can point to three major current trends.

First is the fact that private equity funds and hedge funds in recent years have established a strong presence as providers of risk money. Previously, commercial banks were overwhelmingly the major sources for creating credit, but in recent years these types of funds have become established as significant players in the creation of credit. Thus to investment banks and universal banks, providing high-leverage financing utilizing financial technologies to these funds has become a core business.

Second is the liquidity of balance sheets of financial institutions. European and U.S. commercial banks are aggressively making their balance sheets more liquid in the pursuit of profitability rather than scale. The result of this has been the growth of business in asset financing using investments such as securities as a method of making assets liquid, and the use of credit derivatives as a means of hedging credit risk. The remarkable growth of derivatives in recent years has taken place against the backdrop of such pursuit of liquidity on the balance sheet.

Third is the rise of emerging markets, particularly in Asia, where remarkable economic growth has attracted the greatest attention of investors and corporate managers. The expanding trend of investment in Asia is causing major changes in the global financial system.

Thus we believe that we are seeing changes in the domestic environment and the changes in the international environment that can be considered major opportunities for business growth. We are addressing this major opportunity by facing our clients head on, accurately understanding their needs, and responding to those needs, in keeping with our belief that expanding our business is essential.

Challenges and management response. Our management vision is to provide superior services for all kinds of investment. We have made efforts to expand the breadth of our business as a financial group, aiming at further growth by expanding the scope of our business.

In striving for our further growth, we intend to take on the important issues of listening closely to our clients as we plan business growth, pursuing our unique international strategy, and planning expansion into new areas of business.

Client-centric business growth. Our fundamental approach in expanding our business should be to thoroughly understand trends in our clients’ interest and demand in expanding the scope of our business, and to respond in such a way as to create business with our clients. Thus our aim is to develop this type of client-centric business as a Group, and at the same time to offer our business on a global scale as we assure continuing growth.

Each of our divisions is making the following efforts:

In Domestic Retail, we aim to shift personal financial assets away from bank savings to the securities markets, expanding and strengthening our client base. For that purpose, we will promptly offer products and services that meet our clients’ needs by expanding client access channels, which include branch offices, call services and online services. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, we provide high value-added products and solutions, through the application of financial techniques such as securitization and derivatives, and provide liquidity to financial instruments such as interest rates, foreign exchange, credit, equity and real estate linked products.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We will also use our domestic and international networks to build up a solid presence in Asia and further expand our global operations.

In Global Merchant Banking, we work with our other business divisions to seek investment opportunities utilizing our own capital, and we seek to maximize returns on the investments by increasing the corporate value of the companies we invest in.

In Asset Management, we will continue to maintain a structure which can continuously add value by concentrating our operations, enhancing research capabilities and improving our analysis. We also aim to increase assets under management by diversifying the investment opportunities we can offer and expanding our sales channels. In the defined contribution pension plan business, we will increase our client base by offering integrated services that run from consulting for plan implementation to offering individual products.

Development of Nomura’s distinct international strategy. Our international strategy is also focused on client-centric business expansion, while we implement different business strategies that reflect the different characteristics of each region. In Europe, we intend to take on the role of a provider of high-value added products as well as to strengthen this function, while, in the U.S., we are planning to continue focusing on our core competencies. Asia offers significant business potential and we intend to pursue the development of business closely in keeping with the regional demands based on the understanding of local requirements, increase the number of clients who recognize Nomura as a partner, by making maximum use of our financial technologies and global distribution network, in light of the distinctive qualities of each Asian country.

Expansion of new business areas. We are putting more emphasis than ever on the expansion of new business areas. With the acquisition of Instinet in February 2007, we are addressing an electronic trading platform in global equities as a new business area. At the same time we acquired a minority stake in Fortress Investment Group, a global alternative investment manager, with the aim of expanding our product range. In the future, if we can be confident that businesses acquired through M&A will give rise to complementary relationships and provide synergy, we believe we will be able to utilize M&A as a powerful strategic option.

In addition, we have expanded into new business areas with JOINVEST Securities Co., Ltd. and the loan business of Nomura Capital Investment Co., Ltd. In the future, we intend to accelerate our progress in the expansion of business areas with the goal of broader business operation through such expansion.

In addressing the above challenges and strategy, we will bring together the collective strengths of our domestic and international operations to expand and develop Japan’s financial and capital markets, while also increasing profitability across our group to achieve our management targets and maximize shareholder value.

Domestic Retail

In Domestic Retail, we conduct business activities mainly for individuals and corporations in Japan through a network of nationwide branches. The number of branches increased to 148 as of the end of March 2007 from 133 a year ago. We offer investment consultation services and maintenance services to meet the medium- to long-term needs of our customers. The aggregate market value of our domestic client assets was ¥85.2 trillion as of the end of March 2007. We discuss domestic client assets in “Operating Results” under Item 5.A of this annual report.

In order to execute our business strategy described above in “Our Current Challenges,” we employ various methods to deliver our services to our clients. These include face-to-face meetings with our staff, either in our branch offices or by visiting our customers, and communications through Nomura Home Trade, an internet-based trading service or our call center. In December 2003, we launched the Hotto Direct Service Department to meet the needs of asset builders by providing internet and telephone services in order to strengthen our service structure for individual investors, who consist primarily of salaried employees of Japanese companies.

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

Global Markets is composed of Global Fixed Income, Global Equity, and Asset Finance. As financial products become increasingly diversified across various asset types, we are implementing a trading system better suited to hybrid products with both debt and equity characteristics. Also, we are trying to strengthen our position in credit markets, and have been improving our capability to offer market-based credit products such as securitization instruments. Furthermore, we are expanding our asset finance business, primarily in the real estate market.

Global Fixed Income. We offer clients global access to the fixed income markets and solutions to their financing needs. In our trading operations, our offices in Tokyo, Hong Kong, London and New York work closely with one another to ensure that clients receive access to coverage across the globe. We have a number of client-focused trading teams, with particular expertise in trading domestic and international debt as well as other fixed income related products, including government securities, agency securities, municipal securities, credit products, money market products, foreign exchange and asset backed securities. In the field of interest rate, credit and other derivatives trading, we utilize our risk management capabilities and risk tolerance capacity to provide services that respond to the investment requirements of our clients. We recognize that investors possess different investment needs. Through our global sales and trading network, including our capital markets, syndication, securitization and asset finance teams, we provide investors around the world with the services and products that match their investment needs in a timely manner. Our research team covers Japan’s domestic economy and markets, and the global economy. In our research activities, analysts specializing in economic, credit and quantitative research provide investors with timely up-to-the-minute research and insights on the major issues of the moment. By combining our research power with our sales, trading, origination and syndication capabilities, we seek to provide tailor-made services to our clients.

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

Asset Finance. Asset Finance provides clients with various solutions towards the arrangement of financing instruments for real estate, including senior and mezzanine non-recourse loans, asset-backed securities, private funds, and Real Estate Investment Trusts. We have also developed mezzanine and equity funds with third-party business partners. Many of those instruments are marketed to investors globally through our sales forces as alternative investments opportunities.

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

Financial Advisory Services. We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, restructurings, capital structuring and leverage buyouts. Our involvement in initial public offerings (“IPOs”), reorganizations and other corporate restructurings enhance our opportunities to offer customers other advisory and investment banking services.

Global Merchant Banking

We have a growing private equity business in Japan, which we operate through wholly owned subsidiaries, including Nomura Principal Finance Co., Ltd. (“NPF”). Our main focus has been targeting investment opportunities for capital appreciation that will offer attractive returns to us and which will also help contribute to the revitalization of the Japanese economy. Since their inceptions, the subsidiaries have made 22 investments for an aggregate value of ¥ 245,160 million and have successfully exited from 11 investments (including partial sales). Given the attraction of private equity opportunities in Japan as the economy improves and the speed of corporate restructuring increases, our investment portfolio is set to increase.

In Europe, our private equity investments are managed by Terra Firma, an independent asset management group. Terra Firma was established following the reorganization in March 2002 of our UK principal finance business, and is operated by former Nomura employees. For a further description of our private equity business, see “Private Equity Business” under Item 5.A of this annual report.

We also actively invest in venture companies in Japan, Europe and the United States focusing mainly on biotechnology, IT technology and health care businesses, some of which have been already taken public through IPOs.

Asset Management

In Asset Management, we conduct asset management business and defined contribution pension plan business.

Asset Management Business

We conduct our asset management business, which consists of development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co., Ltd., the largest asset management company in Japan, in terms of assets under management in investment trusts as of March 31, 2007. Nomura Asset Management Co., Ltd. manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through Nomura Securities Co., Ltd. as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post. Investment trusts are also offered as instruments in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

In addition to Nomura Asset Management Co., Ltd., we also conduct our asset management business through other subsidiaries, including Nomura Corporate Research and Asset Management Inc. (NCRAM), which mainly manages high yield bonds and high yield loans in the United States, Nomura Funds Research and Technologies Co., Ltd., which manages various funds of funds, in Japan, MAINTRUST Kapitalanlagegesellschaft mbH in Germany, and Nomura Funds Research and Technologies America, Inc. in the United States. In January 2006, Nomura Bank (Luxembourg) S.A., which is mainly engaged in fund administration and custody business, was integrated into Asset Management.

Defined Contribution Pension Plan Business

We also provide services relating to defined contribution pension plans, such as support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education. In January 2004, we consolidated our defined contribution pension telephone services, administrative services for defined contribution pension plans, and pension-related and other consulting services under one subsidiary, Nomura Pension Support & Service Co., Ltd., to provide improved services to customers.

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

Since stock brokerage commission rates were deregulated in October 1999, competition in the domestic stock brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, are offering securities brokerage services at low commission rates. We have restructured our stock brokerage services to offer lower commissions, but seek to compete against these companies not only on the basis of commission rates, but by offering high-value added services such as our research, consultation and trading execution. We continue to enhance our on-line trading capabilities through boosting user-friendliness to meet the various demands of our customer. In May 2006, we launched an on-line securities company to maintain our group’s competitiveness by offering retail clients brokerage services through internet. As for the underwriting business, some on-line securities companies have recently begun offering in dramatically reduced commission rates in order to gain market share. We continue to monitor these trends carefully.

We compete with Japanese and non-Japanese asset management companies. We are a leading provider of asset management services in Japan. Recognizing the opportunities available in Japan for asset management business, new entrants, in particular major non-Japanese asset management companies, and asset management companies with operations in Japan are allocating more resources to expand their operations. There is intense competition in this business area.

Overseas, we compete with major investment banking firms. Most of our competitors in the overseas markets have stronger local presence and longer operating history in these markets than we do. We have competitive Japan-related financial products such as global sales and trading activities and underwriting activities in Japanese equity securities and fixed income products denominated in yen, and in certain non-Japan-related areas.

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

Securities companies are not allowed to directly conduct banking and other financial services, except for cases in which securities companies register as a money lender and conduct money lending business under the Law Concerning Regulation, etc. of Money Lending Businesses or have permission as a bank agent and conduct bank agent business under the Banking Law. Also, securities companies may own a majority of shares in banks and other financial services institutions. Such subsidiaries conducting banking and financial services are also regulated by relevant laws and regulations. The Nomura Trust & Banking Co., Ltd. is a subsidiary of Nomura and conducts banking and certain financial services.

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

The “Law to Amend Part of the Securities and Exchange Law, Etc.” (the “Amendment Law”) of Japan, which replaces the Securities and Exchange Law with a new Financial Instruments and Exchange Law, was promulgated on June 14, 2006. The Amendment Law is expected to come in effect this September. The Financial Instruments and Exchange Law will widely regulate the products and services that have been regulated by laws and ordinances other than the Securities and Exchange Law or have not been subjected to any regulation by laws and ordinances, as “financial instruments” and “financial instruments trading business” anew, whereby further strengthening investor protection. Additionally, the Financial Instruments and Exchange Law provides stiffer penalties for misrepresentation in disclosure documents and unfair trading, improvement of TOB systems, improvement of systems of reports on large shareholders and improvement of corporate information disclosure systems, including obligatory quarterly report systems and obligatory submission of confirmation letters concerning the descriptions in securities reports, among other things.

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

The Financial Services Agency established “Guideline for Financial Conglomerates Supervision” in June, 2005. Financial conglomerates, defined as holding company of financial institutions and its group companies, must maintain the amount of consolidated capital not smaller than required capital. General Principles of Supervising Securities Companies, established in July 2005, requires international securities group to report consolidated capital adequacy ratio to the Financial Services Agency semi-annually and whenever if the ratio falls below 120%.

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

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Principal Finance Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Pension Support & Service Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
JOINVEST Securities Co., Ltd.	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Holding America Inc.	United States	100
Nomura Securities International, Inc.	United States	100
Nomura Corporate Research and Asset Management Inc.	United States	100
Nomura Asset Capital Corporation	United States	100
The Capital Company of America LLC	United States	100
Nomura Derivative Products Inc.	United States	100
Nomura Global Financial Products Inc.	United States	100
Nomura Securities (Bermuda) Ltd.	Bermuda	100
Nomura America Mortgage Finance, LLC	United States	100
NHI Acquisition Holding Inc.	United States	100
Instinet Incorporated	United States	100
Nomura Europe Holdings plc	United Kingdom	100
Nomura International plc	United Kingdom	100
Nomura Bank International plc	United Kingdom	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Italia S.I.M. p.A.	Italy	100
Nomura Funding Facility Corporation Limited	Ireland	100
Nomura Global Funding plc	United Kingdom	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	United Kingdom	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura Investment Banking (Middle East) B.S.C. (c)	Bahrain	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Malaysia Sdn Bhd.	Malaysia	100
Nomura Australia Limited	Australia	100
P.T. Nomura Indonesia	Indonesia	94

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2007, our principal head office is located in Tokyo, Japan and occupies 942,857 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 129,910 square feet, our Nagoya branch office, which occupies 77,338 square feet, and the head office of Nomura Asset Management in Tokyo, which occupies 152,977 square feet. We lease certain other office space in Japan. Nomura Land and Building Co., Ltd., which is accounted for under the equity method of accounting in our consolidated financial statements, is the lessor of certain leased office space in Japan, including part of our Tokyo headquarters.

As of March 31, 2007, our major offices outside Japan are the London head office of Nomura International, which occupies 394,063 square feet, and the New York head office of Nomura Securities International, which occupies 192,448 square feet. We own the land and building for the London head office of Nomura International. We lease most of our other overseas office space.

As of March 31, 2007, the aggregate book value of the land and buildings we owned was ¥204 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥80 billion. These amounts include the aggregate book value of the land and buildings private equity entities owned of ¥46 billion, and the aggregate book value of equipment private equity entities owned of ¥26 billion. We lease other equipment we use in our operations.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2007 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

After climbing out of a lull in the middle of 2005, the Japanese economy has shown sustained growth, striking a good balance between domestic and overseas demand. Against this backdrop, the corporate sector has maintained high levels of capital investment, buoyed by earnings improvement and increased demand. In addition, as the labor market recovery becomes more widespread, the household sector’s income environment has taken a turn for the better. Consumer spending is also registering a moderate recovery, despite weakness in mid-2006 due to adverse weather conditions. During this time, the United States, Chinese and other overseas economies generally remained healthy, and this provided a tailwind for Japan’s economy.

Corporate earnings have expanded steadily since the fiscal year ended March 2003, and this trend was maintained in the year ended March 2007, marking the fifth straight year of growth in corporate earnings. As was the case a year earlier, overall growth was driven by the materials sector and other sectors sensitive to commodity prices, but also by processing sectors such as automobiles and machinery.

After rallying strongly from August 2005, the stock market trended downward from April through June 2006 and then fluctuated for the following six months. From the end of 2006 through February 2007, though, the stock market again gained ground before falling slightly again toward the fiscal year-end. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, surpassed 1,800 for the first time in roughly fifteen years in February 2007. The TOPIX rose 46% between the end of March 2005 and the end of March 2006, from 1,182.18 to 1,728.16, but ended March 2007 little changed, at 1,713.61. The Nikkei Stock Average similarly climbed 46% between the end of March 2005 and the end of March 2006, from 11,668.95 to 17,059.66. By the end of March 2007, though, the Nikkei Stock Average had risen only slightly further, to 17,287.65.

Yields on newly issued 10-year Japanese Government bonds were a low 1.2% or so in the middle of 2005, but subsequently increased in line with appreciation in share prices. In March 2006 the Bank of Japan announced the end of its policy of quantitative easing, in reaction to which yields briefly reached 2%. Thereafter, yields at one point dropped back to 1.5%, as the stock market traded in a fairly narrow range throughout the fiscal year and amid heightened expectations for more gradual increases in the Bank of Japan’s policy rate. Over the fiscal year as a whole, yields remained within a limited trading range of 1.5–2.0%.

On foreign exchange markets, the U.S. dollar slumped to around ¥109 against the yen and around US$1.29 against the euro, on expectations that the United States would end its monetary tightening campaign after the European Central Bank (ECB) again lifted interest rates in March 2006 and as the Bank of Japan scrapped its policy of quantitative easing. Thereafter, the dollar regained ground against the yen on revised expectations concerning monetary policies in Japan and Europe, and through the second half of 2006 the dollar traded in a range of ¥114–120 against the yen and a range of US$1.25–1.30 against the euro. From around the end of 2006, the yen weakened and the euro advanced, as although the United States kept its policy rate largely unchanged, the ECB continued to implement rate hikes, while Japan was viewed as likely to postpone further rate hikes. By February 2007 the dollar had risen to around ¥121 against the Japanese yen, but had weakened to around US$1.32 against the euro. Despite some steps in the opposite direction, that trend has since continued, and since April the euro has been at over ¥160, the yen’s weakest level since the common European currency was introduced.

Overseas

Among the economies of the world’s leading industrialized nations, U.S. economic growth weakened over the second half of 2006, reflecting weakness in the housing market, while the economic climate in Europe improved. International commodity prices remained on an upward trajectory through June 2006, but subsequently tumbled and have since stayed within a narrow range. While interest rate hikes in the United States came to an end in June 2006, the ECB has retained its monetary tightening stance. The Chinese authorities also continue to take measures aimed at reining in an overheated economy.

The U.S. economy experienced steady real GDP growth of 3.2% in 2005, and that pattern was sustained in 2006, when real GDP growth was 3.3%. Although housing investment cooled off dramatically on the back of earlier rate hikes, capital expenditure grew solidly, underpinned by a corporate earnings recovery, in addition to which steadily improving employment conditions shored up personal spending. While companies became somewhat more cautious in their outlook in the second half of 2006, earnings in 2007 have not weakened as much as expected and are showing evidence of resilience.

The Federal Reserve Board started to raise interest rates in June 2004. In the two-year period through June 2006, the Federal Open Market Committee, or FOMC, hiked the Federal funds rate to 5.25%, from 1%, and since then has remained on the lookout for both economic deceleration and heightened inflation. As a consequence of repeated rate hikes, the yield on 10-year U.S. Treasuries had risen to more than 5% by about the time the United States ended its monetary tightening campaign. Reflecting the aforementioned stance of the Federal Reserve, though, the 10-year yield has since been in a range of around 4.5–5.0%. The Dow Jones Industrial Average, or DJIA, fluctuated sharply in 2006, in line with wavering views on the outlook for U.S. monetary policy. Since the monetary tightening campaign came to an end, though, the DJIA has been rising gradually on such factors as declines in long-term interest rates and commodity prices, and heightened M&A activity. At the end of April 2007, by which time earnings concerns had weakened, the DJIA broke through the 13,000 mark for the first time in history.

Growth in the European economies accelerated in 2006. Real GDP growth in the Eurozone accelerated from 1.5% in 2005 to 2.8% in 2006. The ECB gradually has been raising its benchmark interest rate since the end of 2005. By March 2007 it had implemented seven successive rate hikes of 0.25 percentage point each, and the benchmark rate stood at 3.75%. European share prices fell fairly substantially in the April to June quarter of 2006, along with the U.S. stock market gyrations. In 2007, though, share prices have reached record highs, reflecting the healthy economy and buoyant corporate earnings, as well as frequent mergers and acquisitions.

Asian economies other than Japan lost momentum, albeit only slightly, in 2005. In 2006, though, they regained their vigor and sustained robust growth. The Chinese government continues its tightening measures to guard against the ongoing threat of an overheating economy, marked by real GDP growth in excess of 10%. Meanwhile, the Indian economy expanded by more than 9% in 2006, eclipsing the growth attained in 2005.

Executive Summary

The Japanese economy continued to recover during the year under review, surpassing the record “Izanagi Boom” (Japan’s uninterrupted economic expansion between 1965 and 1970) in November 2006 to become the longest period of expansion since the end of World War II. Personal spending, however, was weak on the back of low growth in wages and unseasonable weather. At the same time, the corporate sector remained firm with recurring profits at leading publicly traded companies supported by an increasingly weaker yen to record the fifth straight year of improvement. The Japanese stock market underwent a correction in the April-June quarter in response to a rise in global interest rates and the fall in share prices around the world. Share prices consequently recovered, however, with the TOPIX reaching its highest level since 1991 in February. The market has focused on external demand-led sectors with international competitiveness and expansion plans as well as companies that are aggressively pursuing shareholder return strategies through dividends and stock repurchases, boosting the share price of such companies. Foreign investors continued to play a leading role in supply and demand. In falling markets, however, the presence of individuals and investment trusts is increasing. Merger and acquisition proceeds reached an all-time high in 2006. Japanese corporations increasingly pursue M&A as a major strategic option. In the bond market, the yield on 10-year Japanese government bonds rose nearly to 2.0% in July, but then retreated to the 1.6%-1.9% range as the pace of consumer price rises remained extremely weak, despite the second monetary tightening by the Bank of Japan. Financing activities by listed companies remained strong through stock and bond issues in Japanese and overseas capital markets. In this environment, income from continuing operations before income taxes decreased by 28% from ¥445.6 billion for the year ended March 31, 2006 to ¥321.8 billion for the year ended March 31, 2007. Net income decreased by 42% from ¥304.3 billion for the year ended March 31, 2006 to ¥175.8 billion for the year ended March 31, 2007. As a result, our return on equity (ROE) declined to 8.3% for the year ended March 31, 2007 from 15.5% for the year ended March 31, 2006.

In Domestic Retail, net revenue for the year ended March 31, 2007 was ¥440.1 billion, down 1% from the previous year, and income before income taxes was ¥160.9 billion, down 18% from the previous year. Although a decline in equity agency transaction value led to a drop in stock brokerage commissions compared to the previous year, robust sales of existing funds offering frequent distributions and newly established investment trusts resulted in an increase in commissions for distribution of investment trusts and investment trust administration fees and other. As such, net revenue remained strong around the same level as last year. However, in view of our growing client base and further expansion of the pool of investors in Japan, we increased our headcount, opened new branches, expanded our call centers, and built up our IT infrastructure. These investments led to an increase in non-interest expenses. Domestic client assets in Domestic Retail (including regional financial institutions) and Financial Management Division have continued to grow after reaching ¥85.2 trillion, the highest figure ever, as of March 31, 2007.

In Global Markets, net revenue for the year ended March 31, 2007 was ¥290.0 billion, down 22% from the previous year, and income before income taxes was ¥58.8 billion, down 63% from the previous year. In spite of a rebound in order flow for interest rate and currency-linked structured bonds during the second half of the year, Fixed Income saw a decline in revenue as a result of weak trading due to changes in the interest rate and currency market environments. In Equity, although multiple private offering transactions and equity derivative trading turned up during the fourth quarter, trading revenue declined as equity market volatility remained low until the third quarter.

In Global Investment Banking, net revenue for the year ended March 31, 2007 was ¥99.2 billion, down 0.5% from the previous year, and income before income taxes was ¥44.4 billion, down 14% from the previous year. Revenue was strong around the same level as the previous year as equity underwriting increased markedly during the year, M&A related businesses remained firm, and business in Europe expanded following a strategic build up. However, income before income taxes declined as a result of higher expenses due mainly to an increase in headcount in our international operations.

In Global Merchant Banking, net revenue for the year ended March 31, 2007 was ¥65.0 billion, down 5% from the previous year, and income before income taxes was ¥52.8 billion, down 5% from the previous year. During the year, we invested in Skylark, Tsubaki Nakashima and others while also actively exiting from other investments. This resulted in a continued high level of revenue. We recognized realized and unrealized gains resulting from the sale of a part of our stake in Tungaloy Corporation, a Nomura Principal Finance investee company, and the partial sale of Terra Firma investee companies.

In Asset Management, net revenue for the year ended March 31, 2007 was ¥90.1 billion, up 37% from the previous year, and income before income taxes was ¥36.5 billion, up 77% from the previous year. As investment trusts become increasingly popular in Japan, assets under management in publicly offered investment trusts reached a record level. Sales of existing investment trusts offering frequent distributions as well as newly launched funds remained strong. The expansion of our investment trust business is the result of expanding our product lineup to meet the increasingly diverse asset management needs of our customers and diversifying our sales channels by strengthening approach to Nomura Securities, Japan Post, and banks and trust banks nationwide. Our investment management business for institutional clients also expanded successfully driven mainly by demand from outside Japan.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated.

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues:
Commissions	¥221,963	¥356,325	¥337,458	$2,870
Fees from investment banking	92,322	108,819	99,276	844
Asset management and portfolio service fees	78,452	102,667	145,977	1,242
Net gain on trading	201,686	304,223	290,008	2,467
Gain on private equity investments	7,744	12,328	47,590	405
Gain (loss) on investments in equity securities	15,314	67,702	(20,103)	(171)
Private equity entities product sales	75,061	88,210	100,126	852
Other	32,316	58,753	67,425	573

Total Non-interest revenues	724,858	1,099,027	1,067,757	9,082
Net interest revenue	74,332	46,623	23,344	199

Net revenue	799,190	1,145,650	1,091,101	9,281
Non-interest expenses	594,355	700,050	769,343	6,544

Income from continuing operations before income taxes	204,835	445,600	321,758	2,737
Income tax expense	110,103	188,972	145,930	1,241

Income from continuing operations	94,732	256,628	175,828	1,496
Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in 2006)	—	99,413	—	—
Income tax expense	—	51,713	—	—

Gain on discontinued operations	—	47,700	—	—

Net income	¥94,732	¥304,328	¥175,828	$1,496

Return on equity	5.2%	15.5%	8.3%

Net revenue deceased by 5% from ¥1,145,650 million for the year ended March 31, 2006 to ¥1,091,101 million for the year ended March 31, 2007. Commissions decreased by 5%, due to a drop in stock brokerage commissions, reflecting a decline in equity agency transaction value, while there was an increase in commissions for distribution of investment trusts. Asset management and portfolio service fees also increased by 42% due primarily to the growth in the net assets of publicly offered investment trusts. Gain on private equity investments increased by 286% from the previous financial year, due to realized and unrealized gains resulting from the sale of stakes in the companies we invested in. We recorded losses on our investments in equity securities compared to gains in the previous financial year, when stock markets were strong.

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

Net interest revenue was ¥74,332 million for the year ended March 31, 2005, ¥46,623 million for the year ended March 31, 2006 and ¥23,344 million for the year ended March 31, 2007. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. Net interest revenue for the year ended March 2007 declined by 50% from the year ended March 31, 2006. There were several causes of the decline in net interest revenue: Rising short-term interest rates causing funding cost to rise, reduction of high-yielding bond positions due to business reorganization, and reduction in coupon received on the mortgage finance positions due to increasing delinquencies. Net interest revenue for the year ended March 2006 declined by 37% from the year ended March 31, 2005, primarily due to rising interest rates and an increase in repo/reverse repo activities. An increase in the trading positions, notably common stock long position as transactions became active, resulted in increased funding demands. Increase in stock lending activities also contributed to the increase in funding usage. On a gross basis, both interest revenue and interest expense rose 73% and 98% respectively in 2006. These rises were mostly attributable to the increase in repo/reverse repo transactions.

In our consolidated income statement, we include under “Revenue” gain (loss) on investments in equity securities. We recorded gains on such investments in the amount of ¥15,314 million and ¥67,702 million for the years ended March 31, 2005 and 2006, respectively and losses on such investments in the amount of ¥20,103 million for the year ended March 31, 2007. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 10% from ¥700,050 million for the year ended March 31, 2006 to ¥769,343 million for the year ended March 31, 2007. The increase in non-interest expenses was mainly due to compensation and benefit costs and information processing and communications costs. Compensation and benefit costs increased by 6% from ¥325,431 million for the year ended March 31, 2006 to ¥345,936 million for the year ended March 31, 2007, resulting from the increase in headcount. Information processing and communications costs increased by 23% from ¥89,600 million for the year ended March 31, 2006 to ¥109,987 million for the year ended March 31, 2007, due primarily to an increase of IT investments.

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

Income from continuing operations before income taxes was ¥204,835 million for the year ended March 31, 2005, ¥445,600 million for the year ended March 31, 2006 and ¥321,758 million for the year ended March 31, 2007.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic statutory tax rate is approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one-year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for Income from continuing operations for the year ended March 31, 2007 was ¥145,930 million, representing an effective tax rate of 45.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2007 by approximately 11.6%. Second, tax benefit has been recognized on the devaluations of investments in subsidiary companies, mainly in overseas. This had the effect of decreasing the effective tax rate for the year ended March 31, 2007 by approximately 8.0%.

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

On January 31, 2006, we sold our stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in our private equity business and accounted for as a consolidated subsidiary. In the year ended March 31, 2006, MR has been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and its results of operations, including the gain on sale, and cash flows are separately reported.

Net income was ¥94,732 million for the year ended March 31, 2005, ¥304,328 million for the year ended March 31, 2006 and ¥175,828 million for the year ended March 31, 2007. Our return on equity was 5.2% for the year ended March 31, 2005, 15.5% for the year ended March 31, 2006 and 8.3% for the year ended March 31, 2007.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 19 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 19. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

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

Operating Results of Domestic Retail

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥301,464	¥442,981	¥434,701	$3,698
Net interest revenue	2,903	3,554	5,417	46

Net revenue	304,367	446,535	440,118	3,744
Non-interest expenses	223,200	249,330	279,253	2,376

Income before income taxes	¥81,167	¥197,205	¥160,865	$1,368

Net revenue for the year ended March 31, 2007 was ¥440,118 million, decreasing 1% from ¥446,535 million for the year ended March 31, 2006, due primarily to a decline in equity agency transaction value led to a drop in stock brokerage commissions. However, the effect was largely offset by robust sales of existing funds offering frequent distributions and newly established investment trusts resulted in an increase in commissions for distribution of investment trusts and investment trust administration fees.

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

Non-interest expenses for the year ended March 31, 2007 were ¥279,253 million, increasing 12% from ¥249,330 million for the year ended March 31, 2006, due primarily to an increase in our headcount, opened new branches, expanded our call centers, and built up our IT infrastructure.

Non-interest expenses for the year ended March 31, 2006 were ¥249,330 million, increasing 12% from ¥223,200 million for the year ended March 31, 2005 mainly due to increases in compensation and benefits.

Income before income taxes were ¥81,167 million for the year ended March 31, 2005, ¥197,205 million for the year ended March 31, 2006 and ¥160,865 million for the year ended March 31, 2007.

The graph below shows the revenue composition by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2005, 2006, and 2007.

As described above, revenue composition of investment trusts and asset management increased from 22% for the year ended March 31, 2006 to 31% for the year ended March 31, 2007 and from 8% for the year ended March 31, 2006 to 12% for the year ended March 31, 2007, respectively due primarily to an increase in commissions for distribution of investment trusts and asset management fees reflecting robust sales of investment trusts. Revenue composition of equities decreased from 45% for the year ended March 31, 2006 to 32% for the year ended March 31, 2007, due primarily to a decline in equity agency transaction value led to a drop in stock brokerage commissions. Revenue composition of bonds and variable annuity insurance unchanged from the previous year as of March 31, 2007.

Domestic client assets

The following graph shows amounts and details regarding domestic client assets at March 31, 2005, 2006, and 2007. Domestic client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products in Domestic Retail (including regional financial institutions) and Financial Management Division.

Domestic Client Assets

Domestic client assets increased by ¥4.7 trillion from ¥80.5 trillion at March 31, 2006 to ¥85.2 trillion at March 31, 2007, due primarily to net new money. The balance of our clients’ investment trusts increased 16% from ¥12.1 trillion at March 31, 2006 to ¥14.1 trillion at March 31, 2007, reflecting net cash inflows by clients of ¥2.0 trillion.

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

Operating Results of Global Markets

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥170,667	¥327,716	¥285,088	$2,425
Net interest revenue	72,420	43,392	4,940	42

Net revenue	243,087	371,108	290,028	2,467
Non-interest expenses	182,901	213,387	231,222	1,967

Income before income taxes	¥60,186	¥157,721	¥58,806	$500

Net revenue decreased by 22% from ¥371,108 million for the year ended March 31, 2006 to ¥290,028 million for the year ended March 31, 2007, due primarily to a decline in revenue as a result of weak trading reflecting changes in the interest rate and currency market environments in fixed income. Also trading revenue in equity declined as equity market volatility remained low.

Net revenue increased by 53% from ¥243,087 million for the year ended March 31, 2005 to ¥371,108 million for the year ended March 31, 2006, due primarily to increases in net gain on trading and commissions reflecting a strong market environment.

Non-interest expenses increased by 8% from ¥213,387 million for the year ended March 31, 2006 to ¥231,222 million for the year ended March 31, 2007, due primarily to increases in compensation and benefit costs and commissions and floor brokerage resulting from the consolidation of Instinet.

Non-interest expenses increased by 17% from ¥182,901 million for the year ended March 31, 2005 to ¥213,387 million for the year ended March 31, 2006, due primarily to increases in compensation and benefit costs and commissions and floor brokerage in line with higher revenues.

Income before income taxes was ¥60,186 million for the year ended March 31, 2005, ¥157,721 million for the year ended March 31, 2006 and ¥58,806 million for the year ended March 31, 2007.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31
	2005	2006	2007
Nomura’s Share in Japanese Government bond auctions	18%	11%	11%
Nomura’s Share in secondary bond trading	14%	13%	13%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31
	2005	2006	2007
TOPIX	1,182.18	1,728.16	1,713.61
	0.3%	46.2%	(0.8)%
Nikkei 225 (“Nikkei Stock Average”)	11,668.95	17,059.66	17,287.65
	(0.4)%	46.2%	1.3%

After rallying strongly from August 2005, the stock market trended downward from April through June 2006 and then fluctuated for the following six months. From the end of 2006 through February 2007, though, the stock market again gained ground before falling slightly again toward March 2007. The key TOPIX index, for example, little changed from 1,728.16 points as of the end of March 2006, to 1,713.61 points as of the end of March 31, 2007. Similarly, the Nikkei Stock Average rose slightly from 17,059.66 points as of the end of March 2006, to 17,287.65 points as of the end of March 2007. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2005	2006	2007
Total equity trading market in Japan	7%	7%	7%
Off-floor/off-exchange equity trading market in Japan	17%	21%	21%

Global Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity, and other instruments in the major markets of Asia, Europe, and the U.S. regions. We have been enhancing our M&A and financial advisory capabilities for cross-regional deals as well as deals within each region.

Operating Results of Global Investment Banking

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥73,271	¥98,087	¥97,427	$829
Net interest revenue	2,174	1,579	1,760	15

Net revenue	75,445	99,666	99,187	844
Non-interest expenses	46,231	48,127	54,783	466

Income before income taxes	¥29,214	¥51,539	¥44,404	$378

Net revenue was ¥99,187 million for the year ended March 31, 2007 around the same level as the previous year as equity underwriting increased markedly during the year, M&A related businesses remained firm, and business in Europe expanded following a strategic build up.

Net revenue increased by 32% from ¥75,445 million for the year ended March 31, 2005 to ¥99,666 million for the year ended March 31, 2006, due primarily to an increase in fees earned from underwriting public equity offerings and M&A and financial advisory.

Non-interest expenses increased by 14% from ¥48,127 million for the year ended March 31, 2006 to ¥54,783 million for the year ended March 31, 2007, due primarily to higher compensation and benefit costs reflecting an increase in the headcount in our international operations.

Non-interest expenses increased by 4% from ¥46,231 million for the year ended March 31, 2005 to ¥48,127 million for the year ended March 31, 2006, due primarily to an increase in compensation and benefit costs.

Income before income taxes was ¥29,214 million for the year ended March 31, 2005, ¥51,539 million for the year ended March 31, 2006 and ¥44,404 million for the year ended March 31, 2007.

The following table shows changes in our market share (value base) in the underwriting market for bonds and equity in Japan.

	Year Ended March 31
	2005	2006	2007
Nomura’s Share in Japanese IPOs	32%	20%	21%
Nomura’s Share in Japanese Public Offerings	25%	27%	40%
Nomura’s Share in Japanese Straight Bonds	17%	18%	14%
Nomura’s Share in Japanese Samurai Bonds	12%	13%	13%

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

Operating Results of Global Merchant Banking

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥20,910	¥80,402	¥77,325	$657
Net interest revenue	(13,572)	(12,158)	(12,356)	(105)

Net revenue	7,338	68,244	64,969	552
Non-interest expenses	10,370	12,809	12,153	103

Income before income taxes	¥(3,032)	¥55,435	¥52,816	$449

Net revenue decreased by 5% from ¥68,244 million for the year ended March 31, 2006 to ¥64,969 million for the year ended March 31, 2007, despite realized and unrealized gains resulting from Nomura Principal Finance’s sale of a part of its stake in Tungaloy Corporation, and the partial sale of Terra Firma investee companies.

In the year ended March 31, 2007, realized gains from investments in Japan from which we exited were ¥12.0 billion and unrealized gains from investments in Japan were ¥9.8 billion. Realized gains from the Terra Firma investments were ¥84.8 billion and unrealized losses from the Terra Firma investments were ¥28.0 billion. Investments in the residential real estate sector continued to perform well on the back of a buoyant market, leading to a significant uplift. Gains from property related investments were partially offset by the continued underperformance of retail and service industry investments, where falling market share and lower than expected demand for new products and services were the main causes of the net realizable value of these assets being reduced. Further gains were made on utilities assets through refinancing and divestiture.

Net revenue increased by 830% from ¥7,338 million for the year ended March 31, 2005 to ¥68,244 million for the year ended March 31, 2006, due primarily to large realized gains from Nomura Principal Finance’s sale of its stake in Millennium Retailing, Inc., and the partial sale of Wanbishi Archives and other investee companies.

In the year ended March 31, 2006, realized gains from investments in Japan from which we exited were ¥77.6 billion and unrealized losses from investments in Japan were ¥3.8 billion. Unrealized gains from the Terra Firma investments were ¥1.7 billion. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, rent reviews resulted in a significant uplift ahead of management expectations during this period. Lower cost of capital due to introduction of new debt financing also contributed to the sector’s performance. The solid performance by the property investments was offset by fair value reductions in a number of investments in the Retail, Consumer Finance and Service sector. Falling market share, lower than expected demand for new products, a reduction in the contract base and increase in pension exposure were the main factors causing the net realizable value of these investments to be reduced.

In the year ended March 31, 2005, realized gains from investments in Japan from which we exited were ¥1.9 billion. Realized gains from the Terra Firma investments were ¥2.6 billion and unrealized gains from the Terra Firma investments were ¥12.3 billion. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, a renegotiation of the original terms significantly increased the number of apartments available for sale each year. The solid performance by the property investments was partially offset by fair value reductions in a number of investments in the retail and service sector. Falling market share, lower than expected demand for new products and a reduction in the contract base and a fall in average revenues per contract, were the main factors causing the net realizable value of these investments to be reduced.

Non-interest expenses decreased by 5% from ¥12,809 million for the year ended March 31, 2006 to ¥12,153 million for the year ended March 31, 2007, due primarily to decreased compensation and benefit costs associated with decreased net revenue.

Non-interest expenses increased by 24% from ¥10,370 million for the year ended March 31, 2005 to ¥12,809 million for the year ended March 31, 2006, due primarily to higher professional fees and increased compensation and benefit costs associated with increased net revenue.

Loss before income taxes was ¥3,032 million for the year ended March 31, 2005, income before income taxes was ¥55,435 million for the year ended March 31, 2006 and ¥52,816 million for the year ended March 31, 2007.

Asset Management

Our Asset Management business is conducted principally through Nomura Asset Management Co., Ltd. We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd., other brokers, banks and Japan Post. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management. Also, in the defined contribution pension business, we receive commissions as a plan administrator. In January 2006, Nomura Bank (Luxembourg) S.A., which is engaged in fund administration and custody business, was integrated into Asset Management.

Operating Results of Asset Management

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥47,056	¥63,030	¥87,241	$742
Net interest revenue	1,937	2,813	2,865	24

Net revenue	48,993	65,843	90,106	766
Non-interest expenses	39,005	45,220	53,649	456

Income before income taxes	¥9,988	¥20,623	¥36,457	$310

Net revenue increased by 37% from ¥65,843 million for the year ended March 31, 2006 to ¥90,106 million for the year ended March 31, 2007, due primarily to increases in asset management and portfolio service fees driven by growth of assets under management reflecting robust sales of existing investment trusts as well as newly launched funds.

Net revenue increased by 34% from ¥48,993 million for the year ended March 31, 2005 to ¥65,843 million for the year ended March 31, 2006, due primarily to increases in asset management and portfolio service fees driven by growth of assets under management.

Non-interest expenses increased by 19% from ¥45,220 million for the year ended March 31, 2006 to ¥53,649 million for the year ended March 31, 2007, due primarily to increased compensation and benefit costs to improve asset management services and a client service structure and expenses related to the consolidation of offices at the headquarters.

Non-interest expenses increased by 16% from ¥39,005 million for the year ended March 31, 2005 to ¥45,220 million for the year ended March 31, 2006, due primarily to increased compensation and benefit costs associated with increased net revenue.

Income before income taxes was ¥9,988 million for the year ended March 31, 2005, ¥20,623 million for the year ended March 31, 2006 and ¥36,457 million for the year ended March 31, 2007.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	March 31
	2005	2006	2007
	(in billions)
Nomura Asset Management Co., Ltd.	¥16,231	¥21,381	¥26,489
Nomura Corporate Research and Asset Management Inc.	1,152	1,231	1,462
Nomura BlackRock Asset Management Co., Ltd.	981	1,224	—
Nomura Funds Research and Technologies Co., Ltd.	423	1,395	2,980
MAINTRUST KAG mbH	222	299	337
Nomura Funds Research and Technologies America, Inc.	139	254	309

Combined total	¥19,148	¥25,785	¥31,577

Total*	¥17,864	¥23,123	¥27,036

*	Overlapping asset amounts among group companies are adjusted in Total.

Asset Management Business

Assets under management were ¥27.0 trillion as of March 31, 2007, ¥9.2 trillion increase from March 31, 2005, and ¥3.9 trillion increase from March 31, 2006. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥26.5 trillion.

As investment trusts become increasingly popular in Japan, the net assets of stock investment trusts increased due primarily to net cash inflows by clients. However, assets of bond investment trust products were unchanged. Assets from institutional clients substantially increased, due primarily to net cash inflows by overseas investors.

Investment trust assets included in the assets under management by Nomura Asset Management were ¥18.8 trillion as of March 31, 2007, up ¥4.8 trillion, or 35%, from the previous year, reflecting net cash inflows by clients of ¥4.6 trillion and market appreciation of ¥0.2 trillion. For the year ended March 31, 2006, the balance of investment trusts managed by Nomura Asset Management was ¥14.0 trillion, up ¥3.2 trillion, or 29%, from the previous year, reflecting net cash inflows by clients of ¥1.5 trillion and market appreciation of ¥1.7 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts rose to 23% as of March 31, 2007, due primarily to the result of expanding our product lineup to meet the increasingly diverse asset management needs of our customers and diversifying our sales channels, although an overall increase in the market size of publicly offered stock investment trusts.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2005	2006	2007
Total of publicly offered investment trusts	24%	21%	23%
Stock investment trusts	15%	15%	18%
Bond investment trusts	42%	42%	44%

Defined contribution pension plan business in Japan

We offer various services in connection with the defined contribution pension plan business in Japan. Among other things, we provide consulting and support services for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply and investor education. As of March 31, 2007, there were 188 approved plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 260,000 persons. As of March 31, 2006, there were 130 approved plans with about 240,000 participants in total.

Other Operating Results

Other operating results include gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments. Please refer to Note 19 to our consolidated financial statements included in this annual report for a reconciliation of segment results to income statement information.

Income before income taxes in other operating results was ¥10,059 million for the year ended March 31, 2005, loss before income taxes in other operating results was ¥30,531 million for the year ended March 31, 2006 and income before income taxes in other operating results was ¥23,941 million for the year ended March 31, 2007.

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

Summary of Regional Contribution

For a summary of our net revenue, income from continuing operations before income taxes and identifiable assets by geographic region, see Note 19 to our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the United States, the United Kingdom and certain other countries in which we operate.

In Japan, Nomura Securities Co., Ltd. is subject to the capital adequacy rule of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio of not less than 120%. The calculation of a capital adequacy ratio is described in “Regulatory Capital Rules—Japan” under Item 4. B of this annual report. As of March 31, 2007, we had a capital adequacy ratio of 217.1% compared to 245.1% as of March 31, 2006.

Some of our subsidiaries are subject to various regulatory requirements that may limit cash dividends and advances to the Japanese parent company and that may establish minimum capital requirements. These subsidiaries are in compliance with all applicable regulatory capital adequacy requirements.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, British pounds and Euros. In foreign countries where we operate, our business is conducted in the currencies of those countries. We prepare financial statements of each of our consolidated entities in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur, frequently.

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

Fair value for financial instruments

Fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair value is based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

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

In determining fair value, we set forth six categories of financial instruments as described below:

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2006		March 31, 2007
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥12,603	¥5,614	¥12,001	¥3,783	$102	$32
Non-trading debt securities, including securities pledged as collateral	221	—	256	—	2	—
Investments in equity securities	219	—	195	—	2	—
Investments in equity securities for other than operating purposes which are classified into Other assets—other	27	—	45	—	0	—
Private equity investments	365	—	347	—	3	—
Derivative contracts(1)	730	913	830	1,017	7	9

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2007
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥9,992	¥2,009	¥12,001
Trading securities sold but not yet purchased	3,782	1	3,783
Non-trading debt securities, including securities pledged as collateral	186	70	256
Investments in equity securities	164	31	195
Investments in equity securities for other than operating purposes which are classified into Other assets—other	35	10	45
Private equity investments	14	333	347

	Billions of yen
	March 31, 2006
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥11,481	¥1,122	¥12,603
Trading securities sold but not yet purchased	5,583	31	5,614
Non-trading debt securities, including securities pledged as collateral	195	26	221
Investments in equity securities	205	14	219
Investments in equity securities for other than operating purposes which are classified into Other assets—other	16	11	27
Private equity investments	24	341	365

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

Certain trading and non-trading debt securities are less liquid and priced using management’s best estimate of fair value. These type of instruments include non-investment grade and distressed corporates debt, emerging market debt, mortgage and commercial loans, mortgage derivatives, non-investment structured notes, and structured notes with embedded exotic options.

Private equity investments are less liquid as described below.

Private equity business

The investments in private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to as “private equity entities.”

Private equity investments accounted for at fair value are based on our assessment of each underlying investment. The investments, by their nature, have little or no price transparency. Investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has declined below the carrying value. In reaching that determination, we primarily use either our own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. See “Private Equity Business” below.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2007
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥64	¥66	$1	$1
OTC derivatives	766	951	6	8

	¥830	¥1,017	$7	$9

	Billions of yen
	March 31, 2006
	Assets	Liabilities
Listed derivatives	¥75	¥79
OTC derivatives	655	834

	¥730	¥913

The fair value of OTC derivative assets and liabilities at March 31, 2006 and 2007 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2007
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥174	¥251	¥224	¥110	¥370	¥(363)	¥766
OTC derivative liabilities	286	304	204	122	368	(333)	951

	Billions of yen
	March 31, 2006
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥128	¥210	¥183	¥81	¥306	¥(253)	¥655
OTC derivative liabilities	183	315	182	110	269	(225)	834

Note: (1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

Fair values for OTC derivatives are estimated using pricing models based on net present value of estimated future cash flows. Price transparency for OTC derivative varies depending on product type, maturity and the complexity of the contract. Foreign exchange forwards, interest rates swaps and cross currency swaps in major currencies are types of derivative contracts with a high degree of price transparency as they are valued with models with readily observable market parameters. Long dated foreign exchange options, credit basket default swaps, swaps with multiple call features and other complex derivatives are often valued with correlations and volatilities that need some estimates and judgment, and they are less transparent in pricing.

Accounting Developments

Limited partnerships

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 04-5 (“EITF 04-5”), “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate the limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance is effective for existing partnership agreements for financial reporting periods beginning after December 15, 2005 and immediately for all new limited partnership agreements and any limited partnership agreements that are modified. The adoption did not have a material impact on our consolidated financial statements.

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. This Statement permits an entity to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted.

On April 1, 2006, we early adopted SFAS 155, primarily on a prospective basis. In accordance with this standard, certain hybrid financial instruments that contain embedded derivatives are accounted for at fair value, with the change recorded in Net gain on trading.

Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.140” (“SFAS 156”). This Statement requires that an entity separately recognizes a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. This Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. It is allowed for an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities for each class: (1) the amortization method or (2) the fair value measurement method. Separate presentation of servicing assets and servicing liabilities subsequently measured at fair value are required in the statement of financial position. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with the earlier adoption permitted under certain conditions. The impact of adopting SFAS 156 is not expected to be significant on our consolidated financial statements.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. We will adopt the provisions of FIN 48 on April 1, 2007. The impact of the adopting FIN 48 is not expected to be significant on our consolidated financial statements.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157 also:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability;

•

nullifies the guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which requires deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires us to consider our own credit rating when valuing liabilities held at fair value.

SFAS 157 is effective for fiscal years beginning after November 15, 2007. We will adopt the Statement on April 1, 2008 and we are currently assessing the impact of adopting SFAS 157 on our consolidated financial statements.

Accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, we adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Consequently, we recorded a reduction of ¥15,793 million ($134 million) to Accumulated other comprehensive income (net of tax) at March 31, 2007 (See Note 12). SFAS 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position. This provision of SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2008. We are currently assessing the impact of this provision of SFAS 158 on our consolidated financial statements.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If the entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an assets or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS 159 also establishes presentation and disclosure requirements designed to provide a comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity makes that choice in the first 120 days of that fiscal year, has not yet issued financial statements for any interim period of the fiscal year of adoption, and also elects to apply the provisions of SFAS 157. We will adopt SFAS 159 on April 1, 2008 and we are currently assessing the impact of adopting SFAS 159 on our consolidated financial statements.

Offsetting of Amounts Related to Certain Contracts

In April 2007, the FASB issued Statement of Position No. FIN 39-1, “Amendment of FASB Interpretation No.39” (“FSP FIN 39-1”). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN39”). FSP FIN 39-1 will apply to reporting periods beginning on or after November 15, 2007. We are currently assessing the impact of adoption FSP FIN 39-1 on our consolidated financial statements.

Accounting for Investment companies

In June 2007, the AICPA issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting, for those entities that are investment companies under this SOP. SOP 07-1 will apply to reporting periods beginning on or after December 15, 2007. We are currently assessing the impact of adopting SOP 07-1 on our consolidated financial statements.

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

A summary of the principal investments now managed by Terra Firma is as follows:

Name of Company	Activity
Carmelite Capital Limited	Rental and sale of consumer electronics
Thresher Wines Capital Limited	Sale of beer, wine and spirits
Annington Holdings plc	Investment in properties
Deutsche Annington Holdings Limited	Investment in properties
HBS Business Services (Group) Ltd	Business process outsourcing

The estimated fair value of the Terra Firma investments was ¥323,182 million and ¥282,824 million ($2,406 million) at March 31, 2006 and 2007, respectively. Of this, the respective percentages at March 31, 2006 and 2007 were 75% and 82% for real estate sector, 6% and 5% for the services sector and the remaining balance of 19% and 13% were in consumer businesses, which includes retail and consumer finance.

As permitted by FIN 46-R, we have not applied its provisions to non-registered investment companies that account for their investments in accordance with the AICPA Audit and Accounting Guide “Audits of Investment Companies”. The FASB Staff Position No. FIN 46(R)-7, Application of FASB Interpretation No. 46(R) to Investment Companies, will provide these entities a permanent scope exception from the application of FIN 46-R upon adoption of the Investment Company AICPA SOP 07-1 if the requirements of SOP 07-1 are met. As the effective date of SOP 07-1 for us is no later than April 1, 2008, we are evaluating which entities meet SOP 07-1’s requirements. The most significant of the entities currently excluded from FIN 46-R are the Terra Firma investments. Depending on the results of our review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on our consolidated financial statements in the future. However, adopting FIN 46-R will not change our economic exposure with respect to these investments.

We also have a growing private equity business in Japan, which is operated through wholly owned subsidiaries, including Nomura Principal Finance Co., Ltd. (“NPF”). Since their inceptions, the subsidiaries have made 22 investments and exited from 11 of these investments (including partial sales). During the year ended March 31, 2006, there were no acquisitions accounted for as business combinations in private equity business under SFAS 141. During the year ended March 31, 2007, NPF acquired two businesses, accounted for as business combinations under SFAS 141, in separate transactions, including Tsubaki Nakashima Co., Ltd., a manufacturer and seller of high-precision ball bearings. The purchase price of these businesses, net of cash acquired was ¥92,273 million ($785 million). For further information on Tsubaki Nakashima Co., Ltd., see Note 8 Business combinations. During the year ended March 31, 2007, NPF also invested in two businesses accounted for by the equity method, including Skylark Co., Ltd., a major Japanese food restaurant chain. The NPF investments are accounted for at fair value for segment reporting purposes, but are reflected in our consolidated financial statements at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment, pending a determination of whether the investment company accounting is appropriate for NPF. The AICPA issued SOP 07-1 on June 11, 2007. We are currently making a determination under the guidance provided by SOP 07-1 as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

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

Disposals and independent third party valuation reports.

Property holding, refurbishment and head office costs.

Profit share payable to third parties.

Availability and cost of finance.

Retail and Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement, rental acquisition costs and rental maintenance costs.
Recent bids. Market share, changes in market size, underlying trends in consumer behavior, revenue per room, gross margin, operating costs and pension obligations.
Services	Recent bids and the asset base of the company in the absence of a working business model. Pension obligations.

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

In addition to the Terra Firma investments portfolio, we are a 10% investor in a ¥305 billion ($2.6 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥701 billion ($6.0 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited. Our total commitment for TFCP II was originally ¥30,513 million ($260 million) and reduced to ¥19,293 million ($164 million) as a result of the adjustments for recyclable distributions and ¥6,684 million ($57 million) had been drawn down for investments as at March 31, 2007. For TFCPIII, Nomura’s total commitment is ¥15,733 million ($134 million) and ¥342million ($3 million) had been drawn down for investments as at March 31, 2007. We also have a ¥15,733 million ($134 million) commitment as a co-investor to TFCPIII. We account for our investments in TFCP II and TFCPIII at fair value.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

B. Liquidity and Capital Resources.

Liquidity

Overview

Liquidity is of critical importance to Nomura and other companies in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. We therefore seek to ensure adequate liquidity across market cycles and through periods of stress. Our primary liquidity objective is to withstand market shocks for a period lasting up to one year without having to raise additional unsecured financing or forcing the liquidation of trading assets.

We achieve our primary liquidity objective through maintaining sufficient long-term debt and equity to meet the cash capital requirements of all our assets and by maintaining portfolios of cash and highly liquid securities that can be converted into cash through either sale or pledge in order to meet our immediate liquidity requirements. The Chief Financial Officer exercises general control over the financial strategy of the Nomura group companies. Reporting to him, Global Treasury is responsible for monitoring and managing our liquidity in accordance with policies determined by the Group Executive Management Committee or other decision making bodies.

Liquidity Policy

Our liquidity policies aim to ensure adequate liquidity across market cycles and through periods of stress. To achieve this goal, we have established the following liquidity policies to ensure that we are able to withstand market shocks of up to one year without having to raise additional unsecured financing or to undertake forced liquidation of trading assets, although we may from time to time decide to sell assets in the course of normal business or for strategic purposes. We operate according to established liquidity policies and we have procedures in place to regularly monitor and report compliance with the following policies.

1. Ensure Appropriate Funding Mix. We seek to maintain sufficient long-term debt and equity to meet the cash capital requirements of all our assets. The amount of liquidity required is based on an internal model which incorporates the following long-term financing requirements:

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and indefinable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

We seek to maintain a surplus cash capital position. As of March 31, 2007, the Firms equity capital and long-term borrowings substantially exceeded our cash capital requirements.

We routinely issue long-term debt in various maturities to maintain an appropriate long-term funding surplus. We also seek to maintain average maturity for plain vanilla notes and long-term borrowing of more than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 4.03 years as of March 31, 2007. Approximately 80% of medium-term notes, or MTNs is structured and linked to interest or equity, indices, currencies or commodities. Conditions for call / trigger by indices are set by each MTN. Based on our experience with various derivative transactions, we calculate and monitor the probability of redemptions with our model. The average maturity of structured notes (notes with maturities longer than one year) was 8.02 years as of March 31, 2007. The average maturity of our whole long-term funding including plain vanilla debt securities and borrowings was 6.05 years as of March 31, 2007. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Maturities for structured notes are long-term funding maturities based on our internal model. It should be noted that the debt securities and borrowings with maturities shorter than one year is not included in the long-term portfolio.

(1)	Redemption schedule is individually estimated by considering of the probability of redemption. Due to structure bias, we use the probability adjusted by a certain stress.

2.    Diversify unsecured funding sources. We seek to reduce refinancing risk through maintaining diversified funding sources. We diversify funding by product, investor and market, and we benefit by distributing a significant portion of our debt through our retail and institutional sales force to a large diversified global investor base. We recognize that the effectiveness of our liquidity policies depends upon the stability of our short and long-term financing mix. We therefore seek to maintain a funding mix whereby the amount of long-term unsecured debt is significantly greater than our short-term (including the current portion of long-term debt) funding portfolios.

	March 31
	2006		2007
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1) (2)	¥1,249.5	19.3%	¥1,810.9	21.7%
Short-Term Bank Borrowings	318.9		529.5
Other Loans	81.2		25.9
Commercial Paper	370.6		526.2
Deposit at Banking Entities	302.5		349.6
Certificates of Deposit	70.4		62.1
Bonds and Notes maturing within one year	105.9		317.6
Long-Term Unsecured Debt Total(1)	3,175.9	48.9%	4,360.4	52.1%
Long-Term Bank Borrowings	552.3		845.4
Other Loans	68.6		135.9
Bonds and Notes	2,555.0		3,379.1
Shareholders’ Equity	2,063.3	31.8%	2,185.9	26.2%

(1)	Unsecured debt figures exclude unsecured debt of private equity entities.
(2)	Short-term unsecured debt includes the current portion of long-term unsecured debt.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt increased to 23.4% of total term debt outstanding as of March 31, 2007 (12.6% as of 31 March 2006).

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the group. We make limited use of such entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either the parent company or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across Nomura group companies.

3.    Maintain Liquidity Portfolios. We have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities might not freely move from subsidiaries to the parent company. We seek to maintain portfolios of cash and unencumbered highly liquid securities that may be sold or pledged to provide liquidity.

The cost and availability to company of unsecured funding are generally dependent on credit ratings and could be adversely affected by a debt rating downgrade or deterioration in certain of company’s financial ratios or other measures of financial performance.

For example, the cost of issuing commercial paper may rise due to downgrade of our short-term debt ratings Whereas our cash capital model uses a one year time horizon to determine the appropriate funding mix, the size and structure of our liquidity portfolios takes into account immediate cash requirements arising from:

(i)	Upcoming maturities of unsecured debt (maturities less than one year).

(ii)	Potential buybacks of our outstanding debt.

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates.

(iv)	Market disruption due to large-scale disasters.

The liquidity portfolio is primarily invested in highly liquid instruments including U.S. and Japanese government bonds, money market funds and bank deposits, mostly denominated in Japanese yen and U.S. dollars. As of March 31, 2007, we maintained ¥1,937.2 billion of liquidity portfolios excluding those of private equity entities.

	March 31
	2006	2007
	(in billions)
Liquidity Portfolios(1)	¥2,278.9	¥1,937.2
Cash, Cash Equivalent and Deposits	1,488.0	910.0
Overnight Call Loans	53.5	85.2
Government Securities	737.4	942.0

(1)	Excluding private equity entities. Consolidated private equity entities had ¥22.1 billion and ¥46.7 billion of cash and cash deposits as of March 31, 2006 and March 31, 2007, respectively.

In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2007 was ¥4,305.8 billion — this represented 269% of our total unsecured debt maturing within one year.

	March 31
	2006	2007
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,634.0	¥2,368.6
Liquidity Portfolios(1)	2,278.9	1,937.2

Total	¥3,912.9	¥4,305.8

(1)	Excluding private equity entities. Consolidated private equity entities had ¥22.1 billion and ¥46.7 billion of cash and cash deposits as of March 31, 2006 and March 31, 2007, respectively.

4.    Maintain Committed Bank Facilities. We maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Such facilities include both bilateral and syndicated arrangements. These facilities provide an additional potential liquidity buffer in excess of that required by our liquidity model. The maturity dates of these facilities are distributed evenly in order to prevent excessive maturities of facilities in any given period. We do not believe that any of the covenant requirements in the facilities will impair our ability to draw on them.

Excluding those of private equity entities, the undrawn portion of these facilities amounted to ¥395.8 billion as of March 31, 2007. The decrease of ¥208.1 billion from the previous year reflects a continuation of our policy to replace part of the committed bank facilities with long-term borrowing.

5.    Maintaining and testing Contingency Funding Plan. We have developed a detailed contingency funding plan, or CFP. This has been developed at each subsidiary level in order to capture specific cash requirements at the subsidiary level - it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints.

As part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and

specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide.

Cash Flow

Cash and cash equivalents as of March 31, 2007, decreased by ¥581.9 billion as compared to March, 31, 2006. Net cash used in operating activities amounted to ¥1,627.2 billion due to an increase of trading related assets and private equity investments (net of trading related assets and liabilities). Net cash used in investing activities was ¥533.8 billion. Net cash provided by financing activities was ¥1,568.7 billion as a result of an increase in borrowings.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2007, were ¥35.9 trillion, an increase of ¥0.8 trillion compared to March 31, 2006, reflecting an increase in loans and receivables, collateralized agreements, and other assets. Total liabilities as of March 31, 2007, were ¥33.7 trillion, an increase of ¥0.7 trillion compared to March 31, 2006, due to an increase in collateralized financing and borrowings. Total shareholders’ equity at March 31, 2007, was ¥2.2 trillion, an increase of ¥0.1 trillion compared to March 31, 2006, due to an increase in retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Senior management is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses. See Note 16 for further information of regulatory requirements.

Our capital was ¥2,185.9 billion as of March 31, 2007 compared with ¥2,063.3 billion as of March 31, 2006. Our leverage ratio as of March 31, 2007 has decreased to 16.4 times from 17.0 times as of March 31,2006, largely due to the increase of our shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2006	2007
	(in billions, except ratios)
Shareholders’ equity	¥ 2,063.3	¥ 2,185.9
Total assets	35,026.0	35,873.4
Adjusted assets(1)	17,998.2	18,035.1
Leverage ratio(2)	17.0x	16.4x
Adjusted leverage ratio(3)	8.7x	8.3x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

Capital Management

Capital Management Policy

We seek to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, we maintain sufficient capital to support our business. We review our sufficiency of capital as appropriate, taking into consideration economic risks inherent in our businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Dividends

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

Stock Repurchases

We repurchase shares when we recognize the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment.

When we decide to set up a share buyback program, we will announce the decision soon after it is made and purchase the shares following internal guidelines.

In line with our capital management policy, we paid the year-end dividend of ¥20, which was reached by adding ¥12 to the year-end target dividend of ¥8. As a result, when adding to 24 yen paid for quarterly dividend from first quarter to third quarter, the annual dividend per share for the year ended March 31, 2007 was ¥44.

On April 26, 2007, we announced that we raised annual target dividend amount to ¥34 per share for the year ending March 31, 2008. This represents an ¥2 per share increase compared to the target dividend amount for the year ended March 31, 2007. The payment and dividend amounts are formally determined by a resolution of the Board of Directors. In line with the dividend policy, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be decided taking into consideration a pay-out ratio of over 30%.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a reduction of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of March 31, 2007, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt	Senior Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	—	A3
Rating and Investment Information, Inc.	a-1+	AA-
Japan Credit Rating Agency, Ltd.	—	AA

Nomura Securities Co., Ltd.	Short-Term	Senior Debt
Standard & Poor’s	A-1	A
Moody’s Investors Service	P-1	A2
Rating and Investment Information, Inc.	a-1+	AA-
Japan Credit Rating Agency, Ltd.	—	AA

Both of Rating and Investment Information, Inc.(R&I) and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities and also for purposes of our trading and other business activities. Within the rating classification system of R&I, “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

On June 13, 2006, Standard and Poor’s Ratings Services announced to raise its long-term counterparty credit ratings on four Nomura group companies, reflecting more stable group performance, the strengthened resilience of the group against stock market swings, and its more robust risk management. The long-term ratings on Nomura Holdings, Inc. and Nomura Trust & Banking Co., Ltd. were raised to ‘A-’ from ‘BBB+’, and on Nomura Bank International PLC to ‘BBB+’ from ‘BBB’. The long and short-term ratings on Nomura Securities Co., Ltd. were raised to ‘A/A-1’ from ‘A-/A-2’. The outlook on the long-term rating on Nomura Bank International PLC is positive, and the outlooks on the long-term ratings on the other three Nomura companies are stable.

On October 11, 2006, R&I upgraded its long-term and short-term ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. The Rating Outlook is Stable. In the summary of evaluation, the Nomura group is the largest securities group in Japan. In addition to Nomura Securities Co., Ltd., which has the largest domestic customer base, the Nomura group includes influential companies like Nomura Asset Management Co., Ltd. and has superior expertise in product development and information services. The customer base of the Nomura group is sound and its business development potential is substantial. In R&I’s view, the Nomura group will be able to maintain its strong competitiveness in the medium term. In retail operations, the Nomura group has set its sights on expanding its customer base and providing high quality financial services and in the past few years has been achieving outcomes such as greatly expanding customer assets. R&I will pay attention to further efforts to increase customer contacts and diversify its products in the future. In the wholesale area, the Nomura group has not only secured an undisputed position in the market by using its solid equity capital base to advantage but also continues to maintain a sound position in a number of areas such as the underwriting of shares and M&A. There has been significant progress in liquidity management as well as risk management and economic capital management. In the AA zone, (1) a stable fundraising base or strict liquidity management coupled with (2) consistency in securing risk resilience commensurate with the AA zone rating are key criteria for financial groups. The Nomura group has not only established rigorous liquidity management but R&I believes that there is also a strong possibility that it will appropriately control its risk profile in the future as it establishes its risk management and economic capital management at a high level.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E. Off-Balance Sheet Arrangements.

In connection with our operating activities, we enter into various off-balance sheet arrangements, which may require future payments. We utilize special purpose entities, or SPEs, to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Our involvement with SPEs includes structuring SPEs and acting as administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. We derecognize financial assets transferred in securitizations provided that we have relinquished control over such assets. We may obtain an interest in the financial assets, including residual interests in the SPEs, subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within our consolidated balance sheets, with the change in fair value included in revenues. In the normal course of business, we act as transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with our securitization and equity derivative activities. We purchase and sell variable interests in VIE, in connection with our market-making, investing and structuring activities. For further information about off-balance arrangements with SPEs and VIEs, see Note 6 to the consolidated financial statements included in this annual report. Our other types of off-balance sheet arrangements include guarantee agreements, derivative contracts, commitments to extend credit, commitments to invest in partnerships and lease commitments.

In the normal course of our banking/financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. See Note 18 to our consolidated financial statements for a further discussion of these arrangements.

We enter into derivative contracts in connection with our trading activities to manage our interest rate, market price and currency exposures, and our non-trading activities to manage our interest rate, market price and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities. We generally enter into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of our counterparties. Master netting agreements provide protection in the event of a counterparty’s bankruptcy under certain circumstances, and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from our dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.” Contracts with counterparties which are in a net loss position at fair value are recorded as liabilities. See Note 3 to our consolidated financial statements for a further discussion of these arrangements.

In the normal course of our banking/financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates. In connection with our investment banking activities, we enter into agreements with customers under which we commit to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit. See Note 18 to our consolidated financial statements for a further discussion of these arrangements.

We have commitments to invest in interests in various partnerships and other entities, primarily in connection with our merchant banking activities, and commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships. See Note 18 to our consolidated financial statements for a further discussion of these arrangements.

The following table shows our significant off-balance sheet arrangements at March 31, 2007:

	Total contractual amount
	(in millions)
Standby letters of credit and other guarantees	¥18,509	$157
Derivative contracts(1)	1,017,097	8,652
Operating lease commitments	63,145	537
Capital lease commitments	7,089	60
Commitments to extend credit	204,167	1,737
Commitments to invest in partnerships	213,623	1,817

(1)	This item represents the liability balance of derivative contracts at March 31, 2007.

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

In addition, we have commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥3,251 billion ($28 billion) for resale agreements and ¥5,788 billion ($49 billion) for repurchase agreements at March 31, 2007.

F. Tabular Disclosure of Contractual Obligations.

In connection with our operating activities, we enter into various contractual obligations and contingent commitments, which may require future payments. We issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest rate in accordance with our funding policy. We lease our office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. We also lease certain equipment and facilities under capital and non-cancelable operating lease agreements.

The following table shows our contractual obligations and contingent commitments as well as their maturities as of March 31, 2007:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	¥5,002,890	¥328,276	¥1,199,168	¥879,911	¥2,595,535
Operating lease commitments	63,145	12,217	19,010	12,387	19,531
Capital lease commitments	7,089	1,861	2,847	1,586	795
Purchase obligations(1)	12,464	10,981	1,085	398	—
Commitments to extend credit	204,167	83,026	85,387	35,754	—
Commitments to invest in partnerships	213,623	130,462	17,638	1,015	64,508

Total	¥5,503,378	¥566,823	¥1,325,135	¥931,051	¥2,680,369

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	$42,556	$2,792	$10,201	$7,485	$22,078
Operating lease commitments	537	104	162	105	166
Capital lease commitments	60	16	25	12	7
Purchase obligations(1)	106	94	9	3	—
Commitments to extend credit	1,737	706	727	304	—
Commitments to invest in partnerships	1,817	1,110	150	8	549

Total	$46,813	$4,822	$11,274	$7,917	$22,800

(1)	Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on balance sheet as liability (payable).

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

Item 6. Directors and Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Nomura’s Directors as of July 12, 2007. With respect to the information under “Business Experience” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

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

Joined Nomura

Director in charge of Human Resources

Director in charge of Marketing Division

Director in charge of Marketing Division and Business Development & IPO Department

Executive Managing Director in charge of Retail Business Unit Director

Executive Vice President & Co-COO

Director and Deputy President & Co-COO

Masanori Itatani (Oct. 13, 1953)	Director Director of Nomura Securities Co., Ltd.	Apr. 1976 Jun. 1998 Jun. 2000 Oct. 2001 Jun. 2003 Apr. 2004 Apr. 2006 Jun. 2007 Jun. 2007

Joined Nomura

Director in charge of Corporate Communications and IR

Director in charge of Planning Division and Corporate Communications

Director in charge of General Affairs Department

Retired from Director

Senior Managing Director in charge of Global Corporate Communications, General Affairs Department and Secretariat

Head of Internal Audit

Executive Managing Director

Retired from Executive Managing Director

Director

Yukio Suzuki (Jun. 3, 1950)	Director Director of Nomura Asset Management Co., Ltd	Apr. 1975 Jun. 1996 Mar. 1997 Apr. 1997 Jun. 1997 Apr. 1999 May 1999 May 1999

Joined Nomura Research Institute, Ltd.

Director of Nomura Research Institute, Ltd.

Retired from Director of Nomura Research Institute, Ltd.

Advisor, Head of Financial Research Center and General Manager of Equity Research Department

Director, Head of Financial Research Center and General Manager of Equity Research Department

Retired from Director

Advisor

Retired from Advisor

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Jun. 1999 Jun. 2000 Jun. 2003 Mar. 2005 Apr. 2005 Jun. 2005

Senior Managing Director in charge of Research Division and General Manager of Economic Research Department of Nomura Asset Management Co., Ltd.

Executive Managing Director in charge of Research Division and General Manager of Economic Research Department of Nomura Asset Management Co., Ltd.

Executive Managing Director of Nomura Asset Management Co., Ltd.

Retired from Executive Managing Director of Nomura Asset Management Co., Ltd.

Advisor

Director

Masaharu Shibata (Feb. 21, 1937)

Director

Member of the Nomination Committee

Member of the Compensation Committee

Director of Nomura Securities Co., Ltd.

Chairman & CEO of NGK Insulators, Ltd.

Chairman & CEO of NGK Technica, Ltd.

Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd.

		Apr. 1959 Jun. 1994 Oct. 2001 Jun. 2002 Jun. 2007	Joined NGK Insulators, Ltd. President & CEO of NGK Insulators, Ltd. Director Chairman & CEO of NGK Insulators, Ltd. Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd.

Hideaki Kubori (Aug. 29, 1944)	Director Member of the Nomination Committee Member of the Compensation Committee Director of Nomura Securities Co., Ltd. Chairman of Hibiya Park Law Offices Statutory Auditor of Sourcenext Corporation	Apr. 1971 Mar. 1998 Apr. 1998 Apr. 2001 Oct. 2001 Mar. 2002 Feb. 2003

Registered as attorney at law and joined Mori Sogo Law Offices

Left Mori Sogo Law Offices

Chairman of Hibiya Park Law Offices

President of Daini Tokyo Bar Association and Vice President of Japan Federation of Bar Associations

Director

Retired from President of Daini Tokyo Bar Association and Vice President of Japan Federation of Bar Associations

Statutory Auditor of Sourcenext Corporation

Name (Date of Birth)	Current Positions and Principal Positions outside the Company	Business Experience
Haruo Tsuji (Dec. 6, 1932)	Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Corporate Advisor of Sharp Corporation	Mar. 1955 Jun. 1986 Jun. 1998 Jun. 2001 Jun. 2003	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation) President of Sharp Corporation Corporate Advisor of Sharp Corporation Statutory Auditor Director

Fumihide Nomura (Apr. 13, 1934)	Director Member of the Audit Committee President of Nomura Shokusan Co., Ltd.	Apr. 1957 Dec. 1976 Dec. 1979 Dec. 1982 Jun. 2003	Joined Nomura Director Managing Director Statutory Auditor Director

Koji Tajika (Jan. 7, 1936)

Director

Member of the Audit Committee

Director of Nomura Securities Co., Ltd.

Director of Murata Manufacturing Co., Ltd.

Statutory Auditor of Sumitomo Corporation

Director of The Tokyo Star Bank, Limited

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

Director of The Tokyo Star Bank, Limited

Retired from Trustee of International Accounting Standards Committee Foundation

Retired from Professor of Chuo Graduate School of Accounting

Among the above listed Directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika satisfy the requirements for an “outside director” under the Companies Act. The Companies Act defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

Executive Officers

The following table provides information about Nomura’s Executive Officers as of July 12, 2007. With respect to the information under “Business Experience” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Current Positions	Business Experience
Nobuyuki Koga (Aug. 22, 1950)	Director President & Chief Executive Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Hiroshi Toda (Sep. 12, 1951)	Director Deputy President & Chief Operating Officer Representative Executive Officer International Operations Officer	See “Directors” under this Item 6.A.

Kazutoshi Inano (Sep. 4, 1953)	Director Deputy President & Co-Chief Operating Officer Representative Executive Officer Group Compliance Officer	See “Directors” under this Item 6.A.

Akihiko Nakamura (Apr. 14, 1954)	Executive Managing Director Chief Information Officer	Apr. 1978 Jun. 2000 Jun. 2001 Sep. 2001 Oct. 2001 Apr. 2004 Apr. 2006 Mar. 2007

Joined Nomura

General Manager of Retail Strategy Dept.

Director

Retired from Director

Director of Nomura Securities Co., Ltd.

Senior Managing Director and Head of Global IT & Operations

Executive Managing Officer and Chief Information Officer

Retired from Senior Managing Director of Nomura Securities Co., Ltd.

Toshio Hirota (Apr. 21, 1957)	Executive Managing Director Head of Communications	Apr. 1981 Jul. 2001 Apr. 2003 Jun. 2003 Mar. 2007 Apr. 2007

Joined Nomura

General Manager of Investment Banking Department I. and Investment Banking Department III.

Director of Nomura Securities Co., Ltd.

Senior Managing Director of Nomura Securities Co., Ltd.

Retired from Senior Managing Director of Nomura Securities Co., Ltd.

Executive Managing Director and Head of Communications

Name (Date of Birth)	Current Positions	Business Experience
Hideyuki Takahashi	Executive Managing Director	Apr. 1979	Joined Nomura
(Jan. 10, 1956)	Head of Internal Audit	Nov. 2000	President & CEO of Nomura Securities International, Inc.
		Apr. 2002	Director of Nomura Securities Co., Ltd.
		Apr. 2002	President & CEO of Nomura Holding America Inc.
		Oct. 2002	Head of Regional Management, Americas
		Jun. 2003	Retired from Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director
		Jun. 2007	Executive Managing Director, Head of Internal Audit

Akihito Watanabe	Senior Managing Director	Apr. 1981	Joined Nomura
(May 24, 1957)	Head of Group Human Resources Development	Oct. 2001	General Manager of Corporate Planning Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2004	Senior Managing Director and Head of Global Research
		Apr. 2006	Head of Group Human Resources Development

Tetsu Ozaki	Senior Managing Director	Apr. 1982	Joined Nomura
(Jan. 16, 1958)	Head of Global Corporate Strategy	Apr. 2002	General Manager of Equity Department of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director and Head of Global Equity
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2005	Head of Global Corporate Communications
		Apr. 2006	Head of Global Corporate Strategy
		Mar. 2007	Retired from Senior Managing Director of Nomura Securities Co., Ltd.

Masafumi Nakada	Senior Managing Director	Apr. 1981	Joined Nomura
(Jul. 30, 1958)	Chief Financial Officer	Apr. 2003	General Manager of Compliance Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2005	Senior Managing Director, Chief Financial Officer and Head of Global Risk Management, Treasury, Controller and IR
		Apr. 2006	Chief Financial Officer

Name (Date of Birth)	Current Positions	Business Experience
Noriaki Nagai	Senior Managing Director	Apr. 1981	Joined Nomura
(Dec. 1, 1957)	Head of Corporate Office	Jun. 2000	General Manager of Legal Department of Nomura Securities Co., Ltd. (currently, Senior Managing Director of Nomura Securities Co., Ltd.)
		Apr. 2006	Senior Managing Director and Head of Corporate Office

Shigesuke Kashiwagi	Senior Managing Director	Apr. 1982	Joined Nomura
(Nov. 13, 1959)	Head of Regional Management, Americas	Apr. 2002	General Manager of Fixed Income Department of Nomura Securities Co., Ltd
		Apr. 2004	Senior Managing Director and Head of Global Fixed Income
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Mar. 2006	Retired from Senior Managing Director and Head of Global Fixed Income
		Jul. 2006	President & CEO of Nomura Securities International, Inc.
		Mar.2007	Retired from Senior Managing Director of Nomura Securities Co., Ltd.
		Apr.2007	Senior Managing Director and Co-Head of Regional Management, Americas
		Jun. 2007	Head of Regional Management, Americas

Yugo Ishida	Senior Managing Director	Apr. 1979	Joined Nomura
(Jan. 1, 1957)	Head of Regional Management,	Jun. 2000	Regional Head of Europe Equity
	Europe	Apr. 2004	Senior Managing Director, Co-Regional Management of Europe Region and President of Nomura Europe Holdings plc
		Apr. 2005	Head of Regional Management, Europe

Yoshinori Go	Senior Managing Director	Apr. 1981	Joined Nomura
(Aug. 13, 1958)	Head of Asia Region Marketing	Apr. 2006	Co-President & Chief Operating Officer of Nomura Asia Holding N.V
		Apr. 2007	Senior Managing Director and Head of Asia Region Marketing

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

Under our compensation policy, the aggregated cash bonus amount paid to our Directors and Executive Officers will not exceed 1% of our consolidated net income.

Stock Bonus

In determining stock bonus payable to our Directors and Executive Officers, the Compensation Committee considers not only our consolidated net income and return on equity but also the proportion of base salary, cash bonus, stock bonus as well as the anticipated cost and effect of awarding such stock bonus. Stock bonus is paid in the form of granting stock acquisition rights to our Directors and Executive Officers under Stock Option A Plan and Stock Option B Plan (see “Equity-Based Compensation” below).

Aggregate Compensation

	(for the year ended March 31, 2007)
Director or Executive Officer	Number of Directors or Executive Officers	Amount of Aggregate Compensation
Directors (Of them, outside Directors)	8 (4)	¥490 million (¥114 million	)
Executive Officers	11	¥1,181 million

Total	19	¥1,671 million

(Notes)

1.	3 of the Directors are concurrently serving as Executive Officers. Those Directors who are also Executive Officers are paid as Executive Officers but not as Directors.
2.	Within the aggregate amount of compensation ¥1,671 million, ¥244 million of stock acquisition rights (equity-based compensation) and other nonmonetary compensation of ¥1 million are included.

Equity-Based Compensation

Stock acquisition rights are issued to executives and employees of the Nomura and its subsidiaries as compensation for the execution of their duties. We believe that stock acquisition rights issued under our stock option plans provide incentives to our executives and employees so as to align their interests with those of our shareholders, to improve performance across Nomura and its subsidiaries.

We have issued the following two types of stock acquisition rights:

Stock Option A Plan

Under this plan, which is intended to improve the performance of and to grant equity-linked incentive to executives and employees (senior staff) of Nomura and its subsidiaries, the exercise price is determined based on the market price of Nomura’s stock price at the time of the allotment of the stock acquisition rights. They are qualified as stock acquisition rights under Japan’s tax laws. After the determination of a solicitation plan to grant this type of stock options, there is a non-exercise period of two years in order to pursue capital gains. We expect that this creates a common incentive to executives and employees working in different divisions and geographic regions and to improve performance across Nomura and its subsidiaries.

Stock Option B Plan

This plan is intended to provide incentives that have the same economic effect as restricted stocks, which are commonly used by companies in the United States and in Europe. The exercise price will be ¥1 per share and a non-exercise period of two years from the determination of a solicitation plan to grant this type of stock options has been set. Grantees who leave Nomura and its subsidiaries before the start of the exercise period will, in principle, forfeit their rights to the stock acquisition rights. These stock options will be granted in lieu of a portion of cash compensation, making for a quasi-deferred payment to link compensation to Nomura’s stock price. We believe that this creates an effective means to retain talented personnel over the medium- to long-term. If Nomura’s stock price rises, grantees’ compensation will also increase, thereby making it possible to align their interests with those of our shareholders.

Stock Acquisition Rights

	(as of March 31, 2007)
Name of Stock Acquisition Rights	Allotment Date	Number of Shares under Stock Acquisition Rights	Exercise Period of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights	Paid-in Amount for Stock Acquisition Rights
Stock Acquisition Rights No.1	August 5, 2002	1,296,000	From July 1, 2004 to June 30, 2009	1,801	0
Stock Acquisition Rights No.2	July 22, 2003	1,407,000	From July 1, 2005 to June 30, 2010	1,626	0
Stock Acquisition Rights No.3	June 4, 2004	503,000	From June 5, 2006 to June 4, 2011	1	0
Stock Acquisition Rights No.4	August 16, 2004	1,296,000	From July 1, 2006 to June 30, 2011	1,613	0
Stock Acquisition Rights No.5	April 25, 2005	1,227,000	From April 26, 2007 to April 25, 2012	1	0
Stock Acquisition Rights No.6	June 3, 2005	805,000	From June 4, 2007 to June 3, 2012	1	0
Stock Acquisition Rights No.7	July 25, 2005	248,700	From July 26, 2007 to July 25, 2012	1	0
Stock Acquisition Rights No.8	July 25, 2005	1,712,000	From July 1, 2007 to June 30, 2012	1,413	0
Stock Acquisition Rights No.9	April 24, 2006	2,656,700	From April 25, 2008 to April 24, 2013	1	0
Stock Acquisition Rights No.10	June 12, 2006	1,004,500	From June 13, 2008 to June 12, 2013	1	0
Stock Acquisition Rights No.11	July 14, 2006	1,816,000	From July 7, 2008 to July 6, 2013	2,210	0
Stock Acquisition Rights No.12	October 10, 2006	23,600	From October 11, 2008 to October 10, 2013	1	0

(Notes)

1:	Stock acquisition rights (including those granted to Directors and Executive Officers of Nomura which are stated in the table on next page) are issued in conjunction with stock option plan.
2:	The number of shares issuable under stock acquisition rights is subject to adjustments under certain circumstances including stock split.

Stock Acquisition Rights Held by Directors and Executive Officers of Nomura

	(as of March 31, 2007)
Name of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Numbers of Holders
		Directors and Executive Officers (excluding Outside Directors)	Outside Directors
Stock Acquisition Rights No.1	190,000	12	3
Stock Acquisition Rights No.2	284,000	13	4
Stock Acquisition Rights No.3	87,000	8	4
Stock Acquisition Rights No.4	168,000	14	4
Stock Acquisition Rights No.6	209,000	14	4
Stock Acquisition Rights No.8	156,000	15	4
Stock Acquisition Rights No.10	258,400	15	4
Stock Acquisition Rights No.11	96,000	15	4

Stock Acquisition Rights Granted to Employees and Others as of the Date of Each Allotment Date

Name of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Numbers of Holders
		Numbers of Employees (excluding employees who are concurrently serving as Executive Officers of Nomura)	Number of Executive Officers and Employees of Subsidiaries (excluding employees who are concurrently serving as Directors, Executive Officers or employees of Nomura
Stock Acquisition Rights No.9	3,008,100	—	330
Stock Acquisition Rights No.10	775,500	—	176
Stock Acquisition Rights No.11	1,736,000	1	531
Stock Acquisition Rights No.12	23,600	—	4

At the general meeting of shareholders held on June 27, 2007, the authorization to determine a solicitation plan to grant “Stock Option A” and “Stock Option B”, each of which stock options represents 100 shares, to Directors, Executive Officers, statutory auditors and employees of our subsidiaries in and outside Japan was delegated to our Board of Directors. These stock options are exercisable during a period to fall within seven years of the allotment date, which is to be decided by our Board of Directors or an Executive Officer designated by our Board of Directors. The exercise price of Stock Option A will be determined by reference to the market price of our common stock while that of Stock Option B will be ¥1 per share. Subject to adjustments, a total of 17,500,000 shares will be issuable upon full exercise of all the stock options granted in this round, 2,500,000 shares of which will be issuable for Stock Option A and 15,000,000 shares of which will be issuable for Stock Option B. In addition, subject to adjustments, a total of 18,414,000 shares are issuable under our stock option plan in the previous rounds as of June 30, 2007.

C. Board Practices.

Information Concerning Our Directors

Under the Companies Act, which became effective on May 1, 2006, certain large publicly-held joint stock companies in Japan have the option of choosing committee-based corporate governance system (“Committee System”) that consists of Board of Directors and committees or a traditional corporate governance system that consists of board of directors and board of statutory auditors. In order to be eligible for the Committee System, a company must establish three committees: a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors. A majority of each committee must be outside directors who are not executive officers of the company. The company must then appoint executive officers and representative executive officers by a resolution of the board of directors. Under the Committee System, the executive officers manage the business affairs of a company. While the board of directors is entitled to establish the basic management policy for the company and has decision-making authority over certain prescribed matters, all other decisions related to business affairs may be made by executive officers. When an eligible company adopts the Committee System, its board of statutory auditors is abolished.

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

Our Articles of Incorporation provide for not more than 20 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. From among its members, our Board of Directors elects the Chairman. Our Board of Directors met 9 times during the year ended March 31, 2007. As a group, our Directors attended approximately 98% of the total number of meetings of our Board of Directors.

Compensation Committee

Our Compensation Committee is authorized to determine the policy with respect to the determination of the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each Director and Executive Officer. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Compensation Committee met 3 times during the year ended March 31, 2007. Each member attended every meeting of our Compensation Committee during the year.

Nomination Committee

Our Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders by our Board of Directors. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Nomination Committee met 3 times during the year ended March 31, 2007. Each member Directors attended every meeting of our Nomination Committee during the year.

Audit Committee

We have an Audit Committee that, according to our Articles of Incorporation, is authorized to (i) audit the execution by the Directors and the Executive Officers of their duties and formulation of audit reports and (ii) determine the particulars of proposals concerning the election and dismissal of the independent auditors and the non-retention of such independent auditors to be submitted to a general meeting of shareholders by our Board of Directors. With respect to financial reporting, our Audit Committee has the statutory duty to examine our financial statements and business reports to be prepared by Executive Officers designated by our Board of Directors and is authorized to report its opinion to the ordinary general meeting of shareholders. In addition, pursuant to our Regulations of the Audit Committee or resolutions of the Board of Directors concerning matters to be necessary for the performance of functions of the Audit Committee, our Audit Committee has the authority to (i) pre-approve audit or non-audit services provided by the independent auditor for SEC reporting purposes and their fees, (ii) fees for accounting auditors, (iii) establish the procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and (b) the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters, (iv) approve the annual audit plan of the independent auditors.

This committee is currently composed of Haruo Tsuji, Fumihide Nomura and Koji Tajika. Haruo Tsuji is the Chairman of this committee. Our Audit Committee met 26 times during the year ended March 31, 2007. Each member Directors attended approximately 97% of the total number of meetings of our Audit Committee during the year.

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

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Nomura. The information set forth below is current as of July 12, 2007.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a majority of Directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	In accordance with the Companies Act, Nomura has elected to adopt the Committee System, under which, among other things, it has established an Audit Committee, a Nomination Committee and a Compensation Committee under its Board of Directors. Under the Companies Act, Nomura is not required to have outside directors comprising a majority of its Directors, but is required to have on each committee at least three Directors, a majority of whom must be “outside” Directors. Nomura has eleven Directors, four of whom are outside Directors. An outside director of a corporation is defined under the Companies Act as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.

Under the Companies Act, Nomura is not required to hold such executive sessions for its Outside Directors, but Nomura provides an alternative forum to the sessions where its outside Directors discuss Nomura’s corporate governance practices or procedures. According to the request of its outside Directors, certain Executive Officers or employees attend the forum in order to take note or answer questions by its outside Directors. Such forum is generally held once a year.

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	Nomura has an Audit Committee consisting of three Directors, two of whom are outside Directors under the Companies Act and all of whom are independent directors under the Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Audit Committee is charged with the responsibility to monitor the performance of the Directors and Executive Officers of Nomura and to propose the appointment or dismissal of its accounting auditors and accounting firm. The Audit Committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.
A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	Nomura has a Nomination Committee consisting of three Directors, two of whom are outside Directors. The Nomination Committee is charged with the responsibility to propose to the general meeting of shareholders the election or dismissal of Directors.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	Nomura has a Compensation Committee consisting of three Directors, two of whom are outside Directors. The Compensation Committee is charged with the responsibility to determine the compensation of each Director and Executive Officer of Nomura.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.

The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of our Directors and Executive Officers (including the equity compensation plan under our stock option plan in the form of stock acquisition rights) and makes such determination under such compensation policy. Under the Companies Act, the stock option is deemed to be payment of compensation equivalent to the services performed by our Directors and Executive Officers. In respect of the equity compensation for directors, executive officers, statutory auditors and employees of Nomura’s subsidiaries under our stock option plan in the form of stock acquisition rights, such plan must be approved by a “special” resolution adopted at a general meeting of shareholders. A special resolution requires as a quorum one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting.

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

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2005	2006	2007
Japan	11,065	11,302	12,132
Europe	1,535	1,515	1,791
Americas	1,026	1,073	1,322
Asia (other than Japan) and Oceania	718	778	900

Total	14,344	14,668	16,145

Japan

In Japan, as of March 31, 2007, we had 12,132 employees, of which 6,991 were engaged in Domestic Retail, 651 were engaged in Global Markets, 756 were engaged in Global Investment Banking, 45 were engaged in Global Merchant Banking and 659 were engaged in Asset Management.

As of March 31, 2007, 8,017 of Nomura Securities’ employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Pursuant to this contract, salaries and bonuses are negotiated with the labor union based on our overall performance during the relevant fiscal period and our financial position.

We emphasize and reward individual skills and performance.

For information on stock options granted to some of our employees, see Item 6.B of this annual report.

Under our retirement allowance system, eligible employees are entitled to a lump-sum allowance and a retirement annuity upon their retirement.

In Japan, we have not experienced any strikes or other labor disputes and consider our employee relations to be excellent.

Overseas

As of March 31, 2007, we had 4,013 employees overseas, including 1,791 in Europe, 1,322 in the Americas and 900 in Asia (excluding Japan) and Oceania.

Most of our overseas professional employees receive salaries as well as incentive compensation in the form of bonuses and profit sharing. Compensation for some of our employees consists largely of incentive compensation. Our employees overseas are not unionized.

We have not experienced any strikes or other labor disputes overseas and consider our overseas employee relations to be excellent.

Private equity entities

Nomura Principal Finance Co., Ltd. (“NPF”) engages in private equity business in Japan. As of March 31, 2007, NPF investments accounted for as consolidated subsidiaries (“Private equity entities”) had 6,812 employees mainly in Japan.

	As of March 31,
	2005	2006	2007
Private equity entities	9,982	4,051	6,812

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of July 12, 2007. As of that date, none of them owned 1% or more of our issued and outstanding shares.

Directors

Name	Number of Shareholdings
Junichi Ujiie	130,264
Nobuyuki Koga	81,153
Hiroshi Toda	30,300
Kazutoshi Inano	90,414
Masanori Itatani	52,710
Yukio Suzuki	11,348
Masaharu Shibata	5,000
Hideaki Kubori	0
Haruo Tsuji	4,000
Fumihide Nomura	188,626
Koji Tajika	0

Total	593,815

Executive Officers

Name	Number of Shareholdings
Nobuyuki Koga	See above
Hiroshi Toda	See above
Kazutoshi Inano	See above
Akihiko Nakamura	17,547
Toshio Hirota	11,394
Hideyuki Takahashi	8,263
Akihito Watanabe	11,000
Tetsu Ozaki	14,842
Masafumi Nakada	3,203
Noriaki Nagai	10,800
Shigesuke Kashiwagi	16,000
Yugo Ishida	13,399
Yoshinori Go	8,700

Total	317,015

For information regarding stock options granted to our Directors and Executive Officers, see “Equity-Based Compensation” under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table shows our major shareholders who are beneficial owners holding more than 5% of our outstanding common stock as of March 31, 2007.

Names of Shareholders	Number of Shares Owned and Percentage of Voting Right
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	102,679	5.40
The Master Trust Bank of Japan, Ltd. (Trust Account)	95,071	5.00

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2007, there were 214 record shareholders of Nomura with addresses in the United States, and those U.S. holders held 382,254,388 shares of Nomura’s common stock, representing 19.4% of Nomura’s then outstanding common stock. As of March 31, 2007, there were 76,397,796 ADSs outstanding, representing 76,397,796 shares of Nomura’s common stock or 3.9% of Nomura’s then outstanding common stock.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building Co., Ltd. (“NLB”) owned a substantial portion of our leased office space in Japan prior to August 1, 2004. NLB currently owns some of our leased office space in Japan after demergering NLB’s facility management business, which includes the ownership, lease, maintenance and administration of real estate properties as places of business and offices, etc to Nomura Facilities, Inc. (former Nomura Realty Capital Management Co., Ltd.). We held 38.6% of NLB’s outstanding share capital at March 31, 2007.

Other major shareholders of NLB were Nomura Research Institute, Ltd. (“NRI”), holding 19.2%, JAFCO Co., Ltd, holding 19.2%.

For the year ended March 31, 2007, we paid ¥3,549 million in rent to NLB. As of March 31, 2007, we had ¥7,768 million in lease deposits with NLB.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides investigation/research services and management consulting services. We are one of the major customers of NRI.

In May 18, 2004, we acquired an additional 17.2% equity interest in NRI from NLB. As a result of this issuance, our equity interest in NRI increased to 42.2% and NLB’s equity interest in NRI declined to 0.4%. In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 millions of its shares from Nomura in November 2005 at a value of ¥44,000 million. As a result, our equity interest in NRI declined to 36.9% at March 31, 2006. We held 36.8% of NRI’s outstanding share capital at March 31, 2007.

For the year ended March 31, 2007, we purchased ¥68,563 million worth of software and computer equipment, and paid NRI ¥36,881 million for other services.

Directors

Our Director Mr. Fumihide Nomura serves as President of Nomura Shokusan Co., Ltd. (“Shokusan”) incorporated in Japan, which is principally engaged in real-estate leasing. Shokusan leases a commercial property to our subsidiary, Nomura Facilities, Inc. During the year ended March 31, 2007, Nomura Facilities, Inc. had paid ¥29 million in monthly rent to Shokusan. This transaction was in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. We hold approximately 0.9% of Shokusan’s outstanding stocks.

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

In 1998, one of our European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On November 30, 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings, Inc., NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB is pursuing a legal action before the Czech courts seeking damages of up to $629 million against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On October 5, 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. We believe that the claim is wholly without merit and we will continue vigorously to defend it.

In December 2005, the German bank WestLB AG (“WestLB”) issued High court proceedings in England against NIP (the “Claim”). Details of the Claim were only made known to NIP in December 2006. The Claim relates to the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group, which led to the creation of the BoxClever group (“BoxClever”) in June 2000. The merger was financed by WestLB who provided a loan facility to BoxClever to purchase the relevant Thorn and Granada businesses. In September 2003, BoxClever ran into financial difficulties and was placed into administrative receivership. WestLB is bringing a claim in tort in connection with the merger in 2000 and NIP’s compilation and provision of information and projections regarding the financial strength of Thorn and the future performance of BoxClever. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million, being the loss West LB claims to have suffered following the failure of the BoxClever group. We believe that the Claim is without merit and we will vigorously defend it.

Dividend Policy

For our dividend policy, see “Capital Management—Dividends” under Item 5.B of this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2007.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Calendar Year	High	Low	High	Low
Annual highs and lows
2001 (for the ADSs, starting on December 17, 2001)	¥2,890	¥1,451	$13.05	$11.35
2002	2,190	1,190	17.40	8.91
2003	2,125	1,087	19.11	9.07
2004	1,966	1,278	18.66	12.05
2005	2,320	1,295	19.73	11.65
2006	2,770	1,843	24.30	15.63
Quarterly highs and lows
2005
First Quarter	1,598	1,344	15.25	12.80
Second Quarter	1,513	1,295	13.97	11.93
Third Quarter	1,800	1,304	15.86	11.65
Fourth Quarter	2,320	1,622	19.73	14.17
2006
First Quarter	2,630	1,960	22.43	17.50
Second Quarter	2,770	1,959	24.30	16.96
Third Quarter	2,310	1,912	19.81	16.44
Fourth Quarter	2,265	1,843	19.15	15.63
Monthly highs and lows
2007
January	2,455	2,205	20.45	18.55
February	2,870	2,340	23.61	19.32
March	2,625	2,310	22.08	19.87
April	2,475	2,250	20.82	19.12
May	2,560	2,290	21.05	19.25
June	2,580	2,350	20.89	19.26
July (through July 11)	2,440	2,315	19.74	18.83

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

B. Memorandum and Articles of Association.

Objects and Purposes in Nomura’s Articles of Incorporation

Article 2 of our Articles of Incorporation, which is an exhibit to this annual report, states our objects and purposes.

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal or arrangement in which the Director is materially interested, but, under the Companies Act and our Regulations of the Board of Directors, a Director must abstain from voting on such matters at meetings of the Board of Directors.

The Companies Act provides that, under the Committee System, the compensation committee determines the compensation for directors and executive officers. The compensation committee must first establish a policy with respect to the determination of the individual compensation of each director and executive officer and then for each individual case determine the amount of compensation, the calculation method as to variable compensation and/or define components of non-monetary compensation for each director and executive officer in accordance with the established policy.

Pursuant to the Companies Act, under the Committee System, the board of directors may delegate to executive officers powers regarding the incurrence by a company of a significant loan from a third party. Our Executive Officers are delegated such powers by our Board of Directors.

There is no mandatory retirement age for our Directors under the Companies Act or our Articles of Incorporation.

There is no requirement concerning the number of shares an individual must hold in order to qualify him or her as a Director of Nomura under the Companies Act or our Articles of Incorporation.

Pursuant to the Companies Act and our Articles of Incorporation, we may, by resolution of our Board of Directors, release the liabilities of any Directors or Executive Officers to us for damages suffered by us due to their acts taken in good faith and without gross negligence, to the extent permitted by the Companies Act and our Articles of Incorporation. In addition, we may execute with outside Directors agreements that limit their liabilities to us for damages suffered by us due to their acts in good faith and without gross negligence, to the extent permitted by the Companies Act and our Articles of Incorporation. See “Limitation of Liabilities of Some Directors” under Item 6.C above.

Holding of Our Shares by Foreign Investors

Other than the Japanese unit share system that is described in “Rights of Our Shareholders—Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

Set forth below is general information relating to our common stock, including brief summaries of the relevant provisions of our Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Companies Act and related legislation.

General

Under our Articles of Incorporation, the authorized share capital is 6,000,000,000 shares, of which 1,965,919,860 shares were issued and outstanding as of March 31, 2007. All issued shares are fully-paid and non-assessable, and are in registered form. Under the Companies Act shares are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered in our register of shareholders, in accordance with our Share Handling Regulations. For this purpose, shareholders are required to file their names, addresses and seals with our share registrar. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.

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

Distribution of Surplus

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distribution of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). We may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus”. Under the Companies Act, distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders. However, according to the Companies Act our Articles of Incorporation provide that our Board of Directors has the authority to decide to make distributions of Surplus except for limited exceptions as provided by the Companies Act, since we have satisfied the following requirements:

(a)	the normal term of office of our Directors terminates on prior to the date of conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within the period of one year from the election of the Directors; and

(b)	our non-consolidated annual financial statements and certain documents for the last fiscal year present fairly our assets and profit or loss, as required by the ordinances of the Ministry of Justice.

Under our Articles of Incorporation, dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of June 30, September 30, December 31 or March 31 of each year pursuant to a resolution of our Board of Directors. In addition, under the Companies Act and our Articles of Incorporation, we may make further distributions of Surplus by resolution of our Board of Directors. Under our Articles of Incorporation, we are not obliged to pay any dividends that are left unclaimed for a period of three years after the date on which they first became payable.

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

For information as to Japanese taxes on dividends, see “Japanese Taxation” under Item 10.E of this annual report.

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

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors (if so required by the Companies Act) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be approved by the Board of Directors and audited by our Audit Committee and independent auditors, as required by the ordinances of the Ministry of Justice.

Stock Splits

We may at any time split the issued shares into a greater number of shares by resolution of our Board of Directors, and in accordance with the Companies Act, our Board of Directors has by resolution delegated to our Group Executive Management Committee powers to make such stock splits.

In accordance with the Companies Act, our Board of Directors has by resolution delegated to our Group Executive Management Committee powers to increase the authorized shares up to the number reflecting the rate of stock splits and amend our Articles of Incorporation to this effect without the approval of a shareholders’ meeting. For example, if each share became three shares by way of a stock split, we may increase the authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date therefore, not less than two weeks prior to such record date.

Japanese Unit Share System

Our Articles of Incorporation provide that 100 shares constitute one “unit”. The Companies Act permits us, by resolution of our Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend our Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

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

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares. A holder of shares representing less than one unit may at any time request us to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange, Inc. (hereinafter referred to as the “Tokyo Stock Exchange”) on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, except in limited circumstances as provided by our Share Handling Regulations. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to our Share Handling Regulations. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these will not be able to exercise this right as a practical matter.

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

In accordance with the Companies Act, our Articles of Incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our Articles of Incorporation including the following rights:

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

Ordinary General Meeting of Shareholders

We normally hold our ordinary general meeting of shareholders in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a nonresident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Companies Act, a resolution can be adopted at a general meeting of shareholders by the holders of a majority of the total number of voting rights represented at the meeting. The Companies Act and our Articles of Incorporation require a quorum for the election of Directors of not less than one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder having one-quarter or more of the total voting rights of which are directly or indirectly held by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Companies Act provides that certain important matters shall be approved by a “special resolution” of general meeting of shareholders. Our Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important matters include:

•	a reduction of stated capital,

•	amendment of the Articles of Incorporation (except amendments which the Board of Directors (or under the Committee System, Executive Officers) are authorized to make under the Companies Act),

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a corporate split requiring shareholders’ approval,

•	the transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval,

•	any issuance of new shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price,

•	any issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions,

•	purchase of shares by us from a specific shareholder other than our subsidiary,

•	consolidation of shares, and

•	release of part of directors’, independent auditor’s or executive officers’ liabilities to their corporation.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation when we issue new shares. Under the Companies Act, our Group Executive Management Committee, which has been delegated by our Board of Directors with the authority to issue new shares, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior notice to shareholders of the record date.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by our Group Executive Management Committee, which has been delegated by our Board of Directors with the authority to issue stock acquisition rights, unless it is made under “specially favorable” conditions in which case special resolution of general meeting of shareholders is required. In issuing stock acquisition rights, notice must be given at least two weeks prior to the date for allotment in the form of individual notice or public notice. Under the Companies Act we will not be required to make such notice if we make relevant securities filing or reporting under the Securities and Exchange Law at least two weeks prior to the date for allotment, subject to the requirements provided by the ordinance of the Ministry of Justice.

A special resolution of our ordinary general meeting of shareholders held on June 27, 2007 authorizes us to issue up to 175,000 stock acquisition rights, each of which represents a right to subscribe for 100 shares of common stock, for 17,500,000 shares of common stock, to our subsidiaries’ Directors, statutory auditors, Executive Officers and employees. See “Equity-Based Compensation” under Item 6.B above.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debt securities and borrowings, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

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

Record Date

The close of business of June 30, September 30, December 31 and March 31 are the record dates for our distributions of Surplus (dividends), if any. A holder of shares constituting one or more whole units, who is registered as a holder on our register of shareholders at the close of business as of March 31, is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the year ended on March 31. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by Us of Shares

We may acquire our shares (i) by soliciting all our shareholders to offer to sell our shares held by them (in this case, certain terms of such acquisition, such as the total number of our shares to be purchased, the total amount of consideration and the stock acquisition period which shall not exceed one year, shall be set by a resolution of the Board of Directors in advance, and each acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Board of Directors that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter). This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “Distributions of Surplus”.

We may hold our shares acquired in compliance with the provisions of the Companies Act, and may generally dispose of or cancel such shares by resolutions of the Board of Directors.

In addition, we may acquire our shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Japanese Unit Share System” above.

Report of Substantial Shareholdings

The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. With certain exceptions, a similar report must also be filed to reflect any change of 1% or more in the above shareholding or any change in material matters set out in any previous filed reports. Copies of any reports must also be furnished to the company. For this purpose, shares issuable to a person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

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

On July 11, 2007, the closing price of our shares on the Tokyo Stock Exchange was ¥2,315 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥2,999 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥4,999, or fall to between ¥1,500 and ¥1,999. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Equal to or greater than	¥1,500	Less than	¥2,000	¥300
Equal to or greater than	2,000	Less than	3,000	400
Equal to or greater than	3,000	Less than	5,000	500

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.

Rights of Holders of ADSs

For a description of rights of holders of ADSs, see “Rights of Holders of ADSs” under Item 10.B of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in this Item 10.B by reference.

C. Material Contracts.

For the two years immediately preceding the date of this annual report, we have not been a party to any material agreement other than in the ordinary course of business, except as disclosed in Item 6.C of this annual report.

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

E. Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below), you acquire your shares or ADSs in an offering and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. To the extent a refund of the tax withheld is available under Japanese law or the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

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

PFIC Rules

We do not expect our shares and ADSs to be treated as stock of a PFIC for United States federal income tax purposes for 2007, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation, such as Nomura, that is primarily engaged in an active business as a securities dealer is not entirely clear.

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

Under the 2001 tax legislation, deemed dividend taxation system has been drastically changed. Under the new rule, if we purchase our listed shares by way of a tender offer, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the purchase price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) of the same law. On the other hand, no deemed dividend is required to recognize if we purchase our shares at/through the stock market due to the difficulty to identify each shareholder who sold our shares (Articles 24(1) (iv) and 61-2(xi) of the Japanese Corporation Tax Law and Article 23(3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders, no deemed dividend is required to recognize until March 31, 2009 (two years extension is promulgated under the 2007 Japanese tax legislation) due to the operation of a temporary measurement (Article 9-6 of the Japanese Special Tax Measurement Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled were previously deemed to have received a dividend corresponding to the increase of share value by the share cancellation, under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders (both individuals and corporations) whose shares are not canceled.

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to March 31, 2009 (one year extension is promulgated under the 2007 Japanese tax legislation) and 15% rate will apply thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Under the new tax treaty between United States and Japan of which withholding tax treatments is applicable effective from July 1, 2004, the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified U.S. residents eligible to enjoy treaty benefits. It shall be noted that, under the new tax treaty between U.S. and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar withholding tax treatment applies under the new Tax Treaty between the United Kingdom and Japan for dividends declared on or after January 1, 2007 due to the renewal of the Tax Treaty. The Tax Treaty between France and Japan will be renewed effective from January 1, 2008 under which the reduction of the standard treaty withholding rate on dividends (15% to 10%) is promulgated. Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by us are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See “Rights of Our Shareholders” under Item 10.B of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called “preservation doctrine” under Article 3-2 of the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, NE., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the SEC’s website (http://www.sec.gov).

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our group business activities are inherently subject to various risks. The process of managing those risks is an integral part of management’s responsibilities with the aim to secure fiscal health as well as to contribute in the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

Global Risk Management Structure

1) Governance

We have an independent global risk management unit headquartered in Tokyo in addition to the risk management which takes place at each level of our business. The global risk management unit assists with the supervisory function of GEMC(Group Executive Management Committee) and Executive Officer, who is in charge of risk management and is responsible for implementation of the risk management framework and supervising risks. Supervision by the global risk management unit includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, the global risk management unit establishes and enhances all of our risk management policies and rules. The global risk management unit gathers necessary information for risk management and implements risk management policies for our global operations. The global risk management unit reports ongoing risk status and the results of its analysis to senior management. These processes are audited regularly by Internal Audit.

In addition to the above structure, the Commitment Committee controls risks relating to less liquid asset investments and important investments from a risk management perspective. Our Commitment Committee is made up of persons assigned by the Chairman of the Commitment Committee, while such Chairman is appointed by our President and Chief Executive Officer.

2) Risk Control

We carry out dynamic risk control in each regional front office business which is capable of a more flexible response and effective risk management in regard to the unique business of each regional front office and is consistent to the application of limits and guidelines in economic capital which is the framework of capital allocation for us. We set limits and develop policy rules for the sake of unfailingly undertaking risk control at a level nearer to trading risk after risk control through capital allocation confined at the setting of economic capital limit by division has gained flexibility for business execution. We set economic capital guideline for core business units within a business line. Through these guidelines, a framework which links capital management by the upper means of economic capital and risk control by lower means such as Value-at-Risk (“VaR”) is formed.

3) Global Risk Management System

We have made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system enables us to produce various analyses of global-based exposure to counterparties, as well as to calculate risk amounts, including VaR amounts discussed below, based upon our position and sensitivity data sets provided from our regional risk management system. The system, which senior management, global risk manager and regional risk managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide.

We maintain standardized methodologies on risk measurement for all our global operations. With this standardized framework, we can evaluate and compare the risk-adjusted profitability of our existing businesses in a consistent manner. Senior management can use this information to enhance our performance by diversifying revenues and controlling exposures.

4) Model Review

We use pricing models when some of the financial instruments cannot be valued based upon quoted market prices. Such models are used for management of risk positions, such as reporting against limits, as well as for valuation. The global risk management unit reviews the models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and risk management of a particular product.

5) Back Testing / Stress Testing

We compare VaR values with the actual profit and losses in securities having marketability and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range.

We also carry out stress testing. We assess the impact of the occurrence of terrorist acts and incidents such as Black Monday on the profit and loss of financial institutions. We verify losses which are over VaR and which are equivalent to the “distribution base” and verify if the size of economic capital by division is appropriate.

Definition and Types of Risks Managed

“Risk” represents the possibility of capital impairment due to unexpected losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of efficiency and/or effectiveness. We classify risks as “Portfolio risk” (Risk of losses arising from fluctuations and declines in the value of portfolios.) and “Non portfolio risk”. Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk. And Non portfolio risk consists of Operational Risk.

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

The following table shows our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of
	Mar. 31, 2006	Apr. 30, 2006	May 31, 2006	Jun. 30, 2006	Jul. 30, 2006	Aug. 31, 2006	Sep. 30, 2006	Oct. 29, 2006	Nov. 30, 2006	Dec. 31, 2006	Jan. 31, 2007	Feb. 28, 2007	Mar. 31, 2007
	(in 100millions of Yen)
Equity	¥60.4	¥46.8	¥50.8	¥53.8	¥59.1	¥58.5	¥60.4	¥61.7	¥63.3	¥56.3	¥64.4	¥54.0	¥46.5
Interest Rate	32.8	31.1	35.9	41.1	45.8	38.8	35.2	40.3	39.6	40.3	39.8	43.4	37.4
Foreign Exchange	14.0	16.7	14.5	14.6	13.2	16.0	12.9	13.1	12.6	13.8	11.1	12.9	14.3

Sub-total	107.2	94.6	101.2	109.5	118.1	113.2	108.6	115.1	115.5	110.4	115.3	110.4	98.2
Less:
Diversification Benefit	(36.7)	(36.7)	(36.1)	(38.1)	(38.6)	(39.0)	(35.5)	(38.3)	(38.0)	(38.8)	(36.8)	(40.5)	(35.9)

Value at Risk	¥70.4	¥57.9	¥65.1	¥71.4	¥79.6	¥74.2	¥73.1	¥76.8	¥77.5	¥71.7	¥78.5	¥69.9	¥62.3

Value at Risk
(maximum)	¥109.3 : February 15, 2007
(average)	74.4 : Average for the period from April 1, 2006 to March 31, 2007
(minimum)	57.7 : April 12, 2006

	As of
	Mar. 31, 2005	Apr. 30, 2005	May 31, 2005	Jun. 30, 2005	Jul. 30, 2005	Aug. 31, 2005	Sep. 30, 2005	Oct. 29, 2005	Nov. 30, 2005	Dec. 31, 2005	Jan. 31, 2006	Feb. 28, 2006	Mar. 31, 2006
	(in 100millions of Yen)
Equity	¥30.0	¥32.9	¥33.1	¥42.0	¥59.7	¥45.0	¥38.5	¥37.9	¥39.3	¥43.7	¥61.0	¥60.5	¥60.4
Interest Rate	27.5	32.0	28.6	32.7	28.5	31.0	31.4	29.5	36.9	36.6	33.2	36.3	32.8
Foreign Exchange	7.4	11.2	8.8	10.0	8.7	10.3	9.7	9.4	9.5	13.4	12.9	16.1	14.0

Sub-total	64.9	76.1	70.5	84.6	96.9	86.4	79.6	76.7	85.7	93.7	107.1	112.9	107.2
Less:
Diversification Benefit	(24.1)	(28.0)	(22.5)	(29.4)	(29.5)	(27.0)	(26.8)	(24.5)	(26.4)	(33.6)	(35.6)	(37.9)	(36.7)

Value at Risk	¥40.7	¥48.1	¥47.9	¥55.2	¥67.3	¥59.4	¥52.9	¥52.2	¥59.3	¥60.0	¥71.5	¥75.0	¥70.4

Value at Risk
(maximum)	¥83.7 : January 27, 2006
(average)	58.6 : Average for the period from April 1, 2005 to March 31, 2006
(minimum)	38.2 : April 15, 2005

VaR relating to equity risk decreased from ¥6.04 billion at the end of March 2006 to ¥4.65 billion at the end of March 2007 mainly due to a drop of market linked risk and individual equity risk with reduction of the equity related positions. VaR relating to interest rate risk increased slightly from ¥3.28 billion at the end of March 2006 to ¥3.74 billion at the end of March 2007 mainly due to a rise of USD / Euro interest spread risk. VaR relating to foreign exchange risk slightly increased from ¥1.40 billion at the end of March 2006 to ¥1.43 billion at the end of March 2007. We always manage the position size according to the market environment.

In the preceding year, VaR relating to equity risk increased significantly from ¥3.00 billion at the end of March 2005 to ¥6.04 billion at the end of March 2006 mainly due to a rise in equity related positions. VaR relating to interest rate risk increased from ¥2.75 billion at the end of March 2005 to ¥3.28 billion at the end of March 2006. VaR relating to foreign exchange risk also increased from ¥0.74 billion at the end of March 2005 to ¥1.40 billion at the end of March 2006 mainly due to an increase in foreign exchange derivative positions.

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

We use regression analysis for a period of the past 90 days between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥21,774 million as of March 31, 2006 and ¥16,942 million as of March 31, 2007. The difference in simulated numbers between March 31, 2006 and March 31, 2007 is due mainly from market value decrease in our operating equity investments held for relationship purposes. On March 31, 2006, TOPIX closed at 1,728.16 points and on March 31, 2007, TOPIX closed at 1,713.61 points. This simulation analyzes data for our entire operating equity investments held for relationship purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Market Liquidity Risk

Market liquidity risk refers to the additional risk that we face when we have large positions which cannot be disposed of in the course of normal market trading turnover. The longer we are exposed to these large positions, the greater the risk we face from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in “Liquidity and Capital Resources” under Item 5.B of this annual report.

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

We measure our credit risk to counterparties to derivatives transaction as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through our global risk management headquarters in Tokyo.

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

The credit quality of our trading-related derivatives as of March 31, 2007 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by our internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in

Gain Positions

	Years to Maturity					Cross- Maturity Netting (1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥31	¥18	¥28	¥5	¥119	¥(48)	¥153	¥—	¥153	$1,301
AA	100	115	122	77	131	(233)	312	54	258	2,195
A	32	97	52	25	83	(72)	217	23	194	1,650
BBB	2	2	20	1	5	(4)	26	2	24	204
BB	1	14	1	0	0	(4)	12	1	11	94
Other(2)	8	5	1	2	32	(2)	46	3	43	366

Sub-total	174	251	224	110	370	(363)	766	83	683	5,810
Listed	44	17	3	0	—	—	64	—	64	544

Total	¥218	¥268	¥227	¥110	¥370	¥(363)	¥830	¥83	¥747	$6,354

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” mainly consists of embedded derivatives bifurcated from the notes issued by certain subsidiaries and does not necessarily indicate that the counterparties’ credit is below investment grade.

Loan Credit Risk

We provide loans. Loan exposure is managed as Loan Credit Risk. Before each transaction, the business unit, the global risk management unit and other related units review loan counterparty from various viewpoints such as fundamental and credit analysis. With the review, we assign internal ratings and calculate expected loss amount at the time of default. After providing a loan, the business unit and the global risk management monitor and manage the Loan Credit Risk once the loan is provided.

Private Equity Risk

We have significant exposure to private equity assets through our Merchant Banking activities. By their nature, these assets are less liquid than other trading assets, and as a result, valuations of these assets require different methods from those used for trading assets. We sometimes observe higher concentration in risks related to private equity investments compared to concentration in risks related to trading assets, but in most cases, each private equity investment carries risks specific to the individual investments. Given these characteristics, the market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity investments. Therefore we treat them as Private Equity Risk under our risk management framework.

We measure the Private Equity Risk with a model that calculates the risk at the same confidence level that is used for other risk categories.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk.

Operational risk includes broad type of event such as criminal or other improper actions taken by our executives and employees, or failure or malfunction of our system management, or the occurrence of external phenomena such as natural disasters.

Due to the increased sophistication in security transactions and the outsourcing or systemization of our operations for efficiency purposes, reduction of operational risk has become increasingly essential. We manage operational risk as follows;

Processing Risk.

Processing risk is a type of operational risk. It refers to the risk in which we suffer damages due to failure to perform our operations properly, accidents or engagement in improprieties by our executives and employees.

In order to mitigate processing risk, we have internal regulations on setting up operations procedures with proper control, and endeavor to execute accurate and expeditious operations. We also enhance systems to reduce uncertainty of manual works.

IT Risk.

IT risk is a type of operational risk. It refers to the risk in which we suffer damages due to system defects, such as the shutdown or malfunction of computer systems. IT risk also includes the risk that we may suffer damages due to unauthorized uses of computers. Moreover it includes computer system troubles which has caused by external events such as infringement of securities or electricity shutdown.

In order to deal with IT risk, we have internal regulations on information security management that set out our security policy. We make it the first priority to make these regulations well known and understood by our employees, including the importance of compliance. Also, our users cooperate with system developers in developing new systems since the early stage of the development, and we aim to structure these systems that operate in line with our actual business operations. Our users participate in comprehensive tests at the time of releasing important systems. We endeavor to mitigate IT risk through appropriate checking, for example our users participate in comprehensive testing before releasing significant systems. Furthermore, for significant systems, we have a surveillance system which operates 24 hours a day, 365 days a year, and we implement early detection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where we conduct business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. We manage our legal risk primarily at the level of our regional operations. In addition to such regional legal risk management, we appointed a Group Compliance Officer on April 1, 2007 and established the Group Compliance Department on July 1, 2007 in order to enhance compliance management on a group basis. We have an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout our group and enhancing our internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of our Executive Officers and non-executive Directors including a member of the Audit Committee. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities, which consists of the President and Chief Executive Officer and some of the Executive Officers of Nomura Securities as well as two outside lawyers, considers major compliance matters. As part of our efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

Nomura is now developing the new framework of operational risk management. The new framework will include risk assessment methodology, risk capital calculation model which will be compliant with Basel II regulations.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Contols and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2007, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2007, the disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Nomura. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2007. Our independent registered public accounting firm, Ernst & Young ShinNihon, has issued an attestation report on management’s assessment of our internal control over financial reporting, which appears on page F-3 of this annual report.

Management excluded Instinet Incorporated and its subsidiaries, which we acquired in a purchase business combination on February 1, 2007, from its assessment of internal control over financial reporting as of March 31, 2007. Total assets as of March 31, 2007 and revenues for the year ended March 31, 2007 of Instinet Incorporated and its subsidiaries (on a consolidated basis) as percentages of the corresponding amounts in our consolidated financial statements as of and for the year ended March 31, 2007 were 0.7 percent and 0.7 percent, respectively.

Evaluation of Changes in Internal Control Over Financial Reporting.

Management also carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2007. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2007 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon has been our principal accountants for SEC reporting purposes for the last five fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Fees, such as advisory work for risk management and regulatory matters.

	Year ended March 31
	2006	2007	2007
	(in millions)
Audit Fees	¥1,914	¥2,916	$25
Audit-Related Fees	444	217	2
Tax Fees	130	112	1
All Other Fees	15	27	0

Total	¥2,503	¥3,272	$28

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended March 31, 2007, we acquired 89,517 shares of our common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares. For an explanation of the right of our shareholders to demand such repurchases by us, see “Rights of Our Shareholders” under Item 10.B of this annual report. As of March 31, 2007, we had 1,907,049,871 outstanding shares excluding 58,869,989 shares as treasury stock. During the year ended March 31, 2007, no affiliated purchaser of Nomura purchased shares of our common stock.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2007.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in JPY)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2006	6,360	2,645	—	—
May 1 to 31, 2006	3,600	2,447	—	—
June 1 to 30, 2006	3,906	2,130	—	—
July 1 to 31, 2006	5,559	2,069	—	—
August 1 to 31, 2006	6,618	2,145	—	—
September 1 to 30, 2006	9,912	2,178	—	—
October 1 to 31, 2006	8,549	2,136	—	—
November 1 to 30, 2006	6,159	1,989	—	—
December 1 to 31, 2006	10,182	2,139	—	—
January 1 to 31, 2007	10,348	2,292	—	—
February 1 to 28, 2007	9,357	2,521	—	—
March 1 to 31, 2007	8,967	2,568	—	—

Total	89,517	2,277	—	—

Nomura recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

As of May 31, 2007, Nomura Holdings had 1,908,135,475 outstanding shares excluding 57,784,385 shares as treasury stock.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Pursuant to Regulation S-X, Rule 3-09, this annual report contains the consolidated financial statements of Nomura Land and Building Co., Ltd., one of our 50%-or-less-owned companies accounted for by the equity method in our consolidated financial statements. The consolidated financial statements of Nomura Land and Building contained herein, which are as of March 31, 2006 and 2007 and for each of the three years ended March 31, 2007, have been prepared in accordance with generally accepted accounting principles in Japan. Nomura’s and its subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Nomura Land and Building exceeded 20%, but did not exceed 30%, of such income of Nomura and its subsidiaries for the year ended March 31, 2007, while such percentage for each of the years ended March 31, 2005 and 2006 did not exceed 20%. Nomura’s and its subsidiaries’ investments in and advances to Nomura Land and Building did not exceed 20% of the total assets of Nomura and its subsidiaries as of any of March 31, 2005, 2006 or 2007. Accordingly, pursuant to Regulation S-X, Rule 3-09 as well as Item 17 of Form 20-F, of the consolidated financial statements of Nomura Land and Building contained herein, only those as of and for the year ended March 31, 2007 have been audited in accordance with generally accepted auditing standards in the United States. In Japan, Nomura Land and Building has publicly disclosed the consolidated financial statements contained herein which have been audited by its outside auditor for purposes of the Securities and Exchange Law of Japan in accordance with generally accepted auditing standards in Japan.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-144112) filed on June 28, 2007)*1

1.2	Share Handling Regulations of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-144112) filed on June 28, 2007)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

1.5	Regulations of the Audit Committee (English translation)

1.6	Regulations of the Compensation Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

2.1	Specimen common stock certificates of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

2.2

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)*2

Exhibit Number	Description

8.1	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2004)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

*1	The proposed amendment to the Articles of Incorporation will take effect on the date on which the following laws become effective, which is currently scheduled to occur in September 2007: (1) the law for amending the Securities and Exchange Law and other financial laws (Act No.65 of 2006), and (2) the law for abolishing and amending the related laws to implement the law for amending the Securities and Exchange Law and other financial laws (Act No.66 of 2006).
*2	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 28, 2006, in the form of this exhibit.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

July 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Nomura Holdings, Inc. maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nomura Holdings, Inc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Nomura Holdings, Inc. maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2007 and our report dated July 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

July 12, 2007

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥991,961	¥410,028	$3,488
Time deposits	518,111	546,682	4,650
Deposits with stock exchanges and other segregated cash	45,564	97,302	828

	1,555,636	1,054,012	8,966

Loans and receivables:
Loans receivable	682,824	935,711	7,959
Receivables from customers	26,810	47,518	404
Receivables from other than customers	656,925	637,209	5,420
Allowance for doubtful accounts	(2,878)	(2,027)	(17)

	1,363,681	1,618,411	13,766

Collateralized agreements:
Securities purchased under agreements to resell	8,278,834	8,061,805	68,576
Securities borrowed	8,748,973	9,776,422	83,161

	17,027,807	17,838,227	151,737

Trading assets and private equity investments (including securities pledged as collateral of ¥5,610,310 million in 2006 and ¥5,719,748 million ($48,654 million) in 2007):
Trading assets	13,332,165	12,830,826	109,143
Private equity investments	365,276	347,394	2,955

	13,697,441	13,178,220	112,098

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥211,521 million in 2006 and ¥249,592 million ($2,123 million) in 2007)	330,964	422,290	3,592
Non-trading debt securities	220,593	255,934	2,177
Investments in equity securities	219,486	195,238	1,661
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥NIL million in 2006 and ¥7,451 ($63 million) in 2007)	223,912	441,536	3,756
Other	386,515	869,506	7,396

	1,381,470	2,184,504	18,582

Total assets	¥35,026,035	¥35,873,374	$305,149

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥691,759	¥1,093,529	$9,302
Payables and deposits:
Payables to customers	247,511	304,462	2,590
Payables to other than customers	619,271	623,143	5,300
Deposits received at banks	372,949	418,250	3,558

	1,239,731	1,345,855	11,448

Collateralized financing:
Securities sold under agreements to repurchase	10,773,589	11,874,697	101,010
Securities loaned	6,486,798	7,334,086	62,386
Other secured borrowings	3,002,625	1,390,473	11,827

	20,263,012	20,599,256	175,223

Trading liabilities	6,527,627	4,800,403	40,834
Other liabilities	641,980	845,522	7,192
Long-term borrowings	3,598,599	5,002,890	42,556

Total liabilities	32,962,708	33,687,455	286,555

Commitments and contingencies (Note 18)
Shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares in 2006 and 2007
Issued—1,965,919,860 shares in 2006 and 2007
Outstanding—1,904,864,196 shares in 2006 and 1,907,049,871 shares in 2007	182,800	182,800	1,555
Additional paid-in capital	159,527	165,496	1,408
Retained earnings	1,819,037	1,910,978	16,255
Accumulated other comprehensive (loss) income	(15,225)	6,613	56

	2,146,139	2,265,887	19,274
Common stock held in treasury, at cost—61,055,664 shares in 2006 and 58,869,989 shares in 2007	(82,812)	(79,968)	(680)

Total shareholders’ equity	2,063,327	2,185,919	18,594

Total liabilities and shareholders’ equity	¥35,026,035	¥35,873,374	$305,149

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Revenue:
Commissions	¥221,963	¥356,325	¥337,458	$2,870
Fees from investment banking	92,322	108,819	99,276	844
Asset management and portfolio service fees	78,452	102,667	145,977	1,242
Net gain on trading	201,686	304,223	290,008	2,467
Gain on private equity investments	7,744	12,328	47,590	405
Interest and dividends	401,379	693,813	981,344	8,348
Gain (loss) on investments in equity securities	15,314	67,702	(20,103)	(171)
Private equity entities product sales	75,061	88,210	100,126	852
Other	32,316	58,753	67,425	573

Total revenue	1,126,237	1,792,840	2,049,101	17,430
Interest expense	327,047	647,190	958,000	8,149

Net revenue	799,190	1,145,650	1,091,101	9,281

Non-interest expenses:
Compensation and benefits	274,988	325,431	345,936	2,943
Commissions and floor brokerage	23,910	32,931	50,812	432
Information processing and communications	81,408	89,600	109,987	936
Occupancy and related depreciation	53,534	55,049	61,279	521
Business development expenses	28,214	32,790	38,106	324
Private equity entities cost of goods sold	44,681	48,802	57,184	486
Other	87,620	115,447	106,039	902

	594,355	700,050	769,343	6,544

Income from continuing operations before income taxes	204,835	445,600	321,758	2,737

Income tax expense	110,103	188,972	145,930	1,241

Income from continuing operations	94,732	256,628	175,828	1,496
Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in 2006)	—	99,413	—	—
Income tax expense	—	51,713	—	—

Gain on discontinued operations	—	47,700	—	—

Net income	¥94,732	¥304,328	¥175,828	$1,496

	Yen			Translation into U.S. dollars
Per share of common stock:
Basic—
Income from continuing operations	¥48.80	¥134.10	¥92.25	$0.78
Gain on discontinued operations	—	24.92	—	—

Net income	¥48.80	¥159.02	¥92.25	$0.78

Diluted—
Income from continuing operations	¥48.77	¥133.89	¥92.00	$0.78
Gain on discontinued operations	—	24.89	—	—

Net income	¥48.77	¥158.78	¥92.00	$0.78

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Common stock
Balance at beginning of year	¥182,800	¥182,800	¥182,800	$1,555

Balance at end of year	182,800	182,800	182,800	1,555

Additional paid-in capital
Balance at beginning of year	154,063	155,947	159,527	1,357
Gain (loss) on sales of treasury stock	14	192	(556)	(5)
Issuance of common stock options	1,870	3,388	6,525	56

Balance at end of year	155,947	159,527	165,496	1,408

Retained earnings
Balance at beginning of year	1,550,231	1,606,136	1,819,037	15,473
Net income	94,732	304,328	175,828	1,496
Cash dividends	(38,827)	(91,427)	(83,887)	(714)

Balance at end of year	1,606,136	1,819,037	1,910,978	16,255

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(34,380)	(18,083)	(1,129)	(10)
Net change during the year	16,297	16,954	38,018	324

Balance at end of year	(18,083)	(1,129)	36,889	314

Defined benefit pension plans:
Balance at beginning of year	(34,221)	(24,645)	(14,096)	(120)
Minimum pension liability adjustment	9,576	10,549	(387)	(4)
Adjustments due to the initial adoption of SFAS 158(1)	—	—	(15,793)	(134)

Balance at end of year	(24,645)	(14,096)	(30,276)	(258)

Balance at end of year	(42,728)	(15,225)	6,613	56

Common stock held in treasury
Balance at beginning of year	(32,805)	(33,726)	(82,812)	(704)
Repurchases of common stock	(475)	(49,507)	(204)	(2)
Sales of common stock	129	11	25	0
Common stock issued to employees	—	668	2,910	25
Other net change in treasury stock	(575)	(258)	113	1

Balance at end of year	(33,726)	(82,812)	(79,968)	(680)

Total shareholders’ equity
Balance at end of year	¥1,868,429	¥2,063,327	¥2,185,919	$18,594

(1)	For the initial year of application, the adjustments are not reflected on the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Net income	¥94,732	¥304,328	¥175,828	$1,496
Other comprehensive income(1):
Change in cumulative translation adjustments, net of tax	16,297	16,954	38,018	323
Defined benefit pension plans:
Minimum pension liability adjustment	15,738	18,412	(608)	(5)
Deferred income taxes	(6,162)	(7,863)	221	2

Total	9,576	10,549	(387)	(3)

Total other comprehensive income	25,873	27,503	37,631	320

Comprehensive income	¥120,605	¥331,831	¥213,459	$1,816

(1)	Adjustments due to the initial adoption of SFAS 158 are not reflected on the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Cash flows from operating activities from continuing operations:
Income from continuing operations	¥94,732	¥256,628	¥175,828	$1,496
Adjustments to reconcile income from continuing operations to net cash used in operating activities:
Depreciation and amortization	38,163	42,812	50,432	429
Stock-based compensation	1,870	3,388	6,525	56
Loss (gain) on investments in equity securities	(15,314)	(67,702)	20,103	171
Equity in earnings of affiliates, net of dividends received	(7,416)	(26,695)	(50,274)	(428)
Loss on disposal of office buildings, land, equipment and facilities	1,642	8,777	5,182	44
Deferred income tax (benefit) expense	5,710	(23,540)	(256)	(2)
Changes in operating assets and liabilities:
Time deposits	(157,971)	(81,193)	24,395	208
Deposits with stock exchanges and other segregated cash	3,036	(440)	(30,186)	(257)
Trading assets and private equity investments	(1,552,822)	2,302,636	1,039,123	8,839
Trading liabilities	(738,575)	1,084,026	(1,986,980)	(16,902)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,402,270	(3,107,197)	1,243,337	10,576
Securities borrowed, net of securities loaned	483,804	(761,584)	(177,234)	(1,508)
Other secured borrowings	831,974	(416,566)	(1,612,879)	(13,720)
Loans and receivables, net of allowance for doubtful accounts	(177,021)	(43,656)	95,843	815
Payables	(542,266)	126,952	(154,665)	(1,316)
Accrued income taxes, net	(69,418)	171,016	(184,036)	(1,565)
Other, net	36,822	(32,876)	(91,414)	(777)

Net cash used in operating activities from continuing operations	(360,780)	(565,214)	(1,627,156)	(13,841)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(59,348)	(83,983)	(101,784)	(866)
Proceeds from sales of office buildings, land, equipment and facilities	2,645	1,557	634	5
Payments for purchases of investments in equity securities	(79)	(2,126)	(9,284)	(79)
Proceeds from sales of investments in equity securities	12,985	10,523	25,109	214
(Increase) decrease in loans receivable at banks, net	18,381	(32,117)	(73,611)	(626)
(Increase) decrease in non-trading debt securities, net	(71,604)	56,824	(37,861)	(322)
Business dispositions or acquisitions, net	(25,704)	(4,663)	(172,019)	(1,463)
(Increase) decrease in investments in and advances to affiliated companies, net	19,284	49,268	(164,700)	(1,401)
Other, net	(3)	39	(297)	(3)

Net cash used in investing activities from continuing operations	(103,443)	(4,678)	(533,813)	(4,541)

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	844,659	1,656,317	2,736,688	23,279
Decrease in long-term borrowings	(495,455)	(943,086)	(1,451,500)	(12,347)
Increase in short-term borrowings, net	70,181	175,910	377,788	3,214
Increase in deposits received at banks, net	63,470	31,004	17,947	153
Proceeds from sales of common stock	143	871	2,379	20
Payments for repurchases of common stock	(475)	(49,507)	(204)	(2)
Payments for cash dividends	(33,992)	(42,290)	(114,395)	(973)

Net cash provided by financing activities from continuing operations	448,531	829,219	1,568,703	13,344

Effect of exchange rate changes on cash and cash equivalents	13,697	16,419	10,333	88

Discontinued operations:
Net cash provided by (used in) discontinued operations from
Operating activities	—	28,856	—	—
Investing activities	—	(19,178)	—	—
Financing activities	—	(12,067)	—	—
Cash and cash equivalents classified as discontinued operations	—	2,389	—	—
Proceeds from sales of discontinued operations	—	131,100	—	—
Payments for purchase of discontinued operations	(50,262)	—	—	—

	(50,262)	131,100	—	—
Net (decrease) increase in cash and cash equivalents	(52,257)	406,846	(581,933)	(4,950)
Cash and cash equivalents at beginning of the year	637,372	585,115	991,961	8,438

Cash and cash equivalents at end of the year	¥585,115	¥991,961	¥410,028	$3,488

Supplemental disclosure:
Cash paid during the year for—
Interest	¥382,494	¥708,107	¥1,056,820	$8,990

Income tax payments, net	¥173,811	¥41,496	¥330,222	$2,809

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Non cash activities—
Business acquisitions:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥198,355 million and ¥183,156 million, respectively, for the year ended March 31, 2005. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥1,836 million and ¥1,576 million, respectively, for the year ended March 31, 2006. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥344,299 million ($2,929 million) and ¥151,106 million ($1,285 million), respectively, for the year ended March 31, 2007.

Business dispositions:

There were no business dispositions for the year ended March 31, 2005 and 2006. Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥7,958 million ($68 million) and ¥8,211 million ($70 million) for the year ended March 31, 2007, respectively.

Reclassifications—

During the year ended March 31, 2007, Nomura began reporting cash flows from loans receivable at banks as investing activities which were in prior years classified as operating activities and cash flows from deposits received at banks as financing activities which were in prior years classified as operating activities. All prior year amounts have been reclassified to conform to the current year presentation.

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

In the Domestic Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In the Global Markets business, Nomura is engaged in the sales and trading of equity securities and bonds and currency exchange on a global basis to institutions domestically and abroad. In the Global Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equity as well as mergers and acquisition and financial advice. In the Global Merchant Banking business, Nomura invests in private equity businesses and seek to maximize returns on the investments by increasing the corporate value of investee companies. In the Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (VIE) or not in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Therefore, the Company consolidates these entities in which it has a majority voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the qualifying special purpose entities “QSPE” criteria in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Discontinued operations—

On January 31, 2006, Nomura sold its stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in Nomura’s private equity business accounted for as a consolidated subsidiary. During the year ended March 31, 2006, MR was classified within discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) and its results of operations and cash flows were separately reported. Also, all amounts in previous years related to the discontinued operations have been excluded in the footnotes to the consolidated financial statements.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of financial instruments, including exchange-trading securities and derivatives is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider contractual terms, position size, underlying asset prices, interest rates, dividend rates time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value. Realized and unrealized gains and losses are reflected in Net gain on trading.

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

Private equity business—

The investments in private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to as “private equity entities.”

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Private equity investments accounted for at fair value are based on Nomura’s assessment of each underlying investment. The investments, by their nature, have little or no price transparency. Investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has declined below the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. See Note 4 for further discussion of private equity business.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Net gain on trading.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency of other than Japanese yen, are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fee revenue—

Commissions include amounts charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management and portfolio service fees are accrued over the period that the related services are provided.

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

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consist of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with FASB Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Other secured borrowings, which consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

Trading balances of secured borrowings, which consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities, are recorded based on cash received and are included in the consolidated balance sheets in Short-term borrowings and Long-term borrowings. See Note 10 for further information regarding these arrangements.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Investments in and advances to affiliated companies as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”).

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

Allowance for doubtful accounts—

Loans receivable consist primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities (“financing activities loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Loans receivable are carried at their principal amounts outstanding less applicable allowance for doubtful accounts. Allowances for doubtful accounts on financing activities loans and loans at banks reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower. Allowances for doubtful accounts on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

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

Depreciation (including charge to income resulting from amortization of assets recorded under capital leases) is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 10 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥30,050 million, ¥30,817 million and ¥39,265 million ($334 million), and in Occupancy and related depreciation in the amount of ¥8,113 million, ¥11,995 million and ¥11,167 million ($95 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥ nil million, ¥250 million and ¥214 million ($2 million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended March 31, 2005, 2006 and 2007, respectively. These losses are included in consolidated statements of income under Non-interest expenses—Other. The revised carrying values of these assets were based on the market or fair value of the assets.

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

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥205,214 million and ¥14,272 million, respectively, at March 31, 2006 and ¥164,570 million ($1,400 million) and ¥30,668 million ($261 million), respectively, at March 31, 2007.

Investments in equity securities for other than operating purposes included investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other. Such investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥15,976 million and ¥10,799 million, respectively, at March 31, 2006 and ¥34,895 million ($297 million) and ¥9,763 million ($83 million), respectively, at March 31, 2007.

In accordance with U.S. GAAP for broker-dealers, investments in equity securities are recorded at fair value, with realized and unrealized gains and losses recognized currently in income. Realized and unrealized gains and losses on investments in equity securities for Nomura’s operating purposes are included in Gain /(loss) on investments in equity securities in the consolidated statements of income and those of investments in equity securities for other than operating purposes are included in Revenue—Other in the consolidated statements of income.

Non-trading debt securities are recorded at fair value, with unrealized gains and losses recognized currently in Revenue—Other in the consolidated statements of income.

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

Stock-based compensation—

Effective April 1, 2006, Nomura adopted SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation” (“SFAS 123-R”). Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is recognized over the requisite service period, which generally is equal to the vesting period. As Nomura had previously adopted a policy of expensing stock-based compensation that was generally consistent with the provisions of SFAS 123-R, the impacts of adopting SFAS 123-R were not significant on Nomura’s consolidated financial statements.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the securities with potential dilutive effect.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) these assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the reporting units to which goodwill relates to the carrying amount of the reporting units including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives are not amortized. Instead, these assets are evaluated at least annually for impairment.

Accounting changes and new accounting pronouncements —

Limited partnerships

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-5”). EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate the limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance is effective for existing partnership agreements for financial reporting periods beginning after December 15, 2005 and immediately for all new limited partnership agreements and any limited partnership agreements that are modified. The adoption did not have a material impact on Nomura’s consolidated financial statements.

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This Statement permits an entity to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 1, 2006, Nomura early adopted SFAS 155, primarily on a prospective basis. In accordance with this standard, certain hybrid financial instruments that contain embedded derivatives are accounted for at fair value, with the change recorded in Net gain on trading.

Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.140” (“SFAS 156”). This Statement requires that an entity separately recognizes a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. This Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. It is allowed for an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities for each class: (1) the amortization method or (2) the fair value measurement method. Separate presentation of servicing assets and servicing liabilities subsequently measured at fair value are required in the statement of financial position. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with the earlier adoption permitted under certain conditions. Nomura will adopt SFAS 156 on April 1, 2007. The impact of adopting SFAS 156 is not expected to be significant on Nomura’s consolidated financial statements.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Nomura will adopt the provisions of FIN 48 on April 1, 2007. The impact of the adopting of FIN 48 is not expected to be significant on Nomura’s consolidated financial statements.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157 also:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability;

•

nullifies the guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which requires deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires entity to consider its own credit rating when valuing liabilities held at fair value.

SFAS 157 is effective for fiscal years beginning after November 15, 2007. Nomura will adopt the Statement on April 1, 2008 and we are currently assessing the impact of adopting SFAS 157 on Nomura`s consolidated financial statements.

Accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Consequently, Nomura recorded a reduction of ¥15,793 million ($134 million) to Accumulated other comprehensive income (net of tax) at March 31, 2007 (See Note 12). SFAS 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position. This provision of SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2008. Nomura is currently assessing the impact of this provision of SFAS 158 on Nomura`s consolidated financial statements.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If the entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an assets or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS 159 also establishes presentation and disclosure requirements designed to provide a comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity makes that choice in the first 120 days of that fiscal year, has not yet issued financial statements for any interim period of the fiscal year of adoption, and also elects to apply the provisions of SFAS 157. Nomura will adopt SFAS 159 on April 1, 2008 and we are currently assessing the impact of adopting SFAS 159 on Nomura`s consolidated financial statements.

Offsetting of Amounts Related to Certain Contracts

In April 2007, the FASB issued Statement of Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“ FSP FIN 39-1”). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39. FSP FIN 39-1 will apply to reporting periods beginning after November 15, 2007. Nomura is currently assessing the impact of adoption FSP FIN 39-1 on Nomura`s consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Investment companies

In June 2007, the AICPA issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting, for those entities that are investment companies under this SOP. SOP 07-1 will apply to reporting periods beginning on or after December 15, 2007. Nomura is currently assessing the impact of adopting SOP 07-1 on Nomura`s consolidated financial statements.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥117.56 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

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

Trading assets and Trading liabilities

Trading assets, including ones that are disclosed parenthetically as Securities pledged as collateral, and Trading liabilities are classified as follows:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2006		2007		2007
	Trading assets	Trading liabilities	Trading assets	Trading liabilities	Trading assets	Trading liabilities
Equities and convertible bonds	¥3,462,903	¥635,016	¥3,088,440	¥525,943	$26,271	$4,474
Government and government agency bonds	5,963,420	4,751,230	5,200,419	3,074,291	44,237	26,151
Bank and corporate debt securities	1,677,309	228,121	2,065,509	183,068	17,570	1,557
Commercial paper and certificates of deposit	30,995	—	382,801	—	3,256	—
Mortgage and mortgage-backed securities	1,264,993	67	1,109,058	—	9,434	—
Beneficiary certificates and other	202,939	—	154,962	4	1,318	0
Derivative contracts	729,606	913,193	829,637	1,017,097	7,057	8,652

	¥13,332,165	¥6,527,627	¥12,830,826	¥4,800,403	$109,143	$40,834

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

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including Securities pledged as collateral, represented 17.0% and 14.5% of total assets as of March 31, 2006 and 2007, respectively.

Derivatives utilized for trading purposes

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

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

To the extent these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN 39.

EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”(“EITF 02-3”), precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Nomura defers recognition of certain gains and losses at the inception of a contract in accordance with EITF 02-3.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below discloses the fair value of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtains to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Trading Assets:
Foreign exchange forwards	¥58,417	¥51,274	$436
FRA(1) and other OTC(2) forwards	1,570	39,716	338
Swap agreements	352,652	373,139	3,174
Securities options—purchased	137,246	156,979	1,335
Options other than securities options—purchased	179,721	208,529	1,774

Total	¥729,606	¥829,637	$7,057

Trading Liabilities:
Foreign exchange forwards	¥39,311	¥28,698	$244
FRA and other OTC forwards	21,072	32,986	281
Swap agreements	446,061	533,388	4,537
Securities options—written	266,485	268,393	2,283
Options other than securities options—written	140,264	153,632	1,307

Total	¥913,193	¥1,017,097	$8,652

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.

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

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Merchant Banking	¥4,013	¥5,246	¥(2,459)	$(21)
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	76,815	148,073	137,595	1,171
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	120,858	150,904	154,872	1,317

	¥201,686	¥304,223	¥290,008	$2,467

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-trading activities—

Nomura’s non-trading activities consist primarily of non-trading debt securities, investments in equity securities and derivatives for purposes other than trading.

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

Fair value of financial instruments—

The majority of Nomura’s assets and liabilities are carried at fair value or at amounts that approximate fair value. Assets which are carried at fair value include Trading assets, Private equity investments, Non-trading debt securities and Investments in equity securities. Liabilities which are carried at fair value include Trading liabilities. Assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Loans receivable

Loans receivable are carried at their principal amounts outstanding less applicable allowance for loan losses. The fair value of loans receivable is estimated based on loan characteristics. The fair value of fixed rate loans receivable was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair value. The carrying value of floating rate loans receivable approximates fair value. As a result of estimation, the fair value of loans receivable approximates carrying value.

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments are carried at fair value under SFAS 155. Except for them, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents financial instruments with carrying values that differ from their fair value.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2006		2007		2007
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥3,599	¥3,602	¥5,003	¥5,006	$43	$43

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

The estimated fair value of the Terra Firma investments was ¥323,182 million and ¥282,824 million ($2,406 million) at March 31, 2006 and 2007, respectively. Of this, the respective percentages at March 31, 2006 and 2007 were 75% and 82% for real estate sector, 6% and 5% for the services sector and the remaining balance of 19% and 13% is in consumer businesses, which includes retail and consumer finance.

As permitted by FIN 46-R, Nomura has not applied its provisions to non-registered investment companies that account for their investments in accordance with the AICPA Audit and Accounting Guide “Audits of Investment Companies” (“Audit Guide”). The FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide these entities with a permanent scope exception from the application of FIN 46-R upon adoption of the Investment Company AICPA SOP 07-1 if the requirements of SOP 07-1 are met. As the effective date of SOP 07-1 for Nomura is no later than April 1, 2008, Nomura is evaluating which entities meet SOP 07-1’s requirements. The most significant of the entities currently excluded from FIN 46-R are the Terra Firma investments. Nomura’s maximum exposure to loss for these investments is ¥283 billion ($2.4 billion) as at March 31, 2007. Depending on the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R for such entities will not change Nomura’s economic exposure with respect to these investments.

Other private equity investments

In addition to the Terra Firma investments portfolio, Nomura is a 10% investor in a ¥305 billion ($2.6 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥701 billion ($6.0 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited. Nomura’s total commitment for

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TFCP II was originally ¥30,513 million ($260 million) and reduced to ¥19,293 million ($164 million) as a result of the adjustments for recyclable distributions and ¥6,684 million ($57 million) had been drawn down for investments as at March 31, 2007. For TFCPIII, Nomura’s total commitment is ¥15,733 million ($134 million) and ¥342million ($3 million) had been drawn down for investments as at March 31, 2007. We also have a ¥15,733 million ($134 million) commitment as a co-investor to TFCPIII. We account for our investments in TFCP II and TFCPIII at fair value.

Private equity business in Japan

Nomura also has a growing private equity business in Japan, which is operated through wholly owned subsidiaries, including Nomura Principal Finance Co., Ltd. (“NPF”). Since their inceptions, the subsidiaries have made 22 investments and exited from 11 of these investments (including partial sales). During the year ended March 31, 2006, there were no acquisitions accounted for as business combinations in private equity business under SFAS 141. During the year ended March 31, 2007, NPF acquired two businesses, accounted for as business combinations under SFAS 141, in separate transactions, including Tsubaki Nakashima Co., Ltd., a manufacturer and seller of high-precision ball bearings. The purchase price of these businesses, net of cash acquired was ¥92,273 million ($785 million). For further information on Tsubaki Nakashima Co., Ltd., see Note 8 Business combinations. During the year ended March 31, 2007, NPF also invested in two businesses accounted for by the equity method, including Skylark Co., Ltd., a major Japanese food restaurant chain.

The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. The AICPA issued SOP 07-1 on June 11, 2007. Nomura is currently making a determination under the guidance provided by SOP 07-1 as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

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

Disposals and independent third party valuation reports.

Property holding, refurbishment and head office costs.

Profit share payable to third parties.

Availability and cost of finance.

Retail and Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement, rental acquisition costs, rental maintenance costs.
Recent bids. Market share, changes in market size, underlying trends in consumer behavior, revenue per room, gross margin, operating costs and pension obligations.

Services	Recent bids and the asset base of the company in the absence of a working business model. Pension obligations.

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

Millennium Retailing Group (“MRG”)

MRG was a retail group consisting of Sogo Co., Ltd., The Seibu Department Stores, Ltd. and Millennium Retailing, Inc. (“MR”), which was the group’s holding company. NPF agreed to MRG’s plan to boost its capital and purchased newly issued MR common shares for ¥50,000 million, which consisted of ¥20,000 million in July 2004 and ¥30,000 million in January 2005. The result was that NPF acquired a 65.5% equity interest in MR.

MRG’s fiscal year end was February 28 and Nomura consolidated MRG as of this date, reporting its results of operations on a one month lag. Nomura designated February 28, 2005 as the effective date for consolidating MRG, and for the year ended March 31, 2005 recorded its share of MRG’s earnings on the equity basis.

Discontinued operations

NPF sold its entire stake in MR for ¥131,100 million in cash on January 31, 2006 and a gain on disposal of ¥74,852 million was recorded. In accordance with SFAS 144, income from MRG was classified as discontinued operations on the consolidated statements of income. Net revenue and income before income taxes for MRG, reported in discontinued operations for the year ended March 31, 2006 were ¥407,827 million and ¥24,561 million, respectively. (For the year ended March 31, 2005, MRG’s results were recorded on the equity method of accounting and were not significant.)

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2006	2007	2007
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥21,751	¥24,672	$210
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheets) or repledged	16,765	18,214	155

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Investments in and advances to affiliated companies on the consolidated balance sheets at March 31, 2006 and 2007, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Trading assets:
Equities and convertible bonds	¥51,961	¥124,820	$1,062
Government and government agency bonds	419,391	295,288	2,512
Bank and corporate debt securities	578,000	865,835	7,365
Mortgage and mortgage-backed securities	918,465	632,961	5,384
Beneficiary certificates and others	75,768	48,638	414

	¥2,043,585	¥1,967,542	16,737

Non-trading debt securities	¥55,090	¥86,032	¥732
Investments in and advance to affiliated companies	¥128,811	¥114,353	¥973
Other	¥5	¥—	¥—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Loans and receivables	¥39,670	¥50,473	$429
Trading assets	2,759,986	1,423,113	12,106
Office buildings, land, equipment and facilities	3,063	13,504	115
Non-trading debt securities	34,204	77,257	657
Other	2,158	7,084	60

	¥2,839,081	¥1,571,431	$13,367

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings and trading balances of secured borrowings, and derivative transactions. See Note 10 for further information regarding trading balances of secured borrowings.

6. Securitization and Variable Interest Entities (VIEs):

Securitization activities—

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

During the years ended March 31, 2006 and 2007, Nomura securitized ¥1,148 billion and ¥1,447 billion ($12.3 billion) of financial assets, respectively. In addition, Nomura received ¥15 billion and ¥9 billion ($0.1 billion) from securitization trusts and paid ¥10 billion and ¥53 billion ($0.4 billion) to securitization trusts, respectively. Nomura held ¥40 billion and ¥37 billion ($0.3 billion) of retained interests in transferred assets at March 31, 2006 and 2007, respectively.

Variable Interest Entities (VIEs)—

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the classification of the consolidated VIE’s assets that collateralize the VIE’s obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2006	2007	2007
Consolidated VIE’s assets that collateralize the VIE’s obligations
Trading assets	¥114	¥288	$3
Other	2	7	0

Total	¥116	¥295	$3

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other below investment grade debt obligations; guarantees and residual interests regarding leveraged and operating leases for aircraft using VIEs; and loans and investments in VIEs that acquire operating businesses.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2006 and 2007. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2006	2007	2007
VIE assets	¥546	¥2,028	$17
Maximum exposure to loss	119	238	2

As permitted by FIN 46-R, Nomura has not applied its provisions to non-registered investment companies that account for their investments in accordance with the Audit Guide. FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide these entities with a permanent scope exception from the application of FIN 46-R upon adoption of the Investment Company SOP 07-1 if the requirements of SOP 07-1 are met. As the effective date of SOP 07-1 for Nomura is no later than April 1, 2008, Nomura is evaluating which entities meet SOP 07-1’s requirements. The most significant of these entities are the Terra Firma investments. Nomura’s maximum exposure to loss for these investments is ¥283 billion ($2.4 billion) as at March 31, 2007. Depending on the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R for such entities will not materially change Nomura’s economic exposure with respect to these investments.

7. Receivables and payables:

Loans receivable consist primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(“financing activities loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”). Loans at banks amount to ¥194,391 million and ¥276,423 million ($2,351 million) at March 31, 2006 and 2007, respectively. Financing activities loans amount to ¥87,528 million and ¥241,534 million ($2,055 million) at March 31, 2006 and 2007, respectively. Margin transaction loans amounting to ¥343,843 million and ¥328,099 million ($2,791 million) at March 31, 2006 and 2007, respectively, are collateralized by customers’ securities and are also collateralized by customers’ deposits of securities. Inter-bank money market loans amount to ¥53,545 million and ¥85,209 million ($725 million) at March 31, 2006 and 2007, respectively.

Receivables from and payables to customers include amounts due to customers securities transactions. Receivables from and payables to other than customers include receivables and payables related to brokers and dealing activities. Net receivables/payables arising from unsettled trades were included in Payables to other than customers amounting to ¥171,203 million and ¥234,826 million ($1,998 million) at March 31, 2006, and March 31, 2007.

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts are shown below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Balance at beginning of year	¥5,778	¥2,801	¥2,878	$24
Provision (credit) for doubtful accounts	(1,947)	(50)	220	2
Charge-offs	(1,038)	(250)	(1,407)	(12)
Other	8	377	336	3

Balance at end of year	¥2,801	¥2,878	¥2,027	$17

8. Business combinations:

Instinet Incorporated (“Instinet”)

On February 1, 2007, Nomura purchased a 100% stake in a global agency-broker, Instinet, a major provider of electronic trading services for institutional investors, from majority owner Silver Lake Partners and Instinet’s current management team to provide hedge funds, pension funds, and other institutional investors with even higher value-added trading technologies and order execution services by utilizing it’s more advanced execution technologies. The acquisition price was ¥148,405 million ($1,262 million), which was paid in cash in February 2007.

The results of operations and cash flows associated with Instinet for two months from February 1 to March 31, 2007 are included in Nomura’s consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed balance sheet of Instinet at February 1, 2007, is as follows:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥64,104	$545
Loans and receivables	40,409	344
Collateralized agreements	24,598	209
Office buildings, land, equipment and facilities	4,211	36
Intangible assets(1)	49,609	422
Others	3,708	31
Goodwill(2)	69,090	588

Total assets	¥255,729	$2,175

Liabilities:
Short-term borrowings	¥4,130	$35
Collateralized financing	21,385	182
Others	81,809	696

Total liabilities	107,324	913

Net assets	148,405	1,262
Acquisition cost	¥148,405	$1,262

(1)	The breakdown of intangible assets is as followings.

Intangible assets subject to amortization, including customer relationships and technology related:

¥40,719 million ($346 million), having a weighted-average amortization period of 15 years and a residual value of zero.

Intangible assets not subject to amortization:

¥8,890 million ($76 million)

(2)	Goodwill was recognized on balance sheet of Instinet by the application of Push-down accounting as of February 1, 2007, and is not deductible for tax purposes.

Goodwill related to Instinet is included in Global Markets by operating segment.

Tsubaki Nakashima Co., Ltd. (“Tsubaki Nakashima”)

In March 2007, Nomura purchased a 97% stake in Tsubaki Nakashima, a manufacturer and seller of high-precision ball bearings. The acquisition price was ¥101,572 million ($864 million).

Nomura consolidates Tsubaki Nakashima as of March 31, 2007, reporting its result of operation with three months lag.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed balance sheet of Tsubaki Nakashima at December 31, 2006, is as follows:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥12,586	$107
Loans and receivables	10,813	92
Office buildings, land, equipment and facilities	23,697	202
Intangible assets(1)	36,376	309
Others	37,629	320

Total assets	¥121,101	$1,030

Liabilities:
Others	¥28,767	$244

Total liabilities	28,767	244

Net assets	92,334	786
Minority interests	(2,575)	(22)

Nomura’s portion of net assets	89,759	764
Acquisition cost	101,572	864

Goodwill(2)	¥11,813	$100

(1)	The breakdown of intangible assets is as followings.
Intangible assets subject to amortization, including technology related:
¥36,371 million ($309 million), having a weighted-average amortization period of 20 years and a residual value of zero.
Intangible assets not subject to amortization:
¥5 million ($0 million)
(2)	Goodwill is not deductible for tax purposes.

The following summarized unaudited pro forma financial information assumes the acquisition of shares in Instinet and Tsubaki Nakashima during the year ended March 31, 2006 and 2007 had occurred on April 1, 2005.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2006	2007	2007
Total revenue	¥1,895,354	¥2,143,927	$18,237

Income from continuing operations	¥262,256	¥182,003	$1,548
Basic EPS	137.04	95.49	0.81
Diluted EPS	136.83	95.23	0.81

Net income	¥309,957	¥182,003	$1,548
Basic EPS	161.96	95.49	0.81
Diluted EPS	161.72	95.23	0.81

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Other assets-Other/ Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Other assets-Other:
Securities received as collateral	¥54,351	¥309,571	$2,633
Goodwill and other intangible assets	13,586	177,481	1,510
Deferred tax assets	145,024	156,255	1,329
Investments in equity securities for other than operating purposes	26,775	44,658	380
Other	146,779	181,541	1,544

Total	386,515	869,506	7,396

Other liabilities:
Obligation to return securities received as collateral	¥54,351	¥309,571	$2,633
Accrued income taxes	188,770	27,923	238
Other accrued expenses	290,673	344,274	2,928
Other	87,884	126,714	1,078
Minority interests	20,302	37,040	315

Total	641,980	845,522	7,192

Changes in goodwill, which are included in the consolidated balance sheets in Other assets-Other, are as follows. Goodwill impairment charges are not deductible for tax purposes.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007		2007
Balance at beginning of year	¥7,067	¥11,412		$97
Increase by acquisitions	5,607	79,416	(1)	675
Impairment	(2,045)	—		—
Others	783	451		4

Balance at end of year	¥11,412	¥91,279		$776

(1)	¥67,603 million ($575 million) is related to Instinet. ¥11,813 million ($100 million) is related to Tsubaki Nakashima.

The gross carrying amounts of other intangible assets were ¥3,181 million and ¥87,247 million ($742 million) at March 31, 2006 and 2007, respectively. Accumulated amortization of other intangible assets amounted to ¥1,007 million and ¥1,045 million ($9 million) at March 31, 2006 and 2007, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Borrowings:

Borrowings of Nomura at March 31, 2006 and 2007 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Short-term borrowings(1)(2):
Commercial paper	¥370,598	¥526,164	$4,476
Bank loans	292,859	401,853	3,418
Other(3)	28,302	165,512	1,408

Total	¥691,759	¥1,093,529	$9,302

Long-term borrowings(4):
Long-term loans from banks and other financial institutions(5)	¥746,001	¥1,144,932	$9,739
Bonds and notes issued(6):
Fixed-rate obligations:
Japanese yen denominated	402,659	503,576	4,284
Non-Japanese yen denominated	815	14,570	124
Variable-rate obligations:
Japanese yen denominated	33,718	34,200	290
Non-Japanese yen denominated	180,074	465,509	3,960
Index / Equity linked obligations:
Japanese yen denominated	1,639,876	1,924,191	16,368
Non-Japanese yen denominated	286,846	439,456	3,738

	2,543,988	3,381,502	28,764
Trading balances of secured borrowings	308,610	476,456	4,053

Total	¥3,598,599	¥5,002,890	$42,556

(1)	Include secured borrowings of ¥2,751 million at March 31, 2006 and ¥2,703 million ($23 million) at March 31, 2007.
(2)	Include hybrid financial instruments accounted for at fair value of ¥4,403 million ($37 million) under SFAS 155 at March 31, 2007.
(3)	Include trading balances of secured borrowings of ¥NIL million at March 31, 2006 and ¥17,666 million ($150 million) at March 31, 2007, respectively.
(4)	Include hybrid financial instruments accounted for at fair value of ¥20,545 million ($175 million) under SFAS 155 at March 31, 2007.
(5)	Include secured borrowings of ¥6,761 million at March 31, 2006 and ¥17,524 million ($149 million) at March 31, 2007.
(6)	Include secured borrowings of ¥NIL million at March 31, 2006 and ¥60,887 million ($518 million) at March 31, 2007, respectively.

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes by the special purpose entities to investors. Such bonds and notes are secured

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Debt issued by the Company	¥670,835	¥1,084,873	$9,228
Debt issued by subsidiaries—guaranteed by the Company	2,173,496	2,710,533	23,057
Debt issued by subsidiaries—not guaranteed by the Company(1)	754,268	1,207,484	10,271

Total	¥3,598,599	¥5,002,890	$42,556

(1)	Includes trading balances of secured borrowings.

At March 31, 2006, fixed-rate obligations of long-term borrowings are due between 2006 and 2018 at interest rates ranging from 0.15% to 3.60%. Variable-rate obligations, which are generally based on LIBOR, are due between 2006 and 2023 at interest rates ranging from 0.17% to 5.58%. Index/Equity linked obligations are due between 2006 to 2036 at interest rates ranging from 0.00% to 30.00%.

At March 31, 2007, fixed-rate obligations of long-term borrowings are due between 2007 and 2018 at interest rates ranging from 0.71% to 5.60%. Variable-rate obligations, which are generally based on LIBOR, are due between 2007 and 2023 at interest rates ranging from 0.51% to 5.56%. Index / Equity linked obligations are due between 2007 and 2037 at interest rates ranging from 0.00% to 44.00%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other indexed instruments.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, were as follows:

	March 31
	2006	2007
Short-term borrowings	1.32%	2.19%
Long-term borrowings	0.87%	1.48%
Fixed-rate obligations	0.54%	1.21%
Variable-rate obligations	1.58%	2.48%
Index / Equity linked obligations	0.74%	1.10%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2006 consist of the following(1):

Year ending March 31	Millions of yen
2007	¥219,590
2008	278,934
2009	562,764
2010	351,661
2011	236,430
2012 and thereafter	1,949,220

¥3,598,599

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2007 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2008	¥328,276	$2,792
2009	573,680	4,880
2010	625,488	5,321
2011	216,012	1,838
2012	663,899	5,647
2013 and thereafter	2,595,535	22,078

	¥5,002,890	$42,556

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2006 and 2007, Nomura had unused committed lines of credit amounting to ¥603,856 million and ¥398,685 million ($3,391million), respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen			Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Basic—
Income from continuing operations applicable to common stock	¥94,732	¥256,628	¥175,828	$1,496
Gain on discontinued operations applicable to common stock	—	47,700	—	—

Net income applicable to common stock	¥94,732	¥304,328	¥175,828	$1,496

Weighted average number of shares outstanding	1,941,401,477	1,913,758,941	1,906,011,723

Basic EPS:
Income from continuing operations	¥48.80	¥134.10	¥92.25	$0.78
Gain on discontinued operations	—	24.92	—	—

Net income	¥48.80	¥159.02	¥92.25	$0.78

Diluted—
Income from continuing operations applicable to common stock on which diluted net income per share is calculated	¥94,732	¥256,622	¥175,819	$1,496
Gain on discontinued operations applicable to common stock	—	47,700	—	—

Net income applicable to common stock	¥94,732	¥304,322	¥175,819	$1,496

Weighted average number of shares outstanding used in diluted EPS computations	1,942,517,306	1,916,672,760	1,911,093,936

Diluted EPS:
Income from continuing operations	¥48.77	¥133.89	¥92.00	$0.78
Gain on discontinued operations	—	24.89	—	—

Net income	¥48.77	¥158.78	¥92.00	$0.78

The factor of dilution to income from continuing operations applicable to common stock arises from options to purchase common shares issued by affiliates for the year ended March 31, 2006 and 2007, which would decrease in the Company’s equity in earnings of the affiliates. The factor of dilution to weighted average number

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of shares outstanding came from only options to purchase common shares including nonvested stock units for the years ended March 31, 2005, 2006 and 2007, respectively.

There were options to purchase 5,970,000, 1,885,000 and 1,816,000 common shares at March 31, 2005, 2006 and 2007, respectively, which were not included in the computation of diluted EPS because of an antidilutive effect.

12. Employee benefit plans:

Nomura provides various severance benefits and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Incremental effect of applying SFAS 158 on individual line items in the consolidated balance sheets as of March 31, 2007, is as follows:

	Millions of yen
	Before application of SFAS 158	Adjustments	After application of SFAS 158
Investments in and advances to affiliated companies	¥442,554	¥(1,018)	¥441,536
Other assets—other	859,784	9,722	869,506
Total Assets	35,864,670	8,704	35,873,374
Other liabilities	821,025	24,497	845,522
Total liabilities	33,662,958	24,497	33,687,455
Accumulated other comprehensive (loss) income	22,406	(15,793)	6,613
Total shareholders’ equity	2,201,712	(15,793)	2,185,919
Total liabilities and shareholders’ equity	35,864,670	8,704	35,873,374

	Translation into millions of U.S. dollars
	Before application of SFAS 158	Adjustments	After application of SFAS 158
Investments in and advances to affiliated companies	$3,765	$(9)	$3,756
Other assets—other	7,313	83	7,396
Total Assets	305,075	74	305,149
Other liabilities	6,984	208	7,192
Total liabilities	286,347	208	286,555
Accumulated other comprehensive (loss) income	190	(134)	56
Total shareholders’ equity	18,728	(134)	18,594
Total liabilities and shareholders’ equity	305,075	74	305,149

Defined benefit pension plans—

The Company and certain subsidiaries other than private equity investees in Japan (the “Japanese entities”) have contributory, funded benefit pension plans for their employees who meet eligibility requirements. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retirement based on the combination of years of service, age at the retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason of retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plan. Under the plan, employees with at least two years of service are in general entitled to lump-sum payments at the termination of employment. The benefits under the plans are calculated based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

Effective October 1, 2005, the Japanese entities revised their personnel systems including employment categories and positions. In accordance with the revision, certain Japanese entities revised the regulation of severance benefits and pension plans. The impact of the revision was calculated as prior service cost of ¥1,379 million and such amount was appropriately reflected on the consolidated financial statements for the year ended March 31, 2006.

Certain private equity investees operate defined benefit and defined contribution plans primarily in Japan covering certain employees (“private equity entities’ plans”). These plans are not significant.

Substantially all overseas subsidiaries have various local defined benefit plans or defined contribution pension plans covering certain employees. These plans are not significant.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans include the following components. Nomura’s measurement date is December 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Service cost	¥8,134	¥7,940	¥8,857	$75
Interest cost	3,750	4,342	4,729	40
Expected return on plan assets	(2,993)	(3,147)	(3,909)	(33)
Amortization of net actuarial losses	4,243	3,184	1,401	12
Amortization of prior service cost	356	163	84	1

Net periodic benefit cost	¥13,490	¥12,482	¥11,162	$95

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets and a summary of the funded status:

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2006	2007	2007
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥207,048	¥225,509	$1,918
Service cost	7,940	8,857	75
Interest cost	4,342	4,729	40
Actuarial loss	12,028	2,997	26
Benefits paid	(7,154)	(7,029)	(59)
Prior service cost	1,379	—	—
Other	(74)	(75)	(1)

Benefit obligation at end of year	225,509	234,988	1,999

Change in plan assets:
Fair value of plan assets at beginning of year	121,217	150,561	1,281
Actual return on plan assets	29,176	5,187	44
Employer contributions	5,535	8,443	72
Benefits paid	(5,367)	(5,568)	(48)

Fair value of plan assets at end of year	150,561	158,623	1,349

Funded status at end of year	(74,948)	(76,365)	(650)
Unrecognized net actuarial loss	44,762	—	—
Unrecognized prior service cost	1,337	—	—

Amounts recognized in the consolidated balance sheets(1)	(28,849)	(76,365)	(650)

Intangible asset	(1,337)	—	—
Minimum pension liability adjustment	(20,228)	—	—

Amounts recognized in the consolidated balance sheets	¥(50,414)	¥(76,365)	$(650)

(1)	Effective March 31, 2007, under SFAS 158, unrecognized net actuarial loss and unrecognized prior service cost are recognized as an assets or liability in the consolidated balance sheets.

Nomura recognized a liability for pension benefits for its private equity entities’ plans amounting to ¥7,215 million and ¥6,763 million ($58 million) at March 31, 2006 and at March 31, 2007, respectively. Nomura also recognized a liability for pension benefits for other plans amounting to ¥7,412 million and ¥7,280 million ($62 million) at March 31, 2006 and at March 31, 2007, respectively.

The accumulated benefit obligation for Japanese entities’ plans was ¥200,736 million and ¥210,238 million ($1,788 million) as of March 31, 2006 and 2007, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2006 and 2007 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2006	2007	2007
Plans with ABO in excess of plan assets:
PBO	¥225,509	¥234,988	$1,999
ABO	200,736	210,238	1,788
Fair value of plan assets	150,561	158,623	1,349
Plans with PBO in excess of plan assets:
PBO	225,509	234,988	1,999
ABO	200,736	210,238	1,788
Fair value of plan assets	150,561	158,623	1,349

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ended March 31
	2007	2007
Net actuarial loss	¥45,081	$383
Net prior service cost	1,253	11

Total	¥46,334	$394

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ending March 31
	2008	2008
Net actuarial loss	¥1,452	$12
Net prior service cost	84	1

Total	¥1,536	$13

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2006	2007
Discount rate	2.1%	2.1%
Rate of increase in compensation levels	3.6%	3.7%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2005	2006	2007
Discount rate	1.8%	2.1%	2.1%
Rate of increase in compensation levels	4.0%	4.0%	3.6%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2006	2007
Equity securities	60.0%	57.4%
Debt securities	35.8%	36.3%
Other	4.2%	6.3%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese entities’ plans, the target of strategic allocation is principally 53.0% equity securities, 38.4% debt securities and 8.6% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flows

Nomura expects to contribute approximately ¥8,623 million ($73 million) to Japanese entities’ plans in the year ending March 31, 2008 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2008	¥7,701	$66
2009	7,402	63
2010	8,254	70
2011	8,971	76
2012	9,273	79
2013-2017	50,820	432

Defined contribution pension plans—

In addition to the defined benefit pension plans, the Company, Nomura Securities Co., Ltd., and other Japanese and non-Japanese entities have defined contribution pension plans.

Nomura contributed ¥763 million, ¥788 million and ¥858 million ($7 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2005, 2006, and 2007, respectively.

The contributions to the overseas defined contribution pension plans were ¥2,621 million, ¥3,020 million and ¥3,946 million ($34 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capital cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The net postretirement benefit costs, which are equivalent to the required contribution, amounted to ¥4,643 million, ¥4,905 million and ¥5,356 million ($46 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

13. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance, to recruit talented staff and to link a portion of compensation to the Company’s stock price, namely of “A-plan” and “B-plan”. The A-plan generally consists of stock option plans, and the B-plan consists of stock units plans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock option plans (A-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several stock option plans for employees (directors, executive officers and certain employees). These stock options vest and are exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate—estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average grant date fair value of options granted during the years ended March 31, 2005, 2006 and 2007 was ¥459, ¥381 and ¥485 ($4) per share, respectively. The weighted-average assumptions used for the years are as follows:

	Year ended March 31
	2005	2006	2007
Expected volatility	43.51%	42.44%	36.48%
Expected dividends yield	1.03%	1.80%	1.58%
Expected lives (in years)	7	7	6
Risk-free interest rate	1.21%	0.87%	1.68%

Activity related to these stock option plans (A-plan) is set forth below:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding at March 31, 2004	5,390,394	¥1,820	4.8
Granted	1,634,000	1,616
Exercised	—	—
Repurchased	—	—
Forfeited	(116,000)	1,698
Expired	(938,394)	2,305

Outstanding at March 31, 2005	5,970,000	1,690	5.2
Granted	1,763,000	1,415
Exercised	(463,000)	1,724
Repurchased	—	—
Forfeited	(103,000)	1,618
Expired	—	—

Outstanding at March 31, 2006	7,167,000	1,620	4.7
Granted	1,832,000	2,210
Exercised	(1,425,000)	1,696
Repurchased	—	—
Forfeited	(47,000)	1,714
Expired	—	—

Outstanding at March 31, 2007	7,527,000	¥1,746	4.4

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of options exercised during the years ended March 31, 2005, 2006 and 2007 was ¥nil, ¥273 million, ¥1,087 million ($9 million). The aggregate intrinsic value of options outstanding at March 31, 2007 was ¥5,315 million ($45 million).

The following table details the distribution of the options at March 31, 2007:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥2,210	1,816,000	¥2,210	6.3	—	¥—
¥1,801	1,296,000	1,801	2.3	1,296,000	1,801
¥1,626	1,407,000	1,626	3.3	1,407,000	1,626
¥1,613	1,296,000	1,613	4.3	1,296,000	1,613
¥1,413	1,712,000	1,413	5.3	—	—

Total	7,527,000	¥1,746	4.4	3,999,000	¥1,679

At March 31, 2005, 2006, and 2007, options exercisable were 2,164,000, 3,835,000, and 3,999,000, respectively.

Stock unit plans (B-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock unit plans for employees (directors, executive officers and certain employees). These stock unit vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. The exercise price is a nominal ¥1 per share.

Activity related to these stock unit plans (B-plan) is set forth below:

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding at March 31, 2004	—	—
Granted	1,363,000	1,619
Exercised	—	—
Repurchased	—	—
Forfeited	(9,000)	1,619
Expired	—	—

Outstanding at March 31, 2005	1,354,000	1,619
Granted	2,568,000	1,362
Exercised	—	—
Repurchased	—	—
Forfeited	(110,000)	1,374
Expired	—	—

Outstanding at March 31, 2006	3,812,000	1,453
Granted	4,065,600	2,415
Exercised	(780,000)	1,619
Repurchased	—	—
Forfeited	(629,100)	2,074
Expired	—	—

Outstanding at March 31, 2007	6,468,500	1,978

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2007, there was ¥4,758 million of total unrecognized compensation cost related to stock unit plans. Such cost is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of shares vested during the years ended March 31, 2005, 2006 and 2007 was ¥nil million, ¥nil million, and ¥2,897 million ($25 million), respectively.

Total stock-based compensation expense included in net income for the years ended March 31, 2005, 2006 and 2007 was ¥1,870 million, ¥3,388 million, and ¥6,525 million ($56 million), respectively. Total related tax benefit recognized in earnings for stock-based compensation expense for the years ended March 31, 2005, 2006, and 2007 was ¥nil million, ¥nil million, and ¥335 million ($3 million), respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations. Cash received from exercise of the stock-based compensation plans during the year ended March 31, 2007 was ¥2,418 million and tax benefit realized from exercise of the stock options was ¥nil million.

Subsequent events

On April 25, 2007, the Company has issued stock acquisition rights of common stock pursuant to stock unit plans (B-plan) for foreign subsidiaries directors and certain employees. Total number of stock acquisition rights to be issued is 46,903 for the acquisition of 4,690,300 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and are exercisable two years after the grant date, and expire seven years after the grant date.

On June 21, 2007, the Company has issued stock acquisition rights of common stock pursuant to stock units plans (B-plan) for directors, executive officers and certain employees. Total number of stock acquisition rights to be issued is 12,044 for the acquisition of 1,204,400 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and are exercisable two years after the grant date, and expire seven years after the grant date.

On July 12, 2007, Group Executive Management Committee of the Company has approved the issuance of stock acquisition rights of common stock pursuant to stock option plans (A-plan) for the Company and its domestic and foreign subsidiaries directors, executive officers and certain employees and stock unit plans (B-plan) for foreign subsidiary directors, executive officers and certain employees. Total number of stock acquisition rights to be issued is 47,063 for the acquisition of 4,706,300 shares. The exercise price is the amount that is equal to 1.05 times the higher of either the average of the daily closing prices of the common stock of the Company in regular trading at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights, or the closing price on the issue date (A-plan) and nominal ¥1 per share (B-plan). The stock acquisition rights may not be exercised for two years subsequent to the determination of the details of the stock acquisition right (A-plan) and the grant date (B-plan), and expire seven years after the grant date.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Current:
Domestic	¥105,044	¥206,234	¥150,876	$1,283
Foreign	(651)	6,278	(4,690)	(40)

	104,393	212,512	146,186	1,243

Deferred:
Domestic	(25,605)	(8,332)	(14,874)	(126)
Foreign	31,315	(15,208)	14,618	124

	5,710	(23,540)	(256)	(2)

Total	¥110,103	¥188,972	¥145,930	$1,241

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic statutory tax rate is approximately 41%.

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

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2005	2006	2007
Normal effective statutory tax rate	41.0%	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	19.9	12.3	11.6
Non-deductible expenses	1.6	3.5	2.1
Non-taxable revenue	(2.8)	(5.6)	(3.8)
Tax effect of undistributed earnings of foreign subsidiaries	0.8	2.1	0.2
Different tax rate applicable to income (loss) of foreign subsidiaries	3.3	2.1	0.6
Tax benefit related to loss of subsidiaries	(9.4)	(10.5)	(8.0)
Domestic tax reduction related to IT investment	(0.4)	(0.8)	0.0
Others	(0.2)	(1.7)	1.7

Effective tax rate	53.8%	42.4%	45.4%

The net deferred tax assets of ¥145,024 million and ¥156,255 million ($1,329 million) included in Other assets—Other in the consolidated balance sheets at March 31, 2006 and 2007, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥34,063 million and ¥76,052 million

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

($647 million) included in Other liabilities in the consolidated balance sheets at March 31, 2006 and 2007, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥12,534	¥10,408	$89
Investments in subsidiaries and affiliates	110,363	129,598	1,102
Valuation of financial instruments	132,012	199,920	1,701
Accrued pension and severance costs	42,234	54,733	466
Other accrued expenses and provisions	44,084	56,105	477
Operating losses	136,320	143,479	1,220
Others	3,007	2,711	23

Gross deferred tax assets	480,554	596,954	5,078
Less—Valuation allowance	(231,726)	(280,207)	(2,384)

Total deferred tax assets	248,828	316,747	2,694

Deferred tax liabilities
Investments in subsidiaries and affiliates	50,277	72,348	615
Valuation of financial instruments	81,998	116,655	992
Valuation of fixed assets	5,100	44,980	383
Others	492	2,561	22

Total deferred tax liabilities	137,867	236,544	2,012

Net deferred tax assets	¥110,961	¥80,203	$682

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets are shown below:

	Millions of yen						Translation into millions of U.S. dollars
	Year ended March 31
	2005		2006		2007		2007
Balance at beginning of year	¥120,798		¥165,730		¥231,726		$1,971
Net change during the year	44,932	(1)	65,996	(2)	48,481	(3)	413

Balance at end of year	¥165,730		¥231,726		¥280,207		$2,384

(1)	Includes ¥42,442 million related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S. subsidiaries and the allowance for deferred tax assets previously recorded in certain European subsidiaries. The allowance for deferred tax assets is determined based on a review of future realizable value on certain private equity investments in Europe.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Includes ¥35,440 million related to foreign subsidiaries, which is mainly due to the allowance for deferred tax assets previously recorded on certain private equity investments in certain European subsidiaries, and ¥26,793 million related to the Company, which is due to the allowance for deferred tax assets on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.
(3)	Includes ¥40,956 million ($348 million) related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S subsidiaries and the allowance for deferred tax assets previously recorded on certain European subsidiaries. These allowances for deferred tax assets are determined based on a review of future realizable value.

At March 31, 2007, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥ 161,121 million ($1,371 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

At March 31, 2007, Nomura has net operating loss carryforwards, for income tax purposes, of ¥426,715 million ($3,630 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥117,309 million ($998 million), which can be carried forward indefinitely, expire as follows: 2008 through 2014—¥75,570 million ($643 million), 2015 and thereafter—¥233,836 million ($1,989 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom and U.S. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the Consolidated Financial Statements. Tax reserves have been established, which Nomura believes to be adequate with regards to the potential for additional exposure. Nomura believes that the resolution of tax matters is not expected to have a material effect on its financial condition but could have an impact on its effective tax rate in any one particular period.

15. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2005	2006	2007
Number of shares outstanding at beginning of year	1,941,656,029	1,941,261,889	1,904,864,196

Common stock held in treasury:
Repurchases of common stock	(319,226)	(36,595,661)	(89,517)
Sales of common stock	96,645	8,389	9,412
Common stock issued to employees	—	496,000	2,172,000
Other net change in treasury stock	(171,559)	(306,421)	93,780

Shares outstanding at end of year	1,941,261,889	1,904,864,196	1,907,049,871

The amounts available for dividends and acquisition of treasury stock are subject to the restrictions under the Corporation law of Japan (On May 1, 2006, the Corporation law of Japan became effective, which reformed and replaced the Commercial Code of Japan.). Additional paid-in capital and retained earnings include legal reserves not included into the amounts available for dividends and acquisition of treasury stock under the Corporation law of Japan. The amounts available for dividends and acquisition of treasury stock which are based on the amount recorded in the Company’s unconsolidated books of account maintained in accordance with accounting principles

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and practices prevailing in Japan, amounted to ¥1,030,741 million ($8,768 million) at March 31, 2007. The U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated books of account have no effect on the determination of the amounts available for dividends and acquisition of treasury stock under the Corporation law of Japan.

Retained earnings include Nomura’s equity in undistributed earnings of investees accounted for by the equity method in the amount of ¥64,017 million ($545 million) at March 31, 2007.

Dividends on common stock per share were ¥20 for the year ended March 31, 2005, ¥48 for the year ended March 31, 2006 and ¥44 ($0.37) for the year ended March 31, 2007.

The board of directors approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan on May 18, 2005, as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion, (d) the share buyback will run from May 19, 2005, to June 23, 2005. Under this repurchase program, the Company repurchased 25 million shares of common stock at a cost of ¥33,827 million.

The board of directors approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan on June 28, 2005 as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion and (d) the share buyback will run from July 1, 2005, to September 16, 2005. Under this repurchase program, the Company repurchased 11.5 million shares of common stock at a cost of ¥15,508 million.

Change in Common stock held in treasury includes change in shares issued to employees under stock-based compensation plans, shares sold to investors by adding-to-holdings requests from them holding shares less than one standard trading unit, and shares acquired from investors holding shares less than one standard trading unit. Common stock held in treasury also includes 1,140 thousand shares, or ¥2,252 million ($19 million), held by affiliated companies at March 31, 2007.

16. Regulatory requirements:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt securities and borrowings) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2006 and 2007, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2006 and 2007, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥251,308 million and ¥341,173 million ($2,902 million) and equities with a market value of ¥124,098 million and ¥29,842 million ($254 million), respectively, which were either included in Trading assets on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission. The subsidiary is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $500,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2006 and 2007, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

Nomura Europe Holdings plc (NEHS) group is regulated under consolidated supervision by the Financial Services Authority in the United Kingdom. Various banking and broker/dealer subsidiaries of the group are regulated on a stand alone basis by their appropriate local regulator. This regulation may impose minimum capital adequacy requirements and limits on exposures to other members of the Company. At March 31, 2006 and 2007 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

Financial Services Agency requires financial conglomerates to maintain 100% net capital over the required capital on consolidated basis under “the Guideline for Financial Conglomerate Supervision”, which was established in June 2005. As of March 31, 2007, the Company was in compliance with the minimum capital requirement.

17. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd., Nomura Research Institute, Ltd., Nomura Land and Building Co., Ltd. and Fortress Investment Group LLC.

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

At March 31, 2007, Nomura’s ownership of JAFCO was 26.0% and the unamortized balance of equity method goodwill arising from JAFCO was ¥23,717 million ($202 million) at March 31, 2007.

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

During the year ended March 31, 2003, Nomura acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2004, Nomura acquired an additional 17.2% equity interest in NRI.

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 million of its shares from Nomura in November 2005 at a value of ¥44,000 million.

At March 31, 2007, Nomura’s ownership of NRI was 36.8% and the unamortized balance of equity method goodwill arising from NRI was ¥50,963 million ($434 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB has owned certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 18. Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of real estate properties previously leased to Nomura.

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party.

In October 2006, Nomura Real Estate Holdings, Inc. (“NREH”) which is a subsidiary of NLB, completed an initial public offering and issued 36 million shares of common stock to third parties at an underwriting price of 3,332 yen per share and listed the shares on the First Section of the Tokyo Stock Exchange. Since the price of capital paid in per share exceeded NLB’s carrying amount per share of NREH stock, NLB recognized a gain from the offering based on its ownership of NREH shares and from the offering for sale of the 11 million NREH shares held by NLB. Nomura recognized its share of this gain in the consolidated statement of income for the year ended March 31, 2007.

At March 31, 2007, Nomura’s ownership of NLB was 38.6% and the unamortized balance of equity method goodwill arising from NLB was ¥1,480 million ($13 million).

Fortress Investment Group LLC (“Fortress”)—

Fortress is a global alternative asset manager. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles.

In January 2007, Nomura acquired Class A shares of Fortress for approximately $888 million, representing 15% of voting interests. On February 8, 2007, Fortress announced its initial public offering of 34,286,000 Class A shares priced at $18.50 per share. Fortress also granted the underwriters an option to purchase up to an additional 5,142,900 Class A shares. In accordance with EITF 03-16, “Accounting for Investments in Limited Liability Companies,” the investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method as prescribed by EITF Topic No.D-46, “Accounting for Limited Partnership Investments”.

Fortress’s shares began trading on February 9, 2007, on the New York Stock Exchange. Since the price of capital paid in per share exceeded Nomura’s carrying amount per share of Fortress stock, Nomura recognized a gain from changes in equity of Fortress, in the consolidated statement of income during the year ended March 31, 2007.

At March 31, 2007, Nomura owned a 13.5% of voting interests of Fortress and the unamortized balance of equity method goodwill arising from Fortress was approximately ¥90 billion ($0.8 billion).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary Financial Information—

A summary of financial information for JAFCO, NRI and NLB is as follows (unaudited):

	Millions of yen			Translation into millions of U.S. dollars
	March 31
		2006	2007	2007
Total assets		¥1,250,175	¥1,526,405	$12,984
Total liabilities		832,794	972,574	8,273

	Year ended March 31
	2005	2006	2007	2007
Net Revenues	¥517,008	¥525,328	¥605,075	$5,147
Non-interest expenses	415,166	377,947	383,439	3,262
Net income	57,968	84,285	147,186	1,252

A summary of financial information for Fortress is as follows (unaudited):

	Millions of yen			Translation into millions of U.S. dollars
	March 31
		2006(1)	2007(1)	2007
Total assets		¥1,393,657	¥2,795,728	$23,781
Total liabilities		1,379,148	2,781,382	23,659

	Year ended March 31
	2005(1)	2006(1)	2007(1)	2007
Net Revenues	¥122,241	¥364,977	¥780,016	$6,635
Non-interest expenses	18,433	40,289	65,260	555
Net income	12,309	21,834	51,804	441

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2004, 2005 and 2006, respectively. Nomura will record its share of Fortress’s earnings on the equity basis on a three months lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for the lease transactions with NLB, which are disclosed in Note 18, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Investments in affiliated companies	¥223,912	¥441,515	$3,756
Advances to affiliated companies	¥—	¥21	$0

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Revenues	¥1,129	¥372	¥7,403	$63
Non-interest expenses	28,442	28,995	38,078	324
Purchase of software and tangible assets	34,313	54,145	68,563	583

The aggregate carrying amount and market value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2006	2007		2007
Carrying amount	¥193,615	¥310,682		$2,643
Market value	342,208	487,724	(1)	4,149

(1)	The lock up reserve is deducted from the market value of Fortress shares.

Equity in earnings of equity-method investees, including those mentioned above, amounted to ¥9,081 million, ¥29,595 million and ¥53,367 million ($454 million) for the years ended March 31, 2005, 2006, and 2007, respectively. Equity in earnings of equity-method investees are included in Revenue—Other in the consolidated statement of income. Dividends from equity-method investees for the years ended March 31, 2005, 2006, and 2007 were ¥1,665 million, ¥2,900 million and ¥3,044 million ($26 million), respectively.

18. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking/financing activities, Nomura provides to counterparties through subsidiaries, commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura committs to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Commitments to extend credit	¥294,902	¥204,167	$1,737
Commitments to invest in partnerships	33,760	213,623	$1,817

At March 31, 2007, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥204,167	¥83,026	¥85,387	¥35,754	¥—
Commitments to invest in partnerships	213,623	130,462	17,638	1,015	64,508

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$1,737	$706	$727	$304	$—
Commitments to invest in partnerships	1,817	1,110	150	8	549

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, consulting and outsourcing, advertising, and computer and telecommunications maintenance agreements amounted to ¥11,520 million as of March 31, 2006 and ¥12,464 million ($106 million) as of March 31, 2007.

Nomura has commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥3,432 billion for resale agreements and ¥5,659 billion for repurchase agreements at March 31, 2006 and ¥3,251 billion ($28 billion) for resale agreements and ¥5,788 billion ($49 billion) for repurchase agreements at March 31, 2007.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to/from financial institutions. Under these arrangements, Nomura undertakes obligations to return debt and equity securities borrowed without collateral of ¥898 billion and ¥843 billion ($7 billion) at March 31, 2006 and 2007 respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2005, 2006 and 2007 were ¥32,528 million, ¥29,329 million and ¥33,731 million ($287 million), respectively. A substantial portion of such rentals (through July 31, 2004) was paid to NLB, an affiliated company. Also, see Note 17 Affiliated companies and other equity-method investees.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2005	2006	2007	2007
Lease deposits	¥6,099	¥5,493	¥7,768	$66
Rent paid during the year	8,952	3,174	3,549	30

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2007:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2007
2008	¥1,861	$16
2009	1,595	14
2010	1,252	11
2011	951	8
2012	635	4
2013 and thereafter	795	7

Total minimum lease payments	7,089	60
Less: Amount representing interest	(1)	0

Present value of minimum lease payments	¥7,088	$60

Office buildings, land, equipment and facilities in the consolidated balance sheet include capital leases in the amount of ¥5,471 million and ¥6,886 million ($59 million) at March 31, 2006 and 2007, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2007:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2007
2008	¥12,217	$104
2009	10,566	90
2010	8,444	72
2011	6,711	57
2012	5,676	48
2013 and thereafter	19,531	166

Total minimum lease payments	63,145	537
Less: Sublease rental income	(21,926)	(186)

Net minimum lease payments	¥41,219	$351

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

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On November 30, 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings, Inc., NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB is pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On October 5, 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. Nomura believes that the claim is wholly without merit and it shall continue vigorously to defend it.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2005, the German bank WestLB AG (“WestLB”) issued High court proceedings in England against NIP (the “Claim”). Details of the Claim were only made known to NIP in December 2006. The Claim relates to the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group, which led to the creation of the BoxClever group (“BoxClever”) in June 2000. The merger was financed by WestLB who provided a loan facility to BoxClever to purchase the relevant Thorn and Granada businesses. In September 2003, BoxClever ran into financial difficulties and was placed into administrative receivership. WestLB is bringing a claim in tort in connection with the merger in 2000 and NIP’s compilation and provision of information and projections regarding the financial strength of Thorn and the future performance of BoxClever. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million, being the loss West LB claims to have suffered following the failure of the BoxClever group. Nomura believes that the Claim is without merit and it shall vigorously defend it.

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

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2006		2007
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥782,586	¥25,401,478	¥972,547	¥49,618,605	$8,273	$422,070
Standby letters of credit and other guarantees	56	6,993	1,373	18,509	12	157

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2007:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥972,547	¥49,618,605	¥6,653,133	¥8,723,439	¥19,197,844	¥15,044,189
Standby letters of credit and other guarantees(1)	1,373	18,509	13,984	2,296	1,807	422

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2007.

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$8,273	$422,070	$56,594	$74,204	$163,302	$127,970
Standby letters of credit and other guarantees	12	157	119	19	15	4

19. Segment and geographic information:

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

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2005
Non-interest revenue	¥301,464	¥170,667	¥73,271	¥20,910	¥47,056	¥21,247	¥634,615
Net interest revenue	2,903	72,420	2,174	(13,572)	1,937	8,505	74,367

Net revenue	304,367	243,087	75,445	7,338	48,993	29,752	708,982
Non-interest expenses	223,200	182,901	46,231	10,370	39,005	19,693	521,400

Income (loss) before income taxes	¥81,167	¥60,186	¥29,214	¥(3,032)	¥9,988	¥10,059	¥187,582

Year ended March 31, 2006
Non-interest revenue	¥442,981	¥327,716	¥98,087	¥80,402	¥63,030	¥669	¥1,012,885
Net interest revenue	3,554	43,392	1,579	(12,158)	2,813	7,734	46,914

Net revenue	446,535	371,108	99,666	68,244	65,843	8,403	1,059,799
Non-interest expenses	249,330	213,387	48,127	12,809	45,220	38,934	607,807

Income (loss) before income taxes	¥197,205	¥157,721	¥51,539	¥55,435	¥20,623	¥(30,531)	¥451,992

Year ended March 31, 2007
Non-interest revenue	¥434,701	¥285,088	¥97,427	¥77,325	¥87,241	¥52,298	¥1,034,080
Net interest revenue	5,417	4,940	1,760	(12,356)	2,865	21,040	23,666

Net revenue	440,118	290,028	99,187	64,969	90,106	73,338	1,057,746
Non-interest expenses	279,253	231,222	54,783	12,153	53,649	49,397	680,457

Income before income taxes	¥160,865	¥58,806	¥44,404	¥52,816	¥36,457	¥23,941	¥377,289

	Translation into millions of U.S. dollars
Year ended March 31, 2007
Non-interest revenue	$3,698	$2,425	$829	$657	$742	$445	$8,796
Net interest revenue	46	42	15	(105)	24	179	201

Net revenue	3,744	2,467	844	552	766	624	8,997
Non-interest expenses	2,376	1,967	466	103	456	420	5,788

Income before income taxes	$1,368	$500	$378	$449	$310	$204	$3,209

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Net loss on trading related to economic hedging transactions	¥(9,687)	¥(64,761)	¥(38,383)	$(326)
Realized gain on investments in equity securities held for operating purposes	6,950	8,382	18,129	154
Equity in earnings of affiliates	7,271	27,842	53,169	452
Corporate items	4,519	(7,443)	(11,111)	(94)
Others	1,006	5,449	2,137	18

Total	¥10,059	¥(30,531)	¥23,941	$204

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income from continuing operations before income taxes in the consolidated income statements.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006		2007	2007
Net revenue	¥708,982	¥1,059,799		¥1,057,746	$8,997
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,364	59,320		(38,232)	(325)
Effect of consolidation/deconsolidation of private equity investee companies	81,844	26,531	(1)	71,587	609

Consolidated net revenue	¥799,190	¥1,145,650		¥1,091,101	$9,281

Non-interest expenses	¥521,400	¥607,807		¥680,457	$5,788
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—		—	—
Effect of consolidation/deconsolidation of private equity investee companies	72,955	92,243		88,886	756

Consolidated non-interest expenses	¥594,355	¥700,050		¥769,343	$6,544

Income before income taxes	¥187,582	¥451,992		¥377,289	$3,209
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,364	59,320		(38,232)	(325)
Effect of consolidation/deconsolidation of private equity investee companies	8,889	(65,712	)(1)	(17,299)	(147)

Consolidated income from continuing operations before income taxes	¥204,835	¥445,600		¥321,758	$2,737

(1)	Includes the negative impact arising from classification of gain on disposal of discontinued operations of ¥74,852 million.

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

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Net revenue(1):
Americas	¥65,026	¥95,938	¥99,476	$846
Europe	54,974	59,690	96,507	821
Asia and Oceania	17,275	26,804	24,906	212

Sub-total	137,275	182,432	220,889	1,879
Japan	661,915	963,218	870,212	7,402

Consolidated	¥799,190	¥1,145,650	¥1,091,101	$9,281

Income (loss) from continuing operations before income taxes(1)(2) :
Americas	¥(7,929)	¥6,581	¥(38,876)	$(331)
Europe	(18,701)	(26,605)	17,042	145
Asia and Oceania	2,729	7,141	2,922	25

Sub-total	(23,901)	(12,883)	(18,912)	(161)
Japan	228,736	458,483	340,670	2,898

Consolidated	¥204,835	¥445,600	¥321,758	$2,737

	March 31
	2005	2006	2007	2007
Long-lived assets(1):
Americas	¥8,020	¥10,607	¥134,200	$1,142
Europe	46,487	53,869	66,586	566
Asia and Oceania	4,373	5,903	7,962	68

Sub-total	58,880	70,379	208,748	1,776
Japan	283,350	275,997	394,838	3,359

Consolidated	¥342,230	¥346,376	¥603,586	$5,135

(1)	Certain reclassifications of previously reported amounts, including below (2), have been made to conform to the current year presentation.
(2)	In the year ended March 31, 2006, the methodologies have been changed used in preparing Income from continuing operations before income taxes by geographic area from revenues-and-expenses-from-external-customers-basis to including-intersegment-revenues-and-expenses-basis.

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2005, 2006 and 2007.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of

Nomura Land and Building Co., Ltd.

We have audited the accompanying consolidated balance sheet of Nomura Land and Building Co., Ltd. (the “Company”) as of March 31, 2007 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Land and Building Co., Ltd. at March 31, 2007 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The accompanying consolidated balance sheet of Nomura Land and Building Co., Ltd. as of March 31, 2006, and related consolidated statements of income, retained earnings and cash flows for the two years then ended were not audited by us in accordance with auditing standards generally accepted in the United States and, accordingly, we do not express an opinion on them in accordance with auditing standards generally accepted in the United States.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

July 12, 2007

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
	(unaudited)
ASSETS
Current assets:
Cash and deposits	¥50,680	¥34,545	$294
Notes and accounts receivable-trade	7,416	9,474	81
Securities	—	13,105	111
Inventories	340,701	427,927	3,640
Equity investments	41,570	77,945	663
Deferred tax assets	11,933	12,615	107
Other	25,137	26,127	222
Allowance for doubtful accounts	(80)	(73)	(1)

Total current assets	477,360	601,666	5,118

Non-current assets:
Tangible fixed assets
Buildings and structures (net of accumulated depreciation of ¥66,488 million in 2006 and ¥67,475 million ($574 million) in 2007)	80,426	88,288	751
Land	75,531	93,277	793
Construction in progress	4,556	761	6
Others (net of accumulated depreciation of ¥5,866 million in 2006 and ¥6,290 million ($54 million) in 2007)	3,774	4,101	35

Total tangible fixed assets	164,289	186,429	1,586

Intangible fixed assets (net of accumulated amortization)	2,473	2,730	23
Investments and other assets:
Investment securities	68,773	85,465	727
Long-term guarantee money deposited	29,522	28,220	240
Deferred tax assets	11,921	12,161	103
Other	8,526	6,250	53
Allowance for doubtful accounts	(54)	(70)	(1)

Total investments and other assets	118,689	132,026	1,123

Total non-current assets	285,452	321,186	2,732

Total assets	762,813	922,853	7,850

LIABILITIES
Current liabilities:
Accounts payable-trade	40,616	39,221	334
Short-term borrowings	121,050	76,615	652
Bonds payable due within one year	100	—	—
Accrued income taxes	9,562	29,799	253
Deferred tax liabilities	284	185	2
Deposits received	68,747	60,298	513
Accrued bonuses	3,328	3,694	31
Accrued bonuses to directors and statutory auditors	496	585	5
Allowance for losses on withdrawal from business	745	627	5
Other	39,633	44,669	380

Total current liabilities	284,566	255,697	2,175

Non-current liabilities:
Bonds	5,500	—	—
Long-term borrowings	329,388	335,969	2,858
Guarantee money received	27,774	36,180	308
Deferred tax liabilities	14,028	18,640	159
Deferred tax liabilities on land revaluation	3,930	3,904	33
Accrued pension and severance costs	9,203	10,767	92
Accrued retirement benefits for directors and statutory auditors	1,420	215	2
Allowance for losses from subleasing business	5,880	3,812	32
Other	4,374	5,071	43

Total non-current liabilities	401,499	414,562	3,526

Total liabilities	¥686,065	¥670,260	$5,701

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
	(unaudited)
MINORITY INTERESTS
Minority interests:
Minority interests	¥4,948	¥—	$—

SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Common stock	1,015	—	—
Retained earnings	40,072	—	—
Variance of land revaluation	(131)	—	—
Unrealized gain on other securities	31,831	—	—
Cumulative translation adjustments	(516)	—	—
Common stock held in treasury	(471)	—	—

Total shareholders’ equity	71,798	—	—

Total liabilities, minority interests and shareholders’ equity	762,813	—	—

NET ASSETS
Net assets:
Shareholders’ equity
Common stock	—	1,015	9
Retained earnings	—	141,139	1,201
Common stock held in treasury	—	(467)	(4)

Total shareholders’ equity	—	141,686	1,205

Valuation and translation adjustments
Unrealized gain on other securities	—	34,421	293
Deferred hedge loss	—	(11)	(0)
Variance of land revaluation	—	(205)	(2)
Cumulative translation adjustments	—	(483)	(4)

Total valuation and translation adjustments.	—	33,720	287

Minority interests	—	77,185	657

Total net assets	—	252,593	2,149

Total liabilities and net assets	¥—	¥922,853	$7,850

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
	(unaudited)	(unaudited)
Sales	¥361,152	¥358,313	¥375,380	$3,193
Cost of sales	265,730	255,066	261,227	2,222

Gross profit on sales	95,421	103,246	114,153	971

Selling, general and administrative expenses	55,416	56,142	57,636	490

Operating income	40,005	47,104	56,517	481

Other revenues:
Non-operating revenues
Interest income	68	105	413	4
Dividend income	710	353	833	7
Equity in earnings	1,394	1,330	543	5
Foreign exchange gain	—	654	—	—
Other	910	588	759	6

	3,084	3,031	2,550	22

Gain on sales of investment securities	67,639	2,113	94	1
Gain on assets valuation due to demerger	12,752	—	—	—
Gain on sales of investments in subsidiaries	—	375	25,623	218
Gain from changes in equity	—	296	66,485	566
Indeminification for damages received	—	310	—	—
Reversal of allowance for loss from sublease business	—	—	1,290	11
Other	1,474	62	—	—

	84,950	6,189	96,044	817

Other expenses:
Non-operating expenses
Interest expenses	4,565	5,514	6,946	59
Loss allocated from silent partnerships	103	865	—	—
Other	1,194	1,998	2,016	17

	5,863	8,378	8,963	76

Loss on sales of fixed assets	1,607	8	4	0
Loss on disposal of fixed assets	35	66	119	1
Impairment loss on fixed assets	—	8,756	—	—
Loss on devaluation of inventories	5,071	—	869	7
Loss on sales of investment securities	239	—	345	3
Loss on devaluation of investment securities	1,561	—	9	0
Loss on assets valuation due to demerger	17,179	—	—	—
Loss on withdrawal from business	8,384	1,177	—	—
Loss from subleasing business	—	9,784	—	—
Other	1,547	3,024	—	—

	41,490	31,196	10,311	88

Income before income taxes and minority interests	83,464	22,097	142,250	1,210

Income tax expense-current	34,033	11,956	36,206	308
Income tax expense-deferred	(6,000)	(4,265)	(42)	(0)

	28,032	7,691	36,164	308

Minority interest	(21)	(1,108)	4,999	43

Net income	¥55,453	¥15,514	¥101,085	$860

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen	Translation into millions of U.S. dollars
	Year ended March 31
	2007	2007
Shareholders’ equity
Common stock
Balance at beginning of year	¥1,015	$9

Balance at end of year	1,015	9

Retained earnings
Balance at beginning of year	40,072	341
Appropriation of surplus(1)	(81)	(1)
Payments of bonuses to directors and statutory auditors(1)	(10)	(0)
Net income	101,085	860
Decrease due to increase in consolidated subsidiaries	(1)	(0)
Reversal of variance of land revaluation	73	1

Total amount of change during the year	101,067	860

Balance at end of year	141,139	1,201

Common stock held in treasury
Balance at beginning of year	(471)	(4)
Disposal of treasury stock	3	0

Balance at end of year	(467)	(4)

Total shareholders’ equity
Balance at beginning of year	40,615	345
Change during the year (net)	101,071	860

Balance at end of year	141,686	1,205

Valuation and translation adjustments
Unrealized gain on other securities
Balance at beginning of year	31,831	271
Change during the year (net)	2,590	22

Balance at end of year	34,421	293

Deferred hedge loss
Balance at beginning of year	—	—
Change during the year (net)	(11)	(0)

Balance at end of year	(11)	(0)

Variance of land revaluation
Balance at beginning of year	(131)	(1)
Change during the year (net)	(74)	(1)

Balance at end of year	(205)	(2)

Cumulative translation adjustments
Balance at beginning of year	(516)	(4)
Change during the year (net)	33	0

Balance at end of year	(483)	(4)

Total valuation and translation adjustments
Balance at beginning of year	31,183	265
Change during the year (net)	2,537	22

Balance at end of year	33,720	287

Minority interests
Balance at beginning of year	4,948	42
Change during the year (net)	72,237	614

Balance at end of year	77,185	657

Total net assets
Balance at beginning of year	76,747	653
Change during the year (net)	175,846	1,496

Balance at end of year	¥252,593	$2,149

(1)	These appropriations of retained earnings were approved at the general meeting of shareholders held in June 2006.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen
	Year ended March 31
	2005	2006
	(unaudited)	(unaudited)
Balance at beginning of year	¥(7,358)	¥24,648
Increase in retained earnings during the year
Net income	55,453	15,514
Reversal of variance of land revaluation	892	422

	56,346	15,937

Decrease in retained earnings during the year
Cash dividends	(81)	(81)
Directors’ and statutory auditors’ bonuses	(239)	(433)
Decrease due to investments in-kind	(23,160)	—
Decrease due to decrease in affiliates accounted for by the equity method	(857)	—

	(24,339)	(514)

Balance at end of year	¥24,648	¥40,072

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
	(unaudited)	(unaudited)
Cash flows from operating activities:
Income before income taxes and minority interests	¥83,464	¥22,097	¥142,250	$1,210
Depreciation and amortization	5,833	6,224	5,453	46
Impairment loss on fixed assets	—	8,756	—	—
Equity in earnings	(1,394)	(1,330)	(543)	(5)
Increase (decrease) in allowance for doubtful accounts	168	(211)	10	0
Increase in accurued pension and severance costs	2,961	946	1,563	13
(Decrease) increase in allowance for losses on withdrawal from business	7,257	(61)	(117)	(1)
(Decrease) increase in allowance for losses from subleasing business	—	5,880	(2,067)	(18)
Interest and dividend income	(779)	(458)	(1,247)	(11)
Interest expenses	4,565	5,514	6,946	59
Loss on sales of fixed assets	1,607	8	4	0
Gain on sales of investment securities	(67,399)	(2,113)	(94)	(1)
Loss on sales of investment securities	—	—	345	3
Loss on devaluation of investment securities	1,561	—	—	—
Loss on assets valuation due to demerger	4,427	—	—	—
Gain on sales of investments in subsidiaries	—	—	(25,623)	(218)
Gain from changes in equity	—	—	(66,485)	(566)
(Increase) decrease in notes and accounts receivable-trade	8,456	2,544	(2,032)	(17)
Increase in inventories	(64,714)	(86,025)	(87,203)	(742)
Increase in equity investments	(6,134)	(25,665)	(36,374)	(309)
(Decrease) increase in accounts payable-trade	10,246	(10,447)	(1,401)	(12)
Decrease in deposits received	(2,353)	(8,305)	(7,552)	(64)
Payments of directors’ and statutory auditors’ bonuses	(239)	(449)	(10)	(0)
Other	5,647	841	8,722	74

Subtotal	(6,817)	(82,255)	(65,458)	(557)

Interest and dividends received	1,063	1,919	2,293	20
Interest paid	(4,959)	(5,261)	(6,788)	(58)
Income tax paid	(8,414)	(33,832)	(15,939)	(136)

Net cash used in operating activities	(19,128)	(119,429)	(85,892)	(731)

Cash flows from investing activities:
Payments for purchase of securities	—	—	(12,968)	(110)
Payments for purchase of fixed assets	(25,076)	(12,662)	(27,735)	(236)
Proceeds from sales of fixed assets	3,694	2,757	151	1
Payments for purchase of investment securities	—	(910)	(9,196)	(78)
Proceeds from sales of investment securities	24,251	7,269	476	4
Proceeds from sales of investments in subsidiaries	—	—	36,656	312
Payments for loans	(263)	(5,038)	(234)	(2)
Proceeds from collection of loans	2,228	1,188	285	2
Repayment for guarantee money received	(5,068)	(5,305)	(3,294)	(28)
Proceeds from guarantee money received	3,927	1,613	10,800	92
Payment for guarantee money deposited	(2,414)	(2,507)	(524)	(4)
Collection of guarantee money deposited	2,933	5,502	1,795	15
Other	(1,236)	(4,082)	(2,675)	(23)

Net cash (used in) provided by investing activities	2,973	(12,175)	(6,465)	(55)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	32,230	(4,103)	(40,700)	(346)
Increase in long-term borrowings	90,316	184,720	78,268	666
Decrease in long-term borrowings	(82,814)	(61,728)	(75,421)	(642)
Proceeds from the issuance of bonds	—	5,570	—	—
Payments for the repayment of bonds	—	(400)	(5,600)	(48)
Proceeds from issuance of stocks to minority shareholders	130	1,062	119,476	1,016
Payments for cash dividends	(81)	(81)	(81)	(1)
Payments for cash dividends to minority shareholders	(6)	(6)	(28)	(0)
Other	—	—	(0)	(0)

Net cash provided by financing activities	39,773	125,033	75,913	646

Effect of exchange rate changes on cash and cash equivalents	60	170	221	2
Net (decrease) increase in cash and cash equivalents	23,678	(6,402)	(16,223)	(138)
Cash and cash equivalents at beginning of the year	33,609	57,288	50,886	433
Decrease in cash and cash equivalents due to change in scope of consolidation	—	—	(4)	(0)

Cash and cash equivalents at end of year	¥57,288	¥50,886	¥34,657	295

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

1. Summary of accounting policies:

Basis of preparation—

The accompanying consolidated financial statements of Nomura Land and Buildings Co., Ltd. (the “Company”) and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States of America. The consolidated financial statements are compiled from consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan and filed with the Tokyo Stock Exchange for public disclosure purposes.

In addition, the notes to the consolidated financial statements include information which may not be required under Japanese GAAP but is presented herein as additional information.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been rounded off. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

Unaudited financial information—

The unaudited consolidated financial statements as of March 31, 2006 and for the years ended March 31, 2005 and 2006 have been prepared in accordance with Japanese GAAP. These financial statements were prepared on the same basis as the consolidated financial statements as of March 31, 2007 and for the year then ended, and in the opinion of management, reflect all adjustments and accruals considered necessary to fairly present the Company’s consolidated financial position, results of operations, and cash flows.

Principles of consolidation—

The accompanying consolidated financial statements include the accounts of the Company and the subsidiaries that it controls directly or indirectly. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation. The Company and other entities in which it has a controlling financial interest are collectively referred to as “NLB”.

Use of estimates—

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The actual results could differ from those estimates.

Standards for the translation of major foreign currency assets or liabilities into Japanese yen—

Monetary claims and obligations denominated in foreign currencies are translated into Japanese yen at the spot exchange rate as of the consolidated balance sheet date and the translation differences are accounted for as profits/losses. Assets and liabilities of overseas subsidiaries are translated into Japanese yen at the spot exchange rate as of the balance sheet date of the subsidiaries, profits and losses of overseas subsidiaries are translated into Japanese yen at the average exchange rate for the period, and translation differences are reported as Cumulative transaction adjustments in the Shareholder’s equity section at March 31, 2006 and in Net assets section at March 31, 2007 in the consolidated balance sheets.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Scope of cash and cash equivalents in the consolidated statements of cash flow—

Cash and cash equivalents within the consolidated statements of cash flow include cash at hand, demand deposits and short-term investments that are easily converted into cash, with little risk of fluctuation in value and reach maturity within 3 months from acquisition.

Securities—

Securities held to maturity are evaluated using the amortized cost method (straight-line method).

Other securities with market value are stated at fair value at the balance sheet date (net unrealized gain/loss are included in the Shareholders’ equity section at March 31, 2005 and 2006, and in the Net assets section at March 31, 2007), and sales cost is calculated by the moving average method. Other securities without market value are stated at cost using the moving average method or evaluated using the amortized cost method.

Derivatives—

NLB enters into derivative transactions in order to hedge risks associated with future fluctuations in interest rates and foreign exchange and will not engage in transactions of speculative nature. Derivatives are stated at fair value.

The mark to market gains or losses on hedging instruments have been deferred until realization of the hedged item. Certain exceptional treatments are permitted under Japanese GAAP. When an interest rate swap contract or an interest rate cap is used to hedge future fluctuation of interest rates, the net amount paid or received under the interest rate swap contract or the option premium of the interest rate cap is added to or deducted from interest income/expense. Also, when a forward foreign exchange contract is used as a hedge and meets certain criteria, the future transaction denominated in a foreign currency may be recorded using the contracted forward rate.

Hedging instruments are interest rate swaps, interest rate caps, foreign currency swaps, and forward foreign exchange contract. Hedged items are borrowings, loans, bonds and securities.

In accordance with NLB’s internal rules, the hedging instruments are utilized to reduce the risks related to foreign exchange market and interest rate market fluctuations.

The cash flow fluctuations of the hedged items or the cumulative fair value change of the hedged items are compared with the cash flow fluctuations of the hedging instruments or the cumulative fair value change of the hedging instruments, respectively, and the effectiveness of the hedging activities are tested.

For interest rate swaps and interest rate caps, which meet the criteria for the above mentioned exceptional accounting, the test is omitted.

Inventories—

Inventories are primarily stated at cost based on the identified cost method (the amounts presented in the consolidated balance sheets are calculated by the book value markdown method based on the decline in profitability).

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Tangible fixed assets—

Tangible fixed assets are depreciated primarily using the straight-line method.

The estimated useful lives are generally as followed:

Buildings and structures	2 to 65 years

Intangible fixed assets—

Intangible fixed assets are depreciated using the straight-line method.

For internal-use software, amortization is based on the estimated useful life of 5 years.

Goodwill is usually amortized over specified period within 20 years, however one time amortization is performed on goodwill since its amount is minimal.

Accounting method of significant lease transactions—

Finance lease transactions that do not transfer ownership to the lessees are accounted for as operating leases.

Allowance for doubtful accounts—

In order to prepare for possible losses from receivables, loans, etc., an allowance is provided based on historical loan loss experience for claims to general debtors. For certain doubtful accounts, allowance is provided for the estimated uncollectible amount, based on the collectability of individual claims.

Accrued bonuses—

In order to provide for the payment of employees’ bonuses, allowance is made based on the estimated payment amount.

Accrued bonuses to directors and statutory auditors—

In order to provide for the payment of directors’ and statutory auditors’ bonuses at the consolidated subsidiaries, an allowance is made based on the estimated payment amount from the year ended March 31, 2006.

Accrued pension and severance costs—

In order to provide for the payment of employees’ pension and severance, an allowance is made based on the amount of the projected benefit obligation and fair value of the pension plan assets at the end of the year.

Moreover actuarial differences are to be charged to expenses from the following fiscal year on a proportional basis over period of 10 years which is within the average remaining service years of the employee when incurred.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Accrued retirement benefits for directors and statutory auditors—

In order to provide for the payment of retirement benefits to directors and statutory auditors, an allowance is made for the payment required at the end of the year in accordance with internal rules.

Certain consolidated subsidiaries resolved to make lump sum payments of retirement benefits as a result from the abolition of the retirement benefits plan for directors and statutory auditors at the general meeting of shareholders held in June 2006. As a result, such consolidated subsidiaries reversed the accrued retirement benefits for directors and statutory auditors and included them in Current Liabilities—Other in the consolidated balance sheets.

Allowance for losses on withdrawal from business—

The estimated amount of loss on the withdrawal from business is recorded.

Allowance for losses from subleasing business—

In order to provide for subleasing losses on sublease properties with a likelihood of losses in the future, allowance is made for the projected loss amount for the following fiscal years from the year ended March 31, 2006.

Consumption taxes, etc—

Amounts are recorded without consumption and local consumption taxes. However, non-deductible consumption taxes relating to fixed assets, etc. are recorded in Investments and other assets—other in the consolidated balance sheets and amortized over 5 years, those relating to land as inventory are included in acquisition costs, and all others are charged to expenses during the year they are incurred.

Revenue recognition—

Revenue from sales of housing and other properties, one of the major revenues, is recognized when delivered and accepted by customers.

Legal reserve and dividends—

The Corporation Law of Japan requires that an amount equal to at least 10% of distributions of capital surplus and retained earnings be appropriated as legal reserves, which are included in additional paid-in capital and retained earnings, until they reach 25% of stated capital.

Additional paid-in capital and retained earnings less legal reserves and certain adjustments thereto may be available for dividends by a resolution of the general meeting of shareholders.

The consolidated statements of shareholders’ equity and retained earnings are prepared based on the dividends approved in each fiscal year.

Changes in accounting policies and presentation—

Under Japanese GAAP, certain prior year presentations are not generally reclassified to conform to the current year presentation in case of a change in accounting policies and/or presentation.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

From the year ended March 31, 2006, NLB adopted the Accounting Standards for the Impairment of Fixed Assets, “Opinion Concerning the Establishment of Accounting Standards for the Impairment of Fixed Assets” (Business Accounting Council, August 9, 2002) and the “Guidance of Accounting Standard for the Impairment of Fixed Assets” (Accounting Standards Board of Japan (“ASBJ”), Guidance No. 6, October 31, 2003). As a result, Income before income taxes and minority interests for the year ended March 31, 2006 decreased by ¥8,756 million. Effects on segment information are indicated in the corresponding sections. The cumulative amount of impairment losses has been directly deducted from each asset class.

Prior to April 1, 2005, losses arising from the subleasing business were recognized as subleasing losses over the period of the subleasing agreements. However, from the year ended March 31, 2006, NLB changed its accounting policy to recognize estimated losses when it determines certain subleasing properties are not profitable. This change in accounting policy was due to NLB’s decision to make broad reforms, including the cancellation of certain subleasing agreements, in lights of the current situation in which NLB was required to recognize subleasing losses as a result of the drastic decline in markets from the time of conclusion of the subleasing agreements and the unfavorable market conditions; and also to further improve the financial soundness of NLB. As a result of this change, Income before income taxes and minority interests for the year ended March 31, 2006 decreased by ¥5,880 million compared to the previous method.

Prior to April 1, 2005, directors’ and statutory auditors’ bonuses for consolidated subsidiaries were accounted for as appropriation of retained earnings at the time of resolution of the general meeting of shareholders. Beginning from the year ended March 31, 2006, in accordance with the “Tentative treatment of accounting for Directors’ and statutory auditors’ bonuses” (Practical Solution Report No. 13 of the ASBJ, March 9, 2004), NLB changed its accounting policy to charge those bonuses to expense during the period such bonuses are related. As a result, Operating income and Income before income taxes and minority interests for the year ended March 31, 2006 decreased by ¥496 million compared to the previous method.

NLB has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) from the year ended March 31, 2007. As a result, NLB reflects this new presentation, formerly in the Shareholders’ Equity section, in the Net Assets section of the consolidated balance sheet. The amount corresponding to the total of shareholders’ equity as of March 31, 2007 is ¥175,419 million ($1,492 million).

NLB adopted “Accounting Standard for Directors’ Bonuses (ASBJ Statement No. 4, November 29, 2005) from the year ended March 31, 2007. As a result, Operating income and Income before income taxes and minority interests for the year ended March 31, 2007 decreased by ¥40 million ($0 million) compared to the previous method.

NLB early adopted “Accounting Standard for Measurement of Inventories” (ASBJ Statement No. 9, July 5, 2006) for the year ended March 31, 2007, which mandates the application of the lower of costs or market method. As a result, Income before income taxes and minority interests for the year ended March 31, 2007 decreased by ¥869 million ($7 million). Effects on segment information are indicated in the corresponding sections.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Changes in methods of presentation—

Securities, which had been included in Current Assets—Other in the consolidated balance sheet until the previous year, were separated out as of March 31, 2007, since it exceeded 1/100 of total amount of assets. Securities were ¥205 million ($2 million) as of March 31, 2006.

Foreign exchange gain, ¥191 million ($2 million) for the year ended March 31, 2007, which had been separated out until the year ended March 31, 2006, was included in Other revenues—Non-operating revenues—Other in the consolidated statements of income, since it fell to below 10/100 of the total amount of non-operating revenue.

Loss allocated from silent partnerships of ¥887 million ($8 million) for the year ended March 31, 2007, which had been separated out until the year ended March 31, 2006, was included in Other expenses—Non-operating expenses—Other in the consolidated statements of income, since it fell to below 10/100 of the total non-operating expenses.

Evaluation of assets and liabilities of the consolidated subsidiaries—

Assets and liabilities of the consolidated subsidiaries are stated at fair value as of the acquisition date, including the portion of minority shareholders.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥117.56 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Notes to the consolidated balance sheets:

Investments in non-consolidated subsidiaries and affiliated companies—

Investments in non-consolidated subsidiaries and affiliated companies are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Investment securities (stock)	¥34,379	¥34,039	$290
Investments and other assets—Others (equity)	1,472	1,269	11

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Assets pledged as collateral and borrowings secured by collateral—

Assets pledged as collateral and borrowings secured by collateral are as follows:

Assets pledged as collateral and borrowings secured by collateral

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Assets pledged as collateral
Tangible fixed assets—others	¥31	¥31	$0

Borrowings secured by collateral
Short-term borrowings	4	2	0
Long-term borrowings	2	—	—

Total of borrowings secured by collateral	¥7	¥2	$0

Assets pledged as collateral for limited recourse loans and borrowings secured by collateral

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Assets pledged as collateral
Inventories	¥55,791	¥51,847	$441
Land	—	15,559	132
Tangible fixed assets—others	—	574	5

Total	55,791	67,981	578

Borrowings secured by collateral(*)
Short-term borrowings	3,071	1,015	9
Long-term borrowings	27,294	40,052	341

Total	¥30,365	¥41,067	$349

(Note)

1.	For the year ended March 31,2006, the obligations are related to NRE1, Ltd., NPS Investment, Ltd., UN Residential Development, Ltd., AS Sprout, Ltd., and UN Properties One, Ltd. The repayments of debt were non-recourse and limited to assets held by these companies including the above collateralized assets.

Nibancho Development Special Purpose Company pursuant to Article 112 of the Law Concerning Asset Liquidation (Law No. 105, 1998) has pledged its assets as general collateral for its ¥5,600 million Specified Bond and the repayments of debt were limited to these assets.

2.	For the year ended March 31, 2007, the obligations are related to NPS Investment, Ltd., Nile Investment, Ltd., Midousuji Mirai Development, LLC, UN Residential Development, Ltd., Kaihin Makuhari Development, LLC, and Yamabukicho Development, Ltd. The repayments of debt were non-recourse and limited to assets held by the these companies including the collateralized assets.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Insurance coverage on the fire insurance and machinery insurance on the machinery and facilities were as follows:

For the year ended March 31, 2006, the insurance coverage, ¥84 million, has been pledged for the short-term borrowing of ¥4 million and long-term borrowing of ¥2 million.

For the year ended March 31, 2007, the insurance coverage, ¥84 million ($1 million), has been pledged for the short-term borrowing of ¥2 million ($0 million).

¥2 million ($0 million) of cash and deposits have been pledged for accounts payable.

Contingent liabilities—

NLB provides guarantees for borrowings from financial institutions to the following customers, etc.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Borrower
Mortgage loan customers	¥41,423	¥44,411	$378
Coproprietors of EBS Building	1,245	1,187	10
Wiener Entwicklungsgesellschaft fur den Donauraum AG	462	—	—

Total	¥43,131	¥45,598	$388

Revaluation of land used for business—

Nomura Real Estate Development Co., Ltd., which is a domestic consolidated subsidiary, revalued its land used for business pursuant to the Law Concerning Revaluation of Land (Law No. 34, effective March 31, 1998). The related income taxes to the revaluation difference have been accounted for as Non-current liabilities—Deferred tax liabilities on land revaluation in the consolidated balance sheets and the difference net of taxes has been accounted for as Variance of land revaluation in Shareholders’ equity section as of March 31, 2006 and in Net assets section as of March 31, 2007.

The revaluation was performed with reasonable adjustments made on the tax base for property taxes as prescribed in Article 2, item 3 of the Ordinance Implementing the Law Concerning Revaluation of Land (Government Ordinance No. 119, effective March 31, 1998).

Revaluation was performed effective March 31, 2002.

Differences between the fair value of the land revalued at March 31, 2002 and the book value of the land subsequent to the revaluation were ¥3,179 million and ¥4,098 million ($35 million) as of March 31, 2006 and 2007, respectively.

Others—

Nomura Real Estate Development Co., Ltd., which is a domestic consolidated subsidiary of the Company, entrusted a block of rental condominiums developed for sale to a trust bank and assigned its beneficiary rights to Home Property Investors, Ltd., SPC, on December 20, 2005.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

However as Nomura Real Estate Development Co., Ltd. has retained equity holdings in Tokumei kumiai (silent partnerships), in amounts exceeding 5% of the transferred value to Home Property Investors, Ltd., and consequently the risks and economic benefit of the assets were not considered to have been assigned in its entirety to other parties through the SPC. Therefore, the transaction has been accounted for as a financing transaction in accordance with the “Practical Principles Concerning Accounting Treatment of Assignor in Liquidation of Real Property Using Special Purpose Companies” (July 31, 2000) for the year ended March 31, 2006.

As a result, the related assets have not been treated as sales but included in the consolidated balance sheets, while liabilities of ¥1,094 million were recorded in Current liabilities—Other in the consolidated balance sheets.

The book value of these assets (Inventories) as of March 31, 2006 was ¥769 million.

4. Notes to the consolidated statements of income:

Selling, general and administrative expenses—

The major components and amounts of selling, general and administrative expenses are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Employee salaries and allowances	¥16,463	¥17,327	¥18,262	$155
Advertisement expenses	13,026	12,645	11,944	102
Provisions for reserve for bonuses	2,683	2,823	3,198	27
Retirement benefits expenses	2,201	2,290	1,899	16
Provisions for reserve for directors’ and statutory auditors’ bonuses	—	—	570	5
Provisions for allowance for doubtful accounts	10	26	17	0
Other	21,030	21,029	21,743	185

Total	¥55,416	¥56,142	¥57,636	$490

Other revenues—

The components of Gain on assets valuation due to demerger for the year ended March 31, 2005 were as follows:

Millions of yen
Buildings and structures	¥1,023
Land	11,284
Leasehold	413
Investment securities	31

Total	¥12,752

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Gain from changes in equity for the year ended March 31, 2007 is primarily from the issuance of shares at market price in connection with the initial public offering of Nomura Real Estate Holdings, Inc., a consolidated subsidiary.

Other expenses—

The components of Loss on sales of fixed assets for the year ended March 31, 2005 were as follows:

Millions of yen
Buildings and structures	¥557
Land	1,037
Others	12

Total	¥1,607

Loss on sales of fixed assets was incurred as a result of sales of golf club membership for the year ended March 31, 2006 and buildings and land for the year ended March 31, 2007.

The components of Loss on disposal of fixed assets for the year ended March 31, 2005 and 2006 were as follows:

	Millions of yen
	2005	2006
Buildings and structures	¥35	¥41
Others	0	25

Total	¥35	¥66

Loss on disposal of fixed assets for the year ended March 31, 2007 was dismantling expense of buildings.

The components of Loss on assets valuation due to demerger for the year ended March 31, 2005 were as follows:

Millions of yen
Buildings and structures	¥4,393
Land	11,000
Leasehold	1,476
Others	309

Total	¥17,179

For the year ended March 31, 2006, NLB recorded impairment losses on fixed assets on the following asset groups:

Location	Main use	Type
Hiroshima-shi, Hiroshima-ken, etc.	Rental assets, Others (15 other locations)	Land and buildings, etc.
Honjo-shi, Saitama-ken	Golf club facility	Land and buildings, etc.
Nasu-gun, Tochigi-ken, etc.	Idle facilities (2 other locations)	Land and buildings, etc.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

NLB has been grouping its assets into the possible smallest units that could generate cash flow independent from the cash flow of other assets and asset groups.

Consequently, for the year ended March 31, 2006, the book value of asset groups whose market value had drastically fallen from their book value and those asset groups whose profitability had drastically deteriorated due to the fall in rental levels and declining market conditions were written off to the collectible amount and the amounts written off (¥8,756 million) were recognized as Impairment loss on fixed assets. The amount consists of ¥4,438 million rental assets and others (of which land/leasehold totaled ¥2,820 million and buildings and structures totaled ¥1,617 million yen), ¥4,027 million golf club facilities (of which land account for ¥ 793 million, building and structures ¥866 million and others ¥2,367 million) and ¥291 million idle facilities (of which land accounted for ¥116 million and buildings and structures ¥174 million).

The collectible amount of each asset group was measured mainly based on its net sale value. The appraisal values determined by real-estate appraisers were mainly used for the net sale value.

5. Notes to consolidated statement of changes in shareholders’ equity:

Authorized number of shares are 6,000 thousand. Classes and total number of shares issued and classes and number of shares of treasury stock for the year ended March 31, 2007 are as follows:

	Thousand shares
	Number of shares at March 31, 2006	Increase in number of shares for the year	Decrease in number of shares for the year	Number of shares at March 31, 2007
Shares issued
Common stock	2,030	—	—	2,030
Treasury stock
Common stock(*)	43	—	0	43

(Note)	The decrease in the number of shares of common stock in treasury is due to the decrease in the number of NLB’s shares held by an equity-method affiliate resulting from the decrease in NLB’s equity interest in the equity-method affiliate.

Payment for cash dividends is as follows:

General Meeting of Shareholders held on June 29, 2006

Class of Stock	Total amount of cash dividends	Cash dividends per share	Record date	Effective date
Common Stock	¥81 million	¥40	March 31, 2006	June 29, 2006

Dividends for which record date falls for the year ended March 31, 2007 and the effective date falls in next year is as follows:

General Meeting of Shareholders held on June 29, 2007

Class of Stock	Total amount of cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Common Stock	¥1,096 million	Retained Earnings	¥540	March 31, 2007	June 29, 2007

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

6. Notes to the consolidated statements of cash flows:

The year end balance of cash and cash equivalents and the relationships with the accounts and amounts shown in the consolidated balance sheets are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Cash and deposits	¥56,987	¥50,680	¥34,545	$294
Time deposits whose deposit terms are more than 3 months	—	—	(2)	(0)
Bonds, debentures and investment trusts whose maturities are within 3 months of acquisition	300	205	114	1

Cash and cash equivalents	¥57,288	¥50,886	¥34,657	$295

Major components of assets and liabilities that have decreased as a result of demerger for the year ended March 31, 2005 are as follows:

Millions of yen
Current assets	¥2,042
Non-current assets	88,010

Total assets	90,052

Current liabilities	30,590
Non-current liabilities	48,788

Total liabilities	¥79,379

7. Lease transactions:

Finance lease transactions not entailing the transfer of ownership of lease property to the lessee—

As Lessee

Summary of pro-forma information of acquisition cost, accumulated depreciation, accumulated amount of impairment loss and year end balance in each fiscal year assuming as if finance lease accounting had been applied are as follows:

For the year ended March 31, 2005

	Millions of yen
	Acquisition cost	Accumulated depreciation	Accumulated impairment loss	Year end balance
Buildings and structures	¥132	¥98	¥—	¥33
Others	2,739	1,370	—	1,368

Total	¥2,871	¥1,469	¥—	¥1,402

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

For the year ended March 31, 2006

	Millions of yen
	Acquisition cost	Accumulated depreciation	Accumulated impairment loss	Year end balance
Buildings and structures	¥52	¥36	¥—	¥16
Others	2,917	1,575	11	1,331

Total	¥2,970	¥1,611	¥11	¥1,347

For the year ended March 31, 2007

	Millions of yen
	Acquisition cost	Accumulated depreciation	Accumulated impairment loss	Year end balance
Buildings and structures	¥29	¥20	¥—	¥9
Others	2,593	1,334	7	1,252

Total	¥2,623	¥1,354	¥7	¥1,261

	Translation into millions of U.S. dollars
	Acquisition cost	Accumulated depreciation	Accumulated impairment loss	Year end balance
Buildings and structures	$0	$0	$—	$0
Others	22	11	0	11

Total	$22	$12	$0	$11

(Note)	The acquisition cost was calculated inclusive of interest payable in each fiscal year, since the proportion of the aggregate amounts of future lease payments to the year-end balance of tangible fixed assets was small.

The year-end balance of future lease payments, etc. are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2005	2006	2007	2007
Due within one year	¥551	¥523	¥417	$4
Due in more than one year	850	836	851	7

Total	¥1,402	¥1,359	¥1,268	$11

(Note)

1	Impairment losses on lease assets for the year ended March 31, 2006 and 2007 are ¥11 million and ¥ 7 million ($0 million), respectively.
2	The year-end balance of future lease payments was calculated inclusive of interest payable in each fiscal year, since the proportion of the year-end balance of future lease payments to the year-end balance of tangible fixed assets was small.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Lease payment, reversal of account relating to impairment losses on lease assets, depreciation and amount of impairment losses are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Lease payment	¥650	¥665	¥559	$5
Reversal of account relating to impairment losses on lease assets	—	10	4	0
Depreciation	650	665	559	5
Impairment losses	—	22	—	—

Depreciation was calculated based on the straight-line method over the lease terms as the useful life assuming no residual value.

Operating lease transactions—

As Lessee

Future lease payments are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Due within one year	¥10,735	¥8,237	¥7,903	$67
Due in more than one year	85,232	57,650	46,289	394

Total	¥95,968	¥65,888	¥54,193	$461

As Lessor

Future lease payments are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Due within one year	¥8,356	¥7,603	¥5,910	$50
Due in more than one year	37,175	44,860	30,881	263

Total	¥45,532	¥52,464	¥36,791	$313

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

8. Securities:

Bonds and debentures held to maturity with fair value are as follows:

	Millions of yen						Translation into millions of U.S. dollars
	March 31
	2006			2007			2007
	Amount on the consolidated balance sheet	Fair Value	Difference	Amount on the consolidated balance sheet	Fair Value	Difference	Amount on the consolidated balance sheet	Fair Value	Difference
Bonds and debentures whose fair value exceeds the amount recorded on the consolidated balance sheet
Governmental, municipal bonds, etc	¥—	¥—	¥—	¥4	¥5	¥0	$0	$0	$0
Bonds and debentures whose fair value do not exceed the amount recorded on the consolidated balance sheet
Governmental, municipal bonds, etc	—	—	—	290	286	(3)	2	2	(0)

Total	¥—	¥—	¥—	¥295	¥291	¥(3)	$3	$2	$(0)

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Amounts and fair value of available for sale securities with fair value are as follows:

	Millions of yen						Translation into millions of U.S. dollars
	March 31
	2006			2007			2007
	Acquisition cost	Amount on the consolidated balance sheet	Difference	Acquisition cost	Amount on the consolidated balance sheet	Difference	Acquisition cost	Amount on the consolidated balance sheet	Difference
Amounts recorded on the consolidated balance sheet exceeding their acquisition costs
Equities	¥4,542	¥20,805	¥16,263	¥4,542	¥18,013	¥13,471	$39	$153	$115
Others	6,011	11,488	5,477	35,434	52,532	17,097	301	447	145

Sub-total	10,553	32,293	21,740	39,977	70,546	30,569	340	600	260

Amounts recorded on the consolidated balance sheet not exceeding their acquisition costs
Equities	25	18	(6)	29	17	(11)	0	0	(0)
Others	205	205	—	—	—	—	—	—	—

Sub-total	230	223	(6)	29	17	(11)	0	0	(0)

Total	¥10,784	¥32,517	¥21,733	¥40,006	¥70,564	¥30,557	$340	$600	$260

Other securities sold in each fiscal year are as follows:

Millions of yen
Year ended March 31
2005			2006			2007
Amount sold	Total gain on sales	Total loss on sales	Amount sold	Total gain on sales	Total loss on sales	Amount sold	Total gain on sales	Total loss on sales
¥103,536	¥67,639	¥239	¥1,365	¥1,757	¥—	¥9,123	¥246	¥—

Translation into millions of U.S. dollars
Year ended March 31
2007
Amount sold	Total gain on sales	Total loss on sales
$78	$2	$—

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Major components of securities without fair value are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Other securities
Short-term bonds (“electronic CP”)	¥—	¥12,990	$110
Unlisted stocks	1,248	1,674	14
Unlisted non-Japanese bonds	526	—	—

Equity investments
Preferred investments	—	4,553	39
Investment in Tokumei kumiai (silent partnership)	—	53,030	451

The future redemption amounts of other securities with maturity dates and bonds held to maturity are as follows:

	Millions of yen								Translation into millions of U.S. dollars
	March 31
	2006				2007				2007
	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years
Bonds and debentures
Governmental, municipal bonds, etc.	¥—	¥—	¥—	¥—	¥—	¥290	¥5	¥—	$—	$2	$0	$—
Others	—	—	—	—	13,000	—	—	—	111	—	—	—

Total	¥—	¥—	¥—	¥—	¥13,000	¥290	¥5	¥—	$111	$2	$0	$—

9. Derivative transactions:

Descriptions of transactions—

The derivative transactions consist of interest rate swaps, interest rate caps, foreign currency swaps and forward foreign exchange contracts

NLB enters into interest rate swaps and purchases interest rate caps in order to hedge future rises in financing costs by fixing the interest payments on floating-rate debt. Foreign currency swaps and forward foreign exchange contracts are used to hedge risks associated with foreign exchange fluctuations on foreign-denominated securities.

Hedge accounting is applied to by utilizing derivative transactions.

Gains or losses on derivatives have been deferred until the realization of gains or losses on the hedged item. Certain exceptional treatments are permitted under Japanese GAAP. When an interest rate swap contract or an interest rate cap is used to hedge future fluctuation of interest rates, the net amount paid or received under the interest rate swap contract or the option premium of the interest rate cap is added to or deducted from interest

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007 income/expense. Also, when a forward foreign exchange contract is used as a hedge and meets certain criteria, the future transaction denominated in a foreign currency may be recorded using the contracted forward rate.

Hedging instruments are interest rate swaps, interest rate caps, foreign currency swaps, and forward foreign exchange contracts.

Hedged items are borrowings, loans, bonds and securities.

NLB uses the above hedging instruments in accordance with the internal rules to reduce the risks related to foreign exchange market and interest rate market fluctuations.

The cash flow fluctuations of the hedged items or the cumulative fair value change of the hedged items are compared with the cash flow fluctuations of the hedging instruments or the cumulative fair value change of the hedging instruments respectively and the effectiveness of the hedging activities are tested.

For interest rate swaps and interest rate caps, which meet the criteria for the above mentioned exceptional treatment, the test may be omitted.

Interest rate swaps and interest rate caps entail risks associated with fluctuations in market rates, while risks associated with fluctuations in foreign exchange rates are inherent in foreign currency swaps and forward foreign exchange contracts.

As the counterparties to these derivatives are limited to financial institutions with high credibility, NLB considers there are little credit risks.

Execution and control of derivative transactions are performed in accordance with procedures prescribed in internal rules and with the approval of the officer with an appropriate authority.

Contract amounts pertaining to the market value of transactions are merely indications of the nominal contract amounts of the derivative transaction or the nominal principal amount for calculation purposes only and the amounts in themselves are not indicative of the magnitude of risk associated with the derivative transactions.

Market value of transactions, etc.—

	Millions of yen
	March 31
	2005				2006
	Contract/Notional principal		Market value	Unrealized gain/loss	Contract/Notional principal		Market value	Unrealized gain/loss
	Total	Maturity over one year			Total	Maturity over one year
Transactions other than market transactions
Interest rate swaps
Receive floating-rate / pay fixed-rate	¥2,000	¥—	¥(13)	¥(13)	¥—	¥—	¥—	¥—
Interest rate caps
Bought	4,528	2,700	6	(37)	2,700	2,700	12	(29)

	¥6,528	¥2,700	¥(6)	¥(50)	¥2,700	¥2,700	¥12	¥(29)

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2007
	Contract/Notional principal		Market value	Unrealized gain/loss	Contract/Notional principal		Market value	Unrealized gain/loss
	Total	Maturity over one year			Total	Maturity over one year
Transactions other than market transactions
Interest rate swaps
Receive floating-rate/ pay fixed-rate	¥—	¥—	¥—	¥—	$—	$—	$—	$—
Interest rate caps
Bought	3,284	3,284	0	(3)	28	28	0	(0)

	¥3,284	¥3,284	¥0	¥(3)	$28	$28	$0	$(0)

(Note)

1.	Calculation of market value is based on the price reported by the financial institutions that are the counterparties to the transactions.
2.	Derivative transactions to which hedge accounting is applied are excluded.

10. Retirement benefits

Summary of the retirement benefits plans—

The Company does not have a retirement benefits plan. One of the consolidated subsidiaries has adopted the lump-sum payment plan and the qualified retirement pension plan as defined-benefit type programs and established a retirement benefit trust, while four other companies have adopted the lump-sum payment plan only. Moreover one of the consolidated subsidiaries has adopted the defined-benefit type lump-sum payment plan in addition to establishing a defined contribution pension plan. Furthermore, employees may receive premium severance payment upon their retirement etc.

One consolidated subsidiary has made a transition to the defined contribution pension plan for a portion of its lump-sum payment plan in October 2005.

Benefit obligation and funded status are as follows:

		Millions of yen		Translation into millions of U.S. dollars
		March 31
		2006	2007	2007
A	Projected benefit obligations	¥(20,412)	¥(21,296)	$(181)
B	Plan assets	9,622	8,782	75

C	Funded status (A+B)	(10,789)	(12,514)	(106)
D	Unrecognized net actuarial losses	1,586	1,746	15

E	Accrued pension and severance costs (C + D)	¥(9,203)	¥(10,767)	$(92)

(Note)	Certain consolidated subsidiaries have adopted the short-cut method in calculating the retirement benefit obligations.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Net periodic benefit cost includes the following components:

		Millions of yen			Translation into millions of U.S. dollars
		Year ended March 31
		2005	2006	2007	2007
Retirement benefit expenses		¥2,165	¥2,967	¥2,005	$17
A	Service cost	1,199	1,375	1,274	11
B	Interest cost	392	379	392	3
C	Expected return on plan asset	(213)	(149)	(192)	(2)
D	Expensed amount of net actuarial losses	233	544	378	3
E	Gain/loss on transition from short-cut method to standard method	150	—	—	—
F	Premium severance pay, etc	403	774	53	0
G	Others	—	43	99	1

(Note)

1.	The retirement benefit expenses of the consolidated subsidiaries that have adopted the short-cut method have been recorded under “A Service cost”.
2.	“G Others” refer to the contributions to the defined contribution pension plan.

Basis for calculations of retirement benefit obligations, etc. is as follows:

		March 31
		2006	2007
A	Allocation of expected retirement benefits	Equal amounts are allocated to each term	Equal amounts are allocated to each term
B	Discount rate	2.0%	2.0%
C	Expected rate of return on plan asset	2.0%	2.0%
D	Amortization period of net actuarial losses	Basically 10 years (Actuarial differences are
expensed beginning in the consolidated fiscal year
following the occurrence within a certain number of
years based on the employees’ average residual
		service period at the time of occurrence)

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

11. Income taxes:

Details of deferred tax assets and liabilities are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Deferred tax assets
Unrealized transactions	¥14,374	¥14,709	$125
Loss on devaluation of inventories	6,372	6,786	58
Loss on devaluation of investment securities	3,215	—	—
Loss from subleasing business	3,651	2,810	24
Loss on impairment of assets	886	1,932	16
Accrued pension and severance costs	4,043	4,363	37
Retirement benefit trust assets	1,176	702	6
Accrued bonuses	1,601	1,500	13
Accrued enterprise tax	803	2,370	20
Loss carried forward	2,068	—	—
Others	3,416	4,732	40

Gross deferred tax assets	41,610	39,907	339
Less—Valuation allowance	(9,137)	(8,788)	(75)

Total deferred tax assets	32,472	31,119	265

Deferred tax liabilities
Reserve for advanced depreciation of fixed assets	(11,923)	(11,116)	(95)
Gains on establishment of retirement benefit trust	(868)	(662)	(6)
Net unrealized gains on other securities	(9,406)	(12,992)	(111)
Others	(732)	(398)	(3)

Total deferred tax liabilities	(22,930)	(25,169)	(214)

Net deferred tax assets	¥9,542	¥5,950	$51

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	March 31
	2005	2006	2007
Normal effective statutory tax rate	41.0%	41.0%	41.0%
Impact of:
Unrealized transactions	(12.9)	(3.9)	—
Change in valuation allowance	5.6	(7.1)	1.6
Undistributed profits of subsidiaries and affiliates	—	3.5	—
Equity in earnings	—	—	(0.2)
Gain from changes in equity	—	—	(19.2)
Non-deductible entertainment expense, etc	0.4	1.1	0.2
Others	(0.5)	0.2	2.0

Effective tax rate	33.6%	34.8%	25.4%

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

12. Segment information:

Operating segments—

For the year ended March 31, 2005

	Millions of yen
	Housing	Buildings	Asset management and developments	Brokerage / consignment sales	Other	Total	Elimination and corporate	Consolidation
I. Sales and Operating income/loss
Sales
(1) Sales to outside customers	¥251,535	¥52,942	¥7,592	¥18,224	¥30,856	¥361,152	¥—	¥361,152
(2) Intersegment sales/transfers	389	3,578	604	1,416	1,808	7,796	(7,796)	—

Total	251,925	56,520	8,197	19,641	32,664	368,949	(7,796)	361,152

Operating expenses	228,021	45,890	3,510	14,630	31,620	323,673	(2,526)	321,146

Operating income	¥23,903	¥10,629	¥4,686	¥5,010	¥1,044	¥45,275	¥(5,269)	¥40,005

II. Assets, depreciation and amortization and capital expenditure
Assets	¥174,413	¥196,649	¥132,513	¥22,196	¥51,917	¥577,689	¥71,386	¥649,075
Depreciation and amortization	263	3,986	34	60	1,306	5,651	181	5,833
Capital expenditure	143	16,929	4,460	142	3,269	24,945	131	25,076

For the year ended March 31, 2006

	Millions of yen
	Housing	Buildings	Asset management and development	Brokerage / consignment sales	Other	Total	Elimination and corporate	Consolidation
I. Sales and Operating income/loss
Sales
(1) Sales to outside customers	¥222,319	¥47,925	¥37,299	¥21,415	¥29,354	¥358,313	¥—	¥358,313
(2) Intersegment sales/transfers	198	3,362	471	1,459	2,572	8,064	(8,064)	—

Total	222,517	51,288	37,770	22,874	31,927	366,378	(8,064)	358,313

Operating expenses	200,566	41,860	23,408	17,282	30,554	313,672	(2,462)	311,209

Operating income	¥21,951	¥9,428	¥14,362	¥5,591	¥1,372	¥52,705	¥(5,601)	¥47,104

II. Assets, depreciation and amortization and capital expenditure
Assets	¥197,315	¥193,005	¥227,146	¥37,466	¥27,825	¥682,760	¥80,052	¥762,813
Depreciation and amortization	221	4,478	65	72	1,173	6,011	213	6,224
Impairment losses	2	1,090	—	—	7,663	8,756	—	8,756
Capital expenditure	324	3,669	7,088	282	1,062	12,427	235	12,662

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

For the year ended March 31, 2007

	Millions of yen
	Housing	Buildings	Asset management and development	Brokerage / consignment sales	Other	Total	Elimination and corporate	Consolidation
I. Sales and Operating income/loss
Sales
(1) Sales to outside customers	¥205,365	¥49,901	¥65,600	¥34,485	¥20,028	¥375,380	¥—	¥375,380
(2) Intersegment sales/transfers	585	4,433	772	2,002	342	8,136	(8,136)	—

Total	205,950	54,334	66,372	36,487	20,371	383,517	(8,136)	375,380

Operating expenses	182,323	43,808	47,631	28,099	18,231	320,093	(1,229)	318,863

Operating income	¥23,627	¥10,526	¥18,741	¥8,388	¥2,139	¥63,424	¥(6,906)	¥56,517

II. Assets, depreciation and amortization and capital expenditure
Assets	¥257,183	¥219,053	¥284,549	¥72,530	¥28,449	¥861,767	¥61,086	¥922,853
Depreciation and amortization	212	3,565	116	97	1,248	5,240	213	5,453
Capital expenditure	336	12,467	24,549	218	1,733	39,304	(10,018)	29,285

	Translation into millions of U.S. dollars
	Housing	Buildings	Asset management and development	Brokerage / consignment sales	Other	Total	Elimination and corporate	Consolidation
I. Net Sales and Operating income/loss
Net Sales
(1) Net Sales to outside customers	$1,747	$424	$558	$293	$170	$3,193	$—	$3,193
(2) Intersegment net sales/transfers	5	38	7	17	3	69	(69)	—

Total	1,752	462	565	310	173	3,262	(69)	3,193

Operating expenses	1,551	373	405	239	155	2,723	(10)	2,712

Operating income	$201	$90	$159	$71	$18	$540	$(59)	$481

II. Assets, depreciation and amortization and capital expenditure
Assets	$2,188	$1,863	$2,420	$617	$242	$7,330	$520	$7,850
Depreciation and amortization	2	30	1	1	11	45	2	46
Capital expenditure	3	106	209	2	15	334	(85)	249

(Note)

1.	Businesses segments have been classified according to their business contents

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

2.	Major products and services of each business segments are as follows:

Business segment	Major products
Housing	Sales of condominiums, houses and land, and comprehensive management of condominiums

Buildings	Rental and comprehensive management of office buildings and provision of heating system to specific areas

Asset management and development	Development and sales of real estate for rent and lease, management of real estate investment funds and investment in real estate investment fund

Brokerage/consignment sales	Brokerage, consulting of real estate, agency activities of condominiums sales and houses and insurance agency business

Other	Operating fitness clubs, golf clubs and hotels and construction of special order homes

3.	Operating expenses that are not allocable and included in the elimination and corporate are primarily general and administrative expenses and they were ¥6,179 million, ¥6,143 million and ¥6,172 million ($53 million) for the years ended March 31, 2005, 2006 and 2007, respectively.
4.	The company-wide assets that are included under the elimination and corporate in assets amounted to ¥140,389 million, ¥156,087 million and ¥144,897 million ($1,233 million) for the years ended March 31, 2005, 2006 and 2007, respectively .They were primarily surplus funds (cash, time deposits), long-term investment funds (investment securities), deferred tax assets and assets related to general affairs and administration.
5.	As stated in 1. Summary of accounting policies, “Accounting Standards for Measurement of Inventories” (ASBJ Statement No. 9; July 5, 2006) was adopted from the year ended March 31, 2007. The change for the year ended March 31, 2007 has resulted in a decrease in assets under “Other businesses” segments by ¥869 million ($7 million) as compared with the conventional method.

Geographic information—

Geographic information has been omitted as the proportion of domestic sales to sales and domestic assets to total assets were greater than 90%, respectively.

Overseas sales—

Overseas sales have been omitted as the proportion of overseas sales to consolidated sales was less than 10%.

13. Related party transactions:

Parent company and major corporate shareholders, etc.—

The transactions with Nomura Holdings, Inc. for the year ended March 31, 2005 were as follows:

Details of transaction (millions of yen)
Sales of investment securities(*1)
Sales proceeds	¥18,623 million
Gain on sales	¥7,586 million
Renting buildings(*2)
Operating revenues	¥8,143 million
Non-operating revenues	¥329 million

(Note)

1.	The sales price of investment securities is determined on the basis of market price.
2.	The conditions for facilities rentals are determined in the same way as general business conditions by taking the market prices into account.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Fellow subsidiaries, etc.

The balances and transactions with subsidiaries of Nomura Holdings, Inc. as of March 31, 2005 and for the year ended March 31, 2005 were as follows:

	Nomura Facilities, Inc.	Nomura Global Funding PLC
Details of transaction (millions of yen)
Renting buildings(*1)
Operating revenues	¥2,020	—
Operating expenses	¥64	—
Sales of investment securities(* 2)
Sales proceeds	¥81,214	—
Gain on sales	¥59,070	—
Succession through demerger(* 3)
Assets	¥90,052	—
Liabilities	¥79,379	—
Net assets	¥10,673	—
Borrowing funds(* 4)	—	¥70,000
Interest expenses	—	¥237
Balance at end of year (millions of yen)
Guarantee money deposited	¥21	—
Guarantee money received	¥5,386	—

The balances and transactions with Nomura Facilities, Inc., a subsidiary of Nomura Holdings, Inc., as of March 31, 2006 and for the year ended March 31, 2006 were as follows:

Details of transaction (millions of yen)
Renting buildings(*1)
Operating revenues	¥2,998
Operating expenses	¥59
Balance at end of year (millions of yen)
Guarantee money deposited	¥21
Guarantee money received	¥5,148

The balances and transactions with Nomura Securities Co., Ltd., a subsidiary of Nomura Holdings, Inc., as of March 31, 2007 and for the year ended March 31, 2007 were as follows:

Details of transaction (millions of yen)
Proceeds from sales of subsidiary’s share	¥36,652 ($312 million	)
Gain on sales of subsidiary’s share	¥25,623 ($218 million	)
Purchase of securities(* 2)	¥12,968 ($110 million	)
Balance at end of year (millions of yen)
Securities	¥12,990 ($110 million	)

(Note)

1.	The conditions for facilities rentals are determined in the same way as general business conditions by taking the market prices into account.
2.	The sales price is determined on the basis of market price.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

3.	On August 1, 2004, the Company demerged its real estate rental business intended for the Nomura Group and its facility management business to Nomura Realty Capital Management, Inc. (which changed its trade name to Nomura Facilities, Inc on the same date) in the form of a business succession. The Company adopted the assumed succession of book value method and the above assets and liabilities have been calculated according to procedures similar to closing procedures.
4.	The terms and conditions for the borrowing of funds and interest payment have determined in the same way as general business conditions.

14. Per share data:

	Yen			Translation into U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Net assets per share	¥21,851.06	¥35,923.50	¥88,279.40	$751
Net income per share	27,785.17	7,590.65	50,879.32	433

The diluted earnings per share is not presented because the factor of dilution to average number of shares outstanding do not exist.

The basis for computation of net income per share is shown below.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2005	2006	2007	2007
Net income	¥55,453	¥15,514	¥101,085	$860
Amount not belonging to common shareholders	239	433	—	—
(Directors’ bonuses from appropriation of profits)	239	433	—	—
Net income on common stock	55,213	15,081	101,085	$860
Average number of shares outstanding (thousand shares)	1,987	1,986	1,986	—

15. Subsequent events:

Not applicable

16. Supplementary information:

Bonds and debentures information is as follows:

Name of company	Issue	Issue date	Balance at March 31, 2006 (million yen)	Balance at March 31, 2007		Coupon(%)	Collateral	Redemption date
				(million yen)	(million dollars)
Nibancho Development Special Purpose Company	Second Secured Tokutei Shasai (Specified Bond)	August 26, 2005	¥5,600 (100)	¥—	$—	0.9	Pledged	August 26, 2010

(Note)	The amounts in parentheses are the amounts due within one year.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 (unaudited)

and March 31, 2006 (unaudited) and the year ended March 31, 2007

Borrowing schedule is as follows:

Classification	Balance at March 31, 2006 (million yen)	Balance at March 31, 2007		Average interest rate(%)	Due date
		(million yen)	(million dollars)
Short-term borrowings	¥71,200	¥30,500	$259	0.9	—
Long-term borrowings due within one year	49,850	46,115	392	1.4	—
Long-term borrowings (excluding those due within one year)	329,388	335,969	2,858	1.4	2008 to 2014
Other interest-bearing debt	—	—	—	—	—

Total	¥450,438	¥412,585	$3,510	—	—

(Note)

1.	The weighted average interest rate on the outstanding balance of the loan at the end of the fiscal year has been indicated for the Average interest rate.
2.	Maturity ladder of long-term borrowings (excluding those due within one year) due within five years after the consolidated closing date are as follows.

	Millions of yen
	1-2 years	2-3 years	3-4 years	4-5 years
Long-term borrowings	¥74,241	¥71,233	¥72,529	¥60,129

	Translation into U.S. dollars
	1-2 years	2-3 years	3-4 years	4-5 years
Long-term borrowings	$632	$606	$617	$511

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ NOBUYUKI KOGA
	Name:	Nobuyuki Koga
	Title:	President and Chief Executive Officer

Date: July 12, 2007

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-144112) filed on June 28, 2007) *1

1.2	Share Handling Regulations of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-144112) filed on June 28, 2007)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

1.5	Regulations of the Audit Committee (English translation)

1.6	Regulations of the Compensation Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

2.1	Specimen common stock certificates of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

2.2	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006) *2

8.1	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2004)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report
15.2	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

*1	The proposed amendment to the Articles of Incorporation will take effect on the date on which the following laws become effective, which is currently scheduled to occur in September 2007: (1) the law for amending the Securities and Exchange Law and other financial laws (Act No.65 of 2006), and (2) the law for abolishing and amending the related laws to implement the law for amending the Securities and Exchange Law and other financial laws (Act No.66 of 2006).
*2	Nomura and each of Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika entered into a Liabilities Limitation Agreement, dated June 28, 2006, in the form of this exhibit.