Form 20-F
period 2008-03-31
NOMURA HOLDINGS INC
filed 2008-06-30
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Shuji Muraki, 81-3-5255-1000, 81-3-3274-4496

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of March 31, 2008, 1,906,885,059 shares of Common Stock were outstanding, including 55,608,974 shares represented by 55,608,974 American Depositary Shares.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As used in this annual report, references to “Nomura” are to The Nomura Securities Co., Ltd. when the references relate to the period prior to, and including, September 30, 2001 and to Nomura Holdings, Inc. when the references relate to the period after, and including, October 1, 2001. See “History and Development of the Company” under Item 4.A of this annual report. Also, as used in this annual report, references to “we”, “our” and “us” are to Nomura and, except as the context otherwise requires, its subsidiaries.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following selected financial data as of March 31, 2004, 2005, 2006, 2007 and 2008 and for the years ended March 31, 2004, 2005, 2006, 2007 and 2008 have been derived from our consolidated financial statements included in this annual report and the annual reports for the years ended March 31, 2004, 2005, 2006 and 2007. These financial statements were prepared in accordance with accounting principles generally accepted in the U.S.

You should read the following selected financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” of this annual report and our consolidated financial statements included in this annual report.

	Year Ended March 31
	2004	2005	2006	2007	2008	2008(5)
	(in millions, except per share data)
Income statement data:
Revenue	¥1,045,936	¥1,126,237	¥1,792,840	¥2,049,101	¥1,593,722	$15,961
Interest expense	242,833	327,047	647,190	958,000	806,465	8,077

Net revenue	803,103	799,190	1,145,650	1,091,101	787,257	7,884
Non-interest expenses	520,427	594,355	700,050	769,343	851,845	8,531

Income (loss) from continuing operations before income taxes	282,676	204,835	445,600	321,758	(64,588)	(647)
Income tax expense	110,347	110,103	188,972	145,930	3,259	32

Income (loss) from continuing operations	172,329	94,732	256,628	175,828	(67,847)	(679)
Gain on discontinued operations(1)	—	—	47,700	—	—	—

Net income (loss)	¥172,329	¥94,732	¥304,328	¥175,828	¥(67,847)	$(679)

Balance sheet data (period end):
Total assets	¥29,752,966	¥34,488,853	¥35,026,035	¥35,873,374	¥26,298,798	$263,383
Shareholders’ equity	1,785,688	1,868,429	2,063,327	2,185,919	1,988,124	19,911
Common stock	182,800	182,800	182,800	182,800	182,800	1,831

Per share data:
Income (loss) from continuing operations —basic	¥88.82	¥48.80	¥134.10	¥92.25	¥(35.55)	$(0.36)
Net income (loss)—basic	88.82	48.80	159.02	92.25	(35.55)	(0.36)
Income (loss) from continuing operations —diluted	88.82	48.77	133.89	92.00	(35.57)	(0.36)
Net income (loss)—diluted	88.82	48.77	158.78	92.00	(35.57)	(0.36)
Shareholders’ equity(2)	919.67	962.48	1,083.19	1,146.23	1,042.60	10.44
Cash dividends(2)	15.00	20.00	48.00	44.00	34.00	0.34
Weighted average number of shares outstanding(3) (in thousands)	1,940,116	1,941,401	1,913,759	1,906,012	1,908,399

Return on equity(4):	10.1%	5.2%	15.5%	8.3%	(3.3)%

Notes:

(1)	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.
(2)	Calculated using the number of shares outstanding at year end.
(3)	The number shown is used to calculate basic earnings per common share.
(4)	Calculation method: Net income (loss) divided by average Shareholders’ equity.
(5)	Calculated using the yen-dollar exchange rate of $1.00 = ¥99.85, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. The rate we used for the translations was ¥99.85 equal to $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Year ended March 31,	High	Low	Average*	Year end
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85

Calendar year 2008	High	Low
January	109.70	105.42
February	108.15	104.19
March	103.99	96.88
April	104.56	100.87
May	105.52	103.01
June (through June 27)	108.29	104.41

*	Average rate represents the average of rates available on the last business day of each month during the period.

The noon buying rate for Japanese yen on June 27, 2008 was $1.00 = ¥106.28.

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

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income, equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets, loans and real estate. Fluctuations of the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. This could result in losses due to the decline in value of the bonds we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998, the terrorist attacks in the U.S. on September 11, 2001 or U.S. subprime issues since 2007. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot funds for developing financial investment products and invest seed money to setup and preserve financial investment products. We may incur significant losses from these positions and market fluctuation.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of specific assets can enhance our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, the value of a large inventory for commercial mortgage-backed securities in our U.S. operations has seriously deteriorated after bond investors concurrently exited from the market in August 1998. We may incur substantial losses due to market fluctuations on asset-backed securities such as commercial mortgage-backed securities.

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

Market risk may increase other risks that we face

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

In addition to the above, our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

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

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect the liquidity of such assets, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

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

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the Russian economic crisis in 1998 and the terrorist attacks in the U.S. on September 11, 2001 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

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

•

executing securities, futures, currency or derivative trades that fail to settle at the required time due to default by the counterparty, such as monoline insurers (financial guarantors), or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be damaged if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

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

Competition with commercial banks, commercial bank- owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the underwriting business, corporate advisory services in connection with M&A, and exclusive retail business.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks have been increasing and non-Japanese commercial banks are setting up major securities subsidiaries by acquiring their company’s stocks. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported as possible. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose market share as these large, consolidated firms expand their business.

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

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk which could result in financial losses, disruption in our business, litigation from relevant parties, intervention in our business by the regulatory authorities, or damage to our reputation:

•	Failure to settle securities transactions,

•	Failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to the securities exchanges,

•	Suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd.,

•	The destruction of our facilities or systems due to large-scale disasters or acts of terrorism, which are beyond anticipation and could not be covered by our contingency plan, or,

•	The disruption in part or all of our business due to pandemic diseases or illnesses, such as avian influenza.

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

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws, such as the Financial Instruments and Exchange Act of Japan, for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

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

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the Securities and Exchange Law (which has been renamed as the Financial Instruments and Exchange Act) effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business. According to the bill passed by the Diet to amend the Financial Instruments and Exchange Act, firewalls between commercial banks and securities will be partially deregulated. Therefore, we may face increased competition as our competitors will be able to cooperate more closely with their affiliated commercial banks.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur which may adversely affect our business. Such misconduct can include entering into transactions in excess of authorized limits, acceptance of risks that exceeds our limits, or concealment of unauthorized or unsuccessful activities. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of our or our clients’ confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to deter misconduct by an employee, Director, Executive Officer or others and the precautions we take to prevent and detect misconduct may not be effective in all cases. For a recent example of such misconduct by a former employee, see Item 8.A.

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

We may not be able to realize gains we expect on our private equity investments

As discussed in “Private Equity Business” under Item 5.A of this annual report, we restructured our European private equity business in 2002. Following the restructuring, the investments that were formerly possessed by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees (collectively referred to as the “Terra Firma Investments”). Under the agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no representation on the Board of Directors of any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interests between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma Investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma Investments are mainly in the real estate sector, and thus any deterioration in the market conditions of the sector in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the residential real estate sector in the UK, given the large amount of investment in this sector. Furthermore, given the large and illiquid nature of the Terra Firma Investments, TFCPL, who manages these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in “Private Equity Business” under Item 5.A of this annual report. The investments being made or that are under consideration by this business are mainly in the manufacturing, restaurant industry, tourism industry and financial services business in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our consolidated statements of operations. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have affiliates and investees accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

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

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

The rights of the shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the company’s accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agent, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights except through the depositary.

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

In recent years, we have sought to take advantage of new opportunities presented by deregulation of the Japanese financial market and by the expansion of our investor base. To make the most of new opportunities, we try to provide high value-added products and services that meet our customers’ needs.

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

The address of Nomura’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: 81-3-5255-1000.

B. Business Overview.

Overview

We are the leading securities and investment banking firm in Japan and have worldwide operations. Nomura is a holding company. As of March 31, 2008, we operated offices in about 30 countries and regions including Japan, the United States, the United Kingdom, Singapore and Hong Kong through our subsidiaries.

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

Our Business Strategy

Our Corporate Goals and Principles

We are committed to a management vision of firmly establishing ourselves as a globally competitive financial services group. We have also set a management target of maintaining an average consolidated return on equity (ROE) of 10-15% over the medium to long term.

In pursuing this vision, we put our clients first and contribute to the creation of an affluent society based on investment by listening closely to the needs of our clients and delivering world class products and services and high value-added solutions via the financial and capital markets. We aim to go beyond the boundaries of the traditional securities business to take the lead in expanding into new business areas, and thereby construct new growth models, diversify our sources of earnings, and achieve a profit structure resilient to changes in the market environment. In addition, we will promote compliance with applicable laws, regulations and ensure proper corporate behavior.

Management Challenges and Strategies

The outlook of the global economy is becoming increasingly clouded due to an adjustment in the U.S. housing market. That said, the Asian economy remains robust on the whole. Credit tightening triggered by U.S. subprime issues has compounded this economic environment, causing continued instability in the global financial and capital markets, and the business environment is expected to remain unfavorable.

In this environment, we aim to realize our management vision and continue growing by thoroughly understanding client trends and needs, anticipating risks, and developing new business. To do so, we will implement the following initiatives to address the current challenges we face.

In Domestic Retail, we will enhance collaboration between branch offices, online services and call centers to create a seamless service network and provide customers with the most suitable products and services. We aim to continue being a trusted partner for our clients by promptly providing products and services that meet their individual needs.

Global Markets will be the product supply hub for us and provide high value-added products and solutions by enhancing product development expertise in areas such as derivatives and by making full use of Instinet’s global trading infrastructure. In the fixed income business, we will continue building up our global structure in order to strengthen marketing structure for clients and capabilities to develop credit products and derivative products. In the equity business, we aim to establish ourselves as a bulge bracket firm in the pan-Asian equity brokerage business, while maintaining our dominance in the Japanese market.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We aim to expand our presence globally as the most competitive investment bank in Asia, while expanding our business based on the Japanese market. In other words, our aim is to establish ourselves as the representative investment bank of Asia and to be recognized as the investment bank that provides the best services in Asia.

In Global Merchant Banking, we aim for further growth as one of the largest private equity firms in Japan by improving the enterprise value of companies we invest in. In Asia and Europe, we intend to maximize the value of our investments by pursuing operations suitable to the distinct characteristics of each region and by utilizing the international resources of the Group.

In Asset Management, we aim to further enhance our investment capabilities globally and increase competitiveness especially in Japan and Asia. In Japan, we intend to be recognized increasingly by individual investors and institutional investors and to raise our brand value through the diversification of the investment opportunities we can offer and the expansion of our sales channels. Internationally, we will increase assets under management by meeting the needs for investment in Japan and Asia.

In addressing the challenges and implementing the strategies outlined above, we will bring together the collective strengths of our domestic and international operations to expand and develop financial and capital markets, while also increasing profitability across our group to realize our management vision and maximize shareholder value.

Domestic Retail

In Domestic Retail, we conduct business activities mainly for individuals and corporations in Japan through a network of nationwide branches. The number of branches increased to 164 as of the end of March 2008 from 148 a year ago. We offer investment consultation services and maintenance services to meet the medium- to long-term needs of our customers. The aggregate market value of our domestic client assets was ¥72.2 trillion as of the end of March 2008. We discuss domestic client assets in “Operating Results” under Item 5.A of this annual report.

In order to execute our business strategy described above in “Management Challenges and Strategies,” we employ various methods to deliver our services to our clients. These include face-to-face meetings with our staff, either in our branch offices or by visiting our customers, and communications through Nomura Home Trade, an internet-based trading service or our call center.

We capitalize on the linkages among Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management to offer to our customers various financial instruments such as stocks, bonds, investment trusts and variable annuity insurance products, for the short, medium, and long terms, with different risk levels. We seek to provide information “that can only come from Nomura” to customers through various media such as our investor reports and internet-based trading services (Nomura Home Trade).

Global Markets

Global Markets consists of three businesses: Global Fixed Income, Global Equity and Asset Finance.

•	Global Fixed Income handles mainly bonds and foreign currencies as well as related derivatives.

•	Global Equity focuses on equities and equity-linked derivatives.

•	Asset Finance helps clients raise capital through asset securitization and other schemes.

We have a proven track record of sales and trading bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, we are building up our trading and product origination capabilities to offer superior products not only to institutional investors but also to Domestic Retail and Asset Management. This cross-divisional approach also extends to Global Investment Banking, where close collaboration leads to high value-added solutions for our customers.

In Asset Finance, we use our broad customer base at a maximum advantage and offer sophisticated financial solutions for raising capital through real estate and other asset securitization schemes.

We have forged extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to pinpoint what types of products investors are currently looking for and then develop and deliver a line of products that meet their needs.

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

Global Merchant Banking

We have an established private equity business in Japan, which we operate through wholly owned subsidiaries, including Nomura Principal Finance Co., Ltd. (“NPF”). Our main focus has been targeting investment opportunities for capital appreciation that will offer attractive returns to us and which will also help contribute to the structural reform of the Japanese economy. Since its inception, NPF has made 21 investments for an aggregate value of ¥ 225,324 million and has successfully exited from 15 investments (including partial sales). Given the attraction of private equity opportunities in Japan, as the needs for and the speed of corporate restructuring increase, our investment portfolio is set to increase.

In Europe, our private equity investments are managed by Terra Firma, an independent asset management group. Terra Firma was established following the reorganization in March 2002 of our UK principal finance business, and is operated by former Nomura employees. For a further description of our private equity business, see “Private Equity Business” under Item 5.A of this annual report.

We also actively invest in venture companies in Japan, Europe and the United States focusing mainly on biotechnology, IT technology, health care businesses, new energy and clean technology, some of which have been already taken public through IPOs. In Asia, we have set up Asia Merchant Banking in 2007 to seek investment opportunities brought about by the expansion of the regional economy.

Asset Management

In Asset Management, we conduct an asset management business and a defined contribution pension plan business.

Asset Management Business

We conduct our asset management business, which consists of development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co. (NAMCO), Ltd., the largest asset management company in Japan, in terms of assets under management in investment trusts as of March 31, 2008. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create many business opportunities. In order to make these opportunities available, NAMCO manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through Nomura Securities Co., Ltd. as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank. Investment trusts are also offered as instruments in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

In addition to NAMCO, we also conduct our asset management business through other subsidiaries, including Nomura Corporate Research and Asset Management Inc. (NCRAM), which mainly manages high yield bonds and high yield loans in the United States, Nomura Funds Research and Technologies Co., Ltd., which manages various funds of funds, in Japan, MAINTRUST Kapitalanlagegesellschaft mbH in Germany, and Nomura Funds Research and Technologies America, Inc. in the United States, Nomura Bank (Luxembourg) S.A., which is mainly engaged in fund administration and custody business in Luxembourg. In October 2007, we established Private Equity Funds Research and Investments Co., Ltd. (PEFRI) in Japan, which evaluates and analyzes private equity funds and offers customer investment advisory and discretionary investment management services. PEFRI is a joint venture between us, the Norinchukin Bank and the Development Bank of Japan.

Defined Contribution Pension Plan Business

We also provide services to defined contribution pension plans, such as support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education. In January 2004, we consolidated our defined contribution pension telephone services, administrative services for defined contribution pension plans, and pension-related and other consulting services under one subsidiary, Nomura Pension Support & Service Co., Ltd., to provide improved services to customers.

Our Research Activities

We provide fundamental research on the macro economies of different countries, international capital flows, financial markets, industries and companies, as well as quantitative research through our advanced financial engineering and research units. Our Japanese equity research team maintained the top position in various rankings published as of the end of March 2008.

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

Accordingly, we built a technology platform suitable for each business segment and provide our customers with electronic access to our products and services through the platform. For example, for our retail customers, we have introduced Nomura Home Trade, at www.nomura.co.jp/hometrade, which provides our retail customers with on-line trading capabilities and current status reports on asset portfolios, investments and transactions and investment information, including our research reports through the internet or mobile phones.

Competition

We encounter intense competition in all aspects of our business and compete on a global basis with other securities firms and financial institutions, in particular, other leading globally integrated financial services firms. A number of competitive factors affect our business, including:

•	the quality, range and prices of our services,

•	our ability to originate and develop innovative financial products and services,

•	our ability to maintain and develop customer relationships,

•	our general reputation, and

•	our ability to commit capital resources and to retain qualified employees.

Our competitive position is also affected by a variety of factors that influence the overall condition of the global financial markets, such as:

•	the monetary and fiscal policies of national governments and international economic organizations, and

•	political, economic and regulatory developments in Japan, the United States and other major industrialized countries, as well as in developing countries.

In Japan, we compete with other domestic securities companies, non-Japanese securities companies and other types of financial institutions. Since the late 1990s, competition with leading global securities and investment banking firms with substantial operations in Japan has become more intense as the Japanese financial services sector has become increasingly deregulated and the level of participation by overseas investors in the Japanese securities market has risen. In particular, major non-Japanese firms have increased their presence in Japan in the areas of securities underwriting and corporate advisory services, particularly M&A advisory services. Also, in recent years, there has been substantial consolidation and convergence amongst domestic financial institutions. A number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and abroad. The growing presence of Japanese financial groups which encompass commercial banking, securities brokerage operations and other financial services, combined with those from abroad, has led to increased competition. In light of these developments, we are approaching the securities business from a much broader perspective and continuing to strengthen and expand our domestic operations, while simultaneously aiming to enhance our global capabilities.

We also compete with the aforementioned financial groups, as well as other types of financial institutions in Japan, with respect to both providing financing and investment opportunities to customers.

Since stock brokerage commission rates were deregulated in October 1999, competition in the domestic stock markets has intensified. A number of securities companies in Japan, especially small to medium-sized on-line firms, are offering securities brokerage services at very competitive levels. We have also restructured our stock brokerage services to offer lower commissions, but seek to compete against these companies not only on the basis of commission rates, but also by offering high value-added services such as our research, consultation and trading execution capabilities. In addition, we continue to enhance our on-line trading capabilities through boosting user-friendliness to meet the various demands of our customers.

Outside of Japan, we compete with major investment banking firms. Most of these competitors continue to build up their local presence in order to increase their revenue source. We continue to increase our presence in high growth areas, while in developed markets we are trying to expand via products and services in which we have a competitive edge, primarily in Japan-related financial products as well as in certain non-Japan-related areas.

Regulation

Japan

The Financial Instruments and Exchange Act, which came into effect on September 30, 2007 to amend and replace the former Securities and Exchange Law, widely regulates financial products and services as “financial instruments” and “financial instruments trading business”. This law combined other financial or securities related laws such as the former Financial Futures Trading Law and the former Law Concerning the Regulation of Investment Advisory Services Relating to Securities, to seamlessly regulate financial products, including those that have not been subjected to any similar laws or ordinances as “Collective Investment Scheme”. This law has expanded the scope of “securities” and regulates widely various businesses as “financial instruments trading business” including not only securities business but also investment advisory business, investment trust management business and financial futures trading business.

Additionally, to enhance fairness and transparency in the financial market and to protect investors, the Financial Instruments and Exchange Act provides, among other things, stiffer penalties for misrepresentation in disclosure documents and unfair trading, stricter regulations in tender offer bids, stricter reporting obligations for large shareholders and improvement on corporate information disclosure systems, including quarterly report systems, submission of confirmation certificates concerning the descriptions in securities reports and internal controls over financial reporting.

Regulation of the Securities Industry. The Financial Instruments and Exchange Act regulates most aspects of securities transactions and the securities industry, including the public offering, private placement and secondary trading of securities, the on-going disclosure by securities issuers, tender offers for securities, the organization and operations of securities exchanges and self-regulatory associations, and the registration of securities companies. The Financial Services Agency has the authority to regulate the securities industries and companies, which authority is delegated from the Prime Minister to the Agency under the Financial Instruments and Exchange Act. The Securities and Exchange Surveillance Commission, an external agency of the Financial Services Agency which is independent from the Agency’s other bureaus, is vested with authority to conduct day-to-day monitoring of the securities market and to investigate irregular activities that hinder the fair trading of securities, including inspections of securities firms. Furthermore, the Financial Services Agency delegates certain authority delegated to it by the Prime Minister to the Local Finance Bureau to inspect local securities companies and branches in the region. A violation of applicable laws and regulations can result in various administrative sanctions, including the revocation of registration or authorization, the suspension of business and an order to discharge a Director or Executive Officer who has not complied with applicable laws and regulations. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory association of securities companies.

To enhance investor protection, Japanese securities companies must segregate customer assets and are required to be a member of an Investor Protection Fund approved by the government under the Financial Instruments and Exchange Act. The Investor Protection Fund is funded through assessments on securities companies that are members of the fund. In the event of failure of a securities company that is a member of the fund, the Investor Protection Fund provides protection of up to ¥10 million per customer. The Investor Protection Fund covers claims related to customer securities deposited with the failed securities company and certain other claims of customers.

Regulation of Other Financial Services. Securities companies are not allowed to directly conduct banking and other financial services, except for cases in which securities companies register as a money lender and conduct money lending business under the Money Lending Business Act or have permission as a bank agent and conduct banking agency activities under the Banking Law. Also, securities companies may own a majority of shares in banks and other financial services institutions. Such subsidiaries conducting banking and financial services are also regulated by relevant laws and regulations. The Nomura Trust & Banking Co., Ltd. is a subsidiary of Nomura and conducts banking and certain financial services.

Regulatory Amendments. On June 6, 2008, a bill to amend the Financial Instruments and Exchange Act was passed by the Diet to strengthen the competitiveness of Japan’s financial and capital markets. One of the provisions of the bill will revamp the firewall regulations among securities companies, banks and insurance companies and abolish the ban on concurrent posts among these companies. To manage the conflicts of interest between or among securities companies, banks and insurance companies, these financial institutions will be obliged to implement proper information management and development of an appropriate internal control framework to prevent customers’ interests from being unfairly harmed due to trading by the financial institution itself or by other financial institutions within its group.

Another provision will require a review by the Japanese government of the administrative monetary penalty system in order to create fair, transparent and reliable markets. The calculation method for determining the amount of administrative monetary penalties will be changed for misconducts such as insider trading, market manipulation and filing of false disclosure documents. New administrative monetary penalties will be imposed on misconduct such as illegal market stabilization and failure to file disclosure documents.

Overseas

Our overseas offices and subsidiaries are also subject to various laws and governmental rules and regulations applicable in those countries where such offices and subsidiaries carry on their respective operations, including those promulgated and enforced by the Securities and Exchange Commission, the New York Stock Exchange and the Financial Industry Regulatory Authority (a non-govermental regulator for all securities firms which was established in July 2007 through the consolidation of National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of New York Stock Exchange) in the United States, and by the Financial Services Authority and the London Stock Exchange plc in the United Kingdom. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon us.

Regulatory Capital Rules

Japan

Under the Financial Instruments and Exchange Act, Financial Instruments Firms (Category I) (“Financial Instruments Firms I”), as which securities companies are classified, are required to maintain adjusted capital at specified levels as compared with the quantified total of their business risks on a non-consolidated basis. Article 46-6 of the Financial Instruments and Exchange Act requires Financial Instruments Firms I to file month-end reports regarding their capital adequacy ratio, i.e., the ratio of adjusted capital to a quantified total of business risks, to the Financial Services Agency, or the Local Finance Bureau, and to disclose their capital adequacy ratio to the public on a quarterly basis. A Financial Instruments Firm I must also file a report on a daily basis with the Financial Services Agency or the Local Finance Bureau if its capital adequacy ratio falls below 140%. Article 53 of the Financial Instruments and Exchange Act determines the actions which the Prime Minister, through the Financial Services Agency, may take if the ratio falls further. If the ratio falls below 120%, the Prime Minister may order the Financial Instruments Firm I to change its method of business or to deposit its property in trust, or order other measures for the public interest and investor protection if necessary. A Financial Instruments Firm I whose ratio falls below 100% may be subject to additional proceedings, including temporary suspension of its business and revocation of its registration as a Financial Instruments Firm I if there is no prospect that the ratio will recover three months after the suspension came into effect.

Adjusted capital is defined as shareholders’ equity less illiquid assets. Shareholders’ equity mainly consists of stated capital, additional paid-in capital, retained earnings, reserve for securities transactions, certain allowances for doubtful current accounts, net unrealized gain/loss in the market value of investment securities, and subordinated debt. The illiquid assets generally include non-current assets, certain deposits and advances and prepaid expenses. The business risks are divided into three categories: (i) market risks (i.e., risks of asset value changes due to decline in market values and other reasons), (ii) counterparty risks (i.e., risks of delinquency of counterparties and other reasons) and (iii) basic risks (i.e., risks in carrying out daily business activities, such as administrative problems with securities transaction and clerical mistakes), each quantified in the manner specified in a rule under the Financial Instruments and Exchange Act.

We closely monitor the capital adequacy ratio of Nomura Securities Co., Ltd. on a continuous basis. Since the introduction of the capital adequacy requirement in Japan in 1989, we have at all times been in compliance with these requirements. We believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

The Financial Services Agency established the “Guideline for Financial Conglomerates Supervision” in June, 2005. Financial conglomerates, defined as the holding companies of financial institutions and affiliated group companies, must maintain the amount of consolidated capital not smaller than required capital. The General Principles of Supervising Financial Instruments Firms, established in July 2007, requires international financial instruments group to report consolidated capital adequacy ratio to the Financial Services Agency semi-annually and if the ratio falls below 120%.

We started monitoring the consolidated capital adequacy ratio of Nomura Holdings, Inc. according to the above guideline and principle from April 2005. We have been in compliance with these requirements, and believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

Overseas

In the United States, Nomura Securities International, Inc. is a registered broker-dealer and registered futures commission merchant. As such, Nomura Securities International, Inc. is subject to the minimum net capital requirements of the United States Securities and Exchange Commission and the Commodity Futures Trading Commission. The Company is regulated by the Financial Industry Regulatory Authority as its designated self-regulatory organization. These requirements specify minimum levels of capital that U.S. broker-dealers are required to maintain and limit the amount of leverage that such broker-dealers may use in their businesses.

In Europe, the Nomura Europe Holdings plc (NEHS) group is regulated under consolidated supervision by the Financial Services Authority in the United Kingdom. Various banking and broker/dealer subsidiaries of the group are regulated on a stand alone basis by their appropriate local regulator.

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

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Principal Finance Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Pension Support & Service Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
JOINVEST Securities Co., Ltd.	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Private Equity Funds Research and Investments Co., Ltd.	Japan	65
Nomura Holding America Inc.	United States	100
Nomura Securities International, Inc.	United States	100
Nomura Corporate Research and Asset Management Inc.	United States	100
Nomura Derivative Products Inc.	United States	100
Nomura Global Financial Products Inc.	United States	100
Nomura America Mortgage Finance, LLC	United States	100
NHI Acquisition Holding Inc.	United States	100
Instinet Incorporated	United States	100
Nomura Europe Holdings plc	United Kingdom	100
Nomura International plc	United Kingdom	100
Nomura Bank International plc	United Kingdom	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Italia S.I.M. p.A.	Italy	100
Nomura Investment Banking (Middle East) B.S.C. (Closed)	Bahrain	100
Nomura Funding Facility Corporation Limited	Ireland	100
Nomura Global Funding plc	United Kingdom	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	United Kingdom	100
Nomura Capital Markets plc	United Kingdom	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Malaysia Sdn. Bhd.	Malaysia	100
Nomura Australia Limited	Australia	100
P.T. Nomura Indonesia	Indonesia	94

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2008, our principal head office is located in Tokyo, Japan and occupies 960,345 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 130,072 square feet, our Nagoya branch office, which occupies 82,918 square feet, and the head office of Nomura Asset Management Co., Ltd. in Tokyo, which occupies 166,765 square feet. We lease certain other office space in Japan. Nomura Land and Building Co., Ltd., which is accounted for under the equity method of accounting in our consolidated financial statements, is the lessor of certain leased office space in Japan, including part of our Tokyo headquarters.

As of March 31, 2008, our major offices outside Japan are the London head office of Nomura International plc (“NIP”), which occupies 394,063 square feet, and the New York head office of Nomura Securities International, Inc., which occupies 143,493 square feet. We own the land and building for the London head office of NIP. We lease most of our other overseas office space.

As of March 31, 2008, the aggregate book value of the land and buildings we owned was ¥193 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥46 billion.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2008 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

The Japanese economy saw moderate growth through mid-2007 supported by balanced domestic and overseas demand. From the second half of the year, however, corporate earnings slowed and capex growth weakened amid deteriorating business confidence triggered by the U.S. subprime loan (mortgages to individuals with low credit standing) crisis and surging energy and materials prices. The income environment in the household sector was supported by continued labor shortages, but consumer spending recovered only slightly as sentiment was hurt by rising prices and stock market declines. During this time, exports to the United States weakened, but the Japanese economy was supported by generally healthy exports to China and other emerging economies.

Corporate earnings have expanded steadily since the fiscal year ended March 2003, and this trend was maintained in the year under review, marking the sixth straight year of growth. The automobile, machinery and other manufacturing industries underpinned corporate earnings growth during the year, but earnings slowed in the second half on surging energy and materials prices and on U.S. dollar and stock price weakness, prompted by financial market turbulence and concerns of a U.S. slowdown.

The stock market hovered near its highest level for 15 years in the first half of 2007 but then saw a major correction from July 2007 through March 2008. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, reached 1,800 for the first time in roughly 15 years in February 2007. However, it fell back to around 1,150 by March 2008 amid U.S. dollar depreciation in tandem with instability in the U.S. and other stock markets overseas from July. The TOPIX was largely flat between the end of March 2006 (1,728.16) and the end of March 2007 (1,713.61), but ended March 2008 at 1,212.96, down 29% year on year. Similarly, the Nikkei Stock Average was little changed between the end of March 2006 (17,059.66) and the end of March 2007 (17,287.65), but ended March 2008 down 28% for the year, at 12,525.54.

Yields on newly issued 10-year Japanese Government bonds held in a narrow range of around 1.6% until mid-April 2007, but then rose through to July on heightened expectations of a policy rate rise by the Bank of Japan, reaching over 1.9% at one point. In the second half of the year, however, yields fell, briefly slipping below 1.3% in March as funds shifted to government bonds amid U.S. dollar and share price weakness and as perceptions spread that the Bank of Japan was unlikely to raise its policy rate.

In foreign exchange markets, fund flows targeting the differential between low interest rates in Japan and relatively high rates overseas intensified in the first half of 2007. After trading at the ¥115 level against the U.S. dollar and ¥154 against the euro in March, the yen weakened to ¥124 and ¥168, respectively, in between June and July. However, subsequent turmoil in global financial markets originating in the United States led to anticipation of aggressive interest rate cuts in the United States and a narrowing of the gap between U.S. and Japanese rates, triggering a reversal in fund flows with the yen briefly appreciating to the ¥95 level against the U.S. dollar and the ¥151 level against the euro in March. Meanwhile, with markets seeing the United States as the epicenter of turbulence in financial markets, trust in the U.S. dollar was shaken and the currency briefly fell to a record low of $1.58 against the euro. Foreign exchange markets regained some stability from April.

Overseas

Among the economies of the world’s leading industrialized nations, economic growth slowed in the United States from the second half of 2007 and concerns of a slowdown spread in Europe. International commodity prices stayed within a narrow range until mid-2007 but subsequently rose strongly as investors sought new vehicles for their funds amid financial market turmoil. While U.S. authorities aggressively cut interest rates in an effort to alleviate fallout from financial markets, the European Central Bank (ECB) refrained from making any cuts on concerns of inflationary pressures. Inflation also remained a concern in China, where authorities continued to take measures to rein in an overheated economy.

In the United States, real GDP growth slowed to 2.2% in 2007, from 2.9% in 2006, with corporate sector capital expenditure underpinning economic growth as earnings recovered. However, there was a marked drop in housing investment amid rising interest rates, falling house prices, and a more risk-averse lending stance on the part of financial institutions. Consumer sentiment, meanwhile, was hurt by labor market weakness. Although benefits may emerge from financial easing measures and tax rebates implemented to date, as well as from a boost to exports from the weaker U.S. dollar, there is still a risk the United States will fall into recession.

The Federal Reserve Board, or FRB, held its Federal funds target rate at 5.25% from June 2006 until September 2007, when it began implementing a string of rate cuts in response to financial market turmoil. Through the Federal Open Market Committee meetings held until April 2008, the FRB cut its target rate seven times to 2.00%. Since then it has focused on returning stability to the markets, propping up the economy, and avoiding accelerating inflation. Before the U.S. subprime loan problem spread, the Dow Jones Industrial Average was close to 14,000, but it then fell back to below 12,000 at one point in March 2008 as investors became more risk averse. The yield on 10-year U.S. Treasuries exceeded 5% in July 2007, but as investors became more risk averse and the FRB actively implemented financial easing measures, yields fell sharply, reaching the mid-3% level in March 2008 then, holding below 4% thereafter.

European economies saw a moderate slowdown in growth in 2007, with real GDP growth in the Eurozone declining to 2.6% in 2007, from 2.9% in 2006. The ECB gradually raised its benchmark interest rate from the end of 2005, with eight increases putting it at 4.00% in June 2007, but it has since held it there as it keeps a close watch on inflation and signs of economic slowdown. In equity markets, shares traded in a high range in 2007 with Europe seen as a safe haven for U.S.-invested funds. As market turmoil spread, however, share prices in 2008 fell by some 20% to a year-to-date low in March.

Asian economies other than Japan generally maintained similar high growth in 2007 as seen in 2006, despite growing concerns of an economic slowdown from the second half of the year. The Chinese economy again recorded real GDP growth of more than 10%, and the Chinese government is continuing with its fiscal tightening measures to counter the threat of an overheating economy. The Indian economy grew around 9%, as in 2006.

Executive Summary

Although the Japanese economy expanded during the year under review, extending the longest period of economic expansion since the end of World War II, economic sentiment in Japan declined from the summer months of 2007 onward in conjunction with the growing severity of the U.S. subprime loan crisis. On top of low growth in wages, household spending was suppressed by the high price of crude oil, incidents of false labeling on food, and amendments to Japan’s Building Code. Meanwhile, the corporate sector continued to enjoy strong exports, supported by the expansion of emerging economies. Although recurring profits growth rates among major listed companies lost some upwards momentum during the period, recurring profits are expected to have increased for the sixth straight year, the longest continuous period of growth since the end of World War II. After the Tokyo Stock Price Index (TOPIX) marked a high for the period in July 2007, the stock market subsequently corrected, and in March 2008 the TOPIX index fell to its lowest level since June 2005. Amid this market environment, companies executed a record high level of share repurchases during the year under review, with the corporate sector becoming the largest net buyer of stocks during the period. Meanwhile, foreign investors continued to play a leading role in stock market trading, but became net sellers from the summer of 2007 onwards, amid the deepening global credit squeeze resulting from expanding losses by U.S. and European financial institutions. In the bond market, the yield on newly issued 10-year Japanese government bonds rose to near 2.0% in June 2007, but then retreated to the 1.2% range by March 2008 due to receding expectations for an additional interest rate hike by the Bank of Japan. Investors favored government bonds with extremely low default risk, as participants in global markets increasingly looked to avoid credit risk. As a result, the environment for listed companies to raise funds by issuing equity or debt through domestic and overseas capital markets gradually deteriorated during the period. In this environment, net revenue decreased 28% year-on-year to ¥787.3 billion, non-interest expenses increased 11% year-on-year to ¥851.8 billion, loss before income taxes was ¥64.6 billion, and net loss was ¥67.8 billion. As a result, ROE for the full year was negative 3.3%.

In Domestic Retail, net revenue for the year ended March 31, 2008 was ¥402.0 billion, down 9% from the previous year, and income before income taxes was ¥122.3 billion, down 24% from the previous year. The overall market slump triggered by turmoil in the global financial markets led to a drop-off in stock subscriptions and purchases as well as weaker sales of investment trusts during the second half of the year, resulting in a decline in brokerage commissions and commissions for distribution of investment trusts. Distribution of newly-launched investment trusts remained robust, especially for bond investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit. However, sales of foreign currency bonds were strong in the second half of the year. Domestic client assets in Domestic Retail (including regional financial institutions) and Financial Management Division have declined to ¥72.2 trillion as of March 31, 2008 due to the impact of the downturn in the stock market.

In Global Markets, net revenue for the year ended March 31, 2008 was ¥95.6 billion, down 67% from the previous year, and loss before income taxes was ¥226.2 billion. The environment in Global Fixed Income remained harsh as a global credit crunch sparked by U.S. subprime problems hit and the yen appreciated sharply. Amid this environment, Global Fixed Income revenue declined as a result of net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors), a realized loss booked on our exit from the U.S. RMBS-related business, and realized and unrealized losses in the U.S. CMBS-related business. In Global Equity, although trading revenue from MPOs and equity derivatives declined, revenue increased as Instinet, which was acquired in February 2007, contributed to revenue, order flow for non-Japanese equities expanded, and trading of listed equities contributed to revenue. Meanwhile, expenses increased due to the acquisition of Instinet.

In Global Investment Banking, net revenue for the year ended March 31, 2008 was ¥83.1 billion, down 16% from the previous year, and income before income taxes was ¥22.8 billion, down 49% from the previous year. While M&A-related business remained strong and we maintained our high market share, revenue decreased due to a marked decline in overall transaction value in the equity finance market.

In Global Merchant Banking, net revenue for the year ended March 31, 2008 was ¥64.8 billion, almost the same level as the previous year, and income before income taxes was ¥53.3 billion, increased by 1% from the previous year. We booked realized and unrealized gains on the sale of Deutsche Annington and valuation at fair value of Annington in the UK, both Terra Firma Investments, as well as on the sale of our stake in Nomura Principal Finance investee companies, Sliontec and Wanbishi Archives.

In Asset Management, net revenue for the year ended March 31, 2008 was ¥90.6 billion, up 1% from the previous year, and income before income taxes was ¥31.0 billion, down 15% from the previous year. Firm sales of newly-launched funds and existing balanced funds, as well as new mandates in the domestic and overseas investment advisory business, helped boost assets under management. However, deteriorating market conditions due to the slump in stock prices and appreciation of the yen led to a decrease in the outstanding balance of assets under management to ¥25.8 trillion. Although asset management and portfolio service fees increased, unrealized losses were recognized on pilot funds and seed money for new product development and revenue was flat compared to the prior year, which included realized gains booked on sales of affiliated companies. Compensation and benefits were up due to increased headcount, and information technology expenses increased due to new investment.

Results of Operations

Overview

The following table provides selected consolidated statements of operations information for the years indicated.

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues:
Commissions	¥356,325	¥337,458	¥404,659	$4,053
Fees from investment banking	108,819	99,276	85,096	852
Asset management and portfolio service fees	102,667	145,977	189,712	1,900
Net gain on trading	304,223	290,008	61,720	618
Gain on private equity investments	12,328	47,590	76,505	766
Gain (loss) on investments in equity securities	67,702	(20,103)	(48,695)	(488)
Private equity entities product sales	88,210	100,126	—	—
Other	58,753	67,425	28,185	282

Total Non-interest revenues	1,099,027	1,067,757	797,182	7,983
Net interest revenue	46,623	23,344	(9,925)	(99)

Net revenue	1,145,650	1,091,101	787,257	7,884
Non-interest expenses	700,050	769,343	851,845	8,531

Income (loss) from continuing operations before income taxes	445,600	321,758	(64,588)	(647)
Income tax expense	188,972	145,930	3,259	32

Income (loss) from continuing operations	256,628	175,828	(67,847)	(679)
Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in 2006)	99,413	—	—	—
Income tax expense	51,713	—	—	—

Gain on discontinued operations	47,700	—	—	—

Net income (loss)	¥304,328	¥175,828	¥(67,847)	$(679)

Return on equity	15.5%	8.3%	(3.3)%

For the year ended March 31, 2008, our Global Markets reported a loss, both in conjunction with the posting of losses in the mortgage finance business due to turmoil in the U.S. subprime mortgage market, as well as the posting of net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors). Impacted by this loss in the Global Markets, loss from continuing operations before income taxes was ¥64,588 million and loss from continuing operations was ¥67,847 million. In the mortgage finance business, a realized loss of ¥100,705 million was booked on our exit from the U.S. RMBS-related business and realized and unrealized losses of ¥29,819 million was booked from the U.S. CMBS-related business. As of March 31, 2008, our exposure to U.S. RMBS-related business was nil, and our exposure to U.S. CMBS-related business was ¥131.1billion. In transactions with monoline insurers (financial guarantors), a loss of ¥130,735 million was booked as a result of net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors). As of March 31, 2008, our net exposure, or gross exposure less counterparty risk reserves and other adjustments, to monoline insurers (financial guarantors) was $907 million. See “Exposures to monoline insurers (financial guarantors)” for further information.

Net revenue decreased by 28% from ¥1,091,101 million for the year ended March 31, 2007 to ¥787,257 million for the year ended March 31, 2008. Commissions increased by 20%, due to an increase in stock brokerage commissions resulting from the consolidation of Instinet. Asset management and portfolio service fees also increased by 30%, due primarily to firm sales of newly-launched funds and existing balanced funds. Net gain on trading decreased by 79%, driven primarily by losses from Global Markets described above. Gain on private equity investments increased by 61% from the previous financial year, due to realized and unrealized gains resulting from the sale and valuation at fair value of investee companies. We recorded losses on our investments in equity securities due to the stagnation of the stock market.

Net revenue decreased by 5% from ¥1,145,650 million for the year ended March 31, 2006 to ¥1,091,101 million for the year ended March 31, 2007. Commissions decreased by 5%, due to a drop in stock brokerage commissions, reflecting a decline in equity agency transaction value, while there was an increase in commissions for distribution of investment trusts. Asset management and portfolio service fees also increased by 42% due primarily to the growth in the net assets of publicly offered investment trusts. Gain on private equity investments increased by 286% from the previous financial year, due to realized and unrealized gains resulting from the sale of stakes in the companies we invested in. We recorded losses on our investments in equity securities compared to gains in the previous financial year, when stock markets were strong.

Net interest revenue was ¥46,623 million for the year ended March 31, 2006, ¥23,344 million for the year ended March 31, 2007 and negative ¥9,925 million for the year ended March 31, 2008. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. Net interest revenue for the year ended March 31, 2008 turned negative, declining by ¥33,269 million from the year ended March 31, 2007. Rising short-term interest rates and falling long-term interest rates on the yen affected net interest revenue of the company adversely, causing a general rise in the funding cost and decline in coupon received on bonds. Reorganization of the U.S. business has reduced the volume of U.S. dollar repo transactions, so even though the U.S. dollar yield curve had shifted downward while steepening during the year, the positive impact on net interest revenue was limited. Net interest revenue for the year ended March 31, 2007 declined by 50% from the year ended March 31, 2006. There were several causes of the decline in net interest revenue: rising short-term interest rates causing funding costs to rise, reduction of high-yielding bond positions due to business reorganization, and reduction in coupon received on the mortgage finance positions due to increasing delinquencies.

In our consolidated statements of operations, we include under “Revenue” gain (loss) on investments in equity securities. We recorded gains on such investments in the amount of ¥67,702 million for the year ended March 31, 2006 and losses on such investments in the amount of ¥20,103 million and ¥48,695 million for the years ended March 31, 2007 and 2008, respectively. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 11% from ¥769,343 million for the year ended March 31, 2007 to ¥851,845 million for the year ended March 31, 2008. The increase in non-interest expenses was mainly due to other expenses and commissions and floor brokerage, offset by private equity entities cost of goods sold. Private equity entities cost of goods sold was no longer posted for the year ended March 31, 2008 as a result of deconsolidation of private equity entities with the application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”. Other expenses increased by 48% from ¥106,039 million for the year ended March 31, 2007 to ¥156,868 million for the year ended March 31, 2008, mainly due to an impairment loss for an affiliated company which was included other expenses. Commissions and floor brokerage increased by 78% from ¥ 50,812 million for the year ended March 31, 2007 to ¥ 90,192 million for the year ended March 31, 2008, due primarily to the consolidation of Instinet.

Non-interest expenses increased by 10% from ¥700,050 million for the year ended March 31, 2006 to ¥769,343 million for the year ended March 31, 2007. The increase in non-interest expenses was mainly due to compensation and benefits and information processing and communications. Compensation and benefits increased by 6% from ¥325,431 million for the year ended March 31, 2006 to ¥345,936 million for the year ended March 31, 2007, resulting from the increase in headcount. Information processing and communications increased by 23% from ¥89,600 million for the year ended March 31, 2006 to ¥109,987 million for the year ended March 31, 2007, due primarily to an increase of IT investments.

Income from continuing operations before income taxes was ¥445,600 million for the year ended March 31, 2006, ¥321,758 million for the year ended March 31, 2007 and loss from continuing operations before income taxes was ¥ 64,588 million for the year ended March 31, 2008.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic statutory tax rate is approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for loss from continuing operations for the year ended March 31, 2008 was ¥3,259 million, representing an effective tax rate of negative 5.0%. The effective tax rate was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance as a result of reflecting several factors. The increase mainly relates to the non-recoverability of losses in certain U.S. subsidiaries and future realizable losses in Japan as a result of the review of the future realizable value of the deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, it resulted in a decreasing effective tax rate for the year ended March 31, 2008 by approximately 166.3% due to loss from continuing operations. Another significant factor causing the difference was a tax benefit recognized on the devaluations of investment in a foreign subsidiary company. This had the effect of increasing the effective tax rate for the year ended March 31, 2008 by approximately 121.6% due to the same reason described above.

Income tax expense for Income from continuing operations for the year ended March 31, 2007 was ¥145,930 million, representing an effective tax rate of 45.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2007 by approximately 11.6%. Second, tax benefit has been recognized on the devaluations of investments in subsidiary companies, mainly overseas. This had the effect of decreasing the effective tax rate for the year ended March 31, 2007 by approximately 8.0%.

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

Net income was ¥304,328 million for the year ended March 31, 2006, ¥175,828 million for the year ended March 31, 2007 and net loss was ¥67,847 million for the year ended March 31, 2008. Our return on equity was 15.5% for the year ended March 31, 2006, 8.3% for the year ended March 31, 2007, and negative 3.3% for the year ended March 31, 2008.

Exposures to monoline insurers (financial guarantors)

The following table sets forth our gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating in structured credit trading business of Global Markets in Europe as of March 31, 2008.

			(U.S. dollars in millions)
Credit Rating(1)	Gross Exposure(2)	Counterparty Risk Reserves and other Adjustments	Net Exposure	CDS Protection
AAA	$903	$160	$743	$416
AA	188	41	147	177
A	16	—	16	—

Total	1,107	201	907	593

Others	1,278	1,278	—	153

(1)	Based on Standard & Poor’s or Moody’s Investors Service as of March 31, 2008 depending on which rating is lower. Since April 1, 2008, these rating agencies have announced a downgrading of their credit ratings of certain monoline insurers (financial guarantors), as a result of which we may determine to recognize additional counterparty risk reserves and other adjustments with respect to our gross exposures relating to such monoline insurers (financial guarantors).
(2)	There is no exposure related to U.S. RMBS as reference assets.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as reconciling items outside our segment information. The effects of consolidation and deconsolidation of certain investments in our private equity business were also classified as reconciling items outside our segment information for the year ended March 31, 2006 and 2007, while there is no reconciling item for the year ended March 31, 2008 due to the application of SOP 07-1, which resulted in all investments made by investment companies within the scope of the guide being carried at fair value with changes in fair value recognized in our consolidated financial statements. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 20 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 20. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

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

Operating Results of Domestic Retail

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues	¥442,981	¥434,701	¥395,887	$3,965
Net interest revenue	3,554	5,417	6,131	61

Net revenue	446,535	440,118	402,018	4,026
Non-interest expenses	249,330	279,253	279,702	2,801

Income before income taxes	¥197,205	¥160,865	¥122,316	$1,225

Net revenue for the year ended March 31, 2008 was ¥402,018 million, decreasing 9% from ¥440,118 million for the year ended March 31, 2007. The overall market slump triggered by turmoil in the global financial markets led to a drop-off in stock subscriptions and purchases as well as weaker sales of investment trusts during the second half of the year, resulting in a decline in brokerage commissions and commissions for distribution of investment trusts. Distribution of newly-launched investment trusts remained robust, especially for bond investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit. However, sales of foreign currency bonds were strong in the second half of the year.

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

Non-interest expenses for the year ended March 31, 2008 were ¥279,702 million, almost at the same level as ¥279,253 million for the year ended March 31, 2007, due primarily to an increase in occupancy and related depreciation due to the expansion of branches offset by a decrease in compensation and benefits.

Non-interest expenses for the year ended March 31, 2007 were ¥279,253 million, increasing 12% from ¥249,330 million for the year ended March 31, 2006, due primarily to an increase in our headcount, opened new branches, expanded our call centers, and built up our IT infrastructure.

Income before income taxes was ¥197,205 million for the year ended March 31, 2006, ¥160,865 million for the year ended March 31, 2007, and ¥122,316 million for the year ended March 31, 2008.

The graph below shows the revenue composition by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2006, 2007, and 2008.

As described above, revenue composition of investment trusts and asset management increased from 31% for the year ended March 31, 2007 to 33% for the year ended March 31, 2008, and from 12% for the year ended March 31, 2007 to 16% for the year ended March 31, 2008, respectively due primarily to robust distribution of newly-launched investment trusts, especially for bond investment trusts. Revenue composition of bonds increased from 22% for the year ended March 31, 2007 to 24% for the year ended March 31, 2008, due primarily to robust sale of foreign currency bonds in the second half of the year. Revenue composition of equities decreased from 32% for the year ended March 31, 2007 to 24% for the year ended March 31, 2008, due primarily to a drop-off in stock subscriptions and purchases. Revenue composition of variable annuity insurance unchanged from the previous year as of March 31, 2008.

Domestic client assets

The following graph shows amounts and details regarding domestic client assets at March 31, 2006, 2007, and 2008. Domestic client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products in Domestic Retail (including regional financial institutions) and Financial Management Division.

Domestic Client Assets

Domestic client assets decreased by ¥13.0 trillion from ¥85.2 trillion at March 31, 2007 to ¥72.2 trillion at March 31, 2008, due primarily to a decrease in the balance of equity securities. The balance of our clients’ investment trusts decreased 5% from ¥14.1 trillion at March 31, 2007 to ¥13.4 trillion at March 31, 2008, reflecting net cash inflows by clients of ¥1.5 trillion and market depreciation of ¥2.2 trillion.

Domestic client assets increased by ¥4.7 trillion from ¥80.5 trillion at March 31, 2006 to ¥85.2 trillion at March 31, 2007, due primarily to net new money. The balance of our clients’ investment trusts increased 16% from ¥12.1 trillion at March 31, 2006 to ¥14.1 trillion at March 31, 2007, reflecting net cash inflows by clients of ¥2.0 trillion.

Global Markets

We have a proven track record of sales and trading bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, we are building up our trading and product origination capabilities to offer superior products not only to institutional investors but also to Domestic Retail and Asset Management. This cross-divisional approach also extends to Global Investment Banking, where close collaboration leads to high value-added solutions for our customers. In Asset Finance, we use our broad customer base at a maximum advantage and offer sophisticated financial solutions for raising capital through real estate and other asset securitization schemes.

We have forged extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to pinpoint what types of products investors are currently looking for and then develop and deliver a line of products that meet their needs.

Operating Results of Global Markets

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues	¥327,716	¥285,088	¥145,192	$1,454
Net interest revenue	43,392	4,940	(49,595)	(496)

Net revenue	371,108	290,028	95,597	958
Non-interest expenses	213,387	231,222	321,794	3,223

Income (loss) before income taxes	¥157,721	¥58,806	¥(226,197)	$(2,265)

Net revenue decreased by 67% from ¥290,028 million for the year ended March 31, 2007 to ¥95,597 million for the year ended March 31, 2008. In Global Fixed Income, the environment remained harsh as a global credit crunch sparked by subprime problems hit and the yen appreciated sharply. Net revenue declined due to net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors), a realized loss booked on our exit from the U.S. RMBS-related business, and realized and unrealized losses in the U.S. CMBS-related business. In Global Equity, although trading revenue from MPOs and equity derivatives declined, revenue increased as Instinet, which was acquired in February 2007, contributed to revenue, order flow for non-Japanese equities expanded, and trading of listed equities contributed to revenue.

Net revenue decreased by 22% from ¥371,108 million for the year ended March 31, 2006 to ¥290,028 million for the year ended March 31, 2007, due primarily to a decline in revenue as a result of weak trading reflecting changes in the interest rate and currency market environments in Global Fixed Income. Also trading revenue in Global Equity declined as equity market volatility remained low.

Non-interest expenses increased by 39% from ¥231,222 million for the year ended March 31, 2007 to ¥321,794 million for the year ended March 31, 2008, due primarily to increases in commissions and floor brokerage, other expenses on transactions and compensation and benefits resulting from the consolidation of Instinet.

Non-interest expenses increased by 8% from ¥213,387 million for the year ended March 31, 2006 to ¥231,222 million for the year ended March 31, 2007, due primarily to increases in compensation and benefits and commissions and floor brokerage resulting from the consolidation of Instinet.

Income before income taxes was ¥157,721 million for the year ended March 31, 2006, ¥58,806 million for the year ended March 31, 2007 and loss before income taxes was ¥226,197 million for the year ended March 31, 2008.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31
	2006	2007	2008
Nomura’s Share in Japanese Government bond auctions	11%	11%	11%
Nomura’s Share in secondary bond trading	13%	13%	13%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31
	2006	2007	2008
TOPIX	1,728.16	1,713.61	1,212.96
	46.2%	(0.8)%	(29.2)%
Nikkei 225 (“Nikkei Stock Average”)	17,059.66	17,287.65	12,525.54
	46.2%	1.3%	(27.5)%

The Tokyo Stock Price Index, or TOPIX reached 1,800 for the first time in roughly 15 years in February 2007. However, it fell back to around 1,150 by March 2008 amid U.S. dollar depreciation in tandem with instability in U.S. and other stock markets overseas from July. The TOPIX was largely flat between the end of March 2006 (1,728.16) and the end of March 2007 (1,713.61), but dropped down at 1,212.96 ended March 2008. Similarly, the Nikkei Stock Average was little changed between the end of March 2006 (17,059.66) and the end of March 2007 (17,287.65), but ended March 2008 down at 12,525.54. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2006	2007	2008
Total equity trading market in Japan	7%	7%	7%
Off-floor/off-exchange equity trading market in Japan	21%	21%	21%

Global Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity, and other instruments in the major markets of Asia, Europe, and the U.S. regions. We have been enhancing our M&A and financial advisory capabilities for cross-regional deals as well as deals within each region.

Operating Results of Global Investment Banking

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues	¥98,087	¥97,427	¥81,305	$814
Net interest revenue	1,579	1,760	1,804	18

Net revenue	99,666	99,187	83,109	832
Non-interest expenses	48,127	54,783	60,336	604

Income before income taxes	¥51,539	¥44,404	¥22,773	$228

Net revenue decreased by 16% from ¥99,187 million for the year ended March 31, 2007 to ¥83,109 million for the year ended March 31, 2008, due primarily to a marked decline in overall transaction value in the equity finance market, while the M&A-related business remained strong and we maintained our high market share.

Net revenue was ¥99,187 million for the year ended March 31, 2007 around the same level as the previous year as equity underwriting increased markedly during the year, M&A related businesses remained firm, and business in Europe expanded following a strategic build up.

Non-interest expenses increased by 10% from ¥54,783 million for the year ended March 31, 2007 to ¥60,336 million for the year ended March 31, 2008, due primarily to higher compensation and benefits.

Non-interest expenses increased by 14% from ¥48,127 million for the year ended March 31, 2006 to ¥54,783 million for the year ended March 31, 2007, due primarily to higher compensation and benefits reflecting an increase in the headcount in our international operations.

Income before income taxes was ¥51,539 million for the year ended March 31, 2006, ¥44,404 million for the year ended March 31, 2007 and ¥22,773 million for the year ended March 31, 2008.

The following table shows changes in our market share (value base) in the underwriting market for bonds and equity in Japan.

	Year Ended March 31
	2006	2007	2008
Nomura’s Share in Japanese IPOs	20%	21%	44%
Nomura’s Share in Japanese Public Offerings	27%	40%	42%
Nomura’s Share in Japanese Straight Bonds	18%	14%	16%
Nomura’s Share in Japanese Samurai Bonds	13%	13%	10%

Global Merchant Banking

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. Our Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Our principal finance investments in Europe have been primarily managed by Terra Firma, as explained in “Private Equity Business” below.

Operating Results of Global Merchant Banking

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues	¥80,402	¥77,325	¥74,795	$749
Net interest revenue	(12,158)	(12,356)	(10,002)	(100)

Net revenue	68,244	64,969	64,793	649
Non-interest expenses	12,809	12,153	11,473	115

Income before income taxes	¥55,435	¥52,816	¥53,320	$534

Net revenue was ¥64,793 million for the year ended March 31, 2008, almost at the same level as ¥64,969 million for the year ended March 31, 2007 due to realized and unrealized gains on the sale of Deutsche Annington and valuation at fair value of Annington in the UK, both Terra Firma Investments, as well as on the sale of our stake in Nomura Principal Finance investee companies, Sliontec and Wanbishi Archives.

In the year ended March 31, 2008, realized gains from investments in Japan from which we exited were ¥16.6 billion and unrealized losses from investments in Japan were ¥21.2 billion. Realized gains from the Terra Firma Investments were ¥69.3 billion and unrealized gains from the Terra Firma Investments were ¥14.3 billion. Investments in the residential real estate sector continued to perform well, leading to a significant uplift.

Net revenue decreased by 5% from ¥68,244 million for the year ended March 31, 2006 to ¥64,969 million for the year ended March 31, 2007, despite realized and unrealized gains resulting from Nomura Principal Finance’s sale of a part of its stake in Tungaloy Corporation, and the partial sale of Terra Firma Investments.

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

Non-interest expenses decreased by 6% from ¥12,153 million for the year ended March 31, 2007 to ¥11,473 million for the year ended March 31, 2008, due primarily to a decrease in professional fees.

Non-interest expenses decreased by 5% from ¥12,809 million for the year ended March 31, 2006 to ¥12,153 million for the year ended March 31, 2007, due primarily to decreased compensation and benefits associated with decreased net revenue.

Income before income taxes was ¥55,435 million for the year ended March 31, 2006, ¥52,816 million for the year ended March 31, 2007 and ¥53,320 million for the year ended March 31, 2008.

Asset Management

Our Asset Management business is conducted principally through Nomura Asset Management Co., Ltd. We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd., other brokers, banks and Japan Post Bank. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management. Also, in the defined contribution pension business, we receive commissions as a plan administrator. In October 2007, Private Equity Funds Research and Investments Co., Ltd., which is engaged in evaluating and analyzing private equity funds, was established.

Operating Results of Asset Management

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues	¥63,030	¥87,241	¥86,637	$868
Net interest revenue	2,813	2,865	4,004	40

Net revenue	65,843	90,106	90,641	908
Non-interest expenses	45,220	53,649	59,652	598

Income before income taxes	¥20,623	¥36,457	¥30,989	$310

Net revenue increased by 1% from ¥90,106 million for the year ended March 31, 2007 to ¥ 90,641 million for the year ended March 31, 2008, due primarily to an increase in asset management and portfolio service fees partially offset by unrealized losses from pilot funds and seed money for new product development.

Net revenue increased by 37% from ¥65,843 million for the year ended March 31, 2006 to ¥90,106 million for the year ended March 31, 2007, due primarily to increases in asset management and portfolio service fees driven by growth of assets under management reflecting robust sales of existing investment trusts as well as newly launched funds.

Non-interest expenses increased by 11% from ¥53,649 million for the year ended March 31, 2007 to ¥59,652 million for the year ended March 31, 2008, due primarily to compensation and benefits associated with increased headcount and information technology expenses increased due to new investment.

Non-interest expenses increased by 19% from ¥45,220 million for the year ended March 31, 2006 to ¥53,649 million for the year ended March 31, 2007, due primarily to increased compensation and benefits to improve asset management services and a client service structure and expenses related to the consolidation of offices at the headquarters.

Income before income taxes was ¥20,623 million for the year ended March 31, 2006, ¥36,457 million for the year ended March 31, 2007 and ¥30,989 million for the year ended March 31, 2008.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	March 31
	2006	2007	2008
	(in billions)
Nomura Asset Management Co., Ltd.	¥21,381	¥26,489	¥25,591
Nomura Funds Research and Technologies Co., Ltd.	1,395	2,980	2,829
Nomura Corporate Research and Asset Management Inc.	1,231	1,462	1,117
MAINTRUST KAG mbH.	299	337	320
Nomura Funds Research and Technologies America, Inc.	254	309	306
Private Equity Funds Research and Investments Co., Ltd.	—	—	104
Nomura BlackRock Asset Management Co., Ltd.	1,224	—	—

Combined total	¥25,785	¥31,577	¥30,268

Total*	¥23,123	¥27,036	¥25,766

*	Overlapping asset amounts among group companies are adjusted in Total.

Asset Management Business

Assets under management were ¥25.8 trillion as of March 31, 2008, ¥2.6 trillion increase from March 31, 2006, and ¥1.3 trillion decrease from March 31, 2007. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥25.6 trillion.

The net assets of stock investment trusts decreased at March 31, 2008 compared to the previous year due to deteriorating market conditions and the appreciation of the yen, triggered by U.S. subprime problems. The net assets of bond investment trusts also declined. Assets from institutional clients were almost flat at March 31, 2008 compared to the previous year, reflecting large mandates in the domestic and overseas offset by depreciation in assets due to the slump in stock prices and appreciation of the yen.

Investment trust assets included in the assets under management by Nomura Asset Management were ¥17.2 trillion as of March 31, 2008, down ¥1.6 trillion, or 9%, from the previous year, reflecting net cash inflows by clients of ¥1.7 trillion and market depreciation of ¥3.3 trillion. While the balance of many investment trusts grew at a sluggish pace under the harsh environment, the sales of newly-launched investment trusts remains robust, including “Nomura Global High Interest Rate Currencies Fund”, “Nomura New Global High Interest Rate Currencies Fund” and “Nomura African Stock Investment Fund”. For the year ended March 31, 2007, the balance of investment trusts managed by Nomura Asset Management was ¥18.8 trillion as of March 31, 2007, up ¥4.8 trillion, or 35%, from the previous year, reflecting net cash inflows by clients of ¥4.6 trillion and market appreciation of ¥0.2 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts declined to 22% (1% decrease from previous year) as of March 31, 2008, 17% for Stock investment trusts and 44% for Bond investment trusts.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2006	2007	2008
Total of publicly offered investment trusts	21%	23%	22%
Stock investment trusts	15%	18%	17%
Bond investment trusts	42%	44%	44%

Defined contribution pension plan business in Japan

We offer various services in connection with the defined contribution pension plan business in Japan. Among other things, we provide consulting and support services for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply and investor education. As of March 31, 2008, there were 229 approved plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 320,000 persons. As of March 31, 2007, there were 188 approved plans with about 260,000 participants in total.

Other Operating Results

Other operating results include gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments. Please refer to Note 20 to our consolidated financial statements included in this annual report.

Loss before income taxes in other operating results was ¥30,531 million for the year ended March 31, 2006, income before income taxes in other operating results was ¥23,941 million for the year ended March 31, 2007 and loss before income taxes in other operating results was ¥17,620 million for the year ended March 31, 2008.

Investments in Equity Securities Held for Operating Purposes

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

Summary of Regional Contribution

For a summary of our net revenue, income (loss) from continuing operations before income taxes and long-lived assets by geographic region, see Note 20 to our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the United States, the United Kingdom and certain other countries in which we operate.

In Japan, Nomura Securities Co., Ltd. is subject to the capital adequacy rule of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio of not less than 120%. The calculation of a capital adequacy ratio is described in “Regulatory Capital Rules—Japan” under Item 4. B of this annual report. As of March 31, 2008, we had a capital adequacy ratio of 226.4% compared to 217.1% as of March 31, 2007.

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

Fair value for financial instruments

The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of financial instruments, including exchange-trading securities and derivatives is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider contractual terms, position size, underlying asset prices, interest rates, dividend rates, time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to counterparty credit adjustment and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value recognized currently within Revenue—Net gain on trading in the consolidated statements of operations.

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

In determining fair value, we set forth six categories of financial instruments as described below:

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2007		March 31, 2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥12,001	¥3,783	¥8,774	¥3,680	$88	$37
Non-trading debt securities, including securities pledged as collateral	256	—	246	—	2	—
Investments in equity securities	195	—	139	—	1	—
Investments in equity securities for other than operating purposes which are classified into Other assets—other	45	—	20	—	0	—
Private equity investments	347	—	331	—	3	—
Derivative contracts(1)	830	1,017	1,551	1,474	16	15

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2008
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥7,243	¥1,531	¥8,774
Trading securities sold but not yet purchased	3,679	1	3,680
Non-trading debt securities, including securities pledged as collateral	242	4	246
Investments in equity securities	112	27	139
Investments in equity securities for other than operating purposes which are classified into Other assets—other	8	12	20
Private equity investments	0	331	331

	Billions of yen
	March 31, 2007
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥9,992	¥2,009	¥12,001
Trading securities sold but not yet purchased	3,782	1	3,783
Non-trading debt securities, including securities pledged as collateral	186	70	256
Investments in equity securities	164	31	195
Investments in equity securities for other than operating purposes which are classified into Other assets—other	35	10	45
Private equity investments	14	333	347

The fair value of trading securities, non-trading debt securities, and investments in equity securities is generally obtained from quoted market prices or broker/dealer quotations with reasonable level of price transparency, or priced with reference to comparable financial instruments whose parameters can be directly observed.

The types of instruments valued in this manner include listed equity, major sovereign government and agency bonds, supernational bonds, municipal bonds, corporates and money market instruments.

Certain trading and non-trading debt securities are less liquid and priced using management’s best estimate of fair value. These type of instruments include non-investment grade and distressed corporates debt, emerging market debt, mortgage and commercial loans, mortgage derivatives, non-investment structured notes, and structured notes with embedded exotic options.

On April 1, 2008 we adopted FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”) which provides guidance on the methodology we should follow in determination of fair value for all financial instruments held at fair value. As a result of adoption of SFAS 157, the methodology we used to value certain financial instruments such as private equity investments changed, which in some cases increased the level of management judgment applied. In addition, we also adopted FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”) as of that date which increased the number of financial instruments which we carried at fair value and hence, in some cases, increase the level of management judgment applied in determining fair value.

See Note 1, “Summary of accounting policies: Accounting changes and new accounting pronouncements” in our consolidated financial statements included in this annual report, for more details on the expected impact of adoption of SFAS 157 and SFAS 159.

Private equity business

As of April 1, 2007 we adopted AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) . As a result, all private equity investments made by investment company subsidiaries pursuant to the provisions of SOP 07-1 are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

The valuation of unlisted private equity investments at fair value requires significant management judgment because these investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has been different from the carrying value. In reaching that determination, we primarily use either our own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. For more information on our private equity activities, see “Private Equity Business” below.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2008
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥52	¥53	$1	$1
OTC derivatives	1,499	1,421	15	14

	¥1,551	¥1,474	$16	$15

	Billions of yen
	March 31, 2007
	Assets	Liabilities
Listed derivatives	¥64	¥66
OTC derivatives	766	951

	¥830	¥1,017

The fair value of OTC derivative assets and liabilities at March 31, 2007 and 2008 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2008
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥548	¥379	¥518	¥406	¥1,058	¥(1,410)	¥1,499
OTC derivative liabilities	636	414	484	362	934	(1,409)	1,421

	Billions of yen
	March 31, 2007
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥174	¥251	¥224	¥110	¥370	¥(363)	¥766
OTC derivative liabilities	286	304	204	122	368	(333)	951

Note: (1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

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

Accounting Developments

See Note 1, “Summary of accounting policies: Accounting changes and new accounting pronouncements”, in our consolidated financial statements included in this annual report.

Private Equity Business

Our private equity investments, which are made primarily through our Global Merchant Banking Division, continue to expand in both Japan and Europe.

As of April 1, 2007 we adopted AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). Certain entities which we consolidate under either a voting interest or variable interest model (“investment company subsidiaries”) are investment companies pursuant to the provisions of SOP 07-1. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to the parent entity or our group. In accordance with our investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method. Such investments may generally only be made by investment companies within the group. Non-core businesses are defined as those engaged in activities other than our five business segments.

As a result of adoption of SOP 07-1, all private equity investments made by investment company subsidiaries pursuant to the provisions of SOP 07-1 are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to the adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

Private equity business in Japan

We have an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2001, NPF has made 21 investments and exited from 15 of these investments (including partial sales) and the fair value of its investment portfolio is ¥124,974 million ($1,252 million) as at March 31, 2008.

NPF is a consolidated investment company pursuant to the provisions of SOP 07-1 and therefore carries all of its investments at fair value, with changes in fair value recognized through earnings from the adoption date of SOP 07-1 on April 1, 2007, rather than applying the equity method of accounting or consolidation, which was the accounting applied to certain investments prior to that date.

On April 11, 2008, we and our joint investors entered into a share purchase agreement among Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”), a newly established entity for this transaction, The Ashikaga Bank Ltd. and Deposit Insurance Corporation of Japan (“DICJ”). Ashikaga Holdings is scheduled to buy Ashikaga Bank’s shares from DICJ for ¥120 billion and to subscribe for Ashikaga Bank’s new shares for ¥160 billion on July 1, 2008.

Private equity business in Europe

In Europe, our private equity investments primarily comprise legacy investments made by our former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure to run our European private equity business, on March 27, 2002, we restructured our PFG and, as a result, contributed our investments in certain of our remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, we ceased consolidating the Terra Firma Investments and accounted for our investment managed by Terra Firma at fair value in accordance with the AICPA Audit and Accounting Guide, “Investment Companies” until March 31, 2007, following which we adopted SOP 07-1.

The Terra Firma Investments are held by entities which are consolidated investment companies pursuant to the provisions of SOP 07-1 and therefore we continue to account for these investments at fair value, with changes in fair value recognized through earnings.

The estimated fair value of the Terra Firma Investments was ¥ 282,824 million and ¥ 130,938 million ($1,311 million) at March 31, 2007 and 2008, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, we are a 10% investor in a ¥ 307 billion ($3.1 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥ 705 billion ($7.1 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥ 30,680 million ($307 million) and reduced to ¥7,356 million ($74 million) as a result of adjustments for recyclable distributions. As of March 31, 2008, ¥5,119 million ($51 million) had been drawn down for investments.

For TFCP III, our total commitment is ¥15,819 million ($158 million) and ¥7,292 million ($73 million) had been drawn down for investments as at March 31, 2008.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through earnings.

Other Investments

We also makes private equity investments in Europe through wholly owned subsidiaries and other consolidated entities which have third party pooling of funds. These entities are consolidated investment companies pursuant to the provision of SOP 07-1 and therefore all investments are carried at fair value, with changes in fair value recognized through earnings.

B. Liquidity and Capital Resources.

Liquidity

Overviews

Liquidity is of critical importance to Nomura and other Firms in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within 1 year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies to achieve our primary liquidity objective. These include (1) ensuring sufficient long term debt to meet our cash capital needs; (2) maintenance of liquidity portfolios comprising cash and highly liquid unencumbered securities that can be converted into cash to meet our immediate liquidity requirements; (3) diversification of funding sources by currency, products, investor base and maturity in order to minimize reliance on any one source; (4) contingency funding plans and committed, unsecured credit facilities.

The Chief Financial Officer exercises general control over the financial strategy of the Nomura group companies. Reporting to him, Global Treasury performs scenario analysis and liquidity stress testing for a variety of liquidity events, and is responsible for monitoring and managing our liquidity in accordance with policies determined by the Group Management Committee or other decision making bodies.

During the latter half of our 2007 fiscal year, there has been a significant contraction in the availability of liquidity in the global capital markets. Despite these constraints, we have maintained a ¥2,385.9 billion liquidity portfolio comprising cash and highly liquid, unencumbered securities. In addition to our designated liquidity portfolio, we have a significant amount of other unencumbered, trading inventory that can be pledged to provide additional funding. This amounts to a further ¥1,329.2 billion, our liquidity modeling does not consider this to be a liquidity source readily available to the rest of the Firm.

1. Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This allows us to be able to fund the Firm for periods at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

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

Our internal model is calculated at the subsidiary level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity between entities.

We routinely issue long term debt in various maturities and currencies to maintain a long term funding surplus, and to also achieve both cost effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for vanilla instruments greater than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 4.49 years as of March 31, 2008. Approximately 80% of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. A portion of these structured notes are either auto callable or callable at the investors request. Where there is a possibility of a call within one year, we do not assign any cash capital value. Conditions for such calls by indexes are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called. We undertake back testing to verify that predicted maturity dates are in line with actual maturities. It should be noted that debt securities and borrowings with maturities shorter than one year are not included in the long term portfolio.

We expect a significant portion of such callable notes to remain outstanding beyond the earliest call date. On this basis the average maturity of structured notes (notes with maturities longer than one year) was 10.85 years as of March 31, 2008. The average maturity of our entire long term debt portfolio including plain vanilla debt securities and borrowings was 7.46 years as of March 31, 2008. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering of the probability of redemption. Due to structure bias, we use the probability adjusted by a certain stress.

2.    Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base. We believe that maintaining relationships with our investors is critical to our liquidity strategy.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt is 22.9% of total term debt outstanding as of March 31, 2008.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies and commodities.

	March 31
	2007		2008
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1)(2)	¥1,810.9	21.7%	¥2,246.4	26.1%
Short-Term Bank Borrowings	529.5		698.7
Other Loans	25.9		86.0
Commercial Paper	526.2		445.9
Deposit at Banking Entities	349.6		327.7
Certificates of Deposit	62.1		16.7
Bonds and Notes maturing within one year	317.6		671.4
Long-Term Unsecured Debt Total	4,360.4	52.1%	4,356.1	50.8%
Long-Term Bank Borrowings	845.4		1,259.3
Other Loans	135.9		145.0
Bonds and Notes(3)	3,379.1		2,951.8
Shareholders’ Equity	2,185.9	26.2%	1,988.1	23.1%

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Including “Deposits received on banking business” and “Certificate of deposit”.
(3)	Excluding “Long term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (VIE) under FASB Interpretation No. 46-R and “Financial liabilities recognized within long term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with SFAS140”.

3.    Unsecured Funding Management. We manage the overall level of unsecured funding and created internal limits on the additional amount of unsecured funding available across the Firm. The availability of unsecured funding is set by the Group Management Committee, and monitored closely by Global Treasury.

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the Nomura group. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either the parent company or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura group.

4.    Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities might not freely move across the Nomura group.

We maintain a liquidity portfolio at Nomura Holdings Inc and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

As of March 31 , 2008, our liquidity portfolio was ¥2,385.9 billion. In addition to our Liquidity Portfolio, we have ¥1,329.2 billion of unencumbered business assets that may be pledged to raise liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Normal business volatility

(v)	Cash and collateral outflows in the event of a stress event.

Our liquidity portfolio is composed of following highly liquid products.

	March 31
	2007	2008
	(in billions)
Liquidity Portfolios	¥1,937.2	¥2,385.9
Cash, Cash Equivalent and Time Deposits	910.0	1,265.3
Overnight Call Loans	85.2	139.4
Government Securities	942.0	981.2

In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2008 was ¥3,715.1 billion—this represented 165% of our total unsecured debt maturing within one year.

	March 31
	2007	2008
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥2,368.6	¥1,329.2
Liquidity Portfolios	1,937.2	2,385.9

Total	¥4,305.8	¥3,715.1

5.    Maintain Committed Bank Facilities. In addition to our Liquidity Portfolio, we maintain un-drawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Total committed facilities were ¥370.2 billion as of March 31, 2008. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw them. We may occasionally test the effectiveness of our drawdown procedures.

6.    Maintaining and testing Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide.

Cash Flow

Cash and cash equivalents as of March 31, 2008, increased by ¥97.2 billion as compared to March, 31, 2007. Net cash used in operating activities amounted to ¥647.9 billion due to an increase of trading related assets and private equity investments (net of trading related assets and liabilities). Net cash used in investing activities was ¥102.0 billion. Net cash provided by financing activities was ¥942.9 billion as a result of an increase in borrowings.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2008, were ¥26.3 trillion, a decrease of ¥9.6 trillion compared to March 31, 2007, reflecting a decrease in loans and receivables, collateralized agreements, and other assets. Total liabilities as of March 31, 2008, were ¥24.3 trillion, a decrease of ¥9.4 trillion compared to March 31, 2007, due to a decrease in collateralized financing and borrowings. Total shareholders’ equity at March 31, 2008, was ¥2.0 trillion, a decrease of ¥0.2 trillion compared to March 31, 2007, due to a decrease in retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Senior management is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses. See Note 17, “Regulatory requirements” in our consolidated financial statements.

Our capital was ¥1,988.1 billion as of March 31, 2008 compared with ¥2,185.9 billion as of March 31, 2007. Our leverage ratio as of March 31, 2008 has decreased to 13.2 times from 16.4 times as of March 31, 2007, largely due to the increase of our shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2007	2008
	(in billions, except ratios)
Shareholders’ equity	¥2,185.9	¥1,988.1
Total assets	35,873.4	26,298.8
Adjusted assets(1)	18,035.1	15,907.4
Leverage ratio(2)	16.4x	13.2x
Adjusted leverage ratio(3)	8.3x	8.0x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

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

In line with our capital management policy, we paid the year-end dividend of ¥8.5. When added to the dividends paid in the first three quarters, the year-end dividend for the fiscal year ended March 31, 2008, brings the total annual dividend to ¥34 per share for the year.

On April 25, 2008, we announced an annual target dividend amount of ¥34 per share for the year ending March 31, 2009. The payment and dividend amounts are formally determined by a resolution of the Board of Directors. In line with the dividend policy, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be decided, taking into consideration a pay-out ratio of over 30%.

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

As of March 31, 2008, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt	Senior Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	—	A3
Rating and Investment Information, Inc.	a-1+	AA-
Japan Credit Rating Agency, Ltd.	—	AA

Nomura Securities Co., Ltd.	Short-Term Debt	Senior Debt
Standard & Poor’s	A-1	A
Moody’s Investors Service	P-1	A2
Rating and Investment Information, Inc.	a-1+	AA-
Japan Credit Rating Agency, Ltd.	—	AA

Both of Rating and Investment Information, Inc. (R&I) and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities and also for purposes of our trading and other business activities. Within the rating classification system of R&I, “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E. Off-Balance Sheet Arrangements.

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and financial performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, Nomura, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, Nomura.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which are designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity (“VIE”) under FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS140”).

A VIE, as defined by FIN46-R, is an entity with insufficient equity at risk to support its operations without additional subordinated financial support or whose equity investors lack the features of a controlling interest in the entity. In other words, equity investors in these entities lack either the ability to make significant decisions through their voting rights, an obligation to absorb the expected losses of the entity or a right to receive the expected residual returns of the entity. A QSPE is generally a passive vehicle whose activities are restricted and predetermined at inception in accordance with criteria under SFAS 140. Such vehicles are generally used to securitize financial assets such as loans and debt instruments.

Nomura’s only significant off-balance sheet arrangements with entities which meet the definition of off-balance sheet entities are through program vehicles which we use primarily for the securitization of commercial and residential mortgages, government and corporate bonds and other financial assets. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss as assessed at the balance sheet date is remote.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as transferor of financial assets to, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. For further information about off-balance arrangements with VIEs, see Note 7, “Securitization and Variable Interest Entities (VIEs)” in our consolidated financial statements.

The following table sets forth Nomura’s exposures of consolidated VIEs, exposure to significant unconsolidated VIEs and exposure to unconsolidated SPEs as at March 31, 2008, arising from our significant involvement with these entities. Nomura considers maximum exposures to loss to be limited to the amounts presented below, which are reflected in our consolidated balance sheet or the footnote discussing guarantees. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Millions of yen
	March 31, 2008
	Exposure of consolidated VIEs	Exposure to significant unconsolidated VIEs	Exposure to unconsolidated SPEs	Total
Trading Assets:
Equities and convertible bonds	173,226	—	—	173,226
Government and government agency bonds	1,133	—	—	1,133
Bank and corporate debt securities	2,553	26,517	37,459	66,529
Mortgage and mortgage-backed securities	63,063	195,381	—	258,444
Beneficiary interests and other	—	6,270	9,433	15,702
Derivatives(1)	95	—	(1,702)	(1,607)
Office buildings, land, equipment and facilities	47,580	—	—	47,580
Others	2,674	32,432	—	35,106
Standby letters of credit and other guarantees	—	409	—	409

(1)	The amounts represent current balance sheet carrying value of derivatives. Notional amounts are ¥673 million for exposure of consolidated VIEs and ¥45,162 million for exposure to unconsolidated SPEs.

Nomura may be required to consolidate off-balance sheet entities which are currently not consolidated under the provisions of FIN 46-R, should it become the primary beneficiary of those vehicles. The primary beneficiary of an entity is determined through an assessment of which entity absorbs the majority of the expected losses or is entitled to the majority of the expected benefits of that entity, or both. Such an assessment takes into account Nomura’s variable interests in the entity as well the seniority of its interests in relation to those of other variable interest holders.

Nomura is required to reconsider its position and whether or not it absorbs the majority of the risks and rewards of a VIE and may, therefore, be required to consolidate the vehicle if:

•

The obligation to absorb expected losses or the right to receive expected residual returns is reallocated between the existing primary beneficiary and other parties due to a change in the entity’s governing documents or contractual arrangements;

•	The existing primary beneficiary sells or disposes of all or part of its variable interests to unrelated parties;

•	The variable interest entity issues new variable interests to parties other than the primary beneficiary and its related parties; or

•	Nomura acquires additional variable interests in the variable interest entity.

Taking into consideration the triggers above, Nomura reassesses whether it is primary beneficiary of off-balance sheet entities at least quarterly.

F. Tabular Disclosure of Contractual Obligations.

As part of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking / financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

Long-term borrowings:

•	In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest in accordance with our funding policy.

Operating lease commitments:

•	We lease our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain equipment and facilities under capital lease agreements.

Commitments to extend credit:

•	In connection with our banking / financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with customers under which we commit to underwrite notes that may be issued by the customers.

Commitments to invest in partnership:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to these partnerships.

Note 11, “Borrowings” contains further detail on our short-term and long-term borrowing obligation and Note 19, “Commitments, contingencies and guarantees” contains further detail on our commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on managements’ credit evaluation of the counterparty.

The following table shows our contractual obligations and contingent commitments as well as their maturities as of March 31, 2008:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	¥6,438	¥3,277	¥3,045	¥116	¥—
Long-term borrowings(1)	4,845,216	476,131	796,348	1,189,104	2,383,633
Operating lease commitments	57,884	12,765	18,358	12,266	14,495
Capital lease commitments(2)	1,333	501	625	206	1
Purchase obligations(3)	10,760	9,935	825	—	—
Commitments to extend credit	181,341	64,448	31,975	33,518	51,400
Commitments to invest in partnerships	124,154	4,221	47,935	23,925	48,073

Total	¥5,227,126	¥571,278	¥899,111	¥1,259,135	¥2,497,602

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	$64	$33	$30	$1	$—
Long-term borrowings(1)	48,525	4,768	7,975	11,909	23,873
Operating lease commitments	580	128	184	123	145
Capital lease commitments(2)	13	5	6	2	0
Purchase obligations(3)	108	100	8	—	—
Commitments to extend credit	1,816	645	320	336	515
Commitments to invest in partnerships	1,243	42	480	240	481

Total	$52,349	$5,721	$9,003	$12,611	$25,014

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with SFAS 140. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The total contractual amount of capital lease commitments is calculated as the present value of minimum lease payments.
(3)	Purchase obligations for goods and services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on our consolidated balance sheet as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amount to ¥2,338 billion ($23 billion) for resale agreements and ¥5,579 billion ($56 billion) for repurchase agreements at March 31, 2008.

Item 6. Directors and Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Nomura’s Directors as of June 30, 2008. With respect to the information under “Brief Personal History” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
Junichi Ujiie	Chairman of the Board of Directors	Nov. 1975	Joined Nomura
(Oct. 12, 1945)	Chairman of the Nomination Committee	Jun. 1990	Director
	Chairman of the Compensation Committee Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research	Jun. 1992	Director and Head of Americas Division
		Jun. 1995	Managing Director and Head of Americas Division
		Jun. 1996	Managing Director in charge of Risk Analysis Division
		May 1997	President & CEO
		Apr. 2003	Chairman of the Board of Directors
		Jun. 2003	Chairman of the Board of Directors and Senior Managing Director
		Apr. 2006	Chairman of the Board of Directors

Kenichi Watanabe (Oct. 28, 1952)	Director and President & CEO	Apr. 1975	Joined Nomura
	Director and President & CEO of Nomura Securities Co., Ltd.	Jun. 1998	Director
		Jun. 2000	Managing Director
		Oct. 2001	Director Managing Director of Nomura Securities Co., Ltd.
		Apr. 2002	Executive Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2004	Executive Vice President of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
		Mar. 2006	Retired from Senior Managing Director
		Apr. 2006	Deputy President of Nomura Securities Co., Ltd.
		Apr. 2008	President & CEO Director and President & CEO of Nomura Securities Co., Ltd.
		Jun. 2008	Director and President & CEO

Takumi Shibata (Jan. 8, 1953)	Director and Deputy President & COO Director and Deputy President & COO of Nomura Securities Co., Ltd. Director of Fortress Investment LLC	Apr. 1976 Jun. 1998 Jun. 2000 Sep. 2001 Oct. 2001	Joined Nomura Director Managing Director Retired from Managing Director Managing Director of Nomura Securities Co., Ltd.

		Apr. 2003	Executive Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2004	Director and Executive Vice President of Nomura Securities Co., Ltd.
		Mar. 2005	Retired from Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2005	Director and President & CEO of Nomura Asset Management Co., Ltd.
		Mar. 2006	Retired from Senior Managing Director
		Mar. 2008	Retired from Director and President & CEO of Nomura Asset Management Co., Ltd.
		Apr. 2008	Deputy President & COO Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Deputy President & COO
Director and Deputy President & COO of Nomura Securities Co., Ltd.

Masanori Itatani	Director	Apr. 1976	Joined Nomura
(Oct. 13, 1953)	Director of Nomura Securities Co., Ltd.	Jun. 1998	Director in charge of Corporate Communications and IR
		Jun. 2000	Director in charge of Planning Division and Corporate Communications
		Oct. 2001	Director in charge of General Affairs Department
		Jun. 2003	Senior Managing Director in charge of Global Corporate Communications, General Affairs Department and Secretariat

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
		Apr. 2004	Senior Managing Director in charge of Internal Audit
		Apr. 2006	Executive Managing Director in charge of Internal Audit
		Jun. 2007	Director

Yoshifumi Kawabata (Nov. 3, 1952)	Director	Apr. 1975	Joined Nomura
		Jun. 1998	Director
		Jun. 2000	President of Nomura Babcock & Brown Co., Ltd
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Apr. 2002	Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Director and President of Nomura Babcock & Brown Co., Ltd. Executive Managing Director of Nomura Securities Co., Ltd.
		Mar. 2005	Retired from Senior Managing Director Retired from Executive Managing Director of Nomura Securities Co., Ltd.
		Mar. 2008	Retired from Director and President of Nomura Babcock & Brown Co., Ltd.
		Apr. 2008	Advisor
		Jun. 2008	Retired from Advisor
		Jun. 2008	Director

Masaharu Shibata (Feb. 21, 1937)	Director	Apr. 1959	Joined NGK Insulators, Ltd.
	Member of the Nomination Committee Member of the Compensation Committee	Jun. 1994	President & CEO of NGK Insulators, Ltd.
	Director of Nomura Securities Co., Ltd.	Oct. 2001	Director
	Chairman of NGK Insulators, Ltd.	Jun. 2002	Chairman of NGK Insulators, Ltd.
	Chairman of NGK Technica, Ltd.	Jun. 2007	Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd.
Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd.

Hideaki Kubori	Director	Apr. 1971	Registered as attorney at law and
(Aug. 29, 1944)	Member of the Nomination Committee		joined Mori Sogo Law Offices
	Member of the Compensation Committee	Mar. 1998	Left Mori Sogo Law Offices
	Director of Nomura Securities Co., Ltd.	Apr. 1998	Chairman, Hibiya Park Law Offices
	Chairman of Hibiya Park Law Offices	Apr. 2001	Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
Statutory Auditor of Sourcenext Corporation

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
		Oct. 2001	Director
		Mar. 2002	Retired from Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
		Feb. 2003	Statutory Auditor, Sourcenext Corporation

Haruo Tsuji (Dec. 6, 1932)	Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Corporate Advisor of Sharp Corporation Director of Kobayashi Pharmaceutical Co., Ltd.	Mar. 1955	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation)
		Jun. 1986	President, Sharp Corporation
		Jun. 1998	Corporate Advisor, Sharp Corporation
		Jun. 2001	Statutory Auditor
		Jun. 2003	Director
		Jun. 2008	Director of Kobayashi Pharmaceutical Co., Ltd.

Fumihide Nomura	Director	Apr. 1957	Joined Nomura
(Apr. 13, 1934)	Member of the Audit Committee	Dec. 1976	Director
	President of Nomura Shokusan Co., Ltd.	Dec. 1979	Managing Director
		Dec. 1982	Statutory Auditor
		Jun. 2003	Director

Masahiro Sakane	Director	Apr. 1963	Joined Komatsu Ltd.
(Jan. 7, 1941)	Chairman of the Board of Komatsu Ltd.	Jun. 2001	President of Komatsu Ltd.
	Director of Tokyo Electron Limited	Jun. 2003	President & CEO of Komatsu Ltd.
		Jun. 2007	Chairman of the Board of Komatsu Ltd.
		Jun. 2008	Director of Tokyo Electron Limited
		Jun. 2008	Director

Tsuguoki Fujinuma (Nov. 21, 1944)

Director

Director of Tokyo Stock Exchange Group, Inc.

Governor of Tokyo Stock Exchange Regulation

Advisor of The Japanese Institute of Certified Public Accountants

Statutory Auditor of Sumitomo Corporation

Statutory Auditor of Takeda Pharmaceutical Company Limited

		Apr. 1969	Entered Horie Morita Accounting Firm
		Jun. 1970	Joined Arthur & Young Accounting Firm
		Nov. 1974	Registered as a certified public accountant
		May 1991	Managing Partner of Asahi Shinwa Accounting Firm
		Jun. 1993	Managing Partner of Ota Showa & Co. (currently, Ernst & Young ShinNihon)
		May 2000	President of the International Federation of Accountants

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
		Nov. 2002	Retired from President of the International Federation of Accountants
		Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
		Jun. 2007	Retired from Ernst & Young ShinNihon
		Jul. 2007	Retired from Chairman and President of the Japanese Institute of Certified Public Accountants Advisor of the Japanese Institute of Certified Public Accountants
		Aug. 2007	Director of Tokyo Stock Exchange Group, Inc.
		Oct. 2007	Governor of Tokyo Stock Exchange Regulation
		Apr. 2008	Specially-appointed Professor of Chuo Graduate School of Strategic Management
		Jun. 2008	Statutory Auditor of Sumitomo Corporation
		Jun. 2008	Director
		Jun. 2008	Statutory Auditor of Takeda Pharmaceutical Company Limited

Among the above listed Directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Masahiro Sakane and Tsuguoki Fujinuma satisfy the requirements for an “outside director” under the Companies Act. The Companies Act defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

Executive Officers

The following table provides information about Nomura’s Executive Officers as of June 30, 2008. With respect to the information under “Brief Personal History” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities	Brief Personal History
Kenichi Watanabe (Oct. 28, 1952)	Director President & Chief Executive Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Takumi Shibata (Jan. 8, 1953)	Director Deputy President & Chief Operating Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Akihiko Nakamura	Executive Managing Director	Apr. 1978	Joined Nomura
(Apr. 14, 1954)	Chief Information Officer	Jun. 2000	General Manager of Retail Strategy Dept.
		Jun. 2001	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director and Head of Global IT & Operations
		Apr. 2006	Executive Managing Director and Chief Information Officer
		Mar. 2007	Retired from Senior Managing Director of Nomura Securities Co., Ltd.

Toshio Hirota	Executive Managing Director	Apr. 1981	Joined Nomura
(Apr. 21, 1957)	Head of Communications	Jul. 2001	General Manager of Investment Banking Department I. and Investment Banking Department III.
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Mar. 2007	Retired from Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director and Head of Communications

Hideyuki Takahashi	Executive Managing Director	Apr. 1979	Joined Nomura
(Jan. 10, 1956)	Head of Internal Audit	Nov. 2000	President & CEO of Nomura Securities International, Inc.

Name (Date of Birth)	Responsibilities	Brief Personal History
		Apr. 2002	Director of Nomura Securities Co., Ltd.
		Apr. 2002	President & CEO of Nomura Holding America Inc.
		Oct. 2002	Head of Regional Management, Americas
		Jun. 2003	Retired from Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director
		Jun. 2007	Executive Managing Director and Head of Internal Audit

Yugo Ishida	Executive Managing Director	Apr. 1979	Joined Nomura
(Jan. 1, 1957)	Head of Regional Management, Europe	Jun. 2000	Regional Head of Europe Equity
		Apr. 2004	Senior Managing Director, Co-Regional Management of Europe Region and President of Nomura Europe Holdings plc
		Apr. 2006	Head of Regional Management, Europe
		Apr. 2008	Executive Managing Director

Akihito Watanabe (May 24, 1957)	Senior Managing Director	Apr. 1981	Joined Nomura
	Head of Group Human Resources Development	Oct. 2001	General Manager of Corporate Planning Department of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director and Head of Global Research Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2006	Head of Group Human Resources Development

Shigesuke Kashiwagi (Nov. 13, 1959)	Senior Managing Director	Apr. 1982	Joined Nomura
	Head of Regional Management, Americas	Apr. 2002	General Manager of Fixed Income Department of Nomura Securities Co., Ltd
		Apr. 2004	Senior Managing Director and Head of Global Fixed Income
Senior Managing Director of Nomura Securities Co., Ltd.
		Mar. 2006	Retired from Senior Managing Director and Head of Global Fixed Income
		Jul. 2006	President & CEO of Nomura Securities International, Inc.
		Mar. 2007	Retired from Senior Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities	Brief Personal History
		Apr. 2007	Senior Managing Director and Co-Head of Regional Management, Americas
		Jun. 2007	Head of Regional Management, Americas and President & CEO of Nomura Holding America Inc.

Masafumi Nakada	Senior Managing Director	Apr. 1981	Joined Nomura
(Jul. 30, 1958)	Chief Financial Officer	Apr. 2003	General Manager of Compliance Department of Nomura Securities Co., Ltd.
		Apr. 2005	Senior Managing Director, Chief Financial Officer and Head of Global Risk Management, Treasury, Controller and IR Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2006	Chief Financial Officer
		Mar. 2008	Retired from Senior Managing Director of Nomura Securities Co., Ltd.

Noriaki Nagai	Senior Managing Director	Apr. 1981	Joined Nomura
(Dec. 1, 1957)	Head of Corporate Office	Jun. 2000	General Manager of Legal Department of Nomura Securities Co. Ltd.
		Apr. 2006	Senior Managing Director and Head of Corporate Office Senior Managing Director of Nomura Securities Co., Ltd.

Yoshinori Go	Senior Managing Director	Apr. 1981	Joined Nomura
(Aug. 13, 1958)	Head of Regional Management, Asia	Apr. 2006	Co-President & COO of Nomura Asia Holding N.V.
		Apr. 2007	Senior Managing Director and Head of Asia Region Marketing
		Apr. 2008	Head of Regional Management, Asia
President & CEO of Nomura Asia Holding N.V.

Yuji Nakata	Senior Managing Director	Apr. 1983	Joined Nomura
(Jun. 6, 1959)	Global Markets (based in Europe)	Jul. 2004	Managing Director of Risk Management Department of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities	Brief Personal History
		Apr. 2007	Senior Managing Director of Nomura Securities Co., Ltd. and Head of Asia Region Products
		Mar. 2008	Retired from Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Senior Managing Director and Global Markets (based in Europe)

Yoshihiro Fukuta	Senior Managing Director	Apr. 1985	Joined Nomura
(Jun. 4, 1962)	Head of Regional Management, Asia	Jan. 2004	President of Nomura Italia S.I.M.p.A
		Apr. 2008	Senior Managing Director and Head of Regional Management, Asia

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

Base Salary

The base salary of each Director and Executive Officer for each fiscal year is calculated by aggregating the following amounts, each of which is considered and determined by our Compensation Committee:

•	the amount reflecting his or her career;

•	the amount reflecting his or her post and responsibilities; and

•	the amount reflecting our consolidated return on equity for the previous fiscal year.

Under our compensation policy, the amount reflecting our consolidated return on equity for the previous fiscal year is determined as follows:

Consolidated ROE (X)	X (less than) 0%	0% (less-or-equal) X (less than) 5%	5% (less-or-equal) X (less-or-equal) 10%	10% (less than) X (less-or-equal) 15%	15% (less than) X
Amount	0	1/3 of Standard Amount	2/3 of Standard Amount	Standard Amount	4/3 of Standard Amount

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

Aggregate Compensation

	(for the year ended March 31, 2008)
Director or Executive Officer	Number of Directors or Executive Officers	Amount of Aggregate Compensation
Directors	8	¥445 million
(Of them, outside Directors)	(4)	¥(131 million	)
Executive Officers	13	¥1,198 million

Total	21	¥1,643 million

(Notes)

1.	3 of the Directors are concurrently serving as Executive Officers. Those Directors who are also Executive Officers are paid as Executive Officers but not as Directors.
2.	Within the aggregate amount of compensation ¥1,643 million, ¥534 million of stock acquisition rights (equity-based compensation), other non-monetary compensation of ¥2 million and retirement allowance of ¥213 million which was resolved at the 98th ordinary general meeting of shareholders held on June 26, 2002 are included.

Equity-Based Compensation

Stock acquisition rights are issued to executives and employees of Nomura and its subsidiaries as compensation for the execution of their duties. We believe that stock acquisition rights issued under our stock option plans provide incentives to our executives and employees so as to align their interests with those of our shareholders, to improve performance across Nomura and its subsidiaries.

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

Stock Acquisition Rights

	(as of March 31, 2008)
Name of Stock Acquisition Rights	Allotment Date	Number of Shares under Stock Acquisition Rights	Exercise Period of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights	Paid-in Amount for Stock Acquisition Rights
Stock Acquisition Rights No.1	August 5, 2002	1,166,000	From July 1, 2004 to June 30, 2009	1,794	0
Stock Acquisition Rights No.2	July 22, 2003	1,239,000	From July 1, 2005 to June 30, 2010	1,619	0
Stock Acquisition Rights No.3	June 4, 2004	269,000	From June 5, 2006 to June 4, 2011	1	0
Stock Acquisition Rights No.4	August 16, 2004	1,250,000	From July 1, 2006 to June 30, 2011	1,607	0
Stock Acquisition Rights No.5	April 25, 2005	295,000	From April 26, 2007 to April 25, 2012	1	0
Stock Acquisition Rights No.6	June 3, 2005	480,000	From June 4, 2007 to June 3, 2012	1	0
Stock Acquisition Rights No.7	July 25, 2005	63,800	From July 26, 2007 to July 25, 2012	1	0
Stock Acquisition Rights No.8	July 25, 2005	1,534,800	From July 1, 2007 to June 30, 2012	1,409	0
Stock Acquisition Rights No.9	April 24, 2006	2,436,800	From April 25, 2008 to April 24, 2013	1	0
Stock Acquisition Rights No.10	June 12, 2006	985,500	From June 13, 2008 to June 12, 2013	1	0
Stock Acquisition Rights No.11	July 14, 2006	1,807,000	From July 7, 2008 to July 6, 2013	2,201	0
Stock Acquisition Rights No.12	October 10, 2006	16,000	From October 11, 2008 to October 10, 2013	1	0
Stock Acquisition Rights No.13	April 25, 2007	4,106,100	From April 26, 2009 to April 25, 2014	1	0
Stock Acquisition Rights No.14	June 21, 2007	1,204,400	From June 22, 2009 to June 21, 2014	1	0
Stock Acquisition Rights No.15	August 1, 2007	113,000	From August 2, 2009 to August 1, 2014	2,382	0
Stock Acquisition Rights No.16	August 1, 2007	1,891,000	From August 2, 2009 to August 1, 2014	2,382	0
Stock Acquisition Rights No.17	August 1, 2007	2,591,300	From August 2, 2009 to August 1, 2014	1	0
Stock Acquisition Rights No.18	October 19, 2007	216,600	From October 20, 2009 to October 19, 2014	1	0

(Notes)

1:	Stock acquisition rights (including those granted to Directors and Executive Officers of Nomura which are stated in the table on next page) are issued in conjunction with stock option plan.
2:	The number of shares issuable under stock acquisition rights is subject to adjustments under certain circumstances including stock split.

Stock Acquisition Rights Held by Directors and Executive Officers of Nomura

	(as of March 31, 2008)
		Numbers of Holders
Name of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)	Outside Directors
Stock Acquisition Rights No.1	165,000	12	3
Stock Acquisition Rights No.2	253,000	13	4
Stock Acquisition Rights No.3	76,000	7	3
Stock Acquisition Rights No.4	174,000	16	4
Stock Acquisition Rights No.6	138,000	12	3
Stock Acquisition Rights No.8	166,000	17	4
Stock Acquisition Rights No.10	270,600	16	4
Stock Acquisition Rights No.11	106,000	17	4
Stock Acquisition Rights No.14	236,500	17	4
Stock Acquisition Rights No.15	106,000	17	4

At the ordinary general meeting of shareholders held on June 26, 2008, the authorization to determine a solicitation plan to grant “Stock Option A” and “Stock Option B”, each of which stock options represents 100 shares, to Directors, Executive Officers, and employees of our subsidiaries in and outside Japan was delegated to our Board of Directors. These stock options are exercisable during a period to fall within seven years of the allotment date, which is to be decided by our Board of Directors or an Executive Officer designated by our Board of Directors. The exercise price of Stock Option A will be determined by reference to the market price of our common stock while that of Stock Option B will be ¥1 per share. Subject to adjustments, a total of 17,500,000 shares will be issuable upon full exercise of all the stock options granted in this round, 2,500,000 shares of which will be issuable for Stock Option A and 15,000,000 shares of which will be issuable for Stock Option B.

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

We adopted the Committee System by amending our Articles of Incorporation by way of a special resolution adopted at our ordinary general meeting of shareholders held on June 26, 2003. Our Board of Directors established three committees, a Nomination Committee, an Audit Committee and a Compensation Committee, as described below. Through the adoption of the Committee System, we aim to strengthen management oversight, increase transparency in our management and have more flexible group operations. Our Board of Directors has the authority to determine our basic management policy and supervise the execution by the Directors and Executive Officers of their duties. Our Board of Directors has, by resolution, delegated to our Executive Officers most of its authority to make decisions with regard to our company’s business.

Our Articles of Incorporation provide for not more than 20 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. From among its members, our Board of Directors elects the Chairman. Our Board of Directors met 11 times during the year ended March 31, 2008. As a group, our Directors attended over 90% of the total number of meetings of our Board of Directors.

Compensation Committee

Our Compensation Committee is authorized to determine the policy with respect to the determination of the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each Director and Executive Officer. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Compensation Committee met 2 times during the year ended March 31, 2008. Each member attended every meeting of our Compensation Committee during the year.

Nomination Committee

Our Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders by our Board of Directors. This committee’s current members are Junichi Ujiie, Masaharu Shibata and Hideaki Kubori. Junichi Ujiie is the Chairman of this committee. Our Nomination Committee met 3 times during the year ended March 31, 2008. Each member Directors attended every meeting of our Nomination Committee during the year.

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

This committee is currently composed of Haruo Tsuji, Fumihide Nomura and Tsuguoki Fujinuma. Haruo Tsuji is the Chairman of this committee. Our Audit Committee met 23 times during the year ended March 31, 2008. Each member Directors attended over 90% of the total number of meetings of our Audit Committee during the year.

Limitation of Liabilities of Some Directors

We have entered into agreements with four of our Directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Masahiro Sakane and Tsuguoki Fujinuma, that limit their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, up to the higher of (a) ¥20 million or (b) the amount specified in the agreements. The amount specified in each of these agreements is generally the aggregate amount of two years’ remunerations and other compensation received or entitled to be received by the respective Director.

Information Concerning Our Executive Officers

Our Executive Officers have the authority to determine the matters delegated by the resolutions of our Board of Directors and execute our business activities. Our Articles of Incorporation provide for not more than 45 Executive Officers. Executive Officers are elected at a meeting of our Board of Directors meeting, and the normal term of Executive Officers is one year, although they may serve any number of consecutive terms. Some of the Executive Officers appointed by our Board of Directors are members of our Group Management Committee where they discuss or determine important matters concerning our group management.

Corporate Governance Practices

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as Nomura, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Nomura. The information set forth below is current as of June 30, 2008.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a majority of Directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	In accordance with the Companies Act, Nomura has elected to adopt the Committee System, under which, among other things, it has established an Audit Committee, a Nomination Committee and a Compensation Committee under its Board of Directors. Under the Companies Act, Nomura is not required to have outside directors comprising a majority of its Directors, but is required to have on each committee at least three Directors, a majority of whom must be “outside” Directors. Nomura has eleven Directors, five of whom are outside Directors. An outside director of a corporation is defined under the Companies Act as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, Nomura is not required to hold such executive sessions for its outside Directors.

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	Nomura has an Audit Committee consisting of three Directors, two of whom are outside Directors under the Companies Act and all of whom are independent directors under the Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Audit Committee is charged with the responsibility to monitor the performance of the Directors and Executive Officers of Nomura and to propose the appointment or dismissal of its accounting auditors and accounting firm. The Audit Committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	Nomura has a Nomination Committee consisting of three Directors, two of whom are outside Directors. The Nomination Committee is charged with the responsibility to propose to the general meeting of shareholders the election or dismissal of Directors.

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	Nomura has a Compensation Committee consisting of three Directors, two of whom are outside Directors. The Compensation Committee is charged with the responsibility to determine the compensation of each Director and Executive Officer of Nomura.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of our Directors and Executive Officers (including the equity compensation plan under our stock option plan in the form of stock acquisition rights) and makes such determination under such compensation policy. Under the Companies Act, the stock option is deemed to be payment of compensation equivalent to the services performed by our Directors and Executive Officers. In respect of the equity compensation for directors, executive officers, statutory auditors and employees of Nomura’s subsidiaries under our stock option plan in the form of stock acquisition rights, such plan must be approved by a “special” resolution adopted at a general meeting of shareholders. A special resolution requires as a quorum one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting.

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

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2006	2007	2008
Japan	11,302	12,132	13,938
Europe	1,515	1,791	1,956
Americas	1,073	1,322	1,063
Asia (other than Japan) and Oceania	778	900	1,070

Total	14,668	16,145	18,027

Japan

In Japan, as of March 31, 2008, we had 13,938 employees, of which 9,368 were engaged in Domestic Retail, 773 were engaged in Global Markets, 869 were engaged in Global Investment Banking, 57 were engaged in Global Merchant Banking and 909 were engaged in Asset Management.

As of March 31, 2008, 8,425 of Nomura Securities’ employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Pursuant to this contract, salaries and bonuses are negotiated with the labor union based on our overall performance during the relevant fiscal period and our financial position.

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

Overseas

As of March 31, 2008, we had 4,089 employees overseas, including 1,956 in Europe, 1,063 in the Americas and 1,070 in Asia (excluding Japan) and Oceania.

Most of our overseas professional employees receive salaries as well as incentive compensation in the form of bonuses and profit sharing. Compensation for some of our employees consists largely of incentive compensation. Our employees overseas are not unionized.

We have not experienced any strikes or other labor disputes overseas and consider our overseas employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of June 30, 2008. As of that date, none of them owned 1% or more of our issued and outstanding shares.

Directors

Name	Number of Shareholdings
Junichi Ujiie	130,335
Kenichi Watanabe	11,839
Takumi Shibata	40,963
Masanori Itatani	59,140
Yoshifumi Kawabata	14,012
Masaharu Shibata	17,000
Hideaki Kubori	6,000
Haruo Tsuji	4,000
Fumihide Nomura	188,626
Masahiro Sakane	3,400
Tsuguoki Fujinuma	0

Total	475,315

Executive Officers

Name	Number of Shareholdings
Kenichi Watanabe	See above
Takumi Shibata	See above
Akihiko Nakamura	29,870
Toshio Hirota	16,524
Hideyuki Takahashi	8,908
Yugo Ishida	13,399
Akihito Watanabe	11,000
Shigesuke Kashiwagi	35,000
Masafumi Nakada	3,203
Noriaki Nagai	10,800
Yoshinori Go	9,001
Yuji Nakata	5,507
Yoshihiro Fukuta	8,400

Total	204,414

For information regarding stock options granted to our Directors and Executive Officers, see “Equity-Based Compensation” under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table shows our major shareholders who are beneficial owners holding more than 5% of our outstanding common stock as of March 31, 2008.

Names of Shareholders	Number of Shares Owned and Percentage of Voting Right
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	120,113	6.31
The Master Trust Bank of Japan, Ltd. (Trust Account)	115,525	6.07

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2008, there were 180 record shareholders of Nomura with addresses in the United States, and those U.S. holders held 358,142,665 shares of Nomura’s common stock, representing 18.2% of Nomura’s then outstanding common stock. As of March 31, 2008, there were 55,608,974 ADSs outstanding, representing 55,608,974 shares of Nomura’s common stock or 2.8% of Nomura’s then outstanding common stock.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building Co., Ltd. (“NLB”) currently owns some of our leased office space in Japan. We held 38.6% of NLB’s outstanding share capital at March 31, 2008.

Other major shareholders of NLB were Nomura Research Institute, Ltd. (“NRI”), holding 19.2%, and JAFCO Co., Ltd., holding 19.2%.

For the year ended March 31, 2008, we paid ¥4,912 million in rent to NLB. As of March 31, 2008, we had ¥9,246 million in lease deposits with NLB.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides investigation/research services and management consulting services. We are one of the major customers of NRI.

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 millions of its shares from Nomura in November 2005. We held 37.7% of NRI’s outstanding share capital at March 31, 2008.

For the year ended March 31, 2008, we purchased ¥52,890 million worth of software and computer equipment, and paid NRI ¥40,366 million for other services.

Directors

Our Director Mr. Fumihide Nomura serves as President of Nomura Shokusan Co., Ltd. (“Shokusan”) incorporated in Japan, which is principally engaged in real-estate leasing. Shokusan leases a commercial property to our subsidiary, Nomura Facilities, Inc. During the year ended March 31, 2008, Nomura Facilities, Inc. had paid ¥29 million in monthly rent to Shokusan from April 2007 to September 2007 and ¥34.8 million in monthly rent from October 2007 to March 2008. This transaction was in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. We hold approximately 0.9% of Shokusan’s outstanding stocks.

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

The German bank West LB AG (“WestLB”) issued two sets of High court proceedings in England against Nomura International plc (NIP) (details of the claims were only made known to NIP in December 2006 and July 2007 respectively). These claims relate to Box Clever group (“Box Clever”) which was created by the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group in June 2000. The merger was financed by WestLB who provided a loan facility to Box Clever to purchase the relevant Thorn and Granada businesses. In June 2002, the cash flows from the rental business of Box Clever were securitized, with WestLB acting as the joint lead manager with a Canadian investment bank. In September 2003, Box Clever ran into financial difficulties and was placed into administrative receivership.

WestLB’s claims relate to NIP’s compilation and the provision and accuracy of information and projections regarding the financial strength of Thorn and the future performance of Box Clever in relation to the 2000 merger and 2002 securitization. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million with other unquantified losses, being the loss WestLB claims to have suffered following the failure of the Box Clever group. Nomura believes that the claims are without merit and it shall vigorously defend them.

In 1998, one of our European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On 16 June, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On 19 June, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. NPI and NIP have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations for fair and equitable treatment under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On 30 November 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings, Inc, NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential, but on 6 June, 2008, in accordance with the settlement agreement, it was determined that the Czech Republic should pay to Nomura CZK 2.8 billion (approximately ¥18.7 billion) plus interest.

CSOB is pursuing a legal action before the Czech courts seeking damages of up to $629 million against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On 5 October 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. Nomura believes that the claim is wholly without merit and it shall continue vigorously to defend it.

On April 22, 2008, a former employee of the M&A Advisory Department of Nomura Securities Co., Ltd. (“NSC”) was arrested on suspicion of insider trading and on June 2, 2008 he was indicted. On April 25, 2008, the Board of Directors of NSC established an independent committee to investigate the information management system in NSC. On June 6, 2008, the committee concluded that there was no evidence NSC had breached insider trading regulations and relevant self-regulatory rules including those of the Japan Securities Dealers Association. The committee made recommendations to NSC regarding risk mitigation measures for possible similar incidents in the future. In response to the recommendations, NSC announced it was adopting preventative measures including controlling the flow of information, improving procedures for the hiring and training of staff, and reinforcing internal rules on stock trading. In accordance with the Financial Instruments and Exchange Act, NSC may be required by the order of the Financial Services Agency of Japan to report on its measures for improving business operation.

Dividend Policy

For our dividend policy, see “Capital Management—Dividends” under Item 5.B of this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2008.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Calendar Year	High	Low	High	Low
Annual highs and lows
2001 (for the ADSs, starting on December 17, 2001)	¥2,890	¥1,451	$13.05	$11.35
2002	2,190	1,190	17.40	8.91
2003	2,125	1,087	19.11	9.07
2004	1,966	1,278	18.66	12.05
2005	2,320	1,295	19.73	11.65
2006	2,770	1,843	24.30	15.63
2007	2,870	1,726	23.61	15.22
Quarterly highs and lows
2006
First Quarter	2,630	1,960	22.43	17.50
Second Quarter	2,770	1,959	24.30	16.96
Third Quarter	2,310	1,912	19.81	16.44
Fourth Quarter	2,265	1,843	19.15	15.63
2007
First Quarter	2,870	2,205	23.61	18.55
Second Quarter	2,580	2,250	21.05	19.12
Third Quarter	2,440	1,726	19.74	15.22
Fourth Quarter	2,175	1,728	18.96	15.75
Monthly highs and lows
2008
January	1,817	1,395	16.96	13.08
February	1,832	1,471	17.05	13.65
March	1,664	1,401	16.27	14.25
April	1,848	1,475	17.64	14.49
May	1,907	1,683	17.89	14.29
June (through June 27)	1,918	1,574	17.87	14.50

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

General

Under our Articles of Incorporation, the authorized share capital is 6,000,000,000 shares, of which 1,965,919,860 shares were issued as of March 31, 2008. All issued shares are fully-paid and non-assessable, and are in registered form. Under the Companies Act shares are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered in our register of shareholders, in accordance with our Share Handling Regulations. For this purpose, shareholders are required to file their names, addresses and seals with our share registrar. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.

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

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant parts of the law will come into effect within five years of the date of promulgation. On the effective date, currently expected to be January 5, 2009, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, will be subject to the new central clearing system. On the same day, all existing share certificates of all Japanese companies listed on any Japanese stock exchange, including our shares, will become null and void and the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

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

Stock Splits

We may at any time split the issued shares into a greater number of shares by resolution of our Board of Directors, and in accordance with the Companies Act, our Board of Directors has by resolution delegated to our Group Management Committee powers to make such stock splits.

In accordance with the Companies Act, our Board of Directors has by resolution delegated to our Group Management Committee powers to increase the authorized shares up to the number reflecting the rate of stock splits and amend our Articles of Incorporation to this effect without the approval of a general meeting of shareholders. For example, if each share became three shares by way of a stock split, we may increase the authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date therefore, not less than two weeks prior to such record date.

Japanese Unit Share System

Our Articles of Incorporation provide that 100 shares constitute one “unit”. The Companies Act permits us, by resolution of our Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend our Articles of Incorporation to this effect without the approval of a general meeting of shareholders.

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

Right of a Holder of Shares Representing Less than One Unit to Purchase from Us Its Shares up to a Whole Unit. Our Articles of Incorporation provide that a holder of shares representing less than one unit may request us to sell any fractional shares we may have to such holder so that the holder can raise its fractional ownership up to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell becomes effective or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, except in limited circumstances as provided by our Share Handling Regulations. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to our Share Handling Regulations.

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

Ordinary General Meeting of Shareholders

We normally hold our ordinary general meeting of shareholders in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any general meeting of shareholders must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

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

The Companies Act provides that certain important matters shall be approved by a “special resolution” of general meeting of shareholders. Our Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important matters include:

•	a reduction of stated capital,

•	amendment to the Articles of Incorporation (except amendments which the Board of Directors (or under the Committee System, Executive Officers) are authorized to make under the Companies Act),

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a corporate split requiring shareholders’ approval,

•	the transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval,

•	any issuance of new shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price,

•	any issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions,

•	purchase of shares by us from a specific shareholder other than our subsidiary,

•	consolidation of shares, and

•	release of part of directors’, independent auditor’s or executive officers’ liabilities to their corporation.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation when we issue new shares. Under the Companies Act, our Group Management Committee, which has been delegated by our Board of Directors with the authority to issue new shares, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior notice to shareholders of the record date.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by our Group Management Committee, which has been delegated by our Board of Directors with the authority to issue stock acquisition rights, unless it is made under “specially favorable” conditions in which case special resolution of general meeting of shareholders is required. In issuing stock acquisition rights, notice must be given at least two weeks prior to the date for allotment in the form of individual notice or public notice. Under the Companies Act we will not be required to make such notice if we make relevant securities filing or reporting under the Financial Instruments and Exchange Act at least two weeks prior to the date for allotment, subject to the requirements provided by the ordinance of the Ministry of Justice.

A special resolution of our ordinary general meeting of shareholders held on June 26, 2008 authorizes us to issue up to 175,000 stock acquisition rights, each of which represents a right to subscribe for 100 shares of common stock, for 17,500,000 shares of common stock, to our subsidiaries’ directors, executive officers and employees. See “Equity-Based Compensation” under Item 6.B above.

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

Acquisition by Us of Shares

We may acquire our shares (i) by soliciting all our shareholders to offer to sell our shares held by them (pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Board of Directors that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter). This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “Distributions of Surplus” above.

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

Report of Substantial Shareholdings

The Financial Instruments and Exchange Act requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. With certain exceptions, a similar report must also be filed to reflect any change of 1% or more in the above shareholding or any change in material matters set out in any previous filed reports. Copies of any reports must also be furnished to the company. For this purpose, shares issuable to a person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

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

On June 27, 2008, the closing price of our shares on the Tokyo Stock Exchange was ¥1,586 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥1,500 and ¥1,999 per share, as well as the daily price limit if our per share price were to rise to between ¥2,000 and ¥2,999, or fall to between ¥1,000 and ¥1,499. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Equal to or greater than	¥1,000	Less than	¥1,500	¥200
Equal to or greater than	1,500	Less than	2,000	300
Equal to or greater than	2,000	Less than	3,000	400

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

D. Exchange Controls.

Acquisition or Disposition of Shares or ADSs

The Foreign Exchange and Foreign Trade Law of Japan governs certain aspects relating to the acquisition and holding of securities by “non-residents of Japan” and “foreign investors”.

In general, acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange by a non-resident of Japan from a resident of Japan is not subject to any prior notification requirement, but subject to a post reporting requirement by the resident.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange and as a result of this acquisition directly or indirectly holds, aggregated with existing holdings, 10% or more of the issued shares of the company, the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan within 15 days from and including the date of acquisition. In exceptional cases, a prior notification is required in respect of the acquisition.

“Non-residents of Japan” are generally defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Branches and other offices of Japanese corporations located outside Japan are considered as non-residents of Japan, and branches and other offices located within Japan of foreign corporations are considered as residents of Japan. “Foreign investors” are generally defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations of which (a) 50% or more of the shares are held directly or indirectly by (i) or (ii) above, (b) a majority of officers consists of non-residents of Japan or (c) a majority of officers having the power of representation consists of non-residents of Japan.

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

As discussed in “Japanese taxation” below, if we purchase our shares, selling shareholders will be deemed to have received a dividend payment for Japanese tax purposes, in general. If we purchase the shares pursuant to a tender offer, selling shareholders might be subject to the deemed dividend taxation regime and part of consideration for the tender offer would be treated as dividends subject to withholding tax for Japanese tax purposes (please see the exceptional treatment discussed in “Japanese taxation” below). Such dividend is not generally a taxable event for United States federal income tax purposes (though a selling U.S. shareholder would be subject to U.S. federal income tax on capital gains realized on a sale of shares to us, as described below) and therefore would not give rise to foreign source income, and you would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distribution unless you can apply the credit (subject to limitations) against U.S. tax due or other foreign source income in the appropriate category for foreign tax credit purposes.

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

Under the 2001 tax legislation, the deemed dividend taxation system has been drastically changed. Under the new rule, if we purchase our listed shares by way of a tender offer, the selling shareholders (both individuals and corporations) are in general required to recognize (i) a deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the purchase price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholder’s level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) (i) of the same law. On the other hand, no deemed dividend is required to be recognized if we purchase our shares at/through the stock market due to the difficulty of identifying each shareholder who sold our shares (Article 24(1)(iv) of the Japanese Corporation Tax Law and Article 23(3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders, no deemed dividend is required to be recognized until March 31, 2009 (two years extension is provided for under the 2007 Japanese tax legislation) due to the operation of a temporary measure (Article 9-6 of the Japanese Special Tax Measures Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled were previously deemed to have received a dividend corresponding to the increase of share value by the share cancellation, under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders (both individuals and corporations) whose shares are not canceled.

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable for the period from January 1, 2004 to December 31, 2008 (the expiration date is shortened by three months under the 2008 Japanese tax legislation) and 15% rate will apply thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20% (under Article 9-3(1) and (2) of the Japanese Special Tax Measures Law, and Article 182(2) of the Japanese Income Tax Law). Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Under the new tax treaty between United States and Japan of which withholding tax treatments is applicable effective from July 1, 2004, the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified U.S. residents eligible to enjoy treaty benefits. It shall be noted that, under the new tax treaty between the U.S. and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar withholding tax treatment applies under the new Tax Treaty between the United Kingdom and Japan for dividends declared on or after January 1, 2007 due to the renewal of the Tax Treaty. The Tax Treaty between France and Japan is also renewed effective from January 1, 2008 under which the reduction of the standard treaty withholding rate for portfolio investors on dividends (15% to 10%) is promulgated. In addition, the tax treaty between Australia and Japan will be renewed and expected to come into effect as of January 1, 2009 under which the standard treaty withholding rate for portfolio investors on dividends will also be reduced from 15% to 10%. Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by us are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See “Rights of Our Shareholders” under Item 10.B of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called “preservation doctrine” under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a non-resident shareholder as a portfolio investor, are, in general, not subject to Japanese income or corporation taxes.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We establish “Structure for Ensuring Appropriate Business” which is a principle, at the Board of Directors. Within this is established the “Structure for Regulations and others regarding Management of Risk Loss”. In accordance with these structures, we are constantly seeking to upgrade the risk management expertise and we are trying to strengthen and promote the risk management.

Global Risk Management Structure

Governance

We have independent financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) headquartered in Tokyo which are responsible for appropriate financial resource allocation and risk management.

These units assist with the supervisory function of GMC (Group Management Committee) and the Executive Officer who is in charge of risk management, currently the Chief Financial Officer. Together they are responsible for implementation of the risk management framework and supervising risks. Supervision by the units includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, the units establish and enhance all of our risk management policies and rules. The units gather necessary information for risk management and implement risk management policies for our global operations. The units report ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Risk Management Committee (RMC) under the GMC. The RMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura Group’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Risk Management Sub Committee under the RMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within the Nomura Group.

Definition and Types of Risk Managed

“Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of efficiency and/or effectiveness. We classify risks as “Portfolio risk” (Risk of losses arising from fluctuations and declines in the value of portfolios.) and “Non portfolio risk”. Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and Non portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk.

In addition to managing each risk, we calculate economic capital for each risk.

Risk Control

Dynamic management of risk is performed within each regional front office business. These units are best placed to respond rapidly and flexibly to changing market conditions and the needs of business in each region. Risk taken and managed in this way is consistent with limits and guidelines which provide a framework for economic capital allocation. This framework consists of higher level economic capital guidelines, links to lower level limits on value-at risk (“VaR”) and other measures appropriate to individual business lines. We set economic capital guidelines for core business units within a business division. We also set limits designed to restrict trading activities to prescribed mandates. The financial management resources and risk management units set and monitor the limits such as risk control limit (various types), credit line, country limit, regulatory capital limit and unsecured funding limit. The Risk Management unit reports ongoing risk status to senior management.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly. We measure and manage market risk using VaR on a daily basis. The Risk Management unit reports ongoing market risk status and the results of its analysis to senior management.

VaR

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

Trading Portfolio Risk

The following table shows our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of
	Mar. 30, 2007	Apr. 30, 2007	May 31, 2007	Jun. 29, 2007	Jul. 31, 2007	Aug. 31, 2007	Sep. 28, 2007	Oct. 31, 2007	Nov. 30, 2007	Dec. 31, 2007	Jan. 31, 2008	Feb. 29, 2008	Mar. 31, 2008
	(in 100 millions of Yen)
Equity	¥46.5	¥44.1	¥39.5	¥47.4	¥41.8	¥33.5	¥32.8	¥45.0	¥30.5	¥38.4	¥36.7	¥48.5	¥41.6
Interest Rate	37.4	32.1	33.5	35.0	26.3	28.6	32.4	29.8	34.5	24.1	31.1	31.5	47.0
Foreign Exchange	14.3	18.3	20.2	24.1	19.7	21.1	25.8	41.4	40.7	42.0	41.3	42.4	80.0

Sub-total	98.2	.94.5	93.2	106.4	87.7	83.2	91.1	116.2	105.7	104.4	109.0	122.3	168.7
Less:
Diversification Benefit	(35.9)	(37.1)	(36.7)	(42.2)	(36.1)	(32.0)	(35.3)	(51.0)	(46.3)	(50.5)	(47.7)	(48.5)	(67.6)

Value at Risk	¥62.3	¥57.4	¥56.5	¥64.2	¥51.7	¥51.2	¥55.8	¥65.2	¥59.5	¥53.9	¥61.3	¥73.8	¥101.0

Value at Risk
(maximum)	¥101.4 : March 27, 2008
(average)	62.0 : Average for the period from April 2, 2007 to March 31, 2008
(minimum)	45.6 : August 14, 2007

	As of
	Mar. 31, 2006	Apr. 28, 2006	May 31, 2006	Jun. 30, 2006	Jul. 31, 2006	Aug. 31, 2006	Sep. 29, 2006	Oct. 31, 2006	Nov. 30, 2006	Dec. 29, 2006	Jan. 31, 2007	Feb. 28, 2007	Mar. 30, 2007
	(in 100 millions of Yen)
Equity	¥60.4	¥46.8	¥50.8	¥53.8	¥59.1	¥58.5	¥60.4	¥61.7	¥63.3	¥56.3	¥64.4	¥54.0	¥46.5
Interest Rate	32.8	31.1	35.9	41.1	45.8	38.8	35.2	40.3	39.6	40.3	39.8	43.4	37.4
Foreign Exchange	14.0	16.7	14.5	14.6	13.2	16.0	12.9	13.1	12.6	13.8	11.1	12.9	14.3

Sub-total	107.2	94.6	101.2	109.5	118.1	113.2	108.6	115.1	115.5	110.4	115.3	110.4	98.2
Less:
Diversification Benefit	(36.7)	(36.7)	(36.1)	(38.1)	(38.6)	(39.0)	(35.5)	(38.3)	(38.0)	(38.8)	(36.8)	(40.5)	(35.9)

Value at Risk	¥70.4	¥57.9	¥65.1	¥71.4	¥79.6	¥74.2	¥73.1	¥76.8	¥77.5	¥71.7	¥78.5	¥69.9	¥62.3

Value at Risk
(maximum)	¥109.3 : February 15, 2007
(average)	74.4 : Average for the period from April 1, 2006 to March 30, 2007
(minimum)	57.7 : April 12, 2006

VaR relating to equity risk decreased from ¥4.65 billion at the end of March 2007 to ¥4.16 billion at the end of March 2008. VaR relating to interest rate risk increased from ¥3.74 billion at the end of March 2007 to ¥4.70 billion at the end of March 2008 mainly due to a rise of interest rate related volatility. VaR relating to foreign exchange risk significantly increased from ¥1.43 billion at the end of March 2007 to ¥8.0 billion at the end of March 2008 mainly due to a rise in FX volatility.

In the preceding year, VaR relating to equity risk decreased from ¥6.04 billion at the end of March 2006 to ¥4.65 billion at the end of March 2007 mainly due to a drop of market linked risk and individual equity risk with reduction of the equity related positions. VaR relating to interest rate risk increased slightly from ¥3.28 billion at the end of March 2006 to ¥3.74 billion at the end of March 2007 mainly due to a rise of USD / Euro interest spread risk. VaR relating to foreign exchange risk slightly increased from ¥1.40 billion at the end of March 2006 to ¥1.43 billion at the end of March 2007.

Back-Testing

We compare VaR values with the actual profit and losses in trading portfolio and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range. If the number of exceptions is greater than the number predicted by the confidence level used for VaR then we examine any necessary adjustments to the VaR parameters and VaR methodology.

Other Measures

In some business lines or portfolios we may use additional measures to control or limit risk taking activity. Measures include sensitivities to small moves in key market parameters, credit portfolio risk measures or the financial impact of large market movements on certain portfolios. Metrics and limits of this type are typically specific to asset types, businesses or strategies and are used to compliment VaR and economic capital measures.

Stress Testing

We also carry out stress testing and scenario analysis. We assess the impact of the occurrence of shock events such as the U.S. sub-prime loan problem on our profit and loss. We verify losses which are over VaR and which are equivalent to the “distribution base”, and verify if the amount of economic capital by division is appropriate. Scenario analysis or limits may also be used at more granular business levels to assess the impact of certain scenarios or limit risk taking within the businesses. Nomura continues to invest in the development of tools to analyze the impact of market stresses on the value of our portfolios.

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

Non-trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our operating equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥16,942 million as of March 30, 2007 and ¥18,528 million as of March 31, 2008. On March 30, 2007, the TOPIX closed at 1,713.61 points and on March 31, 2008, the TOPIX closed at 1,212.96 points. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The framework for the management of our credit risk and investment risk is outlined in the Credit Risk Management Policy approved by the RMC.

Credit Risk is defined as the risk of losses arising from decrease or disappearance of asset values, on and off balance sheet, due to deterioration in creditworthiness or default of credit granted entity. Credit Risk includes Issuer Risk and Counterparty Risk.

Investment Risk is defined as the risk of losses arising from decrease or disappearance of position values of investment securities, private equity investment and fund investments. Credit Risk in this Policy includes Investment Risk except as otherwise defined.

Scope of Credit Risk Management

The scope of Credit Risk Management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting

The global Risk Management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the Executive Officer who is in charge of risk management and the RMC with appropriate frequency.

Credit Risk Measurement

Credit Risk is quantitatively-measured by a globally unified methodology. Credit Risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to counterparties to derivatives transaction

We measure our credit risk to counterparties to derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management units.

We enter into International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called master netting agreements) with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty. This provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit quality of our trading-related derivatives as of March 31, 2008 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are internally determined by our credit unit, referring to public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives Assets

	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥27	¥26	¥43	¥59	¥225	¥(65)	¥315	¥—	¥315	$3,155
AA	289	232	352	247	551	(996)	675	202	473	4,737
A	201	96	97	93	229	(313)	403	48	355	3,555
BBB	11	20	15	3	40	(28)	61	4	57	571
BB	3	4	4	1	6	(3)	15	3	12	120
Other(2)	17	1	7	3	7	(5)	30	11	19	190

Sub-total	548	379	518	406	1,058	(1,410)	1,499	268	1,231	12,328
Listed	37	13	1	1	—	—	52	—	52	521

Total	¥585	¥392	¥519	¥407	¥1,058	¥(1,410)	¥1,551	¥268	¥1,283	$12,849

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Operational Risk

The framework for the management of our operational risk is outlined in the Operational Risk Management Policy approved by the RMC.

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk. The loss event types which fall under this definition are as follows: (1) Internal Fraud (2) External Fraud (3) Employment Practices and Workplace Safety (4) Clients, Products & Business Practices (5) Damage to Physical Assets (6) Business Disruption and System Failures (7) Execution, Delivery & Process Management

Governance

Operational risk is managed on a day-to-day basis by the business areas through the maintenance of robust and appropriate control environments. In addition, Nomura has a corporate Operational Risk function, as part of the Risk Management Department, that is developing a global Basel II compliant framework. We promote this framework under the control of RMC.

Framework

The Nomura group is in the process of implementing a formal Operational Risk Management framework globally that meets the expected standards for a sophisticated global financial institution. The framework is designed to provide shareholder and investor confidence and transparency in our management of operational risk. We are aiming for a Basel II approach to operational risk management. To achieve this goal, we will meet the Standardized Approach (“TSA”) requirements of Basel II by capturing loss data, executing qualitative assessments and by monitoring and reporting operational risk to RMC.

The operational risk management framework consists of four elements: Identification, Assessment, Control and Monitoring of the risk. We identify the risk by capturing and analyzing internal and external loss data. We assess and control risk through the analysis of losses and through the implementation of self assessments. We monitor and report operational risk to our senior management. We continually inform and train Nomura group employees in awareness of operational risk and the potential impact to the organization.

As a result of meeting the TSA requirements, we will be able to respond to and mitigate operational risk, improve our processes and systems, and so contribute to our corporate value.

Nomura group will continue to develop policies and procedures, effective tools and systems in order to implement this framework globally.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2008, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2008, the disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Nomura. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2008. Our independent registered public accounting firm, Ernst & Young ShinNihon, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Evaluation of Changes in Internal Control Over Financial Reporting.

Management also carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2008. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2008 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Tsuguoki Fujinuma, a member of the Audit Committee, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. For a description of his business experience, please see Item 6.A of this annual report.

Item 16B. Code of Ethics

On March 5, 2004, we adopted the “Code of Ethics of Nomura Group” that includes the “Code of Ethics for Financial Professionals”, which applies to our financial professionals including our principal Executive Officer, principal financial officer, principal accounting officer and persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon has been our principal accountants for SEC reporting purposes for the last six fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Fees, such as advisory work for risk management and regulatory matters.

	Year ended March 31
	2007	2008	2008
	(in millions)
Audit Fees	¥2,916	¥2,961	$30
Audit-Related Fees	217	118	1
Tax Fees	112	200	2
All Other Fees	27	164	2

Total	¥3,272	¥3,443	$35

Audit-Related Fees included fees for services relating to consultations on accounting issues relating to our business such as securitization. Tax Fees included fees for services relating to tax planning and compliance, and tax advice for securitization or structured bonds. All Other Fees included fees for services relating to advice with respect to regulations and disclosures under the Financial Instruments and Exchange Act in connection with our underwriting business.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended March 31, 2008, we acquired 2,344,149 shares of our common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares. For an explanation of the right of our shareholders to demand such repurchases by us, see “Rights of Our Shareholders” under Item 10.B of this annual report. As of March 31, 2008, we had 1,906,885,059 outstanding shares excluding 59,034,801 shares as treasury stock. During the year ended March 31, 2008, no affiliated purchaser of Nomura purchased shares of our common stock.

We had share buyback programs during the year ended March 31, 2008.

On January 31, 2008, we announced that our Board of Directors had approved a resolution to establish a share buyback program for the fourth quarter of the current fiscal year ending March 31, 2008, in accordance with Article 459-1 of the Companies Act of Japan. The share buyback period ran from February 8, 2008, to March 14, 2008, and we were authorized to purchase up to 25 million shares of our common stock or to a maximum of ¥40,000 million. On March 14, 2008, we announced the aggregate number of shares repurchased through this buyback program was 1,718,500 shares and the aggregate value of shares repurchased was ¥2,520 million.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2008.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in JPY)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2007	6,779	2,385	—	—
May 1 to 31, 2007	6,323	2,415	—	—
June 1 to 30, 2007	10,028	2,476	—	—
July 1 to 31, 2007	12,179	2,302	—	—
August 1 to 31, 2007	4,896	2,148	—	—
September 1 to 30, 2007	3,803	1,881	—	—
October 1 to 31, 2007	6,124	1,995	—	—
November 1 to 30, 2007	4,005	1,924	—	—
December 1 to 31, 2007	6,895	1,964	—	—
January 1 to 31, 2008	5,391	1,748	—	—
February 1 to 29, 2008	918,358	1,523	362,600	24,637,400
March 1 to 31, 2008	1,359,368	1,458	1,355,900	23,281,500

Total	2,344,149	1,504	1,718,500	—

Nomura recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

As of May 31, 2008, Nomura Holdings had 1,908,032,916 outstanding shares excluding 57,886,944 shares as treasury stock.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Pursuant to Regulation S-X, Rule 3-09, this annual report contains the consolidated financial statements of Nomura Land and Building Co., Ltd., one of our 50%-or-less-owned companies accounted for by the equity method in our consolidated financial statements. The consolidated financial statements of Nomura Land and Building contained herein, which are as of March 31, 2007 and 2008 and for each of the three years ended March 31, 2008, have been prepared in accordance with generally accepted accounting principles in Japan. Nomura’s and its subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Nomura Land and Building exceeded 20%, but did not exceed 30%, of such income of Nomura and its subsidiaries for the year ended March 31, 2007, while such percentage for each of the years ended March 31, 2006 and 2008 did not exceed 20%. Nomura’s and its subsidiaries’ investments in and advances to Nomura Land and Building did not exceed 20% of the total assets of Nomura and its subsidiaries as of any of March 31, 2006, 2007 or 2008. Accordingly, pursuant to Regulation S-X, Rule 3-09 as well as Item 17 of Form 20-F, of the consolidated financial statements of Nomura Land and Building contained herein, only those as of and for the year ended March 31, 2007 have been audited in accordance with generally accepted auditing standards in the United States. In Japan, Nomura Land and Building has publicly disclosed the consolidated financial statements contained herein which have been audited by its outside auditor for purposes of the Financial Instruments and Exchange Act in accordance with generally accepted auditing standards in Japan.

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

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)*[1]

4.2	Liabilities Limitation Agreement (English translation)*2

8.1	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2004)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

*1	Nomura and each of Masaharu Shibata, Hideaki Kubori and Haruo Tsuji entered into a Liabilities Limitation Agreement, dated June 28, 2006, in the form of this exhibit.
*2	Nomura and each of Masahiro Sakane and Tsuguoki Fujinuma entered into a Liabilities Limitation Agreement, dated June 26, 2008, in the form of this exhibit.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nomura Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2008 and our report dated June 30, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

June 30, 2008

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥410,028	¥507,236	$5,080
Time deposits	546,682	758,130	7,592
Deposits with stock exchanges and other segregated cash	97,302	168,701	1,690

	1,054,012	1,434,067	14,362

Loans and receivables:
Loans receivable	935,711	784,262	7,854
Receivables from customers	47,518	43,623	437
Receivables from other than customers	637,209	1,045,541	10,471
Allowance for doubtful accounts	(2,027)	(1,399)	(14)

	1,618,411	1,872,027	18,748

Collateralized agreements:
Securities purchased under agreements to resell	8,061,805	3,233,200	32,381
Securities borrowed	9,776,422	7,158,167	71,689

	17,838,227	10,391,367	104,070

Trading assets and private equity investments (including securities pledged as collateral of ¥5,719,748 million in 2007 and ¥3,140,923 million ($31,456 million) in 2008):
Trading assets	12,830,826	10,325,760	103,413
Private equity investments	347,394	330,745	3,312

	13,178,220	10,656,505	106,725

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥249,592 million in 2007 and ¥260,910 million ($2,613 million) in 2008)	422,290	389,151	3,897
Non-trading debt securities	255,934	246,108	2,465
Investments in equity securities	195,238	139,330	1,395
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥7,451 million in 2007 and ¥3,361 million ($34 million) in 2008)	441,536	361,334	3,619
Other	869,506	808,909	8,102

	2,184,504	1,944,832	19,478

Total assets	¥35,873,374	¥26,298,798	$263,383

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥1,093,529	¥1,426,266	$14,284
Payables and deposits:
Payables to customers	304,462	396,629	3,972
Payables to other than customers	623,143	569,294	5,702
Deposits received at banks	418,250	362,775	3,633

	1,345,855	1,328,698	13,307

Collateralized financing:
Securities sold under agreements to repurchase	11,874,697	4,298,872	43,053
Securities loaned	7,334,086	3,753,730	37,594
Other secured borrowings	1,390,473	2,488,129	24,919

	20,599,256	10,540,731	105,566

Trading liabilities	4,800,403	5,154,369	51,621
Other liabilities	845,522	636,184	6,371
Long-term borrowings	5,002,890	5,224,426	52,323

Total liabilities	33,687,455	24,310,674	243,472

Commitments and contingencies (Note 19)
Shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares in 2007 and 2008
Issued—1,965,919,860 shares in 2007 and 2008
Outstanding—1,907,049,871 shares in 2007 and 1,906,885,059 shares in 2008	182,800	182,800	1,831
Additional paid-in capital	165,496	177,227	1,775
Retained earnings	1,910,978	1,779,783	17,824
Accumulated other comprehensive income (loss)	6,613	(71,111)	(712)

	2,265,887	2,068,699	20,718
Common stock held in treasury, at cost—58,869,989 shares in 2007 and 59,034,801 shares in 2008	(79,968)	(80,575)	(807)

Total shareholders’ equity	2,185,919	1,988,124	19,911

Total liabilities and shareholders’ equity	¥35,873,374	¥26,298,798	$263,383

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Revenue:
Commissions	¥356,325	¥337,458	¥404,659	$4,053
Fees from investment banking	108,819	99,276	85,096	852
Asset management and portfolio service fees	102,667	145,977	189,712	1,900
Net gain on trading	304,223	290,008	61,720	618
Gain on private equity investments	12,328	47,590	76,505	766
Interest and dividends	693,813	981,344	796,540	7,978
Gain (loss) on investments in equity securities	67,702	(20,103)	(48,695)	(488)
Private equity entities product sales	88,210	100,126	—	—
Other	58,753	67,425	28,185	282

Total revenue	1,792,840	2,049,101	1,593,722	15,961
Interest expense	647,190	958,000	806,465	8,077

Net revenue	1,145,650	1,091,101	787,257	7,884

Non-interest expenses
Compensation and benefits	325,431	345,936	366,805	3,674
Commissions and floor brokerage	32,931	50,812	90,192	903
Information processing and communications	89,600	109,987	135,004	1,352
Occupancy and related depreciation	55,049	61,279	64,841	649
Business development expenses	32,790	38,106	38,135	382
Private equity entities cost of goods sold	48,802	57,184	—	—
Other	115,447	106,039	156,868	1,571

	700,050	769,343	851,845	8,531

Income (loss) from continuing operations before income taxes	445,600	321,758	(64,588)	(647)

Income tax expense	188,972	145,930	3,259	32

Income (loss) from continuing operations	256,628	175,828	(67,847)	(679)
Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in 2006)	99,413	—	—	—
Income tax expense	51,713	—	—	—

Gain on discontinued operations	47,700	—	—	—

Net income (loss)	¥304,328	¥175,828	¥(67,847)	$(679)

	Yen			Translation into U.S. dollars
Per share of common stock:
Basic—
Income (loss) from continuing operations	¥134.10	¥92.25	¥(35.55)	$(0.36)
Gain on discontinued operations	24.92	—	—	—

Net income (loss)	¥159.02	¥92.25	¥(35.55)	$(0.36)

Diluted—
Income (loss) from continuing operations	¥133.89	¥92.00	¥(35.57)	$(0.36)
Gain on discontinued operations	24.89	—	—	—

Net income (loss)	¥158.78	¥92.00	¥(35.57)	$(0.36)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Common stock
Balance at beginning of year	¥182,800	¥182,800	¥182,800	$1,831

Balance at end of year	182,800	182,800	182,800	1,831

Additional paid-in capital
Balance at beginning of year	155,947	159,527	165,496	1,657
Gain (loss) on sales of treasury stock	192	(556)	(1,458)	(14)
Issuance of common stock options	3,388	6,525	13,189	132

Balance at end of year	159,527	165,496	177,227	1,775

Retained earnings
Balance at beginning of year	1,606,136	1,819,037	1,910,978	19,138
Net income (loss)	304,328	175,828	(67,847)	(679)
Cash dividends	(91,427)	(83,887)	(64,883)	(651)
Adjustments to initially apply FIN 48	—	—	1,266	13
Adjustments to initially apply EITF 06-2	—	—	(1,119)	(11)
Adjustments to initially apply SOP 07-1	—	—	2,049	21
Loss on sales of treasury stock	—	—	(661)	(7)

Balance at end of year	1,819,037	1,910,978	1,779,783	17,824

Accumulated other comprehensive (loss) income:
Cumulative translation adjustments
Balance at beginning of year	(18,083)	(1,129)	36,889	369
Net change during the year	16,954	38,018	(65,305)	(654)

Balance at end of year	(1,129)	36,889	(28,416)	(285)

Defined benefit pension plans:
Balance at beginning of year	(24,645)	(14,096)	(30,276)	(303)
Pension liability adjustment(1)	10,549	(387)	(12,419)	(124)
Adjustments to initially apply SFAS 158(2)	—	(15,793)	—	—

Balance at end of year	(14,096)	(30,276)	(42,695)	(427)

Balance at end of year	(15,225)	6,613	(71,111)	(712)

Common stock held in treasury
Balance at beginning of year	(33,726)	(82,812)	(79,968)	(801)
Repurchases of common stock	(49,507)	(204)	(3,525)	(35)
Sales of common stock	11	25	85	1
Common stock issued to employees	668	2,910	2,862	29
Other net change in treasury stock	(258)	113	(29)	(1)

Balance at end of year	(82,812)	(79,968)	(80,575)	(807)

Total shareholders’ equity
Balance at end of year	¥2,063,327	¥2,185,919	¥1,988,124	$19,911

(1)	The amounts for the year ended March 31, 2006 and 2007 are minimum pension liability adjustment.
(2)	For the initial year of application, the adjustments are not reflected on the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Net income (loss)	¥304,328	¥175,828	¥(67,847)	$(679)
Other comprehensive income (loss)(1):
Change in cumulative translation adjustments, net of tax	16,954	38,018	(65,305)	(654)
Defined benefit pension plans:
Pension liability adjustment(2)	18,412	(608)	(21,853)	(219)
Deferred income taxes	(7,863)	221	9,434	95

Total	10,549	(387)	(12,419)	(124)

Total other comprehensive income (loss)	27,503	37,631	(77,724)	(778)

Comprehensive income (loss)	¥331,831	¥213,459	¥(145,571)	$(1,457)

(1)	Adjustments due to the initial adoption of SFAS 158 are not reflected on the consolidated statements of comprehensive income.
(2)	The amounts for the year ended March 31, 2006 and 2007 are minimum pension liability adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Cash flows from operating activities from continuing operations:
Net income (loss) from continuing operations	¥256,628	¥175,828	¥(67,847)	$(679)
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation and amortization	42,812	50,432	63,463	636
Stock-based compensation	3,388	6,525	13,188	132
(Gain) loss on investments in equity securities	(67,702)	20,103	48,695	488
Equity in earnings of affiliates, net of dividends received	(26,695)	(50,274)	(381)	(4)
Loss on disposal of office buildings, land, equipment and facilities	8,777	5,182	7,820	78
Deferred income taxes	(23,540)	(256)	(139,861)	(1,401)
Changes in operating assets and liabilities:
Time deposits	(81,193)	24,395	(314,240)	(3,147)
Deposits with stock exchanges and other segregated cash	(440)	(30,186)	(82,817)	(829)
Trading assets and private equity investments	2,302,636	1,039,123	1,790,764	17,935
Trading liabilities	1,084,026	(1,986,980)	841,065	8,423
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,107,197)	1,243,337	(2,562,836)	(25,667)
Securities borrowed, net of securities loaned	(761,584)	(177,234)	(1,036,076)	(10,376)
Other secured borrowings	(416,566)	(1,612,879)	1,097,679	10,993
Loans and receivables, net of allowance for doubtful accounts	(43,656)	95,843	(599,995)	(6,009)
Payables	126,952	(154,665)	347,224	3,477
Accrued income taxes, net	171,016	(184,036)	25,549	256
Other, net	(32,876)	(91,414)	(79,300)	(794)

Net cash used in operating activities from continuing operations	(565,214)	(1,627,156)	(647,906)	(6,488)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(83,983)	(101,784)	(126,285)	(1,265)
Proceeds from sales of office buildings, land, equipment and facilities	1,557	634	15,621	156
Payments for purchases of investments in equity securities	(2,126)	(9,284)	(615)	(6)
Proceeds from sales of investments in equity securities	10,523	25,109	7,887	79
(Increase) decrease in loans receivable at banks, net	(32,117)	(73,611)	14,042	141
Decrease (increase) in non-trading debt securities, net	56,824	(37,861)	2,665	27
Business dispositions or acquisitions, net	(4,663)	(172,019)	1,428	14
Decrease (increase) in investments in affiliated companies, net	49,268	(164,700)	(15,673)	(157)
Other, net	39	(297)	(1,089)	(11)

Net cash used in investing activities from continuing operations	(4,678)	(533,813)	(102,019)	(1,022)

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	1,656,317	2,736,688	2,425,393	24,290
Decrease in long-term borrowings	(943,086)	(1,451,500)	(1,722,644)	(17,252)
Increase in short-term borrowings, net	175,910	377,788	386,048	3,866
Increase (decrease) in deposits received at banks, net	31,004	17,947	(57,756)	(578)
Proceeds from sales of common stock	871	2,379	828	8
Payments for repurchases of common stock	(49,507)	(204)	(3,525)	(35)
Payments for cash dividends	(42,290)	(114,395)	(86,866)	(870)
Proceeds from issuances of stock by a subsidiary	—	—	1,401	14

Net cash provided by financing activities from continuing operations	829,219	1,568,703	942,879	9,443

Effect of initial adoption of SOP 07-1 on cash and cash equivalents	—	—	(38,427)	(385)
Effect of exchange rate changes on cash and cash equivalents	16,419	10,333	(57,319)	(574)

Discontinued operations:
Net cash provided by (used in) discontinued operations from
Operating activities	28,856	—	—	—
Investing activities	(19,178)	—	—	—
Financing activities	(12,067)	—	—	—
Cash and cash equivalents classified as discontinued operations	2,389	—	—	—
Proceeds from sales of discontinued operations	131,100	—	—	—

	131,100	—	—	—
Net increase (decrease) in cash and cash equivalents	406,846	(581,933)	97,208	974
Cash and cash equivalents at beginning of the year	585,115	991,961	410,028	4,106

Cash and cash equivalents at end of the year	¥991,961	¥410,028	¥507,236	¥5,080

Supplemental disclosure:
Cash paid during the year for—
Interest	¥708,107	¥1,056,820	¥987,228	¥9,887

Income tax payments, net	¥41,496	¥330,222	¥117,570	¥1,177

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Non cash activities—
Business acquisitions:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥1,836 million and ¥1,576 million, respectively, for the year ended March 31, 2006. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥344,299 million and ¥151,106 million, respectively, for the year ended March 31, 2007. There were no business acquisitions during the year ended March 31, 2008.

Business dispositions:

There were no business dispositions for the year ended March 31, 2006. Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥7,958 million and ¥8,211 million for the year ended March 31, 2007, respectively. There were no business dispositions during the year ended March 31, 2008.

Reclassifications—

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

In the Domestic Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In the Global Markets business, Nomura is engaged in the sales and trading of equity securities and bonds and currency exchange on a global basis to institutions domestically and abroad. In the Global Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisition and financial advice. In the Global Merchant Banking business, Nomura invests in private equity businesses and seek to maximize returns on the investments by increasing the corporate value of investee companies. In the Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (VIE) or not in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Therefore, the Company consolidates these entities in which it has a majority voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the qualifying special purpose entities “QSPE” criteria in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3% of a limited partnership) are accounted for using the equity method of accounting and are reported in Other assets—Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized currently through earnings.

Certain entities in which the Company has a financial interest are investment companies pursuant to the provisions of AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

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

Discontinued operations—

On January 31, 2006, Nomura sold its stake in the Millennium Retailing Group, (“MRG”). MRG was one of the investments in Nomura’s private equity business accounted for as a consolidated subsidiary. During the year ended March 31, 2006, MRG was classified within discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) and its results of operations and cash flows were separately reported. Also, all amounts in previous years related to the discontinued operations have been excluded in the footnotes to the consolidated financial statements.

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

Fair value of financial instruments—

The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of financial instruments, including exchange-traded securities and derivatives is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider contractual terms, position size, underlying asset prices, interest rates, dividend rates, time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to counterparty credit adjustment and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Private equity business—

As of April 1, 2007 Nomura adopted SOP 07-1 and as a result, all private equity investments made by investment company subsidiaries pursuant to the provisions of SOP 07-1 are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

The valuation of unlisted private equity investments at fair value requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has been different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. See Note 4, “Private Equity Business” below.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura account for the transfer of financial assets as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets under SFAS 140. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Revenue—Net gain on trading.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency of other than Japanese yen, are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

Fee revenue—

Revenue—Commissions include amounts charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Revenue -Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value recognized currently within Revenue—Net gain on trading in the consolidated statements of operations.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consist of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell and makes delivery of securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are generally accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with FASB Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements” (“FIN 41”).

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Repo transactions under Japanese market standard (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

Trading balances of secured borrowings, which consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales under SFAS 140 are recorded based on cash received and are included in the consolidated balance sheets in Short-term borrowings and Long-term borrowings. See Note 11, “Borrowings” for further information regarding these arrangements.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Other assets—Investments in and advances to affiliated companies as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for trading purposes and for non-trading purposes, namely in the management of its interest rate, market price and currency exposures.

Trading

Derivative financial instruments used for trading activities are carried at fair value with changes in fair value recognized currently within Revenue—Net gain on trading. Nomura’s dealings in over-the-counter (“OTC”) derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”).

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, are carried at fair value and presented on a combined basis with the host contract, with changes in fair value of these embedded derivatives recognized currently within Revenue—Net gain on trading. Derivatives used to economically hedge these instruments are also carried at fair value, with changes in fair value recognized currently within Revenue—Net gain on trading.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Interest including accrued interest is generally recognized within Revenue—Interest and dividends. These consist primarily of “loans at banks”, “financing activities loans”, “margin transaction loans” and “inter-bank money market loans”. Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less any applicable allowances for loan losses.

Loans at banks are loans receivable in connection with banking activities undertaken by banking subsidiaries such as The Nomura Trust & Banking Co., Ltd., Nomura Singapore Limited and Nomura Bank International plc.

Financing activities loans are loans receivable in connection with financing activities undertaken by non-banking subsidiaries.

Margin transaction loans are loans receivable from customers in connection with stock brokerage activities. These loans are usually collateralized by customers’ securities and customers’ deposits.

Inter-bank money market loans are loans receivable from financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers.

For each of the above types of loans, management establishes an allowance for loan losses which is disclosed within the Allowance for doubtful accounts and which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been specifically identified as impaired and a general component for loans which, while not specifically identified as impaired, are collectively assessed for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been specifically identified as impaired. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses for loans not specifically identified as impaired includes judgment about collectibility based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and the original assumptions.

Other receivables—

Receivables from customers include amounts receivable on customer securities transactions.

Receivables from other than customers include amounts receivable for securities not delivered to a purchaser by the settlement date (“fails to deliver”), margin deposits, commissions, and net receivables arising from unsettled securities transactions.

The allowance for receivables is included in Allowance for doubtful accounts and reflects management’s best estimate of probable losses incurred within receivables which have been specifically identified as impaired.

Payables and deposits—

Payables to customers include amounts payable on customer securities transactions and are measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date (“fails to receive”) and net payables arising from unsettled securities transactions. Amount are measured at contractual amounts due.

Deposits received at banks represent amounts held on deposit within our banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 15 years
Software	5 years

Depreciation and amortization is included in Non-interest expenses—Information processing and communications in the amount of ¥30,817 million, ¥39,265 million and ¥47,350 million ($474 million), and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥11,995 million, ¥11,167 million and ¥16,113 million ($162 million) for the years ended March 31, 2006, 2007 and 2008, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets—

In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized to the extent that carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥250 million, ¥214 million and ¥93 million ($1 million) substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2006, 2007 and 2008, respectively. These losses are included in consolidated statements of operations under Non-interest expenses—Other. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies will also often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage their shareholder relationships.

These investments, which are classified within Other assets—Investments in equity securities in our consolidated balance sheet are carried at fair value, with changes in fair value recognized through Revenue—Gain (loss) on investments in equity securities in our consolidated statements of operations. These investments comprise listed and unlisted equity securities in the amounts of ¥164,570 million and ¥30,668 million, respectively, at March 31, 2007, and ¥112,946 million ($1,131 million) and ¥26,384 ($264 million), respectively, at March 31, 2008.

Other assets-other includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥34,895 million and ¥9,763 million, respectively, at March 31, 2007 and ¥8,287 million ($83 million) and ¥11,911 million ($119 million), respectively, at March 31, 2008. These securities are carried at fair value, with unrealized gains and losses recognized within Revenue—Other in the consolidated statements of operations.

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries. Non-trading debt securities are carried at fair value, with unrealized gains and losses recognized within Revenue—Other in the consolidated statements of operations.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Nomura recognizes and measures unrecognized tax benefits in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Stock-based compensation—

Effective April 1, 2006, Nomura adopted SFAS No. 123 (Revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation” (“SFAS 123-R”). Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the requisite service period, which generally is equal to the vesting period. As Nomura had previously adopted a policy of expensing stock-based compensation that was generally consistent with the provisions of SFAS 123-R, the impacts of adopting SFAS 123-R were not significant to Nomura’s consolidated financial statements.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share” (“SFAS 128”) the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill and indefinite-lived intangible assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the reporting units to which goodwill relates to the carrying amount of the reporting units including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives are not amortized. Instead, these assets are evaluated at least annually for impairment.

Accounting changes and new accounting pronouncements—

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This Statement permits an entity to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. SFAS 155 was effective as of a reporting entity`s first fiscal year that begins after September 15, 2006, with earlier adoption permitted.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 1, 2006, Nomura early adopted SFAS 155, primarily on a prospective basis and certain hybrid financial instruments, principally structured notes that contain embedded derivatives are accounted for at fair value, with the change recorded in Revenue -Net gain on trading.

On April 1, 2008 Nomura intends to adopt SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”) which incorporates similar accounting and disclosure requirements to SFAS 155 and therefore Nomura intends to apply SFAS 159 to all such hybrid financial instruments which have been issued on or after that date.

Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No.140” (“SFAS 156”), which requires that a reporting entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. A reporting entity may choose one of two methods when subsequently measuring its servicing assets and servicing liabilities for each class: (1) the amortization method or (2) the fair value measurement method. Separate presentation of servicing assets and servicing liabilities subsequently measured at fair value are required in the statement of financial position. SFAS 156 was effective as of the beginning of a reporting entity’s first fiscal year that begins after September 15, 2006, with the earlier adoption permitted under certain conditions. The adoption of SFAS 156 by Nomura on April 1, 2007 did not have a material impact on these consolidated financial statements.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a reporting entity’s financial statements and prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. In addition, FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

On April 1, 2007, Nomura adopted the provisions of FIN 48 and recognized an increase to opening retained earnings of ¥1,266 million after-tax. For additional information regarding the adoption of FIN 48, see Note 15, “Income Taxes” within these consolidated financial statements.

Accounting for sabbatical leave and other similar benefits

In June 2006, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (“EITF 06-2”). EITF 06-2 requires a reporting entity to accrue the costs of compensated absences under a sabbatical or similar benefit arrangement over the requisite service period. Prior to the adoption of EITF 06-2, Nomura recorded a liability for sabbatical leave upon employee vesting in the benefit, which occurred only at the end of the service period. Under EITF 06-2, Nomura accrued an estimated liability for sabbatical leave over the requisite service period as employee services are rendered.

On April 1, 2007, Nomura adopted EITF 06-2 and recognized a decrease to opening retained earnings of ¥1,119 million after-tax.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157 also:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial asset or financial liability;

•

nullifies the guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which requires deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires a reporting entity to consider its own credit rating when valuing liabilities carried at fair value.

The requirements of SFAS 157 are generally applied prospectively to financial instruments apart from derivatives which have been accounted for in accordance with EITF 02-03, hybrid financial instruments that are currently measured at fair value in their entirety under SFAS 155 and certain investments which have block discounts applied to them. The impact of adjusting the fair value of these financial instruments in accordance with SFAS 157 will be recorded as a cumulative-effect adjustment to opening retained earnings.

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the FSP.

The remainder of SFAS 157 relating to financial assets and financial liabilities is effective for fiscal years beginning after November 15, 2007. As permitted by FSP SFAS 157-2, Nomura intends to adopt SFAS 157 on April 1, 2008 for financial assets and financial liabilities only and does not apply the provisions of SFAS 157 to certain non financial assets and liabilities not carried at fair value on a recurring basis, including:

•	Non financial assets and non financial liabilities acquired in a business combination but not measured at fair value on a recurring basis;

•	Goodwill and other intangible assets;

•	Long-lived non financial assets.

Nomura currently estimates the adjustment to opening retained earnings from partial adoption of SFAS 157 on April 1, 2008 to be an increase of approximately ¥10,306 million after-tax. The key components of the transition adjustment are an increase of approximately ¥3,373 million after-tax for reversal of block discounts against financial instruments quoted in active markets and an increase ¥6,933 million after-tax for the nullification of EITF 02-3.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura is currently unable to quantify the impact, if any, that the adoption of SFAS 157 will have on these consolidated financial statements, since such impact will be dependent upon, among other things, the nature, volume and size of structured derivative transactions that the Company may enter into during that period.

Accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Consequently, Nomura recorded a reduction of ¥15,793 million to Accumulated other comprehensive income (net of tax) as of that date.

SFAS 158 also requires an entity to measure plan assets and benefit obligations as of the date of its financial statements, rather than on another date within three months of that date. This provision of SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2008. As the measurement date already coincides with the date of the financial statements, the provision will not have a material impact on Nomura’s consolidated financial statements.

For additional information regarding the adoption of SFAS 158, see Note 13, “Employee benefit plans” within these consolidated financial statements.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If the entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an assets or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS 159 also establishes presentation and disclosure requirements designed to provide a comparison between entities that elect different measurement attributes for similar assets and liabilities.

An entity may elect the fair value option for eligible items that exist at the date of adoption and reports the difference between the carrying value and fair value as a cumulative-effect adjustment to the opening balance of retained earnings.

SFAS 159 is effective for fiscal years beginning after November 15, 2007 and Nomura intends to adopt SFAS 159 on April 1, 2008. The existing financial assets and financial liabilities Nomura elected the fair value option for as of that date, and the reasons for that election are as follows:

•

Loans and receivables which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate income statement volatility caused by the difference in measurement basis for loans and receivables and the derivatives it uses to risk manage those instruments;

•

Equity method investments which are held for capital appreciation or current income purposes, which generally have an exit strategy. Nomura elects the fair value option to simplify the accounting for these investments, and to more faithfully represent the purpose of these investments in our consolidated financial statements; and

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Financial liabilities for transactions which are accounted for as financings under SFAS 140. Nomura elects the fair value option for these financial liabilities to mitigate income statement volatility which currently arises because even though Nomura has no continuing economic exposure to the transferred financial assets, they remain on its consolidated balance sheet and continue to be carried at fair value, with changes in fair value recognized through earnings.

Nomura currently estimates the adjustment to retained earnings as of that date to be an increase of approximately ¥4,327 million after-tax.

Nomura also intends to elect the fair value option for these financial assets and financial liabilities, together with all structured notes issued on or after the date of adoption. Because SFAS 159 incorporates similar accounting and disclosure requirements to SFAS 155, Nomura intends to apply SFAS 159 to all such financial instruments which have been issued on or after that date.

This blanket election for structured notes will be made primarily to mitigate the income statement volatility caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions and to generally simplify the accounting it applies to these financial instruments.

Offsetting of amounts related to certain contracts

In April 2007, the FASB issued Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007.

Nomura intends to adopt FSP FIN 39-1 on April 1, 2008 and currently estimate approximately ¥684.8 billion of netting of cash collateral receivables against net derivative liabilities and ¥378.3 billion of netting of cash collateral payables against net derivative assets as of that date.

Accounting for investment companies

In June 2007, the AICPA issued SOP 07-1. SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide “Investment Companies” should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting.

In February 2008, the FASB issued Staff Position No. SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1”, which indefinitely deferred SOP 07-1 for companies that had not adopted it. Nomura adopted SOP 07-1, as issued, as of December 14, 2007, and as permitted by the Staff Position, have chosen not to rescind its adoption and therefore continue to apply its provisions.

As Nomura’s adoption of SOP 07-1 was made in other than the first interim period of the year of change, the change is reported by retrospective application to the previous interim periods of the year and therefore Nomura effectively adopted SOP 07-1 as of April 1, 2007. Certain entities, including Nomura Principal Finance Co., Ltd, (“NPF”) and Terra Firma Capital Partners I (“TFCPI”) are investment companies pursuant to SOP 07-1’s provisions. The impact of adoption for those entities was a credit adjustment to opening retained earnings

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of ¥2,049 million after-tax, which represents the difference between the fair value of the investments held by these entities and their existing carrying amounts. The impact of adoption was not material to these consolidated financial statements.

In May 2007, the FASB issued FSP FIN No. 46-R-7, “Application of FIN 46-R to Investment Companies” (“FSP FIN 46-R-7”) which amends FIN 46-R to make permanent the temporary deferral of the application of FIN 46-R by entities within the scope of SOP 07-1. FSP FIN 46-R-7 is effective upon adoption of SOP 07-1. Nomura has therefore adopted FSP FIN 46-R-7 as of December 14, 2007. The impact of adoption was not material to these consolidated financial statements.

All investments made by investment companies pursuant to SOP 07-1 are carried at fair value, with changes in fair value recognized through earnings.

For additional information regarding the adoption of SOP 07-1, see Note 4, “Private equity business” and Note 5, “Investment company accounting” within these consolidated financial statements.

Accounting for business combinations

In December 2007, the FASB issued SFAS No. 141-R, “Business Combinations” (“SFAS 141-R”). SFAS 141-R expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at the fair value determined on the acquisition date and changes thereafter in contingent consideration to be reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred.

SFAS 141-R applies prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption and retroactive application is not permitted and therefore Nomura will adopt SFAS 141-R for business combinations for which the acquisition date is on or after April 1, 2009. Nomura is evaluating the impact of adoption of SFAS 141-R on its consolidated financial statements.

Accounting for noncontrolling interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of non-controlling interests as a component of equity (rather than as a liability or as mezzanine equity). Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings and provides guidance on the accounting for transactions between an entity and noncontrolling interests.

The effective date for SFAS 160 is for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is not permitted and therefore Nomura will adopt SFAS 160 on April 1, 2009. The Statement is applied prospectively as of the beginning of the fiscal year in which the Statement is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura is evaluating the impact of adoption on its consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Enhanced disclosures about derivatives and hedging

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 replaces and expands the quantitative and qualitative disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and other related literature and intends to provide an enhanced understanding of:

•	How and why a reporting entity uses derivative instruments;

•	How derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and

•	How derivative instruments affect a reporting entity’s financial position, financial performance and cash flows.

SFAS 161 is effective for financial statements issued and for fiscal years and interim periods beginning after November 15, 2008 with early application permitted. Because SFAS 161 is a disclosure statement and does not impact the accounting treatment for derivative instruments and related hedged items, Nomura’s adoption of SFAS 161 will not impact on its consolidated financial statements.

Useful lives of intangible assets

In April 2008, the FASB issued FSP No. SFAS 142-3, “Determination of the Useful Lives of Intangible Assets”, (“FSP SFAS 142-3”). FSP SFAS 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and introduces new disclosures in addition to those Nomura currently makes under SFAS 142. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years with early adoption prohibited.

Nomura will adopt FSP SFAS 142-3 on April 1, 2009. As the guidance for determining the useful life of a recognized intangible asset is only applied prospectively to intangible assets acquired after that date, Nomura does not expect a material impact on its consolidated financial statements.

GAAP hierarchy

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”) which provides a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP.

SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. Nomura is currently considering the potential impact of adoption of SFAS 162 but does not expect a material impact on its consolidated financial statements.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥99.85 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Financial instruments:

Nomura enters into transactions involving financial instruments including cash instruments and derivatives primarily for trading activities and, where needed, non-trading activities.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Trading assets and Trading liabilities

Trading assets, including those that are disclosed parenthetically as Securities pledged as collateral, and Trading liabilities consist of the following major types of financial instruments:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2007		2008		2008
	Trading assets	Trading liabilities	Trading assets	Trading liabilities	Trading assets	Trading liabilities
Equities and convertible bonds	¥3,088,440	¥525,943	¥1,296,462	¥870,933	$12,984	$8,722
Government and government agency bonds	5,200,419	3,074,291	4,751,195	2,663,609	47,583	26,676
Bank and corporate debt securities	2,065,509	183,068	1,650,844	145,552	16,533	1,458
Commercial paper and certificates of deposit	382,801	—	320,773	—	3,213	—
Mortgage and mortgage-backed securities	1,109,058	—	477,887	—	4,786	—
Beneficiary interests and other	154,962	4	277,250	10	2,777	0
Derivative contracts(1)	829,637	1,017,097	1,551,349	1,474,265	15,537	14,765

	¥12,830,826	¥4,800,403	¥10,325,760	¥5,154,369	$103,413	$51,621

(1)	Amounts disclosed for derivative contracts are reported on a net-by-counterparty basis where net presentation is consistent with FIN39.

Nomura seeks to minimize the market and credit risks associated with its customer securities activities through various control policies and procedures, including continuous monitoring of market and customer exposures, hedging strategies, and requiring collateral or additional margin or reduced positions when necessary.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including Securities pledged as collateral, represented 14.5% and 18.1% of total assets as of March 31, 2007 and 2008, respectively.

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

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

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

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Derivative Trading Assets:
Foreign exchange forwards	¥51,274	¥91,476	$916
FRA(1) and other OTC forwards	39,716	67,450	676
Swap agreements	373,139	1,039,106	10,407
Securities options—purchased	156,979	155,310	1,555
Options other than securities options—purchased	208,529	198,007	1,983

Total(2)	¥829,637	¥1,551,349	$15,537

Derivative Trading Liabilities:
Foreign exchange forwards	¥28,698	¥120,752	$1,209
FRA(1) and other OTC forwards	32,986	38,787	389
Swap agreements	533,388	748,944	7,501
Securities options—written	268,393	327,844	3,283
Options other than securities options—written	153,632	237,938	2,383

Total(2)	¥1,017,097	¥1,474,265	$14,765

(1)	Forward Rate Agreements.
(2)	Total amounts disclosed for derivative contracts are reported on a net-by-counterparty basis where net presentation is consistent with FIN 39.

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

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Merchant Banking	¥5,246	¥(2,459)	¥(4,969)	$(50)
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	148,073	137,595	136,955	1,372
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	150,904	154,872	(70,266)	(704)

	¥304,223	¥290,008	¥61,720	$618

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of financial instruments—

The majority of Nomura’s assets and liabilities are carried at fair value or at amounts that approximate fair value. Assets which are carried at fair value include Trading assets, Private equity investments, Non-trading debt securities and Investments in equity securities. Liabilities which are carried at fair value include Trading liabilities. Assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, Securities borrowed, and Loans receivable. Liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under SFAS 155. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents financial instruments with carrying values that differ from their fair value or approximate fair value.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2007		2008		2008
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥5,003	¥5,006	¥5,224	¥5,243	$52	$53

4. Private equity business:

Nomura’s private equity investments, which are made primarily through our Global Merchant Banking Division, continue to expand in both Japan and Europe.

As of April 1, 2007 Nomura adopted SOP 07-1. Certain entities which Nomura consolidates under either a voting interest or variable interest model (“investment company subsidiaries”) are investment companies pursuant to the provisions of SOP 07-1. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to the parent entity or the Nomura group. In accordance with Nomura investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method. Such investments may generally only be made by investment companies within the group. Non-core businesses are defined as those engaged in activities other than Nomura’s five business segments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of adoption of SOP 07-1, all private equity investments made by investment company subsidiaries pursuant to the provisions of SOP 07-1 are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

Private equity business in Japan

Nomura has an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2001, NPF has made 21 investments and exited from 15 of these investments (including partial sales) and the fair value of its investment portfolio is ¥124,974 million ($1,252 million) as at March 31, 2008.

NPF is a consolidated investment company pursuant to the provisions of SOP 07-1 and therefore carries all of its investments at fair value, with changes in fair value recognized through earnings from the adoption date of SOP 07-1 on April 1, 2007, rather than applying the equity method of accounting or consolidation, which was the accounting applied to certain investments prior to that date.

During the year ended March 31, 2007, NPF accounted for two separate investments as business combinations under SFAS 141 which resulted in consolidation of the investees, including Tsubaki Nakashima Co., Ltd., a manufacturer and seller of high-precision ball bearings. The purchase price of these businesses, net of cash acquired was ¥92,273 million. For further information on Tsubaki Nakashima Co., Ltd., see Note 9, “Business combinations”. In addition, NPF also invested in two businesses accounted for by the equity method, including Skylark Co., Ltd., a major Japanese food restaurant chain.

During the year ended March 31, 2006, there were no private equity investments accounted for as business combinations under SFAS 141.

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

Discontinued operations

NPF sold its entire stake in MR for ¥131,100 million in cash on January 31, 2006 and a gain on disposal of ¥74,852 million was recorded. In accordance with SFAS 144, income from MRG was classified as a discontinued operation on the consolidated statements of operations. Net revenue and income before income

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

taxes for MRG, reported in discontinued operations for the year ended March 31, 2006 were ¥407,827 million and ¥24,561 million, respectively.

Private equity business in Europe

In Europe, Nomura’s private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure to run Nomura’s European private equity business, on March 27, 2002, Nomura restructured its PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for the investment managed by Terra Firma at fair value in accordance with the AICPA Audit and Accounting Guide, “Investment Companies” until March 31, 2007, following which Nomura adopted SOP 07-1.

The Terra Firma Investments are held by entities which are consolidated investment companies pursuant to the provisions of SOP 07-1 and therefore Nomura continues to account for these investments at fair value, with changes in fair value recognized through earnings.

The estimated fair value of the Terra Firma Investments was ¥ 282,824 million and ¥ 130,938 million ($1,311 million) at March 31, 2007 and 2008, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥ 307 billion ($3.1 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥ 705 billion ($7.1 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥ 30,680 million ($307 million) and reduced to ¥7,356 million ($74 million) as a result of adjustments for recyclable distributions. As of March 31, 2008, ¥5,119 million ($51 million) had been drawn down for investments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For TFCP III, Nomura’s total commitment is ¥15,819 million ($158 million) and ¥7,292 million ($73 million) had been drawn down for investments as at March 31, 2008.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through earnings.

Other Investments

Nomura also makes private equity investments in Europe through wholly owned subsidiaries and other consolidated entities which have third party pooling of funds. These entities are consolidated investment companies pursuant to the provisions of SOP 07-1 and therefore all investments are carried at fair value, with changes in fair value recognized through earnings.

5. Investment company accounting

Certain entities, including NPF and TFCPI are investment companies pursuant to SOP 07-1’s provisions and therefore carry all of their investments at fair value, with changes in fair value recognized through earnings from the adoption date of April 1, 2007.

The following table summarizes the aggregate carrying value (fair value) and the cost of investments held by all investment company subsidiaries consolidated within the Nomura group which are investment companies pursuant to SOP 07-1 and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen	Translation into millions of U.S. dollars
	March 31, 2008
Closing cost(1)	¥210,193	$2,105
Gross unrealized appreciation	148,354	1,486
Gross unrealized depreciation	(52,193)	(523)

Closing fair value	¥306,354	$3,068

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the performance of the investments held by investment company subsidiaries during the period:

	Millions of yen	Translation into millions of U.S. dollars
	Year ended March 31, 2008
Opening fair value	¥487,059	$4,878
Purchase (sales) of investees during the period(1)	(250,067)	(2,505)
Net realized gains / (losses) during the period(2)	76,082	762
Change in unrealized gains / (losses) during the period	(6,720)	(67)

Closing fair value	¥306,354	$3,068

(1)	Acquisition cost of new investees or sales proceeds of investees disposed of during the period.
(2)	Net realized gains and losses are calculated as the difference between sales proceeds and the adjusted historical cost of the investment.

There were no significant transactions between Nomura and the investees of the investment companies during the period.

6. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2007	2008	2008
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥24,672	¥13,106	$131
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheets) or repledged	18,214	9,028	90

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other assets—Investments in and advances to affiliated companies on the consolidated balance sheets at March 31, 2007 and 2008, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Trading assets:
Equities and convertible bonds	¥124,820	¥197,669	$1,980
Government and government agency bonds	295,288	263,955	2,644
Bank and corporate debt securities	865,835	718,380	7,194
Mortgage and mortgage-backed securities	632,961	—	—
Benefical interests and others	48,638	531	5

	¥1,967,542	¥1,180,535	11,823

Non-trading debt securities	¥86,032	¥94,560	¥947
Investments in and advance to affiliated companies	¥38,048	¥49,761	¥498

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Loans and receivables	¥50,473	¥22,352	$224
Trading assets	1,423,113	2,084,313	20,874
Office buildings, land, equipment and facilities	13,504	43,895	440
Non-trading debt securities	77,257	85,866	860
Other	7,084	1,982	20

	¥1,571,431	¥2,238,408	$22,418

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings and trading balances of secured borrowings, and derivative transactions. See Note 11, “Borrowings”, for further information regarding trading balances of secured borrowings.

7. Securitization and Variable Interest Entities (VIEs):

Securitization activities—

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended March 31, 2007 and 2008, Nomura securitized ¥1,447 billion and ¥691 billion ($6.9 billion) of financial assets, respectively. In addition, Nomura received ¥9 billion and ¥12 billion ($0.1 billion) from securitization trusts and paid ¥53 billion and ¥3 billion ($0.0 billion) to securitization trusts, respectively. Nomura held ¥37 billion and ¥17 billion ($0.2 billion) of retained interests in transferred assets at March 31, 2007 and 2008, respectively.

Variable Interest Entities (VIEs)—

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds and mortgage and mortgage-backed securities. Nomura also consolidates investment funds, which are managed in line with stipulated investment criteria, in which it is the primary beneficiary.

The following table shows the classification of the consolidated VIEs’ assets that collateralize the VIEs’ obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2007	2008	2008
Consolidated VIEs’ assets that collateralize the VIEs’ obligations
Trading assets	¥288	¥240	$3
Office buildings, land, equipment and facilities	—	47	0
Other	7	3	0

Total	¥295	¥290	$3

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

The following table sets forth the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2007 and 2008. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2007	2008	2008
VIE assets	¥799	¥457	$5
Maximum exposure to loss	171	261	$3

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2007, the AICPA issued SOP 07-1. Although this SOP 07-1 was expected to be effective for fiscal years beginning on or after December 15, 2007, FASB decided to postpone the effective date of SOP 07-1, indefinitely. But, SOP 07-1 permitted early adoption and continuous application of this SOP 07-1 for entities that early adopted this SOP is allowed by FASB Staff Position No. SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1.”

Nomura decided early adoption of SOP 07-1 on December 14, 2007 and designated certain entities, including NPF and TFCPI as investment companies. FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide those entities that meet criteria for investment companies under SOP 07-1 with a permanent scope exception from the application of FIN 46-R.

8. Receivables and payables

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

The recorded investment in each of loan type is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Loans at banks	¥276,423	¥252,553	$2,529
Financing activity loans	245,980	200,947	2,012
Margin transaction loans	328,099	181,313	1,816
Inter-bank money market loans	85,209	149,449	1,497

Loans receivable total	¥935,711	¥784,262	$7,854

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible against loans receivable, receivables from customers and receivables from other than customers. Changes in the Allowance for doubtful accounts are shown below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Balance at beginning of year	¥2,801	¥2,878	¥2,027	$20
Provision (credit) for losses	(50)	220	149	2
Charge-offs	(250)	(1,407)	(252)	(3)
Other	377	336	(525)	(5)

Balance at end of year	¥2,878	¥2,027	¥1,399	$14

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net receivables/payables arising from unsettled securities transactions are included in Payables to other than customers amounting to ¥234,826 million and ¥19,489 million ($195 million) at March 31, 2007, and March 31, 2008.

9. Business combinations:

Instinet Incorporated (“Instinet”)

On February 1, 2007, Nomura purchased a 100% stake in a global agency-broker, Instinet, a major provider of electronic trading services for institutional investors, from majority owner Silver Lake Partners and Instinet’s current management team to provide hedge funds, pension funds, and other institutional investors with even higher value-added trading technologies and order execution services by utilizing it’s more advanced execution technologies. The acquisition price was ¥148,405 million, which was paid in cash in February 2007.

The results of operations and cash flows associated with Instinet for two months from February 1 to March 31, 2007 are included in Nomura’s consolidated financial statements.

The condensed balance sheet of Instinet at February 1, 2007 is as follows:

Millions of yen
Assets:
Cash and cash deposits	¥64,104
Loans and receivables	40,409
Collateralized agreements	24,598
Office buildings, land, equipment and facilities	4,211
Intangible assets(1)	49,609
Others	3,708
Goodwill(2)	69,090

Total assets	¥255,729

Liabilities:
Short-term borrowings	¥4,130
Collateralized financing	21,385
Others	81,809

Total liabilities	107,324

Net assets	148,405
Acquisition cost	¥148,405

(1)	The breakdown of intangible assets is as follows.

Intangible assets subject to amortization, including customer relationships and technology related:

¥40,719 million, having a weighted-average amortization period of 15 years and a residual value of zero.

Intangible assets not subject to amortization:

¥8,890 million

(2)	Goodwill was recognized on the balance sheet of Instinet by the application of push-down accounting as of February 1, 2007, and is not deductible for tax purposes.

Goodwill related to Instinet is included in the Global Markets operating segment.

Tsubaki Nakashima Co., Ltd. (“Tsubaki Nakashima”)

In March 2007, Nomura purchased a 97% stake in Tsubaki Nakashima, a manufacturer and seller of high-precision ball bearings. The acquisition price was ¥101,572 million.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura consolidated Tsubaki Nakashima as of March 31, 2007, reporting its result of operation with three months lag.

The condensed balance sheet of Tsubaki Nakashima at December 31, 2006, was as follows:

Millions of yen
Assets:
Cash and cash deposits	¥12,586
Loans and receivables	10,813
Office buildings, land, equipment and facilities	23,697
Intangible assets(1)	36,376
Others	37,629

Total assets	¥121,101

Liabilities:
Others	¥28,767

Total liabilities	28,767

Net assets	92,334
Minority interests	(2,575)

Nomura’s portion of net assets	89,759
Acquisition cost	101,572

Goodwill(2)	¥11,813

(1)	The breakdown of intangible assets is as follows.

Intangible assets subject to amortization, including technology related:

¥36,371 million, having a weighted-average amortization period of 20 years and a residual value of zero.

Intangible assets not subject to amortization:

¥5 million

(2)	Goodwill is not deductible for tax purposes.

Following adoption of SOP 07-1 by Nomura as of April 1, 2007, Tsubaki Nakashima was no longer consolidated and is now carried at fair value with changes in fair value recognized currently through earnings. For additional information regarding the adoption of SOP 07-1, see Note 1, “Summary of accounting policies”, Note 4, “Private equity business”, and Note 5, “Investment company accounting” within these consolidated financial statements.

The following summarized unaudited pro forma financial information assumes the acquisition of shares in Instinet and Tsubaki Nakashima during the year ended March 31, 2007 had occurred on April 1, 2005.

	Millions of yen, except per share amounts
	Year ended March 31
	2006	2007
Total revenue	¥1,895,354	¥2,143,927

Net income	¥309,957	¥182,003
Basic EPS	161.96	95.49
Diluted EPS	161.72	95.23

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Other assets-Other/ Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Other assets-Other:
Securities received as collateral	¥309,571	¥242,601	$2,430
Goodwill and other intangible assets	177,481	103,022	1,032
Deferred tax assets	156,255	273,041	2,735
Investments in equity securities for other than operating purposes	44,658	20,198	202
Other	181,541	170,047	1,703

Total	869,506	808,909	8,102

Other liabilities:
Obligation to return securities received as collateral	¥309,571	¥242,601	$2,430
Accrued income taxes	27,923	35,669	357
Other accrued expenses	344,274	279,169	2,796
Other	126,714	65,767	658
Minority interests	37,040	12,978	130

Total	845,522	636,184	6,371

Changes in goodwill, which are included in the consolidated balance sheets in Other assets-Other, are as follows. Goodwill impairment charges are not deductible for tax purposes.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2007		2008		2008
Balance at beginning of year	¥11,412		¥91,279		$914
Increase by acquisitions	80,903	(1)	—		—
Others	(1,036)		(28,289	)(2)	(283)

Balance at end of year	¥91,279		¥62,990		$631

(1)	¥69,090 million is related to Instinet and ¥11,813 million is related to Tsubaki Nakashima.
(2)	Negative ¥17,143 million ($172 million) was no longer recognized following adoption of SOP 07-1 and deconsolidation of certain entities held by investment companies. Negative ¥11,146 ($111 million) relates to translation adjustments.

The gross carrying amounts of other intangible assets were ¥87,247 million and ¥43,886 million ($440 million) at March 31, 2007 and 2008, respectively. Accumulated amortization of other intangible assets amounted to ¥1,045 million and ¥3,854 million ($39 million) at March 31, 2007 and 2008, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Borrowings:

Short-term and long-term borrowings of Nomura at March 31, 2007 and 2008 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Short-term borrowings(1)(2):
Commercial paper	¥526,164	¥445,933	$4,466
Bank loans	401,853	658,438	6,594
Other(3)	165,512	321,895	3,224

Total	¥1,093,529	¥1,426,266	$14,284

Long-term borrowings(4):
Long-term loans from banks and other financial institutions(5)	¥1,144,932	¥1,449,553	$14,517
Bonds and notes issued(6):
Fixed-rate obligations:
Japanese yen denominated	503,576	610,920	6,118
Non-Japanese yen denominated	14,570	418	4
Variable-rate obligations:
Japanese yen denominated	34,200	120,198	1,204
Non-Japanese yen denominated	465,509	475,997	4,767
Index / Equity linked obligations:
Japanese yen denominated	2,096,093	1,820,643	18,235
Non-Japanese yen denominated	439,456	367,487	3,680

	3,553,404	3,395,663	34,008

Sub-Total	4,698,336	4,845,216	48,525

Trading balances of secured borrowings	304,554	379,210	3,798

Total	¥5,002,890	¥5,224,426	$52,323

(1)	Include secured borrowings of ¥2,703 million at March 31, 2007 and ¥nil million at March 31, 2008.
(2)	Include hybrid financial instruments accounted for at fair value under SFAS 155 of ¥4,403 million at March 31, 2007 and ¥3,245 million ($32 million) at March 31, 2008.
(3)	Include trading balances of secured borrowings of ¥17,666 million at March 31, 2007 and ¥nil million at March 31, 2008.
(4)	Include hybrid financial instruments accounted for at fair value under SFAS 155 of ¥20,545 million at March 31, 2007 and ¥110,081 million ($1,102 million) at March 31, 2008.
(5)	Include secured borrowings of ¥17,524 million at March 31, 2007 and ¥24,722 million ($248 million) at March 31, 2008.
(6)	Include secured borrowings of ¥232,789 million at March 31, 2007 and ¥252,202 million ($2,526 million) at March 31, 2008.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales under SFAS 140. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from the distribution of financial products secured by the financial assets without recourse to us.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Debt issued by the Company	¥1,084,873	¥1,502,345	$15,046
Debt issued by subsidiaries—guaranteed by the Company	2,710,533	2,365,315	23,688
Debt issued by subsidiaries—not guaranteed by the Company(1)	1,207,484	1,356,766	13,589

Total	¥5,002,890	¥5,224,426	$52,323

(1)	Includes trading balances of secured borrowings.

At March 31, 2007, fixed-rate obligations of long-term borrowings are due between 2007 and 2023 at interest rates ranging from 0.71% to 5.60%. Variable-rate obligations, which are generally based on LIBOR, are due between 2007 and 2015 at interest rates ranging from 0.51% to 5.56%. Index / Equity linked obligations are due between 2007 and 2037 at interest rates ranging from 0.00% to 44.00%.

At March 31, 2008, fixed-rate obligations of long-term borrowings are due between 2008 and 2023 at interest rates ranging from 0.71% to 6.40%. Variable-rate obligations, which are generally based on LIBOR, are due between 2008 and 2015 at interest rates ranging from 0.92% to 5.32%. Index / Equity linked obligations are due between 2008 and 2038 at interest rates ranging from 0.00% to 40.00%.

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

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, were as follows:

	March 31
	2007	2008
Short-term borrowings	2.19%	1.37%
Long-term borrowings	1.44%	2.76%
Fixed-rate obligations	1.21%	0.88%
Variable-rate obligations	2.48%	2.08%
Index / Equity linked obligations	1.06%	3.64%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2007 consist of the following(1):

Year ending March 31	Millions of yen
2008	¥319,981
2009	535,764
2010	585,894
2011	194,674
2012	584,631
2013 and thereafter	2,477,392

Sub-Total	4,698,336

Trading balances of secured borrowings	304,554

¥5,002,890

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2008 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2009	¥476,131	$4,768
2010	533,596	5,344
2011	262,752	2,631
2012	564,551	5,654
2013	624,553	6,255
2014 and thereafter	2,383,633	23,873

Sub-Total	4,845,216	48,525

Trading balances of secured borrowings	379,210	3,798

	¥5,224,426	$52,323

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2007 and 2008, Nomura had unused committed lines of credit amounting to ¥398,685 million and ¥370,209 million ($3,708 million), respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Earnings per share:

In accordance with SFAS 128, basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of operations. Basic EPS is calculated by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income is also adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by affiliates.

A reconciliation of the amounts and the numbers used in the calculation of basic and diluted EPS is as follows:

	Yen amounts in millions except per share data presented in yen			Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Basic—
Income (loss) from continuing operations applicable to common stock	¥256,628	¥175,828	¥(67,847)	$(679)
Gain on discontinued operations applicable to common stock	47,700	—	—	—

Net income (loss) applicable to common stock	¥304,328	¥175,828	¥(67,847)	$(679)

Weighted average number of shares outstanding	1,913,758,941	1,906,011,723	1,908,399,176

Basic EPS:
Income (loss) from continuing operations	¥134.10	¥92.25	¥(35.55)	$(0.36)
Gain on discontinued operations	24.92	—	—	—

Net income (loss)	¥159.02	¥92.25	¥(35.55)	$(0.36)

Diluted—
Income (loss) from continuing operations applicable to common stock on which diluted net income per share is calculated	¥256,622	¥175,819	¥(67,849)	$(680)
Gain on discontinued operations applicable to common stock	47,700	—	—	—

Net income (loss) applicable to common stock	¥304,322	¥175,819	¥(67,849)	$(680)

Weighted average number of shares outstanding used in diluted EPS computations	1,916,672,760	1,911,093,936	1,907,307,701

Diluted EPS:
Income (loss) from continuing operations	¥133.89	¥92.00	¥(35.57)	$(0.36)
Gain on discontinued operations	24.89	—	—	—

Net income (loss)	¥158.78	¥92.00	¥(35.57)	$(0.36)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining diluted EPS, net income applicable to common stock has been adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the years ended March 31, 2006, 2007 and 2008 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would individually reduce EPS in each of the years ended March 31, 2006 and 2007. Also the weighted average number of shares used in the calculation of diluted EPS reflect decline potential common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would individually increase loss per share in the years ended March 31, 2008.

Antidilutive stock options to purchase 1,885,000, 1,816,000 and 14,058,600 common shares at March 31, 2006, 2007 and 2008, respectively, were not included in the computation of diluted EPS.

13. Employee benefit plans:

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

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory, funded benefit pension plans for their employees who meet eligibility requirements. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at the retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason of retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plan. Under the plan, employees with at least two years of service

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are in general entitled to lump-sum payments at the termination of employment. The benefits under the plans are calculated based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

Substantially all overseas subsidiaries have various local defined benefit plans or defined contribution pension plans covering certain employees. These plans are not significant.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans include the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Service cost	¥7,940	¥8,857	¥9,395	$94
Interest cost	4,342	4,729	4,928	49
Expected return on plan assets	(3,147)	(3,909)	(4,118)	(41)
Amortization of net actuarial losses	3,184	1,401	1,452	15
Amortization of prior service cost	163	84	86	1

Net periodic benefit cost	¥12,482	¥11,162	¥11,743	$118

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets and a summary of the funded status:

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2007	2008	2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥225,509	¥234,988	$2,353
Service cost	8,857	9,395	94
Interest cost	4,729	4,928	49
Actuarial loss	2,997	2,369	24
Benefits paid	(7,029)	(7,374)	(73)
Other	(75)	32	0

Benefit obligation at end of year	234,988	244,338	2,447

Change in plan assets:
Fair value of plan assets at beginning of year	150,561	158,623	1,589
Actual return on plan assets	5,187	(20,033)	(201)
Employer contributions	8,443	8,775	88
Benefits paid	(5,568)	(5,680)	(57)

Fair value of plan assets at end of year	158,623	141,685	1,419

Funded status at end of year	(76,365)	(102,653)	(1,028)

Amounts recognized in the consolidated balance sheets(1)	¥(76,365)	¥(102,653)	$(1,028)

(1)	Effective March 31, 2007, under SFAS 158, unrecognized net actuarial loss and unrecognized prior service cost are recognized as an assets or liability in the consolidated balance sheets.

Nomura recognized a liability for pension benefits for its private equity entities’ plans amounting to ¥6,763 million at March 31, 2007. Nomura also recognized a liability for pension benefits for other plans amounting to ¥7,280 million at March 31, 2007, and an asset for pension benefits for other plans amounting to ¥3,357 million ($34 million) at March 31, 2008.

The accumulated benefit obligation for Japanese entities’ plans was ¥210,238 million and ¥219,326 million ($2,197 million) as of March 31, 2007 and 2008, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2007 and 2008 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Plans with ABO in excess of plan assets:
PBO	¥234,988	¥244,338	$2,447
ABO	210,238	219,326	2,197
Fair value of plan assets	158,623	141,685	1,419
Plans with PBO in excess of plan assets:
PBO	234,988	244,338	2,447
ABO	210,238	219,326	2,197
Fair value of plan assets	158,623	141,685	1,419

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ended March 31
	2008	2008
Net actuarial loss	¥70,150	$703
Net prior service cost	1,166	12

Total	¥71,316	$715

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ending March 31
	2009	2009
Net actuarial loss	¥2,914	$29
Net prior service cost	86	1

Total	¥3,000	$30

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2007	2008
Discount rate	2.1%	2.1%
Rate of increase in compensation levels	3.7%	3.7%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2006	2007	2008
Discount rate	2.1%	2.1%	2.1%
Rate of increase in compensation levels	4.0%	3.6%	3.7%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

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

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2007	2008
Equity securities	57.4%	43.6%
Debt securities	36.3%	49.2%
Other	6.3%	7.2%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese entities’ plans, the target of strategic allocation is principally 45.9% equity securities, 45.3% debt securities and 8.8% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Cash Flows

Nomura expects to contribute approximately ¥8,958 million ($90 million) to Japanese entities’ plans in the year ending March 31, 2009 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2009	¥7,803	$78
2010	8,209	82
2011	8,916	89
2012	9,241	93
2013	9,067	91
2014-2018	52,913	530

Defined contribution pension plans—

In addition to the defined benefit pension plans, the Company, Nomura Securities Co., Ltd., and other Japanese and non-Japanese entities have defined contribution pension plans.

Nomura contributed ¥788 million, ¥858 million and ¥ 905 million ($9 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2006, 2007, and 2008, respectively.

The contributions to the overseas defined contribution pension plans were ¥3,020 million, ¥3,946 million and ¥3,836 million ($38 million) for the years ended March 31, 2006, 2007 and 2008, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥4,905 million, ¥5,356 million and ¥6,179 million ($62 million) for the years ended March 31, 2006, 2007 and 2008, respectively.

14. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance, to recruit talented staff and to link a portion of compensation to the Company’s stock price, namely of “A-plan” and “B-plan”. The A-plan generally consists of stock option plans, and the B-plan consists of stock units plans.

Stock option plans (A-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock option plans for employees (directors, executive officers and certain employees). These stock options vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate—estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average grant date fair value of options granted during the years ended March 31, 2006, 2007 and 2008 were ¥381, ¥485 and ¥496 ($5) per share, respectively. The weighted-average assumptions used for the years are as follows:

	Year ended March 31
	2006	2007	2008
Expected volatility	42.44%	36.48%	33.85%
Expected dividends yield	1.80%	1.58%	1.54%
Expected lives (in years)	7	6	6
Risk-free interest rate	0.87%	1.68%	1.65%

Activity related to these stock option plans (A-plan) is as follows:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding at March 31, 2005	5,970,000	1,690	5.2
Granted	1,763,000	1,415
Exercised	(463,000)	1,724
Repurchased	—	—
Forfeited	(103,000)	1,618
Expired	—	—

Outstanding at March 31, 2006	7,167,000	1,620	4.7
Granted	1,832,000	2,210
Exercised	(1,425,000)	1,696
Repurchased	—	—
Forfeited	(47,000)	1,714
Expired	—	—

Outstanding at March 31, 2007	7,527,000	1,746	4.4
Granted	2,016,000	2,382
Exercised	(504,200)	1,590
Repurchased	—	—
Forfeited	(38,000)	1,987
Expired	—	—

Outstanding at March 31, 2008	9,000,800	¥1,891	4.1

The total intrinsic value of options exercised during the years ended March 31, 2006, 2007 and 2008 were ¥273 million, ¥1,087 million and ¥308 million ($3 million), respectively. The aggregate intrinsic value of options outstanding at March 31, 2008 was ¥124 million ($1 million).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table details the distribution of the options at March 31, 2008:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥2,382	2,004,000	¥2,382	6.3	—	¥—
¥2,201	1,807,000	2,201	5.3	—	—
¥1,794	1,166,000	1,794	1.2	1,166,000	1,794
¥1,619	1,239,000	1,619	2.2	1,239,000	1,619
¥1,607	1,250,000	1,607	3.2	1,250,000	1,607
¥1,409	1,534,800	1,409	4.3	1,534,800	1,409

Total	9,000,800	¥1,891	4.1	5,189,800	¥1,593

At March 31, 2006, 2007 and 2008, options exercisable were 3,835,000, 3,999,000 and 5,189,800, respectively.

Stock unit plans (B-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock unit plans for employees (directors, executive officers and certain employees). These stock units vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. The exercise price is a nominal ¥1 per share.

Activity related to these stock unit plans (B-plan) is as follows:

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding at March 31, 2005	1,354,000	1,619
Granted	2,568,000	1,362
Exercised	—	—
Repurchased	—	—
Forfeited	(110,000)	1,374
Expired	—	—

Outstanding at March 31, 2006	3,812,000	1,453
Granted	4,065,600	2,415
Exercised	(780,000)	1,619
Repurchased	—	—
Forfeited	(629,100)	2,074
Expired	—	—

Outstanding at March 31, 2007	6,468,500	1,978
Granted	8,769,800	2,314
Exercised	(1,670,600)	1,398
Repurchased	—	—
Forfeited	(903,200)	2,356
Expired	—	—

Outstanding at March 31, 2008	12,664,500	2,260

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2008, there was ¥10,605 million ($106 million) of total unrecognized compensation cost related to stock unit plans. Such cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of shares vested during the years ended March 31, 2006, 2007 and 2008 were ¥nil million, ¥2,897 million and ¥5,421 million ($54 million), respectively.

Total stock-based compensation expense included in net income (loss) for the years ended March 31, 2006, 2007 and 2008 were ¥3,388 million, ¥6,525 million and ¥13,188 million ($132 million), respectively. Total related tax benefits recognized in earnings for stock-based compensation expense for the years ended March 31, 2006, 2007 and 2008 were ¥nil million, ¥335 million and ¥990 million ($10 million), respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations. Cash received from exercise of the stock-based compensation plans during the year ended March 31, 2008 was ¥804 million ($8 million) and the tax benefit realized from exercise of the stock options was ¥nil million.

Subsequent events

On April 23, 2008, the Company has issued stock acquisition rights of common stock pursuant to stock unit plans (B-plan) for foreign subsidiaries directors and certain employees. The total number of stock acquisition rights to be issued is 65,923 for the acquisition of 6,592,300 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and become exercisable two years after the grant date, and expire seven years after the grant date.

On June 23, 2008, the Company has issued stock acquisition rights of common stock pursuant to stock units plans (B-plan) for directors, executive officers and certain employees in the Company and foreign subsidiaries. The total number of stock acquisition rights to be issued is 9,300 for the acquisition of 930,000 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and are exercisable two years after the grant date, and expire seven years after the grant date.

15. Income taxes:

The components of income tax expense reflected in the consolidated statements of operations are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Current:
Domestic	¥206,234	¥150,876	¥133,196	$1,334
Foreign	6,278	(4,690)	9,924	99

	212,512	146,186	143,120	1,433

Deferred:
Domestic	(8,332)	(14,874)	(114,132)	(1,143)
Foreign	(15,208)	14,618	(25,729)	(258)

	(23,540)	(256)	(139,861)	(1,401)

Total	¥188,972	¥145,930	¥3,259	$32

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

A reconciliation of the effective income tax rate reflected in the consolidated statements of operations to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2006	2007	2008
Normal effective statutory tax rate	41.0%	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	12.3	11.6	(166.3)
Non-deductible expenses	3.5	2.1	(28.2)
Non-taxable revenue	(5.6)	(3.8)	13.8
Tax effect of undistributed earnings of foreign subsidiaries	2.1	0.2	15.9
Different tax rate applicable to income (loss) of foreign subsidiaries	2.1	0.6	(2.9)
Tax benefit related to loss of foreign subsidiaries	(10.5)	(8.0)	121.6
Domestic tax reduction related to IT investment	(0.8)	(0.0)	—
Others	(1.7)	1.7	0.1

Effective tax rate	42.4%	45.4%	(5.0)%

The net deferred tax assets of ¥156,255 million and ¥273,041 million ($2,735 million) included in Other assets—Other in the consolidated balance sheets at March 31, 2007 and 2008, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥76,052 million and ¥ 20,763 million ($208 million) included in Other liabilities in the consolidated balance sheets at March 31, 2007 and 2008, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of deferred tax assets and liabilities are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥10,408	5,218	$52
Investments in subsidiaries and affiliates	129,598	218,602	2,189
Valuation of financial instruments	199,920	181,078	1,814
Accrued pension and severance costs	54,733	58,414	585
Other accrued expenses and provisions	56,105	74,164	743
Operating losses	143,479	158,360	1,586
Others	2,711	2,809	28

Gross deferred tax assets	596,954	698,645	6,997
Less—Valuation allowance	(280,207)	(326,634)	(3,271)

Total deferred tax assets	316,747	372,011	3,726

Deferred tax liabilities
Investments in subsidiaries and affiliates	72,348	53,364	534
Valuation of financial instruments	116,655	48,850	489
Undistributed earnings of foreign subsidiaries	—	1,257	13
Valuation of fixed assets	44,980	14,418	144
Others	2,561	1,844	19

Total deferred tax liabilities	236,544	119,733	1,199

Net deferred tax assets	¥80,203	¥252,278	$2,527

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

	Millions of yen						Translation into millions of U.S. dollars
	Year ended March 31
	2006		2007		2008		2008
Balance at beginning of year	¥165,730		¥231,726		¥280,207		$2,806
Net change during the year	65,996	(1)	48,481	(2)	46,427	(3)	465

Balance at end of year	¥231,726		¥280,207		¥326,634		$3,271

(1)	Includes ¥35,440 million related to foreign subsidiaries, which is mainly due to the allowance for deferred tax assets previously recorded on certain private equity investments in certain European subsidiaries, and ¥26,793 million related to the Company, which is due to the allowance for deferred tax assets on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Includes ¥40,956 million related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S subsidiaries and the allowance for deferred tax assets previously recorded on certain European subsidiaries. These allowances for deferred tax assets are determined based on a review of future realizable value.
(3)	Includes ¥9,491 million ($95 million) related to foreign subsidiaries which is mainly due to the increase of non-recoverability of losses in certain U.S subsidiaries and the decrease of allowance for deferred tax assets previously recorded on certain European subsidiaries, and ¥36,550 million ($366 million) related to the Company, which is due to the allowance for the non-recoverability of future realizable losses on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.

At March 31, 2008, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥ 222,947 million ($2,233 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

In the year ended March 31, 2008, the Company determined that it would not repatriate undistributed earnings of certain European subsidiary within the foreseeable future. As a result, ¥11,529 million ($115 million) of previously provided deferred tax liabilities have been reversed. This increased the effective tax rate for the year ended March 31, 2008 by approximately 18%.

At March 31, 2008, Nomura has net operating loss carryforwards, for income tax purposes, of ¥463,688 million ($4,644 million) resulting from operations primarily in the U.S. These losses, except for ¥137,364 million ($1,376 million), which can be carried forward indefinitely, expire as follows: 2009 through 2015—¥48,916 million ($490 million), 2016 and thereafter—¥277,408 million ($2,778 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

Nomura adopted the provisions of FIN 48 on April 1, 2007 and recognised an increase to opening retained earnings of ¥1,266 million ($13 million) after tax.

The total amount of unrecognised tax benefits as of the date of adoption of FIN 48 and that as of March 31, 2008 were nil. Also there were no movements of the gross amounts in unrealized tax benefits and the amounts of interest and penalties recognised due to the unrealized tax benefits during the year ended March 2008. Nomura recognises the accrual of interest related to unrecognised tax benefits and penalties related to unrecognised tax benefits, if there are any, in Income tax expense in the consolidated statement of operations.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom and United States. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial Statements. A liability for unrecognized tax benefits is established, which Nomura believes to be adequate with regards to the potential for additional exposure. It is reasonably possible that there may be a significant increase in unrecognised tax benefits within 12 months of March 31, 2008. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognised tax benefits would have a material effect on its financial condition.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which we remain subject to examination:

Jurisdiction	Year
Japan	2004	(1)
UK	2003
US	1999
Hong Kong	2004

(1)	For transfer pricing, the earliest year in which we remain subject to examinations is 2002.

16. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2006	2007	2008
Number of shares outstanding at beginning of year	1,941,261,889	1,904,864,196	1,907,049,871

Common stock held in treasury:
Repurchases of common stock	(36,595,661)	(89,517)	(2,344,149)
Sales of common stock	8,389	9,412	12,776
Common stock issued to employees	496,000	2,172,000	2,174,800
Other net change in treasury stock	(306,421)	93,780	(8,239)

Number of shares outstanding at end of year	1,904,864,196	1,907,049,871	1,906,885,059

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan (On May 1, 2006, the Companies Act of Japan became effective, which reformed and replaced the Commercial Code of Japan.). Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. The amount available for dividends and acquisition of treasury stock was ¥995,162 million ($9,967 million) at March 31, 2008. This amount is based on the amount recorded in the Company’s unconsolidated books of account maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated books of account have no effect on the determination of the amount available for dividends and acquisition of treasury stock under the Companies Act of Japan.

Retained earnings include Nomura’s equity in undistributed earnings of investees accounted for by the equity method in the amount of ¥65,339 million ($654 million) at March 31, 2008.

Dividends on common stock per share were ¥48 for the year ended March 31, 2006, ¥44 for the year ended March 31, 2007 and ¥34 ($0.34) for the year ended March 31, 2008.

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

The board of directors approved a stock repurchase program in accordance with Article 459-1 of the Companies Act of Japan on January 31, 2008 as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥40 billion and (d) the share buyback will run from February 8, 2008, to March 14, 2008. Under this repurchase program, the Company repurchased 1.7 million shares of common stock at a cost of ¥2,520 million ($25 million).

Change in Common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, 1,148 thousand shares, or ¥2,279 million ($23 million), held by affiliated companies at March 31, 2008.

17. Regulatory requirements:

Under the Financial Instruments and Exchange Act which came into effect as of September 30, 2007 (former Securities and Exchange Law), “Financial Instruments Firms (Category I), as which securities companies are classified in Japan, are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories; (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2007 and 2008, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

“Financial Instruments Firms” in Japan are required to segregate cash deposited by customers on securities transactions under the Financial Instruments and Exchange Act which came into effect as of September 30, 2007. At March 31, 2007 and 2008, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥341,173 million and ¥123,801 million ($1,240 million) and equities with a market value of ¥29,842 million and ¥112,797 million ($1,130 million), respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

The Financial Services Agency requires financial conglomerates to maintain net capital not smaller than the required capital on consolidated basis under “the Guideline for Financial Conglomerate Supervision”, which was established in June 2005. As of March 31, 2008, the Company was in compliance with the minimum capital requirement.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commission (“CFTC”). NSI is also regulated by the Financial Industry Authority (“FINRA”) as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”), which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $500,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2007 and 2008, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, the Nomura Europe Holdings plc (NEHS) group is regulated on a consolidated basis by the Financial Services Authority in the United Kingdom. Certain banking and broker/dealer subsidiaries of the NEHS group, including Nomura International plc, are also regulated on a stand alone basis by the Financial Services Authority or other appropriate local regulators. All of these regulators impose minimum capital adequacy requirements and limits on exposures to other entities within the Nomura Group. At March 31, 2007 and 2008 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

18. Affiliated companies and other equity-method investees:

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

For the year ended March 31, 2008, Nomura recognized an impairment loss of ¥17,551 million ($176 million) against its investment in JAFCO. The share price of JAFCO has declined significantly during 2008 as the Japanese stock market slowed down and this decline was determined to be other-than temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statement of operations.

At March 31, 2008, Nomura’s ownership of JAFCO was 26.0% and the balance of equity method goodwill arising from JAFCO, after adjustment for the impairment loss described above, was ¥6,167 million ($62 million) at March 31, 2008.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequently, during the year ended March 31, 2003 and 2005, Nomura acquired an additional 1.0% and 17.2% equity interest in NRI from Nomura Land and Building Co., Ltd, respectively.

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 million of its shares from Nomura in November 2005.

At March 31, 2008, Nomura’s ownership of NRI was 37.7% and the balance of equity method goodwill arising from NRI was ¥54,399 million ($545 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB has owned certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 19 “Commitments, contingencies and guarantees”, Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of real estate properties previously leased to Nomura.

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party.

In October 2006, Nomura Real Estate Holdings, Inc. (“NREH”) which is a subsidiary of NLB, completed an initial public offering and issued 36 million shares of common stock to third parties at an underwriting price of 3,332 yen per share and listed the shares on the First Section of the Tokyo Stock Exchange. Since the price of capital paid in per share exceeded NLB’s carrying amount per share of NREH stock, NLB recognized a gain from the offering based on its ownership of NREH shares and from the offering for sale of the 11 million NREH shares held by NLB. Nomura recognized its share of this gain in the consolidated statement of operations for the year ended March 31, 2007.

At March 31, 2008, Nomura’s ownership of NLB was 38.6% and the balance of equity method goodwill arising from NLB was ¥1,495 million ($15 million).

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

Fortress’s shares began trading on February 9, 2007, on the New York Stock Exchange. Since the price of capital paid in per share exceeded Nomura’s carrying amount per share of Fortress stock, Nomura recognized a gain from changes in equity of Fortress, in the consolidated statement of operations during the year ended March 31, 2007.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2008, Nomura owned a 13.5% of voting interest in Fortress and the balance of equity method goodwill arising from Fortress was ¥72,760 million ($729 million).

Summary Financial Information—

A summary of financial information for JAFCO, NRI and NLB is as follows:

		Millions of yen		Translation into millions of U.S. dollars
		March 31
		2007	2008	2008
Total assets		¥1,526,405	¥1,549,634	$15,520
Total liabilities		972,574	1,007,620	10,091

	Year ended March 31
	2006	2007	2008	2008
Net Revenues	¥525,328	¥605,075	¥493,058	$4,938
Non-interest expenses	377,947	383,439	430,766	4,314
Net income	84,285	147,186	30,340	304

A summary of financial information for Fortress is as follows:

		Millions of yen		Translation into millions of U.S. dollars
		March 31
		2007(1)	2008(1)	2008
Total assets		¥2,795,728	¥199,356	$1,997
Total liabilities		2,781,382	180,308	1,806

	Year ended March 31
	2006(1)	2007(1)	2008(1)	2008
Net Revenues	¥364,977	¥780,016	¥ 63,835	639
Non-interest expenses	40,289	65,260	185,405	1,857
Net income (loss)	21,834	51,804	(6,844)	(69)

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2005, 2006 and 2007, respectively. Nomura records its share of Fortress’s earnings on the equity basis on a three month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for the lease transactions with NLB, which are disclosed in Note 19 “Commitments, contingencies and guarantees”, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Investments in affiliated companies	¥441,515	¥361,334	$3,619
Advances to affiliated companies	21	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Revenues	¥372	¥7,403	¥1,738	$17
Non-interest expenses	28,995	38,078	40,526	406
Purchase of software and tangible assets	54,145	68,563	52,890	530

In addition to the above, the sale of tangible assets for the year ended March 31, 2008 was ¥11,541 million ($116 million).

The aggregate carrying amount and market value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2007		2008	2008
Carrying amount	¥310,682		¥278,676	$2,791
Market value	487,724	(1)	309,355	3,098

(1)	A lock up reserve is deducted from the market value of Fortress shares.

Equity in earnings of equity-method investees, including those mentioned above, amounted to ¥29,595 million, ¥53,367 million and ¥10,416 million ($104 million) for the years ended March 31, 2006, 2007 and 2008, respectively. Equity in earnings of equity-method investees are included in Revenue—Other in the consolidated statements of operations. Dividends from equity-method investees for the years ended March 31, 2006, 2007 and 2008 were ¥2,900 million, ¥3,044 million and ¥10,036 million ($101 million), respectively.

19. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Commitments to extend credit	¥204,167	¥181,341	$1,816
Commitments to invest in partnerships	213,623	124,154	1,243

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2008, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥181,341	¥64,448	¥31,975	¥33,518	¥51,400
Commitments to invest in partnerships	124,154	4,221	47,935	23,925	48,073

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$1,816	$645	$320	$336	$515
Commitments to invest in partnerships	1,243	42	480	240	481

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

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥12,464 million as of March 31, 2007 and ¥10,760 million ($108 million) as of March 31, 2008.

Nomura has commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥3,251 billion for resale agreements and ¥5,788 billion for repurchase agreements at March 31, 2007 and ¥2,338 billion ($23 billion) for resale agreements and ¥5,579 billion ($56 billion) for repurchase agreements at March 31, 2008.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura undertakes obligations to return debt and equity securities borrowed without collateral of ¥843 billion and ¥462 billion ($5 billion) at March 31, 2007 and 2008, respectively.

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

Subsequent Events

On April 11, 2008, Nomura Financial Partners Co., Ltd., a wholly-owned subsidiary, and its joint investors entered into a share purchase agreement among Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”), a newly established entity for this transaction, The Ashikaga Bank Ltd. (“Ashikaga Bank”) and Deposit Insurance Corporation of Japan (“DICJ”). Ashikaga Holdings is scheduled to buy Ashikaga Bank’s shares from DICJ for ¥120 billion and to subscribe for Ashikaga Bank’s new shares for ¥160 billion on July 1, 2008.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2006, 2007 and 2008 were ¥29,329 million, ¥33,731 million and ¥37,823 million ($379 million), respectively. A portion of such rentals is paid to NLB, an affiliated company. Also, see Note 18 Affiliated companies and other equity-method investees.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2006	2007	2008	2008
Lease deposits	¥5,493	¥7,768	¥9,246	$93
Rent paid during the year	3,174	3,549	4,912	49

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2008:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2008
2009	¥501	$5
2010	374	3
2011	251	3
2012	164	2
2013	42	0
2014 and thereafter	1	0

Present value of minimum lease payments(1)	¥1,333	$13

(1)	As interest is not material, it is not shown separately.

Office buildings, land, equipment and facilities in the consolidated balance sheet include capital leases in the amount of ¥6,886 million and ¥1,350 million ($14 million) at March 31, 2007 and 2008, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2008:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2008
2009	¥12,765	$128
2010	10,068	101
2011	8,290	83
2012	6,709	67
2013	5,557	56
2014 and thereafter	14,495	145

Total minimum lease payments	57,884	580
Less: Sublease rental income	(19,789)	(198)

Net minimum lease payments	¥38,095	$382

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

The German bank West LB AG (“WestLB”) issued two sets of High court proceedings in England against Nomura International plc (“NIP”) (details of the claims were only made known to NIP in December 2006 and July 2007 respectively). These claims relate to Box Clever group (“Box Clever”) which was created by the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group in June 2000. The merger was financed by WestLB who provided a loan facility to Box Clever to purchase the relevant Thorn and Granada businesses. In June 2002, the cash flows from the rental business of Box Clever were securitized, with WestLB acting as the joint lead manager with a Canadian investment bank. In September 2003, Box Clever ran into financial difficulties and was placed into administrative receivership.

WestLB’s claims relate to NIP’s compilation and the provision and accuracy of information and projections regarding the financial strength of Thorn and the future performance of Box Clever in relation to the 2000 merger and 2002 securitisation. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million with other unquantified losses, being the loss WestLB claims to have suffered following the failure of the Box Clever group. Nomura believes that the claims are without merit and it shall vigorously defend them.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent Event

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc, acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (“IPB”), a Czech bank. In June, 2000, the Czech National Bank placed IPB into forced administration and the administrator transferred IPB’s entire business to Ceskoslovenska obchodni banka, another Czech bank.

Two separate international arbitration proceedings with the Czech Republic arose out of the above circumstances. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations for fair and equitable treatment under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. In November 2006, the Czech Republic entered into a settlement agreement with various Nomura parties as a result of which both of the international arbitration proceedings were terminated and the disputes with the Czech Republic resolved. On 6 June, 2008, in accordance with the settlement agreement, it was determined that the Czech Republic should pay to Nomura CZK 2.8 billion (approximately ¥18.7 billion) plus interest.

Guarantees—

FASB Interpretation No. 45 (“FIN 45”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

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

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2007		2008
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥972,547	¥49,618,605	¥3,325,218	¥70,659,948	$33,302	$707,661
Standby letters of credit and other guarantees	1,373	18,509	756	6,438	8	64

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees as of March 31, 2008:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,325,218	¥70,659,948	¥10,594,269	¥12,161,070	¥28,100,106	¥19,804,503
Standby letters of credit and other guarantees(1)	756	6,438	3,277	3,045	116	—

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2008.

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$33,302	$707,661	$106,102	$121,793	$281,423	$198,343
Standby letters of credit and other guarantees	8	64	33	30	1	—

20. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. On the other hand, these investments were accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP for the year ended March 31, 2006 and 2007. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table below. With the application of SOP 07-1, all investments made by investment companies within the scope of the guide are carried at fair value for the year ended March 31, 2008, with changes in fair value recognized in the non-interest revenue line under Global Merchant Banking treated the same way as management reporting.

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

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2006
Non-interest revenue	¥442,981	¥327,716	¥98,087	¥80,402	¥63,030	¥669	¥1,012,885
Net interest revenue	3,554	43,392	1,579	(12,158)	2,813	7,734	46,914

Net revenue	446,535	371,108	99,666	68,244	65,843	8,403	1,059,799
Non-interest expenses	249,330	213,387	48,127	12,809	45,220	38,934	607,807

Income (loss) before income taxes	¥197,205	¥157,721	¥51,539	¥55,435	¥20,623	¥(30,531)	¥451,992

Year ended March 31, 2007
Non-interest revenue	¥434,701	¥285,088	¥97,427	¥77,325	¥87,241	¥52,298	¥1,034,080
Net interest revenue	5,417	4,940	1,760	(12,356)	2,865	21,040	23,666

Net revenue	440,118	290,028	99,187	64,969	90,106	73,338	1,057,746
Non-interest expenses	279,253	231,222	54,783	12,153	53,649	49,397	680,457

Income (loss) before income taxes	¥160,865	¥58,806	¥44,404	¥52,816	¥36,457	¥23,941	¥377,289

Year ended March 31, 2008
Non-interest revenue	¥395,887	¥145,192	¥81,305	¥74,795	¥86,637	¥63,535	¥847,351
Net interest revenue	6,131	(49,595)	1,804	(10,002)	4,004	37,733	(9,925)

Net revenue	402,018	95,597	83,109	64,793	90,641	101,268	837,426
Non-interest expenses	279,702	321,794	60,336	11,473	59,652	118,888	851,845

Income (loss) before income taxes	¥122,316	¥(226,197)	¥22,773	¥53,320	¥30,989	¥(17,620)	¥(14,419)

	Translation into millions of U.S. dollars
Year ended March 31, 2008
Non-interest revenue	$3,965	$1,454	$814	$749	$868	$636	$8,486
Net interest revenue	61	(496)	18	(100)	40	378	(99)

Net revenue	4,026	958	832	649	908	1,014	8,387
Non-interest expenses	2,801	3,223	604	115	598	1,190	8,531

Income (loss) before income taxes	$1,225	$(2,265)	$228	$534	$310	$(176)	$(144)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Net loss on trading related to economic hedging transactions	¥(64,761)	¥(38,383)	¥(9,740)	$(98)
Realized gain on investments in equity securities held for operating purposes	8,382	18,129	1,474	15
Equity in earnings of affiliates	27,842	53,169	4,743	48
Corporate items	(7,443)	(11,111)	(13,424)	(134)
Others	5,449	2,137	(673)	(7)

Total	¥(30,531)	¥23,941	¥(17,620)	$(176)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) from continuing operations before income taxes in the consolidated statements of operations.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2006		2007	2008	2008
Net revenue	¥1,059,799		¥1,057,746	¥837,426	$8,387
Unrealized gain (loss) on investments in equity securities held for operating purposes	59,320		(38,232)	(50,169)	(503)
Effect of consolidation/deconsolidation of private equity investee companies	26,531	(1)	71,587	—	—

Consolidated net revenue	¥1,145,650		¥1,091,101	¥787,257	$7,884

Non-interest expenses	¥607,807		¥680,457	¥851,845	$8,531
Unrealized gain (loss) on investments in equity securities held for operating purposes	—		—	—	—
Effect of consolidation/deconsolidation of private equity investee companies	92,243		88,886	—	—

Consolidated non-interest expenses	¥700,050		¥769,343	¥851,845	$8,531

Income before income taxes	¥451,992		¥377,289	¥(14,419)	$(144)
Unrealized gain (loss) on investments in equity securities held for operating purposes	59,320		(38,232)	(50,169)	(503)
Effect of consolidation/deconsolidation of private equity investee companies	(65,712	)(1)	(17,299)	—	—

Consolidated income (loss) from continuing operations before income taxes	¥445,600		¥321,758	¥(64,588)	$(647)

(1)	Includes the negative impact arising from classification of gain on disposal of discontinued operations of ¥74,852 million.

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) from continuing operations before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and Long-lived assets have been allocated on a revenues-and-expenses-from-external-customers-basis. Income from continuing operations before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Net revenue(1):
Americas	¥95,938	¥99,476	¥66,071	$662
Europe	49,082	83,322	5,952	60
Asia and Oceania	26,804	24,906	38,302	383

Sub-total	171,824	207,704	110,325	1,105
Japan	973,826	883,397	676,932	6,779

Consolidated	¥1,145,650	¥1,091,101	¥787,257	$7,884

Income (loss) from continuing operations before income taxes(1) :
Americas	¥6,581	¥(38,876)	¥(149,205)	$(1,494)
Europe	(37,212)	3,857	(92,745)	(929)
Asia and Oceania	7,141	2,922	6,140	61

Sub-total	(23,490)	(32,097)	(235,810)	(2,362)
Japan	469,090	353,855	171,222	1,715

Consolidated	¥445,600	¥321,758	¥(64,588)	$(647)

	March 31
	2006	2007	2008	2008
Long-lived assets:
Americas	¥10,607	¥134,200	¥99,993	$1,001
Europe	53,869	66,586	54,424	545
Asia and Oceania	5,903	7,962	7,454	75

Sub-total	70,379	208,748	161,871	1,621
Japan	275,997	394,838	336,867	3,374

Consolidated	¥346,376	¥603,586	¥498,738	$4,995

(1)	All prior year amounts have been reclassified to conform to the current year presentation.

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2006, 2007 and 2008.

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

/s/ Ernst & Young ShinNihon

Tokyo, Japan

July 12, 2007

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and deposits	¥34,545	¥37,715	$378
Notes and accounts receivable-trade	9,474	9,188	92
Securities	13,105	—	—
Inventories	427,927	454,737	4,554
Equity investments	77,945	92,873	930
Deferred tax assets	12,615	10,740	108
Other	26,127	35,385	354
Allowance for doubtful accounts	(73)	(75)	(1)

Total current assets	601,666	640,565	6,415

Non-current assets:
Tangible fixed assets
Buildings and structures (net of accumulated depreciation of ¥67,475 million in 2007 and ¥70,369 million ($705 million) in 2008)	88,288	86,199	863
Land	93,277	114,229	1,144
Construction in progress	761	1,955	20
Others (net of accumulated depreciation of ¥6,290 million in 2007 and ¥6,696 million ($67 million) in 2008)	4,101	4,250	43

Total tangible fixed assets	186,429	206,634	2,069

Intangible fixed assets (net of accumulated amortization)	2,730	4,372	44
Investments and other assets:
Investment securities	85,465	54,928	550
Long-term guarantee money deposited	28,220	27,683	277
Deferred tax assets	12,161	12,336	124
Other	6,250	2,907	29
Allowance for doubtful accounts	(70)	(117)	(1)

Total investments and other assets	132,026	97,737	979

Total non-current assets	321,186	308,745	3,092

Total assets	¥922,853	¥949,310	$9,507

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
		(unaudited)	(unaudited)
LIABILITIES
Current liabilities:
Accounts payable-trade	¥39,221	¥63,553	$636
Short-term borrowings	76,615	84,284	844
Accrued income taxes	29,799	15,173	152
Deferred tax liabilities	185	165	2
Deposits received	60,298	57,091	572
Accrued bonuses	3,694	4,134	41
Accrued bonuses to directors and statutory auditors	585	590	6
Allowance for losses on withdrawal from business	627	279	3
Other	44,669	51,370	514

Total current liabilities	255,697	276,643	2,771

Non-current liabilities:
Bonds	—	20,300	203
Long-term borrowings	335,969	318,282	3,188
Guarantee money received	36,180	35,815	359
Deferred tax liabilities	18,640	8,499	85
Deferred tax liabilities on land revaluation	3,904	3,904	39
Accrued pension and severance costs	10,767	12,215	122
Accrued retirement benefits for directors and statutory auditors	215	249	2
Allowance for losses from subleasing business	3,812	2,890	29
Other	5,071	7,466	75

Total non-current liabilities	414,562	409,623	4,102

Total liabilities	¥670,260	¥686,267	$6,873

NET ASSETS
Net assets:
Shareholders’ equity
Common stock	1,015	1,015	10
Retained earnings	141,139	166,367	1,666
Common stock held in treasury	(467)	(453)	(5)

Total shareholders’ equity	141,686	166,929	1,672

Valuation and translation adjustments
Unrealized gain on other securities	34,421	11,524	115
Deferred hedge loss	(11)	(0)	(0)
Variance of land revaluation	(205)	(218)	(2)
Cumulative translation adjustments	(483)	(787)	(8)

Total valuation and translation adjustments.	33,720	10,517	105

Stock acquisition rights	—	217	2
Minority interests	77,185	85,378	855

Total net assets	252,593	263,043	2,634

Total liabilities and net assets	¥922,853	¥949,310	$9,507

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
	(unaudited)		(unaudited)	(unaudited)
Sales	¥358,313	¥375,380	¥419,963	$4,206
Cost of sales	255,066	261,227	283,830	2,843

Gross profit on sales	103,246	114,153	136,132	1,363

Selling, general and administrative expenses	56,142	57,636	63,813	639

Operating income	47,104	56,517	72,318	724

Other revenues:
Non-operating revenues
Interest income	105	413	189	2
Dividend income	353	833	480	5
Equity in earnings	1,330	543	515	5
Foreign exchange gain	654	—	—	—
Other	588	759	508	5

	3,031	2,550	1,693	17
Gain on sales of investment securities	2,113	94	1,750	18
Gain on sales of investments in subsidiaries	375	25,623	—	—
Gain from liquidations in affiliates	—	—	474	5
Gain from changes in equity	296	66,485	138	1
Indemnification for damages received	310	—	—	—
Reversal of allowance for loss from sublease business	—	1,290	356	4
Prior year adjustments	—	—	1,233	12
Other	62	—	—	—

	6,189	96,044	5,646	57

Other expenses:
Non-operating expenses
Interest expenses	5,514	6,946	7,531	75
Loss allocated from silent partnerships	865	887	2,598	26
Other	1,998	1,129	1,740	17

	8,378	8,963	11,869	119
Loss on sales of fixed assets	8	4	—	—
Loss on disposal of fixed assets	66	119	73	1
Impairment loss on fixed assets	8,756	—	—	—
Loss on devaluation of inventories	—	869	—	—
Loss on sales of investment securities	—	345	—	—
Loss on devaluation of investment securities	—	9	—	—
Loss on withdrawal from business	1,177	—	—	—
Loss from subleasing business	9,784	—	—	—
Other	3,024	—	—	—

	31,196	10,311	11,942	120

Income before income taxes and minority interests	22,097	142,250	66,022	661

Income tax expense-current	11,956	36,206	25,447	255
Income tax expense-deferred	(4,265)	(42)	1,604	16

	7,691	36,164	27,052	271

Minority interest	(1,108)	4,999	12,645	127

Net income	¥15,514	¥101,085	¥26,324	$264

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007		2008	2008
			(unaudited)	(unaudited)
Shareholders’ equity
Common stock
Balance at beginning of year	¥1,015		¥1,015	$10

Balance at end of year	1,015		1,015	10

Retained earnings
Balance at beginning of year	40,072		141,139	1,414
Appropriation of surplus	(81	)(1)	(1,096)	(11)
Payments of bonuses to directors and statutory auditors	(10	)(1)	—	—
Net income	101,085		26,324	264
Decrease due to increase in consolidated subsidiaries	(1)		—	—
Reversal of variance of land revaluation	73		—	—

Total amount of change during the year	101,067		25,228	253

Balance at end of year	141,139		166,367	1,666

Common stock held in treasury
Balance at beginning of year	(471)		(467)	(5)
Disposal of treasury stock	3		14	0

Balance at end of year	(467)		(453)	(5)

Total shareholders’ equity
Balance at beginning of year	40,615		141,686	1,419
Change during the year (net)	101,071		25,242	253

Balance at end of year	141,686		166,929	1,672

Valuation and translation adjustments
Unrealized gain on other securities
Balance at beginning of year	31,831		34,421	345
Change during the year (net)	2,590		(22,897)	(229)

Balance at end of year	34,421		11,524	115

Deferred hedge loss
Balance at beginning of year	—		(11)	(0)
Change during the year (net)	(11)		11	0

Balance at end of year	¥(11)		¥(0)	$(0)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2008
		(unaudited)	(unaudited)
Variance of land revaluation
Balance at beginning of year	¥(131)	¥(205)	$(2)
Change during the year (net)	(74)	(13)	(0)

Balance at end of year	(205)	(218)	(2)

Cumulative translation adjustments
Balance at beginning of year	(516)	(483)	(5)
Change during the year (net)	33	(303)	(3)

Balance at end of year	(483)	(787)	(8)

Total valuation and translation adjustments
Balance at beginning of year	31,183	33,720	338
Change during the year (net)	2,537	(23,202)	(232)

Balance at end of year	33,720	10,517	105

Stock acquisition rights
Balance at beginning of year	—	—	—
Change during the year (net)	—	217	2

Balance at end of year	—	217	2

Minority interests
Balance at beginning of year	4,948	77,185	773
Change during the year (net)	72,237	8,192	82

Balance at end of year	77,185	85,378	855

Total net assets
Balance at beginning of year	76,747	252,593	2,530
Change during the year (net)	175,846	10,449	105

Balance at end of year	¥252,593	¥263,043	$2,634

(1)	These appropriations of retained earnings were approved at the general meeting of shareholders held in June 2006.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Millions of yen
Year ended March 31
2006
(unaudited)
Balance at beginning of year	¥24,648
Increase in retained earnings during the year
Net income	15,514
Reversal of variance of land revaluation	422

15,937

Decrease in retained earnings during the year
Cash dividends	(81)
Directors’ and statutory auditors’ bonuses	(433)

(514)

Balance at end of year	¥40,072

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
	(unaudited)		(unaudited)	(unaudited)
Cash flows from operating activities:
Income before income taxes and minority interests	¥22,097	¥142,250	¥66,022	$661
Depreciation and amortization	6,224	5,453	5,937	59
Impairment loss on fixed assets	8,756	—	—	—
Equity in earnings	(1,330)	(543)	(515)	(5)
(Decrease) increase in allowance for doubtful accounts	(211)	10	47	0
Increase in accrued pension and severance costs	946	1,563	1,447	14
Decrease in allowance for losses on withdrawal from business	(61)	(117)	(348)	(3)
Increase (decrease) in allowance for losses from subleasing business	5,880	(2,067)	(922)	(9)
Interest and dividend income	(458)	(1,247)	(669)	(7)
Interest expenses	5,514	6,946	7,531	75
Loss on sales of fixed assets	8	4	—	—
Gain on sales of investment securities	(2,113)	(94)	(1,750)	(18)
Loss on sales of investment securities	—	345	—	—
Gain on sales of investments in subsidiaries	—	(25,623)	—	—
Gain from changes in equity	—	(66,485)	(138)	(1)
Adjustments for revenues in prior year	—	—	(1,233)	(12)
Decrease (increase) in notes and accounts receivable-trade	2,544	(2,032)	492	5
Increase in inventories	(86,025)	(87,203)	(35,377)	(354)
Increase in equity investments	(25,665)	(36,374)	(14,927)	(149)
(Decrease) increase in accounts payable-trade	(10,447)	(1,401)	24,265	243
Decrease in deposits received	(8,305)	(7,552)	(3,236)	(32)
Payments of directors’ and statutory auditors’ bonuses	(449)	(10)	—	—
Other	841	8,722	(1,714)	(17)

Subtotal	(82,255)	(65,458)	44,909	450

Interest and dividends received	1,919	2,293	847	8
Interest paid	(5,261)	(6,788)	(7,323)	(73)
Income tax paid	(33,832)	(15,939)	(41,590)	(417)

Net cash used in operating activities	(119,429)	(85,892)	(3,156)	(32)

Cash flows from investing activities:
Payments for purchase of securities	—	(12,968)	—	—
Proceeds from redemption of securities	—	—	13,000	130
Payments for purchase of fixed assets	(12,662)	(27,735)	(19,260)	(193)
Proceeds from sales of fixed assets	2,757	151	11	0
Payments for purchase of investment securities	(910)	(9,196)	(1,008)	(10)
Proceeds from sales of investment securities	7,269	476	2,017	20
Proceeds from sales of investments in subsidiaries	—	36,656	—	—
Payment for purchase of investments in subsidiaries with change in scope of consolidation	—	—	(996)	(10)
Payments for loans	(5,038)	(234)	(1,977)	(20)
Proceeds from collection of loans	1,188	285	5,223	52
Repayment for guarantee money received	(5,305)	(3,294)	(3,776)	(38)
Proceeds from guarantee money received	1,613	10,800	3,866	39
Payment for guarantee money deposited	(2,507)	(524)	(1,177)	(12)
Collection of guarantee money deposited	5,502	1,795	1,821	18
Other	(4,082)	(2,675)	257	3

Net cash used in investing activities	(12,175)	(6,465)	(1,999)	(20)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	(4,103)	(40,700)	3,850	39
Increase in long-term borrowings	184,720	78,268	57,315	574
Decrease in long-term borrowings	(61,728)	(75,421)	(71,338)	(714)
Proceeds from the issuance of bonds	5,570	—	20,182	202
Payments for the repayment of bonds	(400)	(5,600)	(25)	(0)
Proceeds from issuance of stocks to minority shareholders	1,062	119,476	1,191	12
Payments for cash dividends	(81)	(81)	(1,096)	(11)
Payments for cash dividends to minority shareholders	(6)	(28)	(1,844)	(18)
Other	—	(0)	(0)	(0)

Net cash provided by financing activities	125,033	75,913	8,233	82

Effect of exchange rate changes on cash and cash equivalents	170	221	72	1
Net (decrease) increase in cash and cash equivalents	(6,402)	(16,223)	3,149	32
Cash and cash equivalents at beginning of the year	57,288	50,886	34,657	347
Decrease in cash and cash equivalents due to change in scope of consolidation	—	(4)	(8)	(0)

Cash and cash equivalents at end of year	¥50,886	¥34,657	¥37,798	$379

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

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

As permitted by the Financial Instruments and Exchange Act, amounts of less than one million yen have been rounded off. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

Unaudited financial information—

The unaudited consolidated financial statements for the year ended March 31, 2006, and the unaudited consolidated financial statements as of March 31, 2008 and for the year ended have been prepared in accordance with Japanese GAAP. These financial statements were prepared on the same basis as the consolidated financial statements as of March 31, 2007 and for the year then ended, and in the opinion of management, reflect all adjustments and accruals considered necessary to fairly present the Company’s consolidated financial position, results of operations, and cash flows.

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

Standards for the translation of major foreign currency assets or liabilities into Japanese yen—

Monetary claims and obligations denominated in foreign currencies are translated into Japanese yen at the spot exchange rate as of the consolidated balance sheet date and the translation differences are accounted for as profits/losses. Assets and liabilities of overseas subsidiaries are translated into Japanese yen at the spot exchange

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

rate as of the balance sheet date of the subsidiaries, profits and losses of overseas subsidiaries are translated into Japanese yen at the average exchange rate for the period, and translation differences are reported as Cumulative transaction adjustments in Net assets section in the consolidated balance sheets.

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

Other securities with market value are stated at fair value at the balance sheet date (net unrealized gain/loss are included in the Net assets section), and sales cost is calculated by the moving average method. Other securities without market value are stated at cost using the moving average method or evaluated using the amortized cost method.

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

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

Goodwill is usually amortized over 5 years using the straight-line method, however, one time amortization is performed on goodwill when its amount is minimal.

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

Accrued bonuses to directors and statutory auditors—

In order to provide for the payment of directors’ and statutory auditors’ bonuses at the consolidated subsidiaries, an allowance is made based on the estimated payment amount.

Accrued pension and severance costs—

In order to provide for the payment of employees’ pension and severance, an allowance is made based on the amount of the projected benefit obligation and fair value of the pension plan assets at the end of the year.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

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

Allowance for losses from subleasing business—

In order to provide for subleasing losses on sublease properties with a likelihood of losses in the future, allowance is made for the projected loss amount for the following fiscal years.

Consumption taxes, etc—

Amounts are recorded without consumption and local consumption taxes. However, non-deductible consumption taxes primarily relating to fixed assets are recorded in Investments and other assets—other in the consolidated balance sheets and amortized over 5 years, those relating to land as inventory are included in acquisition costs, and all others are charged to expenses during the year they are incurred.

Revenue recognition—

Revenue from sales of housing and other properties, one of the major revenues, is recognized when delivered and accepted by customers.

Legal reserve and dividends—

The Companies Act of Japan requires that an amount equal to at least 10% of distributions of capital surplus and retained earnings be appropriated as legal reserves, which are included in additional paid-in capital and retained earnings, until they reach 25% of stated capital.

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Changes in accounting policies and presentation—

Under Japanese GAAP, prior year presentations are not generally reclassified to conform to the current year presentation in case of a change in accounting policies and/or presentation.

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

NLB has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) from the year ended March 31, 2007. As a result, NLB reflects this new presentation, formerly in the Shareholders’ Equity section, in the Net Assets section of the consolidated balance sheet. The amount corresponding to the total of shareholders’ equity as of March 31, 2007 is ¥175,419 million.

NLB adopted “Accounting Standard for Directors’ Bonuses (ASBJ Statement No. 4, November 29, 2005) from the year ended March 31, 2007. As a result, Operating income and Income before income taxes and minority interests for the year ended March 31, 2007 decreased by ¥40 million compared to the previous method.

NLB early adopted “Accounting Standard for Measurement of Inventories” (ASBJ Statement No. 9, July 5, 2006) for the year ended March 31, 2007, which mandates the application of the lower of costs or market method. As a result, Income before income taxes and minority interests for the year ended March 31, 2007 decreased by ¥869 million. Effects on segment information are indicated in the corresponding sections.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

For the year ended March 31, 2008, due to the amendment of the Japanese Corporate Tax Law, NLB has changed its method of depreciation of tangible fixed assets purchased on or after April 1, 2007 to the method prescribed in the amended corporate tax law. The impacts of this change were not significant on the consolidated financial statements for the year ended March 31, 2008. Additionally, the tangible fixed assets purchased before March 31, 2007 are amortized by the method adopted before the amendment and when the balance after depreciation runs up to 5% of the acquisition cost, the differences between 5% of the acquisition cost and the memorandum amount are amortized based on the straight-line method from the next fiscal year and they are recorded in the depreciation and amortization of the consolidated statement of income. The impacts were not significant on the consolidated financial statements for the year ended March 31, 2008.

Changes in methods of presentation—

Foreign exchange gain, ¥191 million for the year ended March 31, 2007, which had been separated out until the year ended March 31, 2006, was included in Other revenues—Non-operating revenues—Other in the consolidated statements of income, since it fell to below 10/100 of the total amount of non-operating revenue.

Evaluation of assets and liabilities of the consolidated subsidiaries—

Assets and liabilities of the consolidated subsidiaries are stated at fair value as of the acquisition date, including the portion of minority shareholders.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥99.85 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Notes to the consolidated balance sheets:

Investments in non-consolidated subsidiaries and affiliated companies—

Investments in non-consolidated subsidiaries and affiliated companies are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Investment securities (stock)	¥34,039	¥21,914	$219
Investments and other assets—Others (equity)	1,269	1,159	12

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Assets pledged as collateral and borrowings secured by collateral—

Assets pledged as collateral and borrowings secured by collateral are as follows:

Assets pledged as collateral and borrowings secured by collateral

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Assets pledged as collateral
Tangible fixed assets—others	¥31	¥—	$—
Borrowings secured by collateral
Short-term borrowings	2	—	—

Assets pledged as collateral for limited recourse loans and borrowings secured by collateral

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Assets pledged as collateral
Inventories	¥51,847	¥5,868	$59
Land	15,559	15,200	152
Tangible fixed assets—others	574	1,036	10

Total	67,981	22,105	221

Borrowings secured by collateral(*)
Short-term borrowings	1,015	2,175	22
Long-term borrowings	40,052	15,174	152

Total	¥41,067	¥17,349	$174

(Note)

1.	As of March 31, 2007, the obligations are related to NPS Investment, Ltd., Nile Investment, Ltd., Midousuji Mirai Development, LLC, UN Residential Development, Ltd., Kaihin Makuhari Development, LLC, and Yamabukicho Development, Ltd. The repayments of debt were non-recourse and limited to assets held by these companies including the collateralized assets.
2.	As of March 31, 2008, the obligations are related to Midousuji Mirai Development, LLC, UN Residential Development, Ltd., Yamabukicho Development, Ltd, Kitahorie Development, LLC, and Shinjuku Development Special Purpose Company. The repayments of debt were non-recourse and limited to assets held by the these companies including the collateralized assets.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

As of March 31, 2008 Shinjuku Development Special Purpose Company pursuant to Article 128 of the Law Concerning Asset Liquidation (Law No. 105, 1998) has pledged its assets as general collateral for its ¥300 million ($3 million) Specified Bond and the repayments of debt were limited to these assets.

As of March 31, 2007, the insurance coverage on the fire insurance and machinery insurance on the machinery and facilities, ¥84 million, has been pledged for the short-term borrowing of ¥2 million.

As of March 31, 2007 and 2008, ¥2 million ($0 million) of cash and deposits have been pledged for accounts payable.

As of March 31, 2008 ¥2 million ($0 million) of investment securities have been pledged for debt of investees as collateral.

Contingent liabilities—

NLB provides guarantees for borrowings from financial institutions to the following customers, etc.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Borrower
Mortgage loan customers	¥44,411	¥49,925	$500
Coproprietors of EBS Building	1,187	1,133	11
Minamiazabu Development Co., Ltd.	—	298	3

Total	¥45,598	¥51,356	$514

Revaluation of land used for business—

Nomura Real Estate Development Co., Ltd., which is a domestic consolidated subsidiary, revalued its land used for business pursuant to the Law Concerning Revaluation of Land (Law No. 34, effective March 31, 1998). The related income taxes to the revaluation difference have been accounted for as Non-current liabilities—Deferred tax liabilities on land revaluation in the consolidated balance sheets and the difference net of taxes has been accounted for as Variance of land revaluation in Net assets section as of March 31, 2007 and 2008.

The revaluation was performed with reasonable adjustments made on the tax base for property taxes as prescribed in Article 2, item 3 of the Ordinance Implementing the Law Concerning Revaluation of Land (Government Ordinance No. 119, effective March 31, 1998).

Revaluation was performed effective March 31, 2002.

Differences between the fair value of the land revalued at March 31, 2002 and the book value of the land subsequent to the revaluation were ¥4,098 million and ¥4,074 million ($41 million) as of March 31, 2007 and 2008, respectively.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Others—

As a result of the revision of the purpose to hold assets, as of March 31, 2008, ¥12,561 million ($126 million) of inventories and others have been reclassified to tangible assets and ¥4,026 million ($40 million) of tangible assets have been reclassified to inventories.

Kaihin Makuhari Development, LLC, which is a domestic consolidated subsidiary of the Company, entrusted a block of rental condominiums developed for sale to a trust bank and assigned its beneficiary rights to Smile Retail eight, LLC, SPC, on March 17, 2008.

However, as Nomura Real Estate Development Co., Ltd., which is a domestic consolidated subsidiary of the Company, has substantively retained equity holdings in Tokumei kumiai (silent partnerships), in amounts exceeding 5% of the transferred value to Smile Retail eight, LLC and consequently the risks and economic benefit of the assets were not considered to have been assigned in its entirety to other parties through the SPC. Therefore, the transaction has been accounted for as a financing transaction in accordance with the “Practical Principles Concerning Accounting Treatment of Assignor in Liquidation of Real Property Using Special Purpose Companies” (July 31, 2000) for the year ended March 31, 2008.

As a result, the related assets have not been treated as sales but included in the consolidated balance sheets, while liabilities of ¥8,201 million ($82 million) were recorded in Current liabilities—Other in the consolidated balance sheets.

The book value of these assets (Inventories) as of March 31, 2008 was ¥5,166 million ($52 million).

4. Notes to the consolidated statements of income:

Cost of sales

Inventories as of March 31, 2008 have been recorded at net realized value after a write down to reflect lower profit margins. The write down of ¥956 million ($10 million) has been included in Cost of sales in the consolidated statement of income for the year ended March 31, 2008.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Selling, general and administrative expenses—

The major components and amounts of selling, general and administrative expenses are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Employee salaries and allowances	¥17,327	¥18,262	¥19,200	$192
Advertisement expenses	12,645	11,944	13,981	140
Provisions for reserve for bonuses	2,823	3,198	3,422	34
Retirement benefits expenses	2,290	1,899	2,008	20
Provisions for reserve for directors’ and statutory auditors’ bonuses	—	570	590	6
Provisions for allowance for doubtful accounts	26	17	14	0
Other	21,029	21,743	24,595	246

Total	¥56,142	¥57,636	¥63,813	$639

Other revenues—

Gain from changes in equity for the year ended March 31, 2007 is primarily from the issuance of shares at market price in connection with the initial public offering of Nomura Real Estate Holdings, Inc., a consolidated subsidiary.

Prior year adjustments—

Prior year adjustments for the year ended March 31, 2008 were incurred as a result of adjustments of the gain from changes in equity in the prior year and others.

Other expenses—

Loss on sales of fixed assets was incurred as a result of sales of golf club membership for the year ended March 31, 2006 and buildings and land for the year ended March 31, 2007.

The components of Loss on disposal of fixed assets for the year ended March 31, 2006 were as follows:

Millions of yen
2006
Buildings and structures	¥41
Others	25

Total	¥66

Loss on disposal of fixed assets for the year ended March 31, 2007 and 2008 was dismantling expense of buildings.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

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

5. Notes to consolidated statements of changes in shareholders’ equity:

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Dividends for which record date falls for the year ended March 31, 2007 and the effective date falls in next year is as follows:

General Meeting of Shareholders held on June 29, 2007

Class of Stock	Total amount of cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Common Stock	¥1,096 million	Retained Earnings	¥540	March 31, 2007	June 29, 2007

Authorized number of shares are 6,000 thousand. Classes and total number of shares issued and classes and number of shares of treasury stock for the year ended March 31, 2008 are as follows:

	Thousand shares
	Number of shares at March 31, 2007	Increase in number of shares for the year	Decrease in number of shares for the year	Number of shares at March 31, 2008
Shares issued
Common stock	2,030	—	—	2,030
Treasury stock
Common stock(*)	43	—	0	43

(Note)	The decrease in the number of shares of common stock in treasury is due to the decrease in the number of NLB’s shares held by an equity-method affiliate resulting from the decrease in NLB’s equity interest in the equity-method affiliate.

Stock acquisition right and stock acquisition right for treasury is as follows:

	Type of share under the stock acquisition rights	Thousand shares				Million Yen
		Number of shares at March 31, 2007	Increase in number of shares for the year	Decrease in number of shares for the year	Number of shares at March 31, 2008	Balance at March 31, 2008
Consolidated subsidiaries
Stock acquisition rights as stock option	—	—	—	—	—	217

Total	—	—	—	—	—	217

Payment for cash dividends is as follows:

General Meeting of Shareholders held on June 29, 2007

Class of Stock	Total amount of cash dividends	Cash dividends per share	Record date	Effective date
Common Stock	¥1,096 million	¥540	March 31, 2007	June 29, 2007

Dividends for which record date falls for the year ended March 31, 2008 and the effective date falls in next year is as follows:

General Meeting of Shareholders held on June 30, 2008

Class of Stock	Total amount of cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date

Common Stock	¥507 million	Retained Earnings	¥250	March 31, 2008	June 30, 2008

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

6. Notes to the consolidated statements of cash flows:

The year end balance of cash and cash equivalents and the relationships with the accounts and amounts shown in the consolidated balance sheets are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Cash and deposits	¥50,680	¥34,545	¥37,715	$378
Time deposits whose deposit terms are more than 3 months	—	(2)	(2)	(0)
Bonds, debentures and investment trusts whose maturities are within 3 months of acquisition	205	114	84	1

Cash and cash equivalents	¥50,886	¥34,657	¥37,798	$379

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

For the year ended March 31, 2008

	Millions of yen
	Acquisition cost	Accumulated depreciation	Accumulated impairment loss	Year end balance
Buildings and structures	¥15	¥10	¥—	¥4
Others	2,332	1,157	2	1,171

Total	¥2,348	¥1,168	¥2	¥1,176

	Translation into millions of U.S. dollars
	Acquisition cost	Accumulated depreciation	Accumulated impairment loss	Year end balance
Buildings and structures	$0	$0	$—	$0
Others	23	12	0	12

Total	$24	$12	$0	$12

(Note)	The acquisition cost was calculated inclusive of interest payable in each fiscal year, since the proportion of the aggregate amounts of future lease payments to the year-end balance of tangible fixed assets was small.

The year-end balance of future lease payments, etc. are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2006	2007	2008	2008
Due within one year	¥523	¥417	¥441	$4
Due in more than one year	836	851	739	7

Total	¥1,359	¥1,268	¥1,180	$12

(Note)

1	Impairment losses on lease assets for the years ended March 31, 2007 and 2008 are ¥7 million and ¥2 million ($0 million), respectively.
2	The year-end balance of future lease payments was calculated inclusive of interest payable in each fiscal year, since the proportion of the year-end balance of future lease payments to the year-end balance of tangible fixed assets was small.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Lease payment, reversal of account relating to impairment losses on lease assets, depreciation and amount of impairment losses are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Lease payment	¥665	¥559	¥474	$5
Reversal of account relating to impairment losses on lease assets	10	4	4	0
Depreciation	665	559	474	5
Impairment losses	22	—	—	—

Depreciation was calculated based on the straight-line method over the lease terms as the useful life assuming no residual value.

Operating lease transactions—

As Lessee

Future lease payments are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Due within one year	¥8,237	¥7,903	¥7,938	$79
Due in more than one year	57,650	46,289	41,225	413

Total	¥65,888	¥54,193	¥49,163	$492

As Lessor

Future lease payments are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Due within one year	¥7,603	¥5,910	¥5,170	$52
Due in more than one year	44,860	30,881	19,859	199

Total	¥52,464	¥36,791	¥25,030	$251

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

8. Securities:

Bonds and debentures held to maturity with fair value are as follows:

	Millions of yen						Translation into millions of U.S. dollars
	March 31
	2007			2008			2008
	Amount on the consolidated balance sheet	Fair Value	Difference	Amount on the consolidated balance sheet	Fair Value	Difference	Amount on the consolidated balance sheet	Fair Value	Difference
Bonds and debentures whose fair value exceeds the amount recorded on the consolidated balance sheet
Governmental, municipal bonds, etc	¥4	¥5	¥0	¥35	¥35	¥0	$0	$0	$0
Bonds and debentures whose fair value do not exceed the amount recorded on the consolidated balance sheet
Governmental, municipal bonds, etc	290	286	(3)	270	269	(0)	3	3	(0)

Total	¥295	¥291	¥(3)	¥305	¥305	¥(0)	$3	$3	$(0)

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Amounts and fair value of available for sale securities with fair value are as follows:

	Millions of yen						Translation into millions of U.S. dollars
	March 31
	2007			2008			2008
	Acquisition cost	Amount on the consolidated balance sheet	Difference	Acquisition cost	Amount on the consolidated balance sheet	Difference	Acquisition cost	Amount on the consolidated balance sheet	Difference
Amounts recorded on the consolidated balance sheet exceeding their acquisition costs
Equities	¥4,542	¥18,013	¥13,471	¥3,763	¥10,162	¥6,399	$38	$102	$64
Others	35,434	52,532	17,097	19,858	22,943	3,085	199	230	31

Sub-total	39,977	70,546	30,569	23,621	33,106	9,484	237	332	95
Amounts recorded on the consolidated balance sheet not exceeding their acquisition costs
Equities	29	17	(11)	814	766	(47)	8	8	(0)
Others	—	—	—	22,155	20,273	(1,882)	222	203	(19)

Sub-total	29	17	(11)	22,969	21,039	(1,930)	230	211	(19)

Total	¥40,006	¥70,564	¥30,557	¥46,591	¥54,146	¥7,554	$467	$542	$76

Other securities sold in each fiscal year are as follows:

Millions of yen
Year ended March 31
2006			2007			2008
Amount sold	Total gain on sales	Total loss on sales	Amount sold	Total gain on sales	Total loss on sales	Amount sold	Total gain on sales	Total loss on sales
¥1,365	¥1,757	¥—	¥9,123	¥246	¥—	¥54,201	¥2,036	¥0

Translation into millions of U.S. dollars
Year ended March 31
2008
Amount sold	Total gain on sales	Total loss on sales
$543	$20	$0

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Major components of securities without fair value are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Other securities
Short-term bonds (“electronic CP”)	¥12,990	¥—	$—
Unlisted stocks	1,674	1,128	11
Equity investments
Preferred investments	4,553	4,713	47
Investment in Tokumei kumiai (silent partnership)	53,030	64,810	649
Investment in limited partnership	—	1,088	11

The future redemption amounts of other securities with maturity dates and bonds held to maturity are as follows:

	Millions of yen								Translation into millions of U.S. dollars
	March 31
	2007				2008				2008
	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years
Bonds and debentures
Governmental, municipal bonds, etc.	¥—	¥290	¥5	¥—	¥—	¥295	¥10	¥—	$—	$3	$0	$—
Others	13,000	—	—	—	—	—	—	—	—	—	—	—

Total	¥13,000	¥290	¥5	¥—	¥—	¥295	¥10	¥—	$—	$3	$0	$—

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Market value of transactions, etc.—

	Millions of yen
	March 31
	2006				2007
	Contract/Notional principal		Market value	Unrealized gain/loss	Contract/Notional principal		Market value	Unrealized gain/loss
	Total	Maturity over one year			Total	Maturity over one year
Transactions other than market transactions
Interest rate swaps
Receive floating-rate / pay fixed-rate	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
Interest rate caps
Bought	2,700	2,700	12	(29)	3,284	3,284	0	(3)

	¥2,700	¥2,700	¥12	¥(29)	¥3,284	¥3,284	¥0	¥(3)

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2008
	Contract/Notional principal		Market value	Unrealized gain/loss	Contract/Notional principal		Market value	Unrealized gain/loss
	Total	Maturity over one year			Total	Maturity over one year
Transactions other than market transactions
Interest rate swaps
Receive floating-rate / pay fixed-rate	¥—	¥—	¥—	¥—	$—	$—	$—	$—
Interest rate caps
Bought	4,887	1,370	0	(5)	49	14	0	(0)

	¥4,887	¥1,370	¥0	¥(5)	$49	$14	$0	$(0)

(Note)

1.	Calculation of market value is based on the price reported by the financial institutions that are the counterparties to the transactions.
2.	Derivative transactions to which hedge accounting is applied are excluded.

10. Retirement benefits

Summary of the retirement benefits plans—

The Company does not have a retirement benefits plan. One of the consolidated subsidiaries has adopted the lump-sum payment plan and the qualified retirement pension plan as defined-benefit type programs and established a retirement benefit trust, while four other companies at March 31, 2007 and five at March 31, 2008 have adopted the lump-sum payment plan only and one has adopted the qualified retirement pension plan only.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Moreover one of the consolidated subsidiaries has adopted the defined-benefit type lump-sum payment plan in addition to establishing a defined contribution pension plan. Furthermore, employees may receive premium severance payment upon their retirement etc.

One consolidated subsidiary has made a transition to the defined contribution pension plan for a portion of its lump-sum payment plan in October 2005.

Benefit obligation and funded status are as follows:

		Millions of yen		Translation into millions of U.S. dollars
		March 31
		2007	2008	2008
A	Projected benefit obligations	¥(21,296)	¥(22,197)	$(222)
B	Plan assets	8,782	7,274	73

C	Funded status (A+B)	(12,514)	(14,922)	(149)
D	Unrecognized net actuarial losses	1,746	2,707	27

E	Accrued pension and severance costs (C+D)	¥(10,767)	¥(12,215)	$(122)

(Note)	Certain consolidated subsidiaries have adopted the short-cut method in calculating the retirement benefit obligations.

Net periodic benefit cost includes the following components:

		Millions of yen			Translation into millions of U.S. dollars
		Year ended March 31
		2006	2007	2008	2008
Retirement benefit expenses		¥2,967	¥2,005	¥2,101	$21
A	Service cost	1,375	1,274	1,310	13
B	Interest cost	379	392	412	4
C	Expected return on plan asset	(149)	(192)	(175)	(2)
D	Expensed amount of net actuarial losses	544	378	390	4
E	Premium severance pay, etc	774	53	44	0
F	Others	43	99	119	1

(Note)

1.	The retirement benefit expenses of the consolidated subsidiaries that have adopted the short-cut method have been recorded under “A Service cost”.
2.	“F Others” refer to the contributions to the defined contribution pension plan.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Basis for calculations of retirement benefit obligations, etc. is as follows:

		March 31
		2007	2008
A	Allocation of expected retirement benefits	Equal amounts are allocated to each term	Equal amounts are allocated to each term
B	Discount rate	2.0%	2.0%
C	Expected rate of return on plan asset	2.0%	2.0%
D	Amortization period of net actuarial losses	Primarily 10 years (Actuarial differences are expensed beginning in the consolidated fiscal year following the occurrence within a certain number of years based on the employees’ average residual service period at the time of occurrence)

11. Stock options

NLB did not have stock option plan for the year ended March 31, 2007.

NLB adopted stock option plan in Nomura Real Estate Holdings, Inc. (“NREH”), NLB’s consolidated subsidiary, for the year ended March 31, 2008. NLB recognized the stock options expense of ¥217 million ($2 million) in Selling, general and administrative expenses in the in Consolidated statement of income for the year ended March 31, 2008.

Stock option descriptions, amounts and status of change are as follows.

Descriptions of stock options

	NREH stock acquisition rights #1 for FY 2007	NREH stock acquisition rights #2 for FY 2007	NREH stock acquisition rights #3 for FY 2007

Grantees	5 directors	43 directors of subsidiaries	5 directors, 45 directors of subsidiaries and 116 employees of subsidiaries

Number of stock option rights by type of stock(*)	Common stock 14,800 shares	Common stock 52,300 shares	Common stock 180,400 shares

Grant date	November 30, 2007	November 30, 2007	November 30, 2007

Conditions to vest	None	None	None

Requisite service period	None	None	None

Exercise period	From November 30, 2008 to November 29, 2013	From November 30, 2008 to November 29, 2013	From November 30, 2009 to November 29, 2014

(*)Converted in number of shares

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

Amounts and status of change of stock options

For the stock options existed for the year ended March 31, 2008, the number of stock options are converted into the number of shares as follows.

a)	Number of stock options

	NREH stock acquisition rights #1 for FY 2007	NREH stock acquisition rights #2 for FY 2007	NREH stock acquisition rights #3 for FY 2007
Before vesting (shares)
At March 31, 2007	—	—	—
Granted	14,800	52,300	180,400
Forfeited	—	—	—
Vested	14,800	52,300	1,200
Non vested balance	—	—	179,200
After vesting (shares)
At March 31, 2007	—	—	—
Vested	14,800	52,300	1,200
Exercised	—	—	—
Forfeited	—	—	—
Non exercised balance	14,800	52,300	1,200

b)	Price per share information

	NREH stock acquisition rights #1 for FY 2007	NREH stock acquisition rights #2 for FY 2007	NREH stock acquisition rights #3 for FY 2007
Exercise price (yen)	¥1	¥1	¥3,380
Average exercise price (yen)	—	—	—
The fair value at grant date (yen)	¥2,903	¥2,903	¥714
The fair value at grant date (translation into U.S. dollars)	$29	$29	$7

Fair value estimation of stock option

The fair value of the stock options granted for the year ended March 2008 is estimated using a Black-Scholes option-pricing model with following basic assumption and estimation method.

	NREH stock acquisition rights #1 for FY 2007	NREH stock acquisition rights #2 for FY 2007	NREH stock acquisition rights #3 for FY 2007
Share price volatility(*1)	34.8%	34.8%	34.8%
Expected lives (in years)(*2)	3.5	3.5	4.5
Expected dividends(*3)	30 yen per share	30 yen per share	30 yen per share
Risk-free interest rate(*4)	0.893%	0.893%	0.982%

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

(Note)

1.	Volatility is calculated based on the actual share price from October 3, 2006 to November 30, 2007.
2.	Expected lives are estimated under assumption that the stock option will be exercised at the middle of exercise period as there is difficulty in reasonable estimation due to non-sufficient historical data.
3.	Expected dividends are based on the expected dividends for the year ended March 31, 2008.
4.	Risk-free interest rate is the Japanese government bond yield with a maturity consistent with expected lives of options.

Estimation method of number of vested stock options

Basically, NLB adopted the method to reflect actual numbers of forfeited stock options as it is difficult to estimate numbers of future forfeited options reasonably.

12. Income taxes:

Details of deferred tax assets and liabilities are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Deferred tax assets
Unrealized transactions	¥14,709	¥16,265	$163
Loss on devaluation of inventories	6,786	4,635	46
Loss from subleasing business	2,810	2,434	24
Loss on impairment of assets	1,932	1,227	12
Accrued pension and severance costs	4,363	4,956	50
Retirement benefit trust assets	702	—	—
Accrued bonuses	1,500	1,696	17
Accrued enterprise tax	2,370	1,186	12
Others	4,732	5,678	57

Gross deferred tax assets	39,907	38,080	381
Less—Valuation allowance	(8,788)	(8,658)	(87)

Total deferred tax assets	31,119	29,422	295

Deferred tax liabilities
Reserve for advanced depreciation of fixed assets	(11,116)	(10,990)	(110)
Gains on establishment of retirement benefit trust	(662)	(436)	(4)
Net unrealized gains on other securities	(12,992)	(3,085)	(31)
Others	(398)	(498)	(5)

Total deferred tax liabilities	(25,169)	(15,010)	(150)

Net deferred tax assets	¥5,950	¥14,411	$144

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	March 31
	2006	2007	2008(*)
Normal effective statutory tax rate	41.0%	41.0%	— %
Impact of:
Unrealized transactions	(3.9)	—	—
Change in valuation allowance	(7.1)	1.6	—
Undistributed profits of subsidiaries and affiliates	3.5	—	—
Equity in earnings	—	(0.2)	—
Gain from changes in equity	—	(19.2)	—
Non-deductible entertainment expense, etc	1.1	0.2	—
Others	0.2	2.0	—

Effective tax rate	34.8%	25.4%	— %

(Note)	For the year ended March 31, 2008, the reconciliation has been omitted since the difference between the effective income tax rate reflected in the consolidated statements of income and the normal effective statutory tax rate fell to below 5/100 of the effective income tax rate.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

13. Segment information:

Operating segments—

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

For the year ended March 31, 2008

	Millions of yen
	Housing	Buildings	Asset management and development	Brokerage / consignment sales	Other	Total	Elimination and corporate	Consolidation
I. Sales and Operating income/loss
Sales
(1) Sales to outside customers	¥238,289	¥54,969	¥78,274	¥27,162	¥21,267	¥419,963	¥—	¥419,963
(2) Intersegment sales/transfers	513	5,006	2,745	3,019	928	12,213	(12,213)	—

Total	238,802	59,975	81,020	30,182	22,195	432,176	(12,213)	419,963

Operating expenses	212,735	48,262	46,110	23,791	19,879	350,778	(3,134)	347,644

Operating income	¥26,066	¥11,713	¥34,909	¥6,391	¥2,316	¥81,397	¥(9,078)	¥72,318

II. Assets, depreciation and amortization and capital expenditure
Assets	¥259,781	¥218,131	¥332,023	¥72,735	¥30,252	¥912,924	¥36,385	¥949,310
Depreciation and amortization	217	3,939	51	121	1,402	5,733	203	5,937
Capital expenditure	304	28,566	2,778	238	1,910	33,798	(14,977)	18,821

	Translation into millions of U.S. dollars
I. Net Sales and Operating income/loss Net Sales
(1) Net Sales to outside customers	$2,386	$551	$784	$272	$213	$4,206	$—	$4,206
(2) Intersegment net sales/transfers	5	50	27	30	9	122	(122)	—

Total	2,392	601	811	302	222	4,328	(122)	4,206

Operating expenses	2,131	483	462	238	199	3,513	(31)	3,482

Operating income	$261	$117	$350	$64	$23	$815	$(91)	$724

II. Assets, depreciation and amortization and capital expenditure
Assets	$2,602	$2,185	$3,325	$728	$303	$9,143	$364	$9,507
Depreciation and amortization	2	39	1	1	14	57	2	59
Capital expenditure	3	286	28	2	19	338	(150)	188

(Note)

1.	Businesses segments have been classified according to their business contents

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

2.	Major products and services of each business segments are as follows:

Business segment	Major products
Housing	Sales of condominiums, houses and land, and comprehensive management of condominiums

Buildings	Rental and comprehensive management of office buildings and provision of heating system to specific areas

Asset management and development	Development and sales of real estate for rent and lease, management of real estate investment funds and investment in real estate investment fund

Brokerage/consignment sales	Brokerage, consulting of real estate, agency activities of condominiums sales and houses and insurance agency business

Other	Operating fitness clubs, golf clubs and hotels and construction of special order homes

3.	Operating expenses that are not allocable and included in the elimination and corporate are primarily general and administrative expenses and they were ¥6,143 million, ¥6,172 million and ¥6,538 million ($65 million) for the years ended March 31, 2006, 2007 and 2008, respectively.
4.	The company-wide assets that are included under the elimination and corporate in assets amounted to ¥156,087 million, ¥103,895 million and ¥76,231 million ($763 million) for the years ended March 31, 2006, 2007 and 2008, respectively. They were primarily surplus funds (cash, time deposits), long-term investment funds (investment securities), deferred tax assets and assets related to general affairs and administration.
5.	As stated in 1. Summary of accounting policies, “Accounting Standards for Measurement of Inventories” (ASBJ Statement No. 9; July 5, 2006) was adopted from the year ended March 31, 2007. The change for the year ended March 31, 2007 has resulted in a decrease in assets under “Other businesses” segments by ¥869 million as compared with the conventional method.
6.	Though “Development of real estate for rent and lease” business and others in the brokerage division for corporate and institutional clients in NRED were included in “Brokerage/consignment sales” segment until the year ended March 31, 2007, the segment for a part of them has been changed to “Asset management and development” segment in the year ended March 31, 2008. This is intended to, with the widen development of real estate for rent and lease based on the information for the brokerage, appropriately represent the realities of the business in response to mainly the establishment and of the new sections to take charge of and progress it.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

The following tabular assumes the operating segment for the year ended March 31, 2007 was provided by the method for the year ended March 31, 2008 as mentioned above.

	Millions of yen
	Housing	Buildings	Asset management and development	Brokerage / consignment sales	Other	Total	Elimination and corporate	Consolidation
I. Sales and Operating income/loss
Sales
(1) Sales to outside customers	¥205,365	¥49,901	¥69,103	¥30,981	¥20,028	¥375,380	¥—	¥375,380
(2) Intersegment sales/transfers	585	4,433	772	2,002	342	8,136	(8,136)	—

Total	205,950	54,334	69,876	32,984	20,371	383,517	(8,136)	375,380

Operating expenses	182,323	43,808	49,706	26,023	18,231	320,093	(1,229)	318,863

Operating income	¥23,627	¥10,526	¥20,169	¥6,961	¥2,139	¥63,424	¥(6,906)	¥56,517

II. Assets, depreciation and amortization and capital expenditure
Assets	¥257,183	¥219,053	¥306,980	¥50,099	¥28,449	¥861,767	¥61,086	¥922,853
Depreciation and amortization	212	3,565	116	97	1,248	5,240	213	5,453
Capital expenditure	336	12,467	24,549	218	1,733	39,304	(10,018)	29,285

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

14. Related party transactions:

Fellow subsidiaries, etc.

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

The balances and transactions with Nomura Securities Co., Ltd., a subsidiary of Nomura Holdings, Inc., as of March 31, 2007 and for the year ended March 31, 2007 were as follows:

Details of transaction (millions of yen)
Proceeds from sales of subsidiary’s share	¥36,652
Gain on sales of subsidiary’s share	¥25,623
Purchase of securities(* 2)	¥12,968
Balance at end of year (millions of yen)
Securities	¥12,990

The transactions with Nomura Securities Co., Ltd., a subsidiary of Nomura Holdings, Inc., for the year ended March 31, 2008 were as follows:

Details of transaction (millions of yen)
Redemption of securities(* 3)	¥13,000 ($130 million)

(Note)

1.	The conditions for facilities rentals are determined in the same way as general business conditions by taking the market prices into account.
2.	The sales price is determined on the basis of market price.
3.	The redemption amount is the face amount.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

15. Per share data:

	Yen			Translation into U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Net assets per share	¥35,923.50	¥88,279.40	¥89,301.66	$894.36
Net income per share	7,590.65	50,879.32	13,248.32	132.68
Diluted net income per share(1)	—	—	13,214.06	132.34

(Note)

1.	The diluted earnings per shares for the year ended March 31, 2006 and 2007 are not presented because the factors of dilution to average number of shares outstanding do not exist.

The basis for computation of net income per share and diluted net income per share is shown below.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2008	2008
Net income per share
Net income	¥15,514	¥101,085	¥26,324	$264
Amount not belonging to common shareholders	433	—	—	—
(Directors’ bonuses from appropriation of profits)	433	—	—	—
Net income on common stock	15,081	101,085	26,324	$264
Average number of shares outstanding (thousand shares)	1,986	1,986	1,987	20
Diluted income per share
Adjustments for net income	—	—	(68)	(1)
(Change in equity by exercise of stock acquisition rights in consolidated subsidiaries included above)	—	—	(68)	(1)
Shares not included in the computation of diluted income per share because of an antidilutive effect	—	—	NREH stock acquisition rights #3 for FY 2007 (Share acquisition rights, 1,804)

16. Subsequent events:

Not applicable

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2006 (unaudited)

and March 31, 2007 and the year ended March 31, 2008 (unaudited)

17. Supplementary information:

Bonds and debentures information is as follows:

Name of company	Issue	Issue date	Balance at March 31, 2007 (million yen)	Balance at March 31, 2008		Coupon (%)	Collateral	Redemption date
				(million yen)	(million dollars)
Nomura Real Estate Holdings	First Unsecured bond	October 31, 2007	¥—	¥10,000	$100	1.7	Unsecured	October 31, 2014

Nomura Real Estate Holdings	Second Unsecured bond	October 31, 2007	—	10,000	100	2.1	Unsecured	October 31, 2017

Shinjuku Development Special Purpose Company	First Secured Tokutei Shasai (Specified Bond)	October 3, 2007	—	300	3	3.0	Pledged	December 31, 2009

		Total	¥—	¥20,300	$203

(Note)	Maturity ladder of bonds and debentures due within five years after the consolidated closing date are as follows.

Millions of yen
Within1 year	1-2 years	2-3 years	3-4 years	4-5 years
¥—	¥300	¥—	¥—	¥—

Translation into U.S. dollars
Within1 year	1-2 years	2-3 years	3-4 years	4-5 years
$—	$3	$—	$—	$—

Borrowing schedule is as follows:

Classification	Balance at March 31, 2007 (million yen)	Balance at March 31, 2008		Average interest rate (%)	Due date
		(million yen)	(million dollars)
Short-term borrowings	¥30,500	¥34,500	$346	1.1	—
Long-term borrowings due within one year	46,115	49,784	499	1.6	—
Long-term borrowings (excluding those due within one year)	335,969	318,282	3,188	1.5	2009-2016
Other interest-bearing debt	—	—	—	—	—

Total	¥412,585	¥402,566	$4,032		—

(Note)

1.	The weighted average interest rate on the outstanding balance of the loan at the end of the fiscal year has been indicated for the Average interest rate.
2.	Maturity ladder of long-term borrowings (excluding those due within one year) due within five years after the consolidated closing date are as follows.

	Millions of yen
	1-2 years	2-3 years	3-4 years	4-5 years
Long-term borrowings	¥74,587	¥72,829	¥61,929	¥65,822

	Translation into U.S. dollars
	1-2 years	2-3 years	3-4 years	4-5 years
Long-term borrowings	$747	$729	$620	$659

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ KENICHI WATANABE
	Name:	Kenichi Watanabe
	Title:	President and Chief Executive Officer

Date: June 30, 2008

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-144112) filed on June 28, 2007)

1.2	Share Handling Regulations of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-144112) filed on June 28, 2007)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

1.5	Regulations of the Audit Committee (English translation)

1.6	Regulations of the Compensation Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

2.1	Specimen common stock certificates of the registrant (English translation)

2.2	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)*[1]

4.2	Liabilities Limitation Agreement (English translation)*2

8.1	Subsidiaries of the registrant

11.1	Code of Ethics (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2004)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon with respect to its report on the audit of the financial statements included in this annual report

*1	Nomura and each of Masaharu Shibata, Hideaki Kubori and Haruo Tsuji entered into a Liabilities Limitation Agreement, dated June 28, 2006, in the form of this exhibit.
*2	Nomura and each of Masahiro Sakane and Tsuguoki Fujinuma entered into a Liabilities Limitation Agreement, dated June 26, 2008, in the form of this exhibit.