Form 20-F
period 2009-03-31
NOMURA HOLDINGS INC
filed 2009-06-30
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report

Commission file number: 1-15270

Nomura Horudingusu Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Nomura Holdings, Inc.

(Translation of registrant’s name into English)

Japan	9-1, Nihonbashi 1-chome Chuo-ku, Tokyo 103-8645 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Takumi Kitamura, 81-3-5255-1000, 81-3-3274-4496

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

As of March 31, 2009, 2,604,779,843 shares of Common Stock were outstanding, including 42,233,578 shares represented by 42,233,578 American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As used in this annual report, references to “Nomura” are to The Nomura Securities Co., Ltd. when the references relate to the period prior to, and including, September 30, 2001 and to Nomura Holdings, Inc. when the references relate to the period after, and including, October 1, 2001. See “History and Development of the Company” under Item 4.A of this annual report. Also, as used in this annual report, references to “we”, “our” and “us” are to Nomura and, except as the context otherwise requires, its subsidiaries.

As used in this annual report, “yen” or “¥“ means the lawful currency of Japan, and “dollar” or “$” means the lawful currency of the United States of America.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following table shows selected financial information as of and for the years ended March 31, 2005, 2006, 2007, 2008 and 2009 and the information is derived from our consolidated financial statements. These financial statements were prepared in accordance with accounting principles generally accepted in the United States. Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5, “Operating and Financial Review and Prospects,” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Year Ended March 31
	2005	2006	2007	2008	2009	2009(6)
	(in millions, except per share data)
Income statement data:
Revenue	¥1,126,237	¥1,792,840	¥2,049,101	¥1,593,722	¥664,511	$6,702
Interest expense	327,047	647,190	958,000	806,465	351,884	3,549

Net revenue	799,190	1,145,650	1,091,101	787,257	312,627	3,153
Non-interest expenses	594,355	700,050	769,343	851,845	1,091,673	11,010

Income (loss) from continuing operations before income taxes	204,835	445,600	321,758	(64,588)	(779,046)	(7,857)
Income tax expense	110,103	188,972	145,930	3,259	(70,854)	(714)

Income (loss) from continuing operations	94,732	256,628	175,828	(67,847)	(708,192)	(7,143)
Gain on discontinued operations(1)	—	47,700	—	—	—	—

Net income (loss)	¥94,732	¥304,328	¥175,828	¥(67,847)	¥(708,192)	$(7,143)

Balance sheet data (period end):
Total assets(2)	¥34,488,853	34,694,679	35,577,511	¥25,236,054	¥24,837,848	$250,508
Shareholders’ equity	1,868,429	2,063,327	2,185,919	1,988,124	1,539,396	15,526
Common stock	182,800	182,800	182,800	182,800	321,765	3,245

Per share data:
Income (loss) from continuing operations—basic	¥48.80	¥134.10	¥92.25	¥(35.55)	¥(364.69)	(3.68)
Net income (loss)—basic	48.80	159.02	92.25	(35.55)	(364.69)	(3.68)
Income (loss) from continuing operations—diluted	48.77	133.89	92.00	(35.57)	(366.16)	(3.69)
Net income (loss)—diluted	48.77	158.78	92.00	(35.57)	(366.16)	(3.69)
Shareholders’ equity(3)	962.48	1,083.19	1,146.23	1,042.60	590.99	5.96
Cash dividends(3)	20.00	48.00	44.00	34.00	25.50	0.26
Weighted average number of shares outstanding (in thousands)(4)	1,941,401	1,913,759	1,906,012	1,908,399	1,941,907

Return on equity(5):	5.2%	15.5%	8.3%	(3.3)%	(40.2)%

Notes:

(1)	In accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, income from discontinued operations is separately reported.
(2)	On April 1, 2008, we adopted Financial Accounting Standard Board’s Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). See Note 1 “Summary of Accounting Policies” in our consolidated financial statements included in this annual report. FSP FIN 39-1 was retrospectively applied to our consolidated balance sheet as of March 31, 2008. In the above table, the total assets amounts as of March 31, 2006, 2007 and 2008 reflect such retrospective application, while the total assets amount as of March 31, 2005 does not reflect such retrospective application.
(3)	Calculated using the number of shares outstanding at year end.
(4)	The number shown is used to calculate basic earnings per common share.
(5)	Calculated as net income (loss) divided by average Shareholders’ equity.
(6)	Calculated using the yen-dollar exchange rate of $1.00 = ¥99.15, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated certain Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. The rate we used for the translations was ¥99.15 equal to $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Year ended March 31,	High	Low	Average*	Year end
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15

Calendar year 2009	High	Low
January	94.20	87.80
February	98.55	89.09
March	99.34	93.85
April	100.71	96.49
May	99.24	94.45
June (through June 26)	98.56	95.19

*	Average rate represents the average of rates available on the last business day of each month during the period.

The noon buying rate for Japanese yen on June 26, 2009 was $1.00 = ¥95.19

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

Recent financial and credit crises and recessionary economies around the world have had and may continue to have adverse effects on our businesses, financial condition and results of operations

During 2008, particularly the second half of the year, and thereafter, the business environment has been extremely adverse.

Starting in mid-2007 in the United States and Europe, and particularly during the second half of 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in the values of subprime mortgages in the U.S. market, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all asset classes, including equities.

Market conditions have also led to the failure or merger of a number of prominent financial institutions, including monoline insurers, primarily in the United States. Financial institution failures or problems have resulted in further losses as a consequence of defaults on securities issued by them and defaults under bilateral derivatives and other contracts entered into with such entities as counterparties. The geographic reach of such consequences has extended globally.

In addition, as of March 31, 2009, the United States, large parts of Europe and Japan are all now in a recession in their economies as a whole. Business activity across a wide range of industries and regions is greatly reduced and many companies are in serious difficulty due to the lack of demand for their products or services primarily due to significantly reduced consumer spending as well as the lack of liquidity in the credit markets. Unemployment rates in these jurisdictions have increased significantly.

In response to the current harsh business environment, we are seeking to implement several strategic initiatives, including expanding customer base, focusing on client-driven flow businesses to expand market share, continuing to review and reduce asset size through selective disposition of assets not suited to our business focus, and implementing cost reduction through selective downsizing with concentration on core businesses in the short-term, as well as reengineering of our business processes in the longer-term. As to the latter, we hope to see our service-related firms in India effectively assist our operations to bring about cost reduction and productivity increases group-wide. There can be no assurance, however, that we will be able to carry out any of these strategic initiatives or that, even if they are carried out, they will have the intended effect or will be effective in addressing the difficulties we have or we may have under the then current business environment.

Overall, during 2008 and thereafter, the business environment has been extremely adverse for many of our businesses, and we expect that these conditions will not improve for some time in the future.

We may have difficulty integrating the recently acquired former Lehman Brothers’ operations into our business or achieving the synergy effect or other benefits from the integrated businesses, which may have a material adverse effect on our business, results of operations and financial condition

In October 2008, we acquired Lehman’s operations by way of transfer of the majority of employments in the Asia-Pacific region, as well as the majority of employments in its equities and investment banking businesses in Europe and the Middle East, certain of its fixed income personnel in Europe and its specialized service companies in India, to expand and enhance our wholesale operations. The transactions did not include any trading assets or trading liabilities of Lehman.

We believe that the successful integration of these former Lehman operations into our businesses, and accomplishing the synergy and other benefits from the integrated businesses, will be fundamental to our strategy and our financial success over the coming years. The integration is a complex, time-consuming and costly process. Successful integration of the former Lehman operations and achieving the synergy effects and other benefits from the integrated businesses in a timely manner will involve a number of challenges, risks and uncertainties, including:

•

loss of key former Lehman employees, which risk may be heightened after the payment of retention guarantee bonuses that we have agreed to pay to a number of such employees contingent upon their continued services with us for approximately up to eighteen months from the respective dates of employment;

•

failure, delays or other difficulties in integrating the former Lehman employees with our original employees to form and operate efficiently as a single team, including challenges in reconciling cultural differences and attitudes of our respective employees;

•	temporary or extended disruption of, or deterioration in quality of, our services caused during the integration process;

•	failure to implement effectively our operating standards, controls, policies and procedures; and

•	loss or impairment of relationships with strategic or other business partners.

If we do not successfully integrate the former Lehman operations into our business or achieve the synergy effects and other benefits from the integrated businesses in a timely manner, and as a result, fail to quickly offset the temporary high-cost structure after the Lehman acquisition, our business, results of operations and financial condition may materially suffer.

To the extent that we may be unable to achieve, or experience a delay in achieving, higher earnings to offset those expenses, our results of operations and financial condition may materially suffer in future periods.

We may have to recognize impairment charges with regard to the amount of goodwill and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or certain operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for each of those and similar purchases and acquisitions in conformity with U.S. GAAP, as a business combination, and allocate their acquisition costs to the assets acquired and liabilities assumed, and record the remaining amount as goodwill.

We may have to record impairment charges with regard to the amount of goodwill and intangible assets. Any impairment charges for goodwill or intangible assets we recognize, if recorded, may adversely affect our results of operations and financial condition.

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

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume and value of securities that we broker for our customers. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

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

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income, equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of assets, including financial derivatives transactions in interest rate, credit, equity, currency, commodity, real estate and other markets, loans and real estate. Fluctuations in the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. This could result in losses due to the decline in value of the assets we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998, the terrorist attacks in the U.S. on September 11, 2001, the current global financial and credit crisis originating from U.S. subprime issues since 2007, and the global financial and credit crisis since 2008. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets.

Our businesses have been and may continue to be affected by changes in the levels of market volatility. Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by value at risk (“VaR”) and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot funds for developing financial investment products and invest seed money to setup and preserve financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral this can increase our costs and reduce our profitability and if we are the party receiving collateral this can also reduce our profitability by reducing the level of business done with our clients and counterparties.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount and concentrating in specific assets can enhance our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We may incur substantial losses due to market fluctuations on asset-backed securities such as commercial mortgage-backed securities.

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

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of the global financial and credit crisis in Autumn of 2008, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for the new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

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

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as increases in banks’ nonperforming loans which reduce their lending capacity, a severe disruption of the financial and credit markets which, among others, can lead to widening credit spreads and thereby increase our borrowing costs, or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

We may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall. For example, the term commercial paper market in the United States was effectively closed after the failure of Lehman Brothers in September 2008. In Japan, we also experienced tightening of the commercial paper market toward the year-end of calendar year 2008.

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

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the Russian economic crisis in 1998, the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, and the global financial and credit crisis in Autumn of 2008, in each case resulting in losses to our business, but also more generally the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions, bankruptcy, deliberate acts of fraud, and criminal prosecution with respect to the issuers of our trading and investment assets.

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

•

executing securities, futures, currency or derivative trades that fail to settle at the required time due to default by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swap contracts, or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be damaged if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

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

Our customers and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

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

Competition with commercial banks, commercial bank- owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the underwriting business, corporate advisory services in connection with M&A, and retail business.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks have been increasing and non-Japanese commercial banks are setting up major securities subsidiaries by acquiring their company’s stocks. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported as possible. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. Our policy to remain independent from commercial banks may result in the loss of market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant opportunities and challenges will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets. As a means to bolster our international operations, we acquired the Lehman’s operations by way of transfer of part of employments in Europe and the Middle East and majority of employments in Asia, and by acquisition of specialized service companies in India in 2008. There can be no assurance, however, that we may successfully integrate the acquired former Lehman operations into our business or achieve the synergy effects or other benefits from the integrated businesses as contemplated.

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

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the Securities and Exchange Law of Japan (which has been renamed as the Financial Instruments and Exchange Act (“FIEA”)), effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business. In addition, in accordance with the recent amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities were partially deregulated. Therefore, we may face increased competition as our competitors will be able to cooperate more closely with their affiliated commercial banks.

Misconduct or fraud by an employee, director or officer, or any third party, could occur and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve, for example, the improper use or disclosure of our or our clients’ confidential information such as insider trading, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to detect or deter misconduct by an employee, director or officer and the precautions we take to detect and prevent misconduct may not be effective in all cases. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme by which to induce our investment, loans, guarantee or any other form of our financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operation, such fraud or any other misconduct may be difficult to prevent or detect. Further, we may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act on the Protection of Personal Information and rules, regulations and guidelines relating thereto.

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

We are a holding company and depend on payments from our subsidiaries

We depend on dividends, distributions and other payments from our subsidiaries to fund dividend payments and to fund all payments on our obligations, including debt obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We run our private equity business in Japan and outside of Japan. In Japan, fully owned subsidiaries, Nomura Principal Finance Co., Ltd. and Nomura Financial Partners Co., Ltd. make investments mainly in the manufacturing, restaurant industry, tourism industry and financial service sectors. In Europe and Asia, we make private equity investments through fully owned subsidiaries and other consolidated entities which have third party pooling of funds. Due to the deteriorating business performance of these investments and any deterioration in the market conditions of these sectors, our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

Also, we restructured our European private equity business in 2002. Following the restructuring, the investments that were formerly possessed by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees (collectively referred to as the “Terra Firma Investments”). Nomura is a passive investor in respect of the Terra Firma investments. The performance of the Terra Firma Investments could have a material impact on our future financial statements.

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

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees, accounted for under the equity method in our consolidated financial statements, whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

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

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of Nomura’s common stock at a particular price on any particular trading day, or not at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. For the purpose of protecting investors from excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or not at all.

Under Japan’s unit share system, holders of our shares constituting less than one unit are subject to transfer, voting and other restrictions

Pursuant to the Companies Act of Japan (the “Companies Act”) relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 100 shares of our stock constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other right relating to voting. Under the unit share system, any holders of shares constituting less than a unit has the right to require us to purchase their shares. Also, any holders of shares constituting less than a unit may require us to sell them such number of shares as may be necessary to raise such holder’s share ownership to a whole unit.

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

Our shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. Our dividend payout practice is no exception. We do not make any dividend forecast, and we ultimately determine the actual dividend payment amount to our shareholders of record on a record date, including whether we will make any dividend payment to such shareholders at all, after the expiry of such record date. For the foregoing reasons, our shareholders of record on a record date may not receive the dividend they anticipate.

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

Item 4. Information on the Company

A. History and Development of the Company.

Nomura was incorporated in Japan on December 25, 1925 under the Commercial Code of Japan when the securities division of The Osaka Nomura Bank, Ltd. became a separate entity specializing in the trading and distribution of debt securities in Japan. Nomura was the first Japanese securities company to develop its business internationally with the opening in 1927 of a representative office in New York, which actively traded non-yen-denominated debt securities. In Japan, we broadened the scope of our business when we began trading in equity securities in 1938 and when we structured the first investment trust in Japan in 1941.

Since the end of World War II, we have played a leading role in most major developments in the Japanese securities market. These developments include the resumption of the investment trust business in the 1950s, the introduction of public stock offerings by Japanese companies in the 1960s, the development of the over-the-counter bond market in the 1970s, the introduction of new types of investment trusts such as the medium-term Japanese government bond investment trust in the 1980s, and the growth of the corporate bond and initial public offering markets in the 1990s.

Our expansion overseas accelerated in 1967, when Nomura acquired a controlling interest in Nomura International (Hong Kong) Limited for the purpose of conducting broker-dealer activities in the Hong Kong capital markets. Subsequently, we established a number of other overseas subsidiaries, including Nomura Securities International, Inc. in the United States in 1969 as a broker dealer and Nomura International Limited, now Nomura International plc, in the United Kingdom in 1981, which acts as an underwriter and a broker. We also established various other overseas affiliates, branches and representative offices.

In recent years, we have sought to take advantage of new opportunities presented by the deregulation of the Japanese financial market and by the expansion of our investor base. To make the most of new opportunities, we aim to provide high value-added products and services that meet our customers’ needs.

On October 1, 2001, we adopted a holding company structure. In connection with this reorganization, Nomura changed its name from “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” Nomura continues to be listed on the Tokyo Stock Exchange and other stock exchanges on which it was previously listed. A wholly-owned subsidiary of Nomura assumed Nomura’s securities businesses and was named “Nomura Securities Co., Ltd.”

In December 2001, we were listed on the New York Stock Exchange.

We also strengthened our mergers and acquisitions and other financial advisory businesses by acquiring a majority interest in Nomura Corporate Advisors Co., Ltd., formerly Nomura Wasserstein Perrella Co., Ltd., in November 1999. Nomura Corporate Advisors became a wholly-owned subsidiary of Nomura in September 2000 and merged with Nomura Securities in April 2002.

In addition, we also enhanced our asset management business through the acquisition of a majority interest in Nomura Asset Management Co., Ltd. in March 2000. Nomura Asset Management became a wholly-owned subsidiary of Nomura in December 2001.

On June 26, 2003, we adopted a committee-based corporate governance system under which we established a Nomination Committee, an Audit Committee and a Compensation Committee. See Item 6.C of this annual report.

In February 2007, we acquired Instinet Incorporated, a global agency broker and major provider of electronic trading services for institutional investors, to develop an electronic platform in global equities.

In a series of steps beginning in September 2008, we acquired certain operations, including personnel, of former Lehman Brothers in Asia-Pacific and in Europe and the Middle East.

The address of Nomura’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: 81-3-5255-1000.

B. Business Overview.

Overview

We are one of the leading financial services groups in Japan and have worldwide operations. As of March 31, 2009, we operated offices in over 30 countries and regions including Japan, the United States, the United Kingdom, Singapore and Hong Kong through our subsidiaries.

Our customers include individuals, corporations, financial institutions, governments and governmental agencies.

Our business consists of the following five business segments:

•	Retail—principally investment consultation services to retail customers;

•	Global Markets—principally fixed income and equity trading and asset finance businesses;

•	Investment Banking—principally M&A advisory and corporate financing businesses;

•	Merchant Banking—principally private equity investments; and

•	Asset Management—principally development and management of investment trusts, and investment advisory services.

For a discussion on revenues by category of activity and geographic market, see “Operating Results” under Item 5.A of this annual report.

Our Business Strategy

Our Corporate Goals and Principles

We are committed to a management vision of firmly establishing ourselves as a globally competitive financial services group. We have also set a management target of maintaining an average consolidated return on equity (ROE) of 10-15% over the medium to long-term.

In pursuing this vision, we put our clients first and contribute to the creation of an affluent society based on investment by listening closely to the needs of our clients and delivering world class products and services and high value-added solutions via the financial and capital markets. We aim to go beyond the boundaries of the traditional securities business to take the lead in expanding into new business areas, and thereby construct new growth models, diversify our sources of earnings, and achieve a profit structure resilient to changes in the market environment. In addition, we will promote compliance with applicable laws and regulations as well as ensure proper corporate behavior.

Management Challenges and Strategies

The deterioration of economic conditions due to the turbulence in the U.S. and European financial markets has increased the severity of the downturn since the third quarter of the fiscal year ended March 31, 2009, significantly affecting the economies of both developed and emerging countries. The economic environment in

Japan continues to be extremely severe. The combination of the appreciating yen and decreased foreign demand has forced Japanese companies (especially export-driven firms) to significantly adjust production, while dire employment conditions have slowed domestic demand rapidly. We expect the business environment will continue to be challenging in the mid-term.

In this environment, we plan to strategically allocate management resources to grow our client base, improve our market share, and increase profits. In addition, we will proceed with our plans to reduce costs by reengineering our business and increasing operational efficiency. In this regard, we expect our service-related firms in India to effectively contribute to cost reduction and improvement of productivity on a group-wide basis.

To achieve our strategic goals, we will implement the following segment-specific measures:

•

In Retail, we will continue to enhance our product and service offerings, which are provided through direct contact, online or via call centers to accommodate customer needs that have become increasingly sophisticated and diverse. Other measures include development of new revenue streams through enhanced online businesses, continuous investment in our brand recognition designed to further our market penetration, and creation of new markets via new customer segments. Through these efforts, we aim to continue being a trusted partner to our clients by providing world-class quality products and services that meet their individual needs.

•

Global Markets will continue to be the product supply hub for the Nomura group. In light of the changing environment in the financial markets, we will focus on delivering high value-added products and solutions to our clients by enhancing our product development expertise in key areas such as derivatives, making full use of Instinet’s global trading infrastructure, and retaining and leveraging the human capital and infrastructure acquired from the former Lehman Brothers. In Global Fixed Income, we will strengthen our global marketing structure and cater to increasing client needs by focusing on flow business in foreign exchange rates, credit and commodities as a core, and structured business to attract solution-oriented clients. We will continue to leverage our increased human capital pool in Asia and Europe. In Global Equities, our goal is to become the top provider of liquidity in markets around the world, by combining our distinct trading facilities: Nomura, Instinet and Chi-X (Chi-X’s global operations are owned by Instinet). With our enhanced execution tools and research coverage, we aim to become a world-class provider of equity products.

•

In Investment Banking, we are expanding our M&A advisory and corporate financing advisory businesses by way of providing high value-added, bespoke solutions, such as financing and provision of currency and derivative hedging instruments to address the individual needs of each client in each geographic region capitalizing on our execution and industry expertise. Through the integration of former Lehman operations in Asia and Europe, we aim to enhance our presence as a global investment bank centered through synchronizing our established Japanese client base with the global network that provides world-class services, while continuing to build our businesses in Japan. We are already seeing some tangible positive effects of our acquisition of former Lehman operations in this regard, in terms of new mandates from former Lehman’s customers.

•

In Merchant Banking, we remain focused on increasing the enterprise value of the companies in which we invest, and achieving optimal or immediate returns on investments by continually weighing exit strategy options. With the continued instability in the global investment environment, we are taking a more cautious approach in new investments and continually reevaluating our investment and exit strategies.

•

In Asset Management, we aim to further increase our competitive advantage in Japan and the rest of Asia, aggressively expanding our investment management capabilities globally. In Japan, we intend to enhance our brand value by providing a diverse range of investment opportunities through various sales channels and by providing comprehensive investment services to existing and new individual and institutional investors. Outside Japan, we aim to expand our client base and increase assets under management by meeting demands of international investors who are looking for investment opportunities in Japan and Asia.

In implementing the initiatives outlined above, we will enhance collaboration between business divisions and bring together the collective strengths of our domestic and international operations to expand and strengthen the financial and capital markets, while also increasing profitability across our group to realize our management objectives and maximize shareholder value.

In addition, we are working to further enhance our management system which supports continued growth.

We pursue a capital policy best fit for medium to long-term growth of the Nomura group. Accordingly, we will keep options for raising capital and funds necessary for our operations as wide as possible.

At the same time, we understand that it is necessary to further strengthen our global risk management system. By adopting a proactive, rather than a reactive, risk management approach, top management has been directly engaged in risk management related decision-making. We will continue to strengthen this type of system.

As our business operations become increasingly diverse, and as our operations and personnel become increasingly international, we recognize the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context, and will further enhance Nomura group’s overall compliance system.

Retail

In Retail, we conduct business activities mainly for individuals and corporations in Japan through a network of nationwide branches. The number of branches increased to 171 as of the end of March 2009 from 164 a year ago. We offer investment consultation services and maintenance services to meet the medium to long-term needs of our customers. The aggregate market value of our retail client assets was ¥59.3 trillion as of the end of March 2009. We discuss retail client assets in “Operating Results” under Item 5.A of this annual report.

In order to execute our business strategy described above in “Our Business Strategy”, we employ various methods to deliver our services to our clients. These include face-to-face meetings with our staff, either in our branch offices or by visiting our customers, and communications through Nomura Home Trade, an internet-based trading service, or our call center.

We capitalize on the linkages among Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management to offer to our customers various financial instruments such as stocks, bonds, investment trusts and variable annuity insurance products, for the short, medium, and long term, with different risk levels. We seek to provide information “that can only come from Nomura” to customers through various media such as our investor reports and Nomura Home Trade.

Global Markets

Global Markets consists of three businesses: Global Fixed Income, Global Equities and Asset Finance.

•	Global Fixed Income handles mainly bonds, foreign currencies and commodities as well as related derivatives.

•	Global Equities focuses on equities and equity-linked derivatives.

•	Asset Finance helps clients raise capital through real estate and asset securitization, financing and other schemes.

We have full-service offerings in Global Fixed Income and Global Equities, with a proven track record of selling and trading bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, Global Markets is enhancing its trading and product origination capabilities to be the product supply hub for Nomura group, offering superior products not only to institutional investors but also to Retail and Asset

Management clients. In addition, we offer execution services based on cutting-edge technologies such as algorithmic trading and transaction cost analysis (TCA), making full use of Instinet’s global trading infrastructure. Our cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our clients. We seek to maximize the synergies and cross-selling opportunities across our recently expanded global operations.

In Asset Finance, we leverage our broad customer base to maximum advantage and offer high value-added services including financial advisory, the structuring of privately placed funds and CMBS, equity and mezzanine financing and other services through a one-stop approach. We are also branching out into real estate management operations, as well as enhancing our expertise to supply financial products that meet investors’ real estate-related needs.

We have forged extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These strong relationships enable us to understand specific client requirements and then develop and deliver solutions that meet those needs across a broad product lineup.

Investment Banking

We offer a broad range of investment banking services to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We aim to develop and fortify solid relationships with these clients on a long term basis by providing them with our extensive resources for each bespoke solution. Our investment banking segment has two components: Underwriting and Financial Advisory Services.

Underwriting. We underwrite offerings of a wide range of securities and other financial instruments, which include various types of stocks, convertible and exchangeable securities, investment grade debt, sovereign and emerging market debt, high yield debt, structured securities and other securities in Asia, Europe and other major financial markets. We also arrange private placements and engage in other capital raising activities. We are one of the leading equity and fixed income securities underwriters in Japan.

Financial Advisory Services. We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, capital structuring, corporate defense activities and leveraged buyouts. Our involvement in initial public offerings (“IPOs”), reorganizations and other corporate restructurings related to industry consolidation enhance our opportunities to offer customers other advisory and investment banking services. We are one of the leading financial advisors in Asia.

Merchant Banking

We have an established private equity business in Japan, which we operate through wholly owned subsidiaries, including Nomura Principal Finance Co., Ltd. (“NPF”) and Nomura Financial Partners Co., Ltd. Our main focus has been targeting investment opportunities for capital appreciation that will offer attractive returns to us and which will also help contribute to the structural reform of the Japanese economy.

In Europe, our private equity investments are mainly managed by Terra Firma, an independent asset management group. Terra Firma was established following the reorganization in March 2002 of our United Kingdom principal finance business, and is operated by former Nomura employees. We have also established and made alternative investments in Europe through wholly owned subsidiaries and other consolidated entities some of which have third party pooling of funds. For a further description of our private equity business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Private Equity Business.”

We also invest in venture companies in Japan, Europe and the United States focusing mainly on biotechnology, IT technology, health care, new energy and clean technology, some of which have been already taken public through IPOs. In Asia, we set up Asia Merchant Banking in 2007 to seek investment opportunities brought about by the expansion of the regional economy.

Asset Management

We conduct our asset management business, which consists of development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co., Ltd. (NAMCO). NAMCO is the largest asset management company in Japan, in terms of assets under management in investment trusts as of March 31, 2009. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create many business opportunities. In order to make these opportunities available, NAMCO manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through Nomura Securities Co., Ltd. as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank. Investment trusts are also offered as instruments in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

Our Research Activities

In our Japan research, we continue to have a highly qualified team of equities and fixed income analysts, and we maintain our high profile within the industry. Our research on Asia Pacific (excluding Japan) and Europe was strengthened considerably by the addition of former Lehman Brothers professionals in the autumn of 2008, thus creating a global research platform. Research on the Americas is carried out by our quantitative research analysts, in addition to which our new global chief economist heads up a global economy research team. At the start of 2009, we initiated an array of weekly top-down global flagship reports by our global economy, strategy and foreign exchange research teams.

Our Information Technology

We believe that information technology is one of the key success factors for our overall business and intend to develop and maintain a solid technology platform to ensure that the firm is able to fulfill the various needs of our clients.

Accordingly, we will continue to build a technology platform suitable for each business segment and provide our customers with electronic access to our products and services through the platform. For example, for our retail customers, we have introduced Nomura Home Trade, at www.nomura.co.jp/hometrade, which provides on-line trading capabilities and current status reports on asset portfolios, investments and transactions and investment information, including our research reports through the internet or mobile phones.

On the wholesale side, we have taken on developers and engineers at our service entities in India, who offer their technical expertise to support our global wholesale operations. We are further developing our technology platform in India to facilitate operations to the wholesale business, which includes investment research, global markets, corporate treasury, investment banking and others.

Competition

As a leading financial services industry player, we are active in a set of intensely competitive markets, and we expect them to remain so. We compete globally with other securities firms, banks and integrated financial institutions. We also face competition on regional, product and niche bases from local and specialist firms. A number of factors determine our competitive position against other firms, including:

•	the quality, range and prices of our products and services,

•	our ability to originate and develop innovative client solutions,

•	our ability to maintain and develop client relationships,

•	our ability to access and commit capital resources,

•	our ability to retain and attract qualified employees, and

•	our general reputation.

Our competitive position is also affected by the overall condition of the global financial markets, which are influenced by factors such as:

•	monetary and fiscal policies of national governments and international economic organizations, and

•	economic developments both within and between Japan, the United States, Europe and other major industrialized and developing countries and regions.

In Japan, we compete with other Japanese and non-Japanese securities companies and other financial institutions. Competition has become more intense due to deregulation in the Japanese financial industry since the late 1990s and increased presence of global securities companies and other financial institutions. In particular, major global firms have increased their presence in securities underwriting, corporate advisory services (particularly M&A advisory) and secondary securities sales and trading.

There has also been substantial consolidation and convergence among financial institutions in recent years, both within Japan and globally. This trend accelerated further over the course of the past year as several leading market players consolidated, were found to merge, received governmental assistance, or received regulatory approval to transition to bank holding companies in the credit crisis. The growing presence and scale of financial groups which encompass commercial banking, securities brokerage, investment banking and other financial services has led to increased competition. Through their broadened offerings, these firms are able to create good client relationships and leverage their existing client base in brokerage and investment banking business as well.

In addition to the breadth of their products and services, these firms have the ability to pursue greater market shares in investment banking and securities products by reducing margins and relying on their commercial banking, asset management, insurance and other financial services activities. This has resulted in pricing pressure in our investment banking and trading businesses and could result in pricing pressure in other areas of our businesses. Moreover, the trend toward consolidation and convergence has significantly increased the capital base and geographic reach of some of our competitors, hastening the globalization of the securities and financial services markets. To accommodate this trend, we will have to compete successfully with financial institutions that are large and well-capitalized, and that may have a stronger local presence and longer operating history outside Japan.

We have also competed, and expect to compete, with other financial institutions which commit capital to businesses or transactions for market share in investment banking activities. In particular, corporate clients may seek such commitments (such as agreements to participate in their commercial paper backstop or other loan facilities) in connection with investment banking mandates and other assignments.

Regulation

Japan

The Financial Instruments and Exchange Act (the “FIEA”), which came into effect on September 30, 2007 to amend and replace the former Securities and Exchange Law, widely regulates financial products and services in Japan under the defined terms “financial instruments” and “financial instruments trading business”. The FIEA combines previously existing financial and securities related laws to comprehensively regulate financial products. It expands the scope of securities subject to regulation, extending, among others, to a previously unregulated category of products identified under the defined term “collective investment schemes”. The FIEA also widely regulates “financial instruments trading business”, which includes not only the securities business but also the investment advisory business, the investment trust management business and the financial futures trading business.

In addition, to enhance fairness and transparency in the financial markets and to protect investors, the FIEA provides for, among other things, stiffer penalties for misrepresentations in disclosure documents and unfair trading, stricter regulation of tender offer bids, stricter reporting obligations for large shareholders and improved corporate information disclosure systems, including quarterly report systems, submission of confirmation certificates concerning the descriptions in securities reports and internal controls over financial reporting.

Regulation of the Securities Industry. The FIEA regulates most aspects of securities transactions and the securities industry in Japan, including public offerings, private placements and secondary trading of securities, on-going disclosure by securities issuers, tender offers for securities, organization and operation of securities exchanges and self-regulatory associations, and registration of securities companies. The Prime Minister has the authority to regulate the securities industry and securities companies, which authority is delegated to the Commissioner of the Financial Services Agency under the FIEA. The Securities and Exchange Surveillance Commission, an external agency of the Financial Services Agency which is independent from the Agency’s other bureaus, is vested with authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder fair trading of securities, including inspection of securities companies. Furthermore, the Commissioner of the Financial Services Agency delegates certain authority to the Director General of Local Finance Bureau to inspect local securities companies and branches. A violation of applicable laws and regulations may result in various administrative sanctions, including revocation of registration or authorization, suspension of business or an order to discharge any director or executive officer who has failed to comply with applicable laws and regulations. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory association of securities companies.

To enhance investor protection, each Japanese securities company is required to segregate customer assets and to hold membership in an Investor Protection Fund approved by the government under the FIEA. The Investor Protection Fund is funded through assessments on its securities company members. In the event of failure of a securities company that is a member of the fund, the Investor Protection Fund provides protection of up to ¥10 million per customer. The Investor Protection Fund covers claims related to securities deposited by customers with the failed securities company and certain other customer claims.

Regulation of Other Financial Services. Securities companies are not permitted to conduct banking or other financial services directly, except for those which are registered as money lenders and engaged in money lending business under the Money Lending Business Act or which hold permission to act as bank agents and conduct banking agency activities under the Banking Law. Securities companies are allowed, however, to hold majority ownership in banks and other financial services institutions. Securities company subsidiaries conducting banking and financial services are also regulated by relevant laws and regulations. The Nomura Trust & Banking Co., Ltd. is such a subsidiary and engages in banking and certain financial services.

Regulatory Amendments. A bill to amend the FIEA was passed by the Diet on June 6, 2008 to strengthen the competitiveness of Japan’s financial and capital markets.

A part of such amendment, which became effective on December 12, 2008, the system of administrative monetary penalties was amended in order to create fair, transparent and reliable markets. Such amendment has increased the administrative monetary penalties that may be imposed in the event of certain types of misconduct, such as insider trading, market manipulation and filing of false disclosure documents, and has expanded the scope of misconduct to which administrative monetary penalties may apply to include additional items, such as illegal market stabilization and failure to file disclosure documents.

Another part of such amendment, which became effective on June 1, 2009, revamped the firewall regulations among securities companies, banks and insurance companies and abolished the ban on concurrent holding by certain employees, including executives, of posts in such companies. To manage conflicts of interest between or among securities companies, banks and insurance companies, these financial institutions are required to implement proper information management and to develop appropriate internal control frameworks to prevent customer interests from being unfairly harmed due to trading by the financial institution itself or by other financial institutions within its group.

Overseas

Our overseas offices and subsidiaries are also subject to various laws and governmental rules and regulations applicable in the countries where they carry on their operations, including those promulgated and enforced by the Securities and Exchange Commission, the New York Stock Exchange and the Financial Industry Regulatory Authority (a non-governmental regulator for all securities companies which was established in July 2007 through the consolidation of the National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of the New York Stock Exchange) in the United States, and by the Financial Services Authority and the London Stock Exchange plc in the United Kingdom. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon us.

International Developments

In April 2008, the Financial Stability Forum, which consists of major national financial authorities, issued “Report of the Financial Stability Forum on Enhancing Market and Institutional Resilience”, which was subsequently endorsed by the G7 and the G20 leaders, recommending, among other things, that supervisors of certain large global financial institutions around the world enhance their systematic cross-border supervisory cooperation by establishing an international college consisting of such supervisors. In line with that recommendation, and as part of its regulatory reform effort designed to prevent the recurrence of a financial crisis, Japan’s Financial Services Agency has jointly established with other major overseas regulators international supervisory colleges for Japan’s three largest banking institutions and us, and has been coordinating with the financial authorities of the United States, Europe and Asia in supervising those institutions and us.

Regulatory Capital Rules

Japan

The Financial Services Agency established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005. Financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. “The Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” (hereinafter referred to as the “Financial Instruments Business Operators Guidelines”), established in July 2007, requires international financial instruments groups to report consolidated capital adequacy ratio to the Financial Services Agency semi-annually and whenever the ratio falls below 120%.

We started monitoring the consolidated capital adequacy ratio of Nomura Holdings, Inc. according to the above guideline and principle from April 2005 and have been in compliance with these requirements until we selected to change the calculation method as described below.

We selected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”), which is allowed under the provision in the Financial Instruments Business Operators Guidelines instead of the Financial Conglomerate Guideline from the end of March, 2009, although we continue to be monitored as a financial conglomerate governed by Financial Conglomerate Guideline. The Bank Holding Companies Notice incorporates the rules set out in “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” published by the Basel Committee on Banking Supervision (Basel II).

As mentioned above, under the Financial Conglomerate Guideline, financial conglomerates must maintain the amount of consolidated capital not smaller than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%. As of March 31, 2009, we were in compliance with this requirement, and believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

Under the FIEA Nomura Securities Co., Ltd. is required to maintain adjusted capital at specified levels as compared with the quantified total of their business risks on a non-consolidated basis. Article 46-6 of the FIEA requires Financial Instruments Firms I, to which securities companies are classified, to file month-end reports regarding their capital adequacy ratio, i.e. the ratio of adjusted capital to a quantified total of business risks, to the Financial Services Agency, or the Local Finance Bureau, and to disclose their capital adequacy ratio to the public on a quarterly basis. A Financial Instruments Firm I must also file a report on a daily basis with the Financial Services Agency or the Local Finance Bureau if its capital adequacy ratio falls below 140%. Article 53 of the FIEA determines the actions which the Prime Minister, through the Financial Services Agency, may take if the ratio falls further: if the ratio falls below 120%; the Prime Minister may order the Financial Instruments Firm I to change its method of business or to deposit its property in trust, or order other measures for the public interest and investor protection if necessary. A Financial Instruments Firm I whose ratio falls below 100% may be subject to additional proceedings, including temporary suspension of its business and revocation of its registration as a Financial Instruments Firm I if there is no prospect that the ratio will recover three months after the suspension came into effect.

We closely monitor the capital adequacy ratio of Nomura Securities Co., Ltd. on a continuous basis. Since the introduction of the capital adequacy requirement in Japan in 1989, we have at all times been in compliance with these requirements. We believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

Overseas

In the United States, Nomura Securities International, Inc. (NSI) is a registered broker-dealer and registered futures commission merchant. As such, NSI is subject to the minimum net capital requirements of the United States Securities and Exchange Commission and the Commodity Futures Trading Commission. NSI is regulated by the Financial Industry Regulatory Authority as its designated self-regulatory organization. These requirements specify minimum levels of capital that U.S. broker-dealers are required to maintain and limit the amount of leverage that such broker-dealers may use in their businesses.

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

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Principal Finance Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Pension Support & Service Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
JOINVEST Securities Co., Ltd.	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Private Equity Funds Research and Investments Co., Ltd.	Japan	65
Nomura Holding America Inc.	United States	100
Nomura Securities International, Inc.	United States	100
Nomura Corporate Research and Asset Management Inc.	United States	100
Nomura Derivative Products Inc.	United States	100
Nomura America Mortgage Finance, LLC	United States	100
Nomura Financial Holding America, LLC	United States	100
Nomura Global Financial Products Inc.	United States	100
NHI Acquisition Holding Inc.	United States	100
Instinet Incorporated	United States	100
Nomura Europe Holdings plc	United Kingdom	100
Nomura International plc	United Kingdom	100
Nomura Bank International plc	United Kingdom	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Italia S.I.M. p.A.	Italy	100
Nomura Investment Banking (Middle East) B.S.C. (Closed)	Bahrain	100
Nomura Funding Facility Corporation Limited	Ireland	100
Nomura Global Funding plc	United Kingdom	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	United Kingdom	100
Nomura Capital Markets plc	United Kingdom	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Malaysia Sdn. Bhd.	Malaysia	100
Nomura Australia Limited	Australia	100
P.T. Nomura Indonesia	Indonesia	94
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited .	India	100

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2009, our principal head office is located in Tokyo, Japan and occupies 1,165,285 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 130,072 square feet, our Nagoya branch office, which occupies 82,918 square feet, and the head office of Nomura Asset Management Co., Ltd. In Tokyo, which occupies 166,765 square feet. We lease certain other office space in Japan. Nomura Land and Building Co., Ltd., which is accounted for under the equity method of accounting in our consolidated financial statements, is the lessor of certain leased office space in Japan, including part of our Tokyo headquarters.

As of March 31, 2009, our major offices outside Japan are offices of Nomura International plc (“NIP”) located in London, which occupies 886,913 square feet, the New York head office of Nomura Securities International, Inc., which occupies 113,787 square feet, and offices of Nomura International (Hong Kong) Limited located in Hong Kong, which occupies 221,844 square feet. We own the land and building for the London head office of NIP. We lease most of our other overseas office space.

As of March 31, 2009, our major office of specialized service companies in India is Nomura Services India Private Limited, which occupies 436,082 square feet.

As of March 31, 2009, the aggregate book value of the land and buildings we owned was ¥167 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥47 billion.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2009 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

Corporate earnings started to weaken from around mid-2007 as the U.S. subprime loan (mortgages to individuals with low credit standing) crisis sapped business confidence and high energy and materials prices weighed down profits. The Japanese economy started to slow as a result, with the weakness centering on capital expenditure. On top of this, the September 2008 collapse of a US investment bank resulted in a global credit crunch that had a further marked impact on the world economy and exacerbated the slowdown in exports. As a consequence, Japan’s industrial production fell 12.7% year-on-year in the fiscal year ended March 2009, marking the largest decline since the start of the current data series. The economic contraction had a dramatic impact on employment, leading in turn to a worsening in the household income environment. This caused the deterioration in domestic consumer spending to accelerate toward the end of 2008.

Corporate earnings had expanded for the six straight years spanning the fiscal year ended March 2003 to the year ended March 2008. From the start of the year ended March 2009, however, a downward trend in profits rapidly took hold. Concerns about recession in Japan and overseas combined with financial market turbulence to push down the U.S. dollar and share prices, which together with high energy and raw material prices weighed on Japanese corporate earnings. We estimate that recurring profits at the major companies (NOMURA 400 components) fell by approximately 60% year-on-year in the year ended March 2009. Processing sectors such as automobiles and electrical machinery and precision equipment were major contributors to the earnings deterioration.

The stock market had been trending downward since around mid-2007, and there were further and substantial declines during the year ended March 2009. The downward trend accelerated amid the turmoil in the U.S. and other overseas stock markets and the consequent weakening of the U.S. dollar, and as the global credit squeeze that started in September heightened concerns about recession. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, fell below the previous post-bubble low of March 2003. The TOPIX had lost about 29% in the fiscal year ended March 2008, falling from 1,713.61 points at the end of March 2007 to 1,212.96 points at the end of March 2008, furthermore in the year ended March 2009 it fell by approximately 36% to finish the year at 773.66 points. This marked the largest decline in a single fiscal year since the index was first devised, despite there having been a modest rebound toward the end of the fiscal year as concerns about recession eased. The Nikkei Stock Average lost approximately 35%, falling from ¥12,525.54 at the end of March 2008 to ¥8,109.53 at the end of March 2009.

Yields on newly issued 10-year Japanese government bonds fell below 1.3% at the end of March 2008, as funds shifted to government bonds amid increasing global financial market turbulence. Share prices settled down moving toward June, and bond yields briefly rebounded to more than 1.8% on concerns about inflation triggered by rising crude oil prices. Approaching the end of the year, however, bond yields fell once again, dipping below 1.2% as the global credit crunch led to increased risk aversion and as share prices fell further. Shares started to rally again at the end of the fiscal year, and bond yields were above 1.3% at the end of March 2009.

On the foreign exchange markets, the global financial market turbulence that began in the U.S. had a major impact. At the end of March 2008, the yen was trading at the ¥99 level against the U.S. dollar and the ¥157 level against the euro. The markets calmed down for a while moving toward August, and expectations for monetary tightening in Europe saw the yen fall at one point to the ¥110 level against the U.S. dollar and the ¥169 level against the euro. However, from September the yen strengthened against all the major currencies as the global credit crunch once again came to the fore and as investors sought to avoid the risks associated with the U.S. and European economies. In December the yen was trading at the ¥87 level against the U.S. dollar, its highest level since 1995, and in January it reached the ¥112 level against the euro. As excessive concerns about the U.S. and European economies receded, the yen then corrected to finish the fiscal year at the ¥98 level against the dollar and the ¥130 level against the euro.

Overseas

Among the economies of the leading industrialized nations, the impact of the slowdown in economic growth in the United States from the second half of 2007 spread to the economies of Europe, raising the prospect of simultaneous economic contraction. International commodity prices trended upward until around mid-2008 as investors sought vehicles for their funds, but fell sharply heading toward the end of the year owing to the global credit crunch and concerns about recession. Various policies were implemented in a bid to head off a global recession, including aggressive interest rate cuts in the U.S. and Europe that were aimed at avoiding further financial market turmoil, the recapitalization of banks using public funds, and fiscal measures. In China, too, the authorities adopted monetary easing policies and took aggressive fiscal action to boost domestic demand.

After slowing to 2.0% in 2007, US real GDP growth declined to 1.1% in 2008. The US economy moved into recession in 2008, and there were three consecutive quarters of negative real GDP growth through the first quarter of 2009. There was a substantial drop in housing investment as house prices fell and financial institutions adopted risk-averse lending stances. In addition, the financial situation for households and companies deteriorated sharply due to the global credit shortage from September, and domestic demand was depressed as a result. Although there has been a slight upturn in sentiment on the expected benefits of monetary easing and the tax cuts and public works projects that were implemented in a bid to spur domestic demand, there have been no clear signs of an economic recovery.

The Federal Reserve Board, or FRB, implemented a string of rate cuts from the second half of 2007 in response to the financial market turmoil. The FRB cut the federal funds rate target ten times between September 2007 and December 2008, eventually lowering it to 0–0.25% and effectively introducing a zero interest rate policy. The FRB also commenced quantitative easing, by which it increases the supply of liquidity to financial markets through the purchase of government agency and other bonds, and in this way it intends to continue promoting financial market stability and supporting the economy. The downward trend of the U.S. stock market became more pronounced with the spread of the global credit crunch and economic recession. The Dow Jones Industrial Average stood at 12,262.89 at the end of March 2008, but by the end of March 2009 it had fallen to 7,608.92. The yield on 10-year U.S. Treasuries was at the 3.4% level in March 2008, but falling share prices and aggressive monetary easing implemented by the FRB put downward pressure on yields, which vied with upward pressure arising from concerns about the expanding fiscal deficit. The yield fell to the 2.6% level at the end of March 2009, but recovered and held above the 3% mark thereafter.

European economies also moved into recession in 2008. Real GDP growth in the Eurozone fell to 0.7% in 2008, from 2.6% in 2007. On a quarterly basis, however, growth was negative for three straight quarters, starting in the April–June quarter. The European Central Bank (ECB) lifted its policy rate in July 2008, citing concerns about accelerating inflation. Nevertheless, the increasing risk of global recession from September prompted the ECB to cut its policy rate three times between October and the end of the year and to provide ample liquidity to the financial markets. The decline in European stock markets gained momentum as global financial turmoil spread, and the benchmark German stock index (DAX) lost roughly 37% during the year ended March 2009.

While Asian economies other than Japan performed well in 2008 compared with the leading industrialized nations, the economic slowdown began to emerge more clearly in these regions also. Real GDP growth in China fell to 9.0% in 2008, from 11.9% in 2007. This marked the first dip into single-figure growth in six years and prompted the Chinese government to assemble a large-scale stimulus package worth some 13% of nominal GDP.

Executive Summary

Impacted by the turmoil in U.S. and European financial markets triggered by the U.S. subprime loan problem and the rapid spread of the ensuing economic downturn to the entire world including emerging countries, the Japanese economy suffered a dramatic slowdown, particularly in exports, adversely impacted by the appreciation of the yen and the rapid decline in overseas demand, especially in the second half of the fiscal year. This rapid economic slowdown led to deterioration in the employment situation and thus a rapid drop-off in household sector spending. The corporate sector also saw a large drop in revenues due to the rapid economic slowdown in Japan and overseas, and recurring profits among major listed companies are expected to have fallen significantly. After the Tokyo Stock Price Index (TOPIX) marked a high for the period under review in June 2008 at 1,430 points, the market started to decline, and stayed soft even after the rapid decline in September. In March 2009, the TOPIX corrected all the way down to the 700 point level, the lowest point since December 1983. As the global financial crisis continued, the amount of equity financing by listed companies in Japan fell to a 10-year low. Meanwhile, in the bond market, the yield on newly issued 10-year Japanese government bonds rose to the 1.8% range in June 2008, but then dropped to the 1.1% range by the end of 2008, as investors became safety-oriented in response to the global financial market turmoil. The yield subsequently rose to the 1.3% range in March 2009. Amid this environment, we posted significant losses due to a number of factors, including trading losses due to one-off factors, write-downs related to Merchant Banking and illiquid assets such as real estate, expenses related to the acquisition of Lehman Brothers (“Lehman”) operations, and impairment losses of affiliated companies. As a result, net revenue decreased 60% year-on-year to ¥312.6 billion, non-interest expenses increased 28% year-on-year to ¥1,091.7 billion, loss before income taxes was ¥779.0 billion, and net loss was ¥708.2 billion. Consequently, ROE for the full year was negative 40.2%.

In Retail, net revenue for the year ended March 31, 2009 was ¥291.9 billion, down 27% from the previous year, and income before income taxes was ¥18.2 billion, down 85% from the previous year. The overall market slump triggered by the turmoil in the global financial markets led to a decline in brokerage commissions and commissions for distribution of investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit. Retail client assets have declined to ¥59.3 trillion as of March 31, 2009, due primarily to a decrease in the balance of equity securities as a result of the stock market decline.

In Global Markets, net revenue for the year ended March 31, 2009 was negative ¥157.3 billion and loss before income taxes was ¥574.6 billion. In Global Fixed Income, net revenue was negative ¥217.2 billion due to trading losses in conjunction with the market drop-off as well as the one-off losses in association with the turmoil in global financial markets. In Global Equities, the deterioration in the trading environment due to the market turmoil resulted in a 52% year-on-year decline in net revenue to ¥98.9 billion. Following the acquisition of certain operations of former Lehman Brothers in October 2008, we restructured our organization and business lines, and mostly completed system and other infrastructure integration projects by the end of the fiscal year. In conjunction with such business base expansion, we are starting to see positive results, such as an increase in equities market share and currency trading. Meanwhile, expenses increased due primarily to the acquisition of certain operations of former Lehman Brothers.

In Investment Banking, net revenue for the year ended March 31, 2009 was ¥63.5 billion, down 24% from the previous year, and loss before income taxes was ¥57.4 billion. Net revenue decreased due to the decline in transaction volume in the equity finance reflecting instability across the global stock markets. Meanwhile, expenses increased due primarily to the acquisition of certain operations of former Lehman Brothers.

In Merchant Banking, net revenue for the year ended March 31, 2009 was negative ¥69.9 billion due primarily to unrealized losses of certain investee companies. As a result, loss before income taxes was ¥85.3 billion.

In Asset Management, net revenue for the year ended March 31, 2009 was ¥59.8 billion, down 33% from the previous year, and income before income taxes was ¥7.4 billion, down 78% from the previous year. Net revenue decreased compared to the prior year, due primarily to the reduction in assets under management mainly driven by plunge in the stock market and appreciation of the yen, as well as unrealized losses on pilot funds and seed money for new product development. Deteriorating market conditions due to the slump in stock prices and appreciation of the yen led to a decrease in the outstanding balance of assets under management to ¥20.2 trillion.

Results of Operations

Overview

The following table provides selected consolidated statements of operations information for the years indicated.

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues:
Commissions	¥337,458	¥404,659	¥306,803	$3,094
Fees from investment banking	99,276	85,096	54,953	554
Asset management and portfolio service fees	145,977	189,712	140,166	1,414
Net (loss) gain on trading	290,008	61,720	(128,339)	(1,294)
(Loss) gain on private equity investments	47,590	76,505	(54,791)	(553)
Loss on investments in equity securities	(20,103)	(48,695)	(25,500)	(257)
Private equity entities product sales	100,126	—	—	—
Other	67,425	28,185	39,863	402

Total Non-interest revenues	1,067,757	797,182	333,155	3,360
Net interest revenue	23,344	(9,925)	(20,528)	(207)

Net revenue	1,091,101	787,257	312,627	3,153
Non-interest expenses	769,343	851,845	1,091,673	11,010

Income (loss) before income taxes	321,758	(64,588)	(779,046)	(7,857)
Income tax expense	145,930	3,259	(70,854)	(714)

Net income (loss)	¥175,828	¥(67,847)	¥(708,192)	$(7,143)

Return on equity	8.3%	(3.3)%	(40.2)%

Net revenue decreased by 60% from ¥787,257 million for the year ended March 31, 2008 to ¥312,627 million for the year ended March 31, 2009. Commissions decreased by 24%, due primarily to a decline in commissions for distribution of investment trusts, reflecting the overall market slump triggered by the recent turmoil in the global financial markets. Asset management and portfolio service fees also decreased by 26%, due primarily to a decrease in assets under management driven by the plunge in the stock market and the appreciation of the yen. While net gain on trading was ¥61,720 million for the year ended March 31, 2008, we suffered a net loss of ¥128,339 million on trading for the year ended March 31, 2009, due primarily to the recent turmoil in the global financial markets. While we gained ¥76,505 million on private equity investments for the year ended March 31, 2008, we lost ¥54,791 million on such investments for the year ended March 31, 2009 due primarily to unrealized losses of certain investee companies.

Net revenue decreased by 28% from ¥1,091,101 million for the year ended March 31, 2007 to ¥787,257 million for the year ended March 31, 2008. Commissions increased by 20%, due to an increase in stock brokerage commissions resulting from the consolidation of Instinet. Asset management and portfolio service fees also increased by 30%, due primarily to firm sales of newly-launched funds and existing balanced funds. Net gain on trading decreased by 79%, driven primarily by losses from Global Markets. Gain on private equity investments increased by 61% from the previous financial year, due to realized and unrealized gains resulting from the sale and valuation at fair value of investee companies. We recorded losses on our investments in equity securities due to the stagnation of the stock market.

Net interest revenue was ¥23,344 million for the year ended March 31, 2007, negative ¥9,925 million for the year ended March 31, 2008 and negative ¥20,528 million for the year ended March 31, 2009. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. Net interest revenue for the year ended March 31, 2009 declined by ¥10,603 million from the year ended March 31, 2008. Short-term interest rates declined during the year in major currencies including U.S. dollar and Japanese yen by March 2009, but until the third quarter short-term interest rates in Japanese yen stayed at relatively high level in comparison to the U.S. dollar, which decreased significantly. Together with the continuous decline in demand for structured notes from investors, this has pushed up our financial costs, failing to offset the decline in the gross interest revenue which is due to the general decline in the interest rate level across the globe. However, the rate at which the net interest revenue has deteriorated in the last three quarters has been moderated, as the short-term interest rate markets turmoil has subsided. Net interest revenue for the year ended March 31, 2008 turned negative, declining by ¥33,269 million from the year ended March 31, 2007. Rising short-term interest rates and falling long-term interest rates on the yen affected net interest revenue of the company adversely, causing a general rise in the funding cost and decline in coupon received on bonds. Reorganization of the U.S. business has reduced the volume of U.S. dollar repo transactions, so even though the U.S. dollar yield curve had shifted downward while steepening during the year, the positive impact on net interest revenue was limited.

In our consolidated statements of operations, we include under “Revenue” loss on investments in equity securities. We recorded losses on such investments in the amount of ¥20,103 million for the year ended March 31, 2007, ¥48,695 million for the year ended March 31, 2008 and ¥25,500 million for the year ended March 31, 2009. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 28% from ¥851,845 million for the year ended March 31, 2008 to ¥1,091,673 million for the year ended March 31, 2009. The increase in non-interest expenses consisted mainly of other expenses and compensation and benefits. Other expenses increased by 67% from ¥156,868 million for the year ended March 31, 2008 to ¥261,339 million for the year ended March 31, 2009, mainly due to impairment losses of affiliated companies. Compensation and benefits increased by 34% from ¥366,805 million for the year ended March 31, 2008 to ¥491,555 million for the year ended March 31, 2009, due primarily to our hiring of some former Lehman Brothers’ employees.

Non-interest expenses increased by 11% from ¥769,343 million for the year ended March 31, 2007 to ¥851,845 million for the year ended March 31, 2008. The increase in non-interest expenses was mainly due to other expenses and commissions and floor brokerage, offset by private equity entities cost of goods sold. Private equity entities cost of goods sold was no longer recognized for the year ended March 31, 2008 as a result of deconsolidation of private equity entities with the application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”. Other expenses increased by 48% from ¥106,039 million for the year ended March 31, 2007 to ¥156,868 million for the year ended March 31, 2008, mainly due to an impairment loss for an affiliated company which was included in other expenses. Commissions and floor brokerage increased by 78% from ¥50,812 million for the year ended March 31, 2007 to ¥90,192 million for the year ended March 31, 2008, due primarily to the consolidation of Instinet.

Income before income taxes was ¥321,758 million for the year ended March 31, 2007, and loss before income taxes was ¥64,588 million for the year ended March 31, 2008 and ¥ 779,046 million for the year ended March 31, 2009.

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

Income tax expense for the year ended March 31, 2009 was negative ¥70,854 million, representing an effective tax rate of 9.1% which was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance, mainly relating to non-recoverability of losses in certain U.S. and U.K subsidiaries and also future realizable losses in Japan as a result of the review of the future realizable value of the deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, this had the effect of decreasing the rate by approximately 27.7% due to loss from continuing operations. Other significant factors causing the difference was tax benefit recognized on the devaluation of investments in foreign subsidiaries which increased the effective tax rate by approximately 7.6% and also due to different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 9.9% for the year ended March 31, 2009.

Income tax expense for the year ended March 31, 2008 was ¥3,259 million, representing an effective tax rate of negative 5.0%. The effective tax rate was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and future realizable losses in Japan as a result of the review of the future realizable value of the deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, it resulted in a decreasing effective tax rate for the year ended March 31, 2008 by approximately 166.3% due to loss from continuing operations. Another significant factor causing the difference was tax benefit recognized on the devaluation of investments in foreign subsidiaries. This had the effect of increasing the effective tax rate for the year ended March 31, 2008 by approximately 121.6% due to the same reason described above.

Income tax expense for the year ended March 31, 2007 was ¥145,930 million, representing an effective tax rate of 45.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2007 by approximately 11.6%. Second, tax benefit has been recognized on the devaluation of investments in foreign subsidiaries, mainly overseas. This had the effect of decreasing the effective tax rate for the year ended March 31, 2007 by approximately 8.0%.

Net income was ¥175,828 million for the year ended March 31, 2007, and net loss was ¥67,847 million for the year ended March 31, 2008 and ¥708,192 million for the year ended March 31, 2009. Our return on equity was 8.3% for the year ended March 31, 2007, negative 3.3% for the year ended March 31, 2008, and negative 40.2% for the year ended March 31, 2009.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we operate five business divisions: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as reconciling items outside of our segment information. The effects of consolidation and deconsolidation of certain investments in our private equity business were also classified as reconciling items outside our segment information for the year ended March 31, 2007, while there is no reconciling item for the year ended March 31, 2008 and 2009 due to AICPA Statement of Position 07-1 “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”), which resulted in all investments made by investment companies within the scope of the guide being carried at fair value with changes in fair value recognized in our consolidated financial statements. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 21 to our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 21. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Retail

In Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥434,701	¥395,887	¥287,750	$2,902
Net interest revenue	5,417	6,131	4,107	42

Net revenue	440,118	402,018	291,857	2,944
Non-interest expenses	279,253	279,702	273,620	2,760

Income before income taxes	¥160,865	¥122,316	¥18,237	$184

Net revenue for the year ended March 31, 2009 was ¥291,857 million, decreasing 27% from ¥402,018 million for the year ended March 31, 2008. The overall market slump triggered by the turmoil in the global financial markets led to a decline in brokerage commissions and commissions for distribution of investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit.

Net revenue for the year ended March 31, 2008 was ¥402,018 million, decreasing 9% from ¥440,118 million for the year ended March 31, 2007. The overall market slump triggered by the turmoil in the global financial markets led to a drop-off in stock subscriptions and purchases as well as weaker sales of investment trusts during the second half of the year, resulting in a decline in brokerage commissions and commissions for distribution of investment trusts. Distribution of newly-launched investment trusts remained robust, especially for bond investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit. However, sales of foreign currency bonds were strong in the second half of the year.

Non-interest expenses for the year ended March 31, 2009 were ¥273,620 million, decreasing 2% from ¥279,702 million for the year ended March 31, 2008, due primarily to a decrease in compensation and benefits.

Non-interest expenses for the year ended March 31, 2008 were ¥279,702 million, almost at the same level as ¥279,253 million for the year ended March 31, 2007, due primarily to an increase in occupancy and related depreciation due to the expansion of branches offset by a decrease in compensation and benefits.

Income before income taxes was ¥160,865 million for the year ended March 31, 2007, ¥122,316 million for the year ended March 31, 2008, and ¥18,237 million for the year ended March 31, 2009.

The graph below shows the revenue composition by instrument in terms of Retail non-interest revenues for the years ended March 31, 2007, 2008, and 2009.

As described above, revenue composition of investment trusts and asset management decreased from 49% for the year ended March 31, 2008 to 47% for the year ended March 31, 2009, due primarily to a decline in commissions for distribution of investment trusts. Revenue composition of equities increased from 24% for the year ended March 31, 2008 to 26% for the year ended March 31, 2009, due primarily to an overall decrease in the revenue size of total Retail non-interest revenue although revenue from equities decreased reflecting the overall market slump. Revenue composition of bonds and variable annuity insurance unchanged from the previous year.

Retail Client Assets

The following graph shows amounts and details regarding retail client assets at March 31, 2007, 2008, and 2009. Retail client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products.

Retail Client Assets

Retail client assets decreased by ¥12.9 trillion from ¥72.2 trillion at March 31, 2008 to ¥59.3 trillion at March 31, 2009, due primarily to a decrease in the balance of equity securities as a result of the stock market decline. The balance of our clients’ investment trusts decreased 22% from ¥13.4 trillion at March 31, 2008 to ¥10.4 trillion at March 31, 2009, reflecting net cash inflows by clients of ¥0.1 trillion and market depreciation of ¥3.1 trillion.

Retail client assets decreased by ¥13.0 trillion from ¥85.2 trillion at March 31, 2007 to ¥72.2 trillion at March 31, 2008, due primarily to a decrease in the balance of equity securities. The balance of our clients’ investment trusts decreased 5% from ¥14.1 trillion at March 31, 2007 to ¥13.4 trillion at March 31, 2008, reflecting net cash inflows by clients of ¥1.5 trillion and market depreciation of ¥2.2 trillion.

Global Markets

We have a proven track record of sales and trading bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, we are building up our trading and product origination capabilities to offer superior products not only to institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our customers. In Asset Finance, we use our broad customer base at a maximum advantage and offer sophisticated financial solutions for raising capital through real estate and other asset securitization schemes.

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

Operating Results of Global Markets

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥285,088	¥145,192	¥(146,335)	$(1,476)
Net interest revenue	4,940	(49,595)	(10,919)	(110)

Net revenue	290,028	95,597	(157,254)	(1,586)
Non-interest expenses	231,222	321,794	417,387	4,210

Income (loss) before income taxes	¥58,806	¥(226,197)	¥(574,641)	$(5,796)

Net revenue decreased from ¥95,597 million for the year ended March 31, 2008 to negative ¥157,254 million for the year ended March 31, 2009. In Global Fixed Income, net revenue was negative ¥217.2 billion due to trading losses in conjunction with the market drop-off as well as the one-off losses in association with the turmoil in global financial markets. In Global Equities, the deterioration in the trading environment due to the market turmoil resulted in a 52% year-on-year decline in net revenue to ¥98.9 billion. We also wrote down the value of real estate and other illiquid assets and reduced our exposure to illiquid assets. Following the acquisition of certain operations of former Lehman Brothers in October 2008, we restructured our organization and business lines, and mostly completed system and other infrastructure integration projects by the end of the fiscal year. In conjunction with such business base expansion, we are starting to see positive results, such as an increase in equities market share and currency trading.

Net revenue decreased by 67% from ¥290,028 million for the year ended March 31, 2007 to ¥95,597 million for the year ended March 31, 2008. In Global Fixed Income, the environment remained harsh as a global credit crunch sparked by subprime problems hit and the yen appreciated sharply. Net revenue declined due to net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors), a realized loss booked on our exit from the U.S. RMBS-related business, and realized and unrealized losses in the U.S. CMBS-related business. In Global Equities although trading revenue from MPOs and equity derivatives declined, revenue increased as Instinet, which was acquired in February 2007, contributed to revenue, order flow for non-Japanese equities expanded, and trading of listed equities contributed to revenue.

Non-interest expenses increased by 30% from ¥321,794 million for the year ended March 31, 2008 to ¥417,387 million for the year ended March 31, 2009, due primarily to the acquisition of certain operations of former Lehman Brothers.

Non-interest expenses increased by 39% from ¥231,222 million for the year ended March 31, 2007 to ¥321,794 million for the year ended March 31, 2008, due primarily to increases in commissions and floor brokerage, other expenses on transactions and compensation and benefits resulting from the consolidation of Instinet.

Income before income taxes was ¥58,806 million for the year ended March 31, 2007, loss before income taxes was ¥226,197 million for the year ended March 31, 2008 and ¥574,641 million for the year ended March 31, 2009.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31
	2007	2008	2009
Nomura’s Share in Japanese Government bond auctions	11%	11%	11%
Nomura’s Share in secondary bond trading	13%	12%	13%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

	March 31
Stock Market Index	2007	2008	2009
TOPIX	1,713.61	1,212.96	773.66
	(0.8)%	(29.2)%	(36.2)%
Nikkei 225 (“Nikkei Stock Average”)	17,287.65	12,525.54	8,109.53
	1.3%	(27.5)%	(35.3)%

The TOPIX had lost about 29% in the fiscal year ended March 2008, falling from 1,713.61 points at the end of March 2007 to 1,212.96 points at the end of March 2008, furthermore in the year ended March 2009 it fell by approximately 36% to finish the year at 773.66 points. This marked the largest decline in a single fiscal year since the index was first devised, despite there having been a modest rebound toward the end of the fiscal year as concerns about recession eased. The Nikkei Stock Average also lost approximately 35%, falling from ¥12,525.54 at the end of March 2008 to ¥8,109.53 at the end of March 2009. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2007	2008	2009
Total equity trading market in Japan	7%	7%	7%
Off-floor/off-exchange equity trading market in Japan	21%	21%	17%

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile cross-regional deals as well as deals within each region. We pursue to develop and forge a solid relationship with these clients on a long term basis by offering our extensive resources in a seamless fashion for their bespoke solutions.

Operating Results of Investment Banking

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥97,427	¥81,305	¥62,132	$627
Net interest revenue	1,760	1,804	1,367	13

Net revenue	99,187	83,109	63,499	640
Non-interest expenses	54,783	60,336	120,910	1,219

Income (loss) before income taxes	¥44,404	¥22,773	¥(57,411)	$(579)

Net revenue decreased by 24% from ¥83,109 million for the year ended March 31, 2008 to ¥63,499 million for the year ended March 31, 2009, due primarily to the decline in transaction volume in the equity finance reflecting instability across the global stock markets.

Net revenue decreased by 16% from ¥99,187 million for the year ended March 31, 2007 to ¥83,109 million for the year ended March 31, 2008, due primarily to a marked decline in overall transaction value in the equity finance market, while the M&A-related business remained strong and we maintained our high market share.

Non-interest expenses increased by 100% from ¥60,336 million for the year ended March 31, 2008 to ¥120,910 million for the year ended March 31, 2009, due primarily to the acquisition of certain operations of former Lehman Brothers.

Non-interest expenses increased by 10% from ¥54,783 million for the year ended March 31, 2007 to ¥60,336 million for the year ended March 31, 2008, due primarily to higher compensation and benefits.

Income before income taxes was ¥44,404 million for the year ended March 31, 2007, ¥22,773 million for the year ended March 31, 2008 and loss before income taxes was ¥57,411 million for the year ended March 31, 2009.

The following table shows changes in our market share (value base) in the underwriting market for bonds and equity in Japan.

	Year Ended March 31
	2007	2008	2009
Nomura’s Share in Japanese IPOs	21%	44%	57%
Nomura’s Share in Japanese Public Offerings	40%	42%	24%
Nomura’s Share in Japanese Straight Bonds	14%	16%	16%
Nomura’s Share in Japanese Samurai Bonds	13%	10%	12%

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

Operating Results of Merchant Banking

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥77,325	¥74,795	¥(62,319)	$(629)
Net interest revenue	(12,356)	(10,002)	(7,556)	(76)

Net revenue	64,969	64,793	(69,875)	(705)
Non-interest expenses	12,153	11,473	15,398	155

Income (loss) before income taxes	¥52,816	¥53,320	¥(85,273)	$(860)

Net revenue was negative ¥69,875 million for the year ended March 31, 2009, as compared to net revenue of ¥64,793 million for the year ended March 31, 2008, due primarily to unrealized losses of certain investee companies.

In the year ended March 31, 2009, realized gains from investments in Japan were ¥42.0 billion and unrealized losses from investments in Japan were ¥78.0 billion. Realized gains from the Terra Firma Investments were ¥6.7 billion and unrealized losses from the Terra Firma Investments were ¥15.7 billion. Realized gains resulted from the exit of certain retail and service industry investments. Unrealized losses resulted from underperformance of investments in the media, aircraft leasing, waste management and renewable energy sectors.

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

Non-interest expenses increased by 34% from ¥11,473 million for the year ended March 31, 2008 to ¥15,398 million for the year ended March 31, 2009, due primarily to an increase in professional fees.

Non-interest expenses decreased by 6% from ¥12,153 million for the year ended March 31, 2007 to ¥11,473 million for the year ended March 31, 2008, due primarily to a decrease in professional fees.

Income before income taxes was ¥52,816 million for the year ended March 31, 2007, ¥53,320 million for the year ended March 31, 2008 and loss before income taxes was ¥85,273 million for the year ended March 31, 2009.

Asset Management

We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd., other brokers, banks, Japan Post Bank and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management.

Operating Results of Asset Management

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥85,195	¥84,710	¥56,463	$569
Net interest revenue	2,885	4,031	3,326	34

Net revenue	88,080	88,741	59,789	603
Non-interest expenses	48,702	54,790	52,409	529

Income before income taxes	¥39,378	¥33,951	¥7,380	$74

Note:

The defined contribution pension plan business in the Asset Management segment was integrated into the Other Segment in the second quarter of the year ended March 31, 2009. In the above table, certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue decreased by 33% from ¥88,741 million for the year ended March 31, 2008 to ¥59,789 million for the year ended March 31, 2009, due primarily to the reduction in assets under management mainly driven by plunge in the stock market and appreciating yen, and unrealized losses from pilot funds and seed money for new product development.

Net revenue increased by 1% from ¥88,080 million for the year ended March 31, 2007 to ¥88,741 million for the year ended March 31, 2008, due primarily to an increase in asset management and portfolio service fees partially offset by unrealized losses from pilot funds and seed money for new product development.

Non-interest expenses decreased by 4% from ¥54,790 million for the year ended March 31, 2008 to ¥52,409 million for the year ended March 31, 2009, due primarily to a decrease in compensation and benefits.

Non-interest expenses increased by 13% from ¥48,702 million for the year ended March 31, 2007 to ¥54,790 million for the year ended March 31, 2008, due primarily to compensation and benefits associated with increased headcount and information technology expenses increased due to new investment.

Income before income taxes was ¥39,378 million for the year ended March 31, 2007, ¥33,951 million for the year ended March 31, 2008 and ¥7,380 million for the year ended March 31, 2009.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	March 31
	2007	2008	2009
	(in billions)
Nomura Asset Management Co., Ltd.	¥26,489	¥25,591	¥19,993
Nomura Funds Research and Technologies Co., Ltd.	2,980	2,829	1,634
Nomura Corporate Research and Asset Management Inc.	1,462	1,117	1,049
Private Equity Funds Research and Investments Co., Ltd.	—	104	600
Nomura Funds Research and Technologies America, Inc.	309	306	216
MAINTRUST KAG mbH.	337	320	172

Combined total	¥31,577	¥30,268	¥23,663

Total*	¥27,036	¥25,766	¥20,231

*	Overlapping asset amounts among group companies are adjusted in Total.

Assets under management were ¥20.2 trillion as of March 31, 2009, a ¥6.8 trillion decrease from March 31, 2007, and a ¥5.5 trillion decrease from March 31, 2008. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥20.0 trillion as of March 31, 2009.

The net assets of stock investment trusts decreased at March 31, 2009 compared to the previous year due to deteriorating market conditions and the appreciation of the yen, triggered by U.S. subprime problems. The net assets of bond investment trusts also declined. Assets from institutional clients also declined at March 31, 2009 compared to the previous year, reflecting additional mandates of new product from the domestic pension funds offset by depreciation in assets due to deteriorating market conditions.

Investment trust assets included in assets under management by Nomura Asset Management were ¥13.0 trillion as of March 31, 2009, down ¥4.2 trillion, or 25%, from the previous year, reflecting net cash outflows by clients of ¥0.3 trillion and market depreciation of ¥3.9 trillion. While the balance of many investment trusts decreased under the harsh environment, the sales of Exchange Traded Funds and newly-launched investment trusts in the fourth quarter remains robust. For the year ended March 31, 2008, the balance of investment trusts managed by Nomura Asset Management was ¥17.2 trillion as of March 31, 2008, down ¥1.6 trillion, or 9%, from the previous year, reflecting net cash inflows by clients of ¥1.7 trillion and market depreciation of ¥3.3 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2007	2008	2009
Total of publicly offered investment trusts	23%	22%	22%
Stock investment trusts	18%	17%	16%
Bond investment trusts	44%	44%	44%

Other Operating Results

Other operating results include gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments. Please refer to Note 21 to our consolidated financial statements included in this annual report.

Income before income taxes in other operating results was ¥21,020 million for the year ended March 31, 2007, loss before income taxes in other operating results was ¥20,582 million for the year ended March 31, 2008 and ¥64,201 million for the year ended March 31, 2009.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 21 to our consolidated financial statements included in this annual report.

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

Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, and tax examinations, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

We adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS 157”) for financial assets and financial liabilities on April 1, 2008. In addition to defining fair value, SFAS 157 provides guidance on fair value measurements establishes a hierarchy of inputs used in valuations and enhances the disclosure requirements for fair value instruments. It also nullifies the guidance provided by EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF No. 02-3”), which prohibits the recognition of day one gains or losses on financial instruments valued using significant unobservable inputs. Please see Note 1, “Summary of accounting policies: Accounting changes and new accounting pronouncements” in our consolidated financial statements in this annual report for additional information regarding our adoption SFAS 157.

We also adopted SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) on April 1, 2008 which permits us to apply fair value to additional financial instruments which would otherwise be accounted for under an alternative method, such as amortized cost or the equity method of accounting. We elect fair value under SFAS 159 for certain loans and receivables, equity method investments, structured notes and secured financing transactions. Please see Note 1, “Summary of accounting policies: Accounting changes and new accounting pronouncements” in our consolidated financial statements in this annual report for additional information regarding our adoption SFAS 159.

The majority of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statement of operations on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in our consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, payables and deposits, Long-term borrowings, and Other liabilities.

In all cases, fair value is determined in accordance with SFAS No.157, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in our principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability. Further information on the determination of fair value is provided in Note 1, “Summary of accounting policies” and in Note 3, “Fair value of Financial instruments” to our consolidated financial statements.

Fair value hierarchy

In accordance with SFAS 157, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that we has the ability to access at the measurement date are classified as Level 1.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability.

Level 3:

Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. It is classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on fair value measurement of an instrument.

Financial instruments are classified in the entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

As explained above, the valuation of Level 3 financial assets and liabilities are dependent on certain inputs which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Common unobservable inputs include volatility skew and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral in asset-backed securitizations.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data, historical trends, extrapolation from available market data and other information we would expect market participants to use in valuing similar instruments.

The following table presents information about our financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2009 within the fair value hierarchy.

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943

Loans and receivables(3)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614

Short-term borrowings(4)(5)	9	28	8	—	45
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

	Translation into billions of U.S. dollars
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	$2.74	$5.97	$6.11	$—	$14.82
Debt securities and loans	60.58	14.13	8.00	—	82.71
Investment trust funds and other	0.19	0.35	0.06	—	0.60
Derivatives	6.44	157.15	17.05	(161.04)	19.60
Loans and receivables(3)	0.00	0.08	0.04	—	0.12
Other assets	2.87	0.54	0.51	—	3.92

Total	$72.82	$178.22	$31.77	$(161.04)	$121.77

Liabilities:
Trading liabilities
Equities	$4.17	$1.18	$0.01	$—	$5.36
Debt securities	23.75	2.52	0.00	—	26.27
Investment trust funds and other	0.01	—	—	—	0.01
Derivatives	7.28	153.23	14.36	(158.59)	16.28
Short-term borrowings(4)(5)	0.09	0.28	0.08	—	0.45
Payables and deposits(6)	—	0.00	(0.01)	—	(0.01)
Long-term borrowing(4)(5)(7)	0.39	4.89	(0.82)	—	4.46
Other liabilities	—	0.01	—	—	0.01

Total	$35.69	$162.11	$13.62	$(158.59)	$52.83

(1)	Counterparty netting of derivative assets and liabilities in accordance with FASB Interpretation (“FIN”) No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”) and cash collateral netting against net derivatives in accordance with FSP FIN 39-1.
(2)	Includes equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(3)	Includes loans for which Nomura elected the fair value option under SFAS 159.
(4)	Includes structured notes for which Nomura elected the fair value option under either SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendmend of FASB Statements No. 133 and 140” (“SFAS 155”) or SFAS 159.
(5)	Includes embedded derivatives bifurcated in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS133”) from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with SFAS 133 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(7)	Includes secured financing transactions that are accounted for as financings rather than sales in accordance with Statement of Financial Accounting Standards No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). We elected the fair value option under SFAS 159 for these liabilities.

Level 3 Assets and Liabilities

The Level 3 financial instruments include following instruments.

Equities comprised private equity investments in the amount of ¥322 billion ($3.25 billion). Investments to unlisted companies were classified in level 3. Equities also comprised the inventory through Hedge Fund in the amount of ¥130 billion ($1.31 billion). We have developed the business such as issuing structured notes linked to the inventory.

Debt securities and loans comprised bank and corporate bond in the amount of ¥299 billion ($3.02 billion), corporate loan in the amount of ¥213 billion ($2.15 billion), mortgage backed securities and mortgage loans in the amount of ¥246 billion ($2.48 billion). It also comprised certain notes which were illiquid and valued by pricing models. Derivative contracts are aggregated without netting of derivative assets and derivative liabilities by counterparty.

The following is a table of Level 3 financial instruments as a proportion of total financial instruments carried at fair value:

	Billions of yen	Translationinto billions of U.S. dollars
	March 31, 2009
Level 3 Financial Assets	¥3,150	$31.77
Deduct: Level 3 Derivative, Liabilities	(1,424)	(14.36)

Net Level 3 Financial Assets (After netting derivative assets and liabilities)	¥1,726	$17.41

Total Financial Assets measured at Fair Value	¥28,041	$282.81
Deduct: Derivative, Liabilities	(17,338)	(174.87)

Net Total Financial Assets measured at Fair Value (After netting derivative assets and liabilities)	¥10,703	$107.94

The proportion of the net Level 3 financial assets in the net total financial assets carried at fair value after netting of derivative assets and liabilities	16%	16%

Private equity business

As of April 1, 2007 we adopted SOP 07-1, as a result, all private equity investments made by investment company subsidiaries pursuant to the provisions of SOP 07-1 are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

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

Derivative contracts

We use a variety of derivative financial instruments, including futures, forwards, swaps and options, for trading purposes and for non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized through earnings.

Fair value amounts recognized for derivative instruments with which party are concerned to a master netting agreement are offset in the consolidated balance sheet in accordance with FIN 39. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively in accordance with FSP FIN 39-1.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2009
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥633	¥716	$7	$7
OTC derivatives	1,310	898	13	9

	¥1,943	¥1,614	$20	$16

	Billions of yen
	March 31, 2008(1)
	Assets	Liabilities
Listed derivatives	¥52	¥53
OTC derivatives	1,121	737

	¥1,173	¥790

(1)	As FSP FIN 39-1 was retrospectively applied, the above table as of March 31, 2008 reflect such retrospective application.

The fair value of OTC derivative assets and liabilities at March 31, 2008 and 2009 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2009
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥829	¥746	¥846	¥499	¥1,370	¥(2,980)	¥1,310
OTC derivative liabilities	728	643	767	447	1,249	(2,936)	898

	Billions of yen
	March 31, 2008
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥548	¥379	¥518	¥406	¥1,058	¥(1,788)	¥1,121
OTC derivative liabilities	636	414	484	362	934	(2,093)	737

Note: (1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category. Cash collateral netting against net derivatives in accordance with FSP FIN 39-1 are included.
(2)	As FSP FIN 39-1 was retrospectively applied, the above table as of March 31, 2008 reflect such retrospective application.

The fair value of derivative contracts include adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own credit risk on positions issued.

We realize gain or losses relating to changes in credit risk on our derivative contracts together with the movements of our trading positions, which include derivatives, that are expected to mitigate the above mentioned impacts due to changes in credit risk. We have various such derivative contracts with credit risk including the exposure to monoline insurers (financial guarantors). See “Exposure to monoline insurers (financial guarantors)” on the next page for further information.

We calculated the impact of its own creditworthiness on derivative liabilities, which resulted in revenue of ¥50 billion ($0.50 billion) for the year ended March 31, 2009.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization and leveraged finance products to which we have certain exposure. We also have exposures to monoline insurers in the normal course of business.

Securitization Products

Our exposure to securitization products mainly consists of Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), and commercial real estate-backed securities. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic location of the underlying collateral as of March 31, 2009.

	March 31, 2009
	Japan	Asia	Europe	America	Total
	(in millions)
Commercial mortgage-backed securities(2)	¥8,069	¥—	¥—	¥2,717	¥10,786
Residential mortgage-backed securities	35,497	—	—	35,786	71,283
Commercial real estate-backed securities	37,708	—	—	—	37,708
Other securitization products	38,773	2,715	7,701	5,148	54,337

Total	¥120,047	¥2,715	¥7,701	¥43,651	¥174,114

Notes:

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under SFAS140, and in which we have no continuing economic exposure.
(2)	We have ¥38,486 million exposure, as whole loans and commitment, to U.S. CMBS-related business as of March 31, 2009.

The following table sets forth our exposure to CMBS by geographical region and external credit rating of the underlying collateral as of March 31, 2009.

	March 31, 2009
	AAA	A	BBB	BB	Not rated	GNMA/GSEs(1)	Total
	(in millions)
Japan	¥4,304	¥97	¥887	¥—	¥2,781	¥—	¥8,069
Americas	1,509	56	35	374	—	743	2,717

Total	¥5,813	¥153	¥922	¥374	¥2,781	¥743	¥10,786

Notes:

(1)	“GNMA” refers to the Government National Mortgage Association. “GSEs” refers to government sponsored enterprises.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2009.

Exposure to monoline insurers (financial guarantors)

The following table sets forth our notional amounts, gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating in structured credit trading business of Global Markets in Europe. The table does not include the fully reserved or hedged exposures.

	March 31, 2009
Monoline Insurers by Credit Rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and other Adjustments	Net Exposure	CDS Protection(4)
	(in millions)
AAA	$1,276	$248	$94	$154	$—
AA	$256	$123	$13	$110	$11
Non-investment grade	$6,947	$4,868	$4,433	$435	$142

Total	$8,479	$5,239	$4,540	$699	$153

Notes:

(1)	Rating based on Standard & Poor’s or Moody’s Investors Service as of March 31, 2009 depending on which rating is lower.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.

In addition to the above derivatives exposure, Nomura also had $420 million of debt securities at March 31, 2009 guaranteed by monoline insurers, the majority of which are utility bonds. The estimated fair value of the wrap included in the carrying value of these debt securities is not significant.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, We have both funded and unfunded exposures on these transactions.

The following table sets forth our’s exposure to leveraged finance by geographic location of the target company as of March 31, 2009.

	March 31, 2009
	Millions of yen			Translation into millions of U.S. dollars
	Funded	Unfunded	Total	Total
Japan	¥7,967	¥1,895	¥9,862	$100
Europe	74,859	5,601	80,460	811

Total	¥82,826	¥7,496	¥90,322	$911

Accounting Developments

See Note 1, “Summary of accounting policies: Accounting changes and new accounting pronouncements”, in our consolidated financial statements included in this annual report.

Private Equity Business

Our private equity investments, which are made primarily through our Merchant Banking Division, continue to expand in both Japan and Europe.

As of April 1, 2007 we adopted SOP 07-1. Certain entities which we consolidate under either a voting interest or variable interest model (“investment company subsidiaries”) are investment companies pursuant to the provisions of SOP 07-1. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

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

We also adopted SFAS 159 on April 1, 2008 as well as SOP 07-1. As a result, all private equity investments are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to the adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

Private equity business in Japan

We have an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2001, NPF has made 21 investments and exited from 15 of these investments (including partial sales) and the fair value of its investment portfolio is ¥98,998 million ($998 million) as at March 31, 2009.

NPF is a consolidated investment company pursuant to the provisions of SOP 07-1 and therefore carries all of its investments at fair value, with changes in fair value recognized through earnings from the adoption date of SOP 07-1 on April 1, 2007, rather than applying the equity method of accounting or consolidation, which was the accounting applied to certain investments prior to that date.

We also make private equity investments through another wholly-owned subsidiary Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company pursuant to SOP 07-1, as it invests in entities engaged in our core-business.

On April 11, 2008, NFP and our joint investors entered into a share purchase agreement among Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”), a newly established entity for this transaction, The Ashikaga Bank Ltd. (“Ashikaga Bank”) and Deposit Insurance Corporation of Japan (“DICJ”). Ashikaga Holdings acquired Ashikaga Bank’s shares from DICJ for ¥120 billion ($1.21 billion) and to subscribe for Ashikaga Bank’s new shares for ¥160 billion ($1.61 billion) on July 1, 2008. We elected the fair value option to account for our investment in Ashikaga Holdings common stock, in which our ownership share is 45.5%. For more information of the fair value option under SFAS 159, see “—Fair value for financial instruments”.

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

The estimated fair value of the Terra Firma Investments was ¥130,938 million and ¥89,762 million ($905 million) at March 31, 2008 and 2009, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, we are a 10% investor in a ¥252 billion ($2.54 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥671 billion ($6.77 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥25,182 million ($254 million) and reduced to ¥6,038 million ($61 million) as a result of adjustments for recyclable distributions. As of March 31, 2009, ¥4,392 million ($44 million) had been drawn down for investments.

For TFCP III, our total commitment is ¥12,984 million ($131 million) and ¥7,037 million ($71 million) had been drawn down for investments as at March 31, 2009.

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

B. Liquidity and Capital Resources.

Liquidity

Overviews

Liquidity is of critical importance to us and other firms in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

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

The Executive Management Board has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (CFO) has the operational authority and responsibility over Nomura Group’s liquidity management based on the decision made by the Executive Management Board. Global Treasury is responsible for monitoring and managing our liquidity in accordance with policies determined by the Executive Management Board or other decision making bodies.

1.    Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This allows us to be able to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the subsidiary level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity between entities.

We routinely issue long term debt in various maturities and currencies to maintain a long term funding surplus, and to also achieve both cost effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for vanilla instruments greater than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 3.98 years as of March 31, 2009. Approximately 80% of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for such calls by indexes are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 13.53 years as of March 31, 2009. The average maturity of our entire long term debt portfolio including plain vanilla debt securities and borrowings was 7.52 years as of March 31, 2009. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

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

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt is 12.5% of total term debt outstanding as of March 31, 2009.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities.

	March 31
	2008		2009
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1)	¥2,246.4	26.1%	¥1,932.4	23.8%
Short-Term Bank Borrowings	698.7		796.7
Other Loans	86.0		137.4
Commercial Paper	445.9		318.7
Deposit at Banking Entities	327.7		354.6
Certificates of Deposit	16.7		61.0
Bonds and Notes maturing within one year	671.4		264.0
Long-Term Unsecured Debt Total	4,374.5	50.8%	4,646.4	57.2%
Long-Term Deposit at Banking Entities	18.4		24.7
Long-Term Bank Borrowings	1,259.3		1,706.4
Other Loans	145.0		124.0
Bonds and Notes(2)	2,951.8		2,791.3
Shareholders’ Equity	1,988.1	23.1%	1,539.4	19.0%

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Excluding “Long term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (VIE) under FASB Interpretation No. 46-R and “Financial liabilities recognized within long term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with SFAS 140”.

3.    Unsecured Funding Management. We manage the overall level of unsecured funding and created internal limits on the additional amount of unsecured funding available across the Firm. The availability of unsecured funding is set by the Executive Management Board and monitored closely by Global Treasury.

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

We maintain a liquidity portfolio at Nomura Holdings, Inc. and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Normal business volatility

(v)	Cash and collateral outflows in the event of a stress event.

As of March 31, 2009, our liquidity portfolio was ¥2,400.5 billion. Our liquidity portfolio is composed of following highly liquid products.

	March 31
	2008	2009
	(in billions)
Liquidity Portfolios	¥2,385.9	¥2,400.5
Cash, Cash Equivalent and Time Deposits	1,265.3	1,150.7
Overnight Call Loans	139.4	45.9
Government Securities	981.2	1,203.9

In addition to the liquidity portfolio, we have ¥907.9 billion of other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2009 was ¥3,308.4 billion—this represented 171% of our total unsecured debt maturing within one year.

	March 31
	2008	2009
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,329.2	¥907.9
Liquidity Portfolios	2,385.9	2,400.5

Total	¥3,715.1	¥3,308.4

5.    Maintain Committed Bank Facilities. In addition to our Liquidity Portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Total committed facilities were ¥256.2 billion as of March 31, 2009. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw them. We may occasionally test the effectiveness of our drawdown procedures.

6.    Maintain and test Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide. We also have access to operations at central banks such as Bank of Japan and European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important in tool in mitigating contingent risk from market disruptions.

Cash Flow

Cash and cash equivalents as of March 31, 2009, increased by ¥106.3 billion compared to March 31, 2008. For the year ended March 31, 2009, net cash used in operating activities amounted to ¥712.6 billion due primarily to an increase of trading related assets (net of trading related assets and liabilities). Net cash used in investing activities amounted to ¥98.9 billion. Net cash provided by financing activities amounted to ¥999.8 billion due primarily to proceeds received from issuances of stock and long-term borrowings.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2009, were ¥24,837.8 billion, a decrease of ¥398.2 billion compared to ¥25,236.1 billion as of March 31, 2008, reflecting a decrease in collateralized agreements. Total liabilities as of March 31, 2009, were ¥23,298.5 billion, an increase of ¥50.5 billion compared to ¥23,247.9 billion as of March 31, 2008. Total shareholders’ equity at March 31, 2009, was ¥1,539.4 billion, a decrease of ¥448.7 billion compared to ¥1,988.1 billion as of March 31, 2008, due to a decrease in retained earnings offset by the proceeds from a stock issuance.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses. See Note 18, “Regulatory requirements” in our consolidated financial statements.

Our capital was ¥1,539.4 billion as of March 31, 2009, a decrease of ¥448.7 billion compared with ¥1,988.1 billion as of March 31, 2008. Our leverage ratio as of March 31, 2009 has increased to 16.1 times from 12.7 times as of March 31, 2008, largely due to the decrease of our shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2008(1)	2009
	(in billions, except ratios)
Shareholders’ equity	¥1,988.1	¥1,539.4
Total assets	25,236.1	24,837.8
Adjusted assets(2)	14,844.7	16,425.2
Leverage ratio(3)	12.7x	16.1x
Adjusted leverage ratio(4)	7.5x	10.7x

(1)	As FSP FIN 39-1 was retrospectively applied, the above table as of March 31, 2008 reflect such retrospective application.
(2)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(3)	Leverage ratio equals total assets divided by shareholders’ equity.
(4)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

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

Capital-raising Activities

Our capital-raising activities during the fiscal year ended March 31, 2009 included the following:

•	In June and July 2008, Nomura Securities raised ¥480.0 billion through a subordinated loan from several financial institutions.

•

In December 2008, we raised ¥410.0 billion through issuance of subordinated bonds to the public and subordinated convertible bonds to certain Japanese financial institutions. The subordinated bonds, the aggregate principal amount of which is ¥300.0 billion, are due December 26, 2016 and their coupon rate is 3.60% per annum. The subordinated bonds were issued to enhance our financial position without causing dilution. The subordinated convertible bonds, the aggregate principal amount of which is ¥110.0 billion, are due March 31, 2014 and their coupon rate is also 3.60% per annum. The subordinated convertible bonds were issued for the financial stability offered by the subordinated nature of the bonds, the possibility to change our capital structure by conversion of debt to equity when market conditions recover, and the flexibility and speed with which capital can be enhanced due to a 120% call option attached.

•

In March 2009, we raised ¥277.9 billion through issuance of shares of our common stock in a global offering. The proceeds from the offering were used for working capital and other general corporate purposes.

Dividends

In regard to cash dividends, we had set target dividend amounts based on the dividend-on-equity ratio (DOE) of 3% as the minimum level of cash dividend. When we achieved a sufficient level of profit, we made additional cash dividends achieving a pay-out ratio exceeding 30%. For the fiscal year ended March 31, 2009, based on the target dividend amount of 34 yen per share, we paid 8.5 yen of dividend for the first, second, and third quarter. However, we decided to forgo payment of the fourth quarter dividend, as we finished the year at a net loss. Accordingly, the total annual dividend for the fiscal year ended March 31, 2009 was 25.5 yen per share.

For the fiscal year ending March 31, 2010, we changed our dividend policy from the DOE focused one to the pay-out ratio of 30% as a key indicator so that we can achieve stable dividend payouts. The payment frequency will also be changed from quarterly (record dates: June 30, September 30, December 31 and March 31) to semi-annual (record dates: September 30 and March 31) in principle.

As for retained earnings, we intend to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Stock Repurchases

We repurchase shares when we recognize the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment.

When we decide to set up a share buyback program, we will announce the decision soon after it is made and purchase the shares following internal guidelines.

Preferred Stock

Effective June 25, 2009, we have amended our Articles of Incorporation in order to enable issuance of several classes of preferred stock. A robust capital base is essential to ensuring the expansion and enhancement of our business platform. Although our capital and financial structure currently does not require any immediate issuance of preferred stock, we have made this amendment to expand our fundraising options and speedily respond to future changes in the economic and business environment. We do not have concrete plans to issue preferred stocks as of June 30, 2009.

The amendment did not result in any change to the authorized number of shares of Nomura.

Consolidated Regulatory Requirements

The Financial Services Agency established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of Nomura Holdings, Inc. according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we selected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”) which is allowed under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” (hereinafter referred to as the “Financial Instruments Business Operators Guidelines”) instead of the Financial Conglomerate Guideline although we continue to be monitored as a financial conglomerate governed by Financial Conglomerate Guideline. The Bank Holding Companies Notice incorporates the rules set out in “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” published by the Basel Committee on Banking Supervision (Basel II).

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%.

As of March 31, 2009, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 18.9%.

The following table presents the Company’s consolidated capital adequacy ratio as of March 31, 2009:

March 31, 2009
(in billions, except ratios)
Qualifying Capital
Tier 1 capital	1,405.1
Tier 2 capital	612.7
Tier 3 capital	297.5
Deductions	58.4
Total qualifying capital	2,257.0
Risk-Weighted Assets
Credit risk-weighted assets	5,422.1
Market risk equivalent assets	5,207.0
Operational risk equivalent assets	1,306.8
Total risk-weighted assets	11,935.9
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	18.9%
Tier 1 capital ratio	11.7%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Our Tier 1 capital mainly consists of shareholders’ equity and minority interest less goodwill, certain intangible fixed assets, and net deferred tax assets in excess of 20% of Tier 1 before deferred tax asset adjustment.

Tier 2 and Tier 3 capital consists of subordinated debt, classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Bank Holding Companies Notice.

Market risk is calculated using the Company’s Value-at-Risk model as permitted under the Financial Instruments Business Operators Guidelines. Credit risk assets are calculated using Standardized Approach which applies fixed percentage to the fair value of the assets. Operational risk is calculated under the Basic Indicator Approach, where the average net revenues over the previous three years are multiplied by a fixed percentage.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by Standard & Poor’s, Moody’s Investors Service, Rating and Investment Information, Inc., Japan Credit Rating Agency, Ltd.

As of May 27, 2009, the credit ratings of Nomura Holdings, Inc. and Nomura Securities provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt	Senior Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Senior Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities and also for purposes of our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors,” with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation,” with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

On May 27, 2009, Moody’s Investors Service downgraded the ratings for senior debt from “A3” to “Baa2” and from “A2” to “Baa1” for Nomura Holdings and Nomura Securities, respectively. The short-term debt rating for Nomura Securities was also downgraded from “P-1” to “P-2.” The Outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable.” These downgrades were attributed to Moody’s expectation that Nomura’s challenges to stabilizing earnings will continue, given a persistently difficult operating environment. The downgrade also reflects the agency’s lingering uncertainty regarding Nomura’s ability to expand its wholesale platform within a reasonable timeframe by integrating the former Lehman operations.

On January 27, 2009, Standard & Poor’s downgraded the ratings for senior debt from “A-” to “BBB+” and from “A” to “A-” for Nomura Holdings and Nomura Securities, respectively. The short-term debt rating for Nomura Securities was also downgraded from “A-1” to “A-2.” The outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable.” These downgrades were attributed to Nomura’s record quarterly loss for the three months ended December 31, 2008. According to Standard & Poor’s, the loss was mainly due to negative trading results, mark down of positions and additional costs and expenses related to the Lehman acquisition. The outlook was changed to “Stable,” reflecting a solid capital base, strong domestic franchise and perceived “balance” between risk/profitability and capital/liquidity to merit the rating for the mid-term.

On January 27, 2009, Rating and Investment Information, Inc. downgraded the ratings for senior debt from “AA-” to “A+” and short-term debt from “a-1+” to “a-1” for both Nomura Holdings and Nomura Securities. The Outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable.” These downgrades were attributed to the market slump since September weighing heavily on our group. Losses were incurred in Global Markets, and the overall decline in market activities prompted a slowdown in retail sales which led to larger-than-expected losses for the third quarter, according to the agency.

On October 28, 2008, Japan Credit Rating Agency, Ltd. downgraded the ratings for senior debt from “AA” to “AA-” for both Nomura Holdings and Nomura Securities. The downgrade was attributed to the deterioration of the operating environment, both domestic and global, for investment banks, the erosion of capital from the ¥149.5 billion loss in six months ended September 30, 2008 and the downward pressure on profitability. On January 27, 2009, Japan Credit Rating Agency, Ltd. revised the ratings outlook of the Nomura group from “Stable” to “Negative”. The “Negative” outlook is an indication that Japan Credit Rating Agency, Ltd. may lower the Nomura group ratings over the medium term.

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

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which are designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity (“VIE”) under FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) under SFAS 140.

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

Our only significant off-balance sheet arrangements with entities which meet the definition of off-balance sheet entities are through program vehicles which we use primarily for the securitization of commercial and residential mortgages, government and corporate bonds and other financial assets. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss as assessed at the balance sheet date is remote.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as transferor of financial assets to, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. For further information about transactions with VIEs, see Note 8, “Securitization and Variable Interest Entities (VIEs)” in our consolidated financial statements.

The following table sets forth our exposures from consolidated VIEs, exposure to unconsolidated significant VIEs and exposure to unconsolidated sponsored VIEs (of which we are a sponsor that holds a variable interest in a VIE) as at March 31, 2009, arising from our significant involvement with these entities. We consider maximum exposures to loss to be limited to the amounts presented below, which are reflected in our consolidated balance sheet or the footnote discussing guarantees. Exposures do not reflect our estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges we enter into to reduce its exposure.

	Billions of yen
	March 31, 2009
	Exposures from consolidated VIEs	Exposures to unconsolidated significant VIEs and sponsored VIEs(2)	Total
Trading Assets:
Equities	¥362	¥84	¥446
Debt securities	52	24	76

Mortgage and mortgage-backed securities	123	89	212
Investment trust fund and other	8	4	12
Derivatives(1)	12	55	67
Office buildings, land, equipment and facilities	51	—	51
Others	82	48	130

(1)	The amounts represent current balance sheet carrying value of derivatives. Notional amounts up to VIEs’ gross assets are ¥38 billion for exposure of consolidated VIEs and ¥116 billion for exposure to unconsolidated SPEs.
(2)	We held ¥23 billion of commitment to extend credit, standby letters of credit and other guarantees to unconsolidated significant VIEs and sponsored VIEs as of March 31, 2009.

We may be required to consolidate off-balance sheet entities which are currently not consolidated under the provisions of FIN 46-R, should it become the primary beneficiary of those vehicles. The primary beneficiary of an entity is determined through an assessment of which entity absorbs the majority of the expected losses or is entitled to the majority of the expected benefits of that entity, or both. Such an assessment takes into account our variable interests in the entity as well the seniority of its interests in relation to those of other variable interest holders.

We are required to reconsider its position and whether or not it absorbs the majority of the risks and rewards of a VIE and may, therefore, be required to consolidate the vehicle if:

•

The obligation to absorb expected losses or the right to receive expected residual returns is reallocated between the existing primary beneficiary and other parties due to a change in the entity’s governing documents or contractual arrangements;

•	The existing primary beneficiary sells or disposes of all or part of its variable interests to unrelated parties;

•	The variable interest entity issues new variable interests to parties other than the primary beneficiary and its related parties; or

•	We acquire additional variable interests in the variable interest entity.

Taking into consideration the triggers above, we reassess whether it is primary beneficiary of off-balance sheet entities at least quarterly.

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

Note 12, “Borrowings” contains further detail on our short-term and long-term borrowing obligation and Note 20, “Commitments, contingencies and guarantees” in our consolidated financial statements contains further detail on our commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on managements’ credit evaluation of the counterparty.

The following table shows our contractual obligations and contingent commitments as well as their maturities as of March 31, 2009:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	¥9,270	¥8,965	¥98	—	¥207
Long-term borrowings(1)	5,040,000	489,472	1,100,675	1,006,738	2,443,115
Operating lease commitments	80,901	17,602	26,825	14,744	21,730
Capital lease commitments(2)	1,150	500	596	54	—
Purchase obligations(3)	30,552	30,144	408	—	—
Commitments to extend credit	99,915	61,524	35,198	400	2,793
Commitments to invest in partnerships	69,320	26,889	11,290	15,270	15,871

Total	¥5,331,108	¥635,096	¥1,175,090	¥1,037,206	¥2,483,716

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	$93	$90	$1	$—	$2
Long-term borrowings(1)	50,833	4,937	11,101	10,153	24,642
Operating lease commitments	816	178	271	149	218
Capital lease commitments(2)	12	5	6	1	—
Purchase obligations(3)	308	304	4	—	—
Commitments to extend credit	1,008	621	355	4	28
Commitments to invest in partnerships	699	271	114	154	160

Total	$53,769	$6,406	$11,852	$10,461	$25,050

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with SFAS 140. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The total contractual amount of capital lease commitments is calculated as the present value of minimum lease payments.
(3)	Purchase obligations for goods and services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on our consolidated balance sheet as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amount to ¥1,890 billion ($19.06 billion) for resale agreements and ¥3,011 billion ($30.37 billion) for repurchase agreements at March 31, 2009.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Nomura’s Directors as of June 30, 2009. With respect to the information under “Brief Personal History” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
Junichi Ujiie	Chairman of the Board of Directors	Nov. 1975	Joined Nomura
(Oct. 12, 1945)	Chairman of the Nomination Committee	Jun. 1990	Director
	Chairman of the Compensation Committee Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research	Jun. 1992	Director and Head of Americas Division
		Jun. 1995	Managing Director and Head of Americas Division
		Jun. 1996	Managing Director in charge of Risk Analysis Division
		May. 1997	President & CEO
		Apr. 2003	Chairman of the Board of Directors
		Jun. 2003	Chairman of the Board of Directors and Senior Managing Director
		Apr. 2006	Chairman of the Board of Directors

Kenichi Watanabe (Oct. 28, 1952)	Director and President & CEO	Apr. 1975	Joined Nomura
	Director and President & CEO of Nomura Securities Co., Ltd.	Jun. 1998	Director
		Jun. 2000	Managing Director
		Oct. 2001	Director Managing Director of Nomura Securities Co., Ltd.
		Apr. 2002	Executive Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2004	Executive Vice President of Nomura Securities Co., Ltd.
		Mar. 2006	Retired from Senior Managing Director
		Apr. 2006	Deputy President of Nomura Securities Co., Ltd.
		Apr. 2008	President & CEO Director and President & CEO of Nomura Securities Co., Ltd.
		Jun. 2008	Director and President & CEO

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
Takumi Shibata (Jan. 8, 1953)	Director and Deputy President & COO Director and Deputy President & COO of Nomura Securities Co., Ltd. Director of Fortress Investment LLC	Apr. 1976 Jun. 1998 Jun. 2000 Sep. 2001 Oct. 2001	Joined Nomura Director Managing Director Retired from Managing Director Managing Director of Nomura Securities Co., Ltd.
		Apr. 2003	Executive Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2004	Director and Executive Vice President of Nomura Securities Co., Ltd.
		Mar. 2005	Retired from Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2005	Director and President & CEO of Nomura Asset Management Co., Ltd.
		Mar. 2006	Retired from Senior Managing Director
		Mar. 2008	Retired from Director and President & CEO of Nomura Asset Management Co., Ltd.
		Apr. 2008	Deputy President & COO Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Deputy President & COO
Director and Deputy President & COO of Nomura Securities Co., Ltd.

Masanori Itatani	Director	Apr. 1976	Joined Nomura
(Oct. 13, 1953)	Director of Nomura Securities Co., Ltd.	Jun. 1998	Director in charge of Corporate Communications and IR
		Jun. 2000	Director in charge of Planning Division and Corporate Communications
		Oct. 2001	Director in charge of General Affairs Department
		Jun. 2003	Senior Managing Director in charge of Global Corporate Communications, General Affairs Department and Secretariat
		Apr. 2004	Senior Managing Director in charge of Internal Audit
		Apr. 2006	Executive Managing Director in charge of Internal Audit
		Jun. 2007	Director

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
Yoshifumi Kawabata (Nov. 3, 1952)	Director	Apr. 1975	Joined Nomura
		Jun. 1998	Director
		Jun. 2000	President of Nomura Babcock & Brown Co., Ltd
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Apr. 2002	Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Director and President of Nomura Babcock & Brown Co., Ltd. Executive Managing Director of Nomura Securities Co., Ltd.
		Mar. 2005	Retired from Senior Managing Director Retired from Executive Managing Director of Nomura Securities Co., Ltd.
		Mar. 2008	Retired from Director and President of Nomura Babcock & Brown Co., Ltd.
		Apr. 2008	Advisor
		Jun. 2008	Director

Masaharu Shibata (Feb. 21, 1937)

Director

Member of the Nomination Committee

Member of the Compensation Committee

Director of Nomura Securities Co., Ltd.

Chairman of NGK Insulators, Ltd.

Chairman of NGK Technica, Ltd.

Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd.

		Apr. 1959	Joined NGK Insulators, Ltd.
		Jun. 1994	President & CEO of NGK Insulators, Ltd.
		Oct. 2001	Director
		Jun. 2002	Chairman of NGK Insulators, Ltd.
		Jun. 2007	Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd.

Hideaki Kubori (Aug. 29, 1944)

Director

Member of the Nomination Committee

Member of the Compensation Committee

Director of Nomura Securities Co., Ltd.

Chairman of Hibiya Park Law Offices

Statutory Auditor of SOURCENEXT CORPORATION

Supervisory Committee of

The Norinchukin Bank

		Apr. 1971	Registered as attorney at law and joined Mori Sogo Law Offices
		Mar. 1998	Left Mori Sogo Law Offices
		Apr. 1998	Chairman, Hibiya Park Law Offices
		Apr. 2001	Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
		Oct. 2001	Director
		Mar. 2002	Retired from Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
		Feb. 2003	Statutory Auditor, SOURCENEXT CORPORATION
		Jun. 2008	Supervisory Committee, The Norinchukin Bank

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
Haruo Tsuji (Dec. 6, 1932)	Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Corporate Advisor of Sharp Corporation Director of Kobayashi Pharmaceutical Co., Ltd.	Mar. 1955	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation)
		Jun. 1986	President, Sharp Corporation
		Jun. 1998	Corporate Advisor, Sharp Corporation
		Jun. 2001	Statutory Auditor
		Jun. 2003	Director
		Jun. 2008	Director of Kobayashi Pharmaceutical Co., Ltd.

Fumihide Nomura	Director Member of the Audit Committee President of Nomura Shokusan Co., Ltd.	Apr. 1957	Joined Nomura
(Apr. 13, 1934)		Dec. 1976	Director
		Dec. 1979	Managing Director
		Dec. 1982	Statutory Auditor
		Jun. 2003	Director

Masahiro Sakane	Director Chairman of Komatsu Ltd. Director of Tokyo Electron Limited	Apr. 1963	Joined Komatsu Ltd.
(Jan. 7, 1941)		Jun. 2001	President of Komatsu Ltd.
		Jun. 2003	President & CEO of Komatsu Ltd.
		Jun. 2007	Chairman of Komatsu Ltd.
		Jun. 2008	Director of Tokyo Electron Limited
		Jun. 2008	Director

Tsuguoki Fujinuma (Nov. 21, 1944)

Director

Advisor of The Japanese Institute of Certified Public Accountants

Director of Tokyo Stock Exchange Group, Inc.

Governor of Tokyo Stock Exchange Regulation

Specially-appointed Professor of Chuo Graduate School of Strategic Management

Statutory Auditor of Sumitomo Corporation

Statutory Auditor of Takeda Pharmaceutical Company Limited

Director of Sumitomo Life Insurance Company

		Apr. 1969	Joined Horie Morita Accounting Firm
		Jun. 1970	Joined Arthur & Young Accounting Firm
		Nov. 1974	Registered as a certified public accountant
		May. 1991	Managing Partner of Asahi Shinwa Accounting Firm
		Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
		May. 2000	President of the International Federation of Accountants
		Nov. 2002	Retired from President of the International Federation of Accountants
		Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
		Jun. 2007	Retired from Ernst & Young ShinNihon
		Jul. 2007	Retired from Chairman and President of the Japanese Institute of Certified Public Accountants Advisor of the Japanese Institute of Certified Public Accountants

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
		Aug. 2007	Director of Tokyo Stock Exchange Group, Inc.
		Oct. 2007	Governor of Tokyo Stock Exchange Regulation
		Apr. 2008	Specially-appointed Professor of Chuo Graduate School of Strategic Management
		Jun. 2008	Statutory Auditor of Sumitomo Corporation
		Jun. 2008	Statutory Auditor of Takeda Pharmaceutical Company Limited
		Jun. 2008	Director
		Jul. 2008	Director of Sumitomo Life Insurance Company

Hajime Sawabe (Jan. 9, 1942)	Chairman of TDK Corporation Director of Asahi Glass Company, Limited Director of TEIJIN LIMITED	Apr. 1964	Joined TDK Electronics Co., Ltd. (currently, TDK Corporation)
		Jun. 1998	President of TDK Corporation
		Jun. 2006	Chairman of TDK Corporation
		Mar. 2008	Director of Asahi Glass Company, Limited
		Jun. 2008	Director of TEIJIN LIMITED

Among the above listed Directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Masahiro Sakane, Tsuguoki Fujinuma and Hajime Sawabe satisfy the requirements for an “outside director” under the Companies Act. The Companies Act defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

Executive Officers

The following table provides information about Nomura’s Executive Officers as of June 30, 2009. With respect to the information under “Brief Personal History” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
Kenichi Watanabe (Oct. 28, 1952)	Director President & Chief Executive Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Takumi Shibata (Jan. 8, 1953)	Director Deputy President & Chief Operating Officer Representative Executive Officer	See “Directors” under this Item 6.A.

Hitoshi Tada	Executive Managing Director Retail CEO Deputy President of Nomura Securities Co., Ltd.	Apr. 1978	Joined Nomura
(Jun. 29, 1955)		Apr. 1999	General Manager of Sales Dept.
		Jun. 1999	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Mar. 2003	Retired from Director
		Apr. 2003	Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Executive Managing Director of Nomura Securities Co., Ltd.
		Mar. 2006	Retired from Senior Managing Director
		Apr. 2006	Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2008	Domestic Retail CEO (currently, Retail CEO)
		Oct. 2008	Executive Managing Director Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2009	Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.

Hiromi Yamaji (Mar. 8, 1955)	Executive Managing Director Investment Banking CEO Executive Vice President of Nomura Securities Co., Ltd.	Apr. 1977	Joined Nomura
		Jun. 1997	Manager of Personnel Dept.
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Sep. 2001	Retired from Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
		Jun. 2003	Senior Managing Director Retired from Managing Director of Nomura Securities Co., Ltd.
		Apr. 2005	Executive Managing Director of Nomura Securities Co., Ltd.
		Mar. 2006	Retired from Senior Managing Director
		Apr. 2007	Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2008	Global Investment Banking CEO (currently, Investment Banking CEO)
		Oct. 2008	Executive Managing Director Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.

Akira Maruyama (Mar. 21, 1957)	Executive Managing Director Global Markets CEO Executive Vice President of Nomura Securities Co., Ltd.	Apr. 1979	Joined Nomura
		Jul. 2001	General Manager of Controller’s Dept. and Finance Dept.
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director
		Mar. 2006	Retired from Senior Managing Director
		Nov. 2007	Global Markets CEO Executive Vice President of Nomura Securities Co., Ltd.
		Oct. 2008	Executive Managing Director Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.

Shoichi Nagamatsu (Jul. 6, 1958)	Executive Managing Director Merchant Banking CEO Director and President of Nomura Principal Finance Co., Ltd. Senior Managing Director of Nomura Securities Co., Ltd.	Apr. 1982	Joined Nomura
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Nov. 2007	Global Merchant Banking CEO (currently, Merchant Banking CEO) Director and President of Nomura Principal Finance Co., Ltd.
		Oct. 2008	Executive Managing Director

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
Atsushi Yoshikawa (Apr. 7, 1954)	Executive Managing Director Asset Management CEO Director and President & CEO of Nomura Asset Management Co., Ltd.	Apr. 1978	Joined Nomura
		Jun. 1997	Co-President of Nomura Securities International Inc.
		Jun. 2000	Director
		Sep. 2001	Retired from Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Mar. 2004	Retired from Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director Executive Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2005	Executive Vice President of Nomura Asset Management Co., Ltd.
		Mar. 2006	Retired from Senior Managing Director
		Apr. 2008	Asset Management CEO Director and President & CEO of Nomura Asset Management Co., Ltd.
		Oct. 2008	Executive Managing Director

Hiroshi Tanaka (May. 13, 1956)	Executive Managing Director Group Compliance Head Chief Information Officer Head of Global Operations Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1980	Joined Nomura
		Apr. 1999	Manager of Equity Dept.
		Apr. 2002	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director
		Mar. 2006	Retired from Senior Managing Director
		Apr. 2006	Director and Representative Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2007	Director and Representative Executive Officer and Executive Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Group Compliance Head
		Sep. 2008	Retired from Director of Nomura Securities Co., Ltd.
		Oct. 2008	Executive Managing Director Chief Information Officer Head of Global Operations Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Other Companies	Brief Personal History
Masafumi Nakada (Jul. 30, 1958)	Executive Managing Director Chief Financial Officer Executive Managing Director of Nomura Securities Co., Ltd.	Apr. 1981	Joined Nomura
		Apr. 2003	General Manager of Compliance Department of Nomura Securities Co., Ltd.
		Apr. 2005	Senior Managing Director, Chief Financial Officer and Head of Global Risk Management, Treasury, Controller and IR Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2006	Chief Financial Officer
		Mar. 2008	Retired from Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Executive Managing Director Executive Managing Director of Nomura Securities Co., Ltd.

Noriaki Nagai (Dec. 1, 1957)	Executive Managing Director Head of Corporate Office Executive Managing Director of Nomura Securities Co., Ltd. Director of Nomura Asset Management Co., Ltd.	Apr. 1981	Joined Nomura
		Jun. 2000	General Manager of Legal
Department of Nomura Securities Co. Ltd.
		Apr. 2006	Senior Managing Director and Head of Corporate Office Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Director of Nomura Asset Management Co., Ltd.
		Oct. 2008	Executive Managing Director Executive Managing Director of Nomura Securities Co., Ltd.

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

Compensation of our Directors and Executive Officers consists of base salary, cash bonus and equity-based compensation.

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

Equity-based Compensation,

Equity-based compensation is determined individually in a comprehensive manner by not only the consolidated net income or consolidated return on equity but also the balance of base salary and cash bonus, as well as costs and effects in awarding such bonus.

Aggregate Compensation

	(for the year ended March 31, 2009)
Director or Executive Officer	Number of Directors or Executive Officers	Amount of Aggregate Compensation
Directors	11	¥424 million
(Of them, outside Directors)	(6)	¥(139 million	)
Executive Officers	20	¥829 million

Total	31	¥1,253 million

(Notes)

1.	Two of the Directors are concurrently serving as Executive Officers. Those Directors who are also Executive Officers are paid as Executive Officers but not as Directors.
2.	¥1,253 million includes compensation of stock options (equity-based compensation) which was ¥459 million.
3.	¥1,253 million includes non-cash compensation of ¥1 million.

Stock Acquisition Rights

We have issued the following two types of stock acquisition rights, which can be granted not only to Directors and Executive Officers but also to Senior Managing Directors (“Shikko Yakuin”) and employees:

Stock Option A Plan

Under this plan, which is intended to improve the performance of and to grant equity-linked incentive to executives and employees (senior staff) of Nomura and its subsidiaries, the exercise price is determined based on the market price of Nomura’s stock price at the time of the allotment of the stock acquisition rights. They are qualified as stock acquisition rights under Japanese taxation laws. After the determination of a solicitation plan to grant this type of stock options, there is a non-exercise period of two years in order to pursue capital gains. We expect that this creates a common incentive to executives and employees working in different divisions and geographic regions and to improve performance across Nomura and its subsidiaries.

Stock Option B Plan

This plan is intended to provide incentives that have the same economic effect as restricted stocks, which are commonly used by companies in the United States and in Europe. The exercise price will be ¥1 per share and a non-exercise period of two or more years from the determination of a solicitation plan to grant this type of stock options has been set. Grantees who leave Nomura and its subsidiaries before the start of the exercise period will, in principle, forfeit their rights to the stock acquisition rights. These stock options will be granted in lieu of a portion of cash compensation, making for a quasi-deferred payment to link compensation to Nomura’s stock price. We believe that this creates an effective means to retain talented personnel over the medium- to long-term. If Nomura’s stock price rises, grantees’ compensation will also increase, thereby making it possible to align their interests with those of our shareholders.

Stock Acquisition Rights

	(as of March 31, 2009)
Name of Stock Acquisition Rights	Allotment Date	Number of Shares under Stock Acquisition Rights	Exercise Period of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights	Paid-in Amount for Stock Acquisition Rights
Stock Acquisition Rights No.1	August 5, 2002	1,166,000	From July 1, 2004 to June 30, 2009	1,600	0
Stock Acquisition Rights No.2	July 22, 2003	1,230,000	From July 1, 2005 to June 30, 2010	1,444	0
Stock Acquisition Rights No.3	June 4, 2004	200,000	From June 5, 2006 to June 4, 2011	1	0
Stock Acquisition Rights No.4	August 16, 2004	1,250,000	From July 1, 2006 to June 30, 2011	1,434	0
Stock Acquisition Rights No.5	April 25, 2005	53,000	From April 26, 2007 to April 25, 2012	1	0
Stock Acquisition Rights No.6	June 3, 2005	310,000	From June 4, 2007 to June 3, 2012	1	0
Stock Acquisition Rights No.8	July 25, 2005	1,522,300	From July 1, 2007 to June 30, 2012	1,258	0
Stock Acquisition Rights No.9	April 24, 2006	554,500	From April 25, 2008 to April 24, 2013	1	0
Stock Acquisition Rights No.10	June 12, 2006	624,200	From June 13, 2008 to June 12, 2013	1	0
Stock Acquisition Rights No.11	July 14, 2006	1,804,000	From July 7, 2008 to July 6, 2013	1,964	0
Stock Acquisition Rights No.12	October 10, 2006	12,400	From October 11, 2008 to October 10, 2013	1	0
Stock Acquisition Rights No.13	April 25, 2007	3,909,000	From April 26, 2009 to April 25, 2014	1	0
Stock Acquisition Rights No.14	June 21, 2007	1,203,900	From June 22, 2009 to June 21, 2014	1	0
Stock Acquisition Rights No.15	August 1, 2007	113,000	From August 2, 2009 to August 1, 2014	2,125	0
Stock Acquisition Rights No.16	August 1, 2007	1,888,000	From August 2, 2009 to August 1, 2014	2,125	0
Stock Acquisition Rights No.17	August 1, 2007	2,550,500	From August 2, 2009 to August 1, 2014	1	0
Stock Acquisition Rights No.18	October 19, 2007	160,400	From October 20, 2009 to October 19, 2014	1	0
Stock Acquisition Rights No.19	April 23, 2008	6,337,600	From April 24, 2010 to April 23, 2015	1	0
Stock Acquisition Rights No.20	June 23, 2008	152,300	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.21	June 23, 2008	777,700	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.22	August 5, 2008	110,000	From August 6, 2010 to August 5, 2015	1,460	0
Stock Acquisition Rights No.23	August 5, 2008	1,978,000	From August 6, 2010 to August 5, 2015	1,460	0
Stock Acquisition Rights No.24	August 5, 2008	6,000	From August 6, 2010 to August 5, 2015	1	0
Stock Acquisition Rights No.25	August 5, 2008	3,000	From August 6, 2010 to August 5, 2015	1	0
Stock Acquisition Rights No.26	November 11, 2008	15,600	From November 11, 2010 to November 10, 2015	1	0
Stock Acquisition Rights No.27	November 11, 2008	677,000	From November 11, 2010 to November 10, 2015	1	0

(Notes)

1:	Stock acquisition rights (including those granted to Directors and Executive Officers of Nomura which are stated in the table on next page) are issued in conjunction with stock option plan.
2:	The number of shares issuable under stock acquisition rights is subject to adjustments under certain circumstances including stock split.

Stock Acquisition Rights Held by Directors and Executive Officers of Nomura

	(as of March 31, 2009)
		Numbers of Holders
Name of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)	Outside Directors
Stock Acquisition Rights No.1	156,000	11	3
Stock Acquisition Rights No.2	200,000	14	3
Stock Acquisition Rights No.3	71,000	6	1
Stock Acquisition Rights No.4	151,000	14	3
Stock Acquisition Rights No.6	87,000	7	1
Stock Acquisition Rights No.8	134,000	15	3
Stock Acquisition Rights No.10	141,400	11	1
Stock Acquisition Rights No.11	98,000	15	3
Stock Acquisition Rights No.14	200,300	15	3
Stock Acquisition Rights No.15	36,000	6	3
Stock Acquisition Rights No.16	65,000	9	—
Stock Acquisition Rights No.20	91,100	9	3
Stock Acquisition Rights No.21	59,400	6	—
Stock Acquisition Rights No.22	63,000	9	5
Stock Acquisition Rights No.23	50,000	6	—
Stock Acquisition Rights No.24	6,000	—	2

Resolved at the annual meeting of shareholders held on June 25, 2009, the authority to determine a solicitation plan to grant “Stock Option A” and “Stock Option B”, each of which stock options represents 100 shares, to Directors, Executive Officers, and employees of our subsidiaries in and outside Japan was delegated to our Board of Directors or Executive Officer(s) designated by our Board of Directors. These stock options are exercisable during a period which is to be decided by our Board of Directors or an Executive Officer designated by our Board of Directors. That period must begin no earlier than two years after the allotment date, and end no later than seven years after the allotment date. The exercise price of Stock Option A will be determined by reference to the market price of our common stock while that of Stock Option B will be ¥1 per share. Subject to adjustments, a total of 17,500,000 shares will be issuable upon full exercise of all the stock options granted in this round, 2,500,000 shares of which will be issuable for Stock Option A and 15,000,000 shares of which will be issuable for Stock Option B.

Pension, Retirement Or Similar Benefits

See Note 14 “Employee benefit plans”.

C. Board Practices.

Information Concerning Our Directors

Under the Companies Act, joint stock companies in Japan have the option of choosing committee-based corporate governance system (“Committee System”) that consists of Board of Directors and committees or a traditional corporate governance system that consists of board of directors and board of statutory auditors. A company which chooses the Committee System must establish three committees: a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors. A majority of each committee must be outside directors who are not executive officers of the company. The company must then appoint executive officers and representative executive officers by a resolution of the board of directors. Under the Committee System, the executive officers manage the business affairs of a company. While the board of directors is entitled to establish the basic management policy for the company and has decision-making authority over certain prescribed matters, all other decisions related to business affairs may be made by executive officers.

We adopted the Committee System by amending our Articles of Incorporation by way of a special resolution adopted at our annual meeting of shareholders held on June 26, 2003. Our Board of Directors established three committees, a Nomination Committee, an Audit Committee and a Compensation Committee, as described below. Through the adoption of the Committee System, we aim to strengthen management oversight, increase transparency in our management and have more flexible group operations. Our Board of Directors has the authority to determine our basic management policy and supervise the execution by the Directors and Executive Officers of their duties. Our Board of Directors has, by resolution, delegated to our Executive Officers most of its authority to make decisions with regard to our company’s business.

Our Articles of Incorporation provide for the number of Directors to be no more than 20. Directors are elected at a meeting of shareholders. The term of office of Directors is one year, although they may serve any number of consecutive terms. From among its members, our Board of Directors elects the Chairman of meetings. Our Board of Directors met 10 times during the year ended March 31, 2009. As a group, our Directors attended over 90% of the total number of meetings of our Board of Directors.

Compensation Committee

Our Compensation Committee is authorized to determine the policy with respect to the determination of the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each Director and Executive Officer. This committee’s current members are Junichi Ujiie, Masaharu Shibata, Hideaki Kubori and Masahiro Sakane. Junichi Ujiie is the Chairman of this committee. Our Compensation Committee met 6 times during the year ended March 31, 2009. As a group, the member Directors attended over 90% of the total number of meetings of our Compensation Committee during the year.

Nomination Committee

Our Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders by our Board of Directors. This committee’s current members are Junichi Ujiie, Masaharu Shibata, Hideaki Kubori and Masahiro Sakane. Junichi Ujiie is the Chairman of this committee. Our Nomination Committee met twice during the year ended March 31, 2009. Each member Directors attended every meeting of our Nomination Committee during the year.

Audit Committee

We have an Audit Committee that, according to our Articles of Incorporation, is authorized to (i) audit the execution by the Directors and the Executive Officers of their duties and formulation of audit reports and (ii) determine the particulars of proposals concerning the election and dismissal of the independent auditors and the non-retention of such independent auditors to be submitted to a general meeting of shareholders by our Board of Directors. With respect to financial reporting, our Audit Committee has the statutory duty to examine our financial statements and business reports to be prepared by Executive Officers designated by our Board of Directors and is authorized to report its opinion to the annual meeting of shareholders. In addition, pursuant to our Regulations of the Audit Committee or resolutions of the Board of Directors concerning matters to be necessary for the performance of functions of the Audit Committee, our Audit Committee has the authority to (i) pre-approve audit or non-audit services provided by the independent auditors for SEC reporting purposes and their fees, (ii) fees for independent auditors, (iii) establish the procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and (b) the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters, (iv) approve the annual audit plan of the independent auditors.

This committee is currently composed of Haruo Tsuji, Tsuguoki Fujinuma and Hajime Sawabe. Haruo Tsuji is the Chairman of this committee. Our Audit Committee met 24 times during the year ended March 31, 2009. As a group, the member Directors attended over 90% of the total number of meetings of our Audit Committee during the year.

Limitation of Liabilities of Some Directors

We have entered into agreements with six of our Directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Masahiro Sakane, Tsuguoki Fujinuma and Hajime Sawabe, that limit their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, up to the higher of (a) ¥20 million or (b) the amount prescribed by laws and ordinances.

Information Concerning Our Executive Officers

Our Articles of Incorporation provide for the number of the Executive Officers to be not more than 45. Executive Officers are elected at a meeting of our Board of Directors. The term of office of Executive Officers is one year, although they may serve any number of consecutive terms.

Our Executive Officers have the authority to determine the matters delegated by the resolutions of our Board of Directors and to execute our business activities. Certain important matters so delegated (including issuance of new shares) are determined by the Executive Management Board. At present, the members of this board are ten Executive Officers, including two Representative Executive Officers.

Rights of ADR Holders

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

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2007	2008	2009
Japan	12,841	13,938	15,320
Europe	1,791	1,955	4,294
Americas	1,322	1,063	1,079
Asia Pacific (excluding Japan) and Oceania	900	1,070	4,933

Total	16,854	18,026	25,626

In Japan, as of March 31, 2009, we had 15,320 employees, of which 9,695 were engaged in Retail, 963 were engaged in Global Markets, 945 were engaged in Investment Banking, 58 were engaged in Merchant Banking and 979 were engaged in Asset Management.

The increase of total employees was due to the acquisition of certain operations of former Lehman Brothers.

As of March 31, 2009, 8,710 of Nomura Securities’ employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Pursuant to this contract, salaries and bonuses are negotiated with the labor union based on our overall performance during the relevant fiscal period and our financial position.

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

Overseas

As of March 31, 2009, we had 10,306 employees overseas, including 4,294 in Europe, 1,079 in the Americas, 4,933 in Asia Pacific (excluding Japan) and Oceania which includes former Lehman operations in India.

Most of our overseas professional employees receive salaries as well as incentive compensation in the form of bonuses and profit sharing. Compensation for some of our employees consists largely of incentive compensation. Our employees overseas are not unionized.

We have not experienced any strikes or other labor disputes overseas and consider our overseas employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of June 30, 2009. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Junichi Ujiie	198,902
Kenichi Watanabe	14,848
Takumi Shibata	42,551
Masanori Itatani	69,744
Yoshifumi Kawabata	15,466
Masaharu Shibata	24,000
Hideaki Kubori	6,000
Haruo Tsuji	14,000
Fumihide Nomura	198,626
Masahiro Sakane	3,400
Tsuguoki Fujinuma	2,907
Hajime Sawabe	0

Total	590,444

Executive Officers

Name	Number of Shareholdings
Kenichi Watanabe	See above
Takumi Shibata	See above
Hitoshi Tada	54,758
Hiromi Yamaji	41,044
Akira Maruyama	5,466
Shoichi Nagamatsu	6,653
Atsushi Yoshikawa	27,322
Hiroshi Tanaka	32,284
Masafumi Nakada	3,203
Noriaki Nagai	10,800

Total	238,929

For information regarding stock options granted to our Directors and Executive Officers, see “Equity-Based Compensation” under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table shows our major shareholders who are beneficial owners holding more than 5% of our outstanding common stock as of March 31, 2009.

Names of Shareholders	Number of Shares Owned and Percentage of Voting Right
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	164,008	6.31
The Master Trust Bank of Japan, Ltd. (Trust Account)	153,837	5.91
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	143,151	5.50

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2009, there were 159 record shareholders of Nomura with addresses in the United States, and those U.S. holders held 346,783,711 shares of Nomura’s common stock, representing 13.0% of Nomura’s then outstanding common stock. As of March 31, 2009, there were 42,233,578 ADSs outstanding, representing 42,233,578 shares of Nomura’s common stock or 1.6% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building Co., Ltd. (“NLB”) currently owns some of our leased office space in Japan. We held 38.6% of NLB’s outstanding share capital at March 31, 2009.

Other major shareholders of NLB were Nomura Research Institute, Ltd. (“NRI”), holding 19.2%, and JAFCO Co., Ltd., holding 19.2%.

For the year ended March 31, 2009, we paid ¥5,432 million in rent to NLB. As of March 31, 2009, we had ¥9,175 million in lease deposits with NLB.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides investigation/research services and management consulting services. We are one of the major customers of NRI.

We held 38.5% of NRI’s outstanding share capital at March 31, 2009.

For the year ended March 31, 2009, we purchased ¥44,602 million worth of software and computer equipment, and paid NRI ¥42,848 million for other services. Additionally, we sold ¥38,419 million worth of software and computer equipment to NRI.

Directors

Our Director Mr. Fumihide Nomura serves as President of Nomura Shokusan Co., Ltd. (“Shokusan”) incorporated in Japan, which is principally engaged in real-estate leasing. Shokusan leases a commercial property to our subsidiary, Nomura Facilities, Inc. During the year ended March 31, 2009, Nomura Facilities, Inc. had paid ¥420 million for the rent to Shokusan during the year ended March 31, 2009. This transaction was in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. We hold approximately 0.9% of Shokusan’s outstanding stocks.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal Proceedings

We are involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations.

On April 22, 2008, a former employee of the M&A Advisory Department of Nomura Securities was arrested on suspicion of insider trading and on June 2, 2008 he was indicted. On April 25, 2008, the Board of Directors of Nomura Securities established an independent committee to investigate the information management system at Nomura Securities. On June 6, 2008, the committee concluded that there was no evidence Nomura Securities had breached insider trading regulations and relevant self-regulatory rules including those of the Japan Securities Dealers Association. The committee made recommendations to Nomura Securities regarding risk mitigation measures for possible similar incidents in the future. In response to the recommendations, Nomura Securities announced it was adopting preventative measures including controlling the flow of information, improving procedures for the hiring and training of staff, and reinforcing internal rules on stock trading. On July 3, 2008, the Financial Services Agency of Japan issued to Nomura Securities an administrative order requiring our business improvement. In accordance with the administrative order, Nomura Securities submitted, on July 4, 2008, a report on its measures for improving business operation to the Financial Services Agency of Japan, which was accepted on the same date.

Dividend Policy

For our dividend policy, see “Capital Management—Dividends” under Item 5.B of this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2009.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Annual highs and lows
2005	1,966	1,278	18.60	12.05
2006	2,630	1,295	22.43	11.65
2007	2,870	1,843	24.30	15.63
2008	2,580	1,395	21.05	13.08
2009	1,918	403	17.89	3.96
Quarterly highs and lows
2008
First Quarter	2,580	2,250	21.05	19.12
Second Quarter	2,440	1,726	19.74	15.22
Third Quarter	2,175	1,728	18.96	15.75
Fourth Quarter	1,832	1,395	17.05	13.08
2009
First Quarter	1,918	1,475	17.89	14.29
Second Quarter	1,695	1,176	16.55	10.94
Third Quarter	1,430	586	14.35	6.18
Fourth Quarter	776	403	8.50	3.96
Monthly highs and lows
2009
January	776	591	8.50	6.35
February	592	406	6.54	3.96
March	574	403	5.90	4.00
April	649	498	6.52	5.03
May	734	589	7.62	6.08
June (through June 29)	934	712	9.50	7.55

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

Holding of Our Shares by Foreign Investors

Other than the Japanese unit share system that is described in “Common Stock—Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws or our Articles of Incorporation or our other constituent documents.

Common Stock

Set forth below is general information relating to our common stock, including brief summaries of the relevant provisions of our Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Companies Act and related legislation.

General

Under our Articles of Incorporation, the authorized share capital is 6,000,000,000 shares, of which 2,661,092,760 shares were issued as of March 31, 2009. All issued shares are fully-paid and non-assessable, and are in registered form.

On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further stringent requirements of the Book-Entry Law can open accounts directly at JASDEC. For purposes of the description under “Description of the Shares”, we assume that the relevant person has no account at JASDEC.

Under the Book-Entry Law, any transfer of shares is effected through book-entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act and the Book-Entry Law, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in our register of shareholders, except in limited circumstances. Under the new clearing system, such registration is made upon our receipt of necessary information from JASDEC. See “—Share Registrar” and “—Record Date” below.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account managing institution. Such notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

Dividends

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distribution of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). We may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus”. Under the Companies Act, distributions of Surplus are required in principle to be authorized by a resolution of a meeting of shareholders. However, our Articles of Incorporation, in accordance with the Companies Act, provide that our Board of Directors has the authority to make decisions regarding distributions of Surplus except for limited exceptions as provided by the Companies Act, since we have satisfied the following requirements:

(a)	the normal term of office of our Directors terminates on prior to the date of conclusion of the annual meeting of shareholders relating to the last fiscal year ending within the period of one year from the election of the Directors; and

(b)	our non-consolidated annual financial statements and certain documents for the last fiscal year present fairly our assets and profit or loss, as required by the ordinances of the Ministry of Justice.

Under our Articles of Incorporation, dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of June 30, September 30, December 31 or March 31 of each year pursuant to a resolution of our Board of Directors. In addition, under the Companies Act and our Articles of Incorporation, we may make further distributions of Surplus by resolution of our Board of Directors. However, we may decide not to pay dividends to shareholders of our stocks as of any record date regardless of the amount of Surplus we have.

Under our Articles of Incorporation, we are not obliged to pay any dividends that are left unclaimed for a period of three years after the date on which they first became payable.

Distributions of Surplus may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of our Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of our Board of Directors, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of meeting of shareholders.

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

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors (if so required by the Companies Act) by a meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be approved by the Board of Directors and audited by our Audit Committee and independent auditors, as required by the ordinances of the Ministry of Justice.

Stock Splits

We may at any time split the issued shares into a greater number of shares by resolution of our Board of Directors, and in accordance with the Companies Act, our Board of Directors has by resolution delegated to our Executive Management Board, which consists of Executive Officers, powers to make such stock splits.

In accordance with the Companies Act, our Board of Directors has by resolution delegated to our Executive Management Board powers to increase the authorized shares up to the number reflecting the rate of stock splits and amend our Articles of Incorporation to this effect without the approval of a meeting of shareholders. For example, if each share became three shares by way of a stock split, we may increase the authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

Japanese Unit Share System

Our Articles of Incorporation provide that 100 shares constitute one “unit”. The Companies Act permits us, by resolution of our Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend our Articles of Incorporation to this effect without the approval of a meeting of shareholders.

Transferability of Shares Representing Less Than One Unit. Under the new clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares. A holder of shares representing less than one unit may at any time request us to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange, Inc. (hereinafter referred to as the “Tokyo Stock Exchange”) on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, except in limited circumstances as provided by our Share Handling Regulations. In such case, we will request payment of handling fee pursuant to our Share Handling Regulations.

Right of a Holder of Shares Representing Less than One Unit to Purchase from Us Its Shares up to a Whole Unit. Our Articles of Incorporation provide that a holder of shares representing less than one unit may request us to sell any fractional shares we may have to such holder so that the holder can raise its fractional ownership up to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell becomes effective or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, except in limited circumstances as provided by our Share Handling Regulations. In such case, we will request payment of handling fee pursuant to our Share Handling Regulations.

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

A holder of shares representing less than one unit does not have any rights related to voting, such as the right to participate in a demand for the resignation of a Director, the right to participate in a demand for the convocation of a meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to institute a representative action by shareholders.

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

Annual Meeting of Shareholders

We normally hold our annual meeting of shareholders in June every year. In addition, we may hold an extraordinary meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any meeting of shareholders must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Companies Act, a resolution can be adopted at a meeting of shareholders by the holders of a majority of the total number of voting rights represented at the meeting. The Companies Act and our Articles of Incorporation require a quorum for the election of Directors of not less than one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder having one-quarter or more of the total voting rights of which are directly or indirectly held by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Companies Act provides that certain important matters shall be approved by a “special resolution” of meeting of shareholders. Our Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important matters include:

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

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation when we issue new shares. Under the Companies Act, our Executive Management Board which consists of executive officers and has been delegated by our Board of Directors with the authority to issue new shares, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior notice to shareholders of the record date.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by our Executive Management Board, which consists of executive officers and has been delegated by our Board of Directors with the authority to issue stock acquisition rights, unless it is made under “specially favorable” conditions in which case special resolution of meeting of shareholders is required. In issuing stock acquisition rights, notice must be given at least two weeks prior to the date for allotment in the form of individual notice or public notice. Under the Companies Act we will not be required to make such notice if we make relevant securities filing or reporting under the Financial Instruments and Exchange Act at least two weeks prior to the date for allotment, subject to the requirements provided by the ordinance of the Ministry of Justice.

A special resolution of our annual meeting of shareholders held on June 25, 2009 authorizes us to issue up to 175,000 stock acquisition rights, each of which represents a right to subscribe for 100 shares of common stock, for 17,500,000 shares of common stock, to our subsidiaries’ directors, executive officers and employees. See “Equity-Based Compensation” under Item 6.B above.

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

Share Registrar

Mitsubishi UFJ Trust and Banking Corporation is the share registrar for our shares. Mitsubishi UFJ Trust’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust maintains our register of shareholders and registers the name and addresses of our shareholders and other information in our register of shareholders upon notice thereof from JASDEC, as described in “Record Date” below.

Record Date

The close of business of June 30, September 30, December 31 and March 31 are the record dates for our distributions of Surplus (dividends), if any. A holder of shares constituting one or more whole units, who is registered as a holder on our register of shareholders at the close of business as of March 31, is also entitled to exercise shareholders’ voting rights at the annual meeting of shareholders with respect to the year ended on March 31. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

Under the Book-Entry Law, we are required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give us notice of the names and addresses of our shareholders, the numbers of shares held by them and other relevant information as of such record date.

The shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by Us of Shares

We may acquire our shares (i) by soliciting all our shareholders to offer to sell our shares held by them (pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any our subsidiaries (pursuant to a special resolution of a meeting of shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Board of Directors that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter). This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “Dividends” above.

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

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock. The outlines of our preferred stocks are set forth in our Articles of Incorporation, and the details will be specified prior to the time of issuance in a resolution of our Board of Directors or determination by Executive Officer(s) under authority delegated by a resolution of our Board of Directors.

General

The amendment to our Articles of Incorporation resolved at the 105th Annual Meeting of Shareholders on June 25, 2009 set forth the provisions regarding preferred stock. Although our Articles of Incorporation have these provisions that enable us to issue preferred stock, there is no outstanding share of any class of preferred stock as of June 30, 2009.

Under our Articles of Incorporation, we are authorized to issue 200,000,000 shares of Class 1 preferred stock, 200,000,000 shares of Class 2 preferred stock, 200,000,000 shares of Class 3 preferred stock and 200,000,000 shares of Class 4 preferred stock.

Preferred Dividends

In priority to the payment of dividends on shares of common stock, preferred dividends will be paid to the shareholders of preferred stock on record as of March 31 every year. In addition, interim preferred dividends may be paid to shareholders of our preferred stocks on record as of June 30, September 30 or December 31 of any year. Preferred interim dividends will be paid in priority to the payment of dividends to the shareholders of common stock. The details including the amount of preferred dividends or preferred interim dividends is to be set by a resolution of our Board of Directors or a determination by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors prior to the time of issuance.

No payment of dividends on our preferred shares or any other shares may be made unless we have sufficient Distributable Amount. Payment of preferred dividends or preferred interim dividends is to be resolved by our Board of Directors.

Dividends on our preferred shares are non-cumulative. In case the amount of preferred dividends actually paid is less than the amount payable in respect of any fiscal year, preferred shareholders do not have any right to claim the amount in deficiency as cumulative preferred dividends in any subsequent fiscal year. Also, we will have no obligation to pay the deficiency or to pay any interest regardless in any subsequent fiscal year.

Shareholders of our preferred stock are not entitled to any further dividends or other participation in or distribution of Surplus.

Voting Rights

No shareholder of our preferred stocks has a right to vote at a meeting of shareholders, except as otherwise specifically provided under the Companies Act, any other applicable law or our Articles of Incorporation. Subject to conditions stated therein, our Articles of Incorporation set forth the following periods during which the shareholders of our preferred stock will be entitled to vote at meetings of shareholders:

•

If the board of directors has not passed any resolution to confer preferred dividends upon the preferred shareholders prior to distribution of the notice of convocation for an annual meeting of shareholders in a given financial year, and if no proposal to confer preferred dividends on those preferred shareholders was made at the aforementioned annual meeting, then the preferred shareholders will be entitled to vote at such annual meeting of shareholders and continue to be able to do so until the board of directors passes a resolution to confer preferred dividends on such preferred shareholders or until a proposal to an equivalent effect is passed at a shareholders’ meeting; and

•

If the board of directors has not passed any resolution to confer preferred dividends upon the preferred shareholders prior to distribution of the notice of convocation for an annual meeting of shareholders in a given financial year, and if a proposal to confer preferred dividends on those preferred shareholders was made but nevertheless rejected at the aforementioned annual meeting, then the preferred shareholders will be entitled to vote at shareholders’ meeting(s) during the period beginning after the conclusion of the aforementioned annual meeting in which the proposal to confer the preferred dividends was rejected until the board of directors passes a resolution to confer preferred dividends on those preferred shareholders or until a proposal to an equivalent effect is passed at a shareholders’ meeting.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, shareholders of our preferred stock will be entitled, in preference over shareholders of common stock, to receive a certain amount of our residual assets. The amount to be paid upon such liquidation is to be set by a resolution of our Board of Directors or a determination by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors prior to the time of issuance.

Except as provided in the immediately preceding paragraph, shareholders of our preferred stock are not entitled to any other participation or distribution of our residual assets upon our liquidation.

Right to Demand Acquisition of Preferred Stock (Conversion)

Shareholders of class 3 preferred stock and shareholders of class 4 preferred stock are to be entitled to demand us to acquire his/her shares of preferred stock during a period to demand acquisition. Shares of common stock are to be delivered in exchange for the acquired shares of preferred stock. The details including the period to demand acquisition and the acquisition price based on which the number of the shares of common stock to be delivered are to be set by a resolution of our Board of Directors or a determination by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors prior to the time of issuance.

Redemption of Preferred Stock

We may redeem any part or all of the shares of class 1 preferred stock, class 2 preferred stock and/or class 4 preferred stock. The details including the events to trigger a redemption and the amount of cash to be paid in exchange for the shares of preferred stock are to be set by a resolution of our Board of Directors or a determination by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors prior to the time of issuance.

We will redeem all the shares of class 3 preferred stock and class 4 preferred stock outstanding on the day following the last day of the period during which shareholders of such preferred stock are entitled to demand us for acquisition, if such shares of preferred stock have not been converted into shares of common stock when the period to demand acquisition has elapsed. Shares of common stock are to be delivered in exchange for the shares of preferred stock. The details of such redemption are to be set by a resolution of our Board of Directors or a determination by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors prior to the time of issuance.

Order of Priority

All classes of the preferred stock are to be in the same order of priority in respect of the payment of preferred dividends and preferred interim dividends and the distribution of residual assets. All classes of preferred stock are in priority to our common stock in respect of the payment of dividends and interim dividends and the distribution of residual assets.

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

On June 29, 2009, the closing price of our shares on the Tokyo Stock Exchange was ¥796 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥500 and ¥999 per share, as well as the daily price limit if our per share price were to rise to between ¥1,000 and ¥1,999, or fall to between ¥200 and ¥499. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Equal to or greater than	¥200	Less than	¥500	¥80
Equal to or greater than	500	Less than	1,000	100
Equal to or greater than	1,000	Less than	1,500	200

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

D. Exchange Controls.

Acquisition of Shares

The Foreign Exchange and Foreign Trade Law of Japan governs certain aspects relating to the acquisition and holding of securities by “non-residents of Japan” and “foreign investors”, as defined below.

In general, acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange by a non-resident of Japan from a resident of Japan is not subject to any prior notification requirement, but subject to a post reporting requirement by the resident.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange and as a result of this acquisition directly or indirectly holds, aggregated with its existing holdings and those of other parties who have a special relationship with that foreign investor, 10% or more of the issued shares of the company, the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan within 15 days from and including the date of acquisition. In exceptional cases, a prior notification is required in respect of the acquisition.

“Non-residents of Japan” are generally defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Branches and other offices of Japanese corporations located outside Japan are considered as non-residents of Japan, and branches and other offices located within Japan of non-resident corporations are considered as residents of Japan. “Foreign investors” are generally defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations of which (a) 50% or more of the shares are held directly or indirectly by (i) and/or (ii) above, (b) a majority of officers consists of non-residents of Japan or (c) a majority of officers having the power of representation consists of non-residents of Japan.

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

Dividends will be income from sources outside the United States, and, depending on your circumstances, will generally be “passive income” or “general income” for purposes of computing the foreign tax credit allowable to you.

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

PFIC Rules

We do not expect our shares and ADSs to be treated as stock of a PFIC for United States federal income tax purposes for 2008, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation, such as Nomura, that is primarily engaged in an active business as a securities dealer is not entirely clear.

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

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as opposed to an increase of value of shares) from Japanese tax perspectives. Due to the 2001 Japanese tax legislation effective from April 1, 2001, a conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xiv) of the Japanese Corporation Tax Law Enforcement Order).

Under the 2001 tax legislation, the deemed dividend taxation system has been drastically changed. Under the new rule, if we purchase our listed shares by way of a tender offer, the selling shareholders (both individuals and corporations) are in general required to recognize (i) a deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the purchase price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholder’s level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) (i) of the same law. On the other hand, no deemed dividend is required to be recognized if we purchase our shares at/through the stock market due to the difficulty of identifying each shareholder who sold our shares (Article 24(1)(iv) of the Japanese Corporation Tax Law and Article 23(3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders, no deemed dividend is required to be recognized until March 31, 2010 (a one-year extension is provided for under the 2009 Japanese tax legislation) due to the operation of a temporary measure (Article 9-6 of the Japanese Special Tax Measures Law) and therefore they are only required to recognize capital gain or loss of the shares subject to the tender offer. In the meantime, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled were previously deemed to have received a dividend corresponding to the increase of share value by the share cancellation, under the old tax law before the 2001 tax legislation. However, under the 2001 tax legislation, no deemed dividend taxation occurs for the remaining shareholders (both individuals and corporations) whose shares are not canceled.

Unless otherwise provided for in applicable tax treaties, conventions or agreements reducing the maximum rate of withholding tax, under Japanese taxation law, the withholding rate applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7% which is applicable during the period from January 1, 2004 through December 31, 2011 (2009 tax legislation extended this period). 15% withholding rate will apply thereafter. Notwithstanding the 7% or 15% withholding rate periods above, 20%-withholding-rate applies to dividends paid to any individual shareholder who holds 5% or more of the outstanding shares (Please refer to Article 182(2) of the Japanese Income Tax Law and Article 9-3(1) and (2) of the Japanese Special Tax Measures Law for these withholding rates). Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Under the new tax treaty between United States and Japan of which withholding tax treatments is applicable effective from July 1, 2004, the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan and the shares with respect to which such dividends are paid are not related in-fact to such permanent establishment, and if they are qualified U.S. residents eligible to enjoy treaty benefits. It shall be noted that, under the new tax treaty between the U.S. and Japan, withholding tax on dividends declared after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. The similar withholding tax treatment applies under the new Tax Treaty between the United Kingdom and Japan for dividends declared on or after January 1, 2007 due to the renewal of the Tax Treaty. The Tax Treaty between France and Japan is also renewed effective from January 1, 2008 under which the reduction of the standard treaty withholding rate for portfolio investors on dividends (15% to 10%) is promulgated. In addition, the tax treaty between Australia and Japan has been renewed and came into effect as of January 1, 2009 under which the standard treaty withholding rate for portfolio investors on dividends will also be reduced from 15% to 10%. Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by us are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See “Rights of Our Shareholders” under Item 10.B of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called “preservation doctrine” under Article 3-2 of the Special Measures Law for the Income Tax

Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

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

Within these units, the Group Risk Management Department assists the Chief Risk Officer (CRO) with implementing the risk management framework and supervising risks. Supervision includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, Group Risk Management Department establishes and enhances all of our risk management policies and rules, gathers necessary information for risk management and implement risk management policies for our global operations. Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Group Integrated Risk Management Committee (GIRMC) under the Board of Directors and Executive Management Board (EMB). The GIRMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura Group’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Global Risk Management Committee under the GIRMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within the Nomura Group.

Definition and Types of Risk Managed

“Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of efficiency and/or effectiveness. We classify risks as “Portfolio risk” (Risk of losses arising from fluctuations and declines in the value of portfolios.) and “Non-portfolio risk”. Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and Non-portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk.

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

Trading Portfolio Risk

The following table shows our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of
	Mar. 31, 2008	Apr. 30, 2008	May 31, 2008	Jun. 29, 2008	Jul. 31, 2008	Aug. 31, 2008	Sep. 28, 2008	Oct. 31, 2008	Nov. 30, 2008	Dec. 31, 2008	Jan. 31, 2009	Feb. 29, 2009	Mar. 31, 2009
	(in 100 millions of Yen)
Equity	¥41.6	¥41.0	¥44.5	¥32.6	¥38.3	¥32.4	¥26.8	¥29.7	¥23.8	¥24.6	¥21.6	¥36.4	¥37.9
Interest Rate	47.0	80.2	54.8	37.4	34.3	31.5	33.8	49.2	40.9	42.2	39.7	72.4	67.0
Foreign Exchange	80.0	65.4	70.6	47.6	38.4	43.0	63.0	124.3	127.7	118.0	102.0	92.1	86.6

Sub-total	168.7	186.6	169.8	117.5	111.1	106.9	123.7	203.2	192.3	184.8	163.4	200.9	191.5
Less:
Diversification Benefit	(67.6)	(92.7)	(88.2)	(54.6)	(49.1)	(45.4)	(50.8)	(72.0)	(61.2)	(61.7)	(54.0)	(77.4)	(74.8)

Value at Risk	¥101.0	¥94.0	¥81.6	¥63.0	¥62.0	¥61.6	¥72.9	¥131.1	¥131.1	¥123.1	¥109.4	¥123.5	¥116.6

Value at Risk
(maximum)	¥139.3 : November 25, 2008
(average)	96.1 : Average for the period from April 1, 2008 to March 31, 2009
(minimum)	58.7 : August 22, 2008

	As of
	Mar. 30, 2007	Apr. 30, 2007	May 31, 2007	Jun. 29, 2007	Jul. 31, 2007	Aug. 31, 2007	Sep. 28, 2007	Oct. 31, 2007	Nov. 30, 2007	Dec. 31, 2007	Jan. 31, 2008	Feb. 29, 2008	Mar. 31, 2008
	(in 100 millions of Yen)
Equity	¥46.5	¥44.1	¥39.5	¥47.4	¥41.8	¥33.5	¥32.8	¥45.0	¥30.5	¥38.4	¥36.7	¥48.5	¥41.6
Interest Rate	37.4	32.1	33.5	35.0	26.3	28.6	32.4	29.8	34.5	24.1	31.1	31.5	47.0
Foreign Exchange	14.3	18.3	20.2	24.1	19.7	21.1	25.8	41.4	40.7	42.0	41.3	42.4	80.0

Sub-total	98.2	94.5	93.2	106.4	87.7	83.2	91.1	116.2	105.7	104.4	109.0	122.3	168.7
Less:
Diversification Benefit	(35.9)	(37.1)	(36.7)	(42.2)	(36.1)	(32.0)	(35.3)	(51.0)	(46.3)	(50.5)	(47.7)	(48.5)	(67.6)

Value at Risk	¥62.3	¥57.4	¥56.5	¥64.2	¥51.7	¥51.2	¥55.8	¥65.2	¥59.5	¥53.9	¥61.3	¥73.8	¥101.0

Value at Risk
(maximum)	¥101.4 : March 27, 2008
(average)	62.0 : Average for the period from April 2, 2007 to March 31, 2008
(minimum)	45.6 : August 14, 2007

VaR relating to equity risk decreased from ¥4.16 billion at the end of March 2008 to ¥3.79 billion at the end of March 2009 mainly due to a reduction of equity related positions. VaR relating to interest rate risk increased from ¥4.70 billion at the end of March 2008 to ¥6.70 billion at the end of March 2009 mainly due to a rise of interest rate related volatility. VaR relating to foreign exchange risk increased from ¥8.00 billion at the end of March 2008 to ¥8.66 billion at the end of March 2009 mainly due to a rise in FX volatility.

In the preceding year, VaR relating to equity risk decreased from ¥4.65 billion at the end of March 2007 to ¥4.16 billion at the end of March 2008. VaR relating to interest rate risk increased from ¥3.74 billion at the end of March 2007 to ¥4.70 billion at the end of March 2008 mainly due to a rise of interest rate related volatility. VaR relating to foreign exchange risk significantly increased from ¥1.43 billion at the end of March 2007 to ¥8.0 billion at the end of March 2008 mainly due to a rise in FX volatility.

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

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our operating equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥18,528 million as of March 31, 2008 and ¥11,983 million as of March 31, 2009. On March 31, 2008, the TOPIX closed at 1,212.96 points and on March 31, 2009, the TOPIX closed at 773.66 points. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The framework for the management of our credit risk and investment risk is outlined in the Credit Risk Management Policy approved by the then GEMC (currently EMB).

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

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to CRO, Senior Managing Directors in charge of risk management and the GIRMC with appropriate frequency.

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

The credit exposures in our trading-related derivatives as of March 31, 2009 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives Assets

	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥87	¥82	¥24	¥58	¥89	¥(58)	¥282	¥2	¥280	$2,824
AA	233	268	392	166	428	(1,086)	401	33	368	3,712
A	356	372	403	256	664	(1,698)	353	146	207	2,088
BBB	27	18	15	15	140	(66)	149	39	110	1,109
BB	10	2	6	1	6	(8)	17	5	12	121
Other(2)	116	4	6	3	43	(64)	108	87	21	212

Sub-total	829	746	846	499	1,370	(2,980)	1,310	312	998	10,066
Listed	425	133	74	1	—	—	633	—	633	6,384

Total	¥1,254	¥879	¥920	¥500	¥1,370	¥(2,980)	¥1,943	¥312	¥1,631	$16,450

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with FSP FIN 39-1 are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Operational Risk

The framework for the management of our operational risk is outlined in the Operational Risk Management Policy approved by the GIRMC.

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

Operational risk is managed on a day-to-day basis by the business areas through the maintenance of appropriate control environments. In addition, Nomura has a corporate Operational Risk function, as part of the Group Risk Management Department, that is developing a global Basel II compliant framework. We promote this framework under the control of GIRMC.

Framework

The Nomura group is in the process of implementing a formal Operational Risk Management framework globally that meets the expected standards for a sophisticated global financial institution. The framework is designed to provide shareholder and investor confidence and transparency in our management of operational risk. We are gradually aiming for a Basel II approach to operational risk management.

The operational risk management framework consists of four elements: Identification, Assessment, Control and Monitoring of the risk. We identify the risk by capturing and analyzing internal and external loss data. We assess and control risk appropriately through the analysis of losses and through the implementation of self assessments. We monitor and report operational risk to our senior management. We continually inform and train Nomura group employees in awareness of operational risk and the potential impact to the organization.

As a result of meeting the Basel II requirements, we will be able to respond to and mitigate operational risk, improve our processes and systems, and so contribute to our corporate value.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2009, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2009, the disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Nomura. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2009. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Evaluation of Changes in Internal Control Over Financial Reporting.

Management also carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2009. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2009 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Tsuguoki Fujinuma, a member of the Audit Committee, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. Mr. Fujinuma meets the independence requirements applicable to him under Section 303A.06 of the NYSE Listed Company Manual. For a description of his business experience, please see Item 6.A of this annual report.

Item 16B. Code of Ethics

On March 5, 2004, we adopted the “Code of Ethics of Nomura Group” that includes the “Code of Ethics for Financial Professionals”, which applies to our financial professionals including our principal Executive Officer, principal financial officer, principal accounting officer and persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountants for SEC reporting purposes for the last seven fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Fees, such as advisory work for risk management and regulatory matters.

	Year ended March 31
	2008	2009	2009
	(in millions)
Audit Fees	¥2,961	¥2,716	$27
Audit-Related Fees	118	81	1
Tax Fees	200	146	1
All Other Fees	164	56	1

Total	¥3,443	¥2,999	$30

Audit-Related Fees included fees for services relating to consultations on accounting issues relating to our business such as securitization. Tax Fees included fees for services relating to tax planning and compliance. All Other Fees included fees for services relating to advice with respect to regulations and disclosures under the Financial Instruments and Exchange Act in connection with our underwriting business.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended March 31, 2009, we acquired 74,263 shares of our common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares. For an explanation of the right of our shareholders to demand such repurchases by us, see “Common Stock” under Item 10.B of this annual report. As of March 31, 2009, we had 2,604,779,843 outstanding shares excluding 56,312,917 shares as treasury stock. During the year ended March 31, 2009, no affiliated purchaser of Nomura purchased shares of our common stock.

We had not established share buyback programs nor purchased our common stock utilizing the programs during the year ended March 31, 2009.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2009.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in JPY)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2008	3,733	1,603	—	—
May 1 to 31, 2008	3,871	1,763	—	—
June 1 to 30, 2008	8,300	1,776	—	—
July 1 to 31, 2008	9,167	1,559	—	—
August 1 to 31, 2008	6,728	1,531	—	—
September 1 to 30, 2008	10,298	1,421	—	—
October 1 to 31, 2008	5,880	1,259	—	—
November 1 to 30, 2008	3,631	849	—	—
December 1 to 31, 2008	12,428	673	—	—
January 1 to 31, 2009	1,921	721	—	—
February 1 to 28, 2009	2,584	496	—	—
March 1 to 31, 2009	5,722	457	—	—

Total	74,263	1,224	—	—

Nomura recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

As of May 31, 2009, Nomura Holdings had 2,615,674,540 outstanding shares excluding 54,582,022 shares as treasury stock.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as Nomura, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Nomura. The information set forth below is current as of the date of this annual report.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a majority of Directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	In accordance with the Companies Act, Nomura has the Committee System corporate form, under which it has an Audit Committee, a Nomination Committee and a Compensation Committee under its Board of Directors. Under the Companies Act, Nomura is not required to have outside directors comprising a majority of its Directors, but is required to have on each committee at least three Directors, a majority of whom must be outside directors. Nomura has twelve Directors, six of whom are outside directors. An outside director of a corporation is defined under the Companies Act as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, Nomura is not required to hold such executive sessions for its outside directors.

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	Nomura has an Audit Committee consisting of three Directors, two of whom are outside directors under the Companies Act and all of whom are independent directors under Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Audit Committee is in charge of monitoring the performance of the Directors and Executive Officers of Nomura and to propose the appointment or dismissal of its independent auditors and accounting firm. The Audit Committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	Nomura has a Nomination Committee consisting of three Directors, two of whom are outside directors. The Nomination Committee is in charge of proposing to the meeting of shareholders the election or dismissal of Directors.

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	Nomura has a Compensation Committee consisting of three Directors, two of whom are outside directors. The Compensation Committee is in charge of determining the compensation of each Director and Executive Officer of Nomura.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of our Directors and Executive Officers (including stock options in the form of stock acquisition rights as equity compensation) and makes determinations in accordance with that compensation policy. Under the Companies Act, stock option is deemed to be compensation for the services performed by our Directors and Executive Officers. In respect of the equity compensation for directors, executive officers, statutory auditors and employees of Nomura’s subsidiaries under our stock option plan in the form of stock acquisition rights, such plan must be approved by a special resolution adopted at a meeting of shareholders. A special resolution requires as a quorum one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Pursuant to Regulation S-X, Rule 3-09, this annual report contains the consolidated financial statements of Nomura Land and Building Co., Ltd., one of our 50%-or-less-owned companies accounted for by the equity method in our consolidated financial statements. The consolidated financial statements of Nomura Land and Building contained herein, which are as of March 31, 2008 and 2009 and for each of the three years ended March 31, 2009, have been prepared in accordance with generally accepted accounting principles in Japan. Nomura’s and its subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Nomura Land and Building exceeded 20%, but did not exceed 30%, of such income of Nomura and its subsidiaries for the year ended March 31, 2007, while such percentage for each of the years ended March 31, 2008 and 2009 did not exceed 20%. Nomura’s and its subsidiaries’ investments in and advances to Nomura Land and Building did not exceed 20% of the total assets of Nomura and its subsidiaries as of any of March 31, 2007, 2008 or 2009. Accordingly, pursuant to Regulation S-X, Rule 3-09 as well as Item 17 of Form 20-F, of the consolidated financial statements of Nomura Land and Building contained herein, only those as of and for the year ended March 31, 2007 have been audited in accordance with generally accepted auditing standards in the United States. In Japan, Nomura Land and Building has publicly disclosed the consolidated financial statements contained herein which have been audited by its outside auditor for purposes of the Financial Instruments and Exchange Act in accordance with generally accepted auditing standards in Japan.

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

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)*1

4.2	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 30, 2008)*2

4.3	Liabilities Limitation Agreement (English translation)*3

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

*1	Nomura and each of Masaharu Shibata, Hideaki Kubori and Haruo Tsuji entered into a Liabilities Limitation Agreement, dated June 28, 2006, in the form of this exhibit.
*2	Nomura and each of Masahiro Sakane and Tsuguoki Fujinuma entered into a Liabilities Limitation Agreement, dated June 26, 2008, in the form of this exhibit.
*3	Nomura and Hajime Sawabe entered into a Liabilities Limitation Agreement, dated June 25, 2009, in the form of this exhibit.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nomura Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2009 and our report dated June 29, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 29, 2009

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥507,236	¥613,566	$6,188
Time deposits	758,130	537,084	5,417
Deposits with stock exchanges and other segregated cash	168,701	272,059	2,744

	1,434,067	1,422,709	14,349

Loans and receivables:
Loans receivable (including ¥12,431 million ($125 million) measured at fair value by applying fair value option in 2009)	784,262	519,179	5,236
Receivables from customers	43,623	23,619	238
Receivables from other than customers	361,114	1,103,974	11,135
Allowance for doubtful accounts	(1,399)	(3,765)	(38)

	1,187,600	1,643,007	16,571

Collateralized agreements:
Securities purchased under agreements to resell	3,233,200	2,657,151	26,799
Securities borrowed	7,158,167	5,755,467	58,048

	10,391,367	8,412,618	84,847

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥3,140,923 million in 2008 and ¥2,851,759 million ($28,762 million) in 2009; including ¥21,189 million ($214 million) measured at fair value by applying fair value option in 2009)	9,947,443	11,348,747	114,461
Private equity investments (including ¥62,108 million ($626 million) measured at fair value by applying fair value option in 2009)	330,745	323,865	3,266

	10,278,188	11,672,612	117,727

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥260,910 million in 2008 and ¥225,475 million ($2,274 million) in 2009)	389,151	357,256	3,603
Non-trading debt securities	246,108	244,027	2,461
Investments in equity securities	139,330	118,902	1,199
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥3,361 million in 2008 and NIL in 2009)	361,334	243,474	2,456
Other	808,909	723,243	7,295

	1,944,832	1,686,902	17,014

Total assets	¥25,236,054	¥24,837,848	$250,508

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings (including ¥3,245 million and ¥36,304 million ($366 million) measured at fair value by applying fair value option in 2008 and 2009, respectively)	¥1,426,266	¥1,183,374	$11,935
Payables and deposits:
Payables to customers	264,679	403,797	4,073
Payables to other than customers	322,927	398,187	4,016
Deposits received at banks	362,775	440,334	4,441

	950,381	1,242,318	12,530

Collateralized financing:
Securities sold under agreements to repurchase	4,298,872	5,000,787	50,437
Securities loaned	3,753,730	2,243,152	22,624
Other secured borrowings	2,488,129	2,914,015	29,389

	10,540,731	10,157,954	102,450

Trading liabilities	4,469,942	4,752,054	47,928
Other liabilities	636,184	479,724	4,839
Long-term borrowings (including ¥110,081 million and ¥913,790 million ($9,216 million) measured at fair value by applying fair value option in 2008 and 2009, respectively)	5,224,426	5,483,028	55,300

Total liabilities	23,247,930	23,298,452	234,982

Commitments and contingencies (Note 20)
Shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares in 2008 and 2009
Issued—1,965,919,860 shares in 2008 and 2,661,092,760 shares in 2009
Outstanding—1,906,885,059 shares in 2008 and 2,604,779,843 shares in 2009	182,800	321,765	3,245
Additional paid-in capital	177,227	374,413	3,776
Retained earnings	1,779,783	1,038,557	10,475
Accumulated other comprehensive loss	(71,111)	(118,437)	(1,194)

	2,068,699	1,616,298	16,302
Common stock held in treasury, at cost—59,034,801 shares in 2008 and 56,312,917 shares in 2009	(80,575)	(76,902)	(776)

Total shareholders’ equity	1,988,124	1,539,396	15,526

Total liabilities and shareholders’ equity	¥25,236,054	¥24,837,848	$250,508

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Revenue:
Commissions	¥337,458	¥404,659	¥306,803	$3,094
Fees from investment banking	99,276	85,096	54,953	554
Asset management and portfolio service fees	145,977	189,712	140,166	1,414
Net gain (loss) on trading	290,008	61,720	(128,339)	(1,294)
Gain (loss) on private equity investments	47,590	76,505	(54,791)	(553)
Interest and dividends	981,344	796,540	331,356	3,342
Loss on investments in equity securities	(20,103)	(48,695)	(25,500)	(257)
Private equity entities product sales	100,126	—	—	—
Other	67,425	28,185	39,863	402

Total revenue	2,049,101	1,593,722	664,511	6,702
Interest expense	958,000	806,465	351,884	3,549

Net revenue	1,091,101	787,257	312,627	3,153

Non-interest expenses
Compensation and benefits	345,936	366,805	491,555	4,958
Commissions and floor brokerage	50,812	90,192	73,681	743
Information processing and communications	109,987	135,004	154,980	1,563
Occupancy and related depreciation	61,279	64,841	78,480	792
Business development expenses	38,106	38,135	31,638	319
Private equity entities cost of goods sold	57,184	—	—	—
Other	106,039	156,868	261,339	2,635

	769,343	851,845	1,091,673	11,010

Income (loss) before income taxes	321,758	(64,588)	(779,046)	(7,857)

Income tax expense (benefit)	145,930	3,259	(70,854)	(714)

Net income (loss)	¥175,828	¥(67,847)	¥(708,192)	$(7,143)

	Yen			Translation into U.S. dollars
Per share of common stock:
Basic—
Net income (loss)	¥92.25	¥(35.55)	¥(364.69)	$(3.68)

Diluted—
Net income (loss)	¥92.00	¥(35.57)	¥(366.16)	$(3.69)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Common stock
Balance at beginning of year	¥182,800	¥182,800	¥182,800	$1,844
Issuance of common stock	—	—	138,965	1,401

Balance at end of year	182,800	182,800	321,765	3,245

Additional paid-in capital
Balance at beginning of year	159,527	165,496	177,227	1,787
(Loss) gain on sales of treasury stock	(556)	(1,458)	2,755	28
Issuance of common stock options	6,525	13,189	9,954	100
Issuance of common stock	—	—	143,482	1,447
Beneficial conversion feature relating to subordinated convertible bond	—	—	40,995	414

Balance at end of year	165,496	177,227	374,413	3,776

Retained earnings
Balance at beginning of year	1,819,037	1,910,978	1,779,783	17,950
Net income (loss)	175,828	(67,847)	(708,192)	(7,143)
Cash dividends	(83,887)	(64,883)	(48,675)	(490)
Adjustments to initially apply FIN 48	—	1,266	—	—
Adjustments to initially apply EITF 06-2	—	(1,119)	—	—
Adjustments to initially apply SOP 07-1	—	2,049	—	—
Adjustments to initially apply SFAS 157	—	—	10,383	105
Adjustments to initially apply SFAS 159	—	—	5,258	53
Loss on sales of treasury stock	—	(661)	—	—

Balance at end of year	1,910,978	1,779,783	1,038,557	10,475

Accumulated other comprehensive (loss) income:
Cumulative translation adjustments
Balance at beginning of year	(1,129)	36,889	(28,416)	(287)
Net change during the year	38,018	(65,305)	(45,053)	(454)

Balance at end of year	36,889	(28,416)	(73,469)	(741)

Defined benefit pension plans:
Balance at beginning of year	(14,096)	(30,276)	(42,695)	(431)
Pension liability adjustment(1)	(387)	(12,419)	(2,273)	(22)
Adjustments to initially apply SFAS 158(2)	(15,793)	—	—	—

Balance at end of year	(30,276)	(42,695)	(44,968)	(453)

Balance at end of year	6,613	(71,111)	(118,437)	(1,194)

Common stock held in treasury
Balance at beginning of year	(82,812)	(79,968)	(80,575)	(813)
Repurchases of common stock	(204)	(3,525)	(91)	(1)
Sales of common stock	25	85	73	1
Common stock issued to employees	2,910	2,862	3,759	38
Other net change in treasury stock	113	(29)	(68)	(1)

Balance at end of year	(79,968)	(80,575)	(76,902)	(776)

Total shareholders’ equity
Balance at end of year	¥2,185,919	¥1,988,124	¥1,539,396	$15,526

(1)	The amount for the year ended March 31, 2007 is the minimum pension liability adjustment.
(2)	For the initial year of application, the adjustments are not reflected in the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Net income (loss)	¥175,828	¥(67,847)	¥(708,192)	$(7,143)
Other comprehensive income (loss)(1):
Change in cumulative translation adjustments, net of tax	38,018	(65,305)	(45,053)	(454)
Defined benefit pension plans:
Pension liability adjustment(2)	(608)	(21,853)	(5,861)	(58)
Deferred income taxes	221	9,434	3,588	36

Total	(387)	(12,419)	(2,273)	(22)

Total other comprehensive income (loss)	37,631	(77,724)	(47,326)	(476)

Comprehensive income (loss)	¥213,459	¥(145,571)	¥(755,518)	$(7,619)

(1)	Adjustments due to the initial adoption of SFAS 158 are not reflected in the consolidated statement of comprehensive income.
(2)	The amount for the year ended March 31, 2007 is the minimum pension liability adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Cash flows from operating activities:
Net income (loss)	¥175,828	¥(67,847)	¥(708,192)	$(7,143)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	50,432	63,463	75,780	764
Stock-based compensation	6,525	13,188	16,476	166
Loss on investments in equity securities	20,103	48,695	25,500	257
Equity in (earnings) losses of affiliates, net of dividends received	(50,274)	(381)	12,842	130
Loss on disposal of office buildings, land, equipment and facilities	5,182	7,820	6,107	62
Deferred income taxes	(256)	(139,861)	(83,631)	(843)
Changes in operating assets and liabilities:
Time deposits	24,395	(314,240)	72,670	733
Deposits with stock exchanges and other segregated cash	(30,186)	(82,817)	(153,059)	(1,544)
Trading assets and private equity investments	1,052,451	2,139,627	(3,153,499)	(31,805)
Trading liabilities	(1,928,208)	299,611	1,323,314	13,347
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,243,337	(2,562,836)	1,490,423	15,032
Securities borrowed, net of securities loaned	(177,234)	(1,036,076)	(278,318)	(2,807)
Other secured borrowings	(1,612,879)	1,097,679	425,886	4,295
Loans and receivables, net of allowance for doubtful accounts	37,071	(58,541)	(1,336,288)	(13,477)
Payables	(167,993)	(1,639)	994,150	10,027
Accrued income taxes, net	(184,036)	25,549	(72,209)	(728)
Other, net	(91,414)	(79,300)	629,419	6,347

Net cash used in operating activities	(1,627,156)	(647,906)	(712,629)	(7,187)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(101,784)	(126,285)	(95,978)	(968)
Proceeds from sales of office buildings, land, equipment and facilities	634	15,621	38,799	391
Payments for purchases of investments in equity securities	(9,284)	(615)	(6,236)	(63)
Proceeds from sales of investments in equity securities	25,109	7,887	2,065	21
(Increase) decrease in loans receivable at banks, net	(73,611)	14,042	28,096	283
(Increase) decrease in non-trading debt securities, net	(37,861)	2,665	(19,415)	(196)
Business dispositions or acquisitions, net	(172,019)	1,428	(39,421)	(398)
Increase in investments in affiliated companies, net	(164,700)	(15,673)	(5,965)	(60)
Other, net	(297)	(1,089)	(850)	(8)

Net cash used in investing activities	(533,813)	(102,019)	(98,905)	(998)

Cash flows from financing activities:
Increase in long-term borrowings	2,736,688	2,425,393	2,091,553	21,095
Decrease in long-term borrowings	(1,451,500)	(1,722,644)	(1,262,300)	(12,732)
Increase (decrease) in short-term borrowings, net	377,788	386,048	(175,988)	(1,775)
Increase (decrease) in deposits received at banks, net	17,947	(57,756)	126,520	1,276
Proceeds from issuances of common stock	—	—	282,447	2,849
Proceeds from sales of common stock held in treasury	2,379	828	65	1
Payments for repurchases of common stock held in treasury	(204)	(3,525)	(91)	(1)
Payments for cash dividends	(114,395)	(86,866)	(64,924)	(655)
Proceeds from issuances of stock by a subsidiary	—	1,401	2,478	25

Net cash provided by financing activities	1,568,703	942,879	999,760	10,083

Effect of initial adoption of SOP 07-1 on cash and cash equivalents	—	(38,427)	—	—
Effect of exchange rate changes on cash and cash equivalents	10,333	(57,319)	(81,896)	(826)

Net (decrease) increase in cash and cash equivalents	(581,933)	97,208	106,330	1,072
Cash and cash equivalents at beginning of the year	991,961	410,028	507,236	5,116

Cash and cash equivalents at end of the year	¥410,028	¥507,236	¥613,566	$6,188

Supplemental disclosure:
Cash paid during the year for—
Interest	¥1,056,820	¥987,228	¥416,124	$4,197

Income tax payments, net	¥330,222	¥117,570	¥84,986	$857

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Non cash activities—
Business acquisitions:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥344,299 million and ¥151,106 million, respectively, for the year ended March 31, 2007. There were no business acquisitions during the year ended March 31, 2008. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥56,168 million and ¥28,849 million, respectively, for the year ended March 31, 2009.

Business dispositions:

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥7,958 million and ¥8,211 million for the year ended March 31, 2007, respectively. There were no business dispositions during the year ended March 31, 2008 and 2009.

Reclassification of convertible bonds:

In March 2009, Nomura reclassified the intrinsic value associated with the beneficial conversion feature relating to the Subordinated Unsecured Convertible Bonds No. 1 issued on December 16, 2008 from Long-term borrowings to Additional paid-in capital. As of March 31, 2009, the balance in Additional paid-in capital associated with the beneficial conversion feature was ¥40,995 million, after the effect of deferred taxes. See Note 12, “Borrowings” for further discussion on this bond issuance.

Reclassifications—

In conjunction with the retroactive application of FSP FIN 39-1, derivative assets and liabilities were offset by cash collateral payables and receivables where applicable, and accordingly, certain reclassifications were made for the year ended March 31, 2007 and 2008. See Note 1, “Summary of accounting policiies”.

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

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management.

In the Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In the Global Markets business, Nomura is engaged in the sales and trading of equity securities and bonds and currencies on a global basis to institutions domestically and abroad. In the Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisition and financial advice. In the Merchant Banking business, Nomura invests in private equity businesses and seeks to maximize returns on the investments by increasing the corporate value of investee companies. In the Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) or not in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities”, as revised (“FIN 46-R”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Therefore, the Company consolidates these entities in which it has a majority voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the qualifying special purpose entities (“QSPE”) criteria in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3% of a limited partnership) are accounted for either in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” and reported in Other assets—Investments in and advances to affiliated companies or at fair value in accordance with SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”) and reported in Trading assets or Private equity investments. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized currently through the consolidated statement of operations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain entities in which the Company has a financial interest are investment companies pursuant to the provisions of AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations, rather than apply the equity method of accounting or consolidation.

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

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on these consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Nomura adopted SFAS No. 157 “Fair Value Measurements” (“SFAS 157”) for financial assets and financial liabilities on April 1, 2008. In addition to defining fair value, SFAS 157 provides guidance on fair value measurements, establishes a hierarchy of inputs used in valuations and enhances the disclosure requirements for fair value instruments. It also nullifies the guidance provided by EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which prohibits the recognition of day one gains or losses on financial instruments valued using significant unobservable inputs.

Nomura also adopted SFAS 159 on April 1, 2008 which permits us to apply fair value to additional financial instruments which would otherwise be accounted for under an alternative method, such as amortized cost or the equity method of accounting. Nomura elects fair value under SFAS 159 for certain loans, equity method investments, structured notes and secured financing transactions. Please see Accounting changes and new accounting pronouncements below for additional information regarding Nomura’s adoption of SFAS 159.

The majority of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statement of operations on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payable and deposits, Long-term borrowings, and Other liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In all cases, fair value is determined in accordance with SFAS 157, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 3 “Fair Value of financial instruments” below for further discussion.

Private equity business—

Nomura adopted SOP 07-1 as of April 1, 2007 as well as SFAS 159 as of April 1, 2008, and as a result, all private equity investments are now accounted for at fair value, with changes in fair value recognized through the consolidated statement of operations. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

The valuation of unlisted private equity investments at fair value requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. See Note 5, “Private Equity Business” below for further discussion.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura account for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets under SFAS 140 and does not consolidate the SPE. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Following a transfer recognized as a sale, any such interests are accounted for at fair value and included in Trading assets within the consolidated balance sheet with the change in fair value included in Revenue—Net gain (loss) on trading.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive loss in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

Fee revenue—

Revenue—Commissions include amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt and equity securities, derivatives, loans and private equity investments.

Trading assets also include the equity securities, which would otherwise be accounted for under the equity method investments, elected for the fair value option.

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recognized on the consolidated balance sheet on a trade date basis and carried at fair value with changes in fair value recognized currently within Revenue—Net gain (loss) on trading in the consolidated statement of operations.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consists of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“Repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell and makes delivery of securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheet at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented in the consolidated balance sheet net-by-counterparty, where net presentation is consistent with FASB Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements” (“FIN 41”).

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheet at the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Repo transactions under a Japanese market standard (“Gensaki Repo transactions”) were adopted in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheet at the amount that the securities will be repurchased or resold.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheet in Loans receivable.

Trading balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales under SFAS 140 and are included in the consolidated balance sheet in Short-term borrowings and Long-term borrowings. These are generally carried at fair value in accordance with SFAS 159. See Note 8, “Securitization and Variable Interest Entities (VIEs)” and Note 12 “Borrowings” for further information regarding these transactions.

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

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for trading purposes and for non-trading purposes, namely in the management of its interest rate, market price and currency exposures. All derivatives are carried at fair value, with changes in fair value recognized through the consolidated statement of operations.

Trading

Derivative financial instruments used for trading purposes are carried at fair value with changes in fair value recognized currently within Revenue—Net gain (loss) on trading. Over-the-counter (“OTC”) derivative financial instruments are presented in the consolidated balance sheet on a net-by-counterparty basis where net presentation is consistent with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”). In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, in accordance with FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”).

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage interest rate risk or to modify the interest rate characteristics of certain non-trading assets and liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Certain derivatives embedded in hybrid financial instruments are bifurcated from the host contract, such as bonds and certificates of deposit and are carried at fair value and presented on a combined basis with the host contract, with changes in fair value of these embedded derivatives recognized within Revenue—Net gain (loss) on trading. Derivatives used to economically hedge these instruments are also carried at fair value, with changes in fair value recognized within Revenue—Net gain (loss) on trading.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Interest including accrued interest is generally recognized within Revenue—Interest and dividends. These consist primarily of “loans at banks”, “financing activity loans”, “margin transaction loans” and “inter-bank money market loans”. They are generally carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less any applicable allowances for loan losses. Loan origination fees, net of direct origination costs, are deferred and amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan.

Loans at banks are loans receivable in connection with banking activities undertaken by banking subsidiaries such as The Nomura Trust & Banking Co., Ltd, Nomura Singapore Limited and Nomura Bank International plc.

Financing activity loans are loans receivable in connection with financing activities undertaken by non-banking subsidiaries.

Margin transaction loans are loans receivable from customers in connection with stock brokerage activities. These loans are usually collateralized by customers’ securities and customers’ deposits.

Inter-bank money market loans are loans receivable from financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers.

Management establishes an allowance for loan losses against these loans which is disclosed within the Allowance for doubtful accounts and which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been specifically identified as impaired and a general component for loans which, while not specifically identified as impaired, are collectively assessed for impairment based on historical loss experience.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The general component of the allowance for loan losses for loans not specifically identified as impaired includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and the original assumptions.

Certain loans which are risk managed on a fair value basis are elected to be carried at fair value in accordance with SFAS 159. Nomura elects the fair value option to mitigate volatility in the consolidated statement of operations caused by the difference in measurement basis that would otherwise exist between loans and the derivatives used to risk manage those instruments.

Changes in the fair value of loans receivable elected for the fair value option are reported within Revenue – Net gain (loss) on trading in the consolidated statements of operations.

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

Payables and deposits—

Payables to customers include amounts payable on customer securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date (“fails to receive”) and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due.

Deposits received at banks represent amounts held on deposit within our banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statement of operations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 15 years
Software	Up to 5 years

Depreciation and amortization is included in Non-interest expenses—Information processing and communications in the amount of ¥39,265 million, ¥47,350 million, and ¥56,429 million ($569 million), and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥11,167 million, ¥16,113 million and ¥19,351 million ($195 million) for the years ended March 31, 2007, 2008 and 2009, respectively.

Long-lived assets—

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets excluding goodwill and other intangible assets not being amortized are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized to the extent that carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥214 million, ¥93 million and ¥2,656 million ($27 million) substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2007, 2008 and 2009, respectively. These losses are included in the consolidated statement of operations under Non-interest expenses—Other. The revised carrying values of these assets were based on the estimated fair value of the assets.

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

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value within Other assets—Investments in equity securities in the consolidated balance sheet, with changes in fair value recognized within Revenue—Loss (gain) on investments in equity securities in the consolidated statement of operations. These investments comprise listed and unlisted equity securities in the amounts of ¥112,946 million and ¥26,384 million, respectively, at March 31, 2008, and ¥81,053 million ($817 million) and ¥37,849 million ($382 million), respectively, at March 31, 2009.

Other assets-Other includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥8,287 million and ¥11,911 million, respectively, at March 31, 2008 and ¥2,844 million ($28 million) and ¥3,134 million ($32 million), respectively, at March 31, 2009. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statement of operations.

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries. Non-trading debt securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statement of operations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term and long-term borrowings—

Short-term and long-term borrowings primarily consists of commercial paper, bank borrowings, structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transactions which are accounted for as financings under SFAS 140 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis.

Structured notes—

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from that of a creditor simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity product, foreign exchange rate, credit rating of a third party or more complex interest rate.

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value in accordance with SFAS 159. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statement of operations caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting we applied to these financial instruments.

Certain structured notes issued outstanding at March 31, 2008 were already measured at fair value under SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendmend of FASB Statements No. 133 and 140” (“SFAS 155”) but others which were either not eligible or not elected continue to be accounted in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and related pronouncements.

To estimate the fair value of structured notes, the expected cash flows are estimated and discounted using an appropriate market rate for the relevant maturity. Cash flows are adjusted to reflect the fair value of the embedded derivative features. In addition, the valuation is adjusted to reflect Nomura’s own creditworthiness.

Changes in the fair value of structured notes elected for the fair value option are reported within Revenue—Net gain (loss) on trading in the consolidated statement of operations.

Secured financing transactions—

Secured financing transactions arising from the application of SFAS 140 (“failed sale liabilities”) are valued using the same methodology as we apply to the transferred financial instruments. In any given transaction, to the degree that Nomura has no economic interest in the transferred financial instruments, we have elected to the fair value option for the corresponding failed sale liability to mitigate any earnings impact. Failed sale liabilities do not provide general recourse to Nomura. Consequently, we generally do not make an adjustment for Nomura’s own credit for these instruments.

Changes in the fair value of failed sale liabilities elected for the fair value option are reported within Revenue—Net gain (loss) on trading in our consolidated statements of operations.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and rates. Nomura

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Compensated Absences—

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

Stock-based compensation—

Stock-based compensation cost is determined either by using option pricing models intended to estimate the fair value of the awards at the grant date or by calculating the fair value of the award at the grant date based on the market price at the grant date and the exercise price, and it is recognized over the requisite service period, which generally is equal to the vesting period in accordance with SFAS No. 123 (Revised 2004), “Share-Based Payment.”

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share” (“SFAS 128”) the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investor, and assuming conversion of convertible debt under the if-converted method.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the reporting units to which goodwill relates to the carrying amount of the reporting units including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives are not amortized. Instead, these assets are evaluated at least annually for impairment.

Restructuring costs—

Costs associated with an exit activity not involving an entity newly acquired in a business combination are recognized at fair value in the period in which the liability is incurred in accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. In accordance with SFAS No. 112 “Employers’ Accounting for Postemployment benefits—an amendment of FASB Statements No. 5 and 43” (“SFAS 112”), termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities during the period in which it is probable Nomura has incurred a loss, and the amount of the loss can be reasonably estimated.

Costs of a plan to either exit an activity of an acquired company or involuntarily terminate or relocate employees of an acquired company are recognized as liabilities assumed in a business combination in accordance with EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”.

Accounting changes and new accounting pronouncements—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2009:

Fair value measurements

In September 2006, the FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial asset or financial liability;

•	nullifies the guidance in EITF 02-3 which required deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires a reporting entity to consider its own credit rating when valuing liabilities carried at fair value.

The requirements of SFAS 157 are generally applied prospectively to financial instruments apart from derivatives which have been accounted for in accordance with EITF 02-3, hybrid financial instruments that was measured at fair value at initial recognition using the transaction price under SFAS 155 and certain investments which have block discounts applied to them. The impact of adopting SFAS 157 for these financial instruments was recorded as a cumulative-effect adjustment to opening retained earnings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the FSP.

The remainder of SFAS 157 relating to financial assets and financial liabilities is effective for fiscal years beginning after November 15, 2007. As permitted by FSP SFAS 157-2, Nomura adopted SFAS 157 on April 1, 2008 for financial assets and financial liabilities only and has not applied the provisions of SFAS 157 to the following categories of assets and liabilities not held at fair value on a recurring basis:

•	Nonfinancial assets and nonfinancial liabilities acquired in a business combination but not measured at fair value on a recurring basis;

•	Goodwill and other intangible assets; and

•	Long-lived non-financial assets.

Nomura recognized a credit to opening retained earnings of ¥10,383 million after-tax as of April 1, 2008 from the partial adoption of SFAS 157. The key components of the transition adjustment were an increase of approximately ¥3,373 million after-tax for reversal of block discounts against financial instruments quoted in active markets and an increase of ¥6,933 million after-tax for the nullification of EITF 02-3.

The fair value hierarchy

SFAS 157 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as SFAS 157 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Fair value financial instruments which are valued using Level 1 inputs include:

•	G7 government and US agency debt securities

•	Listed stocks at Tokyo Stock Exchange 1st section

•	Equity securities traded on a liquid exchange

Level 2:

Quoted prices in inactive markets or containing other significant inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from market sources which are independent from Nomura at the measurement date.

Fair value financial instruments which are valued using Level 2 inputs include:

•	Debt securities (including government and corporate issuances) valued using observable inputs

•	Structured notes valued using observable inputs

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Equity securities traded on an illiquid exchange

•	Derivatives valued using observable parameters

Level 3:

Unobservable inputs which are significant to the fair value measurement of the financial instrument in its entirety. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments and are developed based on the best available information at the measurement date.

Fair value financial instruments which are valued using Level 3 inputs include:

•	Investments in non-investment grade Mortgage-Backed Securities (“MBS”) including investments in sub-prime or non-performing MBS

•	Structured notes valued using significant unobservable inputs

•	Loans valued using significant unobservable parameters

•	Private equity investments

•	Derivatives valued using significant unobservable parameters

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to: the prevalence of similar products in the market, especially if the product is significantly customized; how established the product is in the market, for example, whether it is a new product or is relatively mature; and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may result in the decline of available observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded or the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions on similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgement is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgement than those in the two preceding Levels.

Management judgment is required to determine whether a market is active or inactive in determining the fair value hierarchy. Key criteria used to determine whether a market is active or inactive include the number of transactions, the frequency pricing is updated by other market participants, the variability of prices quotations amongst other market participants, and the amount of publicly available information.

Valuation inputs available for certain instruments may fall into different levels of the fair value hierarchy. In such circumstances, for disclosure purposes, the instrument is categorized in accordance with the lowest level of the input which is significant to the fair value measurement of the instrument in its entirety.

Fair value of a financial asset when the market for that asset is not active

In October, 2008, the FASB issued Staff Position No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”) which provides guidance and provides an example to illustrate key considerations in determining the fair value of a financial asset when

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the market for that financial asset is not active. Any changes in valuation methodology as a result of the FSP SFAS 157-3 are accounted for prospectively as a change in accounting estimate. The FSP SFAS 157-3 is effective upon issuance, including prior periods for which financial statements had not been issued.

Nomura adopted FSP SFAS 157-3 on July 1, 2008. The guidance on fair value measurement did not have a material impact on these consolidated financial statements as it was consistent with Nomura’s existing valuation methodology at that date.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS 159 which allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If an entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods is recognized in current earnings. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. It also establishes presentation and disclosure requirements designed to allow a comparison between entities that elect different measurement attributes for similar assets and liabilities.

An entity may elect the fair value option for eligible items that exist at the date of adoption and report the difference between the carrying value and fair value as a cumulative-effect adjustment to the opening balance of retained earnings.

SFAS 159 is effective for fiscal years beginning after November 15, 2007, and Nomura adopted SFAS 159 on April 1, 2008. The financial assets and financial liabilities elected for the fair value option, and the reasons for the election are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the statement of operations caused by the difference in measurement basis that would otherwise exist between loans and the derivatives used to risk manage those instruments;

•

Equity method investments which are held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to simplify the accounting for these investments, and to more faithfully represent the purpose of these investments in these consolidated financial statements;

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under SFAS 140. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statement of operations which otherwise would arise had this election not been made. Even though Nomura has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheet and continue to be carried at fair value, with changes in fair value recognized through the consolidated statement of operations; and

•

All structured notes issued on or after the date of adoption. Because SFAS 159 incorporates similar accounting and disclosure requirements to SFAS 155, Nomura now applies SFAS 159 to all such financial instruments which have been issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statement of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions and to generally simplify the accounting it applied to these financial instruments. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities to the same purposes.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest and dividends arising from financial instruments to which the fair value option has been adopted are accounted as net gain on trading if they are a part of profit or loss from the change in market value, otherwise they are accounted as interest revenue or expense.

The adjustment to retained earnings as of adoption date was a credit of ¥5,258 million after-tax (¥7,693 million pre-tax), primarily arising from long-term financial liabilities accounted for as financings under SFAS 140.

Accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its balance sheet the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Consequently, Nomura recorded a reduction of ¥15,793 million to Accumulated other comprehensive income (loss) (after-tax) as of that date.

SFAS 158 also requires an entity to measure plan assets and benefit obligations as of the date of its financial statements, rather than on another date within three months of that date. This provision of SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2008 and therefore Nomura adopted the measurement provision on March 31, 2009. As Nomura’s measurement date already coincides with the date of the financial statements, this provision did not have a material impact on these consolidated financial statements.

See Note 14 “Employee benefit plans” within these consolidated financial statements for additional information regarding the adoption of SFAS 158.

Enhanced disclosures about derivatives and hedging

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendments of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the quantitative and qualitative disclosure requirements of SFAS 133 and other related literature and intends to provide an enhanced understanding of:

•	How and why a reporting entity uses derivative instruments;

•	How derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and

•	How derivative instruments affect a reporting entity’s financial position, financial performance and cash flows.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application permitted.

Nomura adopted SFAS 161 on January 1, 2009 and therefore has included the required disclosures in these consolidated financial statements for the three months ended March 31, 2009. Because this is a disclosure statement and does not impact the accounting treatment for derivative instruments and related hedged items, it did not have a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 4, “Derivative instruments and hedging activities” within these consolidated financial statements where the new disclosures have been made.

Enhanced disclosures about credit derivatives and guarantees

In September 2008, the FASB issued Staff Position No. SFAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP SFAS 133-1 and FIN 45-4”) which requires a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on the seller’s financial position, financial performance, and cash flows. In addition, the FSP amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) to exclude credit derivative instruments accounted for at fair value under SFAS 133. The FSP is effective for reporting periods (annual or interim) ending after November 15, 2008, with early adoption permitted.

Nomura adopted FSP SFAS 133-1 and FIN 45-4 on December 31, 2008 and therefore has included the required disclosures in these consolidated financial statements for the year ended March 31, 2009. Because this is a disclosure statement and does not impact the accounting treatment for credit derivatives or financial guarantees, it did not have a material impact on these consolidated financial statements.

See Note 4, “Derivative instruments and hedging activities” within these consolidated financial statements where the new disclosures have been made.

Offsetting of amounts related to certain contracts

In April 2007, the FASB issued FSP FIN 39-1 which addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007.

Nomura adopted FSP FIN 39-1 on April 1, 2008 and recognized ¥684 billion and ¥680 billion of netting of cash collateral receivables against net derivative liabilities and ¥378 billion and ¥923 billion of netting of cash collateral payables against net derivative assets as of March 31, 2008 and 2009, respectively.

See Note 4 “Derivative instruments and hedging activities” within these consolidated financial statements for further information on the netting applied to derivatives.

Enhanced disclosures about transfers of financial assets and interests in Variable Interest Entities

In December 2008, the FASB issued Staff Position No. SFAS 140-4 and FIN 46-R-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS 140-4 and FIN 46-R-8”) which requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for reporting periods (annual or interim) ending after December 15, 2008.

Nomura adopted FSP SFAS 140-4 and FIN-46-R-8 on December 31, 2008 and therefore has included the required disclosures in these consolidated financial statements for the year ended March 31, 2009. Because this is a disclosure statement and does not affect consolidation or derecognition accounting, it did not have a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 8, “Securitization and Variable Interest Entities (VIEs)” where the new disclosures have been made.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Accounting for business combinations

In December 2007, the FASB issued SFAS No. 141-R, “Business Combinations” (“SFAS 141-R”). SFAS 141-R expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at the fair value determined on the acquisition date and changes thereafter in valuation to be reflected in earnings rather than goodwill; changes the recognition timing for valuation; and requires acquisition costs to be expensed as incurred. SFAS 141-R applies prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption and retroactive application is not permitted.

Nomura intends to adopt SFAS 141-R for business combinations for which the acquisition date is on or after April 1, 2009. Adoption of SFAS 141-R will not have a material effect on these consolidated financial statements, but may have a material effect on the accounting for future business combinations.

Accounting for noncontrolling interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of non-controlling interests as a component of equity (rather than as a liability or as mezzanine equity). Under SFAS 160, a change in control will be measured at fair value. SFAS 160 also provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 with early adoption not permitted.

Nomura intends to adopt SFAS 160 on April 1, 2009. It is applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura is evaluating the impact of adoption on these consolidated financial statements.

Repurchase financing agreements

In February 2008, the FASB issued Staff Position No. SFAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS 140-3”) which provides implementation guidance on whether a transfer of a financial asset and repurchase agreement involving the same transferred financial asset entered into contemporaneously or in contemplation of each other must be evaluated as a single linked transaction or two separate transactions. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction unless specific criteria are met. The FSP is effective on a prospective basis for financial years beginning after November 15, 2008 (and interims within those years).

Nomura intends to adopt FSP SFAS 140-3 on April 1, 2009 and does not expect it to have a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity method accounting considerations

In November 2008, the FASB ratified the consensus in EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The EITF is effective prospectively for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years.

Nomura intends to adopt EITF 08-6 on April 1, 2009 and does not expect it to have a material impact on these consolidated financial statements.

Revisions to calculation of earnings per share

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”) which clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and therefore are included in the computation of earnings per share using the two-class method described by SFAS 128. All distributed and undistributed earnings are allocated to common shares and participating securities based on their respective rights to receive dividends. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior period earnings per share data presented are retrospectively adjusted.

Nomura intends to adopt FSP EITF 03-6-1 on April 1, 2009 and does not expect it to have a material impact on prospective or historical basic and diluted earnings per share amounts reported within these consolidated financial statements.

Instruments indexed to an entity’s own stock.

In June 2008, the FASB ratified the consensus in EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”) which provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. To meet the definition of “indexed to own stock,” an instrument’s contingent exercise provisions must not be based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations, and the variables that could affect the settlement amount must be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. The EITF is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

Nomura intends to adopt EITF 07-5 on April 1, 2009 and Nomura is evaluating the impact of adoption on these consolidated financial statements.

Enhanced disclosures about pension plan assets

In December 2008, the FASB issued Staff Position No. SFAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS 132-R-1”) which increases the information to be disclosed about plan assets on an annual basis and aligns these disclosures with those made under SFAS 157. In particular, a reporting entity will be required to separate plan assets into the three fair value hierarchy levels and provide a rollforward of the changes in fair value of plan assets classified as Level 3. The FSP is effective prospectively for fiscal years ending after December 15, 2009.

Nomura intends to adopt FSP SFAS 132-R-1 in these consolidated financial statements for the year ending March 31, 2010. As the FSP is a disclosure statement and does not impact upon the accounting for plan assets or benefit obligations, it will not have a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measurement of fair value in inactive markets

In April 2009, the FASB issued Staff Position No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP SFAS 157-4”) which provides guidance for determination of fair value when the volume and level of activity for an asset or liability have significantly declined and also mandates increased disclosures around financial assets and financial liabilities measured at fair value under SFAS 157. The FSP is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. Early adoption is permitted for periods ending after March 15, 2009.

Nomura intends to adopt FSP SFAS 157-4 on April 1, 2009. The guidance on fair value measurement is not expected to have a material impact on these consolidated financial statements as it is consistent with Nomura’s existing valuation methodology.

Interim disclosures about fair value of financial instruments

In April 2009, the FASB issued Staff Position No. SFAS 107-1 and APB 28- 1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP SFAS 107-1 and APB 28-1”) which requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. The FSP is effective for interim reporting periods ending after June 15, 2009, unless early adopted together with FSP FAS 157-4, which Nomura did not do.

Nomura intends to adopt FSP SFAS 107-1 and APB 28-1 in its quarterly interim consolidated financial statements ending June 30, 2009. As the FSP does not affect determination of fair value and only extends fair value disclosures to interim financial statements, it will not have a material impact on these consolidated financial statements.

Subsequent events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) which provides accounting and disclosure requirements of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS 165 defines:

•	The period after the balance sheet date during which events or transactions that may occur for potential recognition or disclosure in the financial statements are evaluated;

•	The circumstances under which a reporting entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	Disclosures about events or transactions that occurred after the balance sheet date.

SFAS 165 applies prospectively to interim or annual financial periods ending after June 15, 2009. Nomura intends to adopt SFAS 165 on April 1, 2009 and is currently evaluating the impact of adoption on these consolidated financial statements.

Codification of US GAAP

In June 2009, the FASB voted to approve a new FASB statement replacing SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” ( “SFAS 162”). This action will replace existing guidance defining the relative level of authority of various types of U.S. GAAP pronouncements and is part of a project to codify GAAP within a single authoritative volume, the FASB Accounting Standards Codification

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(“Codification”). The FASB’s primary objective in developing the Codification is to simplify access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The Codification is intended to accurately represent existing standards and not to create new guidance. The FASB also voted to approve the Codification as the single source of authoritative U.S. GAAP. Once the statement replacing SFAS 162 and the Codification are adopted, all other accounting literature not included in the Codification will be considered non-authoritative, except for certain SEC pronouncements.

At this time, the Codification has not been finalized, although the FASB has stated that it will be effective for interim and annual periods ending after September 15, 2009. Based upon the FASB’s statements about the objective of the Codification and the effective date, Nomura intends to adopt the Codification on July 1, 2009, and does not expect a material impact on these consolidated financial statements.

Transfers of financial assets

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”) which changes the requirements for derecognizing financial assets, eliminates the concept of a QSPE, and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales.

The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be recognized as a sale, as well as a clarification to the requirements needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to the revised consolidation guidance provided by SFAS 167, as described below, provided Nomura still has variable interests in those entities at the adoption date.

SFAS 166 is effective in the first annual reporting period that begins after November 15, 2009. Application of the revised guidance in SFAS 166 for transfers of financial assets is prospective after adoption.

Nomura intends to adopt SFAS 166 on April 1, 2010 and is currently evaluating SFAS 166 to determine what impact it will have on these consolidated financial statements.

Consolidation of variable interest entities

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”) which revises the existing accounting guidance determining when a VIE should be consolidated.

SFAS 167 requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has an interest that provides the company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses, the company must consolidate the entity. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer, by itself, determinative. SFAS 167 also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from existing guidance that requires evaluation at inception of the entity and only upon occurrence of certain events triggering reconsideration.

SFAS 167 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

SFAS 167 contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under SFAS 167 prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the balance sheet upon

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings. SFAS 167 may also be optionally applied retroactively in previously issued financial statements, with a cumulative-effect adjustment to retained earnings.

Nomura intends to adopt SFAS 167 on April 1, 2010 and is currently evaluating SFAS 167 to determine what impact it will have on these consolidated financial statements.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥99.15 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Fair value of financial instruments:

The majority of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are included in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings, and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment of the asset or liability.

In all cases, fair value is determined in accordance with SFAS 157 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained later, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis—

The fair value of financial instruments, including exchange traded securities and derivatives is based on quoted market prices, including market indices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. A variety of instruments, including cash and OTC contracts, have bid and ask prices that are observable in the market. These are measured at the point within the bid-ask range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models, incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including: the valuation technique or model selected; the quantitative assumptions used within the valuation model; the inputs into the model; as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close out adjustments, and other appropriate instrument-specific adjustments, such as those instruments under trade restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as is used for measuring counterparty credit risk on Nomura’s assets.

Such models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models. No material changes were made to valuation approach during the period.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk—

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, U.S. Government, Governments within EU and their agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds, including Securities pledged as collateral, represented 26% of total assets as of March 31, 2009. Please see Note 4, “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2009
	Japan	U.S.	E.U	Other	Total
Government and their agencies	¥4,005	¥396	¥1,803	¥184	¥6,388

	Translation into billions of U.S. dollars
	March 31, 2009
	Japan	U.S.	E.U	Other	Total
Government and their agencies	$40	$4	$18	$2	$64

Fair value hierarchy—

The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2009 within the fair value hierarchy, including those accounted for at fair value using the fair value option, based on the transparency of inputs to the valuation techniques used by Nomura to determine such fair values. Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the financial instrument.

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943
Loans and receivables(3)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614
Short-term borrowings(4)(5)	9	28	8	—	45
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into billions of U.S. dollars
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	$2.74	$5.97	$6.11	$—	$14.82
Debt securities and loans	60.58	14.13	8.00	—	82.71
Investment trust funds and other	0.19	0.35	0.06	—	0.60
Derivatives	6.44	157.15	17.05	(161.04)	19.60
Loans and receivables(3)	0.00	0.08	0.04	—	0.12
Other assets	2.87	0.54	0.51	—	3.92

Total	$72.82	$178.22	$31.77	$(161.04)	$121.77

Liabilities:
Trading liabilities
Equities	$4.17	$1.18	$0.01	$—	$5.36
Debt securities	23.75	2.52	0.00	—	26.27
Investment trust funds and other	0.01	—	—	—	0.01
Derivatives	7.28	153.23	14.36	(158.59)	16.28
Short-term borrowings(4)(5)	0.09	0.28	0.08	—	0.45
Payables and deposits(6)	—	0.00	(0.01)	—	(0.01)
Long-term borrowings(4)(5)(7)	0.39	4.89	(0.82)	—	4.46
Other liabilities	—	0.01	—	—	0.01

Total	$35.69	$162.11	$13.62	$(158.59)	$52.83

(1)	Counterparty netting of derivative assets and liabilities in accordance with FIN 39 and cash collateral netting against net derivatives in accordance with FSP FIN 39-1.
(2)	Includes equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(3)	Includes loans for which Nomura elected the fair value option under SFAS 159.
(4)	Includes structured notes for which Nomura elected the fair value option under either SFAS 155 or SFAS 159.
(5)	Includes embedded derivatives bifurcated in accordance with SFAS 133 from structured notes not elected for the fair value option. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with SFAS 133 from certain deposit liabilities. If unrealized gain is greater than unrealized loss, the deposit liability is reduced by the excess amount.
(7)	Includes secured financing transactions that are accounted for as financings rather than sales in accordance with SFAS 140. Nomura elected the fair value option under SFAS 159 for these liabilities.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on parameters which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a derivative valued using a combination of Level 1, Level 2 and Level 3 parameters would be classified in Level 3 in its entirety, if it’s value is significantly affected by at least one significant unobservable parameter.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following table presents information about financial assets and liabilities measured at fair value on a recurring basis for which Nomura has utilized Level 3 inputs to determine fair value. This table is prepared by the accumulation of quarterly information.

	Billions of yen
		Year ended March 31, 2009
		Unrealized and realized gains/losses
	Balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains /(losses)	Purchases (issuances) /sales (redemption), and settlement(2)	Net transfers in /(out of) Level 3(3)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥802	¥(113)	¥—	¥(53)	¥(0)	¥(166)	¥(31)	¥1	¥606
Debt securities and loans	783	(163)	—	—	2	(161)	26	145	793
Investment trust funds and other	21	(1)	—	—	—	(1)	(15)	1	6
Derivatives, net	121	43	—	—	—	43	(85)	188	267
Loans and receivables	4	(1)	—	—	—	(1)	2	(1)	4
Other assets	59	(0)	2	0	(0)	2	(11)	(0)	50

Total	¥1,790	¥(235)	¥2	¥(53)	¥2	¥(284)	¥(114)	¥334	¥1,726

Liabilities:
Trading liabilities
Equities	¥1	¥1	¥—	¥—	¥—	¥1	¥1	¥0	¥1
Debt securities	—	(0)	—	—	—	(0)	0	(0)	0
Short-term borrowings	15	5	—	—	—	5	14	(16)	8
Payables and deposits	—	(0)	—	—	—	(0)	(1)	(0)	(1)
Long-term borrowings	(59)	245	—	—	—	245	165	58	(81)

Total	¥(43)	¥251	¥—	¥—	¥—	¥251	¥179	¥42	¥(73)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into billions of U.S. dollars
		Year ended March 31, 2009
		Unrealized and realized gains/losses
	Balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains /(losses)	Purchases (issuances) /sales (redemption), and settlements(2)	Net transfers in /(out of) Level 3(3)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)	$8.08	$(1.14)	$—	$(0.53)	$(0.00)	$(1.67)	$(0.31)	$0.01	$6.11
Debt securities and loans	7.90	(1.64)	—	—	0.02	(1.62)	0.26	1.46	8.00
Investment trust funds and other	0.21	(0.01)	—	—	—	(0.01)	(0.15)	0.01	0.06
Derivatives, net	1.22	0.43	—	—	—	0.43	(0.86)	1.90	2.69
Loans and receivables	0.04	(0.01)	—	—	—	(0.01)	0.02	(0.01)	0.04
Other assets	0.60	(0.00)	0.02	0.00	(0.00)	0.02	(0.11)	(0.00)	0.51

Total	$18.05	$(2.37)	$0.02	$(0.53)	$0.02	$(2.86)	$(1.15)	$3.37	$17.41

Liabilities:
Trading liabilities
Equities	$0.01	$0.01	$—	$—	$—	$0.01	$0.01	$0.00	$0.01
Debt securities	—	(0.00)	—	—	—	(0.00)	0.00	(0.00)	0.00
Short-term borrowings	0.15	0.05	—	—	—	0.05	0.14	(0.16)	0.08
Payables and deposits	—	(0.00)	—	—	—	(0.00)	(0.01)	(0.00)	(0.01)
Long-term borrowings	(0.60)	2.47	—	—	—	2.47	1.67	0.58	(0.82)

Total	$(0.44)	$2.53	$—	$—	$—	$2.53	$1.81	$0.42	$(0.74)

(1)	Includes in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	If a financial instrument moves from Level 3 to another Level or migrates from another Level to Level 3, the amount reported in “Net transfers in / (out of) Level 3” is the fair value at the beginning of quarter during which the movement occurs.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the amounts of unrealized gains or (losses) for the year ended March 31, 2009 relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Year ended March 31, 2009
	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥4	¥—	¥(85)	¥(0)	¥(81)
Debt securities and loans	(135)	—	—	—	(135)
Investment trust funds and other	(1)	—	—	—	(1)
Derivatives, net	64	—	—	—	64
Loans and receivables	(5)	—	—	—	(5)
Other assets	(1)	4	0	—	3

Total	¥(74)	¥4	¥(85)	¥(0)	¥(155)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0
Debt securities	0	—	—	—	0
Short-term borrowings	2	—	—	—	2
Payables and deposits	0	—	—	—	0
Long-term borrowings	140	—	—	—	140

Total	¥142	¥—	¥—	¥—	¥142

	Translation into billions of U.S. dollars
	Year ended March 31, 2009
	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	$0.04	$—	$(0.86)	$(0.00)	$(0.82)
Debt securities and loans	(1.36)	—	—	—	(1.36)
Investment trust funds and other	(0.01)	—	—	—	(0.01)
Derivatives, net	0.65	—	—	—	0.65
Loans and receivables	(0.05)	—	—	—	(0.05)
Other assets	(0.01)	0.04	0.00	—	0.03

Total	$(0.74)	$0.04	$(0.86)	$(0.00)	$(1.56)

Liabilities:
Trading liabilities
Equities	$0.00	$—	$—	$—	$0.00
Debt securities	0.00	—	—	—	0.00
Short-term borrowings	0.02	—	—	—	0.02
Payables and deposits	0.00	—	—	—	0.00
Long-term borrowings	1.41	—	—	—	1.41

Total	$1.43	$—	$—	$—	$1.43

(1)	Includes in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Market conditions, in particular, a lack of liquidity, has reduced the observability of certain parameters which are significant to Nomura’s financial instrument valuations. These parameters include certain foreign currency exchange volatilities, certain credit spreads and also certain price of distressed bonds which were not observable at the end of the period.

As explained above, the valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility skew and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitizations.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

A range of fair values may be available for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for the instrument is based on management’s judgement of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

For the year ended March 31, 2009, losses of ¥284 billion ($2.86 billion) related to Level 3 assets had a material impact on Nomura’s results, however this impact has been mitigated by gains of ¥251 billion ($2.53 billion) related to Level 3 liabilities and has been further mitigated through Nomura’s management of its liquidity and capital resources. With regards to liquidity, please see Item 5.B, “Liquidity and Capital Resources” of this annual report.

If economic conditions do not change significantly, management does not anticipate a material difference between the fair value of Level 3 financial instruments and their settlement amounts in the future. Given that the valuation of these instruments fluctuate in response to a variety of factors, including, but not limited to general market sentiment, credit, interest rate, foreign exchange and correlation risk, current values may continue to decrease if conditions deteriorate further. Conversely, should conditions improve, an increase in the value of the Level 3 portfolio would be expected.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value option—

The following table presents gains (losses) due to changes in fair value for financial assets and financial liabilities measured at fair value using the fair value option under SFAS 155 and SFAS 159 at March 31 2009.

	Billions of yen	Translation into billions of U.S. dollars
	Year ended March 31, 2009
	Net gains and (losses) on trading
Assets:
Trading assets and private equity investments
Trading assets	¥(2)	$(0.02)
Private equity investments	(0)	(0.00)
Loans and receivables	(0)	(0.00)

Total	¥(2)	$(0.02)

Liabilities:
Short-term borrowings(1)	¥7	$0.07
Long-term borrowings(1)(2)	259	2.61

Total	¥266	$2.68

(1)	Includes structured notes and other financial liabilities.
(2)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for derecognition under SFAS 140.

Nomura elected to apply the fair value option for its common stocks investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) Nomura’s ownership share is 45.5%, and this investment is included in Private equity investments. Ashikaga Holdings recognized a total revenue of ¥83 billion ($0.83 billion), total expense of ¥110 billion ($1.11 billion) and a net loss of ¥7 billion ($0.07 billion) for the year ended March 31, 2009. As of March 31, 2009, its total assets and total liabilities were ¥4,921 billion ($49.63 billion) and ¥4,726 billion ($47.66 billion), respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected, by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥73 billion ($0.74 billion) for the year ended March 31, 2009, mainly because of the widening of Nomura’s credit spread. There was no significant impact on financial assets for which the fair value option was elected, attributable to instrument-specific credit risk.

As of March 31, 2009, the fair value of the aggregated unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion ($0.01 billion) more than the principal balance of such loans and receivables. The fair value of the aggregated unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥14 billion ($0.14 billion) less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instruments carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, which are described above, Nomura also carries other financial instruments at fair value on a nonrecurring basis, for which the primary valuation basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment of the asset or liability.

For the year ended March 31, 2009, Nomura recognized impairment losses of ¥100 billion ($1.01 billion) within Non-interest expenses—Other in the consolidated statement of operations against certain listed equity method investees as the impairment was determined to be due to an other-than-temporary decline in value. The amount of investments in the investees, which are included within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheet, were written down to their fair value of ¥37 billion ($0.37 billion). Fair value was determined in accordance with SFAS 157 using the unadjusted quoted market prices for the Investees. Consequently, these nonrecurring fair value measurements have been determined using inputs which would be classified as Level 1 in the fair value hierarchy.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Trading assets and Trading liabilities

Trading assets, including Securities pledged as collateral, and Trading liabilities consist of the following major types of financial instruments:

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2008		2009		2009
	Trading assets	Trading liabilities	Trading assets	Trading liabilities	Trading assets	Trading liabilities
Equities and convertible bonds	¥1,296	¥871	¥1,145	¥532	$11.55	$5.36
Government and government agency bonds	4,751	2,663	6,388	2,464	64.42	24.86
Bank and corporate debt securities	1,651	146	1,314	115	13.25	1.16
Commercial paper and certificates of deposit	321	—	165	—	1.66	—
Mortgage and mortgage-backed securities	478	—	331	26	3.34	0.26
Beneficiary interests and other	277	0	63	1	0.64	0.01
Derivative contracts(1)(2)	1,173	790	1,943	1,614	19.60	16.28

	¥9,947	¥4,470	¥11,349	¥4,752	$114.46	$47.93

(1)	Amounts disclosed for derivative contracts are reported on a net-by-counterparty basis and on a net-by-cash collateral basis where net presentation is consistent with FIN 39 and FSP FIN 39-1 as of March 31, 2008.
(2)	Amounts reported as of March 31, 2008 reflect retroactive application of FSP FIN 39-1.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gain (loss) on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt, equity instruments etc. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. The following table of net trading gains and losses by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Merchant Banking	¥(2,459)	¥(4,969)	¥(2,660)	$(27)
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	137,595	136,955	(38,660)	(389)
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	154,872	(70,266)	(87,019)	(878)

	¥290,008	¥61,720	¥(128,339)	$(1,294)

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, Securities borrowed, and Loans receivable. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less applicable allowances for loan losses unless they are elected under the fair value option and held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2008		2009		2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥784	¥784	¥516	¥507	$5.21	$5.11

Long-term borrowings

For long-term borrowings, certain financial instruments, including structured notes, are carried at fair value under SFAS 155 and 159. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2008		2009		2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥5,224	¥5,243	¥5,483	¥5,196	$55.30	$52.41

4. Derivative instruments and hedging activities

Derivatives used for trading purposes

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

Nomura also enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with FIN 39 and FSP FIN 39-1.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table discloses the fair value of derivative financial instruments used for trading purposes by Nomura.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2008	2009	2009
Derivative Trading Assets:
Foreign exchange forwards	¥91	¥134	$1.35
FRA(1), other OTC forwards, and futures contracts	67	17	0.17
Swaps	1,040	1,606	16.21
Securities options—purchased	155	734	7.40
Options other than securities options—purchased	198	375	3.78

Sub total(2)	¥1,551	¥2,866	$28.91
The amount netted with cash collateral	(378)	(923)	(9.31)

Total(3)	¥1,173	¥1,943	$19.60

Derivative Trading Liabilities:
Foreign exchange forwards	¥121	¥240	$2.42
FRA, other OTC forwards, and futures contracts	39	36	0.36
Swaps	748	657	6.63
Securities options—written	328	850	8.58
Options other than securities options—written	238	511	5.15

Sub total(2)	¥1,474	¥2,294	$23.14
The amount netted with cash collateral	(684)	(680)	(6.86)

Total(3)	¥790	¥1,614	$16.28

(1)	Forward Rate Agreements.
(2)	Total amounts are reported on a net-by-counterparty basis.
(3)	Total amounts are reported on a net-by-cash collateral basis and net-by-counterparty basis where net presentation is consistent with FIN 39 and FSP FIN 39-1. Amounts reported as of March 31, 2008 reflect retroactive application of FSP FIN 39-1.

Derivatives used for non-trading purposes

Nomura’s principal objective in using derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk about derivatives

The following table presents Nomura’s significant concentration exposures for financial institutions about OTC derivatives. The gross fair value of derivative assets presents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥13,511	¥(11,962)	¥(887)	¥662

	Translation into billions of U.S. dollars
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure of Credit Risk
Financial institutions	$136	$(120)	$(9)	$7

Derivative activities

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥8,286	¥878	¥8,963	¥860
Interest rate contracts	186,151	11,195	192,117	10,421
Credit contracts	49,587	5,512	49,409	5,137
Foreign exchange contracts	28,799	270	15,193	405
Commodity contracts	70	23	68	23
Other contracts	904	32	794	30

Total	¥273,797	¥17,910	¥266,544	¥16,876

Derivatives designated as hedging instruments(3):
Interest rate contracts	¥646	¥18	¥94	¥1

Total hedging derivatives	¥646	¥18	¥94	¥1

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into billions of U.S. dollars
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	$83.57	$8.86	$90.40	$8.67
Interest rate contracts	1,877.46	112.92	1,937.63	105.11
Credit contracts	500.12	55.59	498.33	51.82
Foreign exchange contracts	290.46	2.72	153.23	4.08
Commodity contracts	0.71	0.23	0.69	0.23
Other contracts	9.12	0.32	8.01	0.30

Total	$2,761.44	$180.64	$2,688.29	$170.21

Derivatives designated as hedging instruments(3):
Interest rate contracts	$6.52	$0.18	$0.95	$0.01

Total hedging derivatives	$6.52	$0.18	$0.95	$0.01

(1)	Includes the amount of embedded derivatives bifurcated in accordance with SFAS 133.
(2)	Derivative assets are reported in Trading assets. Derivative liabilities are reported in Trading liabilities, and embedded derivatives are reported in Short-term borrowings and Long-term borrowings.
(3)	Derivatives designated as hedging instruments are reported in Other assets-Other and Other liabilities-Other.

The following table discloses amounts included in the consolidated statement of operations related to derivatives:

	Billions of yen	Translation into billions of U.S. dollars
	Three month ended March 31, 2009(1)
	Net gains and (loss) on trading
Derivative contracts used for trading purpose(2):
Equity contracts	¥15	$0.15
Interest rate contracts	86	0.87
Credit contracts	41	0.41
Foreign exchange contracts	(175)	(1.76)
Commodity contracts	0	0.00
Other contracts	(3)	(0.03)

Total trading derivatives	¥(36)	$(0.36)

Derivatives designated as hedging instruments:
Interest rate contracts	¥2	$0.02

Total hedging derivatives	¥2	$0.02

(1)	The table only includes net gain and (loss) for the three months ended March 31, 2009, which is the first interim period after Nomura adopted SFAS 161.
(2)	Includes net gain and (loss) on embedded derivatives.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features are clauses that would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Group’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009, was ¥1,578 billion ($15.92 billion) with related collateral pledged at that date of ¥629 billion ($6.34 billion). In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥13 billion ($0.13 billion).

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in a option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivative used by Nomura are those linked to the performance of a credit default index. Nomura also writes single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, dissolution or insolvency of the underlying referenced entity, failure to pay and restructuring of obligations of the referenced security.

The following table presents information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings at March 31, 2009.

	Billions of yen
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,014	¥9,711	¥938	¥2,282	¥5,337	¥1,154	¥9,067
Credit default indices	2,962	32,963	628	8,808	17,795	5,732	32,919
Other credit-risk related portfolio products	1,044	5,178	45	921	2,561	1,651	4,915
Credit-risk related options and swaptions	2	8	—	8	—	—	8

Total	¥5,022	¥47,860	¥1,611	¥12,019	¥25,693	¥8,537	¥46,909

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into billions of U.S. dollars
	Carrying value(1)	Maximum Potential Payout/Notional					Notional
		Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	$10.23	$97.94	$9.46	$23.01	$53.83	$11.64	$91.45
Credit default indices	29.88	332.45	6.33	88.83	179.48	57.81	332.01
Other credit-risk related portfolio products	10.53	52.22	0.46	9.29	25.82	16.65	49.57
Credit-risk related options and swaptions	0.02	0.08	—	0.08	—	—	0.08

Total	$50.66	$482.69	$16.25	$121.21	$259.13	$86.10	$473.11

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following table presents information about Nomura’s written credit derivatives by external credit rating of underlying asset at March 31, 2009. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If neither of them are available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. as of March 31, 2009. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥227	¥591	¥2,619	¥3,537	¥1,540	¥1,197	¥9,711
Credit default indices	471	557	16,069	11,979	735	3,152	32,963
Other credit-risk related portfolio products	—	—	—	—	—	5,178	5,178
Credit-risk related options and swaptions	—	—	—	—	—	8	8

Total	¥698	¥1,148	¥18,688	¥15,516	¥2,275	¥9,535	¥47,860

	Translation into billions of U.S. dollars
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	$2.29	$5.96	$26.41	$35.67	$15.53	$12.08	$97.94
Credit default indices	4.75	5.62	162.07	120.81	7.41	31.79	332.45
Other credit-risk related portfolio products	—	—	—	—	—	52.22	52.22
Credit-risk related options and swaptions	—	—	—	—	—	0.08	0.08

Total	$7.04	$11.58	$188.48	$156.48	$22.94	$96.17	$482.69

(1)	“Other” includes credit derivatives with credit rating of underlying asset that is below investment grade or where rating is unavailable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Private equity business:

Nomura’s private equity investments, which are made primarily through its Merchant Banking Division, continue to expand in both Japan and Europe.

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

Nomura also adopted SFAS 159 on April 1, 2008 as well as SOP 07-1. As a result, all private equity investments are now accounted for at fair value, with changes in fair value recognized through the consolidated statement of operations. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

Private equity business in Japan

Nomura has an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2001, NPF has made 21 investments and exited from 15 of these investments (including partial sales) and the fair value of its investment portfolio is ¥98,998 million ($998 million) as at March 31, 2009.

NPF is a consolidated investment company pursuant to the provisions of SOP 07-1 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statement of operations from the adoption date of SOP 07-1 on April 1, 2007, rather than applying the equity method of accounting or consolidation, which was the accounting applied to certain investments prior to that date.

Nomura also makes private equity investments through another wholly-owned subsidiary Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company pursuant to SOP 07-1 as it invests in entities engaged in our core business.

On April 11, 2008, NFP and its joint investors entered into a share purchase agreement with Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”), a newly established entity for this transaction, The Ashikaga Bank Ltd. (“Ashikaga Bank”) and the Deposit Insurance Corporation of Japan (“DICJ”). Ashikaga Holdings acquired Ashikaga Bank’s shares from DICJ for ¥120 billion ($1.21 billion) and subscribed for Ashikaga Bank’s new shares for ¥160 billion ($1.61 billion) on July 1, 2008. Nomura elected the fair value option to account for its investment in Ashikaga Holdings common stock, in which its ownership share is 45.5%. For more information of the fair value option under SFAS 159, see Note 1, “Summary of accounting policies”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for the investments managed by Terra Firma at fair value in accordance with the AICPA Audit and Accounting Guide, “Investment Companies” until March 31, 2007, following which Nomura adopted SOP 07-1.

The Terra Firma Investments are held by entities which are consolidated investment companies pursuant to the provisions of SOP 07-1 and therefore Nomura continues to account for these investments at fair value, with changes in fair value recognized through the consolidated statement of operations.

The estimated fair value of the Terra Firma Investments was ¥130,938 million and ¥89,762 million ($905 million) at March 31, 2008 and 2009, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥252 billion ($2.54 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥671 billion ($6.77 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥25,182 million ($254 million) and reduced to ¥6,038 million ($61 million) as a result of adjustments for recyclable distributions. As of March 31, 2009, ¥4,392 million ($44 million) had been drawn down for investments.

For TFCP III, Nomura’s total commitment is ¥12,984 million ($131 million) and ¥7,037 million ($71 million) had been drawn down for investments as at March 31, 2009.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statement of operations.

Other Investments

Nomura also makes private equity investments in Europe through wholly owned subsidiaries and other consolidated entities which have third party pooling of funds. These entities are consolidated investment companies pursuant to the provisions of SOP 07-1 and therefore all investments are carried at fair value, with changes in fair value recognized through the consolidated statement of operations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Investment company accounting

Certain entities, including NPF and TFCPI are investment companies pursuant to the provisions of SOP 07-1 and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations from the adoption date of April 1, 2007.

The following table summarizes the aggregate carrying value (fair value) and the cost of investments held by all investment company subsidiaries consolidated within the Nomura group which are investment companies pursuant to SOP 07-1 and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Closing cost(1)	¥210,193	¥260,920	$2,632
Gross unrealized appreciation	148,354	90,760	915
Gross unrealized depreciation	(52,193)	(97,987)	(988)

Closing fair value	¥306,354	¥253,693	$2,559

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes the performance of the investments held by investment company subsidiaries during the period:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Opening fair value	¥487,059	¥306,354	$3,090
Purchase / (sales) of investees during the period(1)	(250,067)	36,414	368
Realized gains / (losses) during the period(2)	76,082	49,493	499
Change in unrealized gains / (losses) during the period	(6,720)	(138,568)	(1,398)

Closing fair value	¥306,354	¥253,693	$2,559

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the adjusted historical cost of the investment.

7. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2008	2009	2009
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥13,106	¥10,742	$108
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheet) or repledged	9,028	8,631	87

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Other assets—Investments in and advances to affiliated companies on the consolidated balance sheets at March 31, 2008 and 2009, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Trading assets:
Equities and convertible bonds	¥197,669	¥78,432	$791
Government and government agency bonds	263,955	495,043	4,993
Bank and corporate debt securities	718,380	312,729	3,154
Beneficial interests and others	531	52	1

	¥1,180,535	¥886,256	$8,939

Non-trading debt securities	¥94,560	¥108,700	$1,096
Investments in and advance to affiliated companies	¥49,761	¥35,682	$360

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Loans and receivables	¥22,352	¥7,408	$75
Trading assets	2,084,313	3,145,982	31,730
Office buildings, land, equipment and facilities	43,895	51,153	516
Non-trading debt securities	85,866	55,244	557
Other	1,982	—	—

	¥2,238,408	¥3,259,787	$32,878

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings and trading balances of secured borrowings, and derivative transactions. See Note 12, “Borrowings”, for further information regarding trading balances of secured borrowings.

8. Securitization and Variable Interest Entities (VIEs):

Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including retained interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheet, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined using observable prices or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement in the SPEs to which Nomura transferred assets. During the year ended March 31, 2009, Nomura securitized ¥137 billion ($1.39 billion) and recognized associated gain on sale of ¥203 million ($2.05 million). As of March 31, 2009, the cumulative balance of financial assets transferred to SPEs in which Nomura has continuing involvement was ¥1,122 billion ($11.31 billion), the size of total assets held by such SPEs was ¥1,198 billion ($12.08 billion), and Nomura’s retained interest was ¥7 billion ($0.07 billion). Nomura had outstanding collateral service agreements or written credit

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

default swap agreements in the amount of ¥29 billion ($0.30 billion). Nomura does not provide financial support beyond its contractual obligations. For the year ended March 31, 2009, Nomura received ¥139 billion ($1.40 billion) of proceeds from the SPEs.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under SFAS 140. The transfers are accounted for as secured financing transactions within Long-term borrowings.

	Billions of yen	Translation into billions of U.S. dollars
	March 31, 2009
Assets
Trading assets
Equities	¥136	$1.37
Debt securities	246	2.48
Mortgage and mortgage-backed securities	84	0.85

Total	¥466	$4.70

Liabilities
Long-term borrowings	¥443	$4.47

During the year ended March 31, 2008, Nomura securitized ¥691 billion of financial assets and received ¥12 billion from securitization trusts and paid ¥3 billion to securitization trusts. Nomura held ¥17 billion of retained interests in transferred assets as of March 31, 2008.

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of the consolidated VIEs’ assets and liabilities. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen	Translation into billions of U.S. dollars
	March 31, 2009
Consolidated VIEs’ assets
Cash and cash equivalent	¥50	$0.51
Trading assets
Equities	362	3.65
Debt securities	52	0.53
Mortgage and mortgage-backed securities	123	1.24
Investment trust funds and other	8	0.08
Derivatives	12	0.13
Office buildings, land, equipment and facilities	51	0.52
Other	32	0.30

Total	¥690	$6.96

Consolidated VIEs’ liabilities
Trading liabilities
Mortgage-backed securities	¥26	$0.26
Derivatives	2	0.02
Long-term borrowings	251	2.54
Other	28	0.28

Total	¥307	$3.10

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary or holds variable interests in VIEs that Nomura sponsored. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; guarantees and residual interests regarding leveraged and operating leases for aircraft held by VIEs; and loans and investments in VIEs that acquire operating businesses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs for which Nomura holds significant variable interests, or interests in VIEs that Nomura sponsored, and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥84	¥—	¥84
Debt securities	24	—	24
Mortgage and mortgage-backed securities	89	—	89
Investment trust fund and other	4	—	4
Derivatives	55	0	116
Loans	48	—	48
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	23

Total	¥304	¥0	¥388

	Translation into billions of U.S dollars
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	$0.85	$—	$0.85
Debt securities	0.24	—	0.24
Mortgage and mortgage-backed securities	0.89	—	0.89
Investment trust fund and other	0.04	—	0.04
Derivatives	0.56	0.00	1.18
Loans	0.49	—	0.49
Other	0.00	—	0.00
Commitments to extend credit and other guarantees	—	—	0.23

Total	$3.07	$0.00	$3.92

FSP SFAS 140-4 and FIN 46-R-8 is effective for the annual or interim reporting periods ending after December 15, 2008. The two tables below that relate to the prior fiscal year end were prepared in accordance with the disclosure requirements prior to the adoption of FSP SFAS 140-4 and FIN 46-R-8.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of VIEs’ assets that collateralized the VIEs’ obligations at March 31, 2008. The investors do not have any recourse to Nomura beyond the assets held in the VIEs.

Billions of yen
March 31, 2008
Consolidated VIE assets providing collateral for VIE obligations
Trading assets	¥240
Office buildings, land, equipment and facilities	47
Other	3

Total	¥290

The following table presents the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2008. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

Billions of yen
March 31, 2008
VIEs’ assets	¥457
Maximum exposure to loss	261

9. Receivables and payables

Loans receivable consist primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities (“financing activity loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

For each of these types of loans, the following table presents the total recorded investment or fair value for those loans elected for the fair value option:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Loans at banks	¥252,553	¥214,390	$2,162
Financing activity loans	200,947	191,489	1,931
Margin transaction loans	181,313	67,442	680
Inter-bank money market loans	149,449	45,858	463

Loans receivable total	¥784,262	¥519,179	$5,236

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible against loans receivable, receivables from customers and receivables from other than customers. Changes in the Allowance for doubtful accounts are presented below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Balance at beginning of year	¥2,878	¥2,027	¥1,399	$14
Provision for losses	220	149	3,089	31
Charge-offs	(1,407)	(252)	(318)	(3)
Other	336	(525)	(405)	(4)

Balance at end of year	¥2,027	¥1,399	¥3,765	$38

Net receivables/payables arising from unsettled securities transactions are included in Payables to other than customers amounting to ¥19,489 million at March 31, 2008 and Receivables from other than customers amounting to ¥480,182 million ($4,843 million) at March 31, 2009

10. Business combinations:

Lehman

In October 2008, Nomura acquired the majority of Lehman’s Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions will strengthen Nomura’s wholesale and investment banking businesses and expand its global capabilities.

Nomura also acquired Lehman’s specialized services companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd, Lehman Brothers Financial Services (India) Private Ltd and Lehman Brothers Structured Finance Services Private Ltd. The operations of these three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia Pacific by supporting IT operations, financial control, and global risk management.

Nomura has accounted for these acquisitions as a business combination. Accordingly, the operating results of the acquired businesses have been included in Nomura’s consolidated statement of operations from October 2008. The acquisition costs were allocated to the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The allocation of the purchase price will be completed within one year of the acquisition date, once Nomura has completed its analysis of the fair value of the assets acquired and liabilities assumed.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a summary of the estimated fair value of the assets acquired, including goodwill, and the liabilities assumed based on the preliminary values as of October 2008:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥2,675	$27
Loans and receivables	1,303	13
Office buildings, land, equipment and facilities	26,066	263
Intangible assets(1)	26,420	266
Other	2,434	25

Total assets	¥58,898	$594

Liabilities:
Payables and deposits	¥10,759	$109
Other	18,294	184

Total liabilities(2)	29,053	293

Net assets	29,845	301

Acquisition costs(3)	42,863	432

Preliminary estimate of goodwill(4)	¥13,018	$131

(1)	Intangible assets primarily comprise the estimated fair value of customer relationships and favorable lease agreements, which will be amortized based on a weighted-average amortization period of 10 years with no residual value.
(2)	Total liabilities include approximately ¥17 billion ($0.17 billion) of liabilities incurred in connection with the termination and relocation of Lehman employees. As of March 31, 2009, Nomura is still executing its restructuring plans for the acquired businesses and therefore additional liabilities will be recognized during the period through to September 30, 2009. Recognition of these liabilities will also result in an increase in the amount of reported goodwill.
(3)	Acquisition costs are primarily comprise the fair value of consideration given and direct acquisition costs incurred.
(4)	The preliminary estimate of goodwill of approximately ¥13 billion ($0.13 billion) represents the value expected from the synergies created from strengthening Nomura’s wholesale and investment banking businesses and expanding its global operations by integrating Lehman’s customer base. Of this amount, ¥8 billion ($0.08 billion) has been recorded in Nomura’s Global Markets segment and the remaining ¥5 billion ($0.05 billion) in its Investment Banking segment. ¥6 billion ($0.06 billion) of goodwill is deductible for Japan tax purposes.

In addition to restructuring of the acquired businesses, management also initiated a restructuring of Nomura’s existing activities at the end of 2008. Total restructuring costs of ¥7 billion ($0.07 billion) have been recognized in the consolidated statement of operations during the year. These costs primarily consist of one-time and ongoing staff termination costs which are reported within Non-interest expenses—Compensation and benefits.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited condensed combined pro forma financial information presents the results of operations as if the acquisitions had been completed as of April 1, 2007.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2008	2009	2009
Total revenue	¥2,297,185	¥679,920	$6,857
Net income (loss)	114,883	(794,081)	(8,009)
Basic EPS	60.20	(408.92)	(4.12)
Diluted EPS	60.01	(410.55)	(4.14)

The unaudited condensed combined pro forma financial information is presented for illustrative purposes only and does not indicate the actual consolidated financial results that would have been reported had the acquisitions actually taken place as of April 1, 2007. It also is not indicative of the results of operations in future periods.

11. Other assets-Other/ Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Other assets-Other:
Securities received as collateral	¥242,601	¥32,079	$324
Goodwill and other intangible assets	103,022	130,972	1,321
Deferred tax assets	273,041	334,123	3,370
Investments in equity securities for other than operating purposes	20,198	5,978	60
Other	170,047	220,091	2,220

Total	¥808,909	¥723,243	$7,295

Other liabilities:
Obligation to return securities received as collateral	¥242,601	¥32,079	$324
Accrued income taxes	35,669	10,593	107
Other accrued expenses	279,169	360,867	3,640
Minority interests	12,978	12,150	123
Other	65,767	64,035	645

Total	¥636,184	¥479,724	$4,839

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in goodwill, which are included in the consolidated balance sheets in Other assets-Other, are as follows.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2008		2009		2009
Balance at beginning of year	¥91,279		¥62,990		$635
Increase by business combinations and acquisitions	—		14,288	(2)	144
Impairment	—		(1,362)		(14)
Other	(28,289	)(1)	(5,457	)(3)	(54)

Balance at end of year	¥62,990		¥70,459		$711

(1)	¥17,143 million was no longer recognized following adoption of SOP 07-1 and deconsolidation of certain entities held by investment companies. ¥11,146 relates to translation adjustments.
(2)	¥13,018 million ($131 million) is related to Lehman and ¥1,270 million ($13 million) is related to Chi-X Global Technology which is a subsidiary of Instinet.
(3)	¥5,393 million ($54 million) is related to translation adjustments.

The gross carrying amounts of other intangible assets subject to amortization were ¥35,323 million and ¥59,677 million ($602 million) at March 31, 2008 and 2009, respectively. These amounts primarily comprise customer relationships related to the acquisitions of Instinet Incorporated and Lehman Brothers, which will be amortized based on a weighted-average amortization period of 15 years and 10 years, respectively. The gross carrying amounts of other intangible assets not subject to amortization were ¥8,563 million and ¥8,394 million ($85 million) at March 31, 2008 and 2009, respectively. Accumulated amortization of other intangible assets amounted to ¥3,854 million and ¥7,558 million ($76 million) at March 31, 2008 and 2009, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Borrowings:

Short-term and long-term borrowings of Nomura at March 31, 2008 and 2009 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Short-term borrowings(1):
Commercial paper	¥445,933	¥318,675	$3,214
Bank borrowings	658,438	796,742	8,036
Other	321,895	67,957	685

Total	¥1,426,266	¥1,183,374	$11,935

Long-term borrowings :
Long-term borrowings from banks and other financial institutions(2)	¥1,449,553	¥1,993,324	$20,104
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	610,920	923,086	9,310
Non-Japanese yen denominated	418	10,716	108
Floating-rate obligations:
Japanese yen denominated	120,198	131,971	1,331
Non-Japanese yen denominated	475,997	264,925	2,672
Index / Equity-linked obligations:
Japanese yen denominated	1,820,643	1,436,840	14,492
Non-Japanese yen denominated	367,487	279,138	2,815

	3,395,663	3,046,676	30,728

Sub-Total	4,845,216	5,040,000	50,832

Trading balances of secured borrowings	379,210	443,028	4,468

Total	¥5,224,426	¥5,483,028	$55,300

(1)	Include secured borrowings of ¥17,380 million ($175 million) at March 31, 2009.
(2)	Include secured borrowings of ¥24,722 million at March 31, 2008 and ¥29,898 million ($302 million) at March 31, 2009.
(3)	Include secured borrowings of ¥252,202 million at March 31, 2008 and ¥171,225 million ($1,727 million) at March 31, 2009.

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under SFAS 140. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Debt issued by the Company	¥1,502,345	¥1,974,286	$19,912
Debt issued by subsidiaries—guaranteed by the Company	2,365,315	1,706,250	17,209
Debt issued by subsidiaries—not guaranteed by the Company(1)	1,356,766	1,802,492	18,179

Total	¥5,224,426	¥5,483,028	$55,300

(1)	Includes trading balances of secured borrowings.

At March 31, 2008, fixed-rate obligations of long-term borrowings are due between 2008 and 2023 at interest rates ranging from 0.71% to 6.40%. Floating-rate obligations, which are generally based on LIBOR, are due between 2008 and 2015 at interest rates ranging from 0.92% to 5.32%. Index / Equity-linked obligations are due between 2008 and 2038 at interest rates ranging from 0.00% to 40.00%.

At March 31, 2009, fixed-rate obligations of long-term borrowings are due between 2009 and 2023 at interest rates ranging from 0.10% to 7.00%. Floating-rate obligations, which are generally based on LIBOR, are due between 2009 and 2018 at interest rates ranging from 0.57% to 3.91%. Index / Equity-linked obligations are due between 2009 and 2043 at interest rates ranging from 0.00% to 32.70%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, were as follows:

	March 31
	2008	2009
Short-term borrowings	1.37%	0.98%
Long-term borrowings	2.76%	1.56%
Fixed-rate obligations	0.88%	0.81%
Floating-rate obligations	2.08%	1.54%
Index / Equity-linked obligations	3.64%	1.89%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2008 consist of the following:

Year ending March 31	Millions of yen
2009	¥476,131
2010	533,596
2011	262,752
2012	564,551
2013	624,553
2014 and thereafter	2,383,633

Sub-Total	4,845,216

Trading balances of secured borrowings	379,210

¥5,224,426

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2009 consist of the following:

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2010	¥489,472	$4,937
2011	389,742	3,931
2012	710,933	7,170
2013	566,685	5,715
2014	440,053	4,438
2015 and thereafter	2,443,115	24,641

Sub-Total	5,040,000	50,832

Trading balances of secured borrowings	443,028	4,468

	¥5,483,028	$55,300

Borrowing facilities

At March 31, 2008 and 2009, Nomura had unutilized borrowing facilities of credit amounting to ¥370,209 million and ¥256,230 million ($2,584 million), respectively.

Subordinated borrowings

At March 31, 2008 and 2009, subordinated borrowings were ¥126,539 million and ¥949,098 million ($9,572 million), respectively.

Convertible Bonds

On December 16, 2008, Nomura issued the Subordinated Unsecured Convertible Bonds No.1 (the “Convertible Bonds”) totaling ¥110 billion at par. The initial conversion price was ¥745 per share subject to certain conversion price adjustment provisions. One of the adjustment provisions allowed for a reduction in the conversion price was the case if new shares were issued within ninety days of the issuance of the Convertible Bonds at

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consideration per share lower than the initial conversion price. This provision was considered a contingent beneficial conversion feature, to be recorded if and when the contingency was triggered. This contingency was triggered by a new share issuance announced on March 4, 2009 offering a total of 750,000,000 new shares to be issued through two distribution methods, a public offering as well as a third-party allotment. Accordingly, in March 2009, the conversion price was reduced to ¥438.2. As a result, in March 2009, Nomura reclassified the intrinsic value associated with this beneficial conversion feature from Long-term borrowing to Additional paid-in capital. The discount resulting from the reclassification of the beneficial conversion feature is amortized using the interest method until the maturity date of the Convertible Bonds of March 31, 2014. As of March 31, 2009, the balance in Additional paid-in capital associated with the beneficial conversion feature was ¥40,995 million, after considering the effect of deferred taxes. This provision expired during this fiscal year. The number of shares into which the convertible bonds are convertible was 251,026,928 as of March 31, 2009. Subject to certain governmental approval, Nomura may redeem all, for cash at their par amount, if the average closing price of our shares exceeds 120% of the conversion price for a defined period of time. In this case, partial redemption is not permissible.

13. Earnings per share:

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

A reconciliation of the amounts and the numbers used in the calculation of basic and diluted EPS is as follows:

	Yen amounts in millions except per share data presented in yen			Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Basic—
Net income (loss) applicable to common stock	¥175,828	¥(67,847)	¥(708,192)	$(7,143)

Weighted average number of shares outstanding	1,906,011,723	1,908,399,176	1,941,906,637

Basic EPS:
Net income (loss)	¥92.25	¥(35.55)	¥(364.69)	$(3.68)

Diluted—
Net income (loss) applicable to common stock on which diluted net income per share is calculated	¥175,819	¥(67,849)	¥(708,207)	$(7,143)

Weighted average number of shares outstanding used in diluted EPS computations	1,911,093,936	1,907,307,701	1,934,159,290

Diluted EPS:
Net income (loss)	¥92.00	¥(35.57)	¥(366.16)	$(3.69)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining diluted EPS, net income applicable to common stock has been adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the years ended March 31, 2007, 2008 and 2009 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would individually reduce EPS in each of the years ended March 31, 2007 and thereafter. Also the weighted average number of shares used in the calculation of diluted EPS reflect potential decrease in number of common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would individually increase loss per share in the years ended March 31, 2008 and 2009.

Antidilutive stock options to purchase 1,816,000, and 14,058,600 common shares at March 31, 2007, and 2008, respectively, were not included in the computation of diluted EPS. Also antidilutive stock options and convertible bonds to purchase or convert to 266,942,428 common shares at March 31, 2009, were not included in the computation of diluted EPS.

14. Employee benefit plans:

Nomura provides various severance benefits and pension plans which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory funded benefit pension plans for their employees who meet eligibility requirements. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at the retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason of retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government bond rates. This plan amendment attributed a reduction in the benefit obligations of the subsidiaries.

Substantially all overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥3,357 million and ¥7,628 million ($77 million) at March 31, 2008, and 2009, respectively.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans include the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Japanese entities’ plans—

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Service cost	¥8,857	¥9,395	¥9,706	$98
Interest cost	4,729	4,928	5,058	51
Expected return on plan assets	(3,909)	(4,118)	(3,543)	(36)
Amortization of net actuarial losses	1,401	1,452	3,260	33
Amortization of prior service cost	84	86	(202)	(2)

Net periodic benefit cost	¥11,162	¥11,743	¥14,279	¥144

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets and a summary of the funded status:

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2008	2009	2009
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥234,988	¥244,338	$2,464
Service cost	9,395	9,706	98
Interest cost	4,928	5,058	51
Actuarial loss	2,369	1,596	16
Benefits paid	(7,374)	(12,533)	(126)
Plan amendment	—	(18,332)	(185)
Other	32	48	1

Projected benefit obligation at end of year	¥244,338	¥229,881	$2,319

Change in plan assets:
Fair value of plan assets at beginning of year	¥158,623	¥141,685	$1,429
Actual return on plan assets	(20,033)	(26,740)	(270)
Employer contributions	8,775	7,303	74
Benefits paid	(5,680)	(5,876)	(59)
Other	—	112	1

Fair value of plan assets at end of year	¥141,685	¥116,484	$1,175

Funded status at end of year	(102,653)	(113,397)	(1,144)

Amounts recognized in the consolidated balance sheets	¥(102,653)	¥(113,397)	$(1,144)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the plan amendment for a part of the defined benefit plans, the projected benefit obligation decreased by ¥18,332 million at December 31, 2008 and resulted in an unrecognized prior service cost, which will be recognized in future service periods.

The accumulated benefit obligation for Japanese entities’ plans was ¥219,326 million and ¥226,615 million ($2,286 million) as of March 31, 2008 and 2009, respectively.

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2008 and 2009 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Plans with ABO in excess of plan assets:
PBO	¥244,338	¥229,881	$2,319
ABO	219,326	226,615	2,286
Fair value of plan assets	141,685	116,484	1,175
Plans with PBO in excess of plan assets:
PBO	¥244,338	¥229,881	$2,319
ABO	219,326	226,615	2,286
Fair value of plan assets	141,685	116,484	1,175

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ended March 31
	2009	2009
Net actuarial loss	¥98,769	$996
Net prior service cost	(16,964)	(171)

Total	¥81,805	$825

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ending March 31
	2010	2010
Net actuarial loss	¥4,757	$48
Net prior service cost	(1,062)	(11)

Total	¥3,695	$37

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2008	2009
Discount rate	2.1%	2.0%
Rate of increase in compensation levels	3.7%	2.5%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2007	2008	2009
Discount rate	2.1%	2.1%	2.0%
Rate of increase in compensation levels	3.6%	3.7%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2008	2009
Equity securities	43.6%	36.6%
Debt securities	49.2%	58.0%
Other	7.2%	5.4%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese entities’ plans, the target of strategic allocation is principally 46.5% equity securities, 45.5% debt securities and 8.0% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Cash Flows

Nomura expects to contribute approximately ¥14,386 million ($145 million) to Japanese entities’ plans in the year ending March 31, 2010 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2010	¥8,280	$84
2011	8,475	85
2012	8,713	88
2013	8,530	86
2014	8,775	89
2015-2019	51,353	518

Defined contribution pension plans—

In addition to the defined benefit pension plans, the Company, Nomura Securities Co., Ltd., and other Japanese and non-Japanese entities have defined contribution pension plans.

Nomura contributed ¥858 million, ¥905 million and ¥1,415 million ($14 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2007, 2008, and 2009, respectively. During the year ended March 31, 2009 certain subsidiaries in Japan increased an amount being contributed to defined contribution plans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contributions to the overseas defined contribution pension plans were ¥3,946 million, ¥3,836 million and ¥4,711 million ($48 million) for the years ended March 31, 2007, 2008 and 2009, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥5,356 million, ¥6,179 million and ¥6,200 million ($63 million) for the years ended March 31, 2007, 2008 and 2009, respectively.

15. Stock-based compensation plans:

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

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate—estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average grant date fair value of options granted during the years ended March 31, 2007, 2008 and 2009 were ¥485, ¥496 and ¥281 ($3) per share, respectively. The weighted-average assumptions used for the years are as follows:

	Year ended March 31
	2007	2008	2009
Expected volatility	36.48%	33.85%	32.73%
Expected dividends yield	1.58%	1.54%	2.28%
Expected lives (in years)	6	6	6
Risk-free interest rate	1.68%	1.65%	1.43%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity related to these stock option plans (A-plan) is as follows:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding at March 31, 2006	7,167,000	1,620	4.7
Granted	1,832,000	2,210
Exercised	(1,425,000)	1,696
Repurchased	—	—
Forfeited	(47,000)	1,714
Expired	—	—

Outstanding at March 31, 2007	7,527,000	1,746	4.4
Granted	2,016,000	2,382
Exercised	(504,200)	1,590
Repurchased	—	—
Forfeited	(38,000)	1,987
Expired	—	—

Outstanding at March 31, 2008	9,000,800	1,891	4.1
Granted	2,088,000	1,460
Exercised	(21,500)	1,336
Repurchased	—	—
Forfeited	(6,000)	2,045
Expired	—	—

Outstanding at March 31, 2009	11,061,300	1,645	3.7

The total intrinsic value of options exercised during the years ended March 31, 2007, 2008 and 2009 were ¥1,087 million, ¥308 million and ¥5 million ($0.1 million), respectively. The aggregate intrinsic value of options outstanding at March 31, 2009 was ¥nil.

The following table details the distribution of the options at March 31, 2009:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥2,125	2,001,000	¥2,125	5.3	—	¥—
¥1,964	1,804,000	1,964	4.3	1,804,000	1,964
¥1,600	1,166,000	1,600	0.2	1,166,000	1,600
¥1,460	2,088,000	1,460	6.4	—	—
¥1,444	1,230,000	1,444	1.2	1,230,000	1,444
¥1,434	1,250,000	1,434	2.2	1,250,000	1,434
¥1,258	1,522,300	1,258	3.3	1,522,300	1,258

Total	11,061,300	¥1,645	3.7	6,972,300	¥1,562

At March 31, 2007, 2008 and 2009, options exercisable were 3,999,000, 5,189,800 and 6,972,300, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock unit plans (B-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock unit plans for employees (directors, executive officers and certain employees). These stock units vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. The exercise price is a nominal ¥1 per share.

Activity related to these stock unit plans (B-plan) is as follows:

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding at March 31, 2006	3,812,000	1,453
Granted	4,065,600	2,415
Exercised	(780,000)	1,619
Repurchased	—	—
Forfeited	(629,100)	2,074
Expired	—	—

Outstanding at March 31, 2007	6,468,500	1,978
Granted	8,769,800	2,314
Exercised	(1,670,600)	1,398
Repurchased	—	—
Forfeited	(903,200)	2,356
Expired	—	—

Outstanding at March 31, 2008	12,664,500	2,260
Granted	8,223,900	1,560
Exercised	(2,779,700)	2,248
Repurchased	—	—
Forfeited	(561,600)	1,958
Expired	—	—

Outstanding at March 31, 2009	17,547,100	1,944

As of March 31, 2009, there was ¥6,660 million ($67 million) of total unrecognized compensation cost related to stock unit plans. Such cost is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of shares vested during the years ended March 31, 2007, 2008 and 2009 were ¥2,897 million, ¥5,421 million and ¥5,778 million ($58 million), respectively.

Total stock-based compensation expense included in net income (loss) for the years ended March 31, 2007, 2008 and 2009 were ¥6,525 million, ¥13,188 million and ¥16,476 million ($166 million), respectively. Total related tax benefits recognized in earnings for stock-based compensation expense for the years ended March 31, 2007, 2008 and 2009 were ¥335 million, ¥990 million and ¥1,045 million ($11 million), respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations. Cash received from exercise of the stock-based compensation plans during the year ended March 31, 2009 was ¥35 million ($0.4 million) and the tax benefit realized from exercise of the stock options was ¥nil.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent events

On April 30, 2009, the Company has issued stock acquisition rights of common stock pursuant to stock unit plans (B-plan) for foreign subsidiaries directors and certain employees. The total number of stock acquisition rights to be issued is 102,930 for the acquisition of 10,293,000 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and become exercisable two years after the grant date, and expire seven years after the grant date.

On June 16, 2009, the Company has issued stock acquisition rights of common stock pursuant to stock units plans (B-plan) for directors and certain employees in the Company and subsidiaries. The total number of stock acquisition rights to be issued is 16,300 for the acquisition of 1,630,000 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and are exercisable two years after the grant date, and expire seven years after the grant date.

16. Income taxes:

The components of income tax expense reflected in the consolidated statements of operations are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Current:
Domestic	¥150,876	¥133,196	¥7,635	$77
Foreign	(4,690)	9,924	5,142	52

Sub Total	146,186	143,120	12,777	129

Deferred:
Domestic	(14,874)	(114,132)	(84,072)	(847)
Foreign	14,618	(25,729)	441	4

Sub Total	(256)	(139,861)	(83,631)	(843)

Total	¥145,930	¥3,259	¥(70,854)	$(714)

The income tax benefit recognized from net operating losses for the year ended March 31, 2009 totaled ¥69,205 million ($698 million).

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic effective statutory tax rate is approximately 41%.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the consolidated statements of operations to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2007	2008	2009
Normal effective statutory tax rate	41.0%	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	11.6	(166.3)	(27.7)
Non-deductible expenses	2.1	(28.2)	(3.9)
Non-taxable revenue	(3.8)	13.8	2.9
Tax effect of undistributed earnings of foreign subsidiaries	0.2	15.9	(0.7)
Different tax rate applicable to income (loss) of foreign subsidiaries	0.6	(2.9)	(9.9)
Tax benefit recognized on the devaluation of investment in foreign subsidiaries	(8.0)	121.6	7.6
Other	1.7	0.1	(0.2)

Effective tax rate	45.4%	(5.0)%	9.1%

The net deferred tax assets of ¥273,041 million and ¥334,123 million ($3,370 million) included in Other assets—Other in the consolidated balance sheets at March 31, 2008 and 2009, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥20,763 million and ¥34,552 million ($348 million) included in Other liabilities in the consolidated balance sheets at March 31, 2008 and 2009, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of deferred tax assets and liabilities are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2008	2009		2009
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥5,218	¥18,576		$187
Investments in subsidiaries and affiliates	218,602	241,506		2,436
Valuation of financial instruments	181,078	232,595		2,346
Accrued pension and severance costs	58,414	59,064		596
Other accrued expenses and provisions	74,164	70,899		715
Operating losses	158,360	343,581		3,465
Other	2,809	4,303		43

Gross deferred tax assets	698,645	970,524		9,788
Less—Valuation allowance	(326,634)	(493,906)		(4,981)

Total deferred tax assets	372,011	476,618		4,807

Deferred tax liabilities
Investments in subsidiaries and affiliates	53,364	56,398		569
Valuation of financial instruments	48,850	59,065		595
Undistributed earnings of foreign subsidiaries	1,257	5,114		52
Valuation of fixed assets	14,418	22,982		232
Reclassification of convertible bonds	—	28,340	(1)	286
Other	1,844	5,148		52

Total deferred tax liabilities	119,733	177,047		1,786

Net deferred tax assets	¥252,278	¥299,571		$3,021

(1)	See Note 12, “Borrowings”, for further discussion on the convertible bonds.

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

	Millions of yen						Translation into millions of U.S. dollars
	Year ended March 31
	2007		2008		2009		2009
Balance at beginning of year	¥231,726		¥280,207		¥326,634		$3,294
Net change during the year	48,481	(1)	46,427	(2)	167,272	(3)	1,687

Balance at end of year	¥280,207		¥326,634		¥493,906		$4,981

(1)	Includes ¥40,956 million related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S subsidiaries and the allowance for deferred tax assets previously recorded on certain European subsidiaries. These allowances for deferred tax assets are determined based on a review of future realizable value.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Includes ¥9,491 million related to foreign subsidiaries which is mainly due to the increase of non-recoverability of losses in certain U.S subsidiaries and the decrease of allowance for deferred tax assets previously recorded on certain European subsidiaries, and ¥36,550 million related to the Company, which is due to the allowance for the non-recoverability of future realizable losses on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.
(3)	Includes ¥121,273 million ($1,223 million) related to foreign subsidiaries which is mainly due to the increase of non-recoverability of losses in certain U.S subsidiaries and in certain European subsidiaries, ¥25,817 million ($260 million) related to subsidiaries in Japan and ¥20,182 million ($204 million) related to the Company, which is due to the allowance for the non-recoverability of future realizable losses on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.

At March 31, 2009, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥3,760 million ($38 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

At March 31, 2009, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,092,857 million ($11,022 million) resulting from certain U.S. and European subsidiaries and from the Company. These losses, except for ¥464,833 million ($4,688 million), which can be carried forward indefinitely, expire as follows: 2009 through 2016—¥279,075 million ($2,815 million), 2017 and thereafter—¥348,949 million ($3,519 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognised tax benefits as of the date of adoption of FIN 48 and that as of March 31, 2009 were ¥nil. Also there were no movements of the gross amounts in unrealized tax benefits and the amounts of interest and penalties recognised due to the unrealized tax benefits during the year ended March 2009. Nomura recognises the accrual of interest related to unrecognised tax benefits and penalties related to unrecognised tax benefits, if there are any, in Income tax expense in the consolidated statement of operations.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom and United States. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits would be established if necessary, which Nomura believes to be adequate with regards to the potential for additional exposure. It is reasonably possible that there may be a significant increase in unrecognised tax benefits within 12 months of March 31, 2009. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognised tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which we remain subject to examination. Under Hong Kong tax law, the time bar does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2004	(1)
UK	2007
US	1999

(1)	For transfer pricing, the earliest year in which we remain subject to examinations is 2003.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2007	2008	2009
Number of shares outstanding at beginning of year	1,904,864,196	1,907,049,871	1,906,885,059

New issue	—	—	695,172,900

Common stock held in treasury:
Repurchases of common stock	(89,517)	(2,344,149)	(74,263)
Sales of common stock	9,412	12,776	32,162
Common stock issued to employees	2,172,000	2,174,800	2,801,200
Other net change in treasury stock	93,780	(8,239)	(37,215)

Number of shares outstanding at end of year	1,907,049,871	1,906,885,059	2,604,779,843

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan (On May 1, 2006, the Companies Act of Japan became effective, which reformed and replaced the Commercial Code of Japan.). Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. The amount available for dividends and acquisition of treasury stock was ¥537,260 million ($5,419 million) at March 31, 2009. This amount is based on the amount recorded in the Company’s unconsolidated books of account maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated books of account have no effect on the determination of the amount available for dividends and acquisition of treasury stock under the Companies Act of Japan.

Retained earnings include Nomura’s equity in undistributed earnings of investees accounted for by the equity method in the amount of ¥66,916 million ($675 million) at March 31, 2009.

Dividends on common stock per share were ¥44 for the year ended March 31, 2007, ¥34 for the year ended March 31, 2008 and ¥25.5 ($0.26) for the year ended March 31, 2009.

On January 31, 2008, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 25 million shares, (b) total value of shares authorized for repurchase is up to ¥40 billion and (c) the share buyback will run from February 8, 2008, to March 14, 2008. Under this repurchase program, the Company repurchased 1.7 million shares of common stock at a cost of ¥2,520 million.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, 1,185 thousand shares, or ¥2,348 million ($24 million), held by affiliated companies at March 31, 2009.

Nomura issued 661,572,900 shares and 33,600,000 shares through a global offering and third-party allotment, respectively in March, 2009.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Regulatory requirements:

The Financial Services Agency requires financial conglomerates to maintain net capital not less than the required capital on a consolidated basis under the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”), which was established in June 2005. As of March 31, 2008, the Company was in compliance with the minimum capital requirement. The Company has selected to calculate its consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”), which is allowed under the provision in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” instead of the Financial Conglomerate Guideline from the end of March, 2009. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%. As of March 31, 2009, the Company was in compliance with the minimum capital requirement.

Under the Financial Instruments and Exchange Act, Nomura Securities Co, Ltd, (“NSC”) is subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories; (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2008 and 2009, the capital adequacy ratio of NSC exceeded 120%.

“Financial Instruments Firms” in Japan are required to segregate cash deposited by customers on securities transactions under the Financial Instruments and Exchange Act. At March 31, 2008 and 2009, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥123,801 million and ¥200,350 million ($2,021 million) and equities with a market value of ¥112,797 million and ¥3,116 million ($31 million), respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by the Financial Industry Authority (“FINRA”) as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”), which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $500,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2008 and 2009, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, the Nomura Europe Holdings plc (NEHS) group is regulated on a consolidated basis by the Financial Services Authority in the United Kingdom. Certain banking and broker/dealer subsidiaries of the NEHS group, including Nomura International plc, are also regulated on a stand alone basis by the Financial Services Authority or other appropriate local regulators. All of these regulators impose minimum capital

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adequacy requirements and limits on exposures to other entities within the Nomura Group. At March 31, 2008 and 2009 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

In Hong Kong, Nomura International (Hong Kong) Limited (“NIHK”) is licensed by the Securities and Futures Commission, Hong Kong to carry out regulated activities including dealing in securities and futures contracts, advising on securities and futures contracts, and advising on corporate finance. Its two branches, namely Taiwan branch and Korea branch, are also regulated by their local regulators under their respective jurisdictions. Activities of NIHK, including its two branches, are subject to the Securities and Futures (Financial Resources) Rules (FRR rules) which requires NIHK, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means the amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the FRR rules. At March 31, 2008 and 2009, NIHK was in compliance with all relevant regulatory capital related requirements.

19. Affiliated companies and other equity-method investees:

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

Nomura recognized impairment losses of ¥17,551 million and ¥13,618 million ($137 million) against its investment in JAFCO for the years ended March 31, 2008 and 2009, respectively. The share price of JAFCO has declined significantly during 2008 and 2009 as the Japanese stock market slowed down and this decline was determined to be other-than-temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statement of operations.

At March 31, 2009, Nomura’s ownership of JAFCO was 27.5% and there was no balance of equity method goodwill arising from JAFCO.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 million of its shares from Nomura in November 2005.

For the year ended March 31, 2009, Nomura sold ¥38,419 million worth of software and computer equipment to NRI.

At March 31, 2009, Nomura’s ownership of NRI was 38.5% and the balance of equity method goodwill arising from NRI was ¥56,934 million ($574 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB has owned certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 20 “Commitments, contingencies and guarantees”, Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of certain real estate properties previously leased to Nomura.

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

At March 31, 2009, Nomura’s ownership of NLB was 38.6% and the balance of equity method goodwill arising from NLB was ¥1,485 million ($15 million).

Fortress Investment Group LLC (“Fortress”)—

Fortress is a global alternative asset manager. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles.

In January 2007, Nomura acquired Class A shares of Fortress for approximately $888 million, representing 15% of voting interests. On February 8, 2007, Fortress announced its initial public offering of 34,286,000 Class A shares priced at $18.50 per share. Fortress also granted the underwriters an option to purchase up to an additional 5,142,900 Class A shares. In accordance with EITF Issue No. 03-16, “Accounting for Investments in Limited Liability Companies,” the investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method as prescribed by EITF Topic No.D-46, “Accounting for Limited Partnership Investments.”

Fortress’s shares began trading on February 9, 2007, on the New York Stock Exchange. Since the price of capital paid in per share exceeded Nomura’s carrying amount per share of Fortress stock, Nomura recognized a gain from changes in equity of Fortress, in the consolidated statement of operations during the year ended March 31, 2007.

For the year ended March 31, 2009, Nomura recognized an impairment loss of ¥81,248 million ($819 million) against its investment in Fortress. The share price of Fortress has declined significantly during 2008 as

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the U.S. stock market slowed down and this decline was determined to be other-than-temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statement of operations.

At March 31, 2009, Nomura owned a 13.5% of voting interest in Fortress and there was no balance of equity method goodwill arising from Fortress.

Summary Financial Information—

A summary of financial information for JAFCO, NRI and NLB is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Total assets	¥1,549,634	¥2,012,853	$20,301
Total liabilities	1,007,620	1,507,486	15,204

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Net Revenues	¥605,075	¥493,058	¥530,181	$5,347
Non-interest expenses	383,439	430,766	498,104	5,024
Net income	147,186	30,340	2,598	26

A summary of financial information for Fortress is as follows:

		Millions of yen		Translation into millions of U.S. dollars
		March 31
		2008(1)	2009(1)	2009
Total assets		¥199,356	¥154,981	$1,563
Total liabilities		180,308	146,871	$1,481

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007(1)	2008(1)	2009(1)	2009
Net Revenues	¥780,016	¥63,835	¥38,702	$390
Non-interest expenses	65,260	185,405	150,079	1,514
Net income (loss)	51,804	(6,844)	(32,458)	(327)

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2006, 2007 and 2008, respectively. Nomura records its share of Fortress’s earnings on the equity basis on a three month lag.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of balances and transactions with affiliated companies and other equity-method investees, except for the lease transactions with NLB, which are disclosed in Note 20, “Commitments, contingencies and guarantees”, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Investments in affiliated companies	¥361,334	¥240,055	$2,421
Advances to affiliated companies	—	3,419	34

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Revenues	¥7,403	¥1,738	¥865	$9
Non-interest expenses	38,078	40,526	43,750	441
Purchase of software and tangible assets	68,563	52,890	44,602	450

In addition to the above, the sale of tangible assets for the year ended March 31, 2008 was ¥11,541 million and the sale of software and tangible assets for the year ended March 31, 2009 was ¥38,420 million ($387 million).

The aggregate carrying amount and market value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Carrying amount	¥278,676	¥173,831	$1,753
Market value	309,355	156,194	1,575

Equity in earnings of equity-method investees, including those mentioned above, amounted to ¥53,367 million, ¥10,416 million and loss of ¥5,534 million ($56 million) for the years ended March 31, 2007, 2008 and 2009, respectively. Equity in earnings of equity-method investees are included in Revenue—Other in the consolidated statements of operations. Dividends from equity-method investees for the years ended March 31, 2007, 2008 and 2009 were ¥3,044 million, ¥10,036 million and ¥7,308 million ($74 million), respectively.

20. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Commitments to extend credit	¥181,341	¥99,915	$1,008
Commitments to invest in partnerships	124,154	69,320	699

At March 31, 2009, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥99,915	¥61,524	¥35,198	¥400	¥2,793
Commitments to invest in partnerships	69,320	26,889	11,290	15,270	15,871

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$1,008	$621	$355	$4	$28
Commitments to invest in partnerships	699	271	114	154	160

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥10,760 million as of March 31, 2008 and ¥30,552 million ($308 million) as of March 31, 2009.

Nomura has commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to ¥2,338 billion for resale agreements and ¥5,579 billion for repurchase agreements at March 31, 2008 and ¥1,890 billion ($19.06 billion) for resale agreements and ¥3,011 billion ($30.37 billion) for repurchase agreements at March 31, 2009.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura undertakes obligations to return debt and equity securities borrowed without collateral of ¥462 billion and ¥96 billion ($0.97 billion) at March 31, 2008 and 2009, respectively.

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

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31 2007, 2008 and 2009 were ¥33,731 million, ¥37,823 million and ¥46,467 million ($469 million), respectively. A portion of such rentals is paid to NLB, an affiliated company. Also, see Note 19 “Affiliated companies and other equity-method investees”.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2007	2008	2009	2009
Lease deposits	¥7,768	¥9,246	¥9,175	$93
Rent paid during the year	3,549	4,912	5,432	55

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2009:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Present value of minimum lease payments(1)	¥1,150	¥500	¥372	¥224	¥53	¥1	¥—

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Present value of minimum lease payments(1)	$12	$5	$4	$2	$1	$0	$—

(1)	As interest is not material, it is not shown separately.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Office buildings, land, equipment and facilities in the consolidated balance sheet include capital leases in the amount of ¥1,350 million and ¥977 million ($10 million) at March 31, 2008 and 2009 respectively.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2009:

	Millions of yen	Translation into millions of U.S. dollars
	Year ending March 31, 2009
Total minimum lease payments	¥80,901	$816
Less: Sublease rental income	(17,495)	(177)

Net lease payments	¥63,406	$639

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥80,901	¥17,602	¥16,250	¥10,575	¥8,578	¥6,166	¥21,730

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	$816	$178	$164	$107	$87	$62	$218

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities, and tax increases.

Contingencies—

Lawsuits and other legal proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to these consolidated financial statements.

Guarantees—

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

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the FIN 45 definition of guarantees. For the year ended March 31, 2008, the population of derivative contracts disclosed included credit derivatives, Nomura adopted FSP FAS 133-1 and FIN 45-4 during the year ended March 31, 2009 and as a result no longer includes credit derivatives in these disclosures.

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

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes that notional amounts generally overstate its risk exposure. Because the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts.

The following table shows information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2008		2009
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value(1)	Maximum Potential Payout/ Notional Total(1)	Carrying value(1)	Maximum Potential Payout/ Notional Total(1)
Derivative contracts	¥3,325,218	¥70,659,948	¥2,091,560	¥43,848,870	$21,095	$442,248
Standby letters of credit and other guarantees(2)	756	6,438	1	9,270	0	93

(1)	Credit derivatives are disclosed in Note 4, “Derivative instruments and hedging activities” and are excluded from “Derivative Contracts” above.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2008 is ¥ nil and as of March 31, 2009 is ¥6,571 million ($66 million).

The following table shows expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees as of March 31, 2009:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥2,091,560	¥43,848,870	¥25,582,543	¥5,650,533	¥2,590,171	¥10,025,623
Standby letters of credit and other guarantees	1	9,270	8,965	98	—	207

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$21,095	$442,248	$258,018	$56,990	$26,124	$101,116
Standby letters of credit and other guarantees	0	93	90	1	—	2

21. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Net income (loss), is excluded from segment information.

•

The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Merchant Banking. On the other hand, these investments were accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP for the year ended March 31, 2007. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table below. With the application of SOP 07-1, all investments made by investment companies within the scope of the guide are carried at fair value for the year ended March 31, 2008 and 2009, with changes in fair value recognized in the non-interest revenue line under Merchant Banking treated the same way as management reporting.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments’ results are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current presentation, including the reclassification of the defined contribution pension plan business that was previously included in Asset Management to Other business in the second quarter of the fiscal year ending March 31, 2009.

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2007
Non-interest revenue	¥434,701	¥285,088	¥97,427	¥77,325	¥85,195	¥54,344	¥1,034,080
Net interest revenue	5,417	4,940	1,760	(12,356)	2,885	21,020	23,666

Net revenue	440,118	290,028	99,187	64,969	88,080	75,364	1,057,746
Non-interest expenses	279,253	231,222	54,783	12,153	48,702	54,344	680,457

Income (loss) before income taxes	¥160,865	¥58,806	¥44,404	¥52,816	¥39,378	¥21,020	¥377,289

Year ended March 31, 2008
Non-interest revenue	¥395,887	¥145,192	¥81,305	¥74,795	¥84,710	¥65,462	¥847,351
Net interest revenue	6,131	(49,595)	1,804	(10,002)	4,031	37,706	(9,925)

Net revenue	402,018	95,597	83,109	64,793	88,741	103,168	837,426
Non-interest expenses	279,702	321,794	60,336	11,473	54,790	123,750	851,845

Income (loss) before income taxes	¥122,316	¥(226,197)	¥22,773	¥53,320	¥33,951	¥(20,582)	¥(14,419)

Year ended March 31, 2009
Non-interest revenue	¥287,750	¥(146,335)	¥62,132	¥(62,319)	¥56,463	¥158,601	¥356,292
Net interest revenue	4,107	(10,919)	1,367	(7,556)	3,326	(10,853)	(20,528)

Net revenue	291,857	(157,254)	63,499	(69,875)	59,789	147,748	335,764
Non-interest expenses	273,620	417,387	120,910	15,398	52,409	211,949	1,091,673

Income (loss) before income taxes	¥18,237	¥(574,641)	¥(57,411)	¥(85,273)	¥7,380	¥(64,201)	¥(755,909)

	Translation into millions of U.S. dollars
Year ended March 31, 2009
Non-interest revenue	$2,902	$(1,476)	$627	$(629)	$569	$1,600	$3,593
Net interest revenue	42	(110)	13	(76)	34	(110)	(207)

Net revenue	2,944	(1,586)	640	(705)	603	1,490	3,386
Non-interest expenses	2,760	4,210	1,219	155	529	2,137	11,010

Income (loss) before income taxes	$184	$(5,796)	$(579)	$(860)	$74	$(647)	$(7,624)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009		2009
Net gain (loss) on trading related to economic hedging transactions	¥(38,383)	¥(9,740)	¥64,152		$647
Realized gain (loss) on investments in equity securities held for operating purposes	18,129	1,474	(2,363)		(24)
Equity in earnings (loss) of affiliates	53,169	4,743	(718)		(7)
Corporate items	(11,111)	(13,424)	(70,533	)(1)	(711)
Others	(784)	(3,635)	(54,739	)(2)	(552)

Total	¥21,020	¥(20,582)	¥(64,201)		$(647)

(1)	The increase of corporate items are mainly due to the increase of Compensation and benefits and Occupancy and related depreciation from the business combination with Lehman which occurred during October 2008.
(2)	Includes impairment losses of affiliated companies equities and other equity-method investees of ¥98 billion ($0.99 billion) which are not part of the 5 business segments and also gains from changes in the fair value of the financial liabilities due to SFAS 159.

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Net revenue	¥1,057,746	¥837,426	¥335,764	$3,386
Unrealized loss on investments in equity securities held for operating purposes	(38,232)	(50,169)	(23,137)	(233)
Effect of consolidation/deconsolidation of private equity investee companies	71,587	—	—	—

Consolidated net revenue	¥1,091,101	¥787,257	¥312,627	$3,153

Non-interest expenses	¥680,457	¥851,845	¥1,091,673	$11,010
Unrealized loss on investments in equity securities held for operating purposes	—	—	—	—
Effect of consolidation/deconsolidation of private equity investee companies	88,886	—	—	—

Consolidated non-interest expenses	¥769,343	¥851,845	¥1,091,673	$11,010

Income (loss) before income taxes	¥377,289	¥(14,419)	¥(755,909)	$(7,624)
Unrealized loss on investments in equity securities held for operating purposes	(38,232)	(50,169)	(23,137)	(233)
Effect of consolidation/deconsolidation of private equity investee companies	(17,299)	—	—	—

Consolidated income (loss) before income taxes	¥321,758	¥(64,588)	¥(779,046)	$(7,857)

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

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated on a revenues-and-expenses-from-external-customers-basis. Income (loss) before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Net revenue(1):
Americas	¥99,476	¥66,071	¥17,748	$179
Europe	83,322	5,952	(170,718)	(1,722)
Asia and Oceania	24,906	38,302	18,781	190

Sub-total	207,704	110,325	(134,189)	(1,353)
Japan	883,397	676,932	446,816	4,506

Consolidated	¥1,091,101	¥787,257	¥312,627	$3,153

Income (loss) before income taxes(1):
Americas	¥(38,876)	¥(149,205)	¥(165,202)	$(1,666)
Europe	3,857	(92,745)	(412,021)	(4,156)
Asia and Oceania	2,922	6,140	(81,429)	(821)

Sub-total	(32,097)	(235,810)	(658,652)	(6,643)
Japan	353,855	171,222	(120,394)	(1,214)

Consolidated	¥321,758	¥(64,588)	¥(779,046)	$(7,857)

	March 31
	2007	2008	2009	2009
Long-lived assets:
Americas	¥134,200	¥99,993	¥100,241	$1,011
Europe	66,586	54,424	62,690	632
Asia and Oceania	7,962	7,454	30,804	311

Sub-total	208,748	161,871	193,735	1,954
Japan	394,838	336,867	312,893	3,156

Consolidated	¥603,586	¥498,738	¥506,628	$5,110

(1)	All prior year amounts have been reclassified to conform to the current year presentation.

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2007, 2008 and 2009.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of

Nomura Land and Building Co., Ltd.

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity, and cash flows of Nomura Land and Building Co., Ltd. (the “Company”) for the year ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Nomura Land and Building Co., Ltd. for the year ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

The accompanying consolidated balance sheets of Nomura Land and Building Co., Ltd. as of March 31, 2008 and 2009, and related consolidated statements of income, retained earnings and cash flows for the two years ended March 31, 2009, were not audited by us in accordance with auditing standards generally accepted in the United States and, accordingly, we do not express an opinion on them in accordance with auditing standards generally accepted in the United States.

/s/ Ernst & Young ShinNihon LLC

(formerly Ernst & Young ShinNihon)

Tokyo, Japan

July 12, 2007

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and deposits	¥37,715	¥41,638	$420
Notes and accounts receivable-trade	9,188	31,485	318
Securities	—	39,019	394
Inventories	454,737	480,869	4,850
Equity investments	92,873	109,076	1,100
Deferred tax assets	10,740	21,677	219
Other	35,385	19,678	198
Allowance for doubtful accounts	(75)	(159)	(2)

Total current assets	640,565	743,287	7,497

Non-current assets:
Tangible fixed assets
Buildings and structures (net of accumulated depreciation of ¥70,369 million in 2008 and ¥74,822 million ($755 million) in 2009)	86,199	191,612	1,933
Land	114,229	384,673	3,880
Construction in progress	1,955	4,369	44
Others (net of accumulated depreciation of ¥6,696 million in 2008 and ¥6,935 million ($70 million) in 2009)	4,250	5,363	54

Total tangible fixed assets	206,634	586,019	5,910
Intangible fixed assets (net of accumulated amortization)	4,372	9,552	96
Investments and other assets:
Investment securities	54,928	41,625	420
Long-term guarantee money deposited	27,683	26,845	271
Deferred tax assets	12,336	14,336	145
Other	2,907	4,497	45
Allowance for doubtful accounts	(117)	(17)	(0)

Total investments and other assets	97,737	87,287	880

Total non-current assets	308,745	682,859	6,887

Total assets	¥949,310	¥1,426,147	$14,384

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
	(unaudited)	(unaudited)	(unaudited)
LIABILITIES
Current liabilities:
Accounts payable-trade	¥63,553	¥69,639	$702
Short-term borrowings	84,284	203,446	2,052
Bond due within one year	—	300	3
Accrued income taxes	15,173	15,084	152
Deferred tax liabilities	165	710	7
Deposits received	57,091	31,880	322
Accrued bonuses	4,134	4,491	45
Accrued bonuses to directors and statutory auditors	590	238	2
Allowance for losses on withdrawal from business	279	214	2
Other	51,370	49,899	503

Total current liabilities	276,643	375,906	3,791

Non-current liabilities:
Bonds	20,300	20,000	202
Long-term borrowings	318,282	564,576	5,694
Guarantee money received	35,815	52,390	528
Deferred tax liabilities	8,499	87,616	884
Deferred tax liabilities on land revaluation	3,904	4,996	50
Accrued pension and severance costs	12,215	14,347	145
Accrued retirement benefits for directors and statutory auditors	249	224	2
Allowance for losses from subleasing business	2,890	1,811	18
Other	7,466	5,583	56

Total non-current liabilities	409,623	751,547	7,580

Total liabilities	¥686,267	¥1,127,453	$11,371

NET ASSETS
Net assets:
Shareholders’ equity
Common stock	1,015	1,015	10
Retained earnings	166,367	169,383	1,708
Common stock held in treasury	(453)	(456)	(5)

Total shareholders’ equity	166,929	169,942	1,714

Valuation and translation adjustments
Unrealized gain (loss) on other securities	11,524	(1,666)	(17)
Deferred hedge gain (loss)	(0)	165	2
Variance of land revaluation	(218)	3,881	39
Cumulative translation adjustments	(787)	(2,257)	(23)

Total valuation and translation adjustments.	10,517	123	1

Stock acquisition rights	217	368	4
Minority interests	85,378	128,258	1,294

Total net assets	263,043	298,693	3,013

Total liabilities and net assets	¥949,310	¥1,426,147	$14,384

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
		(unaudited)	(unaudited)	(unaudited)
Sales	¥375,380	¥419,963	¥456,200	$4,601
Cost of sales	261,227	283,830	350,512	3,535

Gross profit on sales	114,153	136,132	105,687	1,066

Selling, general and administrative expenses	57,636	63,813	69,815	704

Operating income	56,517	72,318	35,872	362

Other revenues:
Non-operating revenues
Interest income	413	189	178	2
Dividend income	833	480	387	4
Equity in earnings	543	515	—	—
Gain allocated from Tokumei kumiai (silent partnership)	—	—	167	2
Other	759	508	323	3

	2,550	1,693	1,056	11
Gain on sales of investment securities	94	1,750	2	0
Gain on sales of investments in subsidiaries	25,623	—	—	—
Gain from liquidations in affiliates	—	474	608	6
Gain from changes in equity	66,485	138	30	0
Reversal of allowance for loss from sublease business	1,290	356	544	5
Prior year adjustments	—	1,233	—	—

	96,044	5,646	2,242	23

Other expenses:
Non-operating expenses
Interest expenses	6,946	7,531	9,788	99
Equity in earnings	—	—	574	6
Loss allocated from Tokumei kumiai (silent partnership)	887	2,598	1,074	11
Other	1,129	1,740	1,347	14

	8,963	11,869	12,784	129
Loss on sales of fixed assets	4	—	—	—
Loss on disposal of fixed assets	119	73	44	0
Impairment loss on fixed assets	—	—	323	3
Loss on devaluation of inventories	869	—	—	—
Loss on sales of investment securities	345	—	—	—
Loss on devaluation of investment securities	9	—	2,317	23
Other	—	—	49	0

	10,311	11,942	15,519	157

Income before income taxes and minority interests	142,250	66,022	22,595	228

Income tax expense-current	36,206	25,447	20,615	208
Income tax expense-deferred	(42)	1,604	(11,207)	(113)

	36,164	27,052	9,407	95

Minority interest	4,999	12,645	5,563	56

Net income	¥101,085	¥26,324	¥7,625	$77

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen					Translation into millions of U.S. dollars
	Year ended March 31
	2007		2008		2009	2009
			(unaudited)		(unaudited)	(unaudited)
Shareholders’ equity
Common stock
Balance at beginning of year	¥1,015		¥1,015		¥1,015	$10

Balance at end of year	1,015		1,015		1,015	10

Retained earnings
Balance at beginning of year	40,072		141,139		166,367	1,678
Appropriation of surplus	(81	)(1)	(1,096	)(2)	(507)	(5)
Payments of bonuses to directors and statutory auditors	(10	)(1)	—		—	—
Net income	101,085		26,324		7,625	77
Decrease due to increase in consolidated subsidiaries	(1)		—		—	—
Reversal of variance of land revaluation	73		—		(4,101)	(41)

Total amount of change during the year	101,067		25,228		3,015	30

Balance at end of year	141,139		166,367		169,383	1,708

Common stock held in treasury
Balance at beginning of year	(471)		(467)		(453)	(5)
Acquisition of treasury stock			—		(2)	(0)
Disposal of treasury stock	3		14		—	—

Balance at end of year	(467)		(453)		(456)	(5)

Total shareholders’ equity
Balance at beginning of year	40,615		141,686		166,929	1,684
Change during the year (net)	101,071		25,242		3,012	30

Balance at end of year	141,686		166,929		169,942	1,714

Valuation and translation adjustments
Unrealized gain on other securities
Balance at beginning of year	31,831		34,421		11,524	116
Change during the year (net)	2,590		(22,897)		(13,190)	(133)

Balance at end of year	34,421		11,524		(1,666)	(17)

Deferred hedge gain (loss)
Balance at beginning of year	—		(11)		(0)	(0)
Change during the year (net)	(11)		11		165	2

Balance at end of year	¥(11)		¥(0)		¥165	$2

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY—(Continued)

				Translation into millions of U.S. dollars
	Millions of yen
	Year ended March 31
	2007	2008	2009	2009
		(unaudited)	(unaudited)	(unaudited)
Variance of land revaluation
Balance at beginning of year	¥(131)	¥(205)	¥(218)	$(2)
Change during the year (net)	(74)	(13)	4,100	41

Balance at end of year	(205)	(218)	3,881	39

Cumulative translation adjustments
Balance at beginning of year	(516)	(483)	(787)	(8)
Change during the year (net)	33	(303)	(1,470)	(15)

Balance at end of year	(483)	(787)	(2,257)	(23)

Total valuation and translation adjustments
Balance at beginning of year	31,183	33,720	10,517	106
Change during the year (net)	2,537	(23,202)	(10,394)	(105)

Balance at end of year	33,720	10,517	123	1

Stock acquisition rights
Balance at beginning of year	—	—	217	2
Change during the year (net)	—	217	150	2

Balance at end of year	—	217	368	4

Minority interests
Balance at beginning of year	4,948	77,185	85,378	861
Change during the year (net)	72,237	8,192	42,880	432

Balance at end of year	77,185	85,378	128,258	1,294

Total net assets
Balance at beginning of year	76,747	252,593	263,043	2,653
Change during the year (net)	175,846	10,449	35,650	360

Balance at end of year	¥252,593	¥263,043	¥298,693	$3,013

(1)	These appropriations of retained earnings were approved at the general meeting of shareholders held in June 2006.
(2)	This appropriation of retained earning was approved at the general meeting of shareholders held in June 2007.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
		(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Income before income taxes and minority interests	¥142,250	¥66,022	¥22,595	$228
Depreciation and amortization	5,453	5,937	8,248	83
Equity in earnings	(543)	(515)	574	6
Increase (Decrease) in allowance for doubtful accounts	10	47	(22)	(0)
Increase in accrued pension and severance costs	1,563	1,447	1,373	14
Decrease in allowance for losses on withdrawal from business	(117)	(348)	(65)	(1)
(Decrease) Increase in allowance for losses from subleasing business	(2,067)	(922)	(1,078)	(11)
Interest and dividend income	(1,247)	(669)	(566)	(6)
Interest expenses	6,946	7,531	9,788	99
Loss on sales of fixed assets	4	—	—	—
Gain on sales of investment securities	(94)	(1,750)	(2)	(0)
Loss on sales of investment securities	345	—	—	—
Gain on sales of investments in subsidiaries	(25,623)	—	—	—
Gain from changes in equity	(66,485)	(138)	(30)	(0)
Loss on devaluation of investment securities	9	—	2,317	23
Impairment loss on fixed assets	—	—	323	3
Adjustments for revenues in prior year	—	(1,233)	—	—
(Increase) Decrease in notes and accounts receivable-trade	(2,032)	492	(21,302)	(215)
Increase in inventories	(87,203)	(35,377)	(36,665)	(370)
Increase in equity investments	(36,374)	(14,927)	(16,203)	(163)
(Decrease) increase in accounts payable-trade	(1,401)	24,265	4,702	47
Decrease in deposits received	(7,552)	(3,236)	(38,801)	(391)
Payments of directors’ and statutory auditors’ bonuses	(10)	—	—	—
Other	8,713	(1,714)	(9,683)	(98)

Subtotal	(65,458)	44,909	(74,497)	(751)

Interest and dividends received	2,293	847	696	7
Interest paid	(6,788)	(7,323)	(8,972)	(90)
Income tax paid	(15,939)	(41,590)	(21,804)	(220)

Net cash used in operating activities	(85,892)	(3,156)	(104,577)	(1,055)

Cash flows from investing activities:
Payments for purchase of securities	(12,968)	—	—	—
Proceeds from redemption of securities	—	13,000	—	—
Payments for purchase of fixed assets	(27,735)	(19,260)	(57,494)	(580)
Proceeds from sales of fixed assets	151	11	20	0
Payments for purchase of investment securities	(9,196)	(1,008)	(6,485)	(65)
Proceeds from sales of investment securities	476	2,017	2	0
Proceeds from sales of investments in subsidiaries	36,656	—	—	—
Payment for purchase of investments in subsidiaries with change in scope of consolidation	—	(996)	(81,588)	(823)
Payments for loans	(234)	(1,977)	(20)	(0)
Proceeds from collection of loans	285	5,223	1,890	19
Repayment for guarantee money received	(3,294)	(3,776)	(3,448)	(35)
Proceeds from guarantee money received	10,800	3,866	3,944	40
Payment for guarantee money deposited	(524)	(1,177)	(1,005)	(10)
Collection of guarantee money deposited	1,795	1,821	1,988	20
Other	(2,675)	257	(4,309)	(43)

Net cash used in investing activities	(6,465)	(1,999)	(146,504)	(1,478)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	(40,700)	3,850	108,200	1,091
Payments under finance lease obligations	—	—	(23)	(0)
Proceeds from long-term borrowings	78,268	57,315	296,503	2,990
Repayment for long-term borrowings	(75,421)	(71,338)	(106,142)	(1,071)
Proceeds from the issuance of bonds	—	20,182	—	—
Payments for the repayment of bonds	(5,600)	(25)	—	—
Proceeds from issuance of stocks to minority shareholders	119,476	1,191	0	0
Payments for cash dividends	(81)	(1,096)	(507)	(5)
Payments for cash dividends to minority shareholders	(28)	(1,844)	(4,242)	(43)
Payments for liquidation dividends to minority shareholders	—	—	(594)	(6)
Other	(0)	(0)	(0)	(0)

Net cash provided by financing activities	75,913	8,233	293,192	2,957

Effect of exchange rate changes on cash and cash equivalents	221	72	(526)	(5)
Net (decrease) increase in cash and cash equivalents	(16,223)	3,149	41,583	419
Cash and cash equivalents at beginning of the year	50,886	34,657	37,798	381
(Decrease) Increase in cash and cash equivalents due to change in scope of consolidation	(4)	(8)	1,275	13

Cash and cash equivalents at end of year	¥34,657	¥37,798	¥80,656	$813

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

1. Summary of accounting policies:

Basis of preparation—

The accompanying consolidated financial statements of Nomura Land and Buildings Co., Ltd. (the “Company”) and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States of America. The consolidated financial statements are compiled from consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Act of Japan (formerly the Securities and Exchange Law of Japan) and filed with the Tokyo Stock Exchange for public disclosure purposes.

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

Unaudited financial information—

The unaudited consolidated financial statements as of and for the years ended March 31, 2008 and March 31, 2009 have been prepared in accordance with Japanese GAAP. These financial statements were prepared on the same basis as the consolidated financial statements as of March 31, 2007 and for the year then ended, and in the opinion of management, reflect all adjustments and accruals considered necessary to fairly present the Company’s consolidated financial position, results of operations, and cash flows.

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

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

The mark to market gains or losses on hedging instruments have been deferred until realization of the hedged item. Certain exceptional treatments are permitted under Japanese GAAP. When an interest rate swap contract is used to hedge future fluctuation of interest rates, the net amount paid or received under the interest rate swap contract is added to or deducted from interest income/expense. Also, when foreign currency swaps are used as a hedge and meets certain criteria, the swaps denominated in a foreign currency may be recorded using the contracted forward rate.

Hedging instruments are interest rate swaps, foreign currency swaps, and forward foreign exchange contracts. Hedged items are borrowings and securities.

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

For interest rate swaps, which meet the criteria for the above mentioned exceptional accounting, the test is omitted.

Inventories—

Inventories are primarily stated at cost based on the identified cost method (the amounts presented in the consolidated balance sheets are calculated by the book value markdown method based on the decline in profitability).

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Tangible fixed assets—

Tangible fixed assets are depreciated primarily using the straight-line method.

The estimated useful lives are generally as followed:

Buildings and structures	2 to 65 years

Intangible fixed assets—

Intangible fixed assets are depreciated using the straight-line method.

For internal-use software, amortization is based on the estimated useful life of 5 years.

Goodwill is usually amortized over 5 to 20 years using the straight-line method, however, one time amortization is performed on goodwill when its amount is not material.

Leased assets—

Leased assets are depreciated using the straight-line method assuming that the useful life equals to the lease term and the residual value equals to zero.

Finance leases other than those that are deemed to transfer the ownership of leased property to lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases.

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

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

NLB has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) from the year ended March 31, 2007. As a result, NLB reflects this new presentation, formerly in the Shareholders’ Equity section, in the Net Assets section of the consolidated balance sheet. The amount corresponding to the total of shareholders’ equity as of March 31, 2007 was ¥175,419 million.

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

For the year ended March 31, 2008, due to the amendment of the Japanese Corporate Tax Law, NLB has changed its method of depreciation of tangible fixed assets purchased on or after April 1, 2007 to the method prescribed in the amended corporate tax law. The impacts of this change were not significant on the consolidated financial statements for the year ended March 31, 2008. Additionally, the tangible fixed assets purchased on or before March 31, 2007 are amortized by the method adopted before the amendment and when the balance after depreciation runs up to 5% of the acquisition cost, the differences between 5% of the acquisition cost and the memorandum amount are amortized based on the straight-line method from the next fiscal year and they are recorded in the depreciation and amortization of the consolidated statement of income. The impacts were not significant on the consolidated financial statements for the year ended March 31, 2008.

Following the enforcement of the ASBJ Statement No. 13, “Accounting Standard for Lease Transactions” issued by the Business Accounting Council, the First Committee on June 17, 1993 revised on March 30, 2007 and the ASBJ Guidance No. 16, “Guidance on Accounting Standard for Lease Transactions” and revised by the Accounting Standards Board of Japan (ASBJ) on March 30, 2007 (the “New Accounting Standard for Lease”), NLB changed their accounting treatments for finance lease transactions that do not transfer ownership of the leased property to the lessee, but deem to transfer it to the lessee (a “Non-ownership-transfer Finance Lease”) i.e. a “Non-ownership-transfer Finance Lease” transaction is accounted for in a similar manner with ordinary sale and purchase transactions. Finance leases other than those that are deemed to transfer the ownership of leased property to lessees, which commenced in fiscal years beginning prior to April 1, 2008, are continuously accounted for in a similar way to operating leases. The impacts were not significant on the consolidated financial statements for the year ended March 31, 2009.

NLB has adopted “Accounting Standard for Related Party Disclosures” (“Statement No.11” issued by the Accounting Standards Board of Japan on October 17, 2006) and guidance on Accounting Standard for Related Party Disclosures (Guidance No.13 issued by the Accounting Standards Board of Japan on October 17, 2006) from the year ended March 31, 2009. As a result, transactions of the Company’s consolidated subsidiaries with (a) significant directors of subsidiaries and their close relatives, (b) companies owned by the Company’s directors and their close relatives and (c) subsidiaries of (b), were newly disclosed for the year ended March 31, 2009.

Changes in methods of presentation—

Gain allocated from Tokumei kumiai (silent partnerships), ¥167 million for the year ended March 31, 2009, which had been included in Other revenues—Non-operating revenues—Other until the year ended March 31, 2008, was separated out in the consolidated statements of income, since it exceeded above 10/100 of the total amount of non-operating revenue.

Gain allocated from Tokumei kumiai (silent partnerships) was ¥110 million as of March 31, 2008.

Evaluation of assets and liabilities of the consolidated subsidiaries—

Assets and liabilities of the consolidated subsidiaries are stated at fair value as of the acquisition date, including the portion of minority shareholders.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥99.15 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Notes to the consolidated balance sheets:

Investments in non-consolidated subsidiaries and affiliated companies—

Investments in non-consolidated subsidiaries and affiliated companies are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Investment securities (stock)	¥21,914	¥18,186	$183
Investments and other assets—Other (equity)	1,159	919	9

Assets pledged as collateral and borrowings secured by collateral—

Assets pledged as collateral and borrowings secured by collateral are as follows:

Assets pledged as collateral and borrowings secured by collateral

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Assets pledged as collateral
Buildings and structures	¥—	¥9,304	$94
Land	—	7,454	75
Tangible fixed assets—others	—	67	1

Total	¥—	¥16,826	$170

Borrowings secured by collateral
Short-term borrowings	¥—	¥731	$7
Long-term borrowings	—	2,281	23
Guarantee money received	—	96	1

Total	¥—	¥3,109	$31

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Assets pledged as collateral for limited recourse loans and borrowings secured by collateral

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2008		2009		2009
Assets pledged as collateral
Inventories	¥5,868		¥2,355		$24
Buildings and structures	—		4,899		49
Land	15,200		46,926		473
Tangible fixed assets—others	1,036		1,827		18

Total	¥22,105		¥56,009		$565

Borrowings secured by collateral
Short-term borrowings	2,175		1,602		16
Long-term borrowings	15,174		35,500		358

Total	¥17,349	(*1)	¥37,102	(*2)	$374

(Note)

1.	As of March 31, 2008, the obligations are related to Midousuji Mirai Development, LLC, UN Residential Development, Ltd., Yamabukicho Development, Ltd, Kitahorie Development, LLC, and Shinjuku Development Special Purpose Company. The repayments of debt were non-recourse and limited to assets held by the these companies including the collateralized assets.
2.	As of March 31, 2009, the obligations are related to Midousuji Mirai Development, LLC, Shinjuku Mirai Development, LLC, and Shinjuku Development Special Purpose Company. The repayments of debt were non-recourse and limited to assets held by the these companies including the collateralized assets.

As of March 31, 2008 and 2009, Shinjuku Development Special Purpose Company pursuant to Article 128 of the Law Concerning Asset Liquidation (Law No. 105, 1998) has pledged its assets as general collateral for its ¥300 million ($3 million) Specified Bond and the repayments of debt were limited to these assets.

As of March 31, 2008 and 2009, ¥2 million ($0 million) of cash and deposits have been pledged for accounts payable.

As of March 31, 2008 and 2009, ¥2 million ($0 million) of investment securities have been pledged for debt of investees as collateral.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Contingent liabilities—

NLB provides guarantees for borrowings from financial institutions to the following customers, etc.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Borrower
Mortgage loan customers	¥49,925	¥48,214	$486
Coproprietors of EBS Building	1,133	1,077	11
Minamiazabu Development Co., Ltd.	298	970	10

Total	¥51,356	¥50,262	$507

Revaluation of land used for business—

Nomura Real Estate Development Co., Ltd., which is a domestic consolidated subsidiary, revalued its land used for business pursuant to the Law Concerning Revaluation of Land (Law No. 34, effective March 31, 1998). The related income taxes to the revaluation difference have been accounted for as Non-current liabilities—Deferred tax liabilities on land revaluation in the consolidated balance sheets and the difference net of taxes has been accounted for as Variance of land revaluation in Net assets section as of March 31, 2008 and 2009.

The revaluation was performed with reasonable adjustments made on the tax base for property taxes as prescribed in Article 2, item 3 of the Ordinance Implementing the Law Concerning Revaluation of Land (Government Ordinance No. 119, effective March 31, 1998).

Revaluation was performed effective March 31, 2002.

Differences between the fair value of the land revalued at March 31, 2002 and the book value of the land subsequent to the revaluation were ¥4,074 million and ¥3,804 million ($38 million) as of March 31, 2008 and 2009, respectively.

Others—

As a result of the revision of the purpose to hold assets, as of March 31, 2009, ¥16,645 million ($168 million) of inventories and others have been reclassified to tangible assets.

Kaihin Makuhari Development, LLC, which is a domestic consolidated subsidiary of the Company, entrusted a block of rental condominiums developed for sale to a trust bank and assigned its beneficiary rights to Smile Retail eight, LLC, SPC, on March 17, 2008.

However, as Nomura Real Estate Development Co., Ltd., which is a domestic consolidated subsidiary of the Company, has substantively retained equity holdings in Tokumei kumiai (silent partnerships), in amounts exceeding 5% of the transferred value to Smile Retail eight, LLC and consequently the risks and economic benefit of the assets were not considered to have been assigned in its entity to other parties through the SPC. Therefore, the transaction has been accounted for as a financing transaction in accordance with the “Practical Principles Concerning Accounting Treatment of Assignor in Liquidation of Real Property Using Special Purpose Companies” (July 31, 2000) for the year ended March 31, 2009.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

As a result, the related assets have not been treated as sales but included in the consolidated balance sheets, while liabilities of ¥8,201 million ($83 million) were recorded in Current liabilities—Other in the consolidated balance sheets.

The book values of these assets (Inventories) as of March 31, 2008 and March 31, 2009 were ¥5,166 million and ¥5,148 million ($52 million).

4. Notes to the consolidated statements of income:

Cost of sales

Inventories as of March 31, 2009 have been recorded at net realized value after a write down to reflect lower profit margins. The write down of ¥26,994 million ($272 million) has been included in Cost of sales in the consolidated statement of income for the year ended March 31, 2009.

Selling, general and administrative expenses—

The major components and amounts of selling, general and administrative expenses are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Employee salaries and allowances	¥18,262	¥19,200	¥21,945	$221
Advertisement expenses	11,944	13,981	15,151	153
Provisions for reserve for bonuses	3,198	3,422	3,714	37
Retirement benefits expenses	1,899	2,008	2,285	23
Provisions for reserve for directors’ and statutory auditors’ bonuses	570	590	219	2
Provisions for allowance for doubtful accounts	17	14	81	1
Other	21,743	24,595	26,417	266

Total	¥57,636	¥63,813	¥69,815	$704

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

Other expenses—

Loss on sales of fixed assets was incurred as a result of sales of buildings and land for the year ended March 31, 2007 and March 31, 2009.

Loss on disposal of fixed assets for the year ended March 31, 2007, 2008 and 2009 was dismantling expense of buildings.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

For the year ended March 31, 2009, NLB recorded impairment losses on fixed assets on the following asset groups:

Location	Main use	Type
Honjo-shi, Saitama-ken	Golf club facility	Land and buildings, etc.

NLB has been grouping its assets into the possible smallest units that could generate cash flow independent from the cash flow of other assets and asset groups.

The components of Impairment loss on fixed assets for the year ended March 31, 2009 were as follows:

	Millions of yen	Translation into millions of U.S. dollars
	2009	2009
Buildings and structures	¥80	$1
Land	54	1
Others	189	2

Total	¥323	$3

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

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

The total number of authorized shares are 6,000 thousand. Classes and total number of shares issued as well as treasury stock for the year ended March 31, 2009 are as follows:

	Thousand shares
	Number of shares at March 31, 2008	Increase in number of shares for the year	Decrease in number of shares for the year	Number of shares at March 31, 2009
Shares issued
Common stock	2,030	—	—	2,030
Treasury stock
Common stock(*)	43	—	1	42

(Note)	The decrease in the number of shares of common stock in treasury is due to the decrease in the number of NLB’s shares held by an equity-method affiliate resulting from the decrease in NLB’s equity interest in the equity-method affiliate.

Stock acquisition right and stock acquisition right for treasury stock is as follows:

	Type of share under the stock acquisition rights	Thousand shares				Million Yen
		Number of shares at March 31, 2008	Increase in number of shares for the year	Decrease in number of shares for the year	Number of shares at March 31, 2009	Balance at March 31, 2009
Stock acquisition rights as stock option	—	—	—	—	—	368

Total	—	—	—	—	—	368

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Payment for cash dividends is as follows:

General Meeting of Shareholders held on June 30, 2008

Class of Stock	Total amount of cash dividends	Cash dividends per share	Record date	Effective date
Common Stock	¥507 million	¥250	March 31, 2008	June 30, 2008

Dividends for which record date falls in the year ended March 31, 2008 and the effective date falls in the next year is as follows:

General Meeting of Shareholders held on June 29, 2009.

Class of Stock	Total amount of cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date

Common Stock	¥406 million	Retained Earnings	¥200	March 31, 2009	June 30, 2009

6. Notes to the consolidated statements of cash flows:

The year end balance of cash and cash equivalents and the relationships with the accounts and amounts shown in the consolidated balance sheets are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Cash and deposits	¥34,545	¥37,715	¥41,638	$420
Time deposits whose deposit terms are more than 3 months	(2)	(2)	(2)	(0)
Certificate of deposit whose deposit terms are within 3 months	—	—	34,000	343
Bonds, debentures and investment trusts whose maturities are within 3 months of acquisition	114	84	5,019	51

Cash and cash equivalents	¥34,657	¥37,798	¥80,656	$813

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Details of assets and liabilities of companies that have become consolidated subsidiaries due to the acquisitions for the current fiscal year:

The linkage between the details of assets and liabilities of companies at the commencement date of consolidation due to the acquisition of NREG Toshiba Real Estate Co., Ltd., and its subsidiary NREG Toshiba Real Estate Facilities Co., Ltd., and the payment for purchase of investments in subsidiaries is as follows:

	Millions of yen	Translation into millions of U.S. dollars
	2009	2009
Current assets	¥12,957	$131
Non-current assets	283,181	2,856
Goodwill	4,711	48
Current liabilities	(25,693)	(259)
Non-current liabilities	(150,893)	(1,522)
Minority interests	(41,843)	(422)

Acquisition cost	82,420	831

Cash and cash equivalents	(1,284)	(13)

Payment for purchase of investments in subsidiaries with change in scope of consolidation	¥81,135	$818

7. Lease transactions:

Finance lease transactions that do not transfer ownership of the leased property to the lessee—

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

For the year ended March 31, 2008

	Millions of yen
	Acquisition cost	Accumulated depreciation	Accumulated impairment loss	Year end balance
Buildings and structures	¥15	¥10	¥—	¥4
Others	2,332	1,157	2	1,171

Total	¥2,348	¥1,168	¥2	¥1,176

(Note)	The acquisition cost was calculated inclusive of interest payable in each fiscal year, since the proportion of the aggregate amounts of future lease payments to the year-end balance of tangible fixed assets was small.

The year-end balance of future lease payments, etc. are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2007	2008	2009	2009
Due within one year	¥417	¥441	¥—	$—
Due in more than one year	851	739	—	—

Total	¥1,268	¥1,180	¥—	$—

(Note)

1	Impairment losses on lease assets for the years ended March 31, 2007 and 2008 are ¥7 million and ¥2 million, respectively.
2	The year-end balance of future lease payments was calculated inclusive of interest payable in each fiscal year, since the proportion of the year-end balance of future lease payments to the year-end balance of tangible fixed assets was small.

Lease payment, reversal of account relating to impairment losses on lease assets, depreciation and amount of impairment losses are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Lease payment	¥559	¥474	¥—	$—
Reversal of account relating to impairment losses on lease assets	4	4	—	—
Depreciation	559	474	—	—
Impairment losses	—	—	—	—

Depreciation was calculated based on the straight-line method over the lease terms as the useful life assuming no residual value.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

For the year ended March 31, 2009, the footnote for Finance lease transactions that not transfer ownership of the leased property to the lessee has been omitted since its materiality is not significant.

Operating lease transactions—

As Lessee

Future lease payments are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Due within one year	¥7,903	¥7,938	¥8,159	$82
Due in more than one year	46,289	41,225	44,962	453

Total	¥54,193	¥49,163	¥53,121	$536

As Lessor

Future lease payments are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Due within one year	¥5,910	¥5,170	¥7,252	$73
Due in more than one year	30,881	19,859	39,631	400

Total	¥36,791	¥25,030	¥46,884	$473

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

8. Securities:

Bonds and debentures held to maturity with fair value are as follows:

	Millions of yen						Translation into millions of U.S. dollars
	March 31
	2008			2009			2009
	Amount on the consolidated balance sheet	Fair Value	Difference	Amount on the consolidated balance sheet	Fair Value	Difference	Amount on the consolidated balance sheet	Fair Value	Difference
Bonds and debentures whose fair value exceeds the amount recorded on the consolidated balance sheet
Governmental, municipal bonds, etc	¥35	¥35	¥0	¥295	¥296	¥1	$3	$3	$0
Bonds and debentures whose fair value do not exceed the amount recorded on the consolidated balance sheet
Governmental, municipal bonds, etc	270	269	(0)	20	20	(0)	0	0	(0)

Total	¥305	¥305	¥(0)	¥315	¥316	¥0	$3	$3	$0

Amounts and fair value of other securities carried at fair value are as follows:

	Millions of yen						Translation into millions of U.S. dollars
	March 31
	2008			2009			2009
	Acquisition cost	Amount on the consolidated balance sheet	Difference	Acquisition cost	Amount on the consolidated balance sheet	Difference	Acquisition cost	Amount on the consolidated balance sheet	Difference
Amounts recorded on the consolidated balance sheet exceeding their acquisition costs
Equities	¥3,763	¥10,162	¥6,399	¥2,551	¥4,235	¥1,683	$26	$43	$17
Others	19,858	22,943	3,085	296	297	1	3	3	0

Sub-total	23,621	33,106	9,484	2,847	4,532	1,685	29	46	17
Amounts recorded on the consolidated balance sheet not exceeding their acquisition costs
Equities	814	766	(47)	951	884	(66)	10	9	(1)
Others	22,155	20,273	(1,882)	39,978	33,519	(6,459)	403	338	(65)

Sub-total	22,969	21,039	(1,930)	40,930	34,403	(6,526)	413	347	(66)

Total	¥46,591	¥54,146	¥7,554	¥43,777	¥38,936	¥(4,841)	$442	$393	$(49)

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Other securities sold in each fiscal year are as follows:

Millions of yen
Year ended March 31
2007			2008			2009
Amount sold	Total gain on sales	Total loss on sales	Amount sold	Total gain on sales	Total loss on sales	Amount sold	Total gain on sales	Total loss on sales
¥ 9,123	¥246	¥—	¥54,201	¥2,036	¥0	¥2,323	¥2	¥153

Translation into millions of U.S. dollars
Year ended March 31
2009
Amount sold	Total gain on sales	Total loss on sales
$23	$0	$2

Major components of securities carried at cost value are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Other securities
Cash Reserve Fund (“CRF”)	¥—	¥5,000	$50
Certificate of deposit	—	34,000	343
Unlisted stocks	1,128	1,119	11
Equity investments
Preferred investments	4,713	7,521	76
Investment in Tokumei kumiai (silent partnership)	64,810	81,208	819
Investment in limited partnership	1,088	1,045	11

The future redemption amounts of other securities with maturity dates and bonds held to maturity are as follows:

	Millions of yen								Translation into millions of U.S. dollars
	March 31
	2008				2009				2009
	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years	Within 1 year	1 to 5 years	5 to 10 years	More than 10 years
Bonds and debentures
Governmental, municipal bonds, etc.	¥—	¥295	¥10	¥—	¥37	¥268	¥10	¥—	$0	$3	$0	$—
Certificate of deposit	—	—	—	—	34,000	—	—	—	343	—	—	—

Total	¥—	¥295	¥10	¥—	¥34,037	¥268	¥10	¥—	$343	$3	$0	$—

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

9. Derivative transactions:

Descriptions of transactions—

The derivative transactions consist of interest rate swaps, foreign currency swaps and forward foreign exchange contracts.

NLB enters into interest rate swaps in order to hedge future rises in financing costs by fixing the interest payments on floating-rate debt. Foreign currency swaps and forward foreign exchange contracts are used to hedge risks associated with foreign exchange fluctuations on foreign-denominated securities.

Hedge accounting is applied to by utilizing derivative transactions.

Gains or losses on derivatives have been deferred until the realization of gains or losses on the hedged item. Certain exceptional treatments are permitted under Japanese GAAP. When an interest rate swap contract is used to hedge future fluctuation of interest rates, the net amount paid or received under the interest rate swap contract is added to or deducted from interest income/expense. Also, when a forward foreign exchange contract is used as a hedge and meets certain criteria, the future transaction denominated in a foreign currency may be recorded using the contracted forward rate.

Hedging instruments are interest rate swaps, foreign currency swaps, and forward foreign exchange contracts.

Hedged items are borrowings and securities.

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

For interest rate swaps which meet the criteria for the above mentioned exceptional treatment, the test may be omitted.

Interest rate swaps entail risks associated with fluctuations in market rates, while risks associated with fluctuations in foreign exchange rates are inherent in foreign currency swaps and forward foreign exchange contracts.

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Market value of transactions, etc.—

	Millions of yen
	March 31
	2007				2008
	Contract/Notional principal		Market value	Unrealized gain/loss	Contract/Notional principal		Market value	Unrealized gain/loss
	Total	Maturity over one year			Total	Maturity over one year
Interest rate caps
Bought	3,284	3,284	0	(3)	4,887	1,370	0	(5)

	¥3,284	¥3,284	¥0	¥(3)	¥4,887	¥1,370	¥0	¥(5)

(Note)

1.	Calculation of market value is based on the price reported by the financial institutions that are the counterparties to the transactions.
2.	Derivative transactions to which hedge accounting is applied are excluded.

For the year ended March 31, 2009, as interest rate swaps, foreign currency swaps and forward foreign exchange contracts are limited to derivative transactions to which hedge accounting is applied, the footnote has been omitted.

10. Retirement benefits

Summary of the retirement benefits plans—

The Company does not have a retirement benefits plan. One of the consolidated subsidiaries has adopted the lump-sum payment plan and the qualified retirement pension plan as defined-benefit type programs and established a retirement benefit trust, while four other companies at March 31, 2007, five at March 31, 2008 and seven at March 31, 2009 have adopted the lump-sum payment plan only and one has adopted the qualified retirement pension plan only. Moreover one of the consolidated subsidiaries has adopted the defined-benefit type lump-sum payment plan in addition to establishing a defined contribution pension plan. Furthermore, employees may receive premium severance payment upon their retirement etc.

One consolidated subsidiary has made a transition to the defined contribution pension plan for a portion of its lump-sum payment plan in October 2005.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Benefit obligation and funded status are as follows:

		Millions of yen		Translation into millions of U.S. dollars
		March 31
		2008	2009	2009
A	Projected benefit obligations	¥(22,197)	¥(24,050)	$(243)
B	Plan assets	7,274	5,992	60

C	Funded status (A+B)	(14,922)	(18,058)	(182)
D	Unrecognized net actuarial losses	2,707	3,711	37

E	Accrued pension and severance costs (C+D)	¥(12,215)	¥(14,347)	$(145)

(Note)	Certain consolidated subsidiaries have adopted the short-cut method in calculating the retirement benefit obligations.

Retirement benefit expenses includes the following components:

		Millions of yen			Translation into millions of U.S. dollars
		Year ended March 31
		2007	2008	2009	2009
Retirement benefit expenses		¥2,005	¥2,101	¥2,436	$25
A	Service cost	1,274	1,310	1,452	15
B	Interest cost	392	412	427	4
C	Expected return on plan asset	(192)	(175)	(145)	(1)
D	Expensed amount of net actuarial losses	378	390	533	5
E	Premium severance pay, etc	53	44	26	0
F	Others	99	119	141	1

(Note)

1.	The retirement benefit expenses of the consolidated subsidiaries that have adopted the short-cut method have been recorded under “A Service cost”.
2.	“F Others” refer to the contributions to the defined contribution pension plan.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Basis for calculations of retirement benefit obligations, etc. is as follows:

		March 31
		2008	2009
A	Allocation of expected retirement benefits	Equal amounts are allocated to each term	Equal amounts are allocated to each term
B	Discount rate	2.0%	2.0%
C	Expected rate of return on plan asset	2.0%	2.0%
D	Amortization period of net actuarial losses	Primarily 10 years (Actuarial differences are expensed beginning in the consolidated fiscal year following the occurrence within a certain number of years based on the employees’ average residual service period at the time of occurrence)

11. Stock options

NLB adopted stock option plan in Nomura Real Estate Holdings, Inc. (“NREH”), NLB’s consolidated subsidiary, for the year ended March 31, 2008. NLB recognized the stock options expense of ¥217 million ($2 million) in Selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2008.

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

(*) Converted in number of shares

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

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

Fair value estimation of stock option

The fair value of the stock options granted for the year ended March 31, 2008 is estimated using a Black-Scholes option-pricing model with following basic assumption and estimation method.

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

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

NLB adopted stock option plan in Nomura Real Estate Holdings, Inc. (“NREH”) and Megalos, NLB’s consolidated subsidiary, for the year ended March 31, 2009. NLB recognized the stock options expense of ¥284 million ($2 million) in Selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2009.

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

(*) Converted in number of shares

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

	NREH stock acquisition rights #1 for FY 2008	NREH stock acquisition rights #2 for FY 2008	NREH stock acquisition rights #3 for FY 2008
Grantees	5 directors	51 directors and senior managing directors of subsidiaries	5 directors, 52 directors senior managing directors of subsidiaries and 122 employees of subsidiaries

Number of stock option rights by type of stock(*)	Common stock 14,800 shares	Common stock 61,300 shares	Common stock 191,200 shares

Grant date	August 11, 2008	August 11, 2008	August 11, 2008

Conditions to vest	None	None	None

Requisite service period	None	None	None

Exercise period	From August 11, 2009 to August 10, 2014	From August 11, 2009 to August 10, 2014	From August 11, 2010 to August 10, 2015

(*) Converted in number of shares

	Megalos stock acquisition rights #1 for FY 2008	Megalos stock acquisition rights #2 for FY 2008
Grantees	3 directors	3 directors and 14 employees

Number of stock option rights by type of stock(*)	Common stock 16,400 shares	Common stock 32,000 shares

Grant date	December 1, 2008	December 1, 2008

Conditions to vest	None	None

Requisite service period	None	None

Exercise period	From December 1, 2009 to November 30, 2014	From December 1, 2010 to November 30, 2015

(*) Converted in number of shares

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Amounts and status of change of stock options

For the stock options existed for the year ended March 31, 2009, the number of stock options are converted into the number of shares as follows.

a)	Number of stock options

	NREH stock acquisition rights #1 for FY 2007	NREH stock acquisition rights #2 for FY 2007	NREH stock acquisition rights #3 for FY 2007
Before vesting (shares)
At March 31, 2008	—	—	179,200
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	2,500
Non vested balance	—	—	176,700
After vesting (shares)
At March 31, 2008	14,800	52,300	1,200
Vested	—	—	2,500
Exercised	14,800	31,300	—
Forfeited	—	—	—
Non exercised balance	—	21,000	3,700

	NREH stock acquisition rights #1 for FY 2008	NREH stock acquisition rights #2 for FY 2008	NREH stock acquisition rights #3 for FY 2008
Before vesting (shares)
At March 31, 2008	—	—	—
Granted	14,800	61,300	191,200
Forfeited	—	—	—
Vested	14,800	61,300	—
Non vested balance	—	—	191,200
After vesting (shares)
At March 31, 2008	—	—	—
Vested	14,800	61,300	—
Exercised	—	—	—
Forfeited	—	—	—
Non exercised balance	14,800	61,300	—

	Megalos stock acquisition rights #1 for FY 2008	Megalos stock acquisition rights #2 for FY 2008
Before vesting (shares)
At March 31, 2008	—	—
Granted	16,400	32,000
Forfeited	—	—
Vested	16,400	—
Non vested balance	—	32,000
After vesting (shares)
At March 31, 2008	—	—
Vested	16,400	—
Exercised	—	—
Forfeited	—	—
Non exercised balance	16,400	—

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

b)	Price per share information

	NREH stock acquisition rights #1 for FY 2007	NREH stock acquisition rights #2 for FY 2007	NREH stock acquisition rights #3 for FY 2007
Exercise price (yen)	¥1	¥1	¥3,380
Average exercise price (yen)	¥1,269	¥1,370	¥—
The fair value at grant date (yen)	¥2,903	¥2,903	¥714
The fair value at grant date (translation into U.S. dollars)	$29	$29	$7

	NREH stock acquisition rights #1 for FY 2008	NREH stock acquisition rights #2 for FY 2008	NREH stock acquisition rights #3 for FY 2008
Exercise price (yen)	¥1	¥1	¥2,255
Average exercise price (yen)	¥—	¥—	¥—
The fair value at grant date (yen)	¥2,131	¥2,131	¥770
The fair value at grant date (translation into U.S. dollars)	$21	$21	$8

	Megalos stock acquisition rights #1 for FY 2008	Megalos stock acquisition rights #2 for FY 2008
Exercise price (yen)	¥1	¥740
Average exercise price (yen)	¥—	¥—
The fair value at grant date (yen)	¥606	¥184
The fair value at grant date (translation into U.S. dollars)	$6	$2

Fair value estimation of stock option

The fair value of the stock options granted for the year ended March 31, 2009 is estimated using a Black-Scholes option-pricing model with following basic assumption and estimation method.

	NREH stock acquisition rights #1 for FY 2008	NREH stock acquisition rights #2 for FY 2008	NREH stock acquisition rights #3 for FY 2008
Share price volatility(*1)	46.3%	46.3%	46.3%
Expected lives (in years)(*2)	3.5	3.5	4.5
Expected dividends(*3)	40 yen per share	40 yen per share	40 yen per share
Risk-free interest rate(*4)	0.841%	0.841%	0.936%

(Note)

1.	Volatility is calculated based on the actual share price from October 3, 2006 to August 8, 2008.
2.	Expected lives are estimated under assumption that the stock option will be exercised at the middle of exercise period as there is difficulty in reasonable estimation due to non-sufficient historical data.
3.	Expected dividends are based on the expected dividends for the year ended March 31, 2009.
4.	Risk-free interest rate is the Japanese government bond yield with a maturity consistent with expected lives of options.

	Megalos stock acquisition rights #1 for FY 2008	Megalos stock acquisition rights #2 for FY 2008
Share price volatility(*1)	45.3%	45.3%
Expected lives (in years)(*2)	3.5	4.5
Expected dividends(*3)	30 yen per share	30 yen per share
Risk-free interest rate(*4)	0.734%	0.836%

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

(Note)

1.	Volatility is calculated based on the actual share price from November 9, 2007 to December 1, 2008.
2.	Expected lives are estimated under assumption that the stock option will be exercised at the middle of exercise period as there is difficulty in reasonable estimation due to non-sufficient historical data.
3.	Expected dividends are based on the expected dividends for the year ended March 31, 2008.
4.	Risk-free interest rate is the Japanese government bond yield with a maturity consistent with expected lives of options.

Estimation method of number of vested stock options

Basically, NLB adopted the method to reflect actual numbers of forfeited stock options as it is difficult to estimate numbers of future forfeited options reasonably.

12. Income taxes:

Details of deferred tax assets and liabilities are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Deferred tax assets
Unrealized transactions	¥16,265	¥17,280	$174
Loss on devaluation of inventories	4,635	15,159	153
Accrued pension and severance costs	4,956	5,842	59
Valuation Differences arising from business combination	—	2,979	30
Net unrealized losses on other securities	—	2,708	27
Accrued bonuses	1,696	1,779	18
Non-deductible depreciation	—	1,415	14
Loss on impairment of assets	1,227	1,321	13
Loss on devaluation of investment securities	—	1,279	13
Accrued enterprise tax	1,186	1,253	13
Loss from subleasing business	2,434	962	10
Others	5,678	5,766	58

Gross deferred tax assets	38,080	57,748	582
Less—Valuation allowance	(8,658)	(12,906)	(130)

Total deferred tax assets	29,422	44,842	452

Deferred tax liabilities
Valuation Differences arising from business combination	—	(69,956)	(706)
Reserve for advanced depreciation of fixed assets	(10,990)	(25,343)	(256)
Gains on establishment of retirement benefit trust	(436)	(320)	(3)
Net unrealized gains on other securities	(3,085)	—	—
Others	(498)	(1,536)	(15)

Total deferred tax liabilities	(15,010)	(97,155)	(980)

Net deferred tax assets (liabilities)	¥14,411	¥(52,312)	$(528)

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	March 31
	2007	2008(*)	2009(*)
Normal effective statutory tax rate	41.0%	—%	—%
Impact of:
Change in valuation allowance	1.6	—	—
Equity in earnings	(0.2)	—	—
Gain from changes in equity	(19.2)	—	—
Non-deductible entertainment expense, etc	0.2	—	—
Others	2.0	—	—

Effective tax rate	25.4%	—%	—%

(Note)	For the year ended March 31, 2008 and March 31, 2009, the reconciliation has been omitted since the difference between the effective income tax rate reflected in the consolidated statements of income and the normal effective statutory tax rate fell to below 5/100 of the effective income tax rate.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

13. Segment information:

Operating segments—

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

For the year ended March 31, 2009

	Millions of yen
	Housing	Buildings	Asset management and development	Brokerage / consignment sales	Other	Total	Elimination and corporate	Consolidation
I. Sales and Operating income/loss
Sales
(1) Sales to outside customers	¥231,285	¥87,331	¥77,471	¥36,728	¥23,383	¥456,200	¥—	¥456,200
(2) Intersegment sales/transfers	343	5,802	1,039	3,035	1,239	11,460	(11,460)	—

Total	231,628	93,133	78,510	39,764	24,623	467,660	(11,460)	456,200

Operating expenses	219,842	75,363	68,269	38,209	23,106	424,792	(4,465)	420,327

Operating income	¥11,786	¥17,769	¥10,241	¥1,554	¥1,516	¥42,868	¥(6,995)	¥35,872

II. Assets, depreciation and amortization and capital expenditure
Assets	¥318,845	¥554,585	¥372,855	¥57,922	¥30,313	¥1,334,522	¥91,625	¥1,426,147
Depreciation and amortization	234	6,001	71	148	1,562	8,018	230	8,248
Impairment loss on fixed assets	—	—	—	—	323	323	—	323
Capital expenditure	500	48,306	6,988	304	2,043	58,143	378	58,522

	Translation into millions of U.S. dollars
I. Net Sales and Operating income/loss Net Sales
(1) Net Sales to outside customers	$2,333	$881	$781	$370	$236	$4,601	$—	$4,601
(2) Intersegment net sales/transfers	3	59	10	31	12	116	(116)	—

Total	2,336	939	792	401	248	4,717	(116)	4,601

Operating expenses	2,217	760	689	385	233	4,284	(45)	4,239

Operating income	119	179	103	16	15	432	(71)	362

II. Assets, depreciation and amortization and capital expenditure
Assets	$3,216	$5,593	$3,761	$584	$306	$13,460	$924	$14,384
Depreciation and amortization	2	61	1	1	16	81	2	83
Impairment loss on fixed assets	—	—	—	—	3	3	—	3
Capital expenditure	5	487	70	3	21	586	4	590

(Note)

1.	Businesses segments have been classified according to their business contents

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

2.	Major products and services of each business segments are as follows:

Business segment	Major products
Housing	Sales of condominiums, houses and land, and comprehensive management of condominiums

Buildings	Rental and comprehensive management of office buildings and provision of heating system to specific areas

Asset management and development	Development and sales of real estate for rent and lease, management of real estate investment funds and investment in real estate investment fund

Brokerage/consignment sales	Brokerage, consulting of real estate, agency activities of condominiums sales and houses and insurance agency business

Other	Operating fitness clubs, golf clubs and hotels and construction of special order homes

3.	Operating expenses that are not allocable and included in the elimination and corporate are primarily general and administrative expenses and they were ¥6,172 million, ¥6,538 million and ¥6,707 million ($68 million) for the years ended March 31, 2007, 2008 and 2009, respectively.
4.	The company-wide assets that are included under the elimination and corporate in assets amounted to ¥103,895 million and ¥76,231 million and ¥124,990 million ($1,261 million) for the years ended March 31, 2007, 2008 and 2009, respectively. They were primarily surplus funds (cash, time deposits), long-term investment funds (investment securities), deferred tax assets and assets related to general affairs and administration.
5.	As stated in 1. Summary of accounting policies, “Accounting Standards for Measurement of Inventories” (ASBJ Statement No. 9; July 5, 2006) was adopted from the year ended March 31, 2007. The change for the year ended March 31, 2007 has resulted in a decrease in assets under “Other businesses” segments by ¥869 million as compared with the conventional method.
6.	Though “Development of real estate for rent and lease” business and others in the brokerage division for corporate and institutional clients in NRED were included in “Brokerage/consignment sales” segment until the year ended March 31, 2007, the segment for a part of them has been changed to “Asset management and development” segment in the year ended March 31, 2008. This is intended to, with the widen development of real estate for rent and lease based on the information for the brokerage, appropriately represent the realities of the business in response to mainly the establishment and of the new sections to take charge of and progress it.

The following tabular assumes the operating segment for the year ended March 31, 2007 was provided by the method for the year ended March 31, 2008 and 2009 as mentioned above.

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

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Geographic information—

Geographic information has been omitted as the proportion of domestic sales to the total sales and domestic assets to total assets were greater than 90%, respectively.

Overseas sales—

Overseas sales have been omitted as the proportion of overseas sales to consolidated sales were less than 10%.

14. Related party transactions:

Fellow subsidiaries, etc.

The balances and transactions with Nomura Securities Co., Ltd., a subsidiary of Nomura Holdings, Inc., as of March 31, 2007 and for the year ended March 31, 2007 were as follows:

Details of transaction (millions of yen)
Proceeds from sales of subsidiary’s share	¥36,652
Gain on sales of subsidiary’s share	¥25,623
Purchase of securities(* 1)	¥12,968
Balance at end of year (millions of yen)
Securities	¥12,990

The transactions with Nomura Securities Co., Ltd., a subsidiary of Nomura Holdings, Inc., for the year ended March 31, 2008 were as follows:

Details of transaction (millions of yen)
Redemption of securities(* 2)	¥13,000

(Note)

1.	The sales price is determined on the basis of market price.
2.	The redemption amount is the face amount.

(1) Transactions of the NLB with related individual, including shareholders and directors, for the year ended March 31, 2009 were none.

(2) Transactions of the NLB’s consolidated subsidiaries with related individual, including shareholders and directors, for the year ended March 31, 2009 were as follows:

 Fellow subsidiaries, etc.

The balances and transactions with Nomura Securities Co., Ltd., a subsidiary of Nomura Holdings, Inc., as of March 31, 2009 and for the year ended March 31, 2009 were as follows:

Details of transaction (millions of yen)
Purchase of CRF	¥19,000 ($192 million)
Proceeds from sales of CRF	¥14,000 ($141 million)
Balance at end of year (millions of yen)
Securities	¥5,000 ($50 million)

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

The transactions with The Nomura Trust and Banking Co., Ltd., a subsidiary of Nomura Holdings, Inc., for the year ended March 31, 2009 were as follows:

Details of transaction (millions of yen)
Borrowings	¥17,000	($171 million)
Repayment of borrowings	¥17,000	($171 million)

‚ Shareholders and directors, etc.

The transactions with Mr. Hirohisa Suzuki, president and director, for the year ended March 31, 2009 were as follows:

Details of transaction (millions of yen)
Housing construction	¥107	($1 million)

(3) The summary financial information of NLB’s significant affiliate

For the year ended March 31, 2009, significant affiliate is Asahi Fire and Marine Insurance Co., Ltd., and its summary financial information were as follows:

	Asahi Fire and Marine Insurance Co., Ltd., for FY 2008
	(in millions of yen)
Total assets	¥382,946	($3,862 million	)
Total liabilities	¥366,803	($3,699 million	)
Total net assets	¥16,143	($163 million	)
Ordinary income	¥85,464	($862 million	)
Loss before income taxes	¥912	($9 million	)
Net loss	¥1,322	($13 million	)

15. Per share data:

	Yen			Translation into U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Net assets per share	¥88,279.40	¥89,301.66	¥85,543.70	$862.77
Net income per share	50,879.32	13,248.32	3,835.21	38.68
Diluted net income per share(*1)	—	13,214.06	3,833.09	38.66

(Note)

1.	The diluted earnings per shares for the year ended March 31, 2007 is not presented because the factors of dilution to average number of shares outstanding do not exist.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

The basis for computation of net income per share and diluted net income per share is shown below.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2009	2009
Net income per share
Net income	¥101,085	¥26,324	¥7,625	$77
Net income on common stock	101,085	26,324	7,625	77
Average number of shares outstanding (thousand shares)	1,986	1,987	1,988	20
Diluted income per share
Adjustments for net income	—	(68)	(4)	(0)
(Change in equity by exercise of stock acquisition rights in consolidated subsidiaries included above)	—	(68)	(4)	(0)
Shares not included in the computation of diluted income per share because of an antidilutive effect	—	NREH stock acquisition rights #3 for FY 2007 (Share acquisition rights, 1,804)

NREH stock
acquisition rights
#2 for FY 2007
(Share acquisition
rights, 523),
#3 for FY 2007
(Share acquisition
rights, 1,804),
#1 for FY 2008
(Share acquisition
rights, 148),
#2 for FY 2008
(Share acquisition
rights, 613) and
#3 for FY 2008
(Share acquisition
rights, 1,912).

Megalos stock
acquisition rights
#2 for FY 2008
(Share acquisition
rights, 320)

16. Subsequent events:

For the year ended March 31, 2008, not applicable.

For the year ended March 31, 2009, the details of events are shown below.

Issuance of New Shares by Consolidated subsidiary

NREH, NLB’s consolidated subsidiary, announced that it resolved at the meeting of its Board of Directors held at June 1, 2009 matters relating to the issuance of new shares and it was fully subscribed at June 16, 2009.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

Issuance of New Shares by way of Public Offering

1.	Way of offering : General Offering

2.	Class and Number of Shares to be issued : Common Stock 36,000,000 shares

3.	Issued price : 1,601.36 yen per share

4.	Total amount of issued price : 57,648 million yen

5.	Paid-in-capital : 800.68 yen per share

6.	Total amount of Paid-in-capital : 28,824 million yen

7.	Payment date : June 16, 2009

8.	Use of proceeds : Repayment of short-term borrowings, purchase of land for building residences and payment for construction expenses

NREH also announced that it resolved at the meeting of its Board of Directors held at June 1, 2009 matters relating to the issuance of new shares by way of third-party (Nomura Securities Co.,) allotment. Nomura Securities Co., was lead managing underwriter of general offering and this placement was relating to secondary offering by way of over-allotment (Offering of borrowed common 5,400,000 shares from NREH’s shareholders).

1.	Class and Number of Shares to be issued : Common Stock 5,400,000 shares

2.	Issued price : 1,601.36 yen per share

3.	Total amount of issued price : 8,647 million yen (Limit)

4.	Total amount of Paid-in-capital : 4,323 million yen (Limit)

5.	Allotee : Nomura Securities Co.,

6.	Subscription date : July 13, 2009

7.	Payment date : July 14, 2009

8.	Use of proceeds : Repayment of short-term borrowings, purchase of land for building residences and payment for construction expenses

9.	Other : Nomura Securities Co., may conduct syndicate cover transactions. The common shares of NREH purchased through such syndicate cover transactions may be used, in part or in whole, to return the Borrowed 5,400,000 Shares. Accordingly, the shares will not be newly issued partly or fully by way of third-party allotment due to forfeiture, since Nomura Securities Co., will not accept the allotment of the capital increase, in part or in whole, by way of third-party allotment and subscribe for shared to be issued therefor.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

17. Supplementary information:

Bonds and debentures information is as follows:

Name of company	Issue	Issue date	Balance at March 31, 2008 (million yen)	Balance at March 31, 2009		Coupon (%)	Collateral	Redemption date
				(million yen)	(million dollars)
Nomura Real Estate Holdings	First Unsecured bond	October 31, 2007	¥10,000	¥10,000	$101	1.7	Unsecured	October 31, 2014

Nomura Real Estate Holdings	Second Unsecured bond	October 31, 2007	10,000	10,000	101	2.1	Unsecured	October 31, 2017

Shinjuku Development Special Purpose Company	First Secured Tokutei Shasai (Specified Bond)	October 3, 2007	300	300 (300)	3 (3)	3.0	Pledged	December 31, 2009

		Total	¥20,300	¥20,300 (300)	$205 (3)

(Note)	Maturity ladder of bonds and debentures due within five years after the consolidated closing date are as follows.

Millions of yen
Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years
¥ 300	¥—	¥—	¥—	¥—

Translation into millions of U.S. dollars
Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years
$ 3	$—	$—	$—	$—

Borrowing schedule is as follows:

Classification	Balance at March 31, 2008 (million yen)	Balance at March 31, 2009		Average interest rate (%)	Due date
		(million yen)	(million dollars)
Short-term borrowings	¥34,500	¥142,700	$1,439	1.1	—
Long-term borrowings due within one year	49,784	60,746	613	1.5	—
Lease obligations due within one year	—	75	1	—	—
Long-term borrowings (excluding those due within one year)	318,282	564,576	5,694	1.4	2010-2019
Lease obligations (excluding those due within one year)	—	265	3	—	2010-2014
Other interest-bearing debt	—	—	—	—	—

Total	¥402,566	¥768,364	$7,750

(Note)
1.	The weighted average interest rate on the outstanding balance of the loan at the end of the fiscal year has been indicated for the Average interest rate.
2.	The Average interest rate for lease obligations has been omitted since the amount thereof is carried at the amount including calculated interest that is a part of total lease payment at some NLB’s consolidated subsidiaries in the consolidated balance sheet.

NOMURA LAND AND BUILDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2007

and the years ended March 31, 2008 (unaudited) and March 31, 2009 (unaudited)

3.	Maturity ladder of long-term borrowings (excluding those due within one year) due within five years after the consolidated closing date are as follows.

	Millions of yen
	1-2 years	2-3 years	3-4 years	4-5 years
Long-term borrowings	¥99,861	¥94,243	¥100,409	¥113,876
Lease obligations	76	76	76	36

	Translation into millions of U.S. dollars
	1-2 years	2-3 years	3-4 years	4-5 years
Long-term borrowings	$1,007	$951	$1,013	$1,149
Lease obligations	1	1	1	1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ KENICHI WATANABE
	Name:	Kenichi Watanabe
	Title:	President and Chief Executive Officer

Date: June 30, 2009

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

4.1	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)*1

4.2	Liabilities Limitation Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 30, 2008)*2

4.3	Liabilities Limitation Agreement (English translation)*3

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

*1	Nomura and each of Masaharu Shibata, Hideaki Kubori and Haruo Tsuji entered into a Liabilities Limitation Agreement, dated June 28, 2006, in the form of this exhibit.
*2	Nomura and each of Masahiro Sakane and Tsuguoki Fujinuma entered into a Liabilities Limitation Agreement, dated June 26, 2008, in the form of this exhibit.
*3	Nomura and Hajime Sawabe entered into a Liabilities Limitation Agreement, dated June 25, 2009, in the form of this exhibit.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.