Form 20-F
period 2010-03-31
NOMURA HOLDINGS INC
filed 2010-06-29
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

As of March 31, 2010, 3,669,044,614 shares of Common Stock were outstanding, including 66,855,920 shares represented by 66,855,920 American Depositary Shares.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data.

The following table shows selected financial information as of and for the years ended March 31, 2006, 2007, 2008, 2009 and 2010 which is derived from our consolidated financial statements included in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Year Ended March 31
	2006	2007	2008	2009	2010	2010(8)
	(in millions, except per share data and percentages)
Statement of operations data:
Revenue	¥1,792,840	¥2,049,101	¥1,593,722	¥664,511	¥1,356,751	$14,526
Interest expense	647,190	958,000	806,465	351,884	205,929	2,205

Net revenue	1,145,650	1,091,101	787,257	312,627	1,150,822	12,321
Non-interest expenses	693,634	772,599	852,167	1,092,892	1,045,575	11,194

Income (loss) from continuing operations before income taxes	452,016	318,502	(64,910)	(780,265)	105,247	1,127
Income tax expense	188,972	145,930	3,259	(70,854)	37,161	398

Income (loss) from continuing operations	263,044	172,572	(68,169)	(709,411)	68,086	729
Income on discontinued operations(1)	47,700	—	—	—	—	—

Net income (loss)(2)	¥310,744	¥172,572	¥(68,169)	¥(709,411)	¥68,086	$729
Less: Net income (loss) attributable to noncontrolling interests(2)	6,416	(3,256)	(322)	(1,219)	288	3

Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)(2)	¥304,328	¥175,828	¥(67,847)	¥(708,192)	¥67,798	$726

Balance sheet data (period end):
Total assets(3)	¥34,694,679	¥35,577,511	¥25,236,054	¥24,837,848	¥32,230,428	$345,080
Total NHI shareholders’ equity(2)	2,063,327	2,185,919	1,988,124	1,539,396	2,126,929	22,772
Total equity(2)	2,083,629	2,222,959	2,001,102	1,551,546	2,133,014	22,837
Common stock	182,800	182,800	182,800	321,765	594,493	6,365

Per share data:
Net income (loss) attributable to NHI—basic	¥159.02	¥92.25	¥(35.55)	¥(364.69)	¥21.68	$0.23
Net income (loss) attributable to NHI—diluted	158.78	92.00	(35.57)	(366.16)	21.59	0.23
Total NHI shareholders’ equity(4)	1,083.19	1,146.23	1,042.60	590.99	579.70	6.21
Cash dividends(4)	48.00	44.00	34.00	25.50	8.00
Cash dividends in USD(5)	$0.41	$0.37	$0.34	$0.26	$0.09
Weighted average number of shares outstanding (in thousands)(6)	1,913,759	1,906,012	1,908,399	1,941,907	3,126,790

Return on equity(7):	15.5%	8.3%	(3.3)%	(40.2)%	3.7%

Notes:
(1)	In accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Codification™ (“ASC”) 360 “Property, Plant, and Equipment”, income from discontinued operations is separately reported.
(2)	On April 1, 2009, we adopted new guidance for the accounting and reporting for noncontrolling interests. See Note 1, “Summary of accounting policies” in our consolidated financial statements included in this annual report. In the above table, this guidance has been retrospectively applied to the amounts as of and for the years ended March 31, 2006, 2007, 2008 and 2009.
(3)	On April 1, 2008, we adopted new guidance for the offsetting of cash collateral against net derivative balances. See Note 1, “Summary of accounting policies” in our consolidated financial statements included in this annual report. In the above table, total assets as of March 31, 2006, 2007 and 2008 have been adjusted to retrospectively apply this guidance.
(4)	Calculated using the number of shares outstanding at period end.
(5)	Calculated using the yen-dollar exchange rate of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
(6)	The number shown is used to calculate basic earnings per share.
(7)	Calculated as Net income (loss) attributable to NHI divided by average Total NHI shareholders’ equity.
(8)	Calculated using the yen-dollar exchange rate of $1.00 = ¥93.40, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated certain Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. The rate we used for the translations was ¥93.40 equal to $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Year ended March 31,	High	Low	Average(1)	Year end
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40

Calendar year 2010	High	Low
January	93.31	89.41
February	91.94	88.84
March	93.40	88.43
April	94.51	92.03
May	94.68	89.89
June (through June 25)	92.33	89.35

(1)	Average rate represents the average of rates available on the last business day of each month during the period.

The noon buying rate for Japanese yen on June 25, 2010 was $1.00 = ¥89.35

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

Recent financial and credit crises and recessionary economies around the world have had, and may continue to have, adverse effects on our businesses, financial condition and results of operations

During 2008, particularly the second half of the year, the business environment was extremely adverse. Despite signs of recovery in the first half of 2009, the business environment remains extremely uncertain in the medium to long term. Starting in mid-2007 in the United States and Europe, and particularly during the second half of 2008, the financial services industry and global securities markets were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in the values of subprime mortgages in the U.S. market, but spread to all mortgage and real estate asset classes, to leveraged loans and to nearly all asset classes, including equities. While the markets have generally stabilized and improved over the course of 2009, the values of many asset classes have not returned to previous levels. Further, the markets have been facing new challenges arising out of concerns over certain sovereign risks and our business environment remains extremely uncertain in the medium to long term.

Market conditions have also led to the failure or merger of a number of prominent financial institutions, primarily in the United States. Financial institution failures or problems have resulted in further losses as a consequence of defaults on securities issued by them and defaults on derivatives and other contracts entered into with such entities. The geographic reach of such consequences has extended globally. In addition, the United States, large parts of Europe and Japan have experienced a significant downturn in their economies as a whole. Business activity across a wide range of industries and regions continues to be significantly reduced and many companies continue to be in serious difficulty due to the lack of demand for their products or services, primarily due to significantly reduced consumer spending, lack of liquidity in the credit markets and high unemployment rates. Any failure to achieve desired results from the recent government aid or stimulus programs around the world, or any phase-out or termination of such programs, could further adversely affect our business environment.

In response to these challenges in the business environment, we have been implementing several strategic initiatives. We are seeking to expand our client base, focusing on growing market share in client-driven flow businesses and continuing to review and reduce asset size through targeted disposition of assets not suited to our business focus. We are implementing cost reduction through selective downsizing with a concentration on core businesses in the short-term, as well as reengineering our business processes in the longer-term. There can be no assurance, however, that we will be able to carry out any of these strategic initiatives or that, even if they are carried out, they will have the intended effect or will be effective in addressing the difficulties we have or we may have under the current business environment. Also, there can be no assurance that the economic environment will not worsen in the future (as exemplified by the Greek debt crisis that manifested in the first half of calendar year 2010, adversely affecting the credibility of the euro currency and fostering financial doubts with regards to other countries), in which case our financial condition and results of operations may be materially and adversely affected.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, acts of terrorism, international tensions, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility or governmental fiscal and monetary policy changes in Japan and other jurisdictions where we conduct business.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume and value of securities that we broker for our clients. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

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

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for our own account and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including financial derivatives transactions in equity, interest rate, currency, credit, commodity and other markets, as well as in loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. Although we have worked to mitigate these position risks with a variety of hedging techniques, these market movements could result in losses. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998, and the global financial and credit crisis in the autumn of 2008. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets.

Our businesses have been and may continue to be affected by changes in market volatility levels. Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by value at risk, or VaR, and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral can increase our costs and reduce our profitability; and if we are the party receiving collateral, such declines can reduce our profitability by reducing the level of business done with our clients and counterparties.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of securities concentrated in specific assets can increase our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of the global financial and credit crisis in the autumn of 2008, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

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

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products developed through financial engineering/innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk. Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

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

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect our liquidity or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time.

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

Further, other factors which are not specific to us may increase our funding cost, such as negative market perception of Japanese fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only events such as the Russian economic crisis in 1998, the terrorist attacks in the United States on September 11, 2001, U.S. subprime issues since 2007, and the global financial and credit crisis in the autumn of 2008, in each case adversely affecting our business, but also more generally the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete, less competitive or not workable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and criminal prosecution with respect to the issuers of our trading and investment assets.

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

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	the decline of prices of securities issued by third parties, or

•

the execution of securities, futures, currency or derivative trades that fail to settle at the required time due to default by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swap contracts, or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

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

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

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

The financial services industry is intensely competitive and rapidly consolidating

Our businesses are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the underwriting business, corporate advisory services in connection with M&A, and retail business.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, a number of securities companies have allied with or been acquired by commercial banks, and non-Japanese commercial banks are enhancing their securities subsidiaries in Japan. Most of our major Japanese competitors are now owned by, or allied with, bank holding groups. Through such business alliances and consolidations, these other securities companies and commercial banks have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. Our policy to remain independent from commercial banks may result in the loss of market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial services firms in international markets

We believe that significant opportunities and challenges will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial services firms are larger, better capitalized and have a stronger local presence and a longer operating history in these markets. As a means to bolster our international operations, we acquired certain Lehman operations, including some of the Lehman employees in Europe and the Middle East and a majority of the Lehman employees in Asia, as well as certain specialized service companies in India in 2008. There can be no assurance, however, that we will successfully achieve the targeted synergies or other intended benefits from the acquisition of former Lehman operations as contemplated. In addition, we are currently rebuilding our operations in the United States. In particular, we are increasing headcount to service client-related businesses, including cross-border transactions such as sales in Europe or Asia of products originated in the United States and vice versa. We believe that U.S. build-out will be important to our global success due to continued global demand for U.S. products, and failure to expand and strengthen our operations in the United States may materially and adversely affect our global strategy.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk which could result in financial losses, disruption in our business, litigation from relevant parties, intervention in our business by the regulatory authorities, or damage to our reputation:

•	failure to settle securities transactions,

•	failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to securities exchanges,

•	suspension or malfunction of systems,

•	the destruction of our facilities or systems due to large-scale disasters or acts of terrorism, which are beyond anticipation and could not be covered by our contingency plan or

•	the disruption of our business due to pandemic diseases or illnesses, such as avian influenza and swine flu.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions and legal claims concerning our financial advisory and merchant banking business.

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

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand. These regulations are designed to ensure the integrity of the financial markets and to protect clients and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, client protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the Financial Instruments and Exchange Act (the “FIEA”), effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were partially deregulated. Therefore, we may face increased competition as our competitors will be able to cooperate more closely with their affiliated commercial banks.

We currently calculate and disclose our consolidated capital adequacy ratio by applying the Financial Services Agency (“FSA”) capital adequacy rules applicable to bank holding companies with international operations, as allowed under the guideline published by the FSA. In July 2009, the Basel Committee approved a basic package of measures designed to strengthen its rules for capital adequacy measures, commonly referred to as Basel II, upon which the above-mentioned FSA’s capital adequacy rules are based. Also, in December 2009, the Basel Committee announced consultative proposals to strengthen the resilience of the banking sector, laying out a new framework of capital and liquidity regulations in response to the global financial crisis. For more information about such measures, see “Consolidated Regulatory Requirements” under Item 5.B. of this annual report. Although specific rules implementing such measures designed to strengthen Basel II as well as the FSA’s rules implementing such measures in Japan are yet to be finalized, as a result of the implementation of those new measures, our capital adequacy ratio may decrease or we may be required to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders.

The FSA amended the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.” which became effective on March 4, 2010. Such amendment includes, among others, restrictions on the compensation systems of corporate groups of financial instruments firms engaging in international operations, including Nomura, which are designed to reduce excessive risk taking by their executives and employees. In addition, to improve the stability and transparency of Japan’s financial system and to ensure the protection of investors, another bill to amend the FIEA was passed by the Diet on May 12, 2010. The amendment is scheduled to become effective within one year, and is intended to strengthen group-wide regulation and supervision by introducing consolidated supervision of securities companies the size of which exceeds specified parameters. For more information about such amendments, see “Regulation—Japan” under Item 4.B. of this annual report.

In addition, in response to the financial markets crisis, governments and regulatory authorities in various jurisdictions, such as the U.S. and the U.K., have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. For example, on June 25, 2010, a bi-partisan committee of the U.S. Congress agreed on a financial regulatory reform bill which, among others, would: (i) restrict banks’ proprietary trading as well as investments in hedge funds and private equity funds; (ii) authorize a special assessment on financial institutions with more than $50 billion in assets, and hedge funds with more than $10 billion in assets; (iii) empower regulators to liquidate failing financial companies; (iv) provide for a broader regulatory oversight of hedge funds and credit rating agencies; (v) and create a tight new regulatory framework for derivatives. The committee bill is expected to be approved by both the House of Representatives and the Senate, allowing President Barack Obama to sign it into law before July 4, 2010. In the UK Emergency Budget Statement delivered on June 22, 2010, the Chancellor of the Exchequer proposed a levy on the total liabilities of UK banks, which would include the UK entities of non-UK banks and banking groups. This is in line with initiatives on national bank levies recently taken by the Council of European Union and relates more broadly to a proposal regarding new taxes on financial institutions submitted to the governments of the Group of Twenty (G-20) by the International Monetary Fund. The impact of the regulations and legislation on us and our industry is still unknown and various countries where we operate (including Japan) could introduce similar measures. Tightening of regulations or introduction of new tax or levy applicable to us and our industry in many countries could adversely affect our business, financial condition and operating results.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve, for example, the improper use or disclosure of our or our clients’ confidential information, such as insider trading, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to detect or deter misconduct by an employee, director or officer and the precautions we take to detect and prevent misconduct may not be effective in all cases. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of our financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect. We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act on the Protection of Personal Information and rules, regulations and guidelines relating thereto.

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses in dealing with any such problems.

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

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity business in Japan and outside of Japan through fully owned subsidiaries and other consolidated entities which have third party pooling of funds. Decline of fair values of our investment positions, which could arise from deteriorating business performance of investee companies or any deterioration in the market conditions of these sectors, may cause material losses to us. Further, our inability to dispose of our private equity investments at the level and time we may wish could have a material impact on our operating results and financial condition.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our consolidated statements of operations. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so, as quickly as we may wish or at the desired values.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees, accounted for under the equity method in our consolidated financial statements, whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of clients’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our clients with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody.

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

Under Japan’s unit share system, holders of our shares constituting less than one unit are subject to transfer, voting and other restrictions

Pursuant to the Companies Act of Japan, or the Companies Act, relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 100 shares of our stock constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other right relating to voting. Under the unit share system, any holders of shares constituting less than a unit has the right to require us to purchase their shares. Also, any holders of shares constituting less than a unit may require us to sell them such number of shares as may be necessary to raise such holder’s share ownership to a whole unit. Shares constituting less than a unit are transferable under the Companies Act, but may not be traded on any Japanese stock exchange.

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

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

Our Articles of Incorporation, our Regulations of the Board of Directors and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other jurisdictions, including jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Our shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. Our dividend payout practice is no exception. We ultimately determine the actual dividend payment amount to our shareholders of record as of a record date, including whether we will make any dividend payment to such shareholders at all, only after such record date. For the foregoing reasons, our shareholders of record on a record date may not receive the dividends they anticipate. Furthermore, we do not announce any dividend forecast.

It may not be possible for investors to effect service of process within the United States upon us or our directors or executive officers, or to enforce against us or those persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors and executive officers reside in Japan. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

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

Item 4. Information on the Company

A. History and Development of the Company.

Nomura was incorporated in Japan on December 25, 1925 under the Commercial Code of Japan when the securities division of The Osaka Nomura Bank, Ltd. became a separate entity specializing in the trading and distribution of debt securities in Japan. Nomura was the first Japanese securities company to develop its business internationally with the opening in 1927 of a representative office in New York. In Japan, we broadened the scope of our business when we began trading in equity securities in 1938 and when we organized the first investment trust in Japan in 1941.

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

Our expansion overseas accelerated in 1967, when Nomura acquired a controlling interest in Nomura International (Hong Kong) Limited for the purpose of conducting broker-dealer activities in the Hong Kong capital markets. Subsequently, we established a number of other overseas subsidiaries, including Nomura

Securities International, Inc. in the United States in 1969 as a broker dealer and Nomura International Limited, now Nomura International plc, in the United Kingdom in 1981, which acts as an underwriter and a broker, as well as other overseas affiliates, branches and representative offices.

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

In December 2001, we listed our shares (in the form of American Depositary Shares evidenced by American Depositary Receipts) on the New York Stock Exchange.

We have also enhanced our asset management business through the acquisition of a majority interest in Nomura Asset Management Co., Ltd. in March 2000. Nomura Asset Management became a wholly-owned subsidiary of Nomura in December 2001.

In June 2003, we adopted a committee-based corporate governance system under which we established a Nomination Committee, an Audit Committee and a Compensation Committee. See Item 6.C of this annual report.

In February 2007, we acquired Instinet Incorporated, a global agency broker and major provider of electronic trading services for institutional investors, to develop an electronic platform in global equities.

In a series of steps beginning in September 2008, we acquired certain operations, including personnel, of former Lehman Brothers in Asia, Europe and the Middle East.

The address of Nomura’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: 81-3-5255-1000.

B. Business Overview.

Overview

We are one of the leading financial services groups in Japan and have worldwide operations. As of March 31, 2010, we operated offices in over 30 countries and regions including Japan, the United States, the United Kingdom, Singapore and Hong Kong Special Administrative Region (“Hong Kong SAR”) through our subsidiaries.

Our clients include individuals, corporations, financial institutions, governments and governmental agencies.

Our business consists of the following three divisions:

•	Retail—principally investment consultation services to retail clients

•	Wholesale—principally serving corporations and institutional investors with a broad range of products and services

•	Global Markets—principally fixed income and equity trading and asset finance businesses

•	Investment Banking—principally M&A advisory, corporate finance, solutions and merchant banking businesses

•	Asset Management—principally development and management of investment trusts, and investment advisory services

In April 2010, we established the Wholesale Division, encompassing the operations previously conducted by our Global Markets Division, the Investment Banking Division and the Merchant Banking Division. A discussion of our historical operating results through March 31, 2010 by category of activity and geographic market is provided in accordance with the Divisions in existence as of that date. See Item 5.A of this annual report.

Our Business Strategy

Our Corporate Goals and Principles

Our management vision is to establish ourselves as a globally competitive financial services group. We have also set a management target of maintaining an average consolidated return on equity (ROE) of 10% to 15% over the medium to long term, subject to change depending on capital regulation developments.

In pursuing this vision, we put our clients first and contribute to the creation of an affluent society based on investment by listening closely to the needs of our clients and delivering world class products and services and high value-added solutions via financial and capital markets. We aim to go beyond the boundaries of the traditional securities business and take the lead in expanding into new business areas, thereby constructing new growth models. In addition, we will promote compliance with applicable laws and regulations as well as engage in ethical corporate behavior.

Management Challenges and Strategies

The global economic downturn, triggered by the turmoil in financial markets, subsided in the Spring of 2009 through inventory adjustment and the execution of economic stimulus plans in many countries. Emerging markets are helping the global economy move gradually toward normality, but significant economic uncertainty and market volatility remain.

In this environment, we plan to address the needs of our global client base by taking advantage of our strengthened business platform and to strategically allocate management resources to grow our client base and improve our market share. In addition, we will continue to proceed with our plans to reduce costs by reengineering our business to fit the market environment and by increasing operational efficiency.

To achieve our strategic goals, we will implement the following initiatives:

•	Retail

We will continue to enhance our products and service offerings, which are provided through direct contacts, online or via call centers to accommodate increasingly sophisticated and diverse client needs. Other measures include development of new revenue streams through enhanced online businesses, continuous investment in our brand recognition designed to further our market penetration, and creation of new markets via new client segments. Through these efforts, we aim to continue being a trusted partner to our clients by providing world-class quality products and services that meet their individual needs.

•	Wholesale

Global Markets will continue to be the product supply hub for the Nomura group which will further enhance our product development expertise. In addition, we will leverage our global trading infrastructure and business franchise to deliver high value-added products and solutions to our clients. In Fixed Income, we will strengthen our global marketing structure and cater to increasing client needs by focusing on flow business in foreign exchange, interest rates, credit and commodities as a core, and structured business to attract solutions-oriented clients. We will continue to leverage our increased human capital pool in Asia, Europe and the Americas. In Equities, we aim to establish ourselves as a world-class liquidity provider.

In Investment Banking, we will expand our revenues by fully leveraging our significantly expanded client coverage and product platform in Europe, the Middle East and Africa, as well as in the Asia-Pacific and by strengthening collaboration with our Retail and Global Markets distribution capabilities, and aim to become a vital earnings driver for the entire Nomura group. In addition to revenue from traditional businesses such as M&A advisory and underwriting, we will pursue solutions businesses in order to diversify and expand our revenue sources. We will also continue to strengthen our coverage platform in the U.S. for selected industries to support clients’ global activities and increase our business opportunities. In our merchant banking business, we remain focused on increasing the enterprise value of the companies in which we invest, and on achieving optimal or immediate returns on investments by continually weighing exit strategy options. With the continued instability in the global investment environment, we are taking a more cautious approach to new investments and are continually reevaluating our investment and exit strategies.

•	Asset Management

We aim to increase our world-class competitive advantage in Japan and the rest of Asia by expanding our investment management and product delivery capabilities globally. We intend to increase assets under management from both individual and institutional investors and expand our client base by providing clients in Japan with a diverse range of global investment opportunities and by meeting international investor demand for investment opportunities in Japan and Asia.

In implementing the initiatives outlined above, we will enhance collaboration between divisions. We aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

In addition, we are working to further enhance our management system to support continued growth.

In the wake of the financial crisis, the market and regulatory environments surrounding global financial institutions have changed significantly. We strengthened our capital base through a public offering in October 2009 to allow for these environmental changes as well as to achieve sustainable growth. Going forward, we will continue to maintain our strong financial base and leverage it to grow our client-focused business platform.

We understand that it is necessary to further strengthen our global risk management system. By adopting a proactive risk management approach, senior management has directly engaged in risk management-related decision making. We will continue to strengthen this system.

As our business becomes increasingly international, we recognize the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context. We will further enhance Nomura group’s overall compliance system.

We view talented personnel as key assets. In line with our basic client-oriented business approach, we have established globally-uniform personnel policies firmly rooted in the belief that employees should be rewarded for their overall performance. We will continue to build a professional organization capable of delivering a comprehensive range of services that satisfy our clients.

Retail

In Retail, we conduct business activities mainly for individuals and corporations in Japan through a network of nationwide branches. The number of branches was 172 as of the end of March 2010. We offer investment consultation services to meet the medium to long term needs of our customers. The aggregate market value of our retail client assets increased to ¥73.5 trillion as of the end of March 2010 from ¥59.3 trillion a year ago. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.

In order to execute our business strategy described above in “Our Business Strategy”, we employ various methods to deliver our services to clients. These include face-to-face meetings with our staff, either in our branch offices through client visits, communications through Nomura Home Trade, an internet-based trading service, or through our call centers.

We capitalize on the linkages between the Retail, Wholesale and Asset Management Divisions to offer various financial instruments such as stocks, debt securities, investment trusts and variable annuity insurance products, for the short, medium, and long term, with different risk levels. We seek to provide proprietary Nomura expertise to clients through various media such as our investor reports and Nomura Home Trade.

Wholesale

Our Wholesale Division consists of Global Markets, Investment Banking and certain other non-Retail operations. We formed this new division in April 2010 to promote seamless coordination between the underlying businesses and to provide our clients with timely, high value-added services tailored to their needs.

Global Markets

Global Markets consists of three businesses: Fixed Income, Equities and Asset Finance.

•	Fixed Income handles mainly debt securities, foreign currencies and commodities as well as related derivatives.

•	Equities focuses on equities and equity-linked derivatives.

•	Asset Finance helps clients raise capital through real estate and asset securitization, financing and other solutions.

We have full-service offerings in Fixed Income and Equities, with a proven track record of selling and trading debt securities, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our clients, Global Markets is enhancing its trading and product origination capabilities to be the product supply hub for the Nomura group, offering superior products not only to institutional investors but also to Retail and Asset Management clients. In addition, we offer execution services based on cutting-edge technologies such as algorithmic trading and transaction cost analysis. We seek to maximize the synergies and cross-selling opportunities across our recently expanded global operations.

In Asset Finance, we leverage our broad client base to maximum advantage and offer high value-added services including financial advisory, the structuring of privately placed funds and commercial mortgage-backed securities, equity and mezzanine financing and other services through a one-stop approach. We are also branching out into real estate management operations, as well as enhancing our expertise to supply financial products that meet investors’ real estate-related needs.

We have established extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These strong relationships enable us to understand specific client requirements and to develop and deliver solutions that meet those needs across a broad product lineup.

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

Financial Advisory & Solutions Services. We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, capital structuring, corporate defense activities, leveraged buyouts and risk solutions. Our involvement in initial public offerings (“IPOs”), reorganizations and other corporate restructurings related to industry consolidation enhance our opportunities to offer clients other advisory and investment banking services. We are one of the leading financial advisors in Asia.

Merchant Banking. In Japan, we operate through wholly owned subsidiaries, including Nomura Principal Finance Co., Ltd. and Nomura Financial Partners Co., Ltd. Our main focus has been targeting investment opportunities that will offer attractive returns to us and which will also help contribute to the structural reform of the Japanese economy. In Europe, our private equity investments are mainly managed by Terra Firma, which is operated by former Nomura employees. We also make alternative investments in Europe and investments in venture companies in Japan, Europe and the United States. In Asia, we set up Asia Merchant Banking in 2007 to seek investment opportunities brought about by the expansion of the regional economy. For a further description of our private equity business, see Item 5.A “Private Equity Business.”

Asset Management

We conduct our asset management business, which consists of the development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co., Ltd. (NAMCO). NAMCO is the largest asset management company in Japan in terms of assets under management in investment trusts as of March 31, 2010. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create business opportunities. In order to make these opportunities available, NAMCO manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through Nomura Securities Co., Ltd. as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank. Investment trusts are also offered in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

Our Research Activities

We have been successfully building a leading global research platform. Research coverage worldwide in March of this year reached 1,760 companies and the total number of researchers globally is 640. In this year’s Nikkei analyst ranking survey, our Japan team was ranked first. Our European team achieved their best results ever in the recent Institutional Investor survey, ranking second out of 23 teams which improved from our previous ranking of eighth place in 2009. We recently announced key hires to our US equity research team to further strengthen our global research capabilities.

Our Information Technology

We believe that information technology is one of the key success factors for our overall business and intend to develop and maintain a solid technology platform to ensure that the firm is able to fulfill the various needs of our clients. Accordingly, we will continue to build a technology platform suitable for each business segment.

For example, for our retail clients, we have introduced Nomura Home Trade, at www.nomura.co.jp/hometrade, which provides on-line trading capabilities and current status reports on asset portfolios, investments and transactions and investment information, including our research reports through the internet or mobile phones. Our subsidiaries, Nomura Securities merged with JOINVEST Securities Co., Ltd. in 2009 to provide expanded internet-based services to its clients.

On the wholesale side, we enhanced our technology platform for higher trading capabilities such as Direct Market Access and Algorithmic Trade, and for better risk management capability. We are planning to further leverage our service entities in India to facilitate the operations of the wholesale business.

Competition

As a leading financial services industry player, we are active in markets which remain intensely competitive and we expect them to remain so. We compete globally with other securities firms, banks and integrated financial institutions. We also face competition on regional, product and niche bases from local and specialist firms. A number of factors determine our competitive position against other firms, including:

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

In Japan, we compete with other Japanese and non-Japanese securities companies and other financial institutions. Competition has become more intense due to deregulation in the Japanese financial industry since the late 1990s and the increased presence of global securities companies and other financial institutions. In particular, major global firms have increased their presence in securities underwriting, corporate advisory services (particularly M&A advisory) and secondary securities sales and trading.

There has also been substantial consolidation and convergence among financial institutions in recent years, both within Japan and globally. This trend accelerated further over the course of the past years as several leading market players consolidated, were forced to merge, received governmental assistance, or received regulatory approval to transition to bank holding companies in the credit crisis. The growing presence and scale of financial groups which encompass commercial banking, securities brokerage, investment banking and other financial services has led to increased competition. Through their broadened offerings, these firms are able to create good client relationships and leverage their existing client base in the brokerage and investment banking business as well.

In addition to the breadth of their products and services, these firms have the ability to pursue greater market share in investment banking and securities products by reducing margins and relying on their commercial banking, asset management, insurance and other financial services activities. This has resulted in pricing pressure in our investment banking and trading businesses and could result in pricing pressure in other areas of our businesses. Moreover, the trend toward consolidation and convergence has significantly increased the capital base and geographic reach of some of our competitors, hastening the globalization of the securities and financial services markets. To accommodate this trend, we will have to compete successfully with financial institutions that are large and well-capitalized, and that may have a stronger local presence and longer operating history outside Japan.

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

Regulation

Japan

The FIEA, which came into effect on September 30, 2007 to amend and replace the former Securities and Exchange Law, widely regulates financial products and services in Japan under the defined terms “financial instruments” and “financial instruments trading business”. The FIEA combines previously existing financial and securities related laws to comprehensively regulate financial products. It expands the scope of securities subject to regulation, extending, among others, to a previously unregulated category of products identified under the defined term “collective investment schemes”. The FIEA also widely regulates “financial instruments trading business”, which includes not only the securities business but also the investment advisory business, the investment trust management business and the financial futures trading business.

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

Regulation of the Securities Industry. The FIEA regulates most aspects of securities transactions and the securities industry in Japan, including public offerings, private placements and secondary trading of securities, on-going disclosure by securities issuers, tender offers for securities, organization and operation of securities exchanges and self-regulatory associations, and registration of securities companies. The Prime Minister has the authority to regulate the securities industry and securities companies. This authority is delegated to the Commissioner of the FSA under the FIEA. The Securities and Exchange Surveillance Commission, an external agency of the FSA which is independent from the Agency’s other bureaus, is vested with authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder the fair trading of securities, including inspection of securities companies. Furthermore, the Commissioner of the FSA delegates certain authority to the Director General of Local Finance Bureau to inspect local securities companies and branches. A violation of applicable laws and regulations may result in various administrative sanctions, including the revocation of registration or authorization, the suspension of business or an order to discharge any director or executive officer who has failed to comply with applicable laws and regulations. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory association of the securities industry.

To enhance investor protection, each Japanese securities company is required to segregate client assets and to hold membership in an Investor Protection Fund approved by the government under the FIEA. The Investor Protection Fund is funded through assessments on its securities company members. In the event of failure of a securities company that is a member of the fund, the Investor Protection Fund provides protection of up to ¥10 million per client. The Investor Protection Fund covers claims related to securities deposited by clients with the failed securities company and certain other client claims.

Regulation of Financial Instruments Firms. On December 25, 2009, the FSA issued for public comment a proposed amendment to the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.”, which became effective on March 4, 2010. This amendment requires corporate groups of financial instruments firms (i.e., firms engaging in the securities business, investment advisory business or certain other financial services) that engage in international operations, including Nomura, to strengthen their management and compliance systems in view of the increasingly significant growth, complication and development of their international operations. These new requirements include strengthening the groups’ business management system, compliance system and risk management system, as well as public disclosure of detailed information regarding their capital adequacy ratios, in accordance with the Basel II framework.

In addition, the amendment includes restrictions on their compensation system, which are designed to reduce excessive risk taking by their executives and employees.

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

Regulatory Amendments. A bill to amend the FIEA was passed by the Diet on June 6, 2008 and came into full effect on June 1, 2009, to strengthen the competitiveness of Japan’s financial and capital markets.

A part of the amendment, which became effective on December 12, 2008, requires a review by the Japanese government of the existing system of administrative monetary penalties, in order to create fair, transparent and reliable markets. This amendment has increased the administrative monetary penalties that may be imposed in the event of certain types of misconduct, such as insider trading, market manipulation and filing of false disclosure documents, and has expanded the scope of misconduct to which administrative monetary penalties may apply to include additional items, such as illegal market stabilization and failure to file disclosure documents.

Another part of the amendment, which became effective on June 1, 2009, revamped the firewall regulations among securities companies, banks and insurance companies and abolished the ban on concurrent holding by certain employees, including executives, of posts in such companies. To manage conflicts of interest between or among securities companies, banks and insurance companies, these financial institutions are required to implement proper information management and to develop appropriate internal control frameworks to prevent client interests from being unfairly harmed due to trading by the financial institution itself or by other financial institutions within its group.

To improve the stability and transparency of Japan’s financial system and to ensure the protection of investors, another bill to amend the FIEA was passed by the Diet on May 12, 2010. A part of the amendment, which is scheduled to become effective within one year, is intended to strengthen group-wide regulation and supervision through the introduction of consolidated regulations on and the supervision of securities companies the size of which exceeds specified parameters. The amendment introduces, among others, obligations on parent companies of large securities companies to submit business reports and to meet capital adequacy requirements on a consolidated basis related to the whole group.

Another part of the amendment, which is scheduled to become effective within two and a half years, is intended to improve the stability and transparency of the settlement of over-the-counter (“OTC”) derivatives transactions by requiring the use of central counterparties for clearing certain OTC derivative transactions and by establishing a system for data storage and reporting of trade information for financial instruments business operators and clearing organizations.

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

Regulatory Capital Rules

Japan

The FIEA requires that all Financial Instruments Firms (Category I) (“Financial Instruments Firms I”), a category that includes Nomura Securities, ensure that their capital adequacy ratios do not fall below 120% on a non-consolidated basis. The FIEA also requires Financial Instruments Firms I to file month-end reports regarding their capital adequacy ratios with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, and also to disclose their capital adequacy ratios to the public on a quarterly basis. In addition, if the capital adequacy ratio of a Financial Instruments Firm I falls below 140%, it must file a daily report with the authorities. The FIEA provides for actions which the Prime Minister, through the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, may take if any Financial Instruments Firm I fails to meet the capital adequacy requirement. More specifically, if the capital adequacy ratio of any Financial Instruments Firms I falls below 120%, the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau may order the Financial Instruments Firm I to change its business conduct, to deposit its property in trust, or may issue any other supervisory order that such authorities deem necessary and appropriate to protect the interests of the general public or investors. If the capital adequacy ratio of a Financial Instruments Firm I falls below 100%, the authorities may take further action, including the issuance of orders to temporarily suspend its business and the revocation of its registration as a Financial Instruments Firm I under the FIEA.

Under the FIEA and regulations thereunder, the “capital adequacy ratio” means the ratio of adjusted capital to a quantified total of business risks. Adjusted capital is defined as net worth less illiquid assets. Net worth mainly consists of stated capital, additional paid-in capital, retained earnings, reserves for securities transactions, certain allowances for doubtful current accounts, net unrealized gains/losses in the market value of investment securities, and subordinated debt. Illiquid assets generally include non-current assets, certain deposits and advances and prepaid expenses. The business risks are divided into three categories: (i) market risks (i.e., risks of asset value changes due to decline in market values and other reasons), (ii) counterparty risks (i.e., risks of delinquency of counterparties and other reasons) and (iii) basic risks (i.e., risks in carrying out daily business activities, such as administrative problems with securities transactions and clerical mistakes), each quantified in the manner specified in a rule promulgated under the FIEA.

We closely monitor the capital adequacy ratio of Nomura Securities on a continuous basis. Since the introduction of the capital adequacy requirement in Japan in 1989, we have at all times been in compliance with these requirements. We believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

Under the “Guideline for Financial Conglomerates Supervision”, established by the FSA in June 2005, a “financial conglomerate” is defined as a corporate group, including two or more different types of financial institutions, such as a securities company and a bank. Nomura is classified as a financial conglomerate. Similar to Financial Instruments Firms I, financial conglomerates are required to maintain a certain capital adequacy ratio, which is 100% on a consolidated basis. The “Comprehensive Guidelines for Supervision of Financial Instruments

Business Operators, etc”, established by the FSA in July 2007, requires corporate groups of financial instruments firms engaging in international operations to report their consolidated capital adequacy ratios to the Commissioner of the FSA semi-annually and additionally if the ratio falls below 120%. Nomura is also classified as such a corporate group of financial instruments firms engaging in international operations and was therefore subject to such reporting requirements prior to March 31, 2009. Beginning from March 31, 2009, however, Nomura became subject to a different capital adequacy and reporting requirements as described below.

The “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc” allows corporate groups of financial instruments firms engaging in international operations to elect to calculate their capital adequacy ratios in accordance with the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (the “Bank Holding Companies Notice”), instead of calculating these ratios in accordance with the guideline applicable to financial conglomerates. The Bank Holding Companies Notice on capital adequacy for Japanese bank holding companies closely follows the risk-weighted approach introduced by the Basel Committee, commonly referred to as Basel II. The capital adequacy ratio required to be maintained by bank holding companies with international operations under the Bank Holding Companies Notice is 8.0% on a consolidated basis. Corporate groups of financial instruments firms engaging in international operations who elect to calculate their capital adequacy ratios in accordance with the Bank Holding Companies Notice must report their consolidated capital adequacy ratios to the Commissioner of the FSA semi-annually. We elected to calculate our capital adequacy ratio in accordance with the Bank Holding Companies Notice beginning on March 31, 2009, whereupon we became subject to the capital adequacy and reporting requirements described above.

We have been monitoring and acting in compliance with the consolidated capital adequacy requirements applicable to Nomura, and believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

The Basel Committee has issued a series of announcements regarding a broader program to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises, as described in “Consolidated Regulatory Requirements” under Item 5.B of this annual report. The Bank Holding Companies Notice may be amended to follow the new regulatory capital framework after it is officially adopted by the Basel Committee.

Overseas

In the United States, Nomura Securities International, Inc. (NSI) is a registered broker-dealer and registered futures commission merchant. As such, NSI is subject to the minimum net capital requirements of the United States Securities and Exchange Commission and the Commodity Futures Trading Commission. NSI is regulated by the Financial Industry Regulatory Authority and the Chicago Board of Trade as its designated self-regulatory organization. These requirements specify minimum levels of capital that U.S. broker-dealers are required to maintain and limit the amount of leverage that such broker-dealers may use in their businesses. As a primary dealer of U.S. government securities, NSI is also subject to the capital adequacy requirements under the Government Securities Act of 1986.

In Europe, the Nomura Europe Holdings plc (NEHS) group is regulated under consolidated supervision by the Financial Services Authority in the United Kingdom. Various banking and broker/dealer subsidiaries of the group are regulated on a stand alone basis by their appropriate local regulator.

In addition, certain of our other subsidiaries are subject to various securities and banking regulations, and the capital adequacy requirements established by the regulatory and exchange authorities of the countries in which those subsidiaries operate. We believe that each such subsidiary is, and will in the foreseeable future be, in compliance with these requirements in all material respects.

C. Organizational Structure.

The following table lists Nomura and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Principal Finance Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Pension Support & Service Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Private Equity Funds Research and Investments Co., Ltd.	Japan	65
Nomura Holding America Inc.	United States	100
Nomura Securities International, Inc.	United States	100
Nomura Corporate Research and Asset Management Inc.	United States	100
Nomura Derivative Products Inc.	United States	100
Nomura America Mortgage Finance, LLC	United States	100
Nomura Financial Holding America, LLC	United States	100
Nomura Global Financial Products Inc.	United States	100
NHI Acquisition Holding Inc.	United States	100
Instinet Incorporated	United States	100
Nomura Europe Holdings plc	United Kingdom	100
Nomura International plc	United Kingdom	100
Nomura Bank International plc	United Kingdom	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Italia S.I.M. p.A.	Italy	100
Nomura Investment Banking (Middle East) B.S.C. (Closed)	Bahrain	100
Nomura Funding Facility Corporation Limited	Ireland	100
Nomura Global Funding plc	United Kingdom	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	United Kingdom	100
Nomura Capital Markets plc	United Kingdom	100
Nomura European Investment Limited	United Kingdom	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong SAR	100
Nomura Singapore Limited	Singapore	100
Nomura Malaysia Sdn. Bhd.	Malaysia	100
Nomura Australia Limited	Australia	100
P.T. Nomura Indonesia	Indonesia	94
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited .	India	100

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2010, our principal head office is located in Tokyo, Japan and occupies 1,031,022 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 122,208 square feet, our Nagoya branch office, which occupies 82,918 square feet, and the head office of Nomura Asset Management Co., Ltd. in Tokyo, which occupies 166,765 square feet. We lease certain other office space in Japan. Nomura Land and Building Co., Ltd., which is accounted for under the equity method of accounting in our consolidated financial statements, is the lessor of certain office space in Japan, including part of our Tokyo headquarters.

As of March 31, 2010, our major offices outside Japan are the offices of Nomura International plc (“NIP”) located in London, which occupy 736,746 square feet, the New York head office of Nomura Securities International, Inc., which occupies 150,574 square feet, and offices of Nomura International (Hong Kong) Limited located in the Hong Kong Special Administrative Region, which occupy 212,695 square feet. We own the land and building for the London head office of NIP. We lease most of our other overseas office space.

As of March 31, 2010, the major office of Nomura Services India Private Limited, our specialized service company in India, occupies 436,082 square feet.

As of March 31, 2010, the aggregate book value of the land and buildings we owned was, including capital lease, ¥144 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥40 billion.

In August 2009, a Nomura consolidated subsidiary, Nomura Properties plc entered into a 20 year lease as tenant of Watermark Place, a 525,000 square foot development at 1 Angel Lane in London. The building will be predominantly used for the European headquarters of Nomura International plc. The office fit out commenced in August 2009 and the expected completion date is December 2010.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2010 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

The Japanese economy contracted severely in the fiscal year ended March 2009 as it was seriously affected by rapid deterioration in the global economy amid a credit squeeze triggered by the September 2008 collapse of a U.S. investment bank. Fallout lingered into the year ended March 2010, when real GDP contracted a substantial 1.9%, after having fallen 3.7% in the year ended March 2009. Quarter-on-quarter growth during the year, however, showed an improving trend that reflected export recovery supported by economic stimulus measures in various countries, as well as improved domestic demand being underpinned by measures taken by the Japanese government. This economic recovery has also started to translate into improvements in the employment environment.

Corporate earnings fell sharply in the year ended March 2009 in reaction to economic downturns in Japan and overseas as well as financial market turmoil. In the year ended March 2010, sales remained on a downtrend, but profits turned up, supported by widespread cost-cutting efforts and a second-half upswing in manufacturing industry sales. We estimate that recurring profits rose in the year ended March 2010 at around 90% of major companies (NOMURA 400 companies), with large contributions to overall earnings improvement from companies in the financial sector and in such processing industries as automobile electrical machinery and precision equipment.

The stock market had been on a downtrend until March 2009, but it turned up with stock prices rising over the year ended March 2010. Global stock markets turned up from March 2009 as concerns of economic contraction sparked by the global credit squeeze were gradually alleviated by monetary easing and economic stimulus measures taken by policymakers around the world. The TOPIX reached a post-bubble low in March 2009, rallied through to August, then temporarily slipped back through to November before rising again to reach a high for the fiscal year in March 2010. The TOPIX fell from 1,212.96 as of March 2008 to 773.66 at the end of March 2009, a decline of 36.2%, the steepest decline over a fiscal year since the index’s inception, but it then recovered to 978.81 at the end of March 2010, a rise of 26.5%. The Nikkei Stock Average also rallied sharply by 36.8%, rising from 8,109.53 at the end of March 2009 to 11,089.94 at the end of March 2010.

Yields on newly issued 10-year Japanese government bonds were at 1.3% at the end of March 2009 as global financial market turmoil showed signs of easing, but rose to over 1.5% in June in tandem with the stock market rally. Thereafter, long-term rates declined as the view gained ground that an end to monetary easing policies in the US would be postponed, and then rose amid concerns of growth in Japan’s fiscal deficit. As a result, rates held broadly between 1.2% and 1.5% during 2009, finishing little changed at the 1.3% level at the end of March 2010.

On the foreign exchange markets, the yen was influenced by an easing in global financial market turbulence. At the end of March 2009, the yen was trading at the ¥99 level against the U.S. dollar and the ¥130 level against the euro. As a result of continued monetary easing in the U.S. to tackle the financial crisis, the U.S. dollar weakened against major currencies through to November 2009, with the yen appreciating to a peak of ¥84 against the dollar. Thereafter, the yen depreciated against the dollar in response to additional monetary easing by the Bank of Japan and other developments, reaching ¥93 at the end of March 2010. Against the euro, the yen moved between ¥124 and ¥139 from April through December 2009, but from the start of 2010 the euro depreciated as Greek government debt problems deepened and concerns surfaced over the euro monetary system and European economies. The yen appreciated to a peak of ¥119 against the euro at one point in February 2010, before correcting to ¥125 at the end of March 2010.

Overseas

The economies of the leading industrialized nations have been recovering as a result of economic stimulus measures taken in response to the global financial crisis from September 2008. International commodity prices fell sharply heading toward the end of 2008 due to the global credit crunch and concerns about the recession, but then rallied. Aggressive interest rate cuts in the U.S. and Europe, the recapitalization of banks using public funds, and fiscal measures helped the global economy emerge from recession, but not sufficiently to allow the withdrawal of stimulatory policies and a return to normality. Furthermore, in China, the curbing rises in real estate prices has become an issue in the wake of aggressive fiscal policy measures.

U.S. real GDP growth slow down to 0.4% year-on-year in 2008, followed by a 2.4% contraction in 2009. On a quarterly basis, however, three consecutive quarters of growth starting from July-September 2009 showed the economy entering a recovery phase. Benefits from monetary easing in response to the financial crisis, and from efforts to boost domestic demand through tax cuts and public works spending, helped revive business sentiment and stimulate corporate activity as corporate earnings improved. With the corporate and household sectors continuing to reduce debt, the pick-up has been modest, but recovery has spread to capital investment and employment.

The Federal Reserve Board (FRB), sought to shift gradually to a neutral policy stance while continuing to promote financial market stability and supporting the economy. The FRB held the federal funds rate target at 0–0.25%, effectively maintaining a zero interest rate policy, and indicated its awareness of the markets in acknowledging that it would take time before policy interest rates were raised. However, it phased out quantitative easing measures designed to supply funds to the financial markets through such means as purchasing mortgage backed securities.

The U.S. stock market turned up as the global credit squeeze eased and benefits from monetary easing spread, with the Dow Jones Industrial Average rallying to 10,856.63 at the end of March 2010, from 7,608.92 at the end of March 2009. The yield on 10-year U.S. Treasuries was at the 2.6% level in March 2009 but then held at the 3% level from April 2009 onward as upward pressure from rising share prices and concerns about growth in the fiscal deficit was counteracted by downward pressure from the FRB continuing monetary easing.

European economies also entered a period of recovery in 2009. The Eurozone saw real GDP contract 4.2% year-on-year in 2009, after growth of 0.6% in 2008. On a quarterly basis, however, growth was positive for three straight quarters, starting in the July-September 2009 quarter. The European Central Bank, in order to stabilize financial markets and support the economy, lowered its policy rate and supplied ample liquidity to the financial markets, in addition to which fiscal stimulus measures taken in different countries contributed to gradual economic recovery.

Subsequently, concerns have started to grow about the size of government debt as a side effect of fiscal stimulus measures. European share prices rallied in tandem with stabilization in markets around the world, with the benchmark German stock index (DAX) rising approximately 50% during the year ended March 2010.

Asia ex-Japan economies also made a strong recovery. Real GDP growth in China in 2009 was 8.7%, versus 9.0% in 2008, with the much stronger recovery compared with the leading industrial nations supported by the Chinese government’s large-scale stimulus package, worth some 13% of nominal GDP. This recovery drove economic recovery across Asia as a whole, though also spawning the need to curb rising real estate prices as a policy issue.

Executive Summary

The global economy reeled from the intensified financial market turmoil in the second half of the fiscal year ended March 2009, but in the spring of 2009 inventory adjustments and economic stimulus measures implemented throughout the world reversed the economic downturn. Emerging countries and resource-rich countries experienced fast-paced economic recoveries. In Japan, fiscal policies brought an end to the economic downturn in the first half of the fiscal year ended March 2010, followed by the start of a recovery in the second half of the fiscal year ended March 2010, led by an increase of exports, particularly to emerging countries. Although the employment situation has been slow to improve and household sector spending has yet to recover, the situation in the corporate sector has improved. After a significant decline in the year ended March 2009, recurring profits of major listed companies were once again positive in the year ended March 2010 due to cost-cutting measures in response to a steep drop in sales. On the other hand, trading value on the Tokyo Stock Exchange totaled approximately ¥379 trillion in the fiscal year ended March 31, 2010, the lowest level in five years. In the bond market, the yield on newly issued 10-year Japanese government bonds rose to the 1.5% range in June 2009 in conjunction with the stock market rebound, but then fell to the 1.1% range at the end of 2009 as investors prepared for a prolonged period of low interest rates in industrialized countries. The yield subsequently rose to the 1.3% range in March 2010. In the capital markets, reduced risk aversion on a global basis brought about a more favorable environment for companies to raise capital through the equity and debt capital markets both in Japan and overseas. The amount of equity and equity-related financing was much larger than the previous fiscal year, particularly in Asia. In Japan, equity and equity-related financing increased to ¥7.7 trillion, approximately 5.5 times greater than the previous fiscal year, marking the highest level in a decade. Amid this environment, we focused our efforts on client businesses in equity and fixed income. In Japan, we leveraged our strong base to earn stable profits, while overseas we generated profits from our new business platform. We were profitable on a pre-tax basis in all previous five business segments. As a result, net revenue increased 268% year-on-year to ¥1,150.8 billion, non-interest expenses decreased 4% year-on-year to ¥1,045.6 billion, income before income taxes was ¥105.2 billion, and net income attributable to Nomura Holdings, Inc. was ¥67.8 billion. Consequently, ROE for the full year was 3.7%.

In Retail, net revenue for the year ended March 31, 2010 was ¥388.3 billion, up 33% from the previous year, and income before income taxes was ¥113.4 billion, up 522% from the previous year. During the fiscal year, we focused on businesses that meet client needs, with a particular emphasis on consulting services. We saw an increase in sales of investment trusts, particularly for multi-currency investment trusts, as well as an increase in equity offerings associated with capital raising by companies. We also steadily expanded our Retail client base during the period. Retail client assets increased to ¥73.5 trillion as of March 31, 2010, compared to ¥59.3 trillion as of March 31, 2009.

In Global Markets, net revenue for the year ended March 31, 2010 was ¥658.4 billion and income before income taxes was ¥172.0 billion. Over the past year we have seen positive results from our expanded business platform following the acquisition of certain Lehman Brothers operations in October 2008. In addition to growth in client equity and fixed income trading in Japan, we also saw an increase in such businesses in both Europe and Asia. In the equity business, we expanded our client franchise by enhancing services related to European and Asian equities in addition to our existing Japanese equity-related business and by serving clients with our advanced technologies. In the fixed income business, we became a Primary Dealer in the United States as we continued our platform build out aimed at delivering world-class products and services. In Global Markets, we are working to build a regionally-balanced earnings structure with a focus on client trades.

In Investment Banking, net revenue for the year ended March 31, 2010 was ¥118.9 billion, up 87% from the previous year, and income before income taxes was ¥1.7 billion, due primarily to increased transaction volume in equity finance by major Japanese financial institutions and corporations. In Japan, we maintained our dominant position in equity underwriting, bond underwriting and M&A advisory. We also won mandates on many large deals overseas, including cross-border M&A deals and the underwriting of debt issued by foreign governments. In addition to such traditional investment banking activity, the solutions business, which helps clients manage their balance sheet and portfolios, began contributing to earnings during the fiscal year.

In Merchant Banking, net revenue for the year ended March 31, 2010 was ¥12.2 billion due primarily to realized and unrealized gains on equity securities of certain investee companies. As a result, income before income taxes was ¥1.4 billion. We succeeded in posting a profit as we strengthened our efforts to increase the enterprise value of existing investments and sought optimal exit strategies.

In Asset Management, net revenue for the year ended March 31, 2010 was ¥70.4 billion, up 18% from the previous year, and income before income taxes was ¥18.6 billion, up 152% from the previous year. Assets under management increased by ¥3.2 trillion from the end of March 2009 to ¥23.4 trillion as of March 2010. We maintained our leading position in Japan’s publicly offered investment trust market, and responded to client needs by launching high-yield bond investment trusts and new emerging country-related investment trusts. We also won a large number of investment advisory mandates from overseas institutional investors.

Results of Operations

Overview

The following table provides selected consolidated statements of operations information for the years indicated.

	Year Ended March 31
	2008	2009	2010
	(in millions, except percentages)
Non-interest revenues:
Commissions	¥404,659	¥306,803	¥395,083	$4,230
Fees from investment banking	85,096	54,953	121,254	1,298
Asset management and portfolio service fees	189,712	140,166	132,249	1,416
Net gain (loss) on trading	61,720	(128,339)	417,424	4,469
Gain (loss) on private equity investments	76,505	(54,791)	11,906	127
Gain (loss) on investments in equity securities	(48,695)	(25,500)	6,042	65
Other	28,185	39,863	37,483	402

Total Non-interest revenues	797,182	333,155	1,121,441	12,007
Net interest revenue	(9,925)	(20,528)	29,381	314

Net revenue	787,257	312,627	1,150,822	12,321
Non-interest expenses	852,167	1,092,892	1,045,575	11,194

Income (loss) before income taxes	(64,910)	(780,265)	105,247	1,127
Income tax expense	3,259	(70,854)	37,161	398

Net income (loss)	¥(68,169)	¥(709,411)	¥68,086	$729
Less: Net income (loss) attributable to noncontrolling interests	¥(322)	¥(1,219)	¥288	$3

Net income (loss) attributable to NHI	¥(67,847)	¥(708,192)	¥67,798	$726

Return on equity	(3.3)%	(40.2)%	3.7%

Net revenue increased by 268% from ¥312,627 million for the year ended March 31, 2009 to ¥1,150,822 million for the year ended March 31, 2010. Commissions increased by 29%, due primarily to an increase in commissions for the distribution of investment trusts, reflecting the recovery from the overall market slump triggered by the turmoil in the global financial markets. Fees from investment banking increased by 121%, due primarily to an increase in transaction volume in equity finance for Japanese companies. Net gain on trading was ¥417,424 million for the year ended March 31, 2010, due primarily to the recovery from the turmoil in the global financial markets. Gain on private equity investments was ¥11,906 million for the year ended March 31, 2010 due primarily to realized and unrealized gains on equity securities of certain investee companies.

Net revenue decreased by 60% from ¥787,257 million for the year ended March 31, 2008 to ¥312,627 million for the year ended March 31, 2009. Commissions decreased by 24%, due primarily to a decline in commissions for the distribution of investment trusts, reflecting the overall market slump triggered by the turmoil in the global financial markets. Asset management and portfolio service fees also decreased by 26%, due primarily to a decrease in assets under management driven by the plunge in the stock market and the appreciation of the yen. While net gain on trading was ¥61,720 million for the year ended March 31, 2008, we suffered a net loss of ¥128,339 million on trading for the year ended March 31, 2009, due primarily to the turmoil in the global financial markets. While we gained ¥76,505 million on private equity investments for the year ended March 31, 2008, we lost ¥54,791 million on such investments for the year ended March 31, 2009 due primarily to unrealized losses of certain investee companies.

Net interest revenue was negative ¥9,925 million for the year ended March 31, 2008, negative ¥20,528 million for the year ended March 31, 2009 and ¥29,381 million for the year ended March 31, 2010. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2010, interest revenue and interest expense decreased 29% and 41%, respectively, due primarily to decline of short-term interest rates of repurchase and reverse repurchase transactions. As a result, net interest revenue for the year ended March 31, 2010 increased by ¥49,909 million from the year ended March 31, 2009. Net interest revenue for the year ended March 31, 2009 declined by ¥10,603 million from the year ended March 31, 2008. Short-term interest rates declined during the year in major currencies including U.S. dollar and Japanese yen by March 2009, but until the third quarter short-term interest rates in Japanese yen stayed at a relatively high level in comparison to the U.S. dollar, which decreased significantly. Together with the continuous decline in demand for structured notes from investors, this has pushed up our financial costs, failing to offset the decline in the gross interest revenue which is due to the general decline in the interest rate level across the globe. However, the rate at which net interest revenue deteriorated in the last three quarters has been moderated, in response to decreased turmoil in the short-term interest rate market.

In our consolidated statements of operations, we include gains and losses on investments in equity securities within revenue. We recorded gains and losses on such investments in the amount of negative ¥48,695 million for the year ended March 31, 2008, negative ¥25,500 million for the year ended March 31, 2009 and ¥6,042 million for the year ended March 31, 2010. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at fair value, with unrealized gains and losses on these investments recognized in the consolidated statements of operations.

Non-interest expenses decreased by 4% from ¥1,092,892 million for the year ended March 31, 2009 to ¥1,045,575 million for the year ended March 31, 2010. The decrease in non-interest expenses was caused by the decrease in other expenses by 46% from ¥262,558 million for the year ended March 31, 2009 to ¥142,494 million for the year ended March 31, 2010, primarily because impairment losses against affiliated companies were lower for the year ended March 31, 2010. The decrease in non-interest expenses was offset by the full-year recognition of compensation and benefits, information processing and communications, and occupancy and depreciation related to the acquisition of Lehman on a half year in October 2008 for the year ended March 31, 2010, while such expenses were recognized in principle for a half year in the year ended March 31, 2009.

Non-interest expenses increased by 28% from ¥852,167 million for the year ended March 31, 2008 to ¥1,092,892 million for the year ended March 31, 2009. The increase in non-interest expenses consisted mainly of other expenses and compensation and benefits. Other expenses increased by 67% from ¥157,190 million for the year ended March 31, 2008 to ¥262,558 million for the year ended March 31, 2009, mainly due to significant impairment losses being recognized against affiliated companies. Compensation and benefits increased by 34% from ¥366,805 million for the year ended March 31, 2008 to ¥491,555 million for the year ended March 31, 2009, due primarily to an increase in the number of employees as a result of the Lehman acquisition.

Income (loss) before income taxes was negative ¥64,910 million for the year ended March 31, 2008, and negative ¥780,265 million for the year ended March 31, 2009 and ¥105,247 million for the year ended March 31, 2010.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2010 was ¥37,161 million, representing an effective tax rate of 35.3%. The significant factor causing the difference between the effective tax rate of 35.3% and the statutory tax rate of 41% was due to different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 26.9%. Other significant factors causing the difference were taxable items to be added on financial profit and non-deductible expenses which increased the effective tax rate by 10.8% and 10.5%, respectively for the year ended March 31, 2010.

Income tax expense for the year ended March 31, 2009 was negative ¥70,854 million, representing an effective tax rate of 9.1% which was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance, mainly relating to non-recoverability of losses in certain U.S. and U.K. subsidiaries and also future realizable losses in Japan as a result of the review of the future realizable value of the deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, this had the effect of decreasing the rate by approximately 27.6% due to losses from continuing operations. Other significant factors included tax benefits recognized on the devaluation of investments in foreign subsidiaries which increased the effective tax rate by approximately 7.5% and also the different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 9.9% for the year ended March 31, 2009.

Income tax expense for the year ended March 31, 2008 was ¥3,259 million, representing an effective tax rate of negative 5.0%. The effective tax rate was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and future realizable losses in Japan as a result of the review of the future realizable value of deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, it resulted in a decreasing effective tax rate for the year ended March 31, 2008 by approximately 165.5% due to losses from continuing operations. Another significant factor causing the difference was tax benefits recognized on the devaluation of investments in foreign subsidiaries. This had the effect of increasing the effective tax rate for the year ended March 31, 2008 by approximately 120.9%.

Net income (loss) attributable to NHI was negative ¥67,847 million for the year ended March 31, 2008, and negative ¥708,192 million for the year ended March 31, 2009 and ¥67,798 million for the year ended March 31, 2010. Our return on equity was negative 3.3% for the year ended March 31, 2008, negative 40.2% for the year ended March 31, 2009, and 3.7% for the year ended March 31, 2010.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we provide operation results for the year ended March 31, 2010 in accordance with previous five business segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as reconciling items outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 21 “Segment and geographic information” to our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 21 “Segment and geographic information”.

In April 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking, and the Merchant Banking divisions. Also Nomura realigned its reportable segments to reflect how it operates and manage its business. This realignment consisted of merging the Global Markets, Investment Banking and Merchant Banking segments and realigning its businesses into the Retail, Wholesale, and Asset Management segments. Nomura will disclose business segment information in accordance with this structure for the year ending March 31, 2011.

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

Operating Results of Retail

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥395,887	¥287,750	¥384,816	$4,120
Net interest revenue	6,131	4,107	3,456	37

Net revenue	402,018	291,857	388,272	4,157
Non-interest expenses	279,702	273,620	274,915	2,943

Income before income taxes	¥122,316	¥18,237	¥113,357	$1,214

Net revenue for the year ended March 31, 2010 was ¥388,272 million, increasing 33% from ¥291,857 million for the year ended March 31, 2009, due primarily to increasing commissions for distribution of investment trusts.

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

Non-interest expenses for the year ended March 31, 2010 were ¥274,915 million, almost at the same level as ¥273,620 million for the year ended March 31, 2009.

Non-interest expenses for the year ended March 31, 2009 were ¥273,620 million, decreasing 2% from ¥279,702 million for the year ended March 31, 2008, due primarily to a decrease in compensation and benefits.

Income before income taxes was ¥122,316 million for the year ended March 31, 2008, ¥18,237 million for the year ended March 31, 2009, and ¥113,357 million for the year ended March 31, 2010.

The graph below shows the revenue composition by instrument in terms of Retail non-interest revenues for the years ended March 31, 2008, 2009, and 2010.

As described above, revenue composition of investment trusts and asset management increased from 47% for the year ended March 31, 2009 to 58% for the year ended March 31, 2010, due primarily to an increase in commissions for the distribution of investment trusts. Revenue composition of equities remained unchanged from the previous year. Revenue composition of bonds decreased from 24% for the year ended March 31, 2009 to 15% for the year ended March 31, 2010, due primarily to a decrease in revenue reflecting the decrease in the sales of bonds. Revenue composition of variable annuity insurance decreased from 3% for the year ended March 31, 2009 to 1% for the year ended March 31, 2010.

Retail Client Assets

The following graph shows amounts and details regarding the composition of retail client assets at March 31, 2008, 2009, and 2010. Retail client assets consist of customers’ assets held in our custody, and assets relating to variable annuity insurance products.

Retail Client Assets

Retail client assets increased by ¥14.2 trillion from ¥59.3 trillion as of March 31, 2009 to ¥73.5 trillion as of March 31, 2010, due primarily to market appreciation of equity securities. The balance of our clients’ investment trusts increased 25% from ¥10.4 trillion as of March 31, 2009 to ¥12.9 trillion as of March 31, 2010, reflecting net cash inflows by clients of ¥0.8 trillion and market appreciation of ¥1.7 trillion.

Retail client assets decreased by ¥12.9 trillion from ¥72.2 trillion as of March 31, 2008 to ¥59.3 trillion as of March 31, 2009, due primarily to a decrease in the balance of equity securities as a result of the stock market decline. The balance of our clients’ investment trusts decreased 22% from ¥13.4 trillion as of March 31, 2008 to ¥10.4 trillion as of March 31, 2009, reflecting net cash inflows by clients of ¥0.1 trillion and market depreciation of ¥3.1 trillion.

Global Markets

We have a proven track record in sales and trading of bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, we are building up our trading and product origination capabilities to offer superior products not only to institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our customers. In Asset Finance, we use our broad customer base to maximum advantage and offer sophisticated financial solutions for raising capital through real estate and other asset securitization schemes.

We have forged extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to identify the types of products of interest to investors and then to develop and deliver products that meet their needs.

Operating Results of Global Markets

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥145,192	¥(146,335)	¥625,059	$6,692
Net interest revenue	(49,595)	(10,919)	33,382	357

Net revenue	95,597	(157,254)	658,441	7,049
Non-interest expenses	321,794	417,387	486,433	5,207

Income (loss) before income taxes	¥(226,197)	¥(574,641)	¥172,008	$1,842

Net revenue increased from negative ¥157,254 million for the year ended March 31, 2009 to ¥658,441 million for the year ended March 31, 2010. In Fixed Income, net revenue increased from negative ¥217.2 billion for the year ended March 31, 2009 to ¥308.0 billion for the year ended March 31, 2010. In Equities, net revenue increased from ¥98.9 billion for the year ended March 31, 2009 to ¥352.8 billion for the year ended March 31, 2010. Over the past year we have seen positive results from our expanded business platform following the acquisition of certain Lehman Brothers operations in October 2008. In addition to growth in client equity and fixed income trading in Japan, we also saw an increase in such businesses in both Europe and Asia. In Equities, we expanded our client franchise by enhancing services related to European and Asian equities in addition to our existing Japanese equity-related business and by serving clients with our advanced technologies. In Fixed Income, we became a Primary Dealer in the United States as we continued our platform build out aimed at delivering world-class products and services. In Global Markets, we are working to build a regionally-balanced earnings structure with a focus on client trades.

Net revenue decreased from ¥95,597 million for the year ended March 31, 2008 to negative ¥157,254 million for the year ended March 31, 2009. In Fixed Income, net revenue was negative ¥217.2 billion due to trading losses in conjunction with the market drop-off as well as the one-off losses in association with the turmoil in global financial markets. In Equities, the deterioration in the trading environment due to the market turmoil resulted in a 52% year-on-year decline in net revenue to ¥98.9 billion. We also wrote down the value of real estate and other illiquid assets and reduced our exposure to illiquid assets. Following the acquisition of certain operations of Lehman Brothers in October 2008, we restructured our organization and business lines, and generally completed system and other infrastructure integration projects by the end of fiscal year 2009.

Non-interest expenses increased by 17% from ¥417,387 million for the year ended March 31, 2009 to ¥486,433 million for the year ended March 31, 2010, due primarily to increases in commissions, floor brokerage and compensation and benefits.

Non-interest expenses increased by 30% from ¥321,794 million for the year ended March 31, 2008 to ¥417,387 million for the year ended March 31, 2009, due primarily to the acquisition of certain operations of Lehman Brothers.

Loss before income taxes was ¥226,197 million for the year ended March 31, 2008, ¥574,641 million for the year ended March 31, 2009 and income before income taxes was ¥172,008 million for the year ended March 31, 2010.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31
	2008	2009	2010
Nomura’s Share in Japanese Government bond auctions	11%	11%	9%
Nomura’s Share in secondary bond trading	12%	13%	11%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

	March 31
Stock Market Index	2008	2009	2010
TOPIX	1,212.96	773.66	978.81
	(29.2)%	(36.2)%	26.5%
Nikkei 225 (“Nikkei Stock Average”)	12,525.54	8,109.53	11,089.94
	(27.5)%	(35.3)%	36.8%

The TOPIX reached a post-bubble low in March 2009, rallied through to August, then temporarily slipped back through to November before rising again to reach a high for the fiscal year in March 2010. The TOPIX fell from 1,212.96 at the end of March 2008 to 773.66 at the end of March 2009, a decline of 36.2%, the steepest decline over a fiscal year since the index’s inception, but it then recovered to 978.81 at the end of March 2010, a rise of 26.5%. The Nikkei Stock Average also rallied sharply, by 36.8%, rising from 8,109.53 at the end of March 2009 to 11,089.94 at the end of March 2010. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2008	2009	2010
Total equity trading market in Japan	7%	7%	9%
Off-floor/off-exchange equity trading market in Japan	21%	17%	17%

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

Operating Results of Investment Banking

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥81,305	¥62,132	¥118,474	$1,268
Net interest revenue	1,804	1,367	448	5

Net revenue	83,109	63,499	118,922	1,273
Non-interest expenses	60,336	120,910	117,178	1,255

Income (loss) before income taxes	¥22,773	¥(57,411)	¥1,744	$18

Net revenue increased by 87% from ¥63,499 million for the year ended March 31, 2009 to ¥118,922 million for the year ended March 31, 2010, due primarily to increased transaction volume in equity finance by major Japanese financial institutions and corporations.

Net revenue decreased by 24% from ¥83,109 million for the year ended March 31, 2008 to ¥63,499 million for the year ended March 31, 2009, due primarily to the decline in transaction volume in equity finance reflecting instability across global stock markets.

Non-interest expenses decreased by 3% from ¥120,910 million for the year ended March 31, 2009 to ¥117,178 million for the year ended March 31, 2010.

Non-interest expenses increased by 100% from ¥60,336 million for the year ended March 31, 2008 to ¥120,910 million for the year ended March 31, 2009, due primarily to the acquisition of certain operations of Lehman Brothers.

Income before income taxes was ¥22,773 million for the year ended March 31, 2008, loss before income taxes was ¥57,411 million for the year ended March 31, 2009 and income before income taxes was ¥1,744 million for the year ended March 31, 2010.

The following table shows changes in our market share (value base) in the underwriting market for bonds and equities in Japan.

	Year Ended March 31
	2008	2009	2010
Nomura’s Share in Japanese IPOs	44%	57%	39%
Nomura’s Share in Japanese Public Offerings	42%	24%	31%
Nomura’s Share in Japanese Straight Bonds	16%	16%	20%
Nomura’s Share in Japanese Samurai Bonds	10%	12%	13%

Merchant Banking

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns on our investment. Our Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Our principal finance investments in Europe have been primarily managed by Terra Firma, as explained in “Private equity business” below.

Operating Results of Merchant Banking

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥74,795	¥(62,319)	¥20,034	$214
Net interest revenue	(10,002)	(7,556)	(7,866)	(84)

Net revenue	64,793	(69,875)	12,168	130
Non-interest expenses	11,473	15,398	10,738	115

Income (loss) before income taxes	¥53,320	¥(85,273)	¥1,430	$15

Net revenue was ¥12,168 million for the year ended March 31, 2010, compared to net revenue of negative ¥69,875 million for the year ended March 31, 2009, due primarily to realized and unrealized gains on equity securities of certain investee companies.

In the year ended March 31, 2010, unrealized gains from investments in Japan were ¥4.8 billion. Realized gains from the Terra Firma Investments were ¥0.6 billion and unrealized gains from the Terra Firma Investments were ¥8.4 billion. Realized and unrealized gains arose from improving markets, primarily in residential real estate, renewable energy and utilities sectors.

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

In the year ended March 31, 2008, realized gains from investments in Japan from which we exited were ¥16.6 billion and unrealized losses from investments in Japan were ¥21.2 billion. Realized gains from the Terra Firma Investments were ¥69.3 billion and unrealized gains from the Terra Firma Investments were ¥14.3 billion. Investments in the residential real estate sector continued to perform well, leading to a significant gain.

Non-interest expenses decreased by 30% from ¥15,398 million for the year ended March 31, 2009 to ¥10,738 million for the year ended March 31, 2010, due primarily to a decrease in professional fees.

Non-interest expenses increased by 34% from ¥11,473 million for the year ended March 31, 2008 to ¥15,398 million for the year ended March 31, 2009, due primarily to an increase in professional fees.

Income before income taxes was ¥53,320 million for the year ended March 31, 2008, loss before income taxes was ¥85,273 million for the year ended March 31, 2009 and income before income taxes was ¥1,430 million for the year ended March 31, 2010.

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

Operating Results of Asset Management

	Year Ended March 31
	2008	2009	2010
	(in millions)
Non-interest revenues	¥84,710	¥56,463	¥68,280	$731
Net interest revenue	4,031	3,326	2,085	22

Net revenue	88,741	59,789	70,365	753
Non-interest expenses	54,790	52,409	51,771	554

Income before income taxes	¥33,951	¥7,380	¥18,594	$199

The defined contribution pension plan business in the Asset Management segment was integrated into the Other Segment in the second quarter of the year ended March 31, 2009. In the above table, certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue increased by 18% from ¥59,789 million for the year ended March 31, 2009 to ¥70,365 million for the year ended March 31, 2010, due primarily to the increase in assets under management mainly driven by the stock market appreciation.

Net revenue decreased by 33% from ¥88,741 million for the year ended March 31, 2008 to ¥59,789 million for the year ended March 31, 2009, due primarily to the reduction in assets under management mainly driven by the significant decline in the stock market and appreciating yen, and unrealized losses from pilot funds and seed money for new product development.

Non-interest expenses decreased by 1% from ¥52,409 million for the year ended March 31, 2009 to ¥51,771 million for the year ended March 31, 2010.

Non-interest expenses decreased by 4% from ¥54,790 million for the year ended March 31, 2008 to ¥52,409 million for the year ended March 31, 2009, due primarily to a decrease in compensation and benefits.

Income before income taxes was ¥33,951 million for the year ended March 31, 2008, ¥7,380 million for the year ended March 31, 2009 and ¥18,594 million for the year ended March 31, 2010.

The following table sets forth assets under management of each principal Nomura entity within Asset Management as of the dates indicated.

	March 31
	2008	2009	2010
	(in billions)
Nomura Asset Management Co., Ltd.	¥25,591	¥19,993	¥23,292
Nomura Funds Research and Technologies Co., Ltd.	2,829	1,634	1,525
Nomura Corporate Research and Asset Management Inc.	1,117	1,049	1,107
Private Equity Funds Research and Investments Co., Ltd.	104	600	578
Nomura Funds Research and Technologies America, Inc.	306	216	240
Nomura Asset Management Deutschland KAG mbH.	320	172	220

Combined total	¥30,268	¥23,663	¥26,962

Total(1)	¥25,766	¥20,231	¥23,444

(1)	Adjusted for overlapping asset amounts among group companies.

Assets under management were ¥23.4 trillion as of March 31, 2010, a ¥2.3 trillion decrease from March 31, 2008, and a ¥3.2 trillion increase from March 31, 2009. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥23.3 trillion as of March 31, 2010.

The net assets of stock investment trusts increased as of March 31, 2010 compared to the previous year due to improving market conditions. However, the net assets of bond investment trusts declined. Assets from institutional clients increased as of March 31, 2010 compared to the previous year, reflecting new mandates from overseas pension funds.

Investment trust assets included in assets under management by Nomura Asset Management were ¥14.7 trillion as of March 31, 2010, up ¥1.7 trillion, or 13%, from the previous year, reflecting net cash outflows by clients of ¥0.4 trillion and market appreciation of ¥2.1 trillion. The sales of high-yield bond investment trusts and new emerging country-related investment trusts remain robust. For the year ended March 31, 2009, the balance of investment trusts managed by Nomura Asset Management was ¥13.0 trillion as of March 31, 2009, down ¥4.2 trillion, or 25%, from the previous year, reflecting net cash outflows by clients of ¥0.3 trillion and market depreciation of ¥3.9 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2008	2009	2010
Total of publicly offered investment trusts	22%	22%	20%
Stock investment trusts	17%	16%	15%
Bond investment trusts	44%	44%	43%

Other Operating Results

Other operating results include gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments. Please refer to Note 21 “Segment and geographic information” to our consolidated financial statements included in this annual report.

Loss before income taxes in other operating results was ¥20,904 million for the year ended March 31, 2008, ¥65,420 million for the year ended March 31, 2009 and ¥211,293 million for the year ended March 31, 2010.

Other operating results for the year ended March 31, 2010 include the losses from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness, of ¥64.4 billion ($0.69 billion), the negative impact of our own creditworthiness on derivative liabilities, which resulted in loss of ¥27.9 billion ($0.30 billion) and the gains from changes in counterparty credit spreads of ¥18.3 billion ($0.20 billion).

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 21 “Segment and geographic information” to our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the United States, the United Kingdom and certain other countries in which we operate.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, British pounds and Euros. We prepare financial statements of each of our consolidated entities in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of operations unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur frequently.

Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by us at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. A derivative valued using a combination of Level 1, 2 and 3 inputs would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

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

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 6% as of March 31, 2010 as listed below:

	Billions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial Assets measured at Fair Value (Excluding derivative assets)	7,246	5,666	891	—	13,803	6%
Derivative, Assets	860	14,975	551	(14,350)	2,036
Derivative, Liabilities	949	14,982	570	(14,341)	2,160

Please see Note 3, “Fair value of financial instruments” for further information.

Private equity business

As of April 1, 2007 we adopted ASC 946 “Financial Services—Investment Companies” (“ASC 946”), as a result, all private equity investments made by investment company subsidiaries pursuant to the provisions of ASC 946 are now accounted for at fair value, with changes in fair value recognized through the consolidated statement of operation. Prior to adoption of ASC 946, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

The valuation of unlisted private equity investments at fair value requires significant management judgment because these investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment is different from the carrying value. In reaching that determination, we primarily use either our own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. For more information on our private equity activities, see “Private Equity Business” below.

Derivative contracts

We use a variety of derivative financial instruments including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Fair value amounts recognized for derivative instruments entered into under a legally enforceable master netting agreement are offset in the consolidated balance sheets and fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2010
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥901	¥990	$10	$11
OTC derivatives	1,135	1,170	12	12

	¥2,036	¥2,160	$22	$23

	Billions of yen
	March 31, 2009
	Assets	Liabilities
Listed derivatives	¥633	¥716
OTC derivatives	1,310	898

	¥1,943	¥1,614

The fair value of OTC derivative assets and liabilities as of March 31, 2009 and 2010 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2010
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥720	¥621	¥727	¥428	¥1,426	¥(2,787)	¥1,135
OTC derivative liabilities	1,157	689	733	505	1,250	(3,164)	1,170

	Billions of yen
	March 31, 2009
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥829	¥746	¥846	¥499	¥1,370	¥(2,980)	¥1,310
OTC derivative liabilities	728	643	767	447	1,249	(2,936)	898

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

The fair value of derivative contracts includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own creditworthiness on positions issued.

We realize gains or losses relating to changes in credit risk on our derivative contracts together with the movements of trading positions, which include derivatives, that are expected to mitigate the above mentioned impact of changes in credit risk. We have various derivative contracts with exposure to credit risk including those with monoline insurers (financial guarantors). See “Monoline insurers (financial guarantors)” below for further information.

The impact of changes in our own creditworthiness on derivative liabilities was a loss of ¥28 billion ($0.30 billion) for the year ended March 31, 2010.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization and leveraged finance products to which we have certain exposure. We also have exposures to monoline insurers (financial guarantors) in the normal course of business.

Securitization Products

Our exposure to securitization products mainly consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), and commercial real estate-backed securities. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic location of the underlying collateral as of March 31, 2010.

	March 31, 2010
	Japan	Asia	Europe	Americas	Total
	(in millions)
Commercial mortgage-backed securities(2)	¥8,372	¥—	¥7,781	¥45,211	¥61,364
Residential mortgage-backed securities(3)(4)	4,047	—	18,862	242,762	265,671
Commercial real estate-backed securities	32,255	—	—	—	32, 255
Other securitization products	33,491	662	19,316	55,182	108,651

Total	¥78,165	¥662	¥45,959	¥343,155	¥467,941

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposures.
(2)	We have ¥33,192 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of March 31, 2010.
(3)	The balance excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (CMO).
(4)	The balance includes Government Sponsored Enterprises (GSE) issued CMOs of ¥191,522 million.

The following table sets forth our exposure to CMBS by geographical region and the external credit ratings of the underlying collateral as of March 31, 2010.

	March 31, 2010
	(in millions)
	AAA	AA	A	BBB	BB	B	GinnieMae,(1) GSE	Not rated	Total
Japan	¥2,242	¥1,786	¥593	¥934	¥—	¥—	¥—	¥2,817	¥8,372
Europe	220	3,137	1,908	97	396	30	—	1,993	7,781
Americas	16,864	2,021	10,335	6,619	3,934	3,516	160	1,762	45,211

Total	¥19,326	¥6,944	¥12,836	¥7,650	¥4,330	¥3,546	¥160	¥6,572	¥61,364

(1)	Ginnie Mae (Government National Mortgage Association).
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2010.

Monoline Insurers (financial guarantors)

The following table sets forth our notional amounts, gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating in structured credit trading business of Global Markets in Europe. The table does not include fully reserved or hedged exposures.

	March 31, 2010
Monoline Insurers by Credit Rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)
	(in millions)
Non-investment grade	$5,837	$2,162	$1,812	$350	$102

Total	$5,837	$2,162	$1,812	$350	$102

(1)	Rating based on the lower of either Standard & Poor’s or Moody’s Investors Service as of March 31, 2010. Unrated monoline exposures are included in non-investment grade.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional of CDS protection less estimated fair value of CDS protection acquired against the monoline insurers.

In addition to the above derivatives exposure, we also have $190 million of debt securities, such as utility bonds, as of March 31, 2010, guaranteed by monoline insurers. The estimated fair value of the guarantee included in the carrying value of these debt securities is not significant.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2010.

	March 31, 2010
	Millions of yen			Translation into millions of U.S. dollars
	Funded	Unfunded	Total	Total
Japan	¥2,585	¥1,895	¥4,480	$48
Europe	90,614	8,470	99,084	1,061

Total	¥93,199	¥10,365	¥103,564	$1,109

Accounting Developments

See Note 1, “Summary of accounting policies: New accounting pronouncements recently adopted”, in our consolidated financial statements included in this annual report.

Private Equity Business

We make private equity investments primarily in Japan and Europe.

As of April 1, 2007 we adopted ASC 946. As a result, private equity investments made by certain entities which we consolidate under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are now accounted for at fair value, with changes in fair value recognized through the consolidated statements of operations. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to us. In accordance with our investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than our business segments.

We also have a subsidiary which is not an investment company but which makes investments in entities engaged in our core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because fair value is carried by election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

We have an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2000, NPF has made investments in 21 entities and exited from 16 of these investments (including partial sales). The fair value of its investment portfolio is ¥98,998 million and ¥104,962 million ($1,124 million) as of March 31, 2009 and 2010, respectively.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statements of operations from the adoption date of ASC 946 on April 1, 2007.

We also make private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in the entities engaged in our core business. We elected the fair value option to account for its 45.5% investment in the common stock of Ashikaga Holdings.

Private equity business in Europe

In Europe, our private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure for our European private equity business, on March 27, 2002, we restructured our PFG and, as a result, contributed our investments in certain of our remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, we ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore we continue to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The fair value of the Terra Firma Investments was ¥89,762 million and ¥98,683 million ($1,057 million) as of March 31, 2009 and 2010, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, we are in a 10% investor in a ¥242 billion ($2.59 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥646 billion ($6.91 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥24,227 million ($259 million) and reduced to ¥5,033 million ($54 million) as a result of adjustments for recyclable distributions. As of March 31, 2010, ¥4,505 million ($48 million) had been drawn down for investments.

For TFCP III, our total commitment is ¥12,492 million ($134 million) and ¥7,413 million ($79 million) had been drawn down for investments as of March 31, 2010.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Other Investments

We also make private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

B. Liquidity and Capital Resources.

Liquidity

Overview

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

The Executive Management Board has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (CFO) has the operational authority and responsibility over our liquidity management based on decisions made by the Executive Management Board. CFO and Global Treasury are responsible for monitoring and managing our liquidity in accordance with policies determined by the Executive Management Board or other decision making bodies.

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

Our internal model is calculated at the subsidiary level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity among us.

We routinely issue long term debt in various maturities and currencies to maintain a long term funding surplus, and to also achieve both cost effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for plain vanilla instruments greater than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 3.88 years as of March 31, 2010. Approximately 80% of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calls by indices are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 11.63 years as of March 31, 2010. The average maturity of our entire long term debt portfolio including plain vanilla debt securities and borrowings was 6.67 years as of March 31, 2010. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering of probability of redemption. Due to structure bias, we use probability adjusted by a certain stress factor.

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

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt is 22% of total term debt outstanding as of March 31, 2010.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities.

	March 31
	2009		2010
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1)	¥1,932.4	23.8%	¥2,153.5	20.9%
Short-Term Bank Borrowings	796.7		704.2
Other Loans	137.4		128.6
Commercial Paper	318.7		484.6
Deposit at Banking Entities	354.6		354.9
Certificates of Deposit	61.0		64.4
Bonds and Notes maturing within one year	264.0		416.8
Long-Term Unsecured Debt Total	4,646.4	57.2%	6,024.6	58.5%
Long-Term Deposit at Banking Entities	24.7		29.3
Long-Term Bank Borrowings	1,706.4		1,995.8
Other Loans	124.0		162.8
Bonds and Notes(2)	2,791.3		3,836.7
NHI Shareholders’ Equity	1,539.4	19.0%	2,126.9	20.6%

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Excluding “Long-term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (VIEs) under ASC 810, “Consolidation” (“ASC 810”) and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

3.    Unsecured Funding Management. We manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across the Firm. The limit for unsecured funding is set by the Executive Management Board and monitored closely by Global Treasury.

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the Nomura group. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura group.

4.    Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

We maintain a liquidity portfolio at Nomura Holdings, Inc. and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event.

As of March 31, 2010, our liquidity portfolio was ¥5,149.9 billion. Our liquidity portfolio is composed of following highly liquid products.

	March 31
	2009	2010
	(in billions)
Liquidity Portfolios	¥2,400.5	¥5,149.9
Cash, Cash Equivalent and Time Deposits	1,150.7	1,217.5
Overnight Call Loans	45.9	23.6
Government Securities	1,203.9	3,908.8

In addition to the liquidity portfolio, we have ¥1,249.9 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2010 was ¥6,399.8 billion—this represented 297.2% of our total unsecured debt maturing within one year.

	March 31
	2009	2010
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥907.9	¥1,249.9
Liquidity Portfolios	2,400.5	5,149.9

Total	¥3,308.4	¥6,399.8

5.    Maintain Committed Bank Facilities. In addition to our Liquidity Portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Total of unused committed facilities was ¥172.3 billion as of March 31, 2010. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on them. We may occasionally test the effectiveness of our drawdown procedures.

6.    Maintain and test Contingency Funding Plan (“CFP”). We have developed a detailed contingency funding plan. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific and market-wide events. We also have access to operations at central banks such as the Bank of Japan and the European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Since November 2009, we have revised the CFP to further integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. Under the revised CFP, we monitor our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios. Such stress scenarios are in turn tailored to the liquidity requirements in view of the risk appetite formulated by the Global Integrated Risk Management Committee, our risk management body functioning under the supervision of the Board of Directors and the Executive Management Board. Where the liquidity requirements are not met as a result of the stress test, the CFP specifies an action plan depending on the nature of the contingency.

Cash Flow

Cash and cash equivalents as of March 31, 2010 increased by ¥407.1 billion compared to March 31, 2009. For the year ended March 31, 2010, Cash flows from operating activities were outflows of ¥1,500.8 billion due mainly to an increase of Trading assets. Cash flows from investing activities were outflows of ¥269.6 billion due to a net increase in Bank loans, etc., while Cash flows from financing activities were inflows of ¥2,176.5 billion due mainly to an increase in borrowings and a new stock issuances.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2010, were ¥32,230.4 billion, an increase of ¥7,392.6 billion compared to ¥24,837.8 billion as of March 31, 2009, reflecting increases in collateralized agreements, trading assets and private equity investments. Total liabilities as of March 31, 2010, were ¥30,097.4 billion, an increase of ¥6,811.1 billion compared to ¥23,286.3 billion as of March 31, 2009, reflecting increases in securities sold under agreements to repurchase and trading liabilities. NHI shareholders’ equity as of March 31, 2010, was ¥2,126.9 billion, an increase of ¥587.5 billion compared to ¥1,539.4 billion as of March 31, 2009, due to an increase from a stock issuance.

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

NHI shareholders’ equity was ¥2,126.9 billion as of March 31, 2010, an increase of ¥587.5 billion compared with ¥1,539.4 billion as of March 31, 2009. Our leverage ratio as of March 31, 2010 has dropped to 15.2 times from 16.1 times as of March 31, 2009, largely due to the increase in NHI shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2009	2010
	(in billions, except ratios)
NHI Shareholders’ equity	¥1,539.4	¥2,126.9
Total assets(1)	24,837.8	32,230.4
Adjusted assets(2)	16,425.2	19,763.2
Leverage ratio(3)	16.1x	15.2x
Adjusted leverage ratio(4)	10.7x	9.3x

(1)	Total assets reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity, Gensaki and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on on our reported Leverage and Adjusted leverage ratios as of March 2009 and 2010.
(2)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(3)	Leverage ratio equals total assets divided by NHI shareholders’ equity.
(4)	Adjusted leverage ratio equals adjusted assets divided by NHI shareholders’ equity.

Capital Management

Capital Management Policy

We seek to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, we maintain sufficient capital to support our business. We review our sufficiency of capital as appropriate, taking into consideration economic risks inherent in our businesses, regulatory requirements, and the maintenance of a sufficient debt rating for a global financial institution.

Capital-raising Activities

Our capital-raising activities during the fiscal year ended March 31, 2010 included the following:

•

In October 2009, we raised ¥435.5 billion through issuance of shares of our common stock in a global offering. The proceeds from the offering were used for working capital and other general corporate purposes.

Dividends

Nomura believes that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Nomura paid ¥4.0 of dividends for the first half and will pay ¥4.0 for the second half dividend in line with its dividend policy for the fiscal year ended March 31, 2010.

As for retained earnings, we intend to invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure, to maximize value for shareholders.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2005	—	¥10.00	—	¥10.00	¥20.00
2006	—	12.00	—	36.00	48.00
2007	¥8.00	8.00	¥8.00	20.00	44.00
2008	8.50	8.50	8.50	8.50	34.00
2009	8.50	8.50	8.50	—	25.50
2010	—	4.00	—	4.00	8.00

Stock Repurchases

We repurchase shares when we recognize the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment.

When we decide to set up a share buyback program, we will announce the decision soon after it is made and purchase the shares following internal guidelines.

Preferred Stock

Effective June 25, 2009, we have amended our Articles of Incorporation in order to enable issuance of several classes of preferred stock. A robust capital base is essential to ensuring the expansion and enhancement of our business platform. Although our capital and financial structure currently does not require any immediate issuance of preferred stock, we have made this amendment to expand our fundraising options and our ability to swiftly respond to future changes in the economic and business environment. We do not have plans to issue preferred stocks as of June 29, 2010. The amendment did not result in any change to the authorized number of shares of Nomura.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of Nomura Holdings, Inc. according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings. Under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”) as permitted under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” (hereinafter referred to as the “Financial Instruments Business Operators Guidelines”) instead of the Financial Conglomerate Guideline although we continue to be monitored as a financial conglomerate governed by Financial Conglomerate Guideline. The Bank Holding Companies Notice incorporates the rules set out in “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” published with the Basel Committee on Banking Supervision (Basel II).

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we comply by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%.

As of March 31, 2010, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 24.3%.

The following table presents the Company’s consolidated capital adequacy ratio as of March 31, 2010:

	March 31
	2009	2010
	(in billions, except ratios)
Qualifying Capital
Tier 1 capital	¥1,405.1	¥2,000.0
Tier 2 capital	612.7	560.0
Tier 3 capital	297.5	306.1
Deductions	58.4	60.2
Total qualifying capital	2,257.0	2,805.9
Risk-Weighted Assets
Credit risk-weighted assets	5,422.1	4,657.9
Market risk equivalent assets	5,207.0	5,461.2
Operational risk equivalent assets	1,306.8	1,406.7
Total risk-weighted assets	11,935.9	11,525.7
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	18.9%	24.3%
Tier 1 capital ratio	11.7%	17.3%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Our Tier 1 capital mainly consists of NHI shareholders’ equity and noncontrolling interests less goodwill, certain intangible fixed assets, and net deferred tax assets in excess of 20% of Tier 1 before deferred tax asset adjustment.

Tier 2 and Tier 3 capital consist of subordinated debt classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Bank Holding Companies Notice.

Market risk is calculated using the Company’s Value-at-Risk model as permitted under the Financial Instruments Business Operators Guidelines. Credit risk assets are calculated using the Standardized Approach which applies a fixed percentage to the fair value of the assets. Operational risk is calculated under the Basic Indicator Approach, where the average net revenues over the previous three years are multiplied by a fixed percentage.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On March 12, 2009, the Basel Committee, recognizing the need to strengthen the level of capital in the banking system, announced that the regulatory minimum level of capital would be reviewed in 2010. On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework. This announcement states that the Basel Committee’s trading book rules, effective at the end of 2011, will introduce higher capital requirements to capture the credit risk of complex trading activities. Such trading rules also include a stressed value-at-risk (VaR) requirement, which the Basel Committee believes will help dampen the cyclicality of the minimum regulatory capital framework. On September 7, 2009, the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee, reached agreement on certain key measures designed to strengthen regulation of the banking sector, including an increase in the quality, consistency and transparency of the Tier 1 capital base. In particular, it was agreed that the predominant form of Tier 1 capital should be common stock and retained earnings. Calibration of these new requirements is expected to be completed by the end of 2010.

In December 2009, in an effort to promote a more resilient banking sector, the Basel Committee approved for consultation a package of proposals to strengthen global capital and liquidity regulations. The proposals include raising the quality, consistency and transparency of the capital base (including, in particular, deductions of goodwill and other intangibles and net deferred tax assets from the predominant form of Tier 1 capital, and expanding the limitation on the double counting of capital to cover the wider financial system); strengthening the risk coverage of the capital framework (in addition to the higher capital requirements for trading book exposures announced in July 2009); introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. After a comprehensive impact assessment, the Committee will develop the fully calibrated set of standards by the end of 2010 to be phased in as financial conditions improve and the economic recovery is assured, with plans for implementation to commence by the end of 2012.

The Bank Holding Companies Notice may be amended to follow the new measures described above after they are officially adopted by the Basel Committee.

On December 25, 2009, the FSA issued for public comment a proposed amendment to the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.”, which became effective on March 4, 2010. This amendment requires corporate groups of financial instruments firms engaging in international operations, including Nomura, to strengthen their management and compliance systems in view of the increasingly significant growth, complication and development of their international operations. These new requirements include strengthening the groups’ business management system, compliance system and risk management system, as well as public disclosure of detailed information regarding their capital adequacy ratios, in accordance with the Basel II framework. For more information about such amendments, see “Regulations—Regulation of Financial Instruments Firms” under Item 4.B.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of May 31, 2010, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for unsecured funding and other financing purposes and also for our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

On May 27, 2009, Moody’s Investors Service downgraded the ratings for senior debt from “A3” to “Baa2” and from “A2” to “Baa1” for Nomura Holdings and Nomura Securities, respectively. The short-term debt rating for Nomura Securities was also downgraded from “P-1” to “P-2.” The outlook for both Nomura Holdings and

Nomura Securities was changed from “Negative” to “Stable.” These downgrades were attributed to Moody’s expectation that stabilizing earnings will continue to be a challenge for Nomura, given a persistently difficult operating environment. The downgrade also reflects the agency’s lingering uncertainty regarding Nomura’s ability to expand its wholesale platform within a reasonable timeframe by integrating Lehman Brothers’ operations.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

E. Off-Balance Sheet Arrangements.

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity (“VIE”) under ASC 810 or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) under ASC 860.

A VIE, as defined by ASC 810, is an entity with insufficient equity at risk to support its operations without additional subordinated financial support or whose equity investors lack the features of a controlling interest in the entity. In other words, equity investors in these entities lack either the ability to make significant decisions through their voting rights, an obligation to absorb the expected losses of the entity or a right to receive the expected residual returns of the entity. A QSPE is generally a passive vehicle whose activities are restricted and predetermined at inception in accordance with criteria under ASC 860. Such vehicles are generally used to securitize financial assets such as loans and debt instruments.

Our only significant arrangements with entities which meet the definition of off-balance sheet entities are through program vehicles which we use primarily for the securitization of commercial and residential mortgages, government and corporate bonds and other financial assets. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as transferor of financial assets to these entities, as well as, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. For further information about transactions with VIEs, see Note 8, “Securitization and Variable Interest Entities (VIEs)” in our consolidated financial statements.

The following table sets forth our exposures from consolidated VIEs, exposure to unconsolidated significant VIEs and exposure to unconsolidated sponsored VIEs (where we hold a variable interest in a sponsored VIE) as of March 31, 2010, arising from our significant involvement with these entities. We consider maximum exposures to loss to be limited to the amounts presented below, which are reflected in our consolidated balance sheets or the Note 20, “Commitments, contingencies and guarantees”. Exposures do not reflect our estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges we enter into to reduce exposure.

	March 31, 2010
	Exposures from consolidated VIEs	Exposures to unconsolidated significant VIEs and sponsored VIEs(2)	Total
	(in billions)
Consolidated VIEs’ assets
Cash and cash equivalents	¥36	¥—	¥36
Trading Assets
Equities products	222	98	320
Debt securities	49	27	76
Mortgage and mortgage-backed securities	46	54	100
Investment trust fund and others	0	3	3
Derivatives(1)	1	2	3
Private equity investments	1	—	1
Office buildings, land, equipment and facilities	24	—	24
Other	68	105	173

	¥447	¥289	¥736

(1)	The amounts represent the current balance sheet carrying value of derivatives. Notional amounts related to VIEs’ maximum exposure to loss are ¥413 billion for consolidated VIEs and ¥34 billion for exposure to unconsolidated VIEs.
(2)	We held ¥8 billion of commitment to extend credit, standby letters of credit and other guarantees to unconsolidated significant VIEs and sponsored VIEs as of March 31, 2010.

We may be required to consolidate off-balance sheet entities which are currently not consolidated under ASC 810, should we become the primary beneficiary of those vehicles. The primary beneficiary of an entity is determined through an assessment of which entity absorbs the majority of the expected losses or is entitled to the majority of the expected benefits of that entity, or both. Such an assessment takes into account our variable interests in the entity as well the seniority of our interests in relation to those of other variable interest holders.

Repurchase and securities lending transactions accounted for as sales

We enter into certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of Repo-to-maturity transactions, certain Japanese securities lending transactions and to a lesser extent, Japanese Gensaki transactions.

We enter into repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. We account for these transactions as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from our consolidated balance sheets under open repo-to-maturity transactions as of March 31, 2010 and 2009 were ¥185,047 million and ¥nil, respectively.

We engage in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. We account for these transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, we do not maintain effective control over the transferred financial assets as we are not able to be returned the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. The amounts of securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2010 and 2009 were ¥153,808 million and ¥174,567 million respectively.

We also have historically engaged in traditional Japanese repurchase agreements called “Gensaki” transactions We account for Gensaki transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 have been met. The transactions are now less commonplace in Japan and have largely been replaced with Gensaki Repo transactions which were introduced in Japan in 2001 and which are similar to other international repurchase agreements used in the United States, United Kingdom and other jurisdictions. These transactions contain margin requirements, rights of security substitution, or certain restrictions on the customer’s right to sell or repledge the transferred securities. We therefore account for Gensaki repo agreements as collateralized financings in our balance sheet. The amounts of securities derecognized from our consolidated balance sheets under Gensaki Transactions as of March 31, 2010 and 2009 were not significant.

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

Long-term borrowings:

•	In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest in accordance with our funding policy.

Operating lease commitments:

•	We lease our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain equipment and facilities under capital lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction-related, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with customers under which we commit to underwrite notes that may be issued by the customers.

Commitments to invest in partnerships:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Note 12, “Borrowings” contains further detail on our short-term and long-term borrowing obligation and Note 20, “Commitments, contingencies and guarantees” in our consolidated financial statements contains further detail on our other commitments, contingencies and guarantees.

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

The following table shows our contractual obligations and contingent commitments as well as their maturities as of March 31, 2010:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	¥10,146	¥1,533	¥125	¥199	¥8,289
Long-term borrowings(1)	6,440,664	477,200	1,628,614	1,285,279	3,049,571
Operating lease commitments	93,338	17,669	27,125	17,224	31,320
Capital lease commitments(2)	53,654	393	308	27	52,926
Purchase obligations(3)	50,690	41,573	9,117	—	—
Commitments to extend credit	228,439	79,491	139,441	2,923	6,584
Commitments to invest in partnerships	40,203	456	13,886	1,465	24,396

Total	¥6,917,134	¥618,315	¥1,818,616	¥1,307,117	¥3,173,086

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.

(3)	The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amount to ¥2,306 billion for resale agreements and ¥1,072 billion for repurchase agreements as of March 31, 2010. These amounts include certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings in accordance with ASC 860.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Nomura’s Directors as of June 29, 2010. With respect to the information under “Brief Personal History” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
Junichi Ujiie	Chairman of the Board of Directors	Nov. 1975	Joined Nomura
(Oct. 12, 1945)	Chairman of the Nomination Committee	Jun. 1990	Director
	Chairman of the Compensation Committee	Jun. 1995	Managing Director
		May 1997	President & CEO
		Apr. 2003	Chairman of the Board of Directors
		Jun. 2003	Chairman of the Board of Directors and Senior Managing Director
		Apr. 2006	Chairman of the Board of Directors

Kenichi Watanabe (Oct. 28, 1952)	Director and President & CEO Director and President & CEO of Nomura Securities Co., Ltd.	Apr. 1975	Joined Nomura
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Oct. 2001	Director Managing Director of Nomura Securities Co., Ltd.
		Apr. 2002	Executive Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2004	Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2006	Deputy President of Nomura Securities Co., Ltd.
		Apr. 2008	President & CEO Director and President & CEO of Nomura Securities Co., Ltd.
		Jun. 2008	Director and President & CEO

Takumi Shibata (Jan. 8, 1953)	Director and Deputy President & COO Chairman and CEO of the Wholesale Division Director and Deputy President & COO of Nomura Securities Co., Ltd. Director of Fortress Investment Group LLC	Apr. 1976 Jun. 1998 Jun. 2000 Oct. 2001	Joined Nomura Director Managing Director Managing Director of Nomura Securities Co., Ltd.
		Apr. 2003	Executive Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Executive Vice President of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Apr. 2004	Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2005	Director and President & CEO of Nomura Asset Management Co., Ltd.
		Feb. 2007	Director of Fortress Investment Group LLC
		Apr. 2008	Deputy President & COO Director and Deputy President & COO of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Deputy President & COO
		Apr. 2010	Chairman and CEO of the Wholesale Division

Masanori Itatani	Director	Apr. 1976	Joined Nomura
(Oct. 13, 1953)	Director of Nomura Securities Co., Ltd.	Jun. 1998	Director
		Jun. 2003	Senior Managing Director
		Apr. 2006	Executive Managing Director
		Jun. 2007	Director

Masanori Nishimatsu (Feb. 3, 1958)	Director	Apr. 1980	Joined Nomura
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2010	Advisor
		Jun. 2010	Director

Haruo Tsuji (Dec. 6, 1932)

Outside Director

Chairman of the Audit Committee

Outside Director of Nomura Securities Co., Ltd.

Corporate Advisor of Sharp Corporation

Outside Director of Kobayashi Pharmaceutical Co., Ltd.

Outside Director of SEIREN CO., LTD.

		Mar. 1955	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation)
		Jun. 1986	President, Sharp Corporation
		Jun. 1998	Corporate Advisor, Sharp Corporation
		Jun. 2001	Outside Statutory Auditor
		Jun. 2003	Outside Director
		Jun. 2008	Outside Director of Kobayashi Pharmaceutical Co., Ltd.
		Jun. 2010	Outside Director of SEIREN CO., LTD.

Hajime Sawabe (Jan. 9, 1942)

Outside Director

Member of the Audit Committee

Outside Director of Nomura Securities Co., Ltd.

Chairman of TDK Corporation

Outside Director of Asahi Glass Company, Limited

Outside Director of TEIJIN LIMITED

		Apr. 1964	Joined TDK Electronics Co., Ltd. (currently, TDK Corporation)
		Jun. 1998	President of TDK Corporation
		Jun. 2006	Chairman of TDK Corporation
		Mar. 2008	Outside Director of Asahi Glass Company, Limited
		Jun. 2008	Outside Director of TEIJIN LIMITED
		Jun. 2009	Outside Director

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History

Tsuguoki Fujinuma (Nov. 21, 1944)

Outside Director

Member of the Audit Committee

Outside Director of Nomura Securities Co., Ltd.

Advisor of The Japanese Institute of Certified Public Accountants

Outside Director of Tokyo Stock Exchange Group, Inc.

Governor of Tokyo Stock Exchange Regulation

Specially-appointed Professor of Chuo Graduate School of Strategic Management

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

		Apr. 1969	Joined Horie Morita Accounting Firm
		Jun. 1970	Joined Arthur & Young Accounting Firm
		Nov. 1974	Registered as a certified public accountant
		May 1991	Managing Partner of Asahi Shinwa Accounting Firm
		Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
		May 2000	President of the International Federation of Accountants
		Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
		Jun. 2007	Retired from Ernst & Young ShinNihon
		Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants
		Aug. 2007	Outside Director of Tokyo Stock Exchange Group, Inc.
		Oct. 2007	Governor of Tokyo Stock Exchange Regulation
		Apr. 2008	Specially-appointed Professor of Chuo Graduate School of Strategic Management
		Jun. 2008	Outside Statutory Auditor of Sumitomo Corporation
		Jun. 2008	Outside Statutory Auditor of Takeda Pharmaceutical Company Limited
		Jun. 2008	Outside Director
		Jul. 2008	Outside Director of Sumitomo Life Insurance Company
		May. 2010	Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Hideaki Kubori (Aug. 29, 1944)

Outside Director

Member of the Nomination Committee

Member of the Compensation Committee

Outside Director of Nomura Securities Co., Ltd.

Chairman of Hibiya Park Law Offices

Outside Statutory Auditor of SOURCENEXT CORPORATION

Supervisory Committee of The Norinchukin Bank

		Apr. 1971	Registered as attorney at law and joined Mori Sogo Law Offices
		Mar. 1998	Left Mori Sogo Law Offices
		Apr. 1998	Chairman, Hibiya Park Law Offices
		Apr. 2001	Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
		Oct. 2001	Outside Director

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Feb. 2003	Outside Statutory Auditor, SOURCENEXT CORPORATION
		Jun. 2008	Supervisory Committee, The Norinchukin Bank

Masahiro Sakane (Jan 7, 1941)

Outside Director

Member of the Nomination Committee

Member of the Compensation Committee

Outside Director of Nomura Securities Co., Ltd.

Chairman of Komatsu Ltd.

Outside Director of Tokyo Electron Limited

		Apr. 1963	Joined Komatsu Ltd.
		Jun. 2001	President of Komatsu Ltd.
		Jun. 2003	President & CEO of Komatsu Ltd.
		Jun. 2007	Chairman of Komatsu Ltd.
		Jun. 2008	Outside Director of Tokyo Electron Limited
		Jun. 2008	Outside Director

Lord Colin Marshall (Nov. 16, 1933)	Outside Director Chairman of Pirelli UK plc Chairman of Nomura International plc Chairman of Nomura Europe Holdings plc	Feb. 1983	Chief Executive of British Airways plc
		Jan. 1993	Non-Executive Director of HSBC Holdings plc
		Feb. 1993	Chairman of British Airways plc
		Nov. 1995	Chairman of Inchcape plc
		May 1996	President of CBI (Confederation of British Industry)
		Jan. 1998	Chairman of Invensys plc
		Sep. 2003	Chairman of Pirelli UK plc
		Oct. 2004	Chairman of Nomura International plc
		May 2009	Chairman of Nomura Europe Holdings plc
		Jun. 2010	Outside Director

Dame Clara Furse (Sept. 16, 1957)

Outside Director

Non-Executive Director of Legal & General Group plc

Non-Executive Director of Nomura International plc

Non-Executive Director of Nomura Europe Holdings plc

Non-Executive Director of Amadeus IT Holding SA

		Feb. 1983	Joined Philips & Dew (currently, UBS)
		Jun. 1991	Non-Executive Director of LIFFE (London International Financial Futures Exchange)
		Jun. 1997	Deputy Chairman of LIFFE
		May 1998	Group Chief Executive of Credit Lyonnais Rouse
		Jan. 2001	Chief Executive of London Stock Exchange Group
		Jun. 2009	Non-Executive Director of Legal & General Group plc
		Dec. 2009	Non-Executive Director of Nomura International plc Non-Executive Director of Nomura Europe Holdings plc
		Apr. 2010	Non-Executive Director of Amadeus IT Holding SA
		Jun. 2010	Outside Director

Among the above listed Directors, Haruo Tsuji, Hajime Sawabe, Tsuguoki Fujinuma, Hideaki Kubori, Masahiro Sakane, Lord Colin Marshall and Dame Clara Furse satisfy the requirements for an “outside director”

under the Companies Act. The Companies Act defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

Executive Officers

The following table provides information about Nomura’s Executive Officers as of June 29, 2010. With respect to the information under “Brief Personal History” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
Kenichi Watanabe (Oct. 28, 1952)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Takumi Shibata (Jan. 8, 1953)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Hitoshi Tada	Executive Managing Director Retail CEO Deputy President of Nomura Securities Co., Ltd.	Apr. 1978	Joined Nomura
(Jun. 29, 1955)		Apr. 1999	General Manager of Sales Dept.
		Jun. 1999	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Apr. 2003	Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Executive Managing Director of Nomura Securities Co., Ltd.
		Apr. 2006	Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2008	Domestic Retail CEO (currently, Retail CEO)
		Oct. 2008	Executive Managing Director Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2009	Deputy President of Nomura Securities Co., Ltd.

Atsushi Yoshikawa (Apr. 7, 1954)	Executive Managing Director Asset Management CEO Director and President & CEO of Nomura Asset Management Co., Ltd.	Apr. 1978	Joined Nomura
		Jun. 1997	Co-President of Nomura Securities International Inc.
		Jun. 2000	Director
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director Executive Managing Director of Nomura Asset Management Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Apr. 2005	Executive Vice President of Nomura Asset Management Co., Ltd.
		Apr. 2008	Asset Management CEO Director and President & CEO of Nomura Asset Management Co., Ltd.
		Oct. 2008	Executive Managing Director

Hiroshi Tanaka (May. 13, 1956)	Executive Managing Director Chief Administrative Officer (Group Compliance Head, CIO, Global Operations) Executive Vice President of Nomura Securities Co., Ltd.	Apr. 1980	Joined Nomura
		Apr. 1999	Manager of Equity Dept.
		Apr. 2002	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director
Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2006	Director and Representative Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2007	Director and Representative Executive Officer and Executive Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Group Compliance Head
		Oct. 2008	Executive Managing Director Chief Information Officer Head of Global Operations Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2010	Chief Administrative Officer Executive Vice President of Nomura Securities Co., Ltd.

Masafumi Nakada (Jul. 30, 1958)	Executive Managing Director Chief Financial Officer Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1981	Joined Nomura
		Apr. 2003	General Manager of Compliance Department of Nomura Securities Co., Ltd.
		Apr. 2005	Senior Managing Director, Chief Financial Officer and Head of Global Risk Management, Treasury, Controller and IR Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2006	Chief Financial Officer
		Oct. 2008	Executive Managing Director Executive Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Noriaki Nagai (Dec. 1, 1957)	Executive Managing Director Head of Corporate Office Senior Corporate Managing Director of Nomura Securities Co., Ltd. Director of Nomura Asset Management Co., Ltd.	Apr. 1981	Joined Nomura
		Jun. 2000	General Manager of Legal Department of Nomura Securities Co., Ltd.

		Apr. 2006	Senior Managing Director and Head of Corporate Office Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Director of Nomura Asset Management Co., Ltd.
		Oct. 2008	Executive Managing Director Executive Managing Director of Nomura Securities Co., Ltd.
		Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

B. Compensation.

The overview of Nomura group’s compensation framework is as follows:

(1) Compensation policy

We have developed our compensation policy for both executives and employees of the Nomura group to ensure we attract, retain, motivate and develop talent that enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

1.	align with Nomura values and strategies;

2.	reflect firm, division and individual performance;

3.	establish appropriate performance measurement with a focus on risk;

4.	align employee and shareholder interests;

5.	establish appropriate compensation structures; and

6.	ensure robust governance and control processes.

(2) Compensation governance

The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that the Nomura group’s compensation framework supports our business strategy.

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement Nomura group’s compensation policy. The HRC’s responsibilities include:

•

approving the compensation framework, assuring that it is in line with global compensation strategy, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally,

•	approving the total bonus pool and its allocation to each business,

•

reviewing the performance measures of senior executives to ensure that benefits, including rights to performance-related compensation, reflect the performance of both individuals and our business globally,

•	continually reviewing the appropriateness and relevance of the compensation policy and

•	approving any major changes in employee benefits structures globally.

The term of the office of each HRC member is unlimited, and changes to its members must be approved by the Chairman. Current members include the CEO (as Chairman of the Committee), COO, President and COO of the Wholesale Division, CFO, Chief Risk Officer, head of Corporate Office and heads of Human Resources.

(3) Regulatory developments and review of our compensation plans

The recent global financial crisis has resulted in enhanced regulatory requirements and oversight in many of our key operating regions. During the fiscal year ended March 31, 2010, we completed a comprehensive review of our compensation programs and practices in light of changes to our business, the regulatory environment and the broader competitive landscape.

We conducted this review with assistance from an independent compensation consulting firm, which contributed in the following areas:

•	provided an overview of best compensation practice in the industry,

•	conducted interviews with over 70 senior members of our management to understand the business context, their views on existing compensation arrangements and potential areas for improvement,

•	based on the outcome of the executive interviews, assisted in developing an overall approach for the Nomura group and specific practices for the Wholesale business and

•	provided market compensation data for the purpose of setting competitive benchmarks.

Based on above mentioned reviews, the new compensation programs have been developed to support our business strategy and growth, to better respond to the expectations of key stakeholders in the business including employees. These programs are aligned with the frameworks created by the Financial Stability Board as well as by regulators in key jurisdictions in which we operate.

We will continue to review our program and will adapt to changes as appropriate based on regulatory input and guidance and our ever-changing competitive environment.

(4) Nomura compensation framework

Annual Total Compensation is used to compare our compensation with that of the market standard, which includes following components:

Compensation Components	Purposes	Specific Elements
Base Salary	• Rewards individuals for their knowledge, skills, competencies and experiences • Reflects local labor market standards • Reflects sufficient levels to absorb changes in the amount of bonuses	• Base pay

Fixed Allowances	• Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals	• Housing allowances • Overtime pay
Annual Bonuses

•    Rewards team and individual performances, and their contribution to results as well as strategic and future value

•    Reflects appropriate internal and market-based comparisons

•    Reflects broad view on compensation, including individual performances, approaches to risk, compliance and cross divisional cooperation

•    Considers the stages of business development and existing guarantees

• Cash bonuses • Deferred equity or equity-linked vehicles • Deferred cash award

Note: Benefits are driven by local market regulations and practices, and are not included in the definition of Total Compensation

For the fiscal year ended March 31, 2010, we reassessed the balance of variable compensation and the fixed compensation to reflect changes in both regulatory framework designed to mitigate risk-taking as well as market practices.

This reassessment is intended to keep the Total Compensation at current level while shifting the balance towards fixed compensations rather than variable compensations.

Annual bonuses are used to reward both firm-wide and individual performances. Levels of bonuses are based on financial and non-financial elements. Our approach to determining total amount of bonuses is described under “Variable compensation” below.

Guarantees on bonuses are used in limited circumstances; we give such guarantees only when they are deemed essential based on commercial justification.

(5) Variable compensation

Our variable compensation programs are core part of our Total Compensation. They are intended to align employee interests with the long-term interests of shareholders and other key stakeholders.

Funding framework

A key aspect of our comprehensive review of its compensation programs and practices was the reassessment of our approaches to determining the total amount of variable compensation in the Total Compensation. To ensure adequate returns to shareholders, determining the amount based on risk-adjusted profits may become the industry standard, which is consistent with regulatory requirements. We have therefore emphasized on determining the compensation as a percentage of risk-adjusted profits (before deduction of tax and personnel expenses).

Decisions are made with reference to payout ratios applicable to companies selected for the purpose of comparing. Such ratios differ among each business division. The companies for the comparison are determined on the basis of similarity in terms of its businesses, size and scope, as well as geographical distribution. We compete against these companies to attract and retain the best talent for the development and growth of our business. On the other hand, determination of bonuses for control functions is made independently of bonuses for business divisions.

During the investment phase of any business which we seek to develop, the actual bonus funding level will be affected by budget targets, franchise building, capital usage, incentive guarantees and market conditions. It is likely to decrease over time as the business matures and will trend to a sustainable longer-term level.

Types of variable compensation plans

The core elements of variable compensation in the Nomura group are delivered in the following ways:

1. Cash bonus plan

A proportion of the annual bonus is delivered in the form of a cash payment made to the individuals following the end of the fiscal year. The proportion of the annual bonuses that is delivered in cash decreases from all cash at the lowest level of bonuses so that individuals with higher levels of bonuses receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements will be adhered to when deciding on proportions of the bonuses to be delivered in cash.

2. Equity-linked compensation plan

Certain senior management and employees whose annual bonus is above certain amount receive a part of their awards in the form of equity-linked plans. By linking the economic value to Nomura’s stock price with certain vesting periods in place, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing individual wealth creation potential over certain period from the grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of the mid- to long-term increase in corporate value.

With these benefits, equity-linked plans are also recommended by regulators of key jurisdictions in which we operate. Our equity-linked plans have the following variations.

(a) Notional Stock Unit (“NSU”) Plan

We introduced this plan globally for the fiscal year ended March 31, 2010. It is a cash-settled plan that has been designed to replicate the key features of the Stock Option B Plan described below. The plan has been introduced primarily to deliver a proportion of the annual bonuses where the final value is linked to Nomura’s stock price. This allows equity-linked awards to be made in countries where stock options are less favourably treated from tax or other perspectives.

(b) Stock Acquisition Rights

Nomura has issued the following two types of stock acquisition rights to certain employees as well as senior management.

•	Stock Option A Plan

Options are awarded with an exercise price higher than the Nomura stock price at the date of grant. There is certain period set between the date of grant and the date of vesting. They are qualified as stock acquisition rights under Japanese taxation laws and therefore have been issued mainly to employees in Japan.

•	Stock Option B Plan

This plan is intended to offer a similar economic effect as restricted stock, as commonly used in the U.S. and Europe. Options are granted with an exercise price of JPY1 per share. There is certain period set between the date of grant and the date of vesting.

(6) Compensation for Directors and Executive Officers

In accordance with the fundamental approach and framework of compensation as described above, the Compensation Committee of Nomura, which adopts the committee system corporate form under the Companies Act, determines compensation for its Directors and Executive Officers in line with the compensation policy specifically applicable to them. The Compensation Committee is a highly independent organization, which is comprised of the Chairman of the Board who is not an executive officer and a majority of outside directors.

1    Aggregate compensation

	Year Ended March 31, 2010
	Number of Directors or Executive Officers	(Millions of Yen)
Category		Base Salary	Stock Options	Cash Bonus	Total
Directors (Excluding Outside Directors)	4	¥174	¥60	¥122	¥356
Executive Officers	10	632	218	705	1,555
Outside Directors	6	137	25	—	162

Total	20	¥943	¥303	¥827	¥2,073

Includes compensations from consolidated subsidiaries.

2    Individual compensation of Directors and Executive Officers which are 100 million yen or above

	Year Ended March 31, 2010
			(Millions of Yen)
Name	Company	Category	Base Salary	Stock Options	Cash Bonus	Total
Junichi Ujiie	Nomura	Chairman of the Board of Directors	80	34	80	194

Kenichi Watanabe	Nomura	Director and President & CEO	96	35	168	299

Takumi Shibata	Nomura	Director and Deputy President & COO	74	30	148	252

Hitoshi Tada	Nomura	Executive Managing Director	69	26	106	201

Hiromi Yamaji	Nomura	Executive Managing Director	32	23	44	99
	Overseas subsidiary		104	—	—	104

Akira Maruyama	Nomura	Executive Managing Director	57	23	58	138

Atsushi Yoshikawa	Nomura	Executive Managing Director	57	22	44	123

Hiromi Yamaji is an expatriate in Europe, and his Base Salary from an overseas subsidiary includes the housing costs, transportation expenses, local tax born by the company, etc. (¥88 million in total).

Stock Acquisition Rights

	(as of March 31, 2010)
Name of Stock Acquisition Rights	Allotment Date	Number of Shares under Stock Acquisition Rights	Exercise Period of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights	Paid-in Amount for Stock Acquisition Rights
Stock Acquisition Rights No.2	July 22, 2003	1,230,000	From July 1, 2005 to June 30, 2010	1,337	0
Stock Acquisition Rights No.3	June 4, 2004	153,000	From June 5, 2006 to June 4, 2011	1	0
Stock Acquisition Rights No.4	August 16, 2004	1,247,000	From July 1, 2006 to June 30, 2011	1,330	0
Stock Acquisition Rights No.5	April 25, 2005	16,000	From April 26, 2007 to April 25, 2012	1	0
Stock Acquisition Rights No.6	June 3, 2005	266,000	From June 4, 2007 to June 3, 2012	1	0
Stock Acquisition Rights No.8	July 25, 2005	1,516,300	From July 1, 2007 to June 30, 2012	1,167	0
Stock Acquisition Rights No.9	April 24, 2006	170,400	From April 25, 2008 to April 24, 2013	1	0
Stock Acquisition Rights No.10	June 12, 2006	481,900	From June 13, 2008 to June 12, 2013	1	0
Stock Acquisition Rights No.11	July 14, 2006	1,798,000	From July 7, 2008 to July 6, 2013	1,820	0
Stock Acquisition Rights No.12	October 10, 2006	12,400	From October 11, 2008 to October 10, 2013	1	0
Stock Acquisition Rights No.13	April 25, 2007	873,900	From April 26, 2009 to April 25, 2014	1	0
Stock Acquisition Rights No.14	June 21, 2007	873,800	From June 22, 2009 to June 21, 2014	1	0
Stock Acquisition Rights No.15	August 1, 2007	113,000	From August 2, 2009 to August 1, 2014	1,969	0
Stock Acquisition Rights No.16	August 1, 2007	1,879,000	From August 2, 2009 to August 1, 2014	1,969	0
Stock Acquisition Rights No.17	August 1, 2007	554,700	From August 2, 2009 to August 1, 2014	1	0
Stock Acquisition Rights No.18	October 19, 2007	25,100	From October 20, 2009 to October 19, 2014	1	0
Stock Acquisition Rights No.19	April 23, 2008	6,077,800	From April 24, 2010 to April 23, 2015	1	0
Stock Acquisition Rights No.20	June 23, 2008	152,300	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.21	June 23, 2008	768,200	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.22	August 5, 2008	110,000	From August 6, 2010 to August 5, 2015	1,353	0
Stock Acquisition Rights No.23	August 5, 2008	1,963,000	From August 6, 2010 to August 5, 2015	1,353	0
Stock Acquisition Rights No.24	August 5, 2008	6,000	From August 6, 2010 to August 5, 2015	1	0
Stock Acquisition Rights No.25	August 5, 2008	3,000	From August 6, 2010 to August 5, 2015	1	0
Stock Acquisition Rights No.26	November 11, 2008	15,600	From November 11, 2010 to November 10, 2015	1	0
Stock Acquisition Rights No.27	November 11, 2008	675,900	From November 11, 2010 to November 10, 2015	1	0
Stock Acquisition Rights No.28	April 30, 2009	8,270,700	From May 1, 2011 to April 30, 2016	1	0

	(as of March 31, 2010)
Name of Stock Acquisition Rights	Allotment Date	Number of Shares under Stock Acquisition Rights	Exercise Period of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights	Paid-in Amount for Stock Acquisition Rights
Stock Acquisition Rights No.29	June 16, 2009	481,100	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.30	June 16, 2009	1,148,900	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.31	August 5, 2009	176,000	From August 6, 2011 to August 5, 2016	767	0
Stock Acquisition Rights No.32	August 5, 2009	2,404,500	From August 6, 2011 to August 5, 2016	767	0
Stock Acquisition Rights No.33	November 25, 2009	588,400	From November 26, 2011 to November 25, 2016	1	0

1:	Stock acquisition rights (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with stock option plan.
2:	The number of shares issuable under stock acquisition rights is subject to adjustments under certain circumstances including stock split.

Stock Acquisition Rights Held by Directors and Executive Officers of Nomura

	(as of March 31, 2010)
		Numbers of Holders
Name of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)	Outside Directors
Stock Acquisition Rights No.2	197,000	13	3
Stock Acquisition Rights No.3	58,000	5	1
Stock Acquisition Rights No.4	144,000	13	3
Stock Acquisition Rights No.6	77,000	6	1
Stock Acquisition Rights No.8	128,000	14	3
Stock Acquisition Rights No.10	127,100	9	1
Stock Acquisition Rights No.11	93,000	14	3
Stock Acquisition Rights No.14	149,600	12	2
Stock Acquisition Rights No.15	31,000	5	3
Stock Acquisition Rights No.16	65,000	9	—
Stock Acquisition Rights No.20	82,200	8	3
Stock Acquisition Rights No.21	59,400	6	—
Stock Acquisition Rights No.22	58,000	8	5
Stock Acquisition Rights No.23	52,000	6	1
Stock Acquisition Rights No.24	6,000	—	2
Stock Acquisition Rights No.25	3,000	—	1
Stock Acquisition Rights No.29	319,100	14	5
Stock Acquisition Rights No.30	3,000	—	1
Stock Acquisition Rights No.31	115,000	14	6

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

Our Articles of Incorporation provide for the number of Directors to be not more than 20. Directors are elected at a meeting of shareholders. The term of office of Directors is one year, although they may serve any number of consecutive terms. From among its members, our Board of Directors elects the Chairman of meetings. Our Board of Directors met 10 times during the fiscal year ended March 31, 2010. As a group, our Directors attended approximately 87% of the total number of meetings of our Board of Directors during the year.

Compensation Committee

Our Compensation Committee is authorized to determine the policy with respect to the determination of the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each Director and Executive Officer. This committee’s current members are Junichi Ujiie, Hideaki Kubori and Masahiro Sakane. Junichi Ujiie is the Chairman of this committee. Our Compensation Committee met five times during the fiscal year ended March 31, 2010. As a group, the member Directors attended approximately 90% of the total number of meetings of our Compensation Committee during the year.

Nomination Committee

Our Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders by our Board of Directors. This committee’s current members are Junichi Ujiie, Hideaki Kubori and Masahiro Sakane. Junichi Ujiie is the Chairman of this committee. Our Nomination Committee met three times during the fiscal year ended March 31, 2010. As a group, the member Directors attended approximately 90% of the total number of meetings of our Nomination Committee during the year.

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

This committee is currently composed of Haruo Tsuji, Tsuguoki Fujinuma and Hajime Sawabe. Haruo Tsuji is the Chairman of this committee. Our Audit Committee met 22 times during the fiscal year ended March 31, 2010. As a group, the member Directors attended approximately 95% of the total number of meetings of our Audit Committee during the year.

Limitation of Liabilities of Outside Directors

We have entered into agreements with our Outside Directors, Hideaki Kubori, Haruo Tsuji, Masahiro Sakane, Tsuguoki Fujinuma, Hajime Sawabe, Lord Colin Marshall and Dame Clara Furse that limit their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, up to the higher of (a) ¥20 million or (b) the amount prescribed by laws and ordinances.

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

Rights of ADR Holders

The rights of ADR holders, including their rights to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. See also “Rights of Holders of ADSs” under Item 10.B of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in Item 10.B of this annual report by reference. For fees and charges that a holder of Nomura’s ADSs may have to pay, see “Description of Securities Other Than Equity Securities” under Item 12 of this annual report.

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2008	2009	2010
Japan	13,938	15,320	15,053
Europe	1,955	4,294	4,369
Americas	1,063	1,079	1,781
Asia Pacific (excluding Japan), India and Oceania	1,070	4,933	5,171

Total	18,026	25,626	26,374

As of March 31, 2010, we had 15,053 employees in Japan, including 9,695 of Retail Division, 922 of Global Markets Division, 982 of Investment Banking Division, 45 of Merchant Banking Division and 991 of Asset Management Division. (Note: As of the submission date, Nomura Group has three Divisions of Retail, Wholesale and Asset Management, in lieu of the above five Divisions.)

As of March 31, 2010, 8,332 of Nomura Securities’ employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Between the company and the labor union, we had been holding constant discussions to make solutions on labor related matters.

Overseas, we had 11,321 employees, of which 4,369 were located in Europe, 1,781 in the Americas, and 5,171 in Asia Pacific (excluding Japan), India and Oceania.

We have not experienced any strikes or other labor disputes in Japan as well as overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of June 29, 2010. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Junichi Ujiie	198,902
Kenichi Watanabe	20,197
Takumi Shibata	78,125
Masanori Itatani	80,416
Masanori Nishimatsu	49,000
Haruo Tsuji	14,000
Hajime Sawabe	1,000
Hideaki Kubori	6,000
Tsuguoki Fujinuma	6,456
Masahiro Sakane	3,400
Lord Colin Marshall	0
Dame Clara Furse	0

Total	457,496

Executive Officers

Name	Number of Shareholdings
Kenichi Watanabe	See above
Takumi Shibata	See above
Hitoshi Tada	73,815
Atsushi Yoshikawa	34,897
Hiroshi Tanaka	32,284
Masafumi Nakada	3,203
Noriaki Nagai	10,800

Total	253,321

For information regarding stock options granted to our Directors and Executive Officers, see “Equity-linked compensation plan” under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table shows our major shareholder who is the beneficial owner holding more than 5% of our outstanding common stock as of March 31, 2010.

Names of Shareholders	Number of Shares Owned and Percentage of Voting Right
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	204,709	5.50

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2010, there were 267 record shareholders of Nomura with addresses in the United States, and those U.S. holders held 677,273,470 shares of Nomura’s common stock, representing 18.2% of Nomura’s then outstanding common stock. As of March 31, 2010, there were 66,855,920 ADSs outstanding, representing 66,855,920 shares of Nomura’s common stock or 1.8% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building Co., Ltd. (“NLB”) currently owns some of our leased office space in Japan. We held 38.5% of NLB’s outstanding share capital as of March 31, 2010.

Other major shareholders of NLB were Nomura Research Institute, Ltd. (“NRI”), holding 19.2%, and JAFCO Co., Ltd., holding 19.2%.

For the year ended March 31, 2010, we paid ¥4,531 million in rent to NLB. As of March 31, 2010, we had ¥6,541 million in lease deposits with NLB.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major customers of NRI.

We held 38.5% of NRI’s outstanding share capital as of March 31, 2010.

For the year ended March 31, 2010, we purchased ¥25,954 million worth of software and computer equipment, and paid NRI ¥56,889 million for other services.

Directors

Fumihide Nomura, who resigned his post as our director on June 25, 2010, serves as President of Nomura Shokusan Co., Ltd. (“Shokusan”) incorporated in Japan, which is principally engaged in real-estate leasing. Shokusan leases commercial properties to our subsidiary, Nomura Facilities, Inc. During the year ended March 31, 2010, Nomura Facilities, Inc. had paid ¥420 million for the rent to Shokusan. This transaction was in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. We hold approximately 0.9% of Shokusan’s outstanding stocks.

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

In April 2009, WestLB AG (“WestLB”) served proceedings on NIP and Nomura Bank International Plc (“NBI”), claiming that under the terms of a note issued by NBI and maturing in October 2008, WestLB were entitled to receive approximately $22 million, which it claims to be the value of a fund of shares referable to the NBI note. NIP, in its role as calculation agent, and NBI reject this claim and are vigorously defending the action.

In January 2008, NIP was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998. The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The tax notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009 a decision was issued by the Pescara Tax Court in favour of the Italian Tax Authorities. NIP intends vigorously to challenge this decision.

NIP is currently being challenged by the U.K. tax authorities with regard to the tax treatment of an offshore pension plan established for the employees of Nomura Employment Services (Isle of Man) Limited. The U.K. tax authorities are seeking to recover approximately £22 million from NIP on the basis that NIP was the true employer of individuals participating in the offshore pension plan. We believe that the position taken by the U.K. tax authorities is erroneous. NIP has lodged the necessary appeals.

After the collapse of Lehman Brothers in September 2008, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. filed proofs of claim against the bankruptcy estates of Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”), in respect of swaps and other derivative transactions in the total amount of approximately U.S.$ 1 billion (“the Claims”). In April 2010, Lehman Inc. commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the Claims and, in the case of NSC and NIP, seeking to recover damages. The subsidiaries intend vigorously to contest these proceedings.

Nomura supports the position of its subsidiaries in each of these claims.

Dividend Policy

For our dividend policy, see “Capital Management—Dividends” under Item 5.B of this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2010.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Annual highs and lows
2006	2,630	1,295	22.43	11.65
2007	2,870	1,843	24.30	15.63
2008	2,580	1,395	21.05	13.08
2009	1,918	403	17.89	3.96
2010	934	498	9.50	5.35
Quarterly highs and lows
2009
First Quarter	1,918	1,475	17.89	14.29
Second Quarter	1,695	1,176	16.55	10.94
Third Quarter	1,430	586	14.35	6.18
Fourth Quarter	776	403	8.50	3.96
2010
First Quarter	934	498	9.50	5.03
Second Quarter	850	522	9.01	5.79
Third Quarter	717	515	8.02	5.80
Fourth Quarter	783	631	8.58	6.97
Monthly highs and lows
2010 (calendar year)
January	783	681	8.58	7.35
February	715	631	7.90	6.97
March	708	631	7.69	7.13
April	717	647	7.67	6.77
May	641	544	7.11	5.99
June (through June 28)	572	504	6.22	5.59

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

Pursuant to the Companies Act and our Articles of Incorporation, we may, by resolution of our Board of Directors, release the liabilities of any Directors or Executive Officers to us for damages suffered by us due to their acts taken in good faith and without gross negligence, to the extent permitted by the Companies Act and our Articles of Incorporation. In addition, we may execute with outside Directors agreements that limit their liabilities to us for damages suffered by us due to their acts in good faith and without gross negligence, to the extent permitted by the Companies Act and our Articles of Incorporation. See “Limitation of Liabilities of Outside Directors” under Item 6.C above.

Holding of Our Shares by Foreign Investors

Other than the Japanese unit share system that is described in “Common Stock—Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws or our Articles of Incorporation or our other constituent documents.

Common Stock

The following is a description of material features of our shares of common stock, including brief summaries of the material provisions of our Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Companies Act and related legislation. In this “Common Stock” section, unless the context otherwise requires, “shares” means shares of our common stock and “shareholders” means holders of shares of our common stock.

General

Under our Articles of Incorporation, the authorized share capital is 6,000,000,000 shares, of which 3,719,133,241 shares were issued as of March 31, 2010. All issued shares are fully-paid and non-assessable, and are in registered form.

On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, they must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further stringent requirements of the Book-Entry Law can open accounts directly at JASDEC. For purposes of the description under this “Common Stock” section, we assume that the relevant person has no account at JASDEC.

Under the Book-Entry Law, any transfer of shares is effected through book-entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account by an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act and the Book-Entry Law, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in our register of shareholders, except in limited circumstances. Under the new clearing system, such registration is generally made upon our receipt of necessary information from JASDEC. See “Share Registrar” and “Record Date” below.

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

Dividends

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distribution of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). We may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus.” Under the Companies Act, distributions of Surplus are required in principle to be authorized by a resolution of a meeting of shareholders. However, our Articles of Incorporation, in accordance with the Companies Act, provide that our Board of Directors has the authority to make decisions regarding distributions of Surplus except for limited exceptions as provided by the Companies Act, since we have satisfied the following requirements:

(a)	the normal term of office of our Directors terminates on or prior to the date of conclusion of the annual meeting of shareholders relating to the last fiscal year ending within the period of one year from the election of the Directors; and

(b)	our non-consolidated annual financial statements and certain documents for the last fiscal year present fairly our assets and profit or loss, as required by the ordinances of the Ministry of Justice.

Under our Articles of Incorporation, dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of June 30, September 30, December 31 or March 31 of each year pursuant to a resolution of our Board of Directors. In addition, under the Companies Act and our Articles of Incorporation, we may (but are not obligated to) make further distributions of Surplus by resolution of our Board of Directors. However, we may decide not to pay dividends to shareholders of our stocks of any record date regardless of the amount of Surplus we have.

Under our Articles of Incorporation, we are not obliged to pay any dividends that are left unclaimed for a period of three years after the date on which they first became payable.

Distributions of Surplus may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of our Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of our Board of Directors, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a meeting of shareholders.

For information as to Japanese taxes on dividends, see “Japanese Taxation” under Item 10.E of this annual report.

Restriction on Distributions of Surplus

When we make a distribution of Surplus, we must, until the aggregate amount of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital, set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed in accordance with an ordinance of the Ministry of Justice.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A” =	the total amount of ‘other capital surplus’ and ‘other retained earnings’ each such amount being that appearing on our non-consolidated balance sheets as of the end of the last fiscal year;

“B” =	(if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof;

“C” =	(if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” =	(if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” =	(if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” =	(if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of Surplus so distributed;

“G” =	certain other amounts set forth in ordinances of the Ministry of Justice, including (if we have reduced Surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the amount set aside in our additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a)	the book value of our treasury stock;

(b)	the amount of consideration for our treasury stock disposed of by us after the end of the last fiscal year; and

(c)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on our non-consolidated balance sheets as of the end of the last fiscal year) all or certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

If we have become at our option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on our non-consolidated balance sheets as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in the ordinances of the Ministry of Justice appearing on our consolidated balance sheets as of the end of the last fiscal year.

If we have prepared non-consolidated interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Companies Act) by a meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be approved by the Board of Directors and audited by our Audit Committee and independent auditors, as required by the ordinances of the Ministry of Justice.

Stock Splits

We may at any time split the issued shares into a greater number of shares by resolution of our Board of Directors, and in accordance with the Companies Act, our Board of Directors has by resolution delegated to our Executive Management Board, powers to make such stock splits.

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

Transferability of Shares Constituting Less Than One Unit. Under the new clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

Right of a Holder of Shares Constituting Less Than One Unit to Require Us to Purchase Its Shares. A holder of shares constituting less than one unit may at any time request us to purchase its shares. Under the new clearing system, such request must be made through the relevant account managing institution. These shares will be purchased at (a) the closing price of our shares reported by the Tokyo Stock Exchange, Inc. (hereinafter referred to as the “Tokyo Stock Exchange”) on the day when the request to purchase is received by our share registrar or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. An amount equal to the applicable handling fee will be deducted from the price so determined pursuant to our Share Handling Regulations.

Right of a Holder of Shares Constituting Less than One Unit to Purchase from Us Its Shares up to a Whole Unit. Our Articles of Incorporation provide that a holder of shares constituting less than one unit may request us to sell any shares we may have to such holder so that the holder can raise its fractional ownership up to a whole unit. Under the new clearing system, such request must be made through the relevant account managing institution. These shares will be sold at (a) the closing price of our shares reported by the Tokyo Stock Exchange on the day when the request to sell is received by our share registrar or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. An amount equal to the applicable handling fee will be added to the price so determined pursuant to our Share Handling Regulations.

Voting Rights of a Holder of Shares Constituting Less Than One Unit. A holder of shares constituting less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares constituting less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

A holder of shares constituting less than one unit does not have any rights related to voting, such as the right to participate in a demand for the resignation of a Director, the right to participate in a demand for the convocation of a meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to institute a representative action by shareholders.

In accordance with the Companies Act, our Articles of Incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our Articles of Incorporation which includes the following rights:

•	to receive dividends,

•	to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares, corporate split or merger,

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders, and

•	to participate in any distribution of surplus assets upon liquidation.

Annual Meeting of Shareholders

We normally hold our annual meeting of shareholders in June of each year. In addition, we may hold an extraordinary meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any meeting of shareholders must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

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

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation when we issue new shares. Under the Companies Act, our Executive Management Board, which has been delegated by our Board of Directors with the authority to issue new shares, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date with at least two weeks’ prior notice to shareholders of the record date.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by our Executive Management Board, which has been delegated by our Board of Directors with the authority to issue stock acquisition rights, unless it is made under “specially favorable” conditions in which case special resolution of meeting of shareholders is required. In issuing stock acquisition rights, notice must be given at least two weeks prior to the date for allotment in the form of individual notice or public notice. Under the Companies Act we will not be required to give such notice if we make relevant securities filing or reporting under the FIEA at least two weeks prior to the date for allotment, subject to the requirements provided by the ordinance of the Ministry of Justice.

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

Share Registrar

Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust”) is the share registrar for our shares. Mitsubishi UFJ Trust’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust maintains our register of shareholders and registers the names and addresses of our shareholders and other relevant information in our register of shareholders upon notice thereof from JASDEC, as described in “Record Date” below.

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

The shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the second business day prior to the record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by Us of Shares

We may acquire our shares (i) by soliciting all our shareholders to offer to sell our shares held by them (pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any our subsidiaries (pursuant to a special resolution of a meeting of shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to us that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter) and (y) if the shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the shares under the agreement with respect to such tender offer on such day. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “Dividends” above.

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

Preferred Stock

The following is a description of material features of our preferred stocks. The outlines of our preferred stocks are set forth in our Articles of Incorporation, and detailed terms and conditions of our preferred stocks will be determined prior to the respective issuance thereof by a resolution of our Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of our Board of Directors.

General

It has become possible for us to issue preferred stocks as a result of the amendment to our Articles of Incorporation approved at our annual meeting of shareholders on June 25, 2009. We have, however, not yet issued, and currently have no specific plan to issue, any preferred stock.

Under our Articles of Incorporation, we are authorized to issue 200,000,000 shares of Class 1 preferred stock, 200,000,000 shares of Class 2 preferred stock, 200,000,000 shares of Class 3 preferred stock and 200,000,000 shares of Class 4 preferred stock. Of these preferred stocks, Class 3 and Class 4 preferred stocks will be convertible into common stock, while Class 1 and Class 2 preferred stocks will not be convertible into common stock. See “Right of Shareholders of Preferred Stocks to Demand Acquisition thereof (Conversion)” below.

Preferred Dividends

Under our Articles of Incorporation, preferred dividends will be paid to the shareholders of preferred stocks on record as of March 31 every year. In addition, interim preferred dividends may be paid to shareholders of our preferred stocks on record as of June 30, September 30 or December 31 of any year. Dividends on preferred stocks will be paid always in priority to dividends on common stock. The detailed terms and conditions of each class of preferred stock, including the amount of preferred dividends or preferred interim dividends, will be determined by a resolution of our Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of our Board of Directors prior to the time of issuance thereof, provided that the annual dividend rate applicable to Class 1 and Class 2 preferred stocks will not exceed 15%, and the annual dividend rate applicable to Class 3 and Class 4 preferred stocks will not exceed 10%.

Notwithstanding the provisions of our Articles of Incorporation, no payment of any dividend on preferred stocks may be made unless we have sufficient Surplus to pay such dividend, and each payment of a dividend on a preferred stock must be approved by our Board of Directors.

Dividends on our preferred stocks are non-cumulative. In case the amount of preferred dividends actually paid by us in respect of any fiscal year is less than the amount thereof payable in respect of such fiscal year, preferred shareholders will have no right to seek payment of the deficient amount as a cumulative preferred dividend in any subsequent fiscal year.

Shareholders of our preferred stocks will not be entitled to any further dividends or other participation in or distribution of Surplus.

Voting Rights

No shareholder of our preferred stocks has a right to vote at a meeting of shareholders, except as otherwise specifically provided in the Companies Act, any other applicable law or our Articles of Incorporation. Subject to the conditions stated therein, our Articles of Incorporation provided that the shareholders of our preferred stock will be entitled to vote at meetings of shareholders as follows:

•

If no resolution to pay a preferred dividend has been passed by our Board of Directors prior to the dispatch of the convocation notice of the annual meeting of shareholders in respect of any fiscal year, and if no proposal to pay such preferred dividend was submitted to the relevant annual meeting of shareholders, then the shareholders of the relevant preferred stock will be entitled to vote at such meeting and all subsequent meetings of shareholders up to the time when our Board of Directors or meeting of shareholders passes a resolution to pay such preferred dividend; and

•

If a resolution to pay a preferred dividend has not been adopted at any annual meeting of shareholders, the shareholders of the relevant preferred stock will be entitled to vote at all subsequent meetings of shareholders up to the time when our Board of Directors or meeting of shareholders passes a resolution to pay such preferred dividend.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, shareholders of our preferred stocks will be entitled, in preference over shareholders of common stock, to receive such amounts of our residual assets as may be determined by a resolution of our Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors taking into consideration the amounts of subscription moneys paid for the respective preferred stocks.

Except as described above, shareholders of our preferred stocks will not be entitled to receive distribution of residual assets upon our liquidation.

Right of Shareholders of Preferred Stocks to Demand Acquisition thereof (Conversion)

Shareholders of Class 3 preferred stock and shareholders of Class 4 preferred stock will have the right to demand that we shall acquire their shares of preferred stock during a certain period. Upon exercise of such right, we shall deliver to the relevant shareholder a certain number of shares of our common stock in exchange for the shares of the preferred stock acquired by us from such shareholder. Specific terms of such right, including the period during which the preferred stock will be acquired (so-called “conversion period”) and the initial acquisition price (so-called “conversion price”), will be determined by a resolution of our Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors.

Our Right and Obligation to Acquire Preferred Stocks

We shall have the right to acquire all or any part of the shares of Class 1 preferred stock, Class 2 preferred stock and/or Class 4 preferred stock upon the occurrence of such event or on such date as may be determined by a resolution of our Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors prior to the time of issuance of the relevant preferred stock. Upon exercise of such right, we shall deliver to the relevant shareholder a certain amount of cash in exchange for the shares of the preferred stock acquired by us from such shareholder. The initial acquisition price at which the relevant preferred stock will be acquired by us will be determined prior to the time of issuance thereof by a resolution of our Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors taking into consideration the amount of subscription moneys paid for the relevant preferred stock.

We shall have the obligation to acquire all the shares of Class 3 preferred stock and Class 4 preferred stock outstanding on the day immediately following the last day of the relevant conversion period. We shall deliver to the relevant shareholders certain numbers of shares of our common stock in exchange for the shares of the preferred stock acquired by us from them. The number of shares of our common stock so to be delivered to a shareholder of the relevant preferred stock will be calculated by multiplying the number of the preferred stocks held by such shareholder by the amount of the subscription moneys per share paid for such preferred stock and dividing the resultant amount by the market price of a share of our common stock at the time.

Order of Priority

Class 1 through Class 4 preferred stocks will be in the same order of priority in respect of the payment of preferred dividends and preferred interim dividends and the distribution of residual assets. All classes of preferred stocks will be in priority to our common stock in respect of the payments of dividends and interim dividends and the distribution of residual assets.

Report of Substantial Shareholdings

The FIEA requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. With certain exceptions, a similar report must also be filed to reflect any change of 1% or more in the above shareholding or any change in material matters set out in any previous filed reports. Copies of any reports must also be furnished to the company. For this purpose, shares issuable to a person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

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

On June 28, 2010, the closing price of our shares on the Tokyo Stock Exchange was ¥507 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥500 and ¥669 per share, as well as the daily price limit if our per share price were to rise to between ¥700 and ¥999, and between ¥1,000 and ¥1,499, or fall to between ¥200 and ¥499. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Equal to or greater than	¥200	Less than	¥500	¥80
Equal to or greater than	500	Less than	700	100
Equal to or greater than	700	Less than	1,000	150
Equal to or greater than	1,000	Less than	1,500	300

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

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange and as a result of this acquisition directly or indirectly holds, aggregated with its existing holdings and those of other parties who have a special relationship with that foreign investor, 10% or more of the issued shares of the company, the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan on or prior to the 15th day of the immediately following month in which the date of acquisition falls. In exceptional cases, a prior notification is required in respect of the acquisition.

“Non-residents of Japan” are generally defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Branches and other offices of Japanese corporations located outside Japan are considered as non-residents of Japan, and branches and other offices located within Japan of non-resident corporations are considered as residents of Japan. “Foreign investors” are generally defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations of which (a) 50% or more of the voting rights of which are held directly or indirectly by (i) and/or (ii) above, (b) a majority of officers consists of non-residents of Japan or (c) a majority of officers having the power of representation consists of non-residents of Japan.

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

E. Taxation.

U.S. Federal Income Taxation

This section describes the material U.S. federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below), you acquire your shares or ADSs in an offering and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the U.S. federal, state and local and the Japanese and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

This discussion addresses only U.S. federal income taxation.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.

The dividend is taxable when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. To the extent a refund of the tax withheld is available under Japanese law or the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

Dividends will generally be income from sources outside the United States, and, depending on your circumstances, will generally be “passive income” or “general income” for purposes of computing the foreign tax credit allowable to you.

As discussed in “Japanese taxation” below, if we purchase our shares, selling shareholders will be deemed to have received a dividend payment for Japanese tax purposes, in general. If we purchase the shares pursuant to a tender offer, selling shareholders might be subject to the deemed dividend taxation regime and part of consideration for the tender offer would be treated as dividends subject to withholding tax for Japanese tax purposes (please see the exceptional treatment discussed in “Japanese taxation” below). Such dividend is not generally a taxable event for U.S. federal income tax purposes (though a selling U.S. shareholder would be subject to U.S. federal income tax on capital gains realized on a sale of shares to us, as described below) and therefore would not give rise to foreign source income, and you would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distribution unless you can apply the credit (subject to limitations) against U.S. tax due or other foreign source income in the appropriate category for foreign tax credit purposes.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We do not expect our shares and ADSs to be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation, such as Nomura, that is primarily engaged in an active business as a securities dealer is not entirely clear.

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

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as opposed to an increase of value of shares) from Japanese tax perspectives. Conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiv) of the Japanese Corporation Tax Law Enforcement Order).

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax applies, the rate of Japanese withholding tax applicable to dividends on listed shares such as those paid by us to non-resident shareholders is currently 7%. This rate is applicable for dividends due and payable on or before December 31, 2011 and thereafter a 15% rate will apply, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares for which the applicable rate is 20% (under Article 9-3(1) of the Japanese Special Tax Measures Law including its relevant temporary provision for these withholding rates). Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Under the Treaty (the tax treaty between the United States and Japan), the withholding tax rate on dividends is 10% for portfolio investors, if they do not have a permanent establishment in Japan or the shares with respect to which such dividends are paid are not effectively connected with such permanent establishment, and if they are qualified U.S. residents eligible to enjoy treaty benefits. It shall be noted that, under the Treaty, withholding tax on dividends to be paid on or after July 1, 2004 is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. A similar withholding tax treatment applies under the tax treaty between the United Kingdom and Japan to dividends to be paid on or after January 1, 2007. Under the tax treaty between France and Japan which was renewed effective from January 1, 2008, the standard treaty withholding rate for portfolio investors on dividends was reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan was renewed and 10% standard treaty withholding tax rate for portfolio investors on dividends is applicable to dividends to be paid on or after January 1, 2009. Furthermore, renewal of two tax treaties (the one between the Netherlands and Japan and the one between Switzerland and Japan) is currently scheduled under which the standard treaty withholding rate for portfolio investors on dividends will be reduced from 15% to 10%. Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by us are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us, which is the case for ADS holders, or (in cases where the relevant withholding taxpayer for the dividend payment is not us but a financial institution in Japan) through the financial institution, to the relevant tax authority before payment of dividends. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called “preservation doctrine” under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate still applies, no treaty application is required to be filed, consequently.

Gains derived from the sale of shares outside Japan by a non-resident shareholder without a permanent establishment in Japan as a portfolio investor, are, in general, not subject to Japanese income or corporation taxes.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We established “Structure for Ensuring Appropriate Business” which is a principle from the Board of Directors. Within this principle the “Structure for Regulations and others regarding Management of Risk Loss” was established and in accordance with these structures, we are constantly seeking to upgrade the risk management expertise and strengthen and enhance risk management capability.

Global Risk Management Structure

Governance

We have independent units responsible for appropriate financial resources allocation and risk management (i.e. Group Controllers’ Department, Group Finance Department, Group Treasury Department and Group Risk Management Department).

Within these units, the Group Risk Management Department assists the Chief Risk Officer (CRO) with implementing the risk management framework and supervising risks. A key component of the framework is the Risk Appetite statement which defines our risk boundaries in the context of corporate strategic objectives. The CRO is responsible for managing the risk profile of Nomura Group globally; working closely with the business heads and regional management to ensure that our risk model is complementary to the business strategy, while safeguarding the company’s strong balance sheet.

The mission statement of the Risk Management Division, a collective term for the Group Risk Management Department and risk management departments in each region, is to support and influence senior management in the execution of its business strategy of increasing shareholder returns and optimising the firm’s return on capital whilst ensuring capital adequacy, to:

•

Provide a firm wide capital management framework which takes into account the availability and cost of capital, its effective utilisation within and across the business lines and the overall capital adequacy of the firm.

•	Ensure transparency of and effectively manage market, credit, liquidity, concentration and tail risk within the risk appetite of the firm.

•	Monitor the effectiveness of capital utilisation through the use of limit structures with an emphasis on stress testing and risk adjusted return on capital as efficiency measures.

•	Effectively engage with all stakeholders who are key to the risk management process.

Risks are supervised through establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of the risk management framework, and measuring and analyzing the risks of the entire group. In particular, the Group Risk Management Department establishes and enhances all risk management policies and rules, gathers necessary information for risk management and implements risk management policies for global operations. The Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by the Group Internal Audit Department.

Risk Management Committees

There are two key Risk Management Committees at the group level as follows:

•	Group Integrated Risk Management Committee (“GIRMC”); and

•	Global Risk Management Committee (“GRMC”)

The GIRMC reports to the Board of Directors and Executive Management Board (“EMB”). The GIRMC is a sub-committee of the EMB and determines Nomura Group’s risk appetite and global risk management framework. This translates risk appetite into economic capital and other financial and operational limits and assesses global portfolio and concentration risk against portfolio limits to take corrective actions. Additionally, the GIRMC oversees regional capital commitment, credit and risk committees and sets regional delegated limits/scope of authority.

The GRMC reports to the GIRMC. It has the delegated authority from the GIRMC to approve transactional capital commitment, credit and risk approvals exceeding regional delegated limits and transactions with significant high risk profiles. Additionally, a sub-committee of the GRMC have been established to focus on specific one-off transactions.

Risk Control

Our regional front office businesses play significant roles on day-to-day risk control. These units are best placed to rapidly respond to changing market conditions and the needs of business in each region. However, risk is managed within limits and guidelines set by the Risk Management Division. The Risk Management Division is a collective term for the Group Risk Management and risk management departments in each region and has been established as an independent function from the Business Divisions within the Nomura Group entities. Specifically, the Risk Management Division is in charge of the following tasks concerning risk management:

•	To define and embed risk management policies and procedures.

•	To establish a framework for economic capital allocation, including setting higher level economic capital guidelines.

•	To define and monitor limits and ensure alignment with the firm’s risk appetite.

•	To develop and maintain risk measurement models.

•	To independently validate financial models for both inventory positions and regulatory capital.

•	To communicate key risks to senior management and the GIRMC on a regular basis.

•	To report to and establish frequent dialogue with the regulatory bodies, and/or apply for their approval on risk management methods.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. We use a number of tools to help assess and manage market risk on an ongoing basis including Value-at-Risk; stress testing and sensitivity analysis. Market risk is monitored against a set of approved limits, with daily reports delivered to the front office and senior management.

VaR

The statistical technique known as Value-at-Risk, or VaR, is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level.

We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in relation to the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

Trading Portfolio Risk

The following tables show our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of
	Mar. 31, 2009	Apr. 30, 2009	May 30, 2009	Jun. 30, 2009	Jul. 31, 2009	Aug. 31, 2009	Sep. 30, 2009	Oct. 30, 2009	Nov. 30, 2009	Dec. 31, 2009	Jan. 29, 2010	Feb. 26, 2010	Mar. 31, 2010
	(in 100 millions of Yen)
Equity	¥37.9	¥29.0	¥23.1	¥44.3	¥26.1	¥39.0	¥26.4	¥22.0	¥25.6	¥28.5	¥25.8	¥20.6	¥26.2
Interest Rate	67.0	36.7	52.2	39.9	47.7	40.1	34.2	54.5	40.1	62.6	41.6	41.1	43.6
Foreign Exchange	86.6	95.2	116.8	120.9	117.6	111.5	109.2	126.8	112.2	112.3	109.3	106.8	105.4

Sub-total	191.5	160.8	192.1	205.1	191.4	190.6	169.9	203.3	177.9	203.5	176.7	168.5	175.3
Less:
Diversification Benefit	(74.8)	(54.9)	(66.3)	(71.4)	(61.0)	(70.7)	(51.7)	(57.4)	(53.7)	(66.3)	(49.1)	(45.1)	(49.7)

Value at Risk	¥116.6	¥106.0	¥125.8	¥133.7	¥130.4	¥119.9	¥118.2	¥145.9	¥124.2	¥137.2	¥127.7	¥123.4	¥125.5

Value at Risk
(maximum)	¥151.6	: October 16, 2009
(average)	127.1	: Average for the period from April 1, 2009 to March 31, 2010
(minimum)	98.8	: April 28, 2009

	As of
	Mar. 31, 2008	Apr. 30, 2008	May 31, 2008	Jun. 29, 2008	Jul. 31, 2008	Aug. 31, 2008	Sep. 28, 2008	Oct. 31, 2008	Nov. 30, 2008	Dec. 31, 2008	Jan. 31, 2009	Feb. 29, 2009	Mar. 31, 2009
	(in 100 millions of Yen)
Equity	¥41.6	¥41.0	¥44.5	¥32.6	¥38.3	¥32.4	¥26.8	¥29.7	¥23.8	¥24.6	¥21.6	¥36.4	¥37.9
Interest Rate	47.0	80.2	54.8	37.4	34.3	31.5	33.8	49.2	40.9	42.2	39.7	72.4	67.0
Foreign Exchange	80.0	65.4	70.6	47.6	38.4	43.0	63.0	124.3	127.7	118.0	102.0	92.1	86.6

Sub-total	168.7	186.6	169.8	117.5	111.1	106.9	123.7	203.2	192.3	184.8	163.4	200.9	191.5
Less:
Diversification Benefit	(67.6)	(92.7)	(88.2)	(54.6)	(49.1)	(45.4)	(50.8)	(72.0)	(61.2)	(61.7)	(54.0)	(77.4)	(74.8)

Value at Risk	¥101.0	¥94.0	¥81.6	¥63.0	¥62.0	¥61.6	¥72.9	¥131.1	¥131.1	¥123.1	¥109.4	¥123.5	¥116.6

Value at Risk
(maximum)	¥139.3	: November 25, 2008
(average)	96.1	: Average for the period from April 1, 2008 to March 31, 2009
(minimum)	58.7	: August 22, 2008

VaR relating to equity risk decreased from ¥3.79 billion at the end of March 2009 to ¥2.62 billion at the end of March 2010 mainly due to a reduction of equity related volatility. VaR relating to interest rate risk decreased from ¥6.70 billion at the end of March 2009 to ¥4.36 billion at the end of March 2010 mainly due to a reduction of interest rate related positions. VaR relating to foreign exchange risk increased from ¥8.66 billion at the end of March 2009 to ¥10.54 billion at the end of March 2010 mainly due to a rise in FX volatility.

In the preceding year, VaR relating to equity risk decreased from ¥4.16 billion at the end of March 2008 to ¥3.79 billion at the end of March 2009 mainly due to a reduction of equity related positions. VaR relating to interest rate risk increased from ¥4.70 billion at the end of March 2008 to ¥6.70 billion at the end of March 2009 mainly due to a rise of interest rate related volatility. VaR relating to foreign exchange risk increased from ¥8.00 billion at the end of March 2008 to ¥8.66 billion at the end of March 2009 mainly due to a rise in FX volatility.

Back-Testing

We compare VaR values with the actual profits and losses in trading portfolio and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range. If the number of exceptions is greater than the number predicted by the confidence level used for VaR then we implement any necessary adjustments to the VaR methodology.

Other Measures

In some business lines or portfolios we use additional measures to control or limit risk taking activity. These measures include sensitivity analysis which show the potential changes to a portfolio due to standard moves in market risk factors. Metrics and limits of this type are typically specific to asset types, businesses or strategies and are used to complement VaR and economic capital measures.

Stress Testing

Stress testing represents the potential loss on a portfolio due to the impact of applying a severe yet plausible scenario. We have a comprehensive program of stress testing in place ranging from global cross risk class scenarios, such as the ‘Severe Market and Economic Downturn’ and ‘U.S. bond crash’ used to limit risks against risk appetite at the overall group level, to desk level scenarios/grids designed to limit risks within individual business lines. Stress results are compared and used in conjunction with our economic capital measures. We continue to invest in the development of analysis tools, systems and people and although there is a significant global team of Risk and Risk IT professionals dedicated to stress testing.

Model Review

Pricing models are used to generate trade valuations and the risk measurement metrics for the management of the positions. The Global Model Validation Group validates the appropriateness and consistency of these models, independent of those who design and build the models. As part of this process, the Global Model Validation Group analyzes a number of factors to assess the model’s suitability for the valuation and risk management of a particular product.

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

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥11,983 million as of March 31, 2009 and ¥13,196 million as of March 31, 2010. On March 31, 2009, the TOPIX closed at 773.66 points and on March 31, 2010, the TOPIX closed at 978.81 points. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The framework for the management of our credit risk and investment risk is outlined in the Credit Risk Management Policy which was initially approved by the Group Executive Management Committee (which is now our EMB).

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

We enter into International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called master netting agreements) with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheets exposure with the same counterparty. This provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives as of March 31, 2010 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives Assets

	Years to Maturity
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years	Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
							(a)	(b)	(a)-(b)
	(in billions of Yen)
AAA	¥9	¥9	¥16	¥16	¥76	¥(60)	¥66	¥1	¥65
AA	131	213	233	152	340	(762)	307	23	284
A	327	316	352	214	803	(1,634)	378	28	350
BBB	47	46	38	23	123	(90)	187	36	151
BB	12	10	13	3	7	(22)	23	15	8
Other(2)	194	27	75	20	77	(219)	174	77	97

Sub-total	720	621	727	428	1,426	(2,787)	1,135	180	955
Listed	524	296	67	10	4	—	901	—	901

Total	¥1,244	¥917	¥794	¥438	¥1,430	¥(2,787)	¥2,036	¥180	¥1,856

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Operational Risk

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic risk. The loss of event types which fall under this definition are as follows: (1) Internal Fraud (2) External Fraud (3) Employment Practices and Workplace Safety (4) Clients, Products & Business Practices (5) Damage to Physical Assets (6) Business Disruption and System Failures (7) Transaction Processing.

Governance

Primary responsibility for the management of operational risk is within the business units and control functions. Operational risk is managed on a day-to-day basis by the business areas through the maintenance of appropriate control environments.

In addition, we have a Global Operational Risk function, which is part of Global Risk Management, and is independent of the business units. The Operational Risk function works with the business units and control functions to ensure a consistent and comprehensive framework for managing operational risk is implemented globally. The GIRMC promotes and oversees the implementation of the operational risk management framework.

Framework

The framework for the operational risk management is outlined in the Operational Risk Management Policy, which is approved by the GIRMC. The operational risk management framework establishes global standards related to risk measurement, monitoring and management and continually responds to changing regulatory and business environment landscape.

The Nomura Group is in the process of improving its operational risk management framework globally to meet the expected standards for a sophisticated global financial institution. The framework is designed to provide confidence and transparency in our management of operational risk for our shareholders and investors.

The operational risk management framework consists of four elements: Identification, Assessment, Control and Monitoring of the risk. We identify the risk by capturing and analyzing internal and external loss data. We assess and control risk appropriately through the analysis of losses and through the implementation of self assessments. We monitor and report operational risk to senior management and regional and global oversight committees. We continually inform and train Nomura Group employees in awareness of operational risk and the potential impact to the organization.

The overarching objectives of the operational risk management are to respond to and mitigate operational risk, improve our processes and systems, and so contribute to our corporate value.

Nomura Group will continue to develop policies and procedures, effective tools and systems in order to implement this framework globally.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly:

Type of Services:	Amount of Fee (U.S. Dollars)
Taxes and other governmental charges	As applicable. The Depositary may offset any taxes or governmental charges it is obligated to withhold, if applicable, against the proceeds from sale of the property received.

Transfers of NHI shares to or from the name of the Depositary (or its nominee) or the Custodian (or its nominee) in connection with deposits or withdrawals	Such registration fees as may be in effect for the registration of transfers of the NHI shares on NHI’s share register (or any entity that presently carries out the duties of registrar)

Cable, telex and facsimile transmission expenses	As applicable

Expenses incurred by the Depositary in the conversion of foreign currency	As applicable

Execution and delivery of Receipts in connection with deposit, stock split, exercise of subscription rights	$5.00 or less per 100 ADSs (or portion thereof)

Surrender of Receipts in connection with withdrawal or termination of the Deposit Agreement	$5.00 or less per 100 ADSs (or portion thereof)

Any cash distribution pursuant to the Deposit Agreement, including, but not limited to, cash distribution(s) made in connection with: cash dividend; distributions in securities, property or subscription rights; and stock split.

$.02 or less per ADS (or portion thereof). Only the cash amounts net of this fee, if applicable, are distributed

Distribution by the Depositary of securities (other than common shares of NHI) that accrued on the underlying shares to owners of the Receipts	Treating for the purpose of this fee all such securities as if they were common shares of NHI, $5.00 or less per 100 ADSs (or portion thereof)

General depositary services	$.02 or less per ADS (or portion thereof), accruing on the last day of each calendar year, except where the fee for cash distribution described above was assessed during that calendar year

Any other charge payable by the Depositary, any of the Depositary’s agents, including the Custodian, or the agents of the Depositary’s agents in connection with the servicing of the NHI shares or other deposited securities

As applicable

Fees paid to Nomura by the Depositary

The Bank of New York Mellon, as Depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2009 to March 31, 2010, the Bank of New York Mellon has waived a total of $131,914.02 in fees (including $93,278.26 in connection with the above-mentioned administration and maintenance expenses) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. None.

B. None.

C. None.

D. None.

E. Use of Proceeds

On March 4, 2010, we completed an offering of $1,500,000,000 aggregate principal amount of 5.00% Senior Notes due March 4, 2015 and $1,500,000,000 aggregate principal amount of 6.70% Senior Notes due March 4, 2020. Nomura Securities International, Inc. acted as the lead underwriter of the offering.

The offering was conducted pursuant to our registration statement on Form F-3 (File No. 333-165049) which was filed with the Securities and Exchange Commission and became automatically effective on February 24, 2010. In connection with the offering, the aggregate principal amount of the notes, $3,000,000,000, was registered under the registration statement.

The price to public of the five-year notes was 99.686% of the par value and the price to public of the ten-year notes was 99.791% of the par value, for the aggregate amount of $2,992,155,000. Under the terms of the offering, we incurred aggregate underwriting discounts and commissions in the amount of $12,000,000. We also incurred offering-related expenses in the aggregate amount of approximately $1,900,000. We received net proceeds of approximately $2,978,255,000 from the offering.

From the effective date of the registration statement to March 31, 2010, approximately 80% of the net proceeds of the offering was pooled for our liquidity pool that is managed by Global Treasury as a part of our general liquidity risk management.

None of the expenses described above or the net proceeds of the offering was paid directly or indirectly to any of Nomura’s directors, officers or their associates, to any person owning 10% or more of any class of Nomura’s equity securities or to any of Nomura’s affiliates.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2010, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2010, the disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Nomura. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2010. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Evaluation of Changes in Internal Control Over Financial Reporting.

Management also carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2010. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2010 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountants for SEC reporting purposes for the last eight fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Fees, such as advisory work for risk management and regulatory matters.

	Year ended March 31
	2009	2010	2010
	(in millions)
Audit Fees	¥2,716	¥2,848	$30
Audit-Related Fees	81	70	1
Tax Fees	146	145	2
All Other Fees	56	45	0

Total	¥2,999	¥3,108	$33

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended March 31, 2010, we acquired 26,857 shares of our common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares. For an explanation of the right of our shareholders to demand such repurchases by us, see “Common Stock” under Item 10.B of this annual report. As of March 31, 2010, we had 3,669,044,614 outstanding shares excluding 50,088,627 shares as treasury stock. During the year ended March 31, 2010, no affiliated purchaser of Nomura purchased shares of our common stock.

We had not established share buyback programs nor purchased our common stock utilizing the programs during the year ended March 31, 2010.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2010.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in JPY)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2009	3,817	578	—	—
May 1 to 31, 2009	3,180	655	—	—
June 1 to 30, 2009	2,393	782	—	—
July 1 to 31, 2009	1,800	766	—	—
August 1 to 31, 2009	1,479	817	—	—
September 1 to 30, 2009	1,782	759	—	—
October 1 to 31, 2009	1,286	645	—	—
November 1 to 30, 2009	1,124	622	—	—
December 1 to 31, 2009	2,611	669	—	—
January 1 to 31, 2010	3,058	731	—	—
February 1 to 28, 2010	2,546	667	—	—
March 1 to 31, 2010	1,781	663	—	—

Total	26,857	688	—	—

Nomura recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

As of May 31, 2010, Nomura Holdings had 3,672,985,531 outstanding shares excluding 46,147,710 shares as treasury stock.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

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

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a majority of Directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	In accordance with the Companies Act, Nomura has the Committee System corporate form, under which it has an Audit Committee, a Nomination Committee and a Compensation Committee under its Board of Directors. Under the Companies Act, Nomura is not required to have outside directors comprising a majority of its Directors, but is required to have on each committee at least three Directors, a majority of whom must be outside directors. Nomura has twelve Directors, seven of whom are outside directors. An outside director of a corporation is defined under the Companies Act as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, Nomura is not required to hold such executive sessions for its outside directors.

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	Nomura has an Audit Committee consisting of three Directors, all of whom are outside directors under the Companies Act and independent directors under Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Audit Committee is in charge of monitoring the performance of the Directors and Executive Officers of Nomura and to propose the appointment or dismissal of its independent auditors and accounting firm. The Audit Committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	Nomura has a Nomination Committee consisting of three Directors, two of whom are outside directors. The Nomination Committee is in charge of proposing to the meeting of shareholders the election or dismissal of Directors.

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	Nomura has a Compensation Committee consisting of three Directors, two of whom are outside directors. The Compensation Committee is in charge of determining the compensation of each Director and Executive Officer of Nomura.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of our Directors and Executive Officers (including stock options in the form of stock acquisition rights as equity compensation) and makes determinations in accordance with that compensation policy. Under the Companies Act, stock options are deemed to be compensation for the services performed by our Directors and Executive Officers.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (incorporated by reference to the Registration Statement on Form F-3 ASR (File No. 333-165049) filed on February 24, 2010)

1.2	Share Handling Regulations of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-165925) filed on April 7, 2010)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.5	Regulations of the Audit Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.6	Regulations of the Compensation Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

2.1

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

4.1	Limitation of Liability Agreement (English translation)*[1]

4.2	Limitation of Liability Agreement (English translation)*[2]

4.3	Limitation of Liability Agreement (English translation)*[3]

4.4	Limitation of Liability Agreement*[4]

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

*1	Nomura and each of Hideaki Kubori and Haruo Tsuji entered into a Limitation of Liability Agreement, dated June 28, 2006, in the form of this exhibit.
*2	Nomura and each of Masahiro Sakane and Tsuguoki Fujinuma entered into a Limitation of Liability Agreement, dated June 26, 2008, in the form of this exhibit.
*3	Nomura and Hajime Sawabe entered into a Limitation of Liability Agreement, dated June 25, 2009, in the form of this exhibit.
*4	Nomura and each of Lord Colin Marshall and Dame Clara Furse entered into a Limitation of Liability Agreement, dated June 25, 2010 in the form of this exhibit.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nomura Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2010 and our report dated June 29, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 29, 2010

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥613,566	¥1,020,647	$10,928
Time deposits	537,084	196,909	2,108
Deposits with stock exchanges and other segregated cash	272,059	134,688	1,442

Cash and cash deposits, Total	1,422,709	1,352,244	14,478

Loans and receivables:
Loans receivable (including ¥12,431 million and ¥692,232 million ($7,411 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	519,179	1,310,375	14,030
Receivables from customers	23,619	59,141	633
Receivables from other than customers	1,103,974	707,623	7,576
Allowance for doubtful accounts	(3,765)	(5,425)	(58)

Loans and receivables, Total	1,643,007	2,071,714	22,181

Collateralized agreements:
Securities purchased under agreements to resell	2,657,151	7,073,926	75,738
Securities borrowed	5,755,467	5,393,287	57,744

Collateralized agreements, Total	8,412,618	12,467,213	133,482

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥2,851,759 million in 2009 and ¥3,921,863 million ($41,990 million) in 2010 and including ¥21,189 million and ¥18,546 million ($199 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	11,348,747	14,374,028	153,898
Private equity investments (including ¥62,108 million and ¥61,918 million ($663 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	323,865	326,254	3,493

Trading assets and private equity investments, Total	11,672,612	14,700,282	157,391

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥225,475 million in 2009 and ¥273,616 million ($2,930 million) in 2010)	357,256	357,194	3,824
Non-trading debt securities	244,027	308,814	3,306
Investments in equity securities	118,902	122,948	1,316
Investments in and advances to affiliated companies	243,474	251,273	2,690
Other	723,243	598,746	6,412

Other assets, Total	1,686,902	1,638,975	17,548

Total assets	¥24,837,848	¥32,230,428	$345,080

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
LIABILITIES AND EQUITY
Short-term borrowings (including ¥36,304 million and ¥103,975 million ($1,113 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	¥1,183,374	¥1,301,664	$13,936
Payables and deposits:
Payables to customers	403,797	705,302	7,551
Payables to other than customers	398,187	374,522	4,010
Deposits received at banks	440,334	448,595	4,803

Payables and deposits, Total	1,242,318	1,528,419	16,364

Collateralized financing:
Securities sold under agreements to repurchase	5,000,787	8,078,020	86,488
Securities loaned	2,243,152	1,815,981	19,443
Other secured borrowings	2,914,015	1,322,480	14,160

Collateralized financing, Total	10,157,954	11,216,481	120,091

Trading liabilities	4,752,054	8,356,806	89,473
Other liabilities	467,574	494,983	5,301
Long-term borrowings (including ¥913,790 million and ¥1,839,251 million ($19,692 million) measured at fair value by applying fair value option in 2009 and 2010, respectively)	5,483,028	7,199,061	77,078

Total liabilities	23,286,302	30,097,414	322,243

Commitments and contingencies (Note 20)
NHI Shareholders’ equity:
Common stock
No par value share; Authorized—6,000,000,000 shares in 2009 and 2010 Issued—2,661,092,760 shares in 2009 and 3,719,133,241 shares in 2010 Outstanding—2,604,779,843 shares in 2009 and 3,669,044,614 shares in 2010	321,765	594,493	6,365
Additional paid-in capital	374,413	635,828	6,808
Retained earnings	1,038,557	1,074,213	11,501
Accumulated other comprehensive loss	(118,437)	(109,132)	(1,169)

Total NHI shareholder’s equity before treasury stock	1,616,298	2,195,402	23,505
Common stock held in treasury, at cost—56,312,917 shares in 2009 and 50,088,627 shares in 2010	(76,902)	(68,473)	(733)

Total NHI shareholders’ equity	1,539,396	2,126,929	22,772

Noncontrolling interests(1)	12,150	6,085	65
Total equity	1,551,546	2,133,014	22,837

Total liabilities and equity	¥24,837,848	¥32,230,428	$345,080

(1)

Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Revenue:
Commissions	¥404,659	¥306,803	¥395,083	$4,230
Fees from investment banking	85,096	54,953	121,254	1,298
Asset management and portfolio service fees	189,712	140,166	132,249	1,416
Net gain (loss) on trading	61,720	(128,339)	417,424	4,469
Gain (loss) on private equity investments	76,505	(54,791)	11,906	127
Interest and dividends	796,540	331,356	235,310	2,519
Gain (loss) on investments in equity securities	(48,695)	(25,500)	6,042	65
Other	28,185	39,863	37,483	402

Total revenue	1,593,722	664,511	1,356,751	14,526
Interest expense	806,465	351,884	205,929	2,205

Net revenue	787,257	312,627	1,150,822	12,321

Non-interest expenses:
Compensation and benefits	366,805	491,555	526,238	5,634
Commissions and floor brokerage	90,192	73,681	86,129	922
Information processing and communications	135,004	154,980	175,575	1,880
Occupancy and related depreciation	64,841	78,480	87,806	940
Business development expenses	38,135	31,638	27,333	293
Other	157,190	262,558	142,494	1,525

Non-interest expenses, Total	852,167	1,092,892	1,045,575	11,194

Income (loss) before income taxes	(64,910)	(780,265)	105,247	1,127

Income tax expense (benefit)	3,259	(70,854)	37,161	398

Net income (loss)(1)	¥(68,169)	¥(709,411)	¥68,086	$729

Less: Net income (loss) attributable to noncontrolling interests	(322)	(1,219)	288	3

Net income (loss) attributable to NHI(1)	¥(67,847)	¥(708,192)	¥67,798	$726

	Yen			Translation into U.S. dollars
Per share of common stock:
Basic—
Net income (loss) attributable to NHI shareholders per share	¥(35.55)	¥(364.69)	¥21.68	$0.23

Diluted—
Net income (loss) attributable to NHI shareholders per share	¥(35.57)	¥(366.16)	¥21.59	$0.23

(1)	Net income (loss) is net income (loss) before deducting Net income (loss) attributable to noncontrolling interests. This presentation is in accordance with updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009. Net income (loss) attributable to NHI was previously reported as Net income (loss).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Common stock
Balance at beginning of year	¥182,800	¥182,800	¥321,765	$3,445
Issuance of common stock	—	138,965	217,728	2,331
Conversion of convertible bonds	—	—	55,000	589

Balance at end of year	182,800	321,765	594,493	6,365

Additional paid-in capital
Balance at beginning of year	165,496	177,227	374,413	4,009
Issuance of common stock	—	143,482	228,934	2,451
Conversion of convertible bonds	—	—	55,000	589
Gain (loss) on sales of treasury stock	(1,458)	2,755	5,702	60
Issuance and exercise of common stock options	13,189	9,954	(4,242)	(45)
Adjustments to initially apply “Contracts in entity’s own equity”	—	—	(26,923)	(288)
Beneficial conversion feature relating to convertible bond	—	40,995	2,959	32
Sale of subsidiary shares to noncontrolling interests	—	—	561	6
Other net change in additional paid-in capital	—	—	(576)	(6)

Balance at end of year	177,227	374,413	635,828	6,808

Retained earnings
Balance at beginning of year	1,910,978	1,779,783	1,038,557	11,119
Net income (loss) attributable to NHI(1)	(67,847)	(708,192)	67,798	726
Cash dividends	(64,883)	(48,675)	(25,803)	(276)
Adjustments to initially apply “Accounting for uncertainty in income taxes”	1,266	—	—	—
Adjustments to initially apply “Accounting for sabbatical leave”	(1,119)	—	—	—
Adjustments to initially apply “Investment company accounting”	2,049	—	—	—
Adjustments to initially apply “Fair value measurements”	—	10,383	—	—
Adjustments to initially apply “The fair value option”	—	5,258	—	—
Adjustments to initially apply “Contracts in entity’s own equity”	—	—	(6,339)	(68)
Loss on sales of treasury stock	(661)	—	—	—

Balance at end of year	1,779,783	1,038,557	1,074,213	11,501

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at beginning of year	36,889	(28,416)	(73,469)	(787)
Net change during the year	(65,305)	(45,053)	(861)	(9)

Balance at end of year	(28,416)	(73,469)	(74,330)	(796)

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Defined benefit pension plans
Balance at beginning of year	(30,276)	(42,695)	(44,968)	(482)
Pension liability adjustment	(12,419)	(2,273)	10,166	109

Balance at end of year	(42,695)	(44,968)	(34,802)	(373)

Balance at end of year	(71,111)	(118,437)	(109,132)	(1,169)

Common stock held in treasury
Balance at beginning of year	(79,968)	(80,575)	(76,902)	(824)
Repurchases of common stock	(3,525)	(91)	(18)	(0)
Sale of common stock	85	73	13	0
Common stock issued to employees	2,862	3,759	8,275	89
Other net change in treasury stock	(29)	(68)	159	2

Balance at end of year	(80,575)	(76,902)	(68,473)	(733)

Total NHI shareholders’ equity
Balance at end of year	¥1,988,124	¥1,539,396	¥2,126,929	$22,772

Noncontrolling interests(1)
Balance at beginning of year	¥37,040	¥12,978	¥12,150	$129
Cash dividends	(11)	(131)	(103)	(1)
Net income (loss) attributable to noncontrolling interests	(322)	(1,219)	288	3
Accumulated other comprehensive loss attributable to:
Cumulative translation adjustments	(472)	(1,572)	(196)	(2)
Purchase / Sale (Disposition) of subsidiary shares, etc., net(2)	(20,325)	3,071	(2,004)	(21)
Other net change in noncontrolling interests	(2,932)	(977)	(4,050)	(43)

Balance at end of year	12,978	12,150	6,085	65

Total equity
Balance at end of year	¥2,001,102	¥1,551,546	¥2,133,014	$22,837

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009. Net income (loss) attributable to NHI was previously reported as Net income (loss).
(2)	The significant reduction in noncontrolling interests during the year ended March 31, 2008 was caused by the adoption of investment company accounting for certain investment company subsidiaries on April 1, 2007. All investments held by those subsidiaries were prospectively carried at fair value, resulting in the deconsolidation of any majority-owned investments.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of Yen			Translation into millions of U.S. dollars
	Year Ended March 31
	2008	2009	2010	2010
Net income (loss)	¥(68,169)	¥(709,411)	¥68,086	$729
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(65,777)	(46,625)	(1,057)	(11)
Defined benefit pension plans:
Pension liability adjustment	(21,853)	(5,861)	18,339	197
Deferred income taxes	9,434	3,588	(8,173)	(88)

Total	(12,419)	(2,273)	10,166	109

Total other comprehensive income (loss)	(78,196)	(48,898)	9,109	98

Comprehensive income (loss)(1)	(146,365)	(758,309)	77,195	827
Less: Comprehensive income (loss) attributable to noncontrolling interests in subsidiary	(794)	(2,791)	92	1

Comprehensive income (loss) attributable to NHI shareholders(1)	¥(145,571)	¥(755,518)	¥77,103	$826

(1)	Comprehensive income (loss) is comprehensive income (loss) before deducting amounts attributable to noncontrolling interests in accordance with updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009. Comprehensive income (loss) attributable to NHI shareholders was previously reported as Comprehensive income (loss).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Cash flows from operating activities:
Net income (loss)(1)	¥(68,169)	¥(709,411)	¥68,086	$729
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	63,463	75,780	73,081	782
Stock-based compensation	13,188	16,476	9,737	104
(Gain) loss on investments in equity securities	48,695	25,500	(6,042)	(65)
Equity in (earnings) loss of affiliates, net of dividends received	(381)	12,842	(8,097)	(87)
Loss on disposal of office buildings, land, equipment and facilities	7,820	6,107	2,446	26
Deferred income taxes	(139,861)	(83,631)	19,574	210
Changes in operating assets and liabilities:
Time deposits	(314,240)	72,670	348,003	3,726
Deposits with stock exchanges and other segregated cash	(82,817)	(153,059)	142,416	1,525
Trading assets and private equity investments	2,139,627	(3,153,499)	(3,123,679)	(33,444)
Trading liabilities	299,611	1,323,314	3,737,079	40,012
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,562,836)	1,490,423	(1,437,635)	(15,392)
Securities borrowed, net of securities loaned	(1,036,076)	(278,318)	(69,472)	(744)
Other secured borrowings	1,097,679	425,886	(1,591,535)	(17,040)
Loans and receivables, net of allowance for doubtful accounts	(58,541)	(1,336,288)	(248,175)	(2,657)
Payables	(1,639)	994,150	139,919	1,498
Accrued income taxes, net	25,549	(72,209)	65,718	704
Other, net	(78,978)	630,638	377,806	4,045

Net cash used in operating activities	(647,906)	(712,629)	(1,500,770)	(16,068)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(126,285)	(95,978)	(83,079)	(889)
Proceeds from sales of office buildings, land, equipment and facilities	15,621	38,799	2,909	31
Payments for purchases of investments in equity securities	(615)	(6,236)	(2,318)	(25)
Proceeds from sales of investments in equity securities	7,887	2,065	1,272	14
(Increase) decrease in loans receivable at banks, net	14,042	28,096	(105,800)	(1,133)
(Increase) decrease in non-trading debt securities, net	2,665	(19,415)	(64,586)	(692)
Business combinations or disposals, net	1,428	(39,421)	(9,865)	(106)
Increase in investments in affiliated companies, net	(15,673)	(5,965)	(13)	0
Other, net	(1,089)	(850)	(8,163)	(87)

Net cash used in investing activities	(102,019)	(98,905)	(269,643)	(2,887)

Cash flows from financing activities:
Increase in long-term borrowings	2,425,393	2,091,553	3,059,225	32,754
Decrease in long-term borrowings	(1,722,644)	(1,262,300)	(1,470,978)	(15,749)
Increase (decrease) in short-term borrowings, net	386,048	(175,988)	137,076	1,467
Increase (decrease) in deposits received at banks, net	(57,756)	126,520	13,279	142
Proceeds from issuances of common stock	—	282,447	446,662	4,782
Proceeds from sales of common stock held in treasury	828	65	10	0
Payments for repurchases of common stock held in treasury	(3,525)	(91)	(18)	0
Payments for cash dividends	(86,866)	(64,924)	(11,130)	(119)
Proceeds from issuances of stock by subsidiaries	1,401	2,478	2,404	26

Net cash provided by financing activities	942,879	999,760	2,176,530	23,303

Effect of initial adoption of investment company accounting on cash and cash equivalents	(38,427)	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(57,319)	(81,896)	964	10

Net increase in cash and cash equivalents	97,208	106,330	407,081	4,358
Cash and cash equivalents at beginning of the year	410,028	507,236	613,566	6,570

Cash and cash equivalents at end of the year	¥507,236	¥613,566	¥1,020,647	$10,928

Supplemental disclosure:
Cash paid during the year for—
Interest	¥987,228	¥416,124	¥210,742	$2,256

Income tax payments (refunds), net	¥117,570	¥84,986	¥(62,994)	$(674)

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Non cash activities—
Business combinations:

There were no business acquisitions during the year ended March 31, 2008. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥56,168 million, and ¥28,849 million, respectively, for the year ended March 31, 2009. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥45,981 million ($492 million) and ¥27,663 million ($296 million), respectively, for the year ended March 31, 2010.

Capital lease assets:

The increase in Office buildings, land, equipment and facilities in the consolidated balance sheets includes newly recognized capital lease in the amount of ¥26,572 million ($284 million) during the year ended March 31, 2010.

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

Conversion of convertible bonds:

During the year ended March 31, 2010, convertible bonds were exercised at the amount of ¥110,000 million ($1,178 million). Accordingly, Common Stock increased by ¥55,000 million ($589 million) and Additional paid-in capital increased by ¥55,000 million ($589 million).

Reclassifications—

In conjunction with the retroactive application of certain requirements of ASC 210-20, net derivative assets and liabilities have been offset by cash collateral payables and receivables, respectively, and accordingly, certain reclassifications have been made for the year ended March 31, 2008. See Note 1, “Summary of accounting policies”.

Notes:
(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance.
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

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

In its Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In its Global Markets business, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to institutions domestically and abroad. In the Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisition and financial advice. In its Merchant Banking business, Nomura invests in private equity businesses and seeks to maximize returns on the investments by increasing the corporate value of investee companies. In its Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services.

Subsequent events

In April 2010, Nomura established the Wholesale Division, encompassing the Global Markets Division, the Investment Banking Division, and the Merchant Banking Division. Therefore, Nomura currently has three divisions: Retail Division, Wholesale Division, and Asset Management Division.

Basis of presentation—

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers. Effective July 1, 2009, Nomura adopted the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification™ (“Codification”) as required by Accounting Standard Codification Topic (“ASC”) 105 “Generally Accepted Accounting Principles” and Accounting Standards Update (“ASU”) No. 2009-01 “Topic 105—Generally Accepted Accounting Principles”. The primary objective of the Codification is to simplify access to all authoritative literature related to a particular topic in one place by replacing former authoritative guidance provided from different sources in various pronouncements such as Statement of Financial Accounting Standards, Emerging Issue Task Force Abstracts, FASB Interpretations, FASB Staff Positions, AICPA Statements of Position and Industry Guides. Further, effective July 1, 2009, any changes to the Codification are communicated by the FASB through an ASU.

As the Codification is not intended to change U.S. GAAP but rather consolidates it into a single set of rules, adoption of the Codification by the Company has not had a material financial impact on these consolidated financial statements. All technical references to U.S. GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification topic or sub-topic references.

These consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under ASC 810, “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the definition of a qualifying special purpose entity (“QSPE”).

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting and reported in Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported in Trading assets or Private equity investments. Investments undertaken by Nomura’s Merchant Banking business are reported in Private Equity Investments. Other investments are reported in Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized currently through the consolidated statements of operations.

Certain entities in which the Company has a financial interest are investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”). These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting these consolidated financial statements, management makes estimates regarding the valuation of certain financial instruments and investments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates which could have a material impact on these consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In all cases, fair value is determined in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 3, “Fair value of financial instruments” below for more information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

Private equity business—

Private equity investments are generally carried at fair value, with changes in fair value recognized through the consolidated statements of operations. See Note 5, “Private equity business” for further discussion.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities and other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within the consolidated balance sheets with the change in fair value included in Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive loss in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of operations.

Fee revenue—

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt and equity securities, derivatives, and loans.

Trading assets and Trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value recognized within Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consists of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2009 and 2010 was ¥nil and ¥185,047 million ($1,981 million), respectively.

Japanese “Gensaki” transactions which have no margin requirements nor substitution rights have also been historically accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under Gensaki transactions as of March 31, 2009 and 2010 was not significant. These transactions have largely been replaced with “Gensaki Repo transactions” which have been more common in Japanese financial markets since 2001. Unlike Gensaki transactions, Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions (including Gensaki Repo transactions) are presented in the consolidated balance sheets net-by-counterparty, where offsetting is consistent with ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”).

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Certain Japanese securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under these transactions as of March 31, 2009 and 2010 was ¥174,567 million and ¥153,808 million ($1,647 million), respectively.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts.

Trading balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales and are included in the consolidated balance sheets in Short-term borrowings and Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 8, “Securitization and Variable Interest Entities (VIEs)” and Note 12, “Borrowings” for further information regarding these transactions.

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets as Securities pledged as collateral.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Trading

Derivative financial instruments used for trading purposes are carried at fair value with changes in fair value recognized currently within Revenue—Net gain (loss) on trading. Derivative assets and liabilities are presented in the consolidated balance sheets on a net-by-counterparty basis where offsetting is consistent with ASC 210-20. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Non-trading

In addition to its trading activities, Nomura uses derivative financial instruments to manage interest rate risk or to modify the interest rate characteristics of certain financial liabilities.

These derivative financial instruments are linked to specific financial liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profits and losses are recognized together with those of the hedged liabilities as interest revenue or expense.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain derivatives embedded in hybrid financial instruments are bifurcated from the host contract, such as securities and certificates of deposit and are carried at fair value and presented separately but in the same consolidated balance sheets line item as the host contract. Changes in the fair value of these embedded derivatives are recognized within Revenue—Net gain (loss) on trading. Derivatives used to economically hedge these instruments are also carried at fair value, with changes in fair value recognized within Revenue—Net gain (loss) on trading.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future and consist primarily of “loans at banks”, “financing activity loans”, “margin transaction loans” and “inter-bank money market loans”. Loans receivable are either carried at amortized cost or at fair value. Interest earned on Loans receivable is generally recognized within Revenue—Interest and dividends. Amortized cost represents cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans and after deducting applicable allowances for loan losses. Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan.

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

Management establishes an allowance for loan losses against these loans, which is disclosed within the Allowance for doubtful accounts and which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been specifically identified as impaired and a general component for loans which, while not specifically identified as impaired, are collectively assessed for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been specifically identified as impaired. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower, and the fair value of any underlying collateral. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not specifically identified as impaired and includes judgment about collectability based on available information at the balance sheet date, and the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and the original assumptions.

Certain loans which are risk managed on a fair value basis are elected to be carried at fair value. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans.

Changes in the fair value of loans receivable elected for the fair value option are reported within Revenue – Net gain (loss) on trading in the consolidated statements of operations.

Other receivables—

Receivables from customers include amounts receivable on customer securities transactions and Receivables from other than customers include amounts receivable for securities not delivered to a purchaser by the settlement date (“fails to deliver”), margin deposits, commissions, and net receivables arising from unsettled securities transactions.

An allowance for doubtful accounts is provided for these receivables and included in Allowance for doubtful accounts which reflects management’s best estimate of probable losses incurred within receivables which have been specifically identified as impaired.

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

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of operations.

Depreciation and amortization charges are generally computed using the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. The estimated useful lives for significant asset classes are as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 15 years
Software	Up to 5 years

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization is included in Non-interest expenses—Information processing and communications in the amount of ¥47,350 million, ¥56,429 million, ¥51,924 million ($556 million), and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥16,113 million, ¥19,351 million, and ¥21,157 million ($227 million) for the years ended March 31, 2008, 2009 and 2010, respectively.

Long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

Nomura recorded non-cash impairment charges of ¥93 million, ¥2,656 million, and ¥194 million ($2 million) substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2008, 2009 and 2010, respectively. These losses are included in the consolidated statements of operations in Non-interest expenses—Other. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies will also often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage the shareholder relationships.

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value recognized within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of operations. These investments comprise listed and unlisted equity securities in the amounts of ¥81,053 million and ¥37,849 million, respectively, as of March 31, 2009 and ¥89,045 million ($953 million) and ¥33,903 million ($363 million), respectively, as of March 31, 2010.

Non-trading debt securities—

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries. Non-trading debt securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of operations.

Short-term and long-term borrowings—

Short-term and long-term borrowings primarily consist of commercial papers, bank borrowings, structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transactions which are accounted for as financings under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Others are carried at amortized cost.

Structured notes—

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation.

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Certain structured notes outstanding as of March 31, 2008 were already measured at fair value but others continue to be accounted for by Nomura by bifurcating the embedded derivative from the associated debt host contract. The embedded derivative is accounted for at fair value and the debt host contract is accounted for at amortized cost.

Changes in the fair value of structured notes elected for the fair value option and bifurcated embedded derivatives are reported within Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Income taxes—

Deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on the technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Stock-based compensation—

Stock-based compensation cost is determined either by using option pricing models intended to estimate the fair value of the awards at the grant date or by calculating the fair value of the award at the grant date based on the market price at the grant date and the exercise price. Compensation cost is recognized over the requisite service period, which generally is equal to the vesting period.

Earnings per share—

The computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and intangible assets—

Goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of each reporting unit to which goodwill relates to the carrying amount of the reporting unit including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives.

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities during the period in which it is probable that Nomura has incurred a loss, and the amount of the loss can be reasonably estimated.

Restructuring costs of a plan to either exit an activity of a company acquired by Nomura or involuntarily terminate or relocate employees of an acquired company are recognized as liabilities assumed in a business combination only if an obligation to incur the costs associated with these activities existed at the acquisition date.

For business combinations consummated prior to April 1, 2009, costs associated with restructurings initiated by Nomura as acquirer were also recognized as liabilities assumed in a business combination provided management committed to, formulated and communicated its detailed restructuring plan to affected employees within one year of acquisition date.

New accounting pronouncements recently adopted—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2010:

Expanded disclosures regarding fair value measurements

On January 1, 2010, Nomura adopted amendments to ASC 820 required by ASU No. 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) which expands the disclosures requirements of ASC 820. ASU 2010-06 requires additional disclosures regarding the amounts of significant transfers in and out of Level 1 and 2 of the fair value hierarchy and the reasons for the transfers between Levels. It also requires information about purchases, sales, issuances and settlements of Level 3 instruments to be provided on a gross basis. ASU 2010-06 also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation required for disclosures made regarding the fair value hierarchy, inputs, and valuation techniques.

The new disclosures and clarifications of existing disclosures were required to be implemented for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter commenced on January 1, 2010. Gross information on purchases, sales, issuances and settlements are required in fiscal years beginning after December 15, 2010 which for Nomura will be within the fiscal year commencing on April 1, 2011 and interim periods within that fiscal year.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Because the ASU only introduces new disclosures and does not impact upon how Nomura calculates fair value, adoption of the currently effective portions has not had a material impact on these consolidated financial statements, nor will adoption of the pending portions have a material impact in the upcoming fiscal year. See Note 3, “Fair value of financial instruments” within these consolidated financial statements where the new and clarified disclosures have been made.

Valuation methodology for investments in certain entities that calculate net asset value (“NAV”) per share

On October 1, 2009, Nomura adopted amendments to ASC 820 required by ASU No. 2009-12 “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”) which amends ASC 820 by permitting the measurement of fair value of certain investments on the basis of NAV per share as a practical expedient if certain criteria are met. ASU 2009-12 only applies to investments in investment companies and similar entities which do not have a readily determinable fair value. The ASU also provides additional guidance regarding how such investments should be classified in the fair value hierarchy and requires additional disclosures irrespective of whether the practical expedient is used.

Nomura now uses the practical expedient permitted by the ASU in the valuation of certain fund investments and also uses the guidance in the ASU to classify certain investments in the fair value hierarchy. Adoption of these amendments has not had a material impact on these consolidated financial statements. See Note 3 “Fair value of financial instruments” in these consolidated financial statements where the fair value hierarchy and new disclosures have been made.

Measuring liabilities at fair value

On October 1, 2009, Nomura adopted amendments to ASC 820 required by ASU No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides new guidance for determining the fair value of both financial and non-financial liabilities when a fair value measurement is used. It provides valuation methods and a hierarchy for their use and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. Nomura now uses the hierarchy in the valuation of financial liabilities such as structured notes elected for the fair value option.

Adoption of these amendments has not had a material impact on these consolidated financial statements. See Note 3, “Fair value of financial instruments” in these consolidated financial statements where more guidance regarding the fair value of financial liabilities is provided.

Decrease in ownership interests in subsidiaries

On October 1, 2009, Nomura adopted amendments to ASC 810 required by ASU No. 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary” (“ASU 2010-02”), which clarifies when certain guidance contained within ASC 810 regarding decreases in ownership interests in subsidiaries that result in a change in control and a resulting gain or loss for various fact patterns. ASU 2010-02 clarifies that certain provisions of ASC 810 apply only to subsidiaries that are businesses, including situations where a business is transferred to an equity method investee or joint venture. Furthermore, these provisions would not apply to in-substance real estate transactions. ASU 2010-02 also requires new disclosures regarding determination of fair value in situations where a change in control occurs resulting in a gain or loss, including where an entity achieves a business combination by acquiring control in stages over time.

Adoption of these amendments has not had a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for nonderivative contracts by broker-dealers

In September 2009, Nomura adopted amendments to ASC 940 “Financial Services—Broker and Dealers” (“ASC 940”) required by ASU No. 2009-10 “Broker and Dealers: Investments—Other—Amendment to Subtopic 940-325” (“ASU 2009-10”), which clarifies how broker-dealers such as Nomura should account for energy trading contracts that do not meet the accounting definition of a derivative. ASU 2009-10 was issued to ensure consistent accounting for nonderivative energy trading contracts by broker-dealers and specifically to clarify related provisions of ASC 940.

Adoption of these amendments has not had a material impact on these consolidated financial statements.

Enhanced disclosures about pension plan assets

On April 1, 2009, Nomura adopted new disclosure requirements included in ASC 715-20 “Compensation—Retirement Benefits-Defined Benefit Plans” (“ASC 715-20”). ASC 715-20 increases the information to be disclosed about plan assets by aligning these disclosures with those made for other financial assets. In particular, plan assets must be separated into the three fair value hierarchy levels and a roll forward of the changes in fair value of plan assets classified as Level 3 must be provided.

Adoption of the new requirements in ASC 715-20 has not had a material impact on these consolidated financial statements as these are only new disclosures and the requirements do not impact upon the accounting treatment of plan assets or benefit obligations. See Note 14, “Employee benefit plans” within these consolidated financial statements where the relevant new disclosures have been made.

Subsequent events

On April 1, 2009, Nomura adopted ASC 855 “Subsequent Events” (“ASC 855”), which provides new guidance regarding the accounting treatment and disclosure of events occurring after the balance sheet date but before financial statements are issued or available to be issued.

In February 2010, Nomura adopted amendments to ASC 855 required by ASU No. 2010-09 “Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”) which was issued to address the interaction of ASC 855 with certain SEC reporting requirements.

Adoption of ASC 855 amended by ASU 2010-09 has not had a material impact on these consolidated financial statements.

Accounting for noncontrolling interests

On April 1, 2009, Nomura adopted new guidance for the accounting and reporting for noncontrolling interests in financial statements included in ASC 810. The new guidance re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of non-controlling interests as a component of equity (rather than as a liability or as mezzanine equity). Under the new guidance, a change in control is measured at fair value. The new guidance also provides guidance on the accounting for transactions between an entity and noncontrolling interests. The new guidance is applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura reclassified ¥322 million (loss) and ¥1,219 million (loss) between Income (loss) before income taxes and Net income (loss) attributable to NHI for the years ended March 31, 2008 and 2009, respectively. In addition, ¥12,150 million has been reclassified from Other liabilities to Non-controlling interests as of March 31, 2009.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for business combinations

On April 1, 2009, Nomura adopted new guidance for business combinations included in ASC 805 “Business Combinations” (“ASC 805”). For business combinations for which the acquisition date is on or after April 1, 2009, the new guidance expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at fair value determined on the acquisition date and changes thereafter in valuation of contingent consideration to be reflected in earnings rather than goodwill; changes the timing for valuing certain arrangements where stock is paid as consideration; and requires acquisition related costs to be expensed as incurred.

Adoption of the new guidance has not had a material effect on these consolidated financial statements.

Repurchase financing agreements

On April 1, 2009, Nomura adopted new guidance for transfers of financial assets included in ASC 860 that requires a transfer of a financial asset and a reverse of repurchase agreement involving the same transferred financial asset entered into contemporaneously or in contemplation of each other to be accounted for as a single linked transaction unless specific criteria are met.

Adoption of the new guidance has not had a material impact on these consolidated financial statements.

Revisions to calculation of earnings per share

On April 1, 2009, Nomura adopted updated guidance included in ASC 260 “Earnings per Share” (“ASC 260”) which clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and therefore are included in the computation of earnings per share using the two-class method.

Adoption of the updated guidance has not had a material impact on either a prospective, historical basic or on diluted earnings per share amounts reported within these consolidated financial statements.

Instruments indexed to an entity’s own stock

On April 1, 2009, Nomura adopted updated guidance included in ASC 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Equity” (“ASC 815-40”) that provides guidance on determining whether certain instruments (or embedded features in other instruments) are considered indexed to an entity’s own stock. It amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based on its fair value.

Upon adoption of ASC 815-40, Nomura made certain reclassification adjustments to the opening balances of Long–term borrowings, Additional paid-in-capital, Retained earnings, and Other assets—Other in order to bifurcate certain contingent conversion price adjustment rights contained in 120% Call Attached Unsecured Subordinated Convertible Bonds No. 1 (the “Convertible Bonds”) that were determined as not indexed to the Company’s stock. Following the expiration of such clauses, further reclassification of such derivatives was made to Retained earnings. The effect of adopting ASC 815-40 on the opening balance of Retained earnings was a loss of ¥6,339 million. If Nomura had not adopted ASC 815-40, the effect would have resulted in a decrease of Income (loss) before income taxes and Net income (loss) attributable to NHI by ¥56,375 million and ¥33,261 million, respectively, and Basic and Diluted Earnings per Share would have been ¥11.05 and ¥11.00, respectively, for the year ended March 31, 2010.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 13, “Earnings per share” within these consolidated financial statements for a further discussion of diluted earnings per share.

Measurement of fair value in inactive markets

On April 1, 2009, Nomura adopted new guidance included in ASC 820, which clarifies how to measure fair value when the volume and level of activity for an asset or liability have significantly decreased. The updated guidance also requires increased granularity of disclosures regarding the nature and type of financial assets and liabilities that are measured at fair value.

Adoption of the new guidance on fair value measurement has not had a material impact on these consolidated financial statements as Nomura’s valuation methodologies were already consistent with the revised guidance. See Note 3, “Fair value of financial instruments” in these consolidated financial statements where more detail around the valuation methodologies is provided and where the relevant revised disclosures required by this guidance have been made.

Equity method accounting considerations

On April 1, 2009, Nomura adopted new guidance included in ASC 323 “Investments—Equity Method and Joint Ventures” which clarifies the accounting for certain transactions and provides impairment guidance related to equity method investments.

Adoption of the new guidance has not had a material impact on these consolidated financial statements.

Interim disclosures about fair value of financial instruments

On April 1, 2009, Nomura adopted new guidance included in ASC 820 which requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period.

As this requirement does not affect the determination of fair value and only extends fair value disclosures to interim financial statements, adoption of the new guidance has not had a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Transfers of financial assets

In December 2009, the FASB issued ASU No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) which incorporated new guidance around the accounting for transfers of financial assets into ASC 860. ASU 2009-16 changes the requirements for derecognizing financial assets, eliminates the concept of QSPE, and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be accounted for as a sale, as well as a clarification of the criteria needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to be evaluated under the revised consolidation guidance provided by ASC 810 as amended by ASU 2009-17, as described below, provided Nomura still has variable interests in those entities at the adoption date.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ASU 2009-16 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Application of the revised guidance for transfers of financial assets is prospective after adoption.

Nomura intends to adopt ASU 2009-16 on April 1, 2010 and does not expect adoption to have a material impact on the consolidated financial statements.

Consolidation of variable interest entities

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) which incorporated new guidance around the consolidation of variable interest entities into ASC 810.

ASU 2009-17 amends rules defining which entities are VIEs and requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has variable interests that provide it with power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company would consolidate the entity, provided that the company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer determinative in isolation. ASU 2009-17 also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from existing guidance that requires evaluation when Nomura first became involved with a VIE and only upon occurrence of certain triggering events.

ASU 2009-17 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. It contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings.

In February 2010, the FASB issued ASU No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU 2010-10”) which indefinitely defers the consolidation requirements for certain entities that qualify as investment companies under ASC 946 or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946. The modifications to ASC 946 do not apply to entities where Nomura has an explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity (except for certain qualifying money market funds), or if the entity is involved in securitizations, asset-backed financing or formerly met the definition of a QSPE. The ASU also does not defer the revised disclosures requirements of ASU 2009-17 for entities determined to be VIEs under guidance existing prior to ASU 2009-17.

Nomura intends to adopt the revised guidance in ASC 810 introduced by ASU 2009-17 and ASU 2010-10 on April 1, 2010 and has analyzed the impact on all QSPEs, SPEs, funds and similar entities with which it is involved. Entities qualifying for the deferral under ASU 2010-10 will continue to be assessed for consolidation under existing guidance.

Based on the results of this analysis, Nomura expect to consolidate certain securitization vehicles, which will increase total assets and total liabilities by less than 1% upon adoption as of April 1, 2010. No significant

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impact is expected on total shareholders’ equity. The increase in total assets is not expected to have a significant effect on Nomura’s calculation of risk-weighted assets and therefore is not expected to have a significant effect on Nomura’s capital ratios.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥93.40 = U.S. $1.00, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Fair value of financial instruments:

A significant amount of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are included in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings, and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is only used in specific circumstances, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability.

Financial assets also include investments in certain funds where as a practical expedient, fair value is determined on the basis of NAV per share if the NAV per share is calculated in accordance with certain industry standard principles.

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

Valuation methodology for financial instruments carried at fair value on a recurring basis—

The fair value of financial instruments is based on quoted market prices, including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash and OTC contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

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

Concentrations of credit risk—

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, U.S. Government, Governments within the EU, their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported in Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 26% of total assets as of March 31, 2009 and 21% as of March 31, 2010. The following tables present geographic allocations

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of Nomura’s trading assets related to government, state, municipal, and government agency securities. Please see Note 4, “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2009
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥4,005	¥396	¥1,803	¥184	¥6,388

	Billions of yen
	March 31, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,756	¥1,635	¥2,270	¥232	¥6,893

	Translation into billions of U.S. dollars
	March 31, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	$30	$18	$24	$2	$74

(1)	Other than above, there were ¥120 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of March 31, 2009 and ¥187 billion ($2.00 billion) as of March 31, 2010. The vast majority of these securities are Japanese government, state, municipal and government agency securities.

Fair value hierarchy—

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to: the prevalence of similar products in the market, especially if the product is significantly customized; how established the product is in the market, for example, whether it is a new product or is relatively mature; and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotations amongst other market participants, and the amount of publicly available information.

The following tables in this note that relate to the prior fiscal year are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2010.

The following tables present information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2009 and 2010, respectively within the fair value hierarchy.

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments(2)
Equities (including private equity)(3)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943
Loans and receivables(5)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614
Short-term borrowings(6)(7)	9	28	8	—	45
Payables and deposits(8)	—	0	(1)	—	(1)
Long-term borrowings(6)(7)(9)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥830	¥1,068	¥164	¥—	¥2,062
Private equity(3)	1	0	325	—	326
Japanese government securities	2,650	—	—	—	2,650
Japanese agency and municipal securities	104	2	0	—	106
Foreign government, agency and municipal securities	3,075	1,040	22	—	4,137
Bank and corporate debt securities and loans for trading purpose	165	1,599	131	—	1,895
Commercial mortgage-backed securities (CMBS)	—	110	27	—	137
Residential mortgage-backed securities (RMBS)	0	1,015	4	—	1,019
Mortgage and other mortgage-backed securities	—	47	117	—	164
Collateralized debt obligations (CDO)	1	32	43	—	76
Investment trust funds and other	29	53	10	—	92

Total cash instruments	6,855	4,966	843	—	12,664

Derivatives:
Equity contracts	851	659	62	—	1,572
Interest rate contracts(4)	3	11,655	134	—	11,792
Credit contracts	0	1,782	305	—	2,087
Foreign exchange contracts	—	701	14	—	715
Commodity contracts	6	24	2	—	32
Other contracts	0	154	34	—	188
Netting	—	—	—	(14,350)	(14,350)

Total derivatives	860	14,975	551	(14,350)	2,036

Sub Total	¥7,715	¥19,941	¥1,394	¥(14,350)	¥14,700

Loans and receivables(5)	8	674	10	—	692
Other assets	383	26	38	—	447

Total	¥8,106	¥20,641	¥1,442	¥(14,350)	¥15,839

Liabilities:
Trading liabilities
Equities	¥1,366	¥196	¥0	¥—	¥1,562
Japanese government securities	1,616	—	—	—	1,616
Foreign government, agency and municipal securities	2,334	426	—	—	2,760
Bank and corporate debt securities	—	257	0	—	257
Residential mortgage-backed securities (RMBS)	—	2	—	—	2

Total cash instruments	5,316	881	0	—	6,197

Derivatives:
Equity contracts	941	790	29	—	1,760
Interest rate contracts(4)	3	11,519	155	—	11,677
Credit contracts	0	1,660	324	—	1,984
Foreign exchange contracts	—	765	16	—	781
Commodity contracts	5	25	2	—	32
Other contracts	0	223	44	—	267
Netting	—	—	—	(14,341)	(14,341)

Total derivatives	949	14,982	570	(14,341)	2,160

Sub Total	¥6,265	¥15,863	¥570	¥(14,341)	¥8,357

Short-term borrowings(6)(7)	—	101	9	—	110
Payables and deposits(8)	—	0	(0)	—	(0)
Long-term borrowings(6)(7)(9)	91	1,521	(127)	—	1,485
Other liabilities	3	3	—	—	6

Total	¥6,359	¥17,488	¥452	¥(14,341)	¥9,958

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into billions of U.S. dollars
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	$8.89	$11.43	$1.76	$—	$22.08
Private equity(3)	0.01	0.00	3.48	—	3.49
Japanese government securities	28.37	—	—	—	28.37
Japanese agency and municipal securities	1.11	0.02	0.00	—	1.13
Foreign government, agency and municipal securities	32.92	11.13	0.24	—	44.29
Bank and corporate debt securities and loans for trading purpose	1.77	17.12	1.40	—	20.29
Commercial mortgage-backed securities (CMBS)	—	1.18	0.29	—	1.47
Residential mortgage-backed securities (RMBS)	0.00	10.87	0.04	—	10.91
Mortgage and other mortgage-backed securities	—	0.51	1.25	—	1.76
Collateralized debt obligations (CDO)	0.01	0.34	0.46	—	0.81
Investment trust funds and other	0.31	0.57	0.11	—	0.99

Total cash instruments	73.39	53.17	9.03	—	135.59

Derivatives:
Equity contracts	9.11	7.06	0.66	—	16.83
Interest rate contracts(4)	0.03	124.79	1.43	—	126.25
Credit contracts	0.00	19.08	3.27	—	22.35
Foreign exchange contracts	—	7.51	0.15	—	7.66
Commodity contracts	0.06	0.26	0.02	—	0.34
Other contracts	0.00	1.65	0.36	—	2.01
Netting	—	—	—	(153.64)	(153.64)

Total derivatives	9.20	160.35	5.89	(153.64)	21.80

Sub Total	$82.59	$213.52	$14.92	$(153.64)	$157.39

Loans and receivables(5)	0.09	7.21	0.11	—	7.41
Other assets	4.10	0.28	0.41	—	4.79

Total	$86.78	$221.01	$15.44	$(153.64)	$169.59

Liabilities:
Trading liabilities
Equities	$14.61	$2.11	$0.00	$—	$16.72
Japanese government securities	17.30	—	—	—	17.30
Foreign government, agency and municipal securities	25.00	4.56	—	—	29.56
Bank and corporate debt securities	—	2.75	0.00	—	2.75
Residential mortgage-backed securities (RMBS)	—	0.02	—	—	0.02

Total cash instruments	56.91	9.44	0.00	—	66.35

Derivatives:
Equity contracts	10.07	8.46	0.31	—	18.84
Interest rate contracts(4)	0.03	123.33	1.66	—	125.02
Credit contracts	0.00	17.77	3.47	—	21.24
Foreign exchange contracts	—	8.19	0.17	—	8.36
Commodity contracts	0.05	0.27	0.02	—	0.34
Other contracts	0.00	2.39	0.47	—	2.86
Netting	—	—	—	(153.54)	(153.54)

Total derivatives	10.15	160.41	6.10	(153.54)	23.12

Sub Total	$67.06	$169.85	$6.10	$(153.54)	$89.47

Short-term borrowings(6)(7)	—	1.08	0.10	—	1.18
Payables and deposits(8)	—	0.00	(0.00)	—	(0.00)
Long-term borrowings(6)(7)(9)	0.99	16.28	(1.37)	—	15.90
Other liabilities	0.03	0.03	—	—	0.06

Total	$68.08	$187.24	$4.83	$(153.54)	$106.61

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(4)	Includes contracts which have both interest rate and foreign exchange underlyings.
(5)	Includes loans for which Nomura elected the fair value option.
(6)	Includes structured notes for which Nomura elected the fair value option.
(7)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(8)	Includes embedded derivatives bifurcated from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(9)	Includes liabilities recognised from secured financing transactions that are accounted for as financing rather than sales. Nomura elected the fair value option for these liabilities.

Valuation methodology by major class of financial asset and financial liability

The valuation methodology used by Nomura to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based upon bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading of the security. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value, even if Nomura has a large “block” holding and the block could not be disposed of in its entirety at the quoted price. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using net asset value per share (“NAV per share”) where available. Publicly-traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they trade in markets that are not considered to be active. Certain Non-G7 securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid exchange or multiple sources to classify them as Level 1. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information.

Corporate debt securities—The valuation of corporate debt securities is primarily through internal models which take their inputs using available market information such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to class them as Level 2.

Commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS)—The fair value of CMBS and RMBS are estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are classified as Level 3.

Collateralized debt obligations (CDO)—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Since some of these inputs are unobservable, certain CDOs are classified as Level 3.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly-traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly-traded where this does not apply but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. Over-the-counter (“OTC”) derivatives are valued using internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discounted expected cash flow techniques, Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities.

Loans—The valuation of loans and loan commitments is also performed primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Short-term and long-term borrowings (Structured notes)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable such as an equity or equity index, commodity product, foreign exchange rate, credit rating of a third party or more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Secured financing transactions—Liability recognized from secured financing transactions are recognized when a transfer of a financial asset does not meet the criteria for sales accounting and therefore the transaction is accounted for as a secured borrowing. This liability is valued using the same methodology that is applied to the transferred financial instruments which remain on the consolidated balance sheets and is therefore classified in the same level in the fair value hierarchy as the transferred financial asset. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on inputs which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a financial instrument valued using a combination of Level 1, Level 2 and Level 3 inputs would be classified in Level 3 in its entirety, if its value is significantly affected by at least one significant unobservable input.

These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the year ended March 31, 2009 and 2010, respectively. These tables are prepared by the accumulation of quarterly information.

	Billions of yen
		Year ended March 31, 2009
		Unrealized and realized gains/losses
	Balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥802	¥(113)	¥—	¥(53)	¥(0)	¥(166)	¥(31)	¥1	¥606
Debt securities and loans	783	(163)	—	—	2	(161)	26	145	793
Investment trust funds and other	21	(1)	—	—	—	(1)	(15)	1	6
Derivatives, net	121	43	—	—	—	43	(85)	188	267
Loans and receivables	4	(1)	—	—	—	(1)	2	(1)	4
Other assets	59	(0)	2	0	(0)	2	(11)	(0)	50

Total	¥1,790	¥(235)	¥2	¥(53)	¥2	¥(284)	¥(114)	¥334	¥1,726

Liabilities:
Trading liabilities
Equities	¥1	¥1	¥—	¥—	¥—	¥1	¥1	¥0	¥1
Debt securities	—	(0)	—	—	—	(0)	0	(0)	0
Short-term borrowings	15	5	—	—	—	5	14	(16)	8
Payables and deposits	—	(0)	—	—	—	(0)	(1)	(0)	(1)
Long-term borrowings	(59)	245	—	—	—	245	165	58	(81)

Total	¥(43)	¥251	¥—	¥—	¥—	¥251	¥179	¥42	¥(73)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
		Year ended March 31, 2010
	Balance as of April 1, 2009	Unrealized and realized gains/losses					Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of March 31, 2010
		Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥284	¥(13)	¥—	¥—	¥(1)	¥(14)	¥(31)	¥(75)	¥164
Private equity	322	—	—	10	—	10	(7)	—	325
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	34	3	—	—	—	3	(11)	(4)	22
Bank and corporate debt securities and loans for trading purpose	485	0	—	—	0	0	(176)	(178)	131
Commercial mortgage-backed securities (CMBS)	12	(13)	—	—	—	(13)	83	(55)	27
Residential mortgage-backed securities (RMBS)	12	(0)	—	—	—	(0)	(10)	2	4
Mortgage and other mortgage backed securities	234	9	—	—	—	9	(126)	0	117
Collateralized debt obligations (CDO)	17	2	—	—	—	2	24	(0)	43
Investment trust funds and other	5	0	—	—	—	0	4	1	10

Total cash instruments	1,405	(12)	—	10	(1)	(3)	(250)	(309)	843

Derivatives, net:
Equity contracts	9	7	—	—	—	7	19	(2)	33
Interest rate contracts(4)	69	(61)	—	—	—	(61)	(30)	1	(21)
Credit contracts	187	(112)	—	—	—	(112)	(45)	(49)	(19)
Foreign exchange contracts	1	2	—	—	—	2	(6)	1	(2)
Commodity contracts	10	(5)	—	—	—	(5)	(6)	1	(0)
Other contracts	(9)	(1)	—	—	—	(1)	8	(8)	(10)

Total derivatives, net	267	(170)	—	—	—	(170)	(60)	(56)	(19)

Sub Total	¥1,672	¥(182)	¥—	¥10	¥(1)	¥(173)	¥(310)	¥(365)	¥824

Loans and receivables	4	1	—	—	—	1	(0)	5	10
Other assets	50	(1)	(1)	—	—	(2)	(10)	(0)	38

Total	¥1,726	¥(182)	¥(1)	¥10	¥(1)	¥(174)	¥(320)	¥(360)	¥872

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0
Bank and corporate debt securities	(0)	(0)	—	—	—	(0)	(0)	(0)	(0)

Sub Total	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0

Short-term borrowings	8	7	—	—	—	7	11	(3)	9
Payables and deposits	(1)	(1)	—	—	—	(1)	(0)	(0)	(0)
Long-term borrowings	(81)	52	—	—	—	52	149	(143)	(127)

Total	¥(73)	¥58	¥—	¥—	¥—	¥58	¥160	¥(147)	¥(118)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into billions of U.S. dollars
		Year ended March 31, 2010
		Unrealized and realized gains/losses
	Balance as of April 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments
Equities	$3.04	$(0.14)	$—	$—	$(0.01)	$(0.15)	$(0.33)	$(0.80)	$1.76
Private equity	3.45	—	—	0.10	—	0.10	(0.07)	—	3.48
Japanese agency and municipal securities	0.00	0.00	—	—	—	0.00	0.00	—	0.00
Foreign government, agency and municipal securities	0.36	0.03	—	—	—	0.03	(0.11)	(0.04)	0.24
Bank and corporate debt securities and loans for trading purpose	5.19	0.00	—	—	0.00	0.00	(1.88)	(1.91)	1.40
Commercial mortgage-backed securities (CMBS)	0.13	(0.14)	—	—	—	(0.14)	0.89	(0.59)	0.29
Residential mortgage-backed securities (RMBS)	0.13	(0.00)	—	—	—	(0.00)	(0.11)	0.02	0.04
Mortgage and other mortgage backed securities	2.51	0.10	—	—	—	0.10	(1.36)	0.00	1.25
Collateralized debt obligations (CDO)	0.18	0.02	—	—	—	0.02	0.26	(0.00)	0.46
Investment trust funds and other	0.05	0.00	—	—	—	0.00	0.04	0.02	0.11

Total cash instruments	15.04	(0.13)	—	0.10	(0.01)	(0.04)	(2.67)	(3.30)	9.03

Derivatives, net:
Equity contracts	0.10	0.07	—	—	—	0.07	0.20	(0.02)	0.35
Interest rate contracts(4)	0.73	(0.65)	—	—	—	(0.65)	(0.32)	0.01	(0.23)
Credit contracts	2.00	(1.20)	—	—	—	(1.20)	(0.48)	(0.52)	(0.20)
Foreign exchange contracts	0.02	0.02	—	—	—	0.02	(0.07)	0.01	(0.02)
Commodity contracts	0.11	(0.05)	—	—	—	(0.05)	(0.07)	0.01	(0.00)
Other contracts	(0.10)	(0.01)	—	—	—	(0.01)	0.09	(0.09)	(0.11)

Total derivatives, net	2.86	(1.82)	—	—	—	(1.82)	(0.65)	(0.60)	(0.21)

Sub Total	$17.90	$(1.95)	$—	$0.10	$(0.01)	$(1.86)	$(3.32)	$(3.90)	$8.82

Loans and receivables	0.05	0.01	—	—	—	0.01	(0.00)	0.05	0.11
Other assets	0.54	(0.01)	(0.01)	—	—	(0.02)	(0.11)	(0.00)	0.41

Total	$18.49	$(1.95)	$(0.01)	$0.10	$(0.01)	$(1.87)	$(3.43)	$(3.85)	$9.34

Liabilities:
Trading liabilities
Equities	$0.01	$0.00	$—	$—	$—	$0.00	$(0.00)	$(0.01)	$0.00
Bank and corporate debt securities	(0.00)	(0.00)	—	—	—	(0.00)	(0.00)	(0.00)	(0.00)

Sub Total	$0.01	$0.00	$—	$—	$—	$0.00	$(0.00)	$(0.01)	$0.00

Short-term borrowings	0.09	0.07	—	—	—	0.07	0.11	(0.03)	0.10
Payables and deposits	(0.01)	(0.01)	—	—	—	(0.01)	(0.00)	(0.00)	(0.00)
Long-term borrowings	(0.87)	0.56	—	—	—	0.56	1.59	(1.53)	(1.37)

Total	$(0.78)	$0.62	$—	$—	$—	$0.62	$1.70	$(1.57)	$(1.27)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes gains and losses recorded in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	If assets and liabilities move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if assets and liabilities move from another Level to Level 3 all gains/(losses) during the quarter are included in the table and if assets and liabilities move from Level 3 to another Level all gains/(losses) during the quarter are excluded from the table.
(4)	Includes contracts which have both interest rate and foreign exchange underlyings.

Significant transfers between levels during the year

Nomura presumes that the transfer of the assets and liabilities from one level to another level, occurs at the beginning of each quarter. The following significant transfers between levels in the fair value hierarchy were made during the year ended March 31, 2010:

Transfers between Level 1 and Level 2

There were no significant transfers between Level 1 and Level 2.

Transfers between Level 2 and Level 3

Trading assets and private equity investments—Equities    Approximately ¥61 billion ($0.65 billion) were transferred from Level 3 to Level 2 due to the amendments to ASC 820 required by ASU 2009-12.

Trading assets and private equity investments—Bank and corporate debt securities and loans for trading purpose    Approximately ¥82 billion ($0.88 billion) was transferred from Level 3 to Level 2 due to the amendment of ASC 820 required by ASU 2009-12. Approximately ¥55 billion ($0.59 billion) was transferred from Level 3 to Level 2 as certain market parameters became observable.

Trading assets and private equity investments—Commercial mortgage-backed securities    Approximately ¥54 billion ($0.58 billion) was transferred from Level 3 to Level 2 as external prices became observable.

Derivatives, net    Interest rate contracts of approximately ¥53 billion ($0.57 billion) were transferred from Level 3 to Level 2. These reclassifications were due to that the lowest level of significant inputs to value the derivative moving from Level 3 to Level 2. Credit rate contracts of approximately ¥42 billion ($0.45 billion) were transferred from Level 3 to Level 2 as underlying credit inputs became more transparent. Interest rate contracts of approximately ¥53 billion ($0.57 billion) were transferred from Level 2 to Level 3. These reclassifications were due to that the lowest level of significant inputs to value the derivative moving from Level 2 to Level 3. Losses due to Interest rate contracts from the transfer from Level 2 to Level 3 were ¥5 billion ($0.05 billion) which were recognized in the quarter when the transfer from Level 2 to Level 3 occurred.

Long-term borrowings    Structured notes of approximately ¥154 billion ($1.65 billion) were transferred from Level 3 to Level 2 as underlying reference assets of the notes became observable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of unrealized gains or (losses) for the year ended March 31, 2009 and 2010, respectively, relating to those assets and liabilities which Nomura classified as Level 3 within the fair value hierarchy and that were held by Nomura at the respective balance sheet date:

	Billions of yen
	Year ended March 31, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥4	¥—	¥(85)	¥(0)	¥(81)
Debt securities and loans	(135)	—	—	—	(135)
Investment trust funds and other	(1)	—	—	—	(1)
Derivatives, net	64	—	—	—	64
Loans and receivables	(5)	—	—	—	(5)
Other assets	(1)	4	0	—	3

Total	¥(74)	¥4	¥(85)	¥(0)	¥(155)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0
Debt securities	0	—	—	—	0
Short-term borrowings	2	—	—	—	2
Payables and deposits	0	—	—	—	0
Long-term borrowings	140	—	—	—	140

Total	¥142	¥—	¥—	¥—	¥142

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	Year ended March 31, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities	¥2	¥—	¥—	¥(1)	¥1
Private equity	—	—	4	—	4
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(2)	—	—	—	(2)
Bank and corporate debt securities and loans for trading purpose	37	—	—	—	37
Commercial mortgage-backed securities (CMBS)	2	—	—	—	2
Residential mortgage-backed securities (RMBS)	(0)	—	—	—	(0)
Mortgage and other mortgage backed securities	(7)	—	—	—	(7)
Collateralized debt obligations (CDO)	3	—	—	—	3
Investment trust funds and other	1	—	—	—	1

Total cash instruments	36	—	4	(1)	39

Derivatives, net:
Equity contracts	39	—	—	—	39
Interest rate contracts(2)	7	—	—	—	7
Credit contracts	(64)	—	—	—	(64)
Foreign exchange contracts	0	—	—	—	0
Commodity contracts	(0)	—	—	—	(0)
Other contracts	(8)	—	—	—	(8)

Total derivatives, net	(26)	—	—	—	(26)

Sub Total	¥10	¥—	¥4	¥(1)	¥13

Loans and receivables	(1)	—	—	—	(1)
Other assets	—	(1)	—	—	(1)

Total	¥9	¥(1)	¥4	¥(1)	¥11

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥(0)	¥—	¥—	¥—	¥(0)

Sub Total	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	6	—	—	—	6
Payables and deposits	(1)	—	—	—	(1)
Long-term borrowings	(66)	—	—	—	(66)

Total	¥(61)	¥—	¥—	¥—	¥(61)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into billions of U.S. dollars
	Year ended March 31, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities	$0.02	¥—	$—	$(0.01)	$0.01
Private equity	—	—	0.04	—	0.04
Japanese agency and municipal securities	0.00	—	—	—	0.00
Foreign government, agency and municipal securities	(0.02)	—	—	—	(0.02)
Bank and corporate debt securities and loans for trading purpose	0.40	—	—	—	0.40
Commercial mortgage-backed securities (CMBS)	0.02	—	—	—	0.02
Residential mortgage-backed securities (RMBS)	(0.00)	—	—	—	(0.00)
Mortgage and other mortgage backed securities	(0.07)	—	—	—	(0.07)
Collateralized debt obligations (CDO)	0.03	—	—	—	0.03
Investment trust funds and other	0.01	—	—	—	0.01

Total cash instruments	0.39	—	0.04	(0.01)	0.42

Derivatives, net:
Equity contracts	0.42	—	—	—	0.42
Interest rate contracts(2)	0.07	—	—	—	0.07
Credit contracts	(0.69)	—	—	—	(0.69)
Foreign exchange contracts	0.00	—	—	—	0.00
Commodity contracts	(0.00)	—	—	—	(0.00)
Other contracts	(0.09)	—	—	—	(0.09)

Total derivatives, net	(0.29)	—	—	—	(0.29)

Sub Total	$0.10	$—	$0.04	$(0.01)	$0.13

Loans and receivables	(0.01)	—	—	—	(0.01)
Other assets	—	(0.01)	—	—	(0.01)

Total	$0.09	$(0.01)	$0.04	$(0.01)	$0.11

Liabilities:
Trading liabilities
Bank and corporate debt securities	$(0.00)	$—	$—	$—	$(0.00)

Sub Total	$(0.00)	$—	$—	$—	$(0.00)

Short-term borrowings	0.06	—	—	—	0.06
Payables and deposits	(0.01)	—	—	—	(0.01)
Long-term borrowings	(0.71)	—	—	—	(0.71)

Total	$(0.66)	$—	$—	$—	$(0.66)

(1)	Includes gains and losses included in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes contracts which have both interest rate and foreign exchange underlyings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2010, market conditions have improved but a lack of liquidity persists in certain asset classes which has impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include certain foreign currency exchange volatilities and certain credit spreads.

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable inputs include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for the instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described earlier, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. For the year ended March 31, 2009, losses of ¥284 billion related to Level 3 assets had a material impact on Nomura’s results, however this impact has been mitigated by gains of ¥251 billion related to Level 3 liabilities and has been further mitigated through Nomura’s management of its liquidity and capital resources. The impact on the financial performance caused by the loss of ¥174 billion ($1.87 billion) related to Level 3 assets for the year ended March 31, 2010 was significantly mitigated by gains and losses from hedging these financial instruments, and did not have a material impact on Nomura’s liquidity and capital resources management.

In view of the fact that the valuation of these instruments fluctuate in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, the current values may decrease if the market conditions deteriorate. Conversely, should conditions improve, an increase in value of the Level 3 portfolio would be expected.

Investments in Investment Funds that calculate NAV per share

In the ordinary course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on these investments where NAV per share is calculated or disclosed. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2010
	Fair Value(1)	Unfunded Commitments(2)	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥156	¥1	$1.67	$0.01	Weekly/Monthly	1-90 days
Venture capital funds	2	0	0.02	0.00	—	—
Private equity funds	59	24	0.63	0.26	Quarterly	30 days
Real estate funds	12	14	0.13	0.15	—	—

Total	¥229	¥39	$2.45	$0.42

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge Funds:

This category includes funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass- through. The fair values of the investments in this category are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within 6 months, certain funds cannot be redeemed within 6 months due to contractual, liquidity or gating issues. Redemption period cannot be estimated for suspended or liquidating funds which may contain transfer restrictions to third parties.

Venture capital funds:

This category includes primarily start-up funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within 6 months. The redemption period cannot be estimated for suspended or liquidating funds. Some of these funds contain transfer restrictions over transfer to third parties.

Private equity funds:

These funds invest in various sectors in Europe, United States and Japan. The fair values of certain investments in this category are estimated using the NAV per share of the investments. The redemption is restricted for most of these funds. Some of these funds contain transfer restrictions over transfer to third parties.

Real estate funds:

This category includes investments in commercial real estates and others. The fair values of the investments in this category are estimated using the NAV per share of the investments. The redemption is restricted to most of these funds. Some of these funds contain transfer restrictions over transfer to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825. When Nomura elects the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of operations. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Equity method investments held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of operations that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of operations; and

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities for the same purposes and for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Revenue—Net gain (loss) on trading if they are a part of profit or loss from the change in market value, otherwise they are accounted for as Interest revenue or Interest expense.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2009 and 2010, respectively.

	Billions of yen		Translation into billions of U.S. dollars
	Year ended March 31, 2009	Year ended March 31, 2010
	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(2)	¥(1)	$(0.01)
Private equity	(0)	(0)	(0.00)
Loans and receivables	(0)	8	0.09

Total	¥(2)	¥7	$0.08

Liabilities:
Short-term borrowings(2)	¥7	¥(3)	$(0.03)
Long-term borrowings(2)(3)	259	(147)	(1.57)

Total	¥266	¥(150)	$(1.60)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(2)	Includes structured notes and other financial liabilities for which Nomura elected the fair value option.
(3)	Includes liabilities recognized from secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.

Nomura elected to apply the fair value option for its 45.5% investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”). This investment is reported within Trading assets and private equity investments—Private equity investments in the consolidated balance sheets. Ashikaga Holdings recognized a total revenue of ¥83 billion, total expense of ¥110 billion and a net loss of ¥7 billion for the year ended March 31, 2009. As of March 31, 2009, its total assets and total liabilities were ¥4,921 billion and ¥4,726 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.

Ashikaga Holdings recognized a total revenue of ¥118 billion ($1.26 billion), total expense of ¥93 billion ($1.00 billion) and a net gain of ¥25 billion ($0.27 billion) for the year ended March 31, 2010. As of March 31, 2010, its total assets and total liabilities were ¥4,990 billion ($53.43 billion) and ¥4,755 billion ($50.91 billion), respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥73 billion for the year ended March 31, 2009, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥64 billion ($0.69 billion) for the year ended March 31, 2010, mainly because of the tightening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2009, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥14 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due. As of March 31, 2010, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion ($0.01 billion) more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥6 billion ($0.06 billion) less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Assets and liabilities carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, which are described above, Nomura also carries other assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2009, Nomura recognized impairment losses of ¥100 billion within Non-interest expenses—Other in the consolidated statements of operations for the impairment of certain listed equity method investments due to an other-than-temporary decline in value. The carrying amount of these investments, which are reported within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheets, were written down to their fair value of ¥37 billion. For the year ended March 31, 2010, Nomura recognized impairment losses of ¥3 billion ($0.03 billion) within Non-interest expenses—Other in the consolidated statements of operations against certain listed equity method investees as the impairment was recognized due to an other-than-temporary decline in value. The carrying amount of these investments, which is included within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheets, was written down to their fair value of ¥2 billion ($0.02 billion). Fair value was determined in accordance with ASC 820 using unadjusted quoted market prices. Consequently, these nonrecurring fair value measurements have been determined using inputs which would be classified as Level 1 in the fair value hierarchy.

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

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Merchant Banking	¥(4,969)	¥(2,660)	¥6,028	$65
Equity trading- trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	136,955	(38,660)	196,252	2,101
Fixed income trading- trading primarily in government securities, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	(70,266)	(87,019)	215,144	2,303

	¥61,720	¥(128,339)	¥417,424	$4,469

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless the fair value option is elected and they are held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2009		2010		2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥516	¥507	¥1,306	¥1,299	$13.98	$13.91

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2009		2010		2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥5,483	¥5,196	¥7,199	¥6,984	$77.08	$74.78

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Derivative instruments and hedging activities:

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including forwards, futures, option and swap contracts involving securities, foreign currency, interest rate and other capital market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

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

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

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

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥680 billion of cash collateral receivables against net derivative liabilities and ¥923 billion of cash collateral payables against net derivative assets as of March 31, 2009. Nomura offset ¥640 billion ($6.85 billion) of cash collateral receivables against net derivative liabilities and ¥649 billion ($6.95 billion) of cash collateral payables against net derivative assets as of March 31, 2010.

Derivatives used for non-trading purposes

Nomura’s principal objective in using derivatives for purposes other than trading is market risk management for certain non-trading liabilities such as issued debt.

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

Concentrations of credit risk for derivatives

The following table presents Nomura’s significant concentration of exposures to credit risk on OTC derivatives for financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥13,511	¥(11,962)	¥(887)	¥662
	Billions of yen
	March 31, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,340	¥(11,353)	¥(594)	¥393
	Translation into billions of U.S. dollars
	March 31, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure of Credit Risk
Financial institutions	$132.12	$(121.56)	$(6.36)	$4.20

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative activities

Derivatives used for trading purposes are reported in the consolidated balance sheets within Trading assets or Trading liabilities, depending on whether the derivative has a positive or negative fair value, respectively. Embedded derivatives bifurcated from an underlying host debt instrument are reported in Short-term borrowings and Long-term borrowings depending on the maturity of the underlying host contract. Derivatives used for non-trading purposes, namely those designated as hedging instruments, are reported in Trading assets and Trading liabilities depending on whether the derivative has a positive or negative fair value, respectively.

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes:
Equity contracts	¥8,286	¥878	¥8,963	¥860
Interest rate contracts(2)	186,151	11,195	192,117	10,421
Credit contracts	49,587	5,512	49,409	5,137
Foreign exchange contracts	28,799	270	15,193	405
Commodity contracts	70	23	68	23
Other contracts	904	32	794	30

Total	¥273,797	¥17,910	¥266,544	¥16,876

Derivatives designated as hedging instruments(3):
Interest rate contracts	¥646	¥18	¥94	¥1

Total	¥646	¥18	¥94	¥1

	Billions of yen
	March 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes:
Equity contracts	¥19,051	¥1,572	¥18,391	¥1,681
Interest rate contracts(2)	343,809	11,765	337,263	11,385
Credit contracts	33,531	2,087	35,816	1,984
Foreign exchange contracts	65,370	715	63,090	780
Commodity contracts	387	32	338	32
Other contracts	24,362	188	22,600	267

Total	¥486,510	¥16,359	¥477,498	¥16,129

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,030	¥27	¥472	¥3

Total	¥1,030	¥27	¥472	¥3

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into billions of U.S. dollars
	March 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes:
Equity contracts	$203.97	$16.83	$196.90	$18.00
Interest rate contracts(2)	3,681.05	125.96	3,610.97	121.88
Credit contracts	359.00	22.35	383.46	21.25
Foreign exchange contracts	699.89	7.66	675.48	8.35
Commodity contracts	4.14	0.34	3.62	0.34
Other contracts	260.83	2.01	241.97	2.86

Total	$5,208.88	$175.15	$5,112.40	$172.68

Derivatives designated as hedging instruments:
Interest rate contracts	$11.03	$0.29	$5.05	$0.03

Total	$11.03	$0.29	$5.05	$0.03

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes contracts which have both interest rate and foreign exchange underlyings.
(3)	Derivative designated as hedging instruments are reported in Other assets-Other and Other liabilities depending on whether the derivative has positive or negative fair value, respectively.

The following table discloses amounts included in the consolidated statements of operations related to derivatives. Nomura adopted the guidance included in ASC 815 from the quarter ended March 31, 2009.

Billions of yen
Three months ended March 31, 2009
Net gain (loss) on trading
Derivative used for trading purposes(1) :
Equity contracts	¥15
Interest rate contracts(2)	86
Credit contracts	41
Foreign exchange contracts	(175)
Commodity contracts	0
Other contracts	(3)

Total	¥(36)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen	Translation into billions of U.S. dollars
	Year ended March 31, 2010
	Net gain (loss) on trading
Derivatives used for trading purposes(1) :
Equity contracts	¥326	$3.51
Interest rate contracts(2)	254	2.71
Credit contracts	(307)	(3.29)
Foreign exchange contracts	124	1.32
Commodity contracts	(1)	(0.01)
Other contracts	17	0.18

Total	¥413	$4.42

(1)	Includes net gain and (loss) on embedded derivatives.
(2)	Includes contracts which have both interest rate and foreign exchange underlyings.

Billions of yen
Three months ended March 31, 2009
Interest revenue / Interest expense
Derivatives designated as hedging instruments:
Interest rate contracts	¥2

Total	¥2

Hedged items:
Long-term borrowings	¥(2)

Total	¥(2)

	Billions of yen	Translation into billions of U.S. dollars
	Year ended March 31, 2010
	Interest revenue / Interest expense
Derivatives designated as hedging instruments:
Interest rate contracts	¥14	$0.15

Total	¥14	$0.15

Hedged items:
Long-term borrowings	¥(14)	$(0.15)

Total	¥(14)	$(0.15)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009, was ¥1,578 billion with related collateral pledged at that date of ¥629 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥13 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2010, was ¥1,559 billion ($16.69 billion) with related collateral pledged at that date of ¥848 billion ($9.08 billion). In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥29 billion ($0.31billion).

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of a credit default index and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the referenced security.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically-settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated through purchasing credit protection from other third parties either on identical underlying reference

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to us under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on the contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2009 and 2010, respectively.

	Billions of yen
	March 31, 2009
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,014	¥9,711	¥938	¥2,282	¥5,337	¥1,154	¥9,067
Credit default indices	2,962	32,963	628	8,808	17,795	5,732	32,919
Other credit-risk related portfolio products	1,044	5,178	45	921	2,561	1,651	4,915
Credit-risk related options and swaptions	2	8	—	8	—	—	8

Total	¥5,022	¥47,860	¥1,611	¥12,019	¥25,693	¥8,537	¥46,909

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2010
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(377)	¥14,659	¥104	¥3,249	¥5,741	¥5,565	¥12,988
Credit default indices	174	13,319	51	1,801	4,693	6,774	11,837
Other credit-risk related portfolio products	135	3,874	—	566	1,856	1,452	2,208
Credit-risk related options and swaptions	0	7	—	5	—	2	5

Total	¥(68)	¥31,859	¥155	¥5,621	¥12,290	¥13,793	¥27,038

	Translation into billions of U.S. dollars
	March 31, 2010
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	$(4.03)	$156.96	$1.12	$34.78	$61.48	$59.58	$139.07
Credit default indices	1.86	142.61	0.54	19.29	50.24	72.54	126.73
Other credit-risk related portfolio products	1.44	41.47	—	6.06	19.87	15.54	23.64
Credit-risk related options and swaptions	0.00	0.07	—	0.05	—	0.02	0.05

Total	$(0.73)	$341.11	$1.66	$60.18	$131.59	$147.68	$289.49

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥227	¥591	¥2,619	¥3,537	¥1,540	¥1,197	¥9,711
Credit default indices	471	557	16,069	11,979	735	3,152	32,963
Other credit-risk related portfolio products	—	—	—	—	—	5,178	5,178
Credit-risk related options and swaptions	—	—	—	—	—	8	8

Total	¥698	¥1,148	¥18,688	¥15,516	¥2,275	¥9,535	¥47,860

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥668	¥922	¥4,469	¥4,912	¥2,201	¥1,487	¥14,659
Credit default indices	967	351	5,998	3,987	350	1,666	13,319
Other credit-risk related portfolio products	23	—	—	—	—	3,851	3,874
Credit-risk related options and swaptions	—	—	—	2	—	5	7

Total	¥1,658	¥1,273	¥10,467	¥8,901	¥2,551	¥7,009	¥31,859

	Translation into billions of U.S. dollars
	March 31, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	$7.15	$9.87	$47.85	$52.59	$23.56	$15.94	$156.96
Credit default indices	10.36	3.76	64.21	42.69	3.75	17.84	142.61
Other credit-risk related portfolio products	0.25	—	—	—	—	41.22	41.47
Credit-risk related options and swaptions	—	—	—	0.02	—	0.05	0.07

Total	$17.76	$13.63	$112.06	$95.30	$27.31	$75.05	$341.11

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

5. Private equity business:

Nomura makes private equity investments primarily in Japan and Europe.

As of April 1, 2007 Nomura adopted ASC 946 and as a result, private equity investments made by certain entities which Nomura consolidates under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are now accounted for at fair value, with changes in fair value recognized through the consolidated statements of operations. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to Nomura. In accordance with Nomura investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than Nomura’s business segments.

Nomura also has a subsidiary which is not an investment company but which makes investments in entities engaged in Nomura’s core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because fair value is carried by election of the fair value option or other U.S. GAAP requirements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Private equity business in Japan

Nomura has an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, NPF.

Since its inception in 2000, NPF has made investments in 21 entities and exited from 16 of these investments (including partial sales). The fair value of its investment portfolio is ¥98,998 million and ¥104,962 million ($1,124 million) as of March 31, 2009 and 2010, respectively.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statements of operations from the adoption date of ASC 946 on April 1, 2007.

Nomura also makes private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in the entities engaged in Nomura’s core business. Nomura elected the fair value option to account for its 45.5% investment in the common stock of Ashikaga Holdings.

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

Terra Firma Investments

Following a review to determine the optimum structure for Nomura’s European private equity business, on March 27, 2002, Nomura restructured its PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore Nomura continues to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The fair value of the Terra Firma Investments was ¥89,762 million and ¥98,683 million ($1,057 million) as of March 31, 2009 and 2010, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥242 billion ($2.59 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥646 billion ($6.91 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura’s total commitment for TFCP II was originally ¥24,227 million ($259 million) and reduced to ¥5,033 million ($54 million) as a result of adjustments for recyclable distributions. As of March 31, 2010, ¥4,505 million ($48 million) had been drawn down for investments.

For TFCP III, Nomura’s total commitment is ¥12,492 million ($134 million) and ¥7,413 million ($79 million) had been drawn down for investments as of March 31, 2010.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Other Investments

Nomura also makes private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

6. Investment company accounting

Certain entities, including NPF, are investment companies and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The following table summarizes the aggregate fair value and the cost of investments held by all investment company subsidiaries within the Nomura group and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Closing cost(1)	¥260,920	¥249,609	$2,672
Gross unrealized appreciation	90,760	104,056	1,114
Gross unrealized depreciation	(97,987)	(86,497)	(926)

Closing fair value	¥253,693	¥267,168	$2,860

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the performance of the investments held by investment company subsidiaries during the period:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2008	2009	2010	2010
Opening fair value	¥487,059	¥306,354	¥253,693	$2,716
Purchase / (sales) of investees during the period(1)	(250,067)	36,414	(5,004)	(54)
Realized gains / (losses) during the period(2)	76,082	49,493	(2,212)	(24)
Change in unrealized gains / (losses) during the period	(6,720)	(138,568)	20,691	222

Closing fair value	¥306,354	¥253,693	¥267,168	$2,860

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the adjusted historical cost of the investment.

7. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese government, agency, mortgage-backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2009	2010	2010
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥10,742	¥22,378	$240
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheets) or repledged	8,631	19,640	210

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed in parentheses as Securities pledged as collateral in Trading assets on the consolidated balance sheets as of March 31, 2009 and 2010, respectively. Assets owned, which have been pledged as collateral, primarily to

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Trading assets:
Equities and convertible securities	¥78,432	¥7,623	$82
Government and government agency securities	495,043	2,144,648	22,962
Bank and corporate debt securities	312,729	169,251	1,812
Commercial mortgage-backed securities (CMBS)	—	26,072	279
Residential mortgage-backed securities (RMBS)	—	704,016	7,538
Mortgage and mortgage-backed securities	—	32,740	350
Collateralized debt obligation (CDO)	—	16,522	177
Investment trust funds and other	52	6,048	65

	¥886,256	¥3,106,920	$33,265

Non-trading debt securities	¥108,700	¥98,860	$1,058
Investments in and advance to affiliated companies	¥35,682	¥35,933	$385

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Loans and receivables	¥7,408	¥389	$4
Trading assets	3,145,982	2,275,746	24,366
Office buildings, land, equipment and facilities	51,153	24,947	267
Non-trading debt securities	55,244	143,029	1,531
Other	—	12,738	137

	¥3,259,787	¥2,456,849	$26,305

Assets in the above tables were primarily pledged for other secured borrowings and secured borrowings including secured financing transactions that are accounted for as financing rather than sales, and derivative transactions. See Note 12, “Borrowings”, for further information regarding trading balances of secured borrowings.

8. Securitization and Variable Interest Entities (VIEs):

Securitization

Nomura utilizes special purpose entities (“SPEs”), to securitize commercial and residential mortgage loans, government and corporate debt securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accordance with ASC 860 which requires Nomura to account for the transfer as a sale when Nomura relinquishes control over the assets. Control is deemed to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a Qualified Special Purpose Entity (“QSPE”), the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPE. Any such interests are accounted for at fair value and included in Trading assets within the consolidated balance sheets, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions including: forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. During the year ended March 31, 2009 and 2010, proceeds received by Nomura from new securitizations were ¥137 billion and ¥210 billion ($2.24 billion), respectively, and recognized gains (losses) on sale were ¥203 million and (¥22 million) ($0.24 million), respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥1,122 billion and ¥1,657 billion ($17.74 billion) as of March 31, 2009 and 2010, respectively. Total assets held by such SPEs were ¥1,198 billion and ¥1,549 billion ($16.59 billion) as of March 31, 2009 and 2010, respectively. Nomura’s retained interests were ¥7 billion and ¥134 billion ($1.44 billion), as of March 31, 2009 and 2010, respectively. For the year ended March 31, 2009 and 2010, Nomura received ¥1 billion and ¥5 billion ($0.05 billion), respectively, from the SPEs on interests held in SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥29 billion and ¥30 billion ($0.33 billion) as of March 31, 2009 and 2010. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following table sets forth the key economic assumptions used to determine the fair value of the firm’s retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen
	As of March 31, 2010
	Material retained interest held(1)	Translation into millions of U.S. dollars
Fair value of retained interests	¥133	$1.42
Weighted-average life (Years)	4.7
Constant prepayment rate	8.6%
Impact of 10% adverse change	(0.6)	(0.01)
Impact of 20% adverse change	(1.0)	(0.01)
Discount rate	4.5%
Impact of 10% adverse change	(2.1)	(0.02)
Impact of 20% adverse change	(4.1)	(0.04)

(1)	The sensitivity analysis has been performed for material retained interests held of ¥133 billion ($1.42 billion) out of a total retained interest of ¥134 billion ($1.44 billion).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in fair value based on a 10% or 20% adverse changes generally cannot be extrapolated as the relationship between the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices which may be undertaken under similar stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. The transfers are accounted for as secured financing transactions within Long-term borrowings.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2009	2010	2010
Assets
Trading assets
Equities	¥136	¥538	$5.76
Debt securities	246	205	2.20
Mortgage and mortgage-backed securities	84	127	1.36
Loans	—	29	0.31

Total	¥466	¥899	$9.63

Liabilities
Long-term borrowings	¥443	¥758	$8.12

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and also as underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which it is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds which are VIEs, and for which Nomura is the primary beneficiary.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of the consolidated VIEs’ assets and liabilities. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2009	2010	2010
Consolidated VIE assets
Cash and cash equivalents	¥50	¥36	$0.39
Trading assets
Equities	362	222	2.38
Debt securities	52	49	0.52
Mortgage and mortgage-backed securities	123	46	0.49
Investment trust funds and other	8	0	0.00
Derivatives	12	1	0.01
Private equity investments	—	1	0.01
Office buildings, land, equipment and facilities	51	24	0.26
Other	32	68	0.73

Total	¥690	¥447	$4.79

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥—	¥12	$0.13
Mortgage-backed securities	26	—	—
Derivatives	2	1	0.01
Borrowings
Short-term borrowings	—	2	0.02
Long-term borrowings	251	138	1.48
Other	28	18	0.19

Total	¥307	¥171	$1.83

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary or holds variable interests in VIEs sponsored by Nomura. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed securitizations as well as other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; guarantees and residual interests regarding leveraged and operating leases for aircraft held by VIEs; and loans and investments in VIEs that acquire operating businesses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs in which Nomura holds significant variable interests, or interests in VIEs that Nomura sponsored, and the maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with Nomura’s involvement with VIEs are limited to the amount recorded in the consolidated balance sheets, and any amount of commitments and financial guarantees provided to the VIEs. The notional amount of derivative instruments generally exceeds the amount of actual risk to which Nomura is exposed.

	Billions of yen
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥84	¥—	¥84
Debt securities	24	—	24
Mortgage and mortgage-backed securities	89	—	89
Investment trust fund and other	4	—	4
Derivatives	55	0	116
Loans
Short-term	39	—	39
Long-term	9	—	9
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	23

Total	¥304	¥0	¥388

	Billions of yen
	March 31, 2010
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥98	¥—	¥98
Debt securities	27	—	27
Mortgage and mortgage-backed securities	54	—	54
Investment trust fund and other	3	—	3
Derivatives	2	10	34
Loans
Short-term	31	—	31
Long-term	74	—	74
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	8

Total	¥289	¥10	¥329

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into billions of U.S dollars
	March 31, 2010
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	$1.05	$—	$1.05
Debt securities	0.29	—	0.29
Mortgage and mortgage-backed securities	0.58	—	0.58
Investment trust fund and other	0.03	—	0.03
Derivatives	0.02	0.11	0.36
Loans
Short-term	0.33	—	0.33
Long-term	0.79	—	0.79
Other	0.00	—	0.00
Commitments to extend credit and other guarantees	—	—	0.09

Total	$3.09	$0.11	$3.52

9. Receivables and payables

Loans receivable consists primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities (“financing activity loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

For each of these types of loans, the following table presents the total recorded investment or fair value for those loans elected for the fair value option:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Loans at banks	¥214,390	¥318,087	$3,406
Financing activity loans	191,489	855,284	9,157
Margin transaction loans	67,442	113,366	1,214
Inter-bank money market loans	45,858	23,638	253

Loans receivable total	¥519,179	¥1,310,375	$14,030

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible against Loans receivable, Receivables from customers and Receivables from other than customers which are not elected for the fair value option. Changes in the Allowance for doubtful accounts are presented below:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Balance at beginning of year	¥2,027	¥1,399	¥3,765	$40
Provision for losses	149	3,089	2,214	24
Charge-offs	(252)	(318)	(1,637)	(18)
Other	(525)	(405)	1,083	12

Balance at end of year	¥1,399	¥3,765	¥5,425	$58

Net receivables/payables arising from unsettled securities transactions are included in Receivables from other than customers amounting to ¥480,182 million as of March 31, 2009 and ¥95,954 million ($1,027 million) as of March 31, 2010.

10. Business combinations:

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia-Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions have strengthened Nomura’s wholesale and investment banking businesses and expanded its global capabilities.

Nomura also acquired Lehman’s specialized service companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd, Lehman Brothers Financial Services (India) Private Ltd and Lehman Brothers Structured Finance Services Private Ltd. These three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia-Pacific by supporting IT operations, financial control and global risk management.

Nomura has accounted for these acquisitions as a business combination and therefore the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The purchase price allocation of total acquisition cost to the acquired assets and the assumed liabilities was completed by September 30, 2009. Goodwill increased by ¥10,206 million ($109 million) from the preliminary estimate of ¥13,018 million recognized as of March 31, 2009 to ¥23,224 million ($249 million) as of September 30, 2009. The increase is mainly due to costs incurred in restructuring certain of the acquired businesses. Nomura incurred costs of ¥48,159 million ($516 million) for these acquisitions from acquisition date through to September 30, 2009. Compared to March 31, 2009, costs incurred increased by ¥5,296 million ($57 million) mainly due to the acquisition of Lehman Brothers Fixed Income Securities Private Ltd., a primary dealer in India in June 2009. The assumed liabilities related to this acquisition were ¥26,241 million ($281 million) as of September 30, 2009, an increase of ¥8,958 million ($96 million), compared to March 31, 2009, primary due to costs of relocating and terminating certain employees of the acquired businesses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a summary of the fair value of the assets acquired, including goodwill, and the liabilities assumed, as of the acquisition date, which were completed by September 30, 2009:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥7,815	$84
Loans and receivables	1,419	15
Office buildings, land, equipment and facilities	23,016	246
Intangible assets(1)	26,420	283
Other	6,130	66

Total assets	¥64,800	$694

Liabilities:
Payables and deposits	¥11,080	$119
Other	28,785	308

Total liabilities	39,865	427

Net assets	24,935	267

Acquisition costs(2)	48,159	516

Goodwill(3)	¥23,224	$249

(1)	Intangible assets primarily comprise the fair value of customer relationships and favorable lease agreements, which will be amortized based on a weighted-average amortization period of 10 years with no residual value.
(2)	Acquisition costs primarily comprise the fair value of consideration given and direct acquisition costs incurred.
(3)	Goodwill represents the value expected from benefits created from strengthening Nomura’s wholesale and investment banking businesses and expanding its global operations by integrating Lehman’s customer base. Among this amount, ¥15 billion ($0.16 billion) has been allocated to Nomura’s Global Markets segment and the remaining ¥8 billion ($0.09 billion) to its Investment Banking segment at the acquisition date. ¥8 billion ($0.09 billion) of goodwill is deductible for Japan tax purposes.

In addition, to restructuring of the acquired businesses, management also initiated a restructuring of Nomura’s existing activities at the end of 2008. For the years ended March 2009 and 2010, total restructuring costs of ¥7 billion and ¥2 billion ($0.02 billion) respectively have been recognized in the consolidated statements of operations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited condensed combined pro forma financial information presents the results of operations as if the acquisitions had been completed as of April 1, 2007.

	Millions of yen, except per share amounts
	Year ended March 31
	2008	2009
Total revenue	¥2,297,185	¥679,920
Net income (loss) attributable to NHI	114,883	(794,081)
Basic EPS	60.20	(408.92)
Diluted EPS	60.01	(410.55)

The unaudited condensed combined pro forma financial information is presented for illustrative purposes only and is not indicative of the actual consolidated financial results that would have been reported had the acquisitions actually taken place as of April 1, 2007. It also is not indicative of the results of operations in future periods.

11. Other assets—Other / Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Other assets—Other:
Securities received as collateral	¥32,079	¥5,503	$59
Goodwill and other intangible assets	130,972	134,015	1,435
Deferred tax assets	334,123	308,679	3,305
Investments in equity securities for other than operating purposes(2)	5,978	9,636	104
Other	220,091	140,913	1,509

Total	¥723,243	¥598,746	$6,412

Other liabilities:(1)
Obligation to return securities received as collateral	¥32,079	¥5,503	$59
Accrued income taxes	10,593	28,015	300
Other accrued expenses and provisions	360,867	411,327	4,404
Other	64,035	50,138	538

Total	¥467,574	¥494,983	$5,301

(1)	Amounts reported as of March 31, 2009 reflect retrospective application of updated noncontrolling interests guidance.
(2)	Other assets—Other includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥2,844 million and ¥3,134 million, respectively as of March 31, 2009, and ¥5,236 million ($56 million) and ¥4,400 million ($47 million) respectively, as of March 31, 2010. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of operations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in goodwill, which are included in the consolidated balance sheets within Other assets-Other, are as follows.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2009		2010		2010
Balance at beginning of year	¥62,990		¥70,459		$754
Increases due to business combinations	14,288	(1)	13,003	(3)	140
Impairment	(1,362)		—		—
Other	(5,457	)(2)	(3,644)	(4)	(39)

Balance at end of year	¥70,459		¥79,818		$855

(1)	¥13,018 million is related to Lehman and ¥1,270 million is related to Chi-X Global Technology which is a subsidiary of Instinet Incorporated (“Instinet”).
(2)	Decrease of ¥5,393 million is related to currency translation adjustments.
(3)	¥10,206 million ($109 million) is related to Lehman and ¥1,193 million ($13 million) is related to Torc Investments & Research, which is a subsidiary of Instinet. In addition, ¥902 million ($10 million) is related to NikkoCiti Trust and Banking Corporation, which is a subsidiary of The Nomura Trust & Banking Co., Ltd. and changed its name to NCT Trust and Banking Corporation on March 1, 2010. In addition, ¥702 million ($8 million) relates to the acquisition in March 2010, of Nexen Energy Marketing London (which became a subsidiary of Nomura European Investment Limited).
(4)	Decrease of ¥3,560 million ($38 million) relates to currency translation adjustments.

The gross carrying amounts of other intangible assets subject to amortization were ¥59,677 million and ¥59,513 million ($637 million) as of March 31, 2009 and 2010, respectively. These amounts primarily comprise customer relationships related to the acquisitions of Instinet and Lehman, which will be amortized based on a weighted-average amortization period of 15 years and 10 years, respectively. The gross carrying amounts of other intangible assets not subject to amortization were ¥8,394 million and ¥8,015 million ($86 million) as of March 31, 2009 and 2010, respectively. Accumulated amortization of other intangible assets amounted to ¥7,558 million and ¥13,331 million ($143 million) as of March 31, 2009 and 2010, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Borrowings:

Short-term and long-term borrowings of Nomura as of March 31, 2009 and 2010 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Short-term borrowings(1):
Commercial paper	¥318,675	¥484,614	$5,189
Bank borrowings	796,742	631,879	6,765
Other	67,957	185,171	1,982

Total	¥1,183,374	¥1,301,664	$13,936

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥1,993,324	¥2,235,948	$23,940
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	923,086	1,157,449	12,392
Non-Japanese yen denominated	10,716	534,494	5,723
Floating-rate obligations:
Japanese yen denominated	131,971	139,824	1,497
Non-Japanese yen denominated	264,925	194,427	2,082
Index / Equity-linked obligations:
Japanese yen denominated	1,436,840	1,434,094	15,354
Non-Japanese yen denominated	279,138	744,428	7,970

	3,046,676	4,204,716	45,018

Sub-Total	5,040,000	6,440,664	68,958

Trading balances of secured borrowings	443,028	758,397	8,120

Total	¥5,483,028	¥7,199,061	$77,078

(1)	Includes secured borrowings of ¥17,380 million as of March 31, 2009 and ¥25,411 million ($272 million) as of March 31, 2010.
(2)	Includes secured borrowings of ¥29,898 million as of March 31, 2009 and ¥30,879 million ($331 million) as of March 31, 2010.
(3)	Includes secured borrowings of ¥171,225 million as of March 31, 2009 and ¥66,078 million ($707 million) as of March 31, 2010.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by those financial assets without recourse to Nomura, rather than sales under ASC 860. These borrowings are part of Nomura’s trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Debt issued by the Company	¥1,974,286	¥2,674,768	$28,638
Debt issued by subsidiaries—guaranteed by the Company	1,706,250	2,145,020	22,966
Debt issued by subsidiaries—not guaranteed by the Company(1)	1,802,492	2,379,273	25,474

Total	¥5,483,028	¥7,199,061	$77,078

(1)	Includes trading balances of secured borrowings.

As of March 31, 2009, fixed-rate long-term borrowings are due between 2009 and 2023 at interest rates ranging from 0.10% to 7.00%. Floating-rate obligations, which are generally based on LIBOR, are due between 2009 and 2018 at interest rates ranging from 0.57% to 3.91%. Index / Equity-linked obligations are due between 2009 and 2043 at interest rates ranging from 0.00% to 32.70%.

As of March 31, 2010, fixed-rate long-term borrowings are due between 2010 and 2056 at interest rates ranging from 0.10% to 7.00%. Floating-rate obligations, which are generally based on LIBOR, are due between 2010 and 2052 at interest rates ranging from 0.04% to 3.95%. Index / Equity-linked obligations are due between 2010 and 2042 at interest rates ranging from 0.00% to 23.95%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, including the effect of hedges, were as follows:

	March 31
	2009	2010
Short-term borrowings	0.98%	0.94%
Long-term borrowings	1.56%	1.60%
Fixed-rate obligations	0.81%	2.03%
Floating-rate obligations	1.54%	1.14%
Index / Equity-linked obligations	1.89%	1.62%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2009 consist of the following:

Year ending March 31	Millions of yen
2010	¥489,472
2011	389,742
2012	710,933
2013	566,685
2014	440,053
2015 and thereafter	2,443,115

Sub-Total	5,040,000

Trading balances of secured borrowings	443,028

Total	¥5,483,028

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2010 consist of the following:

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2011	¥477,200	$5,109
2012	742,663	7,951
2013	885,951	9,486
2014	418,999	4,486
2015	866,280	9,275
2016 and thereafter	3,049,571	32,651

Sub-Total	6,440,664	68,958

Trading balances of secured borrowings	758,397	8,120

	¥7,199,061	$77,078

Borrowing facilities

As of March 31, 2009 and 2010, Nomura had unutilized borrowing facilities of ¥256,230 million and ¥172,309 million ($1,845 million), respectively.

Subordinated borrowings

As of March 31, 2009 and 2010, subordinated borrowings were ¥949,098 million and ¥908,755 million ($9,730 million), respectively.

Convertible Bonds

On December 16, 2008, Nomura issued Subordinated Unsecured Convertible Bonds No.1 (the “Convertible Bonds”) totaling ¥110 billion at par. As of March 31, 2010, all of the Convertible Bonds had been exercised.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of operations. Basic EPS is calculated by dividing net income attributable to NHI by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income attributable to NHI is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by affiliates.

A reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI common shareholders per share (basic and diluted) is as follows:

	Yen amounts in millions except per share data presented in yen			Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Basic—
Net income (loss) attributable to NHI	¥(67,847)	¥(708,192)	¥67,798	$726

Weighted average number of shares outstanding	1,908,399,176	1,941,906,637	3,126,790,289

Net income (loss) attributable to NHI common shareholders per share	¥(35.55)	¥(364.69)	¥21.68	$0.23

Diluted—
Net income (loss) attributable to NHI	¥(67,849)	¥(708,207)	¥67,784	$726

Weighted average number of shares outstanding	1,907,307,701	1,934,159,290	3,139,394,052

Net income (loss) attributable to NHI common shareholders per share	¥(35.57)	¥(366.16)	¥21.59	$0.23

In determining diluted EPS, net income (loss) attributable to NHI has been adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the years ended March 31, 2008, 2009 and 2010 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects potential decrease in number of common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would individually increase loss per share in the years ended March 31, 2008 and 2009. Also the weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would reduce EPS in the year ended March 31, 2010.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Antidilutive stock options to purchase 14,058,600 and 12,436,800 common shares as of March 31, 2008, and 2010, respectively, were not included in the computation of diluted EPS. Also antidilutive stock options and convertible bonds to purchase or convert to 266,942,428 common shares as of March 31, 2009, were not included in the computation of diluted EPS.

14. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government bond rates. This plan amendment contributed to a reduction in the benefit obligations of the subsidiaries.

Substantially all overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥7,628 million and ¥4,862 million ($52 million) as of March 31, 2009, and 2010, respectively.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans includes the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Service cost	¥9,395	¥9,706	¥8,719	$93
Interest cost	4,928	5,058	4,307	46
Expected return on plan assets	(4,118)	(3,543)	(3,023)	(32)
Amortization of net actuarial losses	1,452	3,260	4,735	51
Amortization of prior service cost	86	(202)	(1,148)	(12)

Net periodic benefit cost	¥11,743	¥14,279	¥13,590	$146

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in projected benefit obligation and the fair value of plan assets, as well as a summary of the funded status:

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2009	2010	2010
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥244,338	¥229,881	$2,461
Service cost	9,706	8,719	93
Interest cost	5,058	4,307	46
Actuarial loss	1,596	(13,218)	(141)
Benefits paid	(12,533)	(14,423)	(154)
Plan amendment	(18,332)	—	—
Other	48	495	5

Projected benefit obligation at end of year	¥229,881	¥215,761	$2,310

Change in plan assets:
Fair value of plan assets at beginning of year	¥141,685	¥116,484	$1,247
Actual return on plan assets	(26,740)	12,927	138
Employer contributions	7,303	993	11
Benefits paid	(5,876)	(7,772)	(83)
Other	112	—	—

Fair value of plan assets at end of year	¥116,484	¥122,632	$1,313

Funded status at end of year	(113,397)	(93,129)	(997)

Amounts recognized in the consolidated balance sheets	¥(113,397)	¥(93,129)	$(997)

As a result of a plan amendment for a part of the defined benefit plans, the projected benefit obligation decreased by ¥18,332 million as of December 31, 2008 and resulted in an unrecognized prior service cost, which will be recognized in future service periods.

The accumulated benefit obligation was ¥226,615 million and ¥212,183 million ($2,272 million) as of March 31, 2009 and 2010, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2009 and 2010 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Plans with ABO in excess of plan assets:
PBO	¥229,881	¥215,761	$2,310
ABO	226,615	212,183	2,272
Fair value of plan assets	116,484	122,632	1,313
Plans with PBO in excess of plan assets:
PBO	¥229,881	¥215,761	$2,310
ABO	226,615	212,183	2,272
Fair value of plan assets	116,484	122,632	1,313

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ended March 31
	2010	2010
Net actuarial loss	¥70,645	$756
Net prior service cost	(15,334)	(164)

Total	¥55,311	$592

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ending March 31
	2011	2011
Net actuarial loss	¥3,189	$34
Net prior service cost	(1,090)	(12)

Total	¥2,099	$22

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2009	2010
Discount rate	2.0%	2.2%
Rate of increase in compensation levels	2.5%	2.5%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2008	2009	2010
Discount rate	2.1%	2.0%	2.2%
Rate of increase in compensation levels	3.7%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

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

Plan Assets

The Nomura’s plan assets are managed with an objective to secure necessary plan assets in the long term to enable future pension payouts. While targeting to achieve the long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 23% in equities (includes private equity), 50% in debt securities, 15% in life insurance company general accounts and 12% in other. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in prerequisites for the portfolio.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about the plan assets at fair value as of March 31, 2010 within the fair value hierarchy. For details of the levels of inputs used to measure the fair value, see Note 3, “Fair value of financial instruments.”

Japanese entities’ plans—

	Millions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Balance as of March 31, 2010
Pension plan assets:
Equities	¥28,803	¥—	¥—	¥28,803
Private equity	—	—	892	892
Japanese government securities	48,365	—	—	48,365
Japanese agency and municipal securities	275	—	—	275
Foreign government securities	3,751	—	—	3,751
Bank and corporate debt securities	—	520	—	520
Investment trust funds and other(1)	—	11,230	9,371	20,601
Life insurance company general accounts	—	18,204	—	18,204
Other assets	—	1,221	—	1,221

Total	¥81,194	¥31,175	¥10,263	¥122,632

	Translation into millions of U.S. dollars
	March 31, 2010
	Level 1	Level 2	Level 3	Balance as of March 31, 2010
Pension plan assets:
Equities	$308	$—	$—	$308
Private equity	—	—	10	10
Japanese government securities	518	—	—	518
Japanese agency and municipal securities	3	—	—	3
Foreign government securities	40	—	—	40
Bank and corporate debt securities	—	6	—	6
Investment trust funds and other(1)	—	120	100	220
Life insurance company general accounts	—	195	—	195
Other assets	—	13	—	13

Total	$869	$334	$110	$1,313

(1)	Includes hedge funds and real estate funds.

The fair value of the non-Japan plan assets as of March 31, 2010 is ¥2,945 million ($32 million), ¥18,350 million ($196 million) and ¥1,658 million ($18 million) for Level 1, Level 2 and Level 3, respectively.

Level 1 includes principally equity securities and government securities. Unadjusted quoted prices in active markets for identical assets that Nomura has the ability to access at the measurement date are classified as Level 1. Level 2 includes principally investment trust funds, corporate debt securities and investments in life insurance company’s general accounts. Pooled funds are valued at their net asset values as calculated by the sponsor of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about the plan assets for which Nomura has utilized Level 3 inputs to determine fair value.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31, 2010
	Balance as of April 1, 2009	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2010
Private equity	¥980	¥(12)	¥(76)	¥—	¥892
Investment trust funds and other	1,411	4	7,956	—	9,371

Total	¥2,391	¥(8)	¥7,880	¥—	¥10,263

	Translation into millions of U.S. dollars
	Year ended March 31, 2010
	Balance as of April 1, 2009	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2010
Private equity	$11	$(0)	$(1)	$—	$10
Investment trust funds and other	15	0	85	—	100

Total	$26	$(0)	$84	$—	$110

For plan assets, Nomura adopted ASU 2009-12 as of April 1, 2009.

The fair value of Level 3 of non-Japan plans, consisting of real estate funds, was ¥1,489 million and ¥1,658 million ($18 million) as of March 31, 2009 and March 31, 2010, respectively. The amount of gains and loss, purchases and sales relating to these assets during the year ended March 31, 2010 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥13,656 million ($146 million) to Japanese entities’ plans in the year ending March 31, 2011 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2011	¥8,745	$94
2012	8,527	91
2013	8,424	90
2014	8,638	92
2015	9,351	100
2016-2020	51,721	554

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, Nomura Securities Co., Ltd., and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥905 million, ¥1,415 million and ¥3,021 million ($32 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2008, 2009, and 2010, respectively.

The contributions to overseas defined contribution pension plans were ¥3,836 million, ¥4,711 million and ¥5,712 million ($61 million) for the years ended March 31, 2008, 2009 and 2010, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for the future cost. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥6,179 million, ¥6,200 million and ¥5,820 million ($62 million) for the years ended March 31, 2008, 2009 and 2010, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate–estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average amounts on the grant date fair value of options granted during the years ended March 31, 2008, 2009 and 2010 were ¥496, ¥281 and ¥173 ($2) per share, respectively. The weighted-average assumptions used for the years are as follows:

	Year ended March 31
	2008	2009	2010
Expected volatility	33.85%	32.73%	40.06%
Expected dividends yield	1.54%	2.28%	3.25%
Expected lives (in years)	6	6	6
Risk-free interest rate	1.65%	1.43%	1.01%

Activity related to these stock option plans (A-plan) is as follows:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding as of March 31, 2007	7,527,000	¥1,746	4.4
Granted	2,016,000	2,382
Exercised	(504,200)	1,590
Repurchased	—	—
Forfeited	(38,000)	1,987
Expired	—	—

Outstanding as of March 31, 2008	9,000,800	1,891	4.1
Granted	2,088,000	1,460
Exercised	(21,500)	1,336
Repurchased	—	—
Forfeited	(6,000)	2,045
Expired	—	—

Outstanding as of March 31, 2009	11,061,300	1,645	3.7
Granted	2,585,000	767
Exercised	—	—
Repurchased	—	—
Forfeited	(43,500)	1,457
Expired	(1,166,000)	1,600

Outstanding as of March 31, 2010	12,436,800	¥1,371	3.8

The total intrinsic value of options exercised during the years ended March 31, 2008 and 2009 was ¥308 million and ¥5 million, respectively. The options were not exercised during the years ended March 31, 2010. The aggregate intrinsic value of options outstanding as of March 31, 2010 was ¥nil.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table details the distribution of the options as of March 31, 2010:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥1,969	1,992,000	¥1,969	4.3	1,992,000	¥1,969
¥1,820	1,798,000	1,820	3.3	1,798,000	1,820
¥1,353	2,073,000	1,353	5.4	—	—
¥1,337	1,230,000	1,337	0.2	1,230,000	1,337
¥1,330	1,247,000	1,330	1.2	1,247,000	1,330
¥1,167	1,516,300	1,167	2.3	1,516,300	1,167
¥ 767	2,580,500	767	6.4	—	—

Total	12,436,800	¥1,371	3.8	7,783,300	¥1,576

As of March 31, 2008, 2009 and 2010, options exercisable was 5,189,800, 6,972,300 and 7,783,300, respectively.

Stock unit plans (B-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock unit plans for employees (directors, executive officers and certain employees). These stock units vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. The exercise price is a nominal ¥1 per share.

Activity related to these stock unit plans (B-plan) is as follows:

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding as of March 31, 2007	6,468,500	¥1,978
Granted	8,769,800	2,314
Exercised	(1,670,600)	1,398
Repurchased	—	—
Forfeited	(903,200)	2,356
Expired	—	—

Outstanding as of March 31, 2008	12,664,500	2,260
Granted	8,223,900	1,560
Exercised	(2,779,700)	2,248
Repurchased	—	—
Forfeited	(561,600)	1,958
Expired	—	—

Outstanding as of March 31, 2009	17,547,100	1,944
Granted	12,524,300	618
Exercised	(6,122,900)	2,283
Repurchased	—	—
Forfeited	(2,333,400)	726
Expired	—	—

Outstanding as of March 31, 2010	21,615,100	¥1,211

As of March 31, 2010, there was ¥3,577 million ($38 million) of total unrecognized compensation cost related to stock unit plans. Such cost is expected to be recognized over a weighted-average period of 1.2 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total fair value of shares vested during the years ended March 31, 2008, 2009 and 2010 was ¥5,421 million, ¥5,778 million and ¥5,593 million ($60 million), respectively.

Total stock-based compensation expense included in income (loss) before income taxes for the years ended March 31, 2008, 2009 and 2010 was ¥13,188 million, ¥16,476 million and ¥9,737 million ($104 million), respectively. Total related tax benefits recognized in earnings for stock-based compensation expense for the years ended March 31, 2008, 2009 and 2010 was ¥990 million, ¥1,045 million and ¥291 million ($3 million), respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations. Cash received from exercise of the stock-based compensation plans during the year ended March 31, 2010 was ¥6 million ($0.1 million) and the tax benefit realized from exercise of the stock options was ¥352 million ($4 million).

Subsequent events

On April 30, 2010, the Company adopted a resolution to issue stock acquisition rights No. 34, No. 35 and No. 36 of common stock pursuant to the Company’s stock unit plans (B-plan) for directors and certain employees of the Company and subsidiaries and has issued stock acquisition right on May 18, 2010. The total number of stock acquisition rights to be issued is 135,922 for the acquisition of 13,592,200 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights No. 34, No. 35 and No. 36 vest and are exercisable two or three years after the grant date, and expire seven years after the grant date.

Other than the above mentioned stock unit plans, the Company also offers another compensation plan linked to the Company’s stock price. The employees (directors, executive officers and certain employees) covered by this plan must provide service as the employees of the Company for a specified service period in order to receive payments under this plan and also are subject to forfeitures due to termination of employment under certain conditions. In April 2010, the Company authorized to make the compensation payment based on the Company’s stock price in the amount of approximately ¥66.2 billion in the future. (The compensation amount is computed based on the Company’s stock price as of April 30, 2010. The average period to the payment date is approximately two years.) The Company will pay either in cash or an equivalent amount of assets with the value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

16. Income taxes:

The components of income tax expense reflected in the consolidated statements of operations are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Current:
Domestic	¥133,196	¥7,635	¥12,988	$139
Foreign	9,924	5,142	4,599	49

Sub Total	143,120	12,777	17,587	188

Deferred:
Domestic	(114,132)	(84,072)	28,207	302
Foreign	(25,729)	441	(8,633)	(92)

Sub Total	(139,861)	(83,631)	19,574	210

Total	¥3,259	¥(70,854)	¥37,161	$398

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax benefit recognized from net operating losses for the year ended March 31, 2009 and March 31, 2010 totaled ¥69,205 million and ¥10,374 million ($111 million), respectively.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, Nomura’s domestic effective statutory tax rate is approximately 41%.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated statements of operations to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2008(1)	2009(1)	2010
Normal effective statutory tax rate	41.0%	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	(165.5)	(27.6)	6.7
Taxable items to be added on financial profit	(3.2)	(0.1)	10.8
Non-deductible expenses	(24.9)	(3.8)	10.5
Non-taxable revenue	13.7	2.9	(7.8)
Dividends from foreign subsidiaries	—	—	1.0
Tax effect of undistributed earnings of foreign subsidiaries	15.8	(0.7)	0.1
Different tax rate applicable to income (loss) of foreign subsidiaries	(2.9)	(9.9)	(26.9)
Tax benefit recognized on the devaluation of investment in foreign subsidiaries	120.9	7.5	—
Other	0.1	(0.2)	(0.1)

Effective tax rate	(5.0)%	9.1%	35.3%

(1)	Certain prior period amounts have been reclassified in accordance with updated guidance for the accounting and reporting of noncontrolling interests.

The net deferred tax assets of ¥334,123 million and ¥308,679 million ($3,305 million) included in Other assets—Other in the consolidated balance sheets as of March 31, 2009 and 2010, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥34,552 million and ¥15,667 million ($168 million) included in Other liabilities in the consolidated balance sheets as of March 31, 2009 and 2010, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of deferred tax assets and liabilities are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2009		2010	2010
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥18,576		¥11,175	$120
Investments in subsidiaries and affiliates	241,506		174,529	1,869
Valuation of financial instruments	232,595		268,588	2,876
Accrued pension and severance costs	59,064		47,786	512
Other accrued expenses and provisions	70,899		81,375	871
Operating losses	343,581		351,101	3,759
Other	4,303		5,160	54

Gross deferred tax assets	970,524		939,714	10,061
Less—Valuation allowance	(493,906)		(501,554)	(5,370)

Total deferred tax assets	476,618		438,160	4,691

Deferred tax liabilities
Investments in subsidiaries and affiliates	56,398		66,218	709
Valuation of financial instruments	59,065		46,865	502
Undistributed earnings of foreign subsidiaries	5,114		5,258	56
Valuation of fixed assets	22,982		19,196	206
Reclassification of convertible bonds	28,340	(1)	—	—
Other	5,148		7,611	81

Total deferred tax liabilities	177,047		145,148	1,554

Net deferred tax assets	¥299,571		¥293,012	$3,137

(1)	See Consolidated Statements of Cash Flows, for further information on the convertible bonds.

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of Nomura believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets are shown below:

	Millions of yen						Translation into millions of U.S. dollars
	Year ended March 31
	2008		2009		2010		2010
Balance at beginning of year	¥280,207		¥326,634		¥493,906		$5,288
Net change during the year	46,427	(1)	167,272	(2)	7,648	(3)	82	(3)

Balance at end of year	¥326,634		¥493,906		¥501,554		$5,370

(1)

Includes ¥9,491 million related to foreign subsidiaries which is mainly due to the increase of non-recoverability of losses in certain U.S. subsidiaries and the decrease of allowance for deferred tax assets

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

previously recorded on certain European subsidiaries, and ¥36,550 million related to the Company, which is due to the allowance for the non-recoverability of future realizable losses on local taxes. These allowances against deferred tax assets are determined based on a review of future realizable value.

(2)	Includes ¥121,273 million related to foreign subsidiaries which is mainly due to an increase in non-recoverability of losses in certain U.S. subsidiaries and in certain European subsidiaries, ¥25,817 million related to subsidiaries in Japan and ¥20,182 million related to the Company, which is due to the allowance for the non-recoverability of future realizable losses on local taxes. These allowances against deferred tax assets are determined based on a review of future realizable value.
(3)	Includes ¥8,313 million ($89 million) and ¥2,667 million ($29 million) related to subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries and in certain subsidiaries in Japan, negative ¥3,332 million ($36 million) related the Company which is due to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥7,648 million ($82 million) of allowances increased for the year ended March 31, 2010. These allowances against deferred tax assets are determined based on a review of future realizable value.

As of March 31, 2010, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥1,498 million ($16 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

As of March 31, 2010, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,186,873 million ($12,707 million) resulting from certain U.S. and European subsidiaries. These losses, except for ¥474,252 million ($5,078 million), which can be carried forward indefinitely, expire as follows: 2010 through 2017—¥387,757 million ($4,152 million), 2018 and thereafter—¥324,864 million ($3,477 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognised tax benefits as of the date of adoption of ASC 740 and that as of March 31, 2010 were ¥nil. Also there were no movements of the gross amounts in unrealized tax benefits and the amounts of interest and penalties recognised due to the unrealized tax benefits during the year ended March 2010. Nomura recognises the accrual of interest related to unrecognised tax benefits and penalties related to unrecognised tax benefits, if there are any, in Income tax expense in the consolidated statements of operations.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom and United States. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits would be established if necessary, which Nomura believes to be adequate with regards to the potential for additional exposure. It is reasonably possible that there may be a significant increase in unrecognised tax benefits within 12 months of March 31, 2010. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognised tax benefits would have a material effect on its financial condition.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which we remain subject to examination. Under Hong Kong SAR tax law, the time bar does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2005	(1)
UK	2008
USA	2004

(1)	For transfer pricing, the earliest year in which Nomura remains subject to examinations is 2004.

17. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2008	2009	2010
Number of shares outstanding at beginning of year	1,907,049,871	1,906,885,059	2,604,779,843
New issue	—	695,172,900	800,000,000
Conversion of convertible bonds	—	—	258,040,481

Common stock held in treasury:
Repurchases of common stock	(2,344,149)	(74,263)	(26,857)
Sales of common stock	12,776	32,162	6,328
Common stock issued to employees	2,174,800	2,801,200	6,122,900
Other net change in treasury stock	(8,239)	(37,215)	121,919

Number of shares outstanding at end of year	1,906,885,059	2,604,779,843	3,669,044,614

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan. Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2009 and 2010, the amounts available for distributions were ¥537,260 million and ¥546,483 million ($5,851 million), respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated books of account maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated books of account have no effect on the determination of the amounts available for distributions under the Companies Act of Japan.

Retained earnings include Nomura’s share of Investee undistributed earnings which have been accounted for based on the equity method, and those Nomura’s share of Investee undistributed earnings amounted to ¥66,916 million and ¥72,405 million ($775 million) as of March 31, 2009 and 2010, respectively.

Dividends on common stock per share were ¥34 for the year ended March 31, 2008, ¥25.5 for the year ended March 31, 2009 and ¥8 ($0.09) for the year ended March 31, 2010.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2009 and 2010, 1,185 thousand shares, or ¥2,348 million, and 1,063 thousand shares, or ¥2,189 million ($23 million), held by affiliated companies, respectively.

Nomura issued 661,572,900 shares and 33,600,000 shares through a public offering and third-party allotment, respectively in March, 2009. In addition, Nomura issued 766,000,000 shares and 34,000,000 shares through a public offering and third-party allotment, respectively in October, 2009.

18. Regulatory requirements:

The Financial Services Agency (the “FSA”) requires financial conglomerates to maintain net capital not less than the required capital on a consolidated basis under the “Guideline for Financial Conglomerate Supervision”. The Company calculates its consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (the “Bank Holding Companies Notice”), as permitted under the provision in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” from the end of March, 2009. As we calculate Nomura’s consolidated capital adequacy ratio according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%. As of March 31, 2009 and 2010, the Company was in compliance with the minimum capital requirement.

Under the Financial Instruments and Exchange Act (the “FIEA”), Nomura Securities Co., Ltd. (“NSC”) is subject to the capital adequacy rules of the FSA. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories; (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2009 and 2010, the capital adequacy ratio of NSC exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by customers on securities transactions under the FIEA. As of March 31, 2009 and 2010, NSC segregated bonds with a market value of ¥200,350 million and ¥305,017 million ($3,266 million) and equities with a market value of ¥3,116 million and nil, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Board of Trade (“CBOT”) as its designated self regulatory organization. NSI is subject to the Securities

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts and noncustomer accounts or $1,000,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. As of March 31, 2009 and 2010, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, the Nomura Europe Holdings plc (“NEHS”) group is regulated on a consolidated basis by the Financial Services Authority in the United Kingdom, which imposes minimum capital adequacy requirements to NEHS group. In addition, Nomura International plc (“NIP”) is a subsidiary of NEHS and provides securities brokerage and dealing business. Therefore, NIP is also regulated and imposed minimum capital adequacy requirements on a stand alone basis by the Financial Services Authority. As of March 31, 2009 and 2010, the NEHS group and NIP were in compliance with all relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by the respective authorities. NIHK is licensed by the Securities and Futures Commission, Hong Kong to carry out regulated activities including the provision of securities brokerage and dealing, underwriting, investment advisory and securities margin financing services for its clients. NIHK has two branches located in Taiwan and Korea which are also regulated by their local regulators under their respective jurisdictions. Activities of NIHK including its branches are subject to the Securities and Futures (Financial Resources) Rules which requires it, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means an amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL provides securities brokerage and dealing business. It is regulated by the Monetary Authority of Singapore (“MAS”). The regulations required NSL to maintain a minimum capital of S$3 million. Currently, NSL is observing Capital Adequacy Ratio which fulfills the requirement from MAS. As of March 31, 2009 and 2010, NIHK and NSL were in compliance with all relevant regulatory capital related requirements.

19. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd., Nomura Research Institute, Ltd., Nomura Land and Building Co., Ltd., Fortress Investment Group LLC and Chi-X Europe Limited.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.1% of the outstanding share capital as of March 31, 2001 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, Nomura acquired an additional 0.6% equity interest in JAFCO. During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd. During the year ended March 31, 2010, Nomura sold a 3.4% equity interest in JAFCO.

Nomura recognized impairment losses of ¥17,551 million and ¥13,618 million against its investment in JAFCO for the years ended March 31, 2008 and 2009, respectively. The share price of JAFCO declined

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

significantly during 2008 and 2009 as the Japanese stock market slowed down and this decline was determined to be other-than-temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statements of operations.

As of March 31, 2010, Nomura’s ownership of JAFCO was 24.1% and there was no remaining equity method goodwill included in the carrying amount of the investment in JAFCO.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

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

As of March 31, 2010, Nomura’s ownership of NRI was 38.5% and the remaining balance of equity method goodwill included in the carrying value of the investment in NRI was ¥56,934 million ($610 million).

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

In October 2006, Nomura Real Estate Holdings, Inc. which is a subsidiary of NLB, completed an initial public offering and issued 36 million shares of common stock to third parties at an underwriting price of ¥3,332 per share and listed the shares on the First Section of the Tokyo Stock Exchange.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2010, Nomura’s ownership of NLB was 38.5% and the remaining balance of equity method goodwill included in the carrying amount of the investment in NLB was ¥1,485 million ($16 million).

Fortress Investment Group LLC (“Fortress”)—

Fortress is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles.

In January 2007, Nomura acquired Class A shares of Fortress for approximately $888 million, representing 15% of voting interests. On February 8, 2007, Fortress announced its initial public offering of 34,286,000 Class A shares priced at $18.50 per share. Fortress also granted the underwriters an option to purchase up to an additional 5,142,900 Class A shares. The investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method of accounting. Fortress’s shares began trading on February 9, 2007, on the New York Stock Exchange.

For the year ended March 31, 2009, Nomura recognized an impairment loss of ¥81,248 million against its investment in Fortress. The share price of Fortress had declined significantly during 2008 as the U.S. stock market slowed down and this decline was determined to be other-than-temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statements of operations.

In May 2009, Fortress sold 46,000,000 Class A shares in a public offering and Nomura purchased 5,400,000 of these shares, at the public offering price.

As of March 31, 2010, Nomura’s ownership of Fortress was 11.7% and there was no remaining equity method goodwill included in the carrying value of the investment in Fortress.

Summary Financial Information—

A summary of financial information for JAFCO, NRI and NLB is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Total assets	¥2,012,853	¥2,020,517	$21,633
Total liabilities	1,507,486	1,474,284	15,785

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Net Revenues	¥493,058	¥530,181	¥526,350	$5,635
Non-interest expenses	430,766	498,104	482,573	5,167
Net income attributable to the companies	30,340	2,598	22,779	244

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of financial information for Fortress is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009(1)	2010(1)	2010
Total assets	¥154,981	¥154,471	$1,654
Total liabilities	146,871	98,711	$1,057

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008(1)	2009(1)	2010(1)	2010
Net Revenues	¥63,835	¥38,702	¥57,602	$617
Non-interest expenses	185,405	150,079	144,868	1,551
Net income (loss) attributable to the company	(6,844)	(32,458)	(23,651)	(253)

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2007, 2008 and 2009, respectively. Nomura records its share of Fortress’s earnings on a three month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for lease transactions with NLB, which are disclosed in Note 20, “Commitments, contingencies and guarantees”, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Investments in affiliated companies	¥240,055	¥247,641	$2,651
Advances to affiliated companies	3,419	3,632	39

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Revenues	¥1,738	¥865	¥362	$4
Non-interest expenses	40,526	43,750	58,219	623
Purchase of software and tangible assets	52,890	44,602	25,954	278

In addition to the above, the sale of tangible fixed assets to affiliates companies for the year ended March 31, 2009 was ¥38,420 million.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Carrying amount	¥173,831	¥176,351	$1,888
Fair value	156,194	216,932	2,323

Equity in earnings of equity-method investees, including those included above, was a gain of ¥10,416 million, loss of ¥5,534 million and gain of ¥12,924 million ($138 million) for the years ended March 31, 2008, 2009 and 2010, respectively. Equity in earnings of equity-method investees are included within Revenue—Other in the consolidated statements of operations. Dividends from equity-method investees for the years ended March 31, 2008, 2009 and 2010 were ¥10,036 million, ¥7,308 million and ¥4,827 million ($52 million), respectively.

Chi-X Europe Limited (“Chi-X”)—

Chi-X was a consolidated subsidiary of Nomura until December 31, 2009. On December 31, 2009, non-voting shares issued by Chi-X to third parties were converted into voting shares. As a result, Nomura’s voting interest fell to 34% and Nomura ceased to have a controlling financial interest in Chi-X, which was subsequently deconsolidated and accounted for under the equity-method from December 31, 2009.

As part of the deconsolidation process, a gain of ¥3,074 million ($33 million) was recognised which is included in the consolidated statements of operations under Revenue – Other. The gain resulted from a difference between the book value of the net assets of Chi-X and the fair value of the retained investment in the company.

The fair value of the retained investment in Chi-X was estimated using a combination of market and income approaches. The market approach was based on the “Guideline Public Company Method” whereby market multiples are derived from quoted market prices of publicly traded companies engaged in the same or similar line of business to Chi-X. Under the income approach, a discounted cash flow method was used.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships. These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2009	2010	2010
Commitments to extend credit	¥99,915	¥228,439	$2,446
Commitments to invest in partnerships	69,320	40,203	430

As of March 31, 2010, the contractual expiry of these commitments are as follows:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥228,439	¥79,491	¥139,441	¥2,923	¥6,584
Commitments to invest in partnerships	40,203	456	13,886	1,465	24,396

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$2,446	$851	$1,494	$31	$70
Commitments to invest in partnerships	430	5	149	16	260

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

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥30,552 million as of March 31, 2009 and ¥50,690 million ($543 million) as of March 31, 2010.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥1,890 billion for resale agreements and ¥3,011 billion for repurchase agreements as of March 31, 2009 and ¥2,306 billion ($24.69 billion) for resale agreements and ¥1,072 billion ($11.48 billion) for repurchase agreements as of March 31, 2010. These amounts include certain types of repurchase transactions and securities transactions which we account for as sales rather than collateralized financings in accordance with ASC 860.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura undertakes obligations to return debt and equity securities borrowed without collateral of ¥96 billion and ¥188 billion ($2.01 billion) as of March 31, 2009 and 2010, respectively.

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

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2008, 2009 and 2010 were ¥37,823 million, ¥46,467 million and ¥49,374 million ($529 million), respectively. A portion of such rentals is paid to NLB, an affiliated company. Also, see Note 19 “Affiliated companies and other equity-method investees”.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2008	2009	2010	2010
Lease deposits	¥9,246	¥9,175	¥6,541	$70
Rent paid during the year	4,912	5,432	4,531	49

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2010:

	Millions of yen	Translation into millions of U.S. dollars
	March 31, 2010
Total minimum lease payments	¥53,654	$574
Less: Amount representing interest	(28,055)	(300)

Present value of net lease payments	¥25,599	$274

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥53,654	¥393	¥247	¥61	¥16	¥11	¥52,926

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	$574	$4	$2	$1	$0	$0	$567

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2009, Nomura Properties plc which is Nomura’s consolidated subsidiary entered into a 20 year lease as tenant of Watermark Place, a development in London. The lease agreement constitutes an operating lease on the land and a capital lease on the building.

Office buildings, land, equipment and facilities on the consolidated balance sheets includes lease assets at the amount of ¥977 million and ¥26,099 million ($279 million) as of March 31, 2009 and 2010 respectively.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2010:

	Millions of yen	Translation into millions of U.S. dollars
	March 31, 2010
Total minimum lease payments	¥93,338	$999
Less: Sublease rental income	(15,021)	(160)

Net lease payments	¥78,317	$839

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥93,338	¥17,669	¥14,196	¥12,929	¥9,498	¥7,726	¥31,320

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	$999	$189	$152	$138	$102	$83	$335

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

In April 2009, WestLB AG (“West LB”) served proceedings on NIP and Nomura Bank International Plc (“NBI”), claiming that under the terms of a note issued by NBI and maturing in October 2008, West LB were entitled to receive approximately $22 million, which it claims to be the value of a fund of shares referable to the NBI note. NIP, in its role as calculation agent, and NBI reject this claim and are vigorously defending the action.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2008 NIP was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998. The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The tax notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009 a decision was issued by the Pescara Tax Court in favour of the Italian Tax Authorities. NIP intends vigorously to challenge this decision.

NIP is currently being challenged by the U.K. tax authorities with regard to the tax treatment of an offshore pension plan established for the employees of Nomura Employment Services (Isle of Man) Limited. The U.K. tax authorities are seeking to recover approximately £22 million from NIP on the basis that NIP was the true employer of individuals participating in the offshore pension plan. We believe that the position taken by the U.K. tax authorities is erroneous. NIP has lodged the necessary appeals.

The Company supports the position of its subsidiaries in each of these claim.

Subsequent events

After the collapse of Lehman Brothers in September 2008, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. filed proofs of claim against the bankruptcy estates of Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”), in respect of swaps and other derivative transactions in the total amount of approximately U.S.$1 billion (“the Claims”). In April 2010, Lehman Inc. commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the Claims and, in the case of NSC and NIP, seeking to recover damages. The subsidiaries intend vigorously to contest these proceedings.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of guarantees, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

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

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table contains information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2009		2010
	Carrying value	Maximum Potential Payout / Notional Total	Carrying value	Maximum Potential Payout / Notional Total	Carrying value	Maximum Potential Payout / Notional Total
Derivative contracts(1)	¥2,091,560	¥43,848,870	¥2,604,545	¥72,650,089	$27,886	$777,838
Standby letters of credit and other guarantees(2)	1	9,270	340	10,146	4	109

(1)	Credit derivatives are disclosed in Note 4, “Derivative instruments and hedging activities” and are excluded from “Derivative Contracts”.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2009 is ¥6,571 million and as of March 31, 2010 is ¥8,089 million ($87 million).

The following table contains expiration information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees as of March 31, 2010:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥2,604,545	¥72,650,089	¥32,360,916	¥13,188,171	¥4,779,348	¥22,321,654
Standby letters of credit and other guarantees	340	10,146	1,533	125	199	8,289

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$27,886	$777,838	$346,476	$141,201	$51,171	$238,990
Standby letters of credit and other guarantees	4	109	17	1	2	89

21. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of main products and services, its customer base and its management structure.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current presentation, in accordance with updated guidance for the accounting and reporting of noncontrolling interests that Nomura adopted on April 1, 2009.

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2008
Non-interest revenue	¥395,887	¥145,192	¥81,305	¥74,795	¥84,710	¥65,462	¥847,351
Net interest revenue	6,131	(49,595)	1,804	(10,002)	4,031	37,706	(9,925)

Net revenue	402,018	95,597	83,109	64,793	88,741	103,168	837,426
Non-interest expenses	279,702	321,794	60,336	11,473	54,790	124,072	852,167

Income (loss) before income taxes	¥122,316	¥(226,197)	¥22,773	¥53,320	¥33,951	¥(20,904)	¥(14,741)

Year ended March 31, 2009
Non-interest revenue	¥287,750	¥(146,335)	¥62,132	¥(62,319)	¥56,463	¥158,601	¥356,292
Net interest revenue	4,107	(10,919)	1,367	(7,556)	3,326	(10,853)	(20,528)

Net revenue	291,857	(157,254)	63,499	(69,875)	59,789	147,748	335,764
Non-interest expenses	273,620	417,387	120,910	15,398	52,409	213,168	1,092,892

Income (loss) before income taxes	¥18,237	¥(574,641)	¥(57,411)	¥(85,273)	¥7,380	¥(65,420)	¥(757,128)

Year ended March 31, 2010
Non-interest revenue	¥384,816	¥625,059	¥118,474	¥20,034	¥68,280	¥(104,629)	¥1,112,034
Net interest revenue	3,456	33,382	448	(7,866)	2,085	(2,124)	29,381

Net revenue	388,272	658,441	118,922	12,168	70,365	(106,753)	1,141,415
Non-interest expenses	274,915	486,433	117,178	10,738	51,771	104,540	1,045,575

Income (loss) before income taxes	¥113,357	¥172,008	¥1,744	¥1,430	¥18,594	¥(211,293)	¥95,840

	Translation into millions of U.S. dollars
Year ended March 31, 2010
Non-interest revenue	$4,120	$6,692	$1,268	$214	$731	$(1,119)	$11,906
Net interest revenue	37	357	5	(84)	22	(23)	314

Net revenue	4,157	7,049	1,273	130	753	(1,142)	12,220
Non-interest expenses	2,943	5,207	1,255	115	554	1,120	11,194

Income (loss) before income taxes	$1,214	$1,842	$18	$15	$199	$(2,262)	$1,026

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Net gain (loss) related to economic hedging transactions(1)	¥11,415	¥28,032	¥3,323	$36
Realized gain (loss) on investments in equity securities held for operating purposes	1,474	(2,363)	(3,365)	(36)
Equity in earnings (loss) of affiliates	4,743	(718)	7,765	83
Corporate items	(13,424)	(70,533)	(83,291)	(892)
Other (1)(2)	(25,112)	(19,838)	(135,725)	(1,453)

Total	¥(20,904)	¥(65,420)	¥(211,293)	$(2,262)

(1)	Net gain (loss) related to economic hedging transactions but not included in net gain (loss) on trading, which was previously classified as “Other”, is included in “Net gain (loss) related to economic hedging transactions” as well as net gain (loss) on trading related to economic hedging transactions. In addition, net gain (loss) on trading from the change in its own creditworthiness in certain financial liabilities, which was previously classified as “Net gain (loss) on trading related to economic hedging transactions”, is included in “Other”. The reclassifications of previously reported amounts have been made to conform to the current year presentation.
(2)	Includes impairment losses of affiliated companies and other equity-method investees which do not belong to the five business segments of ¥97,880 million for the year ended March 2009, and ¥2,974 million ($32 million) for the year ended March 2010, respectively, and the impact of its own creditworthiness in certain financial liabilities for which the fair value option has been elected, and the impact of its own creditworthiness on derivative liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Net revenue	¥837,426	¥335,764	¥1,141,415	$12,220
Unrealized gain(loss) on investments in equity securities held for operating purposes	(50,169)	(23,137)	9,407	101

Consolidated net revenue	¥787,257	¥312,627	¥1,150,822	$12,321

Non-interest expenses	¥852,167	¥1,092,892	¥1,045,575	$11,194
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—

Consolidated non-interest expenses	¥852,167	¥1,092,892	¥1,045,575	$11,194

Income (loss) before income taxes	¥(14,741)	¥(757,128)	¥95,840	$1,026
Unrealized gain (loss) on investments in equity securities held for operating purposes	(50,169)	(23,137)	9,407	101

Consolidated income (loss) before income taxes	¥(64,910)	¥(780,265)	¥105,247	$1,127

Subsequent events

In April 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking, and the Merchant Banking divisions. Also Nomura realigned its reportable segments to reflect how it operates and manages its business. This realignment consisted of merging the Global Markets, Investment Banking and Merchant Banking segments and realigning its businesses into the Retail, Wholesale, and Asset Management segments. Nomura will disclose business segment information in accordance with this structure for the year ending March 31, 2011.

Geographic Information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated on a revenues and expenses from external customers basis. Income (loss) before income taxes have been allocated on an including intersegment revenues and expenses basis.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2010	2010
Net revenue(1):
Americas	¥66,071	¥17,748	¥131,512	$1,407
Europe	5,952	(170,718)	348,829	3,735
Asia and Oceania	38,302	18,781	63,748	683

Sub-total	110,325	(134,189)	544,089	5,825
Japan	676,932	446,816	606,733	6,496

Consolidated	¥787,257	¥312,627	¥1,150,822	$12,321

Income (loss) before income taxes(2):
Americas	¥(149,519)	¥(165,647)	¥3,557	$38
Europe	(92,743)	(412,222)	18,995	203
Asia and Oceania	6,159	(81,243)	13,036	140

Sub-total	(236,103)	(659,112)	35,588	381
Japan	171,193	(121,153)	69,659	746

Consolidated	¥(64,910)	¥(780,265)	¥105,247	$1,127

	March 31
	2008	2009	2010	2010
Long-lived assets:
Americas	¥99,993	¥100,241	¥94,508	$1,012
Europe	54,424	62,690	98,223	1,052
Asia and Oceania	7,454	30,804	32,871	351

Sub-total	161,871	193,735	225,602	2,415
Japan	336,867	312,893	269,449	2,885

Consolidated	¥498,738	¥506,628	¥495,051	$5,300

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Amounts reported for 2008 and 2009 reflect retrospective application of updated guidance for the accounting and reporting of noncontrolling interests which Nomura adopted on April 1, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ KENICHI WATANABE
	Name:	Kenichi Watanabe
	Title:	President and Chief Executive Officer

Date: June 29, 2010

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (incorporated by reference to the Registration Statement on Form F-3 ASR (File No. 333-165049) filed on February 24, 2010)

1.2	Share Handling Regulations of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-165925) filed on April 7, 2010)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.5	Regulations of the Audit Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.6	Regulations of the Compensation Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

2.1

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

4.1	Limitation of Liability Agreement (English translation)*[1]

4.2	Limitation of Liability Agreement (English translation)*[2]

4.3	Limitation of Liability Agreement (English translation)*[3]

4.4	Limitation of Liability Agreement*[4]

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

*1	Nomura and each of Hideaki Kubori and Haruo Tsuji entered into a Limitation of Liability Agreement, dated June 28, 2006, in the form of this exhibit.
*2	Nomura and each of Masahiro Sakane and Tsuguoki Fujinuma entered into a Limitation of Liability Agreement, dated June 26, 2008, in the form of this exhibit.
*3	Nomura and Hajime Sawabe entered into a Limitation of Liability Agreement, dated June 25, 2009, in the form of this exhibit.
*4	Nomura and each of Lord Colin Marshall and Dame Clara Furse entered into a Limitation of Liability Agreement, dated June 25, 2010 in the form of this exhibit.

Nomura have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.