Form 20-F/A
period 2010-03-31
NOMURA HOLDINGS INC
filed 2010-07-28
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Explanatory Note

We are filing this amendment to our annual report on Form 20-F for the fiscal year ended March 31, 2010, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to our audited consolidated financial statements for that fiscal year as an exhibit to such annual report pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F/A in accordance with Rule 405 of Regulation S-T.

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (incorporated by reference to the Registration Statement on Form F-3 ASR (File No. 333-165049) filed on February 24, 2010)

1.2	Share Handling Regulations of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-165925) filed on April 7, 2010)

*1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.5	Regulations of the Audit Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.6	Regulations of the Compensation Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 1-15270) filed on June 29, 2006)

2.1

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)

*4.1	Limitation of Liability Agreement (English translation)*[1]

*4.2	Limitation of Liability Agreement (English translation)*[2]

*4.3	Limitation of Liability Agreement (English translation)*[3]

*4.4	Limitation of Liability Agreement*[4]

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

*12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

*12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

*13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

*13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

*15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed.
*1	Nomura and each of Hideaki Kubori and Haruo Tsuji entered into a Limitation of Liability Agreement, dated June 28, 2006, in the form of this exhibit.

*2	Nomura and each of Masahiro Sakane and Tsuguoki Fujinuma entered into a Limitation of Liability Agreement, dated June 26, 2008, in the form of this exhibit.
*3	Nomura and Hajime Sawabe entered into a Limitation of Liability Agreement, dated June 25, 2009, in the form of this exhibit.
*4	Nomura and each of Lord Colin Marshall and Dame Clara Furse entered into a Limitation of Liability Agreement, dated June 25, 2010 in the form of this exhibit.

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

Date: July 28, 2010