Form 20-F
period 2012-03-31
NOMURA HOLDINGS INC
filed 2012-06-27
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

As of March 31, 2012, 3,663,483,895 shares of Common Stock were outstanding, including 26,244,423 shares represented by 26,244,423 American Depositary Shares.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As used in this annual report, references to “Company”, “Nomura”, “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this Form 20-F, references to “NHI” are to Nomura Holdings, Inc.

As used in this annual report, “yen” or “¥” means the lawful currency of Japan, and “dollar” or “$” means the lawful currency of the United States of America (“U.S.”).

As used in this annual report, “ADS” means an American Depositary Share, currently representing one share of the Company’s common stock, and “ADR” means an American Depositary Receipt evidencing one or more ADSs. See “Rights of Holders of ADSs” under Item 10.B of this annual report.

Amounts shown in this annual report have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

PART I

Item  1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item  2. Offer Statistics and Expected Timetable

Not applicable.

Item  3. Key Information

A. Selected Financial Data

The following table shows selected financial information as of and for the years ended March 31, 2008, 2009, 2010, 2011 and 2012 which is derived from our consolidated financial statements included in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2008	2009	2010	2011	2012
Statement of income data:
Revenue	¥1,593,722	¥664,511	¥1,356,751	¥1,385,492	¥1,851,760
Interest expense	806,465	351,884	205,929	254,794	315,901

Net revenue	787,257	312,627	1,150,822	1,130,698	1,535,859
Non-interest expenses	852,167	1,092,892	1,045,575	1,037,443	1,450,902

Income (loss) before income taxes	(64,910)	(780,265)	105,247	93,255	84,957
Income tax expense (benefit)	3,259	(70,854)	37,161	61,330	58,903

Net income (loss)(1)	¥(68,169)	¥(709,411)	¥68,086	¥31,925	¥26,054
Less: Net income (loss) attributable to noncontrolling interests(1)	(322)	(1,219)	288	3,264	14,471

Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders(1)	¥(67,847)	¥(708,192)	¥67,798	¥28,661	¥11,583

Balance sheet data (period end):
Total assets(2)	¥25,236,054	¥24,837,848	¥32,230,428	¥36,692,990	¥35,697,312
Total NHI shareholders’ equity(1)	1,988,124	1,539,396	2,126,929	2,082,754	2,107,241
Total equity(1)	2,001,102	1,551,546	2,133,014	2,091,636	2,389,137
Common stock	182,800	321,765	594,493	594,493	594,493

Per share data:
Net income (loss) attributable to NHI shareholders—basic	¥(35.55)	¥(364.69)	¥21.68	¥7.90	¥3.18
Net income (loss) attributable to NHI shareholders—diluted	(35.57)	(366.16)	21.59	7.86	3.14
Total NHI shareholders’ equity(3)	1,042.60	590.99	579.70	578.40	575.20
Cash dividends(3)	34.00	25.50	8.00	8.00	6.00
Cash dividends in USD(4)	$0.34	$0.26	$0.09	$0.10	$0.07
Weighted average number of shares outstanding (in thousands)(5)	1,908,399	1,941,907	3,126,790	3,627,799	3,643,481

Return on equity(6):	(3.3)%	(40.2)%	3.7%	1.4%	0.6%

Notes:

(1)	On April 1, 2009, we adopted new guidance for the accounting and reporting for noncontrolling interests. In the above table, this guidance has been retrospectively applied to the amounts as of and for the years ended March 31, 2008 and 2009.
(2)	On April 1, 2008, we adopted new guidance for the offsetting of cash collateral against net derivative balances. See Note 1 “Summary of accounting policies” to our consolidated financial statements included in this annual report. In the above table, total assets as of March 31, 2008 has been adjusted to retrospectively apply this guidance.
(3)	Calculated using the number of shares outstanding at period end.
(4)	Calculated using the yen-dollar exchange rate of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
(5)	The number shown is used to calculate basic earnings per share.
(6)	Calculated as Net income (loss) attributable to NHI shareholders divided by average Total NHI shareholders’ equity.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00.

Year ended March 31	High	Low	Average(1)	Year end
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.00	82.76
2012	85.26	75.72	78.86	82.41

Calendar year 2012	High	Low
January	78.13	76.28
February	81.10	76.11
March	83.78	80.86
April	82.62	79.81
May	80.36	78.29
June (through June 22)	80.52	78.21

(1)	Average rate represents the average of rates available on the last business day of each month during the period.

The noon buying rate for Japanese yen on June 22, 2012 was $1.00 = ¥80.52

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

Over recent years, continuous disruptions have led to an acute downturn in the markets and economic conditions in Japan and elsewhere around the world. In 2008 and through to early 2009, the financial services industry, global securities markets and economies, especially in developed countries, were materially and adversely affected by a world-wide market crisis and dislocation. In 2011, the manifestation of financial problems in the U.S. and the worsening of financial, economic and structural issues in the peripheral countries of the Eurozone including Greece, have adversely influenced major global financial markets, and the economic outlook in the medium to long-term remains uncertain.

In addition, not only purely economic factors but also future war, acts of terrorism, economic or political sanctions, pandemics, geopolitical risks and events, natural disasters or other similar events could have a material adverse effect on financial markets and economies. For example, the East Japan Earthquake in March 2011 severely affected the Japanese economy and our business environment through the damage to nuclear power plants and resulting power shortages, supply line disruptions and the reluctance of our existing and potential clients to engage in financial and corporate transactions. Today the Japanese economy has not yet attained a full-scale recovery, although some post-quake reconstruction demand can be anticipated.

A sustained market/economic downturn caused by these factors can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market/economic downturn, we may incur substantial losses due to market volatility. Also, governmental fiscal and monetary policy changes in Japan and other jurisdictions where we conduct business and other business environmental changes may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions on our specific businesses.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our intermediary business because of a decline in the volume and value of securities that we broker for our clients. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients.

Our electronic trading business revenues may decline

Electronic trading is essential for our business in order to execute trades faster with fewer resources. It allows us to provide an efficient execution platform and on-line content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer spreads from these services, are directly correlated with the number and size of the transactions in which we participate and would therefore decrease if there are financial or market changes that would cause our clients to trade less frequently or in a smaller size. In addition, the use of electronic trading has increased across capital markets products and has put pressure on trading commissions and bid-offer spreads in our industry. Although trade volumes may increase due to the availability of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in technology to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on margins.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for our own account and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including financial derivatives transactions in equity, interest rate, currency, credit, commodity and other markets, as well as loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. Although we have worked to mitigate these position risks with a variety of hedging techniques, these market movements could result in losses. We can incur losses if the financial system is overly stressed and the markets move in a way we have not anticipated.

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

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to our lowered creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. In contrast, if we are the party receiving collateral, such declines can reduce our profitability by reducing the level of business done with our clients and counterparties.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of securities concentrated in specific assets can increase our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as residential and commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market for our business, which may make it difficult to sell, hedge or value such assets. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to over-the-counter derivatives, we may incur substantial losses. Further, the difficulty in monitoring prices in a less liquid market could lead to unanticipated losses.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

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

We may have to recognize impairment charges with regard to the amount of goodwill and tangible and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or certain operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions in conformity with U.S. GAAP as a business combination by allocating their acquisition costs to the assets acquired and liabilities assumed and recording the remaining amount as goodwill.

We may have to record impairment charges with regard to the amount of goodwill and tangible and intangible assets. Any impairment charges for goodwill or tangible or intangible assets we recognize, if recorded, may adversely affect our results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of mid/long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

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

We may be unable to access the short-term debt markets

We issue commercial paper and short-term debt instruments as a source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

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

Further, other factors which are not specific to us may increase our funding costs, such as negative market perception of Japanese fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the East Japan Earthquake in March 2011 and sovereign debt problem in the U.S. and European countries, but also more specifically the following types of events that could cause losses on our trading and investment assets:

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

The financial services industry faces intense competition

Our businesses are intensely competitive, and expect to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

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

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have consolidated with other financial institutions in Japan and overseas. Through such business alliances and consolidations, these other securities companies and commercial banks have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. Our market shares may decrease if these large consolidated firms expand their businesses.

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We believe there are significant opportunities in the international markets, but there is also significant competition for such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Some of these financial services firms are larger, better capitalized, and are able to secure talented human resources and have a stronger presence in these markets. As a means to bolster our international operations, we acquired certain Lehman operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to rebuild and expand our operations in these regions and the U.S. However, due to the subsequent deterioration and destabilization of the global economy, the recent European sovereign debt crisis and regulatory/supervisory tightening around the world, many competitor firms in the financial services industry have undertaken cost reduction, asset disposals as well as withdrawal from certain businesses. In light of this challenging business environment, we endeavor to reallocate our management resources to optimize our global operations and thereby improve our profitability. These efforts are central to the successful execution of our global business strategy. Failure to realize the full benefits of such efforts may adversely affect our global businesses, financial condition and results of operations.

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

During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. These regulations are broadly designed to ensure the stability of financial system and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities, through net capital, client protection and market conduct requirements. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures, or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and operating results

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it uneconomic for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.

Particularly, in response to the financial markets crisis in the autumn of 2008, various reforms to the financial regulatory framework at a national level and by international agreements, such as the agreements reached at the Group of Twenty (“G-20”) Summit, are undergoing to restore financial stability and to enhance financial industry’s resilience against future crises. Such proposals for reform include the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”). The exact details of the implementation of these proposals and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. For more information about such regulations, see “Regulation” under Item 4.B. of this annual report.

The changes in regulations on accounting standards, consolidated regulatory capital adequacy rules and liquidity ratio could also have a material adverse effect on our business, financial condition, and results of operations. For example, we currently calculate our consolidated regulatory capital adequacy ratio in accordance with the Financial Services Agency (the “FSA”)’s notice on Basel 2.5 based consolidated capital adequacy rules applicable to the Final Designated Parent Company. In March, 2012, the FSA has published an amendment to the notice on capital adequacy rules in order to respond to the Basel III measures announced by the Basel Committee on Banking Supervision (the “Basel Committee”), and the amended notice will come in force on March 31, 2013. The implementation of those new measures may cause our capital adequacy ratio to decrease or may require us to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Further, based on Basel III, the Financial Stability Board and the Basel Committee have announced they will annually update the list of global systemically important financial institutions (“G-SIFIs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIFIs. The costs and impact on us as described above may further increase if we are identified as a G-SIFI in the future.

Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition.

We recognize deferred tax assets on our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or foresee a deteriorating business condition, a tax reform (such as a reduction of corporate tax rate) or a change in accounting standards in the future, we may reduce the deferred tax assets then recognized in our consolidated balance sheets. As a result, it could adversely affect our operating results and financial condition.

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

A failure to identify and address conflicts of interest appropriately could adversely affect our businesses

We are a global financial services firm providing a wide range of products and services to a diverse group of clients, including individuals, corporations, financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of business. Potential conflicts can occur when our services to a particular client or our own interests conflict, or are perceived to conflict, with the interest of another client. Potential conflicts can also occur where non-public information is not appropriately restricted or shared within the firm. While we have extensive internal procedures and controls designed to identify and address conflicts of interest, a failure, or a perceived failure, to identify, disclose and address appropriately the conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, potential conflicts could give rise to regulatory scrutiny, enforcement action or litigation.

Our business is subject to various operational risks

Types of operational risk we face include the following, each of which could result in financial losses, disruption in our business, litigation from third parties, regulatory/supervisory actions, restrictions or penalties, and/or damage to our reputation:

•	failure to execute, confirm or settle securities transactions,

•	failure by our officers or employees to perform proper administrative activities prescribed in our regular procedures, such as placing erroneous orders to securities exchanges,

•

the destruction of or damage to our facilities or systems, or other impairment of our ability to conduct business, arising from the impacts of disasters or acts of terrorism which are beyond our anticipation and the scope of our contingency plan

•	the disruption of our business due to pandemic diseases or illnesses, such as avian and swine flu or

•	suspension or malfunction of internal or third party systems, or unauthorized access, misuse, computer viruses and cyber-attacks affecting such systems.

Our businesses rely on the secure processing, storage, transmission and reception of confidential and proprietary information in our computer systems. Although we continue to monitor and update our security system, we recognize the increasing risk from the continuously evolving nature of cyber threats. As cyber security threats become more sophisticated, we may be required to expend significant additional resources to modify our systems, and if any of our protective measures are not adequate, it is possible that such attacks may lead to significant breaches in the future.

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

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity businesses in and outside of Japan through certain entities which we consolidate under either a voting interest or variable interest model. A decline in the fair values of our investment positions, which could arise from deteriorating business performance of investee companies or any deterioration in the market conditions of these sectors, may cause material losses to us. Further, our inability to dispose of our private equity investments at the level and time we may wish could have a material impact on our operating results and financial condition.

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our investments in equity securities and debt securities, which would have a substantial impact on our consolidated statements of income. Depending on the conditions of the markets, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired values.

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

Item 4. Information on the Company

A. History and Development of the Company.

The Company (previously known as The Nomura Securities Co., Ltd.) was incorporated in Japan on December 25, 1925 under the Commercial Code of Japan when the securities division of The Osaka Nomura Bank, Ltd. became a separate entity specializing in the trading and distribution of debt securities in Japan. The Company was the first Japanese securities company to develop its business internationally with the opening in 1927 of a representative office in New York. In Japan, we broadened the scope of our business when we began trading in equity securities in 1938 and when we organized the first investment trust in Japan in 1941.

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

Our expansion overseas accelerated in 1967, when the Company acquired a controlling interest in Nomura International (Hong Kong) Limited for the purpose of conducting broker-dealer activities in the Hong Kong capital markets. Subsequently, we established a number of other overseas subsidiaries, including Nomura Securities International, Inc. in the U.S. in 1969 as a broker dealer and Nomura International Limited, now Nomura International plc, in the U.K. in 1981, which acts as an underwriter and a broker, as well as other overseas affiliates, branches and representative offices.

On October 1, 2001, we adopted a holding company structure. In connection with this reorganization, the Company changed its name from “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” The Company continues to be listed on the Tokyo Stock Exchange and other stock exchanges on which it was previously listed. A wholly-owned subsidiary of the Company assumed the Company’s securities businesses and was named “Nomura Securities Co., Ltd.”

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

The address of the Company’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: +81-3-5255-1000.

B. Business Overview.

Overview

We are one of the leading financial services groups in Japan and have worldwide operations. As of March 31, 2012, we operated offices in over 30 countries and regions including Japan, the U.S., the U.K., Singapore and Hong Kong Special Administrative Region (“Hong Kong”) through our subsidiaries.

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

Nomura discloses segmental information elsewhere in this annual report and in our consolidated financial statements based on these Divisions.

Corporate Goals and Principles

Nomura Group is committed to a management vision of firmly establishing ourselves as a globally competitive financial services group. We will seek to realize this vision and increase shareholder value by strengthening our base in the Japanese securities businesses, developing world-class businesses in other regions, and consolidating our comprehensive global strength.

We will establish our new growth model by working with our clients, providing them with the best solutions, and realizing the expansion of our business in new domains. Our management target is to maintain an average consolidated return on shareholders’ equity (ROE) of 10% to 15% over the medium to long-term. However, depending on developments in the environment faced by financial institutions, such as the instability of the global economic situation as well as regulatory tightening by the Basel Committee on Banking Supervision and other financial regulators, we cannot discount the possibility that we may be impacted.

Nomura Group will continue to put high priority on compliance with applicable laws, regulations and proper corporate behavior, and to build compliance into our daily business operations.

Our Business Divisions

Retail

In Retail, we conduct business activities mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of its head office and local branches was 178 as of the end of March 2012. We offer investment consultation services to meet the medium to long-term needs of our clients. The aggregate market value of our retail client assets increased to ¥72.0 trillion as of the end of March 2012 from ¥70.6 trillion a year ago. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.

In order to execute our business strategy, we employ various methods to deliver our services to clients. These include face-to-face meetings with our Financial Advisors, either in our branch offices or through client visits, communications through internet-based trading services, or through our call centers.

We capitalize on the linkages between the Retail, the Asset Management and the Wholesale Divisions to offer various financial instruments such as stocks, debt securities, investment trusts and variable annuity insurance products, for the short, medium, and long-term, with different risk levels. We seek to provide proprietary Nomura expertise to clients through various media such as our investment reports and internet-based trading services.

Asset Management

We conduct our asset management business, which consists of the development and management of investment trusts and investment advisory services, primarily through NAM. NAM is the largest asset management company in Japan in terms of assets under management in investment trusts as of March 31, 2012. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create business opportunities. In order to make these opportunities available, NAM manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through NSC as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank Co., Ltd. Investment trusts are also offered in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

Wholesale

In the fiscal year ended March 2012, our Wholesale Division consisted of Global Markets, Investment Banking and certain other non-Retail operations. We formed this division in April 2010 to promote seamless coordination between these underlying businesses and to provide our corporate and institutional clients with timely, high value-added services tailored to their needs.

Fixed Income

Fixed Income conducts sales, trading and market-making of fixed income-related products on a global basis. Our fixed income offerings include, among other products, government securities, interest-rate derivatives, investment-grade and high-yield corporate bonds, credit derivatives, G-10 and emerging markets foreign exchange, asset-backed securities and mortgage-related products, in over-the-counter (“OTC”) and listed markets. Nomura also undertake primary dealership business in the Japanese government securities market as well as in the Asian, European and U.S. markets. These product offerings are underpinned by our global structuring function which tailors ideas and trading strategies for our institutional and corporate client base.

Equities

Equities conducts sales, trading and market-making of equity-related products globally, including common stock, convertible securities, futures, options and OTC equity-linked derivatives. In addition, we offer execution services based on cutting-edge technologies such as electronic trading. Nomura is also a member of various exchanges around the world, with leading positions on the London and Tokyo stock exchanges.

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

Financial Advisory & Solutions Services. We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, capital structuring, corporate defense activities, leveraged buyouts and risk solutions. Our involvement in initial public offerings (“IPOs”), reorganizations and other corporate restructurings related to industry consolidation enhance our opportunities to offer clients other advisory and investment banking services. We are one of the leading financial advisors in Asia and EMEA.

Private Equity. We operate private equity investment business mainly in Japan and Europe. For a further description of our private equity business, see Item 5.A “Private Equity Business ” of this annual report.

Our Research Activities

We have an extensive network of intellectual capital with key research offices in Tokyo, Hong Kong and other major markets in Asia-Pacific, London and New York. Nomura is recognized as a leading content provider with an integrated global approach to providing capital markets research. Our Japan Equity Research team continues to top the Institutional Investor and Nikkei Veritas research polls. Our Fixed Income Research teams around the globe have gained top tier positions in external surveys and with clients; notably, the Japan Fixed Income team ranked number one for the second straight year in the fixed income analyst/economist ranking on Nikkei Veritas.

Our Information Technology

We believe that information technology is one of the key success factors for our overall business and intend to develop and maintain a solid technology platform to ensure that the firm is able to fulfill the various needs of our clients. Accordingly, we will continue to build a technology platform suitable for each business segment.

For example, for our retail clients, we provide internet-based trading services and current status reports on asset portfolios, investments and transactions and investment information, including our research reports through the internet or mobile phones.

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

Regulation

Japan

Regulation of the Securities Industry and Securities Companies. Pursuant to the FIEA, the Prime Minister of Japan has the authority to supervise and regulate the securities industry and securities companies, and delegates its authority to the Commissioner of the FSA. The Company, as a holding company of a securities company, as well as its subsidiaries including NSC are subject to such supervision and regulation by the FSA. The Commissioner of the FSA delegates certain authority to the Director General of Local Finance Bureaus to inspect local securities companies and branches. Furthermore, the Securities and Exchange Surveillance Commission, an external agency of the FSA which is independent from the Agency’s other bureaus, is vested with authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder the fair trading of securities, including inspection of securities companies. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of the securities industry.

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

Regulation of Other Financial Services. Securities companies are not permitted to conduct banking or other financial services directly, except for those which are registered as money lenders and engaged in money lending business under the Money Lending Business Act or which hold permission to act as bank agents and conduct banking agency activities under the Banking Law. As a result, NSC is prohibited from conducting banking and other financial services, and another subsidiary of the Company, The Nomura Trust & Banking Co., Ltd., engages in banking and certain financial services.

Financial Instruments and Exchange Act. The FIEA widely regulates financial products and services in Japan under the defined terms “financial instruments” and “financial instruments trading business”. It regulates most aspects of securities transactions and the securities industry, including public offerings, private placements and secondary trading of securities, on-going disclosure by securities issuers, tender offers for securities, organization and operation of securities exchanges and self-regulatory associations, and registration of securities companies. In addition, to enhance fairness and transparency in the financial markets and to protect investors, the FIEA provides for, among other things, penalties for misrepresentations in disclosure documents and unfair trading, strict reporting obligations for large shareholders and corporate information disclosure systems, including annual and quarterly report systems, submission of confirmation certificates concerning the descriptions in securities reports, and internal controls over financial reporting.

The FIEA also provides for corporate group regulations on securities companies the size of which exceeds specified parameters (tokubetsu kinyu shouhin torihiki gyosha, “Special Financial Instruments Firm”) and on certain parent companies designated by the Prime Minister (shitei oyagaisha, “Designated Parent Companies”) and their subsidiaries (together the “Designated Parent Company Group”). The FIEA aims to regulate and strengthen business management system, compliance system and risk management system to ensure the protection of investors. The FIEA and its related guideline also provide reporting requirement to the FSA on the Designated Parent Company Group’s business and capital adequacy ratio, enhanced public disclosures as well as restrictions on the compensation system, which are designed to reduce excessive risk taking by their executives and employees within the Designated Parent Company Group. We have been designated as the final parent company of Designated Parent Companies within a corporate group (saishu shitei oyagaisha, “a Final Designated Parent Company”) in April 2011 and are subject to these requirements. A violation of the FIEA may result in various administrative sanctions, including the revocation of registration or license, the suspension of business or an order to discharge any director or executive officer who has failed to comply with the FIEA.

Regulatory Changes. On March 9, 2012, a bill to amend the FIEA was submitted to the Diet. A part of the amendment, based on the declaration reached at the G20 Pittsburg Summit in September 2009 to enhance transparency of the settlement of OTC derivative transactions, requires Financial Instruments Business Operators to trade certain OTC derivative contracts through electronic trading platform and to report such OTC derivative contracts to repositories. The amendment is scheduled to become effective within three years from its promulgation.

Overseas

Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they carry on their operations, including, but not limited to, those promulgated and enforced by the Securities and Exchange Commission, the Commodity Futures Trading Commission, the New York Stock Exchange and the Financial Industry Regulatory Authority (a non-governmental regulator for all securities companies doing business in the U.S.) in the U.S. and by the Financial Services Authority and the London Stock Exchange plc in the U.K. We are also subject to regulations in various countries regarding international money laundering and related issues. For example, the USA Patriot Act of 2011 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon us.

Regulatory Changes. In response to the financial markets crisis, governments and regulatory authorities in various jurisdictions have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. In July 2010, the U.S. enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which is now the subject of a multi-agency rulemaking process. The rulemakings include, among others, (i) creating a tighter regulatory framework for OTC derivatives; (ii) establishing a process for designating nonbank financial firms as “systemic”, subject to increased prudential standards and regulatory oversight (“U.S. SIFIs”); (iii) prohibiting material conflicts of interest between those who package and sell asset-backed securities (ABS) and those who invest in them; and (iv) establishing risk retention requirements for ABS. Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing nonbank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank U.S. SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) new regulations regarding the role of credit rating agencies, investment advisors and others. The exact details of the implementation of the Dodd-Frank Act and its impact on Nomura’s operations will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards.

On July 19, 2011, the Financial Stability Board published a consultative document to establish a global framework to improve the capacity of authorities to resolve failing systemically important financial institutions without systemic disruption and exposing taxpayers to the risk of loss. The proposed measures require G-SIFIs to prepare and maintain recovery and resolution plans (“RRPs”) by December 2012. In light of such global framework, on August 9, 2011, the Financial Services Authority in the U.K. (“U.K. FSA”) published a consultation on its proposals for RRPs. The consultation covered the requirement for banks and large investment firms in the U.K. and not limited to G-SIFIs, to prepare and maintain RRPs, while a separate discussion paper explores matters relevant to the resolution of financial services firms, including the resolution of trading books, enhancing the resolution toolkit and bail-ins. In April 2012 the U.K. FSA published a feedback statement setting out the approach being taken by the U.K. FSA to ensure firms develop appropriate recovery plans and resolution packs. The feedback statement provides firms with clarity regarding what they are expected to do while final rules are being adjusted to take into account developments in the international arena. A draft of the core rules was published with the feedback statement and final rules are expected in the autumn of 2012.

On October 20, 2011 the European Commission published draft legislation for MiFID II. The draft legislation has been split into two parts: the Markets in Financial Instruments Directive and the Markets in Financial Instruments Regulation (MiFIR). The draft legislation seeks to introduce wide reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by pushing derivatives onto exchanges.

On October 20, 2011 the European Commission published draft legislation for the review of the Market Abuse Directive (MAD II). The dossier has been split into two parts: the Market Abuse Directive and the Market Abuse Regulation. The draft legislation seeks to strengthen market abuse provisions and introduce measures allowing for effective deterrent of market abuse behaviors.

In early 2013 the Financial Services and Markets Bill 2010 is expected to be formally enacted which will see U.K. financial services regulation split into a “twin peaks” approach. The Prudential Regulatory Authority (“PRA”) will be formed as a subsidiary of the Bank of England and will be responsible for the prudential supervision of a number of large deposit takers, investment firms and insurers. The Financial Conduct Authority

(“FCA”) will be a separate entity and will be responsible for the prudential supervision of firms not supervised by the PRA and for market conduct matters for all authorized firms. Ahead of this formal structure being put in place, the FSA has, as an interim measure, separated itself into two main operating units internally, the Prudential Business Unit and the Conduct Business Unit mirroring the scope of activities the PRA and FCA will carry out.

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

Until the end of March 2011, the Company calculated its consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (the “Bank Holding

Companies Notice”), as permitted under the provision in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.”. The capital adequacy ratio (the ratio of adjusted capital to quantified total risk-weighted assets) required to be maintained by bank holding companies with international operations under the Bank Holding Companies Notice is 8.0% on a consolidated basis. We elected to calculate our capital adequacy ratio in accordance with the Bank Holding Companies Notice beginning on March 31, 2009.

As discussed above, the FSA amended the FIEA and introduced new rules on consolidated regulation and supervision of securities companies on consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. The FSA also amended the FIEA to include reporting on consolidated regulatory capital for the Final Designated Parent Companies. On the introduction of these rules, NSC was designated as a Special Financial Instruments Firm, following which we have been designated as a Final Designated Parent Company. As such, we are required to calculate consolidated regulatory capital adequacy ratio according to the FSA’s “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Accordingly, since our designation as a Final Designated Parent Company in April 2011, we now calculate our Basel II-based consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company.

The FSA also amended the FIEA to include reporting on consolidated regulatory capital for the Final Designated Parent Companies, effective April 1, 2011. We are subject to this reporting requirements as well as the capital adequacy requirements described above.

The FSA reviewed the Capital Adequacy Notice on Final Designated Parent Company in line with Basel 2.5 framework and the revised notice for Basel 2.5 was implemented at the end of December 2011. We are required to calculate the market risk requirement under the Basel 2.5 rule, which is significantly larger than under the Basel II rule.

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

The Basel Committee has issued a series of announcements regarding a broader program to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises, as described in “Consolidated Regulatory Requirements” under Item 5.B of this annual report. The Capital Adequacy Notice on Final Designated Parent Company is expected to incorporate the series of rules and standards in line with the schedule proposed by the Basel Committee.

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

Management Challenges and Strategies

The global financial and economic environment continues to be challenging as regulatory tightening over financial institutions progresses and due to destabilizing factors such as the European sovereign debt crisis. Although the market has been returning to stable growth since the beginning of 2012, the uncertainty in economy persists again, and complete recovery is expected to take considerable time. Under these management conditions, we will allocate management resources appropriately to pursue efficiency and sharpen our competitive edge, as well as to increase profitability by streamlining business processes.

Further, using our robust financial platform, a competitive advantage of Nomura, we will continue to provide services and solutions responding nimbly to changes in market conditions, financial business environments and client demands and fulfill our corporate social responsibility to contribute to a forum for steady liquidity through the market.

To achieve our strategic goals, we will implement the following initiatives:

•	Retail Division

In our Retail Division, we will continue to expand our products and service offerings, which are provided through Financial Advisors, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to enhance investment consultation services and to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

•	Asset Management Division

In our investment trust business, we provide individual clients with a diverse range of investment opportunities to meet investors’ various demands and in investment advisory business, we provide institutional clients globally with value-added investment services. We intend to increase assets under management and expand our client base for these two core businesses.

We aim to enhance our world-class competitive advantage in Japan and the rest of Asia by making continuous efforts to improve investment performance and gain the trust of investors worldwide.

•	Wholesale Division

Our Wholesale Division consists of Fixed Income and Equities, which offer sales and trading of financial products and origination services, and Investment Banking which offers a broad range of financial advisory and financing solutions services.

Fixed Income and Equities, the market-related businesses, have been focusing on delivering high value-added products and solutions to our clients by leveraging our sophisticated trading expertise, intellectual capital in research and structuring and our global distribution capabilities. In Fixed Income, we will build further on our client-centric strategy globally, and in Equities, we will continue to build our leadership position further across Asia, leveraging our strength in Japan, and target further growth across our strengthened platforms in EMEA and the US based on our existing strategies.

In Investment Banking, we are expanding our M&A advisory and corporate finance businesses to diversify sources of profit by providing high value-added solutions in a timely manner to meet the individual needs of each client.

Also in the Wholesale Division, cross-business and cross-regional cooperation are increasingly important elements of our Wholesale strategy to satisfy client needs. As a global financial services group, we will continue to strive collectively to further our growth through our geographic advantage in Asia where economic development and a deepening of our clients’ footprint is expected. We aim to enhance our presence as a global investment bank providing world-class services, by enhancing regional integration and business coordination between Japan and the rest of Asia and utilizing our global business platform.

In implementing the initiatives outlined above, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

We recognize that it is necessary to further strengthen and streamline our global risk management and we are pursuing a proactive, rather than a reactive, risk management approach. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. In addition to complying with local laws and regulations in the countries that we operate, we view compliance in a wider context. We will further enhance our existing overall compliance system with initiatives towards promoting an environment of professionalism and high ethical standards among executive management to meet the expectations of society and clients and contribute to the further development of the financial and capital markets.

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

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Financial Partners Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Private Equity Capital Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd.	Japan	100
Nomura Real Estate Holdings, Inc.	Japan	51
Nomura Real Estate Development Co., Ltd.	Japan	51
The Asahi Fire & Marine Insurance Co., Ltd.	Japan	54
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Financial Holding America, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Investment Banking (Middle East) B.S.C. (c)	Bahrain	100
Nomura Funding Facility Corporation Limited	Ireland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	U.K.	100
Nomura Capital Markets plc	U.K.	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Malaysia Sdn. Bhd.	Malaysia	100
Nomura Australia Limited	Australia	100
P.T. Nomura Indonesia	Indonesia	96
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2012, our principal head office is located in Tokyo, Japan and occupies 1,016,132 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 125,218 square feet, our Nagoya branch office, which occupies 82,918 square feet, and the head office of NAM in Tokyo, which occupies 157,228 square feet. On May 24, 2011, Nomura acquired additional shares of common stock issued by one of its affiliated companies, Nomura Land and Building Co., Ltd. (“NLB”), converting NLB into a consolidated subsidiary of Nomura. As a result, Nomura consolidated the properties of NLB and its subsidiaries. See Note 11 “Business combinations” to our consolidated financial statements.

As of March 31, 2012, our major offices outside Japan are the head offices of Nomura International plc (“NIP”) located in London, which occupies 496,458 square feet, the New York head office of Nomura Securities International, Inc., which occupies 183,130 square feet, and offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 160,436 square feet. We own the buildings and we either own or lease the land for the offices in London. We lease most of our other overseas office space.

As of March 31, 2012, the major office of Nomura Services India Private Limited, our specialized service company in India, occupies 476,271 square feet.

As of March 31, 2012, the aggregate book value of the land and buildings we owned, including capital leases was ¥830 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥61 billion.

In August 2009 a Nomura consolidated subsidiary, Nomura Properties plc (“NPP”) entered into a 20 year lease as tenant of a 525,000-square-foot development at 1 Angel Lane in London in the U.K. Construction was completed in December 2010 and the building is now used as our European headquarters.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2012 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

During the year ended March 31, 2012, the Japanese economy rebounded swiftly from the effects of the East Japan Earthquake, which caused disruption to operations and distribution networks particularly in the manufacturing industry. As a whole, however, the economy remained directionless, with the initial recovery later slowing as a result of delays in formulating post-quake reconstruction plans, the strengthening of the yen against the backdrop of the European sovereign debt crisis, and the widespread flooding in Thailand. Toward the end of the fiscal year, signs of a pickup in the economy emerged, including growth in automobile production, as reconstruction demand began to increase and the impact of the Thai floods eased. Within this environment, Japan's real gross domestic product (“GDP”) in the fiscal year ended March 31, 2012 showed the first contraction in two years, being slightly below 0% year on year, after having risen 3.2% in the prior fiscal year. With the Japanese economy having avoided a recession, meanwhile, the employment environment on the whole continued to stage a moderate recovery.

With regard to corporate earnings, Japanese companies' sales weakened in the fiscal year ended March 31, 2012 amid the disruptions to operations and distribution networks mainly in the manufacturing industry due to the East Japan Earthquake that occurred towards the end of the prior fiscal year, the strong yen, and the Thai floods. Some companies undertook restructuring measures to cope with these events, leading to a reduction in profits in the fiscal year ended March 31, 2012 particularly in the manufacturing industry. We estimate that recurring profits at major companies (Russell/Nomura Large Cap Index) declined by around 15% in the fiscal year ended March 31, 2012. Excluding weakness in the utilities sector, the nonmanufacturing sector performed solidly on the whole and provided support to corporate earnings.

In the stock market, major share price indices declined at first in the fiscal year ended March 31, 2012, then subsequently regained the levels of the prior fiscal year. Stocks rallied after sharp falls following the East Japan Earthquake in March 2011, but later trended downward again owing to the European sovereign debt crisis and the negative effects of the yen appreciation that resulted. Further into the fiscal year, stocks rebounded again as concerns over the European crisis eased and the strong yen corrected. The Tokyo Stock Price Index (“TOPIX”), after peaking in July 2011, declined through November 2011, then rose through March 2012. The TOPIX had fallen from 978.81 points at the end of March 2010 to 869.38 points at the end of March 2011, a decline of 11.2% over the fiscal year, then declined to 854.35 points at the end of March 2012, a further fall of 1.7%. The Nikkei Stock Average rose over the fiscal year as a whole, by 3.4%, from ¥9,755.10 at the end of March 2011 to ¥10,083.56 at the end of March 2012.

Yields on newly issued 10-year Japanese government bonds were at the 1.3% level in early April 2011, partly owing to concerns that Japan's sovereign debt would expand in line with post-quake reconstruction demand, but fell to the 0.9% level in November 2011 against a backdrop of share price declines. Although stocks later rallied, yields traded in a narrow range near the 1.0% mark and as of the end of March 2012 were around 0.98%. Despite concerns over Japan’s expanding sovereign debt, interest rates stayed low amid expectations of further monetary easing by the Bank of Japan and other factors.

On the foreign exchange markets, the yen was influenced by changes in market expectations toward overseas policy, including concerns about the European sovereign debt crisis. At the end of March 2011, the yen was trading at the ¥83 level against the U.S. dollar and the ¥117 level against the euro. The U.S. dollar weakened against the yen from July 2011 as the view spread that reignited concerns over sovereign debt in Europe would adversely affect the U.S. and global economies and the yen was at the ¥75 level versus the U.S. dollar at the end of October 2011. The yen later corrected as the Japanese Ministry of Finance conducted yen-selling intervention and the market volatility stemming from Europe eased. At the end of March 2012, the yen was at the ¥83 level versus the U.S. dollar. Against the euro, the yen appreciated amid renewed concerns about Greece's sovereign debt and fears about how the European economy would be impacted by contagion to other countries, and in the wake of monetary easing by the European Central Bank (“ECB”). However, the yen later corrected against the euro as concerns over expanding sovereign debt eased, and the yen moved from the ¥97 level in January 2012 to about ¥111 at the end of March 2012.

Overseas

The economies of the leading industrialized nations showed slightly different pictures for the year ended March 31, 2012. The U.S. economy was supported by quantitative monetary easing, but the European economy deteriorated as a result of a credit crunch owing to the effects of the sovereign debt crisis, and fiscal austerity measures to address debt problems. In international commodity markets, prices lacked direction as investors took a risk-averse stance and emerging economies slowed. While curbing rising real estate prices remains a challenge, China ended a phase of monetary tightening as its economy slowed. In emerging markets, several countries implemented monetary easing to stimulate their economies.

U.S. real GDP grew by 3.0% year-on-year in 2010 but growth decelerated to 1.7% in 2011. Corporate earnings nonetheless improved in the second half of 2011 with support from policy measures, and growth picked up slightly on an upturn in the capex and employment environments. With the real estate market slow to recover, however, monetary policy tools continued to underpin the economy.

The Federal Reserve Board (“FRB”) sought to shift to a neutral policy stance, but again provided support to the U.S. economy and declared its intent to continue with easing. The FRB held the federal funds rate at 0–0.25%, effectively maintaining a zero interest rate policy, and in June 2011 it temporarily halted an operation in which it had been increasing the supply of funds by purchasing U.S. Treasuries on the bond market. However, as fears about the European sovereign debt crisis again destabilized financial markets, raising concerns about the adverse effects on the real economy, the FRB announced in August 2011 that it would maintain its near zero interest rate policy through the first half of 2013, and continued to reassure markets thereafter with further suggestions that monetary easing would be sustained. US stock markets declined on the resurfacing of the European sovereign debt crisis but subsequently rallied after the FRB said it would continue with monetary easing and concerns over European sovereign debt subsided. The Dow Jones Industrial Average stood at 12,319.73 at the end of March 2011 then fell below 11,000 in August 2011 before rallying to 13,212.04 at the end of March 2012. The yield on 10-year U.S. Treasuries was around 3.5% in March 2011, fell to around 1.7% in September 2011 amid stock market declines and expectations of ongoing FRB easing, then moved to around the 2.0% mark by March 2012.

In Europe, Eurozone real GDP growth slowed from 1.9% year-on-year in 2010 to 1.5% in 2011, but the overall economic situation worsened as a credit crunch took hold due to the effects of the sovereign debt crisis and as governments adopted austerity measures to address their debt problems. While the ECB's monetary easing and three-year loans to provide cash funding to financial institutions have mitigated the negative impact on the economy, concerns over sovereign risk have yet to be eliminated and remain a destabilizing factor for markets. European stock markets fell on growing market concerns but subsequently rallied, with the result that the benchmark German stock index (“DAX”) declined by about 1% during the year ended March 31, 2012.

The slowdown in Asia ex-Japan economies became more pronounced in 2011 even as inflationary concerns eased to some extent. Real GDP growth in China in 2011 was 9.2%, versus 10.3% in 2010. Growth in domestic demand centering on investment has been driving the Chinese economy, but investment in real estate weakened in the second half of 2011 as a result of monetary tightening, and exports also decelerated due to the worsening economic situation in Europe. With signs of more settled growth in consumer prices starting to emerge, Chinese authorities may shift the focus of monetary policy while continuing to curb the rise in real estate prices. The key question is whether the government can follow a path of sustainable economic management that achieves a balance between economic growth and inflation curbs.

Executive Summary

In the fiscal year ended March 31, 2012, the global economic recovery trend weakened in association with multiple factors, including international financial market turmoil stemming from sovereign debt problems in Europe, weak consumption in industrialized nations, concerns about an economic slowdown in China and other emerging countries, political instability in the Middle East, as well as rising crude oil prices. There was a dramatic increase in economic uncertainty, and on a global basis accelerated risk-adverse sentiment towards risk assets like stocks. Meanwhile, the Japanese economy lost speed as the East Japan Earthquake caused a decline in exports due to disruptions in product supply networks, the rapid and significant appreciation of the yen, which hit the 75 yen per dollar range at one point, along with the impact of the flooding in Thailand. Since the end of last year, there has been a bit of a recovery in economic sentiment attributable to momentary easing concerns about the European debt problem, an improvement in U.S. economic indicators, the emergence of restoration-related demand and a recovery in automobile production, but recurring profits by key listed companies (excluding financial institutions) are expected to have declined roughly 20 percent versus the previous fiscal year. The TOPIX began the fiscal year at 862 points. After temporarily rising, the index then fell to 706 points in November. The TOPIX recovered to close the fiscal year at 854 points. With the market decline and uncertainty about future prospects for share prices, there was a large downturn in the amount of funds raised by Japanese companies in the capital markets, both in Japan and overseas. Throughout the year there was a low level of investor activity in financial and securities markets. Meanwhile, as evidenced by Basel III (new capital requirement regulations for financial institutions) and the Dodd-Frank Act in the U.S., regulations on and oversight of financial institutions continues to become more stringent on a global basis. Amid this environment, in order to quickly adapt to the difficult business environment, Nomura Group decided to implement a $1.2 billion cost reduction program, and worked to improve cost efficiencies by making the scale of business operations in Europe more appropriate, and reviewing the regional allocation of resources. Based on its client-focused strategy, the Retail Division promoted investment consultation services and diversified its product offering, while the Asset Management Division worked to increase assets under management on a global basis and enhance investment performance. The Wholesale Division implemented the “narrow and deep” strategy focused on business areas where we can deliver added value to our clients, cooperation among business units was enhanced, revenues from client-flow businesses were increased, and products and solutions offered were diversified. As a result of these efforts, we succeeded in posting an overall profit for the third consecutive fiscal year while executing a cost-cutting program without substantial downscale of business platforms. We posted net revenue of ¥1,535.9 billion for the fiscal year ended March 31, 2012, a 36% increase from the previous fiscal year. Non-interest expenses increased 40% versus the previous fiscal year to ¥1,450.9 billion, income before income taxes was ¥85.0 billion, and net income attributable to the shareholders of NHI was ¥11.6 billion. Consequently, ROE for the full fiscal year was 0.6%.

In Retail, net revenue for the year ended March 31, 2012 decreased by 11% from the previous year to ¥350.3 billion, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 1% to ¥287.1 billion. As a result, income before income taxes decreased by 38% to ¥63.1 billion. The Retail Division focused on providing clients investment consultation services to accommodate client needs. To accommodate increasing client needs, we opened four new branch offices, and enhanced non-face-to-face services provided by Nomura Net & Call, which started last October. Investment consultation services resulted in balanced business growth, centered on equities, bonds, investment trusts and insurance products. There was a ¥2.4 trillion net inflow in retail client assets during the fiscal year. Total retail client assets increased to ¥72.0 trillion from ¥70.6 trillion at the end of the previous fiscal year. The number of client accounts increased by 49,000 to end the fiscal year at 4.985 million accounts, indicating steady growth in the business base.

In Asset Management, net revenue for the year ended March 31, 2012 decreased by 1% from the previous year to ¥65.8 billion. Non-interest expenses decreased by 3% to ¥45.3 billion. As a result, income before income taxes increased by 2% to ¥20.5 billion. Despite the challenging investment environment, in the investment trust business there was an inflow into funds representing a wide range of investment assets, including overseas bonds and Japanese equities. Furthermore, funds launched this fiscal year employing investment strategies matching the investment environment contributed to the increase in assets under management. In the investment advisory business, there was a steady increase in mandates from institutional investors, including domestic pension funds, overseas, mainly Asian and European pension funds and sovereign wealth funds. As a result, due to the inflow of funds into a diverse range of investment products, including actively managed funds, assets under management were ¥24.6 trillion as of March 31, 2012.

In Wholesale, net revenue for the year ended March 31, 2012 decreased by 12% from the previous year to ¥555.9 billion. Our performance was challenged in the first half of the fiscal year, due to revenue decrease of international business caused by a decrease in client trading volumes stemming from the financial market turmoil related to the European sovereign debt crisis. Although in the second half of the fiscal year we posted revenue growth, with private equity trades in the third quarter and revenue recovery in EMEA and Americas regions in the fourth quarter, result of the first half was not covered and net revenue for the fiscal year decreased from the previous year. The cost reduction program of $1.2 billion announced in July and November of last year is progressing on schedule and non-interest expenses decreased by 5% to ¥593.5 billion. As a result, loss before income taxes dropped to ¥37.6 billion.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years indicated.

	Millions of yen, except percentages
	Year ended March 31
	2010	2011	2012
Non-interest revenues:
Commissions	¥395,083	¥405,463	¥347,135
Fees from investment banking	121,254	107,005	59,638
Asset management and portfolio service fees	132,249	143,939	144,251
Net gain on trading	417,424	336,503	272,557
Gain on private equity investments	11,906	19,292	25,098
Gain (loss) on investments in equity securities	6,042	(16,677)	4,005
Other	37,483	43,864	563,186

Total Non-interest revenues	1,121,441	1,039,389	1,415,870
Net interest revenue	29,381	91,309	119,989

Net revenue	1,150,822	1,130,698	1,535,859
Non-interest expenses	1,045,575	1,037,443	1,450,902

Income before income taxes	105,247	93,255	84,957
Income tax expense	37,161	61,330	58,903

Net income	¥68,086	¥31,925	¥26,054
Less: Net income attributable to noncontrolling interests	288	3,264	14,471

Net income attributable to NHI shareholders	¥67,798	¥28,661	¥11,583

Return on equity	3.7%	1.4%	0.6%

Net revenue increased by 36% from ¥1,130,698 million for the year ended March 31, 2011 to ¥1,535,859 million for the year ended March 31, 2012. Commissions decreased by 14%, due primarily to a decrease in commissions for the distribution of investment trusts, reflecting the turmoil in the global financial markets which was mainly caused by the European sovereign debt crisis. Fees from investment banking decreased by 44%, due primarily to a decrease in transaction volume in equity finance for Japanese companies. Net gain on trading was ¥272,557 million for the year ended March 31, 2012, due primarily to downturn in financial markets mainly caused by the European sovereign debt crisis. Gain on private equity investments was ¥25,098 million for the year ended March 31, 2012 due primarily to realized gains on equity securities of certain investee companies. Other was ¥563,186 million for the year ended March 31, 2012, due primarily to the conversion of Nomura Land and Building Co., Ltd into a subsidiary of Nomura Holdings, Inc.

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

Net interest revenue was ¥29,381 million for the year ended March 31, 2010, ¥91,309 million for the year ended March 31, 2011 and ¥119,989 million for the year ended March 31, 2012. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2012, interest revenue increased by 26% due mainly to an increase in securitized product trading in our Americas region and interest expense increased by 24% due primarily to an increase in interest expense on securities lending transactions. As a result, net interest revenue for the year ended March 31, 2012 increased by ¥28,680 million from the year ended March 31, 2011. For the year ended March 31, 2011, interest revenue increased by 47% due mainly to expansion of securitized product trading in our Americas region and interest expense increased 24% due mainly to an increase in repo transactions. As a result, net interest revenue for the year ended March 31, 2011 increased by ¥61,928 million from the year ended March 31, 2010.

In our consolidated statements of income, we include gains and losses on investments in equity securities within revenue. We recognized gains and losses on such investments in the amount of ¥6,042 million for the year ended March 31, 2010, negative ¥16,677 million for the year ended March 31, 2011 and ¥4,005 million for the year ended March 31, 2012. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses increased by 40% from ¥1,037,443 million for the year ended March 31, 2011 to ¥1,450,902 million for the year ended March 31, 2012. The increase in non-interest expenses was caused by an increase in other expenses by 296% from ¥125,448 million for the year ended March 31, 2011 to ¥496,227 million for the year ended March 31, 2012, due primarily to the conversion of Nomura Land and Building Co., Ltd. into a subsidiary of Nomura Holdings, Inc.

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

Income before income taxes was ¥105,247 million for the year ended March 31, 2010, ¥93,255 million for the year ended March 31, 2011 and ¥84,957 million for the year ended March 31, 2012.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. However, as a result of the revisions of domestic tax laws, the domestic statutory tax rates are approximately 38% between April 1, 2012 and March 31, 2015 and approximately 36% thereafter. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2012 was ¥58,903 million, representing an effective tax rate of 69.3%. The significant factor causing the difference between the effective tax rate of 69.3% and the statutory tax rate of 41% were changes in domestic tax laws which increased the effective tax rate by 45.7%, non-deductible expenses which increased the effective tax rate by 23.3% and different tax rates applicable for foreign subsidiaries which increased the effective tax rate by 14.1% for the year ended March 31, 2012. The significant factors reducing the effective tax rate were non-taxable revenue which decreased the effective tax rate by 29.7% and change in valuation allowance which decreased the effective tax rate by 22.5%.

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

Income tax expense for the year ended March 31, 2010 was ¥37,161 million, representing an effective tax rate of 35.3%. The significant factor causing the difference between the effective tax rate of 35.3% and the statutory tax rate of 41% was due to different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 26.9%. Other significant factors causing the difference were taxable items to be added to financial profit and non-deductible expenses which increased the effective tax rate by 10.8% and 10.5%, respectively, for the year ended March 31, 2010.

Net income attributable to NHI shareholders for the year ended March 31, 2010, 2011 and 2012 was ¥67,798 million, ¥28,661 million and ¥11,583 million, respectively. Our return on equity for the year ended March 31, 2010, 2011 and 2012 was 3.7%, 1.4% and 0.6%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on the Retail, the Asset Management and the Wholesale Divisions and we disclose business segment information in accordance with this structure. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling items outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 23 “Segment and geographic information” to our consolidated financial statements. The reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 23 “Segment and geographic information” to our consolidated financial statements.

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

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2010	2011	2012
Non-interest revenues	¥384,816	¥389,404	¥347,385
Net interest revenue	3,456	3,029	2,873

Net revenue	388,272	392,433	350,258
Non-interest expenses	274,915	291,245	287,128

Income before income taxes	¥113,357	¥101,188	¥63,130

Net revenue for the year ended March 31, 2012 was ¥350,258 million, decreasing 11% from ¥392,433 million for the year ended March 31, 2011, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions.

Net revenue for the year ended March 31, 2011 was ¥392,433 million, increasing 1% from ¥388,272 million for the year ended March 31, 2010, due primarily to increasing revenues from bond related products and commissions for distribution of investment trusts.

Non-interest expenses for the year ended March 31, 2012 were ¥287,128 million, decreasing 1% from ¥291,245 million for the year ended March 31, 2011 due to primarily to a decrease in compensation and benefit.

Non-interest expenses for the year ended March 31, 2011 were ¥291,245 million, increasing 6% from ¥274,915 million for the year ended March 31, 2010, due primarily to an increase in compensation and benefits.

Income before income taxes was ¥113,357 million for the year ended March 31, 2010, ¥101,188 million for the year ended March 31, 2011, and ¥63,130 million for the year ended March 31, 2012.

The graph below shows the revenue generated by instrument in terms of Retail non-interest revenues for the years ended March 31, 2010, 2011, and 2012.

As described above, revenue composition of investment trusts and asset management decreased from 59% for the year ended March 31, 2011 to 57% for the year ended March 31, 2012. Revenue composition of equities decreased from 22% for the year ended March 31, 2011 to 15% for the year ended March 31, 2012. Revenue composition of bonds increased from 18% for the year ended March 31, 2011 to 26% for the year ended March 31, 2012, due primarily to an increase in revenue reflecting the increase in the sales of overseas and domestic bonds. Revenue composition of insurance increased from 1% for the year ended March 31, 2011 to 2% for the year ended March 31, 2012.

Retail Client Assets

The following graph shows amounts and details regarding the composition of retail client assets at March 31, 2010, 2011, and 2012. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

Retail Client Assets

Retail client assets increased from ¥70.6 trillion as of March 31, 2011 to ¥72.0 trillion as of March 31, 2012, due to balanced business growth, centered on equities, bonds, investment trusts and insurance products. The balance of our clients’ investment trusts decreased by 3% from ¥13.9 trillion as of March 31, 2011 to ¥13.5 trillion as of March 31, 2012, reflecting net cash inflows by clients of ¥0.7 trillion and market depreciation of ¥1.1 trillion.

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

Asset Management

Our Asset Management segment is conducted principally through NAM. We earn portfolio management fees through the development and management of investment trusts, which are distributed by NSC, other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2010	2011	2012
Non-interest revenues	¥60,537	¥62,670	¥63,022
Net interest revenue	1,515	3,865	2,778

Net revenue	62,052	66,535	65,800
Non-interest expenses	46,836	46,513	45,281

Income before income taxes	¥15,216	¥20,022	¥20,519

In April 2011, Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other”. Following with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

Net revenue decreased by 1% from ¥66,535 million for the year ended March 31, 2011 to ¥65,800 million for the year ended March 31, 2012, due to the decrease in assets under management driven by the impact of weakened market conditions.

Net revenue increased by 7% from ¥62,052 million for the year ended March 31, 2010 to ¥66,535 million for the year ended March 31, 2011, due primarily to the increase in assets under management mainly driven by continuing cash inflows.

Non-interest expenses decreased by 3% from ¥46,513 million for the year ended March 31, 2011 to ¥45,281 million for the year ended March 31, 2012.

Non-interest expenses decreased by 1% from ¥46,836 million for the year ended March 31, 2010 to ¥46,513 million for the year ended March 31, 2011.

Income before income taxes was ¥15,216 million for the year ended March 31, 2010, ¥20,022 million for the year ended March 31, 2011 and ¥20,519 million for the year ended March 31, 2012.

The following table sets forth assets under management of each principal Nomura entity within Asset Management as of the dates indicated.

	Billions of yen
	March 31
	2010	2011	2012
Nomura Asset Management Co., Ltd.	¥23,292	¥27,034	¥26,695
Nomura Funds Research and Technologies Co., Ltd.	1,525	2,824	2,557
Nomura Corporate Research and Asset Management Inc.	1,107	1,841	1,504
Nomura Private Equity Capital Co., Ltd.	578	538	579
Nomura Asset Management Deutschland KAG mbH	220	294	299
Nomura Funds Research and Technologies America, Inc.	240	196	253

Combined total	¥26,962	¥32,727	¥31,887
Overlapping asset accounts among group companies	(3,518)	(8,014)	(7,324)

Total	¥23,444	¥24,713	¥24,563

Assets under management were ¥24.6 trillion as of March 31, 2012, a ¥1.1 trillion increase from March 31, 2010, and a ¥0.2 trillion decrease from March 31, 2011.

In our investment trust business, there was an inflow into funds representing a wide range of investment assets, including overseas bonds and Japanese equities. In the investment advisory business, there was an increase in mandates mainly from overseas clients. Investment trust assets included in assets under management by NAM were ¥15.3 trillion as of March 31, 2012, down ¥0.7 trillion, or 4%, from the previous year due to the impact of weakened market conditions, reflecting net cash inflows by clients of ¥0.2 trillion and market depreciation of ¥0.9 trillion. The balance of investment trusts such as Nomura Australian Bond Open Premium, Nomura Global Trend (Basket Currency Selection Type), Nomura Global High Dividend Stock Premium (Currency Selection Type) and Nomura Japan Brand Stock Investment Fund (Currency Selection Type) increased. The balance of investment trusts managed by NAM were ¥15.9 trillion as of March 31, 2011, up ¥1.3 trillion, or 9%, from the previous year, reflecting net cash outflows by clients of ¥1.7 trillion and market depreciation of ¥0.5 trillion.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated.

NAM’s share of the fund market in Japan

	March 31
	2010	2011	2012
Total of publicly offered investment trusts	20%	22%	22%
Stock investment trusts	15%	17%	17%
Bond investment trusts	43%	43%	44%

Wholesale

Operating Results of Wholesale

	Millions of yen
	Year ended March 31
	2010	2011	2012
Non-interest revenues	¥763,567	¥534,094	¥426,608
Net interest revenue	25,964	96,442	129,274

Net revenue	789,531	630,536	555,882
Non-interest expenses	614,349	623,819	593,465

Income (loss) before income taxes	¥175,182	¥6,717	¥(37,583)

Net revenue decreased by 12% from ¥630,536 million for the year ended March 31, 2011 to ¥555,882 million for the year ended March 31, 2012, due primarily to the volatile economical and financial market conditions in Europe.

Net revenue decreased by 20% from ¥789,531 million for the year ended March 31, 2010 to ¥630,536 million for the year ended March 31, 2011, due primarily to the financial turmoil related to Greece and the European sovereign debt crisis.

Non-interest expenses decreased by 5% from ¥623,819 million for the year ended March 31, 2011 to ¥593,465 million for the year ended March 31, 2012 as a result of the cost reduction program progressing on schedule.

Non-interest expenses increased by 2% from ¥614,349 million for the year ended March 31, 2010 to ¥623,819 million for the year end March 31, 2011 as a result of international business expansion in the first half of the fiscal year, while controlling compensation and benefits based on performance.

Income before income taxes was ¥175,182 million for the year ended March 31, 2010 and ¥6,717 million for the year ended March 31, 2011 and loss before income taxes was ¥37,583 million for the year ended March 31, 2012.

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

	Millions of yen
	Year ended March 31
	2010	2011	2012
Net revenue	¥658,441	¥518,788	¥460,737
Non-interest expenses	486,433	499,300	475,016

Income (loss) before income taxes	¥172,008	¥19,488	¥(14,279)

Net revenue decreased from ¥518,788 million for the year ended March 31, 2011 to ¥460,737 million for the year ended March 31, 2012. In Fixed Income, net revenue increased from ¥259.8 billion for the year ended March 31, 2011 to ¥271.2 billion for the year ended March 31, 2012. In Equities, net revenue decreased from ¥227.3 billion for the year ended March 31, 2011 to ¥181.5 billion for the year ended March 31, 2012. Despite adverse market conditions driven by the ongoing Eurozone sovereign debt crisis, Fixed Income delivered stronger performance than the previous fiscal year. Growth in flow business was driven by resilient client flows despite a slowdown in client activity in the market and by robust risk management. Among our various products, a market-wide slowdown in securitized products was offset by improved performance in structured businesses across rates, credit and foreign exchange (“FX”). For Equities, we experienced a challenging fiscal year as exchange volumes decreased and client activity remained low for much of the year. Execution services performed in-line with declining market volume, while derivatives was challenged in some products, but showed resilience with innovative products in Japan along with tailored solutions for industrial corporations globally.

Net revenue decreased from ¥658,441 million for the year ended March 31, 2010 to ¥518,788 million for the year ended March 31, 2011. In Fixed Income, net revenue decreased from ¥308.0 billion for the year ended March 31, 2010 to ¥259.8 billion for the year ended March 31, 2011. In Equities, net revenue decreased from ¥352.8 billion for the year ended March 31, 2010 to ¥227.3 billion for the year ended March 31, 2011. Despite the overall drop in revenues amid difficult market conditions, client revenues increased as our investments in our client franchise and a broader product offering continued to produce results. In Fixed Income, we successfully diversified our revenue mix between products and regions. From a regional point of view, we saw a large increase in contribution from the Americas (in our first full year of operation), and Asia revenues also rose year on year. In terms of products, securitized products showed the largest revenue increase with foreign exchange products also reflecting an increase in revenue, while rates and credit performed relatively well. In Equities, we continued to improve our research and execution platforms overseas, and execution services again provided the largest revenue contribution. We also responded effectively to client needs and provided substantial liquidity to clients after the East Japan Earthquake, thus capturing a higher market share in Japan.

Non-interest expenses decreased by 5% from ¥499,300 million for the year ended March 31, 2011 to ¥475,016 million for the year ended March 31, 2012, due to the cost reduction program which is progressing on schedule.

Non-interest expenses increased by 3% from ¥486,433 million for the year ended March 31, 2010 to ¥499,300 million for the year ended March 31, 2011, due primarily to increases in infrastructure cost for business expansion.

Income before income taxes was ¥172,008 million for the year ended March 31, 2010 and ¥19,488 million for the year ended March 31, 2011 and loss before income taxes was ¥14,279 million for the year ended March 31, 2012.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe, U.S. and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Millions of yen
	Year ended March 31
	2010	2011	2012
Investment Banking (Gross)	¥196,076	¥185,011	¥141,678
Allocation to Other divisions	(77,154)	(82,623)	(67,096)

Investment Banking (Net)	118,922	102,388	74,582
Other	12,168	9,360	20,563

Net revenue	131,090	111,748	95,145
Non-interest expenses	127,916	124,519	118,449

Income (loss) before income taxes	¥3,174	¥(12,771)	¥(23,304)

Net revenue decreased from ¥111,748 million for the year ended March 31, 2011 to ¥95,145 million for the year ended March 31, 2012. Investment banking (net) revenue decreased from ¥102,388 million for the year ended March 31, 2011 to ¥74,582 million for the year ended March 31, 2012, as the business environment proved challenging, especially in equity capital markets and M&A. Other revenue increased from ¥9,360 million for the year ended March 31, 2011 to ¥20,563 million for the year ended March 31, 2012. For the year ended March 31, 2012, realized gains from investments in Japan were ¥33.7 billion and unrealized losses from investments in Japan were ¥12.3 billion. Realized gains from the Terra Firma Investments were ¥0.5 billion and unrealized gains from Terra Firma Investments were ¥4.8 billion. Realized and unrealized gains arose primarily on residential real estate and utilities sectors while unrealized losses are related to investments in the leisure and services sectors.

Net revenue decreased from ¥131,090 million for the year ended March 31, 2010 to ¥111,748 million for the year ended March 31, 2011. Investment banking (net) revenue decreased from ¥118,922 million for the year ended March 31, 2010 to ¥102,388 million for the year ended March 31, 2011. Other revenue decreased from ¥12,168 million for the year ended March 31, 2010 to ¥9,360 million for the year ended March 31, 2011. In the year ended March 31, 2011, realized gains from investments in Japan were ¥11.1 billion. Realized losses from the Terra Firma Investments were ¥3.4 billion and unrealized gains from the Terra Firma Investments were ¥14.6 billion. Realized and unrealized gains arose primarily on residential real estate, leisure and utilities sectors while realized losses are related to the exit of a media business. In the year ended March 31, 2010, unrealized gains from investments in Japan were ¥4.8 billion. Realized gains from the Terra Firma Investments were ¥0.6 billion and unrealized gains from the Terra Firma Investments were ¥8.4 billion. Realized and unrealized gains arose from improving markets, primarily in residential real estate, renewable energy and utilities sectors.

Non-interest expenses decreased by 5% from ¥124,519 million for the year ended March 31, 2011 to ¥118,449 million for the year ended March 31, 2012, due to the cost reduction program which is progressing on schedule.

Non-interest expenses decreased by 3% from ¥127,916 million for the year ended March 31, 2010 to ¥124,519 million for the year ended March 31, 2011 as a result of our controlling compensation and benefits based on performance.

Income before income taxes was ¥3,174 million for the year ended March 31, 2010, loss before income taxes was ¥12,771 million for the year ended March 31, 2011 and ¥23,304 million for the year ended March 31, 2012.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 23 “Segment and geographic information” to our consolidated financial statements.

Loss before income taxes in other operating results was ¥207,915 million for the year ended March 31, 2010, ¥17,776 million for the year ended March 31, 2011 and income before income taxes in other operating result was ¥35,084 million for the year ended March 31, 2012.

Other operating results for the year ended March 31, 2012 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥16.7 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥10.4 billion and the losses from changes in counterparty credit spreads of ¥16.1 billion.

Other operating results for the year ended March 31, 2011 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥9.3 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥20.5 billion and the losses from changes in counterparty credit spreads of ¥6.6 billion.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 23 “Segment and geographic information” to our consolidated financial statements.

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

Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur frequently.

Critical Accounting Policies and Estimates

Use of estimates

In preparing the consolidated financial statements included within this annual report, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in the consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standard Codification™ (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of valuation inputs used to establish fair value.

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

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

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 4% as of March 31, 2012 as listed below:

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥6,951	¥7,522	¥658	¥—	¥15,131	4%
Derivative assets	599	22,669	484	(22,392)	1,360
Derivative liabilities	630	22,752	502	(22,576)	1,308

See Note 2 “Fair value of financial instruments” to our consolidated financial statements.

Private equity business

All private equity investments made by investment company subsidiaries pursuant to the provisions of ASC 946 “Financial Services—Investment Companies” (“ASC 946”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income.

The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow valuation technique which incorporates estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuation techniques such as Enterprise Value/earnings before interest, taxes, depreciation and amortization, Price/Earnings Ratio, Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3 since the valuation inputs such as those mentioned above are usually unobservable or there is significant uncertainty between the level for the comparables used and those that would be used for the specific position.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. For more information on our private equity activities, see “Private Equity Business” below.

Derivative contracts

We use a variety of derivative financial instruments including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

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

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen
	March 31, 2011
	Assets	Liabilities
Listed derivatives	¥224	¥334
OTC derivatives	1,267	1,322

	¥1,491	¥1,656

	Billions of yen
	March 31, 2012
	Assets	Liabilities
Listed derivatives	¥304	¥334
OTC derivatives	1,056	974

	¥1,360	¥1,308

The fair value of OTC derivative assets and liabilities as of March 31, 2011 and 2012 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2011
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥512	¥598	¥717	¥575	¥1,424	¥(2,559)	¥1,267
OTC derivative liabilities	713	768	612	681	1,369	(2,821)	1,322

	Billions of yen
	March 31, 2012
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥633	¥747	¥736	¥728	¥2,024	¥(3,812)	¥1,056
OTC derivative liabilities	838	776	785	627	1,879	(3,931)	974

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

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

Goodwill

Under U.S. GAAP, goodwill is allocated to reporting units and tested for impairment annually or more frequently in certain circumstances. The assumptions used in the valuations of the reporting units include estimates of future cash flows and the cost of equity used to discount those cash flows to a present value.

Goodwill impairment testing is performed at a level below the business segments. During the year ended March 31, 2012, Nomura performed the first step of impairment testing for the goodwill in accordance with U.S. GAAP, based on the reasonable management’s estimates of future cash flows. As a result of the testing, Nomura concluded that the fair value of each reporting unit including goodwill exceeded its carrying value, thus no reporting units were at immediate risk of an impairment loss.

However, in the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Deterioration in economic and market conditions may result in declines in future business performance. Such future declines in business performance or significant increases in the cost of equity may result in the estimated fair values of the reporting units and associated goodwill to decline, potentially resulting in the recognition of impairment losses through the consolidated statements of income in future periods.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of March 31, 2012.

	Millions of yen
	March 31, 2012
	Japan	Asia and Oceania	Europe	Americas	Total(1)
CMBS(2)	¥1,963	¥—	¥9,845	¥50,143	¥61,951
RMBS(3)	45,684	3,123	33,647	238,596	321,050
Commercial real estate-backed securities	12,295	—	—	—	12,295
Other securitization products(4)	32,606	312	13,280	105,486	151,684

Total	¥92,548	¥3,435	¥56,772	¥394,225	¥546,980

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposures.
(2)	We have ¥24,227 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of March 31, 2012.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (“CMO”) because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLO”), collateralized debt obligations (“CDO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of March 31, 2012. Ratings are based on the lowest ratings given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2012.

	Millions of yen
	March 31, 2012
	AAA	AA	A	BBB	BB	B	Not rated	GSE(1)	Total
Japan	¥591	¥—	¥901	¥126	¥—	¥—	¥345	¥—	¥1,963
Europe	505	270	2,566	2,168	1,664	1,343	1,329	—	9,845
Americas	14,956	1,906	13,717	9,014	5,955	1,641	2,954	—	50,143

Total	¥16,052	¥2,176	¥17,184	¥11,308	¥7,619	¥2,984	¥4,628	¥—	¥61,951

(1)	“GSE” refers to government sponsored enterprises.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2012.

	Millions of yen
	March 31, 2012
	Funded	Unfunded	Total
Japan	¥2,682	¥—	¥2,682
Europe	51,995	31,890	83,885
Americas	5,095	14,366	19,461
Asia and Oceania	2,036	520	2,556

Total	¥61,808	¥46,776	¥108,584

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

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 8 “Securitizations and Variable Interest Entities” to our consolidated financial statements.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements adopted during the current year” to our consolidated financial statements.

Private Equity Business

We make private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which we consolidate under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income. Investment company accounting applied by each of these investment company subsidiaries is retained in our consolidated financial statements included in this Form 20-F.

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

We also have a subsidiary which is not an investment company but which makes investments in entities engaged in our core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because of election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

We have an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2000, NPF has made investments in 21 entities and exited from the majority of these investments for the year ended March 31, 2012. The fair value of its investment portfolio is ¥77,793 million and ¥789 million as of March 31, 2011 and 2012, respectively.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statements of income.

We also make private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in entities engaged in our core business. We elected the fair value option to account for its 47.0% investment in the common stock of Ashikaga Holdings Co., Ltd and it is reported in Private equity investment in the consolidated balance sheets.

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

Terra Firma Investments

Following a review to determine the optimum structure for our European private equity business, on March 27, 2002, we restructured PFG and, as a result, contributed our investments in certain of our remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, we ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore we continue to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The fair value of the Terra Firma Investments was ¥100,395 million and ¥102,649 million as of March 31, 2011 and 2012, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, we are a 10% investor in a ¥213 billion private equity fund (“TFCP II”) and a 2% investor in a ¥568 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥21,295 million and reduced to ¥4,064 million as a result of adjustments for recyclable distributions. As of March 31, 2012, ¥3,914 million had been drawn down for investments.

For TFCP III, our total commitment is ¥10,750 million and ¥8,347 million had been drawn down for investments as of March 31, 2012.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Other Investments

We also make private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Deferred Tax Assets Information

Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of March 31, 2012 are as follows:

Millions of yen
March 31, 2012
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥70,406
Investments in subsidiaries and affiliates	177,522
Valuation of financial instruments	197,961
Accrued pension and severance costs	34,291
Other accrued expenses and provisions	84,628
Operating losses	313,245
Other	20,034

Gross deferred tax assets	898,087
Less—Valuation allowance	(490,986)

Total deferred tax assets	407,101

Deferred tax liabilities
Investments in subsidiaries and affiliates	78,262
Valuation of financial instruments	56,732
Undistributed earnings of foreign subsidiaries	3,167
Valuation of fixed assets	117,112
Other	14,077

Total deferred tax liabilities	269,350

Net deferred tax assets	¥137,751

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

B. Liquidity and Capital Resources.

Funding and Liquidity Management

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

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

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

2.    Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets.

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements:

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

We seek to achieve diversification of our funding sources by market, instrument type, investors and currency in order to reduce our reliance on any one funding source and reduce refinancing risk. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivative positions and/or the underlying assets to maintain funding consistency with our unsecured long term debt. The proportion of our non-yen denominated long-term debt slightly decreased to 28.0% of total term debt outstanding as of March 31, 2012 from 28.5% as of March 31, 2011.

2.1    Short-Term Unsecured Debt

Our short-term unsecured debt consists primarily of short-term bank borrowings (including long-term bank borrowings maturing within one year), commercial paper, deposits at banking entities, certificates of deposit and bonds and notes maturing within one year. Deposits at banking entities and certificates of deposit represent customer deposits and certificates of deposit held by our banking subsidiaries.

Our short-term unsecured debt total increased ¥374.8 billion to ¥3,009.1 billion as of March 31, 2012 from ¥2,634.3 billion as of March 31, 2011 mainly due to a ¥366.4 billion increase in short-term bank borrowings to ¥1,250.7 billion as of March 31, 2012 from ¥884.3 billion as of March 31, 2011. The average outstanding balance of commercial paper was ¥338.0 billion for the period ended in March 31, 2012.

The table below summarizes our Short-Term Unsecured Debt:

	Billions of yen
	March 31
	2011	2012
Short-Term Unsecured Debt Total(1)	¥2,634.3	¥3,009.1
Short-Term Bank Borrowings	884.3	1,250.7
Other Loans	84.8	99.0
Commercial Paper	379.5	315.6
Deposit at Banking Entities	573.1	589.8
Certificates of Deposit	184.0	234.7
Bonds and Notes maturing within one year	528.6	519.3

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.

2.2    Long-Term Unsecured Debt

We also routinely issue long term-debt in various maturities and currencies to maintain a long-term funding surplus, and to also achieve both cost-effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other bond programs.

As a globally competitive financial service group in Japan, we have access to multiple markets worldwide and major funding centers. The Company, NSC, Nomura Europe Finance N.V. (“NEF”) and Nomura Bank International plc (“NBI”) are the main entities that conduct external borrowings, issuances of debt instruments and other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as may be necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

Our long-term debt decreased ¥93.9 billion to ¥6,373.0 billion as of March 31, 2012 from ¥6,466.9 billion as of March 31, 2011, primarily due to ¥663.7 billion decrease in bonds and notes to ¥3,559.3 billion as of March 31, 2012 from ¥4,223.0 billion as of March 31, 2011. The increase in long-term bank borrowings primarily reflected refinancing of some of our long-term bank borrowings which was, partly offset by a ¥589.5 billion increase in long-term bank borrowings to ¥2,589.1 billion as of March 31, 2012 from ¥1,999.6 billion as of March 31, 2011.

In the fiscal year ended on March 31, 2012, Nomura issued ¥215.4 billion of domestic bonds, that consists of ¥170.0 billion of subordinated bonds and ¥45.4 billion of senior debt securities.

The table below summarizes our Long-Term Unsecured Debt:

	Billions of yen
	March 31
	2011	2012
Long-Term Unsecured Debt Total	¥6,466.9	¥6,373.0
Long-Term Deposit at Banking Entities	55.5	80.2
Long-Term Bank Borrowings	1,999.6	2,589.1
Other Loans	188.8	144.4
Bonds and Notes(1)	4,223.0	3,559.3
NHI Shareholders’ Equity	2,082.8	2,107.2

(1)	Excluding “long-term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (“VIEs”) under ASC 810, “Consolidation” (“ASC 810”) and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

2.3    Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity for plain vanilla debt securities and borrowings with maturities longer than one year was 4.33 years as of March 31, 2012. A major part of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calling notes by indices are individually determined. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 10.35 years as of March 31, 2012. The average maturity of our entire long term debt portfolio, including plain vanilla debt securities and borrowings, was 6.79 years as of March 31, 2012. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering of probability of redemption. Due to structure bias, we use probability adjusted by a certain stress factor.

2.4    Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki” transactions. Repo transactions involve the selling of government and government agency securities under agreements with clients to repurchase these securities from clients. Japanese “Gensaki” transactions have no margin requirements or substitution right. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, providing with a various range and types of securities collateral and actively seeking to term out the tenor of certain transactions. For more detail of secured borrowings and repurchase agreements, see Note 6 “Collateralized transactions” to our consolidated financial statements.

3.    Management of Credit Lines to Nomura Group entities.

We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. Total of unused committed facilities increased ¥13.9 billion to ¥138.3 billion as of March 31, 2012 from ¥124.4 billion as of March 31, 2011. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

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

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2012, our liquidity portfolio was ¥ 5,427.7 billion which generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area. Our liquidity portfolio is composed of the following highly liquid products.

	Billions of yen
	March 31
	2011	2012
Liquidity Portfolio	¥5,819.1	¥5,427.7
Cash, Cash Equivalent and Time Deposits	1,959.7	1,137.3
Government Securities	3,851.1	3,877.4
Others	8.3	413.0

In addition to the liquidity portfolio, we have ¥1,289.6 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2012 was ¥6,717.3 billion—this represented 223.2 % of our total unsecured debt maturing within one year.

	Billions of yen
	March 31
	2011	2012
Net Liquidity Value of Other Unencumbered Assets	¥1,806.9	¥1,289.6
Liquidity Portfolio	5,819.1	5,427.7

Total	¥7,626.0	¥6,717.3

In the stress test, we assume the cash outflow as shown below and also consider the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than one year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event

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

In 2008, the Basel Committee published Principles for Sound Liquidity Risk Management and Supervision (“Sound Principles”). To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (LCR) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (NSFR) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonised” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

After an observation period, the LCR, including any revisions, will be introduced on January 1, 2015. The NSFR, including any revisions, will move to a minimum standard by January 1, 2018.

5.    Contingency Funding Plan.

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of the Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to operations at central banks including but not exclusively the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities, as was generally the case for a number of years through the fiscal year ended March 31, 2011. For the fiscal year ended March 31, 2012, we recorded net cash inflows from operating activities and investing activities as discussed in the comparative analysis mentioned below.

The following is the summary information on our consolidated cash flows for the years ended March 31, 2011 and 2012:

	Billions of yen
	Year Ended March 31
	2011	2012
Net cash provided by (used in) operating activities	¥(235.1)	¥290.9
Net income	31.9	26.1
Trading assets and private equity investments	(1,481.9)	971.3
Trading liabilities	1,206.4	(1,058.4)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	327.7	980.2
Securities borrowed, net of securities loaned	(446.2)	(508.8)
Other, net	127.0	(119.4)
Net cash provided by (used in) investing activities	(423.2)	9.9
Net cash provided by (used in) financing activities	1,284.2	(844.3)
Long-term borrowings, net	1,079.6	(867.6)
Other, net	204.6	23.3
Effect of exchange rate changes on cash and cash equivalents	(26.2)	(6.3)

Net increase (decrease) in cash and cash equivalents	599.7	(549.8)
Cash and cash equivalents at beginning of the year	1,020.6	1,620.3

Cash and cash equivalents at end of the year	¥1,620.3	¥1,070.5

See the consolidated statements of cash flows in our consolidated financial statements for more detailed information.

For the year ended March 31, 2012, our cash and cash equivalents decreased by ¥549.8 billion to ¥1,070.5 billion. Net cash of ¥844.3 billion was used in financing activities due to cash outflows of ¥867.6 billion by net payments of Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥87.1 billion from cash inflows due to a decrease in Trading assets and Private equity investments in combination with cash outflows due to a decrease in Trading liabilities, they were offset by ¥471.4 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥290.9 billion was provided by operating activities.

For the year ended March 31, 2011, our cash and cash equivalents increased by ¥599.7 billion to ¥1,620.3 billion. Net cash of ¥1,284.2 billion was provided by financing activities due to cash inflows of ¥1,079.6 billion from net issuance of Long-term borrowings. As part of trading activities, there were net cash outflows of ¥275.5 billion from cash outflows due to an increase in Trading assets and Private equity investments in combination with cash inflows due to an increase in Trading liabilities and there were also net cash outflows of ¥118.5 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥235.1 billion was used in operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2012, were ¥35,697.3 billion, a decrease of ¥995.7 billion compared with ¥36,693.0 billion as of March 31, 2011, reflecting decreases in Cash and cash equivalent, Securities purchased under agreements to resell and Trading assets. Total liabilities as of March 31, 2012, were ¥33,308.2 billion, a decrease of ¥1,293.2 billion compared with ¥34,601.4 billion as of March 31, 2011, reflecting decreases in Securities sold under agreements to repurchase, Trading liabilities and Other secured borrowings. NHI shareholders’ equity as of March 31, 2012, was ¥2,107.2 billion, an increase of ¥24.4 billion compared with ¥2,082.8 billion as of March 31, 2011, due to increases in Additional paid-in capital.

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

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31
	2011	2012
NHI shareholders’ equity	¥2,082.8	¥2,107.2
Total assets(1)	36,693.0	35,697.3
Adjusted assets(2)	21,536.7	21,954.7
Leverage ratio(3)	17.6x	16.9x
Adjusted leverage ratio(4)	10.3x	10.4x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported Leverage and Adjusted leverage ratios as of March 2011 and 2012.
(2)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed.
(3)	Equals total assets divided by NHI shareholders’ equity.
(4)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets decreased by 2.7% reflecting primarily a decrease in Securities purchased under agreements to resell. Total NHI shareholders’ equity increased by 1.2%. As a result, our leverage ratio went down from 17.6 times as of March 31, 2011 to 16.9 times as of March 31, 2012.

Adjusted assets increased primarily due to an increase in Office buildings, land, equipment and facilities. As a result, our adjusted leverage ratio went up from 10.3 times as of March 31, 2011 to 10.4 times as of March 31, 2012.

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

Dividends

Nomura believes that pursuing a sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the Company’s consolidated financial performance.

Nomura paid a dividend of ¥4.0 per share for the first half and a dividend of ¥2.0 per share for the second half in line with its dividend policy for the fiscal year ended March 31, 2012.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2007	¥8.00	¥8.00	¥8.00	¥20.00	¥44.00
2008	8.50	8.50	8.50	8.50	34.00
2009	8.50	8.50	8.50	—	25.50
2010	—	4.00	—	4.00	8.00
2011	—	4.00	—	4.00	8.00
2012	—	4.00	—	2.00	6.00

Stock Repurchases

We consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Preferred Stock

Effective June 28, 2011, in order to respond to Basel III capital adequacy requirements, we have amended our Articles of Incorporation to enable issuance of each class of preferred stock with a provision for redemption upon the occurrence of certain events. (See “Preferred Stock” under Item 10.B. of this annual report for further information.) We do not have plans to issue preferred stocks as of June 27, 2012. The amendment did not result in any change to the total number of shares authorized to be issued.

Consolidated Regulatory Requirements

As discussed in Item 4.B. (Regulatory Capital Rules), the FSA established the “Guideline for Financial Conglomerate Supervision” (the “Financial Conglomerate Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the Bank Holding Companies Notice as permitted under the Financial Instruments Business Operators Guidelines, although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerate Guideline.

The Company has been assigned as a Final Designated Parent Company who must calculate the consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our Basel II-based consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. Note that the Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and we have calculated our Basel 2.5-based consolidated regulatory capital adequacy ratio since December 2011.

In accordance with Article 3 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated regulatory capital adequacy ratio is calculated based on the amounts of qualifying capital, credit risk-weighted assets, market risk, and operational risk. Also in accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated regulatory capital adequacy ratio is higher than 8%. As of March 31, 2012, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 16.5%.

The following table presents Nomura’s consolidated capital adequacy ratio as of March 31, 2011 and March 31, 2012:

	Billions of yen, except ratios
	March 31
	2011	2012
Qualifying Capital
Tier 1 capital	¥1,915.0	¥2,090.2
Tier 2 capital	651.5	319.6
Tier 3 capital	139.6	224.3
Deductions	121.8	207.0
Total qualifying capital	2,584.3	2,427.0
Risk-Weighted Assets
Credit risk-weighted assets	7,468.4	8,324.4
Market risk equivalent assets	2,442.3	3,924.6
Operational risk equivalent assets	1,718.8	2,432.0
Total risk-weighted assets	11,629.5	14,681.0
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	22.2%	16.5%
Tier 1 capital ratio	16.4%	14.2%

Total qualifying capital is comprised of Tier 1, Tier 2, Tier 3 capital and deduction items. Our Tier 1 capital mainly consists of NHI shareholders’ equity and non-controlling interests less goodwill, certain intangible fixed assets and 50% of expected loss defined in rule text. Tier 2 and Tier 3 capital consists of subordinated debt classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Capital Adequacy Notice on Final Designated Parent Company. Deduction items include the remaining 50% of expected loss and strategic holding as of financial institution’s stock.

Market risk is calculated using an internal model method for market risk (Nomura’s VaR model). Since the end of December, 2011, we are required to calculate market risk requirement under the Basel 2.5 rule, which is significantly larger than under Basel II rule. On March 31, 2011, we started calculating credit risk assets and operational risk using foundation Internal Ratings-Based approach and The Standardized Approach, respectively.

We provide Tier 1 capital ratio and consolidated capital adequacy ratio not only to demonstrate that we are in compliance with the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of our report can compare our capital position against those of other financial groups under the same Basel framework. Management receives and reviews these capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework, which is called ‘Basel 2.5’. This announcement states that the Basel Committee’s trading book rules, effective at the end of 2011, will introduce higher capital requirements to capture the credit risk of complex trading activities. Such trading rules also include a stressed VaR requirement.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment charge for over-the-counter derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards will be phased in gradually from 2013.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important financial institutions (“G-SIFIs”) and the additional requirements to the G-SIFIs including the recovery and resolution plan. The FSB also announced the group of G-SIFIs will be updated annually and published by the FSB each November.

The FSA introduced notices such as the Capital Adequacy Notice on Final Designated Parent Company on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. It reviewed the Capital Adequacy Notice on Final Designated Parent Company according to Basel 2.5 and Basel III framework and the revised notice in line with Basel 2.5 was implemented at the end of December 2011 and the revised notice in line with Basel III will be implemented at the end of March 2013. It is expected that the revised notice will be in line with a series of rules and standards proposed by the Basel Committee.

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

As of May 31, 2012, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa3
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

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

On March 15, 2012, Moody’s Investors Service downgraded the ratings for senior debt from Baa2 to Baa3 and from Baa1 to Baa2 for the Company and NSC, respectively. The short-term debt rating for NSC was affirmed at P-2 and the outlook on all the ratings is stable. This downgrade was attributable to Moody’s view of the longer-term challenges facing Nomura’s Institutional wholesale activities and a reassessment of the risks inherent in the business model of global investment banks while Moody’s recognizes the progress being made in Nomura’s recent restructuring efforts and its well-established retail and wholesale franchise in Japan.

There has been no change to the ratings in the above table since the date indicated.

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

For further information about transactions with VIEs, see Note 8 “Securitizations and Variable Interest Entities” to our consolidated financial statements.

Repurchase and securities lending transactions accounted for as sales

We enter into certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of repo-to-maturity transactions and certain types of securities transactions.

We enter into repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. We account for these transactions as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from our consolidated balance sheets under open repo-to-maturity transactions as of March 31, 2011 and 2012 were ¥169,766 million and ¥39,797 million, respectively.

We engage in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. We account for these transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, we do not maintain effective control over the transferred financial assets as we are not able to be returned the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. Upon adoption of Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” as of January 1, 2012, Nomura has not derecognized such transactions that started on and after the adoption date. The amounts of securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2011 and 2012 were ¥291,870 million and ¥1,930 million, respectively.

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

Long-term borrowings and contractual interest payments:

•

In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:

•	We lease our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain office space, equipment and facilities under capital lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction-related, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have a fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.

Commitments to invest in partnerships:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Commitments to purchase aircraft:

•	In connection with our aircraft leasing business, we have commitments to purchase aircraft.

Commitments to purchase real estate:

•	In connection with our real estate related activities, we have commitments to purchase real estate for sale and rental.

Note 13 “Borrowings” contains further detail on our short-term and long-term borrowing obligation and Note 22 “Commitments, contingencies and guarantees” to our consolidated financial statements contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2012:

	Millions of yen
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥21,674	¥12,919	¥138	¥212	¥8,405
Long-term borrowings(1)	8,281,872	1,112,828	2,463,672	1,623,241	3,082,131
Contractual interest payments(2)	1,090,956	142,159	233,456	146,067	569,274
Operating lease commitments	169,038	21,129	35,821	25,089	86,999
Capital lease commitments(3)	52,855	616	864	6,099	45,276
Purchase obligations(4)	37,237	26,872	10,365	—	—
Commitments to extend credit	332,009	81,515	48,052	147,354	55,088
Commitments to invest in partnerships	28,825	15,155	7,961	971	4,738
Commitments to purchase aircraft	52,411	25,727	26,684	—	—
Commitments to purchase real estates	234,400	139,376	86,620	8,404	—

Total	¥10,301,277	¥1,578,296	¥2,913,633	¥1,957,437	¥3,851,911

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2012.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amount to ¥2,519 billion for resale agreements and ¥1,711 billion for repurchase agreements as of March 31, 2012. These amounts include certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings in accordance with ASC 860.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Directors of the Company as of June 27, 2012. With respect to the information under “Brief Personal History” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
Nobuyuki Koga (Aug. 22, 1950)

Director

Chairman of the Board

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Director and Chairman of the Board of Nomura Securities Co., Ltd.

President of Kanagawa Kaihatsu Kanko Co., Ltd.

		Apr. 1974	Joined the Company
		Jun. 1995	Director
		Apr. 1999	Managing Director
		Jun. 2000	Deputy President
		Oct. 2001	Deputy President Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2003	Director and President Director and President of Nomura Securities Co., Ltd.
		Jun. 2003	Director, President & CEO Director and Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2008	Director and Representative Executive Officer Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2011	Director and Chairman Director and Chairman of Nomura Securities Co., Ltd.

Kenichi Watanabe (Oct. 28, 1952)	Director, Representative Executive Officer and Group CEO	Apr. 1975	Joined the Company
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Oct. 2001	Director Managing Director of Nomura Securities Co., Ltd.
		Apr. 2002	Director Executive Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2006	Deputy President of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Apr. 2008	President & CEO Director and President & CEO of Nomura Securities Co., Ltd.
		Jun. 2008	Director and President & CEO Director and President & CEO of Nomura Securities Co., Ltd.
		Jun. 2011	Director, Representative Executive Officer and Group CEO Director and President & CEO of Nomura Securities Co., Ltd.
		Apr. 2012	Director, Representative Executive Officer and Group CEO

Takumi Shibata (Jan. 8, 1953)	Director, Representative Executive Officer and Group COO Chairman and CEO of Wholesale	Apr. 1976	Joined the Company
		Jun. 1998	Director
		Jun. 2000	Managing Director
		Oct. 2001	Managing Director of Nomura Securities Co., Ltd.
		Apr. 2003	Executive Managing Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2005	Senior Managing Director Director and President & CEO of Nomura Asset Management Co., Ltd.
		Apr. 2006	Director and President & CEO of Nomura Asset Management Co., Ltd.
		Apr. 2008	Deputy President & COO Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Deputy President & COO Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2011	Director, Representative Executive Officer and Group COO Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Director, Representative Executive Officer and Group COO

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
Masanori Itatani (Oct. 13, 1953)	Director Member of the Audit Committee Director of Nomura Securities Co., Ltd.	Apr. 1976	Joined the Company
		Jun. 1998	Director, responsible for Corporate Communications and Investor Relations
		Jun. 2000	Director, responsible for Corporate Planning and Communications
		Oct. 2001	Director, responsible for General Affairs
		Jun. 2003	Senior Managing Director, responsible for Global Corporate Communications, General Affairs and Secretariat
		Apr. 2004	Senior Managing Director, responsible for Internal Audit
		Apr. 2006	Executive Managing Director, responsible for Internal Audit
		Jun. 2007	Director

Masanori Nishimatsu (Feb. 3, 1958)	Audit Mission Director	Apr. 1980	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo suburbs
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo suburbs
		Apr. 2006	Senior Managing Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd., Nagoya
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd., Nagoya
		Apr. 2010	Advisor
		Jun. 2010	Director Audit Mission Director

David Benson (Feb. 9, 1951)	Director	Feb. 1997	Joined Nomura International plc
		Jul. 1999	Head of Risk Management, Nomura International plc
		Mar. 2005	COO, Nomura International plc
		Aug. 2007	Resigned from Nomura International plc
		Nov. 2008	Chief Risk Officer, Senior Managing Director

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Jan. 2011	Vice Chairman, Risk and Regulatory Affairs
		Apr. 2011	Vice Chairman, Senior Managing Director
		Jun. 2011	Director

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

Toshinori Kanemoto (Aug. 24, 1945)

Outside Director

Member of the Nomination Committee

Member of the Compensation Committee

Outside Director of Nomura Securities Co., Ltd.

Of-Counsel of City-Yuwa Partners

Outside Statutory Auditor of Kameda Seika Co., Ltd.

		Apr. 1968	Joined National Police Agency
		Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
		Aug. 1995	Director General of the International Affairs Department, National Police Agency
		Oct. 1996	President of ICPO-INTERPOL
		Aug. 2000	President, National Police Academy
		Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan
		Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
		Feb. 2007	Of-Counsel of City-Yuwa Partners
		Jun. 2008	Outside Statutory Auditor of Kameda Seika Co., Ltd.
		Jun. 2011	Outside Director

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

Dame Clara Furse (Sept. 16, 1957)

Outside Director

Non-Executive Director of Legal & General Group plc

Non-Executive Director of Nomura International plc

Non-Executive Director of Nomura Europe Holdings plc

Non-Executive Director of Amadeus IT Holding SA

Non-Executive Director of UK Department for Work and Pensions

		Feb. 1983	Joined Phillips & Drew/UBS
		Jun. 1990	Non-Executive Director of LIFFE (London International Financial Futures Exchange)
		Jun. 1997	Deputy Chairman of LIFFE
		May 1998	Group Chief Executive of Credit Lyonnais Rouse
		Jan. 2001	Chief Executive of London Stock Exchange Group
		Jun. 2009	Non-Executive Director of Legal & General Group plc
		Dec. 2009	Non-Executive Director of Nomura International plc Non-Executive Director of Nomura Europe Holdings plc
		Apr. 2010	Non-Executive Director of Amadeus IT Holding SA
		Jun. 2010	Outside Director

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Jun. 2011	Non-Executive Director of UK Department for Work and Pensions

Takao Kusakari (Mar. 13, 1940)	Outside Director Outside Director of Nomura Securities Co., Ltd. Outside Statutory Auditor of Nippon Steel Corporation Corporate Advisor of NYK Line	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (NYK Line)
		Aug. 1999	President of NYK Line
		Apr. 2002	President, Corporate Officer of NYK Line
		Apr. 2004	Chairman, Corporate Officer of NYK Line
		Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
		Apr. 2009	Director and Corporate Advisor of NYK Line
		Jun. 2009	Outside Statutory Auditor of Nippon Steel Corporation
		Jun. 2010	Corporate Advisor of NYK Line
		Jun. 2011	Outside Director

Michael Lim Choo San (Sept. 10, 1946)

Outside Director

Member of The Singapore Public Service Commission

Chairman of the Land Transport Authority of Singapore

Non-Executive Chairman of Nomura Singapore Ltd.

Member of the Legal Service Commission, Singapore

Non-Executive Director of Nomura Asia Holding N.V.

Chairman of Pro-Tem Singapore Accountancy Council

Chairman of Accounting Standards Council, Singapore

Non-Executive Chairman of Nomura Asia Holding N.V.

		Aug. 1972	Joined Price Waterhouse, Singapore
		Jan. 1992	Managing Partner of Price Waterhouse, Singapore
		Oct. 1998	Member of The Singapore Public Service Commission
		Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
		Sep. 2002	Chairman of the Land Transport Authority of Singapore
		Jul. 2006	Non-Executive Chairman of Nomura Singapore Ltd.
		Nov. 2007	Member of the Legal Service Commission, Singapore
		Feb. 2009	Non-Executive Director of Nomura Asia Holding N.V.
		Jun. 2011	Outside Director
		Oct. 2011	Chairman of Pro-Tem Singapore Accountancy Council
		Nov. 2011	Chairman of Accounting Standards Council, Singapore
		Apr. 2012	Non-Executive Chairman of Nomura Asia Holding N.V.

Among the above listed Directors, Masahiro Sakane, Toshinori Kanemoto, Haruo Tsuji, Tsuguoki Fujinuma, Dame Clara Furse, Takao Kusakari and Michael Lim Choo San satisfy the requirements for an “outside director” under the Companies Act. The Companies Act defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the Company or its subsidiaries.

Executive Officers

The following table provides information about Nomura’s Executive Officers as of June 27, 2012. With respect to the information under “Brief Personal History” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
Kenichi Watanabe (Oct. 28, 1952)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Takumi Shibata (Jan. 8, 1953)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Eiji Kutsukake (Sept. 12, 1960)	Executive Managing Director Retail CEO	Apr. 1984	Joined the Company
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Senior Corporate Managing Director (Senior Managing Director) of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Corporate Managing Director (Senior Managing Director) Retail COO Executive Vice President (Senior Managing Director) of Nomura Securities Co., Ltd.
		Apr. 2012	Executive Managing Director Retail CEO

Toshihiro Iwasaki (May 10, 1957)	Executive Managing Director Asset Management CEO Director and Chairman & CEO of Nomura Asset Management Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2004	Executive Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	President & CEO of The Nomura Trust and Banking Co., Ltd.
		Apr. 2011	Deputy President of Nomura Asset Management Co., Ltd.
		Jun. 2011	Executive Managing Director and Asset Management CEO
Director and Chairman & CEO of Nomura Asset Management Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
Junko Nakagawa (Jul. 26, 1965)	Executive Managing Director Chief Financial Officer	Apr. 1988	Joined the Company
		Sep. 2001	Resigned
		Oct. 2001	Joined Nomura Securities Co., Ltd.
		Mar. 2004	Resigned from Nomura Securities Co., Ltd.
		Jan. 2008	Senior Advisor of Nomura Healthcare Co., Ltd.
		Apr. 2008	Director and President of Nomura Healthcare Co., Ltd.
		Jun. 2010	Director of Nomura Healthcare Co., Ltd.
		Apr. 2011	Executive Managing Director, Chief Financial Officer Executive Managing Director of Nomura Securities Co., Ltd. Financial Officer of Nomura Securities Co., Ltd.

B. Compensation.

The overview of Nomura Group’s compensation framework is as follows:

(1) Compensation policy

We have developed our compensation policy for both executives and employees of Nomura Group to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

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

Current members include the Group CEO (as Chairman of the Committee), Group COO (concurrently serving as the Chairman and CEO of the Wholesale Division), CEO of the Retail Division, CEO of the Asset Management Division, CFO, Chief Risk Officer (CRO), head of the CEO/COO Office and heads of Human Resources.

(3) Nomura’s compensation framework

The outline of our compensation framework is as follows:

Compensation Components	Purposes		Specific Elements
Base Salary	•	Rewards individuals for their knowledge, skills, competencies and experiences	•	Base pay
	•	Reflects local labor market standards

Fixed Allowances	•	Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals	• •	Housing allowances Overtime pay

Variable Compensation	•	Rewards team and individual performances, and their contribution to results as well as strategic and future value	• •	Cash bonuses Deferred compensation
	•	Reflects appropriate internal and market-based comparisons
	•	Reflects broad view on compensation, including individual performances, approaches to risk, compliance and cross divisional cooperation

Note: Benefits are driven by local market regulations and practices, and are not included in the above.

(4) Variable compensation

In the compensation framework referred in (3), the outline of Variable Compensation is as follows;

Cash bonuses

A proportion of the variable compensation is delivered in the form of a cash payment following the end of the fiscal year. Individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements will be adhered to when deciding on proportions of cash bonuses.

Deferred compensation

Certain senior management and employees whose compensation is above a certain level receive a portion of their variable compensation in the form of deferred compensation vehicles. By linking the economic value to Nomura’s stock price or imposing certain vesting periods in place, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing opportunities to grow personal wealth over certain period from the grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of the long-term increase in corporate value.

With these benefits, deferred compensation plans are also recommended by regulators of key jurisdictions in which we operate.

The deferral period for our deferred compensation plans is three or more years in principle, and is five years for senior management and employees with certain responsibilities. This is in line with the “Principles for Sound Compensation Practices” issued by the FSB, which recommends, among others, a deferral period of three or more years.

In addition, unvested deferred compensation shall be reduced or forfeited in case of:

•	material restatement in financial statements

•	material violation of policies of Nomura; and

•	material detriment to the business or reputation of Nomura.

Nomura has 1. Core deferral plans, 2. Supplemental deferral plans and 3. Multi-Year Performance Deferral plan as its deferred compensation.

1. Core deferral plans

(a) Stock Acquisition Right (“SAR”) Plan

Nomura has issued the following two types of SARs.

•	SAR Plan A

Options are awarded with an exercise price higher than Nomura’s stock price on the date of grant. There is a certain period set between the date of grant and the date of vesting. They are qualified as SARs under Japanese taxation laws and therefore have been issued mainly to employees in Japan.

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

(a) Collared Notional Stock Unit (“CSU”) Plan

This plan is linked to the value of the Nomura’s stock price subject to a cap and a floor.

(b) Notional Indexed Unit (“NIU”) Plan

This plan is linked to a world stock index quoted by Morgan Stanley Capital International. Other material terms, including deferral period and vesting conditions, are the same as those for CSUs.

3. Multi-Year Performance Deferral (“MYPD”) plan

We also introduced MYPD as a deferred compensation for the fiscal year ended March 31, 2012 to senior management and employees with certain responsibilities. Number of units to be granted upon achieving a certain performance target is notified to applicable candidates in advance. At the end of a 2 year performance period, number of units is adjusted, subject to a degree of achievement, and granted in the form of Plan B SARs or NSUs. In case of performance below certain levels, no SARs or NSUs will be granted.

(5) Consistency with risk management and linkage to performance

In determining the aggregate compensation, Nomura considers the ratio of personnel expense against income (after a certain risk adjustment and before deduction of tax and personnel expenses). Risk adjustment of income is done by deducting a certain proportion of economic capital from each division’s revenue. Such economic capital comprehensively recognizes quantitatively assessed risks, and reflects various risks including market, credit, liquidity, and operational risks.

Nomura recognizes that its aggregate compensation maintains consistency with the current financial soundness and future prospects of Nomura, and that it does not have significant impact on capital adequacy in the future.

(6) Compensation for Directors and Executive Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts the committee-based corporate governance system, the Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with the applicable compensation policy.

1    Aggregate compensation

	Millions of yen
	Year ended March 31, 2012
Category	Number of Directors or Executive Officers(1)	Basic Compensation(2)	Bonus		Total
Directors (Outside Directors)	15 (10)	¥362 (170)	¥	— (—)	¥362 (170)
Executive Officers	6	378		—	378

Total	21	¥740		¥—	¥740

(1)	The numbers of people above include 3 Directors (including 2 Outside Directors) and 1 Executive Officer who resigned in May and June 2011. There were 14 Directors and 5 Executive Officers as of March 31, 2012, of which 2 Directors were concurrently serving as Executive Officers. Their Compensation is included in that of Executive Officers.

(2)	Basic compensation of ¥740 million includes other compensation (commuter pass allowance) of ¥1 million that has been provided.
(3)	In addition to the amount above: (1) SARs and supplemental deferral plans have been granted during the year ended March 31, 2012 and in the past. ¥214 million for Directors (including ¥1 million for Outside Directors) and ¥587 million for Executive Officers were recognized as expense in the financial statements for the year ended March 31, 2012; and (2) subsidiaries of Nomura paid ¥138 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2012.

2.    Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
Name	Company	Category	Fixed Remuneration (Basic Compensation)			Variable Compensation(2)			Total
			Base Salary	Equity Compensation (SARs)(1)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total
Kenichi Watanabe	Nomura	Director, Representative Executive Officer (Group CEO)	108	20	128	—	—	—	128
Takumi Shibata	Nomura	Director, Representative Executive Officer (Group COO)	96	17	113	—	—	—	113

(1)	The fair value of Equity Compensation (SARs) under Basic Compensation is 397 yen per share, which is based on the share price at the time of grant (June 2011). For details, see ”Stock Acquisition Rights (“SARs”)” below.
(2)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2012 (“this fiscal year”). In accordance with the FIEA and the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.”, Nomura, as a Final Designated Parent Company of a securities company, is required to prepare “Explanatory Document on the Status of Operation and Property” (“Disclosure Paper”) from this year. As the disclosure of compensation schemes and aggregate compensation of key officers and employees of the group for this fiscal year are required in the Disclosure Paper, the compensation disclosed in this Form 20-F is also based on this fiscal year’s performance.
(3)	For accounting purposes, expenses of Equity Compensation and Deferred Compensation (such as SARs) are recognized over the vesting period, starting from the time of the grant. Amount of expenses for Equity Compensation under Basic Compensation and Variable Compensation recognized during this fiscal year relating to Kenichi Watanabe and Takumi Shibata were 191 million yen and 164 million yen, respectively, which is an aggregate of Equity Compensation and Deferred Compensation granted during the past several years before the end of this fiscal year. These amounts are not the compensation determined based on the performance during this fiscal year.

Stock Acquisition Rights (“SARs”)

	March 31, 2012
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.6	June 3, 2005	112,000	From June 4, 2007 to June 3, 2012	¥1	0
Stock Acquisition Rights No.8	July 25, 2005	1,479,800	From July 1, 2007 to June 30, 2012	1,134	0
Stock Acquisition Rights No.9	April 24, 2006	88,200	From April 25, 2008 to April 24, 2013	1	0
Stock Acquisition Rights No.10	June 12, 2006	262,700	From June 13, 2008 to June 12, 2013	1	0
Stock Acquisition Rights No.11	July 14, 2006	1,742,000	From July 7, 2008 to July 6, 2013	1,763	0
Stock Acquisition Rights No.12	October 10, 2006	4,700	From October 11, 2008 to October 10, 2013	1	0
Stock Acquisition Rights No.13	April 25, 2007	337,300	From April 26, 2009 to April 25, 2014	1	0
Stock Acquisition Rights No.14	June 21, 2007	405,600	From June 22, 2009 to June 21, 2014	1	0
Stock Acquisition Rights No.15	August 1, 2007	113,000	From August 2, 2009 to August 1, 2014	1,909	0
Stock Acquisition Rights No.16	August 1, 2007	1,820,000	From August 2, 2009 to August 1, 2014	1,909	0
Stock Acquisition Rights No.17	August 1, 2007	203,600	From August 2, 2009 to August 1, 2014	1	0
Stock Acquisition Rights No.18	October 19, 2007	21,800	From October 20, 2009 to October 19, 2014	1	0
Stock Acquisition Rights No.19	April 23, 2008	600,300	From April 24, 2010 to April 23, 2015	1	0
Stock Acquisition Rights No.20	June 23, 2008	73,300	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.21	June 23, 2008	346,800	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.22	August 5, 2008	110,000	From August 6, 2010 to August 5, 2015	1,312	0
Stock Acquisition Rights No.23	August 5, 2008	1,898,000	From August 6, 2010 to August 5, 2015	1,312	0
Stock Acquisition Rights No.24	August 5, 2008	3,000	From August 6, 2010 to August 5, 2015	1	0
Stock Acquisition Rights No.26	November 10, 2008	10,400	From November 11, 2010 to November 10, 2015	1	0
Stock Acquisition Rights No.27	November 10, 2008	14,100	From November 11, 2010 to November 10, 2015	1	0
Stock Acquisition Rights No.28	April 30, 2009	851,300	From May 1, 2011 to April 30, 2016	1	0
Stock Acquisition Rights No.29	June 16, 2009	306,100	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.30	June 16, 2009	577,100	From June 17, 2011 to June 16, 2016	1	0

	March 31, 2012
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.31	August 5, 2009	176,000	From August 6, 2011 to August 5, 2016	¥745	0
Stock Acquisition Rights No.32	August 5, 2009	2,323,500	From August 6, 2011 to August 5, 2016	745	0
Stock Acquisition Rights No.34	May 18, 2010	2,208,600	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.35	May 18, 2010	7,694,800	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.36	May 18, 2010	2,211,800	From May 19, 2013 to May 18, 2017	1	0
Stock Acquisition Rights No.37	July 28, 2010	29,644,200	From April 30, 2012 to April 29, 2017	1	0
Stock Acquisition Rights No.38	July 28, 2010	9,486,400	From April 30, 2013 to April 29, 2018	1	0
Stock Acquisition Rights No.39	November 6, 2010	2,841,000	From November 16, 2012 to November 15, 2017	481	0
Stock Acquisition Rights No.40	June 7, 2011	19,749,600	From May 25, 2012 to May 24, 2018	1	0
Stock Acquisition Rights No.41	June 7, 2011	19,601,000	From May 25, 2013 to May 24, 2018	1	0
Stock Acquisition Rights No.42	June 7, 2011	19,560,900	From May 25, 2014 to May 24, 2018	1	0
Stock Acquisition Rights No.43	November 16, 2011	2,851,000	From November 16, 2013 to November 15, 2018	302	0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock split.

SARs Held by Directors and Executive Officers of Nomura

	March 31, 2012
	Number of Shares under SARs	Numbers of Holders
Series of SARs		Directors and Executive Officers (excluding Outside Directors)	Outside Directors
SARs No.6	10,000	1	—
SARs No.8	70,000	5	1
SARs No.10	10,300	1	—
SARs No.11	50,000	6	1
SARs No.14	12,100	1	1
SARs No.15	12,000	1	1
SARs No.16	38,000	5	—
SARs No.20	3,000	—	1
SARs No.21	7,900	1	—
SARs No.22	26,000	2	3
SARs No.23	30,000	4	—
SARs No.24	3,000	—	1
SARs No.28	162,700	1	—
SARs No.29	29,000	1	3
SARs No.30	43,000	2	—
SARs No.31	36,000	3	3
SARs No.32	20,000	3	—
SARs No.34	1,028,300	3	—
SARs No.35	271,200	4	—
SARs No.36	48,500	1	—
SARs No.40	448,500	7	—
SARs No.41	448,300	7	—
SARs No.42	448,100	7	—

Pension, Retirement or Similar Benefits

See Note 15 “Employee benefit plans” to our consolidated financial statements.

C. Board Practices.

Information Concerning Our Directors

The Companies Act states that a company which adopts the committee-based corporate governance system (“Committee System”) must establish three committees: a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors, and a majority of each committee must be outside directors. Under the Committee System, the board of directors is entitled to establish the basic management policy for the company, has decision-making authority over certain prescribed matters, and supervise the execution by the executive officers. Executive officers and representative executive officers appointed by a resolution of the board of directors manage the business affairs of the company, based on delegation of authority by the board of directors.

We adopted the Committee System by amending our Articles of Incorporation by way of a special resolution adopted at our annual meeting of shareholders held on June 26, 2003. Through adoption of the Committee System, we aim to strengthen management oversight, increase transparency in our management and have more flexible group operations. An outline of the Company’s Board of Directors Compensation Committee, Nomination Committee and Audit Committee are described below.

Board of Directors

Our Board of Directors consists of all Directors, who are elected at a meeting of shareholders, and our Articles of Incorporation provide that the number of Directors shall not exceed 20. The term of office of Directors is one year, although they may serve any number of consecutive terms. From among its members, our Board of Directors elects the chairman of meetings. Our Board of Directors met 10 times during the fiscal year ended March 31, 2012. As a group, our Directors attended approximately 95% of the total number of meetings of our Board of Directors during the year. Our Board of Directors has the authority to determine our basic management policy and supervise the execution by the Executive Officers of their duties, while by resolution, has delegated to our Executive Officers most of its authority to make decisions with regard to our business.

Compensation Committee

Our Compensation Committee determines the policy with respect to the determination of the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each Director and Executive Officer. Our Compensation Committee met four times during the fiscal year ended March 31, 2012. As a group, the member Directors attended 100% of the total number of meetings of our Compensation Committee during the year. The committee’s current members are Nobuyuki Koga, Masahiro Sakane and Toshinori Kanemoto. Nobuyuki Koga is the Chairman of this committee.

Nomination Committee

Our Nomination Committee determines the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders by our Board of Directors. Our Nomination Committee met two times during the fiscal year ended March 31, 2012. As a group, the member Directors attended 100% of the total number of meetings of our Nomination Committee during the year. The committee’s current members are Nobuyuki Koga, Masahiro Sakane and Toshinori Kanemoto. Nobuyuki Koga is the Chairman of this committee.

Audit Committee

Our Audit Committee (i) audits the execution by the Directors and the Executive Officers of their duties and formulation of audit reports and (ii) determines the particulars of proposals concerning the election and dismissal of the independent auditors and the non-retention of such independent auditors to be submitted to a general meeting of shareholders by our Board of Directors. With respect to financial reporting, our Audit Committee has the statutory duty to examine our financial statements and business reports to be prepared by Executive Officers designated by our Board of Directors and is authorized to report its opinion to the annual meeting of shareholders. In addition, pursuant to our Regulations of the Audit Committee or resolutions of the Board of Directors concerning matters to be necessary for the performance of functions of the Audit Committee, our Audit Committee has the authority to (i) pre-approve audit or non-audit services provided by the independent auditors for SEC reporting purposes and their fees, (ii) fees for independent auditors, (iii) establish the procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and (b) the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters, (iv) approve the annual audit plan of the independent auditors.

Our Audit Committee met 24 times during the fiscal year ended March 31, 2012. As a group, the member Directors attended approximately 98% of the total number of meetings of our Audit Committee during the year. The committee is currently composed of Haruo Tsuji, Tsuguoki Fujinuma and Masanori Itatani. Haruo Tsuji is the Chairman of this committee.

Limitation of Liabilities of Outside Directors

We have entered into agreements with our Outside Directors, Masahiro Sakane, Toshinori Kanemoto, Haruo Tsuji, Tsuguoki Fujinuma, Dame Clara Furse, Takao Kusakari, and Michael Lim Choo San that limit their liabilities to us for damages suffered by us due to their acts taken in good faith and without gross negligence, up to the higher of (a) ¥20 million or (b) the amount prescribed by laws and ordinances.

Information Concerning Our Executive Officers

Executive Officers of the Company are elected at a meeting of our Board of Directors, and our Articles of Incorporation provide that the number of Executive Officers shall not exceed 45. The term of office of Executive Officers is one year, although they may serve any number of consecutive terms. Our Executive Officers have the authority to determine the matters delegated by the resolutions of our Board of Directors and to execute our business activities.

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

D. Employees

The following table shows the number of our employees as of the dates indicated:

	March 31
	2010	2011	2012
Japan	15,053	14,918	21,609
Europe	4,369	4,353	4,014
Americas	1,781	2,348	2,420
Asia Pacific (excluding Japan), India and Oceania	5,171	5,252	6,352

Total	26,374	26,871	34,395

As of March 31, 2012, we had 21,609 employees in Japan, including 9,493 of Retail Division, 1,900 of Wholesale Division and 868 of Asset Management Division. Overseas, we had 12,786 employees, of which 4,014 were located in Europe, 2,420 in the Americas, and 6,352 in Asia Pacific (excluding Japan), India and Oceania.

During the fiscal year, the Company increased its stake in NLB, one of its affiliated companies, by acquiring additional NLB shares and thereby made it a subsidiary. As a result, the total number of employees in Japan increased significantly compared to the previous year.

As of March 31, 2012, 7,780 of NSC’s employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Between the company and the labor union, we had been holding constant discussions to resolve on labor-related matters.

We have not experienced any strikes or other labor disputes in Japan as well as overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of June 27, 2012. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Nobuyuki Koga	130,533
Kenichi Watanabe	174,888
Takumi Shibata	158,258
Masanori Itatani	130,897
Masanori Nishimatsu	86,800
David Benson	—
Masahiro Sakane	30,000
Toshinori Kanemoto	—
Haruo Tsuji	14,000
Tsuguoki Fujinuma	19,448
Dame Clara Furse	—
Takao Kusakari	—
Michael Lim Choo San	—

Total	744,824

Executive Officers

Name	Number of Shareholdings
Kenichi Watanabe	See above
Takumi Shibata	See above
Eiji Kutsukake	17,928
Toshihiro Iwasaki	26,833
Junko Nakagawa	—

Total	44,761

For information regarding stock options granted to our Directors and Executive Officers, see under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table shows our major shareholder who owns more than 5% of our outstanding common stock on the register of shareholders as of March 31, 2012. The Company understands that this shareholder may not be the beneficial owner of the Company’s common stock, but the Company does not have any further information available in determining the beneficial ownership of these shares.

Names of Shareholders	Number of Shares Owned and Percentage of Shares Owned
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	187,713	5.12

The Company is also aware that Sumitomo Mitsui Trust Holdings, Inc. filed reports of substantial shareholding with the Director General of the Kanto Finance Bureau on April 21, 2011 and its subsequent amendments. According to the reports, as of September 30, 2011, Sumitomo Trust Bank Limited and its affiliates, beneficially or of record, owned 205,208,100 shares in total, representing 5.37% of the issued shares of the Company’s common stock. However the Company has not confirmed the status of these shareholdings as of March 31, 2012.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2012, there were 230 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 354,494,022 shares of the Company’s common stock, representing 9.3% of Nomura’s then outstanding common stock. As of March 31, 2012, there were 26,244,423 ADSs outstanding, representing 26,244,423 shares of the Company’s common stock or 0.7% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building Co., Ltd. (“NLB”) currently owns some of our leased office space in Japan. Since May 24, 2011, NLB has become a consolidated subsidiary of Nomura and is no longer an affiliated company of Nomura. We paid NLB ¥622 million as rents before it became a consolidated subsidiary.

See Note 11 “Business combinations” to our consolidated financial statements.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

We held 39.1% of NRI’s outstanding share capital as of March 31, 2012.

For the year ended March 31, 2012, we purchased ¥22,014 million worth of software and computer equipment, paid NRI ¥49,742 million for other services, and received ¥3,848 million as rents from NRI. In addition, we deposited ¥11,738 million as lease deposits to NRI.

In July 2011, Nomura acquired 381,520 shares of NLB from NRI and issued 45,019,360 common shares to NRI as a result of the share exchange. See Note 11 “Business combinations” to our consolidated financial statements.

Directors

There were no significant transactions.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal Proceedings

For a discussion of our litigation and related matters, see “Contingencies—Investigations, lawsuits and other legal proceedings” under Note 22 to the consolidated financial statements included in this annual report.

Dividend Policy

For our dividend policy, see “Capital Management—Dividends” under Item 5.B of this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2012.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on the New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Annual highs and lows
2008	2,580	1,395	21.05	13.08
2009	1,918	403	17.89	3.96
2010	934	498	9.50	5.35
2011	717	361	7.67	4.75
2012	436	223	5.21	2.91
Quarterly highs and lows
2011
First Quarter	717	482	7.67	5.43
Second Quarter	522	403	6.07	4.75
Third Quarter	536	395	6.43	4.77
Fourth Quarter	557	361	6.75	4.84
2012
First Quarter	436	368	5.21	4.61
Second Quarter	410	273	5.04	3.51
Third Quarter	327	223	4.12	2.91
Fourth Quarter	417	238	4.93	3.01
Monthly highs and lows
2012 (calendar year)
January	289	238	3.72	3.01
February	390	273	4.79	3.75
March	417	356	4.93	4.39
April	381	330	4.53	4.06
May	327	254	3.97	3.19
June (through June 26)	291	241	3.59	3.05

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for our Common Stock is the Tokyo Stock Exchange. Our Common Stock has been listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, since 1961.

In December 2001, we listed our Common Stock on the New York Stock Exchange in the form of ADSs evidenced by ADRs. Each ADS represents one share of Common Stock. Our Common Stock has been listed on the Singapore Stock Exchange since 1994.

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

As a company organized under the Committee System of corporate governance, the compensation of our Directors and Executive Officers is determined by the Compensation Committee (see Item 6.C. above). The Compensation Committee establishes the policy with respect to the determination of the individual compensation (including variable compensation) of each of our Directors and Executive Officers and makes determinations in accordance with that compensation policy.

With respect to borrowing powers, these as well as other powers relating to the management of the business (with the exception of certain exclusions specified under the Companies Act) have been delegated to the Executive Officers by the Board of Directors as a company organized under the Committee System.

There is no mandatory retirement age for our Directors under the Companies Act or our Articles of Incorporation.

There is no requirement concerning the number of shares an individual must hold in order to qualify him or her as a Director of the Company under the Companies Act or our Articles of Incorporation.

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

General

Under our Articles of Incorporation, the authorized share capital is 6,000,000,000 shares, of which 3,822,562,601 shares were issued as of March 31, 2012. All issued shares are fully-paid and non-assessable.

On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Act on Book-Entry Transfer of Company Bonds, Shares, Etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, became subject to this clearing system. On the same day, all existing share certificates for such shares became null and void. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under this clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, they must have an account at an “account managing institution” unless such person has an account at JASDEC. “Account managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further stringent requirements of the Book-Entry Law can open accounts directly at JASDEC. For purposes of the description under this “Common Stock” section, we assume that the relevant person has no account at JASDEC.

Under the Book-Entry Law, any transfer of shares is effected through book-entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account by an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act and the Book-Entry Law, except in limited circumstances, a shareholder must have his or her name and address registered in our register of shareholders in order to assert shareholders’ rights against us. Such registration is generally made upon our receipt of necessary information from JASDEC. See “Share Registrar” and “Record Date” below.

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

The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

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

Stock Splits

We may at any time split the issued shares into a greater number of shares by a resolution of our Board of Directors, and in accordance with the Companies Act, our Board of Directors has by a resolution delegated powers to make such stock splits to our executive management board (“EMB”).

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

Transferability of Shares Constituting Less Than One Unit. Under the clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

Right of a Holder of Shares Constituting Less Than One Unit to Require Us to Purchase Its Shares. A holder of shares constituting less than one unit may at any time request us to purchase its shares. Under the clearing system, such request must be made through the relevant account managing institution. These shares will be purchased at (a) the closing price of our shares reported by the Tokyo Stock Exchange on the day when the request to purchase is received by our share registrar or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. An amount equal to the applicable handling fee will be deducted from the price so determined pursuant to our Share Handling Regulations.

Right of a Holder of Shares Constituting Less than One Unit to Purchase from Us Its Shares up to a Whole Unit. Our Articles of Incorporation provide that a holder of shares constituting less than one unit may request us to sell any shares we may have to such holder so that the holder can raise its fractional ownership up to a whole unit. Under the clearing system, such request must be made through the relevant account managing institution. These shares will be sold at (a) the closing price of our shares reported by the Tokyo Stock Exchange on the day when the request to sell is received by our share registrar or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. An amount equal to the applicable handling fee will be added to the price so determined pursuant to our Share Handling Regulations.

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

A holder of shares constituting less than one unit does not have any rights related to voting, such as the right to participate in a demand for the dismissal of a Director, the right to participate in a demand for the convocation of a meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to institute a representative action by shareholders.

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

Acquisition of Own Shares

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

Pursuant to amendments to our Articles of Incorporation approved at our annual meeting of shareholders on June 28, 2011 the following feature has been added to the preferred stock described in our Articles of Incorporation. We shall have the obligation to acquire all or any part of shares of Class 1 preferred stock, Class 2 preferred stock, Class 3 preferred stock and/or Class 4 preferred stock upon the occurrence of certain events determined by a resolution of our Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors (including the event that the Company’s capital adequacy ratio or other measure of regulatory capital falls below a pre-determined threshold, and/or the event that a supervisory agency (or an equivalent body) determines that a write-down, capital injection by a public institution or other equivalent action is necessary for the Company) prior to the time of issuance of the relevant preferred stock. In such event, we would deliver to the relevant shareholders a certain number of shares of our common stock in exchange for the shares of the preferred stock acquired by us from them. The number of our common stock so to be delivered to a shareholder of the relevant preferred stock would be determined prior to the issuance of such preferred shares by a resolution of our Board of Directors or by Executive Officer(s) considering the subscription price of the preferred shares, the market value of the Company’s common stock and market conditions. An upper limit for the common stock to be delivered in exchange for the relevant preferred shares may also be set pursuant to such resolution or determination.

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

On June 26, 2012, the closing price of our shares on the Tokyo Stock Exchange was ¥275 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥200 and ¥499 per share, as well as the daily price limit if our per share price were to rise to between ¥500 and ¥699, ¥700 and ¥999, and ¥1,000 and ¥1,499, or fall to between ¥100 and ¥199. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Equal to or greater than	¥100	Less than	¥200	¥ 50
Equal to or greater than	200	Less than	500	80
Equal to or greater than	500	Less than	700	100
Equal to or greater than	700	Less than	1,000	150
Equal to or greater than	1,000	Less than	1,500	300

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

D. Exchange Controls.

Acquisition of Shares

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) governs certain aspects relating to the acquisition and holding of securities by “non-residents of Japan” and “foreign investors”, as defined below.

In general, acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange by a non-resident of Japan from a resident of Japan is not subject to any prior notification requirement, but subject to a post reporting requirement by the resident.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange and as a result of this acquisition directly or indirectly holds 10% or more of the issued shares of such company, together with its existing holdings and those of other parties who have a special relationship with that foreign investor, the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan by the 15th day of the immediately following month in which the date of acquisition falls. In exceptional cases, a prior notification is required in respect of the acquisition.

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

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs will be issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the U.S., to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holders of ADSs.

E. Taxation.

U.S. Federal Income Taxation

This section describes the material U.S. federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below), you acquire your shares or ADSs in an offering and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging, conversion, integrated or constructive sale transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

If you own shares or ADSs during any year that we are a PFIC with respect to you, you are generally required to file Internal Revenue Service Form 8621.

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

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax applies, the rate of Japanese withholding tax applicable to dividends on listed shares such as those paid by us to non-resident shareholders is currently 7%. This rate is applicable for dividends due and payable on or before December 31, 2013, and on or after January 1, 2014, a 15% rate will apply, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares for which the applicable rate is 20% (please refer to Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law including its relevant temporary provision for these withholding rates).

On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax were introduced to fund the restoration effort from the earthquake. Income tax and withholding tax payers will need to pay a surtax, calculated by multiplying the base income tax with 2.1% for 25 years starting from January 1, 2013. As a result, the fractional tax rate increase in the withholding tax on dividends will be made from January 1, 2013, such as 7.147% applicable from January 1, 2013 to December 31, 2013 and 15.315% applicable thereafter until December 31, 2037, respectively. If a non-resident taxpayer is a resident of a country that Japan has tax treaty with, as described below, such non-residents will not be subject to the surtax to the extent that the applicable rate agreed in the tax treaty is lower than the aggregate domestic rate.

Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden. Under the Japan-U.S. Tax Treaty, the withholding tax rate on dividends is 10% for portfolio investors, provided that they do not have a permanent establishment in Japan, or if there is a permanent establishment, the shares with respect to which such dividends are paid are not effectively connected with such permanent establishment, and that they are qualified U.S. residents eligible to enjoy treaty benefits. It shall be noted that, under the Japan-U.S. Tax Treaty, withholding tax on dividends to be paid is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds (please refer to Article 10(3)(b) of the Japan-U.S. Tax Treaty). In addition to the Japan-U.S. Tax Treaty, Japan currently has income tax treaties, whereby the withholding tax rate on dividends is also reduced from 15% to 10% for portfolio investors, with, among others, the U.K., France, Australia, the Netherlands and Switzerland due to the treaty renewals.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we will file annual reports on Form 20-F within four months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, NE., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the U.S. at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the SEC’s website (http://www.sec.gov).

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Business activities of Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. Nomura Group has established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and the Company’s corporate values.

Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up the framework for the management of risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Besides this, the Group Integrated Risk Management Committee (the “GIRMC”), upon delegation of the EMB, has established the Integrated Risk Management Policy, describing the overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Basic Principles of Risk Management

Nomura Group defines risks as i.) potential erosion of the Nomura Group’s capital base due to unexpected losses from business operations, ii.) potential lack of access to funds due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions, or iii.) potential failure of revenues to cover expenses due to deterioration of earnings environment or deterioration of efficiency or effectiveness of business operations.

It is a fundamental principle that all Directors, Executive Managing Directors, Senior Managing Directors, Corporate Auditors and employees of Nomura Group shall regard themselves as principals of risk management and appropriately manage risks arising in the course of day-to-day business operations. At the same time, Nomura Group practices prudent risk management at an individual entity level within the group and also identifies, evaluates and appropriately manages risks within each of the business departments, risk management departments and internal audit departments, respectively.

Fundamental Policy of Risk Management

Our fundamental policy concerning risk management is to control risks arising in the course of business operations to the confines of the Company’s risk appetite, which is clearly established based on risk tolerance in line with group-wide business strategy, business targets, management strength and financial base. We endeavor to embed this appetite into actual business operations.

Our risk appetite consists of quantitative and qualitative factors. Targets are set for such quantitative factors as capital adequacy, liquidity and profitability. Targets also set for such qualitative factors as Zero Tolerance Risk, which are risk that Nomura shall tolerate to no extent whatsoever, and for Minimum Tolerance Risk, which are risk that we may tolerate to a limited extent in consideration of profit potential, risk mitigation methods, monitoring capability and other factors, respectively.

We endeavor to measure risks using quantitative methods to the greatest extent possible and to continually improve its risk measurement methods. We use economic capital, for the risks measured by quantitative methods collectively and use this as the principal reference for assessment of capital adequacy, capital allocation and risk management. When evaluating risks by quantitative methods, we conduct stress testing as a complementary measure to analyze and evaluate the potential impact of each type of risk on our capital base.

Risk Management Organizations

The organizational structure and core bodies tasked with risk management in the Nomura Group are shown in the following chart.

Executive Management Board

The EMB deliberates on and determines management strategy, allocation of management resources and important management matters of Nomura Group by promoting the effective use of management resources and execution of business with the unified intent of contributing to the increase of shareholder value.

Group Integrated Risk Management Committee

The GIRMC deliberates on and determines important matters concerning integrated risk management of the Nomura Group upon delegation by the EMB for contributing to the sound and effective management of the business. The GIRMC is a core organization for group-wide risk management and establishes the risk appetite for the Nomura Group and the framework of integrated risk management in accordance with the risk appetite.

Chief Risk Officer

The Chief Risk Officer (the “CRO”) is responsible for supervising the Risk Management Department and maintaining the effectiveness of the risk management framework independently from the business units within the Nomura Group. The CRO not only regularly reports on the status of the Nomura Group’s risk management to the GIRMC, but also reports to and seeks the approval of the GIRMC on measures required for risk management.

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

Risk Management Departments

The Risk Management Departments is defined as collectively the Group Risk Management Department and departments or units in charge of risk management established independently from the business units of Nomura entities. The Risk Management Departments is responsible for establishing and operating of risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive/Senior Managing Directors and the GIRMC and others and also reporting to regulatory bodies and handling of regulatory applications concerning risk management methods and other items.

Classification and Definition of Risk

The Nomura Group classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Summary Description
Market Risk	Risk of losses arising from fluctuations in values of financial assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit Risk	Risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor or counterparty.

Country Risk	Risk brought about by a country’s political, economic, legal, conventional, religious or other characteristics inherent to the country or risk of losses arising from changes in a country’s situation due to a change of regime, fall in predictability of governmental measures, economic downturn or social turmoil.

Operational Risk	Risk of losses arising from inadequate or failed internal processes, people and systems or external events.

System Risk	Within Operational Risk, risk of losses due to system defects including, without limitation, computer crash or malfunction, or risk of losses due to unauthorized use of computers.

Liquidity Risk	Risk of losses arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Business Risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations.

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

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Our principle statistical measurement tool to assess and limit market risk on an ongoing basis is Value at Risk or VaR. Limits on VaR are set in line with the firm’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and sensitivity analysis to measure and analyze our market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors .They are specific to each asset class and cannot usually be aggregated across risk factors. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

As part of our continuous investment to improve risk modelling and remain in line with industry good practise, Nomura enhanced the official VaR model from a ‘variance-covariance’ type model to a ‘historical simulation’ model in October 2011. This methodology change improved the capture of non-linear risks and led to an increased number of time series used in the VaR calculation to capture various basis risks. The two VaR models were run in parallel on the global portfolio from early 2011 until the switch-over in October 2011 to ensure that the model change implications and impacts were well understood. On average, from January to September 2011, a 27% VaR increase was observed from the old to the new VaR model, mainly as a result of better risk capture (e.g. basis risk) and more realistic modelling of tail events. As a result of this model enhancement, Nomura was well prepared for the change in Basel standards that took effect at the end of December 2011.

VaR Methodology Assumptions

Nomura’s VaR methodology now uses historical simulation to estimate potential profit or loss. Historical market moves are repeatedly applied to the Firm’s current exposure, forming a distribution of simulated portfolio returns. From this distribution the required potential losses can be estimated at required confidence levels (probabilities).

VaR is calculated across the Firm at a 99% confidence level. 1-day VaR is used for internal risk management and limits, and 10-day VaR is used for regulatory capital. The 10-day VaR is calculated using actual 10-day historical market moves. For internal information purposes, Nomura also calculates the ‘1% VaR’ which represents the potential profits from the same distribution. Differences between 99% and 1% measures can be used to demonstrate that markets do not always follow a simple statistical probability model. Additionally, Nomura calculates other measures used to complement VaR under recent regulation known as ‘Basel 2.5’. One of these, Stressed-VaR (SVaR) is calibrated on a one-year window from a period of financial stress. All VaR and SVaR numbers are calculated within the same system using equivalent assumptions.

The VaR model uses a default historical time window of two years (520 business days). For risk management and backtesting (see below), Nomura uses a weighted VaR. For the calculation of VaR, the probability weight assigned to each P&L in the historical simulation scenarios depends on when it occurred. The older the observation, the lower the weight. An exponential weighting scheme is used with the exponential weights set to 0.995. This choice of parameter implies a weighted average of the data set of 159 business days (just over 7 months).

The SVaR calculation uses one year of market data from ‘a period of financial stress.’ The one-year window is calibrated to be the one with the largest SVaR, given the Firm’s current portfolio. The historical data used for SVaR is not exponentially weighted.

Given a set of historical market moves, Nomura’s VaR model calculates revenues impacts for current portfolio using sensitivities (“greeks”). Using second order sensitivities (“gamma”) for equity, rates, and foreign exchange, the VaR model is able to account for the non-linear pay-off of options. Material basis risks are captured either by using different time series (e.g. stock vs. ADR) or by using sensitivities and basis time series (e.g. Bond / Credit Default Swap (CDS) credit spread basis).

Nomura’s VaR model uses time series for each individual underlying, whenever available. Approximately 25,000 time series are currently maintained in the Firm’s market database. Time series are generally available for all assets but where a complete time series (i.e. 520 business days) cannot be found for a specific underlying, the

VaR model will follow a ‘proxy logic’ to map the exposure to an appropriate time series (for example, this would be the case for an option on a recently issued stock). The level of proxying taking place in the VaR model is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting

The performance of the Firm’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare 1-day P&L with the corresponding VaR estimate. With a 99% VaR measure, one expects 2-3 exceptions (i.e. loss is larger than VaR) a year. We backtest the VaR model at Firm level as well as at a number of lower levels, and the backtesting results are reviewed on a monthly basis by the Firm’s risk management function.

Limitations and Advantages of VaR

The main advantage of VaR as a risk measure is that it is able to aggregate risk from different asset classes (in contrast with other risk measures sensitivities that cannot be easily aggregated directly). The risk from different divisions of the Firm can therefore easily be compared and aggregated using VaR.

As a risk measure, however, VaR has well documented limitations. One of the main disadvantages with VaR is that it is a backward looking risk measure. Using historical market moves to infer future P&L for a firm, means that we assume that only events that have actually happened are relevant to analyse the risk of a portfolio.

Moreover, VaR only gives an estimate of the loss at a stated (99th) percentile (i.e. in one out of 100 days the loss will be greater than 1d VaR), but not what magnitude of loss that can take place whenever the loss does exceed VaR.

VaR as a risk measure is most appropriate for liquid markets and may understate the financial impact of severe events for which there is no historical precedent on where market liquidity may not be reliable. In particular, historical correlations can break down in extreme markets leading to unexpected relative market moves. This may make positions that off-set each other in VaR modeling move in the same direction thus increase losses.

Nomura is aware of the limitations of the Firm’s VaR model and uses VaR only as one component of a diverse risk management process. Other metrics to supplement VaR include stress testing and sensitivity analysis.

The following tables show our VaR as of each of the dates indicated for substantially all of our trading positions:

	Billions of yen
	Mar. 31, 2011	Apr. 29, 2011	May 31, 2011	Jun. 30, 2011	Jul. 29, 2011	Aug. 31, 2011	Sep. 30, 2011	Oct. 31, 2011	Nov. 30, 2011	Dec. 30, 2011	Jan. 31, 2012	Feb. 29, 2012	Mar. 30, 2012
Equity	¥1.78	¥1.88	¥1.64	¥1.59	¥1.68	¥2.06	¥1.88	¥2.39	¥1.86	¥1.46	¥1.80	¥1.90	¥1.37
Interest Rate	4.08	4.41	5.13	4.31	5.18	3.37	4.03	6.29	5.28	5.03	4.28	4.83	6.53
Foreign Exchange	4.53	3.93	4.13	3.83	3.68	3.15	2.84	3.18	3.14	3.54	4.06	3.13	2.52

Subtotal	10.40	10.21	10.91	9.72	10.54	8.58	8.75	11.86	10.29	10.03	10.15	9.86	10.42
Less:
Diversification Benefit	(4.12)	(4.13)	(3.80)	(3.72)	(3.69)	(3.60)	(3.59)	(3.71)	(3.68)	(3.63)	(3.73)	(2.50)	(3.20)

VaR	¥6.28	¥6.08	¥7.11	¥6.01	¥6.85	¥4.99	¥5.16	¥8.15	¥6.60	¥6.40	¥6.42	¥7.35	¥7.22

VaR
(maximum)	¥9.72	: October 26, 2011
(average)	6.54	: Average for the period from April 1, 2011 to March 31, 2012
(minimum)	4.92	: September 15, 2011

	Billions of yen
	Mar. 31, 2010	Apr. 30, 2010	May 31, 2010	Jun. 30, 2010	Jul. 30, 2010	Aug. 31, 2010	Sep. 30, 2010	Oct. 29, 2010	Nov. 30, 2010	Dec. 31, 2010	Jan. 31, 2011	Feb. 28, 2011	Mar. 31, 2011
Equity	¥2.62	¥3.03	¥2.46	¥1.98	¥1.85	¥2.01	¥2.17	¥1.68	¥1.65	¥2.09	¥2.48	¥2.32	¥1.78
Interest Rate	4.36	4.78	3.58	4.19	4.50	4.54	4.58	4.67	4.43	4.35	4.00	3.97	4.08
Foreign Exchange	10.54	9.54	8.13	7.62	7.39	6.57	6.67	6.72	5.92	5.08	4.81	4.58	4.53

Subtotal	17.53	17.35	14.17	13.79	13.74	13.11	13.41	13.07	12.00	11.52	11.29	10.87	10.40
Less:
Diversification Benefit	(4.97)	(4.95)	(3.86)	(4.36)	(4.21)	(4.50)	(3.98)	(4.26)	(4.15)	(4.06)	(4.63)	(4.41)	(4.12)

VaR	¥12.55	¥12.39	¥10.31	¥9.43	¥9.54	¥8.61	¥9.43	¥8.81	¥7.85	¥7.46	¥6.67	¥6.46	¥6.28

VaR
(maximum)	¥13.62	: April 16, 2010
(average)	9.14	: Average for the period from April 1, 2010 to March 31, 2011
(minimum)	6.00	: March 11, 2011

Overall VaR has increased since March 31, 2011. VaR relating to interest rate risk increased from ¥4.08 billion at the end of March 2011 to ¥6.53 billion at the end of March 2012 mainly due to increase in interest rate related volatility. VaR relating to foreign exchange risk decreased from ¥4.53 billion at the end of March 2011 to ¥2.52 billion at the end of March 2012 mainly due to reductions in foreign exchange volatility. VaR relating to equity risk decreased from ¥1.78 billion at the end of March 2011 to ¥1.37 billion at the end of March 2012.

In the preceding year, VaR relating to equity risk decreased from ¥2.62 billion at the end of March 2010 to ¥1.78 billion at the end of March 2011 mainly due to reductions in equity related volatility. VaR relating to interest rate risk decreased from ¥4.36 billion at the end of March 2010 to ¥4.08 billion at the end of March 2011 mainly due to reductions in interest rate related positions. VaR relating to foreign exchange risk decreased from ¥10.54 billion at the end of March 2010 to ¥4.53 billion at the end of March 2011 mainly due to reductions in foreign exchange volatility.

No backing exceptions were experienced at Group level.

Other Controls

In some business lines or portfolios we use additional controls to control or limit risk taking activity. This may include the requirement for business units to fulfil additional conditions and/or seek additional approvals from senior management committees before the execution of certain types of transactions.

Stress Testing

Nomura Group conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks, including non-linear behaviors. Stress testing for market risk is conducted daily and weekly, scenarios are designed flexibly based upon the features of trading strategies. We conduct stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact on the whole company of market fluctuations.

Model Reviews

Models are used within the Firm for valuation and risk management of trading positions, financial reporting, and regulatory and internal capital calculations. The Global Model Validation Group validates the appropriateness and consistency of these models, functioning independently to those who design and build models. As part of this process, the Global Model Validation Group analyzes a number of factors to assess the model’s suitability and to quantify model risk through model reserves and capital adjustments.

Non-Trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥14,051 million at the end of March 2011 and ¥11,951 million at the end of March 2012. The TOPIX closed at 869.38 points at the end of March 2011 and at 854.35 points at the end of March 2012. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The Nomura Group defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, the Nomura Group has set out the basic principles in its Credit Risk Management Policy, a basic policy concerning credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to improve our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

The Nomura Group has been applying the Foundation Internal Rating Based Approach in calculating Credit Risk Weighted Asset for regulatory capital calculation since the end of March 2011. However, the Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Credit Risk Management Framework

Under the credit risk management framework, the GIRMC, upon delegation by the EMB, deliberates on and determines important matters concerning integrated risk management of the Nomura Group and accordingly has established important principles concerning credit risk management as described in the Credit Risk Management Policy and other documents. Also, the Global Risk Management Committee, upon delegation by the GIRMC, deliberates on and determines important matters concerning credit risk management of the Nomura Group based on strategic risk allocation and risk appetite of Nomura Group as determined by the GIRMC.

The Nomura Group has established an organizational structure with an appropriate system of check-and-balances under the CRO. The Credit Planning Unit is responsible for planning or implementation of amending, revising or abolishing Internal Rating Systems, including development, oversight and continuous revising of the Internal Rating Model.

The Credit Department, which is independent from the business units, conducts credit analysis, internal rating assignment, monitoring of credit risk profiles including credit concentration risk and others. Also, the Credit Risk Control Unit (the “CRCU”), also independent from the business units and Credit Department, is responsible for monitoring operations, validation and others items for the Internal Rating System. Additionally, the Internal Audit Department, independently from these departments, audits the adequacy of credit risk management.

Method of Credit Risk Management

Internal Rating System

The Nomura Group has established an Internal Rating System to be a unified, exhaustive and objective framework to evaluate credit risk with reasonable manner. Internal Ratings consist of Obligor Ratings, which represent assessment of an Obligor’s creditworthiness, Facility Ratings, which represent assessment of potential unrecoverable loss for a facility in default and SL Rating, which represents the assessment of probability of default of a given Specialised Lending (SL) Transactions. Internal Ratings are classified into 20 grades, which consist of 17 non-default grades and 3 default grades based on creditworthiness. SL is defined in the Capital Adequacy Notice on Final Designated Parent Company as corporate exposure like project finance and object finance.

Obligor Ratings are assigned in principle to obligors which fall into the scope of the credit risk-weighted assets calculation. In order to appropriately reflect the creditworthiness of obligors, Obligor Ratings are not only reviewed periodically at least once a year, but also are reviewed as soon as significant change in the creditworthiness of the Obligor is identified. The Credit Department, functionally independent from the business units, is responsible for assigning Internal Ratings in order to ensure the sound process of rating assignment.

Each SL exposure is assigned SL Ratings which are then mapped to one of five slots of Strong, Good, Satisfactory, Weak and Default for credit risk weighted asset calculation. Frequency and process of SL Ratings reviews are conducted with almost same manner with that of Obligor Rating.

The CRCU, functionally independent from business units and the Credit Department, is responsible for validating the appropriateness of Internal Rating System at least once a year. In addition, the Internal Audit Unit, independent from all the divisions and units mentioned above, is responsible for auditing the appropriateness of the overall Internal Rating System, as part of Internal Audit’s review of credit risk management.

Management of individual credit exposures

The Nomura Group’s main type of credit risk assets are counterparties faced through derivatives transactions or securities financing transactions (“derivatives” in this section).

Credit exposures against counterparties are managed by means of setting Credit Limits based upon credit analysis of individual obligors. For ongoing risk monitoring, Credit Limits are managed through the daily calculation of potential credit exposures up to maturity, as well as monitoring the actual creditworthiness of obligors with adequate frequency, based upon which Obligor Ratings and Credit Limits are updated.

Credit Risk Mitigation Techniques

Nomura enters into International Swap and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called “Master Netting Agreements”) with many of its derivatives counterparties. Master Netting Agreements provide protection to reduce losses potentially incurred by a counterparty default.

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

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the CRO, Senior Managing Director(s) in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit risk is quantitatively-measured by a globally unified methodology. Credit risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to counterparties to derivatives transaction

We measure our credit risk to counterparties of derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management departments.

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

The credit exposures in our trading-related derivatives at the end of March 2012 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

	Billions of yen
	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
AAA	¥10	¥26	¥24	¥21	¥81	¥(82)	¥80	¥6	¥74
AA	123	164	215	179	307	(772)	216	24	192
A	288	327	354	331	1,031	(1,901)	430	117	313
BBB	75	99	73	81	412	(495)	245	155	90
BB	22	33	28	18	71	(145)	27	47	(20)
Other(2)	115	98	42	98	122	(417)	58	65	(7)

Sub-total	633	747	736	728	2,024	(3,812)	1,056	414	642
Listed	323	180	31	6	0	(236)	304	0	304

Total	¥956	¥927	¥767	¥734	¥2,024	¥(4,048)	¥1,360	¥414	¥946

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 “Balance Sheet—Offsetting” are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit rating is below investment grade.

Exposure to certain European peripheral countries

During 2011 and continuing into 2012, the creditworthiness of several peripheral countries within the Eurozone such as Greece, Italy, Ireland, Portugal and Spain (the “GIIPS” countries) has declined due to economic and fiscal weaknesses.

The worsening of financial, economic and structural issues in the GIIPS countries have adversely influenced major global financial markets. A sustained market/economic downturn can adversely affect our business and can result in substantial losses.

The table below presents information regarding this exposure as at March 31, 2012 as measured in accordance with our internal risk management policies. Country risk exposure under these policies is reported based on the location of the counterparty, issuer or underlier’s assets.

	Millions of yen
	March 31, 2012
	By type of financial instrument
	Inventory positions(1)	Derivative contracts(2), Securities, financing transactions and others(3)	Total gross funded exposure	Less: Hedges(4)	Total net funded exposure
Greece	¥3,148	¥8,690	¥11,838	¥(4,042)	¥7,796
Sovereign	2,616	6,193	8,809	(3,782)	5,027
Non Sovereign(5)	532	2,497	3,029	(260)	2,769
Ireland	33,574	1,174	34,748	(251)	34,497
Sovereign	(7,028)	846	(6,182)	(246)	(6,428)
Non Sovereign(5)	40,602	328	40,930	(5)	40,925
Italy	80,756	39,487	120,243	(39,258)	80,985
Sovereign	86,152	22,605	108,757	(36,650)	72,107
Non Sovereign(5)	(5,396)	16,882	11,486	(2,608)	8,878
Portugal	(15,210)	13,326	(1,884)	(14,701)	(16,585)
Sovereign	(15,065)	0	(15,065)	(9,728)	(24,793)
Non Sovereign(5)	(145)	13,326	13,181	(4,973)	8,208
Spain	6,921	27,449	34,370	(11,539)	22,831
Sovereign	(10,459)	5,050	(5,409)	(5,225)	(10,634)
Non Sovereign(5)	17,380	22,399	39,779	(6,314)	33,465
Total	¥109,189	¥90,126	¥199,315	¥(69,791)	¥129,524
Sovereign	56,216	34,694	90,910	(55,631)	35,279
Non Sovereign(5)	52,973	55,432	108,405	(14,160)	94,245

(1)	Inventory positions consist of long and short-term debt and equity securities, loans, equity derivatives and credit derivatives, all of which are generally carried at fair value on a recurring basis in our consolidated balance sheets. Credit derivatives include single name CDS which reference GIIPS names. The gross notional value of single name CDS contracts where we have purchased and sold protection is ¥3,600 billion and ¥3,603 billion, respectively. The gross estimated fair value of these contract where we have purchased and sold protection is ¥413 billion and ¥403 billion, respectively. These notional and fair value amounts are not representative of Nomura’s overall exposure as they exclude the impact of master netting agreements and collateralization arrangements in place with the counterparties to these transactions. See Note 3 “Derivative instruments and hedging activities” in our consolidated financial statements included within this annual report for more information around the nature of Nomura’s credit derivative activities. Inventory positions also include GIIPS collateral with a fair value of ¥9,452 million used in open repo-to-maturity transactions.

(2)	Derivatives are shown net by counterparty after deduction of collateral received.
(3)	Securities financing transactions consist of repurchase agreements and securities borrowing and lending transactions are generally carried at amortized cost and are shown net by counterparty and after deduction of collateral amounts received.
(4)	Hedges consist primarily of CDS contracts.
(5)	Non-sovereign counterparties are primarily financial institutions located in these countries.

In addition to the above, Nomura has outstanding unfunded loan commitments with a notional value of ¥6,364 million located in these countries.

Operational Risk Management

Overview of Operational Risk Management

The Nomura Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events”. This is an industry standard definition based on the Basel Committee on Banking Supervision definition of operational risk.

Nomura’s GIRMC has approved the Nomura Global Operational Risk Management Policy, which defines the fundamental policy and framework for operational risk management across the Nomura Group in order to meet business and regulatory needs. This Policy is supported by further Minimum Standards and Procedures to clearly set out a consistent framework for the management of operational risk.

Operational Risk Principles

The Nomura Group adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management (“ORM”) function, which defines and co-ordinates the operational risk strategy and framework

3)	3rd Line of Defence: Internal and External Audit, who provide independent assurance

The Governing body: The GIRMC, with delegated authority from the Board of Directors, which provides formal oversight.

This ensures appropriate oversight and independent review and challenge of operational risk management throughout the Company.

Operational Risk Management Framework

We have established an operational risk management framework comprising certain key products, services and processes. This framework is shown below:

Infrastructure of the framework

•	Policy framework: Sets minimum standards for operational risk and details how to monitor adherence to these standards

•	Training and awareness: Action taken by ORM to improve business understanding of ORM

Products and Services

•	Scenario analysis: Process to identify high impact, low probability ‘tail events’

•	Event reporting: Process to obtain information on and learn from actual events impacting on the Company and relevant external events

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks

•	Risk and Control Self Assessment (“RCSA”): Risk and Control Self Assessment process to identify key risks, controls and action plans

Outputs

•	Analysis and reporting: Key aspect of ORM role to analyze and report on ORM information and work with business to develop actions

•	Operational risk capital calculation: Calculate operational risk capital under Basel II provisions and allocate to the business to improve the efficiency on profit vs risks

Operational Risk Classification

The Nomura Group uses the standard Basel II event type as operational risk classifications (namely, Internal Fraud, External Fraud, Employee Practices and Workplace Safety, Clients, Products & Business Practices, Damage to Physical Assets, Business Disruption and System Failures and Execution, Delivery & Process Management).

Basel II regulatory capital calculation for operational risk

The Nomura Group uses The Standardized Approach (“TSA”) for calculating regulatory capital for operational risk. This involves using a 3 year average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the FSA, to establish the amount of required OR capital.

The Nomura Group uses consolidated net revenue as gross income, however as for a part of the consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each given segment from management accounting data to each business line in accordance with the categories:

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

Calculation Process of Basel II regulatory capital calculation for operational risk

•

The Nomura Group then calculates capital for every business line by multiplying respectively allocated annual gross income by the corresponding factors set out above. Any unallocable gross income is multiplied by a fixed percentage of 18%.

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

•	Operational risk capital is calculated twice a year; reference dates for the calculation are the end of March and the end of September.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly:

Type of Services:	Amount of Fee (U.S. Dollars)
Taxes and other governmental charges	As applicable. The depositary may offset any taxes or governmental charges it is obligated to withhold, if applicable, against the proceeds from sale of the property received.

Transfers of the Company’s shares to or from the name of the depositary (or its nominee) or the Custodian (or its nominee) in connection with deposits or withdrawals	Such registration fees as may be in effect for the registration of transfers of the Company’s shares on the Company’s share register (or any entity that presently carries out the duties of registrar)

Cable, telex and facsimile transmission expenses	As applicable

Expenses incurred by the depositary in the conversion of foreign currency	As applicable

Execution and delivery of Receipts in connection with deposit, stock split, exercise of subscription rights	$5.00 or less per 100 ADSs (or portion thereof)

Surrender of Receipts in connection with withdrawal or termination of the Deposit Agreement	$5.00 or less per 100 ADSs (or portion thereof)

Any cash distribution pursuant to the Deposit Agreement, including, but not limited to, cash distribution(s) made in connection with: cash dividend; distributions in securities, property or subscription rights; and stock split.

$.02 or less per ADS (or portion thereof). Only the cash amounts net of this fee, if applicable, are distributed

Distribution by the depositary of securities (other than common shares of the Company) that accrued on the underlying shares to owners of the Receipts	Treating for the purpose of this fee all such securities as if they were common shares of the Company, $5.00 or less per 100 ADSs (or portion thereof)

General depositary services	$.02 or less per ADS (or portion thereof), accruing on the last day of each calendar year, except where the fee for cash distribution described above was assessed during that calendar year

Any other charge payable by the depositary, any of the depositary’s agents, including the Custodian, or the agents of the depositary’s agents in connection with the servicing of the Company’s shares or other deposited securities

As applicable

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2011 to March 31, 2012, the Bank of New York Mellon has waived a total of $183,510.20 in fees (including $51,082.31 in connection with the above-mentioned administration and maintenance expenses) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for establishment and maintenance of our disclosure controls and procedures. As of March 31, 2012, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2012, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2012. Management has excluded from its assessment the internal control over financial reporting at Nomura Land and Building Co., Ltd. (“NLB”) and other companies consolidated as a result of purchase of additional NLB shares during the year ended March 31, 2012. The total assets and net revenues of NLB and such other companies represent 5.6% and 31.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2012. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2012. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March  31, 2012 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Tsuguoki Fujinuma, a member of the Audit Committee, is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F. Mr. Fujinuma meets the independence requirements applicable to him under Section 303A.06 of the NYSE Listed Company Manual. For a description of his business experience, see Item 6.A of this annual report.

Item 16B. Code of Ethics

On March 5, 2004, we adopted the “Code of Ethics of Nomura Group” that includes the “Code of Ethics for Financial Professionals”, which applies to our financial professionals including our principal Executive Officer, principal financial officer, principal accounting officer and persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountants for SEC reporting purposes for the last ten fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Fees, such as advisory work for risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2011	2012
Audit Fees	¥2,690	¥3,002
Audit-Related Fees	113	217
Tax Fees	116	128
All Other Fees	175	120

Total	¥3,094	¥3,467

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the fiscal year ended March 31, 2012, we acquired 15,219 shares of our common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares. For an explanation of the right of our shareholders to demand such repurchases by us, see “Common Stock” under Item 10.B of this annual report. As of March 31, 2012, we had 3,663,483,895 outstanding shares excluding 159,078,706 shares as treasury stock.

During the fiscal year ended March 31, 2012, Nomura Asset Management Co., Ltd. received 47,790,000 shares of our common stock and Nomura Research Institute, Ltd. received 45,019,360 shares of our common stock as share exchange with Nomura Land and Building Co.,Ltd‘s common stock. The Company received 47,790,000 shares of our common stock from Nomura Asset Management Co., Ltd. as dividend in kind. We also acquired 37,500 shares of our common stock according to Share Purchase Demand related to Nomura Land and Building Co.,Ltd. acquisition.

We had not established share buyback programs nor purchased our common stock utilizing the programs during the year ended March 31, 2012.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the fiscal year ended March 31, 2012.

Month	Total Number of Shares Purchased		Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2011	588		419	—	—
May 1 to 31, 2011	739		400	—	—
June 1 to 30, 2011	1,570		391	—	—
July 1 to 31, 2011	47,792,312	(1)	391(2)	—	—
August 1 to 31, 2011	39,705		286	—	—
September 1 to 30, 2011	714		309	—	—
October 1 to 31, 2011	912		285	—	—
November 1 to 30, 2011	575		259	—	—
December 1 to 31, 2011	1,865		252	—	—
January 1 to 31, 2012	1,100		254	—	—
February 1 to 29, 2012	1,591		307	—	—
March 1 to 31, 2012	1,048		385	—	—

Total	47,842,719		378	—	—

(1)	Includes shares acquired through payment of dividend in kind from a subsidiary.
(2)	Excludes the 47,790,000 shares of our common stock as described above.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

As of May 31, 2012, 3,682,777,649 shares of Nomura Holdings were outstanding, excluding 139,784,952 shares held as treasury stock.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

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

Under the Companies Act, a company which adopts the Committee System is not required to have a majority of outside directors, but is required to have a majority of outside directors on each of the audit, nomination and compensation committee. An outside director is defined under the Companies Act as a non-executive director who does not currently assume, and has never assumed, the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

The Company, while meeting the requirements of the Companies Act, has seven outside directors among its thirteen Directors.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, the Company is not required to hold such executive sessions for its outside directors.

A NYSE-listed U.S. company must have an audit committee that satisfies the requirements under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	The Company has an Audit Committee consisting of three Directors, all of whom are independent directors under Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Audit Committee is in charge of monitoring the performance of the Directors and Executive Officers of Nomura and to propose the appointment or dismissal of its independent auditors and accounting firm. The Audit Committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Nomura
A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	The Company has a Nomination Committee consisting of three Directors, two of whom are outside directors. The Nomination Committee is in charge of proposing to the meeting of shareholders the election or dismissal of Directors of the Company.

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	The Company has a Compensation Committee consisting of three Directors, two of whom are outside directors. The Compensation Committee is in charge of determining the compensation of each Director and Executive Officer of the Company.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of our Directors and Executive Officers (including stock options in the form of stock acquisition rights as equity compensation) and makes determinations in accordance with that compensation policy. Under the Companies Act, stock options are deemed to be compensation for the services performed by our Directors and Executive Officers.

Item 16H. Mine Safety Disclosure

Not applicable

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)

1.2	Share Handling Regulations of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-165925) filed on April 7, 2010)

1.3	Regulations of the Board of Directors of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.5	Regulations of the Audit Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.6	Regulations of the Compensation Committee (English translation)

2.1

Form of Deposit Agreement among the registrant, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-166346) filed on April 28, 2010)

4.1	Limitation of Liability Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)(1)

4.2	Limitation of Liability Agreement (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)(2)

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics of Nomura Group (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Masahiro Sakane, Toshinori Kanemoto, Haruo Tsuji, Tsuguoki Fujinuma and Takao Kusakari entered into a Limitation of Liability Agreement, substantially in the form of this exhibit.
(2)	Nomura and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

Nomura has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 27, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nomura Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

Management has excluded from its assessment the internal control over financial reporting at Nomura Land and Building Co., Ltd. (“NLB”) and other companies consolidated as a result of the purchase of additional NLB shares during the year ended March 31, 2012. The total assets and net revenues of NLB and such other companies represent 5.6% and 31.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2012. Our audit of internal control over financial reporting of Nomura Holdings, Inc. also excluded an evaluation of the internal control over financial reporting of NLB and other companies consolidated as a result of purchase of additional NLB shares.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity, comprehensive income, and cash flows for each of the three years in the period ended March 31, 2012 and our report dated June 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 27, 2012

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2011	2012
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥1,620,340	¥1,070,520
Time deposits	339,419	653,462
Deposits with stock exchanges and other segregated cash	190,694	229,695

Total cash and cash deposits	2,150,453	1,953,677

Loans and receivables:
Loans receivable (including ¥554,180 million and ¥458,352 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	1,271,284	1,293,372
Receivables from customers	32,772	58,310
Receivables from other than customers	928,626	864,629
Allowance for doubtful accounts	(4,860)	(4,888)

Total loans and receivables	2,227,822	2,211,423

Collateralized agreements:
Securities purchased under agreements to resell (including ¥904,126 million and ¥752,407 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	9,558,617	7,662,748
Securities borrowed	5,597,701	6,079,898

Total collateralized agreements	15,156,318	13,742,646

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,621,042 million and ¥4,732,118 million in 2011 and 2012, respectively; including ¥15,444 million and ¥16,548 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	14,952,511	13,921,639
Private equity investments (including ¥62,553 million and ¥53,635 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	289,420	201,955

Total trading assets and private equity investments	15,241,931	14,123,594

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥300,075 million in 2011 and ¥355,804 million in 2012)	392,036	1,045,950
Non-trading debt securities	591,797	862,758
Investments in equity securities	91,035	88,187
Investments in and advances to affiliated companies	273,105	193,954
Other (including ¥1,627 million measured at fair value by applying the fair value option in 2012)	568,493	1,475,123

Total other assets	1,916,466	3,665,972

Total assets	¥36,692,990	¥35,697,312

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2011	2012
LIABILITIES AND EQUITY
Short-term borrowings (including ¥183,524 million and ¥153,497 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	¥1,167,077	¥1,185,613
Payables and deposits:
Payables to customers	880,429	764,857
Payables to other than customers	410,679	767,860
Deposits received at banks	812,500	904,653

Total payables and deposits	2,103,608	2,437,370

Collateralized financing:
Securities sold under agreements to repurchase (including ¥332,337 million and ¥307,083 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	10,813,797	9,928,293
Securities loaned	1,710,191	1,700,029
Other secured borrowings	1,162,450	890,952

Total collateralized financing	13,686,438	12,519,274

Trading liabilities	8,688,998	7,495,177
Other liabilities (including ¥4,246 million measured at fair value by applying the fair value option in 2012)	552,316	1,165,901
Long-term borrowings (including ¥2,300,606 million and ¥1,925,421 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	8,402,917	8,504,840

Total liabilities	34,601,354	33,308,175

Commitments and contingencies (Note 22)
Equity:
Nomura Holdings, Inc (“NHI”) shareholders’ equity:
Common stock
No par value shares Authorized—6,000,000,000 shares in 2011 and 2012 Issued—3,719,133,241 shares in 2011 and 3,822,562,601 shares in 2012 Outstanding—3,600,886,932 shares in 2011 and 3,663,483,895 shares in 2012	594,493	594,493
Additional paid-in capital	646,315	698,771
Retained earnings	1,069,334	1,058,945
Accumulated other comprehensive income (loss)	(129,696)	(145,149)

Total NHI shareholder’s equity before treasury stock	2,180,446	2,207,060
Common stock held in treasury, at cost—118,246,309 shares in 2011 and 159,078,706 shares in 2012	(97,692)	(99,819)

Total NHI shareholders’ equity	2,082,754	2,107,241

Noncontrolling interests	8,882	281,896
Total equity	2,091,636	2,389,137

Total liabilities and equity	¥36,692,990	¥35,697,312

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 8 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2011	2012
Cash and cash deposits	¥92	¥52
Trading assets and private equity investments	1,110	999
Other assets	132	555

Total assets	¥1,334	¥1,606

Trading liabilities	¥38	¥42
Other liabilities	7	35
Borrowings	1,032	992

Total liabilities	¥1,077	¥1,069

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2010	2011	2012
Revenue:
Commissions	¥395,083	¥405,463	¥347,135
Fees from investment banking	121,254	107,005	59,638
Asset management and portfolio service fees	132,249	143,939	144,251
Net gain on trading	417,424	336,503	272,557
Gain on private equity investments	11,906	19,292	25,098
Interest and dividends	235,310	346,103	435,890
Gain (loss) on investments in equity securities	6,042	(16,677)	4,005
Other	37,483	43,864	563,186

Total revenue	1,356,751	1,385,492	1,851,760
Interest expense	205,929	254,794	315,901

Net revenue	1,150,822	1,130,698	1,535,859

Non-interest expenses:
Compensation and benefits	526,238	518,993	534,648
Commissions and floor brokerage	86,129	92,088	93,500
Information processing and communications	175,575	182,918	177,148
Occupancy and related depreciation	87,806	87,843	100,891
Business development expenses	27,333	30,153	48,488
Other	142,494	125,448	496,227

Total non-interest expenses	1,045,575	1,037,443	1,450,902

Income before income taxes	105,247	93,255	84,957

Income tax expense	37,161	61,330	58,903

Net income	¥68,086	¥31,925	¥26,054

Less: Net income attributable to noncontrolling interests	288	3,264	14,471

Net income attributable to NHI shareholders	¥67,798	¥28,661	¥11,583

	Yen
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥21.68	¥7.90	¥3.18

Diluted—
Net income attributable to NHI shareholders per share	¥21.59	¥7.86	¥3.14

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2010	2011	2012
Common stock
Balance at beginning of year	¥321,765	¥594,493	¥594,493
Issuance of common stock	217,728	—	—
Conversion of convertible bonds	55,000	—	—

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	374,413	635,828	646,315
Cumulative effect of change in accounting principle(1)	(26,923)	—	—
Issuance of common stock	228,934	—	30,356
Conversion of convertible bonds	55,000	—	—
Gain on sales of treasury stock	5,702	3,191	719
Issuance and exercise of common stock options	(4,242)	7,296	19,466
Beneficial conversion features of convertible bonds	2,959	—	—
Purchase / sale of subsidiary shares, net	561	—	1,915
Other net change in additional paid-in capital	(576)	—	—

Balance at end of year	635,828	646,315	698,771

Retained earnings
Balance at beginning of year	1,038,557	1,074,213	1,069,334
Cumulative effect of change in accounting principle(1)(2)	(6,339)	(4,734)	—
Net income attributable to NHI shareholders	67,798	28,661	11,583
Cash dividends	(25,803)	(28,806)	(21,972)

Balance at end of year	1,074,213	1,069,334	1,058,945

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(73,469)	(74,330)	(97,426)
Net change during the year	(861)	(23,096)	(13,226)

Balance at end of year	(74,330)	(97,426)	(110,652)

Defined benefit pension plans
Balance at beginning of year	(44,968)	(34,802)	(32,270)
Pension liability adjustment	10,166	2,532	(2,862)

Balance at end of year	(34,802)	(32,270)	(35,132)

Non-trading securities
Balance at beginning of year	—	—	—
Net unrealized gain on non-trading securities	—	—	635

Balance at end of year	—	—	635

Balance at end of year	(109,132)	(129,696)	(145,149)

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2010	2011	2012
Common stock held in treasury
Balance at beginning of year	(76,902)	(68,473)	(97,692)
Repurchases of common stock	(18)	(37,378)	(8,944)
Sales of common stock	13	4	1
Common stock issued to employees	8,275	8,155	6,693
Other net change in treasury stock	159	—	123

Balance at end of year	(68,473)	(97,692)	(99,819)

Total NHI shareholders’ equity
Balance at end of year	2,126,929	2,082,754	2,107,241

Noncontrolling interests
Balance at beginning of year	12,150	6,085	8,882
Cash dividends	(103)	(100)	(2,760)
Net income attributable to noncontrolling interests	288	3,264	14,471
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(196)	(1,055)	(575)
Net unrealized gain on non-trading securities	—	—	206
Pension liability adjustment	—	—	207
Purchase / sale of subsidiary shares, net	(2,004)	0	271,515
Other net change in noncontrolling interests	(4,050)	688	(10,050)

Balance at end of year	6,085	8,882	281,896

Total equity
Balance at end of year	¥2,133,014	¥2,091,636	¥2,389,137

(1)	Cumulative effect of change in accounting principle for the year ended March 31, 2010 was previously reported as Adjustments to initially apply “Contracts in entity’s own equity”.
(2)	Cumulative effect of change in accounting principle for the year ended March 31, 2011 is an adjustment to initially apply Accounting Standards Update (“ASU”) No. 2009-17 “Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2010	2011	2012
Net income	¥68,086	¥31,925	¥26,054
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(1,057)	(24,151)	(13,801)
Defined benefit pension plans:
Pension liability adjustment	18,339	4,074	(4,203)
Deferred income taxes	(8,173)	(1,542)	1,548

Total	10,166	2,532	(2,655)

Non-trading securities:
Net unrealized gain on non-trading securities	—	—	1,339
Deferred income taxes	—	—	(498)

Total	—	—	841

Total other comprehensive income (loss)	9,109	(21,619)	(15,615)

Comprehensive income (loss)	77,195	10,306	10,439
Less: Comprehensive income attributable to noncontrolling interests in subsidiaries	92	2,209	14,309

Comprehensive income (loss) attributable to NHI shareholders	¥77,103	¥8,097	¥(3,870)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2010	2011	2012
Cash flows from operating activities:
Net income	¥68,086	¥31,925	¥26,054
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	73,081	75,587	100,572
Stock option expenses	9,737	18,638	26,869
(Gain) loss on investments in equity securities	(6,042)	16,677	(4,005)
Equity in earnings of affiliates, net of dividends received	(8,097)	(6,800)	(969)
Loss on disposal of office buildings, land, equipment and facilities	2,446	6,348	5,351
Deferred income taxes	19,574	55,199	37,772
Changes in operating assets and liabilities:
Time deposits	348,003	(155,251)	(318,104)
Deposits with stock exchanges and other segregated cash	142,416	(67,738)	(39,225)
Trading assets and private equity investments	(3,123,679)	(1,481,908)	971,327
Trading liabilities	3,737,079	1,206,394	(1,058,445)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,437,635)	327,668	980,156
Securities borrowed, net of securities loaned	(69,472)	(446,152)	(508,844)
Other secured borrowings	(1,591,535)	(160,031)	(271,498)
Loans and receivables, net of allowance for doubtful accounts	(248,175)	(354,691)	28,933
Payables	139,919	319,506	218,915
Bonus accrual	30,784	(8,802)	(13,356)
Accrued income taxes, net	65,718	(26,174)	5,055
Other, net	347,022	414,515	104,305

Net cash provided by (used in) operating activities	(1,500,770)	(235,090)	290,863

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(83,079)	(186,350)	(182,568)
Proceeds from sales of office buildings, land, equipment and facilities	2,909	109,888	120,435
Payments for purchases of investments in equity securities	(2,318)	(221)	(138)
Proceeds from sales of investments in equity securities	1,272	3,247	5,485
(Increase) decrease in loans receivable at banks, net	(105,800)	(60,350)	30,591
Increase in non-trading debt securities, net	(64,586)	(286,013)	(968)
Business combinations or disposals, net	(9,865)	5,570	35,597
Decrease (increase) in investments in affiliated companies, net	(13)	(8,936)	2,146
Other, net	(8,163)	(49)	(638)

Net cash provided by (used in) investing activities	(269,643)	(423,214)	9,942

Cash flows from financing activities:
Increase in long-term borrowings	3,059,225	2,267,658	2,015,446
Decrease in long-term borrowings	(1,470,978)	(1,188,034)	(2,883,078)
Increase (decrease) in short-term borrowings, net	137,076	(97,282)	(56,383)
Increase in deposits received at banks, net	13,279	368,354	117,047
Proceeds from issuances of common stock	446,662	—	—
Proceeds from sales of common stock held in treasury	10	8	10
Payments for repurchases of common stock held in treasury	(18)	(37,378)	(8,287)
Payments for cash dividends	(11,130)	(29,083)	(29,066)
Proceeds from issuances of stock by subsidiaries	2,404	—	—

Net cash provided by (used in) financing activities	2,176,530	1,284,243	(844,311)

Effect of exchange rate changes on cash and cash equivalents	964	(26,246)	(6,314)

Net increase (decrease) in cash and cash equivalents	407,081	599,693	(549,820)
Cash and cash equivalents at beginning of the year	613,566	1,020,647	1,620,340

Cash and cash equivalents at end of the year	¥1,020,647	¥1,620,340	¥1,070,520

Supplemental disclosure:
Cash paid during the year for—
Interest	¥210,742	¥259,679	¥338,802

Income tax payments (refunds), net	¥(62,994)	¥32,305	¥16,076

Non cash activities—

Business combinations:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥45,981 million and ¥27,663 million, respectively, for the year ended March 31, 2010.

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥2,132,740 million and ¥1,784,621 million, respectively, for the year ended March 31, 2012.

Capital lease assets:

The increase in Office buildings, land, equipment and facilities in the consolidated balance sheets includes newly recognized capital leases of ¥26,572 million during the year ended March 31, 2010.

Conversion of convertible bonds:

During the year ended March 31, 2010, convertible bonds were exercised at the amount of ¥110,000 million. Accordingly, Common Stock increased by ¥55,000 million and Additional paid-in capital increased by ¥55,000 million.

Other:

During the year ended March 31, 2011, as a result of adoption of ASU 2009-17, assets excluding cash and cash equivalent increased by ¥275,464 million and liabilities increased by ¥289,757 million.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to various institutions, provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and invests in private equity businesses and seeks to maximize returns on these investments by increasing the corporate value of investee companies. As of April 2012, Nomura has simplified the organizational structure, and Global Markets has been split into Fixed Income and Equities.

Basis of presentation—

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

These consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification™ (“ASC”) 810 “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders. For certain VIE entities that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, Nomura is the primary beneficiary when it holds interests that will absorb a majority of the expected losses or a majority of the expected residual returns of the entity, or both.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported in Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported within Trading assets or Private equity investments or Other assets—Other. Investments undertaken by Nomura’s merchant banking

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

business are reported within Private equity investments and Other assets—Other. Other investments are reported within Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.

Certain entities in which the Company has a financial interest are investment companies under ASC 946. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”) and Nomura International plc (“NIP”).

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

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value of financial instruments” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

Private equity business—

Private equity investments are generally carried at fair value, with changes in fair value recognized through the consolidated statements of income. See Note 4 “Private equity business” for further information.

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

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities and other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and reported within Trading assets in the consolidated balance sheets with the change in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported within Accumulated other comprehensive income (loss) in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of income.

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

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt and equity securities, derivatives and loans which are generally recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consists of repurchase agreements, securities loaned and other secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2011 and March 31, 2012 were ¥169,766 million and ¥39,797 million, respectively.

Nomura also enters into Gensaki Repo transactions which are the standard type of repurchase transaction used in the Japanese financial market. Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions (including Gensaki Repo transactions) are presented in the consolidated balance sheets net-by-counterparty, where offsetting is consistent with ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”).

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. No allowance for credit losses is generally recorded on securities borrowing transactions due to the strict collateralization requirements.

Nomura adopted Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”) from January 1, 2012 and certain Japanese securities lending transactions undertaken after adoption date are accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 are no longer be met. The amounts of securities derecognized from the consolidated balance sheets under this type of securities lending transaction as of March 31, 2011 and March 31, 2012 were ¥291,870 million and ¥1,930 million, respectively.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts due.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 8 “Securitizations and Variable Interest Entities” and Note 13 “Borrowings” for further information regarding these transactions.

All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are reported parenthetically within Trading assets as Securities pledged as collateral in the consolidated balance sheets.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for both trading and non-trading purposes. All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

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

Trading

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading.

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

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). Change in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measure of hedge effectiveness and is reported in the consolidated statements of income within Revenue—Other.

See Note 3 “Derivative Instruments and Hedging Activities” for further information.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is generally reported in the consolidated statements of income within Revenue—Interest and dividends.

Loans receivable carried at fair value

Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value are reported in the consolidated statements of income within Revenue—Net gain on trading.

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees or costs, unamortized premiums or discounts on purchased loans and after deducting any applicable allowance for loan losses.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were ¥483 million and ¥552 million as of March 31, 2011 and March 31, 2012, respectively.

See Note 9 “Financing receivables” for further information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally held at fair value, with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading. Loan commitment fees are recognized as part of the fair value of the commitment.

For loan commitments where the loan will be held for the foreseeable future, Nomura recognizes an allowance for credit losses which is reported within Other liabilities—other in the consolidated balance sheets which reflects management’s best estimate of probable losses incurred within the loan commitments which have been specifically identified as impaired. Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.

Payables and deposits—

Payables to customers include amounts payable on client securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due. The net payable arising from unsettled securities transactions reported within Payables to other than customers was ¥60,771 million and ¥396,116 million as of March 31, 2011 and March 31, 2012, respectively.

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2011 and 2012.

	Millions of yen
	March 31
	2011	2012
Land	¥70,057	¥594,146
Office buildings	110,097	235,995
Equipment and facilities	79,747	60,840
Software	128,318	141,069
Construction in progress	3,817	13,900

Total	¥392,036	¥1,045,950

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization charges are generally computed using the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. The estimated useful lives for significant asset classes are as follows:

Office buildings	2 to 65 years
Equipment and facilities	3 to 15 years
Software	Up to 5 years

Depreciation and amortization is reported within Non-interest expenses—Information processing and communications in the amount of ¥51,924 million, ¥52,455 million, ¥54,083 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥21,157 million, and ¥23,132 million, and ¥46,489 million for the years ended March 31, 2010, 2011 and 2012, respectively.

Leases that involve real estate are classified as either operating or capital leases in accordance with ASC 840 “Leases” (“ASC 840”). Rent expense relating to operating leases is recognized over the lease term on a straight-line basis. If the lease is classified as a capital lease, Nomura recognizes the real estate as an asset on the consolidated balance sheets together with a lease obligation. The real estate is initially recognized at the lower of its fair value or present value of minimum lease payments, and subsequently depreciated over its useful life on straight-line basis. Where Nomura has certain involvement in the construction of real estate subject to a lease, Nomura is deemed the owner of the construction project and recognizes the real estate on the consolidated balance sheets until construction is completed. At the end of the construction period the real estate is either derecognized or continues to be recognized on the consolidated balance sheets in accordance with ASC 840, depending on the extent of Nomura’s continued involvement with the real estate.

Long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

Nomura recorded non-cash impairment charges of ¥194 million, and ¥1,532 million, and ¥3,135 million substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2010, 2011 and 2012, respectively. These losses are reported in the consolidated statements of income within Non-interest expenses—Other. The revised carrying values of these assets were based on the estimated fair value of the assets.

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

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥66,792 million and ¥24,243 million, respectively, as of March 31, 2011 and ¥69,552 million and ¥18,635 million, respectively, as of March 31, 2012.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other non-trading debt and equity securities—

Certain non-trading subsidiaries within Nomura and an insurance subsidiary which was acquired during the year ended March 31, 2012 hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by non-trading subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value recognized within Revenue—Other in the consolidated statements of income. Non-trading securities held by the insurance subsidiary are also carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are recognized within Revenue—Other in the consolidated statements of income.

Where the fair value of non-trading securities held by the insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost recognized within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also recognized within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not expect to sell or be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is recognized in the consolidated statements of income and any non-credit loss component recognized within Other comprehensive income (loss) in the consolidated statements of comprehensive income.

See Note 7 “Non-trading securities” for further information regarding these securities.

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are primarily carried at amortized cost.

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

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes is made primarily to mitigate

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Certain structured notes outstanding as of March 31, 2008 were already measured at fair value but others continue to be accounted for by Nomura by bifurcating the embedded derivative from the associated debt host contract. The embedded derivative is accounted for at fair value and the debt host contract is accounted for at amortized cost.

Changes in the fair value of structured notes elected for the fair value option and bifurcated embedded derivatives are reported within Revenue—Net gain on trading in the consolidated statements of income.

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

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) which are expected to be settled by the delivery of the Company’s shares are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Other awards such as Notional Index Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International and which are expected to be cash settled as also effectively classified as liability awards. These awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of the Company’s shares or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the vesting period. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 16 “Deferred compensation plans” for further information regarding these types of award.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

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

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities at the earlier of the date an appropriately detailed restructuring plan is approved by regional executive management or the terms of the involuntary terminations are communicated to employees potentially affected. Contractual termination benefits included in a employee’s contract of employment that is triggered by the occurrence of a specific event are recognized during the period in which it is probable that Nomura has incurred a liability and the amount of the liability can be reasonably estimated. A one-time termination benefit is established by a plan of termination that applies to a specified termination event and is recognized when an appropriately detailed restructuring plan is approved by regional executive management and the terms of the involuntary terminations are communicated to those employees potentially affected by the restructuring.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2012:

Fair value measurements and disclosures

In May 2011, the FASB issued amendments to ASC 820 through issuance of ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which amends the methodology for determining fair value and enhances disclosures related to fair value measurements. In particular, ASU 2011-04:

•

Prohibits application of block discounts for all fair value measurements, regardless of classification in the fair value hierarchy, and clarifies how other premiums or discounts should be applied in a fair value measurement;

•	Allows the fair value of certain financial instruments held in a portfolio to be measured on the basis of the net position being managed if certain criteria are met;

•	Clarifies that the concepts of highest and best use and valuation premise in a fair value measurement are not relevant for most financial assets and financial liabilities;

•

Clarifies that the fair value of equity instruments classified in shareholders’ equity and certain liabilities should be measured from the perspective of a market participant that holds the instrument as an asset;

•

Clarifies that the principal market should be determined based on the market with greatest volume and level of activity that a reporting entity can access, which is usually the market in which the reporting entity usually transacts;

•	Requires additional qualitative and quantitative disclosures around fair value measurements, including more information around Level 3 inputs.

ASU 2011-04 is effective prospectively during interim and annual periods beginning after December 15, 2011, with early adoption not permitted.

Nomura adopted ASU 2011-04 from January 1, 2012 and these amendments have not had a material impact on these consolidated financial statements.

See Note 2 “Fair value of financial instruments” for further information where the new disclosures have been provided.

Accounting for repurchase agreements and similar transactions

In April 2011, the FASB issued amendments to ASC 860 through issuance of ASU 2011-03 which modifies the effective control criterion related to when repurchase agreements and similar transactions are accounted for as secured financing transactions or sales. Prior to adoption of the ASU 2011-03, when assessing effective control, one of the conditions a transferor evaluated was the ability to repurchase or redeem the financial assets even in the event of default of the transferee. This ability was demonstrated through obtaining cash or other collateral sufficient to fund substantially all of the cost to purchase replacement assets should the transferee fail to return the transferred asset. These amendments removed this condition and consequently, the level of cash collateral, haircuts and ongoing margining received by the transferor in a repurchase agreement or other similar agreement are now irrelevant in determining if it should be accounted for as a sale.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ASU 2011-03 is effective prospectively during interim or annual periods beginning after December 15, 2011, with early adoption not permitted.

Nomura adopted ASU 2011-03 from January 1, 2012 and certain Japanese securities lending transactions undertaken after adoption date are now accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 are no longer be met. The amounts of securities derecognized from the consolidated balance sheets under this type of securities lending transaction as of March 31, 2011 and as of March 31, 2012 were ¥291,870 million and ¥1,930 million, respectively.

Accounting for troubled debt restructurings

In April 2011, the FASB issued amendments to ASC 310 “Receivables” through issuance of Accounting Standard Update ASU 2011-02 “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”). These amendments provide additional guidance and clarification to creditors in determining whether a debt restructuring constitutes a troubled debt restructuring.

ASU 2011-02 is effective for interim or annual periods beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption.

As a result of issuance of ASU 2011-01 “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20”, new disclosures around troubled debt restructuring required by ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”) are also effective for interim or annual periods beginning on or after June 15, 2011.

Nomura adopted ASU 2011-02 from July 1, 2011 and these amendments have not had a material impact on these consolidated financial statements.

See Note 9 “Financing Receivables” for further information where the new disclosures have been provided.

Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued amendments to ASC 805 “Business Combinations” (“ASC 805”) through issuance of ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). These amendments address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. When a business combination has occurred, ASU 2010-29 requires a reporting entity such as Nomura that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.

ASU 2010-29 is effective prospectively for business combinations occurring in fiscal years beginning on or after December 15, 2010 with early adoption permitted.

Nomura adopted ASU 2010-29 from April 1, 2011. Because the amendments only provide clarification on disclosure requirements, they have not had, and are not expected to have, a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Clarifications on impairment testing of goodwill and other intangibles

In December 2010, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). These amendments address questions about determination of the impairment of goodwill in certain narrow circumstances. Under ASC 350, testing for goodwill impairment is a two-step test conducted at a “reporting unit” level. When a goodwill impairment test is performed, a reporting entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, a reporting entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring performance of Step 2 of the test if it is more likely than not that a goodwill impairment exists. Upon adoption of the ASU 2010-28, a reporting entity with a reporting unit that has a carrying amounts that is zero or negative is required to assess whether it is more likely than not that the reporting unit’s goodwill is impaired.

ASU 2010-28 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2010.

Nomura adopted ASU 2010-28 from April 1, 2011 and these amendments have not had a material impact on these consolidated financial statements.

Fair value measurement disclosures

In January 2010, the FASB issued amendments to ASC 820 through issuance of ASU 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). These amendments expand fair value disclosure requirements, including a requirement that information about purchases, sales, issues and settlements of Level 3 instruments be provided on a gross basis.

The majority of the disclosure requirements of ASU 2010-06 were effective for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter beginning January 1, 2010. Gross information on purchases, sales, issues and settlements is required in fiscal years beginning after December 15, 2010.

Nomura adopted these additional disclosure requirements within ASU 2010-06 from April 1, 2011. Because ASU 2010-06 only introduces new disclosures and does not impact upon how Nomura measures fair value, these amendments have not had a material impact on these consolidated financial statements.

See Note 2 “Fair value of financial instruments” for further information where the new disclosures have been provided.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued amendments to ASC 605 “Revenue Recognition” through issuance of ASU 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). These amendments revise the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit.

ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption permitted.

Nomura adopted ASU 2009-13 from April 1, 2011 and these amendments have not had a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 through issuance of ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). These amendments require a reporting entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura will adopt ASU 2011-11 from April 1, 2013. Because these amendments only require enhanced disclosures rather than change the guidance around when assets and liabilities can be offset, they are not expected to have a material impact on these consolidated financial statements.

Goodwill impairment testing

In September 2011, the FASB issued amendments to ASC 350 through issuance of ASU 2011-08 “Testing Goodwill for Impairment” (“ASU 2011-08”). These amendments simplify goodwill impairment testing by permitting a reporting entity to initially assess qualitatively whether it is necessary to perform the current quantitative two-step goodwill impairment test required by ASC 350. If the reporting entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required.
ASU 2011-08 is effective prospectively for goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura will adopt ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change either the level at which the test is performed or the quantitative test itself, these amendments are not expected to have a material impact on these consolidated financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Presentation of Comprehensive Income” (“ASU 2011-05”). These amendments revise the manner in which reporting entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”) which deferred certain aspects of ASU 2011-05.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura will adopt ASU 2011-05 from April 1, 2012 excluding those aspects that are deferred by ASU 2011-12. Because these amendments only change how comprehensive income is presented within these consolidated financial statements rather than changing whether an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, these amendments are not expected to have a material impact on these consolidated financial statements.

2. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

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

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

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

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

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

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

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

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2011 and 2012 within the fair value hierarchy. Certain reclassifications of amounts as of March 31, 2011 have been made to align with the current year presentation.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥951	¥1,230	¥121	¥—	¥2,302
Private equity(3)	—	—	289	—	289
Japanese government securities	2,663	—	—	—	2,663
Japanese agency and municipal securities	—	159	—	—	159
Foreign government, agency and municipal securities	3,382	789	23	—	4,194
Bank and corporate debt securities and loans for trading purposes	—	1,568	51	—	1,619
Commercial mortgage-backed securities (“CMBS”)	—	171	28	—	199
Residential mortgage-backed securities (“RMBS”)	—	1,963	3	—	1,966
Mortgage and other mortgage-backed securities	—	2	128	—	130
Collateralized debt obligations (“CDO”) and other(4)	—	72	34	—	106
Investment trust funds and other	85	29	10	—	124

Total cash instruments	7,081	5,983	687	—	13,751

Derivative assets(5)
Equity contracts	653	721	98	—	1,472
Interest rate contracts	16	11,750	203	—	11,969
Credit contracts	—	1,863	203	—	2,066
Foreign exchange contracts	0	1,266	49	—	1,315
Commodity contracts	29	64	4	—	97
Netting	—	—	—	(15,428)	(15,428)

Total derivative assets	698	15,664	557	(15,428)	1,491

Subtotal	¥7,779	¥21,647	¥1,244	¥(15,428)	¥15,242

Loans and receivables(6)	—	543	11	—	554
Collateralized agreements(7)	—	904	—	—	904
Other assets
Non-trading debt securities	513	79	0	—	592
Other	121	0	25	—	146

Total	¥8,413	¥23,173	¥1,280	¥(15,428)	¥17,438

Liabilities:
Trading liabilities
Equities	¥1,444	¥91	¥—	¥—	¥1,535
Japanese government securities	1,588	—	—	—	1,588
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	3,018	509	—	—	3,527
Bank and corporate debt securities	—	316	—	—	316
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	64	—	—	—	64

Total cash instruments	6,114	919	—	—	7,033

Derivative liabilities(5)
Equity contracts	723	784	70	—	1,577
Interest rate contracts	15	11,861	192	—	12,068
Credit contracts	—	1,835	258	—	2,093
Foreign exchange contracts	0	1,341	47	—	1,388
Commodity contracts	19	82	6	—	107
Netting	—	—	—	(15,577)	(15,577)

Total derivative liabilities	757	15,903	573	(15,577)	1,656

Subtotal	¥6,871	¥16,822	¥573	¥(15,577)	¥8,689

Short-term borrowings(8)	—	182	1	—	183
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	332	—	—	332
Long-term borrowings(8)(10)(11)	126	1,663	144	—	1,933
Other liabilities	44	—	—	—	44

Total	¥7,041	¥18,999	¥719	¥(15,577)	¥11,182

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥745	¥1,194	¥125	¥—	¥2,064
Private equity(3)	—	—	202	—	202
Japanese government securities	2,143	—	—	—	2,143
Japanese agency and municipal securities	—	151	10	—	161
Foreign government, agency and municipal securities	3,072	1,185	37	—	4,294
Bank and corporate debt securities and loans for trading purposes	—	1,276	62	—	1,338
Commercial mortgage-backed securities (“CMBS”)	—	135	8	—	143
Residential mortgage-backed securities (“RMBS”)	—	2,010	5	—	2,015
Mortgage and other mortgage-backed securities	—	1	91	—	92
Collateralized debt obligations (“CDO”) and other(4)	—	103	20	—	123
Investment trust funds and other	95	85	9	—	189

Total cash instruments	6,055	6,140	569	—	12,764

Derivative assets(5)
Equity contracts	584	937	82	—	1,603
Interest rate contracts	14	18,850	57	—	18,921
Credit contracts	0	1,650	214	—	1,864
Foreign exchange contracts	0	1,229	131	—	1,360
Commodity contracts	1	3	0	—	4
Netting	—	—	—	(22,392)	(22,392)

Total derivative assets	599	22,669	484	(22,392)	1,360

Subtotal	¥6,654	¥28,809	¥1,053	¥(22,392)	¥14,124

Loans and receivables(6)	—	447	11	—	458
Collateralized agreements(7)	—	752	—	—	752
Other assets
Non-trading debt securities	680	177	6	—	863
Other(3)	216	6	72	—	294

Total	¥7,550	¥30,191	¥1,142	¥(22,392)	¥16,491

Liabilities:
Trading liabilities
Equities	¥579	¥413	¥0	¥—	¥992
Japanese government securities	2,624	—	—	—	2,624
Foreign government, agency and municipal securities	1,800	490	—	—	2,290
Bank and corporate debt securities	—	233	1	—	234
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	43	3	—	—	46

Total cash instruments	5,046	1,140	1	—	6,187

Derivative liabilities(5)
Equity contracts	617	1,016	68	—	1,701
Interest rate contracts	12	18,708	96	—	18,816
Credit contracts	0	1,727	225	—	1,952
Foreign exchange contracts	0	1,297	113	—	1,410
Commodity contracts	1	4	0	—	5
Netting	—	—	—	(22,576)	(22,576)

Total derivative liabilities	630	22,752	502	(22,576)	1,308

Subtotal	¥5,676	¥23,892	¥503	¥(22,576)	¥7,495

Short-term borrowings(8)	—	153	0	—	153
Payables and deposits(9)	—	0	(0)	—	(0)
Collateralized financing(7)	—	307	—	—	307
Long-term borrowings(8)(10)(11)	154	1,549	(13)	—	1,690
Other liabilities	93	4	—	—	97

Total	¥5,923	¥25,905	¥490	¥(22,576)	¥9,742

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified as Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) valuation techniques which incorporates estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital (“WACC”) or comparable market multiple valuation techniques such as

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Enterprise Value/earnings before interest, taxes, depreciation and amortization ratios, (“EV/EBITDA ratios”), Price/Earnings ratios (“PE ratios”), Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3 since the valuation inputs such as those mentioned above are usually unobservable or there is significant uncertainty.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain non-G7 securities may be classified as Level 1 because they trade in active markets. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information from comparable securities to classify them as Level 2. These are valued using DCF valuation techniques which include unobservable inputs such as credit spreads of the issuer.

Corporate debt securities—The valuation of corporate debt securities is primarily performed using internal models and market inputs such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to classify them as Level 2. These are valued using DCF valuation techniques which include unobservable inputs such as credit spreads of the issuer.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified primarily as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are valued using DCF valuation techniques which include unobservable inputs such as yields, prepayment rates, default probabilities and loss severities and are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage-backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified as Level 3 as the valuation includes unobservable valuation inputs such as yields, prepayment rates, default probabilities, loss severities and capitalization rates.

Collateralized debt obligations (“CDO”) and other—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment rates, loss severities and default probabilities. Where all significant inputs are observable, the securities will be classified as Level 2. Since some of these inputs are unobservable, certain CDOs are classified as Level 3 where the unobservable inputs are significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple DCF techniques, Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. During the year ended March 31, 2012, Nomura began using the Overnight Indexed Swap (“OIS”) curve rather than the London Interbank Offered Rate (“LIBOR”) curve to estimate the fair value of certain collateralized interest rate, credit and foreign exchange derivative contracts. Nomura believes using an OIS rather than LIBOR curve is more representative of how market participants in the principal market for these derivatives would determine fair value. The impact of this change on the fair value measurements applied to these derivatives was not significant.

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

Collateralized agreements and Collateralized financing—Resale and repurchase agreements carried at fair value through election of the fair value option are valued using DCF valuation techniques. Key inputs include expected future cash flows, interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as government, agency and municipal bonds and bank and corporate debt securities described above.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements including those classified as Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•

The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price our financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these consolidated financial statements is made by senior managers independent of the trading businesses. The group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•

The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•

The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. The group reports to the Global Head of Market and Quantitative Risk.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fundamental components of this governance framework over valuation processes within Nomura particularly around Level 3 financial instruments are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent reviews is generally based on the model risk rating and the materiality of usage of the model with more frequent review where warranted by market conditions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 financial instruments

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

Use of reasonably possible alternative input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

During the year ended March 31, 2012, a lack of liquidity continues to persist in certain classes of financial instrument which have impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include those listed below.

Quantitative information regarding significant unobservable inputs and assumptions

The following table presents information about the significant unobservable inputs and assumptions used by Nomura for certain Level 3 financial instruments as of March 31, 2012.

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Unobservable inputs	Range of input values
Assets:
Trading assets and private equity investments

Equities	125	DCF	Credit spreads Liquidity discounts	6.5 – 7.5% 20.0 – 30.0%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Unobservable inputs	Range of input values

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.2 x 1.7 x 20.0%

		DCM	Capitalization rates	5.2 – 6.5%

Private equity	202	DCF	WACC Growth rates Operating margins Liquidity discounts	6.8 – 12.0% 0.0 – 2.0% 23.0% 0.0 – 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	4.3 – 12.6 x 12.9 x 0.5 – 0.7 x 0.5 x 0.0 – 50.0%

Japanese agency and municipal securities	10	DCF	Credit spreads	0.1%

Foreign government, agency and municipal securities	37	DCF	Credit spreads	0.6 – 17.0%

Bank and corporate debt securities and loans for trading purposes	62	DCF	Credit spreads	0.4 – 25.6%

Commercial mortgage-backed securities (“CMBS”)	8	DCF	Yields Prepayment rates Default probabilities Loss severities	3.0 – 24.5% 0.0 – 25.0% 0.0 – 60.0% 0.0 – 50.0%

Residential mortgage-backed securities (“RMBS”)	5	DCF	Yields Prepayment rates Default probabilities Loss severities	1.6 – 30.0% 1.0 – 5.0% 2.0 – 4.0% 20.0 – 40.0%

Mortgage and other mortgage-backed securities	91	DCF	Yields Default probabilities Loss severities	4.0 – 15.0% 24.0 – 65.0% 80.0 – 100.0%

		DCM	Capitalization rates	6.7 – 11.4%

Collateralized debt obligations (“CDO”) and other	20	DCF	Yields Prepayment rates Default probabilities Loss severities	12.0 – 30.0% 0.0 – 15.0% 1.5 – 3.0% 30.0 – 60.0%

Investment trust funds and other	9	DCF	Credit spreads Correlations	0.0 – 13.6% 0.50 – 0.70

Derivatives, net:

Equity contracts	14	Option models	Dividend yield Volatilities Correlations	0.1 – 13.5% 12.1 – 65.1% (0.95) – 0.94

Interest rate contracts	(39)	DCF	Forward FX rates Interest rates Volatilities Correlations	53.2 – 105.4 0.8 – 4.7% 5.5 – 121.0% (0.55) – 1.00

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Unobservable inputs	Range of input values

Credit contracts	(11)	DCF	Credit spreads Recovery rates Volatilities Correlations	1.3 – 1,912.4 bps 5.0 – 52.0% 10.0 – 75.0% 0.11 – 1.00

Foreign exchange contracts	18	Option models	Volatilities	10.0 – 18.5%

		DCF	Forward FX rates	2.5 – 11,052.0

Loans and receivables	11	DCF	Credit spreads	3.0 – 15.0%

Other assets

Non-trading debt securities	6	DCF	Credit spreads	0.6 – 2.0%

Other(1)	72	DCF	WACC	6.8 – 9.3%

			Growth rates	0.0%

		Market Multiples	PE ratios Price/Book ratios Liquidity discounts	12.9x 0.5x 25.0%

Liabilities:

Long-term borrowings	(13)	DCF	Yields Prepayment rates Default probabilities Loss severities Volatilities Correlations	22.0 – 67.0% 15.0% 2.0 – 6.0% 30.0 – 60.0% 5.5 – 118.5% (0.76) – 1.00

(1)	Valuation technique(s) and unobservable inputs represent those of non-trading equity securities which are reported in Other assets.

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above table, changes in the each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs are described below:

•

Equities, Private equity and non-trading equity securities included in Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in credit spreads or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in operating margin or growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios, Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Japanese agency and municipal securities, Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Mortgage and other mortgage-backed securities and Collateralized debt obligations (“CDO”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change loss severities and a directionally opposite change prepayment rates. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower ) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, credit spreads or forward FX rates in isolation or of significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

•

Long-term borrowings—Significant increases (decreases) in yields, prepayment rates, default probabilities, and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in the assumption used for loss severities and a directionally opposite change in prepayment rates. Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified as Level 3 for the years ended March 31, 2011 and 2012. Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the year ended March 31, 2012, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables in this note that relate to the year ended March 31, 2011 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2012.

	Billions of yen
		Year ended March 31, 2011
	Balance as of April 1, 2010	Unrealized and realized gains/losses included in revenue					Purchases (issues) / sales (redemptions), and settlements(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of March 31, 2011
		Net gain on trading	Gain (loss) on investments in equity securities and other(1)	Gain on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥164	¥(1)	¥—	¥—	¥(1)	¥(2)	¥(33)	¥(8)	¥121
Private equity	325	—	—	19	0	19	(55)	—	289
Japanese agency and municipal securities	0	0	—	—	—	0	3	(3)	—
Foreign government, agency and municipal securities	22	6	—	—	—	6	5	(10)	23
Bank and corporate debt securities and loans for trading purposes	131	8	—	—	0	8	(37)	(51)	51
Commercial mortgage-backed securities (“CMBS”)	27	6	—	—	—	6	5	(10)	28
Residential mortgage-backed securities (“RMBS”)	4	1	—	—	—	1	(2)	0	3
Mortgage and other mortgage-backed securities	117	0	—	—	—	0	9	2	128
Collateralized debt obligations (“CDO”) and other	43	1	—	—	—	1	(10)	0	34
Investment trust funds and other	10	0	—	—	—	0	(0)	—	10

Total cash instruments	843	21	—	19	(1)	39	(115)	(80)	687

Derivatives, net(5)
Equity contracts	32	30	—	—	—	30	(39)	5	28
Interest rate contracts	9	80	—	—	—	80	(71)	(7)	11
Credit contracts	(58)	(51)	—	—	—	(51)	50	4	(55)
Foreign exchange contracts	(2)	(2)	—	—	—	(2)	(1)	7	2
Commodity contracts	(0)	(6)	—	—	—	(6)	3	1	(2)

Total derivatives, net	(19)	51	—	—	—	51	(58)	10	(16)

Subtotal	¥824	¥72	¥—	¥19	¥(1)	¥90	¥(173)	¥(70)	¥671

Loans and receivables	10	0	—	—	—	0	7	(6)	11
Other assets	38	(0)	1	—	—	1	(1)	(13)	25

Total	¥872	¥72	¥1	¥19	¥(1)	¥91	¥(167)	¥(89)	¥707

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥0	¥(0)	¥—
Foreign government, agency and municipal securities	—	0	—	—	—	0	0	(0)	—
Bank and corporate debt securities	0	0	—	—	—	0	(0)	(0)	—

Subtotal	¥0	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(0)	¥—

Short-term borrowings	9	1	—	—	—	1	(6)	(1)	1
Payables and deposits	(0)	0	—	—	—	0	1	(0)	1
Long-term borrowings	(127)	49	—	—	—	49	295	25	144

Total	¥(118)	¥50	¥—	¥—	¥—	¥50	¥290	¥24	¥146

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2012
	Balance as of April 1, 2011	Total gains (losses) recognized in revenue(6)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(7)	Sales / redemptions(7)	Settlements	Foreign exchange movements	Transfers into Level 3(4)	Transfers out of Level 3(4)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments
Equities	¥121	¥(11)	¥—	¥57	¥(27)	¥—	¥(1)	¥8	¥(22)	¥125
Private equity	289	23	—	4	(112)	—	(2)	—	—	202
Japanese agency and municipal securities	—	0	—	27	(18)	—	—	1	(0)	10
Foreign government, agency and municipal securities	23	11	—	415	(403)	—	—	4	(13)	37
Bank and corporate debt securities and loans for trading purposes	51	(0)	—	159	(154)	—	(0)	44	(38)	62
Commercial mortgage-backed securities (“CMBS”)	28	0	—	8	(33)	—	0	6	(1)	8
Residential mortgage-backed securities (“RMBS”)	3	0	—	3	(13)	—	0	13	(1)	5
Mortgage and other mortgage-backed securities	128	1	—	7	(45)	—	(0)	—	—	91
Collateralized debt obligations (“CDO”) and other	34	(1)	—	21	(24)	—	0	8	(18)	20
Investment trust funds and other	10	(1)	—	2	(2)	—	(0)	0	—	9

Total cash instruments	687	22	—	703	(831)	—	(3)	84	(93)	569

Derivatives, net(5)
Equity contracts	28	(13)	—	—	—	6	(2)	(4)	(1)	14
Interest rate contracts	11	(3)	—	—	—	(24)	(4)	12	(31)	(39)
Credit contracts	(55)	(30)	—	—	—	52	3	25	(6)	(11)
Foreign exchange contracts	2	22	—	—	—	(6)	0	0	(0)	18
Commodity contracts	(2)	0	—	—	—	(0)	(0)	2	0	(0)

Total derivatives, net	(16)	(24)	—	—	—	28	(3)	35	(38)	(18)

Subtotal	¥671	¥(2)	¥—	¥703	¥(831)	¥28	¥(6)	¥119	¥(131)	¥551

Loans and receivables	11	(4)	—	10	(5)	—	(0)	—	(1)	11
Other assets
Non-trading debt securities	0	0	(0)	8	(2)	—	(0)	—	—	6
Other	25	(1)	(1)	66	(17)	—	0	0	(0)	72

Total	¥707	¥(7)	¥(1)	¥787	¥(855)	¥28	¥(6)	¥119	¥(132)	¥640

Liabilities:
Trading liabilities
Equities	—	—	—	(0)	0	—	—	0	—	0
Bank and corporate debt securities	—	(0)	—	2	(1)	—	—	—	—	1

Subtotal	¥—	¥(0)	¥—	¥2	¥(1)	¥—	¥—	¥0	¥—	¥1

Short-term borrowings	1	0	—	16	(15)	—	0	0	(2)	0
Payables and deposits	1	(0)	—	(0)	(1)	—	—	—	—	(0)
Long-term borrowings	144	(50)	—	77	(183)	—	(10)	2	(93)	(13)

Total	¥146	¥(50)	¥—	¥95	¥(200)	¥—	¥(10)	¥2	¥(95)	¥(12)

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of income.
(2)	Includes the effect of foreign exchange movements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Includes the effect from the application of ASC 810 which has been amended in accordance with ASU No. 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) and ASU No. 2009-16 “Accounting for Transfers of Financial Assets”.
(4)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3, Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3 all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level all gains/ (losses) during the quarter are excluded from the table.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(6)	Includes gains and losses reported mainly within Net gain on trading, Gain on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(7)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.

Unrealized gains and losses recognized for Level 3 financial instruments

The following tables present the amounts of unrealized gains (losses) for the years ended March 31, 2011 and 2012, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date:

	Billions of yen
	Year ended March 31, 2011
	Net gain on trading	Gain (loss) on investments in equity securities and other(1)	Gain on private equity investments	Interest and dividends / interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥(7)	¥—	¥—	¥(1)	¥(8)
Private equity	—	—	8	—	8
Foreign government, agency and municipal securities	1	—	—	—	1
Bank and corporate debt securities and loans for trading purposes	(1)	—	—	—	(1)
Commercial mortgage-backed securities (“CMBS”)	9	—	—	—	9
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(5)	—	—	—	(5)
Collateralized debt obligations (“CDO”) and other	(0)	—	—	—	(0)
Investment trust funds and other	0	—	—	—	0

Total cash instruments	(3)	—	8	(1)	4

Derivatives, net(2)
Equity contracts	23	—	—	—	23
Interest rate contracts	91	—	—	—	91
Credit contracts	(28)	—	—	—	(28)
Foreign exchange contracts	(1)	—	—	—	(1)
Commodity contracts	(4)	—	—	—	(4)

Total derivatives, net	81	—	—	—	81

Subtotal	¥78	¥—	¥8	¥(1)	¥85

Loans and receivables	0	—	—	—	0
Other assets	(0)	2	—	—	2

Total	¥78	¥2	¥8	¥(1)	¥87

Liabilities:
Short-term borrowings	0	—	—	—	0
Payables and deposits	0	—	—	—	0
Long-term borrowings	12	—	—	—	12

Total	¥12	¥—	¥—	¥—	¥12

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Billions of yen
Year ended March 31, 2012
Unrealized gain / (loss)(3)
Assets:
Trading assets and private equity investments
Equities	¥(2)
Private equity	(12)
Japanese agency and municipal securities	(0)
Foreign government, agency and municipal securities	2
Bank and corporate debt securities and loans for trading purposes	(3)
Commercial mortgage-backed securities (“CMBS”)	3
Residential mortgage-backed securities (“RMBS”)	(0)
Mortgage and other mortgage-backed securities	1
Collateralized debt obligations (“CDO”) and other	(1)
Investment trust funds and other	(0)

Total cash instruments	(12)

Derivatives, net(2)
Equity contracts	(6)
Interest rate contracts	(9)
Credit contracts	(45)
Foreign exchange contracts	16
Commodity contracts	0

Total derivatives, net	(44)

Subtotal	¥(56)

Loans and receivables	(3)
Other assets
Non-trading debt securities	0
Other	(2)

Total	¥(61)

Liabilities:
Short-term borrowings	0
Payables and deposits	(0)
Long-term borrowings	(63)

Total	¥(63)

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

For the year ended March 31, 2011 and for the nine months ended December 31, 2011, there were no significant transfers between Level 1 and Level 2.

For the three months ended March 31, 2012, a total of ¥115 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥113 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥180 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥171 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended March 31, 2012, a total of ¥12 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥7 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥7 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥7 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

For the year ended March 31, 2011, approximately ¥43 billion of Trading assets and private equity investments—Bank and corporate debt securities and loans for trading purposes was transferred out of Level 3 as certain market parameters became observable. For nine months ended December 31, 2011, there were no significant transfers out of Level 3.

For the three months ended March 31, 2012, a total of ¥25 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥16 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because credit spreads became observable. During the same period, a total of ¥ 48 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥48 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation became observable.

A total of ¥21 billion of net derivative contracts were also transferred out of Level 3. This comprised primarily ¥19 billion of interest rate contracts which were transferred because certain volatility and correlation inputs became observable.

Transfers into Level 3

For the year ended March 31, 2011 and for the nine months ended December 31, 2011, there were no significant transfers into Level 3.

For the three months ended March 31, 2012, a total of ¥15 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥9 billion of Bank and corporate debt securities and loans for

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

trading purposes, principally debt securities, which were transferred because credit spreads became unobservable. The amount of gains and losses on these transfer reported in Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

During the same period, a total of ¥1 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. The amount of gains and losses on these transfer reported in financial liabilities which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

A total of ¥34 billion of net derivative contracts were also transferred into Level 3. This comprised primarily ¥14 billion of interest rate contracts which were transferred because certain volatility and correlation inputs became unobservable and ¥21 billion of credit contracts which were transferred because certain credit spreads, recovery rates, volatility and correlation inputs became unobservable. Losses on these interest rate and credit contracts which were recognized in the quarter when the transfer into Level 3 occurred were ¥5 billion and ¥2 billion, respectively.

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

The following table presents information on these investments where NAV per share is calculated or disclosed as of March 31, 2011 and March 31, 2012. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2011
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥91	¥0	Weekly/Monthly	Same day-95 days
Venture capital funds	2	0	—	—
Private equity funds	64	23	Quarterly	30 days
Real estate funds	8	15	—	—

Total	¥165	¥38

	Billions of yen
	March 31, 2012
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥109	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	61	12	Quarterly	30 days
Real estate funds	11	15	—	—

Total	¥185	¥28

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of income. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•	Resale and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

volatility in the consolidated statements of income caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities (“VIEs”) for the same purpose and for certain structured notes issued prior to April 1, 2008.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of income that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2010, 2011 and 2012.

	Billions of yen
	Year ended March 31
	2010	2011	2012
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥(1)	¥(4)	¥0
Private equity	(0)	0	(12)
Loans and receivables	8	8	(6)
Collateralized agreements(3)	—	6	10
Other assets(2)	—	—	(0)

Total	¥7	¥10	¥(8)

Liabilities:
Short-term borrowings(4)	¥(3)	¥(7)	¥(14)
Collateralized financing(3)	—	(0)	(1)
Long-term borrowings(4)(5)	(147)	(37)	(11)
Other liabilities(6)	—	—	0

Total	¥(150)	¥(44)	¥(26)

(1)	Includes gains and losses reported primarily within Net gain on trading and Gain on private equity investments in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes resale and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

In the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”), Nomura elected to apply the fair value option for its 45.5% investment as of March 31, 2011 and 47.0% investment as of March 31, 2012. This investment is reported within Trading assets and private equity investments—Private equity investments and Other assets—Other in the consolidated balance sheets.

Ashikaga Holdings recognized total revenue of ¥118 billion, total expense of ¥93 billion and net income of ¥25 billion for the year ended March 31, 2010, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥106 billion, total expense of ¥90 billion and net income of ¥16 billion for the year ended March 31, 2011. As of March 31, 2011, its total assets and total liabilities were ¥5,219 billion and ¥4,979 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥101 billion, total expense of ¥84 billion and net income of ¥17 billion for the year ended March 31, 2012. As of March 31, 2012, its total assets and total liabilities were ¥5,354 billion and ¥5,097 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

changes in its credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥64 billion for the year ended March 31, 2010, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥9 billion for the year ended March 31, 2011, mainly because of the widening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥17 billion for the year ended March 31, 2012, mainly because of the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2011, there were no significant differences between the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected and the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥50 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of March 31, 2012, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥13 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported within Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 19% of total assets as of March 31, 2011 and 18% as of March 31, 2012. The following tables present geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,822	¥1,184	¥2,640	¥370	¥7,016

	Billions of yen
	March 31, 2012
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,304	¥1,319	¥2,527	¥448	¥6,598

(1)	Other than above, there were ¥410 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of March 31, 2011 and ¥640 billion as of March 31, 2012. The vast majority of these securities are Japanese government, states, municipalities and agency securities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified as either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value.

	Billions of yen
	March 31, 2011(1)		March 31, 2012(1)
					Fair value by level
	Carrying value	Fair value	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	1,620	1,620	1,071	1,071	1,071	—	—
Time deposits	339	339	653	653	—	653	—
Deposits with stock exchanges and other segregated cash	191	191	230	230	—	230	—
Loans receivable(2)	1,268	1,265	1,290	1,286	—	1,031	255
Securities purchased under agreements to resell(3)	9,559	9,559	7,663	7,663	—	7,663	—
Securities borrowed	5,598	5,598	6,080	6,080	—	6,080	—

Total Assets	18,575	18,572	16,987	16,983	1,071	15,657	255

Liabilities:
Short-term borrowings	1,167	1,167	1,186	1,186	—	1,186	0
Deposits received at banks	813	813	905	905	—	905	—
Securities sold under agreements to repurchase(3)	10,814	10,814	9,928	9,928	—	9,928	—
Securities loaned	1,710	1,710	1,700	1,700	—	1,700	—
Long-term borrowings	8,403	8,179	8,505	8,242	154	8,084	4

Total Liabilities	22,907	22,683	22,224	21,961	154	21,803	4

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting allowance for loan losses.
(3)	Includes amounts carried at fair value through election of the fair value option and represents amounts after counterparty netting in accordance with ASC 210-20.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and nonfinancial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

There were no significant nonrecurring fair value measurements recognized for the year ended March 31, 2011. For the year ended March 31, 2012, certain land and buildings were measured at fair value on a nonrecurring basis. The carrying amount of these assets, which are reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets, were written down to their fair value of ¥17 billion as a result of impairment. Fair value was determined based on internal appraisal value and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified as Level 3 in the fair value hierarchy.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

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

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

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

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, for OTC derivatives, Nomura generally

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in OTC derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥605 billion of cash collateral receivables against net derivative liabilities and ¥456 billion of cash collateral payables against net derivative assets as of March 31, 2011. Nomura offset ¥1,051 billion of cash collateral receivables against net derivative liabilities and ¥867 billion of cash collateral payables against net derivative assets as of March 31, 2012.

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

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through Nomura Holdings, Inc. (“NHI”) shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

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

	Billions of yen
	March 31, 2011
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥12,733	¥(11,611)	¥(442)	¥680

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2012
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥18,881	¥(17,553)	¥(797)	¥531

Derivative activities

The following table quantifies the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2011
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,229	¥1,472	¥16,257	¥1,511
Interest rate contracts	652,220	11,937	689,543	11,759
Credit contracts	37,075	2,066	38,432	2,093
Foreign exchange contracts	52,150	1,315	61,310	1,384
Commodity contracts	753	97	555	107

Total	¥758,427	¥16,887	¥806,097	¥16,854

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,531	¥32	¥535	¥4
Foreign exchange contracts	20	0	116	2

Total	¥1,551	¥32	¥651	¥6

Total derivatives	¥759,978	¥16,919	¥806,748	¥16,860

	Billions of yen
	March 31, 2012
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,079	¥1,603	¥14,497	¥1,687
Interest rate contracts	636,833	18,843	592,413	18,597
Credit contracts	37,067	1,864	41,785	1,952
Foreign exchange contracts	59,296	1,356	62,999	1,407
Commodity contracts	50	4	45	5

Total	¥749,325	¥23,670	¥711,739	¥23,648

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,855	¥78	¥—	¥—
Foreign exchange contracts	190	4	97	1

Total	¥2,045	¥82	¥97	¥1

Total derivatives	¥751,370	¥23,752	¥711,836	¥23,649

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	Includes derivatives used for non-trading purposes which are not designated as fair value or net investment hedges.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income related to derivatives used for trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2010	2011	2012
Derivatives used for trading purposes(1)(2):
Equity contracts	¥326	¥206	¥(137)
Interest rate contracts	248	132	42
Credit contracts	(284)	88	(73)
Foreign exchange contracts	124	(171)	(67)
Commodity contracts	(1)	(10)	(4)

Total	¥413	¥245	¥(239)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gain (loss) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of income within Interest expense.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2010	2011	2012
Derivatives designated as hedging instruments:
Interest rate contracts	¥14	¥22	¥76

Total	¥14	¥22	¥76

Hedged items:
Long-term borrowings	¥(14)	¥(22)	¥(76)

Total	¥(14)	¥(22)	¥(76)

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

	Billions of yen
	Year ended March 31
	2010	2011	2012
Hedging instruments:
Foreign exchange contracts	¥—	¥0	¥(1)
Long-term borrowings	—	17	4

Total	¥—	¥17	¥3

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2011 and 2012.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2011, was ¥1,779 billion with related collateral pledged of ¥958 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2011, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥18 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2012, was ¥1,867 billion with related collateral pledged of ¥1,143 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2012, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥26 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

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

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2011 and March 31, 2012.

	Billions of yen
	March 31, 2011
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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2012
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥562	¥20,159	¥2,902	¥6,750	¥8,510	¥1,997	¥18,692
Credit default indices	124	10,738	1,667	2,089	5,807	1,175	9,334
Other credit risk related portfolio products	223	3,298	1,084	1,201	441	572	2,138
Credit risk related options and swaptions	(1)	781	0	—	439	342	651

Total	¥908	¥34,976	¥5,653	¥10,040	¥15,197	¥4,086	¥30,815

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

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

	Billions of yen
	March 31, 2011
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,200	¥1,182	¥5,789	¥5,722	¥2,586	¥1,454	¥18,933
Credit default indices	1,228	375	5,592	3,202	577	1,692	12,666
Other credit risk related portfolio products	22	—	—	0	—	3,530	3,552
Credit risk related options and swaptions	25	—	29	154	4	—	212

Total	¥3,475	¥1,557	¥11,410	¥9,078	¥3,167	¥6,676	¥35,363

	Billions of yen
	March 31, 2012
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,196	¥1,749	¥5,878	¥5,550	¥2,974	¥1,812	¥20,159
Credit default indices	140	711	5,358	2,905	1,619	5	10,738
Other credit risk related portfolio products	20	18	3	111	212	2,934	3,298
Credit risk related options and swaptions	0	0	137	532	112	—	781

Total	¥2,356	¥2,478	¥11,376	¥9,098	¥4,917	¥4,751	¥34,976

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Private equity business:

Nomura makes private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which Nomura consolidates under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

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

Nomura also has a subsidiary which is not an investment company but which makes investments in entities engaged in Nomura’s core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because of election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

Nomura has an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, NPF.

Since its inception in 2000, NPF has made investments in 21 entities and exited from the majority of these investments for the year ended March 31, 2012. The fair value of its investment portfolio is ¥77,793 million and ¥789 million as of March 31, 2011 and 2012, respectively.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statements of income.

Nomura also makes private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in entities engaged in Nomura’s core business. Nomura elected the fair value option to account for its 47.0% investment in the common stock of Ashikaga Holdings.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Terra Firma Investments

Following a review to determine the optimum structure for Nomura’s European private equity business, on March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore Nomura continues to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The fair value of the Terra Firma Investments was ¥100,395 million and ¥102,649 million as of March 31, 2011 and 2012, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥213 billion private equity fund (“TFCP II”) and a 2% investor in a ¥568 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥21,295 million and reduced to ¥4,064 million as a result of adjustments for recyclable distributions. As of March 31, 2012, ¥3,914 million had been drawn down for investments.

For TFCP III, Nomura’s total commitment is ¥10,750 million and ¥8,347 million had been drawn down for investments as of March 31, 2012.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Other Investments

Nomura also makes private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Investment company accounting

Certain entities, including NPF, are investment companies and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The following table summarizes the aggregate fair value and the cost of investments held by all investment company subsidiaries within Nomura and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen
	March 31
	2011	2012
Closing cost(1)	¥148,358	¥31,691
Gross unrealized appreciation	104,807	110,600
Gross unrealized depreciation	(44,411)	(9,971)

Closing fair value	¥208,754	¥132,320

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes performance of the investments held by investment company subsidiaries during the period:

	Millions of yen
	March 31
	2010	2011	2012
Opening fair value	¥253,693	¥267,168	¥208,754
Purchase / (sales) of investees during the period(1)	(5,004)	(70,292)	(109,724)
Realized gains / (losses) during the period(2)	(2,212)	10,070	35,931
Change in unrealized gains / (losses) during the period(3)	20,691	1,808	(2,641)

Closing fair value	¥267,168	¥208,754	¥132,320

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the adjusted historical cost of the investment.
(3)	Includes the effect of foreign exchange movements.

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

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	March 31
	2011	2012
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥28,262	¥32,075
The portion of the above that has been sold (reported within Trading liabilities on the consolidated balance sheets) or repledged	22,576	23,895

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below:

	Millions of yen
	March 31
	2011	2012
Trading assets:
Equities and convertible securities	¥29,935	¥47,966
Government and government agency securities	977,291	1,333,482
Bank and corporate debt securities	93,250	139,863
Commercial mortgage-backed securities (“CMBS”)	54,725	40,183
Residential mortgage-backed securities (“RMBS”)	1,572,177	1,527,946
Collateralized debt obligations (“CDO”) and other(1)	64,247	82,298
Investment trust funds and other	9,652	—

	¥2,801,277	¥3,171,738

Non-trading debt securities	¥86,234	¥54,969
Investments in and advances to affiliated companies	¥36,639	¥33,921

(1)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	March 31
	2011	2012
Loans and receivables	¥27,635	¥55,236
Trading assets	2,010,605	1,515,079
Office buildings, land, equipment and facilities	20,815	116,530
Non-trading debt securities	278,261	337,681
Other	—	260,683

	¥2,337,316	¥2,285,209

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and trading balances of secured borrowings, and derivative transactions. See Note 13 “Borrowings” for further information regarding trading balances of secured borrowings.

7. Non-trading securities:

The following table presents information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2012.

	Millions of yen
	March 31, 2012
	Cost and/or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government, state, municipal and government agency securities	¥150,203	¥445	¥164	¥150,484
Other debt securities	37,356	115	182	37,289
Equities	53,358	3,194	2,069	54,483

Total	¥240,917	¥3,754	¥2,415	¥242,256

Non-trading securities of ¥317,806 million were disposed of during the year ended March 31, 2012 resulting in ¥6,331 million of realized gains and ¥1,282 million of realized losses being recognized in Revenue—Other in the consolidated statements of income. Total proceeds received from these disposals were ¥322,855 million. Related gains and losses were computed using the average method.

The following table presents the fair value of residual contractual maturity of non-trading debt securities as of March 31, 2012. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2012
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥187,773	¥16,241	¥37,200	¥90,423	¥43,909

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2012.

	Millions of yen
	March 31, 2012
	Less than 12 months
	Fair value	Gross unrealized losses
Government, state, municipal and government agency securities	¥14,954	¥164
Other debt securities	5,920	182
Equities	21,049	2,069

Total	¥41,923	¥2,415

As of March 31, 2012, the total number of non-trading securities that are in an unrealized loss position is approximately 70.

Nomura recognized credit-related other-than-temporary impairment losses of ¥1,078 million within Revenue—Other in the consolidated statements of income against certain non-trading securities during the year ended March 31, 2012. Other gross unrealized losses were not considered other-than-temporary as Nomura does not intend to sell or expect to be required to sell these securities prior to recovering the amortized cost basis of the securities.

8. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes SPEs to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue-Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2011 and 2012, Nomura received cash proceeds from SPEs in new securitizations of ¥481 billion and ¥349 billion, respectively, and recognized associated profit on sale of ¥0.2 million and ¥0.0 million, respectively. For the years ended March 31, 2011 and 2012, Nomura received debt securities issued by

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

these SPEs with an initial fair value of ¥2,271 billion and ¥1,336 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,472 billion and ¥723 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,141 billion and ¥3,782 billion as of March 31, 2011 and 2012, respectively. Nomura’s retained interests were ¥199 billion and ¥165 billion as of March 31, 2011 and 2012, respectively. For the years ended March 31, 2011 and 2012, Nomura received cash flows of ¥26 billion and ¥14 billion, respectively, from the SPEs on the retained interests held in SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥28 billion and ¥27 billion as of March 31, 2011 and 2012, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥197	¥—	¥197	¥194	¥3
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥197	¥2	¥199	¥196	¥3

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥163	¥—	¥163	¥161	¥2
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥163	¥2	¥165	¥163	¥2

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2011	2012
Fair value of retained interests(1)	¥192	¥157
Weighted-average life (Years)	6.3	7.0
Constant prepayment rate	7.1%	8.1%
Impact of 10% adverse change	(0.5)	(1.3)
Impact of 20% adverse change	(1.0)	(2.4)
Discount rate	4.7%	3.3%
Impact of 10% adverse change	(4.3)	(3.7)
Impact of 20% adverse change	(7.4)	(7.1)

(1)	The sensitivity analysis covers the material retained interests held of ¥192 billion out of ¥199 billion as of March 31, 2011 and ¥157 billion out of ¥165 billion as of March 31, 2012. Nomura considers the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

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

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral against the associated liabilities, cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2011	2012
Assets
Trading assets
Equities	¥89	¥116
Debt securities	110	84
Mortgage, mortgage-backed securities	35	27
Long-term loans receivable	22	21

Total	¥256	¥248

Liabilities
Long-term borrowings	¥230	¥223

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured securities to investors by repackaging corporate convertible bonds, mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary. Due to the adoption of ASC 810, as amended by ASU 2009-17 on April 1, 2010, Nomura consolidates certain SPEs used in connection with Nomura’s aircraft leasing business as well as SPEs used for other purposes.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2011	2012
Consolidated VIE assets
Cash and cash equivalents	¥92	¥52
Trading assets
Equities	785	730
Debt securities	239	180
Mortgage and mortgage-backed securities	67	84
Investment trust funds and other	8	0
Derivatives	10	4
Private equity investments	1	1
Securities purchased under agreements to resell	6	7
Office buildings, land, equipment and facilities(1)	42	140	(3)
Other(2)	84	408	(3)

Total	¥1,334	¥1,606

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥6	¥4
Derivatives	32	38
Securities sold under agreements to repurchase	2	0
Borrowings
Short-term borrowings	2	—
Long-term borrowings	1,030	992
Other	5	35

Total	¥1,077	¥1,069

(1)	Includes aircraft of ¥30 billion and ¥14 billion as of March 31, 2011 and 2012, respectively, held by SPEs consolidated due to the adoption of ASC 810 as amended by ASU 2009-17. Certain of these SPEs are used in connection with Nomura’s aircraft leasing business.
(2)	Includes aircraft purchase deposits of ¥15 billion and ¥17 billion as of March 31, 2011 and 2012, respectively. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. See Note 22 “Commitments, contingencies and guarantees” for further information.
(3)	Includes real estate and real estate for sale held by SPEs consolidated by a new subsidiary acquired during the year ended March 31, 2012.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥80	¥—	¥80
Debt securities	164	—	164
Mortgage and mortgage-backed securities	2,070	—	2,070
Investment trust funds and other	80	—	80
Derivatives	1	8	17
Private equity investments	24	—	24
Loans
Short-term loans	3	—	3
Long-term loans	31	—	31
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	17

Total	¥2,457	¥8	¥2,490

	Billions of yen
	March 31, 2012
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥58	¥—	¥58
Debt securities	133	—	133
Mortgage and mortgage-backed securities	2,137	—	2,137
Investment trust funds and other	96	—	96
Derivatives	0	9	27
Private equity investments	25	—	25
Loans
Short-term loans	2	—	2
Long-term loans	29	—	29
Other	5	—	5
Commitments to extend credit and other guarantees	—	—	19

Total	¥2,485	¥9	¥2,531

9. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded on the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks are secured and unsecured loans extended by licensed banks within Nomura. For those loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. For unsecured loans provided for the investment banking activities, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

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

Corporate loans are primarily loans provided to corporate clients. Corporate loans include loans secured by real estate or securities, as well as unsecured loans which Nomura provides for the investment banking activities. The risk to Nomura of making these loans is similar to those risks arising from loans at banks.

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

	Millions of yen
	March 31
	2011	2012
Loans
Loans at banks	¥320,296	¥285,516
Short-term secured margin loans	206,910	165,246
Inter-bank money market loans	8,281	95,461
Corporate loans	735,797	747,149

Loans receivable total	¥1,271,284	¥1,293,372

of which:
Loans receivable carried at fair value(1)	¥554,180	¥458,352
Loans receivable carried at amortized cost	717,104	835,020
Advances to affiliated companies	12,766	10,649

(1)	Carried at fair value through election of the fair value option.

There were no significant purchases or sales of Loans receivable and no reclassifications of Loans receivable to Trading assets during the years ended March 31, 2011 and 2012.

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

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower, and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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

The following tables present changes in the allowance for losses for the years ended March 31, 2010, 2011 and 2012.

	Millions of yen
	Year ended March 31
	2010	2011	2012
Balance at beginning of year	¥3,765	¥5,425	¥4,860
Provision for losses	2,214	(690)	(330)
Charge-offs	(1,637)	(91)	(3)
Other(1)	1,083	216	361

Balance at end of year	¥5,425	¥4,860	¥4,888

	Millions of yen
	Year ended March 31, 2011
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥783	¥25	¥5	¥3,576	¥—	¥4,389	¥1,036	¥5,425
Provision for losses	(253)	13	(5)	(599)	11	(833)	143	(690)
Charge-offs	(32)	—	—	—	—	(32)	(59)	(91)
Other(1)	(159)	(1)	—	445	—	285	(69)	216

Ending balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860

	Millions of yen
	Year ended March 31, 2012
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860
Provision for losses	213	(11)	—	(592)	40	(350)	20	(330)
Charge-offs	—	(2)	—	—	—	(2)	(1)	(3)
Other(1)	—	(0)	—	(72)	—	(72)	433	361

Ending balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888

(1)	Includes the effect of foreign exchange movements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2011 and 2012.

	Millions of yen
	March 31, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥7	¥—	¥—	¥3,272	¥—	¥3,279
Evaluated collectively	332	37	—	150	11	530

Total allowance for loan losses	¥339	¥37	¥—	¥3,422	¥11	¥3,809

Loans by impairment methodology
Evaluated individually	¥7	¥—	¥8,281	¥228,776	¥483	¥237,547
Evaluated collectively	257,270	206,910	—	15,860	12,283	492,323

Total loans	¥257,277	¥206,910	¥8,281	¥244,636	¥12,766	¥729,870

	Millions of yen
	March 31, 2012
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥14	¥10	¥—	¥2,680	¥—	¥2,704
Evaluated collectively	538	14	—	78	51	681

Total allowance for loan losses	¥552	¥24	¥—	¥2,758	¥51	¥3,385

Loans by impairment methodology
Evaluated individually	¥212	¥58,636	¥95,461	¥329,312	¥394	¥484,015
Evaluated collectively	235,195	106,610	—	9,594	10,255	361,654

Total loans	¥235,407	¥165,246	¥95,461	¥338,906	¥10,649	¥845,669

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

As of March 31, 2011, the amount of loans which were on a nonaccrual status or 90 days past due was not significant. As of March 31, 2012, there were ¥40,565 million of loans which were on a nonaccrual status, primarily unsecured corporate loans. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance recognized in the allowance for loan losses. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2011, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥41,630 million, the total unpaid principal balance was ¥43,715 million and the related allowance was ¥3,279 million, mainly for unsecured corporate loans. As of March 31, 2012, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥35,721 million, the total unpaid principal balance was ¥38,103 million and the related allowance was ¥2,693 million, mainly for unsecured corporate loans.

During the year ended March 31, 2012, the amount of loans under a TDR was not significant.

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

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2011 and 2012.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2012
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥92,207	¥29,169	¥—	¥33,511	¥154,887
Unsecured loans at banks	80,507	—	13	—	80,520
Short-term secured margin loans	—	—	—	165,246	165,246
Secured inter-bank money market loans	1,461	—	—	—	1,461
Unsecured inter-bank money market loans	94,000	—	—	—	94,000
Secured corporate loans	131,767	93,331	4,232	70,657	299,987
Unsecured corporate loans	1,339	37,580	—	—	38,919
Advances to affiliated companies	10,255	—	—	394	10,649

Total	¥411,536	¥160,080	¥4,245	¥269,808	¥845,669

(1)	Relate to collateral exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger on immediate credit review process.

10. Leases:

Lessor

Nomura leases office buildings located in Japan and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

A portion of such rentals is paid from Nomura Research Institute, Ltd. (“NRI”), an affiliated company. See Note 21 “Affiliated companies and other equity-method investees” for more information.

Lease deposits and rents received from NRI, were as follows:

	Millions of yen
	As of or for the year ended March 31
	2010	2011	2012
Lease deposits	¥—	¥—	¥11,738
Rental income	—	—	3,848

The following table presents the types of assets which Nomura leases under operating leases.

	Millions of yen
	March 31, 2012
	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥984,087	¥(11,174)	¥972,913
Aircraft	15,363	(1,684)	13,679

Total	¥999,450	¥(12,858)	¥986,592

(1)	The amounts of cost, accumulated depreciation and net carrying amount are including those for the portion utilized by Nomura.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura recognized rental income of ¥nil, ¥2,747 million and ¥66,180 million for the years ended March 31, 2010, 2011 and 2012, respectively in the consolidated statements of income within Revenue—Other.

The following table presents a schedule of future minimum lease payments to be received on noncancelable operating leases as of March 31, 2012:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥146,108	¥24,607	¥23,197	¥21,458	¥17,713	¥12,876	¥46,257

Lessee

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under non-cancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2010, 2011 and 2012 were ¥49,374 million, ¥48,957 million and ¥43,536 million, respectively. A portion of such rental expenses was paid by Nomura Land and Building Co., Ltd. (“NLB”) that became a consolidated subsidiary of Nomura in May 2011.

Lease deposits and rents paid to NLB were as follows:

	Millions of yen
	As of or for the year ended March 31
	2010	2011	2012
Lease deposits	¥6,541	¥4,229	¥—
Rental expenses(1)	4,531	4,358	622

(1)	Rental expenses for the year ended March 31, 2012 were those paid to NLB for the period before NLB was consolidated.

In August 2009, a Nomura consolidated subsidiary, Nomura Properties plc (“NPP”) entered into a 20 year lease as tenant of a 525,000-square-foot development at 1 Angel Lane in London in the U.K. Construction was completed in December 2010 and the building is now used as Nomura’s European headquarters. NPP was involved in the construction of the building and therefore was deemed the owner of the construction project from an accounting perspective in accordance with ASC 840. The building has been recognized on Nomura’s consolidated balance sheets from the start of the lease term in 2009. The building remains on Nomura’s consolidated balance sheets after completion of construction due to the NPP’s continuing involvement with the property and is depreciated over its useful life similar to the treatment of a capital lease.

The following table presents a schedule of future minimum lease payments under capital leases as of March 31, 2012:

Millions of yen
March 31
2012
Total minimum lease payments	¥52,855
Less: Amount representing interest	(28,896)

Present value of net lease payments	¥23,959

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a schedule of future minimum lease payments as of March 31, 2012:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥52,855	¥616	¥456	¥408	¥2,809	¥3,290	¥45,276

Office buildings, land, equipment and facilities in the consolidated balance sheets includes capital lease assets of ¥24,855 million and ¥27,902 million as of March 31, 2011 and 2012, respectively.

The following table presents a schedule of future minimum lease payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2012:

Millions of yen
March 31
2012
Total minimum lease payments	¥169,038
Less: Sublease rental income	(9,948)

Net minimum lease payments	¥159,090

The following table presents a schedule of future minimum lease payments as of March 31, 2012:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥169,038	¥21,129	¥19,154	¥16,667	¥14,309	¥10,780	¥86,999

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

11. Business combinations:

For the purpose of streamlining Nomura’s management structure for faster decision making in relation to reorganization, on May 13, 2011, the Company entered into an agreement with one of its affiliated companies, NLB to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, the Company acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura during the three months ended June 30, 2011. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million. The difference between the fair value of the acquired net assets of NLB and the acquisition cost was accounted for as a bargain purchase gain of ¥44,963 million which is reported within Revenue—Other in the consolidated statements of income.

The Share Purchases were accounted for as a step acquisition in these consolidated financial statements, because Nomura held 38.5% of the outstanding shares of NLB prior to the Share Purchases. Nomura remeasured the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. The change in fair value was a loss of ¥16,555 million which was reported within Revenue—Other in the consolidated statements of income. The remeasurement to fair value was determined primarily based on the cost of the Share Purchases, in which the financial condition and assets of NLB were considered in reference to the valuation results provided by third party appraisers. As of the date of the Share Purchases, the previously held equity investments were remeasured to a fair value of ¥38,379 million. Further,

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equity investments in NLB previously held by other affiliated companies of Nomura were also remeasured at fair value, resulting in an additional loss of ¥4,109 million which was also reported within Revenue—Other in the consolidated statements of income.

There were no other material acquisition-related costs incurred in connection with this business combination.

The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in the consolidated statements of income from May 2011. As a result, revenue generated by NLB and these other companies which have been included in the consolidated statements of income was ¥488,536 million, which includes real estate sales of ¥251,377 million, for the year ended March 31, 2012. In addition, costs of real estate sales were ¥226,450 million, and net income of ¥5,107 million from NLB and other companies acquired as a result of the Share Purchases, was included in the consolidated statements of income for the year ended March 31, 2012, involving the impact of above business. Revenues and expenses arising from NLB and other companies that were acquired as a result of the Share Purchases, are generally reported in Revenue—Other and Non-interest expenses—Other in the consolidated statements of income.

The following table provides a summary of the fair value of the assets acquired and the liabilities assumed, as of the date of the Share Purchases.

Millions of yen
Assets:
Cash and cash deposits	¥78,634
Loans receivable(1)	54,023
Receivables from other than customers	12,865
Office buildings, land, equipment and facilities	715,683
Intangible assets(2)	60,048
Assets other than above(3)	1,290,121

Total assets	2,211,374

Liabilities:
Short-term borrowings	82,800
Long-term borrowings	952,932
Liabilities other than above	748,889

Total liabilities	1,784,621

Equity attributable to NHI shareholders	120,962

Noncontrolling interests of NLB(4)	22,397

Noncontrolling interests attributable to other than shareholders of NLB(5)	283,394

Acquisition costs and fair value of previously held equity investments	75,999

Goodwill	¥(44,963)

(1)	Valuation is based on the difference between the gross contractual amounts receivable of ¥54,131 million and the estimate of the contractual cash flows not expected to be collected of ¥108 million.
(2)	Includes finite-lived intangible assets related to client contracts and lease agreements which are amortized based on a weighted-average amortization period of nine years with no estimated residual value.
(3)	Includes real estate classified as held for sale.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	Valuation is based on the acquisition cost of the Share Purchases.
(5)	Valuation is based on either the market value or the net asset value as of the date of acquisition.

The following selected (unaudited) pro-forma financial information presents revenue and net income (loss) amounts as if the Share Purchases occurred on April 1, 2010.

	Millions of yen, except per share data
	Year ended March 31
	2011	2012
Total revenue	¥2,011,241	¥1,892,851
Net income (loss) attributable to NHI shareholders	¥58,533	¥(13,951)
Basic net income (loss) attributable to NHI shareholders per share	16.13	(3.83)
Diluted net income (loss) attributable to NHI shareholders per share	16.06	(3.83)

Based on the Share Exchange Agreement, 118 common shares of the Company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, the Company issued 103,429,360 common shares. In addition, the common shares of NLB which the Company acquired through the Share Exchange Agreement include the shares that had been held by one of Nomura’s subsidiaries, Nomura Asset Management Co., Ltd., and the acquisition of those shares is accounted for as a transaction between entities under common control.

12. Other assets—Other / Other liabilities:

The following table presents Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31
	2011	2012
Other assets—Other:
Securities received as collateral	¥43,624	¥92,743
Goodwill and other intangible assets	116,834	160,227
Deferred tax assets	241,911	201,244
Investments in equity securities for other than operating purposes(1)	11,915	113,006
Other	154,209	907,903	(2)

Total	¥568,493	¥1,475,123

Other liabilities:
Obligation to return securities received as collateral	¥43,624	¥92,743
Accrued income taxes	10,123	16,169
Other accrued expenses and provisions	404,048	378,957
Other	94,521	678,032	(3)

Total	¥552,316	¥1,165,901

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments are comprised of listed equity securities and unlisted equity securities of ¥6,496 million and ¥5,419 million, respectively as of March 31, 2011, and ¥58,460 million and ¥54,546 million respectively, as of March 31, 2012. These securities are carried at fair value, with changes in fair value recognized within Revenue-other in the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Includes real estate classified as held for sale which is carried at the lower of net book value or fair value less cost to sell.
(3)	Includes the liabilities relating to the investment contracts which were underwritten by the insurance subsidiary. As of March 31, 2012, the amount of carrying values and estimated fair values are ¥292,120 million and ¥294,242 million, respectively. The fair value is estimated by discounting future cash flows and it would be generally classified as Level 3.

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

Changes in goodwill, which are reported in the consolidated balance sheets within Other assets-Other, are as follows.

	Millions of yen
	Year ended March 31
	2011	2012
Balance at beginning of year	¥79,818	¥70,223
Increases due to business combinations	—	4,898	(3)
Other(1)	(9,595)	(1,087)

Balance at end of year(2)	¥70,223	¥74,034

(1)	Includes currency translation adjustments at the amount of (¥7,276) million and (¥1,083) million, as of March 31, 2011 and 2012, respectively.
(2)	The amounts attributable to Wholesale segment as of March 31, 2011 and 2012 were ¥69,800 million and ¥68,718 million, respectively.
(3)	Relates to GE Capital Finance (China) Co., Ltd which is a subsidiary of Nomura Bank International plc.

Impairment testing

The goodwill impairment test is performed in two steps. In the first step, the current fair value of each reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value. Goodwill impairment testing is performed at a level below Nomura’s business segments.

The primary method the Company uses to estimate the fair value of reporting units is the income approach. The assumptions used in the valuations of the reporting units include estimates of future cash flows and the cost of equity used to discount those cash flows to a present value. The valuation of the reporting units is dependent upon economic conditions. Deterioration in these assumptions as well as in market conditions could cause the estimated fair values of these reporting units and their associated goodwill to decline, which may result in an impairment charge through the consolidated statements of income in a future period related to some portion of the associated goodwill.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets subject to amortization as of March 31, 2011 and 2012 are shown below:

	Millions of yen
	March 31, 2011			March 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥55,406	¥(17,405)	¥38,001	¥88,733	¥(34,947)	¥53,786
Lease agreements	—	—	—	16,500	(1,445)	15,055
Other	617	(238)	379	1,126	(383)	743

Total	¥56,023	¥(17,643)	¥38,380	¥106,359	¥(36,775)	¥69,584

Amortization expenses for the years ended March 31, 2010, 2011 and 2012 were ¥6,111 million, ¥5,031 million and ¥19,129 million. Estimated amortization expense for the next five years are shown below:

Millions of yen
Year ending March 31	Estimated amortization expense
2013	¥9,636
2014	8,300
2015	8,268
2016	7,731
2017	7,314

The amounts of other intangible assets not subject to amortization excluding goodwill were ¥8,231 million and ¥16,609 million as of March 31, 2011 and 2012, respectively.

13. Borrowings:

Short-term and long-term borrowings of Nomura as of March 31, 2011 and 2012 are shown below:

	Millions of yen
	March 31
	2011	2012
Short-term borrowings(1):
Commercial paper	¥379,500	¥315,579
Bank borrowings	563,748	743,119
Other	223,829	126,915

Total	¥1,167,077	¥1,185,613

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥2,559,325	¥3,494,323
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,365,805	1,124,504
Non-Japanese yen denominated	748,626	860,975
Floating-rate obligations:
Japanese yen denominated	897,147	788,224
Non-Japanese yen denominated	364,796	117,121
Index / Equity-linked obligations:
Japanese yen denominated	1,251,330	1,241,950
Non-Japanese yen denominated	985,723	654,775

	5,613,427	4,787,549

Subtotal	8,172,752	8,281,872

Trading balances of secured borrowings	230,165	222,968

Total	¥8,402,917	¥8,504,840

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes secured borrowings of ¥44,159 million as of March 31, 2011 and ¥8,647 million as of March 31, 2012.
(2)	Includes secured borrowings of ¥6,093 million as of March 31, 2011 and ¥224,543 million as of March 31, 2012.
(3)	Includes secured borrowings of ¥1,000,856 million as of March 31, 2011 and ¥757,018 million as of March 31, 2012.

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

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2011	2012
Debt issued by the Company	¥3,205,519	¥3,178,278
Debt issued by subsidiaries—guaranteed by the Company	2,270,308	2,076,721
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,927,090	3,249,841

Total	¥8,402,917	¥8,504,840

(1)	Includes trading balances of secured borrowings.

As of March 31, 2011, fixed-rate long-term borrowings are due between 2011 and 2035 at interest rates ranging from 0.00% to 10.01%. Floating-rate obligations, which are generally based on LIBOR, are due between 2011 and 2038 at interest rates ranging from 0.10% to 8.30%. Index / Equity-linked obligations are due between 2011 and 2042 at interest rates ranging from 0.00% to 32.50%.

As of March 31, 2012, fixed-rate long-term borrowings are due between 2012 and 2042 at interest rates ranging from 0.10% to 10.00%. Floating-rate obligations, which are generally based on LIBOR, are due between 2012 and 2039 at interest rates ranging from 0.00% to 8.54%. Index / Equity-linked obligations are due between 2012 and 2042 at interest rates ranging from 0.00% to 32.50%.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effective weighted-average interest rates of borrowings, including the effect of fair value hedges, were as follows:

	March 31
	2011	2012
Short-term borrowings	0.63%	0.43%
Long-term borrowings	1.48%	1.34%
Fixed-rate obligations	2.30%	2.04%
Floating-rate obligations	0.99%	0.90%
Index / Equity-linked obligations	1.20%	1.22%

Maturities of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2012 consist of the following:

Year ending March 31	Millions of yen
2013	¥1,112,828
2014	884,259
2015	1,579,413
2016	936,386
2017	686,855
2018 and thereafter	3,082,131

Subtotal	8,281,872

Trading balances of secured borrowings	222,968

¥8,504,840

Borrowing facilities

As of March 31, 2011 and 2012, Nomura had unutilized borrowing facilities of ¥124,380 million and ¥138,301 million, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings.

Subordinated borrowings

As of March 31, 2011 and 2012, subordinated borrowings were ¥1,059,261 million and ¥637,487 million, respectively.

14. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Year ended March 31
	2010	2011	2012
Basic—
Net income attributable to NHI shareholders	¥67,798	¥28,661	¥11,583

Weighted average number of shares outstanding	3,126,790,289	3,627,798,587	3,643,481,439

Net income attributable to NHI shareholders per share	¥21.68	¥7.90	¥3.18

Diluted—
Net income attributable to NHI shareholders	¥67,784	¥28,642	¥11,561

Weighted average number of shares outstanding	3,139,394,052	3,642,689,381	3,680,124,235

Net income attributable to NHI shareholders per share	¥21.59	¥7.86	¥3.14

For the year ended March 31, 2010, in determining diluted EPS, net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s income arising from convertible bonds issued by the Company. The decline of net income arising from convertible bonds was caused by presuming lump-sum expensing of the difference between the bond’s carrying amount and the bond’s redemption amount, which is accumulated over the life of the bond. Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2010, 2011, and 2012 arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from convertible bonds and stock-based compensation plans by the Company, which would reduce EPS for the year ended March 31, 2010. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2011 and 2012, respectively.

Antidilutive stock options to purchase 12,436,800, 59,670,700 and 24,840,700 common shares were not included in the computation of diluted EPS for the years ended March 31, 2010, 2011 and 2012, respectively.

The convertible bonds of ¥110,000 million were converted to 258,040,481 common shares for the year ended March 31, 2010. All of the convertible bonds were exercised for the year ended March 31, 2010, and therefore, the balances of outstanding convertible bonds as of March 31, 2011 and 2012, respectively, were ¥nil.

The Company issued 766,000,000 shares by way of public offering with a total amount to be paid of ¥416,949 million on the payment date of October 13, 2009 and 34,000,000 shares by way of third-party allotment with a total amount to be paid of ¥18,507 million on the payment date of October 27, 2009.

The Company conducted a share buyback of 75,000,000 common shares which amounted to ¥37,362 million from August 9, 2010 to August 31, 2010.

On July 1, 2011, the Company issued 103,429,360 common shares in accordance with NLB becoming a wholly owned subsidiary of Nomura. See Note 11 “Business combinations” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Employee benefit plans:

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

Some overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥5,787 million and ¥5,838 million as of March 31, 2011, and 2012, respectively.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans includes the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31
	2010	2011	2012
Service cost	¥8,719	¥9,328	¥9,016
Interest cost	4,307	4,480	4,649
Expected return on plan assets	(3,023)	(3,182)	(3,262)
Amortization of net actuarial losses	4,735	3,088	3,687
Amortization of prior service cost	(1,148)	(1,148)	(1,479)

Net periodic benefit cost	¥13,590	¥12,566	¥12,611

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status:

Japanese entities’ plans—

	Millions of yen
	As of or for the year ended March 31
	2011	2012
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥215,761	¥213,653
Service cost	9,328	9,016
Interest cost	4,480	4,649
Actuarial gain (loss)	(647)	9,415
Benefits paid	(15,406)	(14,785)
Acquisition and Other(1)	137	20,542

Projected benefit obligation at end of year	¥213,653	¥242,490

Change in plan assets:
Fair value of plan assets at beginning of year	¥122,632	¥120,727
Actual return on plan assets	1,865	6,696
Employer contributions	4,407	32,291
Benefits paid	(8,177)	(8,114)
Acquisition(1)	—	8,052

Fair value of plan assets at end of year	¥120,727	¥159,652

Funded status at end of year	(92,926)	(82,838)

Amounts recognized in the consolidated balance sheets	¥(92,926)	¥(82,838)

(1)	Increased mainly because of business combination.

The accumulated benefit obligation (“ABO”) was ¥211,425 million and ¥238,614 million as of March 31, 2011 and 2012, respectively.

PBO, ABO, and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2011 and 2012 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen
	March 31
	2011	2012
Plans with ABO in excess of plan assets:
PBO	¥213,653	¥242,490
ABO	211,425	238,614
Fair value of plan assets	120,727	159,652
Plans with PBO in excess of plan assets:
PBO	¥213,653	¥242,490
ABO	211,425	238,614
Fair value of plan assets	120,727	159,652

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

Millions of yen
For the year ended March 31, 2012
Net actuarial loss	¥70,196
Net prior service cost	(9,582)

Total	¥60,614

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

Millions of yen
For the year ending March 31, 2013
Net actuarial loss	¥3,295
Net prior service cost	(1,544)

Total	¥1,751

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2011	2012
Discount rate	2.1%	1.8%
Rate of increase in compensation levels	2.5%	2.8%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2010	2011	2012
Discount rate	2.2%	2.1%	1.8%
Rate of increase in compensation levels	2.5%	2.5%	2.8%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For details of the levels of inputs used to measure the fair value, see Note 2 “Fair value of financial instruments”.

The following tables present information about the plan assets at fair value as of March 31, 2011 and March 31 2012 within the fair value hierarchy.

Japanese entities’ plans—

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Balance as of March 31, 2012
Pension plan assets:
Equities	¥27,230	¥—	¥—	¥27,230
Private equity	—	—	9,802	9,802
Japanese government securities	59,867	—	—	59,867
Japanese agency and municipal securities	—	219	—	219
Foreign government securities	757	—	—	757
Bank and corporate debt securities	—	4,011	—	4,011
Investment trust funds and other(1)	—	13,983	12,434	26,417
Life insurance company general accounts	—	23,501	—	23,501
Other assets	—	7,848	—	7,848

Total	¥87,854	¥49,562	¥22,236	¥159,652

(1)	Includes hedge funds and real estate funds.

The fair value of the non-Japan plan assets as of March 31, 2011 was ¥3,055 million, ¥18,584 million and ¥1,692 million for Level 1, Level 2 and Level 3, respectively. The fair value of the non-Japan plan assets as of March 31, 2012 was ¥32 million, ¥20,848 million and ¥6,083 million for Level 1, Level 2 and Level 3, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2012
	Balance as of April 1, 2011	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2012
Private equity	¥838	¥974	¥7,990	¥—	¥9,802
Investment trust funds and other	8,807	(353)	3,980	—	12,434

Total	¥9,645	¥621	¥11,970	¥—	¥22,236

The fair value of Level 3 non-Japan plans assets, consisting of real estate funds and annuities, was ¥1,692 million and ¥6,083 million as of March 31, 2011 and March 31, 2012, respectively. The plan purchased ¥4,416 million of Level 3 assets during the year ended March 31, 2012. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2011 and 2012 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥32,076 million to Japanese entities’ plans in the year ending March 31, 2013 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen
2013	¥9,504
2014	9,265
2015	9,999
2016	10,671
2017	10,634
2018-2022	56,148

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,021 million, ¥3,233 million and ¥3,741 million to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2010, 2011 and 2012, respectively.

The contributions to overseas defined contribution pension plans were ¥5,712 million, ¥6,903 million and ¥7,882 million for the years ended March 31, 2010, 2011 and 2012, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for the future cost. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥5,820 million, ¥6,760 million and ¥7,614 million for the years ended March 31, 2010, 2011 and 2012, respectively.

16. Deferred compensation plans:

Nomura issues compensation awards to senior management and other employees, certain of which are linked to the Company’s share price, in order to retain and motivate key staff.

These stock-based compensation awards comprise Plan A and Plan B Stock Acquisition Rights (“SARs”), Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”). SAR Plan A awards are effectively awards of stock options while SAR Plan B awards, NSUs and CSUs are analogous to awards of restricted stock. The Company also issues other deferred compensation awards, namely Notional index Units (“NIUs”) which are linked to world stock index quoted by Morgan Stanley capital International.

SAR Plan A—

The Company issues SAR Plan A awards over the Company’s common stock pursuant to several stock option plans which vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to forfeiture on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model and using the following assumptions:

•	Expected volatilities based on historical volatility of the Company’s common stock;

•	Expected dividend yield based on the current dividend rate at the time of grant;

•	Expected lives of the awards determined based on historical experience; and

•	The risk-free interest rate–estimate based on yen swap rate with a maturity equal to the expected lives of options.

The weighted-average amounts on the grant date fair values of options granted during the years ended March 31, 2010, 2011 and 2012 were ¥173, ¥127 and ¥48 per share, respectively. The weighted-average assumptions used in each of the years were as follows:

	Year ended March 31
	2010	2011	2012
Expected volatility	40.06%	40.51%	41.78%
Expected dividends yield	3.25%	1.73%	3.31%
Expected lives (in years)	6	6	6
Risk-free interest rate	1.01%	0.76%	0.63%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2012:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding as of March 31, 2011	13,817,800	¥1,176	3.9
Granted	2,858,000	302
Exercised	—	—
Repurchased	—	—
Forfeited	(97,500)	1,183
Expired	(1,224,000)	1,290

Outstanding as of March 31, 2012	15,354,300	¥988	3.9

Exercisable as of March 31, 2012	9,662,300	¥1,339	10.6

No SAR Plan A awards were exercised during the years ended March 31, 2010, 2011 and 2012. The aggregate intrinsic values of SAR Plan A awards outstanding and exercisable as of March 31, 2012 were ¥182 million and ¥nil, respectively.

As of March 31, 2012, there was ¥213 million of total unrecognized compensation cost related to SAR Plan A awards. This cost is expected to be recognized over a weighted average period of 1.3 years.

SAR Plan B—

The Company issues SAR Plan B awards over the Company’s common stock pursuant to several effective stock unit plans which vest and become exercisable approximately from one to three years after the grant date, and expire approximately from seven to eight years after the grant date. The exercise price is a nominal ¥1 per share.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2012:

	Outstanding (number of shares)	Weighted-average grant date fair value per share		Weighted-average remaining life (years)
Outstanding as of March 31, 2011	69,787,000	¥716		6.0
Granted	62,086,300	397	(1)
Exercised	(9,271,600)	799
Repurchased	—	—
Forfeited	(8,226,100)	606
Expired	—	—

Outstanding as of March 31, 2012	114,375,600	¥544		5.6

Exercisable as of March 31, 2012	4,218,300	¥1,459		3.1

(1)	The weighted-average grant date fair value per share for the years ended March 31, 2010 and 2011 were ¥618 and ¥638, respectively.

The total intrinsic values of SAR Plan B awards exercised during the years ended March 31, 2010, 2011 and 2012 were ¥4,462 million, ¥3,934 million and ¥3,284 million, respectively.

The aggregate intrinsic values of SAR Plan B awards outstanding and exercisable as of March 31, 2012 were ¥41,747 million and ¥1,540 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2012, total unrecognized compensation cost relating to SAR Plan B awards was ¥14,119 million. This cost is expected to be recognized over a weighted average period of 1.7 years. The total fair values of shares vested during the years ended March 31, 2010, 2011 and 2012 were ¥5,593 million, ¥4,909 million and ¥3,868 million, respectively.

Total stock-based compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2010, 2011 and 2012 was ¥9,737 million, ¥18,638 million and ¥26,869 million, respectively. Total related tax benefits recognized in the consolidated statements of income for stock-based compensation expense for the years ended March 31, 2010, 2011 and 2012 was ¥291 million, ¥546 million and ¥1,092 million, respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations.

Cash received from exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2012 was ¥9 million and the tax benefit realized from exercise of the stock options was ¥452 million.

NSU and CSU Awards—

NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock which have graded vesting over three years from grant date. NSUs replicate the key features of SAR Plan B awards described above but are settled in cash rather than the Company’s common stock. CSUs are similar to NSUs but exposure of the employee to movements in the price of the Company’s common stock is subject to a cap and floor.

The fair value of NSUs and CSUs are determined using the price of the Company’s common stock.

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2012:

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2011	48,543,628	¥350		—	¥—
Granted	55,456,277	414	(1)	53,967,338	398	(1)
Vested	(29,882,636)	338	(2)	(16,680,077)	376	(2)
Forfeited	(5,706,291)	—		(4,190,773)	—

Outstanding as of March 31, 2012	68,410,978	¥373	(3)	33,096,488	¥373	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2012

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2011 and 2012 were ¥13,708 million and ¥27,257 million, respectively. Total unrecognized compensation cost, based on the fair value of these awards as of March 31, 2012 was ¥8,499 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of two years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Awards—

In addition to the stock-based compensation awards described above, Nomura also grants NIUs to certain senior management and employees. NIUs are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International which have graded vesting over three years from grant date.

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2012:

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2011	—	$—
Granted	58,890,897	3,300	(2)
Vested	(18,785,827)	3,110	(3)
Forfeited	(3,233,932)	—

Outstanding as of March 31, 2012	36,871,138	$3,320	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2012.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2012 was ¥8,819 million. Total unrecognized compensation cost, based on the fair value of these awards as of March 31, 2012 was ¥3,040 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of two years.

Subsequent events

On May 16, 2012, the Company adopted a resolution to issue SARs No. 44, No. 45, No. 46, No .47, No. 48, No. 49 and No. 50 of common stock pursuant to the SAR Plan B awards for directors and certain employees of the Company and subsidiaries and has issued SARs on June 5, 2012. The total number of SARs to be issued is 555,893 for the acquisition of 55,589,300 shares. The exercise price is a nominal ¥1 per share. The SARs vest and are exercisable one to five years after the grant date and expire six to ten years after the grant date.

In May, 2012, Nomura authorized the issuance of additional awards which are mainly linked to the Company’s common stock price and a world index and a new performance-based award with a total grant date fair value of ¥45 billion (vesting period of up to five years) to certain senior management and employees as part of their compensation. Those awards linked to the Company’s common stock price and to a world index will be settled typically in cash or in other type of assets calculated during the certain future period prior to the settlement date. As part of the new performance-based award, recipients receive notional performance units which are linked to profitability of the Nomura and business segments over a cumulative two year performance period. At the end of the performance period, depending on the extent to which these performance conditions are met, the performance units will be converted into a pre-determined amount of SAR Plan B or NSUs.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Restructuring initiatives:

In anticipation of an ongoing environment of economic uncertainty, Nomura has undertaken group-wide restructuring initiatives primarily focusing on the Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and allocate business resources to growth regions accordingly.

As a result of these restructuring initiatives, Nomura recognized restructuring costs of ¥12,397 million in the consolidated statements of income for the year ended March 31, 2012. These primarily comprise employee termination costs reported within Non-interest expenses—Compensation and benefits. As of March 31, 2012, ¥5,314 million of this amount had been settled and the remaining ¥7,083 million is reported as a liability.

These restructuring initiatives are expected to be completed during the year ending March 31, 2013, however, the total costs to be incurred going forward are currently under evaluation.

18. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows:

	Millions of yen
	Year ended March 31
	2010	2011	2012
Current:
Domestic	¥12,988	¥175	¥13,481
Foreign	4,599	5,956	7,650

Subtotal	17,587	6,131	21,131

Deferred:
Domestic	28,207	56,194	34,274
Foreign	(8,633)	(995)	3,498

Subtotal	19,574	55,199	37,772

Total	¥37,161	¥61,330	¥58,903

The income tax benefit recognized from net operating losses for the years ended March 31, 2010, 2011 and 2012 totaled ¥10,374 million, ¥4,645 million and ¥1,358 million, respectively.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, Nomura’s domestic effective statutory tax rate has been approximately 41%. However, as a result of the revisions of domestic tax laws, the domestic statutory tax rates are approximately 38% between April 1, 2012 and March 31, 2015 and approximately 36% thereafter.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2010	2011	2012
Normal effective statutory tax rate	41.0%	41.0%	41.0%
Impact of:
Changes in deferred tax valuation allowance	6.7	1.6	(22.5)
Taxable items to be added on financial profit	10.8	5.3	3.8
Non-deductible expenses	10.5	16.6	23.3
Non-taxable revenue	(7.8)	(8.4)	(29.7)
Dividends from foreign subsidiaries	1.0	0.0	0.9
Tax effect of undistributed earnings of foreign subsidiaries	0.1	(0.0)	(1.1)
Different tax rate applicable to income (loss) of foreign subsidiaries	(26.9)	10.8	14.1
Changes in domestic tax laws	—	—	45.7
Expiration of loss carryforwards	0.7	1.3	2.8
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	—	(1.3)	(8.8)
Other	(0.8)	(1.1)	(0.2)

Effective tax rate	35.3%	65.8%	69.3%

The net deferred tax assets of ¥241,911 million and ¥201,244 million reported within Other assets—Other in the consolidated balance sheets as of March 31, 2011 and 2012, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥12,180 million and ¥63,493 million reported within Other liabilities in the consolidated balance sheets as of March 31, 2011 and 2012, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of deferred tax assets and liabilities are as follows:

	Millions of yen
	March 31
	2011	2012
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥10,243	¥70,406
Investments in subsidiaries and affiliates	171,520	177,522
Valuation of financial instruments	214,706	197,961
Accrued pension and severance costs	41,402	34,291
Other accrued expenses and provisions	77,649	84,628
Operating losses	317,519	313,245
Other	5,215	20,034

Gross deferred tax assets	838,254	898,087
Less—Valuation allowance	(461,966)	(490,986)

Total deferred tax assets	376,288	407,101

Deferred tax liabilities
Investments in subsidiaries and affiliates	69,363	78,262
Valuation of financial instruments	47,694	56,732
Undistributed earnings of foreign subsidiaries	4,409	3,167
Valuation of fixed assets	19,355	117,112
Other	5,736	14,077

Total deferred tax liabilities	146,557	269,350

Net deferred tax assets	¥229,731	¥137,751

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

	Millions of yen
	Year ended March 31
	2010		2011		2012
Balance at beginning of year	¥493,906		¥501,554		¥461,966
Net change during the year	7,648	(1)	(39,588	)(2)	29,020	(3)

Balance at end of year	¥501,554		¥461,966		¥490,986

(1)	Includes ¥8,313 million and ¥2,667 million related to subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries and in certain subsidiaries in Japan, negative ¥3,332 million related to the Company which is due to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥7,648 million of allowances increased for the year ended March 31, 2010.
(2)	Includes negative ¥33,523 million related to foreign subsidiaries which is mainly due to an effect of utilized loss carryforwards in certain U.S. subsidiaries, negative ¥2,657 million and negative ¥3,408 million related to Japanese subsidiaries and the Company, respectively, which is due mainly to a result of a review of future realizable value for the deferred tax assets previously recorded. In total, ¥39,588 million of allowances decreased for the year ended March 31, 2011.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Includes ¥24,715 million related to foreign subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, ¥20,014 million related to Japanese subsidiaries which is mainly due to the effect of the conversion of Nomura Land and Building Co., Ltd. into a subsidiary of Nomura Holdings, Inc. and negative ¥15,709 million related to the Company which is due mainly to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥29,020 million of allowances increased for the year ended March 31, 2012.

As of March 31, 2012, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥6,424 million. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

As of March 31, 2012, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,190,179 million resulting from certain U.S. and European subsidiaries. These losses, except for ¥591,990 million, which can be carried forward indefinitely, expire as follows: 2012 through 2021—¥365,464 million, 2022 and thereafter—¥232,725 million. Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognized tax benefits was ¥nil as of March 31, 2010. Also there were no movements of the gross amounts in unrealized tax benefits and the amount of interest and penalties recognized due to the unrealized tax benefits during the year ended March 31, 2010.

The total amount of unrecognized tax benefits as of March 31, 2011 and 2012 were not significant. Also there were no significant movements of the gross amounts in unrealized tax benefits and the amount of interest and penalties recognized due to the unrealized tax benefits during the years ended March 31, 2011 and 2012. Nomura recognizes the accrual of interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits in Income tax expense in the consolidated statements of income.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom (“U.K.”) and U.S. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits are recorded in the amount that is sufficient to cover potential exposure for an additional tax assessment depending on likelihood. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2012. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which Nomura remains subject to examination. Under Hong Kong Special Administrative Region (“Hong Kong”) tax law, the time bar does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2007	(1)
U.K.	2011
U.S.	2008

(1)	For transfer pricing, the earliest year in which Nomura remains subject to examinations is 2006.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revisions of domestic tax laws—

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years beginning between April 1, 2012 and March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities are 38% for the temporary differences expected to be reversed between April 1, 2012 and March 31, 2015 and 36% thereafter.

Due to these revisions, net deferred tax assets decreased by ¥5,510 million as at the revision of domestic tax laws. For the year ended March 31, 2012, income tax expenses increased by ¥5,510 million and net income attributable to NHI shareholders decreased by ¥13,251 million.

19. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2010	2011	2012
Number of shares outstanding at beginning of year	2,604,779,843	3,669,044,614	3,600,886,932
New issue	800,000,000	—	103,429,360
Conversion of convertible bonds	258,040,481	—	—

Common stock held in treasury:
Repurchases of common stock	(26,857)	(75,030,934)	(50,093,031)
Sales of common stock	6,328	2,409	1,530
Common stock issued to employees	6,122,900	6,870,600	9,271,600
Other net change in treasury stock	121,919	243	(12,496)

Number of shares outstanding at end of year	3,669,044,614	3,600,886,932	3,663,483,895

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan. Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2010, 2011 and 2012, the amounts available for distributions were ¥546,483 million, ¥480,471 million and ¥483,126 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act of Japan.

Retained earnings include Nomura’s share of investee undistributed earnings which have been accounted for based on the equity method, and those Nomura’s share of investee undistributed earnings amounted to ¥72,405 million, ¥77,145 million and ¥50,922 million as of March 31, 2010, 2011 and 2012, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends on common stock per share were ¥8 for the year ended March 31, 2010, ¥8 for the year ended March 31, 2011 and ¥6 for the year ended March 31, 2012.

On July 30, 2010, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 75,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥50 billion and (c) the share buyback will run from August 9, 2010 to September 17, 2010. Under this repurchase program, the Company repurchased 75,000,000 shares of common stock at a cost of ¥37,362 million.

The Company issued new shares of common stock and repurchased common stock in accordance with NLB becoming a wholly owned subsidiary of Nomura for the year ended March 31, 2012. See Note 11 “Business combinations” for further information.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2010, 2011, and 2012, 1,063,153 shares, or ¥2,189 million, 1,062,910 shares, or ¥2,189 million and 908,498 shares, or ¥1,985 million, respectively, held by affiliated companies.

Nomura issued 766,000,000 shares and 34,000,000 shares through a public offering and third-party allotment, respectively, in October, 2009.

20. Regulatory requirements:

Until the end of March 2011, the Company calculated its consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act”, as permitted under the provision in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.”. In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate consolidated regulatory capital adequacy ratio and since then, our consolidated regulatory capital adequacy ratio is calculated based on FSA’s ministerial notice of the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Note that Capital Adequacy Notice on Final Designated Parent Company has revised in line with Basel 2.5 and we calculate Basel 2.5-based consolidated regulatory capital adequacy ratio since December 2011.

In accordance with Article 3 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated regulatory capital adequacy ratio is calculated based on the amounts of qualifying capital, credit risk-weighted assets, market risk, and operational risk. Also in accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated regulatory capital adequacy ratio is higher than 8%. As of March 31, 2011 and 2012, the Company was in compliance with the minimum capital requirement.

Under the Financial Instruments and Exchange Act (the “FIEA”), NSC is subject to the capital adequacy rules of the FSA. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories: (1) market risks,

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2011 and 2012, the capital adequacy ratio of NSC exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by clients on securities transactions under the FIEA. As of March 31, 2011 and 2012, NSC segregated bonds with a market value of ¥394,863 million and ¥269,979 million and equities with a market value of ¥nil and ¥6,353 million, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority and the Chicago Mercantile Exchange Group as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. As of March 31, 2011 and 2012, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, the Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Financial Services Authority in the U.K., which imposes minimum capital adequacy requirements to the NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Financial Services Authority in the U.K. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Financial Services Authority in the U.K. on a standalone basis. As of March 31, 2011 and 2012, the NEHS, NIP and NBI were in compliance with all relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by the respective authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including the provision of securities brokerage and dealing, underwriting, investment advisory and securities margin financing services for its clients. NIHK has a branch located in Taiwan which is regulated by its local regulators under its respective jurisdictions. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means an amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum capital of SGD3 million. Currently, NSL is observing relevant financial ratios which fulfill the requirement from MAS. As of March 31, 2011 and 2012, NIHK and NSL were in compliance with all relevant regulatory capital related requirements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), Nomura Research Institute, Ltd. (“NRI”), and Fortress Investment Group LLC (“Fortress”). During the year ended March 31, 2012, Nomura Land and Building Co., Ltd. (“NLB”) and Chi-X Europe Limited (“Chi-X Europe”), which were included in Nomura’s significant affiliated companies, became no longer affiliated companies.

JAFCO

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies.

In May 2011, the Company purchased 382,000 shares of NLB in ¥18,145 million from JAFCO when Nomura purchased additional issued shares of NLB and made it a subsidiary. See Note 11 “Business combinations” for further information. In addition, Nomura indirectly acquired an additional 0.3% equity interest in JAFCO at the same time.

As of March 31, 2012, Nomura’s ownership of JAFCO was 24.4% and there was no remaining equity method goodwill included in the carrying amount of the investment.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

In May 2011, Nomura indirectly acquired an additional 0.9% equity interest in NRI, when Nomura purchased additional issued shares of NLB and made it a subsidiary.

In July 2011, the Company acquired 381,520 shares of NLB from NRI and issued 45,019,360 common shares to NRI as a result of the share exchange. See Note 11 “Business combinations” for further information.

As of March 31, 2012, Nomura’s ownership of NRI was 39.1% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥56,934 million.

NLB

NLB owns certain of Nomura’s leased office space in Japan. NLB became a consolidated subsidiary of Nomura on May 24, 2011 and it has become no longer an affiliated company of Nomura. See Note 11 “Business combinations” for further information. In addition, the lease transactions with Nomura while NLB was an affiliated company of Nomura are disclosed in Note 10 “Leases”.

Nomura Real Estate Holdings, Inc. which is a subsidiary of NLB is a listed company in the First Section of the Tokyo Stock Exchange.

Fortress

Fortress is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles. The investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method of accounting.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2009, Fortress sold 46,000,000 Class A shares in a public offering and Nomura purchased 5,400,000 of these shares, at the public offering price.

As of March 31, 2012, Nomura’s ownership of Fortress was 11.4% and there was no remaining equity method goodwill included in the carrying value of the investment.

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

As part of the deconsolidation process, a gain of ¥3,074 million was recognized which is reported in the consolidated statements of income within Revenue—Other. The gain resulted from a difference between the book value of the net assets of Chi-X Europe and the fair value of the retained investment in the company.

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

On February 18, 2011, BATS Global Markets, Inc. (“BATS”) entered into a definitive agreement to acquire a 100% of the outstanding stock of Chi-X Europe. After the regulatory approval, Nomura exchanged its shares in Chi-X Europe for approximately 7% (fully diluted) of the outstanding stock of BATS. As a result, Chi-X Europe has become no longer an affiliated company of Nomura.

Summary financial information—

A summary of financial information for JAFCO, NRI and NLB is as follows:

	Millions of yen
	March 31
	2011	2012(1)
Total assets	¥2,096,554	¥564,086
Total liabilities	1,521,653	200,020

	Millions of yen
	Year ended March 31
	2010	2011	2012(2)
Net revenues	¥526,350	¥590,985	¥161,209
Non-interest expenses	482,573	535,564	105,520
Net income attributable to the companies	22,779	29,392	31,007

(1)	NLB’s assets and liabilities are not included because it is no longer an affiliated company of Nomura as of March 31, 2012.
(2)	For NLB, financial information while it was an affiliated company of Nomura is included.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of financial information for Fortress is as follows:

	Millions of yen
	March 31
	2011(1)	2012(1)
Total assets	¥172,677	¥184,650
Total liabilities	95,396	96,312

	Millions of yen
	Year ended March 31
	2010(1)	2011(1)	2012(1)
Net revenues	¥57,602	¥89,710	¥73,306
Non-interest expenses	144,868	154,161	166,006
Net income (loss) attributable to the company	(23,651)	(24,400)	(36,994)

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2009, 2010 and 2011, respectively. Nomura recognizes its share of Fortress’s earnings on a three-month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for lease transactions with NLB and NRI, which are disclosed in Note 10 “Leases”, is presented below:

	Millions of yen
	March 31
	2011	2012
Investments in affiliated companies	¥260,339	¥183,305
Advances to affiliated companies	12,766	10,649
Other receivables from affiliated companies	644	5,160
Other payables to affiliated companies	14,825	5,643

	Millions of yen
	Year ended March 31
	2010	2011	2012
Revenues	¥362	¥3,056	¥5,635
Non-interest expenses	58,219	52,796	49,810
Purchase of software, securities and tangible assets	25,954	20,945	22,904

The aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows:

	Millions of yen
	March 31
	2011	2012
Carrying amount	¥182,109	¥172,647
Fair value	198,439	208,827

Equity in earnings of equity-method investees, including those above, was a gain of ¥12,924 million, gain of ¥11,602 million and gain of ¥5,716 million for the years ended March 31, 2010, 2011 and 2012, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2010, 2011 and 2012 were ¥4,827 million, ¥4,802 million and ¥4,747 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Commitments, contingencies and guarantees:

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

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen
	March 31
	2011	2012
Commitments to extend credit	¥264,736	¥332,009
Commitments to invest in partnerships	38,008	28,825
Commitments to purchase aircraft	77,928	52,411

As of March 31, 2012, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥332,009	¥81,515	¥48,052	¥147,354	¥55,088
Commitments to invest in partnerships	28,825	15,155	7,961	971	4,738
Commitments to purchase aircraft	52,411	25,727	26,684	—	—

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

Other commitments

The amounts of commitments to purchase real estate for sale and rental were ¥nil as of March 31, 2011 and ¥234,400 million as of March 31, 2012. These included ¥139,376 million with maturities of less than 1 year and ¥95,024 million with maturities of 1 to 5 years. Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥39,543 million as of March 31, 2011 and ¥37,237 million as of March 31, 2012.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥1,337 billion for resale agreements and ¥1,605 billion for repurchase agreements as of March 31, 2011 and ¥2,519 billion for resale agreements and ¥1,711 billion for repurchase agreements as of March 31, 2012. These amounts include certain types of repurchase transactions and securities transactions which Nomura accounts for as sales rather than collateralized financings in accordance with ASC 860.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥300 billion and ¥269 billion as of March 31, 2011 and 2012, respectively.

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

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company discloses details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below.

For certain other significant actions and proceedings described below, management is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of approximately EUR 36.3 million, including interest, already refunded. NIP will vigorously challenge the Pescara Tax Court’s decision in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by the Company’s subsidiaries, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. (“NGFP”) in respect of swaps and other derivative transactions in the total amount of approximately $1 billion; and in the case of NSC and NIP, Lehman Inc. sought to recover damages. On January 5, 2012, the parties filed a stipulation dismissing with prejudice the proceedings commenced against NIP and resolving the claims of NIP and NGFP against Lehman.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount currently claimed against NIP was approximately $34 million plus interest. The claim against NIP is currently in the U.S. Bankruptcy Court. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In November 2010, the High Court in London ruled in favor of NIP and Nomura Bank International plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately $22 million, which it claimed to be the value of a fund of shares referable to the NBI note. WestLB sought permission to appeal and on April 24, 2012 the Court of Appeal dismissed WestLB’s appeal finally concluding the litigation.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The SPC has a security interest over the money pursuant to a loan facility with a third party. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including certain of the Company’s U.S. subsidiaries. The action alleges that FHLB-Boston purchased residential MBS issued by a U.S. subsidiary of the Company for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a U.S. subsidiary of the Company but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“Wescorp”) against various sponsors, issuers and underwriters of residential MBS purchased by Wescorp. The complaint alleges that Wescorp purchased residential MBS issued by certain of the Company’s U.S. subsidiaries, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that Wescorp purchased certificates in two offerings in which a U.S. subsidiary of the Company was the issuer in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous sponsors, issuers and underwriters of residential MBS, and their controlling persons, including certain of the Company’s U.S. subsidiaries. The action alleges that the GSEs purchased residential MBS issued by certain Company subsidiaries in the U.S. for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in which a U.S. subsidiary of the Company was the issuer in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various sponsors, issuers and underwriters of residential MBS purchased by U.S. Central, including a U.S. subsidiary of the Company. The complaint alleges that U.S. Central purchased residential MBS issued by the Company subsidiary, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint against the U.S. subsidiary alleges that U.S. Central purchased certificates in one offering in which the subsidiary was the issuer in the original principal

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of approximately $50 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the trustee (the “Madoff Trustee”) appointed for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

Subsequent Events

NSC is the leading securities firm in Japan with approximately five million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. Among these includes an action commenced against NSC in April 2012 by a large account corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008. The plaintiff alleges among other things, insufficient explanation in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

The Company supports the position of its subsidiaries in each of these claims.

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

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, which the subsidiaries believe were made at the instance of one or more investors, and from certificate insurers. It is our policy to review each claim that has been received, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company cannot provide an estimate of reasonably possible loss relating to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, the Company’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at June 15, 2012, the subsidiaries have received loan repurchase claims of $2,924 million that are unresolved.

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

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees:

	Millions of yen
	March 31
	2011		2012
	Carrying value	Maximum potential payout / Notional Total	Carrying value	Maximum potential payout / Notional Total
Derivative contracts(1)(2)	¥3,539,472	¥101,555,634	¥3,997,315	¥107,572,427
Standby letters of credit and other guarantees(3)	267	8,512	264	21,674

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from “Derivative Contracts”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Derivative contracts primarily consist of equity contracts, interest rate contracts and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2011 was ¥6,761 million and as of March 31, 2012 is ¥6,377 million.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees as of March 31, 2012:

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,997,315	¥107,572,427	¥37,525,420	¥22,496,226	¥12,868,744	¥34,682,037
Standby letters of credit and other guarantees	264	21,674	12,919	138	212	8,405

23. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, is excluded from segment information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. In April 2011, Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other”. In accordance with this integration, certain prior year amounts have been reclassified to conform to the current presentation.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2010
Non-interest revenues	¥384,816	¥60,537	¥763,567	¥(96,886)	¥1,112,034
Net interest revenue	3,456	1,515	25,964	(1,554)	29,381

Net revenue	388,272	62,052	789,531	(98,440)	1,141,415
Non-interest expenses	274,915	46,836	614,349	109,475	1,045,575

Income (loss) before income taxes	¥113,357	¥15,216	¥175,182	¥(207,915)	¥95,840

Year ended March 31, 2011
Non-interest revenues	¥389,404	¥62,670	¥534,094	¥70,117	¥1,056,285
Net interest revenue	3,029	3,865	96,442	(12,027)	91,309

Net revenue	392,433	66,535	630,536	58,090	1,147,594
Non-interest expenses	291,245	46,513	623,819	75,866	1,037,443

Income (loss) before income taxes	¥101,188	¥20,022	¥6,717	¥(17,776)	¥110,151

Year ended March 31, 2012
Non-interest revenues	¥347,385	¥63,022	¥426,608	¥575,048	¥1,412,063
Net interest revenue	2,873	2,778	129,274	(14,936)	119,989

Net revenue	350,258	65,800	555,882	560,112	1,532,052
Non-interest expenses	287,128	45,281	593,465	525,028	1,450,902

Income (loss) before income taxes	¥63,130	¥20,519	¥(37,583)	¥35,084	¥81,150

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Year ended March 31
	2010	2011	2012
Net gain related to economic hedging transactions	¥3,323	¥2,290	¥8,372
Realized gain (loss) on investments in equity securities held for operating purposes	(3,365)	219	198
Equity in earnings of affiliates	7,765	8,996	10,613
Corporate items(1)	(83,291)	(33,327)	(31,411)
Other(2)	(132,347)	4,046	47,312

Total	¥(207,915)	¥(17,776)	¥35,084

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Include the gain due to the business combination with NLB in Corporate items for the year ended March 31, 2012.
(2)	Includes the impairment losses of affiliated companies and other equity-method investees which do not belong to the business segments of ¥2,974 million for the year ended March 31, 2010 and the impact of Nomura’s own creditworthiness in certain financial liabilities for which the fair value option has been elected in accordance with ASC 825, and the impact of its own creditworthiness on derivative liabilities.

The table below presents a reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income (loss) before income taxes in the consolidated statements of income.

	Millions of yen
	Year ended March 31
	2010	2011	2012
Net revenue	¥1,141,415	¥1,147,594	¥1,532,052
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,407	(16,896)	3,807

Consolidated net revenue	¥1,150,822	¥1,130,698	¥1,535,859

Non-interest expenses	¥1,045,575	¥1,037,443	¥1,450,902
Unrealized gain on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,045,575	¥1,037,443	¥1,450,902

Income before income taxes	¥95,840	¥110,151	¥81,150
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,407	(16,896)	3,807

Consolidated income before income taxes	¥105,247	¥93,255	¥84,957

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2010	2011	2012
Net revenue(1):
Americas	¥131,512	¥168,889	¥143,350
Europe	348,829	257,135	195,826
Asia and Oceania	63,748	44,474	34,819

Subtotal	544,089	470,498	373,995
Japan	606,733	660,200	1,161,864

Consolidated	¥1,150,822	¥1,130,698	¥1,535,859

Income (loss) before income taxes:
Americas	¥3,557	¥4,410	¥(24,612)
Europe	18,995	(43,627)	(91,544)
Asia and Oceania	13,036	(16,296)	(12,937)

Subtotal	35,588	(55,513)	(129,093)
Japan	69,659	148,768	214,050

Consolidated	¥105,247	¥93,255	¥84,957

	March 31
	2010	2011	2012
Long-lived assets:
Americas	¥94,508	¥91,295	¥94,698
Europe	98,223	115,352	114,195
Asia and Oceania	32,871	31,642	23,892

Subtotal	225,602	238,289	232,785
Japan	269,449	270,945	973,711

Consolidated	¥495,051	¥509,234	¥1,206,496

(1)	There is no revenue derived from transactions with a single major external customer.

24. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of borrowings of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued or to be issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

Consolidated Financial Statements

Nomura Research Institute, Ltd.

At 31st March, 2012 and 2011 (unaudited) and for the year ended 31st March, 2012, and for the years ended 31st March, 2011 and 2010 (unaudited)

with Report of Independent Auditors

Unless otherwise noted, the amounts included in the financial statements are expressed in millions of yen with fractional amounts rounded off.

Report of Independent Auditors

The Board of Directors and Shareholders of

Nomura Research Institute, Ltd.

We have audited the accompanying consolidated balance sheet of Nomura Research Institute, Ltd. and subsidiaries (“the Company”) as of March 31, 2012, and the related consolidated statements of income and comprehensive income, changes in net assets, and cash flows for the year then ended, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Research Institute, Ltd. and subsidiaries at March 31, 2012 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The accompanying consolidated balance sheet of Nomura Research Institute, Ltd. and subsidiaries as of March 31, 2011, and the related consolidated statements of income and comprehensive income, changes in net assets and cash flows for each of the two years in the period then ended were not audited by us in accordance with auditing standards generally accepted in the United States and, accordingly, we do not express an opinion on them in accordance with auditing standards generally accepted in the United States.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 27, 2012

Nomura Research Institute, Ltd.

Consolidated Balance Sheets

	Millions of yen
	31st March,
	2012	2011
		(Unaudited)
Assets
Current assets:
Cash and bank deposits (Notes 2 and 10)	¥8,462	¥16,758
Short-term investment securities (Notes 2, 3 and 10)	81,079	79,661
Accounts receivable and other receivables (Notes 2 and 4)	76,192	71,289
Inventories	178	256
Deferred income taxes (Note 8)	7,066	6,825
Other current assets	3,906	2,876
Allowance for doubtful accounts	(79)	(71)

Total current assets	176,804	177,594
Property and equipment (Note 5):
Land	13,600	12,323
Buildings, net	33,167	34,399
Machinery and equipment, net	12,899	11,532
Leased assets, net (Note 12)	114	197
Construction in progress	7,789	—

Property and equipment, net	67,569	58,451

Software and other intangibles	57,862	57,641
Investment securities (Notes 2 and 3)	61,273	43,965
Investments in affiliates (Notes 2 and 3)	1,253	1,265
Deferred income taxes (Note 8)	15,778	19,390
Long-term loans receivable (Note 2)	7,821	7,706
Lease investment assets	446	343
Other assets (Note 6)	14,024	13,774
Allowance for doubtful accounts	(46)	(96)

Total assets	¥402,784	¥380,033

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Balance Sheets—(Continued)

	Millions of yen
	31st March,
	2012	2011
		(Unaudited)
Liabilities and Net Assets
Current liabilities:
Accounts payable (Note 2)	¥21,811	¥22,481
Current portion of long-term loans payable (Note 2)	2,531	2,607
Lease obligations, current	201	223
Accrued expenses	19,781	16,774
Income taxes payable	10,093	9,425
Advance payments received	4,807	5,653
Asset retirement obligations	8	—
Other current liabilities	10,149	10,997

Total current liabilities	69,381	68,160
Convertible bonds (Note 2)	49,997	49,997
Long-term loans payable (Note 2)	6,677	9,176
Lease obligations	411	339
Deferred income taxes (Note 8)	27	1
Employees’ retirement benefits (Note 7)	17,251	20,689
Asset retirement obligations	699	596
Guarantee deposits received	64	—
Commitments and contingent liabilities (Note 17)
Net assets (Notes 9 and 11):
Shareholders’ equity:
Common stock:
Authorized—750,000,000 shares at 31st March, 2012 and 2011
Issued—225,000,000 shares at 31st March, 2012 and 2011	18,600	18,600
Additional paid-in capital	14,800	14,994
Retained earnings	286,907	264,866
Treasury stock, at cost:
—28,834,693 shares at 31st March, 2012 and 30,277,343 shares at 31st March, 2011	(68,841)	(72,285)

Total shareholders’ equity	251,466	226,175
Accumulated other comprehensive income:
Valuation difference on available-for-sale securities (Note 3)	7,966	6,258
Foreign currency translation adjustment	(2,575)	(2,675)

Total accumulated other comprehensive income	5,391	3,583
Share subscription rights (Note 18)	1,420	1,317

Total net assets	258,277	231,075

Total liabilities and net assets	¥402,784	¥380,033

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Year ended 31st March,
	2012	2011	2010
		(Unaudited)	(Unaudited)
Sales	¥335,555	¥326,329	¥338,630
Cost of sales	235,516	233,120	245,642

Gross profit	100,039	93,209	92,988
Selling, general and administrative expenses (Notes 13 and 14)	56,886	54,782	52,911

Operating profit	43,153	38,427	40,077
Other income (expenses):
Interest and dividend income	1,363	1,585	1,367
Interest expense	(71)	(8)	(13)
Equity in earnings (losses) of affiliates	111	(12)	(564)
Gain (loss) on investment securities (Note 3)	(130)	130	(841)
Gain on investments in affiliates (Note 3)	8,564	—	—
Special dividend income	3,011	—	—
Reversal of share-based compensation (Note 18)	73	—	—
Office integration and relocation expenses	—	—	(2,778)
Impact of applying accounting standard for asset retirement obligations	—	(364)	—
Other, net	131	96	80

	13,052	1,427	(2,749)

Income before income taxes and minority interests	56,205	39,854	37,328
Provision for income taxes (Note 8):
Current	19,501	14,865	17,402
Deferred	3,783	1,799	(1,926)

	23,284	16,664	15,476

Income before minority interests	32,921	23,190	21,852
Income (loss) attributable to minority interests	—	2	(4)

Net income (Note 11)	¥32,921	¥23,188	¥21,856

Income (loss) attributable to minority interests	¥—	¥2	¥—
Income before minority interests	32,921	23,190	—
Other comprehensive income (Note 15):
Valuation difference on available-for-sale securities	1,708	(2,178)	—
Foreign currency translation adjustment	94	(406)	—
Share of other comprehensive income of affiliates	6	(13)	—

Total other comprehensive income	1,808	(2,597)	—

Comprehensive income (Note 15)	¥34,729	¥20,593	¥—

Comprehensive income attributable to:
Comprehensive income attributable to owners of the parent	¥34,729	¥20,591	¥—
Comprehensive income attributable to minority interests	—	2	—

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Changes in Net Assets

	Millions of yen
	Shareholders’ equity					Accumulated other comprehensive income
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders’ equity	Valuation difference on available- for-sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive income	Share subscription rights	Minority interests	Total net assets
Balance at 31st March, 2009 (Unaudited)	¥18,600	¥14,975	¥240,061	¥(72,753)	¥200,883	¥5,851	¥(2,159)	¥3,692	¥892	¥—	¥205,467
Purchases of treasury stock	—	—	—	(1)	(1)	—	—	—	—	—	(1)
Disposition of treasury stock	—	—	—	228	228	—	—	—	—	—	228
Gain on disposition of treasury stock	—	43	—	—	43	—	—	—	—	—	43
Net income	—	—	21,856	—	21,856	—	—	—	—	—	21,856
Cash dividends paid	—	—	(10,117)	—	(10,117)	—	—	—	—	—	(10,117)
Net changes other than in shareholders’ equity	—	—	—	—	—	2,585	(97)	2,488	263	10	2,761

Balance at 31st March, 2010 (Unaudited)	18,600	15,018	251,800	(72,526)	212,892	8,436	(2,256)	6,180	1,155	10	220,237
Disposition of treasury stock	—	—	—	241	241	—	—	—	—	—	241
Loss on disposition of treasury stock	—	(24)	—	—	(24)	—	—	—	—	—	(24)
Net income	—	—	23,188	—	23,188	—	—	—	—	—	23,188
Cash dividends paid	—	—	(10,122)	—	(10,122)	—	—	—	—	—	(10,122)
Net changes other than in shareholders’ equity	—	—	—	—	—	(2,178)	(419)	(2,597)	162	(10)	(2,445)

Balance at 31st March, 2011 (Unaudited)	18,600	14,994	264,866	(72,285)	226,175	6,258	(2,675)	3,583	1,317	—	231,075
Disposition of treasury stock	—	—	—	3,444	3,444	—	—	—	—	—	3,444
Loss on disposition of treasury stock	—	(194)	(735)	—	(929)	—	—	—	—	—	(929)
Net income	—	—	32,921	—	32,921	—	—	—	—	—	32,921
Cash dividends paid	—	—	(10,145)	—	(10,145)	—	—	—	—	—	(10,145)
Net changes other than in shareholders’ equity	—	—	—	—	—	1,708	100	1,808	103	—	1,911

Balance at 31st March, 2012	¥18,600	¥14,800	¥286,907	¥(68,841)	¥251,466	¥7,966	¥(2,575)	¥5,391	¥1,420	¥—	¥258,277

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Cash Flows

	Millions of yen
	Year ended 31st March,
	2012	2011	2010
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Income before income taxes and minority interests	¥56,205	¥39,854	¥37,328
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:
Depreciation and amortization	30,875	30,666	30,916
Interest and dividend income	(4,374)	(1,585)	(1,367)
Interest expense	71	8	13
Loss (gain) on investment securities	130	(130)	841
Gain on investments in affiliates	(8,564)	—	—
Impact of applying accounting standard for asset retirement obligations	—	364	—
Changes in operating assets and liabilities:
Accounts receivable and other receivables, net of advance payments received	(5,728)	(1,727)	8,980
Allowance for doubtful accounts	(42)	(23)	(12)
Accounts payable	1,482	(4,305)	(4,782)
Inventories	78	176	(179)
Employees’ retirement benefits	(3,438)	(3,463)	(1,427)
Other	834	2,872	7,064

Subtotal	67,529	62,707	77,375
Interest and dividends received	4,499	1,395	1,425
Interest paid	(72)	(5)	(13)
Income taxes paid	(18,889)	(15,319)	(20,727)

Net cash provided by operating activities	53,067	48,778	58,060

Cash flows from investing activities
Payments for time deposits	(782)	(1,129)	—
Proceeds from time deposits	853	331	6,009
Purchase of short-term investment securities	(13,234)	(19,933)	—
Proceeds from sales and redemption of short-term investment securities	14,910	6,300	—
Acquisition of property and equipment	(20,848)	(9,565)	(12,499)
Proceeds from sales of property and equipment	34	5	10
Purchase of software and other intangibles	(21,399)	(10,211)	(15,116)
Proceeds from sales of software and other intangibles	346	—	3
Payments for asset retirement obligations	(31)	(64)	—
Purchase of investment securities	(29,285)	(31)	(3,436)
Proceeds from sales and redemption of investment securities	5,351	6,558	8,447
Proceeds from sales of investments in subsidiaries resulting in change in scope of consolidation	—	—	665
Purchase of investments in affiliates	—	(15)	(299)
Proceeds from sales of investments in affiliates (Note 16)	16,326	—	—
Other	27	30	41

Net cash used in investing activities	¥(47,732)	¥(27,724)	¥(16,175)

Nomura Research Institute, Ltd.

Consolidated Statements of Cash Flows—(Continued)

	Millions of yen
	Year ended 31st March,
	2012	2011	2010
		(Unaudited)	(Unaudited)
Cash flows from financing activities
Increase in short-term loans payable	¥6,922	¥3,500	¥6,500
Decrease in short-term loans payable	(6,922)	(3,500)	(6,500)
Proceeds from long-term loans payable	—	11,783	—
Repayment of long-term loans payable	(2,575)	—	—
Proceeds from issuance of short-term bonds	—	9,997	—
Redemption of short-term bonds	—	(10,000)	—
Repayment of obligation under finance leases	(53)	(69)	(235)
Proceeds from sales of treasury stock	2,337	(0)	0
Purchases of treasury stock	—	—	(1)
Cash dividends paid	(10,148)	(10,121)	(10,113)

Net cash provided by (used in) financing activities	(10,439)	1,590	(10,349)

Effect of exchange rate changes on cash and cash equivalents	63	(335)	11

Net increase (decrease) in cash and cash equivalents	(5,041)	22,309	31,547
Cash and cash equivalents at beginning of year	82,085	59,776	28,229

Cash and cash equivalents at end of year (Note 10)	¥77,044	¥82,085	¥59,776

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

1. Significant Accounting Policies

Description of Business

The NRI Group (Nomura Research Institute, Ltd. (the “Company”) and its 15 consolidated subsidiaries) and its affiliates (2 companies) engage in the following four business services: “consulting services,” comprised of research, management consulting and system consulting; “system development & application sales,” comprised of system development and the sales of package software products; “system management & operation services,” comprised of outsourcing services, multi-user system services, and information services; and “product sales.” Information on the Company’s operations by segment is included in Note 19.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made to present the accompanying consolidated financial statements in a format which is familiar to readers outside Japan.

Basis of Consolidation and Application of Equity Method

The accompanying consolidated financial statements for the years ended 31st March, 2012, 2011 and 2010 include the accounts of the Company and all companies which are controlled directly or indirectly by the Company. All subsidiaries (15, 15 and 14 for the years ended 31st March, 2012, 2011 and 2010, respectively) have been consolidated. The major consolidated subsidiary is Nomura Research Institute (Beijing), Ltd. as of 31st March, 2012.

The Company’s investments in affiliated companies over which it has the ability to exercise significant influence are accounted for by the equity method, and, accordingly, the Company’s share of such affiliates’ income or loss is included in consolidated income. All affiliated companies, Nihon Clearing Services Co., Ltd. and MC NRI Global Solutions Inc., have been accounted for by the equity method for the years ended 31st March, 2012, 2011 and 2010.

Nomura Research Institute India Pvt. Ltd., a newly established subsidiary during the year ended 31st March, 2012, is included in the scope of consolidation. Nomura Research Institute, Ltd. and UBIQLINK, Ltd., which was a wholly-owned subsidiary of the Company, merged in July 2011.

Cash Equivalents

Cash equivalents, as presented in the consolidated statements of cash flows, are defined as low-risk, highly liquid, short-term investments maturing within three months from their respective acquisition dates which are readily convertible into cash.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Investment Securities

The Company holds investment securities in its major shareholder, Nomura Holdings, Inc. The Company’s investment in Nomura Holdings, Inc. is included in “Investments in affiliates.”

The Company and its consolidated subsidiaries determine the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities based on their holding objectives. Available-for-sale securities include marketable securities and non-marketable securities.

Securities held for trading purposes are stated at market value and the cost of securities sold is determined by the moving average method.

Held-to-maturity securities are carried at amortized cost.

Marketable securities classified as available-for-sale securities are stated at market value as of the balance sheet date and the cost of securities sold is determined by the moving average method. Unrealized gain or loss on marketable securities classified as available-for-sale securities is included as a separate component of net assets, net of the applicable taxes.

Non-marketable securities classified as available-for-sale securities are stated at cost and the cost of securities sold is determined by the moving average method.

Inventories

Inventories are stated at cost based on the identified cost method (in cases where profitability has declined, the book value is reduced accordingly).

Depreciation of Property and Equipment (other than leased assets)

Property and equipment is stated at cost. Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the related assets. Buildings (excluding structures attached to the buildings) acquired on or after 1st April, 1998 by the Company and its domestic consolidated subsidiaries are depreciated by the straight-line method over their respective estimated useful lives.

Amortization of Software and Other Intangibles (other than leased assets)

Development costs of computer software to be sold are amortized by the straight-line method over a useful life of three years, based on the estimated volume of sales or the estimated sales revenue with the minimum amortization amount. Software intended for use by the Company for the purpose of rendering customer services is being amortized by the straight-line method over useful lives of up to five years.

Other intangible assets are amortized by the straight-line method over their respective estimated useful lives.

Depreciation and Amortization of Leased Assets

Leased tangible assets under finance leases that do not transfer ownership are mainly depreciated by the declining-balance method over the lease period. Leased intangible assets under finance leases that do not transfer ownership are amortized by the straight-line method over the lease period.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Allowance for Doubtful Accounts

The allowance for doubtful accounts has been provided based on the Company’s and its consolidated subsidiaries’ historical experience with respect to write-offs and an estimate of the amount of specific uncollectible accounts.

Retirement and Severance Benefits for Employees

The allowance for employees’ retirement benefits has been provided on an accrual basis as of the balance sheet date based on an estimate of the projected benefit obligation and the employees’ pension plan assets. The retirement benefit obligation at transition was fully expensed upon transition. Prior service cost is amortized by the straight-line method over the average remaining years of service (15 years) of the participants in the plan. Actuarial gain or loss is amortized in the following year in which the gain or loss is recognized by the straight-line method over a defined period not exceeding the average remaining period of employment (15 years) of the participants in the plan and is recognized as a pension cost.

Revenue Recognition

Revenues arising from made-to-order software and consulting projects are recognized by the percentage-of-completion method. The percent completed is estimated by the ratio of the costs incurred to the estimated total costs.

Research and Development Expenses

Research and development expenses are charged to selling, general and administrative expenses as incurred.

Appropriation of Capital Surplus and Retained Earnings

Under the Corporation Law of Japan, the appropriation of capital surplus and retained earnings with respect to a given period is made by resolution of the shareholders at a general meeting or by resolution of the Board of Directors. Appropriations from capital surplus and retained earnings are reflected in the consolidated financial statements applicable to the period in which such resolutions are approved.

Accounting Change

(Application of the “Accounting Standard for Earnings Per Share”)

Effective for the year ended 31st March, 2012, the “Accounting Standard for Earnings Per Share” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 2) and the “Guidance on Accounting Standard for Earnings Per Share” (ASBJ Guidance No. 4) has been applied. The Company has changed the method by which it calculates diluted earnings per share as follows. For stock options that vest after a specified service period, the Company now includes the portion of the stock options’ fair value attributable to future service when calculating the cash proceeds assumed to be receivable upon exercise of the stock options. Please see Note 11, “Per Share Data” for the impact of this change.

(Application of the “Accounting Standard for Asset Retirement Obligations”)

Effective for the year ended 31st March, 2011, the “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Guidance No. 21) has been applied. As a result of this change, operating profit for the year ended 31st March, 2011 increased by ¥36 million and income before income taxes and minority interests decreased by ¥328 million from the corresponding amounts which would have been recorded under the previous method. The amount of asset retirement obligations with this revision was ¥699 million at 31st March, 2011.

Additional Information

(Application of the “Accounting Standard for Accounting Changes and Error Corrections”)

Effective for the year ended 31st March, 2012, the “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24) and the “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24) has been applied.

Cumulative effect of accounting change and error corrections are reflected on the beginning balances of the year ended 31st March, 2011, but not reflected on the balances as of 31st March, 2010 and income for the year then ended.

(Accounting for Trust-type Employee Stock Ownership Incentive Plan)

The Company introduced a “Trust-type Employee Stock Ownership Incentive Plan” in March 2011. The purpose of this plan is to promote the Company’s perpetual growth by providing incentives to employees for increasing the Company’s corporate value in the mid- to long- term and to enhance benefits and welfare of employees.

This is an incentive plan under which gains from the Company’s share price appreciation are returned to all participants in the Employee Stock Ownership Group (the “ESOP Group”). The “Employee Stock Ownership Trust” (the “ESOP Trust”) was established exclusively for the ESOP Group to carry out this plan. The ESOP Trust acquired a number of the Company’s shares, which the ESOP Group would acquire over a period of five years subsequent to the establishment of the ESOP Trust. Then, the ESOP Trust sells them to the ESOP Group each time the ESOP Group makes an acquisition of the Company’s shares. When the share price appreciates and earnings have accumulated in the ESOP Trust upon its termination, a cash distribution of the funds will be made to each beneficiary in proportion to the respective beneficiary’s contribution. Since the Company guarantees the loans of the ESOP Trust taken out to purchase the Company’s shares, the Company is obligated to pay the remaining liabilities of the ESOP Trust under a guarantee agreement if any obligations remain upon termination of the ESOP Trust.

The Company accounts for the transactions involving the ESOP Trust as its own with the assets, liabilities, expenses and income of the ESOP Trust included in the accompanying consolidated financial statements. Therefore, the Company’s shares owned by the ESOP Trust are treated as treasury stock of the Company, and the loans of the ESOP Trust are treated as the loans of the Company. Also, the Company does not recognize the transfer of treasury stock when the Company sells treasury stock to the ESOP Trust. Each time the ESOP Trust sells treasury stock to the ESOP Group, however, the Company recognizes the transfer of treasury stock. As the amounts equal to the capital gain realized by the ESOP Trust will be distributed to the beneficiaries after the termination of the trust, the amounts are treated as expenses for the corresponding year the gain is incurred.

The ESOP Trust owned 4,865,300 shares of the Company’s at 31st March, 2012.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

2. Financial Instruments

1)	Qualitative information

(a)	Policy for financial instruments

In the course of business operations, the Company raises short-term funds through bank loans and commercial paper, and raises long-term funds through bank loans and issuances of corporate bonds. The Company manages funds by utilizing low-risk financial instruments. The Company’s policy is to only enter into derivative transactions to reduce risks, and not for speculative purposes.

(b)	Details of financial instruments and related risk and risk management system

Although accounts receivable and other receivables, are exposed to customers’ credit risk, the historical loan loss ratio is low and those receivables are usually settled in a short period of time. The Company tries to reduce credit risk by managing due dates and balances of each customer, as well as monitoring and analyzing customers’ credit status. The Company has little exposure of foreign currency exchange risk, since those receivables are mostly in Japanese yen. Investment securities, comprised of shares of companies with which the Company has operational relationships, bonds and bond investment trusts, are exposed to issuers’ credit risk, risks of volatility of market prices, and foreign currency exchange and interest rates. To reduce these risks, the Company monitors market value and the issuers’ financial status periodically. Long-term loans receivable is a construction assistance fund receivable due January 2017. Accounts payable are settled in a short period of time. Redemption of the convertible bonds, issued by the Company for capital expenditures, is March 2014. Long-term loans payable relates to the borrowing by the ESOP Trust to introduce the “Trust-type Employee Stock Ownership Incentive Plan.” Final installment payment is April 2016. Variable interest rates applied to long-term loans payable are exposed to interest rate fluctuation risk. The Company reduces liquidity risk relating to raising funds by developing a cash flow plan to manage all surplus funds in the Group, and by holding various financing methods.

(c)	Supplementary explanation of the fair value of financial instruments

The fair value of financial instruments is based on their quoted market price, and when there is no quoted market price available, fair value is based on management assumption. Since various assumptions and factors are reflected in estimating the fair value, differences in the assumptions and factors may result in different indications of fair value.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

2)	Fair value of financial instruments

The carrying amount of financial instruments on the consolidated balance sheets as of 31st March, 2012 and 2011 and estimated fair value are shown in the following table. The following table does not include non-marketable securities whose fair value is not readily determinable (see Note 2).

	Millions of yen
	31st March, 2012			31st March, 2011
	Carrying amount	Estimated fair value	Difference	Carrying amount	Estimated fair value	Difference
Assets:
Cash and bank deposits	¥8,462	¥8,462	¥—	¥16,758	¥16,758	¥—
Accounts receivable and other receivables	76,192	76,192	—	71,289	71,289	—
Short-term investment securities, investment securities, and investments in affiliates	135,869	135,869	—	109,183	109,183	—
Long-term loans receivable	7,821	8,274	453	7,706	8,107	401

Total	¥228,344	¥228,797	¥453	¥204,936	¥205,337	¥401

Liabilities:
Accounts payable	¥21,811	¥21,811	¥—	¥22,481	¥22,481	¥—
Convertible bonds	49,997	49,297	(700)	49,997	48,797	(1,200)
Long-term loans payable*	9,208	9,208	—	11,783	11,783	—

Total	¥81,016	¥80,316	¥(700)	¥84,261	¥83,061	¥(1,200)

*	Long-term loans payable included the current portion of long-term loans payable totaling ¥2,531 million and ¥2,607 million as of 31st March, 2012 and 2011, respectively.

Note 1:	Methods to determine the estimated fair value of financial instruments.

Assets

a.	Cash and bank deposits, accounts receivable and other receivables

Their carrying amount approximates the fair value due to the short maturity of these instruments.

b.	Short-term investment securities, investment securities and investments in affiliates

The fair value of stocks is based on quoted market prices. The fair value of bonds is based on either quoted market prices or prices provided by the financial institution making markets in these securities.

c.	Long-term loans receivable

Long-term loans receivable consists of deposits and guarantee money. The fair value of long-term receivables is based on the present value of the total future cash flows, which are the principal and the interest, discounted by risk free rate relating to the time remaining until maturity.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Liabilities

a.	Accounts payable

Their carrying amount approximates the fair value due to the short maturity of these instruments.

b.	Convertible bonds

The fair value of convertible bonds is based on the quoted market price.

c.	Long-term loans payable

The fair value of long-term loans payable, to which variable rates are applied, approximates the carrying amount because the variable rates reflect market interest rates over a short term.

Note 2:	Non-marketable securities whose fair value is not readily determinable are as follows.

	Millions of yen
	31st March, 2012	31st March, 2011
Unlisted companies’ shares	¥7,623	¥15,328
Investments in partnerships	113	380

*1.	Unlisted companies’ shares are not measured at fair value because they have no market prices on exchanges, and their fair value is not readily determinable. Unlisted companies’ shares included investments in affiliates accounted for under the equity method totaling ¥887 million and ¥830 million as of 31st March, 2012 and 2011, respectively.
*2.	For investments in partnerships, when all or a part of the asset of partnership consist of non-marketable securities whose fair value is not readily determinable, such components are not measured at fair value.

Note 3:	Redemption schedule for cash and bank deposits, receivables and marketable securities with maturities at 31st March, 2012 and 2011

	Millions of yen
	31st March, 2012			31st March, 2011
	Due within one year	Due after one year through five years	Due after five years through ten years	Due within one year	Due after one year through five years	Due after five years through ten years
Cash and bank deposits	¥8,462	¥—	¥—	¥16,758	¥—	¥—
Accounts receivable	56,486	—	—	54,691	—	—
Investment securities:
Available-for-sale securities with maturities:
Government bonds	—	25,000	1	—	—	1
Corporate bonds	18,300	—	—	18,010	3,000	—
Other	100	—	—	500	—	—
Long-term loans receivable	—	8,400	—	—	—	8,400

	¥83,348	¥33,400	¥1	¥89,959	¥3,000	¥8,401

*	Other receivables are not included in the above table as there is no applicable redemption schedule.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Note 4:	Repayment schedule for convertible bonds and long-term loans payable at 31st March, 2012 and 2011

	Millions of yen
	31st March, 2012
	Due within one year	Due after one year through two years	Due after two years through three years	Due after three years through four years	Due after four years through five years
Convertible bonds	¥—	¥49,997	¥—	¥—	¥—
Long-term loans payable*	2,531	2,487	2,442	1,748	—

	¥2,531	¥52,484	¥2,442	¥1,748	¥—

	Millions of yen
	31st March, 2011
	Due within one year	Due after one year through two years	Due after two years through three years	Due after three years through four years	Due after four years through five years
Convertible bonds	¥—	¥—	¥49,997	¥—	¥—
Long-term loans payable*	2,607	2,556	2,505	2,452	1,663

	¥2,607	¥2,556	¥52,502	¥2,452	¥1,663

*	Long-term loans payable represents loans by the ESOP Trust upon introduction of the “Trust-type Employee Stock Ownership Incentive Plan.” Under the loan contracts, the timing of the installment payments is determined, but the amount of each installment payment is not specified. Therefore, the repayment schedule was calculated at an estimated amount by reference to the acquisition price of the Company’s shares that the ESOP Group was expected to purchase from the ESOP Trust.

3. Investments

The Company did not hold any held-to-maturity securities with determinable market value at 31st March, 2012 and 2011.

The following is a summary of the information concerning available-for-sale securities included in short-term investment securities, investment securities and investments in affiliates at 31st March, 2012 and 2011:

Securities Classified as Available-for-Sale Securities

	Millions of yen
	31st March, 2012			31st March, 2011
	Acquisition cost	Carrying amount	Unrealized gain (loss)	Acquisition cost	Carrying amount	Unrealized gain (loss)
Equity securities	¥17,558	¥29,465	¥11,907	¥25,543	¥36,020	¥10,477
Bonds:
Government bonds	25,440	25,456	16	1	1	—
Corporate bonds	18,329	18,296	(33)	21,079	21,050	(29)

	43,769	43,752	(17)	21,080	21,051	(29)
Other	69,559	69,501	(58)	66,928	66,990	62

Total	¥130,886	¥142,718	¥11,832	¥113,551	¥124,061	¥10,510

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Non-marketable securities whose fair value is not readily determinable were included in the above table. Impairment loss on available-for-sale marketable securities as a result of a permanent decline in value amounted to ¥237 million for the year ended 31st March, 2012. For the year ended 31st March, 2011, impairment loss was ¥46 million, consisting of ¥37 million on marketable securities and ¥9 million on non-marketable securities whose fair values are not readily determinable. The Company has established a policy for the recognition of impairment losses under the following conditions:

i)	For marketable securities whose fair value has declined by 30% or more, the Company recognizes impairment loss except in cases where the decline in fair value is expected to be recoverable.

ii)	For non-marketable securities whose fair value is not readily determinable, of which net asset value has declined by 50% or more, the Company recognizes impairment loss except in cases where the decline in fair value is expected to be recoverable.

Proceeds from sales of available-for-sale securities during the years ended 31st March, 2012, 2011 and 2010 were as follows:

	Millions of yen
	31st March,
	2012	2011	2010
Proceeds (Note 16)	¥16,546	¥226	¥2,335
Gross gain	8,714	168	195
Gross loss	(22)	—	—

Non-marketable securities whose fair value is not readily determinable were included in the above table.

4. Accounts Receivable and Other Receivables

For projects that have not been completed as of the balance sheet date, the percentage-of-completion method is applied and the estimated revenue to be earned from each project has been included in accounts receivable and other receivables in the amounts of ¥19,706 million and ¥16,597 million at 31st March, 2012 and 2011, respectively.

5. Property and Equipment

Property and equipment at 31st March, 2012 and 2011 is summarized as follows:

	Years	Millions of yen
	Useful Life	31st March,
		2012	2011
Land		¥13,600	¥12,323
Buildings	15 – 50	70,842	68,519
Machinery and equipment	3 – 15	56,907	53,145
Leased assets		320	599
Construction in progress		7,789	—
Accumulated depreciation		(81,889)	(76,135)

Property and equipment, net		¥67,569	¥58,451

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

6. Other Assets

Other assets at 31st March, 2012 and 2011 consisted of the following:

	Millions of yen
	31st March,
	2012	2011
Lease deposits	¥10,720	¥10,687
Other	3,304	3,087

Other assets	¥14,024	¥13,774

“Other” includes golf club memberships.

7. Retirement and Severance Benefits

The Company has a defined benefit pension plan, a lump-sum payment plan and a defined contribution pension plan. In addition to the plans, an extra retirement payment may be provided. The Company also has an employee retirement benefit trust. Certain consolidated subsidiaries have defined benefit lump-sum payment plans and defined contribution pension plans.

The following table sets forth the funded and accrued status of the retirement and severance benefit plans and the amounts recognized in the accompanying consolidated balance sheets at 31st March, 2012 and 2011 for the Company’s and its consolidated subsidiaries’ defined benefit plans:

	Millions of yen
	31st March,
	2012	2011
Retirement benefit obligation	¥(73,273)	¥(66,032)
Plan assets at fair value	49,989	42,808

Unfunded retirement benefit obligation	(23,284)	(23,224)
Unrecognized actuarial gain	8,175	4,871
Unrecognized prior service cost	(2,142)	(2,336)

Unfunded retirement benefit obligation recognized on the balance sheets	¥(17,251)	¥(20,689)

Plan assets at fair value include those of the employee retirement benefit trust of ¥6,371 million and ¥6,409 million at 31st March, 2012 and 2011, respectively.

Prior service liability is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees (mainly 15 years).

Actuarial gain or loss is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees from the next fiscal year after the incurrence.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

The components of retirement benefit expenses for the years ended 31st March, 2012, 2011 and 2010 are outlined as follows:

	Millions of yen
	31st March,
	2012	2011	2010
Service cost	¥4,070	¥3,928	¥3,558
Interest cost	1,332	1,245	1,174
Expected return on plan assets	(546)	(438)	(331)
Recognized actuarial loss	196	102	312
Recognized prior service liability	(195)	(195)	(195)

Subtotal	4,857	4,642	4,518
Other	1,728	1,617	1,507

Total	¥6,585	¥6,259	¥6,025

Contributions to the defined contribution pension plan are included in “Other” in the above table.

The assumptions used in accounting for the above plans are summarized as follows:

	31st March,
	2012	2011	2010
Discount rates at the end of the year	1.8%	2.1%	2.1%
Expected rate of return on plan assets	1.5	1.5	1.5

8. Income Taxes

The significant components of deferred income tax assets and liabilities at 31st March, 2012 and 2011 were as follows:

	Millions of yen
	31st March,
	2012	2011
Deferred income tax assets:
Employees’ retirement benefits	¥8,355	¥11,210
Depreciation	10,417	11,486
Accrued bonuses	4,968	4,933
Other	3,246	3,106

	26,986	30,735
Deferred income tax liabilities:
Valuation difference on available-for-sale securities	(3,866)	(4,253)
Special tax-purpose reserve	(257)	(245)
Undistributed earnings of foreign subsidiaries	(19)	(22)
Other	(27)	(1)

	(4,169)	(4,521)

Deferred income tax assets, net	¥22,817	¥26,214

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Income taxes applicable to the Company and its consolidated subsidiaries consisted of corporation, inhabitants’ and enterprise taxes which, in the aggregate, resulted in a statutory tax rate of approximately 40.6% for the years ended 31st March, 2012, 2011 and 2010.

Reconciliations of the differences between the statutory income tax rates and the effective income tax rates after deferred tax effect in the consolidated statements of income for the years ended 31st March, 2012, 2011 and 2010 have been omitted because the differences were immaterial in the consolidated statements of income.

On 2nd December, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No.114 of 2011) and the “Special measures act to secure the financial resources required to implement policy on restoration after the Great East Japan Earthquake” (Act No.117 of 2011) were promulgated. In response to these revisions of domestic Japanese tax laws, the applicable statutory tax rate to calculate deferred income tax assets and liabilities expected to be settled or realized in the period from 1st April, 2012 to 31st March, 2015 has been reduced from 40.6% to 38.0%, and subsequent to 31st March, 2015 it has been reduced to 35.6%.

As a result of these changes, net deferred income tax assets decreased by ¥1,773 million as of 31st March, 2012. For the year ended 31st March, 2012, income tax expense and valuation difference on available-for-sale securities increased by ¥2,318 million and ¥545 million, respectively.

9. Net Assets

The Corporation Law of Japan provides that earnings in an amount equal to at least 10% of dividends of capital surplus and retained earnings shall be appropriated to the legal reserve until the aggregate amount of the legal reserve and additional paid-in capital equals 25% of the stated capital. The legal reserve and the additional paid-in capital account are available for appropriation by resolution of the shareholders. In accordance with the Corporation Law, the Company provides a legal reserve which is included in retained earnings. This reserve amounted to ¥570 million and ¥570 million at 31st March, 2012 and 2011, respectively.

Shares Issued and Treasury Stock

The total number and periodic changes in the number of shares issued and treasury stock for the year ended 31st March, 2012 are summarized as follows:

	31st March, 2012
	Shares issued	Treasury stock
Number of shares at 31st March, 2011	225,000,000	30,277,343
Increase in number of shares	—	50
Decrease in number of shares	—	1,442,700

Number of shares at 31st March, 2012	225,000,000	28,834,693

*1	The number of shares of treasury stock increased by 50 due to the purchases of odd-lot shares. The number of shares of treasury stock decreased by 1,336,200 due to the transfer of treasury stock from the ESOP Trust to the ESOP Group and decreased by 106,500 due to the exercise of stock options.
*2	Treasury stock included 4,865,300 shares of the Company owned by the ESOP Trust as of 31st March, 2012.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Share subscription rights recorded in the accompanying consolidated balance sheets at 31st March, 2012 relate to the Company’s stock option plans described in Note 18.

Dividends

The following appropriations of cash dividends to shareholders of common stock were approved at meetings of the Board of Directors held on 18th May, 2011 and 28th October, 2011 and were paid to shareholders based on the record as of 31st March, 2011 and 30th September, 2011, respectively, during the year ended 31st March, 2012:

Millions of yen
Cash dividends approved on 18th May, 2011* (¥26.00 per share)	¥5,063
Cash dividends approved on 28th October, 2011** (¥26.00 per share)	5,082

*	Dividends of ¥161 million paid to the ESOP Trust are not included in the total dividends amount.
**	Dividends of ¥144 million paid to the ESOP Trust are not included in the total dividends amount.

The following appropriation of cash dividends, which has not been reflected in the accompanying consolidated financial statements for the year ended 31st March, 2012, was approved at a meeting of the Board of Directors held on 17th May, 2012 and went into effect on 4th June, 2012:

Millions of yen
Cash dividends approved on 17th May, 2012* (¥26.00 per share)	¥5,100

*	Dividends of ¥126 million paid to the ESOP Trust are not included in the total dividends amount.

10. Cash and Cash Equivalents

A reconciliation between cash and bank deposits in the accompanying consolidated balance sheets and cash and cash equivalents in the accompanying consolidated statements of cash flows at 31st March, 2012 and 2011 is as follows:

	Millions of yen
	31st March,
	2012	2011
Cash and bank deposits	¥8,462	¥16,758
Short-term investment securities	81,079	79,661
Time deposits with maturities of more than three months when deposited	(706)	(782)
Bond and other investments maturing in more than three months from the acquisition date	(11,791)	(13,552)

Cash and cash equivalents	¥77,044	¥82,085

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

11. Per Share Data

Earnings per share for the years ended at 31st March, 2012, 2011, and 2010 and net assets per share at 31st March, 2012 and 2011 are summarized as follows:

	Yen
	31st March,
	2012	2011	2010
Earnings per share	¥168.40	¥119.11	¥112.32
Diluted earnings per share	158.69	112.22	105.81

	Yen
	31st March,
	2012	2011
Net assets per share	¥1,309.39	¥1,179.92

The computation of earnings and net assets per share is based on the weighted-average number of shares of common stock outstanding during each year and the number of shares of common stock outstanding at each balance sheet date, respectively.

The computation of earnings per share and diluted earnings per share for the years ended 31st March, 2012, 2011 and 2010 is as follows:

	Millions of yen
	31st March,
	2012	2011	2010
Numerator:
Earnings	¥32,921	¥23,188	¥21,856
Earnings not attributable to common shareholders	(—)	(—)	(—)

Earnings attributable to common shareholders	¥32,921	¥23,188	¥21,856

	Thousands of shares
Denominator:
Weighted-average number of shares of common stock outstanding—basic*[1]	195,492	194,677	194,587
Potentially dilutive shares of common stock—Convertible bonds*[2]	11,839	11,836	11,836
Potentially dilutive shares of common stock—Stock options	119	121	132

Weighted-average number of shares of common stock outstanding—diluted	207,450	206,634	206,555

*1	The Company’s shares owned by the ESOP Trust are included in treasury stock.
*2	The conversion price for the 1st unsecured convertible bonds with stock acquisition rights was adjusted from ¥4,224 to ¥4,222.90 effective from 30th March, 2011.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

The following potentially issuable shares of common stock would have an antidilutive effect and thus have not been included in the diluted earnings per share calculation for the years ended 31st March, 2012, 2011 and 2010:

	Shares
	31st March,
	2012	2011		2010
a) 4th share subscription rights	—	0	*	224,500
b) 6th share subscription rights	340,000	367,500		392,500
c) 8th share subscription rights	367,500	415,000		415,000
d) 10th share subscription rights	417,500	417,500		417,500
e) 12th share subscription rights	440,000	440,000		440,000
f) 14th share subscription rights	445,000	445,000		—
g) 16th share subscription rights	392,500	—		—

*	The exercise period ended 30th June, 2010.

(Accounting Change)

Effective for the year ended 31st March, 2012, the “Accounting Standard for Earnings Per Share” (ASBJ Statement No. 2) and the “Guidance on Accounting Standard for Earnings Per Share” (ASBJ Guidance No. 4) has been applied.

The Company has changed the method by which it calculates diluted earnings per share as follows. For stock options that vest after a specified service period, the Company now includes the portion of the stock options’ fair value attributable to future service when calculating the cash proceeds assumed to be receivable upon exercise of the stock options.

The Company retroactively adopted these accounting standards for the computation of diluted earnings per share for the year ended 31st March, 2011.

Diluted earnings per share for the year ended 31st March, 2011 under the previous method were ¥112.21.

The computation of net assets per share at 31st March, 2012 and 2011 is summarized as follows:

	Millions of yen
	31st March,
	2012	2011
Numerator:
Net assets	¥258,277	¥231,075
Share subscription rights	(1,420)	(1,317)

Net assets attributable to common stock	¥256,857	¥229,758

Thousands of shares
Denominator:
Number of shares of common stock outstanding	196,165	194,723

*	The Company’s shares owned by the ESOP Trust are included in treasury stock which has been deducted from total common stock outstanding.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

12. Leases

1)	As lessee

The Company leases mainly computers and related devices, some of which are classified as finance leases.

Future minimum lease payments for noncancelable operating leases at 31st March, 2012 and 2011 are summarized as follows:

	Millions of yen
	31st March,
	2012	2011
Future minimum lease payments:
Due within one year	¥5,179	¥7,097
Thereafter	14,409	19,216

Total	¥19,588	¥26,313

2)	As lessor

There were no finance lease transactions as lessor for the years ended 31st March, 2012 and 2011.

Future minimum lease payments to be received from operating leases as lessor at 31st March, 2012 and 2011 are summarized as follows:

	Millions of yen
	31st March,
	2012	2011
Future minimum lease payments to be received:
Due within one year	¥202	¥9,013
Thereafter	35	59

Total	¥237	¥9,072

13. Selling, General and Administrative Expenses

The details of selling, general and administrative expenses for the years ended 31st March, 2012, 2011 and 2010 are summarized as follows:

	Millions of yen
	31st March,
	2012	2011	2010
Personnel expenses	¥31,491	¥30,447	¥28,576
Rent	4,716	5,126	4,444
Subcontractor costs	8,401	6,832	7,271
Other	12,278	12,377	12,620

Total	¥56,886	¥54,782	¥52,911

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

14. Research and Development Expenses

Research and development expenses included in selling, general and administrative expenses for the years ended 31st March, 2012, 2011 and 2010 are summarized as follows:

	Millions of yen
	31st March,
	2012	2011	2010
Research and development expenses	¥3,643	¥3,564	¥3,561

15. Consolidated Statements of Income and Comprehensive Income

Reclassification adjustments relating to other comprehensive income for the year ended 31st March, 2012 are summarized as follows:

Millions of yen
31st March, 2012
Valuation difference on available-for-sale securities
Amount arising during the fiscal year	¥9,867
Reclassification adjustments	(8,546)

Valuation difference on available-for-sale securities	1,321

Foreign currency translation adjustment
Amount arising during the fiscal year	94

Foreign currency translation adjustment	94

Share of other comprehensive income of associates accounted for using equity method
Amount arising during the fiscal year	6

Share of other comprehensive income of associates accounted for using equity method	6

Total other comprehensive income before tax effect adjustment	1,421

Tax effect	387

Total other comprehensive income	¥1,808

Tax effects relating to other comprehensive income for the year ended 31st March, 2012 are summarized as follows:

	Millions of yen
	31st March, 2012
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Valuation difference on available-for-sale securities	¥1,321	¥387	¥1,708
Foreign currency translation adjustment	94	—	94
Share of other comprehensive income of associates accounted for using equity method	6	—	6

Total other comprehensive income	¥1,421	¥387	¥1,808

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

16. Related Party Transactions

Related party transactions for the years ended 31st March, 2012, 2011 and 2010 and the respective balances at 31st March, 2012 and 2011 were as follows:

1)	Transactions

		Millions of yen
		31st March,
Related party	Nature of transaction	2012	2011	2010
a) Major shareholder:
Nomura Holdings, Inc.	Sales*[1]	¥51,750	¥41,037	¥49,211
	Exchange of shares*[2]	17,873	—	—
b) Major shareholder’s subsidiaries:
The Nomura Trust & Banking Co., Ltd.	Borrowings*[3]	—	9,283	—
	Repayment of borrowings*[3]	2,028	—	—
	Payments of interest*[3]	53	1	—
Nomura Real Estate Development Co., Ltd.	Rent*[4]	1,637	—	—

2)	Balances

		Millions of yen
		31st March,
Related party	Nature of transaction	2012	2011
a) Major shareholder:
Nomura Holdings, Inc.	Accounts receivable and other receivables*[1]	¥11,738	¥5,149
b) Major shareholder’s subsidiaries:
The Nomura Trust & Banking Co., Ltd.	Long-term loans payable*[3]	7,255	9,283
Nomura Real Estate Development Co., Ltd.	Long-term loans receivable*[4]	7,821	—
	Lease deposits*[4]	1,793	—

*1	The terms and conditions of the agreements were determined in the same way as ordinary transactions with non-related parties through discussions with consideration of costs associated with system development.
*2	The share exchange involved shares of Nomura Land and Building Co., Ltd. owned by the Company and shares of Nomura Holdings, Inc. The Company received 118 shares of Nomura Holdings, Inc. for each Nomura Land and Building Co., Ltd. share in reference to the valuation results provided by third-party appraisers and the results of the calculation after applying the average market share price method.
The amount above was calculated based on the market value as of the effective date.
The Company sold the shares of Nomura Holdings, Inc. that it received in the exchange to a third party, and a gain on the sale of the shares is recognized as “Gain on investments in affiliates” in the accompanying consolidated statements of income and comprehensive income for the year ended March 31, 2012.
*3	The borrowing represents loans by the ESOP Trust upon introduction of the “Trust-type Employee Stock Ownership Incentive Plan.” The term of the borrowing is five years (final repayment is in April 2016), with variable interest rates. The borrowing is being repaid semiannually in installments, and the borrowing rate has been determined based on the Company’s credit risk.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

*4	Long-term loans receivable is a construction assistance fund receivable corresponding to an office lease deposit to be refunded in a lump sum 10 years after the initial guarantee deposit was made (January 2017). The difference between the initial fair value, calculated as the disbursement amount discounted by the market interest rate, and the initial loan amount is recognized as a long-term prepaid expense and is being allocated as rent expense over 10 years (amount is not included in the transaction amount of the rent presented above). The difference between the initial fair value and the reimbursement amount is being allocated as an interest receivable over 10 years.
With regard to the rent, as presented above, the Company pays rent and a lease deposit (guarantee deposit), which were determined by considering market prices of similar properties.

17. Contingent Liabilities

There were no material contingent liabilities at 31st March, 2012 and 2011.

18. Stock Option Plans

The Company issued the following share subscription rights for the purchase of new shares of common stock in accordance with the former Commercial Code of Japan or the Corporation Law of Japan.

For the years ended 31st March, 2012, 2011 and 2010, the Company recognized and allocated share-based compensation cost as follows:

	Millions of yen
	31st March,
	2012	2011	2010
Cost of sales	¥167	¥173	¥243
Selling, general and administrative expenses	184	206	290

Total	¥351	¥379	¥533

For the years ended 31st March, 2012, 2011 and 2010, the Company recognized reversal of share-based compensation as follows:

	Millions of yen
	31st March,
	2012	2011	2010
Reversal of share-based compensation	¥73	¥—	¥—

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

A description of each stock option plan as of 31st March, 2012 is summarized as follows:

	6th stock option plan	8th stock option plan	10th stock option plan
Grantee categories and numbers of grantees	36 directors or managing officers of the Company, and 6 directors of its subsidiaries	37 directors, managing officers or employees of the Company, and 6 directors of its subsidiaries	36 directors or managing officers of the Company, and 6 directors of its subsidiaries

Number of shares reserved	400,000	422,500	417,500

Grant date	11th September, 2006	10th July, 2007	8th July, 2008

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2009	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2010	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2011

Service period	From 1st July, 2006 to 30th June, 2009	From 1st July, 2007 to 30th June, 2010	From 1st July, 2008 to 30th June, 2011

Exercisable period	1st July, 2009 to 30th June, 2013	1st July, 2010 to 30th June, 2014	1st July, 2011 to 30th June, 2015

	12th stock option plan	13th stock option plan	14th stock option plan
Grantee categories and numbers of grantees	39 directors or managing officers of the Company, and 7 directors of its subsidiaries	42 directors, managing officers or employees of the Company, and 7 directors of its subsidiaries	39 directors or managing officers of the Company, and 8 directors of its subsidiaries

Number of shares reserved	440,000	102,000	445,000

Grant date	15th July, 2009	15th July, 2009	18th August, 2010

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2012	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2010	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2013

Service period	From 1st July, 2009 to 30th June, 2012	From 1st July, 2009 to 30th June, 2010	From 1st July, 2010 to 30th June, 2013

Exercisable period	1st July, 2012 to 30th June, 2016	1st July, 2010 to 30th June, 2011	1st July, 2013 to 30th June, 2017

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

	15th stock option plan	16th stock option plan	17th stock option plan
Grantee categories and numbers of grantees	41 directors, managing officers or employees of the Company, and 8 directors of its subsidiaries	37 directors or managing officers of the Company, and 5 directors of its subsidiaries	38 directors, managing officers or employees of the Company, and 5 directors of its subsidiaries

Number of shares reserved	103,000	392,500	90,500

Grant date	18th August, 2010	11th July, 2011	11th July, 2011

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2011	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2014	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2012

Service period	From 1st July, 2010 to 30th June, 2011	From 1st July, 2011 to 30th June, 2014	From 1st July, 2011 to 30th June, 2012

Exercisable period	1st July, 2011 to 30th June, 2012	1st July, 2014 to 30th June, 2018	1st July, 2012 to 30th June, 2013

The following table summarizes options activity under the stock option plans referred to above during the year ended 31st March, 2012:

	6th stock option plan	8th stock option plan	10th stock option plan	12th stock option plan	13th stock option plan	14th stock option plan	15th stock option plan	16th stock option plan	17th stock option plan
Non-vested:
Beginning of the year	—	—	417,500	440,000	—	445,000	103,000	—	—
Granted	—	—	—	—	—	—	—	392,500	90,500
Forfeited	—	—	—	—	—	—	—	—	—
Vested	—	—	(417,500)	—	—	—	(103,000)	—	—
End of the year	—	—	—	440,000	—	445,000	—	392,500	90,500
Vested:
Beginning of the year	367,500	415,000	—	—	25,000	—	—	—	—
Vested	—	—	417,500	—	—	—	103,000	—	—
Exercised	—	—	—	—	(25,000)	—	(81,500)	—	—
Forfeited	(27,500)	(47,500)	—	—	—	—	—	—	—
End of the year	340,000	367,500	417,500	—	—	—	21,500	—	—

*	For the stock options which become unexercisable, the Company has applied the same accounting treatment as to forfeited stock options. The numbers of stock options presented above reflect such accounting treatment.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Price information per option for each stock option plan as of 31st March, 2012 is summarized as follows:

	Yen
	6th stock option plan	8th stock option plan	10th stock option plan	12th stock option plan	13th stock option plan	14th stock option plan	15th stock option plan	16th stock option plan	17th stock option plan
Exercise price	¥3,282	¥3,680	¥2,650	¥2,090	¥1	¥2,010	¥1	¥1,869	¥1
Average price on exercise	—	—	—	—	1,694	—	1,865	—	—
Fair value on grant date	865	1,030	631	539	2,012	284	1,534	460	1,792

The exercise price and fair value on grant date as of 31st March, 2012 reflect the five-for-one stock split on 1st April, 2007.

Fair value as of the grant date for stock options which were issued during the year ended 31st March, 2012 was estimated using the Black-Scholes option pricing model with the following assumptions:

	16th stock option plan	17th stock option plan
Expected volatility*[1]	37.2%	27.8%
Expected remaining period*[2]	5 years	1 year and 6 months
Expected dividend yield*[3]	¥52 per share	¥52 per share
Risk-free interest rate*[4]	0.444%	0.141%

*1	Expected volatility is estimated based on the recent actual stock price in relation to the expected remaining period for each plan.
*2	As it is difficult to estimate the expected remaining period in a reasonable manner, it is determined to be the period from the grant date to the mid-point of the exercisable period.
*3	Expected dividend yield is the expected annual dividend amount for the year ended 31st March, 2012 as of the date of the grant.
*4	Risk-free interest rate represents the interest rate of governmental bonds whose remaining period corresponds to the expected remaining period of stock options.

Because it is difficult to estimate the forfeited number of stock options for future periods, estimation of the vested number is based upon actual forfeitures in prior periods.

19. Segment Information

Segment Information

1)	Outline of reportable segments

The Company’s reportable segments have been determined on the basis that separate financial information for such segments is available and evaluated periodically by the Board of Directors in deciding the allocation of management resources and in assessing the business performances of such segments. The Company consists of divisions basically based on services, customers and markets, and those divisions engage in consulting services; system development and application sales; system management and operation services; and product sales. Therefore, the Company has classified its reportable segments as follows: Consulting, Financial IT Solutions, Industrial IT Solutions and IT Platform Services.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

Consulting

In addition to management consulting, which provides assistance for formulation and execution of management and business strategies, organizational reform etc., system consulting is provided for all aspects of IT management including valuation and diagnosis of IT assets, formulation of IT strategies and support for system operation.

Financial IT Solutions

Customers in the financial sector, who usually belong to the securities, insurance, or banking industries, are provided with services including system consulting, system development and system management and operation. Specifically, in addition to providing system development and outsourcing services to each customer, this segment provides industry-standard business platforms such as “THE STAR,” a total securities back-office system, “I-STAR,” a multi-user system for the wholesale securities sector, “T-STAR,” a multi-user system for asset management firms, “BESTWAY,” a system for over-the-counter sales of investment trusts, and “e-JIBAI,” a multi-user system for automobile liability insurance.

Industrial IT Solutions

The main customers in this segment include not only the distribution, manufacturing and service sectors, but also governments and other public agencies. The services provided include system consulting, system development and system management and operation. Services including information security services and IT platform architecture tools are also provided to customers from a broad range of industry sectors.

IT Platform Services

Services including system operation, management and administration of data centers and IT platform and network architecture related services are provided to mainly the Financial IT Solutions segment and Industrial IT Solutions segment. This segment also conducts research for the development of new business operations and new products related to IT solutions and research related to leading-edge information technologies.

The Company implemented an organizational change on 1st April, 2011. This organizational change is reflected in the presentation of segment information for the year ended 31st March, 2011.

2)	Methods of calculating net sales, profit (loss), assets and other items by reportable segment

The accounting policies for reportable segments are generally the same as described in “Significant Accounting Policies.” Segment profit is based on operating profit. Intersegment sales or transfers are based on current market prices.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

3)	Net sales, profit (loss), assets and other items by reportable segment

	Millions of yen
	Year ended 31st March, 2012
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*[1]	Total	Adjustment*[2]	Consolidated*[3]
Net sales:
Sales to external customers	¥21,686	¥202,628	¥89,343	¥13,365	¥327,022	¥8,519	¥335,541	¥14	¥335,555
Intersegment sales or transfers	122	91	5,320	66,007	71,540	3,283	74,823	(74,823)	—

Total	21,808	202,719	94,663	79,372	398,562	11,802	410,364	(74,809)	335,555

Segment profit	¥3,011	¥21,433	¥6,575	¥9,517	¥40,536	¥728	¥41,264	¥1,889	¥43,153

Segment assets	¥10,505	¥101,371	¥37,005	¥63,522	¥212,403	¥5,894	¥218,297	¥184,487	¥402,784
Other items:
Depreciation and amortization	¥78	¥16,331	¥3,228	¥9,229	¥28,866	¥364	¥29,230	¥1,645	¥30,875
Increase in tangible and intangible fixed assets	94	19,565	5,749	15,068	40,476	342	40,818	347	41,165

*1	Some subsidiaries provide system development and system management and operation services that are not included in the above reportable segments.
*2	Descriptions of adjustments are as follows:
(a)	Individual items included in adjustment of segment profit were immaterial.
(b)	The segment asset adjustment of ¥184,487 million is comprised of corporate assets not allocated to a reportable segment of ¥186,003 million and the eliminations of intersegment receivables of ¥(1,516) million.
(c)	Individual items included in adjustment of depreciation and amortization were immaterial.
(d)	Individual items included in adjustment of increase in tangible and intangible fixed assets were immaterial.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

*3	Segment profit is adjusted to operating profit in the consolidated statements of income and comprehensive income.

	Millions of yen
	Year ended 31st March, 2011
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*[1]	Total	Adjustment*[2]	Consolidated*[3]
Net sales:
Sales to external customers	¥19,725	¥194,939	¥87,975	¥15,365	¥318,004	¥8,320	¥326,324	¥5	¥326,329
Intersegment sales or transfers	53	66	4,784	63,187	68,090	3,096	71,186	(71,186)	—

Total	19,778	195,005	92,759	78,552	386,094	11,416	397,510	(71,181)	326,329

Segment profit	¥1,218	¥18,504	¥6,344	¥9,652	¥35,718	¥292	¥36,010	¥2,417	¥38,427

Segment assets	¥8,867	¥98,207	¥36,288	¥52,666	¥196,028	¥5,642	¥201,670	¥178,363	¥380,033
Other items:
Depreciation and amortization	¥72	¥15,958	¥3,562	¥8,615	¥28,207	¥480	¥28,687	¥1,979	¥30,666
Increase in tangible and intangible fixed assets	81	7,990	3,981	7,404	19,456	307	19,763	993	20,756

*1	Some subsidiaries provide system development and system management and operation services that are not included in the above reportable segments.
*2	Descriptions of adjustments are as follows:
(a)	Individual items included in adjustment of segment profit were immaterial.
(b)	The segment asset adjustment of ¥178,363 million is comprised of corporate assets not allocated to a reportable segment of ¥179,974 million and the eliminations of intersegment receivables of ¥(1,611) million.
(c)	Individual items included in adjustment of depreciation and amortization were immaterial.
(d)	Individual items included in adjustment of increase in tangible and intangible fixed assets were immaterial.
*3	Segment profit is adjusted to operating profit in the consolidated statements of income and comprehensive income.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

*4	Segment information in the above table has been restated to reflect the Company’s organizational change on 1st April, 2011. The previously reported information is as follows:

	Millions of yen
	Year ended 31st March, 2011 (Previously reported)
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*[1]	Total	Adjustment*[2]	Consolidated*[3]
Net sales:
Sales to external customers	¥19,356	¥201,768	¥85,234	¥11,322	¥317,680	¥8,321	¥326,001	¥328	¥326,329
Intersegment sales or transfers	53	66	4,878	56,327	61,324	3,095	64,419	(64,419)	—

Total	19,409	201,834	90,112	67,649	379,004	11,416	390,420	(64,091)	326,329

Segment profit	¥1,218	¥19,429	¥5,770	¥9,231	¥35,648	¥292	¥35,940	¥2,487	¥38,427

Segment assets	¥8,856	¥100,865	¥34,977	¥51,322	¥196,020	¥5,642	¥201,662	¥178,371	¥380,033
Other items:
Depreciation and amortization	¥70	¥16,127	¥3,608	¥8,399	¥28,204	¥480	¥28,684	¥1,982	¥30,666
Increase in tangible and intangible fixed assets	80	8,260	4,051	7,064	19,455	306	19,761	995	20,756

	Millions of yen
	Year ended 31st March, 2010
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*[1]	Total	Adjustment*[2]	Consolidated*[3]
Net sales:
Sales to external customers	¥17,945	¥209,033	¥90,966	¥11,391	¥329,335	¥8,964	¥338,299	¥331	¥338,630
Intersegment sales or transfers	49	158	4,894	57,907	63,008	3,118	66,126	(66,126)	—

Total	17,994	209,191	95,860	69,298	392,343	12,082	404,425	(65,795)	338,630

Segment profit (loss)	¥127	¥19,846	¥8,425	¥8,526	¥36,924	¥(468)	¥36,456	¥3,621	¥40,077

Segment assets	¥8,570	¥105,854	¥36,909	¥51,843	¥203,176	¥6,538	¥209,714	¥153,654	¥363,368
Other items:
Depreciation and amortization	¥79	¥15,937	¥3,272	¥9,467	¥28,755	¥510	¥29,265	¥1,651	¥30,916
Increase in tangible and intangible fixed assets	81	12,242	5,608	7,082	25,013	434	25,447	3,554	29,001

*1	Some subsidiaries provide system development and system management and operation services that are not included in the above reportable segments.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

*2	Descriptions of adjustments are as follows:
(a)	Individual items included in adjustment of segment profit were immaterial.
(b)	The segment asset adjustment of ¥153,654 million is comprised of corporate assets not allocated to a reportable segment of ¥155,170 million and the eliminations of intersegment receivables of ¥(1,516) million.
(c)	Individual items included in adjustment of depreciation and amortization were immaterial.
(d)	Individual items included in adjustment of increase in tangible and intangible fixed assets were immaterial.
*3	Segment profit is adjusted to operating profit in the consolidated statements of income and comprehensive income.

Related information

1)	Information by products and services

Sales to external customers classified by products and services for the years ended 31st March, 2012 and 2011 is summarized as follows:

	31st March, 2012
	Millions of yen	YoY Change
Consulting services	¥36,099	9.5%
System development and application sales	125,557	7.2
System management and operation services	164,084	(1.5)
Product sales	9,815	1.1

Total	¥335,555	2.8%

	31st March, 2011
	Millions of yen	YoY Change
Consulting services	¥32,967	14.1%
System development and application sales	117,076	(7.7)
System management and operation services	166,580	(0.3)
Product sales	9,706	(39.0)

Total	¥326,329	(3.6)%

2)	Information by geographical area

Information by geographical area is omitted, because sales and tangible fixed assets in Japan constituted more than 90% of total sales and tangible fixed assets for the years ended 31st March, 2012 and 2011.

3)	Information by major customer

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2011 (unaudited) and 2010 (unaudited)

	31st March, 2012
	Millions of yen	Percentage of total sales	YoY Change	Related segment
Nomura Holdings, Inc.	¥89,474	26.7%	17.9%	Financial IT solutions

Seven & i Holdings Co., Ltd.	39,998	11.9	0.9	Industrial IT solutions, Financial IT solutions

*	Sales to subsidiaries of major customers and sales to major customers through leasing companies are included in the above table.

	31st March, 2011
	Millions of yen	Percentage of total sales	Change	Related segment
Nomura Holdings, Inc.	¥75,886	23.3%	(12.1)%	Financial IT solutions

Seven & i Holdings Co., Ltd.	39,644	12.1	(2.4)	Industrial IT solutions, Financial IT solutions

*	Sales to subsidiaries of major customers and sales to major customers through leasing companies are included in the above table.

Information about impairment loss on fixed assets for each reportable segment

Years ended 31st March, 2012 and 2011

Not applicable.

Information about amortized amount of goodwill and unamortized balance of goodwill for each reportable segment

Years ended 31st March, 2012 and 2011

Not applicable.

Information about gains on negative goodwill for each reportable segment

Years ended 31st March, 2012 and 2011

Not applicable.

20. Subsequent Events

Not applicable.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ KENICHI WATANABE
	Name:	Kenichi Watanabe
	Title:	Group Chief Executive Officer

Date: June 27, 2012

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)

1.2	Share Handling Regulations of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-165925) filed on April 7, 2010)

1.3	Regulations of the Board of Directors of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.5	Regulations of the Audit Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.6	Regulations of the Compensation Committee (English translation)

2.1

Form of Deposit Agreement among the registrant, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-166346) filed on April 28, 2010)

4.1	Limitation of Liability Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)*[1]

4.2	Limitation of Liability Agreement (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)*[2]

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics of Nomura Group (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*1	The Company and each of Masahiro Sakane, Toshinori Kanemoto, Haruo Tsuji, Tsuguoki Fujinuma and Takao Kusakari entered into a Limitation of Liability Agreement, substantially in the form of this exhibit.
*2	Nomura and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

Nomura has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.