Form 20-F/A
period 2012-03-31
NOMURA HOLDINGS INC
filed 2012-06-28
CIK 1163653

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

We are filing this amendment to our annual report on Form 20-F for the fiscal year ended March 31, 2012, to include as an exhibit to such annual report the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to our audited consolidated financial statements included in such annual report pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T. Due to technical issues, such Interactive Data File was not included as an exhibit to our annual report on Form 20-F as originally filed with the Securities and Exchange Commission on June 27, 2012.

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)

1.2	Share Handling Regulations of the registrant (English translation) (incorporated by reference to the Registration Statement on Form S-8 (File No. 333-165925) filed on April 7, 2010)

1.3	Regulations of the Board of Directors of the registrant (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)

1.4	Regulations of the Nomination Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

1.5	Regulations of the Audit Committee (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2009)

*1.6	Regulations of the Compensation Committee (English translation)

2.1

Form of Deposit Agreement among the registrant, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-166346) filed on April 28, 2010)

4.1	Limitation of Liability Agreement (English translation) (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)*[1]

4.2	Limitation of Liability Agreement (incorporated by reference to the Annual Report on Form 20-F (File No. 001-15270) filed on June 30, 2011)*[2]

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

*11.1	Code of Ethics of Nomura Group (English translation)

*12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

*12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

*13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

*13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

*15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

*15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed on June 27, 2012 as part of the annual report on Form 20-F.
*1	The Company and each of Masahiro Sakane, Toshinori Kanemoto, Haruo Tsuji, Tsuguoki Fujinuma and Takao Kusakari entered into a Limitation of Liability Agreement, substantially in the form of this exhibit.
*2	Nomura and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

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

NOMURA HOLDINGS, INC.

By:	/s/ MINORU HATADA
	Name:	Minoru Hatada
	Title:	Senior Managing Director

Date: June 28, 2012