Form 20-F
period 2013-03-31
NOMURA HOLDINGS INC
filed 2013-06-27
CIK 1163653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Takumi Kitamura, 81-3-5255-1000, 81-3-6746-7850

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

As of March 31, 2013, 3,710,960,252 shares of Common Stock were outstanding, including 22,948,546 shares represented by 22,948,546 American Depositary Shares.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As used in this annual report, references to “Company”, “Nomura”, “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this annual report, references to “NHI” are to Nomura Holdings, Inc.

As used in this annual report, “yen” or “¥” means the lawful currency of Japan, and “dollar” or “$” means the lawful currency of the United States of America (“U.S.”).

As used in this annual report, “ADS” means an American Depositary Share, currently representing one share of the Company’s common stock, and “ADR” means an American Depositary Receipt evidencing one or more ADSs. See “Rights of ADR Holders” under Item 10.B of this annual report.

Amounts shown in this annual report have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table shows selected financial information as of and for the years ended March 31, 2009, 2010, 2011, 2012 and 2013 which is derived from our consolidated financial statements included in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2009	2010	2011	2012	2013
Statement of income data:
Revenue	¥664,511	¥1,356,751	¥1,385,492	¥1,851,760	¥2,079,943
Interest expense	351,884	205,929	254,794	315,901	266,312

Net revenue	312,627	1,150,822	1,130,698	1,535,859	1,813,631
Non-interest expenses	1,092,892	1,045,575	1,037,443	1,450,902	1,575,901

Income (loss) before income taxes	(780,265)	105,247	93,255	84,957	237,730
Income tax expense (benefit)	(70,854)	37,161	61,330	58,903	132,039

Net income (loss)(1)	¥(709,411)	¥68,086	¥31,925	¥26,054	¥105,691
Less: Net income (loss) attributable to noncontrolling interests(1)	(1,219)	288	3,264	14,471	(1,543)

Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders(1)	¥(708,192)	¥67,798	¥28,661	¥11,583	¥107,234

Balance sheet data (period end):
Total assets	¥24,837,848	¥32,230,428	¥36,692,990	¥35,697,312	¥37,942,439
Total NHI shareholders’ equity(1)	1,539,396	2,126,929	2,082,754	2,107,241	2,294,371
Total equity(1)	1,551,546	2,133,014	2,091,636	2,389,137	2,318,983
Common stock	321,765	594,493	594,493	594,493	594,493

Per share data:
Net income (loss) attributable to NHI shareholders—basic	¥(364.69)	¥21.68	¥7.90	¥3.18	¥29.04
Net income (loss) attributable to NHI shareholders—diluted	(366.16)	21.59	7.86	3.14	28.37
Total NHI shareholders’ equity(2)	590.99	579.70	578.40	575.20	618.27
Cash dividends(2)	25.50	8.00	8.00	6.00	8.00
Cash dividends in USD(3)	$0.26	$0.09	$0.10	$0.07	$0.08
Weighted average number of shares outstanding (in thousands)(4)	1,941,907	3,126,790	3,627,799	3,643,481	3,692,796

Return on equity(5):	(40.2)%	3.7%	1.4%	0.6%	4.9%

Notes:

(1)	On April 1, 2009, we adopted new guidance for the accounting and reporting for noncontrolling interests. In the above table, this guidance has been retrospectively applied to the amounts as of and for the years ended March 31, 2009.
(2)	Calculated using the number of shares outstanding at year end.
(3)	Calculated using the yen-dollar exchange rate of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
(4)	The number shown is used to calculate basic earnings per share.
(5)	Calculated as Net income (loss) attributable to NHI shareholders divided by average Total NHI shareholders’ equity.

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

Year ended March 31	High	Low	Average(1)	Year end
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.00	82.76
2012	85.26	75.72	78.86	82.41
2013	96.16	77.41	83.26	94.16

Calendar year 2013	High	Low
January	91.28	86.92
February	93.64	91.38
March	96.16	93.32
April	99.61	92.96
May	103.52	97.28
June (through June 21)	100.15	94.29

(1)	Average rate represents the average of rates available on the last business day of each month during the year.

The noon buying rate for Japanese yen on June 21, 2013 was $1.00 = ¥97.48

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

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

In recent years, market trends and economic conditions have been changing in Japan and around the world. The global financial crisis that originated with the collapse of Lehman Brothers Holding Inc. (“Lehman Brothers”) in 2008 which affected not only the global securities market but also the financial services industry as participants, and it also affected economic activity as a whole, especially in developed countries, including Japan. Also in 2011, financial problems in the U.S. and the worsening of financial issues in the peripheral countries of the Eurozone, including Greece adversely influenced major global financial markets.

The global economy subsequently showed trends of modest recovery from the middle of 2012 due to factors such as monetary easing policies enacted by Japan and other major industrialized countries and efforts by the European Central Bank aimed at maintaining the structure of the Euro. Our business and revenues may be affected by these changes in the Japanese and global economic environments and financial markets. However, it is uncertain whether this trend will continue, and there are continuing signs of market volatility, including fluctuations in foreign exchange rates, interest rates and equity prices in Japan and globally.

In addition, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecast of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on financial markets and economies of each country. For example, economic activity as a whole including financial transactions diminished due to the Great East Japan Earthquake in March 2011 because of the accidents at the nuclear power plants and the resulting power shortages and supply line disruptions. As a result, the Japanese economy and our business were severely affected.

If events like these occur, a market/economic downturns may be extended for long periods of time, which can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market/economic downturn, changes from market volatility or governmental fiscal and monetary policy changes in each country and region where we conduct business and other changes in the business environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

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

Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients. For example, due in part to the slowdown in financing activities resulting primarily from the worsened and prolonged impact of the European sovereign debt crisis in 2011, our Investment Banking net revenue for the year ended March 31, 2012 and 2013 decreased by 15.9% and 15.0% from the previous years respectively.

Our electronic trading business revenues may decline

Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these system allows us to provide an efficient execution platform and on-line content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer spreads from these services, are directly correlated with the number and size of the transactions in which we participate and would therefore decrease if there are financial or market changes that would cause our clients to trade less frequently or in a smaller size. In addition, the use of electronic trading has increased across capital markets products and has put pressure on trading commissions and bid-offer spreads in our industry due to the increased competition of our electronic trading business. Although trade volumes may increase due to the availability of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

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

Our businesses have been and may continue to be affected by changes in market volatility levels. Certain of our trading businesses such as trading and arbitrage opportunities depend on market volatility. Lower volatility may lead to a decrease in business opportunities which may affect the results of these businesses. On the other hand, higher volatility, while it can increase trading volumes and spreads, also increases risk as measured by Value-at-Risk (“VaR”) and may expose us to higher risks in connection with our market-making and proprietary businesses or cause us to reduce outstanding positions or size of these businesses in order to avoid increasing our VaR.

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

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to our lowered creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect on our profitability by changing the business. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2013, absent other changes, we estimate that the aggregate fair value of assets that will be required to post as additional collateral in connection with our derivative contracts would have been approximately ¥31.0 billion and ¥156.7 billion, respectively.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of securities concentrated in specific assets can expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization, acquiring newly-issued convertible bonds through third-party allotment or solution businesses matching with client’s needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as residential and commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market for our business, which may make it difficult to sell, hedge or value such assets which we hold. Also, in case a market fails in pricing such assets, it will be difficult to estimate the value of the assets. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to over-the-counter derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market price of own position is not formed, it could lead to unanticipated losses.

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

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical behavior of market data, the movement of each data in future financial market may not be the same as which was observed in the past. As a result, we may suffer large losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial products developed through financial engineering and innovation may be increased by market risk.

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

We may have to recognize impairment charges with regard to the amount of goodwill, tangible and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions in conformity with U.S. GAAP as a business combination by allocating our acquisition costs to the assets acquired and liabilities assumed and recording the remaining amount as goodwill. We also possess tangible and intangible assets besides those stated above.

We may have to recognize impairment charges, as well as profits and losses along associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and if recorded, they may adversely affect our results of operations and financial condition.

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

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. For example, on March 15, 2012, Moody’s Investors Service downgraded our senior debt rating from Baa2 to Baa3. Although the impact of this downgrade has been limited, future downgrades could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. Further, other factors which are not specific to us may increase our funding costs, such as negative market perception of Japan’s fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the Great East Japan Earthquake in March 2011 and fiscal problems in the U.S. and European countries which became apparent starting the same year, but also more specifically the following types of events that could cause losses on our trading and investment assets:

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

We may be exposed to losses when third parties that are indebted to us do not perform their obligations

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options. We may incur material losses when our counterparties default on their obligations to us due to their filing for bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons.

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

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, certain institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be impacted if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral if sudden declines in market values reduce the value of our collateral.

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

Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us

There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based financial services firms have established or acquired broker-dealers or have consolidated with other financial institutions. Recently, these other securities companies and commercial banks develop their business linkage and have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, alliances regardless of the existing groups are seen. These financial groups will further enhance their synergies between commercial banks and securities companies, and eventually improve their profitability. Our market shares may decrease if these large consolidated firms expand their businesses.

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Under such competitive environment, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to rebuild and expand our operations in these regions and the U.S. After the acquisition, however, the global economy started to slow down, and regulation/supervision has been tightening around the world. In light of this challenging business environment, we endeavor to reallocate our management resources to optimize our global operations and thereby improve our profitability. However, failure to realize the full benefits of these efforts may adversely affect our global businesses, financial condition and results of operations.

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

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions and legal claims concerning our other businesses.

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

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities, through net capital, client protection and market conduct requirements. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

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

In particular, various reforms to financial regulatory frameworks, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”), have been put in place. The exact details of the implementation of these proposals and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. For more information about such regulations, see “Regulation” under Item 4.B. of this annual report.

Changes in regulations applicable to accounting standards, consolidated regulatory capital adequacy rules and liquidity ratios could also have a material adverse effect on our business, financial condition, and results of operations. For example, in March 2012, Japan’s Financial Services Agency (“FSA”) published the “Partial Revision of Public Notice on Consolidated Capital Adequacy of Final Designated Parent Company” in order to respond to the Basel III measures announced by the Basel Committee on Banking Supervision (“Basel Committee”), and beginning on March 31, 2013, the amended Notice has been gradually phased in. The full implementation of such new measures may cause our capital adequacy ratio calculated pursuant to such new measures to decrease below the levels at the end of March 2013 or may require us to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Furthermore, the Financial Stability Board (“FSB”) and the Basel Committee have announced that they will annually update the list of global systemically important banks (“G-SIBs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIBs. Additionally, the G20 Finance Ministers and Central Bank Governors requested the FSB and the Basel Committee to expand the G-SIB framework to domestic systemically important banks (“D-SIBs”), and in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for D-SIBs. The costs and impact on us as described above may further increase if we are identified as a G-SIB or a D-SIB in the future.

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

In July 2012, Japan’s Securities and Exchange Surveillance Commission (“SESC”) issued a recommendation to the Prime Minister of Japan and the Commissioner of the FSA to bring an administrative action against Nomura Securities Co., Ltd. (“NSC”), the Company’s subsidiary, based on the finding that NSC had failed to take necessary and appropriate measures in its business operations to prevent illegal trading with regard to the management of non-public, corporate-related information in connection with public offerings of new shares. In accordance with the SESC’s recommendation, in August 2012, the FSA issued a business improvement order to NSC. In response to the order, NSC has implemented a series of measures designed to address the issues identified and is working across its entire operations to prevent similar incidents from occurring in the future.

Although we have precautions in place to detect and prevent any such misconduct and have recently taken steps to enhance such precautions, the measures we implement may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

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

A failure to identify and address conflicts of interest appropriately could adversely affect our businesses

We are a global financial services firm providing a wide range of products and services to a diverse group of clients, including individuals, corporations, financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Potential conflicts can occur when our services to a particular client or our own interests conflict, or are perceived to conflict, with the interest of another client. Potential conflicts can also occur where non-public information is not appropriately restricted or shared within the firm. While we have extensive internal procedures and controls designed to identify and address conflicts of interest, a failure, or a perceived failure, to identify, disclose and appropriately address conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, potential conflicts could give rise to regulatory scrutiny, enforcement action or litigation.

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

•

the destruction of or damage to our facilities or systems, or other impairment of our ability to conduct business, arising from the impacts of disasters or acts of terrorism which are beyond our anticipation and the scope of our contingency plan,

•	the disruption of our business due to pandemic diseases or illnesses or

•	suspension or malfunction of internal or third party systems, or unauthorized access, misuse, computer viruses and cyber-attacks affecting such systems.

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

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information in compliance with applicable laws, rules and regulations, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses in dealing with any such problems.

The Company is a holding company and depends on payments from subsidiaries

The Company heavily depends on dividends, distributions and other payments from subsidiaries to make payments on the Company’s obligations. Regulatory and other legal restrictions, such as those under the Companies Act of Japan, may limit the Company’s ability to transfer funds freely, either to or from the Company’s subsidiaries. In particular, many of the Company’s subsidiaries, including the Company’s broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to the Company. These laws and regulations may hinder the Company’s ability to access funds needed to make payments on the Company’s obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity businesses in and outside of Japan through certain consolidated subsidiaries. A decline in the fair values of our investment positions, which could arise from deteriorating business performance of investee companies or any deterioration in the market conditions of these sectors, may cause material losses to us. Further, our inability to dispose of our private equity investments at the level and time we may wish could have a material impact on our operating results and financial condition.

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

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

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

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of the Company’s common stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. For the purpose of protecting investors from excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions

The Company’s Articles of Incorporation, as permitted under the Companies Act of Japan (“Companies Act”), provide that 100 shares of the Company’s stock constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other rights relating to voting. Under the unit share system, any holders of shares constituting less than a unit may at anytime request the Company to purchase their shares. Also, holders of shares constituting less than a unit may request the Company to sell them such number of shares that the Company may have as may be necessary to raise such holder’s share ownership to a whole unit. Shares constituting less than a unit are transferable under the Companies Act, but may not be traded on any Japanese stock exchange.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

The rights of shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the company’s accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agent, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay you the dividends and distributions collected from the Company. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine the Company’s accounting books or records or exercise appraisal rights except through the depositary.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

The Companies Act and the Company’s Articles of Incorporation and Regulations of the Board of Directors govern the Company’s corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other jurisdictions, including jurisdictions within the U.S. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

The Company’s shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. The Company’s dividend payout practice is no exception. The Company ultimately determines whether the Company will make any dividend payment to shareholders of record as of a record date and such determination is made only after such record date. For the foregoing reasons, the Company’s shareholders of record as of a record date may not receive the dividends they anticipate. Furthermore, the Company does not announce any dividend forecasts.

It may not be possible for investors to effect service of process within the U.S. upon the Company or the Company’s directors or executive officers, or to enforce against the Company or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S.

The Company is a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of the Company’s directors and executive officers reside in Japan. Many of the Company’s assets and the assets of these persons are located in Japan and elsewhere outside the U.S. It may not be possible, therefore, for U.S. investors to effect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. The Company believes that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of U.S. court judgments, of liabilities predicated solely upon the federal securities laws of the U.S.

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

The address of the Company’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: +81-3-5255-1000.

B. Business Overview.

Overview

We are one of the leading financial services groups in Japan and have worldwide operations. As of March 31, 2013, we operated offices in over 30 countries and regions including Japan, the U.S., the U.K., Singapore and Hong Kong Special Administrative Region (“Hong Kong”) through our subsidiaries.

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

Corporate Goals and Principles

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As “Asia’s global investment bank”, Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to the economic growth and development of society.

To enhance its corporate value, Nomura places significance on earnings per share (“EPS”) and will seek to maintain sustained improvement of the management target.

Our Business Divisions

Retail

In Retail, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of its head office and local branches was

177 as of the end of March 2013. We offer investment consultation services to meet the medium- to long-term needs of our clients. The aggregate market value of our retail client assets increased ¥11.8 trillion to ¥83.8 trillion as of the end of March 2013 from ¥72.0 trillion a year ago. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.

In order to execute our business strategy, we employ various methods to deliver our services to clients. These include face-to-face meetings with our Financial Advisors, either in our branch offices or through client visits, communications through internet-based trading services, or through our call centers.

Asset Management

We conduct our asset management business, which consists of the development and management of investment trusts and investment advisory services, primarily through NAM. NAM is the largest asset management company in Japan in terms of assets under management in investment trusts as of March 31, 2013. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create business opportunities. In order to make these opportunities available, NAM manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through NSC as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank Co., Ltd. Investment trusts are also offered in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

Wholesale

As of March 2013, our Wholesale Division consisted of Global Markets, Investment Banking and certain other non-Retail operations. We formed this division in April 2010 to promote seamless coordination between these underlying businesses and to provide our corporate and institutional clients with timely, high value-added services tailored to their needs.

Global Markets

We formed Global Markets in December 2012, integrating Fixed Income and Equities with the aim of enhancing cooperation between these two businesses, so that the new organization would have the flexibility to respond to recent changes in market environments and facilitate our offering of services and products rooted in client needs.

Fixed Income conducts sales, trading and market-making of fixed income-related products on a global basis. Our fixed income offerings include, among other products, government securities, interest-rate derivatives, investment-grade and high-yield corporate bonds, credit derivatives, G-10 and emerging markets foreign exchange, asset-backed securities and mortgage-related products, in over-the-counter (“OTC”) and listed markets. We also undertake primary dealership business in the Japanese government securities market as well as in the Asian, European and U.S. markets. These product offerings are underpinned by our global structuring function which tailors ideas and trading strategies for our institutional and corporate client base.

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

Financial Advisory & Solutions Services. We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, capital structuring, corporate defense activities, leveraged buyouts and risk solutions. Our involvement in initial public offerings (“IPOs”), reorganizations and other corporate restructurings related to industry consolidation enhances our opportunities to offer clients other advisory and investment banking services. We are one of the leading financial advisors in Asia and EMEA.

Private Equity. We engage in the private equity business, mainly in Japan and Europe. For a further description of our private equity business, see Item 5.A “Private Equity Business” of this annual report.

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

Our Research Activities

We have an extensive network of intellectual capital with key research offices in Tokyo, Hong Kong and other major markets in the Asia-Pacific region, as well as, London and New York. Nomura is recognized as a leading content provider with an integrated global approach to providing capital markets research. Our researchers collaborate closely across regions and disciplines to track changes and spot future trends in politics, economics, foreign exchange, interest rates, equities, credit and quantitative analysis. Our Japan Equity Research team continued to top the Institutional Investor and Nikkei Veritas research polls in 2012. Our Fixed Income Research teams topped the Nikkei Veritas rankings for the third straight year.

Our Information Technology

We believe that information technology is one of the key success factors for our overall business and intend to develop and maintain a solid technology platform to ensure that the firm is able to fulfill the various needs of our clients. Accordingly, we will continue to build a technology platform suitable for each business segment.

For example, for our retail clients, we provide internet-based trading services and current status reports on asset portfolios, investments and transactions and investment information, including our research reports through the internet or mobile phones. In the fiscal year ended March 31, 2013, we have implemented a new platform aiming to improve cost efficiency and increase system stability.

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

Regulation of Other Financial Services. Securities companies are not permitted to conduct banking or other financial services directly, except for those which are registered as money lenders and engaged in money lending business under the Money Lending Business Act or which hold permission to act as bank agents and conduct banking agency activities under the Banking Law. Among the subsidiaries of the Company in Japan, NSC is a securities company that is also registered as a money lender and holds permission to act as a bank agent. Another subsidiary of the Company, The Nomura Trust & Banking holds a banking license and trust business license.

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

Regulatory Changes. A bill to amend the FIEA was submitted to the Diet of Japan on March 9, 2012 and was passed on September 6, 2012. A part of the amendment, based on the declaration reached at the G-20 Pittsburg Summit in September 2009 to enhance transparency of the settlement of over-the-counter (“OTC”) derivative transactions, requires Financial Instruments Business Operators to trade certain OTC derivative contracts through an electronic trading platform and to report such OTC derivative contracts to repositories. The amendment is scheduled to become effective within three years from its promulgation.

On April 16, 2013, another bill to amend the FIEA was submitted to the Diet of Japan and was passed on June 12, 2013. A part of the amendment includes establishing “Orderly Resolution Regime for Financial Institutions” to prevent financial crisis that may spread across financial markets and may seriously impact the real economy. Under the Orderly Resolution Regime, the Financial Crisis Response Council, chaired by the Prime Minister, will take measures such as providing liquidity etc. to ensure the performance of obligations for critical market transactions where it is considered necessary to prevent severe market disruption. Such measures will be funded by the financial industry, except in special cases where the government will provide financial support.

Overseas

Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to, those promulgated and enforced by the Securities and Exchange Commission, the Commodity Futures Trading Commission, the New York Stock Exchange and the Financial Industry Regulatory Authority (a private organization with quasi-governmental authority and a regulator for all securities companies doing business in the U.S.) in the U.S. and by the Prudential Regulation Authority, the Financial Conduct Authority and the London Stock Exchange plc in the U.K. We are also subject to international money laundering and related regulations in various countries. For example, the USA Patriot Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations on, creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.

Regulatory Changes. In response to the financial markets crisis, governments and regulatory authorities in various jurisdictions have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. In July 2010, the U.S. enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which is now the subject of a multi-agency rulemaking process. The rulemakings include, (i) create a tighter regulatory framework for OTC derivatives to promote transparency and impose conduct rules in that marketplace; (ii) establish a process for designating nonbank financial firms as “systemic”, subject to increased (and sometimes new) prudential oversight including early remediation, capital standards and new regulatory fees (“U.S. SIFIs”); (iii) prohibit material conflicts of interest between firms that package and sell asset-backed securities (“ABS”) and firms that invest in ABS; (iv) establish risk retention requirements for ABS; and (v) a number of executive compensation mandates, including rules to curtail incentive compensation that promotes excessive risk taking. The new regulatory framework for OTC derivatives will include mandates for clearing transactions with designated clearing organizations, exchange trading, new capital requirements, bilateral and variation margin for non-cleared derivatives, and internal and external business conduct rules. Some U.S. derivatives rules may be applied extraterritorially and therefore impact some Nomura non-U.S. entities.

Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing nonbank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank U.S. SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) new regulations regarding the role of credit rating agencies, investment advisors and others. The exact details of the Dodd Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards.

On July 19, 2011, the Financial Stability Board published a consultative document to establish a global framework to improve authorities’ capacity to resolve failing systemically important financial institutions (SIFIs) without systemic disruption and exposing taxpayers to the risk of loss. The proposed measures require G-SIFIs to prepare and maintain recovery and resolution plans (“RRPs”) by December 2012. In light of such a global framework, the Financial Services Authority in the U.K. (“U.K. FSA”) published a consultation on August 9, 2011 containing its proposals for RRPs. The consultation covered the requirement for banks and large investment firms in the U.K.—not limited to G-SIFIs—to prepare and maintain RRPs. In a separate discussion paper, the UK FSA explores matters relevant to resolving financial services firms, including the resolution of trading books, enhancing the resolution toolkit and bail-ins. In May 2012, the U.K. FSA published a feedback statement setting out its approach to ensure firms develop appropriate recovery plans and resolution packs. The feedback statement provides firms with clarity regarding what they are expected to do while final rules are being adjusted to take into account developments in the international area.

On October 20, 2011, the European Commission published draft legislation for the Directive on markets in financial instruments repealing Directive 2004/39/EC of the European Parliament and of the Council. The draft legislation has been split into two parts: the Markets in Financial Instruments Directive and the Markets in Financial Instruments Regulation (“MiFIR”). The draft legislation seeks to introduce wide-reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by pushing derivatives onto exchanges.

Additionally on October 20, 2011, the European Commission published draft legislation for the review of the Market Abuse Directive (“MAD II”). The dossier has been split into two parts: the Market Abuse Directive and the Market Abuse Regulation. The draft legislation seeks to strengthen market abuse provisions and introduce measures allowing for effective deterrent of market abuse behaviors.

On April 1, 2013, the Financial Services Act 2012 was formally enacted (after having received Royal Assent on December 19, 2012). The implementation of the Financial Services Act 2012 has resulted in U.K. financial services regulation being split into a “twin peaks” approach. The Prudential Regulation Authority (“PRA”) has been formed as a subsidiary of the Bank of England and will be responsible for the prudential supervision of a number of banks and deposit takers, plus certain large investment firms and insurers. It has a single objective to “promote the safety and soundness of regulated firms.” The Financial Conduct Authority (“FCA”) has been established as a separate entity and will be responsible for the prudential supervision of firms not supervised by the PRA and for market conduct matters for all authorized firms. The FCA will also have a single strategic objective of “making markets work well.” Nomura’s main operating subsidiaries in the UK (Nomura International plc and Nomura Bank International plc) are regulated by both the PRA and FCA.

Regulatory Capital Rules

Japan

The FIEA requires that all Financial Instruments Firms (Category I) (“Financial Instruments Firms I”), a category that includes NSC and Nomura Financial Products & Services, Inc. (“NFPS”), ensure that their capital adequacy ratios do not fall below 120% on a non-consolidated basis. The FIEA also requires Financial Instruments Firms I to file month-end reports regarding their capital adequacy ratios with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, and also to disclose their capital adequacy ratios to the public on a quarterly basis. In addition, if the capital adequacy ratio of a Financial Instruments Firm I falls below 140%, it must file a daily report with the authorities. The FIEA provides for actions which the Prime Minister, through the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, may take if any Financial Instruments Firm I fails to meet the capital adequacy requirement. More specifically, if the capital adequacy ratio of any Financial Instruments Firms I falls below 120%, the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau may order the Financial Instruments Firm I to change its business conduct, to deposit its property in trust, or may issue any other supervisory order that such authorities deem necessary and appropriate to protect the interests of the general public or investors. If the capital adequacy ratio of a Financial Instruments Firm I falls below 100%, the authorities may take further action, including the issuance of orders to temporarily suspend its business and the revocation of its registration as a Financial Instruments Firm I under the FIEA.

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

The FSA reviewed the FIEA and regulations thereunder in line with Basel 2.5 framework and the revised regulations for Basel 2.5 were implemented at the end of December 2011. We are required to calculate the market risks increased significantly are required to be calculated requirement as a result of under the Basel 2.5 rule implementation, which is significantly larger than before.

We closely monitor the capital adequacy ratio of NSC and NFPS on a continuous basis. Since the introduction of the capital adequacy requirement in Japan in 1989, we have at all times been in compliance with these requirements. We believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

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

As discussed above, the FSA amended the FIEA and introduced new rules on consolidated regulation and supervision of securities companies on consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. The FSA also amended the FIEA to include reporting on consolidated regulatory capital for the Final Designated Parent Companies. On the introduction of these rules, NSC was designated as a Special Financial Instruments Firm, following which we have been designated as a Final Designated Parent Company. As such, we are required to calculate consolidated regulatory capital adequacy ratio according to the FSA’s “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Accordingly, since our designation as a Final Designated Parent Company in April 2011, we now calculate our Basel rule-based consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company.

The FSA also amended the FIEA to include reporting on consolidated regulatory capital for the Final Designated Parent Companies, effective April 1, 2011. We are subject to this reporting requirements as well as the capital adequacy requirements described above.

The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III, and we have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher levels of capital and expansion of the scope of credit risk-weighted assets calculation.

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

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. We were not designated as a G-SIB in November 2011 and November 2012. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important banks (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs, as described in “Consolidated Regulatory Requirements” under Item 5.B of this annual report.

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

In Europe, the Nomura Europe Holdings plc group is regulated under consolidated supervision by the Prudential Regulatory Authority in the U.K. Various banking and broker/dealer subsidiaries of the group are regulated on a stand alone basis by their appropriate local regulators.

In addition, certain of our other subsidiaries are subject to various securities and banking regulations, and the capital adequacy requirements established by the regulatory and exchange authorities of the countries in which those subsidiaries operate. We believe that each such subsidiary is, and will in the foreseeable future be, in compliance with these requirements in all material respects.

Management Challenges and Strategies

The management objective of the Nomura Group is to increase its corporate value through trust gained from society and by increasing satisfaction among shareholders, clients and other stakeholders. In order to respond flexibly to various changes in the environment and achieve stable profit growth to increase corporate value, we also emphasize earnings per share (EPS) as a management target and strive to continuously improve the same.

In order to achieve our management objective, we are placing top priority on ensuring that profits are recorded by all business segments in all regions.

Specifically, as part of these efforts, we have steadily implemented measures to reduce costs by a total of 1 billion dollars through “narrowing and deepening” our businesses especially in various overseas locations. In addition, we have also striven to exert the comprehensive strength of our Group and enhance cross-regional and cross-business cooperation by accurately meeting client needs.

Basel III (new capital requirement regulations for financial institutions) has been applied in Japan starting from the end of March of this year, ahead of the U.S. and Europe, and the Company is now subject to these regulations. Regulations for financial institutions are starting to be implemented globally, as evidenced by new rules for derivatives and other financial transactions put in place in various countries.

Furthermore, fundamental institutional revisions known as bank reform are scheduled in the West, and financial transactions tax has been introduced in part of European countries and debates are ongoing about integrating the bank supervision system. These regulatory tightening actions affect the trading markets of equities, bonds and derivative products as well as the conditions of competition among financial institutions. Therefore, the Company will take the necessary measures in carefully responding to these changes.

Challenges and strategies in each division are as follows:

•	Retail Division

The business policy in the Retail Division is focused on client consultation services and investment proposals that are aligned with the life stage of clients to meet the individual needs of each client. We also offer various services at our business offices as well as through Nomura Net & Call, our integrated service via the internet and call centers to accommodate diverse lifestyles of clients.

In order to accurately meet client investment needs, we will provide quality products and services including those based on tax exemption for small investments in listed shares and investment trusts (so-called “Japanese ISA” or “NISA” as its nickname) scheduled to start in 2014.

•	Asset Management Division

In our investment trust business, we will provide individual clients with a diverse range of investment opportunities to meet investors’ various demands. In our investment advisory business, we will provide value-added investment services to our institutional clients on a global basis. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the trust of investors worldwide by making continuous efforts to improve investment performance.

•	Wholesale Division

For the Wholesale Division, cross-business and cross-regional cooperation are increasingly important while at the same time strengthening our expertise in each business area is also required in order to accommodate client needs.

As part of the initiatives taken for each business areas, Global Markets has focused on delivering high value-added products and solutions to our clients by leveraging our sophisticated trading expertise, intellectual capital in research and our global distribution capabilities. In Investment Banking, we will continue our efforts in building a global structure not only to implement cross-border M&A and financing both in domestic and overseas markets but also to provide solution business services associated with the said M&A and financing, while the globalization of the business activities of our clients develops.

In addition, as part of the initiatives aimed at cross-business and cross-regional cooperation, we have identified Asia as a strategic region based on expectations of its medium- to long-term economic growth, and we will further enhance our efforts in that region there. We aim to enhance our presence as a global financial services group by enhancing regional integration between Japan and the rest of Asia and enhancing the coordination of business between Asia and Europe, the Americas and the rest of the world. In implementing the initiatives outlined above, while also helping to strengthen the global financial and capital markets, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize corporate value by enhancing profitability across our businesses in group.

Risk Management, Compliance and Other Matters

Amid the expansion of global business, we must continue to enhance our risk management system and increase its efficiency in order to ensure financial soundness and enhanced corporate value. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. We will continue to focus on improving the management structure to comply with local laws and regulations in the countries that we operate.

In addition, we will continuously review and improve our existing overall compliance system and rules with initiatives towards promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of the financial and capital markets.

In August 2012, Japan’s Financial Services Agency issued a business improvement order to our subsidiary, Nomura Securities Co., Ltd., regarding the management of corporate-related information for public stock offerings.

With regard to this matter, Nomura Securities Co., Ltd. submitted a business improvement report to Japan’s Financial Services Agency on August 8, 2012 and the report was accepted. On June 29, 2012, prior to the issuance of the above mentioned business improvement order, Nomura Securities Co., Ltd. announced improvement measures regarding the method of communication for corporate-related information and systems of information control system. All measures were implemented by the end of December 2012. We will continue to conduct voluntary inspections and investigations and will further reinforce and enhance our internal controls structure to prevent recurrence and to regain the trust.

We will continue to strengthen our internal governance system. Since April 2013 of this year, we have implemented reinforcement measures to ensure the independence of our Internal Audit from execution side, so that the effectiveness of the Internal Audit will be strengthened under the business environment which is rapidly changing and highly developed risk management situations. We will further enhance and reinforce our internal control system to maintain the trust of clients, shareholders and investors.

C. Organizational Structure.

The following table lists the Company and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Financial Partners Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Private Equity Capital Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd.	Japan	100
The Asahi Fire & Marine Insurance Co., Ltd.	Japan	51
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Financial Holding America, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Deutschland) GmbH	Germany	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Investment Banking (Middle East) B.S.C. (c)	Bahrain	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Principal Investment plc	U.K.	100
Nomura Capital Markets plc	U.K.	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Australia Limited	Australia	100
P.T. Nomura Indonesia	Indonesia	96
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2013, our principal head office is located in Tokyo, Japan and occupies 1,025,685 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 125,299 square feet, our Nagoya branch office, which occupies 82,918 square feet, and the head office of NAM in Tokyo, which occupies 157,228 square feet. Nomura sold part of its investments in Nomura Real Estate Holdings Inc. (“NREH”) in March 2013 which is now accounted for by the equity method as of March 31, 2013. As a result, the properties NREH possesses were unconsolidated. See Note 11 Business combinations in our consolidated financial statements included in this annual report.

As of March 31, 2013, our major offices outside Japan are the head offices of Nomura International plc (“NIP”) located in London, which occupies 479,761 square feet, the New York head office of Nomura Securities International, Inc., which occupies 159,835 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 156,841 square feet. We own the buildings and we either own or lease the land for the offices in London. We lease most of our other overseas office space.

As of March 31, 2013, the major office of Nomura Services India Private Limited, our specialized service company in India, occupies 476,271 square feet.

As of March 31, 2013, the aggregate book value of the land and buildings we owned, including capital leases was ¥198 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥53 billion.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2013 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

The Japanese economy recorded two quarters of contraction in the first half of the year ended March 31, 2013. Although public investment, mainly in the form of post-quake reconstruction spending, expanded in Japan, exports weakened amid a depressed global economy triggered by the European debt crisis, and capital investment consequently stagnated. In the second half of the fiscal year, external demand showed signs of picking up amid progress with inventory adjustments in Asia, and with consumer spending also trending firmly, the Japanese economy headed toward recovery. In particular, the inauguration of new Prime Minister Shinzo Abe’s administration in December 2012 fueled expectations for monetary easing action by the Bank of Japan (“BOJ”) that prompted yen depreciation and a rally on equity markets. Economic growth then accelerated in the fourth quarter of the fiscal year, supported chiefly by consumer spending. As a result, Japan’s real gross domestic product (“GDP”) in the fiscal year ended March 31, 2013, expanded for a third consecutive year, by 1.2% year-on-year, following 0.2% growth in the prior fiscal year.

Corporate earnings as a whole headed toward recovery in the fiscal year ended March 31, 2013. Although profits decreased in materials sectors such as chemicals and steel/nonferrous metals owing to the overseas economic downturn in the first half of the fiscal year, they rose markedly in the automotive sector as the impact of the Thai floods disappeared and as subsidies for energy-efficient cars in Japan provided a boost. We estimate that recurring profits at major companies (those in the Russell/Nomura Large Cap Index) increased by 13% year-on-year in the fiscal year ended March 31, 2013, marking a turnaround from the 12% decrease in the prior fiscal year. The nonmanufacturing industry performed solidly on the whole, with the exception of the utilities sector, where losses widened.

The stock market performed sluggishly in the first half of the fiscal year ended March 31, 2013, amid European debt concerns, the depressed global economy, and appreciation of the yen. In the second half, the yen weakened and the stock market advanced following the dissolution of the House of Representatives in November 2012, when Liberal Democratic Party President Shinzo Abe called on the BOJ to take monetary easing action. After the Abe administration came into power in December 2012, expectations began to heighten toward “Abenomics” with its three policy arrows—bold monetary easing, flexible fiscal policy, and private sector-led growth strategies—and these underpinned further stock market gains through the end of the fiscal year. The Tokyo Stock Price Index (the “TOPIX”) advanced 21.1% over the course of the fiscal year, from 854.35 points at the end of March 2012 to 1,034.71 points at the end of March 2013.

The Nikkei Stock Average rose 23.0% over the fiscal year as a whole, from 10,083.56 at the end of March 2012 to 12,397.91 at the end of March 2013.

The yields on newly issued 10-year Japanese government bonds trended downward over the fiscal year as a whole, reflecting a deepening of the European debt crisis, the global economic slowdown, and monetary easing moves accompanying these developments, as well as the bold monetary easing action taken in Japan with the launch of the Abe administration. The yields were a little under 1% as of the end of March 2012 and had fallen to the lower 0.7% level by late July in reaction to the global trend toward monetary easing. Concerns about political turbulence in Europe and expectations for monetary easing under new BOJ leadership emerged from January 2013, and yields had subsequently declined to the mid-0.5% level by the end of March 2013.

On the foreign exchange markets, the U.S. economy had a major influence over the value of the yen against the U.S. dollar in the first half of the fiscal year ended March 31, 2013. Against the euro, the value of the yen was affected by debt problems in Greece, Spain and other European economies. The change in government in Japan and the launch of a bold monetary easing program had a major impact on the yen from November 2012, and the currency weakened considerably against both the U.S. dollar and euro. At the end of March 2012, the yen was trading at the ¥83 level against the U.S. dollar and the ¥110 level against the euro. Initially in the fiscal year ended March 31, 2013, the yen appreciated at a moderate pace against the U.S. dollar, rising to the ¥77 level in June amid concerns about recovery in the U.S. economy prompted by weak employment growth and other data. The yen also strengthened to the ¥94 level against the euro in July as growing fiscal instability in Spain reignited concerns about the European debt crisis. In September, the yen weakened to the ¥103 level against the euro after the European Central Bank (“ECB”) announced the unlimited Outright Monetary Transactions (“OMT”) program. Japan’s House of Representatives was then dissolved in November, paving the way for the new Abe-led LDP administration in December, and with the new government calling on the BOJ to take monetary easing action, the yen depreciated against both the U.S. dollar and euro. As a result, the yen was trading at the ¥94 level versus the U.S. dollar and the ¥120 level versus the euro at the end of March 2013.

Overseas

Among the economies of the leading industrialized nations, recovery in the U.S. was underpinned by quantitative easing policies, while the European economy contracted as a result of a credit crunch owing to the effects of the sovereign debt crisis and the implementation of fiscal austerity measures to address debt problems. The global economy performed weakly in the first half of the fiscal year ended March 31, 2013, as the recession in Europe had repercussions for emerging economies, but in the second half of the fiscal year it rebounded as the leading industrialized nations took additional monetary easing action and made progress addressing the European debt crisis. In international commodity markets, prices fell markedly for a time, including for crude oil, owing to the effects of the European debt crisis, but later regained stability as global financial markets returned to normal.

U.S. real GDP improved slightly with 2.2% year-on-year growth in 2012, having expanded 1.8% in 2011. This growth reflected solid housing investment and consumer spending as both home prices and share prices rose on the back of further monetary easing, including a third round of quantitative easing (“QE3”).

The Federal Reserve Board (the “FRB”) launched QE3 in September 2012 amid delayed improvement in the jobs market and other developments. It further pursued monetary easing in December 2012 by announcing the zero interest rate policy would be maintained until targets for unemployment and inflation were met, and by unveiling a program of additional Treasury purchases. The U.S. stock market declined in the first half of the fiscal year ended March 31, 2013, as the European sovereign debt crisis resurfaced, but rose in the second half owing to a number of factors, including the unlimited OMT program introduced by the ECB, additional monetary easing action by the FRB, the avoidance of the fiscal cliff (that would have resulted in the discontinuation of major tax breaks in the U.S. at the same time as large cuts in expenditure), and expectations for improvement in both the U.S. economy and corporate earnings. The Dow Jones Industrial Average stood at 13,212.04 at the end of March 2012 then fell below 13,000 in May 2012 before rallying to 14,578.54 at the end of March 2013. The yield on 10-year U.S. Treasuries was around 2.2% at the end of March 2012 and fell to around 1.4% in July 2012 amid stock market declines and expectations of ongoing FRB easing, but had climbed to around 1.9% by the end of March 2013.

In Europe, Eurozone real GDP shrank 0.6% year-on-year in 2012 after growth of 1.4% in 2011. The economy entered a recession as a credit crunch took hold due to the effects of the sovereign debt crisis and as governments adopted austerity measures to address their debt problems. Concerns over sovereign risk entered a temporary lull on the introduction of the ECB’s unlimited OMT program and bailout packages for Greece and Spain, but conditions remained severe in the real economy. European stock markets fell on growing market concerns but subsequently rallied, with the result that the benchmark German stock index (“DAX”) advanced by about 12% during the year ended March 31, 2013.

Economic growth slowed across Asia as a whole in 2012, but the picture was mixed, with China’s economic growth decelerating while Southeast Asian economies such as Thailand and the Philippines expanded strongly. Real GDP growth in China in 2012 was 7.8%, versus 9.3% in 2011. The economic slowdown was exacerbated in the first half of 2012 by a decrease in exports to Europe and a slowing in real estate-related investment, but in the second half, the economy bottomed and began to recover with support from monetary easing, measures to stimulate consumption, and infrastructure-related investment. The key challenge for China amid an anticipated tightening in labor supply-demand is whether it can make the transition from investment-led to consumption-led economic growth while at the same time reining in inflation.

Executive Summary

Looking back at the global economy during the fiscal year ended March 31, 2013, there was economic slowdown in emerging nations as well as in the leading industrialized nations through the middle of 2012 mainly due to uncertainty over the outcome of the European sovereign debt crisis. The global economy subsequently showed trends of modest recovery over the end of 2012 due to factors such as monetary easing action by major industrialized countries and structural reform efforts by the ECB aimed at maintaining the value of the Euro. Amid this situation, the trend of shifting of funds into risk assets such as stocks was accelerated on a global basis. Meanwhile, economic activity in Japan was weak until the end of 2012 due to factors such as stagnation in exports, but the change in government was followed by correction of the high yen and a rise in stock prices due to positive expectations regarding fiscal and monetary policy aimed at pulling out of deflation, and the business sentiment improved.

The TOPIX began the fiscal year at 856.05 points. The index remained low during the first half of the current fiscal year, including a fall to 695.51 points in June, a low not seen since December 1983. However, a reversal occurred in November and the index recovered to 1,034.71 points at the end of March, 2013. The US dollar-yen exchange rate saw substantial correction of the high yen, moving from the 77 yen range at the beginning of the current fiscal year to 94 yen range by the end of the March, 2013. With respect to financial regulations, Basel III (new capital requirement regulations for financial institutions) and other widespread reforms aimed at supervision of financial institutions have been implemented in a phased manner in Japan and overseas. We need to continue to follow these changes closely.

Amid this environment and under the basic philosophy of “placing our clients at heart of everything we do,” we strove to accommodate ever-changing needs, diversify our products and services and make proposals with higher added value. The Retail Division promoted investment consultation, while the Asset Management Division worked to increase assets under management on a global basis and enhance investment performance. In the Wholesale Division, we implemented a “narrow and deep” strategy focused on business areas where we can deliver added value to our clients and enhanced cooperation among regions and business units, thereby we have accommodated to the diversified needs of our clients.

Furthermore, following the cost reduction efforts made during the previous fiscal year, we continued to steadily take steps aimed for an additional cost reduction of $1.0 billion during the current fiscal year to ensure stable profits in a continuous manner regardless of fluctuation in the market environment. Also, with the aim of the optimal allocation of management resources, shares of Nomura Real Estate Holdings, Inc. were sold in March of this year to convert it from a consolidated subsidiary of the Company to an affiliate accounted for by the equity method. Meanwhile, we have also made steady investments including those on systems for the purpose of operational streamlining, aiming at reorganizing business platforms. As a result, we earned ¥1,813.6 billion for the fiscal year ended March 31, 2013, a 18% increase from the previous fiscal year. Non-interest expenses increased 9% versus the previous fiscal year to ¥1,575.9 billion, income before income taxes was ¥237.7 billion, and net income attributable to the shareholders of NHI was ¥107.2 billion. Consequently, ROE for the full fiscal year was 4.9%.

In Retail, net revenue for the year ended March 31, 2013 increased by 14% from the previous year to ¥397.9 billion, due primarily to increasing commissions from the distribution of investment trusts and brokerage commissions. Non-interest expenses increased by 4% to ¥297.3 billion. As a result, income before income taxes increased by 59% to ¥100.6 billion. In order to accurately respond to the investment needs of each client, we continue with sales activities focused on providing client consultation services and investment proposals based on the same. As a result of such efforts, our monthly total sales reached a level exceeding ¥1.0 trillion. Furthermore, total retail client assets increased to ¥83.8 trillion from ¥72.0 trillion at the end of the previous fiscal year. The number of client accounts increased by 40,000 to end the fiscal year at 502.5 million accounts, indicating steady growth in the business base.

In Asset Management, net revenue for the year ended March 31, 2013 increased by 5% from the previous year to ¥68.9 billion, primarily due to an increase in assets under management. Non-interest expenses increased by 6% to ¥47.8 billion. As a result, income before income taxes increased by 3% to ¥21.2 billion. In the investment trust business, there was an inflow into funds representing a wide range of investment assets, including Japanese equities and overseas bonds, through products that meet client needs, such as funds aimed at maintaining low and medium risk levels and funds that match the investment environment. In the investment advisory business, there was an increase in mandates from overseas clients, mainly financial institutions in Europe and government agencies in Asia. As a result, assets under management as of March 31, 2013 increased by ¥3.3 trillion to ¥27.9 trillion from the end of the previous fiscal year.

In Wholesale, net revenue for the year ended March 31, 2013 increased by 16% from the previous year to ¥644.9 billion. The environment was continuously challenging in the first half of the fiscal year, characterized by resurgent concerns over economic and financial markets in Europe, and revenue remained low. In the second half of the fiscal year, we posted gains from the sale of an investment to a private equity fund in the third quarter. Also, Japanese market conditions took a favorable turn due to anticipation of economic recovery spurred by the change in government and driven by revenue in Japan in the fourth quarter, net revenue for the fiscal year increased from the previous year. The additional cost reduction of $1.0 billion announced in September 2012 is progressing on schedule and non-interest expenses decreased by 3% to ¥573.2 billion. As a result, income before income taxes totaled ¥71.7 billion.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years indicated.

	Millions of yen, except percentages
	Year ended March 31
	2011	2012	2013
Non-interest revenues:
Commissions	¥405,463	¥347,135	¥359,069
Fees from investment banking	107,005	59,638	62,353
Asset management and portfolio service fees	143,939	144,251	141,029
Net gain on trading	336,503	272,557	367,979
Gain on private equity investments	19,292	25,098	8,053
Gain (loss) on investments in equity securities	(16,677)	4,005	38,686
Other	43,864	563,186	708,767

Total Non-interest revenues	1,039,389	1,415,870	1,685,936
Net interest revenue	91,309	119,989	127,695

Net revenue	1,130,698	1,535,859	1,813,631
Non-interest expenses	1,037,443	1,450,902	1,575,901

Income before income taxes	93,255	84,957	237,730
Income tax expense	61,330	58,903	132,039

Net income	¥31,925	¥26,054	¥105,691
Less: Net income attributable to noncontrolling interests	3,264	14,471	(1,543)

Net income attributable to NHI shareholders	¥28,661	¥11,583	¥107,234

Return on equity	1.4%	0.6%	4.9%

Net revenue increased by 18% from ¥1,535,859 million for the year ended March 31, 2012 to ¥1,813,631 million for the year ended March 31, 2013. Commissions increased by 3%, due primarily to an increase in commissions from the distribution of investment trust certificates. Fees from investment banking increased by 5%, due primarily to an increase in commissions received from equity and equity related products.

Asset management and portfolio service fees decreased by 2%. Net gain on trading increased by 35% to ¥367,979 million for the year ended March 31, 2013, primarily driven by the revenue from Fixed Income trading. Net gain on trading also included total losses of ¥57.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net loss was due primarily to the tightening of Nomura’s credit spreads during the period. Gain on private equity investments decreased by 68% due primarily to the realized gains on equity securities of certain investee companies for the year ended March 31, 2012. Other was ¥708,767 million for the year ended March 31, 2013, including ¥663,466 million of revenue from of Nomura Land and Building Co., Ltd (“NLB”) and its related subsidiaries. This contained ¥336,858 million of revenues from real estate sales generated by Nomura Real Estate Holdings Inc. (“NREH”) which was a subsidiary of NLB. The revenues were recognized when sales have closed, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate and Nomura doesn’t have a substantial continuing involvement in the real estate. Also, ¥50,139 million of revenues were from Nomura’s sale of a portion of its holding shares of NREH in March 2013. This included ¥38,468 million of the unrealized gain from Nomura’s remaining shares. With this sale, Nomura no longer maintains controlling financial interest and NREH has changed from a consolidated subsidiary to an affiliate accounted for by the equity method.

Net revenue increased by 36% from ¥1,130,698 million for the year ended March 31, 2011 to ¥1,535,859 million for the year ended March 31, 2012. Commissions decreased by 14%, due primarily to a decrease in commissions from the distribution of investment trusts, reflecting the turmoil in the global financial markets which was mainly caused by the European sovereign debt crisis. Fees from investment banking decreased by 44%, due primarily to a decrease in transaction volume in equity finance for Japanese companies. Net gain on trading was ¥272,557 million for the year ended March 31, 2012, due primarily to downturn in financial markets mainly caused by the European sovereign debt crisis. Net gain on trading also included total gains of ¥28.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net gain was due primarily to the widening of Nomura’s credit spreads during the period. Gain on private equity investments was ¥25,098 million for the year ended March 31, 2012 due primarily to realized gains on equity securities of certain investee companies. Other was ¥563,186 million for the year ended March 31, 2012, including ¥510,556 million relating to the conversion of NLB into a subsidiary of Nomura Holdings, Inc. Of this amount, ¥24,299 million was recognized at the time of the acquisition and is therefore expected to be non-recurring in nature and the remaining ¥486,257 million relates to operating revenues of NLB which were consolidated into Nomura’s group revenue from acquisition date. This included ¥251,377 million of revenues from real estate sales generated by NREH.

Net interest revenue was ¥91,309 million for the year ended March 31, 2011, ¥119,989 million for the year ended March 31, 2012 and ¥127,695 million for the year ended March 31, 2013. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2013, interest revenue decreased by 10% due mainly to a decrease of dividends and interest income on reverse repo transactions in our Europe region and interest expense decreased by 16% due primarily to a decrease in interest expense on repo transactions and loans. As a result, net interest revenue for the year ended March 31, 2013 increased by ¥7,706 million from the year ended March 31, 2012. For the year ended March 31, 2012, interest revenue increased by 26% due mainly to an increase in securitized product trading in our Americas region and interest expense increased by 24% due primarily to an increase in interest expense on securities lending transactions. As a result, net interest revenue for the year ended March 31, 2012 increased by ¥28,680 million from the year ended March 31, 2011.

In our consolidated statements of income, we include gains and losses on investments in equity securities within revenue. We recognized gains and losses on such investments in the amount of losses of ¥16,677 million for the year ended March 31, 2011, gains of ¥4,005 million for the year ended March 31, 2012 and ¥38,686 million for the year ended March 31, 2013. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses increased by 9% from ¥1,450,902 million for the year ended March 31, 2012 to ¥1,575,901 million for the year ended March 31, 2013. The increase in non-interest expenses was caused by an increase in other expenses by 24% from ¥496,227 million for the year ended March 31, 2012 to ¥616,463 million for the year ended March 31, 2013 due primarily to the impact of consolidating NLB for a full fiscal year. For the year ended March 31, 2013, other expenses include ¥481,641 million related to NLB and its subsidiaries, of which ¥306,570 million represented cost of real estate sales incurred in generating real estate revenues by NREH, a subsidiary of NLB.

Non-interest expenses increased by 40% from ¥1,037,443 million for the year ended March 31, 2011 to ¥1,450,902 million for the year ended March 31, 2012. The increase in non-interest expenses was caused by an increase in other expenses by 296% from ¥125,448 million for the year ended March 31, 2011 to ¥496,227 million for the year ended March 31, 2012, including ¥382,044 million relating to the conversion of NLB into a subsidiary of Nomura Holdings, Inc. This amount relates to operating expense of NLB which were consolidated into Nomura’s group expense from acquisition date. Also, of this amount, ¥226,450 million represented cost of real estate sales incurred in generating real estate revenues by NREH, a subsidiary of NLB.

Income before income taxes was ¥93,255 million for the year ended March 31, 2011, ¥84,957 million for the year ended March 31, 2012 and ¥237,730 million for the year ended March 31, 2013.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. However, as a result of the revisions of domestic tax laws, the domestic statutory tax rates are 38% between April 1, 2012 and March 31, 2015 and 36% thereafter. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2013 was ¥132,039 million, representing an effective tax rate of 55.5%. The significant factors causing the difference between the effective tax rate of 55.5% and the effective statutory tax rate of 38% were non-deductible expenses which increased the effective tax rate by 12.8% and the effect of the tax positions to foreign subsidiaries which increased the effective tax rate by 10.0%. The significant factor reducing the effective tax rate was non-taxable revenue which decreased the effective tax rate by 9.3%.

Income tax expense for the year ended March 31, 2012 was ¥58,903 million, representing an effective tax rate of 69.3%. The significant factors causing the difference between the effective tax rate of 69.3% and the statutory tax rate of 41% were changes in domestic tax laws which increased the effective tax rate by 45.7%, non-deductible expenses which increased the effective tax rate by 23.3% and the effect of the tax positions to foreign subsidiaries which increased the effective tax rate by 14.1%. The significant factors reducing the effective tax rate were non-taxable revenue which decreased the effective tax rate by 29.7% and change in valuation allowance which decreased the effective tax rate by 22.5%.

Income tax expense for the year ended March 31, 2011 was ¥61,330 million, representing an effective tax rate of 65.8%. The significant factors causing the difference between the effective tax rate of 65.8% and the statutory tax rate of 41% were the effect of the tax positions to foreign subsidiaries which increased the effective tax rate by 10.8%, taxable items to be added to financial profit and non-deductible expenses which increased the effective tax rate by 5.3% and 16.6%, respectively. The significant factor reducing the effective tax rate was non-taxable revenue which decreased the effective tax rate by 8.4%.

Net income attributable to NHI shareholders for the year ended March 31, 2011, 2012 and 2013 was ¥28,661 million, ¥11,583 million and ¥107,234 million, respectively. Our return on equity for the year ended March 31, 2011, 2012 and 2013 was 1.4%, 0.6% and 4.9%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on our Retail, Asset Management and Wholesale Divisions and we disclose business segment information in accordance with this structure. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling items outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 23 “Segment and geographic information” in our consolidated financial statements. The reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 23 “Segment and geographic information” in our consolidated financial statements.

Retail

In Retail, we continue sales activities focused on providing client consultation services and investment proposals and receive commissions and fees from our sales activities. Additionally, we receive operational fees from asset management companies in connection with administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2011	2012	2013
Non-interest revenues	¥389,404	¥347,385	¥394,294
Net interest revenue	3,029	2,873	3,631

Net revenue	392,433	350,258	397,925
Non-interest expenses	291,245	287,128	297,297

Income before income taxes	¥101,188	¥63,130	¥100,628

Net revenue for the year ended March 31, 2013 was ¥397,925 million, increasing 14% from ¥350,258 million for the year ended March 31, 2012, due primarily to increasing commissions from the distribution of investment trusts and brokerage commissions.

Net revenue for the year ended March 31, 2012 was ¥350,258 million, decreasing 11% from ¥392,433 million for the year ended March 31, 2011, due primarily to decreasing commissions from the distribution of investment trusts and brokerage commissions.

Non-interest expenses for the year ended March 31, 2013 were ¥297,297 million, increasing 4% from ¥287,128 million for the year ended March 31, 2012 due to primarily to a increase in compensation and benefits and information technology expenses.

Non-interest expenses for the year ended March 31, 2012 were ¥287,128 million, decreasing 1% from ¥291,245 million for the year ended March 31, 2011 due to primarily to a decrease in compensation and benefits.

Income before income taxes was ¥101,188 million for the year ended March 31, 2011, ¥63,130 million for the year ended March 31, 2012, and ¥100,628 million for the year ended March 31, 2013.

The graph below shows the revenue generated by instrument in terms of Retail non-interest revenues for the years ended March 31, 2011, 2012, and 2013.

As shown above, revenue from Equities increased from 15% for the year ended March 31, 2012 to 20% for the year ended March 31, 2013. Revenue from Investment trusts and Asset Management decreased from 57% for the year ended March 31, 2012 to 54% for the year ended March 31, 2013. Revenue from Bonds decreased from 26% for the year ended March 31, 2012 to 24% for the year ended March 31, 2013. Revenue from Insurance was 2% for the year ended March 31, 2013.

Retail Client Assets

The following graph shows amounts and details regarding the composition of retail client assets at March 31, 2011, 2012, and 2013. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

Retail Client Assets

Retail client assets increased from ¥72.0 trillion as of March 31, 2012 to ¥83.8 trillion as of March 31, 2013, primarily due to an increase in the balances of our clients’ equity and equity related products by 9.5 trillion from 37.2 trillion as of March 31, 2012 to 46.7 trillion as of March 13, 2013 and contribution of other products. The balance in our clients’ investment trusts increased by 15% from ¥13.5 trillion as of March 31, 2012 to ¥15.5 trillion as of March 31, 2013, reflecting net cash inflows by clients of ¥1.0 trillion and market appreciation of ¥1.0 trillion.

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

Asset Management

Our Asset Management segment is conducted principally through NAM. We earn portfolio management fees through the development and management of investment trusts, which are distributed by NSC, other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues generally consist of asset management and portfolio service fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2011(1)	2012	2013
Non-interest revenues	¥62,670	¥63,022	¥66,489
Net interest revenue	3,865	2,778	2,448

Net revenue	66,535	65,800	68,937
Non-interest expenses	46,513	45,281	47,768

Income before income taxes	¥20,022	¥20,519	¥21,169

(1)	In April 2011, Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other”. Following with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

Net revenue increased by 5% from ¥65,800 million for the year ended March 31, 2012 to ¥68,937 million for the year ended March 31, 2013, primarily due to an increase in assets under management.

Net revenue decreased by 1% from ¥66,535 million for the year ended March 31, 2011 to ¥65,800 million for the year ended March 31, 2012, due to a decrease in assets under management driven by the impact of weakened market conditions.

Non-interest expenses increased by 5% from ¥45,281 million for the year ended March 31, 2012 to ¥47,768 million for the year ended March 31, 2013, primarily due to one-off expenses related to revaluation of certain of our assets.

Non-interest expenses decreased by 3% from ¥46,513 million for the year ended March 31, 2011 to ¥45,281 million for the year ended March 31, 2012.

Income before income taxes was ¥20,022 million for the year ended March 31, 2011, ¥20,519 million for the year ended March 31, 2012 and ¥21,169 million for the year ended March 31, 2013.

The following table sets forth assets under management of each principal Nomura entity within Asset Management as of the dates indicated.

	Billions of yen
	March 31
	2011	2012	2013
Nomura Asset Management Co., Ltd(1).	¥27,328	¥26,994	¥30,685
Nomura Funds Research and Technologies Co., Ltd(1).	3,020	2,810	2,920
Nomura Corporate Research and Asset Management Inc.	1,841	1,504	1,821
Nomura Private Equity Capital Co., Ltd.	538	579	664

Combined total	¥32,727	¥31,887	¥36,090
Shared across group companies	(8,014)	(7,324)	(8,190)

Total	¥24,713	¥24,563	¥27,900

(1)	Certain prior period balances have been reclassified following the acquisition of Nomura Asset Management Deutschland KAG mbH by Nomura Asset Management Co., Ltd in April 2012 and Nomura Funds Research and Technologies America by Nomura Funds Research and Technologies Co., Ltd in January 2013.

Assets under management were ¥27.9 trillion as of March 31, 2013, a ¥3.2 trillion increase from March 31, 2011 and a ¥3.3 trillion increase from March 31, 2012.

In our investment trust business, there was an inflow into funds representing a wide range of investment assets including Japanese equities and overseas bonds. In our investment advisory business, there was an increase in mandates from overseas clients. As a result, investment trust assets included in assets under management by NAM were ¥17.9 trillion as of March 31, 2013, up ¥2.6 trillion, or 17%, from the previous year due to the impact of the rallied market conditions and inflows, reflecting net cash inflows by clients of ¥1.1 trillion and market appreciation of ¥1.5 trillion. The balance of investment trusts such as Nomura High Dividend Infrastructure Equity Premium (Currency Select Course), Nomura US High Yield Bond Fund (Currency Select Course), Nomura Global REIT Premium (Currency Select Course) and Nomura Japan High Dividend Stock Premium (Currency Select Course) increased. Investment trust assets included in assets under management by NAM were ¥15.3 trillion as of March 31, 2012, down ¥0.7 trillion, or 4%, from the previous year due to the impact of weakened market conditions, reflecting net cash inflows by clients of ¥0.2 trillion and market depreciation of ¥0.9 trillion.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated.

	March 31
	2011	2012	2013
Total of publicly offered investment trusts	22%	22%	22%
Stock investment trusts	17%	17%	18%
Bond investment trusts	43%	44%	43%

Wholesale

The operating results of Wholesale comprise the combined results of our Global Markets and Investment Banking businesses.

We reorganized Global Markets in December 2012, integrating Fixed Income and Equities with the aim of enhancing cooperation between these two businesses, so that the new organization would have the flexibility respond to recent changes in market environments and facilitate our offering of services and products rooted in client needs.

Operating Results of Wholesale

	Millions of yen
	Year ended March 31
	2011(1)	2012(1)	2013
Non-interest revenues	¥532,527	¥428,738	¥491,773
Net interest revenue	93,607	126,311	153,083

Net revenue	626,134	555,049	644,856
Non-interest expenses	622,000	592,701	573,199

Income (loss) before income taxes	¥4,134	¥(37,652)	¥71,657

(1)	In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and Other have been reclassified to conform to the current period presentation.

Net revenue increased by 16% from ¥555,049 million for the year ended March 31, 2012 to ¥644,856 million for the year ended March 31, 2013, primarily driven by the stronger revenue in Fixed Income throughout the year due to robust domestic revenues and the expansion of overseas franchises and the recovery of Equities due to market comeback in the second half of this fiscal year, when equity markets saw increased activity, partially offset by the decline of revenue in Investment Banking.

Net revenue decreased by 11% from ¥626,134 million for the year ended March 31, 2011 to ¥555,049 million for the year ended March 31, 2012, due primarily to the volatile economical and financial market conditions in Europe. Specifically, these conditions contributed to low client activity, which among other factors caused a decrease in revenues in Equities, and lower equity capital markets and M&A activity, which negatively impacted revenues in Investment Banking.

Non-interest expenses decreased by 3% from ¥592,701 million for the year ended March 31, 2012 to ¥573,199 million for the year ended March 31, 2013 primarily due to the additional cost reduction program started in the second quarter for the year ended March 31, 2013 which is progressing on schedule.

Non-interest expenses decreased by 5% from ¥622,000 million for the year ended March 31, 2011 to ¥592,701 million for the year ended March 31, 2012 as a result of the initial cost reduction program started in the third quarter of the year ended March 31, 2012.

Income before income taxes was ¥4,134 million for the year ended March 31, 2011, loss before income taxes was ¥37,652 million for the year ended March 31, 2012 and income before income taxes was ¥71,657 million for the year ended March 31, 2013.

Global Markets

We have a proven track record in sales and trading of bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we are building up our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our clients. These ties enable us to identify the types of products of interest to investors and then to develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world.

	Millions of yen
	Year ended March 31
	2011(1)	2012(1)	2013
Net revenue	¥508,066	¥455,756	¥560,429
Non-interest expenses	493,291	470,360	459,715

Income (loss) before income taxes	¥14,775	¥(14,604)	¥100,714

(1)	Certain prior period amounts have been reclassified to conform to the current period presentation.

Net revenue increased from ¥455,756 million for the year ended March 31, 2012 to ¥560,429 million for the year ended March 31, 2013. In Fixed Income, net revenue increased from ¥274.5 billion for the year ended March 31, 2012 to ¥378.7 billion for the year ended March 31, 2013. In the fluctuating market conditions throughout the year, stable client flow and high research capability drove revenue growth backed by appropriate risk management. As a result, we recorded significant revenue growth across products, especially, Rates and Securitized Products, and across regions. In Equities, net revenue increased from ¥181.2 billion for the year ended March 31, 2012 to ¥181.7 billion for the year ended March 31, 2013. The first half of the fiscal year saw low earnings from client flow due to low sales volume in the markets. In the second half of the fiscal year, equity markets turned up starting from the late in 2012, due in part to the change in government in Japan and the effect of monetary policies by the BOJ, resulting in greatly increased earnings from our equity business in Japan.

Net revenue decreased from ¥508,066 million for the year ended March 31, 2011 to ¥455,756 million for the year ended March 31, 2012. In Fixed Income, net revenue decreased from ¥281.3 billion for the year ended March 31, 2011 to ¥274.5 billion for the year ended March 31, 2012. In Equities, net revenue decreased from ¥226.8 billion for the year ended March 31, 2011 to ¥181.2 billion for the year ended March 31, 2012. We experienced a challenging fiscal year as exchange volumes decreased and client activity remained low for much of the year. Execution services performed in-line with declining market volume, while derivatives was challenged in some products, but showed resilience with innovative products in Japan along with tailored solutions for industrial corporations globally.

Non-interest expenses decreased by 2% from ¥470,360 million for the year ended March 31, 2012 to ¥459,715 million for the year ended March 31, 2013, primarily driven by the additional cost reduction program started in the second quarter for the year ended March 31, 2013.

Non-interest expenses decreased by 5% from ¥493,291 million for the year ended March 31, 2011 to ¥470,360 million for the year ended March 31, 2012, primarily due to cost savings initiated by the cost reduction program which started in the third quarter for the year ended March 31, 2012.

Income before income taxes was ¥14,775 million for the year ended March 31, 2011, loss before income taxes was ¥14,604 million for the year ended March 31, 2012 and ¥100,714 million for the year ended March 31, 2013.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities, to a diverse range of corporations, financial institutions, sovereigns, investment funds and other entities. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe, U.S. and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high-profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Millions of yen
	Year ended March 31
	2011(1)	2012(1)	2013
Investment Banking (Gross)	¥185,011	¥141,678	¥143,001
Allocation to Other divisions	(82,114)	(66,284)	(70,990)

Investment Banking (Net)	102,897	75,394	72,011
Other	15,171	23,899	12,416

Net revenue	118,068	99,293	84,427
Non-interest expenses	128,709	122,341	113,484

Loss before income taxes	¥(10,641)	¥(23,048)	¥(29,057)

(1)	Certain prior period amounts have been reclassified to conform to the current period presentation.

Net revenue decreased from ¥99,293 million for the year ended March 31, 2012 to ¥84,427 million for the year ended March 31, 2013. Investment banking (net) revenue decreased from ¥75,394 million for the year ended March 31, 2012 to ¥72,011 million for the year ended March 31, 2013, year due to globally sluggish equity capital markets and M&A activity, especially in the first half of the fiscal year. Other revenue decreased from ¥23,899 million for the year ended March 31, 2012 to ¥12,416 million for the year ended March 31, 2013, primarily due to realized gains on equity securities of certain investee companies recognized during the year ended March, 2012. For the year ended March 31, 2013, realized gains from investments in Japan were ¥0.4 billion and unrealized losses from investments in Japan were ¥10.7 billion. Realized gains from the Terra Firma

Investments were ¥18.2 billion and unrealized losses from Terra Firma Investments were ¥0.6 billion. Realized gains were primarily due to the gains on sale of Annington. Unrealized losses equated primarily to the additional losses booked against investments in the leisure and utilities sectors.

Net revenue decreased from ¥118,068 million for the year ended March 31, 2011 to ¥99,293 million for the year ended March 31, 2012. Investment banking (net) revenue decreased from ¥102,897 million for the year ended March 31, 2011 to ¥75,394 million for the year ended March 31, 2012, as the business environment proved challenging, especially in equity capital markets and M&A. Other revenue increased from ¥15,171 million for the year ended March 31, 2011 to ¥23,899 million for the year ended March 31, 2012. For the year ended March 31, 2012, realized gains from investments in Japan were ¥33.7 billion and unrealized losses from investments in Japan were ¥12.3 billion. Realized gains from the Terra Firma Investments were ¥0.5 billion and unrealized gains from Terra Firma Investments were ¥4.8 billion. Realized and unrealized gains arose primarily on residential real estate and utilities sectors while unrealized losses are related to investments in the leisure and services sectors. For the year ended March 31, 2011, realized gains from investments in Japan were ¥11.1 billion. Realized losses from the Terra Firma Investments were ¥3.4 billion and unrealized gains from the Terra Firma Investments were ¥14.6 billion. Realized and unrealized gains arose primarily on investments in the residential real estate, leisure and utilities sectors while realized losses are related to the exit of a media business.

Non-interest expenses decreased by 7% from ¥122,341 million for the year ended March 31, 2012 to ¥113,484 million for the year ended March 31, 2013, primarily due to cost savings from the additional cost reduction program started in the third quarter for the year ended March 31, 2013.

Non-interest expenses decreased by 5% from ¥128,709 million for the year ended March 31, 2011 to ¥122,341 million for the year ended March 31, 2012, primarily due to the initial cost reduction program started in the third quarter for the year ended March 31, 2012.

Loss before income taxes was ¥10,641 million for the year ended March 31, 2011, ¥23,048 million for the year ended March 31, 2012 and ¥29,057 million for the year ended March 31, 2013.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 23 “Segment and geographic information” to our consolidated financial statements. In accordance with the realignment in April 2012, certain prior period amounts of wholesale and other have been reclassified to conform with the current year presentation.

Loss before income taxes in other operating results was ¥15,193 million for the year ended March 31, 2011, income before income taxes in other operating result was ¥35,153 million for the year ended March 31, 2012 and ¥6,591 million for the year ended March 31, 2013, respectively.

Other operating results for the year ended March 31, 2013 include losses from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥30.7 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥29.1 billion and gains from changes in counterparty credit spreads of ¥10.0 billion.

Other operating results for the year ended March 31, 2012 include gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥16.7 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥10.4 billion and losses from changes in counterparty credit spreads of ¥16.1 billion.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 23 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, British pounds and Euros. We prepare financial statements of each of our consolidated subsidiaries in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary.

Critical Accounting Policies and Estimates

Use of estimates

In preparing the consolidated financial statements included in this annual report, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in the consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

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

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 3% as of March 31, 2013 as listed below:

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥8,638	¥8,739	¥546	¥—	¥17,923	3%
Derivative assets	728	26,479	368	(25,684)	1,891
Derivative liabilities	830	26,296	395	(25,636)	1,885

See Note 2 “Fair value measurements” in our consolidated financial statements.

Private equity business

All private equity investments made by investment company subsidiaries pursuant to the provisions of ASC 946 “Financial Services—Investment Companies” (“ASC 946”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income.

The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of thirdparty transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital. Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization ratios, Price/Earnings ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted investee, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

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

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2012
	Assets	Liabilities
Listed derivatives	¥304	¥334
OTC derivatives	1,056	974

	¥1,360	¥1,308

	Billions of yen
	March 31, 2013
	Assets	Liabilities
Listed derivatives	¥443	¥559
OTC derivatives	1,448	1,326

	¥1,891	¥1,885

The fair value of OTC derivative assets and liabilities as of March 31, 2013 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2013
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥796	¥1,015	¥1,049	¥860	¥2,854	¥(5,126)	¥1,448
OTC derivative liabilities	916	790	1,056	767	2,611	(4,814)	1,326

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

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

Goodwill

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more-likely-than-not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

In the first step, the current estimated fair value of the reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value.

For the year ended March 31, 2013, we recognized a goodwill impairment loss on goodwill relating to the Wholesale segment of ¥8,293 million within Non-interest expenses—Other in the consolidated statements of income, due to a decline in fair value of a reporting unit in the Wholesale segment caused by the prolonged economic downturn. The fair value was determined based on DCF.

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

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of March 31, 2013.

	Millions of yen
	March 31, 2013
	Japan	Europe	Americas	Asia and Oceania	Total(1)
CMBS(2)	¥6,014	¥15,324	¥63,866	¥571	¥85,775
RMBS(3)	38,077	33,200	309,424	—	380,701
Commercial real estate-backed securities	2,500	—	—	—	2,500
Other securitization products(4)	114,127	8,831	138,204	1,867	263,029

Total	¥160,718	¥57,355	¥511,494	¥2,438	¥732,005

(1)	The balances shown exclude certain CMBS of ¥20,551 million for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposure because the beneficial interests in the vehicles have been sold to third parties.
(2)	We have ¥10,617 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of March 31, 2013.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government-guaranteed collateralized mortgage obligations (“CMO”) of ¥2,343,620 million, because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLO”), collateralized debt obligations (“CDO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of March 31, 2013. Ratings are based on the lowest ratings given by Standard & Poor’s Financial Services LLC, Moody’s Investors Service, Inc., Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2013.

	Millions of yen
	March 31, 2013
	AAA	AA	A	BBB	BB	B	Not rated	Total
Japan	¥—	¥—	¥709	¥—	¥394	¥96	¥4,815	¥6,014
Europe	—	59	4,745	3,681	2,989	2,950	900	15,324
Americas	10,797	8,651	5,338	6,695	12,071	11,430	8,884	63,866
Asia and Oceania	571	—	—	—	—	—	—	571

Total	¥11,368	¥8,710	¥10,792	¥10,376	¥15,454	¥14,476	¥14,599	¥85,775

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2013.

	Millions of yen
	March 31, 2013
	Funded	Unfunded	Total
Europe	¥33,468	¥28,164	¥61,632
Americas	5,166	49,990	55,156
Asia and Oceania	1,482	797	2,279

Total	¥40,116	¥78,951	¥119,067

Special Purpose Entities (“SPEs”)

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

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 8 “Securitizations and Variable Interest Entities” in our consolidated financial statements.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements included in this annual report.

Private Equity Business

We make private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which we consolidates under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements within this annual report.

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

Private equity business in Japan

We have an established private equity business in Japan, which has been operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”). NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore has carried all of its investments at fair value, with changes in fair value recognized through the consolidated statements of income.

Since its inception in 2000, NPF had made investments in 21 entities, however, we exited from the majority of these investments for the year ended March 31, 2012 and as a result, the fair value of its investment portfolio as of March 31, 2012 was ¥789 million. And, we exited from the remaining investments held by NPF during the year ended March 31, 2013, therefore, the fair value of its investment portfolio was ¥nil as of March 31, 2013.

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

Terra Firma Investments

Following a review to determine the optimum structure for our European private equity business, on March 27, 2002, we restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc (“Annington”), which due to contractual restrictions was not transferred to the partnership.

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

In December 2012, we completed the sale of Annington to Terra Firma and as a result, the fair value of the Terra Firma Investments fell from ¥102,649 million as of March 31, 2012 to ¥nil as of March 31, 2013.

Other Terra Firma Funds

We are a 10% investor in a ¥234 billion private equity fund (“TFCP II”) and a 2% investor in a ¥623 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥23,362 million and reduced to ¥4,001 million as a result of adjustments for recyclable distributions. As of March 31, 2013, ¥3,957 million had been drawn down for investments.

For TFCP III, our total commitment was ¥11,793 million and ¥11,094 million had been drawn down for investments as of March 31, 2013.

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

Deferred Tax Assets Information

Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of March 31, 2013 are as follows:

Millions of yen
March 31, 2013
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥10,043
Investments in subsidiaries and affiliates	177,175
Valuation of financial instruments	146,800
Accrued pension and severance costs	17,999
Other accrued expenses and provisions	106,436
Operating losses	341,177
Other	5,228

Gross deferred tax assets	804,858
Less—Valuation allowance	(522,220)

Total deferred tax assets	282,638

Deferred tax liabilities
Investments in subsidiaries and affiliates	88,631
Valuation of financial instruments	53,367
Undistributed earnings of foreign subsidiaries	2,960
Valuation of fixed assets	21,950
Other	4,210

Total deferred tax liabilities	171,118

Net deferred tax assets	¥111,520

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

1.    Centralized Control of Residual Cash.

We centrally control residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across Nomura Group.

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

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivative positions and/or the underlying assets to maintain funding consistency with our unsecured long term debt. The proportion of our non-yen denominated long-term debt slightly increased to 29.7% of total term debt outstanding as of March 31, 2013 from 28.0% as of March 31, 2012.

2.1    Short-Term Unsecured Debt

Our short-term unsecured debt consists primarily of short-term bank borrowings (including long-term bank borrowings maturing within one year), commercial paper, deposits at banking entities, certificates of deposit and bonds and notes maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit held by our banking subsidiaries.

Our total short-term unsecured debt decreased ¥715.8 billion to ¥2,293.3 billion as of March 31, 2013 from ¥3,009.1 billion as of March 31, 2012 mainly due to a ¥629.4 billion decrease in short-term bank borrowings to ¥621.3 billion as of March 31, 2013 from ¥1,250.7 billion as of March 31, 2012. The average outstanding balance of commercial paper was ¥262.0 billion for the period ended in March 31, 2013.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2012 and 2013:

	Billions of yen
	March 31
	2012	2013
Short-term bank borrowings	¥1,250.7	¥621.3
Other loans	99.0	42.4
Commercial paper	315.6	296.7
Deposit at banking entities	589.8	781.4
Certificates of deposit	234.7	214.5
Bonds and notes maturing within one year	519.3	337.0

Total short-term unsecured debt(1)	¥3,009.1	¥2,293.3

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.

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

As a globally competitive financial service group in Japan, we have access to multiple markets worldwide and major funding centers. The Company, NSC, Nomura Europe Finance N.V. (“NEF”) and Nomura Bank International plc (“NBI”) are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as may be necessary, we pursue optimization of our funding structures.

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

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2012 and 2013.

	Billions of yen
	March 31
	2012	2013
Long-term deposit at banking entities	¥80.2	¥76.2
Long-term bank borrowings	2,589.1	2,173.7
Other loans	144.4	133.9
Bonds and notes(1)	3,559.3	4,073.5

Total long-term unsecured debt total	¥6,373.0	¥6,457.3

NHI shareholders’ equity	¥2,107.2	¥2,294.4

(1)	Excludes “long-term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (“VIEs”) under ASC 810, “Consolidation” (“ASC 810”) and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

Our long-term debt increased ¥84.3 billion to ¥6,457.3 billion as of March 31, 2013 from ¥6,373.0 billion as of March 31, 2012, primarily due to ¥514.2 billion increase in bonds and notes to ¥4,073.5 billion as of March 31, 2013 from ¥3,559.3 billion as of March 31, 2012. The increase was partly offset by a ¥415.4 billion decrease in long-term bank borrowings to ¥2,173.7 billion as of March 31, 2013 from ¥2,589.1 billion as of March 31, 2012.

In the fiscal year ended March 31, 2013, Nomura issued ¥539.6 billion of domestic and global senior bonds.

2.3    Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity for plain vanilla debt securities and borrowings with maturities longer than one year was 3.80 years as of March 31, 2013. A major part of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calling notes linked to indices are individually determined. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 7.95 years as of March 31, 2013. The average maturity of our entire long-term debt portfolio, including plain vanilla debt securities and borrowings, was 5.19 years as of March 31, 2013. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

Redemption	schedule is individually estimated by considering the probability of redemption.

2.4    Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. Repo transactions involve the selling of government and government agency securities under agreements with clients to repurchase these securities from clients. Japanese “Gensaki Repo” transactions have no margin requirements or substitution right. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, delivering various types of securities collateral and actively seeking for long-term agreements. For more detail of secured borrowings and repurchase agreements, see Note 6 “Collateralized transactions” in our consolidated financial statements.

3.    Management of Credit Lines to Nomura Group entities

We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. Total unused committed facilities decreased ¥60.3 billion to ¥78.0 billion as of March 31, 2013 from ¥138.3 billion as of March 31, 2012. We have structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

4.    Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor our sufficiency of liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market wide events, including potential credit rating downgrades at our parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow (“MCO”)” framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising additional funds through unsecured financing or the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising additional funds through unsecured funding or the liquidation of assets for one month.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2013, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2013, our liquidity portfolio was ¥5,883.5 billion which generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2012 and 2013 and yearly averages maintained during the fiscal year. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for fiscal year ended March 31, 2012	As of March 31, 2012	Average for fiscal year ended March 31, 2013	As of March 31, 2013
Cash, cash equivalent and time deposits(1)	¥1,156.3	¥1,137.3	¥911.1	¥960.6
Government securities	4,433.1	3,877.4	4,712.3	4,512.3
Others(2)	477.4	413.0	480.3	410.6

Total liquidity portfolio	¥6,066.8	¥5,427.7	¥6,103.7	¥5,883.5

(1)	Cash, cash equivalents, and time deposits include nostro balance and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2012 and 2013 and yearly averages maintained during the fiscal year. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for fiscal year ended March 31, 2012	As of March 31, 2012	Average for fiscal year ended March 31, 2013	As of March 31, 2013
Japanese Yen	¥1,970.5	¥1,531.1	¥1,836.6	¥1,362.2
US Dollar	1,714.6	2,273.3	2,445.6	2,355.1
Euro	1,691.1	813.4	816.1	876.5
British Pound	491.5	487.2	695.9	752.6
Others(1)	199.1	322.7	309.5	537.1

Total liquidity portfolio	¥6,066.8	¥5,427.7	¥6,103.7	¥5,883.5

(1)	Others include other currencies such as the Canadian dollar, the Australian dollar, and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”), Nomura Securities Co. Ltd (“NSC”), our other major broker-dealer subsidiaries and our bank subsidiaries. In determining the amounts and entities which hold this portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 20 “Regulatory requirements” in our consolidated financial statements included in this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2012 and 2013:

	Billions of yen
	March 31
	2012	2013
NHI and NSC(1)	¥1,535.6	¥1,616.9
Major broker-dealer subsidiaries	2,724.7	3,179.0
Bank subsidiaries	921.7	775.3
Other group entities	245.7	312.3

Total liquidity portfolio	¥5,427.7	¥5,883.5

(1)	NSC, a broker dealer located in Japan, holds an account with the BOJ and has a direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

In addition to the liquidity portfolio, we have ¥1,168.4 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2013 was ¥7,051.9 billion which represented 307.5% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31
	2012	2013
Net liquidity value of other unencumbered assets	¥1,289.6	¥1,168.4
Liquidity portfolio	5,427.7	5,883.5

Total	¥6,717.3	¥7,051.9

In the stress test, we assume the cash outflow as shown below and also assume that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

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

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

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

5.    Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including but not exclusively the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities, as was generally the case for a number of years through the fiscal year ended March 31, 2011. For the fiscal year ended March 31, 2012, we recorded net cash inflows from operating activities and investing activities, and for the fiscal year ended March 31, 2013, we recorded net cash inflows from operating activities and net cash outflows from investing activities as discussed in the comparative analysis below.

The following is the summary information on our consolidated cash flows for the years ended March 31, 2012 and 2013:

	Billions of yen
	Year Ended March 31
	2012	2013
Net cash provided by operating activities	¥290.9	¥549.5
Net income	26.1	105.7
Trading assets and private equity investments	971.3	(1,448.5)
Trading liabilities	(1,058.4)	248.0
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	980.2	1,375.9
Securities borrowed, net of securities loaned	(508.8)	863.5
Other, net	(119.4)	(595.2)
Net cash provided by (used in) investing activities	9.9	(160.5)
Net cash used in financing activities	(844.3)	(701.6)
Long-term borrowings, net	(867.6)	(400.2)
Other, net	23.3	(301.5)
Effect of exchange rate changes on cash and cash equivalents	(6.3)	47.2

Net decrease in cash and cash equivalents	(549.8)	(265.4)
Cash and cash equivalents at beginning of the year	1,620.3	1,070.5

Cash and cash equivalents at end of the year	¥1,070.5	¥805.1

See the consolidated statements of cash flows in our consolidated financial statements for more detailed information.

For the year ended March 31, 2013, our cash and cash equivalents decreased by ¥265.4 billion to ¥805.1 billion. Net cash of ¥701.6 billion was used in financing activities due to cash outflows of ¥400.2 billion by net payments of Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥1,200.5 billion from cash inflows due to an increase in Trading liabilities in combination with cash outflows due to an increase in Trading assets and Private equity investments, they were offset by ¥2,239.4 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥549.5 billion was provided by operating activities.

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

Balance Sheet and Financial Leverage

Total assets as of March 31, 2013, were ¥37,942.4 billion, a increase of ¥2,245.1 billion compared with ¥35,697.3 billion as of March 31, 2012, reflecting increases in Securities purchased under agreements to resell and Trading assets. Total liabilities as of March 31, 2013, were ¥35,623.5 billion, a increase of ¥2,315.3 billion compared with ¥33,308.2 billion as of March 31, 2012, reflecting increases in Securities sold under agreements to repurchase and Trading liabilities. NHI shareholders’ equity as of March 31, 2013, was ¥2,294.4 billion, an increase of ¥187.2 billion compared with ¥2,107.2 billion as of March 31, 2012, due to increases in Retained earnings and Accumulated other comprehensive income (loss).

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

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31
	2012	2013
NHI shareholders’ equity	¥2,107.2	¥2,294.4
Total assets(1)	35,697.3	37,942.4
Adjusted assets(2)	21,954.7	23,827.1
Leverage ratio(3)	16.9x	16.5x
Adjusted leverage ratio(4)	10.4x	10.4x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported Leverage and Adjusted leverage ratios as of March 2012. The fair value of securities derecognized under these agreements as of March 2013 was ¥nil.
(2)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2012	2013
Total assets	¥35,697.3	¥37,942.4
Less:
Securities purchased under agreements to resell	7,662.7	8,295.4
Securities borrowed	6,079.9	5,819.9

Adjusted assets	¥21,954.7	¥23,827.1

(3)	Equals total assets divided by NHI shareholders’ equity.
(4)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 6.3% reflecting primarily an increase in Trading assets. Total NHI shareholders’ equity increased by 8.9%. As a result, our leverage ratio fell from 16.9 times as of March 31, 2012 to 16.5 times as of March 31, 2013.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio was 10.4 times as of March 31, 2012 and as of March 31, 2013.

Capital Management

Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We review levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, regulatory requirements, and maintaining our credit ratings necessary to operate businesses globally.

Dividends

Nomura believes that pursuing a sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments are determined by taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the Company’s consolidated financial performance.

Nomura paid a dividend of ¥2.0 per share for the first half and a dividend of ¥6.0 per share for the second half in line with its dividend policy for the fiscal year ended March 31, 2013.

With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2008	¥8.50	¥8.50	¥8.50	¥8.50	¥34.00
2009	8.50	8.50	8.50	—	25.50
2010	—	4.00	—	4.00	8.00
2011	—	4.00	—	4.00	8.00
2012	—	4.00	—	2.00	6.00
2013	—	2.00	—	6.00	8.00

Stock Repurchases

We consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Preferred Stock

Effective June 28, 2011, in order to respond to Basel III capital adequacy requirements, we have amended our Articles of Incorporation to enable the issuance of each class of preferred stock with a provision for redemption upon the occurrence of certain events. (See “Preferred Stock” under Item 10.B. of this annual report for further information.) We have no plans to issue preferred stock as of June 27, 2013. The amendment did not result in any change to the total number of shares authorized to be issued.

Consolidated Regulatory Capital Requirements

As discussed in Item 4.B. of this annual report, the FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

From the end of March 2009, we elected to calculate the consolidated capital adequacy ratio according to the Bank Holding Companies Notice as permitted under the Financial Instruments Business Operators Guidelines, although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerates Guideline.

The Company has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. Note that the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 Basel III, and, we have calculated Basel III-based consolidated capital adequacy ratio from the end of March 2013, Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31 2013, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 11.9%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 11.9% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 13.9% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of March 31, 2013 is 3.5% for common equity Tier 1 capital ratio, 4.5% for Tier 1 capital ratio and 8% for consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2012 and March 31, 2013. Comparative amounts as of March 31, 2012 are calculated based on the Capital Adequacy Notice on Final Designated Parent Company in effect as of that date (and therefore prior to the Basel III amendment).

	Billions of yen, except ratios
	March 31
	2012	2013
Common equity Tier 1 capital	¥—	¥2,092.9
Tier 1 capital	2,090.2	2,092.9
Total capital	2,427.0	2,452.1
Risk-Weighted Assets
Credit risk-weighted assets	8,324.4	9,529.1
Market risk equivalent assets	3,924.6	5,846.1
Operational risk equivalent assets	2,432.0	2,171.4

Total risk-weighted assets	¥14,681.0	¥17,546.7

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	—	11.9%
Tier 1 capital ratio	14.2%	11.9%
Consolidated capital adequacy ratio	16.5%	13.9%

Common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital are calculated by deducting each regulatory adjustment from each capital item, respectively. Each capital item and regulatory adjustment is defined in the Capital Adequacy Notice on Final Designated Parent Company and these new definitions of capital will come into effect gradually by transitional measures.

As of March 31, 2013, capital items for our common equity Tier 1 capital mainly consists of shareholder’s equity relating to the common stock and all or part of subordinated debt which satisfies the requirements under Capital Adequacy Notice on Final Designated Parent Company (such as maturity) is included into capital items for Tier 2 capital. We have not issued any capital instruments which can be included into additional Tier 1 capital.

Regulatory adjustment for our common equity Tier 1 capital mainly consists of a part of intangible assets and 50% of expected losses and regulatory adjustment for our Tier 2 capital includes investments in additional Tier 1 capital instruments of other financial institutions and 50% of expected losses. Regulatory adjustment for our additional Tier 1 capital will be included into regulatory adjustment for common equity Tier 1 capital, as we don’t have any outstanding additional Tier 1 capital instruments.

Market risk equivalent assets are calculated by using The Internal Models Approach for market risk. From the end of December, 2011, we are required to calculate market risk equivalent assets under the Basel 2.5 rule, which is significantly larger than under the Basel II rule. Also, from the end of March 2013, a part of securitization products is added to the scope of market risk calculation.

On the end of March, 2011, we started calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and The Standardized Approach, respectively, with the approval of the FSA. Furthermore, from the end of December, 2012, upon approval from the FSA, we started using the Internal Model Method for credit risk exposure calculation of majority of derivative and repurchase transactions instead of the Current Exposure Method or the Comprehensive Method. Since the end of March 2013, the scope of credit risk-weighted assets calculation has been widened following the implementation of Basel III.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of our report can compare our capital position against those of other financial groups to which Basel III is applied. Management receives and reviews these capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework, which was called ‘Basel 2.5’. This announcement stated that the Basel Committee’s trading book rules, effective at the end of 2011, would introduce higher capital requirements to capture the credit risk of complex trading activities, which became effective as the end of 2011. Such trading book rules also included a stressed VaR requirement.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for over-the-counter derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards will be phased in gradually from 2013. In addition, after two rounds of public consultation and discussions with the Committee on Payment and Settlement Systems (“CPSS”) and the International Organization of Securities Commissions (“IOSCO”), the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which are intended to come into effect as of January 2013 as part of Basel III.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. In November 2012, the FSB and the Basel Committee have updated the list of G-SIBs. We were not designated as a G-SIBs in November 2011 and November 2012. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs.

The FSA introduced rules and notices such as the Capital Adequacy Notice on Final Designated Parent Company on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. It reviewed the Capital Adequacy Notice on Final Designated Parent Company according to Basel 2.5 and Basel III framework and the revised notice in line with Basel 2.5 was implemented at the end of December 2011 and the revised notice in line with Basel III was implemented at the end of March 2013. Following the implementation of the revised notice in line with Basel III, inclusion of risk of fluctuations in CVA and exposures to CCPs into credit risk-weighted assets calculation became effective. It is expected that such regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee.

Credit Ratings

The cost and availability of unsecured funding are generally dependent on credit ratings. Our long-term and short-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of May 31, 2013, the credit ratings of the Company and NSC were as follows:

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

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for unsecured funding and other financing purposes and also for our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

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

For further information about transactions with VIEs, see Note 8 “Securitizations and Variable Interest Entities” in our consolidated financial statements within this annual report.

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

We enter into repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. We account for these transactions as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from our consolidated balance sheets under open repo-to-maturity transactions as of March 31, 2012 and 2013 were ¥39,797 million and ¥nil, respectively.

We engage in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. We account for these transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, we do not maintain effective control over the transferred financial assets as we are not able to be repurchase or redeem the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. Upon adoption of Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” as of January 1, 2012, Nomura has not derecognized such transactions that started on and after the adoption date. The amounts of securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2012 and 2013 were ¥1,930 million and ¥nil, respectively.

F. Tabular Disclosure of Contractual Obligations.

As part of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking / financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have fixed expiration dates.

Long-term borrowings and contractual interest payments:

•

In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:

•

We lease our office space, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities in Japan and overseas under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain equipment and facilities in Japan and overseas under capital lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.

Commitments to invest in partnerships:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Commitments to purchase aircraft:

•	In connection with our aircraft leasing business, we have commitments to purchase aircraft.

Note 10 “Lease” in our consolidated financial statements contains further detail on our operating lease and capital lease. Note 13 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 22 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

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

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2013:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥9,084	¥8	¥319	¥668	¥8,089
Long-term borrowings(1)	7,414,978	701,517	2,460,980	1,499,218	2,753,263
Contractual interest payments(2)	1,170,022	158,257	216,650	151,005	644,110
Operating lease commitments	154,254	17,801	30,896	21,785	83,772
Capital lease commitments(3)	54,036	497	3,397	6,965	43,177
Purchase obligations(4)	26,228	24,569	1,659	—	—
Commitments to extend credit	369,988	55,459	74,810	126,139	113,580
Commitments to invest in partnerships	29,974	375	17,702	1,503	10,394
Commitments to purchase aircraft	30,143	21,141	9,002	—	—

Total	¥9,258,707	¥979,624	¥2,815,415	¥1,807,283	¥3,656,385

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2013.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki Repo transactions. These commitments amount to ¥4,103 billion for resale agreements and ¥1,152 billion for repurchase agreements as of March 31, 2013.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Directors of the Company as of June 27, 2013. With respect to the information under “Brief Personal History” below, some of the Directors changed their titles upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
Nobuyuki Koga (Aug. 22, 1950)

Director

Chairman of the Board of Directors

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Director and Chairman of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Co., Ltd.

		Apr. 1974	Joined the Company
		Jun. 1995	Director of the Company
		Apr. 1999	Managing Director of the Company
		Jun. 2000	Director and Deputy President of the Company
		Oct. 2001	Director and Deputy President of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2003	Director and President of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2003	Director, President & CEO of the Company Director and Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2008	Director and Representative Executive Officer of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2011	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Koji Nagai (Jan. 25, 1959)	Director, Representative Executive Officer and Group CEO	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
	Director and President of Nomura Securities Co., Ltd.	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (Current) Director and President of Nomura Securities Co., Ltd. (Current)

Atsushi Yoshikawa (Apr. 7, 1954)	Director, Representative Executive Officer and Group COO	Apr. 1978	Joined the Company
		Jun. 2000	Director of the Company
	Wholesale CEO	Oct. 2001	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director of the Company Executive Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2005	Senior Managing Director of the Company Executive Vice President of Nomura Asset Management Co., Ltd.
		Apr. 2006	Executive Vice President of Nomura Asset Management Co., Ltd.
		Apr. 2008	Director and President of Nomura Asset Management Co., Ltd.
		Oct. 2008	Executive Managing Director of the Company Director, President & CEO of Nomura Asset Management Co., Ltd.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Jun. 2011	Executive Vice President of the Company CEO and President of Nomura Holding America Inc.
		Oct. 2011	Executive Vice President of the Company CEO and President of Nomura Holding America Inc. Chairman and CEO of Nomura Securities International, Inc.
		Aug. 2012	Representative Executive Officer & Group COO of the Company
		Jun. 2013	Director, Representative Executive Officer & Group COO of the Company (Current)

Hiroyuki Suzuki (Feb. 3, 1959)	Director	Apr. 1982	Joined the Company
	Member of the Audit Committee Outside Director of The Nomura Trust and Banking Co., Ltd. Outside Director of Nomura Asset Management Co., Ltd.	Apr. 2005	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of the Company
		Dec. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2010	Senior Corporate Managing Director of the Company Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Corporate Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2013 Jun. 2013	Advisor of the Company Director of the Company (Current)

David Benson (Feb. 9, 1951)	Director	Feb. 1997	Joined Nomura International plc
	Director of Nomura Europe Holdings, plc Director of Nomura International plc	Jul. 1999	Head of Risk Management, Nomura International plc
		Mar. 2005	COO of Nomura International plc
		Aug. 2007	Resigned from Nomura International plc

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Nov. 2008	Chief Risk Officer, Senior Managing Director of the Company
		Jan. 2011	Vice Chairman of the Company (Senior Managing Director) Risk and Regulatory Affairs
		Apr. 2011	Vice Chairman of the Company (Senior Managing Director)
		Jun. 2011	Director of the Company (Current)

Masahiro Sakane (Jan 7, 1941)	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Apr. 1963	Joined Komatsu Ltd.
		Jun. 2001	Representative Director and President of Komatsu Ltd.
	Councilor and Senior Adviser of Komatsu Ltd. Outside Director of Tokyo Electron Limited Outside Director of ASAHI GLASS Co., Ltd. Outside Director of Nomura Securities Co., Ltd.	Jun. 2003	Representative Director and President & CEO of Komatsu Ltd.
		Jun. 2007	Representative Director and Chairman of Komatsu Ltd.
		Jun. 2008	Outside Director of the Company (Current)
		Jun. 2010	Director and Chairman of Komatsu Ltd.
		Apr. 2013	Director and Councilor of Komatsu Ltd.
		Jun. 2013	Councilor and Senior Adviser of Komatsu Ltd. (Current)

Toshinori Kanemoto (Aug. 24, 1945)	Outside Director Member of the Audit Committee Of-Counsel of City-Yuwa Partners	Apr. 1968	Joined National Police Agency
		Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
	Outside Statutory Auditor of Kameda Seika Co., Ltd. Outside Statutory Auditor of JX Holdings, Inc.	Aug. 1995	Director General of the International Affairs Department, National Police Agency
	Outside Director of Nomura Securities Co., Ltd.	Oct. 1996	President of ICPO-INTERPOL
		Aug. 2000	President, National Police Academy
		Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan
		Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
		Feb. 2007	Of-Counsel of City-Yuwa Partners (Current)
		Jun. 2011	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History

Tsuguoki Fujinuma (Nov. 21, 1944)	Outside Director Chairman of the Audit Committee	Apr. 1969	Joined Horie Morita Accounting Firm
	Outside Statutory Auditor of Sumitomo Corporation	Jun. 1970	Joined Arthur & Young Accounting Firm
	Outside Statutory Auditor of Takeda Pharmaceutical Company Limited	Nov. 1974	Registered as a Certified Public Accountant
	Outside Director of Sumitomo Life Insurance Company	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Outside Statutory Auditor of Seven & i Holdings Co., Ltd. Outside Director of Nomura Securities Co., Ltd.	Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
		May 2000	President of the International Federation of Accountants
		Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
		Jun. 2007	Retired from Ernst & Young ShinNihon
		Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2008	Outside Director of the Company (Current)

Takao Kusakari (Mar. 13, 1940)	Outside Director Member of the Nomination Committee	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (NYK Line)
	Member of the Compensation Committee	Aug. 1999	President of NYK Line
	Corporate Advisor of NYK Line Outside Director of Nomura Securities Co., Ltd.	Apr. 2002	President, Corporate Officer of NYK Line
		Apr. 2004	Chairman, Corporate Officer of NYK Line
		Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
		Apr. 2009	Director and Corporate Advisor of NYK Line
		Jun. 2010	Corporate Advisor of NYK Line (Current)
		Jun. 2011	Outside Director of the Company (Current)

Dame Clara Furse (Sep. 16, 1957)	Outside Director Non-Executive Director of Amadeus IT Holding, S.A. Non-Executive Director of UK Department for Work and Pensions	Feb. 1983	Joined Phillips & Drew/UBS
		Jun. 1990	Non-Executive Director of London International Financial Futures Exchange (“LIFFE”)
		Jun. 1997	Deputy Chairman of LIFFE
	External Member of the Bank of England’s Financial Policy Committee	May 1998	Group Chief Executive of Credit Lyonnais Rouse
		Jan. 2001	Chief Executive of London Stock Exchange Group

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History
		Jun. 2010	Outside Director of the Company (Current)
		Apr. 2013	External Member of the Bank of England’s Financial Policy Committee (Current)

Michael Lim Choo San (Sep. 10, 1946)	Outside Director Chairman of the Land Transport Authority of Singapore Director of Nomura Asia Holding N.V.	Aug. 1972	Joined Price Waterhouse, Singapore
		Jan. 1992	Managing Partner of Price Waterhouse, Singapore
	Non-Executive Chairman of Nomura Singapore Ltd.	Oct. 1998	Member of the Singapore Public Service Commission (Current)
		Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
		Sep. 2002	Chairman of the Land Transport Authority of Singapore (Current)
		Nov. 2007	Member of the Legal Service Commission, Singapore (Current)
		Jun. 2011	Outside Director of the Company (Current)
		Oct. 2011	Chairman of the Singapore Accountancy Commission (formerly the Pro-Tem Singapore Accountancy Council) (Current)
		Nov. 2011	Chairman of the Accounting Standards Council, Singapore (Current)

Among the above listed Directors, Masahiro Sakane, Toshinori Kanemoto, Tsuguoki Fujinuma, Takao Kusakari, Dame Clara Furse, and Michael Lim Choo San satisfy the requirements for an “outside director” under the Companies Act. The Companies Act defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the Company or its subsidiaries.

Executive Officers

The following table provides information about the Company’s Executive Officers as of June 27, 2013. With respect to the information under “Brief Personal History” below, some of the Executive Officers changed their titles or positions upon our adoption of the holding company structure on October 1, 2001 and the Committee System on June 26, 2003, as described in Item 6.C of this annual report.

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History

Koji Nagai (Jan. 25, 1959)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Atsushi Yoshikawa (Apr. 7, 1954)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Toshio Morita (Apr. 17, 1961)	Executive Managing Director Retail CEO	Apr. 1985	Joined the Company
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Corporate Managing Director of the Company
		Aug. 2012	Executive Managing Director of the Company (Current) Retail CEO (Current) Executive Vice President of Nomura Securities Co., Ltd. (Current)

Toshihiro Iwasaki (May 10, 1957)	Executive Managing Director Asset Management CEO Director and Chairman, President & CEO of Nomura Asset Management Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	President & CEO of The Nomura Trust and Banking Co., Ltd.
		Apr. 2011	Deputy President of Nomura Asset Management Co., Ltd.
		Jun. 2011	Executive Managing Director of the Company Asset Management CEO
Director and Chairman & CEO of Nomura Asset Management Co., Ltd.
		Aug. 2012	Executive Managing Director of the Company (Current) Asset Management CEO (Current) Director and Chairman, President & CEO of Nomura Asset Management Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status in Nomura and Other Companies	Brief Personal History

Shoichi Nagamatsu (Jul. 6, 1958)

Executive Managing Director

Chief of Staff

Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.

Outside Director of The Nomura Trust and Banking Co., Ltd.

Outside Director of Nomura Asset Management Co., Ltd.

		Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Executive Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Jun. 2010	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

		Jun. 2012	Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

		Apr. 2013	Executive Managing Director and Chief of Staff of the Company (Current) Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd. (Current)

Shigesuke Kashiwagi (Nov. 13, 1959)	Executive Managing Director Chief Financial Officer Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.

	Financial Officer of Nomura Securities Co., Ltd.	Apr. 2006	Senior Managing Director of Nomura Securities Co., Ltd.

		Apr. 2007	Senior Managing Director (Executive Officer) of the Company

		Apr. 2008	Senior Managing Director of the Company

Apr. 2013

Executive Managing Director of the Company (Current)

Chief Financial Officer of the Company (Current)

Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Financial Officer of Nomura Securities Co., Ltd. (Current)

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

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement Nomura Group’s compensation policy. The HRC’s responsibilities include:

•

approving the compensation framework, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally,

•	approving the total bonus pool and its allocation to each business,

•	reviewing the performance measures of senior executives to ensure that compensations reflect the performance of both individuals and our business globally,

•	continually reviewing the appropriateness and relevance of the compensation policy and

•	approving any major changes in employee benefits structures globally.

Current members include the Group CEO (as Chairman of the Committee), Group COO, CFO, Chief Risk Officer (CRO), Chief of Staff and heads of Human Resources.

(3) Nomura’s compensation framework

The outline of our compensation framework is as follows:

Compensation Components	Purposes		Specific Elements
Fixed Compensation	•	Rewards individuals for their knowledge, skills, competencies and experiences	•	Base salary
	•	Reflects local labor market standards

	•	Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals	• •	Housing allowances Overtime pay

Variable Compensation	•	Rewards team and individual performances, and their contribution to results as well as strategic and future value	• •	Cash bonuses Deferred compensation
	•	Reflects appropriate internal and market-based comparisons
	•	Reflects broad view on compensation, including individual performances, approaches to risk, compliance and cross divisional cooperation

Note:	Benefits are driven by local market regulations and practices, and are not included in the above.

(4) Outline of variable compensations

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

The deferral period for our deferred compensation plans is three or more years in principle. This is in line with the “Principles for Sound Compensation Practices” issued by the FSB, which recommends, among others, a deferral period of three or more years.

In addition, deferred compensation shall be reduced or forfeited in case of:

•	voluntary resignation

•	material restatement in financial statements

•	material violation of policies of Nomura; and

•	material detriment to the business or reputation of Nomura.

Also, deferred compensations for the fiscal year ended March 31, 2013 granted to senior management and employees who receive a certain level of compensations shall be reduced or forfeited in case of a material downturn in performance of Nomura and/or a material failure of risk management.

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

3. Multi-Year Performance Deferral (“MYPD”) plan

We also introduced MYPD as a part of deferred compensation for the fiscal year ended March 31, 2012 to senior management and employees with certain responsibilities. Number of units to be granted upon achieving a certain performance target is notified to applicable candidates in advance. At the end of a 2 year performance period, number of units is adjusted, subject to a degree of achievement, and granted in the form of Plan B SARs or NSUs. In case of performance below certain levels, no SARs or NSUs will be granted.

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

1    Aggregate compensation

		Millions of yen
	Number of Directors or Executive Officers(1)	Year ended March 31, 2013
		Basic Compensation(2)	Bonus	Deferred Compensation(3)	Total
Directors	12	¥340	¥13	¥116	¥469
(Outside Directors)	(8)	(157)	(—)	(—)	(157)
Executive Officers	8	353	29	274	656

Total	20	¥693	¥42	¥390	¥1,125

(1)	Include 1 Director (including 1 Outside Director) and 3 Executive Officers who resigned in June and July 2012. There were 11 Directors and 5 Executive Officers as of March 31, 2013. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
(2)	Basic compensation of ¥693 million includes other compensation (commuter pass allowance) of ¥1 million that has been provided.
(3)	Deferred compensation (such as stock options) granted during the year ended March 31, 2013 and prior is recognized as expense in the financial statements for the year ended March 31, 2013.
(4)	Subsidiaries of the Company paid ¥90 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2013.
(5)	The Company abolished retirement bonuses to Directors in 2001.

2.    Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
Name	Company	Category	Fixed Remuneration (Basic Compensation)			Variable Compensation(1)			Total
			Base Salary	Equity Compensation (SARs)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total
Nobuyuki Koga	Nomura	Director	82	—	82	—	74	74	156
Koji Nagai	Nomura	Director, Representative Executive Officer (Group CEO)	65	12	77	—	89	89	166
Atsushi Yoshikawa	Nomura	Director, Representative Executive Officer (Group COO)	62	10	72	1	87	88	160
Toshio Morita	Nomura	Executive Officer	40	9	49	17	66	83	132
Toshihiro Iwasaki	Nomura	Executive Officer	60	13	73	6	41	47	120

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2013 (“this fiscal year”).

Stock Acquisition Rights (“SARs”)

	March 31, 2013
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.9	April 24, 2006	35,100	From April 25, 2008 to April 24, 2013	¥1	0
Stock Acquisition Rights No.10	June 12, 2006	147,900	From June 13, 2008 to June 12, 2013	1	0
Stock Acquisition Rights No.11	July 14, 2006	1,727,000	From July 7, 2008 to July 6, 2013	1,741	0
Stock Acquisition Rights No.13	April 25, 2007	213,300	From April 26, 2009 to April 25, 2014	1	0
Stock Acquisition Rights No.14	June 21, 2007	326,600	From June 22, 2009 to June 21, 2014	1	0
Stock Acquisition Rights No.15	August 1, 2007	113,000	From August 2, 2009 to August 1, 2014	1,883	0
Stock Acquisition Rights No.16	August 1, 2007	1,799,000	From August 2, 2009 to August 1, 2014	1,883	0
Stock Acquisition Rights No.17	August 1, 2007	191,600	From August 2, 2009 to August 1, 2014	1	0

	March 31, 2013
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.18	October 19, 2007	21,800	From October 20, 2009 to October 19, 2014	¥1	0
Stock Acquisition Rights No.19	April 23, 2008	511,400	From April 24, 2010 to April 23, 2015	1	0
Stock Acquisition Rights No.20	June 23, 2008	31,300	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.21	June 23, 2008	286,800	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.22	August 5, 2008	110,000	From August 6, 2010 to August 5, 2015	1,298	0
Stock Acquisition Rights No.23	August 5, 2008	1,874,000	From August 6, 2010 to August 5, 2015	1,298	0
Stock Acquisition Rights No.24	August 5, 2008	3,000	From August 6, 2010 to August 5, 2015	1	0
Stock Acquisition Rights No.26	November 10, 2008	5,200	From November 11, 2010 to November 10, 2015	1	0
Stock Acquisition Rights No.27	November 10, 2008	5,200	From November 11, 2010 to November 10, 2015	1	0
Stock Acquisition Rights No.28	April 30, 2009	473,300	From May 1, 2011 to April 30, 2016	1	0
Stock Acquisition Rights No.29	June 16, 2009	229,400	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.30	June 16, 2009	381,400	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.31	August 5, 2009	176,000	From August 6, 2011 to August 5, 2016	737	0
Stock Acquisition Rights No.32	August 5, 2009	2,288,000	From August 6, 2011 to August 5, 2016	737	0
Stock Acquisition Rights No.34	May 18, 2010	1,346,200	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.35	May 18, 2010	2,330,700	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.36	May 18, 2010	2,211,800	From May 19, 2013 to May 18, 2017	1	0
Stock Acquisition Rights No.37	July 28, 2010	4,437,700	From April 30, 2012 to April 29, 2017	1	0
Stock Acquisition Rights No.38	July 28, 2010	9,015,400	From April 30, 2013 to April 29, 2018	1	0
Stock Acquisition Rights No.39	November 16, 2010	2,793,700	From November 16, 2012 to November 15, 2017	478	0
Stock Acquisition Rights No.40	June 7, 2011	4,878,100	From May 25, 2012 to May 24, 2018	1	0
Stock Acquisition Rights No.41	June 7, 2011	18,879,800	From May 25, 2013 to May 24, 2018	1	0
Stock Acquisition Rights No.42	June 7, 2011	18,843,400	From May 25, 2014 to May 24, 2018	1	0
Stock Acquisition Rights No.43	November 16, 2011	2,817,000	From November 16, 2013 to November 15, 2018	299	0
Stock Acquisition Rights No.44	June 5, 2012	13,031,700	From April 20, 2013 to April 19, 2018	1	0
Stock Acquisition Rights No.45	June 5, 2012	13,003,400	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.46	June 5, 2012	12,894,300	From April 20, 2015 to April 19, 2020	1	0

	March 31, 2013
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.47	June 5, 2012	5,034,500	From April 20, 2016 to April 19, 2021	¥1	0
Stock Acquisition Rights No.48	June 5, 2012	5,024,900	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.49	June 5, 2012	1,874,900	From October 20, 2015 to April 19, 2021	1	0
Stock Acquisition Rights No.50	June 5, 2012	1,873,300	From October 20, 2016 to April 19, 2022	1	0
Stock Acquisition Rights No.51	November 13, 2012	2,847,800	From November 13, 2014 to November 12, 2019	298	0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock split.

SARs Held by Directors and Executive Officers of Nomura

	March 31, 2013
	Number of Shares under SARs	Numbers of Holders
Series of SARs		Directors and Executive Officers (excluding Outside Directors)	Outside Directors
SARs No.10	10,300	1	—
SARs No.11	43,000	8	1
SARs No.14	21,800	2	1
SARs No.15	15,000	2	1
SARs No.16	26,000	6	—
SARs No.20	8,000	1	1
SARs No.21	26,700	3	—
SARs No.22	9,000	1	3
SARs No.23	45,000	7	—
SARs No.24	3,000	—	1
SARs No.28	162,700	1	—
SARs No.29	45,000	2	3
SARs No.30	18,000	1	—
SARs No.31	19,000	2	3
SARs No.32	40,000	6	—
SARs No.34	13,400	1	—
SARs No.35	274,700	6	—
SARs No.36	48,500	1	—
SARs No.40	213,800	7	—
SARs No.41	271,200	9	—
SARs No.42	271,000	9	—
SARs No.44	76,400	6	—
SARs No.45	76,000	6	—
SARs No.46	75,800	6	—
SARs No.47	32,300	6	—
SARs No.48	32,200	6	—

Pension, Retirement or Similar Benefits

See Note 15 “Employee benefit plans” in our consolidated financial statements included in this annual report.

C. Board Practices.

Information Concerning Directors

The Companies Act states that a company which adopts the committee-based corporate governance system (“Committee System”) must establish three committees; a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors, and the majority of the members of each committee must be outside directors. Under the Committee System, the board of directors is entitled to establish the basic management policy for the company, has decision-making authority over certain prescribed matters, and supervises the execution by the executive officers of their duties. Executive officers and representative executive officers appointed by a resolution adopted by the board of directors manage the business affairs of the company, based on a delegation of authority by the board of directors.

The Company adopted the Committee System by amending the Company’s Articles of Incorporation by way of a special resolution adopted at the Annual Meeting of Shareholders held on June 26, 2003. Through the adoption of the Committee System, the Company aims to strengthen management oversight, increase the transparency of the Company’s management and expedite the decision-making process within the Nomura Group. An outline of the Company’s Board of Directors, Nomination Committee, Audit Committee and Compensation Committee is provided below.

Board of Directors

The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed 20. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met 11 times during the fiscal year ended March 31, 2013. As a group, the Directors attended approximately 97% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Nomination Committee

The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met three times during the fiscal year ended March 31, 2013. As a group, the member Directors attended 100% of the total number of meetings of the Nomination Committee during the year. As of June 26, 2013, the members of the Nomination Committee are Nobuyuki Koga, Masahiro Sakane and Takao Kusakari. Nobuyuki Koga is the Chairman of this committee.

Audit Committee

The Audit Committee, in accordance with the Company’s Regulations of the Audit Committee, (i) audits the execution by the Directors and the Executive Officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal or non-reappointment of the accounting auditor to be submitted to general meetings of shareholders by the Board of Directors. With respect to financial reporting, the Audit Committee has the statutory duty to examine financial statements and business reports to be prepared by Executive Officers designated by the Board of Directors and is authorized to report its opinion to the ordinary general meeting of shareholders.

The Audit Committee met 22 times during the fiscal year ended March 31, 2013. As a group, the member Directors attended 100% of the total number of meetings of the Audit Committee during the year. As of June 26, 2013, the members of the Audit Committee are Tsuguoki Fujinuma, Toshinori Kanemoto and Hiroyuki Suzuki. Tsuguoki Fujinuma is the Chairman of this Committee.

Compensation Committee

The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met five times during the fiscal year ended March 31, 2013. As a group, the member Directors attended 93% of the total number of meetings of the Compensation Committee during the year. As of June 26, 2013, the members of the Compensation Committee are Nobuyuki Koga, Masahiro Sakane and Takao Kusakari. Nobuyuki Koga is the Chairman of this Committee.

Limitation of Liabilities of Outside Directors

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following Outside Directors: Masahiro Sakane, Toshinori Kanemoto, Tsuguoki Fujinuma, Takao Kusakari, Dame Clara Furse, and Michael Lim Choo San. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

Information Concerning Executive Officers

Executive Officers of the Company are appointed by the Board of Directors, and the Company’s Articles of Incorporation provide that the number of Executive Officers shall not exceed 45. The term of office of each Executive Officer expires upon the conclusion of the first meeting of the Board of Directors convened after the ordinary general meeting of shareholders for the last fiscal year ending within one year after each Executive Officer’s assumption of office. Executive Officers may serve any number of consecutive terms. Executive Officers have the authority to determine matters delegated to them by resolutions adopted by the Board of Directors and to execute business activities.

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31
	2011	2012	2013
Japan	14,918	21,609	16,030
Europe	4,353	4,014	3,618
Americas	2,348	2,420	2,271
Asia and Oceania	5,252	6,352	6,037

Total	26,871	34,395	27,956

As of March 31, 2013, we had 16,030 employees in Japan, including 9,489 in our Retail Division, 849 in our Asset Management Division and 1,632 in our Wholesale Division. Overseas, we had 11,926 employees, of which 3,618 were located in Europe, 2,271 in the Americas, and 6,037 in Asia and Oceania.

During the fiscal year ended March 31, 2013 NLB one of NHI’s affiliated companies, sold shares of Nomura Real Estate Holdings, Inc. As a result, Nomura Real Estate Holdings, Inc. is no longer a consolidated subsidiary of NHI, thus the number of employees decreased significantly compared to the previous year.

As of March 2013, 7,735 of Nomura Securities’ employees in Japan were members of Nomura’s employees’ union, with which we have a labor contract. Between the company and the labor union, we had been holding constant discussions to develop solutions on labor related matters.

We have not experienced any strikes or other labor disputes in Japan as well as overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2013. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Nobuyuki Koga	158,463
Koji Nagai	95,500
Atsushi Yoshikawa	125,353
Hiroyuki Suzuki	74,892
David Benson	—
Masahiro Sakane	30,000
Toshinori Kanemoto	—
Tsuguoki Fujinuma	25,170
Takao Kusakari	—
Dame Clara Furse	—
Michael Lim Choo San	—

Total	509,378

Executive Officers

Name	Number of Shareholdings
Koji Nagai	See above
Atsushi Yoshikawa	See above
Toshio Morita	106,481
Toshihiro Iwasaki	27,621
Shoichi Nagamatsu	52,932
Shigesuke Kashiwagi	34,200

Total	221,234

For information regarding stock options granted to our Directors and Executive Officers, see under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The Company understands that there is no major shareholder who owns more than 5% of our outstanding common stock on the register of shareholders as of March 31, 2013.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2013, there were 271 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 391,052,735 shares of the Company’s common stock, representing 10.2% of Nomura’s then outstanding common stock. As of March 31, 2013, there were 22,948,546 ADSs outstanding, representing 22,948,546 shares of the Company’s common stock or 0.6% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

We held 38.8% of NRI’s outstanding share capital as of March 31, 2013.

For the year ended March 31, 2013, we purchased ¥55,098 million worth of software and computer equipment, paid NRI ¥48,518 million for other services, and received ¥4,272 million as rents from NRI.

Directors

There were no significant transactions.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal Proceedings

For a discussion of our litigation and related matters, see Note 22 “Contingencies—Investigations, lawsuits and other legal proceedings” in the consolidated financial statements included in this annual report.

Dividend Policy

For our dividend policy, see “Capital Management—Dividends” under Item 5.B of this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2013.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on the New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Annual highs and lows
2009	1,918	403	17.89	3.96
2010	934	498	9.50	5.35
2011	717	361	7.67	4.75
2012	436	223	5.21	2.91
2013	608	241	6.30	3.05
Quarterly highs and lows
2012
First Quarter	436	368	5.21	4.61
Second Quarter	410	273	5.04	3.51
Third Quarter	327	223	4.12	2.91
Fourth Quarter	417	238	4.93	3.01
2013
First Quarter	381	241	4.53	3.05
Second Quarter	311	245	3.91	3.13
Third Quarter	505	261	5.89	3.36
Fourth Quarter	608	463	6.30	5.24
Monthly highs and lows
2013 (calendar year)
January	533	463	6.14	5.24
February	564	507	5.99	5.42
March	608	533	6.30	5.86
April	799	535	8.27	5.76
May	980	765	9.64	7.68
June (through June 26)	786	687	8.06	7.01

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for the Company’s Common Stock is the Tokyo Stock Exchange. The Company’s Common Stock has been listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, since 1961.

In December 2001, the Company listed its Common Stock on the New York Stock Exchange in the form of ADSs evidenced by ADRs. Each ADS represents one share of Common Stock. The Company’s Common Stock has been listed on the Singapore Stock Exchange since 1994.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Objects and Purposes in the Company’s Articles of Incorporation

Article 2 of the Company’s Articles of Incorporation, which is an exhibit to this annual report, states the Company’s purpose.

Provisions Regarding the Company’s Directors

Although there is no provision in the Company’s Articles of Incorporation as to a Director’s power to vote on a proposal or arrangement in which the Director is materially interested, under the Companies Act and the Company’s Regulations of the Board of Directors, a Director must abstain from voting on such matters at meetings of the Board of Directors.

As a company organized under the Committee System of corporate governance, the compensation of the Company’s Directors and Executive Officers is determined by the Compensation Committee (see Item 6.C above). The Compensation Committee establishes the policy with respect to the determination of the individual compensation (including variable compensation) of each of the Company’s Directors and Executive Officers and makes determinations in accordance with that compensation policy.

With respect to borrowing powers, these as well as other powers relating to the management of the business (with the exception of certain exclusions specified under the Companies Act) have been delegated to the Executive Officers by the Board of Directors as a company organized under the Committee System.

There is no mandatory retirement age for the Company’s Directors under the Companies Act or the Company’s Articles of Incorporation.

There is no requirement concerning the number of shares an individual must hold in order to qualify him or her to serve as a Director of the Company under the Companies Act or the Company’s Articles of Incorporation.

Pursuant to the Companies Act and the Company’s Articles of Incorporation, the Company may, by a resolution of the Company’s Board of Directors, release the liabilities of any Directors or Executive Officers to the Company for damages suffered by the Company due to their acts taken in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. In addition, the Company may execute with outside Directors agreements that limit their liabilities to the Company for damages suffered by the Company due to their acts in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. See “Limitation of Liabilities of Outside Directors” under Item 6.C above.

Holding of the Company’s Shares by Foreign Investors

Other than the Japanese unit share system that is described in “Common Stock—Japanese Unit Share System” below, no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights with respect to the Company’s shares are imposed by law, the Company’s Articles of Incorporation or the Company’s other constituent documents.

Common Stock

The following describes material features of the shares of the Company’s common stock, and includes a brief overview of the material provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Companies Act and related legislation. In this “Common Stock” section, unless the context otherwise requires, “shares” means shares of the Company’s common stock and “shareholders” means holders of shares of the Company’s common stock.

General

Under the Company’s Articles of Incorporation, the Company is authorized to issue 6,000,000,000 shares, of which 3,822,562,601 shares were issued as of March 31, 2013. All issued shares are fully-paid and non-assessable.

On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Act on Book-Entry Transfer of Company Bonds, Shares, Etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this clearing system. On the same day, all existing share certificates for such shares became null and void. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under this clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, they must have an account at an “account managing institution” unless such person has an account at JASDEC. “Account managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further stringent requirements of the Book-Entry Law can open accounts directly at JASDEC. For purposes of the description under this “Common Stock” section, we assume that the relevant person has no account at JASDEC.

Under the Book-Entry Law, any transfer of shares is effected through book-entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account by an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act and the Book-Entry Law, except in limited circumstances, a shareholder must have his or her name and address registered in the Company’s register of shareholders in order to assert shareholders’ rights against the Company. Such registration is generally made upon receipt by the Company of necessary information from JASDEC. See “Share Registrar” and “Record Date” below.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account managing institution. Such notice will be forwarded to the Company through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from the Company to non-resident shareholders are delivered to such standing proxies or mailing addresses.

The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

Dividends

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). The Company may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus.” As a company meeting the necessary requirements, the Companies Act allows for the Company’s Articles of Incorporation to authorize the Company’s Board of Directors to make decisions regarding distributions of Surplus (with the exceptions of certain exclusions specified under the Companies Act).

Under the Company’s Articles of Incorporation, dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of June 30, September 30, December 31 or March 31 of each year, pursuant to a resolution of the Company’s Board of Directors. In addition, under the Companies Act and the Company’s Articles of Incorporation, the Company may (but is not obligated to) make further distributions of Surplus by a resolution of the Company’s Board of Directors. However, the Company equally may decide not to pay dividends for any given period, regardless of the amount of Surplus the Company has.

Under the Company’s Articles of Incorporation, the Company is not obliged to pay any dividends in cash that are left unclaimed for a period of three years after the date on which they first became payable.

Distributions of Surplus may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of the Company’s Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of the Company’s Board of Directors, grant to the Company’s shareholders the right to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of the Company’s general meeting of shareholders.

For information as to Japanese taxes on dividends, see “Japanese Taxation” under Item 10.E of this annual report.

Restriction on Distributions of Surplus

When the Company makes a distribution of Surplus, the Company must, until the aggregate amount of the Company’s additional paid-in capital and legal reserve reaches one-quarter of the Company’s stated capital, set aside in the Company’s additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed in accordance with an ordinance of the Ministry of Justice of Japan.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A” =	the total amount of ‘other capital surplus’ and ‘other retained earnings’ each such amount being that appearing on the Company’s non-consolidated balance sheets as of the end of the last fiscal year;

“B” =	(if the Company has disposed of treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by the Company less the book value thereof;

“C” =	(if the Company has reduced stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” =	(if the Company has reduced additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” =	(if the Company has cancelled treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” =	(if the Company has distributed Surplus to shareholders after the end of the last fiscal year) the total book value of Surplus so distributed;

“G” =	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to shareholders after the end of the last fiscal year) the amount set aside in the Company’s additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by the Company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:

(a)	the book value of the Company’s treasury stock;

(b)	the amount of consideration for the Company’s treasury stock disposed of after the end of the last fiscal year; and

(c)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the Company’s non-consolidated balance sheets as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with ordinances of the Ministry of Justice.

If the Company becomes, at the Company’s option, a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), the Company will be further required to deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on the Company’s non-consolidated balance sheets as of the end of the last fiscal year and certain other amounts set forth in ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in ordinances of the Ministry of Justice appearing on the Company’s consolidated balance sheets as of the end of the last fiscal year.

If the Company has prepared non-consolidated interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Companies

Act) by a resolution of a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the Company’s treasury stock disposed of, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by the Company must be approved by the Board of Directors and audited by the Company’s Audit Committee and independent auditors, as required by ordinances of the Ministry of Justice.

Stock Splits

The Company may at any time split the issued shares into a greater number of shares by a resolution of the Company’s Board of Directors, and in accordance with the Companies Act, the Company’s Board of Directors has adopted a resolution delegating powers to make such stock splits to the Company’s executive management board (“EMB”).

In accordance with the Companies Act, the Company’s Board of Directors has adopted a resolution delegating to the Company’s EMB powers to increase the number of authorized shares permitted to be issued up to the number reflecting the rate of stock splits and to amend the Company’s Articles of Incorporation to this effect without approval by a resolution of a general meeting of shareholders. For example, if each share became three shares by way of a stock split, the EMB may increase the number of authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

Japanese Unit Share System

The Company’s Articles of Incorporation provide that 100 shares constitute one “unit”. The Companies Act permits the Company, by a resolution of the Company’s Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend the Company’s Articles of Incorporation to this effect without approval by a resolution of a general meeting of shareholders.

Transferability of Shares Constituting Less Than One Unit. Under the clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

Right of a Holder of Shares Constituting Less Than One Unit to Require the Company to Purchase Its Shares. A holder of shares constituting less than one unit may at any time request the Company to purchase its shares. Under the clearing system, such request must be made through the relevant account managing institution. These shares will be purchased at (a) the closing price of the Company’s shares reported by the Tokyo Stock Exchange on the day when the request to purchase is received by the Company’s share registrar or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is effected on such stock exchange immediately thereafter. An amount equal to the applicable handling fee will be deducted from the price so determined pursuant to the Company’s Share Handling Regulations.

Purchase of Shares up to a Whole Unit for a Holder of Shares Constituting Less than One Unit. The Company’s Articles of Incorporation provide that a holder of shares constituting less than one unit may request the Company to sell shares the Company may have to such holder so that the holder can raise the holder’s fractional ownership up to a whole unit. Under the clearing system, such request must be made through the relevant account managing institution. These shares will be sold at (a) the closing price of the Company’s shares reported by the Tokyo Stock Exchange on the day when the request to sell is received by the Company’s share registrar or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, the price at which sale of shares is effected on such stock exchange immediately thereafter. An amount equal to the applicable handling fee will be added to the price so determined pursuant to the Company’s Share Handling Regulations.

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

In accordance with the Companies Act, the Company’s Articles of Incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by the Company’s Articles of Incorporation which includes the following rights:

•	to receive dividends,

•	to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares, corporate split or merger,

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders, and

•	to participate in any distribution of surplus assets upon liquidation.

Annual Meeting of Shareholders

The Company normally holds its ordinary general meeting of shareholders in June of each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any general meeting of shareholders must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his standing proxy or mailing address in Japan in accordance with the Company’s Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under the section entitled the “Japanese Unit Share System” above. In general, under the Companies Act, a resolution can be adopted at a general meeting of shareholders by the holders of a majority of the total number of voting rights represented at the meeting. However, if a corporate shareholder has one-quarter or more of its total voting rights held by the Company or its subsidiary, or if the Company otherwise has actual control over such corporate shareholder, such corporate shareholder is not entitled to exercise its voting rights. The Companies Act and the Company’s Articles of Incorporation require a quorum for the election of Directors of not less than one-third of the total number of voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. The Company’s Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important matters include:

•	a reduction of stated capital,

•	amendment to the Articles of Incorporation (except amendments which the Board of Directors (or under the Committee System, Executive Officers) are authorized to make under the Companies Act),

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a corporate split requiring shareholders’ approval,

•	the transfer of the whole or an important part of the Company’s business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval,

•	any issuance of new shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price,

•	any issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions,

•	purchase of shares by the Company from a specific shareholder other than the Company’s subsidiary,

•	consolidation of shares, and

•	release of part of directors’, independent auditor’s or executive officers’ liabilities to their corporation.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

Holders of shares have no preemptive rights under the Company’s Articles of Incorporation when the Company issues new shares. Under the Companies Act, the Company’s EMB, which has been delegated by the Company’s Board of Directors with the authority to issue new shares, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date with at least two weeks’ prior notice to shareholders of the record date.

Stock Acquisition Rights

The Company may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from the Company, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the Company’s EMB, which has been delegated by the Company’s Board of Directors with the authority to issue stock acquisition rights, unless it is made under “specially favorable” conditions in which case a special resolution of a general meeting of shareholders is required. In issuing stock acquisition rights, notice must be given at least two weeks prior to the date for allotment in the form of individual notice or public notice. Under the Companies Act the Company will not be required to give such notice if the Company makes a relevant securities filing or reporting under the FIEA at least two weeks prior to the date for allotment, subject to the requirements provided by the ordinance of the Ministry of Justice.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debt securities and borrowings, liquidation expenses and taxes will be distributed among shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Share Registrar

Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust”) is the share registrar for the Company’s shares. Mitsubishi UFJ Trust’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust maintains the Company’s register of shareholders and registers the names and addresses of the Company’s shareholders and other relevant information in the Company’s register of shareholders upon notice thereof from JASDEC, as described in “Record Date” below.

Record Date

The close of business on June 30, September 30, December 31 and March 31 are the record dates for the Company’s distributions of Surplus (dividends), if any. A holder of shares constituting one or more whole units, who is registered as a holder in the Company’s register of shareholders at the close of business as of March 31, is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on March 31. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

Under the Book-Entry Law, the Company is required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give the Company notice of the names and addresses of the Company’s shareholders, the numbers of shares held by them and other relevant information as of such record date.

The shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the second business day prior to the record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition of Own Shares

The Company may acquire its own shares (i) by soliciting all of the Company’s shareholders to offer to sell the Company’s shares held by them (pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of the Company’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of the Company’s subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Company’s shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter) and (y) if the shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the shares under the agreement with respect to such tender offer on such day. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “Restriction on Distributions of Surplus” above.

The Company may hold its shares acquired in compliance with the provisions of the Companies Act, and may generally dispose of or cancel such shares by a resolution of the Board of Directors.

In addition, the Company may acquire its shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Japanese Unit Share System” above.

Preferred Stock

The following is a description of material features of the Company’s preferred stock. The basic characteristics of the Company’s preferred stock are set forth in the Company’s Articles of Incorporation, and detailed terms and conditions of the Company’s preferred stock are to be determined prior to the issuance thereof by a resolution of the Company’s Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Company’s Board of Directors.

General

The Company’s Articles of Incorporation include the possibility of issuing preferred stock. The Company has not yet issued, and currently has no specific plan to issue, any preferred stock; however the Company provides, as follows, certain information on the characteristics of the types of preferred stock set forth in the Company’s Articles of Incorporation.

Under the Company’s Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of Class 1 preferred stock, 200,000,000 shares of Class 2 preferred stock, 200,000,000 shares of Class 3 preferred stock and 200,000,000 shares of Class 4 preferred stock. Of these, Class 3 and Class 4 preferred stock are convertible into common stock, while Class 1 and Class 2 preferred stock are not convertible into common stock. See “Right of Shareholders of Preferred Stock to Demand Acquisition thereof (Conversion)” below.

Preferred Dividends

Under the Company’s Articles of Incorporation, preferred dividends may be paid to shareholders of preferred stock on record as of March 31 every year. In addition, interim preferred dividends may be paid to shareholders of the Company’s preferred stock on record as of June 30, September 30 or December 31 of any year. Dividends on preferred stock are to be paid always in priority to dividends on common stock. The detailed terms and conditions of each class of preferred stock, including the amount of preferred dividends or preferred interim dividends, are to be determined by a resolution of the Company’s Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Company’s Board of Directors prior to the time of issuance thereof, provided that the annual dividend rate applicable to Class 1 and Class 2 preferred stock may not exceed 15%, and the annual dividend rate applicable to Class 3 and Class 4 preferred stock may not exceed 10%.

Notwithstanding the provisions of the Company’s Articles of Incorporation, no payment of any dividend on preferred stock may be made unless the Company has sufficient Surplus to pay such dividend, and each payment of a dividend on a preferred stock must be approved by the Company’s Board of Directors.

Dividends on the Company’s preferred stock are non-cumulative. In the event that preferred dividends were paid, and the amount actually paid by the Company in respect of any fiscal year was less than the amount thereof payable in respect of such fiscal year, preferred shareholders would have no right to seek payment of the deficient amount as a cumulative preferred dividend in any subsequent fiscal year.

Shareholders of the Company’s preferred stock will not be entitled to any further dividends or other participation in or distribution of Surplus.

Voting Rights

Any voting rights attached to the Company’s preferred stock are limited to the extent specifically provided under the Companies Act, any other applicable laws and the Company’s Articles of Incorporation. Subject to the conditions stated therein, the voting rights of the Company’s preferred stock as provided in the Company’s Articles of Incorporation are as follows:

•

If no resolution to pay a preferred dividend has been adopted by the Board of Directors prior to the dispatch of the convocation notice for the ordinary general meeting of shareholders in respect of any fiscal year, and if no proposal to pay such preferred dividend was submitted to the relevant ordinary general meeting of shareholders, then the shareholders of the relevant preferred stock will be entitled to vote at such meeting and all subsequent general meetings of shareholders up to the time when the Board of Directors or general meeting of shareholders adopts a resolution to pay such preferred dividend; and

•

If a resolution to pay a preferred dividend has not been adopted at any ordinary general meeting of shareholders, the shareholders of the relevant preferred stock will be entitled to vote at all subsequent general meetings of shareholders up to the time when the Board of Directors or general meeting of shareholders adopts a resolution to pay such preferred dividend.

Liquidation Rights

In the event of the Company’s voluntary or involuntary liquidation, shareholders of the Company’s preferred stock would be entitled, in preference over shareholders of common stock, to receive such amounts of the Company’s residual assets as may be determined by a resolution of the Company’s Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors taking into consideration the amounts of subscription moneys paid for the respective preferred stock.

Except as described above, shareholders of the Company’s preferred stock would not be entitled to receive a distribution of residual assets upon liquidation of the Company.

Right of Shareholders of Preferred Stock to Demand Acquisition thereof (Conversion)

Class 3 preferred stock and Class 4 preferred stock are attached with the right to demand that the Company acquire such shares of preferred stock during a certain period. In the event of the exercise of such right, the Company shall be required to deliver to the relevant shareholder a certain number of shares of the Company’s common stock in exchange for the shares of the preferred stock acquired by the Company from such shareholder. Specific terms of such right, including the period during which the preferred stock would be acquired (a “conversion period”) and the initial acquisition price (a “conversion price”), would be determined by a resolution of the Company’s Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors.

The Company’s Right and Obligation to Acquire Preferred Stock

Upon the occurrence of such event or on such date as may be determined by a resolution of the Company’s Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors prior to the issuance of any of Class 1 preferred stock, Class 2 preferred stock and/or Class 4 preferred stock, the Company shall have the right to acquire all or any part of the relevant shares of preferred stock. In the event the Company exercises such right, the Company would deliver to the relevant shareholder a certain amount of cash in exchange for the shares of the preferred stock acquired by the Company from such shareholder. The initial acquisition price at which the relevant preferred stock would be acquired by the Company would be determined prior to the time of issuance thereof by a resolution of the Company’s Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors taking into consideration the amount of subscription moneys paid for the relevant preferred stock.

With respect to Class 3 preferred stock and Class 4 preferred stock, the Company has the obligation to acquire all shares of such preferred stock outstanding on the day immediately following the last day of the relevant conversion period. In such an event, the Company would deliver to the relevant shareholders a certain number of shares of the Company’s common stock in exchange for the shares of the preferred stock acquired by the Company from them. The number of shares of the Company’s common stock to be delivered to a shareholder of the relevant preferred stock would be calculated by multiplying the number of shares of the preferred stock held by such shareholder by the amount of the subscription money per share paid for such preferred stock and dividing the resulting amount by the market price of a share of the Company’s common stock at the time.

Pursuant to amendments to the Company’s Articles of Incorporation approved at the Company’s annual meeting of shareholders held on June 28, 2011, the following feature has been added to the preferred stock described in the Company’s Articles of Incorporation: The Company must acquire all or any part of shares of Class 1 preferred stock, Class 2 preferred stock, Class 3 preferred stock and/or Class 4 preferred stock upon the occurrence of certain events determined by a resolution of the Company’s Board of Directors or by Executive Officer(s) under authorities delegated by a resolution of the Board of Directors (including the event that the Company’s capital adequacy ratio or other measure of regulatory capital falls below a pre-determined threshold, and/or the event that a supervisory agency (or an equivalent body) determines that a write-down, capital injection by a public institution or other equivalent action is necessary for the Company) prior to the time of issuance of the relevant preferred stock. In such an event, the Company will deliver to the relevant shareholders a certain number of shares of the Company’s common stock in exchange for the shares of the preferred stock acquired by the Company from them. The number of the Company’s common stock to be delivered to a shareholder of the relevant preferred stock would be determined prior to the issuance of such preferred shares by a resolution of the Company’s Board of Directors or by Executive Officer(s) considering the subscription price of the preferred shares, the market value of the Company’s common stock and market conditions. An upper limit for the common stock to be delivered in exchange for the relevant preferred shares may also be set pursuant to such resolution or determination.

Order of Priority

Class 1 through Class 4 preferred stock shall have the same order of priority in respect of the payment of preferred dividends and preferred interim dividends and the distribution of residual assets. All classes of preferred stock will be in priority to the Company’s common stock in respect of the payments of dividends and interim dividends and the distribution of residual assets.

Report of Substantial Shareholdings

The FIEA requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. With certain exceptions, a similar report must also be filed to reflect any change of 1% or more in the above shareholding or any change in material matters set out in any previously filed reports. Copies of any reports must also be furnished to the Company. For this purpose, shares issuable to a person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the Company’s total issued share capital.

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

On June 26, 2013, the closing price of the Company’s shares on the Tokyo Stock Exchange was ¥698 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange. Other daily price limits would apply if the per share price of shares of the Company moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Equal to or greater than	¥100	Less than	¥200	¥50
Equal to or greater than	200	Less than	500	80
Equal to or greater than	500	Less than	700	100
Equal to or greater than	700	Less than	1,000	150
Equal to or greater than	1,000	Less than	1,500	300

For a history of the trading price of shares of the Company on the Tokyo Stock Exchange, see Item 9.A of this annual report.

Rights of ADR Holders

The rights of ADR holders, including their rights to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. For a description of the rights of holders of ADSs, see “Rights of Holders of ADSs” under Item 10.B of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in Item 10.B of this annual report by reference. For fees and charges that a holder of ADSs may have to pay, see “Description of Securities Other Than Equity Securities” under Item 12 of this annual report.

C. Material Contracts.

For the two years immediately preceding the date of this annual report, we have not been a party to any material agreement other than in the ordinary course of business, except as disclosed in Item 6.C of this annual report.

D. Exchange Controls.

Acquisition of Shares

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (“Foreign Exchange Regulations”) governs certain aspects relating to the acquisition and holding of securities by “non-residents of Japan” and “foreign investors”, as defined below.

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

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which ADSs of the Company will be issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the U.S., to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holders of ADSs.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Income

Tax Convention Between the U.S. and Japan (“Japan-U.S. Tax Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York Mellon and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.

The dividend is taxable when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect generally to treat distributions we make as dividends.

Subject to certain limitations, the Japanese tax withheld in accordance with the Japan-U.S. Tax Treaty and paid over to Japan will be creditable against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available under Japanese law or the Japan-U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

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

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of shares of the Company who are non-resident individuals or non-Japanese corporations (“non-resident shareholder”) without a permanent establishment in Japan to which the relevant income is attributable. As tax laws are frequently revised, the tax treatments described in this summary are also subject to changes in the applicable Japanese laws and/or double taxation conventions occurring in the future, if any. This summary is not exhaustive of all possible tax considerations which may apply to specific investors under particular circumstances. Potential investors should satisfy themselves as to

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence, by consulting with their own tax advisers.

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by the Company. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as opposed to an increase of value of shares) from Japanese tax perspectives. Conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax applies, the rate of Japanese withholding tax applicable to dividends on listed shares such as those paid by the Company to non-resident shareholders is currently 7%. This rate is applicable for dividends due and payable on or before December 31, 2013, and on or after January 1, 2014, a 15% rate will apply, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares for which the applicable rate is 20% (please refer to Article 170 and Article 213(1)(i) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law including its relevant temporary provision for these withholding rates).

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

Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by the Company are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through the Company, which is the case for ADS holders, or (in cases where the relevant withholding taxpayer for the dividend payment is not the Company but a financial institution in Japan) through the financial institution, to the relevant tax authority before payment of dividends. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called “preservation doctrine” under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Consequently, if the domestic tax rate still applies, no treaty application is required to be filed.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, the Company will file with the Securities and Exchange Commission annual reports on Form 20-F within four months of the Company’s fiscal year-end and other reports and information on Form 6-K. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, NE., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the U.S. at 1-800-SEC-0330. You can also access the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the SEC’s website (http://www.sec.gov).

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

The business activities of the Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. We have established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and the Company’s corporate values.

Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up a framework for the management of risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Besides this, the Group Integrated Risk Management Committee (“GIRMC”), upon delegation of the EMB, has established the Integrated Risk Management Policy, describing the overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Basic Principles of Risk Management

The Nomura Group defines risks as i.) potential erosion of the Nomura Group’s capital base due to unexpected losses from business operations, ii.) potential lack of access to funds due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions, or iii.) potential failure of revenues to cover expenses due to deterioration of earnings environment or deterioration of efficiency or effectiveness of business operations.

It is a fundamental principle that all Directors, Executive Managing Directors, Senior Managing Directors, Corporate Auditors and employees of the Nomura Group shall regard themselves as principals of risk management and appropriately manage risks arising in the course of day-to-day business operations. At the same time, the Nomura Group practices prudent risk management at an individual entity level within the group and also identifies, evaluates and appropriately manages risks within the business units, risk management and internal audit, respectively.

Fundamental Policy of Risk Management

Our fundamental policy concerning risk management is to control risks arising in the course of business operations to the confines of the Company’s risk appetite, which is clearly established based on risk tolerance in line with group-wide business strategy, business targets, management strength and capital base. We endeavor to embed this appetite into actual business operations.

Our risk appetite consists of quantitative and qualitative factors. Targets are set for quantitative factors such as capital adequacy, liquidity and profitability. Targets also set for qualitative factors such as Zero Tolerance Risk, which is the risk that Nomura shall tolerate to no extent whatsoever, and for Minimum Tolerance Risk, which is the risk that we may tolerate to a limited extent in consideration of profit potential, risk mitigation methods, monitoring capability and other factors, respectively.

We endeavor to measure risks using quantitative methods to the greatest extent possible and to continually improve our risk measurement methods. We use economic capital, for the risks measured by quantitative methods collectively and use this as the principal reference for assessment of capital adequacy, capital allocation and risk management. When evaluating risks by quantitative methods, we conduct stress testing as a complementary measure to analyze and evaluate the potential impact of each type of risk on our capital base.

Risk Management Organizations

The organizational structure and core bodies tasked with risk management in the Nomura Group are shown in the following chart.

(1)	Other includes other risks such as Country Risk, System Risk, Liquidity Risk and Business Risk. Prudent risk controls involve identifying, evaluating and appropriately managing risks in each business unit, risk management departments and internal audit departments within the Nomura Group. Any issues that could potentially cause a significant impact on the management of the Nomura Group will be reported to senior management and the GIRMC by the relevant risk management departments in charge of monitoring the relevant risk.

Executive Management Board

The EMB deliberates on and determines management strategy, allocation of management resources and important management matters of the Nomura Group by promoting the effective use of management resources and execution of business with the unified intent of contributing to the increase in shareholders’ value. Key responsibilities of the EMB are as follows:

•

Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as economic capital and unsecured funding to the business units and establishes usage limits which are monitored on a daily basis;

•

Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of the Nomura Group. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also discussed by the EMB; and

•	Reporting—The EMB reports to the Board of Directors on the status of discussions at the EMB on a quarterly basis.

Group Integrated Risk Management Committee

Upon delegation by the EMB, the GIRMC deliberates on and determines important matters concerning integrated risk management of the Nomura to ensure the sound and effective management of the business. The GIRMC is a core organization for group-wide risk management and establishes the risk appetite of the Nomura Group and the framework of integrated risk management in accordance with our risk appetite. The key responsibilities of the GIRMC are as follows:

•	Risk Appetite—The GIRMC establishes the risk appetite of the Nomura Group and provides a framework for integrated risk management in accordance with this risk appetite;

•

Oversight—The GIRMC supervises risk management in the Nomura Group by establishing and operating group wide risk control processes. These processes consist of identification of specific risks, evaluation and monitoring of these risks and implementation of appropriate risk management measures and reporting; and

•	Reporting—The GIRMC reports the status of key risk management issues to the Board of Directors and the EMB on a quarterly basis.

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

Chief Financial Officer

The CFO has operational authority and responsibility over our liquidity management. Our liquidity risk management policy is based on risk appetite which the GIRMC formulates. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

Risk Management Departments

Our Risk Management Departments are defined collectively as the Group Risk Management Department and departments or units in charge of risk management established independently from business units within the Nomura Group. The Risk Management Departments are responsible for establishing and operating of risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive/Senior Managing Directors and the GIRMC and others and also reporting to regulatory bodies and handling of regulatory applications concerning risk management methods and other items. Important risk management issues are closely communicated between members of the Risk Management Departments and the CRO. The CRO or Deputy CRO regularly attend the EMB and GIRMC meetings to report specific risk issues.

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

Market Risk

Market risk refers to the potential loss from fluctuations in the value of assets and liabilities due to fluctuations in market factors, e.g. interest rates, foreign exchange rates, equity prices, credit spreads, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Our principal statistical measurement tool to assess and monitor market risk on an ongoing basis is Value at Risk (“VaR”). Limits on VaR are set in line with the Nomura Group’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and sensitivity analysis to measure and analyze our market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors.They are specific to each asset class and cannot usually be aggregated across risk factors. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR for the Nomura Group.

Nomura’s VaR methodology uses historical simulation to estimate potential profit or loss. Historical market moves are repeatedly applied to our current exposure, forming a distribution of simulated portfolio returns. From this distribution the required potential losses can be estimated at required confidence levels or probabilities.

Nomura uses the same VaR model for both internal risk management purposes and for regulatory reporting of our consolidated VaR to the Financial Services Agency of Japan. For internal risk management purposes, VaR is calculated across the Nomura Group at a 99% confidence level and using a 1-day time horizon. For regulatory reporting purposes, we use the same confidence level but a 10-day time horizon, calculated using actual 10-day historical market moves.

For internal information purposes, Nomura also calculates a “1% VaR” which represents the potential profits from the same distribution. Differences between 99% and 1% measures can be used to demonstrate that markets do not always follow a simple statistical probability model. Additionally, Nomura calculates other measures used to complement VaR under regulation known as “Basel 2.5”. One of these, Stressed-VaR (“SVAR”) is calibrated on a one-year window from a period of financial stress. All VaR and SVaR numbers are calculated within the same system using equivalent assumptions.

The VaR model uses a default historical time window of two years (520 business days). For risk management and backtesting (see below), Nomura uses a weighted VaR. For the calculation of VaR, the probability weight assigned to each P&L in the historical simulation scenarios depends on when it occurred. The older the observation, the lower the weight. An exponential weighting scheme is used with the attenuation coefficient set to 0.995. This choice of parameter implies a weighted average of the data set is 159 business days (just over 7 months).

The SVaR calculation uses one year of market data from a period of financial stress. The one-year window is calibrated to be the one with the largest SVaR, given our current portfolio. The historical data used for SVaR is not exponentially weighted.

Given a set of historical market moves, Nomura’s VaR model calculates revenues impacts for current portfolio using a combination of sensitivities (“greeks”) revaluation, full and partial revaluation. Material basis risks are captured either by using different time series (e.g., stock vs. ADR) or by using sensitivities and basis time series (e.g., Bond / Credit Default Swap (“CDS”) credit spread basis).

Nomura’s VaR model uses time series for each individual underlying, whenever available. Approximately 25,000 time series are currently maintained in the Nomura Group’s market database. Time series are generally available for all assets but where a complete time series (i.e., 520 business days) cannot be found for a specific underlying, the VaR model will follow a ‘proxy logic’ to map the exposure to an appropriate time series (for example, this would be the case for an option on a recently issued stock). The level of proxying taking place in the VaR model is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

Changes in VaR Models and Assumptions

Nomura is committed to continuous improvement of our risk modeling and to maintaining risk modeling that is in line with best practices in our industry.

We have documented policies in place approved by the GIRMC which define the process and validation procedures required in order to implement changes to our VaR and other risk models. The Global Risk

Methodology Group (“GRMG”) within our Risk Management Division has primary responsibility for the ongoing refinement and improvement of our risk models and methodologies. All model changes are communicated by the GRMG to the Global Model Validation Group (“MVG”) and any significant changes are initially independently reviewed and validated by MVG before being implemented.

The nature of the processes required to be performed by GRMG to support a model change and the level of validation required by MVG depends on the significance of the model change. For certain significant changes, backtesting of the new model, parallel running of both models and stress-testing of the new model are required prior to implementation.

Under delegated authority from the Global Risk Management Committee (“GRMC”) that is delegation by GIRMC for the purpose of deliberating on or determining important matters concerning market, credit risk or reputational risk management of the Nomura Group and assuring the sound and effective management of the businesses, model changes are also formally approved by the Global Risk Analytics Committee (“GRAC”) if certain materiality thresholds defined by the Nomura Group are met. The GRAC is formed of senior risk managers within Nomura including the CRO and the CFO and has delegated authority from the GRMC to approve such changes.

Details of all significant model changes are reported to the GRMC on a quarterly basis or more frequently, if required.

We are required to formally report significant changes in our VaR and other models to the FSA. A significant change is defined internally as any change resulting in a change of more than 10% of Nomura’s consolidated group regulatory capital. Insignificant changes are also informally communicated to the FSA on a regular basis.

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare 1-day P&L with the corresponding VaR estimate. With a 99% VaR measure, one expects 2-3 exceptions (i.e. loss is larger than VaR) a year. We backtest the VaR model at the Nomura Group level as well as at a number of lower levels, and the backtesting results are reviewed on a monthly basis by the Nomura’s risk management function.

No backtesting exceptions were experienced at the Nomura Group level for the year ending March 31, 2013.

Limitations and Advantages of VaR

The main advantage of VaR as a risk measure is that it is able to aggregate risk from different asset classes (in contrast with other risk measures sensitivities that cannot be easily aggregated directly). The risk from different divisions of the Group can therefore easily be compared and aggregated using VaR.

As a risk measure, however, VaR has well documented limitations. One of the main disadvantages with VaR is that it is a backward looking risk measure. Using historical market moves to infer future P&L for a firm, means that we assume that only events that have actually happened are relevant to analyse the risk of a portfolio.

Moreover, VaR only gives an estimate of the loss at a stated (99th) percentile (i.e. in one out of 100 days the loss will be greater than 1-day VaR), but not what magnitude of loss that can take place whenever the loss does exceed VaR.

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

We are aware of the limitations of the Nomura Group’s VaR model and use VaR only as one component of a diverse risk management process. Other metrics to supplement VaR include stress testing and sensitivity analysis.

The following tables show our VaR as of each of the dates indicated for substantially all of our trading positions:

	Billions of yen
	Mar. 30, 2012	Apr. 30, 2012	May 31, 2012	Jun. 29, 2012	Jul. 31, 2012	Aug. 31, 2012	Sep. 28, 2012	Oct. 31, 2012	Nov. 30, 2012	Dec. 31, 2012	Jan. 31, 2013	Feb. 28, 2013	Mar. 29, 2013
Equity	¥1.37	¥1.31	¥1.06	¥1.20	¥1.06	¥5.12	¥0.99	¥1.07	¥1.46	¥2.43	¥1.80	¥1.63	¥1.26
Interest Rate	6.53	4.45	5.38	5.70	5.64	5.97	6.59	6.11	6.97	6.41	6.26	5.28	5.00
Foreign Exchange	2.52	2.84	2.40	1.70	1.85	2.05	1.88	2.34	3.40	2.14	1.69	1.96	1.87

Subtotal	10.42	8.59	8.84	8.60	8.54	13.14	9.45	9.51	11.82	10.98	9.75	8.86	8.14
Less:
Diversification Benefit	(3.20)	(3.10)	(3.66)	(3.20)	(3.16)	(7.64)	(2.30)	(2.81)	(4.85)	(3.81)	(3.44)	(2.84)	(3.05)

VaR	¥7.22	¥5.49	¥5.18	¥5.40	¥5.38	¥5.50	¥7.15	¥6.70	¥6.97	¥7.16	¥6.31	¥6.03	¥5.09

VaR
(maximum)	¥8.66	: October 17, 2012
(average)	6.11	: Average for the period from April 1, 2012 to March 31, 2013
(minimum)	4.33	: May 4, 2012

	Billions of yen
	Mar. 31, 2011	Apr. 29, 2011	May 31, 2011	Jun. 30, 2011	Jul. 29, 2011	Aug. 31, 2011	Sep. 30, 2011	Oct. 31, 2011	Nov. 30, 2011	Dec. 30, 2011	Jan. 31, 2012	Feb. 29, 2012	Mar. 30, 2012
Equity	¥1.78	¥1.88	¥1.64	¥1.59	¥1.68	¥2.06	¥1.88	¥2.39	¥1.86	¥1.46	¥1.80	¥1.90	¥1.37
Interest Rate	4.08	4.41	5.13	4.31	5.18	3.37	4.03	6.29	5.28	5.03	4.28	4.83	6.53
Foreign Exchange	4.53	3.93	4.13	3.83	3.68	3.15	2.84	3.18	3.14	3.54	4.06	3.13	2.52

Subtotal	10.40	10.21	10.91	9.72	10.54	8.58	8.75	11.86	10.29	10.03	10.15	9.86	10.42
Less:
Diversification Benefit	(4.12)	(4.13)	(3.80)	(3.72)	(3.69)	(3.60)	(3.59)	(3.71)	(3.68)	(3.63)	(3.73)	(2.50)	(3.20)

VaR	¥6.28	¥6.08	¥7.11	¥6.01	¥6.85	¥4.99	¥5.16	¥8.15	¥6.60	¥6.40	¥6.42	¥7.35	¥7.22

VaR
(maximum)	¥9.72	: October 26, 2011
(average)	6.54	: Average for the period from April 1, 2011 to March 31, 2012
(minimum)	4.92	: September 15, 2011

Overall VaR has decreased since March 30, 2012. VaR relating to interest rate risk decreased from ¥6.53 billion at the end of March 2012 to ¥5.00 billion at the end of March 2013 due to lower outright interest rate risk being taken within the Nomura Group. VaR relating to foreign exchange risk decreased from ¥2.52 billion at the end of March 2012 to ¥1.87 billion at the end of March 2013 mainly due to lower levels of FX risk being taken. VaR relating to equity risk decreased slightly from ¥1.37 billion at the end of March 2012 to ¥1.26 billion at the end of March 2013.

During the year ended March 31, 2012, VaR relating to equity risk decreased from ¥1.78 billion at the end of March 2011 to ¥1.37 billion at the end of March 2012 mainly due to reductions in equity related volatility. VaR relating to interest rate risk decreased from ¥4.08 billion at the end of March 2011 to ¥6.53 billion at the end of March 2012 mainly due to increased interest rate risk volatility. VaR relating to foreign exchange risk decreased from ¥4.53 billion at the end of March 2011 to ¥2.52 billion at the end of March 2011 mainly due to reductions in foreign exchange volatility.

Other Controls

In some business units or portfolios we use additional controls to control or limit risk taking activity. This may include the requirement for business units to fulfill additional conditions and/or seek additional approvals from senior management committees before the execution of certain types of transactions.

Stress Testing

The Nomura Group conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks, including non-linear behaviors. Stress testing for market risk is conducted daily and weekly, using various scenarios based upon features of trading strategies. We conduct stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact on the whole Group of market fluctuations.

Model Reviews

Models are used within the Nomura Group for valuation and risk management of trading positions, financial reporting, and regulatory and internal capital calculations. The Global Model Validation Group (“MVG”) validates the appropriateness and consistency of these models, functioning independently to those who design and build models. As part of this process, the MVG analyzes a number of factors to assess a model’s suitability and to quantify model risk through model reserves and capital adjustments.

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

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥11,951 million at the end of March 2012 and ¥15,327 million at the end of March 2013. The TOPIX closed at 854.35 points at the end of March 2012 and at 1,034.71 points at the end of March 2013. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The Nomura Group defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, the Nomura Group has set out basic principles in its Credit Risk Management Policy, a basic policy concerning credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to improve our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

The Nomura Group has been applying the Foundation Internal Rating Based Approach in calculating Credit Risk Weighted Asset for regulatory capital calculation since the end of March 2011. However, the Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Credit Risk Management Framework

Under the credit risk management framework, the GIRMC, upon delegation by the EMB, deliberates on and determines important matters concerning integrated risk management of the Nomura Group and accordingly has established important principles concerning credit risk management as described in the Credit Risk Management Policy and other documents. Also, GRMC deliberates on and determines important matters concerning credit risk management of the Nomura Group based on strategic risk allocation and risk appetite of the Nomura Group as determined by the GIRMC. Subject matters for the GRMC include discussion of significant transactions that require consideration for its risk management framework.

The Nomura Group has established an organizational structure with an appropriate system of check-and-balances under the CRO. The Credit Planning Unit is responsible for planning or implementation of amending, revising or abolishing Internal Rating Systems, including development, oversight and continuous revising of the Internal Rating Model.

The Credit Department, which is independent from the business units, conducts credit analysis, internal rating assignment, monitoring of credit risk profiles including credit concentration risk and others. Also, the Credit Risk Control Unit (“CRCU”), also independent from the business units and Credit Department, is responsible for monitoring operations, validation and others items for the Internal Rating System. Additionally, the Internal Audit Department audits the adequacy of credit risk management independently from these departments.

Method of Credit Risk Management

Internal Rating System

The Nomura Group has established an Internal Rating System to be a unified, exhaustive and objective framework to evaluate credit risk with reasonable manner. Internal Ratings consist of Obligor Ratings, which represent an assessment of an Obligor’s creditworthiness, Facility Ratings, which represent an assessment of potential unrecoverable loss for a facility in default and Specialised Lending (“SL”) Rating, which represents the assessment of probability of default of a given SL Transactions. Internal Ratings are classified into 20 grades, which consist of 17 non-default grades and 3 default grades based on creditworthiness.

Obligor Ratings are assigned in principle to obligors which fall into the scope of the credit risk-weighted assets calculation. In order to appropriately reflect the creditworthiness of obligors, Obligor Ratings are not only reviewed periodically at least once a year, but also are reviewed as soon as any significant change in the creditworthiness of the Obligor is identified. The Credit Department, which is functionally independent from the business units, is responsible for assigning Internal Ratings in order to ensure the sound process of rating assignment.

SL Ratings are assigned to each SL transaction and mapped to Slotting Criteria. Frequency and process of SL ratings reviews are conducted in almost the same manner with Obligor Ratings.

The CRCU, functionally independent from business units and the Credit Department, is responsible for validating the appropriateness of the Internal Rating System at least once a year. In addition, the Internal Audit, independent from all the divisions and business units mentioned above, is responsible for auditing the appropriateness of the overall Internal Rating System, as part of their review of credit risk management.

Management of Individual Credit Exposures

The Nomura Group’s main type of credit risk assets are credit exposure arising in derivatives transactions or securities financing transactions (“derivatives” in this section) with counterparties.

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

The exposure calculation model used for counterparty credit risk management, i.e., credit limit monitoring, has also been used for the IMM based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

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

We evaluate credit risk by “obligor groups” (i.e., by counterparty groups) when significant legal or economic relationships exist between counterparties which mitigate or increase our credit risk when compared to these individual counterparties if considered separately. Such relationships may exist through one counterparty owning a controlling financial interest in another, significant financing relationships existing between or among counterparties or if there are other indicators of significant financial interdependence between counterparties.

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the CRO and other Senior Managing Director(s) in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit risk is quantitatively-measured by a globally unified methodology. Credit risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to Counterparties in Derivatives Transactions

We measure our credit risk to counterparties in derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit limits are controlled through the risk management departments.

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

The credit exposures in our trading-related derivatives as of March 31, 2013 are summarized in the table below, showing as the fair value by counterparty credit rating and by remaining contract. The credit ratings are internally determined by our Credit Department.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
AAA	¥15	¥20	¥31	¥15	¥78	¥(102)	¥57	¥18	¥39
AA	137	193	230	153	364	(948)	129	44	85
A	423	574	488	375	1,446	(2,661)	645	108	537
BBB	89	105	127	78	315	(522)	192	113	79
BB and lower	69	54	63	25	431	(451)	191	274	(83)
Other(2)	63	69	110	214	220	(442)	234	20	214

Sub-total	796	1,015	1,049	860	2,854	(5,126)	1,448	577	871
Listed	447	224	12	2	—	(242)	443	6	437

Total	¥1,243	¥1,239	¥1,061	¥862	¥2,854	¥(5,368)	¥1,891	¥583	¥1,308

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 “Balance Sheet—Offsetting” is also included.
(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.

Exposure to certain European peripheral countries

During 2012 and continuing into 2013, the creditworthiness of several peripheral countries within the Eurozone such as Greece, Italy, Ireland, Portugal and Spain (“GIIPS” countries) has declined due to economic and fiscal weaknesses.

The worsening of financial, economic and structural issues in the GIIPS countries have adversely influenced major global financial markets. A sustained market/economic downturn can adversely affect our business and can result in substantial losses.

The table below presents information regarding this exposure as at March 31, 2013 as measured in accordance with our internal risk management policies. Country risk exposure under these policies is reported based on the location of the counterparty, issuer or underlier’s assets.

	Billions of yen
	March 31, 2013
	Net inventory exposures			Net counterparty exposures			Total gross funded exposure	Unfunded exposure(7)	Total gross exposure	Less: Hedges(8)	Total net exposure
	Debt securities(1)	Equity securities(2)	Equity and credit derivatives referencing GIIPS underlyings(3)	Loans(4)	Derivative contracts with GIIPS counterparties(5)	Securities financing transactions(6)
Greece	¥2	¥0	¥0	¥—	¥9	¥0	¥11	¥—	¥11	¥0	¥11
Sovereign	2	—	—	—	7	—	9	—	9	—	9
Non-sovereign(9)	0	0	0	—	2	0	3	—	3	0	2

Ireland	25	(0)	(3)	—	1	0	23	—	23	0	23
Sovereign	13	—	(1)	—	1	—	13	—	13	0	13
Non-sovereign(9)	12	(0)	(3)	—	0	0	10	—	10	0	10

Italy	113	4	(115)	—	56	1	59	—	59	64	(6)
Sovereign	98	—	(110)	—	25	0	13	—	13	63	(50)
Non-sovereign(9)	15	4	(5)	—	31	1	46	—	46	1	44

Portugal	7	(7)	(2)	—	0	0	(3)	—	(3)	4	(6)
Sovereign	6	—	(13)	—	—	—	(6)	—	(6)	2	(8)
Non-sovereign(9)	0	(7)	11	—	0	0	4	—	4	2	2

Spain	74	28	(57)	3	13	6	67	2	68	3	65
Sovereign	74	—	(17)	—	6	—	62	—	62	1	61
Non-sovereign(9)	0	28	(40)	3	8	6	4	2	6	1	4

Total	¥220	¥24	¥(177)	¥3	¥80	¥7	¥157	¥2	¥158	¥71	¥88
Sovereign	192	—	(141)	—	39	0	91	—	91	66	25
Non-sovereign(9)	28	24	(36)	3	41	7	66	2	68	5	63

(1)	Fair value amounts of long and short debt securities by GIIPS issuers and also includes GIIPS collateral with a fair value of ¥ nil billion used in open repo-to-maturity transactions.
(2)	Fair value amounts of long and short equity securities by GIIPS issuers.
(3)	Net derivatives entered into for market-making and trading purposes which reference GIIPS underlyings and includes both single-name credit default swaps (“CDS”) and other credit derivatives referencing baskets of reference assets, indices or other multiple underlyings. Amounts disclosed are calculated based on notional amounts of the derivatives assuming zero recovery as adjusted for fair value movements.

Where derivative contracts cover multiple underlyings, including one or more GIIPS countries or both sovereign and non-sovereign underlyings in these countries, the relevant derivatives are disaggregated into their constituent single names for reporting in the table. Exposure for each single name is calculated as the change in mark to market of the product, based on an internally developed model, given the instantaneous default of the relevant reference credit and assuming zero recovery. No specific assumptions are made regarding the order of defaults or collateral coverage. This methodology results in an accurate measure of exposure for each relevant single name but has certain limitations when amounts are aggregated across numerous reference credits for tranched products. For junior tranches, this approach may result in disclosure of aggregate exposure amounts in excess of the maximum possible impact to Nomura under the relevant derivative contract. Conversely, for more senior tranches, our actual exposure may be higher than the aggregate amounts disclosed in the table in the event of a large number of simultaneous defaults.

(4)	Fair value amounts of loans to GIIPS counterparties.
(5)	Derivatives with GIIPS counterparties which are shown net by counterparty and after deduction of cash collateral received of ¥365.2 billion.
(6)	Fair value amounts of repurchase agreements and securities borrowing and lending transactions when are shown net by counterparty and after deduction of securities collateral and cash margin received of ¥689.6 billion.
(7)	Notional amount of unfunded loan commitments with GIIPS borrowers. These commitments are generally extended either for relationship purposes or as part of our leverage and acquisition finance activities and will expire by June 1, 2016. The borrowers are typically not permitted to draw down on the facilities if a default event such as insolvency or failure to pay occurs or if material misrepresentations have been made to Nomura.
(8)	Hedges consist primarily of single-name CDS contracts where Nomura has purchased net protection against GIIPS net counterparty credit exposures. Amounts disclosed are calculated based on notional amounts of the contracts assuming zero recovery as adjusted for fair value movements. The counterparties to these transactions are non-GIIPS counterparties which are rated as investment grade using Nomura’s internal credit rating methodology. Nomura will attempt to match the reference assets and maturity of the CDS hedges to the underlying exposure against which they are hedging. In certain situations, however, hedges of equivalent duration may not be available in the market and therefore a maturity mismatch may exist. These mismatches are actively monitored and managed by Nomura.
(9)	Non-sovereign counterparties are primarily financial institutions located in these countries.

Amounts reported in net inventory exposures and hedges include single-name CDS contracts where Nomura has either purchased or sold credit protection on a single name GIIPS underlying. The following table presents the gross notional value and fair value of these contracts by relevant GIIPS country and by type of underlying.

	Billions of yen
	March 31, 2013
	Purchased protection		Sold protection
	Notional value	Fair value	Notional value	Fair value
Greece
Sovereign	¥—	¥—	¥—	¥—
Non-sovereign	71	3	73	(3)

	71	3	73	(3)

Ireland
Sovereign	205	3	211	(3)
Non-sovereign	84	(8)	82	9

	289	(5)	293	5

Italy
Sovereign	1,930	180	1,913	(185)
Non-sovereign	523	20	548	(20)

	2,452	200	2,461	(205)

Portugal
Sovereign	210	15	196	(15)
Non-sovereign	224	(0)	230	2

	434	15	426	(13)

Spain
Sovereign	801	54	977	(70)
Non-sovereign	424	3	419	(3)

	1,225	57	1,396	(74)

Total
Sovereign	3,145	252	3,297	(273)
Non-sovereign	1,326	18	1,352	(16)

	¥4,471	¥270	¥4,649	¥(289)

These notional and fair value amounts are not representative of Nomura’s overall exposure as they exclude the impact of master netting agreements and collateralization arrangements in place with the counterparties to these transactions. See Note 3 “Derivative instruments and hedging activities” in our consolidated financial statements included in this annual report for more information around the nature of Nomura’s credit derivative activities, including the nature of payout or trigger events under these contracts.

In addition to the above direct exposures to these countries, Nomura also has indirect exposures to these countries as follows:

•

We have exposure to other European sovereign and non-sovereign counterparties such as entities in France, Germany and the UK who themselves may have significant exposures to these countries. We consider this indirect exposure to GIIPS as part of our usual credit risk management monitoring procedures for these exposures;

•

We have exposure to redenomination risk if the Euro is no longer used as the currency unit in one or more GIIPS or other Eurozone countries. Redenomination risk arises when obligations of that country are redenominated from Euro into a local currency, the local currency devalues against the Euro and other major global currencies which impacts upon other securities, contracts we have and the wider markets. Nomura monitors and manages redenomination risk through scenario analyses which quantify the potential impact on our GIIPS exposures; and

•

We have additional exposure to replacement risk arising from financial instruments entered into with GIIPS counterparties. Replacement risk arises if a GIIPS counterparty defaults and we are required to replace the transaction at additional cost to Nomura. Such replacement costs may arise if exposures to hedge are large or on illiquid financial instruments. We manage and mitigate replacement risk relating to GIIPS counterparties by monitoring exposures on selected counterparties that we believe represent the greatest risk, identifying any significant concentration of risks in order to reduce exposures when possible and being prepared to put in place a pre-emptive plan of action if such an event occurs.

Operational Risk Management

Overview of Operational Risk Management

In our Operational Risk Management Policy, we define operational risk as the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to our reputation if caused by an Operational Risk. As defined by the “Regulations for System Risk Management”, System Risk is considered to be a component of Operational Risk as defined above.

Operational Risk Principles

The Nomura Group adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business units which owns and manages its risks

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

Operational Risk Management Framework

We have established an Operational Risk Management Framework in order to allow us to identify, assess, manage, monitor and report on Operational Risk. Operational Risk Appetite is defined through a mixture of qualitative appetite statements and quantitative measures utilising key components of the Operational Risk Management Framework.

This framework is set out below:

Infrastructure of the framework

•	Policy framework: Sets minimum standards for operational risk and details how to monitor adherence to these standards

•	Training and awareness: Action taken by ORM to improve business understanding of ORM

Products and Services

•	Scenario analysis: Process to identify high impact, low probability ‘tail events’

•	Event reporting: Process to obtain information on and learn from actual events impacting on the Company and relevant external events

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks

•	Risk and Control Self Assessment (“RCSA”): Risk and Control Self Assessment process to identify key risks, controls and action plans

Outputs

•	Analysis and reporting: Key aspect of ORM role to analyze and report on ORM information and work with business units to develop actions

•	Operational risk capital calculation: Calculate operational risk capital under Basel II provisions and allocate to business units to improve the efficiency on profit vs risks

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

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees payable by ADR Holders

The following table shows the fees and charges that a holder of the Company’s ADR may have to pay, either directly or indirectly:

Type of Services:	Amount of Fee (U.S. Dollars)
Taxes and other governmental charges	As applicable. The depositary may offset any taxes or governmental charges it is obligated to withhold, if applicable, against the proceeds from sale of the property received.

Transfers of the Company’s shares to or from the name of the depositary (or its nominee) or the Custodian (or its nominee) in connection with deposits or withdrawals	Such registration fees as may be in effect for the registration of transfers of the Company’s shares on the Company’s share register (or any entity that presently carries out the duties of registrar)

Cable, telex and facsimile transmission expenses	As applicable

Expenses incurred by the depositary in the conversion of foreign currency	As applicable

Execution and delivery of Receipts in connection with deposits, stock splits or exercise of subscription rights	$5.00 or less per 100 ADSs (or portion thereof)

Surrender of Receipts in connection with a withdrawal or termination of the Deposit Agreement	$5.00 or less per 100 ADSs (or portion thereof)

Any cash distribution pursuant to the Deposit Agreement, including, but not limited to, cash distribution(s) made in connection with: cash dividends; distributions in securities, property or subscription rights; and stock splits.

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

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2012 to March 31, 2013, the Bank of New York Mellon has waived a total of $160,054.72 in fees (including $27,719.90 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2013, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2013, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2013. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2013. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March  31, 2013 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Tsuguoki Fujinuma, a member of the Audit Committee, is an “audit committee financial expert” as such term is defined by the General Instructions for Item 16A of Form 20-F. Additionally, Mr. Fujinuma meets the independence requirements applicable to him under Section 303A.06 of the NYSE Listed Company Manual. For a description of his business experience, see Item 6.A of this annual report.

Item 16B. Code of Ethics

On March 5, 2004, the Company adopted the “Code of Ethics of Nomura Group” which includes the “Code of Ethics for Financial Professionals” applicable to our financial professionals including the Company’s principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountants for SEC reporting purposes for the last eleven fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Fees, such as advisory work for risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2012	2013
Audit Fees	¥3,002	¥2,901
Audit-Related Fees	217	64
Tax Fees	128	57
All Other Fees	120	777

Total	¥3,467	¥3,799

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company does not avail itself of any exemption from the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the fiscal year ended March 31, 2013, we acquired 19,209 shares of our common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares. For an explanation of the right of our shareholders to demand such repurchases by us, see “Common Stock” under Item 10.B of this annual report. As of March 31, 2013, we had 3,710,960,252 outstanding shares excluding 111,602,349 shares as treasury stock.

We had not established share buyback programs nor purchased our common stock utilizing the programs during the year ended March 31, 2013.

On April 26, 2013, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program was from May 8, 2013 to May 31, 2013, and we were authorized to purchase up to 40,000,000 shares of our common stock or to a maximum of ¥35,000,000,000. On May 10, 2013, we announced that the aggregate number of shares repurchased through this buyback program was 40,000,000 shares and the aggregate value of shares repurchased was ¥32,470,386,300.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the fiscal year ended March 31, 2013.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2012	889	352	—	—
May 1 to 31, 2012	956	303	—	—
June 1 to 30, 2012	1,043	271	—	—
July 1 to 31, 2012	1,736	277	—	—
August 1 to 31, 2012	1,856	278	—	—
September 1 to 30, 2012	1,008	283	—	—
October 1 to 31, 2012	1,471	276	—	—
November 1 to 30, 2012	1,182	305	—	—
December 1 to 31, 2012	2,213	373	—	—
January 1 to 31, 2013	1,859	498	—	—
February 1 to 28, 2013	2,918	529	—	—
March 1 to 31, 2013	2,078	566	—	—

Total	19,209	386	—	—

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

As of May 31, 2013, 3,695,023,003 shares of Nomura Holdings were outstanding, excluding 127,539,598 shares held as treasury stock.

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

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company. The information set forth below is current as of the date of this annual report.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
A NYSE-listed U.S. company must have a majority of Directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

Under the Companies Act, a company which adopts the Committee System is not required to have a majority of outside directors, but is required to have a majority of outside directors on each of the audit, nomination and compensation committees. An outside director is defined under the Companies Act as a non-executive director who does not currently assume, and has never assumed, the position of executive director, executive officer, manager or employee of the company or its subsidiaries.

The Company, while meeting the requirements of the Companies Act, has six outside directors among its eleven Directors.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, the Company is not required to hold such executive sessions for its outside directors.

A NYSE-listed U.S. company must have an audit committee that satisfies the requirements under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	The Company has an Audit Committee consisting of three Directors, all of whom are independent directors under Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The Audit Committee is in charge of monitoring the performance of the Directors and Executive Officers of the Company and to propose the appointment or dismissal of its independent auditors and accounting firm. The Audit Committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	The Company has a Nomination Committee consisting of three Directors, two of whom are outside directors. The Nomination Committee is in charge of proposing to the meeting of shareholders the election or dismissal of Directors of the Company.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	The Company has a Compensation Committee consisting of three Directors, two of whom are outside directors. The Compensation Committee is in charge of determining the compensation of each Director and Executive Officer of the Company.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of the Company’s Directors and Executive Officers (including stock options in the form of stock acquisition rights as equity compensation) and makes determinations in accordance with that compensation policy. Under the Companies Act, stock options are deemed to be compensation for the services performed by the Company’s Directors and Executive Officers.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2

Share Handling Regulations of the registrant (English translation) (filed on April 7, 2010 as an exhibit to the Registration Statement on Form S-8 (File No. 333-165925) and incorporated herein by reference)

1.3

Regulations of the Board of Directors of the registrant (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.4	Regulations of the Nomination Committee (English translation) (filed on June 30, 2009 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.5	Regulations of the Audit Committee (English translation) (filed on June 30, 2009 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.6	Regulations of the Compensation Committee (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1

Form of Deposit Agreement among the registrant, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on April 28, 2010 as an exhibit to the Registration Statement on Form F-6 (File No. 333-166346) and incorporated herein by reference)

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Masahiro Sakane, Toshinori Kanemoto, Tsuguoki Fujinuma and Takao Kusakari entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

Pursuant to Regulation S-X, Rule 3-09, this annual report contains the consolidated financial statements of Nomura Research Institute, Ltd. (“NRI”), an equity method affiliate of Nomura Holdings, Inc. (“Company”). The consolidated financial statements of NRI contained herein, which are as of March 31, 2012 and 2013 and for the years ended March 31, 2011, 2012 and 2013, have been prepared in accordance with accounting principles generally accepted in Japan. The equity of the Company and its consolidated subsidiaries in the income before income taxes of NRI exceeded 20%, but did not exceed 30%, of such income of the Company and its consolidated subsidiaries for the year ended March 31, 2012, while such percentages for the years ended March 31, 2011 and 2013 did not exceed 20%. The Company and its consolidated subsidiaries’ investments in and advances to NRI did not exceed 20% of the total assets of the Company and its consolidated subsidiaries as of March 31, 2011, 2012 or 2013. Accordingly, pursuant to Regulation S-X, Rule 3-09 as well as Item 17 of Form 20-F, of the consolidated financial statements of NRI contained herein, only those as of and for the year ended March 31, 2012 have been audited in accordance with auditing standards generally accepted in the United States.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 27, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nomura Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2013 and our report dated June 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 27, 2013

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2012	2013
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥1,070,520	¥805,087
Time deposits	653,462	577,921
Deposits with stock exchanges and other segregated cash	229,695	269,744

Total cash and cash deposits	1,953,677	1,652,752

Loans and receivables:
Loans receivable (including ¥458,352 million and ¥524,049 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	1,293,372	1,575,494
Receivables from customers	58,310	63,792
Receivables from other than customers	864,629	992,847
Allowance for doubtful accounts	(4,888)	(2,258)

Total loans and receivables	2,211,423	2,629,875

Collateralized agreements:
Securities purchased under agreements to resell (including ¥752,407 million and ¥997,788 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	7,662,748	8,295,372
Securities borrowed	6,079,898	5,819,885

Total collateralized agreements	13,742,646	14,115,257

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,732,118 million and ¥7,707,813 million in 2012 and 2013, respectively; including ¥16,548 million and ¥19,970 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	13,921,639	17,037,191
Private equity investments (including ¥53,635 million and ¥44,134 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	201,955	87,158

Total trading assets and private equity investments	14,123,594	17,124,349

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,804 million and ¥355,831 million in 2012 and 2013, respectively)	1,045,950	428,241
Non-trading debt securities	862,758	920,611
Investments in equity securities	88,187	123,490
Investments in and advances to affiliated companies	193,954	345,705
Other (including ¥1,627 million and ¥1,632 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	1,475,123	602,159

Total other assets	3,665,972	2,420,206

Total assets	¥35,697,312	¥37,942,439

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2012	2013
LIABILITIES AND EQUITY
Short-term borrowings (including ¥153,497 million and ¥77,036 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	¥1,185,613	¥738,445
Payables and deposits:
Payables to customers	764,857	476,705
Payables to other than customers	767,860	864,962
Deposits received at banks	904,653	1,072,134

Total payables and deposits	2,437,370	2,413,801

Collateralized financing:
Securities sold under agreements to repurchase (including ¥307,083 million and ¥264,767 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	9,928,293	12,444,317
Securities loaned	1,700,029	2,158,559
Other secured borrowings	890,952	806,507

Total collateralized financing	12,519,274	15,409,383

Trading liabilities	7,495,177	8,491,296
Other liabilities (including ¥4,246 million and ¥2,360 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	1,165,901	978,163
Long-term borrowings (including ¥1,925,421 million and ¥1,664,536 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	8,504,840	7,592,368

Total liabilities	33,308,175	35,623,456

Commitments and contingencies (Note 22)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares in 2012 and 2013 Issued—3,822,562,601 shares in 2012 and 2013 Outstanding—3,663,483,895 shares in 2012 and 3,710,960,252 shares in 2013	594,493	594,493
Additional paid-in capital	698,771	691,264
Retained earnings	1,058,945	1,136,523
Accumulated other comprehensive income (loss)	(145,149)	(57,395)

Total NHI shareholder’s equity before treasury stock	2,207,060	2,364,885
Common stock held in treasury, at cost—159,078,706 shares in 2012 and 111,602,349 shares in 2013	(99,819)	(70,514)

Total NHI shareholders’ equity	2,107,241	2,294,371

Noncontrolling interests	281,896	24,612
Total equity	2,389,137	2,318,983

Total liabilities and equity	¥35,697,312	¥37,942,439

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

	Billions of yen
	March 31
	2012	2013
Cash and cash deposits	¥52	¥13
Trading assets and private equity investments	999	695
Other assets	555	93

Total assets	¥1,606	¥801

Trading liabilities	¥42	¥21
Other liabilities	35	11
Borrowings	992	458

Total liabilities	¥1,069	¥490

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2011	2012	2013
Revenue:
Commissions	¥405,463	¥347,135	¥359,069
Fees from investment banking	107,005	59,638	62,353
Asset management and portfolio service fees	143,939	144,251	141,029
Net gain on trading	336,503	272,557	367,979
Gain on private equity investments	19,292	25,098	8,053
Interest and dividends	346,103	435,890	394,007
Gain (loss) on investments in equity securities	(16,677)	4,005	38,686
Other	43,864	563,186	708,767

Total revenue	1,385,492	1,851,760	2,079,943
Interest expense	254,794	315,901	266,312

Net revenue	1,130,698	1,535,859	1,813,631

Non-interest expenses:
Compensation and benefits	518,993	534,648	547,591
Commissions and floor brokerage	92,088	93,500	91,388
Information processing and communications	182,918	177,148	179,904
Occupancy and related depreciation	87,843	100,891	91,545
Business development expenses	30,153	48,488	49,010
Other	125,448	496,227	616,463

Total non-interest expenses	1,037,443	1,450,902	1,575,901

Income before income taxes	93,255	84,957	237,730

Income tax expense	61,330	58,903	132,039

Net income	¥31,925	¥26,054	¥105,691

Less: Net income (loss) attributable to noncontrolling interests	3,264	14,471	(1,543)

Net income attributable to NHI shareholders	¥28,661	¥11,583	¥107,234

	Yen
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥7.90	¥3.18	¥29.04

Diluted—
Net income attributable to NHI shareholders per share	¥7.86	¥3.14	¥28.37

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2011	2012	2013
Net income	¥31,925	¥26,054	¥105,691
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(24,151)	(13,801)	74,301
Defined benefit pension plans:
Pension liability adjustment	4,074	(4,203)	8,702
Deferred income taxes	(1,542)	1,548	(3,007)

Total	2,532	(2,655)	5,695

Non-trading securities:
Net unrealized gain on non-trading securities	—	1,339	17,283
Deferred income taxes	—	(498)	(4,650)

Total	—	841	12,633

Total other comprehensive income (loss)	(21,619)	(15,615)	92,629

Comprehensive income	10,306	10,439	198,320
Less: Comprehensive income attributable to noncontrolling interests	2,209	14,309	3,332

Comprehensive income (loss) attributable to NHI shareholders	¥8,097	¥(3,870)	¥194,988

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2011	2012	2013
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	635,828	646,315	698,771
Issuance of common stock	—	30,356	—
Gain (loss) on sales of treasury stock	3,191	719	(1,798)
Issuance and exercise of common stock options	7,296	19,466	(5,700)
Purchase / sale of subsidiary shares, net	—	1,915	(9)

Balance at end of year	646,315	698,771	691,264

Retained earnings
Balance at beginning of year	1,074,213	1,069,334	1,058,945
Cumulative effect of change in accounting principle(1)	(4,734)	—	—
Net income attributable to NHI shareholders	28,661	11,583	107,234
Cash dividends	(28,806)	(21,972)	(29,656)

Balance at end of year	1,069,334	1,058,945	1,136,523

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(74,330)	(97,426)	(110,652)
Net change during the year	(23,096)	(13,226)	71,777

Balance at end of year	(97,426)	(110,652)	(38,875)

Defined benefit pension plans
Balance at beginning of year	(34,802)	(32,270)	(35,132)
Pension liability adjustment	2,532	(2,862)	6,614

Balance at end of year	(32,270)	(35,132)	(28,518)

Non-trading securities
Balance at beginning of year	—	—	635
Net unrealized gain on non-trading securities	—	635	9,363

Balance at end of year	—	635	9,998

Balance at end of year	(129,696)	(145,149)	(57,395)

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2011	2012	2013
Common stock held in treasury
Balance at beginning of year	(68,473)	(97,692)	(99,819)
Repurchases of common stock	(37,378)	(8,944)	(7)
Sales of common stock	4	1	1
Common stock issued to employees	8,155	6,693	29,507
Other net change in treasury stock	—	123	(196)

Balance at end of year	(97,692)	(99,819)	(70,514)

Total NHI shareholders’ equity
Balance at end of year	2,082,754	2,107,241	2,294,371

Noncontrolling interests
Balance at beginning of year	6,085	8,882	281,896
Cash dividends	(100)	(2,760)	(3,422)
Net income (loss) attributable to noncontrolling interests	3,264	14,471	(1,543)
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(1,055)	(575)	2,524
Net unrealized gain on non-trading securities	—	206	3,270
Pension liability adjustment	—	207	(919)
Purchase / sale of subsidiary shares, net	0	271,515	(247,782)
Other net change in noncontrolling interests	688	(10,050)	(9,412)

Balance at end of year	8,882	281,896	24,612

Total equity
Balance at end of year	¥2,091,636	¥2,389,137	¥2,318,983

(1)	Cumulative effect of change in accounting principle for the year ended March 31, 2011 is an adjustment to initially apply Accounting Standards Update (“ASU”) No. 2009-17 “Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2011	2012	2013
Cash flows from operating activities:
Net income	¥31,925	¥26,054	¥105,691
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	75,587	100,572	91,493
Stock option expenses	18,638	26,869	21,955
(Gain) loss on investments in equity securities	16,677	(4,005)	(38,686)
Equity in earnings of affiliates, net of dividends received	(6,800)	(969)	(13,003)
Loss on disposal of office buildings, land, equipment and facilities	6,348	5,351	17,641
Deferred income taxes	55,199	37,772	53,957
Changes in operating assets and liabilities:
Time deposits	(155,251)	(318,104)	137,526
Deposits with stock exchanges and other segregated cash	(67,738)	(39,225)	(9,461)
Trading assets and private equity investments	(1,481,908)	971,327	(1,448,489)
Trading liabilities	1,206,394	(1,058,445)	248,019
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	327,668	980,156	1,375,929
Securities borrowed, net of securities loaned	(446,152)	(508,844)	863,511
Other secured borrowings	(160,031)	(271,498)	(84,444)
Loans and receivables, net of allowance for doubtful accounts	(354,691)	28,933	(238,318)
Payables	319,506	218,915	(305,672)
Bonus accrual	(8,802)	(13,356)	31,415
Accrued income taxes, net	(26,174)	5,055	50,019
Other, net	414,515	104,305	(309,582)

Net cash provided by (used in) operating activities	(235,090)	290,863	549,501

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(186,350)	(182,568)	(271,975)
Proceeds from sales of office buildings, land, equipment and facilities	109,888	120,435	147,653
Payments for purchases of investments in equity securities	(221)	(138)	(319)
Proceeds from sales of investments in equity securities	3,247	5,485	3,741
(Increase) decrease in loans receivable at banks, net	(60,350)	30,591	22,189
Increase in non-trading debt securities, net	(286,013)	(968)	(54,237)
Business combinations or disposals, net	5,570	35,597	(5,919)
Decrease (increase) in investments in affiliated companies, net	(8,936)	2,146	(1,391)
Other, net	(49)	(638)	(228)

Net cash provided by (used in) investing activities	(423,214)	9,942	(160,486)

Cash flows from financing activities:
Increase in long-term borrowings	2,267,658	2,015,446	1,930,357
Decrease in long-term borrowings	(1,188,034)	(2,883,078)	(2,330,509)
Decrease in short-term borrowings, net	(97,282)	(56,383)	(416,174)
Increase in deposits received at banks, net	368,354	117,047	129,384
Proceeds from sales of common stock held in treasury	8	10	56
Payments for repurchases of common stock held in treasury	(37,378)	(8,287)	(7)
Payments for cash dividends	(29,083)	(29,066)	(14,730)

Net cash provided by (used in) financing activities	1,284,243	(844,311)	(701,623)

Effect of exchange rate changes on cash and cash equivalents	(26,246)	(6,314)	47,175

Net increase (decrease) in cash and cash equivalents	599,693	(549,820)	(265,433)
Cash and cash equivalents at beginning of the year	1,020,647	1,620,340	1,070,520

Cash and cash equivalents at end of the year	¥1,620,340	¥1,070,520	¥805,087

Supplemental information:
Cash paid during the year for—
Interest	¥259,679	¥338,802	¥296,643

Income tax payments, net	¥32,305	¥16,076	¥28,063

Non cash activities—

Business acquisitions:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥2,132,740 million and ¥1,784,621 million, respectively, for the year ended March 31, 2012.

Business dispositions:

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥1,488,853 million and ¥1,166,556 million, respectively, for the year ended March 31, 2013.

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

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to various institutions, provides investment banking services such as the underwriting of debt and equity securities as well as mergers and acquisitions and financial advice and invests in private equity businesses and seeks to maximize returns on these investments by increasing the corporate value of investee companies.

Basis of presentation—

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

These consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders. For certain VIE that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, Nomura is the primary beneficiary when it holds an interest that will absorb a majority of the expected losses or a majority of the expected residual returns of the entity, or both.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported within Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported within Trading assets or Private equity investments or Other assets—Other. Investments undertaken by Nomura’s merchant banking business are reported within Private equity investments and Other assets—Other. Other investments are

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reported within Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.

Certain entities in which Nomura has a financial interest are investment companies under ASC 946. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

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

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

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

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2012 and March 31, 2013 were ¥39,797 million and ¥nil, respectively.

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

Nomura adopted Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”) from January 1, 2012 and certain Japanese securities lending transactions undertaken after adoption date were accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 were no longer be met. The agreements governing these transactions included varying margining requirements, but the amount of cash Nomura borrows from its counterparties was typically less than the fair value of securities Nomura lends. The amount of the “haircut” was set by percentages agreed between the two parties. Following adoption of ASU 2011-03, the levels of cash collateral, haircuts and ongoing margining received by Nomura in these transactions are now irrelevant in determining whether these should be accounted for as sales or secured borrowings.

However, since the amendments were to be applied prospectively, any outstanding transactions as of adoption date continued to be reported as sales through until maturity.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of securities derecognized from the consolidated balance sheets under this type of securities lending transaction as of March 31, 2012 and March 31, 2013 were ¥1,930 million and ¥nil, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). The change in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measure of hedge effectiveness and is reported in the consolidated statements of income within Revenue—Other.

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

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were ¥552 million and ¥406 million as of March 31, 2012 and March 31, 2013, respectively.

See Note 9 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities not delivered to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥nil and ¥258,604 million as of March 31, 2012 and March 31, 2013, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due. The net payable arising from unsettled securities transactions reported within Payables to other than customers was ¥396,116 million and ¥nil as of March 31, 2012 and March 31, 2013, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2012 and 2013.

	Millions of yen
	March 31
	2012	2013
Land	¥594,146	¥93,800
Office buildings	235,995	104,320
Equipment and facilities	60,840	52,644
Software	141,069	161,469
Construction in progress	13,900	16,008

Total	¥1,045,950	¥428,241

Depreciation and amortization charges are generally computed using the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. The estimated useful lives for significant asset classes are as follows:

Office buildings	5 to 50 years
Equipment and facilities	2 to 20 years
Software	Up to 5 years

Depreciation and amortization is reported within Non-interest expenses—Information processing and communications in the amount of ¥52,455 million, ¥54,083 million, ¥55,992 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥23,132 million, and ¥46,489 million, and ¥35,501 million for the years ended March 31, 2011, 2012 and 2013, respectively.

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

Nomura recorded non-cash impairment charges of ¥1,532 million, and ¥3,135 million, and ¥5,455 million substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2011, 2012 and 2013, respectively. The current year impairment was primarily attributable to a decline in profitability of certain land and buildings. These losses are reported in the consolidated statements of income within Non-interest expenses—Other and within Other in Nomura’s segment reporting. The revised carrying values of these assets were based on the estimated fair value of the assets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥69,552 million and ¥18,635 million, respectively, as of March 31, 2012 and ¥84,739 million and ¥38,751 million, respectively, as of March 31, 2013.

Other non-trading debt and equity securities—

Certain non-trading subsidiaries within Nomura and an insurance subsidiary which was acquired during the year ended March 31, 2012 hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by non-trading subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value reported within Revenue—Other in the consolidated statements of income. Non-trading securities held by the insurance subsidiary are also carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are reported within Revenue—Other in the consolidated statements of income.

Where the fair value of non-trading securities held by Nomura’s insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost reported within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also reported within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not expect to sell or be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is reported in the consolidated statements of income and any non-credit loss component reported within Other comprehensive income (loss) in the consolidated statements of comprehensive income.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based awards such as Stock Acquisition Rights (“SARs”) which are expected to be settled by the delivery of the Company’s shares are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Multi-Year Performance Deferral (“MYPD”) awards which contain certain performance conditions are also classified as equity awards because these are expected to result in the issuance of SARs.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Other awards such as Notional Index Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International and which are expected to be cash settled are also effectively classified as liability awards. Liability awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of the Company’s shares or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the vesting period. For MYPD awards with performance conditions, compensation expense is also recognized over the requisite service period to the extent it is probable that the performance conditions will be met. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

See Note 16 “Deferred compensation plans” for further information regarding these types of awards.

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

Goodwill and intangible assets—

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more-likely-than-not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the first step, the current estimated fair value of the reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value.

Intangible assets not subject to amortization are also tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during interim periods if events or circumstances indicate there may be impairment. The current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value. Intangible assets with finite lives are amortized over current estimated useful lives.

See Note 12 “Other assets—Other/Other liabilities” for further information regarding goodwill and intangible assets.

Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment.

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities at the earlier of the date an appropriately detailed restructuring plan is approved by regional executive management or the terms of the involuntary terminations are communicated to employees potentially affected. Contractual termination benefits included in an employee’s contract of employment that is triggered by the occurrence of a specific event are recognized during the period in which it is probable that Nomura has incurred a liability and the amount of the liability can be reasonably estimated. A one-time termination benefit is established by a plan of termination that applies to a specified termination event and is recognized when an appropriately detailed restructuring plan is approved by regional executive management and the terms of the involuntary terminations are communicated to those employees potentially affected by the restructuring.

New accounting pronouncements adopted during the current year—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2013:

Goodwill impairment testing

In September 2011, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2011-08 “Testing Goodwill for Impairment” (“ASU 2011-08”). These amendments simplify goodwill impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the quantitative two-step goodwill impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required, whereas prior guidance required the quantitative test at least on annual basis.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ASU 2011-08 is effective prospectively for goodwill impairment tests performed in fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura adopted ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, these amendments have not had, and are not expected to have, a material impact on these consolidated financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Presentation of Comprehensive Income” (“ASU 2011-05”). These amendments revise the manner in which entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

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

Nomura adopted ASU 2011-05 from April 1, 2012 excluding those aspects that are deferred by ASU 2011-12. Because these amendments only change how comprehensive income is presented within these consolidated financial statements rather than changing whether an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, these amendments have not had, and are not expected to have, a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Testing indefinite-lived intangible assets for impairment

In July 2012, the FASB issued ASU 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”). These amendments simplify indefinite-lived intangible assets impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that an indefinite-lived intangible asset fair value is less than its carrying amount, the quantitative test is not required.

ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

Nomura will adopt ASU 2012-02 from April 1, 2013. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, they are not expected to have a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) through issuance of ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), and issued a related amendment in January 2013 through ASU 2013-01 “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”). These amendments require an entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 and ASU 2013-01 are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura will adopt ASU 2011-11 and ASU 2013-01 from April 1, 2013. Because these amendments only require enhanced disclosures rather than change the guidance around when assets and liabilities can be offset, they are not expected to have a material impact on these consolidated financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income

In February 2013, the FASB issued amendments to ASC 220-10 “Comprehensive Income—Overall” through issuance of ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). The amendments require an entity to disclose additional information about amounts reclassified out of accumulated other comprehensive income, including changes in accumulated other comprehensive income balances by component of accumulated other comprehensive income and information about significant items reclassified out of accumulated other comprehensive income. ASU 2013-02 supersedes the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 and ASU 2011-12.

ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, with early adoption permitted.

Nomura will adopt ASU 2013-02 from April 1, 2013. Because these amendments only require changes in presentation and disclosure of amounts reclassified out of accumulated other comprehensive income rather than change the guidance regarding recognition of such amounts, they are not expected to have a material impact on these consolidated financial statements.

Release of cumulative translation adjustment amounts

In March 2013, the FASB issued amendments to ASC 810-10 “Consolidation—Overall” and ASC 830-30 “Foreign Currency Matters—Translation of Financial Statements” through issuance of ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The amendments resolve diversity in practice about whether guidance in ASC 810 or ASC 830 applies to the release of cumulative translation adjustment (“CTA”) amounts into earnings when a parent sells part or all of its investment in a foreign entity (or no longer holds a controlling financial interest in a subsidiary).

ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura currently plans to adopt ASU 2013-05 from April 1, 2014 and is currently evaluating the potential impact it may have on these consolidated financial statements.

Determination of investment company status

In June 2013, the FASB issued amendments to ASC 946 through issuance of ASU 2013-08 “Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU 2013-08”). These amendments change the definition of an investment company, which is an entity that is required to measure its investments at fair value, including controlling financial interests in investees that are not investment companies. ASU 2013-08 also requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting and also introduces certain additional disclosures, including information about financial support provided, or contractually required to be provided, by an investment company to any of its investees.

ASU 2013-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption not permitted.

Nomura will adopt ASU 2013-08 from April 1, 2014 and is currently evaluating the potential impact it may have on these consolidated financial statements.

2. Fair value measurements:

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2012 and 2013 within the fair value hierarchy.

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥745	¥1,194	¥125	¥—	¥2,064
Private equity investments(3)	—	—	202	—	202
Japanese government securities	2,143	—	—	—	2,143
Japanese agency and municipal securities	—	151	10	—	161
Foreign government, agency and municipal securities	3,072	1,185	37	—	4,294
Bank and corporate debt securities and loans for trading purposes	—	1,276	62	—	1,338
Commercial mortgage-backed securities (“CMBS”)	—	135	8	—	143
Residential mortgage-backed securities (“RMBS”)	—	2,010	5	—	2,015
Real estate-backed securities	—	1	91	—	92
Collateralized debt obligations (“CDO”) and other(4)	—	103	20	—	123
Investment trust funds and other	95	85	9	—	189

Total trading assets and private equity investments	6,055	6,140	569	—	12,764

Derivative assets(5)
Equity contracts	584	937	82	—	1,603
Interest rate contracts	14	18,850	57	—	18,921
Credit contracts	0	1,650	214	—	1,864
Foreign exchange contracts	0	1,229	131	—	1,360
Commodity contracts	1	3	0	—	4
Netting	—	—	—	(22,392)	(22,392)

Total derivative assets	599	22,669	484	(22,392)	1,360

Subtotal	¥6,654	¥28,809	¥1,053	¥(22,392)	¥14,124

Loans and receivables(6)	—	447	11	—	458
Collateralized agreements(7)	—	752	—	—	752
Other assets
Non-trading debt securities	680	177	6	—	863
Other(3)	216	6	72	—	294

Total	¥7,550	¥30,191	¥1,142	¥(22,392)	¥16,491

Liabilities:
Trading liabilities
Equities	¥579	¥413	¥0	¥—	¥992
Japanese government securities	2,624	—	—	—	2,624
Foreign government, agency and municipal securities	1,800	490	—	—	2,290
Bank and corporate debt securities	—	233	1	—	234
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	43	3	—	—	46

Total trading liabilities	5,046	1,140	1	—	6,187

Derivative liabilities(5)
Equity contracts	617	1,016	68	—	1,701
Interest rate contracts	12	18,708	96	—	18,816
Credit contracts	0	1,727	225	—	1,952
Foreign exchange contracts	0	1,297	113	—	1,410
Commodity contracts	1	4	0	—	5
Netting	—	—	—	(22,576)	(22,576)

Total derivative liabilities	630	22,752	502	(22,576)	1,308

Subtotal	¥5,676	¥23,892	¥503	¥(22,576)	¥7,495

Short-term borrowings(8)	—	153	0	—	153
Payables and deposits(9)	—	0	(0)	—	(0)
Collateralized financing(7)	—	307	—	—	307
Long-term borrowings(8)(10)(11)	154	1,549	(13)	—	1,690
Other liabilities(12)	93	4	—	—	97

Total	¥5,923	¥25,905	¥490	¥(22,576)	¥9,742

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,008	¥720	¥129	¥—	¥1,857
Private equity investments(3)	—	—	87	—	87
Japanese government securities	3,331	—	—	—	3,331
Japanese agency and municipal securities	—	72	0	—	72
Foreign government, agency and municipal securities	3,574	1,466	91	—	5,131
Bank and corporate debt securities and loans for trading purposes	—	1,375	69	—	1,444
Commercial mortgage-backed securities (“CMBS”)	—	161	6	—	167
Residential mortgage-backed securities (“RMBS”)	—	2,720	4	—	2,724
Real estate-backed securities	—	—	68	—	68
Collateralized debt obligations (“CDO”) and other(4)	—	138	12	—	150
Investment trust funds and other	144	45	13	—	202

Total trading assets and private equity investments	8,057	6,697	479	—	15,233

Derivative assets(5)
Equity contracts	723	1,058	76	—	1,857
Interest rate contracts	4	21,621	148	—	21,773
Credit contracts	0	1,706	133	—	1,839
Foreign exchange contracts	—	2,094	11	—	2,105
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(25,684)	(25,684)

Total derivative assets	728	26,479	368	(25,684)	1,891

Subtotal	¥8,785	¥33,176	¥847	¥(25,684)	¥17,124

Loans and receivables(6)	—	521	3	—	524
Collateralized agreements(7)	—	998	—	—	998
Other assets
Non-trading debt securities	409	508	4	—	921
Other(3)	172	15	60	—	247

Total	¥9,366	¥35,218	¥914	¥(25,684)	¥19,814

Liabilities:
Trading liabilities
Equities	¥922	¥87	¥0	¥—	¥1,009
Japanese government securities	2,151	—	—	—	2,151
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	2,627	477	—	—	3,104
Bank and corporate debt securities	—	288	0	—	288
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Investment trust funds and other	40	12	—	—	52

Total trading liabilities	5,740	866	0	—	6,606

Derivative liabilities(5)
Equity contracts	827	1,118	71	—	2,016
Interest rate contracts	2	21,312	202	—	21,516
Credit contracts	0	1,871	108	—	1,979
Foreign exchange contracts	0	1,994	14	—	2,008
Commodity contracts	1	1	0	—	2
Netting	—	—	—	(25,636)	(25,636)

Total derivative liabilities	830	26,296	395	(25,636)	1,885

Subtotal	¥6,570	¥27,162	¥395	¥(25,636)	¥8,491

Short-term borrowings(8)	—	73	4	—	77
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	265	—	—	265
Long-term borrowings(8)(10)(11)	114	1,263	222	—	1,599
Other liabilities(12)	39	11	0	—	50

Total	¥6,723	¥28,774	¥622	¥(25,636)	¥10,483

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option is elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2012 and 2013. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as yields and liquidity discounts are unobservable. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued. Nomura refined the fair value measurement of certain investments in unlisted equity securities reported within Other assets during the year ended March 31, 2013.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Private equity investments—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third party evidence of a change in value. Adjustments are also made, in the absence of third party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—Japanese and other G7 government securities are valued using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they trade in active markets. Certain securities may be classified in Level 3 because they trade infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is estimated using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields, prepayment rates, default probabilities, loss severities and capitalization rates.

Collateralized debt obligations (“CDO”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. The fair value of exchange-traded equity derivatives is primarily determined using an unadjusted exchange price. These derivatives are generally traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, these are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements,

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

swaptions, caps and floors. The fair value of exchange-traded interest rate derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC interest rate derivatives are classified in Level 3 where forward FX rate, interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated foreign exchange derivatives are classified in Level 3 where forward FX rate or volatility valuation inputs are significant and unobservable.

Derivatives—Commodity contracts—Nomura enters into OTC commodity derivative transactions such as commodity swaps, commodity forwards and commodity options. The fair value of OTC commodity derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include commodity prices, interest rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC commodity derivatives are generally classified in Level 2 of the fair value hierarchy because these valuation inputs and adjustments are observable or market-corroborated.

During the year ended March 31, 2012, Nomura began using the Overnight Indexed Swap (“OIS”) curve rather than the London Interbank Offered Rate (“LIBOR”) curve to estimate the fair value of certain

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collateralized derivative contracts. During the quarter ended December 31, 2012, Nomura further refined this valuation methodology to incorporate additional features of the collateral. Nomura believes the changes introduced are more representative of how market participants in the principal market for these derivatives would determine fair value. The impact of this change on the fair value measurements applied to these derivatives was a loss of ¥11 billion during the period through to March 31, 2013. As part of its continuous review of the valuation methodologies applied by market participants, Nomura may further refine its valuation methodology of derivatives in future periods.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are resale and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as government, agency and municipal bonds and bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative). The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. To reflect Nomura’s own creditworthiness, the fair value of structured notes includes an adjustment of ¥37 billion and ¥8 billion as of March 31, 2012 and 2013, respectively. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements, including those classified as Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•

The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these consolidated financial statements is made by senior managers independent of the trading businesses. This group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•

The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•

The MVG within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the Global Head of Market and Quantitative Risk.

The fundamental components of this governance framework over valuation processes within Nomura particularly as it relates to Level 3 financial instruments are the procedures in place for independent price verification, pricing model validation and revenue substantiation.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Where there is a lack of observable market information around the inputs used in a fair value measurement, then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability;

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

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

Quantitative information regarding significant unobservable inputs and assumptions

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for financial instruments classified as Level 3 as of March 31, 2012 and 2013. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)
Assets:
Trading assets and private equity investments

Equities	¥125	DCF	Credit spreads Liquidity discounts	6.5 – 7.5% 20.0 – 30.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.2 x 1.7 x 20.0%

		DCM	Capitalization rates	5.2 – 6.5%

Private equity investments	202	DCF	WACC Growth rates Operating margins Liquidity discounts	6.8 – 12.0% 0.0 – 2.0% 23.0% 0.0 – 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	4.3 – 12.6 x 12.9 x 0.5 – 0.7 x 0.5 x 0.0 – 50.0%

Japanese agency and municipal securities	10	DCF	Credit spreads	0.1%

Foreign government, agency and municipal securities	37	DCF	Credit spreads	0.6 – 17.0%

Bank and corporate debt securities and loans for trading purposes	62	DCF	Credit spreads	0.4 – 25.6%

Commercial mortgage-backed securities (“CMBS”)	8	DCF	Yields Prepayment rates Default probabilities Loss severities	3.0 – 24.5% 0.0 – 25.0% 0.0 – 60.0% 0.0 – 50.0%

Residential mortgage-backed securities (“RMBS”)	5	DCF	Yields Prepayment rates Default probabilities Loss severities	1.6 – 30.0% 1.0 – 5.0% 2.0 – 4.0% 20.0 – 40.0%

Real estate-backed securities	91	DCF	Yields Default probabilities Loss severities	4.0 – 15.0% 24.0 – 65.0% 80.0 – 100.0%

		DCM	Capitalization rates	6.7 – 11.4%

Collateralized debt obligations (“CDO”) and other	20	DCF	Yields Prepayment rates Default probabilities Loss severities	12.0 – 30.0% 0.0 – 15.0% 1.5 – 3.0% 30.0 – 60.0%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)
Investment trust funds and other	9	DCF	Credit spreads Correlations	0.0 – 13.6% 0.50 – 0.70

Derivatives, net:
Equity contracts	14	Option models	Dividend yield Volatilities Correlations	0.1 – 13.5% 12.1 – 65.1% (0.95) – 0.94

Interest rate contracts	(39)	DCF	Forward FX rates Interest rates Volatilities Correlations	53.2 – 105.4 0.8 – 4.7% 5.5 – 121.0% (0.55) – 1.00

Credit contracts	(11)	DCF	Credit spreads Recovery rates Volatilities Correlations	1.3 – 1,912.4 bps 5.0 – 52.0% 10.0 – 75.0% 0.11 – 1.00

Foreign exchange contracts	18	Option models	Volatilities	10.0 – 18.5%

		DCF	Forward FX rates	2.5 – 11,052.0

Loans and receivables	11	DCF	Credit spreads	3.0 – 15.0%

Other assets
Non-trading debt securities	6	DCF	Credit spreads	0.6 – 2.0%

Other(3)	72	DCF	WACC	6.8 – 9.3%
			Growth rates	0.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.9 x 0.5 x 25.0%

Liabilities:
Long-term borrowings	¥(13)	DCF	Yields Prepayment rates Default probabilities Loss severities Volatilities Correlations	22.0 – 67.0% 15.0% 2.0 – 6.0% 30.0 – 60.0% 5.5 – 118.5% (0.76) – 1.00

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments

Equities	¥129	DCF	Yields Liquidity discounts	7.6% 25.0 – 38.0%	7.6% 35.4%

		DCM	Capitalization rates	5.2 – 6.7%	6.3%

Private equity investments	87	DCF	WACC Growth rates Liquidity discounts	6.8% 0.0% 25.0%	6.8% 0.0% 25.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	3.7 – 11.3 x 7.7 x 0.4 x 0.4 x 0.0 – 33.0%	11.0 x 7.7 x 0.4 x 0.4 x 25.8%

Foreign government, agency and municipal securities	91	DCF	Credit spreads	0.0 – 6.5%	0.7%

Bank and corporate debt securities and loans for trading purposes	69	DCF	Credit spreads Recovery rates	0.0 – 24.2% 0.1 – 36.4%	2.6% 28.1%

Commercial mortgage-backed securities (“CMBS”)	6	DCF	Yields Default probabilities Loss severities	0.0 – 25.0% 100.0% 0.0 – 80.0%	8.0% 100.0% 0.3%

Residential mortgage-backed securities (“RMBS”)	4	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 40.0% 0.0 – 8.2% 0.3 – 17.0% 22.0 – 90.0%	3.3% 4.5% 14.7% 64.2%

Real estate-backed securities	68	DCF	Yields Default probabilities Loss severities	1.8 – 15.0% 24.0 – 65.0% 80.0 – 100.0%	1.9% 42.6% 88.0%

		DCM	Capitalization rates	6.8%	6.8%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Collateralized debt obligations (“CDO”) and other	12	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 58.6% 0.0 – 15.0% 2.0 – 5.0% 30.0 – 75.0%	17.1% 13.8% 2.1% 45.6%

Investment trust funds and other	13	DCF	Credit spreads Correlations	0.0 – 6.5% 0.50 – 0.70	0.6% 0.60

Derivatives, net:
Equity contracts	5	Option models	Dividend yield Volatilities Correlations	0.0 – 11.0% 5.7 – 92.4% (0.77) – 0.99	— — —

Interest rate contracts	(54)	DCF/Option models	Forward FX rates Interest rates	62.9 – 121.7 0.6 – 4.2%	— —

		Option models	Volatilities Correlations	13.5 – 118.1% (0.70) – 0.99	— —

Credit contracts	25	DCF/Option models	Credit spreads Recovery rates	0.0 –7.5% 15.0 –40.0%	— —

		Option models	Volatilities Correlations	10.0 –70.0% 0.33 –0.90	— —

Foreign exchange contracts	(3)	Option models	Volatilities	1.4 –20.7%	—

		DCF	Forward FX rates	2.7 –12,484.0	—

Loans and receivables	3	DCF	Credit spreads	3.0%	3.0%

Other assets
Non-trading debt securities	4	DCF	Credit spreads	0.2 – 2.5%	1.7%

Other(3)	60	DCF	WACC	6.8 – 6.8%	6.8%
			Growth rates Yields Liquidity discounts	0.0 – 1.0% 7.6% 0.0 – 30.0%	0.9% 7.6% 8.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	6.9 – 12.5 x 7.7 – 44.4 x 0.0 – 5.6 x 25.0 – 30.0%	9.9 x 25.8 x 1.7 x 29.8%

Liabilities:
Long-term borrowings	¥222	DCF	Volatilities Correlations	13.5 – 118.1% (0.77) – 0.99	— —

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Valuation technique(s) and unobservable inputs represent those equity securities reported within Other assets.

Qualitative discussion of the ranges of significant unobservable inputs

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay a high dividend for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives are typically higher than those of longer-dated instruments. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are forward FX rates, interest rates, volatilities and correlations. The wide range of forward FX rates is primarily due to long-dated exchange rates of different currencies against the Japanese Yen. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as the volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of the inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads is relatively narrow with the low end of the range arising from exposure to underlying reference names with very limited risk of a default and the high end arising from exposure to underlying reference names with a much greater risk of default. The range of recovery rates varies mainly due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. High positive correlations are those for which the movement is closely related with the correlation falling as the relationship becomes less strong. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are volatilities and forward FX rates. The range of volatilities is relatively low with the lower end coming from currencies that trade in narrow ranges versus the US dollar. The wide range of forward FX rates is primarily due to long-dated exchange rates of different currencies against the US dollar. All significant unobservable inputs are spread across the relevant ranges.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings—The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of inputs are away from the lower end of the range, the other significant unobservable inputs are be spread across the relevant ranges.

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above tables, changes in the each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs are described below:

•

Equities, Private equity investments and equity securities reported within Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in yields, credit spreads or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in operating margin or growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios, Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Japanese agency and municipal securities, Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Real estate-backed securities and Collateralized debt obligations (“CDO”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in loss severities and a directionally opposite change prepayment rates. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower ) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, credit spreads or forward FX rates in isolation or significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

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

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified as Level 3 for the years ended March 31, 2012 and 2013. Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the year ended March 31, 2013, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2012
	Balance as of April 1, 2011	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments
Equities	¥121	¥(11)	¥—	¥57	¥(27)	¥—	¥(1)	¥8	¥(22)	¥125
Private equity investments	289	23	—	4	(112)	—	(2)	—	—	202
Japanese agency and municipal securities	—	0	—	27	(18)	—	—	1	(0)	10
Foreign government, agency and municipal securities	23	11	—	415	(403)	—	—	4	(13)	37
Bank and corporate debt securities and loans for trading purposes	51	(0)	—	159	(154)	—	(0)	44	(38)	62
Commercial mortgage-backed securities (“CMBS”)	28	0	—	8	(33)	—	0	6	(1)	8
Residential mortgage-backed securities (“RMBS”)	3	0	—	3	(13)	—	0	13	(1)	5
Real estate-backed securities	128	1	—	7	(45)	—	(0)	—	—	91
Collateralized debt obligations (“CDO”) and other	34	(1)	—	21	(24)	—	0	8	(18)	20
Investment trust funds and other	10	(1)	—	2	(2)	—	(0)	0	—	9

Total trading assets and private equity investments	687	22	—	703	(831)	—	(3)	84	(93)	569

Derivatives, net(4)
Equity contracts	28	(13)	—	—	—	6	(2)	(4)	(1)	14
Interest rate contracts	11	(3)	—	—	—	(24)	(4)	12	(31)	(39)
Credit contracts	(55)	(30)	—	—	—	52	3	25	(6)	(11)
Foreign exchange contracts	2	22	—	—	—	(6)	0	0	(0)	18
Commodity contracts	(2)	0	—	—	—	(0)	(0)	2	0	(0)

Total derivatives, net	(16)	(24)	—	—	—	28	(3)	35	(38)	(18)

Subtotal	¥671	¥(2)	¥—	¥703	¥(831)	¥28	¥(6)	¥119	¥(131)	¥551

Loans and receivables	11	(4)	—	10	(5)	—	(0)	—	(1)	11
Other assets
Non-trading debt securities	0	0	(0)	8	(2)	—	(0)	—	—	6
Other	25	(1)	(1)	66	(17)	—	0	0	(0)	72

Total	¥707	¥(7)	¥(1)	¥787	¥(855)	¥28	¥(6)	¥119	¥(132)	¥640

Liabilities:
Trading liabilities
Equities	¥—	¥—	¥—	¥(0)	¥0	¥—	¥—	¥0	¥—	¥0
Bank and corporate debt securities	—	(0)	—	2	(1)	—	—	—	—	1

Total trading liabilities	¥—	¥(0)	¥—	¥2	¥(1)	¥—	¥—	¥0	¥—	¥1

Short-term borrowings	1	0	—	16	(15)	—	0	0	(2)	0
Payables and deposits	1	(0)	—	(0)	(1)	—	—	—	—	(0)
Long-term borrowings	144	(50)	—	77	(183)	—	(10)	2	(93)	(13)

Total	¥146	¥(50)	¥—	¥95	¥(200)	¥—	¥(10)	¥2	¥(95)	¥(12)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2013
	Balance as of April 1, 2012	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments
Equities	¥125	¥2	¥—	¥38	¥(22)	¥—	¥5	¥6	¥(25)	¥129
Private equity investments	202	9	—	4	(137)	—	9	—	—	87
Japanese agency and municipal securities	10	0	—	1	(11)	—	—	0	(0)	0
Foreign government, agency and municipal securities	37	39	—	728	(731)	—	0	62	(44)	91
Bank and corporate debt securities and loans for trading purposes	62	7	—	245	(286)	—	7	69	(35)	69
Commercial mortgage-backed securities (“CMBS”)	8	3	—	11	(15)	—	1	4	(6)	6
Residential mortgage-backed securities (“RMBS”)	5	1	—	19	(20)	—	0	2	(3)	4
Real estate-backed securities	91	2	—	1	(26)	—	0	—	—	68
Collateralized debt obligations (“CDO”) and other	20	(1)	—	11	(17)	—	1	3	(5)	12
Investment trust funds and other	9	2	—	2	(0)	—	0	0	(0)	13

Total trading assets and private equity investments	569	64	—	1,060	(1,265)	—	23	146	(118)	479

Derivatives, net(4)
Equity contracts	14	(9)	—	—	—	(11)	4	(1)	8	5
Interest rate contracts	(39)	(15)	—	—	—	(1)	(1)	(0)	2	(54)
Credit contracts	(11)	(16)	—	—	—	12	6	15	19	25
Foreign exchange contracts	18	(1)	—	—	—	1	(1)	(6)	(14)	(3)
Commodity contracts	(0)	0	—	—	—	(0)	(0)	0	(0)	(0)

Total derivatives, net	(18)	(41)	—	—	—	1	8	8	15	(27)

Subtotal	¥551	¥23	¥—	¥1,060	¥(1,265)	¥1	¥31	¥154	¥(103)	¥452

Loans and receivables	11	(0)	—	0	(3)	—	1	—	(6)	3
Other assets
Non-trading debt securities	6	0	0	0	(2)	—	0	—	—	4
Other(5)	72	21	0	1	(32)	—	0	0	(2)	60

Total	¥640	¥44	¥0	¥1,061	¥(1,302)	¥1	¥32	¥154	¥(111)	¥519

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥0	¥0	¥—	¥0
Bank and corporate debt securities	1	(0)	—	0	(1)	—	0	—	(0)	0

Total trading liabilities	¥1	¥(0)	¥—	¥0	¥(1)	¥—	¥0	¥0	¥(0)	¥0

Short-term borrowings	0	(0)	—	6	(1)	—	—	1	(2)	4
Payables and deposits	(0)	(1)	—	(0)	(0)	—	—	—	—	1
Long-term borrowings	(13)	(155)	—	108	(82)	—	3	110	(59)	222
Other liabilities	—	0	—	0	(0)	—	0	—	(0)	0

Total	¥(12)	¥(156)	¥—	¥114	¥(84)	¥—	¥3	¥111	¥(61)	¥227

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the year are excluded from the table.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(5)	Includes the impact of the refined fair value measurement of certain investments in unlisted equity securities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2012 and 2013, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2012	2013
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(2)	¥1
Private equity investments	(12)	(10)
Japanese agency and municipal securities	(0)	0
Foreign government, agency and municipal securities	2	2
Bank and corporate debt securities and loans for trading purposes	(3)	(0)
Commercial mortgage-backed securities (“CMBS”)	3	1
Residential mortgage-backed securities (“RMBS”)	(0)	0
Real estate-backed securities	1	(0)
Collateralized debt obligations (“CDO”) and other	(1)	(0)
Investment trust funds and other	(0)	2

Total trading assets and private equity investments	(12)	(4)

Derivatives, net(2)
Equity contracts	(6)	7
Interest rate contracts	(9)	24
Credit contracts	(45)	12
Foreign exchange contracts	16	(4)
Commodity contracts	0	0

Total derivatives, net	(44)	39

Subtotal	¥(56)	¥35

Loans and receivables	(3)	(0)
Other assets
Non-trading debt securities	0	0
Other(3)	(2)	24

Total	¥(61)	¥59

Liabilities:
Trading liabilities
Equities	¥—	¥0

Total trading liabilities	¥—	¥0

Short-term borrowings	0	(1)
Payables and deposits	(0)	(1)
Long-term borrowings	(63)	(162)
Other liabilities	—	(0)

Total	¥(63)	¥(164)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(3)	Includes the impact of the refined fair value measurement of certain investments in unlisted equity securities.

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

For the three months ended March 31, 2012, a total of ¥115 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥113 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥180 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥171 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the year ended March 31, 2013, a total of ¥631 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥361 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised primarily ¥249 billion of debt securities reported within Other assets—Nontrading debt securities, ¥15 billion of exchange traded funds reported within Investment trust funds and other and ¥6 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥80 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥72 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised primarily ¥8 billion of short sales of exchange traded funds reported within Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended March 31, 2012, a total of ¥12 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥7 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥7 billion of financial

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥7 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the year ended March 31, 2013, a total of ¥455 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥441 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised primarily ¥5 billion of exchange traded funds reported within Investment trust funds and other and ¥7 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥391 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥388 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

For nine months ended December 31, 2011, there were no significant transfers out of Level 3.

For the three months ended March 31, 2012, a total of ¥25 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥16 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because credit spreads became observable. During the same period, a total of ¥48 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥48 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

A total of ¥21 billion of net derivative assets were also transferred out of Level 3. This comprised primarily ¥19 billion of net interest rate derivative assets which were transferred because certain volatility and correlation valuation inputs became observable.

For the year ended March 31, 2013, a total of ¥126 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥25 billion of Equities which were transferred because certain yields and liquidity discounts became observable, ¥44 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable and ¥35 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads and recovery rates became observable. This also comprised primarily ¥6 billion of CMBS which were transferred because certain yields, default probabilities and loss severities became observable, ¥5 billion of CDO and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥6 billion of Loans and receivables, principally loans, which were transferred because certain credit spreads became observable. During the same period, a total of ¥61 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥59 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

For the year ended March 31, 2013, a total of ¥15 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥8 billion of net equity derivative liabilities which were transferred because certain dividend yields, volatility and correlation valuation inputs became observable, ¥19 billion of net credit derivative liabilities which were transferred because certain credit spread, recovery rate, volatility and correlation valuation inputs became observable and ¥14 billion of net foreign exchange derivative assets which were transferred because certain volatility and forward FX rate valuation inputs became observable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers into Level 3

For the nine months ended December 31, 2011, there were no significant transfers into Level 3.

For the three months ended March 31, 2012, a total of ¥15 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥9 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because credit spreads became unobservable. The amount of gains and losses on these transfer reported in Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥1 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. The amount of gains and losses on these transfer reported in financial liabilities which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

A total of ¥34 billion of net derivative assets were also transferred into Level 3. This comprised primarily ¥14 billion of net interest rate derivative assets which were transferred because certain volatility and correlation valuation inputs became unobservable and ¥21 billion of net credit derivative assets which were transferred because certain credit spread, recovery rate, volatility and correlation valuation inputs became unobservable. Losses on these interest rate and credit contracts which were recognized in the quarter when the transfer into Level 3 occurred were ¥5 billion and ¥2 billion, respectively.

For the year ended March 31, 2013, a total of ¥146 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥6 billion of Equities which were transferred because certain yields and liquidity discounts became unobservable, ¥69 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable and ¥62 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfer reported in Equities and Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant. Gains on these transfer reported in Foreign government, agency and municipal securities which were recognized in the quarter when the transfer into Level 3 occurred were ¥9 billion. During the same period, a total of ¥111 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥110 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. Losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred were ¥7 billion.

For the year ended March 31, 2013, a total of ¥8 billion of net derivative assets were also transferred into Level 3. This comprised ¥15 billion of net credit derivative assets which were transferred because certain credit spread, recovery rate, volatility and correlation valuation inputs became unobservable and ¥6 billion of net foreign exchange derivative liabilities which were transferred because certain volatility and forward FX rate valuation inputs became unobservable. The amount of gains and losses on the credit contracts and foreign exchange contracts which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2012 and 2013. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2012
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥109	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	61	12	Quarterly	30 days
Real estate funds	11	15	—	—

Total	¥185	¥28

	Billions of yen
	March 31, 2013
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥68	¥16	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	63	7	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥138	¥24

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

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

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

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

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Resale and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2011, 2012 and 2013.

	Billions of yen
	Year ended March 31
	2011	2012	2013
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥(4)	¥0	¥2
Private equity investments	0	(12)	(10)
Loans and receivables	8	(6)	19
Collateralized agreements(3)	6	10	(0)
Other assets(2)	—	(0)	1

Total	¥10	¥(8)	¥12

Liabilities:
Short-term borrowings(4)	¥(7)	¥(14)	¥(4)
Collateralized financing(3)	(0)	(1)	(1)
Long-term borrowings(4)(5)	(37)	(11)	(51)
Other liabilities(6)	—	0	0

Total	¥(44)	¥(26)	¥(56)

(1)	Includes gains and losses reported primarily within Net gain on trading and Gain on private equity investments in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes resale and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

Nomura currently carries its investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) at fair value through election of the fair value option. Nomura held 45.5% of the common stock as of March 31, 2011 and 47.0% as of March 31, 2012 and 2013. This investment is reported within Trading assets and private equity investments—Private equity investments and Other assets—Other in the consolidated balance sheets.

Ashikaga Holdings recognized total revenue of ¥106 billion, total expense of ¥90 billion and net income after tax of ¥16 billion for the year ended March 31, 2011, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥101 billion, total expense of ¥84 billion and net income after tax of ¥17 billion for the year ended March 31, 2012. As of March 31, 2012, its total assets and total liabilities were ¥5,354 billion and ¥5,097 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥99 billion, total expense of ¥80 billion and net income after tax of ¥15 billion for the year ended March 31, 2013. As of March 31, 2013, its total assets and total liabilities were ¥5,434 billion and ¥5,155 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥9 billion for the year ended March 31, 2011, mainly because of the widening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥17 billion for the year ended March 31, 2012, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥31 billion for the year ended March 31, 2013, mainly because of a tightening of Nomura’s credit spread.

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

As of March 31, 2013, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥20 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 18% of total assets as of March 31, 2012 and 22% as of March 31, 2013.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2012
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,304	¥1,319	¥2,527	¥448	¥6,598

	Billions of yen
	March 31, 2013
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,403	¥1,313	¥3,262	¥556	¥8,534

(1)	Other than above, there were ¥640 billion and ¥715 billion of government, agency and municipal securities in Other assets—Non-trading debt securities as of March 31, 2012 and 2013, respectively. The vast majority of these securities are Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified in either Level 1 or Level 2 of the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified in Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2012 and 2013.

	Billions of yen
	March 31, 2012(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,071	¥1,071	¥1,071	¥—	¥—
Time deposits	653	653	—	653	—
Deposits with stock exchanges and other segregated cash	230	230	—	230	—
Loans receivable(2)	1,290	1,286	—	1,031	255
Securities purchased under agreements to resell	7,663	7,663	—	7,663	—
Securities borrowed	6,080	6,080	—	6,080	—

Total Assets	¥16,987	¥16,983	¥1,071	¥15,657	¥255

Liabilities:
Short-term borrowings	¥1,186	¥1,186	¥—	¥1,186	¥0
Deposits received at banks	905	905	—	905	—
Securities sold under agreements to repurchase	9,928	9,928	—	9,928	—
Securities loaned	1,700	1,700	—	1,700	—
Long-term borrowings	8,505	8,242	154	8,084	4

Total Liabilities	¥22,224	¥21,961	¥154	¥21,803	¥4

	Billions of yen
	March 31, 2013(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥805	¥805	¥805	¥—	¥—
Time deposits	578	578	—	578	—
Deposits with stock exchanges and other segregated cash	270	270	—	270	—
Loans receivable(2)	1,575	1,576	—	1,352	224
Securities purchased under agreements to resell	8,295	8,295	—	8,295	—
Securities borrowed	5,820	5,820	—	5,820	—

Total Assets	¥17,343	¥17,344	¥805	¥16,315	¥224

Liabilities:
Short-term borrowings	¥738	¥738	¥—	¥734	¥4
Deposits received at banks	1,072	1,072	—	1,071	1
Securities sold under agreements to repurchase	12,444	12,444	—	12,440	4
Securities loaned	2,159	2,159	—	2,159	—
Long-term borrowings	7,592	7,430	114	7,093	223

Total Liabilities	¥24,005	¥23,843	¥114	¥23,497	¥232

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting allowance for loan losses.

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

For the year ended March 31, 2013, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined based on DCF and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

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

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, for OTC derivatives, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in OTC derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥1,051 billion of cash collateral receivables against net derivative liabilities and ¥867 billion of cash collateral payables against net derivative assets as of March 31, 2012. Cash collateral receivables and cash collateral payables of ¥191 billion and ¥335 billion, respectively, have not been offset against net derivatives as of March 31, 2012.

Nomura offset ¥985 billion of cash collateral receivables against net derivative liabilities and ¥1,033 billion of cash collateral payables against net derivative assets as of March 31, 2013. Cash collateral receivables and cash collateral payables of ¥220 billion and ¥497 billion, respectively, have not been offset against net derivatives as of March 31, 2013.

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

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2012
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥18,881	¥(17,553)	¥(797)	¥531

	Billions of yen
	March 31, 2013
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,169	¥(18,415)	¥(981)	¥773

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

	Billions of yen
	March 31, 2012
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥16,079	¥1,603	¥14,497	¥1,687
Interest rate contracts	636,833	18,843	592,413	18,597
Credit contracts	37,067	1,864	41,785	1,952
Foreign exchange contracts	59,296	1,356	62,999	1,407
Commodity contracts	50	4	45	5

Total	¥749,325	¥23,670	¥711,739	¥23,648

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,855	¥78	¥—	¥—
Foreign exchange contracts	190	4	97	1

Total	¥2,045	¥82	¥97	¥1

Total derivatives	¥751,370	¥23,752	¥711,836	¥23,649

	Billions of yen
	March 31, 2013
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥14,130	¥1,857	¥14,550	¥2,017
Interest rate contracts	727,129	21,685	711,914	21,452
Credit contracts	44,582	1,839	42,889	1,979
Foreign exchange contracts	81,002	2,104	80,280	2,007
Commodity contracts	29	1	39	2

Total	¥866,872	¥27,486	¥849,672	¥27,457

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,748	¥88	¥162	¥0
Foreign exchange contracts	92	1	24	1

Total	¥1,840	¥89	¥186	¥1

Total derivatives	¥868,712	¥27,575	¥849,858	¥27,458

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	As of March 31, 2012 and 2013, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

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

The following table presents amounts included in the consolidated statements of income related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2011	2012	2013
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥206	¥(137)	¥(69)
Interest rate contracts	132	42	65
Credit contracts	88	(73)	(18)
Foreign exchange contracts	(171)	(67)	(329)
Commodity contracts	(10)	(4)	(0)

Total	¥245	¥(239)	¥(351)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2011, 2012 and 2013, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of income within Interest expense.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2011	2012	2013
Derivatives designated as hedging instruments:
Interest rate contracts	¥22	¥76	¥33

Total	¥22	¥76	¥33

Hedged items:
Long-term borrowings	¥(22)	¥(76)	¥(33)

Total	¥(22)	¥(76)	¥(33)

Net investment hedges

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

	Billions of yen
	Year ended March 31
	2011	2012	2013
Hedging instruments:
Foreign exchange contracts	¥0	¥(1)	¥(14)
Long-term borrowings	17	4	(15)

Total	¥17	¥3	¥(29)

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2011, 2012 and 2013.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2012, was ¥912 billion with related collateral pledged of ¥732 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2012, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥77 billion.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2013, was ¥960 billion with related collateral pledged of ¥754 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2013, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥102 billion.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2012 and March 31, 2013.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2013
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥210	¥24,659	¥4,575	¥7,961	¥9,877	¥2,246	¥22,431
Credit default indices	(16)	12,722	1,482	3,555	6,815	870	11,592
Other credit risk related portfolio products	230	2,586	666	1,112	215	593	1,710
Credit risk related options and swaptions	0	51	—	—	27	24	42

Total	¥424	¥40,018	¥6,723	¥12,628	¥16,934	¥3,733	¥35,775

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s Financial Services LLC (“S&P”), or if not rated by S&P, based on Moody’s Investors Service, Inc. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2012
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,196	¥1,749	¥5,878	¥5,550	¥2,974	¥1,812	¥20,159
Credit default indices	140	711	5,358	2,905	1,619	5	10,738
Other credit risk related portfolio products	20	18	3	111	212	2,934	3,298
Credit risk related options and swaptions	0	0	137	532	112	—	781

Total	¥2,356	¥2,478	¥11,376	¥9,098	¥4,917	¥4,751	¥34,976

	Billions of yen
	March 31, 2013
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,400	¥1,594	¥5,945	¥8,208	¥4,073	¥2,439	¥24,659
Credit default indices	14	589	6,360	3,516	1,910	333	12,722
Other credit risk related portfolio products	77	17	9	127	243	2,113	2,586
Credit risk related options and swaptions	—	—	18	—	33	—	51

Total	¥2,491	¥2,200	¥12,332	¥11,851	¥6,259	¥4,885	¥40,018

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Private equity business:

Nomura makes private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which Nomura consolidates under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements within this annual report.

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

Private equity business in Japan

Nomura has an established private equity business in Japan, which has been operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”). NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore has carried all of its investments at fair value, with changes in fair value recognized through the consolidated statements of income.

Since its inception in 2000, NPF has made investments in 21 entities, however, Nomura exited from the majority of these investments for the year ended March 31, 2012 and as a result, the fair value of its investment portfolio as of March 31, 2012 was ¥789 million. Nomura exited from the remaining investments held by NPF during the year ended March 31, 2013, therefore, the fair value of its investment portfolio was ¥nil as of March 31, 2013.

Nomura also makes private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”), NFP is not an investment company subsidiary as it invests in entities engaged in Nomura’s core business. Nomura elected the fair value option to account for its 47.0% investment in the common stock of Ashikaga Holdings.

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

Terra Firma Investments

Following a review to determine the optimum structure for Nomura’s European private equity business, on March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc (“Annington”), which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore Nomura had accounted for these investments at fair value, with changes in fair value recognized through the consolidated statements of income.

In December 2012, Nomura completed the sale of Annington to Terra Firma and as a result, the fair value of the Terra Firma Investments fell from ¥102,649 million as of March 31, 2012 to ¥nil as of March 31, 2013.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥234 billion private equity fund (“TFCP II”) and a 2% investor in a ¥623 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥23,362 million and reduced to ¥4,001 million as a result of adjustments for recyclable distributions. As of March 31, 2013, ¥3,957 million had been drawn down for investments.

For TFCP III, Nomura’s total commitment was ¥11,793 million and ¥11,094 million had been drawn down for investments as of March 31, 2013.

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

	Millions of yen
	March 31
	2012	2013
Closing cost(1)	¥31,691	¥24,393
Gross unrealized appreciation	110,600	11,711
Gross unrealized depreciation	(9,971)	(7,277)

Closing fair value	¥132,320	¥28,827

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes performance of the investments held by investment company subsidiaries during the period.

	Millions of yen
	March 31
	2011	2012	2013
Opening fair value	¥267,168	¥208,754	¥132,320
Purchase / (sales) of investees during the period(1)	(70,292)	(109,724)	(127,396)
Realized gains / (losses) during the period(2)	10,070	35,931	19,181
Change in unrealized gains / (losses) during the period(3)	1,808	(2,641)	4,722

Closing fair value	¥208,754	¥132,320	¥28,827

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the carrying values.
(3)	Includes the effect of foreign exchange movements.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows.

	Billions of yen
	March 31
	2012	2013
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥32,075	¥35,281
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	23,895	28,488

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below.

	Millions of yen
	March 31
	2012	2013
Trading assets:
Equities and convertible securities	¥47,966	¥86,108
Government and government agency securities	1,333,482	1,314,277
Bank and corporate debt securities	139,863	161,233
Commercial mortgage-backed securities (“CMBS”)	40,183	33,723
Residential mortgage-backed securities (“RMBS”)	1,527,946	1,674,898
Collateralized debt obligations (“CDO”) and other(1)	82,298	84,065
Investment trust funds and other	—	16,335
Deposits with stock exchanges and other segregated cash	—	4,110

	¥3,171,738	¥3,374,749

Non-trading debt securities	¥54,969	¥49,811
Investments in and advances to affiliated companies	¥33,921	¥37,636

(1)	Includes CLO and ABS those on credit card loans, auto loans and student loans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets subject to lien, except for those disclosed above, are as follows.

	Millions of yen
	March 31
	2012	2013
Loans and receivables	¥55,236	¥706
Trading assets	1,515,079	1,208,753
Office buildings, land, equipment and facilities	116,530	955
Non-trading debt securities	337,681	315,781
Other	260,683	83

	¥2,285,209	¥1,526,278

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and trading balances of secured borrowings, and derivative transactions. See Note 13 “Borrowings” for further information regarding trading balances of secured borrowings.

7. Non-trading securities:

Non-trading securities held by Nomura’s insurance subsidiary are carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are recognized within Revenue—Other in the consolidated statements of income.

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2012 and 2013.

	Millions of yen
	March 31, 2012
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥150,203	¥445	¥164	¥150,484
Other debt securities	37,356	115	182	37,289
Equity securities	53,358	3,194	2,069	54,483

Total	¥240,917	¥3,754	¥2,415	¥242,256

	Millions of yen
	March 31, 2013
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥177,374	¥5,294	¥126	¥182,542
Other debt securities	54,032	726	86	54,672
Equity securities	39,997	12,923	109	52,811

Total	¥271,403	¥18,943	¥321	¥290,025

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2012, non-trading securities of ¥317,806 million were disposed of resulting in ¥6,331 million of realized gains and ¥1,282 million of realized losses. Total proceeds received from these disposals were ¥322,855 million. For the year ended March 31, 2013, non-trading securities of ¥525,965 million were disposed of resulting in ¥12,050 million of realized gains and ¥1,134 million of realized losses. Total proceeds received from these disposals were ¥536,881 million. Related gains and losses were computed using the average method.

The following table presents an analysis of the fair value of non-trading debt securities by residual contractual maturity as of March 31, 2013. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2013
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥237,214	¥36,906	¥84,878	¥98,199	¥17,231

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2012 and 2013.

	Millions of yen
	March 31, 2012
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥14,954	¥164	¥—	¥—	¥14,954	¥164
Other debt securities	5,920	182	—	—	5,920	182
Equity securities	21,049	2,069	—	—	21,049	2,069

Total	¥41,923	¥2,415	¥—	¥—	¥41,923	¥2,415

	Millions of yen
	March 31, 2013
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥56,400	¥80	¥2,903	¥46	¥59,303	¥126
Other debt securities	10,404	86	—	—	10,404	86
Equity securities	1,517	109	—	—	1,517	109

Total	¥68,321	¥275	¥2,903	¥46	¥71,224	¥321

As of March 31, 2012, the total number of non-trading securities in unrealized loss positions was approximately 70. As of March 31, 2013, the total number of non-trading securities in unrealized loss positions was approximately 80.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2012 and 2013, other-than-temporary impairment losses recognized for non-trading equity securities and reported within Revenue—Other were ¥1,078 million and ¥4,900 million, respectively. For the year ended March 31, 2013 the credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities were not significant. For the year ended March 31, 2013, the non-credit loss component of other-than-temporary impairment losses recognized for certain non-trading debt securities and reported within Other comprehensive income (loss) were ¥7 million. For the year ended March 31, 2013, other gross unrealized losses of non-trading securities were considered temporary.

8. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue-Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2012 and 2013, Nomura received cash proceeds from SPEs in new securitizations of ¥349 billion and ¥407 billion, respectively, and the amounts of associated profit on sale were not significant. For the years ended March 31, 2012 and 2013, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,336 billion and ¥1,783 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥723 billion and ¥951 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,782 billion and ¥4,109 billion as of March 31, 2012 and 2013, respectively. Nomura’s retained interests were ¥165 billion and ¥300 billion as of March 31, 2012 and 2013, respectively. For the years ended March 31, 2012 and 2013, Nomura received cash flows of ¥14 billion and ¥26 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥27 billion and ¥18 billion as of March 31, 2012 and 2013, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value of retained interests where Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥163	¥—	¥163	¥161	¥2
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥163	¥2	¥165	¥163	¥2

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥296	¥—	¥296	¥296	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	2	2	4	2	2

Total	¥—	¥298	¥2	¥300	¥298	¥2

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2012	2013
Fair value of retained interests(1)	¥157	¥288
Weighted-average life (Years)	7.0	6.0
Constant prepayment rate	8.1%	10.1%
Impact of 10% adverse change	(1.3)	(2.6)
Impact of 20% adverse change	(2.4)	(5.0)
Discount rate	3.3%	3.6%
Impact of 10% adverse change	(3.7)	(4.2)
Impact of 20% adverse change	(7.1)	(8.2)

(1)	The sensitivity analysis covers the material retained interests held of ¥157 billion out of ¥165 billion as of March 31, 2012 and ¥288 billion out of ¥300 billion as of March 31, 2013. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2012	2013
Assets
Trading assets
Equities	¥116	¥72
Debt securities	84	86
Mortgage and mortgage-backed securities	27	24
Long-term loans receivable	21	8

Total	¥248	¥190

Liabilities
Long-term borrowings	¥223	¥177

Variable Interest Entities (“VIEs”)

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2012		2013
Consolidated VIE assets
Cash and cash equivalents	¥52		¥13
Trading assets
Equities	730		353
Debt securities	180		200
Mortgage and mortgage-backed securities	84		138
Investment trust funds and other	0		—
Derivatives	4		3
Private equity investments	1		1
Securities purchased under agreements to resell	7		12
Office buildings, land, equipment and facilities	140	(2)	17
Other(1)	408	(2)	64

Total	¥1,606		¥801

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥4		¥6
Derivatives	38		15
Securities sold under agreements to repurchase	0		4
Borrowings
Long-term borrowings	992		458
Other	35		7

Total	¥1,069		¥490

(1)	Includes aircraft purchase deposits of ¥17 billion and ¥16 billion as of March 31, 2012 and 2013, respectively. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. See Note 22 “Commitments, contingencies and guarantees” for further information.
(2)	Includes real estate and real estate for sale held by SPEs related to a consolidated subsidiary. That subsidiary was de-consolidated during the year ended March 31, 2013.

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

	Billions of yen
	March 31, 2012
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥58	¥—	¥58
Debt securities	133	—	133
Mortgage and mortgage-backed securities	2,137	—	2,137
Investment trust funds and other	96	—	96
Derivatives	0	9	27
Private equity investments	25	—	25
Loans
Short-term loans	2	—	2
Long-term loans	29	—	29
Other	5	—	5
Commitments to extend credit and other guarantees	—	—	19

Total	¥2,485	¥9	¥2,531

	Billions of yen
	March 31, 2013
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥65	¥—	¥65
Debt securities	173	—	173
Mortgage and mortgage-backed securities	2,843	—	2,843
Investment trust funds and other	161	—	161
Derivatives	0	—	18
Private equity investments	28	—	28
Loans
Short-term loans	7	—	7
Long-term loans	82	—	82
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	33

Total	¥3,363	¥—	¥3,414

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded in the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2012
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥235,407	¥50,109	¥285,516
Short-term secured margin loans	165,246	—	165,246
Inter-bank money market loans	95,461	—	95,461
Corporate loans	338,906	408,243	747,149

Total loans receivable	¥835,020	¥458,352	¥1,293,372

Advances to affiliated companies	10,649	—	10,649

Total	¥845,669	¥458,352	¥1,304,021

	Millions of yen
	March 31, 2013
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥263,608	¥153	¥263,761
Short-term secured margin loans	288,574	—	288,574
Inter-bank money market loans	76,968	—	76,968
Corporate loans	422,295	523,896	946,191

Total loans receivable	¥1,051,445	¥524,049	¥1,575,494

Advances to affiliated companies	12,376	—	12,376

Total	¥1,063,821	¥524,049	¥1,587,870

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases or sales of loans receivable and no reclassifications of loans receivable to trading assets during the years ended March 31, 2012 and 2013.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present changes in the allowance for losses for the years ended March 31, 2011, 2012 and 2013.

	Millions of yen
	Year ended March 31, 2011
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥783	¥25	¥5	¥3,576	¥—	¥4,389	¥1,036	¥5,425
Provision for losses	(253)	13	(5)	(599)	11	(833)	143	(690)
Charge-offs	(32)	—	—	—	—	(32)	(59)	(91)
Other(1)	(159)	(1)	—	445	—	285	(69)	216

Ending balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860

	Millions of yen
	Year ended March 31, 2012
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860
Provision for losses	213	(11)	—	(592)	40	(350)	20	(330)
Charge-offs	—	(2)	—	—	—	(2)	(1)	(3)
Other(1)	—	(0)	—	(72)	—	(72)	433	361

Ending balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888

	Millions of yen
	Year ended March 31, 2013
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888
Provision for losses	238	13	—	(2,630)	(22)	(2,401)	(13)	(2,414)
Charge-offs	(1)	(11)	—	(26)	—	(38)	—	(38)
Other(1)	—	0	—	(7)	—	(7)	(171)	(178)

Ending balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258

(1)	Includes the effect of foreign exchange movements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2012 and 2013.

	Millions of yen
	March 31, 2012
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥14	¥10	¥—	¥2,680	¥—	¥2,704
Evaluated collectively	538	14	—	78	51	681

Total allowance for loan losses	¥552	¥24	¥—	¥2,758	¥51	¥3,385

Loans by impairment methodology
Evaluated individually	¥212	¥58,636	¥95,461	¥329,312	¥394	¥484,015
Evaluated collectively	235,195	106,610	—	9,594	10,255	361,654

Total loans	¥235,407	¥165,246	¥95,461	¥338,906	¥10,649	¥845,669

	Millions of yen
	March 31, 2013
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥6	¥—	¥—	¥7	¥—	¥13
Evaluated collectively	783	26	—	88	29	926

Total allowance for loan losses	¥789	¥26	¥—	¥95	¥29	¥939

Loans by impairment methodology
Evaluated individually	¥76	¥83,399	¥76,968	¥412,675	¥5,595	¥578,713
Evaluated collectively	263,532	205,175	—	9,620	6,781	485,108

Total loans	¥263,608	¥288,574	¥76,968	¥422,295	¥12,376	¥1,063,821

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2012, there were ¥40,565 million of loans which were on a nonaccrual status, primarily unsecured corporate loans. The amount of loans which were 90 days past due was not significant.

As of March 31, 2013, there were ¥5,855 million of loans which were on a nonaccrual status, primarily secured corporate loans. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

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

As of March 31, 2012, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥35,721 million, the total unpaid principal balance was ¥38,103 million and the related allowance was ¥2,693 million, primarily for unsecured corporate loans.

As of March 31, 2013, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amount of TDRs which occurred during the years ended March 31, 2012 and 2013, was not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2012 and 2013.

	Millions of yen
	March 31, 2012
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥92,207	¥29,169	¥—	¥33,511	¥154,887
Unsecured loans at banks	80,507	—	13	—	80,520
Short-term secured margin loans	—	—	—	165,246	165,246
Secured inter-bank money market loans	1,461	—	—	—	1,461
Unsecured inter-bank money market loans	94,000	—	—	—	94,000
Secured corporate loans	131,767	93,331	4,232	70,657	299,987
Unsecured corporate loans	1,339	37,580	—	—	38,919
Advances to affiliated companies	10,255	—	—	394	10,649

Total	¥411,536	¥160,080	¥4,245	¥269,808	¥845,669

	Millions of yen
	March 31, 2013
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥105,199	¥30,826	¥—	¥33,208	¥169,233
Unsecured loans at banks	93,266	1,103	6	—	94,375
Short-term secured margin loans	—	—	—	288,574	288,574
Secured inter-bank money market loans	1,968	—	—	—	1,968
Unsecured inter-bank money market loans	75,000	—	—	—	75,000
Secured corporate loans	220,189	164,205	7,969	3,570	395,933
Unsecured corporate loans	—	26,362	—	—	26,362
Advances to affiliated companies	6,781	527	—	5,068	12,376

Total	¥502,403	¥223,023	¥7,975	¥330,420	¥1,063,821

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger an immediate credit review process.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Leases:

Lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

A portion of such rentals is paid from Nomura Research Institute, Ltd. (“NRI”), an affiliated company. See Note 21 “Affiliated companies and other equity-method investees” for more information.

The following table presents the lease deposits and rents received from NRI.

	Millions of yen
	As of or for the year ended March 31
	2011	2012	2013
Lease deposits	¥—	¥11,738	¥—
Rental income	—	3,848	4,272

The following table presents the types of assets which Nomura leases under operating leases.

	Millions of yen
	March 31, 2013
	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,426	¥(1,215)	¥2,211
Aircraft	17,872	(1,332)	16,540

Total	¥21,298	¥(2,547)	¥18,751

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥2,747 million, ¥66,180 million and ¥78,667 million for the years ended March 31, 2011, 2012 and 2013, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancelable operating leases as of March 31, 2013 was ¥7,187 million and this future minimum lease payments to be received are scheduled as below:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥7,187	¥1,350	¥1,239	¥1,166	¥581	¥490	¥2,361

Lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura also leases certain equipment and facilities in Japan and overseas under non-cancelable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2011, 2012 and 2013 were ¥48,957 million, ¥43,536 million and ¥46,975 million, respectively. A portion of such rental expenses was paid to Nomura Land and Building Co., Ltd. (“NLB”) that became a consolidated subsidiary of Nomura in May 2011.

The following table presents lease deposits and rents paid to NLB.

	Millions of yen
	As of or for the year ended March 31
	2011	2012	2013
Lease deposits	¥4,229	¥—	¥—
Rental expenses(1)	4,358	622	—

(1)	Rental expenses for the year ended March 31, 2012 were those paid to NLB for the period before NLB was consolidated.

The following table presents the future minimum lease payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2013:

Millions of yen
March 31
2013
Total minimum lease payments	¥154,254
Less: Sublease rental income	(9,338)

Net minimum lease payments	¥144,916

The future minimum lease payments above are scheduled as below as of March 31, 2013:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥154,254	¥17,801	¥16,503	¥14,393	¥11,200	¥10,585	¥83,772

Nomura leases certain equipments and facilities office in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The balances of capital lease assets as of March 31, 2012 and 2013 were ¥27,902 million and ¥24,170 million, respectively.

The following table presents the future minimum lease payments under capital leases as of March 31, 2013:

Millions of yen
March 31
2013
Total minimum lease payments	¥54,036
Less: Amount representing interest	(28,483)

Present value of net lease payments	¥25,553

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments above are scheduled as below as of March 31, 2013:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥54,036	¥497	¥405	¥2,992	¥3,511	¥3,454	¥43,177

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

11. Business combinations:

During the year ended March 31, 2013, there were no significant business combinations.

For the purpose of streamlining Nomura’s management structure for faster decision-making in relation to reorganization, on May 13, 2011, the Company entered into an agreement with one of its affiliated companies, NLB to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, the Company acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura during the three months ended June 30, 2011. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million. The difference between the fair value of the acquired net assets of NLB and the acquisition cost was accounted for as a bargain purchase gain of ¥44,963 million which is reported within Revenue—Other in the consolidated statements of income.

The Share Purchases were accounted for as a step acquisition in these consolidated financial statements, because Nomura held 38.5% of the outstanding shares of NLB prior to the Share Purchases. Nomura remeasured the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. The change in fair value was a loss of ¥16,555 million which was reported within Revenue—Other in the consolidated statements of income. The remeasurement to fair value was determined primarily based on the cost of the Share Purchases, in which the financial condition and assets of NLB were considered in reference to the valuation results provided by third party appraisers. As of the date of the Share Purchases, the previously held equity investments were remeasured at the fair value of ¥38,379 million. Further, equity investments in NLB previously held by other affiliated companies of Nomura were also remeasured at fair value, resulting in an additional loss of ¥4,109 million which was also reported within Revenue—Other in the consolidated statements of income.

There were no other material acquisition-related costs incurred in connection with this business combination.

The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in the consolidated statements of income from May 2011 and revenue generated by NLB and these other companies and net income from them which have been included in the consolidated statements of income were ¥488,536 million, and ¥5,107 million for the year ended March 31, 2012. Such revenues are generally reported in Revenue—Other.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue—Other in the consolidated statements of income for the year ended March 31, 2012 and 2013 include real estate sales of ¥251,377 million and ¥336,858 million generated by Nomura Real Estate Holdings Inc. (“NREH”) which was a subsidiary of NLB. Revenues are recognized when the sales have closed, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate and Nomura does not have substantial continuing involvement in the real estate. The costs of real estate sales corresponding to these revenues were ¥226,450 million and ¥306,570 million reported within Non-interest expenses—Other in the consolidated statements of income. Nomura disposed of part of its investment in NREH in March 2013 and subsequently accounts for its remaining investment using the equity method of accounting. Following deconsolidation of NREH, real estate sales and costs of real estate will no longer be separately reported on a gross basis in the consolidated statements of income within Revenue – Other and Non-interest expenses – Other, respectively and Nomura’s share of net income of NREH will be reported within Revenue – Other. See Note 21 “Affiliated companies and other equity-method investees” for further information regarding NREH.

12. Other assets—Other / Other liabilities:

The following table presents Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31
	2012		2013
Other assets—Other:
Securities received as collateral	¥92,743		¥47,739
Goodwill and other intangible assets	160,227		115,661
Deferred tax assets	201,244		145,602
Investments in equity securities for other than operating purposes(1)	113,006		71,813
Other	907,903	(2)	221,344

Total	¥1,475,123		¥602,159

Other liabilities:
Obligation to return securities received as collateral	¥92,743		¥47,739
Accrued income taxes	16,169		56,353
Other accrued expenses and provisions	378,957		402,192
Other(3)	678,032		471,879

Total	¥1,165,901		¥978,163

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes.

These investments were comprised of listed equity securities and unlisted equity securities of ¥58,460 million and ¥54,546 million respectively, as of March 31, 2012, and ¥50,930 million and ¥20,883 million

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respectively, as of March 31, 2013. These securities are carried at fair value, with changes in fair value recognized within Revenue—other in the consolidated statements of income.

(2)	Includes real estate classified as held for sale which is carried at the lower of net book value or fair value less cost to sell. For the year ended March 31, 2013, Nomura recognized losses of ¥32,019 million within Non-interest expenses—Other for real estate classified as held for sale were fair value less cost to sell is lower than net book value. As a result, Net income attributable to NHI shareholders for the year ended March 31, 2013 decreased by ¥4,241 million.
(3)	Includes liabilities relating to the investment contracts which were underwritten by Nomura’s insurance subsidiary. As of March 31, 2012 and 2013, carrying values were ¥292,120 million and ¥281,864 million, respectively, and estimated fair values were ¥294,242 million and ¥285,914 million, respectively. Fair value is estimated by discounting future cash flows and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

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

Changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other, are as follows.

	Millions of yen
	Year ended March 31
	2012		2013
Balance at beginning of year	¥70,223		¥74,034
Increases due to business combinations	4,898	(4)	—
Impairment	—		(8,293	)(1)
Other(2)	(1,087)		8,501

Balance at end of year(3)	¥74,034		¥74,242

(1)	For the year ended March 31, 2013, Nomura recognized a goodwill impairment loss relating to the Wholesale segment of ¥8,293 million which was reported within Non-interest expenses—Other in the consolidated statements of income, due to a decline in fair value of a reporting unit in the Wholesale segment caused by the prolonged economic downturn. The fair value was determined based on DCF.
(2)	Includes currency translation adjustments as of March 31, 2012 and 2013 of ¥(1,083) million and 8,501 million, respectively.
(3)	The amounts attributable to the Wholesale segment as of March 31, 2012 and 2013 were ¥68,718 million and ¥68,218 million, respectively. The amounts attributable to Other as of March 31, 2012 and 2013 were ¥5,316 million and ¥6,024 million, respectively.
(4)	Relates to GE Capital Finance (China) Co., Ltd which is a subsidiary of Nomura Bank International plc.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets subject to amortization as of March 31, 2012 and 2013 are shown below.

	Millions of yen
	March 31, 2012			March 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥88,733	¥(34,947)	¥53,786	¥62,586	¥(30,187)	¥32,399
Lease agreements	16,500	(1,445)	15,055	—	—	—
Other	1,126	(383)	743	644	(180)	464

Total	¥106,359	¥(36,775)	¥69,584	¥63,230	¥(30,367)	¥32,863

Amortization expenses for the years ended March 31, 2011, 2012 and 2013 were ¥5,031 million, ¥19,129 million and ¥9,976 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2014	¥5,739
2015	5,739
2016	5,162
2017	4,880
2018	4,793

The amounts of other intangible assets not subject to amortization, which primarily including trademarks, were ¥16,609 million and ¥8,556 million as of March 31, 2012 and 2013, respectively.

13. Borrowings:

Short-term and long-term borrowings of Nomura as of March 31, 2012 and 2013 are shown below.

	Millions of yen
	March 31
	2012	2013
Short-term borrowings(1):
Commercial paper	¥315,579	¥296,656
Bank borrowings	743,119	344,983
Other	126,915	96,806

Total	¥1,185,613	¥738,445

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥3,494,323	¥2,631,019
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,124,504	1,303,757
Non-Japanese yen denominated	860,975	1,079,275
Floating-rate obligations:
Japanese yen denominated	788,224	390,261
Non-Japanese yen denominated	117,121	69,286
Index / Equity-linked obligations:
Japanese yen denominated	1,241,950	1,296,966
Non-Japanese yen denominated	654,775	644,414

	4,787,549	4,783,959

Subtotal	8,281,872	7,414,978

Trading balances of secured borrowings	222,968	177,390

Total	¥8,504,840	¥7,592,368

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes secured borrowings of ¥8,647 million as of March 31, 2012 and ¥13,779 million as of March 31, 2013.
(2)	Includes secured borrowings of ¥224,543 million as of March 31, 2012 and ¥3,039 million as of March 31, 2013.
(3)	Includes secured borrowings of ¥757,018 million as of March 31, 2012 and ¥458,342 million as of March 31, 2013.

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

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2012	2013
Debt issued by the Company	¥3,178,278	¥3,509,117
Debt issued by subsidiaries—guaranteed by the Company	2,076,721	2,207,268
Debt issued by subsidiaries—not guaranteed by the Company(1)	3,249,841	1,875,983

Total	¥8,504,840	¥7,592,368

(1)	Includes trading balances of secured borrowings.

As of March 31, 2012, fixed-rate long-term borrowings mature between 2012 and 2042 at interest rates ranging from 0.10% to 10.00%. Floating-rate obligations, which are generally based on LIBOR, mature between 2012 and 2039 at interest rates ranging from 0.00% to 8.54%. Index / Equity-linked obligations mature between 2012 and 2042 at interest rates ranging from 0.00% to 32.50%.

As of March 31, 2013, fixed-rate long-term borrowings mature between 2013 and 2042 at interest rates ranging from 0.00% to 11.00%. Floating-rate obligations, which are generally based on LIBOR, mature between 2013 and 2052 at interest rates ranging from 0.00% to 5.29%. Index / Equity-linked obligations mature between 2013 and 2043 at interest rates ranging from 0.00% to 42.50%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Principally, debt securities and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2012 and 2013.

	March 31
	2012	2013
Short-term borrowings	0.43%	0.61%
Long-term borrowings	1.34%	1.71%
Fixed-rate obligations	2.04%	2.39%
Floating-rate obligations	0.90%	0.91%
Index / Equity-linked obligations	1.22%	1.72%

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2013:

Year ending March 31	Millions of yen
2014	¥701,517
2015	1,320,270
2016	1,140,710
2017	693,281
2018	805,937
2019 and thereafter	2,753,263

Subtotal	7,414,978

Trading balances of secured borrowings	177,390

Total	¥7,592,368

Borrowing facilities

As of March 31, 2012 and 2013, Nomura had unutilized borrowing facilities of ¥138,301 million and ¥77,935 million, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings.

Subordinated borrowings

As of March 31, 2012 and 2013, subordinated borrowings were ¥637,487 million and ¥562,137 million, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2011	2012	2013
Basic—
Net income attributable to NHI shareholders	¥28,661	¥11,583	¥107,234

Weighted average number of shares outstanding	3,627,798,587	3,643,481,439	3,692,795,953

Net income attributable to NHI shareholders per share	¥7.90	¥3.18	¥29.04

Diluted—
Net income attributable to NHI shareholders	¥28,642	¥11,561	¥107,181

Weighted average number of shares outstanding	3,642,689,381	3,680,124,235	3,777,360,671

Net income attributable to NHI shareholders per share	¥7.86	¥3.14	¥28.37

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2011, 2012 and 2013 arising from options to purchase common shares issued by subsidiaries and affiliates. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2011, 2012 and 2013.

Antidilutive stock options to purchase 59,670,700, 24,840,700 and 10,880,700 common shares were not included in the computation of diluted EPS for the years ended March 31, 2011, 2012 and 2013, respectively.

The Company conducted a share buyback of 75,000,000 common shares which amounted to ¥37,362 million from August 9, 2010 to August 31, 2010.

On July 1, 2011, the Company issued 103,429,360 common shares in accordance with NLB becoming a wholly owned subsidiary of Nomura. See Note 11 “Business combinations” for further information.

Subsequent Events

The Company conducted a share buyback from May 8, 2013 to May 31, 2013. See Note 19 “Shareholders’ equity” for further information.

On May 15, 2013, the Company adopted a resolution to issue SARs pursuant to the SAR Plan B awards. See Note 16 “Deferred compensation plans” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

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

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥5,838 million and ¥9,067million as of March 31, 2012 and 2013, respectively.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans includes the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31
	2011	2012	2013
Service cost	¥9,328	¥9,016	¥9,322
Interest cost	4,480	4,649	4,302
Expected return on plan assets	(3,182)	(3,262)	(4,072)
Amortization of net actuarial losses	3,088	3,687	3,630
Amortization of prior service cost	(1,148)	(1,479)	(1,545)

Net periodic benefit cost	¥12,566	¥12,611	¥11,637

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of the changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status.

Japanese entities’ plans—

	Millions of yen
	As of or for the year ended March 31
	2012	2013
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥213,653	¥242,490
Service cost	9,016	9,322
Interest cost	4,649	4,302
Actuarial gain	9,415	14,874
Benefits paid	(14,785)	(9,805)
Acquisition, divestitures and other	20,542 (1)	(26,784	)(2)

Projected benefit obligation at end of year	¥242,490	¥234,399

Change in plan assets:
Fair value of plan assets at beginning of year	¥120,727	¥159,652
Actual return on plan assets	6,696	20,915
Employer contributions	32,291	31,083
Benefits paid	(8,114)	(8,362)
Acquisition and divestitures	8,052 (1)	(11,614	)(2)

Fair value of plan assets at end of year	¥159,652	¥191,674

Funded status at end of year	(82,838)	(42,725)

Amounts recognized in the consolidated balance sheets	¥(82,838)	¥(42,725)

(1)	Increased mainly because of a business combination during the period.
(2)	Decreased mainly because of a deconsolidation during the period.

The accumulated benefit obligation (“ABO”) was ¥238,614 million and ¥231,321 million as of March 31, 2012 and 2013, respectively.

PBO, ABO, and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2012 and 2013 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen
	March 31
	2012	2013
Plans with ABO in excess of plan assets:
PBO	¥242,490	¥234,399
ABO	238,614	231,321
Fair value of plan assets	159,652	191,674
Plans with PBO in excess of plan assets:
PBO	¥242,490	¥234,399
ABO	238,614	231,321
Fair value of plan assets	159,652	191,674

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of as follows.

Japanese entities’ plans—

Millions of yen
For the year ended March 31, 2013
Net actuarial loss	¥62,837
Net prior service cost	(11,798)

Total	¥51,039

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Japanese entities’ plans—

Millions of yen
For the year ending March 31, 2014
Net actuarial loss	¥2,653
Net prior service cost	(1,165)

Total	¥1,488

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations at year end.

Japanese entities’ plans—

	March 31
	2012	2013
Discount rate	1.8%	1.5%
Rate of increase in compensation levels	2.8%	2.5%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year.

	Year ended March 31
	2011	2012	2013
Discount rate	2.1%	1.8%	1.5%
Rate of increase in compensation levels	2.5%	2.8%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

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

Plan assets

Plan assets are managed with an objective to generate sufficient long-term value in order to enable future pension payouts. While targeting a long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 23% in equities (including private equity), 50% in debt securities, 15% in life insurance company general accounts, and 12% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in prerequisites for the portfolio.

The following tables present information about the fair value of plan assets as of March 31, 2012 and March 31 2013 within the fair value hierarchy.

For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “Fair value measurements”.

Japanese entities’ plans—

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Balance as of March 31, 2013
Pension plan assets:
Equities	¥30,568	¥—	¥—	¥30,568
Private equity	—	—	12,323	12,323
Japanese government securities	74,243	—	—	74,243
Bank and corporate debt securities	—	3,667	—	3,667
Investment trust funds and other(1)	—	19,586	15,035	34,621
Life insurance company general accounts	—	26,448	—	26,448
Other assets	—	9,804	—	9,804

Total	¥104,811	¥59,505	¥27,358	¥191,674

(1)	Includes hedge funds and real estate funds.

The fair value of the non-Japan plan assets as of March 31, 2012 was ¥32 million, ¥20,848 million and ¥6,083 million for Level 1, Level 2 and Level 3, respectively. The fair value of the non-Japan plan assets as of March 31, 2013 was ¥21 million, ¥25,296 million and ¥6,906 million for Level 1, Level 2 and Level 3, respectively.

Level 1 plan assets primarily include equity securities and government securities. Unadjusted quoted prices in active markets for identical assets that Nomura has the ability to access at the measurement date are classified as Level 1. Level 2 plan assets primarily include investment trust funds, corporate debt securities and investments in life insurance company’s general accounts. Investment trust funds are valued at their net asset values as calculated by the sponsor of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

The following tables present information about the plan assets for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31, 2012
	Balance as of April 1, 2011	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2012
Private equity	¥838	¥974	¥7,990	¥—	¥9,802
Investment trust funds and other	8,807	(353)	3,980	—	12,434

Total	¥9,645	¥621	¥11,970	¥—	¥22,236

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2013
	Balance as of April 1, 2012	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2013
Private equity	¥9,802	¥2,479	¥42	¥—	¥12,323
Investment trust funds and other	12,434	1,131	1,470	—	15,035

Total	¥22,236	¥3,610	¥1,512	¥—	¥27,358

The fair value of Level 3 non-Japan plan assets, consisting of real estate funds and annuities, was ¥6,083 million and ¥6,906 million as of March 31, 2012 and 2013, respectively. The plan purchased ¥4,416 million of Level 3 assets during the year ended March 31, 2012. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2012 and 2013 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥29,664 million to Japanese entities’ plans in the year ending March 31, 2014 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows.

Japanese entities’ plans—

Year ending March 31	Millions of yen
2014	¥9,284
2015	9,558
2016	10,193
2017	10,214
2018	10,655
2019-2023	53,891

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,233 million, ¥3,741 million and ¥3,600 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2011, 2012 and 2013, respectively.

The contributions to overseas defined contribution pension plans were ¥6,903 million, ¥7,882 million and ¥7,448 million for the years ended March 31, 2011, 2012 and 2013, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥6,760 million, ¥7,614 million and ¥7,434 million for the years ended March 31, 2011, 2012 and 2013, respectively.

16. Deferred compensation plans:

Nomura issues compensation awards to senior management and other employees, certain of which are linked to the Company’s share price, in order to retain and motivate key staff.

These stock-based compensation awards comprise Plan A and Plan B Stock Acquisition Rights (“SARs”), Notional Stock Units (“NSUs”), Collared Notional Stock Units (“CSUs”) and Multi-Year Performance Deferral Awards (“MYPD awards”). SAR Plan A awards are effectively awards of stock options while SAR Plan B awards, NSUs and CSUs are analogous to awards of restricted stock. MYPD awards are performance-based incentive awards for senior management linked to the profitability of Nomura. The Company also issues other deferred compensation awards, namely Notional Index Units (“NIUs”) which are linked to world stock index quoted by Morgan Stanley Capital International.

SAR Plan A awards

The Company issues SAR Plan A awards over the Company’s common stock pursuant to several stock option plans which vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to forfeiture on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on grant date.

The fair value of these stock options as of grant date is estimated using a Black-Scholes option-pricing model and using the following assumptions:

•	Expected volatilities based on historical volatility of the Company’s common stock;

•	Expected dividend yield based on the current dividend rate at the time of grant;

•	Expected lives of the awards determined based on historical experience; and

•	The risk-free interest rate-estimate based on yen swap rate with a maturity equal to the expected lives of options.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average grant date fair values of options granted during the years ended March 31, 2011, 2012 and 2013 were ¥127, ¥48 and ¥78 per share, respectively. The weighted-average assumptions used in each of the years were as follows:

	Year ended March 31
	2011	2012	2013
Expected volatility	40.51%	41.78%	43.11%
Expected dividends yield	1.73%	3.31%	2.12%
Expected lives (in years)	6	6	7
Risk-free interest rate	0.76%	0.63%	0.45%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2013:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2012	15,354,300	¥988	3.9
Granted	2,857,000	298
Exercised	(18,000)	478
Forfeited	(171,000)	896
Expired	(1,476,800)	1,120

Outstanding as of March 31, 2013	16,545,500	¥848	3.8

Exercisable as of March 31, 2013	10,880,700	¥1,134	2.7

No SAR Plan A awards were exercised during the years ended March 31, 2011 and 2012. The total intrinsic value of SAR Plan A awards exercised during the year ended March 31, 2013 was ¥2 million.

The aggregate intrinsic values of SAR Plan A awards outstanding and exercisable as of March 31, 2013 were ¥1,854 million and ¥277 million, respectively.

As of March 31, 2013, there was ¥215 million of total unrecognized compensation cost related to SAR Plan A awards. This cost is expected to be recognized over a weighted average period of 1.5 years.

SAR Plan B awards

The Company issues SAR Plan B awards over the Company’s common stock pursuant to several stock unit plans which vest and become exercisable approximately from one to five years after the grant date, and expire approximately from six to ten years after the grant date. The exercise price is a nominal ¥1 per share.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2013:

	Outstanding (number of shares)	Weighted-Average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2012	114,375,600	¥544	5.6
Granted	55,589,300	298
Exercised	(47,317,900)	584
Forfeited	(5,103,600)	378

Outstanding as of March 31, 2013	117,543,400	¥419	5.7

Exercisable as of March 31, 2013	15,856,000	¥714	4.1

The weighted-average grant date fair value per share for the years ended March 31, 2011 and 2012 were ¥638 and ¥397, respectively.

The total intrinsic values of SAR Plan B awards exercised during the years ended March 31, 2011, 2012 and 2013 were ¥3,934 million, ¥3,284 million and ¥15,299 million, respectively.

The aggregate intrinsic values of SAR Plan B awards outstanding and exercisable as of March 31, 2013 were ¥67,705 million and ¥9,133 million, respectively.

As of March 31, 2013, total unrecognized compensation cost relating to SAR Plan B awards was ¥10,365 million. This cost is expected to be recognized over a weighted average period of 2.6 years. The total fair values of awards vested during the years ended March 31, 2011, 2012 and 2013 were ¥4,909 million, ¥3,868 million and ¥3,624 million, respectively.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2011, 2012 and 2013 was ¥18,638 million, ¥26,869 million and ¥19,091 million, respectively. Total related tax benefits recognized in the consolidated statements of income for compensation expense for the years ended March 31, 2011, 2012 and 2013 was ¥546 million, ¥1,092 million and ¥1,081 million, respectively. The dilutive effect of outstanding compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2013 was ¥56 million and the tax benefit realized from exercise of these awards was ¥1,181 million.

NSU and CSU awards

NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock which have graded vesting over three to five years from grant date. NSUs replicate the key features of SAR Plan B awards described above but are settled in cash rather than the Company’s common stock. CSUs are similar to NSUs but exposure of the employee to movements in the price of the Company’s common stock is subject to a cap and floor.

The fair value of NSUs and CSUs are determined using the price of the Company’s common stock.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2013:

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2012	68,410,978	¥373		33,096,488	¥373
Granted	38,795,388	308	(1)	75,425,312	260	(1)
Vested	(39,569,233)	355	(2)	(32,433,846)	338	(2)
Forfeited	(5,105,557)			(5,351,130)

Outstanding as of March 31, 2013	62,531,576	¥583	(3)	70,736,824	¥316	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2013

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2011, 2012 and 2013 was ¥13,708 million, ¥27,257 million and ¥33,286 million, respectively. Total unrecognized compensation cost relating to NSU, based on the fair value of these awards as of March 31, 2013 was ¥5,171 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.4 years. Total unrecognized compensation cost relating to CSU, based on the fair value of these awards as of March 31, 2013 was ¥5,662 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.6 years.

MYPD awards

During the year ended March 2013, Nomura issued MYPD awards, which are new performance-based incentive awards for senior management and other senior employees. Under the terms of the award, employees are granted notional performance units which are linked to the profitability of Nomura and specific business segments over a cumulative two year performance period. At the end of the performance period, depending on the extent to which profitability targets are met, the notional performance units are converted into a pre-determined amount of SAR Plan B awards or NSUs.

The MYPD awards are classified as equity awards because these are expected to result in the issuance of SARs. Since these awards contain both performances and service conditions, total compensation cost is recognized over the requisite service period of the employee who receives the award, to the extent it is deemed probable that the performance condition will be met.

The following table presents activity relating to MYPD awards for the year ended March 31, 2013:

	Outstanding (number of shares)(2)	Stock price
Granted	28,697,850	¥298	(1)
Forfeited	(1,542,900)	298

Outstanding as of March 31, 2013	27,154,950	¥298

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted during the year.
(2)	Based on the probable number of SARs which will be issued on conversion of notional performance units at the end of the performance period.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to MYPD awards, based on the current estimate of the extent to which it is probable that the performance conditions within the awards will be met for the year ended March 31, 2013 was ¥2,864 million. As of March 31, 2013, total unrecognized compensation cost relating to MYPD awards was ¥5,233 million. This cost is expected to be recognized over a weighted average period of 3.5 years.

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIUs to certain senior management and employees. NIUs are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International which have graded vesting over three to five years from the grant date.

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2013:

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2012	36,871,138	$3,320
Granted	46,783,794	2,982	(2)
Vested	(29,201,184)	3,398	(3)
Forfeited	(4,692,807)

Outstanding as of March 31, 2013	49,760,941	$3,674	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2013.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2012 and March 31, 2013 were ¥8,819 and ¥8,266 million respectively. Total unrecognized compensation cost, based on the fair value of these awards as of March 31, 2013 was ¥3,602 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.6 years.

Subsequent events

On May 15, 2013, the Company adopted a resolution to issue SARs No. 52, No. 53 and No. 54 of common stock pursuant to the SAR Plan B awards for directors and certain employees of the Company and subsidiaries and has issued SARs on June 5, 2013. The total number of SARs issued is 212,587 for the acquisition of 21,258,700 shares. The exercise price is a nominal ¥1 per share. The SARs vest and are exercisable approximately one to three years after the grant date and expire approximately six to eight years after the grant date.

In May 2013, Nomura also granted the issuance of NSUs, CSUs and NIUs to certain senior management and employees. These awards have a total grant date fair value of ¥45 billion and a vesting period of up to three years.

All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Restructuring initiatives:

During the fiscal year ended March 31, 2012, in anticipation of an ongoing environment of economic uncertainty, Nomura undertook a group-wide restructuring initiative primarily focusing on its Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and to allocate business resources to growth regions accordingly.

As a result of this initial restructuring initiative, Nomura has recognized total restructuring costs of ¥12,397 million and ¥372 million in the consolidated statements of income for the years ended March 31, 2012 and March 31, 2013, respectively and in total, ¥12,769 million as of March 31, 2013. The restructuring costs primarily comprise employee termination costs reported within Noninterest expenses—Compensation and benefits. Liabilities relating these restructuring costs including currency translation adjustments were ¥7,083 million and ¥2,148 million as of March 31, 2012 and 2013, respectively. For the year ended March 31, 2013, ¥5,710 million had been settled.

This initial restructuring initiative was largely completed during in the year ended March 31, 2013 and therefore the amount of further restructuring costs to be incurred going forward is not expected to be material.

During the second quarter of the year ended March 31, 2013, Nomura has undertaken a further restructuring initiative also focusing on the Wholesale Division to further revise business models and increase business efficiencies.

As a result of this further restructuring initiative, Nomura has recognized ¥15,588 million of restructuring costs in the consolidated statements of income for the year ended March 31, 2013. The restructuring costs primarily comprise employee termination costs which are reported within Noninterest expenses—Compensation and benefits. As of March 31, 2013, ¥5,741 million of this amount had been settled and the remaining ¥8,165 million after currency translation adjustments is reported as a liability.

This restructuring program is scheduled to be completed during the year ended March 31, 2014, however the total costs to be incurred going forward are currently under evaluation.

18. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows.

	Millions of yen
	Year ended March 31
	2011	2012	2013
Current:
Domestic	¥175	¥13,481	¥71,918
Foreign	5,956	7,650	6,164

Subtotal	6,131	21,131	78,082

Deferred:
Domestic	56,194	34,274	55,257
Foreign	(995)	3,498	(1,300)

Subtotal	55,199	37,772	53,957

Total	¥61,330	¥58,903	¥132,039

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax benefit recognized from net operating losses for the years ended March 31, 2011, 2012 and 2013 totaled ¥4,645 million, ¥1,358 million and ¥2,944 million, respectively.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Since April 1, 2004, Nomura’s domestic effective statutory tax rate had been approximately 41%. Due to the revisions of domestic tax laws during the third quarter ended December 31, 2011, our effective statutory tax rates are 38% for the fiscal years beginning between April 1, 2012 and March 31, 2015, and 36% thereafter.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2011, 2012 and 2013.

	Year ended March 31
	2011	2012	2013
Our effective statutory tax rate	41.0%	41.0%	38.0%
Impact of:
Changes in deferred tax valuation allowance	1.6	(22.5)	(0.7)
Taxable items to be added on financial profit	5.3	3.8	1.5
Non-deductible expenses	16.6	23.3	12.9
Non-taxable revenue	(8.4)	(29.7)	(9.3)
Dividends from foreign subsidiaries	0.0	0.9	0.2
Tax effect of undistributed earnings of foreign subsidiaries	(0.0)	(1.1)	0.2
Different tax rate applicable to income (loss) of foreign subsidiaries	10.8	14.1	10.0
Effect of changes in domestic tax laws	—	45.7	0.9
Expiration of loss carryforwards	1.3	2.8	1.3
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	(1.3)	(8.8)	—
Other	(1.1)	(0.2)	0.5

Effective tax rate	65.8%	69.3%	55.5%

Net deferred tax assets of ¥201,244 million and ¥145,602 million reported within Other assets—Other in the consolidated balance sheets as of March 31, 2012 and 2013, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥63,493 million and ¥34,082 million reported within Other liabilities in the consolidated balance sheets as of March 31, 2012 and 2013, respectively, represent the total of the temporary differences in those tax jurisdictions with net taxable amounts in future years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of deferred tax assets and liabilities are as follows.

	Millions of yen
	March 31
	2012	2013
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥70,406	¥10,043
Investments in subsidiaries and affiliates	177,522	177,175
Valuation of financial instruments	197,961	146,800
Accrued pension and severance costs	34,291	17,999
Other accrued expenses and provisions	84,628	106,436
Operating losses	313,245	341,177
Other	20,034	5,228

Gross deferred tax assets	898,087	804,858
Less—Valuation allowance	(490,986)	(522,220)

Total deferred tax assets	407,101	282,638

Deferred tax liabilities
Investments in subsidiaries and affiliates	78,262	88,631
Valuation of financial instruments	56,732	53,367
Undistributed earnings of foreign subsidiaries	3,167	2,960
Valuation of fixed assets	117,112	21,950
Other	14,077	4,210

Total deferred tax liabilities	269,350	171,118

Net deferred tax assets	¥137,751	¥111,520

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of Nomura believes that it is more likely than not that the related deferred tax assets will not be realized. The allowances against deferred tax assets are determined based on a review of future realizable value. Changes in the valuation allowance for deferred tax assets are shown below.

	Millions of yen
	Year ended March 31
	2011		2012		2013
Balance at beginning of year	¥501,554		¥461,966		¥490,986
Net change during the year	(39,588	)(1)	29,020	(2)	31,234	(3)

Balance at end of year	¥461,966		¥490,986		¥522,220

(1)	Includes negative ¥33,523 million related to foreign subsidiaries which is mainly due to an effect of utilized loss carryforwards in certain U.S. subsidiaries, negative ¥2,657 million and negative ¥3,408 million related to Japanese subsidiaries and the Company, respectively, which is due mainly to a result of a review of future realizable value for the deferred tax assets previously recorded. In total, ¥39,588 million of allowances decreased for the year ended March 31, 2011.
(2)	Includes ¥24,715 million related to foreign subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, ¥20,014 million related to Japanese subsidiaries which is mainly due to the effect of the conversion of Nomura Land and Building Co., Ltd. into a subsidiary of Nomura Holdings, Inc., and negative ¥15,709 million related to the Company which is due mainly to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥29,020 million of allowances increased for the year ended March 31, 2012.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Includes ¥52,862 million related to foreign subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, negative ¥22,903 million related to the de-consolidation of NREH into an equity method affiliate, and ¥1,275 million related to Japanese subsidiaries and the Company, which is determined based on a review of future realizable value. In total, ¥31,234 million of allowances increased for the year ended March 31, 2013.

As of March 31, 2013, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries totaling ¥2,190 million not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

As of March 31, 2013, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,339,383 million mainly resulting from certain U.S. and European subsidiaries. These losses, except for ¥771,418 million, which can be carried forward indefinitely, expire as follows: 2013 through 2022—¥315,415 million, 2023 and thereafter—¥252,550 million. Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognized tax benefits were not significant as of March 31, 2011, 2012 and 2013. Also there were no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to the unrecognized tax benefits during the years ended March 31, 2011, 2012 and 2013. Nomura recognizes the accrual of interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits within Income tax expense in the consolidated statements of income.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom (“U.K.”) and U.S. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits are recorded in the amount that is sufficient to cover potential exposure for an additional tax assessment depending on likelihood. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2013. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which Nomura remains subject to examination. Under Hong Kong Special Administrative Region (“Hong Kong”) tax law, the statute of limitation does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2008	(1)
U.K.	2012
U.S.	2009

(1)	For transfer pricing, the earliest year in which Nomura remains subject to examinations is 2007.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revisions of domestic tax laws—

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (“Act 114”) was promulgated. Under Act 114, effective from the fiscal year beginning on or after April 1, 2012, corporate income tax rate has been reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) (“Act 117”) was promulgated. Under Act 117, effective for three fiscal years beginning between April 1, 2012 and March 31, 2015, a Special Reconstruction Corporate Tax has been imposed on companies, which is calculated by multiplying the base corporate income tax by 10%. As a result, domestic statutory tax rates to calculate deferred tax assets and liabilities are 38% for the temporary differences expected to be reversed between April 1, 2012 and March 31, 2015 and 36% thereafter.

Due to these revisions, for the year ended March 31, 2012, net deferred tax assets decreased by ¥5,510 million as at the revision of domestic tax laws. For the year ended March 31, 2012, income tax expenses increased by ¥5,510 million and net income attributable to NHI shareholders decreased by ¥13,251 million.

19. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below.

	Shares
	Year ended March 31
	2011	2012	2013
Number of shares outstanding at beginning of year	3,669,044,614	3,600,886,932	3,663,483,895
New issue	—	103,429,360	—

Common stock held in treasury:
Repurchases of common stock	(75,030,934)	(50,093,031)	(19,209)
Sales of common stock	2,409	1,530	601
Common stock issued to employees	6,870,600	9,271,600	47,335,900
Other net change in treasury stock	243	(12,496)	159,065

Number of shares outstanding at end of year	3,600,886,932	3,663,483,895	3,710,960,252

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan. Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2011, 2012 and 2013, the amounts available for distributions were ¥480,471 million, ¥483,126 million and ¥538,021 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act of Japan.

Retained earnings include Nomura’s share of investee undistributed earnings which have been accounted for based on the equity method, and those Nomura’s share of investee undistributed earnings amounted to ¥77,145 million, ¥50,922 million and ¥125,944 million as of March 31, 2011, 2012 and 2013, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in cumulative translation adjustment, net of tax in other comprehensive income (loss) for the year ended March 31, 2013 includes reclassification adjustment of ¥9,844 million for loss due to substantially complete liquidation of an investment in a foreign entity and the amount of income tax benefit allocated to this reclassification adjustment is ¥2,985 million.

Dividends on common stock per share were ¥8 for the year ended March 31, 2011, ¥6 for the year ended March 31, 2012 and ¥8 for the year ended March 31, 2013.

The Company issued new shares of common stock and repurchased common stock in accordance with NLB becoming a wholly owned subsidiary of Nomura for the year ended March 31, 2012. See Note 11 “Business combinations” for further information.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2011, 2012 and 2013, 1,062,910 shares, or ¥2,189 million, 908,498 shares, or ¥1,985 million, and 1,257,966 shares, or ¥2,161 million, respectively, held by affiliated companies.

Subsequent Events

On April 26, 2013, the board of directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 40,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥35 billion and (c) the share buyback program will run from May 8, 2013, to May 31, 2013. Under this buyback program, the Company repurchased 40,000,000 shares of common stock at a cost of ¥32,470 million.

20. Regulatory requirements:

In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been calculated based on Capital Adequacy Notice on Final Designated Parent Company. Note that Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and we have calculated Basel III-based consolidated capital adequacy ratio since March 2013.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2013, we were in compliance with the requirement for common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of March 31, 2013 is 3.5% for common equity Tier 1 capital ratio, 4.5% for Tier 1 capital ratio and 8% for consolidated capital adequacy ratio). Also, as of March 31, 2012, the Company was in compliance with the minimum capital requirement set out in the Basel 2.5-based Capital Adequacy Notice on Final Designated Parent Company.

Under the Financial Instruments and Exchange Act (the “FIEA”), NSC and Nomura Financial Products & Services, Inc. (“NFPS”) are subject to the capital adequacy rules of the FSA. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2012 and 2013, the capital adequacy ratio of NSC exceeded 120%. As of March 31, 2013, the capital adequacy ratio of NFPS exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by clients on securities transactions under the FIEA. As of March 31, 2012 and 2013, NSC segregated bonds with a market value of ¥269,979 million and ¥459,037 million and equities with a market value of ¥6,353 million and ¥7,861 million, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority and the Chicago Mercantile Exchange Group as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. As of March 31, 2012 and 2013, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Prudential Regulatory Authority in the U.K., which imposes minimum capital adequacy requirements on NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Prudential Regulation Authority in the U.K. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Prudential Regulation Authority in the U.K. on a standalone basis. As of March 31, 2012 and 2013, the NEHS, NIP and NBI were in compliance with all relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by the respective authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, and advising on securities, futures contracts and corporate finance. NIHK assumed from its fellow subsidiary, Nomura Securities (Hong Kong) Ltd, the roles of the exchange participant at the Stock Exchange of Hong Kong Ltd., the futures commission merchant at the Hong Kong Futures Exchange Ltd. and the clearing participants at the Hong Kong Securities Clearing Co. Ltd., the SEHK Options Clearing House Ltd. and HKFE Clearing Corporation Ltd with effect from April 22, 2013. NIHK has a branch located in Taiwan which is regulated by its local regulators under its respective jurisdictions. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means an amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with Asian Currency Unit (“ACU”) license governed by

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum capital of SGD15 million. Currently, NSL is observing relevant financial ratios which fulfill the requirement from MAS. As of March 31, 2012 and 2013, NIHK and NSL were in compliance with all relevant regulatory capital related requirements.

21. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), NRI, NREH, and Fortress Investment Group LLC (“Fortress”).

During the year ended March 31, 2012, NLB was consolidated and Chi-X Europe Limited (“Chi-X Europe”) was disposed of. Both of these companies have historically been reported as significant affiliated companies of Nomura.

JAFCO

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies.

In May 2011, the Company purchased 382,000 shares of NLB for ¥18,145 million from JAFCO when Nomura purchased additional issued shares of NLB and made it a subsidiary. See Note 11 “Business combinations” for further information. In addition, Nomura indirectly acquired an additional 0.3% equity interest in JAFCO at the same time.

As of March 31, 2013, Nomura’s ownership of JAFCO was 24.4% and there was no remaining equity method goodwill included in the carrying amount of the investment.

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

As of March 31, 2013, Nomura’s ownership of NRI was 38.8% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥56,473 million.

NLB

NLB owns certain of Nomura’s leased office space in Japan. NLB became a consolidated subsidiary of Nomura on May 24, 2011 and is therefore no longer an affiliated company of Nomura. See Note 11 “Business combinations” for further information. In addition, lease transactions with Nomura while NLB was an affiliated company of Nomura are disclosed in Note 10 “Leases”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fortress

Fortress is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles. The investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method of accounting.

As of March 31, 2013, Nomura’s ownership of Fortress was 12.5% and there was no remaining equity method goodwill included in the carrying value of the investment.

Chi-X Europe

The investment in Chi-X Europe was accounted for by the equity method from December 31, 2009.

On February 18, 2011, BATS Global Markets, Inc. (“BATS”) entered into a definitive agreement to acquire 100% of the outstanding stock of Chi-X Europe. After regulatory approval, Nomura exchanged its shares in Chi-X Europe for approximately 7% (fully diluted) of the outstanding stock of BATS. As a result, Chi-X Europe is therefore no longer an affiliated company of Nomura.

NREH

NREH was a consolidated subsidiary of Nomura until March, 2013. In March 2013, Nomura sold 32,040 thousand shares of NREH. As a result, Nomura’s voting interest fell to 34.0%. Since Nomura no longer maintains a controlling financial interest in NREH, NREH has been deconsolidated and is now an affiliated company accounted for by the equity method from March 2013.

As part of deconsolidation process, a gain of ¥50,139 million, including unrealized gain of ¥38,468 million from Nomura’s remaining shares, was recognized which is reported in the consolidated statements of income within Revenue—Other.

NREH is a listed company in the First Section of the Tokyo Stock Exchange and the fair value of the retained investment in NREH was estimated using quoted market price.

As of March 31, 2013, Nomura’s ownership of NREH was 34.0% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

Summary financial information—

A summary of financial information for JAFCO, NRI, NLB and NREH is as follows.

	Millions of yen
	March 31
	2012(1)	2013(1)(3)
Total assets	¥564,086	¥2,307,795
Total liabilities	200,020	1,551,699

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2011	2012(2)	2013(3)
Net revenues	¥590,985	¥161,209	¥143,193
Non-interest expenses	535,564	105,520	69,899
Net income attributable to the companies	29,392	31,007	48,706

(1)	NLB’s assets and liabilities are not included because it was not an affiliated company of Nomura as of March 31, 2012 and 2013.
(2)	For NLB, financial information while it was an affiliated company of Nomura is included.
(3)	NREH is accounted for by the equity method from March 2013. NREH’s assets and liabilities are included however Net revenues, Non-interest expenses and Net income attributable to NREH are not included.

A summary of financial information for Fortress is as follows.

	Millions of yen
	March 31
	2012(1)	2013(1)
Total assets	¥184,650	¥203,332
Total liabilities	96,312	88,881

	Millions of yen
	Year ended March 31
	2011(1)	2012(1)	2013(1)
Net revenues	¥89,710	¥73,306	¥95,356
Non-interest expenses	154,161	166,006	73,956
Net income (loss) attributable to the company	(24,400)	(36,994)	6,487

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2010, 2011 and 2012, respectively. Nomura recognizes its share of Fortress’s earnings on a three-month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for lease transactions with NLB and NRI, which are disclosed in Note 10 “Leases”, is presented below.

	Millions of yen
	March 31
	2012	2013
Investments in affiliated companies	¥183,305	¥333,329
Advances to affiliated companies	10,649	12,376
Other receivables from affiliated companies	5,160	8,856
Other payables to affiliated companies	5,643	4,270

	Millions of yen
	Year ended March 31
	2011	2012	2013
Revenues	¥3,056	¥5,635	¥7,418
Non-interest expenses	52,796	49,810	48,755
Purchase of software, securities and tangible assets	20,945	22,904	55,099

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen
	March 31
	2012	2013
Carrying amount	¥172,647	¥322,747
Fair value	208,827	404,967

Equity in earnings of equity-method investees, including those above, was a gain of ¥11,602 million, gain of ¥5,716 million and gain of ¥18,597 million for the years ended March 31, 2011, 2012 and 2013, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2011, 2012 and 2013 were ¥4,802 million, ¥4,747 million and ¥5,594 million, respectively.

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

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2012 and 2013.

	Millions of yen
	March 31
	2012	2013
Commitments to extend credit	¥332,009	¥369,988
Commitments to invest in partnerships	28,825	29,974
Commitments to purchase aircraft	52,411	30,143

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2013, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥369,988	¥55,459	¥74,810	¥126,139	¥113,580
Commitments to invest in partnerships	29,974	375	17,702	1,503	10,394
Commitments to purchase aircraft	30,143	21,141	9,002	—	—

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

Other commitments

The amounts of commitments to purchase real estate for sale and rental were ¥234,400 million as of March 31, 2012 and ¥nil as of March 31, 2013. Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥37,237 million as of March 31, 2012 and ¥26,228 million as of March 31, 2013.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki Repo transactions. These commitments amounted to ¥2,519 billion for resale agreements and ¥1,711 billion for repurchase agreements as of March 31, 2012 and ¥4,103 billion for resale agreements and ¥1,152 billion for repurchase agreements as of March 31, 2013. These amounts include certain types of repurchase transactions and securities transactions which Nomura accounts for as sales rather than collateralized financings in accordance with ASC 860.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥269 billion and ¥340 billion as of March 31, 2012 and 2013, respectively.

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

Contingencies

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible loss for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below. For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proof of claims filed by the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”) in respect of swaps and other derivative transactions in the total amount of approximately $37 million, and affirmatively sought recovery of damages. On August 21, 2012, the parties filed a stipulation dismissing with prejudice the proceedings and resolving the claim.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Madoff Trustee. NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is Nomura’s current estimate of the maximum reasonably possible loss from this matter.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a SPC established at the request of NIP (the main operating subsidiary of Nomura in the U.K.). The SPC is included as part of NIP’s consolidated accounts. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased residential MBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of residential MBS purchased by WesCorp. The complaint alleges that WesCorp purchased residential MBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has issued tentative rulings dismissing NCUA’s claims, but no order has yet been entered. Due to the legal uncertainties involved, as well as the lack of any discovery concerning the facts, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of residential MBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purchased residential MBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries and the parties are involved in the discovery process. Given the lack of any expert discovery at this stage of the litigation and certain legal uncertainties, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of residential MBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased residential MBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, but has certified for interlocutory appeal an issue that would substantially resolve the action in the defendants’ favor. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

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

In August 2012, The Prudential Insurance Company of America and certain of its affiliates filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of residential MBS, including an action against NHEL, NCCI and NSI. The action against these Nomura subsidiaries has been removed to federal court. The complaint alleges that the plaintiffs purchased over $183 million in residential mortgage-backed securities from five different offerings. The plaintiffs allege that the offering materials contained material misrepresentations that were fraudulent regarding the underwriting practices and quality of the loans underlying the securities. The plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS is claiming damages of not less than EUR700 million. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. NBI was informed on April 23, 2013 that a seizure order had been effected over a small amount of cash and certain receivables in Italy. On April 26, 2013, the relevant Italian criminal judge issued an order declining to validate the various seizure orders issued by the Public Prosecutor. Accordingly, on the same date, the Public Prosecutor ordered the immediate restitution of all assets subject to seizure. The Public Prosecutor has subsequently lodged an appeal against the order of the relevant Italian criminal judge that declined to validate the seizure orders. It is not possible for the Company to determine whether any loss is probable or to estimate the amount of any loss in this proceeding. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the amount of any potential liability can be reasonably estimated for this claim. The Company cannot predict if, how, or when the claim will be resolved or what any eventual settlement, fine, penalty or other relief may be, particularly since the claim is at an early stage in its development and the claimant is seeking substantial damages.

NSC is the leading securities firm in Japan with approximately five million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008. The plaintiff alleges among other things, insufficient explanation in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

Subsequent Events

In April 2013, another action in relation to investment losses was commenced against NSC by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011. The plaintiff alleges among other things, insufficient explanation before entering into the transaction or in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. It is our policy to review each claim that has been received, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands, investors have instituted actions through the trustee alleging breach of contract. These breach of contract claims, which seek to enforce the repurchase demands made, are at a very early stage.

The Company cannot provide an estimate of reasonably possible loss relating to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, the Company’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at June 13, 2013, the subsidiaries have received claims to repurchase loans with original principal of $4,663 million that are unresolved. Further, due to the lack of factual information at this early stage and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to breach of contract claims arising from rejected repurchase demands.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31
	2012		2013
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥3,997,315	¥107,572,427	¥4,510,650	¥123,980,481
Standby letters of credit and other guarantees(3)	264	21,674	277	9,084

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2012 was ¥6,377 million and as of March 31, 2013 is ¥6,374 million.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2013.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,510,650	¥123,980,481	¥39,561,164	¥31,284,453	¥13,333,026	¥39,801,838
Standby letters of credit and other guarantees	277	9,084	8	319	668	8,089

23. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income before income taxes, but excluded from segment information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. In April 2011, Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other”. And, in accordance with the realignment in April 2012, certain prior period amounts have been reclassified to confirm with the current fiscal year presentation (Wholesale and “Other”).

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2011
Non-interest revenue	¥389,404	¥62,670	¥532,527	¥71,684	¥1,056,285
Net interest revenue	3,029	3,865	93,607	(9,192)	91,309

Net revenue	392,433	66,535	626,134	62,492	1,147,594
Non-interest expenses	291,245	46,513	622,000	77,685	1,037,443

Income (loss) before income taxes	¥101,188	¥20,022	¥4,134	¥(15,193)	¥110,151

Year ended March 31, 2012
Non-interest revenue	¥347,385	¥63,022	¥428,738	¥572,918	¥1,412,063
Net interest revenue	2,873	2,778	126,311	(11,973)	119,989

Net revenue	350,258	65,800	555,049	560,945	1,532,052
Non-interest expenses	287,128	45,281	592,701	525,792	1,450,902

Income (loss) before income taxes	¥63,130	¥20,519	¥(37,652)	¥35,153	¥81,150

Year ended March 31, 2013
Non-interest revenue	¥394,294	¥66,489	¥491,773	¥695,695	¥1,648,251
Net interest revenue	3,631	2,448	153,083	(31,467)	127,695

Net revenue	397,925	68,937	644,856	664,228	1,775,946
Non-interest expenses	297,297	47,768	573,199	657,637	1,575,901

Income (loss) before income taxes	¥100,628	¥21,169	¥71,657	¥6,591	¥200,045

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other” column.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Year ended March 31
	2011	2012	2013
Net gain related to economic hedging transactions	¥2,290	¥8,372	¥989
Realized gain on investments in equity securities held for operating purposes	219	198	1,001
Equity in earnings of affiliates	8,996	10,613	14,401
Corporate items(1)(3)	(34,476)	(32,129)	17,652
Other(2) (3)	7,778	48,099	(27,452)

Total(3)	¥(15,193)	¥35,153	¥6,591

(1)	Includes the gain due to the business combination with NLB in Corporate items during the year ended March 31, 2012.
(2)	Includes the impact of Nomura’s own creditworthiness.
(3)	In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and “Other” have been reclassified to conform to the current period presentation.

The table below presents a reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Year ended March 31
	2011	2012	2013
Net revenue	¥1,147,594	¥1,532,052	¥1,775,946
Unrealized gain (loss) on investments in equity securities held for operating purposes	(16,896)	3,807	37,685

Consolidated net revenue	¥1,130,698	¥1,535,859	¥1,813,631

Non-interest expenses	¥1,037,443	¥1,450,902	¥1,575,901
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,037,443	¥1,450,902	¥1,575,901

Income before income taxes	¥110,151	¥81,150	¥200,045
Unrealized gain (loss) on investments in equity securities held for operating purposes	(16,896)	3,807	37,685

Consolidated income before income taxes	¥93,255	¥84,957	¥237,730

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2011	2012	2013
Net revenue(1):
Americas	¥168,889	¥143,350	¥208,962
Europe	257,135	195,826	172,761
Asia and Oceania	44,474	34,819	43,265

Subtotal	470,498	373,995	424,988
Japan	660,200	1,161,864	1,388,643

Consolidated	¥1,130,698	¥1,535,859	¥1,813,631

Income (loss) before income taxes:
Americas	¥4,410	¥(24,612)	¥25,730
Europe	(43,627)	(91,544)	(93,099)
Asia and Oceania	(16,296)	(12,937)	(12,063)

Subtotal	(55,513)	(129,093)	(79,432)
Japan	148,768	214,050	317,162

Consolidated	¥93,255	¥84,957	¥237,730

	March 31
	2011	2012	2013
Long-lived assets:
Americas	¥91,295	¥94,698	¥118,302
Europe	115,352	114,195	111,381
Asia and Oceania	31,642	23,892	20,471

Subtotal	238,289	232,785	250,154
Japan	270,945	973,711	294,002

Consolidated	¥509,234	¥1,206,496	¥544,156

(1)	There is no revenue derived from transactions with a single major external customer.

24. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of borrowings of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued or to be issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

Consolidated Financial Statements

Nomura Research Institute, Ltd.

At 31st March, 2012 and 2013 (unaudited) and

for the years ended 31st March, 2011 (unaudited), 2012,

and 2013 (unaudited) with Report of Independent Auditors

Unless otherwise noted, the amounts included in the financial statements are expressed in millions of yen with fractional amounts rounded off.

Report of Independent Auditors

The Board of Directors and Shareholders of

Nomura Research Institute, Ltd.

We have audited the accompanying consolidated balance sheet of Nomura Research Institute, Ltd. (the “Company”) as of March 31, 2012, and the related consolidated statements of income and comprehensive income, changes in net assets, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

The accompanying consolidated balance sheet of Nomura Research Institute, Ltd. as of March 31, 2013, and the consolidated statements of income and comprehensive income, changes in net assets and cash flows for the years ended March 31, 2011 and 2013 were not audited by us in accordance with auditing standards generally accepted in the United States and, accordingly, we do not express an opinion on them in accordance with auditing standards generally accepted in the United States.

/s/ Ernst & Young ShinNihon LLC

June 27, 2012

Nomura Research Institute, Ltd.

Consolidated Balance Sheets

	Millions of yen
	31st March,
	2012	2013
		(unaudited)
Assets
Current assets:
Cash and bank deposits (Notes 2 and 10)	¥8,462	¥10,274
Short-term investment securities (Notes 2, 3 and 10)	81,079	90,186
Accounts receivable and other receivables (Notes 2 and 4)	76,192	76,530
Inventories	178	223
Deferred income taxes (Note 8)	7,066	7,291
Other current assets	3,906	4,803
Allowance for doubtful accounts	(79)	(74)

Total current assets	176,804	189,233
Property and equipment (Note 5):
Land	13,600	12,141
Buildings, net	33,167	40,502
Machinery and equipment, net	12,899	10,743
Leased assets, net (Note 12)	114	70
Construction in progress	7,789	—

Property and equipment, net	67,569	63,456

Software and other intangibles	57,862	42,854
Investment securities (Notes 2 and 3)	61,273	88,378
Investments in affiliates (Notes 2 and 3)	1,253	10,441
Deferred income taxes (Note 8)	15,778	14,381
Long-term loans receivable (Note 2)	7,821	7,937
Lease investment assets	446	436
Other assets (Note 6)	14,024	15,179
Allowance for doubtful accounts	(46)	(46)

Total assets	¥402,784	¥432,249

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Balance Sheets—(Continued)

	Millions of yen
	31st March,
	2012	2013
		(unaudited)
Liabilities and Net Assets
Current liabilities:
Accounts payable (Note 2)	¥21,811	¥20,498
Current portion of convertible bonds (Note 2)	—	49,996
Current portion of long-term loans payable (Note 2)	2,531	2,453
Lease obligations, current	201	268
Accrued expenses	19,781	18,664
Income taxes payable	10,093	11,318
Advance payments received	4,807	5,184
Asset retirement obligations	8	3
Other current liabilities	10,149	9,806

Total current liabilities	69,381	118,190
Convertible bonds (Note 2)	49,997	—
Long-term loans payable (Note 2)	6,677	4,250
Lease obligations	411	342
Deferred income taxes (Note 8)	27	38
Employees’ retirement benefits (Note 7)	17,251	17,965
Asset retirement obligations	699	601
Guarantee deposits received	64	—
Commitments and contingent liabilities (Note 17)
Net assets (Notes 9 and 11):
Shareholders’ equity:
Common stock:
Authorized—750,000,000 shares at 31st March, 2012 and 2013
Issued—225,000,000 shares at 31st March, 2012 and 2013	18,600	18,600
Additional paid-in capital	14,800	14,800
Retained earnings	286,907	305,058
Treasury stock, at cost:
— 28,834,693 shares at 31st March, 2012 and 27,384,993 shares at 31st March, 2013	(68,841)	(65,381)

Total shareholders’ equity	251,466	273,077
Accumulated other comprehensive income:
Valuation difference on available-for-sale securities (Note 3)	7,966	17,937
Foreign currency translation adjustment	(2,575)	(1,640)

Total accumulated other comprehensive income	5,391	16,297

Share subscription rights (Note 18)	1,420	1,411
Minority interests	—	78

Total net assets	258,277	290,863

Total liabilities and net assets	¥402,784	¥432,249

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Year ended 31st March,
	2011	2012	2013
	(Unaudited)		(Unaudited)
Sales	¥326,329	¥335,555	¥363,891
Cost of sales	233,120	235,516	262,315

Gross profit	93,209	100,039	101,576
Selling, general and administrative expenses (Notes 13 and 14)	54,782	56,886	57,562

Operating profit	38,427	43,153	44,014
Other income (expenses):
Interest and dividend income	1,585	1,363	1,268
Interest expense	(8)	(71)	(57)
Equity in earnings (losses) of affiliates	(12)	111	339
Loss on property and equipment	—	—	(7,732)
Gain (loss) on investment securities (Note 3)	130	(130)	(75)
Gain on bargain purchase	—	—	4,661
Gain on investments in affiliates (Note 3)	—	8,564	—
Special dividend income	—	3,011	—
Reversal of share-based compensation (Note 18)	—	73	158
Impact of applying accounting standard for asset retirement obligations	(364)	—	—
Other, net	96	131	291

	1,427	13,052	(1,147)

Income before income taxes and minority interests	39,854	56,205	42,867
Provision for income taxes (Note 8):
Current	14,865	19,501	16,679
Deferred	1,799	3,783	(2,419)

	16,664	23,284	14,260

Income before minority interests	23,190	32,921	28,607
Income (loss) attributable to minority interests	2	—	(3)

Net income (Note 11)	¥23,188	¥32,921	¥28,610

Income (loss) attributable to minority interests	¥2	¥—	¥(3)
Income before minority interests	23,190	32,921	28,607
Other comprehensive income (Note 15):
Valuation difference on available-for-sale securities	(2,178)	1,708	9,701
Foreign currency translation adjustment	(406)	94	898
Share of other comprehensive income of affiliates	(13)	6	307

Total other comprehensive income	(2,597)	1,808	10,906

Comprehensive income	¥20,593	¥34,729	¥39,513

Comprehensive income attributable to:
Comprehensive income attributable to owners of the parent	¥20,591	¥34,729	¥39,516
Comprehensive income attributable to minority interests	2	—	(3)

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Changes in Net Assets

	Millions of yen
	Shareholders’ equity					Accumulated other comprehensive income
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders’ equity	Valuation difference on available- for-sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive income	Share subscription rights	Minority interests	Total net assets
Balance at 1st April, 2010 (Unaudited)	¥18,600	¥15,018	¥251,800	¥(72,526)	¥212,892	¥8,436	¥(2,256)	¥6,180	¥1,155	¥10	¥220,237
Disposition of treasury stock	—	—	—	241	241	—	—	—	—	—	241
Loss on disposition of treasury stock	—	(24)	—	—	(24)	—	—	—	—	—	(24)
Net income	—	—	23,188	—	23,188	—	—	—	—	—	23,188
Cash dividends paid	—	—	(10,122)	—	(10,122)	—	—	—	—	—	(10,122)
Net changes other than in shareholders’ equity	—	—	—	—	—	(2,178)	(419)	(2,597)	162	(10)	(2,445)

Balance at 1st April, 2011 (Unaudited)	18,600	14,994	264,866	(72,285)	226,175	6,258	(2,675)	3,583	1,317	—	231,075
Disposition of treasury stock	—	—	—	3,444	3,444	—	—	—	—	—	3,444
Loss on disposition of treasury stock	—	(194)	(735)	—	(929)	—	—	—	—	—	(929)
Net income	—	—	32,921	—	32,921	—	—	—	—	—	32,921
Cash dividends paid	—	—	(10,145)	—	(10,145)	—	—	—	—	—	(10,145)
Net changes other than in shareholders’ equity	—	—	—	—	—	1,708	100	1,808	103	—	1,911

Balance at 1st April, 2012	18,600	14,800	286,907	(68,841)	251,466	7,966	(2,575)	5,391	1,420	—	258,277
Disposition of treasury stock	—	—	—	3,460	3,460	—	—	—	—	—	3,460
Loss on disposition of treasury stock	—	—	(944)	—	(944)	—	—	—	—	—	(944)
Net income	—	—	28,610	—	28,610	—	—	—	—	—	28,610
Cash dividends paid	—	—	(10,220)	—	(10,220)	—	—	—	—	—	(10,220)
Change of scope of equity method	—	—	705	—	705	—	—	—	—	—	705
Net changes other than in shareholders’ equity	—	—	—	—	—	9,971	935	10,906	(9)	78	10,975

Balance at 31st March, 2013 (Unaudited)	¥18,600	¥14,800	¥305,058	¥(65,381)	¥273,077	¥17,937	¥(1,640)	¥16,297	¥1,411	¥78	¥290,863

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Cash Flows

	Millions of yen
	Year ended 31st March,
	2011	2012	2013
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income before income taxes and minority interests	¥39,854	¥56,205	¥42,867
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:
Depreciation and amortization	30,666	30,875	42,475
Interest and dividend income	(1,585)	(4,374)	(1,268)
Interest expense	8	71	57
Loss on property and equipment	—	—	7,732
Loss (gain) on investment securities	(130)	130	75
Gain on bargain purchase	—	—	(4,661)
Gain on investments in affiliates	—	(8,564)	—
Impact of applying accounting standard for asset retirement obligations	364	—	—
Changes in operating assets and liabilities:
Accounts receivable and other receivables, net of advance payments received	(1,727)	(5,728)	1,834
Allowance for doubtful accounts	(23)	(42)	(7)
Accounts payable	(4,305)	1,482	(4,218)
Inventories	176	78	(18)
Employees’ retirement benefits	(3,463)	(3,438)	(1,728)
Other	2,872	834	(683)

Subtotal	62,707	67,529	82,457
Interest and dividends received	1,395	4,499	1,528
Interest paid	(5)	(72)	(56)
Income taxes paid	(15,319)	(18,889)	(15,564)

Net cash provided by operating activities	48,778	53,067	68,365

Cash flows from investing activities
Payments for time deposits	(1,129)	(782)	(1,111)
Proceeds from time deposits	331	853	1,051
Purchase of short-term investment securities	(19,933)	(13,234)	—
Proceeds from sales and redemption of short-term investment securities	6,300	14,910	11,800
Acquisition of property and equipment	(9,565)	(20,848)	(15,668)
Proceeds from sales of property and equipment	5	34	1,158
Purchase of software and other intangibles	(10,211)	(21,399)	(16,162)
Proceeds from sales of software and other intangibles	—	346	—
Payments for asset retirement obligations	(64)	(31)	(40)
Purchase of investment securities	(31)	(29,285)	(21,415)
Proceeds from sales and redemption of investment securities	6,558	5,351	6,614
Purchase of investments in affiliates	(15)	—	(2,264)
Proceeds from sales of investments in affiliates (Note 16)	—	16,326	—
Other	30	27	17

Net cash used in investing activities	¥(27,724)	¥(47,732)	¥(36,020)

Nomura Research Institute, Ltd.

Consolidated Statements of Cash Flows—(Continued)

	Millions of yen
	Year ended 31st March,
	2011	2012	2013
	(Unaudited)		(Unaudited)
Cash flows from financing activities
Increase in short-term loans payable	¥3,500	¥6,922	¥554
Decrease in short-term loans payable	(3,500)	(6,922)	(554)
Proceeds from long-term loans payable	11,783	—	—
Repayment of long-term loans payable	—	(2,575)	(2,506)
Proceeds from issuance of short-term bonds	9,997	—	—
Redemption of short-term bonds	(10,000)	—	—
Repayment of obligation under finance leases	(69)	(53)	(107)
Proceeds from sales of treasury stock	(0)	2,337	2,344
Cash dividends paid	(10,121)	(10,148)	(10,219)

Net cash provided by (used in) financing activities	1,590	(10,439)	(10,488)

Effect of exchange rate changes on cash and cash equivalents	(335)	63	722

Net increase (decrease) in cash and cash equivalents	22,309	(5,041)	22,579
Cash and cash equivalents at beginning of year	59,776	82,085	77,044

Cash and cash equivalents at end of year (Note 10)	¥82,085	¥77,044	¥99,623

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

1. Significant Accounting Policies

Description of Business

The NRI Group (Nomura Research Institute, Ltd. (the “Company”) and its 21 consolidated subsidiaries) and its affiliates (3 companies) engage in the following four business services: “consulting services,” comprised of research, management consulting and system consulting; “system development & application sales,” comprised of system development and the sales of package software products; “system management & operation services,” comprised of outsourcing services, multi-user system services, and information services; and “product sales.” Information on the Company’s operations by segment is included in Note 19.

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

Basis of Consolidation and Application of Equity Method

The accompanying consolidated financial statements for the years ended 31st March, 2011, 2012 and 2013 include the accounts of the Company and all companies which are controlled directly or indirectly by the Company. All subsidiaries (15, 15 and 21 for the years ended 31st March, 2011, 2012 and 2013, respectively) have been consolidated. The major consolidated subsidiaries are NRI Netcom, Ltd., NRI SecureTechnologies, Ltd., and NRI System Techno, LTD. as of 31st March, 2013.

The Company’s investments in affiliated companies over which it has the ability to exercise significant influence are accounted for by the equity method, and, accordingly, the Company’s share of such affiliates’ income or loss is included in consolidated income. All affiliated companies (2, 2 and 3 for the years ended 31st March, 2011, 2012 and 2013, respectively) have been accounted for by the equity method. The affiliated companies are Nippon Clearing Services Co., Ltd., and MC NRI GLOBAL SOLUTIONS, INC., and Daiko Clearing Services Corporation (“Daiko Clearing Services”) as of 31st March, 2013.

NRI System Techno, LTD., Nomura Research Institute Financial Technologies India Private Limited and UBsecure, Inc., newly acquired subsidiaries, and Nomura Research Institute Taiwan Co., Ltd. and Nomura Research Institute Seoul Co., Ltd., newly established subsidiaries during the year ended 31st March, 2013, are included in the scope of consolidation.

The Company acquired additional shares of Daiko Clearing Services during the year ended 31st March, 2013. As a result, this affiliated company is newly accounted for by the equity method.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

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

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

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

Retirement and Severance Benefits for Employees

The allowance for employees’ retirement benefits has been provided on an accrual basis as of the balance sheet date based on an estimate of the projected benefit obligation and the employees’ pension plan assets. The retirement benefit obligation at transition was fully expensed upon transition. Prior service liability is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees (15 years). Actuarial gain or loss is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees (10 to 15 years) from the next fiscal year after the incurrence.

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

Accounting Change

(Changes in accounting policies that are difficult to distinguish from changes in accounting estimates)

In response to a revision of the Corporation Tax Law of Japan, the Company and its domestic consolidated subsidiaries have changed the method of depreciation for tangible fixed assets acquired on or after 1st April, 2012 in accordance with the provisions of the revised Corporation Tax Law. As a result of this change, operating profit and income before income taxes and minority interests for the year ended 31st March, 2013 increased by ¥348 million from the corresponding amounts which would have been recorded under the previous method.

Accounting Standards to Be Applied

“Accounting Standard for Retirement Benefits” (Accounting Standards Board of Japan (ASBJ) Statement No.26 of 17th May, 2012) and the “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No.25 of 17th May, 2012)

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

1)	Overview

From the perspective of improving financial reporting and in light of global trends, the accounting standard and related guidance have been revised mainly in the areas of the accounting treatment for unrecognized actuarial gains and losses and unrecognized prior service costs, the calculation method for retirement benefit obligations and service costs and the enhancement of disclosure.

2)	Scheduled date of application

From the beginning of annual periods beginning on or after 1st April, 2013

3)	Impact of application of accounting standards

The impact of the application of these accounting standards on the consolidated financial statements is expected to be immaterial.

Additional Information

(Accounting for Trust-type Employee Stock Ownership Incentive Plan)

The Company introduced a “Trust-type Employee Stock Ownership Incentive Plan” in March 2011. The purpose of this plan is to promote the Company’s perpetual growth by providing incentives to employees for increasing the Company’s corporate value in the mid- to long-term and to enhance benefits and welfare of employees.

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

The ESOP Trust owned 3,520,800 shares of the Company’s at 31st March, 2013.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

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

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

2)	Fair value of financial instruments

The carrying amount of financial instruments on the consolidated balance sheets as of 31st March, 2012 and 2013 and estimated fair value are shown in the following table. The following table does not include non-marketable securities whose fair value is not readily determinable (see Note 2).

	Millions of yen
	31st March, 2012			31st March, 2013
	Carrying amount	Estimated fair value	Difference	Carrying amount	Estimated fair value	Difference
Assets:
Cash and bank deposits	¥8,462	¥8,462	¥—	¥10,274	¥10,274	¥—
Accounts receivable and other receivables	76,192	76,192	—	76,530	76,530	—
Short-term investment securities, investment securities, and investments in affiliates	135,869	135,869	—	180,870	178,257	(2,613)
Long-term loans receivable	7,821	8,274	453	7,937	8,367	430

Total	¥228,344	¥228,797	¥453	¥275,611	¥273,428	¥(2,183)

Liabilities:
Accounts payable	¥21,811	¥21,811	¥—	¥20,498	¥20,498	¥—
Convertible bonds*	49,997	49,297	(700)	49,996	49,996	—
Long-term loans payable**	9,208	9,208	—	6,703	6,703	—

Total	¥81,016	¥80,316	¥(700)	¥77,197	¥77,197	¥—

*	Convertible bonds as of 31st March, 2013 are the current portion of convertible bonds.

**	Long-term loans payable included the current portion of long-term loans payable totaling ¥2,531 million and ¥2,453 million as of 31st March, 2012 and 2013, respectively.

Note 1:	Methods to determine the estimated fair value of financial instruments.

Assets

a.	Cash and bank deposits

Their carrying amount approximates the fair value due to the short maturity of these instruments.

b.	Accounts receivable and other receivables

Their carrying amount approximates the fair value due to the generally short maturities of these instruments. For those receivables due after one year, the present value is further discounted by the rate corresponding to the credit risk and the amount is presented in the consolidated balance sheet, therefore, the carrying amount approximates fair value.

c.	Short-term investment securities, investment securities and investments in affiliates

The fair value of stocks is based on quoted market prices. The fair value of bonds is based on either quoted market prices or prices provided by the financial institution making markets in these securities.

d.	Long-term loans receivable

Long-term loans receivable consists of deposits and guarantee money. The fair value of long-term receivables is based on the present value of the total future cash flows, which are the principal and the interest, discounted by risk free rate relating to the time remaining until maturity.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

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

Note 2:	Non-marketable securities whose fair value is not readily determinable are as follows.

	Millions of yen
	31st March, 2012	31st March, 2013
Unlisted companies’ shares	¥7,623	¥7,959
Investments in partnerships	113	176

*1.	Unlisted companies’ shares are not measured at fair value because they have no market prices on exchanges, and their fair value is not readily determinable. Unlisted companies’ shares included investments in affiliates accounted for under the equity method totaling ¥887 million and ¥1,069 million as of 31st March, 2012 and 2013, respectively.
*2.	For investments in partnerships, when all or a part of the asset of partnership consist of non-marketable securities whose fair value is not readily determinable, such components are not measured at fair value.

Note 3:	Redemption schedule for cash and bank deposits, receivables and marketable securities with maturities at 31st March, 2012 and 2013

	Millions of yen
	31st March, 2012			31st March, 2013
	Due within one year	Due after one year through five years	Due after five years through ten years	Due within one year	Due after one year through five years	Due after five years through ten years
Cash and bank deposits	¥8,462	¥—	¥—	¥10,274	¥—	¥—
Accounts receivable	56,486	—	—	53,959	80	1
Investment securities:
Available-for-sale securities with maturities:
Government bonds	—	25,000	1	10,000	35,001	—
Corporate bonds	18,300	—	—	—	—	—
Other	100	—	—	—	—	—
Long-term loans receivable	—	8,400	—	—	8,400	—

	¥83,348	¥33,400	¥1	¥74,233	¥43,481	¥1

*	Other receivables are not included in the above table as there is no applicable redemption schedule.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

Note 4:	Repayment schedule for convertible bonds and long-term loans payable at 31st March, 2012 and 2013

	Millions of yen
	31st March, 2012
	Due within one year	Due after one year through two years	Due after two years through three years	Due after three years through four years	Due after four years through five years
Convertible bonds	¥—	¥49,997	¥—	¥—	¥—
Long-term loans payable*	2,531	2,487	2,442	1,748	—

	¥2,531	¥52,484	¥2,442	¥1,748	¥—

	Millions of yen
	31st March, 2013
	Due within one year	Due after one year through two years	Due after two years through three years	Due after three years through four years	Due after four years through five years
Convertible bonds	¥49,996	¥—	¥—	¥—	¥—
Long-term loans payable*	2,453	2,416	1,834	—	—

	¥52,449	¥2,416	¥1,834	¥—	¥—

*	Long-term loans payable represents loans by the ESOP Trust upon introduction of the “Trust-type Employee Stock Ownership Incentive Plan.” Under the loan contracts, the timing of the installment payments is determined, but the amount of each installment payment is not specified. Therefore, the repayment schedule was calculated at an estimated amount by reference to the acquisition price of the Company’s shares that the ESOP Group was expected to purchase from the ESOP Trust.

3. Investments

The Company did not hold any held-to-maturity securities with determinable market value at 31st March, 2012 and 2013.

The following is a summary of the information concerning available-for-sale securities included in short-term investment securities, investment securities and investments in affiliates at 31st March, 2012 and 2013:

Securities Classified as Available-for-Sale Securities

	Millions of yen
	31st March, 2012			31st March, 2013
	Acquisition cost	Carrying amount	Unrealized gain (loss)	Acquisition cost	Carrying amount	Unrealized gain (loss)
Equity securities	¥17,558	¥29,465	¥11,907	¥17,506	¥43,263	¥25,757
Bonds:
Government bonds	25,440	25,456	16	45,451	45,516	65
Corporate bonds	18,329	18,296	(33)	—	—	—

	43,769	43,752	(17)	45,451	45,516	65
Other	69,559	69,501	(58)	90,411	90,362	(49)

Total	¥130,886	¥142,718	¥11,832	¥153,368	¥179,141	¥25,773

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

Non-marketable securities whose fair value is not readily determinable were included in the above table. “Acquisition cost” in the above table is the carrying amount after recognizing impairment loss. Impairment loss on available-for-sale securities whose fair value is not readily determinable as a result of a permanent decline in value for the years ended 31st March, 2012 and 2013 amounted to ¥237 million and ¥69 million, respectively. The Company has established a policy for the recognition of impairment losses under the following conditions:

i)	For marketable securities whose fair value has declined by 30% or more, the Company recognizes impairment loss except in cases where the decline in fair value is expected to be recoverable.

ii)	For non-marketable securities whose fair value is not readily determinable, of which net asset value has declined by 50% or more, the Company recognizes impairment loss except in cases where the decline in fair value is expected to be recoverable.

Proceeds from sales of available-for-sale securities during the years ended 31st March, 2011, 2012 and 2013 were as follows:

	Millions of yen
	31st March,
	2011	2012	2013
Proceeds (Note 16)	¥226	¥16,546	¥2
Gross gain	168	8,714	—
Gross loss	—	(22)	—

Non-marketable securities whose fair value is not readily determinable were included in the above table.

4. Accounts Receivable and Other Receivables

For projects that have not been completed as of the balance sheet date, the percentage-of-completion method is applied and the estimated revenue to be earned from each project has been included in accounts receivable and other receivables in the amounts of ¥19,706 million and ¥22,490 million at 31st March, 2012 and 2013, respectively.

5. Property and Equipment

Property and equipment at 31st March, 2012 and 2013 is summarized as follows:

	Years	Millions of yen
	Useful Life	31st March,
		2012	2013
Land		¥13,600	¥12,141
Buildings	15 – 50	70,842	78,756
Machinery and equipment	3 – 15	56,907	55,780
Leased assets		320	545
Construction in progress		7,789	—
Accumulated depreciation		(81,889)	(83,766)

Property and equipment, net		¥67,569	¥63,456

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

6. Other Assets

Other assets at 31st March, 2012 and 2013 consisted of the following:

	Millions of yen
	31st March,
	2012	2013
Lease deposits	¥10,720	¥10,839
Other	3,304	4,340

Other assets	¥14,024	¥15,179

“Other” includes golf club memberships.

7. Retirement and Severance Benefits

The Company has a defined benefit pension plan, a lump-sum payment plan and a defined contribution pension plan. In addition to the plans, an extra retirement payment may be provided. The Company also has an employee retirement benefit trust. Certain consolidated subsidiaries have defined benefit pension plans, defined benefit lump-sum payment plans, employees’ pension fund trusts and defined contribution pension plans.

The following table sets forth the funded and accrued status of the retirement and severance benefit plans and the amounts recognized in the accompanying consolidated balance sheets at 31st March, 2012 and 2013 for the Company’s and its consolidated subsidiaries’ defined benefit plans:

	Millions of yen
	31st March,
	2012	2013
Retirement benefit obligation	¥(73,273)	¥(90,743)
Plan assets at fair value	49,989	69,423

Unfunded retirement benefit obligation	(23,284)	(21,320)
Unrecognized actuarial gain	8,175	5,699
Unrecognized prior service cost	(2,142)	(1,947)

Net retirement benefit obligation	(17,251)	(17,568)
Prepaid pension cost	—	397

Employees’ retirement benefits	¥(17,251)	¥(17,965)

Certain consolidated subsidiaries adopt the simplified method for calculating retirement benefit obligations.

Plan assets at fair value include those of the employee retirement benefit trust of ¥6,371 million and ¥8,109 million at 31st March, 2012 and 2013, respectively.

The substitutional portion of the employees’ pension fund is included in the above table.

Prior service liability is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees (15 years).

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

Actuarial gain or loss is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees (15 years, 15 years and 10 to 15 years ended 31st March, 2011, 2012 and 2013, respectively) from the next fiscal year after the incurrence.

The components of retirement benefit expenses for the years ended 31st March, 2011, 2012 and 2013 are outlined as follows:

	Millions of yen
	31st March,
	2011	2012	2013
Service cost	¥3,928	¥4,070	¥4,834
Interest cost	1,245	1,332	1,362
Expected return on plan assets	(438)	(546)	(676)
Recognized actuarial loss	102	196	515
Recognized prior service liability	(195)	(195)	(195)

Subtotal	4,642	4,857	5,840
Other	1,617	1,728	1,809

Total	¥6,259	¥6,585	¥7,649

Retirement benefit expenses for the consolidated subsidiaries that adopt the simplified method are included in “Service cost.”

Contributions to the defined contribution pension plan are included in “Other” in the above table.

The amount of employee contributions to the employees’ pension fund is excluded from the above table.

The assumptions used in accounting for the above plans are summarized as follows:

	31st March,
	2011	2012	2013
Discount rates at the end of the year	2.1%	1.8%	1.4%
Expected rate of return on plan assets	1.5	1.5	1.5

Weighted-average rates are used as of 31st March, 2013 in the above table.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

8. Income Taxes

The significant components of deferred income tax assets and liabilities at 31st March, 2012 and 2013 were as follows:

	Millions of yen
	31st March,
	2012	2013
Deferred income tax assets:
Employees’ retirement benefits	¥8,355	¥8,283
Depreciation	10,417	13,425
Accrued bonuses	4,968	5,230
Other	3,246	3,245

	26,986	30,183
Deferred income tax liabilities:
Valuation difference on available-for-sale securities	(3,866)	(8,043)
Special tax-purpose reserve	(257)	(300)
Undistributed earnings of foreign subsidiaries	(19)	(103)
Other	(27)	(103)

	(4,169)	(8,549)

Deferred income tax assets, net	¥22,817	¥21,634

Income taxes applicable to the Company and its consolidated subsidiaries consisted of corporation, inhabitants’ and enterprise taxes which, in the aggregate, resulted in statutory tax rates of approximately 40.6%, 40.6% and 38.0% for the years ended 31st March, 2011, 2012 and 2013, respectively.

A reconciliation of the difference between the statutory income tax rate and the effective income tax rate after deferred tax effect in the consolidated statements of income and comprehensive income for the year ended 31st March, 2013 is as follows:

31st March, 2013
Statutory income tax rate	38.0%
Reconciliation:
Non-deductible permanent differences such as entertainment expenses	0.7
Non-taxable permanent differences such as dividend income	(0.4)
Changes in non-deductible write-downs of investment securities and other items whose schedule of reversal is uncertain	(1.2)
Gain on bargain purchase	(4.1)
Others, net	0.3

Effective income tax rate after deferred tax effect	33.3%

Reconciliations of the differences between the statutory income tax rates and the effective income tax rates after deferred tax effect in the consolidated statements of income and comprehensive income for the years ended 31st March, 2011 and 2012 have been omitted because the differences were immaterial.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

9. Net Assets

The Corporation Law of Japan provides that earnings in an amount equal to at least 10% of dividends of capital surplus and retained earnings shall be appropriated to the legal reserve until the aggregate amount of the legal reserve and additional paid-in capital equals 25% of the stated capital. The legal reserve and the additional paid-in capital account are available for appropriation by resolution of the shareholders. In accordance with the Corporation Law, the Company provides a legal reserve which is included in retained earnings. This reserve amounted to ¥570 million and ¥570 million at 31st March, 2012 and 2013, respectively.

Shares Issued and Treasury Stock

The total number and periodic changes in the number of shares issued and treasury stock for the years ended 31st March, 2012 and 2013 are summarized as follows:

	Shares issued	Treasury stock
Number of shares at 31st March, 2011	225,000,000	30,277,343
Increase in number of shares	—	50
Decrease in number of shares	—	1,442,700
Number of shares at 31st March, 2012	225,000,000	28,834,693
Increase in number of shares		36
Decrease in number of shares	—	1,449,736

Number of shares at 31st March, 2013	225,000,000	27,384,993

*1	The number of common shares of treasury stock increased by 50 and 36 due to the purchases of odd-lot shares for the years ended 31 March, 2012 and 2013, respectively. The number of common shares of treasury stock decreased by 1,336,200 and 1,344,500 due to the transfer of treasury stock from the ESOP Trust to the ESOP Group and decreased by 106,500 and 105,000 due to the exercise of stock options for the years ended 31 March, 2012 and 2013, respectively, and decreased by 236 due to the exercise of convertible bonds for the year ended 31st March, 2013.
*2	Treasury stock included 4,865,300 and 3,520,800 common shares of the Company owned by the ESOP Trust as of 31st March, 2012 and 2013, respectively.

Share subscription rights recorded in the accompanying consolidated balance sheets at 31st March, 2013 relate to the Company’s stock option plans described in Note 18.

Dividends

The following appropriations of cash dividends to shareholders of common stock were approved at meetings of the Board of Directors held on 18th May, 2011 and 28th October, 2011 and were paid to shareholders based on the record as of 31st March, 2011 and 30th September, 2011, respectively, during the year ended 31st March, 2012:

Millions of yen
Cash dividends approved on 18th May, 2011* (¥26.00 per share)	¥5,063
Cash dividends approved on 28th October, 2011** (¥26.00 per share)	5,082

*	The record date and effective date were 31st March, 2011 and 3rd June, 2011, respectively.

Dividends of ¥161 million paid to the ESOP Trust are not included in the total dividends amount.

**	The record date and effective date were 30th September, 2011 and 30th November, 2011, respectively.

Dividends of ¥144 million paid to the ESOP Trust are not included in the total dividends amount.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

The following appropriation of cash dividends, which has not been reflected in the accompanying consolidated financial statements for the year ended 31st March, 2012, was approved at a meeting of the Board of Directors held on 17th May, 2012 and went into effect on 4th June, 2012:

Millions of yen
Cash dividends approved on 17th May, 2012* (¥26.00 per share)	¥5,100

*	The record date and effective date were 31st March, 2012 and 4th June, 2012, respectively.

Dividends of ¥126 million paid to the ESOP Trust are not included in the total dividends amount.

The following appropriations of cash dividends to shareholders of common stock were approved at meetings of the Board of Directors held on 17th May, 2012 and 26th October, 2012 and were paid to shareholders based on the record as of 31st March, 2012 and 30th September, 2012, respectively, during the year ended 31st March, 2013:

Millions of yen
Cash dividends approved on 17th May, 2012* (¥26.00 per share)	¥5,100
Cash dividends approved on 26th October, 2012** (¥26.00 per share)	¥5,120

*	The record date and effective date were 31st March, 2012 and 4th June, 2012, respectively.

Dividends of ¥126 million paid to the ESOP Trust are not included in the total dividends amount.

**	The record date and effective date were 30th September, 2012 and 30th November, 2012, respectively.

Dividends of ¥109 million paid to the ESOP Trust are not included in total dividends amount.

The following appropriation of cash dividends, which has not been reflected in the accompanying consolidated financial statements for the year ended 31st March, 2013, was approved at a meeting of the Board of Directors held on 15th May, 2013 and went into effect on 3rd June, 2013:

Millions of yen
Cash dividends approved on 15th May, 2013* (¥26.00 per share)	¥5,138

*	The record date and effective date were 31st March, 2013 and 3rd June, 2013, respectively.

Dividends of ¥92 million paid to the ESOP Trust are not included in the total dividends amount.

10. Cash and Cash Equivalents

A reconciliation between cash and bank deposits in the accompanying consolidated balance sheets and cash and cash equivalents in the accompanying consolidated statements of cash flows at 31st March, 2012 and 2013 is as follows:

	Millions of yen
	31st March,
	2012	2013
Cash and bank deposits	¥8,462	¥10,274
Short-term investment securities	81,079	90,186
Time deposits with maturities of more than three months when deposited	(706)	(837)
Bond and other investments maturing in more than three months from the acquisition date	(11,791)	—

Cash and cash equivalents	¥77,044	¥99,623

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

11. Per Share Data

Earnings per share for the years ended at 31st March, 2011, 2012, and 2013 and net assets per share at 31st March, 2012 and 2013 are summarized as follows:

	Yen
	31st March,
	2011	2012	2013
Earnings per share	¥119.11	¥168.40	¥145.28
Diluted earnings per share	112.22	158.69	136.97

	Yen
	31st March,
	2012	2013
Net assets per share	¥1,309.39	¥1,464.33

The computation of earnings and net assets per share is based on the weighted-average number of shares of common stock outstanding during each year and the number of shares of common stock outstanding at each balance sheet date, respectively.

The computation of earnings per share and diluted earnings per share for the years ended 31st March, 2011, 2012 and 2013 is as follows:

	Millions of yen
	31st March,
	2011	2012	2013
Numerator:
Earnings	¥23,188	¥32,921	¥28,610
Earnings not attributable to common shareholders	(—)	(—)	(—)

Earnings attributable to common shareholders	¥23,188	¥32,921	¥28,610

	Thousands of shares
Denominator:
Weighted-average number of shares of common stock outstanding—basic*	194,677	195,492	196,937
Potentially dilutive shares of common stock:
Convertible bonds	11,836	11,839	11,839
Stock options	121	119	100

Total	11,957	11,958	11,939

Weighted-average number of shares of common stock outstanding—diluted	206,634	207,450	208,876

*	The Company’s shares owned by the ESOP Trust are included in treasury stock. The ESOP Trust owned 4,865,300 and 3,520,800 shares of the Company as of 31st March, 2012 and 2013, respectively.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

The following potentially issuable shares of common stock would have an antidilutive effect and thus have not been included in the diluted earnings per share calculation for the years ended 31st March, 2011, 2012 and 2013:

	Shares
	31st March,
	2011	2012	2013
a) 6th share subscription rights	367,500	340,000	280,000
b) 8th share subscription rights	415,000	367,500	315,000
c) 10th share subscription rights	417,500	417,500	335,000
d) 12th share subscription rights	440,000	440,000	428,000
e) 14th share subscription rights	445,000	445,000	445,000
f) 16th share subscription rights	—	392,500	392,500
g) 18th share subscription rights	—	—	385,000

The computation of net assets per share at 31st March, 2012 and 2013 is summarized as follows:

	Millions of yen
	31st March,
	2012	2013
Numerator:
Net assets	¥258,277	¥290,863
Share subscription rights	(1,420)	(1,411)
Minority interests	—	(78)

Net assets attributable to common stock	¥256,857	¥289,374

Thousands of shares
Denominator:
Number of shares of common stock outstanding*	196,165	197,615

*	The Company’s shares owned by the ESOP Trust are included in treasury stock. The ESOP Trust owned 4,865,300 and 3,520,800 shares of the Company as of 31st March, 2012 and 2013, respectively.

12. Leases

1)	As lessee

The Company leases mainly computers and related devices, some of which are classified as finance leases.

Future minimum lease payments for noncancelable operating leases at 31st March, 2012 and 2013 are summarized as follows:

	Millions of yen
	31st March,
	2012	2013
Future minimum lease payments:
Due within one year	¥5,179	¥5,579
Thereafter	14,409	11,689

Total	¥19,588	¥17,268

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

2)	As lessor

There were no finance lease transactions as lessor for the years ended 31st March, 2012 and 2013.

Future minimum lease payments to be received from operating leases as lessor at 31st March, 2012 and 2013 are summarized as follows:

	Millions of yen
	31st March,
	2012	2013
Future minimum lease payments to be received:
Due within one year	¥202	¥129
Thereafter	35	14

Total	¥237	¥143

13. Selling, General and Administrative Expenses

The details of selling, general and administrative expenses for the years ended 31st March, 2011, 2012 and 2013 are summarized as follows:

	Millions of yen
	31st March,
	2011	2012	2013
Personnel expenses	¥30,447	¥31,491	¥31,630
Rent	5,126	4,716	4,701
Subcontractor costs	6,832	8,401	8,823
Other	12,377	12,278	12,408

Total	¥54,782	¥56,886	¥57,562

14. Research and Development Expenses

Research and development expenses included in selling, general and administrative expenses for the years ended 31st March, 2011, 2012 and 2013 are summarized as follows:

	Millions of yen
	31st March,
	2011	2012	2013
Research and Development Expenses	¥3,564	¥3,643	¥3,643

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

15. Consolidated Statements of Income and Comprehensive Income

Reclassification adjustments relating to other comprehensive income for the years ended 31st March, 2012 and 2013 are summarized as follows.

	Millions of yen
	31st March,
	2012	2013
Valuation difference on available-for-sale securities
Amount arising during the fiscal year	¥9,867	¥13,941
Reclassification adjustments	(8,546)	—

Valuation difference on available-for-sale securities	1,321	13,941

Foreign currency translation adjustment
Amount arising during the fiscal year	94	898

Foreign currency translation adjustment	94	898

Share of other comprehensive income of affiliates accounted for using the equity method
Amount arising during the fiscal year	6	307

Share of other comprehensive income of affiliates accounted for using the equity method	6	307

Total other comprehensive income before tax effect adjustment	1,421	15,146

Tax effect	387	(4,240)

Total other comprehensive income	¥1,808	¥10,906

Tax effects relating to components of other comprehensive income for the years ended 31st March, 2012 and 2013 are summarized as follows:

	Millions of yen
	31st March,
	2012	2013
Valuation difference on available-for-sale securities
Before-tax amount	¥1,321	¥13,941
Tax benefit (expense)	387	(4,240)
Net-of-tax amount	1,708	9,701

Foreign currency translation adjustment
Before-tax amount	94	898
Tax benefit (expense)	—	—

Net-of-tax amount	94	898

Share of other comprehensive income of affiliates accounted for using the equity method
Before-tax amount	6	307
Tax benefit (expense)	—	—

Net-of-tax amount	6	307

Total other comprehensive income
Before-tax amount	1,421	15,146
Tax benefit (expense)	387	(4,240)

Net-of-tax amount	¥1,808	¥10,906

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

16. Related Party Transactions

Related party transactions for the years ended 31st March, 2011, 2012 and 2013 and the respective balances at 31st March, 2012 and 2013 were as follows:

1)	Transactions

		Millions of yen
		31st March,
Related party	Nature of transaction	2011	2012	2013
a) Major shareholder:
Nomura Holdings, Inc.	Sales*1	¥41,037	¥51,750	¥66,427
	Exchange of shares*2	—	17,873	—
b) Major shareholder’s subsidiaries:
The Nomura Trust & Banking Co., Ltd.	Borrowings*3	9,283	—	—
	Repayment of borrowings*3	—	2,028	1,973
	Payments of interest*3	1	53	39
Nomura Real Estate Development Co., Ltd.*[4]	Rent*5	—	1,637	1,637

2)	Balances

		Millions of yen
		31st March,
Related party	Nature of transaction	2012	2013
a) Major shareholder:
Nomura Holdings, Inc.	Accounts receivable and other receivables*1	¥11,738	¥7,542
b) Major shareholder’s subsidiaries:
The Nomura Trust & Banking Co., Ltd.	Long-term loans payable*3	7,255	5,281
Nomura Real Estate Development Co., Ltd.*[4]	Long-term loans receivable*5	7,821	7,937
	Lease deposits*5	1,793	1,793

*1	The terms and conditions of the agreements were determined in the same way as ordinary transactions with non-related parties through discussions with consideration of costs associated with system development, application sales and system management and operation.
*2	The share exchange involved shares of Nomura Land and Building Co., Ltd. owned by the Company and shares of Nomura Holdings, Inc. The Company received 118 shares of Nomura Holdings, Inc. for each Nomura Land and Building Co., Ltd. share in reference to the valuation results provided by third-party appraisers and the results of the calculation after applying the average market share price method.
The amount above was calculated based on the market value as of the effective date.
The Company sold the shares of Nomura Holdings, Inc. that it received in the exchange to a third party, and a gain on the sale of the shares is recognized as “Gain on investments in affiliates” in the accompanying consolidated statements of income and comprehensive income for the year ended 31st March, 2012.
*3	The borrowing represents loans by the ESOP Trust upon introduction of the “Trust-type Employee Stock Ownership Incentive Plan.” The term of the borrowing is five years (final repayment is in April 2016), with variable interest rates. The borrowing is being repaid semiannually in installments, and the borrowing rate has been determined based on the Company’s credit risk.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

*4	Nomura Real Estate Development Co., Ltd., which was a subsidiary of the Company’s major shareholder “Nomura Holdings, Inc.”, ceased to be a Nomura Holdings Inc.’s subsidiary and related party of the Company as of 21st March, 2013. In the above table, however, transactions with Nomura Real Estate Development Co., Ltd. cover transactions to the end of the year ended 31st March, 2013, and balances are those as of 31st March, 2013.
*5	Long-term loans receivable is a construction assistance fund receivable corresponding to an office lease deposit to be refunded in a lump sum 10 years after the initial guarantee deposit was made (January 2017). The difference between the initial fair value, calculated as the disbursement amount discounted by the market interest rate, and the initial loan amount is recognized as a long-term prepaid expense and is being allocated as rent expense over 10 years (amount is not included in the transaction amount of the rent presented above). The difference between the initial fair value and the reimbursement amount is being allocated as an interest receivable over 10 years.
With regard to the rent, as presented above, the Company pays rent and a lease deposit (guarantee deposit), which were determined by considering market prices of similar properties.

17. Contingent Liabilities

There were no material contingent liabilities at 31st March, 2012 and 2013.

18. Stock Option Plans

The Company issued the following share subscription rights for the purchase of new shares of common stock in accordance with the former Commercial Code of Japan or the Corporation Law of Japan.

For the years ended 31st March, 2011, 2012 and 2013, the Company recognized and allocated share-based compensation cost as follows:

	Millions of yen
	31st March,
	2011	2012	2013
Cost of sales	¥173	¥167	¥158
Selling, general and administrative expenses	206	184	158

Total	¥379	¥351	¥316

For the years ended 31st March, 2011, 2012 and 2013, the Company recognized reversal of share-based compensation as follows:

	Millions of yen
	31st March,
	2011	2012	2013
Reversal of share-based compensation	¥—	¥73	¥158

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

A description of each stock option plan as of 31st March, 2013 is summarized as follows:

	6th stock option plan	8th stock option plan	10th stock option plan
Grantee categories and numbers of grantees	36 directors or managing officers of the Company, and 6 directors of its subsidiaries	37 directors, managing officers or employees of the Company, and 6 directors of its subsidiaries	36 directors or managing officers of the Company, and 6 directors of its subsidiaries

Number of shares reserved	400,000	422,500	417,500

Grant date	11th September, 2006	10th July, 2007	8th July, 2008

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2009	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2010	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2011

Service period	From 1st July, 2006 to 30th June, 2009	From 1st July, 2007 to 30th June, 2010	From 1st July, 2008 to 30th June, 2011

Exercisable period	1st July, 2009 to 30th June, 2013	1st July, 2010 to 30th June, 2014	1st July, 2011 to 30th June, 2015

	12th stock option plan	14th stock option plan	15th stock option plan
Grantee categories and numbers of grantees	39 directors or managing officers of the Company, and 7 directors of its subsidiaries	39 directors or managing officers of the Company, and 8 directors of its subsidiaries	41 directors, managing officers or employees of the Company, and 8 directors of its subsidiaries

Number of shares reserved	440,000	445,000	103,000

Grant date	15th July, 2009	18th August, 2010	18th August, 2010

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2012	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2013	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2011

Service period	From 1st July, 2009 to 30th June, 2012	From 1st July, 2010 to 30th June, 2013	From 1st July, 2010 to 30th June, 2011

Exercisable period	1st July, 2012 to 30th June, 2016	1st July, 2013 to 30th June, 2017	1st July, 2011 to 30th June, 2012

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

	16th stock option plan	17th stock option plan	18th stock option plan
Grantee categories and numbers of grantees	37 directors or managing officers of the Company, and 5 directors of its subsidiaries	38 directors, managing officers or employees of the Company, and 5 directors of its subsidiaries	35 directors or managing officers of the Company, and 6 directors of its subsidiaries

Number of shares reserved	392,500	90,500	385,000

Grant date	11th July, 2011	11th July, 2011	13th July, 2012

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2014	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2012	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2015

Service period	From 1st July, 2011 to 30th June, 2014	From 1st July, 2011 to 30th June, 2012	From 1st July, 2012 to 30th June, 2015

Exercisable period	1st July, 2014 to 30th June, 2018	1st July, 2012 to 30th June, 2013	1st July, 2015 to 30th June, 2019

19th stock option plan
Grantee categories and numbers of grantees	36 directors, managing officers or employees of the Company, and 6 directors of its subsidiaries

Number of shares reserved	88,500

Grant date	13th July, 2012

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2013

Service period	From 1st July, 2012 to 30th June, 2013

Exercisable period	1st July, 2013 to 30th June, 2014

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

The following table summarizes options activity under the stock option plans referred to above during the year ended 31st March, 2013:

	6th stock option plan	8th stock option plan	10th stock option plan	12th stock option plan	14th stock option plan	15th stock option plan	16th stock option plan	17th stock option plan	18th stock option plan	19th stock option plan
Non-vested:
Beginning of the year	—	—	—	440,000	445,000	—	392,500	90,500	—	—
Granted	—	—	—	—	—	—	—	—	385,000	88,500
Forfeited	—	—	—	—	—	—	—	—	—	—
Vested	—	—	—	440,000	—	—	—	90,500	—	—
End of the year	—	—	—	—	445,000	—	392,500	—	385,000	88,500
Vested:
Beginning of the year	340,000	367,500	417,500	—	—	21,500	—	—	—	—
Vested	—	—	—	440,000	—	—	—	90,500	—	—
Exercised	—	—	—	(12,000)	—	(21,500)	—	(71,500)	—	—
Forfeited	(60,000)	(52,500)	(82,500)	—	—	—	—	—	—	—
End of the year	280,000	315,000	335,000	428,000	—	—	—	19,000	—	—

*	For the stock options which become unexercisable, the Company has applied the same accounting treatment as to forfeited stock options. The numbers of stock options presented above reflect such accounting treatment.

Price information per option for each stock option plan as of 31st March, 2013 is summarized as follows:

	Yen
	6th stock option plan	8th stock option plan	10th stock option plan	12th stock option plan	14th stock option plan	15th stock option plan	16th stock option plan	17th stock option plan	18th stock option plan	19th stock option plan
Exercise price	¥3,282	¥3,680	¥2,650	¥2,090	¥2,010	¥1	¥1,869	¥1	¥1,766	¥1
Average price on exercise	—	—	—	2,321	—	1,740	—	1,727	—	—
Fair value on grant date	865	1,030	631	539	284	1,534	460	1,792	412	1,690

The exercise price and fair value on grant date as of 31st March, 2013 reflect the five-for-one stock split on 1st April, 2007.

Fair value as of the grant date for stock options which were issued during the year ended 31st March, 2013 was estimated using the Black-Scholes option pricing model with the following assumptions:

	18th stock option plan	19th stock option plan
Expected volatility*[1]	36.5%	22.6%
Expected remaining period*[2]	5 years	1 year and 6 months
Expected dividend yield*[3]	¥52 per share	¥52 per share
Risk-free interest rate*[4]	0.175%	0.101%

*1	Expected volatility is estimated based on the recent actual stock price in relation to the expected remaining period for each plan.
*2	As it is difficult to estimate the expected remaining period in a reasonable manner, it is determined to be the period from the grant date to the mid-point of the exercisable period.
*3	Expected dividend yield is the expected annual dividend amount for the year ended 31st March, 2013 as of the date of the grant.
*4	Risk-free interest rate represents the interest rate of governmental bonds whose remaining period corresponds to the expected remaining period of stock options.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

Because it is difficult to estimate the forfeited number of stock options for future periods, estimation of the vested number is based upon actual forfeitures in prior periods.

19. Segment Information

Segment Information

1)	Outline of reportable segments

The Company’s reportable segments, for which separate financial information is available, are evaluated periodically by management in deciding the allocation of management resources and in assessing business performances. The Company has classified its segments, comprehensively considering services, customers and markets totally, and four segments have been determined as reportable segments.

Consulting

In addition to management consulting, which provides assistance for formulation and execution of management and business strategies, organizational reform etc., system consulting is provided for all aspects of IT management.

Financial IT Solutions

Customers in the financial sector, who usually belong to the securities, insurance, or banking industries, are provided with services including system consulting, system development and system management and operation and IT solutions, such as multi-user systems.

Industrial IT Solutions

The main customers in this segment include not only the distribution, manufacturing and service sectors, but also governments and other public agencies. The services provided include system consulting, system development and system management and operation.

IT Platform Services

Services including system operation, management and administration of data centers and IT platform and network architecture related services are provided to mainly the Financial IT Solutions segment and Industrial IT Solutions segment. Customers in various sectors are provided with IT Platform solution and information security services.

This segment also conducts research for the development of new business operations and new products related to IT solutions and research related to leading-edge information technologies.

The Company implemented an organizational change on 1st April, 2012.

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

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

3)	Net sales, profit (loss), assets and other items by reportable segment

	Millions of yen
	Year ended 31st March, 2011
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*[1]	Total	Adjustment*[2]	Consolidated*[3]
Net sales:
Sales to external customers	¥19,725	¥194,939	¥87,975	¥15,365	¥318,004	¥8,320	¥326,324	¥5	¥326,329
Intersegment sales or transfers	53	66	4,784	63,187	68,090	3,096	71,186	(71,186)	—

Total	19,778	195,005	92,759	78,552	386,094	11,416	397,510	(71,181)	326,329

Segment profit (loss)	¥1,218	¥18,504	¥6,344	¥9,652	¥35,718	¥292	¥36,010	¥2,417	¥38,427

Segment assets	¥8,867	¥98,207	¥36,288	¥52,666	¥196,028	¥5,642	¥201,670	¥178,363	¥380,033
Other items:
Depreciation and amortization	¥72	¥15,958	¥3,562	¥8,615	¥28,207	¥480	¥28,687	¥1,979	¥30,666
Increase in tangible and intangible fixed assets	81	7,990	3,981	7,404	19,456	307	19,763	993	20,756

*1	Some subsidiaries provide system development and system management and operation services that are not included in the above reportable segments.
*2	Descriptions of adjustments are as follows:
(a)	Individual items included in adjustment of segment profit were immaterial.
(b)	The segment asset adjustment of ¥178,363 million is comprised of corporate assets not allocated to a reportable segment of ¥179,974 million and the eliminations of intersegment receivables of ¥(1,611) million.
(c)	Individual items included in adjustment of depreciation and amortization were immaterial.
(d)	Individual items included in adjustment of increase in tangible and intangible fixed assets were immaterial.
*3	Segment profit is adjusted to operating profit in the consolidated statements of income and comprehensive income.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

	Millions of yen
	Year ended 31st March, 2012
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*1	Total	Adjustment*2	Consolidated*3
Net sales:
Sales to external customers	¥21,686	¥202,628	¥89,343	¥13,365	¥327,022	¥8,519	¥335,541	¥14	¥335,555
Intersegment sales or transfers	122	91	5,320	66,007	71,540	3,283	74,823	(74,823)	—

Total	21,808	202,719	94,663	79,372	398,562	11,802	410,364	(74,809)	335,555

Segment profit	¥3,011	¥21,433	¥6,575	¥9,517	¥40,536	¥728	¥41,264	¥1,889	¥43,153

Segment assets	¥10,505	¥101,371	¥37,005	¥63,522	¥212,403	¥5,894	¥218,297	¥184,487	¥402,784
Other items:
Depreciation and amortization	¥78	¥16,331	¥3,228	¥9,229	¥28,866	¥364	¥29,230	¥1,645	¥30,875
Increase in tangible and intangible fixed assets	94	19,565	5,749	15,068	40,476	342	40,818	347	41,165

*1	Some subsidiaries provide system development and system management and operation services that are not included in the above reportable segments.
*2	Descriptions of adjustments are as follows:
(a)	Individual items included in adjustment of segment profit were immaterial.
(b)	The segment asset adjustment of ¥184,487 million is comprised of corporate assets not allocated to a reportable segment of ¥186,003 million and the eliminations of intersegment receivables of ¥(1,516) million.
(c)	Individual items included in adjustment of depreciation and amortization were immaterial.
(d)	Individual items included in adjustment of increase in tangible and intangible fixed assets were immaterial.
*3	Segment profit is adjusted to operating profit in the consolidated statements of income and comprehensive income.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

	Millions of yen
	Year ended 31st March, 2013
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*1	Total	Adjustment*2	Consolidated*3
Net sales:
Sales to external customers	¥22,761	¥219,755	¥83,615	¥28,850	¥354,981	¥8,908	¥363,889	¥2	¥363,891
Intersegment sales or transfers	148	162	48	74,526	74,884	3,812	78,696	(78,696)	—

Total	22,909	219,917	83,663	103,376	429,865	12,720	442,585	(78,694)	363,891

Segment profit	¥2,808	¥22,301	¥6,487	¥10,070	¥41,666	¥1,137	¥42,803	¥1,211	¥44,014

Segment assets	¥11,436	¥91,287	¥34,788	¥72,704	¥210,215	¥8,085	¥218,300	¥213,949	¥432,249
Other items:
Depreciation and amortization	¥71	¥27,952	¥1,680	¥11,138	¥40,841	¥383	¥41,224	¥1,251	¥42,475
Investment in affiliates	—	9,582	—	—	9,582	282	9,864	—	9,864
Increase in tangible and intangible fixed assets	75	12,469	3,150	14,211	29,905	723	30,628	420	31,048

*1	Some subsidiaries provide system development and system management and operation services that are not included in the above reportable segments.
*2	Descriptions of adjustments are as follows:
(a)	Individual items included in adjustment of segment profit were immaterial.
(b)	The segment asset adjustment of ¥213,949 million is comprised of corporate assets not allocated to a reportable segment of ¥215,672 million and the eliminations of intersegment receivables of ¥(1,723) million.
(c)	Individual items included in adjustment of depreciation and amortization were immaterial.
(d)	Individual items included in adjustment of increase in tangible and intangible fixed assets were immaterial.
*3	Segment profit is adjusted to operating profit in the consolidated statements of income and comprehensive income.

4)	Information about changes in reportable segments

(a)	In response to a revision of the Corporation Tax Law, the method of depreciation used by the reportable segments for tangible fixed assets acquired on or after 1st April, 2012 has been changed in accordance with the provisions of the revised Corporation Tax Law. As a result of this change, total segment profit for the year ended 31st March, 2013 increased by ¥348 million from the corresponding amount which would have been recorded under the previous method. The impact on each segment is omitted because the amounts are immaterial.

(b)	The Company partially changed its segment reporting structure as of 1st April, 2012. The information security business and IT platform solution business, which had previously been included in the Industrial IT Solutions segment, were newly included in the IT Platform Services segment.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

Related information

1)	Information by products and services

Sales to external customers classified by products and services for the years ended 31st March, 2011, 2012 and 2013 is summarized as follows:

	31st March, 2011
	Millions of yen	YoY Change
Consulting services	¥32,967	14.1%
System development and application sales	117,076	(7.7)
System management and operation services	166,580	(0.3)
Product sales	9,706	(39.0)

Total	¥326,329	(3.6)%

	31st March, 2012
	Millions of yen	YoY Change
Consulting services	¥36,099	9.5%
System development and application sales	125,557	7.2
System management and operation services	164,084	(1.5)
Product sales	9,815	1.1

Total	¥335,555	2.8%

	31st March, 2013
	Millions of yen	YoY Change
Consulting services	¥39,079	8.3%
System development and application sales	140,478	11.9
System management and operation services	174,990	6.6
Product sales	9,344	(4.8)

Total	¥363,891	8.4%

2)	Information by geographical area

Information by geographical area is omitted, because sales and tangible fixed assets in Japan constituted more than 90% of total sales and tangible fixed assets for the years ended 31st March, 2012 and 2013.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

3)	Information by major customer

	31st March, 2012
	Millions of yen	Percentage of total sales	YoY Change	Related segment
Nomura Holdings, Inc.	¥89,474	26.7%	17.9%	Financial IT Solutions

Seven & i Holdings Co., Ltd.	39,998	11.9	0.9	Industrial IT Solutions and Financial IT Solutions
* Sales to subsidiaries of major customers and sales to major customers through leasing companies are included in the above table.

	31st March, 2013
	Millions of yen	Percentage of total sales	YoY Change	Related segment
Nomura Holdings, Inc.	¥100,984	27.8%	12.9%	Financial IT Solutions

Seven & i Holdings Co., Ltd.	44,984	12.4	12.5	Industrial IT Solutions and Financial IT Solutions
* Sales to subsidiaries of major customers and sales to major customers through leasing companies are included in the above table.

Information about impairment loss on fixed assets for each reportable segment

Years ended 31st March, 2012 and 2013

Not applicable.

Information about amortized amount of goodwill and unamortized balance of goodwill for each reportable segment

Years ended 31st March, 2012

Not applicable.

Years ended 31st March, 2013

Information is omitted because the amount is immaterial.

Information about gains on bargain purchase for each reportable segment

Years ended 31st March, 2012

Not applicable.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2011 (unaudited), 2012 and 2013 (unaudited)

Years ended 31st March, 2013

In the Financial IT Solutions segment, the Company acquired additional shares of Daiko Clearing Services during the year ended 31st March, 2013. As a result, Daiko Clearing Services is newly accounted for by the equity method. A gain on bargain purchase of ¥4,661 million was recorded by the Company as an extraordinary gain for the year ended 31st March, 2013 in relation to this transaction.

20. Subsequent Events

Not applicable.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ KOJI NAGAI
	Name:	Koji Nagai
	Title:	Group Chief Executive Officer

Date: June 27, 2013

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2

Share Handling Regulations of the registrant (English translation) (filed on April 7, 2010 as an exhibit to the Registration Statement on Form S-8 (File No. 333-165925) and incorporated herein by reference)

1.3

Regulations of the Board of Directors of the registrant (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.4	Regulations of the Nomination Committee (English translation) (filed on June 30, 2009 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.5	Regulations of the Audit Committee (English translation) (filed on June 30, 2009 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.6	Regulations of the Compensation Committee (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1

Form of Deposit Agreement among the registrant, The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on April 28, 2010 as an exhibit to the Registration Statement on Form F-6 (File No. 333-166346) and incorporated herein by reference)

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Masahiro Sakane, Toshinori Kanemoto, Tsuguoki Fujinuma and Takao Kusakari entered into a Limitation of Liability Agreement, substantially in the form of this exhibit.
(2)	The Company and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.