Form 20-F
period 2014-03-31
NOMURA HOLDINGS INC
filed 2014-06-26
CIK 1163653

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

As of March 31, 2014, 3,717,630,462 shares of Common Stock were outstanding, including 44,659,127 shares represented by 44,659,127 American Depositary Shares.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As used in this annual report, references to the “Company”, “Nomura”, the “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this annual report, references to “NHI” are to Nomura Holdings, Inc.

As used in this annual report, “yen” or “¥” means the lawful currency of Japan, and “dollar” or “$” means the lawful currency of the United States of America (the “U.S.”).

As used in this annual report, “ADS” means an American Depositary Share, currently representing one share of the Company’s common stock, and “ADR” means an American Depositary Receipt evidencing one or more ADSs. See “Rights of ADR Holders” under Item 10.B of this annual report.

As used in this annual report, except as the context otherwise requires, the “Companies Act” means the Companies Act of Japan and the “FSA” means the Financial Services Agency of Japan.

Amounts shown in this annual report have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table shows selected financial information as of and for the years ended March 31, 2010, 2011, 2012, 2013 and 2014 which is derived from our consolidated financial statements included in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2010	2011	2012	2013	2014
Statement of income data:
Revenue	¥1,356,751	¥1,385,492	¥1,851,760	¥2,079,943	¥1,831,844
Interest expense	205,929	254,794	315,901	266,312	274,774

Net revenue	1,150,822	1,130,698	1,535,859	1,813,631	1,557,070
Non-interest expenses	1,045,575	1,037,443	1,450,902	1,575,901	1,195,456

Income before income taxes	105,247	93,255	84,957	237,730	361,614
Income tax expense	37,161	61,330	58,903	132,039	145,165

Net income	¥68,086	¥31,925	¥26,054	¥105,691	¥216,449
Less: Net income (loss) attributable to noncontrolling interests	288	3,264	14,471	(1,543)	2,858

Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥67,798	¥28,661	¥11,583	¥107,234	¥213,591

Balance sheet data (period end):
Total assets	¥32,230,428	¥36,692,990	¥35,697,312	¥37,942,439	¥43,520,314
Total NHI shareholders’ equity	2,126,929	2,082,754	2,107,241	2,294,371	2,513,680
Total equity	2,133,014	2,091,636	2,389,137	2,318,983	2,553,213
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income attributable to NHI shareholders—basic	¥21.68	¥7.90	¥3.18	¥29.04	¥57.57
Net income attributable to NHI shareholders—diluted	21.59	7.86	3.14	28.37	55.81
Total NHI shareholders’ equity(1)	579.70	578.40	575.20	618.27	676.15
Cash dividends(1)	8.00	8.00	6.00	8.00	17.00
Cash dividends in USD(2)	$0.09	$0.10	$0.07	$0.08	$0.17
Weighted average number of shares outstanding (in thousands)(3)	3,126,790	3,627,799	3,643,481	3,692,796	3,709,831

Return on equity(4):	3.7%	1.4%	0.6%	4.9%	8.9%

Notes:

(1)	Calculated using the number of shares outstanding at year end.
(2)	Calculated using the yen-dollar exchange rate of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
(3)	The number shown is used to calculate basic earnings per share.
(4)	Calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity.

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

Year ended March 31	High	Low	Average(1)	Year end
2010	¥100.71	¥86.12	¥92.49	¥93.40
2011	94.68	78.74	85.00	82.76
2012	85.26	75.72	78.86	82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98

Calendar year 2014	High	Low
January	¥104.87	¥102.20
February	102.71	101.11
March	103.38	101.36
April	103.94	101.43
May	102.34	101.26
June (through June 20)	102.69	101.82

(1)	Average rate represents the average of rates available on the last business day of each month during the year.

The noon buying rate for Japanese yen on June 20, 2014 was $1.00 = ¥102.14

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

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

The global financial crisis that originated with the collapse of Lehman Brothers Holding Inc. (“Lehman Brothers”) in 2008, affected not only the global securities market but also financial services firms as participants, and also affected economic activity as a whole, especially in developed countries, including Japan. Also in 2011, financial problems in the U.S. and the worsening of financial issues in the peripheral countries of the Eurozone, including Greece, adversely influenced major global financial markets. Since 2013, the prospects of global economy have remained uncertain due to various actions including monetary tightening in China and tapering in the United States.

Our business and revenues may be affected by any adverse changes in the Japanese and global economic environments and financial markets.

In addition and as described later, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecast of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on financial markets and economies of each country.

If any adverse events including those discussed above were to occur, a market or economic downturn may extend for a long period of time, which could adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market or economic downturn, changes relating to market volatility or governmental fiscal and monetary policy changes in Japan and any country or region where we conduct business, including the actions taken by the Bank of Japan or any other international central banking authorities and other changes in the environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management business.

Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients. For example, due in part to the slowdown in financing activities resulting primarily from the worsened and prolonged impact of the European sovereign debt crisis in 2011, our Investment Banking net revenue for the year ended March 31, 2012 and March 31, 2013 decreased by 15.9% and 15.0% from the previous year respectively.

Our electronic trading business revenues may decline

Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these systems allows us to provide an efficient execution platform and on-line content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer spreads from these services, are directly correlated with the number and size of the transactions in which we participate and would therefore decrease if there are financial market or economic changes that would cause our clients to trade less frequently or in a smaller amounts. In addition, the use of electronic trading has increased across capital markets products and has put pressure on trading commissions and bid-offer spreads in our industry due to the increased competition of our electronic trading business. Although trade volumes may increase due to the availability of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including derivatives transactions with equity, interest rate, currency, credit and other underlyings, as well as loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. Although we seek to mitigate these position risks with a variety of hedging techniques, these market movements could result in losses. We can incur losses if the financial system is overly stressed and the markets move in a way we have not anticipated.

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

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect on our profitability by changing the business. Assuming a one-notch and two-notch downgrade of our credit ratings on

March 31, 2014, absent other changes, we estimate that the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts would have been approximately ¥33.2 billion and ¥122.8 billion, respectively.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding large and concentrated positions of securities can expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization, acquiring newly-issued convertible bonds through third-party allotment or through providing business solutions to meet client’s needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as residential and commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market in which we operate, which may make it difficult to sell, hedge or value such assets which we hold. Also, in case a market fails in pricing such assets, it will be difficult to estimate their value. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to Over-The-Counter (“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market price of own position is not formed, it could lead to unanticipated losses.

Our hedging strategies may not prevent losses

We use a variety of financial instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

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

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial instruments developed through financial engineering and innovation may be increased by market risk.

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

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending transactions, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

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

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect our liquidity, or we may have to sell at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell may be impaired by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. For example, on March 15, 2012, Moody’s Investors Service downgraded our senior debt rating from Baa2 to Baa3. Although the impact of this downgrade was limited, future downgrades could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. Further, other factors which are not specific to us may increase our funding costs, such as negative market perception of Japan’s fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the Great East Japan Earthquake in March 2011, fiscal problems in the U.S. and European countries which became apparent starting the same year and the political crisis in Ukraine which began in late 2013, but also more specifically the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements laws and other related rules which may make our trading strategy obsolete, less competitive or not workable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

We may be exposed to losses when third parties that are indebted to us do not perform their obligations

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivatives transactions. We may incur material losses when our counterparties default on their obligations to us due to their filing for bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•

the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to nondelivery by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swaps or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Issues related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the creditworthiness or a default by, a certain financial institution could lead to significant liquidity problems or losses in, or defaults by, other financial institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our operations may be adversely affected if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

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

The financial services industry faces intense competition

Our businesses are intensely competitive, and are expected to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. In accordance with the amendments to the Securities and Exchange Law of Japan (which has been renamed as the Financial Instruments and Exchange Act of Japan (“FIEA”) since September 30, 2007), effective from December 1, 2004, banks and certain other financial institutions became able to enter into the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were deregulated. Therefore, as our competitors will be able to cooperate more closely with their affiliated commercial banks, banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the sales and trading, investment banking and retail businesses.

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

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Under such competitive environment, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to rebuild and expand our operations in these regions and the U.S. After the acquisition, however, the global economy started to slow down, and both regulation and supervision have tightened around the world. In light of this challenging business environment, we have endeavored to reallocate our management resources to optimize our global operations and thereby improve our profitability. However, failure to realize the full benefits of these efforts may adversely affect our global businesses, financial condition and results of operations.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect on us or cause reputational harm to us, which in turn could adversely affect our business prospects, financial condition and results of operations. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other financial products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions, and legal claims concerning our other businesses.

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

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it economically unreasonable for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.

In particular, various reforms to financial regulatory frameworks, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (the “U.K.”), have been put in place. The exact details of the implementation of these proposals and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. For more information about such regulations, see “Regulation” under Item 4.B. of this annual report.

Changes in regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. For example, in March 2012, the FSA published the revised Capital Adequacy Notice on Final Designated Parent Company in order to respond to the Basel III measures announced by the Basel Committee on Banking Supervision (“Basel Committee”), and beginning on March 31, 2013, the amended Notice has been gradually phased in. The full implementation of such new measures may decrease our capital adequacy ratio calculated pursuant to such new measures below the levels at the end of March 2013. In addition to the Basel III measures, implementation of new regulations or strengthening of existing regulations have been determined or are under consideration by international organizations such as the G-20, Financial Stability Board (“FSB”), International Organization of Securities Commissions (“IOSCO”) and Basel Committee, or governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These changes in regulations, if they are applied to us, may require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Furthermore, the FSB and the Basel Committee have announced that they will annually update the list of global systemically important banks (“G-SIBs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIBs. Additionally, G20 Finance Ministers and Central Bank Governors requested the FSB and the Basel Committee to expand the G-SIB framework to domestic systemically important banks (“D-SIBs”), and in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for D-SIBs. In addition, the FSB and IOSCO have published assessment methodologies for identifying Non-bank Non-insurer Global Systemically Important Financial Institutions (“NBNI G-SIFIs”), for public consultation. The costs and impact on us as described above may further increase if we are identified as a G-SIB, a D-SIB or a NBNI G-SIFI in the future.

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

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of our or our clients’ confidential information, such as insider trading, the disclosure of material non-public information and the recommendation of trades based on material non-public information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

In August 2012, Nomura Securities Co., Ltd. (“NSC”), the Company’s subsidiary, received a business improvement order from the FSA with respect to flaws recognized in connection with the management of entity-related information for public stock offerings. In response to the order, NSC, as of December 2013, has implemented and completed a series of improvement measures and is working to enhance and strengthen its information management structure to prevent similar incidents from occurring in the future.

Although we have precautions in place to detect and prevent any such misconduct, the measures we implement may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

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

A failure to identify and address conflicts of interest appropriately could adversely affect our businesses

We are a global financial institution providing a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can occur when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public information is not appropriately restricted or shared within the firm, with regard to the many transactions within the Nomura Group, conflicts of interest can also occur where a group company transaction and/or a transaction with another client conflicts or competes with, or is perceived to conflict or compete with, a transaction with a particular client. While we have extensive internal procedures and controls designed to identify and address conflicts of interest, a failure, or a perceived failure, to identify, disclose and appropriately address conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, conflicts of interest could give rise to regulatory actions or litigation.

Our business is subject to various operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk. Types of operational risk may include the following, each of which could result in financial losses, disruption in our business, litigation from third parties, regulatory/supervisory actions, restrictions or penalties, and/or damage to our reputation:

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

The Company is a holding company and depends on payments from subsidiaries

The Company heavily depends on dividends, distributions and other payments from subsidiaries to make payments on the Company’s obligations. Regulatory and other legal restrictions, such as those under the Companies Act, may limit the Company’s ability to transfer funds freely, either to or from the Company’s subsidiaries. In particular, many of the Company’s subsidiaries, including the Company’s broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to the Company. These laws and regulations may hinder the Company’s ability to access funds needed to make payments on the Company’s obligations.

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

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which would have a substantial impact on our consolidated statements of income. Depending on the conditions of the markets, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired values.

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

Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions

The Company’s Articles of Incorporation, as permitted under the Companies Act, provide that 100 shares of the Company’s stock constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other rights relating to voting. Under the unit share system, any holders of shares constituting less than a unit may at any time request the Company to purchase their shares. Also, holders of shares constituting less than a unit may request the Company to sell them such number of shares that the Company may have as may be necessary to raise such holder’s share ownership to a whole unit. Shares constituting less than a unit are transferable under the Companies Act, but may not be traded on any Japanese stock exchange.

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

The Company has proactively engaged in establishing a governance framework to ensure transparency in the Company’s management. Among other endeavors, when the Company adopted a holding company structure and was listed on the New York Stock Exchange (the “NYSE”) in 2001, the Company installed Outside Directors. In addition, in June 2003, the Company further strengthened and increased the transparency of the Company’s oversight functions by adopting the Committee System, a system in which management oversight and business execution functions are clearly separated.

What started out as a U.S. subprime loan crisis in the summer of 2007 became a global financial crisis with effects spreading to the broader economy. This created an extraordinarily challenging business environment for the Company. In dealing with these troubled assets, the Company reassessed the parts of its business that are not fully focused on clients. The Company was quick to review, reduce, and exit non-client businesses and illiquid positions such as commercial mortgages. As a result, the Company emerged from the financial crisis with one of the cleanest balance sheets among global players. To pave the way for future growth, the Company acquired and integrated the operations of Lehman Brothers in Asia Pacific, Europe and the Middle East.

At the end of March 2013 Japan became one of the first countries to implement Basel III. Ahead of the introduction of the new regulations, the Company reallocated resources to concentrate management resources on businesses where the Company can manifest its strengths.

The address of the Company’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: +81-3-5255-1000.

B. Business Overview.

Overview

We are one of the leading financial services groups in Japan and have global operations. We operate offices in countries and regions worldwide including Japan, the U.S., the U.K., Singapore and Hong Kong Special Administrative Region (“Hong Kong”) through our subsidiaries.

Our clients include individuals, corporations, financial institutions, governments and governmental agencies.

Our business consists of Retail, Asset Management and Wholesale divisions which are described in further detail below. See also Note 24 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Corporate Goals and Principles

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the Company and increasing satisfaction of stakeholders, including that of shareholders and clients.

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

Our Business Divisions

Retail

In Retail, we deliver a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of its head office and local branches was 159 as of the end of March 2014. We offer investment consultation services to meet the medium- to long-term needs of our clients. The aggregate market value of our retail client assets increased ¥7.9 trillion to ¥91.7 trillion as of the end of March 2014 from ¥83.8 trillion a year ago. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.

In order to execute our business strategy, we employ various methods to deliver our services to clients. These include face-to-face meetings with our Financial Advisors, either in our branch offices or through client visits, communications through internet-based trading services, or through our call centers.

Asset Management

We conduct our asset management business, which consists of the development and management of investment trusts and investment advisory services, primarily through NAM. NAM is the largest asset management company in Japan in terms of assets under management in investment trusts as of March 31, 2014. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create business opportunities. In order to make these opportunities available, NAM manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through NSC as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank Co., Ltd. Investment trusts are also offered in defined contribution pension plans. We also provide investment advisory services to public pensions, private pensions, governments and their agencies, central banks and institutional investors.

Wholesale

Our Wholesale Division consisted of Global Markets, Investment Banking and certain other non-Retail operations, providing our corporate and institutional clients with timely, high value-added services tailored to their needs.

Global Markets

Global Markets conducts sales, trading and market-making of fixed income and equity-related products.

Our global fixed income offerings include, among other products, government securities, interest-rate derivatives, investment-grade and high-yield corporate bonds, credit derivatives, G-10 and emerging markets foreign exchange, asset-backed securities and mortgage-related products, in over-the-counter (“OTC”) and listed markets. We also undertake primary dealership business in the Japanese government securities market as well as in the Asian, European and U.S. markets. These product offerings are underpinned by our global structuring function which tailors ideas and trading strategies for our institutional and corporate client base.

Our global equity-related products include common stock, convertible securities, futures, options and OTC equity-linked derivatives. In addition, we offer execution services based on cutting-edge technologies such as electronic trading. Nomura is also a member of various exchanges around the world, with leading positions on the London and Tokyo stock exchanges.

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

Our Research Activities

We have an extensive network of intellectual capital with key research offices in Tokyo, Hong Kong and other major markets in the Asia-Pacific region, as well as in London and New York. Nomura is recognized as a leading content provider with an integrated global approach to providing capital markets research. Our researchers collaborate closely across regions and disciplines to track changes and spot future trends in politics, economics, foreign exchange, interest rates, equities, credit and quantitative analysis. Our Japan Equity Research team continued to top the Institutional Investor research polls in 2013. Our Fixed Income Research teams topped the Nikkei Veritas rankings for the fourth straight year.

Our Information Technology

We believe that information technology is one of the key success factors for our overall business and intend to develop and maintain a solid technology platform to ensure that the Company is able to fulfill the various needs of our clients. Accordingly, we will continue to invest, enhance and adapt a technology platform to ensure it remains suitable for each business segment.

For example, for our retail clients, we provide internet-based trading services and current status reports on asset portfolios, investments and transactions and investment market information, including our research reports through the internet or mobile phones. In the fiscal year ended March 31, 2013, we implemented the new platform and we have improved cost efficiency and increased the system stability.

In our Wholesale Division, we have enhanced our technology platforms to provide better risk management and also to increase trading capabilities through platforms allowing direct market access and algorithmic trading. We also continue to look for opportunities to further leverage our service entities in India to support our wholesale operations.

For the corporate area in Japan, which relates to both the Retail and Wholesale businesses, we are implementing new settlement and finance system in order to improve the efficiency by decommissioning our legacy system.

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

Regulation

Japan

Regulation of the Securities Industry and Securities Companies. Pursuant to the FIEA, the Prime Minister of Japan has the authority to supervise and regulate the securities industry and securities companies, and delegates its authority to the Commissioner of the FSA. The Company, as a holding company of a securities company, as well as its subsidiaries including NSC and Nomura Financial Products & Services, Inc. (“NFPS”) are subject to such supervision and regulation by the FSA. The Commissioner of the FSA delegates certain authority to the Director General of Local Finance Bureaus to inspect local securities companies and branches. Furthermore, the Securities and Exchange Surveillance Commission, an external agency of the FSA which is independent from the Agency’s other bureaus, is vested with authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder the fair trading of securities, including inspection of securities companies. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of the securities industry.

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

The FIEA also provides for corporate group regulations on securities companies the size of which exceeds specified parameters (Tokubetsu Kinyu Shouhin Torihiki Gyosha, “Special Financial Instruments Firm”) and on certain parent companies designated by the Prime Minister (Shitei Oyagaisha, “Designated Parent Companies”) and their subsidiaries (together, the “Designated Parent Company Group”). The FIEA aims to regulate and strengthen business management systems, compliance systems and risk management systems to ensure the protection of investors. The FIEA and its related guidelines also provide reporting requirements to the FSA on the Designated Parent Company Group’s business and capital adequacy ratios, enhanced public disclosures as well as restrictions on compensation all of which are designed to reduce excessive risk-taking by executives and employees of a Designated Parent Company Group. We were designated as the Designated Parent Company of NSC in April 2011 and were designated as the Designated Parent Company of NFPS in December 2013. As the Designated Parent Company and the final parent company within a corporate group (Saishu Shitei Oyagaisha, “a Final Designated Parent Company”), we are subject to these requirements. A violation of the FIEA may result in various administrative sanctions, including the revocation of registration or license, the suspension of business or an order to discharge any director or executive officer who has failed to comply with the FIEA.

Regulatory Changes. A bill to amend the FIEA was submitted to the Diet of Japan on March 9, 2012 and was passed on September 6, 2012. A part of the amendment, based on the declaration reached at the G-20 Pittsburg Summit in September 2009 to enhance transparency of the settlement of over-the-counter (“OTC”) derivative transactions, requires Financial Instruments Business Operators (Kinyu Shouhin Torihiki Gyousha in Japanese) to trade certain OTC derivative contracts through an electronic trading platform and to report such OTC derivative contracts to repositories. The amendment is scheduled to become effective within three years from its promulgation.

On April 16, 2013, another bill was submitted to the Diet of Japan to amend the FIEA and the Deposit Insurance Act and was passed on June 12, 2013. A part of the amendment includes establishing “Orderly Resolution Regime for Financial Institutions” to prevent a financial crisis that may spread across financial markets and may seriously impact the real economy. Under the Orderly Resolution Regime, the Financial Crisis Response Council, chaired by the Prime Minister, will take measures such as providing liquidity to ensure the performance of obligations for critical market transactions where it is considered necessary to prevent severe market disruption. Such measures will be funded by the financial industry, except in special cases where the government will provide financial support. The amendment became effective on March 6, 2014.

Overseas

Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to, those promulgated and enforced by the U.S. Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), the U.S. Treasury, the Financial Stability Oversight Council, the New York Stock Exchange and the Financial Industry Regulatory Authority (a private organization with quasi-governmental authority and a regulator for all securities companies doing business in the U.S.) in the U.S.; and by the Prudential Regulation Authority (“U.K. PRA”), the Financial Conduct Authority (“U.K. FCA”) and the London Stock Exchange in the U.K. We are also subject to international money laundering and related regulations in various countries. For example, the USA PATRIOT Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations and creating crimes and penalties. The Foreign Account Tax Compliance Act (“FATCA”) which was enacted in 2010 requires foreign financial institutions (“FFIs”) to report to the U.S. Internal Revenue Service information about financial accounts held by U.S. taxpayers, or by foreign entities in which U.S. taxpayers hold a substantial ownership interest. As a result, Nomura will be subject to certain reporting requirements consistent with a mutual agreement between Japanese governmental authorities and the U.S. Treasury Department. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.

Regulatory Changes. In response to the financial markets crisis, governments and regulatory authorities in various jurisdictions have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. In July 2010, the U.S. enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which is now the subject of a multi-agency rulemaking process. The rulemakings include, (i) create a tighter regulatory framework for OTC derivatives to promote transparency and impose conduct rules in that marketplace; (ii) establish a process for designating nonbank financial firms as Systemically Important Financial Institutions (“SIFIs”), subject to increased (and sometimes new) prudential oversight including early remediation, capital standards, resolution authority and new regulatory fees; (iii) prohibit material conflicts of interest between firms that package and sell asset-backed securities (“ABS”) and firms that invest in ABS; (iv) establish risk retention requirements for ABS; and (v) a number of executive compensation mandates, including rules to curtail incentive compensation that promotes excessive risk taking. The new regulatory framework for OTC derivatives includes mandates for clearing transactions with designated clearing organizations, exchange trading, new capital requirements, bilateral and variation margin for non-cleared derivatives, reporting and recordkeeping, and internal and external business conduct rules. Some U.S. derivatives rules may be applied extraterritorially and therefore impact some non-U.S. Nomura entities.

Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing nonbank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) new regulations regarding the role of credit rating agencies, investment advisors and others. To facilitate the transition to the requirements of the Dodd-Frank Act, the Commodity Futures Trading Commission issued an exemptive order in July 2013 (the “Exemptive Order”) that granted market participants temporary conditional relief from certain provisions of the Commodity Exchange Act, as amended by the Dodd-Frank Act. As the Exemptive Order expired on December 21, 2013 some U.S. derivatives rules are now being applied extraterritorially and are now therefore impacting some non-U.S. Nomura entities. In addition, Title VII of the Dodd-Frank Act gives the SEC regulatory authority over “security-based swaps” which are defined under the act as swaps based on a single security or loan or a narrow-based group or index of securities. Security-based swaps are included within the definition of “security” under the U.S. Securities and Exchange Act of 1934 and the U.S. Securities Act of 1933. On May 1, 2013, the SEC proposed rules and interpretive guidance addressing cross-border security-based swap activities. Once final, these rules will also be applied extraterritorially and impact some non-U.S. Nomura entities. The exact details of the Dodd Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards.

On July 19, 2011, the Financial Stability Board published a consultative document to establish a global framework to improve authorities’ capacity to resolve failing SIFIs without systemic disruption and exposing taxpayers to the risk of loss. The proposed measures require Global SIFIs (“G-SIFIs”) to prepare and maintain recovery and resolution plans (“RRPs”) by December 2012. In light of such a global framework, the U.K. Financial Services Authority (“U.K. FSA”) published a consultation paper on August 9, 2011 containing its proposals for RRPs. The consultation paper covered a requirement for banks and large investment firms in the U.K. (including G-SIFIs) to prepare and maintain RRPs. In a separate discussion paper, the U.K. FSA explores matters relevant to resolving financial services firms, including the resolution of trading books, enhancing the resolution toolkit and bail-ins. In May 2012, the U.K. FSA published a feedback statement setting out its approach to ensure firms develop appropriate recovery plans and resolution packs and a further update was issued by the U.K. FSA in February 2013. In December 2013, the U.K. PRA published a policy statement setting out final rules which require banks, building societies and U.K. PRA-regulated investment firms to produce recovery plans (identification of options to recover financial strength in stress situations) and resolution packs (information to support resolution planning by the authorities).

There are a number of regulatory developments that impact capital requirements for U.K. regulated entities. Most significant of these is Basel III, as adopted into EU law through the fourth Capital Requirements Directive (“CRD IV”) and Capital Requirements Regulation, which came into force on January 1, 2014. The aim of CRD IV is to strengthen the resilience of the EU banking sector so it is better placed to absorb economic shocks while ensuring that banks continue to finance economic activity and growth. CRD IV sets out requirements for minimum capital requirements for banks and investment firms and also introduced new capital and liquidity buffers.

The new framework also includes the treatment of bank exposures to central counterparties. CRD IV introduces the concept of the leverage ratio. The directive introduces corporate governance requirements with a more rigorous supervision of risks by directors as well as management or supervisory boards. The rules concern the composition of boards, their functioning and their role in risk oversight and strategy in order to improve the effectiveness of risk oversight by boards. The regulation requires firms to make increased Pillar 3 disclosures about their corporate governance arrangements. CRD IV also sets out requirements in relation to remuneration policies including limitations on the basic salary to bonus ratio (can be raised to a maximum of 1:2 with the approval of shareholders) for certain staff.

On October 20, 2011, the European Commission published draft legislation for the Directive on markets in financial instruments repealing Directive 2004/39/EC of the European Parliament and of the Council. The legislation has been split into two parts: the Markets in Financial Instruments Directive (“MiFID”) and the Markets in Financial Instruments Regulation (“MiFIR”). On May 13, 2014, the Council of the European Union announced that it had adopted MiFID II and MiFIR. The new rules will come into force in January 2017. The legislation seeks to introduce wide-reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by mandating the clearing of such transactions through central clearing counterparties and exchanges. The new framework introduces a market structure which closes loopholes and ensures that trading, wherever appropriate, takes place on regulated platforms. It introduces rules on high frequency trading and aims to improve the transparency and oversight of financial markets. The revised MiFID also aims to strengthen the protection of investors by introducing robust organisational and conduct requirements or by strengthening the role of management bodies. The new framework also increases the role and supervisory powers of regulators and establishes powers to prohibit or restrict the marketing and distribution of certain products in well-defined circumstances. A harmonised regime for granting access to EU professional markets for firms from third countries, based on an equivalence assessment of third country jurisdictions by the Commission, is introduced.

In May 2014 the European Securities and Markets Authority (“ESMA”) launched the consultation process for the implementation of the revised MiFID II and MiFIR by publishing a consultation paper and a discussion paper. MiFID II/MiFIR contains over 100 requirements for ESMA to draft regulatory technical standards (RTS) and implementing technical standards (ITS) and to provide technical advice to the European Commission to allow it to adopt delegated acts. The main issues covered in the papers are divided into those addressing the structure, transparency and regulation of financial markets, and those aimed at strengthening investor protection. The consultation paper requests comments on the technical advice that ESMA is required to deliver to the European Commission by December 2014 and the discussion paper will provide the basis for a further consultation paper on the draft RTS and ITS which is expected to be issued in late 2014/early 2015.

The European Market Infrastructure Regulation (“EMIR”) introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR was adopted on July 4, 2012 and entered into force on August 16, 2012. EMIR applies to any entity established in the European Union that is a legal counterparty to a derivative contract, even when trading with non-EU firms. When fully enforced, EMIR will require entities that enter into any form of derivative contract to: report every derivative contract that they enter to a trade repository; implement new risk management standards, including operational processes and margining, for all bilateral over-the-counter derivatives trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. Nomura is in the process of implementing the various EMIR requirements across work streams in accordance with their respective compliance dates.

On October 20, 2011, the European Commission published draft legislation for the review of the Market Abuse Directive (“MAD II”). The dossier has been split into two parts: the Market Abuse Directive (criminal sanctions for market abuse) and the Market Abuse Regulation. In June 2014 the Market Abuse Regulation and Market Abuse Directive were published in the EU Official Journal. The Market Abuse Regulation shall enter into application in July 2016. Member States have two years to transpose the Market Abuse Directive on criminal sanctions for market abuse into their national law. The new rules on market abuse update and strengthen the existing framework to ensure market integrity and investor protection provided by the existing Market Abuse Directive which will now be repealed. The Market Abuse Directive requires all Member States to provide for harmonised criminal offences of insider dealing and market manipulation, and to impose maximum criminal penalties of not less than 4 and 2 years imprisonment for the most serious market abuse offences.

On April 1, 2013, the U.K. Financial Services Act 2012 was formally enacted (after having received Royal Assent on December 19, 2012). The implementation of the U.K. Financial Services Act 2012 has resulted in the U.K. FSA being replaced by a “twin peaks” approach through the U.K. PRA and U.K. FCA. The U.K. PRA was formed as a subsidiary of the Bank of England and is responsible for the prudential supervision of a number of banks and deposit takers, plus certain large investment firms and insurers. It has a single objective to “promote the safety and soundness of regulated firms.” The U.K. FCA was formed as a separate entity and is responsible for the prudential supervision of firms not supervised by the U.K. PRA and for market conduct matters for all authorized firms. The U.K. FCA has a single strategic objective of “making markets work well.” Nomura’s main operating subsidiaries in the U.K. (Nomura International plc and Nomura Bank International plc) are regulated by both the U.K. PRA and U.K. FCA.

Regulatory Capital Rules

Japan

The FIEA requires that all Financial Instruments Firms (Category I) (“Financial Instruments Firms I”), a category that includes NSC and Nomura Financial Products & Services, Inc. (“NFPS”), ensure that their capital adequacy ratios do not fall below 120% on a non-consolidated basis. The FIEA also requires Financial Instruments Firms I to file monthly reports regarding their capital adequacy ratios with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, and also to disclose their capital adequacy ratios to the public on a quarterly basis. In addition, if the capital adequacy ratio of a Financial Instruments Firm I falls below 140%, it must file a daily report with the authorities. The FIEA provides for actions which the Prime Minister, through the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, may take if any Financial Instruments Firm I fails to meet the capital adequacy requirement. More specifically, if the capital adequacy ratio of any Financial Instruments Firms I falls below 120%, the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau may order the Financial Instruments Firm I to change its business conduct, to deposit its property in trust, or may issue any other supervisory order that such authorities deem necessary and appropriate to protect the interests of the general public or investors. If the capital adequacy ratio of a Financial Instruments Firm I falls below 100%, the authorities may take further action, including the issuance of orders to temporarily suspend its business and the revocation of its registration as a Financial Instruments Firm I under the FIEA.

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

The FSA reviewed the FIEA and regulations thereunder in line with Basel 2.5 framework and the revised regulations for Basel 2.5 were implemented at the end of December 2011. Market risks increased significantly as a result of the Basel 2.5 rule implementation.

We closely monitor the capital adequacy ratio of NSC and NFPS on a continuous basis. Since the introduction of the capital adequacy requirement in Japan in 1989, we have at all times been in compliance with all appropriate requirements. We believe that we will continue to be in compliance with all applicable capital adequacy requirements for the foreseeable future.

As discussed above, the FSA amended the FIEA and introduced new rules on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. Following introduction of these rules, NSC was designated as a Special Financial Instruments Firm, following which we have been designated as a Final Designated Parent Company. As such, we are required to calculate consolidated regulatory capital adequacy ratio according to the FSA’s “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Accordingly, since our designation as a Final Designated Parent Company in April 2011, we now calculate our Basel rule-based consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company.

The FSA also amended the FIEA to include reporting on consolidated regulatory capital for the Final Designated Parent Companies, effective April 1, 2011. We are subject to this reporting requirements as well as the capital adequacy requirements described above.

The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III, and we have calculated a Basel III-based consolidated capital adequacy ratio since the end of March 2013. Basel 2.5 includes significant changes in the method of calculating market risk and Basel III includes redefinition of capital items for the purpose of requiring higher levels of capital and expansion of the scope of credit risk-weighted assets calculation.

If our capital ratios fall to the minimum level required by the FSA, our business activities may be impacted. However, these ratios are currently at well capitalized levels. We have met all capital adequacy requirements to which we are subject and have consistently operated in excess of the FSA’s capital adequacy requirements. Subject to future developments in regulatory capital regulations and standards, there has been no significant change in our capital ratios which management believes would have material impact on our operations.

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

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. We were not designated as a G-SIB in November 2012 and November 2013. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important banks (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. Furthermore, the FSB and the IOSCO have published assessment methodologies for identifying Non-bank Non-insurer Global Systemically Important Financial Institutions (NBNI G-SIFIs), for public consultation, as described in “Consolidated Regulatory Requirements” under Item 5.B of this annual report.

Overseas

In the U.S., Nomura Securities International, Inc. (“NSI”) is a registered broker-dealer and registered futures commission merchant. As such, NSI is subject to minimum net capital requirements set by the U.S. Securities and Exchange Commission and the Commodity Futures Trading Commission. NSI is regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority and the Chicago Mercantile Exchange Group exchanges. These requirements specify minimum levels of capital that U.S. broker-dealers are required to maintain and limit the amount of leverage that such broker-dealers may use in their businesses. As a primary dealer of U.S. government securities, NSI is also subject to the capital adequacy requirements of the Government Securities Act of 1986.

In addition, in January 2014, Nomura Global Financial Products Inc. (“NGFP”) received approval from the U.S. Securities and Exchange Commission to become an OTC Derivatives Dealer (a special category of broker-dealer engaged in an OTC derivatives business), and is also provisionally registered with the Commodity Futures Trading Commission as a Swap Dealer in accordance with the Dodd-Frank Act. NGFP maintains minimum levels of capital as determined under Appendix F as of SEC Rule 15c3-1.

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

Management Challenges and Strategies

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. In order to enhance its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes earnings per share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we are placing top priority on ensuring that profits are recorded by all business segments in all regions. This fiscal year, we further advanced selection and concentration centered on our overseas bases, and completed cost reduction measures. We will continue our efforts to strengthen the profitability of our overseas operations and boost the comprehensive competitiveness of the Group.

We will continue to take appropriate measures to comply with international financial regulations. Basel III has been being phased in from the end of March 2013, and Nomura is now subject to these regulations. The Deposit Insurance Act was revised in June 2013 aiming to implement an effective resolution management structure for financial institutions in Japan, and under those revisions, Nomura is now subject to the new crisis response measures in the same way as banks. Liquidity regulations are also starting to be introduced as part of new rules, with various debates taking place regarding the details. Furthermore, new rules for derivatives and other financial transactions are being put in place in various countries. These new regulations are now in executive stage for global financial institutions.

In Western countries, regulations limiting the scope of the banking business are scheduled for introduction, and moves toward placing additional regulations on large financial institutions are growing more active. In Europe, financial transaction tax will also be introduced. These regulatory tightening actions may directly affect the Company and the trading markets for equities, bonds and their derivative products as well as the competitive conditions among financial institutions. Therefore, Nomura will take necessary measures in carefully responding to these changes.

The challenges and strategies in each division are as follows:

•	Retail Division

In our Retail Division, in Japan we focus on expanding and improving our service line-up offered through our sales channels including branches, the Internet and call centers, aiming to meet and resolve the individual needs and concerns of each client. We seek to enhance our consulting-based sales and deliver top-quality services tailored to the particular life plan or life stage of each client, so that the Nomura Group can remain a trusted partner to our clients.

•	Asset Management Division

In our investment trust business, we will provide clients with a diverse range of investment opportunities to meet their various needs. In our investment advisory business, we will provide value-added investment services to our domestic and international institutional clients. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance.

•	Wholesale Division

Global Markets has been focusing on delivering differentiated products and solutions to our clients by leveraging the Nomura Group’s capabilities in trading, research, and global distribution. We are improving comprehensive services transcending the boundaries of Fixed Income and Equities products.

In Investment Banking, we continue to enhance our global structure to further provide cross-border M&A and financing services in both domestic and overseas markets as well as to provide solution business services associated with said M&A and financing amid the globalization of our clients’ business activities.

In our Wholesale Division, cooperation across business areas and regions is becoming more important to provide quality services which meet the needs of our clients. We will focus on Asia as a strategic region where Nomura has a competitive geographical advantage, with expectations of its medium- to long-term economic growth, aiming to manifest the Group’s comprehensive strengths for future growth.

Risk Management and Compliance, etc.

Amid the expansion of global business, we must continue to enhance our risk management system and increase its efficiency in order to ensure financial soundness and enhanced corporate value. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. We will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. In addition, we continuously review and improve our existing overall compliance system and rules with initiatives that promote an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

The improvement measures announced on June 29, 2012 regarding the recommendations of administrative penalties imposed on our subsidiary, Nomura Securities Co. Ltd. in 2012 in connection with public stock offerings have been fully implemented. By thoroughly implementing the improvement measures and making them function effectively, we aim to prevent recurrence and to regain trust; we will further enhance and reinforce our internal control system, starting with prevention of improprieties in the provision of information to clients and the recommendation of trading as a matter of course, and have each and every one of our executive officers and employees uphold ethics as a capital markets professional.

We continue to reinforce our Internal Audit system aiming to ensure the effectiveness of our highly developed risk management and the efficacy of our governance. We will continue to strengthen the efficiency of our internal governance system by reinforcing and ensuring the independence of our Internal Audit system from the execution side, and promote proper corporate activities.

Through the efforts described above, the Company is working to achieve our management targets and to maximize corporate value by strengthening the earnings power of the entire Group. We will advance collaboration across regions and among the three divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as a Group.

C. Organizational Structure.

The following table lists the Company and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Financial Partners Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Private Equity Capital Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd.	Japan	100
The Asahi Fire & Marine Insurance Co., Ltd.	Japan	51
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Financial Holding America, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Investment Banking (Middle East) B.S.C. (c)	Bahrain	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Capital Markets Limited	U.K.	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Australia Limited	Australia	100
P.T. Nomura Indonesia	Indonesia	96
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Capital Nomura Securities PCL	Thailand	86

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2014, our principal head office is located in Tokyo, Japan and occupies 984,157 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 125,218 square feet, our Nagoya branch office, which occupies 82,918 square feet, and the head office of NAM in Tokyo, which occupies 157,231 square feet.

As of March 31, 2014, our major offices outside Japan are the head offices of Nomura International plc (“NIP”) located in London, which occupies 458,615 square feet, the New York head office of Nomura Securities International, Inc., which occupies 182,534 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 140,501 square feet. We lease most of our overseas office space.

As of March 31, 2014, the major office of Nomura Services India Private Limited, our specialized service company in India, occupies 476,271 square feet.

As of March 31, 2014, the aggregate book value of the land and buildings we owned, including capital leases was ¥204 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥48 billion.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2014 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

The Japanese economy recovered throughout the fiscal year ended March 31, 2014. The economy was driven by policy effects under the so-called “three arrows” of “Abenomics”: bold monetary policies, flexible fiscal policies, and growth strategies aimed at stimulating private-sector investment. In particular, yen depreciation and rising share prices supported by quantitative and qualitative monetary easing introduced in April by the Bank of Japan under its new leadership supported increased consumer spending and a marked improvement in earnings at exporters. In addition, economic stimulus in the FY12 supplementary budget led to a sharp increase in public investment, underpinning economic growth. Consumer spending also accelerated in January-March 2014 on the back of a spike in demand ahead of the increase in the consumption tax rate implemented in April 2014. As a result, Japan’s real gross domestic product (“GDP”) in the fiscal year ended March 31, 2014, expanded by 2.3% year-on-year.

In terms of corporate earnings, recurring profits either rose or moved into the black in all industry sectors in the fiscal year ended March 31, 2014, supported by yen depreciation on the back of Abenomics, economic recovery overseas, and a spike in demand ahead of the hike in the consumption tax. Profits rose markedly particularly in the automotive, electronics and precision, and other sectors where earnings are comparatively sensitive to exchange rates, and in the financials sector, which saw substantial benefits from the reflationary environment. We estimate that recurring profits at major companies (those in the Russell/Nomura Large Cap Index) increased by 35% year-on-year in the fiscal year ended March 31, 2014, with growth expanding from the 13% in the prior fiscal year.

The stock market made large gains in response to the above-noted quantitative and qualitative monetary easing, and then fell back on such factors as the announcement of growth strategies in June 2013, but maintained an upward trend through to December supported by a sustained correction in the strong yen. From the start of 2014, however, the stock market saw weakness on concerns of economic slowing in Japan owing to the increase in the consumption tax, receding expectations of additional monetary easing by the Bank of Japan, worries over economic slowing in the U.S. triggered by the cold snap there, and growing geopolitical risk relating to Ukraine. The Tokyo Stock Price Index (the “TOPIX”) advanced 16.3% over the course of the fiscal year, from 1,034.71 points at the end of March 2013 to 1,202.89 points at the end of March 2014. The Nikkei Stock Average rose 19.6% over the fiscal year, from 12,397.91 at the end of March 2013 to 14.827.83 at the end of March 2014.

The yield on newly issued 10-year Japanese government bonds rose sharply at the beginning of the fiscal year but then trended downward. The yield began the fiscal year ended March 31 2013 at the mid-0.5% level, but then declined close to 0.3% as the Bank of Japan came out with much more extensive quantitative and qualitative monetary easing policies on 4 April 2013 than the market had been expecting. Subsequently, however, volatility increased amid supply-demand instability, with sustained selling of Japanese government bonds by investors in expectation of an exit to Bank of Japan easing. In tandem with the U.S. Federal Reserve Board (the “FRB”) tapering its third round of quantitative easing (“QE3”), the yield on newly issued 10-year Japanese government bonds at one point reached 1.0%. The yield started to turn down gradually through to the middle of the fiscal year as the effects of the above-noted Bank of Japan’s easing measures showed through, falling to around 0.60% after the U.S. in September put off QE3 tapering. The yield rose temporarily on the announcement of the start of QE3 tapering in December, but only to the 0.7% level. From January 2014 onward, risk aversion increased globally prompted by weaker-than-expected U.S. economic indicators as the result of the cold snap and growing uncertainties over the situation in Ukraine, with the yield on newly issued 10-year Japanese government bonds ending March once again at the lower 0.6% level.

On the foreign exchange markets, the value of the yen against the U.S. dollar was influenced by trends in the U.S. economy and against the euro by debt issues in the Eurozone. The yen was trading at the ¥94 level versus the U.S. dollar and the ¥120 level versus the euro at the end of March 2013. Initially in the fiscal year ended March 31, 2014, the yen depreciated against both the U.S. dollar and euro on expectations for Abenomics and quantitative and qualitative monetary easing by the Bank of Japan. From May onward, however, market sentiment deteriorated amid expectations of a tapering in the FRB’s quantitative easing and the resulting volatility in emerging markets. Expectations for Abenomics also waned. The yen remained stronger than ¥100 against the U.S. dollar from June through to mid-November owing to the emergence of U.S. debt problems, which included a partial government shutdown in September. Against the euro, the yen reached the ¥135 level at the end of October as the euro appreciated on the back of a gradual rise in short-term interest rates as the European economy emerged from its worst period and there was an easing in excess liquidity. Through to the end of the year, the yen depreciated against the U.S. dollar amid confirmation of the U.S. economy picking up steam and against the euro amid abundant fund inflows particularly into the stock market and as the European Central

Bank adopted a softer stance on easing. From January 2014 onward, the yen trended flat against both the U.S. dollar and the euro amid a rapid slowing in the U.S. economy owing to the cold snap and heightening geopolitical risks relating to the situation in Ukraine. At the end of March 2014 the yen was trading at the ¥103 level versus the U.S. dollar and the ¥142 level versus the euro.

Overseas

The global economy saw a slowing trend. In particular, weakness in the U.S. economy owing to the country’s debt problems fed through to economic slowing in industrialized nations as a whole. Meanwhile, expectations grew in the financial markets that the QE3 asset purchasing program in the U.S. might be scaled back, and there were temporary outflows of funds from some emerging economies. This had a negative impact on economic growth in those economies, as it prompted them to opt for monetary tightening. Financial markets in emerging economies gradually settled down in the second half of the fiscal year ended March 31, 2014, and economies also stabilized.

In the U.S., house prices and stock prices rose as the FRB stayed with QE3, bringing also benefits for consumer spending through the wealth effect. However, growth in 2013 was held back by increasing fiscal austerity by the federal government and by uncertainties over the fiscal debate against a backdrop of a temporary partial shutdown of the federal government in October 2013. As a result, U.S. real GDP growth slowed to 1.9% year-on-year in 2013, from 2.8% in 2012. Real GDP growth in January-March 2014 slowed to 0.1% year-on-year on an annualized basis under the adverse impact of inventory adjustments and the cold snap. The U.S. stock market saw a correction in the summer of 2013 on concerns over QE3 tapering, but then followed an uptrend through to the end of the year. From the start of 2014 the U.S. stock market fluctuated with the start of QE3 tapering. The Dow Jones Industrial Average rose from 14,578.54 at the end of March 2013 to 16,457.66 at the end of March 2014, a gain of 12.9%. The yield on 10-year U.S. Treasuries was around 1.9% at the end of March 2013, held on an uptrend from May on the emergence of expectations of QE3 tapering to reach over 3% at one point in December, but with an easing in rises in interest rates from the start of 2014 the yield fell to around 2.7% at the end of March 2014.

In Europe, Eurozone real GDP shrank a further 0.4% in 2013 after contracting 0.6% year-on-year in 2012. The economies of some countries, including Italy and France, continued to be held back by structural problems. With financial market uncertainties over liquidity abating thanks partly to the ECB’s asset purchasing program, there was a clear cyclical bottoming in the economies of many Eurozone countries from around summer 2013. The benchmark German stock index (“DAX”) had followed a similar pattern to stock prices in Japan and the U.S., but ended up advancing by about 23% over the year ended March 31, 2014 supported by the tail wind of economic bottoming.

Asian economies as a whole entered a period of gradual slowing. Among them, China’s economy saw real GDP growth in 2013 of 7.7%, a similar level to 2012. The country continued with its effort to shift from a pattern of economic growth led by investment to one led by consumer spending under the leadership of China’s president Xi Jinping, who was appointed in March 2013, a stance that was also emphasized at the Third Plenum held in November. In the absence of any large-scale fiscal stimulus measures, the country’s real GDP growth slowed slightly in January-March 2014 to 7.4% year-on-year owing to slowing real estate and infrastructure-related investment. Southeast Asia and India saw increasingly marked economic slowing in the second half of 2013 in response to economic slowing in the U.S. In countries including Indonesia and India, where the adverse impact from QE3 tapering in the U.S. emerged, a slowing in investment owing to the adoption of monetary tightening policies also had a negative economic impact.

Executive Summary

Looking back at the global economy during the fiscal year ended March 31, 2014, in the United States household balance sheet adjustments were largely completed and there were signs of economic recovery centered on private consumption. In Europe as well, while some countries require structural adjustments, the worst period was over. Overall, the economies of the industrialized nations were firm. On the other hand, in China the growth rate slowed due partly to stronger regulations over shadow banking, a tight labor market, and reduced public investment by regional governments. In addition, there are factors which make the future unclear especially for emerging economies with the Ukraine problem that emerged from late 2013 and other issues.

Under these conditions, in Japan with “Abenomics”, the foreign exchange rate trend shifted toward a depreciation of the yen, and share prices rose sharply on the consequent improvement in corporate earnings. Furthermore, the September 2013 decision to hold the 2020 Olympics and Paralympics in Tokyo, combined with other developments, had a positive effect on the real economy through improved business and consumer sentiment. As a result, the Japanese economy is on a recovery trend with improvements in private consumption and other areas. Reflecting these developments, the Tokyo Stock Price Index (“TOPIX”) rose from 1,000 points at the beginning of the fiscal year to 1,276 points in May. The index temporarily weakened during the summer, but recovered to 1,306 points around the end of 2013 and beginning of 2014, and ended the fiscal year at 1,202 points. In the U.S. dollar-yen exchange rate, the depreciation of the yen continued with the rate rising from the 93 yen range at the beginning of the fiscal year to the 105 yen range at the end of 2013, with the rate in the 103 yen range at the end of the fiscal year.

With respect to financial regulations, the introduction of Basel III (Capital requirement regulations for financial institutions) has begun in Japan and other widespread regulatory reforms aimed at tightening supervision of domestic and foreign financial institutions are being implemented in a phased manner. Financial regulations will continue to require a careful response.

Amid this environment and under the basic philosophy of “placing our clients at the heart of everything we do,” we strove to provide clients with high value-added products and services, worked to strengthen ties among regions and businesses, and made efforts to expand revenues. As a result of these efforts, we posted net revenue of ¥1,557.1 billion for the fiscal year ended March 31, 2014, a 14.1% decrease from the previous fiscal year when Nomura Real Estate Holdings, Inc. was a consolidated subsidiary. Noninterest expenses decreased 24.1% to ¥1,195.5 billion, income before income taxes was ¥361.6 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥213.6 billion, the second highest level (after the record high posted for the fiscal year ended March 31, 2006) since we introduced U.S. GAAP in the fiscal year ended March 31, 2002. Return on equity (“ROE”) rose 4 percentage points from 4.9% in the prior fiscal year to 8.9%. EPS(1) for this fiscal year was 55.8 yen.

(Note):

1. Diluted net income attributable to Nomura Holdings’ shareholders per share.

We have decided to pay a dividend of 9 yen per share to shareholders of record as of March 31, 2014. As a result, the total annual dividend will be 17 yen per share.

In Retail, net revenue for the year ended March 31, 2014 increased by 28.6% from the previous fiscal year to ¥511.9 billion, primarily due to increased brokerage commissions. Non-interest expenses increased by 7.6% to ¥319.9 billion. As a result, income before income taxes increased by 90.8% to ¥192.0 billion. We continued consulting-oriented sales activities to accurately respond to the investment needs of individual customers toward becoming a securities company that is trusted by clients. For the Nippon Individual Savings Accounts (“NISA”) system introduced from 2014 which provides tax exemptions for gains on small investments, we held about 2,200 seminars prior to the system’s introduction and made other efforts so that a greater number of clients will make use of NISA. As a result, total retail client assets under management increased to ¥91.7 trillion from ¥83.8 trillion at the end of the previous fiscal year to post a new record. The number of client accounts also increased by 119,000 from the end of the previous fiscal year to 5.14 million, so the business base is steadily expanding.

In Asset Management, net revenue for the year ended March 31, 2014 increased by 16.7% from the previous fiscal year to ¥80.5 billion, in part due to increased assets under management. Non-interest expenses increased by 11.7% to ¥53.4 billion. As a result, income before income taxes increased by 28.1% to ¥27.1 billion. In the investment trust business, assets under management increased with an influx of funds mostly for stock investment trusts and the improved market environment. In particular, funds focused on infrastructure-related companies and Japanese stock funds contributed to increasing assets under management. We also focused on products, seminars and web contents that promote the spread of the NISA system. In the investment advisory business, there was an increase in mandates from overseas clients, mostly for Japanese stocks and foreign bonds. As a result, assets under management as of March 31, 2014 increased by ¥2.9 trillion from the end of the previous fiscal year to ¥30.8 trillion.

In Wholesale, net revenue for the year ended March 31, 2014 increased by 18.6% from the previous year to ¥765.1 billion. The first quarter net revenue was mainly driven by Japan, where a market rally continued from the previous year. From the second quarter net revenue declined in Japan, but net revenue from our overseas businesses started to pick up, enabling the Wholesale Division to post an increase in net revenue for the full fiscal year. Non-interest expenses also increased by 14.0% to ¥653.3 billion, largely because of the depreciation of the yen, but this increase in expenses was limited by the successful cost reduction efforts to date. As a result, income before income taxes rose by 56.0% to ¥111.8 billion.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years indicated.

	Millions of yen, except percentages
	Year ended March 31
	2012	2013	2014
Non-interest revenues:
Commissions	¥347,135	¥359,069	¥474,557
Fees from investment banking	59,638	62,353	91,301
Asset management and portfolio service fees	144,251	141,029	167,247
Net gain on trading	272,557	367,979	476,356
Gain on private equity investments	25,098	8,053	11,392
Gain on investments in equity securities	4,005	38,686	15,156
Other	563,186	708,767	179,485

Total Non-interest revenues	1,415,870	1,685,936	1,415,494
Net interest revenue	119,989	127,695	141,576

Net revenue	1,535,859	1,813,631	1,557,070
Non-interest expenses	1,450,902	1,575,901	1,195,456

Income before income taxes	84,957	237,730	361,614
Income tax expense	58,903	132,039	145,165

Net income	¥26,054	¥105,691	¥216,449
Less: Net income (loss) attributable to noncontrolling interests	14,471	(1,543)	2,858

Net income attributable to NHI shareholders	¥11,583	¥107,234	¥213,591

Return on equity	0.6%	4.9%	8.9%

Net revenue decreased by 14% from ¥1,813,631 million for the year ended March 31, 2013 to ¥1,557,070 million for the year ended March 31, 2014 primarily due to the deconsolidation of Nomura Real Estate Holdings Inc. (“NREH”), a subsidiary of Nomura Land and Buildings Co., Ltd (“NLB”) in March 2013 which was partially offset by the impact of exchange rate fluctuations, especially depreciation of the yen, on revenues generated by our overseas businesses. Commissions increased by 32% from ¥359,069 million for the year ended March 31, 2013 to ¥474,557 million for the year ended March 31, 2014 primarily due to an increase in brokerage commissions received from equity and equity related products, particularly in Japan. Fees from investment banking increased by 46% from ¥62,353 million for the year ended March 31, 2013 to ¥91,301 million for the year ended March 31, 2014 primarily due to an increase in commissions received from equity and equity related products as a result of increased client financing demands in a background of active stock market conditions. Asset management and portfolio service fees increased by 19% from ¥141,029 million for the year ended March 31, 2013 to ¥167,247 million for the year ended March 31, 2014 primarily due to an increase in assets under management driven by continuing fund inflows. Net gain on trading increased by 30% from ¥367,979 million for the year ended March 31, 2013 to ¥476,356 million for the year ended March 31, 2014, primarily driven by the increase in revenue from our Equities business within Global Markets. Net gain on trading also included total losses of ¥15.6 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net loss was due primarily to the tightening of Nomura’s credit spreads during the period. Gain on private equity investments increased by 42% from ¥8,053 million for the year ended March 31, 2013 to ¥11,392 million for the year ended March 31, 2014 primarily due to the recognition of unrealized gains from our investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) following its listing on the Tokyo Stock Exchange during the year ended March 31, 2014. Other decreased by 75% from ¥708,767 million for the year ended March 31, 2013 to ¥179,485 million for the year ended March 31, 2014, primarily due to the deconsolidation of NREH. Other for the year ended March 31, 2013 included ¥663,466 million of revenue from NLB and its related subsidiaries.

Net revenue increased by 18% from ¥1,535,859 million for the year ended March 31, 2012 to ¥1,813,631 million for the year ended March 31, 2013. Commissions increased by 3%, due primarily to an increase in commissions from the distribution of investment trust certificates. Fees from investment banking increased by 5%, due primarily to an increase in commissions received from equity and equity related products. Asset management and portfolio service fees decreased by 2%. Net gain on trading increased by 35% to ¥367,979 million for the year ended March 31, 2013, primarily driven by revenue from our Fixed Income business within Global Markets. Net gain on trading also included total losses of ¥57.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net loss was due primarily to the tightening of Nomura’s credit spreads during the period. Gain on private equity investment decreased by 68% due primarily to the realized gains on equity securities of certain investee companies for the year ended March 31, 2012. Other was ¥708,767 million for the year ended March 31, 2013, including ¥663,466 million of revenue from NLB and its related subsidiaries. This included ¥336,858 million of revenues from real estate sales generated by NREH which was a subsidiary of NLB. These revenues were recognized when sales have closed, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate and Nomura doesn’t have a substantial continuing involvement in the real estate. Also, ¥50,139 million of revenues were recognized as a result of Nomura’s sale of a portion of its investment in NREH in March 2013. This included ¥38,468 million of unrealized gains arising from remeasurement of Nomura’s remaining investment in NREH. Following this sale, Nomura no longer maintained a controlling financial interest in NREH which was deconsolidated and prospectively accounted for as an affiliate under the equity method.

Net interest revenue was ¥119,989 million for the year ended March 31, 2012, ¥127,695 million for the year ended March 31, 2013 and ¥141,576 million for the year ended March 31, 2014. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2014, interest revenue increased by 6%, primarily due to an increase of dividends income and interest income on reverse repurchase agreements and interest expense increased by 3%, primarily due to an increase in interest expense on repurchase agreements. As a result, Net interest revenue for the year ended March 31, 2014 increased by ¥13,881 million from the year ended March 31, 2013. For the year ended March 31, 2013, interest revenue decreased by 10% primarily due to a decrease of dividends income and interest income on reverse repurchase agreements in our Europe region and interest expense decreased by 16% primarily due to a decrease in interest expense on repurchase agreements and loans. As a result, Net interest revenue for the year ended March 31, 2013 increased by ¥7,706 million from the year ended March 31, 2012.

Gain on investments in equity securities was ¥4,005 million for the year ended March 31, 2012, ¥38,686 million for the year ended March 31, 2013 and ¥15,156 million for the year ended March 31, 2014. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses for the year ended March 31, 2014 decreased by 24% from ¥1,575,901 million for the year ended March 31, 2013 to ¥1,195,456 million primarily due to the deconsolidation of NREH in March 2013 which was partially offset by the impact of exchange rate fluctuations, especially depreciation of the yen, on expenses incurred by our overseas businesses. Other expenses decreased by 67% from ¥616,463 million to ¥202,754 million primarily due to the deconsolidation of NREH. For the year ended March 31, 2013, other expenses included ¥481,641 million related to NLB and its subsidiaries.

Non-interest expenses for the year ended March 31, 2013 increased by 9% from ¥1,450,902 million for the year ended March 31, 2012 to ¥1,575,901 million, primarily due to an increase in other expenses by 24% from ¥496,227 million to ¥616,463 million due primarily to the impact of consolidating NLB for a full fiscal year. For the year ended March 31, 2013, other expenses included ¥481,641 million related to NLB and its subsidiaries, of which ¥306,570 million represented cost of real estate sales incurred in generating real estate revenues by NREH.

Income before income taxes was ¥84,957 million for the year ended March 31, 2012, ¥237,730 million for the year ended March 31, 2013 and ¥361,614 million for the year ended March 31, 2014.

We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Since April 1, 2004, our effective statutory tax rate has been approximately 41%. Due to certain revisions to domestic tax laws during the third quarter ended December 31, 2011 and during the fourth quarter ended March 31, 2014, the Company’s effective statutory tax rates were revised to 38% for the fiscal years ended March 31, 2013 and March 31, 2014 and will be 36% in future fiscal years. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2014 was ¥145,165 million, representing an effective tax rate of 40.1%. The significant factors causing the difference between the effective tax rate of 40.1% and the effective statutory tax rate of 38% were non-deductible expenses which increased the effective tax rate by 7.7%, the effect of the tax positions of foreign subsidiaries which increased the effective tax rate by 6.3% as partially offset by the change in valuation allowance which decreased the effective tax rate by 9.8%.

Income tax expense for the year ended March 31, 2013 was ¥132,039 million, representing an effective tax rate of 55.5%. The significant factors causing the difference between the effective tax rate of 55.5% and the effective statutory tax rate of 38% were non-deductible expenses which increased the effective tax rate by 12.9%, the effect of the tax positions of foreign subsidiaries which increased the effective tax rate by 10.0% as partially offset by non-taxable revenue which decreased the effective tax rate by 9.3%.

Income tax expense for the year ended March 31, 2012 was ¥58,903 million, representing an effective tax rate of 69.3%. The significant factors causing the difference between the effective tax rate of 69.3% and the statutory tax rate of 41% were changes in domestic tax laws which increased the effective tax rate by 45.7%, non-deductible expenses which increased the effective tax rate by 23.3%, the effect of the tax positions of foreign subsidiaries which increased the effective tax rate by 14.1% as partially offset by non-taxable revenue which decreased the effective tax rate by 29.7% and the change in valuation allowance which decreased the effective tax rate by 22.5%.

Net income attributable to NHI shareholders for the year ended March 31, 2012 was ¥11,583 million, ¥107,234 million for the year ended March 31, 2013 and ¥213,591 million for the year ended March 31, 2014, respectively. Our return on equity for the year ended March 31, 2012, 2013 and 2014 was 0.6%, 4.9% and 8.9%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on our Retail, Asset Management and Wholesale Divisions and we disclose business segment information in accordance with this structure. Gain on investments in equity securities, our share of equity in the earnings (losses) of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling items outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 24 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 24 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Retail

In Retail, we continue with sales activities focused on providing consultation services and investment proposals to clients and receive commissions and fees from our sales activities. Additionally, we receive fees from asset management companies in connection with administration services we provide in connection with investment trust certificates that we distribute. We also receive commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2012	2013	2014
Non-interest revenues	¥347,385	¥394,294	¥505,911
Net interest revenue	2,873	3,631	6,005

Net revenue	350,258	397,925	511,916
Non-interest expenses	287,128	297,297	319,915

Income before income taxes	¥63,130	¥100,628	¥192,001

Net revenue increased by 29% from ¥397,925 million for the year ended March 31, 2013 to ¥511,916 million for the year ended March 31, 2014, primarily due to increasing brokerage commissions from equity and equity-related products and the distribution of investment trusts.

Net revenue increased by 14% from ¥350,258 million for the year ended March 31, 2012 to ¥397,925 million for the year ended March 31, 2013, primarily due to increasing commissions from the distribution of investment trusts and brokerage commissions.

Non-interest expenses increased by 8% from ¥297,297 million for the year ended March 31, 2013 to ¥319,915 for the year ended March 31, 2014, primarily due to increases in compensation and benefits and the expenditures incurred in implementing NISA.

Non-interest expenses increased by 4% from ¥287,128 million for the year ended March 31, 2012 to ¥297,297 million for the year ended March 31, 2013, primarily due to an increase in compensation and benefits and information technology expenses.

Income before income taxes was ¥63,130 million for the year ended March 31, 2012, ¥100,628 million for the year ended March 31, 2013, and ¥192,001 million for the year ended March 31, 2014.

The graph below shows the revenue generated by instrument in terms of Retail non-interest revenues for the years ended March 31, 2012, 2013, and 2014.

As shown above, revenue from Equities increased from 20% for the year ended March 31, 2013 to 37% for the year ended March 31, 2014. Revenue from Investment trusts and Asset Management decreased from 54% for the year ended March 31, 2013 to 44% for the year ended March 31, 2014. Revenue from Bonds decreased from 24% for the year ended March 31, 2013 to 17% for the year ended March 31, 2014. Revenue from Insurance was 2% for the year ended March 31, 2014.

Retail Client Assets

The following graph shows amounts and details regarding the composition of retail client assets at March 31, 2012, 2013, and 2014. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

Retail Client Assets

Retail client assets increased from ¥83.8 trillion as of March 31, 2013 to ¥91.7 trillion as of March 31, 2014, primarily due to increases in the balances of our clients’ equity and equity related products by 6.5 trillion from 46.7 trillion as of March 31, 2013 to 53.2 trillion as of March 13, 2014 and contribution of other products. The balance in our clients’ investment trusts increased by 8% from ¥15.5 trillion as of March 31, 2013 to ¥16.6 trillion as of March 31, 2014, reflecting net cash inflows from clients.

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

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2012	2013	2014
Non-interest revenues	¥63,022	¥66,489	¥77,354
Net interest revenue	2,778	2,448	3,126

Net revenue	65,800	68,937	80,480
Non-interest expenses	45,281	47,768	53,373

Income before income taxes	¥20,519	¥21,169	¥27,107

Net revenue increased by 17% from ¥68,937 million for the year ended March 31, 2013 to ¥80,480 million for the year ended March 31, 2014, primarily due to an increase in assets under management.

Net revenue increased by 5% from ¥65,800 million for the year ended March 31, 2012 to ¥68,937 million for the year ended March 31, 2013, primarily due to an increase in assets under management.

Non-interest expenses increased by 12% from ¥47,768 million for the year ended March 31, 2013 to ¥53,373 million for the year ended March 31, 2014, primarily due to one-off expenses related to revaluation of certain assets and expense increases in international entities mainly due to depreciation of the yen.

Non-interest expenses increased by 5% from ¥45,281 million for the year ended March 31, 2012 to ¥47,768 million for the year ended March 31, 2013, primarily due to one-off expenses related to revaluation of certain of our asset.

Income before income taxes was ¥20,519 million for the year ended March 31, 2012, ¥21,169 million for the year ended March 31, 2013 and ¥27,107 million for the year ended March 31, 2014.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of the dates indicated.

	Billions of yen
	March 31
	2012	2013	2014
Nomura Asset Management Co., Ltd(1).	¥26,994	¥30,685	¥33,843
Nomura Funds Research and Technologies Co., Ltd(1).	2,810	2,920	2,553
Nomura Corporate Research and Asset Management Inc.	1,504	1,821	1,629
Nomura Private Equity Capital Co., Ltd.	579	664	164

Combined total	¥31,887	¥36,090	¥38,189
Shared across group companies	(7,324)	(8,190)	(7,362)

Total	¥24,563	¥27,900	¥30,827

(1)	The balances for the year ended March 31, 2012 have been reclassified following the acquisition of Nomura Asset Management Deutschland KAG mbH by Nomura Asset Management Co., Ltd in April 2012 and Nomura Funds Research and Technologies America by Nomura Funds Research and Technologies Co., Ltd in January 2013.

Assets under management were ¥30.8 trillion as of March 31, 2014, a ¥6.3 trillion increase from March 31, 2012 and a ¥2.9 trillion increase from March 31, 2013.

In our investment trust business, there was an inflow into funds representing a wide range of investment assets including Japanese equities and equities of companies in the infrastructure sector. In our investment advisory business, there was an increase in mandates from overseas clients, partially offset by cancellations from domestic clients. As a result, investment trust assets included in assets under management by NAM were ¥20.3 trillion as of March 31, 2014, up ¥2.4 trillion, or 13%, from the previous year due to the impacts of a market rally and cash inflows, reflecting net cash inflows by clients of ¥1.7 trillion and market appreciation of ¥0.7 trillion. The balances of investment trusts such as Nomura Deutsche High Dividend Infrastructure, Nomura Currency Selection Series Japan Stock Fund, Nomura Japan Brand Stock and Nomura Japan High Dividend Stock Premium increased. Investment trust assets included in assets under management by NAM were ¥17.9 trillion as of March 31, 2013, up ¥2.6 trillion, or 17%, from the previous year due to the impact of the rallied market conditions and inflows, reflecting net cash inflows by clients of ¥1.1 trillion and market appreciation of ¥1.5 trillion.

The following table presents NAM’s share, in terms of net asset value, of the Japanese asset management market as of the dates indicated.

	March 31
	2012	2013	2014
Total of publicly offered investment trusts	22%	22%	23%
Stock investment trusts	17%	18%	19%
Bond investment trusts	44%	43%	42%

Wholesale

Operating Results of Wholesale

The operating results of Wholesale comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2012(1)	2013	2014
Non-interest revenues	¥428,738	¥491,773	¥637,987
Net interest revenue	126,311	153,083	127,110

Net revenue	555,049	644,856	765,097
Non-interest expenses	592,701	573,199	653,299

Income (loss) before income taxes	¥(37,652)	¥71,657	¥111,798

(1)	In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and Other have been reclassified to conform to the current period presentation.

Net revenue increased by 19% from ¥644,856 million for the year ended March 31, 2013 to ¥765,097 million for the year ended March 31, 2014, primarily driven by the strong performance in Equities due to market rallies, and stable performance in Fixed Income throughout the year due to active domestic revenues and the expansion of our overseas businesses, and the recovery of Investment Banking primarily due to unrealized gains from our investments in Ashikaga Holdings following its listing on its Tokyo Stock Exchange.

Net revenue increased by 16% from ¥555,049 million for the year ended March 31, 2012 to ¥644,856 million for the year ended March 31, 2013, primarily driven by the stronger revenue in Fixed Income throughout the year due to robust domestic revenues and the expansion of overseas businesses and the recovery of Equities due to market comeback in the second half of this fiscal year, when equity markets saw increased activity, partially offset by a decline in revenue in Investment Banking.

Non-interest expenses increased by 14% from ¥573,199 million for the year ended March 31, 2013 to ¥653,299 million for the year ended March 31, 2014 primarily in our overseas businesses mainly due to depreciation of the yen.

Non-interest expenses decreased by 3% from ¥592,701 million for the year ended March 31, 2012 to ¥573,199 million for the year ended March 31, 2013 primarily due to the additional cost reduction program started in the second quarter for the year ended March 31, 2013.

Loss before income taxes was ¥37,652 million for the year ended March 31, 2012, income before income taxes was ¥71,657 million for the year ended March 31, 2013 and ¥111,798 million for the year ended March 31, 2014.

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

	Millions of yen
	Year ended March 31
	2012(1)	2013	2014
Net revenue	¥455,756	¥560,429	¥649,706
Non-interest expenses	470,360	459,715	540,386

Income (loss) before income taxes	¥(14,604)	¥100,714	¥109,320

(1)	In accordance with the realignment in April 2012, the amounts in Global Markets have been reclassified to conform to the current period presentation.

Net revenue increased by 16% from ¥560,429 million for the year ended March 31, 2013 to ¥649,706 million for the year ended March 31, 2014. In Fixed Income, Net revenue increased from ¥387,677 million for the year ended March 31, 2013 to ¥398,243 million for the year ended March 31, 2014. Despite fluctuating market conditions throughout the year, stable client flow and high research capability drove revenue growth backed by appropriate risk management. As a result, we recorded revenue growth across products, especially Rates. In Equities, Net revenue increased from ¥172,752 million for the year ended March 31, 2013 to ¥251,463 million for the year ended March 31, 2014. Throughout the year, the domestic Japanese equity market rallied due to the effect of monetary policies, resulting in greatly increased revenues from our Japanese equity business. (In accordance with the realignment, the amounts of Fixed Income and Equities for the years ended March 31, 2012 and 2013 have been reclassified.)

Net revenue increased by 23% from ¥455,756 million for the year ended March 31, 2012 to ¥560,429 million for the year ended March 31, 2013. In Fixed Income, Net revenue increased from ¥274,524 million for the year ended March 31, 2012 to ¥387,677 million for the year ended March 31, 2013. Despite fluctuating market conditions throughout the year, stable client flow and high research capability drove revenue growth backed by appropriate risk management. As a result, we recorded significant revenue growth across products, especially, Rates and Securitized Products, and across regions. In Equities, net revenue decreased from ¥181,232 million for the year ended March 31, 2012 to ¥172,752 million for the year ended March 31, 2013. The first half of the fiscal year saw low earnings from client flow due to low sales volume in the markets. In the second half of the fiscal year, equity markets turned up starting from the late in 2012, due in part to the change in government in Japan and the effect of monetary policies by the Bank of Japan, resulting in greatly increased revenues from our Japanese equity business.

Non-interest expenses increased by 18% from ¥459,715 million for the year ended March 31, 2013 to ¥540,386 million for the year ended March 31, 2014, primarily due to the depreciation of the yen but offset by the realization of the cost reduction exercise which was largely completed during the year.

Non-interest expenses decreased by 2% from ¥470,360 million for the year ended March 31, 2012 to ¥459,715 million for the year ended March 31, 2013, primarily driven by the additional cost reduction program started in the second quarter for the year ended March 31, 2013.

Loss before income taxes was ¥14,604 million for the year ended March 31, 2012, income before income taxes was ¥100,714 million for the year ended March 31, 2013 and ¥109,320 million for the year ended March 31, 2014.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity and other financial instruments in major financial markets, such as, Asia, Europe and U.S. We have been enhancing our M&A and financial advisory expertise to secure more high-profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Millions of yen
	Year ended March 31
	2012(1)	2013	2014
Investment Banking (gross) revenue	¥141,678	¥143,001	¥184,288
Allocation to other divisions	(66,284)	(70,990)	(86,888)

Investment Banking (net) revenue	75,394	72,011	97,400
Other revenue	23,899	12,416	17,991

Net revenue	99,293	84,427	115,391
Non-interest expenses	122,341	113,484	112,913

Income (loss) before income taxes	¥(23,048)	¥(29,057)	¥2,478

(1)	In accordance with the realignment in April 2012, the amounts in Investment Banking have been reclassified to conform to the current presentation.

Net revenue increased by 37% from ¥84,427 million for the year ended March 31, 2013 to ¥115,391 million for the year ended March 31, 2014. Investment banking (net) revenue increased from ¥72,011 million for the year ended March 31, 2013 to ¥97,400 million for the year ended March 31, 2014, year due to the recovery of equity capital markets and M&A activity. Other revenue increased from ¥12,416 million for the year ended March 31, 2013 to ¥17,991 million for the year ended March 31, 2014, primarily due to the unrealized gains from our investments in Ashikaga Holdings following its listing on the Tokyo Stock Exchange. For the year ended March 31, 2014, realized losses from investments in Japan were ¥1.0 billion and unrealized gains from investments in Japan were ¥12.0 billion. Realized gains from Terra Firma investments were immaterial and unrealized gains were ¥0.9 billion.

Net revenue decreased by 15% from ¥99,293 million for the year ended March 31, 2012 to ¥84,427 million for the year ended March 31, 2013. Investment banking (net) revenue decreased from ¥75,394 million for the year ended March 31, 2012 to ¥72,011 million for the year ended March 31, 2013, year due to globally sluggish equity capital markets and M&A activity, especially in the first half of the fiscal year. Other revenue decreased from ¥23,899 million for the year ended March 31, 2012 to ¥12,416 million for the year ended March 31, 2013, primarily due to realized gains on equity securities of certain investee companies recognized during the year ended March 31, 2012. For the year ended March 31, 2013, realized gains from investments in Japan were ¥0.4 billion and unrealized losses from investments in Japan were ¥10.7 billion. Realized gains from the Terra Firma Investments were ¥18.2 billion and unrealized losses from Terra Firma Investments were ¥0.6 billion. Realized gains were primarily due to the gains on sale of Annington. Unrealized losses equated primarily comprised additional losses booked against investments in the leisure and utilities. For the year ended March 31, 2012, realized gains from investments in Japan were ¥33.7 billion and unrealized losses from investments in Japan were ¥12.3 billion. Realized gains from the Terra Firma Investments were ¥0.5 billion and unrealized gains from Terra Firma Investments were ¥4.8 billion. Realized and unrealized gains arose primarily on residential real estate and utilities sectors while unrealized losses are related to investments in the leisure and services sectors.

Non-interest expenses decreased by 0.5% from ¥113,484 million for the year ended March 31, 2013 to ¥112,913 million for the year ended March 31, 2014, primarily due to cost savings from the additional cost reduction program, and partially offset by the expense increase for overseas business due to the depreciation of the yen.

Non-interest expenses decreased by 7% from ¥122,341 million for the year ended March 31, 2012 to ¥113,484 million for the year ended March 31, 2013, primarily due to cost savings from the additional cost reduction program started in the second quarter for the year ended March 31, 2013.

Loss before income taxes was ¥23,048 million for the year ended March 31, 2012, ¥29,057 million for the year ended March 31, 2013 and Income before income taxes was ¥2,478 million for the year ended March 31, 2014.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 24 “Segment and geographic information” in our consolidated financial statements included within this annual report. In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and Other have been reclassified to conform with the current year presentation.

Income before income taxes in other operating results was ¥35,153 million for the year ended March 31, 2012, ¥6,591 million for the year ended March 31, 2013 and ¥19,980 million for the year ended March 31, 2014.

Other operating results for the year ended March 31, 2014 include losses from changes in the fair value of certain financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥9.2 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥6.6 billion and gains from changes in counterparty credit spreads of ¥7.4 billion.

Other operating results for the year ended March 31, 2013 include losses from changes in the fair value of certain financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥30.7 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥29.1 billion and gains from changes in counterparty credit spreads of ¥10.0 billion.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 24 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate.

Translation Exposure

A significant portion of our business is conducted in currencies other than Japanese yen—most significantly, U.S. dollars, British pounds and Euros. We prepare financial statements of each of our consolidated subsidiaries in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary.

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

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 2% as of March 31, 2014 as listed below:

	Billions of yen, except percentage
	March 31, 2014
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥10,278	¥8,670	¥386	¥—	¥19,334	2%
Derivative assets	765	25,061	243	(23,764)	2,305
Derivative liabilities	841	25,018	261	(24,030)	2,090

See Note 2 “Fair value measurements” in our consolidated financial statements included in this annual report.

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

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2013
	Assets	Liabilities
Listed derivatives	¥443	¥559
OTC derivatives	1,448	1,326

	¥1,891	¥1,885

	Billions of yen
	March 31, 2014
	Assets	Liabilities
Listed derivatives	¥458	¥535
OTC derivatives	1,847	1,555

	¥2,305	¥2,090

The fair value of OTC derivative assets and liabilities as of March 31, 2014 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2014
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥864	¥982	¥1,225	¥950	¥2,474	¥(4,648)	¥1,847
OTC derivative liabilities	932	883	999	1,003	2,164	(4,426)	1,555

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

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

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

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

For the year ended March 31, 2014, Nomura recognized an impairment loss on goodwill of ¥2,840 million within Other in Nomura’s segment information. This is due to decline in the fair value of a reporting unit caused by a decrease in expected cash flows arising from the changes in the economic environment. These impairment losses were recorded within Non-interest expense—Other in the consolidated statements of income. The fair value was determined based on DCF.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of March 31, 2014.

	Millions of yen
	March 31, 2014
	Japan	Europe	Americas	Asia and Oceania	Total(1)
CMBS(2)	¥2,938	¥19,963	¥81,568	¥—	¥104,469
RMBS(3)	21,777	50,405	321,427	—	393,609
Other securitization products(4)	225,042	18,000	158,032	3,048	404,122

Total	¥249,757	¥88,368	¥561,027	¥3,048	¥902,200

(1)	The balances shown exclude certain CMBS of ¥21,861 million for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposure because the beneficial interests in the vehicles have been sold to third parties.
(2)	We have ¥9,933 million exposure, as whole loans and commitments, to U.S. CMBS and RMBS-related business as of March 31, 2014.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government-guaranteed collateralized mortgage obligations (“CMOs”) of ¥1,830,474 million, because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of March 31, 2014. Ratings are based on the lowest ratings given by Standard & Poor’s Financial Services LLC, Moody’s Investors Service, Inc., Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2014.

	Millions of yen
	March 31, 2014
	AAA	AA	A	BBB	BB	B and lower	Not rated	Total
Japan	¥—	¥—	¥732	¥—	¥709	¥1,497	¥—	¥2,938
Europe	2,675	1,378	870	4,194	3,689	5,979	1,178	19,963
Americas	17,634	728	7,918	23,366	9,020	21,476	1,426	81,568

Total	¥20,309	¥2,106	¥9,520	¥27,560	¥13,418	¥28,952	¥2,604	¥104,469

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2014.

	Millions of yen
	March 31, 2014
	Funded	Unfunded	Total
Europe	¥32,787	¥15,874	¥48,661
Americas	51,557	90,880	142,437

Total	¥84,344	¥106,754	¥191,098

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

For further discussion on Nomura’s involvement with variable interest entities, see Note 8 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

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

Private equity business in Japan

We make private equity investments through a wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in entities engaged in our core business. We elected the fair value option to account for its 37.1% investment in the common stock of Ashikaga Holdings.

On December 19, 2013, Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) was listed in the First Section of the Tokyo Stock Exchange. Nomura’s investment in Ashikaga Holdings has historically been primarily reported within Trading assets and private equity investments—Private equity investments. However, following the listing, the investment is now reported within Other assets—Other in the consolidated balance sheets. Nomura carries this investment at fair value through election of the fair value option. The majority of gains and losses associated with this investment have historically been reported within Revenue—Gain (loss) on private equity investments in the consolidated statements of income. However, following the listing, such amounts are now reported within Revenue—Other in the consolidated statements of income. As a result of the Ashikaga Holdings listing in the First Section of the Tokyo Stock Exchange, these changes are attributable to the shift from our Investment Banking business to a corporate-wide perspective in enhancing the corporate value of the share ownership.

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

Terra Firma Investments

Nomura contributed its European private equity investments to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of us, assumed the management and control of these investments.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore we continue to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of income.

In December 2012, we completed the sale of Annington Holdings plc, one of PFG investments, to Terra Firma and as a result, the fair value of the Terra Firma Investments fell from ¥102,649 million as of March 31, 2012 to ¥nil as of March 31, 2013.

Other Terra Firma Funds

We are a 10% investor in a ¥274 billion private equity fund (“TFCP II”) and a 2% investor in a ¥731 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥27,445 million and reduced to ¥51 million as a result of adjustments for recyclable distributions. As of March 31, 2014, no amount had been drawn down for investments.

For TFCP III, our total commitment was ¥13,854 million and ¥13,536 million had been drawn down for investments as of March 31, 2014.

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

Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of March 31, 2014.

Millions of yen
March 31, 2014
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥12,604
Investments in subsidiaries and affiliates	54,678
Valuation of financial instruments	46,321
Accrued pension and severance costs	7,850
Other accrued expenses and provisions	102,922
Operating losses	437,899
Other	3,991

Gross deferred tax assets	666,265
Less—Valuation allowance	(490,603)

Total deferred tax assets	175,662

Deferred tax liabilities
Investments in subsidiaries and affiliates	107,020
Valuation of financial instruments	54,524
Undistributed earnings of foreign subsidiaries	736
Valuation of fixed assets	21,204
Other	4,899

Total deferred tax liabilities	188,383

Net deferred tax assets (liabilities)	¥(12,721)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

B. Liquidity and Capital Resources.

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of losses arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our liquidity risk management policy is based on liquidity risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and one month periods, respectively, without raising funds through unsecured funding or through the liquidation of assets.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1.    Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2014, our liquidity portfolio was ¥6,127.2 billion which generated a liquidity surplus taking into account stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2013 and March 31, 2014 and averages maintained for the years ended March 31, 2013 and March 31, 2014. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2013	As of March 31, 2013	Average for year ended March 31, 2014	As of March 31, 2014
Cash, cash equivalents and time deposits(1)	¥911.1	¥960.6	¥1,676.6	¥1,497.2
Government securities	4,712.3	4,512.3	4,667.3	4,483.6
Others(2)	480.3	410.6	214.9	146.4

Total liquidity portfolio	¥6,103.7	¥5,883.5	¥6,558.8	¥6,127.2

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2013 and March 31, 2014 and averages maintained for the years ended March 31, 2013 and March 31, 2014. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2013	As of March 31, 2013	Average for year ended March 31, 2014	As of March 31, 2014
Japanese Yen	¥1,836.6	¥1,362.2	¥2,463.3	¥2,272.3
U.S. Dollar	2,445.6	2,355.1	2,171.5	2,050.4
Euro	816.1	876.5	1,015.0	1,049.0
British Pound	695.9	752.6	662.4	568.6
Others(1)	309.5	537.1	246.6	186.9

Total liquidity portfolio	¥6,103.7	¥5,883.5	¥6,558.8	¥6,127.2

(1)	Includes other currencies such as the Canadian dollar, the Australian dollar and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 21 “Regulatory requirements” in our consolidated financial statements included within this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2013 and March 31, 2014.

	Billions of yen
	March 31, 2013	March 31, 2014
NHI and NSC(1)	¥1,616.9	¥1,900.9
Major broker-dealer subsidiaries	3,179.0	2,815.2
Bank subsidiaries(2)	775.3	1,170.5
Other group entities	312.3	240.6

Total liquidity portfolio	¥5,883.5	¥6,127.2

(1)	NSC, a broker dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.
(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

In addition to our liquidity portfolio, we had ¥1,720.3 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate of our liquidity portfolios and other unencumbered assets as of March 31, 2014 was ¥7,847.5 billion, which represented 264.3% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2013	March 31, 2014
Net liquidity value of other unencumbered assets	¥1,168.4	¥1,720.3
Liquidity portfolio	5,883.5	6,127.2

Total	¥7,051.9	¥7,847.5

2.    Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a market-wide stress event, without needing to raise unsecured funding or force the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements:

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

Collateral requirements to support potential increased intraday collateral requirements from our clearing and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for other related requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer liquidity across the entities within the Nomura Group.

We seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to interest rates, equities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to maintain funding consistency with our unsecured long-term debt. The proportion of our non-yen denominated long-term debt slightly increased to 32.0% of total long-term debt outstanding as of March 31, 2014 from 29.7% as of March 31, 2013.

2.1    Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposits at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit held by our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2013 and March 31, 2014.

	Billions of yen
	March 31, 2013	March 31, 2014
Short-term bank borrowings	¥621.3	¥722.5
Other loans	42.4	49.2
Commercial paper	296.7	246.9
Deposits at banking entities	781.4	757.7
Certificates of deposit	214.5	240.5
Debt securities maturing within one year	337.0	952.5

Total short-term unsecured debt	¥2,293.3	¥2,969.3

2.2    Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V. (“NEF”) and NBI are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2013 and March 31, 2014.

	Billions of yen
	March 31, 2013	March 31, 2014
Long-term deposits at banking entities	¥76.2	¥116.0
Long-term bank borrowings	2,173.7	2,057.6
Other loans	133.9	129.0
Debt securities(1)	4,073.5	3,916.0

Total long-term unsecured debt	¥6,457.3	¥6,218.6

(1)	Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810, “Consolidation” and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

During the year ended March 31, 2014, the Company issued ¥214.9 billion of domestic and global senior notes.

2.3    Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity for plain vanilla debt securities and borrowings with maturities longer than one year was 3.8 years as of March 31, 2014. A significant amount of our medium-term notes are structured and linked to interest rates, equities, indices, currencies or commodities. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 6.3 years as of March 31, 2014. The average maturity of our entire long-term debt portfolio, including plain vanilla debt securities and borrowings, was 4.7 years as of March 31, 2014. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

Redemption	schedule is individually estimated by considering the probability of redemption.

2.4    Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We lower the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, delivering various types of securities collateral, and actively seeking long-term agreements. For more detail of secured borrowings and repurchase agreements, see Note 6 “Collateralized transactions” in our consolidated financial statements included within this annual report.

3.    Management of Credit Lines to Nomura Group entities

We have committed facility agreements with financial institutions as part of our contingent financing sources. Total unused committed facilities decreased ¥13.0 billion to ¥65.0 billion as of March 31, 2014 from ¥78.0 billion as of March 31, 2013. We have structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

4.    Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at our parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow (“MCO”)” framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or the liquidation of assets for one month.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2014, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash and collateral outflows in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses on inventory; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

We recognize that liquidity standards for financial institutions continues to be the subject of further discussion among relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area.

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision” (“Sound Principles”). To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (the “LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (the “NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

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

5.    Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the fiscal year ended March 31, 2013 and 2014, we recorded net cash inflows from operating activities and net cash outflows from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2013 and 2014:

	Billions of yen
	Year Ended March 31
	2013	2014
Net cash provided by operating activities	¥549.5	¥457.4
Net income	105.7	216.4
Trading assets and private equity investments	(1,448.5)	(485.7)
Trading liabilities	248.0	2,007.8
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,375.9	(183.9)
Securities borrowed, net of securities loaned	863.5	(1,604.5)
Other, net	(595.2)	507.2
Net cash used in investing activities	(160.5)	(103.2)
Net cash provided by (used in) financing activities	(701.6)	289.4
Long-term borrowings, net	(400.2)	546.2
Other, net	(301.5)	(256.8)
Effect of exchange rate changes on cash and cash equivalents	47.2	41.1

Net increase (decrease) in cash and cash equivalents	(265.4)	684.7
Cash and cash equivalents at beginning of the year	1,070.5	805.1

Cash and cash equivalents at end of the year	¥805.1	¥1,489.8

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2014, our cash and cash equivalents increased by ¥684.7 billion to ¥1,489.8 billion. Net cash of ¥289.4 billion was provided by financing activities due to net cash inflows of ¥546.2 billion from Long-term borrowings. As part of trading activities, while there were net cash inflows of ¥1,522.1 billion from cash outflows due to an increase in Trading assets and Private equity investments in combination with cash inflows due to an increase in Trading liabilities, they were offset by ¥1,788.4 billion of net cash outflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥457.4 billion was provided by operating activities.

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

Balance Sheet and Financial Leverage

Total assets as of March 31, 2014, were ¥43,520.3 billion, a increase of ¥5,577.9 billion compared with ¥37,942.4 billion as of March 31, 2013, reflecting increases in Securities purchased under agreements to resell, Securities borrowed and Trading assets. Total liabilities as of March 31, 2014, were ¥40,967.1 billion, a increase of ¥5,343.6 billion compared with ¥35,623.5 billion as of March 31, 2013, reflecting increases in Securities sold under agreements to repurchase and Trading liabilities. NHI shareholders’ equity as of March 31, 2014, was ¥2,513.7 billion, an increase of ¥219.3 billion compared with ¥2,294.4 billion as of March 31, 2013, due to increases in Retained earnings and Accumulated other comprehensive income (loss).

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

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31
	2013	2014
NHI shareholders’ equity	¥2,294.4	¥2,513.7
Total assets	37,942.4	43,520.3
Adjusted assets(1)	23,827.1	26,173.3
Leverage ratio(2)	16.5x	17.3	x
Adjusted leverage ratio(3)	10.4x	10.4	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2013	2014
Total assets	¥37,942.4	¥43,520.3
Less:
Securities purchased under agreements to resell	8,295.4	9,617.7
Securities borrowed	5,819.9	7,729.3

Adjusted assets	¥23,827.1	¥26,173.3

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 14.7% reflecting primarily an increase in Securities purchased under agreement to resell, Securities borrowed and Trading assets. Total NHI shareholders’ equity increased by 9.6% reflecting primarily an increase in Retained earnings and Accumulated other comprehensive income (loss). As a result, our leverage ratio went up from 16.5 times as of March 31, 2013 to 17.3 times as of March 31, 2014.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio was 10.4 times as of March 31, 2013 and as of March 31, 2014.

Capital Management

Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

Dividends

Nomura believes that pursuing sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined by taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the consolidated operating results.

Nomura paid a dividend of ¥8.0 per share for the first half and a dividend of ¥9.0 per share for the second half in line with its dividend policy for the fiscal year ended March 31, 2014. As a result, the total annual dividend was ¥17.0 per share.

With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2009	¥8.50	¥8.50	¥8.50	¥—	¥25.50
2010	—	4.00	—	4.00	8.00
2011	—	4.00	—	4.00	8.00
2012	—	4.00	—	2.00	6.00
2013	—	2.00	—	6.00	8.00
2014	—	8.00	—	9.00	17.00

Stock Repurchases

We will consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We will make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines. On April 30, 2014, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program was from May 19, 2014 to July 25, 2014, and we were authorized to purchase up to 100 million shares of our common stock or to a maximum of ¥70 billion. On May 30, 2014, we announced that the aggregate number of shares repurchased through this buyback program was 100 million shares and the aggregate value of shares repurchased was ¥65,188,616,000.

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

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31 2014, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 13.2%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 13.2% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 15.5% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of March 31, 2014 is 4.0% for the common equity Tier 1 capital ratio, 5.5% for the Tier 1 capital ratio and 8% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2013 and March 31, 2014.

	Billions of yen, except ratios
	March 31
	2013	2014
Common equity Tier 1 capital	¥2,092.9	¥2,314.2
Tier 1 capital	2,092.9	2,314.2
Total capital	2,452.1	2,715.7
Risk-Weighted Assets
Credit risk-weighted assets	9,529.1	8,034.8
Market risk equivalent assets	5,846.1	6,999.7
Operational risk equivalent assets	2,171.4	2,391.5

Total risk-weighted assets	¥17,546.7	¥17,425.9

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	11.9%	13.2%
Tier 1 capital ratio	11.9%	13.2%
Consolidated capital adequacy ratio	13.9%	15.5%

Common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital are calculated by deducting regulatory adjustment item from basic capital item for each capital class, respectively. If the amount of basic item is less than the amount of adjustment item, we need to deduct deficit amount from upper capital class. Each capital item and regulatory adjustment is defined in the Capital Adequacy Notice on Final Designated Parent Company and these new definitions of capital will come into effect gradually by transitional measures.

As of March 31, 2014, capital items for our common equity Tier 1 capital mainly consists of shareholders’ equity relating to our common stock and all or part of our subordinated debt which satisfies the requirements under Capital Adequacy Notice on Final Designated Parent Company (such as maturity) is included into capital items for Tier 2 capital. We have not issued any capital instruments which can be included into additional Tier 1 capital.

Regulatory adjustment for our common equity Tier 1 capital mainly consists of a part of intangible assets and expected losses. Regulatory adjustment for our Tier 2 capital includes investments in additional Tier 1 capital instruments of other financial institutions and a part of expected losses. (Note both items are transitional treatment.) Regulatory adjustment for our additional Tier 1 capital will be included into regulatory adjustment for common equity Tier 1 capital, as we don’t have any outstanding additional Tier 1 capital instruments.

Market risk equivalent assets are calculated by using The Internal Models Approach for market risk. Since the end of December, 2011, we have been required to calculate market risk equivalent assets under the Basel 2.5 rule, which is significantly larger than market risk equivalent assets under the Basel II rule. Also, since the end of March 2013, a part of securitization products has been added to the scope of market risk calculation.

Since the end of March, 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and The Standardized Approach, respectively, with the approval of the FSA. Furthermore, since the end of December 2012, we started using the Internal Model Method for the exposure calculation of majority of derivative and repurchase agreements instead of the Current Exposure Method or the Comprehensive Method upon approval from the FSA. Since the end of March 2013, the scope of credit risk-weighted assets calculation has been widened following the implementation of Basel III (e.g., credit risk for CVA (credit value adjustment) on derivative exposures, credit risk for CCP (central counter party) exposures, etc.).

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Management receives and reviews these capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework, which was called ‘Basel 2.5’. This announcement stated that the Basel Committee’s trading book rules, effective at the end of 2011, would introduce higher capital requirements to capture the credit risk of complex trading activities, which became effective at the end of 2011. Such trading book rules also included a stressed VaR requirement.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards were implemented from

2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, after two rounds of public consultation and discussions with the Committee on Payment and Settlement Systems (“CPSS”) and the International Organization of Securities Commissions (“IOSCO”), the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which were intended to come into effect as of January 2013 as part of Basel III. This first version of CCPs rule came into effect from 2013 and the final version of CCPs rule was announced in April 2014 from the Basel Committee, which is not implemented. Moreover, a series of final standards on the regulatory frameworks such as Basel III leverage ratio framework and disclosure requirements, capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to central counterparties and supervisory framework for measuring and controlling large exposures have been published by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. In November 2012 and November 2013, the FSB and the Basel Committee have updated the list of G-SIBs. We were not designated as a G-SIBs in November 2012 and November 2013. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In addition to the above, the FSB and the IOSCO have published assessment methodologies for identifying Non-bank Non-insurer Global Systemically Important Financial Institutions (NBNI G-SIFIs), for public consultation.

Following the change in international regulatory environment, the FSA introduced rules and notices such as the Capital Adequacy Notice on Final Designated Parent Company on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. It is expected that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or IOSCO.

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

On October 3, 2013, Nomura attained short-term and long-term credit ratings from Fitch Ratings for the Company and Nomura Securities Co., Ltd. as follows:

Company	Short-term Debt	Long-term Debt
Nomura Holdings, Inc	F1	A-
Nomura Securities Co., Ltd	F1	A-

As of May 31, 2014, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa2
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our short-term and long-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, for unsecured funding and other financing purposes and also for our trading and other business activities.

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

Off-balance sheet arrangements with off-balance sheet entities include where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

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

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 8 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

Repurchase and securities lending transactions accounted for as sales

We enter into certain types of repurchase agreements and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of repurchase-to-maturity transactions and certain types of securities transactions.

We enter into repurchase-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. There were no securities derecognized from our consolidated balance sheets under open repurchase-to-maturity transactions as of March 31, 2013 and 2014, respectively.

In June 2014, the FASB issued new guidance which changes the accounting for repurchase-to-maturity transactions. See Note 1 “Summary of accounting policies: Future accounting developments” for further information regarding this new guidance.

F. Tabular Disclosure of Contractual Obligations.

In the ordinary course of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In connection with our banking and financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have fixed expiration dates.

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

Note 10 “Leases” in our consolidated financial statements contains further detail on our operating leases and capital leases. Note 13 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 23 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending our clients’ creditworthiness and the value of collateral held. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2014:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥11,509	¥334	¥2,668	¥2	¥8,505
Long-term borrowings(1)	8,045,501	1,435,789	2,018,293	1,862,849	2,728,570
Contractual interest payments(2)	1,104,656	155,372	227,793	164,380	557,111
Operating lease commitments	149,942	18,310	28,917	22,638	80,077
Capital lease commitments(3)	64,100	509	7,778	8,115	47,698
Purchase obligations(4)	15,901	13,825	2,076	—	—
Commitments to extend credit	479,634	85,533	52,872	165,623	175,606
Commitments to invest in partnerships	18,460	4,305	829	318	13,008
Commitments to purchase aircraft	4,409	4,409	—	—	—

Total	¥9,894,112	¥1,718,386	¥2,341,226	¥2,223,925	¥3,610,575

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2014.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki Repo agreements. These commitments amount to ¥2,365 billion for reverse repurchase agreements and ¥771 billion for repurchase agreements as of March 31, 2014.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Directors of the Company as of June 26, 2014.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Nobuyuki Koga (Aug. 22, 1950)

Director

Chairman of the Board of Directors

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Director and Chairman of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Co., Ltd.

		Apr. 1974	Joined the Company
		Jun. 1995	Director of the Company
		Apr. 1999	Managing Director of the Company
		Jun. 2000	Director and Deputy President of the Company
		Oct. 2001	Director and Deputy President of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2003	Director and President of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2003	Director, President & CEO of the Company Director and Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2008	Director and Representative Executive Officer of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2011	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Koji Nagai (Jan. 25, 1959)	Director, Representative Executive Officer and Group CEO Director and President of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (Current) Director and President of Nomura Securities Co., Ltd. (Current)

Atsushi Yoshikawa (Apr. 7, 1954)	Director, Representative Executive Officer and Group COO	Apr. 1978	Joined the Company
		Jun. 2000	Director of the Company
	Director and Representative Executive Officer of Nomura Securities Co., Ltd.	Oct. 2001	Director of Nomura Securities Co., Ltd.
	Chairman of Nomura Holding America Inc.	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director of the Company Executive Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2005	Senior Managing Director of the Company Executive Vice President of Nomura Asset Management Co., Ltd.
		Apr. 2006	Executive Vice President of Nomura Asset Management Co., Ltd.
		Apr. 2008	Director and President of Nomura Asset Management Co., Ltd.
		Oct. 2008	Executive Managing Director of the Company Director, President & CEO of Nomura Asset Management Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jun. 2011	Executive Vice President of the Company CEO and President of Nomura Holding America Inc.
		Aug. 2012	Representative Executive Officer & Group COO of the Company Chairman of Nomura Holding America Inc.
		Jun. 2013	Director, Representative Executive Officer & Group COO of the Company Chairman of Nomura Holding America Inc.
Apr. 2014

Director, Representative Executive Officer & Group COO of the Company (Current)

Director and Representative Executive Officer of Nomura Securities Co., Ltd. (Current)

Chairman of Nomura Holding America Inc. (Current)

Hiroyuki Suzuki (Feb. 3, 1959)	Director	Apr. 1982	Joined the Company
	Member of the Audit Committee Outside Director of The Nomura Trust and Banking Co., Ltd. Outside Director of Nomura Asset Management Co., Ltd.	Apr. 2005	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of the Company
		Dec. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2010	Senior Corporate Managing Director of the Company Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Corporate Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2013 Jun. 2013	Advisor of the Company Director of the Company (Current)

David Benson (Feb. 9, 1951)	Director Director of Nomura Europe Holdings, plc Director of Nomura International plc	Feb. 1997	Joined Nomura International plc
		Jul. 1999	Head of Risk Management, Nomura International plc
		Mar. 2005	Chief Operating Officer (“COO”) of Nomura International plc

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Aug. 2007	Resigned from Nomura International plc
		Nov. 2008	Chief Risk Officer (“CRO”), Senior Managing Director of the Company
		Jan. 2011	Senior Managing Director of the Company, Vice Chairman, Risk and Regulatory Affairs
		Apr. 2011	Vice Chairman of the Company (Senior Managing Director)
		Jun. 2011	Director of the Company (Current)

Masahiro Sakane	Outside Director	Apr. 1963	Joined Komatsu Ltd.
(Jan 7, 1941)	Member of the Nomination Committee	Jun. 2001	Representative Director and President of Komatsu Ltd.
Member of the Compensation Committee
	Councilor of Komatsu Ltd.	Jun. 2003	Representative Director and President & CEO of Komatsu Ltd.
Outside Director of Tokyo Electron Limited
	Outside Director of ASAHI GLASS Co., Ltd.	Jun. 2007	Representative Director and Chairman of Komatsu Ltd.
	Outside Director of Nomura Securities Co., Ltd.	Jun. 2008	Outside Director of the Company (Current)
		Jun. 2010	Director and Chairman of Komatsu Ltd.
		Apr. 2013	Director and Councilor of Komatsu Ltd.
		Jun. 2013	Councilor of Komatsu Ltd. (Current)

Takao Kusakari (Mar. 13, 1940)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Corporate Advisor of NYK Line Outside Director of Nomura Securities Co., Ltd.	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (“NYK Line”)
		Aug. 1999	President of NYK Line
		Apr. 2002	President, Corporate Officer of NYK Line
		Apr. 2004	Chairman, Corporate Officer of NYK Line
		Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
		Apr. 2009	Director and Corporate Advisor of NYK Line
		Jun. 2010	Corporate Advisor of NYK Line (Current)
		Jun. 2011	Outside Director of the Company (Current)

Tsuguoki Fujinuma (Nov. 21, 1944)	Outside Director Chairman of the Audit Committee	Apr. 1969	Joined Horie Morita Accounting Firm
	Outside Statutory Auditor of Sumitomo Corporation	Jun. 1970	Joined Arthur & Young Accounting Firm

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
	Outside Statutory Auditor of Takeda Pharmaceutical Company Limited	Nov. 1974	Registered as a Certified Public Accountant
	Outside Director of Sumitomo Life Insurance Company	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Outside Statutory Auditor of Seven & i Holdings Co., Ltd. Outside Director of Nomura Securities Co., Ltd.	Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
		May 2000	President of the International Federation of Accountants
		Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
		Jun. 2007	Retired from Ernst & Young ShinNihon
		Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2008	Outside Director of the Company (Current)

Toshinori Kanemoto (Aug. 24, 1945)	Outside Director	Apr. 1968	Joined National Police Agency
	Member of the Audit Committee	Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
Of-Counsel of City-Yuwa Partners
	Outside Statutory Auditor of JX Holdings, Inc.	Aug. 1995	Director General of the International Affairs Department, National Police Agency
Outside Director of Nomura Securities Co., Ltd.
		Oct. 1996	President of ICPO-INTERPOL
		Aug. 2000	President, National Police Academy
		Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan
		Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
		Feb. 2007	Of-Counsel of City-Yuwa Partners (Current)
		Jun. 2011	Outside Director of the Company (Current)

Dame Clara Furse (Sep. 16, 1957)	Outside Director Non-Executive Director of Amadeus IT Holding, S.A. Non-Executive Director of U.K. Department for Work and Pensions External Member of the Bank of England’s Financial Policy Committee	Feb. 1983	Joined Phillips & Drew (currently UBS)
		Jun. 1990	Non-Executive Director of London International Financial Futures Exchange (“LIFFE”)
		Jun. 1997	Deputy Chairman of LIFFE
		May 1998	Group Chief Executive of Credit Lyonnais Rouse

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jan. 2001	Chief Executive of London Stock Exchange Group
		Jun. 2010	Outside Director of the Company (Current)
		Apr. 2013	External Member of the Bank of England’s Financial Policy Committee (Current)

Michael Lim Choo San (Sep. 10, 1946)

Outside Director

Chairman of the Land Transport Authority of Singapore

Independent Director of Olam International Limited

Director of Nomura Asia Holding N.V.

Non-Executive Chairman of Nomura Singapore Ltd.

		Aug. 1972	Joined Price Waterhouse, Singapore
		Jan. 1992	Managing Partner of Price Waterhouse, Singapore
		Oct. 1998	Member of the Singapore Public Service Commission (Current)
		Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
		Sep. 2002	Chairman of the Land Transport Authority of Singapore (Current)
		Jun. 2011	Outside Director of the Company (Current)
		Nov. 2011	Chairman of the Accounting Standards Council, Singapore (Current)
		Apr. 2013	Chairman of the Singapore Accountancy Commission (Current)

Among the Directors listed above, Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma, Toshinori Kanemoto, Dame Clara Furse, and Michael Lim Choo San satisfy the requirements for an “outside director” under the Companies Act. The Companies Act defines an outside director of a company as a non-executive director (i) who has never assumed the position of executive director, executive officer, manager or employee of the company or its subsidiaries and (ii) who does not currently assume the position of executive director, executive officer, manager or employee of the Company or its subsidiaries.

Executive Officers

The following table provides information about the Company’s Executive Officers as of June 26, 2014.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Atsushi Yoshikawa (Apr. 7, 1954)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Tetsu Ozaki (Jan. 16, 1958)	Executive Managing Director Wholesale CEO Deputy President of Nomura Securities Co., Ltd.	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of the Company
Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Senior Managing Director of the Company
Counselor of Nomura Securities Co., Ltd.
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Deputy President of Nomura Securities Co., Ltd.
		Apr. 2013	Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2014	Executive Managing Director of the Company (Current)
Wholesale CEO (Current)
Deputy President of Nomura Securities Co., Ltd. (Current)

Toshio Morita (Apr. 17, 1961)	Executive Managing Director Retail CEO	Apr. 1985	Joined the Company
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Corporate Managing Director of the Company
		Aug. 2012	Executive Managing Director of the Company (Current) Retail CEO (Current) Executive Vice President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kunio Watanabe (Feb. 22, 1963)	Executive Managing Director Asset Management CEO Director, President and CEO of Nomura Asset Management Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2009	Senior Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2014	Executive Managing Director of the Company (Current)
Asset Management CEO (Current)
Director, President and CEO of Nomura Asset Management Co., Ltd. (Current)

Shoichi Nagamatsu (Jul. 6, 1958)

Executive Managing Director

Chief of Staff

Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.

Outside Director of The Nomura Trust and Banking Co., Ltd.

Outside Director of Nomura Asset Management Co., Ltd.

		Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Executive Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Jun. 2010	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2012	Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Executive Managing Director of the Company (Current) Chief of Staff (Current) Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Shigesuke Kashiwagi (Nov. 13, 1959)	Executive Managing Director Chief Financial Officer Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd. Financial Officer of Nomura Securities Co., Ltd.	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of the Company
Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2006	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Senior Managing Director (Executive Officer) of the Company
		Oct. 2008	Senior Managing Director of the Company
Apr. 2013

Executive Managing Director of the Company

Chief Financial Officer of the Company

Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Financial Officer of Nomura Securities Co., Ltd.

Apr. 2014

Executive Managing Director of the Company (Current)

Chief Financial Officer of the Company (Current)

Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd. (Current)

Financial Officer of Nomura Securities Co., Ltd. (Current)

B. Compensation.

The overview of the Nomura Group’s compensation framework is as follows:

(1) Compensation policy

We have developed our compensation policy for both executives and employees of the Nomura Group to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

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

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement the Nomura Group’s compensation policy. The HRC’s responsibilities include:

•

approving the compensation framework, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally;

•	approving the total bonus pool and its allocation to each business;

•	reviewing the performance measures of senior executives to ensure that compensations reflects the performance of both individuals and our business globally;

•	continually reviewing the appropriateness and relevance of our compensation policy; and

•	approving any major changes in employee benefits structures globally;

Current members include the Group CEO (as Chairman of the Committee), Group COO, CFO, Chief Risk Officer (“CRO”), Chief of Staff and heads of Human Resources.

(3) Nomura’s compensation framework

The outline of our compensation framework is as follows:

Compensation Components	Purposes		Specific Elements
Fixed Compensation	•	Rewards individuals for their knowledge, skills, competencies and experiences	•	Base salary
	•	Reflects local labor market standards

	•	Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals	• •	Housing allowances Overtime pay

Variable Compensation	•	Rewards team and individual performances, and their contribution to results as well as strategic and future value	• •	Cash bonuses Deferred compensation
	•	Reflects appropriate internal and market-based comparisons
	•	Reflects broad views on compensation, including individual performances, approaches to risk, compliance and cross-divisional cooperation

Note:	Benefits driven by local market regulations and practices, are not included in the above.

(4) Outline of variable compensations

Cash bonuses

A proportion of variable compensation is delivered in the form of a cash payment following the end of the fiscal year. Individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements will be adhered to when deciding on proportions of cash bonuses.

Deferred compensation

Certain senior management and employees whose compensation is above a certain level receive a portion of their variable compensation in the form of deferred compensation plans. By linking the economic value to Nomura’s stock price or imposing certain vesting periods, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing opportunities to grow personal wealth over the period from grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of long-term increase in corporate value.

With these benefits, deferred compensation plans are also recommended by regulators key jurisdictions in which we operate.

The deferral period for our deferred compensation plans is generally three or more years. This is in line with the “Principles for Sound Compensation Practices” issued by the FSB, which recommends, among other things, a deferral period of three or more years.

In addition, deferred compensation shall be reduced or forfeited in case of:

•	voluntary resignation;

•	material restatement in our consolidated group financial statements;

•	material violation of policies of Nomura; and

•	material detriment to the business or reputation of Nomura.

Also, deferred compensations for the fiscal year ended March 31, 2013 granted to senior management and employees who receive a certain level of compensations shall be reduced or forfeited in case of a material downturn in performance of Nomura and/or a material failure of risk management. Adding to that, in line with regulations regarding remunerations in financial institution in Europe, stricter terms and conditions for reduction and forfeiture were introduced to the deferred compensations for the fiscal year ended March 31, 2014 granted to employees in Europe, Middle East and Africa.

Nomura’s deferred compensation plans comprise 1. Core deferral plans, 2. Supplemental deferral plans and 3. the Multi-Year Performance Deferral plan.

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

2. Supplemental deferral plans

We introduced the following deferral plans for the year ended March 31,2011. These plans are offered to certain senior management and employees in addition to the Core deferral plans. The plans reinforce our goals of retaining and motivating our key talent in the competitive market place.

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

3. Multi-Year Performance Deferral (“MYPD”) plan

We also introduced MYPD as an additional deferred compensation plan for the fiscal year ended March 31, 2012 to senior management and employees with certain responsibilities. Number of units to be granted upon achieving a certain performance target is notified to applicable candidates in advance. At the end of a 2 year performance period, number of units is adjusted, subject to a degree of achievement, and granted in the form of SAR Plan Bs or NSUs. In case of performance below certain levels, no SARs or NSUs will be granted.

(5) Consistency with risk management and linkage to performance

In determining aggregate compensation, Nomura considers the ratio of personnel expense against income (after a certain risk adjustment and before deduction of tax and personnel expenses). Risk adjustment of income is done by deducting a certain proportion of economic capital from each division’s revenue. Such economic capital comprehensively recognizes quantitatively assessed risks, and reflects various risks including market, credit, liquidity, and operational risks.

Nomura recognizes that its aggregate compensation should maintain consistency with the current financial soundness and future prospects of Nomura, and that it does not have significant impact on capital adequacy in the future.

(6) Compensation for Directors and Executive Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, a Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with our applicable compensation policy.

1    Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2014
		Basic Compensation(2)	Bonus	Deferred Compensation(3)	Total
Directors	12	¥302	¥43	¥156	¥501
(Outside Directors included in above)	(7)	(145)	( —)	( —)	(145)
Executive Officers	6	429	222	556	1,207

Total	18	¥731	¥265	¥712	¥1,708

(1)	Includes 3 Directors (including 1 Outside Director) who resigned in June 2013. There were 11 Directors and 6 Executive Officers as of March 31, 2014. Compensation to Directors who concurrently serve as Executive Officers is included in amounts reported for Executive Officers.
(2)	Basic compensation includes JPY 0.4m of benefits-in-kind in the form of commuter pass allowances.
(3)	Represents the portion of deferred compensation (such as stock options) granted during the year ended March 31, 2014 and prior years which has been recognized as compensation expense in our consolidated financial statements included in this annual report during the year ended March 31, 2014.
(4)	Subsidiaries of the Company paid ¥58 million to Outside Directors as compensation for their directorship of those subsidiaries for the year ended March 31, 2014.
(5)	The Company abolished retirement bonuses to Directors in 2001.

All new deferred awards granted since May 2013 include “Full Career Retirement” provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

2. Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation(1)
Name	Company	Category	Base Salary	Equity Compensation (SARs)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total	Total
Nobuyuki Koga	Nomura	Director	¥83	¥—	¥83	¥36	¥73	¥109	¥192
Koji Nagai	Nomura	Director, Representative Executive Officer (Group CEO)	102	17	119	60	119	179	298
Atsushi Yoshikawa	Nomura	Director, Representative Executive Officer (Group COO)	92	16	108	54	108	162	270
Toshio Morita	Nomura	Executive Officer	60	13	73	49	98	147	220
Toshihiro Iwasaki	Nomura	Executive Officer	60	13	73	22	45	67	140
Shoichi Nagamatsu	Nomura	Executive Officer	60	13	73	19	38	57	130
Shigesuke Kashiwagi	Nomura	Executive Officer	54	10	64	19	37	56	120

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2014.

Stock Acquisition Rights (“SARs”)

The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2014.

	March 31, 2014
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.13	April 25, 2007	104,400	From April 26, 2009 to April 25, 2014	¥1	¥0
Stock Acquisition Rights No.14	June 21, 2007	150,300	From June 22, 2009 to June 21, 2014	1	0
Stock Acquisition Rights No.15	August 1, 2007	113,000	From August 2, 2009 to August 1, 2014	1,874	0
Stock Acquisition Rights No.16	August 1, 2007	1,799,000	From August 2, 2009 to August 1, 2014	1,874	0
Stock Acquisition Rights No.17	August 1, 2007	173,200	From August 2, 2009 to August 1, 2014	1	0
Stock Acquisition Rights No.18	October 19, 2007	8,500	From October 20, 2009 to October 19, 2014	1	0
Stock Acquisition Rights No.19	April 23, 2008	384,900	From April 24, 2010 to April 23, 2015	1	0
Stock Acquisition Rights No.20	June 23, 2008	31,300	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.21	June 23, 2008	164,800	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.22	August 5, 2008	110,000	From August 6, 2010 to August 5, 2015	1,292	0
Stock Acquisition Rights No.23	August 5, 2008	1,874,000	From August 6, 2010 to August 5, 2015	1,292	0
Stock Acquisition Rights No.24	August 5, 2008	3,000	From August 6, 2010 to August 5, 2015	1	0
Stock Acquisition Rights No.27	November 10, 2008	5,200	From November 11, 2010 to November 10, 2015	1	0
Stock Acquisition Rights No.28	April 30, 2009	306,400	From May 1, 2011 to April 30, 2016	1	0
Stock Acquisition Rights No.29	June 16, 2009	101,300	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.30	June 16, 2009	325,400	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.31	August 5, 2009	156,000	From August 6, 2011 to August 5, 2016	734	0
Stock Acquisition Rights No.32	August 5, 2009	2,205,500	From August 6, 2011 to August 5, 2016	734	0
Stock Acquisition Rights No.34	May 18, 2010	1,159,000	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.35	May 18, 2010	1,028,500	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.36	May 18, 2010	48,500	From May 19, 2013 to May 18, 2017	1	0

	March 31, 2014
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.37	July 28, 2010	2,645,000	From April 30, 2012 to April 29, 2017	¥1	¥0
Stock Acquisition Rights No.38	July 28, 2010	993,700	From April 30, 2013 to April 29, 2018	1	0
Stock Acquisition Rights No.39	November 16, 2010	2,070,300	From November 16, 2012 to November 15, 2017	478	0
Stock Acquisition Rights No.40	June 7, 2011	1,760,700	From May 25, 2012 to May 24, 2018	1	0
Stock Acquisition Rights No.41	June 7, 2011	4,057,200	From May 25, 2013 to May 24, 2018	1	0
Stock Acquisition Rights No.42	June 7, 2011	18,462,700	From May 25, 2014 to May 24, 2018	1	0
Stock Acquisition Rights No.43	November 16, 2011	2,086,800	From November 16, 2013 to November 15, 2018	299	0
Stock Acquisition Rights No.44	June 5, 2012	2,102,100	From April 20, 2013 to April 19, 2018	1	0
Stock Acquisition Rights No.45	June 5, 2012	12,563,700	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.46	June 5, 2012	12,412,100	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.47	June 5, 2012	4,870,200	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.48	June 5, 2012	4,860,700	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.49	June 5, 2012	1,671,000	From October 20, 2015 to April 19, 2021	1	0
Stock Acquisition Rights No.50	June 5, 2012	1,669,600	From October 20, 2016 to April 19, 2022	1	0
Stock Acquisition Rights No.51	November 13, 2012	2,835,100	From November 13, 2014 to November 12, 2019	298	0
Stock Acquisition Rights No.52	June 5, 2013	6,885,100	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.53	June 5, 2013	6,852,300	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.54	June 5, 2013	6,820,300	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.55	November 19, 2013	2,709,800	From November 19, 2015 to November 18, 2020	838	0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

SARs Held by Directors and Executive Officers of Nomura

The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2014.

	March 31, 2013
	Number of Shares under SARs	Numbers of Holders
Series of SARs		Directors and Executive Officers (excluding Outside Directors)	Outside Directors
SARs No.14	9,100	1	—
SARs No.15	15,000	2	—
SARs No.16	31,000	7	—
SARs No.21	7,900	1	—
SARs No.22	9,000	1	2
SARs No.23	45,000	7	—
SARs No.24	3,000	—	1
SARs No.29	24,000	1	2
SARs No.30	18,000	1	—
SARs No.31	29,000	3	2
SARs No.32	35,000	5	—
SARs No.34	39,100	1	—
SARs No.35	158,800	2	—
SARs No.36	48,500	1	—
SARs No.40	69,200	3	—
SARs No.41	171,300	5	—
SARs No.42	268,800	8	—
SARs No.44	33,600	3	—
SARs No.45	61,500	5	—
SARs No.46	61,400	5	—
SARs No.47	27,300	5	—
SARs No.48	27,300	5	—
SARs No.52	139,600	8	—
SARs No.53	138,700	8	—
SARs No.54	138,400	8	—

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

The Company adopted the Committee System by amending the Company’s Articles of Incorporation by way of a special resolution adopted at the Annual Meeting of Shareholders held on June 26, 2003. Through the Committee System, the Company aims to strengthen management oversight, increase the transparency of the Company’s management and expedite the decision-making process within the Nomura Group. An outline of the Company’s Board of Directors, Nomination Committee, Audit Committee and Compensation Committee is provided below.

Board of Directors

The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed 20. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met 10 times during the fiscal year ended March 31, 2014. As a group, the Directors attended approximately 98% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Nomination Committee

The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met three times during the fiscal year ended March 31, 2014. As a group, the member Directors attended 100% of the total number of meetings of the Nomination Committee during the year. As of June 25, 2014, the members of the Nomination Committee are Nobuyuki Koga, Masahiro Sakane and Takao Kusakari. Nobuyuki Koga is the Chairman of this committee.

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

The Audit Committee met 18 times during the fiscal year ended March 31, 2014. As a group, the member Directors attended 100% of the total number of meetings of the Audit Committee during the year. As of June 25, 2014, the members of the Audit Committee are Tsuguoki Fujinuma, Toshinori Kanemoto and Hiroyuki Suzuki. Tsuguoki Fujinuma is the Chairman of this Committee.

Compensation Committee

The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each

Director and Executive Officer’s actual compensation. The Compensation Committee met three times during the fiscal year ended March 31, 2014. As a group, the member Directors attended 100% of the total number of meetings of the Compensation Committee during the year. As of June 25, 2014, the members of the Compensation Committee are Nobuyuki Koga, Masahiro Sakane and Takao Kusakari. Nobuyuki Koga is the Chairman of this Committee.

Limitation of Liabilities of Outside Directors

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following Outside Directors: Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma, Toshinori Kanemoto, Dame Clara Furse, and Michael Lim Choo San. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

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

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2012	2013	2014
Japan	21,609	16,030	16,037
Europe	4,014	3,618	3,461
Americas	2,420	2,271	2,281
Asia and Oceania	6,352	6,037	5,891

Total	34,395	27,956	27,670

As of March 31, 2014, we had 16,037 employees in Japan, including 9,459 of Retail Division, 1,567 of Wholesale Division and 843 of Asset Management Division. In overseas, we had 11,633 employees, of which 3,461 were located in Europe, 2,281 in the Americas, and 5,891 in Asia and Oceania.

During the fiscal year ended March 31, 2013 NLB, one of NHI’s affiliated companies, sold shares of Nomura Real Estate Holdings, Inc. As a result Nomura Real Estate Holdings, Inc. is no longer a consolidated subsidiary of NHI, thus the number of employees decreased significantly compared to the fiscal year ended March 31, 2012.

As of March 1, 2014, 7,863 of Nomura Securities’ employees in Japan were members of Nomura employees’ union, with which we have a labor contract. Between the company and the labor union, we had been holding constant discussions to make solutions on labor related matters.

We have not experienced any strikes or other labor disputes in Japan as well as overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2014. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Nobuyuki Koga	212,343
Koji Nagai	136,700
Atsushi Yoshikawa	166,684
Hiroyuki Suzuki	76,472
David Benson	—
Masahiro Sakane	30,000
Takao Kusakari	—
Tsuguoki Fujinuma	28,448
Toshinori Kanemoto	—
Dame Clara Furse	—
Michael Lim Choo San	—

Total	650,647

Executive Officers

Name	Number of Shareholdings
Koji Nagai	See above
Atsushi Yoshikawa	See above
Tetsu Ozaki	54,400
Toshio Morita	108,377
Kunio Watanabe	28,262
Shoichi Nagamatsu	103,432
Shigesuke Kashiwagi	20,000

Total	314,471

For information regarding stock options granted to our Directors and Executive Officers, see under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The Company understands that there is no major shareholder who owns more than 5% of our outstanding common stock on the register of shareholders as of March 31, 2014.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2014, there were 255 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 394,571,362 shares of the Company’s common stock, representing 10.3% of Nomura’s then outstanding common stock. As of

March 31, 2014, there were 44,659,127 ADSs outstanding, representing 44,659,127 shares of the Company’s common stock or 1.2% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

We held 38.0% of NRI’s outstanding share capital as of March 31, 2014.

For the year ended March 31, 2014, we purchased ¥26,655 million worth of software and computer equipment, paid NRI ¥57,469 million for other services, and received ¥351 million as rents from NRI.

See also Note 22 “Affiliated companies and other equity-method investees” in the consolidated financial statements included in this annual report.

Directors

There were no significant transactions.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal Proceedings

For a discussion of our litigation and related matters, see Note 23 “Commitments, contingencies and guarantees” in the consolidated financial statements included in this annual report.

Dividend Policy

For our dividend policy, see “Capital Management—Dividends” under Item 5.B of this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2014.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on the New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Annual highs and lows
2010	¥934	¥498	$9.50	$5.35
2011	717	361	7.67	4.75
2012	436	223	5.21	2.91
2013	608	241	6.30	3.05
2014	980	535	9.64	5.76
Quarterly highs and lows
2013
First Quarter	381	241	4.53	3.05
Second Quarter	311	245	3.91	3.13
Third Quarter	505	261	5.89	3.36
Fourth Quarter	608	463	6.30	5.24
2014
First Quarter	¥980	¥535	$9.64	$5.76
Second Quarter	833	683	8.39	6.30
Third Quarter	831	708	8.21	7.19
Fourth Quarter	828	625	7.88	6.20
Monthly highs and lows
2014 (calendar year)
January	828	724	7.88	6.89
February	727	659	7.01	6.58
March	716	625	6.96	6.20
April	680	587	6.57	5.82
May	684	592	6.65	5.85
June (through June 25)	752	671	7.38	6.55

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for the Company’s common stock is the Tokyo Stock Exchange. The Company’s common stock has been listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange since 1961.

Since December 2001, the Company’s common stock has been listed on the New York Stock Exchange in the form of ADSs evidenced by ADRs. Each ADS represents one share of common stock. The Company’s common stock has been listed on the Singapore Stock Exchange since 1994.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Objects and Purposes in the Company’s Articles of Incorporation

Article 2 of the Company’s Articles of Incorporation, which is an exhibit to this annual report, states the Company’s purpose. Nomura Holdings, Inc. is incorporated in Japan and is registered in the Commercial Register (Shogyo Tokibo in Japanese) maintained by the Tokyo Legal Affairs Bureau.

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

Pursuant to the Companies Act and the Company’s Articles of Incorporation, the Company may, by a resolution adopted by the Company’s Board of Directors, release the liabilities of any Directors or Executive Officers to the Company for damages suffered by the Company due to their acts taken in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. In addition, the Company may execute with outside Directors agreements that limit their liabilities to the Company for damages suffered by the Company due to their acts in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. See “Limitation of Liabilities of Outside Directors” under Item 6.C above.

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

General

Under the Company’s Articles of Incorporation, the Company is authorized to issue 6,000,000,000 shares, of which 3,822,562,601 shares were issued as of March 31, 2014. All issued shares are fully-paid and non-assessable.

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

The registered holder of deposited shares underlying the ADRs is the depositary for the ADSs. Accordingly, holders of ADRs will not be able to directly assert shareholders’ rights.

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

Under the Company’s Articles of Incorporation, dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of June 30, September 30, December 31 or March 31 of each year, pursuant to a resolution adopted by the Company’s Board of Directors. In addition, under the Companies Act and the Company’s Articles of Incorporation, the Company may (but is not obligated to) make further distributions of Surplus by a resolution adopted by the Company’s Board of Directors. However, the Company equally may decide not to pay dividends for any given period, regardless of the amount of Surplus the Company has.

Under the Company’s Articles of Incorporation, the Company is not obliged to pay any dividends in cash that are left unclaimed for a period of three years after the date on which they first became payable.

Distributions of Surplus may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution adopted by the Company’s Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution adopted by the Company’s Board of Directors, grant to the Company’s shareholders the right to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution adopted by the Company’s general meeting of shareholders.

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

If the Company has prepared non-consolidated interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Companies Act) by a resolution adopted by the general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the Company’s treasury stock disposed of, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by the Company must be approved by the Board of Directors and audited by the Company’s Audit Committee and independent auditors, as required by ordinances of the Ministry of Justice.

Stock Splits

The Company may at any time split the issued shares into a greater number of shares by a resolution adopted by the Company’s Board of Directors, and in accordance with the Companies Act, the Company’s Board of Directors has adopted a resolution delegating powers to make such stock splits to the Company’s executive management board (“EMB”).

In accordance with the Companies Act, the Company’s Board of Directors has adopted a resolution delegating to the Company’s EMB powers to increase the number of authorized shares permitted to be issued up to the number reflecting the rate of stock splits and to amend the Company’s Articles of Incorporation to this effect without approval by a resolution adopted by the general meeting of shareholders. For example, if each share became three shares by way of a stock split, the EMB may increase the number of authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

Japanese Unit Share System

The Company’s Articles of Incorporation provide that 100 shares constitute one “unit”. The Companies Act permits the Company, by a resolution adopted by the Company’s Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend the Company’s Articles of Incorporation to this effect without approval by a resolution adopted by the general meeting of shareholders.

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

Annual General Meeting of Shareholders

The Company normally holds its annual general meeting of shareholders in June of each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any general meeting of shareholders must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his standing proxy or mailing address in Japan in accordance with the Company’s Share Handling Regulations, at least two weeks prior to the date of the meeting.

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

The Companies Act provides that certain important matters shall be approved by a “special resolution” adopted by the general meeting of shareholders. The Company’s Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important matters include:

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

The voting rights of holders of ADRs are exercised by the depositary based on instructions from those holders.

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

Stock Acquisition Rights

The Company may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from the Company, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the Company’s EMB, which has been delegated by the Company’s Board of Directors with the authority to issue stock acquisition rights, unless it is made under “specially favorable” conditions in which case a special resolution adopted by the general meeting of shareholders is required. In issuing stock acquisition rights, notice must be given at least two weeks prior to the date for allotment in the form of individual notice or public notice. Under the Companies Act the Company will not be required to give such notice if the Company makes a relevant securities filing or reporting under the FIEA at least two weeks prior to the date for allotment, subject to the requirements provided by the ordinance of the Ministry of Justice.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debt securities and borrowings, liquidation expenses and taxes will be distributed among shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and non-assessable.

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

Record Date

The close of business on June 30, September 30, December 31 and March 31 are the record dates for the Company’s distributions of Surplus (dividends), if any. A holder of shares constituting one or more whole units, who is registered as a holder in the Company’s register of shareholders at the close of business as of March 31, is also entitled to exercise shareholders’ voting rights at the annual general meeting of shareholders with respect to the fiscal year ended on March 31. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

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

Acquisition of Own Shares

The Company may acquire its own shares (i) by soliciting all of the Company’s shareholders to offer to sell the Company’s shares held by them (pursuant to a resolution adopted by the Board of Directors), (ii) from a specific shareholder other than any of the Company’s subsidiaries (pursuant to a special resolution adopted by the general meeting of shareholders), (iii) from any of the Company’s subsidiaries (pursuant to a resolution adopted by the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Company’s shares are listed or by way of tender offer (in either case pursuant to a resolution adopted by the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter) and (y) if the shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the shares under the agreement with respect to such tender offer on such day. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “Restriction on Distributions of Surplus” above.

The Company may hold its shares acquired in compliance with the provisions of the Companies Act, and may generally dispose of or cancel such shares by a resolution adopted by the Board of Directors.

In addition, the Company may acquire its shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Japanese Unit Share System” above.

Preferred Stock

The following is a description of material features of the Company’s preferred stock. The basic characteristics of the Company’s preferred stock are set forth in the Company’s Articles of Incorporation, and detailed terms and conditions of the Company’s preferred stock are to be determined prior to the issuance thereof by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Company’s Board of Directors.

General

The Company’s Articles of Incorporation include the possibility of issuing preferred stock. The Company has not yet issued, and currently has no specific plan to issue, any preferred stock. However, the Company provides, as follows, certain information on the characteristics of the types of preferred stock set forth in the Company’s Articles of Incorporation.

Under the Company’s Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of Class 1 preferred stock, 200,000,000 shares of Class 2 preferred stock, 200,000,000 shares of Class 3 preferred stock and 200,000,000 shares of Class 4 preferred stock. Of these, Class 3 and Class 4 preferred stock are convertible into common stock, while Class 1 and Class 2 preferred stock are not convertible into common stock. See “Rights of Shareholders of Preferred Stock to Demand Acquisition thereof (Conversion)” below.

Preferred Dividends

Under the Company’s Articles of Incorporation, preferred dividends may be paid to shareholders of preferred stock on record as of March 31 every year. In addition, interim preferred dividends may be paid to shareholders of the Company’s preferred stock on record as of June 30, September 30 or December 31 of any year. Dividends on preferred stock are to be paid always in priority to dividends on common stock. The detailed terms and conditions of each class of preferred stock, including the amount of preferred dividends or preferred interim dividends, are to be determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Company’s Board of Directors prior to the time of issuance thereof, provided that the annual dividend rate applicable to Class 1 and Class 2 preferred stock may not exceed 15%, and the annual dividend rate applicable to Class 3 and Class 4 preferred stock may not exceed 10%.

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

Voting Rights

Any voting rights attached to the Company’s preferred stock are limited to the extent specifically provided under the Companies Act, any other applicable laws and the Company’s Articles of Incorporation. Subject to the conditions stated therein, the voting rights of the Company’s preferred stock as provided in the Company’s Articles of Incorporation are as follows:

•

If no resolution to pay a preferred dividend has been adopted by the Board of Directors prior to the dispatch of the convocation notice for the annual general meeting of shareholders in respect of any fiscal year, and if no proposal to pay such preferred dividend was submitted to the relevant annual general meeting of shareholders, then the shareholders of the relevant preferred stock will be entitled to vote at such meeting and all subsequent general meetings of shareholders up to the time when the Board of Directors or general meeting of shareholders adopts a resolution to pay such preferred dividend; and

•

If a resolution to pay a preferred dividend has not been adopted at any annual general meeting of shareholders, the shareholders of the relevant preferred stock will be entitled to vote at all subsequent general meetings of shareholders up to the time when the Board of Directors or general meeting of shareholders adopts a resolution to pay such preferred dividend.

Liquidation Rights

In the event of the Company’s voluntary or involuntary liquidation, shareholders of the Company’s preferred stock would be entitled, in preference over shareholders of common stock, to receive such amounts of the Company’s residual assets as may be determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors taking into consideration the amounts of subscription moneys paid for the respective preferred stock.

Except as described above, shareholders of the Company’s preferred stock would not be entitled to receive a distribution of residual assets upon liquidation of the Company.

Rights of Shareholders of Preferred Stock to Demand Acquisition thereof (Conversion)

Class 3 preferred stock and Class 4 preferred stock are attached with the right to demand that the Company acquire such shares of preferred stock during a certain period. In the event of the exercise of such right, the Company shall be required to deliver to the relevant shareholder a certain number of shares of the Company’s common stock in exchange for the shares of the preferred stock acquired by the Company from such shareholder. Specific terms of such right, including the period during which the preferred stock would be acquired (a “conversion period”) and the initial acquisition price (a “conversion price”), would be determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors.

The Company’s Right and Obligation to Acquire Preferred Stock

Upon the occurrence of such event or on such date as may be determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors prior to the issuance of any of Class 1 preferred stock, Class 2 preferred stock and/or Class 4 preferred stock, the Company shall have the right to acquire all or any part of the relevant shares of preferred stock. In the event the Company exercises such right, the Company would deliver to the relevant shareholder a certain amount of cash in exchange for the shares of the preferred stock acquired by the Company from such shareholder. The initial acquisition price at which the relevant preferred stock would be acquired by the Company would be determined prior to the time of issuance thereof by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors taking into consideration the amount of subscription moneys paid for the relevant preferred stock.

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

Pursuant to amendments to the Company’s Articles of Incorporation approved at the Company’s annual general meeting of shareholders held on June 28, 2011, the following feature has been added to the preferred stock described in the Company’s Articles of Incorporation: The Company must acquire all or any part of shares of Class 1 preferred stock, Class 2 preferred stock, Class 3 preferred stock and/or Class 4 preferred stock upon the occurrence of certain events determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted the Board of Directors (including in the event that the Company’s capital adequacy ratio or other measure of regulatory capital falls below a pre-determined threshold and/or in the event that a supervisory agency (or an equivalent body) determines that a write-down, capital injection by a public institution or other equivalent action is necessary for the Company) prior to the time of issuance of the relevant preferred stock. In such an event, the Company will deliver to the relevant shareholders a certain number of shares of the Company’s common stock in exchange for the shares of the preferred stock acquired by the Company from them. The number of the Company’s common stock to be delivered to a shareholder of the relevant preferred stock would be determined prior to the issuance of such preferred shares by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) considering the subscription price of the preferred shares, the market value of the Company’s common stock and market conditions. An upper limit for the common stock to be delivered in exchange for the relevant preferred shares may also be set pursuant to such resolution or determination.

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

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward price limit if the price limit is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell the shares at such price on a particular trading day, or at all.

On June 25, 2014, the closing price of the Company’s shares on the Tokyo Stock Exchange was ¥732 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange. Other daily price limits would apply if the per share price of shares of the Company moved to other ranges.

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

D. Exchange Controls.

Acquisition of Shares

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (“Foreign Exchange Regulations”) governs certain aspects relating to the acquisition and holding of securities by “non-residents of Japan” and “foreign investors,” as defined below.

In general, an acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange by a non-resident of Japan from a resident of Japan is not subject to any prior notification requirement, but subject to a post reporting requirement by the resident.

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

“Non-residents of Japan” are generally defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Branches and other offices of Japanese corporations located outside Japan are considered non-residents of Japan, and branches and other offices located within Japan of non-resident corporations are considered residents of Japan.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Income Tax Convention Between the U.S. and Japan (“Japan-U.S. Tax Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York Mellon (the “depositary”) and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of shares of the Company who are non-resident individuals or non-Japanese corporations (“non-resident shareholders”) without a permanent establishment in Japan to which the relevant income is attributable. As tax laws are frequently revised, the tax treatments described in this summary are also subject to changes in the applicable Japanese laws and/or double taxation conventions occurring in the future, if any. This summary is not exhaustive of all possible tax considerations which may apply to specific investors under particular circumstances. Potential investors should, by consulting with their own tax advisers, satisfy themselves as to

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence.

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

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax applies, the rate of Japanese withholding tax applicable to dividends on listed shares such as those paid by the Company to non-resident shareholders is currently 15%, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares for which the applicable rate is 20% (please refer to Article 170 and Article 213(1)(i) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law.

On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax were introduced to fund the restoration effort from the earthquake. Income tax and withholding tax payers will need to pay a surtax, calculated by multiplying the base income tax with 2.1% for 25 years starting from January 1, 2013. As a result of the fractional tax rate increase, 15.315% is applicable until December 31, 2037. If a non-resident taxpayer is a resident of a country that Japan has tax treaty with, as described below, such non-residents will not be subject to the surtax to the extent that the applicable rate agreed in the tax treaty is lower than the aggregate domestic rate.

Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark,

Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden. Under the Japan-U.S. Tax Treaty, the withholding tax rate on dividends is 10% for portfolio investors, provided that they do not have a permanent establishment in Japan, or if there is a permanent establishment, the shares with respect to which such dividends are paid are not effectively connected with such permanent establishment, and that they are qualified U.S. residents eligible to enjoy treaty benefits. It shall be noted that, under the Japan-U.S. Tax Treaty, withholding tax on dividends to be paid is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds (please refer to Article 10(3)(b) of the Japan-U.S. Tax Treaty). In addition to the Japan-U.S. Tax Treaty, Japan currently has income tax treaties with, among others, the U.K., France, Australia, the Netherlands and Switzerland, whereby the withholding tax rate on dividends is also reduced from 15% to 10% for portfolio investors.

Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by the Company are required to submit the “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends” or the “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends with respect to Foreign Depositary Receipt”, as the case may be, in advance through the Company, which is the case for ADS holders, or (in cases where the relevant withholding taxpayer for the dividend payment is not the Company but a financial institution in Japan) through the financial institution, to the relevant tax authority before payment of dividends. Non-resident shareholders who receive dividends through a financial institution may select a simplified procedure with respect to dividends payable on or after January 1, 2014. Under such procedure, non-resident shareholders who submit the “Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks” to the relevant tax authority through a financial institution are deemed to have submitted the “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends” mentioned above with respect to any dividend which will be paid by the Company to non-resident shareholders through the financial institution thereafter, provided that such non-resident shareholders shall notify the financial institution of certain information regarding the dividends before the payment of such dividends. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purpose, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called “preservation doctrine” under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Consequently, if the domestic tax rate still applies, no treaty application is required to be filed.

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

You should consult your own tax advisers regarding the Japanese tax consequences of the acquisition, ownership and disposition of the shares and ADSs in your particular circumstances.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) business risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Each of these key components are explained in further detail below.

Risk Appetite

Nomura’s risk appetite defines the type and quantum of risk that Nomura is willing to accept in pursuit of its business objectives. The Risk Management Division and the Finance Division are jointly responsible for developing and proposing risk appetite to the Group Integrated Risk Management Committee (“GIRMC”) for their input and final approval.

Nomura’s risk appetite includes both quantitative measures and qualitative statements of appetite, covering Nomura’s risk classes. It provides an aggregated view of risk and is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

Nomura’s risk appetite is required to be reviewed annually by the GIRMC but may be reviewed on an ad hoc basis, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight

Committee Governance

Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks. The formal governance structure for risk management within Nomura is as follows:

Board of Directors (“BoD”)

The BoD determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises Directors’ and Executive Officers’ execution of their duties and has authority to adopt, alter or abolish the regulations of the Executive Management Board.

Executive Management Board (“EMB”)

The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the GIRMC. Key responsibilities of the EMB include the following:

•

Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as economic capital and unsecured funding to business units and establishes usage limits for these resources;

•

Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of Nomura. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also approved by the EMB; and

•	Reporting—The EMB reports the status of its deliberations to the BoD.

Group Integrated Risk Management Committee (“GIRMC”)

Upon delegation from the EMB, the GIRMC deliberates on or determines important matters concerning integrated risk management of Nomura to assure the sound and effective management of its businesses. The

GIRMC establishes Nomura’s risk appetite and a framework of integrated risk management consistent with Nomura’s risk appetite. The GIRMC supervises Nomura’s risk management by establishing and operating its risk management framework. The GIRMC reports the status of key risk management issues and any other matters deemed necessary by the committee chairman to the BoD and the EMB.

In addition, the GIRMC, upon delegation from the EMB, has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.

Global Risk Management Committee (“GRMC”)

Upon delegation from the GIRMC, the GRMC deliberates on or determines, based on strategic risk allocation and risk appetite determined by the GIRMC, important matters concerning market, credit or reputational risk management of Nomura in order to assure the sound and effective management of Nomura’s businesses. The GRMC reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Asset Liability Committee (“ALCO”)

Upon delegation from the GIRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the GIRMC, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Global Risk Analytics Committee (“GRAC”) and Model Risk Analytics Committee (“MRAC”)

Upon delegation from the GRMC, the GRAC and the MRAC deliberate on or determine matters concerning the development, management and strategy of risk models and valuation models, respectively. The committees’ primary responsibility is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report all significant matters and material decisions taken to the GRMC, on a regular basis.

GRMC Transaction Committee

Upon delegation from the GRMC, the GRMC Transaction Committee deliberates on or approves individual transactions in line with Nomura’s risk appetite in order to assure the sound and effective management of Nomura’s businesses.

Collateral Steering Committee (“CSC”)

Upon delegation from the GRMC, the CSC deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use, limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements.

Chief Risk Officer (“CRO”)

The CRO is responsible for setting the overall strategy and direction of the Risk Management Division. The CRO is responsible for supervising the Risk Management Division and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO regularly reports on the status of Nomura’s risk management to the GIRMC, and reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer (“CFO”)

The CFO is responsible for overall financial strategy of Nomura, and has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB.

Risk Management Division

The Risk Management Division comprises various departments or units in charge of risk management established independently from Nomura’s business units. The Risk Management Division is responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive Officers/Senior Managing Directors and the GIRMC and others, as well as reporting to regulatory bodies and handling regulatory applications concerning risk management methods and other items as necessary. Important risk management issues are closely communicated between members of the Risk Management departments and the CRO. The CRO and/or Deputy CRO regularly attend the EMB and GIRMC meetings to report specific risk issues.

Risk Policy Framework

Policies and procedures are essential tools of governance used by the Risk Management Division. They define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. The Risk Management Division has established a risk policy framework to promote appropriate standards and consistency for risk policies and procedures and to articulate the principles and procedures conducive to effective risk management. All risk management policies and procedures are developed in line with this policy framework and a defined process is followed for any exceptions.

Monitoring, Reporting and Data Integrity

Development, consolidation, monitoring and reporting of risk management information (“risk MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. The Risk Management Division is responsible for implementing appropriate controls over data integrity for risk MI.

Management of Financial Resources

Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business units. Key components are set out below:

Risk-weighted assets

The EMB determines a minimum target Tier 1 capital ratio on an annual basis. A key component used in the calculation of the ratio is consolidated risk-weighted assets which are allocated by the EMB to each division and to additional lower levels of the organization. See Item 4.B. “Business Overview—Regulatory Capital Rules” and Item 5.B “Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements” for further information on our consolidated capital adequacy ratios and risk-weighted assets.

Economic Capital

Nomura’s internal measure of the capital required to support its business is the Nomura Capital Allocation Target (“NCAT”), which is measured as the amount of capital required to absorb unexpected losses over a one-year time horizon under a severely adverse scenario. For quantification purposes, a severely adverse scenario is defined as the unexpected loss computed by risk models at the 99.95th percentile. NCAT consists of i) portfolio NCAT, which captures the risks directly impacting the value of specific positions such as market risk, credit risk, asset liquidity risk and other risks such as event risk to account for portfolio risks not easily covered in a historically calibrated model, and ii) non-portfolio NCAT, which captures the risks not directly affecting the value of specific positions, such as operational risk and business risk. Nomura’s NCAT limit is initially set by the EMB, and the EMB subsequently allocates it to each business division and additional lower levels of the organization.

Available Funds

The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Classification and Definition of Risk

Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Market risk	Risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor or counterparty’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Operational risk	Risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Model Risk	Risk arising from model errors or incorrect or inappropriate model application, which can lead to financial loss, poor business and strategic decision-making, restatement of external and internal reports, regulatory penalties and damage to Nomura’s reputation.

Funding and Liquidity risk	Risk of loss arising from difficulty in securing necessary funding or from a significantly higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or a deterioration in market conditions.

Business risk	Risk of failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of Nomura’s business operations. Managing business risk is the responsibility of Nomura’s Executive Managing Directors and Senior Managing Directors.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Market Risk Management Process

Effective management of market risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Nomura’s principal statistical measurement tool to assess and monitor market risk on an ongoing basis is Value at Risk (“VaR”). Limits on VaR are set in line with Nomura’s risk appetite as expressed through economic capital. In addition to VaR, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from firmwide level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss in the value of Nomura’s trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR for Nomura. Nomura’s VaR methodology uses historical simulation to estimate potential profit or loss. Historical market moves are repeatedly applied to current exposure, forming a distribution of simulated portfolio returns. From this distribution, potential losses can be estimated at required confidence levels or probabilities.

Nomura uses the same VaR model for both internal risk management purposes and for regulatory reporting of consolidated VaR to the FSA. For internal risk management purposes, VaR is calculated across Nomura at a 99% confidence level and using a 1-day time horizon. For regulatory reporting purposes, Nomura uses the same confidence level but a 10-day time horizon, calculated using actual 10-day historical market moves.

The VaR model uses a default historical time window of two years (520 business days). For risk management and VaR backtesting, Nomura uses a weighted VaR. For the calculation of VaR, the probability weight assigned to each measure of estimated profit or loss in the historical simulation scenarios depends on when it occurred. The older the observation, the lower the weight.

In addition, Nomura calculates other measures used to complement VaR under Basel 2.5 regulations. One of these, Stressed-VaR (“SVaR”) is calibrated using a one-year window during a period of financial stress. The SVaR calculation uses one year of market data from that period of financial stress. The one-year window is calibrated to be the one with the largest SVaR, given Nomura’s current portfolio. The historical data used for SVaR is not exponentially weighted. All VaR and SVaR numbers are calculated within the same system using equivalent model assumptions.

Nomura’s VaR model uses time series for each individual underlying, whenever available. Whenever a time series cannot be found for a specific underlying, the VaR model will follow a ‘proxy logic’ to map the exposure to an appropriate time series (for example, this would be the case for an option on a recently issued stock). The level of proxying taking place in the VaR model is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Using a 99% VaR measure, 2 or 3 exceptions (i.e., loss is larger than VaR) may be expected to occur each year. Nomura’s VaR model is backtested at a Nomura group level as well as at a number of lower levels, and backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division.

1-day trading losses exceeded the 99% VaR estimate on one occasion at a Nomura group level for the year ended March 31, 2014.

Limitations and Advantages of VaR

The main advantage of VaR as a risk measure is that it is able to aggregate risk from different asset classes in contrast with other risk measures sensitivities that cannot be easily aggregated directly. The risk from different divisions of Nomura can therefore easily be compared and aggregated using VaR.

As a risk measure, however, VaR has certain limitations. One of the main disadvantages with VaR is that it is a backward-looking risk measure. Using historical market moves to estimate future profits or losses assumes that only events that have actually happened in the past are relevant to analyze the risk of a portfolio.

In addition, VaR only gives an estimate of the loss at a stated 99th percentile (i.e., in one out of 100 days the loss will be greater than 1-day VaR), but not what the magnitude of loss could be whenever the loss does exceed VaR.

VaR as a risk measure is most appropriate for liquid markets and may understate the financial impact of severe events for which there is no historical precedent or where market liquidity may not be reliable. In particular, historical correlations can break down in extreme markets leading to unexpected relative market moves. This may make positions that offset each other in VaR modeling move in the same direction thus increasing losses.

Given the limitations of the VaR model, Nomura uses VaR only as one component of a diverse market risk management process. Other metrics to supplement VaR include stress testing and sensitivity analysis.

VaR metrics

The following graph shows the daily VaR over the last eight quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	Mar. 30, 2012	Mar. 29, 2013	Mar. 31, 2014
Equity	¥1.37	¥1.26	¥1.28
Interest rate	6.53	5.00	3.95
Foreign exchange	2.52	1.87	2.79

Subtotal	10.42	8.14	8.02
Less: Diversification Benefit	(3.20)	(3.05)	(2.86)

VaR	¥7.22	¥5.09	¥5.16

	Billions of yen
	For the twelve months ended
	Mar. 30, 2012	Mar. 29, 2013	Mar. 31, 2014
Maximum daily VaR	¥9.72	¥8.66	¥9.90
Average daily VaR	6.54	6.11	6.67
Minimum daily VaR	4.92	4.33	4.45

Total VaR as of March 31, 2014 has remained relatively unchanged at ¥5.16 billion compared to total VaR as of March 29, 2013. VaR relating to interest rate risk decreased to ¥3.95 billion as of March 31, 2014, compared with ¥5.00 billion as of March 29, 2013 due to lower outright interest risk being taken. VaR relating to foreign exchange risk increased to ¥2.79 billion as of March 31, 2014 from ¥1.87 billion as of March 29, 2013, driven by changes in the outright foreign exchange risk being taken. VaR relating to equity risk remained relatively unchanged at ¥1.28 billion as of March 31, 2014 compared to ¥1.26 billion as of March 29, 2013.

During the year ended March 29, 2013, VaR relating to interest rate risk decreased from ¥6.53 billion as of March 30, 2012 to ¥5.00 billion as of March 29, 2013 due to lower outright interest rate risk being taken within Nomura. VaR relating to foreign exchange risk decreased from ¥2.52 billion as of March 30, 2012 to ¥1.87 billion as of March 29, 2013 mainly due to lower levels of foreign exchange risk being taken. VaR relating to equity risk decreased slightly from ¥1.37 billion as of March 30, 2012 to ¥1.26 billion as of March 29, 2013.

Stress Testing

Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted daily and weekly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at each desk level, but also at a Nomura group level with a set of common global scenarios in order to capture the impact of market fluctuations on the entire Nomura group.

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for operating purposes and on a long-term basis. This non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of Nomura’s equity investments held for operating purposes. This analysis indicates that for each 10% change in the TOPIX, the market value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥15,327 million at the end of March 2013 and ¥19,721 million at the end of March 2014. The TOPIX closed at 1,034.71 points at the end of March 2013 and at 1,202.89 points at the end of March 2014. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor or counterparty’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a CVA associated with deterioration in the creditworthiness of a counterparty.

Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

Credit Risk Management Framework

The measurement, monitoring and management of credit risk at Nomura is governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GIRMC and/or Global Risk Strategic Committee (“GRSC”), prescribe the basic principles of credit risk management and set credit limits to counterparties that are formally approved by CRM personnel with the appropriate level of credit authority.

Credit risk exposure is managed by CRM together with various global and regional risk committees. This ensures transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

Credit Risk Management Process

CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation including margin terms; and

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective. The evaluation of counterparties’ creditworthiness involves a thorough due diligence and analysis of the business environments in which they operate, their competitive positions, management and financial strength and flexibility. Credit analysts also take into account the corporate structure and any explicit or implicit credit support. CRM evaluates credit risk not only by counterparty, but also by counterparty group.

Following the credit analysis, CRM estimates the probability of default of a given counterparty or obligor through an alphanumeric ratings scale similar to that used by rating agencies and a corresponding numeric scale. Credit analysts are responsible for assigning and maintaining the internal ratings, ensuring that each rating is reviewed and approved at least annually.

Nomura’s internal rating system employs a range of ratings models to ensure global consistency and accuracy. These models are developed and maintained by the Risk Methodology Group. Internal ratings represent a critical component of Nomura’s approach to managing counterparty credit risk. They are used as key factors in:

•	Establishing the amount of counterparty credit risk that Nomura is willing to take to an individual counterparty or counterparty group (setting of credit limits);

•	Determining the level of delegated authority for setting credit limits (including tenor);

•	The frequency of credit reviews (renewal of credit limits);

•	Reporting counterparty credit risk to senior management within Nomura; and

•	Reporting counterparty credit risk to stakeholders outside of Nomura.

The Credit Risk Control Unit (“CRCU”) is a function that is independent of CRM. It ensures that Nomura’s internal rating system is properly reviewed and validated, reporting any breaks or issues to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.

Nomura has established an Internal Rating System to be a unified, exhaustive and objective framework to evaluate credit risk. Internal ratings are typically classified into obligor, facility and specialized lending ratings. Each rating classification serves to properly express the credit risk either in terms of probability of default, the level of potential recovery given its position in a capital structure or the probability of repayment under the terms of a specialized lending facility.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach (“FIRB”) in calculating credit risk weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.

Credit Limits and Risk Measures

Internal ratings form an integral part in the assignment of credit limits to counterparties. Nomura’s credit limit framework is designed to ensure that Nomura takes appropriate credit risk in a manner that is consistent with its overall risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.

Nomura’s main type of counterparty credit risk exposures arise from derivatives transactions or securities financing transactions. Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of Nomura’s counterparties. Any change in circumstance that alters Nomura’s risk appetite for any particular counterparty, sector, industry or country is reflected in changes to the internal rating and credit limit as appropriate.

Nomura’s global credit risk management systems record all credit limits and capture credit exposures to the Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of any limit breaches.

For derivatives and securities financing transactions, Nomura measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure (“PE”) profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method (“IMM”) based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Loans and lending commitments are measured and monitored on both a funded and unfunded basis.

Wrong Way Risk

Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of any WWR exposures. Stress testing is used to support the assessment of any WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.

Stress Testing

Stress Testing is an integral part of Nomura’s management of credit risk. Regular stress tests are used to support the assessment of credit risks by counterparties, sectors and regions. The stress tests include potential concentrations that are highlighted as a result of applying shocks to risk factors, probabilities of default or rating migrations.

Risk Mitigation

Nomura utilizes financial instruments, agreements and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc (“ISDA”) agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2014 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting (1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥13	¥32	¥69	¥23	¥66	¥(57)	¥146	¥48	¥98
AA	125	286	375	323	675	(1,342)	442	27	415
A	512	452	548	397	949	(2,205)	653	142	511
BBB	165	155	164	120	408	(629)	383	136	247
BB and lower	21	41	38	76	299	(255)	220	279	0
Other(2)	28	16	31	11	77	(160)	3	23	0

Sub-total	864	982	1,225	950	2,474	(4,648)	1,847	655	1,271
Listed	525	160	30	1	—	(258)	458	1	457

Total	¥1,389	¥1,142	¥1,255	¥951	¥2,474	¥(4,906)	¥2,305	¥656	¥1,728

(1)	Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.
(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties
(3)	Zero balances represent where total collateral received is in excess of the total fair value therefore Nomura’s credit exposure is zero.

Exposure to certain European peripheral countries

Nomura manages country risk arising from inventory positions, trades with counterparties and any other businesses or products as deemed necessary. A number of European countries have experienced a higher degree of financial stress over the last few years. While this stress has the potential to impact both European and global markets, its impact has been more pronounced in several peripheral countries within the Euro-zone, such as Greece, Ireland, Italy, Portugal and Spain (the “GIIPS countries”) due, primarily, to their economic and fiscal weaknesses.

Financial, economic and structural issues in the GIIPS countries has adversely influenced major global financial markets. Further stress in these countries combined with a sustained market or economic downturn could adversely affect Nomura’s business and could result in substantial future losses.

The table below presents information regarding Nomura’s exposure to the GIIPS countries as of March 31, 2014. Country risk exposure is reported based on the location of the counterparty, issuer or underlier’s assets.

	Billions of yen
	March 31, 2014
	Net inventory exposures			Net counterparty exposures			Total gross funded exposure	Unfunded exposure(7)	Total gross exposure	Less: Hedges(8)	Total net exposure
	Debt securities(1)	Equity securities(2)	Equity and credit derivatives referencing GIIPS underlyings(3)	Loans(4)	Derivative contracts with GIIPS counterparties(5)	Securities financing transactions(6)
Greece	¥10	¥1	¥(3)	¥—	¥9	¥0	¥17	¥—	¥17	¥2	¥15
Sovereign	5	—	—	—	7	—	12	—	12	2	10
Non-sovereign(9)	5	1	(3)	—	2	0	5	—	5	0	5

Ireland	47	(0)	8	—	1	0	56	1	56	0	56
Sovereign	11	—	9	—	0	—	20	—	20	0	19
Non-sovereign(9)	36	(0)	(0)	—	0	0	36	1	37	0	37

Italy	22	(0)	24	—	50	1	97	—	97	32	65
Sovereign	(35)	—	28	—	34	0	27	—	27	31	(5)
Non-sovereign(9)	57	(0)	(4)	—	16	1	71	—	71	1	70

Portugal	1	(1)	5	—	0	0	5	—	5	2	3
Sovereign	0	—	(2)	—	—	—	(2)	—	(2)	1	(2)
Non-sovereign(9)	1	(1)	6	—	0	0	6	—	6	1	6

Spain	256	4	(219)	1	15	1	57	5	63	13	50
Sovereign	110	—	(86)	—	7	—	31	—	31	8	23
Non-sovereign(9)	146	4	(133)	1	8	1	26	5	32	4	27

Total	¥336	¥3	¥(185)	¥1	¥75	¥2	¥232	¥6	¥238	¥49	¥189
Sovereign	90	—	(51)	—	48	0	87	—	87	42	45
Non-sovereign(9)	245	3	(134)	1	27	2	145	6	151	6	144

(1)	Fair value amounts of long and short debt securities by GIIPS issuers. No GIIPS collateral has been used in repurchase-to-maturity transactions.
(2)	Fair value amounts of long and short equity securities by GIIPS issuers.
(3)	Net derivatives entered into for market-making and trading purposes which reference GIIPS underlyings and includes both single-name credit default swaps (“CDS”) and other credit derivatives referencing baskets of reference assets, indices or other multiple underlyings. Amounts disclosed are calculated based on notional amounts of the derivatives assuming zero recovery as adjusted for fair value movements.

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

(4)	Fair value amounts of loans to GIIPS counterparties.
(5)	Derivatives with GIIPS counterparties which are shown net by counterparty and after deduction of cash collateral received of ¥360.8 billion.
(6)	Fair value amounts of reverse repurchase agreements, repurchase agreements, securities borrowing and lending transactions, which are shown net by counterparty and after deduction of securities collateral and cash margin received of ¥738.1 billion.
(7)	Notional amount of unfunded loan commitments with GIIPS borrowers.
(8)	Hedges consist primarily of single-name CDS where Nomura has purchased net protection against GIIPS net counterparty credit exposures. Amounts disclosed are calculated based on notional amounts assuming zero recovery as adjusted for fair value movements.
(9)	Non-sovereign counterparties are primarily financial institutions located in these countries.

Amounts reported in net inventory exposures and hedges include single-name CDS where Nomura has either purchased or sold credit protection on a single name GIIPS underlying. The following table presents the gross notional value and fair value of these derivatives by relevant GIIPS country and by type of underlying.

	Billions of yen
	March 31, 2014
	Purchased protection		Sold protection
	Notional value	Fair value	Notional value	Fair value
Greece
Sovereign	¥—	¥—	¥—	¥—
Non-sovereign	59	(5)	60	5

	59	(5)	60	5

Ireland
Sovereign	175	(3)	187	3
Non-sovereign	91	(7)	87	8

	266	(10)	274	11

Italy
Sovereign	2,283	54	2,354	(50)
Non-sovereign	579	(21)	608	25

	2,862	33	2,962	(25)

Portugal
Sovereign	242	2	240	(3)
Non-sovereign	208	(13)	217	15

	450	(11)	457	12

Spain
Sovereign	1,051	(6)	1,252	8
Non-sovereign	404	(18)	442	20

	1,455	(24)	1,694	28

Total
Sovereign	3,751	47	4,033	(41)
Non-sovereign	1,341	(64)	1,414	72

	¥5,092	¥(17)	¥5,447	¥31

These notional and fair value amounts are not representative of Nomura’s overall exposure as they exclude the impact of master netting agreements and collateralization arrangements in place with the counterparties to these transactions. See Note 3 “Derivative instruments and hedging activities” in the consolidated financial statements included in this annual report for more information around the nature of Nomura’s credit derivative activities, including the nature of payout or trigger events under these contracts.

In addition to the above direct exposures to these countries, Nomura also has indirect exposures to these countries as follows:

•

Exposure to other European sovereign and non-sovereign counterparties such as counterparties in France, Germany and the UK who themselves may have exposures to these countries. These exposures are monitored and mitigated when necessary as part of Nomura’s Credit Risk Management procedures.

•

Exposure to redenomination risk if the Euro is no longer used as the currency unit in one or more GIIPS or other Eurozone countries. Nomura monitors and manages redenomination risk through scenario analyses which quantify the potential impact on its GIIPS exposures.

•

Additional exposure to replacement risk arising from financial instruments entered into with GIIPS counterparties. Nomura manages and mitigates replacement risk relating to GIIPS counterparties by monitoring exposures on selected counterparties believed to represent the most significant risk, identifying major concentration of risks in order to reduce exposures when possible and being prepared to put in place a pre-emptive plan of action if such an event occurs.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

The Three Lines of Defence

Nomura adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management (“ORM”) function, which defines and co-ordinates Nomura’s operational risk strategy and framework and provides challenge to the 1st Line of Defence

3)	3rd Line of Defence: Internal and External Audit, who provide independent assurance

Operational Risk Management Framework

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GIRMC, with delegated authority from the EMB has formal oversight over the management of operational risk. Operational risk appetite is defined through a mixture of qualitative appetite statements and quantitative measures utilizing key components of the Operational Risk Management Framework.

This framework is set out below:

Infrastructure of the framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by ORM to improve business understanding of operational risk.

Products and Services

•

Risk and Control Self Assessment (“RCSA”): The process used by business units to identify and assess the operational risks to which they are exposed, the controls in place to mitigate risks, and action plans to further reduce risk.

•	Scenario Analysis: Process to identify and assess high impact, low probability ‘tail events’.

•

Event Reporting: Process to obtain information on and learn from actual events impacting Nomura and relevant external events. A key step is to identify appropriate action plans to prevent or mitigate future occurrence of events.

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks and trigger appropriate responses as thresholds are breached.

Outputs

•

Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital for regulatory reporting purposes and allocate to business units to improve the efficiency on profit versus risks.

Regulatory capital calculation for operational risk

Nomura uses The Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (“Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.

Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each Basel business line as follows:

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

Nomura calculates the required amount of operational risk capital for each business line by multiplying the allocated annual gross income amount by the appropriate Beta Factor defined above. The operational risk capital for any gross income amount not allocated to a specific business line is determined by multiplying such unallocated gross income amount by a fixed percentage of 18%.

The total operational risk capital for Nomura is calculated by aggregating the total amount of operational risk capital required for each business line and unallocated amount and by determining a three-year average. Where the aggregated amount for a given year is negative, then the total operational risk capital amount for that year will be calculated as zero.

In any given year, negative amounts in any business line are offset against positive amounts in other business lines. However, negative unallocated amounts are not offset against positive amounts in other business lines and are calculated as zero.

Operational risk capital is calculated at the end of September and March each year.

Model Risk Management

Model risk is the risk arising from model errors or incorrect or inappropriate model application, which can lead to financial loss, poor business and strategic decision-making, restatement of external and internal reports, regulatory penalties and damage to Nomura’s reputation.

Errors can occur at any point from model assumptions through to implementation. In addition, the quality of model outputs depends on the quality of model parameters and any input data. Even a fundamentally sound model producing accurate outputs consistent with the design objective of the model may exhibit high model risk if it is misapplied or misused.

Model Management Framework

The models within the model management framework are defined as either:

•	valuation models, used for calculating prices and risk sensitivities of Nomura’s positions; or,

•

risk models, used by the Risk Management Division for quantifying the risk of a portfolio by calculating the potential losses incurred from a specific type of risk, and used for regulatory or economic capital calculations, limit monitoring, trade approval and management reporting.

Before models are put into official use, the Model Validation Group (“MVG”) is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model’s suitability, to quantify model risk which is then mitigated by applying model reserves and capital adjustments. Valuation models are developed and maintained by the business units and risk models by the Risk Methodology Group (“RMG”) within the Risk Management Division. Certain models may also be developed by third party providers. The RMG has primary responsibility for the ongoing refinement and improvement of risk models and methodologies within Nomura.

All models are also subject to an annual re-approval process by MVG to ensure they remain suitable. Upon delegation from the GRMC, the MRAC’s and GRAC’s primary responsibility is to govern and provide oversight of model management for valuation and risk models, respectively.

Changes to valuation and risk models

Nomura has documented policies and procedures in place, approved by the GIRMC and/or GRSC, which define the process and validation requirements for implementing changes to valuation and risk models. For changes with an impact above certain materiality thresholds, model approval is required. These materiality thresholds are defined through procedures owned by MVG and reflect Nomura’s model risk appetite. For certain material changes to risk models, backtesting of the new model, parallel running of both models and stress-testing of the new model are required prior to the model being approved.

Funding and Liquidity Risk Management

For further information on funding and liquidity risk management, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Funding and Liquidity Management” in Item 5.B.

Risk Measures and Controls

Limit Frameworks

The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate clear escalation policies to ensure approval of limits at appropriate levels of seniority. The Risk Management Division is responsible for day-to-day operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.

New Business Risk Management

The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and new businesses are identified and managed appropriately. The new business approval process consists of two components:

1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions. Clear responsibilities are documented for cases of non-adherence.

2)	The new product approval process allow business unit sponsors to submit applications for new products and obtain input from relevant departments prior to approval of the application. The process is designed to capture and assess risks across all risk classes as a result of the new product or business.

Stress Testing

Stress testing is a process of assessing the stability or business continuity of Nomura from the view point of capital adequacy, profit and loss impact or liquidity adequacy using plausible scenarios at various levels of the hierarchy from firmwide level to division or desk levels, including those based on sensitivity analysis.

Nomura conducts a rigorous programme of stress testing through a comprehensive suite of top-down and bottom-up scenarios, covering different time horizons, severities, scope and methodologies and these are reviewed, run and presented on a regular basis to senior management, who can then take appropriate actions.

Stress testing is categorised either as sensitivity analysis, scenario analysis, firmwide stress testing or reverse stress testing.

•

Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors across all positions (e.g., equity prices or equity prices/equity volatility) using a variety of defined market shocks in order to assess specific risks or potential concentrations;

•	Scenario analysis is used to quantify the impact of a specified event on Nomura’s portfolio, combining simultaneous cross- asset market shocks;

•

Firmwide stress testing is applied consistently across risk classes, such as market, credit, operational, business and liquidity risks. It is used to assess Nomura’s capital adequacy under severe market scenarios; and

•

Reverse stress testing is designed to identify a range of adverse circumstances which could cause Nomura’s business plan to become unviable. Such tests would stress Nomura’s exposures or business models in an “extreme” fashion until the point of capital failure, liquidity failure or business closure.

Stress tests are run on a regular basis as part of Nomura’s routine risk management process and on an ad hoc basis in response to market events or concerns. Stress testing is regarded as an integral part of Nomura’s risk management governance and used as a tool for forward-looking risk management and decision-making.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees payable by ADR Holders

The following table shows the fees and charges that a holder of the Company’s ADR may have to pay, either directly or indirectly:

Type of Services:	Amount of Fee (U.S. Dollars)
Taxes and other governmental charges	As applicable. The depositary may offset any taxes or governmental charges it is obligated to withhold, if applicable, against the proceeds from sale of the property received.

Transfers of the Company’s shares to or from the name of the depositary (or its nominee) or the Custodian (or its nominee) in connection with deposits or withdrawals	Such registration fees as may be in effect for the registration of transfers of the Company’s shares on the Company’s share register (or any entity that presently carries out the duties of registrar).

Cable, telex and facsimile transmission expenses	As applicable.

Expenses incurred by the depositary in the conversion of foreign currency	As applicable.

Execution and delivery of Receipts in connection with deposits, stock splits or exercise of subscription rights	$5.00 or less per 100 ADSs (or portion thereof).

Surrender of Receipts in connection with a withdrawal or termination of the Deposit Agreement	$5.00 or less per 100 ADSs (or portion thereof).

Any cash distribution pursuant to the Deposit Agreement, including, but not limited to, cash distribution(s) made in connection with: cash dividends; distributions in securities, property or subscription rights; and stock splits.

$.02 or less per ADS (or portion thereof). Only the cash amounts net of this fee, if applicable, are distributed.

Distribution by the depositary of securities (other than common shares of the Company) that accrued on the underlying shares to owners of the Receipts	Treating for the purpose of this fee all such securities as if they were common shares of the Company, $5.00 or less per 100 ADSs (or portion thereof).

General depositary services	$.02 or less per ADS (or portion thereof), accruing on the last day of each calendar year, except where the fee for cash distribution described above was assessed during that calendar year.

Any other charge payable by the depositary, any of the depositary’s agents, including the Custodian, or the agents of the depositary’s agents in connection with the servicing of the Company’s shares or other deposited securities

As applicable.

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2013 to March 31, 2014, the Bank of New York Mellon has waived a total of $151,943.80 in fees (including $21,520.51 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2014, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2014, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2014. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2014. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2014 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountant for SEC reporting purposes for the last twelve fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Fees, such as advisory concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2013	2014
Audit Fees	¥2,901	¥3,349
Audit-Related Fees	64	49
Tax Fees	57	113
All Other Fees	777	522

Total	¥3,799	¥4,033

Audit-Related Fees included fees for consultations on accounting issues relating to our business. Tax Fees included fees for services relating to tax planning and compliance. All Other Fees included fees for services relating to advice with respect to regulations and disclosures under the Financial Instruments and Exchange Act in connection with our underwriting business.

In accordance with the regulations of the Securities and Exchange Commission issued pursuant to Sections 202 and 208 of the Sarbanes-Oxley Act of 2002, our Audit Committee has adopted a pre-approval policy regarding the engagements of our principal accountants. Under the pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval.”

Under “General Pre-Approval,” our CFO in conjunction with our principal accountants must make a proposal to our Audit Committee for the types of services and estimated fee levels of each category of services to be generally pre-approved. Such a proposal must be made at least annually. The Audit Committee will discuss the proposal and if necessary consult with outside professionals as to whether the proposed services would impair the independence of our principal accountants. If such proposal is accepted, our Audit Committee will inform our CFO and principal accountants of the services that have been pre-approved and included in a “General Pre-Approved List.” Our Audit Committee is informed of each such service that is provided.

Under “Specific Pre-Approval,” if any proposed services are not on the General Pre-Approved List, our CFO must submit an application to our Audit Committee for such services. After reviewing the details and estimated fee levels for each engagement and if necessary consulting with outside professionals as to whether the proposed services would impair the independence of our principal accountants, our Audit Committee may make a specific pre-approval decision on these services. Also, if any approved services in the General Pre-Approved List exceed the fee levels prescribed on the List, our CFO must submit an application to our Audit Committee for new fee levels for such services. Our Audit Committee may make a pre-approval decision after reviewing the details of the services and the estimated fee levels for each engagement.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the fiscal year ended March 31, 2014, we acquired 38,931 shares of our common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 40,000,000 shares under a share buyback program in accordance with Article 459-1 of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “Common Stock” under Item 10.B of this annual report. As of March 31, 2014, we had 3,717,630,462 outstanding shares excluding 104,932,139 shares as treasury stock.

On April 30, 2014, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program was from May 19, 2014 to July 25, 2014, and we were authorized to purchase up to 100,000,000 shares of our common stock or to a maximum of ¥70,000,000,000. On May 30, 2014, we announced that the aggregate number of shares repurchased through this buyback program was 100,000,000 shares and the aggregate value of shares repurchased was ¥ 65,188,616,000.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the fiscal year ended March 31, 2014.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)		Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2013	1,983	¥690		—	—
May 1 to 31, 2013	40,002,346	881	(1)	40,000,000	40,000,000
June 1 to 30, 2013	18,474	724		—	—
July 1 to 31, 2013	3,567	801		—	—
August 1 to 31, 2013	2,547	745		—	—
September 1 to 30, 2013	1,930	736		—	—
October 1 to 31, 2013	1,745	748		—	—
November 1 to 30, 2013	2,958	762		—	—
December 1 to 31, 2013	7,689	779		—	—
January 1 to 31, 2014	4,377	797		—	—
February 1 to 28, 2014	3,709	705		—	—
March 1 to 31, 2014	3,506	677		—	—

Total	40,054,831	¥748		40,000,000	40,000,000

(1)	Excludes the 40,000,000 shares of our common stock repurchased through the buyback program during the year ended March 31, 2014.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

As of May 31, 2014, 3,630,129,445 shares of Nomura Holdings were outstanding, excluding 192,433,156 shares held as treasury stock.

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

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.

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

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma and Toshinori Kanemoto entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

Pursuant to Regulation S-X, Rule 3-09, this annual report contains the consolidated financial statements of Nomura Research Institute, Ltd. (“NRI”), an equity method affiliate of Nomura Holdings, Inc. (the “Company”). The consolidated financial statements of NRI contained herein, which are as of March 31, 2013 and 2014 and for the years ended March 31, 2012, 2013 and 2014, have been prepared in accordance with accounting principles generally accepted in Japan. The equity of the Company and its consolidated subsidiaries in the income before income taxes of NRI exceeded 20%, but did not exceed 30%, of such income of the Company and its consolidated subsidiaries for the year ended March 31, 2012, while such percentages for the years ended March 31, 2013 and 2014 did not exceed 20%. The Company and its consolidated subsidiaries’ investments in and advances to NRI did not exceed 20% of the total assets of the Company and its consolidated subsidiaries as of March 31, 2012, 2013 or 2014. Accordingly, pursuant to Regulation S-X, Rule 3-09 as well as Item 17 of Form 20-F, of the consolidated financial statements of NRI contained herein, only those as of and for the year ended March 31, 2012 have been audited in accordance with auditing standards generally accepted in the United States.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated June 26, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 26, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Nomura Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2014 and our report dated June 26, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 26, 2014

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2013	2014
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥805,087	¥1,489,792
Time deposits	577,921	363,682
Deposits with stock exchanges and other segregated cash	269,744	335,836

Total cash and cash deposits	1,652,752	2,189,310

Loans and receivables:
Loans receivable (including ¥524,049 million and ¥303,956 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	1,575,494	1,327,875
Receivables from customers (including ¥2,180 million measured at fair value by applying the fair value option in 2014)	63,792	64,070
Receivables from other than customers	992,847	1,181,742
Allowance for doubtful accounts	(2,258)	(3,009)

Total loans and receivables	2,629,875	2,570,678

Collateralized agreements:
Securities purchased under agreements to resell (including ¥997,788 million and ¥1,087,138 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	8,295,372	9,617,675
Securities borrowed	5,819,885	7,729,326

Total collateralized agreements	14,115,257	17,347,001

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥7,707,813 million and ¥9,266,192 million in 2013 and 2014, respectively; including ¥19,970 million and ¥9,156 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	17,037,191	18,672,318
Private equity investments (including ¥44,134 million and ¥3,476 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	87,158	41,996

Total trading assets and private equity investments	17,124,349	18,714,314

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million and ¥350,820 million in 2013 and 2014, respectively)	428,241	408,917
Non-trading debt securities	920,611	1,023,746
Investments in equity securities	123,490	136,740
Investments in and advances to affiliated companies	345,705	345,434
Other (including ¥1,632 million and ¥56,976 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	602,159	784,174

Total other assets	2,420,206	2,699,011

Total assets	¥37,942,439	¥43,520,314

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2013	2014
LIABILITIES AND EQUITY
Short-term borrowings (including ¥77,036 million and ¥49,279 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	¥738,445	¥602,131
Payables and deposits:
Payables to customers	476,705	492,516
Payables to other than customers	864,962	1,230,176
Deposits received at banks	1,072,134	1,114,181

Total payables and deposits	2,413,801	2,836,873

Collateralized financing:
Securities sold under agreements to repurchase (including ¥264,767 million and ¥530,397 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	12,444,317	13,937,690
Securities loaned	2,158,559	2,359,809
Other secured borrowings	806,507	814,500

Total collateralized financing	15,409,383	17,111,999

Trading liabilities	8,491,296	11,047,285
Other liabilities (including ¥2,360 million and ¥1,123 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	978,163	1,141,750
Long-term borrowings (including ¥1,664,536 million and ¥1,984,986 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	7,592,368	8,227,063

Total liabilities	35,623,456	40,967,101

Commitments and contingencies (Note 23)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares in 2013 and 2014 Issued—3,822,562,601 shares in 2013 and 2014 Outstanding—3,710,960,252 shares in 2013 and 3,717,630,462 shares in 2014	594,493	594,493
Additional paid-in capital	691,264	683,638
Retained earnings	1,136,523	1,287,003
Accumulated other comprehensive income (loss)	(57,395)	20,636

Total NHI shareholder’s equity before treasury stock	2,364,885	2,585,770
Common stock held in treasury, at cost—111,602,349 shares in 2013 and 104,932,139 shares in 2014	(70,514)	(72,090)

Total NHI shareholders’ equity	2,294,371	2,513,680

Noncontrolling interests	24,612	39,533
Total equity	2,318,983	2,553,213

Total liabilities and equity	¥37,942,439	¥43,520,314

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 8 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2013	2014
Cash and cash deposits	¥13	¥18
Trading assets and private equity investments	695	751
Other assets	93	114

Total assets	¥801	¥883

Trading liabilities	¥21	¥42
Other liabilities	11	27
Borrowings	458	424

Total liabilities	¥490	¥493

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2012	2013	2014
Revenue:
Commissions	¥347,135	¥359,069	¥474,557
Fees from investment banking	59,638	62,353	91,301
Asset management and portfolio service fees	144,251	141,029	167,247
Net gain on trading	272,557	367,979	476,356
Gain on private equity investments	25,098	8,053	11,392
Interest and dividends	435,890	394,007	416,350
Gain on investments in equity securities	4,005	38,686	15,156
Other	563,186	708,767	179,485

Total revenue	1,851,760	2,079,943	1,831,844
Interest expense	315,901	266,312	274,774

Net revenue	1,535,859	1,813,631	1,557,070

Non-interest expenses:
Compensation and benefits	534,648	547,591	570,058
Commissions and floor brokerage	93,500	91,388	111,849
Information processing and communications	177,148	179,904	192,168
Occupancy and related depreciation	100,891	91,545	80,142
Business development expenses	48,488	49,010	38,485
Other	496,227	616,463	202,754

Total non-interest expenses	1,450,902	1,575,901	1,195,456

Income before income taxes	84,957	237,730	361,614

Income tax expense	58,903	132,039	145,165

Net income	¥26,054	¥105,691	¥216,449

Less: Net income (loss) attributable to noncontrolling interests	14,471	(1,543)	2,858

Net income attributable to NHI shareholders	¥11,583	¥107,234	¥213,591

	Yen
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥3.18	¥29.04	¥57.57

Diluted—
Net income attributable to NHI shareholders per share	¥3.14	¥28.37	¥55.81

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2012	2013	2014
Net income	¥26,054	¥105,691	¥216,449
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(13,801)	74,301	68,090
Defined benefit pension plans:
Pension liability adjustment	(4,203)	8,702	15,093
Deferred income taxes	1,548	(3,007)	(5,384)

Total	(2,655)	5,695	9,709

Non-trading securities:
Net unrealized gain on non-trading securities	1,339	17,283	3,358
Deferred income taxes	(498)	(4,650)	(1,109)

Total	841	12,633	2,249

Total other comprehensive income (loss)	(15,615)	92,629	80,048

Comprehensive income	10,439	198,320	296,497
Less: Comprehensive income attributable to noncontrolling interests	14,309	3,332	4,875

Comprehensive income (loss) attributable to NHI shareholders	¥(3,870)	¥194,988	¥291,622

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2012	2013	2014
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	646,315	698,771	691,264
Issuance of common stock	30,356	—	—
Gain (loss) on sales of treasury stock	719	(1,798)	(7,647)
Issuance and exercise of common stock options	19,466	(5,700)	(210)
Purchase / sale of subsidiary shares, net	1,915	(9)	231

Balance at end of year	698,771	691,264	683,638

Retained earnings
Balance at beginning of year	1,069,334	1,058,945	1,136,523
Net income attributable to NHI shareholders	11,583	107,234	213,591
Cash dividends	(21,972)	(29,656)	(63,111)

Balance at end of year	1,058,945	1,136,523	1,287,003

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(97,426)	(110,652)	(38,875)
Net change during the year	(13,226)	71,777	66,579

Balance at end of year	(110,652)	(38,875)	27,704

Defined benefit pension plans
Balance at beginning of year	(32,270)	(35,132)	(28,518)
Pension liability adjustment	(2,862)	6,614	9,709

Balance at end of year	(35,132)	(28,518)	(18,809)

Non-trading securities
Balance at beginning of year	—	635	9,998
Net unrealized gain on non-trading securities	635	9,363	1,743

Balance at end of year	635	9,998	11,741

Balance at end of year	(145,149)	(57,395)	20,636

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2012	2013	2014
Common stock held in treasury
Balance at beginning of year	(97,692)	(99,819)	(70,514)
Repurchases of common stock	(8,944)	(7)	(32,511)
Sales of common stock	1	1	9
Common stock issued to employees	6,693	29,507	30,127
Other net change in treasury stock	123	(196)	799

Balance at end of year	(99,819)	(70,514)	(72,090)

Total NHI shareholders’ equity
Balance at end of year	2,107,241	2,294,371	2,513,680

Noncontrolling interests
Balance at beginning of year	8,882	281,896	24,612
Cash dividends	(2,760)	(3,422)	(40)
Net income (loss) attributable to noncontrolling interests	14,471	(1,543)	2,858
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(575)	2,524	1,511
Pension liability adjustment	207	(919)	—
Net unrealized gain on non-trading securities	206	3,270	506
Purchase / sale of subsidiary shares, net	271,515	(247,782)	341
Other net change in noncontrolling interests	(10,050)	(9,412)	9,745

Balance at end of year	281,896	24,612	39,533

Total equity
Balance at end of year	¥2,389,137	¥2,318,983	¥2,553,213

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2012	2013	2014
Cash flows from operating activities:
Net income	¥26,054	¥105,691	¥216,449
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	100,572	91,493	79,468
Stock option expenses	26,869	21,955	21,091
Gain on investments in equity securities	(4,005)	(38,686)	(15,156)
Equity in earnings of affiliates, net of dividends received	(969)	(13,003)	(29,499)
Loss on disposal of office buildings, land, equipment and facilities	5,351	17,641	8,360
Deferred income taxes	37,772	53,957	117,061
Changes in operating assets and liabilities:
Time deposits	(318,104)	137,526	274,593
Deposits with stock exchanges and other segregated cash	(39,225)	(9,461)	(42,403)
Trading assets and private equity investments	971,327	(1,448,489)	(485,673)
Trading liabilities	(1,058,445)	248,019	2,007,807
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	980,156	1,375,929	(183,884)
Securities borrowed, net of securities loaned	(508,844)	863,511	(1,604,469)
Other secured borrowings	(271,498)	(84,444)	7,992
Loans and receivables, net of allowance for doubtful accounts	28,933	(238,318)	217,397
Payables	218,915	(305,672)	278,325
Bonus accrual	(13,356)	31,415	16,356
Accrued income taxes, net	5,055	50,019	(87,933)
Other, net	104,305	(309,582)	(338,456)

Net cash provided by operating activities	290,863	549,501	457,426

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(182,568)	(271,975)	(214,336)
Proceeds from sales of office buildings, land, equipment and facilities	120,435	147,653	176,680
Payments for purchases of investments in equity securities	(138)	(319)	(4,799)
Proceeds from sales of investments in equity securities	5,485	3,741	6,945
Decrease (increase) in loans receivable at banks, net	30,591	22,189	(10,972)
Increase in non-trading debt securities, net	(968)	(54,237)	(103,187)
Business combinations or disposals, net	35,597	(5,919)	—
Decrease (increase) in investments in affiliated companies, net	2,146	(1,391)	43,298
Other, net	(638)	(228)	3,176

Net cash provided by (used in) investing activities	9,942	(160,486)	(103,195)

Cash flows from financing activities:
Increase in long-term borrowings	2,015,446	1,930,357	2,140,351
Decrease in long-term borrowings	(2,883,078)	(2,330,509)	(1,594,148)
Decrease in short-term borrowings, net	(56,383)	(416,174)	(149,437)
Increase (decrease) in deposits received at banks, net	117,047	129,384	(23,605)
Proceeds from sales of common stock held in treasury	10	56	682
Payments for repurchases of common stock held in treasury	(8,287)	(7)	(32,511)
Payments for cash dividends	(29,066)	(14,730)	(51,947)

Net cash provided by (used in) financing activities	(844,311)	(701,623)	289,385

Effect of exchange rate changes on cash and cash equivalents	(6,314)	47,175	41,089

Net increase (decrease) in cash and cash equivalents	(549,820)	(265,433)	684,705
Cash and cash equivalents at beginning of the year	1,620,340	1,070,520	805,087

Cash and cash equivalents at end of the year	¥1,070,520	¥805,087	¥1,489,792

Supplemental information:
Cash paid during the year for—
Interest	¥338,802	¥296,643	¥303,331

Income tax payments, net	¥16,076	¥28,063	¥116,037

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

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura is engaged in the sales and trading of debt and equity securities, derivatives, and currencies on a global basis to various institutions, provides investment banking services such as the underwriting of debt and equity securities as well as mergers and acquisitions and financial advice and invests in private equity businesses and seeks to maximize returns on these investments by increasing the corporate value of investee companies.

Basis of presentation—

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

These consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders. For certain VIEs that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, Nomura is the primary beneficiary when it holds an interest that will absorb a majority of the expected losses or a majority of the expected residual returns of the entity, or both.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported within Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported within Trading

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets, Private equity investments or Other assets—Other. Other investments are reported within Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.

Certain entities in which Nomura has a financial interest are investment companies under ASC 946. These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

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

Collateralized agreements and collateralized financing—

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed. Collateralized financing consists of repurchase agreements disclosed as Securities sold under agreements to repurchase, securities lending transactions disclosed as Securities loaned and other secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reverse repurchase and repurchase agreements principally involve the buying or selling of securities under agreements with clients to resell or repurchase these securities to or from those clients, respectively. These transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recognized in the consolidated balance sheets at the amount for which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain reverse repurchase and repurchase agreements are carried at fair value through election of the fair value option. No allowance for credit losses is generally recognized against reverse repurchase agreements due to the strict collateralization requirements.

Repurchase agreements where the maturity of the security transferred as collateral matches the maturity of the repurchase agreement (“repurchase-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met. There were no securities derecognized from the consolidated balance sheets under repurchase-to-maturity transactions as of March 31, 2013 and 2014, respectively.

In June 2014, the FASB issued new guidance which changes the accounting for repurchase-to-maturity transactions. See “Future accounting developments” below for further information regarding this new guidance.

Nomura also enters into Gensaki Repo transactions which are the standard type of repurchase agreement used in the Japanese financial market. Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recognized on the consolidated balance sheets at the amount that the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received. No allowance for credit losses is generally recognized against securities borrowing transactions due to the strict collateralization requirements.

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

All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically within Trading assets as Securities pledged as collateral in the consolidated balance sheets.

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

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 “Derivatives and Hedging” (“ASC 815”) are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

Trading

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading.

Non-trading

In addition to its trading activities, Nomura uses derivative financial instruments for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Certain derivatives used for non-trading purposes are formally designated as fair value and net investment hedges under ASC 815.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and costs, unamortized premiums or discounts on purchased loans and after deducting any applicable allowance for loan losses.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were ¥406 million and ¥808 million as of March 31, 2013 and March 31, 2014, respectively.

See Note 9 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions commissions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥258,604 million and ¥349,573 million as of March 31, 2013 and March 31, 2014, respectively.

These amounts are carried at contractual amounts due less any applicable allowance for credit losses which reflects management’s best estimate of probable losses incurred within these receivables which have been specifically identified as impaired. The allowance for credit losses is reported in the consolidated balance sheets within Allowance for doubtful accounts.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Payables to other than customers include payables to brokers and dealers for securities failed to receive, cash collateral payable for derivative transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due.

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

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2013 and 2014.

	Millions of yen
	March 31
	2013	2014
Land	¥93,800	¥94,991
Office buildings	104,320	109,052
Equipment and facilities	52,644	48,101
Software	161,469	156,717
Construction in progress	16,008	56

Total	¥428,241	¥408,917

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization is reported within Non-interest expenses—Information processing and communications in the amount of ¥54,083 million, ¥55,992 million, ¥57,173 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥46,489 million, and ¥35,501 million, and ¥22,295 million for the years ended March 31, 2012, 2013 and 2014, respectively.

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

Nomura recognized impairment charges of ¥3,135 million, and ¥5,455 million, and ¥1,246 million primarily related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2012, 2013 and 2014, respectively. The current year impairment was primarily attributable to a change in use of certain buildings during the year. These losses are reported in the consolidated statements of income within Non-interest expenses—Other and within Other in Nomura’s segment reporting. The revised carrying values of these assets were based on the estimated fair value of the assets.

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

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥84,739 million and ¥38,751 million, respectively, as of March 31, 2013 and ¥98,736 million and ¥38,004 million, respectively, as of March 31, 2014.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are carried at amortized cost.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Multi-year Performance Deferral (“MYPD”) awards which contain performance conditions and are expected to result in the issuance of SARs are classified as equity awards. MYPD awards expected to result in the issuance of NSUs are classified as liability awards.

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

Certain new deferred awards granted since May 2013 include “Full Career Retirement” provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the date that the recipients become eligible for Full Career Retirement.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 16 “Deferred compensation plans” for further information regarding these awards.

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

Goodwill and intangible assets—

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at one level below its business segments.

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

Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are also tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more-likely-than-not that the fair value of the intangible asset is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is deemed not to be impaired and no further analysis is required. If it is more-likely-than-not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.

Intangible assets with finite lives (“finite-lived intangible assets”) are amortized over their estimated useful lives and tested for impairment either individually or with other assets (“asset group”) when events and circumstances indicate that the carrying value of the intangible asset (or asset group) may not be recoverable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A finite-lived intangible asset is impaired when its carrying amount or the carrying amount of the asset group exceeds its fair value. An impairment loss is recognized only if the carrying amount of the intangible asset (or asset group) is not recoverable and exceeds its fair value.

For both goodwill and intangible assets, to the extent an impairment loss is recognized, the loss establishes a new cost basis for the asset which cannot be subsequently reversed.

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

New accounting pronouncements adopted during the current year—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2014:

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

Nomura adopted ASU 2011-11 and ASU 2013-01 from April 1, 2013. Because these amendments only require enhanced disclosures rather than change the guidance around when financial assets and financial

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities can be offset, they have not had a material impact on these consolidated financial statements. See Note 3 “Derivative instruments and hedging activities” and Note 6 “Collateralized transactions” where the required disclosures have been provided.

Testing indefinite-lived intangible assets for impairment

In July 2012, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”). These amendments simplify indefinite-lived intangible assets impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that an indefinite-lived intangible asset fair value is less than its carrying amount, the quantitative test is not required.

ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted.

Nomura adopted ASU 2012-02 from April 1, 2013. Because these amendments only simplify when a quantitative test is required rather than change the quantitative test itself, ASU 2012-02 has not had a material impact on these consolidated financial statements.

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

ASU 2013-02 supersedes the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, with early adoption permitted.

Nomura adopted ASU 2013-02 from April 1, 2013. Because these amendments only require changes in presentation and disclosure of amounts reclassified out of accumulated other comprehensive income rather than change the guidance regarding recognition of such amounts, they have not had a material impact on these consolidated financial statements. See Note 19 “Other comprehensive income (loss)” where the required disclosures have been provided.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Release of cumulative translation adjustment amounts

In March 2013, the FASB issued amendments to ASC 810-10 “Consolidation—Overall” (“ASC 810-10”) and ASC 830-30 “Foreign Currency Matters—Translation of Financial Statements” (“ASC 830-30”) through

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

issuance of ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The amendments resolve diversity in practice about whether guidance in ASC 810-10 or ASC 830-30 applies to the release of cumulative translation adjustment (“CTA”) amounts into earnings when a parent sells part or all of its investment in a foreign entity (or no longer holds a controlling financial interest in a subsidiary).

ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted.

Nomura will adopt ASU 2013-05 from April 1, 2014 and does not expect a material impact on these consolidated financial statements.

Investment companies

In June 2013, the FASB issued amendments to ASC 946 through issuance of ASU 2013-08 “Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 modifies the guidance under ASC 946 for determining whether an entity is an investment company, which is an entity that is required to measure its investments at fair value, including controlling financial interests in investees that are not investment companies. ASU 2013-08 also requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting, and requires certain additional disclosures including information about financial support provided, or contractually required to be provided, by an investment company to any of its investees.

ASU 2013-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption prohibited.

Nomura will adopt ASU 2013-08 from April 1, 2014 and does not expect a material impact on these consolidated financial statements.

Reporting Discontinued Operations

In April 2014, the FASB issued amendments to ASC 205, “Presentation of Financial Statements” (“ASC 205”) and ASC 360 “Property, Plant and Equipment” (“ASC 360”) through issuance of ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” (“ASU 2014-08”). ASU 2014-08 changes the criteria for discontinued operations reporting with the intention of less disposals qualifying and also introduces new presentation and disclosure requirements.

ASU 2014-08 is effective prospectively for all disposals or expected disposals classified as held for sale that occur within annual periods beginning on or after December 15, 2014 and interim periods within those years. Early adoption is permitted, but only for disposals or expected disposals classified as held for sale that have not been reported in financial statements previously issued or available for issue.

Nomura currently plans to adopt ASU 2014-08 from April 1, 2015 and does not expect these amendments to have a material impact on these consolidated financial statements.

Revenue Recognition

In May 2014, the FASB issued ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) as well as amendments to other pronouncements, including ASC 350 “Intangibles—Goodwill and Other”, ASC 360

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Property, Plant, and Equipment”, and ASC 605-35 “Revenue Recognition—Construction-Type and Production-Type Contracts” through issuance of ASU 2014-09 “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 replaces existing revenue recognition guidance in ASC 605 “Revenue Recognition”, replaces certain other industry-specific revenue recognition guidance, specifies the accounting for certain costs to obtain or fulfill a contract with a customer and provides recognition and measurement guidance in relation to sales of non-financial assets. The core principle of ASU 2014-09 is to depict the transfer of goods or services to customers at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. It provides guidance on how to achieve this core principle, including how to identify contracts with customers and separate performance obligations in the contract, how to determine and allocate the transaction price to such performance obligations and how to recognize revenue when a performance obligation has been satisfied.

ASU 2014-09 is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2016 with early adoption prohibited.

Nomura will adopt ASU 2014-09 from April 1, 2017 and is currently evaluating the potential impact it may have on these consolidated financial statements.

Repurchase agreements and similar transactions

In June 2014, the FASB issued amendments to ASC 860 “Transfers and Servicing” through issuance of ASU 2014-11 “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU 2014-11”). These amendments change the accounting for repurchase-to-maturity transactions which are repurchase agreements where the maturity of the security transferred as collateral matches the maturity of the repurchase agreement. Under ASU 2014-11, all repurchase-to-maturity transactions will be accounted for as secured borrowing transactions in the same way as other repurchase agreements rather than as sales of a financial asset and forward commitment to repurchase. The amendments also change the accounting for repurchase financing arrangements which are transactions involving the transfer of a financial asset to a counterparty executed contemporaneously with a reverse repurchase agreement with the same counterparty. Under ASU 2014-11, all repurchase financings will now be accounted for separately, which will result in secured lending accounting for the reverse repurchase agreement. ASU 2014-11 also introduces new disclosure requirements regarding repurchase agreements and securities lending transactions as well as certain other transactions which involve the transfer of financial assets accounted for as sales and where the transferor retains substantially all of the exposure to the economic return on the transferred assets.

ASU 2014-11 is effective for interim or annual periods beginning after December 15, 2014 with early adoption prohibited. As of adoption date, the accounting for all outstanding repurchase-to-maturity transactions and repurchase financing arrangements is adjusted by means of a cumulative-effect adjustment to the balance sheet and retained earnings.

Nomura will adopt ASU 2014-11 from January 1, 2015 and is currently evaluating the potential impact it may have on these consolidated financial statements.

Stock compensations

In June 2014, the FASB issued amendments to ASC 718 “Compensation—Stock Compensation” (“ASC 718”) through issuance of ASU 2014-12 “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12”). ASU 2014-12 requires a performance target that affects vesting and that could be achieved after the requisite service period be accounted for as a performance condition based on the existing guidance in ASC 718 rather than as a nonvesting condition that affects the grant-date fair value of the award.

ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. ASU 2014-12 may be applied either by prospectively or retrospectively.

Nomura currently plans to adopt ASU 2014-12 from April 1, 2016 and does not expect these amendments to have a material impact on these consolidated financial statements.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2013 and 2014 within the fair value hierarchy.

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,008	¥720	¥129	¥—	¥1,857
Private equity investments(3)	—	—	87	—	87
Japanese government securities	3,331	—	—	—	3,331
Japanese agency and municipal securities	—	72	0	—	72
Foreign government, agency and municipal securities	3,574	1,466	91	—	5,131
Bank and corporate debt securities and loans for trading purposes	—	1,375	69	—	1,444
Commercial mortgage-backed securities (“CMBS”)	—	161	6	—	167
Residential mortgage-backed securities (“RMBS”)	—	2,720	4	—	2,724
Real estate-backed securities	—	—	68	—	68
Collateralized debt obligations (“CDOs”) and other(4)	—	138	12	—	150
Investment trust funds and other	144	45	13	—	202

Total trading assets and private equity investments	8,057	6,697	479	—	15,233

Derivative assets(5)
Equity contracts	723	1,058	76	—	1,857
Interest rate contracts	4	21,621	148	—	21,773
Credit contracts	0	1,706	133	—	1,839
Foreign exchange contracts	—	2,094	11	—	2,105
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(25,684)	(25,684)

Total derivative assets	728	26,479	368	(25,684)	1,891

Subtotal	¥8,785	¥33,176	¥847	¥(25,684)	¥17,124

Loans and receivables(6)	—	521	3	—	524
Collateralized agreements(7)	—	998	—	—	998
Other assets
Non-trading debt securities	409	508	4	—	921
Other(3)	172	15	60	—	247

Total	¥9,366	¥35,218	¥914	¥(25,684)	¥19,814

Liabilities:
Trading liabilities
Equities	¥922	¥87	¥0	¥—	¥1,009
Japanese government securities	2,151	—	—	—	2,151
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	2,627	477	—	—	3,104
Bank and corporate debt securities	—	288	0	—	288
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Investment trust funds and other	40	12	—	—	52

Total trading liabilities	5,740	866	0	—	6,606

Derivative liabilities(5)
Equity contracts	827	1,118	71	—	2,016
Interest rate contracts	2	21,312	202	—	21,516
Credit contracts	0	1,871	108	—	1,979
Foreign exchange contracts	0	1,994	14	—	2,008
Commodity contracts	1	1	0	—	2
Netting	—	—	—	(25,636)	(25,636)

Total derivative liabilities	830	26,296	395	(25,636)	1,885

Subtotal	¥6,570	¥27,162	¥395	¥(25,636)	¥8,491

Short-term borrowings(8)	—	73	4	—	77
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	265	—	—	265
Long-term borrowings(8)(10)(11)	114	1,263	222	—	1,599
Other liabilities(12)	39	11	0	—	50

Total	¥6,723	¥28,774	¥622	¥(25,636)	¥10,483

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2014
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥2,176	¥655	¥68	¥—	¥2,899
Private equity investments(3)	—	—	42	—	42
Japanese government securities	2,587	—	—	—	2,587
Japanese agency and municipal securities	—	192	—	—	192
Foreign government, agency and municipal securities	4,615	1,378	26	—	6,019
Bank and corporate debt securities and loans for trading purposes	—	1,735	116	—	1,851
Commercial mortgage-backed securities (“CMBS”)	—	156	3	—	159
Residential mortgage-backed securities (“RMBS”)	—	2,221	3	—	2,224
Real estate-backed securities	—	—	0	—	0
Collateralized debt obligations (“CDOs”) and other(4)	—	170	13	—	183
Investment trust funds and other	136	87	30	—	253

Total trading assets and private equity investments	9,514	6,594	301	—	16,409

Derivative assets(5)
Equity contracts	750	1,102	70	—	1,922
Interest rate contracts	11	19,398	112	—	19,521
Credit contracts	4	1,268	42	—	1,314
Foreign exchange contracts	—	3,293	19	—	3,312
Commodity contracts	0	0	0	—	0
Netting	—	—	—	(23,764)	(23,764)

Total derivative assets	765	25,061	243	(23,764)	2,305

Subtotal	¥10,279	¥31,655	¥544	¥(23,764)	¥18,714

Loans and receivables(6)	—	280	26	—	306
Collateralized agreements(7)	—	1,087	—	—	1,087
Other assets
Non-trading debt securities	406	615	3	—	1,024
Other(3)	358	94	56	—	508

Total	¥11,043	¥33,731	¥629	¥(23,764)	¥21,639

Liabilities:
Trading liabilities
Equities	¥774	¥132	¥1	¥—	¥907
Japanese government securities	3,046	—	—	—	3,046
Foreign government, agency and municipal securities	3,831	688	—	—	4,519
Bank and corporate debt securities	—	396	0	—	396
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDOs”) and other(4)	—	0	—	—	0
Investment trust funds and other	76	12	—	—	88

Total trading liabilities	7,727	1,229	1	—	8,957

Derivative liabilities(5)
Equity contracts	827	1,368	59	—	2,254
Interest rate contracts	10	19,142	151	—	19,303
Credit contracts	4	1,582	37	—	1,623
Foreign exchange contracts	—	2,926	14	—	2,940
Commodity contracts	0	0	0	—	0
Netting	—	—	—	(24,030)	(24,030)

Total derivative liabilities	841	25,018	261	(24,030)	2,090

Subtotal	¥8,568	¥26,247	¥262	¥(24,030)	¥11,047

Short-term borrowings(8)	—	46	3	—	49
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	530	—	—	530
Long-term borrowings(8)(10)(11)	134	1,439	394	—	1,967
Other liabilities(12)	152	86	—	—	238

Total	¥8,854	¥28,348	¥659	¥(24,030)	¥13,831

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option is elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2013 and 2014, respectively. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as yields and liquidity discounts are unobservable. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued. Nomura refined the fair value measurement of certain investments in unlisted equity securities reported within Other assets during the year ended March 31, 2013.

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

Government, agency and municipal securities—Japanese and other G7 government securities are valued using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

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

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

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

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. The fair value of exchange-traded interest rate derivatives is primarily determined

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC interest rate derivatives are classified in Level 3 where forward FX rate, interest rate, volatility or correlation valuation inputs are significant and unobservable.

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

During the year ended March 31, 2012, Nomura began including valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value. This

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

initially involved using the Overnight Indexed Swap curve rather than LIBOR curve to estimate the fair value of certain collateralized derivative contracts. During the year ended March 31, 2013, Nomura refined its valuation methodology to incorporate additional features of collateralized derivative transactions resulting in an additional loss of ¥11 billion recognized during that period. During the year ended March 31, 2014, Nomura recognized an additional loss of ¥10 billion as a result of using more appropriate inputs to calculate the valuation adjustment for certain uncollateralized derivatives. This change reflects increased transparency around how market participants incorporate this funding cost into their pricing of such derivative transactions and consequently, how they estimate fair value. As part of its continuous review of the valuation methodologies applied by market participants, Nomura may further refine its valuation methodology of derivatives in future periods.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

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

The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. To reflect Nomura’s own creditworthiness, the fair value of structured notes includes a debit adjustment of ¥8 billion as of March 31, 2013 and a credit adjustment of ¥1 billion as of March 31, 2014. This adjustment is

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

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

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements, including those classified in Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

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

•

The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•

The MVG within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the Chief Risk Officer.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified in Level 3.

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

New models are reviewed and approved by the MVG. The frequency of subsequent MVG reviews (“Model Re-approvals”) is at least annually.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information regarding significant unobservable inputs and assumptions

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for financial instruments classified in Level 3 as of March 31, 2013 and 2014. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy.

	March 31, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments

Equities	¥129	DCF	Yields Liquidity discounts	7.6% 25.0 – 38.0%	7.6% 35.4%

		DCM	Capitalization rates	5.2 – 6.7%	6.3%

Private equity investments	87	DCF	WACC Growth rates Liquidity discounts	6.8% 0.0% 25.0%	6.8% 0.0% 25.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	3.7 – 11.3 x 7.7 x 0.4 x 0.4 x 0.0 – 33.0%	11.0 x 7.7 x 0.4 x 0.4 x 25.8%

Foreign government, agency and municipal securities	91	DCF	Credit spreads	0.0 – 6.5%	0.7%

Bank and corporate debt securities and loans for trading purposes	69	DCF	Credit spreads Recovery rates	0.0 – 24.2% 0.1 – 36.4%	2.6% 28.1%

Commercial mortgage-backed securities (“CMBS”)	6	DCF	Yields Default probabilities Loss severities	0.0 – 25.0% 100.0% 0.0 – 80.0%	8.0% 100.0% 0.3%

Residential mortgage-backed securities (“RMBS”)	4	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 40.0% 0.0 – 8.2% 0.3 – 17.0% 22.0 – 90.0%	3.3% 4.5% 14.7% 64.2%

Real estate-backed securities	68	DCF	Yields Default probabilities Loss severities	1.8 – 15.0% 24.0 – 65.0% 80.0 – 100.0%	1.9% 42.6% 88.0%

		DCM	Capitalization rates	6.8%	6.8%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Collateralized debt obligations (“CDOs”) and other	12	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 58.6% 0.0 – 15.0% 2.0 – 5.0% 30.0 –75.0%	17.1% 13.8% 2.1% 45.6%

Investment trust funds and other	13	DCF	Credit spreads Correlations	0.0 – 6.5% 0.50 – 0.70	0.6% 0.60

Derivatives, net:
Equity contracts	5	Option models	Dividend yield Volatilities Correlations	0.0 – 11.0% 5.7 – 92.4% (0.77) – 0.99	— — —

Interest rate contracts	(54)	DCF/ Option models	Forward FX rates Interest rates	62.9 – 121.7 0.6 – 4.2%	— —

		Option models	Volatilities Correlations	13.5 –118.1% (0.70) – 0.99	— —

Credit contracts	25	DCF/ Option models	Credit spreads Recovery rates	0.0 – 7.5% 15.0 –40.0%	— —

		Option models	Volatilities Correlations	10.0 –70.0% 0.33 – 0.90	— —

Foreign exchange contracts	(3)	Option models	Volatilities	1.4 – 20.7%	—

		DCF	Forward FX rates	2.7 –12,484.0	—

Loans and receivables	3	DCF	Credit spreads	3.0%	3.0%

Other assets
Non-trading debt securities	4	DCF	Credit spreads	0.2 – 2.5%	1.7%

Other(3)	60	DCF	WACC Growth rates Yields Liquidity discounts	6.8 – 6.8% 0.0 – 1.0% 7.6% 0.0 – 30.0%	6.8% 0.9% 7.6% 8.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	6.9 – 12.5 x 7.7 – 44.4 x 0.0 – 5.6 x 25.0 –30.0%	9.9 x 25.8 x 1.7 x 29.8%

Liabilities:
Long-term borrowings	¥222	DCF	Volatilities Correlations	13.5 – 118.1% (0.77) – 0.99	— —

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments

Equities	¥68	DCF	Liquidity discounts	11.0 – 50.0%	18.1%

		DCM	Capitalization rates	6.8 – 6.9%	6.8%

Private equity investments	42	Market multiples	EV/EBITDA ratios Price/Embedded values Liquidity discounts	4.5 – 11.6 x 0.4 x 0.0 – 33.0%	10.0 x 0.4 x 30.5%

Foreign government, agency and municipal securities	26	DCF	Credit spreads	0.0 – 5.9%	0.5%

Bank and corporate debt securities and loans for trading purposes	116	DCF	Credit spreads Recovery rates	0.0 – 26.6% 0.0 – 74.0%	4.7% 57.1%

Commercial mortgage-backed securities (“CMBS”)	3	DCF	Yields	6.2 – 30.4%	10.1%

Residential mortgage-backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Default probabilities Loss severities	0.3 – 10.7% 3.8 – 50.0% 0.0 – 2.0% 0.1 – 87.2%	3.7% 12.8% 2.0% 51.2%

Collateralized debt obligations (“CDOs”) and other	13	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 90.9% 0.0 – 20.0% 1.0 – 65.0% 30.0 – 100.0%	11.1% 18.5% 3.2% 47.9%

Investment trust funds and other	30	DCF	Credit spreads Correlations	0.0 – 3.5% 0.50 – 0.71	0.1% 0.61

Derivatives, net:
Equity contracts	11	Option models	Dividend yield Volatilities Correlations	0.0 – 8.2% 6.9 – 59.9% (0.96) – 0.95	— — —

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Interest rate contracts	(39)	DCF/ Option models	Interest rates	0.7 – 5.2%	—

		Option models	Volatilities Correlations	10.6 – 23.5% (0.45) – 0.99	— —

Credit contracts	5	DCF/ Option models	Credit spreads Recovery rates	0.0 – 20.9% 20.0 – 90.0%	— —

		Option models	Volatilities Correlations	1.0 – 70.0% 0.26 – 0.95	— —

Foreign exchange contracts	5	Option models	Volatilities	11.2 – 19.1%	—

Loans and receivables	26	DCF	Credit spreads	0.0%	0.0%

Other assets
Non-trading debt securities	3	DCF	Credit spreads	0.1 – 2.5%	0.8%

Other(3)	56	DCF	WACC	6.1%	6.1%
			Growth rates Liquidity discounts	1.0% 0.0 – 30.0%	1.0% 12.7%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	3.6 – 8.3 x 9.6 – 60.1 x 0.0 – 5.3 x 30.0%	4.9 x 24.0 x 1.0 x 30.0%

Liabilities:
Short-term borrowings	¥3	DCF	Volatilities Correlations	15.3 – 55.5% (0.78) – 0.94	— —

Long-term borrowings	394	DCF	Volatilities Correlations	10.6 – 55.5% (0.78) – 0.99	— —

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Valuation technique(s) and unobservable inputs represent those equity securities reported within Other assets.

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads is due to the low end of the range arising from exposure to underlying reference names with very limited risk of a default and the high end arising from exposure to underlying reference names with a much greater risk of default. The range of recovery rates varies mainly due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. High positive correlations are those for which the movement is closely related with the correlation falling as the relationship becomes less strong. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

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

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above tables, changes in each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs is described below:

•

Equities, Private equity investments and equity securities reported within Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in yields, WACC or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios and Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

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

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Real estate-backed securities and Collateralized debt obligations (“CDOs”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities used in a DCF valuation technique in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in loss severities and a directionally opposite change in prepayment rates. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower) fair value measurement.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Short-term borrowings and Long-term borrowings—Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation used in a DCF valuation technique will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2013 and 2014. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the year ended March 31, 2014, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2013
	Balance as of April 1, 2012	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments
Equities	¥125	¥2	¥—	¥38	¥(22)	¥—	¥5	¥6	¥(25)	¥129
Private equity investments	202	9	—	4	(137)	—	9	—	—	87
Japanese agency and municipal securities	10	0	—	1	(11)	—	—	0	(0)	0
Foreign government, agency and municipal securities	37	39	—	728	(731)	—	0	62	(44)	91
Bank and corporate debt securities and loans for trading purposes	62	7	—	245	(286)	—	7	69	(35)	69
Commercial mortgage-backed securities (“CMBS”)	8	3	—	11	(15)	—	1	4	(6)	6
Residential mortgage-backed securities (“RMBS”)	5	1	—	19	(20)	—	0	2	(3)	4
Real estate-backed securities	91	2	—	1	(26)	—	0	—	—	68
Collateralized debt obligations (“CDOs”) and other	20	(1)	—	11	(17)	—	1	3	(5)	12
Investment trust funds and other	9	2	—	2	(0)	—	0	0	(0)	13

Total trading assets and private equity investments	569	64	—	1,060	(1,265)	—	23	146	(118)	479

Derivatives, net(4)
Equity contracts	14	(9)	—	—	—	(11)	4	(1)	8	5
Interest rate contracts	(39)	(15)	—	—	—	(1)	(1)	(0)	2	(54)
Credit contracts	(11)	(16)	—	—	—	12	6	15	19	25
Foreign exchange contracts	18	(1)	—	—	—	1	(1)	(6)	(14)	(3)
Commodity contracts	(0)	0	—	—	—	(0)	(0)	0	(0)	(0)

Total derivatives, net	(18)	(41)	—	—	—	1	8	8	15	(27)

Subtotal	¥551	¥23	¥—	¥1,060	¥(1,265)	¥1	¥31	¥154	¥(103)	¥452

Loans and receivables	11	(0)	—	0	(3)	—	1	—	(6)	3
Other assets
Non-trading debt securities	6	0	0	0	(2)	—	0	—	—	4
Other(5)	72	21	0	1	(32)	—	0	0	(2)	60

Total	¥640	¥44	¥0	¥1,061	¥(1,302)	¥1	¥32	¥154	¥(111)	¥519

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥0	¥0	¥—	¥0
Bank and corporate debt securities	1	(0)	—	0	(1)	—	0	—	(0)	0

Total trading liabilities	¥1	¥(0)	¥—	¥0	¥(1)	¥—	¥0	¥0	¥(0)	¥0

Short-term borrowings	0	(0)	—	6	(1)	—	—	1	(2)	4
Payables and deposits	(0)	(1)	—	(0)	(0)	—	—	—	—	1
Long-term borrowings	(13)	(155)	—	108	(82)	—	3	110	(59)	222
Other liabilities	—	0	—	0	(0)	—	0	—	(0)	0

Total	¥(12)	¥(156)	¥—	¥114	¥(84)	¥—	¥3	¥111	¥(61)	¥227

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2014
	Balance as of April 1, 2013	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2014
Assets:
Trading assets and private equity investments
Equities	¥129	¥11	¥—	¥21	¥(105)	¥—	¥6	¥7	¥(1)	¥68
Private equity investments	87	(1)	—	1	(11)	—	6	—	(40)	42
Japanese agency and municipal securities	0	—	—	—	—	—	—	—	(0)	—
Foreign government, agency and municipal securities	91	21	—	516	(540)	—	—	8	(70)	26
Bank and corporate debt securities and loans for trading purposes	69	5	—	221	(167)	—	3	32	(47)	116
Commercial mortgage-backed securities (“CMBS”)	6	(0)	—	7	(11)	—	0	2	(1)	3
Residential mortgage-backed securities (“RMBS”)	4	(0)	—	1	(3)	—	0	3	(2)	3
Real estate-backed securities	68	1	—	0	(69)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other	12	(1)	—	23	(21)	—	1	6	(7)	13
Investment trust funds and other	13	0	—	24	(6)	—	0	—	(1)	30

Total trading assets and private equity investments	479	36	—	814	(933)	—	16	58	(169)	301

Derivatives, net(4)
Equity contracts	5	(8)	—	—	—	(2)	2	7	7	11
Interest rate contracts	(54)	(1)	—	—	—	19	(1)	(6)	4	(39)
Credit contracts	25	(5)	—	—	—	(16)	3	0	(2)	5
Foreign exchange contracts	(3)	(1)	—	—	—	13	0	(4)	(0)	5
Commodity contracts	(0)	0	—	—	—	0	(0)	0	—	0

Total derivatives, net	(27)	(15)	—	—	—	14	4	(3)	9	(18)

Subtotal	¥452	¥21	¥—	¥814	¥(933)	¥14	¥20	¥55	¥(160)	¥283

Loans and receivables	3	(0)	—	13	(2)	—	1	20	(9)	26
Other assets
Non-trading debt securities	4	(1)	(0)	—	(0)	—	0	—	—	3
Other	60	4	(0)	3	(9)	—	0	—	(2)	56

Total	¥519	¥24	¥(0)	¥830	¥(944)	¥14	¥21	¥75	¥(171)	¥368

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥1	¥(0)	¥—	¥0	¥0	¥(0)	¥1
Bank and corporate debt securities	0	0	—	0	(0)	—	0	0	(0)	0

Total trading liabilities	¥0	¥(0)	¥—	¥1	¥(0)	¥—	¥0	¥0	¥(0)	¥1

Short-term borrowings	4	(0)	—	3	(3)	—	—	1	(2)	3
Payables and deposits	1	0	—	(0)	(1)	—	—	—	(0)	0
Long-term borrowings	222	(29)	—	424	(259)	—	3	42	(67)	394
Other liabilities	0	—	—	1	(1)	—	(0)	—	—	—

Total	¥227	¥(29)	¥—	¥429	¥(264)	¥—	¥3	¥43	¥(69)	¥398

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the year are excluded from the table.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(5)	Includes the impact of the refined fair value measurement of certain investments in unlisted equity securities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized gains and losses recognized for Level 3 financial instruments

The following tables present the amounts of unrealized gains (losses) for the years ended March 31, 2013 and 2014, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2013	2014
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥1	¥7
Private equity investments	(10)	(6)
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	2	(1)
Bank and corporate debt securities and loans for trading purposes	(0)	(0)
Commercial mortgage-backed securities (“CMBS”)	1	1
Residential mortgage-backed securities (“RMBS”)	0	(0)
Real estate-backed securities	(0)	(0)
Collateralized debt obligations (“CDOs”) and other	(0)	(0)
Investment trust funds and other	2	0

Total trading assets and private equity investments	(4)	1

Derivatives, net(2)
Equity contracts	7	22
Interest rate contracts	24	(1)
Credit contracts	12	2
Foreign exchange contracts	(4)	(0)
Commodity contracts	0	(0)

Total derivatives, net	39	23

Subtotal	¥35	¥24

Loans and receivables	(0)	(1)
Other assets
Non-trading debt securities	0	(0)
Other(3)	24	1

Total	¥59	¥24

Liabilities:
Trading liabilities
Equities	¥0	¥—
Bank and corporate debt securities	—	(0)

Total trading liabilities	¥0	¥(0)

Short-term borrowings	(1)	(0)
Payables and deposits	(1)	0
Long-term borrowings	(162)	(33)
Other liabilities	(0)	—

Total	¥(164)	¥(33)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(3)	Includes the impact of the refined fair value measurements of certain investments in unlisted equity securities.

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

Transfers between Level 1 and Level 2

For the year ended March 31, 2013, a total of ¥631 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥361 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised primarily ¥249 billion of debt securities reported within Other assets—Nontrading debt securities, ¥15 billion of exchange traded funds reported within Investment trust funds and other and ¥6 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥80 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥72 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised ¥8 billion of short sales of exchange traded funds reported within Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became inactive.

For the year ended March 31, 2014, a total of ¥492 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥479 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised ¥5 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥38 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥36 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the year ended March 31, 2013, a total of ¥455 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥441 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised ¥5 billion of exchange traded funds

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reported within Investment trust funds and other and ¥7 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥391 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥388 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the year ended March 31, 2014, a total of ¥856 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥832 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised ¥19 billion of exchange traded funds reported within Investment trust funds and other and ¥5 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥92 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥90 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

For the year ended March 31, 2013, a total of ¥126 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥25 billion of Equities which were transferred because certain yields and liquidity discounts became observable, ¥44 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable and ¥35 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads and recovery rates became observable. This also comprised ¥6 billion of CMBS which were transferred because certain yields, default probabilities and loss severities became observable, ¥5 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥6 billion of Loans and receivables, principally loans, which were transferred because certain credit spreads became observable. During the same period, a total of ¥61 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥59 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

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

For the year ended March 31, 2014, a total of ¥180 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥70 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable and ¥47 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads and recovery rates became observable. This also comprised ¥7 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥40 billion of Private equity investments, which were

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transferred because these instruments began trading in an active observable market and ¥9 billion of Loans and receivables, principally loans, which were transferred because certain credit spreads became observable. During the same period, a total of ¥69 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥67 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

For the year ended March 31, 2014, a total of ¥9 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥7 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable.

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

For the year ended March 31, 2014, a total of ¥78 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥7 billion of Equities which were transferred because certain liquidity discounts and capitalization rates became unobservable, ¥32 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable and ¥8 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. This also comprised ¥6 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities valuation inputs became unobservable, ¥20 billion of Loans and receivables, principally loans and loan commitments, which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfer reported in Equities, Bank and corporate debt securities and loans for trading purposes, Foreign government, agency and municipal securities, CDOs and other, Loans and receivables which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥43 billion of financial liabilities (excluding derivative

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities) were transferred into Level 3. This comprised primarily ¥42 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. Losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

For the year ended March 31, 2014, a total of ¥3 billion of net derivative liabilities were also transferred into Level 3. This comprised ¥7 billion of net equity derivative assets which were transferred because certain dividend yield, volatility and correlation valuation inputs became unobservable and ¥6 billion of net interest rate derivative liabilities which were transferred because certain interest rate, volatility and correlation valuation inputs became unobservable. Losses on the equity contracts which were recognized in the quarter when the transfer into Level 3 occurred were ¥7 billion. The amount of gains and losses on the interest rate contracts which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

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

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2013 and 2014. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2013
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥68	¥16	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	63	7	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥138	¥24

	Billions of yen
	March 31, 2014
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥66	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	42	17	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥115	¥18

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

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

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

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

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2012, 2013 and 2014.

	Billions of yen
	Year ended March 31
	2012	2013	2014
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥2	¥0
Private equity investments	(12)	(10)	(0)
Loans and receivables	(6)	19	3
Collateralized agreements(3)	10	(0)	4
Other assets(2)	(0)	1	17

Total	¥(8)	¥12	¥24

Liabilities:
Short-term borrowings(4)	¥(14)	¥(4)	¥0
Collateralized financing(3)	(1)	(1)	(3)
Long-term borrowings(4)(5)	(11)	(51)	11
Other liabilities(6)	0	0	0

Total	¥(26)	¥(56)	¥8

(1)	Includes gains and losses reported primarily within Net gain on trading and Gain (loss) on private equity investments in the consolidated statements of income. As of March 31, 2014, gains of ¥5 billion included in Other assets are reported in Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

Nomura currently carries its investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) at fair value through election of the fair value option. Nomura held 47.0% of the common stock as of March 31, 2012 and 2013 and 37.1% as of March 31, 2014. This investment was reported within Trading assets and private equity investments—Private equity investments and Other assets—Other as of March 31, 2012 and 2013 and Other assets—Other as of March 31, 2014 in the consolidated balance sheets.

Ashikaga Holdings recognized total revenue of ¥101 billion, total expense of ¥84 billion and net income after tax of ¥17 billion for the year ended March 31, 2012. As of March 31, 2012, its total assets and total liabilities were ¥5,354 billion and ¥5,097 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥99 billion, total expense of ¥80 billion and net income after tax of ¥15 billion for the year ended March 31, 2013. As of March 31, 2013, its total assets and total liabilities were ¥5,434 billion and ¥5,155 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥108 billion, total expense of ¥80 billion and net income after tax of ¥24 billion for the year ended March 31, 2014. As of March 31, 2014, its total assets and total liabilities were ¥5,612 billion and ¥5,371 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.
Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread.

Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥17 billion for the year ended March 31, 2012, mainly due to the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥31 billion for the year ended March 31, 2013, mainly due to the tightening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥9 billion for the year ended March 31, 2014, mainly due to the tightening of Nomura’s credit spread.

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

As of March 31, 2014, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥17 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 22% of total assets as of March 31, 2013 and 20% as of March 31, 2014.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2013
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,403	¥1,313	¥3,262	¥556	¥8,534

	Billions of yen
	March 31, 2014
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,779	¥1,666	¥3,968	¥385	¥8,798

(1)	Other than above, there were ¥715 billion and ¥756 billion of government, agency and municipal securities in Other assets—Non-trading debt securities as of March 31, 2013 and 2014, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified in either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2013 and 2014.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2014(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,490	¥1,490	¥1,490	¥—	¥—
Time deposits	364	364	—	364	—
Deposits with stock exchanges and other segregated cash	336	336	—	336	—
Loans receivable(2)	1,327	1,326	—	1,068	258
Securities purchased under agreements to resell	9,618	9,618	—	9,618	—
Securities borrowed	7,729	7,729	—	7,729	—

Total Assets	¥20,864	¥20,863	¥1,490	¥19,115	¥258

Liabilities:
Short-term borrowings	¥602	¥602	¥—	¥599	¥3
Deposits received at banks	1,114	1,114	—	1,114	0
Securities sold under agreements to repurchase	13,938	13,938	—	13,938	0
Securities loaned	2,360	2,360	—	2,360	—
Long-term borrowings	8,227	8,202	134	7,674	394

Total Liabilities	¥26,241	¥26,216	¥134	¥25,685	¥397

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for loan losses.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

For the year ended March 31, 2013, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

For the year ended March 31, 2014, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was written down to its estimated fair value of ¥3 billion as a result of this impairment. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2013
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,169	¥(18,415)	¥(981)	¥773

	Billions of yen
	March 31, 2014
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,355	¥(18,481)	¥(936)	¥938

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2013
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥14,130	¥1,857	¥14,550	¥2,017
Interest rate contracts	727,129	21,685	711,914	21,452
Credit contracts	44,582	1,839	42,889	1,979
Foreign exchange contracts	81,002	2,104	80,280	2,007
Commodity contracts	29	1	39	2

Total	¥866,872	¥27,486	¥849,672	¥27,457

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,748	¥88	¥162	¥0
Foreign exchange contracts	92	1	24	1

Total	¥1,840	¥89	¥186	¥1

Total derivatives	¥868,712	¥27,575	¥849,858	¥27,458

	Billions of yen
	March 31, 2014
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥15,761	¥1,922	¥14,911	¥2,254
Interest rate contracts	1,132,306	19,459	1,098,406	19,249
Credit contracts	38,136	1,314	40,310	1,623
Foreign exchange contracts	108,595	3,312	113,915	2,938
Commodity contracts	46	0	37	0

Total	¥1,294,844	¥26,007	¥1,267,579	¥26,064

Derivatives designated as hedging instruments:
Interest rate contracts	¥2,143	¥62	¥296	¥2
Foreign exchange contracts	109	0	116	2

Total	¥2,252	¥62	¥412	¥4

Total derivatives	¥1,297,096	¥26,069	¥1,267,991	¥26,068

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	As of March 31, 2013 and 2014, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Offsetting of derivatives

Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights, . This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2013		March 31, 2014
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥1,112	¥1,174	¥1,162	¥1,418
OTC centrally-cleared	—	—	—	—
Exchange-traded	745	843	760	836
Interest rate contracts
OTC settled bilaterally	12,887	12,609	10,485	10,281
OTC centrally-cleared	8,873	8,839	9,025	8,961
Exchange-traded	13	4	11	9
Credit contracts
OTC settled bilaterally	1,744	1,880	1,180	1,491
OTC centrally-cleared	95	99	130	128
Exchange-traded	0	0	4	4
Foreign exchange contracts
OTC settled bilaterally	2,097	2,002	3,296	2,923
OTC centrally-cleared	8	6	12	13
Exchange-traded	—	0	4	4
Commodity contracts
OTC settled bilaterally	0	1	0	0
OTC centrally-cleared	—	—	—	—
Exchange-traded	1	1	0	0

Total gross derivative balances(2)	¥27,575	¥27,458	¥26,069	¥26,068
Less: Amounts offset in the consolidated balance sheets(3)	(25,684)	(25,636)	(23,764)	(24,030)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,891	¥1,822	¥2,305	¥2,038
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(177)	(138)	(168)	(44)
Cash collateral(6)	—	(2)	(0)	(0)

Net amount	¥1,714	¥1,682	¥2,137	¥1,994

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2013, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥ 660 billion and ¥855 billion, respectively. As of March 31, 2014, the gross balance of such derivative assets and derivative liabilities was ¥744 billion and ¥808 billion, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2013, Nomura offset a total of ¥985 billion of cash collateral receivables against net derivative liabilities and ¥1,033 billion of cash collateral payables against net derivative assets. As of March 31, 2014, Nomura offset a total of ¥1,283 billion of cash collateral receivables against net derivative liabilities and ¥1,017 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.
(6)	As of March 31, 2013, a total of ¥220 billion of cash collateral receivables and ¥497 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2014, a total of ¥203 billion of cash collateral receivables and ¥643 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

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

	Billions of yen
	Year ended March 31
	2012	2013	2014
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(137)	¥(69)	¥(91)
Interest rate contracts	42	65	102
Credit contracts	(73)	(18)	(123)
Foreign exchange contracts	(67)	(329)	(30)
Commodity contracts	(4)	(0)	1

Total	¥(239)	¥(351)	¥(141)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2012, 2013 and 2014, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Billions of yen
	Year ended March 31
	2012	2013	2014
Derivatives designated as hedging instruments:
Interest rate contracts	¥76	¥33	¥2

Total	¥76	¥33	¥2

Hedged items:
Long-term borrowings	¥(76)	¥(33)	¥(2)

Total	¥(76)	¥(33)	¥(2)

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

	Billions of yen
	Year ended March 31
	2012	2013	2014
Hedging instruments:
Foreign exchange contracts	¥(1)	¥(14)	¥(12)
Long-term borrowings	4	(15)	—

Total	¥3	¥(29)	¥(12)

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2012, 2013 and 2014.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2014, was ¥973 billion with related collateral pledged of ¥747 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2014, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥102 billion.

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

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2013 and March 31, 2014.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2014
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(235)	¥21,070	¥4,167	¥8,306	¥6,610	¥1,987	¥18,689
Credit default indices	(32)	9,082	1,215	3,552	3,582	733	7,704
Other credit risk related portfolio products	123	1,574	523	398	201	452	1,097
Credit risk related options and swaptions	(1)	676	—	—	504	172	548

Total	¥(145)	¥32,402	¥5,905	¥12,256	¥10,897	¥3,344	¥28,038

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

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

	Billions of yen
	March 31, 2013
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,400	¥1,594	¥5,945	¥8,208	¥4,073	¥2,439	¥24,659
Credit default indices	14	589	6,360	3,516	1,910	333	12,722
Other credit risk related portfolio products	77	17	9	127	243	2,113	2,586
Credit risk related options and swaptions	—	—	18	—	33	—	51

Total	¥2,491	¥2,200	¥12,332	¥11,851	¥6,259	¥4,885	¥40,018

	Billions of yen
	March 31, 2014
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,125	¥1,331	¥5,232	¥7,362	¥3,231	¥1,789	¥21,070
Credit default indices	86	23	4,445	2,884	1,341	303	9,082
Other credit risk related portfolio products	22	—	1	—	4	1,547	1,574
Credit risk related options and swaptions	—	—	387	195	94	—	676

Total	¥2,233	¥1,354	¥10,065	¥10,441	¥4,670	¥3,639	¥32,402

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

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

Private equity business in Japan

Nomura makes private equity investments through a wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”), NFP is not an investment company subsidiary as it invests in entities engaged in Nomura’s core business. Nomura elected the fair value option to account for its 37.1% investment in the common stock of Ashikaga Holdings.

On December 19, 2013, Ashikaga Holdings was listed on the First Section of the Tokyo Stock Exchange. Nomura’s investment in Ashikaga Holdings has historically been primarily reported within Trading assets and private equity investments—Private equity investments. However, following the listing, the investment is now reported within Other assets—Other in the consolidated balance sheets. Nomura carries this investment at fair value through election of the fair value option. The majority of gains and losses associated with this investment have historically been reported within Revenue—Gain (loss) on private equity investments in the consolidated statements of income. However, following the listing, such amounts are now reported within Revenue—Other in the consolidated statements of income. As a result of Ashikaga Holdings listing in the First Section of the Tokyo Stock Exchange, those changes are attributable to the shift from our Investment Banking business to a corporate-wide perspective in enhancing the corporate value of the share ownership.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Terra Firma Investments

Nomura contributed its European private equity investments to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore Nomura had accounted for these investments at fair value, with changes in fair value recognized through the consolidated statements of income.

In December 2012, Nomura completed the sale of Annington Holdings plc, one of PFG investments, to a private equity firm, Terra Firma. As a result, the fair value of the Terra Firma Investments fell from ¥102,649 million as of March 31, 2012 to ¥nil as of March 31, 2013.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥274 billion private equity fund (“TFCP II”) and a 2% investor in a ¥731 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥27,445 million and reduced to ¥51 million as a result of adjustments for recyclable distributions. As of March 31, 2014, no amount had been drawn down for investments.

For TFCP III, Nomura’s total commitment was ¥13,854 million and ¥13,536 million had been drawn down for investments as of March 31, 2014.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Other Investments

Nomura also makes private equity investments through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

5. Investment company accounting

Certain subsidiaries are investment companies pursuant to the provisions of ASC 946 “Financial Services—Investment Companies” (“ASC 946”) and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the aggregate fair value and the cost of investments held by all investment company subsidiaries within Nomura and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen
	March 31
	2013	2014
Closing cost(1)	¥24,393	¥28,394
Gross unrealized appreciation	11,711	9,216
Gross unrealized depreciation	(7,277)	(5,047)

Closing fair value	¥28,827	¥32,563

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes performance of the investments held by investment company subsidiaries during the years ended March 31, 2012, 2013 and 2014.

	Millions of yen
	March 31
	2012	2013	2014
Opening fair value	¥208,754	¥132,320	¥28,827
Purchase / (sales) of investees during the period(1)	(109,724)	(127,396)	56
Realized gains during the period(2)	35,931	19,181	925
Change in unrealized gains / (losses) during the period(3)	(2,641)	4,722	2,755

Closing fair value	¥132,320	¥28,827	¥32,563

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the carrying values.
(3)	Includes the effect of foreign exchange movements.

6. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. These transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to enter into repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about offsetting of these transactions in the consolidated balance sheets, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen
	March 31, 2013
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥22,183	¥6,064	¥26,332	¥2,462
Less: Amounts offset in the consolidated balance sheets(2)	(13,888)	(256)	(13,888)	(256)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥8,295	¥5,808	¥12,444	¥2,206

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(6,588)	(3,889)	(10,201)	(1,935)
Cash collateral	(1)	—	(0)	—

Net amount	¥1,706	¥1,919	¥2,243	¥271

	Billions of yen
	March 31, 2014
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥20,244	¥7,729	¥24,564	¥2,602
Less: Amounts offset in the consolidated balance sheets(2)	(10,626)	(5)	(10,626)	(5)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥9,618	¥7,724	¥13,938	¥2,597

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(7,930)	(5,725)	(9,867)	(2,235)
Cash collateral	(0)	—	(0)	—

Net amount	¥1,688	¥1,999	¥4,071	¥362

(1)

Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost. As of March 31, 2013, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥ 1,617 billion and ¥ 2,083 billion, respectively. As of March 31, 2013, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

yet obtained sufficient evidence of enforceability was ¥1,679 billion and ¥ 143 billion, respectively. As of March 31, 2014, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,278 billion and ¥3,918 billion, respectively. As of March 31, 2014, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,751 billion and ¥137 billion, respectively.
(2)	Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost.
(3)	Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.
(4)	Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows.

	Billions of yen
	March 31
	2013	2014
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥35,281	¥35,530
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	28,488	28,959

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura pledges firm-owned securities to collateralize repurchase transactions and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below.

	Millions of yen
	March 31
	2013	2014
Trading assets:
Equities and convertible securities	¥86,108	¥174,753
Government and government agency securities	1,314,277	991,430
Bank and corporate debt securities	161,233	150,183
Commercial mortgage-backed securities (“CMBS”)	33,723	35,671
Residential mortgage-backed securities (“RMBS”)	1,674,898	1,141,726
Collateralized debt obligations (“CDOs”) and other(1)	84,065	82,237
Investment trust funds and other	16,335	18,503

	¥3,370,639	¥2,594,503

Deposits with stock exchanges and other segregated cash	4,110	4,630
Non-trading debt securities	¥49,811	¥42,087
Investments in and advances to affiliated companies	¥37,636	¥28,642

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

Assets subject to lien, except for those disclosed above, are as follows.

	Millions of yen
	March 31
	2013	2014
Loans and receivables	¥706	¥141
Trading assets	1,208,753	1,293,036
Office buildings, land, equipment and facilities	955	5,236
Non-trading debt securities	315,781	370,239
Other	83	78

	¥1,526,278	¥1,668,730

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and trading balances of secured borrowings, and derivative transactions. See Note 13 “Borrowings” for further information regarding trading balances of secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Non-trading securities:

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥177,374	¥5,294	¥126	¥182,542
Other debt securities(2)	54,032	726	86	54,672
Equity securities	39,997	12,923	109	52,811

Total	¥271,403	¥18,943	¥321	¥290,025

	Millions of yen
	March 31, 2014
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥138,973	¥842	¥86	¥139,729
Other debt securities(2)	129,311	6,851	91	136,071
Equity securities	38,157	14,508	43	52,622

Total	¥306,441	¥22,201	¥220	¥328,422

(1)	Primarily Japanese government, agency and municipal securities.
(2)	Primarily corporate debt securities.

For the year ended March 31, 2013, non-trading securities of ¥525,965 million were disposed of resulting in ¥12,050 million of realized gains and ¥1,134 million of realized losses. Total proceeds received from these disposals were ¥536,881 million. For the year ended March 31, 2014, non-trading securities of ¥138,231 million were disposed of resulting in ¥4,405 million of realized gains and ¥81 million of realized losses. Total proceeds received from these disposals were ¥142,554 million. Related gains and losses were computed using the average method. There were no transfers of non-trading securities to trading assets during the year.

The following table presents an analysis of the fair value of non-trading debt securities by residual contractual maturity as of March 31, 2014. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2014
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥275,800	¥30,507	¥115,757	¥98,323	¥31,213

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥56,400	¥80	¥2,903	¥46	¥59,303	¥126
Other debt securities	10,404	86	—	—	10,404	86
Equity securities	1,517	109	—	—	1,517	109

Total	¥68,321	¥275	¥2,903	¥46	¥71,224	¥321

	Millions of yen
	March 31, 2014
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥54,007	¥82	¥2,294	¥4	¥56,301	¥86
Other debt securities	8,106	91	—	—	8,106	91
Equity securities	498	43	—	—	498	43

Total	¥62,611	¥216	¥2,294	¥4	¥64,905	¥220

As of March 31, 2013, the total number of non-trading securities in unrealized loss positions was approximately 80. As of March 31, 2014, the total number of non-trading securities in unrealized loss positions was approximately 60.

For the years ended March 31, 2013 and 2014, other-than-temporary impairment losses recognized for non- trading equity securities and reported within Revenue—Other were ¥4,900 million and ¥79 million, respectively. For the year ended March 31, 2013, the credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was not significant. For the year ended March 31, 2014 the credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was ¥25 million. For the year ended March 31, 2013 and March 31, 2014, the non-credit loss component of other-than-temporary impairment losses recognized for Government, agency and municipal securities and other debt securities and reported within Other comprehensive income (loss) were ¥7 million and ¥(55) million. For the year ended March 31, 2014, other gross unrealized losses of non-trading securities were considered temporary.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2013 and 2014, Nomura received cash proceeds from SPEs in new securitizations of ¥407 billion and ¥365 billion, respectively, and there was no associated profit on sale . For the years ended March 31, 2013 and 2014, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,783 billion and ¥1,423 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥951 billion and ¥830 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,109 billion and ¥5,035 billion as of March 31, 2013 and 2014, respectively. Nomura’s retained interests were ¥300 billion and ¥215 billion as of March 31, 2013 and 2014, respectively. For the years ended March 31, 2013 and 2014, Nomura received cash flows of ¥26 billion and ¥40 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥18 billion and ¥4 billion as of March 31, 2013 and 2014, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥296	¥—	¥296	¥296	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	2	2	4	2	2

Total	¥—	¥298	¥2	¥300	¥298	¥2

	Billions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥195	¥—	¥195	¥195	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	19	1	20	1	19

Total	¥—	¥214	¥1	¥215	¥196	¥19

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2013	2014
Fair value of retained interests(1)	¥288	¥201
Weighted-average life (Years)	6.0	7.5
Constant prepayment rate	10.1%	6.2%
Impact of 10% adverse change	(2.6)	(2.3)
Impact of 20% adverse change	(5.0)	(4.0)
Discount rate	3.6%	5.3%
Impact of 10% adverse change	(4.2)	(1.5)
Impact of 20% adverse change	(8.2)	(2.6)

(1)	The sensitivity analysis covers the material retained interests held of ¥288 billion out of ¥300 billion as of March 31, 2013 and ¥201 billion out of ¥215 billion as of March 31, 2014. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

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

	Billions of yen
	March 31
	2013	2014
Assets
Trading assets
Equities	¥72	¥99
Debt securities	86	64
Mortgage and mortgage-backed securities	24	23
Long-term loans receivable	8	7

Total	¥190	¥193

Liabilities
Long-term borrowings	¥177	¥182

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

If Nomura has an interest in a VIE that provides Nomura with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The power to make the most significant decisions may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura considers collateral management and servicing to represent the power to make the most significant decisions. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as re-securitizations of mortgage backed securities and other asset repackaged notes, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the trust. In these cases, Nomura focuses its analysis on decisions made prior to the closing of the initial transaction. If one or a number of investors share responsibility for the design of the transaction, Nomura does not consolidate the VIE. Nomura has sponsored numerous re-securitization and asset repackaged notes transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant activities of these entities are shared with investors. In some cases, however, Nomura has consolidated such VIEs, in each case where it was determined that investors did not share in the responsibility for the design of the transactions, as evidenced by less than significant purchases of the resulting securities by investors upon initiation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2013	2014
Consolidated VIE assets
Cash and cash equivalents	¥13	¥18
Trading assets
Equities	353	289
Debt securities	200	393
Mortgage and mortgage-backed securities	138	66
Derivatives	3	2
Private equity investments	1	1
Securities purchased under agreements to resell	12	32
Office buildings, land, equipment and facilities	17	12
Other(1)	64	70

Total	¥801	¥883

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥6	¥33
Derivatives	15	9
Securities sold under agreements to repurchase	4	23
Borrowings
Long-term borrowings	458	424
Other	7	4

Total	¥490	¥493

(1)	Includes aircraft purchase deposits of ¥16 billion and ¥5 billion as of March 31, 2013 and 2014, respectively. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. See Note 23 “Commitments, contingencies and guarantees” for further information.

Nomura continuously reassesses its initial evaluation of whether it is the primary beneficiary of a VIE based on current facts and circumstances as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by Nomura and by other parties, and the variable interests owned by Nomura and other parties.

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

	Billions of yen
	March 31, 2013
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥65	¥—	¥65
Debt securities	173	—	173
Mortgage and mortgage-backed securities	2,843	—	2,843
Investment trust funds and other	161	—	161
Derivatives	0	—	18
Private equity investments	28	—	28
Loans
Short-term loans	7	—	7
Long-term loans	82	—	82
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	33

Total	¥3,363	¥—	¥3,414

	Billions of yen
	March 31, 2014
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥67	¥—	¥67
Debt securities	211	—	211
Mortgage and mortgage-backed securities	2,308	—	2,308
Investment trust funds and other	185	—	185
Derivatives	0	—	4
Private equity investments	25	—	25
Loans
Short-term loans	11	—	11
Long-term loans	164	—	164
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	49

Total	¥2,975	¥—	¥3,028

9. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loans and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd. and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

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

	Millions of yen
	March 31, 2013
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥263,608	¥153	¥263,761
Short-term secured margin loans	288,574	—	288,574
Inter-bank money market loans	76,968	—	76,968
Corporate loans	422,295	523,896	946,191

Total loans receivable	¥1,051,445	¥524,049	¥1,575,494

Advances to affiliated companies	12,376	—	12,376

Total	¥1,063,821	¥524,049	¥1,587,870

	Millions of yen
	March 31, 2014
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥274,966	¥44	¥275,010
Short-term secured margin loans	421,809	—	421,809
Inter-bank money market loans	42,885	—	42,885
Corporate loans	284,259	303,912	588,171

Total loans receivable	¥1,023,919	¥303,956	¥1,327,875

Advances to affiliated companies	5,797	—	5,797

Total	¥1,029,716	¥303,956	¥1,333,672

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases or sales of loans receivable and no reclassifications of loans receivable to trading assets during the year ended March 31, 2013.

The amount of purchases of secured corporate loans during the year ended March 31, 2014, was ¥92,760 million. During the same period, there were no significant sales of loans receivable and no reclassifications of loans receivable to trading assets.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables present changes in the allowance for losses for the years ended March 31, 2012, 2013 and 2014.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2013
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888
Provision for losses	238	13	—	(2,630)	(22)	(2,401)	(13)	(2,414)
Charge-offs	(1)	(11)	—	(26)	—	(38)	—	(38)
Other(1)	—	0	—	(7)	—	(7)	(171)	(178)

Ending balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258

	Millions of yen
	Year ended March 31, 2014
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258
Provision for losses	(109)	61	—	(13)	(28)	(89)	960	871
Charge-offs	(2)	—	—	—	—	(2)	(146)	(148)
Other(1)	(0)	—	—	0	—	0	28	28

Ending balance	¥678	¥87	¥—	¥82	¥1	¥848	¥2,161	¥3,009

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥6	¥—	¥—	¥7	¥—	¥13
Evaluated collectively	783	26	—	88	29	926

Total allowance for loan losses	¥789	¥26	¥—	¥95	¥29	¥939

Loans by impairment methodology
Evaluated individually	¥76	¥83,399	¥76,968	¥412,675	¥5,595	¥578,713
Evaluated collectively	263,532	205,175	—	9,620	6,781	485,108

Total loans	¥263,608	¥288,574	¥76,968	¥422,295	¥12,376	¥1,063,821

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2014
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥3	¥—	¥—	¥7	¥—	¥10
Evaluated collectively	675	87	—	75	1	838

Total allowance for loan losses	¥678	¥87	¥—	¥82	¥1	¥848

Loans by impairment methodology
Evaluated individually	¥4,374	¥103,345	¥42,885	¥275,753	¥882	¥427,239
Evaluated collectively	270,592	318,464	—	8,506	4,915	602,477

Total loans	¥274,966	¥421,809	¥42,885	¥284,259	¥5,797	¥1,029,716

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

As of March 31, 2014, there were ¥6,022 million of loans which were on a nonaccrual status, primarily secured corporate loans. The amount of loans which were 90 days past due was not significant.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2013 and 2014, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amount of TDRs which occurred during the years ended March 31, 2013 and 2014 was not significant.

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

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥105,199	¥30,826	¥—	¥33,208	¥169,233
Unsecured loans at banks	93,266	1,103	6	—	94,375
Short-term secured margin loans	—	—	—	288,574	288,574
Secured inter-bank money market loans	1,968	—	—	—	1,968
Unsecured inter-bank money market loans	75,000	—	—	—	75,000
Secured corporate loans	220,189	164,205	7,969	3,570	395,933
Unsecured corporate loans	—	26,362	—	—	26,362
Advances to affiliated companies	6,781	527	—	5,068	12,376

Total	¥502,403	¥223,023	¥7,975	¥330,420	¥1,063,821

	Millions of yen
	March 31, 2014
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥98,356	¥33,669	¥—	¥34,740	¥166,765
Unsecured loans at banks	108,199	—	2	—	108,201
Short-term secured margin loans	—	—	—	421,809	421,809
Secured inter-bank money market loans	12,885	—	—	—	12,885
Unsecured inter-bank money market loans	30,000	—	—	—	30,000
Secured corporate loans	136,302	107,141	5,719	1,938	251,100
Unsecured corporate loans	3,395	26,902	—	2,862	33,159
Advances to affiliated companies	4,915	594	—	288	5,797

Total	¥394,052	¥168,306	¥5,721	¥461,637	¥1,029,716

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of counterparty will trigger an immediate credit review process.

10. Leases:

Lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

A portion of such rentals is paid from Nomura Research Institute, Ltd. (“NRI”), an affiliated company. See Note 22 “Affiliated companies and other equity-method investees” for more information.

The following table presents the lease deposits and rents received from NRI.

	Millions of yen
	As of or for the year ended March 31
	2012	2013	2014
Lease deposits	¥11,738	¥—	¥—
Rental income	3,848	4,272	—

The following table presents the types of assets which Nomura leases under operating leases.

	Millions of yen
	March 31, 2014
	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,447	¥(1,334)	¥2,113
Aircraft	8,269	(954)	7,315

Total	¥11,716	¥(2,288)	¥9,428

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥66,180 million, ¥78,667 million and ¥1,579 million for the years ended March 31, 2012, 2013 and 2014, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancelable operating leases as of March 31, 2014 were ¥5,449 million and these future minimum lease payments to be received are scheduled as below:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥5,449	¥887	¥814	¥813	¥489	¥486	¥1,960

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities in Japan and overseas under non-cancelable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2012, 2013 and 2014 were ¥43,536 million, ¥46,975 million and ¥46,600 million, respectively.

A portion of such rental expenses was paid to Nomura Land and Building Co., Ltd. (“NLB”) that became a consolidated subsidiary of Nomura in May 2011.

The following table presents lease deposits and rents paid to NLB.

	Millions of yen
	As of or for the year ended March 31
	2012	2013	2014
Lease deposits	¥—	¥—	¥—
Rental expenses(1)	622	—	—

(1)	Rental expenses for the year ended March 31, 2012 were those paid to NLB for the period before NLB was consolidated.

The following table presents the future minimum lease payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2014:

Millions of yen
March 31
2014
Total minimum lease payments	¥149,942
Less: Sublease rental income	(8,424)

Net minimum lease payments	¥141,518

The future minimum lease payments above are scheduled as below as of March 31, 2014:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥149,942	¥18,310	¥16,461	¥12,456	¥11,707	¥10,931	¥80,077

Nomura leases certain equipments and facilities office in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amounts of capital lease assets as of March 31, 2013 and 2014 were ¥27,624 million and ¥33,294 million, respectively and accumulated depreciations on such capital lease assets as of March 31, 2013 and 2014 were ¥3,454 million and ¥4,579 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the future minimum lease payments under capital leases as of March 31, 2014:

Millions of yen
March 31
2014
Total minimum lease payments	¥64,100
Less: Amount representing interest	(34,131)

Present value of net lease payments	¥29,969

The future minimum lease payments above are scheduled as below as of March 31, 2014:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥64,100	¥509	¥3,585	¥4,193	¥4,121	¥3,994	¥47,698

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table provides a summary of the fair value of the assets acquired and the liabilities assumed, as of the date of the Share Purchases.

Millions of yen
Assets:
Cash and cash deposits	¥78,634
Loans receivable(1)	54,023
Receivables from other than customers	12,865
Office buildings, land, equipment and facilities	715,683
Intangible assets(2)	60,048
Assets other than above(3)	1,290,121

Total assets	2,211,374

Liabilities:
Short-term borrowings	82,800
Long-term borrowings	952,932
Liabilities other than above	748,889

Total liabilities	1,784,621

Equity attributable to NHI shareholders	120,962

Noncontrolling interests of NLB(4)	22,397

Noncontrolling interests attributable to other than shareholders of NLB(5)	283,394

Acquisition costs and fair value of previously held equity investments	75,999

Goodwill	¥ (44,963)

(1)	Fair Value is based on the difference between the gross contractual amounts receivable of ¥54,131 million and the estimate of the contractual cash flows not expected to be collected of ¥108 million.
(2)	Includes finite-lived intangible assets related to client contracts and lease agreements which are amortized based on a weighted-average amortization period of nine years with no estimated residual value.
(3)	Includes real estate classified as held for sale.
(4)	Fair Value is based on the acquisition cost of the Share Purchases.
(5)	Fair Value is based on either the market value or the net asset value as of the date of acquisition.

Based on the Share Exchange Agreement, 118 common shares of the Company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, the Company issued 103,429,360 common shares. In addition, the common shares of NLB which the Company acquired through the Share Exchange Agreement included the shares that had been held by one of Nomura’s subsidiaries, Nomura Asset Management Co., Ltd., and the acquisition of those shares was accounted for as a transaction between entities under common control.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following selected (unaudited) pro-forma financial information presents revenue and net income (loss) amounts as if the Share Purchases occurred on April 1, 2010.

Millions of yen, except per share data
For the year ended March 31, 2012
Total revenue	¥1,892,851
Net income (loss) attributable to NHI shareholders	(13,951)
Basic net income (loss) attributable to NHI shareholders per share	(3.83)
Diluted net income (loss) attributable to NHI shareholders per share	(3.83)

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

Nomura disposed of part of its investment in NREH in March 2013 and subsequently accounts for its remaining investment using the equity method of accounting. Following deconsolidation of NREH, real estate sales and costs of real estate will no longer be separately reported on a gross basis in the consolidated statements of income within Revenue—Other and Non-interest expenses—Other, respectively and Nomura’s share of net income of NREH will be reported within Revenue—Other. See Note 22 “Affiliated companies and other equity-method investees” for further information regarding NREH.

12. Other assets—Other / Other liabilities:

The following table presents Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31
	2013	2014
Other assets—Other:
Securities received as collateral	¥47,739	¥236,808
Goodwill and other intangible assets	115,661	115,143
Deferred tax assets	145,602	22,018
Investments in equity securities for other than operating purposes(1)	71,813	133,742
Other	221,344	276,463

Total	¥602,159	¥784,174

Other liabilities:
Obligation to return securities received as collateral	¥47,739	¥236,808
Accrued income taxes	56,353	31,630
Other accrued expenses and provisions	402,192	396,677
Other(2)	471,879	476,635

Total	¥978,163	¥1,141,750

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These investments were comprised of listed equity securities and unlisted equity securities of ¥50,930 million and ¥20,883 million respectively, as of March 31, 2013, and ¥114,582 million and ¥19,160 million respectively, as of March 31, 2014. These securities are carried at fair value, with changes in fair value recognized within Revenue—other in the consolidated statements of income.

(2)	Includes liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary. As of March 31, 2013 and 2014, carrying values were ¥281,864 million and ¥270,950 million, respectively, and estimated fair values were ¥285,914 million and ¥274,991 million, respectively. Fair value was estimated using DCF valuation technique and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

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

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2013 and 2014.

	Millions of yen
	Year ended March 31, 2013
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment(1)	Other(2)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥69,846	¥(1,128)	¥68,718	¥(8,293)	¥7,793	¥79,249	¥(11,031)	¥68,218
Other	5,316	—	5,316	—	708	6,024	—	6,024

Total	¥75,162	¥(1,128)	¥74,034	¥(8,293)	¥8,501	¥85,273	¥(11,031)	¥74,242

	Millions of yen
	Year ended March 31, 2014
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment(1)	Other(2)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥79,249	¥(11,031)	¥68,218	¥—	¥5,916	¥85,951	¥(11,817)	¥74,134
Other	6,024	—	6,024	(2,840)	419	6,549	(2,946)	3,603

Total	¥85,273	¥(11,031)	¥74,242	¥(2,840)	¥6,335	¥92,500	¥(14,763)	¥77,737

(1)	For the year ended March 31, 2013, Nomura recognized an impairment loss on goodwill of ¥8,293 million within the Wholesale segment. This is due to a decline in fair value of a reporting unit in the Wholesale segment caused by the prolonged economic downturn. For the year ended March 31, 2014, Nomura recognized a impairment loss on goodwill of ¥2,840 million within Other in Nomura’s segment information. This is due to a decline in fair value of a reporting unit caused by the decrease in expected cash flows arising from the changes in the economic environment. These impairment losses were recorded within Non-interest expenses—Other in the consolidated statements of income. The fair values were determined based on a DCF method.
(2)	Includes currency translation adjustments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents finite-lived intangible assets by type as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013			March 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥62,586	¥(30,187)	¥32,399	¥64,214	¥(35,641)	¥28,573
Other	644	(180)	464	690	(237)	453

Total	¥63,230	¥(30,367)	¥32,863	¥64,904	¥(35,878)	¥29,026

Amortization expenses for the years ended March 31, 2012, 2013 and 2014 were ¥19,129 million, ¥9,976 million and ¥5,423 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2015	¥5,375
2016	4,856
2017	4,550
2018	4,474
2019	3,342

The amounts of indefinite-lived intangibles, which primarily including trademarks, were ¥8,556 million and ¥8,380 million as of March 31, 2013 and 2014, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Borrowings:

Short-term and long-term borrowings of Nomura as of March 31, 2013 and 2014 are shown below.

	Millions of yen
	March 31
	2013	2014
Short-term borrowings(1):
Commercial paper	¥296,656	¥246,866
Bank borrowings	344,983	303,583
Other	96,806	51,682

Total	¥738,445	¥602,131

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥2,631,019	¥2,787,729
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,303,757	1,432,388
Non-Japanese yen denominated	1,079,275	1,340,495
Floating-rate obligations:
Japanese yen denominated	390,261	324,279
Non-Japanese yen denominated	69,286	85,805
Index / Equity-linked obligations:
Japanese yen denominated	1,296,966	1,367,051
Non-Japanese yen denominated	644,414	707,754

	4,783,959	5,257,772

Subtotal	7,414,978	8,045,501

Trading balances of secured borrowings	177,390	181,562

Total	¥7,592,368	¥8,227,063

(1)	Includes secured borrowings of ¥13,779 million as of March 31, 2013 and ¥10,715 million as of March 31, 2014.
(2)	Includes secured borrowings of ¥3,039 million as of March 31, 2013 and ¥139,270 million as of March 31, 2014.
(3)	Includes secured borrowings of ¥458,342 million as of March 31, 2013 and ¥423,994 million as of March 31, 2014.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2013	2014
Debt issued by the Company	¥3,509,117	¥3,823,410
Debt issued by subsidiaries—guaranteed by the Company	2,207,268	2,372,412
Debt issued by subsidiaries—not guaranteed by the Company(1)	1,875,983	2,031,241

Total	¥7,592,368	¥8,227,063

(1)	Includes trading balances of secured borrowings.

As of March 31, 2013, fixed-rate long-term borrowings mature between 2013 and 2042 at interest rates ranging from 0.00% to 11.00%. Floating-rate obligations, which are generally based on LIBOR, mature between 2013 and 2052 at interest rates ranging from 0.00% to 5.29%. Index / Equity-linked obligations mature between 2013 and 2043 at interest rates ranging from 0.00% to 42.50%.

As of March 31, 2014, fixed-rate long-term borrowings mature between 2014 and 2043 at interest rates ranging from 0.00% to 12.66%. Floating-rate obligations, which are generally based on LIBOR, mature between 2014 and 2052 at interest rates ranging from 0.00% to 6.18%. Index / Equity-linked obligations mature between 2014 and 2044 at interest rates ranging from 0.00% to 28.50%.

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

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2013 and 2014.

	March 31
	2013	2014
Short-term borrowings	0.61%	0.40%
Long-term borrowings	1.71%	1.69%
Fixed-rate obligations	2.39%	2.34%
Floating-rate obligations	0.91%	0.86%
Index / Equity-linked obligations	1.72%	1.72%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2014:

Year ending March 31	Millions of yen
2015	¥1,435,789
2016	1,123,769
2017	894,524
2018	847,564
2019	1,015,285
2020 and thereafter	2,728,570

Subtotal	8,045,501

Trading balances of secured borrowings	181,562

Total	¥8,227,063

Borrowing facilities

As of March 31, 2013 and 2014, Nomura had unutilized borrowing facilities of ¥77,935 million and ¥65,000 million, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings. Nomura has structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. These facilities are subject to customary lending conditions and covenants.

Subordinated borrowings

As of March 31, 2013 and 2014, subordinated borrowings were ¥562,137 million and ¥509,210 million, respectively.

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

	Millions of yen except per share data presented in yen
	Year ended March 31
	2012	2013	2014
Basic—
Net income attributable to NHI shareholders	¥11,583	¥107,234	¥213,591

Weighted average number of shares outstanding	3,643,481,439	3,692,795,953	3,709,830,989

Net income attributable to NHI shareholders per share	¥3.18	¥29.04	¥57.57

Diluted—
Net income attributable to NHI shareholders	¥11,561	¥107,181	¥213,561

Weighted average number of shares outstanding	3,680,124,235	3,777,360,671	3,826,496,369

Net income attributable to NHI shareholders per share	¥3.14	¥28.37	¥55.81

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2012, 2013 and 2014 arising from options to purchase common shares issued by subsidiaries and affiliates. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2012, 2013 and 2014.

Antidilutive stock options to purchase 24,840,700, 10,880,700 and 8,967,300 common shares were not included in the computation of diluted EPS for the years ended March 31, 2012, 2013 and 2014, respectively.

Subsequent Events

The Company conducted a share buyback from May 19, 2014 to May 30, 2014. See Note 20 “Shareholders’ equity” for further information.

On May 15, 2014, the Company adopted a resolution to issue SARs pursuant to the SAR awards. See Note 16 “Deferred compensation plans” for further information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥9,067 million and ¥10,441 million as of March 31, 2013 and 2014, respectively.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans includes the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31
	2012	2013	2014
Service cost	¥9,016	¥9,322	¥8,438
Interest cost	4,649	4,302	3,441
Expected return on plan assets	(3,262)	(4,072)	(4,971)
Amortization of net actuarial losses	3,687	3,630	2,767
Amortization of prior service cost	(1,479)	(1,545)	(1,149)

Net periodic benefit cost	¥12,611	¥11,637	¥8,526

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period (15 years) of active participants.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of the changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status.

Japanese entities’ plans—

	Millions of yen
	As of or for the year ended March 31
	2013		2014
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥242,490		¥234,399
Service cost	9,322		8,438
Interest cost	4,302		3,441
Actuarial gain	14,874		(2,697)
Benefits paid	(9,805)		(9,708)
Acquisition, divestitures and other	(26,784	)(1)	12

Projected benefit obligation at end of year	¥234,399		¥233,885

Change in plan assets:
Fair value of plan assets at beginning of year	¥159,652		¥191,674
Actual return on plan assets	20,915		14,317
Employer contributions	31,083		23,278
Benefits paid	(8,362)		(8,396)
Acquisition and divestitures	(11,614	)(1)	—

Fair value of plan assets at end of year	¥191,674		¥220,873

Funded status at end of year	(42,725)		(13,012)

Amounts recognized in the consolidated balance sheets	¥(42,725)		¥(13,012)

(1)	Decreased mainly because of a deconsolidation during the period.

The accumulated benefit obligation (“ABO”) was ¥231,321 million and ¥233,885 million as of March 31, 2013 and 2014, respectively.

PBO, ABO, and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2013 and 2014 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen
	March 31
	2013	2014
Plans with ABO in excess of plan assets:
PBO	¥234,399	¥27,160
ABO	231,321	27,160
Fair value of plan assets	191,674	—
Plans with PBO in excess of plan assets:
PBO	¥234,399	¥27,160
ABO	231,321	27,160
Fair value of plan assets	191,674	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of as follows.

Japanese entities’ plans—

Millions of yen
For the year ended March 31, 2014
Net actuarial loss	¥48,028
Net prior service cost	(10,649)

Total	¥37,379

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Japanese entities’ plans—

Millions of yen
For the year ending March 31, 2015
Net actuarial loss	¥2,191
Net prior service cost	(1,165)

Total	¥1,026

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations at year end.

Japanese entities’ plans—

	March 31
	2013	2014
Discount rate	1.5%	1.4%
Rate of increase in compensation levels	2.5%	2.5%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year.

	Year ended March 31
	2012	2013	2014
Discount rate	1.8%	1.5%	1.4%
Rate of increase in compensation levels	2.8%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

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

The plan assets of domestic plans target to invest 17% in equities (including private equity), 45% in debt securities, 20% in life insurance company general accounts, and 18% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in prerequisites for the portfolio.

The following tables present information about the fair value of plan assets as of March 31, 2013 and March 31 2014 within the fair value hierarchy.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Balance as of March 31, 2014
Pension plan assets:
Equities	¥26,730	¥—	¥—	¥26,730
Private equity	—	—	12,235	12,235
Japanese government securities	62,088	—	—	62,088
Bank and corporate debt securities	1,842	2,312	—	4,154
Investment trust funds and other(1)	—	19,383	11,820	31,203
Life insurance company general accounts	—	42,735	—	42,735
Other assets	—	41,728	—	41,728

Total	¥90,660	¥106,158	¥24,055	¥220,873

(1)	Includes hedge funds and real estate funds.

The fair value of the non-Japan plan assets as of March 31, 2013 was ¥21 million, ¥25,296 million and ¥6,906 million for Level 1, Level 2 and Level 3, respectively. The fair value of the non-Japan plan assets as of March 31, 2014 was ¥107 million, ¥32,953 million and ¥6,535 million for Level 1, Level 2 and Level 3, respectively.

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

Japanese entities’ plans—

	Millions of yen
	Year ended March 31, 2013
	Balance as of April 1, 2012	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2013
Private equity	¥9,802	¥2,479	¥42	¥12,323
Investment trust funds and other	12,434	1,131	1,470	15,035

Total	¥22,236	¥3,610	¥1,512	¥27,358

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2014
	Balance as of April 1, 2013	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2014
Private equity	¥12,323	¥1,550	¥(1,638)	¥12,235
Investment trust funds and other	15,035	33	(3,248)	11,820

Total	¥27,358	¥1,583	¥(4,886)	¥24,055

The fair value of Level 3 non-Japan plan assets, consisting of real estate funds and annuities, was ¥6,906 million and ¥6,535 million as of March 31, 2013 and 2014, respectively. The amount of sales of Level 3 assets was ¥2,185 million during the year ended March 31, 2014. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2013 and 2014 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥7,455 million to Japanese entities’ plans in the year ending March 31, 2015 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows.

Japanese entities’ plans—

Year ending March 31	Millions of yen
2015	¥10,277
2016	10,804
2017	11,391
2018	11,724
2019	12,037
2020-2024	57,548

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,741 million, ¥3,600 million and ¥3,425 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2012, 2013 and 2014, respectively.

The contributions to overseas defined contribution pension plans were ¥7,882 million, ¥7,448 million and ¥8,667 million for the years ended March 31, 2012, 2013 and 2014, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥7,614 million, ¥7,434 million and ¥6,834 million for the years ended March 31, 2012, 2013 and 2014, respectively.

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

Certain new deferred awards granted since May 2013 include “Full Career Retirement” provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average grant date fair values of options granted during the years ended March 31, 2012, 2013 and 2014 were ¥48, ¥78 and ¥272 per share, respectively. The weighted-average assumptions used in each of the years were as follows:

	Year ended March 31
	2012	2013	2014
Expected volatility	41.78%	43.11%	45.97%
Expected dividends yield	3.31%	2.12%	1.00%
Expected lives (in years)	6	7	7
Risk-free interest rate	0.63%	0.45%	0.51%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2014:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2013	16,545,500	¥848	3.8
Granted	2,711,000	838
Exercised	(1,537,700)	410
Forfeited	(32,300)	416
Expired	(1,727,000)	1,741

Outstanding as of March 31, 2014	15,959,500	¥791	3.8

Exercisable as of March 31, 2014	10,414,600	¥913	2.5

No SAR Plan A awards were exercised during the years ended March 31, 2012. The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2013 and 2014 were ¥2 million and ¥591 million, respectively.

The aggregate intrinsic values of SAR Plan A awards outstanding and exercisable as of March 31, 2014 were ¥2,170 million and ¥1,138 million, respectively.

As of March 31, 2014, there was ¥648 million of total unrecognized compensation cost related to SAR Plan A awards. The cost is expected to be recognized over a weighted average period of 1.5 years. The total fair values of awards vested during the years ended March 31, 2013 and 2014 were ¥0 million and ¥1,403 million, respectively.

SAR Plan B awards

The Company issues SAR Plan B awards over the Company’s common stock pursuant to several stock unit plans which vest and become exercisable approximately from one to five years after the grant date, and expire approximately from six to ten years after the grant date. The exercise price is a nominal ¥1 per share.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2014:

	Outstanding (number of shares)	Weighted-Average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2013	117,543,400	¥419	5.7
Granted	21,258,700	782
Exercised	(43,152,100)	477
Forfeited	(3,013,000)	437
Expired	(15,900)	2,471

Outstanding as of March 31, 2014	92,621,100	¥474	5.3

Exercisable as of March 31, 2014	15,553,400	¥587	3.5

The weighted-average grant date fair value per share for the years ended March 31, 2012 and 2013 were ¥397 and ¥298, respectively.

The total intrinsic values of SAR Plan B awards exercised during the years ended March 31, 2012, 2013 and 2014 were ¥3,284 million, ¥15,299 million and ¥33,951 million, respectively.

The aggregate intrinsic values of SAR Plan B awards outstanding and exercisable as of March 31, 2014 were ¥61,223 million and ¥10,247 million, respectively.

As of March 31, 2014, total unrecognized compensation cost relating to SAR Plan B awards was ¥7,084 million. The cost is expected to be recognized over a weighted average period of 2.0 years. The total fair values of awards vested during the years ended March 31, 2012, 2013 and 2014 were ¥3,868 million, ¥3,624 million and ¥34,943 million, respectively.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2012, 2013 and 2014 was ¥26,869 million, ¥19,091 million and ¥19,458 million, respectively.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2014 was ¥674 million and the tax benefit realized from exercise of these awards was ¥1,243 million.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2014:

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2013	62,531,576	¥583		70,736,824	¥316
Granted	22,580,418	733	(1)	23,554,780	824	(1)
Vested	(30,653,904)	752	(2)	(41,108,841)	435	(2)
Forfeited	(2,762,879)			(2,484,835)

Outstanding as of March 31, 2014	51,695,211	¥652	(3)	50,697,928	¥429	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2014

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2012, 2013 and 2014 were ¥27,257 million, ¥33,286 million and ¥37,396 million, respectively. Total unrecognized compensation cost relating to NSU, based on the fair value of these awards as of March 31, 2014 was ¥4,858 million, which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.5 years. Total unrecognized compensation cost relating to CSU, based on the fair value of these awards as of March 31, 2014 was ¥6,089 million, which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.8 years.

The total fair value of shares relating to NSUs vested during the years ended March 31, 2012, 2013 and 2014 were ¥10,100 million, ¥14,045 million and ¥23,066 million, respectively.

The total fair value of shares relating to CSUs vested during the years ended March 31, 2012, 2013 and 2014 were ¥6,272 million, ¥10,959 million and ¥17,868 million, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity relating to MYPD awards for the year ended March 31, 2014:

	Outstanding (number of shares)(1)	Weighted Average grant date fair value per share
Outstanding as of March 31, 2013	27,154,950	¥298
Forfeited	(1,388,700)	298

Outstanding as of March 31, 2014	25,766,250	¥298

(1)	Based on the probable number of SARs which will be issued on conversion of notional performance units at the end of the performance period.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to MYPD awards, based on the current estimate of the extent to which it is probable that the performance conditions within the awards will be met for the year ended March 31, 2013 and 2014 were ¥2,864 million and ¥1,633 million. As of March 31, 2014, total unrecognized compensation cost relating to MYPD awards was ¥3,186 million. This cost is expected to be recognized over a weighted average period of 2.6 years.

Total related tax benefits recognized in the consolidated statements of income for compensation expenses relating to SAR A plan awards, SAR B plan awards and MYPD for the years ended March 31, 2012, 2013 and 2014 was ¥1,092 million, ¥1,081 million and ¥1,992 million, respectively. The dilutive effect of outstanding compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations.

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIUs to certain senior management and employees. NIUs are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International which have graded vesting over three to five years from the grant date.

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2014:

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2013	49,760,941	$3,674
Granted	25,208,515	3,841	(2)
Vested	(35,713,017)	4,097	(3)
Forfeited	(2,153,860)

Outstanding as of March 31, 2014	37,102,579	$4,354	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2014.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2012, 2013 and March 31, 2014

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were ¥8,819 million, ¥8,266 million and ¥15,388 million respectively. Total unrecognized compensation cost, based on the fair value of these awards as of March 31, 2014 was ¥4,130 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.7 years.

The total fair value of shares relating to NIUs vested during the years ended March 31, 2012, 2013 and 2014 were ¥4,619 million, ¥8,224 million and ¥14,651 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs, CSUs and NIUs for the years ended March 31, 2012, 2013 and 2014 were ¥2,220 million, ¥1,773 million and ¥1,767 million, respectively.

Subsequent events

On May 15, 2014, the Company adopted a resolution to issue SARs to directors, executive officers and employees, etc of the Company and its subsidiaries and has issued SARs on June 5, 2014. The total number of SARs issued was 443,399 for the acquisition of 44,339,900 shares. The exercise price is a nominal ¥1 per share. The vesting period of the SARs range from approximately one to three years from grant date and can be exercised up to five years after vesting date.

In May 2014, Nomura also granted the issuance of NSUs, CSUs and NIUs to certain senior management and employees. These awards have a total grant date fair value of ¥40 billion and a vesting period of up to three years.

17. Restructuring initiatives:

During the fiscal year ended March 31, 2012, in anticipation of an ongoing environment of economic uncertainty, Nomura undertook a group-wide restructuring initiative primarily focusing on its Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and to allocate business resources to growth regions accordingly. This initiative completed during the year ended March 31, 2014.

As a result of this initial restructuring initiative, Nomura recognized ¥372 million of the restructuring costs in the consolidated statements of income during the year ended March 31, 2013 and, a cumulative total of ¥12,769 million of restructuring costs as of March 31, 2014. These restructuring costs were primarily reported within Non-interest expense—Compensation and benefits in the consolidated statements of income. Outstanding liabilities relating to these restructuring costs including currency translation adjustments were ¥2,148 million as of March 31, 2013 and were generally settled during the year ended March 31, 2014.

In addition to the restructuring initiative described above, during the second quarter of the year ended March 31, 2013. Nomura undertook a further restructuring initiative focusing on its Wholesale Division to revise business models and increase business efficiencies. This restructuring initiative was largely completed during the year ended March 31, 2014 and therefore the amount of further restructuring cost to be incurred going forward is not expected to be material.

As a result of this restructuring initiative, Nomura recognized ¥15,588 million and ¥2,650 million of the restructuring costs in the consolidated statements of income during the year ended March 31, 2013 and 2014 respectively and a cumulative total of, ¥18,238 million of restructuring costs as of March 31, 2014. These restructuring costs were primarily reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Outstanding liabilities relating to these restructuring costs including currency translation adjustments were ¥8,165 million and ¥3,760 million as of March 31, 2013 and 2014 respectively. During the year ended March 31, 2014, ¥6,610 million of these liabilities was settled.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows.

	Millions of yen
	Year ended March 31
	2012	2013	2014
Current:
Domestic	¥13,481	¥71,918	¥21,558
Foreign	7,650	6,164	6,546

Subtotal	21,131	78,082	28,104

Deferred:
Domestic	34,274	55,257	109,037
Foreign	3,498	(1,300)	8,024

Subtotal	37,772	53,957	117,061

Total	¥58,903	¥132,039	¥145,165

The income tax benefit recognized from net operating losses for the years ended March 31, 2012, 2013 and 2014 totaled ¥1,358 million, ¥2,944 million and ¥26,990 million, respectively, included within income tax expense (deferred).

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Since April 1, 2004, Nomura’s domestic effective statutory tax rate had been approximately 41%. Due to the revisions of domestic tax laws during the third quarter ended December 31, 2011 and the fourth quarter ended March 31, 2014, the Company’s effective statutory tax rates are 38% for the fiscal years ended March 31, 2013 and March 31, 2014, and will be 36% thereafter.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2012, 2013 and 2014.

	Year ended March 31
	2012	2013	2014
Our effective statutory tax rate	41.0%	38.0%	38.0%
Impact of:
Changes in deferred tax valuation allowance	(22.5)	(0.7)	(9.8)
Taxable items to be added on financial profit	3.8	1.5	0.4
Non-deductible expenses	23.3	12.9	7.7
Non-taxable revenue	(29.7)	(9.3)	(8.0)
Dividends from foreign subsidiaries	0.9	0.2	—
Tax effect of undistributed earnings of foreign subsidiaries	(1.1)	0.2	3.5
Different tax rate applicable to income (loss) of foreign subsidiaries	14.1	10.0	6.3
Effect of changes in domestic tax laws	45.7	0.9	0.6
Expiration of loss carryforwards	2.8	1.3	0.7
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	(8.8)	—	1.4
Other	(0.2)	0.5	(0.7)

Effective tax rate	69.3%	55.5%	40.1%

Net deferred tax assets of ¥145,602 million and ¥22,018 million reported within Other assets—Other in the consolidated balance sheets as of March 31, 2013 and 2014, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥34,082 million and ¥34,739 million reported within Other liabilities in the consolidated balance sheets as of March 31, 2013 and 2014, respectively, represent the total of the temporary differences in those tax jurisdictions with net taxable amounts in future years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of deferred tax assets and liabilities are as follows.

	Millions of yen
	March 31
	2013	2014
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥10,043	¥12,604
Investments in subsidiaries and affiliates	177,175	54,678
Valuation of financial instruments	146,800	46,321
Accrued pension and severance costs	17,999	7,850
Other accrued expenses and provisions	106,436	102,922
Operating losses	341,177	437,899
Other	5,228	3,991

Gross deferred tax assets	804,858	666,265
Less—Valuation allowance	(522,220)	(490,603)

Total deferred tax assets	282,638	175,662

Deferred tax liabilities
Investments in subsidiaries and affiliates	88,631	107,020
Valuation of financial instruments	53,367	54,524
Undistributed earnings of foreign subsidiaries	2,960	736
Valuation of fixed assets	21,950	21,204
Other	4,210	4,899

Total deferred tax liabilities	171,118	188,383

Net deferred tax assets (liabilities)	¥111,520	¥(12,721)

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

	Millions of yen
	Year ended March 31
	2012		2013		2014
Balance at beginning of year	¥461,966		¥490,986		¥522,220
Net change during the year	29,020	(1)	31,234	(2)	(31,617	)(3)

Balance at end of year	¥490,986		¥522,220		¥490,603

(1)	Includes ¥24,715 million which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, ¥20,014 million related to Japanese subsidiaries which is mainly due to the effect of the conversion of Nomura Land and Building Co., Ltd. into a subsidiary of Nomura Holdings, Inc., and negative ¥15,709 million related to the Company which is due mainly to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥29,020 million of allowances increased for the year ended March 31, 2012.
(2)

Includes ¥52,862 million which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, negative ¥22,903 million related to the de-consolidation of NREH into an equity

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

method affiliate, and ¥1,275 million related to Japanese subsidiaries and the Company, which is determined based on a review of future realizable value. In total, ¥31,234 million of allowances increased for the year ended March 31, 2013.
(3)	Includes ¥29,134 million mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, negative ¥47,263 million related to certain foreign subsidiaries which is due mainly to the liquidation and the decrease of allowance for the deferred tax assets previously recorded, and negative ¥13,488 million related to Japanese subsidiaries and the Company, which is determined based on a reassessment of future realizable value and also due to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥31,617 million of allowances decreased for the year ended March 31, 2014.

As of March 31, 2014, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries totaling ¥2,602 million not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

As of March 31, 2014, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,760,459 million mainly resulting from certain U.S. and European subsidiaries. These losses, except for ¥871,928 million, which can be carried forward indefinitely, expire as follows: 2014 through 2023—¥632,673 million, 2024 and thereafter—¥255,858 million. Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognized tax benefits was not significant as of March 31, 2012, 2013 and 2014. Also there were no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to the unrecognized tax benefits during the years ended March 31, 2012, 2013 and 2014. Nomura recognizes the accrual of interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits within Income tax expense in the consolidated statements of income.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom (“U.K.”) and U.S. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits are recorded in the amount that is sufficient to cover potential exposure for an additional tax assessment depending on likelihood. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2014. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

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

Jurisdiction	Year
Japan	2009	(1)
U.K.	2013
U.S.	2011

(1)	For transfer pricing, the earliest year in which Nomura remains subject to examinations is 2008.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revisions of domestic tax laws—

On March 31, 2014, the “Act to partially revise the Income Tax Act and Others” (Act No. 10 of 2014) (“Act 10”) was promulgated. Under Act 10, effective from the fiscal year beginning on or after April 1, 2014, the Special Reconstruction Corporate Tax was abolished. As a result, the Company’s effective statutory tax rates are 38% for the fiscal years ended March 31, 2013 and March 31, 2014, and will be 36% thereafter.

Due to this change in the statutory tax rates, net deferred tax assets decreased by ¥1,711 million as of March 31, 2014. For the year ended March 31, 2014, income taxes—deferred increased by ¥1,711 million and net income attributable to NHI shareholders decreased by the same amount.

19. Other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	For the year ended March 31, 2014
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(38,875)	¥66,707	¥(128)	¥66,579	¥27,704
Pension liability adjustment	(28,518)	8,708	1,001	9,709	(18,809)
Net unrealized gain on non-trading securities	9,998	3,342	(1,599)	1,743	11,741

Total	¥(57,395)	¥78,757	¥(726)	¥78,031	¥20,636

(1)	Reclassifications out of accumulated other comprehensive income (loss) are as follows:

Millions of yen
For the year ended March 31, 2014
	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Net unrealized gain on non-trading securities:
	¥4,220	Gain (loss) on investments in equity securities
	(2,065)	Income tax expense

	2,155	Net income

	(556)	Net income attributable to noncontrolling interests
	¥1,599	Net income attributable to NHI shareholders

See Note 7 “Non-trading Securities” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Shareholders’ equity:

The following table presents changes in shares of common stock outstanding for the years ended March 31, 2012, 2013 and 2014.

	Number of Shares
	Year ended March 31
	2012	2013	2014
Shares outstanding at beginning of year	3,600,886,932	3,663,483,895	3,710,960,252
New issuances	103,429,360	—	—

Common stock held in treasury:
Repurchases of common stock	(50,093,031)	(19,209)	(40,054,831)
Sales of common stock	1,530	601	1,920,457
Common stock issued to employees	9,271,600	47,335,900	44,689,800
Other net change in treasury stock	(12,496)	159,065	114,784

Shares outstanding at end of year	3,663,483,895	3,710,960,252	3,717,630,462

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2012, 2013 and 2014, the amounts available for distributions were ¥483,126 million, ¥538,021 million and ¥583,354 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Retained earnings include Nomura’s share of investee undistributed earnings which have been accounted for under the equity method, in the amount of ¥50,922 million, ¥125,944 million and ¥136,112 million as of March 31, 2012, 2013 and 2014, respectively.

Change in cumulative translation adjustment, net of tax reported in other comprehensive income (loss) for the year ended March 31, 2013 includes reclassification adjustment of ¥9,844 million relating to a loss incurred following the substantially complete liquidation of an investment in a foreign entity and the amount of income tax benefit allocated to this reclassification adjustment was ¥2,985 million.

Dividends on common stock per share were ¥6 for the year ended March 31, 2012, ¥8 for the year ended March 31, 2013 and ¥17 for the year ended March 31, 2014.

The Company issued new shares of common stock and repurchased common stock in accordance with NLB becoming a wholly owned subsidiary of Nomura for the year ended March 31, 2012. See Note 11 “Business combinations” for further information.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2012, 2013 and 2014, 908,498 shares, or ¥1,985 million, 1,257,966 shares, or ¥2,161 million, and 2,119,761 shares, or ¥1,143 million, respectively, held by affiliated companies.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent Events

On April 30, 2014, the board of directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥70 billion and (c) the share buyback program will run from May 19, 2014, to July 25, 2014. Under this buyback program from May 19, 2014 to May 30, 2014, the Company repurchased 100,000,000 shares of common stock at a cost of ¥65,189 million. This completes the share buyback program.

21. Regulatory requirements:

In April 2011, the Company was assigned as a “Final Designated Parent Company” who must calculate consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been calculated based on Capital Adequacy Notice on Final Designated Parent Company. Note that Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and we have calculated Basel III-based consolidated capital adequacy ratio since March 2013.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2013 and March 31, 2014, the Company was in compliance with the requirement for common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio as set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of March 31, 2014 is 4.0% for common equity Tier 1 capital ratio, 5.5% for Tier 1 capital ratio and 8% for consolidated capital adequacy ratio).

Under the Financial Instruments and Exchange Act of Japan (the “FIEA”), NSC and Nomura Financial Products & Services, Inc. (“NFPS”) are subject to the capital adequacy rules of the FSA. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2013 and 2014, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2013 and 2014, the capital adequacy ratio of NFPS exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by clients on securities transactions under the FIEA. As of March 31, 2013 and 2014, NSC segregated bonds with a market value of ¥459,037 million and ¥456,070 million and equities with a market value of ¥7,861 million and ¥7,656 million, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority and the Chicago Mercantile Exchange Group as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement,

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. As of March 31, 2013 and 2014, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Prudential Regulatory Authority in the U.K., which imposes minimum capital adequacy requirements to the NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Prudential Regulation Authority in the U.K. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Prudential Regulation Authority in the U.K. on a standalone basis. As of March 31, 2013 and 2014, the NEHS, NIP and NBI were in compliance with all relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by the respective authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, and advising on securities, futures contracts and corporate finance. NIHK assumed from its fellow subsidiary, Nomura Securities (Hong Kong) Ltd, the roles of the exchange participant and options trading exchange participant at the Stock Exchange of Hong Kong Ltd., the futures commission merchant at the Hong Kong Futures Exchange Ltd. and the clearing participants at the Hong Kong Securities Clearing Co. Ltd., the SEHK Options Clearing House Ltd. and HKFE Clearing Corporation Ltd with effect from April 22, 2013. NIHK has a branch located in Taiwan which is regulated by its local regulators under its respective jurisdictions. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means an amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum capital of SGD15 million. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2013 and 2014, NIHK and NSL were in compliance with all relevant regulatory capital related requirements.

22. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), NRI and NREH.

During the year ended March 31, 2012, NLB was consolidated and Chi-X Europe Limited (“Chi-X Europe”) was disposed of. Both of these companies have historically been reported as significant affiliated companies of Nomura.

During the year ended March 31, 2014, Fortress Investment Group LLC (“Fortress”) has repurchased all of Nomura’s ownership stake. Fortress is therefore no longer Nomura’s equity method investee.

JAFCO

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2014, the Company sold 2,200,000 shares of JAFCO. Nomura’s ownership of JAFCO decreased from 24.4% as of March 31, 2013 to 19.4% as a result of the offering. Nomura continues to account for JAFCO under the equity method because Nomura still has the ability to exercise significant influence over operating and financial decisions of JAFCO.

As of March 31, 2014, Nomura’s ownership of JAFCO was 19.5% and there was no remaining equity method goodwill included in the carrying amount of the investment.

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

As of March 31, 2014, Nomura’s ownership of NRI was 38.0% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥56,473 million.

NLB

NLB owns certain of Nomura’s leased office space in Japan. NLB became a consolidated subsidiary of Nomura on May 24, 2011 and is therefore no longer an affiliated company of Nomura. See Note 11 “Business combinations” for further information. In addition, lease transactions with Nomura while NLB was an affiliated company of Nomura is disclosed in Note 10 “Leases”.

Fortress

Fortress is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles. The investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method of accounting.

On February 13, 2014 Fortress has repurchased all of Nomura’s ownership stake. As a result, Fortress is therefore no longer Nomura’s equity method investee.

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

NREH

NREH was a consolidated subsidiary of Nomura until March 2013. In March 2013, Nomura sold 32,040 thousand shares of NREH. As a result, Nomura’s voting interest fell to 34.0%. Since Nomura no longer maintained a controlling financial interest in NREH, NREH was deconsolidated and is now an affiliated company accounted for by the equity method.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On deconsolidating NREH, a gain of ¥50,139 million, including unrealized gain of ¥38,468 million from Nomura’s remaining shares, was recognized which is reported in the consolidated statements of income within Revenue—Other.

NREH is a listed company in the First Section of the Tokyo Stock Exchange and the fair value of the retained investment in NREH was estimated using a quoted market price.

As of March 31, 2014, Nomura’s ownership of NREH was 34.1% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

Summary financial information—

A summary of financial information for JAFCO, NRI, NLB and NREH is as follows.

	Millions of yen
	March 31
	2013(1)(3)	2014(1)
Total assets	¥2,307,795	¥2,089,844
Total liabilities	1,551,699	1,247,768

	Millions of yen
	Year ended March 31
	2012(2)	2013(3)	2014
Net revenues	¥161,209	¥143,193	¥947,213
Non-interest expenses	105,520	69,899	779,690
Net income attributable to the companies	31,007	48,706	87,261

(1)	NLB’s assets and liabilities are not included because it was not an affiliated company of Nomura as of March 31, 2013 and 2014.
(2)	For NLB, financial information while it was an affiliated company of Nomura is included.
(3)	NREH is accounted for by the equity method from March 2013. NREH’s assets and liabilities are included however Net revenues, Non-interest expenses and Net income attributable to NREH are not included.

A summary of financial information for Fortress is as follows.

Millions of yen
March 31, 2013(1)
Total assets	¥203,332
Total liabilities	88,881

	Millions of yen
	Year ended March 31
	2012(1)	2013(1)	2014(1)
Net revenues	¥73,306	¥95,356	¥144,349
Non-interest expenses	166,006	73,956	89,338
Net income (loss) attributable to the company	(36,994)	6,487	20,071

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2011, 2012 and 2013, respectively. Nomura recognizes its share of Fortress’s earnings on a three-month lag.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of balances and transactions with affiliated companies and other equity-method investees, except for lease transactions with NLB and NRI, which are disclosed in Note 10 “Leases”, is presented below.

	Millions of yen
	March 31
	2013	2014
Investments in affiliated companies	¥333,329	¥339,637
Advances to affiliated companies	12,376	5,797
Other receivables from affiliated companies	8,856	6,919
Other payables to affiliated companies	4,270	9,344

	Millions of yen
	Year ended March 31
	2012	2013	2014
Revenues	¥5,635	¥7,418	¥411
Non-interest expenses	49,810	48,755	57,687
Purchase of software, securities and tangible assets	22,904	55,099	26,655

The aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen
	March 31
	2013	2014
Carrying amount	¥322,747	¥330,983
Fair value	404,967	429,854

Equity in earnings of equity-method investees, including those above, was a gain of ¥5,716 million, gain of ¥18,597 million and gain of ¥37,805 million for the years ended March 31, 2012, 2013 and 2014, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2012, 2013 and 2014 were ¥4,747 million, ¥5,594 million and ¥8,306 million, respectively.

23. Commitments, contingencies and guarantees:

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2013 and 2014.

	Millions of yen
	March 31
	2013	2014
Commitments to extend credit	¥369,988	¥479,634
Commitments to invest in partnerships	29,974	18,460
Commitments to purchase aircraft	30,143	4,409

As of March 31, 2014, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥479,634	¥85,533	¥52,872	¥165,623	¥175,606
Commitments to invest in partnerships	18,460	4,305	829	318	13,008
Commitments to purchase aircraft	4,409	4,409	—	—	—

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

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥26,228 million as of March 31, 2013 and ¥15,901 million as of March 31, 2014.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki Repo transactions. These commitments amounted to ¥4,103 billion for resale agreements and ¥1,152 billion for repurchase agreements as of March 31, 2013 and ¥2,365 billion for resale agreements and ¥771 billion for repurchase agreements as of March 31, 2014. These amounts include certain types of repurchase agreements and securities transactions which Nomura accounts for as sales rather than collateralized financings in accordance with ASC 860.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥340 billion and ¥259 billion as of March 31, 2013 and 2014, respectively.

As a member of various securities clearing houses and exchanges, Nomura may be required to assume a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (the “Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose entity (“SPE”) established at the request of NIP. These are proceedings to challenge the SPE’s rights over approximately $156 million in an account held in Switzerland. The SPE, which is consolidated by NIP, has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPE does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies. Due to the uncertainties involved, the Company cannot currently estimate the maximum reasonably possible loss from this matter but believes it is significantly less than the amount referred to above.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $356 million. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleges that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has dismissed NCUA’s claims against NHEL and NCUA has filed a notice of appeal to the Ninth Circuit and briefing is in progress. NCUA’s claim against NAAC is proceeding. Due to the legal uncertainties involved, as well as very limited discovery concerning the facts, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries and the parties are involved in the discovery process. Given the lack of any expert discovery at this stage of the litigation and certain legal uncertainties, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, and the Tenth Circuit Court of Appeals affirmed the trial court’s holding; the Supreme Court has now vacated that decision and remanded the matter to the Tenth Circuit Court of Appeals for reconsideration in light of recent Supreme Court authority. Due to the legal uncertainties involved, as well as the lack of factual information at this early stage of the litigation, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In August 2012, The Prudential Insurance Company of America and certain of its affiliates filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of RMBS, including an action against NHEL, NCCI and NSI. The action against these Nomura subsidiaries has been removed to federal court. The complaint alleges that the plaintiffs purchased over $183 million in RMBS from five different offerings. The plaintiffs allege that the offering materials contained fraudulent misrepresentations regarding the underwriting practices and quality of the loans underlying the securities. The plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. NHEL, NCCI and NSI have filed a motion to dismiss the action which is pending before the court. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS is claiming damages of not less than

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EUR700 million. In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim is founded. The level of damages sought by FMPS is not specified. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. To date, these seizure orders have not been validated by the Italian Courts. The Public Prosecutor lodged an appeal against the Italian Courts’ decisions, which was heard at the Supreme Court in Rome on March 25, 2014. The Supreme Court determined that the appeal should be denied in part, but that the case should be sent back to the lower court for further consideration in relation to one element of the case. Additionally, NIP commenced a claim against MPS in the English Courts in March 2013. The claim is for declaratory relief confirming that the Transactions remain valid and contractually binding. MPS filed and served its Defence and Counterclaim to these proceedings in March 2014. MPS alleges in its Counterclaim that NIP is liable to make restitution of a net amount of approximately EUR 1.5 billion, and seeks declarations regarding the illegality and invalidity of the Transactions. NIP filed and served its Reply and Defence to Counterclaim in June 2014 and continues to vigorously defend its position in each of the aforementioned proceedings. It is not possible for the Company to estimate the amount of reasonably possible loss in these proceedings. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the amount of any potential liability can be reasonably estimated for these claims. The Company cannot predict if, how, or when the claims will be resolved or what any eventual settlement, fine, penalty or other relief may be, particularly since the claims are at an early stage in their development and the claimants are seeking substantial damages.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.14 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008, and an action commenced against NSC in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit. The specified amounts alleged are the Company’s current estimate of the maximum reasonably possible loss from these matters.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The Company’s policy called for review of each claim received, and its subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands, investors have instituted actions through the trustee alleging breach of contract. These breach of contract claims are at early stages and involve substantial legal uncertainty.

As at June 10, 2014, the total original principal amount of loans that are the subject of repurchase claims against the relevant subsidiaries is $3,203 million, including claims that are the subject of pending breach of contract actions. It should be noted, however, that the above amount does not include loans with a total original principal balance of $1,816 million that are the subject of repurchase claims rejected by the relevant subsidiaries as time-barred based on current law including a decision by the intermediate appellate court of New York State that claims alleging breach of representation must be brought within six years of the time the representation was made. The decision is currently the subject of a request for leave to appeal by plaintiff, but the Company believes the decision will stand. Due to the many legal and factual uncertainties involved, the Company cannot provide an estimate of reasonably possible loss for repurchase claims that relevant subsidiaries have decided to reject.

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

	Millions of yen
	March 31
	2013		2014
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥4,510,650	¥123,980,481	¥5,155,198	¥195,466,506
Standby letters of credit and other guarantees(3)	277	9,084	276	11,509

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	Collaterals held in connection with standby letters of credit and other guarantees as of March 31, 2013 and March 31, 2014 were ¥6,374 million and ¥6,487 million, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2014.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥5,155,198	¥195,466,506	¥75,949,799	¥48,551,110	¥16,872,972	¥54,092,625
Standby letters of credit and other guarantees	276	11,509	334	2,668	2	8,505

24. Segment and geographic information:

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

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2012
Non-interest revenue	¥347,385	¥63,022	¥428,738	¥572,918	¥1,412,063
Net interest revenue	2,873	2,778	126,311	(11,973)	119,989

Net revenue	350,258	65,800	555,049	560,945	1,532,052
Non-interest expenses	287,128	45,281	592,701	525,792	1,450,902

Income (loss) before income taxes	¥63,130	¥20,519	¥(37,652)	¥35,153	¥81,150

Year ended March 31, 2013
Non-interest revenue	¥394,294	¥66,489	¥491,773	¥695,695	¥1,648,251
Net interest revenue	3,631	2,448	153,083	(31,467)	127,695

Net revenue	397,925	68,937	644,856	664,228	1,775,946
Non-interest expenses	297,297	47,768	573,199	657,637	1,575,901

Income (loss) before income taxes	¥100,628	¥21,169	¥71,657	¥6,591	¥200,045

Year ended March 31, 2014
Non-interest revenue	¥505,911	¥77,354	¥637,987	¥183,514	¥1,404,766
Net interest revenue	6,005	3,126	127,110	5,335	141,576

Net revenue	511,916	80,480	765,097	188,849	1,546,342
Non-interest expenses	319,915	53,373	653,299	168,869	1,195,456

Income (loss) before income taxes	¥192,001	¥27,107	¥111,798	¥19,980	¥350,886

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Year ended March 31
	2012	2013	2014
Net gain related to economic hedging transactions	¥8,372	¥989	¥17,403
Realized gain on investments in equity securities held for operating purposes	198	1,001	4,428
Equity in earnings of affiliates	10,613	14,401	28,571
Corporate items(1)(3)	(32,129)	17,652	(38,772)
Other(2)(3)	48,099	(27,452)	8,350

Total(3)	¥35,153	¥6,591	¥19,980

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes the gain due to the business combination with NLB in Corporate items during the year ended March 31, 2012.
(2)	Includes the impact of Nomura’s own creditworthiness.
(3)	In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and “Other” have been reclassified to conform to the current period presentation.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Year ended March 31
	2012	2013	2014
Net revenue	¥1,532,052	¥1,775,946	¥1,546,342
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	37,685	10,728

Consolidated net revenue	¥1,535,859	¥1,813,631	¥1,557,070

Non-interest expenses	¥1,450,902	¥1,575,901	¥1,195,456
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,450,902	¥1,575,901	¥1,195,456

Income before income taxes	¥81,150	¥200,045	¥350,886
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	37,685	10,728

Consolidated income before income taxes	¥84,957	¥237,730	¥361,614

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

	Millions of yen
	Year ended March 31
	2012	2013	2014
Net revenue(1):
Americas	¥143,350	¥208,962	¥262,684
Europe	195,826	172,761	232,735
Asia and Oceania	34,819	43,265	62,622

Subtotal	373,995	424,988	558,041
Japan	1,161,864	1,388,643	999,029

Consolidated	¥1,535,859	¥1,813,631	¥1,557,070

Income (loss) before income taxes:
Americas	¥(24,612)	¥25,730	¥29,472
Europe	(91,544)	(93,099)	(48,911)
Asia and Oceania	(12,937)	(12,063)	(5,247)

Subtotal	(129,093)	(79,432)	(24,686)
Japan	214,050	317,162	386,300

Consolidated	¥84,957	¥237,730	¥361,614

	March 31
	2012	2013	2014
Long-lived assets:
Americas	¥94,698	¥118,302	¥133,147
Europe	114,195	111,381	93,111
Asia and Oceania	23,892	20,471	16,163

Subtotal	232,785	250,154	242,421
Japan	973,711	294,002	281,780

Consolidated	¥1,206,496	¥544,156	¥524,201

(1)	There is no revenue derived from transactions with a single major external customer.

25. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of debt of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued or to be issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

Consolidated Financial Statements

Nomura Research Institute, Ltd.

At 31st March, 2013 (unaudited) and 2014 (unaudited) and

for the years ended 31st March, 2012, 2013 (unaudited), and

2014 (unaudited) with Report of Independent Auditors

Unless otherwise noted, the amounts included in the financial statements are expressed in millions of yen with fractional amounts rounded off.

Nomura Research Institute, Ltd.

Consolidated Financial Statements

31st  March, 2012, 2013 (unaudited) and 2014 (unaudited)

Report of Independent Auditors

The Board of Directors and Shareholders of

Nomura Research Institute, Ltd.

We have audited the accompanying consolidated statements of income and comprehensive income, changes in net assets, and cash flows of Nomura Research Institute, Ltd. (the “Company”) for the year ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows of Nomura Research Institute, Ltd. for the year ended March 31, 2012 in conformity with accounting principles generally accepted in Japan.

The accompanying consolidated balance sheets of Nomura Research Institute, Ltd. as of March 31, 2013 and 2014, and the related consolidated statements of income and comprehensive income, changes in net assets and cash flows for the years ended March 31, 2013 and 2014 were not audited by us in accordance with auditing standards generally accepted in the United States and, accordingly, we do not express an opinion on them in accordance with auditing standards generally accepted in the United States.

/s/ Ernst & Young ShinNihon LLC

June 27, 2012

Nomura Research Institute, Ltd.

Consolidated Balance Sheets

	Millions of yen
	31st March,
	2013	2014
	(unaudited)	(unaudited)
Assets
Current assets:
Cash and bank deposits (Notes 2 and 11)	¥10,274	¥9,886
Short-term investment securities (Notes 2, 3 and 11)	90,186	83,804
Accounts receivable and other receivables (Notes 2 and 5)	76,530	100,627
Inventories	224	1,264
Deferred income taxes (Note 9)	7,251	8,136
Other current assets	4,815	4,503
Allowance for doubtful accounts	(74)	(99)

Total current assets	189,206	208,121

Property and equipment (Note 6):
Land	12,141	12,154
Buildings, net	40,502	38,074
Machinery and equipment, net	10,743	12,521
Leased assets, net (Note 13)	70	19

Property and equipment, net	63,456	62,768

Software and other intangibles	42,854	42,713
Investment securities (Notes 2 and 3)	88,378	94,767
Investments in affiliates (Notes 2 and 3)	10,441	11,791
Deferred income taxes (Note 9)	14,381	3,135
Long-term loans receivable (Note 2)	7,937	8,056
Lease investment assets	436	663
Net defined benefit asset (Note 8)	—	20,304
Other assets (Note 7)	15,179	16,775
Allowance for doubtful accounts	(46)	(83)

Total assets	¥432,222	¥469,010

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Balance Sheets—(Continued)

	Millions of yen
	31st March,
	2013	2014
	(unaudited)	(unaudited)
Liabilities and Net Assets
Current liabilities:
Accounts payable (Note 2)	¥20,498	¥26,104
Current portion of convertible bonds (Note 2)	49,996	—
Current portion of long-term loans payable (Note 2)	2,453	2,280
Lease obligations, current	268	251
Accrued expenses	18,664	20,128
Income taxes payable	11,318	13,345
Advance payments received	5,184	7,025
Asset retirement obligations	3	—
Provision for loss on orders received	579	3,083
Other current liabilities	9,245	7,626

Total current liabilities	118,208	79,842

Bonds (Note 2)	—	30,000
Long-term loans payable (Note 2)	4,250	22,055
Lease obligations	342	459
Deferred income taxes (Note 9)	38	39
Provision for retirement benefits (Note 8)	17,965	—
Net defined benefit liability (Note 8)	—	4,543
Asset retirement obligations	601	608
Other long-term liabilities	—	55

Commitments and contingent liabilities (Note 19)

Net assets (Notes 10 and 12):
Shareholders’ equity:
Common stock:
Authorized—750,000 thousand shares at 31st March, 2013 and 2014
Issued—225,000 thousand shares at 31st March, 2013 and 2014	18,600	18,600
Additional paid-in capital	14,800	15,003
Retained earnings	303,299	325,476
Treasury stock, at cost:
— 27,385 thousand shares at 31st March, 2013 and 25,651 thousand shares at 31st March, 2014	(63,666)	(59,870)

Total shareholders’ equity	273,033	299,209

Accumulated other comprehensive income:
Valuation difference on available-for-sale securities (Note 3)	17,937	24,037
Deferred losses on hedges (Note 4)	—	(38)
Foreign currency translation adjustment	(1,640)	(968)
Remeasurements of defined benefit plans (Note 8)	—	8,110

Total accumulated other comprehensive income	16,297	31,141

Share subscription rights (Note 20)	1,410	973
Minority interests	78	86

Total net assets	290,818	331,409

Total liabilities and net assets	¥432,222	¥469,010

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Year ended 31st March,
	2012	2013	2014
		(unaudited)	(Unaudited)
Sales	¥335,555	¥363,891	¥385,932
Cost of sales (Note 14)	235,516	262,316	276,664

Gross profit	100,039	101,575	109,268
Selling, general and administrative expenses (Notes 15 and 16)	56,886	57,608	59,451

Operating profit	43,153	43,967	49,817

Other income (expenses):
Interest and dividend income	1,363	1,268	1,923
Interest expense	(71)	(6)	(59)
Equity in earnings of affiliates	111	339	533
Bonds issuance cost	—	—	(91)
Commission paid	—	(1)	(46)
Loss on property and equipment	—	(7,732)	—
Gain (loss) on investment securities (Note 3)	(130)	(75)	45
Gain on bargain purchase	—	4,661	—
Gain on investments in affiliates (Note 3)	8,564	—	—
Special dividend income	3,011	—	—
Reversal of share-based compensation (Note 20)	73	158	304
Other, net	131	291	284

	13,052	(1,097)	2,893

Income before income taxes and minority interests	56,205	42,870	52,710

Provision for income taxes (Note 9):
Current	19,501	16,679	18,971
Deferred	3,783	(2,418)	2,204

	23,284	14,261	21,175

Income before minority interests	32,921	28,609	31,535
Income (loss) attributable to minority interests	—	(4)	8

Net income (Note 12)	¥32,921	¥28,613	¥31,527

Income (loss) attributable to minority interests	¥—	¥(4)	¥8
Income before minority interests	32,921	28,609	31,535

Other comprehensive income (Note 17):
Valuation difference on available-for-sale securities	1,708	9,701	6,092
Deferred losses on hedges (Note 4)	—	—	(38)
Foreign currency translation adjustment	94	898	638
Remeasurements of defined benefit plans, net of tax (Note 8)	—	—	10,366
Share of other comprehensive income of affiliates	6	307	61

Total other comprehensive income	1,808	10,906	17,119

Comprehensive income	¥34,729	¥39,515	¥48,654

Comprehensive income attributable to:
Comprehensive income attributable to owners of the parent	¥34,729	¥39,519	¥48,646
Comprehensive income attributable to minority interests	—	(4)	8

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Changes in Net Assets

	Millions of yen
	Shareholders’ equity					Accumulated other comprehensive income
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders’ equity	Valuation difference on available-for- sale securities	Deferred losses on hedges	Foreign currency translation adjustment	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Share subscription rights	Minority interests	Total net assets
Balance at 1st April, 2011 (unaudited)	¥18,600	¥14,994	¥264,866	¥(72,285)	¥226,175	¥6,258	¥—	¥(2,675)	¥—	¥3,583	¥1,317	¥—	¥231,075
Disposition of treasury stock	—	—	—	3,444	3,444	—	—	—	—	—	—	—	3,444
Loss on disposition of treasury stock	—	(194)	(735)	—	(929)	—	—	—	—	—	—	—	(929)
Net income	—	—	32,921	—	32,921	—	—	—	—	—	—	—	32,921
Cash dividends paid	—	—	(10,145)	—	(10,145)	—	—	—	—	—	—	—	(10,145)
Net changes other than in shareholders’ equity	—	—	—	—	—	1,708	—	100	—	1,808	103	—	1,911

Balance at 1st April, 2012	¥18,600	¥14,800	¥286,907	¥(68,841)	¥251,466	¥7,966	¥—	¥(2,575)	¥—	¥5,391	¥1,420	¥—	¥258,277
Cumulative effect of changes in accounting policies	—	—	(2,412)	2,369	(43)	—	—	—	—	—	—	—	(43)
Balance as restated	18,600	14,800	284,495	(66,472)	251,423	7,966	—	(2,575)	—	5,391	1,420	—	258,234

Purchase of treasury stock	—	—	—	(0)	(0)	—	—	—	—	—	—	—	(0)
Disposition of treasury stock	—	—	—	2,806	2,806	—	—	—	—	—	—	—	2,806
Loss on disposition of treasury stock	—	—	(57)	—	(57)	—	—	—	—	—	—	—	(57)
Net income	—	—	28,613	—	28,613	—	—	—	—	—	—	—	28,613
Cash dividends paid	—	—	(10,456)	—	(10,456)	—	—	—	—	—	—	—	(10,456)
Change of scope of equity method	—	—	704	—	704	—	—	—	—	—	—	—	704
Net changes other than in shareholders’ equity	—	—	—	—	—	9,971	—	935	—	10,906	(10)	78	10,974

Balance at 1st April, 2013 (unaudited)	¥18,600	¥14,800	¥303,299	¥(63,666)	¥273,033	¥17,937	¥—	¥(1,640)	¥—	¥16,297	¥1,410	¥78	¥290,818
Cumulative effect of changes in accounting policies	—	—	1,126	—	1,126	—	—	—	(2,274)	(2,274)	—	—	(1,148)
Balance as restated	18,600	14,800	304,425	(63,666)	274,159	17,937	—	(1,640)	(2,274)	14,023	1,410	78	289,670

Purchase of treasury stock	—	—	—	(0)	(0)	—	—	—	—	—	—	—	(0)
Disposition of treasury stock	—	—	—	3,796	3,796	—	—	—	—	—	—	—	3,796
Gain on disposition of treasury stock	—	203	—	—	203	—	—	—	—	—	—	—	203
Net income	—	—	31,527	—	31,527	—	—	—	—	—	—	—	31,527
Cash dividends paid	—	—	(10,476)	—	(10,476)	—	—	—	—	—	—	—	(10,476)
Net changes other than in shareholders’ equity	—	—	—	—	—	6,100	(38)	672	10,384	17,118	(437)	8	16,689

Balance at 31st March, 2014 (unaudited)	¥18,600	¥15,003	¥325,476	¥(59,870)	¥299,209	¥24,037	¥(38)	¥(968)	¥8,110	¥31,141	¥973	¥86	¥331,409

Nomura Research Institute, Ltd.

Consolidated Statements of Cash Flows

	Millions of yen
	Year ended 31st March,
	2012	2013	2014
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Income before income taxes and minority interests	¥56,205	¥42,870	¥52,710
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:
Depreciation and amortization	30,875	42,475	34,118
Interest and dividend income	(4,374)	(1,268)	(1,923)
Interest expense	71	6	59
Loss on property and equipment	—	7,732	—
Loss (gain) on investment securities	130	75	(45)
Gain on bargain purchase	—	(4,661)	—
Gain on investments in affiliates	(8,564)	—	—
Changes in operating assets and liabilities:
Accounts receivable and other receivables, net of advance payments received	(5,728)	1,834	(22,038)
Allowance for doubtful accounts	(42)	(7)	59
Accounts payable	1,482	(4,217)	5,716
Inventories	78	(18)	(1,041)
Provision for retirement benefits	(3,438)	(1,728)	(17,568)
Net defined benefit asset	—	—	(5,414)
Net defined benefit liability	—	—	3,666
Provision for loss on orders received	—	169	2,504
Other	834	(570)	(2,234)

Subtotal	67,529	82,692	48,569
Interest and dividends received	4,499	1,528	2,347
Interest paid	(72)	(56)	(86)
Income taxes paid	(18,889)	(15,564)	(16,990)

Net cash provided by operating activities	53,067	68,600	33,840

Cash flows from investing activities
Payments for time deposits	(782)	(1,111)	(922)
Proceeds from time deposits	853	1,051	951
Purchase of short-term investment securities	(13,234)	—	—
Proceeds from sales and redemption of short-term investment securities	14,910	11,800	—
Acquisition of property and equipment	(20,848)	(15,668)	(11,734)
Proceeds from sales of property and equipment	34	1,158	1
Purchase of software and other intangibles	(21,399)	(16,162)	(22,620)
Proceeds from sales of software and other intangibles	346	0	—
Payments for asset retirement obligations	(31)	(40)	(0)
Purchase of investment securities	(29,285)	(21,415)	(7,474)
Proceeds from sales and redemption of investment securities	5,351	6,614	10,450
Purchase of investments in affiliates	—	(2,264)	(903)
Proceeds from sales of investments in affiliates (Note 18)	16,326	—	—
Other	27	17	17

Net cash used in investing activities	¥(47,732)	¥(36,020)	¥(32,234)

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Cash Flows—(Continued)

	Millions of yen
	Year ended 31st March,
	2012	2013	2014
		(Unaudited)	(Unaudited)
Cash flows from financing activities
Increase in short-term loans payable	¥6,922	¥554	¥1,380
Decrease in short-term loans payable	(6,922)	(554)	(1,380)
Proceeds from long-term loans payable	—	—	20,000
Repayment of long-term loans payable	(2,575)	(2,506)	(2,368)
Proceeds from issuance of bonds	—	—	29,909
Redemption of convertible bonds	—	—	(49,994)
Repayment of obligation under finance leases	(53)	(107)	(128)
Proceeds from sales of treasury stock	2,337	2,344	4,285
Purchase of treasury stock	—	(0)	(0)
Cash dividends paid	(10,148)	(10,454)	(10,477)

Net cash used in financing activities	(10,439)	(10,723)	(8,773)

Effect of exchange rate changes on cash and cash equivalents	63	722	336

Net increase (decrease) in cash and cash equivalents	(5,041)	22,579	(6,831)
Cash and cash equivalents at beginning of year	82,085	77,044	99,623

Cash and cash equivalents at end of year (Note 11)	¥77,044	¥99,623	¥92,792

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

1. Significant Accounting Policies

Description of Business

The NRI Group (Nomura Research Institute, Ltd. (the “Company”) and its 21 consolidated subsidiaries) and its affiliates (4 companies) engage in the following four business services: “consulting services,” comprised of research, management consulting and system consulting; “system development & application sales,” comprised of system development and the sales of package software products; “system management & operation services,” comprised of outsourcing services, multi-user system services, and information services; and “product sales.” Information on the NRI Group’s operations by segment is included in Note 21.

Basis of Presentation

The accompanying consolidated financial statements of the NRI Group are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law.

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

Basis of Consolidation and Application of Equity Method

The accompanying consolidated financial statements for the years ended 31st March, 2012, 2013 and 2014 include the accounts of the Company and all companies which are controlled directly or indirectly by the Company. All subsidiaries (15, 21 and 21 for the years ended 31st March, 2012, 2013 and 2014, respectively) have been consolidated. The major consolidated subsidiaries are NRI Netcom, Ltd., NRI SecureTechnologies, Ltd., and NRI System Techno, LTD. as of 31st March, 2014.

The NRI Group’s investments in affiliated companies over which it has the ability to exercise significant influence are accounted for by the equity method, and, accordingly, the NRI Group’s share of such affiliates’ income or loss is included in consolidated income. All affiliated companies (2, 3 and 4 for the years ended 31st March, 2012, 2013 and 2014, respectively) have been accounted for by the equity method. The affiliated companies are Nippon Clearing Services Co., Ltd., MC NRI GLOBAL SOLUTIONS, INC., Daiko Clearing Services Corporation (“Daiko Clearing Services”) and Market Xcel Data Matrix Private Limited as of 31st March, 2014.

The NRI Group acquired shares of Market Xcel Data Matrix Private Limited during the year ended 31st March, 2014. As a result, Market Xcel Data Matrix Private Limited is newly accounted for by the equity method.

Cash Equivalents

Cash equivalents, as presented in the consolidated statements of cash flows, are defined as low-risk, highly liquid, short-term investments maturing within three months from their respective acquisition dates which are readily convertible into cash.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Investment Securities

The NRI Group holds investment securities in its major shareholder, Nomura Holdings, Inc. The Company’s investment in Nomura Holdings, Inc. is included in “Investments in affiliates.”

The NRI Group determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities based on its holding objectives. Available-for-sale securities include marketable securities and non-marketable securities.

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

Amortization of Software and Other Intangibles (other than leased assets)

Development costs of computer software to be sold are amortized by the straight-line method over a useful life of three years, based on the estimated volume of sales or the estimated sales revenue with the minimum amortization amount. Software intended for use by the NRI Group for the purpose of rendering customer services is being amortized by the straight-line method over useful lives of up to five years.

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

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Allowance for Doubtful Accounts

The allowance for doubtful accounts has been provided based on the NRI Group’s historical experience with respect to write-offs and an estimate of the amount of specific uncollectible accounts.

Provision for Loss on Orders Received

To prepare for future losses subsequent to the balance sheet date on orders received, a provision has been provided for loss orders received outstanding, when a loss is probable and the amount can be reasonably estimated as of the balance sheet date.

Retirement and Severance Benefits for Employees

In calculating retirement benefit obligations, the NRI Group has adopted the benefit formula basis as the method for attributing the expected retirement benefits to accounting periods. Actuarial gain and loss is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees (10 to 15 years) from the next fiscal year after the incurrence. Prior service cost is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees (15 years).

Revenue Recognition

Revenues arising from made-to-order software and consulting projects are recognized by the percentage-of-completion method. The percent completed is estimated by the ratio of the costs incurred to the estimated total costs.

Derivatives and Hedging Activities

The NRI Group uses derivative financial instruments such as forward foreign exchange contracts and interest rate swap contracts as means of hedging exposure to currency and interest rate risks.

Derivatives are stated at fair value with gains or losses recognized in the consolidated statement of income and comprehensive income. For derivatives used for hedging purposes, the gains and losses are deferred until the hedged item is recognized.

Forward foreign exchange contracts are entered into for the purpose of hedging the currency risk associated with foreign currency receivables and payables, including forecasted transactions, and interest rate swap contracts are entered into for the purpose of hedging the interest rate risk associated with the underlying borrowings.

As for the hedging instruments and hedged items, an evaluation of hedge effectiveness is performed for each hedging transaction. However, if the material conditions of the hedging instrument and the hedged item are the same and the hedging relationship is expected to be highly effective, an evaluation of the effectiveness is omitted.

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

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Changes in Accounting Policies

(Accounting for Retirement Benefits)

The NRI Group has adopted “Accounting Standard for Retirement Benefits” (Accounting Standards Board of Japan (ASBJ) Statement No. 26 of 17th May, 2012) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No.25 of 17th May, 2012) from the year ended 31st March, 2014. Under these accounting standards, unrecognized actuarial gains and losses and unrecognized prior service costs after tax are recorded in the net assets section as a component of accumulated other comprehensive income, and the amounts of retirement benefit obligations minus pension assets are recorded as a net defined benefit liability (or as a net defined benefit asset if the amounts of pension assets exceeds the retirement benefit obligations). In addition, the NRI Group reviewed the calculation method regarding retirement benefit obligations and service costs and changed the method of attributing expected retirement benefits to accounting periods from the straight-line basis to the benefit formula basis.

In accordance with transitional treatment in paragragh 37 of “Accounting Standard for Retirement Benefits”, at the beginning of the year ended 31st March, 2014, the amount of the impact resulting from recognition of net defined benefit liability was added to, or deducted from, remeasurements of defined benefit plans in accumulated other comprehensive income. In addition, the amount of the impact resulting from changes of calculation method of retirement benefit obligations and prior service costs was added to, or deducted from, retained earnings.

As a result, as of 1st April, 2013, ¥19,569 million was recorded as net defined benefit liability and accumulated other comprehensive income decreased by ¥2,274 million and retained earnings increased by ¥1,126 million. The amounts of the impacts on net assets per share and earnings per share are immaterial.

(Application of Practical Solution on Transactions of Delivering the Company’s Own Stock to Employees etc. through Trusts )

The Company has adopted “Practical Solution on Transactions of Delivering the Company’s Own Stock to Employees etc. through Trusts” (Practical Issues Task Force No. 30 of 25th March, 2013) and changed the corresponding accounting policy.

Before the change in the accounting policy, the Company had recognized the transfer of treasury stock not when the Company sold treasury stock to the “Employee Stock Ownership Trust” (the “ESOP Trust”) but when the ESOP Trust sold its holdings of treasury stock to the Employee Stock Ownership Group (the “ESOP Group”). Also, the Company had treated the earnings on stock in the ESOP Trust as expenses during the corresponding year that the gain was realized as the earnings would be distributed to the beneficiaries after termination of the ESOP Trust.

Due to the change in the accounting policy, the Company recognizes the transfer of treasury stock when the Company sells treasury stock to the ESOP Trust and records the acquisition costs of the Company’s shares that the ESOP Trust owns at the end of period in the net assets section as treasury stock. As for the earnings on stock in the ESOP Trust, the Company includes them in the liabilities section as a suspense account to be settled. The Company includes losses on stock in the ESOP Trust in the assets section as a suspense account to be settled and also records a provision when it is expected that the outstanding loans used to purchase shares will remain unsettled at termination of the ESOP Trust.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

This change in the accounting policy has been applied retrospectively, and the accompanying consolidated financial statements for the year ended 31st March, 2013 were adjusted accordingly. As a result, as of 31st March, 2013, retained earnings, treasury stock and net assets decreased by ¥1,759 million, ¥1,715 million and ¥44 million, respectively. The amounts of the impacts on net assets per share and earnings per share are immaterial.

As of 1st April, 2012, retained earnings, treasury stock and net assets decreased by ¥2,412 million, ¥2,369 million and ¥43 million, respectively.

Accounting Standards to Be Applied

(Accounting Standards for Business Combinations)

On 13th September, 2013, the ASBJ issued “Accounting Standard for Business Combinations” (ASBJ Statement No.21), “Guidance on Accounting Standard for Business Combinations and Business Divestitures” (ASBJ Guidance No.10), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22) and other revised accounting standards related to business combinations.

Under these revised accounting standards, the accounting treatment for changes in a parent’s ownership interest in a subsidiary when that parent retains control over the subsidiary in the additional acquisition of shares in the subsidiary and acquisition related costs were revised. In addition, the presentation method of net income was amended, the name “minority interests” was changed to “non-controlling interests,” and provisional accounting treatments were revised.

The date of application of these revised accounting standards is under consideration.

The impact of the application of these accounting standards on the consolidated financial statements is currently being evaluated.

Additional Information

(Transactions of Delivering the Company’s Own Stock to Employees etc. through Trusts)

The Company introduced a “Trust-type Employee Stock Ownership Incentive Plan” in March 2011. The purpose of this plan is to promote the Company’s perpetual growth by providing incentives to employees for increasing the Company’s corporate value in the mid- to long-term and to enhance benefits and the welfare of employees.

This is an incentive plan under which gains from the Company’s share price appreciation are distributed to all participants in the ESOP Group. The ESOP Trust was established exclusively for the ESOP Group to carry out this plan. The ESOP Trust acquired the number of the Company’s shares, which the ESOP Group would have acquired over a period of five years subsequent to the establishment of the ESOP Trust. Then, the ESOP Trust sells them to the ESOP Group each time the ESOP Group is to acquire of the Company’s shares. When the share price appreciates and earnings have accumulated in the ESOP Trust, upon its termination, a cash distribution of the funds will be made to beneficiaries. Since the Company guarantees the loans of the ESOP Trust taken out to purchase the Company’s shares, the Company is obligated to pay the remaining liabilities of the ESOP Trust under a guarantee agreement if any obligations remain unsettled upon termination of the ESOP Trust.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

The Company includes the assets and liabilities of the ESOP Trust at the end of the fiscal year in the accompanying consolidated balance sheet. The Company recognizes the transfer of treasury stock when the Company sells treasury stock to the ESOP Trust and records the acquisition costs of the Company’s shares that the ESOP Trust owns at the end of the fiscal year in the net assets section as treasury stock. As for the earnings on stock in the ESOP Trust, the Company records them in the liabilities section as a suspense account to be settled. The Company records the losses on stock in the ESOP Trust in the assets section as a suspense account to be settled and also a provision when it is expected that the outstanding loans used to purchase shares will remain unsettled at the termination of the ESOP Trust.

¥6,690 million (corresponding to 3,521 thousand shares of the Company held by the ESOP Trust) and ¥5,353 million (corresponding to 2,817 thousand shares of the Company held by the ESOP Trust) and the loan payable of the ESOP Trust of ¥6,703 million and ¥4,335 million are recorded in the accompanying consolidated balance sheets as of 31st March, 2013 and 2014, respectively.

2. Financial Instruments

1)	Qualitative information

(a)	Policy for financial instruments

In the course of business operations, the NRI Group raises short-term funds through bank loans and commercial paper, and raises long-term funds through bank loans and issuances of corporate bonds. The NRI Group manages funds by utilizing low-risk financial instruments. The NRI Group’s policy is to only enter into derivative transactions to reduce risks, and not for speculative purposes.

(b)	Details of financial instruments and related risk and risk management system

Although accounts receivable and other receivables, are exposed to customers’ credit risk, the historical loan loss ratio is low and those receivables are usually settled in a short period of time. The NRI Group tries to reduce credit risk by managing due dates and balances of each customer, as well as monitoring and analyzing customers’ credit status. Accounts payable as operating payables are usually settled in a short period of time. Although operating receivables and payables denominated in foreign currencies are exposed to exchange rate fluctuation risk, the risk is partially hedged by forward foreign exchange contracts. Investment securities, comprised of shares of companies with which the NRI Group has operational relationships, bonds and bond investment trusts, are exposed to issuers’ credit risk, risks of volatility of market prices, and foreign currency exchange and interest rates. To reduce these risks, the NRI Group monitors market value and the issuers’ financial status periodically. Long-term loans receivable is a construction assistance fund receivable due January 2017. Bonds and long-term loans payable, which are mainly for fund raising related to capital investments, are exposed to fluctuation risk of interest rates. The interest-rate risk related to bonds is hedged by interest rate swap contracts. As, for liquidity risk, the Company reduces the risk by managing the NRI Group’s overall funds with the cash flow forecast and ensuring stable sources of funding. Derivatives transactions are forward foreign exchange transactions to hedge the exchange rate fluctuation risk associated with receivables and payables in foreign currencies, including forecasted transactions and interest rate swap transactions to hedge the interest rate fluctuation risk associated with the borrowings. Hedge accounting has been applied to all derivative transactions. Although these are exposed to the credit risk of financial institutions, the NRI Group reduces the risk by doing business only with highly rated financial institutions. In executing of the transactions, the treasury department acts in accordance

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

with the resolution at board of directors, defining hedging transactions and related authority. Transaction results are regularly reported to the board of directors. An evaluation of hedge effectiveness is performed for each transaction. However, if the material conditions of the hedging instrument and the hedged item are the same and there is high effectiveness for each hedge transaction, an evaluation of hedge effectiveness is omitted.

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

The carrying amount of financial instruments on the consolidated balance sheets as of 31st March, 2013 and 2014 and estimated fair value are shown in the following table. The following table does not include non-marketable securities whose fair value is not readily determinable (see Note 2).

	Millions of yen
	31st March, 2013			31st March, 2014
	Carrying amount	Estimated fair value	Difference	Carrying amount	Estimated fair value	Difference
Assets:
Cash and bank deposits	¥10,274	¥10,274	¥—	¥9,886	¥9,886	¥—
Accounts receivable and other receivables	76,530	76,530	—	100,627	100,627	—
Short-term investment securities, investment securities, and investments in affiliates	180,870	178,257	(2,613)	178,994	176,636	(2,358)
Long-term loans receivable	7,937	8,367	430	8,056	8,376	320

Total	¥275,611	¥273,428	¥(2,183)	¥297,563	¥295,525	¥(2,038)

Liabilities:
Accounts payable	¥20,498	¥20,498	¥—	¥26,104	¥26,104	¥—
Bonds	—	—	—	30,000	30,057	57
Convertible bonds*1	49,996	49,996	—	—	—	—
Long-term loans payable*2	6,703	6,703	—	24,335	24,335	—

Total	¥77,197	¥77,197	¥—	¥80,439	¥80,496	¥57

Derivative transactions*3	¥—	¥—	¥—	¥(58)	¥(58)	¥—

*1	Convertible bonds as of 31st March, 2013 are the current portion of convertible bonds.
*2	Long-term loans payable included the current portion of long-term loans payable totaling ¥2,453 million and ¥2,280 million as of 31st March, 2013 and 2014, respectively.
*3	Receivables and payables arising from derivative transactions are offset and presented as a net amount with liabilities shown in parentheses.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Note 1:	Methods to determine the estimated fair value of financial instruments.

Assets

a.	Cash and bank deposits

Their carrying amount approximates the fair value due to the short maturity of these instruments.

b.	Accounts receivable and other receivables

Their carrying amount approximates the fair value due to the generally short maturities of these instruments. For those receivables due after one year, the present value is further discounted by the rate corresponding to the credit risk and the amount is presented in the consolidated balance sheets, therefore, the carrying amount approximates fair value.

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

Liabilities

a.	Accounts payable

Their carrying amount approximates the fair value due to the short maturity of these instruments.

b.	Bonds

The fair value of bonds is based on the quoted market price.

c.	Long-term loans payable

The fair value of long-term loans payable, to which variable rates are applied, approximates the carrying amount because the variable rates reflect market interest rates over a short term. Those with fixed interest rate, on the other hand, are calculated by discounting the total amount of principal and interest by an interest rate assumed to be applied if the similar loans were newly executed.

Derivative transactions

The fair values are calculated based on the quoted price obtained from counterparty financial institutions.

Note 2:	Non-marketable securities whose fair value is not readily determinable are as follows.

	Millions of yen
	31st March,
	2013	2014
Unlisted companies’ shares*[1]	¥7,959	¥11,110
Investments in partnerships*[2]	176	257

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

*1.	Unlisted companies’ shares are not measured at fair value because they have no market prices on exchanges, and their fair value is not readily determinable. Unlisted companies’ shares included investments in affiliates accounted for under the equity method totaling ¥1,069 million and ¥1,359 million as of 31st March, 2013 and 2014, respectively.
*2.	For investments in partnerships, when all or a part of the asset of partnership consist of non-marketable securities whose fair value is not readily determinable, such components are not measured at fair value.

Note 3:	Redemption schedule for cash and bank deposits, receivables and marketable securities with maturities at 31st March, 2013 and 2014

	Millions of yen
	31st March, 2013			31st March, 2014
	Due within one year	Due after one year through five years	Due after five years through ten years	Due within one year	Due after one year through five years	Due after five years through ten years
Cash and bank deposits	¥10,274	¥—	¥—	¥9,886	¥—	¥—
Accounts receivable	53,959	80	1	65,989	1,137	—
Investment securities:
Available-for-sale securities with maturities:
Government bonds	10,000	35,001	—	35,000	10,001	—
Corporate bonds	—	—	—	—	4,500	—
Long-term loans receivable	—	8,400	—	—	8,400	—

	¥74,233	¥43,481	¥1	¥110,875	¥24,038	¥—

*	Other receivables are not included in the above table as there is no applicable redemption schedule.

Note 4:	Repayment schedule for convertible bonds, bonds and long-term loans payable at 31st March, 2013 and 2014

	Millions of yen
	31st March, 2013
	Due within one year	Due after one year through two years	Due after two years through three years	Due after three years through four years	Due after four years through five years
Convertible bonds	¥49,996	¥—	¥—	¥—	¥—
Long-term loans payable*	2,453	2,416	1,834	—	—

	¥52,449	¥2,416	¥1,834	¥—	¥—

	Millions of yen
	31st March, 2014
	Due within one year	Due after one year through two years	Due after two years through three years	Due after three years through four years	Due after four years through five years
Bonds	¥—	¥—	¥15,000	¥—	¥15,000
Long-term loans payable*	2,280	2,055	—	—	20,000

	¥2,280	¥2,055	¥15,000	¥—	¥35,000

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

*	¥6,703 million and ¥4,335 million out of long-term loans payable at 31st March, 2013 and 2014 represent borrowings by the ESOP Trust upon introduction of the “Trust-type Employee Stock Ownership Incentive Plan.” Under the loan contracts, the timing of the installment payments is determined, but the amount of each installment payment is not specified. Therefore, the repayment schedule was calculated at an estimated amount by reference to the acquisition price of the Company’s shares that the ESOP Group was expected to purchase from the ESOP Trust.

3. Investments

The NRI Group did not hold any held-to-maturity securities with determinable market value at 31st March, 2013 and 2014.

The following is a summary of the information concerning available-for-sale securities included in short-term investment securities, investment securities and investments in affiliates at 31st March, 2013 and 2014:

Securities Classified as Available-for-Sale Securities

	Millions of yen
	31st March, 2013			31st March, 2014
	Acquisition cost	Carrying amount	Unrealized gain (loss)	Acquisition cost	Carrying amount	Unrealized gain (loss)
Equity securities	¥17,506	¥43,263	¥25,757	¥20,338	¥55,509	¥35,171
Bonds:
Government bonds	45,451	45,516	65	45,146	45,166	20
Corporate bonds	—	—	—	4,513	4,496	(17)

	45,451	45,516	65	49,659	49,662	3
Other	90,411	90,362	(49)	74,058	74,061	3

Total	¥153,368	¥179,141	¥25,773	¥144,055	¥179,232	¥35,177

Non-marketable securities whose fair value is not readily determinable were included in the above table. “Acquisition cost” in the above table is the carrying amount after recognizing impairment loss. Impairment loss on available-for-sale securities whose fair value is not readily determinable as a result of a permanent decline in value for the years ended 31st March, 2013 and 2014 amounted to ¥69 million and ¥16 million, respectively. The NRI Group has established a policy for the recognition of impairment losses under the following conditions:

i)	For marketable securities whose fair value has declined by 30% or more, the NRI Group recognizes impairment loss except in cases where the decline in fair value is expected to be recoverable.

ii)	For non-marketable securities whose fair value is not readily determinable, of which net asset value has declined by 50% or more, the NRI Group recognizes impairment loss except in cases where the decline in fair value is expected to be recoverable.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Proceeds from sales of available-for-sale securities during the years ended 31st March, 2012, 2013 and 2014 were as follows:

	Millions of yen
	31st March,
	2012	2013	2014
Proceeds (Note 18)	¥16,546	¥2	¥67
Gross gain	8,714	—	46
Gross loss	(22)	—	—

Non-marketable securities whose fair value is not readily determinable were included in the above table.

4. Derivative Transactions and Hedging Activities

There were no derivative transactions during the year ended 31st March, 2013. There were no derivative transactions to which hedge accounting was not applied during the year ended 31st March, 2014.

For the derivative transactions to which hedge accounting was applied as of 31st March, 2014, the contract amounts and estimated fair values of the hedging instruments are as follows.

	Millions of yen
	31st March, 2014
	Contract amount
	Total	Settled over one year	Estimated fair value*[1]
Forward foreign exchange contracts for accounts payable, accounted for by deferral hedge accounting method:
Buy: CNY	¥890	¥69	¥(2)

Interest rate swap contracts for bonds, accounted for by deferral hedge accounting method:
Fixed rate receipt, fixed rate payment*[2]	¥30,000	¥30,000	¥(56)

*1	The fair values are calculated based on the quoted price obtained from the counterpary financial institutions.
*2	These derivative transactions are used to hedge the fluctuation risk of interest rates until the interest determination date, which are used as the basis of bonds’ fixed interest payments.

5. Accounts Receivable and Other Receivables

For projects that have not been completed as of the balance sheet date, the percentage-of-completion method is applied and the estimated revenue to be earned from each project has been included in accounts receivable and other receivables in the amounts of ¥22,490 million and ¥33,501 million at 31st March, 2013 and 2014, respectively.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

6. Property and Equipment

Property and equipment at 31st March, 2013 and 2014 is summarized as follows:

	Years	Millions of yen
	Useful Life	31st March,
		2013	2014
Land		¥12,141	¥12,154
Buildings	15 – 50	78,756	82,567
Machinery and equipment	3 – 15	55,780	58,826
Leased assets		545	359
Accumulated depreciation		(83,766)	(91,138)

Property and equipment, net		¥63,456	¥62,768

7. Other Assets

Other assets at 31st March, 2013 and 2014 consisted of the following:

	Millions of yen
	31st March,
	2013	2014
Lease deposits	¥10,839	¥11,270
Other	4,340	5,505

Other assets	¥15,179	¥16,775

“Other” includes golf club memberships.

8. Retirement and Severance Benefits

The Company has a defined benefit pension plan, a lump-sum payment plan and a defined contribution pension plan. In addition to the plans, an extra retirement payment may be provided. The Company also has set up employee retirement benefit trusts for defined benefit pension plans as of 31st March, 2013 and also set up for defined benefit lump-sum payment plans during the year ended 31st March, 2014. Certain consolidated subsidiaries have defined benefit pension plans, defined benefit lump-sum payment plans, employees’ pension fund trusts and defined contribution pension plans. A description of multi-employer pensions is also included in this note.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

The following table sets forth the funded and accrued status of the retirement and severance benefit plans and the amounts recognized in the accompanying consolidated balance sheet at 31st March, 2013 for the NRI Group’s defined benefit plans and defined contribution pension plans:

Millions of yen
31st March,
2013
Retirement benefit obligation	¥(90,743)
Plan assets at fair value	69,423

Unfunded retirement benefit obligation	(21,320)
Unrecognized actuarial gain and loss	5,699
Unrecognized prior service cost	(1,947)

Net retirement benefit obligation	(17,568)
Prepaid pension cost	397

Provision for retirement benefits	¥(17,965)

Certain consolidated subsidiaries adopt the simplified method for calculating retirement benefit obligations.

Plan assets at fair value include those of the employee retirement benefit trust of ¥8,109 million at 31st March, 2013.

The substitutional portion of the employees’ pension fund is included in the above table.

Prior service liability is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees (15 years).

Actuarial gain and loss is amortized by the straight-line method over a defined period, not exceeding the average remaining service period of the employees (15 years and 10 to 15 years ended 31st March, 2012 and 2013, respectively) from the next fiscal year after the incurrence.

The components of retirement benefit expenses for the years ended 31st March, 2012 and 2013 for the NRI Group’s defined benefit plans and defined contribution plans are outlined as follows:

	Millions of yen
	31st March,
	2012	2013
Service cost	¥4,070	¥4,834
Interest cost	1,332	1,362
Expected return on plan assets	(546)	(676)
Recognized actuarial gain and loss	196	515
Recognized prior service liability	(195)	(195)

Subtotal	4,857	5,840
Other	1,728	1,809

Total	¥6,585	¥7,649

Retirement benefit expenses for the consolidated subsidiaries that adopt the simplified method are included in “Service cost.”

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Contributions to the defined contribution pension plan are included in “Other” in the above table.

The amount of employee contributions to the employees’ pension fund is excluded from the above table.

The assumptions used in accounting for the above plans are summarized as follows:

	31st March,
	2012	2013
Discount rate at the end of the year	1.8%	1.4%
Expected rate of return on plan assets	1.5	1.5

Weighted-average rates are used as of 31st March, 2013 in the above table.

The changes in defined benefit obligations for defined benefit plans for the year ended 31st March, 2014 are as follows:

Millions of yen
31st March, 2014
Balance at 1st April, 2013	¥88,992
Service cost	5,560
Interest cost	1,278
Actuarial gain and loss incurred	(1,688)
Benefits paid	(1,560)
Other	153

Balance at 31st March, 2014	¥92,735

The changes in plan assets for defined benefit plans for the year ended 31st March, 2014 are as follows:

Millions of yen
31st March, 2014
Balance at 1st April, 2013	¥69,423
Expected return on plan assets	915
Actuarial gain and loss incurred	14,326
Contributions	10,103
Benefits paid	(1,270)
Contributions to set up employee retirement benefit trust	15,000

Balance at 31st March, 2014	¥108,497

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

The reconciliation of defined benefit obligations and plan assets for the defined benefit plans to net defined benefit asset and net defined benefit liability recognized in the consolidated balance sheet as of 31st March, 2014 is as follows:

Millions of yen
31st March, 2014
Funded defined benefit obligations	¥91,905
Plan assets	(108,497)

Subtotal	(16,592)
Unfunded defined benefit obligations	831

Net amount of liabilities and assets recognized in the consolidated balance sheet	(15,761)

Net defined benefit liability	4,543
Net defined benefit asset	(20,304)

Net amount of liabilities and assets recognized in the consolidated balance sheet	¥(15,761)

*	Employee retirement benefit trusts have been set up for defined benefit lump-sum payment plans. The defined benefit lump-sum payment plans are included in funded defined benefit obligations above. Employee retirement benefit trusts for defined benefit lump-sum payment plans are also included in plan assets above.

The components of retirement benefit expenses for defined benefit plans for the year ended 31st March, 2014 are outlined as follows:

Millions of yen
31st March, 2014
Service cost	¥5,560
Interest cost	1,278
Expected return on plan assets	(915)
Recognized actuarial gain and loss	196
Recognized prior service cost	(195)
Other	2

Retirement benefit expenses for defined benefit plans	¥5,926

Actuarial gain and loss and prior service cost (before tax) recognized in remeasurements of defined benefit plans, net of tax, in other comprehensive income for the year ended 31st March, 2014 are as follows:

Millions of yen
31st March, 2014
Actuarial gain and loss	¥16,296
Prior service cost	(195)

Total	¥16,101

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Unrecognized actuarial gain and loss and unrecognized prior service cost (before tax) recognized in remeasurements of defined benefit plans in accumulated other comprehensive income as of 31st March, 2014 are as follows:

Millions of yen
31st March, 2014
Unrecognized actuarial gain and loss	¥10,852
Unrecognized prior service cost	1,753

Total	¥12,605

The major breakdown of plan assets as of 31st March, 2014 is as follows:

31st March, 2014
Equity securities	58.2%
Debt securities	31.2%
Other	10.6%

Total	100.0%

23.0% of an employee retirement benefit trust set up for defined benefit pension plans and defined benefit lump-sum payment plans is included in “Total” in the above table.

The long-term expected rate of return on plan assets for defined plan assets is determined by considering revenue projections by the Company and actual performance.

Actuarial assumptions for defined benefit plans as of 31st March, 2014 are as follows:

Discount rate at the end of the year	1.6%
Expected long-term rate of return on plan assets	1.5%

Weighted-average rates are used in the above table.

The required contribution for defined contribution pension plans of the NRI Group was ¥1,846 million as of 31st March, 2014.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

9. Income Taxes

The significant components of deferred income tax assets and liabilities at 31st March, 2013 and 2014 were as follows:

	Millions of yen
	31st March,
	2013	2014
Deferred income tax assets:
Provision for retirement benefits	¥8,283	¥—
Net defined benefit liability	—	9,164
Depreciation	13,425	11,918
Accrued bonuses	5,230	5,340
Other	3,205	4,084

	30,143	30,506
Deferred income tax liabilities:
Valuation difference on available-for-sale securities	(8,043)	(11,418)
Special tax-purpose reserve	(300)	(342)
Reserve for special depreciation	—	(137)
Undistributed earnings of foreign subsidiaries	(103)	(101)
Net defined benefit asset	—	(7,228)
Other	(103)	(48)

	(8,549)	(19,274)

Deferred income tax assets, net	¥21,594	¥11,232

Income taxes applicable to the NRI Group consisted of corporation, inhabitants’ and enterprise taxes which, in the aggregate, resulted in statutory tax rates of approximately 40.6%, 38.0% and 38.0% for the years ended 31st March, 2012, 2013 and 2014, respectively.

Reconciliations of the differences between the statutory income tax rates and the effective income tax rates after deferred tax effect in the consolidated statements of income and comprehensive income for the years ended 31st March, 2013 and 2014 are as follows:

	31st March,
	2013	2014
Statutory income tax rate	38.0%	38.0%
Reconciliation:
Non-deductible permanent differences, such as entertainment expenses	0.7	0.6
Non-taxable permanent differences, such as dividend income	(0.4)	(0.6)
Decrease in deferred income tax assets due to tax rate changes	—	2.4
Changes in non-deductible write-downs of investment securities and other items whose schedule of reversal is uncertain	(1.2)	(0.3)
Gain on burgain purchase	(4.1)	—
Others, net	0.3	0.1

Effective income tax rate after deferred tax effect	33.3%	40.2%

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

A reconciliation of the difference between the statutory income tax rate and the effective income tax rate after the deferred tax effect in the consolidated statement of income and comprehensive income for the year ended 31st March, 2012 has been omitted because the difference was immaterial.

On 31st March, 2014, the “Act to Partially Revise the Income Tax Act and Others” (Act No. 10 of 2014) was promulgated. As a result, the Special Reconstruction Corporation Tax will be repealed effective the fiscal year beginning 1st April, 2014. In response to the revision, the applicable statutory tax rate to calculate deferred income tax assets and liabilities expected to reverse after 31st April, 2014 has been reduced from 38.0% to 35.6%.

As a result, net deferred income tax assets decreased by ¥1,235 million and income tax expense increased by the same amount as of and for the fiscal year ended 31st March, 2014.

10. Net Assets

The Corporation Law of Japan provides that earnings in an amount equal to at least 10% of dividends of capital surplus and retained earnings shall be appropriated to the legal reserve until the aggregate amount of the legal reserve and additional paid-in capital equals 25% of the stated capital. The legal reserve and the additional paid-in capital account are available for appropriation by resolution of the shareholders. In accordance with the Corporation Law, the Company provides a legal reserve which is included in retained earnings. This reserve amounted to ¥570 million and ¥570 million at 31st March, 2013 and 2014, respectively.

Shares Issued and Treasury Stock

The total number and periodic changes in the number of shares issued and treasury stock for the years ended 31st March, 2013 and 2014 are summarized as follows:

	Thousands of shares
	Shares issued	Treasury stock*1 and 2
Number of shares at 31st March, 2012	225,000	28,835
Increase in number of shares	—	0
Decrease in number of shares	—	1,450
Number of shares at 31st March, 2013	225,000	27,385
Increase in number of shares	—	0
Decrease in number of shares	—	1,734

Number of shares at 31st March, 2014	225,000	25,651

*1	The number of common shares of treasury stock increased by 0 thousand due to the purchases of odd-lot shares for the years ended 31st March, 2013 and 2014. The number of common shares of treasury stock decreased by 1,345 thousand and 703 thousand due to the transfer of treasury stock from the ESOP Trust to the ESOP Group and decreased by 105 thousand and 1,030 thousand due to the exercise of stock options for the years ended 31st March, 2013 and 2014, respectively, and decreased by 0 thousand due to the exercise of convertible bonds for the year ended 31st March, 2013 and 2014.
*2	Treasury stock included 3,521 thousand and 2,817 thousand common shares of the Company owned by the ESOP Trust as of 31st March, 2013 and 2014, respectively.

Share subscription rights recorded in the accompanying consolidated balance sheet at 31st March, 2014 relate to the Company’s stock option plans described in Note 20.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Dividends

1)	Dividends paid

31st March, 2013
Resolution	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Cut-off date	Effective date
Meeting of the Board of Directors on 17th May, 2012*[1]	Common Stock	¥5,226	¥26.00	31st March, 2012	4th June, 2012
Meeting of the Board of Directors on 26th October, 2012*[2]	Common Stock	¥5,228	¥26.00	30th September, 2012	30th November, 2012

*1	Dividends of ¥126 million paid to the ESOP Trust are included in the total dividends amount.
*2	Dividends of ¥109 million paid to the ESOP Trust are included in the total dividends amount.

31st March, 2014
Resolution	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Cut-off date	Effective date
Meeting of the Board of Directors on 15th May, 2013*[1]	Common Stock	¥5,229	¥26.00	31st March, 2013	3rd June, 2013
Meeting of the Board of Directors on 25th October, 2013*[2]	Common Stock	¥5,247	¥26.00	30th September, 2013	29th November, 2013

*1	Dividends of ¥92 million paid to the ESOP Trust are included in the total dividends amount.
*2	Dividends of ¥81 million paid to the ESOP Trust are included in the total dividends amount.

2)	Dividends whose cut-off date is in the current fiscal year and whose effective date is in the following fiscal year

31st March, 2013
Resolution	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Cut-off date	Effective date	Source of dividends
Meeting of the Board of Directors on 15th May, 2013*	Common Stock	¥5,229	¥26.00	31st March, 2013	3rd June, 2013	Retained earnings

*	Dividends of ¥92 million paid to the ESOP Trust are included in the total dividends amount.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

31st March, 2014
Resolution	Type of shares	Total dividends (Millions of yen)	Dividends per share (Yen)	Cut-off date	Effective date	Source of dividends
Meeting of the Board of Directors on 14th May, 2014*	Common Stock	¥6,065	¥30.00	31st March, 2014	2nd June, 2014	Retained earnings

*	Dividends of ¥85 million paid to the ESOP Trust are included in the total dividends amount.

11. Cash and Cash Equivalents

A reconciliation between cash and bank deposits in the accompanying consolidated balance sheets and cash and cash equivalents in the accompanying consolidated statements of cash flows at 31st March, 2013 and 2014 is as follows:

	Millions of yen
	31st March,
	2013	2014
Cash and bank deposits	¥10,274	¥9,886
Short-term investment securities	90,186	83,804
Time deposits with maturities of more than three months when deposited	(837)	(898)

Cash and cash equivalents	¥99,623	¥92,792

12. Per Share Data

Earnings per share for the years ended at 31st March, 2012, 2013, and 2014 and net assets per share at 31st March, 2013 and 2014 are summarized as follows:

	Yen
	31st March,
	2012	2013	2014
Earnings per share	¥168.40	¥145.29	¥158.75
Diluted earnings per share	158.69	136.98	149.46

	Yen
	31st March,
	2013	2014
Net assets per share	¥1,464.11	¥1,657.15

The computation of earnings and net assets per share is based on the weighted-average number of shares of common stock outstanding during each year and the number of shares of common stock outstanding at each balance sheet date, respectively.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

The computation of earnings per share and diluted earnings per share for the years ended 31st March, 2012, 2013 and 2014 is as follows:

	Millions of yen
	31st March,
	2012	2013	2014
Numerator:
Earnings	¥32,921	¥28,613	¥31,527
Earnings not attributable to common shareholders	(—)	(—)	(—)

Earnings attributable to common shareholders	¥32,921	¥28,613	¥31,527

	Thousands of shares
Denominator:
Weighted-average number of shares of common stock outstanding—basic*	195,492	196,937	198,594
Potentially dilutive shares of common stock:
Convertible bonds	11,839	11,839	11,742
Stock options	119	100	597

Total	11,958	11,939	12,339

Weighted-average number of shares of common stock outstanding—diluted	207,450	208,876	210,933

*	The Company’s shares owned by the ESOP Trust are included in treasury stock. The weighted-average numbers of shares the ESOP Trust owned were 4,155 thousand and 3,139 thousand during the years ended 31st March, 2013 and 2014, respectively.

The following potentially issuable shares of common stock would have an antidilutive effect and thus have not been included in the diluted earnings per share calculation for the years ended 31st March, 2012, 2013 and 2014:

	Shares
	31st March,
	2012	2013	2014
a) 6th share subscription rights	340,000	280,000	—
b) 8th share subscription rights	367,500	315,000	255,000
c) 10th share subscription rights	417,500	335,000	—
d) 12th share subscription rights	440,000	428,000	—
e) 14th share subscription rights	445,000	445,000	—
f) 16th share subscription rights	392,500	392,500	—
g) 18th share subscription rights	—	385,000	—
h) 20th share subscription rights	—	—	385,000

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

The computation of net assets per share at 31st March, 2013 and 2014 is summarized as follows:

	Millions of yen
	31st March,
	2013	2014
Numerator:
Net assets	¥290,818	¥331,409
Share subscription rights	(1,410)	(973)
Minority interests	(78)	(86)

Net assets attributable to common stock	¥289,330	¥330,350

Thousands of shares
Denominator:
Number of shares of common stock outstanding*	197,615	199,349	199,349

*	The Company’s shares owned by the ESOP Trust are included in treasury stock. The ESOP Trust owned 3,521 thousand and 2,817 thousand shares of the Company as of 31st March, 2013 and 2014, respectively.

13. Leases

1)	As lessee

Future minimum lease payments for noncancelable operating leases at 31st March, 2013 and 2014 are summarized as follows:

	Millions of yen
	31st March,
	2013	2014
Future minimum lease payments:
Due within one year	¥5,579	¥3,832
Thereafter	11,689	9,355

Total	¥17,268	¥13,187

2)	As lessor

Future minimum lease payments to be received from operating leases as lessor at 31st March, 2013 and 2014 are summarized as follows:

	Millions of yen
	31st March,
	2013	2014
Future minimum lease payments to be received:
Due within one year	¥129	¥21
Thereafter	14	4

Total	¥143	¥25

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

14. Provision for Loss on Orders Received Included in Cost of Sales

Provision for loss on orders received included in cost of sales amounted to ¥165 million and ¥2,504 million for the years ended 31st March, 2013 and 2014, respectively.

15. Selling, General and Administrative Expenses

The details of selling, general and administrative expenses for the years ended 31st March, 2012, 2013 and 2014 are summarized as follows:

	Millions of yen
	31st March,
	2012	2013	2014
Personnel expenses	¥31,491	¥31,676	¥32,034
Rent	4,716	4,701	4,685
Subcontractor costs	8,401	8,823	9,640
Other	12,278	12,408	13,092

Total	¥56,886	¥57,608	¥59,451

16. Research and Development Expenses

Research and development expenses included in selling, general and administrative expenses amounted to ¥3,643 million, ¥3,643 million and ¥3,903 million for the year ended 31st March, 2012, 2013 and 2014, respectively.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

17. Consolidated Statements of Income and Comprehensive Income

Reclassification adjustments relating to other comprehensive income for the years ended 31st March, 2013 and 2014 are summarized as follows.

	Millions of yen
	31st March,
	2013	2014
Valuation difference on available-for-sale securities
Amount arising during the fiscal year	¥13,941	¥9,415
Reclassification adjustments	—	(11)

Valuation difference on available-for-sale securities	13,941	9,404

Deferred losses on hedges
Amount arising during the fiscal year	—	(58)

Deferred losses on hedges	—	(58)

Foreign currency translation adjustment
Amount arising during the fiscal year	898	638

Foreign currency translation adjustment	898	638

Remeasurements of defined benefit plans
Amount arising during the fiscal year	—	16,013
Reclassification adjustments	—	87

Remeasurements of defined benefit plans	—	16,100

Share of other comprehensive income of affiliates accounted for using the equity method
Amount arising during the fiscal year	307	14
Reclassification adjustments	—	47

Share of other comprehensive income of affiliates accounted for using the equity method	307	61

Total other comprehensive income before tax effect adjustment	15,146	26,145

Tax effect	(4,240)	(9,026)

Total other comprehensive income	¥10,906	¥17,119

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Tax effects relating to components of other comprehensive income for the years ended 31st March, 2013 and 2014 are summarized as follows:

	Millions of yen
	31st March,
	2013	2014
Valuation difference on available-for-sale securities
Before-tax amount	¥13,941	¥9,404
Tax benefit (expense)	(4,240)	(3,312)

Net-of-tax amount	9,701	6,092

Deferred losses on hedges
Before-tax amount	—	(58)
Tax benefit (expense)	—	20

Net-of-tax amount	—	(38)

Foreign currency translation adjustment
Before-tax amount	898	638
Tax benefit (expense)	—	—

Net-of-tax amount	898	638

Remeasurements of defined benefit plans
Before-tax amount	—	16,100
Tax benefit (expense)	—	(5,734)

Net-of-tax amount	—	10,366

Share of other comprehensive income of affiliates accounted for using the equity method
Before-tax amount	307	61
Tax benefit (expense)	—	—

Net-of-tax amount	307	61

Total other comprehensive income
Before-tax amount	15,146	26,145
Tax benefit (expense)	(4,240)	(9,026)

Net-of-tax amount	¥10,906	¥17,119

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

18. Related Party Transactions

Related party transactions for the years ended 31st March, 2012, 2013 and 2014 and the respective balances at 31st March, 2013 and 2014 were as follows:

1)	Transactions

		Millions of yen
		31st March,
Related party	Nature of transaction	2012	2013	2014
a) Major shareholder:
Nomura Holdings, Inc.	Sales*[1]	¥51,750	¥66,427	¥58,051
	Exchange of shares*[2]	17,873	—	—
b) Major shareholder’s subsidiaries:
The Nomura Trust & Banking Co., Ltd.	Repayment of borrowings*[3]	2,028	1,973	—
	Payments of interest*[3]	53	39	—
Nomura Real Estate Development Co., Ltd.*[4]	Rent*[5]	1,637	1,637	—

2)	Balances

		Millions of yen
		31st March,
Related party	Nature of transaction	2013	2014
a) Major shareholder:
Nomura Holdings, Inc.	Accounts receivable and other receivables*[1]	¥7,542	¥10,001
b) Major shareholder’s subsidiaries:
The Nomura Trust & Banking Co., Ltd.	Long-term loans payable*[3]	5,281	—
Nomura Real Estate Development Co., Ltd.*[4]	Long-term loans receivable*[5]	7,937	—
	Lease deposits*[5]	1,793	—

*1	The terms and conditions of the agreements were determined in the same way as ordinary transactions with non-related parties through discussions with consideration of costs associated with system development, application sales and system management and operation.
*2	The share exchange involved shares of Nomura Land and Building Co., Ltd. owned by the Company and shares of Nomura Holdings, Inc. The Company received 118 shares of Nomura Holdings, Inc. for each Nomura Land and Building Co., Ltd. share in reference to the valuation results provided by third-party appraisers and the results of the calculation after applying the average market share price method.
The amount above was calculated based on the market value as of the effective date.
The Company sold the shares of Nomura Holdings, Inc. that it received in the exchange to a third party, and a gain on the sale of the shares is recognized as “Gain on investments in affiliates” in the accompanying consolidated statement of income and comprehensive income for the year ended 31st March, 2012.
*3	The borrowing represents loans by the ESOP Trust upon introduction of the “Trust-type Employee Stock Ownership Incentive Plan.” The term of the borrowing is five years (final repayment is in April 2016), with variable interest rates. The borrowing is being repaid semiannually in installments, and the borrowing rate has been determined based on the Company’s credit risk.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

*4	Nomura Real Estate Development Co., Ltd., which was a subsidiary of the Company’s major shareholder “Nomura Holdings, Inc.,” ceased to be a Nomura Holdings Inc.’s subsidiary and related party of the Company as of 21st March, 2013. In the above table, however, transactions with Nomura Real Estate Development Co., Ltd. cover transactions to the end of the year ended 31st March, 2013, and balances are those as of 31st March, 2013.
*5	Long-term loans receivable is a construction assistance fund receivable corresponding to an office lease deposit to be refunded in a lump sum 10 years after the initial guarantee deposit was made (January 2017). The difference between the initial fair value, calculated as the disbursement amount discounted by the market interest rate, and the initial loan amount is recognized as a long-term prepaid expense and is being allocated as rent expense over 10 years (amount is not included in the transaction amount of the rent presented above). The difference between the initial fair value and the reimbursement amount is being allocated as an interest receivable over 10 years.
With regard to the rent, as presented above, the Company pays rent and a lease deposit (guarantee deposit), which were determined by considering market prices of similar properties.

19. Contingent Liabilities

There were no material contingent liabilities at 31st March, 2013 and 2014.

20. Stock Option Plans

The Company issued the following share subscription rights for the purchase of new shares of common stock in accordance with the former Commercial Code of Japan or the Corporation Law of Japan.

For the years ended 31st March, 2012, 2013 and 2014, the Company recognized and allocated share-based compensation cost as follows:

	Millions of yen
	31st March,
	2012	2013	2014
Cost of sales	¥167	¥158	¥240
Selling, general and administrative expenses	184	158	225

Total	¥351	¥316	¥465

For the years ended 31st March, 2012, 2013 and 2014, the Company recognized reversal of share-based compensation as follows:

	Millions of yen
	31st March,
	2012	2013	2014
Reversal of share-based compensation	¥73	¥158	¥304

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

A description of each stock option plan as of 31st March, 2014 is summarized as follows:

	6th stock option plan	8th stock option plan	10th stock option plan
Grantee categories and numbers of grantees	36 directors or managing officers of the Company, and 6 directors of its subsidiaries	37 directors, managing officers or employees of the Company, and 6 directors of its subsidiaries	36 directors or managing officers of the Company, and 6 directors of its subsidiaries

Number of shares reserved	400,000	422,500	417,500

Grant date	11th September, 2006	10th July, 2007	8th July, 2008

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2009	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2010	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2011

Service period	From 1st July, 2006 to 30th June, 2009	From 1st July, 2007 to 30th June, 2010	From 1st July, 2008 to 30th June, 2011

Exercisable period	1st July, 2009 to 30th June, 2013	1st July, 2010 to 30th June, 2014	1st July, 2011 to 30th June, 2015

	12th stock option plan	14th stock option plan	16th stock option plan
Grantee categories and numbers of grantees	39 directors or managing officers of the Company, and 7 directors of its subsidiaries	39 directors or managing officers of the Company, and 8 directors of its subsidiaries	37 directors or managing officers of the Company, and 5 directors of its subsidiaries

Number of shares reserved	440,000	445,000	392,500

Grant date	15th July, 2009	18th August, 2010	11th July, 2011

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2012	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2013	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2014

Service period	From 1st July, 2009 to 30th June, 2012	From 1st July, 2010 to 30th June, 2013	From 1st July, 2011 to 30th June, 2014

Exercisable period	1st July, 2012 to 30th June, 2016	1st July, 2013 to 30th June, 2017	1st July, 2014 to 30th June, 2018

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

	17th stock option plan	18th stock option plan	19th stock option plan
Grantee categories and numbers of grantees	38 directors, managing officers or employees of the Company, and 5 directors of its subsidiaries	35 directors or managing officers of the Company, and 6 directors of its subsidiaries	36 directors, managing officers or employees of the Company, and 6 directors of its subsidiaries

Number of shares reserved	90,500	385,000	88,500

Grant date	11th July, 2011	13th July, 2012	13th July, 2012

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2012	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2015	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2013

Service period	From 1st July, 2011 to 30th June, 2012	From 1st July, 2012 to 30th June, 2015	From 1st July, 2012 to 30th June, 2013

Exercisable period	1st July, 2012 to 30th June, 2013	1st July, 2015 to 30th June, 2019	1st July, 2013 to 30th June, 2014

	20th stock option plan	21st stock option plan
Grantee categories and numbers of grantees	35 directors or managing officers of the Company, and 5 directors of its subsidiaries	36 directors, managing officers or employees of the Company, and 5 directors of its subsidiaries

Number of shares reserved	385,000	88,500

Grant date	12th July, 2013	12th July, 2013

Vesting conditions	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2016	Holders must be in continuous employment from the grant date to the vesting date of 30th June, 2014

Service period	From 1st July, 2013 to 30th June, 2016	From 1st July, 2013 to 30th June, 2014

Exercisable period	1st July, 2016 to 30th June, 2020	1st July, 2014 to 30th June, 2015

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

The following table summarizes options activity under the stock option plans referred to above during the year ended 31st March, 2014:

	Number of shares
	6th stock option plan	8th stock option plan	10th stock option plan	12th stock option plan	14th stock option plan	16th stock option plan	17th stock option plan	18th stock option plan	19th stock option plan	20th stock option plan	21st stock option plan
Non-vested:
Beginning of the year	—	—	—	—	445,000	392,500	—	385,000	88,500	—	—
Granted	—	—	—	—	—	—	—	—	—	385,000	88,500
Forfeited	—	—	—	—	—	—	—	—	—	—	—
Vested	—	—	—	—	(445,000)	—	—	—	(88,500)	—	—
End of the year	—	—	—	—	—	392,500	—	385,000	—	385,000	88,500
Vested:
Beginning of the year	280,000	315,000	335,000	428,000	—	—	19,000	—	—	—	—
Vested	—	—	—	—	445,000	—	—	—	88,500	—	—
Exercised	—	—	(227,500)	(378,000)	(332,500)	—	(19,000)	—	(73,000)	—	—
Forfeited	(280,000)	(60,000)	—	—	—	—	—	—	—	—	—
End of the year	—	255,000	107,500	50,000	112,500	—	—	—	15,500	—	—

*	For the stock options which become unexercisable, the Company has applied the same accounting treatment as to forfeited stock options. The numbers of stock options presented above reflect such accounting treatment.

Price information per option for each stock option plan as of 31st March, 2014 is summarized as follows:

	Yen
	6th stock option plan	8th stock option plan	10th stock option plan	12th stock option plan	14th stock option plan	16th stock option plan	17th stock option plan	18th stock option plan	19th stock option plan	20th stock option plan	21st stock option plan
Exercise price	¥3,282	¥3,680	¥2,650	¥2,090	¥2,010	¥1,869	¥1	¥1,766	¥1	¥3,420	¥1
Average price on exercise	—	—	3,288	3,088	3,333	—	2,960	—	3,308	—	—
Fair value on grant date	865	1,030	631	539	284	460	1,792	412	1,690	859	3,343

The exercise price and fair value on the grant date as of 31st March, 2014 reflect the five-for-one stock split on 1st April, 2007.

Fair value as of the grant date for stock options which were issued during the year ended 31st March, 2014 was estimated using the Black-Scholes option pricing model with the following assumptions:

	20th stock option plan	21st stock option plan
Expected volatility*[1]	33.7%	23.0%
Expected remaining period*[2]	4.97 years	1.47 years
Expected dividend yield*[3]	¥52 per share	¥52 per share
Risk-free interest rate*[4]	0.291%	0.118%

*1	Expected volatility is estimated based on the recent actual stock price in relation to the expected remaining period for each plan.
*2	As it is difficult to estimate the expected remaining period in a reasonable manner, it is determined to be the period from the grant date to the mid-point of the exercisable period.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

*3	Expected dividend yield is the expected annual dividend amount for the year ended 31st March, 2014 as of the date of the grant.
*4	Risk-free interest rate represents the interest rate of governmental bonds whose remaining period corresponds to the expected remaining period of stock options.

Because it is difficult to estimate the forfeited number of stock options for future periods, estimation of the vested number is based upon actual forfeitures in prior periods.

21. Segment Information

Segment Information

1)	Outline of reportable segments

The NRI Group’s reportable segments, for which separate financial information is available, are evaluated periodically by management in deciding the allocation of management resources and in assessing business performances. The NRI Group has classified its segments, comprehensively considering services, customers and markets totally, and four segments have been determined as reportable segments.

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

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

3)	Net sales, profit (loss), assets and other items by reportable segment

	Millions of yen
	Year ended 31st March, 2012
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*[1]	Total	Adjustment*[2]	Consolidated*[3]
Net sales:
Sales to external customers	¥21,686	¥202,628	¥71,919	¥30,789	¥327,022	¥8,520	¥335,542	¥13	¥335,555
Intersegment sales or transfers	122	91	317	74,069	74,599	3,282	77,881	(77,881)	—

Total	21,808	202,719	72,236	104,858	401,621	11,802	413,423	(77,868)	335,555

Segment profit	¥3,011	¥21,435	¥4,259	¥11,230	¥39,935	¥727	¥40,662	¥2,491	¥43,153

Segment assets	¥10,505	¥101,371	¥26,053	¥74,488	¥212,417	¥5,893	¥218,310	¥184,474	¥402,784
Other items:
Depreciation and amortization	¥78	¥16,331	¥1,371	¥11,086	¥28,866	¥364	¥29,230	¥1,645	¥30,875
Investment in affiliates	—	729	—	—	729	158	887	—	887
Increase in tangible and intangible fixed assets	94	19,566	3,913	16,903	40,476	342	40,818	347	41,165

*1	Some subsidiaries provide system development and system management and operation services that are not included in the above reportable segments.
*2	Descriptions of adjustments are as follows:
(a)	Individual items included in adjustment of segment profit were immaterial.
(b)	The segment asset adjustment of ¥184,474 million is comprised of corporate assets not allocated to a reportable segment of ¥186,003 million and the eliminations of intersegment receivables of ¥(1,529) million.
(c)	Individual items included in adjustment of depreciation and amortization were immaterial.
(d)	Individual items included in adjustment of increase in tangible and intangible fixed assets were immaterial.
*3	Segment profit is adjusted to operating profit in the consolidated statement of income and comprehensive income.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

	Millions of yen
	Year ended 31st March, 2013
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*[1]	Total	Adjustment*[2]	Consolidated*[3]
Net sales:
Sales to external customers	¥22,761	¥219,755	¥83,615	¥28,850	¥354,981	¥8,908	¥363,889	¥2	¥363,891
Intersegment sales or transfers	148	162	48	74,526	74,884	3,812	78,696	(78,696)	—

Total	22,909	219,917	83,663	103,376	429,865	12,720	442,585	(78,694)	363,891

Segment profit	¥2,801	¥22,280	¥6,478	¥10,061	¥41,620	¥1,137	¥42,757	¥1,210	¥43,967

Segment assets	¥11,436	¥91,287	¥34,788	¥72,704	¥210,215	¥8,085	¥218,300	¥213,922	¥432,222
Other items:
Depreciation and amortization	¥71	¥27,952	¥1,680	¥11,138	¥40,841	¥383	¥41,224	¥1,251	¥42,475
Investment in affiliates	—	9,582	—	—	9,582	282	9,864	—	9,864
Increase in tangible and intangible fixed assets	75	12,469	3,150	14,211	29,905	723	30,628	420	31,048

*1	Some subsidiaries provide system development and system management and operation services that are not included in the above reportable segments.
*2	Descriptions of adjustments are as follows:
(a)	Individual items included in adjustment of segment profit were immaterial.
(b)	The segment asset adjustment of ¥213,922 million is comprised of corporate assets not allocated to a reportable segment of ¥215,646 million and the eliminations of intersegment receivables of ¥(1,724) million.
(c)	Individual items included in adjustment of depreciation and amortization were immaterial.
(d)	Individual items included in adjustment of increase in tangible and intangible fixed assets were immaterial.
*3	Segment profit is adjusted to operating profit in the consolidated statement of income and comprehensive income.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

	Millions of yen
	Year ended 31st March, 2014
	Reportable segment
	Consulting	Financial IT Solutions	Industrial IT Solutions	IT Platform Services	Subtotal	Others*[1]	Total	Adjustment*[2]	Consolidated*[3]
Net sales:
Sales to external customers	¥25,631	¥225,314	¥87,322	¥37,580	¥375,847	¥10,085	¥385,932	¥—	¥385,932
Intersegment sales or transfers	190	32	68	77,044	77,334	5,248	82,582	(82,582)	—

Total	25,821	225,346	87,390	114,624	453,181	15,333	468,514	(82,582)	385,932

Segment profit	¥4,708	¥27,809	¥8,409	¥6,471	¥47,397	¥1,281	¥48,678	¥1,139	¥49,817

Segment assets	¥14,658	¥101,925	¥36,865	¥80,138	¥233,586	¥9,044	¥242,630	¥226,380	¥469,010
Other items:
Depreciation and amortization	¥75	¥18,265	¥2,047	¥12,096	¥32,483	¥489	¥32,972	¥1,146	¥34,118
Investment in affiliates	136	10,609	—	—	10,745	384	11,129	—	11,129
Increase in tangible and intangible fixed assets	52	19,591	4,227	8,822	32,692	849	33,541	338	33,879

*1	Some subsidiaries provide system development and system management and operation services that are not included in the above reportable segments.
*2	Descriptions of adjustments are as follows:
(a)	Individual items included in adjustment of segment profit were immaterial.
(b)	The segment asset adjustment of ¥226,380 million is comprised of corporate assets not allocated to a reportable segment of ¥228,204 million and the eliminations of intersegment receivables of ¥(1,824) million.
(c)	Individual items included in adjustment of depreciation and amortization were immaterial.
(d)	Individual items included in adjustment of increase in tangible and intangible fixed assets were immaterial.
*3	Segment profit is adjusted to operating profit in the consolidated statement of income and comprehensive income.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Related information

1)	Information by products and services

Sales to external customers classified by products and services for the years ended 31st March, 2012, 2013 and 2014 is summarized as follows:

	31st March, 2012
	Millions of yen	YoY Change
Consulting services	¥36,099	9.5%
System development and application sales	125,557	7.2
System management and operation services	164,084	(1.5)
Product sales	9,815	1.1

Total	¥335,555	2.8%

	31st March, 2013
	Millions of yen	YoY Change
Consulting services	¥39,079	8.3%
System development and application sales	140,478	11.9
System management and operation services	174,990	6.6
Product sales	9,344	(4.8)

Total	¥363,891	8.4%

	31st March, 2014
	Millions of yen	YoY Change
Consulting services	¥42,233	8.1%
System development and application sales	143,213	1.9
System management and operation services	187,361	7.1
Product sales	13,125	40.5

Total	¥385,932	6.1%

2)	Information by geographical area

Information by geographical area is omitted, because sales and tangible fixed assets in Japan constituted more than 90% of total sales and tangible fixed assets for the years ended 31st March, 2013 and 2014.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

3)	Information by major customer

	31st March, 2012
	Millions of yen	Percentage of total sales	Change	Related segment
Nomura Holdings, Inc.	¥89,474	26.7%	17.9%	Financial IT Solutions

Seven & i Holdings Co., Ltd.	39,998	11.9	0.9	Industrial IT Solutions and Financial IT Solutions
* Sales to subsidiaries of major customers and sales to major customers through leasing companies are included in the above table.

	31st March, 2013
	Millions of yen	Percentage of total sales	Change	Related segment
Nomura Holdings, Inc.	¥100,984	27.8%	12.9%	Financial IT Solutions

Seven & i Holdings Co., Ltd.	44,984	12.4	12.5	Industrial IT Solutions and Financial IT Solutions
* Sales to subsidiaries of major customers and sales to major customers through leasing companies are included in the above table.

	31st March, 2014
	Millions of yen	Percentage of total sales	YoY Change	Related segment
Nomura Holdings, Inc.	¥90,688	23.5%	(10.2)%	Financial IT Solutions

Seven & i Holdings Co., Ltd.	40,888	10.6	(9.1)	Industrial IT Solutions and Financial IT Solutions
* Sales to subsidiaries of major customers and sales to major customers through leasing companies are included in the above table.

Information about impairment loss on fixed assets for each reportable segment

Years ended 31st March, 2012, 2013 and 2014

Not applicable.

Information about amortized amount of goodwill and unamortized balance of goodwill for each reportable segment

Year ended 31st March, 2012

Not applicable.

Years ended 31st March, 2013 and 2014

Information is omitted because the amount is immaterial.

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Information about gains on bargain purchase for each reportable segment

Years ended 31st March, 2012 and 2014

Not applicable.

Year ended 31st March, 2013

In the Financial IT Solutions segment, the NRI Group acquired additional shares of Daiko Clearing Services during the year ended 31st March, 2013. As a result, Daiko Clearing Services is newly accounted for by the equity method. A gain on bargain purchase of ¥4,661 million was recorded by the Company as an extraordinary gain for the year ended 31st March, 2013 in relation to this transaction.

22. Subsequent Events

Business combination through acquisition

A resolution for the acquisition of additional shares of Daiko Clearing Services, which was an affiliate accounted for by the equity method, to make it a consolidated subsidiary was approved at the Board of Directors’ meeting held on 14th March, 2014. The Company concluded a share transfer agreement dated 14th March, 2014 and completed the acquisition of shares on 1st April, 2014.

1)	An outline of this business combination is as follows:

(a)	Name of acquired company and business

Name of acquired company: Daiko Clearing Services

Business: Back-office business, IT service business, securities brokerage business and financial business

(b)	Main reasons for business combination

The purpose of the business combination is to strengthen the collaborative relationship with Daiko Clearing Services primarily for the securities back-office business and related businesses. The Company intends to develop a system to provide a wide range of customers with higher value-added services by utilizing IT solution services of the Company and the know-how regarding back-office services of Daiko Clearing Services.

(c)	Date of business combination

1st April, 2014

(d)	Legal form of business combination

Acquisition of shares by cash

(e)	Name of company after business combination

The company’s name is unchanged.

(f)	Percentage of voting rights acquired by the Company

Percentage of voting rights held by the Company immediately prior to this business combination: 41.3%

Nomura Research Institute, Ltd.

Notes to the Consolidated Financial Statements—(Continued)

31st March, 2012, 2013 (unaudited) and 2014 (unaudited)

Percentage of voting rights acquired on the date of the business combination: 9.8%

Percentage of voting rights held after the acquisition: 51.1%

(g)	Main reason for determination of the acquiring company

The Company acquired a majority of the voting rights and clearly has control over the decision-making body of the acquiree.

2)	Details on acquisition cost of the acquired company

		Millions of yen
Consideration Paid	Fair value of shares of acquired company held immediately prior to the business combination	¥7,832
Direct Costs	Cash used to additionally acquire the shares of acquired company	1,863
	Advisory costs, etc.	20

Acquisition Cost		¥9,715

3)	Difference between acquisition cost and total cost of individual investments leading to the acquisition

Loss on step acquisition in the amount of ¥1,664 million resulted from the difference between the acquisition cost and the total cost of individual investments leading to the acquisition.

4)	Amount of gain on negative goodwill and reason for recognition.

A gain on negative goodwill of ¥3,374 million will be recorded for the year ending 31st March, 2015 because the market value of the net assets acquired on the date of the business combination exceeded the acquisition cost.

5)	Information on assets acquired and liabilities assumed on the date of the business combination

Millions of yen
Current assets	¥41,655
Fixed assets	12,385

Total assets	54,040

Current liabilities	26,234
Fixed liabilities	2,873

Total liabilities	¥29,107

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ KOJI NAGAI
	Name:	Koji Nagai
	Title:	Group Chief Executive Officer

Date: June 26, 2014

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

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

15.2	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma and Toshinori Kanemoto entered into a Limitation of Liability Agreement, substantially in the form of this exhibit.
(2)	The Company and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.