Form 20-F
period 2015-03-31
NOMURA HOLDINGS INC
filed 2015-06-25
CIK 1163653

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

As of March 31, 2015, 3,598,865,213 shares of Common Stock were outstanding, including 36,793,618 shares represented by 36,793,618 American Depositary Shares.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table shows selected financial information as of and for the years ended March 31, 2011, 2012, 2013, 2014 and 2015 which is derived from our consolidated financial statements included in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2011	2012	2013	2014	2015
Statement of income data:
Revenue	¥1,385,492	¥1,851,760	¥2,079,943	¥1,831,844	¥1,930,588
Interest expense	254,794	315,901	266,312	274,774	326,412

Net revenue	1,130,698	1,535,859	1,813,631	1,557,070	1,604,176
Non-interest expenses	1,037,443	1,450,902	1,575,901	1,195,456	1,257,417

Income before income taxes	93,255	84,957	237,730	361,614	346,759
Income tax expense	61,330	58,903	132,039	145,165	120,780

Net income	¥31,925	¥26,054	¥105,691	¥216,449	¥225,979
Less: Net income (loss) attributable to noncontrolling interests	3,264	14,471	(1,543)	2,858	1,194

Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥28,661	¥11,583	¥107,234	¥213,591	¥224,785

Balance sheet data (period end):
Total assets	¥36,692,990	¥35,697,312	¥37,942,439	¥43,520,314	¥41,783,236
Total NHI shareholders’ equity	2,082,754	2,107,241	2,294,371	2,513,680	2,707,774
Total equity	2,091,636	2,389,137	2,318,983	2,553,213	2,744,946
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income attributable to NHI shareholders—basic	¥7.90	¥3.18	¥29.04	¥57.57	¥61.66
Net income attributable to NHI shareholders—diluted	7.86	3.14	28.37	55.81	60.03
Total NHI shareholders’ equity(1)	578.40	575.20	618.27	676.15	752.40
Cash dividends(1)	8.00	6.00	8.00	17.00	19.00
Cash dividends in USD(2)	$0.10	$0.07	$0.08	$0.17	$0.16
Weighted average number of shares outstanding (in thousands)(3)	3,627,799	3,643,481	3,692,796	3,709,831	3,645,515

Return on equity(4):	1.4%	0.6%	4.9%	8.9%	8.6%

Notes:

(1)	Calculated using the number of shares outstanding at year end.
(2)	Calculated using the Japanese Yen - U.S. Dollar exchange rate of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
(3)	The number shown is used to calculate basic earnings per share.
(4)	Calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity.

Foreign Exchange

Fluctuations in exchange rates between the Japanese Yen and U.S. Dollar will affect the U.S. Dollar equivalent of the Japanese Yen price of our shares and ADSs and the U.S. Dollar amounts received on conversion of cash dividends. The following table provides the noon buying rates for Japanese Yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese Yen per $1.00.

Year ended March 31	High	Low	Average(1)	Year end
2011	¥94.68	¥78.74	¥85.00	¥82.76
2012	85.26	75.72	78.86	82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96

Calendar year 2015	High	Low
January	¥120.20	¥116.78
February	120.38	117.33
March	121.50	119.01
April	120.36	118.80
May	124.18	119.09
June (through June 19)	125.58	122.70

(1)	Average rate represents the average of rates available on the last business day of each month during the year.

The noon buying rate for Japanese Yen on June 19, 2015 was $1.00 = ¥122.70

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

For example, the global financial crisis that originated with the collapse of Lehman Brothers Holding Inc. (“Lehman Brothers”) in 2008, and the worsening of financial issues in the peripheral countries of the Eurozone in 2011, including Greece, have adversely influenced major global financial markets.

In addition and as described later, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country.

If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. Even in the absence of a prolonged market or economic downturn, changes in market volatility or governmental fiscal and monetary policy changes in Japan, or in any other country or region where we conduct business, including the actions taken by the Bank of Japan or any other international central banking authorities and other changes in the environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management business, in most cases, we charge fees and commissions for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management business.

Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients. For example, due in part to the continued slowdown in financing activities resulting primarily from the worsened and prolonged impact of the European sovereign debt crisis in 2011, our Investment Banking net revenue for the years ended March 31, 2012 and March 31, 2013 decreased by 15.9% and 15.0% from the previous years, respectively.

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

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underlyings, as well as loans, reverse repurchase agreements and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets that we do not own, or have short positions, an upturn in prices of the assets could expose us to potentially significant losses. Although we seek to mitigate these position risks with a variety of hedging techniques, these market movements could result in us incurring losses. We can also incur losses if the financial system is overly stressed and the markets move in a way we have not anticipated.

Our businesses have been, and may continue to be, affected by changes in market volatility levels. Certain of our trading businesses such as those engaged in trading and arbitrage opportunities depend on market volatility to generate revenues. Lower volatility may lead to a decrease in business opportunities which may affect the results of operations of these businesses. On the other hand, higher volatility, while it can increase trading volumes and spreads, also increases risk as measured by Value-at-Risk (“VaR”) and may expose us to higher risks in connection with our market-making and proprietary businesses. It can also cause us to reduce outstanding positions or size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. We also structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability by changing the business. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2015, absent other changes, we estimate that the aggregate fair value of assets that will be required to post as additional collateral in connection with our derivative contracts would have been approximately ¥15.2 billion and ¥39.4 billion, respectively.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding large and concentrated positions of certain securities can expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization, acquiring newly-issued convertible debt securities through third-party allotment or providing business solutions to meet clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”).

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate, which may make it difficult to sell, hedge or value such assets which we hold. Also, in the event that a market fails in pricing such assets, it will be difficult to estimate their value. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to Over-The-Counter (“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market may become unable to price financial instruments held by us, this could lead to unanticipated losses.

Our hedging strategies may not prevent losses

We use a variety of financial instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical behavior of market data, the movement of each data in future financial market may not be the same as was observed in the past. As a result, we may suffer large losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

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

We may have to recognize impairment charges with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. We also possess tangible and intangible assets besides those stated above.

We may have to recognize impairment charges, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and if recognized, they may adversely affect our financial condition and results of operations. For example, during the years ended March 31, 2014 and March 31, 2015 we recognized goodwill impairment charges of ¥2,840 million and ¥3,188 million, respectively.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our business. We define liquidity risk as the risk of losses arising from difficulty in securing the necessary funding or from incurring a significantly higher cost of funding than normal levels due to deterioration in the Nomura group’s creditworthiness or deterioration in market conditions. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of mid/long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access unsecured or secured funding

We continuously access unsecured funding from issuance of securities in the short-term credit markets and debt capital markets as well as bank borrowings to finance our day-to-day operations, including refinancing. We also enter into repurchase agreements and securities lending transactions to raise secured funding for our trading businesses. An inability to access unsecured or secured funding or funding at significantly higher cost than normal levels could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn,

•	regulatory authorities take significant action against us, or

•	our credit rating is downgraded.

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as reductions in banks’ lending capacity, a severe disruption of the financial and credit markets, negative views about the general prospects for the investment banking, brokerage or financial services industries, or negative market perceptions of Japan’s financial soundness.

We may be unable to sell assets

If we are unable to raise funds or if our liquidity declines significantly, we will need to liquidate assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, or we may have to sell at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell may be impaired by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could impact our funding

Our funding depends significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. Future downgrades could increase our funding costs and limit our funding. This, in turn, could adversely affect our result of operations and our financial condition. In addition, other factors which are not specific to us may impact our funding, such as negative market perceptions of Japan’s financial soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements. These include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the Great East Japan Earthquake in March 2011, fiscal problems in the U.S. and European countries which became apparent starting the same year and the political crisis in Ukraine which began in late 2013, but also more specifically the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements laws and other related rules which may make our trading strategy obsolete, less competitive or no longer viable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

We may be exposed to losses when third parties that are indebted to us do not perform their obligations

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•

the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to nondelivery by the counterparty, such as monoline insurers (financial guarantors) which are counterparties to credit default swaps or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Issues related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the creditworthiness of or a default by, a certain financial institution could lead to significant liquidity problems or losses in, or defaults by, other financial institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our funding operations may be adversely affected if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

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

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has undergone deregulation. In accordance with the amendments to the Securities and Exchange Law of Japan (which has been renamed as the Financial Instruments and Exchange Act of Japan (“FIEA”) since September 30, 2007), effective from December 1, 2004, banks and certain other financial institutions became able to enter into the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were deregulated. Therefore, as our competitors will be able to cooperate more closely with their affiliated commercial banks, banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the sales and trading, investment banking and retail businesses.

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

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Under such competitive environment, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to maintain and develop our operations in these regions and the U.S. After the acquisition, however, the global economy started to slow down, and both regulation and supervision have tightened around the world. In light of this challenging business environment, we have endeavored to reallocate our management resources to optimize our global operations and thereby improve our profitability. However, failure to realize the full benefits of these efforts may adversely affect our global businesses, financial condition and results of operations.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect on us or cause reputational harm to us, which in turn could adversely affect our business prospects, financial condition and results of operations. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business.

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

During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time. See Note 20 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report for further information regarding the significant investigations, lawsuits and other legal proceedings that we are currently facing.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

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

In particular, various reforms to financial regulatory frameworks, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”), have been put in place. The exact details of the implementation of these proposals and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. See Item 4.B “Regulation” within this annual report for more information about such regulations.

Changes in regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Implementation of new regulations or strengthening of existing regulations, including the Basel III measures announced by the Basel Committee on Banking Supervision (“Basel Committee”) have been determined or are under consideration by international organizations such as the G-20, Financial Stability Board (“FSB”), International Organization of Securities Commissions (“IOSCO”) and Basel Committee, or governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These changes in regulations, if they are applied to us, may require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Furthermore, the FSB and the Basel Committee annually update the list of global systemically important banks (“G-SIBs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIBs. Additionally, G-20 Finance Ministers and Central Bank Governors requested the FSB and the Basel Committee to expand the G-SIB framework to domestic systemically important banks (“D-SIBs”), and in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for D-SIBs. In addition, the FSB and IOSCO have published assessment methodologies for identifying Non-bank Non-insurer Global Systemically Important Financial Institutions (“NBNI G-SIFIs”), for public consultation. The costs and impact on us as described above may further increase if we are identified as a G-SIB, a D-SIB or a NBNI G-SIFI in the future.

Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

We recognize deferred tax assets on our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in accounting standards in the future, we may reduce the deferred tax assets recognized in our consolidated balance sheets. As a result, it could adversely affect our financial condition and results of operations. See Note 15 “Income taxes” in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

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

In August 2012, Nomura Securities Co., Ltd. (“NSC”), the Company’s subsidiary, received a business improvement order from the FSA with respect to flaws recognized in connection with the management of entity-related information for public stock offerings. In response to the order, NSC, as of December 2012, has implemented and completed a series of improvement measures and is working to enhance and strengthen its information management structure to prevent similar incidents from occurring in the future.

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

Our business is subject to various operational risks

We classify and define operational risk as the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk. Types of operational risk may include the following, each of which could result in financial losses, disruption in our business, litigation from third parties, regulatory/supervisory actions, restrictions or penalties, and/or damage to our reputation:

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

•	the disruption of our business due to communicable diseases, or

•	suspension or malfunction of internal or third party systems, or unauthorized access, misuse, computer viruses and cyber-attacks affecting such systems.

Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We may become the target of attempted unauthorized access, computer viruses or malware, and other cyber-attacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyber-attacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.

While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed.

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information in compliance with applicable laws, rules and regulations, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information (including leakage of information by external service providers). In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses in dealing with any such problems.

The Company is a holding company and depends on payments from subsidiaries

The Company heavily depends on dividends, distributions and other payments from subsidiaries to make payments on the Company’s obligations. Regulatory and other legal restrictions, such as those under the Companies Act, may limit the Company’s ability to transfer funds freely, either to or from the Company’s subsidiaries. In particular, many of the Company’s subsidiaries, including the Company’s broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, NSC, Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to the Company. These laws and regulations may hinder the Company’s ability to access funds needed to make payments on the Company’s obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which could have an adverse impact on our financial condition and results of operations. Depending on the conditions of the markets, we may also not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired values.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring impairment losses

We have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period which may have an adverse effect on our financial condition and results of operations.

We may face an outflow of clients’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our clients with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, debt securities that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody.

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

Our expansion overseas accelerated in 1967, when the Company acquired a controlling interest in Nomura International (Hong Kong) Limited for the purpose of conducting broker-dealer activities in the Hong Kong capital markets. Subsequently, we established a number of other overseas subsidiaries, including Nomura Securities International, Inc. in the U.S. in 1969 as a broker-dealer and Nomura International Limited, now Nomura International plc, in the U.K. in 1981, which acts as an underwriter and a broker, as well as other overseas affiliates, branches and representative offices.

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

The Company has proactively engaged in establishing a governance framework to ensure transparency in the Company’s management. Among other endeavors, when the Company adopted a holding company structure and was listed on the New York Stock Exchange (“NYSE”) in 2001, the Company installed Outside Directors. In addition, in June 2003, the Company further strengthened and increased the transparency of the Company’s oversight functions by adopting the Company with Three Committees (previously known as the Committee System), a system in which management oversight and business execution functions are clearly separated.

In 2008, to pave the way for future growth, the Company acquired and integrated the operations of Lehman Brothers in Asia Pacific, Europe and the Middle East.

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

Our business consists of our Retail, Asset Management and Wholesale divisions which are described in further detail below. See also Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

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

To enhance its corporate value, Nomura places significance on earnings per share (“EPS”) and will seek to maintain sustained improvement of management’s target.

Our Business Divisions

Retail

In Retail, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of local branches, including our head office, was 159 as of the end of March 2015. We offer investment consultation services to meet the medium- to long-term needs of our clients. The aggregate market value of our client assets increased ¥17.8 trillion to ¥109.5 trillion as of the end of March 2015 from ¥91.7 trillion a year ago. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.

We continue to focus on delivering top-quality solutions including our broad range of products and services through face-to-face meetings, online and call center channels, so that Nomura Group can sustainably be a trusted partner to our clients.

Asset Management

We conduct our asset management business, which consists of the development and management of investment trusts and investment advisory services, primarily through NAM. NAM is the largest asset management company in Japan in terms of assets under management in investment trusts as of March 31, 2015. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create business opportunities. In order to make these opportunities available, NAM manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through NSC as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank Co., Ltd. Investment trusts are also offered in defined contribution pension plans. We also provide investment advisory services to public pension funds, private pension funds, governments and their agencies, central banks and institutional investors globally.

Wholesale

Our Wholesale Division consists of Global Markets, Investment Banking and certain other non-Retail operations, providing our corporate and institutional clients with timely, high value-added services tailored to their needs.

Global Markets

Global Markets provides research, sales, trading, and market-making of fixed income and equity-related products.

Our global fixed income offerings include, among other products, government securities, interest rate derivatives, investment-grade and high-yield corporate bonds, credit derivatives, G-10 and emerging markets foreign exchange, asset-backed securities and mortgage-related products, in over-the-counter (“OTC”) and listed markets. We are also primary dealers in the Japanese government securities market as well as in the Asian, European and U.S. markets. These product offerings are underpinned by our global structuring function which tailors ideas and trading strategies for our institutional and corporate client base.

Our global equity-related products include equity securities, ETFs, convertible securities, listed futures & options and OTC equity derivatives. In addition, we offer execution services based on cutting-edge electronic trading technology to help clients navigate through the complex market structure and achieve best execution. Nomura is also a member of various exchanges around the world, with leading positions on the London and Tokyo stock exchanges.

These product offerings are underpinned by our global structuring function which provides tailored ideas and trading strategies for our institutional and corporate clients as well as our retail franchise.

Investment Banking

We offer a broad range of investment banking services to a diverse range of corporations, financial institutions, sovereigns, financial sponsors and others. We aim to develop and fortify solid relationships with these clients on a long-term basis by providing them with our extensive resources for each bespoke solution.

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

We capitalize on the linkages between our Retail, Asset Management and Wholesale Divisions to offer various financial instruments such as equity securities, debt securities, investment trusts and variable annuity insurance products, for the short, medium, and long-term, with different risk levels. We seek to provide proprietary Nomura expertise to clients through various media such as our investment reports and internet-based trading services.

Our Research Activities

We have an extensive network of intellectual capital with key research offices in Tokyo, Hong Kong and other major markets in the Asia-Pacific region, as well as in London and New York. Nomura is recognized as a leading content provider with an integrated global approach to providing capital markets research. Our analysts collaborate closely across regions and disciplines to track changes and spot future trends in politics, economics, foreign exchange, interest rates, equities, credit and as well as provide quantitative analysis.

Our Information Technology

We believe that information technology is one of the key success factors for our overall business and intend to develop and maintain a solid technology platform to ensure that the Nomura Group is able to fulfill the various needs of our clients. Accordingly, we will continue to invest, enhance and adapt a technology platform to ensure it remains suitable for each business segment.

In our Retail Division, we have already implemented a new core system and related systems have also been enhanced. We are also continuously working on improving our internet-based and smartphone platforms.

In our Wholesale Division, we have enhanced our technology platform to provide better risk management and also to increase trading capabilities through platforms allowing direct market access and algorithmic trading. In order to improve support of Wholesale operations, we will continue to increase utilization of our offshore service entities in India.

In our corporate functions in Japan, which support both our Retail and Wholesale Divisions, we implemented new settlement and accounting systems while decommissioning our legacy system in order to improve IT efficiency.

Our recent focus is cyber security. In order to prevent potential damage as well as take immediate actions in case a security threat occurs, we are strengthening measures in four areas, which are system implementation, trainings and drills, organizational emergency plans and information sharing with external institutions. In March 2015, we established a global team specializing in cyber security measures called the Computer Security Incident Response Team (“CSIRT”).

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

Regulatory Changes. A bill to amend the FIEA was submitted to the Diet of Japan on March 9, 2012 and was passed on September 6, 2012. A part of the amendment, based on the declaration reached at the G-20 Pittsburg Summit in September 2009 to enhance transparency of the settlement of over-the-counter (“OTC”) derivative transactions, requires Financial Instruments Business Operators (Kinyu Shouhin Torihiki Gyousha in Japanese) to trade certain OTC derivative contracts through an electronic trading platform and to report such OTC derivative contracts to repositories. The amendment is scheduled to become effective on September 1, 2015.

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

Regulatory Changes. In response to the financial markets crisis, governments and regulatory authorities in various jurisdictions have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. In July 2010, the U.S. enacted the Dodd-Frank Act which is now the subject of a multi-agency rulemaking process. The rulemakings include, (i) create a tighter regulatory framework for OTC derivatives to promote transparency and impose conduct rules in that marketplace; (ii) establish a process for designating nonbank financial firms as Systemically Important Financial Institutions (“SIFIs”), subject to increased (and sometimes new) prudential oversight including early remediation, capital standards, resolution authority and new regulatory fees; (iii) prohibit material conflicts of interest between firms that package and sell asset-backed securities (“ABS”) and firms that invest in ABS; (iv) establish risk retention requirements for ABS; and (v) a number of executive compensation mandates, including rules to curtail incentive compensation that promotes excessive risk taking. The new regulatory framework for OTC derivatives includes mandates for clearing transactions with designated clearing organizations, exchange trading, new capital requirements, bilateral and variation margin for non-cleared derivatives, reporting and recordkeeping, and internal and external business conduct rules. Some U.S. derivatives rules may be applied extraterritorially and therefore impact some non-U.S. Nomura entities.

Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing nonbank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) new regulations regarding the role of credit rating agencies, investment advisors and others. To facilitate the transition to the requirements of the Dodd-Frank Act, the Commodity Futures Trading Commission issued an exemptive order in July 2013 (“Exemptive Order”) that granted market participants temporary conditional relief from certain provisions of the Commodity Exchange Act, as amended by the Dodd-Frank Act. As the Exemptive Order expired on December 21, 2013 some U.S. derivatives rules are now being applied extraterritorially and are now therefore impacting some non-U.S. Nomura entities. In addition, Title VII of the Dodd-Frank Act gives the SEC regulatory authority over “security-based swaps” which are defined under the act as swaps based on a single security or loan or a narrow-based group or index of securities. Security-based swaps are included within the definition of “security” under the U.S. Securities and Exchange Act of 1934 and the U.S. Securities Act of 1933. On May 1, 2013, the SEC proposed rules and interpretive guidance addressing cross-border security-based swap activities. On June 25, 2014, the SEC finalized some (but not all) of the cross-border rules, namely key foundational definitions and registration calculations that will become operative once the SEC sets a timeframe for the security-based swap dealer registration process to begin. Additionally, on April 29, 2015, the SEC proposed rules that would apply certain Dodd-Frank Act requirements to security-based swaps of a non-U.S. person connected with its security-based swap dealing activity that it arranges, negotiates or executes using its personnel or personnel of its agent located in the United States. Once final, these rules will also be applied extraterritorially and impact some non-U.S. Nomura entities. The exact details of the Dodd-Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards. In addition to the rulemakings required by the Dodd-Frank Act, the SEC is considering other rulemakings that will impact Nomura’s U.S. entities. While these rules have not been formally proposed, they have been publicly reported in the U.S. Office of Management and Budget’s (“OMB”) “Current Regulatory Plan and Unified Agenda of Regulatory and Deregulatory Actions.” The SEC’s Division of Trading and Markets is considering recommending that the SEC propose an amendment to its net capital rule that would prohibit a broker-dealer that carries customer accounts from having a ratio of total assets to regulatory capital in excess of a certain level. The Division of Trading and Markets is also considering a number of changes to equity market structure rules.

On July 19, 2011, the Financial Stability Board published a consultative document to establish a global framework to improve authorities’ capacity to resolve failing SIFIs without systemic disruption and exposing taxpayers to the risk of loss. The proposed measures require Global SIFIs (“G-SIFIs”) to prepare and maintain recovery and resolution plans (“RRPs”) by December 2012. In light of such a global framework, the U.K. Financial Services Authority (“U.K. FSA”) (which has now been replaced by the U.K. PRA and FCA) published a consultation paper on August 9, 2011 containing its proposals for RRPs. The consultation paper covered a requirement for banks and large investment firms in the U.K. (including G-SIFIs) to prepare and maintain RRPs. In a separate discussion paper, the U.K. FSA explores matters relevant to resolving financial services firms, including the resolution of trading books, enhancing the resolution toolkit and bail-ins. In May 2012, the U.K. FSA published a feedback statement setting out its approach to ensure firms develop appropriate recovery plans and resolution packs and a further update was issued by the U.K. FSA in February 2013. In December 2013, the U.K. PRA published a policy statement setting out final rules which require banks, building societies and U.K. PRA-regulated investment firms to produce recovery plans (identification of options to recover financial strength in stress situations) and resolution packs (information to support resolution planning by the authorities). These rules were amended in January 2015 as part of the U.K. implementation of the EU Bank Recovery and Resolution Directive (“BRRD”), which entered into force on June 12, 2014. The BRRD also aims to implement Financial Stability Board recommendations on recovery and resolution regimes for financial institutions and for U.K. purposes it will partially supersede the existing U.K. regime. The BRRD applies to banks and investment firms operating in EU member states, including EU branches and subsidiaries of third country firms. It includes requirements for the preparation of RRPs by institutions and regulators. It also creates various powers for EU regulators to intervene to resolve institutions at risk of failure, including the ability to sell or transfer all or part of an institution (similar to existing U.K. regulatory powers) and the introduction of a debt write down or bail-in tool. Specific provision is also made to facilitate cross-border crisis management and the recognition of third country recovery and resolution action in relation to third country banking and investment groups. As part of the bail-in rules, firms will be required to maintain capital resources sufficient to meet the stipulated minimum requirement for eligible liabilities (“MREL”). The MREL requirement will likely overlap with the global capital standards on total loss absorbing capacity (“TLAC”) for Global Systemically Important Banks (“G-SIBS”), which are currently under development by the Financial Stability Board and which are likely to result in enhanced minimum capital and leverage standards for banks within scope.

There are a number of regulatory developments that impact capital requirements for U.K. regulated entities. Most significant of these is Basel III, as adopted into EU law through the fourth Capital Requirements Directive and Capital Requirements Regulation (together, “CRD IV”), which came into force on January 1, 2014. The aim of CRD IV is to strengthen the resilience of the EU banking sector so it is better placed to absorb economic shocks while ensuring that banks continue to finance economic activity and growth. CRD IV sets out requirements for minimum capital requirements for banks and investment firms and also introduced new capital and liquidity buffers.

The new framework also modifies treatment of bank exposures to central counterparties, resulting in increased capital charges (though still preferential relative to bilateral exposures), as well as qualifying conditions that must be met by central counterparties before institutions may benefit from the preferential treatment. CRD IV introduces the concept of the leverage ratio, although further legislation is required to implement a binding requirement. The directive introduces corporate governance requirements with a more rigorous supervision of risks by directors as well as management or supervisory boards. The rules concern the composition of boards, their functioning and their role in risk oversight and strategy in order to improve the effectiveness of risk oversight by boards. The regulation requires firms to make increased Pillar 3 disclosures about their corporate governance arrangements. CRD IV also sets out requirements in relation to remuneration policies including limitations on the basic salary to bonus ratio (can be raised to a maximum of 1:2 with the approval of shareholders) for certain staff.

On October 20, 2011, the European Commission published draft legislation for the Directive on markets in financial instruments repealing Directive 2004/39/EC of the European Parliament and of the Council. The legislation has been split into two parts: the Markets in Financial Instruments Directive (“MiFID”) and the Markets in Financial Instruments Regulation (“MiFIR”). On May 13, 2014, the Council of the European Union announced that it had adopted MiFID II and MiFIR. The majority of the new rules will come into force in January 2017. The legislation seeks to introduce wide-reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by mandating the clearing of such transactions through central clearing counterparties and exchanges. The new framework introduces a market structure which seeks to close certain loopholes and ensures that trading, wherever appropriate, takes place on regulated platforms. It introduces rules on high frequency trading and aims to improve the transparency and oversight of financial markets. The revised MiFID also aims to strengthen the protection of investors by introducing more robust organisational and conduct requirements and by strengthening the role of management bodies. The new framework also increases the role and supervisory powers of regulators and establishes powers to prohibit or restrict the marketing and distribution of certain products in well-defined circumstances. A harmonised regime for granting access to EU professional markets for firms from third countries, based on an equivalence assessment of third country jurisdictions by the Commission, is introduced.

In May 2014, the European Securities and Markets Authority (“ESMA”) launched the consultation process for the implementation of the revised MiFID II and MiFIR by publishing a consultation paper and a discussion paper. MiFID II/MiFIR contains over 100 requirements for ESMA to draft regulatory technical standards (“RTS”) and implementing technical standards (“ITS”) and to provide technical advice to the European Commission to allow it to adopt delegated acts. The main issues covered in the papers are divided into those addressing the structure, transparency and regulation of financial markets, and those aimed at strengthening investor protection. The consultation paper requests comments on the technical advice that ESMA is required to deliver to the European Commission by December 2014 and the discussion paper will provide the basis for a further consultation paper on the draft RTS and ITS which is expected to be issued in late 2014/early 2015. At the U.K. level, the U.K. FCA has also published various commentary on MiFID II, including a Discussion Paper published in March 2015, which discusses the FCA’s approach to those areas of MiFID II for which the U.K. has discretion in relation to implementation.

The European Market Infrastructure Regulation (“EMIR”) introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR was adopted on July 4, 2012 and entered into force on August 16, 2012. EMIR applies to any entity established in the European Union that is a legal counterparty to a derivative contract, even when trading with non-EU firms. It may also have extraterritorial impact in certain circumstances. Many of the EMIR requirements have entered into force throughout 2013 and 2014, although some elements have yet to be implemented. When fully implemented, EMIR will require entities that enter into any form of derivative contract to: report every derivative contract that they enter to a trade repository; implement new risk management standards, including operational processes and margining, for all bilateral over-the-counter derivatives trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. Nomura is in the process of implementing the various EMIR requirements across work streams in accordance with their respective compliance dates.

On October 20, 2011, the European Commission published draft legislation for the review of the Market Abuse Directive (“MAD II”). The dossier has been split into two parts: the Market Abuse Directive (criminal sanctions for market abuse, which the U.K. has not opted into as it will maintain its existing criminal sanctions regime) and the Market Abuse Regulation. In June 2014 the Market Abuse Regulation and Market Abuse Directive were published in the EU Official Journal. The Market Abuse Regulation shall enter into application in July 2016. Member States have two years to transpose the Market Abuse Directive on criminal sanctions for market abuse into their national law. The new rules on market abuse update and strengthen the existing framework to ensure greater market integrity and investor protection, replacing the existing Market Abuse Directive. The Market Abuse Directive requires all Member States to provide for harmonised criminal offences of insider dealing and market manipulation, and to impose maximum criminal penalties of not less than 4 and 2 years imprisonment, respectively, for the most serious market abuse offences.

In February 2013, the European Commission published draft legislation for the review of the current EU anti-money laundering rules, in the form of proposals for the Fourth Money Laundering Directive (“MLD4”). Political agreement was reached by EU authorities on MLD4 in May 2015 and it is expected to enter into force during the next few months and to be implemented by EU Member States in 2017. MLD4 aims to update and strengthen the current EU anti-money laundering regime, including by implementing the standards published by the Financial Action Task Force in 2012. MLD4 also shifts the focus of regulatory requirements further towards a risk-based approach, which will require increasingly robust policies and procedures within regulated firms in order to assess and monitor risk effectively. The scope of the anti-money laundering regime is also extended in certain respects and the approach to classifying third country firms will in the future be focused on “blacklisting” of non-equivalent jurisdictions (in contrast with the current focus on positive equivalence).

The Alternative Investment Fund Managers Directive (“AIFMD”) entered into force on July 1, 2011. The AIFMD was required to be implemented by EU member states by July 22, 2013 (subject to a one year transitional period). The AIFMD and its related implementing legislation establishes a detailed framework for the management and marketing of alternative investment funds (or “AIFs”) within the EEA. As the concept of an “AIF” is broadly defined, the AIFMD captures the majority of non-UCITs funds, including hedge funds, private equity, debt and real estate funds.

Under the AIFMD regime, fund managers operating within the EEA are subject to extensive organizational requirements, including mandatory authorization by an EEA regulator, substantial ongoing compliance, conduct of business and disclosure requirements and the obligation to appoint an independent depositary with responsibility for an AIF’s assets. A separate regulatory regime applies to depositaries, which must also be authorized for this purpose. Additional restrictions and disclosure obligations apply to managers of private equity firms which acquire material holdings in EEA companies. Non-EEA fund managers seeking to target EEA investors are also subject, at a minimum, to a sub-set of the compliance requirements for EEA managers, focusing mainly on disclosure. It is open to each Member State to introduce additional restrictions for third country managers and some jurisdictions remain very restrictive in this respect. The possibility of a passporting regime for third country managers is, however, provided for in the AIFMD and is currently under consideration at the EU level, although further legislation would be required to introduce this. The AIFMD has material impact for Nomura insofar as it manages and markets investment funds within the EEA (which now attracts an enhanced compliance burden). Nomura also acts as depositary of an AIF and is accordingly subject to separate compliance requirements and liability provisions in this capacity.

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

The U.K. FCA and U.K. PRA currently maintain a regulatory regime for the individual approval and accountability of certain senior management and other significant personnel carrying out “controlled functions” within banks and investment firms. In July 2014, the U.K. FCA and U.K. PRA consulted on proposals for a new “Senior Managers Regime” for senior managers and a related “Certification Regime” for a wider population of employees whose performance has the potential to pose harm to a firm or its customers. The new individual accountability standards in this area have been developed by the FCA in response to recommendations made by the Parliamentary Committee on Banking Standards in this area and are expected to enter into force from March 2016 onwards. When implemented these new standards will significantly increase regulatory accountability for senior managers. The rules will also require firms to demarcate responsibilities more precisely, implement new systems and controls for certification and share with the U.K. PRA/U.K.FCA detailed information on their governance structures.

Over the past 2-3 years the U.K. FCA (and its predecessor the U.K. FSA) has worked towards introducing a number of changes to the U.K. regulatory regime for the protection of client assets (“CASS”). These requirements are relevant for Nomura’s U.K. entities where they hold client money and other assets on behalf of their clients (other than in the course of deposit-taking activity). The reforms made to the CASS regime have been driven in large part by concerns of the U.K. FSA/FCA regarding the shortcomings of the previous rules that were highlighted in the U.K. case law surrounding the collapse of Lehman Brothers International (Europe). The U.K. FCA commenced its review of the CASS regime in 2012 and published final rules in 2014, the last of which came into force on June 1, 2015. The reforms aim to improve the speed and efficiency with which client assets may be distributed following the insolvency of the holding firm and to minimize negative market impact. This has resulted in extensive changes to the rules, designed to strengthen the legal and operational requirements of holding firms for effective segregation of client money and to enhance controls over institutions with which client money is deposited and third parties to whom client money is transferred. The conditions attached to exclusions from the client money rules have also been clarified and enhanced. In addition, various changes have also been made to the rules to give effect to EMIR requirements regarding client money held in the course of derivatives clearing activity. The net effect of these various changes is generally to increase the operational and compliance burden on firms that hold client money and assets. Nomura has made arrangements to implement the changes and to review existing client arrangements where appropriate.

A number of reforms are also either pending or anticipated at the EU and/or U.K. level, which may have a material impact on Nomura and on EU markets generally. At the EU level, these include the Bank Structure Regulation, Securities Financing Transactions Regulation (which are currently being debated by EU authorities) and the Capital Markets Union initiative (together with the related review of the Prospectus Directive and the EU securitization framework. At the U.K. level, the Fair and Effective Markets Review recently completed by the U.K. authorities may also have a material impact on Nomura and on U.K. markets.

Regulatory Capital Rules

Japan

The FIEA requires that all Financial Instruments Firms (Category I) (“Financial Instruments Firms I”), a category that includes NSC and NFPS, ensure that their capital adequacy ratios do not fall below 120% on a non-consolidated basis. The FIEA also requires Financial Instruments Firms I to file monthly reports regarding their capital adequacy ratios with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, and also to disclose their capital adequacy ratios to the public on a quarterly basis. In addition, if the capital adequacy ratio of a Financial Instruments Firm I falls below 140%, it must file a daily report with the authorities. The FIEA provides for actions which the Prime Minister, through the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, may take if any Financial Instruments Firm I fails to meet the capital adequacy requirement. More specifically, if the capital adequacy ratio of any Financial Instruments Firms I falls below 120%, the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau may order the Financial Instruments Firm I to change its business conduct, to deposit its property in trust, or may issue any other supervisory order that such authorities deem necessary and appropriate to protect the interests of the general public or investors. If the capital adequacy ratio of a Financial Instruments Firm I falls below 100%, the authorities may take further action, including the issuance of orders to temporarily suspend its business and the revocation of its registration as a Financial Instruments Firm I under the FIEA.

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

The Basel Committee has issued a series of announcements regarding a broader program to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises, as described in “Consolidated Regulatory Capital Requirements” under Item 5.B of this annual report. The Capital Adequacy Notice on Final Designated Parent Company is expected to incorporate the series of rules and standards in line with the schedule proposed by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIB. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important banks (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. Furthermore, the FSB and the IOSCO have published assessment methodologies for identifying Non-bank Non-insurer Global Systemically Important Financial Institutions (NBNI G-SIFIs), for public consultation, as described in “Consolidated Regulatory Capital Requirements” under Item 5.B of this annual report.

Overseas

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group as its designated self-regulatory organization. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2014 and 2015, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Prudential Regulation Authority in the U.K., which imposes minimum capital adequacy requirements on NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Prudential Regulation Authority in the U.K. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Prudential Regulation Authority in the U.K. on a standalone basis. As of March 31, 2014 and 2015, NEHS, NIP and NBI were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, and advising on securities, futures contracts and corporate finance. With effect from April 22, 2013, NIHK assumed from its fellow subsidiary, Nomura Securities (Hong Kong) Ltd, the roles of exchange participant and options trading exchange participant on the Stock Exchange of Hong Kong Ltd., futures commission merchant at the Hong Kong Futures Exchange Ltd. and clearing participant on the Hong Kong Securities Clearing Co. Ltd., the SEHK Options Clearing House Ltd. and HKFE Clearing Corporation Ltd. NIHK has a branch located in Taiwan which is also regulated by its local regulators. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum capital of SGD15 million. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2014 and 2015, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

In addition, certain of our other subsidiaries are subject to various securities and banking regulations, and the capital adequacy requirements established by the regulatory and exchange authorities of the countries in which those subsidiaries operate. We believe that each such subsidiary is, and will in the foreseeable future be, in compliance with these requirements in all material respects.

Management Challenges and Strategies

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. In enhance its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes earnings per share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we are placing top priority on ensuring that profits are recorded by all business segments in all regions. We are committed to improving our corporate value further through the enhancement of Retail Division by means of business model transformation as well as through increased profitability of our overseas operations based upon further collaboration between Global Markets and Investment Banking.

As Asia’s global investment bank, we will continue to take appropriate measures toward phased introduction of Basel regulations (global standards on capital requirements and liquidity) as well as forthcoming changes in the operating environment. With regulations related to the market, such as derivatives transactions, slated to come into effect primarily in the west, we will ensure a flexible response by staying attentive to the impact of the overall regulatory framework on the financial market and the competitive landscape.

The challenges and strategies in each division are as follows:

•	Retail Division

In Retail Division, with our enhanced consulting-based business, we are aiming to increase client satisfaction by listening to clients plans, understanding and meeting their diversified demands and needs. We continue to focus on delivering top-quality solutions including our broad range of products and services through face-to-face meetings, online and call center channels, so that Nomura Group can sustainably be a trusted partner to our clients.

•	Asset Management Division

In our investment trust business, we will provide clients with a diverse range of investment opportunities to meet investors’ various needs. In our investment advisory business, we will provide value-added investment services to our domestic and international institutional clients. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance.

•	Wholesale Division

Global Markets has been focusing on delivering differentiated products and solutions to our clients by leveraging the Nomura Group’s capabilities in trading, research, and global distribution. Through our integrated Fixed Income and Equities platform, we aim to provide further competitive and comprehensive services and solutions to our clients.

In Investment Banking, we continue to enhance our global structure to further provide cross-border M&A and financing services in both domestic and overseas markets as well as to provide solution business services associated with said M&A and financing amid the globalization of our clients’ business activities.

In the Wholesale Division, cooperation across business areas and regions is becoming more important to provide quality services which meet the needs of our clients. Positioning the Asia Pacific region as our strategic base, we plan to execute a number of business initiatives to broaden our footprint in anticipation of medium to long term global economic growth.

Risk Management and Compliance, etc.

In order to ensure financial soundness and increasing corporate value, the risk management systems require further developments in response to increasing global business. Nomura Group has the Risk Appetite Statement in which risks that we are willing to accept are articulated. We will continue to make efforts to develop a system where the top management directly engages in proactive risk management for precise decision making.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where the Nomura Group operates. In addition to complying with laws and regulations, we will continuously review and improve our internal compliance system and rules for the purpose of promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

The improvement measures announced on June 29, 2012 regarding the recommendations of administrative penalties imposed on our subsidiary, Nomura Securities Co. Ltd. in 2012 in connection with public stock offerings have been fully implemented. By thoroughly implementing the improvement measures and making them function effectively, we aim to prevent recurrence and to regain trust; we will further enhance and reinforce our internal control system, starting with prevention of improprieties in the provision of information to customers and the recommendation of trading as a matter of course, and have each and every one of our executive officers and employees uphold ethics as a professional engaged in the capital markets, while keeping the memory of the incident from fading.

Through the efforts described above, we are working to achieve our management targets and to maximize corporate value by strengthening the earnings power of the entire Group. We will advance collaboration across regions and among the three divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as a Group.

C. Organizational Structure.

The following table lists the Company and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Financial Partners Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Private Equity Capital Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd.	Japan	100
The Asahi Fire & Marine Insurance Co., Ltd.	Japan	52
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Investment Banking (Middle East) B.S.C. (c)	Bahrain	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Capital Markets Limited	U.K.	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Australia Limited	Australia	100
P.T. Nomura Indonesia	Indonesia	96
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Capital Nomura Securities Public Co., Ltd.	Thailand	86

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2015, our principal head office is located in Tokyo, Japan and occupies 991,561 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 125,217 square feet, our Nagoya branch office, which occupies 82,914 square feet, and the head office of NAM in Tokyo, which occupies 157,231 square feet.

As of March 31, 2015, our major offices outside Japan are the head offices of NIP located in London, which occupies 458,626 square feet, the New York head office of Nomura Securities International, Inc., which occupies 187,864 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 146,389 square feet. We lease most of our overseas office space.

As of March 31, 2015, the major office of Nomura Services India Private Limited, our specialized service company in India, occupies 476,271 square feet.

As of March 31, 2015, the aggregate book value of the land and buildings we owned, including capital leases was ¥196 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥46 billion.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March  31, 2015 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

The Japanese economy was strongly affected in the first half of the fiscal year ended March 31, 2015, by the increase in the consumption tax rate implemented in April 2014. Japan’s real gross domestic product (“GDP”) contracted sharply between April and June 2014 at an annualized rate of 6.4% (according to Cabinet Office figures announced on March 9, 2015) in reaction to increased demand ahead in the increase in the consumption tax rate. Between July and September 2014, real GDP contracted for a second consecutive quarter, at an annualized rate of 2.6%, despite expectations of recovery. Although support came from public investment as part of the Japanese government’s economic stimulus policy, private sector demand in the form of consumer spending and capital investment declined more than anticipated. In October 2014, in response to these economic developments, the Bank of Japan decided to implement additional monetary easing to preempt the risk of a delay in the turnaround of the deflation mindset. In addition, the Japanese government deferred the timing of further increase in consumption tax rate to 10% from October 2015 to April 2017 and adopted new economic stimulus measures in the FY14 supplementary budget. Meanwhile, Japan’s exports, after persistent weakness, increased year-on-year between July and September 2014 supported by expansion in overseas economies. Driven by external demand, Japan’s real GDP returned to positive growth between October and December 2014, at an annualized rate of 1.5%.

In terms of corporate earnings, profits continued to rise in sectors with high sensitivity to foreign currency exchange rate movements supported by economic recovery overseas and the depreciation of the Japanese Yen under Abenomics, but fell in sectors exposed to rapid declines in resource prices and a reactive decline in demand following the increase in the consumption tax rate. Overall, profits appear to have risen for a third consecutive year. Profits rose markedly in the automotive, electronics and precision instruments sectors, and other sectors where earnings are sensitive to foreign currency rate movements, and in the utilities sector, which benefited from declines in crude oil prices and rate hikes by some electric power companies. Sectors that made large negative contributions to overall profits were retail, which felt the impact of a reactive decline in demand following the increase in the consumption tax rate, trading companies, which recognized asset impairment charges in response to steep falls in resource prices, and the chemical sector, where companies’ inventory valuation losses expanded sharply owing to steep declines in crude oil prices. As of April 20, 2015, we estimate that recurring profits at major companies (those in the Russell/Nomura Large Cap Index) increased by 6% year-on-year compared with the fiscal year ended March 31, 2014, with growth declining from 37% in the prior fiscal year.

The stock market made solid gains until September 2014, due to the positive market expectations of public pension fund investment policy reforms and the return in consumer purchases after the downturn in the wake of consumption tax hike. The market fell sharply in October amid growing concerns over an end to quantitative easing in the U.S. and the spread of Ebola, but recovered at the end of the month in the wake of the Bank of Japan’s decision to implement additional monetary easing measures and the announcement by the Government Pension Investment Fund (“GPIF”) that it would raise the proportion of its investments allocated to Japanese equities. The market made further gains from February 2015 amid expectations of rising wages in Japan and of shareholder returns at Japanese companies, supported by quantitative easing by the European Central Bank (“ECB”). The Tokyo Stock Price Index (“TOPIX”) advanced 28.3% over the course of the fiscal year, from 1,202.89 at the end of March 2014 to 1,543.11 at the end of March 2015. The Nikkei Stock Average rose 29.5% over the fiscal year, from 14,827.83 at the end of March 2014 to 19,206.99 at the end of March 2015.

The Japanese government debt securities market saw significant volatility after reaching a record high. The yield on newly issued 10-year Japanese government debt securities started at around 0.6% in April 2014 , then steadily declined owing to economic slowing following the increase in the consumption tax rate and the impact of monetary easing by the Bank of Japan, before the pace of decline picked up speed after additional monetary easing measures were unexpectedly announced on October 31. Short- and medium-term Japanese government debt securities were at one point trading at negative yields. The yield on newly issued 10-year Japanese government debt securities reached a record low of 0.195% on January 19, 2015, amid growing expectations of additional monetary easing by the Bank of Japan and declining inflationary expectations prompted by sharp declines in crude oil prices from October. The Japanese government debt securities market subsequently rebounded sharply as inflationary expectations returned due to an upturn in crude oil prices and diminishing expectations of additional monetary easing by the Bank of Japan. However, the yield on newly issued 10-year Japanese government debt securities fell again to 0.405% in March 2015 as European interest rates declined in the wake of the ECB’s monetary easing that began on March 9, 2015.

In the foreign exchange markets, the value of the Japanese Yen against the U.S. Dollar was influenced by developments in the U.S. economy, additional monetary easing by the Bank of Japan, and the shift in public pension fund reallocations, and against the Euro on expectations of monetary easing by the ECB. The Japanese

Yen had been trading at the ¥103 level versus the U.S. Dollar and the ¥142 level versus the Euro at the start of the year ended March 31, 2015. At the start of the fiscal year, the foreign exchange markets were significantly affected by easing of the impact of Abenomics and, in North America, monetary policy and the economic impact of an unusually cold winter. The U.S. Dollar traded around the ¥102 level until September 2014. From September, the U.S. Dollar appreciated rapidly to reach almost ¥110 in tandem with growing expectations of higher U.S. interest rates. The U.S. Dollar appreciated sharply to the ¥120 level after the announcement by the Bank of Japan of additional monetary easing and by the GPIF of changes to its basic portfolio on October 31, 2014. From January 2015, the U.S. Dollar traded around the ¥120 level as expectations of rising interest rates retreated owing partly to an unusually cold winter in the U.S. Meanwhile, the Euro weakened against the Japanese Yen against a backdrop of political and economic confrontation between the EU and Russia over the crisis in Ukraine. The ECB introduced negative interest rates and adopted other economic stimulus measures in September 2014, following which the Japanese Yen reached the ¥135 level against the Euro in the middle of October 2014. Between October and December 2014, the Euro rose to nearly to the ¥150 level as the Japanese Yen depreciated sharply. However, market expectations of monetary easing by the ECB quickly gained ground from December 2014 amid growing deflationary risks in the Eurozone chiefly because of rapid declines in crude oil prices. After January 2015, the Euro depreciated sharply to the high end of the ¥120 level against the backdrop of the introduction of monetary easing and the uncertain outlook of the situation in Greece.

Overseas

The global economy saw gradual improvement in the fiscal year ended March 31, 2015. In the U.S., the Federal Reserve Board (“FRB”) began looking for an opportunity to raise interest rates in October 2014 after ending its QE3 asset purchase program against a backdrop of economic recovery. Whereas between October and December 2014, the Japanese economy pulled out of the quarter-on-quarter contraction that had followed in the wake of the increase in the consumption tax rate and Eurozone conditions improved to enable sustained economic growth. In emerging Asian economies apart from China, steady economic growth continued. For the global economy, however, destabilizing factors remained due to slowing economic growth in China, and in Europe, economic sanctions against Russia over the Ukraine situation and deadlock in the Greek fiscal crisis. Meanwhile, geopolitical disruption in the Middle East and North Africa became a factor as crude oil prices, after remaining high in the first half of the fiscal year ended March 31, 2015, declined sharply in the second half of the fiscal year partly as the result of Saudi Arabia abandoning its policy of maintaining high prices. The decline in crude oil prices impacted the economies of net oil exporting countries while benefiting the economies of net oil importing countries.

In the U.S., the FRB started to scale back its asset purchases under QE3 from early 2014, ending purchases at the end of October 2014, but there was no major reaction in financial markets. On the fiscal policy front, 2014 saw no major disruption, unlike 2013, which was marked by tax increases, spending cuts, and a government shutdown. U.S. real GDP growth in year 2014 was 2.4% year-on-year, close to the 2.2% in 2013, as sharp slowing between January and March 2014 owing to an unusually cold winter and other factors was followed by recovery between April and June 2014. The sharp appreciation of the U.S. Dollar from September 2014 to March 2015 put downward pressure on corporate earnings and exports. The steep decline in crude oil prices from October 2014, meanwhile, led to a marked slowing in oil extraction. The U.S. stock market made solid gains throughout 2014, but saw striking volatility from around October 2014 amid concerns over economic slowing overseas, steep declines in crude oil prices, U.S. Dollar appreciation, and the approach of interest-rate hikes by the FRB, with the pace of gains slowing notably upon entering 2015. The Dow Jones Industrial Average rose from 16,457.66 at the end of March 2014 to 17,776.12 at the end of March 2015, a gain of 8.0%. The yield on 10-year U.S. Treasuries was around 2.7% at the end of March 2014, but fell to around 1.9% at the end of March 2015 after sustaining declines under pressure from falling overseas interest rates and crude oil prices.

In Europe, Eurozone real GDP expanded 0.9% year-on-year in 2014, growing for the first time since 2011. Growth was supported by a boost in consumer spending as disposable incomes rose with declines in crude oil prices and shrinking fiscal deficits in some countries, diminishing their negative economic impact. Amid a downtrend in Eurozone inflation rates partly because of declining crude oil prices, the ECB, concerned about the emerging risks of deflation, lowered its deposit facility interest rate (used for national central bank overnight deposits) to minus 0.1% in June 2014, taking further measures to lower rates in September 2014. In addition, the ECB announced monetary easing steps in January 2015 and began purchases of government debt securities in March 2015. As a result of the ECBs monetary easing measures, the yield on German 10-year government debt securities fell to a new record low of 0.1% in March. European stock markets became liquidity driven, with the benchmark German stock index (“DAX”) reaching a record high and rising 25.2% over the year until the end of March 2015.

In Asia, China’s real GDP lost momentum, with growth slowing to 7.4% in 2014 down from 7.7% in 2013. Between January 2015 and March 2015, growth was 7.0% year-on-year, quickly moving into alignment with the government’s full-year target. The country’s real estate market, about which there had been concerns of overheating, entered a correction phase in the second half of 2014, and there was a clear slowing in fixed asset investment, which had driven the Chinese economy over many years. In this environment, the government, seeking to prevent further economic deterioration while also pushing ahead with structural reform, began monetary easing in November 2014, and in February 2015, it decided to expand infrastructure investment. The stock market gained momentum from mid-2014 supported by a succession of initial public offerings against a backdrop of regulatory easing, with the Shanghai Stock Exchange Composite Index rising 84.3% over the year to the end of March 2015. Asian emerging economies other than China gradually firmed, supporting sustained stable growth. With global trade expanding only slowly, however, many Asian countries saw the need to implement structural changes to economies that have become export focused. In India, the Narendra Modi government, which assumed office in May 2014, has been tackling structural reforms and fiscal consolidation, while in Indonesia, the Joko Widodo administration, which assumed office in October 2014, has been moving to expand infrastructure and reform subsidy programs. In Thailand, the military took power in May 2014 but the political stability that ensued helped to halt economic deterioration.

Executive Summary

During the fiscal year ended March 31, 2015, the global economy saw gradual improvement. In the U.S., amid an environment where monetary easing was reduced and phased out, corporate earnings increased, due to higher consumer spending and an improved labor market. In Europe, as a result of a number of monetary easing policies by the ECB, positive economic growth was achieved in 2014. Emerging economies in Asia, other than China, also sustained stable growth. Overall, these positive factors have contributed towards generating more activity in global equity markets, resulting in global equity indices surpassing levels at the start of the year.

In Japan, consumer spending and public investment were stagnant in the first half of the year as a result of the increase in consumption tax rates implemented in April 2014. Nonetheless, Japan’s real GDP increased during the quarter ended December 2014 in comparison to the previous quarter. This was driven by the unexpected decision by the Bank of Japan in October 2014 to implement further monetary easing policies, improved global business conditions, and an increase in expectations toward domestic economy as a result of continuing depreciation of the Japanese Yen and a fall in crude oil prices. The TOPIX advanced from 1,202.89 points at the end of March 2014 to 1,543.11 points at the end of March 2015. The Nikkei Stock Average rose from 14,827.83 at the end of March 2014 to 19,206.99 at the end of March 2015. The U.S. Dollar-Japanese Yen exchange rate at the end of March 2014 was approximately at the ¥103 level and continued to be relatively flat until the middle of the fiscal year. However, the Japanese Yen averaged around the ¥120 level during the second half of the year, after reaching at one time a low of ¥121. Yields on Japanese government debt securities also steadily declined during the year with the yield on newly issued 10-year Japanese government debt securities being around 0.6% in April 2014 and reaching a record low of 0.195% in January 2015.

From a regulatory perspective, the Financial Services Agency of Japan announced various widespread regulatory reforms in March 2015, including the implementation of the Basel III Leverage Ratio capital requirement for financial institutions. These reforms, which Nomura will be monitoring closely, will be implemented in phases and are intended to tighten the supervision of domestic and foreign financial institutions.

Amid this environment and under the basic philosophy of placing our clients at the heart of everything we do, we strove to provide clients with high value-added products and services, and made efforts to expand revenues. Our Retail Division conducted consulting-based sales activities. Our Asset Management Division worked to increase assets under management and improve investment performance. Our Wholesale Division made efforts to expand its revenue base through cross-regional and cross-business collaboration.

As a result of these efforts, we recognized net revenue of ¥1,604.2 billion for the year ended March 31, 2015, a 3.0% increase from the previous fiscal year. Non-interest expenses increased 5.2% to ¥1,257.4 billion, income before income taxes was ¥346.8 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥224.8 billion, the second highest level (after the record high recognized during the fiscal year ended March 31, 2006) since we adopted U.S. GAAP in the year ended March 31, 2002. Return on equity (“ROE”) was 8.6%. EPS(1) for the year ended March 31, 2015 was ¥60.03, an increase from ¥55.81 for the year ended March 31, 2014.

We have decided to pay a dividend of ¥13 per share to shareholders of record as of March 31, 2015. As a result, the total annual dividend was ¥19 per share.

(1) Diluted net income attributable to Nomura Holdings’ shareholders per share.

In our Retail Division, net revenue for the year ended March 31, 2015 decreased by 6.9% from the previous fiscal year to ¥476.5 billion, primarily due to decreasing commissions from the distribution of investment trusts and brokerage services. Non-interest expenses decreased by 1.6% to ¥314.7 billion. As a result, income before income taxes decreased by 15.7% to ¥161.8 billion. We continue to make progress on services and products through offering investment advice to best meet diversified client needs. As a result, sales of investment trusts and discretioniary investment contracts increased due to our efforts in expanding the asset under management. Total Retail client assets under management increased to a new record high of ¥109.5 trillion from ¥91.7 trillion at the end of the previous fiscal year.

In our Asset Management Division, net revenue for the year ended March 31, 2015 increased by 14.8% from the previous fiscal year to ¥92.4 billion. Non-interest expenses increased by 12.9% to ¥60.3 billion. As a result, income before income taxes increased by 18.4% to ¥32.1 billion. In our investment trust business, assets under management increased because of an influx of funds mostly for stock investment trusts and the improved market environment. We provided new funds in response to customer demands and increased asset size of existing funds. In particular, funds focused on infrastructure-related companies and global high dividend stocks, and funds specializing in fund wraps contributed to the increase in assets under management. We also provided unique Exchange Traded Funds (“ETFs”), which track the performance of the JPX400 Nikkei index and Nikkei 225 leveraged index, in addition to traditional ETFs. As a result, assets under management increased by ¥8.5 trillion from the end of the previous fiscal year to ¥39.3 trillion as of March 31, 2015.

In our Wholesale Division, net revenue for the year ended March 31, 2015 increased by 3.2% from the previous fiscal year to ¥789.9 billion. The first half of the year saw solid results overall. The second half of the year began with slower performance, particularly in the U.S. and Europe, which was due to a challenging trading environment especially in October, with a sharp decline in yields and a jump in volatility; however, net revenue significantly improved during the fourth quarter. Regionally, Japan and Asia showed the largest contributions for the fiscal year. Non-interest expenses rose by 8.3% to ¥707.7 billion, impacted by a weak Japanese Yen and partially offset by cost reduction and efficiency measures. Income before income taxes decreased by 26.5% to ¥82.2 billion.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2013, 2014 and 2015.

	Millions of yen, except percentages
	Year ended March 31
	2013	2014	2015
Non-interest revenues:
Commissions	¥358,210	¥473,121	¥453,401
Fees from investment banking	62,353	91,301	95,083
Asset management and portfolio service fees	141,888	168,683	203,387
Net gain on trading	367,979	476,356	531,337
Gain on private equity investments	8,053	11,392	5,502
Gain on investments in equity securities	38,686	15,156	29,410
Other	708,767	179,485	175,702

Total Non-interest revenues	1,685,936	1,415,494	1,493,822
Net interest revenue	127,695	141,576	110,354

Net revenue	1,813,631	1,557,070	1,604,176
Non-interest expenses	1,575,901	1,195,456	1,257,417

Income before income taxes	237,730	361,614	346,759
Income tax expense	132,039	145,165	120,780

Net income	¥105,691	¥216,449	¥225,979
Less: Net income (loss) attributable to noncontrolling interests	(1,543)	2,858	1,194

Net income attributable to NHI shareholders	¥107,234	¥213,591	¥224,785

Return on equity	4.9%	8.9%	8.6%

Net revenue increased by 3% from ¥1,557,070 million for the year ended March 31, 2014 to ¥1,604,176 million for the year ended March 31, 2015. The increase includes the impact of exchange rate fluctuations, especially depreciation of the Japanese Yen, on revenues generated by our overseas businesses. Commissions decreased by 4 % from ¥473,121 million for the year ended March 31, 2014 to ¥453,401 million for the year ended March 31, 2015 primarily due to a decrease in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products, particularly in Japan. Fees from investment banking increased by 4% from ¥91,301 million for the year ended March 31, 2014 to ¥95,083 million for the year ended March 31, 2015 primarily due to revenue from our solution businesses associated with M&As and fund raising. Asset management and portfolio service fees increased by 21% from ¥168,683 million for the year ended March 31, 2014 to ¥203,387 million for the year ended March 31, 2015 primarily due to an increase in assets under management driven by market appreciation and the contribution of the new subsidiary acquired during the year ended March 31, 2015. Net gain on trading increased by 12% from ¥476,356 million for the year ended March 31, 2014 to ¥531,337 million for the year ended March 31, 2015, primarily driven by the favourable trading environment, particularly in Japan and Asia. Net gain on trading also included total losses of ¥4.3 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net loss was primarily due to the tightening of Nomura’s credit spreads during the period. Gain on private equity investments decreased by 52% from ¥11,392 million for the year ended March 31, 2014 to ¥5,502 million for the year ended March 31, 2015 primarily due to the recognition of unrealized gains from our investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) following its listing on the Tokyo Stock Exchange during the year ended March 31, 2014. Other decreased by 2% from ¥179,485 million for the year ended March 31, 2014 to

¥175,702 million for the year ended March 31, 2015, primarily due to the gain recognized in connection with the disposal of our investment in Fortress during the year ended March 31, 2014, which was partially offset by an increase in net income from other affiliated companies.

Net revenue decreased by 14% from ¥1,813,631 million for the year ended March 31, 2013 to ¥1,557,070 million for the year ended March 31, 2014 primarily due to the deconsolidation of Nomura Real Estate Holdings Inc. (“NREH”), a subsidiary of Nomura Land and Buildings Co., Ltd (“NLB”) in March 2013 which was partially offset by the impact of exchange rate fluctuations, especially depreciation of the Japanese Yen, on revenues generated by our overseas businesses. Commissions increased by 32% from ¥358,210 million for the year ended March 31, 2013 to ¥473,121 million for the year ended March 31, 2014 primarily due to an increase in brokerage commissions received from equity and equity-related products, particularly in Japan. Fees from investment banking increased by 46% from ¥62,353 million for the year ended March 31, 2013 to ¥91,301 million for the year ended March 31, 2014 primarily due to an increase in commissions received from equity and equity-related products as a result of increased client financing demands in a background of active stock market conditions. Asset management and portfolio service fees increased by 19% from ¥141,888 million for the year ended March 31, 2013 to ¥168,683 million for the year ended March 31, 2014 primarily due to an increase in assets under management driven by continuing fund inflows. Net gain on trading increased by 30% from ¥367,979 million for the year ended March 31, 2013 to ¥476,356 million for the year ended March 31, 2014, primarily driven by the increase in revenue from our Equities business within Global Markets. Net gain on trading also included total losses of ¥15.6 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net loss was primarily due to the tightening of Nomura’s credit spreads during the period. Gain on private equity investments increased by 42% from ¥8,053 million for the year ended March 31, 2013 to ¥11,392 million for the year ended March 31, 2014 primarily due to the recognition of unrealized gains from our investment in Ashikaga Holdings following its listing on the Tokyo Stock Exchange during the year ended March 31, 2014. Other decreased by 75% from ¥708,767 million for the year ended March 31, 2013 to ¥179,485 million for the year ended March 31, 2014, primarily due to the deconsolidation of NREH. Other for the year ended March 31, 2013 included ¥663,466 million of revenue from NLB and its related subsidiaries.

Net interest revenue was ¥127,695 million for the year ended March 31, 2013, ¥141,576 million for the year ended March 31, 2014 and ¥110,354 million for the year ended March 31, 2015. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2015, interest revenue increased by 5%, primarily due to an increase in dividend income and interest income on reverse repurchase agreements and interest expense increased by 19%, primarily due to an increase in interest expense on securities borrowed. As a result, Net interest revenue for the year ended March 31, 2015 decreased by ¥31,222 million from the year ended March 31, 2014. For the year ended March 31, 2014, interest revenue increased by 6%, primarily due to an increase in dividend income and interest income on reverse repurchase agreements and interest expense increased by 3%, primarily due to an increase in interest expense on repurchase agreements. As a result, Net interest revenue for the year ended March 31, 2014 increased by ¥13,881 million from the year ended March 31, 2013.

Gain on investments in equity securities was ¥38,686 million for the year ended March 31, 2013, ¥15,156 million for the year ended March 31, 2014 and ¥29,410 million for the year ended March 31, 2015. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses for the year ended March 31, 2015 increased by 5% from ¥1,195,456 million for the year ended March 31, 2014 to ¥1,257,417 million primarily due to an increase in fees paid by our Asset

Management business as a result of increase in asset under management, increases in other various expenses as a result of the new Asian subsidiaries acquired during the year ended March 31, 2015, and the impact of exchange rate fluctuations, especially depreciation of the Japanese Yen, on expenses incurred by our overseas businesses.

Non-interest expenses for the year ended March 31, 2014 decreased by 24% from ¥1,575,901 million for the year ended March 31, 2013 to ¥1,195,456 million primarily due to the deconsolidation of NREH in March 2013 which was partially offset by the impact of exchange rate fluctuations, especially depreciation of the Japanese Yen, on expenses incurred by our overseas businesses. Other expenses decreased by 67% from ¥616,463 million to ¥202,754 million primarily due to the deconsolidation of NREH. For the year ended March 31, 2013, other expenses included ¥481,641 million related to NLB and its subsidiaries.

Income before income taxes was ¥237,730 million for the year ended March 31, 2013, ¥361,614 million for the year ended March 31, 2014 and ¥346,759 million for the year ended March 31, 2015.

We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. As a result of revisions to domestic tax laws during the third quarter ended December 31, 2011 and the fourth quarter ended March 31, 2014, Nomura’s domestic effective statutory tax rate was approximately 38% for the fiscal years ended March 31, 2013 and March 31, 2014, and decreased to approximately 36% for the fiscal year ended March 31, 2015. Furthermore, as a result of revision to domestic tax laws on March 31, 2015, Nomura’s effective statutory tax rate will decrease from approximately 36% to 33% for fiscal years beginning on or after April 1, 2015 and will decrease to approximately 32% for fiscal years beginning on or after April 1, 2016. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2015 was ¥120,780 million, representing an effective tax rate of 34.8%. The significant factors causing the difference between the effective tax rate of 34.8% and the effective statutory tax rate of 36% were non-deductible expenses which increased the effective tax rate by 5.9%, changes in deferred tax valuation allowance which increased the effective tax rate by 5.1% but partially offset by non-taxable revenue which decreased the effective tax rate by 4.7%.

Income tax expense for the year ended March 31, 2014 was ¥145,165 million, representing an effective tax rate of 40.1%. The significant factors causing the difference between the effective tax rate of 40.1% and the effective statutory tax rate of 38% were non-deductible expenses which increased the effective tax rate by 7.7%, the effect of the tax positions of foreign subsidiaries which increased the effective tax rate by 6.3% as partially offset by changes in deferred tax valuation allowance which decreased the effective tax rate by 9.8%.

Income tax expense for the year ended March 31, 2013 was ¥132,039 million, representing an effective tax rate of 55.5%. The significant factors causing the difference between the effective tax rate of 55.5% and the effective statutory tax rate of 38% were non-deductible expenses which increased the effective tax rate by 12.9%, the effect of tax positions of foreign subsidiaries which increased the effective tax rate by 10.0% as partially offset by non-taxable revenue which decreased the effective tax rate by 9.3%.

Net income attributable to NHI shareholders was ¥107,234 million for the year ended March 31, 2013, ¥213,591 million for the year ended March 31, 2014 and ¥224,785 million for the year ended March 31, 2015, respectively. Our return on equity for the year ended March 31, 2013, 2014 and 2015 was 4.9%, 8.9% and 8.6%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on our Retail, Asset Management and Wholesale Divisions and we disclose business segment information in accordance with this structure. Gain on investments in equity securities, our share of equity in the earnings (losses) of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling items outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Retail

In our Retail Division, our sales activities focus on providing consultation services and investment proposals to clients for which we receive commissions and fees. Additionally, we receive fees from asset management companies in connection with administration services we provide in connection with investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2013	2014	2015
Non-interest revenues	¥394,294	¥505,911	¥471,565
Net interest revenue	3,631	6,005	4,940

Net revenue	397,925	511,916	476,505
Non-interest expenses	297,297	319,915	314,675

Income before income taxes	¥100,628	¥192,001	¥161,830

Net revenue decreased by 7% from ¥511,916 million for the year ended March 31, 2014 to ¥476,505 million for the year ended March 31, 2015, primarily due to decreasing commissions from the distribution of investment trusts and brokerage services.

Net revenue increased by 29% from ¥397,925 million for the year ended March 31, 2013 to ¥511,916 million for the year ended March 31, 2014, primarily due to increasing brokerage commissions from equity and equity-related products and the distribution of investment trusts.

Non-interest expenses decreased by 2% from ¥319,915 million for the year ended March 31, 2014 to ¥314,675 million for the year ended March 31, 2015, primarily due to decreases in compensation and benefits, expenditures incurred in implementing the Nippon (Japan) Individual Savings Account (“NISA”) and also a decrease in information technology-related expenses.

Non-interest expenses increased by 8% from ¥297,297 million for the year ended March 31, 2013 to ¥319,915 million for the year ended March 31, 2014, primarily due to increases in compensation and benefits and expenditures incurred in implementing NISA.

Income before income taxes was ¥100,628 million for the year ended March 31, 2013, ¥192,001 million for the year ended March 31, 2014, and ¥161,830 million for the year ended March 31, 2015.

The graph below shows the revenue generated by instrument in terms of Retail non-interest revenues for the years ended March 31, 2013, 2014, and 2015.

As shown above, revenue from Equities decreased from 37% for the year ended March 31, 2014 to 32% for the year ended March 31, 2015. Revenue from Investment trusts and Asset Management increased from 45% for the year ended March 31, 2014 to 46% for the year ended March 31, 2015. Revenue from Bonds was 17% for the years ended March 31, 2014 and 2015. Revenue from Insurance was 5% for the year ended March 31, 2015.

Retail Client Assets

The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2014 and 2015. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2014
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥46.7	¥18.6	¥(19.3)	¥7.2	¥53.2
Bonds	18.9	73.5	(70.5)	(2.8)	19.1
Stock investment trusts	8.9	6.5	(6.0)	(0.3)	9.1
Bond investment trusts	4.9	1.0	(0.1)	0.1	5.9
Overseas mutual funds	1.7	0.2	(0.3)	0.1	1.7
Others	2.7	0.7	(0.6)	(0.1)	2.7

Total	¥83.8	¥100.5	¥(96.8)	¥4.2	¥91.7

	Trillions of yen
	Year ended March 31, 2015
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥53.2	¥13.7	¥(14.2)	¥14.5	¥67.2
Bonds	19.1	64.7	(63.8)	(1.5)	18.5
Stock investment trusts	9.1	5.9	(5.2)	0.5	10.3
Bond investment trusts	5.9	1.5	(0.1)	0.0	7.3
Overseas mutual funds	1.7	0.2	(0.2)	0.1	1.8
Others	2.7	1.9	(0.7)	0.5	4.4

Total	¥91.7	¥87.9	¥(84.2)	¥14.1	¥109.5

Retail client assets increased by ¥17.8 trillion from ¥91.7 trillion as of March 31, 2014 to ¥109.5 trillion as of March 31, 2015. The balances of our clients’ equity and equity-related products increased by ¥14.0 trillion from ¥53.2 trillion as of March 31, 2014 to ¥67.2 trillion as of March 31, 2015, mainly due to Japanese equity market rallies. The balances of our clients’ investment trusts increased by ¥2.7 trillion from ¥16.7 trillion as of March 31, 2014 to ¥19.4 trillion as of March 31, 2015, reflecting net cash inflows from clients.

Retail client assets increased by ¥7.9 trillion from ¥83.8 trillion as of March 31, 2013 to ¥91.7 trillion as of March 31, 2014. The balances of our clients’ equity and equity-related products increased by ¥6.5 trillion from ¥46.7 trillion as of March 31, 2013 to ¥53.2 trillion as of March 13, 2014, mainly due to Japanese equity market rallies. The balances of our clients’ investment trusts increased by ¥1.2 trillion from ¥15.5 trillion as of March 31, 2013 to ¥16.7 trillion as of March 31, 2014, reflecting net cash inflows from clients.

Asset Management

Our Asset Management Division is conducted principally through NAM. We earn portfolio management fees through the development and management of investment trusts, which are distributed by NSC, other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues generally consist of asset management and portfolio service fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2013	2014	2015
Non-interest revenues	¥66,489	¥77,354	¥88,802
Net interest revenue	2,448	3,126	3,552

Net revenue	68,937	80,480	92,354
Non-interest expenses	47,768	53,373	60,256

Income before income taxes	¥21,169	¥27,107	¥32,098

Net revenue increased by 15% from ¥80,480 million for the year ended March 31, 2014 to ¥92,354 million for the year ended March 31, 2015, primarily due to inflows into our investment trust business and investment advisory business, and the contribution from our new subsidiary in Taiwan.

Net revenue increased by 17% from ¥68,937 million for the year ended March 31, 2013 to ¥80,480 million for the year ended March 31, 2014, primarily due to an increase in assets under management.

Non-interest expenses increased by 13% from ¥53,373 million for the year ended March 31, 2014 to ¥60,256 million for the year ended March 31, 2015, primarily due to expenses incurred by our new subsidiary in Taiwan.

Non-interest expenses increased by 12% from ¥47,768 million for the year ended March 31, 2013 to ¥53,373 million for the year ended March 31, 2014, primarily due to one-off expenses related to the revaluation of certain assets and increased expenses in our overseas entities mainly due to depreciation of the Japanese Yen.

Income before income taxes was ¥21,169 million for the year ended March 31, 2013, ¥27,107 million for the year ended March 31, 2014 and ¥32,098 million for the year ended March 31, 2015.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of March 31, 2014 and 2015.

	Billions of yen
	Year ended March 31, 2014
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥30,685	¥34,938	¥(34,478)	¥2,698	¥33,843
Nomura Funds Research and Technologies Co., Ltd.	2,920	727	(1,311)	217	2,553
Nomura Corporate Research and Asset Management Inc.	1,821	411	(773)	170	1,629
Nomura Private Equity Capital Co., Ltd.	664	6	(522)	16	164

Combined total	36,090	36,082	(37,084)	3,101	38,189
Shared across group companies	(8,190)	(2,962)	4,348	(558)	(7,362)

Total	¥27,900	¥33,120	¥(32,736)	¥2,543	¥30,827

	Billions of yen
	Year ended March 31, 2015
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥33,843	¥35,977	¥(33,801)	¥6,610	¥42,629
Nomura Funds Research and Technologies Co., Ltd.	2,553	1,018	(909)	359	3,021
Nomura Corporate Research and Asset Management Inc.	1,629	518	(634)	172	1,685
Nomura Private Equity Capital Co., Ltd.	164	14	(2)	2	178

Combined total	38,189	37,527	(35,346)	7,143	47,513
Shared across group companies	(7,362)	(3,361)	3,744	(1,225)	(8,204)

Total	¥30,827	¥34,166	¥(31,602)	¥5,918	¥39,309

Assets under management were ¥39.3 trillion as of March 31, 2015, a ¥11.4 trillion increase from March 31, 2013 (increased due to positive net inflows of ¥2.9 trillion and market appreciation of ¥8.5 trillion) and a ¥8.5 trillion increase from March 31, 2014 (increased due to positive net inflows of ¥2.6 trillion and market appreciation of ¥5.9 trillion). In our investment trust business, there was a net inflow into funds representing a wide range of investment assets including Japanese equities and equities of companies in the infrastructure sector. In our investment advisory business, there was an increase in mandates from both domestic clients and overseas clients.

The following table presents NAM’s share, in terms of net asset value, of the Japanese asset management market as of March 31, 2013, 2014 and 2015.

	March 31
	2013	2014	2015
Total of publicly offered investment trusts	22%	23%	24%
Stock investment trusts	18%	19%	20%
Bond investment trusts	43%	42%	43%

The investment trust assets included in assets under management by NAM were ¥26.2 trillion as of March 31, 2015, increased by ¥5.9 trillion or 29%, from the year ended March 31, 2014. The increase was mainly due to positive net inflows of ¥3.5 trillion and market appreciation of ¥2.4 trillion. The balances of investment trusts such as Nomura Deutsche High Dividend Infrastructure, Nomura Templeton Total Return and Nomura Global High Dividend Stock Premium increased. Investment trust assets included in assets under management by NAM were ¥20.3 trillion as of March 31, 2014, increased by ¥2.4 trillion or 13%, from the year ended March 31, 2013. The increase was mainly due to positive net inflows of ¥1.7 trillion and market appreciation of ¥0.7 trillion.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2013	2014	2015
Non-interest revenues	¥491,773	¥637,987	¥626,228
Net interest revenue	153,083	127,110	163,639

Net revenue	644,856	765,097	789,867
Non-interest expenses	573,199	653,299	707,671

Income before income taxes	¥71,657	¥111,798	¥82,196

Net revenue increased by 3% from ¥765,097 million for the year ended March 31, 2014 to ¥789,867 million for the year ended March 31, 2015, primarily in our overseas businesses due to depreciation of the Japanese Yen, an increase in revenue from our overseas Equity businesses as a result of a strong market environment and the strong performance of Investment Banking business primarily due to an increase of transactions in our overseas businesses.

Net revenue increased by 19% from ¥644,856 million for the year ended March 31, 2013 to ¥765,097 million for the year ended March 31, 2014, primarily driven by the strong performance in Equities due to market rallies, and stable performance in Fixed Income throughout the year due to active domestic revenues and the expansion of our overseas businesses, and the recovery of Investment Banking primarily due to unrealized gains from our investment in Ashikaga Holdings following its listing on the Tokyo Stock Exchange.

Non-interest expenses increased by 8% from ¥653,299 million for the year ended March 31, 2014 to ¥707,671 million for the year ended March 31, 2015, primarily in our overseas businesses as a result of depreciation of the Japanese Yen.

Non-interest expenses increased by 14% from ¥573,199 million for the year ended March 31, 2013 to ¥653,299 million for the year ended March 31, 2014, primarily in our overseas businesses as a result of depreciation of the Japanese Yen.

Income before income taxes was ¥71,657 million for the year ended March 31, 2013, ¥111,798 million for the year ended March 31, 2014 and ¥82,196 million for the year ended March 31, 2015.

Global Markets

We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Retail and Asset Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our clients. These ties enable us to identify the types of product of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.

	Millions of yen
	Year ended March 31
	2013	2014	2015
Net revenue	¥560,429	¥649,706	¥683,399
Non-interest expenses	459,715	540,386	585,850

Income before income taxes	¥100,714	¥109,320	¥97,549

Net revenue increased by 5% from ¥649,706 million for the year ended March 31, 2014 to ¥683,399 million for the year ended March 31, 2015. In Fixed Income, Net revenue increased from ¥398,243 million for the year ended March 31, 2014 to ¥407,154 million for the year ended March 31, 2015. Despite the decrease in revenue from our Rates business due to the difficult market environment, depreciation of the Japanese Yen enabled overseas operations to report higher revenues in Japanese Yen terms which resulted in an increase in overall revenue. In our Equities business, Net revenue increased from ¥251,463 million for the year ended March 31, 2014 to ¥276,245 million for the year ended March 31, 2015. Our Japanese Equities business continued to be strong, and the revenue from overseas increased mainly due to favorable market environments.

Net revenue increased by 16% from ¥560,429 million for the year ended March 31, 2013 to ¥649,706 million for the year ended March 31, 2014. In our Fixed Income business, Net revenue increased from ¥387,677 million for the year ended March 31, 2013 to ¥398,243 million for the year ended March 31, 2014. Despite fluctuating market conditions throughout the year, stable client flow and high research capability drove revenue growth backed by appropriate risk management. As a result, we recognized revenue growth across products, especially in our Rates business. In our Equities business, Net revenue increased from ¥172,752 million for the year ended March 31, 2013 to ¥251,463 million for the year ended March 31, 2014. Throughout the year, the domestic Japanese equity market rallied due to the effect of monetary easing policies, resulting in greatly increased revenues from our Japanese Equities business. In accordance with the realignment of our Global Markets business during the year ended March 31, 2014, comprehensive amounts for the Fixed Income and Equities for the year ended March 31, 2013 have been reclassified.

Non-interest expenses increased by 8% from ¥540,386 million for the year ended March 31, 2014 to ¥585,850 million for the year ended March 31, 2015, primarily due to the depreciation of the Japanese Yen and an increase in our overseas headcount.

Non-interest expenses increased by 18% from ¥459,715 million for the year ended March 31, 2013 to ¥540,386 million for the year ended March 31, 2014, primarily due to the depreciation of the Japanese Yen but offset by the realization of the cost reduction exercise which was largely completed during the year.

Income before income taxes was ¥100,714 million for the year ended March 31, 2013, ¥109,320 million for the year ended March 31, 2014 and ¥97,549 million for the year ended March 31, 2015.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity and other financial instruments in major financial markets, such as Asia, Europe and the U.S. We have been enhancing our M&A and financial advisory expertise to secure more high-profile deals both across and within regions. We develop and forge solid relationships with clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Millions of yen
	Year ended March 31
	2013	2014	2015
Investment Banking (gross) revenue	¥143,001	¥184,288	¥193,849
Allocation to other divisions	(70,990)	(86,888)	(89,149)

Investment Banking (net) revenue	72,011	97,400	104,700
Other revenue	12,416	17,991	1,768

Net revenue	84,427	115,391	106,468
Non-interest expenses	113,484	112,913	121,821

Income (loss) before income taxes	¥(29,057)	¥2,478	¥(15,353)

Net revenue decreased by 8% from ¥115,391 million for the year ended March 31, 2014 to ¥106,468 million for the year ended March 31, 2015. Investment banking (net) revenue increased from ¥97,400 million for the year ended March 31, 2014 to ¥104,700 million for the year ended March 31, 2015, due to an increase in transactions overseas. Other revenue decreased from ¥17,991 million for the year ended March 31, 2014 to ¥1,768 million for the year ended March 31, 2015, mainly due to unrealized gains from our investment in Ashikaga Holdings following its listing on the Tokyo Stock Exchange during the year ended March 31, 2014.

Net revenue increased by 37% from ¥84,427 million for the year ended March 31, 2013 to ¥115,391 million for the year ended March 31, 2014. Investment banking (net) revenue increased from ¥72,011 million for the year ended March 31, 2013 to ¥97,400 million for the year ended March 31, 2014, due to the recovery of equity capital markets and M&A activity. Other revenue increased from ¥12,416 million for the year ended March 31, 2013 to ¥17,991 million for the year ended March 31, 2014, primarily due to unrealized gains from our investment in Ashikaga Holdings following its listing on the Tokyo Stock Exchange. For the year ended March 31, 2014, realized losses from investments in Japan were ¥1.0 billion and unrealized gains from investments in Japan were ¥12.0 billion. Realized gains from Terra Firma investments were immaterial and unrealized gains were ¥0.9 billion.

Non-interest expenses increased by 8% from ¥112,913 million for the year ended March 31, 2014 to ¥121,821 million for the year ended March 31, 2015, primarily due to increased expenses incurred by our overseas businesses due to the depreciation of the Japanese Yen.

Non-interest expenses decreased by 0.5% from ¥113,484 million for the year ended March 31, 2013 to ¥112,913 million for the year ended March 31, 2014, primarily due to cost savings from the additional cost reduction program, and partially offset by increased expenses incurred by our overseas businesses due to the depreciation of the Japanese Yen.

Loss before income taxes was ¥29,057 million for the year ended March 31, 2013, Income before income taxes was ¥2,478 million for the year ended March 31, 2014 and Loss before income taxes was ¥15,353 million for the year ended March 31, 2015.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 21 “Segment and geographic information” in our consolidated financial statements included within this annual report.

Income before income taxes in Other operating results was ¥6,591 million for the year ended March 31, 2013, ¥19,980 million for the year ended March 31, 2014 and ¥45,950 million for the year ended March 31, 2015.

Other operating results for the year ended March 31, 2015 include gains from changes in the fair value of certain financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥1.7 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥5.0 billion and gains from changes in counterparty credit spreads of ¥10.1 billion.

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

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate. For further discussion on statutory capital requirements, see Note 18 “Regulatory requirements” in our consolidated financial statements included in this annual report.

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

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis were 2% as of March 31, 2015 as listed below:

	Billions of yen, except percentage
	March 31, 2015
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥9,037	¥9,645	¥365	¥—	¥19,047	2%
Derivative assets	28	41,837	235	(40,514)	1,586
Derivative liabilities	29	41,476	264	(40,460)	1,309

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

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are determined based on quoted market prices or valuation models. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2014
	Assets	Liabilities
Listed derivatives	¥458	¥535
OTC derivatives	1,847	1,555

	¥2,305	¥2,090

	Billions of yen
	March 31, 2015
	Assets	Liabilities
Listed derivatives	¥142	¥377
OTC derivatives	1,444	932

	¥1,586	¥1,309

The fair value of OTC derivative assets and liabilities as of March 31, 2015 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2015
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥1,057	¥1,152	¥1,021	¥1,007	¥3,600	¥(6,393)	¥1,444
OTC derivative liabilities	886	1,051	1,022	1,039	3,224	(6,290)	932

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

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

For the year ended March 31, 2015, Nomura recognized an impairment loss on goodwill of ¥3,188 million within Other in Nomura’s segment information. This is due to decline in the fair value of a reporting unit caused by a decrease in expected cash flows arising from the changes in the economic environment. These impairment losses were recorded within Non-interest expense—Other in the consolidated statements of income. The fair value was determined using DCF valuation techniques.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”) and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of March 31, 2015.

	Millions of yen
	March 31, 2015
	Japan	Europe	Americas	Asia and Oceania	Total(1)
CMBS(2)	¥1,976	¥19,460	¥56,676	¥—	¥78,112
RMBS(3)	54,345	78,547	375,104	—	507,996
Other securitization products(4)	8,100	329,006	180,245	—	517,351

Total	¥64,421	¥427,013	¥612,025	¥—	¥1,103,459

(1)	The balances shown exclude certain CMBS of ¥22,042 million for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposure because the beneficial interests in the vehicles have been sold to third parties.
(2)	We have ¥10,885 million exposure, as whole loans and commitments, to U.S. CMBS and RMBS-related business as of March 31, 2015.

(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government-guaranteed collateralized mortgage obligations (“CMOs”) of ¥1,989,048 million, because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region of the underlying collateral and external credit ratings as of March 31, 2015. Ratings are based on the lowest ratings given by Standard & Poor’s Financial Services LLC, Moody’s Investors Service, Inc., Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2015.

	Millions of yen
	March 31, 2015
	AAA	AA	A	BBB	BB	B and lower	Not rated	Total
Japan	¥—	¥—	¥—	¥—	¥—	¥1,976	¥—	¥1,976
Europe	—	407	1,790	1,330	7,728	8,145	60	19,460
Americas	29,566	1,451	6,014	7,055	122	10,830	1,638	56,676

Total	¥29,566	¥1,858	¥7,804	¥8,385	¥7,850	¥20,951	¥1,698	¥78,112

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2015.

	Millions of yen
	March 31, 2015
	Funded	Unfunded	Total
Japan	¥833	¥2,083	¥2,916
Europe	6,709	15,082	21,791
Americas	26,872	131,749	158,621

Total	¥34,414	¥148,914	¥183,328

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

For further discussion on Nomura’s involvement with variable interest entities, see Note 6 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements included in this annual report.

Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2015.

Millions of yen
March 31, 2015
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥14,692
Investments in subsidiaries and affiliates	33,553
Valuation of financial instruments	56,566
Accrued pension and severance costs	10,335
Other accrued expenses and provisions	123,567
Operating losses	466,531
Other	4,356

Gross deferred tax assets	709,600
Less—Valuation allowance	(565,103)

Total deferred tax assets	144,497

Deferred tax liabilities
Investments in subsidiaries and affiliates	109,087
Valuation of financial instruments	56,808
Undistributed earnings of foreign subsidiaries	735
Valuation of fixed assets	20,644
Other	8,670

Total deferred tax liabilities	195,944

Net deferred tax assets (liabilities)	¥(51,447)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

B. Liquidity and Capital Resources.

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of losses arising from difficulty in securing necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and one month periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio issued by the FSA.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1.    Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

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

To meet any potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2015, our liquidity portfolio was ¥6,064.0 billion which generated a liquidity surplus taking into account stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2014 and 2015 and averages maintained for the years ended March 31, 2014 and 2015. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2014	As of March 31, 2014	Average for year ended March 31, 2015	As of March 31, 2015
Cash, cash equivalents and time deposits(1)	¥1,676.6	¥1,497.2	¥1,726.2	¥1,292.3
Government debt securities	4,667.3	4,483.6	4,678.3	4,470.4
Others(2)	214.9	146.4	248.9	301.3

Total liquidity portfolio	¥6,558.8	¥6,127.2	¥6,653.4	¥6,064.0

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2014 and 2015 and averages maintained for the years ended March 31, 2014 and 2015. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2014	As of March 31, 2014	Average for year ended March 31, 2015	As of March 31, 2015
Japanese Yen	¥2,463.3	¥2,272.3	¥2,267.7	¥1,753.4
U.S. Dollar	2,171.5	2,050.4	2,580.6	2,736.5
Euro	1,015.0	1,049.0	1,175.0	1,017.9
British Pound	662.4	568.6	514.6	404.8
Others(1)	246.6	186.9	115.5	151.4

Total liquidity portfolio	¥6,558.8	¥6,127.2	¥6,653.4	¥6,064.0

(1)	Includes other currencies such as the Canadian Dollar, the Australian Dollar and the Swiss Franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 18 “Regulatory requirements” in our consolidated financial statements included within this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2014 and 2015.

	Billions of yen
	March 31, 2014	March 31, 2015
NHI and NSC(1)	¥1,900.9	¥1,637.1
Major broker-dealer subsidiaries	2,815.2	3,036.9
Bank subsidiaries(2)	1,170.5	1,050.3
Other affiliates	240.6	339.7

Total liquidity portfolio	¥6,127.2	¥6,064.0

(1)	NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.
(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2.    Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥1,821.2 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Our Global Treasury department monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2015 was ¥7,885.2 billion, which represented 308.4% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2014	March 31, 2015
Net liquidity value of other unencumbered assets	¥1,720.3	¥1,821.2
Liquidity portfolio	6,127.2	6,064.0

Total	¥7,847.5	¥7,885.2

3.    Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets.

We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to interest rates, equities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 38.1% of total long-term debt outstanding as of March 31, 2015 from 32.0% as of March 31, 2014.

3.1    Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposits at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2014 and 2015.

	Billions of yen
	March 31, 2014	March 31, 2015
Short-term bank borrowings	¥722.5	¥267.3
Other loans	49.2	23.9
Commercial paper	246.9	252.9
Deposits at banking entities	757.7	813.6
Certificates of deposit	240.5	260.9
Debt securities maturing within one year	952.5	938.4

Total short-term unsecured debt	¥2,969.3	¥2,557.0

3.2    Long-Term Unsecured Debt

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

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V., NBI, and Nomura International Funding Pte. Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

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

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2014 and 2015.

	Billions of yen
	March 31, 2014	March 31, 2015
Long-term deposits at banking entities	¥116.0	¥145.9
Long-term bank borrowings	2,057.6	2,623.0
Other loans	129.0	196.4
Debt securities(1)	3,916.0	3,544.1

Total long-term unsecured debt	¥6,218.6	¥6,509.4

(1)	Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

During the year ended March 31, 2015, the Company issued ¥50 billion of domestic senior notes.

3.3    Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity for plain vanilla debt securities and borrowings with maturities longer than one year was 4.1 years as of March 31, 2015. A significant amount of our medium-term notes are structured and linked to interest rates, equities, indices, currencies or commodities. These maturities are evaluated based on internal models and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 7.7 years as of March 31, 2015. The average maturity of our entire long-term debt portfolio, including plain vanilla debt securities and borrowings, was 5.3 years as of March 31, 2015. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

Redemption	schedule is individually estimated by considering the probability of redemption.

3.4    Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We lower the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, delivering various types of securities collateral, and actively seeking long-term agreements. For more detail of secured borrowings and repurchase agreements, see Note 4 “Collateralized transactions” in our consolidated financial statements included within this annual report.

4.    Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5.    Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for one month.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2015, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash and collateral outflows in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•

Assuming a one-notch and two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6.    Contingency Funding Plan

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

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision” (“Sound Principles”). To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

With regard to LCR, the Financial Services Authorities Notice was promulgated in Japan including revisions to the international agreement document of the Basel Committee. The phased introduction of the LCR with minimum standards became effective from the end of March 31, 2015 and LCR disclosure rules will apply starting from the end of June 2015. In addition, NSFR is expected to be introduced in Japan in 2018 with minimum standards, pursuant to the international agreement document issued by Basel Committee in October 2014.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 31, 2014, we recorded net cash inflows from operating activities and net cash outflows from investing activities. For the year ended March 2015, we recorded net cash outflows from operating activities and net cash inflows from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2014 and 2015.

	Billions of yen
	Year Ended March 31
	2014	2015
Net cash provided by (used in) operating activities	¥457.4	¥(77.0)
Net income	216.4	226.0
Trading assets and private equity investments	(485.7)	2,917.9
Trading liabilities	2,007.8	(1,731.1)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(183.9)	(1,251.3)
Securities borrowed, net of securities loaned	(1,604.5)	(221.3)
Other, net	507.2	(17.2)
Net cash provided by (used in) investing activities	(103.2)	12.3
Net cash provided by (used in) financing activities	289.4	(178.2)
Long-term borrowings, net	546.2	(193.8)
Other, net	(256.8)	15.6
Effect of exchange rate changes on cash and cash equivalents	41.1	68.5

Net increase (decrease) in cash and cash equivalents	684.7	(174.4)
Cash and cash equivalents at beginning of the year	805.1	1,489.8

Cash and cash equivalents at end of the year	¥1,489.8	¥1,315.4

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2015, our cash and cash equivalents decreased by ¥174.4 billion to ¥1,315.4 billion. Net cash of ¥178.2 billion was used in financing activities due to net cash outflows of ¥193.8 billion from Long-term borrowings. As part of trading activities, while there were net cash inflows of ¥1,186.8 billion from cash outflows due to a decrease in Trading liabilities in combination with cash inflows due to a decrease in Trading assets and Private equity investments, they were offset by ¥1,472.6 billion of net cash outflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥77.0 billion was used in operating activities.

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

Balance Sheet and Financial Leverage

Total assets as of March 31, 2015, were ¥41,783.2 billion, a decrease of ¥1,737.1 billion compared with ¥43,520.3 billion as of March 31, 2014, reflecting decreases in Securities purchased under agreements to resell and Trading assets. Total liabilities as of March 31, 2015, were ¥39,038.3 billion, a decrease of ¥1,928.8 billion compared with ¥40,967.1 billion as of March 31, 2014, reflecting decreases in Securities sold under agreements to repurchase and Trading liabilities. NHI shareholders’ equity as of March 31, 2015, was ¥2,707.8 billion, an increase of ¥194.1 billion compared with ¥2,513.7 billion as of March 31, 2014, due to increases in Retained earnings and Accumulated other comprehensive income (loss).

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

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2014 and 2015.

	Billions of yen, except ratios
	March 31
	2014	2015
NHI shareholders’ equity	¥2,513.7	¥2,707.8
Total assets	43,520.3	41,783.2
Adjusted assets(1)	26,173.3	25,063.7
Leverage ratio(2)	17.3 x	15.4 x
Adjusted leverage ratio(3)	10.4 x	9.3 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2014	2015
Total assets	¥43,520.3	¥41,783.2
Less:
Securities purchased under agreements to resell	9,617.7	8,481.5
Securities borrowed	7,729.3	8,238.0

Adjusted assets	¥26,173.3	¥25,063.7

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets decreased by 4.0% reflecting primarily a decrease in Securities purchased under agreement to resell and Trading assets. Total NHI shareholders’ equity increased by 7.7% reflecting primarily an increase in Retained earnings and Accumulated other comprehensive income (loss). As a result, our leverage ratio went down from 17.3 times as of March 31, 2014 to 15.4 times as of March 31, 2015.

Adjusted assets decreased primarily due to a decrease in Trading assets. As a result, our adjusted leverage ratio was 10.4 times as of March 31, 2014 and 9.3 times as of March 31, 2015.

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

Dividends

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments are determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the Company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

We consider repurchases of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥6 per share to shareholders of record as of September 30, 2014 and have decided to pay a dividend of ¥13 per share to shareholders of record as of March 31, 2015. As a result, the total annual dividend will be ¥19 per share.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2010	¥—	¥4.00	¥—	¥4.00	¥8.00
2011	—	4.00	—	4.00	8.00
2012	—	4.00	—	2.00	6.00
2013	—	2.00	—	6.00	8.00
2014	—	8.00	—	9.00	17.00
2015	—	6.00	—	13.00	19.00

Consolidated Regulatory Capital Requirements

As discussed in Item 4.B. of this annual report, the FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out rules for consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2015, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) was 12.9%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) was 12.9% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) was 14.8% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of March 31, 2015 was 4.5% for the common equity Tier 1 capital ratio, 6.0% for the Tier 1 capital ratio and 8.0% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2014 and 2015.

	Billions of yen, except ratios
	March 31
	2014	2015
Common equity Tier 1 capital	¥2,314.2	¥2,459.2
Tier 1 capital	2,314.2	2,459.2
Total capital	2,715.7	2,820.4
Risk-Weighted Assets
Credit risk-weighted assets	8,034.8	9,112.6
Market risk equivalent assets	6,999.7	7,113.0
Operational risk equivalent assets	2,391.5	2,703.5

Total risk-weighted assets	¥17,425.9	¥18,929.2

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	13.2%	12.9%
Tier 1 capital ratio	13.2%	12.9%
Consolidated capital adequacy ratio	15.5%	14.8%

Common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital are calculated by deducting certain regulatory adjustments from basic capital for each capital class. Each capital amount and regulatory adjustment is defined in the Capital Adequacy Notice on Final Designated Parent Company and these new definitions of capital will come into effect gradually by transitional measures.

Since the end of March 2011, we have calculated credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach with the approval of the FSA.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups who are already subject to Basel III requirements. Management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2015, the FSA issued guidance on the calculation methodology and disclosure requirements for a consolidated regulatory leverage ratio by financial institutions through revisions to “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management”

(2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”) and publishing “Consolidated Leverage Ratio prescribed by Commissioner of Financial Services Agency in accordance with Article 3, Paragraph 1 of Pillar 3 Notice” (2015 FSA Regulatory Notice No. 11; “Notice on Consolidated Leverage Ratio”). As a result of this guidance, Nomura will now disclose a consolidated leverage ratio measure from March 31, 2015 which is calculated using the methodology prescribed by this guidance. Management will also receive and review this consolidated leverage ratio on a regular basis. As of March 31, 2015, our consolidated leverage ratio was 3.82%.

Changes to regulatory capital framework which affect us

The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing minimum standards for funding and liquidity; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards were implemented from 2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, after two rounds of public consultation and discussions with the Committee on Payment and Settlement Systems (“CPSS”) and the International Organization of Securities Commissions (“IOSCO”), the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which were intended to come into effect as of January 2013 as part of Basel III. This first version of CCPs rule came into effect from 2013 and the final version of CCPs rule was announced in April 2014 from the Basel Committee, which is not implemented. Moreover, a series of final standards on the regulatory frameworks such as Basel III leverage ratio framework and disclosure requirements, capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to central counterparties, supervisory framework for measuring and controlling large exposures and revisions to the securitization framework have been published by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The group of G-SIBs have been updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIBs. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In addition to the above, the FSB and the IOSCO have published assessment methodologies for identifying Non-bank Non-insurer Global Systemically Important Financial Institutions (“NBNI G-SIFIs”), for public consultation.

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

Credit Ratings

The cost and availability of unsecured funding are generally dependent on credit ratings. Our short-term and long-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, our risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

The following tables present the credit ratings of the Company and NSC as of May 31, 2015.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa1
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	A3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

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

For further information about transactions with VIEs, see Note 6 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

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

•	We lease certain equipment and facilities in Japan and overseas under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain equipment and facilities in Japan and overseas under capital lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.

Commitments to invest in partnerships:

•	We have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Note 8 “Leases” in our consolidated financial statements contains further detail on our operating leases and capital leases. Note 10 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 20 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on our clients’ creditworthiness and the value of collateral held. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2015.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥9,494	¥13	¥8	¥—	¥9,473
Long-term borrowings(1)	8,202,773	982,982	2,049,893	2,204,074	2,965,824
Contractual interest payments(2)	1,163,644	149,435	250,550	183,247	580,412
Operating lease commitments	171,746	20,410	34,722	28,314	88,300
Capital lease commitments(3)	66,840	3,750	8,785	8,681	45,624
Purchase obligations(4)	18,779	16,363	2,416	—	—
Commitments to extend credit	421,526	50,395	74,747	181,211	115,173
Commitments to invest in partnerships	20,710	2,676	318	6,462	11,254

Total	¥10,075,512	¥1,226,024	¥2,421,439	¥2,611,989	¥3,816,060

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2015.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥3,140 billion for reverse repurchase agreements and ¥1,296 billion for repurchase agreements as of March 31, 2015.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Directors of the Company as of June 25, 2015.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Nobuyuki Koga (Aug. 22, 1950)

Director

Chairman of the Board of Directors

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Director and Chairman of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Co., Ltd.

		Apr. 1974	Joined the Company
		Jun. 1995	Director of the Company
		Apr. 1999	Managing Director of the Company
		Jun. 2000	Director and Deputy President of the Company
		Oct. 2001	Director and Deputy President of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2003	Director and President of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2003	Director, President & CEO of the Company Director and Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2008	Director and Representative Executive Officer of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jun. 2011	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Koji Nagai (Jan. 25, 1959)	Director, Representative Executive Officer and Group CEO Director and President of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (Current) Director and President of Nomura Securities Co., Ltd. (Current)

Atsushi Yoshikawa (Apr. 7, 1954)	Director, Representative Executive Officer and Group COO Director and Representative Executive Officer of Nomura Securities Co., Ltd. Chairman of Nomura Holding America Inc.	Apr. 1978	Joined the Company
		Jun. 2000	Director of the Company
		Oct. 2001	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2004	Senior Managing Director of the Company Executive Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2005	Senior Managing Director of the Company Executive Vice President of Nomura Asset Management Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2006	Executive Vice President of Nomura Asset Management Co., Ltd.
		Apr. 2008	Director and President of Nomura Asset Management Co., Ltd.
		Oct. 2008	Executive Managing Director of the Company Director, President & CEO of Nomura Asset Management Co., Ltd.
		Jun. 2011	Executive Vice President of the Company CEO and President of Nomura Holding America Inc.
		Aug. 2012	Representative Executive Officer & Group COO of the Company Chairman of Nomura Holding America Inc.
		Jun. 2013	Director, Representative Executive Officer & Group COO of the Company Chairman of Nomura Holding America Inc.
Apr. 2014

Director, Representative Executive Officer & Group COO of the Company (Current)

Director and Representative Executive Officer of Nomura Securities Co., Ltd. (Current)

Chairman of Nomura Holding America Inc. (Current)

Hiroyuki Suzuki (Feb. 3, 1959)	Director	Apr. 1982	Joined the Company
	Member of the Audit Committee (full-time) Outside Director of Nomura Asset Management Co., Ltd.	Apr. 2005	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of the Company
		Dec. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2010	Senior Corporate Managing Director of the Company Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2011	Senior Corporate Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2013 Jun. 2013	Advisor of the Company Director of the Company (Current)

David Benson (Feb. 9, 1951)	Director Non-Executive Director of Nomura Europe Holdings plc Non-Executive Director of Nomura International plc	Feb. 1997	Joined Nomura International plc
		Jul. 1999	Head of Risk Management, Nomura International plc
		Mar. 2005	Chief Operating Officer (“COO”) of Nomura International plc
		Aug. 2007	Resigned from Nomura International plc
		Nov. 2008	Chief Risk Officer (“CRO”), Senior Managing Director of the Company
		Jan. 2011	Senior Managing Director of the Company, Vice Chairman, Risk and Regulatory Affairs
		Apr. 2011	Vice Chairman of the Company (Senior Managing Director)
		Jun. 2011	Director of the Company (Current)

Masahiro Sakane (Jan 7, 1941)

Outside Director

Member of the Nomination Committee

Member of the Compensation Committee

Councilor of Komatsu Ltd.

Outside Director of Tokyo Electron Limited

Outside Director of Asahi Glass Co., Ltd.

Outside Director of Takeda Pharmaceutical Company Limited

Outside Director of Kajima Corporation

Outside Director of Nomura Securities Co., Ltd.

		Apr. 1963	Joined Komatsu Ltd.
		Jun. 2001	Representative Director and President of Komatsu Ltd.

		Jun. 2003	Representative Director and President & CEO of Komatsu Ltd.
		Jun. 2007	Representative Director and Chairman of Komatsu Ltd.
		Jun. 2008	Outside Director of the Company (Current)
		Jun. 2010	Director and Chairman of Komatsu Ltd.
		Apr. 2013	Director and Councilor of Komatsu Ltd.
		Jun. 2013	Councilor of Komatsu Ltd. (Current)

Takao Kusakari (Mar. 13, 1940)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Senior Advisor of NYK Line Outside Director of Nomura Securities Co., Ltd.	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (“NYK Line”)
		Aug. 1999	President of NYK Line
		Apr. 2002	President, Corporate Officer of NYK Line
		Apr. 2004	Chairman, Corporate Officer of NYK Line

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
		Apr. 2009	Director and Corporate Advisor of NYK Line
		Jun. 2010	Corporate Advisor of NYK Line
		Jun. 2011	Outside Director of the Company (Current)
		Apr. 2015	Senior Advisor of NYK Line (Current)

Tsuguoki Fujinuma (Nov. 21, 1944)

Outside Director

Chairman of the Audit Committee

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Outside Director of Nomura Securities Co., Ltd.

		Apr. 1969	Joined Horie Morita Accounting Firm
		Jun. 1970	Joined Arthur & Young Accounting Firm
		Nov. 1974	Registered as a Certified Public Accountant
		May 1991	Managing Partner of Asahi Shinwa Accounting Firm
		Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
		May 2000	President of the International Federation of Accountants
		Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
		Jun. 2007	Retired from Ernst & Young ShinNihon
		Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2008	Outside Director of the Company (Current)

Toshinori Kanemoto (Aug. 24, 1945)	Outside Director	Apr. 1968	Joined National Police Agency
	Member of the Audit Committee Of-Counsel of City-Yuwa Partners Outside Statutory Auditor of JX Holdings, Inc. Outside Director of Riken Corporation Outside Director of Nomura Securities Co., Ltd.	Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
		Aug. 1995	Director General of the International Affairs Department, National Police Agency
		Oct. 1996	President of ICPO-INTERPOL
		Aug. 2000	President, National Police Academy
		Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan
		Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
		Feb. 2007	Of-Counsel of City-Yuwa Partners (Current)
		Jun. 2011	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Hiroshi Kimura (Apr. 23, 1953)	Outside Director Member of the Audit Committee Special Advisor of Japan Tobacco Inc. Outside Director of Asahi Glass Co., Ltd.	Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.)
		Jun. 1999	Director of Japan Tobacco Inc.
		Jun. 2001	Resigned as Director of Japan Tobacco Inc.
		Jun. 2005	Director of Japan Tobacco Inc.
		Jun. 2006	President and CEO and Representative Director of Japan Tobacco Inc.
		Jun. 2012	Chairman of the Board of Japan Tobacco Inc.
		Jun. 2014	Special Advisor of Japan Tobacco Inc.
		Jun. 2015	Outside Director of the Company (Current)

Dame Clara Furse (Sep. 16, 1957)

Outside Director

Non-Executive Director of Amadeus IT Holding, S.A.

Non-Executive Director of U.K. Department for Work and Pensions

External Member of the Bank of England’s Financial Policy Committee

Non-Executive Director of Vodafone Group Plc

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

Michael Lim Choo San (Sep. 10, 1946)

Outside Director

Chairman of the Land Transport Authority of Singapore

Independent Director of Olam International Limited

Director of Nomura Asia Holding N.V.

Non-Executive Chairman of Nomura Singapore Ltd.

		Aug. 1972	Joined Price Waterhouse, Singapore
		Jan. 1992	Managing Partner of Price Waterhouse, Singapore
		Oct. 1998	Member of the Singapore Public Service Commission (Current)
		Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
		Sep. 2002	Chairman of the Land Transport Authority of Singapore (Current)
		Sep. 2004	Independent Director of Olam International Limited (Current)
		Jun. 2011	Outside Director of the Company (Current)
		Nov. 2011	Chairman of the Accounting Standards Council, Singapore (Current)
		Apr. 2013	Chairman of the Singapore Accountancy Commission (Current)

Among the Directors listed above, Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma, Toshinori Kanemoto, Hiroshi Kimura, Dame Clara Furse, and Michael Lim Choo San satisfy the requirements for an “outside director” under the Companies Act.

Executive Officers

The following table provides information about the Company’s Executive Officers as of June 25, 2015.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Atsushi Yoshikawa (Apr. 7, 1954)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Tetsu Ozaki (Jan. 16, 1958)	Executive Managing Director Wholesale CEO Deputy President of Nomura Securities Co., Ltd.	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Senior Managing Director of the Company Counselor of Nomura Securities Co., Ltd.
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Deputy President of Nomura Securities Co., Ltd.
		Apr. 2013	Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2014	Executive Managing Director of the Company (Current) Wholesale CEO (Current) Deputy President of Nomura Securities Co., Ltd. (Current)

Toshio Morita (Apr. 17, 1961)	Executive Managing Director Retail CEO Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Corporate Managing Director of the Company Counselor of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Executive Managing Director of the Company (Current) Retail CEO (Current) Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2015	Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd. (Current)

Kunio Watanabe (Feb. 22, 1963)	Executive Managing Director Asset Management CEO Director, President and CEO of Nomura Asset Management Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2009	Senior Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2014	Executive Managing Director of the Company (Current) Asset Management CEO (Current) Director, President and CEO of Nomura Asset Management Co., Ltd. (Current)

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

Financial Officer of Nomura Securities Co., Ltd. (Current)

B. Compensation.

(1) Compensation policy

We have developed our compensation policy for both executives and employees of the Nomura Group to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

1.	align with Nomura values and strategies;

2.	reflect group, divisional and individual performance;

3.	establish appropriate performance measurement with a focus on risk;

4.	align employee and shareholder interests;

5.	establish appropriate compensation structures; and

6.	ensure robust governance and control processes.

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

•	approving the total bonus pool and its allocation to each business;

•	reviewing the performance measures of senior executives to ensure that compensation reflects the performance of both individuals and our business globally;

•	continually reviewing the appropriateness and relevance of our compensation policy; and

•	approving any major changes in employee benefits structures globally;

Current members of the HRC include the Group CEO (as Chairman of the Committee), Group COO, CFO, Chief Risk Officer (“CRO”), Chief of Staff and heads of Human Resources.

(3) Nomura’s compensation framework

Nomura delivers compensation to executives and employees through fixed and variable components. The key objectives of these components are provided below, together with the specific elements of each component.

Compensation Components	Objectives		Specific Elements
Fixed Compensation	•	Rewards individuals for their knowledge, skills, competencies and experiences	•	Base salary
	•	Reflects local labour market standards

	•	Reflects practices of local labour markets to deliver allowances as a part of fixed compensation to individuals	• •	Housing allowances Overtime pay

Variable Compensation	•	Rewards team and individual performances, and their contribution to results as well as the Company’s strategic and future value	• •	Cash bonuses Deferred compensation
	•	Reflects appropriate internal and market-based peer comparisons
	•	Reflects broad views on compensation, including individual performances, approaches to risk, compliance and cross-divisional cooperation

Note:	Benefits driven by local market regulations and practices are not included in the above.

Fixed Compensation in EMEA was revised in line with regulations on remunerations in European countries.

(4) Variable Compensation

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

Deferred compensation

Certain senior management and employees whose compensation is above a certain level receive a portion of their variable compensation through deferred compensation awards. By linking the economic value of a part of compensation to Nomura’s stock price and imposing certain vesting periods, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing opportunities to grow personal wealth over the period from grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of long-term increase in corporate value.

As a result of these benefits, deferred compensation awards are also recommended by regulators in the key jurisdictions in which we operate.

The deferral period over which our deferred compensation awards vest is generally three or more years. This is in line with the “Principles for Sound Compensation Practices” issued by the FSB, which recommends, among other things, a deferral period of three or more years. Deferred compensation awards are also generally reduced, forfeited or clawed back in the event of:

•	voluntary termination of employment;

•	material restatement in our consolidated group financial statements;

•	material violation of policies of Nomura; and

•	material detriment to the business or reputation of Nomura.

Deferred compensation awards for the fiscal year ended March 31, 2013 and subsequent fiscal years which are delivered to senior management and employees who exceed certain compensation levels will also be reduced, forfeited or clawed back in the event of a material downturn in performance of the Nomura group and/or a material failure of risk management.

Furthermore, stricter terms and conditions for reduction, forfeiture and clawback were introduced into deferred compensation awards for the fiscal year ended March 31, 2015.

Certain deferred compensation awards delivered in respect of the fiscal years ended March 31, 2013 and March 2014 include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria are met. Awards in respect of the fiscal year ended March 31, 2015 include similar FCR provisions, however the ability of the recipient to claim FCR in the first year of the award is now limited to a pre-defined election window which closes at 25 June.

Nomura’s deferred compensation awards currently comprise core deferral awards and supplemental deferral awards.

1. Core deferral awards

(a) Stock Acquisition Right (“SAR”) awards

Nomura has issued the following two types of SAR awards.

•	SAR Plan A awards

The Company issues SAR Plan A awards linked to price of the Company’s common stock pursuant to several stock option plans. These awards vest and are exercisable into the Company’s common stock two years after grant date, expire approximately seven years after grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. The exercise price is generally not less than the fair value of the Company’s common stock on grant date. The awards qualify as SARs under Japanese tax law and are therefore delivered primarily to employees in Japan.

•	SAR Plan B awards

The Company issues SAR Plan B awards linked to price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock approximately half to five years after grant date, expire approximately five and a half to ten years after grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

This plan is intended to offer a similar economic effect as restricted stock, as commonly used in the U.S. and Europe. Options are granted with an exercise price of ¥1 per share.

(b) Notional Stock Unit (“NSU”) awards

NSU awards are cash-settled awards linked to the price of the Company’s common stock which are designed to replicate the key features of SAR Plan B awards described above but are settled in cash rather than exercisable into the Company’s common stock. This allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives. These awards have graded vesting over five years from grant date and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

2. Supplemental deferral awards

Beginning with the fiscal year ended March 31, 2011, we have also delivered deferred compensation to certain senior management and employees through supplemental deferral awards which are in additional to the core deferral awards described above. These awards reinforce our goals of retaining and motivating our key talent in the competitive market place. These awards have graded vesting over five years after grant date.

(a) Collared Notional Stock Unit (“CSU”) awards

CSU awards are linked to the value of the Nomura’s stock price subject to a cap and a floor.

(b) Notional Indexed Unit (“NIU”) awards

NIU awards are linked to a world stock index quoted by Morgan Stanley Capital International. Other material terms, including deferral period and vesting conditions, are the same as those for CSUs.

(5) Consistency with risk management and linkage to performance

In determining aggregate compensation, Nomura considers the ratio of personnel expense against income (after a specific risk adjustment and before deduction of tax and personnel expenses). The risk adjustment to income is determined by deducting a certain proportion of economic capital from each division’s revenue. Such economic capital comprehensively recognizes quantitatively assessed risks, and reflects various risks including market, credit, liquidity, and operational risks.

Nomura recognizes that its aggregate compensation should maintain consistency with the current financial soundness and future prospects of Nomura, and that it should not have significant impact on capital adequacy in the future.

(6) Compensation for Directors and Executive Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, a Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with our applicable compensation policy.

1.    Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2015
		Basic Compensation(2)	Bonus	Deferred Compensation(3)	Total
Directors	9	¥285	¥46	¥103	¥433
(Outside Directors included in above)	(6)	(144)	( —)	( —)	(144)
Executive Officers	7	501	273	646	1,420

Total	16	¥786	¥319	¥749	¥1,853

(1)	There were 9 Directors and 7 Executive Officers as of March 31, 2015. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
(2)	Basic compensation of ¥786 million includes other compensation (commuter pass allowance) of ¥0.4 million that has been provided.
(3)	Deferred compensation (such as stock options) granted during the year ended March 31, 2015 and prior is recognized as expense in the financial statements for the year ended March 31, 2015.
(4)	Subsidiaries of the Company paid ¥57 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2015.
(5)	The Company abolished retirement bonuses to Directors in 2001.

2. Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation(1)
Name	Company	Category	Base Salary	Equity Compensation (SARs)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total	Total
Nobuyuki Koga	Nomura	Director	¥83	¥—	¥83	¥36	¥73	¥109	¥192
Koji Nagai	Nomura	Director, Representative Executive Officer (Group CEO)	102	17	119	70	139	209	328
Atsushi Yoshikawa	Nomura	Director, Representative Executive Officer (Group COO)	92	16	108	57	115	172	280
Tetsu Ozaki	Nomura	Executive Officer	66	13	79	40	81	121	200
Toshio Morita	Nomura	Executive Officer	60	13	73	49	98	147	220
Kunio Watanabe	Nomura	Executive Officer	60	13	73	22	45	67	140
Shoichi Nagamatsu	Nomura	Executive Officer	60	13	73	19	38	57	130
Shigesuke Kashiwagi	Nomura	Executive Officer	60	13	73	16	31	47	120

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2015.

Stock Acquisition Rights (“SARs”)

The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2015.

	March 31, 2015
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.19	April 23, 2008	40,300	From April 24, 2010 to April 23, 2015	¥1	¥0
Stock Acquisition Rights No.20	June 23, 2008	15,900	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.21	June 23, 2008	89,900	From June 24, 2010 to June 23, 2015	1	0
Stock Acquisition Rights No.22	August 5, 2008	110,000	From August 6, 2010 to August 5, 2015	1,280	0
Stock Acquisition Rights No.23	August 5, 2008	1,862,000	From August 6, 2010 to August 5, 2015	1,280	0
Stock Acquisition Rights No.28	April 30, 2009	212,800	From May 1, 2011 to April 30, 2016	1	0
Stock Acquisition Rights No.29	June 16, 2009	83,300	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.30	June 16, 2009	235,300	From June 17, 2011 to June 16, 2016	1	0

	March 31, 2015
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.31	August 5, 2009	156,000	From August 6, 2011 to August 5, 2016	¥730	¥0
Stock Acquisition Rights No.32	August 5, 2009	2,192,000	From August 6, 2011 to August 5, 2016	730	0
Stock Acquisition Rights No.34	May 18, 2010	935,900	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.35	May 18, 2010	837,100	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.37	July 28, 2010	1,956,400	From April 30, 2012 to April 29, 2017	1	0
Stock Acquisition Rights No.38	July 28, 2010	694,900	From April 30, 2013 to April 29, 2018	1	0
Stock Acquisition Rights No.39	November 16, 2010	1,888,600	From November 16, 2012 to November 15, 2017	474	0
Stock Acquisition Rights No.40	June 7, 2011	1,282,900	From May 25, 2012 to May 24, 2018	1	0
Stock Acquisition Rights No.41	June 7, 2011	2,058,000	From May 25, 2013 to May 24, 2018	1	0
Stock Acquisition Rights No.42	June 7, 2011	3,729,400	From May 25, 2014 to May 24, 2018	1	0
Stock Acquisition Rights No.43	November 16, 2011	1,787,100	From November 16, 2013 to November 15, 2018	299	0
Stock Acquisition Rights No.44	June 5, 2012	1,328,400	From April 20, 2013 to April 19, 2018	1	0
Stock Acquisition Rights No.45	June 5, 2012	2,619,500	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.46	June 5, 2012	12,133,900	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.47	June 5, 2012	4,781,100	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.48	June 5, 2012	4,757,600	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.49	June 5, 2012	1,649,300	From October 20, 2015 to April 19, 2021	1	0
Stock Acquisition Rights No.50	June 5, 2012	1,647,900	From October 20, 2016 to April 19, 2022	1	0
Stock Acquisition Rights No.51	November 13, 2012	2,227,900	From November 13, 2014 to November 12, 2019	298	0
Stock Acquisition Rights No.52	June 5, 2013	1,919,900	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.53	June 5, 2013	6,727,400	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.54	June 5, 2013	6,696,400	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.55	November 19, 2013	2,698,700	From November 19, 2015 to November 18, 2020	831	0
Stock Acquisition Rights No.56	June 5, 2014	8,554,600	From April 20, 2015 to April 19, 2020	1	0

	March 31, 2015
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.57	June 5, 2014	8,522,000	From April 20, 2016 to April 19, 2021	¥1	¥0
Stock Acquisition Rights No.58	June 5, 2014	8,458,600	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.59	June 5, 2014	4,628,900	From March 31, 2015 to March 30, 2020	1	0
Stock Acquisition Rights No.60	June 5, 2014	4,596,500	From March 31, 2016 to March 30, 2021	1	0
Stock Acquisition Rights No.61	June 5, 2014	9,194,900	From March 31, 2017 to March 30, 2022	1	0
Stock Acquisition Rights No.62	November 18, 2014	2,727,100	From November 18, 2016 to November 17, 2021	744	0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

SARs Held by Directors and Executive Officers of Nomura

The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2015.

	March 31, 2015
	Number of Shares under SARs	Numbers of Holders
Series of SARs		Directors and Executive Officers (excluding Outside Directors)	Outside Directors
SARs No.21	7,900	1	—
SARs No.22	9,000	1	2
SARs No.23	48,000	8	—
SARs No.29	6,000	—	2
SARs No.30	18,000	1	—
SARs No.31	29,000	3	2
SARs No.32	38,000	6	—
SARs No.35	28,800	1	—
SARs No.40	54,500	2	—
SARs No.41	60,200	3	—
SARs No.42	74,200	5	—
SARs No.44	20,700	4	—
SARs No.45	23,500	5	—
SARs No.46	48,700	6	—
SARs No.47	29,300	6	—
SARs No.48	29,200	6	—
SARs No.52	77,600	6	—
SARs No.53	143,600	9	—
SARs No.54	143,200	9	—
SARs No.56	119,200	8	—

	March 31, 2015
	Number of Shares under SARs	Numbers of Holders
Series of SARs		Directors and Executive Officers (excluding Outside Directors)	Outside Directors
SARs No.57	118,900	8	—
SARs No.58	118,100	8	—
SARs No.59	56,300	6	—
SARs No.60	56,000	6	—
SARs No.61	111,700	6	—

Pension, Retirement or Similar Benefits

See Note 12 “Employee benefit plans” in our consolidated financial statements included in this annual report.

C. Board Practices.

Information Concerning Directors

The Companies Act states that a Company with Three Committees (as defined below) must establish three committees; a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors, and the majority of the members of each committee must be outside directors. At a Company with Three Committees, the board of directors is entitled to establish the basic management policy for the company, has decision-making authority over certain prescribed matters, and supervises the execution by the executive officers of their duties. Executive officers and representative executive officers appointed by a resolution adopted by the board of directors manage the business affairs of the company, based on a delegation of authority by the board of directors.

Since June 2003, the Company has adopted a corporate governance structure that separates management oversight functions from business execution functions (“Company with Three Committees”). Through this governance structure, the Company aims to strengthen management oversight, increase the transparency of the Company’s management and expedite the decision-making process within the Nomura Group. An outline of the Company’s Board of Directors, Nomination Committee, Audit Committee and Compensation Committee is provided below.

Board of Directors

The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed 20. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met 10 times during the fiscal year ended March 31, 2015. As a group, the Directors attended approximately 99% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Nomination Committee

The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met five times during the fiscal year ended March 31, 2015. As a group, the member Directors attended 100% of the total number of meetings of the Nomination Committee during the year. As of June 25, 2015, the members of the Nomination Committee are Nobuyuki Koga, Masahiro Sakane and Takao Kusakari. Nobuyuki Koga is the Chairman of this committee.

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

The Audit Committee met 19 times during the fiscal year ended March 31, 2015. As a group, the member Directors attended 100% of the total number of meetings of the Audit Committee during the year. As of June 25, 2015, the members of the Audit Committee are Tsuguoki Fujinuma, Toshinori Kanemoto, Hiroshi Kimura and Hiroyuki Suzuki. Tsuguoki Fujinuma is the Chairman of this Committee.

Compensation Committee

The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met two times during the fiscal year ended March 31, 2015. As a group, the member Directors attended 100% of the total number of meetings of the Compensation Committee during the year. As of June 25, 2015, the members of the Compensation Committee are Nobuyuki Koga, Masahiro Sakane and Takao Kusakari. Nobuyuki Koga is the Chairman of this Committee.

Limitation of Liabilities of Directors

In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 427, Paragraph 1 of the Companies Act, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liabilities to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following Directors: Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma, Toshinori Kanemoto, Hiroshi Kimura, Dame Clara Furse, Michael Lim Choo San, Hiroyuki Suzuki and David Benson. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

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

D. Employees

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2013	2014	2015
Japan	16,030	16,037	15,973
Europe	3,618	3,461	3,485
Americas	2,271	2,281	2,449
Asia and Oceania	6,037	5,891	6,765

Total	27,956	27,670	28,672

As of March 31, 2015, we had 15,973 employees in Japan, including 9,413 in our Retail Division, 1,508 in our Wholesale Division and 835 in our Asset Management Division. Overseas, we had 12,699 employees, of which 3,485 were located in Europe, 2,449 in the Americas, and 6,765 in Asia and Oceania. The number of employees in Asia and Oceania increased by approximately 1,000 mainly due to the acquisition of new subsidiaries in Thailand and Taiwan during the year ended March 31, 2015.

As of March 31, 2015, 7,931 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. Between the company and the labor union, we had been holding constant discussions to make solutions on labor related matters.

We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2015. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Nobuyuki Koga	225,185
Koji Nagai	153,500
Atsushi Yoshikawa	180,161
Hiroyuki Suzuki	77,915
David Benson	—
Masahiro Sakane	30,000
Takao Kusakari	—
Tsuguoki Fujinuma	34,446
Toshinori Kanemoto	—
Hiroshi Kimura	—
Dame Clara Furse	—
Michael Lim Choo San	—

Total	701,207

Executive Officers

Name	Number of Shareholdings
Koji Nagai	See above
Atsushi Yoshikawa	See above
Tetsu Ozaki	62,850
Toshio Morita	110,108
Kunio Watanabe	28,000
Shoichi Nagamatsu	103,433
Shigesuke Kashiwagi	40,000

Total	344,391

For information regarding stock options granted to our Directors and Executive Officers, see under Item 6.B of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The Company understands that there is no major shareholder who owns more than 5% of our outstanding common stock on the register of shareholders as of March 31, 2015.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2015, there were 253 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 454,019,638 shares of the Company’s common stock, representing 12.6% of Nomura’s then outstanding common stock. As of March 31, 2015, there were 36,793,618 ADSs outstanding, representing 36,793,618 shares of the Company’s common stock or 1.0% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

We held 37.9% of NRI’s outstanding share capital as of March 31, 2015.

For the year ended March 31, 2015, we purchased ¥26,772 million worth of software and computer equipment and paid ¥46,246 million for other services to NRI, while received ¥570 million from NRI.

See also Note 19 “Affiliated companies and other equity-method investees” in the consolidated financial statements included in this annual report.

Directors

There were no significant transactions.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal Proceedings

For a discussion of our litigation and related matters, see Note 20 “Commitments, contingencies and guarantees” in the consolidated financial statements included in this annual report.

Dividend Policy

For our dividend policy, see “Capital Management—Dividends” under Item 5.B of this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2015.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on the New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Annual highs and lows
2011	¥717	¥361	$7.67	$4.75
2012	436	223	5.21	2.91
2013	608	241	6.30	3.05
2014	980	535	9.64	5.76
2015	757	576	7.38	5.24
Quarterly highs and lows
2014
First Quarter	¥980	¥535	$9.64	$5.76
Second Quarter	833	683	8.39	6.30
Third Quarter	831	708	8.21	7.19
Fourth Quarter	828	625	7.88	6.20
2015
First Quarter	¥752	¥587	$7.38	$5.82
Second Quarter	742	627	7.18	5.89
Third Quarter	757	576	6.49	5.33
Fourth Quarter	745	609	6.19	5.24

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Monthly highs and lows
2015 (calendar year)
January	¥688	¥609	$5.74	$5.24
February	736	620	6.19	5.29
March	745	699	6.19	5.82
April	803	696	6.72	5.85
May	843	766	6.88	6.22
June (through June 24)	858	788	6.86	6.46

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

As a Company with Three Committees, the compensation of the Company’s Directors and Executive Officers is determined by the Compensation Committee (see Item 6.C above). The Compensation Committee establishes the policy with respect to the determination of the individual compensation (including variable compensation) of each of the Company’s Directors and Executive Officers and makes determinations in accordance with that compensation policy.

With respect to borrowing powers, these as well as other powers relating to the management of the business (with the exception of certain exclusions specified under the Companies Act) have been delegated to the Executive Officers by the Board of Directors as a Company with Three Committees.

There is no mandatory retirement age for the Company’s Directors under the Companies Act or the Company’s Articles of Incorporation.

There is no requirement concerning the number of shares an individual must hold in order to qualify him or her to serve as a Director of the Company under the Companies Act or the Company’s Articles of Incorporation.

Pursuant to the Companies Act and the Company’s Articles of Incorporation, the Company may, by a resolution adopted by the Company’s Board of Directors, release the liabilities of any Directors or Executive Officers to the Company for damages suffered by the Company due to their acts taken in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. In addition, the Company may execute with Directors (excluding a person who serves as an executive director, etc.) agreements that limit their liabilities to the Company for damages suffered by the Company if they acted in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. See “Limitation of Liabilities of Directors” under Item 6.C above.

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

General

Under the Company’s Articles of Incorporation, the Company is authorized to issue 6,000,000,000 shares, of which 3,822,562,601 shares were issued as of March 31, 2015. All issued shares are fully-paid and non-assessable.

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

Under the Company’s Articles of Incorporation, dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of September 30 or March 31 of each year, pursuant to a resolution adopted by the Company’s Board of Directors. In addition, under the Companies Act and the Company’s Articles of Incorporation, the Company may (but is not obligated to) make further distributions of Surplus by a resolution adopted by the Company’s Board of Directors. However, the Company equally may decide not to pay dividends for any given period, regardless of the amount of Surplus the Company has.

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

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A” =	the total amount of ‘other capital surplus’ and ‘other retained earnings’, each such amount being that appearing on the Company’s non-consolidated balance sheets as of the end of the last fiscal year;

“B” =	(if the Company has disposed of treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by the Company less the book value thereof;

“C” =	(if the Company has reduced stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” =	(if the Company has reduced additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” =	(if the Company has cancelled treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” =	(if the Company has distributed Surplus to shareholders after the end of the last fiscal year) the total book value of Surplus so distributed;

“G” =	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to shareholders after the end of the last fiscal year) the amount set aside in the Company’s additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by the Company may not exceed a prescribed distributable amount (“Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:

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

The Companies Act provides that certain important matters shall be approved by a “special resolution” adopted by the general meeting of shareholders. The Company’s Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important matters include:

•	reduction of stated capital,

•

amendment to the Articles of Incorporation (except amendments which the Board of Directors (or for a Company with Three Committees, the Executive Officers) are authorized to make under the Companies Act),

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer requiring shareholders’ approval,

•	dissolution, merger or consolidation requiring shareholders’ approval,

•	corporate split requiring shareholders’ approval,

•	transfer of the whole or an important part of a company’s business,

•	transfer of the whole or a part of a company’s equity interests in any of the company’s subsidiaries requiring shareholders’ approval,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval,

•	any issuance of new shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price,

•	any issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions,

•	purchase of shares by a company from a specific shareholder other than the company’s subsidiary,

•	consolidation of shares, and

•	partial release of a director, independent auditor or executive officers’ liability to the company.

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

Record Date

The close of business on September 30 and March 31 are the record dates for the Company’s distributions of Surplus (dividends), if any. A holder of shares constituting one or more whole units, who is registered as a holder in the Company’s register of shareholders at the close of business as of March 31, is also entitled to exercise shareholders’ voting rights at the annual general meeting of shareholders with respect to the fiscal year ended on March 31. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

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

Preferred Dividends

Under the Company’s Articles of Incorporation, preferred dividends may be paid to shareholders of preferred stock on record as of March 31 every year. In addition, interim preferred dividends may be paid to shareholders of the Company’s preferred stock on record as of September 30 of any year. Dividends on preferred stock are to be paid always in priority to dividends on common stock. The detailed terms and conditions of each class of preferred stock, including the amount of preferred dividends or preferred interim dividends, are to be determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Company’s Board of Directors prior to the time of issuance thereof, provided that the annual dividend rate applicable to Class 1 and Class 2 preferred stock may not exceed 15%, and the annual dividend rate applicable to Class 3 and Class 4 preferred stock may not exceed 10%.

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

The Company’s Right and Obligation to Acquire Preferred Stock

With respect to Class 1 preferred stock, Class 2 preferred stock, or Class 4 preferred stock, if any event specified in a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors prior to the issuance of each class of preferred stock occurs and the day separately specified in a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors arrives, the Company shall have the right to acquire all or any part of the relevant shares of preferred stock. In the event the Company exercises such right, the Company would deliver to the relevant shareholder a certain amount of cash in exchange for the shares of the preferred stock acquired by the Company from such shareholder. The initial acquisition price at which the relevant preferred stock would be acquired by the Company would be determined prior to the time of issuance thereof by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors taking into consideration the amount of subscription moneys paid for the relevant preferred stock.

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

Report of Substantial Shareholdings

The FIEA requires any person (other than the Company) who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. With certain exceptions, a similar report must also be filed to reflect any change of 1% or more in the above shareholding or any change in material matters set out in any previously filed reports. For this purpose, shares issuable to a person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the Company’s total issued share capital.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Income Tax Convention Between the U.S. and Japan (“Japan-U.S. Tax Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York Mellon (“depositary”) and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

•

the amount allocated to the taxable year in which you realized the gain or excess distribution, or to prior years before the first year in which we were a PFIC with respect to you, will be taxed as ordinary income,

•	the amount allocated to each other previous year will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain. Under the Japan-U.S. Tax Treaty, the withholding tax rate on dividends is 10% for portfolio investors, provided that they do not have a permanent establishment in Japan, or if there is a permanent establishment, the shares with respect to which such dividends are paid are not effectively connected with such permanent establishment, and that they are qualified U.S. residents eligible to enjoy treaty benefits. It shall be noted that, under the Japan-U.S. Tax Treaty, withholding tax on dividends to be paid is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds (please refer to Article 10(3)(b) of the Japan-U.S. Tax Treaty). In addition to the Japan-U.S. Tax Treaty, Japan currently has income tax treaties with, among others, the U.K., France, Australia, the Netherlands, Switzerland and Sweden whereby the withholding tax rate on dividends is also reduced from 15% to 10% for portfolio investors.

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

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Each of these key components is explained in further detail below.

Risk Appetite

Nomura has determined the maximum level and types of risk that it is willing to assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (“CRO”) and the Chief Financial Officer (“CFO”) to the Executive Management Board (“EMB”) for approval.

The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy and balance sheet measures, liquidity risk, market and credit risk, operational risk, and model risk, and consists of quantitative metrics and qualitative statements. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

Nomura’s Risk Appetite Statement is required to be reviewed annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight

Committee Governance

Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks. The formal governance structure for risk management within Nomura is as follows:

Board of Directors (“BoD”)

The BoD determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises the execution of Directors’ and Executive Officers’ duties and has the authority to adopt, alter or abolish the regulations of the EMB.

Executive Management Board

The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the Group Integrated Risk Management Committee (“GIRMC”). Key responsibilities of the EMB include the following:

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

Monitoring, Reporting and Data Integrity

Development, consolidation, monitoring and reporting of risk management information (“risk MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflects the use of the various risk tools used to identify and assess those risks. The Risk Management Division is responsible for implementing appropriate controls over data integrity for risk MI.

Management of Financial Resources

Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business unit. Key components are set out below:

Risk-weighted assets

A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division consistent with the risk appetite. See Item 4.B. “Business Overview—Regulatory Capital Rules” and “Consolidated Regulatory Capital Requirements” in this report for further information on our consolidated capital adequacy ratios and risk-weighted assets.

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

Classification and Definition of Risk

Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Market risk	Risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor or counterparty’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on- and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Operational risk	Risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Model risk	Risk arising from model errors or incorrect or inappropriate model application, which can lead to financial loss, poor business and strategic decision-making, restatement of external and internal reports, regulatory penalties and damage to Nomura’s reputation.

Funding and Liquidity risk	Risk of loss arising from difficulty in securing necessary funding or from a significantly higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or a deterioration in market conditions.

Business risk	Risk of failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of Nomura’s business operations. Managing business risk is the responsibility of Nomura’s Executive Managing Directors and Senior Managing Directors.

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

Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, VaR, Stressed VaR (“SVaR”) and Incremental Risk Charge (“IRC”). In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss due to adverse movements of market factors, such as equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented, where historical market moves over a two-year window are applied to current exposure in order to construct a profit and loss distribution. Potential losses can be estimated at required confidence levels or probabilities. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. Nomura uses the same VaR model for both internal risk management purposes and for regulatory reporting. For internal risk management purposes, VaR is calculated across Nomura at a 99% confidence level and using a 1-day time horizon. For regulatory reporting purposes, Nomura uses the same confidence level but a 10-day time horizon, calculated using actual 10-day historical market moves. To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year window during a period of financial stress. The SVaR window is regularly calibrated and observations are equally weighted.

Nomura’s VaR model uses exact time series for each individual risk factor. However, if good quality data is not available, a ‘proxy logic’ maps the exposure to an appropriate time series. The level of proxying taking place is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. One-day trading losses exceeded the 99% VaR estimate on one occasion at a Nomura group level for the year ended March 31, 2015.

Limitations and Advantages of VaR

VaR aggregates risks from different asset classes in a transparent and intuitive way. However, there are limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore, it may understate the impact of severe events. Given these limitations, Nomura uses VaR only as one component of a diverse market risk management process.

VaR metrics

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	Mar. 29, 2013	Mar. 31, 2014	Mar. 31, 2015
Equity	¥1.26	¥1.28	¥1.01
Interest rate	5.00	3.95	4.17
Foreign exchange	1.87	2.79	1.06

Subtotal	8.14	8.02	6.23
Less: Diversification Benefit	(3.05)	(2.86)	(1.62)

VaR	¥5.09	¥5.16	¥4.62

	Billions of yen
	For the twelve months ended
	Mar. 29, 2013	Mar. 31, 2014	Mar. 31, 2015
Maximum daily VaR(1)	¥8.66	¥9.90	¥9.84
Average daily VaR(1)	6.11	6.67	6.44
Minimum daily VaR(1)	4.33	4.45	3.11

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 29, 2013, March 31, 2014, and March 31, 2015.

Total VaR decreased to ¥4.62 billion as of March 31, 2015 from ¥5.16 billion as of March 31, 2014. VaR relating to foreign exchange risk decreased to ¥1.06 billion as of March 31, 2015, compared to ¥2.79 billion as of March 31, 2014 due to lower outright foreign exchange risk taken. VaR relating to equity risk decreased to ¥1.01 billion as of March 31, 2015, compared to ¥1.28 billion as of March 31, 2014.VaR relating to interest rate risk increased to ¥4.17 billion as of March 31, 2015, compared to ¥3.95 billion as of March 31, 2014.

Total VaR remained relatively unchanged at ¥5.16 billion as of March 31, 2014 compared to total VaR as of March 29, 2013. VaR relating to interest rate risk decreased to ¥3.95 billion as of March 31, 2014, compared to ¥5.00 billion as of March 29, 2013 due to lower outright interest risk being taken. VaR relating to foreign exchange risk increased to ¥2.79 billion as of March 31, 2014 from ¥1.87 billion as of March 29, 2013, driven by changes in the outright foreign exchange risk being taken. VaR relating to equity risk remained relatively unchanged at ¥1.28 billion as of March 31, 2014 compared to ¥1.26 billion as of March 29, 2013.

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

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for operating purposes and on a long-term basis. Equity investments held for operating purposes are minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations held in order to promote existing and potential business relationships. This non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of Nomura’s equity investments held for operating purposes. This analysis indicates that for each 10% change in the TOPIX, the market value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥19,721 million at the end of March 2014 and ¥23,271 million at the end of March 2015. The TOPIX closed at 1,202.89 points at the end of March 2014 and at 1,543.11 points at the end of March 2015. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor or counterparty’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on- and off-balance sheet exposures. It is also the risk of loss arising through a CVA associated with deterioration in the creditworthiness of a counterparty.

Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

Credit Risk Management Framework

The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management

Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GIRMC and/or Global Risk Strategic Committee (“GRSC”), prescribe the basic principles of credit risk management and set credit limits to counterparties that are formally approved by CRM personnel with the appropriate level of credit authority.

Credit risk is managed by CRM together with various global and regional risk committees. This ensures transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

Credit Risk Management Process

CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation, including margin terms; and

•	Use of appropriate credit risk mitigants, including netting, collateral and hedging.

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

The Credit Risk Control Unit (“CRCU”) is a function that is independent of CRM. It ensures that Nomura’s internal rating system is properly reviewed and validated, reporting any breaks or issues to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risks and provides periodic reporting on the system to senior management.

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

Wrong Way Risk

Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of any WWR exposures. Stress testing is used to support the assessment of any WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital as appropriate.

Stress Testing

Stress Testing is an integral part of Nomura’s management of credit risk. Regular stress tests are used to support the assessment of credit risks by counterparties, sectors and regions. The stress tests include potential concentrations that are highlighted as a result of applying shocks to risk factors, probabilities of default or rating migrations.

Risk Mitigation

Nomura utilizes financial instruments, agreements and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc. (“ISDA”) agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Credit Risk to Counterparties in Derivatives Transaction

The following table presents credit exposures arising from Nomura’s trading-related derivatives held for trading purposes as of March 31, 2015, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥18	¥103	¥21	¥9	¥80	¥(192)	¥39	¥4	¥35
AA	299	451	422	513	1,732	(3,048)	369	70	299
A	462	372	360	308	892	(1,895)	499	54	445
BBB	177	151	144	131	530	(710)	423	261	162
BB and lower	58	73	71	45	349	(384)	212	400	0
Other(2)	43	2	3	1	17	(164)	(98)	4	0

Sub-total	1,057	1,152	1,021	1,007	3,600	(6,393)	1,444	793	941
Listed	333	161	21	3	0	(376)	142	20	122

Total	¥1,390	¥1,313	¥1,042	¥1,010	¥3,600	¥(6,769)	¥1,586	¥813	¥1,063

(1)	Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.
(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.
(3)	Zero balances represent instances where total collateral received is in excess of the total fair value therefore Nomura’s credit exposure is zero.

Exposure to peripheral Eurozone and other selected countries

Geopolitical risk has remained a dominant theme affecting markets through the reporting period. The Russia and Ukraine crisis deepened during the year, Argentina defaulted and the reduction in crude oil prices has impacted oil exporters’ finances. Additionally, developments in Greece have revived concerns over Greece’s fiscal and economic sustainability, as well as its potential implications for the wider Eurozone.

Nomura manages country risk arising from inventory positions, trades with counterparties and any other businesses or products as part of its diversified portfolio. Nomura’s total current net exposure to Greece, Argentina, Russia and Ukraine as of March 31, 2015 was not material. Despite the improvement in the risk profile of a number of peripheral Eurozone countries, further stress in these countries, combined with a sustained market or economic downturn, could adversely affect Nomura’s financial position and performance. As of

March 31, 2015, Nomura’s total current net exposure was ¥54 billion to Spain, ¥43 billion to Ireland, ¥1 billion to Portugal and consisted of OTC derivatives, lending, deposits and trading positions. The total current net exposure to Italy was not material.

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

Products and Services

•

Risk and Control Self-Assessment (“RCSA”): The process used by business units to identify and assess the operational risks to which they are exposed, the controls in place to mitigate risks, and action plans to further reduce risk.

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

•	Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel standards and local regulatory requirements.

Regulatory capital calculation for operational risk

Nomura uses The Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (“Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.

Nomura uses consolidated net revenue as gross income. However, for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each Basel business line as follows:

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

Before models are put into official use, the Model Validation Group (“MVG”) is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model’s suitability, to quantify model risk which is then mitigated by applying model reserves and capital adjustments. Valuation models are developed and maintained by the business units and risk models by the Risk Methodology Group (“RMG”) within the Risk Management Division. Certain models may also be developed by third-party providers. The RMG has primary responsibility for the ongoing refinement and improvement of risk models and methodologies within Nomura.

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

Funding and Liquidity Risk Management

For further information on funding and liquidity risk management, see “Liquidity and Capital Resources—Funding and Liquidity Management” in this report.

Risk Measures and Controls

Limit Frameworks

The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate clear escalation policies to ensure approval of limits at appropriate levels of seniority. The Risk Management Division is responsible for day-to-day operation of these limit frameworks, including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.

New Business Risk Management

The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and new businesses are identified and managed appropriately. The new business approval process consists of two components:

1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions. Clear responsibilities are documented for cases of non-adherence.

2)	The new product approval process allows business unit sponsors to submit applications for new products and obtain input from relevant departments prior to approval of the application. The process is designed to capture and assess risks across all risk classes as a result of the new product or business.

Stress Testing

Stress testing is a process of assessing the stability or business continuity of Nomura from the view point of capital adequacy, profit and loss impact or liquidity adequacy using plausible scenarios at various levels of the hierarchy from group level to division or desk levels, including those based on sensitivity analysis.

Nomura conducts a rigorous programme of stress testing through a comprehensive suite of top-down and bottom-up scenarios, covering different time horizons, severities, scope and methodologies and these are reviewed, run and presented on a regular basis to senior management, who can then take appropriate actions.

Stress testing is categorised either as sensitivity analysis, scenario analysis, groupwide stress testing or reverse stress testing.

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

•

Groupwide stress testing is applied consistently across risk classes, such as market, credit, operational, business and liquidity risks. It is used to assess Nomura’s capital adequacy under severe market scenarios; and

•

Reverse stress testing is designed to identify a range of adverse circumstances which could cause Nomura’s business plan to become unviable. Such tests would stress Nomura’s exposures or business models in an “extreme” fashion until the point of capital failure, liquidity failure or business closure.

Stress tests are run on a regular basis as part of Nomura’s routine risk management process and on an ad hoc basis in response to market events or concerns. Stress testing is regarded as an integral part of Nomura’s risk management governance and is used as a tool for forward-looking risk management and decision-making.

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

Any cash distribution pursuant to the Deposit Agreement, including, but not limited to, cash distribution(s) made in connection with cash dividends; distributions in securities, property or subscription rights; and stock splits.

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

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2014 to March 31, 2015, the Bank of New York Mellon has waived a total of $168,206.30 in fees (including $37,778.53 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2015, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2015, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2015. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2015. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2015 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountant for the last thirteen fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2014	2015
Audit Fees	¥3,349	¥3,344
Audit-Related Fees	49	167
Tax Fees	113	139
All Other Fees	522	605

Total	¥4,033	¥4,255

Audit-Related Fees included fees for consultations on accounting issues relating to our business. Tax Fees included fees for services relating to tax planning and compliance. All Other Fees included fees for services relating to advice with respect to regulations and disclosures under the Financial Instruments and Exchange Act in connection with our underwriting business.

In accordance with the regulations of the Securities and Exchange Commission issued pursuant to Sections 202 and 208 of the Sarbanes-Oxley Act of 2002, our Audit Committee has adopted a pre-approval policy regarding the engagements of our principal accountant. Under the pre-approval policy, there are two types of pre-approval procedures, “General Pre-Approval” and “Specific Pre-Approval.”

Under “General Pre-Approval,” our CFO in conjunction with our principal accountant must make a proposal to our Audit Committee for the types of services and estimated fee levels of each category of services to be generally pre-approved. Such a proposal must be made at least annually. The Audit Committee will discuss the proposal and if necessary, consult with outside professionals as to whether the proposed services would impair the independence of our principal accountant. If such proposal is accepted, the Audit Committee will inform our CFO and principal accountant of the services that have been pre-approved and are included in a “General Pre-Approved List.” Our Audit Committee is informed of each such service that is provided.

Under “Specific Pre-Approval,” if any proposed services are not on the General Pre-Approved List, our CFO is required to submit an application to the Audit Committee for such services. After reviewing the details and estimated fee levels for each engagement and if necessary, consulting with outside professionals as to whether the proposed services would impair the independence of the principal accountant, the Audit Committee may make a specific pre-approval decision on these services. Also, if any approved services in the General Pre-Approved List exceed the fee levels prescribed on the List, our CFO is required to submit an application to the Audit Committee for new fee levels for such services. The Audit Committee may make a pre-approval decision after reviewing the details of the services and the estimated fee levels for each engagement.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended March 31, 2015, we acquired 34,295 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 155,198,700 shares under a share buyback program in accordance with Article 459-1 of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “Common Stock” under Item 10.B of this annual report. As of March 31, 2015, we had 3,598,865,213 outstanding shares of our common stock excluding 223,697,388 shares held as treasury stock.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2015.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)		Total Number of Shares Purchased as Part of Publicly Announced Program		Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2014	1,803	¥640		—		—
May 1 to 31, 2014	100,001,254	613	(1)	100,000,000	(2)	—
June 1 to 30, 2014	3,290	705		—		—
July 1 to 31, 2014	4,086	688		—		—
August 1 to 31, 2014	2,822	651		—		—
September 1 to 30, 2014	2,747	680		—		—
October 1 to 31, 2014	2,645	617		—		—
November 1 to 30, 2014	2,736	716		—		—
December 1 to 31, 2014	6,530,631	714	(1)	6,526,300	(3)	33,473,700
January 1 to 31, 2015	8,674,741	644	(1)	8,672,400	(3)	24,801,300
February 1 to 28, 2015	35,668,435	659	(1)	35,665,300	(4)	4,334,700
March 1 to 31, 2015	4,337,805	727	(1)	4,334,700	(4)	—

Total	155,232,995	¥679	(1)	155,198,700		—

(1)	Excludes common stock repurchased through publicly announced buyback programs during the year ended March 31,2015.
(2)	On April 30, 2014, a resolution of the Board of Directors authorized the Company to purchase up to 100,000,000 shares of our common stock or to a maximum of ¥70 billion during the period from May 19, 2014 through July 25, 2014.
(3)	On October 28, 2014, a resolution of the Board of Directors authorized the Company to purchase up to 40,000,000 shares of our common stock or to a maximum of ¥28 billion during the period from November 13, 2014 through January 16, 2015.
(4)	On January 29, 2015, a resolution of the Board of Directors authorized the Company to acquire to up to 40,000,000 shares of our common stock or to a maximum of ¥30 billion during the period from February 16, 2015 through March 27, 2015.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

On May 19, 2015, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program is from May 20, 2015 to July 28, 2015, and we are authorized to purchase up to 25,000,000 shares of our common stock or to a maximum of ¥20,000,000,000. On May 29, 2015, we announced that the aggregate number of shares of common stock repurchased through this buyback program was 24,331,100 shares and the aggregate value repurchased was ¥ 19,976,847,950.

As of May 31, 2015, 3,591,344,038 shares of common stock were outstanding, excluding 231,218,563 shares held as treasury stock.

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

Under the Companies Act, a company which adopts the Company with Three committees structure is not required to have a majority of outside directors, but is required to have a majority of outside directors on each of the audit, nomination and compensation committees.

The Company currently has seven outside directors among its twelve Directors.

A NYSE-listed U.S. company must have an audit committee that satisfies the requirements under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	The Company has an Audit Committee consisting of four Directors, three of whom are outside directors in compliance with the requirements under the Companies Act. All four Audit Committee members are independent directors under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with one member qualified as audit committee financial expert.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	The Company has a Nomination Committee consisting of three Directors, two of whom are outside directors in compliance with the requirements under the Companies Act.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	The Company has a Compensation Committee consisting of three Directors, two of whom are outside directors in compliance with the requirements under the Companies Act.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Companies Act, stock options are deemed to be compensation for the services performed by the Company’s Directors and Executive Officers and do not require shareholders’ approval. The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of the Company’s Directors and Executive Officers (including stock options in the form of stock acquisition rights as equity compensation) and makes determinations in accordance with that compensation policy.

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, the Company is not required to hold such executive sessions for its outside directors.

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

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

4.3	Limitation of Liability Agreement (English translation)(3)

4.4	Limitation of Liability Agreement(4)

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma and Toshinori Kanemoto entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and each of Hiroshi Kimura and Hiroyuki Suzuki entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(4)	The Company and David Benson entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 25, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 25, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Nomura Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2015 and our report dated June 25, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 25, 2015

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2014	2015
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥1,489,792	¥1,315,408
Time deposits	363,682	328,151
Deposits with stock exchanges and other segregated cash	335,836	453,037

Total cash and cash deposits	2,189,310	2,096,596

Loans and receivables:
Loans receivable (including ¥303,956 million and ¥317,218 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	1,327,875	1,461,075
Receivables from customers (including ¥2,180 million and ¥1,803 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	64,070	187,026
Receivables from other than customers	1,181,742	1,303,576
Allowance for doubtful accounts	(3,009)	(3,253)

Total loans and receivables	2,570,678	2,948,424

Collateralized agreements:
Securities purchased under agreements to resell (including ¥1,087,138 million and ¥1,529,451 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	9,617,675	8,481,474
Securities borrowed	7,729,326	8,238,046

Total collateralized agreements	17,347,001	16,719,520

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥9,266,192 million and ¥8,114,490 million in 2014 and 2015, respectively; including ¥9,156 million and ¥8,133 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	18,672,318	17,260,121
Private equity investments (including ¥3,476 million and ¥6,539 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	41,996	48,727

Total trading assets and private equity investments	18,714,314	17,308,848

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥350,820 million and ¥383,992 million in 2014 and 2015, respectively)	408,917	401,069
Non-trading debt securities	1,023,746	948,180
Investments in equity securities	136,740	159,755
Investments in and advances to affiliated companies	345,434	378,278
Other (including ¥56,976 million and ¥90,984 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	784,174	822,566

Total other assets	2,699,011	2,709,848

Total assets	¥43,520,314	¥41,783,236

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2014	2015
LIABILITIES AND EQUITY
Short-term borrowings (including ¥49,279 million and ¥189,018 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	¥602,131	¥662,256
Payables and deposits:
Payables to customers	492,516	723,839
Payables to other than customers	1,230,176	1,454,361
Deposits received at banks	1,114,181	1,220,400

Total payables and deposits	2,836,873	3,398,600

Collateralized financing:
Securities sold under agreements to repurchase (including ¥530,397 million and ¥982,567 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	13,937,690	12,217,144
Securities loaned	2,359,809	2,494,036
Other secured borrowings	814,500	668,623

Total collateralized financing	17,111,999	15,379,803

Trading liabilities	11,047,285	10,044,236
Other liabilities (including ¥1,123 million and ¥15,786 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	1,141,750	1,217,099
Long-term borrowings (including ¥1,984,986 million and ¥2,578,489 million measured at fair value by applying the fair value option in 2014 and 2015, respectively)	8,227,063	8,336,296

Total liabilities	40,967,101	39,038,290

Commitments and contingencies (Note 20)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares in 2014 and 2015 Issued—3,822,562,601 shares in 2014 and 2015 Outstanding—3,717,630,462 shares in 2014 and 3,598,865,213 shares in 2015	594,493	594,493
Additional paid-in capital	683,638	683,407
Retained earnings	1,287,003	1,437,940
Accumulated other comprehensive income (loss)	20,636	143,739

Total NHI shareholder’s equity before treasury stock	2,585,770	2,859,579
Common stock held in treasury, at cost—104,932,139 shares in 2014 and 223,697,388 shares in 2015	(72,090)	(151,805)

Total NHI shareholders’ equity	2,513,680	2,707,774

Noncontrolling interests	39,533	37,172
Total equity	2,553,213	2,744,946

Total liabilities and equity	¥43,520,314	¥41,783,236

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2014	2015
Cash and cash deposits	¥18	¥9
Trading assets and private equity investments	751	1,008
Other assets	114	40

Total assets	¥883	¥1,057

Trading liabilities	¥42	¥12
Other liabilities	27	3
Borrowings	424	750

Total liabilities	¥493	¥765

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2013	2014	2015
Revenue:
Commissions	¥358,210	¥473,121	¥453,401
Fees from investment banking	62,353	91,301	95,083
Asset management and portfolio service fees	141,888	168,683	203,387
Net gain on trading	367,979	476,356	531,337
Gain on private equity investments	8,053	11,392	5,502
Interest and dividends	394,007	416,350	436,766
Gain on investments in equity securities	38,686	15,156	29,410
Other	708,767	179,485	175,702

Total revenue	2,079,943	1,831,844	1,930,588
Interest expense	266,312	274,774	326,412

Net revenue	1,813,631	1,557,070	1,604,176

Non-interest expenses:
Compensation and benefits	547,591	570,058	596,593
Commissions and floor brokerage	91,388	111,849	129,977
Information processing and communications	179,904	192,168	192,300
Occupancy and related depreciation	91,545	80,142	76,112
Business development expenses	49,010	38,485	35,230
Other	616,463	202,754	227,205

Total non-interest expenses	1,575,901	1,195,456	1,257,417

Income before income taxes	237,730	361,614	346,759

Income tax expense	132,039	145,165	120,780

Net income	¥105,691	¥216,449	¥225,979

Less: Net income (loss) attributable to noncontrolling interests	(1,543)	2,858	1,194

Net income attributable to NHI shareholders	¥107,234	¥213,591	¥224,785

	Yen
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥29.04	¥57.57	¥61.66

Diluted—
Net income attributable to NHI shareholders per share	¥28.37	¥55.81	¥60.03

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2013	2014	2015
Net income	¥105,691	¥216,449	¥225,979
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	74,301	68,090	110,487
Defined benefit pension plans:
Pension liability adjustment	8,702	15,093	5,259
Deferred income taxes	(3,007)	(5,384)	(1,854)

Total	5,695	9,709	3,405

Non-trading securities:
Net unrealized gain on non-trading securities	17,283	3,358	27,643
Deferred income taxes	(4,650)	(1,109)	(8,681)

Total	12,633	2,249	18,962

Total other comprehensive income	92,629	80,048	132,854

Comprehensive income	198,320	296,497	358,833
Less: Comprehensive income attributable to noncontrolling interests	3,332	4,875	10,945

Comprehensive income attributable to NHI shareholders	¥194,988	¥291,622	¥347,888

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2013	2014	2015
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264	683,638
Gain (loss) on sales of treasury stock	(1,798)	(7,647)	(2,417)
Issuance and exercise of common stock options	(5,700)	(210)	2,186
Purchase / sale of subsidiary shares, net	(9)	231	—

Balance at end of year	691,264	683,638	683,407

Retained earnings
Balance at beginning of year	1,058,945	1,136,523	1,287,003
Net income attributable to NHI shareholders	107,234	213,591	224,785
Cash dividends	(29,656)	(63,111)	(68,627)
Gain (loss) on sales of treasury stock	—	—	(5,221)

Balance at end of year	1,136,523	1,287,003	1,437,940

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)	27,704
Net change during the year	71,777	66,579	105,667

Balance at end of year	(38,875)	27,704	133,371

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)	(18,809)
Pension liability adjustment	6,614	9,709	3,405

Balance at end of year	(28,518)	(18,809)	(15,404)

Non-trading securities
Balance at beginning of year	635	9,998	11,741
Net unrealized gain on non-trading securities	9,363	1,743	14,031

Balance at end of year	9,998	11,741	25,772

Balance at end of year	(57,395)	20,636	143,739

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2013	2014	2015
Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)	(72,090)
Repurchases of common stock	(7)	(32,511)	(104,047)
Sales of common stock	1	9	3
Common stock issued to employees	29,507	30,127	24,226
Other net change in treasury stock	(196)	799	103

Balance at end of year	(70,514)	(72,090)	(151,805)

Total NHI shareholders’ equity
Balance at end of year	2,294,371	2,513,680	2,707,774

Noncontrolling interests
Balance at beginning of year	281,896	24,612	39,533
Cash dividends	(3,422)	(40)	(39)
Net income (loss) attributable to noncontrolling interests	(1,543)	2,858	1,194
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	2,524	1,511	4,820
Pension liability adjustment	(919)	—	—
Net unrealized gain on non-trading securities	3,270	506	4,931
Purchase / sale of subsidiary shares, net	(247,782)	341	4,889
Other net change in noncontrolling interests	(9,412)	9,745	(18,156)

Balance at end of year	24,612	39,533	37,172

Total equity
Balance at end of year	¥2,318,983	¥2,553,213	¥2,744,946

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2013	2014	2015
Cash flows from operating activities:
Net income	¥105,691	¥216,449	¥225,979
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	91,493	79,468	78,882
Stock option expenses	21,955	21,091	19,364
Gain on investments in equity securities	(38,686)	(15,156)	(29,410)
Equity in earnings of affiliates, net of dividends received	(13,003)	(29,499)	(34,772)
Loss on disposal of office buildings, land, equipment and facilities	17,641	8,360	9,690
Deferred income taxes	53,957	117,061	26,489
Changes in operating assets and liabilities:
Time deposits	137,526	274,593	38,341
Deposits with stock exchanges and other segregated cash	(9,461)	(42,403)	(66,122)
Trading assets and private equity investments	(1,448,489)	(485,673)	2,917,895
Trading liabilities	248,019	2,007,807	(1,731,133)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,375,929	(183,884)	(1,251,323)
Securities borrowed, net of securities loaned	863,511	(1,604,469)	(221,295)
Other secured borrowings	(84,444)	7,992	(145,877)
Loans and receivables, net of allowance for doubtful accounts	(238,318)	217,397	(92,713)
Payables	(305,672)	278,325	236,029
Bonus accrual	31,415	16,356	(3,659)
Accrued income taxes, net	50,019	(87,933)	59,931
Other, net	(309,582)	(338,456)	(113,324)

Net cash provided by (used in) operating activities	549,501	457,426	(77,028)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(271,975)	(214,336)	(209,468)
Proceeds from sales of office buildings, land, equipment and facilities	147,653	176,680	159,480
Payments for purchases of investments in equity securities	(319)	(4,799)	(354)
Proceeds from sales of investments in equity securities	3,741	6,945	6,977
Decrease (increase) in loans receivable at banks, net	22,189	(10,972)	(49,192)
Decrease (increase) in non-trading debt securities, net	(54,237)	(103,187)	109,761
Business combinations or disposals, net	(5,919)	—	(7,308)
Decrease (increase) in investments in affiliated companies, net	(1,391)	43,298	2,212
Other, net	(228)	3,176	229

Net cash provided by (used in) investing activities	(160,486)	(103,195)	12,337

Cash flows from financing activities:
Increase in long-term borrowings	1,930,357	2,140,351	2,974,115
Decrease in long-term borrowings	(2,330,509)	(1,594,148)	(3,167,956)
Increase (decrease) in short-term borrowings, net	(416,174)	(149,437)	34,041
Increase (decrease) in deposits received at banks, net	129,384	(23,605)	140,571
Proceeds from sales of common stock held in treasury	56	682	387
Payments for repurchases of common stock held in treasury	(7)	(32,511)	(104,047)
Payments for cash dividends	(14,730)	(51,947)	(55,317)

Net cash provided by (used in) financing activities	(701,623)	289,385	(178,206)

Effect of exchange rate changes on cash and cash equivalents	47,175	41,089	68,513

Net increase (decrease) in cash and cash equivalents	(265,433)	684,705	(174,384)
Cash and cash equivalents at beginning of the year	1,070,520	805,087	1,489,792

Cash and cash equivalents at end of the year	¥805,087	¥1,489,792	¥1,315,408

Supplemental information:
Cash paid during the year for—
Interest	¥296,643	¥303,331	¥364,392

Income tax payments, net	¥28,063	¥116,037	¥34,359

Non cash activities—

Business acquisitions:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥34,271 million and ¥18,817 million, respectively, for the year ended March 31, 2015.

Business dispositions:

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥1,488,853 million and ¥1,166,556 million, respectively, for the year ended March 31, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (“Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, derivatives, and currencies on a global basis, and provides investment banking services such as the underwriting of debt and equity securities as well as mergers and acquisitions and financial advice.

Basis of presentation—

The accounting and financial reporting policies of the Nomura conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

These consolidated financial statements include the financial statements of the Company and other entities in which it has a controlling financial interest. Nomura initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Nomura consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders. For certain VIEs that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, Nomura is the primary beneficiary when it holds an interest that will absorb a majority of the expected losses or a majority of the expected residual returns of the entity, or both.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as a holding of 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported within Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported within Trading assets, Private equity investments or Other assets—Other. Other financial investments are generally reported within Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain entities in which Nomura has a financial interest are investment companies under ASC 946. These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”), Nomura International plc (“NIP”) and Nomura Financial Products & Services, Inc. (“NFPS”).

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Fee revenue—

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when the related services are performed. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt securities, equity securities and derivatives which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on the consolidated balance sheets on a settlement date basis. Trading assets and liabilities are carried at fair value with changes in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed. Collateralized financing consists of repurchase agreements disclosed as Securities sold under agreements to repurchase, securities lending transactions disclosed as Securities loaned and certain other secured borrowings.

Reverse repurchase and repurchase agreements principally involve the buying or selling of securities under agreements with clients to resell or repurchase these securities to or from those clients, respectively. These

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recognized in the consolidated balance sheets at the amount for which the securities were originally acquired or sold. Certain reverse repurchase and repurchase agreements are carried at fair value through election of the fair value option. No allowance for credit losses is generally recognized against reverse repurchase agreements due to the strict collateralization requirements.

Repurchase agreements where the maturity of the security transferred as collateral matches the maturity of the repurchase agreement (“repurchase-to-maturity transactions”), which were previously accounted for as sales where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met, are now also accounted for as secured borrowing transactions following adoption of ASU 2014-11 “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU 2014-11”) from January 1, 2015. See “New accounting pronouncements recently adopted” below for further information regarding the adoption of ASU 2014-11. There were no securities derecognized from the consolidated balance sheet under repurchase-to-maturity transactions as of March 31, 2014.
Nomura also enters into Gensaki Repo transactions which are the standard type of repurchase agreement used in Japanese financial markets. Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recognized on the consolidated balance sheets at the amount that the securities were originally acquired or sold.

Reverse repurchase agreements and repurchase agreements accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

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

Securities borrowing and lending transactions accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are also offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts due.

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales under ASC 860 and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 6 “Securitizations and Variable Interest Entities” and Note 10 “Borrowings” for further information regarding these transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically within Trading assets as Securities pledged as collateral in the consolidated balance sheets.

See Note 4 “Collateralized transactions” for further information.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for both trading and non-trading purposes. All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value at the balance sheet date is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

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

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading debt securities, respectively. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial liabilities through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

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

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting any applicable allowance for credit losses.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were ¥808 million and ¥536 million as of March 31, 2014 and March 31, 2015, respectively.

See Note 7 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions, receivables for commissions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥349,573 million and ¥315,708 million as of March 31, 2014 and March 31, 2015, respectively.

These amounts are carried at contractual amounts due less any applicable allowance for credit losses which reflects management’s best estimate of probable losses incurred within these receivables which have been specifically identified as impaired. The allowance for credit losses is reported in the consolidated balance sheets within Allowance for doubtful accounts.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan commitments—

Unfunded loan commitments written by Nomura are accounted for as either off-balance sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.

These loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally held at fair value, with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading. Loan commitment fees are recognized as part of the fair value of the commitment.

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

Payables to other than customers include payables to brokers and dealers for securities failed to receive, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due.

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

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2014 and 2015.

	Millions of yen
	March 31
	2014	2015
Land	¥94,991	¥91,055
Office buildings	109,052	105,043
Equipment and facilities	48,101	46,186
Software	156,717	158,348
Construction in progress	56	437

Total	¥408,917	¥401,069

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization charges of assets which are owned by Nomura are generally computed using the straight-line method and recognized over the estimated useful lives of each asset. Depreciation charges of assets which are leased by Nomura under agreements which are classified as capital leases under ASC 840 “Leases” (“ASC 840”) are generally recognized over the term of the lease. The estimated useful life of an asset takes into consideration technological change, normal deterioration and actual physical usage by Nomura. Leasehold improvements are depreciated over the shorter of their useful life and the term of the lease.

The estimated useful lives for significant asset classes are as follows:

Office buildings	5 to 50 years
Equipment and facilities	2 to 20 years
Software	Up to 5 years

Depreciation and amortization charges of both owned and capital lease assets are reported within Non-interest expenses—Information processing and communications in the amount of ¥55,992 million, ¥57,173 million, ¥59,153 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥35,501 million, and ¥22,295 million, and ¥19,729 million for the years ended March 31, 2013, 2014 and 2015, respectively.

Leases that involve real estate are classified as either operating or capital leases in accordance with ASC 840. Rent expense relating to operating leases is recognized over the lease term on a straight-line basis. If the lease is classified as a capital lease, Nomura recognizes the real estate as an asset on the consolidated balance sheets together with a lease obligation. The real estate is initially recognized at the lower of its fair value or present value of minimum lease payments, and subsequently depreciated over its useful life on a straight-line basis. Where Nomura has certain involvement in the construction of real estate subject to a lease, Nomura is deemed the owner of the construction project and recognizes the real estate on the consolidated balance sheets until construction is completed. At the end of the construction period the real estate is either derecognized or continues to be recognized on the consolidated balance sheets in accordance with ASC 840, depending on the extent of Nomura’s continued involvement with the real estate.

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

Nomura recognized impairment charges of ¥5,455 million and ¥1,246 million primarily related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2013 and 2014, respectively. The amount of impairment charges for the year ended March 31, 2015 was not significant. These losses are reported in the consolidated statements of income within Non-interest expenses— Other and within Other in Nomura’s segment reporting. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥98,736 million and ¥38,004 million, respectively, as of March 31, 2014 and ¥121,901 million and ¥37,854 million, respectively, as of March 31, 2015.

Other non-trading debt and equity securities—

Certain non-trading subsidiaries within Nomura, including an insurance subsidiary, hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by non-trading subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value reported within Revenue—Other in the consolidated statements of income. Non-trading securities held by the insurance subsidiary are also carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with unrealized changes in fair value generally reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Changes in fair value of non-trading debt securities designated as foreign currency fair value hedges attributable to the risk being hedged are reported within Revenue—Other in the consolidated statements of income with other unrealized changes in fair value reported net-of-tax within Other comprehensive income (loss). Realized gains and losses on non-trading securities are reported within Revenue—Other in the consolidated statements of income.

Where the fair value of non-trading securities held by Nomura’s insurance subsidiary has declined below amortized cost, the securities are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost reported within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also reported within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more likely than not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not intend to sell the debt security and it is not more likely than not that Nomura will be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is reported in the consolidated statements of income and any non-credit loss component reported within Other comprehensive income (loss) in the consolidated statements of comprehensive income.

See Note 5 “Non-trading securities” for further information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Certain structured notes issued prior to April 1, 2008 were already measured at fair value but others continue to be accounted for by Nomura by bifurcating the embedded derivative from the associated debt host contract. The embedded derivative is accounted for at fair value and the debt host contract is accounted for at amortized cost.

Changes in the fair value of structured notes elected for the fair value option and bifurcated embedded derivatives are reported within Revenue—Net gain on trading in the consolidated statements of income.

See Note 10 “Borrowings” for further information.

Income taxes—

Deferred tax assets and liabilities are recognized to reflect the expected future tax consequences of operating loss carryforwards, tax credit carryforwards and temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is established against deferred tax assets for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Deferred tax assets and deferred tax liabilities that relate to the same tax-paying component within a particular tax jurisdiction are offset in the consolidated balance sheets. Net deferred tax assets and net deferred tax liabilities are reported within Other assets—Other and Other liabilities in the consolidated balance sheets.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Nomura recognizes income tax-related interest and penalties within Income tax expense in the consolidated statements of income.

See Note 15 “Income taxes” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) which are expected to be settled by the delivery of the Company’s common stock are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

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

Multi-year Performance Deferral (“MYPD”) awards which contain performance conditions and are expected to result in the issuance of SARs or NSUs are classified as equity or liability awards, respectively.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of the Company’s common stock or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the contractual vesting period. For MYPD awards with performance conditions, compensation expense is also recognized over the requisite service period to the extent it is probable that the performance conditions will be met. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

Certain new deferred awards granted since May 2013 include “Full Career Retirement” provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for Full Career Retirement.

See Note 13 “Deferred compensation plans” for further information.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

See Note 11 “Earnings per share” for further information.

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

Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.

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

See Note 9 “Other assets—Other/Other liabilities” for further information.

Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

See Note 14 “Restructuring initiatives” for further information.

Employee benefit plans—

Nomura provides certain eligible employees with various benefit plans, including pensions and other post-retirement benefits. These benefit plans are classified as either defined benefit plans or defined contribution plans.

Plan assets and benefit obligations, as well as the net periodic benefit cost of a defined benefit pension or post-retirement benefit plan, are recognized based on various actuarial assumptions such as discount rates, expected return on plan assets and future compensation levels at the balance sheet date. Actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets and unrecognized prior service costs or credits are amortized to net periodic benefit cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits. The overfunded or underfunded status of a plan is reported within Other assets—Other or Other liabilities in the consolidated balance sheets, and changes in funded status are reflected in net periodic benefit cost and Other comprehensive income (loss) on a net-of-tax basis in the consolidated statements of comprehensive income.

The net periodic pension and other benefit cost of defined contribution plans is recognized within Compensation and benefits in the consolidated statements of income when the employee renders service to Nomura, which generally coincides with when contributions to the plan are made.

See Note 12 “Employee benefit plans” for further information.

New accounting pronouncements adopted during the current year—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2015:

Release of cumulative translation adjustment amounts

In March 2013, the FASB issued amendments changes to ASC 810-10 “Consolidation—Overall” (“ASC 810-10”) and ASC 830-30 “Foreign Currency Matters—Translation of Financial Statements” (“ASC 830-30”) through issuance of ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The amendments resolve diversity in practice about whether guidance in ASC 810-10 or ASC 830-30 applies to the release of cumulative translation adjustment amounts into earnings when a parent sells part or all of its investment in a foreign entity (or no longer holds a controlling financial interest in a subsidiary).

ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted.

Nomura adopted ASU 2013-05 from April 1, 2014 and these amendments have not had a material impact on these consolidated financial statements.

Investment companies

In June 2013, the FASB issued amendments to ASC 946 through issuance of ASU 2013-08 “Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 modifies the guidance under ASC 946 for determining whether an entity is an investment company, which is an entity that is required to measure its investments at fair value, including controlling financial interests in investees that are not investment companies. ASU 2013-08 also requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting, and introduces certain new disclosure requirements, including information about financial support provided, or contractually required to be provided, by an investment company to any of its investees.

ASU 2013-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption prohibited.

Nomura adopted ASU 2013-08 from April 1, 2014 and these amendments have not had a material impact on these consolidated financial statements.

Income taxes

In July 2013, the FASB issued amendments to ASC 740 “Income Taxes” through issuance of ASU 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU 2013-11 reduces diversity in how unrecognized tax benefits are presented when a net operating loss carryforward, similar tax loss, or a tax credit carryforward exists by generally requiring an unrecognized tax benefit to be presented as a reduction of a deferred tax asset, unless these tax attributes are not available under relevant tax law to settle additional income taxes that would result from the disallowance of a tax position.

ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted.

Nomura adopted ASU 2013-11 from April 1, 2014 and these amendments have not had a material impact on these consolidated financial statements.

Repurchase agreements and similar transactions

In June 2014, the FASB issued amendments to ASC 860 through issuance of ASU 2014-11 “Repurchase-to- Maturity Transactions, Repurchase Financings, and Disclosures”. These amendments change the accounting for

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

repurchase-to-maturity transactions which are repurchase agreements where the maturity of the financial assets transferred as collateral matches the maturity of the repurchase agreement. Under ASU 2014-11, all repurchase-to-maturity transactions are now accounted for as secured borrowing transactions in the same way as most other repurchase agreements rather than as a sale of the transferred financial assets and a separate forward commitment to repurchase the financial assets. The amendments also change the accounting for repurchase financing arrangements which are transactions involving the transfer of financial assets to a counterparty executed contemporaneously with a reverse repurchase agreement with the same counterparty. Under ASU 2014-11, all repurchase financings are now accounted for separately, which result in secured lending accounting for the reverse repurchase agreement.

ASU 2014-11 also amends ASC 860 by introducing new disclosure requirements regarding the remaining contractual maturity of repurchase agreements and securities lending transactions accounted for as secured borrowings and nature of underlying financial assets transferred, as well as new disclosure requirements regarding certain other transactions which involve the transfer of financial assets accounted for as sales and where Nomura, as transferor, retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction through an agreement entered into in contemplation of the original transfer.

The amendments to the accounting treatment of repurchase-to-maturity transactions and repurchase financing arrangements are effective for interim or annual periods beginning after December 15, 2014 with early adoption prohibited. As of adoption date, the accounting for all outstanding repurchase-to-maturity transactions and repurchase financing arrangements is adjusted by means of a cumulative-effect adjustment to the balance sheet and retained earnings.

Nomura adopted these accounting amendments from January 1, 2015 and these amendments have not had a material impact on these consolidated financial statements.

The new disclosure requirements regarding transfers of financial assets which are accounted for as sales and where the transferor retains substantially all of the exposure of the transferred financial assets are effective for interim or annual periods beginning after December 15, 2014.

Nomura adopted these disclosure requirements from January 1, 2015. Because these amendments only enhance disclosures around the nature of these transactions rather than change the accounting treatment, they have not had a material impact on these consolidated financial statements. See Note 3 “Derivative instruments and hedging activities” where these new disclosures have been provided.

The new disclosure requirements regarding the remaining contractual maturity of repurchase agreements and securities lending transactions accounted for as secured borrowings and nature of underlying financial assets transferred, are effective for annual periods beginning after December 15, 2014 and interim periods beginning after March 15, 2015.

Nomura will adopt these disclosure requirements from April 1, 2015 and initially make these disclosures in its interim consolidated financial statements for the quarter ended June 30, 2015. Because these amendments only enhance disclosures around the nature of these transactions rather than change the accounting for repurchase agreements and securities lending transactions, Nomura does not expect these disclosures to have a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Foreclosed mortgage loans

In January 2014, the FASB issued amendments to ASC 310-40 “Receivables – Troubled Debt Restructurings by Creditors” (“ASC 310-40”) through issuance of ASU 2014-04 “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” (“ASU 2014-04”). ASU 2014-04 expands ASC 310-40 to provide guidance on when an in substance repossession or foreclosure occurs, when a creditor is considered to have received physical possession of a residential real estate property collateralizing a consumer mortgage loan and introduces new disclosure requirements regarding foreclosed residential real estate property held by the creditor and consumer mortgage loans currently in foreclosure proceedings.

ASU 2014-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014 with early adoption permitted.

Nomura will adopt ASU 2014-04 from April 1, 2015 and does not expect these amendments to have a material impact on these consolidated financial statements.

Foreclosed government-guaranteed mortgage loans

In August 2014, the FASB issued amendments to ASC 310-40 through issuance of ASU 2014-14 “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure” (“ASU 2014-14”). ASU 2014-14 expands ASC 310-40 to provide guidance on when a creditor should recognize a separate receivable instead of real estate upon foreclosure of a government-guaranteed mortgage loan.

ASU 2014-14 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014 with early adoption permitted and may be adopted using either a modified retrospective approach or prospectively.

Nomura will adopt ASU 2014-14 from April 1, 2015 and does not expect these amendments to have a material impact on these consolidated financial statements.

Reporting discontinued operations

In April 2014, the FASB issued amendments to ASC 205 “Presentation of Financial Statements” and ASC 360 “Property, Plant and Equipment” (“ASC 360”) through issuance of ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 changes the criteria for discontinued operations reporting with the intention of less disposals qualifying and also introduces new presentation and disclosure requirements.

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

Nomura will adopt ASU 2014-08 from April 1, 2015 and does not expect these amendments to have a material impact on these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition

In May 2014, the FASB issued ASC 606 “Revenue from Contracts with Customers” as well as amendments to other pronouncements, including ASC 350 “Intangibles—Goodwill and Other”, ASC 360, and ASC 605-35 “Revenue Recognition—Construction-Type and Production-Type Contracts” through issuance of ASU 2014-09 “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 replaces existing revenue recognition guidance in ASC 605 “Revenue Recognition” and certain other industry-specific revenue recognition guidance, and specifies the accounting for certain costs to obtain or fulfill a contract with a customer and provides recognition and measurement guidance in relation to sales of non-financial assets. The core principle of ASU 2014-09 is to account for the transfer of goods or services to customers at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. It provides guidance on how to achieve this core principle, including how to identify contracts with customers and separate performance obligations in the contract, how to determine and allocate the transaction price to such performance obligations and how to recognize revenue when a performance obligation has been satisfied.

ASU 2014-09 is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2016. However, in April 2015, the FASB proposed to defer the effective date to annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods and interim periods within those reporting periods beginning after December 15, 2016. Assuming the proposal to defer is adopted by the FASB, Nomura expects to adopt ASU 2014-09 from April 1, 2018 and is currently evaluating the potential impact it may have on these consolidated financial statements.

Stock compensation

In June 2014, the FASB issued amendments to ASC 718 “Compensation—Stock Compensation” (“ASC 718”) through issuance of ASU 2014-12 “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-12”). ASU 2014-12 requires a performance target that affects vesting and that could be achieved after the requisite service period be accounted for as a performance condition based on the existing guidance in ASC 718 rather than as a nonvesting condition that affects the grant-date fair value of the award.

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

Collateralized financing entities

In August 2014, the FASB issued amendments to ASC 810 through issuance of ASU 2014-13 “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (“ASU 2014-13”) which provides an alternative to ASC 820 for measuring the fair value of financial assets and the financial liabilities of a consolidated variable interest entity which meet the definition of a collateralized financing entity.

When the measurement alternative of ASU 2014-13 is elected, both the financial assets and financial liabilities of a consolidated collateralized financing entity are measured using whichever fair value measurement is more observable, in order to eliminate differences that may arise when the fair value of financial assets and financial liabilities is determined separately.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ASU 2014-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted.

Nomura currently plans to adopt ASU 2014-13 from April 1, 2016 and is currently evaluating the potential impact these amendments may have on these consolidated financial statements.

Consolidation

In February 2015, the FASB issued amendments to ASC 810 through issuance of ASU 2015-02 “Amendments to the Consolidation Analysis” (“ASU 2015-02”) which aims to simplify the existing complex guidance within ASC 810 for determining whether certain legal entities such as limited partnerships and similar entities should be consolidated. In particular, ASU 2015-02:

•

Rescinds the indefinite deferral of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46(R)” introduced by ASU 2010-10 “Amendments for Certain Investment Funds” applied to certain investment companies, money market funds, qualifying real estate funds and similar entities;

•	Provides an exception from consolidation for certain registered money market funds and similar entities;

•	Modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities under ASC 810;

•	Modifies how fee arrangements and related party relationships should be considered in determining whether a variable interest entity should be consolidated; and

•

Introduces new disclosure requirements regarding financial support arrangements with certain registered money market funds and similar entities to which the exception from consolidation has been applied.

ASU 2015-02 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015 with early adoption permitted, including adoption in an interim period.

Nomura currently plans to adopt ASU 2015-02 from April 1, 2016 and is currently evaluating the potential impact these amendments may have on these consolidated financial statements.

Presentation of debt issuance costs

In April 2015, the FASB issued amendments to ASC 835-30 “Interest–Imputation of Interest” (“ASC 835-30”) through issuance of ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability, which are currently presented as a separate asset under ASC 835-30, be presented as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

ASU 2015-03 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015 with early adoption permitted.

Nomura currently plans to adopt ASU 2015-03 from April 1, 2016 and does not expect these amendments to have a material impact on these consolidated financial statements.

Customers’ accounting for fees paid in a cloud computing arrangement

In April 2015, the FASB issued amendments to ASC 350-40 “Intangibles—Goodwill and Other—Internal-Use Software” through issuance of ASU 2015-05 “Customer’s Accounting for Fees Paid in a Cloud Computing

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Arrangement” (“ASU 2015-05”). ASU 2015-05 provides guidance on determining whether cloud computing arrangements, namely where software, platforms, infrastructure or similar hosting arrangements are provided by a third party, contain a software license that should be accounted for in the same way as the acquisition of other software licenses.

ASU 2015-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015 with early adoption permitted.

Nomura currently plans to adopt ASU 2015-05 from April 1, 2016 and does not expect these amendments to have a material impact on these consolidated financial statements.

Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent)

In May 2015, the FASB issued amendments to ASC 820 through issuance of ASU 2015-07 “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”). ASU 2015-07 removes the requirement to report the fair value of investments for which fair value is estimated using net asset value as a practical expedient within the fair value hierarchy and also revises certain other disclosure requirements for these types of investment.

ASU 2015-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015 with early adoption permitted.

Nomura currently plans to adopt ASU 2015-07 from April 1, 2016. Because these amendments only remove certain disclosure requirements around investments which are measured at fair value using net asset value as a practical expedient, rather than change when such practical expedient can be used, Nomura does not expect these amendments to have a material impact on these consolidated financial statements.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2014 and 2015 within the fair value hierarchy.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2015
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2015
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,707	¥710	¥39	¥—	¥2,456
Private equity investments(3)	—	0	49	—	49
Japanese government securities	2,233	—	—	—	2,233
Japanese agency and municipal securities	—	277	—	—	277
Foreign government, agency and municipal securities	3,965	1,391	3	—	5,359
Bank and corporate debt securities and loans for trading purposes	—	1,786	167	—	1,953
Commercial mortgage-backed securities (“CMBS”)	—	113	2	—	115
Residential mortgage-backed securities (“RMBS”)	—	2,496	1	—	2,497
Real estate-backed securities	—	—	13	—	13
Collateralized debt obligations (“CDOs”) and other(4)	—	184	15	—	199
Investment trust funds and other	448	120	4	—	572

Total trading assets and private equity investments	8,353	7,077	293	—	15,723

Derivative assets(5)
Equity contracts	7	1,668	72	—	1,747
Interest rate contracts	16	31,559	90	—	31,665
Credit contracts	5	1,066	40	—	1,111
Foreign exchange contracts	—	7,544	33	—	7,577
Commodity contracts	0	0	—	—	0
Netting	—	—	—	(40,514)	(40,514)

Total derivative assets	28	41,837	235	(40,514)	1,586

Subtotal	¥8,381	¥48,914	¥528	¥(40,514)	¥17,309

Loans and receivables(6)	—	304	15	—	319
Collateralized agreements(7)	—	1,530	—	—	1,530
Other assets
Non-trading debt securities	342	606	0	—	948
Other(3)	342	128	57	—	527

Total	¥9,065	¥51,482	¥600	¥(40,514)	¥20,633

Liabilities:
Trading liabilities
Equities	¥1,027	¥62	¥3	¥—	¥1,092
Japanese government securities	3,117	—	—	—	3,117
Foreign government, agency and municipal securities	3,155	904	—	—	4,059
Bank and corporate debt securities	—	379	0	—	379
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDOs”) and other(4)	—	3	—	—	3
Investment trust funds and other	84	0	—	—	84

Total trading liabilities	7,383	1,349	3	—	8,735

Derivative liabilities(5)
Equity contracts	18	1,887	78	—	1,983
Interest rate contracts	8	31,555	112	—	31,675
Credit contracts	2	1,080	36	—	1,118
Foreign exchange contracts	—	6,954	38	—	6,992
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(40,460)	(40,460)

Total derivative liabilities	29	41,476	264	(40,460)	1,309

Subtotal	¥7,412	¥42,825	¥267	¥(40,460)	¥10,044

Short-term borrowings(8)	¥—	¥188	¥1	¥—	¥189
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	983	—	—	983
Long-term borrowings(8)(10)(11)	80	1,996	525	—	2,601
Other liabilities(12)	96	108	—	—	204

Total	¥7,588	¥46,100	¥793	¥(40,460)	¥14,021

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option has been elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(8)	Includes structured notes for which the fair value option has been elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option has been elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2014 and 2015, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable. As a practical expedient, fund investments which do not have a readily determinable fair value are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Fund investments where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Fund investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued.

Private equity investments—The determination of fair value of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

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

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

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

Investment trust funds and other—The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where volatility valuation inputs are significant and unobservable.

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

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value. During the year ended March 31, 2013, Nomura refined its valuation methodology to incorporate additional features of collateralized derivative transactions resulting in loss of ¥11 billion recognized during that period. During the year ended March 31, 2014, Nomura recognized an additional loss of ¥10 billion as a result of using more appropriate inputs to calculate the valuation adjustment for certain uncollateralized derivatives. This change reflected increased transparency around how market participants

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incorporate this funding cost into their pricing of such derivative transactions and consequently, how they determine fair value. As part of its continuous review of the valuation methodologies applied by market participants, Nomura may further refine its valuation methodology of derivatives in future periods.

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

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. To reflect Nomura’s own creditworthiness, the fair value of structured notes includes a credit adjustment of ¥1 billion as of March 31, 2014 and a debit adjustment of ¥0 billion as of March 31, 2015. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information regarding significant unobservable inputs and assumptions

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for financial instruments classified in Level 3 as of March 31, 2014 and 2015. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy.

	March 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments

Equities	¥68	DCF	Liquidity discounts	11.0 – 50.0%	18.1%

		DCM	Capitalization rates	6.8 – 6.9%	6.8%

Private equity investments	42	Market multiples	EV/EBITDA ratios Price/Embedded values Liquidity discounts	4.5 – 11.6 x 0.4 x 0.0 – 33.0%	10.0 x 0.4 x 30.5%

Foreign government, agency and municipal securities	26	DCF	Credit spreads	0.0 – 5.9%	0.5%

Bank and corporate debt securities and loans for trading purposes	116	DCF	Credit spreads Recovery rates	0.0 – 26.6% 0.0 – 74.0%	4.7% 57.1%

Commercial mortgage- backed securities (“CMBS”)	3	DCF	Yields	6.2 – 30.4%	10.1%

Residential mortgage- backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Default probabilities Loss severities	0.3 – 10.7% 3.8 – 50.0% 0.0 – 2.0% 0.1 – 87.2%	3.7% 12.8% 2.0% 51.2%

Collateralized debt obligations (“CDOs”) and other	13	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 90.9% 0.0 – 20.0% 1.0 – 65.0% 30.0 – 100.0%	11.1% 18.5% 3.2% 47.9%

Investment trust funds and other	30	DCF	Credit spreads Correlations	0.0 – 3.5% 0.50 – 0.71	0.1% 0.61

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Derivatives, net:
Equity contracts	¥11	Option models	Dividend yield Volatilities Correlations	0.0 – 8.2% 6.9 – 59.9% (0.96) – 0.95	— — —

Interest rate contracts	(39)	DCF/ Option models	Interest rates	0.7 – 5.2%	—

		Option models	Volatilities Correlations	10.6 – 23.5% (0.45) – 0.99	— —

Credit contracts	5	DCF/ Option models	Credit spreads Recovery rates	0.0 – 20.9% 20.0 – 90.0%	— —

		Option models	Volatilities Correlations	1.0 – 70.0% 0.26 – 0.95	— —

Foreign exchange contracts	5	Option models	Volatilities	11.2 –19.1%	—

Loans and receivables	26	DCF	Credit spreads	0.0%	0.0%

Other assets
Non-trading debt securities	3	DCF	Credit spreads	0.1 – 2.5%	0.8%

Other(3)	56	DCF	WACC	6.1%	6.1%
			Growth rates Liquidity discounts	1.0% 0.0 – 30.0%	1.0% 12.7%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	3.6 – 8.3 x 9.6 – 60.1 x 0.0 – 5.3 x 30.0%	4.9 x 24.0 x 1.0 x 30.0%

Liabilities:
Short-term borrowings	¥3	DCF	Volatilities Correlations	15.3 – 55.5% (0.78) – 0.94	— —

Long-term borrowings	394	DCF	Volatilities Correlations	10.6 – 55.5% (0.78) – 0.99	— —

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2015
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments

Equities	¥39	DCF	Liquidity discounts	4.6 – 40.0%	21.6%

Private equity investments	49	Market multiples	EV/EBITDA ratios Price/Embedded values Liquidity discounts	10.0 x 0.4 x 30.0 – 33.0%	10.0 x 0.4 x 32.3%

Foreign government, agency and municipal securities	3	DCF	Credit spreads	0.3 – 6.1%	1.1%

Bank and corporate debt securities and loans for trading purposes	167	DCF	Credit spreads Recovery rates	0.0 – 33.4% 0.0 – 42.6%	10.4% 24.9%

Commercial mortgage- backed securities (“CMBS”)	2	DCF	Yields	18.1 – 50.6%	15.3%

Residential mortgage- backed securities (“RMBS”)	1	DCF	Yields Prepayment rates	0.1 – 10.6% 2.7 – 12.8%	2.2% 7.5%

Real estate-backed securities	13	DCF	Yields Loss severities	17.0 – 26.0% 0.0 – 46.8%	24.3% 18.6%

Collateralized debt obligations (“CDOs”) and other	15	DCF	Yields Prepayment rates Default probabilities Loss severities	4.7 – 23.4% 0.0 – 20.0% 1.0 – 10.0% 30.0 – 100.0%	12.6% 19.0% 2.2% 32.7%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2015
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Derivatives, net:
Equity contracts	¥(6)	Option models	Dividend yield Volatilities Correlations	0.0 – 8.4% 9.2 – 100.2% (0.75) – 0.98	— — —

Interest rate contracts	(22)	DCF/ Option models	Interest rates Volatilities Correlations	0.8 – 3.3% 13.7 – 300.0% (0.30) – 0.99	— — —

Credit contracts	4	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 19.9% 0.0 – 90.0% 1.0 – 70.0% 0.37 – 0.95	— — — —

Foreign exchange contracts	(5)	Option models	Volatilities	0.6 – 16.1%	—

Loans and receivables	15	DCF	Credit spreads	0.0 – 12.2%	0.7%

Other assets
Other(3)	57	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.7% 1.0% 0.6 – 2.4% 30.0%	5.7% 1.0% 1.3% 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	2.9 – 13.5 x 11.5 – 83.9 x 0.0 – 5.0 x 20.0 – 30.0%	7.6 x 29.3 x 1.1 x 29.2%

Liabilities:
Short-term borrowings	¥1	DCF/ Option models	Volatilities Correlations	15.4 – 47.5% (0.75) – 0.91	— —

Long-term borrowings	525	DCF/ Option models	Volatilities Correlations	13.7 – 47.5% (0.75) – 0.99	— —

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Valuation technique(s) and unobservable inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay a high dividend for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as volatilities can be higher when interest rates are at extremely low levels, and also because volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of the inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at and the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Foreign exchange contracts—The only significant unobservable inputs are volatilities. The range of volatilities is relatively narrow with the lower end of the range arising from currencies that trade in narrow ranges versus the U.S. Dollar. All significant unobservable volatilities are spread across the ranges.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above tables, changes in each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs is described below:

•

Equities, Private equity investments and equity securities reported within Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in WACC, credit spreads or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios and Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation techniques would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Real estate-backed securities and Collateralized debt obligations (“CDOs”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities used in a DCF valuation techniques in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in loss severities and a directionally opposite change in prepayment rates.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation techniques would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates or credit spreads in isolation or significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

•

Short-term borrowings and Long-term borrowings—Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation used in DCF valuation techniques and option models will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2014 and 2015. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the year ended March 31, 2015, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2014
	Balance as of April 1, 2013	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2014
Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥1	¥(0)	¥—	¥0	¥0	¥(0)	¥1
Bank and corporate debt securities	0	0	—	0	(0)	—	0	0	(0)	0

Total trading liabilities	¥0	¥(0)	¥—	¥1	¥(0)	¥—	¥0	¥0	¥(0)	¥1

Short-term borrowings	4	(0)	—	3	(3)	—	—	1	(2)	3
Payables and deposits	1	0	—	(0)	(1)	—	—	—	(0)	0
Long-term borrowings	222	(29)	—	424	(259)	—	3	42	(67)	394
Other liabilities	0	—	—	1	(1)	—	(0)	—	—	—

Total	¥227	¥(29)	¥—	¥429	¥(264)	¥—	¥3	¥43	¥(69)	¥398

		Billions of yen
		Year ended March 31, 2015
	Balance as of April 1, 2014	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2015
Assets:
Trading assets and private equity investments
Equities	¥68	¥1	¥—	¥28	¥(52)	¥—	¥2	¥3	¥(11)	¥39
Private equity investments	42	2	—	6	(2)	—	1	—	0	49
Japanese agency and municipal securities	—	—	—	0	0	—	—	—	—	—
Foreign government, agency and municipal securities	26	8	—	150	(152)	—	—	7	(36)	3
Bank and corporate debt securities and loans for trading purposes	116	8	—	200	(154)	—	15	33	(51)	167
Commercial mortgage-backed securities (“CMBS”)	3	0	—	6	(9)	—	0	2	0	2
Residential mortgage-backed securities (“RMBS”)	3	(1)	—	1	(5)	—	—	4	(1)	1
Real estate-backed securities	0	0	—	4	(24)	—	1	34	(2)	13
Collateralized debt obligations (“CDOs”) and other	13	(5)	—	44	(43)	—	4	20	(18)	15
Investment trust funds and other	30	3	—	1	(11)	—	0	0	(19)	4

Total trading assets and private equity investments	301	16	—	440	(452)	—	23	103	(138)	293

Derivatives, net(4)
Equity contracts	11	(2)	—	—	—	(14)	0	(10)	9	(6)
Interest rate contracts	(39)	(27)	—	—	—	39	1	(3)	7	(22)
Credit contracts	5	(13)	—	—	—	13	0	0	(1)	4
Foreign exchange contracts	5	(1)	—	—	—	(12)	1	1	1	(5)
Commodity contracts	0	0	—	—	—	0	0	0	—	0

Total derivatives, net	(18)	(43)	—	—	—	26	2	(12)	16	(29)

Subtotal	¥283	¥(27)	¥—	¥440	¥(452)	¥26	¥25	¥91	¥(122)	¥264

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2015
	Balance as of April 1, 2014	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2015
Loans and receivables	¥26	¥(1)	¥—	¥—	¥(14)	¥—	¥4	¥0	¥—	¥15
Other assets
Non-trading debt securities	3	0	0	—	(3)	—	0	—	—	0
Other	56	1	1	3	(5)	—	1	—	0	57

Total	¥368	¥(27)	¥1	¥443	¥(474)	¥26	¥30	¥91	¥(122)	¥336

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥4	¥0	¥—	¥0	¥0	¥(2)	¥3
Bank and corporate debt securities	0	0	—	0	0	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	—	0	—	1	(1)	—	0	—	—	—

Total trading liabilities	¥1	¥0	¥—	¥5	¥(1)	¥—	¥0	¥0	¥(2)	¥3

Short-term borrowings	3	(1)	—	1	(2)	—	0	0	(2)	1
Payables and deposits	0	0	—	0	0	—	0	—	0	0
Long-term borrowings	394	(83)	—	419	(467)	—	8	121	(33)	525

Total	¥398	¥(84)	¥—	¥425	¥(470)	¥—	¥8	¥121	¥(37)	¥529

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the year are excluded from the table.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2014 and 2015, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2014	2015
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥7	¥(4)
Private equity investments	(6)	2
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	(1)	1
Bank and corporate debt securities and loans for trading purposes	(0)	0
Commercial mortgage-backed securities (“CMBS”)	1	0
Residential mortgage-backed securities (“RMBS”)	(0)	0

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2014	2015
	Unrealized gains / (losses)(1)
Real estate-backed securities	¥(0)	¥(1)
Collateralized debt obligations (“CDOs”) and other	(0)	(3)
Investment trust funds and other	0	4

Total trading assets and private equity investments	1	(1)

Derivatives, net(2)
Equity contracts	22	(1)
Interest rate contracts	(1)	(11)
Credit contracts	2	(13)
Foreign exchange contracts	(0)	(5)
Commodity contracts	(0)	0

Total derivatives, net	23	(30)

Subtotal	¥24	¥(31)

Loans and receivables	(1)	0
Other assets
Non-trading debt securities	(0)	0
Other	1	1

Total	¥24	¥(30)

Liabilities:
Trading liabilities
Equities	¥—	¥0
Bank and corporate debt securities	(0)	0

Total trading liabilities	¥(0)	¥0

Short-term borrowings	(0)	0
Payables and deposits	0	0
Long-term borrowings	(33)	(14)

Total	¥(33)	¥(14)

(1)	Includes gains and losses reported within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers between Level 1 and Level 2

During the year ended March 31, 2014, a total of ¥492 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥479 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised ¥5 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥38 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥36 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

During the year ended March 31, 2015, a total of ¥218 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥199 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised ¥6 billion of Foreign government, agency and municipal securities, ¥8 billion of Investment trust funds and other and ¥4 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥41 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥39 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

During the year ended March 31, 2015, the amount of ¥407 billion of equity derivative assets and ¥362 billion of equity derivative liabilities were transferred from Level 1 to Level 2. The fair value of certain exchange-traded equity derivatives have been determined using a model price rather than exchange price. Use of a model price is more representative of fair value than exchange price because of the higher volume and frequency of trading in the underlying equity instruments.

During the year ended March 31, 2014, a total of ¥856 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥832 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised ¥19 billion of exchange traded funds reported within Investment trust funds and other and ¥5 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥92 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥90 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

During the year ended March 31, 2015, a total of ¥125 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥103 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised ¥6 billion of Bank and corporate debt securities and loans for trading purposes, ¥11 billion of Investment trust funds and other and ¥4 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥69 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥68 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers out of Level 3

During the year ended March 31, 2014, a total of ¥180 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥70 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable and ¥47 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads and recovery rates became observable. This also comprised ¥7 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥40 billion of Private equity investments, which were transferred because these instruments began trading in an active observable market and ¥9 billion of Loans and receivables, principally loans, which were transferred because certain credit spreads became observable. During the same period, a total of ¥69 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥67 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

During the year ended March 31, 2014, a total of ¥9 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥7 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable.

During the year ended March 31, 2015, a total of ¥138 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥11 billion of Equities which were transferred because certain liquidity discounts became observable, ¥36 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable. This also comprised ¥51 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spreads and recovery rates became observable. This also comprised ¥18 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥19 billion of Investment trust funds and other which were transferred because certain credit spreads and correlation valuation inputs became observable. During the same period, a total of ¥37 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥33 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

During the year ended March 31, 2015, a total of ¥16 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥9 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable, and ¥7 billion of net interest rate derivative liabilities which were transferred because certain interest rate, volatility and correlation valuation inputs became observable.

Transfers into Level 3

During the year ended March 31, 2014, a total of ¥78 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥7 billion of Equities which were transferred because certain liquidity discounts and capitalization rates became unobservable, ¥32 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable and ¥8 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. This also comprised ¥6 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities valuation inputs became unobservable, ¥20 billion of Loans and receivables, principally loans and loan commitments, which were transferred because certain credit spreads became

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unobservable. The amount of gains and losses on these transfer reported in Equities, Bank and corporate debt securities and loans for trading purposes, Foreign government, agency and municipal securities, CDOs and other and Loans and receivables which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥43 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥42 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. Losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2014, a total of ¥3 billion of net derivative liabilities were also transferred into Level 3. This comprised ¥7 billion of net equity derivative assets which were transferred because certain dividend yield, volatility and correlation valuation inputs became unobservable and ¥6 billion of net interest rate derivative liabilities which were transferred because certain interest rate, volatility and correlation valuation inputs became unobservable. Losses on the equity contracts which were recognized in the quarter when the transfer into Level 3 occurred were ¥7 billion. The amount of gains and losses on the interest rate contracts which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2015, a total of ¥103 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥7 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable and ¥33 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable. This also comprised ¥34 billion of Real estate-backed securities which were transferred because certain yields and loss severities became unobservable, and ¥20 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities valuation inputs became unobservable. The amount of gains and losses on these transfer reported in Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Real estate-backed securities and CDOs and other which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥121 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥121 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2015, a total of ¥12 billion of net derivative liabilities were also transferred into Level 3. This comprised ¥10 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became unobservable. Gains on the equity contracts which were recognized in the quarter when the transfer into Level 3 occurred were ¥5 billion.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. The fair value of these investments is generally determined using NAV per share, including certain investments where NAV is used as a practical expedient, as permitted by ASC 820. Some of these investments are redeemable at different amounts from NAV per share.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2014 and 2015. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2014
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥66	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	42	17	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥115	¥18

	Billions of yen
	March 31, 2015
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥98	¥0	Monthly	Same day-90 days
Venture capital funds	3	1	—	—
Private equity funds	47	20	—	—
Real estate funds	1	—	—	—

Total	¥149	¥21

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

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

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2013, 2014 and 2015.

	Billions of yen
	Year ended March 31
	2013	2014	2015
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥2	¥0	¥0
Private equity investments	(10)	(0)	1
Loans and receivables	19	3	4
Collateralized agreements(3)	(0)	4	4
Other assets(2)	1	17	6

Total	¥12	¥24	¥15

Liabilities:
Short-term borrowings(4)	¥(4)	¥0	¥11
Collateralized financing(3)	(1)	(3)	(2)
Long-term borrowings(4)(5)	(51)	11	(7)
Other liabilities(6)	0	0	0

Total	¥(56)	¥8	¥2

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

Nomura currently carries its investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) at fair value through election of the fair value option. Nomura held 47.0% of the common stock as of March 31, 2013 and 37.1% as of March 31, 2014 and 2015. This investment was reported within Trading assets and private equity investments—Private equity investments and Other assets—Other as of March 31, 2013 and Other assets—Other as of March 31, 2014 and 2015 in the consolidated balance sheets.

Ashikaga Holdings recognized total revenue of ¥99 billion, total expense of ¥80 billion and net income after tax of ¥15 billion for the year ended March 31, 2013. As of March 31, 2013, its total assets and total liabilities were ¥5,434 billion and ¥5,155 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥108 billion, total expense of ¥80 billion and net income after tax of ¥24 billion for the year ended March 31, 2014. As of March 31, 2014, its total assets and total liabilities were ¥5,612 billion and ¥5,371 billion, respectively, determined in accordance with

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥97 billion, total expense of ¥76 billion and net income after tax of ¥17 billion for the year ended March 31, 2015. As of March 31, 2015, its total assets and total liabilities were ¥5,864 billion and ¥5,577 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread.

Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥31 billion for the year ended March 31, 2013, mainly due to the tightening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥9 billion for the year ended March 31, 2014, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥2 billion for the year ended March 31, 2015, mainly due to the widening of Nomura’s credit spread.

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

As of March 31, 2015, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥1 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 20% of total assets as of March 31, 2014 and 19% as of March 31, 2015.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2014
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,779	¥1,666	¥3,968	¥385	¥8,798

	Billions of yen
	March 31, 2015
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,510	¥1,815	¥3,098	¥446	¥7,869

(1)	Other than above, there were ¥756 billion and ¥635 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2014 and 2015, respectively. These securities are primarily Japanese government, agency and municipal securities.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2014 and 2015.

	Billions of yen
	March 31, 2014(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,490	¥1,490	¥1,490	¥—	¥—
Time deposits	364	364	—	364	—
Deposits with stock exchanges and other segregated cash	336	336	—	336	—
Loans receivable(2)	1,327	1,326	—	1,068	258
Securities purchased under agreements to resell	9,618	9,618	—	9,618	—
Securities borrowed	7,729	7,729	—	7,729	—

Total	¥20,864	¥20,863	¥1,490	¥19,115	¥258

Liabilities:
Short-term borrowings	¥602	¥602	¥—	¥599	¥3
Deposits received at banks	1,114	1,114	—	1,114	0
Securities sold under agreements to repurchase	13,938	13,938	—	13,938	0
Securities loaned	2,360	2,360	—	2,360	—
Long-term borrowings	8,227	8,202	134	7,674	394

Total	¥26,241	¥26,216	¥134	¥25,685	¥397

	Billions of yen
	March 31, 2015(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,315	¥1,315	¥1,315	¥—	¥—
Time deposits	328	328	—	328	—
Deposits with stock exchanges and other segregated cash	453	453	—	453	—
Loans receivable(2)	1,460	1,460	—	1,141	319
Securities purchased under agreements to resell	8,481	8,481	—	8,479	2
Securities borrowed	8,238	8,238	—	8,238	—

Total	¥20,275	¥20,275	¥1,315	¥18,639	¥321

Liabilities:
Short-term borrowings	¥662	¥662	¥—	¥661	¥1
Deposits received at banks	1,220	1,220	—	1,220	0
Securities sold under agreements to repurchase	12,217	12,217	—	12,214	3
Securities loaned	2,494	2,494	—	2,494	—
Long-term borrowings	8,336	8,365	80	7,760	525

Total	¥24,929	¥24,958	¥80	¥24,349	¥529

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the estimated fair value of liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary, see Note 9 “Other assets—Other/Other liabilities” in our consolidated financial statements included in this annual report.

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

As of March 31, 2014, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was written down to its estimated fair value of ¥3 billion as a result of this impairment. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

As of March 31, 2015, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.

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

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

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

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged assets and liabilities through the consolidated statements of income within Interest expense or Revenue—Other.

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

	Billions of yen
	March 31, 2014
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,355	¥(18,481)	¥(936)	¥938

	Billions of yen
	March 31, 2015
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥33,930	¥(31,773)	¥(1,713)	¥444

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2015
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥20,681	¥1,747	¥20,431	¥1,983
Interest rate contracts	1,367,970	31,611	1,343,616	31,691
Credit contracts	30,055	1,111	29,689	1,118
Foreign exchange contracts	136,683	7,576	126,750	6,990
Commodity contracts	13	0	39	1

Total	¥1,555,402	¥42,045	¥1,520,525	¥41,783

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,741	¥54	¥199	¥0
Foreign exchange contracts	177	1	161	2

Total	¥1,918	¥55	¥360	¥2

Total derivatives	¥1,557,320	¥42,100	¥1,520,885	¥41,785

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2014 and 2015, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Billions of yen		Billions of yen
	March 31, 2014		March 31, 2015
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥1,162	¥1,418	¥1,191	¥1,349
OTC centrally-cleared	—	—	—	—
Exchange-traded	760	836	556	634
Interest rate contracts
OTC settled bilaterally	10,485	10,281	12,421	12,580
OTC centrally-cleared	9,025	8,961	19,226	19,102
Exchange-traded	11	9	18	9
Credit contracts
OTC settled bilaterally	1,180	1,491	1,003	1,023
OTC centrally-cleared	130	128	103	93
Exchange-traded	4	4	5	2
Foreign exchange contracts
OTC settled bilaterally	3,296	2,923	7,562	6,977
OTC centrally-cleared	12	13	10	10
Exchange-traded	4	4	5	5
Commodity contracts
OTC settled bilaterally	0	0	0	0
OTC centrally-cleared	—	—	—	—
Exchange-traded	0	0	0	1

Total gross derivative balances(2)	¥26,069	¥26,068	¥42,100	¥41,785
Less: Amounts offset in the consolidated balance sheets(3)	(23,764)	(24,030)	(40,514)	(40,460)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥2,305	¥2,038	¥1,586	¥1,325

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen		Billions of yen
	March 31, 2014		March 31, 2015
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	¥(168)	¥(44)	¥(252)	¥(53)
Cash collateral	(0)	(0)	—	(4)

Net amount	¥2,137	¥1,994	¥1,334	¥1,268

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2014, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥744 billion and ¥808 billion, respectively. As of March 31, 2015, the gross balance of such derivative assets and derivative liabilities was ¥298 billion and ¥447 billion, respectively.
(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2014, Nomura offset a total of ¥1,283 billion of cash collateral receivables against net derivative liabilities and ¥1,017 billion of cash collateral payables against net derivative assets. As of March 31, 2015, Nomura offset a total of ¥1,830 billion of cash collateral receivables against net derivative liabilities and ¥1,884 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2014, a total of ¥203 billion of cash collateral receivables and ¥643 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2015, a total of ¥223 billion of cash collateral receivables and ¥757 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

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

	Billions of yen
	Year ended March 31
	2013	2014	2015
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(69)	¥(91)	¥(9)
Interest rate contracts	65	102	(105)
Credit contracts	(18)	(123)	11
Foreign exchange contracts	(329)	(30)	(17)
Commodity contracts	(0)	1	(2)

Total	¥(351)	¥(141)	¥(122)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2013, 2014 and 2015, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

Also, Nomura’s insurance subsidiary holds foreign currency denominated non-trading debt securities. The insurance subsidiary generally enters into swap agreements to convert foreign currency denominated principal amounts of these debt securities into its functional currency and applies fair value hedge accounting to these instruments.

Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities and hedged debt securities in the consolidated statements of income within Interest expense and Revenue—Other, respectively.

The following table presents amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2013	2014	2015
Derivatives designated as hedging instruments:
Interest rate contracts	¥33	¥2	¥29
Foreign exchange contracts	—	—	(1)

Total	¥33	¥2	¥28

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	Year ended March 31
	2013	2014	2015
Hedged items:
Long-term borrowings	¥(33)	¥(2)	¥(29)
Non-trading debt securities	—	—	1

Total	¥(33)	¥(2)	¥(28)

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

	Billions of yen
	Year ended March 31
	2013	2014	2015
Hedging instruments:
Foreign exchange contracts	¥(14)	¥(12)	¥7
Long-term borrowings	(15)	—	—

Total	¥(29)	¥(12)	¥7

(1)	The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2013, 2014 and 2015.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2015, was ¥874 billion with related collateral pledged of ¥708 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2015, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥19 billion.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2014 and 2015.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2015
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(21)	¥18,808	¥4,146	¥7,396	¥5,657	¥1,609	¥16,519
Credit default indices	(22)	6,044	919	1,926	2,462	737	5,240
Other credit risk related portfolio products	(8)	673	324	217	117	15	293
Credit risk related options and swaptions	0	300	—	—	255	45	255

Total	¥(51)	¥25,825	¥5,389	¥9,539	¥8,491	¥2,406	¥22,307

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

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

	Billions of yen
	March 31, 2014
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,125	¥1,331	¥5,232	¥7,362	¥3,231	¥1,789	¥21,070
Credit default indices	86	23	4,445	2,884	1,341	303	9,082
Other credit risk related portfolio products	22	—	1	—	4	1,547	1,574
Credit risk related options and swaptions	—	—	387	195	94	—	676

Total	¥2,233	¥1,354	¥10,065	¥10,441	¥4,670	¥3,639	¥32,402

	Billions of yen
	March 31, 2015
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,768	¥1,418	¥4,766	¥6,722	¥2,526	¥1,608	¥18,808
Credit default indices	85	14	3,936	1,306	376	327	6,044
Other credit risk related portfolio products	38	—	1	4	1	629	673
Credit risk related options and swaptions	—	—	277	—	—	23	300

Total	¥1,891	¥1,432	¥8,980	¥8,032	¥2,903	¥2,587	¥25,825

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a third party counterparty and a separate agreement with the same counterparty entered into in contemplation of the initial transfer through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps. These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings—Trading balances of secured borrowings in the consolidated balance sheets.

As of March 31, 2015 there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

4. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Offsetting of certain collateralized transactions

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2015
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥25,532	¥8,460	¥29,268	¥2,924
Less: Amounts offset in the consolidated balance sheets(2)	(17,051)	(242)	(17,051)	(242)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥8,481	¥8,218	¥12,217	¥2,682

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(6,295)	(6,531)	(10,058)	(2,371)
Cash collateral	(1)	—	—	—

Net amount	¥2,185	¥1,687	¥2,159	¥311

(1)	Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2014, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,278 billion and ¥3,918 billion, respectively. As of March 31, 2014, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,751 billion and ¥137 billion, respectively. As of March 31, 2015, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,979 billion and ¥2,091 billion, respectively. As of March 31, 2015, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,507 billion and ¥52 billion, respectively.
(2)	Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.
(3)	Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.
(4)	Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2014 and 2015.

	Billions of yen
	March 31
	2014	2015
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥35,530	¥45,397
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	28,959	39,165

Collateral pledged by Nomura

Nomura pledges firm-owned securities to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2014 and 2015.

	Millions of yen
	March 31
	2014	2015
Trading assets:
Equities and convertible securities	¥174,753	¥95,331
Government and government agency securities	991,430	1,122,308
Bank and corporate debt securities	150,183	139,062
Commercial mortgage-backed securities (“CMBS”)	35,671	32,894
Residential mortgage-backed securities (“RMBS”)	1,141,726	1,391,414
Collateralized debt obligations (“CDOs”) and other(1)	82,237	104,877
Investment trust funds and other	18,503	45,619

	¥2,594,503	¥2,931,505

Deposits with stock exchanges and other segregated cash	¥4,630	¥—
Non-trading debt securities	42,087	47,959
Investments in and advances to affiliated companies	¥28,642	¥32,034

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2014 and 2015.

	Millions of yen
	March 31
	2014	2015
Loans and receivables	¥141	¥1,220
Trading assets	1,293,036	1,833,959
Office buildings, land, equipment and facilities	5,236	5,362
Non-trading debt securities	370,239	264,685
Other	78	34

	¥1,668,730	¥2,105,260

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 10 “Borrowings” for further information regarding trading balances of secured borrowings.

5. Non-trading securities:

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2014 and 2015.

	Millions of yen
	March 31, 2014
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥138,973	¥842	¥86	¥139,729
Other debt securities(2)	129,311	6,851	91	136,071
Equity securities(3)	38,157	14,508	43	52,622

Total	¥306,441	¥22,201	¥220	¥328,422

	Millions of yen
	March 31, 2015
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥106,785	¥5,123	¥36	¥111,872
Other debt securities(2)	161,631	22,717	95	184,253
Equity securities(3)	40,315	22,751	230	62,836

Total	¥308,731	¥50,591	¥361	¥358,961

(1)	Primarily Japanese government, agency and municipal securities.
(2)	Primarily corporate debt securities.
(3)	Primarily Japanese equity securities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2014, non-trading securities of ¥138,231 million were disposed of resulting in ¥4,405 million of realized gains and ¥81 million of realized losses. Total proceeds received from these disposals were ¥142,554 million. For the year ended March 31, 2015, non-trading securities of ¥75,745 million were disposed of resulting in ¥5,008 million of realized gains and ¥15 million of realized losses. Total proceeds received from these disposals were ¥80,738 million. Related gains and losses were computed using the average method. There were no transfers of non-trading securities to trading assets during the year.

The following table presents an analysis of the fair value of non-trading debt securities by residual contractual maturity as of March 31, 2015. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2015
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥296,127	¥35,755	¥138,531	¥86,566	¥35,275

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2014 and 2015.

	Millions of yen
	March 31, 2014
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥54,007	¥82	¥2,294	¥4	¥56,301	¥86
Other debt securities	8,106	91	—	—	8,106	91
Equity securities	498	43	—	—	498	43

Total	¥62,611	¥216	¥2,294	¥4	¥64,905	¥220

	Millions of yen
	March 31, 2015
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥17,536	¥5	¥13,127	¥31	¥30,663	¥36
Other debt securities	12,814	95	—	—	12,814	95
Equity securities	2,064	230	—	—	2,064	230

Total	¥32,414	¥330	¥13,127	¥31	¥45,541	¥361

As of March 31, 2014, the total number of non-trading securities in unrealized loss positions was approximately 60. As of March 31, 2015, the total number of non-trading securities in unrealized loss positions was approximately 26.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2014 and 2015, other-than-temporary impairment losses recognized for non- trading equity securities and reported within Revenue—Other were ¥79 million and ¥16 million, respectively. For the year ended March 31, 2014, the credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was ¥25 million. For the year ended March 31, 2015 the credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was ¥98 million. For the year ended March 31, 2014 and March 31, 2015, the non-credit loss component of other-than-temporary impairment losses recognized for Government, agency and municipal securities and other debt securities and reported within Other comprehensive income (loss) were ¥(55) million and ¥31 million. For the year ended March 31, 2014 and 2015, other gross unrealized losses of non-trading securities were considered temporary.

6. Securitizations and Variable Interest Entities:

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

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2014 and 2015, Nomura received cash proceeds from SPEs in new securitizations of ¥365 billion and ¥261 billion, respectively, and there was no associated profit on sale . For the years ended March 31, 2014 and 2015, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,423 billion and ¥1,276 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥830 billion and ¥823 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,035 billion and ¥5,656 billion as of March 31, 2014 and 2015, respectively. Nomura’s retained interests were ¥215 billion and ¥233 billion as of March 31, 2014 and 2015, respectively. For the years ended March 31, 2014 and 2015, Nomura received cash flows of ¥40 billion and ¥23 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥4 billion and ¥2 billion as of March 31, 2014 and 2015, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2014 and 2015.

	Billions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥195	¥—	¥195	¥195	¥—
Bank and corporate debt securities	—	—	0	0	—	0
CMBS and RMBS	—	19	1	20	1	19

Total	¥—	¥214	¥1	¥215	¥196	¥19

	Billions of yen
	March 31, 2015
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥231	¥—	¥231	¥231	¥—
Bank and corporate debt securities	—	—	0	0	—	0
CMBS and RMBS	—	2	0	2	0	2

Total	¥—	¥233	¥0	¥233	¥231	¥2

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions as of March 31, 2014 and 2015.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2014	2015
Fair value of retained interests(1)	¥201	¥208
Weighted-average life (Years)	7.5	5.4
Constant prepayment rate	6.2%	6.1%
Impact of 10% adverse change	(2.3)	(2.3)
Impact of 20% adverse change	(4.0)	(4.3)
Discount rate	5.3%	2.4%
Impact of 10% adverse change	(1.5)	(0.9)
Impact of 20% adverse change	(2.6)	(1.8)

(1)	The sensitivity analysis covers the material retained interests held of ¥201 billion out of ¥215 billion as of March 31, 2014 and ¥208 billion out of ¥233 billion as of March 31, 2015. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2014 and 2015. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2014	2015
Assets
Trading assets
Equities	¥99	¥83
Debt securities	64	26
CMBS and RMBS	23	22
Long-term loans receivable	7	—

Total	¥193	¥131

Liabilities
Long-term borrowings	¥182	¥129

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

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In these cases, Nomura focuses its analysis on decisions made prior to the initial closing of the transaction, and considers factors such as the nature of the underlying assets held by the VIE, the involvement of third party investors in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura and third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant decisions relating to these entities are shared with third party investors. In some cases, however, Nomura has consolidated such VIEs, for example, where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was not significant at inception of the transaction.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2014 and 2015. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2014	2015
Consolidated VIE assets
Cash and cash equivalents	¥18	¥9
Trading assets
Equities	289	461
Debt securities	393	473
CMBS and RMBS	66	71
Derivatives	2	2
Private equity investments	1	1
Securities purchased under agreements to resell	32	1
Office buildings, land, equipment and facilities	12	15
Other(1)	70	24

Total	¥883	¥1,057

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥33	¥1
Derivatives	9	11
Securities sold under agreements to repurchase	23	1
Borrowings
Long-term borrowings	424	750
Other	4	2

Total	¥493	¥765

(1)	Includes aircraft purchase deposits of ¥5 billion as of March 31, 2014. There were no aircraft purchase deposits as of March 31, 2015. In connection with these aircraft purchase deposits, certain of these VIEs had commitments to purchase aircraft as of March 31, 2014. No such commitments existed as of March 31, 2015. See Note 20 “Commitments, contingencies and guarantees” for further information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Billions of yen
	March 31, 2014
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥67	¥—	¥67
Debt securities	211	—	211
CMBS and RMBS	2,308	—	2,308
Investment trust funds and other	185	—	185
Derivatives	0	—	4
Private equity investments	25	—	25
Loans	175	—	175
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	49

Total	¥2,975	¥—	¥3,028

	Billions of yen
	March 31, 2015
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥123	¥—	¥123
Debt securities	237	—	237
CMBS and RMBS	2,521	—	2,521
Investment trust funds and other	387	—	387
Derivatives	0	—	2
Private equity investments	24	—	24
Loans	314	—	314
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	40

Total	¥3,610	¥—	¥3,652

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Financing receivables:

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

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Millions of yen
	March 31, 2014
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥274,966	¥44	¥275,010
Short-term secured margin loans	421,809	—	421,809
Inter-bank money market loans	42,885	—	42,885
Corporate loans	284,259	303,912	588,171

Total loans receivable	¥1,023,919	¥303,956	¥1,327,875

Advances to affiliated companies	5,797	—	5,797

Total	¥1,029,716	¥303,956	¥1,333,672

	Millions of yen
	March 31, 2015
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥324,503	¥—	¥324,503
Short-term secured margin loans	425,245	—	425,245
Inter-bank money market loans	16,995	—	16,995
Corporate loans	377,114	317,218	694,332

Total loans receivable	¥1,143,857	¥317,218	¥1,461,075

Advances to affiliated companies	2,104	—	2,104

Total	¥1,145,961	¥317,218	¥1,463,179

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

The amounts of significant purchases of corporate loans during the year ended March 31, 2014 was ¥92,760 million. During the same period, there were no significant sales of loans receivable and no significant reclassifications of loans receivable to trading assets.

The amounts of significant purchases of corporate loans during the year ended March 31, 2015 was ¥79,811 million. The amounts of significant sales of corporate loans during the year ended March 31, 2015 was ¥15,187 million. During the same period, there were no significant reclassifications of loans receivable to trading assets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses

Management establishes an allowance for credit losses against loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for credit losses against loans, which is reported in the consolidated balance sheets within Allowance for doubtful accounts, comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience.

The specific component of the allowance reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior credit loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. Impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for credit losses against loans on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the total allowance for credit losses for the years ended March 31, 2013, 2014 and 2015.

	Millions of yen
	Year ended March 31, 2013
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888
Provision for credit losses	238	13	—	(2,630)	(22)	(2,401)	(13)	(2,414)
Charge-offs	(1)	(11)	—	(26)	—	(38)	—	(38)
Other(1)	—	0	—	(7)	—	(7)	(171)	(178)

Ending balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2014
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258
Provision for credit losses	(109)	61	—	(13)	(28)	(89)	960	871
Charge-offs	(2)	—	—	—	—	(2)	(146)	(148)
Other(1)	(0)	—	—	0	—	0	28	28

Ending balance	¥678	¥87	¥—	¥82	¥1	¥848	¥2,161	¥3,009

	Millions of yen
	Year ended March 31, 2015
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥678	¥87	¥—	¥82	¥1	¥848	¥2,161	¥3,009
Provision for credit losses	61	53	—	(3)	0	111	254	365
Charge-offs	—	—	—	—	—	—	(189)	(189)
Other(1)	—	2	—	0	—	2	66	68

Ending balance	¥739	¥142	¥—	¥79	¥1	¥961	¥2,292	¥3,253

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2014 and 2015.

	Millions of yen
	March 31, 2014
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥3	¥—	¥—	¥7	¥—	¥10
Evaluated collectively	675	87	—	75	1	838

Total allowance for credit losses	¥678	¥87	¥—	¥82	¥1	¥848

Loans by impairment methodology
Evaluated individually	¥4,374	¥103,345	¥42,885	¥275,753	¥882	¥427,239
Evaluated collectively	270,592	318,464	—	8,506	4,915	602,477

Total loans	¥274,966	¥421,809	¥42,885	¥284,259	¥5,797	¥1,029,716

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2015
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥3	¥84	¥—	¥7	¥—	¥94
Evaluated collectively	736	58	—	72	1	867

Total allowance for credit losses	¥739	¥142	¥—	¥79	¥1	¥961

Loans by impairment methodology
Evaluated individually	¥4,929	¥172,259	¥16,995	¥369,113	¥174	¥563,470
Evaluated collectively	319,574	252,986	—	8,001	1,930	582,491

Total loans	¥324,503	¥425,245	¥16,995	¥377,114	¥2,104	¥1,145,961

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

As of March 31, 2015, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

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

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance for credit losses recognized. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2014 and 2015, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amount of TDRs which occurred during the years ended March 31, 2014 and 2015 was not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the obligor. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of obligor’s creditworthiness.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2014 and 2015.

	Millions of yen
	March 31, 2014
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥98,356	¥33,669	¥—	¥34,740	¥166,765
Unsecured loans at banks	108,199	—	2	—	108,201
Short-term secured margin loans	—	—	—	421,809	421,809
Secured inter-bank money market loans	12,885	—	—	—	12,885
Unsecured inter-bank money market loans	30,000	—	—	—	30,000
Secured corporate loans	136,302	107,141	5,719	1,938	251,100
Unsecured corporate loans	3,395	26,902	—	2,862	33,159
Advances to affiliated companies	4,915	594	—	288	5,797

Total	¥394,052	¥168,306	¥5,721	¥461,637	¥1,029,716

	Millions of yen
	March 31, 2015
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥100,927	¥38,373	¥—	¥39,186	¥178,486
Unsecured loans at banks	141,395	4,620	2	—	146,017
Short-term secured margin loans	—	—	—	425,245	425,245
Secured inter-bank money market loans	7,249	—	—	—	7,249
Unsecured inter-bank money market loans	9,746	—	—	—	9,746
Secured corporate loans	249,046	117,255	1,141	2,298	369,740
Unsecured corporate loans	3,619	—	—	3,755	7,374
Advances to affiliated companies	1,929	175	—	—	2,104

Total	¥513,911	¥160,423	¥1,143	¥470,484	¥1,145,961

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

8. Leases:

Nomura as lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

A portion of such rentals is paid from Nomura Research Institute, Ltd. (“NRI”), an affiliated company. See Note 19 “Affiliated companies and other equity-method investees” for more information.

The following table presents lease deposits and rents received from NRI.

	Millions of yen
	As of or for the year ended March 31
	2013	2014	2015
Lease deposits	¥—	¥—	¥—
Rental income	4,272	—	—

The following table presents the types of assets which Nomura leases under operating leases.

	Millions of yen
	March 31, 2015
	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,448	¥(1,443)	¥2,005
Aircraft	11,432	(503)	10,929

Total	¥14,880	¥(1,946)	¥12,934

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥78,667 million, ¥1,579 million and ¥1,659 million for the years ended March 31, 2013, 2014 and 2015, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancelable operating leases as of March 31, 2015 were ¥12,348 million and these future minimum lease payments to be received are scheduled as below:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥12,348	¥1,091	¥1,090	¥1,088	¥1,085	¥1,085	¥6,909

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura as lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities in Japan and overseas under non-cancelable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2013, 2014 and 2015 were ¥46,975 million, ¥46,600 million and ¥47,217 million, respectively.

The following table presents the future minimum lease payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2015:

Millions of yen
March 31
2015
Total minimum lease payments	¥171,746
Less: Sublease rental income	(8,080)

Net minimum lease payments	¥163,666

The future minimum lease payments above are scheduled as below as of March 31, 2015:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥171,746	¥20,410	¥17,925	¥16,797	¥15,454	¥12,860	¥88,300

Nomura leases certain equipments and facilities office in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amounts of capital lease assets as of March 31, 2014 and 2015 were ¥33,294 million and ¥34,428 million, respectively and accumulated depreciations on such capital lease assets as of March 31, 2014 and 2015 were ¥4,579 million and ¥6,171 million, respectively.

The following table presents the future minimum lease payments under capital leases as of March 31, 2015:

Millions of yen
March 31
2015
Total minimum lease payments	¥66,840
Less: Amount representing interest	(36,229)

Present value of net lease payments	¥30,611

The future minimum lease payments above are scheduled as below as of March 31, 2015:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥66,840	¥3,750	¥4,436	¥4,349	¥4,196	¥4,485	¥45,624

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

9. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2014 and 2015.

	Millions of yen
	March 31
	2014	2015
Other assets—Other:
Securities received as collateral	¥236,808	¥187,753
Goodwill and other intangible assets	115,143	123,486
Deferred tax assets	22,018	19,718
Investments in equity securities for other than operating purposes(1)	133,742	162,644
Prepaid expenses	8,778	10,741
Other	267,685	318,224

Total	¥784,174	¥822,566

Other liabilities:
Obligation to return securities received as collateral	¥236,808	¥187,753
Accrued income taxes	31,630	48,632
Other accrued expenses and provisions	396,677	446,920
Other(2)	476,635	533,794

Total	¥1,141,750	¥1,217,099

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments were comprised of listed equity securities and unlisted equity securities of ¥114,582 million and ¥19,160 million respectively, as of March 31, 2014, and ¥140,024 million and ¥22,621 million respectively, as of March 31, 2015. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of income.
(2)	Includes liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary. As of March 31, 2014 and 2015, carrying values were ¥270,950 million and ¥258,310 million, respectively, and estimated fair values were ¥274,991 million and ¥261,039 million, respectively. Fair value was estimated using DCF valuation techniques and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2014 and 2015.

	Millions of yen
	Year ended March 31, 2014
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment(1)	Other(2)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥79,249	¥(11,031)	¥68,218	¥—	¥5,916	¥85,951	¥(11,817)	¥74,134
Other	6,024	—	6,024	(2,840)	419	6,549	(2,946)	3,603

Total	¥85,273	¥(11,031)	¥74,242	¥(2,840)	¥6,335	¥92,500	¥(14,763)	¥77,737

	Millions of yen
	Year ended March 31, 2015
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment(1)	Other(2)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥85,951	¥(11,817)	¥74,134	¥—	¥11,578	¥97,529	¥(11,817)	¥85,712
Other	6,549	(2,946)	3,603	(3,188)	63	6,612	(6,134)	478

Total	¥92,500	¥(14,763)	¥77,737	¥(3,188)	¥11,641	¥104,141	¥(17,951)	¥86,190

(1)	For the years ended March 31, 2014 and 2015, Nomura recognized goodwill impairment losses of ¥2,840 million and ¥3,188 million respectively, within Other in Nomura’s segment information. These are due to a decline in the fair value of a reporting unit caused by decreases in expected cash flows arising from changes in the economic environment. These impairment losses were recorded within Non-interest expenses—Other in the consolidated statements of income. The fair values were determined using DCF valuation techniques.
(2)	Includes currency translation adjustments.

The following table presents finite-lived intangible assets by type as of March 31, 2014 and 2015.

	Millions of yen
	March 31, 2014			March 31, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥64,214	¥(35,641)	¥28,573	¥71,445	¥(43,839)	¥27,606
Other	690	(237)	453	473	(294)	179

Total	¥64,904	¥(35,878)	¥29,026	¥71,918	¥(44,133)	¥27,785

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expenses for the years ended March 31, 2013, 2014 and 2015 were ¥9,976 million, ¥5,423 million and ¥4,979 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2016	¥5,893
2017	5,315
2018	5,315
2019	3,920
2020	2,616
The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥8,380 million and ¥9,511 million as of March 31, 2014 and 2015, respectively.

10. Borrowings:

The following table presents short-term and long-term borrowings of Nomura as of March 31, 2014 and 2015.

	Millions of yen
	March 31
	2014	2015
Short-term borrowings(1):
Commercial paper	¥246,866	¥252,858
Bank borrowings	303,583	217,013
Other	51,682	192,385

Total	¥602,131	¥662,256

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥2,787,729	¥3,140,531
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,432,388	1,528,529
Non-Japanese yen denominated	1,340,495	1,102,125
Floating-rate obligations:
Japanese yen denominated	324,279	465,296
Non-Japanese yen denominated	85,805	150,055
Index / Equity-linked obligations:
Japanese yen denominated	1,367,051	1,017,380
Non-Japanese yen denominated	707,754	798,857

	5,257,772	5,062,242

Subtotal	8,045,501	8,202,773

Trading balances of secured borrowings	181,562	133,523

Total	¥8,227,063	¥8,336,296

(1)	Includes secured borrowings of ¥10,715 million as of March 31, 2014 and ¥17,284 million as of March 31, 2015.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Includes secured borrowings of ¥139,270 million as of March 31, 2014 and ¥251,486 million as of March 31, 2015.
(3)	Includes secured borrowings of ¥423,994 million as of March 31, 2014 and ¥749,839 million as of March 31, 2015.

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

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2014	2015
Debt issued by the Company	¥3,823,410	¥3,863,436
Debt issued by subsidiaries—guaranteed by the Company	2,372,412	1,885,256
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,031,241	2,587,604

Total	¥8,227,063	¥8,336,296

(1)	Includes trading balances of secured borrowings.

As of March 31, 2014, fixed-rate long-term borrowings mature between 2014 and 2043 at interest rates ranging from 0.00% to 12.66%. Floating-rate obligations, which are generally based on LIBOR, mature between 2014 and 2052 at interest rates ranging from 0.00% to 6.18%. Index / Equity-linked obligations mature between 2014 and 2044 at interest rates ranging from 0.00% to 28.50%.

As of March 31, 2015, fixed-rate long-term borrowings mature between 2015 and 2045 at interest rates ranging from 0.00% to 12.66%. Floating-rate obligations, which are generally based on LIBOR, mature between 2015 and 2052 at interest rates ranging from 0.00% to 9.02%. Index / Equity-linked obligations mature between 2015 and 2045 at interest rates ranging from 0.00% to 28.50%.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2014 and 2015.

	March 31
	2014	2015
Short-term borrowings	0.40%	0.37%
Long-term borrowings	1.69%	0.78%
Fixed-rate obligations	2.34%	1.18%
Floating-rate obligations	0.86%	0.82%
Index / Equity-linked obligations	1.72%	0.34%

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2015:

Year ending March 31	Millions of yen
2016	¥982,982
2017	995,463
2018	1,054,430
2019	1,084,714
2020	1,119,360
2021 and thereafter	2,965,824

Subtotal	8,202,773

Trading balances of secured borrowings	133,523

Total	¥8,336,296

Borrowing facilities

As of March 31, 2014 and 2015, Nomura had unutilized borrowing facilities of ¥65,000 million and ¥15,000 million, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings. Nomura has structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. These facilities are subject to customary lending conditions and covenants.

Subordinated borrowings

As of March 31, 2014 and 2015, subordinated borrowings were ¥509,210 million and ¥489,888 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of the Company’s common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of the Company’s common shares is adjusted to reflect all dilutive instruments where the Company’s common shares are potentially deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2013, 2014 and 2015.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2013	2014	2015
Basic—
Net income attributable to NHI shareholders	¥107,234	¥213,591	¥224,785

Weighted average number of shares outstanding	3,692,795,953	3,709,830,989	3,645,514,878

Net income attributable to NHI shareholders per share	¥29.04	¥57.57	¥61.66

Diluted—
Net income attributable to NHI shareholders	¥107,181	¥213,561	¥224,726

Weighted average number of shares outstanding	3,777,360,671	3,826,496,369	3,743,690,088

Net income attributable to NHI shareholders per share	¥28.37	¥55.81	¥60.03

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2013, 2014 and 2015 arising from options to purchase common shares issued by subsidiaries and affiliates. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2013, 2014 and 2015.

Antidilutive stock options to purchase 10,880,700, 8,967,300 and 9,745,800 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2013, 2014 and 2015, respectively.

Subsequent Events

The Company conducted a share buyback from May 20, 2015 to May 29, 2015. See Note 17 “Shareholders’ equity” for further information.

On May 18, 2015, the Company adopted a resolution to issue SARs pursuant to the SAR awards. See Note 13 “Deferred compensation plans” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Employee benefit plans:

Nomura provides various pension plans and other post-retirement benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (“Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on a combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “Cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government debt securities yields.

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥10,441 million and ¥10,652 million as of March 31, 2014 and 2015, respectively.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2013, 2014 and 2015. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2013	2014	2015
Service cost	¥9,322	¥8,438	¥7,800
Interest cost	4,302	3,441	3,090
Expected return on plan assets	(4,072)	(4,971)	(5,732)
Amortization of net actuarial losses	3,630	2,767	2,127
Amortization of prior service cost	(1,545)	(1,149)	(1,148)

Net periodic benefit cost	¥11,637	¥8,526	¥6,137

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 11 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2014 and 2015.

	Millions of yen
	As of or for the year ended March 31
	2014	2015
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥234,399	¥233,885
Service cost	8,438	7,800
Interest cost	3,441	3,090
Actuarial gain	(2,697)	6,106
Benefits paid	(9,708)	(10,070)
Acquisition, divestitures and other	12	47

Projected benefit obligation at end of year	¥233,885	¥240,858

Change in plan assets:
Fair value of plan assets at beginning of year	¥191,674	¥220,873
Actual return on plan assets	14,317	15,660
Employer contributions	23,278	5,914
Benefits paid	(8,396)	(8,610)

Fair value of plan assets at end of year	¥220,873	¥233,837

Funded status at end of year	(13,012)	(7,021)

Amounts recognized in the consolidated balance sheets	¥(13,012)	¥(7,021)

The accumulated benefit obligation (“ABO”) was ¥233,885 million and ¥240,858 million as of March 31, 2014 and 2015, respectively.

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2014 and 2015.

	Millions of yen
	March 31
	2014	2015
Plans with ABO in excess of plan assets:
PBO	¥27,160	¥29,643
ABO	27,160	29,643
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥27,160	¥29,643
ABO	27,160	29,643
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in Accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2015.

Millions of yen
For the year ended March 31, 2015
Net actuarial loss	¥41,594
Net prior service cost	(9,385)

Total	¥32,209

Pre-tax amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2016
Net actuarial loss	¥1,451
Net prior service cost	(1,148)

Total	¥303

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2014 and 2015.

	March 31
	2014	2015
Discount rate	1.4%	0.9%
Rate of increase in compensation levels	2.5%	2.5%

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2013, 2014 and 2015.

	Year ended March 31
	2013	2014	2015
Discount rate	1.5%	1.4%	1.4%
Rate of increase in compensation levels	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

Nomura generally determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality debt securities and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

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

The plan assets of domestic plans target to invest 17% in equities (including private equity investments), 45% in debt securities, 20% in life insurance company general accounts, and 18% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in the portfolio assumptions.

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2014 and March 31, 2015 within the fair value hierarchy.

For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “Fair value measurements”.

	Millions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Balance as of March 31, 2014
Pension plan assets:
Equities	¥26,730	¥—	¥—	¥26,730
Private equity investments	—	—	12,235	12,235
Japanese government securities	62,088	—	—	62,088
Bank and corporate debt securities	1,842	2,312	—	4,154
Investment trust funds and other(1)	—	19,383	11,820	31,203
Life insurance company general accounts	—	42,735	—	42,735
Other assets	—	41,728	—	41,728

Total	¥90,660	¥106,158	¥24,055	¥220,873

	Millions of yen
	March 31, 2015
	Level 1	Level 2	Level 3	Balance as of March 31, 2015
Pension plan assets:
Equities	¥23,665	¥—	¥—	¥23,665
Private equity investments	—	—	6,793	6,793
Japanese government securities	67,066	—	—	67,066
Bank and corporate debt securities	2,183	2,502	—	4,685
Investment trust funds and other(1)	—	18,457	48,545	67,002
Life insurance company general accounts	—	48,989	—	48,989
Other assets	—	15,637	—	15,637

Total	¥92,914	¥85,585	¥55,338	¥233,837

(1)	Includes hedge funds and real estate funds.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2014 was ¥107 million, ¥32,953 million and ¥6,535 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2015 was ¥4,222 million, ¥136 million and ¥43,851 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

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

The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2014
	Balance as of April 1, 2013	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2014
Private equity investments	¥12,323	¥1,550	¥(1,638)	¥12,235
Investment trust funds and other	15,035	33	(3,248)	11,820

Total	¥27,358	¥1,583	¥(4,886)	¥24,055

	Millions of yen
	Year ended March 31, 2015
	Balance as of April 1, 2014	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2015
Private equity investments	¥12,235	¥(2,147)	¥(3,295)	¥6,793
Investment trust funds and other	11,820	3,936	32,789	48,545

Total	¥24,055	¥1,789	¥29,494	¥55,338

The fair value of Level 3 plan assets of non-Japanese entities’ plans, mainly consisting of annuities, was ¥6,535 million and ¥43,851 million as of March 31, 2014 and 2015, respectively. The amount of sales of Level 3 assets was ¥2,185 million during the year ended March 31, 2014, and the amount of purchases of Level 3 assets was ¥36,634 million during the year ended March 31, 2015. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2014 and 2015 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥5,918 million to Japanese entities’ plans in the year ending March 31, 2016. Nomura policy is to contribute annual amounts based on the relevant local funding requirements of the plans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2016	¥12,191
2017	14,115
2018	14,606
2019	14,769
2020	13,672
2021-2025	69,034

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,600 million, ¥3,425 million and ¥3,488 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2013, 2014 and 2015, respectively.

The contributions to overseas defined contribution pension plans were ¥7,448 million, ¥8,667 million and ¥10,382 million for the years ended March 31, 2013, 2014 and 2015, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥7,434 million, ¥6,834 million and ¥7,116 million for the years ended March 31, 2013, 2014 and 2015, respectively.

13. Deferred compensation plans:

Nomura issues compensation awards to senior management and other employees, certain of which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.

These stock-based compensation awards comprise Plan A and Plan B Stock Acquisition Rights (“SARs”), Notional Stock Units (“NSUs”), Collared Notional Stock Units (“CSUs”) and Multi-Year Performance Deferral Awards (“MYPD awards”). SAR Plan A awards are awards of stock options while SAR Plan B awards, NSUs and CSUs are analogous to awards of restricted common stock. MYPD awards are performance-based incentive awards for senior management and senior employees linked to the profitability of Nomura. The Company also issues other deferred compensation awards, namely Notional Index Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain deferred awards granted during and after the year ended March 31, 2014 include “Full Career Retirement” provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

SAR Plan A awards

The Company issues SAR Plan A awards linked to the price of the Company’s common stock pursuant to several stock option plans. These awards vest and are exercisable into the Company’s common stock approximately two years after grant date, expire approximately seven years after grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. The exercise price is generally not less than the fair value of the Company’s common stock on grant date.

The grant date fair value of SAR Plan A awards is estimated using a Black-Scholes option-pricing model and using the following assumptions:

•	Expected volatilities based on historical volatility of the Company’s common stock;

•	Expected dividend yield based on the current dividend rate at the time of grant;

•	Expected lives of the awards determined based on historical experience; and

•	Expected risk-free interest rate based on Japanese Yen swap rate with a maturity equal to the expected lives of the options.

The weighted-average grant date fair value of SAR Plan A awards granted during the years ended March 31, 2013, 2014 and 2015 was ¥78, ¥272 and ¥201 per share, respectively. The weighted-average assumptions used in each of these years were as follows.

	Year ended March 31
	2013	2014	2015
Expected volatility	43.11%	45.97%	45.26%
Expected dividends yield	2.12%	1.00%	2.39%
Expected lives (in years)	7	7	7
Risk-free interest rate	0.45%	0.51%	0.43%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2015.

	Outstanding (number of Nomura shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2014	15,959,500	¥791	3.8
Granted	2,728,500	747
Exercised	(1,073,200)	328
Forfeited	(59,400)	883
Expired	(1,906,000)	1,874

Outstanding as of March 31, 2015	15,649,400	¥683	3.8

Exercisable as of March 31, 2015	10,223,600	¥624	2.5

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2013, 2014 and 2015 was ¥2 million, ¥591 million and ¥401 million, respectively.

The aggregate intrinsic value of SAR Plan A awards outstanding and exercisable as of March 31, 2015 was ¥2,068 million and ¥2,068 million, respectively.

As of March 31, 2015, total unrecognized compensation cost relating to SAR Plan A awards was ¥647 million which is expected to be recognized over a weighted average period of 1.5 years. The total fair value of SAR Plan A awards which vested during the years ended March 31, 2013, 2014 and 2015 was ¥0 million, ¥1,403 million and ¥1,211 million, respectively.

SAR Plan B awards

The Company issues SAR Plan B awards linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock approximately six months to five years after grant date, expire approximately five and half an year to ten years after grant date and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. The exercise price is a nominal ¥1 per share.

The grant date fair value of SAR Plan B awards is determined using the price of the Company’s common stock.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2015.

	Outstanding (number of Nomura shares)	Weighted-Average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2014	92,621,100	¥474	5.3
Granted(1)	44,339,900	483
Exercised	(35,387,800)	471
Forfeited	(1,176,500)	498
Expired	(7,700)	2,358

Outstanding as of March 31, 2015	100,389,000	¥478	5.4

Exercisable as of March 31, 2015	22,668,800	¥453	3.5

(1)	SAR Plan B awards granted during the year ended March 31, 2015 include awards granted through MYPD awards. These awards relate to a total of 18,315,000 outstanding Nomura shares with a weighted average grant date fair value of ¥298 per share.

The weighted-average grant date fair value per share for the years ended March 31, 2013, 2014 and 2015 was ¥298, ¥782 and ¥483, respectively.

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2013, 2014 and 2015 was ¥15,299 million, ¥33,951 million and ¥23,673 million, respectively.

The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2015 (including those granted through MYPD awards) was ¥70,794 million and ¥15,986 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2015, total unrecognized compensation cost relating to SAR Plan B awards (including those granted through MYPD awards) was ¥5,902 million which is expected to be recognized over a weighted average period of 1.7 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2013, 2014 and 2015 was ¥3,624 million, ¥34,943 million and ¥27,662 million, respectively.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards (including those granted through MYPD awards) for the years ended March 31, 2013, 2014 and 2015 was ¥19,091 million, ¥19,458 million and ¥19,364 million, respectively.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2015 was ¥387 million and the tax benefit realized from exercise of these awards was ¥2,620 million.

NSU and CSU awards

NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock. NSUs and CSUs generally have graded vesting period of approximately five years from grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. NSUs replicate the key features of SAR Plan B awards described above but are settled in cash rather than exercisable into the Company’s common stock. CSUs are similar to NSUs but exposure of the employee to movements in the price of the Company’s common stock is subject to a cap and floor.

The fair value of NSUs and CSUs are determined using the price of the Company’s common stock.

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2015.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2014	51,695,211	¥652		50,697,928	¥429
Granted(1)	29,845,622	623	(2)	23,863,468	674	(2)
Vested	(31,829,763)	632	(3)	(31,863,838)	495	(3)
Forfeited	(1,591,537)			(1,516,480)

Outstanding as of March 31, 2015	48,119,533	¥693	(4)	41,181,078	¥524	(4)

(1)	NSUs granted during the year ended March 31, 2015 include awards granted through MYPD awards. A total of 5,389,800 NSU units were granted with a weighted-average grant date fair value of ¥615 per share.
(2)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(3)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(4)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2015.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2013, 2014 and 2015 (including NSUs granted through MYPD awards) was ¥33,286 million, ¥37,396 million and ¥39,366 million, respectively.

Total unrecognized compensation cost relating to NSUs (including NSUs granted through MYPD awards), based on the fair value of these awards as of March 31, 2015, was ¥4,144 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total fair value of NSUs which vested during the years ended March 31, 2013, 2014 and 2015 was ¥14,045 million, ¥23,066 million and ¥20,116 million, respectively.

Total unrecognized compensation cost relating to CSUs, based on the fair value of these awards as of March 31, 2015, was ¥4,360 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.0 years.

The total fair value of CSUs which vested during the years ended March 31, 2013, 2014 and 2015 was ¥10,959 million, ¥17,868 million and ¥15,762 million, respectively.

MYPD awards

During the year ended March 31, 2013, Nomura issued MYPD awards, which were performance-based incentive awards for senior management and employees. Under the terms of the award, notional performance units were granted which were linked to the profitability of Nomura and specific business segments over a cumulative two year performance period which ended on March 31, 2014. At the end of the performance period, the notional performance units would be converted into a pre-determined amount of SAR Plan B awards or NSUs depending on the extent to which profitability targets were met. MYPD awards are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

In June 2014, all outstanding notional performance units were converted into SAR Plan B awards and NSUs.

The following table presents activity relating to MYPD awards for the year ended March 31, 2015.

	Outstanding (number of shares)	Weighted Average grant date fair value per share
Outstanding as of March 31, 2014(1)	25,766,250	¥298

Forfeited	(2,061,450)

Converted to SAR Plan B awards and NSUs(2)	(23,704,800)	298

Outstanding as of March 31, 2015	—	¥—

(1)	Based on the probable number of SAR Plan B awards and NSUs which were expected to be issued on conversion of notional performance units at the end of the performance period.
(2)	Represents the actual number of SAR Plan B awards and NSUs which were granted on conversion of notional performance units during the year.

Total compensation expense recognized in the consolidated statements of income within Non-interest expenses—Compensation and benefits for the year ended March 31, 2013 and 2014, relating to outstanding notional performance units of MYPD awards, and based on the extent to which it was probable that the performance conditions within the awards would be met, was ¥2,864 million and ¥1,633 million, respectively. Total compensation expense recognized in the consolidated statements of income within Non-interest expenses-Compensation and benefits during the year ended March 31, 2015 in respect of SAR Plan B and NSU awards issued as a result of conversion of notional performance units during the year are included in the relevant total amounts disclosed above for these awards. Similarly, total unrecognized compensation cost as of March 31, 2015 and the weighted-average period over which such compensation cost is expected to be recognized in respect of these awards is also included in the relevant amounts disclosed above for these awards.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total related tax benefits recognized in the consolidated statements of income for compensation expenses relating to SAR Plan A awards, SAR Plan B awards (including SAR Plan B awards issued through MYPD awards) for the years ended March 31, 2013, 2014 and 2015 were ¥1,081 million, ¥1,992 million and ¥1,422 million, respectively. The dilutive effect of outstanding compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations.

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIUs to certain senior management and employees. NIUs are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International, have graded vesting period of approximately five years from grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2015.

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2014	37,102,579	$4,354
Granted	23,536,020	4,501	(2)
Vested	(25,680,065)	4,601	(3)
Forfeited	(1,511,292)

Outstanding as of March 31, 2015	33,447,242	$4,650	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2015.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2013, 2014 and March 31, 2015 was ¥8,266 million, ¥15,388 million and ¥12,900 million respectively.

Total unrecognized compensation cost relating to NIUs, based on the fair value of these awards as of March 31, 2015, was ¥2,926 million which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.0 years.

The total fair value of NIUs which vested during the years ended March 31, 2013, 2014 and 2015 was ¥8,224 million, ¥14,651 million and ¥12,966 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs, CSUs and NIUs for the years ended March 31, 2013, 2014 and 2015 were ¥1,773 million, ¥1,767 million and ¥1,252 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent events

On May 18, 2015, the Company adopted a resolution to issue SAR Plan B awards to senior management and employees of the Company and its subsidiaries. The Company granted total of 255,813 SAR Plan B awards on June 5, 2015 which represents a right to acquire 25,581,300 shares of the Company. The exercise price is a nominal ¥1 per share, the vesting period of these awards ranges from approximately six months to three years from grant date and these awards can be exercised up to five years after vesting date.

In May 2015, Nomura also granted NSUs, CSUs and NIUs to certain senior management and employees. These awards have a total grant date fair value of ¥41 billion and a vesting period of up to three years.

All of these awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met. Awards delivered in May 2015 in respect of the performance year ended March 31, 2015 include similar FCR provisions, however the ability of the recipient to claim FCR in the first year of the award is now limited to a pre-defined election window which closes at June 25.

14. Restructuring initiatives:

During the second quarter of the year ended March 31, 2013, Nomura undertook a restructuring initiative focusing on its Wholesale Division to revise business models and increase business efficiencies. This restructuring initiative was completed during the year ended March 31, 2015.

As a result of this restructuring initiative, Nomura recognized ¥2,650 million of restructuring costs in the consolidated statements of income during the year ended March 31, 2014, and ¥nil during the year ended March 31, 2015. A cumulative total of ¥18,238 million of restructuring costs was recognized as of March 31, 2015. These restructuring costs were primarily reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Outstanding liabilities relating to these restructuring costs, including currency translation adjustments, were ¥3,760 million and ¥2,326 million as of March 31, 2014 and 2015 respectively. During the year ended March 31, 2015, ¥1,704 million of these liabilities were settled.

15. Income taxes:

The following table presents components of Income tax expense reported in the consolidated statements of income for the years ended March 31, 2013, 2014 and 2015.

	Millions of yen
	Year ended March 31
	2013	2014	2015
Current:
Domestic	¥71,918	¥21,558	¥80,760
Foreign	6,164	6,546	13,531

Subtotal	78,082	28,104	94,291

Deferred:
Domestic	55,257	109,037	23,309
Foreign	(1,300)	8,024	3,180

Subtotal	53,957	117,061	26,489

Total	¥132,039	¥145,165	¥120,780

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax benefit recognized from operating losses for the years ended March 31, 2013, 2014 and 2015 was ¥2,944 million, ¥26,990 million and ¥3,888 million, respectively, included within deferred income tax expense above.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system is permitted only for a national tax.

As a result of revisions to domestic tax laws during the third quarter ended December 31, 2011 and the fourth quarter ended March 31, 2014, Nomura’s domestic effective statutory tax rate was approximately 38% for the fiscal years ended March 31, 2013 and March 31, 2014, and decreased to approximately 36% for the fiscal year ended March 31, 2015.

On March 31, 2015, the “Act to partially revise the Income Tax Act and Others” (Act No.9 of 2015) (“Act 9”) and “Act to partially revise the Local Tax Act and Others” (Act No.2 of 2015) (“Act 2”) were enacted. Under Act 2 and Act 9, effective for fiscal years beginning on or after April 1, 2015, Nomura’s effective statutory tax rate will decrease from approximately 36% to 33% and will decrease to approximately 32% for fiscal years beginning on or after April 1, 2016. Furthermore, use of operating loss carryforwards as a deduction for tax purposes will be limited to 65% of current year taxable income for fiscal years beginning on or after April 1, 2015 and will be 50% for fiscal years beginning on or after April 1, 2017. As a result of these future changes, which affect the applicable tax rate used to determine deferred tax assets and liabilities, net deferred tax liabilities decreased by ¥4,674 million as of March 31, 2015 and deferred income tax expenses decreased by the same amount for the year ended March 31, 2015.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain revenues not subject to income taxes, certain expenses not deductible for income tax purposes, changes in deferred tax valuation allowance and different enacted tax rates applicable to foreign subsidiaries.

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2013, 2014 and 2015.

	Year ended March 31
	2013	2014	2015
Nomura’s effective statutory tax rate	38.0%	38.0%	36.0%
Impact of:
Changes in deferred tax valuation allowance	(0.7)	(9.8)	5.1
Additional taxable revenues	1.5	0.4	0.3
Non-deductible expenses	12.9	7.7	5.9
Non-taxable revenue	(9.3)	(8.0)	(4.7)
Dividends from foreign subsidiaries	0.2	—	0.0
Tax effect of undistributed earnings of foreign subsidiaries	0.2	3.5	0.0
Different tax rate applicable to income (loss) of foreign subsidiaries	10.0	6.3	(1.4)
Effect of changes in domestic tax laws	0.9	0.6	(1.4)
Expiration of loss carryforwards	1.3	0.7	0.0
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	—	1.4	—
Other	0.5	(0.7)	(5.0)

Effective tax rate	55.5%	40.1%	34.8%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2014 and 2015, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2014	2015
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥12,604	¥14,692
Investments in subsidiaries and affiliates	54,678	33,553
Valuation of financial instruments	46,321	56,566
Accrued pension and severance costs	7,850	10,335
Other accrued expenses and provisions	102,922	123,567
Operating losses	437,899	466,531
Other	3,991	4,356

Gross deferred tax assets	666,265	709,600
Less—Valuation allowance	(490,603)	(565,103)

Total deferred tax assets	175,662	144,497

Deferred tax liabilities
Investments in subsidiaries and affiliates	107,020	109,087
Valuation of financial instruments	54,524	56,808
Undistributed earnings of foreign subsidiaries	736	735
Valuation of fixed assets	21,204	20,644
Other	4,899	8,670

Total deferred tax liabilities	188,383	195,944

Net deferred tax assets (liabilities)	¥(12,721)	¥(51,447)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within Other assets—Other in the consolidated balance sheets were ¥22,018 million and ¥19,718 million as of March 31, 2014 and 2015, respectively and net deferred tax liabilities reported within Other liabilities in the consolidated balance sheets were ¥34,739 million and ¥71,165 million as of March 31, 2014 and 2015, respectively.

As of March 31, 2015, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥2,853 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the total valuation allowance established against deferred tax assets for the years ended March 31, 2013, 2014 and 2015.

	Millions of yen
	Year ended March 31
	2013		2014		2015
Balance at beginning of year	¥490,986		¥522,220		¥490,603
Net change during the year	31,234	(1)	(31,617	)(2)	74,500	(3)

Balance at end of year	522,220		490,603		565,103

(1)	Primarily includes ¥52,862 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, ¥1,275 million of additional valuation allowances established against deferred tax assets of certain Japanese subsidiaries and the Company, offset by a reduction of ¥22,903 million of valuation allowances relating to the deconsolidation of NREH. In total, ¥31,234 million of allowances increased for the year ended March 31, 2013.
(2)	Primarily includes ¥29,134 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, offset by a reduction of ¥47,263 million of valuation allowances related to the liquidation of certain foreign subsidiaries and a reduction of ¥13,488 million of valuation allowances established by the Company and domestic subsidiaries because of changes in the expected realization of deferred tax assets other than those related to operating loss carryforwards. In total, ¥31,617 million of allowances decreased for the year ended March 31, 2014.
(3)	Primarily includes ¥85,403 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, offset by a reduction of ¥2,921 million of valuation allowances of certain foreign subsidiaries and a reduction of ¥7,982 million related to Japanese subsidiaries and the Company because of decrease in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥74,500 million of allowances increased for the year ended March 31, 2015.

As of March 31, 2015, total operating loss carryforwards were ¥2,099,334 million, which included ¥589,272 million relating to the Company and domestic subsidiaries, ¥742,535 million relating to foreign subsidiaries in the United Kingdom, ¥484,573 million relating to foreign subsidiaries in the United States, ¥202,806 million relating to foreign subsidiaries in Hong Kong, and ¥80,148 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,021,835 million can be carried forward indefinitely, ¥760,972 million expires by March 31, 2024 and ¥316,527 million expires in later fiscal years.

In determining the amount of valuation allowances to be established as of March 31, 2015, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries.

In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in the reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2013, 2014 and 2015. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

The total amount of unrecognized tax benefits was not significant as of March 31, 2013, 2014 and 2015. There were also no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to the unrecognized tax benefits during the years ended March 31, 2013, 2014 and 2015. Nomura is under continuous examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on these consolidated financial statements. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2015. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2015. Under Hong Kong Special Administrative Region (“Hong Kong”) tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2010	(1)
United Kingdom	2014
United States	2012

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2009.

16. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income (loss) for the years ended March 31, 2014 and 2015.

	Millions of yen
	For the year ended March 31, 2014
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥(38,875)	¥66,707	¥(128)	¥66,579	¥27,704
Pension liability adjustment	(28,518)	8,708	1,001	9,709	(18,809)
Net unrealized gain on non-trading securities	9,998	3,342	(1,599)	1,743	11,741

Total	¥(57,395)	¥78,757	¥(726)	¥78,031	¥20,636

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31, 2015
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥27,704	¥110,679	¥(5,012)	¥105,667	¥133,371
Pension liability adjustment	(18,809)	2,768	637	3,405	(15,404)
Net unrealized gain on non-trading securities	11,741	16,588	(2,557)	14,031	25,772

Total	¥20,636	¥130,035	¥(6,932)	¥123,103	¥143,739

The following tables present significant reclassifications out of Accumulated other comprehensive income (loss) for the years ended March 31, 2014 and 2015.

	Millions of yen
	For the year ended March 31
	2014	2015	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥128	¥5,995	Revenue—Other
	—	(983)	Income tax expense

	128	5,012	Net income

	—	—	Net income attributable to noncontrolling interests

	¥128	¥5,012	Net income attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2014	2015	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Net unrealized gain on non-trading securities:
	¥4,220	¥4,879	Revenue—Other
	(2,065)	(1,481)	Income tax expense

	2,155	3,398	Net income

	(556)	(841)	Net income attributable to noncontrolling interests

	¥1,599	¥2,557	Net income attributable to NHI shareholders

See Note 5 “Non-trading Securities” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:

The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2013, 2014 and 2015.

	Number of Shares
	Year ended March 31
	2013	2014	2015
Common stock outstanding at beginning of year	3,663,483,895	3,710,960,252	3,717,630,462

Common stock held in treasury:
Repurchases of common stock	(19,209)	(40,054,831)	(155,232,995)
Sales of common stock	601	1,920,457	5,251
Common stock issued to employees	47,335,900	44,689,800	36,461,000
Other net change in treasury stock	159,065	114,784	1,495

Common stock outstanding at end of year	3,710,960,252	3,717,630,462	3,598,865,213

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2013, 2014 and 2015, the amounts available for distributions were ¥538,021 million, ¥583,354 million and ¥735,394 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Retained earnings include Nomura’s share of investee undistributed earnings which have been accounted for under the equity method, in the amount of ¥125,944 million, ¥136,112 million and ¥164,311 million as of March 31, 2013, 2014 and 2015, respectively.

Dividends on the Company’s common stock per share were ¥8.0 for the year ended March 31, 2013, ¥17.0 for the year ended March 31, 2014 and ¥19.0 for the year ended March 31, 2015.

The change in common stock held in treasury includes the change in common stock issued to employees under stock-based compensation plans, common stock sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or common stock acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2013, 2014 and 2015, 1,257,966 shares, or ¥2,161 million, 1,143,181 shares, or ¥2,120 million, and 1,141,686 shares, or ¥2,017 million, respectively, held by affiliated companies.

Subsequent Events

On May 19, 2015, the board of directors approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 25,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥20 billion and (c) the share buyback program will run from May 20, 2015, to July 28, 2015. Under this buyback program from May 20, 2015 to May 29, 2015, the Company repurchased 24,331,100 shares of common stock at a cost of ¥19,977 million. This completes the share buyback program.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Regulatory requirements:

In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate a consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been calculated based on Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and Nomura has calculated a Basel III-based consolidated capital adequacy ratio since March 2013.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2014 and March 31, 2015, the Company was in compliance with common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company. The required level as of March 31, 2015 was 4.5% for the common equity Tier 1 capital ratio, 6.0% for the Tier 1 capital ratio and 8.0% for the consolidated capital adequacy ratio.

Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2014 and 2015, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2014 and 2015, the capital adequacy ratio of NFPS also exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by clients in connection with securities transactions under the FIEA. As of March 31, 2014 and 2015, NSC segregated debt securities with a market value of ¥456,070 million and ¥433,011 million and equity securities with a market value of ¥7,656 million and ¥nil, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group as its designated self-regulatory organization. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2014 and 2015, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Prudential Regulation Authority in the U.K., which imposes minimum capital adequacy requirements on NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Prudential Regulation Authority in the U.K. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Prudential Regulation Authority in the U.K. on a standalone basis. As of March 31, 2014 and 2015, NEHS, NIP and NBI were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, and advising on securities, futures contracts and corporate finance. With effect from April 22, 2013, NIHK assumed from its fellow subsidiary, Nomura Securities (Hong Kong) Ltd, the roles of exchange participant and options trading exchange participant on the Stock Exchange of Hong Kong Ltd., futures commission merchant at the Hong Kong Futures Exchange Ltd. and clearing participant on the Hong Kong Securities Clearing Co. Ltd., the SEHK Options Clearing House Ltd. and HKFE Clearing Corporation Ltd. NIHK has a branch located in Taiwan which is also regulated by its local regulators. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum capital of SGD15 million. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2014 and 2015, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

19. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), NRI and NREH.

JAFCO

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies.

In March 2014, the Company sold 2,200,000 shares of JAFCO. Nomura’s ownership of JAFCO decreased from 24.4% as of March 31, 2013 to 19.4% as a result of the sale. Nomura continues to account for JAFCO using the equity method because Nomura still has the ability to exercise significant influence over operating and financial decisions of JAFCO.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2015, Nomura’s ownership of JAFCO was 19.5% and there was no remaining equity method goodwill included in the carrying amount of the investment.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

As of March 31, 2015, Nomura’s ownership of NRI was 37.9 % and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥57,210 million.

Fortress

Fortress Investment Group LLC (“Fortress”) is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles. The investment in Fortress was treated as an investment in a limited partnership and was accounted for by the equity method of accounting.

On February 13, 2014, Fortress has repurchased all of Nomura’s ownership stake. As a result, Fortress is therefore no longer Nomura’s equity method investee.

NREH

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

NREH was a consolidated subsidiary of Nomura until March 2013. In March 2013, Nomura sold 32,040 thousand shares of NREH. As a result, Nomura’s voting interest fell to 34.0%. Since Nomura no longer maintained a controlling financial interest in NREH, NREH was deconsolidated and is now an affiliated company accounted for by the equity method.

Revenue—Other in the consolidated statements of income for the year ended March 31, 2013 included real estate sales of ¥336,858 million. Revenues are recognized when the sales have closed, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate and Nomura does not have substantial continuing involvement in the real estate. The costs of real estate sales corresponding to these revenues were ¥306,570 million reported within Non-interest expenses—Other in the consolidated statements of income.

On deconsolidating NREH, a gain of ¥50,139 million, including unrealized gain of ¥38,468 million from Nomura’s remaining shares, was recognized which is reported in the consolidated statements of income within Revenue—Other.

As of March 31, 2015, Nomura’s ownership of NREH was 34.1% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary financial information—

A summary of financial information for JAFCO, NRI and NREH is as follows.

	Millions of yen
	March 31
	2014	2015
Total assets	¥2,089,844	¥2,268,874
Total liabilities	1,247,768	1,308,632

	Millions of yen
	Year ended March 31
	2013(1)	2014	2015
Net revenues	¥143,193	¥947,213	¥781,110
Non-interest expenses	69,899	779,690	610,747
Net income attributable to the companies	48,706	87,261	119,838

(1)	NREH has been accounted for using the equity method from March 2013.

A summary of financial information for Fortress is as follows.

	Millions of yen
	Year ended March 31
	2013(1)	2014(1)
Net revenues	¥95,356	¥144,349
Non-interest expenses	73,956	89,338
Net income (loss) attributable to the company	6,487	20,071

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2012 and 2013, respectively. Nomura historically recognized its share of Fortress’s earnings on a three-month lag prior to its disposal in 2014.

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees, except for lease transactions with NRI, which are disclosed in Note 8 “Leases”, as of March 31, 2014 and 2015, and for the years ended March 31, 2013, 2014 and 2015.

	Millions of yen
	March 31
	2014	2015
Investments in affiliated companies	¥339,637	¥376,174
Advances to affiliated companies	5,797	2,104
Other receivables from affiliated companies	6,919	2,328
Other payables to affiliated companies	9,344	6,720

	Millions of yen
	Year ended March 31
	2013	2014	2015
Revenues	¥7,418	¥411	¥688
Non-interest expenses	48,755	57,687	48,176
Purchase of software, securities and tangible assets	55,099	26,655	26,772

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2014 and 2015.

	Millions of yen
	March 31
	2014	2015
Carrying amount	¥330,983	¥362,984
Fair value	429,854	530,570

Equity in earnings of equity-method investees, including those above, was income of ¥18,597 million, income of ¥37,805 million and income of ¥43,028 million for the years ended March 31, 2013, 2014 and 2015, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2013, 2014 and 2015 were ¥5,594 million, ¥8,306 million and ¥8,256 million, respectively.

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

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2014 and 2015.

	Millions of yen
	March 31
	2014	2015
Commitments to extend credit	¥479,634	¥421,526
Commitments to invest in partnerships	18,460	20,710
Commitments to purchase aircraft	4,409	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2015, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥421,526	¥50,395	¥74,747	¥181,211	¥115,173
Commitments to invest in partnerships	20,710	2,676	318	6,462	11,254
Commitments to purchase aircraft	—	—	—	—	—

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

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥15,901 million as of March 31, 2014 and ¥18,779 million as of March 31, 2015.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥2,365 billion for resale agreements and ¥771 billion for repurchase agreements as of March 31, 2014 and ¥3,140 billion for resale agreements and ¥1,296 billion for repurchase agreements as of March 31, 2015.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥259 billion and ¥358 billion as of March 31, 2014 and 2015, respectively.

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

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statement and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 25, 2015, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥45 billion.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose entity (“SPE”) established at the request of NIP. These are proceedings to challenge the SPE’s rights over approximately $156 million in an account held in Switzerland. The SPE, which is consolidated by NIP, has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPE does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies. NIP was notified on October 2, 2014 that the Commercial Court has found that the SPE alone is entitled to the funds. Bank Mutiara has appealed this decision. NIP continues vigorously to contest the appeal.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million. The case is currently in the discovery phase.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleges that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has dismissed NCUA’s claims against NHEL and NCUA has appealed to the Ninth Circuit and the appeal is pending. NCUA’s claim against NAAC is proceeding and is currently in the discovery phase.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases. The case was tried before the Judge beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 15, 2015, the court issued a judgment and ordered the defendants to pay $806 million to GSEs upon GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries filed a Notice of Appeal on June 10, 2015.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, and the Tenth Circuit Court of Appeals affirmed the trial court’s holding; the Supreme Court vacated that decision and remanded the matter to the Tenth Circuit Court of Appeals for reconsideration in light of recent Supreme Court authority. Upon remand, the Tenth Circuit reinstated its decision, and the parties are involved in the discovery process.

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

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS is claiming damages of not less than EUR 963 million. In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim is founded. The level of damages sought by FMPS is not specified. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. To date, these seizure orders have not been validated by the Italian Courts. The Public Prosecutor lodged an appeal against the Italian Courts’ decisions, which was heard at the Supreme Court in Rome on March 25, 2014. The Supreme Court determined that the appeal should be denied in part, but

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that the case should be sent back to the lower court for further consideration in relation to one element of the case. At a hearing on September 17, 2014 where the seizure order was to be reconsidered, the Public Prosecutor’s office withdrew its seizure order appeal. This means that the seizure order proceedings in Siena have now concluded with no seizure order in place against NIP or NBI. However, the investigation file has now been transferred to the Public Prosecutor’s office in Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor is seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for the offences of false accounting and market manipulation in relation to MPS’s accounts for 2009. The preliminary hearing at which the court will consider whether or not to grant the indictment is scheduled to start on October 12, 2015. Additionally, NIP commenced a claim against MPS in the English Courts in March 2013. The claim is for declaratory relief confirming that the Transactions remain valid and contractually binding. MPS filed and served its Defence and Counterclaim to these proceedings in March 2014. MPS alleges in its Counterclaim that NIP is liable to make restitution of a net amount of approximately EUR 1.5 billion, and seeks declarations regarding the illegality and invalidity of the Transactions. NIP filed and served its Reply and Defence to Counterclaim in June 2014 and continues to vigorously defend its position in each of the aforementioned proceedings.

On July 15, 2014, NIP received, with no advance notice, a seizure order dated July 7, 2014 from the Court in Palermo, Sicily which restricted receipt of a coupon payment of EUR 6.9 million that was due from the Region of Sicily (“Sicily”) to NIP in connection with certain interest rate derivatives transactions entered into in 2005 and 2006. On July 25, 2014, NIP also received, also with no advance notice, a seizure order dated July 23, 2014 from the Court which placed restrictions on a further EUR 98.3 million of cash and other financial assets, said to be the alleged profit made by NIP in connection with certain transactions entered between 2001 and 2006. NIP’s appeals against both seizure orders have been granted and therefore both seizure orders have been annulled by the Courts in Italy. The current transaction with Sicily remains in force. No civil proceedings have been served on NIP.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.26 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008, an action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and an action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit.

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

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six-years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and are at early stages. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

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

	Millions of yen
	March 31
	2014		2015
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥5,155,198	¥195,466,506	¥7,961,476	¥253,243,082
Standby letters of credit and other guarantees(3)	276	11,509	291	9,494

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2014 and March 31, 2015 was ¥6,487 million and ¥7,041 million, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2015.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥7,961,476	¥253,243,082	¥92,239,350	¥76,301,785	¥22,716,918	¥61,985,029
Standby letters of credit and other guarantees	291	9,494	13	8	—	9,473

21. Segment and geographic information:

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

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2013
Non-interest revenue	¥394,294	¥66,489	¥491,773	¥695,695	¥1,648,251
Net interest revenue	3,631	2,448	153,083	(31,467)	127,695

Net revenue	397,925	68,937	644,856	664,228	1,775,946
Non-interest expenses	297,297	47,768	573,199	657,637	1,575,901

Income (loss) before income taxes	¥100,628	¥21,169	¥71,657	¥6,591	¥200,045

Year ended March 31, 2014
Non-interest revenue	¥505,911	¥77,354	¥637,987	¥183,514	¥1,404,766
Net interest revenue	6,005	3,126	127,110	5,335	141,576

Net revenue	511,916	80,480	765,097	188,849	1,546,342
Non-interest expenses	319,915	53,373	653,299	168,869	1,195,456

Income (loss) before income taxes	¥192,001	¥27,107	¥111,798	¥19,980	¥350,886

Year ended March 31, 2015
Non-interest revenue	¥471,565	¥88,802	¥626,228	¥282,542	¥1,469,137
Net interest revenue	4,940	3,552	163,639	(61,777)	110,354

Net revenue	476,505	92,354	789,867	220,765	1,579,491
Non-interest expenses	314,675	60,256	707,671	174,815	1,257,417

Income (loss) before income taxes	¥161,830	¥32,098	¥82,196	¥45,950	¥322,074

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of Income (loss) before income taxes in “Other” for the years ended March 31, 2013, 2014 and 2015.

	Millions of yen
	Year ended March 31
	2013	2014	2015
Net gain related to economic hedging transactions	¥989	¥17,403	¥15,120
Realized gain (loss) on investments in equity securities held for operating purposes	1,001	4,428	4,725
Equity in earnings of affiliates	14,401	28,571	42,235
Corporate items	17,652	(38,772)	(20,119)
Other(1)	(27,452)	8,350	3,989

Total	¥6,591	¥19,980	¥45,950

(1)	Includes the impact of Nomura’s own creditworthiness.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income for the years ended March 31,2013, 2014 and 2015.

	Millions of yen
	Year ended March 31
	2013	2014	2015
Net revenue	¥1,775,946	¥1,546,342	¥1,579,491
Unrealized gain (loss) on investments in equity securities held for operating purposes	37,685	10,728	24,685

Consolidated net revenue	¥1,813,631	¥1,557,070	¥1,604,176

Non-interest expenses	¥1,575,901	¥1,195,456	¥1,257,417
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,575,901	¥1,195,456	¥1,257,417

Income before income taxes	¥200,045	¥350,886	¥322,074
Unrealized gain (loss) on investments in equity securities held for operating purposes	37,685	10,728	24,685

Consolidated income before income taxes	¥237,730	¥361,614	¥346,759

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

The tables below present a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas for the years ended March 31, 2013, 2014 and 2015 and Long-lived assets

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

associated with Nomura’s operations as of March 31, 2013, 2014 and 2015. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2013	2014	2015
Net revenue(1):
Americas	¥208,962	¥262,684	¥207,859
Europe	172,761	232,735	201,278
Asia and Oceania	43,265	62,622	86,746

Subtotal	424,988	558,041	495,883
Japan	1,388,643	999,029	1,108,293

Consolidated	¥1,813,631	¥1,557,070	¥1,604,176

Income (loss) before income taxes:
Americas	¥25,730	¥29,472	¥(27,575)
Europe	(93,099)	(48,911)	(23,455)
Asia and Oceania	(12,063)	(5,247)	34,594

Subtotal	(79,432)	(24,686)	(16,436)
Japan	317,162	386,300	363,195

Consolidated	¥237,730	¥361,614	¥346,759

	March 31
	2013	2014	2015
Long-lived assets:
Americas	¥118,302	¥133,147	¥146,758
Europe	111,381	93,111	88,928
Asia and Oceania	20,471	16,163	14,891

Subtotal	250,154	242,421	250,577
Japan	294,002	281,780	274,202

Consolidated	¥544,156	¥524,201	¥524,779

(1)	There is no revenue derived from transactions with a single major external customer.

22. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of debt of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued, or to be issued, by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ KOJI NAGAI
	Name:	Koji Nagai
	Title:	Group Chief Executive Officer

Date: June 25, 2015

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

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

4.3	Limitation of Liability Agreement (English translation)(3)

4.4	Limitation of Liability Agreement(4)

8.1	Subsidiaries of the registrant—See “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma and Toshinori Kanemoto entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and each of Hiroshi Kimura and Hiroyuki Suzuki entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(4)	The Company and David Benson entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.