Form 20-F
period 2016-03-31
NOMURA HOLDINGS INC
filed 2016-06-23
CIK 1163653

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

As of March 31, 2016, 3,608,391,999 shares of Common Stock were outstanding, including 43,528,251 shares represented by 43,528,251 American Depositary Shares.

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

As used in this annual report, “yen” or “¥” means the lawful currency of Japan, “dollar” or “$” means the lawful currency of the United States of America (“U.S.”), and “EUR” means the lawful currency of the member states of the European Monetary Union.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected financial information as of and for the years ended March 31, 2012, 2013, 2014, 2015 and 2016 which is derived from our consolidated financial statements. The consolidated balance sheets for the years ended March 31, 2015 and 2016, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2014, 2015 and 2016, and notes thereto appear elsewhere in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2012	2013	2014	2015	2016
Statement of income data:
Revenue	¥1,851,760	¥2,079,943	¥1,831,844	¥1,930,588	¥1,723,096
Interest expense	315,901	266,312	274,774	326,412	327,415

Net revenue	1,535,859	1,813,631	1,557,070	1,604,176	1,395,681
Non-interest expenses	1,450,902	1,575,901	1,195,456	1,257,417	1,230,523

Income before income taxes	84,957	237,730	361,614	346,759	165,158
Income tax expense	58,903	132,039	145,165	120,780	22,596

Net income	¥26,054	¥105,691	¥216,449	¥225,979	¥142,562
Less: Net income (loss) attributable to noncontrolling interests	14,471	(1,543)	2,858	1,194	11,012

Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥11,583	¥107,234	¥213,591	¥224,785	¥131,550

Balance sheet data (period end):
Total assets	¥35,697,312	¥37,942,439	¥43,520,314	¥41,783,236	¥41,090,167
Total NHI shareholders’ equity	2,107,241	2,294,371	2,513,680	2,707,774	2,700,239
Total equity	2,389,137	2,318,983	2,553,213	2,744,946	2,743,015
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income attributable to NHI shareholders—basic	¥3.18	¥29.04	¥57.57	¥61.66	¥36.53
Net income attributable to NHI shareholders—diluted	3.14	28.37	55.81	60.03	35.52
Total NHI shareholders’ equity(1)	575.20	618.27	676.15	752.40	748.32
Cash dividends(1)	6.00	8.00	17.00	19.00	13.00
Cash dividends in USD(2)	$0.07	$0.08	$0.17	$0.16	$0.12
Weighted average number of shares outstanding (in thousands)(3)	3,643,481	3,692,796	3,709,831	3,645,515	3,600,701

Return on equity(4):	0.6%	4.9%	8.9%	8.6%	4.9%

Notes:

(1)	Calculated using the number of shares outstanding at year end.
(2)	Calculated using the Japanese Yen—U.S. Dollar exchange rate as of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
(3)	The number shown is used to calculate basic earnings per share.
(4)	Calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity.

Foreign Exchange

Fluctuations in exchange rates between the Japanese Yen and U.S. Dollar will affect the U.S. Dollar equivalent of the Japanese Yen price of our common stocks and ADSs and the U.S. Dollar amounts received on conversion of cash dividends. The following table provides the noon buying rates for Japanese Yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese Yen per $1.00.

Year ended March 31	High	Low	Average(1)	Year end
2012	¥85.26	¥75.72	¥78.86	¥82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42

Calendar year 2016	High	Low
January	¥121.05	¥116.38
February	121.06	111.36
March	113.94	111.30
April	112.06	106.90
May	110.75	106.34
June (through June 17)	109.55	104.05

(1)	Average rate represents the average of rates available on the last business day of each month during the year.

The noon buying rate for Japanese Yen on June 17, 2016 was $1.00 = ¥104.20

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

In addition and as described later, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. For example, in case the United Kingdom leaves the European Union, financial markets may be negatively impacted.

If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. Even in the absence of a prolonged market or economic downturn, changes in market volatility or governmental fiscal and monetary policy changes in Japan, or in any other country or region where we conduct business and other changes in the environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

Monetary policy changes by central banks may affect our business, financial condition and results of operations

In recent years, central banks in many major economies have been pursuing an expansionary monetary policy, including in some cases the introduction of negative interest rates. For example, the European Central Bank started to impose negative interest rate in June 2014 in order to counter low inflation. The Bank of Japan also announced the introduction of “Quantitative and Qualitative Monetary Easing with a Negative Interest Rate” in January 2016 in order to achieve price stability. As part of this policy, the Bank of Japan has implemented additional monetary easing measures and started to apply a negative interest rate to the outstanding balance of current accounts at the Bank of Japan which exceeds a certain balance. The prolonged implementation of a negative interest rate policy or the further lowering of negative interest rates in one or more countries as well as further decreases in yields of financial assets in the financial markets may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities, which in turn could have an adverse impact on our financial condition and results of operations.

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

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underlyings, as well as loans, reverse repurchase agreements and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets that we do not own, or have short positions, an upturn in prices of the assets could expose us to potentially significant losses. Although we seek to mitigate these position risks with a variety of hedging techniques, these market movements could result in us incurring losses. We may also incur losses if the financial system is overly stressed and the markets move in a way we have not anticipated.

Our businesses have been, and may continue to be, affected by changes in market volatility levels. Certain of our trading businesses such as those engaged in trading and arbitrage opportunities depend on market volatility to generate revenues. Lower volatility may lead to a decrease in business opportunities which may affect the results of operations of these businesses. On the other hand, higher volatility, while it can increase trading volumes and spreads, also increases risk as measured by Value-at-Risk (“VaR”) and may expose us to higher risks in connection with our market-making and proprietary businesses. Higher volatility can also cause us to reduce the outstanding positions or size of these businesses in order to avoid increasing our VaR.

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

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2016, absent other changes, we estimate that the aggregate fair value of assets that will be required to post as additional collateral in connection with our derivative contracts would have been approximately ¥24.9 billion and ¥46.2 billion, respectively.

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

Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants that could occur, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets which we hold. Also, in the event that a market fails in pricing such assets, it will be difficult to estimate their value. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to Over-The-Counter (“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market may become unable to price financial instruments held by us, this could lead to unanticipated losses.

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

We may have to recognize impairment charges with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. We also possess tangible and intangible assets other than those stated above.

We may have to recognize impairment charges, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and if recognized, such changes may adversely affect our financial condition and results of operations. For example, during the years ended March 31, 2014 and March 31, 2015 we recognized goodwill impairment charges of ¥2,840 million and ¥3,188 million, respectively.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our business. We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of our creditworthiness or deterioration in market conditions. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase agreements and securities lending transactions, long-term borrowings and the issuance of long-term debt securities, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

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

In addition to the above, our ability to borrow in the debt capital markets could also be adversely impacted by factors that are not specific to us, such as reductions in banks’ lending capacity, a severe disruption of the financial and credit markets, negative views about the general prospects for the investment banking, brokerage or financial services industries, or negative market perceptions of Japan’s financial soundness.

We may be unable to sell assets

If we are unable to raise funds or if our liquidity declines significantly, we will need to liquidate assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, or we may have to sell at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell assets may also be adversely impacted by other market participants seeking to sell similar assets into the market at the same time.

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

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the Great East Japan Earthquake in March 2011, fiscal problems in the U.S. and European countries which became apparent starting the same year, the political crisis in Ukraine which began in late 2013, the terrorist attacks in Paris in November 2015 and the terrorist attacks in Brussels in March 2016, but also more specifically the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements, laws and other related rules which may make our trading strategy obsolete, less competitive or no longer viable, or

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

Increased consolidation, business alliance and cooperation in the financial services groups industry mean increased competition for us

There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based large financial services groups have established or acquired broker-dealers or have consolidated with other financial institutions. Recently, these large financial services groups have been further developing business linkage within their respective groups in order to provide comprehensive financial services to clients. These financial services groups continue to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, the financial services industry has seen collaboration beyond the borders of businesses and industries, such as alliances between commercial banks and securities companies outside of framework of existing corporate groups and recent alliances with non-financial companies including emerging companies. Our competitiveness may be adversely affected if our competitors are able to expand their businesses and improve their profitability through such business alliances.

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Under such competitive environment, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to maintain and develop our operations in these regions and the U.S. After the acquisition, however, market structures have changed drastically due to the scaling back of market-related businesses by European financial institutions and the monetary easing policies by central banks of each country, resulting in decline in whole market liquidity. In light of this challenging business environment, we have endeavored to reallocate our management resources to optimize our global operations and thereby improve our profitability. For example, we announced strategic changes to our Wholesale businesses in EMEA and the Americas in April 2016, in order to reallocate resources towards our areas of expertise and most profitable business lines. However, failure to realize the full benefits of these efforts may adversely affect our global businesses, financial condition and results of operations.

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

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other financial products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions, disputes with our business alliance partners and legal claims concerning our other businesses.

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

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities and/or affect our profitability, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create, which may negatively affect our business opportunities and ability to secure human resources. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions. In addition, certain market participants may refrain from investing in or entering into transactions with us if we engage in business activities in regions subject to international sanctions, even if our activities do not constitute violations of sanctions laws and regulations.

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

In particular, various reforms to financial regulatory frameworks, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”), have been put in place. The exact details of the implementation of these proposals and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. See Item 4.B “Business Overview—Regulation” in this annual report for more information about such regulations.

New regulations or revisions to existing regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Such new regulations or revisions to existing regulations include the so-called Basel III package formulated by the Basel Committee on Banking Supervision (“Basel Committee”), some rules of which are still to be finalized and/or implemented. These changes in regulations may require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Furthermore, the Financial Stability Board (“FSB”) and the Basel Committee annually update the list of global systemically important banks (“G-SIBs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIBs. Additionally, G-20 Finance Ministers and Central Bank Governors requested the FSB and the Basel Committee to expand the G-SIB framework to domestic systemically important banks (“D-SIBs”), and in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for D-SIBs. In December 2015, the FSA identified us as a D-SIB and imposed a surcharge of 0.5% on our required capital ratio after March 2016 over a 3-year transitional period. This may result in additional costs and impact on us as described above.

Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

We recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in accounting standards in the future, we may reduce the deferred tax assets recognized in our consolidated balance sheets. As a result, it could adversely affect our financial condition and results of operations. See Note 15 “Income taxes” in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of our or our clients’ non-public information, such as insider trading and the recommendation of trades based on such information, and other financial crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

In August 2012, Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, received a business improvement order from the FSA with respect to flaws recognized in connection with the management of entity-related information for public stock offerings. In response to the order, NSC has implemented and completed a series of improvement measures as of December 2012.

Although we have precautions in place to detect and prevent such misconduct in the future, the measures we implement may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

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

Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We may become the target of attempted unauthorized access, computer viruses or malware, and other cyber-attacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign non-state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyber-attacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.

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

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information in compliance with applicable laws, rules and regulations, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information (including leakage of information by external service providers). In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

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

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which could have an adverse impact on our financial condition and results of operations. Depending on the market conditions, we may also not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring impairment losses

We have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we recognize an impairment loss for the applicable fiscal period which may have an adverse effect on our financial condition and results of operations.

We may face an outflow of clients’ assets due to losses of cash reserve funds or debt securities we offer

We offer many types of products to meet various needs of our clients with different risk profiles.

Cash reserve funds, such as money market funds and money reserve funds are categorized as low risk financial products. As a result of a sudden rise in interest rates, such cash reserve funds may fall below par value due to losses resulting from price decreases of debt securities in the portfolio, defaults of debt securities in the portfolio or charges of negative interest. If we determine that a stable return cannot be achieved from the investment performance of cash reserve funds, we may accelerate the redemption of, or impose a deposit limit on, such cash reserve funds. For example, Nomura Asset Management Co., Ltd., the Company’s subsidiary, announced accelerated redemption of money market funds in June 2016.

In addition, debt securities that we offer may default or experience delays in the payment of interest and/or principal.

Such losses, early redemption or deposit limit for the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody or preclude us from increasing such client assets.

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

It may not be possible for investors to secure personal jurisdiction within the U.S. over the Company or the Company’s directors or executive officers, or to enforce against the Company or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S.

The Company is a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of the Company’s directors and executive officers reside in Japan. Many of the Company’s assets and the assets of these persons are located in Japan and elsewhere outside the U.S. It may not be possible, therefore, for U.S. investors to obtain personal jurisdiction over the Company or these persons within the U.S. or to enforce against the Company or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. The Company believes that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of U.S. court judgments, of liabilities predicated solely upon the federal securities laws of the U.S.

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

The Company has proactively engaged in establishing a governance framework to ensure transparency in the Company’s management. Among other endeavors, when the Company adopted a holding company structure and was listed on the New York Stock Exchange (“NYSE”) in 2001, the Company installed Outside Directors. In addition, in June 2003, the Company further strengthened and increased the transparency of the Company’s oversight functions by adopting the Company with Three Board Committees (previously known as the Committee System), a system in which management oversight and business execution functions are clearly separated.

In 2008, to pave the way for future growth, the Company acquired and integrated the operations of Lehman Brothers in Asia Pacific, Europe and the Middle East.

The address of the Company’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: +81-3-5255-1000.

B. Business Overview.

Overview

We are one of the leading financial services groups in Japan and we operate offices in countries and regions worldwide including Japan, the U.S., the U.K., Singapore and Hong Kong Special Administrative Region (“Hong Kong”) through our subsidiaries.

Our clients include individuals, corporations, financial institutions, governments and governmental agencies.

Our business consists of our Retail, Asset Management and Wholesale divisions which are described in further detail below. See also Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Corporate Goals and Principles

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the Company and increasing satisfaction of stakeholders, including that of our shareholders and clients.

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

Our Business Divisions

Retail

In Retail, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of local branches, including our head office, was 159 as of the end of March 2016. We offer investment consultation services to meet the medium- to long-term needs of our clients. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.

We continue to focus on delivering top-quality solutions including our broad range of products and services through face-to-face meetings, online and call center channels, so that Nomura Group can sustainably be a trusted partner to our clients.

Asset Management

We conduct our asset management business, which consists of the development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co., Ltd (“NAM”). NAM is the largest asset management company in Japan in terms of assets under management in investment trusts as of March 31, 2016. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create business opportunities. In order to make these opportunities available, NAM manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through NSC as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank Co., Ltd. Investment trusts are also held in defined contribution pension plans. We also provide investment advisory services to public pension funds, private pension funds, governments and their agencies, central banks and institutional investors globally.

Wholesale

Our Wholesale Division consists of Global Markets and Investment Banking, providing our corporate and institutional clients with timely, high value-added services tailored to their needs.

Global Markets

Global Markets provides research, sales, trading, and market-making of fixed income and equity-related products.

Our global fixed income offerings include, among other products, government securities, interest rate derivatives, investment-grade and high-yield corporate debt securities, credit derivatives, G-10 and emerging markets foreign exchange, asset-backed securities and mortgage-related products, in over-the-counter (“OTC”) and listed markets. We are also primary dealers in the Japanese government securities market as well as in the Asian, European and U.S. markets. These product offerings are underpinned by our global structuring function which tailors ideas and trading strategies for our institutional and corporate client base.

Our global equity-related products include equity securities, Exchange Traded Funds (“ETFs”), convertible securities, listed futures and options and OTC equity derivatives. In addition, we offer execution services based on cutting-edge electronic trading technology to help clients navigate through the complex market structure and achieve best execution. We are also a member of various exchanges around the world, with leading positions on Tokyo stock exchanges and various other global exchanges.

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

Financial Advisory & Solutions Services. We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, capital structuring, corporate defense activities, leveraged buyouts and risk solutions. Our involvement in initial public offerings, reorganizations and other corporate restructurings related to industry consolidation enhances our opportunities to offer clients other advisory and investment banking services.

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

Our Research Activities

We have an extensive network of intellectual capital with key research offices in Tokyo, Hong Kong and other major markets in the Asia-Pacific region, as well as in London and New York. Nomura is recognized as a leading content provider with an integrated global approach to providing capital markets research. Our analysts collaborate closely across regions and disciplines to track changes and spot future trends in politics, economics, foreign exchange, interest rates, equities, credit, as well as provide quantitative analysis.

Our Information Technology

We believe that information technology is one of the key success factors for our overall business and intend to develop and maintain a solid technology platform to ensure that the Nomura Group is able to fulfill the various needs of our clients. Accordingly, we will continue to invest, enhance and adapt a technology platform to ensure it remains suitable for each division.

In our Retail Division, we implemented a new core system and related systems have also been enhanced. We are also continuously working on improving our internet-based and smartphone platforms.

In our Wholesale Division, we continually enhance our technology platform to provide better risk management and also to increase trading capabilities through platforms allowing direct market access and algorithmic trading. In order to ensure the support level of Wholesale operations, we will continue to maintain utilization of our offshore service entities in India.

In our corporate functions in Japan, which support both our Retail and Wholesale Divisions, we implemented new settlement and accounting systems while decommissioning our legacy system in order to improve IT efficiency.

Our recent focus is cyber security. In order to prevent potential damage as well as take immediate actions in case a security threat occurs, we continue to strengthen measures in four areas, which are system implementation, trainings and drills, organizational emergency plans and information sharing with external institutions. In March 2015, we established a global team specializing in cyber security measures called the Computer Security Incident Response Team (“CSIRT”).

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

In Japan, we compete with other Japanese and non-Japanese securities companies and other financial institutions. Competition has become more intense due to deregulation in the Japanese financial industry since the late 1990s and the increased presence of global securities companies and other financial institutions. In particular, major global firms have increased their presence in securities underwriting, corporate advisory services (particularly, mergers and acquisitions advisory) and secondary securities sales and trading.

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

Regulation

Japan

Regulation of the Securities Industry and Securities Companies. Pursuant to the FIEA, the Prime Minister of Japan has the authority to supervise and regulate the securities industry and securities companies, and delegates its authority to the Commissioner of the FSA. The Company, as a holding company of a securities company, as well as subsidiaries such as NSC and Nomura Financial Products & Services, Inc. (“NFPS”), are subject to such supervision and regulation by the FSA. The Commissioner of the FSA delegates certain authority to the Director General of Local Finance Bureaus to inspect local securities companies and branches. Furthermore, the Securities and Exchange Surveillance Commission, an external agency of the FSA which is independent from the Agency’s other bureaus, is vested with authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder the fair trading of securities, including inspection of securities companies. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of the securities industry.

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

Regulatory Changes. On April 16, 2013, a bill was submitted to the Diet of Japan to amend the FIEA and the Deposit Insurance Act and was passed on June 12, 2013. A part of the amendment includes establishing “Orderly Resolution Regime for Financial Institutions” to prevent a financial crisis that may spread across financial markets and may seriously impact the real economy. Under the Orderly Resolution Regime, the Financial Crisis Response Council, chaired by the Prime Minister, will take measures such as providing liquidity to ensure the performance of obligations for critical market transactions where it is considered necessary to prevent severe market disruption. Such measures will be funded by the financial industry, except in special cases where the government will provide financial support. The amendment became effective on March 6, 2014.

Overseas

Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to those promulgated and enforced by the U.S. Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission

(“CFTC”), the U.S. Treasury, the Financial Stability Oversight Council, the New York Stock Exchange, the Financial Industry Regulatory Authority (a private organization with quasi-governmental authority and a regulator for all securities companies doing business in the U.S.), the National Futures Association (a self-regulatory organization for the U.S. derivatives industry) in the U.S.; and by the Prudential Regulation Authority (“U.K. PRA”), the Financial Conduct Authority (“U.K. FCA”), and the London Stock Exchange in the U.K. We are also subject to international money laundering and related regulations in various countries. For example, the USA PATRIOT Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations and creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.

Regulatory Changes. In response to the financial markets crisis, governments and regulatory authorities in various jurisdictions have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. In July 2010, the U.S. enacted the Dodd-Frank Act, which is now the subject of a multi-agency rulemaking process. The rulemakings include the following: (i) create a tighter regulatory framework for OTC derivatives to promote transparency and impose conduct rules in that marketplace; (ii) establish a process for designating nonbank financial firms as Systemically Important Financial Institutions (“SIFIs”), subject to increased (and sometimes new) prudential oversight including early remediation, capital standards, resolution authority and new regulatory fees; (iii) prohibit material conflicts of interest between firms that package and sell asset-backed securities (“ABS”) and firms that invest in ABS; (iv) establish risk retention requirements for ABS; and (v) rules related to the orderly liquidation of certain broker dealers; (vi) annual stress tests; (vii) a number of executive compensation mandates, including rules to curtail incentive compensation that promotes excessive risk taking and listing standards for recovery of erroneously awarded compensation. The new regulatory framework for OTC derivatives includes mandates for clearing transactions with designated clearing organizations, exchange trading, new capital requirements, bilateral and variation margin for non-cleared derivatives, reporting and recordkeeping, and internal and external business conduct rules. Some U.S. derivatives and executive compensation rules may be applied extraterritorially and therefore impact some non-U.S. Nomura entities.

Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing nonbank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) new regulations regarding the role of credit rating agencies, investment advisors and others. To facilitate the transition to the requirements of the Dodd-Frank Act, the Commodity Futures Trading Commission issued an exemptive order in July 2013 (“Exemptive Order”) that granted market participants temporary conditional relief from certain provisions of the Commodity Exchange Act, as amended by the Dodd-Frank Act. As the Exemptive Order expired on December 21, 2013 some U.S. derivatives rules are now being applied extraterritorially and are now therefore impacting some non-U.S. Nomura entities. In addition, Title VII of the Dodd-Frank Act gives the SEC regulatory authority over “security-based swaps” which are defined under the act as swaps based on a single security or loan or a narrow-based group or index of securities. Security-based swaps are included within the definition of “security” under the U.S. Securities and Exchange Act of 1934 and the U.S. Securities Act of 1933. The SEC continues to issue final rules and interpretive guidance addressing cross-border security-based swap activities. On June 25, 2014, the SEC initially finalized a portion of its cross-border rules, namely key foundational definitions and registration calculations that will become operative once the SEC sets a timeframe for the security-based swap dealer registration process to begin. Since then, the SEC has issued a series of final rules that will apply certain Dodd-Frank Act requirements to security-based swaps between two non-U.S. person counterparties when the security-based swaps are arranged, negotiated or executed using personnel or personnel of agents located in the United States. Specifically, on February 10, 2016, the SEC issued final rules that require a non-U.S. person that uses personnel or personnel of agents located in the United States in connection with security-based swap dealing activity to include such security-based swaps in its security-based swap dealer registration de minimis calculation, and on April 14, 2016 the SEC issued final rules that require a non-U.S. security-based swap dealer to comply with external business conduct standards rules when facing a non-U.S. person counterparty if the non-U.S. security-based swap dealer uses personnel or personnel of agents located in the United States to arrange, negotiate or execute the security-based swap. The SEC may issue additional final rules that apply Dodd-Frank Act requirements to security-based swaps of two non-U.S. person counterparties when one or both uses personnel or personnel of agents located in the United States to arrange, negotiate or execute the security-based swap (e.g. final rules governing reporting and public dissemination of security-based swaps). Once final and effective, these cross-border rules may impact some non-U.S. Nomura entities. The exact details of the Dodd-Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards. In addition to the rulemakings required by the Dodd-Frank Act, the SEC is considering other rulemakings that will impact Nomura’s U.S. entities. While these rules have not been formally proposed, they have been publicly reported in the U.S. Office of Management and Budget’s (“OMB”) “Current Regulatory Plan and Unified Agenda of Regulatory and Deregulatory Actions.” The SEC’s Division of Trading and Markets is considering recommending that the SEC propose an amendment to its net capital rule that would prohibit a broker-dealer that carries customer accounts from having a ratio of total assets to regulatory capital in excess of a certain level. The SEC and the CFTC are also considering a number of changes to market structure rules.

The Foreign Account Tax Compliance Act (“FATCA”) which was enacted in 2010 requires foreign financial institutions (“FFIs”) to report to the U.S. Internal Revenue Service information about financial accounts held by U.S. taxpayers, or by foreign entities in which U.S. taxpayers hold a substantial ownership interest. As a result, Nomura will be subject to certain reporting requirements consistent with a mutual agreement between Japanese governmental authorities and the U.S. Treasury Department. In addition, the US Treasury Department proposed new rules in April 2016 that would give the Internal Revenue Service the authority to reclassify certain related-company debt transactions as equity and as a result could impact the Company’s tax liability.

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

These rules were amended in January 2015 as part of the U.K. implementation of the EU Bank Recovery and Resolution Directive (“BRRD”), which was published on June 12, 2014. The BRRD also aims to implement Financial Stability Board recommendations on recovery and resolution regimes for financial institutions and for U.K. purposes it will partially supersede the existing U.K. regime. The BRRD applies to banks and investment firms operating in EU member states, including EU branches and subsidiaries of third country firms. It includes requirements for the preparation of RRPs by institutions and regulators. It also creates various powers for EU regulators to intervene to resolve institutions at risk of failure, including the ability to sell or transfer all or part of an institution (similar to existing U.K. regulatory powers) and the introduction of a debt write down or bail-in tool. Amongst other things, relevant firms are required to include a contractual recognition of bail-in clause in a wide range of non-EU law governed contracts governing liabilities created or materially amended after January 1, 2016 under which the creditor contractually recognizes and agrees that the liability may be subject to use of the bail-in tool. Specific provision is also made to facilitate cross-border crisis management and the recognition of third country recovery and resolution action in relation to third country banking and investment groups. As part of the bail-in rules, firms will be required to maintain capital resources sufficient to meet the stipulated minimum requirement for eligible liabilities (“MREL”). The MREL requirement overlaps with the global capital standards on total loss absorbing capacity (“TLAC”) for Global Systemically Important Banks (“G-SIBs”) issued by the Financial Stability Board on November 9, 2015. The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available for bail-in within resolution at G-SIBs, but does not limit authorities’ powers under the applicable resolution law to expose other liabilities to loss through bail-in or the application of other resolution tools. G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework.

There are a number of regulatory developments that impact capital requirements for U.K. regulated entities. Most significant of these is the Basel III framework, as adopted into EU law through the fourth Capital Requirements Directive and Capital Requirements Regulation (together, “CRD IV”), which became effective on January 1, 2014. The aim of CRD IV is to strengthen the resilience of the EU banking sector so it is better placed to absorb economic shocks while ensuring that banks continue to finance economic activity and growth. CRD IV sets out requirements for minimum capital requirements for banks and investment firms and also introduced new capital and liquidity buffers.

The new framework also modifies treatment of financial institution exposures to central counterparties, resulting in increased capital charges, as well as qualifying conditions that must be met by central counterparties before institutions may benefit from preferential treatment. CRD IV introduces the concept of the leverage ratio and the net stable funding ration (“NSFR”) expected to apply from 2018, although further legislation is required to implement a binding requirement. The directive introduces corporate governance requirements with a more rigorous supervision of risks by directors as well as management or supervisory boards. The rules concern the composition of boards, their functioning and their role in risk oversight and strategy in order to improve the effectiveness of risk oversight by boards. The regulation requires financial institutions to make increased Pillar 3 disclosures about their corporate governance arrangements. CRD IV also sets out requirements in relation to remuneration policies imposing a 1:1 ratio on the basic salary relative to bonus for certain staff.

On October 20, 2011, the European Commission published draft legislation for the Directive on markets in financial instruments repealing Directive 2004/39/EC of the European Parliament and of the Council. The legislation has been split into two parts: the Markets in Financial Instruments Directive (“MiFID”) and the Markets in Financial Instruments Regulation (“MiFIR”). On May 13, 2014, the Council of the European Union announced that it had adopted MiFID II (the revised MiFID) and MiFIR. MiFID II was published in the EU Official Journal on June 12, 2014 and entered into force on July 3, 2014. The majority of the new rules under MiFID II and MiFIR will take effect from January 3, 2018.

The legislation seeks to introduce wide-reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by mandating the clearing of standardised OTC transactions through central clearing counterparties and their trading through regulated trading venues. The new framework introduces a market structure which seeks to close certain loopholes and ensures that trading, wherever appropriate, takes place on regulated platforms. It introduces rules on high frequency trading and aims to improve the transparency and oversight of financial markets. The revised MiFID also aims to strengthen the protection of investors by introducing more robust organisational and conduct requirements and by strengthening the role of management bodies. The new framework also increases the role and supervisory powers of regulators and establishes powers to prohibit or restrict the marketing and distribution of certain products in well-defined circumstances. A harmonised regime for granting access to EU professional markets for firms from third countries, based on an equivalence assessment of third country jurisdictions by the Commission, is introduced.

Following a range of consultations and technical advice published by the European Securities and Markets Authority (“ESMA”), in April 2016 the European Commission adopted a MiFID Delegated Directive. The Directive contains provisions on investor protection, notably on safeguarding of clients’ funds and financial instruments, product governance and monetary/non-monetary compensation. The Commission also adopted a delegated Regulation supplementing MiFID II. The Regulation aims at specifying, in particular, the rules relating to exemptions, the organisational requirements for investment firms, and conduct of business obligations in the provision of investment services. In May 2016, the Commission adopted a further delegated Regulation supplementing MiFIR. This Regulation aims at specifying, in particular, the rules relating to determining liquidity for equity instruments, the rules on the provision of market data on a reasonable commercial basis, the rules on publication, order execution and transparency obligations for systematic internalisers, and the rules on supervisory measures on product intervention by ESMA, EBA and national authorities, as well as on position management powers by ESMA.

In the U.K., the U.K. FCA has also published various commentary on MiFID II, including a Discussion Paper published in March 2015, which discusses the FCA’s approach to those areas of MiFID II for which the U.K. has discretion in relation to implementation. In March 2015, UK HM Treasury published a consultation on the Transposition of the MiFID II. The U.K. FCA published its first consultation paper on MiFID II implementation in December 2015. The paper focused on markets issues. The U.K. FCA will publish a second consultation in Summer 2016 and a third consultation in Autumn 2016.

The European Market Infrastructure Regulation (“EMIR”) introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR was adopted on July 4, 2012 and became effective on August 16, 2012. EMIR applies to any entity established in the European Union that is a legal counterparty to a derivative contract, even when trading with non-EU firms. It may also have extraterritorial impact in certain circumstances. Many of the EMIR requirements became effective in 2013 and 2014, although some elements have yet to be implemented. For example, the first wave of clearing obligation for interest rate swaps to be phased in from June 21, 2016. When fully implemented, EMIR will require entities that enter into any form of derivative contract to: report every derivative contract that they enter to a trade repository; implement new risk management standards, including operational processes and margining, for all bilateral over-the-counter derivatives trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. Nomura is in the process of implementing the various EMIR requirements across work streams in accordance with their respective compliance dates.

In May 2015, the Commission published a consultation paper to enable it to judge market participants’ experience in implementing EMIR. ESMA’s input to the Commission’s consultation on the EMIR review made recommendations to amend EMIR in a number of areas, including the clearing obligation, recognition of third-country CCPs and trade repositories.

In November 2015, the Council of the EU formally adopted the Securities Financing Transactions Regulation, which forms part of the EU’s package of legislation targeted at reforming shadow banking and aims to improve transparency in the securities financing transactions (SFT) market. The SFTR, once implemented, will require counterparties to an SFT to report the SFT to a trade repository; impose various potentially onerous requirements on entities reusing financial instruments received under a collateral arrangement and apply various related disclosure requirements. On October 20, 2011, the European Commission published draft legislation for the review of the Market Abuse Directive (“MAD II”). The dossier has been split into two parts: the Directive on criminal sanctions for market abuse (“CSMAD”) and the Market Abuse Regulation (“MAR”). The new rules on market abuse update and strengthen the existing framework to ensure greater market integrity and investor protection, replacing the existing Market Abuse Directive.

In June 2014 MAR and CSMAD were published in the EU Official Journal. MAR repeals and replaces the Market Abuse Directive and its implementing legislation with effect from July 3, 2016. A number of delegated acts, technical standards and guidelines in key areas were required to be produced under MAR.

Member States must also transpose CSMAD into their national law by July 3, 2016. The U.K. has not opted in to CSMAD and is therefore not obliged to transpose its provisions into national law. CSMAD requires all Member States to provide for harmonised criminal offences of insider dealing and market manipulation, and to impose maximum criminal penalties of not less than 4 and 2 years imprisonment, respectively, for the most serious market abuse offences.

In February 2013, the European Commission published draft legislation for the review of the current EU anti-money laundering rules, in the form of proposals for the Fourth Money Laundering Directive (“MLD4”). MLD4 came into effect on June 25, 2015. It has to be transposed by Member States by June 27, 2017, on which date it will repeal the Third Money Laundering Directive (“MLD3”) and the MLD3 Implementing Directive. However, the European Commission has urged Member States to comply by the end of 2016. MLD4 aims to update and strengthen the current EU anti-money laundering regime, including by implementing the standards published by the Financial Action Task Force in 2012. MLD4 also shifts the focus of regulatory requirements further towards a risk-based approach, which will require increasingly robust policies and procedures within regulated firms in order to assess and monitor risk effectively. The scope of the anti-money laundering regime is also extended in certain respects and the approach to classifying third country firms will in the future be focused on “blacklisting” of non-equivalent jurisdictions (in contrast with the current focus on positive equivalence).

The Alternative Investment Fund Managers Directive (“AIFMD”) became effective on July 21, 2011. The AIFMD was required to be implemented by Member States by July 22, 2013 (subject to a one-year transitional period). The AIFMD and its related implementing legislation establishes a detailed framework for the management and marketing of alternative investment funds (or “AIFs”) within the EEA. As the concept of an “AIF” is broadly defined, the AIFMD captures the majority of non-UCITs funds, including hedge funds, private equity, debt and real estate funds.

Under the AIFMD regime, fund managers operating within the EEA are subject to extensive organizational requirements, including mandatory authorization by an EEA regulator, substantial ongoing compliance, conduct of business and disclosure requirements and the obligation to appoint an independent depositary with responsibility for an AIF’s assets. A separate regulatory regime applies to depositaries, which must also be authorized for this purpose. Additional restrictions and disclosure obligations apply to managers of private equity firms which acquire material holdings in EEA companies. Non-EEA fund managers seeking to target EEA investors are also subject, at a minimum, to a sub-set of the compliance requirements for EEA managers, focusing mainly on disclosure. It is open to each Member State to introduce additional restrictions for third country managers and some jurisdictions remain very restrictive in this respect. The possibility of a passporting regime for third country managers is, however, provided for in the AIFMD and is currently under consideration at the EU level, although further legislation would be required to introduce this. The AIFMD has material impact for Nomura insofar as it manages and markets investment funds within the EEA (which now attracts an enhanced compliance burden). Nomura also acts as depositary of an AIF and is accordingly subject to separate compliance requirements and liability provisions in this capacity. The U.K. FCA is due to release a consultation paper on rules for eventual implementation of European passports for Non-EEA AIFM’s managing EEA AIF’s and for non-EEA AIFs being marketed in the EEA.

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

In July 2014, the U.K. FCA and U.K. PRA consulted on proposals for a new senior managers regime (“SMR”) for senior managers and a related certification regime (“CR”) for a wider population of employees whose performance has the potential to pose harm to a firm or its customers. In March 2015, the U.K. FCA and U.K. PRA consulted on applying the SMR and CR to U.K. branches of foreign banks. On August 13, 2015 the U.K. FCA and the U.K. PRA published their respective rules confirming how they apply the SMR and CR to U.K. branches of non-EEA banks (incoming branches). The new individual accountability standards in this area have been developed by the FCA in response to recommendations made by the Parliamentary Committee on Banking Standards in this area. The Senior Managers and Certification Regime was implemented on March 7, 2016. Senior managers (but not those of U.K. branches of overseas banks) may be prosecuted by the U.K. PRA or U.K. FCA in certain prescribed circumstances for taking a decision that causes a financial institution to fail. The rules also require firms to demarcate responsibilities more precisely, implement new systems and controls for certification and share with the U.K. PRA/U.K. FCA detailed information on their governance structures.

Over the past two to three years the U.K. FCA has worked towards introducing a number of changes to the U.K. regulatory regime for the protection of client assets (“CASS”). These requirements are relevant for Nomura’s U.K. entities where they hold client money and other assets on behalf of their clients (other than in the course of deposit-taking activity). The reforms made to the CASS regime have been driven in large part by concerns of the U.K. FSA/FCA regarding the shortcomings of the previous rules that were highlighted in the U.K. case law surrounding the collapse of Lehman Brothers International (Europe). The U.K. FCA commenced its review of the CASS regime in 2012 and published final rules in 2014, the last of which came into force on June 1, 2015. The reforms aim to improve the speed and efficiency with which client assets may be distributed following the insolvency of the holding firm and to minimize negative market impact. This has resulted in extensive changes to the rules, designed to strengthen the legal and operational requirements of holding firms for effective segregation of client money and to enhance controls over institutions with which client money is deposited and third parties to whom client money is transferred. The conditions attached to exclusions from the client money rules have also been clarified and enhanced. In addition, various changes have also been made to the rules to give effect to EMIR requirements regarding client money held in the course of derivatives clearing activity. The net effect of these various changes is generally to increase the operational and compliance burden on firms that hold client money and assets.

The European Commission put forward its EU Data Protection Reform in January 2012. On December 15, 2015 the European Parliament, the Council and the Commission reached agreement on the new data protection rules, establishing a modern and harmonised data protection framework across the EU. On May 4, 2016, the official texts of the Regulation and the Directive were published in the EU Official Journal in all the official languages. While the Regulation became effective on May 24, 2016 it shall apply from May 25, 2018. The Regulation includes a number of important changes to existing data protection legislation including new obligations on data processors, restrictions on the transfer of personal data and introduces new concepts such as the “right to be forgotten” and a requirement for data breach notifications.

In November 2015, the FCA published Guidance Consultation 15/6: Proposed guidance for firms outsourcing to the “cloud” and other third-party IT services (GC15/6). The draft guidance is intended to clarify the requirements on firms when outsourcing to a “cloud” and other third party Technology services. The guidance identifies several areas of interest which regulated firms should consider and also provides recommendations and guidance in relation to firms conducting due diligence and ensuring the relevant outsourcing contract complies with the FCA rules, oversight of the cloud provider, access to business premises and change management processes. Feedback is expected in July 2016.

A number of reforms are also either pending or anticipated at the EU and/or U.K. level, which may have a material impact on Nomura and on EU markets generally. In the EU, these include the Bank Structure Regulation and the Capital Markets Union initiative (together with the related review of the Prospectus Directive and the EU securitization framework). In the U.K., the Fair and Effective Markets Review and the work of the FICC Market Standards Board may also have a material impact on Nomura and on U.K. markets.

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

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIB. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important banks (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In December 2015, the FSA identified us as a D-SIB and required additional capital charge of 0.5% after March 2016, with 3-year transitional arrangement.

Overseas

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2015 and 2016, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Prudential Regulation Authority in the U.K., which imposes minimum capital adequacy requirements on NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the U.K. PRA. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. As of March 31, 2015 and 2016, NEHS, NIP and NBI were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, and advising on securities, futures contracts and corporate finance. With effect from April 22, 2013, NIHK assumed from its fellow subsidiary, Nomura Securities (Hong Kong) Ltd, the roles of exchange participant and options trading exchange participant on the Stock Exchange of Hong Kong Ltd., futures commission merchant at the Hong Kong Futures Exchange Ltd. and clearing participant on the Hong Kong Securities Clearing Co. Ltd., the SEHK Options Clearing House Ltd. and HKFE Clearing Corporation Ltd. NIHK has a branch located in Taiwan which is also regulated by its local regulators. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum paid-up capital of SGD15 million. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2015 and 2016, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

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

In order to achieve our management objectives, we are primarily focusing on ensuring that profits are recorded by all divisions and regions. We are committed to continuing business model transformation in Japan as well as aiming to improve profitability of our overseas operations under Vision C&C, so that we will be able to build a solid foundation to generate profits even in severe market environments.

As “Asia’s global investment bank”, we will continue to take appropriate measures toward phased implementation of Basel regulations (global standards on capital requirements and liquidity) as well as forthcoming changes in the operating environment. While financial regulatory reforms in the wake of the financial crisis are in their final phase, unintended consequences of the regulatory reforms, adverse impact due to compound effect, and concern about newly emerging risks are being pointed out. We will ensure a flexible response by staying attentive to the impact of the overall regulatory framework on the financial market and the competitive landscape.

The challenges and strategies in each division are as follows:

•	Retail Division

In Retail Division, under our basic philosophy of “placing our clients at the heart of everything we do,” we are aiming to increase client satisfaction further by listening to our clients’ as well as understanding and meeting their diversified demands and needs. We also focus on providing a broad range of clients with value-added solutions through face-to-face consulting services, seminars, online and call center channels, so that we will win greater trust from account holders as well as new clients, and so that Nomura Group can sustainably be a trusted partner to our clients.

•	Asset Management Division

We intend to increase assets under management and expand our client base in (i) our investment trust business, by providing clients with a diverse range of investment opportunities to meet investors’ various needs, and (ii) our investment advisory business, by providing value-added investment services to our clients on a global basis. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance and to meet clients’ various needs.

•	Wholesale Division

Global Markets has been focusing on delivering differentiated products and solutions to our clients by leveraging our global capabilities in trading, research, and global distribution. Through our integrated Fixed Income and Equities platform, we aim to provide competitive and comprehensive services and solutions to our clients.

In Investment Banking, we continue to enhance our structure to further provide cross-border M&A and financing services in both domestic and overseas markets as well as to provide solution business services associated with the our M&A and financing services amid the globalization of our clients’ business activities.

In our Wholesale Division, in order to provide quality services to meet the needs of our clients, we redeploy the firm’s resources to areas of competitive advantage, and aim to further enhance the connectivity across Global Markets, Investment Banking, and regions. We will strive to improve our capabilities of proposing products and services, as well as to make use of our geographic competitive advantage in Asia, so that we can meet the changing needs of our clients in accordance with global-scale fluctuations in the macro economy and the market environment.

Risk Management and Compliance, etc.

In order to ensure financial soundness and enhance corporate value, the risk management systems require further developments in response to increasing global business. Nomura Group has the Risk Appetite Statement in which risks that we are willing to accept are articulated. We will continue to make efforts to develop a system where the top management directly engages in proactive risk management for precise decision making.

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

Last year, based on the administrative penalties imposed on our subsidiary, Nomura Securities Co. Ltd. in 2012 in connection with public stock offerings, the Nomura Group established the Nomura Founding Principles and Corporate Ethics Day. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust through various measures. We will strive to maintain a sound corporate culture through these initiatives. We will also further enhance and reinforce our internal control framework, which includes measures to prevent insider trading and solicitation of unfair dealing, by ensuring that all of our executive officers and employees continually maintain the highest level of business ethics expected from professionals engaged in the capital markets.

Through the efforts described above, we are strengthening the earnings power of the entire Nomura Group and working to achieve our management targets and to maximize corporate value. We will advance collaboration across regions and among our three Divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as “Asia’s global investment bank”.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer of securities registered under the Exchange Act is required to disclose in its periodic reports filed under the Exchange Act if it or its affiliates have knowingly engaged in transactions or dealings during the period covered by the report with the Government of Iran, Iranian government-controlled entities or persons sanctioned by the U.S. government under programs relating to terrorism and proliferation of weapons of mass destruction. Disclosure is generally required regardless of whether the transactions or dealings were conducted in compliance with applicable law.

During the fiscal year ended March 31, 2016, certain non-U.S. affiliates of ours engaged in the following transactions or dealings with entities that are or may be owned or controlled by the Government of Iran.

•

Nomura Asset Management Co., Ltd., Nomura Asset Management Malaysia Sdn. Bhd. and the Dubai Branch Office of Nomura Asset Management U.K. Limited, our direct and indirect wholly-owned subsidiaries, have engaged in discussions on business development with entities owned or controlled by the Government of Iran. Certain of our non-U.S. affiliates made payments to the Government of Iran to obtain entry visas to travel to Iran in connection with these discussions.

•

Nomura Research Institute, Ltd., an affiliate in which we hold, directly or indirectly, 36.8% of the outstanding share capital, has engaged in discussions on business development with entities that are or may be owned or controlled by the Government of Iran. Certain of our non-U.S. affiliates made payments to the Government of Iran to obtain entry visas to travel to Iran in connection with these discussions.

•

Nomura International plc, our indirect wholly-owned subsidiary, has interacted with a multilateral development financial institution that supports the economic development of its member countries, largely in Africa, the Middle East and Southeast Asia, in connection with a potential financing transaction for the client of the institution. The Government of Iran holds a minority ownership interest in this institution. Nomura International plc has had no direct dealings with the Government of Iran and, on the basis of information available to us, we do not believe that the Government of Iran controls this institution.

These activities were conducted in accordance with applicable law, and we do not believe that the activities were sanctionable under applicable law. We have not generated any revenues from these activities during the period covered by this report.

In light of recent changes in the international economic sanctions regime relating to Iran, we intend to continue to engage in the activities described above and may engage in similar activities in future periods; however, any such activities will be conducted in accordance with all applicable laws, and we do not intend to engage in any activities that are sanctionable under applicable law.

C. Organizational Structure.

The following table lists the Company and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Financial Partners Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd.	Japan	100
The Asahi Fire & Marine Insurance Co., Ltd.	Japan	53
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Capital Markets Limited	U.K.	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Australia Limited	Australia	100
P.T. Nomura Indonesia	Indonesia	96
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Capital Nomura Securities Public Co., Ltd.	Thailand	86

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2016, our principal head office is located in Tokyo, Japan and occupies 974,836 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 125,217 square feet, our Nagoya branch office, which occupies 82,914 square feet, and the head office of NAM in Tokyo, which occupies 176,115 square feet.

As of March 31, 2016, our major offices outside Japan are the head offices of NIP located in London, which occupies 459,010 square feet, the New York head office of Nomura Securities International, Inc., which occupies 202,017 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 146,368 square feet. We lease most of our overseas office space.

As of March 31, 2016, the major office of Nomura Services India Private Limited, our specialized service company in India, occupies 476,271 square feet.

As of March 31, 2016, the aggregate book value of the land and buildings we owned was ¥179 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥27 billion.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2016 and which remain unresolved as of the date of the filing of this annual report with the Commission.

Item 5. Operating and Financial Review and Prospects

A. Operating Results.

You should read the following discussion of our operating and financial review and prospects together with Item 3.A “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3.D “Risk Factors”and elsewhere in this annual report.

Business Environment

Japan

The Japanese economy weakened overall. Japan’s real gross domestic product (“GDP”) grew relatively rapidly in January-March 2015, at a quarter-on-quarter annualized rate of 4.6%, but showed no clear direction after that, falling 1.4% in April-June, rising 1.4% in July-September, and then falling 1.1% in October-December. Corporate capital expenditure rose for two consecutive quarters, in both July-September and October-December, partly reflecting an improvement in profit margins. At the same time, however, there was a marked weakening in consumer spending, reflecting concerns about price hikes for food and other items, even though the environment for employment and incomes was favorable. Exports from Japan also weakened as a result of a slowdown in economic growth in China and other Asian countries. From the beginning of 2016, a further heightening of concerns about a global economic slowdown led the yen to strengthen rapidly and as a result of this some economic indicators for January and February were also notably weak. Amid these economic conditions, in September 2015 the Japanese government set targets of a GDP of ¥600 trillion, a birth rate of 1.8, and reducing to zero the number of people who leave employment to provide nursing care as part of its initiative to ensure that each and every one of Japan’s 100 million-plus citizens was dynamically engaged in society, and a number of concrete measures to this end were included in the fiscal year ended March 31, 2016, supplementary budget approved on January 20, 2016. In addition, on January 29, 2016 the Bank of Japan decided to implement “QQE (quantitative and qualitative easing) with a Negative Interest Rate,” which involves applying a negative interest rate to a portion of the current account deposits that financial institutions hold with it.

Corporate earnings rose in the fiscal year ended March 31, 2016, as in previous fiscal year, in sectors where the weakening of the yen versus the U.S. dollar boosted earnings and sectors where the fall in crude oil prices tended to result into lower costs. However, corporate earnings struggled in sectors that were sensitive to the rapid fall in resource prices and the slowdown in growth in China and emerging economies. Overall, it appears that corporate earnings in Japan rose for the fourth year in a row. Major contributions to this profit growth came from sectors such as utilities, as electric power companies benefited from lower crude oil prices, autos, on the back of strong new auto sales globally, and particularly in the U.S., and chemicals, where companies benefited from the fall in raw material prices. Meanwhile, the steel & nonferrous metals, electrical machinery & precision equipment, and machinery sectors all made substantial negative contributions to overall profit growth. The steel & nonferrous metals sector was hit hard by the decline in steel prices in Asia, triggered by oversupply in China; the electrical machinery & precision equipment sector saw an increase in restructuring costs at some companies; and the machinery sector was affected by weak demand from emerging economies. As of April 8, 2016, we estimate that recurring profits at major Japanese companies (those in the Russell/Nomura Large Cap Index) rose 3% year-on-year in the fiscal year ended March 31, 2016, with growth thus slowing from the 7% recorded in the fiscal year ended March 31, 2015.

On the Japanese stock market, the Nikkei Stock Average rose temporarily above its April 2000 high in June 2015, when companies started to apply Japan’s new Corporate Governance Code, which aims to encourage improvements in capital efficiency and constructive dialogue with investors. This rise in equity prices was in response to expectations that the weakening of the yen versus the U.S. dollar would lead to growth in corporate earnings and also to overseas investors’ expectations of improvements to shareholder returns. However, stock markets around the world started to turn bearish from the beginning of August after a period of firmness up to that point, in response to sharp falls in the Chinese renminbi and Chinese equity prices, and Japanese equity prices also made substantial losses through to the end of September. The Japanese stock market then started to recover in October, partly on expectations regarding Chinese monetary policy, and investor sentiment received a further boost in November when the IPOs of the three Japan Post Group companies got off to a smooth start. After this, however, the Japanese stock market gradually corrected on concerns about the outlook for the global economy, as symbolized by the fall in crude oil prices. From the beginning of 2016, there were further falls in Chinese equity prices and crude oil prices, while the yen strengthened further versus the U.S. dollar, and in February 2016 the Nikkei Stock Average temporarily dipped below 15,000 for the first time since October 2014. The key Tokyo Stock Price Index (the “TOPIX”) fell 12.7% over the course of the fiscal year, from 1,543.11 at the end of March 2015 to 1,347.20 at the end of March 2016. The Nikkei Stock Average also fell 12.7% over the fiscal year, from 19,206.99 at the end of March 2015 to 16,758.67 at the end of March 2016.

Japanese government debt securities yields rose at the beginning of fiscal year ended March 31, 2016, but subsequently followed a downward trend. European government debt securities yields rose sharply at the beginning of the fiscal year as excessive expectations regarding the quantitative easing (government bond purchases) launched by the European Central Bank (ECB) faded. This had an effect on the Japanese government debt securities market and the yield on newly issued 10-year Japanese government debt securities rose temporarily to nearly 0.5%. Yields on Japanese government debt securities subsequently started to fall, however, in response to turmoil in emerging economies, including China, and their markets and deterioration in economic sentiment. Yields on U.S. Treasuries rose through to the end of 2015, ahead of the rate hike implemented by the U.S. Federal Reserve Board (FRB) on 16 December 2015, its first since 2006, but the rise in yields on Japanese government debt securities was limited. Japanese interest rates then fell sharply after the Bank of Japan decided to introduce a negative interest rate policy on January 29, 2016. The yield on newly issued 10-year Japanese government debt securities fell to minus 0.08% at the end of March 2016.

On foreign exchange markets, the U.S. dollar remained essentially flat versus the yen, trading in a narrow range of ¥120-125 through to the end of December 2015, but from the beginning of 2016 the yen strengthened rapidly, to around ¥110 versus the U.S. dollar. At the end of March 2015 the U.S. dollar was trading in the ¥120-121 range versus the yen. The dollar/yen exchange rate was affected at the beginning of the fiscal year by expectations of the start of a rate hike cycle in the U.S., with the dollar strengthening to the ¥125-126 range in May after FRB Chair Janet Yellen hinted strongly at the possibility of a rate hike before the end of the year. However, dollar appreciation was then limited after Bank of Japan Governor Haruhiko Kuroda indicated in June that he did not expect the yen to weaken further and in August concerns about China triggered by the “renminbi shock” caused equity prices to fall around the world and the yen strengthened to trade around ¥120 versus the U.S. dollar. Market sentiment subsequently recovered after the FRB decided in September to postpone the beginning of a new rate hike cycle. The FRB then implemented its first rate hike in December as the dollar strengthened versus the yen once again to trade close to ¥123. The yen strengthened from the beginning of 2016 as another renminbi shock hit the financial markets. The Bank of Japan announced a negative interest rate policy in January 2016, but the view started to gain ground among financial market participants that monetary policy had reached the limits of its effectiveness and the yen strengthened further. In March the dollar weakened to trade at ¥110-111 versus the yen. Meanwhile, the euro strengthened versus the yen to ¥140-141 in June 2015 but then followed a downward trend and by March 2016 the euro had weakened versus the yen to trade in the ¥122-123 range. At the end of March 2015 the euro was trading at ¥130-131. From the beginning of fiscal year ended March 31, 2016, 10 year government bond issued by Germany and other European countries rose sharply and the euro strengthened against the yen, reaching the ¥140 level in June. However, the euro started to weaken after Greece’s sovereign debt problems flared up once again in July and partly also in reflection of the possibility of further monetary easing by the ECB. In August, the fall in inflation rates in the Eurozone became a problem as concerns about China led to a global decline in equity prices. The euro weakened rapidly versus the yen when in October the ECB announced plans for further monetary easing. However, the euro then rebounded sharply after expectations of additional monetary easing in December proved to be unfounded and the view that monetary policy had reached the limits of its effectiveness gained ground in the new year. Nevertheless, the yen also strengthened sharply over the same period, causing the euro to weaken versus the yen to trade in the ¥122-123 range in March.

Overseas

The global economy expanded as a whole, albeit at a moderate pace, in the fiscal year ended March 31, 2016, but the situation varied from region to region. While the strength of the U.S. economy led it to embark on a new rate hike cycle for the first time since 2004, Europe and Japan were being forced by weak inflation to expand quantitative easing (Europe) and introduce negative interest rates (Japan). In China, share prices fell sharply and concerns about an economic slowdown grew from June through August. The devaluation of the Chinese currency in both August 2015 and January 2016, in what became known as the two renminbi shocks, destabilized global markets and this remains a risk factor for economies and financial markets around the world. Despite the fall in demand resulting from the economic slowdown in China, crude oil producing countries maintained a high level of supply in order to counter the U.S. shale business. This resulted in a rapid fall in resource prices, led by crude oil prices, and as well as dealing a sharp blow to the economies of many resource-exporting countries it also symbolized the weakness of the global economy.

In the U.S., the FRB pushed back expectations of the timing of the first rate hike through 2015, before finally implementing a 0.25ppt hike in December of the same year. It then left the policy interest rate unchanged in January-March 2016 in response to the sharp increase in financial market volatility at the beginning of 2016. There were no particular developments in U.S. fiscal policy in 2015, as in 2014. Real GDP growth in the U.S. weakened in January-March 2015, partly owing to adverse weather conditions, but then improved in April-June and July-September and in 2015 as a whole real GDP growth was 2.4% year-on-year, the same as in 2014. Nevertheless, the continued strengthening of the U.S. dollar on forex markets and the rise in labor costs led to a slump in corporate earnings. Declines in profits at energy companies as a result of the further fall in crude oil prices also weighed on corporate earnings. The U.S. stock market trended roughly flat at close to its historical high through July 2015, but fell sharply in both August 2015 and January 2016 in response to concerns about a rate hike by the FRB and an economic slowdown in China. In both cases, the market returned to the level seen before its sharp decline within three months as the FRB retreated from its positive stance on raising interest rates. The Dow Jones Industrial Average fell from 17,776.12 at the end of March 2015 to 17,685.09 at the end of March 2016, a loss of 0.5%. The yield on 10-year U.S. Treasuries was around 1.92% at the end of March 2015 but fell to around 1.77% at the end of March 2016.

In Europe, Eurozone real GDP expanded 1.5% year-on-year in 2015, the highest rate of growth since the 1.6% recorded in 2011. The fall in crude oil prices boosted private-sector consumption via an increase in disposable income as the negative economic impact of fiscal deficit reduction measures in various countries in the region eased. Meanwhile, the ECB started to purchase government bonds under its quantitative easing program in March 2015 in an attempt to put an end to fears of deflation, but Eurozone inflation nevertheless fluctuated around 0% and the expected inflation rate followed a downward trend. The weakening of the renminbi, the rise in the value of the euro on forex markets in the wake of the easing of expectations of a U.S. rate hike, and the fall in crude oil prices depressed inflation and caused expected inflation rates to fall. The ECB was forced to lower the interest rate on its deposit facility, which represents its deposit rate, to minus 0.4% in March 2016. Partly because of expectations of further monetary easing by the ECB, in February 2016 the yield on German 10-year government bonds fell to the 0.1-0.2% range for the first time since April 2015 and the key German stock index (the “DAX”) fell 16.7% over the year through to the end of March 2016 owing partly to the strong euro.

In Asia, China’s real GDP grew 6.9% year-on-year in 2015 and 6.7% year-on-year in January-March 2016, in a slowdown from the 7.3% growth recorded in 2014. In order to put the brakes on the rapid correction in domestic demand, the Chinese government eased the restrictions on home loans several times from September 2014 onward and in August 2015 it implemented policies aimed at boosting lending for infrastructure projects. At the beginning of 2016 Chinese construction starts picked up sharply, raising the prospect of a stabilization of construction demand. As part of the central government’s restructuring program, it embarked on the restructuring of regional government debt in May 2015. Then in 2016 the government decided to start work in earnest on the disposal of nonperforming assets at state-owned corporations and the reduction of surplus production capacity. On the Chinese stock market, the Shanghai Stock Exchange Composite Index fell 19.9% over the year to the end of March 2016, partly in response to the tightening of restrictions on margin trading and deterioration in corporate earnings. The slowdown in demand in China also had an effect on other Asian countries. Moreover, there is now a greater need for Asian countries to take aggressive steps toward economic reform because they face structural problems such as aging populations and excessive expansion of debt. In India, the government aims to encourage the creation of domestic infrastructure via direct inward investment and lending based on bipartite (two-country) and multipartite (multinational) talks, while at the same time continuing to pursue fiscal consolidation, and Malaysia too intends to continue with its economic reform program and has plans for government expenditure on major development projects. Indonesia succeeded in dissolving its parliament following a Cabinet reshuffle in August 2015 and this led to an improvement in the domestic investment environment.

Executive Summary

During the fiscal year ended March 31, 2016, the global economy expanded as a whole, albeit at a moderate pace, but the situation varied from region to region. In the U.S., the real Gross Domestic Product (“GDP”) growth rate remained the same as previous year, despite the first interest rate hike since 2004, supported by the strong domestic economy. In Europe, in the midst of low inflation levels, the real GDP growth rate was the highest since 2011, as a result of expanded quantitative easing by the ECB. In Asia, emerging economies were affected by the economic slowdown in China and experienced a decline in demand.

In Japan, the economy weakened overall. Despite the rise in corporate capital expenditures as a result of an improvement in profit margins, consumer spending and exports weakened markedly. The Tokyo Stock Price Index (TOPIX) fell from 1,543.11 points at the end of March 2015 to 1,347.20 points at the end of March 2016. The Nikkei Stock Average fell from 19,206.99 at the end of March 2015 to 16,758.67 at the end of March 2016. The U.S. Dollar-Japanese Yen exchange rate started the fiscal year at approximately a ¥120 level and continued to be relative flat until the middle of the fiscal year. However, the Japanese Yen strengthened rapidly after the start of the year, to around a ¥110 level in March 2016. Yields on Japanese government debt securities rose at the beginning of the fiscal year ended March 2016, but subsequently followed a downward trend due to turmoil in emerging economies including China and the Bank of Japan’s announcement of a negative interest rate policy in January 2016. As a result by the end of March 2016, the yields on newly issued 10-year Japanese government debt securities fell to minus 0.08%.

From a regulatory perspective, in addition to the implementations of Basel III requirements relating to capital ratios, liquidity ratios, and leverage ratios, Nomura was identified as one of the domestic systemically important banks, and the requirement for additional capital is applicable in phases after March 2016. As part of the global tightening of the financial regulations, wide-ranging reforms will be further introduced. Nomura will continue to monitor these issues closely and take necessary measures in responding to any such changes.

While our environment is changing drastically, under the basic philosophy of “placing our clients at the heart of everything we do,” we made efforts to provide clients with high value-added products and services. We also took necessary initiatives such as cost reduction and risk mitigation under a severe market. Our Retail Division achieved a continued increase in recurring revenue, sourced mainly from sales of investment trusts and discretionary investment contracts, as we transform our Retail business model, while we saw slowdown in sales of stocks and investment trusts in the second half of the year. Asset Management reported an increase of assets under management, driven by solid inflows into Exchange Traded Funds (ETFs) and privately placed funds for regional financial institutions. Wholesale struggled in Fixed Income despite a solid performance in Equities and Investment Banking.

As a result of these efforts, we generated net revenue of ¥1,395.7 billion for the year ended March 31, 2016, a 13.0% decrease from the previous fiscal year. Non-interest expenses decreased by 2.1% to ¥1,230.5 billion, income before income taxes was ¥165.2 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥131.6 billion. Return on equity (“ROE”) was 4.9%. Diluted EPS(1) for the year ended March 31, 2016 was ¥35.52, a decrease from ¥60.03 for the year ended March 31, 2015.

We have decided to pay a dividend of ¥3 per share to shareholders of record as of March 31, 2016. As a result, the total annual dividend was ¥13 per share.

In our Retail Division, net revenue for the year ended March 31, 2016 decreased by 8.6% from the previous fiscal year to ¥435.6 billion. Non-interest expenses decreased by 2.1% to ¥308.0 billion. As a result, income before income taxes decreased by 21.1% to ¥127.6 billion. Under the basic philosophy of “placing our clients at the heart of everything we do,” we made progress on services and products through offering investment advice to best meet the diversified client needs. Although we saw slowdown in sales of stocks and investment trusts in the second half of the year due to market deterioration, we continued to provide consulting services. As a result, the discretionary investment assets under management grew steadily and the recurring revenue increased from the previous fiscal year. Total retail client assets under management remained high.

In our Asset Management Division, net revenue for the year ended March 31, 2016 increased by 3.3% from the previous fiscal year to ¥95.4 billion. Non-interest expenses decreased by 2.5% to ¥58.7 billion. As a result, income before income taxes increased by 14.2% to ¥36.7 billion. In the investment trust business, funds specialized for fund wrap service and privately placed investment trusts developed in response to regional

(1)	Diluted net income attributable to Nomura Holdings’ shareholders per share.

financial institutions’ demands contributed to the increase in assets under management. We also provided characteristic ETFs, which track the performance of leveraged index, in addition to traditional ETFs. In our investment advisory business, we saw continued cash inflow from large domestic public pensions despite outflow in overseas. As a result, assets under management increased from the end of the previous fiscal year as of March 31, 2016.

In our Wholesale Division, net revenue for the year ended March 31, 2016 decreased by 8.8% from the previous fiscal year to ¥720.3 billion. Global Markets recognized lower net revenue compared with the previous fiscal year due to challenging market conditions and low client activity. On the other hand, Investment banking recognized higher net revenue compared with the previous fiscal year, primarily due to enhanced cross-regional and cross-divisional collaboration, which resulted in a number of notable M&A transactions and multi-product deals across all regions. Non-interest expenses decreased by 0.4% to ¥704.9 billion, primarily due to decreases in compensation and benefits and commission and floor brokerage expenses partially offset by an increase of employee termination costs recognized in connection with the restructuring of our Wholesale Division operations within EMEA and the Americas. Income before income taxes decreased by 81.3% to ¥15.4 billion.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2014, 2015 and 2016.

	Millions of yen, except percentages
	Year ended March 31
	2014	2015	2016
Non-interest revenues:
Commissions	¥473,121	¥453,401	¥431,959
Fees from investment banking	91,301	95,083	118,333
Asset management and portfolio service fees	168,683	203,387	229,006
Net gain on trading	476,356	531,337	354,031
Gain on private equity investments	11,392	5,502	13,761
Gain (loss) on investments in equity securities	15,156	29,410	(20,504)
Other	179,485	175,702	156,460

Total Non-interest revenues	1,415,494	1,493,822	1,283,046
Net interest revenue	141,576	110,354	112,635

Net revenue	1,557,070	1,604,176	1,395,681
Non-interest expenses	1,195,456	1,257,417	1,230,523

Income before income taxes	361,614	346,759	165,158
Income tax expense	145,165	120,780	22,596

Net income	¥216,449	¥225,979	¥142,562
Less: Net income attributable to noncontrolling interests	2,858	1,194	11,012

Net income attributable to NHI shareholders	¥213,591	¥224,785	¥131,550

Return on equity	8.9%	8.6%	4.9%

Net revenue decreased by 13% from ¥1,604,176 million for the year ended March 31, 2015 to ¥1,395,681 million for the year ended March 31, 2016. The decrease is primarily due to slower performance in our Fixed Income business as a result of the challenging trading environment and the impact of settlement of legal proceedings with Banca Monte dei Paschi di Siena SpA (“MPS”). Commissions decreased by 5% from ¥453,401 million for the year ended March 31, 2015 to ¥431,959 million for the year ended March 31, 2016 primarily due to a decrease in commissions received from the distribution of investment trusts in Japan. Fees from investment banking increased by 24% from ¥95,083 million for the year ended March 31, 2015 to ¥118,333 million for the year ended March 31, 2016 primarily due to revenue from M&A, ECM and our solution businesses associated with fund raising. Asset management and portfolio service fees increased by 13% from ¥203,387 million for the year ended March 31, 2015 to ¥229,006 million for the year ended March 31, 2016 primarily due to an increase in assets under management driven by positive net inflows into ETFs and investment trusts for discretionary investments. Net gain on trading decreased by 33% from ¥531,337 million for the year ended March 31, 2015 to ¥354,031 million for the year ended March 31, 2016, primarily driven by slower performance in our Fixed Income business and the impact of settlement of legal proceedings with MPS. Net gain on trading also included total gains of ¥28.3 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net gain was primarily due to the widening of Nomura’s credit spreads during the period. Gain on private equity investments increased by 150% from ¥5,502 million for the year ended March 31, 2015 to ¥13,761 million for the year ended March 31, 2016. Other decreased by 11% from ¥175,702 million for the year ended March 31, 2015 to ¥156,460 million for the year ended March 31, 2016, primarily due to unrealized losses from our investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) and a decrease in net income from other affiliated companies.

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

Net interest revenue was ¥141,576 million for the year ended March 31, 2014, ¥110,354 million for the year ended March 31, 2015 and ¥112,635 million for the year ended March 31, 2016. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2016, interest revenue increased by 1%, primarily due to an increase in dividend income and interest income on reverse repurchase agreements and interest expense was largely unchanged with the year ended March 31, 2015. As a result, Net interest revenue for the year ended March 31, 2016 increased by

¥2,281 million from the year ended March 31, 2015. For the year ended March 31, 2015, interest revenue increased by 5%, primarily due to an increase in dividend income and interest income on reverse repurchase agreements and interest expense increased by 19%, primarily due to an increase in interest expense on securities borrowed. As a result, Net interest revenue for the year ended March 31, 2015 decreased by ¥31,222 million from the year ended March 31, 2014.

Gain (loss) on investments in equity securities was ¥15,156 million for the year ended March 31, 2014, ¥29,410 million for the year ended March 31, 2015 and ¥(20,504) million for the year ended March 31, 2016. This includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses for the year ended March 31, 2016 decreased by 2% from ¥1,257,417 million for the year ended March 31, 2015 to ¥1,230,523 million primarily due to a decrease in compensation and benefits and commissions and floor brokerage expenses which were partially offset by employee termination costs recognized in connection with the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

Non-interest expenses for the year ended March 31, 2015 increased by 5% from ¥1,195,456 million for the year ended March 31, 2014 to ¥1,257,417 million primarily due to an increase in fees paid by our Asset Management Division as a result of an increase in assets under management, increases in other various expenses as a result of the new Asian subsidiary acquired during the year ended March 31, 2015, and the impact of exchange rate fluctuations, especially depreciation of the Japanese Yen, on expenses incurred by our overseas businesses.

Income before income taxes was ¥361,614 million for the year ended March 31, 2014, ¥346,759 million for the year ended March 31, 2015 and ¥165,158 million for the year ended March 31, 2016.

We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Nomura’s domestic effective statutory tax rate was approximately 38% for the fiscal year ended March 31, 2014, approximately 36% for the fiscal year ended March 31, 2015 and approximately 33% for the fiscal year ended March 31, 2016. Furthermore, as a result of revision to domestic tax laws on March 31, 2016, Nomura’s effective statutory tax rate will decrease from approximately 32% to 31% for fiscal years beginning on or after April 1, 2016. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2016 was ¥22,596 million, representing an effective tax rate of 13.7%. The significant factors causing the difference between the effective tax rate of 13.7% and the effective statutory tax rate of 33% were changes in deferred tax valuation allowance which increased the effective tax rate by 36.1% but partially offset by Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates which decreased the effective tax rate by 54.8%.

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

Net income attributable to NHI shareholders was ¥213,591 million for the year ended March 31, 2014, ¥224,785 million for the year ended March 31, 2015 and ¥131,550 million for the year ended March 31, 2016, respectively. Our return on equity for the year ended March 31, 2014, 2015 and 2016 was 8.9%, 8.6% and 4.9%, respectively.

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

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2014	2015	2016
Non-interest revenues	¥505,911	¥471,565	¥429,948
Net interest revenue	6,005	4,940	5,686

Net revenue	511,916	476,505	435,634
Non-interest expenses	319,915	314,675	308,003

Income before income taxes	¥192,001	¥161,830	¥127,631

Net revenue decreased by 9% from ¥476,505 million for the year ended March 31, 2015 to ¥435,634 million for the year ended March 31, 2016, primarily due to the market turmoil from August 2015 which led to a slowdown in sales of stocks and investment trusts.

Net revenue decreased by 7% from ¥511,916 million for the year ended March 31, 2014 to ¥476,505 million for the year ended March 31, 2015, primarily due to decreasing commissions from the distribution of investment trusts and brokerage services.

Non-interest expenses decreased by 2% from ¥314,675 million for the year ended March 31, 2015 to ¥308,003 million for the year ended March 31, 2016, primarily due to decreases in compensation and benefits and information technology-related expenses.

Non-interest expenses decreased by 2% from ¥319,915 million for the year ended March 31, 2014 to ¥314,675 million for the year ended March 31, 2015, primarily due to decreases in compensation and benefits, expenditures incurred in implementing the Nippon (Japan) Individual Savings Account (“NISA”) and also a decrease in information technology-related expenses

Income before income taxes was ¥192,001 million for the year ended March 31, 2014, ¥161,830 million for the year ended March 31, 2015, and ¥127,631 million for the year ended March 31, 2016.

The following table shows the breakdown of Retail non-interest revenues for the year ended March 31, 2015 and 2016.

	Millions of yen
	Year ended March 31
	2015	2016
Commissions	¥258,859	¥220,266
Brokerage commissions	81,773	78,870
Commissions for distribution of investment trusts	134,896	93,597
Other commissions	42,190	47,799
Net gain on trading	106,384	86,360
Fees from investment banking	32,458	35,894
Asset management fees	71,884	85,328
Others	1,980	2,100

Non-interest revenues	¥471,565	¥429,948

As shown above, Commissions decreased by 15% from ¥258,859 million for the year ended March 31, 2015 to ¥220,266 million for the year ended March 31, 2016, primarily due to a slowdown in sales of stocks and investment trusts. Net gain on trading decreased by 19% from ¥106,384 million for the year ended March 31, 2015 to ¥86,360 million for the year ended March 31, 2016 due to a slowdown in sales of foreign equities and foreign bonds. Fees from investment banking increased by 11% from ¥32,458 million for the year ended March 31, 2015 to ¥35,894 million for the year ended March 31, 2016, primarily due to large capital market transactions. Asset management fees increased by 19% from ¥71,884 million for the year ended March 31, 2015 to ¥85,328 million for the year ended March 31, 2016, primarily due to an uptick of client assets. Others increased by 6% from ¥1,980 million for the year ended March 31, 2015 to ¥2,100 million for the year ended March 31, 2016.

Retail Client Assets

The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2015 and 2016. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2015
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥53.2	¥13.7	¥(14.2)	¥14.5	¥67.2
Bonds	19.1	64.7	(63.8)	(1.5)	18.5
Stock investment trusts	9.1	5.9	(5.2)	0.5	10.3
Bond investment trusts	5.9	1.5	(0.1)	0.0	7.3
Overseas mutual funds	1.7	0.2	(0.2)	0.1	1.8
Others	2.7	1.9	(0.7)	0.5	4.4

Total	¥91.7	¥87.9	¥(84.2)	¥14.1	¥109.5

	Trillions of yen
	Year ended March 31, 2016
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥67.2	¥14.5	¥(14.1)	¥(7.4)	¥60.2
Bonds	18.5	67.4	(67.8)	(0.8)	17.3
Stock investment trusts	10.3	4.1	(3.7)	(2.1)	8.6
Bond investment trusts	7.3	0.8	(0.9)	0.1	7.3
Overseas mutual funds	1.8	0.1	(0.4)	(0.1)	1.4
Others	4.4	2.0	(0.7)	0.1	5.8

Total	¥109.5	¥88.9	¥(87.6)	¥(10.2)	¥100.6

Retail client assets decreased by ¥8.9 trillion from ¥109.5 trillion as of March 31, 2015 to ¥100.6 trillion as of March 31, 2016. The balances of our clients’ equity and equity-related products decreased by ¥7.0 trillion from ¥67.2 trillion as of March 31, 2015 to ¥60.2 trillion as of March 31, 2016, mainly due to the deterioration in Japanese equity markets. The balances of our clients’ investment trusts decreased by ¥2.1 trillion from ¥19.4 trillion as of March 31, 2015 to ¥17.3 trillion as of March 31, 2016, mainly due to the deterioration in Japanese equity market.

Retail client assets increased by ¥17.8 trillion from ¥91.7 trillion as of March 31, 2014 to ¥109.5 trillion as of March 31, 2015. The balances of our clients’ equity and equity-related products increased by ¥14.0 trillion from ¥53.2 trillion as of March 31, 2014 to ¥67.2 trillion as of March 31, 2015, mainly due to Japanese equity market rallies. The balances of our clients’ investment trusts increased by ¥2.7 trillion from ¥16.7 trillion as of March 31, 2014 to ¥19.4 trillion as of March 31, 2015, reflecting net cash inflows from clients..

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

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2014	2015	2016
Non-interest revenues	¥77,354	¥88,802	¥91,014
Net interest revenue	3,126	3,552	4,395

Net revenue	80,480	92,354	95,409
Non-interest expenses	53,373	60,256	58,743

Income before income taxes	¥27,107	¥32,098	¥36,666

Net revenue increased by 3% from ¥92,354 million for the year ended March 31, 2015 to ¥95,409 million for the year ended March 31, 2016, primarily due to inflows into our investment trust business and investment advisory business..

Net revenue increased by 15% from ¥80,480 million for the year ended March 31, 2014 to ¥92,354 million for the year ended March 31, 2015, primarily due to inflows into our investment trust business and investment advisory business, and the contribution from our new subsidiary in Taiwan.

Non-interest expenses decreased by 3% from ¥60,256 million for the year ended March 31, 2015 to ¥58,743 million for the year ended March 31, 2016. Large one-off expense was booked in the year ended March 31, 2015 and not repeated.

Non-interest expenses increased by 13% from ¥53,373 million for the year ended March 31, 2014 to ¥60,256 million for the year ended March 31, 2015, primarily due to expenses incurred by our new subsidiary in Taiwan.

Income before income taxes was ¥27,107 million for the year ended March 31, 2014, ¥32,098 million for the year ended March 31, 2015 and ¥36,666 million for the year ended March 31, 2016.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of March 31, 2015 and 2016.

	Billions of yen
	Year ended March 31, 2015
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥33,843	¥35,977	¥(33,801)	¥6,610	¥42,629
Nomura Funds Research and Technologies Co., Ltd.	2,553	1,018	(909)	359	3,021
Nomura Corporate Research and Asset Management Inc.	1,629	518	(634)	172	1,685
Nomura Private Equity Capital Co., Ltd.	164	14	(2)	2	178

Combined total	38,189	37,527	(35,346)	7,143	47,513
Shared across group companies	(7,362)	(3,361)	3,744	(1,225)	(8,204)

Total	¥30,827	¥34,166	¥(31,602)	¥5,918	¥39,309

	Billions of yen
	Year ended March 31, 2016
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd(1).	¥43,261	¥37,357	¥(34,435)	¥(2,715)	¥43,468
Nomura Funds Research and Technologies Co., Ltd.	3,021	854	(991)	192	3,076
Nomura Corporate Research and Asset Management Inc.	1,685	762	(681)	(157)	1,609
Nomura Private Equity Capital Co., Ltd.	178	1	(3)	(176)	—

Combined total	48,145	38,974	(36,110)	(2,856)	48,153
Shared across group companies	(8,836)	(2,494)	3,485	(228)	(8,073)

Total	¥39,309	¥36,480	¥(32,625)	¥(3,084)	¥40,080

(1)	During the year ended March 31, 2016, Nomura Asset Management Co., Ltd. revised the scope of products to be included in determining the balance of assets under management. The opening balance of assets under management as of April 1, 2015 and subsequent movements during the year have been prepared on this revised basis. Movements for the prior year ended March 31, 2015 have not been restated.

Assets under management were ¥40.1 trillion as of March 31, 2016, a ¥9.3 trillion increase from March 31, 2014 (increased due to positive net inflows of ¥6.4 trillion and market appreciation of ¥2.9 trillion) and a ¥0.8 trillion increase from March 31, 2015 (increased due to positive net inflows of ¥3.9 trillion and partially offset by market depreciation of ¥3.1 trillion). In our investment trust business, there was a net inflow into funds representing a wide range of investment assets including ETFs, products for discretionary investments and privately placed funds. In our investment advisory business, there was an increase in mandates from domestic clients.

The following table presents NAM’s share, in terms of net asset value, of the Japanese asset management market as of March 31, 2014, 2015 and 2016.

	March 31
	2014	2015	2016
Total of publicly offered investment trusts	23%	24%	25%
Stock investment trusts	19%	20%	21%
Bond investment trusts	42%	43%	46%

The investment trust assets included in assets under management by NAM were ¥26.2 trillion as of March 31, 2016, similar to that of previous year ended March 31, 2015. The positive net inflows of ¥2.9 trillion were offset by market depreciation of ¥2.9 trillion. The balances of investment trusts, such as the Japan Enterprise Value Improvement Fund, Nomura Templeton Total Return and Nomura Fund Wrap International Bond Course increased.

The investment trust assets included in assets under management by NAM were ¥26.2 trillion as of March 31, 2015, increased by ¥5.9 trillion or 29%, from the year ended March 31, 2014. The increase was mainly due to positive net inflows of ¥3.5 trillion and market appreciation of ¥2.4 trillion.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2014	2015	2016
Non-interest revenues	¥637,987	¥626,228	¥571,322
Net interest revenue	127,110	163,639	148,955

Net revenue	765,097	789,867	720,277
Non-interest expenses	653,299	707,671	704,872

Income before income taxes	¥111,798	¥82,196	¥15,405

Net revenue decreased by 9% from ¥789,867 million for the year ended March 31, 2015 to ¥720,277 million for the year ended March 31, 2016. Our Equities business and Investment Banking recognized higher revenues year on year, while our Fixed Income business had a challenging year in spread products, such as in our Credit and Securitized Products businesses.

Net revenue increased by 3% from ¥765,097 million for the year ended March 31, 2014 to ¥789,867 million for the year ended March 31, 2015, primarily in our overseas businesses due to depreciation of the Japanese Yen, an increase in revenue from our overseas Equity businesses as a result of a strong market environment and the strong performance of our Investment Banking business primarily due to an increase of transactions in our overseas businesses.

Non-interest expenses decreased by 0.4% from ¥707,671 million for the year ended March 31, 2015 to ¥704,872 million for the year ended March 31, 2016, primarily due to decreases in compensation and benefits and commissions and floor brokerage costs partially offset by an increase of expenses in employee termination costs recognized in connection with the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

Non-interest expenses increased by 8% from ¥653,299 million for the year ended March 31, 2014 to ¥707,671 million for the year ended March 31, 2015, primarily in our overseas businesses as a result of depreciation of the Japanese Yen.

Income before income taxes was ¥111,798 million for the year ended March 31, 2014, ¥82,196 million for the year ended March 31, 2015 and ¥15,405 million for the year ended March 31, 2016.

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

The following table shows financial data for Global Markets. These figures are non-GAAP financial measures prepared on a management accounting basis that we believe are a useful supplement to financial information of our Wholesale segment. We disclose these measures to show the performance of Global Markets as an individual business line, which we believe can help enhance the understanding of underlying trends in Global Markets. For a reconciliation of the financial data for Global Markets to the operating results of our Wholesale segment, see “Reconciliation for Global Markets and Investment Banking Financial Data” below.

	Millions of yen
	Year ended March 31
	2014	2015	2016
Net revenue	¥649,706	¥683,399	¥600,300
Non-interest expenses	540,386	585,850	580,253

Income before income taxes	¥109,320	¥97,549	¥20,047

Net revenue decreased by 12% from ¥683,399 million for the year ended March 31, 2015 to ¥600,300 million for the year ended March 31, 2016. In our Fixed Income business, Net revenue decreased from ¥396,944 million for the year ended March 31, 2015 to ¥275,162 million for the year ended March 31, 2016. The trading environment was impacted by rapid spread-widening, plunging liquidity and market disruption following the introduction of negative rates policy in Japan in January 2016. Revenues decreased mainly due to the under-performance in spread products and a slowdown in our Rates business, particularly in Japan. In our Equities business, Net revenue increased from ¥286,455 million for the year ended March 31, 2015 to ¥325,138 million for the year ended March 31, 2016 due to a strong performance in Japan amid heightened volatility and in the Americas because of gains recognized in connection with the partial disposal of our investment in Chi-X.

Net revenue increased by 5% from ¥649,706 million for the year ended March 31, 2014 to ¥683,399 million for the year ended March 31, 2015. In Fixed Income, Net revenue increased from ¥385,418 million for the year ended March 31, 2014 to ¥396,944 million for the year ended March 31, 2015. Despite the decrease in revenue from our Rates business due to the difficult market environment, depreciation of the Japanese Yen enabled overseas operations to report higher revenues in Japanese Yen terms which resulted in an increase in overall revenue. In our Equities business, Net revenue increased from ¥264,288 million for the year ended March 31, 2014 to ¥286,455 million for the year ended March 31, 2015. Our Japanese Equities business continued to be strong, and the revenue from overseas increased mainly due to favorable market environments.

In accordance with the realignments of our Global Markets business during the years ended March 31, 2014 and 2016, comprehensive amounts for the Fixed Income and Equities for the years ended March 31, 2014 and 2015 have been reclassified.

Non-interest expenses decreased by 1% from ¥585,850 million for the year ended March 31, 2015 to ¥580,253 million for the year ended March 31, 2016, primarily due to decreases in personnel expenses, partially offset by an increase of expenses in our overseas businesses as a result of depreciation of the Japanese Yen.

Non-interest expenses increased by 8% from ¥540,386 million for the year ended March 31, 2014 to ¥585,850 million for the year ended March 31, 2015, primarily due to the depreciation of the Japanese Yen and an increase in our overseas headcount.

Income before income taxes was ¥109,320 million for the year ended March 31, 2014, ¥97,549 million for the year ended March 31, 2015 and ¥20,047 million for the year ended March 31, 2016.

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

The following table shows financial data for Investment Banking. These figures are non-GAAP financial measures prepared on a management accounting basis that we believe are a useful supplement to financial information of our Wholesale segment. We disclose these measures to show the performance of Investment Banking as an individual business line, which we believe can help enhance the understanding of underlying trends in Investment Banking. For a reconciliation of the financial data for Investment Banking to the operating results of our Wholesale segment, see “Reconciliation for Global Markets and Investment Banking Financial Data” below.

	Millions of yen
	Year ended March 31
	2014	2015	2016
Investment Banking (gross) revenue(1)	¥184,288	¥193,849	¥194,156
Allocation to other divisions(2)	(86,888)	(89,149)	(85,725)

Investment Banking (net) revenue	97,400	104,700	108,431
Other revenue	17,991	1,768	11,546

Net revenue	115,391	106,468	119,977
Non-interest expenses	112,913	121,821	124,619

Income (loss) before income taxes	¥2,478	¥(15,353)	¥(4,642)

(1)	Investment Banking (gross) revenue represents gross revenue generated by investment banking transactions in Investment Banking, including revenue attributable to other business lines that we allocate to Global Markets and our other business segments.
(2)	Where transactions in Investment Banking involve business lines other than Investment Banking, we allocate a portion of Investment Banking (gross) revenue to such other business lines and record it as net revenue of Global Markets or our other business segments, as applicable.

Net revenue increased by 13% from ¥106,468 million for the year ended March 31, 2015 to ¥119,977 million for the year ended March 31, 2016. Investment banking (net) revenue increased from ¥104,700 million for the year ended March 31, 2015 to ¥108,431 million for the year ended March 31, 2016, due to large transactions of our M&A and Equity Capital Markets businesses. Other revenue increased from ¥1,768 million for the year ended March 31, 2015 to ¥11,546 million for the year ended March 31, 2016, mainly due to the realized gain from the sale of our investment in Mitsui Life Insurance in November 2015.

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

Non-interest expenses increased by 2% from ¥121,821 million for the year ended March 31, 2015 to ¥124,619 million for the year ended March 31, 2016, primarily due to increased expenses incurred by our overseas businesses due to the depreciation of the Japanese Yen.

Non-interest expenses increased by 8% from ¥112,913 million for the year ended March 31, 2014 to ¥121,821 million for the year ended March 31, 2015, primarily due to increased expenses incurred by our overseas businesses due to the depreciation of the Japanese Yen.

Income before income taxes was ¥2,478 million for the year ended March 31, 2014, Loss before income taxes was ¥15,353 million for the year ended March 31, 2015 and ¥4,642 million for the year ended March 31, 2016.

Reconciliation for Global Markets and Investment Banking Financial Data

The following table presents a reconciliation of the Global Markets and Investment Banking financial data presented above, which are non-GAAP financial measures, to net revenue, non-interest expenses and income (loss) before income taxes for our Wholesale segment.

	Millions of yen
	Year ended March 31
	2014	2015	2016
Wholesale net revenue:
Global Markets net revenue	¥649,706	¥683,399	¥600,300
Investment Banking net revenue:
Investment Banking (gross) revenue(1)	184,288	193,849	194,156
Allocation to other divisions(2)	(86,888)	(89,149)	(85,725)

Investment Banking (net) revenue	97,400	104,700	108,431
Other revenue	17,991	1,768	11,546

Total Investment Banking net revenue	115,391	106,468	119,977

Total Wholesale net revenue	¥765,097	789,867	720,277

Wholesale non-interest expenses:
Global Markets non-interest expenses	¥540,386	585,850	580,253
Investment Banking non-interest expenses	112,913	121,821	124,619

Total Wholesale non-interest expenses	¥653,299	707,671	704,872

Wholesale income (loss) before income taxes:
Global Markets income before income taxes	¥109,320	97,549	20,047
Investment Banking income (loss) before income taxes	2,478	(15,353)	(4,642)

Total Wholesale income before income taxes	¥111,798	¥82,196	¥15,405

(1)	Investment Banking (gross) revenue represents gross revenue generated by investment banking transactions in Investment Banking, including revenue attributable to other business lines that we allocate to Global Markets and our other business segments.
(2)	Where transactions in Investment Banking involve business lines other than Investment Banking, we allocate a portion of Investment Banking (gross) revenue to such other business lines and record it as net revenue of Global Markets or our other business segments, as applicable.

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

Income before income taxes in Other operating results was ¥19,980 million for the year ended March 31, 2014, ¥45,950 million for the year ended March 31, 2015 and ¥6,147 million for the year ended March 31, 2016.

Other operating results for the year ended March 31, 2016 include gains from changes in the fair value of certain financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥23.1 billion, the positive impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥4.4 billion and losses from changes in counterparty credit spreads of ¥12.3 billion.

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

In accordance with Accounting Standard Codification (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of valuation inputs used to measure fair value.

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

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis were 2% as of March 31, 2016 as listed below:

	Billions of yen, except percentage
	March 31, 2016
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥8,797	¥8,774	¥349	¥—	¥17,920	2%
Derivative assets	18	37,452	227	(36,325)	1,372
Derivative liabilities	22	37,271	213	(36,456)	1,050

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

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are determined based on quoted market prices or valuation models. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2015
	Assets	Liabilities
Listed derivatives	¥142	¥377
OTC derivatives	1,444	932

	¥1,586	¥1,309

	Billions of yen
	March 31, 2016
	Assets	Liabilities
Listed derivatives	¥89	¥123
OTC derivatives	1,283	927

	¥1,372	¥1,050

The following table presents the fair value of OTC derivative assets and liabilities as of March 31, 2016 by remaining contractual maturity.

	Billions of yen
	March 31, 2016
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥1,738	¥1,927	¥1,748	¥1,461	¥5,496	¥(11,087)	¥1,283
OTC derivative liabilities	1,637	1,542	1,100	748	2,422	(6,522)	927

(1)	Represents the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

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

For the year ended March 31, 2016, Nomura did not recognize any impairment loss on goodwill.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2016.

	Millions of yen
	March 31, 2016
	Funded	Unfunded	Total
Europe	¥29,645	¥87,441	¥117,086
Americas	31,478	114,438	145,916

Total	¥61,123	¥201,879	¥263,002

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

Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2016.

Millions of yen
March 31, 2016
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥16,862
Investments in subsidiaries and affiliates	112,030
Valuation of financial instruments	60,776
Accrued pension and severance costs	16,190
Other accrued expenses and provisions	96,202
Operating losses	435,122
Other	5,644

Gross deferred tax assets	742,826
Less—Valuation allowance	(543,489)

Total deferred tax assets	199,337

Deferred tax liabilities
Investments in subsidiaries and affiliates	121,874
Valuation of financial instruments	49,873
Undistributed earnings of foreign subsidiaries	711
Valuation of fixed assets	19,165
Other	6,822

Total deferred tax liabilities	198,445

Net deferred tax assets (liabilities)	¥892

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

B. Liquidity and Capital Resources.

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and one month periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio issued by the FSA.

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

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2016, our liquidity portfolio was ¥5,947.1 billion which generated a liquidity surplus taking into account stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2015 and 2016 and averages maintained for the years ended March 31, 2015 and 2016. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2015	March 31, 2015	Average for year ended March 31, 2016	March 31, 2016
Cash, cash equivalents and time deposits(1)	¥1,726.2	¥1,292.3	¥1,873.0	¥2,050.5
Government debt securities	4,678.3	4,470.4	3,821.8	3,617.9
Others(2)	248.9	301.3	230.0	278.7

Total liquidity portfolio	¥6,653.4	¥6,064.0	¥5,924.8	¥5,947.1

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2015 and 2016 and averages maintained for the years ended March 31, 2015 and 2016. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2015	March 31, 2015	Average for year ended March 31, 2016	March 31, 2016
Japanese Yen	¥2,267.7	¥1,753.4	¥1,859.5	¥2,464.5
U.S. Dollar	2,580.6	2,736.5	2,839.8	2,698.3
Euro	1,175.0	1,017.9	772.7	369.7
British Pound	514.6	404.8	319.9	248.2
Others(1)	115.5	151.4	132.9	166.4

Total liquidity portfolio	¥6,653.4	¥6,064.0	¥5,924.8	¥5,947.1

(1)	Includes other currencies such as the Canadian Dollar, the Australian Dollar and the Swiss Franc.

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

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2015 and 2016.

	Billions of yen
	March 31, 2015	March 31, 2016
NHI and NSC(1)	¥1,637.1	¥1,522.5
Major broker-dealer subsidiaries	3,036.9	2,958.5
Bank subsidiaries(2)	1,050.3	1,037.1
Other affiliates	339.7	429.0

Total liquidity portfolio	¥6,064.0	¥5,947.1

(1)	NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.
(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2.    Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥2,002.7 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2016 was ¥7,949.8 billion, which represented 240.6% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2015	March 31, 2016
Net liquidity value of other unencumbered assets	¥1,821.2	¥2,002.7
Liquidity portfolio	6,064.0	5,947.1

Total	¥7,885.2	¥7,949.8

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

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 39.2% of total long-term debt outstanding as of March 31, 2016 from 38.1% as of March 31, 2015.

3.1    Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2015 and 2016.

	Billions of yen
	March 31, 2015	March 31, 2016
Short-term bank borrowings	¥267.3	¥184.9
Other loans	23.9	127.1
Commercial paper	252.9	177.9
Deposits at banking entities	813.6	2,021.2
Certificates of deposit	260.9	32.0
Debt securities maturing within one year	938.4	760.7

Total short-term unsecured debt	¥2,557.0	¥3,303.8

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

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2015 and 2016.

	Billions of yen
	March 31, 2015	March 31, 2016
Long-term deposits at banking entities	¥145.9	¥169.8
Long-term bank borrowings	2,623.0	2,732.5
Other loans	196.4	143.9
Debt securities(1)	3,544.1	3,547.4

Total long-term unsecured debt	¥6,509.4	¥6,593.6

(1)	Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing”.

During the year ended March 31, 2016, we issued ¥55 billion of domestic senior notes bonds and ¥165 billion of unsecured perpetual subordinated bonds with write-down clause.

3.3    Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.0 years as of March 31, 2016. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called.

On this basis, the average maturity of structured loan and structured notes with maturities longer than one year was 6.9 years as of March 31, 2016. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 5.0 years as of March 31, 2016. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

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

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

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

As of March 31, 2016, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash and collateral outflows in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

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

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision”. To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

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

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s month-end LCRs for the three months ended March 31, 2016 was 175.8%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the international agreement was issued by the Basel Committee in October 2014, and the ratio is planned to be implemented as minimum standards in Japan in 2018.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 2015, we recorded net cash outflows from operating activities and net cash inflows from investing activities. For the year ended March 2016, we recorded net cash inflows from operating activities and net cash outflows from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2015 and 2016.

	Billions of yen
	Year Ended March 31
	2015	2016
Net cash provided by (used in) operating activities	¥(77.0)	¥1,238.4
Net income	226.0	142.6
Trading assets and private equity investments	2,917.9	248.5
Trading liabilities	(1,731.1)	(2,280.0)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,251.3)	1,605.7
Securities borrowed, net of securities loaned	(221.3)	1,762.2
Other, net	(17.2)	(240.6)
Net cash provided by (used in) investing activities	12.3	(23.7)
Net cash provided by (used in) financing activities	(178.2)	986.4
Long-term borrowings, net	(193.8)	95.9
Increase in deposits received at banks, net	140.6	1,010.1
Other, net	(124.9)	(119.6)
Effect of exchange rate changes on cash and cash equivalents	68.5	(40.2)

Net increase (decrease) in cash and cash equivalents	(174.4)	2,160.9
Cash and cash equivalents at beginning of the year	1,489.8	1,315.4

Cash and cash equivalents at end of the year	¥1,315.4	¥3,476.3

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2016, our cash and cash equivalents increased by ¥2,160.9 billion to ¥3,476.3 billion. Net cash of ¥986.4 billion was provided by financing activities due to net cash inflows of ¥1,010.1 billion from Deposits received at banks. As part of trading activities, while there were net cash outflows of ¥2,031.5 billion from cash inflows due to a decrease in Trading assets and Private equity investments in combination with cash outflows due to a decrease in Trading liabilities, they were offset by ¥3,367.8 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥1,238.4 billion was provided by operating activities.

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

Balance Sheet and Financial Leverage

Total assets as of March 31, 2016, were ¥41,090.2 billion, a decrease of ¥693.1 billion compared with ¥41,783.2 billion as of March 31, 2015, reflecting primarily due to a decrease in Securities borrowed. Total liabilities as of March 31, 2016, were ¥38,347.2 billion, a decrease of ¥691.1 billion compared with ¥39,038.3 billion as of March 31, 2015, reflecting primarily due to a decrease in Trading liabilities. NHI shareholders’ equity as of March 31, 2016, was ¥2,700.2 billion, a decrease of ¥7.5 billion compared with ¥2,707.8 billion as of March 31, 2015, primarily due to a decrease in Accumulated other comprehensive income (loss).

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

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2015 and 2016.

	Billions of yen, except ratios
	March 31
	2015	2016
NHI shareholders’ equity	¥2,707.8	¥2,700.2
Total assets	41,783.2	41,090.2
Adjusted assets(1)	25,063.7	26,012.5
Leverage ratio(2)	15.4 x	15.2 x
Adjusted leverage ratio(3)	9.3 x	9.6 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2015	2016
Total assets	¥41,783.2	¥41,090.2
Less:
Securities purchased under agreements to resell	8,481.5	9,205.2
Securities borrowed	8,238.0	5,872.5

Adjusted assets	¥25,063.7	¥26,012.5

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets decreased by 1.7% reflecting primarily a decrease in Securities borrowed. Total NHI shareholders’ equity decreased by 0.3% reflecting primarily a decrease in Accumulated other comprehensive income (loss). As a result, our leverage ratio went down from 15.4 times as of March 31, 2015 to 15.2 times as of March 31, 2016.

Adjusted assets increased primarily due to an increase in Cash and cash equivalents. As a result, our adjusted leverage ratio was 9.3 times as of March 31, 2015 and 9.6 times as of March 31, 2016.

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

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥10 per share to shareholders of record as of September 30, 2015 and have decided to pay a dividend of ¥3 per share to shareholders of record as of March 31, 2016. As a result, the total annual dividend will be ¥13 per share.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2011	¥—	¥4.00	¥—	¥4.00	¥8.00
2012	—	4.00	—	2.00	6.00
2013	—	2.00	—	6.00	8.00
2014	—	8.00	—	9.00	17.00
2015	—	6.00	—	13.00	19.00
2016	—	10.00	—	3.00	13.00

Consolidated Regulatory Capital Requirements

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2016, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 15.4%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 16.1% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 18.1% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2016 is 5.25% for the common equity Tier 1 capital ratio, 6.75% for the Tier 1 capital ratio and 8.75% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2015 and March 31, 2016.

	Billions of yen, except ratios
	March 31
	2015	2016
Common equity Tier 1 capital	¥2,459.2	¥2,469.4
Tier 1 capital	2,459.2	2,577.5
Total capital	2,820.4	2,900.6
Risk-Weighted Assets
Credit risk-weighted assets	9,112.6	7,872.0
Market risk equivalent assets	7,113.0	5,307.4
Operational risk equivalent assets	2,703.5	2,791.2

Total risk-weighted assets	¥18,929.2	¥15,970.5

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	12.9%	15.4%
Tier 1 capital ratio	12.9%	16.1%
Consolidated capital adequacy ratio	14.8%	18.1%

Common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital are calculated by deducting regulatory adjustment item from basic capital item for each capital class, respectively. Each capital item and regulatory adjustment is defined in the Capital Adequacy Notice on Final Designated Parent Company and these new definitions of capital came into effect with transitional measures.

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

Consolidated Leverage Ratio Requirements

In March 2015, the FSA set out requirements for the calculation and disclosure of a consolidated leverage ratio through amendments revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar3 Disclosure”) and the publication of “Consolidated Leverage Ratio prescribed by

Commissioner of Financial Services Agency in accordance with Article 3, paragraph 1 of Pillar3 Notice” (2015 FSA Regulatory Notice No. 11; “Notice on Consolidated Leverage Ratio”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notice on Pillar3 Disclosure and Notice on Consolidated Leverage Ratio. Management receives and reviews this consolidated leverage ratio on a regular basis. As of March 31 2016, our consolidated leverage ratio was 4.28%.

Regulatory changes which affect us

The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. These standards were implemented from 2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, Basel III: The Net Stable Funding Ratio and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The group of G-SIBs have been updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIBs. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In December 2015, the FSA identified us as a D-SIB and required additional capital charge of 0.5% after March 2016, with 3-year transitional arrangement.

It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

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

As of May 31, 2016, the credit ratings of the Company and NSC were as follows.

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

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s, Moody’s Investors Service, and Fitch Ratings for unsecured funding and other financing purposes and also for our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of eleven categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

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

Operating lease commitments:

•

We lease our office space, certain employees’residential facilities and other facilities in Japan and overseas primarily under cancellable lease agreements which are customarily renewed upon expiration;

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

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2016.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥8,422	¥13	¥7	¥—	¥8,402
Long-term borrowings(1)	8,002,104	652,343	2,160,895	1,892,244	3,296,622
Contractual interest payments(2)	793,173	119,792	196,656	132,917	343,808
Operating lease commitments	150,749	18,758	33,428	23,550	75,013
Capital lease commitments(3)	57,358	4,369	7,928	8,401	36,660
Purchase obligations(4)	33,230	20,913	8,759	1,619	1,939
Commitments to extend credit	782,525	256,992	125,393	160,874	239,266
Commitments to invest	136,204	117,104	—	—	19,100

Total	¥9,963,765	¥1,190,284	¥2,533,066	¥2,219,605	¥4,020,810

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2016.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,813 billion for reverse repurchase agreements and ¥535 billion for repurchase agreements as of March 31, 2016.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Directors of the Company as of June 23, 2016.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Nobuyuki Koga (Aug. 22, 1950)

Director

Chairman of the Board of Directors

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Director and Chairman of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Co., Ltd.

		Apr. 1974	Joined the Company
		Jun. 1995	Director of the Company
		Apr. 1999	Managing Director of the Company
		Jun. 2000	Director and Deputy President of the Company
		Oct. 2001	Director and Deputy President of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2003	Director and President of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2003	Director, President & CEO of the Company Director and Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2008	Director and Representative Executive Officer of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2011	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Koji Nagai (Jan. 25, 1959)	Director, Representative Executive Officer and Group CEO Director and President of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (Current) Director and President of Nomura Securities Co., Ltd. (Current)

Tetsu Ozaki (Jan. 16, 1958)	Director, Representative Executive Officer and Group COO Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Deputy President of Nomura Securities Co., Ltd.
		Apr. 2013	Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2014	Executive Managing Director of the Company Deputy President of Nomura Securities Co., Ltd.
		Apr. 2016	Representative Executive Officer & Group COO of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2016	Director, Representative Executive Officer & Group COO of the Company (Current) Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Hisato Miyashita (Dec. 26, 1958)

Director

Member of the Audit Committee (full-time)

Director of Nomura Asset Management Co., Ltd.

Director of The Nomura Trust and Banking Co., Ltd.

Statutory Auditor of Nomura Financial Products & Services, Inc.

		Jul. 1987	Joined the Company
		Jun. 1993	Joined Union Bank of Switzerland (currently, UBS)
		Aug. 1996	Joined Bankers Trust Asia Securities Ltd.
		Apr. 1998	Joined Credit Suisse First Boston Securities (Japan) Limited
		Dec. 1999	Joined Nikko Citigroup Limited (currently, Citigroup Global Markets Japan Inc.)
		Mar. 2005	Executive Officer of Nikko Citigroup Limited, Internal Control Supervisory Manager
		Jul. 2009	Managing Director of Group Compliance Department of the Company
		Apr. 2012	Senior Managing Director of the Company, Head of Wholesale Compliance
		Jun. 2012	Senior Managing Director of the Company, Group Compliance Head Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company, Group Compliance Head Representative Executive Officer of Nomura Securities Co., Ltd., Internal Control Supervisory Manager
Apr. 2015

Senior Managing Director of the Company, Deputy Chief of Staff and Group Compliance Head

Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

		Apr. 2016	Advisor of the Company
		Jun. 2016	Director of the Company (Current)

David Benson (Feb. 9, 1951)	Director Non-Executive Director of Nomura Europe Holdings plc Non-Executive Director of Nomura International plc	Feb. 1997	Joined Nomura International plc
		Jul. 1999	Head of Risk Management, Nomura International plc
		Mar. 2005	Chief Operating Officer (“COO”) of Nomura International plc

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Aug. 2007	Resigned from Nomura International plc
		Nov. 2008	Chief Risk Officer (“CRO”), Senior Managing Director of the Company
		Jan. 2011	Senior Managing Director of the Company, Vice Chairman, Risk and Regulatory Affairs
		Apr. 2011	Vice Chairman of the Company (Senior Managing Director)
		Jun. 2011	Director of the Company (Current)

Takao Kusakari (Mar. 13, 1940)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Senior Advisor of NYK Line	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (“NYK Line”)
		Aug. 1999	President of NYK Line
		Apr. 2002	President, Corporate Officer of NYK Line
		Apr. 2004	Chairman, Corporate Officer of NYK Line
		Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
		Apr. 2009	Director and Corporate Advisor of NYK Line
		Jun. 2010	Corporate Advisor of NYK Line
		Jun. 2011	Outside Director of the Company (Current)
		Apr. 2015	Senior Advisor of NYK Line (Current)

Hiroshi Kimura (Apr. 23, 1953)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Special Advisor of Japan Tobacco Inc. Outside Director of Asahi Glass Co., Ltd.	Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.)
		Jun. 1999	Director of Japan Tobacco Inc.
		Jun. 2001	Resigned as Director of Japan Tobacco Inc.
		Jun. 2005	Director of Japan Tobacco Inc.
		Jun. 2006	President and CEO and Representative Director of Japan Tobacco Inc.
		Jun. 2012	Chairman of the Board of Japan Tobacco Inc.
		Jun. 2014	Special Advisor of Japan Tobacco Inc. (Current)
		Jun. 2015	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Noriaki Shimazaki (Aug. 19, 1946)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Outside Director of Autobacs Seven Co., Ltd. Outside Director of UKC Holdings Corporation	Apr. 1969	Joined Sumitomo Corporation
		Jun. 1998	Director of Sumitomo Corporation
		Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
		Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
		Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
		Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
		Jan. 2009	Trustee of the IFRS Foundation
		Jul. 2009	Special Advisor of Sumitomo Corporation
		Jun. 2011	Director of the Financial Accounting Standards Foundation Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association (Current)
		Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office (Current) Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2016	Outside Director of the Company (Current)

Toshinori Kanemoto (Aug. 24, 1945)

Outside Director

Member of the Audit Committee

Of-Counsel of City-Yuwa Partners

Outside Statutory Auditor of JX Holdings, Inc.

Outside Statutory Auditor of Nippon Television Holdings, Inc.

Outside Director of Riken Corporation

		Apr. 1968	Joined National Police Agency
		Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
		Aug. 1995	Director General of the International Affairs Department, National Police Agency
		Oct. 1996	President of ICPO-INTERPOL
		Aug. 2000	President, National Police Academy
		Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
		Feb. 2007	Of-Counsel, City-Yuwa Partners (Current)
		Jun. 2011	Outside Director of the Company (Current)

Dame Clara Furse (Sep. 16, 1957)

Outside Director

Non-Executive Director of Amadeus IT Holding, S.A.

Non-Executive Director of U.K. Department for Work and Pensions

External Member of the Bank of England’s Financial Policy Committee

Non-Executive Director of Vodafone Group Plc

		Feb. 1983	Joined Phillips & Drew (currently UBS)
		Jun. 1990	Non-Executive Director of London International Financial Futures Exchange (“LIFFE”)
		Jun. 1997	Deputy Chairman of LIFFE
		May 1998	Group Chief Executive of Credit Lyonnais Rouse
		Jan. 2001	Chief Executive of London Stock Exchange Group
		Jun. 2010	Outside Director of the Company (Current)
		Apr. 2013	External Member of the Bank of England’s Financial Policy Committee (Current)

Michael Lim Choo San (Sep. 10, 1946)	Outside Director Non-Executive Chairman of Nomura Singapore Ltd.	Aug. 1972	Joined Price Waterhouse, Singapore
		Jan. 1992	Managing Partner of Price Waterhouse, Singapore
		Oct. 1998	Member of the Singapore Public Service Commission (Current)
		Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
		Sep. 2002	Chairman of the Land Transport Authority of Singapore
		Sep. 2004	Independent Director of Olam International Limited
		Jun. 2011	Outside Director of the Company (Current)
		Nov. 2011	Chairman of the Accounting Standards Council, Singapore
		Apr. 2013	Chairman of the Singapore Accountancy Commission

Among the Directors listed above, Takao Kusakari, Hiroshi Kimura, Noriaki Shimazaki, Toshinori Kanemoto, Dame Clara Furse and Michael Lim Choo San satisfy the requirements for an “outside director” under the Companies Act.

Executive Officers

The following table provides information about the Company’s Executive Officers as of June 23, 2016.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Tetsu Ozaki (Jan. 16, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Kunio Watanabe (Feb. 22, 1963)	Executive Managing Director Head of the Asset Management Division Director, President and CEO of Nomura Asset Management Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2009	Senior Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Asset Management Co., Ltd.
Apr. 2014

Executive Managing Director of the Company (Current)

Asset Management CEO (currently, Head of the Asset Management Division) (Current)

Director, President and CEO of Nomura Asset Management Co., Ltd. (Current)

Shoichi Nagamatsu (Jul. 6, 1958)	Executive Managing Director Chief of Staff Deputy President of Nomura Securities Co., Ltd.	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Executive Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Jun. 2010	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2012	Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Executive Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2016	Executive Managing Director of the Company (Current) Chief of Staff (Current) Deputy President of Nomura Securities Co., Ltd. (Current)

Takumi Kitamura (Nov. 26, 1966)	Executive Managing Director Chief Financial Officer Executive Managing Director of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
Apr. 2016

Executive Managing Director of the Company (Current)

Chief Financial Officer of the Company (Current)

Executive Managing Director of Nomura Securities Co., Ltd. (Current)

Financial Officer of Nomura Securities Co., Ltd. (Current)

Yuji Nakata (Jun. 6, 1959)	Executive Managing Director Group Entity Structure and Co-CRO Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.	Apr. 1983	Joined the Company
		Apr. 2007	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Executive Managing Director of the Company
		Oct. 2008	Senior Managing Director of the Company
		Nov. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2014	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Executive Managing Director of the Company (Current) Group Entity Structure and Co-CRO (Current) Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd. (Current)

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

Furthermore, stricter terms and conditions for reduction, forfeiture and clawback were introduced into deferred compensation awards for the fiscal year ended March 31, 2015 and subsequent fiscal years.

Certain deferred compensation awards delivered in respect of the fiscal years ended March 31, 2013 and March 2014 include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria are met. Awards in respect of the fiscal year ended March 31, 2015 and subsequent fiscal years include similar FCR provisions, however the ability of the recipient to claim FCR in the first year of the award is now limited to a pre-defined election window which closes at a certain day.

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

(5) Consistency with risk management and linkage to performance

In determining aggregate compensation, Nomura considers the ratio of compensation and benefit expenses to adjusted net income (defined as net income before income taxes and before deduction of compensation and benefits expenses followed by a specific risk adjustment). The risk adjustment to income is determined by deducting a certain proportion of economic capital from each division’s revenue. Such economic capital comprehensively recognizes quantitatively assessed risks, and reflects various risks including market, credit, liquidity, and operational risks.

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

1.    Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2016
		Basic Compensation(2)(3)	Bonus	Deferred Compensation(4)	Total
Directors	10	¥302	¥36	¥73	¥411
(Outside Directors included in above)	(7)	(160)	( —)	( —)	(160)
Executive Officers	7	501	169	495	1,165

Total	17	¥803	¥205	¥568	¥1,576

(1)	There were 10 Directors and 7 Executive Officers as of March 31, 2016. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
(2)	Basic compensation of ¥803 million includes other compensation (such as commuter pass allowances) of ¥0.3 million.
(3)	In addition to basic compensation, 10 million yen of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
(4)	Deferred compensation represents amounts recognized as compensation and benefit expense during the year ended March 31, 2016 in respect of awards such as SARs granted during the year ended March 31, 2016 and prior years.
(5)	Subsidiaries of the Company paid ¥52 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2016.
(6)	The Company abolished retirement bonuses to Directors in 2001.

2.    Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation(1)
Name	Company	Category	Base Salary	Equity Compensation (SARs)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total	Total
Nobuyuki Koga	Nomura	Director	¥83	¥—	¥83	¥29	¥58	¥87	¥170
Koji Nagai(2)	Nomura	Director, Representative Executive Officer (Group CEO)	102	17	119	42	83	125	244
Atsushi Yoshikawa	Nomura	Director, Representative Executive Officer (Group COO)	92	16	108	31	61	92	200
Tetsu Ozaki	Nomura	Executive Officer	66	13	79	22	44	66	145
Toshio Morita	Nomura	Executive Officer	60	13	73	40	79	119	192
Kunio Watanabe	Nomura	Executive Officer	60	13	73	20	41	61	134
Shoichi Nagamatsu	Nomura	Executive Officer	60	13	73	15	31	46	119

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2016.
(2)	In addition to basic compensation, 10 million yen of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

Stock Acquisition Rights (“SARs”)

The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2016.

	March 31, 2016
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.28	April 30, 2009	138,400	From May 1, 2011 to April 30, 2016	¥1	¥0
Stock Acquisition Rights No.29	June 16, 2009	39,800	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.30	June 16, 2009	114,000	From June 17, 2011 to June 16, 2016	1	0
Stock Acquisition Rights No.31	August 5, 2009	116,000	From August 6, 2011 to August 5, 2016	727	0
Stock Acquisition Rights No.32	August 5, 2009	1,936,500	From August 6, 2011 to August 5, 2016	727	0
Stock Acquisition Rights No.34	May 18, 2010	380,100	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.35	May 18, 2010	646,800	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.37	July 28, 2010	1,381,100	From April 30, 2012 to April 29, 2017	1	0
Stock Acquisition Rights No.38	July 28, 2010	647,000	From April 30, 2013 to April 29, 2018	1	0
Stock Acquisition Rights No.39	November 16, 2010	1,594,300	From November 16, 2012 to November 15, 2017	474	0
Stock Acquisition Rights No.40	June 7, 2011	1,065,000	From May 25, 2012 to May 24, 2018	1	0
Stock Acquisition Rights No.41	June 7, 2011	1,388,200	From May 25, 2013 to May 24, 2018	1	0
Stock Acquisition Rights No.42	June 7, 2011	2,047,400	From May 25, 2014 to May 24, 2018	1	0
Stock Acquisition Rights No.43	November 16, 2011	1,514,900	From November 16, 2013 to November 15, 2018	299	0
Stock Acquisition Rights No.44	June 5, 2012	950,200	From April 20, 2013 to April 19, 2018	1	0
Stock Acquisition Rights No.45	June 5, 2012	1,570,500	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.46	June 5, 2012	2,464,100	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.47	June 5, 2012	4,737,400	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.48	June 5, 2012	4,714,000	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.49	June 5, 2012	1,646,400	From October 20, 2015 to April 19, 2021	1	0
Stock Acquisition Rights No.50	June 5, 2012	1,647,900	From October 20, 2016 to April 19, 2022	1	0

	March 31, 2016
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.51	November 13, 2012	1,852,400	From November 13, 2014 to November 12, 2019	298	0
Stock Acquisition Rights No.52	June 5, 2013	1,091,600	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.53	June 5, 2013	1,883,800	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.54	June 5, 2013	6,597,500	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.55	November 19, 2013	2,683,700	From November 19, 2015 to November 18, 2020	828	0
Stock Acquisition Rights No.56	June 5, 2014	2,550,900	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.57	June 5, 2014	8,285,300	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.58	June 5, 2014	8,226,600	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.59	June 5, 2014	1,336,800	From March 31, 2015 to March 30, 2020	1	0
Stock Acquisition Rights No.60	June 5, 2014	4,580,300	From March 31, 2016 to March 30, 2021	1	0
Stock Acquisition Rights No.61	June 5, 2014	9,161,600	From March 31, 2017 to March 30, 2022	1	0
Stock Acquisition Rights No.62	November 18, 2014	2,702,000	From November 18, 2016 to November 17, 2021	744	0
Stock Acquisition Rights No.63	June 5, 2015	6,748,400	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.64	June 5, 2015	6,720,800	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.65	June 5, 2015	6,685,600	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.66	June 5, 2015	1,668,300	From November 8, 2015 to November 7, 2020	1	0
Stock Acquisition Rights No.67	June 5, 2015	860,400	From May 8, 2016 to May 7, 2020	1	0
Stock Acquisition Rights No.68	November 18, 2015	2,591,300	From November 18, 2017 to November 17, 2022	809	0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

SARs Held by Directors and Executive Officers of Nomura

The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2016.

	March 31, 2016
	Number of Shares under SARs	Numbers of Holders
Series of SARs		Directors and Executive Officers (excluding Outside Directors)	Outside Directors
SARs No.29	3,000	—	1
SARs No.31	24,000	2	2
SARs No.32	38,000	6	—
SARs No.35	28,800	1	—
SARs No.40	54,500	2	—
SARs No.41	60,200	3	—
SARs No.42	20,100	2	—
SARs No.44	9,500	2	—
SARs No.45	9,500	2	—
SARs No.46	14,500	3	—
SARs No.47	29,300	6	—
SARs No.48	29,200	6	—
SARs No.52	28,100	3	—
SARs No.53	72,200	6	—
SARs No.54	143,200	9	—
SARs No.56	79,300	6	—
SARs No.57	118,900	8	—
SARs No.58	118,100	8	—
SARs No.59	27,000	3	—
SARs No.60	56,000	6	—
SARs No.61	111,700	6	—
SARs No.63	110,200	8	—
SARs No.64	109,400	8	—
SARs No.65	109,200	8	—

Pension, Retirement or Similar Benefits

See Note 12 “Employee benefit plans” in our consolidated financial statements included in this annual report.

C. Board Practices.

Information Concerning Directors

The Companies Act states that a Company with Three Board Committees (as defined below) must establish three committees; a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors, and the majority of the members of each committee must be outside directors. At a Company with Three Board Committees, the board of directors is entitled to establish the basic management policy for the company, has decision-making authority over certain prescribed matters, and supervises the execution by the executive officers of their duties. Executive officers and representative executive officers appointed by a resolution adopted by the board of directors manage the business affairs of the company, based on a delegation of authority by the board of directors.

Since June 2003, the Company has adopted a corporate governance structure that separates management oversight functions from business execution functions (“Company with Three Board Committees”). Through this governance structure, the Company aims to strengthen management oversight, increase the transparency of the Company’s management and expedite the decision-making process within the Nomura Group. An outline of the Company’s Board of Directors, Nomination Committee, Audit Committee and Compensation Committee is provided below.

Board of Directors

The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed 20. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met ten times during the fiscal year ended March 31, 2016. As a group, the Directors attended 100% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Nomination Committee

The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met four times during the fiscal year ended March 31, 2016. As a group, the member Directors attended 100% of the total number of meetings of the Nomination Committee during the year. As of June 23, 2016, the members of the Nomination Committee are Nobuyuki Koga, Takao Kusakari and Hiroshi Kimura. Nobuyuki Koga is the Chairman of this committee.

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

The Audit Committee met 16 times during the fiscal year ended March 31, 2016. As a group, the member Directors attended 100% of the total number of meetings of the Audit Committee during the year. As of June 23, 2016, the members of the Audit Committee are Noriaki Shimazaki, Toshinori Kanemoto and Hisato Miyashita. Noriaki Shimazaki is the Chairman of this Committee.

Compensation Committee

The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each

Director and Executive Officer’s actual compensation. The Compensation Committee met four times during the fiscal year ended March 31, 2016. As a group, the member Directors attended 100% of the total number of meetings of the Compensation Committee during the year. As of June 23, 2016, the members of the Compensation Committee are Nobuyuki Koga, Takao Kusakari and Hiroshi Kimura. Nobuyuki Koga is the Chairman of this Committee.

Limitation of Liabilities of Directors

In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 427, Paragraph 1 of the Companies Act, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liabilities to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following Directors: Takao Kusakari, Hiroshi Kimura, Noriaki Shimazaki, Toshinori Kanemoto, Dame Clara Furse, Michael Lim Choo San, Hisato Miyashita and David Benson. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

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

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	As of March 31,
	2014	2015	2016
Japan	16,037	15,973	16,083
Europe	3,461	3,485	3,424
Americas	2,281	2,449	2,503
Asia and Oceania	5,891	6,765	6,855

Total	27,670	28,672	28,865

As of March 31, 2016, we had 16,083 employees in Japan, including 9,461 in our Retail Division, 1,508 in our Wholesale Division and 864 in our Asset Management Division. Overseas, we had 12,782 employees, of which 3,424 were located in Europe, 2,503 in the Americas, and 6,855 in Asia and Oceania.

As of March 31, 2016, 8,208 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.

We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2016. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Nobuyuki Koga	273,745
Koji Nagai	256,200
Tetsu Ozaki	110,043
Hisato Miyashita	32,000
David Benson	—
Takao Kusakari	—
Hiroshi Kimura	—
Noriaki Shimazaki	—
Toshinori Kanemoto	—
Dame Clara Furse	—
Michael Lim Choo San	—

Total	671,988

Executive Officers
Name	Number of Shareholdings
Koji Nagai	See above
Tetsu Ozaki	See above
Kunio Watanabe	58,200
Shoichi Nagamatsu	167,633
Takumi Kitamura	4,600
Yuji Nakata	55,635

Total	286,068

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “Compensation” of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The Company is aware that Harris Associates L.P. filed reports of substantial shareholding with the Director General of the Kanto Finance Bureau on March 3, 2016. According to the reports, as of February 29, 2016, Harris Associates L.P. owned 279,672,800 shares, representing 7.32% of the issued shares of the Company’s common stock. However the Company has not confirmed the status of these shareholdings as the March 31, 2016.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2016, there were 271 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 703,725,619 shares of the Company’s common stock, representing 18.4% of Nomura’s then outstanding common stock. As of March 31, 2016, there were 43,528,251 ADSs outstanding, representing 43,528,251 shares of the Company’s common stock or 1.1% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

We held 36.8% of NRI’s outstanding share capital as of March 31, 2016.

For the year ended March 31, 2016, we purchased ¥20,036 million worth of software and computer equipment and paid ¥40,750 million for other services to NRI, while received ¥336 million from NRI.

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

Dividend Policy

For our dividend policy, see Item 5.B “Liquidity and Capital Resources—Capital Management—Dividends” in this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2016.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on the New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Annual highs and lows
2012	¥436	¥223	$5.21	$2.91
2013	608	241	6.30	3.05
2014	980	535	9.64	5.76
2015	757	576	7.38	5.24
2016	909	443	7.32	3.96
Quarterly highs and lows
2015
First Quarter	¥752	¥587	$7.38	$5.82
Second Quarter	742	627	7.18	5.89
Third Quarter	757	576	6.49	5.33
Fourth Quarter	745	609	6.19	5.24
2016
First Quarter	¥858	¥696	$6.88	$5.85
Second Quarter	909	670	7.32	5.68
Third Quarter	809	664	6.63	5.50
Fourth Quarter	682	443	5.58	3.96
Monthly highs and lows
2016 (calendar year)
January	¥682	¥568	$5.58	$4.82
February	682	443	5.47	3.96
March	554	467	4.73	4.28
April	554	435	5.00	3.96
May	482	441	4.35	3.99
June (through June 22)	481	395	4.22	3.69

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

As a Company with Three Board Committees, the compensation of the Company’s Directors and Executive Officers is determined by the Compensation Committee (see Item 6.C. “Board Practices—Information Concering Directers—Compensation Committee” in this annual report). The Compensation Committee establishes the policy with respect to the determination of the individual compensation (including variable compensation) of each of the Company’s Directors and Executive Officers and makes determinations in accordance with that compensation policy.

With respect to borrowing powers, these as well as other powers relating to the management of the business (with the exception of certain exclusions specified under the Companies Act) have been delegated to the Executive Officers by the Board of Directors as a Company with Three Board Committees.

There is no mandatory retirement age for the Company’s Directors under the Companies Act or the Company’s Articles of Incorporation.

There is no requirement concerning the number of shares an individual must hold in order to qualify him or her to serve as a Director of the Company under the Companies Act or the Company’s Articles of Incorporation.

Pursuant to the Companies Act and the Company’s Articles of Incorporation, the Company may, by a resolution adopted by the Company’s Board of Directors, release the liabilities of any Directors or Executive Officers to the Company for damages suffered by the Company due to their acts taken in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. In addition, the Company may execute with Directors (excluding a person who serves as an executive director, etc.) agreements that limit their liabilities to the Company for damages suffered by the Company if they acted in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. See Item 6.C. “Board Practices—Limitation of Liabilities of Directors” in this annual report.

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

General

Under the Company’s Articles of Incorporation, the Company is authorized to issue 6,000,000,000 shares, of which 3,822,562,601 shares were issued as of March 31, 2016. All issued shares are fully-paid and non-assessable.

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

For information as to Japanese taxes on dividends, see Item 10.E. “Taxation—Japanese Taxation” in this annual report.

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

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A” =	the total amount of “other capital surplus” and “other retained earnings”, each such amount being that appearing on the Company’s non-consolidated balance sheets as of the end of the last fiscal year;

“B” =	(if the Company has disposed of treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by the Company less the book value thereof;

“C” =	(if the Company has reduced stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” =	(if the Company has reduced additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” =	(if the Company has cancelled treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” =	(if the Company has distributed Surplus to shareholders after the end of the last fiscal year) the total book value of Surplus so distributed;

“G” =	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to shareholders after the end of the last fiscal year) the amount set aside in the Company’s additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

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

Stock Splits

The Company may at any time split the issued shares into a greater number of shares by a resolution adopted by the Company’s Board of Directors, and in accordance with the Companies Act, the Company’s Board of Directors has adopted a resolution delegating powers to make such stock splits to the Executive Officers.

In accordance with the Companies Act, the Company’s Board of Directors has adopted a resolution delegating to the Executive Officers powers to increase the number of authorized shares permitted to be issued up to the number reflecting the rate of stock splits and to amend the Company’s Articles of Incorporation to this effect without approval by a resolution adopted by the general meeting of shareholders. For example, if each share became three shares by way of a stock split, the Executive Officers may increase the number of authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

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

•

amendment to the Articles of Incorporation (except amendments which the Board of Directors (or for a Company with Three Board Committees, the Executive Officers) are authorized to make under the Companies Act),

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

Subscription Rights

Holders of shares have no preemptive rights under the Company’s Articles of Incorporation when the Company issues new shares. Under the Companies Act, the Executive officers, which has been delegated by the Company’s Board of Directors with the authority to issue new shares, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date with at least two weeks’ prior notice to shareholders of the record date.

Stock Acquisition Rights

The Company may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from the Company, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the Executive Officers, which has been delegated by the Company’s Board of Directors with the authority to issue stock acquisition rights, unless it is made under “specially favorable” conditions in which case a special resolution adopted by the general meeting of shareholders is required. In issuing stock acquisition rights, notice must be given at least two weeks prior to the date for allotment in the form of individual notice or public notice. Under the Companies Act, the Company will not be required to give such notice if the Company makes a relevant securities filing or reporting under the FIEA at least two weeks prior to the date for allotment, subject to the requirements provided by the ordinance of the Ministry of Justice.

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

Acquisition of Own Shares

The Company may acquire its own shares (i) by soliciting all of the Company’s shareholders to offer to sell the Company’s shares held by them (pursuant to a resolution adopted by the Board of Directors), (ii) from a specific shareholder other than any of the Company’s subsidiaries (pursuant to a special resolution adopted by the general meeting of shareholders), (iii) from any of the Company’s subsidiaries (pursuant to a determination by Executive Officers under authority delegated by a resolution adopted by the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Company’s shares are listed or by way of tender offer (in either case pursuant to a resolution adopted by the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter) and (y) if the shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the shares under the agreement with respect to such tender offer on such day. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “Restriction on Distributions of Surplus” above.

The Company may hold its shares acquired in compliance with the provisions of the Companies Act, and may generally dispose of or cancel such shares by a resolution adopted by a determination by Executive Officers under authority delegated by a resolution adopted by the Board of Directors.

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

Rights of ADR Holders

The rights of ADR holders, including their rights to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. For a description of the rights of holders of ADSs, see “Rights of Holders of ADSs” under Item 10.B of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in Item 10.B of this annual report by reference. For fees and charges that a holder of ADSs may have to pay, see Item 12.D. “American Deposotary Shares—Fees payable by ADR Holders” in this annual report.

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

The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy and balance sheet measures, liquidity risk, market and credit risk, operational risk, compliance risk and model risk, and consists of quantitative metrics and qualitative statements. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

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

Risk Management Division

The Risk Management Division comprises various departments or units in charge of risk management established independently from Nomura’s business units. The Risk Management Division is responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive Officers/Senior Managing Directors and the GIRMC and others, as well as reporting to regulatory bodies and handling regulatory applications concerning risk management methods and other items as necessary. Important risk management issues are closely communicated between members of the Risk Management departments and the CRO. The CRO and/or co-CRO regularly attend the EMB and GIRMC meetings to report specific risk issues.

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

Risk-weighted assets

A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division consistent with the risk appetite. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk based measure to supplement risk-weighted assets. See Item 4.B. “Business Overview—Regulatory Capital Rules” and Item 5.B. “Consolidated Regulatory Capital Requirements” and “Consolidated Leverage Ratio Requirements” in this annual report for further information on our consolidated capital adequacy ratios and risk-weighted assets.

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

Classification and Definition of Risk

Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Market risk	Risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Operational risk	Risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Model risk	Risk of loss arising from model errors or incorrect or inappropriate model application with regard to valuation models and risk models.

Funding and Liquidity risk	Risk of loss arising from difficulty in securing necessary funding or from a significantly higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or a deterioration in market conditions.

Business risk	Risk of failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of Nomura’s business operations. Managing business risk is the responsibility of Nomura’s Executive Managing Directors and Senior Managing Directors.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Market Risk Management Process

Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, Value at Risk (“VaR”), Stressed VaR (“SVaR”) and Incremental Risk Charge (“IRC”). In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

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

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. One-day trading losses did not exceed the 99% VaR estimate at Nomura group level for the twelve months ended March 31, 2016.

Limitations and Advantages of VaR

VaR aggregates risks from different asset classes in a transparent and intuitive way. However, there are limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore it may understate the impact of severe events. Given these limitations, Nomura uses VaR only as one component of a diverse market risk management process.

VaR metrics

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	Mar. 31, 2014	Mar. 31, 2015	Mar. 31, 2016
Equity	¥1.28	¥1.01	¥0.89
Interest rate	3.95	4.17	3.80
Foreign exchange	2.79	1.06	0.80

Subtotal	8.02	6.23	5.49
Less: Diversification Benefit	(2.86)	(1.62)	(1.96)

VaR	¥5.16	¥4.62	¥3.53

	Billions of yen
	For the twelve months ended
	Mar. 31, 2014	Mar. 31, 2015	Mar. 31, 2016
Maximum daily VaR(1)	¥9.90	¥9.84	¥9.13
Average daily VaR(1)	6.67	6.44	5.31
Minimum daily VaR(1)	4.45	3.11	3.53

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2014, March 31, 2015, and March 31, 2016.

Total VaR decreased to ¥3.53 billion as of March 31, 2016 from ¥4.62 billion as of March 31, 2015. VaR relating to foreign exchange risk decreased to ¥0.80 billion as of March 31, 2016, compared to ¥1.06 billion as of March 31, 2015. VaR relating to equity risk decreased to ¥0.89 billion as of March 31, 2016, compared to ¥1.01 billion as of March 31, 2015. VaR relating to interest rate risk decreased to ¥3.80 billion as of March 31, 2016, compared to ¥4.17 billion as of March 31, 2015.

Total VaR decreased to ¥4.62 billion as of March 31, 2015 from ¥5.16 billion as of March 31, 2014. VaR relating to foreign exchange risk decreased to ¥1.06 billion as of March 31, 2015, compared to ¥2.79 billion as of March 31, 2014 due to lower outright foreign exchange risk taken. VaR relating to equity risk decreased to ¥1.01 billion as of March 31, 2015, compared to ¥1.28 billion as of March 31, 2014. VaR relating to interest rate risk increased to ¥4.17 billion as of March 31, 2015, compared to ¥3.95 billion as of March 31, 2014.

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

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥23,271 million at the end of March 2015 and ¥18,527 million at the end of March 2016. The TOPIX closed at 1,543.11 points at the end of March 2015 and at 1,347.20 points at the end of March 2016. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a CVA associated with deterioration in the creditworthiness of a counterparty.

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

The Credit Risk Control Unit is a function within the Model Validation Group (“MVG”) which is independent of CRM. It ensures that Nomura’s internal rating system is properly reviewed and validated, reporting any breaks or issues to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.

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

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.

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

For derivatives and securities financing transactions, Nomura measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

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

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2016 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥35	¥108	¥7	¥3	¥64	¥(193)	¥24	¥1	¥23
AA	281	399	272	305	631	(1,506)	382	47	335
A	1,030	794	774	319	1,422	(3,912)	427	82	345
BBB	280	371	241	217	724	(1,487)	346	215	131
BB and lower	59	66	59	39	158	(218)	163	215	0
Other(2)	53	189	395	578	2,497	(3,771)	(59)	20	0

Sub-total	1,738	1,927	1,748	1,461	5,496	(11,087)	1,283	580	834
Listed	169	82	31	0	—	(193)	89	46	43

Total	¥1,907	¥2,009	¥1,779	¥1,461	¥5,496	¥(11,280)	¥1,372	¥626	¥877

(1)	Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.
(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.
(3)	Zero balances represent instances where total collateral received is in excess of the total fair value therefore Nomura’s credit exposure is zero.

Country Risk

Country risk continued to be a dominant theme through the reporting period, driven by factors such as China’s slowdown, concerns over broader growth resilience and the diverging monetary policy responses of major central banks. More specifically, geopolitical risk factors have increased in the second half of the reporting period as a result of low oil prices and the continuing fallout from the Syria conflict. This has been particularly evident in the Middle East, where oil-dependent exporters have been liquidating assets to meet cash needs, and the two dominant powers, Saudi Arabia and Iran, have been positioning for regional influence. On a broader level, U.S. dollar strength and commodity prices have maintained pressure on emerging markets over the reporting period, with idiosyncratic political developments in countries such as Brazil and Turkey adding risk. Anti-European Union and populist sentiment has grown as a risk factor, influenced by the migrant influx to Europe from the ongoing conflict in Syria. This has undermined political stability and fiscal orthodoxy in some European Union (“EU”) member states. Finally, ‘Brexit’ (the possibility of the U.K. voting to leave the EU in a referendum on June 23, 2016) emerged as a distinct, near-term risk, with the potential of wide-reaching consequences for the EU, the city of London and the U.K. economy.

Nomura manages country risk through a consolidated risk assessment and limit framework. The framework incorporates inventory positions, trades with counterparties and any other businesses or products as part of its diversified portfolio. Nomura does not have concentrated exposure to the countries directly impacted by the

Middle East conflicts. Nomura’s total current net exposure to Russia and Ukraine, as of March 31, 2016, was not material. Nomura’s emerging market exposures were principally in Brazil (¥39 billion) and Turkey (¥24 billion). Nomura maintained exposure to peripheral Eurozone economies, with the largest, as of March 31, 2016, being Spain (¥105 billion) and Italy (¥103 billion), the next largest being Portugal (¥21 billion), and the remainder being smaller. Peripheral Eurozone exposure consisted of OTC derivatives, lending, deposits and trading positions.

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

Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each business line defined in the Standardised Approach as follows:

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

Model Risk Management

Model Risk is the risk of loss arising from Model errors or incorrect or inappropriate Model application with regard to Valuation Models and Risk Models.

Errors can occur at any point from model assumptions through to implementation. In addition, the quality of model outputs depends on the quality of model parameters and any input data. Even a fundamentally sound model producing accurate outputs consistent with the design objective of the model may exhibit high model risk if it is misapplied or misused.

To address these risks, Nomura has established its model risk appetite, which includes a qualitative statement and a quantitative measure. The qualitative statement for model risk specifies that it is expected that models are used correctly and appropriately. The quantitative risk appetite measure is based on Nomura’s assessment of the potential loss arising from model risk.

Model Management Framework

The models within the model management framework are defined as either:

•	valuation models, used for calculating prices and risk sensitivities of Nomura’s positions; or,

•

risk models, used for quantifying the risk of a portfolio by calculating the potential losses incurred from a specific type of risk, and used for regulatory or economic capital calculations, margin requirements for non-centrally cleared derivatives, limit monitoring, or management reporting.

Before models are put into official use, the MVG is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model’s suitability, to quantify model risk which is then mitigated by applying model reserves and capital adjustments. Valuation models are developed and maintained by the business units and risk models by the Risk Methodology Group (“RMG”) within the Risk Management Division. Certain models may also be developed by third party providers. The RMG has primary responsibility for the ongoing refinement and improvement of risk models and methodologies within Nomura.

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

Funding and Liquidity Risk Management

For further information on funding and liquidity risk management, see Item 5.B. “Liquidity and Capital Resources—Funding and Liquidity Management” in this annual report.

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

New Business Risk Management

The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions.

2)	The new product approval process allows business unit sponsors to submit applications for new products and obtain approval from relevant departments prior to execution of the new products. The process is designed to capture and assess risks across all risk classes as a result of the new product or business.

Stress Testing

Stress testing performed at the Nomura Group provides comprehensive coverage of risks across different hierarchical levels, and covers different time horizons, severities, plausibilities and stress testing methodologies. The results of stress tests are used in capital planning processes, capital adequacy assessments, liquidity adequacy assessments, recovery and resolution planning, assessments of whether risk appetite is appropriate, and in routine risk management.

Stress tests are run on a regular basis or on an ad hoc basis as needed, for example, in response to material changes in the external environment and/or in the Nomura Group risk profile. The results of stress tests with supporting detailed analysis are reported to senior management and other stakeholders as appropriate for the stress test being performed.

Stress testing is categorised either as sensitivity analysis or scenario analysis and may be performed on a Nomura Group-wide basis or at more granular levels.

•

Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors (for example, equity prices, equity volatilities) in order primarily to capture those risks which may not be readily identified by other risk models;

•

Scenario analysis is used to quantify the impact of a specified event across multiple asset classes and risk classes. This is a primary approach used in performing stress testing at the different hierarchical levels of the Nomura Group, and in reverse stress testing;

•

Group-wide stress to assess the capital adequacy of the Nomura Group under severe but plausible market scenarios is conducted on a quarterly basis at a minimum to calculate the Stressed Tier 1 Ratio; and

•

Reverse stress testing, a process of considering the vulnerabilities of the firm and hence how it may react to situations where it becomes difficult to continue its business and reviewing the results of that analysis, is conducted on an annual basis at a minimum.

Stress testing is an integral part of the Nomura Group’s overall governance and is used as a tool for forward-looking risk management, decision-making and enhancing communication amongst the Risk Management Division, Front Office, and senior management.

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

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2015 to March 31, 2016, the Bank of New York Mellon has waived a total of $157,338.81 in fees (including $26,871.67 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2016, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2016, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2016. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2016. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2016 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Noriaki Shimazaki, a member of the Audit Committee, is an “audit committee financial expert” as such term is defined by the General Instructions for Item 16A of Form 20-F. Additionally, Mr. Shimazaki meets the independence requirements applicable to him under Section 303A.06 of the NYSE Listed Company Manual. For a description of his business experience, see Item 6.A “Directors and Senior Management—Directors” in this annual report.

Item 16B. Code of Ethics

On March 5, 2004, the Company adopted the “Code of Ethics of Nomura Group” which includes the “Code of Ethics for Financial Professionals” applicable to our financial professionals including the Company’s principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of the “Code of Ethics of Nomura Group” is included in this annual report as an exhibit.

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountant for the last fourteen fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2015	2016
Audit Fees	¥3,344	¥3,198
Audit-Related Fees	167	155
Tax Fees	139	148
All Other Fees	605	343

Total	¥4,255	¥3,844

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

Under “Specific Pre-Approval,” if any proposed services are not on the General Pre-Approved List, our CFO is required to submit an application to the Audit Committee for such services. After reviewing the details and estimated fee levels for each engagement and if necessary, consulting with outside professionals as to whether the proposed services would impair the independence of the principal accountant, the Audit Committee may make a specific pre-approval decision on these services. Also, if any approved services in the General Pre-

Approved List exceed the fee levels prescribed on the List, our CFO is required to submit an application to the Audit Committee for new fee levels for such services. The Audit Committee may make a pre-approval decision after reviewing the details of the services and the estimated fee levels for each engagement.

None of the services described in the first paragraph under this Item 16C were waived from the pre-approval requirement pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended March 31, 2016, we acquired 33,653 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 24,331,100 shares under a share buyback program in accordance with Article 459-1 of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see Item 10.B. “Memorandum and Articles of Association-Common Stock” in “Memorandum and Articles of Association-Common Stock” this annual report. As of March 31, 2016, we had 3,608,391,999 outstanding shares of our common stock excluding 214,170,602 shares held as treasury stock.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2016.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program		Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2015	2,842	¥725	—		—
May 1 to 31, 2015	24,332,933	821	24,331,100	(1)	668,900
June 1 to 30, 2015	5,306	824	—		—
July 1 to 31, 2015	3,909	868	—		—
August 1 to 31, 2015	2,599	841	—		—
September 1 to 30, 2015	1,856	742	—		—
October 1 to 31, 2015	1,424	735	—		—
November 1 to 30, 2015	2,311	778	—		—
December 1 to 31, 2015	5,563	706	—		—
January 1 to 31, 2016	2,492	648	—		—
February 1 to 29, 2016	1,523	560	—		—
March 1 to 31, 2016	1,995	512	—		—

Total	24,364,753	¥746	24,331,100		668,900

(1)	On May 19, 2015, a resolution of the Board of Directors authorized the Company to purchase up to 25,000,000 shares of our common stock or to a maximum of ¥20 billion during the period from May 20, 2015 through July 28, 2015.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

On April 27, 2016, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program is from May 18, 2016 to July 22, 2016, and we are authorized to purchase up to 35,000,000 shares of our common stock or to a maximum of ¥20 billion. On June 7, 2016, we announced that the aggregate number of shares of common stock repurchased through this buyback program was 35,000,000 shares and the aggregate value repurchased was ¥16,324,582,570.

As of May 31, 2016, 3,595,362,527 shares of common stock were outstanding, excluding 227,200,074 shares held as treasury stock.

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

Under the Companies Act, a company which adopts the Company with Three Board Committees structure is not required to have a majority of outside directors, but is required to have a majority of outside directors on each of the audit, nomination and compensation committees.

The Company currently has six outside directors among its eleven Directors.

A NYSE-listed U.S. company must have an audit committee that satisfies the requirements under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	The Company has an Audit Committee consisting of three Directors, two of whom are outside directors in compliance with the requirements under the Companies Act. All three Audit Committee members are independent directors under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with one member qualified as audit committee financial expert.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	The Company has a Nomination Committee consisting of three Directors, two of whom are outside directors in compliance with the requirements under the Companies Act.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	The Company has a Compensation Committee consisting of three Directors, two of whom are outside directors in compliance with the requirements under the Companies Act.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Companies Act, stock options are deemed to be compensation for the services performed by the Company’s Directors and Executive Officers and do not require shareholders’ approval. The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of the Company’s Directors and Executive Officers (including stock options in the form of stock acquisition rights as equity compensation) and makes determinations in accordance with that compensation policy.

A NYSE-listed U.S. company must adopt and disclose corporate governance guidelines.	Under the Companies Act, the Company is not required to adopt and disclose corporate governance guidelines. However, in response to Japan’s Corporate Governance Code, which was incorporated into the Tokyo Stock Exchange’s Securities Listing Regulations, the Company has established and publicly disclosed the “Nomura Holdings Corporate Governance Guidelines.”

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, outside directors of the Company are not required to meet at regularly scheduled executive sessions without management. However, in accordance with the “Nomura Holdings Corporate Governance Guidelines,” outside directors hold meetings consisting solely of outside directors in order to discuss matters such as the business and corporate governance of the Company.

A NYSE-listed U.S. company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Under the Companies Act, the Company is not required to adopt and disclose a code of business conduct and ethics for directors, officers or employees. However, the Company has adopted the “Code of Ethics of Nomura Group.” Please see Item 16B of this annual report for further information regarding the “Code of Ethics of Nomura Group.”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1

Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2

Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.3	Regulations of the Board of Directors of Nomura Holdings, Inc. (English translation)

1.4	Regulations of the Nomination Committee of Nomura Holdings, Inc. (English translation)

1.5	Regulations of the Audit Committee of Nomura Holdings, Inc. (English translation)

1.6

Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1

Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on April 28, 2010 as an exhibit to the Registration Statement on Form F-6 (File No. 333-166346) and incorporated herein by reference)

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

4.3	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(3)

4.4	Limitation of Liability Agreement (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(4)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Code of Ethics of Nomura Group (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Takao Kusakari and Toshinori Kanemoto entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki and Hisato Miyashita entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(4)	The Company and David Benson entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 23, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 23, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Nomura Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2016 and our report dated June 23, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 23, 2016

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2015	2016
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥1,315,408	¥3,476,261
Time deposits	328,151	196,632
Deposits with stock exchanges and other segregated cash	453,037	225,950

Total cash and cash deposits	2,096,596	3,898,843

Loans and receivables:
Loans receivable (including ¥317,218 million and ¥301,766 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	1,461,075	1,605,603
Receivables from customers (including ¥1,803 million and ¥1,542 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	187,026	210,844
Receivables from other than customers	1,303,576	1,156,608
Allowance for doubtful accounts	(3,253)	(3,477)

Total loans and receivables	2,948,424	2,969,578

Collateralized agreements:
Securities purchased under agreements to resell (including ¥1,529,451 million and ¥1,098,969 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	8,481,474	9,205,165
Securities borrowed	8,238,046	5,872,495

Total collateralized agreements	16,719,520	15,077,660

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥8,114,490 million and ¥6,483,857 million in 2015 and 2016, respectively; including ¥8,133 million and ¥5,761 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	17,260,121	16,379,424
Private equity investments (including ¥6,539 million and ¥7,145 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	48,727	30,578

Total trading assets and private equity investments	17,308,848	16,410,002

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥383,992 million and ¥402,599 million in 2015 and 2016, respectively)	401,069	355,507
Non-trading debt securities	948,180	870,812
Investments in equity securities	159,755	137,970
Investments in and advances to affiliated companies	378,278	395,284
Other (including ¥90,984 million and ¥60,359 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	822,566	974,511

Total other assets	2,709,848	2,734,084

Total assets	¥41,783,236	¥41,090,167

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2015	2016
LIABILITIES AND EQUITY
Short-term borrowings (including ¥189,018 million and ¥330,816 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	¥662,256	¥662,902
Payables and deposits:
Payables to customers	723,839	688,196
Payables to other than customers	1,454,361	1,337,931
Deposits received at banks	1,220,400	2,222,991

Total payables and deposits	3,398,600	4,249,118

Collateralized financing:
Securities sold under agreements to repurchase (including ¥982,567 million and ¥442,247 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	12,217,144	14,192,309
Securities loaned (including ¥129,201 million measured at fair value by applying the fair value option in 2016)	2,494,036	1,937,009
Other secured borrowings	668,623	476,273

Total collateralized financing	15,379,803	16,605,591

Trading liabilities	10,044,236	7,499,335
Other liabilities (including ¥15,786 million and ¥17,739 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	1,217,099	1,200,647
Long-term borrowings (including ¥2,578,489 million and ¥2,703,816 million measured at fair value by applying the fair value option in 2015 and 2016, respectively)	8,336,296	8,129,559

Total liabilities	39,038,290	38,347,152

Commitments and contingencies (Note 20)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares in 2015 and 2016 Issued—3,822,562,601 shares in 2015 and 2016 Outstanding—3,598,865,213 shares in 2015 and 3,608,391,999 shares in 2016	594,493	594,493
Additional paid-in capital	683,407	692,706
Retained earnings	1,437,940	1,516,577
Accumulated other comprehensive income (loss)	143,739	44,980

Total NHI shareholder’s equity before treasury stock	2,859,579	2,848,756
Common stock held in treasury, at cost—223,697,388 shares in 2015 and 214,170,602 shares in 2016	(151,805)	(148,517)

Total NHI shareholders’ equity	2,707,774	2,700,239

Noncontrolling interests	37,172	42,776
Total equity	2,744,946	2,743,015

Total liabilities and equity	¥41,783,236	¥41,090,167

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

	Billions of yen
	March 31
	2015	2016
Cash and cash deposits	¥9	¥3
Trading assets and private equity investments	1,008	1,310
Other assets	40	10

Total assets	¥1,057	¥1,323

Trading liabilities	12	¥3
Other liabilities	3	2
Borrowings	750	809

Total liabilities	¥765	¥814

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2014	2015	2016
Revenue:
Commissions	¥473,121	¥453,401	¥431,959
Fees from investment banking	91,301	95,083	118,333
Asset management and portfolio service fees	168,683	203,387	229,006
Net gain on trading	476,356	531,337	354,031
Gain on private equity investments	11,392	5,502	13,761
Interest and dividends	416,350	436,766	440,050
Gain (loss) on investments in equity securities	15,156	29,410	(20,504)
Other	179,485	175,702	156,460

Total revenue	1,831,844	1,930,588	1,723,096
Interest expense	274,774	326,412	327,415

Net revenue	1,557,070	1,604,176	1,395,681

Non-interest expenses:
Compensation and benefits	570,058	596,593	574,191
Commissions and floor brokerage	111,849	129,977	123,881
Information processing and communications	192,168	192,300	189,910
Occupancy and related depreciation	80,142	76,112	78,411
Business development expenses	38,485	35,230	35,892
Other	202,754	227,205	228,238

Total non-interest expenses	1,195,456	1,257,417	1,230,523

Income before income taxes	361,614	346,759	165,158

Income tax expense	145,165	120,780	22,596

Net income	¥216,449	¥225,979	¥142,562

Less: Net income attributable to noncontrolling interests	2,858	1,194	11,012

Net income attributable to NHI shareholders	¥213,591	¥224,785	¥131,550

	Yen
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥57.57	¥61.66	¥36.53

Diluted—
Net income attributable to NHI shareholders per share	¥55.81	¥60.03	¥35.52

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2014	2015	2016
Net income	¥216,449	¥225,979	¥142,562
Other comprehensive income (loss):
Cumulative translation adjustments
Cumulative translation adjustments	67,500	110,628	(68,237)
Deferred income taxes	590	(141)	(12,856)

Total	68,090	110,487	(81,093)

Defined benefit pension plans:
Pension liability adjustment	15,093	5,259	(26,074)
Deferred income taxes	(5,384)	(1,854)	8,153

Total	9,709	3,405	(17,921)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	3,358	27,643	(1,492)
Deferred income taxes	(1,109)	(8,681)	81

Total	2,249	18,962	(1,411)

Total other comprehensive income (loss)	80,048	132,854	(100,425)

Comprehensive income	296,497	358,833	42,137
Less: Comprehensive income attributable to noncontrolling interests	4,875	10,945	9,346

Comprehensive income attributable to NHI shareholders	¥291,622	¥347,888	¥32,791

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2014	2015	2016
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	691,264	683,638	683,407
Gain (loss) on sales of treasury stock	(7,647)	(2,417)	—
Issuance and exercise of common stock options	(210)	2,186	4,127
Purchase / sale of subsidiary shares, net	231	—	—
Changes in an affiliated company’s interests in its subsidiary	—	—	5,172

Balance at end of year	683,638	683,407	692,706

Retained earnings
Balance at beginning of year	1,136,523	1,287,003	1,437,940
Net income attributable to NHI shareholders	213,591	224,785	131,550
Cash dividends	(63,111)	(68,627)	(46,797)
Gain (loss) on sales of treasury stock	—	(5,221)	(6,116)

Balance at end of year	1,287,003	1,437,940	1,516,577

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(38,875)	27,704	133,371
Net change during the year	66,579	105,667	(79,953)

Balance at end of year	27,704	133,371	53,418

Defined benefit pension plans
Balance at beginning of year	(28,518)	(18,809)	(15,404)
Pension liability adjustment	9,709	3,405	(17,921)

Balance at end of year	(18,809)	(15,404)	(33,325)

Non-trading securities
Balance at beginning of year	9,998	11,741	25,772
Net unrealized gain (loss) on non-trading securities	1,743	14,031	(885)

Balance at end of year	11,741	25,772	24,887

Balance at end of year	20,636	143,739	44,980

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2014	2015	2016
Common stock held in treasury
Balance at beginning of year	(70,514)	(72,090)	(151,805)
Repurchases of common stock	(32,511)	(104,047)	(20,002)
Sales of common stock	9	3	1
Common stock issued to employees	30,127	24,226	23,296
Other net change in treasury stock	799	103	(7)

Balance at end of year	(72,090)	(151,805)	(148,517)

Total NHI shareholders’ equity
Balance at end of year	2,513,680	2,707,774	2,700,239

Noncontrolling interests
Balance at beginning of year	24,612	39,533	37,172
Cash dividends	(40)	(39)	(9,978)
Net income attributable to noncontrolling interests	2,858	1,194	11,012
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	1,511	4,820	(1,140)
Net unrealized gain (loss) on non-trading securities	506	4,931	(525)
Purchase / sale of subsidiary shares, net	341	4,889	500
Other net change in noncontrolling interests	9,745	(18,156)	5,735

Balance at end of year	39,533	37,172	42,776

Total equity
Balance at end of year	¥2,553,213	¥2,744,946	¥2,743,015

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2014	2015	2016
Cash flows from operating activities:
Net income	¥216,449	¥225,979	¥142,562
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	79,468	78,882	79,394
Stock option expenses	21,091	19,364	16,890
(Gain) loss on investments in equity securities	(15,156)	(29,410)	20,504
Equity in earnings of affiliates, net of dividends received	(29,499)	(34,772)	(22,886)
Loss on disposal of office buildings, land, equipment and facilities	8,360	9,690	1,325
Deferred income taxes	117,061	26,489	(58,859)
Changes in operating assets and liabilities:
Time deposits	274,593	38,341	124,922
Deposits with stock exchanges and other segregated cash	(42,403)	(66,122)	213,288
Trading assets and private equity investments	(485,673)	2,917,895	248,495
Trading liabilities	2,007,807	(1,731,133)	(2,279,966)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(183,884)	(1,251,323)	1,605,658
Securities borrowed, net of securities loaned	(1,604,469)	(221,295)	1,762,173
Other secured borrowings	7,992	(145,877)	(192,350)
Loans and receivables, net of allowance for doubtful accounts	217,397	(92,713)	(136,694)
Payables	278,325	236,029	(41,838)
Bonus accrual	16,356	(3,659)	(41,281)
Accrued income taxes, net	(87,933)	59,931	(37,126)
Other, net	(338,456)	(113,324)	(165,839)

Net cash provided by (used in) operating activities	457,426	(77,028)	1,238,372

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(214,336)	(209,468)	(324,722)
Proceeds from sales of office buildings, land, equipment and facilities	176,680	159,480	282,473
Payments for purchases of investments in equity securities	(4,799)	(354)	—
Proceeds from sales of investments in equity securities	6,945	6,977	899
Increase in loans receivable at banks, net	(10,972)	(49,192)	(40,767)
Decrease (increase) in non-trading debt securities, net	(103,187)	109,761	56,814
Business combinations or disposals, net	—	(7,308)	—
Decrease in investments in affiliated companies, net	43,298	2,212	1,803
Other, net	3,176	229	(211)

Net cash provided by (used in) investing activities	(103,195)	12,337	(23,711)

Cash flows from financing activities:
Increase in long-term borrowings	2,140,351	2,974,115	3,018,453
Decrease in long-term borrowings	(1,594,148)	(3,167,956)	(2,922,558)
Increase (decrease) in short-term borrowings, net	(149,437)	34,041	(17,395)
Increase (decrease) in deposits received at banks, net	(23,605)	140,571	1,010,101
Proceeds from sales of common stock held in treasury	682	387	571
Payments for repurchases of common stock held in treasury	(32,511)	(104,047)	(20,002)
Payments for cash dividends	(51,947)	(55,317)	(82,783)

Net cash provided by (used in) financing activities	289,385	(178,206)	986,387

Effect of exchange rate changes on cash and cash equivalents	41,089	68,513	(40,195)

Net increase (decrease) in cash and cash equivalents	684,705	(174,384)	2,160,853
Cash and cash equivalents at beginning of the year	805,087	1,489,792	1,315,408

Cash and cash equivalents at end of the year	¥1,489,792	¥1,315,408	¥3,476,261

Supplemental information:
Cash paid during the year for—
Interest	¥303,331	¥364,392	¥352,276

Income tax payments, net	¥116,037	¥34,359	¥118,580

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

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date, and all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported within Accumulated other comprehensive income (loss) in NHI shareholders’ equity.

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

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt securities, equity securities and derivatives which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on the consolidated balance sheets on a settlement date basis. Trading assets and liabilities are carried at fair value and changes in fair value are generally reported within Revenue—Net gain on trading in the consolidated statements of income.

Certain trading liabilities are held to economically hedge the price risk of investments in equity securities held for operating purposes. Changes in fair value of these trading liabilities are reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income.

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

Repurchase agreements where the maturity of the security transferred as collateral matches the maturity of the repurchase agreement (“repurchase-to-maturity transactions”) are accounted for as secured borrowing transactions under ASC 860.

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

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are carried at contractual amounts due.

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

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were ¥536 million and ¥81 million as of March 31, 2015 and March 31, 2016, respectively.

See Note 7 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions, receivables for commissions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥315,708 million and ¥161,651 million as of March 31, 2015 and March 31, 2016, respectively.

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

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2015 and 2016.

	Millions of yen
	March 31
	2015	2016
Land	¥91,055	¥80,031
Office buildings	105,043	99,400
Equipment and facilities	46,186	27,380
Software	158,348	147,235
Construction in progress	437	1,461

Total	¥401,069	¥355,507

Depreciation and amortization charges of assets which are owned by Nomura are generally computed using the straight-line method and recognized over the estimated useful lives of each asset. Depreciation charges of assets which are leased by Nomura under agreements which are classified as capital leases under ASC 840

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Leases” (“ASC 840”) are generally recognized over the term of the lease. The estimated useful life of an asset takes into consideration technological change, normal deterioration and actual physical usage by Nomura. Leasehold improvements are depreciated over the shorter of their useful life or the term of the lease.

The estimated useful lives for significant asset classes are as follows:

Office buildings	5 to 50 years
Equipment and facilities	2 to 20 years
Software	Up to 5 years

Depreciation and amortization charges of both owned and capital lease assets are reported within Non-interest expenses—Information processing and communications in the amount of ¥57,173 million, ¥59,153 million, ¥61,906 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥22,295 million, and ¥19,729 million, and ¥17,488 million for the years ended March 31, 2014, 2015 and 2016, respectively.

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

Nomura recognized impairment charges of ¥1,246 million primarily related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the year ended March 31, 2014. Impairment charges for the years ended March 31, 2015 and 2016 were not significant. These losses are reported in the consolidated statements of income within Non-interest expenses—Other and within Other in Nomura’s segment reporting. The revised carrying values of these assets were based on the estimated fair value of the assets.

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

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥121,901 million and ¥37,854 million, respectively, as of March 31, 2015 and ¥99,203 million and ¥38,767 million, respectively, as of March 31, 2016.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Certain deferred compensation awards granted since May 2013 include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination or by claiming FCR during a pre-defined election window if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

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

Plan assets and benefit obligations, as well as the net periodic benefit cost of a defined benefit pension or post-retirement benefit plan, are recognized based on various actuarial assumptions such as discount rates, expected return on plan assets and future compensation levels at the balance sheet date. Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and unrecognized prior service costs or credits are amortized to net periodic benefit cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits. The overfunded or underfunded status of a plan is reported within Other assets—Other or Other liabilities in the consolidated balance sheets, and changes in funded status are reflected in net periodic benefit cost and Other comprehensive income (loss) on a net-of-tax basis in the consolidated statements of comprehensive income.

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

New accounting pronouncements adopted during the current year—

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2016:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2014-11, “Repurchase-to-maturity Transactions, Repurchase Financings and Disclosures”(1)

•    Requires new footnote disclosures regarding remaining contractual maturity of repurchase agreements and securities lending transactions accounted for as secured borrowings and nature of underlying transferred financial assets.

		Prospective adoption from April 1, 2015	No material impact See Note 4 “Collateralized transactions” where new disclosures provided

ASU 2014-04, “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”

•    Provides guidance on when an in substance repossession or foreclosure occurs, when a creditor is considered to have received physical possession of a residential real estate property collateralizing a consumer mortgage loan.

•    Requires new footnote disclosures regarding foreclosed residential real estate property held by the creditor and consumer mortgage loans currently in foreclosure proceedings.

		Prospective adoption from April 1, 2015	No material impact

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure”	• Provides guidance on when a creditor should recognize a separate receivable instead of real estate upon foreclosure of a government-guaranteed mortgage loan.	Prospective adoption from April 1, 2015	No material impact

ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”

•    Limits the criteria for discontinued operations reporting to disposals of components of an entity that representing a strategic shift and having a major effect on an entity’s operations and financial results.

•    Requires new presentation and footnote disclosure requirements for discontinued operations.

		Prospective adoption from April 1, 2015	No material impact

(1)	Changes to the accounting for repurchase transactions and other new disclosures introduced by ASU 2014-11 were adopted by Nomura prior to April 1, 2015 and have therefore not been included in the above table.

Future accounting developments—

The following table presents a summary of new accounting pronouncements relevant to Nomura which will be adopted in future periods and which may have a material impact on these consolidated financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2015-02, “Amendments to the Consolidation Analysis”

•    Simplifies complex consolidation guidance in ASC 810 by eliminating the legacy variable interest consolidation model applied to certain investment companies, money market funds, qualifying real estate funds and similar entities.

•    Provides a new consolidation exception for certain registered money market funds and similar entities.

•    Modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities under ASC 810.

•    Modifies how fee arrangements and related party relationships should be considered in determining whether a variable interest entity should be consolidated.

		Modified retrospective adoption from April 1, 2016	No material impact expected

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
• Requires new footnote disclosures regarding financial support arrangements with certain registered money market funds and similar entities to which the exception from consolidation has been applied.

ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”

•    Provides an alternative method for measuring both financial assets and liabilities of consolidated collateralized financing entity by using either the fair value of the financial assets or financial liabilities, whichever is more observable.

•    Requires certain new qualitative footnote disclosures where the alternative method is applied.

		Modified retrospective adoption from April 1, 2016	No material impact expected

ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period”	• Clarifies a performance target that affects vesting and that could be achieved after the requisite service period is accounted for as a performance condition.	Prospective or full retrospective adoption from April 1, 2016	No material impact expected

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”	• Requires issuance costs related to a recognized debt liability be presented as a direct deduction from the carrying amount of the related debt liability rather than a separate asset.	Full retrospective adoption from April 1, 2016	No material impact expected

ASU 2015-05 “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement”	• Provides guidance on evaluating the accounting for fees paid in a cloud computing arrangement.	Prospective or full retrospective adoption from April 1, 2016	No material impact expected

ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”

•    Clarifies the SEC staff’s position on presentation and measurement of debt issuance costs associated with line-of-credit arrangements which are permitted to be presented as an asset and subsequently amortized ratably over the term of the related line-of-credit arrangements.

		Prospective adoption from April 1, 2016	No material impact expected

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2015-07 “Disclosures for investments in certain entities that calculate net asset value per share (or Its Equivalents)”

•    Removes the requirement to categorize investments for which fair value is estimated using net asset value as a practical expedient within the fair value hierarchy.

•    Revises certain other related fair value footnote disclosure requirements.

		Full retrospective adoption from April 1, 2016	No material impact expected

ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”

•    Eliminates the requirement for an acquirer in a business combination to account for adjustments made to provisional amounts retrospectively.

•    New footnote disclosure requirement for any measurement-period adjustments identified during the reporting period.

		Prospective adoption from April 1, 2016	No material impact expected

ASU 2016-05, “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”	• Clarifies how a change in counterparty of a derivative designated as hedging instrument in an existing hedging relationship affects the hedging relationship under ASC 815.	Prospective or modified retrospective adoption from April 1, 2017(1)	No material impact expected

ASU 2016-07, “Simplifying the Transition Method of Equity Method of Accounting”

•    Simplifies investor’s accounting for equity method investments as a result of an increase in ownership level or degree of influence over the investee from prior period.

•    Requires prospective application of equity method accounting from the date when an equity investment qualifies for equity method of accounting.

		Prospective adoption from April 1, 2017(1)	No material impact expected

ASU 2016-09 “Improvements to Employee Share-Based Payment Accounting”

•    Allows an accounting policy election to be made to either account for forfeitures when they occur or to include estimated forfeitures in compensation expense recognized during a reporting period.

•    Requires all associated excess tax benefits to be recognized as an income tax benefit through earnings rather than as additional paid-in capital with excess tax deficiencies recognized as income tax expense rather than as an offset of excess tax benefits, if any.

		Modified retrospective or prospective adoption from April 1, 2017(1) depending on the nature of the accounting change	Currently evaluating the potential impact

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements

• Requires recognition of excess tax benefits regardless of whether the benefit reduces taxes payable in the current reporting period.

ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”

•    Requires all equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in earnings.

•    Requires unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) to be presented separately in other comprehensive income.

•    Introduces new disclosures for financial instruments including embedded derivatives.

•    Eliminates certain existing disclosures around the assumptions and methodology used to determine fair value of financial instruments.

Modified retrospective adoption(3)

Presentation of own credit adjustments in other comprehensive income will significantly reduce volatility in Nomura’s consolidated group income statement

Currently evaluating the potential impact of other changes

ASU 2014-09, “Revenue from Contracts with Customers”(2)

•    Replaces existing revenue recognition guidance in ASC 605 and certain industry-specific revenue recognition guidance.

•    Requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.

•    Specifies the accounting for costs to obtain or fulfill a customer contract.

•    Revises existing guidance for principal-versus-agency determination.

•    Requires extensive new footnote disclosures around nature and type of revenue from services provided to customers.

		Full or modified retrospective adoption from April 1, 2018(1)	Currently evaluating the potential impact

ASU 2016-02, “Leases”	• Replaces ASC 840, the current guidance on lease accounting, and revised the definition of a lease.	Modified retrospective adoption from April 1, 2019(1)	Currently evaluating the potential impact

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements

•    Requires all lessees to recognize a right of use (“ROU”) asset and corresponding lease liability on balance sheet.

•    Lessor accounting is largely unchanged from current guidance.

•    Simplifies the accounting for sale leaseback and “build-to-suit” leases.

•    Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.

ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”

•    Provides a new model for recognition and impairment of credit losses against financial instruments such as loans and receivables which are not carried at fair value with changes in fair value recognized through earnings.

•    New model based on current expected credit losses rather than incurred credit losses.

•    Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.

		Modified retrospective adoption from April 1, 2020(1)	Currently evaluating the potential impact

(1)	Unless Nomura early adopts which is considered unlikely as of the date of these consolidated financial statements.
(2)	As subsequently amended by ASU 2015-14 “Revenue from Contracts with Customers—Deferral of the Effective Date”, ASU 2016-08 “Revenue from Contracts with Customers—Principal versus Agent Considerations”, ASU 2016-10 “Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing” and ASU 2016-12 “Revenue from Contracts with Customers—Narrow-Scope Improvements and Practical Expedients”.
(3)	As permitted by ASU 2016-01, Nomura currently expects to adopt the changes to the presentation for own credit adjustments prior to April 1, 2018. All other changes introduced by ASU 2016-01 will be adopted on April 1, 2018.

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

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

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

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable valuation inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable valuation inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable valuation inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2015 and 2016 within the fair value hierarchy.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2016
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,032	¥783	¥44	¥—	¥1,859
Private equity investments(3)	—	—	31	—	31
Japanese government securities	2,973	—	—	—	2,973
Japanese agency and municipal securities	—	215	—	—	215
Foreign government, agency and municipal securities	3,673	1,383	4	—	5,060
Bank and corporate debt securities and loans for trading purposes	—	1,061	107	—	1,168
Commercial mortgage-backed securities (“CMBS”)	—	44	17	—	61
Residential mortgage-backed securities (“RMBS”)	—	3,065	9	—	3,074
Real estate-backed securities	—	—	38	—	38
Collateralized debt obligations (“CDOs”) and other(4)	—	80	10	—	90
Investment trust funds and other	356	111	2	—	469

Total trading assets and private equity investments	8,034	6,742	262	—	15,038

Derivative assets(5)
Equity contracts	5	1,229	51	—	1,285
Interest rate contracts	11	28,688	126	—	28,825
Credit contracts	1	649	29	—	679
Foreign exchange contracts	0	6,886	21	—	6,907
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(36,325)	(36,325)

Total derivative assets	18	37,452	227	(36,325)	1,372

Subtotal	¥8,052	¥44,194	¥489	¥(36,325)	¥16,410

Loans and receivables(6)	—	277	26	—	303
Collateralized agreements(7)	—	1,099	—	—	1,099
Other assets
Non-trading debt securities	337	534	0	—	871
Other(3)	426	122	61	—	609

Total	¥8,815	¥46,226	¥576	¥(36,325)	¥19,292

Liabilities:
Trading liabilities
Equities	¥1,108	¥29	¥0	¥—	¥1,137
Japanese government securities	1,746	—	—	—	1,746
Japanese agency and municipal securities	—	9	—	—	9
Foreign government, agency and municipal securities	2,203	747	—	—	2,950
Bank and corporate debt securities	—	519	3	—	522
Commercial mortgage-backed securities (“CMBS”)	—	0	—	—	0
Residential mortgage-backed securities (“RMBS”)	—	3	—	—	3
Collateralized debt obligations (“CDOs”) and other(4)	—	2	—	—	2
Investment trust funds and other	78	2	0	—	80

Total trading liabilities	5,135	1,311	3	—	6,449

Derivative liabilities(5)
Equity contracts	5	1,491	45	—	1,541
Interest rate contracts	8	28,380	109	—	28,497
Credit contracts	1	776	29	—	806
Foreign exchange contracts	0	6,624	30	—	6,654
Commodity contracts	8	0	—	—	8
Netting	—	—	—	(36,456)	(36,456)

Total derivative liabilities	22	37,271	213	(36,456)	1,050

Subtotal	¥5,157	¥38,582	¥216	¥(36,456)	¥7,499

Short-term borrowings(8)	¥1	¥309	¥21	¥—	¥331
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	571	—	—	571
Long-term borrowings(8)(10)(11)	105	2,265	331	—	2,701
Other liabilities(12)	150	111	2	—	263

Total	¥5,413	¥41,838	¥570	¥(36,456)	¥11,365

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option has been elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(8)	Includes structured notes for which the fair value option has been elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option has been elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2015 and 2016, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable. As a practical expedient, fund investments which do not have a readily determinable fair value are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Fund investments where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Fund investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued.

Private equity investments—The determination of fair value of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value. During the year ended March 31, 2014, Nomura recognized a loss of ¥10 billion as a result of using more appropriate inputs to calculate the valuation adjustment for certain uncollateralized derivatives. This change reflected increased transparency around how market participants incorporate this funding cost into their pricing of such derivative transactions and consequently, how they determine fair value. As part of its continuous review of the valuation methodologies applied by market participants, Nomura may further refine its valuation methodology of derivatives in future periods.

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

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. As of March 31, 2015 and March 31, 2016, the fair value of structured notes includes a debit adjustment of ¥0 billion and a debit adjustment of ¥23 billion, respectively, to reflect Nomura’s own creditworthiness. The valuation methodology used to determine this adjustment was refined during the year ended March 31, 2016 by incorporating certain additional term features in Nomura’s credit spreads, which are a key valuation input used to determine the amount of the adjustment. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2015 and 2016. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize the sensitivity of the fair value measurement for each type of financial instrument as a result of an increase in each unobservable valuation input and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value.

	March 31, 2015
Financial instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥ 39	DCF	Liquidity discounts	4.6 – 40.0%	21.6%	Lower fair value	Not applicable

Private equity investments	49	Market multiples	EV/EBITDA ratios Price/Embedded values Liquidity discounts	10.0 x 0.4 x 30.0 – 33.0%	10.0 x 0.4 x 32.3%	Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Foreign government, agency and municipal securities	3	DCF	Credit spreads	0.3 – 6.1%	1.1%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	167	DCF	Credit spreads Recovery rates	0.0 – 33.4% 0.0 – 42.6%	10.4% 24.9%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage- backed securities (“CMBS”)	2	DCF	Yields	18.1 – 50.6%	15.3%	Lower fair value	Not applicable

Residential mortgage- backed securities (“RMBS”)	1	DCF	Yields Prepayment rates	0.1 – 10.6% 2.7 – 12.8%	2.2% 7.5%	Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	13	DCF	Yields Loss severities	17.0 – 26.0% 0.0 – 46.8%	24.3% 18.6%	Lower fair value Lower fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2015
Financial instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Collateralized debt obligations (“CDOs”) and other	15	DCF	Yields Prepayment rates Default probabilities Loss severities	4.7 – 23.4% 0.0 – 20.0% 1.0 – 10.0% 30.0 – 100.0%	12.6% 19.0% 2.2% 32.7%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Derivatives, net:
Equity contracts	¥ (6)	Option models	Dividend yield Volatilities Correlations	0.0 – 8.4% 9.2 – 100.2% (0.75) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(22)	DCF/ Option models	Interest rates Volatilities Correlations	0.8 – 3.3% 13.7 – 300.0% (0.30) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	4	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 19.9% 0.0 – 90.0% 1.0 – 70.0% 0.37 – 0.95	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(5)	Option models	Volatilities	0.6 – 16.1%	—	Higher fair value	Not applicable

Loans and receivables	15	DCF	Credit spreads	0.0 – 12.2%	0.7%	Lower fair value	Not applicable

Other assets
Other(6)	57	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.7% 1.0% 0.6 – 2.4% 30.0%	5.7% 1.0% 1.3% 30.0%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	2.9 – 13.5x 11.5 – 83.9x 0.0 – 5.0 x 20.0 – 30.0%	7.6x 29.3x 1.1x 29.2%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	¥ 1	DCF/ Option models	Volatilities Correlations	15.4 – 47.5% (0.75) – 0.91	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	525	DCF/ Option models	Volatilities Correlations	13.7 – 47.5% (0.75) – 0.99	— —	Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2016
Financial instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥ 44	DCF	Liquidity discounts	30.0 – 45.0%	41.7%	Lower fair value	Not applicable

Private equity investments	31	Market multiples	EV/EBITDA ratios Price/Book ratio Liquidity discounts	7.8x 1.1x 0.0 – 30.0%	7.8x 1.1x 22.9%	Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Foreign government, agency and municipal securities	4	DCF	Credit spreads	0.0 – 5.9%	1.3%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	107	DCF	Credit spreads Recovery rates	0.0 – 40.7% 0.0 – 97.0%	5.3% 68.6%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage- backed securities (“CMBS”)	17	DCF	Yields Loss severities	0.0 – 183.1% 0.0 – 20.0%	7.7% 10.0%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage- backed securities (“RMBS”)	9	DCF	Yields Prepayment rates Loss severities	0.0 – 17.4% 2.7 – 12.0% 4.5 – 60.6%	4.1% 9.0% 30.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	38	DCF	Yields Loss severities	4.0 – 165.1% 0.0 – 100.0%	25.3% 21.4%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	10	DCF	Yields Prepayment rates Default probabilities Loss severities	10.8 – 25.0% 4.0 – 20.0% 2.0 – 5.5% 30.0 – 88.0%	21.1% 19.6% 2.6% 31.8%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Derivatives, net:
Equity contracts	¥ 6	Option models	Dividend yield Volatilities Correlations	0.0 – 13.7% 0.0 – 125.2% (0.74) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2016
Financial instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Interest rate contracts	17	DCF/ Option models	Interest rates Volatilities Correlations	0.1 – 3.3% 13.8 – 422.2% (0.65) – 1.00	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	0	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 45.9% 0.0 – 90.0% 30.0 – 58.1% 0.26 – 0.87	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(9)	Option models	Volatilities	1.0 – 31.6%	—	Higher fair value	Not applicable

Loans and receivables	26	DCF	Credit spreads	0.0 – 16.8%	4.9%	Lower fair value	Not applicable

Other assets
Other(6)	61	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5% 1.0% 0.6 – 0.7% 30.0%	5.5% 1.0% 0.7% 30.0%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	4.0 – 13.5 x 3.7 – 31.5 x 0.0 – 5.6 x 20.0 – 30.0%	8.0 x 19.6 x 1.1 x 27.7%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥ 3	DCF	Credit spreads	0.9 – 10.3%	2.9%	Lower fair value	Not applicable

Short-term borrowings	21	DCF/ Option models	Volatilities	34.6%	—	Higher fair value	Not applicable

Long-term borrowings	331	DCF/ Option models	Volatilities Correlations	13.8 – 91.4% (0.57) – 0.99	— —	Higher fair value Higher fair value	No predictable interrelationship

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.
(4)	The impact of an increase in the significant unobservable input on the fair value measurement for a derivative assumes Nomura is long risk to the input eg long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.
(5)	Consideration of the interrelationships between significant unobservable inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.
(6)	Valuation technique(s) and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2015 and 2016. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the year ended March 31, 2016, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2015
	Balance as of April 1, 2014	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2015
Assets:
Trading assets and private equity investments
Equities	¥68	¥1	¥—	¥28	¥(52)	¥—	¥2	¥3	¥(11)	¥39
Private equity investments	42	2	—	6	(2)	—	1	—	0	49
Japanese agency and municipal securities	—	—	—	0	0	—	—	—	—	—
Foreign government, agency and municipal securities	26	8	—	150	(152)	—	—	7	(36)	3
Bank and corporate debt securities and loans for trading purposes	116	8	—	200	(154)	—	15	33	(51)	167
Commercial mortgage-backed securities (“CMBS”)	3	0	—	6	(9)	—	0	2	0	2
Residential mortgage-backed securities (“RMBS”)	3	(1)	—	1	(5)	—	—	4	(1)	1
Real estate-backed securities	0	0	—	4	(24)	—	1	34	(2)	13
Collateralized debt obligations (“CDOs”) and other	13	(5)	—	44	(43)	—	4	20	(18)	15
Investment trust funds and other	30	3	—	1	(11)	—	0	0	(19)	4

Total trading assets and private equity investments	301	16	—	440	(452)	—	23	103	(138)	293

Derivatives, net(4)
Equity contracts	11	(2)	—	—	—	(14)	0	(10)	9	(6)
Interest rate contracts	(39)	(27)	—	—	—	39	1	(3)	7	(22)
Credit contracts	5	(13)	—	—	—	13	0	0	(1)	4
Foreign exchange contracts	5	(1)	—	—	—	(12)	1	1	1	(5)
Commodity contracts	0	0	—	—	—	0	0	0	—	0

Total derivatives, net	(18)	(43)	—	—	—	26	2	(12)	16	(29)

Subtotal	¥283	¥(27)	¥—	¥440	¥(452)	¥26	¥25	¥91	¥(122)	¥264

Loans and receivables	¥26	¥ (1)	¥—	¥—	¥(14)	¥—	¥4	¥0	¥—	¥15
Other assets
Non-trading debt securities	3	0	0	—	(3)	—	0	—	—	0
Other	56	1	1	3	(5)	—	1	—	0	57

Total	¥368	¥(27)	¥1	¥443	¥(474)	¥26	¥30	¥91	¥(122)	¥336

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2015
	Balance as of April 1, 2014	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2015
Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥4	¥0	¥—	¥0	¥0	¥ (2)	¥3
Bank and corporate debt securities	0	0	—	0	0	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	—	0	—	1	(1)	—	0	—	—	—

Total trading liabilities	¥1	¥0	¥—	¥5	¥(1)	¥—	¥0	¥0	¥(2)	¥3

Short-term borrowings	3	(1)	—	1	(2)	—	0	0	(2)	1
Payables and deposits	0	0	—	0	0	—	0	—	0	0
Long-term borrowings	394	(83)	—	419	(467)	—	8	121	(33)	525

Total	¥398	¥(84)	¥—	¥425	¥(470)	¥—	¥8	¥121	¥(37)	¥529

		Billions of yen
		Year ended March 31, 2016
	Balance as of April 1, 2015	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2016
Assets:
Trading assets and private equity investments
Equities	¥39	¥(1)	¥—	¥20	¥(12)	¥—	¥(2)	¥2	¥(2)	¥44
Private equity investments	49	14	—	3	(27)	—	(2)	—	(6)	31
Japanese agency and municipal securities	—	0	—	11	(11)	—	—	—	0	—
Foreign government, agency and municipal securities	3	0	—	21	(22)	—	0	3	(1)	4
Bank and corporate debt securities and loans for trading purposes	167	(9)	—	164	(243)	—	(9)	60	(23)	107
Commercial mortgage-backed securities (“CMBS”)	2	2	—	15	(3)	—	0	1	—	17
Residential mortgage-backed securities (“RMBS”)	1	0	—	1	(1)	—	0	8	—	9
Real estate-backed securities	13	0	—	35	(20)	—	(3)	13	—	38
Collateralized debt obligations (“CDOs”) and other	15	(8)	—	9	(14)	—	(1)	16	(7)	10
Investment trust funds and other	4	0	—	2	(1)	—	0	0	(3)	2

Total trading assets and private equity investments	293	(2)	—	281	(354)	—	(17)	103	(42)	262

Derivatives, net(4)
Equity contracts	(6)	11	—	—	—	(4)	0	1	4	6
Interest rate contracts	(22)	(17)	—	—	—	61	(3)	(1)	(1)	17
Credit contracts	4	(1)	—	—	—	(4)	0	(6)	7	0
Foreign exchange contracts	(5)	(14)	—	—	—	18	1	(3)	(6)	(9)
Commodity contracts	0	0	—	—	—	0	0	—	—	—

Total derivatives, net	(29)	(21)	—	—	—	71	(2)	(9)	4	14

Subtotal	¥264	¥(23)	¥—	¥281	¥(354)	¥71	¥(19)	¥94	¥(38)	¥276

Loans and receivables	¥15	¥(1)	¥—	¥7	¥(1)	¥—	¥(2)	¥8	¥—	¥26
Other assets
Non-trading debt securities	0	—	—	—	—	—	0	—	—	0
Other	57	5	0	4	(4)	—	(1)	0	0	61

Total	¥336	¥(19)	¥0	¥292	¥(359)	¥71	¥(22)	¥102	¥(38)	¥363

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2016
	Balance as of April 1, 2015	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2016
Liabilities:
Trading liabilities
Equities	¥3	¥(1)	¥—	¥1	¥(4)	¥—	¥0	¥1	¥(2)	¥0
Bank and corporate debt securities	0	(2)	—	1	0	—	0	1	(1)	3
Investment trust funds and other	—	0	—	—	—	—	0	0	—	0

Total trading liabilities	¥3	¥(3)	¥—	¥2	¥(4)	¥—	¥0	¥2	¥(3)	¥3

Short-term borrowings	1	(2)	—	27	(1)	—	0	9	(17)	21
Payables and deposits	0	0	—	0	0	—	0	—	—	0
Long-term borrowings	525	30	—	232	(412)	—	(7)	114	(91)	331
Other liabilities	—	(2)	—	0	0	—	0	0	0	2

Total	¥529	¥23	—	261	(417)	—	(7)	¥125	(111)	357

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the year are excluded from the table.
(4)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2015 and 2016, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2015	2016
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(4)	¥0
Private equity investments	2	6
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	1	0
Bank and corporate debt securities and loans for trading purposes	0	(8)
Commercial mortgage-backed securities (“CMBS”)	0	4
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	(1)	0
Collateralized debt obligations (“CDOs”) and other	(3)	(4)
Investment trust funds and other	4	0

Total trading assets and private equity investments	(1)	(2)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2015	2016
	Unrealized gains / (losses)(1)
Derivatives, net(2)
Equity contracts	(1)	4
Interest rate contracts	(11)	14
Credit contracts	(13)	(4)
Foreign exchange contracts	(5)	(9)
Commodity contracts	0	—

Total derivatives, net	(30)	5

Subtotal	¥(31)	¥3

Loans and receivables	0	(1)
Other assets
Non-trading debt securities	0	0
Other	1	4

Total	¥(30)	¥6

Liabilities:
Trading liabilities
Equities	¥0	¥0
Bank and corporate debt securities	0	(2)
Investment trust funds and other	—	0

Total trading liabilities	¥0	¥(2)

Short-term borrowings	0	(2)
Payables and deposits	0	1
Long-term borrowings	(14)	33
Other liabilities	—	(2)

Total	¥(14)	¥28

(1)	Includes gains and losses reported within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers between Level 1 and Level 2

During the year ended March 31, 2015, a total of ¥218 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥199 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became less active. This also comprised ¥6 billion of Foreign government, agency and municipal securities, ¥8 billion of Investment trust funds and other and ¥4 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became less active. During the same period, a total of ¥41 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥39 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became less active.

During the year ended March 31, 2016, a total of ¥85 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥65 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became less active. This also comprised ¥20 billion of Investment trust funds and other, which were transferred because the observable markets in which these instruments were traded became less active. During the same period, a total of ¥28 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥27 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became less active.

During the year ended March 31, 2015, the amount of ¥407 billion of equity derivative assets and ¥362 billion of equity derivative liabilities were transferred from Level 1 to Level 2. The fair value of certain exchange-traded equity derivatives has been determined using a model price rather than exchange price. Use of a model price is more representative of fair value than exchange price because of the higher volume and frequency of trading in the underlying equity instruments.

During the year ended March 31, 2015, a total of ¥125 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥103 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥6 billion of Bank and corporate debt securities and loans for trading purposes, ¥11 billion of Investment trust funds and other and ¥4 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became more active. During the same period, a total of ¥69 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥68 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became more active.

During the year ended March 31, 2016, a total of ¥87 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥60 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥21 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became more active. During the same period, a total of ¥25 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥24 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became more active.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers out of Level 3

During the year ended March 31, 2015, a total of ¥138 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥11 billion of Equities which were transferred because certain liquidity discounts became observable, ¥36 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable, ¥51 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spreads and recovery rates became observable, ¥18 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥19 billion of Investment trust funds and other which were transferred because certain credit spreads and correlation valuation inputs became observable. During the same period, a total of ¥37 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥33 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

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

During the year ended March 31, 2016, a total of ¥42 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥23 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spreads and recovery rates became observable. During the same period, a total of ¥111 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥17 billion of Short-term borrowings, and ¥91 billion of Long-term borrowings, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2016, a total amount of net derivative liabilities which were transferred out of Level 3 was not significant.

Transfers into Level 3

During the year ended March 31, 2015, a total of ¥103 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥7 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable, ¥33 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable, ¥34 billion of Real estate-backed securities which were transferred because certain yields and loss severities became unobservable and ¥20 billion of CDOs and other which were transferred because certain yield, prepayment rate, default probability and loss severity valuation inputs became unobservable. The amount of gains and losses on these transfer reported in Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Real estate-backed securities and CDOs and other which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥121 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised ¥121 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2015, a total of ¥12 billion of net derivative liabilities were also transferred into Level 3. This comprised ¥10 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became unobservable. Gains on the equity derivative liabilities which were recognized in the quarter when the transfer into Level 3 occurred were ¥5 billion.

During the year ended March 31, 2016, a total of ¥111 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥60 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable, ¥13 billion of Real estate-backed securities which were transferred because certain yield and loss severity valuation inputs became unobservable and ¥16 billion of Collateralized debt obligations (“CDOs”) and other, which were transferred because certain yield, prepayment rate, default probability and loss severity valuation inputs became unobservable. The amount of gains and losses on these transfer reported in Bank and corporate debt securities and loans for trading purposes, Real estate-backed securities and Collateralized debt obligations (“CDOs”) and other which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥125 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥114 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2016, a total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was also not significant.

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

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2015 and 2016. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2015
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥98	¥0	Monthly	Same day-90 days
Venture capital funds	3	1	—	—
Private equity funds	47	20	—	—
Real estate funds	1	—	—	—

Total	¥149	¥21

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2016
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥58	¥0	Monthly	Same day-90 days
Venture capital funds	2	1	—	—
Private equity funds	38	19	—	—
Real estate funds	1	—	—	—

Total	¥99	¥20

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2014, 2015 and 2016.

	Billions of yen
	Year ended March 31
	2014	2015	2016
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥0	¥1
Private equity investments	(0)	1	1
Loans and receivables	3	4	5
Collateralized agreements(3)	4	4	2
Other assets(2)	17	6	(22)

Total	¥24	¥15	¥(13)

Liabilities:
Short-term borrowings(4)	¥0	¥11	¥14
Collateralized financing(3)	(3)	(2)	6
Long-term borrowings(4)(5)	11	(7)	79
Other liabilities(6)	0	0	(2)

Total	¥8	¥2	¥97

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

Nomura currently carries its investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) at fair value through election of the fair value option. Nomura held 37.1% of the common stock as of March 31, 2014 and 2015, 36.9% as of March 31, 2016. This investment was reported within Trading assets and private equity investments—Private equity investments and Other assets—Other as of March 31, 2014 and Other assets—Other as of March 31, 2015 and 2016 in the consolidated balance sheets.

On November 2, 2015, Ashikaga Holdings agreed to merge with Joyo Bank, Ltd. through a share exchange which is scheduled to be effective on October 1, 2016. Nomura’s investment in the common stock of Ashikaga Holdings will continue to be carried at fair value after the share exchange.

Ashikaga Holdings recognized total revenue of ¥108 billion, total expense of ¥80 billion and net income after tax of ¥24 billion for the year ended March 31, 2014. As of March 31, 2014, its total assets and total liabilities were ¥5,612 billion and ¥5,371 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥97 billion, total expense of ¥76 billion and net income after tax of ¥17 billion for the year ended March 31, 2015. As of March 31, 2015,

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

its total assets and total liabilities were ¥5,864 billion and ¥5,577 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥102 billion, total expense of ¥72 billion and net income after tax of ¥22 billion for the year ended March 31, 2016. As of March 31, 2016, its total assets and total liabilities were ¥6,106 billion and ¥5,803 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques using a rate which incorporates observable changes in its credit spread.

Losses from changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥9 billion for the year ended March 31, 2014, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥2 billion for the year ended March 31, 2015, mainly due to the widening of Nomura’s credit spread. Gains from changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥23 billion for the year ended March 31, 2016, mainly due to the widening of Nomura’s credit spread.

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

As of March 31, 2016, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥2 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 19% of total assets as of March 31, 2015 and 20% as of March 31, 2016.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2015 and 2016. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2015
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,510	¥1,815	¥3,098	¥446	¥7,869

	Billions of yen
	March 31, 2016
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,188	¥2,445	¥2,197	¥418	¥8,248

(1)	Other than above, there were ¥635 billion and ¥577 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2015 and 2016, respectively. These securities are primarily Japanese government, agency and municipal securities.

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

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is generally estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is generally estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified in Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2015 and 2016.

	Billions of yen
	March 31, 2015(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,315	¥1,315	¥1,315	¥—	¥—
Time deposits	328	328	—	328	—
Deposits with stock exchanges and other segregated cash	453	453	—	453	—
Loans receivable(2)	1,460	1,460	—	1,141	319
Securities purchased under agreements to resell	8,481	8,481	—	8,479	2
Securities borrowed	8,238	8,238	—	8,238	—

Total	¥20,275	¥20,275	¥1,315	¥18,639	¥321

Liabilities:
Short-term borrowings	¥662	¥662	¥—	¥661	¥1
Deposits received at banks	1,220	1,220	—	1,220	0
Securities sold under agreements to repurchase	12,217	12,217	—	12,214	3
Securities loaned	2,494	2,494	—	2,494	—
Long-term borrowings	8,336	8,365	80	7,760	525

Total	¥24,929	¥24,958	¥80	¥24,349	¥529

	Billions of yen
	March 31, 2016(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,476	¥3,476	¥3,476	¥—	¥—
Time deposits	197	197	—	197	—
Deposits with stock exchanges and other segregated cash	226	226	—	226	—
Loans receivable(2)	1,605	1,605	—	1,180	425
Securities purchased under agreements to resell	9,205	9,205	—	9,205	—
Securities borrowed	5,872	5,872	—	5,872	—

Total	¥20,581	¥20,581	¥3,476	¥16,680	¥425

Liabilities:
Short-term borrowings	¥663	¥663	¥1	¥641	¥21
Deposits received at banks	2,223	2,223	—	2,223	0
Securities sold under agreements to repurchase	14,192	14,192	—	14,192	—
Securities loaned	1,937	1,936	—	1,936	—
Long-term borrowings	8,130	8,128	104	7,692	332

Total	¥27,145	¥27,142	¥105	¥26,684	¥353

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

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

During the year ended March 31, 2016, Nomura recognized other-than-temporary impairment losses of ¥2 billion within Non-interest expenses—Other in the consolidated statements of operations against certain listed equity method investees. The carrying amount of these investments, which is reported within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheets, was written down to their fair value of ¥3 billion. Fair value was determined in accordance with ASC 820 using unadjusted quoted market prices. Consequently, these nonrecurring fair value measurements have been determined using valuation inputs which would be classified as Level 1 in the fair value hierarchy.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2015 and 2016. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2015
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥33,930	¥(31,773)	¥(1,713)	¥444

	Billions of yen
	March 31, 2016
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥35,166	¥(33,104)	¥(1,560)	¥502

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2015 and 2016 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2016
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥17,460	¥1,285	¥17,019	¥1,541
Interest rate contracts	1,121,588	28,765	1,134,813	28,494
Credit contracts	23,802	679	23,460	806
Foreign exchange contracts	174,061	6,900	169,504	6,650
Commodity contracts	2,197	1	8,224	8

Total	¥1,339,108	¥37,630	¥1,353,020	¥37,499

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,506	¥60	¥—	¥—
Foreign exchange contracts	254	7	139	4

Total	¥1,760	¥67	¥139	¥4

Total derivatives	¥1,340,868	¥37,697	¥1,353,159	¥37,503

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives with multiple risk underlying. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2015 and 2016, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

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

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets as of March 31, 2015 and 2016 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2015		March 31, 2016
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥1,191	¥1,349	¥945	¥1,126
OTC centrally-cleared	—	—	—	—
Exchange-traded	556	634	340	415
Interest rate contracts
OTC settled bilaterally	12,421	12,580	11,372	11,102
OTC centrally-cleared	19,226	19,102	17,442	17,387
Exchange-traded	18	9	11	5
Credit contracts
OTC settled bilaterally	1,003	1,023	577	709
OTC centrally-cleared	103	93	101	96
Exchange-traded	5	2	1	1
Foreign exchange contracts
OTC settled bilaterally	7,562	6,977	6,888	6,639
OTC centrally-cleared	10	10	19	15
Exchange-traded	5	5	0	0
Commodity contracts
OTC settled bilaterally	0	0	0	6
OTC centrally-cleared	—	—	—	—
Exchange-traded	0	1	1	2

Total gross derivative balances(2)	¥42,100	¥41,785	¥37,697	¥37,503

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen		Billions of yen
	March 31, 2015		March 31, 2016
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Less: Amounts offset in the consolidated balance sheets(3)	(40,514)	(40,460)	(36,325)	(36,456)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,586	¥1,325	¥1,372	¥1,047
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	¥(252)	¥(53)	¥(457)	¥(59)
Cash collateral	—	(4)	—	(7)

Net amount	¥1,334	¥1,268	¥915	¥981

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2015, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥298 billion and ¥447 billion, respectively. As of March 31, 2016, the gross balance of such derivative assets and derivative liabilities was ¥203 billion and ¥326 billion, respectively.
(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2015, Nomura offset a total of ¥1,830 billion of cash collateral receivables against net derivative liabilities and ¥1,884 billion of cash collateral payables against net derivative assets. As of March 31, 2016, Nomura offset a total of ¥1,885 billion of cash collateral receivables against net derivative liabilities and ¥1,754 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2015, a total of ¥223 billion of cash collateral receivables and ¥757 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2016, a total of ¥298 billion of cash collateral receivables and ¥466 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts recognized in the consolidated statements of income for the years ended March 31, 2014, 2015, 2016 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2014	2015	2016
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(91)	¥(9)	¥372
Interest rate contracts	102	(105)	(142)
Credit contracts	(123)	11	92
Foreign exchange contracts	(30)	(17)	134
Commodity contracts	1	(2)	(73)

Total	¥(141)	¥(122)	¥383

(1)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2014, 2015 and 2016, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts recognized in the consolidated statements of income for the years ended March 31, 2014, 2015 and 2016 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2014	2015	2016
Derivatives designated as hedging instruments:
Interest rate contracts	¥2	¥29	¥26
Foreign exchange contracts	—	(1)	8

Total	¥2	¥28	¥34

Hedged items:
Long-term borrowings	¥(2)	¥(29)	¥(26)
Non-trading debt securities	—	1	(8)

Total	¥(2)	¥(28)	¥(34)

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

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges recognized in the consolidated statements of comprehensive income for the years ended March 31, 2014, 2015 and 2016.

	Billions of yen
	Year ended March 31
	2014	2015	2016
Hedging instruments:
Foreign exchange contracts	¥(12)	¥7	¥7

Total	¥(12)	¥7	¥7

(1)	The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2014, 2015 and 2016.

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

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2015 was ¥874 billion with related collateral pledged of ¥708 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2015, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥19 billion.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2016, was ¥719 billion with related collateral pledged of ¥587 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2016, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥15 billion.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2015 and 2016.

	Billions of yen
	March 31, 2015
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(21)	¥18,808	¥4,146	¥7,396	¥5,657	¥1,609	¥16,519
Credit default indices	(22)	6,044	919	1,926	2,462	737	5,240
Other credit risk related portfolio products	(8)	673	324	217	117	15	293
Credit risk related options and swaptions	0	300	—	—	255	45	255

Total	¥(51)	¥25,825	¥5,389	¥9,539	¥8,491	¥2,406	¥22,307

	Billions of yen
	March 31, 2016
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥131	¥15,609	¥3,658	¥5,292	¥5,252	¥1,407	¥12,796
Credit default indices	52	5,797	918	1,623	2,505	751	4,295
Other credit risk related portfolio products	12	355	71	248	24	12	209
Credit risk related options and swaptions	0	67	—	—	67	—	67

Total	¥195	¥21,828	¥4,647	¥7,163	¥7,848	¥2,170	¥17,367

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

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

	Billions of yen
	March 31, 2015
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,768	¥1,418	¥4,766	¥6,722	¥2,526	¥1,608	¥18,808
Credit default indices	85	14	3,936	1,306	376	327	6,044
Other credit risk related portfolio products	38	—	1	4	1	629	673
Credit risk related options and swaptions	—	—	277	—	—	23	300

Total	¥1,891	¥1,432	¥8,980	¥8,032	¥2,903	¥2,587	¥25,825

	Billions of yen
	March 31, 2016
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,230	¥1,305	¥4,407	¥5,428	¥2,243	¥996	¥15,609
Credit default indices	178	15	4,249	939	224	192	5,797
Other credit risk related portfolio products	19	—	1	3	1	331	355
Credit risk related options and swaptions	—	—	—	67	—	—	67

Total	¥1,427	¥1,320	¥8,657	¥6,437	¥2,468	¥1,519	¥21,828

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

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

As of March 31, 2016 there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2015 and 2016, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen
	March 31, 2015
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥25,532	¥8,460	¥29,268	¥2,924
Less: Amounts offset in the consolidated balance sheets(2)	(17,051)	(242)	(17,051)	(242)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥8,481	¥8,218	¥12,217	¥2,682

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(6,295)	(6,531)	(10,058)	(2,371)
Cash collateral	(1)	—	—	—

Net amount	¥2,185	¥1,687	¥2,159	¥311

	Billions of yen
	March 31, 2016
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥25,834	¥5,868	¥30,821	¥2,260
Less: Amounts offset in the consolidated balance sheets(2)	(16,629)	(5)	(16,629)	(5)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥9,205	¥5,863	¥14,192	¥2,255

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(7,052)	(4,553)	(11,503)	(1,713)
Cash collateral	0	—	0	—

Net amount	¥2,153	¥1,310	¥2,689	¥542

(1)

Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2015, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,979 billion and ¥2,091 billion, respectively. As of March 31, 2015, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,507 billion and ¥52 billion, respectively. As of March 31, 2016, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥940 billion and ¥2,176 billion, respectively. As of March 31, 2016, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,162 billion and ¥186 billion, respectively.
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

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2016. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2016
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥12,271	¥14,713	¥2,109	¥1,229	¥499	¥30,821
Securities lending transactions	1,264	751	131	102	12	2,260

Total gross recognized liabilities(2)	¥13,535	¥15,464	¥2,240	¥1,331	¥511	¥33,081

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2016. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2016
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥90	¥2,112	¥2,202
Japanese government, agency and municipal securities	854	12	866
Foreign government, agency and municipal securities	24,137	132	24,269
Bank and corporate debt securities	2,119	3	2,122
Commercial mortgage-backed securities (“CMBS”)	10	—	10
Residential mortgage-backed securities (“RMBS”)(1)	3,530	—	3,530
Collateralized debt obligations (“CDOs”) and other	81	—	81
Investment trust funds and other	—	1	1

Total gross recognized liabilities(2)	¥30,821	¥2,260	¥33,081

(1)	Includes ¥3,415 billion of US government sponsored agency mortgage pass-through securities and collateralized mortgage obligations.
(2)	Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2015 and 2016.

	Billions of yen
	March 31
	2015	2016
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥45,397	¥40,714
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	39,165	34,172

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral pledged by Nomura

Nomura pledges firm-owned securities to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2015 and 2016.

	Millions of yen
	March 31
	2015	2016
Trading assets:
Equities and convertible securities	¥95,331	¥104,642
Government and government agency securities	1,122,308	731,430
Bank and corporate debt securities	139,062	68,029
Commercial mortgage-backed securities (“CMBS”)	32,894	6,031
Residential mortgage-backed securities (“RMBS”)	1,391,414	2,684,186
Collateralized debt obligations (“CDOs”) and other(1)	104,877	32,348
Investment trust funds and other	45,619	78,158

	¥2,931,505	¥3,704,824

Deposits with stock exchanges and other segregated cash	¥—	¥2,000
Non-trading debt securities	47,959	24,057
Investments in and advances to affiliated companies	¥32,034	¥32,907

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2015 and 2016.

	Millions of yen
	March 31
	2015	2016
Loans and receivables	¥1,220	¥249
Trading assets	1,833,959	1,755,260
Office buildings, land, equipment and facilities	5,362	5,355
Non-trading debt securities	264,685	191,545
Other	34	30

	¥2,105,260	¥1,952,439

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Non-trading securities:

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2015 and 2016.

	Millions of yen
	March 31, 2015
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥106,785	¥5,123	¥36	¥111,872
Other debt securities(2)	161,631	22,717	95	184,253
Equity securities(3)	40,315	22,751	230	62,836

Total	¥308,731	¥50,591	¥361	¥358,961

	Millions of yen
	March 31, 2016
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥84,926	¥4,046	¥162	¥88,810
Other debt securities(2)	161,685	14,078	1,251	174,512
Equity securities(3)	42,132	24,101	233	66,000

Total	¥288,743	¥42,225	¥1,646	¥329,322

(1)	Primarily Japanese government, agency and municipal securities.
(2)	Primarily corporate debt securities.
(3)	Primarily Japanese equity securities.

For the year ended March 31, 2015, non-trading securities of ¥75,745 million were disposed of resulting in ¥5,008 million of realized gains and ¥15 million of realized losses. Total proceeds received from these disposals were ¥80,738 million. For the year ended March 31, 2016, non-trading securities of ¥63,752 million were disposed of resulting in ¥3,841 million of realized gains and ¥631 million of realized losses. Total proceeds received from these disposals were ¥66,962 million. Related gains and losses were computed using the average method. There were no transfers of non-trading securities to trading assets for the year ended March 31, 2015 and 2016

The following table presents an analysis of the fair value of non-trading debt securities by residual contractual maturity as of March 31, 2016. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2016
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥263,322	¥23,543	¥150,072	¥70,079	¥19,628

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2015 and 2016.

	Millions of yen
	March 31, 2015
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥17,536	¥5	¥13,127	¥31	¥30,663	¥36
Other debt securities	12,814	95	—	—	12,814	95
Equity securities	2,064	230	—	—	2,064	230

Total	¥32,414	¥330	¥13,127	¥31	¥45,541	¥361

	Millions of yen
	March 31, 2016
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥4,611	¥159	¥13,673	¥3	¥18,284	¥162
Other debt securities	35,606	1,251	—	—	35,606	1,251
Equity securities	4,113	233	—	—	4,113	233

Total	¥44,330	¥1,643	¥13,673	¥3	¥58,003	¥1,646

As of March 31, 2015, the total number of non-trading securities in unrealized loss positions was 26. As of March 31, 2016, the total number of non-trading securities in unrealized loss positions was 52.

For the years ended March 31, 2015 and 2016, other-than-temporary impairment losses recognized for non-trading equity securities and reported within Revenue—Other were ¥16 million and ¥486 million, respectively. For the year ended March 31, 2015, the credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was ¥98 million. For the year ended March 31, 2016, there were no credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities. For the year ended March 31, 2015 and March 31, 2016, the non-credit loss component of other-than-temporary impairment losses recognized for Government, agency and municipal securities and other debt securities and reported within Other comprehensive income (loss) were ¥31 million and ¥(28) million. For the year ended March 31, 2015 and 2016, other gross unrealized losses of non-trading securities were considered temporary.

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

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2015 and 2016, Nomura received cash proceeds from SPEs in new securitizations of ¥261 billion and ¥382 billion, respectively, and the associated gain (loss) on sale was not significant. For the years ended March 31, 2015 and 2016, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,276 billion and ¥1,867 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥823 billion and ¥1,412 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,656 billion and ¥6,533 billion as of March 31, 2015 and 2016, respectively. Nomura’s retained interests were ¥233 billion and ¥200 billion as of March 31, 2015 and 2016, respectively. For the years ended March 31, 2015 and 2016, Nomura received cash flows of ¥23 billion and ¥51 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥2 billion and ¥2 billion as of March 31, 2015 and 2016, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2015 and 2016.

	Billions of yen
	March 31, 2015
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥231	¥—	¥231	¥231	¥—
Bank and corporate debt securities	—	—	0	0	—	0
CMBS and RMBS	—	2	0	2	0	2

Total	¥—	¥233	¥0	¥233	¥231	¥2

	Billions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥197	¥—	¥197	¥197	¥—
Bank and corporate debt securities	—	—	0	0	—	0
CMBS and RMBS	—	3	0	3	0	3

Total	¥—	¥200	¥0	¥200	¥197	¥3

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions as of March 31, 2015 and 2016.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2015	2016
Fair value of retained interests(1)	¥208	¥171
Weighted-average life (Years)	5.4	5.4
Constant prepayment rate	6.1%	5.4%
Impact of 10% adverse change	(2.3)	(1.4)
Impact of 20% adverse change	(4.3)	(2.4)
Discount rate	2.4%	2.4%
Impact of 10% adverse change	(0.9)	(0.9)
Impact of 20% adverse change	(1.8)	(1.6)

(1)	The sensitivity analysis covers the material retained interests held of ¥208 billion out of ¥233 billion as of March 31, 2015 and ¥171 billion out of ¥200 billion as of March 31, 2016. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2015 and 2016. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2015	2016
Assets
Trading assets
Equities	¥83	¥22
Debt securities	26	24
CMBS and RMBS	22	20

Total	¥131	¥66

Liabilities
Long-term borrowings	¥129	¥127

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

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In these cases, Nomura focuses its analysis on decisions made prior to the initial closing of the transaction, and considers factors such as the nature of the underlying assets held by the VIE, the involvement of third party investors in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determined that it is not the primary beneficiary on the basis that control over the most significant decisions relating to these entities are shared with third party investors. In some cases, however, Nomura has consolidated such VIEs, for example, where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was not significant at inception of the transaction.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2015 and 2016. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2015	2016
Consolidated VIE assets
Cash and cash equivalents	¥9	¥3
Trading assets
Equities	461	530
Debt securities	473	756
CMBS and RMBS	71	22
Derivatives	2	1
Private equity investments	1	1
Securities purchased under agreements to resell	1	—
Office buildings, land, equipment and facilities	15	3
Other	24	7

Total	¥1,057	¥1,323

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥1	¥—
Derivatives	11	3
Securities sold under agreements to repurchase	1	—
Borrowings
Short-term borrowings	—	65
Long-term borrowings	750	744
Other	2	2

Total	¥765	¥814

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2015 and 2016. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2015
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥123	¥—	¥123
Debt securities	237	—	237
CMBS and RMBS	2,521	—	2,521
Investment trust funds and other	387	—	387
Derivatives	0	—	2
Private equity investments	24	—	24
Loans	314	—	314
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	40

Total	¥3,610	¥—	¥3,652

	Billions of yen
	March 31, 2016
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥87	¥—	¥87
Debt securities	118	—	118
CMBS and RMBS	3,067	—	3,067
Investment trust funds and other	413	—	413
Derivatives	0	—	2
Private equity investments	14	—	14
Loans	423	—	423
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	42

Total	¥4,126	¥—	¥4,170

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

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

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

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2015, and 2016 by portfolio segment.

	Millions of yen
	March 31, 2015
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥324,503	¥—	¥324,503
Short-term secured margin loans	425,245	—	425,245
Inter-bank money market loans	16,995	—	16,995
Corporate loans	377,114	317,218	694,332

Total loans receivable	¥1,143,857	¥317,218	¥1,461,075

Advances to affiliated companies	2,104	—	2,104

Total	¥1,145,961	¥317,218	¥1,463,179

	Millions of yen
	March 31, 2016
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥364,976	¥—	¥364,976
Short-term secured margin loans	377,437	—	377,437
Inter-bank money market loans	9,751	—	9,751
Corporate loans	551,673	301,766	853,439

Total loans receivable	¥1,303,837	¥301,766	¥1,605,603

Advances to affiliated companies	300	—	300

Total	¥1,304,137	¥301,766	¥1,605,903

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

The amount of significant purchases of corporate loans during the year ended March 31, 2015 was ¥79,811 million. The amount of significant sales of corporate loans during the year ended March 31, 2015 was ¥15,187 million. During the same period, there were no significant reclassifications of loans receivable to trading assets.

The amount of significant purchases of corporate loans during the year ended March 31, 2016 was ¥124,161 million. There were no significant sales of corporate loans during the year ended March 31, 2016. During the same period, there were no significant reclassifications of loans receivable to trading assets.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present changes in the total allowance for credit losses for the years ended March 31, 2014, 2015 and 2016.

	Millions of yen
	Year ended March 31, 2014
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258
Provision for credit losses	(109)	61	—	(13)	(28)	(89)	960	871
Charge-offs	(2)	—	—	—	—	(2)	(146)	(148)
Other(1)	(0)	—	—	0	—	0	28	28

Ending balance	¥678	¥87	¥—	¥82	¥1	¥848	¥2,161	¥3,009

	Millions of yen
	Year ended March 31, 2015
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥678	¥87	¥—	¥82	¥1	¥848	¥2,161	¥3,009
Provision for credit losses	61	53	—	(3)	0	111	254	365
Charge-offs	—	—	—	—	—	—	(189)	(189)
Other(1)	—	2	—	0	—	2	66	68

Ending balance	¥739	¥142	¥—	¥79	¥1	¥961	¥2,292	¥3,253

	Millions of yen
	Year ended March 31, 2016
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥739	¥142	¥—	¥79	¥1	¥961	¥2,292	¥3,253
Provision for credit losses	173	(75)	7	(71)	(1)	33	287	320
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	(1)	—	(0)	—	(1)	(95)	(96)

Ending balance	¥912	¥66	¥7	¥8	¥0	¥993	¥2,484	¥3,477

(1)	Includes the effect of foreign exchange movements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2015 and 2016.

	Millions of yen
	March 31, 2015
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥3	¥84	¥—	¥7	¥—	¥94
Evaluated collectively	736	58	—	72	1	867

Total allowance for credit losses	¥739	¥142	¥—	¥79	¥1	¥961

Loans by impairment methodology
Evaluated individually	¥4,929	¥172,259	¥16,995	¥369,113	¥174	¥563,470
Evaluated collectively	319,574	252,986	—	8,001	1,930	582,491

Total loans	¥324,503	¥425,245	¥16,995	¥377,114	¥2,104	¥1,145,961

	Millions of yen
	March 31, 2016
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥—	¥—	¥7	¥—	¥7
Evaluated collectively	912	66	7	1	0	986

Total allowance for credit losses	¥912	¥66	¥7	¥8	¥0	¥993

Loans by impairment methodology
Evaluated individually	¥4,513	¥139,183	¥1,371	¥543,050	¥—	¥688,117
Evaluated collectively	360,463	238,254	8,380	8,623	300	616,020

Total loans	¥364,976	¥377,437	¥9,751	¥551,673	¥300	¥1,304,137

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

As of March 31, 2015 and 2016, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As of March 31, 2015 and 2016, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amount of TDRs which occurred during the years ended March 31, 2015 and 2016 was not significant.

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

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2015 and 2016.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2016
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥125,371	¥75,853	¥0	¥39,281	¥240,505
Unsecured loans at banks	122,411	2,059	1	—	124,471
Short-term secured margin loans	—	—	—	377,437	377,437
Secured inter-bank money market loans	—	—	—	—	—
Unsecured inter-bank money market loans	9,751	—	—	—	9,751
Secured corporate loans	268,206	264,323	3,974	4,119	540,622
Unsecured corporate loans	2,957	1,123	—	6,971	11,051
Advances to affiliated companies	300	—	—	—	300

Total	¥528,996	¥343,358	¥3,975	¥427,808	¥1,304,137

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

The following table below presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA’.

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range’.

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range’.

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range’.

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range’.

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default—more than that of “B range”.

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rating Range	Definition
C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

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

The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2016.

	Millions of yen
	March 31, 2016
	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,093	¥(1,502)	¥1,591
Aircraft	4,655	(1,177)	3,478

Total	¥7,748	¥(2,679)	¥5,069

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥1,579 million, ¥1,659 million and ¥1,229 million for the years ended March 31, 2014, 2015 and 2016, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancellable operating leases as of March 31, 2016 were ¥4,020 million and these future minimum lease payments to be received are scheduled as below:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥4,020	¥555	¥553	¥550	¥550	¥550	¥1,262

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura as lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities in Japan and overseas under noncancellable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2014, 2015 and 2016 were ¥46,600 million, ¥47,217 million and ¥49,000 million, respectively.

The following table presents the future minimum lease payments under noncancellable operating leases with remaining terms exceeding one year as of March 31, 2016:

Millions of yen
March 31
2016
Total minimum lease payments	¥150,749
Less: Sublease rental income	(8,654)

Net minimum lease payments	¥142,095

The future minimum lease payments above are scheduled as below as of March 31, 2016:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥150,749	¥18,758	¥17,587	¥15,841	¥12,809	¥10,741	¥75,013

Nomura leases certain equipment and facilities in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amounts of capital lease assets as of March 31, 2015 and 2016 were ¥34,428 million and ¥31,030 million, respectively and accumulated depreciations on such capital lease assets as of March 31, 2015 and 2016 were ¥6,171 million and ¥6,784 million, respectively.

The following table presents the future minimum lease payments under capital leases as of March 31, 2016:

Millions of yen
March 31
2016
Total minimum lease payments	¥57,358
Less: Amount representing interest	(31,321)

Present value of net lease payments	¥26,037

The future minimum lease payments above are scheduled as below as of March 31, 2016:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥57,358	¥4,369	¥4,074	¥3,854	¥4,199	¥4,202	¥36,660

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

9. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2015 and 2016.

	Millions of yen
	March 31
	2015	2016
Other assets—Other:
Securities received as collateral	¥187,753	¥318,112
Goodwill and other intangible assets	123,486	110,532
Deferred tax assets	19,718	36,130
Investments in equity securities for other than operating purposes(1)	162,644	130,357
Prepaid expenses	10,741	30,997
Other	318,224	348,383

Total	¥822,566	¥974,511

Other liabilities:
Obligation to return securities received as collateral	¥187,753	¥318,112
Accrued income taxes	48,632	32,947
Other accrued expenses and provisions	446,920	389,338
Other(2)	533,794	460,250

Total	¥1,217,099	¥1,200,647

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments were comprised of listed equity securities and unlisted equity securities of ¥140,024 million and ¥22,621 million respectively, as of March 31, 2015, and ¥109,887 million and ¥20,470 million respectively, as of March 31, 2016. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of income.
(2)	Includes liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary. As of March 31, 2015 and 2016, carrying values were ¥258,310 million and ¥242,496 million, respectively, and estimated fair values were ¥261,039 million and ¥244,246 million, respectively. Fair value was estimated using DCF valuation techniques and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2015 and 2016.

	Millions of yen
	Year ended March 31, 2015
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment(1)	Other(2)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥85,951	¥(11,817)	¥74,134	¥—	¥11,578	¥97,529	¥(11,817)	¥85,712
Other	6,549	(2,946)	3,603	(3,188)	63	6,612	(6,134)	478

Total	¥92,500	¥(14,763)	¥77,737	¥(3,188)	¥11,641	¥104,141	¥(17,951)	¥86,190

	Millions of yen
	Year ended March 31, 2016
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment(1)	Other(2)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥97,529	¥(11,817)	¥85,712	¥—	¥(5,419)	¥92,110	¥(11,817)	¥80,293
Other	6,612	(6,134)	478	—	(8)	470	—	470

Total	¥104,141	¥(17,951)	¥86,190	¥—	¥(5,427)	¥92,580	¥(11,817)	¥80,763

(1)	For the year ended March 31, 2015, Nomura recognized goodwill impairment loss of ¥3,188 million within Other in Nomura’s segment information. This was due to a decline in the fair value of a reporting unit caused by decreases in expected cash flows arising from changes in the economic environment. This impairment loss was reported within Non-interest expenses—Other in the consolidated statements of income. The fair values were determined using DCF valuation techniques.
(2)	Includes currency translation adjustments.

The following table presents finite-lived intangible assets by type as of March 31, 2015 and 2016.

	Millions of yen
	March 31, 2015			March 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥71,445	¥(43,839)	¥27,606	¥68,239	¥(47,655)	¥20,584
Other	473	(294)	179	503	(315)	188

Total	¥71,918	¥(44,133)	¥27,785	¥68,742	¥(47,970)	¥20,772

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expenses for the years ended March 31, 2014, 2015 and 2016 were ¥5,423 million, ¥4,979 million and ¥5,181 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2017	¥5,487
2018	4,828
2019	3,621
2020	2,413
2021	2,413

The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥9,511 million and ¥8,997 million as of March 31, 2015 and 2016, respectively.

10. Borrowings:

The following table presents short-term and long-term borrowings of Nomura as of March 31, 2015 and 2016.

	Millions of yen
	March 31
	2015	2016
Short-term borrowings(1):
Commercial paper	¥252,858	¥177,906
Bank borrowings	217,013	149,775
Other	192,385	335,221

Total	¥662,256	¥662,902

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥3,140,531	¥3,197,303
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,528,529	1,300,872
Non-Japanese yen denominated	1,102,125	876,088
Floating-rate obligations:
Japanese yen denominated	465,296	726,568
Non-Japanese yen denominated	150,055	293,207
Index / Equity-linked obligations:
Japanese yen denominated	1,017,380	802,849
Non-Japanese yen denominated	798,857	805,217

	5,062,242	4,804,801

Subtotal	8,202,773	8,002,104

Trading balances of secured borrowings	133,523	127,455

Total	¥8,336,296	¥8,129,559

(1)	Includes secured borrowings of ¥17,284 million as of March 31, 2015 and ¥82,861 million as of March 31, 2016.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Includes secured borrowings of ¥251,486 million as of March 31, 2015 and ¥226,704 million as of March 31, 2016.
(3)	Includes secured borrowings of ¥749,839 million as of March 31, 2015 and ¥744,945 million as of March 31, 2016.

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

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2015	2016
Debt issued by the Company	¥3,863,436	¥3,624,836
Debt issued by subsidiaries—guaranteed by the Company	1,885,256	1,973,213
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,587,604	2,531,510

Total	¥8,336,296	¥8,129,559

(1)	Includes trading balances of secured borrowings.

As of March 31, 2015, fixed-rate long-term borrowings mature between 2015 and 2045 at interest rates ranging from 0.00% to 12.66%. Floating-rate obligations, which are generally based on LIBOR, mature between 2015 and 2052 at interest rates ranging from 0.00% to 9.02%. Index / Equity-linked obligations mature between 2015 and 2045 at interest rates ranging from 0.00% to 28.50%.

As of March 31, 2016, fixed-rate long-term borrowings mature between 2016 and 2046 at interest rates ranging from 0.00% to 14.53%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2016 and 2047 at interest rates ranging from 0.00% to 9.01%. Index / Equity-linked obligations mature between 2016 and 2046 at interest rates ranging from 0.00% to 31.00%.

Certain borrowing agreements contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2015 and 2016.

	March 31
	2015	2016
Short-term borrowings	0.37%	0.77%
Long-term borrowings	0.78%	0.88%
Fixed-rate obligations	1.18%	1.45%
Floating-rate obligations	0.82%	0.89%
Index / Equity-linked obligations	0.34%	0.36%

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2016:

Year ending March 31	Millions of yen
2017	¥652,343
2018	1,032,790
2019	1,128,105
2020	1,057,019
2021	835,225
2022 and thereafter	3,296,622

Subtotal	8,002,104

Trading balances of secured borrowings	127,455

Total	¥8,129,559

Borrowing facilities

As of March 31, 2015 and 2016, Nomura had unutilized borrowing facilities of ¥15,000 million and ¥27,458 million, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings. Nomura has structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. These facilities are subject to customary lending conditions and covenants.

Subordinated borrowings

As of March 31, 2015 and 2016, subordinated borrowings were ¥489,888 million and ¥657,463 million, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2014, 2015 and 2016.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2014	2015	2016
Basic—
Net income attributable to NHI shareholders	¥213,591	¥224,785	¥131,550

Weighted average number of shares outstanding	3,709,830,989	3,645,514,878	3,600,701,499

Net income attributable to NHI shareholders per share	¥57.57	¥61.66	¥36.53

Diluted—
Net income attributable to NHI shareholders	¥213,561	¥224,726	¥131,426

Weighted average number of shares outstanding	3,826,496,369	3,743,690,088	3,700,388,050

Net income attributable to NHI shareholders per share	¥55.81	¥60.03	¥35.52

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2014, 2015 and 2016 arising from options to purchase common shares issued by subsidiaries and affiliates. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2014, 2015 and 2016.

Antidilutive stock options to purchase 8,967,300, 9,745,800 and 10,029,500 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2014, 2015 and 2016, respectively.

Subsequent Events

The Company conducted a share buyback from May 18, 2016 to June 7, 2016. See Note 17 “Shareholders’ equity” for further information.

On April 27, 2016, the Company adopted a resolution to issue SARs pursuant to the SAR awards. See Note 13 “Deferred compensation plans” for further information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥10,652 million and ¥9,019 million as of March 31, 2015 and 2016, respectively.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2014, 2015 and 2016. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2014	2015	2016
Service cost	¥8,438	¥7,800	¥8,253
Interest cost	3,441	3,090	2,092
Expected return on plan assets	(4,971)	(5,732)	(6,064)
Amortization of net actuarial losses	2,767	2,127	1,456
Amortization of prior service cost	(1,149)	(1,148)	(1,148)

Net periodic benefit cost	¥8,526	¥6,137	¥4,589

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 11 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2015 and 2016.

	Millions of yen
	As of or for the year ended March 31
	2015	2016
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥233,885	¥240,858
Service cost	7,800	8,253
Interest cost	3,090	2,092
Actuarial gain	6,106	13,121
Benefits paid	(10,070)	(10,528)
Acquisition, divestitures and other	47	(504)

Projected benefit obligation at end of year	¥240,858	¥253,292

Change in plan assets:
Fair value of plan assets at beginning of year	¥220,873	¥233,837
Actual return on plan assets	15,660	2,540
Employer contributions	5,914	4,559
Benefits paid	(8,610)	(8,909)

Fair value of plan assets at end of year	¥233,837	¥232,027

Funded status at end of year	(7,021)	(21,265)

Amounts recognized in the consolidated balance sheets	¥(7,021)	¥(21,265)

The accumulated benefit obligation (“ABO”) was ¥240,858 million and ¥253,292 million as of March 31, 2015 and 2016, respectively.

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2015 and 2016.

	Millions of yen
	March 31
	2015	2016
Plans with ABO in excess of plan assets:
PBO	¥29,643	¥31,788
ABO	29,643	31,788
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥29,643	¥31,788
ABO	29,643	31,788
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in Accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2016.

Millions of yen
For the year ended March 31, 2016
Net actuarial loss	¥56,688
Net prior service cost	(8,236)

Total	¥48,452

Pre-tax amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2017
Net actuarial loss	¥2,848
Net prior service cost	(1,148)

Total	¥1,700

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2015 and 2016.

	March 31
	2015	2016
Discount rate	0.9%	0.6%
Rate of increase in compensation levels	2.5%	2.5%

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2014, 2015 and 2016.

	Year ended March 31
	2014	2015	2016
Discount rate	1.4%	1.4%	0.9%
Rate of increase in compensation levels	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

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

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2015 and March 31, 2016 within the fair value hierarchy.

	Millions of yen
	March 31, 2015
	Level 1	Level 2	Level 3	Balance as of March 31, 2015
Pension plan assets:
Equities	¥23,665	¥—	¥—	¥23,665
Private equity investments	—	—	6,793	6,793
Japanese government securities	67,066	—	—	67,066
Bank and corporate debt securities	2,183	2,502	—	4,685
Investment trust funds and other(1)	—	18,457	48,545	67,002
Life insurance company general accounts	—	48,989	—	48,989
Other assets	—	15,637	—	15,637

Total	¥92,914	¥85,585	¥55,338	¥233,837

	Millions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Balance as of March 31, 2016
Pension plan assets:
Equities	¥21,283	¥—	¥—	¥21,283
Private equity investments	—	—	7,510	7,510
Japanese government securities	61,803	—	—	61,803
Bank and corporate debt securities	2,380	2,163	—	4,543
Investment trust funds and other(1)	—	12,934	47,699	60,633
Life insurance company general accounts	—	52,109	—	52,109
Other assets	—	24,146	—	24,146

Total	¥85,466	¥91,352	¥55,209	¥232,027

(1)	Includes hedge funds and real estate funds.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2015 was ¥4,222 million, ¥136 million and ¥43,851 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2016 was ¥3,954 million, ¥192 million and ¥35,610 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

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

	Millions of yen
	Year ended March 31, 2015
	Balance as of April 1, 2014	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2015
Private equity investments	¥12,235	¥(2,147)	¥(3,295)	¥6,793
Investment trust funds and other	11,820	3,936	32,789	48,545

Total	¥24,055	¥1,789	¥29,494	¥55,338

	Millions of yen
	Year ended March 31, 2016
	Balance as of April 1, 2015	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2016
Private equity investments	¥6,793	¥(2,034)	¥2,751	¥7,510
Investment trust funds and other	48,545	(2,018)	1,172	47,699

Total	¥55,338	¥(4,052)	¥3,923	¥55,209

The fair value of Level 3 plan assets of non-Japanese entities’ plans, mainly consisting of annuities, was ¥43,851 million and ¥35,610 million as of March 31, 2015 and 2016, respectively. The amount of purchases of Level 3 assets was ¥36,634 million during the year ended March 31, 2015, and the amount of unrealized loss of Level 3 assets was ¥8,241 million as of March 31, 2016. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2015 and 2016 were not significant.

Cash Flows

Nomura expects to contribute ¥4,134 million to Japanese entities’ plans in the year ending March 31, 2017. Nomura policy is to contribute annual amounts based on the relevant local funding requirements of the plans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2017	¥15,150
2018	14,065
2019	14,173
2020	12,772
2021	11,995
2022-2026	60,576

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,425 million, ¥3,488 million and ¥3,582 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2014, 2015 and 2016, respectively.

The contributions to overseas defined contribution pension plans were ¥8,667 million, ¥10,382 million and ¥10,777 million for the years ended March 31, 2014, 2015 and 2016, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥6,834 million, ¥7,116 million and ¥7,147 million for the years ended March 31, 2014, 2015 and 2016, respectively.

13. Deferred compensation plans:

Nomura issues compensation awards to senior management and other employees, certain of which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.

These stock-based compensation awards comprise Plan A and Plan B Stock Acquisition Rights (“SARs”), Notional Stock Units (“NSUs”), and Collared Notional Stock Units (“CSUs”). SAR Plan A awards are awards of stock options while SAR Plan B awards, NSUs and CSUs are analogous to awards of restricted common stock. The Company also issues other deferred compensation awards, namely Notional Indexed Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International.

Certain deferred compensation awards granted since May 2013 include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination or

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

claiming FCR during a pre-defined election window if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

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

The weighted-average grant date fair value of SAR Plan A awards granted during the years ended March 31, 2014, 2015 and 2016 was ¥272, ¥201 and ¥176 per share, respectively. The weighted-average assumptions used in each of these years were as follows.

	Year ended March 31
	2014	2015	2016
Expected volatility	45.97%	45.26%	40.87%
Expected dividends yield	1.00%	2.39%	2.99%
Expected lives (in years)	7	7	7
Risk-free interest rate	0.51%	0.43%	0.27%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2016.

	Outstanding (number of Nomura shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2015	15,649,400	¥683	3.8
Granted	2,597,000	809
Exercised	(1,219,300)	442
Forfeited	(70,000)	767
Expired	(1,966,000)	1,274

Outstanding as of March 31, 2016	14,991,100	¥640	3.6

Exercisable as of March 31, 2016	9,697,800	¥566	2.7

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2014, 2015 and 2016 was ¥591 million, ¥401 million and ¥435 million, respectively.

The aggregate intrinsic value of SAR Plan A awards outstanding and exercisable as of March 31, 2016 was ¥730 million and ¥730 million, respectively.

As of March 31, 2016, total unrecognized compensation cost relating to SAR Plan A awards was ¥557 million which is expected to be recognized over a weighted average period of 0.6 years. The total fair value of SAR Plan A awards which vested during the years ended March 31, 2014, 2015 and 2016 was ¥1,403 million, ¥1,211 million and nil, respectively.

SAR Plan B awards

The Company issues SAR Plan B awards linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock approximately six months to five years after grant date, expire approximately five and a half years to ten years after grant date and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. The exercise price is a nominal ¥1 per share.

The grant date fair value of SAR Plan B awards is determined using the price of the Company’s common stock.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2016.

	Outstanding (number of Nomura shares)	Weighted-Average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2015	100,389,000	¥478	5.4
Granted	25,581,300	759
Exercised	(32,620,800)	503
Forfeited	(1,332,500)	618
Expired	(40,800)	1,611

Outstanding as of March 31, 2016	91,976,200	¥545	5.1

Exercisable as of March 31, 2016	23,010,400	¥498	3.2

The weighted-average grant date fair value per share for the years ended March 31, 2014, 2015 and 2016 was ¥782, ¥483 and ¥759, respectively.

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2014, 2015 and 2016 was ¥33,951 million, ¥23,673 million and ¥25,059 million, respectively.

The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2016 was ¥46,159 million and ¥11,544 million, respectively.

As of March 31, 2016, total unrecognized compensation cost relating to SAR Plan B awards was ¥16,333 million which is expected to be recognized over a weighted average period of 1.6 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2014, 2015 and 2016 was ¥34,943 million, ¥27,662 million and ¥20,880 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2014, 2015 and 2016 was ¥19,458 million, ¥19,364 million and ¥16,890 million, respectively.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2016 was ¥571 million and the tax benefit realized from exercise of these awards was ¥908 million.

Total related tax benefits recognized in the consolidated statements of income for compensation expenses relating to SAR Plan A awards, SAR Plan B awards for the years ended March 31, 2014, 2015 and 2016 were ¥1,992 million, ¥1,422 million and ¥806 million, respectively. The dilutive effect of outstanding compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations.

NSU and CSU awards

NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock. NSUs and CSUs generally have a graded vesting period of approximately five years from grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause. NSUs replicate the key features of SAR Plan B awards described above but are settled in cash rather than exercisable into the Company’s common stock. CSUs are similar to NSUs but exposure of the employee to movements in the price of the Company’s common stock is subject to a cap and floor.

The fair value of NSUs and CSUs are determined using the price of the Company’s common stock.

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2016.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2015	48,119,533	¥693		41,181,078	¥524
Granted	19,285,618	779	(1)	20,691,298	826	(1)
Vested	(25,903,638)	767	(2)	(30,622,912)	600	(2)
Forfeited	(2,919,491)			(1,738,806)

Outstanding as of March 31, 2016	38,582,022	¥498	(3)	29,510,658	¥586	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2016.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2014, 2015 and 2016 was ¥37,396 million, ¥39,366 million and ¥23,480 million, respectively.

Total unrecognized compensation cost relating to NSUs, based on the fair value of these awards as of March 31, 2016, was ¥1,932 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.8 years.

The total fair value of NSUs which vested during the years ended March 31, 2014, 2015 and 2016 was ¥23,066 million, ¥20,116 million and ¥19,860 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total unrecognized compensation cost relating to CSUs, based on the fair value of these awards as of March 31, 2016, was ¥2,656 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.8 years.

The total fair value of CSUs which vested during the years ended March 31, 2014, 2015 and 2016 was ¥17,868 million, ¥15,762 million and ¥18,366 million, respectively.

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

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2016.

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2015	33,447,242	$4,650
Granted	16,824,078	4,803	(2)
Vested	(25,429,583)	4,494	(3)
Forfeited	(1,924,748)

Outstanding as of March 31, 2016	22,916,989	$4,439	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2016.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2014, 2015 and March 31, 2016 was ¥15,388 million, ¥12,900 million and ¥9,463 million respectively.

Total unrecognized compensation cost relating to NIUs, based on the fair value of these awards as of March 31, 2016, was ¥1,596 million which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years.

The total fair value of NIUs which vested during the years ended March 31, 2014, 2015 and 2016 was ¥14,651 million, ¥12,966 million and ¥13,725 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs, CSUs and NIUs for the years ended March 31, 2014, 2015 and 2016 were ¥1,767 million, ¥1,252 million and ¥672 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent events

On April 27, 2016, the Company adopted a resolution to issue SAR Plan B awards to senior management and employees of the Company and its subsidiaries. The Company granted total of 238,705 SAR Plan B awards on June 7, 2016 which represents a right to acquire 23,870,500 shares of the Company. The exercise price is a nominal ¥1 per share, the vesting period of these awards ranges from approximately six months to three years from grant date and these awards can be exercised up to five years after vesting date.

In May 2016, Nomura also granted NSUs, CSUs and NIUs to certain senior management and employees. These awards have a total grant date fair value of ¥22 billion and a vesting period of up to three years.

14. Restructuring initiatives:

During the year ended March 31, 2016, global markets have experienced extreme volatility and a significant decline in liquidity, triggered by heightened uncertainty in the global economy. Nomura’s management approved the restructuring of its Wholesale segment in EMEA and the Americas in March 2016. This restructuring will involve the closing of certain Wholesale businesses in EMEA and rationalizing existing businesses in the Americas in order to reduce costs, increase efficiencies and generate sustainable profitability within Nomura’s international operations in these regions. As a result of this restructuring initiative, Nomura recognized ¥15,603 million of restructuring costs in the consolidated statements of income during the year ended March 31, 2016 which primarily relate to employee termination costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income and within Nomura’s Wholesale segment. As of March 31, 2016, these costs are primarily reported as liabilities within Other liabilities in the consolidated statements of financial position.

This restructuring initiative is expected to be completed during the year ending March 31, 2017 and Nomura currently estimates that the amount of additional restructuring costs to be recognized in the consolidated statements of income through to completion will not be significant.

15. Income taxes:

The following table presents components of Income tax expense reported in the consolidated statements of income for the years ended March 31, 2014, 2015 and 2016.

	Millions of yen
	Year ended March 31
	2014	2015	2016
Current:
Domestic	¥21,558	¥80,760	¥72,272
Foreign	6,546	13,531	9,183

Subtotal	28,104	94,291	81,455

Deferred:
Domestic	109,037	23,309	(66,176)
Foreign	8,024	3,180	7,317

Subtotal	117,061	26,489	(58,859)

Total	¥145,165	¥120,780	¥22,596

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax benefit recognized from operating losses for the years ended March 31, 2014, 2015 and 2016 was ¥26,990 million, ¥3,888 million and ¥5,451 million, respectively, included within deferred income tax expense above.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system is permitted only for a national tax.

As a result of revisions to domestic tax laws during the third quarter ended December 31, 2011, the fourth quarter ended March 31, 2014 and 2015, Nomura’s domestic effective statutory tax rate was approximately 38% for the fiscal year ended March 31, 2014, decreased to approximately 36% for the fiscal year ended March 31, 2015, and decreased to approximately 33% for the fiscal year ended March 31, 2016.

On March 29, 2016, the “Act to partially revise the Income Tax Act and Others” (Act No.15 of 2016) (“Act 15”) and “Act to partially revise the Local Tax Act and Others” (Act No.13 of 2016) (“Act 13”) were enacted. Under Act 13 and Act 15, effective from the fiscal year beginning on or after April 1, 2016, corporate tax rate has been reduced from 32% to 31% for the temporary differences expected to be reversed in the fiscal year beginning on or after April 1, 2016. Use of operating loss carryforwards for the tax purposes will be limited to 60% of the current year taxable income before deducting operating loss carryforwards for tax purpose after the fiscal years beginning on or after April 1, 2016, and 55% after the fiscal years beginning on or after April 1, 2017. The fiscal years beginning on or after April 1, 2018, use of operating loss carryforwards for the tax purposes will continue to be limited to 50%. Due to these revisions, net deferred tax liabilities decreased by ¥1,525 million yen and income tax expenses decreased by the same amount.

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

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2014, 2015 and 2016.

	Year ended March 31
	2014	2015	2016
Nomura’s effective statutory tax rate	38.0%	36.0%	33.0%
Impact of:
Changes in deferred tax valuation allowance	(9.8)	5.1	36.1
Additional taxable revenues	0.4	0.3	0.3
Non-deductible expenses	7.7	5.9	7.8
Non-taxable revenue	(8.0)	(4.7)	(7.2)
Dividends from foreign subsidiaries	—	0.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	3.5	0.0	0.1
Different tax rate applicable to income (loss) of foreign subsidiaries	6.3	(1.4)	1.1
Effect of changes in domestic tax laws	0.6	(1.4)	(0.9)
Expiration of loss carryforwards	0.7	0.0	—
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	1.4	—	(54.8)
Other	(0.7)	(5.0)	(1.8)

Effective tax rate	40.1%	34.8%	13.7%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2015 and 2016, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2015	2016
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥14,692	¥16,862
Investments in subsidiaries and affiliates	33,553	112,030
Valuation of financial instruments	56,566	60,776
Accrued pension and severance costs	10,335	16,190
Other accrued expenses and provisions	123,567	96,202
Operating losses	466,531	435,122
Other	4,356	5,644

Gross deferred tax assets	709,600	742,826
Less—Valuation allowance	(565,103)	(543,489)

Total deferred tax assets	144,497	199,337

Deferred tax liabilities
Investments in subsidiaries and affiliates	109,087	121,874
Valuation of financial instruments	56,808	49,873
Undistributed earnings of foreign subsidiaries	735	711
Valuation of fixed assets	20,644	19,165
Other	8,670	6,822

Total deferred tax liabilities	195,944	198,445

Net deferred tax assets (liabilities)	¥(51,447)	¥892

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within Other assets—Other in the consolidated balance sheets were ¥19,718 million and ¥36,130 million as of March 31, 2015 and 2016, respectively and net deferred tax liabilities reported within Other liabilities in the consolidated balance sheets were ¥71,165 million and ¥35,238 million as of March 31, 2015 and 2016, respectively.

As of March 31, 2016, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥10,649 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the total valuation allowance established against deferred tax assets for the years ended March 31, 2014, 2015 and 2016.

	Millions of yen
	Year ended March 31
	2014		2015		2016
Balance at beginning of year	¥522,220		¥490,603		¥565,103
Net change during the year	(31,617	)(1)	74,500	(2)	(21,614	)(3)

Balance at end of year	490,603		565,103		543,489

(1)	Primarily includes ¥29,134 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, offset by a reduction of ¥47,263 million of valuation allowances related to the liquidation of certain foreign subsidiaries and a reduction of ¥13,488 million of valuation allowances established by the Company and domestic subsidiaries because of changes in the expected realization of deferred tax assets other than those related to operating loss carryforwards. In total, ¥31,617 million of allowances decreased for the year ended March 31, 2014.
(2)	Primarily includes ¥85,403 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, offset by a reduction of ¥2,921 million of valuation allowances of certain foreign subsidiaries and a reduction of ¥7,982 million related to Japanese subsidiaries and the Company because of decrease in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥74,500 million of allowances increased for the year ended March 31, 2015.
(3)	Primarily includes ¥7,003 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, offset by a reduction of ¥27,757 million of valuation allowances of certain foreign subsidiaries and a reduction of ¥860 million related to Japanese subsidiaries and the Company because of decrease in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥21,614 million of allowances decreased for the year ended March 31, 2016.

As of March 31, 2016, total operating loss carryforwards were ¥2,127,536 million, which included ¥602,036 million relating to the Company and domestic subsidiaries, ¥721,069 million relating to foreign subsidiaries in the United Kingdom, ¥511,732 million relating to foreign subsidiaries in the United States, ¥217,337 million relating to foreign subsidiaries in Hong Kong, and ¥75,362 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,009,812 million can be carried forward indefinitely, ¥769,789 million expires by March 31, 2025 and ¥347,935 million expires in later fiscal years.

In determining the amount of valuation allowances to be established as of March 31, 2016, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries.

In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in the reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2014, 2015 and 2016. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

The total amount of unrecognized tax benefits was not significant as of March 31, 2014, 2015 and 2016. There were also no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to the unrecognized tax benefits during the years ended March 31, 2014, 2015 and 2016. Nomura is under continuous examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on these consolidated financial statements. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2016. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2016. Under Hong Kong Special Administrative Region (“Hong Kong”) tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2011	(1)
United Kingdom	2014
United States	2013

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2010.

16. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income (loss) for the years ended March 31, 2015 and 2016.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31, 2016
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥133,371	¥(79,108)	¥(845)	¥(79,953)	¥53,418
Pension liability adjustment	(15,404)	(18,097)	176	(17,921)	(33,325)
Net unrealized gain on non-trading securities	25,772	363	(1,248)	(885)	24,887

Total	¥143,739	¥(96,842)	¥(1,917)	¥(98,759)	¥44,980

The following tables present significant reclassifications out of Accumulated other comprehensive income (loss) for the years ended March 31, 2015 and 2016.

	Millions of yen
	For the year ended March 31
	2015	2016	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥5,995	¥845	Revenue—Other
	(983)	—	Income tax expense

	5,012	845	Net income

	—	—	Net income attributable to noncontrolling interests

	¥5,012	¥845	Net income attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2015	2016	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Net unrealized gain on non-trading securities:
	¥4,879	¥2,724	Revenue—Other
	(1,481)	(1,081)	Income tax expense

	3,398	1,643	Net income

	(841)	(395)	Net income attributable to noncontrolling interests

	¥2,557	¥1,248	Net income attributable to NHI shareholders

See Note 5 “Non-trading Securities” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:

The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2014, 2015 and 2016.

	Number of Shares
	Year ended March 31
	2014	2015	2016
Common stock outstanding at beginning of year	3,710,960,252	3,717,630,462	3,598,865,213

Common stock held in treasury:
Repurchases of common stock	(40,054,831)	(155,232,995)	(24,364,753)
Sales of common stock	1,920,457	5,251	686
Common stock issued to employees	44,689,800	36,461,000	33,879,000
Other net change in treasury stock	114,784	1,495	11,853

Common stock outstanding at end of year	3,717,630,462	3,598,865,213	3,608,391,999

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2014, 2015 and 2016, the amounts available for distributions were ¥583,354 million, ¥735,394 million and ¥1,069,296 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Retained earnings include Nomura’s share of investee undistributed earnings which have been accounted for under the equity method, in the amount of ¥136,112 million, ¥164,311 million and ¥174,260 million as of March 31, 2014, 2015 and 2016, respectively.

Dividends on the Company’s common stock per share were ¥17.0 for the year ended March 31, 2014, ¥19.0 for the year ended March 31, 2015 and ¥13.0 for the year ended March 31, 2016.

The change in common stock held in treasury includes the change in common stock issued to employees under stock-based compensation plans, common stock sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or common stock acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2014, 2015 and 2016, 1,143,181 shares, or ¥2,120 million, 1,141,686 shares, or ¥2,017 million, and 1,129,833 shares, or ¥2,024 million, respectively, held by affiliated companies.

Subsequent Events

On April 27, 2016, the board of directors approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 35,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥20 billion and (c) the share buyback program will run from May 18, 2016, to July 22, 2016. Under this buyback program from May 18, 2016 to June 7, 2016, the Company repurchased 35,000,000 shares of common stock at a cost of ¥16,325 million. This completes the share buyback program.

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2015 and March 31, 2016, the Company was in compliance with common equity Tier 1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2016 was 5.25% for the common equity Tier 1 capital ratio,6.75% for the Tier 1 capital ratio and 8.75% for the consolidated capital adequacy ratio.

Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2015 and 2016, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2015 and 2016, the capital adequacy ratio of NFPS also exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by clients in connection with securities transactions under the FIEA. As of March 31, 2015 and 2016, NSC segregated debt securities with a market value of ¥433,011 million and ¥433,289 million and equity securities with a market value of ¥nil and ¥17,647 million, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2015 and 2016, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Prudential Regulation Authority in the U.K., which imposes minimum capital adequacy requirements on NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Prudential Regulation Authority in the U.K. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Prudential Regulation Authority in the U.K. on a standalone basis. As of March 31, 2015 and 2016, NEHS, NIP and NBI were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, and advising on securities, futures contracts and corporate finance. With effect from April 22, 2013, NIHK assumed from its fellow subsidiary, Nomura Securities (Hong Kong) Ltd, the roles of exchange participant and options trading exchange participant on the Stock Exchange of Hong Kong Ltd., futures commission merchant at the Hong Kong Futures Exchange Ltd. and clearing participant on the Hong Kong Securities Clearing Co. Ltd., the SEHK Options Clearing House Ltd. and HKFE Clearing Corporation Ltd. NIHK has a branch located in Taiwan which is also regulated by its local regulators. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum paid-up capital of SGD15 million. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2015 and 2016, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

19. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”).

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2016, Nomura’s ownership of JAFCO was 19.5% and there was no remaining equity method goodwill included in the carrying amount of the investment.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

As of March 31, 2016, Nomura’s ownership of NRI was 36.8% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥55,640 million.

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

As of March 31, 2016, Nomura’s ownership of NREH was 34.0% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

Summary financial information—

A summary of financial information for JAFCO, NRI and NREH is as follows.

	Millions of yen
	March 31
	2015	2016
Total assets	¥2,268,874	¥2,378,185
Total liabilities	1,308,632	1,341,008

	Millions of yen
	Year ended March 31
	2014	2015	2016
Net revenues	¥947,213	¥781,110	¥734,132
Non-interest expenses	779,690	610,747	605,542
Net income attributable to the companies	87,261	119,838	92,318

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of financial information for Fortress is as follows.

Millions of yen
Year ended March 31
2014(1)
Net revenues	¥144,349
Non-interest expenses	89,338
Net income attributable to the company	20,071

(1)	Financial information for Fortress is as of its fiscal year ended December 31, 2013. Nomura historically recognized its share of Fortress’s earnings on a three-month lag prior to its disposal in 2014.

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2015 and 2016, and for the years ended March 31, 2014, 2015 and 2016.

	Millions of yen
	March 31
	2015	2016
Investments in affiliated companies	¥376,174	¥394,984
Advances to affiliated companies	2,104	300
Other receivables from affiliated companies	2,328	1,372
Other payables to affiliated companies	6,720	7,606

	Millions of yen
	Year ended March 31
	2014	2015	2016
Revenues	¥411	¥688	¥1,124
Non-interest expenses	57,687	48,176	42,852
Purchase of software, securities and tangible assets	26,655	26,772	20,679

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2015 and 2016.

	Millions of yen
	March 31
	2015	2016
Carrying amount	¥362,984	¥387,825
Fair value	530,570	487,656

Equity in earnings of equity-method investees, including those above, was income of ¥37,805 million, income of ¥43,028 million and income of ¥33,917 million for the years ended March 31, 2014, 2015 and 2016, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2014, 2015 and 2016 were ¥8,306 million, ¥8,256 million and ¥11,031 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2015 and 2016.

	Millions of yen
	March 31
	2015	2016
Commitments to extend credit	¥421,526	¥782,525
Commitments to invest (1)	20,710	136,204

(1)	Commitments to invest as of March 31, 2016 primarily includes Nomura’s commitment to purchase a non-controlling interest in American Century Companies, Inc. Nomura has subsequently completed the purchase on May 19, 2016.

As of March 31, 2016, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥782,525	¥256,992	¥125,393	¥160,874	¥239,266
Commitments to invest	136,204	117,104	—	—	19,100

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥18,779 million as of March 31, 2015 and ¥33,230 million as of March 31, 2016.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥3,140 billion for resale agreements and ¥1,296 billion for repurchase agreements as of March 31, 2015 and ¥1,813 billion for resale agreements and ¥535 billion for repurchase agreements as of March 31, 2016.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥358 billion and ¥486 billion as of March 31, 2015 and 2016, respectively.

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

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 23, 2016, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥53 billion.

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

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich (“Zurich Commercial Court”) against a special purpose entity (“SPE”) established at the request of NIP. The proceedings were to challenge the SPE’s rights over approximately $156 million in an account held in Switzerland. The SPE, which is consolidated by NIP, had a security interest over the money pursuant to a loan facility with Telltop Holdings Limited (“Telltop”), a third party company. Telltop is currently in liquidation. The SPE did not believe that Bank Mutiara had any enforceable security interest over the funds and sought release of the monies. NIP was notified on October 2, 2014 that the Zurich Commercial Court had found that the SPE alone is entitled to the funds. Bank Mutiara appealed this decision. On July 9, 2015 the Federal Supreme Court of Switzerland upheld the decision of the Zurich Commercial Court. Bank Mutiara has no further right of appeal so the funds have been released to the SPE.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million. The case is currently in the discovery phase.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleges that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has dismissed NCUA’s claims against NHEL and NCUA has appealed to the Ninth Circuit and the appeal is pending. NCUA’s claim against NAAC is proceeding.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to GSEs upon GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries have appealed the decision to the United States Court of Appeals for the Second Circuit. Subject to the outcome of the appeal, the defendants agreed to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The Court denied, in part, motions to dismiss filed by the defendants, and the Tenth Circuit Court of Appeals affirmed the trial court’s holding; the Supreme Court vacated that decision and remanded the matter to the Tenth Circuit Court of Appeals for reconsideration in light of recent Supreme Court authority. Upon remand, the Tenth Circuit reinstated its decision, and the claim is proceeding.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In August 2012, The Prudential Insurance Company of America and certain of its affiliates filed several complaints in the Superior Court of New Jersey, which was removed to federal court, against various issuers, sponsors and underwriters of RMBS, including an action against NHEL, NCCI and NSI. The complaint alleged that the plaintiffs purchased over $183 million in RMBS from five different offerings, the offering materials for which contained fraudulent misrepresentations regarding the underwriting practices and quality of the loans underlying the securities. On August 11, 2015, the parties entered into a confidential settlement and the action has been dismissed with prejudice.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.142 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its Defence and Counterclaim to these proceedings in March 2014. MPS alleged in its Counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. In December 2015, the Italian Courts ordered the discontinuance of all claims against NIP except a claim brought by a former director of MPS. The financial impact of the settlement on the Company’s consolidated results for the fiscal year ended March 31, 2016 is a loss of approximately ¥34.0 billion and has been included in Net gain on trading in the consolidated statement of income for the fiscal year ended March 31, 2016.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million. NIP filed and served Defences to both the MPS and the FMPS claims.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor is seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the court will consider whether or not to grant the indictment started on October 12, 2015 in relation to MPS’s accounts for 2009.

NIP will continue to vigorously defend its position in the ongoing proceedings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim relates to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleges that NIP failed to comply with its duties under an advisory agreement and seeks to recover approximately EUR 35 million in damages. NIP intends to vigorously contest the proceedings.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.39 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008, an action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and an action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit.

Subsequent Events

On June 15, 2016, Nomura International (Hong Kong) Limited (“NIHK”) was served with a complaint filed in the Taipei District Court by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”) against NIHK and its affiliated entity. The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages. NIHK intends to vigorously contest the proceedings.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and are at early stages. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

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

	Millions of yen
	March 31
	2015		2016
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥7,961,476	¥253,243,082	¥5,710,433	¥204,781,587
Standby letters of credit and other guarantees(3)	291	9,494	242	8,422

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2015 and March 31, 2016 was ¥7,041 million and ¥6,115 million, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2016.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥5,710,433	¥204,781,587	¥68,207,766	¥55,597,489	¥22,883,824	¥58,092,508
Standby letters of credit and other guarantees	242	8,422	13	7	—	8,402

21. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

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

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2014
Non-interest revenue	¥505,911	¥77,354	¥637,987	¥183,514	¥1,404,766
Net interest revenue	6,005	3,126	127,110	5,335	141,576

Net revenue	511,916	80,480	765,097	188,849	1,546,342
Non-interest expenses	319,915	53,373	653,299	168,869	1,195,456

Income before income taxes	¥192,001	¥27,107	¥111,798	¥19,980	¥350,886

Year ended March 31, 2015
Non-interest revenue	¥471,565	¥88,802	¥626,228	¥282,542	¥1,469,137
Net interest revenue	4,940	3,552	163,639	(61,777)	110,354

Net revenue	476,505	92,354	789,867	220,765	1,579,491
Non-interest expenses	314,675	60,256	707,671	174,815	1,257,417

Income before income taxes	¥161,830	¥32,098	¥82,196	¥45,950	¥322,074

Year ended March 31, 2016
Non-interest revenue	¥429,948	¥91,014	¥571,322	¥211,453	¥1,303,737
Net interest revenue	5,686	4,395	148,955	(46,401)	112,635

Net revenue	435,634	95,409	720,277	165,052	1,416,372
Non-interest expenses	308,003	58,743	704,872	158,905	1,230,523

Income before income taxes	¥127,631	¥36,666	¥15,405	¥6,147	¥185,849

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of Income (loss) before income taxes in “Other” for the years ended March 31, 2014, 2015 and 2016.

	Millions of yen
	Year ended March 31
	2014	2015	2016
Net gain related to economic hedging transactions	¥17,403	¥15,120	¥6,370
Realized gain on investments in equity securities held for operating purposes	4,428	4,725	187
Equity in earnings of affiliates	28,571	42,235	32,727
Corporate items	(38,772)	(20,119)	(52,314)
Other(1)	8,350	3,989	19,177

Total	¥19,980	¥45,950	¥6,147

(1)	Includes the impact of Nomura’s own creditworthiness.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income for the years ended March 31, 2014, 2015 and 2016.

	Millions of yen
	Year ended March 31
	2014	2015	2016
Net revenue	¥1,546,342	¥1,579,491	¥1,416,372
Unrealized gain (loss) on investments in equity securities held for operating purposes	10,728	24,685	(20,691)

Consolidated net revenue	¥1,557,070	¥1,604,176	¥1,395,681

Non-interest expenses	¥1,195,456	¥1,257,417	¥1,230,523
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,195,456	¥1,257,417	¥1,230,523

Income before income taxes	¥350,886	¥322,074	¥185,849
Unrealized gain (loss) on investments in equity securities held for operating purposes	10,728	24,685	(20,691)

Consolidated income before income taxes	¥361,614	¥346,759	¥165,158

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas for the years ended March 31, 2014, 2015 and 2016 and Long-lived assets associated with Nomura’s operations as of March 31, 2014, 2015 and 2016. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2014	2015	2016
Net revenue(1):
Americas	¥262,684	¥207,859	¥219,857
Europe	232,735	201,278	145,808
Asia and Oceania	62,622	86,746	78,700

Subtotal	558,041	495,883	444,365
Japan	999,029	1,108,293	951,316

Consolidated	¥1,557,070	¥1,604,176	¥1,395,681

Income (loss) before income taxes:
Americas	¥29,472	¥(27,575)	¥(32,042)
Europe	(48,911)	(23,455)	(67,384)
Asia and Oceania	(5,247)	34,594	19,806

Subtotal	(24,686)	(16,436)	(79,620)
Japan	386,300	363,195	244,778

Consolidated	¥361,614	¥346,759	¥165,158

	March 31
	2014	2015	2016
Long-lived assets:
Americas	¥133,147	¥146,758	¥129,308
Europe	93,111	88,928	76,589
Asia and Oceania	16,163	14,891	13,485

Subtotal	242,421	250,577	219,382
Japan	281,780	274,202	247,425

Consolidated	¥524,201	¥524,779	¥466,807

(1)	There is no revenue derived from transactions with a single major external customer.

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

NOMURA HOLDINGS, INC.

By:	/s/ KOJI NAGAI
	Name:	Koji Nagai
	Title:	Group Chief Executive Officer

Date: June 23, 2016

INDEX OF EXHIBITS

Exhibit Number	Description
1.1

Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2

Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.3	Regulations of the Board of Directors of Nomura Holdings, Inc. (English translation)

1.4	Regulations of the Nomination Committee of Nomura Holdings, Inc. (English translation)

1.5	Regulations of the Audit Committee of Nomura Holdings, Inc. (English translation)

1.6

Regulations of the Compensation Committee of Nomura Holdings, Inc.(English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1

Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on April 28, 2010 as an exhibit to the Registration Statement on Form F-6 (File No. 333-166346) and incorporated herein by reference)

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

4.3	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(3)

4.4	Limitation of Liability Agreement (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(4)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Code of Ethics of Nomura Group (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Takao Kusakari and Toshinori Kanemoto entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Dame Clara Furse and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki and Hisato Miyashita entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(4)	The Company and David Benson entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.