Form 20-F
period 2017-03-31
NOMURA HOLDINGS INC
filed 2017-06-26
CIK 1163653

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

As of March 31, 2017, 3,528,429,451 shares of Common Stock were outstanding, including 25,767,342 shares represented by 25,767,342 American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected financial information as of and for the years ended March 31, 2013, 2014, 2015, 2016 and 2017 which is derived from our consolidated financial statements. The consolidated balance sheets for the years ended March 31, 2016 and 2017, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2015, 2016 and 2017, and notes thereto appear elsewhere in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2013	2014	2015	2016	2017
Statement of income data:
Revenue	¥2,079,943	¥1,831,844	¥1,930,588	¥1,723,096	¥1,715,516
Interest expense	266,312	274,774	326,412	327,415	312,319

Net revenue	1,813,631	1,557,070	1,604,176	1,395,681	1,403,197
Non-interest expenses	1,575,901	1,195,456	1,257,417	1,230,523	1,080,402

Income before income taxes	237,730	361,614	346,759	165,158	322,795
Income tax expense	132,039	145,165	120,780	22,596	80,229

Net income	¥105,691	¥216,449	¥225,979	¥142,562	¥242,566
Less: Net income (loss) attributable to noncontrolling interests	(1,543)	2,858	1,194	11,012	2,949

Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥107,234	¥213,591	¥224,785	¥131,550	¥239,617

Balance sheet data (period end):
Total assets	¥37,942,439	¥43,520,314	¥41,783,236	¥41,090,167	¥42,852,078
Total NHI shareholders’ equity	2,294,371	2,513,680	2,707,774	2,700,239	2,789,916
Total equity	2,318,983	2,553,213	2,744,946	2,743,015	2,843,791
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income attributable to NHI shareholders—basic	¥29.04	¥57.57	¥61.66	¥36.53	¥67.29
Net income attributable to NHI shareholders—diluted	28.37	55.81	60.03	35.52	65.65
Total NHI shareholders’ equity(1)	618.27	676.15	752.40	748.32	790.70
Cash dividends(1)	8.00	17.00	19.00	13.00	20.00
Cash dividends in USD(2)	$0.08	$0.17	$0.16	$0.12	$0.18
Weighted average number of shares outstanding (in thousands)(3)	3,692,796	3,709,831	3,645,515	3,600,701	3,560,776

Return on equity(4):	4.9%	8.9%	8.6%	4.9%	8.7%

Notes:

(1)	Calculated using the number of shares outstanding at year end.
(2)	Calculated using the Japanese Yen—U.S. Dollar exchange rate as of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
(3)	The number shown is used to calculate basic earnings per share.
(4)	Calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity.

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

Year ended March 31	High	Low	Average(1)	Year end
2013	¥96.16	¥77.41	¥83.26	¥94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017	118.32	100.07	108.31	111.41

Calendar year 2017	High	Low
January	¥117.68	¥112.72
February	114.34	111.74
March	115.02	110.48
April	111.52	108.40
May	114.19	110.68
June (through June 16)	111.24	109.16

(1)	Average rate represents the average of rates available on the last business day of each month during the year.

The noon buying rate for Japanese Yen on June 16, 2017 was $1.00 = ¥110.84

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

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

Our business and revenues may be affected by any adverse changes in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. Even in the absence of a prolonged market or economic downturn, changes in market volatility and other changes in the environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

Governmental fiscal and monetary policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations

We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations. For example, in June 2016, the people of the United Kingdom voted to leave the European Union. Withdrawal from the European Union may affect our business because London office serves as our EMEA headquarters. This event may also result in additional costs when we review structure of business operations and personnel distribution. In addition, in recent years, the Bank of Japan and central banks in many major economies have been pursuing an expansionary monetary policy, including in some cases the introduction of negative interest rates. The prolonged implementation of a negative interest rate policy or the further lowering of negative interest rates in one or more countries as well as further decreases in yields of financial assets in the financial markets may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities.

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

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2017, absent other changes, we estimate that the aggregate fair value of assets that will be required to post as additional collateral in connection with our derivative contracts would have been approximately ¥20.2 billion and ¥47.5 billion, respectively.

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

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the Great East Japan Earthquake in March 2011, fiscal problems in the U.S. and European countries which became apparent starting the same year, the political crisis in Ukraine which began in late 2013, the terrorist attacks in Paris in November 2015, the terrorist attacks in Brussels in March 2016 and the terrorist attacks in London in June 2017, but also more specifically the following types of events that could cause losses in our trading and investment assets:

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

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Under such competitive environment, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to maintain and develop our operations in these regions and the U.S. After the acquisition, however, market structures have changed drastically due to the scaling back of market-related businesses by European financial institutions and the monetary easing policies by central banks of each country, resulting in decline in whole market liquidity. In light of this challenging business environment, we have endeavored to reallocate our management resources to optimize our global operations and thereby improve our profitability. For example, we made strategic changes to our Wholesale businesses in EMEA and the Americas in 2016 in order to reallocate resources towards our areas of expertise and most profitable business lines. However, failure to realize the full benefits of these efforts may adversely affect our global businesses, financial condition and results of operations.

Our business is subject to various operational risks

We classify and define operational risk as the risk of loss resulting from inadequate or failed internal processes, personnel, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to our reputation if caused by an operational risk.

Operational risk is inherent in all our products, activities, processes and systems which therefore can potentially have a direct financial impact on us or an indirect financial impact through a disruption to our business, regulatory sanctions, loss of clients, reputational damage or damage to the health and safety of our management and employees. While we have established a robust framework to manage and mitigate the impact of operational risks within us, prevention of the following key specific types of key operational risks occurring remains challenging:

Event Category	Definition
Internal Fraud	Intentional breach of laws, rules, regulations or internal policies and procedures.

Mis-selling	Offering of products and services which are not commensurate with the client’s knowledge, experience, asset status and investment purpose as well as his/her ability to make judgment regarding risk management, or failure to provide sufficient information about the risks associated with the products and services offered.

Regulatory non- Compliance	Violation of financial and other applicable laws, rules or regulations and internal rules governing the firm’s business activities and personnel.

Information Management Failure	Activity which may lead to leakage or damage of the firm’s data including client and sensitive information, or failure to maintain a sufficient control environment to prevent such events.

Cyber Attack	Unauthorized intrusion, theft, modification and destruction of data, failure or malfunction of information systems and execution of illegal computer programs, committed via the Internet through malicious use of information communication networks and information systems.

System Outages	Significant system defects, including system outages or malfunction.

Business Continuity Management Failure	Failure to maintain effective business continuity due to insufficient measures and preparations against major natural or man-made disaster.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of our or our clients’ non-public information, such as insider trading and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

In August 2012, Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, received a business improvement order from the FSA with respect to flaws recognized in connection with the management of entity-related information for public stock offerings. In response to the order, NSC implemented and completed a series of improvement measures as of December 2012.

Although we have precautions in place to detect and prevent such misconduct in the future, the measures we have implemented or may implement may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

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

A failure to identify and appropriately address conflicts of interest could adversely affect our business

We are a global financial institution that provides a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can arise when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public information is not appropriately restricted or shared within the firm, conflicts of interest can also arise where a transaction within the Nomura Group and/or a transaction with another client conflict or compete, or is perceived to conflict or compete, with a transaction with a particular client. While we have extensive internal procedures and controls designed to identify and address conflicts of interest, a failure, or a perceived failure, to identify, disclose and appropriately address such conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, conflicts of interest could give rise to regulatory actions or litigation.

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

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities and/or affect our profitability, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. In particular, the number of investigations and proceedings against the financial services industry by governmental and self-regulatory organizations has increased substantially and the consequences of such investigations and proceedings have become more severe in recent years, and we are subject to face the risk of such investigations and proceedings. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create, which may negatively affect our business opportunities and ability to secure human resources. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions. In addition, certain market participants may refrain from investing in or entering into transactions with us if we engage in business activities in regions subject to international sanctions, even if our activities do not constitute violations of sanctions laws and regulations.

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

Although we exercise care to protect the confidentiality of personal information and take steps to safeguard such information in compliance with applicable laws, rules and regulations, were any material unauthorized disclosure of personal information to occur, our business could be adversely affected. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected due to the unauthorized disclosure of their personal information (including leakage of such information by an external service provider). In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

System failure and the information leakage could adversely affect our business

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

Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business

We have developed a contingency plan for addressing unexpected situations. However, disaster, terrorism, military dispute or infectious disease afflicting our management and employees could exceed the assumptions of our plan, and could adversely affect our business.

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

Cash reserve funds, such as money market funds and money reserve funds are categorized as low risk financial products. As a result of a sudden rise in interest rates, such cash reserve funds may fall below par value due to losses resulting from price decreases of debt securities in the portfolio, defaults of debt securities in the portfolio or charges of negative interest. If we determine that a stable return cannot be achieved from the investment performance of cash reserve funds, we may accelerate the redemption of, or impose a deposit limit on, such cash reserve funds. For example, Nomura Asset Management Co., Ltd., the Company’s subsidiary, ended its operation of money market funds in late August 2016 and executed an accelerated redemption of such funds in September 2016.

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

Corporate Goals and Principles

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of our shareholders and clients.

As “Asia’s global investment bank,” Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to the economic growth and development of society.

To enhance its corporate value, Nomura places significance on earnings per share (“EPS”) and will seek to maintain sustained improvement of management’s target.

Our Business Divisions

Retail

In Retail, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of local branches, including our head office, was 158 as of the end of March 2017. We offer investment consultation services to meet the medium- to long-term needs of our clients. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.

We continue to focus on delivering top-quality solutions including our broad range of products and services through face-to-face meetings, online and call center channels, so that Nomura Group can sustainably be a trusted partner to our clients.

Asset Management

We conduct our asset management business, which consists of the development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co., Ltd (“NAM”). NAM is the largest asset management company in Japan in terms of assets under management in investment trusts as of March 31, 2017. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create business opportunities. In order to make these opportunities available, NAM manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through NSC as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank Co., Ltd. Investment trusts are also held in defined contribution pension plans. We also provide investment advisory services to public pension funds, private pension funds, governments and their agencies, central banks and institutional investors globally.

Wholesale

Our Wholesale Division consists of Global Markets and Investment Banking, providing our corporate and institutional clients with timely, high value-added products and services tailored to their needs.

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

Our global equity-related products include equity securities, Exchange Traded Funds (“ETFs”), convertible securities, listed and OTC equity derivatives, and prime services. In addition, we offer execution services based on cutting-edge electronic trading technology to help clients navigate through the complex market structure and achieve best execution. We are also a member of various exchanges around the world, with leading positions on Tokyo stock exchanges.

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

Financial Advisory & Solutions Services. We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, capital structuring, corporate defense activities, leveraged buyouts and risk solutions. Our involvement in reorganizations and other corporate restructurings related to industry consolidation enhances our opportunities to offer clients other advisory and investment banking services.

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

Our Information Technology

We believe that information technology is one of the key success factors for our overall business and intend to develop and maintain a solid technology platform to ensure that the Nomura Group is able to fulfill the various needs of our clients. Accordingly, we will continue to invest, enhance and adapt a technology platform to ensure it remains suitable for each division. As a financial institution, we have been promoting to implement FinTech to improve our business operation.

In our Retail Division, we continually invest and enhance our core system and related systems to improve efficiency on business operation. We are also continuously working on improving our internet-based and smartphone platforms.

In our Wholesale Division, we continually invest and enhance our technology platform to provide better risk management, improved data governance and also to increase trading capabilities through platforms allowing direct market access and algorithmic trading. In order to ensure the support level of Wholesale operations, we will continue to maintain utilization of our offshore service entities in India and enhance our regional support based capabilities.

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

Regulatory Changes. In response to the financial markets crisis, governments and regulatory authorities in various jurisdictions have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. In July 2010, the U.S. enacted the Dodd-Frank Act, which is now the subject of a multi-agency rulemaking process. The rulemakings include the following: (i) create a tighter regulatory framework for OTC derivatives to promote transparency and impose conduct rules in that marketplace; (ii) establish a process for designating nonbank financial firms as Systemically Important Financial Institutions (“SIFIs”), subject to increased (and sometimes new) prudential oversight including early remediation, capital standards, resolution authority and new regulatory fees; (iii) prohibit material conflicts of interest between firms that package and sell asset-backed securities (“ABS”) and firms that invest in ABS; (iv) establish risk retention requirements for ABS; (v) establish rules related to the orderly liquidation of certain broker dealers; (vi) create annual stress tests; and (vii) set forth a number of executive compensation mandates, including rules to curtail incentive compensation that promotes excessive risk taking and listing standards for recovery of erroneously awarded compensation. The new regulatory framework for OTC derivatives includes mandates for clearing transactions with designated clearing organizations, exchange trading, new capital requirements, bilateral and variation margin for non-cleared derivatives, reporting and recordkeeping, and internal and external business conduct rules. Some U.S. derivatives and executive compensation rules may be applied extraterritorially and therefore impact some non-U.S. Nomura entities.

Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing nonbank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) establish new regulations regarding the role of credit rating agencies, investment advisors and others. To facilitate the transition to the requirements of the Dodd-Frank Act, the Commodity Futures Trading Commission issued an exemptive order in July 2013 (“Exemptive Order”) that granted market participants temporary conditional relief from certain provisions of the Commodity Exchange Act, as amended by the Dodd-Frank Act. As the Exemptive Order expired on December 21, 2013 some U.S. derivatives rules are now being applied extraterritorially and are now therefore impacting some non-U.S. Nomura entities. In addition, Title VII of the Dodd-Frank Act gives the SEC regulatory authority over “security-based swaps” which are defined under the act as swaps based on a single security or loan or a narrow-based group or index of securities. Security-based swaps are included within the definition of “security” under the U.S.

Securities and Exchange Act of 1934 and the U.S. Securities Act of 1933. The SEC continues to issue final rules and interpretive guidance addressing cross-border security-based swap activities. On June 25, 2014, the SEC initially finalized a portion of its cross-border rules, namely key foundational definitions and registration calculations that will become operative once the SEC sets a timeframe for the security-based swap dealer registration process to begin. Since then, the SEC has issued a series of final rules that will apply certain Dodd-Frank Act requirements to security-based swaps between two non-U.S. person counterparties when the security-based swaps are arranged, negotiated or executed using personnel or personnel of agents located in the United States. On February 10, 2016, the SEC issued final rules that require a non-U.S. person that uses personnel or personnel of agents located in the United States in connection with security-based swap dealing activity to include such security-based swaps in its security-based swap dealer registration de minimis calculation. On April 14, 2016 the SEC issued final rules that require a non-U.S. security-based swap dealer to comply with external business conduct standards rules when facing a non-U.S. person counterparty if the non-U.S. security-based swap dealer uses personnel or personnel of agents located in the United States to arrange, negotiate or execute the security-based swap. Finally, on July 14, 2016 the SEC issued final rules that subject a security-based swap between a non-U.S. security-based swap dealer and a non-U.S. person counterparty to public dissemination pursuant to SEC rules if the non-U.S. swap dealer uses personnel or personnel of agents located in the United States to arrange, negotiate or execute the security-based swap. The SEC could issue additional final rules that apply certain Dodd-Frank Act requirements to security-based swaps of two non-U.S. person counterparties when one or both uses personnel or personnel of agents located in the United States to arrange, negotiate or execute the security-based swap, but no such additional rules have been proposed. Once final and effective, these cross-border rules may impact some non-U.S. Nomura entities. The exact details of the Dodd-Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards. In addition to the rulemakings required by the Dodd-Frank Act, the SEC is considering other rulemakings that will impact Nomura’s U.S. entities. While these rules have not been formally proposed, they have been publicly reported in the U.S. Office of Management and Budget’s (“OMB”) “Current Regulatory Plan and Unified Agenda of Regulatory and Deregulatory Actions.” The SEC’s Division of Trading and Markets is considering recommending that the SEC propose an amendment to its net capital rule that would prohibit a broker-dealer that carries customer accounts from having a ratio of total assets to regulatory capital in excess of a certain level. The SEC and the CFTC are also considering a number of changes to market structure rules.

On February 3, 2017, U.S. President Donald J. Trump signed Executive Order 13772 outlining core principles to regulate the U.S. financial system. The order directed the Secretary of the Treasury to consult with heads of member agencies of the Financial Stability Oversight Council and report within 120 days of the date of the order (and periodically thereafter) on the extent to which existing laws, treaties, regulations, guidance, reporting and recordkeeping requirements and other government policies promote the core principles. U.S. regulatory agencies may change financial regulations through administrative procedures and rulemakings, supervisory guidance or no-action relief as the result of recommendations by the Treasury Secretary in accordance with the core principles of the executive order. These may have a material impact on Nomura’s business.

The core principles are as follows: (i) empower Americans to make independent financial decisions and informed choices in the marketplace, save for retirement, and build individual wealth; (ii) prevent taxpayer-funded bailouts; (iii) foster economic growth and vibrant financial markets through more rigorous regulatory impact analysis that addresses systemic risk and market failures, such as moral hazard and information asymmetry; (iv) enable American companies to be competitive with foreign firms in domestic and foreign markets; (v) advance American interests in international financial regulatory negotiations and meetings; (vi) make regulation efficient, effective, and appropriately tailored; and (vii) restore public accountability within Federal financial regulatory agencies and rationalize the Federal financial regulatory framework.

The Foreign Account Tax Compliance Act (“FATCA”) which was enacted in 2010, requires foreign financial institutions (“FFIs”) to report to the U.S. Internal Revenue Service information about financial accounts held by U.S. taxpayers, or by foreign entities in which U.S. taxpayers hold a substantial ownership interest. As a result, Nomura will be subject to certain reporting requirements consistent with a mutual agreement between Japanese governmental authorities and the U.S. Treasury Department. In addition, the US Treasury Department proposed new rules in April 2016 that would give the Internal Revenue Service the authority to reclassify certain related-company debt transactions as equity and as a result could impact the Company’s tax liability.

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

These rules were amended in January 2015 as part of the U.K. implementation of the EU Bank Recovery and Resolution Directive (“BRRD”), which was published on June 12, 2014. The BRRD also aims to implement Financial Stability Board recommendations on recovery and resolution regimes for financial institutions and for U.K. purposes it will partially supersede the existing U.K. regime. The BRRD applies to banks and investment firms operating in EU member states, including EU branches and subsidiaries of third country firms. It includes requirements for the preparation of RRPs by institutions and regulators. It also creates various powers for EU regulators to intervene to resolve institutions at risk of failure, including the ability to sell or transfer all or part of an institution (similar to existing U.K. regulatory powers) and the introduction of a debt write down or bail-in tool. Amongst other things, relevant firms are required to include a contractual recognition of the bail-in clause in a wide range of non-EU law governed contracts governing liabilities created or materially amended after January 1, 2016 under which the creditor contractually recognizes and agrees that the liability may be subject to use of the bail-in tool. Specific provision is also made to facilitate cross-border crisis management and the recognition of third country recovery and resolution action in relation to third country banking and investment groups. As part of the bail-in rules, firms will be required to maintain capital resources sufficient to meet the stipulated minimum requirement for eligible liabilities (“MREL”). The MREL requirement overlaps with the global capital standards on total loss absorbing capacity (“TLAC”) for G-SIBs issued by the Financial Stability Board on November 9, 2015. The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available for bail-in within resolution at G-SIBs, but does not limit authorities’ powers under the applicable resolution law to expose other liabilities to loss through bail-in or the application of other resolution tools. G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework.

On August 18, 2016 the FSB published final guidance on resolution planning arrangements designed to support operational continuity in resolution (“FSB Guidance”) in order to assist authorities and firms subject to resolution planning requirements assess whether such firms have appropriate arrangements in place. On April 28, 2017, the U.K. PRA issued a policy statement to introduce rules implementing the FSB Guidance (“U.K. PRA Rules”). The U.K.PRA Rules will apply from January 1, 2019 to designated investment firms, certain U.K. banks and building societies. The U.K.PRA Rules largely reflect the FSB Guidance, but go beyond the FSB Guidance in some respects.

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

The framework also modifies treatment of financial institution exposures to central counterparties, resulting in increased capital charges, as well as qualifying conditions that must be met by central counterparties before institutions may benefit from preferential treatment. CRD IV introduces the concept of the leverage ratio and the net stable funding ratio (“NSFR”). The directive introduces corporate governance requirements with a more rigorous supervision of risks by directors as well as management or supervisory boards. The rules concern the composition of boards, their functioning and their role in risk oversight and strategy in order to improve the effectiveness of risk oversight by boards. The regulation requires financial institutions to make increased Pillar 3 disclosures about their corporate governance arrangements. CRD IV also sets out requirements in relation to remuneration policies imposing a 1:1 ratio on the basic salary relative to bonus for certain staff.

On November 23, 2016, the European Commission published the fifth Capital Requirements Directive (“CRD V”). CRD V is a legislative dossier implementing the remaining parts of Basel III in the EU as well as addressing issues identified in the prudential requirements of CRD IV. The European Commission also introduced amendments to existing legislation in the form of the CRD V Capital Requirements Regulation (“CRR II”), Bank Recovery and Resolution Directive (“BRRD II”) and Single Resolution Mechanism Regulation (“SRMR”). As dossiers will need to pass through the EU legislative process, which usually takes about 18 months, the rules will enter into force in 2019 at the earliest.

On October 20, 2011, the European Commission published draft legislation for the Directive on markets in financial instruments repealing Directive 2004/39/EC of the European Parliament and of the Council. The legislation has been split into two parts: the Markets in Financial Instruments Directive (“MiFID”) and the Markets in Financial Instruments Regulation (“MiFIR”). On May 13, 2014, the Council of the European Union announced that it had adopted MiFID II (the revised MiFID) and MiFIR. MiFID II was published in the EU Official Journal on June 12, 2014 and entered into force on July 3, 2014. The majority of the new rules under MiFID II and MiFIR will take effect from January 3, 2018, with Member States required to implement MiFID II through national legislation by July 3, 2017. The legislation seeks to introduce wide-reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by mandating the clearing of standardized OTC transactions through central clearing counterparties and their trading through regulated trading venues. The new framework introduces a market structure which seeks to close certain loopholes and ensures that trading, wherever appropriate, takes place on regulated platforms. It introduces rules on high frequency trading and aims to improve the transparency and oversight of financial markets. The revised MiFID also aims to strengthen the protection of investors by introducing more robust organizational and conduct requirements and by strengthening the role of management bodies. The new framework also increases the role and supervisory powers of regulators and establishes powers to prohibit or restrict the marketing and distribution of certain products in well-defined circumstances. A harmonized regime for granting firms from third countries access to EU professional markets, based on an equivalence assessment of third-country jurisdictions by the Commission, will also be introduced.

Following a range of consultations and technical advice published by the European Securities and Markets Authority (“ESMA”), in April 2016 the European Commission adopted a MiFID Delegated Directive (“Directive”). The Directive contains provisions on investor protection, notably on safeguarding of clients’ funds and financial instruments, product governance and monetary/non-monetary compensation. The Commission also adopted a delegated regulation supplementing MiFID II. This regulation aims at specifying, in particular, the rules relating to exemptions, the organizational requirements for investment firms, and conduct of business obligations in the provision of investment services. In May 2016, the Commission adopted a further delegated regulation supplementing MiFIR. This regulation aims at specifying, in particular, the rules relating to determining liquidity for equity instruments, the rules on the provision of market data on a reasonable commercial basis, the rules on publication, order execution and transparency obligations for systematic internalisers, and the rules on supervisory measures on product intervention by the ESMA, the European Banking Authority and national authorities, as well as on position management powers by the ESMA. The Commission also has adopted the majority of final technical standards. There is still ongoing work on the technical guidelines.

In the U.K., the U.K. FCA has also published various consultations on MiFID II, including a Discussion Paper in March 2015, which discussed the FCA’s approach to those areas of MiFID II for which the U.K. has discretion in relation to implementation. In March 2015, U.K. HM Treasury published a consultation on the Transposition of the MiFID II. The U.K. FCA published its first consultation paper on MiFID II implementation in December 2015. The paper focused on markets issues. The U.K. FCA published a second consultation in July 2016 on commodities, supervision and senior management issues and a third consultation in September 2016 on a range of business conduct issues including investment research and product governance. In December 2016, the U.K. FCA published a fourth consultation on specialist regimes, tied agents, market data and other miscellaneous changes to the FCA Handbook. In March 2017, the first of two policy statements was published, setting out the U.K. FCA’s near-final rules on most of the topics which were addressed in the first and second consultation papers. In February 2017, U.K. HM Treasury published responses to the feedback they received on their March 2015 paper.

The European Market Infrastructure Regulation (“EMIR”) became effective on August 16, 2012, and applies to any entity established in the European Union that is a legal counterparty to a derivative contract, even when trading with non-EU firms. Although the majority of EMIR regulations have already been implemented, there were several important developments during the course of 2016 and 2017. On June 6, 2016, The ESMA and the CFTC established a memorandum of understanding (“MoU”) under EMIR which established the cooperation agreements regarding central clearing counterparties (“CCPs”) that are established in the U.S. and authorized or recognized by the CFTC and which have applied for EU recognition under EMIR.

On June 14, 2016, the ESMA updated its list of recognized third-country CCPs to include the Chicago Mercantile Exchange Inc. (“CME”), and in September 2016 the ESMA updated its list to also include ICE Clear Europe.

On July 1, 2016, the European Commission published an Implementing Decision in the EU Official Journal which granted equivalence to certain designated contract markets (“DCMs”) in the U.S. that operate under the regulatory oversight of the CFTC. The decision came into force on July 22, 2016. This equivalence decision was particularly relevant to EMIR, as products traded on equivalent third-country markets (in this case DCMs subject to CFTC regulatory oversight) no longer fall under the definition of an OTC derivative and are therefore no longer subject to the EMIR obligations relevant to OTC derivatives (such as inclusion within the calculation of the clearing threshold for non-financial counterparties).

On January 12, 2016, the Securities Financing Transactions Regulation (“SFTR”), which forms part of the EU’s package of legislation targeted at reforming shadow banking and aims to improve transparency in the securities financing transactions (“SFTs”) market, came into force subject to a range of transitional provisions over a number of years. On March 31, 2017, the ESMA published their final technical standards under SFTR to the European Commission which has three months to decide whether to endorse them. The SFTR implementing measures are expected to enter into force by end of 2017.

On July 3, 2016, the EU Market Abuse Regulation (“MAR”) came into force in all EU member states. The new rules on market abuse update and strengthen the existing framework to ensure greater market integrity and investor protection, replacing the existing Market Abuse Directive. The MAR strengthens the existing U.K. market abuse framework by extending its scope to new markets, new platforms and new behaviors. It contains prohibitions of insider dealing and market manipulation, as well as provisions designed to prevent and detect these behaviors, including the obligation to report suspicious orders and transactions. The MAR also introduced Investment Recommendations as a type of client communication requiring disclosures and tracking akin to investment research.

In June 2015, the European Parliament and Council to the EU members issued the final version of the Fourth Money Laundering Directive (“MLD4”). All EU member states, including the U.K., have two years in which to transpose the requirements of the directive into national law which will, where necessary, amend or replace the existing regulations or legislation. In February 2016, the EU Commission, in an effort to bolster the fight against terrorist financing, proposed amendment to the MLD4 that would enable the tracing of terrorists through financial movements and disrupt the sources of revenue for terrorist organizations by targeting their capacity to raise funds. These proposed amendments must still be agreed upon among all 28 Member States, but were included in a final version of the MLD4 issued by the EU Parliament in July 2016. In September 2017, additional legislation was implemented in the U.K. designed to combat financial crime including the Criminal Finances Act. The Act functions as an enhancement and extension of the Proceeds of Crime Act 2002 and, in addition to increasing the powers of authorities in investigating tax evasion, is also designed to make failure by a commercial organization to prevent the facilitation of tax evasion a punishable offence.

The Alternative Investment Fund Managers Directive (“AIFMD”) became effective on July 21, 2011. The AIFMD was required to be implemented by Member States by July 22, 2013 (subject to a one-year transitional period). The AIFMD and its related implementing legislation establish a detailed framework for the management and marketing of alternative investment funds (or “AIFs”) within the EEA. As the concept of an “AIF” is broadly defined, the AIFMD captures the majority of non-UCITs funds, including hedge funds, private equity, debt and real estate funds.

Under the AIFMD regime, fund managers operating within the EEA are subject to extensive organizational requirements, including mandatory authorization by an EEA regulator, substantial ongoing compliance, conduct of business and disclosure requirements and the obligation to appoint an independent depositary with responsibility for an AIF’s assets. A separate regulatory regime applies to depositaries, which must also be authorized for this purpose. Additional restrictions and disclosure obligations apply to managers of private equity firms which acquire material holdings in EEA companies. Non-EEA fund managers seeking to target EEA investors are also subject, at a minimum, to a sub-set of the compliance requirements for EEA managers, focusing mainly on disclosure. It is open to each Member State to introduce additional restrictions for third-country managers and some jurisdictions remain very restrictive in this respect. The possibility of a passporting regime for third-country managers is, however, provided for in the AIFMD and is still under consideration at the EU level, following positive feedback from the ESMA on a number of jurisdictions such as Canada, Guernsey, Japan, Jersey and Switzerland (further legislation would be required to introduce such a third-country passport). The AIFMD has material impact for Nomura insofar as certain group entities manage and/or market investment funds within the EEA (which attracts an enhanced compliance burden). Nomura also acts as depositary or “depo lite” to AIFs and is accordingly subject to separate compliance requirements and liability provisions in this capacity.

On March 7, 2017, the Senior Managers and Certification Regime (“SMCR”) reached its one-year implementation anniversary, and. additional rules regarding regulatory references and broadening the application of conduct rules to all staff also came into force on the same day. On May 12, 2017, the U.K. PRA and U.K. FCA announced the final amendments to the SMCR which will come into force on July 3, 2017. Amongst the key changes announced was a new power for U.K Regulators (the U.K. FCA and the U.K. PRA) to apply individual rules of conduct to all non-executive directors, irrespective of whether they perform a senior manager role or another controlled function, and clarification that this rule applies to a director (whether executive or non-executive) when they are acting as a member of the board, of the board’s committees or other governing body. In addition, a further rule, the ‘Duty of Responsibility’ for senior managers, came into force on May 3, 2017. Under this ‘Duty of Responsibility,’ the U.K. FCA and U.K. PRA will now be able to take enforcement action against senior managers if they are responsible for the management of any activities within their firm where their firm contravenes a regulatory requirement and the senior managers do not take ‘reasonably expected steps’ to avoid such a contravention from ‘occurring or continuing.’

Over the past two to three years, the U.K. FCA has worked towards introducing a number of changes to the U.K. regulatory regime for the protection of client assets (“CASS”). These requirements are relevant to Nomura’s U.K. entities that hold client money and other assets on behalf of their clients (other than in the course of deposit-taking activity). The reforms made to the CASS regime have been driven in large part by concerns of the U.K. FCA regarding the shortcomings of the previous rules that were highlighted in the U.K. case law surrounding the collapse of Lehman Brothers International (Europe). The U.K. FCA commenced its review of the CASS regime in 2012 and published final rules in 2014, the last of which came into force on June 1, 2015. The reforms aim to improve the speed and efficiency with which client assets may be distributed following the insolvency of the holding firm and to minimize negative market impact. This has resulted in extensive changes to the rules, designed to strengthen the legal and operational requirements of holding firms for effective segregation of client money and to enhance controls over institutions with which client money is deposited and third parties to whom client money is transferred. The conditions attached to exclusions from the client money rules have also been clarified and enhanced. In addition, various changes have also been made to the rules to give effect to EMIR requirements regarding client money held in the course of derivatives clearing activity. The net effect of these various changes is generally to increase the operational and compliance burden on firms that hold client money and assets.

On July 29, 2016, the U.K. FCA released Consultation Paper 16/19: Markets in Financial Instruments Directive II Implementation (“CP 16/19”). CP16/19 provides for incremental changes to CASS. Many of the changes introduced by MiFID II are already part of the U.K. FCA rules. Although CASS will implement MiFID II using language closely mirroring that of MiFID II, such language will be adapted where appropriate to conform with U.K. law and practice.. On November 9, 2015, the Financial Reporting Council published its Standard for audit firms on Providing Assurance on Client Assets to the U.K. FCA. The Reasonable Assurance Standard was implemented on January 1, 2016, and has helped to ensure that the strengthened CASS regime is underpinned by sound assurances.

Since 2012, the European Commission has been working on the EU Data Protection Reform to establish a modern and harmonized data protection framework across the EU to replace the existing Directive. On May 4, 2016, the official texts of the new Regulation were published in the EU Official Journal in all the official languages and it came into force on May 25, 2016. However, the Regulation will not be effective across the EU member states until May 25, 2018. The Regulation includes a number of important changes to existing data protection legislation including new obligations on data processors, restrictions on the transfer of personal data outside the EEA and the introduction of new concepts such as “accountability” (and related record-keeping), the “right to be forgotten” and a requirement for data breach notifications to the relevant Regulators. Enforcement of the Regulation will be carried out by both national regulators (for the U.K., the Information Commissioner) and the Commission, and the regulators will also now have the new power to impose greater fines for any breaches of the data protection requirements of up to 4% of a firm’s global turnover.

The EU Benchmark Regulation entered into force on June 30, 2016 and will apply in the U.K. from January 1, 2018. Global regulators have imposed fines on firms following attempted manipulation of the LIBOR, gold and foreign exchange benchmarks, and have taken action against individuals for misconduct related to benchmarks. The objectives of the EU Benchmark Regulation include, but are not limited: (i) improving governance and controls over the benchmarking process to ensure that administrators avoid/manage conflicts of interest, (ii) improving the quality of input data and methodologies used by benchmark administrators, (iii) ensuring that contributors to benchmarks and the data they provide are subject to adequate controls, and (iv) protecting consumers and investors through greater transparency and adequate rights of redress.

In the U.K., as a follow up to the Fair and Effective Markets Review (established by the Chancellor of the Exchequer), the Fixed Income, Currencies and Commodities (“FICC”) Markets Standards Board (“FMSB”) was established in 2015 as a private sector response to the conduct problems revealed in global wholesale FICC markets after the financial crisis. The function of the FMSB is to help raise standards of conduct in global wholesale markets by producing voluntary Standards and other guidance in areas of uncertainty that are developed by the membership and designed to illustrate best practices to all market participants. These Standards are intended to reduce the continuing uncertainty about acceptable practices in opaque and unregulated areas, which is a hazard for FMSB members, as well as other market participants. The Standards published to date cover the new issue process, binary options for the commodities markets and reference price transactions for the fixed income markets. The published Standards do not have legal or regulatory force and do not replace existing legislation; rather, they are intended to supplement the rules already in place. The Standards are implemented by way of FMSB member firms making an adherence statement on an annual basis.

Following the Brexit referendum held in June 2016, in which 51.9% of votes were cast in favor of leaving the EU, the U.K. Prime Minister triggered Article 50 of the Treaty of the Functioning of the European Union to start the formal exit process on March 29, 2017, meaning that the U.K. is on a course to leave the EU by the end of March 2019. The terms of withdrawal and agreements outlining any new relationships between the U.K. and the EU will be negotiated during this two year period. In the meantime, the U.K. remains a full member of the EU, although its influence over rule-making is significantly reduced. Furthermore, the triggering of Article 50 means that the U.K. will leave the EU after two years even if no deal is reached, but this period can be extended with the unanimous agreement of all parties. The U.K. financial services sector currently relies on access to the EU single market to conduct business across borders within the EU. However the U.K. government has said that it will not seek to remain part of the single market after Brexit. It is not yet clear whether an agreement can be reached through other means in order to maintain a similar level access for U.K.-based firms and so the precise impact of Brexit on financial services cannot yet be judged. Firms such as Nomura are currently working on their contingency plans in order to ensure that they are able to provide continued service to clients both regionally and globally.

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

Overseas

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2016 and 2017, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. As of March 31, 2016 and 2017, NEHS, NIP and NBI were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth finance management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2016 and 2017, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

In addition, certain of our other subsidiaries are subject to various securities and banking regulations, and the capital adequacy requirements established by the regulatory and exchange authorities of the countries in which those subsidiaries operate. We believe that each such subsidiary is, and will in the foreseeable future be, in compliance with these requirements in all material respects.

Management Challenges and Strategies

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. As “Asia’s global investment bank,” Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to economic growth and development of society. In order to enhance its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes earnings per share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we are primarily focusing on ensuring that profits are recorded by all divisions and regions. We are committed to continuing business model transformation in Japan as well as aiming to improve profitability of our international operations under Vision C&C slogan, so that we will be able to build a solid foundation to generate profits even in severe market environments.

We will ensure a flexible and robust response to changes in the global operating environment related to international financial regulations and progress in various innovations; and make efforts to monitor international political situation which is changing rapidly, so that we will be able to maintain robust financial position and to use management resources effectively by improving capital efficiency among others.

The challenges and strategies in each division are as follows:

•	Retail Division

In Retail Division, we have been working to transform our business model in order to “expand our business by increasing clients’ trust and improving clients’ satisfaction” and to “become financial institution a lot of people need.” We are aiming to improve clients’ satisfaction and expand our business by responding to clients’ diversifying needs. We also focus on providing a broad range of clients with value-added solutions through face-to-face consulting services, seminars, online and call center channels, so that we will win greater trust from account holders as well as new clients.

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

Global Markets has been focusing on delivering differentiated and competitive products and solutions to our clients by leveraging our global capabilities in trading, research, and global distribution. We aim to provide uninterrupted liquidity to our clients across asset classes and markets, and strive to offer best-in-class market access and execution services.

In Investment Banking, we continue to enhance our structure to further provide cross-border M&A, as well as to support our clients with financing in both domestic and overseas markets amid the globalization of our clients’ business activities. We also continue to provide solution business services including interest and currency hedging associated with our M&A and financing services.

In our Wholesale Division, in order to provide quality services to meet the needs of our clients, we deploy the firm’s resources to areas of competitive advantage. We continue to reinforce the connectivity between Global Markets, Investment Banking, as well as among divisions and regions, to holistically meet capital markets needs of our clients. We will strive to continuously improve our products and services, as well as to make use of our competitive advantage in the Asia-Pacific region, so that we can meet the evolving needs of our clients along with the changes in macroeconomic and the market environment.

Risk Management and Compliance, etc.

Nomura Group has established its risk appetite which articulates the risks that the firm is willing to assume in pursuit of its corporate vision, strategic objectives and business plan. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.

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

Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015, based on our experiences including the business improvement order in connection with public stock offerings in 2012 against our subsidiary, Nomura Securities Co. Ltd. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust through various measures. We will strive to maintain a sound corporate culture through these initiatives. We will also further enhance and reinforce our internal control framework, which includes measures to prevent insider trading and solicitation of unfair dealing, by ensuring that all of our executive officers and employees continually maintain the highest level of business ethics expected from professionals engaged in the capital markets.

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

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if an issuer that is required to file an annual or quarterly report under the Exchange Act or its affiliates knowingly engaged in certain activities during the period covered by any such report with the Government of Iran, entities controlled by the Government of Iran or persons sanctioned by the U.S. government under programs relating to terrorism or proliferation of weapons of mass destruction, or knowingly engaged in certain other Iran-related activities during the period covered by any such report, the issuer is required to disclose certain information related to such activity in the applicable periodic report. Disclosure is generally required even for activities not prohibited by applicable law.

During the fiscal year ended March 31, 2017, certain non-U.S. affiliates of the Company engaged in the following activities with entities that are or may be owned or controlled by the Government of Iran:

•

Nomura Research Institute, Ltd. (“NRI”), an affiliate in which we hold, directly and indirectly, 37.2% of the outstanding share capital, has engaged in meetings and discussions on potential business development with entities that are or may be owned or controlled by the Government of Iran. There were no revenues or profits arising directly from these meetings and discussions.

In addition, NRI entered into several contracts with an investment and development company, which is owned or controlled by the Government of Iran, pursuant to which NRI agreed to perform benchmark investigations, conduct comparative analyses and provide other consulting services to facilitate development projects. Performance under these contracts is ongoing. During the period covered by this report, these contracts and related activities generated gross revenues of $1,743,500 and estimated net profits of $261,525. Further, NRI entered into a contract with another entity pursuant to which NRI receives certain services related to the work that NRI is performing for the aforementioned investment and development company, and performance under this contract is also ongoing. This contract did not, on its own, generate any revenues or profits for NRI. After consultation with NRI and on the basis of information publicly available to us, we believe that this other entity is a private entity that is not owned or controlled by the Government of Iran.

NRI also entered into a contract with an entity pursuant to which NRI receives certain services related to the exploration of business opportunities in Iran in the cardiovascular treatment field, and performance under this contract is ongoing. After consultation with NRI and on the basis of information publicly available to us, we believe that this entity is a private entity that is not owned or controlled by the Government of Iran. There were no revenues or profits arising directly from this contract.

•

Nomura International plc, our indirect wholly-owned subsidiary, has engaged in meetings and discussions on potential business development with officials of entities that are owned or controlled by the Government of Iran and representatives of certain Iranian brokerage firms. There were no revenues or profits arising directly from these meetings and discussions.

•	Certain non-U.S. affiliates of the Company made payments to the Government of Iran to obtain entry visas to travel to Iran in connection with the activities described above.

Sanctions relief regarding Iran was implemented in 2016 in accordance with the Joint Comprehensive Plan of Action (“JCPOA”) reached by the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States), Germany, the EU, and Iran to ensure that Iran’s nuclear program is used for peaceful purposes. Despite the JCPOA, certain activities, including transactions involving targeted Iran-related persons and entities and transactions that implicate U.S. jurisdiction, remain subject to sanctions.

To the extent permitted under applicable law, regulations, and sanctions relief (such as the JPOA-related sanctions relief), we intend to continue to engage in the activities described above and may engage in similar activities in future periods.

C. Organizational Structure.

The following table lists the Company and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Financial Partners Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd.	Japan	100
The Asahi Fire & Marine Insurance Co., Ltd.	Japan	54
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
Nomura Asia Pacific Holdings Co., Ltd	Japan	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura Capital Markets Limited	U.K.	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Australia Limited	Australia	100
P.T. Nomura Sekuritas Indonesia	Indonesia	96
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Capital Nomura Securities Public Co., Ltd.	Thailand	86

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2017, our principal head office is located in Tokyo, Japan and occupies 967,689 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 125,184 square feet, our Nagoya branch office, which occupies 82,914 square feet, and the head office of NAM in Tokyo, which occupies 176,098 square feet.

As of March 31, 2017, our major offices outside Japan are the head offices of NIP located in London, which occupies 456,564 square feet, the New York head office of Nomura Securities International, Inc., which occupies 158,468 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 146,389 square feet. We lease most of our overseas office space.

As of March 31, 2017, the major office of Nomura Services India Private Limited, our specialized service company in India, occupies 413,517 square feet.

As of March 31, 2017, the aggregate book value of the land and buildings we owned was ¥173 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥39 billion.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2017 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

The Japanese economy expanded at a modest pace. Japan’s real gross domestic product (“GDP”) grew relatively rapidly in January-March 2016, at a quarter-on-quarter annualized rate of 1.9%, and continued to grow thereafter, by 2.2% in April-June, 1.2% in July-September, and 1.2% in October-December. We see the easing of concerns about price hikes for food and other items as one of the reasons why consumer spending carried on rising. Exports from Japan also embarked on a clear upward trend in July-September 2016 as global manufacturing activity picked up. Capital expenditure improved too, and the Bank of Japan’s March 2017 Short-Term Economic Survey of Enterprises in Japan (“Tankan”) indicated that Japanese companies’ capital expenditure plans for fiscal 2017 were bullish. However, the Japanese government implemented an economic stimulus package totaling around ¥28.1trn in August 2016 in response to both considerable ongoing uncertainty about the economic outlook in January-June 2016 and concerns about the impact of the decision taken by the United Kingdom (“UK”) in a referendum held in June 2016 to leave the European Union (“EU”). In addition, Donald Trump was inaugurated as U.S. President in January 2017, but it is still not clear what the new administration’s policies are on Japan. However, at summit talks between leaders of the two countries in February 2017 the Japanese deputy prime minister and the U.S. vice president agreed to work on creating a new economic dialogue. In September 2016 the Bank of Japan published a “comprehensive assessment” of its monetary policy since 2013, in which it said that its monetary easing policies to date had helped to put an end to deflation and noted the possibility that excessively low interest rates might have unwanted side-effects. The Bank of Japan then introduced its policy of “quantitative and qualitative easing with yield curve control”, switching the target of its monetary policy to interest rates while still mentioning “quantity”, and making clear its intention to achieve its 2% price stability target over the long term.

The yen was stronger versus the U.S. dollar in the fiscal year ended March 31, 2017 than in the fiscal year ended March 31, 2016, and this caused corporate earnings to struggle in some sectors, particularly exporting sectors. However, profits grew in sectors benefiting from the rebound in international commodity prices, including crude oil prices, and in some domestic demand-related sectors. This appears to have been the first time in two years that Japanese corporate profits rose overall. Major contributions to this profit growth came from sectors such as trading companies and chemicals, housing & real estate, and telecommunications. The trading companies and chemicals sectors saw profits rebound, after deteriorating in the previous fiscal year, partly in response to the recovery in international commodity prices; the housing & real estate sector saw a gradual recovery in demand in response to low interest rates; and in the telecommunications sector cost reductions and the expansion of non-telecommunications businesses supported earnings. Meanwhile, the autos, utilities, machinery, and transportation sectors all made substantial negative contributions to overall profit growth. The autos sector was hit hard because the yen was stronger versus the U.S. dollar than in the fiscal year ended March 31, 2016; the utilities sector was affected by delays in restarting nuclear power stations and by electricity rate cuts triggered by the full deregulation of the electricity retail market; the machinery sector was hit by production cutbacks and delays in reducing costs in commercial aircraft business, and also by additional costs at ship & offshore structure businesses; and in the transportation sector the marine transport subsector looks likely to swing to losses as containership rates deteriorate further in response to excess supply. As of April 7, 2017, we estimate that recurring profits at major Japanese companies (those in the Russell/Nomura Large Cap Index) rose 1% year-on-year in the fiscal year ended March 31, 2017, thus improving from the 1% decline recorded in the fiscal year ended March 31, 2016.

On the Japanese stock market, the view that monetary tightening in the U.S. looked likely to be slower than market participants had been expecting led to growing concerns that a strengthening of the yen versus the U.S. dollar would lead to a slowdown in corporate earnings. In addition, when those in favor of the UK leaving the EU won a majority in the referendum held in the UK in June 2016, this fueled concerns about the economic outlook in Europe. In response, the Nikkei Stock Average fell sharply, dipping temporarily below 15,000. However, Japanese equities were firm after expectations of economic stimulus measures in Japan rose to the surface following victory by the ruling coalition in the Japanese Upper House election in July 2016, the Bank of Japan raised the value of its annual ETF (exchange-traded fund) purchases to around ¥6 trillion, and a growing number of U.S. economic indicators pointed to U.S. economic strength. Republican Party candidate Donald Trump won the U.S. presidential election in November 2016. Immediately after the outcome of the election became clear, Japanese equity prices saw a sharp temporary fall on concerns about the U.S. political outlook. However, equity markets rose around the world, particularly in the U.S., on high hopes regarding President Trump’s economic policies, and specifically the prospect of an increase in infrastructure investment and other forms of government spending. On the foreign exchange markets the yen weakened to more than ¥118 versus the U.S. dollar at one point, and Japanese equities similarly turned upward and subsequently remained firm, with the Nikkei Stock Average rising to around the 19,500 level by mid-December 2016. From the beginning of 2017, the weakening of the yen versus the U.S. dollar came to a halt, reflecting the view that market participants would take a wait-and-see stance on policies of the new U.S. administration, and Japanese equity prices saw limited upside, although the Bank of Japan supported equity prices by buying ETFs. The key Tokyo Stock Price Index (the “TOPIX”) rose 12.3% over the fiscal year, from 1,347.20 at the end of March 2016 to 1,512.60 at the end of March 2017. Meanwhile, the Nikkei Stock Average rose 12.8% over the fiscal year, from 16,758.67 at the end of March 2016 to 18,909.26 at the end of March 2017.

Yields on Japanese government debt securities followed a downward trend through July 31, 2016 and an upward trend thereafter. The yield on newly issued 10-year Japanese government debt securities, which fell sharply after the Bank of Japan introduced a negative interest rate policy in January 2016, was in negative territory from the middle of February and fell further into negative territory in June 2016 after the UK voted in a referendum to leave the EU, briefly touching -0.3% in July. However, the yield on newly issued Japanese government debt securities then rose above -0.1% as expectations grew that the Bank of Japan would revise excessive easing policies after its announcement at the conclusion of the BOJ policy board meeting at the end of July that it would carry out a comprehensive assessment of the effects of its policies to date. As previously discussed, the BOJ released the results of its comprehensive assessment in September 2016 and simultaneously launched its policy of “quantitative and qualitative easing with yield curve control”, under which it buys long-term Japanese government debt securities to ensure that the yield on 10-year Japanese government debt securities is around zero. The yield on newly issued Japanese government debt securities was 0.065% at the end of March 2017, and was mostly within the 0.0-0.1% range in January-March 2017, after returning to positive territory in tandem with the sharp rise in U.S. long-term interest rates stoked by expectations for large-scale fiscal policies after Mr. Trump was elected in the U.S. presidential election in November, counter to most projections.

In foreign exchange markets, the dollar/yen exchange rate fluctuated sharply in both directions, strongly influenced by political events in the UK and the U.S.. At the end of March 2016 the yen was trading at ¥112-113 versus the U.S. dollar. At the start of fiscal 2016, the dollar/yen exchange rate maintained the strong yen trend dating back to January 2016. Investors sold dollars and bought yen as deep-rooted concerns remained over a slowdown in the global economy, and particularly the Chinese economy, and expectations of further U.S. rate hikes weakened, and furthermore because of wariness about political risk, such as the impending referendum in the UK on leaving the EU in June 2016. The yen briefly strengthened to trade at less than ¥100 versus the U.S. dollar immediately after the UK voted to leave the EU. Uncertainty about the outcome of the November U.S. presidential election then weighed on the dollar/yen exchange rate, which traded in the range of ¥100-105 for a sustained period. After the November 2016 presidential election in the U.S., optimism about the prospects for the global economy grew, and the dollar/yen exchange rate rose to as high as ¥118-119 by mid-December as U.S. interest rates rose. The sharp weakening in the yen was aided also by the widening of the gap between U.S. and Japanese interest rates as yields on 10-year Japanese government debt securities remained at around zero under the yield curve control policy introduced by the Bank of Japan after its September 2016 policy board meeting. Then, as market expectations for the new U.S. administration weakened from the beginning of 2017 and investors became concerned about the presidential elections in France scheduled for April-May, the yen strengthened again versus the dollar and the dollar/yen exchange rate fell back to ¥111-112 at the end of March. Meanwhile, the euro/yen exchange rate started fiscal 2016 at ¥128-129 but fell sharply in the wake of the Brexit vote and traded in the ¥111-117 range in July-October. While interest rates rose around the world after the U.S. presidential election in November 2016, Japanese interest rates were effectively fixed, so the gap between Japanese and European interest rates widened. The euro/yen exchange rate rose to ¥122-123 by December. After this, however, the euro weakened again versus the yen in response to concerns about the French presidential election and other geopolitical risks, as well as in response to moves in global interest rates, and by the end of March 2017 the euro/yen exchange rate had fallen back to ¥118-119.

Overseas

The global economy continued to see a moderate recovery in growth, although the situation varied from region to region. The U.S. raised interest rates in December 2016 and March 2017 in response to a solid domestic economy and improvement in economic sentiment in China and other countries around the world. Japan and Europe continued with large-scale quantitative easing, but with economic sentiment improving and inflation rising in Europe, discussions about a strategy to put an end to this easing also became prominent in the markets. China maintained stable growth on the whole, supported by increased public investment and the effect of policies such as tax breaks on car purchases. Economic conditions remained difficult for Brazil, Russia, and some other resource-rich/oil-producing nations, but with a bottoming in crude oil and other resource prices, currency weakness abated and signs of economic stabilization appeared, including declines in inflation.

In the U.S., the FRB (Federal Reserve Board) was unable to raise interest rates for the second time until December 2016, about a year after its first rate hike, after financial market volatility increased sharply in January 2016 and the UK voted in the June 2016 referendum to leave the EU. The FRB decided to raise rates for the third time, in March 2017, after determining that downside risk to its economic outlook had receded in response to the improvement in the Chinese economy, stability on commodity markets, and the rise in equity prices and improvement in consumer sentiment following Donald Trump’s victory in the U.S. presidential election. Fiscal policy did not change much in 2016, but with the advent of the Trump administration expectations grew for tax reductions, an increase in public works, and higher defense spending. Real GDP growth weakened in January-June 2016 and picked up in July-December 2016, but over 2016 as a whole it slowed to +1.6% year-on-year, from +2.6% in 2015. Corporate earnings in July-December 2016 were higher than in the previous year as the U.S. currency stopped rising and crude oil prices rose. U.S. equity markets were flat through October 2016 but started to rise from November on expectations that pro-business policies would be rolled out with the victory of Donald Trump in the presidential election. The Dow Jones Industrial Average advanced 16.8% to 20,663.22 at the end of March 2017, from 17,685.09 at the end of March 2016. The yield on 10-year U.S. Treasuries was about 2.39% at the end of March 2017, up from about 1.77% at the end of March 2016.

In Europe, the result of the UK referendum on June 23, 2016 ran counter to expectations with the people choosing to leave the EU. In response, risk-off trades took hold around the world on June 24 and equity prices declined. The Bank of England lowered its policy interest rate to 0.25% in August 2016 and decided to carry out quantitative easing policies through the end of January 2017, in response to concerns about downside risks to the economy. Meanwhile, the underlying economy in Europe, including in the UK, remained favorable. The DAX German stock index at the end of March 2017 was 23.6% higher than at the end of March 2016, after Eurozone real GDP grew 1.7% year-on-year in 2016 on strong domestic demand, capex rose, after being held back during the 2012 European debt crisis, and the German government increased spending related to refugees in response to an influx of refugees from the Middle East. The European Central Bank announced in December 2016 that it planned to reduce monthly asset purchases under its quantitative easing program from April 2017, in a so-called tapering, in response to the ebbing of deflationary risk. In response, the yield on German 10-year government bonds rose to 0.3-0.4% by the end of March 2017, up from 0.1-0.2% at the end of March 2016, as market expectations for the ECB to conduct further monetary easing faded and Eurozone inflation came in line with the ECB target, at 2% year-on-year in February 2017.

In Asia, real GDP growth came in at 6.7% year-on-year in China in 2016. This represented a slowdown from 7.3% growth in 2014 and 6.9% growth in 2015 but was nevertheless stable. Domestic construction activity picked up from January-June 2016, contributing to a stable economy, as real estate prices recovered and regional government fund raising improved. Buoyancy in industrial production was supported by a turn to inventory accumulation in the corporate sector in July-December 2016. Earnings improved in the corporate sector, mainly at state-owned companies, supported partly by higher raw material prices after authorities started efforts in May to eliminate excess production capacity in the steel and coal industries. In Asia ex-China, exports picked up as demand in the US and China recovered, and domestic demand was buoyed by economic stimulus measures. India recovered from a temporary disruption in the economy caused by the withdrawal of high-denomination banknotes in November 2016, and continued to restructure, including efforts to strengthen infrastructure, resolve the nonperforming loan problem weighing on the financial sector, reform the tax system, and deregulate foreign direct investment. Indonesia plans to expand investment in infrastructure on the back of improvement in fiscal conditions resulting from a tax amnesty program and the scrapping of fuel subsidies. In the Philippines, we expect the economy to benefit from robust domestic demand, a healthy fiscal situation, and a low debt-to-GDP ratio.

Executive Summary

During the fiscal year ended March 31, 2017, the global economy continued to see a moderate recovery in growth, although the situation varied from region to region. In the US, the real Gross Domestic Product (“GDP”) growth rate weakened in the first half of 2016 and although it picked up in the second half of the year, over 2016 as a whole growth slowed compared with the previous year. However, the Federal Reserve Board (FRB) has raised interest rates twice since December 2016, based on its view that downside risk to its economic outlook has receded. In Europe, including the UK, the underlying economy was favorable as a result of growth in capital expenditure and fiscal spending. In Asia ex-China, exports picked up as demand in the US and China recovered, and domestic demand was buoyed by economic stimulus measures.

The Japanese economy meanwhile expanded at a modest pace. Exports from Japan also embarked on a clear upward trend in July-September 2016 as global manufacturing activity picked up. Capital expenditure improved too. Following Donald Trump’s inauguration as U.S. President in January 2017, at summit talks between the US and Japan in February 2017 the Japanese deputy prime minister and the U.S. vice president agreed to work on creating a new economic dialogue. The Tokyo Stock Price Index (the “TOPIX”) rose from 1,347.20 at the end of March 2016 to 1,512.60 at the end of March 2017, and the Nikkei Stock Average rose from 16,758.67 at the end of March 2016 to 18,909.26 at the end of March 2017. At the end of March 2016 the yen was trading at ¥112-113 versus the U.S. dollar, but the dollar/yen exchange rate fluctuated sharply in both directions, strongly influenced by political events, such as the UK referendum and the U.S. presidential election, and fell back to ¥111-112 at the end of March 2017. The yield on Japanese government debt securities followed a downward trend through July 31, 2016, following the introduction of a negative interest rate policy by the Bank of Japan. Thereafter expectations that the Bank of Japan would revise excessive easing policies coupled with the rise in U.S. long-term interest rates resulted in a return to an upward trend, and the yield on newly issued 10-year Japanese government debt securities was 0.065% at the end of March 2017.

From a regulatory perspective, in addition to the implementations of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura was identified as one of the domestic systemically important banks. As part of the global tightening of the financial regulations, wide-ranging reforms will be further introduced. Nomura will continue to monitor these issues closely and take necessary measures in responding to any such changes.

While our environment is changing drastically, based on our basic philosophy of “placing our clients at the heart of everything we do,” we have continued to transform our domestic business model of Retail Division. Also, we delivered strategic changes in EMEA and the Americas and worked on improving the profitability of our international operations. In our Retail Division, discretionary investment assets under management grew steadily. Our asset Management Division booked ongoing inflows and assets under management climbed to a record high. In our Wholesale Division, the cost base dropped and Fixed Income revenues grew driven by a strong performance in the Rates business.

As a result of these efforts, we generated net revenue of ¥1,403.2 billion for the year ended March 31, 2017, a 0.5% increase from the previous fiscal year. Non-interest expenses decreased by 12.2% to ¥1,080.4 billion, income before income taxes was ¥322.8 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥239.6 billion. Return on equity (“ROE”) was 8.7%. Diluted EPS(1) for the year ended March 31, 2017 was ¥65.65, an increase from ¥35.52 for the year ended March 31, 2016.

We have decided to pay a dividend of ¥11 per share to shareholders of record as of March 31, 2017. As a result, the total annual dividend was ¥20 per share.

In our Retail Division, net revenue for the year ended March 31, 2017 decreased by 14.0% from the previous fiscal year to ¥374.4 billion. Non-interest expenses decreased by 2.7% to ¥299.6 billion. As a result,

(1)	Diluted net income attributable to Nomura Holdings’ shareholders per share.

income before income taxes decreased by 41.4% to ¥74.8 billion. Under the basic philosophy of “placing our clients at the heart of everything we do,” we have been working to transform our business model in order to “expand our business by increasing clients’ trust and improving clients’ satisfaction” and to “become a financial institution a lot of people need.” Although we saw slowdown in sales of stocks, investment trusts and insurance due to uncertain market environments, we continued to provide consulting services by responding to clients’ diversifying needs and delivering ideal solutions. As a result, the discretionary investment assets under management grew and we have made steady progress on revenue stabilization. The amount of clients’ assets under management also increased from the previous fiscal year and reached a near-record level.

In our Asset Management Division, net revenue for the year ended March 31, 2017 increased by 4.2% from the previous fiscal year to ¥99.4 billion. Non-interest expenses decreased by 2.8% to ¥57.1 billion. As a result, income before income taxes increased by 15.5% to ¥42.3 billion. In our investment trust business, in spite of cash outflow from money market funds, funds developed in response to regional financial institutions’ demands and ETFs contributed to the increase in assets under management. In our investment advisory business, cash inflow from domestic public pensions continued. Outside of Japan, cash inflow into high yield related products mainly contributed to increasing assets under management. As a result, assets under management increased from the end of the previous fiscal year. In this fiscal year, dividends from the strategic partner American Century Investments also contributed to income.

In our Wholesale Division, net revenue for the year ended March 31, 2017 increased by 2.6% from the previous fiscal year to ¥739.3 billion. Non-interest expenses decreased by 18.0% to ¥577.8 billion, primarily due to decreases in compensation and benefits in connection with the restructuring of our Wholesale Division operations within EMEA and the Americas. As a result, income before income taxes increased by 948.0% to ¥161.4 billion. Global Markets recognized an increase in net revenue compared with the previous fiscal year, led by turnaround of international performance particularly in Fixed Income, offsetting the slowdown in Equites due to low market activity. Regionally, in Americas and EMEA had a strong performance, while Japan and AEJ were roughly flat. For Investment Banking, we ranked No.1 in the Japan Equity Capital Market league table under a challenging environment with significant decreasing equity issuance volumes in Japan. We served as joint global coordinator and joint bookrunner for a number of financings. Outside of Japan, net revenue grew compared to the previous fiscal year with the Americas achieving its highest revenues since the fiscal year ended March 31, 2010. Additionally, we enhanced cross-regional and cross-divisional collaboration, which resulted in a number of notable M&A transactions and its related financing or Solutions deals including interest and currency hedging across all regions.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen, except percentages
	Year ended March 31
	2015	2016	2017
Non-interest revenues:
Commissions	¥453,401	¥431,959	¥327,129
Fees from investment banking	95,083	118,333	92,580
Asset management and portfolio service fees	203,387	229,006	216,479
Net gain on trading	531,337	354,031	475,587
Gain on private equity investments	5,502	13,761	1,371
Gain (loss) on investments in equity securities	29,410	(20,504)	7,708
Other	175,702	156,460	153,626

Total Non-interest revenues	1,493,822	1,283,046	1,274,480
Net interest revenue	110,354	112,635	128,717

Net revenue	1,604,176	1,395,681	1,403,197
Non-interest expenses	1,257,417	1,230,523	1,080,402

Income before income taxes	346,759	165,158	322,795
Income tax expense	120,780	22,596	80,229

Net income	¥225,979	¥142,562	¥242,566
Less: Net income attributable to noncontrolling interests	1,194	11,012	2,949

Net income attributable to NHI shareholders	¥224,785	¥131,550	¥239,617

Return on equity	8.6%	4.9%	8.7%

Net revenue increased by 1% from ¥1,395,681 million for the year ended March 31, 2016 to ¥1,403,197 million for the year ended March 31, 2017. The increase is primarily due to high performance in Global Markets in the American and European regions. Commissions decreased by 24% from ¥431,959 million for the year ended March 31, 2016 to ¥327,129 million for the year ended March 31, 2017 primarily due to a decrease in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Fees from investment banking decreased by 22% from ¥118,333 million for the year ended March 31, 2016 to ¥92,580 million for the year ended March 31, 2017 primarily due to decrease in revenue from ECM. Asset management and portfolio service fees decreased by 5% from ¥229,006 million for the year ended March 31, 2016 to ¥216,479 million for the year ended March 31, 2017 primarily due to a decrease in assets under management early in the fiscal year. Net gain on trading increased by 34% from ¥354,031 million for the year ended March 31, 2016 to ¥475,587 million for the year ended March 31, 2017, primarily driven by high performance in our Fixed Income business. Net gain on trading also included total losses of ¥20.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spreads during the fiscal year. Gain on private equity investments decreased by 90% from ¥13,761 million for the year ended March 31, 2016 to ¥1,371 million for the year ended March 31, 2017 primarily due to lack of gains from the sale of our investment in Mitsui Life Insurance during the previous fiscal year. Other decreased by 2% from ¥156,460 million for the year ended March 31, 2016 to ¥153,626 million for the year ended March 31, 2017.

As a result of early adoption of Accounting Standards Update (“ASU”) 2016-01, “Recognition and measurement of financial assets and financial liabilities” as of April 2016, unrealized changes in the fair value of financial liabilities elected for the fair value option due to Nomura’s own creditworthiness are now presented through other comprehensive income rather than earnings. As a result, losses of ¥12,147 million which would otherwise have been recognized through earnings were recognized through other comprehensive income during the year ended March 31, 2017. See Note 1 “Summary of accounting policies” in our consolidated financial statements included within this annual report for further information about the early adoption of ASU 2016-01.

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

Net interest revenue was ¥110,354 million for the year ended March 31, 2015, ¥112,635 million for the year ended March 31, 2016 and ¥128,717 million for the year ended March 31, 2017. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2017, interest revenue, including the dividend from American Century Investments, was largely unchanged and interest expense decreased by 5% from the year ended March 31, 2016. As a result, Net interest revenue for the year ended March 31, 2017 increased by ¥16,082 million from the year ended March 31, 2016. For the year ended March 31, 2016, interest revenue increased by 1%, primarily due to an increase in dividend income and interest income on reverse repurchase agreements and interest expense was largely unchanged with the year ended March 31, 2015. As a result, Net interest revenue for the year ended March 31, 2016 increased by ¥2,281 million from the year ended March 31, 2015.

Gain (loss) on investments in equity securities was ¥29,410 million for the year ended March 31, 2015, ¥(20,504) million for the year ended March 31, 2016 and ¥7,708 million for the year ended March 31, 2017. This includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses for the year ended March 31, 2017 decreased by 12% from ¥1,230,523 million for the year ended March 31, 2016 to ¥1,080,402 million primarily due to a decrease in compensation and benefits in connection with the restructuring of our Wholesale Division operations within EMEA and the Americas.

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

Income before income taxes was ¥346,759 million for the year ended March 31, 2015, ¥165,158 million for the year ended March 31, 2016 and ¥322,795 million for the year ended March 31, 2017.

We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Nomura’s domestic effective statutory tax rate was approximately 36% for the fiscal year ended March 31, 2015, approximately 33% for the fiscal year ended March 31, 2016 and approximately 31% for the fiscal year ended March 31, 2017. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2017 was ¥80,229 million, representing an effective tax rate of 24.9%. The significant factors causing the difference between the effective tax rate of 24.9% and the effective statutory tax rate of 31% were changes in deferred tax valuation allowance which decreased the effective tax rate by 10.8% but partially offset by non-deductible expenses which increased the effective tax rate by 2.9%.

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

Net income attributable to NHI shareholders was ¥224,785 million for the year ended March 31, 2015, ¥131,550 million for the year ended March 31, 2016 and ¥239,617 million for the year ended March 31, 2017, respectively. Our return on equity for the year ended March 31, 2014, 2015 and 2016 was 8.6%, 4.9% and 8.7%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on our Retail, Asset Management and Wholesale Divisions and we disclose business segment information in accordance with this structure. Gain on investments in equity securities, our share of equity in the earnings (losses) of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

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

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2015	2016	2017
Non-interest revenues	¥471,565	¥429,948	¥369,503
Net interest revenue	4,940	5,686	4,931

Net revenue	476,505	435,634	374,434
Non-interest expenses	314,675	308,003	299,642

Income before income taxes	¥161,830	¥127,631	¥74,792

Net revenue decreased by 14% from ¥435,634 million for the year ended March 31, 2016 to ¥374,434 million for the year ended March 31, 2017, primarily due to a lack of activity by retail investors because of market uncertainty.

Net revenue decreased by 9% from ¥476,505 million for the year ended March 31, 2015 to ¥435,634 million for the year ended March 31, 2016, primarily due to the market turmoil from August 2015 which led to a slowdown in sales of stocks and investment trusts.

Non-interest expenses decreased by 3% from ¥308,003 million for the year ended March 31, 2016 to ¥299,642 million for the year ended March 31, 2017, primarily due to decreases in compensation and benefits.

Non-interest expenses decreased by 2% from ¥314,675 million for the year ended March 31, 2015 to ¥308,003 million for the year ended March 31, 2016, primarily due to decreases in compensation and benefits and information technology-related expenses.

Income before income taxes was ¥161,830 million for the year ended March 31, 2015, ¥127,631 million for the year ended March 31, 2016, and ¥74,792 million for the year ended March 31, 2017.

The following table shows the breakdown of Retail non-interest revenues for the year ended March 31, 2016 and 2017.

	Millions of yen
	Year ended March 31
	2016	2017
Commissions	¥220,266	¥171,834
Brokerage commissions	78,870	62,796
Commissions for distribution of investment trusts	93,597	82,265
Other commissions	47,799	26,773
Net gain on trading	86,360	85,269
Fees from investment banking	35,894	27,292
Asset management fees	85,328	81,761
Others	2,100	3,347

Non-interest revenues	¥429,948	¥369,503

Commissions decreased by 22% from ¥220,266 million for the year ended March 31, 2016 to ¥171,834 million for the year ended March 31, 2017, primarily due to a slowdown in sales of stocks and investment trusts. Net gain on trading decreased by 1% from ¥86,360 million for the year ended March 31, 2016 to ¥85,269 million for the year ended March 31, 2017. Fees from investment banking decreased by 24% from ¥35,894 million for the year ended March 31, 2016 to ¥27,292 million for the year ended March 31, 2017, primarily due to a decrease in large capital market transactions. Asset management fees decreased by 4% from ¥85,328 million for the year ended March 31, 2016 to ¥81,761 million for the year ended March 31, 2017, primarily due to there being a lower level of client assets in first half of the fiscal year. Others increased by 59% from ¥2,100 million for the year ended March 31, 2016 to ¥3,347 million for the year ended March 31, 2017.

Retail Client Assets

The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2016 and 2017. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2016
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥67.2	¥14.5	¥(14.1)	¥(7.4)	¥60.2
Bonds	18.5	67.4	(67.8)	(0.8)	17.3
Stock investment trusts	10.3	4.1	(3.7)	(2.1)	8.6
Bond investment trusts	7.3	0.8	(0.9)	0.1	7.3
Overseas mutual funds	1.8	0.1	(0.4)	(0.1)	1.4
Others	4.4	2.0	(0.7)	0.1	5.8

Total	¥109.5	¥88.9	¥(87.6)	¥(10.2)	¥100.6

	Trillions of yen
	Year ended March 31, 2017
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥60.2	¥11.7	¥(11.9)	¥6.3	¥66.3
Bonds	17.3	25.9	(24.9)	(0.7)	17.6
Stock investment trusts	8.6	3.4	(3.4)	0.2	8.8
Bond investment trusts	7.3	1.4	(1.3)	(0.1)	7.3
Overseas mutual funds	1.4	0.1	(0.2)	—	1.3
Others	5.8	1.4	(0.6)	(0.2)	6.4

Total	¥100.6	¥43.9	¥(42.3)	¥5.5	¥107.7

Retail client assets increased by ¥7.1 trillion from ¥100.6 trillion as of March 31, 2016 to ¥107.7 trillion as of March 31, 2017. The balances of our clients’ equity and equity-related products increased by ¥6.1 trillion from ¥60.2 trillion as of March 31, 2016 to ¥66.3 trillion as of March 31, 2017, primarily due to a turnaround within the Japanese equity market. The balances of our clients’ investment trusts decreased by ¥0.1 trillion from ¥17.3 trillion as of March 31, 2016 to ¥17.4 trillion as of March 31, 2017.

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

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2015	2016	2017
Non-interest revenues	¥88,802	¥91,014	¥90,025
Net interest revenue	3,552	4,395	9,402

Net revenue	92,354	95,409	99,427
Non-interest expenses	60,256	58,743	57,094

Income before income taxes	¥32,098	¥36,666	¥42,333

Net revenue increased by 4% from ¥95,409 million for the year ended March 31, 2016 to ¥99,427 million for the year ended March 31, 2017, primarily due to an increase in assets under management and contribution from income revenues.

Net revenue increased by 3% from ¥92,354 million for the year ended March 31, 2015 to ¥95,409 million for the year ended March 31, 2016, primarily due to inflows into our investment trust business and investment advisory business..

Non-interest expenses decreased by 3% from ¥58,743 million for the year ended March 31, 2016 to ¥57,094 million for the year ended March 31, 2017, primarily due to effective management of costs.

Non-interest expenses decreased by 3% from ¥60,256 million for the year ended March 31, 2015 to ¥58,743 million for the year ended March 31, 2016 due to certain non-recurring expenditures during the year ended March 31, 2015.

Income before income taxes was ¥32,098 million for the year ended March 31, 2015, ¥36,666 million for the year ended March 31, 2016 and ¥42,333 million for the year ended March 31, 2017.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of March 31, 2016 and 2017.

	Billions of yen
	Year ended March 31, 2016
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd	¥43,261	¥37,357	¥(34,435)	¥(2,715)	¥43,468
Nomura Funds Research and Technologies Co., Ltd.	3,021	854	(991)	192	3,076
Nomura Corporate Research and Asset Management Inc.	1,685	762	(681)	(157)	1,609
Nomura Private Equity Capital Co., Ltd.	178	1	(3)	(176)	—

Combined total	48,145	38,974	(36,110)	(2,856)	48,153
Shared across group companies	(8,836)	(2,494)	3,485	(228)	(8,073)

Total	¥39,309	¥36,480	¥(32,625)	¥(3,084)	¥40,080

	Billions of yen
	Year ended March 31, 2017
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥43,468	¥28,199	¥(27,382)	¥3,140	¥47,425
Nomura Funds Research and Technologies Co., Ltd.	3,076	518	(999)	244	2,839
Nomura Corporate Research and Asset Management Inc.	1,609	973	(528)	303	2,357

Combined total	48,153	29,690	(28,909)	3,687	52,621
Shared across group companies	(8,073)	(2,020)	2,770	(939)	(8,262)

Total	¥40,080	¥27,670	¥(26,139)	¥2,748	¥44,359

Assets under management were ¥44.4 trillion as of March 31, 2017, a ¥5.1 trillion increase from March 31, 2015 (increased due to positive net inflows of ¥5.4 trillion and partially offset by market depreciation of ¥0.3 trillion) and a ¥4.3 trillion increase from March 31, 2016 (increased due to positive net inflows of ¥1.5 trillion and market appreciation of ¥2.7 trillion). In our investment trust business, there was a net inflow into funds representing a wide range of investment assets including ETFs, products for discretionary investments and privately placed funds. In our investment advisory business, there was an increase in mandates from domestic and overseas clients.

The following table presents NAM’s share, in terms of net asset value, of the Japanese asset management market as of March 31, 2015, 2016 and 2017.

	March 31
	2015	2016	2017
Total of publicly offered investment trusts	24%	25%	26%
Stock investment trusts	20%	21%	23%
Bond investment trusts	43%	46%	44%

The investment trust assets included in assets under management by NAM were ¥29.3 trillion as of March 31, 2017, a ¥3.1 trillion increase from March 31, 2016. The increase is due to positive net inflows of ¥1.8 trillion and market appreciation of ¥1.3 trillion. The balances of investment trusts, such as, the TOPIX ETF, the Nikkei 225 ETF, were increased.

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

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Non-interest revenues	¥626,228	¥571,322	¥564,877
Net interest revenue	163,639	148,955	174,379

Net revenue	789,867	720,277	739,256
Non-interest expenses	707,671	704,872	577,809

Income before income taxes	¥82,196	¥15,405	¥161,447

Net revenue increased by 3% from ¥720,277 million for the year ended March 31, 2016 to ¥739,256 million for the year ended March 31, 2017. Equities and Investment Banking reported lower revenues year on year, while Fixed Income revenue increased primarily due to strong performance in Rates and spread products.

Net revenue decreased by 9% from ¥789,867 million for the year ended March 31, 2015 to ¥720,277 million for the year ended March 31, 2016. Our Equities business and Investment Banking recognized higher revenues year on year, while our Fixed Income business had a challenging year in spread products, such as in our Credit and Securitized Products businesses.

Non-interest expenses decreased by 18.0% from ¥704,872 million for the year ended March 31, 2016 to ¥577,809 million for the year ended March 31, 2017, primarily due to decreases in compensation and benefits by the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

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

Income before income taxes was ¥82,196 million for the year ended March 31, 2015, ¥15,405 million for the year ended March 31, 2016 and ¥161,447 million for the year ended March 31, 2017.

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

	Millions of yen
	Year ended March 31
	2015	2016	2017
Net revenue	¥683,399	¥600,300	¥643,148
Non-interest expenses	585,850	580,253	477,182

Income before income taxes	¥97,549	¥20,047	¥165,966

Net revenue increased by 7% from ¥600,300 million for the year ended March 31, 2016 to ¥643,148 million for the year ended March 31, 2017. In our Fixed Income businesses, net revenue increased from ¥275,162 million for the year ended March 31, 2016 to ¥411,277 million for the year ended March 31, 2017. Revenues increased primarily in our Rates and spread products businesses such as Credit and Securitized Products due to recovering increased client activity as market uncertainty from political events like the EU referendum in the UK and the U.S. presidential election cleared. In our Equities business, Net revenue decreased from ¥325,138 million for the year ended March 31, 2016 to ¥231,871 million for the year ended March 31, 2017. Year on year revenues decreased primarily due to the restructuring of our Equities business in EMEA and there was a nonrecurring gain on the disposal of our investment in Chi-X in the year ended March 31, 2016.

Net revenue decreased by 12% from ¥683,399 million for the year ended March 31, 2015 to ¥600,300 million for the year ended March 31, 2016. In our Fixed Income business, Net revenue decreased from ¥396,944 million for the year ended March 31, 2015 to ¥275,162 million for the year ended March 31, 2016. The trading environment was impacted by rapid spread-widening, plunging liquidity and market disruption following the introduction of negative rates policy in Japan in January 2016. Revenues decreased mainly due to the under-

performance in spread products and a slowdown in our Rates business, particularly in Japan. In our Equities business, Net revenue increased from ¥286,455 million for the year ended March 31, 2015 to ¥325,138 million for the year ended March 31, 2016 due to a strong performance in Japan amid heightened volatility and in the Americas because of gains recognized in connection with the partial disposal of our investment in Chi-X.

In accordance with the realignments of our Global Markets business during the year ended March 31, 2016, comprehensive amounts for the Fixed Income and Equities for the year ended March 31, 2015 have been reclassified.

Non-interest expenses decreased by 18% from ¥580,253 million for the year ended March 31, 2016 to ¥477,182 million for the year ended March 31, 2017, primarily due to decreases in compensation and benefits through the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

Non-interest expenses decreased by 1% from ¥585,850 million for the year ended March 31, 2015 to ¥580,253 million for the year ended March 31, 2016, primarily due to decreases in compensation and benefits, partially offset by an increase of expenses in our overseas businesses as a result of depreciation of the Japanese Yen.

Income before income taxes was ¥97,549 million for the year ended March 31, 2015, ¥20,047 million for the year ended March 31, 2016 and ¥165,966 million for the year ended March 31, 2017.

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

	Millions of yen
	Year ended March 31
	2015	2016	2017
Investment Banking (gross) revenue(1)(2)	¥195,617	¥205,702	¥167,806
Allocation to other divisions(3)	(89,149)	(85,725)	(71,698)

Net revenue	106,468	119,977	96,108
Non-interest expenses	121,821	124,619	100,627

Income (loss) before income taxes	¥(15,353)	¥(4,642)	¥(4,519)

(1)	Investment Banking (gross) revenue represents gross revenue generated by investment banking transactions in Investment Banking, including revenue attributable to other business lines that we allocate to Global Markets and our other business segments.
(2)	We have reclassified certain prior period amounts of Investment Banking to conform to the current period presentation.

(3)	Where transactions in Investment Banking involve business lines other than Investment Banking, we allocate a portion of Investment Banking (gross) revenue to such other business lines and record it as net revenue of Global Markets or our other business segments, as applicable.

Net revenue decreased by 20% from ¥119,977 million for the year ended March 31, 2016 to ¥96,108 million for the year ended March 31, 2017, primarily due to decreases in large transactions of our ECM business.

Net revenue increased by 13% from ¥106,468 million for the year ended March 31, 2015 to ¥119,977 million for the year ended March 31, 2016, primarily due to large transactions of our M&A and ECM businesses and the realized gain from our investment in Mitsui Life Insurance.

Non-interest expenses decreased by 20% from ¥124,619 million for the year ended March 31, 2016 to ¥100,617 million for the year ended March 31, 2017, primarily due to decreases in compensation and benefits through the restructuring of our Wholesale Division operations within EMEA and the Americas in March 2016.

Non-interest expenses increased by 2% from ¥121,821 million for the year ended March 31, 2015 to ¥124,619 million for the year ended March 31, 2016, primarily due to increased expenses incurred by our overseas businesses due to the depreciation of the Japanese Yen.

Loss before income taxes was ¥15,353 million for the year ended March 31, 2015, ¥4,642 million for the year ended March 31, 2016 and ¥4,519 million for the year ended March 31, 2017.

Reconciliation for Global Markets and Investment Banking Financial Data

The following table presents a reconciliation of the Global Markets and Investment Banking financial data presented above, which are non-GAAP financial measures, to net revenue, non-interest expenses and income (loss) before income taxes for our Wholesale segment.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Wholesale net revenue:
Global Markets net revenue	¥683,399	¥600,300	¥643,148
Investment Banking net revenue:
Investment Banking (gross) revenue(1)(2)	195,617	205,702	167,806
Allocation to other divisions(3)	(89,149)	(85,725)	(71,698)

Total Investment Banking net revenue	106,468	119,977	96,108

Total Wholesale net revenue	¥789,867	720,277	739,256

Wholesale non-interest expenses:
Global Markets non-interest expenses	¥585,850	580,253	477,182
Investment Banking non-interest expenses	121,821	124,619	100,627

Total Wholesale non-interest expenses	¥707,671	704,872	577,809

Wholesale income (loss) before income taxes:
Global Markets income before income taxes	¥97,549	20,047	165,966
Investment Banking income (loss) before income taxes	(15,353)	(4,642)	(4,519)

Total Wholesale income before income taxes	¥82,196	¥15,405	¥161,447

(1)	Investment Banking (gross) revenue represents gross revenue generated by investment banking transactions in Investment Banking, including revenue attributable to other business lines that we allocate to Global Markets and our other business segments.

(2)	We have reclassified certain prior period amounts of Investment Banking to conform to the current period presentation.
(3)	Where transactions in Investment Banking involve business lines other than Investment Banking, we allocate a portion of Investment Banking (gross) revenue to such other business lines and record it as net revenue of Global Markets or our other business segments, as applicable.

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

Income before income taxes in Other operating results was ¥45,950 million for the year ended March 31, 2015, ¥6,147 million for the year ended March 31, 2016 and ¥37,607 million for the year ended March 31, 2017.

Other operating results for the year ended March 31, 2017 include the positive impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥16.6 billion and gains from changes in counterparty credit spreads of ¥8.8 billion.

As a result of early adoption of ASU 2016-01 as of April 2016, unrealized changes in the fair value of financial liabilities elected for the fair value option due to Nomura’s own creditworthiness are now presented through other comprehensive income rather than earnings. As a result, losses of ¥12,147 million which would otherwise have been recognized through earnings were recognized through other comprehensive income during the year ended March 31, 2017. See Note 1 “Summary of accounting policies” in our consolidated financial statements included within this annual report for further information about the early adoption of ASU 2016-01.

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

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

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

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis were 3% as of March 31, 2017 as listed below:

	Billions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥7,261	¥9,616	¥462	¥—	¥17,339
Derivative assets	18	23,163	178	(22,322)	1,037
Total	¥7,279	¥32,779	¥640	¥(22,322)	¥18,376

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

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are determined based on quoted market prices or valuation models. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2016
	Assets	Liabilities
Listed derivatives	¥89	¥123
OTC derivatives	1,283	927

	¥1,372	¥1,050

	Billions of yen
	March 31, 2017
	Assets	Liabilities
Listed derivatives	¥63	¥156
OTC derivatives	974	765

	¥1,037	¥921

The following table presents the fair value of OTC derivative assets and liabilities as of March 31, 2017 by remaining contractual maturity.

	Billions of yen
	March 31, 2017
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥2,094	¥1,696	¥1,359	¥1,054	¥5,099	¥(10,328)	¥974
OTC derivative liabilities	1,847	1,535	1,129	636	3,301	(7,683)	765

(1)	Represents the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

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

For the year ended March 31, 2017, Nomura did not recognize any impairment loss on goodwill.

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

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2017.

	Millions of yen
	March 31, 2017
	Funded	Unfunded	Total
Europe	¥52,590	¥48,233	¥100,823
Americas	36,453	201,503	237,956
Asia and Oceania	—	39,132	39,132

Total	¥89,043	¥288,868	¥377,911

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

Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2017.

Millions of yen
March 31, 2017
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥17,988
Investments in subsidiaries and affiliates	100,100
Valuation of financial instruments	65,158
Accrued pension and severance costs	21,854
Other accrued expenses and provisions	84,268
Operating losses	406,440
Other	8,408

Gross deferred tax assets	704,216
Less—Valuation allowance	(519,492)

Total deferred tax assets	184,724

Deferred tax liabilities
Investments in subsidiaries and affiliates	125,752
Valuation of financial instruments	46,684
Undistributed earnings of foreign subsidiaries	947
Valuation of fixed assets	18,042
Other	5,840

Total deferred tax liabilities	197,265

Net deferred tax assets (liabilities)	¥(12,541)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

B. Liquidity and Capital Resources.

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio issued by the FSA.

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

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2017, our liquidity portfolio was ¥4,970.3 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2016 and 2017 and averages maintained for the years ended March 31, 2016 and 2017. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2016	March 31, 2016	Average for year ended March 31, 2017	March 31, 2017
Cash, cash equivalents and time deposits(1)	¥1,873.0	¥2,050.5	¥2,289.4	¥2,317.1
Government debt securities	3,821.8	3,617.9	3,094.3	2,507.0
Others(2)	230.0	278.7	235.7	146.2

Total liquidity portfolio	¥5,924.8	¥5,947.1	¥5,619.4	¥4,970.3

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2016 and 2017 and averages maintained for the years ended March 31, 2016 and 2017. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2016	March 31, 2016	Average for year ended March 31, 2017	March 31, 2017
Japanese Yen	¥1,859.5	¥2,464.5	¥1,946.0	¥1,527.9
U.S. Dollar	2,839.8	2,698.3	2,877.5	2,632.6
Euro	772.7	369.7	358.7	382.0
British Pound	319.9	248.2	308.4	285.1
Others(1)	132.9	166.4	128.8	142.7

Total liquidity portfolio	¥5,924.8	¥5,947.1	¥5,619.4	¥4,970.3

(1)	Includes other currencies such as the Australian dollar, the Canadian dollar and the Swiss franc.

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

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016	March 31, 2017
NHI and NSC(1)	¥1,522.5	¥1,250.8
Major broker-dealer subsidiaries	2,958.5	2,474.5
Bank subsidiaries(2)	1,037.1	776.2
Other affiliates	429.0	468.8

Total liquidity portfolio	¥5,947.1	¥4,970.3

(1)	NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.
(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2.    Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥2,048.5 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2017 was ¥7,018.8 billion, which represented 372.7% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2016	March 31, 2017
Net liquidity value of other unencumbered assets	¥2,002.7	¥2,048.5
Liquidity portfolio	5,947.1	4,970.3

Total	¥7,949.8	¥7,018.8

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

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt decreased to 38.1% of total long-term debt outstanding as of March 31, 2017 from 39.2% as of March 31, 2016.

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

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016	March 31, 2017
Short-term bank borrowings	¥184.9	¥206.4
Other loans	127.1	177.9
Commercial paper	177.9	2.6
Deposits at banking entities	2,021.2	909.0
Certificates of deposit	32.0	16.1
Debt securities maturing within one year	760.7	571.0

Total short-term unsecured debt	¥3,303.8	¥1,883.0

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

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016	March 31, 2017
Long-term deposits at banking entities	¥169.8	¥207.8
Long-term bank borrowings	2,732.5	2,474.0
Other loans	143.9	116.8
Debt securities(1)	3,547.4	3,120.3

Total long-term unsecured debt	¥6,593.6	¥5,918.9

(1)	Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing”.

3.3    Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 3.6 years as of March 31, 2017. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 7.3 years as of March 31, 2017. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 5.1 years as of March 31, 2017.

3.4    Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 4 “Collateralized transactions” in our consolidated financial statements.

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

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2017, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

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

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Averages of Nomura’s month-end LCRs for the three months ended March 31, 2017 was 180.0%, and Nomura was compliant with requirements of the above notices. As for the NSFR, it is not yet implemented in Japan.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 2016 and 2017, we recorded net cash inflows from operating activities and net cash outflows from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2016 and 2017.

	Billions of yen
	Year Ended March 31
	2016	2017
Net cash provided by (used in) operating activities	¥1,238.4	¥1,305.0
Net income	142.6	242.6
Trading assets and private equity investments	248.5	1,197.1
Trading liabilities	(2,280.0)	708.2
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,605.7	635.6
Securities borrowed, net of securities loaned	1,762.2	(1,706.5)
Other, net	(240.6)	228.2
Net cash provided by (used in) investing activities	(23.7)	(118.1)
Net cash provided by (used in) financing activities	986.4	(2,130.6)
Long-term borrowings, net	95.9	(876.7)
Increase in deposits received at banks, net	1,010.1	(1,068.2)
Other, net	(119.6)	(185.7)
Effect of exchange rate changes on cash and cash equivalents	(40.2)	4.2

Net increase (decrease) in cash and cash equivalents	2,160.9	(939.4)
Cash and cash equivalents at beginning of the year	1,315.4	3,476.3

Cash and cash equivalents at end of the year	¥3,476.3	¥2,536.8

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2017, our cash and cash equivalents decreased by ¥939.4 billion to ¥2,536.8 billion. Net cash of ¥2,130.6 billion was used in financing activities due to net cash outflows of ¥1,068.2 billion from Deposits received at banks. As part of trading activities, while there were net cash inflows of ¥1,905.3 billion from cash inflows due to a decrease in Trading assets and Private equity investments and an increase in Trading liabilities, they were offset by ¥1,071.0 billion of net cash outflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥1,305.0 billion was provided by operating activities.

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

Balance Sheet and Financial Leverage

Total assets as of March 31, 2017, were ¥42,852.1 billion, an increase of ¥1,761.9 billion compared with ¥41,090.2 billion as of March 31, 2016, reflecting primarily due to an increase in Securities purchased under agreements to resell. Total liabilities as of March 31, 2017, were ¥40,008.3 billion, an increase of ¥1,661.1 billion compared with ¥38,347.2 billion as of March 31, 2016, reflecting primarily an increase in

Securities sold under agreements to repurchase. NHI shareholders’ equity as of March 31, 2017 was ¥2,789.9 billion, an increase of ¥89.7 billion compared with ¥2,700.2 billion as of March 31, 2016, primarily due to an increase in Retained earnings.

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

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2016 and 2017.

	Billions of yen, except ratios
	March 31
	2016	2017
NHI shareholders’ equity	¥2,700.2	¥2,789.9
Total assets	41,090.2	42,852.1
Adjusted assets(1)	26,012.5	24,122.3
Leverage ratio(2)	15.2 x	15.4 x
Adjusted leverage ratio(3)	9.6 x	8.6 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2016	2017
Total assets	¥41,090.2	¥42,852.1
Less:
Securities purchased under agreements to resell	9,205.2	11,456.6
Securities borrowed	5,872.5	7,273.2

Adjusted assets	¥26,012.5	¥24,122.3

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 4.3% reflecting primarily an increase in Securities purchased under agreements to resell. Total NHI shareholders’ equity increased by 3.3% reflecting primarily an increase in Retained earnings. As a result, our leverage ratio increased from 15.2 times as of March 31, 2016 to 15.4 times as of March 31, 2017.

Adjusted assets decreased primarily due to a decrease in Cash and cash equivalents. As a result, our adjusted leverage ratio was 9.6 times as of March 31, 2016 and 8.6 times as of March 31, 2017.

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

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥9 per share to shareholders of record as of September 30, 2016 and have decided to pay a dividend of ¥11 per share to shareholders of record as of March 31, 2017. As a result, the total annual dividend will be ¥20 per share.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2012	¥—	¥4.00	¥—	¥2.00	¥6.00
2013	—	2.00	—	6.00	8.00
2014	—	8.00	—	9.00	17.00
2015	—	6.00	—	13.00	19.00
2016	—	10.00	—	3.00	13.00
2017	—	9.00	—	11.00	20.00

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2017, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 18.2%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 19.2% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 20.0% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2017 is 6.00% for the common equity Tier 1 capital ratio, 7.50% for the Tier 1 capital ratio and 9.50% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2016 and March 31, 2017.

	Billions of yen, except ratios
	March 31
	2016	2017
Common equity Tier 1 capital	¥2,469.4	¥2,549.2
Tier 1 capital	2,577.5	2,689.8
Total capital	2,900.6	2,799.4
Risk-Weighted Assets
Credit risk-weighted assets	7,872.0	7,762.6
Market risk equivalent assets	5,307.4	3,504.6
Operational risk equivalent assets	2,791.2	2,710.6

Total risk-weighted assets	¥15,970.5	¥13,977.9

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	15.4%	18.2%
Tier 1 capital ratio	16.1%	19.2%
Consolidated capital adequacy ratio	18.1%	20.0%

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

Consolidated Leverage Ratio Requirements

In March 2015, the FSA set out requirements for the calculation and disclosure of a consolidated leverage ratio, through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”) and the publication of “Consolidated Leverage Ratio prescribed by

Commissioner of Financial Services Agency in accordance with Article 3, paragraph 1 of Pillar 3 Notice” (2015 FSA Regulatory Notice No. 11; “Notice on Consolidated Leverage Ratio”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notice on Pillar 3 Disclosure and Notice on Consolidated Leverage Ratio. Management receives and reviews this consolidated leverage ratio on a regular basis. As of March 31 2017, our consolidated leverage ratio was 4.63%.

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

As of May 31, 2017, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	—	Baa1
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-1	A
Moody’s Investors Service	P-2	A3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

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

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2017.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥8,604	¥15	¥3	¥688	¥7,898
Long-term borrowings(1)	7,155,196	478,658	2,337,682	1,536,160	2,802,696
Contractual interest payments(2)	743,046	108,237	181,505	112,363	340,941
Operating lease commitments	127,818	17,075	26,954	17,935	65,854
Capital lease commitments(3)	46,579	3,666	7,085	7,279	28,549
Purchase obligations(4)	27,313	19,663	4,221	1,600	1,829
Commitments to extend credit	1,010,257	388,275	123,303	157,510	341,169
Commitments to invest	15,194	465	—	383	14,346

Total	¥9,134,007	¥1,016,054	¥2,680,753	¥1,833,918	¥3,603,282

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2017.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,830 billion for reverse repurchase agreements and ¥968 billion for repurchase agreements as of March 31, 2017.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Directors of the Company as of June 26, 2017.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Nobuyuki Koga (Aug. 22, 1950)

Director

Chairman of the Board of Directors

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Director of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Co., Ltd.

		Apr. 1974	Joined the Company
		Jun. 1995	Director of the Company
		Apr. 1999	Managing Director of the Company
		Jun. 2000	Director and Deputy President of the Company
		Oct. 2001	Director and Deputy President of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2003	Director and President of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2003	Director, President & CEO of the Company Director and Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2008	Director and Representative Executive Officer of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2011	Director and Chairman of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2017	Director and Chairman of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

Koji Nagai (Jan. 25, 1959)	Director, Representative Executive Officer, President, and Group CEO Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer and Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President, and Group CEO of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Tetsu Ozaki (Jan. 16, 1958)	Director, Representative Executive Officer, Deputy President, and Group COO Director of Nomura Securities Co., Ltd.	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Deputy President of Nomura Securities Co., Ltd.
		Apr. 2013	Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2014	Executive Managing Director of the Company Deputy President of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2016	Representative Executive Officer & Group COO of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2016	Director, Representative Executive Officer and Group COO of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, Deputy President, and Group COO of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

Hisato Miyashita (Dec. 26, 1958)

Director

Member of the Audit Committee (full-time)

Director of Nomura Asset Management Co., Ltd.

Director of The Nomura Trust and Banking Co., Ltd.

Statutory Auditor of Nomura Financial Products & Services, Inc.

		Jul. 1987	Joined the Company
		Jun. 1993	Joined Union Bank of Switzerland (currently, UBS)
		Aug. 1996	Joined Bankers Trust Asia Securities Ltd.
		Apr. 1998	Joined Credit Suisse First Boston Securities (Japan) Limited
		Dec. 1999	Joined Nikko Citigroup Limited (currently, Citigroup Global Markets Japan Inc.)
		Mar. 2005	Executive Officer of Nikko Citigroup Limited, Internal Control Supervisory Manager
		Jul. 2009	Managing Director of Group Compliance Department of the Company
		Apr. 2012	Senior Managing Director of the Company, Head of Wholesale Compliance
		Jun. 2012	Senior Managing Director of the Company, Group Compliance Head Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company, Group Compliance Head Representative Executive Officer of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Apr. 2015

Senior Managing Director of the Company, Deputy Chief of Staff and Group Compliance Head

Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

		Apr. 2016	Advisor of the Company

		Jun. 2016	Director of the Company (Current)

Takao Kusakari (Mar. 13, 1940)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Senior Advisor of NYK Line	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (“NYK Line”)
		Aug. 1999	President of NYK Line
		Apr. 2002	President, Corporate Officer of NYK Line
		Apr. 2004	Chairman, Corporate Officer of NYK Line
		Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
		Apr. 2009	Director and Corporate Advisor of NYK Line
		Jun. 2010	Corporate Advisor of NYK Line
		Jun. 2011	Outside Director of the Company (Current)
		Apr. 2015	Senior Advisor of NYK Line (Current)

Hiroshi Kimura (Apr. 23, 1953)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Advisor of Japan Tobacco Inc. Outside Director of Asahi Glass Co., Ltd. Outside Director of IHI Corporation	Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.)
		Jun. 1999	Director of Japan Tobacco Inc.
		Jun. 2001	Resigned as Director of Japan Tobacco Inc.
		Jun. 2005	Director of Japan Tobacco Inc.
		Jun. 2006	President and CEO and Representative Director of Japan Tobacco Inc.
		Jun. 2012	Chairman of the Board of Japan Tobacco Inc.
		Jun. 2014	Special Advisor of Japan Tobacco Inc.
		Jun. 2015	Outside Director of the Company (Current)
		Jul. 2016	Advisor of Japan Tobacco Inc. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Noriaki Shimazaki (Aug. 19, 1946)

Outside Director

Chairman of the Audit Committee

Director of Nomura Securities Co., Ltd.

Outside Director of Autobacs Seven Co., Ltd.

Outside Director of UKC Holdings Corporation

Outside Director of Loginet Japan Co., Ltd.

		Apr. 1969	Joined Sumitomo Corporation
		Jun. 1998	Director of Sumitomo Corporation
		Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
		Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
		Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
		Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
		Jan. 2009	Trustee of the IFRS Foundation
		Jul. 2009	Special Advisor of Sumitomo Corporation
		Jun. 2011	Director of the Financial Accounting Standards Foundation Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
		Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office (Current) Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2016	Outside Director of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

Toshinori Kanemoto (Aug. 24, 1945)	Outside Director Member of the Audit Committee Of-Counsel of City-Yuwa Partners Outside Statutory Auditor of Nippon Television Holdings, Inc. Outside Director of Riken Corporation	Apr. 1968	Joined National Police Agency
		Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
		Aug. 1995	Director General of the International Affairs Department, National Police Agency
		Oct. 1996	President of ICPO-INTERPOL
		Aug. 2000	President, National Police Academy
		Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
		Feb. 2007	Of-Counsel, City-Yuwa Partners (Current)
		Jun. 2011	Outside Director of the Company (Current)

Mari Sono (Feb. 20, 1952)	Outside Director	Oct. 1976	Joined NISSHIN Audit Corporation (currently Ernst & Young ShinNihon LLC)
		Mar. 1979	Registered as Certified Public Accountant
		Nov. 1988	Partner of CENTURY Audit Corporation (currently Ernst & Young ShinNihon LLC)
		Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance
		Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
		Dec. 1994	Senior Partner, CENTURY Audit Corporation (currently Ernst & Young ShinNihon LLC)
		Oct. 2002	Member of Secretariat of the Information Disclosure, Cabinet Office (currently Secretariat of the Information Disclosure and Personal Information Protection Review Board, Ministry of Internal Affairs and Communications)
		Apr. 2005	External Comprehensive Auditor, Tokyo
		Jul. 2008	Senior Partner of Ernst & Young ShinNihon LLC
		Aug. 2012	Retired Ernst & Young ShinNihon LLC
		Dec. 2013	Commissioner of the Securities and Exchange Surveillance Commission
		Jun. 2017	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Michael Lim Choo San (Sep. 10, 1946)	Outside Director Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd.	Aug. 1972	Joined Price Waterhouse, Singapore
		Jan. 1992	Managing Partner of Price Waterhouse, Singapore
		Oct. 1998	Member of the Singapore Public Service Commission (Current)
		Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
		Sep. 2002	Chairman of the Land Transport Authority of Singapore
		Sep. 2004	Independent Director of Olam International Limited
		Jun. 2011	Outside Director of the Company (Current)
		Nov. 2011	Chairman of the Accounting Standards Council, Singapore
		Apr. 2013	Chairman of the Singapore Accountancy Commission
		Sep. 2016	Non-Executive Chairman of Fullerton Healthcare Corporation Limited (Current)

Among the Directors listed above, Takao Kusakari, Hiroshi Kimura, Noriaki Shimazaki, Toshinori Kanemoto, Mari Sono and Michael Lim Choo San satisfy the requirements for an “Outside Director” under the Companies Act.

Executive Officers

The following table provides information about the Company’s Executive Officers as of June 26, 2017.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Tetsu Ozaki (Jan. 16, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Shoichi Nagamatsu (Jul. 6, 1958)	Representative Executive Officer, Deputy President of the Company Chief of Staff Director of Nomura Securities Co., Ltd.	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Executive Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Jun. 2010	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2012	Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Executive Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Executive Managing Director of the Company Deputy President of Nomura Securities Co., Ltd.
		Apr. 2017	Representative Executive Officer, Deputy President of the Company (Current) Chief of Staff (Current) Director of Nomura Securities Co., Ltd. (Current)

Toshio Morita (Apr. 17, 1961)	Executive Managing Director Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2011	Senior Corporate Managing Director of the Company
		Apr. 2012	Senior Corporate Managing Director of the Company
Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Executive Managing Director of the Company
Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2015	Executive Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd
		Apr. 2017	Executive Managing Director of the Company (Current) Director, Representative Executive Officer and President of Nomura Securities Co., Ltd. (Current)

Kunio Watanabe (Feb. 22, 1963)	Executive Managing Director Head of the Asset Management Director, President and CEO of Nomura Asset Management Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2009	Senior Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2014	Executive Managing Director of the Company (Current) Asset Management CEO (currently, Head of the Asset Management) (Current) Director, President and CEO of Nomura Asset Management Co., Ltd. (Current)

Takumi Kitamura (Nov. 26, 1966)	Executive Managing Director Chief Financial Officer Executive Managing Director of Nomura Securities Co., Ltd. Financial Officer of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
Apr. 2016

Executive Managing Director of the Company (Current)

Chief Financial Officer of the Company (Current)

Executive Managing Director of Nomura Securities Co., Ltd. (Current)

Financial Officer of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Yuji Nakata (Jun. 6, 1959)	Executive Managing Director Head of Group Entity Structure and Co-CRO Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.	Apr. 1983	Joined the Company
		Apr. 2007	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Executive Managing Director of the Company
		Oct. 2008	Senior Managing Director of the Company
		Nov. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2014	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Executive Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Executive Managing Director of the Company (Current) Head of Group Entity Structure and Co-CRO (Current) Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd. (Current)

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

Current members of the HRC include the Group CEO (as Chairman of the Committee), Group COO, CFO, Chief Risk Officer (“CRO”), Chief of Staff and head of Human Resources.

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

Certain deferred compensation awards delivered in respect of the fiscal years ended March 31, 2013 and March 2014 include“Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria are met. Awards in respect of the fiscal year ended March 31, 2015 and subsequent fiscal years include similar FCR provisions, however the ability of the recipient to claim FCR in the first year of the award is now limited to a pre-defined election window which closes at a certain day.

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

The Company issues SAR Plan B awards linked to price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock approximately half to seven years after grant date, expire approximately five and a half to twelve years after grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

This plan is intended to offer a similar economic effect as restricted stock, as commonly used in the U.S. and Europe. Options are granted with an exercise price of ¥1 per share.

(b) Notional Stock Unit (“NSU”) awards

NSU awards are cash-settled awards linked to the price of the Company’s common stock which are designed to replicate the key features of SAR Plan B awards described above but are settled in cash rather than exercisable into the Company’s common stock. This allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives. These awards have graded vesting over seven years from grant date and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

2. Supplemental deferral awards

Beginning with the fiscal year ended March 31, 2011, we have also delivered deferred compensation to certain senior management and employees through supplemental deferral awards which are in additional to the core deferral awards described above. These awards reinforce our goals of retaining and motivating our key talent in the competitive market place. These awards have graded vesting over three years or such longer period where required by local regulations after grant date.

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

1.    Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2017
		Basic Compensation(2)(3)	Bonus	Deferred Compensation(4)	Total
Directors	9	¥315	¥94	¥88	¥497
(Outside Directors included in above)	(6)	(146)	( —)	( —)	(146)
Executive Officers	6	430	379	288	1,098

Total	15	¥745	¥473	¥376	¥1,595

(1)	There were 9 Directors and 6 Executive Officers as of March 31, 2017. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
(2)	Basic compensation of ¥745 million includes other compensation (such as commuter pass allowances) of ¥0.69 million.
(3)	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
(4)	Deferred compensation represents amounts recognized as compensation and benefit expense during the year ended March 31, 2017 in respect of awards such as SARs granted during the year ended March 31, 2017 and prior years.
(5)	Subsidiaries of the Company paid ¥47 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2017.
(6)	The Company abolished retirement bonuses to Directors in 2001.

2.    Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation(1)
Name	Company	Category	Base Salary	Equity Compensation (SARs)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total	Total
Nobuyuki Koga	Nomura	Director	¥87	¥—	¥87	¥79	¥80	¥159	¥246
Koji Nagai(2)	Nomura	Director, Representative Executive Officer (Group CEO)	102	17	119	155	156	311	430
Tetsu Ozaki	Nomura	Director, Representative Executive Officer (Group COO)	92	16	108	86	86	172	280
Shoichi Nagamatsu	Nomura	Executive Officer	66	13	79	45	46	91	170
Kunio Watanabe	Nomura	Executive Officer	60	13	73	48	49	97	170
Takumi Kitamura	Nomura	Executive Officer	50	8	58	21	21	42	100
Yuji Nakata	Nomura	Executive Officer	60	13	73	23	24	47	120

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2017.
(2)	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

Stock Acquisition Rights (“SARs”)

The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2017.

	March 31, 2017
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.34	May 18, 2010	122,100	From May 19, 2012 to May 18, 2017	¥1	¥0
Stock Acquisition Rights No.35	May 18, 2010	351,300	From May 19, 2012 to May 18, 2017	1	0
Stock Acquisition Rights No.37	July 28, 2010	516,000	From April 30, 2012 to April 29, 2017	1	0
Stock Acquisition Rights No.38	July 28, 2010	482,700	From April 30, 2013 to April 29, 2018	1	0
Stock Acquisition Rights No.39	November 16, 2010	1,209,900	From November 16, 2012 to November 15, 2017	474	0
Stock Acquisition Rights No.40	June 7, 2011	500,800	From May 25, 2012 to May 24, 2018	1	0
Stock Acquisition Rights No.41	June 7, 2011	862,800	From May 25, 2013 to May 24, 2018	1	0
Stock Acquisition Rights No.42	June 7, 2011	1,164,400	From May 25, 2014 to May 24, 2018	1	0
Stock Acquisition Rights No.43	November 16, 2011	1,234,400	From November 16, 2013 to November 15, 2018	299	0
Stock Acquisition Rights No.44	June 5, 2012	622,600	From April 20, 2013 to April 19, 2018	1	0
Stock Acquisition Rights No.45	June 5, 2012	1,091,200	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.46	June 5, 2012	1,284,300	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.47	June 5, 2012	1,013,000	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.48	June 5, 2012	4,627,700	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.49	June 5, 2012	193,600	From October 20, 2015 to April 19, 2021	1	0
Stock Acquisition Rights No.50	June 5, 2012	1,645,000	From October 20, 2016 to April 19, 2022	1	0
Stock Acquisition Rights No.51	November 13, 2012	1,539,400	From November 13, 2014 to November 12, 2019	298	0
Stock Acquisition Rights No.52	June 5, 2013	767,800	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.53	June 5, 2013	967,700	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.54	June 5, 2013	1,446,100	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.55	November 19, 2013	2,681,200	From November 19, 2015 to November 18, 2020	824	0

	March 31, 2017
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.56	June 5, 2014	1,140,300	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.57	June 5, 2014	1,987,800	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.58	June 5, 2014	7,988,600	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.59	June 5, 2014	510,600	From March 31, 2015 to March 30, 2020	1	0
Stock Acquisition Rights No.60	June 5, 2014	1,008,800	From March 31, 2016 to March 30, 2021	1	0
Stock Acquisition Rights No.61	June 5, 2014	9,112,700	From March 31, 2017 to March 30, 2022	1	0
Stock Acquisition Rights No.62	November 18, 2014	2,675,700	From November 18, 2016 to November 17, 2021	741	0
Stock Acquisition Rights No.63	June 5, 2015	1,788,900	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.64	June 5, 2015	6,561,400	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.65	June 5, 2015	6,526,900	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.66	June 5, 2015	371,000	From November 8, 2015 to November 7, 2020	1	0
Stock Acquisition Rights No.68	November 18, 2015	2,571,000	From November 18, 2017 to November 17, 2022	805	0
Stock Acquisition Rights No.69	June 7, 2016	6,167,500	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.70	June 7, 2016	6,142,400	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.71	June 7, 2016	6,120,000	From April 20, 2019 to April 19, 2024	1	0
Stock Acquisition Rights No.72	June 7, 2016	827,200	From October 30, 2016 to October 29, 2021	1	0
Stock Acquisition Rights No.73	June 7, 2016	418,400	From April 30, 2017 to April 29, 2022	1	0
Stock Acquisition Rights No.74	November 11, 2016	2,559,400	From November 11, 2018 to November 10, 2023	593	0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

SARs Held by Directors and Executive Officers of Nomura

The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2017.

	March 31, 2017
		Numbers of Holders
Series of SARs	Number of Shares under SARs	Directors and Executive Officers (excluding Outside Directors)
SARs No.42	4,100	1
SARs No.44	4,900	2
SARs No.45	4,900	2
SARs No.46	4,900	2
SARs No.47	19,200	5
SARs No.48	27,600	7
SARs No.52	26,100	4
SARs No.53	30,700	5
SARs No.54	57,100	6
SARs No.56	27,200	4
SARs No.57	77,400	5
SARs No.58	93,600	7
SARs No.59	20,600	3
SARs No.60	20,600	3
SARs No.61	73,300	5
SARs No.63	76,100	5
SARs No.64	89,200	7
SARs No.65	88,900	7
SARs No.69	126,900	7
SARs No.70	126,400	7
SARs No.71	126,300	7

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

Board of Directors

The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed twenty. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met eleven times during the fiscal year ended March 31, 2017. As a group, the Directors attended 100% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Nomination Committee

The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met five times during the fiscal year ended March 31, 2017. As a group, the member Directors attended all of the meetings of the Nomination Committee during the year. As of June 23, 2017, the members of the Nomination Committee are Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Takao Kusakari and Hiroshi Kimura. Nobuyuki Koga is the Chairman of this Committee.

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

The Audit Committee met sixteen times during the fiscal year ended March 31, 2017. As a group, the member Directors attended all of the meetings of the Audit Committee during the year. As of June 23, 2017, the members of the Audit Committee are Hisato Miyashita (a full-time member of the Audit Committee) and Outside Directors, Noriaki Shimazaki, Toshinori Kanemoto and Mari Sono. Noriaki Shimazaki is the Chairman of this Committee.

Compensation Committee

The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met three times during the fiscal year ended March 31, 2017. As a group, the member Directors attended all of the meetings of the Compensation Committee during the year. As of June 23, 2017, the members of the Compensation Committee are Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Takao Kusakari and Hiroshi Kimura. Nobuyuki Koga is the Chairman of this Committee.

Limitation of Director Liability

In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 427, Paragraph 1 of the Companies Act, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liability to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (“Limitation of Liability Agreements”) with each of the following Directors: Hisato Miyashita, Takao Kusakari, Hiroshi Kimura, Noriaki Shimazaki, Toshinori Kanemoto, Mari Sono and Michael Lim Choo San. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

Information Concerning Executive Officers

Executive Officers of the Company are appointed by the Board of Directors, and the Company’s Articles of Incorporation provide that the number of Executive Officers shall not exceed forty-five. The term of office of each Executive Officer expires upon the conclusion of the first meeting of the Board of Directors convened after the ordinary general meeting of shareholders for the last fiscal year ending within one year after each Executive Officer’s assumption of office. Executive Officers may serve any number of consecutive terms. Executive Officers have the authority to determine matters delegated to them by resolutions adopted by the Board of Directors and to execute business activities.

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	March 31,
	2015	2016	2017
Japan	15,973	16,083	16,227
Europe	3,485	3,424	3,026
Americas	2,449	2,503	2,314
Asia and Oceania	6,765	6,855	6,619

Total	28,672	28,865	28,186

As of March 31, 2017, we had 16,227 employees in Japan, including 9,507 in our Retail Division, 1,562 in our Wholesale Division and 859 in our Asset Management Division. In overseas, we had 11,959 employees, of which 3,026 were located in Europe, 2,314 in the Americas, and 6,619 in Asia and Oceania.

As of March 31, 2017, 8,121 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.

We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2017. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Nobuyuki Koga	300,823
Koji Nagai	284,800
Tetsu Ozaki	153,899
Hisato Miyashita	52,000
Takao Kusakari	—
Hiroshi Kimura	—
Noriaki Shimazaki	2,838
Toshinori Kanemoto	—
Mari Sono	—
Michael Lim Choo San	—

Total	794,360

Executive Officers
Name	Number of Shareholdings
Koji Nagai	See above
Tetsu Ozaki	See above
Shoichi Nagamatsu	200,734
Toshio Morita	167,294
Kunio Watanabe	58,200
Takumi Kitamura	13,382
Yuji Nakata	64,290

Total	503,900

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “Compensation” of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The Company is aware that Harris Associates L.P. filed reports of substantial shareholding with the Director General of the Kanto Finance Bureau on November 2, 2016. According to the reports, as of October 31, 2016, Harris Associates L.P. owned 139,670,200 shares, representing 3.65% of the issued shares of the Company’s common stock. However the Company has not confirmed the status of these shareholdings as of March 31, 2017.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2017, there were 283 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 523,204,551 shares of the Company’s common stock, representing 13.7% of Nomura’s then outstanding common stock. As of March 31, 2017, there were 25,767,342 ADSs outstanding, representing 25,767,342 shares of the Company’s common stock or 0.7% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

We held 37.2% of NRI’s outstanding share capital as of March 31, 2017.

For the year ended March 31, 2017, we purchased ¥23,285 million worth of software and computer equipment and paid ¥36,164 million for other services to NRI, while received ¥479 million from NRI.

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

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2017.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on the New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Annual highs and lows
2013	¥608	¥241	$6.30	$3.05
2014	980	535	9.64	5.76
2015	757	576	7.38	5.24
2016	909	443	7.32	3.96
2017	784	339	6.80	3.33
Quarterly highs and lows
2016
First Quarter	¥858	¥696	$6.88	$5.85
Second Quarter	909	670	7.32	5.68
Third Quarter	809	664	6.63	5.50
Fourth Quarter	682	443	5.58	3.96
2017
First Quarter	¥554	¥339	$5.00	$3.33
Second Quarter	505	348	4.83	3.38
Third Quarter	784	451	6.77	4.29
Fourth Quarter	774	669	6.80	5.85
Monthly highs and lows
2017 (calendar year)
January	¥735	¥669	$6.45	$5.85
February	774	698	6.80	6.34
March	768	692	6.71	6.26
April	699	633	6.52	5.85
May	713	654	6.28	5.88
June (through June 23)	701	652	6.34	6.00

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

As a Company with Three Board Committees, the compensation of the Company’s Directors and Executive Officers is determined by the Compensation Committee (see Item 6.C. “Board Practices—Information Concerning Directors—Compensation Committee” in this annual report). The Compensation Committee establishes the policy with respect to the determination of the individual compensation (including variable compensation) of each of the Company’s Directors and Executive Officers and makes determinations in accordance with that compensation policy.

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

Pursuant to the Companies Act and the Company’s Articles of Incorporation, the Company may, by a resolution adopted by the Company’s Board of Directors, release the liabilities of any Directors or Executive Officers to the Company for damages suffered by the Company due to their acts taken in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. In

addition, the Company may execute with Directors (excluding a person who serves as an executive director, etc.) agreements that limit their liabilities to the Company for damages suffered by the Company if they acted in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. See Item 6.C. “Board Practices—Limitation of Director Liability” in this annual report.

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

General

Under the Company’s Articles of Incorporation, the Company is authorized to issue 6,000,000,000 shares, of which 3,822,562,601 shares were issued as of March 31, 2017. All issued shares are fully-paid and non-assessable.

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

For information as to Japanese taxes on dividends, see Item 10.E. “Taxation-Japanese Taxation” in this annual report.

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

The Company may hold its shares acquired in compliance with the provisions of the Companies Act, and may generally dispose of or cancel such shares by a determination by Executive Officers under authority delegated by a resolution adopted by the Board of Directors.

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

For a history of the trading price of shares of the Company on the Tokyo Stock Exchange, see Item 9.A “The Offer and Listing” of this annual report.

Rights of ADR Holders

The rights of ADR holders, including their rights to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. For a description of the rights of holders of ADSs, see “Rights of Holders of ADSs” under Item 10.B “Memorandum and Articles of Association” of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in Item 10.B “Memorandum and Articles of Association” of this annual report by reference. For fees and charges that a holder of ADSs may have to pay, see Item12.D. “American Depositary Shares—Fees payable by ADR Holders” in this annual report.

C. Material Contracts.

For the two years immediately preceding the date of this annual report, we have not been a party to any material agreement other than in the ordinary course of business, except as disclosed in Item 6.C “Board Practices” of this annual report.

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

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax applies, the rate of Japanese withholding tax applicable to dividends on listed shares such as those paid by the Company to non-resident shareholders is currently 15%, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares for which the applicable rate is 20% (please refer to Article 170 and Article 213(1)(i) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law).

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

Risk-weighted assets

A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division consistent with the risk appetite. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk based measure to supplement risk-weighted assets. See Item 4.B. “Business Overview—Regulatory Capital Rules”, Item 5.B. “Consolidated Regulatory Capital Requirements” and “Consolidated Leverage Ratio Requirements” in this annual report for further information on our consolidated capital adequacy ratios and risk-weighted assets.

Economic Capital

Nomura’s internal measure of the capital required to support its business is the Nomura Capital Allocation Target (“NCAT”). NCAT is measured as the amount of capital required to absorb maximum potential losses over a one-year time horizon, computed by the risk model at the 99.95th percentile, or the equivalent Expected Shortfall. NCAT consists of Portfolio NCAT and Non-Portfolio NCAT. Portfolio NCAT consists of market risk, credit risk, event risk, principal finance risk, private equity risk and investment securities risk. Non-Portfolio NCAT consists of business risk and operational risk. NCAT is aggregated by taking into account the correlation among its various components. Nomura’s NCAT limit is initially set by the EMB, and the EMB subsequently allocates it to each business division and additional lower levels of the organization.

Available Funds

The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Classification and Definition of Risk

Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Market risk	Risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Operational risk	Risk of loss arising from inadequate or failed internal processes, people and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Risk Category	Definition
Model risk	Risk of loss arising from model errors or incorrect or inappropriate model application with regard to valuation models and risk models.

Funding and Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of Nomura’s creditworthiness or deterioration in market conditions.

Business risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations. Business risk is managed by the senior management at Nomura.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

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

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. One-day trading losses did not exceed the 99% VaR estimate at the Nomura Group level for the twelve months ended March 31, 2017.

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

VaR metrics

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	Mar. 31, 2015	Mar. 31, 2016	Mar. 31, 2017
Equity	¥1.01	¥0.89	¥0.67
Interest rate	4.17	3.80	2.66
Foreign exchange	1.06	0.80	1.67

Subtotal	6.23	5.49	4.99
Less: Diversification Benefit	(1.62)	(1.96)	(1.66)

VaR	¥4.62	¥3.53	¥3.34

	Billions of yen
	For the twelve months ended
	Mar. 31, 2015	Mar. 31, 2016	Mar. 31, 2017
Maximum daily VaR(1)	¥9.84	¥9.13	¥6.71
Average daily VaR(1)	6.44	5.31	4.32
Minimum daily VaR(1)	3.11	3.53	2.75

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2015, March 31, 2016, and March 31, 2017.

Total VaR decreased to ¥3.34 billion as of March 31, 2017 from ¥3.53 billion as of March 31, 2016. VaR relating to foreign exchange risk increased to ¥1.67 billion as of March 31, 2017, compared to ¥0.80 billion as of March 31, 2016. VaR relating to equity risk decreased to ¥0.67 billion as of March 31, 2017, compared to ¥0.89 billion as of March 31, 2016. VaR relating to interest rate risk decreased to ¥2.66 billion as of March 31, 2017, compared to ¥3.80 billion as of March 31, 2016.

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

Stress Testing

Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted daily and weekly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact of market fluctuations on the entire Nomura group.

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

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥18,527 million at the end of March 2016 and ¥16,275 million at the end of March 2017. The TOPIX closed at 1,347.20 points at the end of March 2016 and at 1,512.60 points at the end of March 2017. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

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

Credit Risk Management Framework

The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GIRMC and/or Global Risk Strategic Committee (“GRSC”), prescribe the basic principles of credit risk management and set delegated authority limits, which enables CRM personnel to set credit limits.

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

Credit Risk Management Process

CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation; and

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

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

Nomura’s global credit risk management systems record all credit limits and capture credit exposures to Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of any limit breaches.

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

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2017 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥77	¥14	¥3	¥11	¥58	¥(146)	¥17	¥1	¥16
AA	574	552	486	343	2,145	(3,771)	329	85	244
A	1,041	806	441	300	947	(3,279)	256	78	178
BBB	262	198	206	116	547	(972)	357	89	268
BB and lower	59	52	38	31	111	(204)	87	203	0
Other(2)	81	74	185	253	1,291	(1,956)	(72)	115	0

Sub-total	2,094	1,696	1,359	1,054	5,099	(10,328)	974	571	706
Listed	99	50	9	0	—	(95)	63	88	0

Total	¥2,193	¥1,746	¥1,368	¥1,054	¥5,099	¥(10,423)	¥1,037	¥659	¥706

(1)	Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.

(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.
(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

Country Risk

At Nomura, country risk is defined as the risk of loss arising from country-specific events (such as political, economic, legal and other events) that affect counterparties and/or issuers within that country, causing those counterparties and/or issuers to be unable to meet financial obligations. Nomura’s country risk framework acts as a complement to other risk management areas and encompasses a number of tools including, but no limited to, country limits, which restrict credit exposure concentration to any given country. Other tools to manage country risk include country ratings as well as country risk policies and procedures that describe responsibilities and delegation for decision-making.

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. Over 95% of the exposure was from investment-grade rated countries. The breakdown of top 10 country exposures is as follows:

Top 10 Country Exposures(1)	Billions of Yen
(As of Mar. 31, 2017)
United States	1,352
Japan	1,329
United Kingdom	906
France	242
Netherlands	153
Singapore	149
Germany	116
Italy	111
India	95
Luxembourg	63

(1)	The table represents the Top 10 country exposures as of 31st March, 2017 based on country of origin, combining counterparty and inventory exposures, offset by Credit Valuations Adjustment (“CVA”) hedges:

-

Counterparty exposures include cash and cash equivalents held at banks, margin balances placed at central clearing counterparties, the positive fair value, after collateral received, of derivative transactions and securities financing transactions, the fair value of funded loans and the notional amount of unfunded loans.

-	Inventory exposures include the positive fair value of debt and equity securities, equity and credit derivatives, using the net of long versus short positions.

Operational Risk Management

Operational risk is the risk of loss arising from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

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

3)	3rd Line of Defence: Internal Audit, who provide independent assurance

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

Changes to Valuation and Risk Models

Nomura has documented policies and procedures in place, approved by the GIRMC and/or GRSC, which define the process and validation requirements for implementing changes to valuation and risk models. In addition, a Model Performance Monitoring process has been established to identify and assess specific events, that can indicate that a model is not performing as it should or is potentially unsuitable and to determine what actions (for example, additional validation work) might be necessary. For changes with an impact above certain materiality thresholds, model approval is required. MVG defines these materiality thresholds in a formal procedure and operates a control process to identify where the procedure is not followed. For certain material changes to risk models, backtesting of the new model, parallel running of both models and stress-testing of the new model are required prior to the model being approved.

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

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2016 to March 31, 2017, the Bank of New York Mellon has waived a total of $154,255.45 in fees (including $23,884.49 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2017, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2017, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2017. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2017. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2017 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that each of Noriaki Shimazaki and Mari Sono, a member of the Audit Committee, qualifies as an “audit committee financial expert” as such term is defined by the General Instructions for Item 16A of Form 20-F. Additionally, Mr. Shimazaki and Ms. Sono meet the independence requirements applicable to them under Section 303A.06 of the NYSE Listed Company Manual. For a description of their business experience, see Item 6.A “Directors and Senior Management—Directors” in this annual report.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountant for the last fifteen fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2016	2017
Audit Fees	¥3,198	¥3,052
Audit-Related Fees	155	220
Tax Fees	148	151
All Other Fees	343	144

Total	¥3,844	¥3,567

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended March 31, 2017, we acquired 23,324 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 120,987,200 shares under a share buyback program in accordance with Article 459-1 of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “Common Stock” under Item 10.B of this annual report. As of March 31, 2017, we had 3,528,429,451 outstanding shares of our common stock excluding 294,133,150 shares held as treasury stock.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2017.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program		Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2016	1,100	¥478	—		—
May 1 to 31, 2016	25,238,725	470	25,237,900	(1)	9,762,100
June 1 to 30, 2016	9,764,101	457	9,762,100	(1)	—
July 1 to 31, 2016	1,466	400	—		—
August 1 to 31, 2016	22,709,722	459	22,707,600	(2)	77,292,400
September 1 to 30, 2016	15,775,260	477	15,773,500	(2)	61,518,900
October 1 to 31, 2016	23,635,316	475	23,633,700	(2)	37,885,200
November 1 to 30, 2016	9,421,759	727	9,420,400	(2)	28,464,800
December 1 to 31, 2016	14,456,645	621	14,452,000	(2)	—
January 1 to 31, 2017	1,671	696	—		—
February 1 to 28, 2017	2,478	740	—		—
March 1 to 31, 2017	2,281	740	—		—

Total	121,010,524	¥507	120,987,200		—

(1)	On April 27, 2016, a resolution of the Board of Directors authorized the Company to purchase up to 35,000,000 shares of our common stock or to a maximum of ¥20 billion during the period from May 18, 2016 through July 22, 2016.
(2)	On July 28, 2016, a resolution of the Board of Directors authorized the Company to purchase up to 100,000,000 shares of our common stock or to a maximum of ¥45 billion during the period from August 15, 2016 through January 27, 2017.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

On April 27, 2017, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program is from May 17, 2017 to March 30, 2018, and we are authorized to purchase up to 100,000,000 shares of our common stock or to a maximum of ¥80 billion.

As of May 31, 2017, 3,544,369,167 shares of common stock were outstanding, excluding 278,193,434 shares held as treasury stock.

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

The Company currently has six outside directors among its ten Directors.

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
1.1

Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2

Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.3

Regulations of the Board of Directors of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.4

Regulations of the Nomination Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.5

Regulations of the Audit Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.6

Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1

Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on April 28, 2010 as an exhibit to the Registration Statement on Form F-6 (File No. 333-166346) and incorporated herein by reference)

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

4.3	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(3)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Takao Kusakari and Toshinori Kanemoto entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki, Hisato Miyashita and Mari Sono entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the “Company”) as of March 31, 2016 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. at March 31, 2016 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 26, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 26, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Nomura Holdings, Inc.

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Nomura Holdings, Inc.‘s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nomura Holdings, Inc. as of March 31, 2016 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2017 and our report dated June 26, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 26, 2017

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2016	2017
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥3,476,261	¥2,536,840
Time deposits	196,632	207,792
Deposits with stock exchanges and other segregated cash	225,950	227,456

Total cash and cash deposits	3,898,843	2,972,088

Loans and receivables:
Loans receivable (including ¥301,766 million and ¥537,664 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	1,605,603	1,875,828
Receivables from customers (including ¥1,542 million and ¥1,281 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	210,844	148,378
Receivables from other than customers	1,156,608	1,076,773
Allowance for doubtful accounts	(3,477)	(3,551)

Total loans and receivables	2,969,578	3,097,428

Collateralized agreements:
Securities purchased under agreements to resell (including ¥1,098,969 million and ¥1,089,000 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	9,205,165	11,456,591
Securities borrowed	5,872,495	7,273,234

Total collateralized agreements	15,077,660	18,729,825

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥6,483,857 million and ¥5,123,444 million in 2016 and 2017, respectively; including ¥5,761 million and ¥7,334 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	16,379,424	15,165,310
Private equity investments (including ¥7,145 million and ¥7,451 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	30,578	27,054

Total trading assets and private equity investments	16,410,002	15,192,364

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥402,599 million and ¥445,000 million in 2016 and 2017, respectively)	355,507	349,696
Non-trading debt securities	870,812	775,025
Investments in equity securities	137,970	146,730
Investments in and advances to affiliated companies	395,284	420,116
Other (including ¥60,359 million and ¥177,726 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	974,511	1,168,806

Total other assets	2,734,084	2,860,373

Total assets	¥41,090,167	¥42,852,078

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2016	2017
LIABILITIES AND EQUITY
Short-term borrowings (including ¥330,816 million and ¥401,300 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	¥662,902	¥543,049
Payables and deposits:
Payables to customers	688,196	1,005,670
Payables to other than customers	1,337,931	1,569,922
Deposits received at banks	2,222,991	1,132,843

Total payables and deposits	4,249,118	3,708,435

Collateralized financing:
Securities sold under agreements to repurchase (including ¥442,247 million and ¥390,677 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	14,192,309	17,095,898
Securities loaned (including ¥129,201 million and ¥149,377 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	1,937,009	1,627,124
Other secured borrowings	476,273	338,069

Total collateralized financing	16,605,591	19,061,091

Trading liabilities	7,499,335	8,191,794
Other liabilities (including ¥17,739 million and ¥11,202 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	1,200,647	1,308,510
Long-term borrowings (including ¥2,703,816 million and ¥2,562,962 million measured at fair value by applying the fair value option in 2016 and 2017, respectively)	8,129,559	7,195,408

Total liabilities	38,347,152	40,008,287

Commitments and contingencies (Note 20)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares in 2016 and 2017 Issued—3,822,562,601 shares in 2016 and 2017 Outstanding—3,608,391,999 shares in 2016 and 3,528,429,451 shares in 2017	594,493	594,493
Additional paid-in capital	692,706	681,329
Retained earnings	1,516,577	1,663,234
Accumulated other comprehensive income	44,980	33,652

Total NHI shareholder’s equity before treasury stock	2,848,756	2,972,708
Common stock held in treasury, at cost—214,170,602 shares in 2016 and 294,133,150 shares in 2017	(148,517)	(182,792)

Total NHI shareholders’ equity	2,700,239	2,789,916

Noncontrolling interests	42,776	53,875
Total equity	2,743,015	2,843,791

Total liabilities and equity	¥41,090,167	¥42,852,078

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2016	2017
Cash and cash deposits	¥3	¥4
Trading assets and private equity investments	1,310	1,400
Other assets	10	59

Total assets	¥1,323	¥1,463

Trading liabilities	¥3	¥18
Other liabilities	2	2
Borrowings	809	954

Total liabilities	¥814	¥974

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2015	2016	2017
Revenue:
Commissions	¥453,401	¥431,959	¥327,129
Fees from investment banking	95,083	118,333	92,580
Asset management and portfolio service fees	203,387	229,006	216,479
Net gain on trading	531,337	354,031	475,587
Gain on private equity investments	5,502	13,761	1,371
Interest and dividends	436,766	440,050	441,036
Gain (loss) on investments in equity securities	29,410	(20,504)	7,708
Other	175,702	156,460	153,626

Total revenue	1,930,588	1,723,096	1,715,516
Interest expense	326,412	327,415	312,319

Net revenue	1,604,176	1,395,681	1,403,197

Non-interest expenses:
Compensation and benefits	596,593	574,191	496,385
Commissions and floor brokerage	129,977	123,881	94,495
Information processing and communications	192,300	189,910	175,280
Occupancy and related depreciation	76,112	78,411	69,836
Business development expenses	35,230	35,892	35,111
Other	227,205	228,238	209,295

Total non-interest expenses	1,257,417	1,230,523	1,080,402

Income before income taxes	346,759	165,158	322,795

Income tax expense	120,780	22,596	80,229

Net income	¥225,979	¥142,562	¥242,566

Less: Net income attributable to noncontrolling interests	1,194	11,012	2,949

Net income attributable to NHI shareholders	¥224,785	¥131,550	¥239,617

	Yen
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥61.66	¥36.53	¥67.29

Diluted—
Net income attributable to NHI shareholders per share	¥60.03	¥35.52	¥65.65

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2015	2016	2017
Net income	¥225,979	¥142,562	¥242,566
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	110,628	(68,237)	(6,764)
Deferred income taxes	(141)	(12,856)	1,073

Total	110,487	(81,093)	(5,691)

Defined benefit pension plans:
Pension liability adjustment	5,259	(26,074)	(11,340)
Deferred income taxes	(1,854)	8,153	3,645

Total	3,405	(17,921)	(7,695)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	27,643	(1,492)	(9,225)
Deferred income taxes	(8,681)	81	2,625

Total	18,962	(1,411)	(6,600)

Own credit adjustments:
Own credit adjustments	—	—	(14,696)
Deferred income taxes	—	—	1,963

Total	—	—	(12,733)

Total other comprehensive income (loss)	132,854	(100,425)	(32,719)

Comprehensive income	358,833	42,137	209,847
Less: Comprehensive income attributable to noncontrolling interests	10,945	9,346	852

Comprehensive income attributable to NHI shareholders	¥347,888	¥32,791	¥208,995

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2015	2016	2017
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,638	683,407	692,706
Gain (loss) on sales of treasury stock	(2,417)	—	—
Issuance and exercise of common stock options	2,186	4,127	(11,377)
Changes in an affiliated company’s interests in its subsidiary	—	5,172	—

Balance at end of year	683,407	692,706	681,329

Retained earnings
Balance at beginning of year	1,287,003	1,437,940	1,516,577
Cumulative effect of change in accounting principle(1)	—	—	(19,294)
Net income attributable to NHI shareholders	224,785	131,550	239,617
Cash dividends	(68,627)	(46,797)	(70,810)
Gain (loss) on sales of treasury stock	(5,221)	(6,116)	(2,856)

Balance at end of year	1,437,940	1,516,577	1,663,234

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	27,704	133,371	53,418
Net change during the year	105,667	(79,953)	(5,651)

Balance at end of year	133,371	53,418	47,767

Defined benefit pension plans
Balance at beginning of year	(18,809)	(15,404)	(33,325)
Pension liability adjustment	3,405	(17,921)	(7,695)

Balance at end of year	(15,404)	(33,325)	(41,020)

Non-trading securities
Balance at beginning of year	11,741	25,772	24,887
Net unrealized gain (loss) on non-trading securities	14,031	(885)	(4,543)

Balance at end of year	25,772	24,887	20,344

Own credit adjustments
Balance at beginning of year	—	—	—
Cumulative effect of change in accounting principle(1)	—	—	19,294
Own credit adjustments	—	—	(12,733)

Balance at end of year	—	—	6,561

Balance at end of year	143,739	44,980	33,652

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2015	2016	2017
Common stock held in treasury
Balance at beginning of year	(72,090)	(151,805)	(148,517)
Repurchases of common stock	(104,047)	(20,002)	(61,338)
Sales of common stock	3	1	1
Common stock issued to employees	24,226	23,296	25,796
Other net change in treasury stock	103	(7)	1,266

Balance at end of year	(151,805)	(148,517)	(182,792)

Total NHI shareholders’equity
Balance at end of year	2,707,774	2,700,239	2,789,916

Noncontrolling interests
Balance at beginning of year	39,533	37,172	42,776
Cumulative effect of change in accounting principle(2)	—	—	11,330
Cash dividends	(39)	(9,978)	(1,781)
Net income attributable to noncontrolling interests	1,194	11,012	2,949
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	4,820	(1,140)	(40)
Net unrealized gain (loss) on non-trading securities	4,931	(525)	(2,057)
Purchase / sale of subsidiary shares, net	4,889	500	(14)
Other net change in noncontrolling interests	(18,156)	5,735	712

Balance at end of year	37,172	42,776	53,875

Total equity
Balance at end of year	¥2,744,946	¥2,743,015	¥2,843,791

(1)	Represents the adjustment to initially apply Accounting Standards Update (“ASU”) 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.”
(2)	Represents the adjustment to initially apply ASU 2015-02, “Amendments to the Consolidation analysis” (“ASU 2015-02”).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2015	2016	2017
Cash flows from operating activities:
Net income	¥225,979	¥142,562	¥242,566
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	78,882	79,394	70,928
Stock option expenses	19,364	16,890	8,960
(Gain) loss on investments in equity securities	(29,410)	20,504	(7,708)
Equity in earnings of affiliates, net of dividends received	(34,772)	(22,886)	(21,059)
Loss on disposal of office buildings, land, equipment and facilities	9,690	1,325	1,339
Deferred income taxes	26,489	(58,859)	22,528
Changes in operating assets and liabilities:
Time deposits	38,341	124,922	(18,275)
Deposits with stock exchanges and other segregated cash	(66,122)	213,288	(2,854)
Trading assets and private equity investments	2,917,895	248,495	1,197,062
Trading liabilities	(1,731,133)	(2,279,966)	708,196
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,251,323)	1,605,658	635,593
Securities borrowed, net of securities loaned	(221,295)	1,762,173	(1,706,545)
Other secured borrowings	(145,877)	(192,350)	(138,204)
Loans and receivables, net of allowance for doubtful accounts	(92,713)	(136,694)	(193,786)
Payables	236,029	(41,838)	531,516
Bonus accrual	(3,659)	(41,281)	4,543
Accrued income taxes, net	59,931	(37,126)	10,220
Other, net	(113,324)	(165,839)	(39,995)

Net cash provided by (used in) operating activities	(77,028)	1,238,372	1,305,025

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(209,468)	(324,722)	(312,880)
Proceeds from sales of office buildings, land, equipment and facilities	159,480	282,473	239,184
Payments for purchases of investments in equity securities	(354)	—	(647)
Proceeds from sales of investments in equity securities	6,977	899	1,998
Increase in loans receivable at banks, net	(49,192)	(40,767)	(21,322)
Decrease in non-trading debt securities, net	109,761	56,814	88,099
Business combinations or disposals, net	(7,308)	—	—
Decrease in investments in affiliated companies, net	2,212	1,803	809
Other, net	229	(211)	(113,292)

Net cash provided by (used in) investing activities	12,337	(23,711)	(118,051)

Cash flows from financing activities:
Increase in long-term borrowings	2,974,115	3,018,453	1,526,334
Decrease in long-term borrowings	(3,167,956)	(2,922,558)	(2,403,076)
Increase (decrease) in short-term borrowings, net	34,041	(17,395)	(81,964)
Increase (decrease) in deposits received at banks, net	140,571	1,010,101	(1,068,168)
Proceeds from sales of common stock held in treasury	387	571	401
Payments for repurchases of common stock held in treasury	(104,047)	(20,002)	(61,338)
Payments for cash dividends	(55,317)	(82,783)	(42,833)

Net cash provided by (used in) financing activities	(178,206)	986,387	(2,130,644)

Effect of exchange rate changes on cash and cash equivalents	68,513	(40,195)	4,249

Net increase (decrease) in cash and cash equivalents	(174,384)	2,160,853	(939,421)
Cash and cash equivalents at beginning of the year	1,489,792	1,315,408	3,476,261

Cash and cash equivalents at end of the year	¥1,315,408	¥3,476,261	¥2,536,840

Supplemental information:
Cash paid during the year for—
Interest	¥364,392	¥352,276	¥307,635

Income tax payments, net	¥34,359	¥118,580	¥47,482

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In both cases, fair value is generally determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

The fair value of financial assets and financial liabilities of consolidated VIEs which meet the definition of collateralized financing entities are both measured using the more observable fair value of the financial assets and financial liabilities.

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

Revenue from services provided to clients—

Nomura earns revenue through fees and commissions from providing financial services to clients across all three business divisions. These services primarily include trade execution and clearing services, financial advisory services, asset management services, underwriting services, syndication services and distribution services.

Revenues are recognized when the fees and commissions have been earned and are realizable which is either at a specific point in time when Nomura has satisfied its obligations to provide the service to the client or over a period of time where Nomura satisfies its obligation to provide services over time. Fees and commissions may be fixed amounts or variable amounts where the amount to be received is uncertain. Such uncertainty may arise because the amount Nomura is entitled to is based on a variable amount, is dependent upon a contingent event occurring or not occurring, or because it may be reduced by amounts to be repaid to the client. Variable fees and commissions are only recognized when the underlying uncertainty is resolved.

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes underwriting fees, syndication fees and other financial advisory fees. Underwriting and syndication fees are

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded when the underlying underwriting or syndication transactions are completed. Financial advisory fees are recognized when the related services are performed or upon completion of the underlying transaction. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

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

Exchange traded and centrally cleared OTC derivatives typically involve daily variation margin payments and receipts which reflect changes in the fair value of the related derivative. Such variation margin amounts are accounted for as either a partial settlement of the derivative or as a separate cash collateral receivable or payable depending on the legal form of the arrangement.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were immaterial as of March 31, 2016 and March 31, 2017.

See Note 7 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions, receivables for commissions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥161,651 million and ¥82,672 million as of March 31, 2016 and March 31, 2017, respectively.

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

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Land	¥80,031	¥78,365
Office buildings	99,400	94,626
Equipment and facilities	27,380	39,062
Software	147,235	137,537
Construction in progress	1,461	106

Total	¥355,507	¥349,696

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

Depreciation and amortization charges of both owned and capital lease assets are reported within Non-interest expenses—Information processing and communications in the amount of ¥59,153 million, ¥61,906 million, ¥56,186 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥19,729 million, and ¥17,488 million, and ¥14,742 million for the years ended March 31, 2015, 2016 and 2017, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥99,203 million and ¥38,767 million, respectively, as of March 31, 2016 and ¥107,800 million and ¥38,930 million, respectively, as of March 31, 2017.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

See Note 9 “Other assets—Other / Other liabilities” for further information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2017:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2015-02, “Amendments to the Consolidation Analysis”

•    Simplifies complex consolidation guidance in ASC 810 “Consolidation” by eliminating the legacy variable interest consolidation model applied to certain investment companies, money market funds, qualifying real estate funds and similar entities.

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

		Modified retrospective adoption from April 1, 2016.	Nomura consolidated certain investment funds, which increased total assets and total equity by ¥11,330 million upon adoption as of April 1, 2016. No impact on Nomura’s results of operations.

ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”

•    Provides an alternative method for measuring both financial assets and liabilities of consolidated collateralized financing entity by using either the fair value of the financial assets or financial liabilities, whichever is more observable.

•    Requires certain new qualitative footnote disclosures where the alternative method is applied.

		Modified retrospective adoption from April 1, 2016.	No material impact.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2015-07, “Disclosures for investments in certain entities that calculate net asset value per share (or Its Equivalents)”

•     Removes the requirement to categorize investments for which fair value is estimated using net asset value as a practical expedient within the fair value hierarchy.

•     Revises certain other related fair value footnote disclosure requirements.

		Full retrospective adoption from April 1, 2016.	No material impact.

ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” —Presentation of own credit adjustments

•     Requires unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) to be presented separately in other comprehensive income.

		Modified retrospective adoption from April 1, 2016.	Significant reclassification from Retained earnings to Accumulated other comprehensive income (loss) on adoption date and significant own credit adjustments recognized through other comprehensive income rather than earnings during the year ended March 31,2017.(1)

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”	• Requires issuance costs related to a recognized debt liability be presented as a direct deduction from the carrying amount of the related debt liability rather than a separate asset.	Full retrospective adoption from April 1, 2016.	No material impact.

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

		Prospective adoption from April 1, 2016.	No material impact.

ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period”	• Clarifies a performance target that affects vesting and that could be achieved after the requisite service period is accounted for as a performance condition.	Prospective adoption from April 1, 2016.	No material impact.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement”	• Provides guidance on evaluating the accounting for fees paid in a cloud computing arrangement.	Prospective adoption from April 1, 2016.	No material impact.

ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”

•    Eliminates the requirement for an acquirer in a business combination to account for adjustments made to provisional amounts retrospectively.

•    New footnote disclosure requirement for any measurement-period adjustments identified during the reporting period.

		Prospective adoption from April 1, 2016.	No material impact.

(1)	A cumulative catch up adjustment, net of taxes, of ¥19,294 million was recognized as of April 1, 2016 to reclassify cumulative unrealized gains arising from own credit adjustments from Retained earnings to Accumulated other comprehensive income (loss). During the year, net losses, net of taxes, of ¥12,147 million were recognized through other comprehensive income rather than earnings. See Note 16 “Other comprehensive income (loss)” for further information regarding movements in own credit adjustments during the year.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future accounting developments—

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will or may potentially be adopted during the year ending March 31, 2018:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-05, “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”	• Clarifies how a change in counterparty of a derivative designated as hedging instrument in an existing hedging relationship affects the hedging relationship under ASC 815.	Prospective or modified retrospective adoption from April 1, 2017.	No material impact expected.

ASU 2016-07, “Simplifying the Transition Method of Equity Method of Accounting”

•    Simplifies investor’s accounting for equity method investments as a result of an increase in ownership level or degree of influence over the investee from prior period.

•    Requires prospective application of equity method accounting from the date when an equity investment qualifies for equity method of accounting.

		Prospective adoption from April 1, 2017.	No material impact expected.

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

•    Requires recognition of excess tax benefits regardless of whether the benefit reduces taxes payable in the current reporting period.

		Modified retrospective or prospective adoption from April 1, 2017 depending on the nature of the accounting change.	No material impact expected.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2018 and which may have a material impact on these financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” —Other amendments

•    Requires all equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in earnings.

•    Introduces new disclosures for financial instruments including embedded derivatives.

•    Eliminates certain existing disclosures around the assumptions and methodology used to determine fair value of financial instruments.

		Modified retrospective adoption from April 1, 2018.	No material impact expected.

ASU 2014-09, “Revenue from Contracts with Customers”(2)

•    Replaces existing revenue recognition guidance in ASC 605 “Revenue Recognition“and certain industry-specific revenue recognition guidance.

•    Requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.

•    Specifies the accounting for costs to obtain or fulfill a customer contract.

•    Revises existing guidance for principal-versus-agency determination.

•    Requires extensive new footnote disclosures around nature and type of revenue from services provided to customers.

		Modified retrospective adoption from April 1, 2018.(3)	Expected impact on timing of recognition and presentation of certain revenues and costs in the consolidated statement of income.(4)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-02, “Leases”

•    Replaces ASC 840 “Leases”, the current guidance on lease accounting, and revised the definition of a lease.

•    Requires all lessees to recognize a right of use asset and corresponding lease liability on balance sheet.

•    Lessor accounting is largely unchanged from current guidance.

•    Simplifies the accounting for sale leaseback and “build-to-suit” leases.

•    Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.

		Modified retrospective adoption from April 1, 2019.(1)	Currently evaluating the potential impact however a gross up of Nomura’s balance sheet is expected.

ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”

•    Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and receivables which are not carried at fair value with changes in fair value recognized through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings.

•    The new model based on lifetime current expected credit losses (CECL) measurement, to be recognized at the time an in-scope instrument is originated, acquired or issued.

•    Replaces existing incurred credit losses model under current GAAP.

•    Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.

		Modified retrospective adoption from April 1, 2020.(1)	Currently evaluating the potential impact.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments” and ASU 2016-18, “Restricted Cash”

•    Amends the classification of certain cash receipts and cash payments in the statement of cash flows.

•    Requires movements in restricted cash and restricted cash equivalents to be presented as part of cash and cash equivalents in the statement of cash flows.

•    Requires new disclosures on the nature and amount of restricted cash and restricted cash equivalents.

		Full retrospective adoption from April 1, 2018.(1)	Currently evaluating the potential impact.

(1)	Unless Nomura early adopts which is considered unlikely as of the date of these consolidated financial statements.
(2)	As subsequently amended by ASU 2015-14 “Revenue from Contracts with Customers—Deferral of the Effective Date”, ASU 2016-08 “Revenue from Contracts with Customers—Principal versus Agent Considerations”, ASU 2016-10 “Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing”, ASU 2016-12 “Revenue from Contracts with Customers—Narrow-Scope Improvements and Practical Expedients”, ASU 2016-20 “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”.
(3)	Nomura currently expects to adopt ASU 2014-09 and related guidance on April 1, 2018 through modified retrospective adoption.
(4)	Based on the current status of Nomura’s evaluation of ASU 2014-09 and related guidance, Nomura currently expects the new guidance to have the following impacts on these consolidated financial statements:

•	A delay in the timing of when certain financial advisory fees are recognized as revenue but earlier recognition of certain asset management distribution fees;

•	A change in the timing of when certain costs to obtain and fulfill a contract in scope of the ASU are expensed, because of new guidance requiring such costs to be capitalized;

•

A change in the presentation of certain trade execution revenues and associated costs from a gross to a net basis in the consolidated statement of income as a result of revised principal-versus-agency guidance;

•

A change in the presentation of certain investment banking revenues and associated costs from a net to a gross basis in the consolidated statement of income as a result of revised principal-versus-agency guidance; and;

•

A significant increase in qualitative disclosures included within the footnotes to the financial statements which will discuss the accounting policies applied by Nomura in recognition of revenue from services and the treatment of associated costs.

Nomura continues to assess and evaluate the impact of the new guidance and as a result, additional impacts may be identified through to adoption date on April 1, 2018. Whilst Nomura’s evaluation is not complete, changes to the timing of when revenues or costs are recognized are not expected to have a material impact on these consolidated financial statements.

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

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2016 and 2017 within the fair value hierarchy.

	Billions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2016
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,032	¥742	¥34	¥—	¥1,808
Private equity investments(3)	—	—	20	—	20
Japanese government securities	2,973	—	—	—	2,973
Japanese agency and municipal securities	—	215	—	—	215
Foreign government, agency and municipal securities	3,673	1,383	4	—	5,060
Bank and corporate debt securities and loans for trading purposes	—	1,061	107	—	1,168
Commercial mortgage-backed securities (“CMBS”)	—	44	17	—	61
Residential mortgage-backed securities (“RMBS”)	—	3,065	9	—	3,074
Real estate-backed securities	—	—	38	—	38
Collateralized debt obligations (“CDOs”) and other(4)	—	80	10	—	90
Investment trust funds and other	356	95	2	—	453

Total trading assets and private equity investments	8,034	6,685	241	—	14,960

Derivative assets(5)
Equity contracts	5	1,229	51	—	1,285
Interest rate contracts	11	28,688	126	—	28,825
Credit contracts	1	649	29	—	679
Foreign exchange contracts	0	6,886	21	—	6,907
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(36,325)	(36,325)

Total derivative assets	18	37,452	227	(36,325)	1,372

Subtotal	¥8,052	¥44,137	¥468	¥(36,325)	¥16,332

Loans and receivables(6)	—	277	26	—	303
Collateralized agreements(7)	—	1,099	—	—	1,099
Other assets
Non-trading debt securities	337	534	0	—	871
Other(2)(3)	426	122	57	—	605

Total	¥8,815	¥46,169	¥551	¥(36,325)	¥19,210

Liabilities:
Trading liabilities
Equities	¥1,108	¥29	¥0	¥—	¥1,137
Japanese government securities	1,746	—	—	—	1,746
Japanese agency and municipal securities	—	9	—	—	9
Foreign government, agency and municipal securities	2,203	747	—	—	2,950
Bank and corporate debt securities	—	519	3	—	522
Commercial mortgage-backed securities (“CMBS”)	—	0	—	—	0
Residential mortgage-backed securities (“RMBS”)	—	3	—	—	3
Collateralized debt obligations (“CDOs”) and other(4)	—	2	—	—	2
Investment trust funds and other	78	2	0	—	80

Total trading liabilities	5,135	1,311	3	—	6,449

Derivative liabilities(5)
Equity contracts	5	1,491	45	—	1,541
Interest rate contracts	8	28,380	109	—	28,497
Credit contracts	1	776	29	—	806
Foreign exchange contracts	0	6,624	30	—	6,654
Commodity contracts	8	0	—	—	8
Netting	—	—	—	(36,456)	(36,456)

Total derivative liabilities	22	37,271	213	(36,456)	1,050

Subtotal	¥5,157	¥38,582	¥216	¥(36,456)	¥7,499

Short-term borrowings(8)	¥1	¥309	¥21	¥—	¥331
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	571	—	—	571
Long-term borrowings(8)(10)(11)	105	2,265	331	—	2,701
Other liabilities(12)	150	111	2	—	263

Total	¥5,413	¥41,838	¥570	¥(36,456)	¥11,365

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2017
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,199	¥984	¥34	¥—	¥2,217
Private equity investments(3)	—	—	13	—	13
Japanese government securities	2,319	—	—	—	2,319
Japanese agency and municipal securities	—	174	1	—	175
Foreign government, agency and municipal securities	2,704	1,134	3	—	3,841
Bank and corporate debt securities and loans for trading purposes	—	1,178	108	—	1,286
Commercial mortgage-backed securities (“CMBS”)	—	10	1	—	11
Residential mortgage-backed securities (“RMBS”)	—	3,787	0	—	3,787
Real estate-backed securities	—	—	41	—	41
Collateralized debt obligations (“CDOs”) and other(4)	—	64	27	—	91
Investment trust funds and other	256	56	0	—	312

Total trading assets and private equity investments	6,478	7,387	228	—	14,093

Derivative assets(5)
Equity contracts	6	986	40	—	1,032
Interest rate contracts	10	15,293	88	—	15,391
Credit contracts	1	485	11	—	497
Foreign exchange contracts	0	6,399	39	—	6,438
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(22,322)	(22,322)

Total derivative assets	18	23,163	178	(22,322)	1,037

Subtotal	¥6,496	¥30,550	¥406	¥(22,322)	¥15,130

Loans and receivables(6)	0	473	66	—	539
Collateralized agreements(7)	—	1,084	5	—	1,089
Other assets
Non-trading debt securities	212	563	—	—	775
Other(2)(3)	571	109	163	—	843

Total	¥7,279	¥32,779	¥640	¥(22,322)	¥18,376

Liabilities:
Trading liabilities
Equities	¥1,000	¥273	¥1	¥—	¥1,274
Japanese government securities	2,182	—	—	—	2,182
Japanese agency and municipal securities	—	4	—	—	4
Foreign government, agency and municipal securities	2,634	627	—	—	3,261
Bank and corporate debt securities	—	503	—	—	503
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(4)	—	2	1	—	3
Investment trust funds and other	42	3	—	—	45

Total trading liabilities	5,858	1,412	2	—	7,272

Derivative liabilities(5)
Equity contracts	5	1,199	46	—	1,250
Interest rate contracts	5	15,084	110	—	15,199
Credit contracts	1	619	21	—	641
Foreign exchange contracts	0	6,080	16	—	6,096
Commodity contracts	4	0	—	—	4
Netting	—	—	—	(22,270)	(22,270)

Total derivative liabilities	15	22,982	193	(22,270)	920

Subtotal	¥5,873	¥24,394	¥195	¥(22,270)	¥8,192

Short-term borrowings(8)	¥—	¥331	¥70	¥—	¥401
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	537	3	—	540
Long-term borrowings(8)(10)(11)	109	2,036	410	—	2,555
Other liabilities(12)	351	105	1	—	457

Total	¥6,333	¥27,403	¥679	¥(22,270)	¥12,145

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)

In accordance with ASU 2015-07 “Disclosures for investments in certain entities that calculate net asset value per share (or Its Equivalents)” (“ASU2015-07”), certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

conform to the current year presentation. As of March 31, 2016 and March 31, 2017, the fair values of these investments which are included in “Trading assets and private equity investments” were ¥78 billion and ¥62 billion, respectively. As of March 31, 2016 and March 31, 2017, the fair values of these investments which are included in “Other assets— Others” were ¥4 billion and ¥8 billion, respectively.
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

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2016 and 2017. The fair value of unlisted equity securities is determined using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable. As a practical expedient, fund investments which do not have a readily determinable fair value are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Fund investments where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Fund investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

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

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. As of March 31, 2016 and March 31, 2017, the fair value of structured notes includes debit adjustments of ¥23 billion and ¥10 billion, respectively, to reflect Nomura’s own creditworthiness. The valuation methodology used to determine this adjustment was refined during the year ended March 31, 2016 by incorporating certain additional term features in Nomura’s credit spreads, which are a key valuation input used to determine the amount of the adjustment. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates, and etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2016 and 2017. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize the sensitivity of the fair value measurement for each type of financial instrument as a result of an increase in each unobservable valuation input and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value.

	March 31, 2016
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥ 34	DCF	Liquidity discounts	30.0 – 45.0%	41.7%	Lower fair value	Not applicable

Private equity investments	20	Market multiples	EV/EBITDA ratios Price/Book ratios Liquidity discounts	7.8 x 1.1 x 0.0 – 30.0%	7.8 x 1.1 x 22.9%	Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Foreign government, agency and municipal securities	4	DCF	Credit spreads	0.0 – 5.9%	1.3%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	107	DCF	Credit spreads Recovery rates	0.0 – 40.7% 0.0 – 97.0%	5.3% 68.6%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage-backed securities (“CMBS”)	17	DCF	Yields Loss severities	0.0 – 183.1% 0.0 – 20.0%	7.7% 10.0%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage-backed securities (“RMBS”)	9	DCF	Yields Prepayment rates Loss severities	0.0 – 17.4% 2.7 – 12.0% 4.5 – 60.6%	4.1% 9.0% 30.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	38	DCF	Yields Loss severities	4.0 – 165.1% 0.0 – 100.0%	25.3% 21.4%	Lower fair value Lower fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2016
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Collateralized debt obligations (“CDOs”) and other	10	DCF	Yields Prepayment rates Default probabilities Loss severities	10.8 – 25.0% 4.0 – 20.0% 2.0 – 5.5% 30.0 – 88.0%	21.1% 19.6% 2.6% 31.8%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Derivatives, net:
Equity contracts	¥ 6	Option models	Dividend yield Volatilities Correlations	0.0 – 13.7% 0.0 – 125.2% (0.74) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	17	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 3.3% 13.8 – 17.4% 31.9 – 83.0 bp (0.65) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	0	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 45.9% 0.0 – 90.0% 30.0 – 58.1% 0.26 – 0.87	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(9)	Option models	Volatilities	1.0 – 31.6%	—	Higher fair value	Not applicable

Loans and receivables	26	DCF	Credit spreads	0.0 – 16.8%	4.9%	Lower fair value	Not applicable

Other assets
Other(6)	57	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5% 1.0% 0.6 – 0.7% 30.0%	5.5% 1.0% 0.7% 30.0%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	4.0 – 13.5 x 3.7 – 31.5 x 0.0 – 5.6 x 20.0 – 30.0%	8.0 x 19.6 x 1.1 x 27.7%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥ 3	DCF	Credit spreads	0.9 – 10.3%	2.9%	Lower fair value	Not applicable

Short-term borrowings	21	DCF/ Option models	Volatilities	34.6%	—	Higher fair value	Not applicable

Long-term borrowings	331	DCF/ Option models	Volatilities Volatilities Correlations	13.8 – 34.6% 44.7 – 71.2 bp (0.57) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelations

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2017
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥ 34	DCF	Liquidity discounts	45.0 – 65.0%	57.7%	Lower fair value	Not applicable

Private equity investments	13	Market multiples	EV/EBITDA ratios Liquidity discounts	7.4x 30.0%	7.4x 30.0%	Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Foreign government, agency and municipal securities	3	DCF	Credit spreads	0.0 – 1.3%	0.9%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	108	DCF	Credit spreads Recovery rates	0.0 – 16.9% 0.0 – 97.0%	4.4% 38.0%	Lower fair value Higher fair value	No predictable interrelationship

Real estate-backed securities	41	DCF	Yields Loss severities	7.0 – 77.8% 0.0 – 35.2%	20.7% 15.8%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	27	DCF	Yields Prepayment rates Default probabilities Loss severities	5.0 – 18.0% 20.0% 1.0 – 2.0% 44.0 – 100.0%	11.9% 20.0% 2.0% 90.3%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Derivatives, net:
Equity contracts	¥ (6)	Option models	Dividend yield Volatilities Correlations	0.0 – 10.0% 3.0 – 70.0% (0.80) – 0.96	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(22)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 3.7% 12.4 – 15.7% 30.2 – 79.0 bp (0.55) – 0.99	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(10)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 17.0% 20.0 – 90.0% 16.2 – 83.0% 0.35 – 0.93	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	23	DCF/ Option models	Interest rates Volatilities Correlations	0.1 – 3.0% 1.0 – 27.5% 0.35 – 0.80	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2017
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Loans and receivables	66	DCF	Credit spreads	0.0 – 20.0%	2.1%	Lower fair value	Not applicable

Collateralized agreements	5	DCF	Repo rate	3.5%	3.5%	Lower fair value	Not applicable

Other assets
Other(6)	163	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.2 – 10.5% 1.0 – 2.5% 0.6 – 0.7% 0.0 – 30.0%	10.0% 2.4% 0.7% 2.7%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios EV/AUM Liquidity discounts	3.3 – 8.8x 6.7 – 59.2x 0.0 – 3.8x 1.5x 12.9 – 30.0%	7.0x 15.1x 1.1x 1.5x 27.3%	Higher fair value Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	70	DCF/ Option models	Volatilities Correlations	3.9 – 60. 1% (0.80) – 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Collateralized financing	3	DCF	Repo rate	2.2%	2.2%	Lower fair value	Not applicable

Long-term borrowings	410	DCF	Yields Prepayment rates Default probabilities Loss severities	9.2 – 13.0% 20.0% 2.0% 30.0%	11.3% 20.0% 2.0% 30.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

		DCF/ Option models	Volatilities Volatilities Correlations	3.9 – 60.1% 38.4 – 61.6 bp (0.80) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.
(4)	The impact of an increase in the significant unobservable input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.
(5)	Consideration of the interrelationships between significant unobservable inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.
(6)	Valuation technique(s) and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.
(7)	Certain changes to the presentation of previously reported amounts have been made to conform to the current year.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as volatilities can be higher when interest rates are at extremely low levels, and also because volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is relatively narrow with the lower end of the range arising from currencies that trade in narrow ranges versus the U.S. Dollar. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2016 and 2017. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2016 and 2017, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2016
	Balance as of April 1, 2015	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2016
Assets:
Trading assets and private equity investments
Equities	¥25	¥—	¥—	¥17	¥(7)	¥—	¥(1)	¥2	¥(2)	¥34
Private equity investments	39	14	—	—	(25)	—	(2)	—	(6)	20
Japanese agency and municipal securities	—	0	—	11	(11)	—	—	—	0	—
Foreign government, agency and municipal securities	3	0	—	21	(22)	—	0	3	(1)	4
Bank and corporate debt securities and loans for trading purposes	167	(9)	—	164	(243)	—	(9)	60	(23)	107
Commercial mortgage-backed securities (“CMBS”)	2	2	—	15	(3)	—	0	1	—	17
Residential mortgage-backed securities (“RMBS”)	1	0	—	1	(1)	—	0	8	—	9
Real estate-backed securities	13	0	—	35	(20)	—	(3)	13	—	38
Collateralized debt obligations (“CDOs”) and other	15	(8)	—	9	(14)	—	(1)	16	(7)	10
Investment trust funds and other	4	0	—	2	(1)	—	0	0	(3)	2

Total trading assets and private equity investments	269	(1)	—	275	(347)	—	(16)	103	(42)	241

Derivatives, net(4)
Equity contracts	(6)	11	—	—	—	(4)	0	1	4	6
Interest rate contracts	(22)	(17)	—	—	—	61	(3)	(1)	(1)	17
Credit contracts	4	(1)	—	—	—	(4)	0	(6)	7	0
Foreign exchange contracts	(5)	(14)	—	—	—	18	1	(3)	(6)	(9)
Commodity contracts	0	0	—	—	—	0	0	—	—	—

Total derivatives, net	(29)	(21)	—	—	—	71	(2)	(9)	4	14

Subtotal	¥240	¥(22)	¥—	¥275	¥(347)	¥71	¥(18)	¥94	¥(38)	¥255

Loans and receivables	¥15	¥(1)	¥—	¥7	¥(1)	¥—	¥(2)	¥8	¥—	¥26
Other assets
Non-trading debt securities	0	—	—	—	—	—	0	—	—	0
Other	53	6	0	3	(4)	—	(1)	0	0	57

Total	¥308	¥(17)	¥0	¥285	¥(352)	¥71	¥(21)	¥102	¥(38)	¥338

Liabilities:
Trading liabilities
Equities	¥3	¥(1)	¥—	¥1	¥(4)	¥—	¥0	¥1	¥(2)	¥0
Bank and corporate debt securities	0	(2)	—	1	0	—	0	1	(1)	3
Investment trust funds and other	—	0	—	—	—	—	0	0	—	0

Total trading liabilities	¥3	¥(3)	¥—	¥2	¥(4)	¥—	¥0	¥2	¥(3)	¥3

Short-term borrowings	1	(2)	—	27	(1)	—	0	9	(17)	21
Payables and deposits	0	0	—	0	0	—	0	—	—	0
Long-term borrowings	525	30	—	232	(412)	—	(7)	114	(91)	331
Other liabilities	—	(2)	—	0	0	—	0	0	0	2

Total	¥529	¥23	¥—	¥261	¥(417)	¥—	¥(7)	¥125	¥(111)	¥357

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2017
	Balance as of April 1, 2016	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2017
Assets:
Trading assets and private equity investments
Equities	¥34	¥(2)	¥—	¥11	¥(10)	¥—	¥(1)	¥9	¥(7)	¥34
Private equity investments	20	1	—	0	(5)	—	(2)	—	(1)	13
Japanese agency and municipal securities	—	0	—	1	0	—	—	0	—	1
Foreign government, agency and municipal securities	4	0	—	5	(7)	—	0	5	(4)	3
Bank and corporate debt securities and loans for trading purposes	107	2	—	97	(131)	—	(2)	62	(27)	108
Commercial mortgage-backed securities (“CMBS”)	17	0	—	—	(16)	—	0	0	0	1
Residential mortgage-backed securities (“RMBS”)	9	0	—	14	(20)	—	(2)	0	(1)	0
Real estate-backed securities	38	(4)	—	41	(34)	—	0	—	—	41
Collateralized debt obligations (“CDOs”) and other	10	(11)	—	76	(58)	—	1	16	(7)	27
Investment trust funds and other	2	1	—	0	(3)	—	0	0	0	0

Total trading assets and private equity investments	241	(13)	—	245	(284)	—	(6)	92	(47)	228

Derivatives, net(4)
Equity contracts	6	(16)	—	—	—	(7)	0	22	(11)	(6)
Interest rate contracts	17	24	—	—	—	(39)	0	(15)	(9)	(22)
Credit contracts	0	0	—	—	—	(5)	(1)	(4)	0	(10)
Foreign exchange contracts	(9)	9	—	—	—	14	1	4	4	23
Commodity contracts	—	0	—	—	—	0	0	—	—	—

Total derivatives, net	14	17	—	—	—	(37)	0	7	(16)	(15)

Subtotal	¥255	¥4	¥—	¥245	¥(284)	¥(37)	¥(6)	¥99	¥(63)	¥213

Loans and receivables	¥26	¥(1)	¥—	¥47	¥(16)	¥—	¥1	¥14	¥(5)	¥66
Collateralized agreements	—	0	—	—	—	—	0	5	—	5
Other assets
Non-trading debt securities	0	0	—	—	0	—	0	—	—	—
Other	57	(5)	0	108	(4)	—	10	7	(10)	163

Total	¥338	¥(2)	¥0	¥400	¥(304)	¥(37)	¥5	¥125	¥(78)	¥447

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥4	¥(3)	¥—	¥0	¥3	¥(3)	¥1
Bank and corporate debt securities	3	0	—	0	(1)	—	0	0	(2)	0
Collateralized debt obligations (“CDOs”) and other	—	0	—	4	(3)	—	0	—	0	1
Investment trust funds and other	0	0	—	0	0	—	0	—	0	0

Total trading liabilities	¥3	¥0	¥—	¥8	¥(7)	¥0	¥0	¥3	¥(5)	¥2

Short-term borrowings	21	0	0	87	(38)	—	(3)	7	(4)	70
Payables and deposits	0	0	—	0	0	—	—	—	0	0
Collateralized financing	—	—	—	3	—	—	—	—	—	3
Long-term borrowings	331	9	(4)	190	(113)	—	0	132	(125)	410
Other liabilities	2	0	—	1	(1)	(2)	0	1	0	1

Total	¥357	¥9	¥(4)	¥289	¥(159)	¥(2)	¥(3)	¥143	¥(134)	¥486

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the year are excluded from the table.
(4)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(5)	In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2016 and 2017, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2016	2017
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥0	¥(1)
Private equity investments	6	1
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(8)	0
Commercial mortgage-backed securities (“CMBS”)	4	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	0	(1)
Collateralized debt obligations (“CDOs”) and other	(4)	(3)
Investment trust funds and other	0	0

Total trading assets and private equity investments	(2)	(4)

Derivatives, net(2)
Equity contracts	4	(8)
Interest rate contracts	14	(12)
Credit contracts	(4)	0
Foreign exchange contracts	(9)	6
Commodity contracts	—	0

Total derivatives, net	5	(14)

Subtotal	¥3	¥(18)

Loans and receivables	(1)	1
Collateralized agreements	—	0
Other assets
Non-trading debt securities	0	0
Other	4	(4)

Total	¥6	¥(21)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2016	2017
	Unrealized gains / (losses)(1)
Liabilities:
Trading liabilities
Equities	¥0	¥(1)
Bank and corporate debt securities	(2)	1
Collateralized debt obligations (“CDOs”) and other	—	0
Investment trust funds and other	0	—

Total trading liabilities	¥(2)	¥0

Short-term borrowings	(2)	0
Payables and deposits	1	0
Long-term borrowings	33	(4)
Other liabilities	(2)	0

Total	¥28	¥(4)

(1)	Includes gains and losses reported within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(3)	In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2017, a total of ¥464 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥423 billion of equities reported within Trading assets and private equity investments—Equities, which were transferred because the observable markets in which these instruments were traded became less active. This also comprised ¥40 billion of Investment trust funds and other, which were transferred because the observable markets in which these instruments were traded became less active. During the same period, a total of ¥466 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥452 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became less active. This also comprised ¥14 billion of short sales of Investment trust funds and other, which were transferred because the observable markets in which these instruments were traded became less active.

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

During the year ended March 31, 2017, a total of ¥550 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥387 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥143 billion of Other assets Other and ¥13 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became more active. During the same period, a total of ¥483 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥341 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥141 billion of Other liabilities which were transferred because the observable markets in which these instruments were traded became more active.

Transfers out of Level 3

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

During the year ended March 31, 2017, a total of ¥62 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥27 billion of Bank and corporate debt securities and

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loans for trading purposes, which were transferred because certain credit spreads and recovery rates became observable or less significant. During the same period, a total of ¥134 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥125 billion of Long term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2017, the total amount of ¥16 billion of net derivative assets were transferred out of Level 3. This comprised primarily ¥11 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable or less significant.

Transfers into Level 3

During the year ended March 31, 2016, a total of ¥111 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥60 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable, ¥13 billion of Real estate-backed securities which were transferred because certain yield and loss severity valuation inputs became unobservable and ¥16 billion of Collateralized debt obligations (“CDOs”) and other, which were transferred because certain yield, prepayment rate, default probability and loss severity valuation inputs became unobservable. The amount of gains and losses on these transfer reported in Bank and corporate debt securities and loans for trading purposes, Real estate-backed securities and Collateralized debt obligations (“CDOs”) and other which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥125 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥114 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2016, a total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was also not significant.

During the year ended March 31, 2017, a total of ¥118 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥62 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant, ¥16 billion of Collateralized debt obligations (“CDOs”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became unobservable or more significant and ¥14 billion of Loans and receivables which were transferred because certain credit Spreads became unobservable or more significant. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes, Collateralized debt obligations (“CDOs”) and other and Loans and receivables were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥143 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥132 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2017, a total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the quarter when the transfer into Level 3 occurred was also not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts fromNAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2016 and 2017. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2016
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥56	¥0	Monthly	Same day-90 days
Venture capital funds	2	1	—	—
Private equity funds	23	18	—	—
Real estate funds	1	—	—	—

Total	¥82	¥19

	Billions of yen
	March 31, 2017
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥37	¥0	Monthly	Same day-90 days
Venture capital funds	3	1	—	—
Private equity funds	26	14	—	—
Real estate funds	4	—	—	—

Total	¥70	¥15

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.
(4)	In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

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

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2015, 2016 and 2017.

	Billions of yen
	Year ended March 31
	2015	2016	2017
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥1	¥1
Private equity investments	1	1	0
Loans and receivables	4	5	1
Collateralized agreements(3)	4	2	6
Other assets(2)	6	(22)	10

Total	¥15	¥(13)	¥18

Liabilities:
Short-term borrowings(4)	¥11	¥14	¥(42)
Collateralized financing(3)	(2)	6	(1)
Long-term borrowings(4)(5)	(7)	79	7
Other liabilities(6)	0	(2)	0

Total	¥2	¥97	¥(36)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

Nomura carried its investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) at fair value through election of the fair value option. Nomura held 37.1% of the common stock as of March 31, 2015, 36.9% as of March 31, 2016. This investment was reported within Other assets—Other in the consolidated balance sheets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On October 1, 2016, Ashikaga Holdings merged with Joyo Bank, Ltd. through a share exchange and created Mebuki Financial Group, Inc. As a result, Nomura does not have significant influence over Mebuki Financial Group, Inc. Nomura’s investment in the common stock of Mebuki Financial Group, Inc. continues to be carried at fair value after the share exchange.

In May 2016, Nomura completed the purchase of a non-controlling stake in the common stock of American Century Companies, Inc. (“American Century”). As of March 31, 2017, Nomura held an economic interest of 39.70% in American Century. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

See Note 19 “Affiliated companies and other equity-method investees” for further information regarding significant affiliated companies of Nomura, including those elected for the fair value option.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques using a rate which incorporates observable changes in its credit spread.

Changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were decrease of ¥2 billion for the year ended March 31, 2015, mainly due to the widening of Nomura’s credit spread. Changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were decrease of ¥23 billion for the year ended March 31, 2016, mainly due to the widening of Nomura’s credit spread. Changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were increase of ¥15 billion for the year ended March 31, 2017, mainly due to the tightening of Nomura’s credit spread. These changes in the fair value are reported in other comprehensive income from the year ended March 31, 2017.

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

As of March 31, 2017, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥0 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥41 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 20% of total assets as of March 31, 2016 and 15% as of March 31, 2017.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2016 and 2017. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2016
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,188	¥2,445	¥2,197	¥418	¥8,248

	Billions of yen
	March 31, 2017
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,494	¥2,047	¥1,315	¥479	¥6,335

(1)	Other than above, there were ¥577 billion and ¥544 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2016 and 2017, respectively. These securities are primarily Japanese government, agency and municipal securities.

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

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is generally estimated in the same way as other loans carried at fair value on a recurring basis . Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is generally estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified in Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,476	¥3,476	¥3,476	¥—	¥—
Time deposits	197	197	—	197	—
Deposits with stock exchanges and other segregated cash	226	226	—	226	—
Loans receivable(2)	1,605	1,605	—	1,180	425
Securities purchased under agreements to resell	9,205	9,205	—	9,205	—
Securities borrowed	5,872	5,872	—	5,872	—

Total	¥20,581	¥20,581	¥3,476	¥16,680	¥425

Liabilities:
Short-term borrowings	¥663	¥663	¥1	¥641	¥21
Deposits received at banks	2,223	2,223	—	2,223	0
Securities sold under agreements to repurchase	14,192	14,192	—	14,192	—
Securities loaned	1,937	1,936	—	1,936	—
Long-term borrowings	8,130	8,128	104	7,692	332

Total	¥27,145	¥27,142	¥105	¥26,684	¥353

	Billions of yen
	March 31, 2017(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,537	¥2,537	¥2,537	¥—	¥—
Time deposits	208	208	—	208	—
Deposits with stock exchanges and other segregated cash	227	227	—	227	—
Loans receivable(2)	1,874	1,875	—	1,405	470
Securities purchased under agreements to resell	11,457	11,457	—	11,452	5
Securities borrowed	7,273	7,272	—	7,272	—

Total	¥23,576	¥23,576	¥2,537	¥20,564	¥475

Liabilities:
Short-term borrowings	¥543	¥543	¥—	¥473	¥70
Deposits received at banks	1,133	1,133	—	1,132	1
Securities sold under agreements to repurchase	17,096	17,096	—	17,093	3
Securities loaned	1,627	1,626	—	1,626	—
Long-term borrowings	7,195	7,218	109	6,697	412

Total	¥27,594	¥27,616	¥109	¥27,021	¥486

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the estimated fair value of liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary, see Note 9 “Other assets—Other / Other liabilities” in our consolidated financial statements included in this annual report.

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

As of March 31, 2017, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.

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

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2016 and 2017. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2016
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥35,166	¥(33,104)	¥(1,560)	¥502

	Billions of yen
	March 31, 2017
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥21,829	¥(19,905)	¥(1,590)	¥334

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2016 and 2017 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

		Billions of yen
		March 31, 2016
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥34,479	¥1,285	¥1,541
Interest rate contracts	2,256,401	28,765	28,494
Credit contracts	47,262	679	806
Foreign exchange contracts	343,565	6,900	6,650
Commodity contracts	10,421	1	8

Total	¥2,692,128	¥37,630	¥37,499

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,506	¥60	¥—
Foreign exchange contracts	393	7	4

Total	¥1,899	¥67	¥4

Total derivatives	¥2,694,027	¥37,697	¥37,503

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		March 31, 2017
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥35,732	¥1,032	¥1,250
Interest rate contracts	2,656,681	15,355	15,193
Credit contracts	38,735	497	641
Foreign exchange contracts	369,421	6,437	6,093
Commodity contracts	2,229	1	4

Total	¥3,102,798	¥23,322	¥23,181

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,338	¥36	¥—
Foreign exchange contracts	417	1	3

Total	¥1,755	¥37	¥3

Total derivatives	¥3,104,553	¥23,359	¥23,184

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2016 and 2017, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

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

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets as of March 31, 2016 and 2017 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2016		March 31, 2017(6)
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥945	¥1,126	¥808	¥916
Exchange-traded	340	415	224	334
Interest rate contracts
OTC settled bilaterally	11,372	11,102	7,777	7,381
OTC centrally-cleared	17,442	17,387	7,603	7,807
Exchange-traded	11	5	11	5
Credit contracts
OTC settled bilaterally	577	709	376	512
OTC centrally-cleared	101	96	120	128
Exchange-traded	1	1	1	1
Foreign exchange contracts
OTC settled bilaterally	6,888	6,639	6,354	5,992
OTC centrally-cleared	19	15	84	104
Exchange-traded	—	—	—	—
Commodity contracts
OTC settled bilaterally	—	6	—	3
Exchange-traded	1	2	1	1

Total gross derivative balances(2)	¥37,697	¥37,503	¥23,359	¥23,184

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen		Billions of yen
	March 31, 2016		March 31, 2017(6)
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Less: Amounts offset in the consolidated balance sheets(3)	(36,325)	(36,456)	(22,322)	(22,270)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,372	¥1,047	¥1,037	¥914
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	¥(457)	¥(59)	¥(187)	¥(110)
Cash collateral	—	(7)	—	—

Net amount	¥915	¥981	¥850	¥804

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2016, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥203 billion and ¥326 billion, respectively. As of March 31, 2017, the gross balance of such derivative assets and derivative liabilities was ¥136 billion and ¥267 billion, respectively.
(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2016, Nomura offset a total of ¥1,885 billion of cash collateral receivables against net derivative liabilities and ¥1,754 billion of cash collateral payables against net derivative assets. As of March 31, 2017, Nomura offset a total of ¥1,642 billion of cash collateral receivables against net derivative liabilities and ¥1,694 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2016, a total of ¥298 billion of cash collateral receivables and ¥466 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2017, a total of ¥197 billion of cash collateral receivables and ¥484 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.
(6)	During the year ended March 31, 2017, the rules of a specific central clearing house were amended such that daily variation margin payments and receipts against specific types of derivative now legally represent partial settlement of the derivative rather than margin. These payments and receipts are accounted for as partial settlement of the derivative rather than cash collateral. While there was no impact on the amounts reported in the consolidated balance sheet as of March 31, 2017, lower gross derivative balances and equivalent lower amounts offset in the consolidated balance sheets are included in the above table at such date as a result of this change.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts recognized in the consolidated statements of income for the years ended March 31, 2015, 2016, 2017 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2015	2016	2017
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(9)	¥372	¥65
Interest rate contracts	(105)	(142)	180
Credit contracts	11	92	(45)
Foreign exchange contracts	(17)	134	(284)
Commodity contracts	(2)	(73)	36

Total	¥(122)	¥383	¥(48)

(1)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2015, 2016 and 2017, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts recognized in the consolidated statements of income for the years ended March 31, 2015, 2016 and 2017 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2015	2016	2017
Derivatives designated as hedging instruments:
Interest rate contracts	¥29	¥26	¥(8)
Foreign exchange contracts	(1)	8	2

Total	¥28	¥34	¥(6)

Hedged items:
Long-term borrowings	¥(29)	¥(26)	¥8
Non-trading debt securities	1	(8)	(2)

Total	¥(28)	¥(34)	¥6

Net investment hedges

Nomura designates foreign currency forwards as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to the instrument. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges recognized in the consolidated statements of comprehensive income for the years ended March 31, 2015, 2016 and 2017.

	Billions of yen
	Year ended March 31
	2015	2016	2017
Hedging instruments:
Foreign exchange contracts	¥7	¥7	¥6

Total	¥7	¥7	¥6

(1)	The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2015, 2016 and 2017.

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

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2017, was ¥474 billion with related collateral pledged of ¥387 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2017, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥7 billion.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) /Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥131	¥15,609	¥3,658	¥5,292	¥5,252	¥1,407	¥12,796
Credit default indices	52	5,797	918	1,623	2,505	751	4,295
Other credit risk related portfolio products	12	355	71	248	24	12	209
Credit risk related options and swaptions	0	67	—	—	67	—	67

Total	¥195	¥21,828	¥4,647	¥7,163	¥7,848	¥2,170	¥17,367

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2017
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) /Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(17)	¥12,029	¥2,908	¥4,497	¥3,414	¥1,210	¥9,536
Credit default indices	(26)	5,130	697	1,558	2,188	687	3,265
Other credit risk related portfolio products	5	445	166	253	19	7	312
Credit risk related options and swaptions	—	—	—	—	—	—	—

Total	¥(38)	¥17,604	¥3,771	¥6,308	¥5,621	¥1,904	¥13,113

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

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

	Billions of yen
	March 31, 2016
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,230	¥1,305	¥4,407	¥5,428	¥2,243	¥996	¥15,609
Credit default indices	178	15	4,249	939	224	192	5,797
Other credit risk related portfolio products	19	—	1	3	1	331	355
Credit risk related options and swaptions	—	—	—	67	—	—	67

Total	¥1,427	¥1,320	¥8,657	¥6,437	¥2,468	¥1,519	¥21,828

	Billions of yen
	March 31, 2017
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥843	¥1,186	¥3,658	¥4,211	¥1,486	¥645	¥12,029
Credit default indices	171	27	3,284	1,017	474	157	5,130
Other credit risk related portfolio products	19	—	1	3	119	303	445
Credit risk related options and swaptions	—	—	—	—	—	—	—

Total	¥1,033	¥1,213	¥6,943	¥5,231	¥2,079	¥1,105	¥17,604

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

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

As of March 31, 2017 there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2016 and 2017, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2017
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥30,116	¥7,422	¥35,755	¥2,248
Less: Amounts offset in the consolidated balance sheets(2)	(18,659)	(173)	(18,659)	(173)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥11,457	¥7,249	¥17,096	¥2,075

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(9,251)	(5,499)	(13,328)	(1,666)
Cash collateral	(73)	—	(18)	—

Net amount	¥2,133	¥1,750	¥3,750	¥409

(1)	Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2016, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥940 billion and ¥2,176 billion, respectively. As of March 31, 2016, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,162 billion and ¥186 billion, respectively. As of March 31, 2017, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥881 billion and ¥2,596 billion, respectively. As of March 31, 2017, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,494 billion and ¥205 billion, respectively.
(2)	Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.
(3)	Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.
(4)	Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2017. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2017
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥15,225	¥17,257	¥1,550	¥1,228	¥495	¥35,755
Securities lending transactions	1,399	463	206	168	12	2,248

Total gross recognized liabilities(2)	¥16,624	¥17,720	¥1,756	¥1,396	¥507	¥38,003

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)	Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2017. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2017
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥108	¥1,935	¥2,043
Japanese government, agency and municipal securities	987	173	1,160
Foreign government, agency and municipal securities	28,197	54	28,251
Bank and corporate debt securities	1,717	16	1,733
Commercial mortgage-backed securities (“CMBS”)	1	—	1
Residential mortgage-backed securities (“RMBS”)(1)	4,666	—	4,666
Collateralized debt obligations (“CDOs”) and other	70	—	70
Investment trust funds and other	9	70	79

Total gross recognized liabilities(2)	¥35,755	¥2,248	¥38,003

(1)	Includes ¥4,548 billion of U.S. government sponsored agency mortgage pass-through securities and collateralized mortgage obligations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2016 and 2017.

	Billions of yen
	March 31
	2016	2017
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥40,714	¥45,821
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	34,172	39,119

Collateral pledged by Nomura

Nomura pledges firm-owned securities to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Trading assets:
Equities and convertible securities	¥104,642	¥206,640
Government and government agency securities	731,430	1,062,008
Bank and corporate debt securities	68,029	137,328
Commercial mortgage-backed securities (“CMBS”)	6,031	—
Residential mortgage-backed securities (“RMBS”)	2,684,186	3,426,205
Collateralized debt obligations (“CDOs”) and other(1)	32,348	18,676
Investment trust funds and other	78,158	8,976

	¥3,704,824	¥4,859,833

Deposits with stock exchanges and other segregated cash	¥2,000	¥—
Non-trading debt securities	24,057	23,744
Investments in and advances to affiliated companies	¥32,907	¥29,336

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Loans and receivables	¥249	¥4,268
Trading assets	1,755,260	1,580,765
Office buildings, land, equipment and facilities	5,355	12,635
Non-trading debt securities	191,545	222,970
Other	30	25

	¥1,952,439	¥1,820,663

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 10 “Borrowings” for further information regarding trading balances of secured borrowings.

5. Non-trading securities:

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Japanese government, agency and municipal securities	¥93,982	¥5,708	¥440	¥99,250
Foreign government, agency and municipal securities	32,901	3,394	261	36,034
Corporate bonds	119,728	9,022	712	128,038
Equity securities	42,132	24,101	233	66,000

Total	¥288,743	¥42,225	¥1,646	¥329,322

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2017
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Japanese government, agency and municipal securities	¥89,851	¥3,953	¥585	¥93,219
Foreign government, agency and municipal securities	¥25,326	¥2,434	¥198	¥27,562
Corporate bonds	117,140	6,942	930	123,152
Equity securities	42,947	21,826	22	64,751

Total	¥275,264	¥35,155	¥1,735	¥308,684

For the year ended March 31, 2016, non-trading securities of ¥63,752 million were disposed of resulting in ¥3,841 million of realized gains and ¥631 million of realized losses. Total proceeds received from these disposals were ¥66,962 million. For the year ended March 31, 2017, non-trading securities of ¥63,100 million were disposed of resulting in ¥4,696 million of realized gains and ¥1,304 million of realized losses. Total proceeds received from these disposals were ¥66,492 million. Related gains and losses were computed using the average method. There were no transfers of non-trading securities to trading assets for the year ended March 31, 2016 and 2017.

The following table presents an analysis of the fair value of non-trading debt securities by residual contractual maturity as of March 31, 2017. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2017
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥243,933	¥43,950	¥120,059	¥59,020	¥20,904

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese government, agency and municipal securities	¥12,835	¥437	¥13,673	¥3	¥26,508	¥440
Foreign government, agency and municipal securities	6,911	261	—	—	6,911	261
Corporate bonds	20,471	712	—	—	20,471	712
Equity securities	4,113	233	—	—	4,113	233

Total	¥44,330	¥1,643	¥13,673	¥3	¥58,003	¥1,646

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2017
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese government, agency and municipal securities	¥27,318	¥585	¥0	¥0	¥27,318	¥585
Foreign government, agency and municipal securities	3,366	198	—	—	3,366	198
Corporate bonds	28,398	930	—	—	28,398	930
Equity securities	1,394	22	—	—	1,394	22

Total	¥60,476	¥1,735	¥0	¥0	¥60,476	¥1,735

As of March 31, 2016, the total number of non-trading securities in unrealized loss positions was 52. As of March 31, 2017, the total number of non-trading securities in unrealized loss positions was 41.

For the year ended March 31, 2016, other-than-temporary impairment losses recognized for non-trading equity securities and reported within Revenue—Other were ¥486 million. For the year ended March 31, 2016, credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was not significant.

For the year ended March 31, 2016, the non-credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities and reported within Other comprehensive income (loss) were ¥(28) million. Other gross unrealized losses of non-trading securities were considered temporary.

For the year ended March 31, 2017, other-than-temporary impairment losses recognized for non-trading equity securities and reported within Revenue—Other were ¥1,080 million. For the year ended March 31, 2017, credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was ¥226 million.

For the year ended March 31, 2017, the non-credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities and reported within Other comprehensive income (loss) were not significant. Other gross unrealized losses of non-trading securities were considered temporary.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2016 and 2017, Nomura received cash proceeds from SPEs in new securitizations of ¥382 billion and ¥187 billion, respectively, and the associated gain (loss) on sale was not significant. For the years ended March 31, 2016 and 2017, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,867 billion and ¥2,574 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,412 billion and ¥1,833 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥6,533 billion and ¥5,364 billion as of March 31, 2016 and 2017, respectively. Nomura’s retained interests were ¥200 billion and ¥308 billion as of March 31, 2016 and 2017, respectively. For the years ended March 31, 2016 and 2017, Nomura received cash flows of ¥51 billion and ¥94 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥2 billion and ¥2 billion as of March 31, 2016 and 2017, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2016 and 2017.

	Billions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥197	¥—	¥197	¥197	¥—
Bank and corporate debt securities	—	—	0	0	—	0
CMBS and RMBS	—	3	0	3	0	3

Total	¥—	¥200	¥0	¥200	¥197	¥3

	Billions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥308	¥—	¥308	¥308	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	0	0	—	0

Total	¥—	¥308	¥0	¥308	¥308	¥0

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions as of March 31, 2016 and 2017.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2016	2017
Fair value of retained interests(1)	¥171	¥285
Weighted-average life (Years)	5.4	7.3
Constant prepayment rate	5.4%	2.8%
Impact of 10% adverse change	(1.4)	(1.5)
Impact of 20% adverse change	(2.4)	(3.0)
Discount rate	2.4%	3.4%
Impact of 10% adverse change	(0.9)	(1.7)
Impact of 20% adverse change	(1.6)	(3.3)

(1)	The sensitivity analysis covers the material retained interests held of ¥171 billion out of ¥200 billion as of March 31, 2016 and ¥285 billion out of ¥308 billion as of March 31, 2017. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

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

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2016 and 2017. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2016	2017
Assets
Trading assets
Equities	¥22	¥6
Debt securities	24	20
CMBS and RMBS	20	7
Loans	—	3

Total	¥66	¥36

Liabilities
Long-term borrowings	¥127	¥36

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

As a result of adopting ASU 2015-02 as of April 1, 2016, certain investment funds are now consolidated and included in the balance of March 31, 2017. See Note 1 “Summary of accounting policies” for further information about the adoption of ASU 2015-02.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2016 and 2017. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2016	2017
Consolidated VIE assets
Cash and cash equivalents	¥3	¥4
Trading assets
Equities	530	679
Debt securities	756	682
CMBS and RMBS	22	11
Investment trust funds and other	—	11
Derivatives	1	15
Private equity investments	1	2
Office buildings, land, equipment and facilities	3	15
Other	7	44

Total	¥1,323	¥1,463

Consolidated VIE liabilities
Trading liabilities
Derivatives	3	18
Borrowings
Short-term borrowings	65	103
Long-term borrowings	744	851
Other	2	2

Total	¥814	¥974

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2016 and 2017. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2016
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥87	¥—	¥87
Debt securities	118	—	118
CMBS and RMBS	3,067	—	3,067
Investment trust funds and other	413	—	413
Derivatives	0	—	2
Private equity investments	14	—	14
Loans	423	—	423
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	42

Total	¥4,126	¥—	¥4,170

	Billions of yen
	March 31, 2017
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥65	¥—	¥65
Debt securities	109	—	109
CMBS and RMBS	3,754	—	3,754
Investment trust funds and other	146	—	146
Derivatives	0	—	2
Private equity investments	24	—	24
Loans	388	—	388
Other	10	—	10
Commitments to extend credit and other guarantees	—	—	59

Total	¥4,496	¥—	¥4,557

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2016, and 2017 by portfolio segment.

	Millions of yen
	March 31, 2016
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥364,976	¥—	¥364,976
Short-term secured margin loans	377,437	—	377,437
Inter-bank money market loans	9,751	—	9,751
Corporate loans	551,673	301,766	853,439

Total loans receivable	¥1,303,837	¥301,766	¥1,605,603

Advances to affiliated companies	300	—	300

Total	¥1,304,137	¥301,766	¥1,605,903

	Millions of yen
	March 31, 2017
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥386,127	¥—	¥386,127
Short-term secured margin loans	358,572	—	358,572
Inter-bank money market loans	1,040	—	1,040
Corporate loans	592,425	537,664	1,130,089

Total loans receivable	¥1,338,164	¥537,664	¥1,875,828

Advances to affiliated companies	300	—	300

Total	¥1,338,464	¥537,664	¥1,876,128

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

The amount of significant purchases of corporate loans during the year ended March 31, 2016 was ¥124,161 million. There were no significant sales of corporate loans during the year ended March 31, 2016. During the same period, there were no significant reclassifications of loans receivable to Trading assets.

There were no significant purchases nor sales of corporate loans during the year ended March 31, 2017. During the same period, there were no significant reclassifications of loans receivable to Trading assets.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present changes in the total allowance for credit losses for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen
	Year ended March 31, 2015
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥678	¥87	¥—	¥82	¥1	¥848	¥2,161	¥3,009
Provision for credit losses	61	53	—	(3)	0	111	254	365
Charge-offs	—	—	—	—	—	—	(189)	(189)
Other(1)	—	2	—	0	—	2	66	68

Ending balance	¥739	¥142	¥—	¥79	¥1	¥961	¥2,292	¥3,253

	Millions of yen
	Year ended March 31, 2016
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥739	¥142	¥—	¥79	¥1	¥961	¥2,292	¥3,253
Provision for credit losses	173	(75)	7	(71)	(1)	33	287	320
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	(1)	—	0	—	(1)	(95)	(96)

Ending balance	¥912	¥66	¥7	¥8	¥0	¥993	¥2,484	¥3,477

	Millions of yen
	Year ended March 31, 2017
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥912	¥66	¥7	¥8	¥0	¥993	¥2,484	¥3,477
Provision for credit losses	72	5	(7)	465	—	535	(12)	523
Charge-offs	(16)	(5)	—	—	0	(21)	—	(21)
Other(1)	—	(66)	—	0	—	(66)	(362)	(428)

Ending balance	¥968	¥—	¥—	¥473	¥0	¥1,441	¥2,110	¥3,551

(1)	Includes the effect of foreign exchange movements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥—	¥—	¥7	¥—	¥7
Evaluated collectively	912	66	7	1	0	986

Total allowance for credit losses	¥912	¥66	¥7	¥8	¥0	¥993

Loans by impairment methodology
Evaluated individually	¥4,513	¥139,183	¥1,371	¥543,050	¥—	¥688,117
Evaluated collectively	360,463	238,254	8,380	8,623	300	616,020

Total loans	¥364,976	¥377,437	¥9,751	¥551,673	¥300	¥1,304,137

	Millions of yen
	March 31, 2017
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥1	¥—	¥—	¥446	¥—	¥447
Evaluated collectively	967	—	—	27	0	994

Total allowance for credit losses	¥968	¥—	¥—	¥473	¥0	¥1,441

Loans by impairment methodology
Evaluated individually	¥4,722	¥164,084	¥1,040	¥579,290	¥—	¥749,136
Evaluated collectively	381,405	194,488	—	13,135	300	589,328

Total loans	¥386,127	¥358,572	¥1,040	¥592,425	¥300	¥1,338,464

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

As of March 31, 2016, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due with accruing interests was not significant.

As of March 31, 2017, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due with accruing interests was not significant.

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

As of March 31, 2016, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amounts of recorded investment, the total unpaid principal balance and the related allowance were not significant.

As of March 31, 2017, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance were not significant.

The amount of TDRs which occurred during the years ended March 31, 2016 and 2017 was not significant.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥125,371	¥75,853	¥0	¥39,281	¥240,505
Unsecured loans at banks	122,411	2,059	1	—	124,471
Short-term secured margin loans	—	—	—	377,437	377,437
Secured inter-bank money market loans	—	—	—	—	—
Unsecured inter-bank money market loans	9,751	—	—	—	9,751
Secured corporate loans	268,206	264,323	3,974	4,119	540,622
Unsecured corporate loans	2,957	1,123	—	6,971	11,051
Advances to affiliated companies	300	—	—	—	300

Total	¥528,996	¥343,358	¥3,975	¥427,808	¥1,304,137

	Millions of yen
	March 31, 2017
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥124,997	¥89,022	¥—	¥36,406	¥250,425
Unsecured loans at banks	134,141	1,559	1	1	135,702
Short-term secured margin loans	—	—	—	358,574	358,574
Secured inter-bank money market loans	—	—	—	—	—
Unsecured inter-bank money market loans	1,040	—	—	—	1,040
Secured corporate loans	286,384	287,469	—	5,702	579,555
Unsecured corporate loans	1,859	284	—	10,727	12,870
Advances to affiliated companies	300	—	—	—	300

Total	¥548,721	¥378,334	¥1	¥411,410	¥1,338,466

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

The following table below presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA’.

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range’.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rating Range	Definition
BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range’.

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range’.

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range’.

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default—more than that of “B range”.

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016			2017
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,093	¥(1,502)	¥1,591	¥3,090	¥(1,612)	¥1,478
Aircraft	4,655	(1,177)	3,478	15,110	(56)	15,054

Total	¥7,748	¥(2,679)	¥5,069	¥18,200	¥(1,668)	¥16,532

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥1,659 million, ¥1,229 million and ¥717 million for the years ended March 31, 2015, 2016 and 2017, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancellable operating leases as of March 31, 2017 were ¥15,502 million and these future minimum lease payments to be received are scheduled as below:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥15,502	¥1,483	¥1,480	¥1,480	¥1,480	¥1,480	¥8,099

Nomura as lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities in Japan and overseas under noncancellable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2015, 2016 and 2017 were ¥47,217 million, ¥49,000 million and ¥42,919 million, respectively.

The following table presents the future minimum lease payments under noncancellable operating leases with remaining terms exceeding one year as of March 31, 2017:

Millions of yen
March 31
2017
Total minimum lease payments	¥127,818
Less: Sublease rental income	(13,046)

Net minimum lease payments	¥114,772

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments above are scheduled as below as of March 31, 2017:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥127,818	¥17,075	¥15,102	¥11,852	¥10,058	¥7,877	¥65,854

Nomura leases certain equipment and facilities in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amounts of capital lease assets as of March 31, 2016 and 2017 were ¥31,030 million and ¥27,067 million, respectively and accumulated depreciations on such capital lease assets as of March 31, 2016 and 2017 were ¥6,784 million and ¥7,225 million, respectively.

The following table presents the future minimum lease payments under capital leases as of March 31, 2017:

Millions of yen
March 31
2017
Total minimum lease payments	¥46,579
Less: Amount representing interest	(26,890)

Present value of net lease payments	¥19,689

The future minimum lease payments above are scheduled as below as of March 31, 2017:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥46,579	¥3,666	¥3,502	¥3,583	¥3,638	¥3,641	¥28,549

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Other assets—Other:
Securities received as collateral	¥318,112	¥447,272
Goodwill and other intangible assets	110,532	104,821
Deferred tax assets	36,130	21,825
Investments in equity securities for other than operating purposes(1)	130,357	245,600
Prepaid expenses	30,997	10,699
Other	348,383	338,589

Total	¥974,511	¥1,168,806

Other liabilities:
Obligation to return securities received as collateral	¥318,112	¥447,272
Accrued income taxes	32,947	24,213
Other accrued expenses and provisions	389,338	397,605
Other(2)	460,250	439,420

Total	¥1,200,647	¥1,308,510

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments were comprised of listed equity securities and unlisted equity securities of ¥109,887 million and ¥20,470 million respectively, as of March 31, 2016, and ¥117,476 million and ¥128,124 million respectively, as of March 31, 2017. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of income.
(2)	Includes liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary. As of March 31, 2016 and 2017, carrying values were ¥242,496 million and ¥224,418 million, respectively, and estimated fair values were ¥244,246 million and ¥225,563 million, respectively. Fair value was estimated using DCF valuation techniques and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2016 and 2017.

	Millions of yen
	Year ended March 31, 2016
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥97,529	¥(11,817)	¥85,712	¥—	¥(5,419)	¥92,110	¥(11,817)	¥80,293
Other	6,612	(6,134)	478	—	(8)	470	—	470

Total	¥104,141	¥(17,951)	¥86,190	¥—	¥(5,427)	¥92,580	¥(11,817)	¥80,763

	Millions of yen
	Year ended March 31, 2017
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥92,110	¥(11,817)	¥80,293	¥—	¥(357)	¥91,753	¥(11,817)	¥79,936
Other	470	—	470	—	1	471	—	471

Total	¥92,580	¥(11,817)	¥80,763	¥—	¥(356)	¥92,224	¥(11,817)	¥80,407

(1)	Includes currency translation adjustments.

The following table presents finite-lived intangible assets by type as of March 31, 2016 and 2017.

	Millions of yen
	March 31, 2016			March 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥68,239	¥(47,655)	¥20,584	¥67,942	¥(52,628)	¥15,314
Other	503	(315)	188	493	(360)	133

Total	¥68,742	¥(47,970)	¥20,772	¥68,435	¥(52,988)	¥15,447

Amortization expenses for the years ended March 31, 2015, 2016 and 2017 were ¥4,979 million, ¥5,181 million and ¥4,535 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2018	¥5,123
2019	3,518
2020	2,402
2021	2,402
2022	2,002

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥8,997 million and ¥8,967 million as of March 31, 2016 and 2017, respectively.

10. Borrowings:

The following table presents short-term and long-term borrowings of Nomura as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Short-term borrowings(1):
Commercial paper	¥177,906	¥2,562
Bank borrowings	149,775	130,676
Other	335,221	409,811

Total	¥662,902	¥543,049

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥3,197,303	¥2,868,591
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,300,872	1,099,278
Non-Japanese yen denominated	876,088	782,315
Floating-rate obligations:
Japanese yen denominated	726,568	825,038
Non-Japanese yen denominated	293,207	164,397
Index / Equity-linked obligations:
Japanese yen denominated	802,849	822,746
Non-Japanese yen denominated	805,217	592,831

	4,804,801	4,286,605

Subtotal	8,002,104	7,155,196

Trading balances of secured borrowings	127,455	40,212

Total	¥8,129,559	¥7,195,408

(1)	Includes secured borrowings of ¥82,861 million as of March 31, 2016 and ¥158,156 million as of March 31, 2017.
(2)	Includes secured borrowings of ¥226,704 million as of March 31, 2016 and ¥120,322 million as of March 31, 2017.
(3)	Includes secured borrowings of ¥744,945 million as of March 31, 2016 and ¥851,239 million as of March 31, 2017.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2016	2017
Debt issued by the Company	¥3,624,836	¥3,006,669
Debt issued by subsidiaries—guaranteed by the Company	1,973,213	1,846,119
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,531,510	2,342,620

Total	¥8,129,559	¥7,195,408

(1)	Includes trading balances of secured borrowings.

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

As of March 31, 2017, fixed-rate long-term borrowings mature between 2017 and 2047 at interest rates ranging from 0.00% to 14.53%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2017 and 2047 at interest rates ranging from 0.00% to 4.50%. Index / Equity-linked obligations mature between 2017 and 2047 at interest rates ranging from 0.00% to 33.20%.

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

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2016 and 2017.

	March 31
	2016	2017
Short-term borrowings	0.77%	1.20%
Long-term borrowings	0.88%	0.90%
Fixed-rate obligations	1.45%	1.03%
Floating-rate obligations	0.89%	1.26%
Index / Equity-linked obligations	0.36%	0.37%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2017:

Year ending March 31	Millions of yen
2018	¥478,658
2019	1,164,050
2020	1,173,632
2021	876,145
2022	660,015
2023 and thereafter	2,802,696

Subtotal	7,155,196

Trading balances of secured borrowings	40,212

Total	¥7,195,408

Borrowing facilities

As of March 31, 2016 and 2017, Nomura had unutilized borrowing facilities of ¥27,458 million and ¥nil, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings. Nomura has structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. These facilities are subject to customary lending conditions and covenants.

Subordinated borrowings

As of March 31, 2016 and 2017, subordinated borrowings were ¥657,463 million and ¥484,854 million, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2015	2016	2017
Basic—
Net income attributable to NHI shareholders	¥224,785	¥131,550	¥239,617

Weighted average number of shares outstanding	3,645,514,878	3,600,701,499	3,560,775,652

Net income attributable to NHI shareholders per share	¥61.66	¥36.53	¥67.29

Diluted—
Net income attributable to NHI shareholders	¥224,726	¥131,426	¥239,475

Weighted average number of shares outstanding	3,743,690,088	3,700,388,050	3,647,729,909

Net income attributable to NHI shareholders per share	¥60.03	¥35.52	¥65.65

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2015, 2016 and 2017 arising from options to purchase common shares issued by subsidiaries and affiliates. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2015, 2016 and 2017.

Antidilutive stock options to purchase 9,745,800, 10,029,500 and 7,927,900 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2015, 2016 and 2017, respectively.

Subsequent Events

On April 27, 2017, the Company adopted a resolution to set up a share buyback program. See Note 17 “Shareholders’ equity” for further information.

On April 27, 2017, the Company adopted a resolution to issue SARs pursuant to the SAR awards. See Note 13 “Deferred compensation plans” for further information.

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

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥9,019 million and ¥9,338 million as of March 31, 2016 and 2017, respectively.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2015, 2016 and 2017. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Service cost	¥7,800	¥8,253	¥8,909
Interest cost	3,090	2,092	1,444
Expected return on plan assets	(5,732)	(6,064)	(6,004)
Amortization of net actuarial losses	2,127	1,456	2,867
Amortization of prior service cost	(1,148)	(1,148)	(1,090)

Net periodic benefit cost	¥6,137	¥4,589	¥6,126

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2016 and 2017.

	Millions of yen
	As of or for the year ended March 31
	2016	2017
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥240,858	¥253,292
Service cost	8,253	8,909
Interest cost	2,092	1,444
Actuarial gain	13,121	16,367
Benefits paid	(10,528)	(10,285)
Acquisition, divestitures and other	(504)	9

Projected benefit obligation at end of year	¥253,292	¥269,736

Change in plan assets:
Fair value of plan assets at beginning of year	¥233,837	¥232,027
Actual return on plan assets	2,540	6,754
Employer contributions	4,559	4,124
Benefits paid	(8,909)	(8,960)

Fair value of plan assets at end of year	¥232,027	¥233,945

Funded status at end of year	(21,265)	(35,791)

Amounts recognized in the consolidated balance sheets	¥(21,265)	¥(35,791)

The accumulated benefit obligation (“ABO”) was ¥253,292 million and ¥269,736 million as of March 31, 2016 and 2017, respectively.

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Plans with ABO in excess of plan assets:
PBO	¥31,788	¥36,587
ABO	31,788	36,587
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥31,788	¥36,587
ABO	31,788	36,587
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in Accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2017.

Millions of yen
For the year ended March 31, 2017
Net actuarial loss	¥69,940
Net prior service cost	(7,710)

Total	¥62,230

Pre-tax amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2018
Net actuarial loss	¥3,950
Net prior service cost	(1,148)

Total	¥2,802

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2016 and 2017.

	March 31
	2016	2017
Discount rate	0.6%	0.9%
Rate of increase in compensation levels	2.5%	2.5%

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2015, 2016 and 2017.

	Year ended March 31
	2015	2016	2017
Discount rate	1.4%	0.9%	0.6%
Rate of increase in compensation levels	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

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

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2016 and March 31, 2017 within the fair value hierarchy.

	Millions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Balance as of March 31, 2016
Pension plan assets:
Equities	¥21,283	¥—	¥—	¥21,283
Private equity investments	—	—	7,510	7,510
Japanese government securities	61,803	—	—	61,803
Bank and corporate debt securities	2,380	2,163	—	4,543
Investment trust funds and other(1)	—	12,934	47,699	60,633
Life insurance company general accounts	—	52,109	—	52,109
Other assets	—	24,146	—	24,146

Total	¥85,466	¥91,352	¥55,209	¥232,027

	Millions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Balance as of March 31, 2017
Pension plan assets:
Equities	¥24,375	¥—	¥—	¥24,375
Private equity investments	—	—	6,785	6,785
Japanese government securities	53,270	—	—	53,270
Bank and corporate debt securities	2,389	1,932	—	4,321
Investment trust funds and other(1)	—	9,816	50,424	60,240
Life insurance company general accounts	—	53,098	—	53,098
Other assets	—	31,856	—	31,856

Total	¥80,034	¥96,702	¥57,209	¥233,945

(1)	Includes hedge funds and real estate funds.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2016 was ¥3,954 million, ¥192 million and ¥35,610 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2017 was ¥3,239 million, ¥140 million and ¥37,021 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

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

	Millions of yen
	Year ended March 31, 2016
	Balance as of April 1, 2015	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2016
Private equity investments	¥6,793	¥(2,034)	¥2,751	¥7,510
Investment trust funds and other	48,545	(2,018)	1,172	47,699

Total	¥55,338	¥(4,052)	¥3,923	¥55,209

	Millions of yen
	Year ended March 31, 2017
	Balance as of April 1, 2016	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2017
Private equity investments	¥7,510	¥353	¥(1,078)	¥6,785
Investment trust funds and other	47,699	1,155	1,570	50,424

Total	¥55,209	¥1,508	¥492	¥57,209

The fair value of Level 3 plan assets of non-Japanese entities’ plans, mainly consisting of annuities, was ¥35,610 million and ¥37,021 million as of March 31, 2016 and 2017, respectively. The amount of unrealized profit (loss) of Level 3 assets was ¥(8,241) million and ¥5,836 million as of March 31, 2016 and 2017, respectively. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2016 and 2017 were not significant.

Cash Flows

Nomura expects to contribute ¥4,124 million to Japanese entities’ plans in the year ending March 31, 2018. Nomura policy is to contribute annual amounts based on the relevant local funding requirements of the plans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2018	¥12,232
2019	12,199
2020	11,806
2021	11,489
2022	11,708
2023-2027	64,993

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,488 million, ¥3,582 million and ¥3,636 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2015, 2016 and 2017, respectively.

The contributions to overseas defined contribution pension plans were ¥10,382 million, ¥10,777 million and ¥8,650 million for the years ended March 31, 2015, 2016 and 2017, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥7,116 million, ¥7,147 million and ¥8,138 million for the years ended March 31, 2015, 2016 and 2017, respectively.

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

The weighted-average grant date fair value of SAR Plan A awards granted during the years ended March 31, 2015, 2016 and 2017 was ¥201, ¥176 and ¥126 per share, respectively. The weighted-average assumptions used in each of these years were as follows.

	Year ended March 31
	2015	2016	2017
Expected volatility	45.26%	40.87%	40.95%
Expected dividends yield	2.39%	2.99%	2.30%
Expected lives (in years)	7	7	4.5
Risk-free interest rate	0.43%	0.27%	0.03%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2017.

	Outstanding (number of Nomura shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2016	14,991,100	¥640	3.6
Granted	2,561,000	593
Exercised	(975,400)	370
Forfeited	(55,200)	707
Expired	(2,050,500)	728

Outstanding as of March 31, 2017	14,471,000	¥634	4.2

Exercisable as of March 31, 2017	9,340,600	¥599	3.1

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2015, 2016 and 2017 was ¥401 million, ¥435 million and ¥330 million, respectively.

The aggregate intrinsic value of SAR Plan A awards outstanding and exercisable as of March 31, 2017 was ¥1,608 million and ¥1,355 million, respectively.

As of March 31, 2017, total unrecognized compensation cost relating to SAR Plan A awards was ¥405 million which is expected to be recognized over a weighted average period of 1.3 years. The total fair value of SAR Plan A awards which vested during the years ended March 31, 2015, 2016 and 2017 was ¥1,211 million, nil and nil, respectively.

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

The grant date fair value of SAR Plan B awards is determined using the price of the Company’s common stock.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2017.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2016	91,976,200	¥545	5.1
Granted	23,870,500	375
Exercised	(39,702,000)	554
Forfeited	(1,794,400)	514
Expired	(18,700)	816

Outstanding as of March 31, 2017	74,331,600	¥486	4.8

Exercisable as of March 31, 2017	20,666,000	¥512	3.1

The weighted-average grant date fair value per share for the years ended March 31, 2015, 2016 and 2017 was ¥483, ¥759 and ¥375, respectively.

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2015, 2016 and 2017 was ¥23,673 million, ¥25,059 million and ¥21,014 million, respectively.

The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2017 was ¥51,356 million and ¥14,278 million, respectively.

As of March 31, 2017, total unrecognized compensation cost relating to SAR Plan B awards was ¥1,873 million which is expected to be recognized over a weighted average period of 1.4 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2015, 2016 and 2017 was ¥27,662 million, ¥20,880 million and ¥23,310 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2015, 2016 and 2017 was ¥19,364 million, ¥16,890 million and ¥8,960 million, respectively.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2017 was ¥400 million and the tax benefit realized from exercise of these awards was ¥857 million.

Total related tax benefits recognized in the consolidated statements of income for compensation expenses relating to SAR Plan A awards, SAR Plan B awards for the years ended March 31, 2015, 2016 and 2017 were ¥1,422 million, ¥806 million and ¥453 million, respectively. The dilutive effect of outstanding compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations.

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

The fair value of NSUs and CSUs are determined using the price of the Company’s common stock.

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2017.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2016	38,582,022	¥498		29,510,658	¥586
Granted	21,048,181	463	(1)	19,275,538	475	(1)
Vested	(26,622,239)	536	(2)	(28,894,163)	526	(2)
Forfeited	(1,035,157)			(859,970)

Outstanding as of March 31, 2017	31,972,807	¥679	(3)	19,032,063	¥603	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2017.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2015, 2016 and 2017 was ¥39,366 million, ¥23,480 million and ¥23,127 million, respectively.

Total unrecognized compensation cost relating to NSUs, based on the fair value of these awards as of March 31, 2017, was ¥2,317 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.8 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total fair value of NSUs which vested during the years ended March 31, 2015, 2016 and 2017 was ¥20,116 million, ¥19,860 million and ¥14,267 million, respectively.

Total unrecognized compensation cost relating to CSUs, based on the fair value of these awards as of March 31, 2017, was ¥2,009 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.0 years.

The total fair value of CSUs which vested during the years ended March 31, 2015, 2016 and 2017 was ¥15,762 million, ¥18,366 million and ¥15,186 million, respectively.

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIUs to certain senior management and employees. NIUs are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International, have graded vesting period of approximately three years from grant date, and are subject to forfeiture on voluntary termination of employment or involuntary termination for cause.

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2017.

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2016	22,916,989	$4,439
Granted	11,034,113	4,583	(2)
Vested	(20,822,917)	4,789	(3)
Forfeited	(846,847)

Outstanding as of March 31, 2017	12,281,338	$5,123	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2017.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2015, 2016 and March 31, 2017 was ¥12,900 million, ¥9,463 million and ¥6,107 million respectively.

Total unrecognized compensation cost relating to NIUs, based on the fair value of these awards as of March 31, 2017, was ¥1,127 million which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years.

The total fair value of NIUs which vested during the years ended March 31, 2015, 2016 and 2017 was ¥12,966 million, ¥13,725 million and ¥10,802 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs, CSUs and NIUs for the years ended March 31, 2015, 2016 and 2017 were ¥1,252 million, ¥672 million and ¥720 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent events

On May 12, 2017, the Company adopted a resolution to issue SAR Plan B awards to senior management and employees of the Company and its subsidiaries. The Company granted total of 178,407 SAR Plan B awards in June 9, 2017 which represents a right to acquire 17,840,700 shares of the Company. The exercise price is a nominal ¥1 per share, the vesting period of these awards ranges from approximately six months to seven years from grant date and these awards can be exercised up to five years after vesting date.

In May 2017, Nomura also granted NSUs, CSUs and NIUs to certain senior management and employees. These awards have a total grant date fair value of ¥40 billion and a vesting period of up to seven years.

14. Restructuring initiatives:

During the year ended March 31, 2016, global markets have experienced extreme volatility and a significant decline in liquidity, triggered by heightened uncertainty in the global economy. Nomura’s management approved the restructuring of its Wholesale segment in EMEA and the Americas in March 2016. This restructuring will involve the closing of certain Wholesale businesses in EMEA and rationalizing existing businesses in the Americas in order to reduce costs, increase efficiencies and generate sustainable profitability within Nomura’s international operations in these regions. During the year ended March 31, 2017, this restructuring initiative is almost completed.

As a result of this restructuring initiative, Nomura recognized ¥15,603 million of restructuring costs in the consolidated statements of income during the year ended March 31, 2016 which primarily relate to employee termination costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income and within Nomura’s Wholesale segment. As of March 31, 2016, these costs are primarily reported as liabilities within Other liabilities in the consolidated statements of financial position. The amount of restructuring costs recognized in the consolidated statements of income during the year ended March 31, 2017 was not significant.

15. Income taxes:

The following table presents components of Income tax expense reported in the consolidated statements of income for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Current:
Domestic	¥80,760	¥72,272	¥52,004
Foreign	13,531	9,183	5,697

Subtotal	94,291	81,455	57,701

Deferred:
Domestic	23,309	(66,176)	20,239
Foreign	3,180	7,317	2,289

Subtotal	26,489	(58,859)	22,528

Total	¥120,780	¥22,596	¥80,229

The income tax benefit recognized from operating losses for the years ended March 31, 2015, 2016 and 2017 was ¥3,888 million, ¥5,451 million and ¥868 million, respectively, included within deferred income tax expense above.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system is permitted only for a national tax.

Due to the revisions of domestic tax laws during the fourth quarter ended March 31, 2015 and March 31, 2016, our effective statutory tax rates are 36% for the fiscal year ended March 31, 2015, 33% for the fiscal year ended at March 31, 2016 and 31% thereafter.

On November 18, 2016, the “Act to partially amend the Act for partial amendment of the Local Tax Act and Local Allocation Tax Act and for the Drastic Reform of the Taxation System for Ensuring Stable Financial Resources for Social Security” (Act No.86 of 2016) was enacted. Under this Act, the timing of implementation for the tax reform which had been scheduled at the fiscal year beginning on or after April 1, 2017, was postponed to the fiscal year beginning on or after October 1, 2019. Though the domestic statutory tax rates to calculate deferred tax assets and liabilities will not change, due to reclassification between national tax and local tax, net deferred tax liabilities increased by ¥3,366 million yen and income tax expenses increased by the same amount.

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

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2015, 2016 and 2017.

	Year ended March 31
	2015	2016	2017
Nomura’s effective statutory tax rate	36.0%	33.0%	31.0%
Impact of:
Changes in deferred tax valuation allowance	5.1	36.1	(10.8)
Additional taxable revenues	0.3	0.3	0.1
Non-deductible expenses	5.9	7.8	2.9
Non-taxable revenue	(4.7)	(7.2)	(2.6)
Dividends from foreign subsidiaries	0.0	0.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	0.0	0.1	0.0
Different tax rate applicable to income (loss) of foreign subsidiaries	(1.4)	1.1	0.3
Effect of changes in domestic tax laws	(1.4)	(0.9)	1.0
Expiration of loss carryforwards	0.0	—	—
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates(1)	—	(54.8)	1.7
Other	(5.0)	(1.8)	1.3

Effective tax rate	34.8%	13.7%	24.9%

(1)	The tax benefit recognized on the devaluation of investment in subsidiaries and affiliates during the year ended March 31, 2016 of approximately ¥90 billion (which impacts Nomura’s effective statutory tax rate by 54.8%) arises from the recognition of deferred tax assets from the decision of Nomura management to liquidate certain wholly-owned subsidiaries within Nomura during the year. Total valuation allowances of ¥24 billion have been recognized against these deferred tax assets, the impact of which are reported in changes in deferred tax valuation allowance for the same period.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2016 and 2017, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2016	2017
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥16,862	¥17,988
Investments in subsidiaries and affiliates	112,030	100,100
Valuation of financial instruments	60,776	65,158
Accrued pension and severance costs	16,190	21,854
Other accrued expenses and provisions	96,202	84,268
Operating losses	435,122	406,440
Other	5,644	8,408

Gross deferred tax assets	742,826	704,216
Less—Valuation allowance	(543,489)	(519,492)

Total deferred tax assets	199,337	184,724

Deferred tax liabilities
Investments in subsidiaries and affiliates	121,874	125,752
Valuation of financial instruments	49,873	46,684
Undistributed earnings of foreign subsidiaries	711	947
Valuation of fixed assets	19,165	18,042
Other	6,822	5,840

Total deferred tax liabilities	198,445	197,265

Net deferred tax assets (liabilities)	¥892	¥(12,541)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within Other assets—Other in the consolidated balance sheets were ¥36,130 million and ¥21,825 million as of March 31, 2016 and 2017, respectively and net deferred tax liabilities reported within Other liabilities in the consolidated balance sheets were ¥35,238 million and ¥34,366 million as of March 31, 2016 and 2017, respectively.

As of March 31, 2017, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥3,927 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the total valuation allowance established against deferred tax assets for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen
	Year ended March 31
	2015		2016		2017
Balance at beginning of year	¥490,603		¥565,103		¥543,489
Net change during the year	74,500	(1)	(21,614	)(2)	(23,997	)(3)

Balance at end of year	¥565,103		¥543,489		¥519,492

(1)	Primarily includes ¥85,403 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, offset by a reduction of ¥2,921 million of valuation allowances of certain foreign subsidiaries and a reduction of ¥7,982 million related to Japanese subsidiaries and the Company because of decrease in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥74,500 million of allowances increased for the year ended March 31, 2015.
(2)	Primarily includes ¥7,003 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, offset by a reduction of ¥27,757 million of valuation allowances of certain foreign subsidiaries and a reduction of ¥860 million related to Japanese subsidiaries and the Company because of decrease in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥21,614 million of allowances decreased for the year ended March 31, 2016.
(3)	Primarily includes an increase of ¥2,040 million of valuation allowances of certain foreign subsidiaries partly because of changes in the expected realization of deferred tax assets, a reduction of ¥35,214 million of valuation allowances of certain foreign subsidiaries mainly by utilization of operating loss carryforwards, an increase of ¥5,811 million of valuation allowances related to Japanese subsidiaries and the Company by changes in the expected realization of deferred tax assets, and an increase of ¥3,366 million related to Japanese subsidiaries and the Company because of increase in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥23,997 million of allowances decreased for the year ended March 31, 2017.

As of March 31, 2017, total operating loss carryforwards were ¥1,985,408 million, which included ¥585,026 million relating to the Company and domestic subsidiaries, ¥717,812 million relating to foreign subsidiaries in the United Kingdom, ¥411,370 million relating to foreign subsidiaries in the United States, ¥200,857 million relating to foreign subsidiaries in Hong Kong, and ¥70,343 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥983,470 million can be carried forward indefinitely, ¥656,168 million expires by March 31, 2026 and ¥345,770 million expires in later fiscal years.

In determining the amount of valuation allowances to be established as of March 31, 2017, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries.

In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in the reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2015, 2016 and 2017. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

The total amount of unrecognized tax benefits was not significant as of March 31, 2015, 2016 and 2017. There were also no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to the unrecognized tax benefits during the years ended March 31, 2015, 2016 and 2017. Nomura is under continuous examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on these consolidated financial statements. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2017. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2017. Under Hong Kong Special Administrative Region (“Hong Kong”) tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2012	(1)
United Kingdom	2016
United States	2014

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2011.

16. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income (loss) for the years ended March 31, 2016 and 2017.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31, 2017
	Balance at beginning of year	Cumulative effect of change in accounting principle	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥53,418	¥—	¥(4,005)	¥(1,646)	¥(5,651)	¥47,767
Pension liability adjustment	(33,325)	—	(9,147)	1,452	(7,695)	(41,020)
Net unrealized gain on non-trading securities	24,887	—	(3,948)	(595)	(4,543)	20,344
Own credit adjustments	—	19,294	(12,147)	(586)	6,561	6,561

Total	¥44,980	¥19,294	¥(29,247)	¥(1,375)	¥(11,328)	¥33,652

As a result of early adopting ASU 2016-01 as of April 1, 2016, unrealized changes in the fair value of financial liabilities elected for the fair value option due to instrument-specific credit risk (“own credit adjustments”) are now presented through Other comprehensive income (loss). See Note 1 “Summary of accounting policies” for further information about the early adoption of ASU 2016-01.

The following tables present significant reclassifications out of Accumulated other comprehensive income (loss) for the years ended March 31, 2016 and 2017.

	Millions of yen
	For the year ended March 31
	2016	2017	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥845	¥1,646	Revenue—Other
	—	—	Income tax expense

	845	1,646	Net income

	—	—	Net income attributable to noncontrolling interests

	¥845	¥1,646	Net income attributable to NHI shareholders

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31
	2016	2017	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment
	¥(255)	¥(2,118)	Non-interest expenses—Compensation and benefits
	79	666	Income tax expense

	(176)	(1,452)	Net income

	—	—	Net income attributable to noncontrolling interests

	¥(176)	¥(1,452)	Net income attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2016	2017	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Net unrealized gain on non-trading securities:
	¥2,724	¥2,086	Revenue—Other
	(1,081)	(1,306)	Income tax expense

	1,643	780	Net income

	(395)	(185)	Net income attributable to noncontrolling interests

	¥1,248	¥595	Net income attributable to NHI shareholders

See Note 5 “Non-trading Securities” for further information.

17. Shareholders’ equity:

The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2015, 2016 and 2017.

	Number of Shares
	Year ended March 31
	2015	2016	2017
Common stock outstanding at beginning of year	3,717,630,462	3,598,865,213	3,608,391,999

Common stock held in treasury:
Repurchases of common stock	(155,232,995)	(24,364,753)	(121,010,524)
Sales of common stock	5,251	686	468
Common stock issued to employees	36,461,000	33,879,000	40,677,400
Other net change in treasury stock	1,495	11,853	370,108

Common stock outstanding at end of year	3,598,865,213	3,608,391,999	3,528,429,451

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2015, 2016 and 2017, the amounts available for distributions were ¥735,394 million, ¥1,069,296 million and ¥1,193,497 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Dividends on the Company’s common stock per share were ¥19.0 for the year ended March 31, 2015, ¥13.0 for the year ended March 31, 2016 and ¥20.0 for the year ended March 31, 2017.

The change in common stock held in treasury includes the change in common stock issued to employees under stock-based compensation plans, common stock sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or common stock acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2015, 2016 and 2017, 1,141,686 shares, or ¥2,017 million, 1,129,833 shares, or ¥2,024 million, and 759,725 shares, or ¥758 million, respectively, held by affiliated companies.

Subsequent Events

On April 27, 2017, the board of directors approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥80 billion and (c) the share buyback program will run from May 17, 2017, to March 30, 2018 (excluding the ten business days following the announcement of quarterly operating results).

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2016 and March 31, 2017, the Company was in compliance with common equity Tier 1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2017 was 6.00% for the common equity Tier 1 capital ratio, 7.50% for the Tier 1 capital ratio and 9.50% for the consolidated capital adequacy ratio.

Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held,

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2016 and 2017, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2016 and 2017, the capital adequacy ratio of NFPS also exceeded 120%.

In connection with providing brokerage, clearing, asset management and wealth management services to clients, Nomura maintains segregated accounts to hold financial assets such as cash and securities on behalf of its clients. These accounts are typically governed by stringent statutory or regulatory rules in the relevant jurisdiction where the accounts are maintained in order to protect the clients from loss.

As of March 31, 2016 and 2017, the total amount of segregated client cash recognized as an asset in Deposits with stock exchanges and other segregated cash in the consolidated balance sheets was ¥96,887 million and ¥94,483 million, respectively. As of March 31, 2016 and 2017, the total amount of segregated securities recognized as assets in Trading assets and Collateralized agreements in the consolidated balance sheets was ¥526,979 million and ¥768,616 million, respectively.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2016 and 2017, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. As of March 31, 2016 and 2017, NEHS, NIP and NBI were in compliance with relevant regulatory capital related requirements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth finance management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2016 and 2017, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

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

As of March 31, 2017, Nomura’s ownership of JAFCO was 19.5% and there was no remaining equity method goodwill included in the carrying amount of the investment. Nomura accounts for JAFCO using the equity method because Nomura still has the ability to exercise significant influence over operating and financial decisions of JAFCO.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

As of March 31, 2017, Nomura’s ownership of NRI was 37.2% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥57,115 million.

NREH

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

As of March 31, 2017, Nomura’s ownership of NREH was 34.1% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary financial information—

The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2016 and 2017, and for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen
	March 31
	2016(1)	2017
Total assets	¥8,484,222	¥2,609,327
Total liabilities	7,143,940	1,449,961

	Millions of yen
	Year ended March 31
	2015(1)	2016(1)	2017
Net revenues	¥872,967	¥831,774	¥873,423
Non-interest expenses	681,556	673,014	694,089
Net income attributable to the companies	136,914	114,770	122,123

(1)	Certain changes to the presentation of previously reported amounts have been made to conform to the current year.

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2016 and 2017, and for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Investments in affiliated companies	¥394,984	¥419,816
Advances to affiliated companies	300	300
Other receivables from affiliated companies	1,372	1,577
Other payables to affiliated companies	7,606	12,284

	Millions of yen
	Year ended March 31
	2015	2016	2017
Revenues	¥688	¥1,124	¥1,205
Non-interest expenses	48,176	42,852	38,271
Purchase of software, securities and tangible assets	26,772	20,679	23,285

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Carrying amount	¥387,825	¥414,563
Fair value	487,656	533,213

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity in earnings of equity-method investees, including those above, was income of ¥43,028 million, income of ¥33,917 million and income of ¥33,000 million for the years ended March 31, 2015, 2016 and 2017, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2015, 2016 and 2017 were ¥8,256 million, ¥11,031 million and ¥11,941 million, respectively.

20. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2016 and 2017.

	Millions of yen
	March 31
	2016	2017
Commitments to extend credit	¥782,525	¥1,010,257
Commitments to invest(1)	136,204	15,194

(1)	Commitments to invest as of March 31, 2016 primarily includes Nomura’s commitment to purchase a non-controlling interest in American Century Companies, Inc. Nomura has subsequently completed the purchase on May 19, 2016.

As of March 31, 2017, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥1,010,257	¥388,275	¥123,303	¥157,510	¥341,169
Commitments to invest	15,194	465	—	383	14,346

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥33,230 million as of March 31, 2016 and ¥27,313 million as of March 31, 2017.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,813 billion for resale agreements and ¥535 billion for repurchase agreements as of March 31, 2016 and ¥1,830 billion for resale agreements and ¥968 billion for repurchase agreements as of March 31, 2017.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥486 billion and ¥477 billion as of March 31, 2016 and 2017, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 26, 2017, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥47 billion.

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

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. Both actions seek to recover approximately $35 million.

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

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleged that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleged that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and sought rescission of its purchases or compensatory damages. On October 28, 2016, the parties entered into a confidential settlement and the action has been dismissed with prejudice.

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

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleged that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleged that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and sought rescission of its purchase or compensatory damages. On October 28, 2016, the parties entered into a confidential settlement and the action has been dismissed with prejudice.

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. In December 2015, the Italian Courts ordered the discontinuance of all claims against NIP except a claim brought by a former director of MPS. The financial impact of the settlement on the Company’s consolidated results for the fiscal year ended March 31, 2016 was a loss of approximately ¥34.0 billion and was included in Net gain on trading in the consolidated statement of income for the fiscal year ended March 31, 2016.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million. NIP filed and served defences to both the MPS and the FMPS claims.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor).

The trial commenced in December 2016 and is currently ongoing.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice names MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP is named only in its capacity as vicariously and jointly liable to pay any fines imposed on the former NIP employees. NIP has filed a defence in the proceedings.

NIP will continue to vigorously defend its position in the ongoing proceedings.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2016, Nomura International (Hong Kong) Limited (“NIHK”) was served with a complaint filed in the Taipei District Court by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”) against NIHK and its affiliated entity. The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages. NIHK intends to vigorously contest the proceedings.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages. The case is in the earliest stages.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other parties in respect of government, supranational, sub-sovereign and agency bonds. NIP and other entities in the Nomura Group are also defendants to several class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.36 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and an action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit.

The Company supports the position of its subsidiaries in each of these claims.

The United States Department of Justice (“DOJ”), led by the United States Attorney’s Office for the Eastern District of New York, informed NHA; NAAC; NCCI; NHEL; NSI; Nomura America Mortgage Finance, LLC; and Nomura Asset Capital Corporation; (the Company’s U.S. subsidiaries) that it was investigating possible civil claims against the Company’s U.S. subsidiaries under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 related to RMBS the Company’s U.S. subsidiaries sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company’s U.S. subsidiaries are cooperating fully in response to the investigation.

The United States Securities and Exchange Commission (“SEC”) and the DOJ have been investigating past activities of several former employees of NSI in respect of the commercial and residential mortgage-backed securities transactions. NSI has been cooperating fully in those investigations. NSI considers it probable that the SEC eventually will institute proceedings focusing on the NSI’s supervision of certain former employees and that NSI, in connection with such proceedings, will agree to disgorgement and/or restitution relating to some of the transactions in issue.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and are in the discovery phase. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Millions of yen
	March 31
	2016		2017
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥5,710,433	¥204,781,587	¥4,501,962	¥209,982,338
Standby letters of credit and other guarantees(3)	242	8,422	900	8,604

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2016 and March 31, 2017 was ¥6,115 million and ¥5,656 million, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2017.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,501,962	¥209,982,338	¥68,194,141	¥55,660,060	¥25,428,588	¥60,699,549
Standby letters of credit and other guarantees	900	8,604	15	3	688	7,898

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

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2015
Non-interest revenue	¥471,565	¥88,802	¥626,228	¥282,542	¥1,469,137
Net interest revenue	4,940	3,552	163,639	(61,777)	110,354

Net revenue	476,505	92,354	789,867	220,765	1,579,491
Non-interest expenses	314,675	60,256	707,671	174,815	1,257,417

Income before income taxes	¥161,830	¥32,098	¥82,196	¥45,950	¥322,074

Year ended March 31, 2016
Non-interest revenue	¥429,948	¥91,014	¥571,322	¥211,453	¥1,303,737
Net interest revenue	5,686	4,395	148,955	(46,401)	112,635

Net revenue	435,634	95,409	720,277	165,052	1,416,372
Non-interest expenses	308,003	58,743	704,872	158,905	1,230,523

Income before income taxes	¥127,631	¥36,666	¥15,405	¥6,147	¥185,849

Year ended March 31, 2017
Non-interest revenue	¥369,503	¥90,025	¥564,877	¥243,459	¥1,267,864
Net interest revenue	4,931	9,402	174,379	(59,995)	128,717

Net revenue	374,434	99,427	739,256	183,464	1,396,581
Non-interest expenses	299,642	57,094	577,809	145,857	1,080,402

Income before income taxes	¥74,792	¥42,333	¥161,447	¥37,607	¥316,179

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of Income (loss) before income taxes in “Other” for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Net gain (loss) related to economic hedging transactions	¥15,120	¥6,370	¥(7,279)
Realized gain on investments in equity securities held for operating purposes	4,725	187	1,092
Equity in earnings of affiliates	42,235	32,727	32,342
Corporate items	(20,119)	(52,314)	(6,439)
Other(1)	3,989	19,177	17,891

Total	¥45,950	¥6,147	¥37,607

(1)	Includes the impact of Nomura’s own creditworthiness.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income for the years ended March 31, 2015, 2016 and 2017.

	Millions of yen
	Year ended March 31
	2015	2016	2017
Net revenue	¥1,579,491	¥1,416,372	¥1,396,581
Unrealized gain (loss) on investments in equity securities held for operating purposes	24,685	(20,691)	6,616

Consolidated net revenue	¥1,604,176	¥1,395,681	¥1,403,197

Non-interest expenses	¥1,257,417	¥1,230,523	¥1,080,402
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,257,417	¥1,230,523	¥1,080,402

Income before income taxes	¥322,074	¥185,849	¥316,179
Unrealized gain (loss) on investments in equity securities held for operating purposes	24,685	(20,691)	6,616

Consolidated income before income taxes	¥346,759	¥165,158	¥322,795

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas for the years ended March 31, 2015, 2016 and 2017 and Long-lived assets associated with Nomura’s operations as of March 31, 2015, 2016 and 2017. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen

	Year ended March 31
	2015	2016	2017
Net revenue(1):
Americas	¥207,859	¥219,857	¥263,587
Europe	201,278	145,808	159,474
Asia and Oceania	86,746	78,700	67,278

Subtotal	495,883	444,365	490,339
Japan	1,108,293	951,316	912,858

Consolidated	¥1,604,176	¥1,395,681	¥1,403,197

Income (loss) before income taxes:
Americas	¥(27,575)	¥(32,042)	¥49,962
Europe	(23,455)	(67,384)	14,401
Asia and Oceania	34,594	19,806	23,746

Subtotal	(16,436)	(79,620)	88,109
Japan	363,195	244,778	234,686

Consolidated	¥346,759	¥165,158	¥322,795

	March 31
	2015	2016	2017
Long-lived assets:
Americas	¥146,758	¥129,308	¥125,222
Europe	88,928	76,589	66,167
Asia and Oceania	14,891	13,485	13,043

Subtotal	250,577	219,382	204,432
Japan	274,202	247,425	251,242

Consolidated	¥524,779	¥466,807	¥455,674

(1)	There is no revenue derived from transactions with a single major external customer.

22. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of debt of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ KOJI NAGAI
	Name:	Koji Nagai
	Title:	Representative Executive Officer, President and Group Chief Executive Officer

Date: June 26, 2017

INDEX OF EXHIBITS

Exhibit Number	Description
1.1

Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2

Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.3

Regulations of the Board of Directors of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.4

Regulations of the Nomination Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.5

Regulations of the Audit Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.6

Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1

Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on April 28, 2010 as an exhibit to the Registration Statement on Form F-6 (File No. 333-166346) and incorporated herein by reference)

4.1	Limitation of Liability Agreement (English translation) (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

4.3	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(3)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and each of Takao Kusakari and Toshinori Kanemoto entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki, Hisato Miyashita and Mari Sono entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.