Form 20-F
period 2018-03-31
NOMURA HOLDINGS INC
filed 2018-06-25
CIK 1163653

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

As of March 31, 2018, 3,392,937,486 shares of Common Stock were outstanding, including 29,187,772 shares represented by 29,187,772 American Depositary Shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected financial information as of and for the years ended March 31, 2014, 2015, 2016, 2017 and 2018 which is derived from our consolidated financial statements. The consolidated balance sheets for the years ended March 31, 2017 and 2018, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2016, 2017 and 2018, and notes thereto appear elsewhere in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2014	2015	2016	2017	2018
Statement of income data:
Revenue	¥1,831,844	¥1,930,588	¥1,723,096	¥1,715,516	¥1,972,158
Interest expense	274,774	326,412	327,415	312,319	475,189

Net revenue	1,557,070	1,604,176	1,395,681	1,403,197	1,496,969
Non-interest expenses	1,195,456	1,257,417	1,230,523	1,080,402	1,168,811

Income before income taxes	361,614	346,759	165,158	322,795	328,158
Income tax expense	145,165	120,780	22,596	80,229	103,866

Net income	¥216,449	¥225,979	¥142,562	¥242,566	¥224,292
Less: Net income (loss) attributable to noncontrolling interests	2,858	1,194	11,012	2,949	4,949

Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥213,591	¥224,785	¥131,550	¥239,617	¥219,343

Balance sheet data (period end):
Total assets	¥43,520,314	¥41,783,236	¥41,090,167	¥42,852,078	¥40,591,329
Total NHI shareholders’equity	2,513,680	2,707,774	2,700,239	2,789,916	2,749,320
Total equity	2,553,213	2,744,946	2,743,015	2,843,791	2,799,824
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income attributable to NHI shareholders—basic	¥57.57	¥61.66	¥36.53	¥67.29	¥63.13
Net income attributable to NHI shareholders—diluted	55.81	60.03	35.52	65.65	61.88
Total NHI shareholders’equity(1)	676.15	752.40	748.32	790.70	810.31
Cash dividends(1)	17.00	19.00	13.00	20.00	20.00
Cash dividends in USD(2)	$0.17	$0.16	$0.12	$0.18	$0.19
Weighted average number of shares outstanding (in thousands)(3)	3,709,831	3,645,515	3,600,701	3,560,776	3,474,593

Return on equity(4):	8.9%	8.6%	4.9%	8.7%	7.9%

(1)	Calculated using the number of shares outstanding at year end.
(2)	Calculated using the Japanese Yen—U.S. Dollar exchange rate as of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
(3)	The number shown is used to calculate basic earnings per share.
(4)	Calculated as net income attributable to NHI shareholders divided by total NHI shareholders’equity.

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

Year ended March 31	High	Low	Average(1)	Year end
2014	¥105.25	¥92.96	¥100.46	¥102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017	118.32	100.07	108.31	111.41
2018	114.25	104.83	110.70	106.20

Calendar year 2018	High	Low
January	¥113.18	¥108.38
February	110.40	106.10
March	106.91	104.83
April	109.33	105.99
May	111.08	108.62
June (through June 15)	110.58	109.45

(1)	Average rate represents the average of rates available on the last business day of each month during the year.

The noon buying rate for Japanese Yen on June 15, 2018 was $1.00 = ¥110.58

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

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

Our business and revenues may be affected by any adverse changes in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. Furthermore, unfavorable demographic trends, such as the long-term trends of population aging and population decline faced by Japan, are expected to continue to put downward pressure on demand in the businesses in which we operate, including, in particular, our retail business. Even in the absence of a prolonged market or economic downturn, changes in market volatility and other changes in the environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

Governmental fiscal and monetary policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations

We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations. For example, since our London office is a regional hub for EMEA, once the United Kingdom leaves the European Union, our business may be affected and a potential review of our business structure may result in additional costs. In addition, in recent years, the Bank of Japan and central banks in many major economies other than the United States, which has terminated quantitative easing and has been raising interest rates, have been pursuing an expansionary monetary policy, including in some cases the introduction of negative interest rates. Accordingly, any changes of the monetary policy in one or more countries, which could potentially be followed by volatility of interest rates or yields may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management business, in most cases, we charge fees and commissions for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management business. Also, any changes in our clients’ investment preference on their asset portfolios, including shifting investment assets to stable assets such as deposits and/or passive funds, which bring relatively low commission rates, may reduce our revenue as well.

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

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underlyings, as well as loans, reverse repurchase agreements and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have not kept assets and sold them, or have short positions, an upturn in prices of the assets could expose us to potentially significant losses. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets are fluctuated or if the financial system is overly stressed and the markets move in a way we have not anticipated.

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

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2018, absent other changes, we estimate that the aggregate fair value of assets that will be required to post as additional collateral in connection with our derivative contracts would have been approximately ¥4.8 billion and ¥30.6 billion, respectively.

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

We may have to recognize impairment charges, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and, if recognized, such changes may adversely affect our financial condition and results of operations.

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

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the Great East Japan Earthquake in March 2011, fiscal problems in the U.S. and European countries which became apparent starting the same year, the terrorist attacks in Paris in November 2015, and the increasing tensions on Korean Peninsula following North Korean nuclear tests in 2017, but also more specifically the following types of events that could cause losses in our trading and investment assets:

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

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has undergone deregulation. In accordance with the amendments to the Securities and Exchange Law of Japan (which has been renamed as the Financial

Instruments and Exchange Act of Japan (“FIEA”) since September 30, 2007), effective from December 1, 2004, banks and certain other financial institutions became able to enter into the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were deregulated, and our competitors will be able to cooperate more closely with their affiliated commercial banks. As a result, securities subsidiaries of commercial banks and non-Japanese firms with increased competitiveness have been affecting our market shares in the sales and trading, investment banking and retail businesses.

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

New regulations or revisions to existing regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Such new regulations or revisions to existing regulations include the so-called Basel III package formulated by the Basel Committee on Banking Supervision (“Basel Committee”) and the finalized Basel III reforms published in December 2017. Furthermore, the Financial Stability Board (“FSB”) and the Basel Committee annually update the list of global systemically important banks (“G-SIBs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIBs. Additionally, G-20 Finance Ministers and Central Bank Governors requested the FSB and the Basel Committee to expand the G-SIB framework to domestic systemically important banks (“D-SIBs”), and in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for D-SIBs. In December 2015, the FSA identified us as a D-SIB and imposed a surcharge of 0.5% on our required capital ratio after March 2016 with 3-year transitional arrangement. In addition, the FSB published the final standard requiring G-SIBs to maintain a certain level of total loss-absorbing capacity (“TLAC”) upon their failure in November 2015. In response to this publication, in April

2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese G-SIBs and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. According to the revised policy, Nomura will be subject to the TLAC requirements in Japan from March 31, 2021 though Nomura is not identified as a G-SIB as of the date of this annual report. These changes in regulations may increase our funding costs or require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely affect our operating or financing activities or the interests of our shareholders.

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

Although we exercise care to protect the confidentiality of personal information and take steps to safeguard such information in compliance with applicable laws, rules and regulations, were any material unauthorized disclosure of personal information to occur, our business could be adversely affected. For example, we could be subject to administrative fines in case there is any violation of applicable personal data protection laws, rules and regulations or be subject to complaints and lawsuits for damages from clients if they are adversely affected due to the unauthorized disclosure of their personal information (including leakage of such information by an external service provider). In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business

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

While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future. For example, one of our foreign subsidiaries recently experienced a cyber incident that resulted in the unauthorized access to certain of its systems, requiring us to immediately launch an internal investigation to assess and remediate the incident and inform the appropriate authorities of its occurrence. The investigation is still ongoing and the extent and potential magnitude of this incident, including whether any client information has been impacted, have yet to be determined. As a result of this incident, we may suffer financial loss through reputational damage, legal liability and enforcement actions and through the cost of additional resources not only to remediate this incident but also to enhance and strengthen the cyber security of other Nomura group companies, all of which could negatively affect our financial conditions and results of operations.

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

Our business consists of Retail, Asset Management, Wholesale and newly established Merchant Banking which are described in further detail below. See also Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Corporate Goals and Principles

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of our shareholders and clients.

As “Asia’s global investment bank,” Nomura will provide high value-adding solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to the economic growth and development of society.

To enhance its corporate value, Nomura places significance on earnings per share (“EPS”) and will seek to maintain sustained improvement of management’s target.

Our Business Divisions

Retail

In our Retail Division, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of local branches, including our head office, was 156 as of the end of March 2018. We offer investment consultation services to meet the medium and long-term needs of our clients. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.

We continue to focus on delivering top-quality solutions including our broad range of products and services through face-to-face meetings, online and call center channels, so that Nomura Group can sustainably be a trusted partner to our clients.

Asset Management

We conduct our asset management business, which consists of the development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co., Ltd (“NAM”). NAM is the largest asset management company in Japan in terms of assets under management in investment trusts as of March 31, 2018. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create business opportunities. In order to make these opportunities available, NAM manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through NSC as well as through financial institutions such as securities companies (including those outside our group), banks and Japan Post Bank Co., Ltd. Investment trusts are also held in defined contribution pension plans. We also provide investment advisory services to public pension funds, private pension funds, governments and their agencies, central banks and institutional investors globally.

Wholesale

Our Wholesale Division consists of Global Markets and Investment Banking, providing our corporate and institutional clients with timely, high value-adding products and services tailored to their needs. In April 2018, we also established our Client Financing and Solutions (CFS) business, in which we have brought together key Global Markets and Investment Banking functions under a unified structure in order to better meet the strong and growing demand from our clients for a broad range of financing, capital and hedging solutions.

Global Markets

Global Markets provides research, sales, trading, agency execution, and market-making of fixed income and equity-related products.

Our global fixed income offerings include, among other products, government securities, interest rate derivatives, investment-grade and high-yield corporate debt securities, credit derivatives, G-10 and emerging markets foreign exchange, asset-backed securities and mortgage-related products, in over-the-counter (“OTC”) and listed markets. We are primary dealers in the Japanese government securities market as well as in the Asian, European and U.S. markets. In addition to these product offerings, our global structuring and quants functions collaborate with sales and trading to provide tailored trading/investment strategies for our institutional and corporate client base.

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

Investment Banking

We offer a broad range of investment banking services to a diverse range of corporations, financial institutions, sovereigns, financial sponsors and others. We aim to establish and develop strong relationships with these clients on a long-term basis by providing them with our extensive resources for each bespoke solution.

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

We capitalize on the linkages between our Retail, Asset Management, Wholesale and Merchant Banking Divisions to offer various financial instruments such as equity securities, debt securities, investment trusts and variable annuity insurance products, for the short, medium, and long-term, with different risk levels. We seek to provide proprietary Nomura expertise to clients through various media such as our investment reports and internet-based trading services.

Merchant Banking

We established Merchant Banking Division in January 2018, as a new solution for clients. We have embarked on principal business to primarily provide equity to transactions such as business reorganization and revitalization, business succession as well as management buyout. We will, under proper management of risk, focus on support for improving the enterprise value of portfolio companies, and will contribute to expansion of the private equity market.

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

Our Information Technology

We believe that information technology is one of the key success factors for our overall business and intend to maintain and enhance our solid technology platform to ensure that the Nomura Group is able to fulfill and exceed the various needs of our clients. Accordingly, we will continue to invest, enhance and adapt our technology platform to ensure it remains suitable for each division proactively seek and implement innovative financial technology to improve the operations of our business.

In our Retail Division, we continually invest and enhance our core system and related systems to improve efficiency on business operation. We are also continuously working on improving our internet-based and smartphone platforms.

In our Wholesale Division, we continually invest and enhance our technology platforms to provide better risk management, improved data governance and also to increase trading capabilities through platforms allowing direct market access and algorithmic trading. In order to ensure the support level of Wholesale operations, we will continue to maintain utilization of our offshore service entities in India and enhance our regional support based capabilities.

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

Regulatory Changes. In April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese G-SIBs and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. According to the revised policy, although Nomura is not identified as a G-SIB as of the date of this annual report, Nomura will be subject to the TLAC requirements in Japan and will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024.

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

Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing nonbank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) establish new regulations regarding the role of credit rating agencies, investment advisors and others. To facilitate the transition to the requirements of the Dodd-Frank Act, the Commodity Futures Trading Commission issued an exemptive order in July 2013 (“Exemptive Order”) that granted market participants temporary conditional relief from certain provisions of the Commodity Exchange Act, as amended by the Dodd-Frank Act. As the Exemptive Order expired on December 21, 2013 some U.S. derivatives rules are now being applied extraterritorially and are now therefore impacting some non-U.S. Nomura entities. In addition, Title VII of the Dodd-Frank Act gives the SEC regulatory authority over “security-based swaps” which are defined under the act as swaps based on a single security or loan or a narrow-based group or index of securities. Security-based swaps are included within the definition of “security” under the U.S. Securities and Exchange Act of 1934 and the U.S. Securities Act of 1933. The SEC continues to issue final rules and interpretive guidance addressing cross-border security-based swap activities. On June 25, 2014, the SEC initially finalized a portion of its cross-border rules, namely key foundational definitions and registration calculations that will become operative once the SEC sets a timeframe for the security-based swap dealer registration process to begin. Since then, the SEC has issued a series of final rules that will apply certain Dodd-Frank Act requirements to security-based swaps between two non-U.S. person counterparties when the security-based swaps are arranged, negotiated or executed using personnel or personnel of agents located in the U.S. On February 10, 2016, the SEC issued final rules that require a non-U.S. person that uses personnel or personnel of agents located in the U.S. in connection with security-based swap dealing activity to include such security-based swaps in its security-based swap dealer registration de minimis calculation. On April 14, 2016 the SEC issued final rules that require a non-U.S. security-based swap dealer to comply with external business conduct standards rules when facing a non-U.S. person counterparty if the non-U.S. security-based swap dealer uses personnel or personnel of agents located in the U.S. to arrange, negotiate or execute the security-based swap. Finally, on July 14, 2016 the SEC issued final rules that subject a security-based swap between a non-U.S. security-based swap dealer and a non-U.S. person counterparty to public dissemination pursuant to SEC rules if the non-U.S. swap dealer uses personnel or personnel of agents located in the U.S. to arrange, negotiate or execute the security-based swap. The SEC could issue additional final rules that apply certain Dodd-Frank Act requirements to security-based swaps of two non-U.S. person counterparties when one or both uses personnel or personnel of agents located in the U.S. to arrange, negotiate or execute the security-based swap, but no such additional rules have been proposed. Once final and effective, these cross-border rules may impact some non-U.S. Nomura entities. The exact details of the Dodd-Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards. In addition to the rulemakings required by the Dodd-Frank Act, the SEC is considering other rulemakings that will impact Nomura’s U.S. entities. While these rules have not been formally proposed, they have been publicly reported in the U.S. Office of Management and Budget’s (“OMB”) “Current Regulatory Plan and Unified Agenda of Regulatory and Deregulatory Actions.” The SEC’s Division of Trading and Markets is considering recommending that the SEC propose an amendment to its net capital rule that would prohibit a broker-dealer that carries customer accounts from having a ratio of total assets to regulatory capital in excess of a certain level. The SEC and the CFTC are also considering a number of changes to market structure rules. The SEC adopted Rule 613 to create a consolidated audit trail (“CAT”) intended to allow regulators to track all activity throughout the U.S. markets in National Markets Systems (“NMS”) securities. Self-regulatory organizations must jointly submit a NMS plan to create and implement the CAT, which will replace existing reporting systems OATS, TRACE and EBS. Nomura is expected to begin reporting by November 15, 2018. However, as of June 1, 2018, the outside vendor chosen by the self-regulatory organization has not completed the necessary work that would enable market participants to come into compliance with the rule. On June 15, 2016 the SEC approved amendments to FINRA Rule 4210, which require FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 15, 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 25, 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. On April 20, 2018, FINRA filed a rule change with the SEC extending the effective date of the 4210 Margin requirements to March 25, 2019, citing the need to consider potential revisions to 4210 in consultation with market participants and other regulators.

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

The core principles are as follows: (i) empower Americans to make independent financial decisions and informed choices in the marketplace, save for retirement, and build individual wealth; (ii) prevent taxpayer-funded bailouts; (iii) foster economic growth and vibrant financial markets through more rigorous regulatory impact analysis that addresses systemic risk and market failures, such as moral hazard and information asymmetry; (iv) enable American companies to be competitive with foreign firms in domestic and foreign markets; (v) advance American interests in international financial regulatory negotiations and meetings; (vi) make regulation efficient, effective, and appropriately tailored; and (vii) restore public accountability within Federal financial regulatory agencies and rationalize the Federal financial regulatory framework. The Treasury Department divided its review of the financial system into a series of reports. The reports cover the following subjects: (1) the depository system, covering banks, savings associations, and credit unions of all sizes, types and regulatory charters: (2) capital markets: covering debt, equity, commodities and derivatives markets, central clearing and other operational functions; (3) the asset management and insurance industries, and retail and institutional investment products and vehicles; and (4) non-bank financial institutions, financial technology and financial innovation. The first three reports were issued in June and October 2017. In addition, President Trump issued two Presidential Memoranda to the Secretary of the Treasury. One calls for a review of the Orderly Liquidation Authority (“OLA”) established under Title II of the Dodd-Frank Act, which the Treasury Department released in February 2018, recommending reforms to the OLA and amendments to the U.S. Bankruptcy Code to make a bankruptcy proceeding a more effective solution method for large financial institutions. The other calls for Treasury to review the process by which the Financial Stability Oversight Council determines that a nonbank financial company could pose a threat to the financial stability of the U.S., subjecting such an entity to supervision by the Federal Reserve and enhanced prudential standards and capital requirements.

On October 26, 2017, the Division of Investment Management and the Division of Trading and Markets of the SEC issued three related no-action letters to address certain issues raised by cross-border implementation of the European Union’s Markets in Financial Instruments Directive (“MiFID II”), which will take effect on January 3, 2018. MiFID II will require the unbundling of execution and research payments made by investment managers to broker-dealers. Under the relief a broker-dealer may, without becoming subject to the Advisers Act, provide research services to an investment manager that is required, either directly or by contractual obligation, to pay for such research services with MiFID II-compliant research payments. The temporary relief will expire on July 3, 2020, 30 months from MiFID II’s implementation date.

The Foreign Account Tax Compliance Act (“FATCA”), which was enacted in 2010, requires foreign financial institutions (“FFIs”) to report to the U.S. Internal Revenue Service information about financial accounts held by U.S. taxpayers, or by foreign entities in which U.S. taxpayers hold a substantial ownership interest. As a result, Nomura is subject to certain reporting requirements consistent with a mutual agreement between Japanese governmental authorities and the U.S. Treasury Department.

In addition, the U.S. Treasury Department proposed new debt-equity rules in April 2016 that will give the Internal Revenue Service the authority to reclassify certain debt issued by a domestic corporation to related parties as equity for U.S. federal income tax purposes. This could reclassify deductible interest paid on debt from Nomura Holding America Inc. to NHI to non-deductible dividends.

On December 22, 2017, President Donald Trump signed the Tax Cuts and Jobs Act into law. Among other things, the legislation includes the Base Erosion and Anti-Abuse Tax (“BEAT”), effectively a minimum tax on large corporations applied by adding back to taxable income certain deductible payments made to related foreign persons. These tax law changes are complex and raise significant interpretive issues and therefore we anticipate future guidance on these rules to address the areas of uncertainty which could also have an adverse impact on the tax liabilities of our U.S. entities.

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

On August 18, 2016 the FSB published final guidance on resolution planning arrangements designed to support operational continuity in resolution (“FSB Guidance”) in order to assist authorities and firms subject to resolution planning requirements assess whether such firms have appropriate arrangements in place. On April 28, 2017, the U.K. PRA issued a policy statement to introduce rules implementing the FSB Guidance (“U.K. PRA Rules”). The U.K. PRA Rules will apply from January 1, 2019 to designated investment firms, certain U.K. banks and building societies. The U.K. PRA Rules largely reflect the FSB Guidance, but go beyond the FSB Guidance in some respects.

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

The framework also modifies treatment of financial institution exposures to central counterparties, resulting in increased capital charges, as well as qualifying conditions that must be met by central counterparties before institutions may benefit from preferential treatment. CRD IV introduces the concept of the leverage ratio and the net stable funding ratio (“NSFR”) and liquidity coverage ratio (“LCR”). The directive introduces corporate governance requirements with a more rigorous supervision of risks by directors as well as management or supervisory boards. The rules concern the composition of boards, their functioning and their role in risk oversight and strategy in order to improve the effectiveness of risk oversight by boards. The regulation requires financial institutions to make increased Pillar 3 disclosures about their corporate governance arrangements. CRD IV also sets out requirements in relation to remuneration policies imposing a 1:1 ratio on the basic salary relative to bonus for certain staff.

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

In the U.K., the U.K. FCA has also published various consultations on MiFID II, including a Discussion Paper in March 2015, which discussed the FCA’s approach to those areas of MiFID II for which the U.K. has discretion in relation to implementation. In March 2015, U.K. HM Treasury published a consultation on the Transposition of the MiFID II. The U.K. FCA published its first consultation paper on MiFID II implementation in December 2015. The paper focused on markets issues. The U.K. FCA published a second consultation in July 2016 on commodities, supervision and senior management issues and a third consultation in September 2016 on a range of business conduct issues including investment research and product governance. In December 2016, the U.K. FCA published a fourth consultation on specialist regimes, tied agents, market data and other miscellaneous changes to the FCA Handbook. In March 2017, the first of two policy statements was published, setting out the U.K. FCA’s near-final rules on most of the topics which were addressed in the first and second consultation papers. In February 2017, U.K. HM Treasury published responses to the feedback they received on their March 2015 paper. In July 2017, the U.K. FCA published the second policy statement, setting out the final rules on conduct issues, including research, inducements, client categorization, best execution, the appropriateness test, taping, client assets and perimeter guidance.

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

On July 1, 2016, the European Commission published an Implementing Decision in the EU Official Journal which granted equivalence to certain designated contract markets (“DCMs”) in the U.S. that operate under the regulatory oversight of the CFTC. The decision came into force on July 22, 2016. This equivalence decision was particularly relevant to EMIR, as products traded on equivalent third-country markets (in this case DCMs subject to CFTC regulatory oversight) no longer fall under the definition of an OTC derivative and are therefore no longer subject to the EMIR obligations relevant to OTC derivatives (such as inclusion within the calculation of the clearing threshold for non-financial counterparties). In February 2017, the U.K. FCA made a statement that it expected all firms to be in compliance with the variation margin requirements under EMIR for all in-scope transactions entered into from March 1, 2017.

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

On March 7, 2017, the Senior Managers and Certification Regime (“SMCR”) reached its one-year implementation anniversary, and. additional rules regarding regulatory references and broadening the application of conduct rules to all staff also came into force on the same day. On May 12, 2017, the U.K. PRA and U.K. FCA announced the final amendments to the SMCR which will come into force on July 3, 2017. Amongst the key changes announced was a new power for U.K Regulators (the U.K. FCA and the U.K. PRA) to apply individual rules of conduct to all non-executive directors, irrespective of whether they perform a senior manager role or another controlled function, and clarification that this rule applies to a director (whether executive or non-executive) when they are acting as a member of the board, of the board’s committees or other governing body. In addition, a further rule, the ‘Duty of Responsibility’ for senior managers, came into force on May 3, 2017. Under this ‘Duty of Responsibility’, the U.K. FCA and U.K. PRA will now be able to take enforcement action against senior managers if they are responsible for the management of any activities within their firm where their firm contravenes a regulatory requirement and the senior managers do not take ‘reasonably expected steps’ to avoid such a contravention from ‘occurring or continuing’.

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

Since 2012, the European Commission has been working on the EU Data Protection Reform to establish a modern and harmonized data protection framework across the EU to replace the existing Directive. On May 4, 2016, the official texts of the new Regulation were published in the EU Official Journal in all the official languages and it came into force on May 25, 2016. The Regulation took effect across the EU member states on May 25, 2018. The Regulation includes a number of important changes to existing data protection legislation including new obligations on data processors, restrictions on the transfer of personal data outside the EEA and the introduction of new concepts such as “accountability” (and related record-keeping), the “right to be forgotten” and a requirement for data breach notifications to the relevant Regulators. Enforcement of the Regulation will be carried out by both national regulators (for the U.K., the Information Commissioner) and the Commission, and the regulators will also now have the new power to impose greater fines for any breaches of the data protection requirements of up to 4% of a firm’s global turnover.

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

The U.K. is due to formally leave the European Union at the end of March 2019 following the Brexit referendum held in June 2016 and triggering of Article 50 of the Treaty on the Functioning of the European Union to start the formal exit process on March 29, 2017. In the meantime, the U.K. remains a full member of the

EU, although its influence over rule-making is significantly reduced. The U.K. and EU are currently in a negotiating process on the terms of exit and future relationship agreement. In December 2017, political agreement was reached on Phase 1 issues covering the exit bill, the rights of citizens and the Irish border, although some details still need to be finalized. Subsequently, in March 2018 a status quo transition period was agreed meaning the U.K. will continue to be an EU member on current terms, without input into the rule-making process, until December 2020. Both the Phase 1 issues and agreement on transition are provisional and will need to be formally signed off by both sides, which is expected in late 2018. Separately, the U.K. Government has proposed domestic legislation, the EU (Withdrawal) Bill, to repeal the European Communities Act 1972 that gives primacy to aspects of EU law and transposes current EU-derived law into U.K. legislation to provide continuity. The U.K. financial services sector currently relies on access to the EU single market to conduct business across borders within the EU. Both sides have emphasized the need for continued good access, but the terms of the future relationship will not start to become clear until detailed talks start in late 2018. On May 25, 2018, Nomura Financial Products Europe GmbH, a Nomura subsidiary domiciled in Germany, has been granted a securities trading license by the German regulator (“BaFin”). Nomura’s plans are well advanced and the license represents a major step towards ensuring that all current client and counterparty relationships, and access to Nomura products and services, will continue without disruption after the U.K. leaves the EU.

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

Overseas

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading

Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2017 and 2018, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. As of March 31, 2017 and 2018, NEHS, NIP and NBI were in compliance with relevant regulatory capital related requirements. On May 25, 2018, Nomura Financial Products Europe GmbH, a Nomura subsidiary domiciled in Germany, has been granted a securities trading license by the German regulator (“BaFin”).

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2017 and 2018, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

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

In order to achieve our management objectives, we are primarily focusing on ensuring that profits are recorded by all divisions and regions. We have committed ourselves to continuing business model transformation in Japan as well as aiming to improve profitability of our overseas operations under Vision C&C slogan, so that we will be able to build a solid foundation to generate profits even under severe market environments.

We will ensure a flexible and robust response to changes in the global operating environment related to international financial regulations and progress in various digital initiatives; and make efforts to monitor the international political situation which is changing rapidly, so that we will be able to maintain a robust financial position and to use management resources effectively by improving capital efficiency.

The challenges and strategies in each division are as follows:

•	Retail Division

In Retail Division, under the basic philosophy of “placing our clients at the heart of everything we do,” we provided consulting services to further become a “financial institution that is needed by many people” by responding to diversifying needs and wishes. We continue to support elderly clients with their family in Japan experiencing a rapidly aging and shrinking population, and expand the client base including next-generation clients for their asset management. We also focus on providing a broad range of value-adding solutions to clients including discretionary investments not only through face-to-face consulting services, but also through seminars and online and call center channels with the aim of earning clients’ trust.

•	Asset Management Division

We aim to increase assets under management and expand our client base in (i) our investment trust business, by providing clients with a diverse range of investment opportunities to meet investors’ various needs, and (ii) our investment advisory business, by providing value-adding investment services to our clients on a global basis. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance and to meet clients’ various needs.

•	Wholesale Division

In addition to the needs of our clients becoming increasingly more sophisticated, the Wholesale Division also faces challenges presented by the technological revolution, that may result in market changes which fundamentally affect the form of our traditional business. In order to keep step with such changes as well as to ensure our ability to provide our clients with added value, we will continue to seek the enhancement of our connectivity across Global Markets, Investment Banking and other Divisions around the globe as part of our sustained efforts to provide highly sought-after products and services to the markets.

Global Markets has been focusing on delivering differentiated and competitive products and solutions to our clients by leveraging our global capabilities in trading, research, and global distribution. We aim to provide uninterrupted liquidity to our clients across asset classes and markets, and strive to offer best-in-class market access and execution services. Additionally, Global Markets will gear up for the digital transformation of our business.

In Investment Banking, while we have seen a recent reemergence of geopolitical risk, our clients have continued their efforts to globalize their businesses. In order to be able to meet their needs, we have continued to enhance our cross-border M&A capabilities and supported our clients’ capital raising activities both in Japan and in other international regions. Going forward, we will continue to provide our clients with cutting edge services and products across M&A, capital raising and solutions.

•	Merchant Banking Division

The Merchant Banking Division will primarily provide equity as a new solution for business reorganizations and revitalizations, business succession as well as management buyouts. In Nomura Group, Retail Division has been making efforts to bolster its consulting services, while the group’s Wholesale Division has been offering creative solutions leveraging its strengths in Investment Banking and Global Markets. In order to respond to clients’ growing need for a wider range of solutions, the Merchant Banking Division will, under proper management of risk, focus on support for improving the enterprise value of portfolio companies, and will contribute to expansion of the private equity market.

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

Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust through various measures. We will strive to maintain a sound corporate culture through these initiatives. We will also further enhance and reinforce our internal control framework, which includes measures to prevent insider trading and solicitation of unfair dealing, by ensuring that all of our executive officers and employees continually maintain the highest level of business ethics expected from professionals engaged in the capital markets.

Through the efforts described above, we are strengthening the earnings power of the entire Nomura Group and working to achieve our management targets and to maximize corporate value. We will advance cooperation across regions and among our four Divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as “Asia’s global investment bank”.

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

During the fiscal year ended March 31, 2018, Nomura Research Institute, Ltd. (“NRI”), an affiliate in which we hold, directly and indirectly, 38.5 % of the outstanding share capital, has engaged in meetings and discussions on potential business development with entities that are or may be owned or controlled by the Government of Iran. There were no revenues or profits arising directly from these meetings and discussions.

In addition, NRI entered into several contracts with an investment and development company and a governmental organization, both of which are owned or controlled by the Government of Iran, pursuant to which NRI agreed to perform benchmark investigations, conduct comparative analyses and provide other consulting services to facilitate development projects. During the period covered by this report, these contracts and related activities generated gross revenues of ¥8,579,814. Due to costs of providing services, there were no profits attributable to these contracts.

Further, NRI entered into contracts with another entity pursuant to which NRI receives certain services related to the work that NRI is performing for the aforementioned investment and development company and governmental organization. These contracts did not, on their own, generate any revenues or profits for NRI. After consultation with NRI and on the basis of information publicly available to us, we believe that this other entity is a private entity that is not owned or controlled by the Government of Iran.

NRI also made payments to the Government of Iran to obtain entry visas to travel to Iran in connection with the activities described above.

Sanctions relief regarding Iran was implemented in 2016 in accordance with the Joint Comprehensive Plan of Action (“JCPOA”) reached by the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States), Germany, the EU, and Iran to ensure that Iran’s nuclear program is used for peaceful purposes. Despite the JCPOA, certain activities, including transactions involving targeted Iran-related persons and entities and transactions that implicate U.S. jurisdiction, remain subject to sanctions. However, on May 8, 2018, President Trump announced his decision to cease the United States’ participation in the JCPOA and to re-impose the U.S. nuclear-related sanctions targeting Iran that were lifted under the JCPOA. In conjunction with this announcement, President Trump issued a National Security Presidential Memorandum (“NSPM”) directing the Secretary of State and the Secretary of the Treasury to prepare immediately for the re-imposition of all of the U.S. sanctions lifted or waived in connection with the JCPOA, to be accomplished as expeditiously as possible and in no case later than 180 days from the date of the NSPM. As a result, new business that is contrary to the re-imposed sanctions will be sanctionable immediately upon re-imposition, and business that pre-dates May 8, 2018 will be subject to wind-down periods of 90 days or 180 days, as applicable, following which parties will be exposed to the risk of sanctions or an enforcement action under U.S. law.

In light of the above, NRI intends to discontinue the activities described above.

C. Organizational Structure.

The following table lists the Company and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Financial Partners Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd.	Japan	100
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
N-Village Co., Ltd.	Japan	100
Nomura Capital Partners Co., Ltd.	Japan	100
Nomura Asia Pacific Holdings Co., Ltd.	Japan	100
Nomura Asia Holding N.V.	The Netherlands	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Australia Limited	Australia	100
P.T. Nomura Sekuritas Indonesia	Indonesia	96
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Capital Nomura Securities Public Co., Ltd.	Thailand	86
Nomura International Funding Pte. Ltd.	Singapore	100

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2018, our principal head office is located in Tokyo, Japan and occupies 972,052 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 125,184 square feet, our Nagoya branch office, which occupies 82,914 square feet, and the head office of NAM in Tokyo, which occupies 176,453 square feet.

As of March 31, 2018, our major offices outside Japan are the head offices of NIP located in London, which occupies 455,907 square feet, the New York head office of Nomura Securities International, Inc., which occupies 159,211 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 146,389 square feet. We lease most of our overseas office space.

As of March 31, 2018, the major office of Nomura Services India Private Limited, our specialized service company in India, occupies 413,517 square feet.

As of March 31, 2018, the aggregate book value of the land and buildings we owned was ¥166 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥45 billion.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2018 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

Business Environment

Japan

The Japanese economy showed firm growth. Japan’s real gross domestic product (“GDP”) grew by a relatively high quarter-on-quarter annualized rate of 1.9% in January-March 2017, and increased momentum thereafter, with growth of 2.4% in both April-June and July-September, before slowing to growth of 1.6% in October-December. Exports were firm, reflecting growth in the global economy, a cyclical recovery in capital expenditure particularly in the U.S. and Europe, an increase in labor-saving demand in China, and a rise in demand for semiconductors for new smartphone models, the internet of things (IoT), and artificial intelligence. In Japan, capital expenditure grew in response to demand for labor-saving technology aimed at tackling the labor shortage, and construction demand ahead of the 2020 Tokyo Olympic Games and in response to rising numbers of overseas visitors to Japan. Public works investment included in the government’s 2016 economic stimulus package also underpinned demand in the first half of fiscal 2017. While growth in employment was firm, wages growth was generally weak, and this combined with unfavorable summer weather resulted in sluggish growth in consumer spending. At the start of the year, cyclical growth in exports and capital expenditure slowed, and the impact of heavy snowfall on the transport network weighed heavily on consumer spending as did a rise in fresh food prices. Rising expectations of a shift to normalized monetary policy amid a gradual rise in global wage growth and inflation, and concerns over the U.S. administration’s increasingly protectionist stance, triggered a correction in equities, also dampening corporate and household sentiment.

Corporate earnings appear to have risen for a second consecutive year owing to continued domestic and overseas economic growth, and a weaker yen versus the U.S. dollar in the fiscal year ended in March 2017 compared with the fiscal year ended in March 2016. Profits rose in most sectors, and we estimate that overall recurring profit growth at Japanese companies exceeded 10% for the first time in four years. The largest contribution to profit growth came from the electronics/precision sector, which benefited from strong demand for semiconductor production equipment (“SPE”), due to growing demand for flash memory and automotive semiconductors on the shift toward electrified cars and autonomous driving, and FA systems and other industrial applications. Major contributions to profit growth are also expected from the chemicals, trading companies, automobiles, and machinery sectors. The chemicals sector benefited from a rise in basic materials prices, reflecting growth in the global economy; in the trading companies sector earnings performed well in resource fields owing to stable, high resource prices, and were also solid in non-resource areas, such as transportation & construction systems and lifestyle/consumer-related businesses; in the automobiles sector sales of hybrid vehicles rose substantially owing to a shift away from diesel in Europe amid environmental concerns; and in the machinery sector, FA and robotics-related businesses performed well owing to labor shortages and increased demand for more advanced industrial technology, and construction and mining equipment demand recovered. As of April 6, 2018, we estimate that recurring profits at major Japanese companies (those in the Russell/Nomura Large Cap Index), rose by 16.2% year-on-year, thus improving sharply from the 1.4% rise recorded in the fiscal year ended March 31, 2017. Reflecting an impact from tax reforms in the U.S., return on equity (“ROE”) was 10.3% for the year ended March 31, 2017, which was higher than the most recent peak of 10.1% recorded in the year ended March 31, 2006.

Foreign exchange markets were strongly influenced by overseas political events. At the end of March 2017, the Japanese Yen was trading at around ¥111 versus the U.S. Dollar. At the beginning of fiscal 2017, amid concerns over the risk of an ultra-right candidate in favor of leaving the euro being elected in the French presidential elections in May, coupled with military provocation by North Korea, the Japanese Yen strengthened to ¥108.00-108.50 against the U.S. currency, as investors purchased the Japanese Yen as a last resort as the Japanese Yen interest rates are the least likely to fall. However, market concerns proved groundless, resulting in a recovery to around ¥114 in the dollar/yen exchange rate in the first 10 days of May. Thereafter, the U.S. Dollar weakened against the Japanese Yen consistently with every increase in uncertainty over the U.S. administration’s policy management. Furthermore, in early September, military provocation by North Korea coincided with a major hurricane in the U.S., resulting in the dollar/yen rate hitting 107.00-107.50 at one point, its lowest level since the beginning of the year. Concerns over geopolitical risk receded thereafter, and against that backdrop the dollar/yen exchange rate gained upward momentum, to recover to the ¥114 level in the latter half of October, after which it traded in a narrow range of ¥111-114 through the end of December. In the beginning of 2018, however, the U.S. Dollar weakened substantially amid concerns over a deterioration in U.S. fiscal conditions, and in February amid global share price declines investors bought the Japanese Yen as a last resort. As of the end of March 2018, the dollar-yen rate had reached around ¥106. The euro-yen rate started fiscal 2017 at ¥118, and before the French presidential election had fallen to around ¥115. Once the election was over, investor money returned to European equities and bonds, which had previously been sold in response to political risk, and against that backdrop the euro strengthened consistently against the Japanese Yen through September, as a result of which the euro/yen exchange rate reached ¥134. However, ECB members notably started to voice concerns over the euro’s rapid rise, and this limited upside in the euro/yen rate from October onwards, keeping it in a range of ¥132-136 through January. In February, sharp falls in global equities prompted position adjustments on forex markets. The euro, which had been the subject of increased net buying, fell particularly against the Japanese Yen, and by the end of March 2018, the euro/yen exchange rate was at around the ¥130 level.

Overseas

The global economy continued to see a steady recovery in both emerging and industrialized nations alike. There has been a sustained recovery in the global economy since the sharp contraction triggered by the 2008 global financial crisis and inflation too has been largely muted. While the world’s major central banks have largely maintained an accommodative financial environment, they have started to take steps to move policy gradually towards tightening. In the U.S., the FRB (Federal Reserve Board) has continued to raise interest rates since 2015 against a backdrop of a strong domestic economy and improvement in global economic sentiment. Central banks in Japan and Europe, meanwhile, have maintained their large-scale quantitative easing programs, but the ECB (European Central Bank) has been providing greater clarity about halting its asset purchase program in 2018. In emerging economies, a feared sharp slowdown in economic growth in China following the 19th National Congress of the Communist Party of China failed to materialize, and stable growth has continued. In India, the economy has returned to a high growth trajectory following a slowdown in the first half of 2017. In Brazil, Russia, and some other resource-rich/oil-producing nations, firm resource prices helped ensure growth in real GDP in 2017.

In the U.S., the FRB continued to raise interest rates at a gradual pace amid steady growth in both the domestic and overseas economies. The target range for the federal funds rate (policy interest rate) was 1.5-1.75% at the end of March 2018, up 0.75bp from 0.75-1.00% at the end of March 2017. In October 2017, the FRB also started to shrink its balance sheet by decreasing its reinvestment of principal payments received from securities. Due in part to the FRB’s detailed explanation in advance of how it would shrink its balance sheet to financial market participants, there was no sharp rise in long-term interest rates through December 2017.

The U.S. Congress agreed to a large-scale expansion of fiscal spending, including passing a 10-year $1.5 trillion tax package in December 2017 and approving a two-year $300 billion increase in government spending in February 2018. While measures such as the reduction in the U.S. corporation tax was welcomed by equity market investors, long-term interest rates rose sharply from the start of 2018 and share prices fell on concerns over expansion of the U.S.’s fiscal deficit and the issuance of more government debt securities.

Real GDP growth of 2.3% in 2017 marked faster growth than the 1.5% registered in 2016. Inflation rose 2.4% year-on-year in March 2018, unchanged from the 2.4% reading in March 2017. Corporate earnings based on national income statistics rose 4.4% year-on-year in 2017, a return to growth after a decline of 2.1% in 2016. U.S. share prices continued to rise through January 2018 due to the strength of the domestic and overseas economies and the cut in the corporation tax rate, but fell sharply in February following a rise in long-term interest rates, and share prices have thereafter remained highly volatile due to uncertainty over the Trump administration’s trade policies. The Dow Jones Industrial Average advanced 16.6% to 24,103 at the end of March 2018, from 20,663 at the end of March 2017. The yield on 10-year U.S. Treasuries was 2.74% at the end of March 2018, up 35bp from 2.39% at the end of March 2017.

The European economy was solid in 2017. With the Chinese economy improving and the U.S. economy firm, growth in eurozone exports picked up and capital expenditure was buoyant, with real GDP growth of 2.5% marking the strongest growth since the 3.0% registered in 2007. Against the backdrop of a strong eurozone economy, the ECB said that downside risks to inflation had receded and in October 2017, it announced that it would start tapering its monetary easing program by halving its monthly asset purchases from January 2018. However, the ECB displayed a more conservative stance on raising interest rates in the near term in view of lackluster wage growth in the eurozone and a lack of underlying inflationary pressure. The yield on German 10-year government bonds rose to only around 0.5% at the end of March 2018, from 0.3-0.4% at the end of March 2017, with these low yields due in part to the ECB’s cautious stance on raising interest rates in the near term. The U.K. economy also performed well in 2017 and U.K. real GDP growth of 1.8% exceeded the Bank of England’s (BOE) forecasts made in the wake of the referendum on leaving the EU in June 2016. In order to counter faster-than-expected inflation in the U.K., the BOE raised its policy interest rate for the first time in around 10 years in November 2017.

In Asia, real GDP growth came in at 6.9% year-on-year in China in 2017, which represented a modest acceleration from 6.7% growth in 2016. This growth owed to the recovery in real estate prices spreading to China’s interior cities, as well as increased infrastructure investment delivered via public-private partnership. Growth in capital expenditure had been slowing but has now bottomed. In 2018, we expect further efforts to strengthen controls on local government debt and restructure debt at state-owned companies, but government support for strategic new industries and firm consumer spending should lend support to the economy. In India, the economy has recovered from temporary economic disruption stemming from the withdrawal of high-denomination banknotes in November 2016 and the introduction of a Goods and Services Tax (GST) in July 2017. The government is also making progress with structural reforms, including strengthening infrastructure investment, resolving the issue of non-performing loans at financial institutions, and easing regulations governing inward direct investment. In Indonesia, business conditions continued to improve against the backdrop of greater deregulation, and we expect government initiatives, including spending on infrastructure, to promote further investment. In the Philippines, we expect strong economic growth to continue on the back of robust domestic demand.

Executive Summary

During the fiscal year ended March 31, 2018, the global economy continued to see solid recovery, both in advanced and developing economies. In the U.S., acceleration in the real GDP growth rate continued from 2016. The U.S. Congress approved a major tax cut worth $1.5 trillion over 10 years and agreed to increase spending by $300 billion over two years, undertaking a massive fiscal expansion. Reflecting solid economic growth in the U.S. and elsewhere, the FRB has continued to raise interest rates at a moderate pace. In Europe, including the U.K., the underlying economy was favorable, buoyed by improving Chinese economic conditions and solid growth in the U.S. economy, both of which supported renewed acceleration in exports, and by firm capital expenditure. In Asia ex-Japan, growth in the Chinese economy picked up speed on a recovery in real estate prices and higher infrastructure spending by public-private partnerships. In other countries in Asia, improvement in the business environment on infrastructure spending and deregulation has supported solid economic conditions.

Meanwhile, the Japanese economy expanded at a favorable pace. Exports were steady owing to cyclical recovery in capital expenditure in the U.S. and Europe, growth in automation demand from Chinese production facilities, and global growth in demand for semiconductor-related products. In Japan, higher automation demand and construction demand contributed to an expansion in capital expenditure. While employment increased steadily, growth in wages was weak overall, and consumer spending stagnated, dampened in part by adverse weather conditions. Corporate earnings were firm and Japanese equities, along with equities on major stock markets worldwide, showed a solid performance. In the second half of the fiscal year, market volatility increased on expectations for accelerated interest rate hikes in the U.S. and on concerns about trade friction between the U.S. and China. The Tokyo Stock Price Index (“TOPIX”) rose from 1,512.60 at the end of March 2017 to 1,716.30 at the end of March 2018, and the Nikkei Stock Average rose from 18,909.26 at the end of March 2017 to 21,454.30 at the end of March 2018. While the Japanese Yen was trading at around ¥111-112 versus the U.S. Dollar at the end of March 2017, the dollar/yen exchange rate fluctuated sharply in both directions owing to geopolitical risks, including North Korea’s military provocations. The Japanese Yen strengthened sharply after the start of 2018 on concerns about a worsening in U.S. government finances, ending up at around 106-107 at the end of March 2018. The yield on Japanese government debt securities fluctuated in a narrow range owing to the Bank of Japan’s yield curve control policy. The yield on newly issued 10-year Japanese government debt securities was 0.045% at the end of March 2018.

From a regulatory perspective, in addition to the implementation of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura has been identified as a Domestic Systemically Important Bank. Nomura will continue to monitor closely and take necessary measures in responding to wide-ranging reforms as part of the global tightening of financial regulations. Also, as the uncertainty surrounding Brexit persists, Nomura plans and implements proper initiatives for addressing changes in the global business environment, including the enforcement of MiFID II in EMEA.

While our environment is changing drastically, based on our basic philosophy of “placing our clients at the heart of everything we do,” we have continued to transform our domestic business model of Retail Division, and have worked on improving the profitability of our international operations. Also, with the establishment of Merchant Banking Division in January 2018, as a new solution for clients, we have embarked on principal business to primarily provide equity to transactions such as business reorganization and revitalization, business succession as well as management buyout.

As a result of these efforts, we generated net revenue of ¥1,497.0 billion for the year ended March 31, 2018, a 6.7% increase from the previous fiscal year. Non-interest expenses increased by 8.2% to ¥1,168.8 billion, income before income taxes was ¥328.2 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥219.3 billion. Return on equity (“ROE”) was 7.9%. Diluted EPS(1) for the year ended March 31, 2018 was ¥61.88, a decrease from ¥65.65 for the year ended March 31, 2017.

We have decided to pay a dividend of ¥11 per share to shareholders of record as of March 31, 2018. As a result, the total annual dividend was ¥20 per share.

In our Retail Division, net revenue for the year ended March 31, 2018 increased by 10.3% from the previous fiscal year to ¥412.9 billion. Non-interest expenses increased by 3.4% to ¥309.8 billion. As a result, income before income taxes increased by 37.9% to ¥103.1 billion. Under the basic philosophy of “placing our clients at the heart of everything we do,” we provided consulting services to become “the most trusted partner” by understanding and meeting their diversified demands and needs. This fiscal year, we made substantial organizational changes where we can provide better services and interactive solutions to clients. As a result, client assets of the investment trust and discretionary investment grew, and the number of consulting businesses such as inheritance and business succession plans increased steadily.

In our Asset Management Division, net revenue for the year ended March 31, 2018 increased by 28.1% from the previous fiscal year to ¥127.3 billion. Non-interest expenses increased by 7.1% to ¥61.2 billion. As a result, income before income taxes increased by 56.3% to ¥66.2 billion. In the investment trust business, we delivered a strong performance mainly led by ETFs and funds distributed via banks contributing to the increase in assets under management. In the investment advisory business, we saw continued asset inflow from large domestic public pensions, partially offset by outflow overseas. As a result, assets under management increased from the end of the previous fiscal year as of Mach 31, 2018. In this fiscal year, we delivered gains related to American Century Investments.

In our Wholesale Division, net revenue for the year ended March 31, 2018 decreased by 3.2% from the previous fiscal year to ¥715.3 billion. Non-interest expenses increased by 6.4% to ¥614.7 billion. As a result, income before income taxes decreased by 37.7% to ¥100.6 billion. In Global Markets, the year ended March 2018 was a challenging year for the industry, marked by low client volumes amid low volatility that prevailed for most of the year. In this environment, Global Markets delivered a robust performance but moderate decline compared with the previous fiscal year. Strong performance in Equities was led by a booming global equity market, offsetting slowdown in Fixed Income due to low clients’ activity. Performance within Global Markets was also adversely impacted by losses in connection with a specific margin loan. For Investment Banking, globally our core business expanded resulting in revenues increasing year on year. In Japan, our participation in multiple high-profile M&A mandates and our continued provision of cutting edge products to our underwriting clients have resulted in year on year revenue growth. Additionally, our firm has achieved 1st place M&A and ECM (the finance business, such as equity and equity-related offerings) league table rankings. In international regions, the Americas and Asia have achieved their highest recorded revenues since the year ended March 2010, supported by participation in M&A transactions and the provision of related financing and execution of numerous interest rate, FX and solutions transactions. Performance within Investment Banking was also adversely impacted by losses in connection with a specific margin loan.

(1)	Diluted net income attributable to Nomura Holdings’ shareholders per share.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2016, 2017 and 2018.

	Millions of yen, except percentages
	Year ended March 31
	2016	2017	2018
Non-interest revenues:
Commissions	¥431,959	¥327,129	¥373,313
Fees from investment banking	118,333	92,580	101,663
Asset management and portfolio service fees	229,006	216,479	245,616
Net gain on trading	354,031	475,587	442,885
Gain (loss) on private equity investments	13,761	1,371	(869)
Gain (loss) on investments in equity securities	(20,504)	7,708	2,683
Other	156,460	153,626	221,192

Total Non-interest revenues	1,283,046	1,274,480	1,386,483
Net interest revenue	112,635	128,717	110,486

Net revenue	1,395,681	1,403,197	1,496,969
Non-interest expenses	1,230,523	1,080,402	1,168,811

Income before income taxes	165,158	322,795	328,158
Income tax expense	22,596	80,229	103,866

Net income	¥142,562	¥242,566	¥224,292
Less: Net income attributable to noncontrolling interests	11,012	2,949	4,949

Net income attributable to NHI shareholders	¥131,550	¥239,617	¥219,343

Return on equity	4.9%	8.7%	7.9%

Net revenue increased by 7% from ¥1,403,197 million for the year ended March 31, 2017 to ¥1,496,969 million for the year ended March 31, 2018. This increase is primarily driven by higher contribution from Commissions and Asset management and portfolio service fees in Retail and Asset Management. Commissions increased by 14% from ¥327,129 million for the year ended March 31, 2017 to ¥373,313 million for the year ended March 31, 2018 primarily due to an increase in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Fees from investment banking increased by 10% from ¥92,580 million for the year ended March 31, 2017 to ¥101,663 million for the year ended March 31, 2018 primarily due to increase in revenue from M&A and our solution business associated with fund raising. Asset management and portfolio service fees increased by 13% from ¥216,479 million for the year ended March 31, 2017 to ¥245,616 million for the year ended March 31, 2018 primarily due to an increase in assets under management driven by positive net inflows into ETFs and investment trusts for discretionary investments. Net gain on trading decreased by 7% from ¥475,587 million for the year ended March 31, 2017 to ¥442,885 million for the year ended March 31, 2018, primarily driven by slower performance in our Fixed Income business and losses recognized in connection with a specific margin loan transaction. Net gain on trading also included total losses of ¥0.5 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spreads during the fiscal year. Gain (loss) on private equity investments were ¥1,371 million for the year ended March 31, 2017 and ¥(869) million for the year ended March 31. Other increased by 44% from ¥153,626 million for the year ended March 31, 2017 to ¥221,192 million for the year ended March 31, 2018, primarily driven by gains from the liquidation of an investment in a foreign entity and gains from the sale of our controlling financial interest in Asahi Fire and Marine Insurance Co., Ltd.

Net revenue increased by 1% from ¥1,395,681 million for the year ended March 31, 2016 to ¥1,403,197 million for the year ended March 31, 2017. This increase is primarily due to high performance in Global Markets in the American and European regions. Commissions decreased by 24% from ¥431,959 million for the year ended March 31, 2016 to ¥327,129 million for the year ended March 31, 2017 primarily due to a decrease in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Fees from investment banking decreased by 22% from ¥118,333 million for the year ended March 31, 2016 to ¥92,580 million for the year ended March 31, 2017 primarily due to decrease in revenue from ECM. Asset management and portfolio service fees decreased by 5% from ¥229,006 million for the year ended March 31, 2016 to ¥216,479 million for the year ended March 31, 2017 primarily due to a decrease in assets under management early in the fiscal year. Net gain on trading increased by 34% from ¥354,031 million for the year ended March 31, 2016 to ¥475,587 million for the year ended March 31, 2017, primarily driven by high performance in our Fixed Income business. Net gain on trading also included total losses of ¥20.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spreads during the fiscal year. Gain on private equity investments decreased by 90% from ¥13,761 million for the year ended March 31, 2016 to ¥1,371 million for the year ended March 31, 2017 primarily due to lack of gains from the sale of our investment in Mitsui Life Insurance during the previous fiscal year. Other decreased by 2% from ¥156,460 million for the year ended March 31, 2016 to ¥153,626 million for the year ended March 31, 2017.

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

Net revenue decreased by 13% from ¥1,604,176 million for the year ended March 31, 2015 to ¥1,395,681 million for the year ended March 31, 2016. This decrease is primarily due to slower performance in our Fixed Income business as a result of the challenging trading environment and the impact of settlement of legal proceedings with Banca Monte dei Paschi di Siena SpA (“MPS”). Commissions decreased by 5% from ¥453,401 million for the year ended March 31, 2015 to ¥431,959 million for the year ended March 31, 2016 primarily due to a decrease in commissions received from the distribution of investment trusts in Japan. Fees from investment banking increased by 24% from ¥95,083 million for the year ended March 31, 2015 to ¥118,333 million for the year ended March 31, 2016 primarily due to revenue from M&A, ECM and our solution businesses associated with fund raising. Asset management and portfolio service fees increased by 13% from ¥203,387 million for the year ended March 31, 2015 to ¥229,006 million for the year ended March 31, 2016 primarily due to an increase in assets under management driven by positive net inflows into ETFs and investment trusts for discretionary investments. Net gain on trading decreased by 33% from ¥531,337 million for the year ended March 31, 2015 to ¥354,031 million for the year ended March 31, 2016, primarily driven by slower performance in our Fixed Income business and the impact of settlement of legal proceedings with MPS. Net gain on trading also included total gains of ¥28.3 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net gain was primarily due to the widening of Nomura’s credit spreads during the period. Gain on private equity investments increased by 150% from ¥5,502 million for the year ended March 31, 2015 to ¥13,761 million for the year ended March 31, 2016. Other decreased by 11% from ¥175,702 million for the year ended March 31, 2015 to ¥156,460 million for the year ended March 31, 2016, primarily due to unrealized losses from our investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) and a decrease in net income from other affiliated companies.

Net interest revenue was ¥112,635 million for the year ended March 31, 2016, ¥128,717 million for the year ended March 31, 2017 and ¥110,486 million for the year ended March 31, 2018. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2018, interest revenue, including a dividend from our investment in American Century Investments increased by 33%, and interest expense increased by 52% from the year ended March 31, 2017. As a result, Net interest revenue for the year ended March 31, 2018 decreased by ¥18,231 million from the year ended March 31, 2017. For the year ended March 31, 2017, interest revenue, including a dividend from American Century Investments, was largely unchanged and interest expense decreased by 5% from the year ended March 31, 2016. As a result, Net interest revenue for the year ended March 31, 2017 increased by ¥16,082 million from the year ended March 31, 2016.

Gain (loss) on investments in equity securities was ¥(20,504) million for the year ended March 31, 2016, ¥7,708 million for the year ended March 31, 2017 and ¥2,683 million for the year ended March 31, 2018. This includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses for the year ended March 31, 2018 increased by 8% from ¥1,080,402 million for the year ended March 31, 2017 to ¥1,168,811 million primarily due to an increase in compensation and benefits in connection with deferred compensation and provisions of slightly over ¥30.0 billion in connection with legacy transactions in the Americas.

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

Income before income taxes was ¥165,158 million for the year ended March 31, 2016, ¥322,795 million for the year ended March 31, 2017 and ¥328,158 million for the year ended March 31, 2018.

We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Nomura’s domestic effective statutory tax rate was approximately 33% for the fiscal year ended March 31, 2016, approximately 31% for the fiscal year ended March 31, 2017 and approximately 31% for the fiscal year ended March 31, 2018. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2018 was ¥103,866 million, representing an effective tax rate of 31.7%. The significant factors causing the difference between the effective tax rate of 31.7% and the effective statutory tax rate of 31% was the effect of changes in foreign tax laws which increased the effective tax rate by 23.5%, partially offset by changes in deferred tax valuation allowances, which decreased the effective tax rate by 22.8%.

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

Income tax expense for the year ended March 31, 2016 was ¥22,596 million, representing an effective tax rate of 13.7%. The significant factors causing the difference between the effective tax rate of 13.7% and the effective statutory tax rate of 33% were changes in deferred tax valuation allowances which increased the effective tax rate by 36.1% but partially offset by tax benefits recognized on the devaluation of investment in subsidiaries and affiliates which decreased the effective tax rate by 54.8%.

Net income attributable to NHI shareholders was ¥131,550 million for the year ended March 31, 2016, ¥239,617 million for the year ended March 31, 2017 and ¥219,343 million for the year ended March 31, 2018. Our return on equity for the year ended March 31, 2016, 2017 and 2018 was 4.9%, 8.7% and 7.9%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on our Retail, Asset Management and Wholesale Divisions and we disclose business segment information in accordance with this structure. Realized gain on investments in equity securities held for operating purposes, our share of equity in the earnings (losses) of affiliates, corporate items and other financial adjustments (including operating result of Merchant Banking Division) are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview”of this annual report and Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

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

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2016	2017	2018
Non-interest revenues	¥429,948	¥369,503	¥406,295
Net interest revenue	5,686	4,931	6,613

Net revenue	435,634	374,434	412,908
Non-interest expenses	308,003	299,642	309,771

Income before income taxes	¥127,631	¥74,792	¥103,137

Net revenue increased by 10% from ¥374,434 million for the year ended March 31, 2017 to ¥412,908 million for the year ended March 31, 2018 as a result of an increase in retail investors’ transactions of stocks and investment trusts under the strong market condition.

Net revenue decreased by 14% from ¥435,634 million for the year ended March 31, 2016 to ¥374,434 million for the year ended March 31, 2017, primarily due to a lack of activity by retail investors because of market uncertainty.

Non-interest expenses increased by 3% from ¥299,642 million for the year ended March 31, 2017 to ¥309,771 million for the year ended March 31, 2018, primarily due to an increase in system-related expenses.

Non-interest expenses decreased by 3% from ¥308,003 million for the year ended March 31, 2016 to ¥299,642 million for the year ended March 31, 2017, primarily due to decreases in compensation and benefits and information technology-related expenses.

Income before income taxes was ¥127,631 million for the year ended March 31, 2016, ¥74,792 million for the year ended March 31, 2017, and ¥103,137 million for the year ended March 31, 2018.

The following table shows the breakdown of Retail non-interest revenues for the year ended March 31, 2017 and 2018.

	Millions of yen
	Year ended March 31
	2017	2018
Commissions	¥171,834	¥192,715
Brokerage commissions	62,796	82,210
Commissions for distribution of investment trusts	82,265	87,055
Other commissions	26,773	23,450
Net gain on trading	85,269	91,469
Fees from investment banking	27,292	25,951
Asset management fees	81,761	93,582
Others	3,347	2,578

Non-interest revenues	¥369,503	¥406,295

Commissions increased by 12% from ¥171,834 million for the year ended March 31, 2017 to ¥192,715 million for the year ended March 31, 2018, primarily due to an increase in sales of stocks and investment trusts. Net gain on trading increased by 7% from ¥85,269 million for the year ended March 31, 2017 to ¥91,469 million for the year ended March 31, 2018. Fees from investment banking decreased by 5% from ¥27,292 million for the year ended March 31, 2017 to ¥25,951 million for the year ended March 31, 2018, primarily due to smaller transaction of ECM. Asset management fees increased by 14% from ¥81,761 million for the year ended March 31, 2017 to ¥93,582 million for the year ended March 31, 2018, primarily due to an increase in client assets. Others decreased by 23% from ¥3,347 million for the year ended March 31, 2017 to ¥2,578 million for the year ended March 31, 2018.

Retail Client Assets

The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2017 and 2018. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2017
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥60.2	¥11.7	¥(11.9)	¥6.3	¥66.3
Bonds	17.3	25.9	(24.9)	(0.7)	17.6
Stock investment trusts	8.6	3.4	(3.4)	0.2	8.8
Bond investment trusts	7.3	1.4	(1.3)	(0.1)	7.3
Overseas mutual funds	1.4	0.1	(0.2)	—	1.3
Others	5.8	1.4	(0.6)	(0.2)	6.4

Total	¥100.6	¥43.9	¥(42.3)	¥5.5	¥107.7

	Trillions of yen
	Year ended March 31, 2018
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥66.3	¥13.7	¥(11.9)	¥7.6	¥75.7
Bonds	17.6	31.5	(30.1)	(1.1)	17.9
Stock investment trusts	8.8	3.9	(3.5)	(0.1)	9.1
Bond investment trusts	7.3	0.8	(0.5)	(0.5)	7.1
Overseas mutual funds	1.3	0.1	(0.1)	(0.1)	1.2
Others	6.4	0.8	(0.6)	0.1	6.7

Total	¥107.7	¥50.8	¥(46.7)	¥5.9	¥117.7

Retail client assets increased by ¥10.0 trillion from ¥107.7 trillion as of March 31, 2017 to ¥117.7 trillion as of March 31, 2018. The balances of our clients’ equity and equity-related products increased by ¥9.4 trillion from ¥66.3 trillion as of March 31, 2017 to ¥75.7 trillion as of March 31, 2018, mainly due to the turnaround of Japanese equity market and increase of net inflows. The balances of our clients’ investment trusts had been flat and was ¥17.4 trillion as of March 31, 2018.

Retail client assets increased by ¥7.1 trillion from ¥100.6 trillion as of March 31, 2016 to ¥107.7 trillion as of March 31, 2017. The balances of our clients’ equity and equity-related products increased by ¥6.1 trillion from ¥60.2 trillion as of March 31, 2016 to ¥66.3 trillion as of March 31, 2017, primarily due to a turnaround within the Japanese equity market. The balances of our clients’ investment trusts increased by ¥0.1 trillion from ¥17.3 trillion as of March 31, 2016 to ¥17.4 trillion as of March 31, 2017.

Asset Management

Our Asset Management Division is conducted principally through Nomura Asset Management Co., Ltd. (“NAM”). We earn portfolio management fees through the development and management of investment trusts, which are distributed through Nomura Securities Co., Ltd. (“NSC”), other brokers, banks and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues generally consist of asset management and portfolio service fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2016	2017	2018
Non-interest revenues	¥91,014	¥90,025	¥118,545
Net interest revenue	4,395	9,402	8,792

Net revenue	95,409	99,427	127,337
Non-interest expenses	58,743	57,094	61,167

Income before income taxes	¥36,666	¥42,333	¥66,170

Net revenue increased by 28% from ¥99,427 million for the year ended March 31, 2017 to ¥127,337 million for the year ended March 31, 2018, primarily due to a large increase in assets under management and contributions from American Century Investments related gains.

Net revenue increased by 4% from ¥95,409 million for the year ended March 31, 2016 to ¥99,427 million for the year ended March 31, 2017, primarily due to an increase in assets under management and contribution from income revenues.

Non-interest expenses increased by 7% from ¥57,094 million for the year ended March 31, 2017 to ¥61,167 million for the year ended March 31, 2018, due to an increase in compensation and benefits and commissions and floor brokerage followed by a revenue increase.

Non-interest expenses decreased by 3% from ¥58,743 million for the year ended March 31, 2016 to ¥57,094 million for the year ended March 31, 2017, primarily due to effective management of costs.

Income before income taxes was ¥36,666 million for the year ended March 31, 2016, ¥42,333 million for the year ended March 31, 2017 and ¥66,170 million for the year ended March 31, 2018.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of March 31, 2017 and 2018.

	Billions of yen
	Year ended March 31, 2017
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥43,468	¥28,199	¥(27,382)	¥3,140	¥47,425
Nomura Funds Research and Technologies Co., Ltd.	3,076	518	(999)	244	2,839
Nomura Corporate Research and Asset Management Inc.	1,609	973	(528)	303	2,357
Combined total	48,153	29,690	(28,909)	3,687	52,621
Shared across group companies	(8,073)	(2,020)	2,770	(939)	(8,262)

Total	¥40,080	¥27,670	¥(26,139)	¥2,748	¥44,359

	Billions of yen
	Year ended March 31, 2018
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥47,425	¥30,778	¥(28,788)	¥2,966	¥52,381
Nomura Funds Research and Technologies Co., Ltd.	2,839	700	(913)	139	2,765
Nomura Corporate Research and Asset Management Inc.	2,357	942	(613)	(2)	2,684
Combined total	52,621	32,420	(30,314)	3,103	57,830
Shared across group companies	(8,262)	(2,017)	2,665	(201)	(7,815)

Total	¥44,359	¥30,403	¥(27,649)	¥2,902	¥50,015

Assets under management were ¥50.0 trillion as of March 31, 2018, a ¥9.9 trillion increase from March 31, 2016 (increased due to positive net inflows of ¥4.3 trillion and mark-to-market valuation of ¥5.6 trillion) and a ¥5.7 trillion increase from March 31, 2017 (increased due to positive net inflows of ¥2.8 trillion and mark-to-market valuation of ¥2.9 trillion). In our investment trust business, there was a continued inflow into equity funds such as ETFs.

The following table presents NAM’s share, in terms of net asset value, of the Japanese asset management market as of March 31, 2016, 2017 and 2018.

	March 31
	2016	2017	2018
Total of publicly offered investment trusts	25%	26%	27%
Stock investment trusts	21%	23%	25%
Bond investment trusts	46%	44%	44%

The investment trust assets included in assets under management by NAM were ¥34.1 trillion as of March 31, 2018, a ¥4.8 trillion, 16% increase from March 31, 2017. This increase is due to positive net inflows of net inflows of ¥3.3 trillion and market appreciation of ¥1.5 trillion. The balances of investment trusts, such as, TOPIX Exchange Traded Fund, Nikkei 225 Exchange Traded Fund and foreign stock investment trusts such as Nomura India Investment Fund increased.

The investment trust assets included in assets under management by NAM were ¥29.3 trillion as of March 31, 2017, a ¥3.1 trillion increase from March 31, 2016. This increase is due to positive net inflows of ¥1.8 trillion and market appreciation of ¥1.3 trillion. The balances of investment trusts, such as, the TOPIX ETF and the Nikkei 225 ETF, were increased.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2016	2017	2018
Non-interest revenues	¥571,322	¥564,877	¥587,474
Net interest revenue	148,955	174,379	127,859

Net revenue	720,277	739,256	715,333
Non-interest expenses	704,872	577,809	614,745

Income before income taxes	¥15,405	¥161,447	¥100,588

Net revenue decreased by 3% from ¥739,256 million for the year ended March 31, 2017 to ¥715,333 million for the year ended March 31, 2018. Equities reported higher revenues because client activities recovered in the active market throughout the year despite losses recognized in connection with a specific margin loan and Investment Banking revenues increased due to an increase in large M&A transactions in Japan, while Fixed Income revenues decreased year on year mainly due to lower performance in rates products because of low volatility in the markets.

Net revenue increased by 3% from ¥720,277 million for the year ended March 31, 2016 to ¥739,256 million for the year ended March 31, 2017. Equities and Investment Banking reported lower revenues year on year, while Fixed Income revenue increased primarily due to strong performance in rates and spread products.

Non-interest expenses increased by 6% from ¥577,809 million for the year ended March 31, 2017 to ¥614,745 million for the year ended March 31, 2018, primarily due to commissions and floor brokerage expenses as a result of increased transaction volumes in Equities and an increase in compensation and benefit.

Non-interest expenses decreased by 18% from ¥704,872 million for the year ended March 31, 2016 to ¥577,809 million for the year ended March 31, 2017, primarily due to a decrease in compensation and benefits through the restructuring of our operations within EMEA and the Americas in March 2016.

Income before income taxes was ¥15,405 million for the year ended March 31, 2016, ¥161,447 million for the year ended March 31, 2017 and ¥100,588 million for the year ended March 31, 2018.

Reconciliation for Global Markets and Investment Banking Financial Data

The following table presents a reconciliation of the Global Markets and Investment Banking financial data presented above, which are non-GAAP financial measures, to net revenue, non-interest expenses and income (loss) before income taxes for our Wholesale segment.

	Millions of yen
	Year ended March 31
	2016	2017	2018
Wholesale net revenue:
Global Markets net revenue	¥600,300	¥643,148	¥613,352
Investment Banking net revenue:
Investment Banking (gross) revenue(1)(2)	205,702	167,806	179,116
Allocation to other divisions(3)	(85,725)	(71,698)	(77,135)

Total Investment Banking net revenue	119,977	96,108	101,981

Total Wholesale net revenue	¥720,277	739,256	715,333

Wholesale non-interest expenses:	¥704,872	577,809	614,745

Wholesale income (loss) before income taxes:	¥15,405	¥161,447	¥100,588

(1)	Investment Banking (gross) revenue represents gross revenue generated by investment banking transactions in Investment Banking, including revenue attributable to other business lines that we allocate to Global Markets and our other business segments.
(2)	We have reclassified certain prior period amounts of Investment Banking to conform to the current period presentation.
(3)	Where transactions in Investment Banking involve business lines other than Investment Banking, we allocate a portion of Investment Banking (gross) revenue to such other business lines and record it as net revenue of Global Markets or our other business segments, as applicable.

Global Markets

We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Retail and Asset Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-adding solutions for our clients. These ties enable us to identify the types of product of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.

Net revenue decreased by 5% from ¥643,148 million for the year ended March 31, 2017 to ¥613,352 million for the year ended March 31, 2018. In our Fixed Income businesses, Net revenue decreased from ¥411,277 million for the year ended March 31, 2017 to ¥352,149 million for the year ended March 31, 2018 primarily due to lower performance in rates products as a result of lower client activity because of low volatility in the markets. In our Equities business, Net revenue increased from ¥231,871 million for the year ended March 31, 2017 to ¥261,203 million for the year ended March 31, 2018 despite losses recognized in connection with a specific margin loan. Our revenue increased year on year mainly due to clients activities recovered in the active stock market throughout the year.

Net revenue increased by 7% from ¥600,300 million for the year ended March 31, 2016 to ¥643,148 million for the year ended March 31, 2017. In our Fixed Income businesses, net revenue increased from ¥275,162 million for the year ended March 31, 2016 to ¥411,277 million for the year ended March 31, 2017. Revenues increased primarily in our rates and spread products businesses such as Credit and Securitized Products due to recovering increased client activity as market uncertainty from political events like the EU referendum in the U.K. and the U.S. presidential election cleared. In our Equities business, Net revenue decreased from ¥325,138 million for the year ended March 31, 2016 to ¥231,871 million for the year ended March 31, 2017. Year on year revenues decreased primarily due to the restructuring of our Equities business in EMEA and there was a nonrecurring gain on the disposal of our investment in Chi-X in the year ended March 31, 2016.

The net revenue figures in Global Markets discussed are non-GAAP financial measures prepared on a management accounting basis that are a useful supplement to financial information of our Wholesale segment. We disclose these measures to show the performance of Global Markets as an individual business line, which we believe can help enhance the understanding of underlying trends in Global Markets. For a reconciliation of the financial data for Global Markets to the operating results of our Wholesale segment, see “Reconciliation for Global Markets and Investment Banking Financial Data” above.

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

Net revenue increased by 6% from ¥96,108 million for the year ended March 31, 2017 to ¥101,981 million for the year ended March 31, 2018, primarily due to an increase in large M&A transactions in Japan despite losses recognized in connection with a specific margin loan.

Net revenue decreased by 20% from ¥119,977 million for the year ended March 31, 2016 to ¥96,108 million for the year ended March 31, 2017, primarily due to decreases in large transactions of our ECM business.

The net revenue figures in Investment Banking discussed are non-GAAP financial measures prepared on a management accounting basis that we believe are a useful supplement to financial information of our Wholesale segment. We disclose these measures to show the performance of Investment Banking as an individual business line, which we believe can help enhance the understanding of underlying trends in Investment Banking. For a reconciliation of the financial data for Investment Banking to the operating results of our Wholesale segment, see “Reconciliation for Global Markets and Investment Banking Financial Data” above.

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

Income before income taxes in Other operating results was ¥6,147 million for the year ended March 31, 2016, ¥37,607 million for the year ended March 31, 2017 and ¥56,365 million for the year ended March 31, 2018.

Other operating results for the year ended March 31, 2018 include the positive impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥0.6 billion and gains from changes in counterparty credit spreads of ¥6.8 billion.

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

Cyber Security Incident

One of our foreign subsidiaries recently experienced a cyber incident that resulted in the unauthorized access to certain of its systems including client information. We may suffer financial loss through reputational damage, legal liability and enforcement actions against us, and expect to incur increased costs for our operations generally, resulting from and in connection with the remediation of this incident and to strengthen and enhance cyber security within other Nomura group companies.

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

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis were 4% as of March 31, 2018 as listed below:

	Billions of yen
	March 31, 2018
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥7,793	¥8,485	¥504	¥—	¥16,782
Derivative assets	24	14,927	172	(14,094)	1,029
Total	¥7,817	¥23,412	¥676	¥(14,094)	¥17,811

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

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are determined based on quoted market prices or valuation models. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2017
	Assets	Liabilities
Listed derivatives	¥63	¥156
OTC derivatives	974	765

	¥1,037	¥921

	Billions of yen
	March 31, 2018
	Assets	Liabilities
Listed derivatives	¥79	¥156
OTC derivatives	950	588

	¥1,029	¥744

The following table presents the fair value of OTC derivative assets and liabilities as of March 31, 2018 by remaining contractual maturity.

	Billions of yen
	March 31, 2018
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥1,701	¥1,144	¥904	¥642	¥2,821	¥(6,262)	¥950
OTC derivative liabilities	1,458	1,003	550	314	1,188	(3,925)	588

(1)	Represents the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

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

Goodwill

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at the same level as or one level below its business segments.

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

For the year ended March 31, 2018, Nomura did not recognize any impairment loss on goodwill.

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

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2018.

	Millions of yen
	March 31, 2018
	Funded	Unfunded	Total
Europe	¥22,957	¥37,270	¥60,227
Americas	28,144	60,115	88,259
Asia and Oceania	11,363	3,174	14,537

Total	¥62,464	¥100,559	¥163,023

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

Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2018.

Millions of yen
March 31, 2018
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥19,982
Investments in subsidiaries and affiliates	36,189
Valuation of financial instruments	61,249
Accrued pension and severance costs	20,967
Other accrued expenses and provisions	76,578
Operating losses	340,780
Other	5,587

Gross deferred tax assets	561,332
Less—Valuation allowances	(422,280)

Total deferred tax assets	139,052

Deferred tax liabilities
Investments in subsidiaries and affiliates	127,041
Valuation of financial instruments	43,985
Undistributed earnings of foreign subsidiaries	1,137
Valuation of fixed assets	4,524
Other	3,342

Total deferred tax liabilities	180,029

Net deferred tax assets (liabilities)	¥(40,977)

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

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2018, our liquidity portfolio was ¥4,628.4 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2017 and 2018 and averages maintained for the years ended March 31, 2017 and 2018. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2017	March 31, 2017	Average for year ended March 31, 2018	March 31, 2018
Cash, cash equivalents and time deposits(1)	¥2,289.4	¥2,317.1	¥2,116.6	¥1,902.9
Government debt securities	3,094.3	2,507.0	2,393.8	2,354.7
Others(2)	235.7	146.2	237.1	370.8

Total liquidity portfolio	¥5,619.4	¥4,970.3	¥4,747.5	¥4,628.4

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2017 and 2018 and averages maintained for the years ended March 31, 2017 and 2018. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2017	March 31, 2017	Average for year ended March 31, 2018	March 31, 2018
Japanese Yen	¥1,946.0	¥1,527.9	¥1,498.8	¥1,309.6
U.S. Dollar	2,877.5	2,632.6	2,160.4	2,103.6
Euro	358.7	382.0	629.7	690.4
British Pound	308.4	285.1	308.4	379.9
Others(1)	128.8	142.7	150.2	144.9

Total liquidity portfolio	¥5,619.4	¥4,970.3	¥4,747.5	¥4,628.4

(1)	Includes other currencies such as the Australian dollar, the Canadian dollar and the Swiss franc.

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

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2017 and 2018.

	Billions of yen
	March 31, 2017	March 31, 2018
NHI and NSC(1)	¥1,250.8	¥901.3
Major broker-dealer subsidiaries	2,474.5	2,538.1
Bank subsidiaries(2)	776.2	719.4
Other affiliates	468.8	469.6

Total liquidity portfolio	¥4,970.3	¥4,628.4

(1)	NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.
(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2.    Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥2,167.9 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2018 was ¥6,796.3 billion, which represented 322.6% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2017	March 31, 2018
Net liquidity value of other unencumbered assets	¥2,048.5	¥2,167.9
Liquidity portfolio	4,970.3	4,628.4

Total	¥7,018.8	¥6,796.3

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

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 43.3% of total long-term debt outstanding as of March 31, 2018 from 38.1% as of March 31, 2017.

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

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2017 and 2018.

	Billions of yen
	March 31, 2017	March 31, 2018
Short-term bank borrowings	¥206.4	¥143.6
Other loans	177.9	176.2
Commercial paper	2.6	179.3
Deposits at banking entities	909.0	925.8
Certificates of deposit	16.1	11.1
Debt securities maturing within one year	571.0	671.0

Total short-term unsecured debt	¥1,883.0	¥2,107.0

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

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2017 and 2018.

	Billions of yen
	March 31, 2017	March 31, 2018
Long-term deposits at banking entities	¥207.8	¥214.5
Long-term bank borrowings	2,474.0	2,567.6
Other loans	116.8	118.6
Debt securities(1)	3,120.3	2,318.2

Total long-term unsecured debt	¥5,918.9	¥5,218.9

(1)	Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3    Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 3.8 years as of March 31, 2018. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 8.1 years as of March 31, 2018. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 5.8 years as of March 31, 2018.

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

As of March 31, 2018, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

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

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

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

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended March 31, 2018 was 153.6%, and Nomura was compliant with requirements of the above notices. As for the NSFR, it is not yet implemented in Japan.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 2017, we recorded net cash inflows from operating activities and net cash outflows from investing activities. For the year ended March 2018, we recorded net cash outflows from operating activities and net cash outflows from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2017 and 2018.

	Billions of yen
	Year Ended March 31
	2017	2018
Net cash provided by (used in) operating activities	¥1,305.0	¥(445.7)
Net income	242.6	224.3
Trading assets and private equity investments	1,197.1	(240.2)
Trading liabilities	708.2	231.1
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	635.6	(453.2)
Securities borrowed, net of securities loaned	(1,706.5)	763.3
Other, net	228.2	(970.9)
Net cash used in investing activities	(118.1)	(56.2)
Net cash provided by (used in) financing activities	(2,130.6)	373.2
Long-term borrowings, net	(876.7)	350.0
Decrease in deposits received at banks, net	(1,068.2)	(13.3)
Other, net	(185.7)	36.5
Effect of exchange rate changes on cash and cash equivalents	4.2	(53.5)

Net decrease in cash and cash equivalents	(939.4)	(182.2)
Cash and cash equivalents at beginning of the year	3,476.3	2,536.8

Cash and cash equivalents at end of the year	¥2,536.8	¥2,354.6

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2018, our cash and cash equivalents decreased by ¥182.2 billion to ¥2,354.6 billion. Net cash of ¥373.2 billion was provided by financing activities due to net cash inflows of ¥350.0 billion from Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥9.1 billion from cash outflows due to an increase in Trading assets and Private equity investments and a decrease in Trading liabilities, they were offset by ¥310.1 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥445.7 billion was used in operating activities.

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

Balance Sheet and Financial Leverage

Total assets as of March 31, 2018, were ¥40,591.3 billion, a decrease of ¥2,260.7 billion compared with ¥42,852.1 billion as of March 31, 2017, reflecting primarily a decrease in Securities purchased under agreements to resell. Total liabilities as of March 31, 2018, were ¥37,791.5 billion, a decrease of ¥2,216.8 billion compared with ¥40,008.3 billion as of March 31, 2017, reflecting primarily a decrease in Securities sold under agreements to repurchase. NHI shareholders’ equity as of March 31, 2018 was ¥2,749.3 billion, a decrease of ¥40.6 billion compared with ¥2,789.9 billion as of March 31, 2017, primarily due to an decrease in Accumulated other comprehensive income (loss)

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

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2017 and 2018.

	Billions of yen, except ratios
	March 31
	2017	2018
NHI shareholders’ equity	¥2,789.9	¥2,749.3
Total assets	42,852.1	40,591.3
Adjusted assets(1)	24,122.3	24,353.6
Leverage ratio(2)	15.4 x	14.8 x
Adjusted leverage ratio(3)	8.6 x	8.9 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2017	2018
Total assets	¥42,852.1	¥40,591.3
Less:
Securities purchased under agreements to resell	11,456.6	9,853.9
Securities borrowed	7,273.2	6,383.8

Adjusted assets	¥24,122.3	¥24,353.6

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets decreased by 5.3% reflecting primarily a decrease in Securities purchased under agreements to resell. Total NHI shareholders’ equity decreased by 1.5% reflecting primarily a decrease in Accumulated other comprehensive income (loss). As a result, our leverage ratio decreased from 15.4 times as of March 31, 2017 to 14.8 times as of March 31, 2018.

Adjusted assets increased primarily due to an increase in Loans receivable. As a result, our adjusted leverage ratio was 8.6 times as of March 31, 2017 and 8.9 times as of March 31, 2018.

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

Additionally we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥9 per share to shareholders of record as of September 30, 2017 and have decided to pay a dividend of ¥11 per share to shareholders of record as of March 31, 2018. As a result, the total annual dividend will be ¥20 per share.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2013	¥—	¥2.00	¥—	¥6.00	¥8.00
2014	—	8.00	—	9.00	17.00
2015	—	6.00	—	13.00	19.00
2016	—	10.00	—	3.00	13.00
2017	—	9.00	—	11.00	20.00
2018	—	9.00	—	11.00	20.00

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2018, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 16.53%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 17.63% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 18.06% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2018 is 6.77% for the common equity Tier 1 capital ratio, 8.27% for the Tier 1 capital ratio and 10.27% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2017 and March 31, 2018.

	Billions of yen, except ratios
	March 31
	2017	2018
Common equity Tier 1 capital	¥2,549.2	¥2,500.0
Tier 1 capital	2,689.8	2,666.4
Total capital	2,799.4	2,732.5
Risk-Weighted Assets
Credit risk-weighted assets	7,762.6	7,736.3
Market risk equivalent assets	3,504.6	4,748.3
Operational risk equivalent assets	2,710.6	2,637.7

Total risk-weighted assets	¥13,977.9	¥15,122.3

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	18.2%	16.53%
Tier 1 capital ratio	19.2%	17.63%
Consolidated capital adequacy ratio	20.0%	18.06%

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

Consolidated Leverage Ratio Requirements

In March 2015, the FSA set out requirements for the calculation and disclosure of a consolidated leverage ratio, through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”) and the publication of “Consolidated Leverage Ratio prescribed by Commissioner of Financial Services Agency in accordance with Article 3, paragraph 1 of Pillar 3 Notice” (2015 FSA Regulatory Notice No. 11; “Notice on Consolidated Leverage Ratio”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notice on Pillar 3 Disclosure and

Notice on Consolidated Leverage Ratio. Management receives and reviews this consolidated leverage ratio on a regular basis. As of March 31 2018, our consolidated leverage ratio was 4.74%.

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

In November 2015, the FSB issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese G-SIBs and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese G-SIBs and Nomura are collectively referred to as “4SIBs” which will be subject to the TLAC requirements in Japan. According to the revised policy, although Nomura is not identified as a G-SIB as of the date of this annual report, the 4SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024.

Furthermore, according to the FSA’s revised policy published in April 2018, which is subject to change based on future international discussions, the preferred resolution strategy for the 4SIBs is Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the top of a group by a single national resolution authority (i.e. the FSA), although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant the 4SIB in crisis.

To implement this SPE resolution strategy effectively, the FSA plans to require holding companies of the 4SIBs (“Domestic Resolution Entities”) to (i) meet the minimum external TLAC requirements and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having loss-absorbing and recapitalization capacity, or Internal TLAC.

In addition, under the FSA’s revised policy, the 4SIBs’ Domestic Resolution Entities will be allowed to count the amount equivalent to 2.5% of their consolidated risk-weighted assets from the implementation date of the TLAC requirements in Japan (March 31, 2021 for Nomura) and 3.5% of their consolidated risk-weighted assets from 3 years after the implementation date (March 31, 2024 for Nomura) as our external TLAC, considering the Japanese Deposit Insurance Fund Reserves.

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

As of May 31, 2018, the credit ratings of the Company and NSC were as follows.

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

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2018.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥5,189	¥1,155	¥320	¥—	¥3,714
Long-term borrowings(1)	7,355,190	655,644	2,057,783	1,382,196	3,259,567
Contractual interest payments(2)	813,852	115,270	181,568	123,421	393,593
Operating lease commitments	117,086	16,553	26,652	15,837	58,044
Capital lease commitments(3)	46,188	3,726	7,710	7,774	26,978
Purchase obligations(4)	44,192	26,386	12,573	4,917	316
Commitments to extend credit	965,942	356,439	116,478	158,314	334,711
Commitments to invest	13,273	235	77	294	12,667

Total	¥9,360,912	¥1,175,408	¥2,403,161	¥1,692,753	¥4,089,590

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2018.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥2,538 billion for reverse repurchase agreements and ¥889 billion for repurchase agreements as of March 31, 2018.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Directors of the Company as of June 25, 2018.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Nobuyuki Koga (Aug. 22, 1950)

Director

Chairman of the Board of Directors

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Director of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Co., Ltd.

		Apr. 1974	Joined the Company
		Jun. 1995	Director of the Company
		Apr. 1999	Managing Director of the Company
		Jun. 2000	Director and Deputy President of the Company
		Oct. 2001	Director and Deputy President of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2003	Director and President of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2003	Director, President & CEO of the Company Director and Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2008	Director and Representative Executive Officer of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2011	Director and Chairman of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2017	Director and Chairman of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

Koji Nagai (Jan. 25, 1959)	Director, Representative Executive Officer, President and Group CEO Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Shoichi Nagamatsu (Jul. 6, 1958)	Director, Representative Executive Officer and Deputy President Director of Nomura Securities Co., Ltd.	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Executive Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Jun. 2010	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2012	Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Executive Managing Director and Chief of Staff of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2016	Executive Managing Director and Chief of Staff of the Company Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2017	Representative Executive Officer, Deputy President and Chief of Staff of the Company Director of Nomura Securities Co., Ltd.
		Apr. 2018	Representative Executive Officer and Deputy President of the Company Director of Nomura Securities Co., Ltd.
		Jun. 2018	Director, Representative Executive Officer and Deputy President of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

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

Hiroshi Kimura (Apr. 23, 1953)

Outside Director

Member of the Nomination Committee

Member of the Compensation Committee

Honorary Company Fellow of Japan Tobacco Inc.

Outside Director of Asahi Glass Co., Ltd.

Outside Director of IHI Corporation

		Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.)
		Jun. 1999	Director of Japan Tobacco Inc.
		Jun. 2001	Resigned as Director of Japan Tobacco Inc.
		Jun. 2005	Director of Japan Tobacco Inc.
		Jun. 2006	President and CEO and Representative Director of Japan Tobacco Inc.
		Jun. 2012	Chairman of the Board of Japan Tobacco Inc.
		Jun. 2014	Special Advisor of Japan Tobacco Inc.
		Jun. 2015	Outside Director of the Company (Current)
		Jul. 2016	Advisor of Japan Tobacco Inc.
		Mar. 2018	Honorary Company Fellow of Japan Tobacco Inc. (Current)

Kazuhiko Ishimura (Sep. 18, 1954)

Outside Director

Member of the Nomination Committee

Member of the Compensation Committee

Director & Chairman of Asahi Glass Co., Ltd.

Outside Director of TDK Corporation

Outside Director of IHI Corporation

		Apr. 1979	Joined Asahi Glass Co., Ltd.
		Jan. 2006	Executive Officer and GM of Kansai Plant of Asahi Glass Co., Ltd.
		Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of Asahi Glass Co., Ltd.
		Mar. 2008	Representative Director and President & COO of Asahi Glass Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jan. 2010	Representative Director and President & CEO of Asahi Glass Co., Ltd.
		Jan. 2015	Representative Director & Chairman of Asahi Glass Co., Ltd.
		Jan. 2018	Director & Chairman of Asahi Glass Co., Ltd. (Current)
		Jun. 2018	Outside Director of the Company (Current)

Noriaki Shimazaki (Aug. 19, 1946)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Outside Director of UKC Holdings Corporation Outside Director of Loginet Japan Co., Ltd.	Apr. 1969	Joined Sumitomo Corporation
		Jun. 1998	Director of Sumitomo Corporation
		Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
		Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
		Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
		Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
		Jan. 2009	Trustee of the IASC (currently, IFRS Foundation)
		Jul. 2009	Special Advisor of Sumitomo Corporation
		Jun. 2011	Director of the Financial Accounting Standards Foundation Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
		Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office (Current) Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2016	Outside Director of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Mari Sono (Feb. 20, 1952)	Outside Director Member of the Audit Committee	Oct. 1976	Joined NISSHIN Audit Corporation (currently, Ernst & Young ShinNihon LLC)
		Mar. 1979	Registered as Certified Public Accountant
		Nov. 1988	Partner of CENTURY Audit Corporation (currently, Ernst & Young ShinNihon LLC)
		Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance
		Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
		Dec. 1994	Senior Partner, CENTURY Audit Corporation (currently, Ernst & Young ShinNihon LLC)
		Oct. 2002	Member of Secretariat of the Information Disclosure, Cabinet Office (currently, Secretariat of the Information Disclosure and Personal Information Protection Review Board, Ministry of Internal Affairs and Communications)
		Apr. 2005	External Comprehensive Auditor, Tokyo
		Jul. 2008	Senior Partner of Ernst & Young ShinNihon LLC
		Aug. 2012	Retired Ernst & Young ShinNihon LLC
		Dec. 2013	Commissioner of the Securities and Exchange Surveillance Commission
		Jun. 2017	Outside Director of the Company (Current)

Michael Lim Choo San (Sep. 10, 1946)	Outside Director Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd.	Aug. 1972	Joined Price Waterhouse, Singapore
		Jan. 1992	Managing Partner of Price Waterhouse, Singapore
		Oct. 1998	Member of the Singapore Public Service Commission (Current)
		Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Sep. 2002	Chairman of the Land Transport Authority of Singapore
		Sep. 2004	Independent Director of Olam International Limited
		Jun. 2011	Outside Director of the Company (Current)
		Nov. 2011	Chairman of the Accounting Standards Council, Singapore
		Apr. 2013	Chairman of the Singapore Accountancy Commission
		Sep. 2016	Non-Executive Chairman of Fullerton Healthcare Corporation Limited (Current)

Laura Simone Unger (Jan. 8, 1961)	Outside Director Independent Director of CIT Group Inc. Independent Director of Navient Corporation Independent Director of Nomura Securities International, Inc.	Jan. 1988	Enforcement Attorney of U.S. Securities and Exchange Commission (SEC)
		Oct. 1990	Counsel of U.S. Senate Committee on Banking, Housing, and Urban Affairs
		Nov. 1997	Commissioner of SEC
		Feb. 2001	Acting Chairperson of SEC
		Jul. 2002	Regulatory Expert of CNBC
		May 2003	Independent Consultant of JPMorgan Chase & Co.
		Aug. 2004	Independent Director of CA Inc.
		Jan. 2010	Special Advisor of Promontory Financial Group
		Dec. 2010	Independent Director of CIT Group Inc. (Current)
		Nov. 2014	Independent Director of Navient Corporation (Current)
		Jun. 2018	Outside Director of the Company (Current)

Among the Directors listed above, Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Michael Lim Choo San and Laura Simone Unger satisfy the requirements for an “Outside Director” under the Companies Act.

Executive Officers

The following table provides information about the Company’s Executive Officers as of June 25, 2018.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Shoichi Nagamatsu (Jul. 6, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Tetsu Ozaki	Vice Chairman of the Company	Apr. 1982	Joined the Company
(Jan. 16, 1958)	Director of Nomura Securities Co., Ltd.	Apr. 2004	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Deputy President of Nomura Securities Co., Ltd.
		Apr. 2013	Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2014	Executive Managing Director of the Company Deputy President of Nomura Securities Co., Ltd.
		Apr. 2016	Representative Executive Officer & Group COO of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2016	Director, Representative Executive Officer & Group COO of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, Deputy President & Group COO of the Company Director of Nomura Securities Co., Ltd.
		Apr. 2018	Vice Chairman of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Toshio Morita (Apr. 17, 1961)	Executive Managing Director Group Co-COO Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd
		Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Corporate Managing Director of the Company
		Apr. 2012	Senior Corporate Managing Director of the Company
Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Executive Managing Director of the Company
Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2015	Executive Managing Director of the Company
Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd
		Apr. 2017	Executive Managing Director of the Company
Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Managing Director and Group Co-COO of the Company (Current) Director, Representative Executive Officer and President of Nomura Securities Co., Ltd. (Current)

Kentaro Okuda (Nov. 7, 1963)	Executive Managing Director Group Co-COO and Head of Americas (based in New York) Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Managing Director, and Group Co-COO and Head of Americas (based in New York) of the Company (Current) Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Kunio Watanabe (Feb. 22, 1963)	Executive Managing Director Head of the Asset Management Director, President and CEO of Nomura Asset Management Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2009	Senior Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Asset Management Co., Ltd.
		Apr. 2014	Executive Managing Director of the Company (Current) Asset Management CEO (currently, Head of the Asset Management) (Current) Director, President and CEO of Nomura Asset Management Co., Ltd. (Current)

Takumi Kitamura (Nov. 26, 1966)	Executive Managing Director Chief Financial Officer Executive Managing Director and Financial Officer of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
		Apr. 2016	Executive Managing Director and Chief Financial Officer of the Company (Current) Executive Managing Director and Financial Officer of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Yuji Nakata (Jun. 6, 1959)	Executive Managing Director Head of Group Entity Structure and Co-CRO Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.	Apr. 1983	Joined the Company
		Apr. 2007	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Executive Managing Director of the Company
		Oct. 2008	Senior Managing Director of the Company
		Nov. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2014	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Executive Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Executive Managing Director, Head of Group Entity Structure and Co-CRO of the Company (Current) Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd. (Current)

B. Compensation.

(1) Compensation policy

We have developed our compensation policy for both senior management and employees of the Nomura Group to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

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

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement the Nomura Group’s compensation policy. The HRC’s responsibilities include:

•	approving the compensation framework, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally;

•	approving the total bonus pool and its allocation to each business;

•	reviewing the performance measures of senior management to ensure that compensation reflects the performance of both individuals and our business globally;

•	continually reviewing the appropriateness and relevance of our compensation policy; and

•	approving any major changes in employee benefits structures globally;

Current members of the HRC include the Group CEO (as Chairman of the Committee), Group COO, CFO, Chief Risk Officer (“CRO”), Chief of Staff and head of Human Resources.

(3) Nomura’s compensation framework

Nomura delivers compensation to senior management and employees through fixed and variable components. The key objectives of these components are provided below, together with the specific elements of each component.

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

(4) Variable Compensation

Cash bonuses

A proportion of variable compensation is delivered in the form of a cash payment following the end of the fiscal year. Individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements are adhered to when deciding on proportions of cash bonuses.

Deferred compensation

Certain senior management and employees whose compensation is above a certain level receive a portion of their variable compensation through deferred compensation awards. By linking the economic value of a part of compensation to the price of the Company’s stock and imposing certain vesting conditions, such plans will:

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

The deferral period over which our deferred compensation awards vest is generally three or more years. This is in line with the “Principles for Sound Compensation Practices” issued by the Japanese Financial Stability Board which recommends, among other things, a deferral period of three or more years.

All current deferred compensation awards except Plan A awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria are met.

The following table summarizes the main features of the key types of deferred compensation awards currently granted by Nomura to senior management and employees. Unless otherwise stated, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material conduct issues, material downturns in performance of the Nomura Group and/or a material failure of risk management.

Type of award		Key features
Stock Acquisition Right (“SAR”) Plan A awards	•	Exercisable into 100 of the Company’s common stock.
	•	Exercise price not less than the fair value of the Company’s common stock on grant date.
	•	Cliff vesting period of two years.
	•	Expire approximately seven years after grant date.
	•	Not subject to clawback.
	•	Granted in November each year in respect of various performance periods.

Type of award		Key features

Restricted Stock Unit (“RSU”) awards	• • • •

Settled in the Company’s common stock.

Graded vesting period generally over three years.

Extended vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform in Nomura

New type of award introduced in 2018 as the primary type of deferred compensation award in Nomura. Granted in May 2018 in respect of the prior fiscal year.

Notional Stock Unit (“NSU”) awards	•	Linked to the price of Company’s common stock and cash-settled.
	•	Graded vesting period generally over three years. Extended vesting period of up to seven years for certain senior management and employees based on the role they perform in Nomura in order to meet local regulatory requirements.
	•	Used in countries where equity-settled RSU awards are less favorably treated from a tax or other perspective.
	•	Following the introduction of RSU awards, NSU awards are less commonly used in Nomura.
	•	Granted in May each year in respect of the prior fiscal year and also quarterly to new employees as a recruitment incentive to replace awards forfeited from prior employers.

Following the introduction of Restricted Stock Unit (“RSU”) awards in 2018 as the primary type of deferred compensation award to be used by Nomura, certain core deferral awards and all supplemental awards are no longer used by Nomura.

For fiscal years ended March 31, 2017 and prior fiscal years, we granted SAR Plan B awards as a type of core deferral award to certain senior management which are stock unit awards linked to price of the Company’s common stock pursuant to several stock unit plans designed to replicate the structure of restricted stock awards commonly used in the United States and Europe. These awards are physically-settled upon exercise into the Company’s common stock, have an exercise price of ¥1 per share and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations, and are subject to forfeiture, reduction or clawback in the same way as the above awards.

For fiscal years ended March 31, 2011 through to March 31, 2017, we granted supplemental deferral awards comprising Collared Notional Stock Unit (“CSU”) awards and Notional Index Unit (“NIU”) awards. CSU awards are linked to the price of the Company’s stock subject to a cap and a floor and NIU awards are linked to a world stock index quoted by Morgan Stanley Capital International. Both types of award are cash-settled with graded vesting generally over three years with certain longer vesting periods where required by local regulations, and are subject to forfeiture, reduction or clawback in the same way as the above awards.

Following the introduction of RSU awards, no new SAR Plan B, CSU or NIU awards were granted in May 2018 in respect of the fiscal year ended March 31, 2018. However, existing unvested awards continue to vest in accordance with their original contractual terms.

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

1.    Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2018
		Basic Compensation(2)(3)	Bonus	Deferred Compensation(4)	Total
Directors	9	¥264	¥89	¥84	¥437
(Outside Directors included in above)	(6)	(124)	( —)	( —)	(124)
Executive Officers	7	522	415	511	1,448

Total	16	¥786	¥504	¥595	¥1,885

(1)	The number of people includes 1 Director who retired in June 2017. There were 8 Directors and 7 Executive Officers as of March 31, 2018. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
(2)	Basic compensation of ¥786 million includes other compensation (commuter pass allowance) of ¥1.07 million.
(3)	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
(4)	Deferred compensation (such as stock options) granted during and prior to the fiscal year ended March 31, 2018 is recognized as expense in the financial statements for the fiscal year ended March 31, 2018.
(5)	Subsidiaries of the Company paid ¥49 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2018.
(6)	The Company abolished retirement bonuses to Directors in 2001.

2.    Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation(1)
Name	Company	Category	Base Salary	Equity Compensation (SARs)	Total	Cash Bonus	Deferred Compensation (RSUs, etc.)	Total	Total
Nobuyuki Koga	Nomura	Director	¥88	¥—	¥88	¥75	¥76	¥151	¥239
Koji Nagai(2)	Nomura	Director, Representative Executive Officer (Group CEO)	102	17	119	143	143	286	405
Tetsu Ozaki	Nomura	Director, Representative Executive Officer (Group COO)	92	16	108	79	79	158	266
Shoichi Nagamatsu	Nomura	Representative Executive Officer	76	14	90	45	45	90	180
Toshio Morita	Nomura	Executive Officer	76	14	90	56	57	113	203
Kunio Watanabe	Nomura	Executive Officer	60	13	73	46	46	92	165
Yuji Nakata	Nomura	Executive Officer	66	13	79	25	26	51	130
(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2018.
(2)	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

Stock Acquisition Rights (“SARs”)

The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2018.

	March 31, 2018
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.38	July 28, 2010	427,300	From April 30, 2013 to April 29, 2018	¥1	¥0
Stock Acquisition Rights No.40	June 7, 2011	250,000	From May 25, 2012 to May 24, 2018	1	0
Stock Acquisition Rights No.41	June 7, 2011	583,100	From May 25, 2013 to May 24, 2018	1	0
Stock Acquisition Rights No.42	June 7, 2011	781,600	From May 25, 2014 to May 24, 2018	1	0
Stock Acquisition Rights No.43	November 16, 2011	820,400	From November 16, 2013 to November 15, 2018	299	0
Stock Acquisition Rights No.44	June 5, 2012	233,800	From April 20, 2013 to April 19, 2018	1	0
Stock Acquisition Rights No.45	June 5, 2012	860,700	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.46	June 5, 2012	1,084,000	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.47	June 5, 2012	731,200	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.48	June 5, 2012	1,099,000	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.49	June 5, 2012	137,700	From October 20, 2015 to April 19, 2021	1	0
Stock Acquisition Rights No.50	June 5, 2012	259,300	From October 20, 2016 to April 19, 2022	1	0
Stock Acquisition Rights No.51	November 13, 2012	1,214,300	From November 13, 2014 to November 12, 2019	298	0
Stock Acquisition Rights No.52	June 5, 2013	628,900	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.53	June 5, 2013	797,300	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.54	June 5, 2013	1,053,500	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.55	November 19, 2013	2,681,200	From November 19, 2015 to November 18, 2020	821	0
Stock Acquisition Rights No.56	June 5, 2014	950,800	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.57	June 5, 2014	1,257,700	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.58	June 5, 2014	2,260,600	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.59	June 5, 2014	488,200	From March 31, 2015 to March 30, 2020	1	0

	March 31, 2018
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.60	June 5, 2014	735,500	From March 31, 2016 to March 30, 2021	1	0
Stock Acquisition Rights No.61	June 5, 2014	2,519,000	From March 31, 2017 to March 30, 2022	1	0
Stock Acquisition Rights No.62	November 18, 2014	2,675,700	From November 18, 2016 to November 17, 2021	738	0
Stock Acquisition Rights No.63	June 5, 2015	1,088,400	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.64	June 5, 2015	2,050,400	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.65	June 5, 2015	6,326,900	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.66	June 5, 2015	36,000	From November 8, 2015 to November 7, 2020	1	0
Stock Acquisition Rights No.68	November 18, 2015	2,568,800	From November 18, 2017 to November 17, 2022	802	0
Stock Acquisition Rights No.69	June 7, 2016	2,175,900	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.70	June 7, 2016	5,907,500	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.71	June 7, 2016	5,886,200	From April 20, 2019 to April 19, 2024	1	0
Stock Acquisition Rights No.72	June 7, 2016	527,600	From October 30, 2016 to October 29, 2021	1	0
Stock Acquisition Rights No.73	June 7, 2016	242,100	From April 30, 2017 to April 29, 2022	1	0
Stock Acquisition Rights No.74	November 11, 2016	2,555,400	From November 11, 2018 to November 10, 2023	593	0
Stock Acquisition Rights No.75	June 9, 2017	4,613,900	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.76	June 9, 2017	4,585,700	From April 20, 2019 to April 19, 2024	1	0
Stock Acquisition Rights No.77	June 9, 2017	4,703,600	From April 20, 2020 to April 19, 2025	1	0
Stock Acquisition Rights No.78	June 9, 2017	885,200	From April 20, 2021 to April 19, 2026	1	0
Stock Acquisition Rights No.79	June 9, 2017	882,700	From April 20, 2022 to April 19, 2027	1	0
Stock Acquisition Rights No.80	June 9, 2017	141,600	From April 20, 2023 to April 19, 2028	1	0
Stock Acquisition Rights No.81	June 9, 2017	141,600	From April 20, 2024 to April 19, 2029	1	0
Stock Acquisition Rights No.82	June 9, 2017	533,700	From October 30, 2017 to October 29, 2022	1	0
Stock Acquisition Rights No.83	June 9, 2017	69,400	From April 30, 2018 to April 29, 2023	1	0
Stock Acquisition Rights No.84	November 17, 2017	2,554,500	From November 17, 2019 to November 16, 2024	684	0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

SARs Held by Directors and Executive Officers of Nomura

The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2018.

	March 31, 2018
		Numbers of Holders
Series of SARs	Number of Shares under SARs	Directors and Executive Officers (excluding Outside Directors)
Stock Acquisition Rights No.44	3,200	1
Stock Acquisition Rights No.45	3,200	1
Stock Acquisition Rights No.46	4,900	2
Stock Acquisition Rights No.47	17,200	4
Stock Acquisition Rights No.48	25,600	6
Stock Acquisition Rights No.52	24,500	3
Stock Acquisition Rights No.53	24,100	3
Stock Acquisition Rights No.54	24,000	3
Stock Acquisition Rights No.56	17,300	2
Stock Acquisition Rights No.57	34,800	3
Stock Acquisition Rights No.58	91,700	6
Stock Acquisition Rights No.59	20,600	3
Stock Acquisition Rights No.60	20,600	3
Stock Acquisition Rights No.61	84,100	6
Stock Acquisition Rights No.63	39,100	4
Stock Acquisition Rights No.64	91,800	7
Stock Acquisition Rights No.65	115,100	9
Stock Acquisition Rights No.69	131,000	8
Stock Acquisition Rights No.70	160,000	9
Stock Acquisition Rights No.71	159,900	9
Stock Acquisition Rights No.75	142,100	8
Stock Acquisition Rights No.76	141,600	8
Stock Acquisition Rights No.77	141,300	8

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

Board of Directors

The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed twenty. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met ten times during the fiscal year ended March 31, 2018. As a group, the Directors attended 100% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Nomination Committee

The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met four times during the fiscal year ended March 31, 2018. As a group, the member Directors attended all of the meetings of the Nomination Committee during the year. As of June 25, 2018, the members of the Nomination Committee are Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Hiroshi Kimura and Kazuhiko Ishimura. Nobuyuki Koga is the Chairman of this Committee.

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

The Audit Committee met sixteen times during the fiscal year ended March 31, 2018. As a group, the member Directors attended all of the meetings of the Audit Committee during the year. As of June 25, 2018, the members of the Audit Committee are Hisato Miyashita (a full-time member of the Audit Committee) and Outside Directors, Noriaki Shimazaki and Mari Sono. Noriaki Shimazaki is the Chairman of this Committee.

Compensation Committee

The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met three times during the fiscal year ended March 31, 2018. As a group, the member Directors attended all of the meetings of the Compensation Committee during the year. As of June 25, 2018, the members of the Compensation Committee are Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Hiroshi Kimura and Kazuhiko Ishimura. Nobuyuki Koga is the Chairman of this Committee.

Limitation of Director Liability

In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 427, Paragraph 1 of the Companies Act, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liability to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (“Limitation of Liability Agreements”) with each of the following Directors: Hisato Miyashita, Hiroshi Kimura, Noriaki Shimazaki, Mari Sono, Michael Lim Choo San and Laura Simone Unger. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

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

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	March 31,
	2016	2017	2018
Japan	16,083	16,227	15,819
Europe	3,424	3,026	3,057
Americas	2,503	2,314	2,362
Asia and Oceania	6,855	6,619	6,810

Total	28,865	28,186	28,048

As of March 31, 2018, we had 15,819 employees in Japan, including 9,572 in our Retail Division, 1,590 in our Wholesale Division and 858 in our Asset Management Division. In overseas, we had 12,229 employees, of which 3,057 were located in Europe, 2,362 in the Americas, and 6,810 in Asia and Oceania.

As of March 31, 2018, 8,999 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.

We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2018. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Nobuyuki Koga	308,577
Koji Nagai	285,000
Shoichi Nagamatsu	200,735
Hisato Miyashita	60,000
Hiroshi Kimura	—
Kazuhiko Ishimura	—
Noriaki Shimazaki	6,511
Mari Sono	—
Michael Lim Choo San	—
Laura Simone Unger	—

Total	860,823

Executive Officers

Name	Number of Shareholdings
Koji Nagai	See above
Shoichi Nagamatsu	See above
Tetsu Ozaki	157,449
Toshio Morita	169,400
Kentaro Okuda	43,300
Kunio Watanabe	58,200
Takumi Kitamura	24,782
Yuji Nakata	72,140

Total	525,271

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “Compensation” of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The Company is aware that Harris Associates L.P. filed reports of substantial shareholding with the Director General of the Kanto Finance Bureau on May 21, 2018. According to the reports, as of October 14, 2016, Harris Associates L.P. owned 168,565,900 shares, representing 4.41% of the issued shares of the Company’s common stock. However the Company has not confirmed the status of these shareholdings as of March 31, 2018.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2018, there were 287 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 470,246,067 shares of the Company’s common stock, representing 12.9% of Nomura’s then outstanding common stock. As of March 31, 2018, there were 29,187,772 ADSs outstanding, representing 29,187,772 shares of the Company’s common stock or 0.8% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

We held 38.5% of NRI’s outstanding share capital as of March 31, 2018.

For the year ended March 31, 2018, we purchased ¥26,830 million worth of software and computer equipment and paid ¥44,460 million for other services to NRI, while received ¥526 million from NRI.

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

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2018.

Item 9. The Offer and Listing

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on the New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS
Year ended March 31,	High	Low	High	Low
Annual highs and lows
2014	¥980	¥535	$9.64	$5.76
2015	757.0	576.2	7.38	5.24
2016	909.2	442.8	7.32	3.96
2017	784.0	338.8	6.80	3.33
2018	756.5	567.7	6.83	5.28
Quarterly highs and lows
2017
First Quarter	¥553.9	¥338.8	$5.00	$3.33
Second Quarter	504.6	348.0	4.83	3.38
Third Quarter	784.0	450.9	6.77	4.29
Fourth Quarter	774.4	668.8	6.80	5.85
2018
First Quarter	¥712.8	¥633.4	$6.52	$5.85
Second Quarter	681.3	567.7	6.06	5.28
Third Quarter	702.3	625.8	6.00	5.54
Fourth Quarter	756.5	589.3	6.83	5.66
Monthly highs and lows
2018 (calendar year)
January	¥756.5	¥674.7	$6.83	$5.86
February	728.1	636.3	6.62	5.76
March	658.2	589.3	6.12	5.66
April	650.0	601.6	5.98	5.54
May	635.3	561.8	5.68	5.13
June (through June 22)	583.3	530.9	5.29	4.82

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

As a Company with Three Board Committees, the compensation of the Company’s Directors and Executive Officers is determined by the Compensation Committee (see Item 6.C. “Board Practices-Information Concerning Directors—Compensation Committee” in this annual report). The Compensation Committee establishes the policy with respect to the determination of the individual compensation (including variable compensation) of each of the Company’s Directors and Executive Officers and makes determinations in accordance with that compensation policy.

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

General

Under the Company’s Articles of Incorporation, the Company is authorized to issue 6,000,000,000 shares, of which 3,643,562,601 shares were issued as of March 31, 2018. All issued shares are fully-paid and non-assessable.

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

Rights of ADR Holders

The rights of ADR holders, including their rights to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. For a description of the rights of holders of ADSs, see “Rights of Holders of ADSs” under Item 10.B “Memorandum and Articles of Association” of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in Item 10.B “Memorandum and Articles of Association” of this annual report by reference. For fees and charges that a holder of ADSs may have to pay, see Item12.D. “American Depositary Shares-Fees payable by ADR Holders” in this annual report.

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

“Foreign investors” are generally defined as (i) individuals who are not residents in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations of which (a) 50% or more of the voting rights are held directly or indirectly by (i) and/or (ii) above, (b) a majority of officers consists of non-residents of Japan or (c) a majority of officers having the power of representation consists of non-residents of Japan.

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

E. Taxation.

U.S. Federal Income Taxation

This section describes the material U.S. federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below), you acquire your shares or ADSs in an offering and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging, conversion, integrated or constructive sale transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

For foreign tax credit purposes, dividends will generally be income from sources outside the U.S. and will generally be “passive income” for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

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

The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy and balance sheet measures, liquidity risk, market and credit risk, operational risk, compliance risk and model risk. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

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

Global Risk Management Committee (“GRMC”)

Upon delegation from the GIRMC, the GRMC deliberates on or determines, based on strategic risk allocation and risk appetite determined by the GIRMC, important matters concerning market, credit, operational risk or reputational risk management of Nomura in order to assure the sound and effective management of Nomura’s businesses. The GRMC reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Global Portfolio Committee (“GPC”)

Upon delegation from the GIRMC, the GPC deliberates on or determines all matters in relation to the management of a specific portfolio, for the purpose of achieving a risk profile consistent with the risk allocation and risk appetite of Nomura. The portfolio consists of businesses and products that fall within at least one of the three following categories: event financing, term financing and asset-based financing.

Asset Liability Committee (“ALCO”)

Upon delegation from the EMB and the GIRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the GIRMC, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

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

Global Transaction Committee (“GTC”)

Upon delegation from the GRMC and the GPC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by GIRMC and thereby assures the sound and effective management of Nomura’s businesses.

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

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. One-day trading losses exceeded the 99% VaR estimate at the Nomura Group level on one occasion for the twelve months ended March 31, 2018.

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

VaR metrics

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2016	March 31, 2017	March 31, 2018
Equity	¥0.89	¥0.67	¥1.21
Interest rate	3.80	2.66	3.10
Foreign exchange	0.80	1.67	3.20

Subtotal	5.49	4.99	7.52
Less: Diversification Benefit	(1.96)	(1.66)	(1.13)

VaR	¥3.53	¥3.34	¥6.38

	Billions of yen
	For the twelve months ended
	March 31, 2016	March 31, 2017	March 31, 2018
Maximum daily VaR(1)	¥9.13	¥6.71	¥8.98
Average daily VaR(1)	5.31	4.32	4.25
Minimum daily VaR(1)	3.53	2.75	3.05

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2016, March 31, 2017, and March 31, 2018.

Total VaR increased to ¥6.38 billion as of March 31, 2018 from ¥3.34 billion as of March 31, 2017. VaR relating to foreign exchange risk increased to ¥3.20 billion as of March 31, 2018, compared to ¥1.67 billion as of March 31, 2017. VaR relating to equity risk increased to ¥1.21 billion as of March 31, 2018, compared to ¥0.67 billion as of March 31, 2017. VaR relating to interest rate risk increased to ¥3.10 billion as of March 31, 2018, compared to ¥2.66 billion as of March 31, 2017.

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

Stress Testing

Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted regularly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact of market fluctuations on the entire Nomura Group.

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

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥16,275 million at the end of March 2017 and ¥11,717 million at the end of March 2018. The TOPIX closed at 1,512.60 points at the end of March 2017 and at 1,716.30 points at the end of March 2018. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

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

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2018 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥39	¥24	¥27	¥4	¥86	¥(156)	¥24	¥10	¥14
AA	387	245	215	81	544	(1,121)	351	69	282
A	957	569	333	291	839	(2,776)	213	39	174
BBB	191	204	147	102	594	(936)	302	49	253
BB and lower	67	53	64	28	49	(136)	125	247	0
Other(2)	60	48	118	136	710	(1,137)	(65)	11	0

Sub-total	1,701	1,143	904	642	2,822	(6,262)	950	425	723
Listed	105	174	6	1	—	(207)	79	185	(106)

Total	¥1,806	¥1,317	¥910	¥643	¥2,822	¥(6,469)	¥1,029	¥610	¥617

(1)	Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.
(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.
(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

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

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. Over 95% of the exposure was from investment-grade rated countries. The breakdown of top 10 country exposures is as follows:

Billions of Yen
Top 10 Country Exposures(1)	(As of March 31, 2018)
United States	1,131
Japan	993
United Kingdom	587
France	237
Singapore	157
India	111
Norway	107
Australia	103
Netherlands	81
Germany	76

(1)	The table represents the Top 10 country exposures as of March 31, 2018 based on country of origin, combining counterparty and inventory exposures, offset by credit valuation adjustment hedges:

-	Counterparty exposures include cash and cash equivalents held at banks, margin balances placed at central clearing counterparties, the positive fair value, after collateral received, of derivative transactions and securities financing transactions, the fair value of funded loans and the notional amount of unfunded loans.

-	Inventory exposures include the positive fair value of debt and equity securities, equity and credit derivatives, using the net of long versus short positions.

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

The Three Lines of Defense

Nomura adopts the industry standard “Three Lines of Defense” for the management of operational risk, comprising the following elements:

1)	1st Line of Defense: The business which owns and manages its risks

2)	2nd Line of Defense: The Operational Risk Management (“ORM”) function, which defines and co-ordinates Nomura’s operational risk, framework and its implementation, and provides challenge to the 1st Line of Defense

3)	3rd Line of Defense: Internal Audit, who provide independent assurance

Operational Risk Management Framework

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GIRMC, with delegated authority from the EMB has formal oversight over the management of operational risk.

This framework is set out below:

Infrastructure of the framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by ORM to improve business understanding of operational risk.

Products and Services

•	Event Reporting: This process is used to identify and report any event which resulted in or had the potential to result in a loss or gain or other impact associated with inadequate or failed internal processes, people and systems, or from external events.

•	Risk and Control Self-Assessment (“RCSA”): This process is used to identify the inherent risks the business faces, the key controls associated with those risks and relevant actions to mitigate the residual risks. Global ORM are responsible for developing the RCSA process and supporting the business in its implementation.

•	Key Risk Indicators (“KRI”): KRIs are metrics used to monitor the business’ exposure to operational risk and trigger appropriate responses as thresholds are breached.

•	Scenario Analysis: The process used to assess and quantify potential high impact, low likelihood operational risk events. During the process actions may be identified to enhance the control environment which are then tracked via the Operational Risk Management Framework.

Outputs

•	Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel standards and local regulatory requirements.

Regulatory Capital Calculation for Operational Risk

Nomura uses the Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (“Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.

Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each business line defined in the Standardized Approach as follows:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

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

New Business Risk Management

The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions.

2)	The new product approval process allows business unit sponsors to submit applications for new products and obtain approval from relevant departments prior to execution of the new products. The process is designed to capture and assess risks across various risk classes as a result of the new product or business.

The new business approval process continues to seek assuring the sound and effective management to better meet the various changes observed in the market environment.

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

Stress testing is categorized either as sensitivity analysis or scenario analysis and may be performed on a Nomura Group-wide basis or at more granular levels.

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

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2017 to March 31, 2018, the Bank of New York Mellon has waived a total of $157,790.16 in fees (including $27,357.47 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2018, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2018, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2018. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2018. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2018 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Noriaki Shimazaki, a member of the Audit Committee, qualifies as an “audit committee financial expert” as such term is defined by the General Instructions for Item 16A of Form 20-F. Additionally, Mr. Noriaki Shimazaki and Ms. Mari Sono meet the independence requirements applicable to them under Section 303A.06 of the NYSE Listed Company Manual. For a description of their business experience, see Item 6.A “Directors and Senior Management—Directors” in this annual report.

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

	Millions of yen
	Year ended March 31
	2017	2018
Audit Fees	¥3,052	¥3,173
Audit-Related Fees	220	334
Tax Fees	151	163
All Other Fees	144	211

Total	¥3,567	¥3,881

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended March 31, 2018, we acquired 27,391 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 170,000,000 shares under a share buyback program in accordance with Article 459-1 of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “Common Stock” under Item 10.B of this annual report. As of March 31, 2018, we had 3,393,277,486 outstanding shares of our common stock excluding 250,285,115 shares held as treasury stock.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2018.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program		Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2017	1,311	¥670	—		—
May 1 to 31, 2017	1,229	686	—		100,000,000
June 1 to 30, 2017	2,598	676	—		100,000,000
July 1 to 31, 2017	2,997	667	—		100,000,000
August 1 to 31, 2017	25,378,262	622	25,375,600	(1)	74,624,400
September 1 to 30, 2017	38,853,997	605	38,852,100	(1)	35,772,300
October 1 to 31, 2017	35,774,149	644	35,772,300	(1)	—
November 1 to 30, 2017	27,822,937	645	27,821,100	(2)	42,178,900
December 1 to 31, 2017	31,332,151	669	31,328,300	(2)	10,850,600
January 1 to 31, 2018	10,853,730	721	10,850,600	(2)	—
February 1 to 28, 2018	2,102	689	—		—
March 1 to 31, 2018	1,928	637	—		—

Total	170,027,391	¥642	170,000,000		—

(1)	On April 27, 2017, a resolution of the Board of Directors authorized the Company to purchase up to 100,000,000 shares of our common stock or to a maximum of ¥80 billion during the period from May 17, 2017 through March 30, 2018.
(2)	On October 30, 2017, a resolution of the Board of Directors authorized the Company to purchase up to 70,000,000 shares of our common stock or to a maximum of ¥50 billion during the period from November 15, 2017 through March 30, 2018.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

On April 26, 2018, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program is from May 16, 2018 to March 29, 2019, and we are authorized to purchase up to 100,000,000 shares of our common stock or to a maximum of ¥70 billion.

As of May 31, 2018, 3,394,464,491 shares of common stock were outstanding, excluding 249,098,110 shares held as treasury stock.

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

The Company currently has six outside directors among its ten Directors.

A NYSE-listed U.S. company must have an audit committee that satisfies the requirements under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	The Company has an Audit Committee consisting of three Directors, two of whom are outside directors in compliance with the requirements under the Companies Act. All three Audit Committee members are independent directors under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with one member qualified as audit committee financial expert.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	The Company has a Nomination Committee consisting of three Directors, two of whom are outside directors in compliance with the requirements under the Companies Act.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	The Company has a Compensation Committee consisting of three Directors, two of whom are outside directors in compliance with the requirements under the Companies Act.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Companies Act, Restricted Stock Unit (“RSU”) and Stock Acquisition Right (“SAR”) awards are deemed to be compensation for the services performed by the Company’s Directors and Executive Officers and do not require shareholders’ approval. The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of the Company’s Directors and Executive Officers (including RSU and SAR awards as equity compensation) and makes determinations in accordance with that compensation policy.

A NYSE-listed U.S. company must adopt and disclose corporate governance guidelines.	Under the Companies Act, the Company is not required to adopt and disclose corporate governance guidelines. However, in response to Japan’s Corporate Governance Code, which was incorporated into the Tokyo Stock Exchange’s Securities Listing Regulations, the Company has established and publicly disclosed the “Nomura Holdings Corporate Governance Guidelines.”

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, outside directors of the Company are not required to meet at regularly scheduled executive sessions without management. However, in accordance with the “Nomura Holdings Corporate Governance Guidelines,” outside directors hold meetings consisting solely of outside directors in order to discuss matters such as the business and corporate governance of the Company.

A NYSE-listed U.S. company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Under the Companies Act, the Company is not required to adopt and disclose a code of business conduct and ethics for directors, officers or employees. However, the Company has adopted the “Code of Ethics of Nomura Group.” Please see Item 16B of this annual report for further information regarding the “Code of Ethics of Nomura Group.”

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

4.1	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference) (2)

4.3	Limitation of Liability Agreement (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(3)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki, Hisato Miyashita, Mari Sono and Kazuhiko Ishimura entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and Laura Simone Unger entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Nomura Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes listed in the Index at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor for SEC reporting purposes since 2002, and as its Japanese statutory auditor since 1973, which includes the years we served as joint auditors.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 25, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Nomura Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nomura Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes listed in the index at Item 18 and our report dated June 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 25, 2018

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2017	2018
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥2,536,840	¥2,354,639
Time deposits	207,792	315,445
Deposits with stock exchanges and other segregated cash	227,456	288,962

Total cash and cash deposits	2,972,088	2,959,046

Loans and receivables:
Loans receivable (including ¥537,664 million and ¥554,137 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	1,875,828	2,462,503
Receivables from customers (including ¥1,281 million and ¥13 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	308,086	442,343
Receivables from other than customers	1,005,766	1,216,382
Allowance for doubtful accounts	(3,551)	(3,514)

Total loans and receivables	3,186,129	4,117,714

Collateralized agreements:
Securities purchased under agreements to resell (including ¥1,089,000 million and ¥1,186,096 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	11,456,591	9,853,898
Securities borrowed	7,273,234	6,383,845

Total collateralized agreements	18,729,825	16,237,743

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥5,123,444 million and ¥5,486,551 million in 2017 and 2018, respectively; including ¥7,334 million and ¥7,047 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	15,165,310	14,967,557
Private equity investments (including ¥7,451 million and ¥4,416 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	27,054	17,466

Total trading assets and private equity investments	15,192,364	14,985,023

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥445,000 million and ¥397,834 million in 2017 and 2018, respectively)	349,696	338,984
Non-trading debt securities	775,025	485,891
Investments in equity securities	146,730	150,760
Investments in and advances to affiliated companies	420,116	408,034
Other (including ¥177,726 million and ¥176,029 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	1,080,105	908,134

Total other assets	2,771,672	2,291,803

Total assets	¥42,852,078	¥40,591,329

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2017	2018
LIABILITIES AND EQUITY
Short-term borrowings (including ¥401,300 million and ¥372,188 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	¥543,049	¥743,497
Payables and deposits:
Payables to customers	1,065,920	1,176,773
Payables to other than customers	1,509,672	1,476,540
Deposits received at banks	1,132,843	1,151,342

Total payables and deposits	3,708,435	3,804,655

Collateralized financing:
Securities sold under agreements to repurchase (including ¥390,677 million and ¥435,905 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	17,095,898	14,759,010
Securities loaned (including ¥149,377 million and ¥133,375 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	1,627,124	1,524,363
Other secured borrowings	338,069	413,621

Total collateralized financing	19,061,091	16,696,994

Trading liabilities	8,191,794	8,213,318
Other liabilities (including ¥11,202 million and ¥25,482 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	1,308,510	950,534
Long-term borrowings (including ¥2,562,962 million and ¥2,857,835 million measured at fair value by applying the fair value option in 2017 and 2018, respectively)	7,195,408	7,382,507

Total liabilities	40,008,287	37,791,505

Commitments and contingencies (Note 20)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares in 2017 and 2018 Issued—3,822,562,601 shares in 2017 and 3,643,562,601 shares in 2018 Outstanding—3,528,429,451 shares in 2017 and 3,392,937,486 shares in 2018	594,493	594,493
Additional paid-in capital	681,329	675,280
Retained earnings	1,663,234	1,696,890
Accumulated other comprehensive income	33,652	(59,356)

Total NHI shareholder’s equity before treasury stock	2,972,708	2,907,307
Common stock held in treasury, at cost—294,133,150 shares in 2017 and 250,625,115 shares in 2018	(182,792)	(157,987)

Total NHI shareholders’ equity	2,789,916	2,749,320

Noncontrolling interests	53,875	50,504
Total equity	2,843,791	2,799,824

Total liabilities and equity	¥42,852,078	¥40,591,329

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

	Billions of yen
	March 31
	2017	2018
Cash and cash deposits	¥4	¥23
Trading assets and private equity investments	1,400	1,186
Other assets	59	91

Total assets	¥1,463	¥1,300

Trading liabilities	¥18	¥22
Other liabilities	2	2
Borrowings	954	953

Total liabilities	¥974	¥977

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2016	2017	2018
Revenue:
Commissions	¥431,959	¥327,129	¥373,313
Fees from investment banking	118,333	92,580	101,663
Asset management and portfolio service fees	229,006	216,479	245,616
Net gain on trading	354,031	475,587	442,885
Gain (loss) on private equity investments	13,761	1,371	(869)
Interest and dividends	440,050	441,036	585,675
Gain (loss) on investments in equity securities	(20,504)	7,708	2,683
Other	156,460	153,626	221,192

Total revenue	1,723,096	1,715,516	1,972,158
Interest expense	327,415	312,319	475,189

Net revenue	1,395,681	1,403,197	1,496,969

Non-interest expenses:
Compensation and benefits	574,191	496,385	530,641
Commissions and floor brokerage	123,881	94,495	99,868
Information processing and communications	189,910	175,280	184,781
Occupancy and related depreciation	78,411	69,836	67,895
Business development expenses	35,892	35,111	36,762
Other	228,238	209,295	248,864

Total non-interest expenses	1,230,523	1,080,402	1,168,811

Income before income taxes	165,158	322,795	328,158

Income tax expense	22,596	80,229	103,866

Net income	¥142,562	¥242,566	¥224,292

Less: Net income attributable to noncontrolling interests	11,012	2,949	4,949

Net income attributable to NHI shareholders	¥131,550	¥239,617	¥219,343

	Yen
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥36.53	¥67.29	¥63.13

Diluted—
Net income attributable to NHI shareholders per share	¥35.52	¥65.65	¥61.88

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2016	2017	2018
Net income	¥142,562	¥242,566	¥224,292
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(68,237)	(6,764)	(77,067)
Deferred income taxes	(12,856)	1,073	14,263

Total	(81,093)	(5,691)	(62,804)

Defined benefit pension plans:
Pension liability adjustment	(26,074)	(11,340)	(10,124)
Deferred income taxes	8,153	3,645	3,307

Total	(17,921)	(7,695)	(6,817)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,492)	(9,225)	(38,717)
Deferred income taxes	81	2,625	12,216

Total	(1,411)	(6,600)	(26,501)

Own credit adjustments:
Own credit adjustments	—	(14,696)	(2,867)
Deferred income taxes	—	1,963	383

Total	—	(12,733)	(2,484)

Total other comprehensive income (loss)	(100,425)	(32,719)	(98,606)

Comprehensive income	42,137	209,847	125,686
Less: Comprehensive income attributable to noncontrolling interests	9,346	852	(649)

Comprehensive income attributable to NHI shareholders	¥32,791	¥208,995	¥126,335

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2016	2017	2018
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,407	692,706	681,329
Issuance and exercise of common stock options	4,127	(11,377)	(5,465)
Changes in ownership interests in subsidiaries	—	—	(584)
Changes in an affiliated company’s interests in its subsidiary	5,172	—	—

Balance at end of year	692,706	681,329	675,280

Retained earnings
Balance at beginning of year	1,437,940	1,516,577	1,663,234
Cumulative effect of change in accounting principle(1)	—	(19,294)	—
Net income attributable to NHI shareholders	131,550	239,617	219,343
Cash dividends	(46,797)	(70,810)	(68,703)
Gain (loss) on sales of treasury stock	(6,116)	(2,856)	(5,043)
Cancellation of treasury stock	—	—	(111,941)

Balance at end of year	1,516,577	1,663,234	1,696,890

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	133,371	53,418	47,767
Net change during the year	(79,953)	(5,651)	(63,363)

Balance at end of year	53,418	47,767	(15,596)

Defined benefit pension plans
Balance at beginning of year	(15,404)	(33,325)	(41,020)
Pension liability adjustment	(17,921)	(7,695)	(6,817)

Balance at end of year	(33,325)	(41,020)	(47,837)

Non-trading securities
Balance at beginning of year	25,772	24,887	20,344
Net unrealized gain (loss) on non-trading securities	(885)	(4,543)	(20,344)

Balance at end of year	24,887	20,344	—

Own credit adjustments
Balance at beginning of year	—	—	6,561
Cumulative effect of change in accounting principle(1)	—	19,294	—
Own credit adjustments	—	(12,733)	(2,484)

Balance at end of year	—	6,561	4,077

Balance at end of year	44,980	33,652	(59,356)

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2016	2017	2018
Common stock held in treasury
Balance at beginning of year	(151,805)	(148,517)	(182,792)
Repurchases of common stock	(20,002)	(61,338)	(109,096)
Sales of common stock	1	1	0
Common stock issued to employees	23,296	25,796	21,398
Cancellation of treasury stock	—	—	111,941
Other net change in treasury stock	(7)	1,266	562

Balance at end of year	(148,517)	(182,792)	(157,987)

Total NHI shareholders’equity
Balance at end of year	2,700,239	2,789,916	2,749,320

Noncontrolling interests
Balance at beginning of year	37,172	42,776	53,875
Cumulative effect of change in accounting principle(2)	—	11,330	—
Cash dividends	(9,978)	(1,781)	(1,955)
Net income attributable to noncontrolling interests	11,012	2,949	4,949
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(1,140)	(40)	559
Net unrealized gain (loss) on non-trading securities	(525)	(2,057)	(6,157)
Purchase / sale of subsidiary shares, net	500	(14)	(9,392)
Other net change in noncontrolling interests	5,735	712	8,625

Balance at end of year	42,776	53,875	50,504

Total equity
Balance at end of year	¥2,743,015	¥2,843,791	¥2,799,824

(1)	Represents the adjustment to initially apply Accounting Standards Update (“ASU”) 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.”
(2)	Represents the adjustment to initially apply ASU 2015-02, “Amendments to the Consolidation analysis” (“ASU 2015-02”).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2016	2017	2018
Cash flows from operating activities:
Net income	¥142,562	¥242,566	¥224,292
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	79,394	70,928	71,579
Stock option expenses	16,890	8,960	9,650
(Gain) loss on investments in equity securities	20,504	(7,708)	(2,683)
Gain on investments in subsidiaries and affiliates	—	—	(66,982)
Equity in earnings of affiliates, net of dividends received	(22,886)	(21,059)	(21,226)
Loss on disposal of office buildings, land, equipment and facilities	1,325	1,339	3,747
Deferred income taxes	(58,859)	22,528	60,259
Changes in operating assets and liabilities:
Time deposits	124,922	(18,275)	(100,642)
Deposits with stock exchanges and other segregated cash	213,288	(2,854)	(72,075)
Trading assets and private equity investments	248,495	1,197,062	(240,215)
Trading liabilities	(2,279,966)	708,196	231,077
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,605,658	635,593	(453,239)
Securities borrowed, net of securities loaned	1,762,173	(1,706,545)	763,297
Other secured borrowings	(192,350)	(138,204)	79,121
Loans and receivables, net of allowance for doubtful accounts	(136,694)	(193,786)	(932,971)
Payables	(41,838)	531,516	132,960
Bonus accrual	(41,281)	4,543	(2,957)
Accrued income taxes, net	(37,126)	10,220	(5,842)
Other, net	(165,839)	(39,995)	(122,846)

Net cash provided by (used in) operating activities	1,238,372	1,305,025	(445,696)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(324,722)	(312,880)	(285,161)
Proceeds from sales of office buildings, land, equipment and facilities	282,473	239,184	224,220
Payments for purchases of investments in equity securities	—	(647)	(61)
Proceeds from sales of investments in equity securities	899	1,998	932
Increase in loans receivable at banks, net	(40,767)	(21,322)	(105,387)
Decrease in non-trading debt securities, net	56,814	88,099	80,634
Business combinations or disposals, net	—	—	(13,125)
Decrease in investments in affiliated companies, net	1,803	809	43,849
Other, net	(211)	(113,292)	(2,073)

Net cash used in investing activities	(23,711)	(118,051)	(56,172)

Cash flows from financing activities:
Increase in long-term borrowings	3,018,453	1,526,334	2,314,609
Decrease in long-term borrowings	(2,922,558)	(2,403,076)	(1,964,657)
Increase (decrease) in short-term borrowings, net	(17,395)	(81,964)	215,001
Increase (decrease) in deposits received at banks, net	1,010,101	(1,068,168)	(13,254)
Proceeds from sales of common stock held in treasury	571	401	764
Payments for repurchases of common stock held in treasury	(20,002)	(61,338)	(109,096)
Payments for cash dividends	(82,783)	(42,833)	(70,199)

Net cash provided by (used in) financing activities	986,387	(2,130,644)	373,168

Effect of exchange rate changes on cash and cash equivalents	(40,195)	4,249	(53,501)

Net increase (decrease) in cash and cash equivalents	2,160,853	(939,421)	(182,201)
Cash and cash equivalents at beginning of the year	1,315,408	3,476,261	2,536,840

Cash and cash equivalents at end of the year	¥3,476,261	¥2,536,840	¥2,354,639

Supplemental information:
Cash paid during the year for—
Interest	¥352,276	¥307,635	¥473,758

Income tax payments, net	¥118,580	¥47,482	¥49,449

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes underwriting fees, syndication fees and other financial advisory fees. Underwriting and syndication fees are recorded when the underlying underwriting or syndication transactions are completed. Financial advisory fees are recognized when the related services are performed or upon completion of the underlying transaction. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

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

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were immaterial as of March 31, 2017 and March 31, 2018.

See Note 7 “Financing receivables” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other receivables—

Receivables from customers include amounts receivable on client securities transactions, amounts receivable from customers for securities failed to deliver and receivables for commissions. Receivables from other than customers include amounts receivable from brokers and dealers for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions, and net receivables arising from unsettled securities transactions. Certain changes in scope of Receivables from customers, Receivables from other than customers and Other assets—Others have been made by revisiting the definition of customers. We have reclassified previously reported amounts of Receivables from other than customers to Receivables from customers by ¥159,708 million and from Other assets—Other to Receivables from other than customers by ¥88,701 million respectively to conform to the current presentation. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥82,672 million and ¥419,161 million as of March 31, 2017 and March 31, 2018, respectively.

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

Payables to other than customers include payables to brokers and dealers for securities failed to receive, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due. Certain changes in scope of Payables to customers and Payables to other than customers have been made by revisiting the definition of customers. We have reclassified previously reported amounts of Payables to other than customers to Payables to customers by ¥60,250 million to conform to the current presentation.

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

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018
Land	¥78,365	¥67,103
Office buildings	94,626	98,966
Equipment and facilities	39,062	45,164
Software	137,537	127,678
Construction in progress	106	73

Total	¥349,696	¥338,984

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

Depreciation and amortization charges of both owned and capital lease assets are reported within Non-interest expenses—Information processing and communications in the amount of ¥61,906 million, ¥56,186 million, ¥58,300 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥17,488 million, and ¥14,742 million, and ¥13,279 million for the years ended March 31, 2016, 2017 and 2018, respectively.

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

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥107,800 million and ¥38,930 million, respectively, as of March 31, 2017 and ¥111,297 million and ¥39,463 million, respectively, as of March 31,2018.

Other non-trading debt and equity securities—

Certain non-trading subsidiaries within Nomura hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by non-trading subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value reported within Revenue—Other in the consolidated statements of income. Non-trading securities held by the insurance subsidiary are also carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with unrealized changes in fair value generally reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Changes in fair value of non-trading debt securities designated as foreign currency fair value hedges attributable to the risk being hedged are reported within Revenue—Other in the consolidated statements of income with other unrealized changes in fair value reported net-of-tax within Other comprehensive income (loss). Realized gains and losses on non-trading securities are reported within Revenue—Other in the consolidated statements of income.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

See Note 13 “Deferred compensation awards” for further information.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

See Note 11 “Earnings per share” for further information.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at the same level as or one level below its business segments.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2018:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-05, “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”	• Clarifies how a change in counterparty of a derivative designated as hedging instrument in an existing hedging relationship affects the hedging relationship under ASC 815.	Prospective adoption from April 1, 2017.	No material impact.

ASU 2016-07, “Simplifying the Transition Method of Equity Method of Accounting”

•  Simplifies investor’s accounting for equity method investments as a result of an increase in ownership level or degree of influence over the investee from prior period.

•  Requires prospective application of equity method accounting from the date when an equity investment qualifies for equity method of accounting.

		Prospective adoption from April 1, 2017.	No material impact.

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

•  Requires recognition of excess tax benefits regardless of whether the benefit reduces taxes payable in the current reporting period.

		Prospective adoption from April 1, 2017.	No material impact.

ASU 2016-17 “Interests Held through Related Parties That Are under Common Control”

•  Changes how a single decision-maker of a VIE should consider indirect variable interests in a VIE held through related parties that are under common control when determining if the single decision-maker is the primary beneficiary and should consolidate the VIE.

		Full retrospective adoption from April 1, 2017.	No material impact.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements

•  Amends existing guidance to align treatment of such variable interests with those held by related parties not under common control by considering variable interests of the single-decision maker on a proportionate basis.

ASU 2017-09, “Scope of Modification Accounting”

•  Amends ASC 718 “Compensation—Stock Compensation” to clarify when modification accounting should be applied to a share-based payment award when the terms and/or conditions of an award are changed.

•  Removes guidance which states that modification accounting is not required when an antidilution provision is added to a share-based payment award provided that this change is not made in anticipation of an equity restructuring.

		Nomura early adopted from April 1, 2017.	No material impact.

SEC Staff Accounting Bulletin No. 118 “Income Tax Accounting Implications of the Tax Cuts and Jobs Act”(1)

•  Provides guidance on application of ASC 740 to the Tax Cuts and Jobs Act (“Act”) enacted on December 22, 2017.

•  Permits a registrant to provisionally report reasonable estimates of the various impacts of the Act on current and deferred taxes at December 31, 2017 and subsequent reporting dates through a measurement period ending on or before December 22, 2018.

•  Prohibits recognition of adjustments to current and deferred taxes if not based on reasonable estimates.

•  Requires adjustments made to provisional amounts through the measurement period are recognised in the reporting period in which such amounts are finalized.

•  Requires quantitative and qualitative footnote disclosures around the nature, impact and status of analysis of the impacts of the Act on current and deferred taxes.

		Immediately effective on issuance on December 22, 2017.	Nomura recognized a reduction in deferred tax liabilities and income tax expense of ¥2,776 million for the year ended March 31, 2018.(2)

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
ASU 2014-09, “Revenue from Contracts with Customers”(3)

•  Replaces existing revenue recognition guidance in ASC 605 “Revenue Recognition” and certain industry-specific revenue recognition guidance with a new prescriptive model for recognition of revenue for services provided to customers.

•  Introduces specific guidance for the treatment of variable consideration, non-cash consideration, significant financing arrangements and amounts payable to the customer.

•  Revises existing guidance for principal-versus-agency determination.

•  Requires revenue recognition and measurement principles to be applied to sales of nonfinancial and in substance nonfinancial assets to noncustomers.

•  Specifies the accounting for costs to obtain or fulfill a customer contract.

•  Requires extensive new footnote disclosures around nature and type of revenue from services provided to customers.

Modified retrospective adoption from April 1, 2018.(4)

¥1,564 million adjustment to Retained earnings, ¥517 million adjustment to Payables to other than customers,

¥1,750 million adjustment to Other long-term assets, and ¥703 million to Deferred tax assets due to recognition timing change on revenues from sales of certain investment funds upon adoption on April 1, 2018.(5)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-02, “Leases”(6)

•  Replaces ASC 840 “Leases”, the current guidance on lease accounting, and revised the definition of a lease.

•  Requires all lessees to recognize a right of use asset and corresponding lease liability on balance sheet.

•  Lessor accounting is largely unchanged from current guidance.

•  Simplifies the accounting for sale leaseback and “build-to-suit” leases.

•  Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.

		Modified retrospective adoption from April 1, 2019.(7)	Currently evaluating the potential impact however a gross up of Nomura’s balance sheet is expected.

ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”

•  Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and receivables which are not carried at fair value with changes in fair value recognized through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments, standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings.

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

		Modified retrospective adoption from April 1, 2020.(7)	Currently evaluating the potential impact but increased or decreased allowances for credit losses will be recognized against financial instruments in scope of the new model which will impact earnings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments” and ASU 2016-18, “Restricted Cash”

•  Amends the classification of certain cash receipts and cash payments in the statement of cash flows.

•  Requires movements in restricted cash and restricted cash equivalents to be presented as part of cash and cash equivalents in the statement of cash flows.

•  Requires new disclosures on the nature and amount of restricted cash and restricted cash equivalents.

		Full retrospective adoption from April 1, 2018.	Currently evaluating the potential impact.

ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”

•  Clarifies the service cost component of net periodic pension cost to be reported in the same income statement line item as compensation costs arising from other services.

•  Clarifies only the service cost component is eligible for capitalization as an asset when applicable.

		Full retrospective adoption from April 1, 2018.	Certain reclassification between Compensation and benefits and Other expenses after adoption.

(1)	ASC 740 subsequently amended by ASU 2018-05 “Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118” to confirm with SAB 118.
(2)	The adjustments to deferred tax liabilities primarily arise because of the reduction in the corporate income tax rate applicable to Nomura group entities in the U.S. effective from January 1, 2018. Nomura continues to evaluate and assess the impact of the Act on these entities and may recognize further adjustments to deferred tax assets and liabilities, and therefore to income tax expense (benefit), during the quarter ending June 30, 2018 and subsequent reporting periods depending on, among other things, finalization of calculations for all impacted entities, changes in certain assumptions and interpretations made by Nomura, certain actions to be taken by Nomura in the future and whether additional guidance is released by the U.S. taxing authorities and other bodies.
(3)	As subsequently amended by ASU 2015-14 “Revenue from Contracts with Customers—Deferral of the Effective Date”, ASU 2016-08 “Revenue from Contracts with Customers—Principal versus Agent Considerations”, ASU 2016-10 “Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing” and certain other Accounting Standard Updates.
(4)	Nomura will adopt ASU 2014-09 and related guidance on April 1, 2018 through modified retrospective adoption.
(5)	Based on the current status of Nomura’s evaluation of ASU 2014-09 and related guidance, Nomura currently expects the new guidance to have the following impacts on these consolidated financial statements:

•	A delay in the timing of when certain financial advisory fees are recognized as revenue but earlier recognition of certain asset management distribution fees;

•	A change in the timing of when certain costs to obtain and fulfill a contract in scope of the ASU are expensed, because of new guidance requiring such costs to be capitalized;

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	A change in the presentation of certain trade execution revenues and associated costs from a gross to a net basis in the consolidated statement of income as a result of revised principal-versus-agency guidance;

•	A change in the presentation of certain investment banking revenues and associated costs from a net to a gross basis in the consolidated statement of income as a result of revised principal-versus-agency guidance; and

•	A significant increase in qualitative disclosures included within the footnotes to the financial statements which will discuss the accounting policies applied by Nomura in recognition of revenue from services and the treatment of associated costs.

(6)	As subsequently amended by ASU 2018-01 “Land Easement Practical Expedient for Transition to Topic 842” and certain other Accounting Standard Updates.
(7)	Unless Nomura early adopts which is considered unlikely as of the date of these consolidated financial statements.

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

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2017 and 2018 within the fair value hierarchy.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2018
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2018
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,741	¥907	¥21	¥—	¥2,669
Private equity investments(3)	—	3	3	—	6
Japanese government securities	2,205	—	—	—	2,205
Japanese agency and municipal securities	—	188	1	—	189
Foreign government, agency and municipal securities	2,980	1,234	6	—	4,220
Bank and corporate debt securities and loans for trading purposes	—	1,186	139	—	1,325
Commercial mortgage-backed securities (“CMBS”)	—	2	2	—	4
Residential mortgage-backed securities (“RMBS”)	—	2,803	0	—	2,803
Real estate-backed securities	—	—	63	—	63
Collateralized debt obligations (“CDOs”) and other(4)	—	62	24	—	86
Investment trust funds and other	271	67	1	—	339

Total trading assets and private equity investments	7,197	6,452	260	—	13,909

Derivative assets(5)
Equity contracts	2	973	36	—	1,011
Interest rate contracts	17	8,009	71	—	8,097
Credit contracts	0	498	17	—	515
Foreign exchange contracts	0	5,447	48	—	5,495
Commodity contracts	5	0	—	—	5
Netting	—	—	—	(14,094)	(14,094)

Total derivative assets	24	14,927	172	(14,094)	1,029

Subtotal	¥7,221	¥21,379	¥432	¥(14,094)	¥14,938

Loans and receivables(6)	—	484	70	—	554
Collateralized agreements(7)	—	1,181	5	—	1,186
Other assets
Non-trading debt securities	133	353	—	—	486
Other(2)(3)	463	15	169	—	647

Total	¥7,817	¥23,412	¥676	¥(14,094)	¥17,811

Liabilities:
Trading liabilities
Equities	¥1,146	¥191	¥1	¥—	¥1,338
Japanese government securities	2,263	—	—	—	2,263
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	2,786	590	—	—	3,376
Bank and corporate debt securities	—	391	0	—	391
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDOs”) and other(4)	—	3	0	—	3
Investment trust funds and other	71	25	0	—	96

Total trading liabilities	6,266	1,202	1	—	7,469

Derivative liabilities(5)
Equity contracts	11	1,080	37	—	1,128
Interest rate contracts	9	7,427	124	—	7,560
Credit contracts	0	410	15	—	425
Foreign exchange contracts	0	5,066	21	—	5,087
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(13,457)	(13,457)

Total derivative liabilities	21	13,983	197	(13,457)	744

Subtotal	¥6,287	¥15,185	¥198	¥(13,457)	¥8,213

Short-term borrowings(8)	¥—	¥355	¥17	¥—	¥372
Payables and deposits(9)	—	0	(1)	—	(1)
Collateralized financing(7)	—	566	3	—	569
Long-term borrowings(8)(10)(11)	18	2,403	429	—	2,850
Other liabilities(12)	293	33	1	—	327

Total	¥6,598	¥18,542	¥647	¥(13,457)	¥12,330

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2017 and March 31, 2018, the fair values of these investments which are included in Trading assets

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and private equity investments were ¥62 billion and ¥47 billion, respectively. As of March 31, 2017 and March 31, 2018, the fair values of these investments which are included in Other assets—Others were ¥8 billion and ¥2 billion, respectively.
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

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2017 and 2018, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable. As a practical expedient, fund investments which do not have a readily determinable fair value are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Fund investments where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Fund investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3.

Private equity investments—The determination of fair value of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

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

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. As of March 31, 2017 and March 31, 2018, the fair value of structured notes includes debit adjustments of ¥10 billion and ¥7 billion, respectively, to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfer and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates, etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2017 and 2018. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize the sensitivity of the fair value measurement for each type of financial instrument as a result of an increase in each unobservable valuation input and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value.

	March 31, 2017
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥ 34	DCF	Liquidity discounts	45.0 – 65.0%	57.7%	Lower fair value	Not applicable

Private equity investments	13	Market multiples	EV/EBITDA ratios Liquidity discounts	7.4 x 30.0%	7.4 x 30.0%	Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Foreign government, agency and municipal securities	3	DCF	Credit spreads	0.0 – 1.3%	0.9%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	108	DCF	Credit spreads Recovery rates	0.0 – 16.9% 0.0 – 97.0%	4.4% 38.0%	Lower fair value Higher fair value	No predictable interrelationship

Real estate-backed securities	41	DCF	Yields Loss severities	7.0 – 77.8% 0.0 – 35.2%	20.7% 15.8%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	27	DCF	Yields Prepayment rates Default probabilities Loss severities	5.0 – 18.0% 20.0% 1.0 – 2.0% 44.0 – 100.0%	11.9% 20.0% 2.0% 90.3%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2017
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥ (6)	Option models	Dividend yield Volatilities Correlations	0.0 – 10.0% 3.0 – 70.0% (0.80) – 0.96	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(22)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 3.7% 12.4 – 15.7% 30.2 – 79.0 bp (0.55) – 0.99	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(10)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 17.0% 20.0 – 90.0% 16.2 – 83.0% 0.35 – 0.93	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	23	DCF/ Option models	Interest rates Volatilities Correlations	0.1 – 3.0% 1.0 – 27.5% 0.35 – 0.80	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	66	DCF	Credit spreads	0.0 – 20.0%	2.1%	Lower fair value	Not applicable

Collateralized agreements	5	DCF	Repo rate	3.5%	3.5%	Lower fair value	Not applicable

Other assets
Other(6)	163	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.2 – 10.5% 1.0 – 2.5% 0.6 – 0.7% 0.0 – 30.0%	10.0% 2.4% 0.7% 2.7%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios EV/AUM Liquidity discounts	3.3 – 8.8 x 6.7 – 59.2 x 0.0 – 3.8 x 1.5 x 12.9 – 30.0%	7.0 x 15.1 x 1.1 x 1.5 x 27.3%	Higher fair value Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	70	DCF/ Option models	Volatilities Correlations	3.9 – 60.1% (0.80) – 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Collateralized financing	3	DCF	Repo rate	2.2%	2.2%	Lower fair value	Not applicable

Long-term borrowings	410	DCF	Yields Prepayment rates Default probabilities Loss severities	9.2 – 13.0% 20.0% 2.0% 30.0%	11.3% 20.0% 2.0% 30.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

		DCF/ Option models	Volatilities Volatilities Correlations	3.9 – 60.1% 38.4 – 61.6 bp (0.80) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2018
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥ 21	DCF	Liquidity discounts	27.5 – 75.0%	68.3%	Lower fair value	Not applicable

Foreign government, agency and municipal securities	6	DCF	Credit spreads	0.0 – 6.7%	0.8%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	139	DCF	Credit spreads Recovery rates	0.1 – 19.6% 0.0 – 98.0%	4.1% 74.7%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage-backed securities (“CMBS”)	2	DCF	Yields	6.6 – 8.9%	7.7%	Lower fair value	Not applicable

Real estate-backed securities	63	DCF	Yields Loss severities	6.2 – 23.9% 0.0 – 70.8%	16.3% 8.1%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	24	DCF	Yields Prepayment rates Default probabilities Loss severities	6.0 – 24.0% 20.0% 1.0 – 2.0% 40.0 – 100.0%	13.1% 20.0% 2.0% 91.6%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Derivatives, net:
Equity contracts	¥ (1)	Option models	Dividend yield Volatilities Correlations	0.0 – 11.5% 7.3 – 64.0% (0.84) – 0.95	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(53)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.2 – 3.0% 11.2 – 15.7% 28.0 – 71.2 bp (0.67) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	2	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 122.1% 0.0 – 90.0% 35.0 – 83.0% 0.34 – 0.82	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	27	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.2 – 2.6% 2.4 – 23.7% 237.0 – 280.0 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2018
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Loans and receivables	70	DCF	Credit spreads	0.0 – 9.5%	4.0%	Lower fair value	Not applicable

Collateralized agreements	5	DCF	Repo rate	3.5%	3.5%	Lower fair value	Not applicable

Other assets
Other(6)	169	DCF	WACC Growth rates Liquidity discounts	11.4% 2.5% 10.0%	11.4% 2.5% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	3.3 – 7.8 x 7.5 – 126.4 x 0.0 – 2.2 x 10.0 – 30.0%	5.7 x 23.0 x 0.6 x 29.0%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	17	DCF/ Option models	Volatilities Correlations	7.3 – 50.9% (0.84) – 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Collateralized financing	3	DCF	Repo rate	3.5%	3.5%	Lower fair value	Not applicable

Long-term borrowings	429	DCF/ Option models	Volatilities Volatilities Correlations	7.3 – 50.9% 33.5 – 62.3 bp (0.84) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.
(4)	The impact of an increase in the significant unobservable input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.
(5)	Consideration of the interrelationships between significant unobservable inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.
(6)	Valuation technique(s) and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2017 and 2018. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2017 and 2018, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2018
	Balance as of April 1, 2017	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2018
Assets:
Trading assets and private equity investments
Equities	¥34	¥1	¥—	¥22	¥(36)	¥—	¥(1)	¥8	¥(7)	¥21
Private equity investments	13	1	—	1	(9)	—	1	0	(4)	3
Japanese agency and municipal securities	1	0	—	—	0	—	—	—	—	1
Foreign government, agency and municipal securities	3	1	—	79	(84)	—	0	8	(1)	6
Bank and corporate debt securities and loans for trading purposes	108	13	—	152	(144)	—	(6)	33	(17)	139
Commercial mortgage-backed securities (“CMBS”)	1	0	—	5	(2)	—	0	—	(2)	2
Residential mortgage-backed securities (“RMBS”)	0	0	—	1	(1)	—	0	—	—	0
Real estate-backed securities	41	1	—	101	(78)	—	(2)	—	—	63
Collateralized debt obligations (“CDOs”) and other	27	(8)	—	46	(45)	—	(1)	11	(6)	24
Investment trust funds and other	0	0	—	42	(43)	—	0	2	0	1

Total trading assets and private equity investments	228	9	—	449	(442)	—	(9)	62	(37)	260

Derivatives, net(4)
Equity contracts	(6)	2	—	—	—	(2)	0	5	0	(1)
Interest rate contracts	(22)	14	—	—	—	(7)	1	(5)	(34)	(53)
Credit contracts	(10)	(1)	—	—	—	16	1	(4)	0	2
Foreign exchange contracts	23	(3)	—	—	—	6	(2)	2	1	27

Total derivatives, net	(15)	12	—	—	—	13	0	(2)	(33)	(25)

Subtotal	¥213	¥21	¥—	¥449	¥(442)	¥13	¥(9)	¥60	¥(70)	¥235

Loans and receivables	¥66	¥(14)	¥—	¥33	¥(44)	¥—	¥(4)	¥39	¥(6)	¥70
Collateralized agreements	5	0	—	—	—	—	0	—	—	5
Other assets
Other	163	15	0	4	(6)	—	(7)	0	0	169

Total	¥447	¥22	¥0	¥486	¥(492)	¥13	¥(20)	¥99	¥(76)	¥479

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥3	¥(1)	¥—	¥0	¥1	¥(3)	¥1
Bank and corporate debt securities	0	0	—	0	0	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	1	0	—	1	(2)	—	0	—	—	0
Investment trust funds and other	0	0	—	0	0	—	0	0	0	0

Total trading liabilities	¥2	¥0	¥—	¥4	¥(3)	¥—	¥0	¥1	¥(3)	¥1

Short-term borrowings	70	0	0	89	(105)	—	(1)	1	(37)	17
Payables and deposits	0	0	—	(1)	0	—	—	—	—	(1)
Collateralized financing	3	—	—	3	(3)	—	0	—	—	3
Long-term borrowings	410	13	4	258	(150)	—	(1)	56	(127)	429
Other liabilities	1	1	—	1	0	—	0	0	0	1

Total	¥486	¥14	¥4	¥354	¥(261)	¥—	¥(2)	¥58	¥(167)	¥450

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the quarter are excluded from the table.
(4)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2017 and 2018, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2017	2018
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(1)	¥0
Private equity investments	1	1
Japanese agency and municipal securities	0	—
Foreign government, agency and municipal securities	0	—
Bank and corporate debt securities and loans for trading purposes	0	3
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	(1)	1
Collateralized debt obligations (“CDOs”) and other	(3)	0
Investment trust funds and other	0	0

Total trading assets and private equity investments	(4)	5

Derivatives, net(2)
Equity contracts	(8)	(1)
Interest rate contracts	(12)	(16)
Credit contracts	0	1
Foreign exchange contracts	6	(9)
Commodity contracts	0	—

Total derivatives, net	(14)	(25)

Subtotal	¥(18)	¥(20)

Loans and receivables	1	0
Collateralized agreements	0	0
Other assets
Non-trading debt securities	0	—
Other	(4)	14

Total	¥(21)	¥(6)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2017	2018
	Unrealized gains / (losses)(1)
Liabilities:
Trading liabilities
Equities	¥(1)	¥0
Bank and corporate debt securities	1	0
Collateralized debt obligations (“CDOs”) and other	0	0
Investment trust funds and other	—	0

Total trading liabilities	¥0	¥0

Short-term borrowings	0	1
Payables and deposits	0	—
Collateralized financing	—	0
Long-term borrowings	(4)	40
Other liabilities	0	0

Total	¥(4)	¥41

(1)	Includes gains and losses reported within Net gain on trading, Gain on private equity investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2018, a total of ¥91 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥77 billion of equities reported within Trading assets and private equity investments—Equities, which were transferred because the observable markets in which these instruments were traded became less active. This also comprised ¥10 billion of Investment trust funds and other, which were transferred because the observable markets in which these instruments were traded became less active. During the same period, a total of ¥60 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥59 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became less active.

During the year ended March 31, 2017, a total of ¥550 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥387 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥143 billion of Other assets—Other and ¥13 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became more active. During the same period, a total of ¥483 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥341 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥141 billion of Other liabilities which were transferred because the observable markets in which these instruments were traded became more active.

During the year ended March 31, 2018, a total of ¥355 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥336 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became more active. This also comprised ¥15 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became more active. During the same period, a total of ¥48 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥45 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became more active.

Transfers out of Level 3

During the year ended March 31, 2017, a total of ¥62 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥27 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spreads and recovery rates became observable or less significant. During the same period, a total of ¥134 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥125 billion of Long term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2017, the total amount of ¥16 billion of net derivative assets were transferred out of Level 3. This comprised primarily ¥11 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2018, a total of ¥43 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥17 billion of Bank and corporate debt securities and

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loans for trading purposes, which were transferred because certain credit spreads and recovery rates became observable or less significant. During the same period, a total of ¥167 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥127 billion of Long term borrowings and ¥37 billion of Short term borrowings, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2018, the total amount of ¥33 billion of net derivative assets were transferred out of Level 3. This comprised primarily ¥34 billion of net interest rate derivative assets which were transferred because certain interest rate, volatility and correlation valuation inputs became observable or less significant.

Transfers into Level 3

During the year ended March 31, 2017, a total of ¥118 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥62 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant, ¥16 billion of Collateralized debt obligations (“CDOs”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became unobservable or more significant and ¥14 billion of Loans and receivables which were transferred because certain credit spreads became unobservable or more significant. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes, Collateralized debt obligations (“CDOs”) and other and Loans and receivables which were recognized in the period when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥143 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥132 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the period when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2017, a total amount of net derivative assets which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the period when the transfer into Level 3 occurred was also not significant.

During the year ended March 31, 2018, a total of ¥101 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥39 billion of Loans and receivables which were transferred because certain credit spreads became unobservable or more significant. Losses on these Loans and receivables which were recognized in the period when the transfers into Level 3 occurred were ¥14 billion. ¥33 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant and ¥11 billion of Collateralized debt obligations (“CDOs”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became unobservable or more significant. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes and Collateralized debt obligations (“CDOs”) which were recognized in the period when the transfer into Level 3 occurred was not significant. During the same period, a total of ¥58 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥56 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the period when the transfer into Level 3 occurred was not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2018, the total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the period when the transfer into Level 3 occurred was also not significant.

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

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2017 and 2018. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2017
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥37	¥0	Monthly	Same day-90 days
Venture capital funds	3	1	—	—
Private equity funds	26	14	—	—
Real estate funds	4	—	—	—

Total	¥70	¥15

	Billions of yen
	March 31, 2018
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥25	¥—	Monthly	Same day-90 days
Venture capital funds	1	2	—	—
Private equity funds	22	11	—	—
Real estate funds	1	—	—	—

Total	¥49	¥13

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

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

Private equity funds:

These investments are made mainly in various sectors in Europe, the U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments” (“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2016, 2017 and 2018.

	Billions of yen
	Year ended March 31
	2016	2017	2018
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥1	¥0
Private equity investments	1	0	(1)
Loans and receivables	5	1	(14)
Collateralized agreements(3)	2	6	1
Other assets(2)	(22)	10	11

Total	¥(13)	¥18	¥(3)

Liabilities:
Short-term borrowings(4)	¥14	¥(42)	¥(1)
Collateralized financing(3)	6	(1)	0
Long-term borrowings(4)(5)	79	7	(39)
Other liabilities(6)	(2)	0	(4)

Total	¥97	¥(36)	¥(44)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

Nomura carried its investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) at fair value through election of the fair value option. Nomura held 36.9% of the common stock as of March 31, 2016. This investment was reported within Other assets—Other in the consolidated balance sheets.

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

In May 2016, Nomura completed the purchase of a non-controlling stake in the common stock of American Century Companies, Inc. (“American Century”). As of March 31, 2017 and 2018, Nomura held an economic interest of 39.70% and 40.14% in American Century, respectively. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

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

Changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were decrease of ¥23 billion for the year ended March 31, 2016, mainly due to the widening of Nomura’s credit spread. Changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were increase of ¥15 billion for the year ended March 31, 2017, mainly due to the tightening of Nomura’s credit spread. Changes in the fair value of financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were increase of ¥4 billion for the year ended March 31, 2018, mainly due to the tightening of Nomura’s credit spread. These changes in the fair value are reported in other comprehensive income.

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

As of March 31, 2018, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥0 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥58 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 15% of total assets as of March 31, 2017 and 16% as of March 31, 2018.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2017 and 2018. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2017
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,494	¥2,047	¥1,315	¥479	¥6,335

	Billions of yen
	March 31, 2018
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,394	¥2,168	¥1,512	¥540	¥6,614

(1)	Other than above, there were ¥544 billion and ¥344 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2017 and 2018, respectively. These securities are primarily Japanese government, agency and municipal securities.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2017 and 2018.

	Billions of yen
	March 31, 2017(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,537	¥2,537	¥2,537	¥—	¥—
Time deposits	208	208	—	208	—
Deposits with stock exchanges and other segregated cash	227	227	—	227	—
Loans receivable(2)	1,874	1,875	—	1,405	470
Securities purchased under agreements to resell	11,457	11,457	—	11,452	5
Securities borrowed	7,273	7,272	—	7,272	—

Total	¥23,576	¥23,576	¥2,537	¥20,564	¥475

Liabilities:
Short-term borrowings	¥543	¥543	¥—	¥473	¥70
Deposits received at banks	1,133	1,133	—	1,132	1
Securities sold under agreements to repurchase	17,096	17,096	—	17,093	3
Securities loaned	1,627	1,626	—	1,626	—
Long-term borrowings	7,195	7,218	109	6,697	412

Total	¥27,594	¥27,616	¥109	¥27,021	¥486

	Billions of yen
	March 31, 2018(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,355	¥2,355	¥2,355	¥—	¥—
Time deposits	315	315	—	315	—
Deposits with stock exchanges and other segregated cash	289	289	—	289	—
Loans receivable(2)	2,461	2,461	—	1,946	515
Securities purchased under agreements to resell	9,854	9,854	—	9,849	5
Securities borrowed	6,384	6,383	—	6,383	—

Total	¥21,658	¥21,657	¥2,355	¥18,782	¥520

Liabilities:
Short-term borrowings	¥743	¥743	¥—	¥726	¥17
Deposits received at banks	1,151	1,151	—	1,151	—
Securities sold under agreements to repurchase	14,759	14,759	—	14,756	3
Securities loaned	1,524	1,524	—	1,524	—
Long-term borrowings	7,383	7,417	18	6,939	460

Total	¥25,560	¥25,594	¥18	¥25,096	¥480

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

As of March 31, 2017 and 2018, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2017 and 2018. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2017
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥21,829	¥(19,905)	¥(1,590)	¥334

	Billions of yen
	March 31, 2018
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,472	¥(11,467)	¥(1,653)	¥352

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2017 and 2018 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		March 31, 2018
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥39,203	¥1,011	¥1,128
Interest rate contracts	2,940,234	8,072	7,550
Credit contracts	31,624	515	425
Foreign exchange contracts	362,658	5,494	5,087
Commodity contracts	60,883	5	1

Total	¥3,434,602	¥15,097	¥14,191

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,184	¥24	¥1
Foreign exchange contracts	93	1	—

Total	¥1,277	¥25	¥1

Total derivatives	¥3,435,879	¥15,122	¥14,192

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2017 and 2018, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

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

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets as of March 31, 2017 and 2018 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2017(6)		March 31, 2018(6)
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥808	¥916	¥748	¥769
Exchange-traded	224	334	263	359
Interest rate contracts
OTC settled bilaterally	7,777	7,381	6,938	6,522
OTC centrally-cleared	7,603	7,807	1,142	1,020
Exchange-traded	11	5	17	9
Credit contracts
OTC settled bilaterally	376	512	390	300
OTC centrally-cleared	120	128	125	125
Exchange-traded	1	1	—	—
Foreign exchange contracts
OTC settled bilaterally	6,354	5,992	5,495	5,087
OTC centrally-cleared	84	104	—	—
Commodity contracts
OTC settled bilaterally	—	3	—	—
Exchange-traded	1	1	5	1

Total gross derivative balances(2)	¥23,359	¥23,184	¥15,123	¥14,192
Less: Amounts offset in the consolidated balance sheets(3)	(22,322)	(22,270)	(14,094)	(13,457)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,037	¥914	¥1,029	¥735

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen		Billions of yen
	March 31, 2017(6)		March 31, 2018(6)
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	¥(187)	¥(110)	¥(228)	¥(72)

Net amount	¥850	¥804	¥801	¥663

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2017, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥136 billion and ¥267 billion, respectively. As of March 31, 2018, the gross balance of such derivative assets and derivative liabilities was ¥155 billion and ¥286 billion, respectively.
(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2017, Nomura offset a total of ¥1,642 billion of cash collateral receivables against net derivative liabilities and ¥1,694 billion of cash collateral payables against net derivative assets. As of March 31, 2018, Nomura offset a total of ¥1,201 billion of cash collateral receivables against net derivative liabilities and ¥1,838 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2017, a total of ¥197 billion of cash collateral receivables and ¥484 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2018, a total of ¥167 billion of cash collateral receivables and ¥391 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.
(6)	During the year ended March 31, 2017 and 2018, the rules of a specific central clearing house were amended such that daily variation margin payments and receipts against specific types of derivative now legally represent partial settlement of the derivative rather than margin. These payments and receipts are accounted for as partial settlement of the derivative rather than cash collateral. While there was no impact on the amounts reported in the consolidated balance sheet as of March 31, 2017 and 2018, lower gross derivative balances and equivalent lower amounts offset in the consolidated balance sheets are included in the above table at such date as a result of this change.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2016, 2017, 2018 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2016	2017	2018
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥372	¥65	¥106
Interest rate contracts	(142)	180	(257)
Credit contracts	92	(45)	129
Foreign exchange contracts	134	(284)	49
Commodity contracts	(73)	36	22

Total	¥383	¥(48)	¥49

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2016, 2017 and 2018, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

Also, prior to its disposal in March 2018, Nomura’s insurance subsidiary designated currency swaps as fair value hedges of foreign currency denominated non-trading debt securities in order to convert foreign currency denominated principal amounts of these debt securities into the functional currency of the subsidiary.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2016, 2017 and 2018 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2016	2017	2018
Derivatives designated as hedging instruments:
Interest rate contracts	¥26	¥(8)	¥(1)
Foreign exchange contracts	8	2	9

Total	¥34	¥(6)	¥8

Hedged items:
Long-term borrowings	¥(26)	¥8	¥1
Non-trading debt securities	(8)	(2)	(9)

Total	¥(34)	¥6	¥(8)

Net investment hedges

Nomura designates foreign currency forwards, etc., as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2016, 2017 and 2018.

	Billions of yen
	Year ended March 31
	2016	2017	2018
Hedging instruments:
Foreign exchange contracts	¥7	¥6	¥(11)

Total	¥7	¥6	¥(11)

(1)	The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2016, 2017 and 2018.
(2)	¥1 billion of gain on net investment hedges, which have been deferred in the preceding years and the current year, is recognized.

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

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2018, was ¥406 billion with related collateral pledged of ¥314 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2018, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥3 billion.

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

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2017 and 2018.

	Billions of yen
	March 31, 2017
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(17)	¥12,029	¥2,908	¥4,497	¥3,414	¥1,210	¥9,536
Credit default indices	(26)	5,130	697	1,558	2,188	687	3,265
Other credit risk related portfolio products	5	445	166	253	19	7	312

Total	¥(38)	¥17,604	¥3,771	¥6,308	¥5,621	¥1,904	¥13,113

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2018
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(123)	¥9,271	¥2,106	¥3,780	¥2,262	¥1,123	¥6,975
Credit default indices	(72)	4,842	864	1,300	2,045	633	3,052
Other credit risk related portfolio products	3	306	230	52	17	7	200

Total	¥(192)	¥14,419	¥3,200	¥5,132	¥4,324	¥1,763	¥10,227

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

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

	Billions of yen
	March 31, 2017
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥843	¥1,186	¥3,658	¥4,211	¥1,486	¥645	¥12,029
Credit default indices	171	27	3,284	1,017	474	157	5,130
Other credit risk related portfolio products	19	—	1	3	119	303	445

Total	¥1,033	¥1,213	¥6,943	¥5,231	¥2,079	¥1,105	¥17,604

	Billions of yen
	March 31, 2018
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥466	¥928	¥2,763	¥3,476	¥1,369	¥269	¥9,271
Credit default indices	135	44	1,779	1,949	736	199	4,842
Other credit risk related portfolio products	16	—	4	68	118	100	306

Total	¥617	¥972	¥4,546	¥5,493	¥2,223	¥568	¥14,419

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

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

As of March 31, 2018 there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

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

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2017 and 2018, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2018
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥29,975	¥6,681	¥34,880	¥2,130
Less: Amounts offset in the consolidated balance sheets(2)	(20,121)	(305)	(20,121)	(305)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥9,854	¥6,376	¥14,759	¥1,825

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(8,657)	(5,247)	(11,886)	(674)
Cash collateral	(33)	—	3	—

Net amount	¥1,164	¥1,129	¥2,876	¥1,151

(1)	Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2017, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥881 billion and ¥2,596 billion, respectively. As of March 31, 2017, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,494 billion and ¥205 billion, respectively. As of March 31, 2018, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,039 billion and ¥2,827 billion, respectively. As of March 31, 2018, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,049 billion and ¥177 billion, respectively.
(2)	Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.
(3)	Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.
(4)

Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2018. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2018
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥13,237	¥17,789	¥2,099	¥1,415	¥340	¥34,880
Securities lending transactions	1,495	227	182	156	70	2,130

Total gross recognized liabilities(2)	¥14,732	¥18,016	¥2,281	¥1,571	¥410	¥37,010

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)	Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2018. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2018
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥187	¥1,556	¥1,743
Japanese government, agency and municipal securities	980	306	1,286
Foreign government, agency and municipal securities	27,818	135	27,953
Bank and corporate debt securities	2,334	34	2,368
Commercial mortgage-backed securities (“CMBS”)	2	—	2
Residential mortgage-backed securities (“RMBS”)(1)	3,421	—	3,421
Collateralized debt obligations (“CDOs”) and other	130	—	130
Investment trust funds and other	8	99	107

Total gross recognized liabilities(2)	¥34,880	¥2,130	¥37,010

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes ¥3,351 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations.
(2)	Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2017 and 2018.

	Billions of yen
	March 31
	2017	2018
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥45,821	¥48,434
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	39,119	40,420

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018
Trading assets:
Equities and convertible securities	¥206,640	¥156,429
Government and government agency securities	1,062,008	956,089
Bank and corporate debt securities	137,328	65,864
Commercial mortgage-backed securities (“CMBS”)	—	1
Residential mortgage-backed securities (“RMBS”)	3,426,205	2,618,336
Collateralized debt obligations (“CDOs”) and other(1)	18,676	30,497
Investment trust funds and other	8,976	7,689

	¥4,859,833	¥3,834,905

Deposits with stock exchanges and other segregated cash	¥—	¥—
Non-trading debt securities	23,744	23,566
Investments in and advances to affiliated companies	¥29,336	¥12,042

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018
Loans and receivables	¥4,268	¥15,573
Trading assets	1,580,765	1,456,140
Office buildings, land, equipment and facilities	12,635	5,585
Non-trading debt securities	222,970	192,046
Other	25	112

	¥1,820,663	¥1,669,456

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Non-trading securities:

The following table presents information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Asahi Fire and Marine Insurance Co., Ltd (“AFM”), Nomura’s consolidated insurance subsidiary as of March 31, 2017.

	Millions of yen
	March 31, 2017
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Japanese government, agency and municipal securities	¥89,851	¥3,953	¥585	¥93,219
Foreign government, agency and municipal securities	25,326	2,434	198	27,562
Corporate bonds	117,140	6,942	930	123,152
Equity securities	42,947	21,826	22	64,751

Total	¥275,264	¥35,155	¥1,735	¥308,684

On March 30 2018, Nomura disposed all of its controlling financial interest in AFM to Rakuten, Inc., an unrelated third party entity. As a result of the transaction, AFM was not consolidated as of March 31, 2018 and a gain of approximately ¥8.0 billion was recognized in earnings within Revenue—Other for the year ended March 31, 2018. Information regarding the cost and/or amortized cost, unrealized gains and losses and fair value of non-trading securities has not been provided as of March 31, 2018 as there were no non-trading securities held by Nomura through AFM at such date.

For the year ended March 31, 2017, non-trading securities of ¥63,100 million were disposed of resulting in ¥4,696 million of realized gains and ¥1,304 million of realized losses. Total proceeds received from these disposals were ¥66,492 million. For the year ended March 31, 2018, non-trading securities of ¥40,643 million were disposed of resulting in ¥3,040 million of realized gains and ¥1,688 million of realized losses. Total proceeds received from these disposals were ¥41,994 million. Related gains and losses were computed using the average method. There were no transfers of non-trading securities to trading assets for the year ended March 31, 2017 and 2018.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2017. Equivalent information has not been provided as of March 31, 2018 as there were no non-trading securities held by Nomura through AFM at such date.

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

As of March 31, 2017, the total number of non-trading securities in unrealized loss positions was 41. Equivalent information has not been provided as of March 31, 2018 as there were no non-trading securities held by Nomura through AFM at such date.

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

For the year ended March 31, 2018, other-than-temporary impairment losses recognized for non-trading equity securities and reported within Revenue—Other were ¥30 million. For the year ended March 31, 2018, credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was ¥186 million.

For the year ended March 31, 2018, the non-credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities and reported within Other comprehensive income (loss) were not significant. Other gross unrealized losses of non-trading securities were considered temporary.

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

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2017 and 2018, Nomura received cash proceeds from SPEs in new securitizations of ¥187 billion and ¥116 billion, respectively, and the associated gain (loss) on sale was not significant. For the years ended March 31, 2017 and 2018, Nomura received debt securities issued by these SPEs with an initial fair value of ¥2,574 billion and ¥1,785 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,833 billion and ¥1,065 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,364 billion and ¥4,918 billion as of March 31, 2017 and 2018, respectively. Nomura’s retained interests were ¥308 billion and ¥288 billion as of March 31, 2017 and 2018, respectively. For the years ended March 31, 2017 and 2018, Nomura received cash flows of ¥94 billion and ¥64 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥2 billion as of March 31, 2017. There was no such transaction as of March 31, 2018. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2017 and 2018.

	Billions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥308	¥—	¥308	¥308	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	0	0	—	0

Total	¥—	¥308	¥0	¥308	¥308	¥0

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2018
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥288	¥—	¥288	¥288	¥0
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	0	0	0	0

Total	¥—	¥288	¥0	¥288	¥288	¥0

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions as of March 31, 2017 and 2018.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2017	2018
Fair value of retained interests(1)	¥285	¥263
Weighted-average life (Years)	7.3	7.4
Constant prepayment rate	2.8%	9.3%
Impact of 10% adverse change	(1.5)	(1.5)
Impact of 20% adverse change	(3.0)	(2.8)
Discount rate	3.4%	3.5%
Impact of 10% adverse change	(1.7)	(2.2)
Impact of 20% adverse change	(3.3)	(4.3)

(1)	The sensitivity analysis covers the material retained interests held of ¥285 billion out of ¥308 billion as of March 31, 2017 and ¥263 billion out of ¥288 billion as of March 31, 2018. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2017 and 2018. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2017	2018
Assets
Trading assets
Equities	¥6	¥1
Debt securities	20	20
CMBS and RMBS	7	—
Loans	3	1

Total	¥36	¥22

Liabilities
Long-term borrowings	¥36	¥21

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

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2017 and 2018. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2017	2018
Consolidated VIE assets
Cash and cash equivalents	¥4	¥23
Trading assets
Equities	679	712
Debt securities	682	436
CMBS and RMBS	11	4
Investment trust funds and other	11	12
Derivatives	15	20
Private equity investments	2	2
Office buildings, land, equipment and facilities	15	25
Other	44	66

Total	¥1,463	¥1,300

Consolidated VIE liabilities
Trading liabilities
Derivatives	18	22
Borrowings
Short-term borrowings	103	124
Long-term borrowings	851	829
Other	2	2

Total	¥974	¥977

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2017 and 2018. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2017
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥65	¥—	¥65
Debt securities	109	—	109
CMBS and RMBS	3,754	—	3,754
Investment trust funds and other	146	—	146
Derivatives	0	—	2
Private equity investments	24	—	24
Loans	388	—	388
Other	10	—	10
Commitments to extend credit and other guarantees	—	—	59

Total	¥4,496	¥—	¥4,557

	Billions of yen
	March 31, 2018
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥35	¥—	¥35
Debt securities	110	—	110
CMBS and RMBS	2,775	—	2,775
Investment trust funds and other	174	—	174
Derivatives	—	—	—
Private equity investments	13	—	13
Loans	455	—	455
Other	17	—	17
Commitments to extend credit and other guarantees	—	—	71

Total	¥3,579	¥—	¥3,650

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loans and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2017, and 2018 by portfolio segment.

	Millions of yen
	March 31, 2017
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥386,127	¥—	¥386,127
Short-term secured margin loans	358,572	—	358,572
Inter-bank money market loans	1,040	—	1,040
Corporate loans	592,425	537,664	1,130,089

Total loans receivable	¥1,338,164	¥537,664	¥1,875,828

Advances to affiliated companies	300	—	300

Total	¥1,338,464	¥537,664	¥1,876,128

	Millions of yen
	March 31, 2018
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥491,559	¥—	¥491,559
Short-term secured margin loans	429,075	—	429,075
Inter-bank money market loans	1,385	—	1,385
Corporate loans	986,347	554,137	1,540,484

Total loans receivable	¥1,908,366	¥554,137	¥2,462,503

Advances to affiliated companies	—	—	—

Total	¥1,908,366	¥554,137	¥2,462,503

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases nor sales of loans receivable during the year ended March 31, 2017. During the same period, there were no significant reclassifications of loans receivable to trading assets.

There were no significant purchases nor sales of loans receivable during the year ended March 31, 2018. During the same period, there were no significant reclassifications of loans receivable to trading assets.

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

The following tables present changes in the total allowance for credit losses for the years ended March 31, 2016, 2017 and 2018.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2017
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥912	¥66	¥7	¥8	¥0	¥993	¥2,484	¥3,477
Provision for credit losses	72	5	(7)	465	—	535	(12)	523
Charge-offs	(16)	(5)	—	—	0	(21)	—	(21)
Other(1)	—	(66)	—	0	—	(66)	(362)	(428)

Ending balance	¥968	¥—	¥—	¥473	¥0	¥1,441	¥2,110	¥3,551

	Millions of yen
	Year ended March 31, 2018
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥968	¥—	¥—	¥473	¥0	¥1,441	¥2,110	¥3,551
Provision for credit losses	172	—	—	(26)	—	146	24	170
Charge-offs	0	—	—	—	0	0	—	0
Other(1)	—	—	—	(30)	—	(30)	(177)	(207)

Ending balance	¥1,140	¥—	¥—	¥417	¥—	¥1,557	¥1,957	¥3,514

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2017 and 2018.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2018
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥—	¥—	¥417	¥—	¥417
Evaluated collectively	1,140	—	—	0	—	1,140

Total allowance for credit losses	¥1,140	¥—	¥—	¥417	¥—	¥1,557

Loans by impairment methodology
Evaluated individually	¥2,800	¥162,017	¥1,385	¥978,501	¥—	¥1,144,703
Evaluated collectively	488,759	267,058	—	7,846	—	763,663

Total loans	¥491,559	¥429,075	¥1,385	¥986,347	¥—	¥1,908,366

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

As of March 31, 2018, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

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

As of March 31, 2018, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant

The amounts of TDRs which occurred during the years ended March 31, 2017 and 2018 were not significant.

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

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2017 and 2018.

	Millions of yen
	March 31, 2017
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥124,997	¥89,022	¥—	¥36,406	¥250,425
Unsecured loans at banks	134,141	1,559	1	1	135,702
Short-term secured margin loans	—	—	—	358,574	358,574
Unsecured inter-bank money market loans	1,040	—	—	—	1,040
Secured corporate loans	286,384	287,469	—	5,702	579,555
Unsecured corporate loans	1,859	284	—	10,727	12,870
Advances to affiliated companies	300	—	—	—	300

Total	¥548,721	¥378,334	¥1	¥411,410	¥1,338,466

	Millions of yen
	March 31, 2018
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥152,137	¥106,385	¥—	¥46,948	¥305,470
Unsecured loans at banks	186,089	—	—	—	186,089
Short-term secured margin loans	—	—	—	429,075	429,075
Unsecured inter-bank money market loans	1,385	—	—	—	1,385
Secured corporate loans	273,894	701,761	—	3,555	979,210
Unsecured corporate loans	—	—	—	7,137	7,137
Advances to affiliated companies	—	—	—	—	—

Total	¥613,505	¥808,146	¥—	¥486,715	¥1,908,366

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default—more than that of ‘B range.’

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

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

The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2017 and 2018.

	Millions of yen
	March 31
	2017			2018
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,090	¥(1,612)	¥1,478	¥3,053	¥(1,657)	¥1,396
Aircraft	15,110	(56)	15,054	24,989	(54)	24,935

Total	¥18,200	¥(1,668)	¥16,532	¥28,042	¥(1,711)	¥26,331

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥1,229 million, ¥717 million and ¥1,377 million for the years ended March 31, 2016, 2017 and 2018, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancellable operating leases as of March 31, 2018 were ¥27,059 million and these future minimum lease payments to be received are scheduled as below:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥27,059	¥2,277	¥2,277	¥2,277	¥2,277	¥2,239	¥15,712

Nomura as lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities in Japan and overseas under noncancellable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2016, 2017 and 2018 were ¥49,000 million, ¥42,919 million and ¥44,202 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the future minimum lease payments under noncancellable operating leases with remaining terms exceeding one year as of March 31, 2018:

Millions of yen
March 31
2018
Total minimum lease payments	¥117,086
Less: Sublease rental income	(11,267)

Net minimum lease payments	¥105,819

The future minimum lease payments above are scheduled as below as of March 31, 2018:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥117,086	¥16,553	¥14,707	¥11,945	¥8,337	¥7,500	¥58,044

Nomura leases certain equipment and facilities in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amounts of capital lease assets as of March 31, 2017 and 2018 were ¥27,067 million and ¥28,653 million, respectively and accumulated depreciations on such capital lease assets as of March 31, 2017 and 2018 were ¥7,225 million and ¥8,791 million, respectively.

The following table presents the future minimum lease payments under capital leases as of March 31, 2018:

Millions of yen
March 31
2018
Total minimum lease payments	¥46,188
Less: Amount representing interest	(27,508)

Present value of net lease payments	¥18,680

The future minimum lease payments above are scheduled as below as of March 31, 2018:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥46,188	¥3,726	¥3,825	¥3,885	¥3,888	¥3,886	¥26,978

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018
Other assets—Other:
Securities received as collateral	¥447,272	¥301,072
Goodwill and other intangible assets	104,821	99,455
Deferred tax assets	21,825	16,135
Investments in equity securities for other than operating purposes(1)	245,600	192,819
Prepaid expenses	10,699	14,561
Other(2)	249,888	284,092

Total	¥1,080,105	¥908,134

Other liabilities:
Obligation to return securities received as collateral	¥447,272	¥301,072
Accrued income taxes	24,213	34,181
Other accrued expenses and provisions	397,605	448,423
Other(3)	439,420	166,858

Total	¥1,308,510	¥950,534

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments were comprised of listed equity securities and unlisted equity securities of ¥117,476 million and ¥128,124 million respectively, as of March 31, 2017, and ¥63,132 million and ¥129,687 million respectively, as of March 31, 2018. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of income.
(2)	Certain changes have been made by revisiting the definition of “Customers” in our consolidated balance sheets. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
(3)	Includes liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary. As of March 31, 2017, carrying value was ¥224,418 million and estimated fair value was ¥225,563 million. No equivalent amounts were reported in Other liabilities—Other as of March 31, 2018 as Nomura’s insurance subsidiary was deconsolidated prior to such date. Fair value was estimated using DCF valuation techniques and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2017 and 2018.

	Millions of yen
	Year ended March 31, 2017
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥92,110	¥(11,817)	¥80,293	¥—	¥—	¥(357)	¥91,753	¥(11,817)	¥79,936
Other	470	—	470	—	—	1	471	—	471

Total	¥92,580	¥(11,817)	¥80,763	¥—	¥—	¥(356)	¥92,224	¥(11,817)	¥80,407

	Millions of yen
	Year ended March 31, 2018
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥91,753	¥(11,817)	¥79,936	¥2,504	¥—	¥(4,390)	¥89,492	¥(11,442)	¥78,050
Other	471	—	471	—	—	2	473	—	473

Total	¥92,224	¥(11,817)	¥80,407	¥2,504	¥—	¥(4,388)	¥89,965	¥(11,442)	¥78,523

(1)	Includes currency translation adjustments.

The following table presents finite-lived intangible assets by type as of March 31, 2017 and 2018.

	Millions of yen
	March 31, 2017			March 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥67,942	¥(52,628)	¥15,314	¥62,577	¥(51,066)	¥11,511
Other	493	(360)	133	1,030	(162)	868

Total	¥68,435	¥(52,988)	¥15,447	¥63,607	¥(51,228)	¥12,379

Amortization expenses for the years ended March 31, 2016, 2017 and 2018 were ¥5,181 million, ¥4,535 million and ¥3,324 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2019	¥3,825
2020	2,647
2021	2,647
2022	2,235
2023	178

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥8,967 million and ¥8,553 million as of March 31, 2017 and 2018, respectively.

10. Borrowings:

The following table presents short-term and long-term borrowings of Nomura as of March 31, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018
Short-term borrowings(1):
Commercial paper	¥2,562	¥179,291
Bank borrowings	130,676	108,801
Other	409,811	455,405

Total	¥543,049	¥743,497

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥2,868,591	¥2,929,128
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,099,278	917,154
Non-Japanese yen denominated	782,315	1,127,503
Floating-rate obligations:
Japanese yen denominated	825,038	725,235
Non-Japanese yen denominated	164,397	174,205
Index / Equity-linked obligations:
Japanese yen denominated	822,746	850,291
Non-Japanese yen denominated	592,831	631,674

	4,286,605	4,426,062

Subtotal	7,155,196	7,355,190

Trading balances of secured borrowings	40,212	27,317

Total	¥7,195,408	¥7,382,507

(1)	Includes secured borrowings of ¥158,156 million as of March 31, 2017 and ¥96,840 million as of March 31, 2018.
(2)	Includes secured borrowings of ¥120,322 million as of March 31, 2017 and ¥111,147 million as of March 31, 2018.
(3)	Includes secured borrowings of ¥851,239 million as of March 31, 2017 and ¥888,088 million as of March 31, 2018.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen

	March 31
	2017	2018
Debt issued by the Company	¥3,006,669	¥2,869,462
Debt issued by subsidiaries—guaranteed by the Company	1,846,119	2,232,635
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,342,620	2,280,410

Total	¥7,195,408	¥7,382,507

(1)	Includes trading balances of secured borrowings.

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

As of March 31, 2018, fixed-rate long-term borrowings mature between 2018 and 2067 at interest rates ranging from 0.00% to 17.00%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2018 and 2048 at interest rates ranging from 0.00% to 5.74%. Index / Equity-linked obligations mature between 2018 and 2048 at interest rates ranging from 0.00% to 40.00%.

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

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2017 and 2018.

	March 31
	2017	2018
Short-term borrowings	1.20%	0.55%
Long-term borrowings	0.90%	1.13%
Fixed-rate obligations	1.03%	1.25%
Floating-rate obligations	1.26%	1.19%
Index / Equity-linked obligations	0.37%	0.79%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2018:

Year ending March 31	Millions of yen
2019	¥655,644
2020	1,063,520
2021	994,263
2022	711,229
2023	670,967
2024 and thereafter	3,259,567

Subtotal	7,355,190

Trading balances of secured borrowings	27,317

Total	¥7,382,507

Borrowing facilities

As of March 31, 2017 and 2018, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.

Subordinated borrowings

As of March 31, 2017 and 2018, subordinated borrowings were ¥484,854 million and ¥428,200 million, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2016, 2017 and 2018.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2016	2017	2018
Basic—
Net income attributable to NHI shareholders	¥131,550	¥239,617	¥219,343

Weighted average number of shares outstanding	3,600,701,499	3,560,775,652	3,474,593,441

Net income attributable to NHI shareholders per share	¥36.53	¥67.29	¥63.13

Diluted—
Net income attributable to NHI shareholders	¥131,426	¥239,475	¥219,266

Weighted average number of shares outstanding	3,700,388,050	3,647,729,909	3,543,602,532

Net income attributable to NHI shareholders per share	¥35.52	¥65.65	¥61.88

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2016, 2017 and 2018 arising from options to purchase common shares issued by subsidiaries and affiliates. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2016, 2017 and 2018.

Antidilutive stock options to purchase 10,029,500, 7,927,900 and 13,035,600 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2016, 2017 and 2018, respectively.

Subsequent Events

On April 26, 2018, the Company adopted a resolution to set up a share buyback program. See Note 17 “Shareholders’ equity” for further information.

On April 26, 2018, the Company adopted a resolution to issue Restricted Stock Units (“RSUs”) in lieu of existing compensation programs such as the issuance of SARs. See Note 13 “Deferred compensation awards” for further information.

12. Employee benefit plans:

Nomura provides various pension plans and other post-retirement benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥9,338 million and ¥10,305 million as of March 31, 2017 and 2018, respectively.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2016, 2017 and 2018. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2016	2017	2018
Service cost	¥8,253	¥8,909	¥9,565
Interest cost	2,092	1,444	2,258
Expected return on plan assets	(6,064)	(6,004)	(6,066)
Amortization of net actuarial losses	1,456	2,867	2,979
Amortization of prior service cost	(1,148)	(1,090)	(1,061)

Net periodic benefit cost	¥4,589	¥6,126	¥7,675

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 15 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2017 and 2018.

	Millions of yen
	As of or for the year ended March 31
	2017	2018
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥253,292	¥269,736
Service cost	8,909	9,565
Interest cost	1,444	2,258
Actuarial gain	16,367	17,004
Benefits paid	(10,285)	(10,581)
Acquisition, divestitures and other	9	1

Projected benefit obligation at end of year	¥269,736	¥287,983

Change in plan assets:
Fair value of plan assets at beginning of year	¥232,027	¥233,945
Actual return on plan assets	6,754	5,128
Employer contributions	4,124	4,139
Benefits paid	(8,960)	(9,162)

Fair value of plan assets at end of year	¥233,945	¥234,050

Funded status at end of year	(35,791)	(53,933)

Amounts recognized in the consolidated balance sheets	¥(35,791)	¥(53,933)

The accumulated benefit obligation (“ABO”) was ¥269,736 million and ¥287,983 million as of March 31, 2017 and 2018, respectively.

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018
Plans with ABO in excess of plan assets:
PBO	¥36,587	¥53,933
ABO	36,587	53,933
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥36,587	¥53,933
ABO	36,587	53,933
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in Accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2018.

Millions of yen
For the year ended March 31, 2018
Net actuarial loss	¥84,903
Net prior service cost	(6,649)

Total	¥78,254

Pre-tax amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2019
Net actuarial loss	¥3,814
Net prior service cost	(1,148)

Total	¥2,666

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2017 and 2018.

	March 31
	2017	2018
Discount rate	0.9%	0.8%
Rate of increase in compensation levels	2.5%	1.7%

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2016, 2017 and 2018.

	Year ended March 31
	2016	2017	2018
Discount rate	0.9%	0.6%	0.9%
Rate of increase in compensation levels	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

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

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2017 and March 31, 2018 within the fair value hierarchy.

	Millions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Balance as of March 31, 2017
Pension plan assets:
Equities	¥24,375	¥—	¥—	¥24,375
Private equity investments	—	—	6,785	6,785
Japanese government securities	53,270	—	—	53,270
Bank and corporate debt securities	2,389	1,932	—	4,321
Investment trust funds and other(1)	—	9,816	50,424	60,240
Life insurance company general accounts	—	53,098	—	53,098
Other assets	—	31,856	—	31,856

Total	¥80,034	¥96,702	¥57,209	¥233,945

	Millions of yen
	March 31, 2018
	Level 1	Level 2	Level 3	Balance as of March 31, 2018
Pension plan assets:
Equities	¥27,001	¥—	¥—	¥27,001
Private equity investments	—	2,473	3,639	6,112
Japanese government securities	40,938	—	—	40,938
Bank and corporate debt securities	2,351	2,218	—	4,569
Investment trust funds and other(1)	—	6,291	54,625	60,916
Life insurance company general accounts	—	53,835	—	53,835
Other assets	—	40,679	—	40,679

Total	¥70,290	¥105,496	¥58,264	¥234,050

(1)	Includes hedge funds and real estate funds.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2017 was ¥3,239 million, ¥140 million and ¥37,021 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2018 was ¥3,407 million, ¥166 million and ¥37,893 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

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

	Millions of yen
	Year ended March 31, 2017
	Balance as of April 1, 2016	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2017
Private equity investments	¥7,510	¥353	¥(1,078)	¥6,785
Investment trust funds and other	47,699	1,155	1,570	50,424

Total	¥55,209	¥1,508	¥492	¥57,209

	Millions of yen
	Year ended March 31, 2018
	Balance as of April 1, 2017	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2018
Private equity investments	¥6,785	¥(657)	¥(2,489)	¥3,639
Investment trust funds and other	50,424	234	3,967	54,625

Total	¥57,209	¥(423)	¥1,478	¥58,264

The fair value of Level 3 plan assets of non-Japanese entities’ plans, mainly consisting of annuities, was ¥37,021 million and ¥37,893 million as of March 31, 2017 and 2018, respectively. The amount of unrealized profit (loss) of Level 3 assets was ¥5,836 million and ¥423 million as of March 31, 2017 and 2018, respectively. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2017 and 2018 were not significant.

Cash Flows

Nomura expects to contribute ¥4,139 million to Japanese entities’ plans in the year ending March 31, 2018. Nomura policy is to contribute annual amounts based on the relevant local funding requirements of the plans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2019	¥11,396
2020	10,461
2021	10,194
2022	10,335
2023	10,665
2024-2028	57,481

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,582 million, ¥3,636 million and ¥3,627 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2016, 2017 and 2018, respectively.

The contributions to overseas defined contribution pension plans were ¥10,777 million, ¥8,650 million and ¥9,265 million for the years ended March 31, 2016, 2017 and 2018, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥7,147 million, ¥8,138 million and ¥8,082 million for the years ended March 31, 2016, 2017 and 2018, respectively.

13. Deferred compensation awards:

Nomura issues deferred compensation awards to senior management and employees, certain of which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.

These stock-based compensation awards comprise Plan A and Plan B Stock Acquisition Right (“SAR”) awards, Notional Stock Unit (“NSU”) awards, and Collared Notional Stock Unit (“CSU”) awards. SAR Plan A awards are awards of stock options while SAR Plan B awards, NSU awards and CSU awards are analogous to awards of restricted common stock. The Company also issues other deferred compensation awards, namely Notional Indexed Unit (“NIU”) awards which are linked to a world stock index quoted by Morgan Stanley Capital International.

Certain deferred compensation awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination of employment if certain

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

Unless indicated below, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material restatements of financial statements, material conduct issues, material damage to Nomura’s business or reputation, material downturns in the performance of the Nomura group and/or a material failure of risk management.

SAR Plan A awards

The Company issues SAR Plan A awards linked to the price of the Company’s common stock pursuant to several stock option plans. These awards vest and are exercisable into the Company’s common stock approximately two years after grant date and expire approximately seven years after grant date. The exercise price is generally not less than the fair value of the Company’s common stock on grant date. These awards are subject to the above reduction and forfeiture provisions but are not subject to claw back.

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

The weighted-average grant date fair value of SAR Plan A awards granted during the years ended March 31, 2016, 2017 and 2018 was ¥176, ¥126 and ¥110 per share, respectively. The weighted-average assumptions used in each of these years were as follows.

	Year ended March 31
	2016	2017	2018
Expected volatility	40.87%	40.95%	35.30%
Expected dividends yield	2.99%	2.30%	3.07%
Expected lives (in years)	7	4.5	4.5
Risk-free interest rate	0.27%	0.03%	0.10%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2018.

	Outstanding (number of Nomura shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2017	14,471,000	¥634	4.2
Granted	2,557,500	684
Exercised	(1,817,000)	403
Forfeited	(9,800)	660
Expired	(131,400)	474

Outstanding as of March 31, 2018	15,070,300	¥671	4.1

Exercisable as of March 31, 2018	9,960,400	¥687	3.1

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2016, 2017 and 2018 was ¥435 million, ¥330 million and ¥450 million, respectively.

The aggregate intrinsic value of SAR Plan A awards outstanding and exercisable as of March 31, 2018 was ¥702 million and ¥645 million, respectively.

As of March 31, 2018, total unrecognized compensation cost relating to SAR Plan A awards was ¥317 million which is expected to be recognized over a weighted average period of 1.3 years. The total fair value of SAR Plan A awards which vested during the years ended March 31, 2016, 2017 and 2018 was ¥nil, respectively.

SAR Plan B awards

The Company issues SAR Plan B awards linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock, have an exercise price of ¥1 per share and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations.

The grant date fair value of SAR Plan B awards is determined using the price of the Company’s common stock.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2018. No new SAR Plan B awards have been granted since April 1, 2018.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2017	74,331,600	¥486	4.8
Granted	17,840,700	588
Exercised	(32,528,200)	482
Forfeited	(1,405,100)	527
Expired	(301,400)	654

Outstanding as of March 31, 2018	57,937,600	¥518	4.7

Exercisable as of March 31, 2018	23,793,300	¥505	3.0

The weighted-average grant date fair value per share for the years ended March 31, 2016, 2017 and 2018 was ¥759, ¥375 and ¥588, respectively.

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2016, 2017 and 2018 was ¥25,059 million, ¥21,014 million and ¥21,740 million, respectively.

The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2018 was ¥35,591 million and ¥14,616 million, respectively.

As of March 31, 2018, total unrecognized compensation cost relating to SAR Plan B awards was ¥2,341 million which is expected to be recognized over a weighted average period of 1.8 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2016, 2017 and 2018 was ¥20,880 million, ¥23,310 million and ¥17,539 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2016, 2017 and 2018 was ¥16,890 million, ¥8,960 million and ¥9,650 million, respectively.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2018 was ¥764 million and the tax benefit realized from exercise of these awards was ¥678 million.

Total related tax benefits recognized in the consolidated statements of income relating to SAR Plan A awards and SAR Plan B awards for the years ended March 31, 2016, 2017 and 2018 were ¥806 million, ¥453 million and ¥566 million, respectively. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 11 “Earnings per share” for further information.

NSU and CSU awards

NSU and CSU awards are cash-settled awards linked to the price of the Company’s common stock. NSU awards replicate the key features of SAR Plan B awards described above but are settled in cash rather than exercisable into the Company’s common stock. CSU awards are similar to NSU awards but exposure to movements in the price of the Company’s common stock is subject to a cap and floor. Both types of award have graded vesting periods generally over three years with certain longer vesting periods where required by local regulations.

The fair value of NSU and CSU awards are determined using the price of the Company’s common stock.

The following table presents activity related to NSU and CSU awards for the year ended March 31, 2018. No new CSU awards have been granted since April 1, 2018.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2017	31,972,807	¥679		19,032,063	¥603
Granted	30,026,069	681	(1)	22,422,312	668	(1)
Vested	(25,304,958)	676	(2)	(18,591,244)	639	(2)
Forfeited	(1,734,319)			(1,676,656)

Outstanding as of March 31, 2018	34,959,599	¥568	(3)	21,186,475	¥607	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2018.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSU and CSU awards for the years ended March 31, 2016, 2017 and 2018 was ¥23,480 million, ¥23,127 million and ¥24,286 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total unrecognized compensation cost relating to NSU awards, based on the fair value of these awards as of March 31, 2018, was ¥2,858 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.1 years.

The total fair value of NSU awards which vested during the years ended March 31, 2016, 2017 and 2018 was ¥19,860 million, ¥14,267 million and ¥17,103 million, respectively.

Total unrecognized compensation cost relating to CSU awards, based on the fair value of these awards as of March 31, 2018, was ¥2,806 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.4 years.

The total fair value of CSU awards which vested during the years ended March 31, 2016, 2017 and 2018 was ¥18,366 million, ¥15,186 million and ¥11,871 million, respectively.

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIU awards to senior management and employees. NIU awards are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International, with graded vesting periods generally over three years with certain longer vesting periods where required by local regulations.

The fair value of NIU awards is determined using the price of the index.

The following table presents activity relating to NIU awards for the year ended March 31, 2018. No new NIU awards have been granted since April 1, 2018.

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2017	12,281,338	$5,123
Granted	14,939,005	5,339	(2)
Vested	(12,898,991)	5,366	(3)
Forfeited	(1,037,376)

Outstanding as of March 31, 2018	13,283,976	$5,854	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2018.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIU awards for the year ended March 31, 2016, 2017 and 2018 was ¥9,463 million, ¥6,107 million and ¥8,697 million, respectively.

Total unrecognized compensation cost relating to NIU awards, based on the fair value of these awards as of March 31, 2018, was ¥1,668 million which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.2 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total fair value of NIU awards which vested during the years ended March 31, 2016, 2017 and 2018 was ¥13,725 million, ¥10,802 million and ¥7,669 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs, CSUs and NIU awards for the years ended March 31, 2016, 2017 and 2018 were ¥672 million, ¥720 million and ¥779 million, respectively.

Subsequent events

On April 26, 2018, the Company passed a resolution to grant a new type of deferred compensation award, namely Restricted Stock Unit (“RSU”) awards to certain senior management and employees. RSU awards are now the primary type of deferred compensation award in Nomura and will prospectively replace SAR Plan B awards, CSU awards and NIU awards. Existing unvested SAR Plan B, CSU and NIU awards have not been modified and will continue to vest in accordance with their original contractual terms.

A total of 50,284,100 RSU awards have been granted which are linked to the price of the Company’s common stock and will be settled in an equivalent number of shares of common stock sourced from treasury shares if the vesting conditions of the awards are met. The awards generally have a graded vesting period over three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

In May 2018, Nomura also granted NSU awards to senior management and employees in countries where RSU awards are less favorably treated from tax or other perspectives. These NSU awards have a total grant date fair value of ¥7 billion and vesting periods of up to seven years.

14. Restructuring initiatives:

During the year ended March 31, 2016, global markets have experienced extreme volatility and a significant decline in liquidity, triggered by heightened uncertainty in the global economy. Nomura’s management approved the restructuring of its Wholesale segment in EMEA and the Americas in March 2016. This restructuring will involve the closing of certain Wholesale businesses in EMEA and rationalizing existing businesses in the Americas in order to reduce costs, increase efficiencies and generate sustainable profitability within Nomura’s international operations in these regions. During the year ended March 31, 2018, this restructuring initiative is completed.

As a result of this restructuring initiative, Nomura recognized ¥15,603 million of restructuring costs in the consolidated statements of income during the year ended March 31, 2016 which primarily relate to employee termination costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income and within Nomura’s Wholesale segment. As of March 31, 2016, these costs are primarily reported as liabilities within Other liabilities in the consolidated statements of financial position. The amount of restructuring costs recognized in the consolidated statements of income during the year ended March 31, 2017 and the year ended March 31, 2018 was not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Income taxes:

The following table presents components of Income tax expense reported in the consolidated statements of income for the years ended March 31, 2016, 2017 and 2018.

	Millions of yen
	Year ended March 31
	2016	2017	2018
Current:
Domestic	¥72,272	¥52,004	¥35,018
Foreign	9,183	5,697	8,589

Subtotal	81,455	57,701	43,607

Deferred:
Domestic	(66,176)	20,239	64,340
Foreign	7,317	2,289	(4,081)

Subtotal	(58,859)	22,528	60,259

Total	¥22,596	¥80,229	¥103,866

The income tax benefit recognized from operating losses for the years ended March 31, 2016, 2017 and 2018 was ¥5,451 million, ¥868 million and ¥4,653 million, respectively, which is included within deferred income tax expense above.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax.

Due to revisions in domestic tax laws during the fourth quarter ended March 31, 2015 and March 31, 2016, the effective statutory tax rates applicable to Nomura in Japan are 33% for the fiscal year ended March 31, 2016, 31% for the fiscal year ended at March 31, 2017 and 31% thereafter.

On December 22, 2017, the Tax Cuts and Jobs Act (“the Act”) was enacted in the United States which significantly changes U.S. income tax law, including reducing the U.S. federal corporate income tax rate to 21%, broadening the U.S. tax base, introducing a territorial tax system and one time repatriation tax on U.S. entities for previously deferred earnings of non-U.S. investees, allowing full expensing of certain property assets and imposing certain additional taxes on payments made from U.S. entities to foreign related parties. Nomura has recognized a reduction of ¥2,776 million in deferred tax liabilities and deferred tax expense as a result of the reduction in the corporate income tax rate which is effective for U.S. entities from January 1, 2018. Nomura continues to evaluate and assess the other impacts of the Act on its U.S. entities and may recognize further adjustments to deferred tax assets and liabilities, and therefore to income tax expense, during the fiscal year ending March 31, 2019 depending on, among other things, finalizing the calculations for all impacted entities, changes in certain assumptions and interpretations made by Nomura, certain actions to be taken by Nomura in the future and whether additional guidance is released by the U.S. tax authorities and other bodies.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2016, 2017 and 2018.

	Year ended March 31
	2016	2017	2018
Nomura’s effective statutory tax rate	33.0%	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances	36.1	(10.8)	(22.8)
Additional taxable revenues	0.3	0.1	0.1
Non-deductible expenses	7.8	2.9	1.9
Non-taxable revenue	(7.2)	(2.6)	(3.6)
Dividends from foreign subsidiaries	0.0	0.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	0.1	0.0	0.0
Different tax rate applicable to income (loss) of foreign subsidiaries	1.1	0.3	0.8
Effect of changes in foreign tax laws	—	—	23.5
Effect of changes in domestic tax laws	(0.9)	1.0	—
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates(1)	(54.8)	1.7	1.7
Other	(1.8)	1.3	(0.9)

Effective tax rate	13.7%	24.9%	31.7%

(1)	The tax benefit recognized on the devaluation of investment in subsidiaries and affiliates during the year ended March 31, 2016 of approximately ¥90 billion (which impacts Nomura’s effective statutory tax rate by 54.8%) arises from the recognition of deferred tax assets from the decision of Nomura management to liquidate certain wholly-owned subsidiaries within Nomura during the year. Total valuation allowances of ¥24 billion have been recognized against these deferred tax assets, the impact of which are reported in changes in deferred tax valuation allowances for the same period.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2017 and 2018, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2017	2018
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥17,988	¥19,982
Investments in subsidiaries and affiliates	100,100	36,189
Valuation of financial instruments	65,158	61,249
Accrued pension and severance costs	21,854	20,967
Other accrued expenses and provisions	84,268	76,578
Operating losses	406,440	340,780
Other	8,408	5,587

Gross deferred tax assets	704,216	561,332
Less—Valuation allowances	(519,492)	(422,280)

Total deferred tax assets	184,724	139,052

Deferred tax liabilities
Investments in subsidiaries and affiliates	125,752	127,041
Valuation of financial instruments	46,684	43,985
Undistributed earnings of foreign subsidiaries	947	1,137
Valuation of fixed assets	18,042	4,524
Other	5,840	3,342

Total deferred tax liabilities	197,265	180,029

Net deferred tax assets (liabilities)	¥(12,541)	¥(40,977)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within Other assets—Other in the consolidated balance sheets were ¥21,825 million and ¥16,135 million as of March 31, 2017 and 2018, respectively and net deferred tax liabilities reported within Other liabilities in the consolidated balance sheets were ¥34,366 million and ¥57,112 million as of March 31, 2017 and 2018, respectively.

As of March 31, 2018, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥5,534 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

The following table presents changes in total valuation allowances established against deferred tax assets for the years ended March 31, 2016, 2017 and 2018.

	Millions of yen
	Year ended March 31
	2016		2017		2018
Balance at beginning of year	¥565,103		¥543,489		¥519,492
Net change during the year	(21,614	)(1)	(23,997	)(2)	(97,212	)(3)

Balance at end of year	¥543,489		¥519,492		¥422,280

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Primarily includes ¥7,003 million of additional full valuation allowances established by certain foreign subsidiaries against additional operating loss carryforwards generated during the period as a result of additional taxable losses being incurred by such subsidiaries, offset by a reduction of ¥27,757 million of valuation allowances of certain foreign subsidiaries and a reduction of ¥860 million related to Japanese subsidiaries and the Company because of decrease in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥21,614 million of allowances decreased for the year ended March 31, 2016.
(2)	Primarily includes an increase of ¥2,040 million of valuation allowances of certain foreign subsidiaries partly because of changes in the expected realization of deferred tax assets, a reduction of ¥35,214 million of valuation allowances of certain foreign subsidiaries mainly by utilization of operating loss carryforwards, an increase of ¥5,811 million of valuation allowances related to Japanese subsidiaries and the Company as a result of changes in the expected realization of deferred tax assets, and an increase of ¥3,366million related to Japanese subsidiaries and the Company because of increase in valuation allowances related to operating loss carryforwards due to the effect of changes in domestic tax laws. In total, ¥23,997 million of allowances decreased for the year ended March 31, 2017.
(3)	Primarily includes a reduction of ¥80,459 million of valuation allowances of certain foreign subsidiaries mainly due to changes in tax laws in the U.S., an increase of ¥17,340 million related to Japanese subsidiaries and the Company because of an increase in valuation allowances related to operating loss carryforwards, and a reduction of ¥34,093 million of valuation allowances related to Japanese subsidiaries and the Company as a result of changes in the expected realization of deferred tax assets. In total, ¥97,212 million of allowances decreased for the year ended March 31, 2018.

As of March 31, 2018, total operating loss carryforwards were ¥2,028,626 million, which included ¥679,525 million relating to the Company and domestic subsidiaries, ¥682,507 million relating to foreign subsidiaries in the United Kingdom, ¥384,659 million relating to foreign subsidiaries in the United States, ¥210,238 million relating to foreign subsidiaries in Hong Kong, and ¥71,697 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥957,689 million can be carried forward indefinitely, ¥748,148 million expires by March 31, 2027 and ¥322,789 million expires in later fiscal years.

In determining the amount of valuation allowances to be established as of March 31, 2018, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries.

In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2016, 2017 and 2018. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

The total amount of unrecognized tax benefits was not significant as of March 31, 2016, 2017 and 2018. There were also no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2016, 2017

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and 2018. Nomura is under continuous examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on these consolidated financial statements. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2018. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2018. Under Hong Kong Special Administrative Region tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2013	(1)
United Kingdom	2016
United States	2015

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2012.

16. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income (loss) for the years ended March 31, 2017 and 2018.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31, 2018
	Balance at beginning of year	Cumulative effect of change in accounting principle	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥47,767	¥—	¥(32,776)	¥(30,586)	¥(63,362)	¥(15,595)
Pension liability adjustment	(41,020)	—	(8,194)	1,377	(6,817)	(47,837)
Net unrealized gain on non-trading securities	20,344	—	6,792	(27,136)	(20,344)	—
Own credit adjustments	6,561	—	(2,287)	(198)	(2,485)	4,076

Total	¥33,652	¥—	¥(36,465)	¥(56,543)	¥(93,008)	¥(59,356)

(1)	Change in cumulative translation adjustments, net of tax in other comprehensive income (loss) for the year ended March 31, 2018 includes reclassification adjustment of ¥45,424 million for profit in connection with the liquidation of an investment in a non-Japanese subsidiary. The adjustment is recognized in Revenue-Other and the amount of income tax loss allocated to this reclassification adjustment is ¥14,536 million.

The following tables present significant reclassifications out of Accumulated other comprehensive income (loss) for the years ended March 31, 2017 and 2018.

	Millions of yen
	For the year ended March 31
	2017	2018	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥1,646	¥45,122	Revenue—Other
	—	(14,536)	Income tax expense

	1,646	30,586	Net income

	—	—	Net income attributable to noncontrolling interests

	¥1,646	¥30,586	Net income attributable to NHI shareholders

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31
	2017	2018	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(2,118)	¥(2,001)	Non-interest expenses—Compensation and benefits
	666	624	Income tax expense

	(1,452)	(1,377)	Net income

	—	—	Net income attributable to noncontrolling interests

	¥(1,452)	¥(1,377)	Net income attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2017	2018	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Net unrealized gain on non-trading securities:
	¥2,086	¥35,894	Revenue—Other
	(1,306)	(8,615)	Income tax expense

	780	27,279	Net income

	(185)	(143)	Net income attributable to noncontrolling interests

	¥595	¥27,136	Net income attributable to NHI shareholders

See Note 5 “Non-trading Securities” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:

The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2016, 2017 and 2018.

	Number of Shares
	Year ended March 31
	2016	2017	2018
Common stock outstanding at beginning of year	3,598,865,213	3,608,391,999	3,528,429,451
Decrease of common stock by cancellation of treasury stock	—	—	(179,000,000)
Common stock held in treasury:
Repurchases of common stock	(24,364,753)	(121,010,524)	(170,027,391)
Sales of common stock	686	468	201
Common stock issued to employees	33,879,000	40,677,400	34,115,500
Cancellation of treasury stock	—	—	179,000,000
Other net change in treasury stock	11,853	370,108	419,725

Common stock outstanding at end of year	3,608,391,999	3,528,429,451	3,392,937,486

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2016, 2017 and 2018, the amounts available for distributions were ¥1,069,296 million, ¥1,193,497 million and ¥1,311,894 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Dividends on the Company’s common stock per share were ¥13.0 for the year ended March 31, 2016, ¥20.0 for the year ended March 31, 2017 and ¥20.0 for the year ended March 31, 2018.

During the year ended March 31, 2018, due to the cancellation of treasury stock on December 18, 2017, total number of issued shares and treasury stock decreased by 179,000,000 shares, respectively.

In addition to the above, the change in common stock held in treasury includes the change in common stock issued to employees under stock-based compensation plans, common stock sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or common stock acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2016, 2017 and 2018, 1,129,833 shares, or ¥2,024 million, 759,725 shares, or ¥758 million, and 340,000 shares, or ¥196 million, respectively, held by affiliated companies.

Subsequent Events

On April 26, 2018, the board of directors approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥70 billion and (c) the share buyback program will run from May 16, 2018, to March 29, 2019 (excluding the ten business days following the announcement of quarterly operating results).

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2017 and March 31, 2018, the Company was in compliance with common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2018 was 6.77% for the common equity Tier 1 capital ratio, 8.27% for the Tier 1 capital ratio and 10.27% for the consolidated capital adequacy ratio.

Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2017 and 2018, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2017 and 2018, the capital adequacy ratio of NFPS also exceeded 120%.

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

As of March 31, 2017 and 2018, the total amount of segregated client cash recognized as an asset in Deposits with stock exchanges and other segregated cash in the consolidated balance sheets was ¥94,483 million and ¥131,992 million, respectively. As of March 31, 2017 and 2018, the total amount of segregated securities recognized as assets in Trading assets and Collateralized agreements in the consolidated balance sheets was ¥768,616 million and ¥768,495 million, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2017 and 2018, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. As of March 31, 2017 and 2018, NEHS, NIP and NBI were in compliance with relevant regulatory capital related requirements. On May 25, 2018, Nomura Financial Products Europe GmbH, a Nomura subsidiary domiciled in Germany, has been granted a securities trading license by the German regulator (“BaFin”).

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2017 and 2018, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

19. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”).

JAFCO

JAFCO Co. Ltd. (“JAFCO”), which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura accounted for JAFCO using the equity method because Nomura had the ability to exercise significant influence over operating and financial decisions of JAFCO.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On July 28, 2017, Nomura disposed of its entire shareholding of 8,488,200 shares of JAFCO as part of a share buy-back program by the company. As a result, JAFCO is no longer an equity-method affiliate of Nomura.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

As of March 31, 2018, Nomura’s ownership of NRI was 38.5% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥67,462 million.

NREH

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

As of March 31, 2018, Nomura’s ownership of NREH was 34.6% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

Summary financial information—

The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2017 and 2018, and for the years ended March 31, 2016, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018(1)
Total assets	¥2,609,327	¥2,516,611
Total liabilities	1,449,961	1,529,433

	Millions of yen
	Year ended March 31
	2016(2)	2017	2018(3)
Net revenues	¥831,774	¥873,423	¥949,055
Non-interest expenses	673,014	694,089	768,419
Net income attributable to the companies	114,770	122,123	122,623

(1)	JAFCO’s assets and liabilities are not included because it was not an affiliated company of Nomura as of March 31, 2018.
(2)	Certain changes to the presentation of previously reported amounts have been made to conform to the current year.
(3)	For JAFCO, financial information while it was an affiliated company of Nomura is included.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2017 and 2018, and for the years ended March 31, 2016, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018
Investments in affiliated companies	¥419,816	¥408,034
Advances to affiliated companies	300	—
Other receivables from affiliated companies	1,577	1,061
Other payables to affiliated companies	12,284	4,224

	Millions of yen
	Year ended March 31
	2016	2017	2018
Revenues	¥1,124	¥1,205	¥1,677
Non-interest expenses	42,852	38,271	46,632
Purchase of software, securities and tangible assets	20,679	23,285	26,830

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018
Carrying amount	¥414,563	¥404,494
Fair value	533,213	626,120

Equity in earnings of equity-method investees, including those above, was income of ¥33,917 million, income of ¥33,000 million and income of ¥34,516 million for the years ended March 31, 2016, 2017 and 2018, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2016, 2017 and 2018 were ¥11,031 million, ¥11,941 million and ¥13,290 million, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2017 and 2018.

	Millions of yen
	March 31
	2017	2018
Commitments to extend credit	¥1,010,257	¥965,942
Commitments to invest	15,194	13,273

As of March 31, 2018, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥965,942	¥356,439	¥116,478	¥158,314	¥334,711
Commitments to invest	13,273	235	77	294	12,667

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

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥27,313 million as of March 31, 2017 and ¥44,192 million as of March 31, 2018.

As of March 31, 2018, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥44,192	¥26,386	¥7,006	¥5,567	¥4,158	¥759	¥316

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,830 billion for resale agreements and ¥968 billion for repurchase agreements as of March 31, 2017 and ¥2,538 billion for resale agreements and ¥889 billion for repurchase agreements as of March 31, 2018.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥477 billion and ¥419 billion as of March 31, 2017 and 2018, respectively.

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

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 25, 2018, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥80 billion.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. Both actions seek to recover approximately $35 million.

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

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, Nomura Home Equity Loan Inc. (“NHEL”), NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to GSEs upon GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries appealed the decision to the United States Court of Appeals for the Second Circuit and agreed, subject to the outcome of the appeal, to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at issue in the maximum amount of $33 million. On September 28, 2017, the Second Circuit affirmed the judgment of the district court. On November 13, 2017, the Company’s U.S. subsidiaries filed a petition for rehearing asking the Second Circuit to reconsider portions of its decision. On December 11, 2017, the Second Circuit denied the petition for rehearing. The Company’s U.S. subsidiaries filed a petition for certiorari to the U.S. Supreme Court on March 12, 2018.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

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

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have now been discontinued. The financial impact of the settlement on the Company’s consolidated results for the fiscal year ended March 31, 2016 was a loss of approximately ¥34.0 billion and was included in Net gain on trading in the consolidated statement of income for the fiscal year ended March 31, 2016.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million. NIP filed and served defences to both the MPS and the FMPS claims.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor).The trial commenced in December 2016 and is currently ongoing.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees.On May 22, 2018 CONSOB issued its decision in which it issued EUR 100,000 fines in relation to each of the two NIP former employees as well as revocations of the Italian law integrity requirement to perform certain corporate functions of three and six months respectively. NIP is vicariously liable to pay the fines imposed on its former employees.

NIP will continue to vigorously defend its position in the ongoing proceedings.

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim relates to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleges that NIP failed to comply with its duties under an advisory agreement and seeks to recover approximately EUR 35 million in damages. On December 20, 2017, NIP entered into a settlement agreement with the Municipality pursuant to which the Municipality agreed to withdraw its proceedings against NIP. The proceedings have since been formally discontinued.

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest. NIHK and NSIS intend to vigorously contest the proceedings.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages. The case is in the discovery phase.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other parties in respect of government, supranational, sub-sovereign and agency bonds. NIP and other entities in the Nomura Group are also defendants to a consolidated class action complaint filed in the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

United States District Court for the Southern District of New York alleging violations of U.S. antitrust law related to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. NIP and NSI have been served with a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law which also names the Company as a defendant. Nomura intends to vigorously defend the proceedings.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd, Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicated Banks’ complaint relates to $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicated Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicated Banks seek to recover approximately $68 million in damages and interest. NIHK and NSIS intend to vigorously contest the proceedings.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.32 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the client involved in such action include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit.

On February 8, 2018, for an action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, NSC entered into a settlement agreement with such client. The proceedings have since been discontinued.

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

The United States Securities and Exchange Commission (“SEC”) and the DOJ have been investigating past activities of several former employees of NSI in respect of the commercial and residential mortgage-backed securities transactions. NSI has been cooperating fully in those investigations. NSI considers it probable that the SEC eventually will institute proceedings focusing on NSI’s supervision of certain former employees and that NSI, in connection with such proceedings, will agree to disgorgement and/or restitution relating to some of the transactions in issue.

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

Cyber security incident

In June 2018, a foreign Nomura subsidiary experienced a cyber incident that resulted in the unauthorized access to certain of its systems including client information. An internal investigation to assess and remediate the incident and inform the appropriate authorities of its occurrence was immediately launched and is currently ongoing. As a result of this incident, Nomura may suffer financial loss through reputational damage, legal liability and enforcement actions and through the cost of additional resources to both remediate this incident and also to enhance and strengthen cybersecurity of other Nomura group companies. As the extent and potential magnitude of this incident have yet to be determined, the Company cannot provide an estimate of the reasonably possible loss in respect of this matter.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Millions of yen
	March 31
	2017		2018
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥4,501,962	¥209,982,338	¥4,023,893	¥260,885,770
Standby letters of credit and other guarantees(3)	900	8,604	92	5,189

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	The amounts of collaterals held in connection with standby letters of credit and other guarantees as of March 31, 2017 and March 31, 2018 was ¥5,656 million and ¥2,559 million, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2018.

	Millions of yen
	Carrying value	Maximum potential payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,023,893	¥260,885,770	¥105,602,334	¥57,287,663	¥31,213,355	¥66,782,418
Standby letters of credit and other guarantees	92	5,189	1,155	320	—	3,714

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2016
Non-interest revenue	¥429,948	¥91,014	¥571,322	¥211,453	¥1,303,737
Net interest revenue	5,686	4,395	148,955	(46,401)	112,635

Net revenue	435,634	95,409	720,277	165,052	1,416,372
Non-interest expenses	308,003	58,743	704,872	158,905	1,230,523

Income before income taxes	¥127,631	¥36,666	¥15,405	¥6,147	¥185,849

Year ended March 31, 2017
Non-interest revenue	¥369,503	¥90,025	¥564,877	¥243,459	¥1,267,864
Net interest revenue	4,931	9,402	174,379	(59,995)	128,717

Net revenue	374,434	99,427	739,256	183,464	1,396,581
Non-interest expenses	299,642	57,094	577,809	145,857	1,080,402

Income before income taxes	¥74,792	¥42,333	¥161,447	¥37,607	¥316,179

Year ended March 31, 2018
Non-interest revenue	¥406,295	¥118,545	¥587,474	¥272,271	¥1,384,585
Net interest revenue	6,613	8,792	127,859	(32,778)	110,486

Net revenue	412,908	127,337	715,333	239,493	1,495,071
Non-interest expenses	309,771	61,167	614,745	183,128	1,168,811

Income before income taxes	¥103,137	¥66,170	¥100,588	¥56,365	¥326,260

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of Income (loss) before income taxes in “Other” for the years ended March 31, 2016, 2017 and 2018.

	Millions of yen
	Year ended March 31
	2016	2017	2018
Net gain (loss) related to economic hedging transactions	¥6,370	¥(7,279)	¥(6,461)
Realized gain on investments in equity securities held for operating purposes	187	1,092	785
Equity in earnings of affiliates	32,727	32,342	34,248
Corporate items	(52,314)	(6,439)	(41,884)
Other(1)(2)	19,177	17,891	69,677

Total	¥6,147	¥37,607	¥56,365

(1)	Includes the impact of Nomura’s own creditworthiness for the period ended March 31, 2016.
(2)	Amounts reported for the year ended March 31, 2018 include the gain recognized in earnings in connection with the liquidation of a non-Japanese subsidiary during the year.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income for the years ended March 31, 2016, 2017 and 2018.

	Millions of yen
	Year ended March 31
	2016	2017	2018
Net revenue	¥1,416,372	¥1,396,581	¥1,495,071
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,691)	6,616	1,898

Consolidated net revenue	¥1,395,681	¥1,403,197	¥1,496,969

Non-interest expenses	¥1,230,523	¥1,080,402	¥1,168,811
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,230,523	¥1,080,402	¥1,168,811

Income before income taxes	¥185,849	¥316,179	¥326,260
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,691)	6,616	1,898

Consolidated income before income taxes	¥165,158	¥322,795	¥328,158

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas for the years ended March 31, 2016, 2017 and 2018 and Long-lived assets associated with Nomura’s operations as of March 31, 2016, 2017 and 2018. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2016	2017	2018
Net revenue(1):
Americas	¥219,857	¥263,587	¥268,653
Europe	145,808	159,474	168,186
Asia and Oceania	78,700	67,278	68,011

Subtotal	444,365	490,339	504,850
Japan	951,316	912,858	992,119

Consolidated	¥1,395,681	¥1,403,197	¥1,496,969

Income (loss) before income taxes:
Americas	¥(32,042)	¥49,962	¥(8,771)
Europe	(67,384)	14,401	(14,654)
Asia and Oceania	19,806	23,746	22,751

Subtotal	(79,620)	88,109	(674)
Japan	244,778	234,686	328,832

Consolidated	¥165,158	¥322,795	¥328,158

	March 31
	2016	2017	2018
Long-lived assets:
Americas	¥129,308	¥125,222	¥117,323
Europe	76,589	66,167	67,010
Asia and Oceania	13,485	13,043	8,613

Subtotal	219,382	204,432	192,946
Japan	247,425	251,242	231,003

Consolidated	¥466,807	¥455,674	¥423,949

(1)	There is no revenue derived from transactions with a single major external customer.

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

4.1	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

4.3	Limitation of Liability Agreement (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(3)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Code of Ethics of Nomura Group (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki, Hisato Miyashita, Mari Sono and Kazuhiko Ishimura entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and Laura Simone Unger entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

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

Date: June 25, 2018