Form 20-F
period 2019-03-31
NOMURA HOLDINGS INC
filed 2019-06-25
CIK 1163653

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-15270

Nomura Horudingusu Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Nomura Holdings, Inc.

(Translation of registrant’s name into English)

Japan	9-1, Nihonbashi 1-chome Chuo-ku, Tokyo 103-8645 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Takumi Kitamura, 81-3-5255-1000, 81-3-6746-7850

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Stock*	NMR	New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2019, 3,310,800,799 shares of Common Stock were outstanding, including 29,311,158 shares represented by 29,311,158 American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐  Yes    ☐  No

As used in this annual report, references to the “Company”, “Nomura”, the “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this annual report, references to “NHI” are to Nomura Holdings, Inc.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected financial information as of and for the years ended March 31, 2015, 2016, 2017, 2018 and 2019 which is derived from our consolidated financial statements. The consolidated balance sheets for the years ended March 31, 2018 and 2019, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2017, 2018 and 2019, and notes thereto appear elsewhere in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2015	2016	2017	2018	2019
Statement of income data:
Revenue	¥1,930,588	¥1,723,096	¥1,715,516	¥1,972,158	¥1,835,118
Interest expense	326,412	327,415	312,319	475,189	718,348

Net revenue	1,604,176	1,395,681	1,403,197	1,496,969	1,116,770
Non-interest expenses	1,257,417	1,230,523	1,080,402	1,168,811	1,154,471

Income (loss) before income taxes	346,759	165,158	322,795	328,158	(37,701)
Income tax expense	120,780	22,596	80,229	103,866	57,010

Net income (loss)	¥225,979	¥142,562	¥242,566	¥224,292	¥(94,711)
Less: Net income attributable to noncontrolling interests	1,194	11,012	2,949	4,949	5,731

Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥224,785	¥131,550	¥239,617	¥219,343	¥(100,442)

Balance sheet data (period end):
Total assets(1)	¥41,705,236	¥40,934,217	¥42,531,972	¥40,343,947	¥40,969,439
Total NHI shareholders’ equity	2,707,774	2,700,239	2,789,916	2,749,320	2,631,061
Total equity	2,744,946	2,743,015	2,843,791	2,799,824	2,680,793
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income (loss) attributable to NHI shareholders—basic	¥61.66	¥36.53	¥67.29	¥63.13	¥(29.90)
Net income (loss) attributable to NHI shareholders—diluted	60.03	35.52	65.65	61.88	(29.92)
Total NHI shareholders’ equity(2)	752.40	748.32	790.70	810.31	794.69
Cash dividends(2)	19.00	13.00	20.00	20.00	6.00
Cash dividends in USD(3)	$0.16	$0.12	$0.18	$0.19	$0.05
Weighted average number of shares outstanding (in thousands)(4)	3,645,515	3,600,701	3,560,776	3,474,593	3,359,565

Return on equity(5):	8.6%	4.9%	8.7%	7.9%	(3.7%)

(1)

Due to the changes in our accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of previously reported amounts have been made to conform to the current year presentation. Please refer to Note 1 “Summary of accounting policies” for further details.

(2)	Calculated using the number of shares outstanding at year end.
(3)

Calculated using the Japanese Yen—U.S. Dollar exchange rate as of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(4)	The number shown is used to calculate basic earnings per share.
(5)	Calculated as net income (loss) attributable to NHI shareholders divided by total NHI shareholders’ equity.

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

Governmental fiscal and monetary policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations

We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations. In addition, any changes to the monetary policy of the Bank of Japan or central banks in major economies worldwide, which could potentially be followed by volatility of interest rate or yields may negatively affect our ability to provide asset management products to our clients as well as our and our clients’ trading and investment activities, as exemplified by decreased returns for fixed income products in the prolonged low interest rate environment in Japan.

Brexit may adversely affect our business on various fronts

As a result of the national referendum took place on June 23, 2016, the United Kingdom (“U.K.”) is due to leave the European Union (“EU”) (“Brexit”) sometime in the near future. Although, under the current agreement between the U.K. and the EU in accordance with the Article 50(3) of the Treaty on the European Union, Brexit is required to occur by the end of October 2019 at the latest, the final timing of Brexit is still uncertain, and Brexit may not occur at all. Moreover, if Brexit does occur, the final form and substance of Brexit remain undecided, and many other uncertainties still remain.

Because we conduct a substantial level of business throughout Europe where London is our regional hub, Brexit may adversely affect our business on various fronts. Currently, our regulated activities in European region are carried out mainly through Nomura International plc (“NIP”), our broker-dealer arm established in London. NIP has access to the entire European Economic Area (“EEA”) through providing cross-border services under the relevant EU single market legislation known as “passporting rights”. If Brexit happens without any agreement between the U.K. and the EU in respect of continuation of access for financial services, including passporting rights, NIP may lose access to the EEA and, as a result, our revenue and profitability from business in the European region may be adversely affected. This situation would also similarly apply to other group entities operating in the European region.

In order to address such potential impact on our business, we have established a new broker-dealer entity, Nomura Financial Products Europe GmbH (“NFPE”) as a licensed broker-dealer in the Federal Republic of Germany. As a German entity, NFPE is eligible for passporting rights after Brexit, if it occurs. However, as discussed below, a number of uncertainties affecting our business in the European region will remain regardless of establishment of NFPE.

For example, the form and substance of the final agreement over Brexit between the U.K. and the EU may adversely affect our business in the European region. Moreover, if no agreement is reached, Brexit may occur in a disorderly manner, which may adversely affect financial stability both in the U.K. and the wider European region. Any market turmoil and increased volatility due to a disorderly Brexit may adversely affect our business, with potentially severe liquidity and operational pressures on our financial position, particularly in the short term. If the U.K. and EU agree on a longer transition period for maintaining the status quo until final agreement for a future relationship becomes effective, this may affect the behavior of market participants and their potential response to Brexit. For example, market participants may postpone or cancel transactions or other activities that they would otherwise engage in, which may adversely affect our revenues and profitability.

Depending on the content of any future agreement between the U.K. and the EU, the wider financial system and regulatory and supervisory regime in European region may also be substantially changed, which could adversely affect our business as well. Euro-denominated financial transactions in the market, which are currently centralized in London, in particular may be affected by any regulatory regime emerging after Brexit in terms of the physical location for financial market infrastructure, liquidity provision and pricing. Operating conditions for financial institutions and financial market infrastructures may also become more stringent for all market participants depending on the content of any such new regulatory or supervisory regime.

These potential changes in the relevant regulatory or supervisory regimes in the wider financial system may accelerate fragmentation of the financial markets and, as a result, we may be adversely affected due to increasing operating costs, which could impact on our profitability. Such increased operating costs may result from a number of factors, including the introduction or modification of regulatory requirements such as regulatory capital, liquidity, governance, risk management control and overall entity structure planning.

Overall, Brexit poses a high level of potentially prolonged uncertainties both politically and economically, mainly in the U.K. and the EU. There may also be certain extraterritorial effects in markets outside of the region. These uncertainties, together with other potential developments such as rising trade tensions, may add further downward pressure to the world economic growth and global financial stability and, as a result, we may see lower liquidity in financial markets, an unexpected increase in volatility across various asset classes, higher funding costs, a trend towards increasing risk averseness in investment activities and negative business sentiment, all of which may adversely affect our business.

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

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underliers, as well as loans, reverse repurchase agreements and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have not kept assets and sold them, or have short positions, an upturn in prices of the assets could expose us to potentially significant losses. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets are fluctuated or if the financial system is overly stressed and the markets move in a way we have not anticipated.

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

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2019, absent other changes, we estimate that the aggregate fair value of assets required to be posted as additional collateral in connection with our derivative contracts would have been approximately ¥6.2 billion and ¥51.4 billion, respectively.

Transition from IBORs to alternative rate indices may adversely affect our business

We trade interest rate swaps and other derivatives and underwrite bonds and loans which refer to Interbank Offered Rates (“IBORs”) such as the London Interbank Offered Rate (“LIBOR”). Following the LIBOR manipulation scandal in 2012, the Chief Executive of the U.K. Financial Conduct Authority (“FCA”), which regulates LIBOR, announced on July 27, 2017 that FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021, and indicated that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Since then, the Financial Stability Board (“FSB”) has observed structural declines in liquidity of the interbank short term funding including IBORs. The regulators and the finance industry have responded and are discussing the development of alternatives to IBORs and how to transfer existing contracts and products to such alternative rates. Some IBORs are expected to be replaced by the end of 2021. Such transfers will involve the development of new calculation methods for alternative rates, revisions to relevant contracts and modifications to the application of accounting principles to the relevant transactions. These changes could require us to incur additional costs and subject us to risks associated with systematic reform, operational application and client disclosure, or adversely impact the pricing, volatility and liquidity of financial products including derivatives, bonds and loans which refer IBORs as floating rate. Therefore, our business, financial condition and results of operations could be impacted materially adversely and/or we could be subject to disputes, litigation or other actions with counterparties or relative participants.

We have established a firmwide IBOR transition program to manage the transition away from these IBORs. However, the regulatory and industry responses to these developments are the subject of significant uncertainty, and we may not be successful in managing this transition without potentially serious disruption to our business.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding large and concentrated positions of certain securities can expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization, acquiring newly-issued convertible debt securities through third-party allotment or providing business solutions to meet clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur losses due to market fluctuations on asset-backed securities such as residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”).

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

Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk to them.

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

We may have to recognize impairment charges, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and, if recognized, such changes may adversely affect our financial condition and results of operations. For example, during the year ended March 31, 2019, we recognized an impairment loss on goodwill in our Wholesale segment attributable to previous overseas acquisitions of ¥81,372 million.

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

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the Great East Japan Earthquake in March 2011, the increasing tensions on Korean Peninsula following North Korean nuclear tests in 2017, and sudden and unexpected developments in global trade or security policies such as tensions between the United States and China in 2018 and 2019 but also more specifically the following types of events that could cause losses in our trading and investment assets:

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

•

the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to nondelivery by the counterparty, such as financial institutions and hedge funds which are counterparties to credit default swaps or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

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

Competition with commercial banks, commercial bank-owned securities subsidiaries, non-Japanese firms and online securities firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has undergone deregulation. In accordance with the amendments to the Securities and Exchange Law of Japan (which has been renamed as the Financial Instruments and Exchange Act of Japan (“FIEA”) since September 30, 2007), effective from December 1, 2004, banks and certain other financial institutions became able to enter into the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were deregulated, and our competitors will be able to cooperate more closely with their affiliated commercial banks. As a result, securities subsidiaries of commercial banks and non-Japanese firms with increased competitiveness have been affecting our market shares in the sales and trading, investment banking and retail businesses. In recent years, the rise of online securities firms has further intensified the competition. In order to address such changes in the competitive landscape, we have taken certain measures, including the establishment of a business alliance with a social networking and messaging service provider. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.

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

Our global business strategies have not resulted in the anticipated outcome to date, and we may not be able to successfully rebuild them

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Under such competitive environment, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to maintain and develop our operations in these regions and the U.S. After the acquisition, however, market structures have changed drastically due to the scaling back of market-related businesses by European financial institutions and the monetary easing policies by central banks of each country, resulting in decline in whole market liquidity. In light of this challenging business environment, we have endeavored to reallocate our management resources to optimize our global operations and thereby improve our profitability. However, due in part to the challenging environment facing these businesses, the bulk of which are within our Wholesale segment, performance has been weaker than expected, and we recognized an impairment loss of ¥81,372 million in the fiscal year ended March 31, 2019 attributable to the Wholesale segment. If we are not able to successfully restructure and revitalize these businesses, included as described below, our global businesses, financial condition and results of operations may be further materially and adversely affected.

On April 4, 2019, we announced our plans to rebuild our global business platform, under which we aim to simplify our operating model, transform our business portfolio and pivot towards client businesses and growth areas. However, we may be unable to successfully execute this strategy. Even if we are able to successfully execute this strategy, we may be required to incur greater expenses than expected, or to commit greater financial, management and other resources to this strategy than expected, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which this strategy is based may not be correct, which could lead to us realizing fewer benefits than expected or could even harm our business and results of operations overall. For example, we may not correctly select business lines to streamline, which could lead to us missing or otherwise being unable to take advantage of a potential opportunity. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.

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

Event Category	Definition
Internal Fraud	Intentional breach of laws, rules, regulations or internal policies and procedures.

Mis-selling	Offering of products and services which are not commensurate with the client’s knowledge, experience, asset status and investment purpose as well as his/her ability to make judgment regarding risk management, or failure to provide sufficient information about the risks associated with the products and services offered.

Regulatory non- Compliance	Violation of financial and other applicable laws, rules or regulations and internal rules governing the firm’s business activities and personnel.

Information Management Failure	Activity which may lead to leakage or damage of the firm’s data including client and sensitive information, or failure to maintain a sufficient control environment to prevent such events.

Cyber Attack	Unauthorized intrusion, theft, modification and destruction of data, failure or malfunction of information systems and execution of illegal computer programs, committed via the Internet through malicious use of information communication networks and information systems.

System Outages	Significant system defects, including system outages or malfunction.

Business Continuity Management Failure	Failure to maintain effective business continuity due to insufficient measures and preparations against major natural or man-made disaster.

Outsourcing Management Failure	Failure to maintain effective management of outsourced processes including continuous monitoring by the owner of the process and oversight from control functions.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of non-public information relating to us or our clients, such as insider trading and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

For example, on March 5, 2019, a researcher at Nomura Research Institute, Ltd. (“NRI”), our equity-method affiliate, revealed information that there was a high possibility that the standard for designating the top market of the Tokyo Stock Exchange (the “TSE”) would fall to ¥25 billion, which had been under review at the TSE, to a chief strategist (the “NSC Strategist”) in the research division of Nomura Securities Co., Ltd. (“NSC”). The researcher at NRI was a member of the Advisory Group to Review the TSE Equity Market Structure and received this information in such capacity. On the same day and the next day, the NSC Strategist communicated the information to certain people including members of Japanese stock sales team of NSC and Nomura International (Hong Kong) Limited, some of whom provided the information to their institutional investor clients. Although these our providing the information did not represent a violation of law, they were inappropriate conducts and impaired the implicit trust placed in us and our employees by other market participants. Following a special internal investigation conducted by external experts, on May 24, 2019, we announced a remediation plan and the reduction of compensation of certain of our executives and those of NSC. On May 28, 2019, the FSA issued a business improvement order to us and to NSC, requiring us to clarify responsibility for this incident, develop and submit a detailed improvement plan, and report periodically on the implementation and effectiveness of measures for improvement. However, our remediation plan may not be successful in preventing similar future incidents due to misconduct by third parties and other factors. Furthermore, the extent of the damage by such business improvement order to our reputation and our business is not certain at this point.

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

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect on us or cause reputational harm to us, which in turn could adversely affect our business prospects, financial condition and results of operations. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business. See Note 21 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report for further information regarding the significant investigations, lawsuits and other legal proceedings that we are currently facing.

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

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities and/or affect our profitability, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. In particular, the number of investigations and proceedings against the financial services industry by governmental and self-regulatory organizations has increased substantially and the consequences of such investigations and proceedings have become more severe in recent years, and we are subject to face the risk of such investigations and proceedings. For example, the U.S. Department of Justice (the “DOJ”) conducted an investigation regarding residential mortgage-backed securities securitized by some of our U.S. subsidiaries prior to 2009. On October 15, 2018, the U.S. subsidiaries settled the investigation with the DOJ and agreed to pay USD 480 million. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create, which may negatively affect our business opportunities and ability to secure human resources. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions. In addition, certain market participants may refrain from investing in or entering into transactions with us if we engage in business activities in regions subject to international sanctions, even if our activities do not constitute violations of sanctions laws and regulations.

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

Furthermore, the exact details of the implementation of proposals for regulatory change and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. See Item 4.B “Business Overview—Regulation” in this annual report for more information about such regulations.

New regulations or revisions to existing regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Such new regulations or revisions to existing regulations include the so-called Basel III package formulated by the Basel Committee on Banking Supervision (“Basel Committee”) and the finalized Basel III reforms published in December 2017. Furthermore, in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for domestic systemically important banks (“D-SIBs”), and, in December 2015, the FSA identified us as a D-SIB and imposed a surcharge of 0.5% on our required capital ratio after March 2016 with 3-year transitional arrangement. In addition, FSB published the final standard requiring global systemically important banks (“G-SIBs”) to maintain a certain level of total loss-absorbing capacity (“TLAC”) upon their failure in November 2015. Under the FSA’s policy implementing the TLAC framework in Japan as updated in April 2018, the TLAC requirements in Japan apply not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA published the notices and guidelines of TLAC regulations in Japan. According to these notices and guidelines, Nomura will be subject to the TLAC requirements in Japan from March 31, 2021 although Nomura is not identified as a G-SIB as of the date of this annual report. These changes in regulations may increase our funding costs or require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely affect our operating or financing activities or the interests of our shareholders.

Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

We recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in accounting standards in the future, we may reduce the deferred tax assets recognized in our consolidated balance sheets. As a result, it could adversely affect our financial condition and results of operations. See Note 16 “Income taxes” in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

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

While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future. For example, in June 2018, one of our foreign subsidiaries experienced a spear phishing incident that resulted in the unauthorized access to the firm’s desktop network, requiring us to immediately launch an internal investigation to assess and remediate the incident, notify the appropriate authorities of its occurrence and communicate with clients and other individuals whose data may have been impacted. The investigation is still ongoing and the extent and potential magnitude of this incident, including whether any client information has been impacted, have yet to be determined. As a result of this incident, we may suffer financial loss through reputational damage, legal liability and enforcement actions and through the cost of additional resources not only to remediate this incident but also to enhance and strengthen the cyber security of other Nomura group companies, all of which could negatively affect our financial conditions and results of operations.

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

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities including private equity investments and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which could have an adverse impact on our financial condition and results of operations. Depending on the market conditions, we may also not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

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

The address of the Company’s registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: +81-3-5255-1000.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov. Our corporate website is https://www.nomuraholdings.com.

B. Business Overview.

Overview

We are one of the leading financial services groups in Japan and we operate offices in countries and regions worldwide including Japan, the U.S., the U.K., Singapore and Hong Kong Special Administrative Region (“Hong Kong”) through our subsidiaries.

Our clients include individuals, corporations, financial institutions, governments and governmental agencies.

Our business consists of Retail, Asset Management, Wholesale and Merchant Banking which are described in further detail below. See also Note 22 “Segment and geographic information” in our consolidated financial statements included in this annual report.

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

Our Business Divisions

Retail

In our Retail Division, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of local branches, including our head office, was 156 as of the end of March 2019. However, we are planning consolidation of some branches in metropolitan areas over the next few years. We offer investment consultation services to meet the medium and long-term needs of our clients. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.

We continue to focus on delivering top-quality solutions including our broad range of products and services through face-to-face meetings, online and call center channels, so that Nomura Group can sustainably be a trusted partner to our clients.

Asset Management

We conduct our asset management business, which consists of the development and management of investment trusts and investment advisory services, primarily through Nomura Asset Management Co., Ltd (“NAM”). NAM is the largest asset management company in Japan in terms of assets under management in investment trusts as of March 31, 2019. In Japan, our challenge is to shift individual financial assets from saving products into investment products to create business opportunities. In order to make these opportunities available, NAM manages various investment trusts, ranging from low risk/low return products to high risk/high return products, and develops new products to respond to various investor needs. Investment trusts are distributed to investors through NSC as well as through financial institutions such as securities companies (including those outside our group) and banks. Investment trusts are also held in defined contribution pension plans. We also provide investment advisory services to public pension funds, private pension funds, governments and their agencies, central banks and institutional investors globally.

Wholesale

The Wholesale Division consists of Global Markets and Investment Banking, providing our corporate and institutional clients with timely, high value-adding products and services tailored to their needs. In April 2018 we brought together key Global Markets and Investment Banking functions under the integrated Client Financing and Solutions (CFS) structure in order to better meet the strong, growing demand from our clients for a broad range of financing, capital and hedging solutions.

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

Our global equity-related products include equity securities, Exchange Traded Funds (“ETFs”), convertible securities, listed and OTC equity derivatives, and prime services. In addition, we offer execution services based on cutting-edge electronic trading technology to help clients navigate through the complex market structure and achieve best execution. We are also a member of various exchanges around the world, with leading positions on Tokyo Stock Exchange.

These product offerings are underpinned by our global structuring and quants function which provide tailored ideas and trading strategies for our institutional and corporate clients as well as our retail franchise.

Investment Banking

We offer a broad range of investment banking services to a diverse range of corporations, financial institutions, sovereigns, financial sponsors and others. We aim to establish and cultivate strong, long-term relationships with our clients by providing them with our extensive resources for each bespoke solution.

Underwriting. We underwrite offerings of a wide range of securities and other financial instruments, including various classes of shares, convertible and exchangeable securities, investment grade and high yield debt, sovereign and emerging market debt, structured securities and other securities in the Asian, European, U.S. and other financial markets. We also arrange private placements and engage in other capital raising activities.

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

We leverage the connectivity between our Retail, Asset Management, Wholesale and Merchant Banking Divisions to offer various financial instruments such as equity and debt securities, investment trusts and variable annuity insurance products, for the short, medium, and long-term, with differing risk levels. We also endeavor to deliver Nomura’s proprietary insights to clients through various media such as our investment reports and internet-based trading services.

Merchant Banking

Our Merchant Banking Division have embarked on principal business to primarily provide equity to transactions such as business reorganization and revitalization, business succession as well as management buyout. We will, under proper management of risk, focus on support for improving the enterprise value of portfolio companies, and will contribute to expansion of the private equity market.

Our Research Activities

We have an extensive network of intellectual capital with key research offices in Tokyo, Hong Kong and other major markets in the Asia-Pacific region, as well as in London and New York. Nomura is recognized as a leading content provider with an integrated global approach to providing capital markets research. Our analysts collaborate closely across regions and disciplines to track changes and spot future trends in politics, economics, foreign exchange, interest rates, equities, and credit, and also provide quantitative analysis.

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

Regulatory Changes. In April 2016, the FSA published its policy describing its approach and framework for the introduction of the TLAC requirements in Japan applicable to Japanese G-SIBs and, in April 2018, released revisions to such policy that extended the coverage of the TLAC requirements in Japan not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA finally published the notices and guidelines of TLAC regulations in Japan (including TLAC holding regulations). Although Nomura is not identified as a G-SIB as of the date of this annual report, Nomura is subject to the TLAC regulations in Japan, and will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024.

Overseas

Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to those promulgated and enforced by the U.S. Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), the U.S. Treasury, the Financial Stability Oversight Council, the New York Stock Exchange, the Financial Industry Regulatory Authority (“FINRA”) (a private organization with quasi-governmental authority and a regulator for all securities companies doing business in the U.S.), the National Futures Association (“NFA”) (a self-regulatory organization for the U.S. derivatives industry) in the U.S.; and by the Prudential Regulation Authority (“U.K. PRA”,) and the Financial Conduct Authority (“U.K. FCA”) in the U.K. We are also subject to international money laundering and related regulations in various countries. For example, the USA PATRIOT Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations and creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.

Regulatory Changes. In response to the financial markets crisis, governments and regulatory authorities in various jurisdictions have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. In July 2010, the U.S. enacted the Dodd-Frank Act and a multi-agency rulemaking process. The rulemakings include the following: (i) create a tighter regulatory framework for OTC derivatives to promote transparency and impose conduct rules in that marketplace; (ii) establish a process for designating nonbank financial firms as Systemically Important Financial Institutions (“SIFIs”), subject to increased (and sometimes new) prudential oversight including early remediation, capital standards, resolution authority and new regulatory fees; (iii) prohibit material conflicts of interest between firms that package and sell asset-backed securities (“ABS”) and firms that invest in ABS; (iv) establish risk retention requirements for ABS; (v) establish rules related to the orderly liquidation of certain broker dealers; (vi) create annual stress tests; and (vii) set forth a number of executive compensation mandates, including rules to curtail incentive compensation that promotes excessive risk taking and listing standards for recovery of erroneously awarded compensation. The new regulatory framework for OTC derivatives includes mandates for clearing transactions with designated clearing organizations, exchange trading, new capital requirements, bilateral and variation margin for non-cleared derivatives, reporting and recordkeeping, and internal and external business conduct rules. Some U.S. derivatives and executive compensation rules may be applied extraterritorially and therefore impact some non-U.S. Nomura entities.

Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing nonbank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) establish new regulations regarding the role of credit rating agencies, investment advisors and others. The Economic Growth, Regulatory Relief, and Consumer Protection Act, which was enacted in May 2018, preserves the fundamental elements of the post-Dodd-Frank regulatory framework and, as to bank regulatory requirements, primarily focuses on revising certain aspects of the U.S. financial regulatory regime for small and medium-sized banking organizations. In connection with the implementation of this Act, the U.S. federal bank agencies have released proposals to tailor the application of prudential requirements, including capital and liquidity requirements, for large U.S. banking organizations and foreign banking organizations with significant U.S. activities. The CFTC has largely finalized its rulemakings that implement the OTC derivatives market reform aspects of the Dodd-Frank Act. Among other items, the CFTC Dodd-Frank rules now impose reporting, clearing, margin and trade execution requirements that will apply, to varying degrees, to commodity derivative transactions entered into by all U.S. and many non-U.S. Nomura entities. These rules also require swap dealers that exceed a de minimis threshold of swap dealing activity to be registered with the CFTC and subject those registered swap dealers to internal and external conduct requirements. The U.S. derivatives rules are now being applied extraterritorially and are impacting some non-U.S. Nomura entities. The full extent of the extraterritorial application of the CFTC’s Dodd-Frank rules continues to evolve as the CFTC updates its own guidance, and these changes may result in more or fewer aspects of the rules impacting Nomura’s entities. Separately, on March 5, 2019, the NFA issued rules that require certain Associated Persons (“APs”) of NFA member firms (e.g. swap dealers and Futures Commission Merchants) to satisfy certain swaps proficiency requirements to ensure that APs engaged in swaps activities meet a minimum proficiency standard that tests both their market knowledge and their knowledge of regulatory requirements relating to swaps activities. Swap dealer APs outside the U.S. that only transact swaps with non-U.S. persons or non-U.S. branches of U.S. swap dealers are exempt from the requirements. The compliance date for in-scope APs to complete the proficiency requirements is January 31, 2021. In addition, Title VII of the Dodd-Frank Act gives the SEC regulatory authority over “security-based swaps” which are defined under the act as swaps based on a single security or loan or a narrow-based group or index of securities. Security-based swaps are included within the definition of “security” under the U.S. Securities and Exchange Act of 1934 and the U.S. Securities Act of 1933. The SEC continues to issue final rules and interpretive guidance addressing cross-border security-based swap activities. On June 25, 2014, the SEC initially finalized a portion of its cross-border rules, namely key foundational definitions and registration calculations that will become operative once the SEC sets a timeframe for the security-based swap dealer registration process to begin. Since then, the SEC has issued a series of final rules that will apply certain Dodd-Frank Act requirements to security-based swaps between two non-U.S. person counterparties when the security-based swaps are arranged, negotiated or executed using personnel or personnel of agents located in the U.S. On February 10, 2016, the SEC issued final rules that require a non-U.S. person that uses personnel or personnel of agents located in the U.S. in connection with security-based swap dealing activity to include such security-based swaps in its security-based swap dealer registration de minimis calculation. On April 14, 2016, the SEC issued final rules that require a non-U.S. security-based swap dealer to comply with external business conduct standards rules when facing a non-U.S. person counterparty if the non-U.S. security-based swap dealer uses personnel or personnel of agents located in the U.S. to arrange, negotiate or execute the security-based swap. On July 14, 2016 the SEC issued final rules that subject a security-based swap between a non-U.S. security-based swap dealer and a non-U.S. person counterparty to public dissemination pursuant to SEC rules if the non-U.S. swap dealer uses personnel or personnel of agents located in the U.S. to arrange, negotiate or execute the security-based swap. On October 11, 2018, the SEC reopened the comment period on capital, margin and segregation requirements for security-based swap dealers and major security-based swap participants and capital requirements for broker-dealers. Finally, on May 10, 2019, the SEC issued proposed guidance and rule amendments addressing the cross-border application of certain security-based swap requirements. Specifically, the proposal provides guidance on the circumstances under which providing “market color” will not constitute “arranging” or “negotiating” a security-based swap for purposes of the of the SEC rules, guidance relating to the opinion of counsel requirement applicable to non-U.S. firms seeking to register as a security-based swap dealer, and relief from certain security-based swap dealer AP requirements. In addition, the SEC proposed two alternative proposals for a conditional exception from the de minimis dealer registration calculation for security-based swap transactions entered into between non-U.S. persons that are arranged or negotiated by personnel located in the U.S. While the SEC did not propose to change the application of its external business conduct, public dissemination or regulatory reporting rules to swaps between non-U.S. persons that are arranged, negotiated, or executed by personnel or personnel of agents located in the U.S., the SEC asked questions and invited the public to comment on whether it should propose changes to those requirements. Once final and effective, these cross-border rules may impact some non-U.S. Nomura entities. The exact details of the Dodd-Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards. In addition to the rulemakings required by the Dodd-Frank Act, the SEC is considering other rulemakings that will impact Nomura’s U.S. entities. While these rules have not been formally proposed, they have been publicly reported in the U.S. Office of Management and Budget’s (“OMB”) “Current Regulatory Plan and Unified Agenda of Regulatory and Deregulatory Actions.” The SEC’s Division of Trading and Markets has announced that it is considering recommending that the SEC propose an amendment to its net capital rule that would prohibit a broker-dealer that carries customer accounts from having a ratio of total assets to regulatory capital in excess of a certain level. The SEC and the CFTC are also considering a number of changes to market structure rules. The SEC adopted Rule 613 to create a consolidated audit trail (“CAT”) intended to allow regulators to track all activity throughout the U.S. markets in National Markets Systems (“NMS”) securities. Self-regulatory organizations must jointly submit a NMS plan to create and implement the CAT, which will replace existing reporting systems OATS, TRACE and EBS. On June 15, 2016 the SEC approved amendments to FINRA Rule 4210, which require FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 15, 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 25, 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. On January 29, 2019, FINRA filed a rule change with the SEC again extending the effective date of the Rule 4210 margin requirements to March 25, 2020, citing the need to consider potential revisions to Rule 4210 in consultation with market participants and other regulators. On November 7, 2016, the CFTC approved a supplemental notice of proposed rulemaking modifying certain rules proposed in the CFTC’s December 17, 2015 notice of proposed rulemaking regarding Regulation AT. Proposed Regulation AT would have, among other things, required firms engaged in electronic algorithmic trading to (i) register with the CFTC and (ii) submit their trading source code to the CFTC. While the proposed Regulation AT has not been finalized, the CFTC continues to consider comments that were received in connection with the proposed rulemaking.

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

The core principles are as follows: (i) empower Americans to make independent financial decisions and informed choices in the marketplace, save for retirement, and build individual wealth; (ii) prevent taxpayer-funded bailouts; (iii) foster economic growth and vibrant financial markets through more rigorous regulatory impact analysis that addresses systemic risk and market failures, such as moral hazard and information asymmetry; (iv) enable American companies to be competitive with foreign firms in domestic and foreign markets; (v) advance American interests in international financial regulatory negotiations and meetings; (vi) make regulation efficient, effective, and appropriately tailored; and (vii) restore public accountability within Federal financial regulatory agencies and rationalize the Federal financial regulatory framework. The Treasury Department divided its review of the financial system into a series of reports. The reports, all of which have been issued, cover the following subjects: (1) the depository system, covering banks, savings associations, and credit unions of all sizes, types and regulatory charters: (2) capital markets: covering debt, equity, commodities and derivatives markets, central clearing and other operational functions; (3) the asset management and insurance industries, and retail and institutional investment products and vehicles; and (4) non-bank financial institutions, financial technology and financial innovation. In addition, President Trump issued two Presidential Memoranda to the Secretary of the Treasury. One calls for a review of the Orderly Liquidation Authority (“OLA”) established under Title II of the Dodd-Frank Act, which the Treasury Department released in February 2018, recommending reforms to the OLA and amendments to the U.S. Bankruptcy Code to make a bankruptcy proceeding a more effective solution method for large financial institutions. The other calls for Treasury to review the process by which the Financial Stability Oversight Council (“FSOC”) determines that a nonbank financial company could pose a threat to the financial stability of the U.S., subjecting such an entity to supervision by the Federal Reserve and enhanced prudential standards and capital requirements. In March 2019, the FSOC proposed to revise its interpretive guidance relating to such designations.

On October 26, 2017, the Division of Investment Management and the Division of Trading and Markets of the SEC issued three related no-action letters to address certain issues raised by cross-border implementation of the European Union’s (“EU”) Markets in Financial Instruments Directive (“MiFID II”), which took effect on January 3, 2018. MiFID II will require the unbundling of execution and research payments made by investment managers to broker-dealers. Under the relief, a broker-dealer may, without becoming subject to the Advisers Act, provide research services to an investment manager that is required, either directly or by contractual obligation, to pay for such research services with MiFID II-compliant research payments. The temporary relief will expire on July 3, 2020, 30 months from MiFID II’s implementation date.

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

As part of global efforts to establish a framework to improve authorities’ capacity to resolve failing Systemically Important Financial Institutions (“SIFI”), the U.K. implemented the EU Bank Recovery and Resolution Directive (“BRRD”), which was published on June 12, 2014. The BRRD also aims to implement Financial Stability Board (“FSB”) recommendations on recovery and resolution regimes for financial institutions.

The BRRD applies to banks and investment firms operating in EU member states, including EU branches and subsidiaries of third country firms. It includes requirements for the preparation of RRPs by institutions and regulators. It also creates various powers for EU regulators to intervene to resolve institutions at risk of failure, including the ability to sell or transfer all or part of an institution and the introduction of a debt write down or bail-in tool.

As part of the bail-in rules, firms will be required to maintain capital resources sufficient to meet the stipulated minimum requirement for eligible liabilities (“MREL”). The MREL overlaps with the global capital standards on total loss absorbing capacity (“TLAC”) for G-SIBs issued by the FSB on November 9, 2015. As Nomura Group has adopted a single point of entry resolution strategy, European subsidiaries are subject to internal MREL. The internal MREL became applicable in the U.K. for all U.K. incorporated institutions from January 1, 2019, although this had negligible impact for Nomura as this was prescribed to be equal to existing regulatory capital requirements. However, from January 1, 2020, Nomura is expected to require internal MREL resources above the regulatory capital requirements for the material subsidiaries in the U.K., identified as NEHS on a sub-consolidated bases and NIP.

On December 18, 2018, Bank of England (BOE) and Prudential Regulation Authority (PRA) jointly published a consultation document on Resolvability Assessment Framework (PRA) MREL became applicable in the U.K. for all U.K. incorporated institutions from January 1, 2019, although this hath firms whose failure would have a significant impact on the U.K. financial system and for certain overseas firms where the BOE would support a home resolution authority in carrying out a cross-border resolution. The proposals for the RAF bring together existing policies such as MREL and Operational Continuity in Resolution (“OCIR”) and new policies proposed in the consultation in order to follow the resolution principles set out by the FSB. Under the consultation, it is expected firms perform an assessment of their preparations for resolution and the BOE to provide a public statement concerning resolvability of each firm. The BOE and PRA are expected to provide a response to the consultation during the course of 2019 and further details are expected on how RAF would apply to overseas firms such as Nomura.

EU banks and investment firms including those located in the U.K. have been subject to the current prudential regulatory capital regime since the introduction of the Capital Requirements Regulation and Capital Requirements Directive (together, “CRD IV”) in January 2014. The aim of CRD IV was to strengthen the resilience of the EU banking sector so it would be better placed to absorb economic shocks whilst also ensuring that banks continued to finance economic activity and growth. CRD IV sets out regulations for minimum capital requirements for banks and investment firms and also introduced new capital and liquidity buffers.

In November 2016 the European Commission proposed amendments to this regulation in a “CRRII” package of reforms. Together with the updates to the Bank Recovery and Resolution Directive (“BRRD II”) and Single Resolution Mechanism Regulation (“SRMR”) this package is an important step towards the completion of the European post-crisis regulatory reforms and implements some of the outstanding global reforms agreed by the Basel Committee on Banking Supervision (“BCBS”) and the FSB. The EU views the amendments as essential to making its financial system more stable and resilient, and the financial institutions more resolvable. These updates will enter into force in June 2019 with the majority of changes being introduced 2 years later in June 2021.

Amongst other things these proposed changes include the introduction of binding minimum leverage and net stable funding ratios, changes to the calculations for counterparty credit risk of derivatives, a tightening of large exposure limits, introduction of new reporting requirements for market risk and the introduction of a new EU intermediate parent undertaking requirement. These reforms are generally expected to lead to an increase in local capital and liquidity requirements and increased costs of compliance.

Subsequent to the finalization of work on the CRRII package the EU will introduce a “CRRIII” package of reforms to implement all outstanding elements of the Basel 3 framework including changes to the calculations for Operational Risk, CVA, Credit Risk and the introduction of an output floor to modelled calculations.

The revised Directive on Markets in Financial Instruments, MiFID II, which is split into the Markets in Financial Instruments Directive (“MiFID”) and the Markets in Financial Instruments Regulation (“MiFIR”) was published in the EU Official Journal on June 12, 2014 and entered into force on July 2, 2014. The majority of the new rules under MiFID II and MiFIR took effect from January 3, 2018, with Member States required to implement MiFID II through national legislation by July 3, 2017. The legislation sought to introduce wide-reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by mandating the clearing of standardized OTC transactions through central clearing counterparties and their trading through regulated trading venues. The new framework introduced a market structure which was intended to close certain loopholes and ensure that trading, wherever appropriate, takes place on regulated platforms. It has introduced rules on high frequency trading with a view to improving the transparency and oversight of financial markets. The revised MiFID also aimed to strengthen the protection of investors by introducing more robust organizational and conduct requirements and by strengthening the role of management bodies. The new framework also increased the role and supervisory powers of regulators and established powers to prohibit or restrict the marketing and distribution of certain products in well-defined circumstances. A harmonized regime for granting firms from third countries access to EU professional markets, based on an equivalence assessment of third-country jurisdictions by the Commission, was also introduced.

Following a range of consultations and technical advice published by the European Securities and Markets Authority (“ESMA”), in April 2016 the European Commission adopted a MiFID Delegated Directive (“Directive”). The Directive contains provisions on investor protection, notably on safeguarding of clients. The Commission also adopted a delegated regulation supplementing MiFID II. This regulation was aimed at specifying, in particular, the rules relating to exemptions, the organizational requirements for investment firms, and conduct of business obligations in the provision of investment services. In May 2016, the Commission adopted a further delegated regulation supplementing MiFIR. This regulation aims at specifying, in particular, the rules relating to determining liquidity for equity instruments, the rules on the provision of market data on a reasonable commercial basis, the rules on publication, order execution and transparency obligations for systematic internalisers, and the rules on supervisory measures on product intervention by the ESMA, the European Banking Authority and national authorities, as well as on position management powers by the ESMA.

The European Market Infrastructure Regulation (“EMIR”) became effective on August 16, 2012, and applies to any entity established in the EU that is a legal counterparty to a derivative contract, even when trading with non-EU firms. EMIR was created with the intention of stabilizing over-the-counter (“OTC”) markets found within EU member states. Although the majority of EMIR regulations have already been implemented, on May 28, 2019, Regulation (EU) 2019/834 (EMIR REFIT) was published in the EU’s Official Journal, with the aim of amending EMIR to make some of its requirements simpler and more proportionate, particularly for non-financial counterparties (“NFCs”). With a few exceptions, the majority of the provisions in the Regulation enter into force on June 17, 2019.

On January 12, 2016, the Securities Financing Transactions Regulation (“SFTR”), which forms part of the EU’s package of legislation targeted at reforming shadow banking and aims to improve transparency in the securities financing transactions (“SFTs”) market, came into force subject to a range of transitional provisions over a number of years. On April 11, 2019, the final regulatory technical standards entered into force and MiFID firms are due to commence their reporting one year later on April 11, 2020. Other reporting counterparties are phased in over the following months, ending with NFCs on January 11, 2021.

In June 2015, the European Parliament and Council to the EU members issued the final version of the Fourth Money Laundering Directive (“4MLD”). All EU member states, including the U.K., had until June 26, 2017 to transpose the requirements of the directive into national law. In February 2016, the EU Commission, in an effort to bolster the fight against terrorist financing, proposed amendments to the 4MLD that would enable the tracing of terrorists through financial movements and disrupt the sources of revenue for terrorist organizations by targeting their capacity to raise funds. These proposed amendments were included in a final version of the 4MLD issued by the EU Parliament in July 2016. In September 2017, additional legislation was implemented in the U.K. designed to combat financial crime including the Criminal Finances Act. The Act functions as an enhancement and extension of the Proceeds of Crime Act 2002 and, in addition to increasing the powers of authorities in investigating tax evasion, is also designed to make failure by a commercial organization to prevent the facilitation of tax evasion a punishable offence.

The Fifth Anti-Money Laundering Directive (“5MLD”), came into force in the EU on April 26, 2018 and must be implemented by EU Member States by January 10, 2020. The changes will impose additional obligations within the financial services sector. 5MLD amends 4MLD, and includes provisions that enhance the required level of transparency around beneficial ownership of corporates and trusts, tightens some controls relating to Politically-Exposed Persons and high risk third countries and also addresses risks associated with certain technological innovation, particularly virtual currencies.

The Senior Managers and Certification Regime (“SM&CR”) came into force on March 7, 2016 with the aim of reducing the risk of harm to consumers and strengthening market integrity by making firms, and individuals within those firms, more accountable for their conduct and competence. In July 2018, the U.K. FCA and PRA published near-final rules extending SM&CR to cover all financial services firms in the U.K. to apply from December 9, 2019. On March 8, 2019, the U.K. FCA announced its final rules on its proposed Directory—a new public register that will enable consumers, firms and other stakeholders to find information on key individuals working in financial services who are not otherwise appointed and publicly registered under the SMCR. Firms are to submit data on Directory individuals in December 2019, and the Directory is expected to go live in March 2020.

Since 2012, the European Commission sought to establish a modern and harmonized data protection framework across the EU to replace the existing Directive. On May 4, 2016, the official texts of the new EU General Data Protection Regulation (“GDPR”) were published in the EU Official Journal in all the official languages and it came into force on May 25, 2016. GDPR took effect across the EU member states on May 25, 2018. GDPR included a number of important changes to existing data protection legislation including new obligations on data processors, restrictions on the transfer of personal data outside the EEA and the introduction of new concepts such as “accountability” (and related record-keeping), the “right to be forgotten” and a requirement for data breach notifications to the relevant Regulators. Enforcement of GDPR will be carried out by both national regulators (for the U.K., the Information Commissioner) and the European Commission, and the regulators will also have the new power to impose greater fines for any breaches of the data protection requirements of up to 4% of a firm’s global turnover.

The EU Benchmark Regulation entered into force on June 30, 2016 and has applied in the U.K. since January 1, 2018. Global regulators have imposed fines on firms following attempted manipulation of the LIBOR, gold and foreign exchange benchmarks, and have taken action against individuals for misconduct related to benchmarks. The objectives of the EU Benchmark Regulation include, but are not limited to: (i) improving governance and controls over the benchmarking process to ensure that administrators avoid/manage conflicts of interest, (ii) improving the quality of input data and methodologies used by benchmark administrators, (iii) ensuring that contributors to benchmarks and the data they provide are subject to adequate controls, and (iv) protecting consumers and investors through greater transparency and adequate rights of redress.

In the U.K. as a follow up to the Fair and Effective Markets Review (established by the Chancellor of the Exchequer), the Fixed Income, Currencies and Commodities (“FICC”) Markets Standards Board (“FMSB”) was established in 2015 as a private sector response to the conduct problems revealed in global wholesale FICC markets after the financial crisis. The function of the FMSB is to help raise standards of conduct in global wholesale markets by producing voluntary Standards and other guidance in areas of uncertainty that are developed by the membership and designed to illustrate best practices to all market participants. These Standards are intended to reduce the continuing uncertainty about acceptable practices in opaque and unregulated areas, which is a hazard for FMSB members, as well as other market participants. The Standards published to date cover the new issue process, binary options for the commodities markets and reference price transactions for the fixed income markets. The published Standards do not have legal or regulatory force and do not replace existing legislation; rather, they are intended to supplement the rules already in place. The Standards are implemented by way of FMSB member firms, including Nomura International plc, making an adherence statement on an annual basis.

The U.K. is due to formally leave the EU at the end of October 2019 following the Brexit referendum held in June 2016 and triggering of Article 50 of the Treaty on the Functioning of the European Union to start the formal exit process on March 29, 2017. This is the result of an agreed extension to the previously negotiated March 29, 2019 deadline with the EU, and leaves open the possibility of Brexit occurring before this date, subject to political agreement being achieved. The U.K. remains a full member of the EU until such point, although its influence over rule-making is significantly reduced. The U.K. Government has proposed domestic legislation, the EU (Withdrawal) Bill, to repeal the European Communities Act 1972 that gives primacy to aspects of EU law and transposes current EU-derived law into U.K. legislation to provide continuity. The U.K. financial services sector currently relies on access to the EU single market to conduct business across borders within the EU. Both sides have emphasized the need for continued good access, but the terms of the future relationship still depend on the outcome of political dialogue. In negotiating the terms of withdrawal, the U.K. and EU have agreed in principle draft plans for withdrawal, with proposed underpinnings of a future relationship and a “transition period” that would see the U.K. continue to be an EU member on current terms, without input into the rule-making process, until December 2020. U.K. parliamentary approval has not been obtained for this agreement, with further political developments and negotiation expected to bring about a final resolution.

Subject to further developments, regulatory authorities will continue to consider the appropriate measures required to mitigate risks to the financial system of a disorderly Brexit.

On May 25, 2018, Nomura Financial Products Europe GmbH, a Nomura subsidiary domiciled in Germany, was granted a securities trading license by the German regulator (“BaFin”). Nomura’s plans are well advanced and the license represents a major step towards ensuring that current client and counterparty relationships, and access to Nomura products and services, can continue without disruption after the U.K. leaves the EU.

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

Overseas

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2018 and 2019, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis and Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany, is regulated by the German regulator (“BaFin”). As of March 31, 2018 and 2019, NEHS, NIP, NBI and NFPE were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2018 and 2019, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

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

In order to achieve our management objectives, we have focused on ensuring that profits are recorded by all divisions and regions. But by revising the delegation of powers to regions and business divisions, we shifted to a new business execution structure as from May 2019. We are committed to continuing business model transformation in Japan as well as aiming to improve profitability of our overseas operations under Vision C&C slogan, so that we will be able to build a solid foundation to generate profits even in severe market environments.

We will ensure a flexible and robust response to changes in the global operating environment, such as various international financial regulations, demographic changes, digital evolution, and so forth, while closely monitoring rapidly-changing geopolitical situations, for the purpose of maintaining an appropriate financial standing and achieving an effective use of management resources through improved capital efficiency, etc.

The challenges and strategies in each division are as follows:

•	Retail Division

In Retail Division, under the basic philosophy of “placing our clients at the heart of everything we do,” we provided consulting services to become “financial institution a lot of people need” by responding to diversifying needs and wishes. We continue to support elderly clients with their family as we are experiencing aging society and expand client base including next-generation clients for their asset management. Furthermore, we need to concentrate on mass affluent clients for the future. We also focus on providing a broad range of value-added solutions to clients not only through face-to-face consulting services, but also non-face-to-face service such as online investment seminars, call center channels, aiming to earn clients’ trust.

•	Asset Management Division

We aim to increase assets under management and expand our client base in (i) our investment trust business, by providing clients with a diverse range of investment opportunities to meet investors’ various needs, and (ii) our investment advisory business, by providing value-added investment services to our clients on a global basis. As a distinctive investment manager with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance and to meet clients’ various needs.

•	Wholesale Division

In addition to the needs of our clients becoming increasingly more sophisticated, the Wholesale division also faces challenges presented by the technological revolution; which may result in market changes which fundamentally affect the form of our traditional business. In order to keep step with such changes as well as to ensure our ability to provide our clients with added value, we will continue to seek the enhancement of our connectivity across Global Markets, Investment Banking and other Divisions around the globe as part of our sustained efforts to provide highly sought-after products and services to the markets.

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

In Investment Banking, we will continue to support our clients’ cross-border M&A ambitions, facilitate their fundraising activities both in Japan and other geographies, as well as provide the full product suite of our Solutions Business as our clients continue to pursue the globalization of their business activities.

•	Merchant Banking Division

The Merchant Banking Division will primarily provide equity as a new solution for business reorganizations and revitalizations, business succession as well as management buyouts to cater to the increasingly diversified and sophisticated needs of our clients. The Merchant Banking Division will, under proper management of risk, focus on support for improving the enterprise value of portfolio companies, and will contribute to expansion of the private equity market.

Risk Management and Compliance, etc.

At the Nomura Group, the type of risk and maximum amount of permissible risk for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.

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

Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust through various measures. We will strive to maintain a sound corporate culture through these initiatives. We have also further enhanced and reinforced our internal control framework, which includes measures to prevent insider trading and solicitation of unfair dealing, by ensuring that all of our executive officers and employees continually maintain the highest level of business ethics expected from professionals engaged in the capital markets.

However, in March 2019, amidst discussions regarding the criteria for designation to and exit from the upper section of the exchange at the Advisory Group to Review the TSE Cash Equity Market Structure, there were inappropriate information transfers regarding such criteria at Nomura Securities Co., Ltd. (“NSC”) (“this matter”).

As for this matter, on May 28th, Japan Financial Services Agency (“JFSA”) issued a business improvement order against Nomura Holdings Inc. (“NHI”) and NSC in terms of management framework and control on information.

Prior to the issuance of business improvement order, on May 24th, we publicized an outline of remediation action plan which was approved by the Board of Directors and contains structural reorganization as well as establishing a framework to tightly control the information that could materially affect investment decisions.

On June 3rd, NHI and NSC submitted reports on their business improvement measures to JFSA in accordance with the business improvement order.

By fully implementing the remediation action plan, we will further strengthen our internal control framework and work together as one firm to regain the trust of our clients, shareholders and all other concerned parties.

C. Organizational Structure.

The following table lists the Company and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Financial Partners Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd.	Japan	100
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
N-Village Co., Ltd.	Japan	100
Nomura Capital Partners Co., Ltd.	Japan	100
Nomura Asia Pacific Holdings Co., Ltd.	Japan	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Australia Limited	Australia	100
PT Nomura Sekuritas Indonesia	Indonesia	96
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Capital Nomura Securities Public Co., Ltd.	Thailand	86
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Nomura Financial Products Europe GmbH	Germany	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura International Funding Pte. Ltd.	Singapore	100

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2019, our principal head office is located in Tokyo, Japan and occupies 968,050 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 125,184 square feet, our Nagoya branch office, which occupies 82,914 square feet, and the head office of NAM in Tokyo, which occupies 178,218 square feet.

As of March 31, 2019, our major offices outside Japan are the head offices of NIP located in London, which occupies 456,296 square feet, the New York head office of Nomura Securities International, Inc., which occupies 159,811 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 146,389 square feet. We lease most of our overseas office space.

As of March 31, 2019, the major office of Nomura Services India Private Limited, our specialized service company in Mumbai, India, occupies 413,517 square feet.

As of March 31, 2019, the aggregate book value of the land and buildings we owned was ¥153 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥75 billion.

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2019 and which remain unresolved as of the date of the filing of this annual report with the Commission.

Item 5. Operating and Financial Review and Prospects

A. Operating Results.

You should read the following discussion of our operating and financial review and prospects together with Item 3.A“Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3.D“Risk Factors” and elsewhere in this annual report.

Business Environment

Japan

The Japanese economy had its ups and downs. Japan’s real gross domestic product (“GDP”) rose a solid 2.2% quarter-on-quarter, annualized, in April-June 2018, and fell 2.5% in July-September. After returning to growth of 1.6% in October-December, it rose 2.1% in January-March 2019, but we think actual economic activity was on the weak side in January-March as other economic indicators were weak. Until April-June 2018, the economy was led by an increase in exports backed by growth in the global economy, and domestic demand was solid overall. However, thereafter, the ability of exports to drive the economy weakened as the global economy entered a cyclical softening phase and prospects for the economy became increasingly cloudy as

U.S.-China trade tensions intensified. In July-September, demand in Japan weakened overall as many natural disasters occurred, and in particular, exports fell as the Kansai International Airport stopped functioning for a while from the effects of a typhoon. In October-December, GDP likely rose in large part in reaction to the natural disaster-driven decline in July-September, but the reaction was not that strong. In January-March 2019, exports were weak, particularly to Asia, and the slowdown in the global economy continued to weigh on economic activity in Japan. Employment conditions were relatively favorable over this period, with the unemployment rate at a low level, but wage growth remained low and consumer confidence worsened. Consumer durable sales held up through the end of 2018, possibly in consideration of the consumption tax increase scheduled for October 2019, but consumer spending in the New Year was weak, in tandem with the decline in share prices. Corporate capital expenditure plans were comparatively strong owing to demand for labor-saving technology in response to personnel shortages, but they became more cautious amid uncertainty about global economic conditions and leading indicators of capital spending have weakened since autumn of 2018.

With respect to corporate earnings, recurring profits appear to have risen slightly compared with the year ended March 31, 2018, as a slowdown in business activity became clear in Japan and overseas. It appears that profit growth for industrial machinery, particularly factory automation (“FA”) systems, which was strong in the year ended March 31, 2018, softened or turned to a profit decline as appetite for capital expenditure fell, mainly in China, in response to trade friction between the US and China. Profits were also dragged down by the recognition of unrealized losses on equity securities resulting from changes in the market value of stock holdings and by special factors including dealing with improper inspections and quality issues. Sectors that did well appear to have been trading companies, where resource operations were strong owing to buoyant crude oil and other resource prices, and non-resource operations also held up, including lifestyle/consumer-related businesses; chemicals, which benefited from higher market prices of semiconductor silicon, graphite electrodes, and other products; electronic parts, as automotive and other products did well; and semiconductor production equipment, owing to a large order backlog. Recurring profits at major companies (those in the Russell/Nomura Large Cap Index) rose an estimated 1.1% year-on-year in the fiscal year ended March 31, 2019. Profit grew for the third straight year, but profit growth slowed sharply from 15.3% year-on-year in the fiscal year ended March 31, 2018. Return on equity (“ROE”) was 9.3% for the year ended March 31, 2019, falling short of 10.3% for the year ended March 31, 2018, which was the highest level in 37 years.

In the equity market, investors became more risk averse on the back of U.S.-China trade friction and other uncertainties in the market environment and a widening in credit spreads, among other factors. Japanese equities started off the year ended March 31, 2019, by rallying from a selloff at the end of March 2018, but zig-zagged the rest of the first half of the fiscal year against a backdrop of an uncertain market environment reflecting the U.S.-China trade friction, European political concerns, and prospects for the global economy. In September, the U.S. proposed fresh trade negotiations with China, raising expectations for improved U.S.-China relations. The Nikkei Stock Average closed at 24,245.76 on October 1, 2018, the highest it had been at since November 1991. However, thereafter, Japanese stocks were weighed down by an increase in U.S. long-term interest rates in response to tightening financial conditions as the U.S. Federal Reserve Board (FRB) normalized U.S. monetary policy. Through end of 2018, major equity markets around the world corrected, including the Nikkei Stock Average, which fell below 20,000 at one point. That said, the FRB indicated it would put a halt to monetary tightening, and toward the end of the year ended March 31, 2019, expectations for progress with U.S.-China trade talks increased. Buttressed by these factors, major equity markets around the world rallied toward the end of the fiscal year. The Tokyo Stock Price Index (the “TOPIX”), a representative equity index, was 1,591.64 at end of March 2019, down 7.3% from 1,716.30 at end of March 2018. The Nikkei Stock Average was 21,205.81 at the end of March 2019, down 1.2% from 21,454.30 at the end of March 2018.

On the bond market, with the Bank of Japan (BOJ) maintaining its framework for quantitative and qualitative monetary easing with yield curve control, the yield on newly issued 10-year Japanese government debt securities was largely in the range of -0.10% to 0.15%. More specifically, from April to mid-July 2018, the yield on newly issued 10-year Japanese government debt securities was largely in the tight range of 0.2% to 0.6%. When the yield on newly issued 10-year Japanese government debt securities rose above 0.1% in February

2018, the BOJ conducted market operations to cap rising interest rates, indicating it did not want interest rates to sharply exceed 0.1%. Then in mid-July, the yield on newly issued 10-year Japanese government debt securities rose to around 0.1% in response to news reports that the BOJ was considering a more flexible monetary policy, and the BOJ decided at its July 30-31 Monetary Policy Meeting to expand the range of allowable movement for the yield on 10-year Japanese government debt securities to -0.2% to 0.2%, from -0.1% to 0.1%. Soon after, interest rate increases picked up, yields at one point on August 2, rose to 0.145%, but with the BOJ conducting an emergency long-term Japanese government debt securities purchase operation, returned to around 0.1%. In mid-September and beyond, the upward trend strengthened for the yield on newly issued 10-year Japanese government debt securities along with rising overseas interest rates, and in early October, the yield briefly marked 0.155%, but equity prices fell in the U.S. on concerns the FRB’s interest rate hike stance was too strong relative to underlying economic activity, and from mid-November, U.S. long-term interest rates turned to a downtrend and accordingly the yield on newly issued 10-year Japanese government debt securities fell. At the U.S. FOMC meeting on December 18-19, the FRB maintained its interest rate hike policy, and Japan’s interest rates fell further, to around 0%, along with overseas interest rates, on concerns of a slowdown in the economy. At the start of 2019, the FRB indicated that it would focus on the economy, after which equity prices turned upward and long-term interest rates were spurred downward, with the yield on newly issued 10-year Japanese government debt securities at end of March falling briefly to -0.1%.

In foreign exchange markets, USD/JPY, which started the fiscal year at $1 = ¥106-¥107, moderately moved in the direction of a strong dollar/weak yen in response to continued policy interest rate hikes by the FRB, and in October was around ¥114-¥115. That said, rises in the USD/JPY rate were weighed down by intensification of U.S.-China trade frictions. Furthermore, in October and beyond crude oil prices fell sharply, in December U.S. equities corrected, and, with investors generally becoming more risk averse, the yen strengthened rapidly at the end of 2018 and start of 2019. In particular, when Japanese markets were closed on January 3, and partly owing to thin trading, the USD/JPY rate was briefly at ¥104-¥105, among other erratic movements. Thereafter, USD/JPY rose moderately, but upside became limited in January 2019 and beyond, after the FRB made it clear it would hold off on interest rate hikes for the time being, and USD/JPY ended March 2019 at ¥110.86.

Meanwhile, EUR/JPY started the fiscal year of 2018 at €1 = ¥130-¥131, but fell to ¥125-¥126 in May, with the economy slowing and the emergence of populist political parties in the eurozone. Thereafter, economic data for the eurozone showed signs of recovery, but political concerns in Turkey and other factors led to the EUR/JPY trading in a tight range with limited upside for a while. Furthermore, increased uncertainty toward the end of the fiscal year surrounding the U.K.’s exit from the EU and the European Central Bank (ECB)’s postponement of rate hike plans resulted in EUR/JPY continuing to be capped on the upside and ending March 2019 at €1 = ¥124.35.

Overseas

The global economy grew in both industrialized and emerging-market nations, but the pace of growth slowed. Financial markets were destabilized by concerns over protectionist policies, including the U.K.’s negotiations to leave the EU and U.S.-China trade friction. Major central banks largely put on hold moves to tighten monetary policy. The U.S. FRB more or less raised interest rates at a pace of once every three months, but decided at the March 2019 meeting to leave policy interest rates unchanged. The BOJ maintained its large-scale quantitative easing policy, and the ECB suspended its asset purchase program at the end of December 2018 but via forward guidance indicated that it would keep policy rates unchanged at least through the end of 2019. At the same time in emerging-market nations, the Chinese economy increasingly slowed owing to policies to reduce debt, trade tensions with the U.S., and deterioration of business conditions in the IT sector. High growth continued in India, but signs of slowing in consumer spending emerged. Uncertainties also grew in resource-rich and oil-producing nations.

In the U.S., interest rates fell sharply as the FRB effectively stopped raising rates. In September 2018, FOMC projections for the federal funds rate in 2021 were 3.375%, higher than the projections for the longer run of 3.000%, but thereafter the FRB lowered its rate hike outlook and, in March 2019, FOMC projections for the federal funds rate in 2021 were 2.625%, below the projection for the longer run of 2.750%. At the same time, the FRB decided not to raise rates in March 2019, and rate hikes that had continued at a pace of once a quarter in 2018 stopped in December 2018 at a target range of 2.25%-2.50%. The FRB also decided in March 2019 to end by mid-2019 the balance sheet compression that had continued throughout 2018 as part of a monetary policy normalization effort. The trigger for the sharp change in FRB policy was the sharp drop in equity prices in the second half of 2018. In 2018, the U.S. and China exchanged the imposition of additional tariffs and retaliatory tariffs, raising concerns over trade frictions in the market. U.S. equity prices fell sharply toward the end of 2018. In 2019, the equity market recovered with the FRB turning to a dovish stance, as mentioned above, and the U.S. briefly putting off tariff hikes. Real GDP grew 2.9% in 2018, up from 2.2% growth in 2017. Inflation rose 1.9% year on year in March 2019, down from an increase of 2.4% in March 2019. The Dow Jones Industrial Average rose 7.6% to 25,929 at the end of March 2019, from 24,103 at the end of March 2018. The yield on 10-year U.S. Treasuries fell 33bp to 2.41% at the end of March 2019, from 2.74% at the end of March 2018.

The euro area economy slowed down from July-September 2018. The largest economy in the eurozone, Germany, was adversely affected by the slowdown in the Chinese economy and reduced demand for autos in key eurozone countries. Brexit was initially scheduled for March 29, 2019, and inventory investment demand accompanying Brexit concerns briefly rose in the eurozone in January-March 2019, but companies in the area became more cautious about economic prospects. The ECB announced in December 2018 that it would scale back monetary easing by taking monthly net asset purchases under the quantitative easing policy to zero at end of 2018, but in March 2019, it said it would make no change to policy interest rates at least through the end of 2019 in view of a slowdown in the German economy. With the ECB taking a cautious stance on rate hikes for the time being, the yield on 10-year German government bonds fell below zero in late March 2019 for the first time since autumn of 2016. In the U.K., the withdrawal agreement Prime Minister Theresa May reached with the EU in November 2018 to realize a smooth departure from the EU for the U.K. was rejected by the lower house of the U.K. Parliament three times, and the Brexit date was postponed to the end of October 2019, from the initial schedule of March 29, 2019.

In Asia, real GDP grew 6.6% in China in 2018, down from 6.8% in 2017. This is mainly attributable to capital expenditures and domestic consumption slowing in the second half of the year owing to monetary tightening. Monetary policy switched to an easing stance in the second half of 2018, and large-scale tax cuts were carried out targeting businesses and households. However, the outlook is for weak growth in exports and capital expenditures. If economic slowdown concerns increase, the market would be likely to increasingly anticipate additional measures to be taken to stimulate consumer spending and additional infrastructure spending. In other Asian countries, U.S.-China trade frictions and uncertainty about external conditions have weighed on economic activity, but solid economic growth has continued, centered on domestic demand.

Executive Summary

Although the global economy continued to recover during the fiscal year ended March 31, 2019, the pace of expansion slowed in some countries and regions. In the U.S., acceleration in real Gross Domestic Product (“GDP”) growth continued from 2017. Personal consumption and government spending grew against a backdrop of tax reforms and fiscal expansion, and capital expenditures were also solid. At the same time, the Federal Reserve Board (FRB) shifted course and now plans to refrain from tightening monetary policy further in 2019 in response to disruption in financial markets. In China, credit creation slowed as a result of the government’s efforts to reduce debt, and trade frictions between the U.S. and China made corporations less eager to engage in capital expenditures. Consumer spending also slowed, for example in automobile sales, which faltered after the end of the government’s policies promoting automobile purchases. In Europe as well, exports to China weakened owing to the slowdown in Chinese economic growth. A slump in automobile sales after the introduction of stricter exhaust emission regulations also weighed on the European economy. In the U.K., the opaque outlook for Brexit continued to suppress corporate appetites for investment.

Similarly, Japan’s economy continued to expand, but at a slower pace. Exports were sluggish as a result of the slowdown in global economies, particularly in China. Personal consumption was also low, in part because of a string of natural disasters including heavy rains, typhoons, and earthquakes, which also disrupted supply chains and otherwise affected corporate production activity. Corporate capital expenditures were nevertheless solid, bolstered by labor-saving investments by companies facing personnel shortages. We estimate that profit growth in the fiscal year ended March 31, 2019, at major corporations slowed sharply versus the previous fiscal year, mainly owing to the slowdown in the economy. Market volatility was high at times during the second half of the fiscal year in response to trade friction between the U.S. and China and changes in U.S. monetary policy.

From a regulatory perspective, in addition to the implementation of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura has been identified as one of Domestic Systemically Important Banks. Nomura will continue to monitor closely and take necessary measures in responding to wide-ranging reforms as part of the global tightening of financial regulations. Also, under circumstances characterized by normalization of monetary policies by central banks as well as uncertainty created by Brexit, Nomura is contemplating and implementing appropriate measures by paying necessary attention to the changes in global operating environment.

While our environment is changing drastically, Nomura Group has settled litigations and booked impairment of goodwill related to acquisitions made in the past. Based on our basic philosophy of “placing our clients at the heart of everything we do,” we have continued to transform our domestic business model of Retail Division, and have worked on improving the profitability of our international operations. These initiatives are all intended to establish a business foundation that will enable the firm to grow in a sustainable manner in any business environment. Also, in April 2019, the firm established Future Innovation Company, an organization that spans all divisions, in order to leverage innovations including digital tools and build a platform for providing new services to clients.

We generated net revenue of ¥1,116.8 billion for the year ended March 31, 2019, a 25.4% decrease from the previous fiscal year. Non-interest expenses decreased by 1.2% to ¥1,154.5 billion, income (loss) before income taxes was ¥(37.7) billion, and net income (loss) attributable to the shareholders of Nomura Holdings, Inc. was ¥(100.4) billion. Return on equity (“ROE”) was negative 3.7%. Diluted EPS(1) for the year ended March 31, 2019 was negative ¥29.92, a decrease from ¥61.88 for the year ended March 31, 2018.

We have decided to pay a dividend of ¥3 per share to shareholders of record as of March 31, 2019. As a result, the total annual dividend was ¥6 per share.

In our Retail Division, net revenue for the year ended March 31, 2019 decreased by 17.8% from the previous fiscal year to ¥339.5 billion. Non-interest expenses decreased by 6.4% to ¥290.0 billion. As a result, income before income taxes decreased by 52.0% to ¥49.5 billion. Under the basic philosophy of “placing our clients at the heart of everything we do,” we provided consulting services to become “the most trusted partner” by understanding and meeting their diversified demands and needs. Last fiscal year, uncertain market environment weighed on investor sentiment, Investment trusts and stocks remained sluggish. As we made substantial organizational changes for elder clients, Net inflows of cash and securities recorded positive through 9 consecutive months. We are continuously working hard to improve the customer satisfaction by improving the products and services.

In our Asset Management Division, net revenue for the year ended March 31, 2019 decreased by 23.2% from the previous fiscal year to ¥97.8 billion. Non-interest expenses increased by 4.1% to ¥63.7 billion. As a result, income before income taxes decreased by 48.3% to ¥34.2 billion. In the investment trust business, ETFs, funds developed in response to financial institutions’ demands, and funds specialized for SMA or fund wrap service contributed to the increase in assets under management. In the investment advisory business, we saw cash

(1)	Diluted net income attributable to Nomura Holdings’ shareholders per share.

inflow into high yield related products in overseas despite outflow in domestic pensions. As a result, assets under management increased from the end of the previous fiscal year as of March 31, 2019. However, revenues decreased compared to the previous quarter, partially effected by the valuation of American Century Investments, our strategic partner.

In our Wholesale Division, net revenue for the year ended March 31, 2019 decreased by 22.4% from the previous fiscal year to ¥555.4 billion. Non-interest expenses increased by 8.5% to ¥666.8 billion. As a result, income (loss) before income taxes was ¥(111.4) billion. In Global Markets, the year ended March 2019 was a particularly tough year across the street, characterized by geopolitical uncertainty and persistent low volatility, leading to low client volumes and directionless markets that prevailed most part of the year. In this environment, Global Markets declined sequentially, particularly in the Fixed Income businesses. Equities business and Structured franchise made some notable contributions but was moderate compared with the previous fiscal year. For Investment Banking, revenues declined year on year as the global fee pool contracted. However, strong cross-regional and interdepartmental collaboration helped deliver firmness in our M&A and ECM (equity-related fundraising business) businesses and supported revenue performance. In Japan, we continued to provide our clients with various products and solutions as well as participated in numerous high profile transactions such as Takeda’s acquisition of Shire and SoftBank’s global IPO. In the International regions, we leveraged our global connectivity to successfully execute major cross-border M&A transactions for our clients as well as provided our clients with various interest rate and foreign exchange solutions as increased market volatility resulted in greater demand, helping offset softer performances in financing related businesses.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen, except percentages
	Year ended March 31
	2017	2018	2019
Non-interest revenues:
Commissions	¥327,129	¥373,313	¥293,069
Fees from investment banking	92,580	101,663	101,521
Asset management and portfolio service fees	216,479	245,616	245,519
Net gain on trading	475,587	442,885	342,964
Gain (loss) on private equity investments	1,371	(869)	1,007
Gain (loss) on investments in equity securities	7,708	2,683	(6,983)
Other	153,626	221,192	81,057

Total Non-interest revenues	1,274,480	1,386,483	1,058,154
Net interest revenue	128,717	110,486	58,616

Net revenue	1,403,197	1,496,969	1,116,770
Non-interest expenses	1,080,402	1,168,811	1,154,471

Income (loss) before income taxes	322,795	328,158	(37,701)
Income tax expense	80,229	103,866	57,010

Net income (loss)	¥242,566	¥224,292	¥(94,711)
Less: Net income attributable to noncontrolling interests	2,949	4,949	5,731

Net income (loss) attributable to NHI shareholders	¥239,617	¥219,343	¥(100,442)

Return on equity	8.7%	7.9%	(3.7)%

Net revenue decreased by 25% from ¥1,496,969 million for the year ended March 31, 2018 to ¥1,116,770 million for the year ended March 31, 2019. This decrease is primarily driven by Commissions and Net gain on trading in Retail and Wholesale Division. Commissions decreased by 21% from ¥373,313 million for the year ended March 31, 2018 to ¥293,069 million for the year ended March 31, 2019 primarily due to a decrease in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Fees from investment banking primarily led by M&A and ECM, such as acquisition of Shire Plc by Takeda Pharmaceutical Co. and IPO of Softbank Corp was largely unchanged from ¥101,663 million for the year ended March 31, 2018 to ¥101,521 million for the year ended March 31, 2019. Asset management and portfolio service fees was largely unchanged from ¥245,616 million for the year ended March 31, 2018 to ¥245,519 million for the year ended March 31, 2019, although assets under management increased by positive net inflows into private placement trust for financial institutions and investment trusts for discretionary investments. Net gain on trading decreased by 23% from ¥442,885 million for the year ended March 31, 2018 to ¥342,964 million for the year ended March 31, 2019, driven by decreases in both Fixed Income and Equity business. Net gain on trading also included total gains of ¥0.2 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spreads during the fiscal year. Gain (loss) on private equity investments were ¥(869) million for the year ended March 31, 2018 and ¥1,007 million for the year ended March 31, 2019. Other decreased by 63% from ¥221,192 million for the year ended March 31, 2018 to ¥81,057 million for the year ended March 31, 2019, primarily driven by a decrease in American Century Investments related revenue and the absence of gains from the liquidation of an investment in a foreign entity and the sale of our controlling financial interest in Asahi Fire and Marine Insurance Co., Ltd recognized in the previous year.

Net revenue increased by 7% from ¥1,403,197 million for the year ended March 31, 2017 to ¥1,496,969 million for the year ended March 31, 2018. This increase is primarily driven by higher contribution from Commissions and Asset management and portfolio service fees in Retail and Asset Management. Commissions increased by 14% from ¥327,129 million for the year ended March 31, 2017 to ¥373,313 million for the year ended March 31, 2018 primarily due to an increase in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Fees from investment banking increased by 10% from ¥92,580 million for the year ended March 31, 2017 to ¥101,663 million for the year ended March 31, 2018 primarily due to increase in revenue from M&A and our solution business associated with fund raising. Asset management and portfolio service fees increased by 13% from ¥216,479 million for the year ended March 31, 2017 to ¥245,616 million for the year ended March 31, 2018 primarily due to an increase in assets under management driven by positive net inflows into ETFs and investment trusts for discretionary investments. Net gain on trading decreased by 7% from ¥475,587 million for the year ended March 31, 2017 to ¥442,885 million for the year ended March 31, 2018, primarily driven by slower performance in our Fixed Income business and losses recognized in connection with a specific margin loan transaction. Net gain on trading also included total losses of ¥0.5 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spreads during the fiscal year. Gain (loss) on private equity investments were ¥1,371 million for the year ended March 31, 2017 and ¥(869) million for the year ended March 31, 2018. Other increased by 44% from ¥153,626 million for the year ended March 31, 2017 to ¥221,192 million for the year ended March 31, 2018, primarily driven by gains from the liquidation of an investment in a foreign entity and gains from the sale of our controlling financial interest in Asahi Fire and Marine Insurance Co., Ltd.

Net interest revenue was ¥128,717 million for the year ended March 31, 2017, ¥110,486 million for the year ended March 31, 2018 and ¥58,616 million for the year ended March 31, 2019. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view Net interest revenue and Non-interest revenues in aggregate. For the year ended March 31, 2019, interest revenue, including a dividend from our investment in American Century Investments increased by 33%, and interest expense increased by 51% from the year ended March 31, 2018. As a result, Net interest revenue for the year ended March 31, 2019 decreased by ¥51,870 million from the year ended March 31, 2018. For the year ended March 31, 2018, interest revenue, including a dividend from American Century Investments, increased by 33%, and interest expense increased by 52% from the year ended March 31, 2017. As a result, Net interest revenue for the year ended March 31, 2018 increased by ¥18,231 million from the year ended March 31, 2017.

Gain (loss) on investments in equity securities was ¥7,708 million for the year ended March 31, 2017, ¥2,683 million for the year ended March 31, 2018 and ¥(6,983) million for the year ended March 31, 2019. This includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses for the year ended March 31, 2019 decreased by 1% from ¥1,168,811 million for the year ended March 31, 2018 to ¥1,154,471 million, due to the absence of provisions in connection with legacy transactions in the Americas recorded slightly over ¥30.0 billion in the previous year and lower bonus due to pay for performance offset by goodwill impairment charge of ¥81,372 million attributable to Wholesale.

Non-interest expenses for the year ended March 31, 2018 decreased by 8% from ¥1,080,402 million for the year ended March 31, 2017 to ¥1,168,811 million primarily due to an increase in compensation and benefits in connection with deferred compensation and provisions of slightly over ¥30.0 billion in connection with legacy transactions in the Americas.

Income (loss) before income taxes was ¥322,795 million for the year ended March 31, 2017, ¥328,158 million for the year ended March 31, 2018 and ¥(37,701) million for the year ended March 31, 2019.

We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Nomura’s domestic effective statutory tax rate was approximately 31% for the fiscal year ended March 31, 2017, 2018 and 2019, respectively. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2019 was ¥57,010 million, representing an effective tax rate of a negative 151.2%. The significant factors causing the difference between the effective tax rate of a negative 151.2% and the effective statutory tax rate of 31% was the effect of Non-deductible expenses which decreased the effective tax rate by 110.3%, partially offset by Non-taxable revenue which increased the effective tax rate by 16.8%.

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

Net income (loss) attributable to NHI shareholders was ¥239,617 million for the year ended March 31, 2017, ¥219,343 million for the year ended March 31, 2018 and ¥(100,442) million for the year ended March 31,

2019. Our return on equity for the year ended March 31, 2017, 2018 and 2019 was 8.7%, 7.9% and a negative 3.7%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on our Retail, Asset Management and Wholesale Divisions and we disclose business segment information in accordance with this structure. Realized gain on investments in equity securities held for operating purposes, our share of equity in the earnings of affiliates, corporate items and other financial adjustments (including operating result of Merchant Banking Division) are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 22 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 22 “Segment and geographic information” in our consolidated financial statements included in this annual report.

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

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2017	2018	2019
Non-interest revenue	¥369,503	¥406,295	¥331,743
Net interest revenue	4,931	6,613	7,737

Net revenue	374,434	412,908	339,480
Non-interest expenses	299,642	309,771	289,990

Income before income taxes	¥74,792	¥103,137	¥49,490

Net revenue decreased by 18% from ¥412,908 million for the year ended March 31, 2018 to ¥339,480 million for the year ended March 31, 2019 as a result of a decrease in retail investors’ transactions of stocks and investment trusts under the uncertain market condition weighed on investor sentiment.

Net revenue increased by 10% from ¥374,434 million for the year ended March 31, 2017 to ¥412,908 million for the year ended March 31, 2018 as a result of an increase in retail investors’ transactions of stocks and investment trusts under the strong market condition.

Non-interest expenses decreased by 6% from ¥309,771 million for the year ended March 31, 2018 to ¥289,990 million for the year ended March 31, 2019, primarily due to a decrease in compensation and benefit and system-related expenses with the termination of system depreciation.

Non-interest expenses increased by 3% from ¥299,642 million for the year ended March 31, 2017 to ¥309,771 million for the year ended March 31, 2018, primarily due to an increase in system-related expenses.

Income before income taxes were ¥74,792 million for the year ended March 31, 2017, ¥103,137 million for the year ended March 31, 2018, and ¥49,490 million for the year ended March 31, 2019.

The following table shows the breakdown of Retail non-interest revenues for the year ended March 31, 2018 and 2019.

	Millions of yen
	Year ended March 31
	2018	2019
Commissions	¥192,715	¥142,764
Brokerage commissions	82,210	60,167
Commissions for distribution of investment trusts	87,055	57,880
Other commissions	23,450	24,717
Net gain on trading	91,469	55,829
Fees from investment banking	25,951	33,981
Asset management fees	93,582	95,384
Others	2,578	3,785

Non-interest revenues	¥406,295	¥331,743

Commissions decreased by 26% from ¥192,715 million for the year ended March 31, 2018 to ¥142,764 million for the year ended March 31, 2019, primarily due to a decrease in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Net gain on trading decreased by 39% from ¥91,469 million for the year ended March 31, 2018 to ¥55,829 million for the year ended March 31, 2019, primarily due to a decrease in income related to foreign equities. Fees from investment banking increased by 31% from ¥25,951 million for the year ended March 31, 2018 to ¥33,981 million for the year ended March 31, 2019, primarily led by ECM, such as IPO of Softbank Corp. Asset management fees increased by 2% from ¥93,582 million for the year ended March 31, 2018 to ¥95,384 million for the year ended March 31, 2019. Others increased by 47% from ¥2,578 million for the year ended March 31, 2018 to ¥3,785 million for the year ended March 31, 2019.

Retail Client Assets

The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2018 and 2019. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2018
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥66.3	¥13.7	¥(11.9)	¥7.6	¥75.7
Bonds	17.6	31.5	(30.1)	(1.1)	17.9
Stock investment trusts	8.8	3.9	(3.5)	(0.1)	9.1
Bond investment trusts	7.3	0.8	(0.5)	(0.5)	7.1
Overseas mutual funds	1.3	0.1	(0.1)	(0.1)	1.2
Others	6.4	0.8	(0.6)	0.1	6.7

Total	¥107.7	¥50.8	¥(46.7)	¥5.9	¥117.7

	Trillions of yen
	Year ended March 31, 2019
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥75.7	¥22.5	¥(21.4)	¥(4.9)	¥71.9
Bonds	17.9	29.2	(27.2)	(1.1)	18.8
Stock investment trusts	9.1	2.9	(2.7)	(0.3)	9.0
Bond investment trusts	7.1	0.3	(0.7)	0.1	6.8
Overseas mutual funds	1.2	—	(0.1)	0.0	1.1
Others	6.7	0.9	(0.6)	0.1	7.1

Total	¥117.7	¥55.8	¥(52.7)	¥(6.1)	¥114.7

Retail client assets decreased by ¥3.0 trillion from ¥117.7 trillion as of March 31, 2018 to ¥114.7 trillion as of March 31, 2019. The balances of our clients’ equity and equity-related products decreased by ¥3.8 trillion from ¥75.7 trillion as of March 31, 2018 to ¥71.9 trillion as of March 31, 2019, mainly due to the deterioration of Japanese equity market and increase of net outflows. The balances of our clients’ investment trusts decreased by ¥0.5 trillion from ¥17.4 trillion as of March 31, 2018 to ¥16.9 trillion as of March 31, 2019.

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

Asset Management

Our Asset Management Division is conducted principally through Nomura Asset Management Co., Ltd. (“NAM”). We earn portfolio management fees through the development and management of investment trusts, which are distributed through Nomura Securities Co., Ltd. (“NSC”), other brokers and banks. We also provide investment advisory services for pension funds and other institutional clients. Net revenue generally consist of asset management and portfolio service fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2017	2018	2019
Non-interest revenue	¥90,025	¥118,545	¥89,607
Net interest revenue	9,402	8,792	8,238

Net revenue	99,427	127,337	97,845
Non-interest expenses	57,094	61,167	63,660

Income before income taxes	¥42,333	¥66,170	¥34,185

Net revenue decreased by 23% from ¥127,337 million for the year ended March 31, 2018 to ¥97,845 million for the year ended March 31, 2019, primarily due to American Century Investments related losses, while cash inflow in the investment trust business and investment advisory business contributed to the increase in assets under management and business performance improved.

Net revenue increased by 28% from ¥99,427 million for the year ended March 31, 2017 to ¥127,337 million for the year ended March 31, 2018, primarily due to a large increase in assets under management and contributions from American Century Investments related gains.

Non-interest expenses increased by 4% from ¥61,167 million for the year ended March 31, 2018 to ¥63,660 million for the year ended March 31, 2019, mainly due to an increase in system-related expenses.

Non-interest expenses increased by 7% from ¥57,094 million for the year ended March 31, 2017 to ¥61,167 million for the year ended March 31, 2018, due to an increase in compensation and benefits and commissions and floor brokerage followed by a revenue increase.

Income before income taxes were ¥42,333 million for the year ended March 31, 2017, ¥66,170 million for the year ended March 31, 2018 and ¥34,185 million for the year ended March 31, 2019.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of March 31, 2018 and 2019.

	Billions of yen
	Year ended March 31, 2018
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥47,425	¥30,778	¥(28,788)	¥2,966	¥52,381
Nomura Funds Research and Technologies Co., Ltd.	2,839	700	(913)	139	2,765
Nomura Corporate Research and Asset Management Inc.	2,357	942	(613)	(2)	2,684

Combined total	52,621	32,420	(30,314)	3,103	57,830
Shared across group companies	(8,262)	(2,017)	2,665	(201)	(7,815)

Total	¥44,359	¥30,403	¥(27,649)	¥2,902	¥50,015

	Billions of yen
	Year ended March 31, 2019
	Balance at beginning of year	Adjustment in beginning balance	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥52,381	¥—	¥24,988	¥(23,850)	¥(148)	¥53,371
Nomura Funds Research and Technologies Co., Ltd.	2,765	(2,765)	—	—	—	—
Nomura Corporate Research and Asset Management Inc.	2,684	—	902	(732)	157	3,011

Combined total	57,830	(2,765)	25,890	(24,582)	9	56,382
Shared across group companies	(7,815)	2,649	(1,187)	1,521	(176)	(5,008)

Total	¥50,015	¥(116)	¥24,703	¥(23,061)	¥(167)	¥51,374

Notes: Nomura Funds Research and Technologies Co., Ltd. was reclassified to Other segment as a result of our organizational structure change in April 2018.

Assets under management were ¥51.4 trillion as of March 31, 2019, a ¥7.0 trillion increase from March 31, 2017 (increased due to positive net inflows of ¥4.4 trillion and market appreciation of ¥2.6 trillion) and a ¥1.4 trillion increase from March 31, 2018 (increased due to positive net inflows of ¥1.6 trillion and market depreciation of ¥0.2 trillion). In our investment trust business, there was a continued inflow into equity funds such as ETFs.

The following table presents NAM’s share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2017, 2018 and 2019.

	March 31
	2017	2018	2019
Total of publicly offered investment trusts	26%	27%	28%
Stock investment trusts	23%	25%	26%
Bond investment trusts	44%	44%	45%

The investment trust assets included in assets under management by NAM were ¥35.6 trillion as of March 31, 2019, a ¥1.5 trillion, 4% increase from March 31, 2018. This increase is due to positive net inflows of ¥2.2 trillion and market depreciation of ¥0.7 trillion. The balances of investment trusts, such as TOPIX Exchange Traded Fund and Nikkei 225 Exchange Traded Fund increased.

The investment trust assets included in assets under management by NAM were ¥34.1 trillion as of March 31, 2018, a ¥4.8 trillion, 16% increase from March 31, 2017. This increase is due to positive net inflows of ¥3.3 trillion and market appreciation of ¥1.5 trillion. The balances of investment trusts, for example TOPIX Exchange Traded Fund and Nikkei 225 Exchange Traded Fund, and foreign stock investment trusts such as Nomura India Investment Fund increased.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2017	2018	2019
Non-interest revenue	¥564,877	¥587,474	¥496,484
Net interest revenue	174,379	127,859	58,904

Net revenue	739,256	715,333	555,388
Non-interest expenses	577,809	614,745	666,787

Income (loss) before income taxes	¥161,447	¥100,588	¥(111,399)

Net revenue decreased by 22% from ¥715,333 million for the year ended March 31, 2018 to ¥555,388 million for the year ended March 31, 2019. Fixed Income revenues decreased year on year due to lower performance mainly in rates products because of uncertain markets, also Equities revenues decreased due to lower client activities and Investment Banking revenues decreased year on year despite the contribution from M&A and ECM, such as acquisition of Shire Plc by Takeda Pharmaceutical Co. and IPO of Softbank Corp.

Net revenue increased by 3% from ¥739,256 million for the year ended March 31, 2017 to ¥715,333 million for the year ended March 31, 2018. Equities reported higher revenues because client activities recovered in the active market throughout the year despite losses recognized in connection with a specific margin loan and Investment Banking revenues increased due to an increase in large M&A transactions in Japan, while Fixed Income revenues decreased year on year mainly due to lower performance in rates products because of low volatility in the markets.

Non-interest expenses increased by 8% from ¥614,745 million for the year ended March 31, 2018 to ¥666,787 million for the year ended March 31, 2019, primarily due to goodwill impairment recognized on December 2018, and one-off expenses related to revision of business portfolio.

Non-interest expenses increased by 6% from ¥577,809 million for the year ended March 31, 2017 to ¥614,745 million for the year ended March 31, 2018, primarily due to commissions and floor brokerage expenses as a result of increased transaction volumes in Equities and an increase in compensation and benefit.

Income (loss) before income taxes were ¥161,447 million for the year ended March 31, 2017, ¥100,588 million for the year ended March 31, 2018 and ¥(111,399) million for the year ended March 31, 2019.

The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2017, 2018 and 2019.

	Millions of yen
	Year ended March 31
	2017	2018	2019
Wholesale net revenue:
Global Markets net revenue	¥634,210	¥603,197	¥453,044
Investment Banking net revenue	105,046	112,136	102,344

Net revenue	¥739,256	¥715,333	¥555,388

Nomura established Client Financing and Solutions (“CFS”) in April, 2018. In CFS, Global Markets and Investment Banking co-work and revenue generated from CFS is allocated to Global Markets and Investment Banking in a certain manner. Accordingly, we reclassified a part of net revenue which previously belonged to Global Markets to Investment Banking.

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

Net revenue decreased by 25% from ¥603,197 million for the year ended March 31, 2018 to ¥453,044 million for the year ended March 31, 2019. In our Fixed Income businesses, Net revenue decreased from ¥341,594 million for the year ended March 31, 2018 to ¥232,835 million for the year ended March 31, 2019 primarily due to lower performance mainly in rates products because of uncertain markets. In our Equities business, Net revenue decreased from ¥261,603 million for the year ended March 31, 2018 to ¥220,209 million for the year ended March 31, 2019 due to lower client activities under uncertain markets.

Net revenue decreased by 5% from ¥634,210 million for the year ended March 31, 2017 to ¥603,197 million for the year ended March 31, 2018. In our Fixed Income businesses, Net revenue decreased from ¥401,889 million for the year ended March 31, 2017 to ¥341,594 million for the year ended March 31, 2018 primarily due to lower performance in rates products as a result of lower client activity because of low volatility in the markets. In our Equities business, Net revenue increased from ¥232,321 million for the year ended March 31, 2017 to ¥261,603 million for the year ended March 31, 2018 despite losses recognized in connection with a specific margin loan. Our revenue increased year on year mainly due to clients activities recovered in the active stock market throughout the year.

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

Net revenue decreased by 9% from ¥112,136 million for the year ended March 31, 2018 to ¥102,344 million for the year ended March 31, 2019, despite the contribution from M&A and ECM, such as acquisition of Shire Plc by Takeda Pharmaceutical Co. and IPO of Softbank Corp on the back of successful collaboration across regions and divisions.

Net revenue increased by 7% from ¥105,046 million for the year ended March 31, 2017 to ¥112,136 million for the year ended March 31, 2018, primarily due to an increase in large M&A transactions in Japan despite losses recognized in connection with a specific margin loan.

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

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 22 “Segment and geographic information” in our consolidated financial statements included within this annual report.

Income (loss) before income taxes in Other operating results were ¥37,607 million for the year ended March 31, 2017, ¥56,365 million for the year ended March 31, 2018 and ¥(2,773) million for the year ended March 31, 2019.

Other operating results for the year ended March 31, 2019 include the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥183 million and losses from changes in counterparty credit spreads of ¥725 million.

Other operating results for the year ended March 31, 2018 include the positive impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥630 million and gains from changes in counterparty credit spreads of ¥6,846 million.

Other operating results for the year ended March 31, 2017 include the positive impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥16,574 million and gains from changes in counterparty credit spreads of ¥8,756 million.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 22 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate. For further discussion on statutory capital requirements, see Note 19 “Regulatory requirements” in our consolidated financial statements included in this annual report.

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

Cyber Security Incident

In June 2018, one of our foreign subsidiaries experienced a cyber incident that resulted in the unauthorized access to certain of its systems including client information. We may suffer financial loss through reputational damage, legal liability and enforcement actions against us, and expect to incur increased costs for our operations generally, resulting from and in connection with the remediation of this incident and to strengthen and enhance cyber security within other Nomura group companies.

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

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis were 5% as of March 31, 2019 as listed below:

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥6,932	¥8,313	¥627	¥—	¥15,872
Derivative assets	16	14,786	127	(14,077)	852
Total	¥6,948	¥23,099	¥754	¥(14,077)	¥16,724

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

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are determined based on quoted market prices or valuation models. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2018
	Assets	Liabilities
Listed derivatives	¥74	¥146
OTC derivatives	950	588

	¥1,024	¥734

	Billions of yen
	March 31, 2019
	Assets	Liabilities
Listed derivatives	¥103	¥241
OTC derivatives	749	574

	¥852	¥815

The following table presents the fair value of OTC derivative assets and liabilities as of March 31, 2019 by remaining contractual maturity.

	Billions of yen
	March 31, 2019
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥1,246	¥1,254	¥965	¥648	¥2,896	¥(6,260)	¥749
OTC derivative liabilities	1,370	1,123	779	607	2,531	(5,836)	574

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

For the year ended March 31, 2019, Nomura recognized impairment losses on goodwill of ¥81,372 million within the Wholesale segment. Nomura performed an impairment test based on recent Wholesale performance and changes in the operating environment, and impaired goodwill within the Wholesale segment. As a result, the balance of goodwill within the Wholesale segment as of March 31, 2019 was ¥nil. These impairment losses were recorded within Non-interest expense—Other in the consolidated statements of income. The fair values were determined based on a discounted cash flow method.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2019.

	Millions of yen
	March 31, 2019
	Funded	Unfunded	Total
Europe	¥12,223	¥96,388	¥108,611
Americas	10,926	191,343	202,269
Asia and Oceania	6,997	3,015	10,012

Total	¥30,146	¥290,746	¥320,892

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

For further discussion on Nomura’s involvement with variable interest entities, see Note 7 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements included in this annual report.

Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2019.

Millions of yen
March 31, 2019
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥20,008
Investments in subsidiaries and affiliates	25,243
Valuation of financial instruments	71,806
Accrued pension and severance costs	29,711
Other accrued expenses and provisions	44,803
Operating losses	369,286
Other	9,213

Gross deferred tax assets	570,070
Less—Valuation allowances	(444,916)

Total deferred tax assets	125,154

Deferred tax liabilities
Investments in subsidiaries and affiliates	133,936
Valuation of financial instruments	41,770
Undistributed earnings of foreign subsidiaries	2,039
Valuation of fixed assets	10,109
Other	6,843

Total deferred tax liabilities	194,697

Net deferred tax assets (liabilities)	¥(69,543)

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

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2019, our liquidity portfolio was ¥4,870.5 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2018 and 2019 and averages maintained for the years ended March 31, 2018 and 2019. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2018	March 31, 2018	Average for year ended March 31, 2019	March 31, 2019
Cash, cash equivalents and time deposits(1)	¥2,116.6	¥1,902.9	¥2,280.3	¥2,113.1
Government debt securities	2,393.8	2,354.7	2,553.0	2,424.6
Others(2)	237.1	370.8	301.1	332.8

Total liquidity portfolio	¥4,747.5	¥4,628.4	¥5,134.4	¥4,870.5

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2018 and 2019 and averages maintained for the years ended March 31, 2018 and 2019. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2018	March 31, 2018	Average for year ended March 31, 2019	March 31, 2019
Japanese Yen	¥1,498.8	¥1,309.6	¥1,696.8	¥1,570.7
U.S. Dollar	2,160.4	2,103.6	2,231.0	1,961.7
Euro	629.7	690.4	734.0	898.8
British Pound	308.4	379.9	325.2	265.7
Others(1)	150.2	144.9	147.4	173.6

Total liquidity portfolio	¥4,747.5	¥4,628.4	¥5,134.4	¥4,870.5

(1)	Includes other currencies such as the Australian dollar, the Canadian dollar and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 19 “Regulatory requirements” in our consolidated financial statements included within this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2018 and 2019.

	Billions of yen
	March 31, 2018	March 31, 2019
NHI and NSC(1)	¥901.3	¥1,142.9
Major broker-dealer subsidiaries	2,538.1	2,473.5
Bank subsidiaries(2)	719.4	799.4
Other affiliates	469.6	454.7

Total liquidity portfolio	¥4,628.4	¥4,870.5

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

2.    Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥2,268.1 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2019 was ¥7,138.6 billion, which represented 283.4% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2018	March 31, 2019
Net liquidity value of other unencumbered assets	¥2,167.9	¥2,268.1
Liquidity portfolio	4,628.4	4,870.5

Total	¥6,796.3	¥7,138.6

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

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 43.6% of total long-term debt outstanding as of March 31, 2019 from 43.3% as of March 31, 2018.

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

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2018 and 2019.

	Billions of yen
	March 31, 2018	March 31, 2019
Short-term bank borrowings	¥143.6	¥107.0
Other loans	176.2	231.4
Commercial paper	179.3	313.0
Deposits at banking entities	925.8	1,149.1
Certificates of deposit	11.1	11.1
Debt securities maturing within one year	671.0	707.2

Total short-term unsecured debt	¥2,107.0	¥2,518.8

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

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2018 and 2019.

	Billions of yen
	March 31, 2018	March 31, 2019
Long-term deposits at banking entities	¥214.5	¥232.5
Long-term bank borrowings	2,567.6	2,727.5
Other loans	118.6	87.9
Debt securities(1)	2,318.2	3,435.6

Total long-term unsecured debt	¥5,218.9	¥6,483.5

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

3.3    Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.0 years as of March 31, 2019. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 8.0 years as of March 31, 2019. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 6.0 years as of March 31, 2019.

3.4    Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “Collateralized transactions” in our consolidated financial statements.

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

As of March 31, 2019, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

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

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended March 31, 2019 was 198.4%, and Nomura was compliant with requirements of the above notices. As for the NSFR, it is not yet implemented in Japan.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the years ended March 2018 and 2019, we recorded net cash outflows from operating activities and investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2018 and 2019.

	Billions of yen
	Year Ended March 31
	2018	2019
Net cash used in operating activities	¥(445.7)	¥(361.2)
Net income (loss)	224.3	(94.7)
Trading assets and private equity investments	(239.3)	925.4
Trading liabilities	227.3	(143.1)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(453.2)	(3,274.9)
Securities borrowed, net of securities loaned	763.3	1,987.3
Other, net	(968.0)	238.8
Net cash used in investing activities	(56.2)	(112.5)
Net cash provided by financing activities	373.2	761.2
Long-term borrowings, net	350.0	516.7
Increase (decrease) in deposits received at banks, net	(13.3)	257.5
Other, net	36.5	(13.0)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(53.5)	44.7

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	(182.2)	332.3
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,537.1	2,354.9

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥2,354.9	¥2,687.1

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2019, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥332.3 billion to ¥2,687.1 billion. Net cash of ¥761.2 billion was provided by financing activities due to net cash inflows of ¥516.7 billion from Long-term borrowings. As part of trading activities, while there were net cash inflows of ¥782.2 billion due to a decrease in Trading assets and Private equity investments in combination with cash outflows due to a decrease in Trading liabilities, they were offset by net cash outflows of ¥1,287.5 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥361.2 billion was used in operating activities.

For the year ended March 31, 2018, our cash, cash equivalents, restricted cash and restricted cash equivalents decreased by ¥182.2 billion to ¥2,354.9 billion. Net cash of ¥373.2 billion was provided by financing activities due to net cash inflows of ¥350.0 billion from Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥12.0 billion from cash outflows due to an increase in Trading assets and Private equity investments in combination with cash inflows due to an increase in Trading liabilities, they were offset by ¥310.1 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase and Securities borrowed, net of Securities loaned. As a result, net cash of ¥445.7 billion was used in operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2019, were ¥40,969.4 billion, an increase of ¥625.5 billion compared with ¥40,343.9 billion as of March 31, 2018, reflecting primarily an increase in Securities purchased under agreements to resell. Total liabilities as of March 31, 2019, were ¥38,288.6 billion, an increase of ¥744.5 billion compared with ¥37,544.1 billion as of March 31, 2018, reflecting primarily an increase in Long-term borrowings. NHI shareholders’ equity as of March 31, 2019 was ¥2,631.1 billion, a decrease of ¥118.3 billion compared with ¥2,749.3 billion as of March 31, 2018, primarily due to an decrease in Retained earnings.

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

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2018 and 2019.

	Billions of yen, except ratios
	March 31
	2018	2019
NHI shareholders’ equity	¥2,749.3	¥2,631.1
Total assets	40,343.9	40,969.4
Adjusted assets(1)	24,106.2	23,662.5
Leverage ratio(2)	14.7 x	15.6 x
Adjusted leverage ratio(3)	8.8 x	9.0 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2018	2019
Total assets	¥40,343.9	¥40,969.4
Less:
Securities purchased under agreements to resell	9,853.9	13,194.5
Securities borrowed	6,383.8	4,112.4

Adjusted assets	¥24,106.2	¥23,662.5

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 1.6% reflecting primarily an increase in Securities purchased under agreements to resell. Total NHI shareholders’ equity decreased by 4.3% reflecting primarily a decrease in Retained earnings. As a result, our leverage ratio increased from 14.7 times as of March 31, 2018 to 15.6 times as of March 31, 2019.

Adjusted assets decreased primarily due to a decrease in Trading assets. As a result, our adjusted leverage ratio was 8.8 times as of March 31, 2018 and 9.0 times as of March 31, 2019.

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

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥3 per share to shareholders of record as of September 30, 2018 and have decided to pay a dividend of ¥3 per share to shareholders of record as of March 31, 2019. As a result, the total annual dividend will be ¥6 per share.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2014	¥—	¥8.00	¥—	¥9.00	¥17.00
2015	—	6.00	—	13.00	19.00
2016	—	10.00	—	3.00	13.00
2017	—	9.00	—	11.00	20.00
2018	—	9.00	—	11.00	20.00
2019	—	3.00	—	3.00	6.00

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2019, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 17.11%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 18.28% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 18.60% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2019 is 7.61% for the common equity Tier 1 capital ratio, 9.11% for the Tier 1 capital ratio and 11.11% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2018 and March 31, 2019.

	Billions of yen, except ratios
	March 31
	2018	2019
Common equity Tier 1 capital	¥2,500.0	¥2,439.7
Tier 1 capital	2,666.4	2,605.9
Total capital	2,732.5	2,651.9
Risk-Weighted Assets
Credit risk-weighted assets	7,736.3	7,527.4
Market risk equivalent assets	4,748.3	4,211.1
Operational risk equivalent assets	2,637.7	2,513.1

Total risk-weighted assets	¥15,122.3	¥14,251.6

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	16.53%	17.11%
Tier 1 capital ratio	17.63%	18.28%
Consolidated capital adequacy ratio	18.06%	18.60%

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

Consolidated Leverage Ratio Requirements

In March 2015, the FSA set out the publication of “Consolidated Leverage Ratio prescribed by Commissioner of Financial Services Agency in accordance with Article 3, paragraph 1 of Pillar 3 Notice” (2015 FSA Regulatory Notice No. 11), as well as amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, through the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), as well as amendments to revising “Notice on Pillar 3 Disclosure”. We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notices. And we have started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. Management receives and reviews this consolidated leverage ratio on a regular basis. As of March 31 2019, our consolidated leverage ratio was 5.03%.

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

In November 2015, the FSB issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese G-SIBs and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese G-SIBs and Nomura (“TLAC Covered SIBs”) would be subject to the TLAC requirements in Japan. On March 2019, the FSA published the notices and revised the guidelines of TLAC regulations. Although Nomura is not identified as a G-SIB as of the date of this annual report, the TLAC Covered SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024.

Furthermore, according to the FSA’s revised policy published in April 2018, which is subject to change based on future international discussions, the preferred resolution strategy for the TLAC Covered SIBs is Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the top of a group by a single national resolution authority (i.e. the FSA), although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant the TLAC Covered SIBs in crisis.

To implement this SPE resolution strategy effectively, the FSA requires holding companies of the TLAC Covered SIBs (“Domestic Resolution Entities”) to (i) meet the minimum external TLAC requirements and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having loss-absorbing and recapitalization capacity, or Internal TLAC.

In addition, the TLAC Covered SIBs’ Domestic Resolution Entities will be allowed to count the amount equivalent to 2.5% of their consolidated risk-weighted assets from the implementation date of the TLAC requirements in Japan (March 31, 2021 for Nomura) and 3.5% of their consolidated risk-weighted assets from 3 years after the implementation date (March 31, 2024 for Nomura) as our external TLAC, considering the Japanese Deposit Insurance Fund Reserves.

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

As of May 31, 2019, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A-
Moody’s Investors Service	—	Baa1
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-1	A
Moody’s Investors Service	P-2	A3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as S&P Global Ratings, Moody’s Investors Service, and Fitch Ratings for unsecured funding and other financing purposes and also for our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of eleven categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

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

For further information about transactions with VIEs, see Note 7 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

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

•

As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs.

Commitments to invest in partnerships:

•	We have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Note 9 “Leases” in our consolidated financial statements contains further detail on our operating leases and capital leases. Note 11 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 21 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

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

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2019.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥5,764	¥11	¥335	¥5,417	¥1
Long-term borrowings(1)	7,891,271	801,209	1,661,322	1,333,816	4,094,924
Contractual interest payments(2)	872,708	124,898	189,528	144,279	414,003
Operating lease commitments	106,553	16,207	22,309	15,324	52,713
Capital lease commitments(3)	42,197	3,862	7,898	7,600	22,837
Purchase obligations(4)	69,003	21,985	34,310	12,708	—
Commitments to extend credit(5)	2,694,368	1,737,305	97,933	225,151	633,979
Commitments to invest	14,413	865	2	362	13,184

Total	¥11,696,277	¥2,706,342	¥2,013,637	¥1,744,657	¥5,231,641

(1)

The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2019.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)

The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

(5)	Contingent liquidity facilities to central clearing counterparties are included.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,071 billion for reverse repurchase agreements and ¥719 billion for repurchase agreements as of March 31, 2019.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Directors

The following table provides information about Directors of the Company as of June 25, 2019.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Nobuyuki Koga (Aug. 22, 1950)

Director

Chairman of the Board of Directors

Member of the Nomination Committee

Member of the Compensation Committee

Director of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Co., Ltd.

		Apr. 1974	Joined the Company
		Jun. 1995	Director of the Company
		Apr. 1999	Managing Director of the Company
		Jun. 2000	Director and Deputy President of the Company
		Oct. 2001	Director and Deputy President of the Company Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2003	Director and President of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2003	Director, President & CEO of the Company Director and Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2008	Director and Representative Executive Officer of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2011	Director and Chairman of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2017	Director and Chairman of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

Koji Nagai (Jan. 25, 1959)	Director, Representative Executive Officer, President and Group CEO Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Shoichi Nagamatsu (Jul. 6, 1958)	Director, Representative Executive Officer and Deputy President	Apr. 1982	Joined the Company
		Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Executive Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Jun. 2010	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2012	Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2013	Executive Managing Director and Chief of Staff of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Executive Managing Director and Chief of Staff of the Company Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2017	Representative Executive Officer, Deputy President and Chief of Staff of the Company Director of Nomura Securities Co., Ltd.
		Apr. 2018	Representative Executive Officer and Deputy President of the Company Director of Nomura Securities Co., Ltd.
		Jun. 2018	Director, Representative Executive Officer and Deputy President of the Company Director of Nomura Securities Co., Ltd.
		Apr. 2019	Director, Representative Executive Officer and Deputy President of the Company (Current)

Hisato Miyashita (Dec. 26, 1958)	Director Member of the Audit Committee (full-time) Statutory Auditor of Nomura Financial Products & Services, Inc.	Jul. 1987	Joined the Company
		Jun. 1993	Joined Union Bank of Switzerland (currently, UBS)
		Aug. 1996	Joined Bankers Trust Asia Securities Ltd.
		Apr. 1998	Joined Credit Suisse First Boston Securities (Japan) Limited
		Dec. 1999	Joined Nikko Citigroup Limited (currently, Citigroup Global Markets Japan Inc.)
		Mar. 2005	Executive Officer of Nikko Citigroup Limited, Internal Control Supervisory Manager
		Jul. 2009	Managing Director of Group Compliance Department of the Company
		Apr. 2012	Senior Managing Director of the Company, Head of Wholesale Compliance

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jun. 2012	Senior Managing Director of the Company, Group Compliance Head Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company, Group Compliance Head Representative Executive Officer of Nomura Securities Co., Ltd., Internal Control Supervisory Manager
		Apr. 2015	Senior Managing Director of the Company, Deputy Chief of Staff and Group Compliance Head Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd., Internal Control Supervisory Manager
		Apr. 2016	Advisor of the Company
		Jun. 2016	Director of the Company (Current)

Hiroshi Kimura (Apr. 23, 1953)	Outside Director Chairman of the Nomination Committee Chairman of the Compensation Committee Honorary Company Fellow of Japan Tobacco Inc. Outside Director of IHI Corporation	Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.) (“JT”)
		Jun. 1999	Director of JT
		Jun. 2001	Resigned as Director of JT
		Jun. 2005	Director of JT
		Jun. 2006	President and CEO and Representative Director of JT
		Jun. 2012	Chairman of the Board of JT
		Jun. 2014	Special Advisor of JT
		Jun. 2015	Outside Director of the Company (Current)
		Jul. 2016	Advisor of JT
		Mar. 2018	Honorary Company Fellow of JT (Current)

Kazuhiko Ishimura (Sep. 18, 1954)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Director & Chairman of AGC Inc. Outside Director of TDK Corporation Outside Director of IHI Corporation	Apr. 1979	Joined Asahi Glass Co., Ltd. (currently, AGC Inc.) (“AGC”)
		Jan. 2006	Executive Officer and GM of Kansai Plant of AGC
		Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of AGC
		Mar. 2008	Representative Director and President & COO of AGC
		Jan. 2010	Representative Director and President & CEO of AGC
		Jan. 2015	Representative Director & Chairman of AGC

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jan. 2018	Director & Chairman of AGC (Current)
		Jun. 2018	Outside Director of the Company (Current)

Noriaki Shimazaki (Aug. 19, 1946)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Outside Director of Loginet Japan Co., Ltd.	Apr. 1969	Joined Sumitomo Corporation
		Jun. 1998	Director of Sumitomo Corporation
		Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
		Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
		Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
		Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
		Jan. 2009	Trustee of the IASC (currently, IFRS Foundation)
		Jul. 2009	Special Advisor of Sumitomo Corporation
		Jun. 2011	Director of the Financial Accounting Standards Foundation Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
		Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office (Current) Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2016	Outside Director of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

Mari Sono (Feb. 20, 1952)	Outside Director Member of the Audit Committee	Oct. 1976	Joined NISSHIN Audit Corporation(*)
		Mar. 1979	Registered as Certified Public Accountant
		Nov. 1988	Partner of CENTURY Audit Corporation(*)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance
		Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
		Dec. 1994	Senior Partner, CENTURY Audit Corporation(*)
		Oct. 2002	Member of Secretariat of the Information Disclosure, Cabinet Office (currently, Secretariat of the Information Disclosure and Personal Information Protection Review Board, Ministry of Internal Affairs and Communications)
		Apr. 2005	External Comprehensive Auditor, Tokyo
		Jul. 2008	Senior Partner of Ernst & Young ShinNihon LLC
		Aug. 2012	Retired Ernst & Young ShinNihon LLC
		Dec. 2013	Commissioner of the Securities and Exchange Surveillance Commission
		Jun. 2017	Outside Director of the Company (Current)
* Each of the corporation is currently Ernst & Young ShinNihon LLC

Michael Lim Choo San (Sep. 10, 1946)	Outside Director Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd.	Aug. 1972	Joined Price Waterhouse, Singapore
		Jan. 1992	Managing Partner of Price Waterhouse, Singapore
		Oct. 1998	Member of the Singapore Public Service Commission (Current)
		Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
		Sep. 2002	Chairman of the Land Transport Authority of Singapore
		Sep. 2004	Independent Director of Olam International Limited
		Jun. 2011	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Nov. 2011	Chairman of the Accounting Standards Council, Singapore
		Apr. 2013	Chairman of the Singapore Accountancy Commission
		Sep. 2016	Non-Executive Chairman of Fullerton Healthcare Corporation Limited (Current)

Laura Simone Unger (Jan. 8, 1961)	Outside Director Independent Director of CIT Group Inc. Independent Director of Navient Corporation Independent Director of Nomura Securities International, Inc.	Jan. 1988	Enforcement Attorney of U.S. Securities and Exchange Commission (SEC)
		Oct. 1990	Counsel of U.S. Senate Committee on Banking, Housing, and Urban Affairs
		Nov. 1997	Commissioner of SEC
		Feb. 2001	Acting Chairperson of SEC
		Jul. 2002	Regulatory Expert of CNBC
		May 2003	Independent Consultant of JPMorgan Chase & Co.
		Aug. 2004	Independent Director of CA Inc.
		Jan. 2010	Special Advisor of Promontory Financial Group
		Dec. 2010	Independent Director of CIT Group Inc. (Current)
		Nov. 2014	Independent Director of Navient Corporation (Current)
		Jun. 2018	Outside Director of the Company (Current)

Among the Directors listed above, Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Michael Lim Choo San and Laura Simone Unger satisfy the requirements for an “Outside Director” under the Companies Act.

Executive Officers

The following table provides information about the Company’s Executive Officers as of June 25, 2019.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Shoichi Nagamatsu (Jul. 6, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Kentaro Okuda (Nov. 7, 1963)	Executive Managing Director and Deputy President Group Co-COO	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Managing Director, and Group Co-COO and Head of Americas (based in New York) of the Company Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Managing Director and Deputy President, Group Co-COO of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Toshio Morita (Apr. 17, 1961)	Executive Managing Director Group Co-COO Representative Director and President of Nomura Securities Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Corporate Managing Director of the Company
		Apr. 2012	Senior Corporate Managing Director of the Company
Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Executive Managing Director of the Company
Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2015	Executive Managing Director of the Company
Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2017	Executive Managing Director of the Company
Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Managing Director and Group Co-COO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Managing Director and Group Co-COO of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

Junko Nakagawa (Jul. 26, 1965)	Executive Managing Director Head of Asset Management Representative Director, President and CEO of Nomura Asset Management Co., Ltd.	Apr. 1988	Joined the Company
		Mar. 2004	Retired Nomura Securities Co., Ltd.
		Jan. 2008	Joined Nomura Healthcare Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2008	Representative Director and President of Nomura Healthcare Co., Ltd.
		Jun. 2010	Director of Nomura Healthcare Co., Ltd. Rejoined Nomura Securities Co., Ltd.
		Apr. 2011	Executive Managing Director and Chief Financial Officer of the Company Executive Managing Director and Financial Officer of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company
		Apr. 2016	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2017	Executive Managing Director and Executive Vice President of Nomura Asset Management Co., Ltd.
		Apr. 2019	Executive Managing Director and Head of Asset Management of the Company (Current) Representative Director, President and CEO of Nomura Asset Management Co., Ltd. (Current)

Yuji Nakata (Jun. 6, 1959)	Executive Managing Director Chief Risk Officer Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1983	Joined the Company
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
		Apr. 2008	Executive Managing Director of the Company
		Oct. 2008	Senior Managing Director of the Company
		Nov. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2014	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2016	Executive Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Executive Managing Director, Head of Group Entity Structure and Co-CRO of the Company Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Managing Director, Head of Group Entity Structure and Co-CRO of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		May. 2019	Executive Managing Director and Chief Risk Officer of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Tomoyuki Teraguchi (Aug. 4, 1962)	Executive Managing Director Chief Compliance Officer Representative Director and Executive Vice President of Nomura Securities Co., Ltd.	Apr. 1986	Joined the Company
		Apr. 2009	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Representative Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Managing Director and Chief Compliance Officer of the Company (Current) Representative Director and Executive Vice President of Nomura Securities Co., Ltd. (Current)

Takumi Kitamura (Nov. 26, 1966)	Executive Managing Director Chief Financial Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
		Apr. 2016	Executive Managing Director and Chief Financial Officer of the Company Executive Managing Director and Financial Officer of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2019	Executive Managing Director and Chief Financial Officer of the Company (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

B. Compensation of Statutory Officers

Nomura’s compensation program for statutory officers is outlined as following.

1.    Compensation program

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

(2) Nomura’s compensation framework

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

(3) Determination process for fixed and variable compensations

Fixed and variable compensations are determined based on various aspects such as internal and market-based peer comparisons, local and regional labor market standards and practices, besides some KPIs listed below sections. The total compensation amount determined here makes the percentage of variable compensation which is linked to organizational and individual performance.

(a) Fixed compensation

Fixed compensation is primarily consisted of base salary and other allowances.

Base salary is determined by reflecting individual role, responsibility, knowledge, skills, competencies, experience, etc. Other allowances are determined by reflecting the local labor market standards and practices.

(b) Variable compensation

Variable compensation is consisted of cash bonuses and deferred compensation, which are performance-linked compensations.

In determining performance-linked compensation, following indicators are referred: Income before income taxes, Net income attributable to NHI shareholders (Diluted), Cash dividends, and share prices. In addition to referring these financial indicators, the total compensation is determined by comprehensively considering individual responsibility and performance, as well as trends of global competitors and industry-wide compensation movements.

(b -1) Cash Bonuses

A proportion of variable compensation is delivered in the form of a cash payment following the end of the fiscal year. Individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements are adhered to when deciding on proportions of cash bonuses.

(b -2) Deferred Compensation

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

Type of award		Key features
Restricted Stock Unit (“RSU”) awards	•	Settled in the Company’s common stock.
	•	Graded vesting period generally over three years.
	•	Extended vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform in Nomura.
	•	New type of award introduced in 2018 as the primary type of deferred compensation award in Nomura. Granted in May 2018 in respect of the prior fiscal year.
Notional Stock Unit (“NSU”) awards	•	Linked to the price of Company’s common stock and cash-settled.
•

Graded vesting period generally over three years. Extended vesting period of up to seven years for certain senior management and employees based on the role they perform in Nomura in order to meet local regulatory requirements.

	•	Used in countries where equity-settled RSU awards are less favorably treated from a tax or other perspective.
	•	Following the introduction of RSU awards, NSU awards are less commonly used in Nomura.
	•	Granted in May each year in respect of the prior fiscal year and also quarterly to new employees as a recruitment incentive to replace awards forfeited from prior employers.
Stock Acquisition Right (“SAR”) Plan A awards	•	Exercisable into 100 of the Company’s common stock.
	•	Exercise price not less than the fair value of the Company’s common stock on grant date.
	•	Cliff vesting period of two years.
	•	Expire approximately seven years after grant date.
	•	Not subject to claw back.
	•	Granted in November each year in respect of various performance periods.

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

(b -3) Consistency with risk management and linkage to performance

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

2.    Compensation for Directors and Executive Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, a Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with our applicable compensation policy.

2-1.    Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2019
		Basic Compensation(2)(3)	Bonus	Deferred Compensation(4)	Total
Directors	10	¥251	¥—	¥42	¥293
(Outside Directors included in above)	(8)	(127)	( —)	( —)	(127)
Executive Officers	8	607	—	466	1,073

Total	18	¥858	¥—	¥508	¥1,366

(1)

The number of people includes 2 Directors who retired in June 2018. There were 8 Directors and 8 Executive Officers as of March 31, 2019. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

(2)	Basic compensation of ¥858 million includes other compensation (such as commuter pass allowances) of ¥1.12 million.

(3)	In addition to basic compensation of Executive Officers, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
(4)

Deferred compensation (such as RSU, SAR Plan A and B) granted during and prior to the fiscal year ended March 31, 2019 is recognized as expense in the financial statements for the fiscal year ended March 31, 2019.

(5)	Subsidiaries of the Company paid ¥49 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2019.
(6)	The Company abolished retirement bonuses to Directors in 2001.

2-2.    Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation(1)
Name	Company	Category	Base Salary	Equity Compensation (RSUs)	Total	Cash Bonus	Deferred Compensation (RSUs, etc.)	Total	Total
Koji Nagai(2)	Nomura	Director, Representative Executive Officer (Group CEO)	¥102	¥17	¥119	¥—	¥—	¥—	¥119
(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2019.
(2)	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

2-3.    Status of indicators referred in determining performance-linked compensation

Performance-linked compensation has been determined based on the mechanism described in above sections and certain indicators. Changes of the indicators between actuals of previous fiscal year and current year are referred in determining the performance-linked compensation as well as other qualitative information, compensation trends among competitors and industry.

Please refer to Item 3.A. “Selected Financial Data” for the actual values of the referring indicators.

3.    Compensation governance and control

The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that the Nomura Group’s compensation framework supports our business strategy.

The Compensation Committee was held 4 times during the fiscal year to review and determine policies, framework, and individual compensation of directors and executive officers. To ensure effective discussion and determination at the Compensation Committee, executive officers are invited. Regarding the members of the Compensation Committee, please refer to Item 6.A. “Directors and Senior Management”.

The Compensation Committee’s activities during the fiscal year are following, revision of Nomura’s deferred compensation framework and variable compensation were discussed and determined on April 26, 2018. In addition, on June 22, 2018, after the appointment of directors at the annual shareholder meeting, the Compensation Committee reviewed and confirmed our compensation policy and determined fixed compensation for new directors. On August 20, 2018, the Company held a Joint Committee of Nomination and Compensation in order to discuss a succession plan for Group CEO and revision of the institutional design of major subsidiaries. On March 29, 2019, the fixed remuneration was determined for newly appointed executive officers as of April 1.

Stock Acquisition Rights (“SARs”)

The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2019.

	March 31, 2019
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.45	June 5, 2012	217,100	From April 20, 2014 to April 19, 2019	¥1	¥0
Stock Acquisition Rights No.46	June 5, 2012	708,800	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.47	June 5, 2012	586,900	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.48	June 5, 2012	845,800	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.49	June 5, 2012	84,600	From October 20, 2015 to April 19, 2021	1	0
Stock Acquisition Rights No.50	June 5, 2012	116,200	From October 20, 2016 to April 19, 2022	1	0
Stock Acquisition Rights No.51	November 13, 2012	996,500	From November 13, 2014 to November 12, 2019	298	0
Stock Acquisition Rights No.52	June 5, 2013	140,500	From April 20, 2014 to April 19, 2019	1	0
Stock Acquisition Rights No.53	June 5, 2013	563,400	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.54	June 5, 2013	726,800	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.55	November 19, 2013	2,681,200	From November 19, 2015 to November 18, 2020	821	0
Stock Acquisition Rights No.56	June 5, 2014	745,500	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.57	June 5, 2014	1,026,600	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.58	June 5, 2014	1,723,200	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.59	June 5, 2014	433,600	From March 31, 2015 to March 30, 2020	1	0
Stock Acquisition Rights No.60	June 5, 2014	594,200	From March 31, 2016 to March 30, 2021	1	0
Stock Acquisition Rights No.61	June 5, 2014	2,159,600	From March 31, 2017 to March 30, 2022	1	0
Stock Acquisition Rights No.62	November 18, 2014	2,675,700	From November 18, 2016 to November 17, 2021	738	0
Stock Acquisition Rights No.63	June 5, 2015	889,700	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.64	June 5, 2015	1,534,100	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.65	June 5, 2015	2,496,200	From April 20, 2018 to April 19, 2023	1	0

	March 31, 2019
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.68	November 18, 2015	2,568,800	From November 18, 2017 to November 17, 2022	802	0
Stock Acquisition Rights No.69	June 7, 2016	1,524,600	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.70	June 7, 2016	2,601,700	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.71	June 7, 2016	5,597,600	From April 20, 2019 to April 19, 2024	1	0
Stock Acquisition Rights No.72	June 7, 2016	481,700	From October 30, 2016 to October 29, 2021	1	0
Stock Acquisition Rights No.73	June 7, 2016	105,400	From April 30, 2017 to April 29, 2022	1	0
Stock Acquisition Rights No.74	November 11, 2016	2,536,400	From November 11, 2018 to November 10, 2023	593	0
Stock Acquisition Rights No.75	June 9, 2017	2,089,800	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.76	June 9, 2017	4,395,300	From April 20, 2019 to April 19, 2024	1	0
Stock Acquisition Rights No.77	June 9, 2017	4,508,800	From April 20, 2020 to April 19, 2025	1	0
Stock Acquisition Rights No.78	June 9, 2017	853,800	From April 20, 2021 to April 19, 2026	1	0
Stock Acquisition Rights No.79	June 9, 2017	851,300	From April 20, 2022 to April 19, 2027	1	0
Stock Acquisition Rights No.80	June 9, 2017	136,200	From April 20, 2023 to April 19, 2028	1	0
Stock Acquisition Rights No.81	June 9, 2017	136,200	From April 20, 2024 to April 19, 2029	1	0
Stock Acquisition Rights No.82	June 9, 2017	453,800	From October 30, 2017 to October 29, 2022	1	0
Stock Acquisition Rights No.83	June 9, 2017	63,900	From April 30, 2018 to April 29, 2023	1	0
Stock Acquisition Rights No.84	November 17, 2017	2,525,500	From November 17, 2019 to November 16, 2024	684	0
Stock Acquisition Rights No.85	November 20, 2018	2,555,200	From November 20, 2020 to November 19, 2025	573	0
(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

SARs Held by Directors and Executive Officers of Nomura

The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2019.

	March 31, 2019
		Numbers of Holders
Series of SARs	Number of Shares under SARs	Directors and Executive Officers (excluding Outside Directors)
Stock Acquisition Rights No.46	4,900	2
Stock Acquisition Rights No.47	17,200	4
Stock Acquisition Rights No.48	22,800	5
Stock Acquisition Rights No.53	24,100	3
Stock Acquisition Rights No.54	24,000	3
Stock Acquisition Rights No.56	17,300	2
Stock Acquisition Rights No.57	34,800	3
Stock Acquisition Rights No.58	76,000	4
Stock Acquisition Rights No.59	20,600	3
Stock Acquisition Rights No.60	20,600	3
Stock Acquisition Rights No.61	62,600	4
Stock Acquisition Rights No.63	39,100	4
Stock Acquisition Rights No.64	75,600	5
Stock Acquisition Rights No.65	75,400	5
Stock Acquisition Rights No.69	116,300	6
Stock Acquisition Rights No.70	115,800	6
Stock Acquisition Rights No.71	169,600	9
Stock Acquisition Rights No.75	118,000	6
Stock Acquisition Rights No.76	135,200	7
Stock Acquisition Rights No.77	134,900	7

Pension, Retirement or Similar Benefits

See Note 13 “Employee benefit plans” in our consolidated financial statements included in this annual report.

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

Board of Directors

The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed twenty. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met ten times during the fiscal year ended March 31, 2019. As a group, the Directors attended 100% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Nomination Committee

The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met six times during the fiscal year ended March 31, 2019. As a group, the member Directors attended all of the meetings of the Nomination Committee during the year. As of June 25, 2019, the members of the Nomination Committee are Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Hiroshi Kimura and Kazuhiko Ishimura. Hiroshi Kimura is the Chairman of this Committee.

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

The Audit Committee met seventeen times during the fiscal year ended March 31, 2019. As a group, the member Directors attended all of the meetings of the Audit Committee during the year. As of June 25, 2019, the members of the Audit Committee are Hisato Miyashita (a full-time member of the Audit Committee) and Outside Directors, Noriaki Shimazaki and Mari Sono. Noriaki Shimazaki is the Chairman of this Committee.

Compensation Committee

The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met four times during the fiscal year ended March 31, 2019. As a group, the member Directors attended all of the meetings of the Compensation Committee during the year. As of June 25, 2019, the members of the Compensation Committee are Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Hiroshi Kimura and Kazuhiko Ishimura. Hiroshi Kimura is the Chairman of this Committee.

Limitation of Director Liability

In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 427, Paragraph 1 of the Companies Act, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liability to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (“Limitation of Liability Agreements”) with each of the following Directors: Hisato Miyashita, Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Michael Lim Choo San and Laura Simone Unger. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

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

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	March 31,
	2017	2018	2019
Japan	16,227	15,819	15,852
Europe	3,026	3,057	2,909
Americas	2,314	2,362	2,357
Asia and Oceania	6,619	6,810	6,746

Total	28,186	28,048	27,864

As of March 31, 2019, we had 15,852 employees in Japan, including 9,524 in our Retail Division, 1,616 in our Wholesale Division and 829 in our Asset Management Division. In overseas, we had 12,012 employees, of which 2,909 were located in Europe, 2,357 in the Americas, and 6,746 in Asia and Oceania.

As of March 31, 2019, 9,199 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.

We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2019. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Nobuyuki Koga	313,165
Koji Nagai	438,073
Shoichi Nagamatsu	211,545
Hisato Miyashita	84,200
Hiroshi Kimura	—
Kazuhiko Ishimura	—
Noriaki Shimazaki	11,656
Mari Sono	—
Michael Lim Choo San	—
Laura Simone Unger	(1,000ADR	)(1)

Total	1,058,639

(1)	ADRs are not included in the total.

Executive Officers

Name	Number of Shareholdings
Koji Nagai	See above
Shoichi Nagamatsu	See above
Kentaro Okuda	83,180
Toshio Morita	241,249
Junko Nakagawa	18,981
Yuji Nakata	81,191
Tomoyuki Teraguchi	82,010
Takumi Kitamura	30,132

Total	536,743

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “Compensation” of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

According to a statement on Schedule 13G (Amendment No.4) filed by BlackRock, Inc. with the SEC on February 6, 2019, BlackRock, Inc. owned 213,734,270 shares, representing 6.10% of the issued shares of the Company’s common stock. However the Company has not confirmed the status of these shareholdings as of March 31, 2019.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2019, there were 257 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 382,249,042 shares of the Company’s common stock, representing 10.9% of Nomura’s then outstanding common stock. As of March 31, 2019, there were 29,311,158 ADSs outstanding, representing 29,311,158 shares of the Company’s common stock or 0.8% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

We held 39.3% of NRI’s outstanding share capital as of March 31, 2019.

For the year ended March 31, 2019, we purchased ¥13,515 million worth of software and computer equipment and paid ¥40,965 million for other services to NRI, while received ¥494 million from NRI.

Nomura has decided to tender part of its holdings of ordinary shares in NRI through a self-tender offer approved by the board of directors of NRI on June 18, 2019. The number of shares to be tendered is 101,910,700 at an offer price of ¥1,570 per share (reflecting stock split by NRI effective on July 1, 2019). NRI is expected to remain an equity-method affiliate of NHI after the completion of this tender offer.

See also Note 20 “Affiliated companies and other equity-method investees” in the consolidated financial statements included in this annual report.

Directors

There were no significant transactions.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal Proceedings

For a discussion of our litigation and related matters, see Note 21 “Commitments, contingencies and guarantees” in the consolidated financial statements included in this annual report.

Dividend Policy

For our dividend policy, see Item 5.B “Liquidity and Capital Resources—Capital Management—Dividends” in this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2019.

Item 9. The Offer and Listing

A. Offer and Listing Details.

See Item 9. C. “The Offer and Listing—Markets”.

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for the Company’s common stock is the Tokyo Stock Exchange. The Company’s common stock has been listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange since 1961. The trading symbol on those trading markets is “8604”.

Since December 2001, the Company’s common stock has been listed on the New York Stock Exchange in the form of ADSs evidenced by ADRs. Each ADS represents one share of common stock. The trading symbol is “NMR”. The Company’s common stock has been listed on the Singapore Stock Exchange since 1994. The trading symbol is “N33”.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Register, Objects and Purposes in the Company’s Articles of Incorporation

Nomura Holdings, Inc. is incorporated in Japan and is registered in the Commercial Register (Shogyo Tokibo in Japanese) maintained by the Tokyo Legal Affairs Bureau.

Article 2 of the Company’s Articles of Incorporation, which is an exhibit to this annual report, states that the Company’s purpose is, by means of holding shares, to control and manage the business activities of domestic companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following businesses:

(1)	Financial instruments business prescribed in the Financial Instruments and Exchange Law;

(2)	Banking business prescribed in the Banking Law and trust business prescribed in the Trust Business Law; and

(3)	Any other financial services and any business incidental or related to such financial services.

(4)

Other than as prescribed in the items above, any other business ancillary or related to survey and research in connection with the economy, financial or capital markets, or infrastructure or undertaking the outsourcing thereof.

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

As a Company with Three Board Committees, the compensation of the Company’s Directors and Executive Officers is determined by the Compensation Committee (see Item 6.C. “Board Practices-Information Concerning Directors-Compensation Committee” in this annual report). The Compensation Committee establishes the policy with respect to the determination of the individual compensation (including variable compensation) of each of the Company’s Directors and Executive Officers and makes determinations in accordance with that compensation policy.

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

Pursuant to the Companies Act and the Company’s Articles of Incorporation, the Company may, by a resolution adopted by the Company’s Board of Directors, release the liabilities of any Directors or Executive Officers to the Company for damages suffered by the Company due to their acts taken in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. In addition, the Company may execute with Directors (excluding a person who serves as an executive director, etc.) agreements that limit their liabilities to the Company for damages suffered by the Company if they acted in good faith and without gross negligence, to the extent permitted by the Companies Act and the Company’s Articles of Incorporation. See Item 6.C. “Board Practices-Limitation of Director Liability” in this annual report.

Other Matters

For disclosures under the following items, see “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934” which is an exhibit to this annual report: Item 10.B.3, B.4, B.5, B.6, B.7, B.8, B.9 and B.10.

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

Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain. Under the Japan-U.S. Tax Treaty, the withholding tax rate on dividends is 10% for portfolio investors, provided that they do not have a permanent establishment in Japan, or if there is a permanent establishment, the shares with respect to which such dividends are paid are not effectively connected with such permanent establishment, and that they are qualified U.S. residents eligible to enjoy treaty benefits. It shall be noted that, under the Japan-U.S. Tax Treaty, withholding tax on dividends to be paid is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds (please refer to Article 10(3)(b) of the Japan-U.S. Tax Treaty). In addition to the Japan-U.S. Tax Treaty, Japan currently has income tax treaties with, among others, the U.K., France, Australia, the Netherlands, Switzerland, Sweden and Belgium whereby the withholding tax rate on dividends is also reduced from 15% to 10% for portfolio investors.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, the Company will file with the Securities and Exchange Commission annual reports on Form 20-F within four months of the Company’s fiscal year-end and other reports and information on Form 6-K. You can access the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the SEC’s website (http://www.sec.gov).

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

Global Risk Management Committee (“GRMC”)

Upon delegation from the GIRMC, the GRMC deliberates on or determines, based on strategic risk allocation and risk appetite determined by the GIRMC, important matters concerning market, credit, operational risk or reputational risk management of Nomura in order to assure the sound and effective management of Nomura’s businesses. The GRMC reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman. (Please note that Global Risk Management Committee has been abolished on June 24th 2019 after Risk Management Governance review and its function is replaced to CRO, GIRMC or GPC respectively.)

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

Global Risk Analytics Committee (“GRAC”) and Model Risk Analytics Committee (“MRAC”)

Upon delegation from CRO, the GRAC and the MRAC deliberate on or determine matters concerning the development, management and strategy of risk models and valuation models, respectively. The primary responsibility of these Model Risk Management Committees is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report all significant matters and material decisions taken to Global Risk Management Committee, on a regular basis. (Please note that Global Risk Management Committee has been abolished on June 24th 2019 after Risk Management Governance review and its function is replaced to CRO.)

Global Transaction Committee (“GTC”)

Upon delegation from the GRMC and the GPC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by GIRMC and thereby assures the sound and effective management of Nomura’s businesses. (Please note that Global Risk Management Committee has been abolished on June 24th 2019 after Risk Management Governance review and its function is replaced to GPC only.)

Collateral Steering Committee (“CSC”)

Upon delegation from CRO, the CSC deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use, limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements. (Please note that Global Risk Management Committee has been abolished on June 24th 2019 after Risk Management Governance review and its function is replaced to CRO.)

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

Classification and Definition of Risk

Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Market risk	Risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Operational risk	Risk of loss arising from inadequate or failed internal processes, people and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Model risk	Risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application.

Funding and Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of Nomura’s creditworthiness or deterioration in market conditions.

Business risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations. Business risk is managed by the senior management at Nomura.

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

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. One-day trading losses did not exceed the 99% VaR estimate at the Nomura Group level on any occasion for the twelve months ended March 31, 2019.

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

VaR metrics

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2017	March 31, 2018	March 31, 2019
Equity	¥0.67	¥1.21	¥1.07
Interest rate	2.66	3.10	2.85
Foreign exchange	1.67	3.20	1.88

Subtotal	4.99	7.52	5.79
Less: Diversification Benefit	(1.66)	(1.13)	(1.30)

VaR	¥3.34	¥6.38	¥4.49

	Billions of yen
	For the twelve months ended
	March 31, 2017	March 31, 2018	March 31, 2019
Maximum daily VaR(1)	¥6.71	¥8.98	¥10.61
Average daily VaR(1)	4.32	4.25	4.58
Minimum daily VaR(1)	2.75	3.05	3.05

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2017, March 31, 2018, and March 31, 2019.

Total VaR decreased to ¥4.49 billion as of March 31, 2019 from ¥6.38 billion as of March 31, 2018. VaR relating to foreign exchange risk decreased to ¥1.88 billion as of March 31, 2019, compared to ¥3.20 billion as of March 31, 2018. VaR relating to equity risk decreased to ¥1.07 billion as of March 31, 2019, compared to ¥1.21 billion as of March 31, 2018. VaR relating to interest rate risk decreased to ¥2.85 billion as of March 31, 2019, compared to ¥3.10 billion as of March 31, 2018.

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

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥11,717 million at the end of March 2018 and ¥10,043 million at the end of March 2019. The TOPIX closed at 1,716.30 points at the end of March 2018 and at 1,591.64 points at the end of March 2019. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

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

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2019 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥20	¥38	¥37	¥8	¥68	¥(147)	¥24	¥1	¥23
AA	149	191	149	61	387	(722)	215	26	189
A	759	710	452	238	951	(2,918)	192	61	131
BBB	235	201	145	95	572	(956)	292	58	234
BB and lower	46	46	49	20	55	(114)	102	250	0
Other(2)	37	68	133	226	863	(1,403)	(76)	11	0

Sub-total	1,246	1,254	965	648	2,896	(6,260)	749	407	577
Listed	101	126	2	—	—	(126)	103	147	0

Total	¥1,347	¥1,380	¥967	¥648	¥2,896	¥(6,386)	¥852	¥554	¥577

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

Country Risk

At Nomura, country risk is defined as the risk of loss arising from country-specific events (such as political, economic, legal and other events) that affect counterparties and/or issuers within that country, causing those counterparties and/or issuers to be unable to meet financial obligations. Nomura’s country risk framework acts as a complement to other risk management areas and encompasses a number of tools including, but not limited to, country limits, which restrict credit exposure concentration to any given country. Other tools to manage country risk include country ratings as well as country risk policies and procedures that describe responsibilities and delegation for decision-making.

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. Over 95% of the exposure was from investment-grade rated countries. The breakdown of top 10 country exposures is as follows:

Billions of Yen
Top 10 Country Exposures(1)	(As of March 31, 2019)
Japan	2,867
United States	2,562
United Kingdom	500
India	242
Germany	217
Kuwait(2)	196
Singapore	158
Luxembourg	117
Saudi Arabia(2)	106
Korea	99

(1)	The table represents the Top 10 country exposures as of March 31, 2019 based on country of origin, combining counterparty and inventory exposures, offset by credit valuation adjustment hedges:

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

(2)	Exposures are represented on a non-netted basis

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

Model Risk Management

Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from Model errors or incorrect or inappropriate Model application.

To effectively manage the Firm’s Model Risk, Nomura has established a Model Risk Management Framework to govern the development, ownership, validation, approval, usage, ongoing monitoring, and periodic review of the Firm’s Models. The framework is supported by a set of policies and procedures that articulate process requirements for the various elements of the model lifecycle, including monitoring of model risk with respect to the Firm’s appetite.

New models and material changes to approved models must be independently validated prior to official use. Thresholds to assess the materiality of model changes are defined in Model Risk Management’s procedures. During independent validation, validation teams analyze a number of factors to assess a model’s suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to Model Risk Management’s annual re-approval process and ongoing performance monitoring to assess their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and ultimate approval of validated Models.

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

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2018 to March 31, 2019, the Bank of New York Mellon has waived a total of $161,452.65 in fees (including $27,653.18 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2019, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2019, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2019. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-3 of this annual report.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2019. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2019 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Noriaki Shimazaki, a member of the Audit Committee, qualifies as an “audit committee financial expert” as such term is defined by the General Instructions for Item 16A of Form 20-F. Additionally, Mr. Noriaki Shimazaki meets the independence requirements applicable to him under Section 303A.06 of the NYSE Listed Company Manual. For a description of his business experience, see Item 6.A “Directors and Senior Management—Directors” in this annual report.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountant for the last seventeen fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2018	2019
Audit Fees	¥3,173	¥3,414
Audit-Related Fees	334	179
Tax Fees	163	293
All Other Fees	211	39

Total	¥3,881	¥3,925

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended March 31, 2019, we acquired 20,867 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 100,000,000 shares under a share buyback program in accordance with Article 459-1 of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934” which is an exhibit to this annual report. As of March 31, 2019, we had 3,311,150,799 outstanding shares of our common stock excluding 182,411,802 shares held as treasury stock.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2019.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2018	995	¥620	—	100,000,000
May 1 to 31, 2018	936	614	—	100,000,000
June 1 to 30, 2018	2,123	564	—	100,000,000
July 1 to 31, 2018	2,314	538	—	100,000,000
August 1 to 31, 2018	4,001,888	514	4,000,000	96,000,000
September 1 to 30, 2018	15,152,005	520	15,150,000	80,850,000
October 1 to 31, 2018	39,464,719	545	39,463,100	41,386,900
November 1 to 30, 2018	18,846,651	513	18,845,200	22,541,700
December 1 to 31, 2018	22,544,287	470	22,541,700	—
January 1 to 31, 2019	1,861	432	—	—
February 1 to 28, 2019	1,586	442	—	—
March 1 to 31, 2019	1,502	428	—	—

Total	100,020,867	¥517	100,000,000	—

On April 26, 2018, a resolution of the Board of Directors authorized the Company to purchase up to 100,000,000 shares of our common stock or to a maximum of ¥70 billion during the period from May 16, 2018 through March 29, 2019.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

On June 18, 2019, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program is from June 19, 2019 to March 31, 2020, and we are authorized to purchase up to 300,000,000 shares of our common stock or to a maximum of ¥150 billion.

As of May 31, 2019, 3,324,392,477 shares of common stock were outstanding, excluding 169,170,124 shares held as treasury stock.

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

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

4.3	Limitation of Liability Agreement (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(3)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Code of Ethics of Nomura Group (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki, Hisato Miyashita, Mari Sono and Kazuhiko Ishimura entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and Laura Simone Unger entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

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

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Nomura Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes listed in the Index at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2019 and 2018, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 25, 2019 expressed an unqualified opinion thereon.

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

June 25, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Nomura Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nomura Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2019, and the related notes listed in the index at Item 18 and our report dated June 25, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 25, 2019

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2018	2019
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥2,354,639	¥2,686,659
Time deposits	315,445	289,753
Deposits with stock exchanges and other segregated cash	288,962	285,457

Total cash and cash deposits	2,959,046	3,261,869

Loans and receivables:
Loans receivable (including ¥554,137 million and ¥664,585 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	2,462,503	2,544,218
Receivables from customers (including ¥13 million and ¥8,318 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	442,343	449,706
Receivables from other than customers	973,867	892,283
Allowance for doubtful accounts	(3,514)	(4,169)

Total loans and receivables	3,875,199	3,882,038

Collateralized agreements:
Securities purchased under agreements to resell (including ¥1,186,096 million and ¥647,545 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	9,853,898	13,194,543
Securities borrowed	6,383,845	4,112,416

Total collateralized agreements	16,237,743	17,306,959

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥5,486,551 million and ¥5,200,360 million in 2018 and 2019, respectively; including ¥7,047 million and ¥10,273 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	14,962,690	14,355,712
Private equity investments (including ¥4,416 million and ¥4,047 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	17,466	30,077

Total trading assets and private equity investments	14,980,156	14,385,789

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,834 million and ¥416,052 million in 2018 and 2019, respectively)	338,984	349,365
Non-trading debt securities	485,891	460,661
Investments in equity securities	150,760	138,447
Investments in and advances to affiliated companies	408,034	436,220
Other (including ¥176,029 million and ¥151,233 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	908,134	748,091

Total other assets	2,291,803	2,132,784

Total assets	¥40,343,947	¥40,969,439

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2018	2019
LIABILITIES AND EQUITY
Short-term borrowings (including ¥372,188 million and ¥362,612 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	¥743,497	¥841,758
Payables and deposits:
Payables to customers	1,176,773	1,229,083
Payables to other than customers	1,239,540	1,146,336
Deposits received at banks	1,151,342	1,392,619

Total payables and deposits	3,567,655	3,768,038

Collateralized financing:
Securities sold under agreements to repurchase (including ¥435,905 million and ¥159,430 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	14,759,010	15,036,503
Securities loaned (including ¥133,375 million and ¥131,677 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	1,524,363	1,229,595
Other secured borrowings	413,621	418,305

Total collateralized financing	16,696,994	16,684,403

Trading liabilities	8,202,936	8,219,811
Other liabilities (including ¥25,482 million and ¥15,011 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	950,534	858,867
Long-term borrowings (including ¥2,857,835 million and ¥3,576,293 million measured at fair value by applying the fair value option in 2018 and 2019, respectively)	7,382,507	7,915,769

Total liabilities	37,544,123	38,288,646

Commitments and contingencies (Note 21)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares in 2018 and 2019 Issued—3,643,562,601 shares in 2018 and 3,493,562,601 shares in 2019 Outstanding—3,392,937,486 shares in 2018 and 3,310,800,799 shares in 2019	594,493	594,493
Additional paid-in capital	675,280	687,761
Retained earnings	1,696,890	1,486,825
Accumulated other comprehensive income	(59,356)	(29,050)

Total NHI shareholder’s equity before treasury stock	2,907,307	2,740,029
Common stock held in treasury, at cost—250,625,115 shares in 2018 and 182,761,802 shares in 2019	(157,987)	(108,968)

Total NHI shareholders’ equity	2,749,320	2,631,061

Noncontrolling interests	50,504	49,732
Total equity	2,799,824	2,680,793

Total liabilities and equity	¥40,343,947	¥40,969,439

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 7 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2018	2019
Cash and cash deposits	¥23	¥20
Trading assets and private equity investments	1,186	1,273
Other assets	91	126

Total assets	¥1,300	¥1,419

Trading liabilities	¥22	¥23
Other liabilities	2	3
Borrowings	953	1,035

Total liabilities	¥977	¥1,061

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2017	2018	2019
Revenue:
Commissions	¥327,129	¥373,313	¥293,069
Fees from investment banking	92,580	101,663	101,521
Asset management and portfolio service fees	216,479	245,616	245,519
Net gain on trading	475,587	442,885	342,964
Gain (loss) on private equity investments	1,371	(869)	1,007
Interest and dividends	441,036	585,675	776,964
Gain (loss) on investments in equity securities	7,708	2,683	(6,983)
Other	153,626	221,192	81,057

Total revenue	1,715,516	1,972,158	1,835,118
Interest expense	312,319	475,189	718,348

Net revenue	1,403,197	1,496,969	1,116,770

Non-interest expenses:
Compensation and benefits	496,385	530,641	497,065
Commissions and floor brokerage	94,495	99,868	82,637
Information processing and communications	175,280	184,781	166,865
Occupancy and related depreciation	69,836	67,895	64,940
Business development expenses	35,111	36,762	36,915
Other	209,295	248,864	306,049

Total non-interest expenses	1,080,402	1,168,811	1,154,471

Income (loss) before income taxes	322,795	328,158	(37,701)

Income tax expense	80,229	103,866	57,010

Net income (loss)	¥242,566	¥224,292	¥(94,711)

Less: Net income attributable to noncontrolling interests	2,949	4,949	5,731

Net income (loss) attributable to NHI shareholders	¥239,617	¥219,343	¥(100,442)

	Yen
Per share of common stock:
Basic—
Net income (loss) attributable to NHI shareholders per share	¥67.29	¥63.13	¥(29.90)

Diluted—
Net income (loss) attributable to NHI shareholders per share	¥65.65	¥61.88	¥(29.92)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2017	2018	2019
Net income (loss)	¥242,566	¥224,292	¥(94,711)
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	(6,764)	(77,067)	36,031
Deferred income taxes	1,073	14,263	(1,852)

Total	(5,691)	(62,804)	34,179

Defined benefit pension plans:
Pension liability adjustment	(11,340)	(10,124)	(23,431)
Deferred income taxes	3,645	3,307	161

Total	(7,695)	(6,817)	(23,270)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(9,225)	(38,717)	—
Deferred income taxes	2,625	12,216	—

Total	(6,600)	(26,501)	—

Own credit adjustments:
Own credit adjustments	(14,696)	(2,867)	25,135
Deferred income taxes	1,963	383	(4,988)

Total	(12,733)	(2,484)	20,147

Total other comprehensive income (loss)	(32,719)	(98,606)	31,056

Comprehensive income (loss)	209,847	125,686	(63,655)
Less: Comprehensive income (loss) attributable to noncontrolling interests	852	(649)	6,481

Comprehensive income (loss) attributable to NHI shareholders	¥208,995	¥126,335	¥(70,136)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2017	2018	2019
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	692,706	681,329	675,280
Stock-based compensation awards	(11,377)	(5,465)	12,481
Changes in ownership interests in subsidiaries	—	(584)	—

Balance at end of year	681,329	675,280	687,761

Retained earnings
Balance at beginning of year	1,516,577	1,663,234	1,696,890
Cumulative effect of change in accounting principle(1)(2)	(19,294)	—	1,564
Net income (loss) attributable to NHI shareholders	239,617	219,343	(100,442)
Cash dividends	(70,810)	(68,703)	(20,080)
Gain (loss) on sales of treasury stock	(2,856)	(5,043)	(1,191)
Cancellation of treasury stock	—	(111,941)	(89,916)

Balance at end of year	1,663,234	1,696,890	1,486,825

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	53,418	47,767	(15,596)
Net change during the year	(5,651)	(63,363)	33,429

Balance at end of year	47,767	(15,596)	17,833

Defined benefit pension plans
Balance at beginning of year	(33,325)	(41,020)	(47,837)
Pension liability adjustment	(7,695)	(6,817)	(23,270)

Balance at end of year	(41,020)	(47,837)	(71,107)

Non-trading securities
Balance at beginning of year	24,887	20,344	—
Net unrealized gain (loss) on non-trading securities	(4,543)	(20,344)	—

Balance at end of year	20,344	—	—

Own credit adjustments
Balance at beginning of year	—	6,561	4,077
Cumulative effect of change in accounting principle(2)	19,294	—	—
Own credit adjustments	(12,733)	(2,484)	20,147

Balance at end of year	6,561	4,077	24,224

Balance at end of year	33,652	(59,356)	(29,050)

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2017	2018	2019
Common stock held in treasury
Balance at beginning of year	(148,517)	(182,792)	(157,987)
Repurchases of common stock	(61,338)	(109,096)	(51,714)
Sales of common stock	1	0	0
Common stock issued to employees	25,796	21,398	10,817
Cancellation of treasury stock	—	111,941	89,916
Other net change in treasury stock	1,266	562	—

Balance at end of year	(182,792)	(157,987)	(108,968)

Total NHI shareholders’ equity
Balance at end of year	2,789,916	2,749,320	2,631,061

Noncontrolling interests
Balance at beginning of year	42,776	53,875	50,504
Cumulative effect of change in accounting principle(3)	11,330	—	—
Cash dividends	(1,781)	(1,955)	(2,685)
Net income attributable to noncontrolling interests	2,949	4,949	5,731
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(40)	559	750
Net unrealized gain (loss) on non-trading securities	(2,057)	(6,157)	—
Purchase / sale (disposition) of subsidiary shares, etc., net	(14)	(9,392)	1,183
Other net change in noncontrolling interests	712	8,625	(5,751)

Balance at end of year	53,875	50,504	49,732

Total equity
Balance at end of year	¥2,843,791	¥2,799,824	¥2,680,793

(1)	Represents the adjustment to initially apply Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers.”
(2)	Represents the adjustment to initially apply ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.”
(3)	Represents the adjustment to initially apply ASU 2015-02, “Amendments to the Consolidation analysis.”

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2017	2018	2019
Cash flows from operating activities:
Net income (loss)	¥242,566	¥224,292	¥(94,711)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	70,928	71,579	57,924
Impairment of goodwill	—	—	81,372
Stock-based compensation	8,960	9,650	21,814
(Gain) loss on investments in equity securities	(7,708)	(2,683)	6,983
(Gain) loss on investments in subsidiaries and affiliates	—	(66,982)	5,719
Equity in earnings of affiliates, net of dividends received	(21,059)	(21,226)	(19,043)
Loss on disposal of office buildings, land, equipment and facilities	1,339	3,747	2,455
Deferred income taxes	22,528	60,259	21,565
Changes in operating assets and liabilities:
Time deposits	(18,275)	(100,642)	21,832
Deposits with stock exchanges and other segregated cash(2)	(2,885)	(72,069)	13,752
Trading assets and private equity investments(1)	1,199,583	(239,331)	925,384
Trading liabilities(1)	711,540	227,302	(143,141)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	635,593	(453,239)	(3,274,866)
Securities borrowed, net of securities loaned	(1,706,545)	763,297	1,987,331
Other secured borrowings	(138,204)	79,121	1,198
Loans and receivables, net of allowance for doubtful accounts(1)	(32,151)	(1,006,580)	157,599
Payables(1)	364,016	209,460	(63,683)
Bonus accrual	4,543	(2,957)	(46,602)
Accrued income taxes, net	10,220	(5,842)	8,241
Other, net	(39,995)	(122,846)	(32,288)

Net cash provided by (used in) operating activities(2)	1,304,994	(445,690)	(361,165)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(312,880)	(285,161)	(319,090)
Proceeds from sales of office buildings, land, equipment and facilities	239,184	224,220	262,908
Payments for purchases of investments in equity securities	(647)	(61)	—
Proceeds from sales of investments in equity securities	1,998	932	519
Increase in loans receivable at banks, net	(21,322)	(105,387)	(74,048)
Decrease in non-trading debt securities, net	88,099	80,634	29,452
Business combinations or disposals, net	—	(13,125)	—
Decrease (increase) in investments in affiliated companies, net	809	43,849	(8,290)
Other, net	(113,292)	(2,073)	(3,954)

Net cash used in investing activities	(118,051)	(56,172)	(112,503)

Cash flows from financing activities:
Increase in long-term borrowings	1,526,334	2,314,609	2,142,212
Decrease in long-term borrowings	(2,403,076)	(1,964,657)	(1,625,516)
Increase (decrease) in short-term borrowings, net	(81,964)	215,001	85,900
Increase (decrease) in deposits received at banks, net	(1,068,168)	(13,254)	257,471
Proceeds from sales of common stock held in treasury	401	764	313
Payments for repurchases of common stock held in treasury	(61,338)	(109,096)	(51,714)
Payments for cash dividends	(42,833)	(70,199)	(47,475)

Net cash provided by (used in) financing activities	(2,130,644)	373,168	761,191

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents(2)	4,250	(53,504)	44,741

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents(2)	(939,451)	(182,198)	332,264
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year(2)	3,476,517	2,537,066	2,354,868

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year(2)	¥2,537,066	¥2,354,868	¥2,687,132

Supplemental information:
Cash paid during the year for—
Interest	¥307,635	¥473,758	¥700,855

Income tax payments, net	¥47,482	¥49,449	¥27,204

(1)

Due to changes in accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of amounts previously reported have been made to conform to the current year presentation. See Note 1 “Summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements included in this annual report.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(2)

In accordance with ASU 2016-18 “Restricted Cash” which Nomura adopted on April 1, 2018, certain reclassification of amounts previously reported as cash, cash equivalents, restricted cash and restricted cash equivalents for the years ended March 31, 2017 and 2018 have been made to conform to the current year presentation.

The following table presents a reconciliation of cash and cash equivalents, and restricted cash and restricted cash equivalents reported in deposits with stock exchanges and other segregated cash within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Year ended March 31
	2017	2018	2019
Cash and cash equivalents reported in Cash and cash equivalents	¥2,536,840	¥2,354,639	¥2,686,659
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	226	229	473

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥2,537,066	¥2,354,868	¥2,687,132

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

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management, and Wholesale.

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

Certain entities in which Nomura has a financial interest are investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”). These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

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

Revenue from services provided to clients—

Nomura earns revenue through fees and commissions from providing financial services to customers across all three business divisions. These services primarily include trade execution and clearing services, financial advisory services, asset management services, underwriting services, syndication services and distribution services.

Revenues are recognized when or as the customer obtains control of the service provided by Nomura which depends on when each of the key distinct substantive promises made by Nomura within the contract with the customer (“performance obligations”) are satisfied. Such performance obligations are generally satisfied at a particularly point in time or, if certain criteria are met, over a period of time.

Revenues from providing trade execution and clearing services are reported in the consolidated statements of income within Revenue—Commissions, revenues from financial advisory services, underwriting services and syndication services are reported in Revenue—Fees from investment banking and revenues from asset management services are reported in Revenue—Asset management and portfolio service fees.

Costs to obtain or fulfill the underlying contract to provide services to a customer are deferred as assets if certain criteria are met. These deferred costs, which are reported in the consolidated balance sheets within Other assets are released to the consolidated statements of income when the related revenue from providing the service is also recognized or earlier if there is evidence that the costs are not recoverable and therefore impaired.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt securities, equity securities and derivatives which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales under ASC 860 “Transfers and Servicing” (“ASC 860”) and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 7 “Securitizations and Variable Interest Entities” and Note 11 “Borrowings” for further information regarding these transactions.

All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically within Trading assets as Securities pledged as collateral in the consolidated balance sheets.

See Note 5 “Collateralized transactions” for further information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were immaterial as of March 31, 2018 and March 31, 2019.

See Note 8 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions, amounts receivable from customers for securities failed to deliver and receivables for commissions. Receivables from other than

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customers include amounts receivable from brokers and dealers for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥419,161 million and ¥345,850 million as of March 31, 2018 and March 31, 2019, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2018 and 2019.

	Millions of yen
	March 31
	2018	2019
Land	¥67,103	¥49,474
Office buildings	98,966	103,423
Equipment and facilities	45,164	75,206
Software	127,678	121,245
Construction in progress	73	17

Total	¥338,984	¥349,365

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

Depreciation and amortization charges of both owned and capital lease assets are reported within Non-interest expenses—Information processing and communications in the amount of ¥56,186 million, ¥58,300 million, ¥45,818 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥14,742 million, and ¥13,279 million, and ¥12,106 million for the years ended March 31, 2017, 2018 and 2019, respectively.

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

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥111,297 million and ¥39,463 million, respectively, as of March 31, 2018 and ¥97,904 million and ¥40,543 million, respectively, as of March 31, 2019.

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

See Note 6 “Non-trading securities” for further information.

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

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation. Structured borrowings are borrowings that have similar characteristics as structured notes.

All structured notes issued by Nomura on or after April 1, 2008 and certain structured borrowings issued by Nomura on or after April 1, 2018 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes and certain structured borrowings are made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

See Note 11 “Borrowings” for further information.

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

See Note 16 “Income taxes” for further information.

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) and Restricted Stock Units (“RSUs”) which are expected to be settled by the delivery of the Company’s common stock are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Other awards such as Notional Index Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International and

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

See Note 14 “Deferred compensation awards” for further information.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

See Note 12 “Earnings per share” for further information.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

See Note 10 “Other assets—Other / Other liabilities” for further information.

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

See Note 15 “Restructuring initiatives” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

See Note 13 “Employee benefit plans” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2019:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”

•  Eliminates certain disclosure requirements from ASC 820, including transfers between Level 1 and Level 2 and valuation processes for Level 3 financial instruments.

•  Clarifies the disclosure requirement for the timing of redemption of investment in NAV and the uncertainty measurement.

•  Introduces new disclosure requirements, including changes in unrealized gains and losses for the reporting period included in other comprehensive income (“OCI”) for recurring Level 3 financial instruments held at the reporting date.

		Nomura early adopted the eliminated and clarified disclosure requirements from October 1, 2018. Nomura plans to adopt the new disclosure requirements from April 1, 2020.	No material impacts on consolidated statements but certain disclosures about fair value measurement are removed or amended. See Note 2 “Fair Value Measurements” where these amended disclosures have been made.

ASU 2014-09, “Revenue from Contracts with Customer”(1)

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

Modified retrospective adoption from April 1, 2018.

¥1,564 million adjustment to Retained earnings, ¥517 million adjustment to Payables to other than customers,

¥1,750 million adjustment to Other long-term assets, and ¥703 million to Deferred tax assets due to change in timing of recognition of revenues from sales of certain investment funds upon adoption on April 1, 2018. Other transitional changes were not significant.(2)(3)

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

•  Requires new disclosures on the nature and amount of restricted cash and restricted cash equivalents.

		Full retrospective adoption from April 1, 2018.	¥473 million of restricted cash and restricted cash equivalents are now presented with cash and cash equivalents in the statements of cash flows during the year ended March 31, 2019 and similar reclassifications have been made in comparative periods presented. See the reconciliation table provided with the statements of cash flows for further details.

ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”

•  Clarifies the service cost component of net periodic pension cost to be reported in the same income statement line item as compensation costs arising from other services.

•  Clarifies only the service cost component is eligible for capitalization as an asset when applicable.

		Full retrospective adoption from April 1, 2018.	¥1,020 million reclassification from Compensation and benefits to Other expenses. Impacts on comparative periods presented were immaterial.

(1)

As subsequently amended by ASU 2015-14 “Revenue from Contracts with Customers—Deferral of the Effective Date”, ASU 2016-08 “Revenue from Contracts with Customers—Principal versus Agent Considerations”, ASU 2016-10 “Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing” and certain other Accounting Standard Updates.

(2)

Nomura collects and remits cash margin between institutional investors and central clearing houses in its execution and clearing services of exchange-traded derivative transactions. Cash margin remitted to central clearing houses was historically reflected on Nomura’s consolidated balance sheets as an asset of Nomura and liability to the investors. However, with effect from April 1, 2018, in connection with this adoption, Nomura no longer recognizes such asset and liability amounts on Nomura’s consolidated group balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Receivables from other than customers, which decreased by ¥237,000 million and Payables to other than customers, which decreased by ¥237,000 million, respectively, to conform to the current presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	See Note 4 “Revenue from services provided to customers” for new disclosures of revenues from services have been made and for further details of the impact of adoption of the new guidance.

Future accounting developments—

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2019 and which may have a material impact on these financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-02, “Leases”(1)

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

Modified retrospective adoption from April 1, 2019.(2)

¥169,277 million increase in Other Asset—Office buildings, land, equipment, and facilities, and ¥163,685 million increase in Other liabilities as a result of recognizing operating leases on the consolidated balance sheet as of April 1, 2019.

¥5,592 million increase in Retained earnings of April 1, 2019 mainly due to changes in certain lease classifications.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”(3)

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

		Modified retrospective adoption from April 1, 2020.(4)	Currently evaluating the potential impact but an overall increase in allowances for credit losses are expected to be recognized which will impact earnings in subsequent reporting periods.

(1)

As subsequently amended by ASU 2018-01 “Land Easement Practical Expedient for Transition to Topic 842”, ASU 2018-10 “Codification Improvements to Topic 842, Leases”, ASU 2018-11 “Leases (Topic 842): Targeted Improvements”, ASU 2018-20 “Leases (Topic 842): Narrow-Scope Improvements for Lessors”, and ASU 2019-01 “Leases (Topic 842): Codification Improvements.”

(2)	Nomura plans to use certain practical expedients permitted by ASC 842 including adopting the new requirements through a cumulative-effect adjustment to retained earnings on adoption date.
(3)

As subsequently amended by ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, and ASU 2019-05 “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.”

(4)	Unless Nomura early adopts which is considered unlikely as of the date of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments is measured at fair value. Financial assets measured at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities measured at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

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

Financial assets measured at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hierarchy

All financial instruments measured at fair value, including those measured at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2018 and 2019 within the fair value hierarchy.

	Billions of yen
	March 31, 2018
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2018
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,741	¥907	¥21	¥—	¥2,669
Private equity investments(3)	—	3	3	—	6
Japanese government securities	2,205	—	—	—	2,205
Japanese agency and municipal securities	—	188	1	—	189
Foreign government, agency and municipal securities	2,980	1,234	6	—	4,220
Bank and corporate debt securities and loans for trading purposes	—	1,186	139	—	1,325
Commercial mortgage-backed securities (“CMBS”)	—	2	2	—	4
Residential mortgage-backed securities (“RMBS”)	—	2,803	0	—	2,803
Real estate-backed securities	—	—	63	—	63
Collateralized debt obligations (“CDOs”) and other(4)	—	62	24	—	86
Investment trust funds and other	271	67	1	—	339

Total trading assets and private equity investments	7,197	6,452	260	—	13,909

Derivative assets(5)(13)
Equity contracts	2	973	36	—	1,011
Interest rate contracts	16	8,009	71	—	8,096
Credit contracts	0	498	17	—	515
Foreign exchange contracts	0	5,447	48	—	5,495
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(14,094)	(14,094)

Total derivative assets	19	14,927	172	(14,094)	1,024

Subtotal	¥7,216	¥21,379	¥432	¥(14,094)	¥14,933

Loans and receivables(6)	—	484	70	—	554
Collateralized agreements(7)	—	1,181	5	—	1,186
Other assets
Non-trading debt securities	133	353	—	—	486
Other(2)(3)	463	15	169	—	647

Total	¥7,812	¥23,412	¥676	¥(14,094)	¥17,806

Liabilities:
Trading liabilities
Equities	¥1,146	¥191	¥1	¥—	¥1,338
Japanese government securities	2,263	—	—	—	2,263
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	2,786	590	—	—	3,376
Bank and corporate debt securities	—	391	0	—	391
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDOs”) and other(4)	—	3	0	—	3
Investment trust funds and other	71	25	0	—	96

Total trading liabilities	6,266	1,202	1	—	7,469

Derivative liabilities(5)(13)
Equity contracts	1	1,080	37	—	1,118
Interest rate contracts	9	7,427	124	—	7,560
Credit contracts	0	410	15	—	425
Foreign exchange contracts	0	5,066	21	—	5,087
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(13,457)	(13,457)

Total derivative liabilities	11	13,983	197	(13,457)	734

Subtotal	¥6,277	¥15,185	¥198	¥(13,457)	¥8,203

Short-term borrowings(8)	¥—	¥355	¥17	¥—	¥372
Payables and deposits(9)	—	0	(1)	—	(1)
Collateralized financing(7)	—	566	3	—	569
Long-term borrowings(8)(10)(11)	18	2,403	429	—	2,850
Other liabilities(12)	293	33	1	—	327

Total	¥6,588	¥18,542	¥647	¥(13,457)	¥12,320

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2019
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,392	¥1,065	¥13	¥—	¥2,470
Private equity investments(3)	—	—	26	—	26
Japanese government securities	1,987	—	—	—	1,987
Japanese agency and municipal securities	—	214	1	—	215
Foreign government, agency and municipal securities	2,650	1,544	5	—	4,199
Bank and corporate debt securities and loans for trading purposes	—	1,128	160	—	1,288
Commercial mortgage-backed securities (“CMBS”)	—	1	2	—	3
Residential mortgage-backed securities (“RMBS”)	—	2,761	3	—	2,764
Real estate-backed securities	—	—	69	—	69
Collateralized debt obligations (“CDOs”) and other(4)	—	55	19	—	74
Investment trust funds and other	349	53	1	—	403

Total trading assets and private equity investments	6,378	6,821	299	—	13,498

Derivative assets(5)
Equity contracts	1	806	44	—	851
Interest rate contracts	12	8,610	10	—	8,632
Credit contracts	2	500	31	—	533
Foreign exchange contracts	0	4,870	42	—	4,912
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(14,077)	(14,077)

Total derivative assets	16	14,786	127	(14,077)	852

Subtotal	¥6,394	¥21,607	¥426	¥(14,077)	¥14,350

Loans and receivables(6)	—	544	129	—	673
Collateralized agreements(7)	—	615	33	—	648
Other assets
Non-trading debt securities	138	323	—	—	461
Other(2)(3)	416	10	166	—	592

Total	¥6,948	¥23,099	¥754	¥(14,077)	¥16,724

Liabilities:
Trading liabilities
Equities	¥1,622	¥198	¥0	¥—	¥1,820
Japanese government securities	1,264	—	—	—	1,264
Japanese agency and municipal securities	—	3	—	—	3
Foreign government, agency and municipal securities	2,906	927	0	—	3,833
Bank and corporate debt securities	—	319	0	—	319
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(4)	—	3	—	—	3
Investment trust funds and other	121	42	—	—	163

Total trading liabilities	5,913	1,492	0	—	7,405

Derivative liabilities(5)
Equity contracts	1	867	52	—	920
Interest rate contracts	6	8,228	64	—	8,298
Credit contracts	3	422	39	—	464
Foreign exchange contracts	—	4,820	22	—	4,842
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(13,710)	(13,710)

Total derivative liabilities	11	14,337	177	(13,710)	815

Subtotal	¥5,924	¥15,829	¥177	¥(13,710)	¥8,220

Short-term borrowings(8)	¥—	¥332	¥31	¥—	¥363
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	291	—	—	291
Long-term borrowings(8)(10)(11)	11	3,024	535	—	3,570
Other liabilities(12)	276	22	0	—	298

Total	¥6,211	¥19,498	¥743	¥(13,710)	¥12,742

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2018 and March 31, 2019, the fair values of these investments which are included in Trading assets and private equity investments were ¥47 billion and ¥36 billion, respectively. As of March 31, 2018 and March 31, 2019, the fair values of these investments which are included in Other assets—Others were ¥2 billion and ¥2 billion, respectively.

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
(13)

Due to the changes in our accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of previously reported amounts have been made to conform to the current year presentation. Please refer to Note 1. “Summary of accounting policies” for further details.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2018 and 2019, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable. As a practical expedient, fund investments which do not have a readily determinable fair value are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Fund investments where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Fund investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Level 3 financial instruments

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2018 and 2019. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize how an increase in those significant unobservable valuation inputs to a different amount might result in a higher or lower fair value measurement at the reporting date and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value.

	March 31, 2018
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥ 21	DCF	Liquidity discounts	27.5 – 75.0%	68.3%	Lower fair value	Not applicable

Foreign government, agency and municipal securities	6	DCF	Credit spreads	0.0 – 6.7%	0.8%	Lower fair value	Not applicable

Bank and corporate debt securities and loans for trading purposes	139	DCF	Credit spreads Recovery rates	0.1 – 19.6% 0.0 – 98.0%	4.1% 74.7%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage- backed securities (“CMBS”)	2	DCF	Yields	6.6 – 8.9%	7.7%	Lower fair value	Not applicable

Real estate-backed securities	63	DCF	Yields Loss severities	6.2 – 23.9% 0.0 – 70.8%	16.3% 8.1%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	24	DCF	Yields Prepayment rates Default probabilities Loss severities	6.0 – 24.0% 20.0% 1.0 – 2.0% 40.0 – 100.0%	13.1% 20.0% 2.0% 91.6%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2018
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥ (1)	Option models	Dividend yield Volatilities Correlations	0.0 – 11.5% 7.3 – 64.0% (0.84) – 0.95	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(53)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.2 – 3.0% 11.2 – 15.7% 28.0 – 71.2 bp (0.67) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	2	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 122.1% 0.0 – 90.0% 35.0 – 83.0% 0.34 – 0.82	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	27	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.2 – 2.6% 2.4 – 23.7% 237.0 – 280.0 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	70	DCF	Credit spreads	0.0 – 9.5%	4.0%	Lower fair value	Not applicable

Collateralized agreements	5	DCF	Repo rate	3.5%	3.5%	Lower fair value	Not applicable

Other assets
Other(6)	169	DCF	WACC Growth rates Liquidity discounts	11.4% 2.5% 10.0%	11.4% 2.5% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	3.3 – 7.8 x 7.5 – 126.4 x 0.0 – 2.2 x 10.0 – 30.0%	5.7 x 23.0 x 0.6 x 29.0%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	17	DCF/ Option models	Volatilities Correlations	7.3 – 50.9% (0.84) – 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Collateralized financing	3	DCF	Repo rate	3.5%	3.5%	Lower fair value	Not applicable

Long-term borrowings	429	DCF/ Option models	Volatilities Volatilities Correlations	7.3 – 50.9% 33.5 – 62.3 bp (0.84) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity investments
Equities	¥ 13	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity investments	26	Market multiples	EV/EBITDA ratios	7.7 x	7.7 x	Higher fair value	Not applicable

Foreign government, agency and municipal securities	5	DCF	Credit spreads Recovery rates	0.0 – 9.1% 4.0 – 36.0%	0.6% 31.6%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	160	DCF	Credit spreads Recovery rates	0.0 – 15.0% 0.0 – 99.1%	4.1% 72.2%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Loss severities	0.0 – 78.4% 6.5 – 15.0% 9.1 – 100.0%	13.2% 10.5% 81.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	69	DCF	Yields Loss severities	5.5 – 19.7% 0.0 – 55.2%	12.5% 6.6%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	19	DCF	Yields Prepayment rates Default probabilities Loss severities	2.7 – 19.0% 20.0% 1.0 – 2.0% 31.5 – 100.0%	13.1% 20.0% 2.0% 83.7%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥ (8)	Option models	Dividend yield Volatilities Correlations	0.0 – 8.0% 6.7 – 74.2% (0.80) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(54)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.0 – 2.4% 10.6 – 15.2% 24.2 – 66.8 bp (0.76) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(8)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 21.4% 0.0 – 100.6% 16.2 – 83.0% 0.27 – 0.75	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	20	Option models	Interest rates Volatilities Volatilities Correlations	(0.4) – 2.4% 1.7 – 35.5% 209.0 – 245.0 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	129	DCF	Credit spreads	0.0 – 12.3%	3.6%	Lower fair value	Not applicable

Collateralized agreements	33	DCF	Repo rate	3.5 – 8.4%	7.0%	Lower fair value	Not applicable

Other assets
Other(6)	166	DCF	WACC Growth rates Liquidity discounts	10.2% 2.5% 10.0%	10.2% 2.5% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.7 – 13.8 x 8.9 – 32.4 x 0.3 – 2.7 x 10.0 – 50.0%	8.2 x 15.5 x 0.8 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples results in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	31	DCF/ Option models	Volatilities Correlations	6.7 – 54.5% (0.75) – 0.91	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	535	DCF/ Option models	Volatilities Volatilities Correlations	6.7 – 54.5% 32.5 – 60.9 bp (0.75) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Derivatives—Foreign exchange contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges e.g. versus the U.S. Dollar while the higher end comes from currencies

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

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

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2018 and 2019. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2018 and 2019, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2018
	Balance as of April 1, 2017	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3	Transfers out of Level 3	Balance as of March 31, 2018
Assets:
Trading assets and private equity investments
Equities	¥34	¥1	¥—	¥22	¥(36)	¥—	¥(1)	¥8	¥(7)	¥21
Private equity investments	13	1	—	1	(9)	—	1	0	(4)	3
Japanese agency and municipal securities	1	0	—	—	0	—	—	—	—	1
Foreign government, agency and municipal securities	3	1	—	79	(84)	—	0	8	(1)	6
Bank and corporate debt securities and loans for trading purposes	108	13	—	152	(144)	—	(6)	33	(17)	139
Commercial mortgage-backed securities (“CMBS”)	1	0	—	5	(2)	—	0	—	(2)	2
Residential mortgage-backed securities (“RMBS”)	0	0	—	1	(1)	—	0	—	—	0
Real estate-backed securities	41	1	—	101	(78)	—	(2)	—	—	63
Collateralized debt obligations (“CDOs”) and other	27	(8)	—	46	(45)	—	(1)	11	(6)	24
Investment trust funds and other	0	0	—	42	(43)	—	0	2	0	1

Total trading assets and private equity investments	228	9	—	449	(442)	—	(9)	62	(37)	260

Derivatives, net(3)
Equity contracts	(6)	2	—	—	—	(2)	0	5	0	(1)
Interest rate contracts	(22)	14	—	—	—	(7)	1	(5)	(34)	(53)
Credit contracts	(10)	(1)	—	—	—	16	1	(4)	0	2
Foreign exchange contracts	23	(3)	—	—	—	6	(2)	2	1	27

Total derivatives, net	(15)	12	—	—	—	13	0	(2)	(33)	(25)

Subtotal	¥213	¥21	¥—	¥449	¥(442)	¥13	¥(9)	¥60	¥(70)	¥235

Loans and receivables	¥66	¥(14)	¥—	¥33	¥(44)	¥—	¥(4)	¥39	¥(6)	¥70
Collateralized agreements	5	0	—	—	—	—	0	—	—	5
Other assets
Other	163	15	0	4	(6)	—	(7)	0	0	169

Total	¥447	¥22	¥0	¥486	¥(492)	¥13	¥(20)	¥99	¥(76)	¥479

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥3	¥(1)	¥—	¥0	¥1	¥(3)	¥1
Bank and corporate debt securities	0	0	—	0	0	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	1	0	—	1	(2)	—	0	—	—	0
Investment trust funds and other	0	0	—	0	0	—	0	0	0	0

Total trading liabilities	¥2	¥0	¥—	¥4	¥(3)	¥—	¥0	¥1	¥(3)	¥1

Short-term borrowings	70	0	0	89	(105)	—	(1)	1	(37)	17
Payables and deposits	0	0	—	(1)	0	—	—	—	—	(1)
Collateralized financing	3	—	—	3	(3)	—	0	—	—	3
Long-term borrowings	410	13	4	258	(150)	—	(1)	56	(127)	429
Other liabilities	1	1	—	1	0	—	0	0	0	1

Total	¥486	¥14	¥4	¥354	¥(261)	¥—	¥(2)	¥58	¥(167)	¥450

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2019
	Balance as of April 1, 2018	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3	Transfers out of Level 3	Balance as of March 31, 2019
Assets:
Trading assets and private equity investments
Equities	¥21	¥(3)	¥—	¥5	¥(13)	¥—	¥1	¥5	¥(3)	¥13
Private equity investments	3	(1)	—	24	(2)	—	0	2	—	26
Japanese agency and municipal securities	1	0	—	1	(1)	—	—	—	—	1
Foreign government, agency and municipal securities	6	0	—	15	(16)	—	0	3	(3)	5
Bank and corporate debt securities and loans for trading purposes	139	8	—	99	(100)	—	4	63	(53)	160
Commercial mortgage-backed securities (“CMBS”)	2	0	—	1	(2)	—	0	1	—	2
Residential mortgage-backed securities (“RMBS”)	0	0	—	9	0	—	0	—	(6)	3
Real estate-backed securities	63	(2)	—	217	(212)	—	3	—	—	69
Collateralized debt obligations (“CDOs”) and other	24	4	—	56	(68)	—	1	7	(5)	19
Investment trust funds and other	1	0	—	4	(4)	—	0	—	—	1

Total trading assets and private equity investments	260	6	—	431	(418)	—	9	81	(70)	299

Derivatives, net(3)
Equity contracts	(1)	(2)	—	—	—	(2)	0	(7)	4	(8)
Interest rate contracts	(53)	(25)	—	—	—	0	0	10	14	(54)
Credit contracts	2	(6)	—	—	—	(4)	0	(1)	1	(8)
Foreign exchange contracts	27	(13)	—	—	—	3	1	(1)	3	20
Commodity contracts	—	0	—	—	—	0	0	—	—	0

Total derivatives, net	(25)	(46)	—	—	—	(3)	1	1	22	(50)

Subtotal	¥235	¥(40)	¥—	¥431	¥(418)	¥(3)	¥10	¥82	¥(48)	¥249

Loans and receivables	¥70	¥0	¥—	¥53	¥(27)	¥—	¥3	¥37	¥(7)	¥129
Collateralized agreements	5	0	—	—	—	—	0	28	—	33
Other assets
Other	169	(11)	—	6	(3)	—	5	0	—	166

Total	¥479	¥(51)	¥—	¥490	¥(448)	¥(3)	¥18	¥147	¥(55)	¥577

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥20	¥(20)	¥—	¥0	¥0	¥(1)	¥0
Foreign government, agency and municipal securities	—	0	—	1	(1)	—	0	0	—	0
Bank and corporate debt securities	0	0	—	0	0	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	0	0	—	0	0	—	0	—	—	—
Investment trust funds and other	0	0	—	0	0	—	0	0	0	—

Total trading liabilities	¥1	¥0	¥—	¥21	¥(21)	¥—	¥0	¥0	¥(1)	¥0

Short-term borrowings	17	(2)	0	39	(27)	—	0	25	(25)	31
Payables and deposits	(1)	(1)	—	0	0	—	—	—	—	0
Collateralized financing	3	—	—	—	(3)	—	0	—	—	—
Long-term borrowings	429	(23)	2	194	(99)	—	0	75	(85)	535
Other liabilities	1	0	—	0	(1)	—	0	0	—	0

Total	¥450	¥(26)	¥2	¥254	¥(151)	¥—	¥0	¥100	¥(111)	¥566

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

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2018 and 2019, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2018	2019
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥0	¥(4)
Private equity investments	1	(1)
Japanese agency and municipal securities	—	0
Foreign government, agency and municipal securities	—	0
Bank and corporate debt securities and loans for trading purposes	3	1
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	1	0
Collateralized debt obligations (“CDOs”) and other	0	(4)
Investment trust funds and other	0	0

Total trading assets and private equity investments	5	(8)

Derivatives, net(2)
Equity contracts	(1)	(11)
Interest rate contracts	(16)	(18)
Credit contracts	1	(12)
Foreign exchange contracts	(9)	(10)
Commodity contracts	—	0

Total derivatives, net	(25)	(51)

Subtotal	¥(20)	¥(59)

Loans and receivables	0	0
Collateralized agreements	0	0
Other assets
Other	14	(12)

Total	¥(6)	¥(71)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2018	2019
	Unrealized gains / (losses)(1)
Liabilities:
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	—	0
Bank and corporate debt securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	—
Investment trust funds and other	0	—

Total trading liabilities	¥0	¥0

Short-term borrowings	1	(1)
Payables and deposits	—	(1)
Collateralized financing	0	—
Long-term borrowings	40	(18)
Other liabilities	0	—

Total	¥41	¥(20)

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

Transfers into or out of Level 3 of the fair value hierarchy

Transfers out of Level 3

During the year ended March 31, 2018, a total of ¥43 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥17 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spreads and recovery rates became observable or less significant. During the same period, a total of ¥167 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily of ¥127 billion of Long term borrowings and ¥37 billion of Short term borrowings, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2018, the total amount of ¥33 billion of net derivative assets were transferred out of Level 3. This comprised primarily ¥34 billion of net interest rate derivative assets, which were transferred because certain interest rate, volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2019, a total of ¥77 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥53 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spreads and recovery rate valuation inputs became observable or less significant. During the same period, a total of

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥111 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥85 billion of Long term borrowings and ¥25 billion of Short term borrowings, which were transferred because certain volatility and correlation valuation inputs became observable or less significant.

During the year ended March 31, 2019, the total amount of ¥22 billion of net derivative liabilities were transferred out of Level 3. This comprised primarily ¥14 billion of net interest rate derivative liabilities, which were transferred because certain interest rate, volatility and correlation valuation inputs became observable or less significant.

Transfers into Level 3

During the year ended March 31, 2018, a total of ¥101 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥39 billion of Loans and receivables which were transferred because certain credit spreads became unobservable or more significant. Losses on these Loans and receivables which were recognized in the period when the transfers into Level 3 occurred were ¥14 billion. ¥33 billion of Bank and corporate debt securities and loans for trading purposes which were transferred because certain credit spread and recovery rate valuation inputs became unobservable or more significant and ¥11 billion of Collateralized debt obligations (“CDOs”) and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became unobservable or more significant. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes and Collateralized debt obligations (“CDOs”) which were recognized in the period when the transfer into Level 3 occurred was not significant. During the same period, a total of ¥58 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥56 billion of Long-term borrowings, principally structured notes which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the period when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2018, the total amount of net derivative liabilities which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the period when the transfer into Level 3 occurred was also not significant.

During the year ended March 31, 2019, a total of ¥146 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥63 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spreads and recovery rate valuation inputs became unobservable or more significant. ¥37 billion of Loans and receivables which were transferred because certain credit spreads became unobservable or more significant. ¥28 billion of Collateralized agreements which were transferred because certain repo rates used became unobservable or more significant The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Collateralized agreements which were recognized in the period when the transfers into Level 3 occurred was not significant. During the same period, a total of ¥100 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥75 billion of Long-term borrowings, principally structured notes and ¥25 billion of Short-term borrowings which were transferred because certain volatility and correlation valuation inputs became unobservable or more significant. The amount of gains and losses on these transfers reported in Long-term borrowings and Short-term borrowings which were recognized in the period when the transfer into Level 3 occurred was not significant.

During the year ended March 31, 2019, the total amount of net derivative assets which were transferred into Level 3 was not significant. The amount of gains and losses which were recognized in the period when the transfer into Level 3 occurred was also not significant.

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

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2018 and 2019. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2018
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥25	¥—	Monthly	Same day-90 days
Venture capital funds	1	2	—	—
Private equity funds	22	11	—	—
Real estate funds	1	—	—	—

Total	¥49	¥13

	Billions of yen
	March 31, 2019
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥16	¥—	Monthly	Same day-90 days
Venture capital funds	2	2	—	—
Private equity funds	17	10	—	—
Real estate funds	3	1	—	—

Total	¥38	¥13

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Private equity funds:

These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments” (“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

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

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and straight bonds issued on or after April 1, 2018.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2017, 2018 and 2019.

	Billions of yen
	Year ended March 31
	2017	2018	2019
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥0	¥0
Private equity investments	0	(1)	1
Loans and receivables	1	(14)	(2)
Collateralized agreements(3)	6	1	2
Other assets(2)	10	11	(26)

Total	¥18	¥(3)	¥(25)

Liabilities:
Short-term borrowings(4)	¥(42)	¥(1)	¥28
Collateralized financing(3)	(1)	0	0
Long-term borrowings(4)(5)	7	(39)	(38)
Other liabilities(6)	0	(4)	3

Total	¥(36)	¥(44)	¥(7)

(1)	Includes gains and losses reported primarily within Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

As of March 31, 2018 and 2019, Nomura held an economic interest of 40.14% and 39.52% in American Century Companies, Inc., respectively. The investment is measured at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques using a rate which incorporates observable changes in its credit spread.

The following table presents changes in the valuation adjustment for Nomura’s own credit worthiness applied to certain financial liabilities for which the fair value option has been elected recognized in other comprehensive income during the years and cumulatively, and amounts reclassified to earnings from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2018 and 2019.

	Billions of Yen
	Year ended March 31
	2018	2019
Changes recognized as a credit (debit) to other comprehensive income	¥(3)	¥25
Credit (debit) Amounts reclassified to earnings	0	(1)
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	7	32

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

As of March 31, 2019, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥0 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥50 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Investment by Investment companies

Nomura carries all of investments by investment companies under ASC946 “Financial Services—Investment Companies” (“ASC946”) at fair value, with changes in fair value recognized through the consolidated statements of income. During the year ended March 31, 2019, Nomura Capital Partners 1 Investment Limited Partnership was added as an investment company under ASC946.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 16% of total assets as of March 31, 2018 and 16% as of March 31, 2019.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2018 and 2019. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2018
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,394	¥2,168	¥1,512	¥540	¥6,614

	Billions of yen
	March 31, 2019
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,202	¥1,723	¥1,897	¥579	¥6,401

(1)

Other than above, there were ¥344 billion and ¥318 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2018 and 2019, respectively. These securities are primarily Japanese government, agency and municipal securities.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2018 and 2019.

	Billions of yen
	March 31, 2018(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,355	¥2,355	¥2,355	¥—	¥—
Time deposits	315	315	—	315	—
Deposits with stock exchanges and other segregated cash	289	289	—	289	—
Loans receivable(2)	2,461	2,461	—	1,946	515
Securities purchased under agreements to resell	9,854	9,854	—	9,849	5
Securities borrowed	6,384	6,383	—	6,383	—

Total	¥21,658	¥21,657	¥2,355	¥18,782	¥520

Liabilities:
Short-term borrowings	¥743	¥743	¥—	¥726	¥17
Deposits received at banks	1,151	1,151	—	1,151	—
Securities sold under agreements to repurchase	14,759	14,759	—	14,756	3
Securities loaned	1,524	1,524	—	1,524	—
Long-term borrowings	7,383	7,417	18	6,939	460

Total	¥25,560	¥25,594	¥18	¥25,096	¥480

	Billions of yen
	March 31, 2019(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,687	¥2,687	¥2,687	¥—	¥—
Time deposits	290	290	—	290	—
Deposits with stock exchanges and other segregated cash	285	285	—	285	—
Loans receivable(2)	2,542	2,541	—	1,941	600
Securities purchased under agreements to resell	13,195	13,195	—	13,162	33
Securities borrowed	4,112	4,111	—	4,111	—

Total	¥23,111	¥23,109	¥2,687	¥19,789	¥633

Liabilities:
Short-term borrowings	¥841	¥841	¥—	¥811	¥30
Deposits received at banks	1,393	1,393	—	1,393	—
Securities sold under agreements to repurchase	15,037	15,037	—	15,037	—
Securities loaned	1,230	1,230	—	1,230	—
Long-term borrowings	7,916	7,931	12	7,353	566

Total	¥26,417	¥26,432	¥12	¥25,824	¥596

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

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

As of March 31, 2018, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.

As of March 31, 2019, goodwill allocated to the Wholesale segment was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy. See Note 10 “Other assets—Other/Other liabilities” for further information regarding goodwill.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2018 and 2019. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2018
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,472	¥(11,467)	¥(1,653)	¥352

	Billions of yen
	March 31, 2019
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,332	¥(11,602)	¥(1,507)	¥223

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2018 and 2019 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

		Billions of yen
		March 31, 2018(4)
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥39,203	¥1,011	¥1,118
Interest rate contracts	2,940,234	8,072	7,550
Credit contracts	31,624	515	425
Foreign exchange contracts	362,658	5,494	5,087
Commodity contracts	60,883	1	1

Total	¥3,434,602	¥15,093	¥14,181

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,184	¥24	¥1
Foreign exchange contracts	93	1	—

Total	¥1,277	¥25	¥1

Total derivatives	¥3,435,879	¥15,118	¥14,182

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		March 31, 2019
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥45,721	¥851	¥920
Interest rate contracts	2,243,179	8,612	8,290
Credit contracts	35,343	533	464
Foreign exchange contracts	310,677	4,912	4,842
Commodity contracts	241	1	1

Total	¥2,635,161	¥14,909	¥14,517

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,002	¥20	¥—
Foreign exchange contracts	146	0	—

Total	¥1,148	¥20	¥—

Total derivatives	¥2,636,309	¥14,929	¥14,517

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(3)

As of March 31, 2018 and 2019, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

(4)

Due to the changes in our accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of previously reported amounts have been made to conform to the current year presentation. Please refer to Note 1. “Summary of accounting policies” for further details.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets as of March 31, 2018 and 2019 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2018(6)		March 31, 2019
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥748	¥769	¥636	¥611
Exchange-traded	263	349	215	309
Interest rate contracts
OTC settled bilaterally	6,938	6,522	7,295	6,946
OTC centrally-cleared	1,142	1,020	1,327	1,341
Exchange-traded	16	9	10	3
Credit contracts
OTC settled bilaterally	390	300	355	283
OTC centrally-cleared	125	125	176	178
Exchange-traded	—	—	2	3
Foreign exchange contracts
OTC settled bilaterally	5,495	5,087	4,912	4,842
OTC centrally-cleared	—	—	—	—
Commodity contracts
OTC settled bilaterally	—	—	—	—
Exchange-traded	1	1	1	1

Total gross derivative balances(2)	¥15,118	¥14,182	¥14,929	¥14,517
Less: Amounts offset in the consolidated balance sheets(3)	(14,094)	(13,457)	(14,077)	(13,710)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,024	¥725	¥852	¥807

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen		Billions of yen
	March 31, 2018(6)		March 31, 2019(6)
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	¥(228)	¥(72)	¥(115)	¥(86)

Net amount	¥796	¥653	¥737	¥721

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2018, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥150 billion and ¥276 billion, respectively. As of March 31, 2019, the gross balance of such derivative assets and derivative liabilities was ¥277 billion and ¥374 billion, respectively.

(3)

Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2018, Nomura offset a total of ¥1,201 billion of cash collateral receivables against net derivative liabilities and ¥1,838 billion of cash collateral payables against net derivative assets. As of March 31, 2019, Nomura offset a total of ¥1,259 billion of cash collateral receivables against net derivative liabilities and ¥1,626 billion of cash collateral payables against net derivative assets.

(4)

Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)

Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2018, a total of ¥167 billion of cash collateral receivables and ¥391 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2019, a total of ¥140 billion of cash collateral receivables and ¥407 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

(6)

During the year ended March 31, 2018, the rules of a specific central clearing house were amended such that daily variation margin payments and receipts against specific types of derivative now legally represent partial settlement of the derivative rather than margin. These payments and receipts are accounted for as partial settlement of the derivative rather than cash collateral. In addition, due to the changes in our accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of previously reported amounts have been made to conform to the current year presentation. Please refer to Note 1. “Summary of accounting policies” for further details.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2017, 2018, 2019 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2017	2018	2019
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥65	¥106	¥(32)
Interest rate contracts	180	(257)	104
Credit contracts	(45)	129	(19)
Foreign exchange contracts	(284)	49	(50)
Commodity contracts	36	22	10

Total	¥(48)	¥49	¥13

(1)

Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(2)

Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2017, 2018 and 2019, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2017, 2018 and 2019 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2017	2018	2019
Derivatives designated as hedging instruments:
Interest rate contracts	¥(8)	¥(1)	¥6
Foreign exchange contracts	2	9	—

Total	¥(6)	¥8	¥6

Hedged items:
Long-term borrowings	¥8	¥1	¥(6)
Non-trading debt securities	(2)	(9)	—

Total	¥6	¥(8)	¥(6)

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

The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2017, 2018 and 2019.

	Billions of yen
	Year ended March 31
	2017	2018	2019
Hedging instruments:
Foreign exchange contracts	¥6	¥(11)	¥7

Total	¥6	¥(11)	¥7

(1)

The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2017, 2018 and 2019.

(2)	¥1 billion of gain on net investment hedges, which have been deferred in the preceding years, was recognized during the year ended March 31, 2018.

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

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2019, was ¥486 billion with related collateral pledged of ¥410 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2019, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥3 billion.

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

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2018 and 2019.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2019
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(47)	¥9,206	¥2,346	¥3,402	¥2,469	¥989	¥6,555
Credit default indices	(117)	5,735	612	1,644	2,849	630	4,330
Other credit risk related portfolio products	14	231	31	82	115	3	165

Total	¥(150)	¥15,172	¥2,989	¥5,128	¥5,433	¥1,622	¥11,050

(1)

Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2018
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥466	¥928	¥2,763	¥3,476	¥1,369	¥269	¥9,271
Credit default indices	135	44	1,779	1,949	736	199	4,842
Other credit risk related portfolio products	16	—	4	68	118	100	306

Total	¥617	¥972	¥4,546	¥5,493	¥2,223	¥568	¥14,419

	Billions of yen
	March 31, 2019
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥520	¥915	¥2,537	¥3,411	¥1,439	¥384	¥9,206
Credit default indices	35	72	1,582	2,663	1,068	315	5,735
Other credit risk related portfolio products	—	—	1	139	25	66	231

Total	¥555	¥987	¥4,120	¥6,213	¥2,532	¥765	¥15,172

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

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

As of March 31, 2019 there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

4. Revenue from services provided to customers

Revenues by types of service

The following table presents revenue earned by Nomura from providing services to customers by relevant line item in Nomura’s consolidated statement of income for the year ended March 31, 2019.

Millions of yen
Year ended March 31
2019
Commissions	¥293,069
Fees from investment banking	101,521
Asset management and portfolio service fees	245,519
Other revenue	54,284

Total	¥694,393

Amounts reported in Commissions is principally recognized from Trade execution and clearing services provided to the customers, and about half of which is reported in Retail Division and the remaining balance is mainly reported in Wholesale Division. Fees from investment banking is recognized from Financial advisory services as well as Underwriting and syndication services provided to the customers, and is predominantly reported in Wholesale Division and the remaining balance is mainly reported in Retail Division. Asset management and portfolio service fees is recognized from Asset management services provided to the customers, and is predominantly reported in Asset Management Division and the remaining balance is mainly reported in Retail Division. Other is primarily reported in Other segment.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Trade execution and clearing services	• Buying and selling of securities on behalf of customers • Clearing of securities and derivatives on behalf of customers

•  Execution and clearing commissions recognized at a point in time, namely trade date.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Asset management services

•  Management of funds, investment trusts and other investment vehicles

•  Provision of investment advisory services

•  Distribution of fund units

•  Providing custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

• Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customers

•  Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically received every month, three months or six months.

The underlying contracts entered into by Nomura in order to provide the services described above typically do not have significant financing components within the contracts either provided to or from Nomura. If such components did not exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain rights of return or similar features for the customer.

Nomura adopted ASU 2014-09 “Revenue from Contracts with Customers” by modified retrospective adoption from April 1, 2018. As a result of revised principal-versus-agency guidance, Revenue—Commissions and Non-interest expenses—Commissions and floor brokerage were decreased by ¥17,297 million as a change in the presentation of certain trade execution revenues and associated costs from a gross to a net basis in the consolidated statement of income for the year ended March 31, 2019. Impact from earlier recognition of certain asset management distribution fees on adoption date is noted in Note 1. “Summary of accounting policies: New accounting pronouncements adopted during the current year” and there was no material impact in consolidated income statement for the year ended March 31, 2019.

Other than above, there were no material impacts in our consolidated financial statements.

Customer contract balances

When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A contract asset represents accrued revenue recognized by Nomura for completing or partially completing a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditioned on something other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for providing the service. Both contract assets and customer contract receivables are reported in Receivables from Customers within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to provide refunds and obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in Payables to Customers within Nomura’s consolidated balance sheet.

The following table presents the balances of customer contract receivables, contract assets and contract liabilities in scope of ASC 606 as of April 1, 2018 and March 31, 2019. The amount of contract assets as of April 1, 2018 and March 31, 2019 were immaterial.

	Millions of yen
	April 1, 2018	March 31, 2019
Customer contract receivables	¥68,927	¥78,226
Contract liabilities(1)	3,792	4,971

(1)	Contract liabilities primarily rise from investment advisory services and recognized in connection with the term of the contract based on time elapsed.

The balance of contract liabilities as of April 1, 2018 were recognized as revenue for the year ended March 31, 2019. Nomura recognized ¥1,334 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2019.

Transaction price allocated to the remaining performance obligations

As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2019.

Nomura retains no significant transactions for which individual estimated contract period exceeds one year. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.

Customer contract costs

As permitted by ASC 340 “Other Assets and Deferred Costs,” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of April 1, 2018 and March 31, 2019 were not significant.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2018 and 2019, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2018
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥29,975	¥6,681	¥34,880	¥2,130
Less: Amounts offset in the consolidated balance sheets(2)	(20,121)	(305)	(20,121)	(305)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥9,854	¥6,376	¥14,759	¥1,825

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(8,657)	(5,247)	(11,886)	(674)
Cash collateral	(33)	—	3	—

Net amount	¥1,164	¥1,129	¥2,876	¥1,151

	Billions of yen
	March 31, 2019
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥32,312	¥4,087	¥34,154	¥1,512
Less: Amounts offset in the consolidated balance sheets(2)	(19,117)	—	(19,117)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥13,195	¥4,087	¥15,037	¥1,512

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(11,445)	(2,580)	(10,443)	(1,198)
Cash collateral	(26)	—	—	—

Net amount	¥1,724	¥1,507	¥4,594	¥314

(1)

Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2018, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,039 billion and ¥2,827 billion, respectively. As of March 31, 2018, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,049 billion and ¥177 billion, respectively. As of March 31, 2019, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥749 billion and ¥3,575 billion, respectively. As of March 31, 2019, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,398 billion and ¥209 billion, respectively.
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

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2019. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2019
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥14,657	¥15,827	¥2,031	¥1,302	¥337	¥34,154
Securities lending transactions	996	157	159	155	45	1,512

Total gross recognized liabilities(2)	¥15,653	¥15,984	¥2,190	¥1,457	¥382	¥35,666

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
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

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2019. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2019
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥149	¥1,223	¥1,372
Japanese government, agency and municipal securities	742	—	742
Foreign government, agency and municipal securities	26,730	21	26,751
Bank and corporate debt securities	2,330	98	2,428
Commercial mortgage-backed securities (“CMBS”)	25	—	25
Residential mortgage-backed securities (“RMBS”)(1)	4,001	—	4,001
Collateralized debt obligations (“CDOs”) and other	162	—	162
Investment trust funds and other	15	170	185

Total gross recognized liabilities(2)	¥34,154	¥1,512	¥35,666

(1)	Includes ¥3,860 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations.
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

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2018 and 2019.

	Billions of yen
	March 31
	2018	2019
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥48,434	¥46,924
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	40,420	38,551

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

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2018 and 2019.

	Millions of yen
	March 31
	2018	2019
Trading assets:
Equities and convertible securities	¥156,429	¥135,927
Government and government agency securities	956,089	984,429
Bank and corporate debt securities	65,864	61,547
Commercial mortgage-backed securities (“CMBS”)	1	0
Residential mortgage-backed securities (“RMBS”)	2,618,336	2,535,244
Collateralized debt obligations (“CDOs”) and other(1)	30,497	42,607
Investment trust funds and other	7,689	14,926

	¥3,834,905	¥3,774,680

Non-trading debt securities	23,566	1,031
Investments in and advances to affiliated companies	¥12,042	¥501

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2018 and 2019.

	Millions of yen
	March 31
	2018	2019
Loans and receivables	¥15,573	¥42,544
Trading assets and private equity	1,456,140	1,589,483
Office buildings, land, equipment and facilities	5,585	5,371
Non-trading debt securities	192,046	142,092
Other	112	151

	¥1,669,456	¥1,779,641

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 11 “Borrowings” for further information regarding trading balances of secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Non-trading securities:

As Nomura disposed of the interest in its insurance subsidiary, there are no unrealized gains and losses of non-trading securities recognized in other comprehensive income as of March 31, 2018 and 2019.

For the year ended March 31, 2018, non-trading securities of ¥40,643 million were disposed of resulting in ¥3,040 million of realized gains and ¥1,688 million of realized losses. Total proceeds received from these disposals were ¥41,994 million. Related gains and losses were computed using the average method.

There were no transfers of non-trading securities to trading assets for the year ended March 31, 2018.

Where the fair value of non-trading securities held by the insurance subsidiary has declined below amortized cost, these were assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considered quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss existed, for equity securities, the security was written down to fair value, with the entire difference between fair value and amortized cost recognized within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss was also recognized within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it was more likely than not that Nomura would be required to sell the debt security before recovery of amortized cost. If Nomura did not intend to sell the debt security and it was not more likely than not that Nomura would be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss was recognized through earnings and any non-credit loss component was recognized within Other comprehensive income (loss).

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

7. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2018 and 2019, Nomura received cash proceeds from SPEs in new securitizations of ¥116 billion and ¥174 billion, respectively, and the associated gain (loss) on sale was not significant. For the years ended March 31, 2018 and 2019, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,785 billion and ¥1,308 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,065 billion and ¥991 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,918 billion and ¥4,488 billion as of March 31, 2018 and 2019, respectively. Nomura’s retained interests were ¥288 billion and ¥138 billion as of March 31, 2018 and 2019, respectively. For the years ended March 31, 2018 and 2019, Nomura received cash flows of ¥64 billion and ¥20 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura does not provide financial support to SPEs beyond its contractual obligations as of March 31, 2018 and 2019.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2018 and 2019.

	Billions of yen
	March 31, 2018
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥288	¥—	¥288	¥288	¥0
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	0	0	0	0

Total	¥—	¥288	¥0	¥288	¥288	¥0

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥138	¥—	¥138	¥138	¥0
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	0	0	0	0	0

Total	¥—	¥138	¥0	¥138	¥138	¥0

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2019, predominantly all of the retained interests held by Nomura were valued using observable prices.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2018 and 2019. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2018	2019
Assets
Trading assets
Equities	¥1	¥—
Debt securities	20	—
CMBS and RMBS	—	—
Loans	1	15

Total	¥22	¥15

Liabilities
Long-term borrowings	¥21	¥15

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2018 and 2019. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2018	2019
Consolidated VIE assets
Cash and cash equivalents	¥23	¥20
Trading assets
Equities	712	780
Debt securities	436	426
CMBS and RMBS	4	43
Investment trust funds and other	12	5
Derivatives	20	17
Private equity investments	2	2
Office buildings, land, equipment and facilities	25	55
Other	66	71

Total	¥1,300	¥1,419

Consolidated VIE liabilities
Trading liabilities
Derivatives	22	23
Borrowings
Short-term borrowings	124	151
Long-term borrowings	829	884
Other	2	3

Total	¥977	¥1,061

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

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2018 and 2019. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2018
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥35	¥—	¥35
Debt securities	110	—	110
CMBS and RMBS	2,775	—	2,775
Investment trust funds and other	174	—	174
Derivatives	—	—	—
Private equity investments	13	—	13
Loans	455	—	455
Other	17	—	17
Commitments to extend credit and other guarantees	—	—	71

Total	¥3,579	¥—	¥3,650

	Billions of yen
	March 31, 2019
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥29	¥—	¥29
Debt securities	109	—	109
CMBS and RMBS	2,654	—	2,654
Investment trust funds and other	153	—	153
Derivatives	—	—	—
Private equity investments	12	—	12
Loans	593	—	593
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	84

Total	¥3,561	¥—	¥3,645

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Financing receivables:

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

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2018, and 2019 by portfolio segment.

	Millions of yen
	March 31, 2018
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥491,559	¥—	¥491,559
Short-term secured margin loans	429,075	—	429,075
Inter-bank money market loans	1,385	—	1,385
Corporate loans	986,347	554,137	1,540,484

Total loans receivable	¥1,908,366	¥554,137	¥2,462,503

Advances to affiliated companies	—	—	—

Total	¥1,908,366	¥554,137	¥2,462,503

	Millions of yen
	March 31, 2019
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥565,603	¥—	¥565,603
Short-term secured margin loans	334,389	5,088	339,477
Inter-bank money market loans	1,699	—	1,699
Corporate loans	977,942	659,497	1,637,439

Total loans receivable	¥1,879,633	¥664,585	¥2,544,218

Advances to affiliated companies	—	—	—

Total	¥1,879,633	¥664,585	¥2,544,218

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases nor sales of loans receivable during the year ended March 31, 2018. During the same period, there were no significant reclassifications of loans receivable to trading assets.

There were no significant purchases nor sales of loans receivable during the year ended March 31, 2019. During the same period, there were no significant reclassifications of loans receivable to trading assets.

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

The specific component of the allowance reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior credit loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. Impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present changes in the total allowance for credit losses for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen
	Year ended March 31, 2017
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥912	¥66	¥7	¥8	¥0	¥993	¥2,484	¥3,477
Provision for credit losses	72	5	(7)	465	—	535	(12)	523
Charge-offs	(16)	(5)	—	—	0	(21)	—	(21)
Other(1)	—	(66)	—	0	—	(66)	(362)	(428)

Ending balance	¥968	¥—	¥—	¥473	¥0	¥1,441	¥2,110	¥3,551

	Millions of yen
	Year ended March 31, 2018
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥968	¥—	¥—	¥473	¥0	¥1,441	¥2,110	¥3,551
Provision for credit losses	172	—	—	(26)	—	146	24	170
Charge-offs	0	—	—	—	0	0	—	0
Other(1)	—	—	—	(30)	—	(30)	(177)	(207)

Ending balance	¥1,140	¥—	¥—	¥417	¥—	¥1,557	¥1,957	¥3,514

	Millions of yen
	Year ended March 31, 2019
	Allowance for credit losses against loans						Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥1,140	¥ —	¥—	¥417	¥—	¥1,557	¥1,957	¥3,514
Provision for credit losses	7	364	—	434	—	805	30	835
Charge-offs	(95)	—	—	(0)	—	(95)	(102)	(197)
Other(1)	—	6	—	17	—	23	(6)	17

Ending balance	¥1,052	¥370	¥—	¥868	¥—	¥2,290	¥1,879	¥4,169

(1)	Includes the effect of foreign exchange movements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2018 and 2019.

	Millions of yen
	March 31, 2018
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥—	¥—	¥417	¥417
Evaluated collectively	1,140	—	—	0	1,140

Total allowance for credit losses	¥1,140	¥—	¥—	¥417	¥1,557

Loans by impairment methodology
Evaluated individually	¥2,800	¥162,017	¥1,385	¥978,501	¥1,144,703
Evaluated collectively	488,759	267,058	—	7,846	763,663

Total loans	¥491,559	¥429,075	¥1,385	¥986,347	¥1,908,366

	Millions of yen
	March 31, 2019
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥370	¥—	¥868	¥1,238
Evaluated collectively	1,052	—	—	—	1,052

Total allowance for credit losses	¥1,052	¥370	¥—	¥868	¥2,290

Loans by impairment methodology
Evaluated individually	¥2,792	¥166,148	¥1,699	¥976,096	¥1,146,735
Evaluated collectively	562,811	168,241	—	1,846	732,898

Total loans	¥565,603	¥334,389	¥1,699	¥977,942	¥1,879,633

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

As of March 31, 2019, the amount of loans which were on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

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

As of March 31, 2019, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant

The amounts of TDRs which occurred during the years ended March 31, 2018 and 2019 were not significant.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2018 and 2019.

	Millions of yen
	March 31, 2018
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥152,137	¥106,385	¥—	¥46,948	¥305,470
Unsecured loans at banks	186,089	—	—	—	186,089
Short-term secured margin loans	—	—	—	429,075	429,075
Unsecured inter-bank money market loans	1,385	—	—	—	1,385
Secured corporate loans	273,894	701,761	—	3,555	979,210
Unsecured corporate loans	—	—	—	7,137	7,137
Advances to affiliated companies	—	—	—	—	—

Total	¥613,505	¥808,146	¥—	¥486,715	¥1,908,366

	Millions of yen
	March 31, 2019
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥149,048	¥127,309	¥—	¥54,545	¥330,902
Unsecured loans at banks	233,201	1,500	—	—	234,701
Short-term secured margin loans	—	—	—	334,389	334,389
Unsecured inter-bank money market loans	1,699	—	—	—	1,699
Secured corporate loans	474,305	439,156	—	4,025	917,486
Unsecured corporate loans	16,467	311	—	43,678	60,456
Advances to affiliated companies	—	—	—	—	—

Total	¥874,720	¥568,276	¥—	¥436,637	¥1,879,633

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default—more than that of ‘B range.’

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

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

9. Leases:

Nomura as lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2018 and 2019.

	Millions of yen
	March 31
	2018			2019
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,053	¥(1,657)	¥1,396	¥2,771	¥(1,498)	¥1,273
Aircraft	24,989	(54)	24,935	55,130	(310)	54,820

Total	¥28,042	¥(1,711)	¥26,331	¥57,901	¥(1,808)	¥56,093

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥717 million, ¥1,377 million and ¥2,292 million for the years ended March 31, 2017, 2018 and 2019, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancellable operating leases as of March 31, 2019 were ¥48,564 million and these future minimum lease payments to be received are scheduled as below:

	Millions of yen
	Total	Years of receipt
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥48,564	¥4,500	¥4,500	¥4,500	¥4,462	¥4,255	¥26,347

Nomura as lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities in Japan and overseas under noncancellable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2017, 2018 and 2019 were ¥42,919 million, ¥44,202 million and ¥44,564 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the future minimum lease payments under noncancellable operating leases with remaining terms exceeding one year as of March 31, 2019:

Millions of yen
March 31
2019
Total minimum lease payments	¥106,553
Less: Sublease rental income	(9,742)

Net minimum lease payments	¥96,811

The future minimum lease payments above are scheduled as below as of March 31, 2019:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥106,553	¥16,207	¥13,280	¥9,029	¥8,012	¥7,312	¥52,713

Nomura leases certain equipment and facilities in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amounts of capital lease assets as of March 31, 2018 and 2019 were ¥28,653 million and ¥26,561 million, respectively and accumulated depreciations on such capital lease assets as of March 31, 2018 and 2019 were ¥8,791 million and ¥8,272 million, respectively.

The following table presents the future minimum lease payments under capital leases as of March 31, 2019:

Millions of yen
March 31
2019
Total minimum lease payments	¥42,197
Less: Amount representing interest	(25,507)

Present value of net lease payments	¥16,690

The future minimum lease payments above are scheduled as below as of March 31, 2019:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥42,197	¥3,862	¥3,953	¥3,945	¥3,818	¥3,782	¥22,837

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2018 and 2019.

	Millions of yen
	March 31
	2018	2019
Other assets—Other:
Securities received as collateral	¥301,072	¥282,656
Goodwill and other intangible assets	99,455	19,792
Deferred tax assets	16,135	15,026
Investments in equity securities for other than operating purposes(1)	192,819	175,015
Prepaid expenses	14,561	14,544
Other	284,092	241,058

Total	¥908,134	¥748,091

Other liabilities:
Obligation to return securities received as collateral	¥301,072	¥282,656
Accrued income taxes	34,181	11,898
Other accrued expenses and provisions	448,423	401,408
Other	166,858	162,905

Total	¥950,534	¥858,867

(1)

Includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments were comprised of listed equity securities and unlisted equity securities of ¥63,132 million and ¥129,687 million respectively, as of March 31, 2018, and ¥45,712 million and ¥129,303 million respectively, as of March 31, 2019. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of income.

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

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2018 and 2019.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2019
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment(2)	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥89,492	¥(11,442)	¥78,050	¥—	¥(81,372)	¥3,322	¥92,814	¥(92,814)	¥—
Other	473	—	473	—	—	1	474	—	474

Total	¥89,965	¥(11,442)	¥78,523	¥—	¥(81,372)	¥3,323	¥93,288	¥(92,814)	¥474

(1)	Includes currency translation adjustments.
(2)

For the year ended March 31, 2019, Nomura recognized impairment losses on goodwill of ¥81,372 million within the Wholesale segment. Nomura performed an impairment test based on recent Wholesale performance and changes in the operating environment, and impaired goodwill within the Wholesale segment. As a result, the balance of goodwill within the Wholesale segment as of March 31, 2019 was ¥nil. These impairment losses were recorded within Non-interest expense—Other in the consolidated statements of income. The fair values were determined based on a DCF method.

The following table presents finite-lived intangible assets by type as of March 31, 2018 and 2019.

	Millions of yen
	March 31, 2018			March 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥62,577	¥(51,066)	¥11,511	¥64,381	¥(54,686)	¥9,695
Other	1,030	(162)	868	1,050	(280)	770

Total	¥63,607	¥(51,228)	¥12,379	¥65,431	¥(54,966)	¥10,465

Amortization expenses for the years ended March 31, 2017, 2018 and 2019 were ¥4,535 million, ¥3,324 million and ¥2,504 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2020	¥3,328
2021	3,154
2022	2,660
2023	188
2024	181

The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥8,553 million and ¥8,853 million as of March 31, 2018 and 2019, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Borrowings:

The following table presents short-term and long-term borrowings of Nomura as of March 31, 2018 and 2019.

	Millions of yen
	March 31
	2018	2019
Short-term borrowings(1):
Commercial paper	¥179,291	¥313,000
Bank borrowings	108,801	77,101
Other	455,405	451,657

Total	¥743,497	¥841,758

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥2,929,128	¥3,109,606
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	917,154	925,215
Non-Japanese yen denominated	1,127,503	1,048,497
Floating-rate obligations:
Japanese yen denominated	725,235	848,470
Non-Japanese yen denominated	174,205	265,154
Index / Equity-linked obligations:
Japanese yen denominated	850,291	978,438
Non-Japanese yen denominated	631,674	715,891

	4,426,062	4,781,665

Subtotal	7,355,190	7,891,271

Trading balances of secured borrowings	27,317	24,498

Total	¥7,382,507	¥7,915,769

(1)	Includes secured borrowings of ¥96,840 million as of March 31, 2018 and ¥173,690 million as of March 31, 2019.
(2)	Includes secured borrowings of ¥111,147 million as of March 31, 2018 and ¥65,517 million as of March 31, 2019.
(3)	Includes secured borrowings of ¥888,088 million as of March 31, 2018 and ¥910,224 million as of March 31, 2019.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2018	2019
Debt issued by the Company	¥2,869,462	¥2,869,376
Debt issued by subsidiaries—guaranteed by the Company	2,232,635	2,590,768
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,280,410	2,455,625

Total	¥7,382,507	¥7,915,769

(1)	Includes trading balances of secured borrowings.

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

As of March 31, 2019, fixed-rate long-term borrowings mature between 2019 and 2067 at interest rates ranging from 0.00% to 24.40%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2019 and 2049 at interest rates ranging from 0.00% to 6.78%. Index / Equity-linked obligations mature between 2019 and 2049 at interest rates ranging from 0.00% to 30.30%.

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

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2018 and 2019.

	March 31
	2018	2019
Short-term borrowings	0.55%	1.00%
Long-term borrowings	1.13%	1.33%
Fixed-rate obligations	1.25%	1.28%
Floating-rate obligations	1.19%	1.57%
Index / Equity-linked obligations	0.79%	0.86%

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2019:

Year ending March 31	Millions of yen
2020	¥801,209
2021	1,030,671
2022	630,651
2023	632,196
2024	701,620
2025 and thereafter	4,094,924

Subtotal	7,891,271

Trading balances of secured borrowings	24,498

Total	¥7,915,769

Borrowing facilities

As of March 31, 2018 and 2019, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.

Subordinated borrowings

As of March 31, 2018 and 2019, subordinated borrowings were ¥428,200 million and ¥418,200 million, respectively.

12. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income (loss) attributable to NHI shareholders by the weighted average number of the Company’s common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of the Company’s common shares is adjusted to reflect all dilutive instruments where the Company’s common shares are potentially deliverable during the year. In addition, net income (loss) attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2017	2018	2019
Basic—
Net income (loss) attributable to NHI shareholders	¥239,617	¥219,343	¥(100,442)

Weighted average number of shares outstanding	3,560,775,652	3,474,593,441	3,359,564,840

Net income (loss) attributable to NHI shareholders per share	¥67.29	¥63.13	¥(29.90)

Diluted—
Net income (loss) attributable to NHI shareholders	¥239,475	¥219,266	¥(100,525)

Weighted average number of shares outstanding	3,647,729,909	3,543,602,532	3,359,566,740

Net income (loss) attributable to NHI shareholders per share	¥65.65	¥61.88	¥(29.92)

Net income (loss) attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2017, 2018 and 2019 arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2017, 2018 and 2019.

Antidilutive stock options and other stock-based compensation plans to purchase or deliver 7,927,900, 13,035,600 and 104,496,000 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2017, 2018 and 2019, respectively.

Subsequent Events

On April 25, 2019, the Company adopted a resolution to grant Restricted Stock Units (“RSUs”). See Note 14 “Deferred compensation awards” for further information.

On June 18, 2019, the Company adopted a resolution to set up a share buyback program. See Note 18 “Shareholders’ equity” for further information.

13. Employee benefit plans:

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

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥10,305 million and ¥12,762 million as of March 31, 2018 and 2019, respectively.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2017, 2018 and 2019. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2017	2018	2019
Service cost	¥8,909	¥9,565	¥11,270
Interest cost	1,444	2,258	2,180
Expected return on plan assets	(6,004)	(6,066)	(6,068)
Amortization of net actuarial losses	2,867	2,979	3,831
Amortization of prior service cost	(1,090)	(1,061)	(1,059)

Net periodic benefit cost	¥6,126	¥7,675	¥10,154

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2018 and 2019.

	Millions of yen
	As of or for the year ended March 31
	2018	2019
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥269,736	¥287,983
Service cost	9,565	11,270
Interest cost	2,258	2,180
Actuarial gain	17,004	25,855
Benefits paid	(10,581)	(11,953)
Acquisition, divestitures and other	1	88

Projected benefit obligation at end of year	¥287,983	¥315,423

Change in plan assets:
Fair value of plan assets at beginning of year	¥233,945	¥234,050
Actual return on plan assets	5,128	3,574
Employer contributions	4,139	4,484
Benefits paid	(9,162)	(9,223)

Fair value of plan assets at end of year	¥234,050	¥232,885

Funded status at end of year	(53,933)	(82,538)

Amounts recognized in the consolidated balance sheets	¥(53,933)	¥(82,538)

The accumulated benefit obligation (“ABO”) was ¥287,983 million and ¥315,423 million as of March 31, 2018 and 2019, respectively.

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2018 and 2019.

	Millions of yen
	March 31
	2018	2019
Plans with ABO in excess of plan assets:
PBO	¥53,933	¥82,538
ABO	53,933	82,538
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥53,933	¥82,538
ABO	53,933	82,538
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in Accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2019.

Millions of yen
For the year ended March 31, 2019
Net actuarial loss	¥109,422
Net prior service cost	(5,518)

Total	¥103,904

Pre-tax amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2020
Net actuarial loss	¥5,319
Net prior service cost	(1,114)

Total	¥4,205

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2018 and 2019.

	March 31
	2018	2019
Discount rate	0.8%	0.6%
Rate of increase in compensation levels	1.7%	1.6%

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2017, 2018 and 2019.

	Year ended March 31
	2017	2018	2019
Discount rate	0.6%	0.9%	0.8%
Rate of increase in compensation levels	2.5%	2.5%	1.7%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%

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

The plan assets of domestic plans target to invest 15% in equities (including private equity investments), 44% in debt securities, 25% in life insurance company general accounts, and 16% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in the portfolio assumptions.

For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “Fair value measurements”.

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2018 and March 31, 2019 within the fair value hierarchy.

	Millions of yen
	March 31, 2018
	Level 1	Level 2	Level 3	Balance as of March 31, 2018
Pension plan assets:
Equities	¥27,001	¥—	¥—	¥27,001
Private equity investments	—	2,473	3,639	6,112
Japanese government securities	40,938	—	—	40,938
Foreign government, agency and municipal securities	—	—	—	—
Bank and corporate debt securities	2,351	2,218	—	4,569
Investment trust funds and other(1)(2)	—	6,291	53,681	59,972
Life insurance company general accounts	—	53,835	—	53,835
Other assets	—	40,679	—	40,679

Total	¥70,290	¥105,496	¥57,320	¥233,106

	Millions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Balance as of March 31, 2019
Pension plan assets:
Equities	¥21,991	¥—	¥—	¥21,991
Private equity investments	—	9,145	3,823	12,968
Japanese government securities	25,980	—	—	25,980
Foreign government, agency and municipal securities	—	22	—	22
Bank and corporate debt securities	2,566	2,082	—	4,648
Investment trust funds and other(1)(2)	—	6,070	56,007	62,077
Life insurance company general accounts	—	64,437	—	64,437
Other assets	—	39,748	—	39,748

Total	¥50,537	¥121,504	¥59,830	¥231,871

(1)	Includes hedge funds and real estate funds.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)

Certain assets that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2018 and March 31, 2019, the fair values of these assets were ¥944 million and ¥1,014 million, respectively.

The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2018 was ¥3,407 million, ¥166 million and ¥37,893 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2019 was ¥3,711 million, ¥167 million and ¥38,991 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments.

The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2018
	Balance as of April 1, 2017	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2018
Private equity investments	¥6,785	¥(657)	¥(2,489)	¥3,639
Investment trust funds and other	49,721	253	3,707	53,681

Total	¥56,506	¥(404)	¥1,218	¥57,320

	Millions of yen
	Year ended March 31, 2019
	Balance as of April 1, 2018	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2019
Private equity investments	¥3,639	¥(349)	¥533	¥3,823
Investment trust funds and other	53,681	792	1,534	56,007

Total	¥57,320	¥443	¥2,067	¥59,830

The fair value of Level 3 plan assets of non-Japanese entities’ plans, mainly consisting of annuities, was ¥37,893 million and ¥38,991 million as of March 31, 2018 and 2019, respectively. The amount of unrealized profit (loss) of Level 3 assets was ¥423 million and ¥4,358 million as of March 31, 2018 and 2019, respectively. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2018 and 2019 were not significant.

Cash Flows

Nomura expects to contribute ¥4,484 million to Japanese entities’ plans in the year ending March 31, 2019. Nomura policy is to contribute annual amounts based on the relevant local funding requirements of the plans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2020	¥11,272
2021	10,458
2022	10,649
2023	11,022
2024	11,521
2025-2029	59,625

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,636 million, ¥3,627 million and ¥3,614 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2017, 2018 and 2019, respectively.

The contributions to overseas defined contribution pension plans were ¥8,650 million, ¥9,265 million and ¥9,293 million for the years ended March 31, 2017, 2018 and 2019, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥8,138 million, ¥8,082 million and ¥9,828 million for the years ended March 31, 2017, 2018 and 2019, respectively.

14. Deferred compensation awards:

Nomura issues deferred compensation awards to senior management and employees, certain of which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.

These stock-based compensation awards comprise Restricted Stock Unit (“RSU”) awards, Plan A and Plan B Stock Acquisition Right (“SAR”) awards, Notional Stock Unit (“NSU”) awards, and Collared Notional Stock Unit (“CSU”) awards. SAR Plan A awards are awards of stock options while RSU awards, SAR Plan B awards, NSU awards and CSU awards are analogous to awards of restricted common stock. The Company also issues other deferred compensation awards, namely Notional Indexed Unit (“NIU”) awards which are linked to a world stock index quoted by Morgan Stanley Capital International.

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

RSU awards

The Company introduced RSU awards in the fiscal year ended March 31, 2019, and granted the first RSU awards in May 2018. For each RSU award, one common stock of the Company is delivered.

The awards generally have a graded vesting period over three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

The grant date fair value per awards is determined using the price of the Company’s common stock.

The following table presents activity relating to RSU awards for the year ended March 31, 2019.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2018	—	¥—	—
Granted	50,284,100	530
Forfeited	(1,765,900)	537
Delivered	—	—

Outstanding as of March 31, 2019	48,518,200	¥530	1.3

The weighted-average grant date fair value per award for the year ended March 31, 2019 was ¥530. There were no vested awards nor delivered shares for the year ended March 31, 2019.

The aggregate intrinsic value of RSU awards outstanding as of March 31, 2019 was ¥19,417 million.

As of March 31, 2019, total unrecognized compensation cost relating to RSU awards was ¥4,980million which is expected to be recognized over a weighted average period of 1.7years.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The weighted-average grant date fair value of SAR Plan A awards granted during the years ended March 31, 2017, 2018 and 2019 was ¥126, ¥110 and ¥79 per share, respectively. The weighted-average assumptions used in each of these years were as follows.

	Year ended March 31
	2017	2018	2019
Expected volatility	40.95%	35.30%	33.30%
Expected dividends yield	2.30%	3.07%	3.67%
Expected lives (in years)	4.5	4.5	4.5
Risk-free interest rate	0.03%	0.10%	0.10%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2019.

	Outstanding (number of Nomura shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2018	15,070,300	¥671	4.1
Granted	2,556,500	573
Exercised	(992,600)	299
Forfeited	(49,300)	646
Expired	(45,600)	299

Outstanding as of March 31, 2019	16,539,300	¥679	3.9

Exercisable as of March 31, 2019	11,458,600	¥701	2.9

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2017, 2018 and 2019 was ¥330 million, ¥450 million and ¥241 million, respectively.

The aggregate intrinsic value of SAR Plan A awards outstanding and exercisable as of March 31, 2019 was both ¥102 million and ¥102 million, respectively.

As of March 31, 2019, total unrecognized compensation cost relating to SAR Plan A awards was ¥252 million which is expected to be recognized over a weighted average period of 1.3 years. The total fair value of SAR Plan A awards which vested during the years ended March 31, 2017, 2018 and 2019 was ¥nil, respectively.

SAR Plan B awards

The Company issues SAR Plan B awards linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock, have an

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exercise price of ¥1 per share and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations.

The grant date fair value of SAR Plan B awards is determined using the price of the Company’s common stock.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2019. No new SAR Plan B awards have been granted since April 1, 2018.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2018	57,937,600	¥518	4.7
Granted	—	—
Exercised	(16,671,700)	544
Forfeited	(754,100)	470
Expired	(1,118,900)	489

Outstanding as of March 31, 2019	39,392,900	¥508	4.1

Exercisable as of March 31, 2019	22,913,700	¥530	2.9

The weighted-average grant date fair value per share for the years ended March 31, 2017 and 2018 was ¥375 and ¥588, respectively. No SAR Plan B award was granted for the year ended March 31, 2019.

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2017, 2018 and 2019 was ¥21,014 million, ¥21,740 million and ¥8,896 million, respectively.

The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2019 was ¥15,726 million and ¥9,147 million, respectively.

As of March 31, 2019, total unrecognized compensation cost relating to SAR Plan B awards was ¥351 million which is expected to be recognized over a weighted average period of 1.3 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2017, 2018 and 2019 was ¥23,310 million, ¥17,539 million and ¥10,757 million, respectively.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to RSU, SAR Plan A, and SAR Plan B awards for the years ended March 31, 2017, 2018 and 2019 was ¥8,960 million, ¥9,650 million and ¥21,814 million, respectively.

Cash received from the exercise of SAR Plan A, SAR Plan B, and RSU awards during the year ended March 31, 2019 was ¥313 million and the tax benefit realized from exercise of these awards was ¥700 million.

Total related tax benefits recognized in the consolidated statements of income relating to SAR Plan A awards, SAR Plan B, and RSU awards for the years ended March 31, 2017, 2018 and 2019 were ¥453 million, ¥566 million and ¥90 million, respectively. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 12 “Earnings per share” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table presents activity related to NSU and CSU awards for the year ended March 31, 2019. No new CSU awards have been granted since April 1, 2018.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2018	34,959,599	¥568		21,186,475	¥607
Granted	15,701,372	583	(1)	—	—
Vested	(19,041,605)	603	(2)	(11,639,940)	540	(2)
Forfeited	(582,808)			(786,096)

Outstanding as of March 31, 2019	31,036,558	¥389	(3)	8,760,439	¥603	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2019.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSU and CSU awards for the years ended March 31, 2017, 2018 and 2019 was ¥23,127 million, ¥24,286 million and ¥5,077 million, respectively.

Total unrecognized compensation cost relating to NSU awards, based on the fair value of these awards as of March 31, 2019, was ¥575 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years.

The total fair value of NSU awards which vested during the years ended March 31, 2017, 2018 and 2019 was ¥14,267 million, ¥17,103 million and ¥11,481 million, respectively.

Total unrecognized compensation cost relating to CSU awards, based on the fair value of these awards as of March 31, 2019, was ¥413 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.4 years.

The total fair value of CSU awards which vested during the years ended March 31, 2017, 2018 and 2019 was ¥15,186 million, ¥11,871 million and ¥6,282 million, respectively.

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIU awards to senior management and employees. NIU awards are cash-settled awards linked to a world stock index quoted by

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Morgan Stanley Capital International, with graded vesting periods generally over three years with certain longer vesting periods where required by local regulations.

The fair value of NIU awards is determined using the price of the index.

The following table presents activity relating to NIU awards for the year ended March 31, 2019. No new NIU awards have been granted since April 1, 2018.

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2018	13,283,976	$5,854
Granted	—	—
Vested	(7,802,159)	5,883	(2)
Forfeited	(316,073)

Outstanding as of March 31, 2019	5,165,744	$6,043	(3)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(3)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2019.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIU awards for the year ended March 31, 2017, 2018 and 2019 was ¥6,107 million, ¥8,697 million and ¥1,731 million, respectively.

Total unrecognized compensation cost relating to NIU awards, based on the fair value of these awards as of March 31, 2019, was ¥246 million which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.0 years.

The total fair value of NIU awards which vested during the years ended March 31, 2017, 2018 and 2019 was ¥10,802 million, ¥7,669 million and ¥5,091 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs, CSUs and NIU awards for the years ended March 31, 2017, 2018 and 2019 were ¥720 million, ¥779 million and ¥220 million, respectively.

Subsequent events

On April 25, 2019, the Company passed a resolution to grant RSU awards to certain senior management and employees. A total of 33,786,200 RSU awards have been granted which generally have a graded vesting period from one to three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

In May and June 2019, Nomura also granted NSU awards to senior management and employees in countries where RSU awards are less favorably treated from tax or other perspectives. These NSU awards have a total grant date fair value of ¥8 billion and vesting periods of up to seven years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Restructuring initiatives:

Nomura has been experiencing a major structural shift such as a breakdown of the traditional investment banking business model, advances in digitalization, and demographic shifts due to the shrinking population and aging society in Japan. To respond to the changing environment created by these shifts, Nomura works to swiftly reengineer its business platform and change its business approach in order to achieve sustainable growth in any business environment. Concretely, Nomura determined to eliminate the concept of regions to alleviate duplication between business and region, reduce the number of corporate functions, downscale unprofitable and low growth businesses and right-size franchise in EMEA.

As a result of the changes, Nomura recognized ¥10,348 million of severance costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income during the year ended March 31, 2019 and within Nomura’s Wholesale and Other segments. As of March 31, 2019, these costs are reported as liabilities within Other liabilities in the consolidated statements of financial position. The most part of changes is expected to be completed during the year ending March 31, 2020. However, the total costs to be incurred going forward are currently under evaluation.

16. Income taxes:

The following table presents components of Income tax expense reported in the consolidated statements of income for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen
	Year ended March 31
	2017	2018	2019
Current:
Domestic	¥52,004	¥35,018	¥26,725
Foreign	5,697	8,589	8,720

Subtotal	57,701	43,607	35,445

Deferred:
Domestic	20,239	64,340	28,183
Foreign	2,289	(4,081)	(6,618)

Subtotal	22,528	60,259	21,565

Total	¥80,229	¥103,866	¥57,010

The income tax benefit recognized from operating losses for the years ended March 31, 2017, 2018 and 2019 was ¥868 million, ¥4,653 million and ¥246 million, respectively, which is included within deferred income tax expense above.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax.

Since the year ended March 31, 2017, the effective statutory tax rate applicable to Nomura in Japan has been approximately 31%.

On December 22, 2017, the Tax Cuts and Jobs Act (“the Act”) was enacted in the United States which significantly changes U.S. income tax law, including reducing the U.S. federal corporate income tax rate to 21%,

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

broadening the U.S. tax base, introducing a territorial tax system and one time repatriation tax on U.S. entities for previously deferred earnings of non-U.S. investees, allowing full expensing of certain property assets and imposing certain additional taxes on payments made from U.S. entities to foreign related parties. As a result, Nomura recognized a reduction of ¥2,776 million in deferred tax liabilities and deferred tax expense during the fiscal year ended March 31, 2018. As a result of finalizing calculations around the impact from changes in certain assumptions and interpretations made by Nomura, certain actions to be taken by Nomura and additional guidance released by the U.S. tax authorities and other bodies after April 1, 2018, Nomura did not make any material adjustments to this estimate during the fiscal year ended March 31, 2019.

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

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2017, 2018 and 2019. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of Income (loss) before income taxes. For the years ended March 31, 2017 and 2018, where Nomura recognized Income before income taxes for the years, reconciling items which increase Income tax expense and therefore increase Nomura’s effective tax rate are shown as positive amounts. Conversely, reconciling items which reduce Income tax expense and reduce Nomura’s effective tax rate are shown as negative amounts. For the year ended March 31, 2019, Nomura recognized Loss before income taxes and consequently, reconciling items shown in the table which increase Income tax expense are presented as negative amounts and reconciling items which reduce Income tax expense are presented as positive amounts.

	Year ended March 31
	2017	2018	2019
Nomura’s effective statutory tax rate	31.0%	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances	(10.8)	(22.8)	(58.3)
Additional taxable revenues	0.1	0.1	(2.9)
Non-deductible expenses(1)	2.9	1.9	(110.3)
Non-taxable revenue	(2.6)	(3.6)	16.8
Dividends from foreign subsidiaries	0.0	0.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	0.0	0.0	(2.8)
Different tax rate applicable to income (loss) of foreign subsidiaries	0.3	0.8	(19.8)
Effect of changes in foreign tax laws	—	23.5	0.5
Effect of changes in domestic tax laws	1.0	—	—
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	1.7	1.7	5.4
Other	1.3	(0.9)	(10.8)

Effective tax rate	24.9%	31.7%	(151.2)%

(1)

Non-deductible expenses during the year ended March 31, 2019 included approximately ¥21 billion relating to goodwill impairment losses (which increased Nomura’s effective tax rate by 56.3%) and approximately ¥13 billion relating to litigation provisions and settlements (which increased Nomura’s effective tax rate by 34.0%).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2018 and 2019, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2018	2019
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥19,982	¥20,008
Investments in subsidiaries and affiliates	36,189	25,243
Valuation of financial instruments	61,249	71,806
Accrued pension and severance costs	20,967	29,711
Other accrued expenses and provisions	76,578	44,803
Operating losses	340,780	369,286
Other	5,587	9,213

Gross deferred tax assets	561,332	570,070
Less—Valuation allowances	(422,280)	(444,916)

Total deferred tax assets	139,052	125,154

Deferred tax liabilities
Investments in subsidiaries and affiliates	127,041	133,936
Valuation of financial instruments	43,985	41,770
Undistributed earnings of foreign subsidiaries	1,137	2,039
Valuation of fixed assets	4,524	10,109
Other	3,342	6,843

Total deferred tax liabilities	180,029	194,697

Net deferred tax assets (liabilities)	¥(40,977)	¥(69,543)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within Other assets—Other in the consolidated balance sheets were ¥16,135 million and ¥15,026 million as of March 31, 2018 and 2019, respectively and net deferred tax liabilities reported within Other liabilities in the consolidated balance sheets were ¥57,112 million and ¥84,569 million as of March 31, 2018 and 2019, respectively.

As of March 31, 2019, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥19,900 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in total valuation allowances established against deferred tax assets for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen
	Year ended March 31
	2017		2018		2019
Balance at beginning of year	¥543,489		¥519,492		¥422,280
Net change during the year	(23,997	)(1)	(97,212	)(2)	22,636	(3)

Balance at end of year	¥519,492		¥422,280		¥444,916

(1)

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

(2)

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

(3)

Primarily includes an increase of ¥11,843 million of valuation allowances of certain foreign subsidiaries mainly due to an increase in valuation allowances related to operating loss carryforwards, partially offset by a decrease of valuation allowances related to accrued expenses and provisions, an increase of ¥6,265 million related to Japanese subsidiaries and the Company because of an increase in valuation allowances related to operating loss carryforwards recognized in the current year, an increase of ¥14,976 million of valuation allowances related to Japanese subsidiaries and the Company as a result of changes in the expected realization of deferred tax assets, and a reduction of ¥10,448 million of valuation allowances related to expiration of operating loss carryforwards. In total, ¥22,636 million of allowances increased for the year ended March 31, 2019.

As of March 31, 2019, total operating loss carryforwards were ¥2,042,991 million, which included ¥550,539 million relating to the Company and domestic subsidiaries, ¥730,834 million relating to foreign subsidiaries in the United Kingdom, ¥468,266 million relating to foreign subsidiaries in the United States, ¥222,133 million relating to foreign subsidiaries in Hong Kong, and ¥71,219 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,087,034 million can be carried forward indefinitely, ¥807,151 million expires by March 31, 2028 and ¥148,806 million expires in later fiscal years.

In determining the amount of valuation allowances to be established as of March 31, 2019, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries.

In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2017, 2018 and 2019. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

The total amount of unrecognized tax benefits was not significant as of March 31, 2017, 2018 and 2019. There were also no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2017, 2018 and 2019. Nomura is under continuous examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2019. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2019. Under Hong Kong Special Administrative Region tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2014	(1)
United Kingdom	2016
United States	2016

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2013.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income (loss) for the years ended March 31, 2018 and 2019.

	Millions of yen
	For the year ended March 31, 2018
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥47,767	¥(32,777)	¥(30,586)	¥(63,363)	¥(15,596)
Pension liability adjustment	(41,020)	(8,194)	1,377	(6,817)	(47,837)
Net unrealized gain on non-trading securities	20,344	6,792	(27,136)	(20,344)	—
Own credit adjustments	6,561	(2,286)	(198)	(2,484)	4,077

Total	¥33,652	¥(36,465)	¥(56,543)	¥(93,008)	¥(59,356)

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

	Millions of yen
	For the year ended March 31, 2019
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥(15,596)	¥28,248	¥5,181	¥33,429	¥17,833
Pension liability adjustment	(47,837)	(25,182)	1,912	(23,270)	(71,107)
Net unrealized gain on non-trading securities(2)	—	—	—	—	—
Own credit adjustments	4,077	20,944	(797)	20,147	24,224

Total	¥(59,356)	¥24,010	¥6,296	¥30,306	¥(29,050)

(1)

Change in cumulative translation adjustments, net of tax in other comprehensive income (loss) for the year ended March 31, 2019 includes reclassification adjustment of ¥6,956 million for loss due to substantially complete liquidation of an investment in a foreign entity. The adjustment is recognized in Non-interest expenses-Other.

(2)

See Note 6 “Non-trading securities” for further information. As Nomura disposed of the interest in its insurance subsidiary, there are no unrealized gains and losses of non-trading securities recognized in other comprehensive income as of March 31, 2018 and 2019.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present significant reclassifications out of Accumulated other comprehensive income (loss) for the years ended March 31, 2018 and 2019.

	Millions of yen
	For the year ended March 31
	2018	2019	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥45,122	¥(5,181)	Revenue—Other
	(14,536)	—	Income tax expense

	30,586	(5,181)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥30,586	¥(5,181)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2018	2019	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(2,001)	¥(2,771)	Non-interest expenses—Compensation and benefits
	624	859	Income tax expense

	(1,377)	(1,912)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(1,377)	¥(1,912)	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Millions of yen
For the year ended March 31
	2018	2019	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Net unrealized gain on non-trading securities:
	¥35,894	¥—	Revenue—Other
	(8,615)	—	Income tax expense

	27,279	—	Net income (loss)

	(143)	—	Net income attributable to noncontrolling interests

	¥27,136	¥—	Net income (loss) attributable to NHI shareholders

See Note 6 “Non-trading Securities” for further information.

18. Shareholders’ equity:

The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2017, 2018 and 2019.

	Number of Shares
	Year ended March 31
	2017	2018	2019
Common stock outstanding at beginning of year	3,608,391,999	3,528,429,451	3,392,937,486
Decrease of common stock by cancellation of treasury stock	—	(179,000,000)	(150,000,000)
Common stock held in treasury:
Repurchases of common stock	(121,010,524)	(170,027,391)	(100,020,867)
Sales of common stock	468	201	180
Common stock issued to employees	40,677,400	34,115,500	17,894,000
Cancellation of treasury stock	—	179,000,000	150,000,000
Other net change in treasury stock	370,108	419,725	(10,000)

Common stock outstanding at end of year	3,528,429,451	3,392,937,486	3,310,800,799

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2017, 2018 and 2019, the amounts available for distributions were ¥1,193,497 million, ¥1,311,894 million and ¥1,209,861 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends on the Company’s common stock per share were ¥20.0 for the year ended March 31, 2017, ¥20.0 for the year ended March 31, 2018 and ¥6.0 for the year ended March 31, 2019.

During the year ended March 31, 2018, due to the cancellation of treasury stock on December 18, 2017, total number of issued shares and treasury stock decreased by 179,000,000 shares, respectively.

During the year ended March 31, 2019, due to the cancellation of treasury stock on December 17, 2018, total number of issued shares and treasury stock decreased by 150,000,000 shares, respectively.

On April 27, 2016, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 35,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥20,000 million and (c) the share buyback will run from May 18, 2016 to July 22, 2016. Under this repurchase program, the Company repurchased 35,000,000 shares of common stock at a cost of ¥16,325 million.

On July 28, 2016, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥45,000 million and (c) the share buyback will run from August 15, 2016 to January 27, 2017. Under this repurchase program, the Company repurchased 85,987,200 shares of common stock at a cost of ¥45,000 million.

On April 27, 2017, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥80,000 million and (c) the share buyback will run from May 17, 2017 to March 30, 2018. Under this repurchase program, the Company repurchased 100,000,000 shares of common stock at a cost of ¥62,349 million.

On October 30, 2017, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 70,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥50,000 million and (c) the share buyback will run from November 15, 2017 to March 30, 2018. Under this repurchase program, the Company repurchased 70,000,000 shares of common stock at a cost of ¥46,729 million.

On April 26, 2018, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥70,000 million and (c) the share buyback will run from May 16, 2018 to March 29, 2019. Under this repurchase program, the Company repurchased 100,000,000 shares of common stock at a cost of ¥51,703 million.

In addition to the above, the change in common stock held in treasury includes the change in common stock issued to employees under stock-based compensation plans, common stock held by affiliated companies, common stock sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or common stock acquired to create round lots or eliminate odd lots.

Subsequent Events

On June 18, 2019, the board of directors approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

follows: (a) total number of shares authorized for repurchase is up to 300,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥150,000 million and (c) the share buyback program will run from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of quarterly operating results).

19. Regulatory requirements:

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2018 and March 31, 2019, the Company was in compliance with common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2019 was 7.61% for the common equity Tier 1 capital ratio, 9.11% for the Tier 1 capital ratio and 11.11% for the consolidated capital adequacy ratio.

Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2018 and 2019, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2018 and 2019, the capital adequacy ratio of NFPS also exceeded 120%.

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

As of March 31, 2018 and 2019, the total amount of segregated client cash recognized as an asset in Deposits with stock exchanges and other segregated cash in the consolidated balance sheets was ¥131,992 million and ¥145,325 million, respectively. As of March 31, 2018 and 2019, the total amount of segregated securities recognized as assets in Trading assets and Collateralized agreements in the consolidated balance sheets was ¥768,495 million and ¥693,192 million, respectively.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2018 and 2019, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis and Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany, is regulated by the German regulator (“BaFin”). As of March 31, 2018 and 2019, NEHS, NIP, NBI and NFPE were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2018 and 2019, NIHK and NSL were in compliance with relevant regulatory capital related requirements.

20. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As of March 31, 2019, Nomura’s ownership of NRI was 39.3% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥75,868 million.

NREH

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

As of March 31, 2019, Nomura’s ownership of NREH was 35.3% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

Summary financial information—

The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2018 and 2019, and for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen
	March 31
	2018(1)	2019
Total assets	¥2,516,611	¥2,535,825
Total liabilities	1,529,433	1,538,231

	Millions of yen
	Year ended March 31
	2017	2018(2)	2019
Net revenues	¥873,423	¥949,055	¥963,824
Non-interest expenses	694,089	768,419	794,264
Net income attributable to the companies	122,123	122,623	122,440

(1)	JAFCO’s assets and liabilities are not included because it was not an affiliated company of Nomura as of March 31, 2018.
(2)	For JAFCO, financial information while it was an affiliated company of Nomura is included.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2018 and 2019, and for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen
	March 31
	2018	2019
Investments in affiliated companies	¥408,034	¥436,220
Other receivables from affiliated companies	1,061	1,425
Other payables to affiliated companies	4,224	2,998

	Millions of yen
	Year ended March 31
	2017	2018	2019
Revenues	¥1,205	¥1,677	¥1,986
Non-interest expenses	38,271	46,632	44,073
Purchase of software, securities and tangible assets	23,285	26,830	13,515

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2018 and 2019.

	Millions of yen
	March 31
	2018	2019
Carrying amount	¥404,494	¥423,885
Fair value	626,120	600,132

The following table presents equity in earnings of equity-method investees, including those above and dividends from equity-method investees for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen
	Year ended March 31
	2017	2018	2019
Equity in earnings of equity-method investees(1)	¥33,000	¥34,516	¥32,014
Dividends from equity-method investees	11,941	13,290	12,971

(1)	Equity in earnings of equity-method investees is reported within Revenue-Other in the consolidated statements of income.

Subsequent Events

Nomura has decided to tender part of its holdings of ordinary shares in NRI through a self-tender offer approved by the board of directors of NRI on June 18, 2019. The number of shares to be tendered is 101,910,700 (reflecting stock split by NRI effective on July 1, 2019).

The financial impact of this tender offer on our consolidated financial statements is still under evaluation. NRI is expected to remain as an equity-method affiliate of NHI after the completion of this tender offer.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2018 and 2019.

	Millions of yen
	March 31
	2018	2019
Commitments to extend credit	¥965,942	¥2,694,368
Liquidity facilities to central clearing counterparties	249,273	1,593,439
Commitments to invest	13,273	14,413

As of March 31, 2019, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥2,694,368	¥1,737,305	¥97,933	¥225,151	¥633,979
Liquidity facilities to central clearing counterparties	1,593,439	1,593,439	—	—	—
Commitments to invest	14,413	865	2	362	13,184

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

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥44,192 million as of March 31, 2018 and ¥69,003 million as of March 31, 2019.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2019, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥69,003	¥21,985	¥17,910	¥16,400	¥12,144	¥564	¥—

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥2,538 billion for resale agreements and ¥889 billion for repurchase agreements as of March 31, 2018 and ¥1,071 billion for resale agreements and ¥719 billion for repurchase agreements as of March 31, 2019.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥419 billion and ¥441 billion as of March 31, 2018 and 2019, respectively.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 25, 2019, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥44 billion.

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

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

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

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million.

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

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, Nomura Home Equity Loan Inc. (“NHEL”), NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to the GSEs upon the GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries appealed the decision to the United States Court of Appeals for the Second Circuit and agreed, subject to the outcome of the appeal, to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million. On September 28, 2017, the Second Circuit affirmed the judgment of the district court. On March 12, 2018, the Company’s U.S. subsidiaries filed a petition for certiorari to the U.S. Supreme Court. On June 25, 2018, the U.S. Supreme Court denied the petition for certiorari. The judgment has been satisfied and the proceedings have been discontinued.

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

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

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

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) was served on NIP. The claim is made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 434 million on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million on grounds similar to those in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016 and is currently in the closing phase.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB,” the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018, CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two NIP former employees. In addition, CONSOB decided that the two employees do not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP is vicariously liable to pay the fines imposed on its former employees. NIP has paid the fines and appealed the decision to the Milan Court of Appeal.

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim related to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleged that NIP failed to comply

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with its duties under an advisory agreement and sought to recover approximately EUR 35 million in damages. On December 20, 2017, NIP entered into a settlement agreement with the Municipality pursuant to which the Municipality withdrew its proceedings against NIP. The proceedings have since been discontinued.

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.

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

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other parties in respect of government, supranational, sub-sovereign and agency debt securities trading. These investigations relate to various matters including certain activities of NIP in Europe for which NIP and the Company have received a Statement of Objections from the European Commission (“Commission”) which reflects the Commission’s initial views around certain historical conduct. NIP and another entity in the Nomura Group are also defendants to class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law. The class actions cover the same subject matter and relate to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. The Company, NIP and NSI have been served with a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicated Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicated Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicated Banks seek to recover approximately $68 million in damages and interest.

In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleges that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and seeks reimbursement of those payments.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.34 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses.

On February 8, 2018 for the action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and on December 25, 2018 for the action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions between 2006 and 2012, NSC entered into settlement agreements with the relevant parties and each proceeding has since been discontinued.

In February 2018, a determination was made that there would be an early redemption of the NEXT NOTES S&P500 VIX Short-Term Futures Inverse Daily Excess Return Index ETN (“Product”), and with respect to matters such as losses that occurred due to this early redemption for clients who purchased the Product, in terms of claims such as mediation procedures before the Non-Profit Organization, Financial Instruments Mediation Assistance Center (“FINMAC”) and lawsuits (“Claims”), where there has been an indication of a decision that NSC has a certain amount of responsibility, NSC has been carryings out compensation of losses on this basis. Currently, a considerable number of clients have filed Claims and it is expected that it will be necessary to continue to carry out compensation of losses on the basis of the Claim for the purpose of resolving this matter.

The United States Department of Justice (“DOJ”), led by the United States Attorney’s Office for the Eastern District of New York, informed NHA; NAAC; NCCI; NHEL; NSI; Nomura America Mortgage Finance, LLC; and Nomura Asset Capital Corporation; (the Company’s U.S. subsidiaries) that it was investigating possible civil claims against the Company’s U.S. subsidiaries under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 focusing on RMBS the Company’s U.S. subsidiaries sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company’s U.S. subsidiaries cooperated with the investigation and on October 15, 2018, the Company’s U.S. subsidiaries reached a settlement with DOJ pursuant to which the U.S. subsidiaries paid $480 million to resolve the matter. On the consolidated statements of income of this consolidated fiscal year, approximately ¥20 billion incurred in connection with the settlement, was reflected in Non-interest expenses:—Other.

The United States Securities and Exchange Commission (“SEC”) and the DOJ have been investigating past activities of several former employees of NSI in respect of the commercial and residential mortgage-backed securities transactions. The SEC has indicated it will institute proceedings focusing on NSI’s supervision of certain former employees and NSI intends, in connection with such proceedings, to agree to disgorgement and/or restitution relating to some of the transactions in issue.

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

Cyber security incident

In June 2018, a foreign Nomura subsidiary experienced a spear phishing incident that resulted in the unauthorized access to the firm’s desktop network including client information, requiring us to immediately launch an internal investigation to assess and remediate the incident, notify the appropriate authorities of its occurrence and communicate with clients and other individuals whose data may have been impacted. As a result of this incident, Nomura may suffer financial loss through reputational damage, legal liability and enforcement actions and through the cost of additional resources to both remediate this incident and also to enhance and strengthen cybersecurity of other Nomura group companies. As the extent and potential magnitude of this incident have yet to be determined, the Company cannot provide an estimate of the reasonably possible loss in respect of this matter.

Administrative action by Financial Services Agency of Japan

On May 28, 2019, NSC received an administrative action (a business improvement order) from Financial Services Agency of Japan (“FSA”) in accordance with Article 51 of the Financial Instruments and Exchange Act of Japan (“FIEA”) due to NSC’s improper communication of information. On the same day, for the same reason, the Company also received an administrative action (a business improvement order) from FSA in accordance with Article 57-19 (1) of the FIEA. Because of such administrative action, NSC has lost some of business opportunities. On June 3, 2019, the Company and NSC submitted reports on their business improvement measures to FSA and the reports were accepted by FSA. However, there is a possibility that Nomura will continue to lose business opportunities due to the damage to our reputation and other causes, and the Company’s financial condition and business performance may be affected in the next consolidated fiscal year onward. However, it is difficult for the Company to reasonably estimate the financial impact at this moment.

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

	Millions of yen
	March 31
	2018		2019
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥4,023,893	¥260,885,770	¥4,315,743	¥281,605,308
Standby letters of credit and other guarantees(3)	92	5,189	80	5,764

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	The amounts of collaterals held in connection with standby letters of credit and other guarantees as of March 31, 2018 and March 31, 2019 was ¥2,559 million and ¥2,481 million, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2019.

	Millions of yen
	Carrying value	Maximum potential payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,315,743	¥281,605,308	¥72,346,752	¥96,669,268	¥33,747,897	¥78,841,391
Standby letters of credit and other guarantees	80	5,764	11	335	5,417	1

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. The operating result of Merchant Banking Division is included in “Other”.

The accounting policies for segment information follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other,” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2017
Non-interest revenue	¥369,503	¥90,025	¥564,877	¥243,459	¥1,267,864
Net interest revenue	4,931	9,402	174,379	(59,995)	128,717

Net revenue	374,434	99,427	739,256	183,464	1,396,581
Non-interest expenses	299,642	57,094	577,809	145,857	1,080,402

Income before income taxes	¥74,792	¥42,333	¥161,447	¥37,607	¥316,179

Year ended March 31, 2018
Non-interest revenue	¥406,295	¥118,545	¥587,474	¥272,271	¥1,384,585
Net interest revenue	6,613	8,792	127,859	(32,778)	110,486

Net revenue	412,908	127,337	715,333	239,493	1,495,071
Non-interest expenses	309,771	61,167	614,745	183,128	1,168,811

Income before income taxes	¥103,137	¥66,170	¥100,588	¥56,365	¥326,260

Year ended March 31, 2019
Non-interest revenue	¥331,743	¥89,607	¥496,484	¥147,524	¥1,065,358
Net interest revenue	7,737	8,238	58,904	(16,263)	58,616

Net revenue	339,480	97,845	555,388	131,261	1,123,974
Non-interest expenses	289,990	63,660	666,787	134,034	1,154,471

Income (loss) before income taxes	¥49,490	¥34,185	¥(111,399)	¥(2,773)	¥(30,497)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of Income (loss) before income taxes in “Other” for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen
	Year ended March 31
	2017	2018	2019
Net gain (loss) related to economic hedging transactions	¥(7,279)	¥(6,461)	¥1,800
Realized gain on investments in equity securities held for operating purposes	1,092	785	221
Equity in earnings of affiliates	32,342	34,248	32,532
Corporate items	(6,439)	(41,884)	(35,996)
Other(1)	17,891	69,677	(1,330)

Total	¥37,607	¥56,365	¥(2,773)

(1)	Amounts reported for the year ended March 31, 2018 include the gain recognized in earnings in connection with the liquidation of a non-Japanese subsidiary during the year.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income (loss) before income taxes in the consolidated statements of income for the years ended March 31, 2017, 2018 and 2019.

	Millions of yen
	Year ended March 31
	2017	2018	2019
Net revenue	¥1,396,581	¥1,495,071	¥1,123,974
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,616	1,898	(7,204)

Consolidated net revenue	¥1,403,197	¥1,496,969	¥1,116,770

Non-interest expenses	¥1,080,402	¥1,168,811	¥1,154,471
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,080,402	¥1,168,811	¥1,154,471

Income (loss) before income taxes	¥316,179	¥326,260	¥(30,497)
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,616	1,898	(7,204)

Consolidated income (loss) before income taxes	¥322,795	¥328,158	¥(37,701)

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

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas for the years ended March 31, 2017, 2018 and 2019 and Long-lived assets associated with Nomura’s operations as of March 31, 2017, 2018 and 2019. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2017	2018	2019
Net revenue(1):
Americas	¥263,587	¥268,653	¥169,581
Europe	159,474	168,186	131,175
Asia and Oceania	67,278	68,011	47,977

Subtotal	490,339	504,850	348,733
Japan	912,858	992,119	768,037

Consolidated	¥1,403,197	¥1,496,969	¥1,116,770

Income (loss) before income taxes:
Americas	¥49,962	¥(8,771)	¥(114,081)
Europe	14,401	(14,654)	(56,851)
Asia and Oceania	23,746	22,751	5,014

Subtotal	88,109	(674)	(165,918)
Japan	234,686	328,832	128,217

Consolidated	¥322,795	¥328,158	¥(37,701)

	March 31
	2017	2018	2019
Long-lived assets:
Americas	¥125,222	¥117,323	¥50,829
Europe	66,167	67,010	56,821
Asia and Oceania	13,043	8,613	9,588

Subtotal	204,432	192,946	117,238
Japan	251,242	231,003	252,420

Consolidated	¥455,674	¥423,949	¥369,658

(1)	There is no revenue derived from transactions with a single major external customer.

23. Supplementary subsidiary guarantee information required under SEC rules:

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

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)

4.2	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)

4.3	Limitation of Liability Agreement (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(3)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Code of Ethics of Nomura Group (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	The Company and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki, Hisato Miyashita, Mari Sono and Kazuhiko Ishimura entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and Laura Simone Unger entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

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

Date: June 25, 2019