Form 20-F
period 2020-03-31
NOMURA HOLDINGS INC
filed 2020-06-30
CIK 1163653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:
1-15270

Nomura Horudingusu Kabushiki Kaisha
(Exact name of registrant as specified in its charter
)

Nomura Holdings, Inc.
(Translation of registrant’s name into English)

Japan	9-1, Nihonbashi 1-chome Chuo-ku, Tokyo 103-8645 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
Takumi Kitamura,
81-3-5255-1000,
81-3-6746-7850
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares Common Stock*	NMR	New York Stock Exchange
*	Not for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2020, 3,038,587,493 shares of Common Stock were outstanding, including
30,223,151
shares represented by
30,223,151
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
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
☐
  Yes

☐
  No

__________________________

As used in this annual report, references to th
e
“Company”
, “
Nomura
”
, the
“
Nomura Group
”
,
“
we
”
,
“
us
”
and “our
”
are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this annual report, references to “NHI” are to Nomura Holdings, Inc.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents selected financial information as of and for the years ended March 31, 2016, 2017, 2018, 2019 and 2020 which is derived from our consolidated financial statements. The consolidated balance sheets for the years ended March 31, 2019 and 2020, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2018, 2019 and 2020, and notes thereto appear elsewhere in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “
Operating and Financial Review and Prospects
” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2016	2017	2018	2019	2020
Statement of income data:
Revenue	¥1,723,096	¥1,715,516	¥1,972,158	¥1,835,118	¥1,952,482
Interest expense	327,415	312,319	475,189	718,348	664,653

Net revenue	1,395,681	1,403,197	1,496,969	1,116,770	1,287,829
Non-interest expenses	1,230,523	1,080,402	1,168,811	1,154,471	1,039,568

Income (loss) before income taxes	165,158	322,795	328,158	(37,701)	248,261
Income tax expense	22,596	80,229	103,866	57,010	28,894

Net income (loss)	¥142,562	¥242,566	¥224,292	¥(94,711)	¥219,367
Less: Net income attributable to noncontrolling interests	11,012	2,949	4,949	5,731	2,369

Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥131,550	¥239,617	¥219,343	¥(100,442)	¥216,998

Balance sheet data (period end):
Total assets (1)	¥40,934,217	¥42,531,972	¥40,343,947	¥40,969,439	¥43,999,815
Total NHI shareholders’ equity	2,700,239	2,789,916	2,749,320	2,631,061	2,653,467
Total equity	2,743,015	2,843,791	2,799,824	2,680,793	2,731,264
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income (loss) attributable to NHI shareholders — basic	¥36.53	¥67.29	¥63.13	¥(29.90)	¥67.76
Net income (loss) attributable to NHI shareholders — diluted	35.52	65.65	61.88	(29.92)	66.20
Total NHI shareholders’ equity (2)	748.32	790.70	810.31	794.69	873.26
Cash dividends (2)	13.00	20.00	20.00	6.00	20.00
Cash dividends in USD (3)	$0.12	$0.18	$0.19	$0.05	$0.19
Weighted average number of shares outstanding (in thousands) (4)	3,600,701	3,560,776	3,474,593	3,359,565	3,202,370

Return on equity (5) :	4.9%	8.7%	7.9%	(3.7%)	8.2%

(1)	Due to Accounting Standards Update
2014-09,
“
Revenue from Contracts with Customers
” and the changes in our accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

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
Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world
Our business and revenues may be affected by any adverse changes in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. In particular, global turmoil and economic conditions caused by the coronavirus
(”COVID-19”)
pandemic could continue to negatively affect Nomura’s business, even after the pandemic itself has subsided. It is highly uncertain and difficult to predict how critically our business continuity and revenue will be affected if this situation continues for an extended period. Furthermore, the long-term trends of population aging and population decline faced by Japan, are expected to continue to put downward pressure on demand in the businesses in which we operate, including, in particular, our retail business. Even in the absence of a prolonged market or economic downturn, changes in market volatility and other changes in the environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.
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
The
COVID-19
pandemic has affected Nomura’s business, customers and employees and this may continue in the future
In 2020, the
COVID-19
pandemic and the measures taken by governments to prevent its spread had a severe impact on our business environment, particularly in the capital markets, which are expected to see continued instability due to the ongoing turmoil including an extreme volatility in global equity prices, interest rates and elsewhere and a widening of credit spreads, as well as the possibility that uncertainty in the economic outlook will continue in the future.
Post-Transition Brexit may adversely affect our business on various fronts
On January 31, 2020, the United Kingdom (“U.K.”) withdrew from the European Union (“EU”) under the Withdrawal Agreement between the U.K. and the EU (“Brexit”), which provides for a transition period during which the rules and regulations of the EU continue to apply to the U.K. until December 31, 2020. The legal deadline for the U.K. and the EU to agree on whether to extend the transition period is currently June 30, 2020. If the transition period ends without the U.K. and the EU agreeing upon the terms of their relationship, such as a free trade arrangement, tariffs and other trade restrictions may come into force immediately, including on the provision of services such as ours.
Because we conduct a substantial level of business throughout Europe where London is our regional hub, the outcome of the negotiations following Brexit may adversely affect our business on various fronts. Currently, our regulated activities in the European region are carried out mainly through Nomura International plc (“NIP”), our broker-dealer arm established in London. NIP currently can provide the entire European Economic Area (“EEA”) cross-border services under the relevant EU single market legislation known as “passporting rights.” If the transition period ends without an agreement between the U.K. and the EU in respect to the continuation of access for financial services, including passporting rights, NIP may lose access to the EEA and, as a result, our revenue and profitability from business in the European region remaining in the NIP legal entity may be adversely affected. This situation would also similarly apply to other group entities operating in the European region.
In order to address the consequences of Brexit, we established a broker-dealer entity, Nomura Financial Products Europe GmbH (“NFPE”) as a licensed broker-dealer in the Federal Republic of Germany. As a German entity, NFPE will continue to hold passporting rights even if the transition period ends with no agreement. However, potential risks are associated with timely migration of European clients to NFPE and ability to provide the same level of service as the NIP entity. In addition as discussed below, a number of uncertainties affecting our business in the European region remain.
For example, agreements between the U.K. and the EU on financial services after the end of the transition period may adversely affect our business in the European region. Moreover, if no agreement is reached, financial stability both in the U.K. and the wider European region may be adversely affected. Any market turmoil and increased volatility may adversely affect our business, with potentially severe liquidity and operational pressures on our financial position, particularly in the short term. Even if the U.K. and the EU agree on extending the transition period to maintain the status quo until a final agreement for the future relationship becomes effective, this may affect the behavior of market participants. For example, market participants may postpone or cancel transactions or other activities that they would otherwise engage in, which may adversely affect our revenues and profitability.
Depending on the content of any future agreement between the U.K. and the EU, the wider financial system and regulatory and supervisory regime in the European region may also be substantially changed, which could adversely affect our business as well. Euro-denominated financial transactions in the market, which are currently centralized in London, in particular may be affected by any regulatory regime emerging after the transition period, in terms of the physical location for financial market infrastructure, liquidity provision and pricing. Operating conditions for financial institutions and financial market infrastructures may also become more stringent for all market participants depending on the content of any such new regulatory or supervisory regime.
These potential changes in the relevant regulatory or supervisory regimes in the wider financial system may accelerate fragmentation of the financial markets and, as a result, we may be adversely affected due to increasing operating costs, which could impact our profitability. Such increased operating costs may result from a number of factors, including the introduction or modification of regulatory requirements such as regulatory capital, liquidity, governance, risk management control and overall entity structure planning.
Overall, the final form that Brexit takes poses a high level of potentially prolonged uncertainties both politically and economically, mainly in the U.K. and the EU. There may also be certain extraterritorial effects in markets outside of the region. These uncertainties, together with other potential developments such as rising trade tensions, may add further downward pressure to the world economic growth and global financial stability and, as a result, we may see lower liquidity in financial markets, an unexpected increase in volatility across various asset classes, higher funding costs, a trend towards increasing risk averseness in investment activities and negative business sentiment, all of which may adversely affect our business.
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
The
COVID-19
pandemic in 2020 has increased uncertainty in the business environment for investment banking, negatively affecting investment banking revenues. A potential reduction in M&A activities and other investment banking is expected to continue to have negative impact on our revenues in the future.
Our electronic trading business revenues may decline
Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these systems allows us to provide an efficient execution platform and on-line
content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer
spreads is directly correlated with the number and size of the transactions in which we participate. Competition in electronic trading is intense and the introduction of highly discounted or no-commission
trades at competitors has and will continue to exert pressure on our electronic and traditional trading revenue. Moreover, such revenue would decrease if there are financial market or economic changes that would cause our clients to trade less frequently or in a smaller amounts. Even if trade volumes increase due to the convenience of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.
We may incur significant losses from our trading and investment activities
We maintain trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underliers, as well as loans, and reverse repurchase agreements. Fluctuations in the markets where these assets are traded can adversely affect the value of our positions, in these assets, with downturns potentially negatively affecting long positions and upturns potentially negatively affecting short positions. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets fluctuate or if the financial system is overly stressed and the markets move in a way we have not anticipated.
Our businesses have been, and may continue to be, affected by changes in market volatility levels. Certain of our trading businesses such as those engaged in trading and arbitrage opportunities depend on market volatility to generate revenues. Lower volatility may lead to a decrease in business opportunities which may affect the results of operations of these businesses. On the other hand, while higher volatility can increase trading volumes and spreads, it also increases risk as measured by
Value-at-Risk
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
In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. Assuming a one-notch
and
two-notch
downgrade of our credit ratings on March 31, 2020, absent other changes, we estimate that the aggregate fair value of assets required to be posted as additional collateral in connection with our derivative contracts would have been approximately ¥5.5 billion and ¥64.3 billion, respectively.
Transition from LIBOR to alternative rate indices may adversely affect our business
We trade derivatives including interest rate swaps and underwrite bonds and loans which refer to Interbank Offered Rates (“IBORs”) such as the London Interbank Offered Rate (“LIBOR”). Following the LIBOR manipulation scandal in 2012, the Chief Executive of the U.K. Financial Conduct Authority (“FCA”), which regulates LIBOR, announced on July 27, 2017 that FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021, and indicated that the continuation of LIBOR cannot and will not be guaranteed after 2021. Since then, the regulators of each country including Japan have expressed their intention to request that financial transactions that refer to LIBOR be converted to alternative rate indices and that measures be taken in preparation for the permanent cessation of LIBOR. So, almost all the transaction agreements which refer to LIBOR are expected to be replaced or to be amended adding “fallback” clause by the end of 2021. But details of calculation methodologies of alternative rate indices are under discussion in each country currently, and such transfers will involve the development of new calculation methods for alternative rates, revisions to relevant contracts and modifications to the application of accounting principles to the relevant transactions. These changes could require us to incur additional costs and subject us to risks associated with systematic reform, operational application and client disclosure, or adversely impact the pricing, volatility and liquidity of financial products including derivatives, bonds and loans which refer IBORs as floating rate. Therefore, our business, financial condition and results of operations could be impacted materially adversely and/or we could be subject to disputes, litigation or other actions with counterparties or relative participants.
We have established a firmwide LIBOR transition program to manage the transition away from these LIBOR. However, the transactions referring to the alternative rate indices are not familiarized and fixed in the market yet since the details of calculation methods are still under discussion, so these developments are the subject of significant uncertainty, and we may not be successful in managing this transition without potentially serious disruption to our business.

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
Extended market declines and decreases in market participants can reduce liquidity and lead to material losses
Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants that could occur, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets held. Also, in the event that a market fails in pricing such assets, it will be difficult to estimate their value. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to
Over-The-Counter
(“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market may become unable to price financial instruments held by us, this could lead to unanticipated losses.
While the
COVID-19
pandemic in 2020 and the associated measures taken to prevent its spread led to a rapid contraction of the global economy, our trading business was active due to an increase in client activity driven by volatility in equity markets and interest rates and flight to risk-free assets. However in future, it is unclear how long this trend will continue.
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
Our risk management policies and procedures may not be fully effective in managing market risk
Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical market data, the future movements in the financial markets may not be the same as was observed in the past. As a result, we may suffer large losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date
or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

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
Event risk may cause losses in our trading and investment assets as well as market and liquidity risk
Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made
disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the Great East Japan Earthquake in March 2011, the increasing tensions on Korean Peninsula following North Korean nuclear tests in 2017, sudden and unexpected developments in global trade or security policies such as tensions between the United States and China in 2018 and 2019, and the
COVID-19
pandemic in 2020 but also more specifically the following types of events that could cause losses in our trading and investment assets:
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
We may be exposed to losses when third parties that are indebted to us do not perform their obligations
Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons. In particular, as the effects of the
COVID-19
pandemic, or governmental responses thereto, are felt, we may see an increase in defaults by counterparties. Although we establish and maintain allowances for credit losses, such allowances reflect management judgments and assumptions based on information available to them. For example, our allowances as of March 31, 2020 reflect certain assumptions on short- and long-term effects of the
COVID-19
pandemic on the ability of our counterparties to perform their obligations to us. However, these judgments and assumptions may prove to be incorrect, potentially significantly so.
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
Environmental, Social and Governance (“ESG”) factors including Climate change and broader associated policy changes in each jurisdiction could adversely affect our business
Increasing attention on the management of Environmental, Social and Governance (“ESG”) factors in the business makes it imperative that Nomura continues to develop its policies in these areas, and positions itself in a positive light to its stakeholders including shareholders, customers and broader society. Lack of sufficient focus on ESG considerations may not only impede Nomura’s ability to build a sustainable business model, but may also increase Nomura’s vulnerability to ESG related risks such as risks associated with climate change in the medium- to long-term.

The direct impact of climate change, and the resulting changes in the business environment could cause losses to Nomura. The climate change related risk is broadly divided into two parts; Physical Risks and Transition Risks.
-	Physical Risk: The risk of physical damage or the impairment of the operating capability of the assets of Nomura Group, customers and business partners due to climate change. This includes the potential impact of extreme weather events, fire and sea level flooding.

-	Transition Risk: The risks associated with accelerated policy and external changes associated with the move towards addressing Climate Risk. This includes changes in government policies, industrial policy or carbon based taxes, and rapid changes in technologies which have the potential to leave stranded assets that are no longer viable.

The financial services industry faces intense competition
Our businesses are intensely competitive, and are expected to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We have experienced intense price competition, particularly in brokerage, investment banking and other businesses.
Competition with commercial banks, commercial bank-owned securities subsidiaries, non-Japanese
firms and online securities firms in the Japanese market is increasing
Since the late 1990s, the financial services sector in Japan has undergone deregulation. Banks and certain other financial institutions became able to enter into the securities brokerage business in 2004 and firewalls between commercial banks and securities firms were deregulated in 2009, increasing the ability of securities firms with affiliated commercial banks to cooperate more closely them. As a result, securities subsidiaries of commercial banks and non-Japanese
firms with increased competitiveness have been affecting our market shares in the sales and trading, investment banking and retail businesses. In recent years, the rise of online securities firms has further intensified the competition. In order to address such changes in the competitive landscape, we have taken certain measures, including the establishment of a business alliance with a social networking and messaging service provider. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.
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

Our global business strategies have not resulted in the anticipated outcome to date, and we may not be able to successfully rebuild them
We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese
markets, including the U.S., Europe and Asia. For example, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 After the acquisition, however, market structures have changed drastically due to the scaling back of market-related businesses by European financial institutions and the monetary easing policies by European central banks, resulting in decline in whole market liquidity. Although we endeavored to reallocate our management resources to optimize our global operations and thereby improve our profitability, due in part to the challenging environment facing these businesses, we recognized an impairment loss of ¥81,372 million in the fiscal year ended March 31, 2019.
Accordingly, since April 2019, we have been working to rebuild our global business platform, under which we aim to simplify our operating model, transform our business portfolio and pivot towards client businesses and growth areas. However, we may be unable to successfully execute this strategy. Even if we are able to successfully execute this strategy, we may be required to incur greater expenses than expected, or to commit greater financial, management and other resources to this strategy than expected, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which this strategy is based may not be correct, which could lead to us realizing fewer benefits than expected or could even harm our business and results of operations overall. For example, we may not correctly select business lines to streamline, which could lead to us missing or otherwise being unable to take advantage of a potential opportunity. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.
Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed
We face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of non-public
information relating to us or our clients , such as insider trading and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.
For example, on March 5, 2019, a researcher at Nomura Research Institute, Ltd. (“NRI”), our equity-method affiliate, revealed information that there was a high possibility that the standard for designating the top market of the Tokyo Stock Exchange (the “TSE”) would fall to ¥25 billion, which had been under review at the TSE, to a chief strategist (the “NSC Strategist”) in the research division of Nomura Securities Co., Ltd. (“NSC”). The researcher at NRI was a member of the Advisory Group to Review the TSE Equity Market Structure and received this information in such capacity. On the same day and the next day, the NSC Strategist communicated the information to certain people including members of Japanese stock sales team of NSC and Nomura International (Hong Kong) Limited, some of whom provided the information to their institutional investor clients. Although the provision of the information did not represent a violation of law, they were inappropriate conducts and impaired the implicit trust placed in us and our employees by other market participants. Following a special internal investigation conducted by external experts, on May 24, 2019, we announced a remediation plan and the reduction of compensation of certain of our executives and those of NSC. On May 28, 2019, the FSA issued a business improvement order to us and to NSC, requiring us to clarify responsibility for this incident, develop and submit a detailed improvement plan, and report periodically on the implementation and effectiveness of measures for improvement, and on August 28, 2019, a fine of ¥10 million was imposed by Tokyo Stock Exchange, Inc. as a penalty.
Although we have taken measures in line with the improvement plan to detect and prevent such misconduct in the future, including the establishment of the “Nomura Group Code of Conduct” on December 3, 2019, including ensuring its thorough dissemination throughout the group and ensuring thorough compliance with its terms, the measures we have implemented or may implement may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.
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
A failure to identify and appropriately address conflicts of interest could adversely affect our business
We are a global financial institution that provides a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can arise when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public
information is not appropriately restricted or shared within the firm, conflicts of interest can also arise where a transaction within the Nomura Group and or a transaction with another client conflict or compete, or is perceived to conflict or compete, with a transaction with a particular client. While we have extensive internal procedures and controls designed to identify and address conflicts of interest on the basis of the Nomura Group Conflicts of Interest Management Policy, a failure, or a perceived failure, to identify, disclose and appropriately address such conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, conflicts of interest could give rise to regulatory actions or litigation.
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
Furthermore, the exact details of the implementation of proposals for regulatory change and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. See Item 4.B “
Business Overview—Regulation
” in this annual report for more information about such regulations.

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
Unauthorized disclosure or misuse of personal information held by us may adversely affect our business
We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed disclosed or misused.
Although we exercise care to protect the confidentiality of personal information and have in place policies and procedures designed to safeguard such information and ensure that it is used in compliance with applicable laws, rules and regulations, were any unauthorized disclosure or misuse of personal information to occur, our business could be adversely affected. For example, we could be subject to government actions such as administrative actions or penalties in case there is any violation of applicable personal data protection laws, rules and regulations or be subject to complaints and lawsuits for damages from clients if they are adversely affected due to the unauthorized disclosure or misuse of their personal information (including leakage of such information by an external service provider). In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Moreover, restrictions on our ability to use personal information collected from clients may adversely affect our existing businesses or to develop new ones. Furthermore, any damage to our reputation caused by such unauthorized disclosure or misuse could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business
Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We have been in the past and may again become the target of attempted unauthorized access, computer viruses or malware, and other cyber-attacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. For example, in June 2018, one of our foreign subsidiaries experienced a spear phishing incident that resulted in the unauthorized access to the firm’s desktop network, requiring us to immediately launch an internal investigation to assess and remediate the incident, notify the appropriate authorities of its occurrence and communicate with clients and other individuals whose data may have been impacted. In response to the
COVID-19
pandemic, many of our employees now work remotely using networking or other technologies, and these technologies have become even more critical to our business. The implementation of remote work arrangements may also increase the possibility that we will be subject to cyber-attacks and other information security breaches. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign non-state
actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyber-attacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.
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
Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business
We have developed a contingency plan for addressing unexpected situations. However, disaster, terrorism, military dispute or infectious disease afflicting our management and employees could exceed the assumptions of our plan, and could adversely affect our business. For example,
COVID-19
has spread globally in 2020 and was declared a pandemic by the World Health Organization. The
COVID-19
pandemic has led to successive widespread lockdowns,
shelter-in-place
orders and similar government action worldwide, including Japan, Europe, America and elsewhere. In response to the spread and lockdowns, we have activated contingency plans across global locations, and developed our capabilities for a remote working environment. In turn this increases potential unforeseen risk related to remote working including challenges in supervision. The continuation of such measures, even if limited to certain regions, will continue to impact societal and economic functions, which has and is expected to continue to adversely affect our business and results of operations.
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
non-trading
debt securities
We hold substantial investments in equity securities including private equity investments and non-trading
debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which could have an adverse impact on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2020, we recognized a loss of ¥ 16.4 billion related to our investment in American Century Investments and ¥ 16.6 billion on our investments in equity securities resulting from market declines arising from the
COVID-19
pandemic. Depending on the market conditions, we may also not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.
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
Known and unknown risks including the
COVID-19
pandemic, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statement contained in this annual report. Such risks, uncertainties and other factors are set forth in this Item 3.D and elsewhere in this annual report.
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
On October 1, 2001, we adopted a holding company structure. In connection with this reorganization, the Company changed its name from “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” The Company continues to be listed on the Tokyo Stock Exchange and other stock exchanges. A wholly-owned subsidiary of the Company assumed the Company’s securities businesses and was named “Nomura Securities Co., Ltd.”
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
Our business consists of Retail, Asset Management, Wholesale and Merchant Banking which are described in further detail below. See also Note 22 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Corporate Goals and Principles
The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.
As a global investment bank, the Company will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, the Company will continue to contribute to the economic growth and development of society.
To enhance its corporate value, the Company places significance on return on equity (“ROE”) and will strive for sustainable business transformation.
Our Business Divisions
Retail
In our Retail Division, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of local branches, including our head office, was 128 as of the end of March 2020. We offer investment consultation services to meet the medium and long-term needs of our clients. We discuss retail client assets in “
Retail Client Assets
” under Item 5.A of this annual report.

We continue to focus on delivering
top-quality
solutions including our broad range of products and services through face-to-face
meetings, online and call center channels, so that Nomura Group can sustainably be a trusted partner to our clients.
Asset Management
Our Asset Management Division which is led by its core entity, Nomura Asset Management Co., Ltd. (“NAM”), employs approximately 1,400 professionals in various countries and regions around the world, including Japan with ¥49.3 trillion total assets under management as of March 31, 2020.
We are committed to providing high-quality investment strategies, products and services to a wide range of investors. Along with delivering investment trusts for individual investors through financial institutions in Japan, we provide various investment solutions to pension funds and institutional investors globally.
As an asset management firm practicing responsible investment, by accurately identifying the diverse investment needs of clients around the world, we aim to deliver not only superior investment returns, but to contribute to the growth and development of capital markets through stewardship activities, including dialogue with the companies in which we invest.
Wholesale
The Wholesale Division consists of Global Markets and Investment Banking, providing our corporate and institutional clients with timely, high value-adding products and services tailored to their needs across primary and secondary markets.
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
Our global equity-related products include equity securities, Exchange Traded Funds (“ETFs”), convertible securities, listed and OTC equity derivatives, and prime services. In addition, we offer execution services based on cutting-edge electronic trading technology to help clients navigate through the complex market structure and achieve best execution. In order to provide extensive market access to our clients, we are also a member of various exchanges around the world, with leading positions on Tokyo Stock Exchange.
These product offerings are underpinned by electronic/digital technology, and our global structuring and quants function which provide tailored ideas and trading strategies for our institutional and corporate clients as well as our retail franchise.
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
On April 1, 2020, we completed the acquisition of Greentech Capital, LLC, an M&A boutique that is strong in sustainable technology and infrastructure. We will contribute to the realization of a sustainable society through synergy with the franchise.
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
•	the quality, range and prices of our products and services,
•	our ability to originate and develop innovative client solutions,
•	our ability to maintain and develop client relationships,
•	our ability to access and commit capital resources,
•	our ability to retain and attract qualified employees, and
•	our general reputation.
Our competitive position is also affected by the overall condition of the global financial markets, which are influenced by factors such as:
•	the monetary and fiscal policies of national governments and international economic organizations, and
•	economic, political and social developments both within and between Japan, the U.S., Europe and other major industrialized and developing countries and regions, such as the COVID-19 pandemic in 2020.
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
Regulation
Japan
Regulation of the Securities Industry and Securities Companies
. Pursuant to the FIEA, the Prime Minister of Japan has the authority to supervise and regulate the securities industry and securities companies, and delegates its authority to the Commissioner of the FSA. The Company, as a holding company of a securities company, as well as subsidiaries such as NSC and Nomura Financial Products & Services, Inc. (“NFPS”), are subject to such supervision and regulation by the FSA. The Commissioner of the FSA delegates certain authority to the Director General of Local Finance Bureaus to inspect local securities companies and branches. Furthermore, the Securities and Exchange Surveillance Commission, an external agency of the FSA which is independent from the Agency’s other bureaus, is vested with authority to conduct day-to-day
monitoring of the securities markets and to investigate irregular activities that hinder the fair trading of securities, including inspection of securities companies. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of the securities industry.
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
Regulation of Other Financial Services
. Securities companies are not permitted to conduct banking or other financial services directly, except for those which are registered as money lenders and engaged in money lending business under the Money Lending Business Act or which hold permission to act as bank agents and conduct banking agency activities under the Banking Law. Among the subsidiaries of the Company in Japan, NSC is a securities company that is also registered as a money lender and holds permission to act as a bank agent. Another subsidiary of the Company, The Nomura Trust & Banking holds a banking license and trust business license.
Financial Instruments and Exchange Act
. The FIEA widely regulates financial products and services in Japan under the defined terms “financial instruments” and “financial instruments trading business”. It regulates most aspects of securities transactions and the securities industry, including public offerings, private placements and secondary trading of securities, on-going
disclosure by securities issuers, tender offers for securities, organization and operation of securities exchanges and self-regulatory associations, and registration of securities companies. In addition, to enhance fairness and transparency in the financial markets and to protect investors, the FIEA provides for, among other things, penalties for misrepresentations in disclosure documents and unfair trading, strict reporting obligations for large shareholders and corporate information disclosure systems, including annual and quarterly report systems, submission of confirmation certificates concerning the descriptions in securities reports, and internal controls over financial reporting.
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
Orderly Resolution Regime. On March 6, 2014, amendments to the FIEA and the Deposit Insurance Act, which included the establishment of an “Orderly Resolution Regime for Financial Institutions” to prevent a financial crisis that may spread across financial markets and may seriously impact the real economy, took effect. Under the Orderly Resolution Regime, the Financial Crisis Response Council, chaired by the Prime Minister, will take measures such as providing liquidity to ensure the performance of obligations for critical market transactions where it is considered necessary to prevent severe market disruption. Such measures will be funded by the financial industry, except in special cases where the government will provide financial support.
TLAC. In April 2016, the FSA published its policy describing its approach and framework for the introduction of the TLAC requirements in Japan applicable to Japanese
G-SIBs
and, in April 2018, released revisions to such policy that extended the coverage of the TLAC requirements in Japan not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA finally published the notices and guidelines of TLAC regulations in Japan (including TLAC holding regulations). Although Nomura is not identified as a
G-SIB
as of the date of this annual report, Nomura is subject to the TLAC regulations in Japan, and will be required to meet a minimum External TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024.
Regulatory Changes. On May 31, 2019, a bill to amend the FIEA and the Payment Services Act, etc. was passed by the Diet of Japan. The amendment to the FIEA includes establishing the concept of “electronically recorded transferable rights” (
denshi kiroku iten kenri
, “ERTRs”) and treating ERTRs as Securities defined in Paragraph 1 of the FIEA. As a result, ERTRs are subject to requirements of the Disclosure of Corporate Affairs and Other Related Matters, and regulations for Financial Instruments Business Operators Engaged in Type I Financial Instruments Business apply to institutions dealing in ERTRs. Additionally, “crypto assets” (
“angou shisan”
) are now included in the definition of “Financial Instruments”, and derivatives transactions related to crypto assets are subject to the provisions of the FIEA. As a result of the amendment, certain special provisions concerning the crypto asset-related business have been introduced, whereby Financial Instruments Business Operators, etc. must explain the nature of crypto assets and must not make any representation that may mislead their customers about the nature of crypto assets. Moreover, regulations governing unfair acts in respect of crypto asset and crypto asset derivative transactions are introduced. The amendment became effective on May 1, 2020.
Overseas
Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to those promulgated and enforced by the U.S. Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), the U.S. Treasury, the Financial Stability Oversight Council (“FSOC”), the New York Stock Exchange, the Financial Industry Regulatory Authority (“FINRA”) (a private organization with quasi-governmental authority and a regulator for all securities companies doing business in the U.S.), the National Futures Association (“NFA”) (a self-regulatory organization for the U.S. derivatives industry) in the U.S.; by the Prudential Regulation Authority (“U.K. PRA”) and the Financial Conduct Authority (“U.K. FCA”) in the U.K; and by a number of EU regulators including Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), Autorité de Contrôle Prudentiel et de Résolution (ACPR) and Autorité des Marches Financiers (AMF). We are also subject to international money laundering and related regulations in various countries. For example, the USA PATRIOT Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations and creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.
Regulatory Changes. In response to the financial markets crisis, governments and regulatory authorities in various jurisdictions have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. In July 2010, the U.S. enacted the Dodd-Frank Act and a multi-agency rulemaking process. The rulemakings include the following: (i) create a tighter regulatory framework for over-the-counter
(“OTC”) derivatives to promote transparency and impose conduct rules in that marketplace; (ii) establish a process for designating nonbank financial firms as Systemically Important Financial Institutions (“SIFIs”), subject to increased (and sometimes new) prudential oversight including early remediation, capital standards, resolution authority and new regulatory fees; (iii) prohibit material conflicts of interest between firms that package and sell asset-backed securities (“ABS”) and firms that invest in ABS; (iv) establish risk retention requirements for ABS; (v) establish rules related to the orderly liquidation of certain broker dealers; (vi) create annual stress tests; and (vii) set forth a number of executive compensation mandates, including rules to curtail incentive compensation that promotes excessive risk taking and listing standards for recovery of erroneously awarded compensation. The new regulatory framework for OTC derivatives includes mandates for clearing transactions with designated clearing organizations, exchange trading, new capital requirements, bilateral and variation margin for non-cleared
derivatives, reporting and recordkeeping, and internal and external business conduct rules. Some U.S. derivatives and executive compensation rules may be applied extraterritorially and therefore impact some
non-U.S.
Nomura entities.
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
SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) establish new regulations regarding the role of credit rating agencies, investment advisors and others. The Economic Growth, Regulatory Relief, and Consumer Protection Act, which was enacted in May 2018, preserves the fundamental elements of the post-Dodd-Frank regulatory framework and, as to bank regulatory requirements, primarily focuses on revising certain aspects of the U.S. financial regulatory regime for small and medium-sized
banking organizations. In connection with the implementation of the Dodd-Frank Act, the U.S. Federal financial regulatory agencies have released proposals to tailor the application of prudential requirements, including capital and liquidity requirements, for large U.S. banking organizations and foreign banking organizations with significant U.S. activities.
The CFTC has largely finalized its rulemakings that implement the OTC derivatives market reform aspects of the Dodd-Frank Act. Among other items, the CFTC Dodd-Frank rules now impose reporting, clearing, margin and trade execution requirements that will apply, to varying degrees, to commodity derivative transactions entered into by all U.S. and many
non-U.S.
Nomura entities. These rules also require swap dealers that exceed a de minimis threshold of swap dealing activity to be registered with the CFTC and subject those registered swap dealers to internal and external conduct requirements. The U.S. derivatives rules are now being applied extraterritorially and are impacting some
non-U.S.
Nomura entities. The full extent of the extraterritorial application of the CFTC’s Dodd-Frank rules continues to evolve as the CFTC updates its own guidance, and these changes may result in more or fewer aspects of the rules impacting Nomura’s entities. In relevant part, on December 18, 2019, the CFTC approved proposed rules that address the cross-border application of registration thresholds and certain requirements relevant to swap dealers, as well as changes to existing terms and definitions and the CFTC’s treatment of transactions that have been arranged, negotiated or executed by Associated Persons (“APs”) in the U.S., and the availability of substituted compliance for the limited scope of the Title VII swap requirements addressed in the proposal. Separately, on March 5, 2019, the NFA issued rules that require certain APs of NFA member firms (e.g. swap dealers and Futures Commission Merchants) to satisfy certain swaps proficiency requirements to ensure that APs engaged in swaps activities meet a minimum proficiency standard that tests both their market knowledge and their knowledge of regulatory requirements relating to swaps activities. Swap dealer APs outside the U.S. that only transact swaps with
non-U.S.
persons or
non-U.S.
branches of U.S. swap dealers are exempt from the requirements. The compliance date for in-scope
APs to complete the proficiency requirements is January 31, 2021.

In addition, Title VII of the Dodd-Frank Act gives the SEC regulatory authority over “security-based swaps” which are defined under the act as swaps based on a single security or loan or a narrow-based group or index of securities. Security-based swaps are included within the definition of “security” under the U.S. Securities and Exchange Act of 1934 and the U.S. Securities Act of 1933. The SEC continues to issue final rules and interpretive guidance addressing cross-border security-based swap activities. On June 25, 2014, the SEC initially finalized a portion of its cross-border rules, namely key foundational definitions and registration calculations that will become operative once the SEC sets a timeframe for the security-based swap dealer registration process to begin. Since then, the SEC has issued a series of final rules that will apply certain Dodd-Frank Act requirements to security-based swaps between two
non-U.S.
person counterparties when the security-based swaps are arranged, negotiated or executed using personnel or personnel of agents located in the U.S. On February 10, 2016, the SEC issued final rules that require a
non-U.S.
person that uses personnel or personnel of agents located in the U.S. in connection with security-based swap dealing activity to include such security-based swaps in its security-based swap dealer registration de minimis calculation. On April 14, 2016, the SEC issued final rules that require a
non-U.S.
security-based swap dealer to comply with external business conduct standards rules when facing a
non-U.S.
person counterparty if the
non-U.S.
security-based swap dealer uses personnel or personnel of agents located in the U.S. to arrange, negotiate or execute the security-based swap. On July 14, 2016 the SEC issued final rules that subject a security-based swap between a
non-U.S.
security-based swap dealer and a
non-U.S.
person counterparty to public dissemination pursuant to SEC rules if the
non-U.S.
swap dealer uses personnel or personnel of agents located in the U.S. to arrange, negotiate or execute the security-based swap. On June 21, 2019, the SEC issued its final rules governing capital, margin and segregation requirements for security-based swap dealers, revised the capital and segregation requirements for broker-dealers that are not security-based swap dealers to the extent they engage in security-based swaps activities, and increased the minimum capital requirements for broker-dealers authorized to use internal models to compute net capital. On September 19, 2019, the SEC issued final rules governing recordkeeping and reporting for security-based swap dealers and amendments to existing recordkeeping and reporting requirements for broker-dealers. On December 18, 2019, the SEC adopted rules that would require security-based swap dealers to comply with certain risk mitigation techniques with respect to portfolios of uncleared security-based swaps. These risk mitigation techniques include, inter alia, requirements that a security-based swap dealer establish, maintain and follow written policies and procedures: (1) related to bilateral offsetting of security-based swaps and periodic portfolio compression exercises; and (2) that are reasonably designed to ensure that it executes written security-based swap trading relationship documentation with each of its counterparties prior to, and contemporaneously with, executing a security-based swap. Finally, on December 18, 2019, the SEC also adopted final supplemental guidance and rule amendments addressing the cross-border application of certain security-based swap requirements. Specifically, the rules provide guidance, subject to certain conditions, on the circumstances under which providing “market color” will not constitute “arranging” or “negotiating” a security-based swap for purposes of the of the SEC rules, guidance relating to the certification and opinion requirements for
non-U.S.
security-based swap dealer registration applicants, and
non-U.S.
AP requirements relevant to registered security-based swap dealers. In addition, the SEC adopted a conditional exception from the security-based swap dealer de minimis
registration calculation that would otherwise require a
non-U.S.
security-based swap entity to count a security-based swap transaction with a
non-U.S.
counterparty that was arranged, negotiated or executed by personnel or personnel of agents in the U.S. These cross-border rules and amendments may impact some
non-U.S.
Nomura entities. Significantly, the SEC’s cross-border final guidance and rule amendments trigger the eighteen (18) month countdown for security-based swap dealer registration and compliance with all final security-based swap dealer requirements. Consequently, for those dealers and other market participants who breach the de minimis
counting threshold, security-based swap dealer registration and compliance with all final security-swap dealer rules will be no later than November 1, 2021.
The exact details of the Dodd-Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards. In addition to the rulemakings required by the Dodd-Frank Act, the SEC is considering other rulemakings that will impact Nomura’s U.S. entities. While these rules have not been formally proposed, they have been publicly reported in the U.S. Office of Management and Budget’s (“OMB”) “Current Regulatory Plan

and Unified Agenda of Regulatory and Deregulatory Actions.” The SEC’s Division of Trading and Markets has announced that it is considering recommending that the SEC propose an amendment to its net capital rule that would prohibit a broker-dealer that carries customer accounts from having a ratio of total assets to regulatory capital in excess of a certain level. The SEC and the CFTC are also considering a number of changes to market structure rules. The SEC adopted Rule 613 to create a consolidated audit trail (“CAT”) intended to allow regulators to track all activity throughout the U.S. markets in National Markets Systems (“NMS”) securities. Self-regulatory organizations must jointly submit a NMS plan to create and implement the CAT, which will replace existing reporting systems OATS, TRACE and EBS. On June 15, 2016 the SEC approved amendments to FINRA Rule 4210, which require FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 15, 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 25, 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. On October 25, 2019, FINRA filed a rule change with the SEC again extending the effective date of the Rule 4210 margin requirements to March 25, 2021, but has not yet issued proposed revisions to Rule 4210. On November 7, 2016, the CFTC approved a supplemental notice of proposed rulemaking modifying certain rules proposed in the CFTC’s December 17, 2015, notice of proposed rulemaking regarding Regulation AT. Proposed Regulation AT would have, among other things, required firms engaged in electronic algorithmic trading to (i) register with the CFTC and (ii) submit their trading source code to the CFTC. While the proposed Regulation AT has not been finalized, the CFTC continues to consider comments that were received in connection with the proposed rulemaking.
On February 3, 2017, U.S. President Donald J. Trump signed Executive Order 13772 outlining core principles to regulate the U.S. financial system. The order directed the Secretary of the Treasury to consult with heads of member agencies of the FSOC and report within 120 days of the date of the order (and periodically thereafter) on the extent to which existing laws, treaties, regulations, guidance, reporting and recordkeeping requirements and other government policies promote the core principles. U.S. regulatory agencies may change financial regulations through administrative procedures and rulemakings, supervisory guidance or no-action
relief as the result of recommendations by the Treasury Secretary in accordance with the core principles of the executive order. These may have a material impact on Nomura’s business.
The core principles are as follows: (i) empower Americans to make independent financial decisions and informed choices in the marketplace, save for retirement, and build individual wealth; (ii) prevent taxpayer-funded bailouts; (iii) foster economic growth and vibrant financial markets through more rigorous regulatory impact analysis that addresses systemic risk and market failures, such as moral hazard and information asymmetry; (iv) enable American companies to be competitive with foreign firms in domestic and foreign markets; (v) advance American interests in international financial regulatory negotiations and meetings; (vi) make regulation efficient, effective, and appropriately tailored; and (vii) restore public accountability within Federal financial regulatory agencies and rationalize the Federal financial regulatory framework. The Treasury Department divided its review of the financial system into a series of reports. The reports, all of which have been issued, cover the following subjects: (1) the depository system, covering banks, savings associations, and credit unions of all sizes, types and regulatory charters: (2) capital markets: covering debt, equity, commodities and derivatives markets, central clearing and other operational functions; (3) the asset management and insurance industries, and retail and institutional investment products and vehicles; and (4)
 non-bank
financial institutions, financial technology and financial innovation. In addition, President Trump issued two Presidential Memoranda to the Secretary of the Treasury. One calls for a review of the Orderly Liquidation Authority (“OLA”) established under Title II of the Dodd-Frank Act, which the Treasury Department released in February 2018, recommending reforms to the OLA and amendments to the U.S. Bankruptcy Code to make a bankruptcy proceeding a more effective solution method for large financial institutions. The other calls for Treasury to review the process by which the FSOC determines that a nonbank financial company could pose a threat to the financial stability of the U.S., subjecting such an entity to supervision by the Federal Reserve and enhanced prudential standards and capital requirements. In March 2019, the FSOC proposed to revise its interpretive guidance relating to such designations (the “March Proposal”). In December 2019, the FSOC issued finalized amendments to its interpretative guidance, which adopts the March Proposal with some modifications.
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
research payments. This
no-action
letter, which was set to expire on July 3, 2020, has been extended until July 3, 2023.
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
As part of global efforts to establish a framework to improve authorities’ capacity to resolve failing SIFIs, the U.K. implemented the EU Bank Recovery and Resolution Directive (“BRRD”), which was published on June 12, 2014. The BRRD also aims to implement FSB recommendations on recovery and resolution regimes for financial institutions. The BRRD applies to banks and investment firms operating in EU member states, including EU branches and subsidiaries of third country firms. It includes requirements for the preparation of recovery and resolution plans (“RRPs”) by institutions and regulators. It also creates various powers for EU regulators to intervene to resolve institutions at risk of failure, including the ability to sell or transfer all or part of an institution and the introduction of a debt write down or bail-in
tool.
As part of the
bail-in
rules, firms will be required to maintain capital resources sufficient to meet the stipulated minimum requirement for eligible liabilities (“MREL”). The MREL overlaps with the global capital standards on total loss absorbing capacity (“TLAC”) for
G-SIBs
issued by the FSB on November 9, 2015. As Nomura Group has adopted a single point of entry resolution strategy, European subsidiaries are subject to internal MREL. The internal MREL became applicable in the U.K. for all U.K. incorporated institutions from January 1, 2019 for firms whose failure would have a significant impact on the U.K. financial system and for certain overseas firms where the Bank of England (“BOE”) would support a home resolution authority in carrying out a cross-border resolution. From January 1, 2020, Nomura is required to hold internal MREL resources above the regulatory capital requirements for the material subsidiaries in the U.K., identified as Nomura Europe Holdings plc (“NEHS”) on a sub-consolidated
basis and NIP.
In July 2019, the BOE and U.K. PRA published a policy statement on the Resolvability Assessment Framework (“RAF”). The proposals for the RAF bring together existing policies such as MREL and Operational Continuity in Resolution (“OCIR”) as well as other new resolution policies in order to follow the resolution principles set out by the FSB. Under the policy, it is expected firms perform an assessment of their preparations for resolution and the BOE provide a public statement concerning resolvability of each firm. The BOE and U.K. PRA may consider, in consultation with Financial Services Agency (“FSA”), apply some or all of the requirements set out in the policy statement to NEHS.

EU banks and investment firms including those located in the U.K. have been subject to the current prudential regulatory capital regime since the introduction of the Capital Requirements Regulation and Capital Requirements Directive (collectively, “CRD IV”) in January 2014. The aim of CRD IV was to strengthen the resilience of the EU banking sector so it would be better placed to absorb economic shocks while also ensuring that banks continued to finance economic activity and growth. CRD IV sets out regulations for minimum capital requirements for banks and investment firms and also introduced new capital and liquidity buffers.
In November 2016 the European Commission proposed amendments to this regulation in a “CRRII” package of reforms. Together with the updates to the Bank Recovery and Resolution Directive (“BRRD II”) and Single Resolution Mechanism Regulation (“SRMR”) this package is an important step towards the completion of the European post-crisis regulatory reforms and implements some of the outstanding global reforms agreed by the Basel Committee and the FSB. The EU views the amendments as essential to making its financial system more stable and resilient, and the financial institutions more resolvable. These updates entered into force in June 2019 with the majority of changes being introduced two years later in June 2021.
Among other things these proposed changes include the introduction of binding minimum leverage and net stable funding ratios, changes to the calculations for counterparty credit risk of derivatives, a tightening of large exposure limits, introduction of new reporting requirements for market risk and the introduction of a new EU intermediate parent undertaking requirement. These reforms are generally expected to lead to an increase in local capital and liquidity requirements and increased costs of compliance.
Subsequent to the finalization of work on the CRRII package the EU will introduce a “CRRIII” package of reforms to implement all outstanding elements of the Basel III framework including changes to the calculations for Operational Risk, CVA, Credit Risk, FRTB capital requirements and the introduction of an output floor to modelled calculations.
The revised MiFID II, which is split into the Markets in Financial Instruments Directive (“MiFID”) and the Markets in Financial Instruments Regulation (“MiFIR”) was published in the EU Official Journal on June 12, 2014 and entered into force on July 2, 2014. The majority of the new rules under MiFID II and MiFIR took effect from January 3, 2018, with Member States required to implement MiFID II through national legislation by July 3, 2017. The legislation sought to introduce wide-reaching changes to markets, including the extension of market transparency rules into non-equities
and potentially reducing the size of the OTC derivative market by mandating the clearing of standardized OTC transactions through central clearing counterparties and their trading through regulated trading venues. The new framework introduced a market structure which was intended to close certain loopholes and ensure that trading, wherever appropriate, takes place on regulated platforms. It has introduced rules on high frequency trading with a view to improving the transparency and oversight of financial markets. The revised MiFID also aimed to strengthen the protection of investors by introducing more robust organizational and conduct requirements and by strengthening the role of management bodies. The new framework also increased the role and supervisory powers of regulators and established powers to prohibit or restrict the marketing and distribution of certain products in well-defined circumstances. A harmonized regime for granting firms from third countries access to EU professional markets, based on an equivalence assessment of third-country jurisdictions by the Commission, was also introduced.
Following a range of consultations and technical advice published by the European Securities and Markets Authority (“ESMA”), in April 2016 the European Commission adopted a MiFID Delegated Directive (“Directive”). The Directive contains provisions on investor protection, notably on safeguarding of clients. The Commission also adopted a delegated regulation supplementing MiFID II. This regulation was aimed at specifying, in particular, the rules relating to exemptions, the organizational requirements for investment firms, and conduct of business obligations in the provision of investment services. In May 2016, the Commission adopted a further delegated regulation supplementing MiFIR. This regulation aims at specifying, in particular, the rules relating to determining liquidity for equity instruments, the rules on the provision of market data on a reasonable commercial basis, the rules on publication, order execution and transparency obligations for systematic internalisers, and the rules on supervisory measures on product intervention by the ESMA, the European Banking Authority (‘EBA’) and national authorities, as well as on position management powers by the ESMA.
After two years, the EU Commission is required to evaluate the overall functioning of the MiFID II/ MiFIR regime, in particular, addressing those areas where challenges still exist, and present a report to the European Parliament and Council together with a legislative proposal to reform the regime if required (the so called ‘MiFID Refit’). As part of this process, ESMA has already launched a number of consultations on specific areas, which will feed into the Commission’s reports.
The European Market Infrastructure Regulation (“EMIR”) became effective on August 16, 2012, and applies to any entity established in the EU that is a legal counterparty to a derivative contract, even when trading with non-EU
firms. EMIR was created with the intention of stabilizing OTC markets found within EU member states. Although the majority of EMIR regulations have already been implemented, on May 28, 2019, Regulation (EU) 2019/834 (EMIR REFIT) was published in the EU’s Official Journal, with the aim of amending EMIR to make some of its requirements simpler and more proportionate, particularly for non-financial
counterparties (“NFCs”). With a few exceptions, the majority of the provisions in the Regulation entered into force on June 17, 2019.
Following the announcement made by BCBS and the International Organization of Securities Commissions (‘IOSCO’) on April 3, 2020 to defer by one year, the deadline for completing the final two implementation phases of the bilateral margin requirements, the European Supervisory Authorities (ESMA, EBA and the European Insurance and Occupational Pensions Authority) have published joint draft Regulatory Technical Standards to amend the Delegated Regulation on the risk mitigation techniques for non-centrally
cleared OTC derivatives (bilateral margining), under EMIR to incorporate in the EU, the one year deferral.
On January 12, 2016, the Securities Financing Transactions Regulation (“SFTR”), which forms part of the EU’s package of legislation targeted at reforming shadow banking and aims to improve transparency in the securities financing transactions (“SFTs”) market, came into force subject to a range of transitional provisions over a number of years. On April 11, 2019, the final regulatory technical standards entered into force and MiFID firms were due to commence their reporting one year later on April 11, 2020. However, due to the
COVID-19
pandemic, the reporting under the SFTR has been extended until July 13, 2020. Other reporting counterparties are phased in over the following months, ending with NFCs on January 11, 2021.
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
The Fifth Money Laundering Directive (“5MLD”), came into force in the EU on April 26, 2018 and for implementation by EU Member States by January 10, 2020. Not all Member States have yet been able to implement the changes. However the U.K. government has enacted the regulations bringing into force the 5MLD and the provisions are contained in the Money Laundering and Terrorist Financing (Amendment) Regulations 2019. The changes impose additional obligations within the financial services sector. 5MLD amends 4MLD, and includes provisions that enhance the required level of transparency around beneficial ownership of corporates and trusts, tightens some controls relating to Politically-Exposed Persons and high risk third countries and also addresses risks associated with certain technological innovation, particularly virtual currencies.
The Senior Managers and Certification Regime (“SM&CR”) came into force on March 7, 2016 with the aim of reducing the risk of harm to consumers and strengthening market integrity by making firms, and individuals within those firms, more accountable for their conduct and competence. In July 2018, the U.K. FCA and U.K. PRA published near-final rules extending SM&CR to cover all financial services firms in the U.K. to apply from December 9, 2019. On March 8, 2019, the U.K. FCA announced its final rules on its proposed Directory—a new public register that will enable consumers, firms and other stakeholders to find information on key individuals working in financial services who are not otherwise appointed and publicly registered under the SM&CR. Firms were to submit data on Directory individuals in December 2019, and the Directory was expected to go live in March 2020. However, due to the
COVID-19
pandemic, the implementation date of the directory of certified and assessed persons is currently under review.
Since 2012, the European Commission sought to establish a modern and harmonized data protection framework across the EU to replace the existing Directive. On May 4, 2016, the official texts of the new EU General Data Protection Regulation (“GDPR”) were published in the EU Official Journal in all the official languages and it came into force on May 25, 2016. GDPR took effect across the EU member states on May 25, 2018. GDPR included a number of important changes to existing data protection legislation including new obligations on data processors, restrictions on the transfer of personal data outside the EEA and the introduction of new concepts such as “accountability” (and related record-keeping), the “right to be forgotten” and a requirement for data breach notifications to the relevant Regulators. Enforcement of GDPR is carried out by both national regulators (for the U.K., the Information Commissioner) and the European Commission, and the regulators also have the power to impose greater fines for any breaches of the data protection requirements of up to 4% of a firm’s global turnover.
The EU Benchmark Regulation (“BMR”) entered into force on June 30, 2016 and has applied in the U.K. since January 1, 2018. Global regulators have imposed fines on firms following attempted manipulation of the London Inter-bank Offered Rate (“LIBOR”), gold and foreign exchange benchmarks, and have taken action against individuals for misconduct related to benchmarks. The objectives of the EU BMR include, but are not limited to: (i) improving governance and controls over the benchmarking process to ensure that administrators avoid/manage conflicts of interest, (ii) improving the quality of input data and methodologies used by benchmark administrators, (iii) ensuring that contributors to benchmarks and the data they provide are subject to adequate controls, and (iv) protecting consumers and investors through greater transparency and adequate rights of redress.
Furthermore, in November 2019, the EU BMR was amended to include two new types of “climate benchmarks”—‘Paris-Aligned’ Benchmarks (“PABs”) and Climate Transition Benchmarks (“CTBs”). The
Low-Carbon
Benchmarks Regulation introduced the requirement (under Article 13 of the BMR) that administrators of benchmarks (save interest rate and foreign exchange benchmarks) must provide an explanation of how the key elements of their benchmark methodologies reflect ESG factors. The requirements are to be complied with by April 30, 2020. However, since the draft regulatory technical standards are currently subject to a public consultation and a number of important details are subject to these delegated acts, ESMA issued a ‘No Action Letter’ encouraging EU national regulators not to force these ‘Level 1’ requirements until these delegated acts are finalized.
In addition, interest rate benchmarks including, among others, the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (EURIBOR), the Euro Overnight Index Average (EONIA) and certain other Interbank Offered Rates (“IBORs”) are being reformed.
The U.K. is due to make the transition from LIBOR to Sterling Overnight Index Average (“SONIA”) by the end of 2021 although certain interim milestones have been extended due to the
COVID-19
pandemic.

In the Eurozone,
€
STR (Euro Short Term Rate) is set to gradually replace the Euro Overnight Index Average (EONIA) and serve as a fallback for the Euro Interbank Offered Rate (EURIBOR). EONIA will effectively be pegged against
€
STR until January 3, 2022, when EONIA ceases to apply.
In the U.K. as a follow up to the Fair and Effective Markets Review (established by the Chancellor of the Exchequer), the Fixed Income, Currencies and Commodities (“FICC”) Markets Standards Board (“FMSB”) was established in 2015 as a private sector response to the conduct problems revealed in global wholesale FICC markets after the financial crisis. The function of the FMSB is to help raise standards of conduct in global wholesale markets by producing voluntary Standards and other guidance in areas of uncertainty that are developed by the membership and designed to illustrate best practices to all market participants. These Standards are intended to reduce the continuing uncertainty about acceptable practices in opaque and unregulated areas, which is a hazard for FMSB members, as well as other market participants. The Standards published to date cover topics including the new issue process, binary options for the commodities markets, reference price transactions for the fixed income markets and secondary market trading error compensation. The published Standards do not have legal or regulatory force and do not replace existing legislation; rather, they are intended to supplement the rules already in place. The Standards are implemented by way of FMSB member firms, including Nomura International plc, making an adherence statement on an annual basis.
The U.K.’s membership of the EU ended on January 31, 2020, commonly referred to as “
Brexit
”, in accordance with the
Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community
(the “
Withdrawal Agreement
”). The Withdrawal Agreement provides for a transition period until December 31, 2020 during which existing and new EU law will apply in the U.K. The transition period may be extended once by mutual consent of the parties by up to two years. However, the U.K. legislation ratifying the article 50 withdrawal agreement (the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (as so amended, the “
EUWA
”)) contains a prohibition on a Minister of the Crown agreeing any extension to the transition period. While this does not entirely remove the prospect that the transition period will be extended (as the U.K. Parliament could pass legislation that would override the effect of the prohibition in the EUWA), the likelihood of a further extension is reduced.
The U.K. government and the EU are currently negotiating an equivalence arrangement for certain sectors of the financial services industry which, if agreed, would preserve some of the U.K.’s market access to the EU on the basis that the U.K.’s post-Brexit regulatory and supervisory framework is equivalent to that of the EU. However, while the final form and substance of an equivalence arrangement is undetermined at this stage (and may not be determined prior to the end of the transition period), it is unlikely to be as comprehensive as the market access that the U.K. enjoyed through its EU membership.
Regulatory Capital Rules
Japan
The FSA and regulatory authorities have revised the current regulatory capital standards applicable to Nomura to alleviate some of the impact of the
COVID-19
pandemic. In March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), approved a set of measures that provide additional operational capacity for banks and supervisors. These measures allow banks and supervisors to immediately focus on financial stability, and priorities that alleviate the impact of the
COVID-19
pandemic on the global banking system. GHOS also made changes to the implementation timeline of the outstanding Basel III standard by deferring the deadline by 1 year. After this announcement, the FSA also announced a 1 year deferment of the implementation schedule in Japan. In April 2020, the FSA and Bank of Japan agreed to develop necessary procedures toward a temporary exemption of the outstanding balance of financial institutions’ current accounts at the BOJ from the leverage ratio exposure measure in order to facilitate the implementation of monetary policy. The FSA published the revised draft notice of the Leverage ratio requirement for implementation of the agreement, which will be effective from June 30, 2020 to March 31, 2021.

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
The Basel Committee has issued a series of announcements regarding a broader program to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises, as described in “
Consolidated Regulatory Capital Requirements
” under Item 5.B of this annual report. The Capital Adequacy Notice on Final Designated Parent Company is expected to incorporate the series of rules and standards in line with the schedule proposed by the Basel Committee.
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
As of March 31, 2019 and 2020, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis and Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany, is regulated by the German regulator (“BaFin”). As of March 31, 2019 and 2020, NEHS, NIP, NBI and NFPE were in compliance with relevant regulatory capital related requirements.
In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. NIHK and NSL have always been compliant with relevant regulatory capital related requirements.
In addition, certain of our other subsidiaries are subject to various securities and banking regulations, and the capital adequacy requirements established by the regulatory and exchange authorities of the countries in which those subsidiaries operate. We believe that each such subsidiary is, and will in the foreseeable future be, in compliance with these requirements in all material respects.
Management Challenges and Strategies
Management vision
Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients. As a global investment bank, the Company will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, the Company will continue to contribute to the economic growth and development of society. To enhance its corporate value, the Company places significance on return on equity (“ROE”) and will strive for sustainable business transformation.
Addressing Urgent Priority Issues
The impact of the
COVID-19
pandemic has had, and will continue to have, significant impacts in global economy and financial markets. Nomura’s management priority is shifting to adjust to this situation and focusing on the following urgent challenges in the course of determining its overall impacts:
•	Continued to fulfill responsibility as capital market intermediary and liquidity provider in order to maintain the financing required by companies and trading activities by market participants.
•	Supported the recovery of the economy and corporate activities while ensuring the safety of our clients, communities and employees and their families, Provided remote services to clients and strengthened the infrastructure to keep up business as usual during widespread work-from-home arrangements.

•	Maintained robust financial position and ensured sufficient liquidity in a highly volatile and stressful market environment.
We carry out our business activities by recognizing those importance.
Priorities to respond to changed environment
Following the global outbreak of the
COVID-19
pandemic, it is likely that our future business platform including trends in real economy and capital markets will be dramatically changing while new types of client behavior and need will be generated. Workstyle of our employees will be also shifting. To adapt to these changes, Nomura is formulating a growth strategy to achieve sustainable enhancement in corporate value and revising its operating model.
•	Boost profitability and invest in growth areas to lift corporate value
As a part of our business strategy to improve corporate value, we are expanding and strengthening our scope of business from Public markets to Private markets. Specifically, we aim to further expand our capabilities in terms of “Products and services” “Customer base” and its “Delivery method”.
I. Products and services
In addition to our traditional strengths in financial products such as listed stocks and investment trusts, we will aggressively expand the scope of products and services that we offer to our private clients (alternative investments, including commercial assets such as private equity, private debt and infrastructure). We will also strengthen our approach to private offering as well as public offerings to meet customer needs.
II. Clients
Targeted clients in providing solutions for financing and M&A business, will be also shifted to start-up
companies (unlisted companies), not only to listed companies. We seek to further expand our business also with new types of services by exploring needs through consultation and advisory services to existing and new clients.
III. Delivery method
The active use of digital technology will be further accelerated, in not only non-face-to-face
but also
face-to-face
situations. Our capabilities will remain flexible to respond to the needs of individual clients not only by providing various information and products, but also by providing various contents.
Expanding our scope of business from public to private

•	Improve operating model to align to new business environment
To remain close engagement with and diligently serve our clients, we proceed with preparing for a variety of communication methods, for example to have a flexibility to choose either face-to-face,
telephone,
e-mail,
or online the situation demands, so that we can maximize our ability to respond to changes in client behavior and needs, despite the long-lasting effect of the
COVID-19
pandemic.
In addition, we continue our efforts to ensure our internal productivity through further investment in IT infrastructure, and digitalization, which should be effective even when working from home.
Management indicator
After the introduction of the Corporate Governance Code in Japan, the importance of management with an awareness of capital costs has increased among Japanese companies. In addition, since the financial industry is subject to financial capital regulations, more effective use of capital is required. As a result, our company believes that the optimal allocation of management resources will become even more important for the company in the future. Accordingly, beginning in the year ended March 31, 2020, we have adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation. ROE is defined and calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity. We believe that disclosure of ROE is useful to investors in that it helps them to assess our management and effective use of capital to enhance corporate value.
Our medium to long-term ROE target is a level of 8-10% for the fiscal year ended March 2025, reflecting the cost of capital demanded by our company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE.
There are multiple global financial regulations that Nomura Group must comply with, and, among these, the capital regulations established by Basel Committee on Banking Supervision have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 ratio (CET1 ratio) of at least 11%. For a detailed description of our CET1 ratio and its calculation, see under Item 5.B. “
Consolidated Regulatory Capital Requirements
” While conducting business with an awareness of capital efficiency through the use of ROE described above, we are also mindful of our financial soundness and is mindful of the buffer in the event of severe market stress. At a meeting held in May 2020, the Board of Directors discussed certain aspects of our business strategies.
The challenges and strategies in each division are as follows:
•	Retail Division
Based on the basic concept of “Enriching clients by responding to their asset concerns”, Retail Division aims to become a financial institution that is required by many people. We will continue working on improving the skills of our Partners, and enhance wide range of products and services in order to accurately respond to diversifying clients’ asset issues such as; inheritance or anxiety about lack of funds after retirement. Furthermore, in order to deliver products and services to clients who have never used Nomura, we will expand our online services and strengthen our remote consulting structure through call centers and other functions.
•	Asset Management Division
In our investment trust business, we will pursue providing clients with a diverse range of investment opportunities to meet investors’ various needs, focusing on asset formation and retirement layers, where asset management needs are expected to increase further in the future. In our investment advisory business, we will aim to increase assets under management and expand our client base worldwide by providing value-added investment services.

Through our continued effort to deliver superior investment performance, as well as meeting various investment needs, we aim to become an asset management company highly regarded by investors from around the world.
•	Wholesale Division
The Wholesale division faces challenges presented by increasingly sophisticated needs of clients and technological advancement, coupled with challenged from uncertain market environment and potential economic downturn recently on the back of the
COVID-19
pandemic. To ensure continuity of service as well as added value to clients, we will continue to enhance collaboration across regions and divisions as well as ensure tight risk control. We will continue efforts to diversify business portfolio and deploy financial resources to selective, high growth opportunities.
Global Markets aims to provide uninterrupted liquidity to our clients while positioning portfolio to weather a possible economic downturn, keeping tight risk control and discipline. Additionally, opportunistically pursue growth opportunities in areas like asset-side structured business / structured finance as well as client coverage and continue to make progress in digitization of Flow business and improved efficiency, differentiation.
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
•	Risk Management and Compliance, etc.
At the Nomura Group, the types and levels of risks for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.
With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.
In March 2019, there was an incident that information related to the listing and delisting criteria for the upper market under review by the Tokyo Stock Exchange was handled improperly from the viewpoint of ensuring fair and sound markets in the course of communicating information at Nomura Securities Co., Ltd. In May the same year, Japan’s Financial Services Agency issued a business improvement order against Nomura Holdings and Nomura Securities for their management control framework relating to information management. We have taken this matter very seriously, and are reviewing our organizational structures and developing rules. In addition, in order to ensure not only compliance with laws and regulations, but also that all executive management and employees are able to act in accordance with social norms, Nomura Group has established the “Nomura Group Code of Conduct” as guidelines for action to be taken, and is developing an effective internal management system to promote appropriate actions (Conduct) based on the Code of Conduct.

In addition, Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust In this initiative, we strive to maintain a sound corporate culture through discussions on appropriate conduct, and will make further efforts to enable all of our executive officers and employee to act with high ethical standards as professionals engaged in capital markets.
As described above, we are working to achieve our management targets and devote our efforts to the stability and further develop financial and capital markets. Also, we aim to be a financial services group that society needs and our clients trust.

C. Organizational Structure.
The following table lists the Company and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country/Region	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd.	Japan	100
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
N-Village Co., Ltd.	Japan	100
Nomura Capital Partners Co., Ltd.	Japan	100
Nomura Mezzanine Partners Co., Ltd.	Japan	100
Corporate Design Partners Co., Ltd.	Japan	100
Nomura Kagayaki Co., Ltd.	Japan	100
Nomura Asia Pacific Holdings Co., Ltd.	Japan	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Securities Singapore Pte. Ltd.	Singapore	100
Nomura Australia Limited	Australia	100
PT Nomura Sekuritas Indonesia	Indonesia	96
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Capital Nomura Securities Public Co., Ltd.	Thailand	99
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Nomura Financial Products Europe GmbH	Germany	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura International Funding Pte. Ltd.	Singapore	100
Nomura Orient International Securities Co., Ltd.	China	51

D. Property, Plants and Equipment.
Our Properties
As of March 31, 2020, our principal head office is located in Tokyo, Japan and occupies 1,007,309 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 125,184 square feet, our Nagoya branch office, which occupies 82,914 square feet, and the head office of NAM in Tokyo, which occupies 178,218 square feet.
As of March 31, 2020, our major offices outside Japan are the head offices of NIP located in London, which occupies 239,777 square feet, the New York head office of Nomura Securities International, Inc., which occupies 194,770 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 146,389 square feet. We lease most of our overseas office space.
As of March 31, 2020, the major office of Nomura Services India Private Limited, our specialized service company in Mumbai, India, occupies 562,038 square feet.
As of March 31, 2020, the aggregate book value of the land and buildings we owned was ¥121 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥36 billion.
Item 4A. Unresolved Staff Comments
We are a large accelerated filer as defined in Rule
12b-2
under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2020 and which remain unresolved as of the date of the filing of this annual report with the Commission.
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
Business Environment
Japan
The performance of Japan’s economy deteriorated substantially in the latter half of the fiscal year ended March 31, 2020. Real gross domestic product (GDP) grew by 2.1% on a quarter-on-quarter
annualized basis in April-June 2019, but then flattened out with 0.0% growth in July-September. The country’s economy then saw two consecutive quarters of substantial contraction, with real GDP shrinking by 7.3% in October-December 2019 and by 3.4% in January-March 2020. Exports from Japan were weak since the start of the fiscal year, as global economic growth had already started slowing as a result of U.S.-China trade friction. Up through the July-September quarter, however, capital spending remained at a high level, buoyed by labor-saving investments pursued by companies dealing with labor shortages, and consumer spending and housing investment trended upward thanks in part to rush demand ahead of the consumption tax rate hike that went into effect in October 2019. Once the consumption tax rate was raised, however, consumer spending slumped on the backlash from the last-minute demand ahead of the tax hike, and corporate capital spending followed consumer spending sharply downward. There were signs early in 2020 that the decline in economic activity was coming to a halt, but the global spread of
COVID-19
then started putting fresh downward pressure on economic activity. China intentionally suppressed economic activity in Wuhan and many other cities as a way to contain the pandemic, and European countries and the United States soon followed suit. In Japan, the national government issued a call to the populace in February 2020 to minimize movements outside the home and to consider canceling events with a nationwide audience, and in March 2020, the Tokyo Metropolitan Government called on residents of the prefecture not to venture outside the home on non-urgent
business. Restrictions on international arrivals and immigration were strengthened around the same time. The number of visitors to Japan dropped off steeply as a result, declining by more than 90%
year-on-year
on March, and exports, consumer spending, and various other sorts of economic activity all fell off sharply.
With respect to corporate earnings, recurring profits at major companies in the fiscal year ended March 31, 2019 declined steeply year-on-year,
hit by both U.S.-China trade friction and the COVID-19 pandemic. The U.S.-China trade issues blunted global economic growth, and among manufacturers, earnings deteriorated in materials industries and processing industries alike. In a number of industry sectors, profits were also dragged down by the recording of unrealized valuation losses on equity securities, forced by changes in the market valuations of companies’ shareholdings. However, some industries did manage to achieve strong earnings performance, including the software industry, where the amusement sub-sector
benefitted from strong sales of new game consoles and the system application sub-sector
benefitted from corporate investment in labor-saving technology. Estimated recurring profits at major companies (those in the Russell/Nomura Large Cap Index) with fiscal years ending in March 2020 fell by 18.7%
year-on-year,
for the first profit decline in four years. Estimated return on equity (ROE) for the fiscal year ending in March 2020 came to 6.7%, significantly worse than the ROE result of 9.2% for the previous fiscal year.
In the equity market, Japanese stocks at one point touched highs not seen since 2018, as investors welcomed the news of progress in U.S.-China trade negotiations. However, Japan’s major stock indices ended up declining for the second fiscal year in a row due to worries over the impact that the spreading
COVID-19
pandemic would have on the economy, both at home and abroad. From the beginning of the fiscal year ending in March 2020 through August 2019, Japanese equities alternately advanced and retreated in response to the shifting outlook for the outcome of U.S.-China trade talks. Investor sentiment then improved starting in September 2019 on the combination of expectations for a resolution to the U.S.-China trade standoff and a swing back to monetary easing in Europe and the United States. A marked uptrend in Japanese equities ensued. The Nikkei Stock Average closed above 24,000 on December 13, 2019, doing so for the first time in roughly 14 months, and remained at a high level into the new year. Shortly thereafter, however, Japanese stocks turned downward as investors increasingly took to the view that the spreading
COVID-19
outbreak in China would cause a slump in Chinese manufacturing output and consumption. These concerns soon turned into worries over the negative impact on global economic growth from the growing number of reported new infections in Japan and elsewhere, and U.S. stocks led what turned into a deep correction in major stock markets worldwide. The Nikkei Stock Average even briefly dipped below 17,000 in March 2020, but U.S. stocks then rebounded on hopes for economic stimulus, and Japanese stocks pared their losses by the end of the month. The Tokyo Stock Price Index (“TOPIX”), a broadly representative index of Japanese stock performance, closed at 1,403.4 at the end of March 2020, down 11.8% from its end-March
2019 close of 1,591.64. The Nikkei Stock Average similarly finished the year down 10.8%, falling from 21,205.81 as of the end of March 2019 to 18,917.01 at the end of March 2020.
In the bond market, yields remained confined to a fairly tight range as a result of the BOJ keeping up its program of quantitative and qualitative easing (“QQE”) with yield curve control (“YCC”). Even so, yields drifted generally downward through early September 2019 and then started rising thereafter. The yield on newly issued
10-year
Japanese government debt securities started off April 2019 at roughly
-0.05%,
and from there moved

generally downward as U.S.-China trade friction and other forces clouded the global economic outlook, eventually falling to as low as
-0.295%
on September 4, 2019. The BOJ was also becoming increasingly concerned, and at its monetary policy meeting held on July 30, 2019, the Bank formalized its stance that it would “not hesitate to take additional easing measures” if needed. This change in language fueled market expectations that the BOJ would lower its policy interest rate further or adopt additional easing measures of some other sort, and the result was further downward pressure on yields. Subsequently, however, a U.S.-China trade agreement began to look more likely, spurring hopes that the global economy was on its way to bottoming out and sending the yield on newly issued
10-year
Japanese government debt securities upward again, to around 0% by mid-January
2020. In the interim, the BOJ indicated at its September 19 meeting that it would reexamine economic and price developments when updating its outlook for economic activity and prices at its meeting in October 2019. Although this brought on heightened expectations in the market for additional monetary easing, the BOJ ultimately did not lower its policy interest rate. From late January 2020 onward, as the spreading
COVID-19
outbreak led to growing worry over the global economic outlook, the yield on newly issued
10-year
Japanese government debt securities turned downward again, falling to
-0.165%
on March 9, 2020. Thereafter, the
10-year
yield reversed course as dollar-buying demand surged on news of the virus spreading widely in the United States, and by March 23, 2020 it had climbed to 0.080%. Demand for the dollar then stabilized, and the yield on newly issued
10-year
Japanese government debt finished March 2020 back at approximately 0%. The BOJ held an extraordinary monetary policy meeting on March 16, 2020 at which it promised an ample supply of liquidity, and it increased the amount of its actual government debt security purchases in March. These actions seem to have helped to stabilize yields.
In foreign exchange markets, USD/JPY started the fiscal year above $1 = ¥110, but the yen then appreciated steeply starting in May 2019 on concerns over U.S.-China friction. The yen gained against the dollar over the course of the summer, with USD/JPY even falling below $1 = ¥105 in August 2019 after the Fed’s preemptive rate cut in July 2019. USD/JPY eventually recovered to above $1 = ¥112 in February 2020, after expectations for a U.S.-China trade agreement began building in September 2019 and the two countries actually reached a phase-one
deal in January 2020. However, the spread of the
COVID-19
outbreak to Europe and the United States from China rattled markets starting in late February 2020, and the yen appreciated steeply enough to send USD/JPY briefly below $1 = ¥102 in early March 2020. The turbulence continued, with USD/JPY actually returning to above $1 = ¥111 in late March 2020 as global demand for dollar liquidity increased. USD/JPY ended up finishing March 2020 at $1 = ¥107.54 as the supply of dollar liquidity provided by the FRB and the BOJ late in the month eased what had been relentless upward pressure on the dollar.
Meanwhile, EUR/JPY started the fiscal of 2019 at around
€
1 = ¥125, but fell to below
€
1 = ¥116 during the summer as concern over the U.S.-China trade standoff caused the mood to turn more risk-off
and investors increasingly came to expect that the European Central Bank (“ECB”) would resume monetary easing. EUR/JPY ultimately finished at
€
1 = ¥118.64, as the yen came under upward pressure against the euro again as the
COVID-19
pandemic spread to Europe.
Overseas
Global economic growth slowed during the summer of 2019. The heightened worry over U.S.-China trade tensions destabilized financial markets, prompting major central banks to resume monetary easing. In the United States, the Federal Reserve Board (“FRB”) began making preemptive rate cuts in July, while in the euro area, the ECB settled on an easing package in September that included taking the negative policy interest rate lower while re-introducing
quantitative easing. The BOJ, despite also becoming the subject of expectations for further easing, chose not to go deeper with its negative policy interest rate. Beginning in late summer, expectations for a global economic recovery picked up as the manufacturing sector entered an up leg in the business cycle and a resolution to the U.S.-China trade standoff began to look more likely. Once 2020 got under way, the threat posed by the
COVID-19
outbreak began to weigh on the global economy. Economic growth in the world’s major economies fell off steeply in January-March 2020, with the four economic powerhouses of the United States, the euro area, Japan, and China all sinking into negative growth. Slowed economic growth became a worry for commodity countries and oil-producing
countries as well, with the price of crude oil plummeting in March.

In the United States, GDP for calendar year 2019 grew by 2.3%. While this was slower than the growth for calendar year 2018 at 2.9%, it nevertheless represented a gradual recovery. Up through the middle of 2019, the United States hiked tariffs on Chinese imports and broadened the scope of imports subject to the tariffs, and concerns mounted that the manufacturing sector in particular would suffer a slowdown. The FRB executed a series of three 25bp rate cuts in response. Trade worries eased over the course of the latter half of 2019 as the United States and China worked their way closer to an agreement. The United States and China ultimately signed a phase-one
trade agreement in January 2020. Beginning in late February, however, social distancing measures and stay-at-home
restrictions put in place to combat the
COVID-19
outbreak brought about a deep slump in the U.S. economy. Real GDP in the United States contracted by a steep 4.8% on a quarter-on-quarter
annualized basis in January-March 2020. The FRB responded to the sharp drop-off
in economic activity with a massive monetary easing package in March. In addition to a zero interest rate policy (with the target range for the federal funds rate set at
0.00%-0.25%),
the range of measures introduced to ease credit and provide liquidity included a promise to buy U.S. Treasury securities and agency mortgage-backed securities (“MBSs”) in the amounts needed to preserve market functioning (effectively a commitment to unlimited purchases) and the establishment of a new facility for purchases of corporate bonds. Also by the end of March, the United States enacted fiscal stimulus measures totaling more than $2 trillion. Consumer price inflation in the United States slowed from 1.9%
year-on-year
as of the end of March 2019 to 1.5% as of the end of March 2020. The Dow Jones Industrial Average closed at 21,917 at the end of March 2020, down 15% from its end-March
2019 close of 25,929. The yield on
10-year
U.S. Treasury securities dropped by 1.74% over that span, falling from 2.41% as of the end of March 2019 to 0.67% as of the end of March 2020.
The euro area economy managed to keep up positive growth in 2019, but the pace of growth went slack, particularly in the manufacturing sector. Strengthened environmental regulations that the EU imposed on new vehicles in the autumn of 2018 had a negative impact on demand for new automobiles by way of the resulting rise in average new vehicle prices. The automotive sector thus ended up being at the center of a decline in manufacturing sector output. To address the economic sluggishness, the ECB announced a cut to its deposit facility interest rate (its primary policy interest rate) in September 2019 along with the resumption of quantitative easing. The risk of the bottom dropping out of the euro area economy subsequently receded with the U.K.’s relatively smooth departure from the EU at the end of January 2020 and the news that economic relations between the U.K. and the EU would remain unaltered through the end of 2020. In March, however, the number of reported
COVID-19
cases in Europe surged, and the economy rapidly deteriorated as national governments responded with stay-at-home
restrictions. In the January-March 2020 quarter, the euro area’s real GDP suffered its worst quarter-on-quarter
decline since the euro area’s inception in 1999, and the ECB announced an expansion of its quantitative easing measures in March.
In
ex-Japan
Asia, China’s real GDP grew by 6.1% in 2019, continuing the pattern of slowing growth that has taken shape in recent years. One major factor here is that Chinese authorities worked harder to control the hidden debts of regional and local governments; another is that U.S.-China trade friction did damage to private-sector appetite for capital spending. Monetary policy stayed on the easing track it has been on since late 2018, but fundraising by private-sector companies in capital markets stagnated. The Chinese government, for its part, ramped up economic stimulus measures in dealing with the spread of COVID-19. Already as of March 2020, growth in domestic infrastructure spending had picked up remarkably year-on-year,
and credit expansion has accelerated again.
Ex-Japan
Asia managed to achieve solid economic growth in 2019 (excluding Hong Kong, which was hit with widespread demonstrations), although exports from the region and consumption within the region sharply declined in March as the COVID-19 pandemic took its toll.
Executive Summary
As described in “—Business Environment” above, the business environment surrounding our company has changed significantly. Furthermore, from a regulatory perspective, in addition to the implementation of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura has been identified as one of Domestic Systemically Important Banks. Nomura will continue to monitor closely and take necessary measures in responding to wide-ranging reforms as part of the global tightening of financial regulations. Also, amid the global economic downturn caused by the
COVID-19
pandemic and subsequent changes in monetary policies by central banks as well as uncertainty created by Brexit in January 2020, Nomura is contemplating and implementing appropriate measures by paying necessary attention to the changes in global operating environment.
In such a difficult environment, we made a company-wide effort to rebuild the business platform announced in April 2019, as a result of our ongoing initiatives and continuing focus on providing solutions to our clients in areas where we have a competitive advantage, pretax income rebounded strongly, while our environment is changing drastically.
We generated net revenue of ¥1,287.8 billion for the year ended March 31, 2020, a 15.3% increase from the previous fiscal year.
Non-interest
expenses decreased by 10.0% to ¥1,039.6 billion, income before income taxes was ¥248.3 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥217.0 billion. Return on equity (“ROE”) was 8.2%. Diluted EPS
(1)
for the year ended March 31, 2020 was ¥66.20, an increase from diluted loss per share of ¥29.92 for the year ended March 31, 2019.
We have decided to pay a dividend of ¥5 per share to shareholders of record as of March 31, 2020. As a result, the total annual dividend was ¥20 per share.
Based on our long-term management vision “Vision C & C” which targeted the fiscal year ended March 2020, we have designated net income per share (EPS) as a key management indicator and worked to continuously improve this indicator. However, with the establishment of the new structure in April 2020, we have decided to use return on equity (ROE) as a management indicator and to pursue sustainable business reforms. At the same time, we have set a pretax profit target of ¥280 billion for the Retail, Asset Management and Wholesale businesses in fiscal 2023.
In our Retail Division, net revenue for the year ended March 31, 2020 decreased by 0.9% from the previous fiscal year to ¥336.4 billion.
Non-interest
expenses decreased by 1.1% to ¥286.9 billion. As a result, income before income taxes decreased by 0.1% to ¥49.4 billion. Based on the basic concept of “Enriching clients by responding to their asset concerns”, Retail Division has been working on consulting business in close cooperation with each customer with the aim of becoming “the most trusted partner”. In the current fiscal year, sales of investment trusts and equities were sluggish due to the decline in customers’ investment mindset against the backdrop of the unstable market environment, which was exacerbated by the COVID-19 pandemic. However, signs of changes are beginning to appear, as we have made a transition to the sales structure that meets the needs of our clients. In addition to Asset Management, we will enhance our products and services such as; Real Estate, Inheritance, or Succession, which aims to provide various solutions and advices to clients’ entire asset. We are also taking digital approaches in addition to face-to-face
approaches, to provide services to a wider range of clients. We will further strengthen our digital approach.
In our Asset Management Division, net revenue for the year ended March 31, 2020 decreased by 5.4% from the previous fiscal year to ¥92.6 billion.
Non-interest
expenses increased by 0.3% to ¥63.8 billion. As a result, income before income taxes decreased by 15.8% to ¥28.8 billion. In the investment trust business, the inflow to ETFs, funds that contribute to asset formation and funds for defined contribution pension plans for the concept of “100 years of life” (the idea that Japanese individuals should prepare financially to live to 100 years of age) is continuing. On the other hand, there was an outflow of funds such as emerging markets funds. In the investment advisory business, although we saw cash inflow mainly from public pension funds, there was an outflow mainly from high yield related products in overseas. As a result, revenue decreased as assets under management decreased from the end of the previous fiscal year as of March 31, 2020, and due to the valuation of American Century Investments, our strategic partner.
In our Wholesale Division, net revenue for the year ended March 31, 2020 increased by 16.8% from the previous fiscal year to ¥648.6 billion.
Non-interest
expenses decreased by 16.6% to ¥556.4 billion. As a result,

(1)	Diluted net income attributable to Nomura Holdings’ shareholders per share (loss).

income before income taxes was ¥92.2 billion. In Global Markets, the year ended March 2020, we focused on core strengths in each region and stabilizing our performance, following strategic repositioning of business undertaken in April 2019. As a result, we delivered steady performance in both Fixed Income and Equities and continued to remain engaged with our clients, despite geopolitical uncertainties leading to challenging market environment for most part of the year. For Investment Banking, the global IB business performed stably until the third quarter, but the decline in customer activity and in the market caused by the spread of
COVID-19
in the fourth quarter affected business results. On the other hand, the diversification of revenue opportunities that we have worked on mainly overseas has progressed. Europe, Middle East and Africa (“EMEA”) and Asia ex-Japan
(“AEJ”) revenues from M&A and DCM (debt-related fundraising business) exceeded the previous fiscal year’s revenue respectively. We provide custom-made solutions by carefully grasping the needs of our clients.
On April 1, 2020, we completed the acquisition of Greentech Capital, LLC, an M&A boutique that is strong in sustainable technology and infrastructure.
Results of Operations
Overview
The following table provides selected consolidated statements of income information for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen, except percentages
	Year ended March 31
	2018	2019		% Change from previous year	2020	% Change from previous year
Non-interest revenues:
Commissions	¥373,313	¥293,069		(21.5)%	¥308,805	5.4%
Fees from investment banking	101,663	101,521		(0.1)	103,222	1.7
Asset management and portfolio service fees	245,616	245,519		—	238,202	(3.0)
Net gain on trading	442,885	342,964		(22.6)	356,609	4.0
Gain (loss) on private equity and debt investments	(869)	1,007		—	(93)	—
Gain (loss) on investments in equity securities	2,683	(6,983)		—	(14,726)	—
Other	221,192	81,057		(63.4)	165,991	104.8

Total Non-interest revenues	1,386,483	1,058,154		(23.7)	1,158,010	9.4
Net interest revenue	110,486	58,616		(46.9)	129,819	121.5

Net revenue	1,496,969	1,116,770		(25.4)	1,287,829	15.3
Non-interest expenses	1,168,811	1,154,471		(1.2)	1,039,568	(10.0)

Income (loss) before income taxes	328,158	(37,701)		—	248,261	—
Income tax expense	103,866	57,010		(45.1)	28,894	(49.3)

Net income (loss)	¥224,292	¥(94,711)		—%	¥219,367	—%
Less: Net income attributable to noncontrolling interests	4,949	5,731		15.8	2,369	(58.7)

Net income (loss) attributable to NHI shareholders	¥219,343	¥(100,442)		—%	¥216,998	—%

Return on equity	7.9%	(3.7	) %		8.2%
Net revenue
increased from the year ended March 31, 2019 to the year ended March 31, 2020. This increase is primarily driven by
Commissions
and
Net gain on trading
in Retail and Wholesale Division.
Commissions

increased from the year ended March 31, 2019 to the year ended March 31, 2020 primarily due to an increase in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products.
Fees from investment banking
increased from the year ended March 31, 2019 to the year ended March 31, 2020 primarily due to an increase in revenue from M&A advisory services and our solution services associated with fund raising.
Asset management and portfolio service fees
decreased from the year ended March 31, 2019 to the year ended March 31, 2020 in response to the decrease in assets under management.
Net gain on trading
increased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily driven by an increase in revenue from the Fixed Income business.
Net gain on trading
also included total gains of ¥17.5 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spreads particularly as a result of the
COVID-19
pandemic during the fiscal year.
Other
increased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to the realized gain of ¥73,293 million by the partial sale of Nomura’s investment in ordinary shares of Nomura Research Institute, Ltd.
Net revenue
decreased from the year ended March 31, 2018 to the year ended March 31, 2019. This decrease is primarily driven by
Commissions
and
Net gain on trading
in Retail and Wholesale Division.
Commissions
decreased from the year ended March 31, 2018 to the year ended March 31, 2019 primarily due to a decrease in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products.
Fees from investment banking
primarily led by M&A and ECM, such as acquisition of Shire Plc by Takeda Pharmaceutical Co. and IPO of Softbank Corp was largely unchanged the year ended March 31, 2018 to the year ended March 31, 2019.
Asset management and portfolio service fees
was largely unchanged from the year ended March 31, 2018 to the year ended March 31, 2019, although assets under management increased by positive net inflows into private placement trust for financial institutions and investment trusts for discretionary investments.
Net gain on trading
decreased from the year ended March 31, 2018 to the year ended March 31, 2019, driven by decreases in both Fixed Income and Equity business.
Net gain on trading
also included total gains of ¥0.2 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spreads during the fiscal year.
Other
decreased from for the year ended March 31, 2018 to the year ended March 31, 2019, primarily driven by a decrease in American Century Investments related revenue and the absence of gains from the liquidation of an investment in a foreign entity and the sale of our controlling financial interest in Asahi Fire and Marine Insurance Co., Ltd recognized in the previous year.
Net interest revenue
is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates.
Net interest revenue
is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view
Net interest revenue
and
Non-interest revenues
in aggregate. For the year ended March 31, 2020, interest revenue, including a dividend from our investment in American Century Investments increased by 2%, and interest expense decreased by 8% from the year ended March 31, 2019. As a result,
Net
interest revenue
for the year ended March 31, 2020 increased from the year ended March 31, 2019. For the year ended March 31, 2019, interest revenue, including a dividend from our investment in American Century Investments increased by 33%, and interest expense increased by 51% from the year ended March 31, 2018. As a result,
Net interest revenue
for the year ended March 31, 2019 decreased from the year ended March 31, 2018.
Gain (loss) on investments in equity securities
includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Losses on investments in equity securities increased significantly due to market downturns as a result of the
COVID-19
pandemic in the year ended March 31, 2020.
Non-interest expenses
for the year ended March 31, 2020 decreased from the year ended March 31, 2019, primarily due to the absence of the goodwill impairment charge of ¥81,372 million attributable to the Wholesale Division.

Non-interest expenses
for the year ended March 31, 2019 decreased from the year ended March 31, 2018, due to the absence of provisions in connection with legacy transactions in the Americas recorded slightly over ¥30.0 billion in the previous year and lower bonus due to pay for performance offset by goodwill impairment charge mentioned above.
We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Nomura’s domestic effective statutory tax rate was approximately 31% for the fiscal year ended March 31, 2018, 2019 and 2020, respectively. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.
Income tax expense
for the year ended March 31, 2020, represented an effective tax rate of 11.6%. The significant factors causing the difference between the effective tax rate of 11.6% and the effective statutory tax rate of 31% was the effect of
Non-taxable
income which decreased the effective tax rate by 23.5%, partially offset by
Non-deductible
expenses which increased the effective tax rate by 2.9%.
Income tax expense
for the year ended March 31, 2019, represented an effective tax rate of a negative 151.2%. The significant factors causing the difference between the effective tax rate of a negative 151.2% and the effective statutory tax rate of 31% was the effect of
Non-deductible
expenses which decreased the effective tax rate by 110.3%, partially offset by
Non-taxable
income which increased the effective tax rate by 16.8%.
Income tax expense
for the year ended March 31, 2018, represented an effective tax rate of 31.7%. The significant factors causing the difference between the effective tax rate of 31.7% and the effective statutory tax rate of 31% was the effect of changes in foreign tax laws which increased the effective tax rate by 23.5%, partially offset by changes in deferred tax valuation allowances, which decreased the effective tax rate by 22.8%.
Results by Business Segment
Our operating management and management reporting is prepared based on our Retail, Asset Management and Wholesale divisions and we disclose business segment information in accordance with this structure. Our Merchant Banking division is reported as part of our Other segment.
Realized gain on investments in equity securities held for operating purposes, our share of equity in the earnings of affiliates, corporate items and other financial adjustments (including the operating results of our Merchant Banking division) are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Item 4.B “
Business Overview
” of this annual report and Note 22 “
Segment and geographic information
” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 22 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Retail
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

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2018	2019	% Change from previous year	2020	% Change from previous year
Non-interest revenue	¥406,295	¥331,743	(18.3)%	¥329,983	(0.5)%
Net interest revenue	6,613	7,737	17.0	6,376	(17.6)

Net revenue	412,908	339,480	(17.8)	336,359	(0.9)
Non-interest expenses	309,771	289,990	(6.4)	286,926	(1.1)

Income before income taxes	¥103,137	¥49,490	(52.0)%	¥49,433	(0.1)%

Net revenue
decreased from the year ended March 31, 2019 to the year ended March 31, 2020 primarily due to a decrease in fees from investment banking services, offset in part by increased commissions for distribution of investment trusts.
Net revenue
decreased from the year ended March 31, 2018 to the year ended March 31, 2019 as a result of a decrease in retail investors’ transactions of stocks and investment trusts under the uncertain market condition weighed on investor sentiment.
Non-interest expenses
decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to a decrease in business development expenses including advertising costs.
Non-interest expenses
decreased from the year ended March 31, 2018 to the year ended March 31, 2019, primarily due to a decrease in compensation and benefit and system-related expenses with the termination of system depreciation.
The following table shows the breakdown of Retail
non-interest
revenues for the year ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2019	2020	% Change from previous year
Commissions	¥142,764	¥153,170	7.3%
Brokerage commissions	60,167	61,207	1.7
Commissions for distribution of investment trusts	57,880	66,940	15.7
Other commissions	24,717	25,023	1.2
Net gain on trading	55,829	56,756	1.7
Fees from investment banking	33,981	23,239	(31.6)
Asset management fees	95,384	92,139	(3.4)
Others	3,785	4,679	23.6

Non-interest revenues	¥331,743	¥329,983	(0.5)%

Commissions
increased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to increases in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products.
Net gain on trading
increased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to an increase in income related to debt securities.
Fees from investment banking
decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to the absence of large IPO deals as compared to the previous year.

Retail Client Assets
The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2019 and 2020. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2019
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥75.7	¥22.5	¥(21.4)	¥(4.9)	¥71.9
Debt securities	17.9	29.2	(27.2)	(1.1)	18.8
Stock investment trusts	9.1	2.9	(2.7)	(0.3)	9.0
Bond investment trusts	7.1	0.3	(0.7)	0.1	6.8
Overseas mutual funds	1.2	—	(0.1)	0.0	1.1
Others	6.7	0.9	(0.6)	0.1	7.1

Total	¥117.7	¥55.8	¥(52.7)	¥(6.1)	¥114.7

	Trillions of yen
	Year ended March 31, 2020
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥71.9	¥12.4	¥(13.4)	¥(8.2)	¥62.7
Debt securities	18.8	29.3	(27.3)	(2.4)	18.4
Stock investment trusts	9.0	3.1	(3.2)	(1.3)	7.6
Bond investment trusts	6.8	0.9	(0.5)	0.1	7.3
Overseas mutual funds	1.1	0.1	(0.1)	(0.1)	1.0
Others	7.1	0.8	(1.0)	0.1	7.0

Total	¥114.7	¥46.6	¥(45.5)	¥(11.8)	¥104.0

Retail client assets decreased from March 31, 2019 to March 31, 2020. The balances of our clients’ equity and equity-related products decreased by ¥9.2 trillion from ¥71.9 trillion as of March 31, 2019 to ¥62.7 trillion as of March 31, 2020, mainly due to the disruptions in the Japanese equity market from February 2020 reflecting the effect of the COVID-19 pandemic and increase of net outflows. The balances of our clients’ investment trusts decreased by ¥1.1 trillion from ¥16.9 trillion as of March 31, 2019 to ¥15.8 trillion as of March 31, 2020.
Retail client assets decreased from March 31, 2018 to March 31, 2019. The balances of our clients’ equity and equity-related products decreased by ¥3.8 trillion from ¥75.7 trillion as of March 31, 2018 to ¥71.9 trillion as of March 31, 2019, mainly due to the deterioration of Japanese equity market and increase of net outflows. The balances of our clients’ investment trusts decreased by ¥0.5 trillion from ¥17.4 trillion as of March 31, 2018 to ¥16.9 trillion as of March 31, 2019.
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

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2018	2019	% Change from previous year	2020	% Change from previous year
Non-interest revenue	¥118,545	¥89,607	(24.4)%	¥85,190	(4.9)%
Net interest revenue	8,792	8,238	(6.3)	7,415	(10.0)

Net revenue	127,337	97,845	(23.2)	92,605	(5.4)
Non-interest expenses	61,167	63,660	4.1	63,833	0.3

Income before income taxes	¥66,170	¥34,185	(48.3)%	¥28,772	(15.8)%

Net revenue
decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to American Century Investments related losses and the decrease in asset management and portfolio service fees.
Net revenue
decreased from the year ended March 31, 2018 to the year ended March 31, 2019, primarily due to American Century Investments related losses, while cash inflow in the investment trust business and investment advisory business contributed to the increase in assets under management and business performance improved.
Non-interest expenses
increased slightly from the year ended March 31, 2019 to the year ended March 31, 2020.
Non-interest expenses
increased from the year ended March 31, 2018 to the year ended March 31, 2019, mainly due to an increase in system-related expenses.
The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of March 31, 2019 and 2020.

	Billions of yen
	Year ended March 31, 2019
	Balance at beginning of year	Adjustment in beginning balance	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥52,381	¥—	¥24,988	¥(23,850)	¥(148)	¥53,371
Nomura Funds Research and Technologies Co., Ltd.	2,765	(2,765)	—	—	—	—
Nomura Corporate Research and Asset Management Inc.	2,684	—	902	(732)	157	3,011

Combined total	57,830	(2,765)	25,890	(24,582)	9	56,382
Shared across group companies	(7,815)	2,649	(1,187)	1,521	(176)	(5,008)

Total	¥50,015	¥(116)	¥24,703	¥(23,061)	¥(167)	¥51,374

	Billions of yen
	Year ended March 31, 2020
	Balance at beginning of year	Adjustment in beginning balance	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥53,371	¥—	¥26,098	¥(25,076)	¥(3,745)	¥50,648
Nomura Corporate Research and Asset Management Inc.	3,011	—	568	(739)	(351)	2,489

Combined total	56,382	—	26,666	(25,815)	(4,096)	53,137
Shared across group companies	(5,008)	—	(882)	1,501	577	(3,812)

Total	51,374	—	25,784	(24,314)	(3,519)	49,325

Notes:
Nomura Funds Research and Technologies Co. , Ltd. was reclassified to Other segment as a result of our organizational structure change in April 2018.
In our investment trust business, asset under management decreased primary due to market depreciation, partially offset by continuous inflow to ETF.
The following table presents NAM’s share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March
 31, 2018, 2019 and 2020.

	March 31
	2018	2019	2020
Total of publicly offered investment trusts	27%	28%	28%
Stock investment trusts	25%	26%	26%
Bond investment trusts	44%	45%	44%
The investment trust assets included in assets under management by NAM were ¥34.0 trillion as of March 31, 2020, a ¥1.6 trillion, 4% decrease from March 31, 2019. This decrease is due to positive net inflows of ¥1.4 trillion and market depreciation of ¥3.0 trillion. Despite the market depreciation, the balances of certain investment trusts, such as TOPIX Exchange Traded Fund increased.
The investment trust assets included in assets under management by NAM were ¥35.6 trillion as of March 31, 2019, a ¥1.5 trillion, 4% increase from March 31, 2018. This increase is due to positive net inflows of ¥2.2 trillion and market depreciation of ¥0.7 trillion. The balances of investment trusts, such as TOPIX Exchange Traded Fund and Nikkei 225 Exchange Traded Fund increased.

Wholesale
Operating Results of Wholesale
The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2018	2019	% Change from previous year	2020	% Change from previous year
Non-interest revenue	¥587,474	¥496,484	(15.5)%	¥506,203	2.0%
Net interest revenue	127,859	58,904	(53.9)	142,416	141.8

Net revenue	715,333	555,388	(22.4)	648,619	16.8
Non-interest expenses	614,745	666,787	8.5	556,399	(16.6)

Income (loss) before income taxes	¥100,588	¥(111,399)	—%	¥92,220	—%

Net revenue
increased from the year ended March 31, 2019 to the year ended March 31, 2020. Fixed Income revenues increased year on year due to strong performance in foreign currency and emerging market products, and Equities revenues also increased due to higher client activities in response to the higher market volatilities. Income before income taxes for the year ended March 31, 2020 includes approximately ¥35 billion mark down mainly on our loan-related positions due to market dislocation in March.
Net revenue
decreased from the year ended March 31, 2018 to the year ended March 31, 2019. Fixed Income revenues decreased year on year due to lower performance mainly in rates products because of uncertain markets, also Equities revenues decreased due to lower client activities and Investment Banking revenues decreased year on year despite the contribution from M&A and ECM, such as acquisition of Shire Plc by Takeda Pharmaceutical Co. and IPO of Softbank Corp.
Non-interest expenses
decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to the absence of the goodwill impairment recognized in December 2018.
Non-interest expenses
increased from the year ended March 31, 2018 to the year ended March 31, 2019, primarily due to the goodwill impairment recognized in December 2018, and one-off
expenses related to revision of business portfolio.
The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2018, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2018	2019	% Change from previous year	2020	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥603,197	¥453,044	(24.9)%	¥562,927	24.3%
Investment Banking net revenue	112,136	102,344	(8.7)	85,692	(16.3)

Net revenue	¥715,333	¥555,388	(22.4)%	¥648,619	16.8%

Nomura established Client Financing and Solutions (“CFS”) in April, 2018. In CFS, Global Markets and Investment Banking
co-work
and revenue generated from CFS is allocated to Global Markets and Investment Banking in a certain manner. Accordingly, certain net revenue which was previously allocated to Global Markets has been reclassified to Investment Banking.

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
Net
reve
nue
increased from the year ended March 31, 2019 to the year ended March 31, 2020. In our Fixed Income businesses,
Net revenue
increased from ¥232,835 million for the year ended March 31, 2019 to ¥337,480 million for the year ended March 31, 2020 primarily due to strong performance mainly in foreign currency and emerging market products. In our Equities business,
Net revenue
increased from ¥220,209 million for the year ended March 31, 2019 to ¥225,447 million for the year ended March 31, 2020 due to higher client activities due to market volatilities.
Net revenue
decreased from the year ended March 31, 2018 to the year ended March 31, 2019. In our Fixed Income businesses,
Net revenue
decreased from ¥341,594 million for the year ended March 31, 2018 to ¥232,835 million for the year ended March 31, 2019 primarily due to lower performance mainly in rates products because of uncertain markets. In our Equities business,
Net revenue
decreased from ¥261,603 million for the year ended March 31, 2018 to ¥220,209 million for the year ended March 31, 2019 due to lower client activities under uncertain markets.
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
Net revenue
decreased from the year ended March 31, 2019 to the year ended March 31, 2020 primarily due to market downturn from February 2020 resulting from the effect of the COVID-19 pandemic.
Net revenue
decreased from the year ended March 31, 2018 to the year ended March 31, 2019, despite the contribution from M&A and ECM, such as acquisition of Shire Plc by Takeda Pharmaceutical Co. and IPO of Softbank Corp on the back of successful collaboration across regions and divisions.
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

Other Operating Results
Other operating results include net gain (loss) related to economic hedging transactions, realized gain on investments in equity securities held for operating purposes, equity in earnings of affiliates, operating results of the Merchant Banking Division, corporate items, and other financial adjustments. See Note 22 “
Segment and geographic information
” in our consolidated financial statements included within this annual report.
Income (loss) before income taxes
in Other operating results were ¥56,365 million for the year ended March 31, 2018, ¥(2,773) million for the year ended March 31, 2019 and ¥99,163 million for the year ended March 31, 2020, primarily due to the realized gain of ¥73,293 million resulting from the partial sale of Nomura’s investments in ordinary shares of Nomura Research Institute, Ltd.
Other operating results for the year ended March 31, 2020 include the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥16,333 million and losses from changes in counterparty credit spreads of ¥12,056 million.
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
Summary of Regional Contribution
For a summary of our
net revenue, income (loss) before income taxes
and long-lived assets by geographic region, see Note 22 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Regulatory Capital Requirements
Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate. For further discussion on statutory capital requirements, see Note 19 “
Regulatory requirements
” in our consolidated financial statements included in this annual report.
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
Critical Accounting Policies and Estimates
Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this annual report and which require the most difficult, subjective and complex judgments by management to develop estimates used in the application of these policies. Such estimates determined by management include estimates regarding the fair value of financial instruments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets, the impairment of equity method investments and other non-financial assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in the consolidated financial statements. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on the consolidated financial statements.
The COVID-19 pandemic has impacted some of the critical accounting estimates used in these consolidated financial statements during the year ended March 31, 2020 and is expected to continue to impact these estimates in future periods. Assumptions around how long the COVID-19 pandemic will last and how long the economies and financial markets in the key jurisdictions in which Nomura and its clients operate will take to recover has, and will continue to, affect these estimates. The key assumptions and estimates impacted by COVID-19 include:
•	The ability of clients to perform on their contractual obligations to Nomura arising from financial instruments for determination of fair value measurements or allowances for doubtful accounts;
•	The volatility and dislocation in global financial markets for determination of fair value measurements;
•	The expected duration of declines in global equity markets for determination of fair value measurements and impairment of equity method investments;
•	The future use of non-financial assets within Nomura for determination of whether impairments are required; and
•	The future profitability of Nomura to realize deferred tax assets.
The following table summarizes critical accounting policies within our consolidated financial statements, the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how the
COVID-19
pandemic, has and is expected to continue to impact these estimates and therefore amounts reported in the consolidated financial statements. See Note 1
“Summary of Accounting Policies”
for more information on the critical accounting policies we apply for all of these areas and the relevant additional footnotes referred to in the table for more information around how these critical accounting policies and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Impact of COVID-19 pandemic
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments	• Election of appropriate valuation techniques • Principal markets are active or inactive • Significance of level 3 inputs
•
Dislocated financial markets as a result of the
COVID-19
pandemic has increased market volatility and reduced price transparency for certain financial instruments

•
Updates to inputs used to determine fair value of financial instruments

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Impact of COVID-19 pandemic
Allowances for doubtful accounts Note 7 “Financing receivables”	Determination of whether loans, other receivables and loan commitments are impaired and measurement of impairment losses
•
Ability of borrowers to pay in accordance with contractual terms of the financial instruments

•
Future cash flows for impaired loans where impairment measurement using a discounted cash flow method.

•
Fair value of collateral in impaired collateral dependent loans.

•
Ability of borrowers to pay increasingly subjective as has required consideration both to pay in the short-term while governments imposed lockdowns and similar restrictions on trading, and in the longer-term once the restrictions were lifted and economies were expected to improve.

•
Estimating future cash flows increasingly subjective due to uncertainty in future performance of borrowers

•
Estimating fair value increasingly subjective due to dislocated financial and non-financial
markets

•
Allowances for credit losses increased to ¥13,012 m as of March 31, 2020 from ¥4,169 m as of March 31, 2019 primarily due to additional impairments identified in the fourth quarter due to the
COVID-19.

Goodwill and intangible assets Note 10 “Other assets—Other/Other liabilities”	Determination of whether goodwill and intangible assets are impaired and measurement of any impairment loss.
•
Identifying impairment indicators which trigger an impairment test

•
Inputs to the fair value of reporting units which include goodwill and fair value of indefinite-life intangibles.

•
Future cash flows for recoverability of finite-lived intangible assets.

•
Annual goodwill impairment test performed in the fourth quarter. No impairment loss recognized as estimated fair value of reporting units exceeded carrying value.

•
Annual impairment test of indefinite-lived intangibles performed in the fourth quarter. No impairment loss recognized as estimated fair value exceeded carrying value.

•
The COVID
-19
pandemic was not considered an impairment indicator for finite-lived intangible assets during the fourth quarter. No impairment testing of the relevant asset groups including these intangible assets was required.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Impact of COVID-19 pandemic
Equity method investees Note 20 “Affiliated companies and other equity-method investees”	Determination of whether equity method investees are impaired.	• When a decline in the share price of listed equity method investees below carrying value is other-than-temporary.
•
As a result of significant declines in global equity markets during the fourth quarter due to the
COVID-19
pandemic, we assessed and concluded no other-than-temporary impairment losses were required to be recognized.

Litigation provisions Note 21 “Commitments, contingencies and guarantees”	Determination of whether a loss is probable and measurement of provisions
•
Likelihood of eventual loss and ability to appeal or recover the loss from other parties

•
Management appetite to settle the matter

•
Loss amounts when claims are substantial, indeterminate or at an early stage
• While the COVID-19 pandemic has delayed the potential resolution of certain litigation matters, it has not had a direct significant impact on our litigation provisions as of March 31, 2020.

Income taxes Note 16 “Income taxes”	Realization of deferred tax assets
•
Future profitability of Nomura entities

•
Interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities.

•
Weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction

•
Although estimating future taxable income was increasingly subjective due to uncertainty in future profitability of Nomura, it did not result in a significant impact on our determination of realization of deferred tax assets as of March 31, 2020.

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis were 5% as of March 31, 2020 (5% as of March 31, 2019) as listed below:

	Billions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥6,855	¥9,699	¥751	¥—	¥17,305
Derivative assets	71	20,921	198	(19,248)	1,942

Total	¥6,926	¥30,620	¥949	¥(19,248)	¥19,247

See Note 2 “
Fair value measurements
” in our consolidated financial statements included in this annual report.
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
Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC
210-20
“
Balance Sheet—Offsetting
” and ASC 815 “
Derivatives and Hedging
” are met. These criteria include requirements around the legal enforceability of such close-out
and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.
Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are determined based on quoted market prices or valuation models. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2019
	Assets	Liabilities
Listed derivatives	¥103	¥241
OTC derivatives	749	574

	¥852	¥815

	Billions of yen
	March 31, 2020
	Assets	Liabilities
Listed derivatives	¥559	¥716
OTC derivatives	1,383	1,093

	¥1,942	¥1,809

The following table presents the fair value of OTC derivative assets and liabilities as of March 31, 2020 by remaining contractual maturity.

	Billions of yen
	March 31, 2020
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting (1)	Total fair value
OTC derivative assets	¥2,026	¥1,319	¥944	¥617	¥3,853	¥(7,376)	¥1,383
OTC derivative liabilities	1,748	1,256	922	626	3,392	(6,851)	1,093

(1)	Represents the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

The fair value of derivative contracts includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own creditworthiness on positions issued. We realize gains or losses relating to changes in credit risk on our derivative contracts together with the movements of trading positions, which include derivatives that are expected to mitigate the above mentioned impact of changes in credit risk.
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
The following table sets forth our exposure to leveraged finance with unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of March 31, 2020.

	Millions of yen
	March 31, 2020
	Funded	Unfunded	Total
Europe	¥120,362	¥71,840	¥192,202
Americas	53,878	57,280	111,158
Asia and Oceania	7,761	5,166	12,927

Total	¥182,001	¥134,286	¥316,287

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
For further discussion on Nomura’s involvement with variable interest entities, see Note 6 “
Securitizations and Variable Interest Entities
” in our consolidated financial statements included in this annual report.
Accounting Developments
See Note 1 “
Summary of accounting policies: New accounting pronouncements adopted during the current year
” in our consolidated financial statements included in this annual report.

Deferred Tax Assets
Details of deferred tax assets and liabilities
The following table presents details of deferred tax assets and liabilities reported within
Other assets—Other and Other liabilities
, respectively, in the consolidated balance sheets as of March 31, 2020.

Millions of yen
March 31, 2020
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥19,932
Investments in subsidiaries and affiliates	1,209
Valuation of financial instruments	77,054
Accrued pension and severance costs	24,356
Other accrued expenses and provisions	51,566
Operating losses	308,504
Lease liabilities	47,680
Other	9,394

Gross deferred tax assets	539,695
Less — Valuation allowances	(388,411)

Total deferred tax assets	151,284

Deferred tax liabilities
Investments in subsidiaries and affiliates	89,630
Valuation of financial instruments	52,780
Undistributed earnings of foreign subsidiaries	2,423
Valuation of fixed assets	9,497
Right-of-use assets	47,438
Other	2,992

Total deferred tax liabilities	204,760

Net deferred tax assets (liabilities)	¥(53,476)

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
To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2020, our liquidity portfolio was ¥5,354.4 billion which sufficiently met liquidity requirements under the stress scenarios even amid the highly volatile financial market due to the pandemic of the
COVID-19
pandemic.
The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2019 and 2020 and averages maintained for the years ended March 31, 2019 and 2020. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2019	March 31, 2019	Average for year ended March 31, 2020	March 31, 2020
Cash, cash equivalents and time deposits (1)	¥2,280.3	¥2,113.1	¥2,323.6	¥2,540.4
Government debt securities	2,553.0	2,424.6	2,371.5	2,412.2
Others (2)	301.1	332.8	310.6	401.8

Total liquidity portfolio	¥5,134.4	¥4,870.5	¥5,005.7	¥5,354.4

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.

(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2019 and 2020 and averages maintained for the years ended March 31, 2019 and 2020. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2019	March 31, 2019	Average for year ended March 31, 2020	March 31, 2020
Japanese Yen	¥1,696.8	¥1,570.7	¥1,500.6	¥1,341.9
U.S. Dollar	2,231.0	1,961.7	2,219.9	2,732.5
Euro	734.0	898.8	818.4	789.5
British Pound	325.2	265.7	310.5	315.5
Others (1)	147.4	173.6	156.3	175.0

Total liquidity portfolio	¥5,134.4	¥4,870.5	¥5,005.7	¥5,354.4

(1)	Includes other currencies such as the Australian dollar, the Canadian dollar and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 19 “
Regulatory requirements
” in our consolidated financial statements included within this annual report.
The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019	March 31, 2020
NHI and NSC (1)	¥1,142.9	¥1,382.9
Major broker-dealer subsidiaries	2,473.5	2,645.8
Bank subsidiaries (2)	799.4	775.8
Other affiliates	454.7	549.9

Total liquidity portfolio	¥4,870.5	¥5,354.4

(1)	NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2.    Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.
In addition to our liquidity portfolio, we had ¥2,573.6 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2020 was ¥7,928.0 billion, which represented 258.0% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2019	March 31, 2020
Net liquidity value of other unencumbered assets	¥2,268.1	¥2,573.6
Liquidity portfolio	4,870.5	5,354.4

Total	¥7,138.6	¥7,928.0

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
We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese
Yen denominated long-term debt increased to 46.1% of total long-term debt outstanding as of March 31, 2020 from 43.6% as of March 31, 2019.
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
The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019	March 31, 2020
Short-term bank borrowings	¥107.0	¥572.1
Other loans	231.4	154.3
Commercial paper	313.0	525.1
Deposits at banking entities	1,149.1	1,116.2
Certificates of deposit	11.1	12.1
Debt securities maturing within one year	707.2	692.5

Total short-term unsecured debt	¥2,518.8	¥3,072.3

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

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V., NBI, Nomura International Funding Pte. Ltd. and Nomura Global Finance Co., LTD. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.
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
The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019	March 31, 2020
Long-term deposits at banking entities	¥232.5	¥147.9
Long-term bank borrowings	2,727.5	2,591.5
Other loans	87.9	82.5
Debt securities (1)	3,435.6	3,522.1

Total long-term unsecured debt	¥6,483.5	¥6,344.0

(1)	Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “
Consolidation
” and secured financing transactions recognized within
Long-term borrowings
as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “
Transfer and Servicing.
”

3.3    Maturity Profile
We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.5 years as of March 31, 2020. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.
On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 6.4 years as of March 31, 2020. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 5.5 years as of March 31, 2020.

3.4    Secured Funding
We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “
Collateralized transactions
” in our consolidated financial statements.
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
As of March 31, 2020, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.
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
In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in
minimum standards. Average of Nomura’s LCRs for the three months ended March 31, 2020 was 201.1%, and Nomura was compliant with requirements of the above notices. As for the NSFR, it is not yet implemented in Japan.
Cash Flows
Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the years ended March 2019, we recorded net cash outflows from operating activities and investing activities. For the years ended March 2020, we recorded net cash outflows from operating activities and net cash inflow from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2019 and 2020.

	Billions of yen
	Year Ended March 31
	2019	2020
Net cash used in operating activities	¥(361.2)	¥(15.9)
Net income (loss)	(94.7)	219.4
Trading assets and private equity and debt investments	925.4	(2,754.7)
Trading liabilities	(143.1)	429.0
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,274.9)	2,224.4
Securities borrowed, net of securities loaned	1,987.3	291.8
Other, net	238.8	(425.7)
Net cash provided by (used in) investing activities	(112.5)	216.3
Net cash provided by financing activities	761.2	332.1
Long-term borrowings, net	516.7	(38.4)
Increase in short-term borrowings, net	85.9	656.2
Increase (decrease) in deposits received at banks, net	257.5	(93.3)
Other, net	(98.9)	(192.5)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	44.7	(27.3)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	332.3	505.2
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,354.9	2,687.1

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥2,687.1	¥3,192.3

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.
For the year ended March 31, 2020, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥505.2 billion to ¥3,192.3 billion. Net cash of ¥332.1 billion was provided by financing activities due to net cash inflows of ¥656.2 billion from
Short-term borrowings
. As part of trading activities, while there were net cash outflows of ¥2,325.7 billion due to an increase in
Trading assets and Private equity and debt investments
in combination with cash inflows due to an increase in
Trading liabilities,
they were offset by net cash inflows of ¥2,516.1 billion from repo transactions and securities borrowed and loaned transactions such as
Securities purchased under agreements to resell, Securities sold under agreements to repurchase
, and
Securities borrowed, net of Securities loaned.
As a result, net cash of ¥15.9 billion was used in operating activities.
For the year ended March 31, 2019, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥332.3 billion to ¥2,687.1 billion. Net cash of ¥761.2 billion was provided by financing activities due to net cash inflows of ¥516.7 billion from
Long-term borrowings
. As part of trading activities, while there were net cash inflows of ¥782.2 billion due to a decrease in
Trading assets and Private equity and debt investments
in combination with cash outflows due to a decrease in
Trading liabilities,
they were offset by net cash outflows of ¥1,287.5 billion from repo transactions and securities borrowed and loaned transactions such as
Securities purchased under agreements to resell, Securities sold under agreements to repurchase
, and
Securities borrowed, net of Securities loaned.
As a result, net cash of ¥361.2 billion was used in operating activities.

Balance Sheet and Financial Leverage
Total assets as of March 31, 2020, were ¥43,999.8 billion, an increase of ¥3,030.4 billion compared with ¥40,969.4 billion as of March 31, 2019, reflecting primarily an increase in
Trading assets
. Total liabilities as of March 31, 2020, were ¥41,268.6 billion, an increase of ¥2,979.9 billion compared with ¥38,288.6 billion as of March 31, 2019, reflecting primarily an increase in
Securities sold under agreements to repurchase
. NHI shareholders’ equity as of March 31, 2020 was ¥2,653.5 billion, an increase of ¥22.4 billion compared with ¥2,631.1 billion as of March 31, 2019, primarily due to an increase in
Retained earnings.
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
The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2019 and 2020.

	Billions of yen, except ratios
	March 31
	2019	2020
NHI shareholders’ equity	¥2,631.1	¥2,653.5
Total assets	40,969.4	43,999.8
Adjusted assets (1)	23,662.5	28,092.7
Leverage ratio (2)	15.6 x	16.6 x
Adjusted leverage ratio (3)	9.0 x	10.6 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed . Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2019	2020
Total assets	¥40,969.4	¥43,999.8
Less:
Securities purchased under agreements to resell	13,194.5	12,377.3
Securities borrowed	4,112.4	3,529.8

Adjusted assets	¥23,662.5	¥28,092.7

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.
Total assets increased by 7.4% reflecting primarily an increase in
Trading assets
. Total NHI shareholders’ equity increased by 0.9% reflecting primarily an increase in
Retained earnings
. As a result, our leverage ratio increased from 15.6 times as of March 31, 2019 to 16.6 times as of March 31, 2020.
Adjusted assets increased primarily due to an increase in
Trading assets
. As a result, our adjusted leverage ratio was 9.0 times as of March 31, 2019 and 10.6 times as of March 31, 2020.

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
Dividends for the Fiscal Year
Based on our Capital Management Policy described above, we paid a dividend of ¥15 per share to shareholders of record as of September 30, 2019 and have decided to pay a dividend of ¥5 per share to shareholders of record as of March 31, 2020. As a result, the total annual dividend will be ¥20 per share.
The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2015	¥—	¥6.00	¥—	¥13.00	¥19.00
2016	—	10.00	—	3.00	13.00
2017	—	9.00	—	11.00	20.00
2018	—	9.00	—	11.00	20.00
2019	—	3.00	—	3.00	6.00
2020	—	15.00	—	5.00	20.00
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
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2020, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 15.34%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 16.40% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 16.60% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2020 is 7.51% for the common equity Tier 1 capital ratio, 9.01% for the Tier 1 capital ratio and 11.01% for the consolidated capital adequacy ratio).
The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2019 and March 31, 2020.

	Billions of yen, except ratios
	March 31
	2019	2020
Common equity Tier 1 capital	¥2,439.7	¥2,404.6
Tier 1 capital	2,605.9	2,571.5
Total capital	2,651.9	2,602.4
Risk-Weighted Assets
Credit risk-weighted assets	7,527.4	7,634.7
Market risk equivalent assets	4,211.1	5,549.3
Operational risk equivalent assets	2,513.1	2,490.5

Total risk-weighted assets	¥14,251.6	¥15,674.5

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	17.11%	15.34%
Tier 1 capital ratio	18.28%	16.40%
Consolidated capital adequacy ratio	18.60%	16.60%
Since the end of March 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk.
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

Consolidated Leverage Ratio Requirements
In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article
57-17
of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notices. And we have started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. Management receives and reviews this consolidated leverage ratio on a regular basis. As of March 31 2020, our consolidated leverage ratio was 4.83%.
Regulatory changes which affect us
The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.
Results of operations and financial condition have been impacted by economic dislocations caused by the
COVID-19
pandemic; risk weighted assets grew by ¥1.6 trillion to ¥16 trillion, common equity Tier 1 capital ratio was 15.34%, Tier 1 capital ratio was 16.40%, and Leverage Ratio was 4.83% for the March 2020
quarter-end.
These figures were influenced by increased market volatility, and widening credit spread caused by
COVID-19.
Nomura Group has been dedicated to supporting our clients through the extremely challenging economic and financial market conditions that developed during the quarter.
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
On August 2, 2019, S&P Global Ratings downgraded the long-term issuer credit rating of the Company to BBB+ from
A-.
S&P Global Ratings also downgraded the long-term issuer credit rating of Nomura Securities Co., Ltd. (“NSC”) to
A-
from A, and the short-term credit rating of NSC to
A-2
from
A-1.
On May 13, 2020, Fitch Ratings placed the bbb+ viability ratings of the Company and NSC on negative watch. Fitch Ratings affirmed the Issuer Default Rating at
A-
and the Outlook at Stable.
As of May 28, 2020, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+ (Stable)
Moody’s Investors Service	—	Baa1 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A+ (Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A- (Stable)
Moody’s Investors Service	P-2	A3 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A+ (Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)
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
For further information about transactions with VIEs, see Note 6 “
Securitizations and Variable Interest Entities
” in our consolidated financial statements included in this annual report.
F. Tabular Disclosure of Contractual Obligations.
In the ordinary course of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:
Standby letters of credit and other guarantees:
•	In connection with our banking and financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have fixed expiration dates.
Long-term borrowings and contractual interest payments:
•	In connection with our operating activities, we issue Japanese Yen and non-Japanese
Yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:
•	We lease office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business both in Japan and overseas as lessee. These arrangements predominantly consist of operating leases;
•	Separately we sublease certain real estate and equipment through operating lease arrangements.
Finance lease commitments:
•	We lease certain equipment and facilities in Japan and overseas which are classified as finance lease agreements.
Purchase obligations:
•	We have purchase obligations for goods and services which include payments for construction, advertising, and computer and telecommunications maintenance agreements.
Commitments to extend credit:
•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;
•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.
•	As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs.
Commitments to invest in partnerships:
•	We have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.
Note 8 “
Leases
” in our consolidated financial statements contains further detail on our operating leases and finance leases. Note 11 “
Borrowings
” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 21 “
Commitments, contingencies and guarantees
” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.
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

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2020.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥2,351	¥10	¥1,184	¥1,156	¥1
Long-term borrowings (1)	7,720,941	778,008	1,224,258	1,645,653	4,073,022
Contractual interest payments (2)	458,021	74,270	125,210	91,478	167,063
Operating lease commitments (3)	215,916	41,270	56,349	43,751	74,546
Purchase obligations (4)	126,949	20,523	35,720	8,392	62,314
Commitments to extend credit (5)	2,247,433	1,399,086	139,295	167,322	541,730
Commitments to invest	15,278	491	4	5,628	9,155

Total	¥10,786,889	¥2,313,658	¥1,582,020	¥1,963,380	¥4,927,831

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2020.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables. Includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment partnership. See Note 23 “
Significant subsequent events
” for further information.
(5)	Contingent liquidity facilities to central clearing counterparties are included.
Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.
In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,969 billion for reverse repurchase agreements and ¥677 billion for repurchase agreements as of March 31, 2020.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management.
Directors
The following table provides information about Directors of the Company as of June 30, 2020.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	Director Chairman of Board Directors Member of the Nomination Committee Member of the Compensation Committee Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2020	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	Director, Representative Executive Officer, President and Group CEO Representative Director of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Managing Director, and Group Co-COO and Head of Americas (based in New York) of the Company Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Managing Director and Deputy President, Group Co-COO of the Company
		Apr. 2020	Representative Executive Officer and President, Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Representative Director of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Toshio Morita (Apr. 17, 1961)	Director, Representative Executive Officer Representative Director and President of Nomura Securities Co., Ltd.	Apr. 1985	Joined the Company
		Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2010	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Corporate Managing Director of the Company
		Apr. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Executive Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2015	Executive Managing Director of the Company Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2017	Executive Managing Director of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Managing Director and Group Co-COO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Managing Director and Group Co-COO of the Company Representative Director and President of Nomura Securities Co., Ltd.
		Apr. 2020	Representative Executive Officer of the Company Representative Director and President of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jun. 2020	Director, Representative Executive Officer of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

Hisato Miyashita (Dec. 26, 1958)	Director Member of the Audit Committee (full-time) Statutory Auditor of Nomura Financial Products & Services, Inc.	Jul. 1987	Joined the Company
		Jun. 1993	Joined Union Bank of Switzerland (currently, UBS)
		Aug. 1996	Joined Bankers Trust Asia Securities Ltd.
		Apr. 1998	Joined Credit Suisse First Boston Securities (Japan) Limited
		Dec. 1999	Joined Nikko Citigroup Limited (currently, Citigroup Global Markets Japan Inc.)
		Mar. 2005	Executive Officer of Nikko Citigroup Limited, Internal Control Supervisory Manager
		Jul. 2009	Managing Director of Group Compliance Department of the Company
		Apr. 2012	Senior Managing Director of the Company, Head of Wholesale Compliance
		Jun. 2012	Senior Managing Director of the Company, Group Compliance Head Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company, Group Compliance Head Representative Executive Officer of Nomura Securities Co., Ltd., Internal Control Supervisory Manager
Apr. 2015
Senior Managing Director of the Company, Deputy Chief of Staff and Group Compliance Head
Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

		Apr. 2016	Advisor of the Company
		Jun. 2016	Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Hiroshi Kimura (Apr. 23, 1953)	Outside Director Chairman of the Nomination Committee Chairman of the Compensation Committee Honorary Company Fellow of Japan Tobacco Inc.	Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.) (“JT”)
		Jun. 1999	Director of JT
		Jun. 2001	Resigned as Director of JT
		Jun. 2005	Director of JT
		Jun. 2006	President and CEO and Representative Director of JT
		Jun. 2012	Chairman of the Board of JT
		Jun. 2014	Special Advisor of JT
		Jun. 2015	Outside Director of the Company (Current)
		Jul. 2016	Advisor of JT
		Mar. 2018	Honorary Company Fellow of JT (Current)

Kazuhiko Ishimura (Sep. 18, 1954)
Outside Director
Member of the Nomination Committee
Member of the Compensation Committee
Director of AGC Inc.
Outside Director of TDK Corporation
Outside Director of IHI Corporation
President of the National Institute of Advanced Industrial Science and Technology
		Apr. 1979	Joined Asahi Glass Co., Ltd. (currently, AGC Inc.) (“AGC”)
		Jan. 2006	Executive Officer and GM of Kansai Plant of AGC
		Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of AGC
		Mar. 2008	Representative Director and President & COO of AGC
		Jan. 2010	Representative Director and President & CEO of AGC
		Jan. 2015	Representative Director & Chairman of AGC
		Jan. 2018	Director & Chairman of AGC
		Jun. 2018	Outside Director of the Company (Current)
		Mar. 2020	Director of AGC (Current)
		Apr. 2020	President of the National Institute of Advanced Industrial Science and Technology (Current)

Noriaki Shimazaki (Aug. 19, 1946)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Outside Director of Loginet Japan Co., Ltd.	Apr. 1969	Joined Sumitomo Corporation
		Jun. 1998	Director of Sumitomo Corporation
		Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
		Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
		Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
		Jan. 2009	Trustee of the IASC (currently, IFRS Foundation)
		Jul. 2009	Special Advisor of Sumitomo Corporation
		Jun. 2011	Director of the Financial Accounting Standards Foundation Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
		Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office (Current) Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2016	Outside Director of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)

Mari Sono (Feb. 20, 1952)	Outside Director Member of the Audit Committee	Oct. 1976	Joined NISSHIN Audit Corporation(*)
		Mar. 1979	Registered as Certified Public Accountant
		Nov. 1988	Partner of CENTURY Audit Corporation(*)
		Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance
		Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
		Dec. 1994	Senior Partner, CENTURY Audit Corporation(*)
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

Executive Officers
The following table provides information about the Company’s Executive Officers as of June 30, 2020.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Toshio Morita (Apr. 17, 1961)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Junko Nakagawa (Jul. 26, 1965)	Executive Managing Director Head of Asset Management Representative Director, President and CEO of Nomura Asset Management Co., Ltd.	Apr. 1988	Joined the Company
		Mar. 2004	Retired Nomura Securities Co., Ltd.
		Jan. 2008	Joined Nomura Healthcare Co., Ltd.
		Apr. 2008	Representative Director and President of Nomura Healthcare Co., Ltd.
		Jun. 2010	Director of Nomura Healthcare Co., Ltd. Rejoined Nomura Securities Co., Ltd.
		Apr. 2011	Executive Managing Director and Chief Financial Officer of the Company Executive Managing Director and Financial Officer of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company
		Apr. 2016	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2017	Executive Managing Director and Executive Vice President of Nomura Asset Management Co., Ltd.
		Apr. 2019	Executive Managing Director and Head of Asset Management of the Company (Current) Representative Director, President and CEO of Nomura Asset Management Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Tomoyuki Teraguchi (Aug. 4, 1962)	Executive Managing Director Chief of Staff and Chief Compliance Officer Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1986	Joined the Company
		Apr. 2009	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Representative Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Managing Director and Chief Compliance Officer of the Company Representative Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2020	Executive Managing Director, Chief of Staff and Chief Compliance Officer of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Takumi Kitamura (Nov. 26, 1966)	Executive Managing Director Chief Financial Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
		Apr. 2016	Executive Managing Director and Chief Financial Officer of the Company Executive Managing Director and Financial Officer of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Managing Director and Chief Financial Officer of the Company (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Sotaro Kato (Oct. 9, 1969)	Executive Managing Director Chief Risk Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Sep. 2002	Joined the Company
		Apr. 2020	Executive Managing Director and Chief Risk Officer of the Company (based in New York) (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

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
.

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
2-1.     Aggregate compensation

	Number of Directors or Executive Officers (1)	Millions of yen
		Year ended March 31, 2020
		Basic Compensation (2)(3)	Bonus	Deferred Compensation (4)	Total
Directors	8	¥253	¥100	¥15	¥368
(Outside Directors included in above)	(6)	(129)	( —)	( —)	(129)
Executive Officers	8	560	538	203	1,301

Total	16	¥813	¥638	¥218	¥1,669

(1)	Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

(2)	Basic compensation of ¥813 million includes other compensation (such as commuter pass allowances) of ¥750 thousand.

(3)	In addition to basic compensation of Executive Officers, ¥27 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

(4)	Deferred compensation (such as RSU, SAR Plan A and B) granted during and prior to the fiscal year ended March 31, 2020 is recognized as expense in the financial statements for the fiscal year ended March 31, 2020.

(5)	Subsidiaries of the Company paid ¥61 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2020.

(6)	The Company abolished retirement bonuses to Directors in 2001.

2-2. Individual compensation of Directors and Executive Officers receiving
¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation (1)
Name	Company	Category	Base Salary	Equity Compensation (RSUs)	Total	Cash Bonus	Deferred Compensation (RSUs, etc.)	Total	Total
Nobuyuki Koga	Nomura	Chairman of the Board of Directors	¥87	¥—	¥87	¥83	¥83	¥167	¥254
Koji Nagai(2)(3)	Nomura	Director, Representative Executive Officer (Group CEO)	¥94	¥17	¥112	¥155	¥155	¥311	¥422
Syoichi Nagamatsu(2)	Nomura	Director, Representative Executive Officer, Deputy President	¥72	¥14	¥86	¥106	¥106	¥211	¥297
Kentaro Okuda(2)(4)	Nomura	Executive Managing Director, Deputy President (Group Co-COO)	¥82	¥15	¥97	¥90	¥90	¥181	¥277
Toshio Morita(2)	Nomura	Executive Managing Director (Group Co-COO)	¥80	¥15	¥95	¥90	¥90	¥181	¥275
Yuji Nakata	Nomura	Executive Managing Director	¥66	¥13	¥79	¥46	¥46	¥93	¥172
Tomoyuki Teraguchi(2)	Nomura	Executive Managing Director	¥59	¥13	¥72	¥18	¥18	¥37	¥109

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2020.

(2)	The amount reflects voluntary salary cut, conducted in May 2019.

(3)	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

(4)	In addition to basic compensation, ¥3 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

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

Please refer to Item 3.A. “
Selected Financial Data
” for the actual values of the referring indicators.
3.    Compensation governance and control
The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that the Nomura Group’s compensation framework supports our business strategy.
The Compensation Committee was held 8 times during the fiscal year to review and determine policies, framework, and individual compensation of directors and executive officers. To ensure effective discussion and determination at the Compensation Committee, executive officers are invited. Regarding the members of the Compensation Committee, please refer to Item 6.A. “
Directors and Senior Management.
”
The Compensation Committee’s activities during the fiscal year are following, variable compensation were discussed and determined on April 25, 2019. In addition, voluntary salary cut was reported on May 24, 2019. On June 24, 2019, after the appointment of directors at the annual shareholder meeting, the Compensation Committee reviewed and confirmed our compensation policy and determined fixed compensation for new directors. Also, checked and confirmed a partial amendment of the Nomura Group Compensation Policy. Furthermore, held 3 consequtive meetings since August 26, 2019, for discussing compensation control of directors and executive officers, which resulted to a resolution for a few sections on March 3, 2020, aiming to apply from the performance period ending March 31, 2021. On March 30, 2020, the fixed remuneration was determined for newly appointed executive officers as of April 1.

Stock Acquisition Rights (“SARs”)
The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2020.

	March 31, 2020
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.46	June 5, 2012	115,300	From April 20, 2015 to April 19, 2020	¥1	¥0
Stock Acquisition Rights No.47	June 5, 2012	372,000	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.48	June 5, 2012	526,800	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.49	June 5, 2012	39,800	From October 20, 2015 to April 19, 2021	1	0
Stock Acquisition Rights No.50	June 5, 2012	39,700	From October 20, 2016 to April 19, 2022	1	0
Stock Acquisition Rights No.53	June 5, 2013	93,700	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.54	June 5, 2013	456,300	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.55	November 19, 2013	2,678,200	From November 19, 2015 to November 18, 2020	821	0
Stock Acquisition Rights No.56	June 5, 2014	189,200	From April 20, 2015 to April 19, 2020	1	0
Stock Acquisition Rights No.57	June 5, 2014	652,400	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.58	June 5, 2014	1,014,500	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.60	June 5, 2014	375,400	From March 31, 2016 to March 30, 2021	1	0
Stock Acquisition Rights No.61	June 5, 2014	1,374,600	From March 31, 2017 to March 30, 2022	1	0
Stock Acquisition Rights No.62	November 18, 2014	2,673,700	From November 18, 2016 to November 17, 2021	738	0
Stock Acquisition Rights No.63	June 5, 2015	546,100	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.64	June 5, 2015	928,200	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.65	June 5, 2015	1,497,500	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.68	November 18, 2015	2,568,800	From November 18, 2017 to November 17, 2022	802	0
Stock Acquisition Rights No.69	June 7, 2016	1,034,100	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.70	June 7, 2016	1,552,200	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.71	June 7, 2016	2,028,300	From April 20, 2019 to April 19, 2024	1	0

	March 31, 2020
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.72	June 7, 2016	259,200	From October 30, 2016 to October 29, 2021	¥1	¥0
Stock Acquisition Rights No.73	June 7, 2016	105,400	From April 30, 2017 to April 29, 2022	1	0
Stock Acquisition Rights No.74	November 11, 2016	2,535,400	From November 11, 2018 to November 10, 2023	593	0
Stock Acquisition Rights No.75	June 9, 2017	1,188,600	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.76	June 9, 2017	1,456,900	From April 20, 2019 to April 19, 2024	1	0
Stock Acquisition Rights No.77	June 9, 2017	4,258,000	From April 20, 2020 to April 19, 2025	1	0
Stock Acquisition Rights No.78	June 9, 2017	811,800	From April 20, 2021 to April 19, 2026	1	0
Stock Acquisition Rights No.79	June 9, 2017	809,900	From April 20, 2022 to April 19, 2027	1	0
Stock Acquisition Rights No.80	June 9, 2017	136,200	From April 20, 2023 to April 19, 2028	1	0
Stock Acquisition Rights No.81	June 9, 2017	136,200	From April 20, 2024 to April 19, 2029	1	0
Stock Acquisition Rights No.82	June 9, 2017	276,700	From October 30, 2017 to October 29, 2022	1	0
Stock Acquisition Rights No.83	June 9, 2017	63,900	From April 30, 2018 to April 29, 2023	1	0
Stock Acquisition Rights No.84	November 17, 2017	2,488,900	From November 17, 2019 to November 16, 2024	684	0
Stock Acquisition Rights No.85	November 20, 2018	2,507,900	From November 20, 2020 to November 19, 2025	573	0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.

(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

SARs Held by Directors and Executive Officers of Nomura
The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2020.

	March 31, 2020
		Numbers of Holders
Series of SARs	Number of Shares under SARs	Directors and Executive Officers (excluding Outside Directors)
Stock Acquisition Rights No.47	1,700	1
Stock Acquisition Rights No.48	7,600	2
Stock Acquisition Rights No.54	4,900	1
Stock Acquisition Rights No.58	26,400	2
Stock Acquisition Rights No.60	9,500	2
Stock Acquisition Rights No.61	41,400	3
Stock Acquisition Rights No.63	6,900	1
Stock Acquisition Rights No.64	20,600	2
Stock Acquisition Rights No.65	57,400	3
Stock Acquisition Rights No.69	45,100	3
Stock Acquisition Rights No.70	93,800	5
Stock Acquisition Rights No.71	113,000	6
Stock Acquisition Rights No.75	88,900	5
Stock Acquisition Rights No.76	88,700	5
Stock Acquisition Rights No.77	109,900	7

Pension, Retirement or Similar Benefits
See Note 13 “
Employee benefit plans
” in our consolidated financial statements included in this annual report.
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
Board of Directors
The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed twenty. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met eleven times during the fiscal year ended March 31, 2020. As a group, the Directors attended 100% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.
Nomination Committee
The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met nine times during the fiscal year ended March 31, 2020. As a group, the member Directors attended all of the meetings of the Nomination Committee during the year. As of June 24, 2020, the members of the Nomination Committee are Koji Nagai, a Director not concurrently serving as an Executive Officer, and Outside Directors Hiroshi Kimura and Kazuhiko Ishimura. Hiroshi Kimura is the Chairman of this Committee.
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
The Audit Committee met sixteen times during the fiscal year ended March 31, 2020. As a group, the member Directors attended all of the meetings of the Audit Committee during the year. As of June 24, 2020, the members of the Audit Committee are Hisato Miyashita (a full-time member of the Audit Committee) and Outside Directors, Noriaki Shimazaki and Mari Sono. Noriaki Shimazaki is the Chairman of this Committee.
Compensation Committee
The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met eight times during the fiscal year ended March 31, 2020. As a group, the member Directors attended all of the meetings of the Compensation Committee during the year. As of June 24, 2020, the members of the Compensation Committee are Koji Nagai, a Director not concurrently serving as an Executive Officer, and Outside Directors Hiroshi Kimura and Kazuhiko Ishimura. Hiroshi Kimura is the Chairman of this Committee.
Limitation of Director Liability
In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 426, Paragraph 1 of the Companies Act, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liability to the Company for damages suffered by the

Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (“Limitation of Liability Agreements”) with each of the following Directors: Hisato Miyashita, Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Michael Lim Choo San and Laura Simone Unger. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.
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
D. Employees.
The following table shows the number of our employees as of the dates indicated:

	March 31,
	2018	2019	2020
Japan	15,819	15,852	15,748
Europe	3,057	2,909	2,691
Americas	2,362	2,357	2,120
Asia and Oceania	6,810	6,746	6,070

Total	28,048	27,864	26,629

As of March 31, 2020, we had 15,748 employees in Japan, including 9,215 in our Retail Division, 1,630 in our Wholesale Division and 837 in our Asset Management Division. In overseas, we had 10,881 employees, of which 2,691 were located in Europe, 2,120 in the Americas, and 6,070 in Asia and Oceania.
As of March 31, 2020, 8,856 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.
We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.
E. Share Ownership.
The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2020. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Koji Nagai	382,001
Kentaro Okuda	103,125
Toshio Morita	283,642
Hisato Miyashita	84,200
Hiroshi Kimura	359
Kazuhiko Ishimura	—
Noriaki Shimazaki	16,808
Mari Sono	—
Michael Lim Choo San	—
Laura Simone Unger	(1,000ADR	) (1)

Total	870,135

(1)	ADRs are not included in the total.
Executive Officers

Name	Number of Shareholdings
Kentaro Okuda	See above
Toshio Morita	See above
Junko Nakagawa	138,558
Tomoyuki Teraguchi	135,910
Takumi Kitamura	46,749
Sotaro Kato	3,840

Total	325,057

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “
Compensation
” of this annual report.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
According to a statement on Schedule 13G (Amendment No.5) filed by BlackRock, Inc. with the SEC on February 5, 2020, BlackRock, Inc. owned 201,152,010 shares, representing 5.80% of the issued shares of the Company’s common stock. However the Company has not confirmed the status of these shareholdings as of March 31, 2020.
According to a statement on Schedule 13G filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 12, 2020, Sumitomo Mitsui Trust Holdings, Inc. owned 176,742,300 shares, representing 5.10% of the issued shares of the Company’s common stock. However the Company has not confirmed the status of these shareholdings as of March 31, 2020.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2020, there were 273 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 350,494,286 shares of the Company’s common stock, representing 10.0% of Nomura’s then outstanding common stock. As of March 31, 2020, there were 30,223,151 ADSs outstanding, representing 30,223,151 shares of the Company’s common stock or 0.8% of Nomura’s then outstanding common stock. Our major shareholders above do not have different voting rights.
B. Related Party Transactions.
Nomura Research Institute, Ltd.
NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.
We held 28.8% of NRI’s outstanding share capital as of March 31, 2020.
For the year ended March 31, 2020, we purchased ¥17,716 million worth of software and computer equipment and paid ¥45,911 million for other services to NRI, while received ¥642 million from NRI.
See also Note 20 “
Affiliated companies and other equity-method investees
” in the consolidated financial statements included in this annual report.
Directors
There were no significant transactions.
C. Interests of Experts and Counsel.
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
Financial Statements
The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.
Legal Proceedings
For a discussion of our litigation and related matters, see Note 21 “
Commitments, contingencies and guarantees
” in the consolidated financial statements included in this annual report.
Dividend Policy
For our dividend policy, see Item 5.B
“Liquidity and Capital Resources—Capital Management—Dividends” in
this annual report.
B. Significant Changes.
Except as disclosed in this annual report, there have been no significant changes since March 31, 2020.
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
B. Memorandum and Articles of Association.
Register, Objects and Purposes in the Company’s Articles of Incorporation
Nomura Holdings, Inc. is incorporated in Japan and is registered in the Commercial Register (
Shogyo Tokibo
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
C. Material Contracts.
In addition to the items disclosed in Item 6.C “Board Practices” of this annual report, Nomura tendered to the self-tender offer made by Nomura Research Institute, Ltd. (“NRI”) conducted between July 1, 2019 and July 29, 2019. Upon the settlement on August 21, 2019, Nomura sold ¥101,889,300 ordinary shares it held at ¥159,966,201,000 (¥1,570 per share) to NRI. NRI remains an equity method affiliate of NHI.
D. Exchange Controls.
Acquisition of Shares
The following summary is not intended to be a complete analysis of the prior notification or reporting requirements under Japanese foreign exchange regulations as a result of the acquisition by investors of shares of the Company. Potential investors should consult their own legal advisors on the consequences of the acquisition of shares of the Company, including specifically the applicable notification, reporting and other procedures and any available exemption therefrom under Japanese foreign exchange regulations.

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (“Foreign Exchange Regulations”) governs certain aspects relating to the acquisition and holding of shares of the Company by “foreign investors,” as defined below.
If a foreign investor acquires shares of the Company and as a result of this acquisition directly or indirectly holds 1% or more of the issued shares of the Company, together with its existing holdings and those of other parties who have a close relationship with that foreign investor (the “closely-related person”), the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan within 45 days from the date of acquisition. If (i) the foreign investor or its closely-related person will not become a board member of the Company, (ii) the foreign investor will not propose, at a general shareholders meeting of the Company, a transfer or disposition of its business, and (iii) the foreign investor will not have access to any non-public
information regarding the Company’s technologies in relation to its business, in general, a prior notification is exempted.
“Foreign investors” are generally defined as (i) individuals who are not residents in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (iii) corporations of which (a) 50% or more of the voting rights are held directly or indirectly by (i) and/or (ii) above, (b) a majority of officers consists of non-residents
of Japan or (c) a majority of officers having the power of representation consists of non-residents
of Japan, and (iv) partnerships or limited partnerships engaging in investment business, in which (a) 50% or more of the total amount of contributions are made directly or indirectly by (i) and/or (ii) above or (b) a majority of the managing partners are (i) and/or (ii) above.
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
Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) strategic risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.
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
Risk Appetite
Nomura has determined the types and levels of risk that it will assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (“CRO”), the Chief Financial Officer (“CFO”) and the Chief Compliance Officer (“CCO”) to the Executive Management Board (“EMB”) for approval.
The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy, liquidity, financial risk and non-financial
risk. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.
Nomura’s Risk Appetite Statement is required to be reviewed at least annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight
Committee Governance
Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks. The formal governance structure for risk management within Nomura is as follows:

Board of Directors (
“
BoD
”
)
The BoD determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises the execution of Directors’ and Executive Officers’ duties and has the authority to adopt, alter or abolish the regulations of the EMB.
Executive Management Board (
“
EMB
”
)
The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the Group Integrated Risk Management Committee (“GIRMC”). Key responsibilities of the EMB include the following:
•	Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as risk-weighted asset and unsecured funding to business units and establishes usage limits for these resources;

•	Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of Nomura. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also approved by the EMB; and

•	Reporting—The EMB reports the status of its deliberations to the BoD.

Group Integrated Risk Management Committee (
“
GIRMC
”
)
Upon delegation from the EMB, the GIRMC deliberates on or determines important matters concerning integrated risk management of Nomura to assure the sound and effective management of its businesses. The GIRMC establishes a framework of integrated risk management consistent with Nomura’s risk appetite. The GIRMC supervises Nomura’s risk management by establishing and operating its risk management framework. The GIRMC reports the status of key risk management issues and any other matters deemed necessary by the committee chairman to the BoD and the EMB.

In addition, the GIRMC, upon delegation from the EMB, has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.
Global Portfolio Committee (
“
GPC
”
)
Upon delegation from the GIRMC, the GPC deliberates on or determines all matters in relation to the management of a specific portfolio, for the purpose of achieving a risk profile consistent with the risk allocation and risk appetite of Nomura. The portfolio consists of businesses and products that fall within at least one of the three following categories: event financing, term financing and asset-based financing
.
Asset Liability Committee (
“
ALCO
”
)
Upon delegation from the EMB and the GIRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the EMB, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.
Global Transaction Committee (
“
GTC
”
)
Upon delegation from the GPC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by the EMB and thereby assures the sound and effective management of Nomura’s businesses.
Other Committees
The Global Risk Analytics Committee and the Model Risk Analytics Committee deliberate on or determine matters concerning the development, management and strategy of risk models and valuation models upon delegation from the CRO, respectively. The primary responsibility of these committees is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report all significant matters and material decisions taken to the CRO on a regular basis. The Collateral Steering Committee deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use,
limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements upon delegation from the CRO.
Chief Risk Officer (
“
CRO
”
)
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
Chief Financial Officer (
“
CFO
”
)
The CFO is responsible for overall financial strategy of Nomura, and has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB.
Chief Compliance Officer (“CCO”)
The CCO is responsible for supervising the Legal, Compliance and Controls Division (“LCC Division”) and maintaining the effectiveness of the non-financial
risk management framework (operational risk and reputational risk).

Risk Management Division, Finance Division and LCC Division
The Risk Management Division, the Finance Division and the LCC Division comprise various departments or units established independently from Nomura’s business units. These three divisions are responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive Officers/Senior Managing Directors and the GIRMC and others, as well as reporting to regulatory bodies and handling regulatory applications concerning risk management methods and other items as necessary. Important risk management issues are closely communicated between these three divisions and the CRO, CFO and CCO. The CRO, CFO and CCO regularly attend the EMB and GIRMC meetings to report specific risk issues.
Risk Policy Framework
Policies and procedures are essential tools of governance and define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. Risk management operations are run in accordance with these policies and procedures.
Monitoring, Reporting and Data Integrity
Development, consolidation, monitoring and reporting of risk management information (“risk MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division, the Finance Division and the LCC Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. These three divisions are responsible for implementing appropriate controls over data integrity for risk MI.
Management of Financial Resources
Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business units. Key components are set out below:
Risk-weighted assets
A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk
based measure to supplement risk-weighted assets. See Item 4.B. “Business Overview—Regulatory Capital Rules”, Item 5.B. “Consolidated Regulatory Capital Requirements” and “Consolidated Leverage Ratio Requirements” in this annual report for further information on our consolidated capital adequacy ratios and risk-weighted assets.
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
Non-Portfolio
NCAT consists of business risk and operational risk. NCAT is aggregated by taking into account the correlation among its various components. Nomura’s NCAT limit is initially set by the EMB, and the EMB subsequently allocates it to each business division and additional lower levels of the organization. (Please note the management by NCAT was abolished on March 31, 2020 and the management with risk-weighted asset is solely in place since April 1, 2020.)
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

Operational risk
Risk of financial loss or
non-financial
impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial
risks. Operational risk does not include strategic risk and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.

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
One-day
trading losses did not exceed the 99% VaR estimate at the Nomura Group level on any occasion for the twelve months ended March 31, 2020.
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
VaR metrics
The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2018	March 31, 2019	March 31, 2020
Equity	¥1.21	¥1.07	¥8.88
Interest rate	3.10	2.85	22.35
Foreign exchange	3.20	1.88	5.08

Subtotal	7.52	5.79	36.31
Less: Diversification Benefit	(1.13)	(1.30)	(11.00)

VaR	¥6.38	¥4.49	¥25.31

	Billions of yen
	For the twelve months ended
	March 31, 2018	March 31, 2019	March 31, 2020
Maximum daily VaR (1)	¥8.98	¥10.61	¥32.89
Average daily VaR (1)	4.25	4.58	6.67
Minimum daily VaR (1)	3.05	3.05	3.62

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2018, March 31, 2019, and March 31, 2020.

Total VaR increased to ¥253.12 billion as of March 31, 2020 from ¥4.49 billion as of March 31, 2019. VaR relating to foreign exchange risk increased to ¥50.83 billion as of March 31, 2020, compared to ¥1.88 billion as of March 31, 2019. VaR relating to equity risk increased to ¥88.82 billion as of March 31, 2020, compared to ¥1.07 billion as of March 31, 2019. VaR relating to interest rate risk increased to ¥223.54 billion as of March 31, 2020, compared to ¥2.85 billion as of March 31, 2019.
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
Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by 10,043 million at the end of March 2019 and 7,658 million at the end of March 2020. The TOPIX closed at 1,591.64 points at the end of March 2019 and at 1,403.04 points at the end of March 2020. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.
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

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk-weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.
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
Credit Risk to Counterparties in Derivatives Transaction
The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2020 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting (1)	Total Fair Value	Collateral obtained	Replacement cost (3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥41	¥33	¥12	¥4	¥65	¥(134)	¥21	¥20	¥1
AA	704	318	144	108	686	(1,528)	432	48	384
A	785	511	416	185	1,280	(2,873)	304	126	178
BBB	282	224	185	134	761	(1,206)	380	79	301
BB and lower	136	147	52	34	108	(216)	261	243	18
Other (2)	78	86	135	152	953	(1,419)	(15)	60	0

Sub-total	¥2,026	¥1,319	¥944	¥617	¥3,853	¥(7,376)	¥1,383	¥576	¥882
Listed	1,027	88	6	—	—	(562)	559	194	365

Total	¥3,053	¥1,407	¥950	¥617	¥3,853	¥(7,938)	¥1,942	¥770	¥1,247

(1)	Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC
210-20
“
Balance Sheet—Offsetting
” and ASC 815 “
Derivatives and Hedging
” is also included.

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

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. Over 95% of the exposure was from investment-grade rated countries. The breakdown of top 10 country exposures is as follows:

Billions of Yen
Top 10 Country Exposures (1)	(As of March 31, 2020)
United States	4,880
Japan	2,713
United Kingdom	710
India	210
Singapore	207
France	144
South Korea	130
China	116
Hong Kong S.A.R.	113
Saudi Arabia	106

(1)	The table represents the Top 10 country exposures as of March 31, 2020 based on country of risk, combining counterparty and inventory exposures

-	Counterparty exposures include cash and cash equivalents held at banks; the outstanding default fund and initial margin balances posted by Nomura to central clearing counterparties as legally required under its direct and affiliate clearing memberships; the aggregate marked-to-market
exposure by counterparty of derivative transactions and securities financing transactions (net of collateral where the collateral is held under a legally enforceable margin agreement); and the fair value of total commitment amount less any applicable reserves

-	Inventory exposures are the market value of debt and equity securities, and equity and credit derivatives, using the net of long versus short positions.

Operational Risk Management
Operational risk is the risk of financial loss or
non-financial
impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial
risks. Operational risk does not include strategic risk and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.
The Three Lines of Defense
Nomura adopts the industry standard “Three Lines of Defense” for the management of operational risk, comprising the following elements:
1)	1st Line of Defense: The business which owns and manages its risks

2)	2nd Line of Defense: The Operational Risk Management (“ORM”) function, which co-ordinates the Operational Risk Management Framework and its implementation

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

Funding and Liquidity Risk Management
For further information on funding and liquidity risk management, see Item 5.B. “
Liquidity and Capital Resources—Funding and Liquidity Management
” in this annual report.
Risk Measures and Controls
Limit Frameworks
The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate clear escalation policies to ensure approval of limits at appropriate levels of seniority. The Risk Management Division, the Finance Division and the LCC Division are responsible for day-to-day
operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.
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
•	Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors (for example, equity prices, equity volatilities) in order primarily to capture those risks which may not be readily identified by other risk models;

•	Scenario analysis is used to quantify the impact of a specified event across multiple asset classes and risk classes. This is a primary approach used in performing stress testing at the different hierarchical levels of the Nomura Group;

Scenario analysis includes following examples.
•	Nomura Group establishes several stress scenarios to validate risk appetite for capital and liquidity soundness, taking into account the business environment, business’s risk profile, economic environment and forecasts.

•	Group-wide stress to assess the capital adequacy of the Nomura Group under severe but plausible market scenarios is conducted on a quarterly basis at a minimum; and

•	Reverse stress testing, a process of considering the vulnerabilities of the firm and hence how it may react to situations where it becomes difficult to continue its business and reviewing the results of that analysis, is conducted on an annual basis at a minimum.

Stress testing is an integral part of the Nomura Group’s overall governance and is used as a tool for forward-looking risk management, decision-making and enhancing communication amongst Corporate Functions, Business Divisions, and senior management.
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

Fees paid to Nomura by the depositary
The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket
administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered
shareholders of ADRs. From April 1, 2019 to March 31, 2020, the Bank of New York Mellon has waived a total of $159,315.68 in fees (including $28,435.84 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures.
Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2020, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules
13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2020, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2020. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page
F-6
of this annual report.
Changes in Internal Control Over Financial Reporting.
Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2020. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2020 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.
We have implemented remote work arrangements over a significant portion of our workforce in response to the
COVID-19
pandemic and announced a delay in the announcement of our results for the fiscal year ended March 31, 2020 due to a delay in the necessary procedures caused by the pandemic. Nevertheless, we completed such procedures and announced our results well within the timeframes applicable to us by law and/or stock exchange rule, and we do not believe that the shift to remote work has had or is likely to have a material affect on our internal control over financial reporting, although we are continually monitoring and assessing the impact of the pandemic on our internal control over financial reporting.
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
in this annual report.
Item 16B. Code of Ethics
We adopted on December 2019 a new code of ethics (as defined in Item 16B of Form
20-F)
consisting of the “Nomura Group Code of Conduct 2020” and the “Nomura Group
Code of Ethics for Financial Professionals” to replace the prior code of ethics. The new code of ethics presents ethics rules and requirements with more visual aids than the previous code of ethics without substantively altering the rules and requirements. A copy of the code of ethics is attached as Exhibit 11.1 and Exhibit 11.2 to this annual report.
Item 16C. Principal Accountant Fees and Services
Ernst & Young ShinNihon LLC has been our principal accountant for the last eighteen fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2019	2020
Audit Fees	¥3,414	¥3,409
Audit-Related Fees	179	136
Tax Fees	293	113
All Other Fees	39	7

Total	¥3,925	¥3,665

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
S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended March 31, 2020, we acquired 19,481 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 300,000,000 shares under a share buyback program in accordance with Article
459-1
of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “
Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
” which is an exhibit to this annual report. As of March 31, 2020, we had 3,038,937,493 outstanding shares of our common stock excluding 454,625,108 shares held as treasury stock.
The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2020.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2019	937	¥416	—	—
May 1 to 31, 2019	1,049	387	—	—
June 1 to 30, 2019	1,203	354	—	300,000,000
July 1 to 31, 2019	1,724	378	—	300,000,000
August 1 to 31, 2019	45,819,214	404	45,817,600	254,182,400
September 1 to 30, 2019	50,074,124	456	50,072,700	204,109,700
October 1 to 31, 2019	63,977,892	481	63,976,200	140,133,500
November 1 to 30, 2019	34,922,851	544	34,921,100	105,212,400
December 1 to 31, 2019	47,518,385	561	47,515,800	57,696,600
January 1 to 31, 2020	45,000,953	567	44,998,000	12,698,600
February 1 to 29, 2020	12,062,257	562	12,060,900	637,700
March 1 to 31, 2020	1,192	442	—	—

Total	299,381,781	¥501	299,362,300	—

On June 18, 2019, a resolution of the Board of Directors authorized the Company to purchase up to 300,000,000 shares of our common stock or to a maximum of ¥150 billion during the period from June 19, 2019 through March 31, 2020.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.
As of May 31, 2020, 3,055,764,370 shares of common stock were outstanding, excluding 437,798,231 shares held as treasury stock.
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

The Company has a Nomination Committee consisting of three Directors, two of whom are outside directors and the chairman is an outside director in compliance with the requirements under the Companies Act.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence	The Company has a Compensation Committee consisting of three Directors, two of whom are outside directors and the chairman is an outside

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.
director in compliance with the requirements under the Companies Act.

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

Under the Companies Act, the Company is not required to adopt and disclose a code of business conduct and ethics for directors, officers or employees. However, the Company has adopted the “Nomura Group Code of Conduct” Please see Item 16B of this annual report for further information regarding the “Nomura Group Code of Conduct.”

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

1.6
Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form
20-F
(File No.
 001-15270)
and incorporated herein by reference)

2.1
Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on April 28, 2010 as an exhibit to the Registration Statement on Form
F-6
(File No.
 333-166346)
and incorporated herein by reference)

2.2
Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (filed on June 25, 2019 as an exhibit to the Annual Report on Form
20-F
(File No.
 001-15270)
and incorporated herein by reference)

4.1	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference) (1)

4.2	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference) (2)

4.3	Limitation of Liability Agreement (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference) (3)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “ Organizational Structure ” in this annual report.

11.1	Nomura Group Code of Conduct 2020 (English translation)

11.2	Nomura Group Code of Ethics for Financial Professionals (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2020, has been formatted in Inline XBRL

(1)	The Company and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

(2)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki, Hisato Miyashita, Mari Sono and Kazuhiko Ishimura entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

(3)	The Company and Laura Simone Unger entered into a Limitation of Liability Agreement substantially in the form of this exhibit.

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

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2020 and 2019, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 30, 2020 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation—Less Liquid Financial Instruments

Description of the Matter
The Company holds investment positions in the fixed income and equity markets both for trading and customer facilitation. The Company had JPY 949 billion and JPY 668 billion of financial instruments assets and liabilities, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Company used unobservable valuation inputs which reflect their assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2020. The methodologies applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

Auditing the fair value of the Company’s Level 3 financial instruments was complex and highly judgmental due to the subjectivity of the judgments used and estimations made by management in determining the fair value for these financial instruments especially considering the impact of
COVID-19
on global financial markets. In particular, to value certain financial instruments, management used a variety of valuation techniques which involved certain underlying assumptions and significant unobservable valuation inputs, including weighted average cost of capital (WACC), growth rates, liquidity discounts, market multiples including enterprise value over earnings before interest, taxes, depreciation, and amortization (EV/ EBITDA) ratios, volatilities and correlations which are significant to the value of these investments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risk of material misstatement relating to management’s assessment of the significant inputs and estimates included in fair value measurement. This included the testing of model validation controls by various departments within the Company. It also included the testing of model performance and suitability controls as a result of significant market volatility due to the impact of
COVID-19.

Our audit procedures to evaluate the valuation methodologies used by the Company included, among others, testing significant unobservable inputs, estimates and the mathematical accuracy of the Company’s valuation models. We independently developed fair value estimates and compared them to the Company’s results, and involved our valuation specialists to assist with the application of these procedures, on a sample basis. We also agreed significant inputs and underlying data used in the Company’s valuations to agreements, information available from third party sources and market data, where available. We evaluated subsequent events and transactions and considered whether they corroborate or contradict the Company’s year-end
valuations.

Income Taxes—Valuation Allowance

Description of the Matter
As disclosed in Note 16 to the consolidated financial statements at March 31, 2020, the Company had deferred tax assets of JPY 151 billion, net of a JPY 388 billion valuation allowance. The gross deferred tax assets are reduced by a valuation allowance if, based upon the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Auditing management’s analysis of the assessment for realizing the deferred tax asset was complex and highly judgmental because the assessment process involves significant judgment. For example, assumptions used may be affected by future market events, economic conditions and decisions made by the management, including the impact associated with rebuilding the business platform and
COVID-19.
These assumptions feed into the revenue and cost projections used to assess whether the deferred tax assets will be realized.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to management’s assessment for realizing the deferred tax assets. This included controls over management’s projections of future taxable income, that included the impact of rebuilding the business platform and
COVID-19,
and the future reversal of existing taxable temporary differences, and management’s identification and use of available tax planning strategies.

Our audit procedures to evaluate the realizability of deferred tax assets included, among others, inspecting the supporting documents and meeting minutes of the Board of Directors and Executive Management Board, and assessing whether management’s estimate of future taxable income and schedule of future deductible temporary differences to be reversed are consistent with the business plan. We evaluated the reasonableness of assumptions used by the Company to develop the projections of future taxable income and tested the completeness and accuracy of the underlying data used in its projections. For example, we compared the projections of future taxable income with the actual results of prior periods, as well as management’s consideration of current industry and economic trends with the corresponding actual results and evaluated the sensitivity of the outcomes by making reasonably possible changes in the assumptions of the projections.

Provisions for conduct and litigation

Description of the Matter
As disclosed in Note 21 to the consolidated financial statements, the Company is involved in investigations, lawsuits and other legal proceedings. The Company recognizes a liability for those contingencies for which it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount is reasonably estimable. As part of this, management performs an assessment of the materiality of contingencies where a loss is either reasonably possible or it is reasonably possible that an exposure to loss exists in excess of the amount accrued. If it is reasonably possible that such a loss or an additional loss may have been incurred and the effect on the consolidated financial statements is material, the Company discloses the nature of the loss contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made within the notes to the consolidated financial statements.

Auditing management’s determination of whether a loss contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective, complex and requires significant judgment. Management judgment is needed to determine whether an obligation exists, and a loss contingency should be recorded at March 31, 2020. This includes judgment in the determination of whether an outflow in respect of identified loss contingency is probable and can be estimated reliably. In addition, management judgment is needed to determine if an estimated loss is only reasonably possible rather than probable.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to management’s assessment for timely identification of contingencies that may arise out of lawsuits and regulatory investigations including the Company’s assessment of whether they are probable or reasonably possible and the associated measurement of the best estimate.

Our audit procedures to test the assessment of the probability of incurrence of a loss and whether the loss was reasonably estimable included, among others, reading the minutes of the meetings of the Board of Directors and Executive Management Board, and reading relevant regulatory and legal correspondence to assess developments in significant matters, requesting and receiving external legal counsel confirmation letters, meeting with internal and external legal counsel to discuss the allegations, and obtaining a representation letter from the Company’s management. In addition, our audit procedures to test the measurement of the loss contingency and the disclosure of the reasonably possible additional loss in excess of amounts recognized as a liability included, among others, evaluating the method of measuring the contingency, testing the accuracy and completeness of the data, reading correspondence received from internal and external counsel used to determine a range of reasonably possible loss and performing a search for new or contrary evidence affecting the estimate.

/s/ Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2002, and as its Japanese statutory auditor since 1973, which includes the years we served as joint auditors between 1978 and 2002.
Tokyo, Japan
June 30, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on Internal Control over Financial Reporting
We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nomura Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2020, and the related notes and our report dated June 30, 2020 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 30, 2020

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2019	2020
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥2,686,659	¥3,191,889
Time deposits	289,753	309,373
Deposits with stock exchanges and other segregated cash	285,457	373,686

Total cash and cash deposits	3,261,869	3,874,948

Loans and receivables:
Loans receivable (including ¥664,585 million and ¥805,141 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	2,544,218	2,857,405
Receivables from customers (including ¥8,318 million and ¥11 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	449,706	541,284
Receivables from other than customers	892,283	1,731,236
Allowance for doubtful accounts	(4,169)	(13,012)

Total loans and receivables	3,882,038	5,116,913

Collateralized agreements:
Securities purchased under agreements to resell (including ¥647,545 million and ¥548,043 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	13,194,543	12,377,315
Securities borrowed	4,112,416	3,529,797

Total collateralized agreements	17,306,959	15,907,112

Trading assets and private equity and debt investments:
Trading assets (including securities pledged as collateral of ¥5,200,360 million and ¥5,332,640 million as of March 31, 2019 and March 31, 2020, respectively; including ¥10,273 million and ¥12,407 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	14,355,712	16,853,822
Private equity and debt investments (including ¥4,047 million and ¥6,395 million measured at fair value by applying the fair value option in March 31, 2019 and March 31, 2020, respectively)	30,077	44,278

Total trading assets and private equity and debt investments	14,385,789	16,898,100

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥416,052 million and ¥397,114 million as of March 31, 2019 and March 31, 2020, respectively)	349,365	440,512
Non-trading debt securities	460,661	455,392
Investments in equity securities	138,447	112,175
Investments in and advances to affiliated companies	436,220	367,641
Other (including ¥151,233 million and ¥144,756 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	748,091	827,022

Total other assets	2,132,784	2,202,742

Total assets	¥40,969,439	¥43,999,815

The accompanying notes are an integral part of these consolidated financial statements.
F-
7

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2019	2020
LIABILITIES AND EQUITY
Short-term borrowings (including ¥362,612 million and ¥376,910 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	¥841,758	¥1,486,733
Payables and deposits:
Payables to customers	1,229,083	1,467,434
Payables to other than customers	1,146,336	1,653,495
Deposits received at banks (including ¥—million and ¥14,392 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	1,392,619	1,276,153

Total payables and deposits	3,768,038	4,397,082

Collateralized financing:
Securities sold under agreements to repurchase (including ¥159,430 million and ¥111,609 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	15,036,503	16,349,182
Securities loaned (including ¥131,677 million and ¥105,968 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	1,229,595	961,446
Other secured borrowings	418,305	717,711

Total collateralized financing	16,684,403	18,028,339

Trading liabilities	8,219,811	8,546,284
Other liabilities (including ¥15,011 million and ¥9,183 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	858,867	1,034,448
Long-term borrowings (including ¥3,576,293 million and ¥3,707,643 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	7,915,769	7,775,665

Total liabilities	38,288,646	41,268,551

Commitments and contingencies (Note 21)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares as of March 31, 2019 and March 31, 2020 Issued—3,493,562,601 shares as of March 31, 2019 and March 31, 2020 Outstanding — 3,310,800,799 shares as of March 31, 2019 and 3,038,587,493 shares as of March 31, 2020	594,493	594,493
Additional paid-in capital	687,761	683,232
Retained earnings	1,486,825	1,645,451
Accumulated other comprehensive income	(29,050)	(26,105)

Total NHI shareholders’ equity before treasury stock	2,740,029	2,897,071
Common stock held in treasury, at cost — 182,761,802 shares as of March 31, 2019 and 454,975,108 shares as of March 31, 2020	(108,968)	(243,604)

Total NHI shareholders’ equity	2,631,061	2,653,467

Noncontrolling interests	49,732	77,797
Total equity	2,680,793	2,731,264

Total liabilities and equity	¥40,969,439	¥43,999,815

The accompanying notes are an integral part of these consolidated financial statements.
F-
8

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “
Securitizations and Variable Interest Entities
” for further information.

	Billions of yen
	March 31
	2019	2020
Cash and cash deposits	¥20	¥10
Trading assets and private equity and debt investments	1,273	1,172
Other assets	126	39

Total assets	¥1,419	¥1,221

Trading liabilities	¥23	¥19
Other liabilities	3	4
Borrowings	1,035	947

Total liabilities	¥1,061	¥970

The accompanying notes are an integral part of these consolidated financial statements.
F-
9

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2018	2019	2020
Revenue:
Commissions	¥373,313	¥293,069	¥308,805
Fees from investment banking	101,663	101,521	103,222
Asset management and portfolio service fees	245,616	245,519	238,202
Net gain on trading	442,885	342,964	356,609
Gain (loss) on private equity and debt investments	(869)	1,007	(93)
Interest and dividends	585,675	776,964	794,472
Gain (loss) on investments in equity securities	2,683	(6,983)	(14,726)
Other	221,192	81,057	165,991

Total revenue	1,972,158	1,835,118	1,952,482
Interest expense	475,189	718,348	664,653

Net revenue	1,496,969	1,116,770	1,287,829

Non-interest expenses:
Compensation and benefits	530,641	497,065	479,420
Commissions and floor brokerage	99,868	82,637	106,123
Information processing and communications	184,781	166,865	170,317
Occupancy and related depreciation	67,895	64,940	72,986
Business development expenses	36,762	36,915	31,885
Other	248,864	306,049	178,837

Total non-interest expenses	1,168,811	1,154,471	1,039,568

Income (loss) before income taxes	328,158	(37,701)	248,261

Income tax expense	103,866	57,010	28,894

Net income (loss)	¥224,292	¥(94,711)	¥219,367

Less: Net income attributable to noncontrolling interests	4,949	5,731	2,369

Net income (loss) attributable to NHI shareholders	¥219,343	¥(100,442)	¥216,998

	Yen
Per share of common stock:
Basic—
Net income (loss) attributable to NHI shareholders per share	¥63.13	¥(29.90)	¥67.76

Diluted—
Net income (loss) attributable to NHI shareholders per share	¥61.88	¥(29.92)	¥66.20

The accompanying notes are an integral part of these consolidated financial statements.
F-
10

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2018	2019	2020
Net income (loss)	¥224,292	¥(94,711)	¥219,367
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	(77,067)	36,031	(45,000)
Deferred income taxes	14,263	(1,852)	591

Total	(62,804)	34,179	(44,409)

Defined benefit pension plans:
Pension liability adjustment	(10,124)	(23,431)	7,843
Deferred income taxes	3,307	161	693

Total	(6,817)	(23,270)	8,536

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(38,717)	—	—
Deferred income taxes	12,216	—	—

Total	(26,501)	—	—

Own credit adjustments:
Own credit adjustments	(2,867)	25,135	48,295
Deferred income taxes	383	(4,988)	(9,779)

Total	(2,484)	20,147	38,516

Total other comprehensive income (loss)	(98,606)	31,056	2,643

Comprehensive income (loss)	125,686	(63,655)	222,010
Less: Comprehensive income (loss) attributable to noncontrolling interests	(649)	6,481	2,067

Comprehensive income (loss) attributable to NHI shareholders	¥126,335	¥(70,136)	¥219,943

The accompanying notes are an integral part of these consolidated financial statements.
F-
11

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2018	2019	2020
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	681,329	675,280	687,761
Stock-based compensation awards	(5,465)	12,481	(4,326)
Changes in ownership interests in subsidiaries	(584)	—	(203)

Balance at end of year	675,280	687,761	683,232

Retained earnings
Balance at beginning of year	1,663,234	1,696,890	1,486,825
Cumulative effect of change in accounting principle (1)	—	1,564	5,592
Net income (loss) attributable to NHI shareholders	219,343	(100,442)	216,998
Cash dividends	(68,703)	(20,080)	(63,670)
Gain (loss) on sales of treasury stock	(5,043)	(1,191)	(294)
Cancellation of treasury stock	(111,941)	(89,916)	—

Balance at end of year	1,696,890	1,486,825	1,645,451

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	47,767	(15,596)	17,833
Net change during the year	(63,363)	33,429	(44,107)

Balance at end of year	(15,596)	17,833	(26,274)

Defined benefit pension plans
Balance at beginning of year	(41,020)	(47,837)	(71,107)
Pension liability adjustment	(6,817)	(23,270)	8,536

Balance at end of year	(47,837)	(71,107)	(62,571)

Own credit adjustments
Balance at beginning of year	6,561	4,077	24,224
Own credit adjustments	(2,484)	20,147	38,516

Balance at end of year	4,077	24,224	62,740

Balance at end of year	(59,356)	(29,050)	(26,105)

(1)
Represents the adjustment to initially apply Accounting Standards Update (“ASU”) 2014-09, “
Revenue from Contracts with Customers
” for the year ended March 31, 2019 and ASU 2016-02, “
Leases
” for the year ended March 31, 2020.

F-
12

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2018	2019	2020
Common stock held in treasury
Balance at beginning of year	(182,792)	(157,987)	(108,968)
Repurchases of common stock	(109,096)	(51,714)	(150,009)
Sales of common stock	0	0	0
Common stock issued to employees	21,398	10,817	15,373
Cancellation of treasury stock	111,941	89,916	—
Other net change in treasury stock	562	—	—

Balance at end of year	(157,987)	(108,968)	(243,604)

Total NHI shareholders’ equity
Balance at end of year	2,749,320	2,631,061	2,653,467

Noncontrolling interests
Balance at beginning of year	53,875	50,504	49,732
Cash dividends	(1,955)	(2,685)	(1,483)
Net income attributable to noncontrolling interests	4,949	5,731	2,369
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	559	750	(302)
Net unrealized gain (loss) on non-trading securities	(6,157)	—	—
Purchase/sale (disposition) of subsidiary shares, etc., net	(9,392)	1,183	18,264
Other net change in noncontrolling interests	8,625	(5,751)	9,217

Balance at end of year	50,504	49,732	77,797

Total equity
Balance at end of year	¥2,799,824	¥2,680,793	¥2,731,264

The accompanying notes are an integral part of these consolidated financial statements.
F-1
3

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen

	Year ended March 31
	2018	2019	2020
Cash flows from operating activities:
Net income (loss)	¥224,292	¥(94,711)	¥219,367
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	71,579	57,924	63,583
Impairment of goodwill	—	81,372	—
Stock-based compensation	9,650	21,814	12,694
(Gain) loss on investments in equity securities	(2,683)	6,983	14,726
(Gain) loss on investments in subsidiaries and affiliates	(66,982)	5,719	(72,841)
Equity in earnings of affiliates, net of dividends received	(21,226)	(19,043)	(20,342)
Loss on disposal of office buildings, land, equipment and facilities	3,747	2,455	(3,957)
Deferred income taxes	60,259	21,565	(23,911)
Changes in operating assets and liabilities:
Time deposits	(100,642)	21,832	(33,029)
Deposits with stock exchanges and other segregated cash (2)	(72,069)	13,752	(97,424)
Trading assets and private equity and debt investments (1)	(239,331)	925,384	(2,754,743)
Trading liabilities (1)	227,302	(143,141)	428,997
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(453,239)	(3,274,866)	2,224,371
Securities borrowed, net of securities loaned	763,297	1,987,331	291,777
Other secured borrowings	79,121	1,198	301,019
Loans and receivables, net of allowance for doubtful accounts (1)	(1,006,580)	157,599	(1,358,242)
Payables (1)	209,460	(63,683)	788,007
Bonus accrual	(2,957)	(46,602)	16,202
Accrued income taxes, net	(5,842)	8,241	(2,787)
Other, net	(122,846)	(32,288)	(9,410)

Net cash used in operating activities (2)	(445,690)	(361,165)	(15,943)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(285,161)	(319,090)	(206,745)
Proceeds from sales of office buildings, land, equipment and facilities	224,220	262,908	209,197
Payments for purchases of investments in equity securities	(61)	—	—
Proceeds from sales of investments in equity securities	932	519	13,323
Decrease (increase) in loans receivable at banks, net	(105,387)	(74,048)	43,920
Decrease (increase) in non-trading debt securities, net	80,634	29,452	(2,359)
Business combinations or disposals, net	(13,125)	—	(2,484)
Decrease (increase) in investments in affiliated companies, net	43,849	(8,290)	160,799
Other, net	(2,073)	(3,954)	685

Net cash provided by (used in) investing activities	(56,172)	(112,503)	216,336

Cash flows from financing activities:
Increase in long-term borrowings	2,314,609	2,142,212	2,364,260
Decrease in long-term borrowings	(1,964,657)	(1,625,516)	(2,402,621)
Increase in short-term borrowings, net	215,001	85,900	656,205
Increase (decrease) in deposits received at banks, net	(13,254)	257,471	(93,260)
Proceeds from sales of common stock held in treasury	764	313	285
Payments for repurchases of common stock held in treasury	(109,096)	(51,714)	(150,009)
Payments for cash dividends	(70,199)	(47,475)	(58,416)
Contribution from noncontrolling interests	—	—	15,618

Net cash provided by financing activities	373,168	761,191	332,062

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents (2)	(53,504)	44,741	(27,277)

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents (2)	(182,198)	332,264	505,178
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year (2)	2,537,066	2,354,868	2,687,132

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year (2)	¥2,354,868	¥2,687,132	¥3,192,310

Supplemental information:
Cash paid during the year for —
Interest	¥473,758	¥700,855	¥677,160

Income tax payments, net	¥49,449	¥27,204	¥55,592

(1)	Due to changes in accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of amounts previously reported have been made to conform to the current year presentation. See Note 1
“Summary of accounting policies: New accounting pronouncements adopted during the current year”
in our consolidated financial statements included in this annual report.
F-1
4

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(2)	In accordance with ASU
2016-18
“Restricted Cash”
which Nomura adopted on April 1, 2018, certain reclassification of amounts previously reported as cash, cash equivalents, restricted cash and restricted cash equivalents for the years ended March 31, 2018 have been made to conform to the current year presentation.

The following table presents a reconciliation of
cash and cash equivalents
, and restricted cash and restricted cash equivalents reported in deposits with stock exchanges and other segregated cash
within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Year ended March 31
	2018	2019	2020
Cash and cash equivalents reported in Cash and cash equivalents	¥2,354,639	¥2,686,659	¥3,191,889
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	229	473	421

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥2,354,868	¥2,687,132	¥3,192,310

The accompanying notes are an integral part of these consolidated financial statements.
F-1
5

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
These consolidated financial statements include the financial statements of the Company and other entities in which it has a controlling financial interest. Nomura initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “
Consolidation
” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Nomura consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders.
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
Other assets
—
Investments in and advances to affiliated companies
or at fair value by electing the fair value option permitted by ASC 825 “
Financial Instruments
” (“ASC 825”) and reported within
Trading assets
,
Private equity investments
or Other assets—Other.
Other financial investments are generally reported within
Trading assets
.
Equity investments
in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.
Certain entities in which Nomura has a financial interest are investment companies under ASC 946 “
Financial Services—Investment Companies
” (“ASC 946”). These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.
F-1
6

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
Use of estimates
—
Critical accounting estimates are those that are the most important accounting estimates used to prepare these consolidated financial statements and which require the most difficult, subjective and complex judgments by management. Such estimates determined by management include estimates regarding the fair value of financial instruments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets, the impairment of equity method investments and other non-financial assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on these consolidated financial statements.
The COVID-19 pandemic has impacted some of the critical accounting estimates used in these consolidated financial statements during the year ended March 31, 2020 and is expected to continue to impact these estimates in future periods. Assumptions around how long the COVID-19 pandemic will last and how long the economies and financial markets in the key jurisdictions in which Nomura and its clients operate will take to recover has, and will continue to, affect these estimates. The key assumptions and estimates impacted by COVID-19 include:
•	The ability of clients to perform on their contractual obligations to Nomura arising from financial instruments for determination of fair value measurements or allowances for doubtful accounts;
•	The volatility and dislocation in global financial markets for determination of fair value measurements;
•	The expected duration of declines in global equity markets for determination of fair value measurements and impairment of equity method investments;
•	The future use of non-financial assets within Nomura for determination of whether impairments are required; and
•	The future profitability of Nomura to realize deferred tax assets.
Various references are made throughout the notes to these consolidated financial statements where critical accounting estimates based on management judgment have been made, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how the COVID-19 pandemic, has and is expected to continue to impact these estimates and therefore amounts reported in these consolidated financial statements.
Fair value of financial instruments
—
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
F-1
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.
In both cases, fair value is generally determined in accordance with ASC 820 “
Fair Value Measurements and Disclosures
” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “
Fair value measurements
” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.
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
F-1
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
revenues from financial advisory services, underwriting services and syndication services are reported in
Revenue—Fees from investment banking
and
revenues from asset management services are reported in
Revenue
—
Asset management and portfolio service fees
.
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
Trading assets and trading liabilities
—
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
Collateralized agreements and collateralized financing—
Collateralized agreements
consist of reverse repurchase agreements disclosed as
Securities purchased under agreements to resell
and securities borrowing transactions disclosed as
Securities borrowed
.
Collateralized financing
consists
of repurchase agreements disclosed as
Securities sold under agreements to repurchase
, securities lending transactions disclosed as
Securities loaned
and certain other secured borrowings.
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
F-1
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Reverse repurchase agreements and repurchase agreements accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC
210-20
“
Balance Sheet—Offsetting
” (“ASC
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
Trading balances of secured borrowings
consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales under ASC 860 “
Transfers and Servicing
” (“ASC 860”) and are reported in the consolidated balance sheets within
Long-term borrowings
. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 7 “
Securitizations and Variable Interest Entities
” and Note 11 “
Borrowings
” for further information regarding these transactions.
All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically within
Trading assets as Securities pledged as collateral
in the consolidated balance sheets.
See Note 5 “
Collateralized transactions
” for further information.
Derivatives
—
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
F-
20

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.
Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC
210-20
and ASC 815 “
Derivatives and Hedging
” (“ASC 815”) are met. These criteria include requirements around the legal enforceability of such close-out
and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.
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
Revenue—Net gain on trading
.
Non-trading
In addition to its trading activities, Nomura uses derivative financial instruments for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Certain derivatives used for non-trading
purposes are formally designated as fair value and net investment hedges under ASC 815.
Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading
debt securities, respectively. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial assets and liabilities through the consolidated statements of income within
Interest expense
and
Revenue
—
Other
, respectively.
Derivative financial instruments designated as hedges of the net investment in foreign operations related to specific subsidiaries with non-Japanese
Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within
Revenue—Other
. All other movements in fair value of highly effective hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss)
.
See Note 3 “
Derivative instruments and hedging activities
” for further information.
F-
21

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Loans receivable—
Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is generally reported in the consolidated statements of income within
Revenue—Interest and dividends
.
Loans receivable carried at fair value
Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value are reported in the consolidated statements of income within
Revenue—Net gain on trading
.
Loans receivable carried at amortized cost
Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting any applicable allowance for credit losses when loans receivable are identified as impaired.
Loan origination fees, net of direct origination costs, are amortized to
Revenue—Interest and dividends
as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were immaterial as of March 31, 2019 and March 31, 2020.
Modifications of loans receivable where the borrower is in financial difficulty and Nomura has granted a financial concession are typically accounted for as troubled debt restructurings (“TDRs”) and the loan receivable classified as impaired with recognition of an appropriate allowance for credit losses. However, consistent with guidance issued by U.S. banking regulators in March 2020 as a result of the COVID-19 pandemic, certain modifications of loans receivable which meet the above criteria have not been accounted for TDRs nor the loan classified as impaired provider the borrower was current with payments prior to the COVID-19 pandemic, the nature of the concession is short-term and only permits a payment delay, waiver of fees or extension of repayment terms.
See Note 7 “
Financing receivables
” for further information including how allowances for credit losses are determined and the impact of the COVID-19 pandemic on the approach.
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

¥345,850 million and ¥680,727 million as of March 31, 2019 and March 31, 2020, respectively.
These amounts are carried at contractual amounts due less any applicable allowance for credit losses which reflects management’s best estimate of probable losses incurred within these receivables which have been specifically identified as impaired. The allowance for credit losses is reported in the consolidated balance sheets within
Allowance for doubtful accounts
.
F-
22

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Loan commitments—
Unfunded loan commitments written by Nomura are
accounted
for as either
off-balance
sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.
These loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally held at fair value, with changes in fair value reported in the consolidated statements of income within
Revenue—Net gain on trading
. Loan commitment fees integral to the loan commitment are recognized as part of the fair value of the commitment.
For loan commitments where the loan will be held for the foreseeable future, Nomura recognizes an allowance for credit losses which is reported within
Other liabilities—other
in the consolidated balance sheets which reflects management’s best estimate of probable losses incurred within the loan commitments which have been specifically classified as impaired.

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
Office buildings, land, equipment and facilities—
Office buildings, land, equipment and facilities, owned and held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.
Leases and subleases entered into by Nomura as either lessor or lessee are classified as either operating or finance leases on inception date in accordance with ASC 842 “
Leases
” (“ASC842”) which Nomura adopted from April 1, 2019. On lease commencement date, Nomura as lessee recognizes right-of-use
(“ROU”) assets and lease liabilities which are reported within
Other assets—Office buildings, land, equipment and facilities
and
Other liabilities
, respectively in the consolidated balance sheets.
Lease liabilities are initially measured at present value of the future minimum lease payments over the expected lease term. The future minimum lease payments are discounted using a relevant Nomura incremental

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
borrowing rate as derived from information available at lease commencement date. The expected lease term is generally determined based on the contractual maturity of the lease, and adjusted for periods covered by options to extend or terminate the lease when Nomura is reasonably certain to exercise those options. ROU assets are initially measured at the amount of lease liabilities, and adjusted for any prepaid lease payments, initial direct costs incurred and any lease incentives received.
After lease commencement date, for operating leases Nomura as lessee recognizes lease expense over the lease term generally on a straight-line basis within
Occupancy and related depreciation
or
Information processing and communications
in the consolidated statements of income. While for finance leases, Nomura recognizes amortization charges of ROU assets over the lease term and interest expense on finance lease liabilities.
The following table presents a breakdown of owned and leased office buildings, land, equipment
and facilities as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Land	¥49,474	¥49,214
Office buildings	103,423	71,468
Equipment and facilities	75,206	36,279
Software	121,245	111,031
Construction in progress	17	1,738
Operating lease ROU assets	—	170,782

Total	¥349,365	¥440,512
Depreciation and amortization charges of owned assets are generally computed using the straight-line method and recognized over the estimated useful lives of each asset. The estimated useful life of an asset takes into consideration technological change, normal deterioration and actual physical usage by Nomura. Leasehold improvements are depreciated over the shorter of their useful life or the term of the lease.
The estimated useful lives for significant asset classes are as follows:

Office buildings	3 to 50 years
Equipment and facilities	2 to 20 years
Software	3 to 10 years
Depreciation and amortization charges of depreciable assets are reported within
Non-interest expenses—Information processing and communications in the amount of
¥58,300 million, ¥45,818 million,
and
¥47,653
million, and in
Non-interest expenses—Occupancy and related depreciation
in the amount of
¥13,279 million, ¥12,106 million, and ¥15,930 million for the years ended March 31, 2018, 2019 and 2020, respectively.
Long-lived assets, including ROU
assets
and software assets but excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.
F-2
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
See Note 8 “Leases” for further information.
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
These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within
Other assets—Investments in equity securities
in the consolidated balance sheets, with changes in fair value reported within
Revenue—Gain (loss) on investments in equity securities
in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥97,904 million and ¥40,543 million, respectively, as of March 31, 2019 and ¥74,755 million and ¥37,420 million, respectively, as of March 31, 2020.
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
All structured notes issued by Nomura and certain structured borrowings issued by Nomura on or after April 1, 2018 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes and certain structured borrowings are made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.
F-2
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Changes in the fair value of structured notes elected for the fair value option except for those related to structured notes and attributable to Nomura’s own creditworthiness, are reported within
Revenue—Net gain on trading
in the consolidated statements of income.
See Note 11 “
Borrowings
” for further information.
Income taxes—
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
See Note 16 “
Income taxes
” for further information.
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
F-2
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
See Note 14 “
Deferred compensation awards
” for further information.
Earnings per share—
The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted
method.
See Note 12 “
Earnings per share
” for further information.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
See Note 10 “
Other assets
—
Other / Other liabilities
” for further information.
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
“Restructuring initiatives
” for further information.

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
See Note 13 “
Employee benefit plans
” for further information.
F-2
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
New accounting pronouncements adopted during the current year—
The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2020:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-02, “ Leases ” (1)
•
Replaces ASC 840 “
Leases
”, the current guidance on lease accounting, and revised the definition of a lease.

•
Requires all lessees to recognize a right of use asset and corresponding lease liability on balance sheet.

•
Lessor accounting is largely unchanged from current guidance.

•
Simplifies the accounting for sale leaseback and
“build-to-suit”
leases.

•
Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.
Modified retrospective adoption from April 1, 2019. (2)
¥169,277 million increase in
Other Asset—Office buildings, land, equipment, and facilities
, and ¥163,685 million increase in
Other liabilities
as a result of recognizing operating leases on the consolidated balance sheet as of April 1, 2019.
¥5,592 million increase in
Retained earnings
as of April 1, 2019 mainly due to changes in certain lease classifications.

See Note 8 “Leases” where the amended disclosures have been made.

(1)
As subsequently amended by ASU
2018-01
“
Land Easement Practical Expedient for Transition to Topic 842
”, ASU
2018-10
“
Codification Improvements to Topic 842, Leases
”, ASU
2018-11
“
Leases (Topic 842): Targeted Improvements
”, ASU
2018-20
“
Leases (Topic 842): Narrow-Scope Improvements for Lessors
”, and ASU
2019-01
“
Leases (Topic 842): Codification Improvements.
”

(2)	Nomura used certain practical expedients permitted by ASC 842 including adopting the new requirements through a cumulative-effect adjustment to retained earnings on adoption date.

F-
30

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Future accounting developments—
The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2020 and which may have a material impact on these financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-13, “ Measurement of Credit Losses on Financial Instruments ” (3)
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

•
Permits electing the fair value option for certain financial instruments on adoption date.

•
Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.
Modified retrospective adoption from April 1, 2020.
For financial instruments subject to CECL,  ¥1,972 million
increase in
Allowance for doubtful accounts
, ¥638 million increase in
Other liabilities
, ¥72 million increase of
Deferred tax assets
and cumulative effect adjustment to decrease
Retained
earnings
, net of tax, of ¥2,538 million as of April 1, 2020.

For financial instruments elected for the FVO, ¥9,774 million decrease in
Loans receivable
, ¥5,888 million
increase in
Other
liabilities
and cumulative effect adjustment to decrease
Retained
earnings
,
net of tax, of ¥15,662 million as of April 1, 2020.

Allowances for credit losses as determined on adoption date under the new model increased as a result of the COVID-19 pandemic because of the increased credit risk caused by the impact of the pandemic on borrowers. Fair value measurements used

F-
3
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
on adoption date were also lower because of increased credit risk and impact on financial markets caused by the pandemic.

ASU 2019-12, “ Simplifying the Accounting for Income Taxes ”
•
Simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740
“Income Taxes”
, such as the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment and the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary.

•
Requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income—
based tax.

•
Makes other minor amendments for simplification and clarification of income taxes accounting.

Effective from April 1, 2021.
(4)

•
Modified retrospective adoption for the amendments related to changes in ownership of foreign equity method investments or foreign subsidiaries.

•
Full or modified retrospective adoption for the amendments related to franchise taxes that are partially based on income.

•
Prospective adoption for all other amendments.
Currently evaluating the potential impact.

(3)
As subsequently amended by ASU
2018-19
“
Codification Improvements to Topic 326, Financial Instruments—Credit Losses
”, ASU
2019-04
“
Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments
”, ASU
2019-05
“
Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.
” and ASU
 2019-09
“Codification Improvements to Topic 326, Financial Instruments—Credit Losses”
and
ASU2019-10
“Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”.

(4)	Unless Nomura early adopts which is under evaluation.
F-
3
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
2. Fair value measurements:
The fair value of financial instruments
A significant amount of Nomura’s financial instruments are measured at fair value. Financial assets measured at fair value on a recurring basis are reported in the consolidated balance sheets within
Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements
and
Other assets
. Financial liabilities measured at fair value on a recurring basis are reported within
Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings
and
Other liabilities.
Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.
In all cases, fair value is determined in accordance with ASC 820 “
Fair Value Measurements and Disclosures
” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.
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
Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency, which has been the case during the COVID-19 pandemic in 2020, and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.
F-
33

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
Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group (“VMVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.
As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.
F-3
4

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
Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments and has become more prevalent during the COVID-19 pandemic.
Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.
F-3
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2019 and 2020 within the fair value hierarchy.

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2019
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥1,392	¥1,065	¥13	¥—	¥2,470
Private equity and debt investments (4)	—	—	26	—	26
Japanese government securities	1,987	—	—	—	1,987
Japanese agency and municipal securities	—	214	1	—	215
Foreign government, agency and municipal securities	2,650	1,544	5	—	4,199
Bank and corporate debt securities and loans for trading purposes	—	1,128	160	—	1,288
Commercial mortgage-backed securities (“CMBS”)	—	1	2	—	3
Residential mortgage-backed securities (“RMBS”)	—	2,761	3	—	2,764
Issued/Guaranteed by government sponsored entity	—	2,706	—	—	2,706
Other	—	55	3	—	58
Real estate-backed securities	—	—	69	—	69
Collateralized debt obligations (“CDOs”) and other (5)	—	55	19	—	74
Investment trust funds and other	349	53	1	—	403

Total trading assets and private equity and debt investments	6,378	6,821	299	—	13,498

Derivative assets (6)
Equity contracts	1	806	44	—	851
Interest rate contracts	12	8,610	10	—	8,632
Credit contracts	2	500	31	—	533
Foreign exchange contracts	0	4,870	42	—	4,912
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(14,077)	(14,077)

Total derivative assets	16	14,786	127	(14,077)	852

Subtotal	¥6,394	¥21,607	¥426	¥(14,077)	¥14,350

Loans and receivables (7)	—	544	129	—	673
Collateralized agreements (8)	—	615	33	—	648
Other assets
Non-trading debt securities	138	323	—	—	461
Other (2)(3)	416	10	166	—	592

Total	¥6,948	¥23,099	¥754	¥(14,077)	¥16,724

Liabilities:
Trading liabilities
Equities	¥1,622	¥198	¥0	¥—	¥1,820
Japanese government securities	1,264	—	—	—	1,264
Japanese agency and municipal securities	—	3	—	—	3
Foreign government, agency and municipal securities	2,906	927	0	—	3,833
Bank and corporate debt securities	—	319	0	—	319
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other (5)	—	3	—	—	3
Investment trust funds and other	121	42	—	—	163

Total trading liabilities	5,913	1,492	0	—	7,405

Derivative liabilities (6)
Equity contracts	1	867	52	—	920
Interest rate contracts	6	8,228	64	—	8,298
Credit contracts	3	422	39	—	464
Foreign exchange contracts	—	4,820	22	—	4,842
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(13,710)	(13,710)

Total derivative liabilities	11	14,337	177	(13,710)	815

Subtotal	¥5,924	¥15,829	¥177	¥(13,710)	¥8,220

Short-term borrowings (9)	¥—	¥332	¥31	¥—	¥363
Payables and deposits (10)	—	0	0	—	0
Collateralized financing (8)	—	291	—	—	291
Long-term borrowings (9)(11)(12)	11	3,024	535	—	3,570
Other liabilities (13)	276	22	0	—	298

Total	¥6,211	¥19,498	¥743	¥(13,710)	¥12,742

F-3
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2020
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥1,193	¥908	¥14	¥—	¥2,115
Private equity and debt investments (4)	—	7	31	—	38
Japanese government securities	1,826	—	—	—	1,826
Japanese agency and municipal securities	—	106	2	—	108
Foreign government, agency and municipal securities	3,257	2,000	8	—	5,265
Bank and corporate debt securities and loans for trading purposes	—	1,266	228	—	1,494
Commercial mortgage-backed securities (“CMBS”)	—	0	1	—	1
Residential mortgage-backed securities (“RMBS”)	—	3,626	62	—	3,688
Issued/Guaranteed by government sponsored entity	—	3,602	14	—	3,616
Other	—	24	48	—	72
Real estate-backed securities	—	—	94	—	94
Collateralized debt obligations (“CDOs”) and other (5)	—	21	32	—	53
Investment trust funds and other	204	44	0	—	248

Total trading assets and private equity and debt investments	6,480	7,978	472	—	14,930

Derivative assets (6)
Equity contracts	4	1,869	48	—	1,921
Interest rate contracts	55	13,551	23	—	13,629
Credit contracts	3	318	86	—	407
Foreign exchange contracts	0	5,183	41	—	5,224
Commodity contracts	9	0	—	—	9
Netting	—	—	—	(19,248)	(19,248)

Total derivative assets	71	20,921	198	(19,248)	1,942

Subtotal	¥6,551	¥28,899	¥670	¥(19,248)	¥16,872

Loans and receivables (7)	—	709	96	—	805
Collateralized agreements (8)	—	534	15	—	549
Other assets
Non-trading debt securities	123	332	—	—	455
Other (2)(3)	252	146	168	—	566

Total	¥6,926	¥30,620	¥949	¥(19,248)	¥19,247

Liabilities:
Trading liabilities
Equities	¥1,412	¥152	¥0	¥—	¥1,564
Japanese government securities	1,108	—	—	—	1,108
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	2,116	1,114	0	—	3,230
Bank and corporate debt securities	—	272	1	—	273
Residential mortgage-backed securities (“RMBS”)	—	3	—	—	3
Collateralized debt obligations (“CDOs”) and other (5)	—	1	1	—	2
Investment trust funds and other	409	148	0	—	557

Total trading liabilities	5,045	1,690	2	—	6,737

Derivative liabilities (6)
Equity contracts	7	1,972	29	—	2,008
Interest rate contracts	18	13,125	77	—	13,220
Credit contracts	14	356	87	—	457
Foreign exchange contracts	0	5,071	34	—	5,105
Commodity contracts	5	1	—	—	6
Netting	—	—	—	(18,987)	(18,987)

Total derivative liabilities	44	20,525	227	(18,987)	1,809

Subtotal	¥5,089	¥22,215	¥229	¥(18,987)	¥8,546

Short-term borrowings (9)	¥—	¥348	¥29	¥—	¥377
Payables and deposits (10)	—	14	1	—	15
Collateralized financing (8)	—	247	—	—	247
Long-term borrowings (9)(11)(12)	2	3,291	409	—	3,702
Other liabilities (13)	170	129	0	—	299

Total	¥5,261	¥26,244	¥668	¥(18,987)	¥13,186

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
F-3
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(2)	Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2019 and March 31, 2020, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were ¥36 billion and ¥26 billion, respectively. As of March 31, 2019 and March 31, 2020, the fair values of these investments which are included in
Other assets—Others
were ¥2 billion and ¥6 billion, respectively.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)
Private equity and debt investments
are typically private
non-traded
financial instruments including ownership or other forms of junior capital (such as mezzanine loan). Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(5)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(6)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(7)	Includes loans for which the fair value option has been elected.
(8)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(9)	Includes structured notes for which the fair value option has been elected.
(10)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(11)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(12)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(13)	Includes loan commitments for which the fair value option has been elected.
Valuation techniques by major class of financial instrument
The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.
Equities
and equity securities reported within
Other assets
—Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market
prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2019 and 2020, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.
Private equity and debt investments
—The determination of fair value of unlisted private equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth
F-3
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.
Government, agency and municipal securities
—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7
securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.
Bank and corporate debt securities
—
The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level
 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.
Commercial mortgage-backed securities (“CMBS”)
and
Residential mortgage-backed securities (“RMBS”)
—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.
Real estate-backed securities
—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is
F-3
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.
Collateralized debt obligations (“CDOs”) and other
—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.
Investment trust funds and other
—The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within
Investment trust funds and other
is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.
Derivatives—Equity contracts
—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.
Derivatives—Interest rate contracts
—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate
F-
40

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.
Derivatives—Credit contracts
—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.
Derivatives—Foreign exchange contracts
—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.
Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.
Loans
—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.
Collateralized agreements
and
Collateralized financing
—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation
F-
41

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.
Non-trading debt securities
—These are debt securities held by certain
non-trading
subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as
Government, agency and municipal securities
and
Bank and corporate debt securities
described above.
Short-term
and
long-term borrowings (“Structured notes”)
—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).
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
Long-term borrowings (“Secured financing transactions”)
—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “
Transfer and Servicing
” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.
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
F-
42

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
F-
43

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Quantitative and qualitative information regarding significant unobservable inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2019 and 2020. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize how an increase in those significant unobservable valuation inputs to a different amount might result in a higher or lower fair value measurement at the reporting date and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value. The impact of the COVID-19 pandemic on financial markets has been considered in determining which valuation inputs are used to measure fair value.

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)	Impact of increases in significant unobservable valuation inputs (3)(4)	Interrelationships between valuation inputs (5)
Assets:
Trading assets and private equity and debt investments
Equities	¥ 13	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	26	Market multiples	EV/EBITDA ratios	7.7 x	7.7 x	Higher fair value	Not applicable

Foreign government, agency and municipal securities	5	DCF	Credit spreads Recovery rates	0.0 – 9.1% 4.0 – 36.0%	0.6% 31.6%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	160	DCF	Credit spreads Recovery rates	0.0 – 15.0% 0.0 – 99.1%	4.1% 72.2%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Loss severities	0.0 – 78.4% 6.5 – 15.0% 9.1 – 100.0%	13.2% 10.5% 81.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	69	DCF	Yields Loss severities	5.5 – 19.7% 0.0 – 55.2%	12.5% 6.6%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	19	DCF	Yields Prepayment rates Default probabilities Loss severities	2.7 – 19.0% 20.0% 1.0 – 2.0% 31.5 – 100.0%	13.1% 20.0% 2.0% 83.7%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

F-4
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)	Impact of increases in significant unobservable valuation inputs (3)(4)	Interrelationships between valuation inputs (5)
Derivatives, net:
Equity contracts	¥ (8)	Option models	Dividend yield Volatilities Correlations	0.0 – 8.0% 6.7 – 74.2% (0.80) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(54)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.0 – 2.4% 10.6 – 15.2% 24.2 – 66.8 bp (0.76) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(8)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 21.4% 0.0 – 100.6% 16.2 – 83.0% 0.27 – 0.75	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	20	Option models	Interest rates Volatilities Volatilities Correlations	(0.4) – 2.4% 1.7 – 35.5% 209.0 – 245.0 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	129	DCF	Credit spreads	0.0 – 12.3%	3.6%	Lower fair value	Not applicable

Collateralized agreements	33	DCF	Repo rate	3.5 – 8.4%	7.0%	Lower fair value	Not applicable

Other assets
Other (6)	166	DCF	WACC Growth rates Liquidity discounts	10.2% 2.5% 10.0%	10.2% 2.5% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.7 – 13.8 x 8.9 – 32.4 x 0.3 – 2.7 x 10.0 – 50.0%	8.2 x 15.5 x 0.8 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	31	DCF/ Option models	Volatilities Correlations	6.7 – 54.5% (0.75) – 0.91	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	535	DCF/ Option models	Volatilities Volatilities Correlations	6.7 – 54.5% 32.5 – 60.9 bp (0.75) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2020
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)	Impact of increases in significant unobservable valuation inputs (3)(4)	Interrelationships between valuation inputs (5)
Assets:
Trading assets and private equity and debt investments
Equities	¥ 14	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

		Market multiples	Liquidity discounts	20.0%	20.0%	Lower fair value	Not applicable

Private equity and debt investments	31	DCF	WACC Growth rates Liquidity discounts	7.0 – 13.5% 0.0 – 1.0% 5.0 – 30.0%	10.0% 0.6% 9.9%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	1.0 – 11.0x 9.6 x 5.0 – 30.0%	8.9x 9.6x 9.8%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	8	DCF	Credit spreads Recovery rates	0.0 – 1.4% 4.0 – 18.0%	0.5% 10.8%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	228	DCF	Credit spreads Recovery rates	0.0 – 17.9% 0.0 – 80.7%	5.8% 43.8%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	62	DCF	Yields Prepayment rates Loss severities	0.0 – 30.8% 7.1 – 15.0% 0.0 – 100.0%	6.7% 8.9% 40.6%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	94	DCF	Loss severities	0.0 – 8.1%	3.4%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	32	DCF	Yields Prepayment rates Default probabilities Loss severities	6.4 – 56.8% 20.0% 2.0% 0.0 – 100.0%	21.6% 20.0% 2.0% 73.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2020
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)	Impact of increases in significant unobservable valuation inputs (3)(4)	Interrelationships between valuation inputs (5)
Derivatives, net:
Equity contracts	¥ 19	Option models	Dividend yield Volatilities Correlations	0.0 – 18.7% 12.2 – 144.7% (0.85) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(54)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	(0.1) – 2.0% 8.8 – 13.8% 24.6 – 119.4 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(1)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.1 – 28.4% 0.0 – 105.4% 50.0 – 83.0% 0.16 – 0.82	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	7	Option models	Interest rates Volatilities Volatilities Correlations	(0.1) – 0.8% 2.0 – 23.9% 19.2 – 50.7 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	96	DCF	Credit spreads Recovery rates	0.0 – 20.5% 57.5 – 98.0%	4.2% 85.0%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	15	DCF	Repo rate	3.8 – 5.6%	4.9%	Lower fair value	Not applicable

Other assets
Other (6)	168	DCF	WACC Growth rates Liquidity discounts	10.1% 2.0% 10.0%	10.1% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.9 – 10.3 x 6.3 – 20.7 x 0.3 – 1.3 x 10.0 – 40.0%	4.6 x 11.4 x 0.8 x 28.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	29	DCF/ Option models	Volatilities Correlations	12.6 – 76.4% (0.72) – 0.94	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	409	DCF/ Option models	Volatilities Volatilities Correlations	8.6 – 76.4% 30.0 – 103.2 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.
F-4
7

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
Derivatives—Equity contracts
—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.
Derivatives—Interest rate contracts
—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as volatilities can be higher when interest rates are at extremely low levels, and also because volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable inputs are spread across the ranges.
Derivatives—Credit contracts
—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.
Derivatives—Foreign exchange contracts
—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from
F-4
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
currencies that trade in narrow ranges e.g. versus the U.S. Dollar while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Short-term borrowings and Long-term borrowings
—The significant unobservable inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2019 and 2020. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.
F-4
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the years ended March 31, 2019 and 2020, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2019
	Balance as of April 1, 2018	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of March 31, 2019
Assets:
Trading assets and private equity and debt investments
Equities	¥21	¥(3)	¥—	¥5	¥(13)	¥—	¥1	¥5	¥(3)	¥13
Private equity and debt investments	3	(1)	—	24	(2)	—	0	2	—	26
Japanese agency and municipal securities	1	0	—	1	(1)	—	—	—	—	1
Foreign government, agency and municipal securities	6	0	—	15	(16)	—	0	3	(3)	5
Bank and corporate debt securities and loans for trading purposes	139	8	—	99	(100)	—	4	63	(53)	160
Commercial mortgage-backed securities (“CMBS”)	2	0	—	1	(2)	—	0	1	—	2
Residential mortgage-backed securities (“RMBS”)	0	0	—	9	0	—	0	—	(6)	3
Real estate-backed securities	63	(2)	—	217	(212)	—	3	—	—	69
Collateralized debt obligations (“CDOs”) and other	24	4	—	56	(68)	—	1	7	(5)	19
Investment trust funds and other	1	0	—	4	(4)	—	0	—	—	1

Total trading assets and private equity and debt investments	260	6	—	431	(418)	—	9	81	(70)	299

Derivatives, net (3)
Equity contracts	(1)	(2)	—	—	—	(2)	0	(7)	4	(8)
Interest rate contracts	(53)	(25)	—	—	—	0	0	10	14	(54)
Credit contracts	2	(6)	—	—	—	(4)	0	(1)	1	(8)
Foreign exchange contracts	27	(13)	—	—	—	3	1	(1)	3	20
Commodity contracts	—	0	—	—	—	0	0	—	—	0

Total derivatives, net	(25)	(46)	—	—	—	(3)	1	1	22	(50)

Subtotal	¥235	¥(40)	¥—	¥431	¥(418)	¥(3)	¥10	¥82	¥(48)	¥249

Loans and receivables	¥70	¥0	¥—	¥53	¥(27)	¥—	¥3	¥37	¥(7)	¥129
Collateralized agreements	5	0	—	—	—	—	0	28	—	33
Other assets
Other	169	(11)	—	6	(3)	—	5	0	—	166

Total	¥479	¥(51)	¥—	¥490	¥(448)	¥(3)	¥18	¥147	¥(55)	¥577

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥20	¥(20)	¥—	¥0	¥0	¥(1)	¥0
Foreign government, agency and municipal securities	—	0	—	1	(1)	—	0	0	—	0
Bank and corporate debt securities	0	0	—	0	0	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	0	0	—	0	0	—	0	—	—	—
Investment trust funds and other	0	0	—	0	0	—	0	0	0	—

Total trading liabilities	¥1	¥0	¥—	¥21	¥(21)	¥—	¥0	¥0	¥(1)	¥0

Short-term borrowings	17	(2)	0	39	(27)	—	0	25	(25)	31
Payables and deposits	(1)	(1)	—	0	0	—	—	—	—	0
Collateralized financing	3	—	—	—	(3)	—	0	—	—	—
Long-term borrowings	429	(23)	2	194	(99)	—	0	75	(85)	535
Other liabilities	1	0	—	0	(1)	—	0	0	—	0

Total	¥450	¥(26)	¥2	¥254	¥(151)	¥—	¥0	¥100	¥(111)	¥566

F-
50

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2020
	Balance as of April 1, 2019	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of March 31, 2020
Assets:
Trading assets and private equity and debt investments
Equities	¥13	¥(1)	¥—	¥8	¥(4)	¥—	¥0	¥1	¥(3)	¥14
Private equity and debt investments	26	1	—	8	(3)	—	(1)	—	—	31
Japanese agency and municipal securities	1	0	—	1	0	—	—	—	—	2
Foreign government, agency and municipal securities	5	0	—	27	(26)	—	0	5	(3)	8
Bank and corporate debt securities and loans for trading purposes	160	(2)	—	158	(154)	—	(7)	113	(40)	228
Commercial mortgage-backed securities (“CMBS”)	2	(1)	—	1	(1)	—	—	0	0	1
Residential mortgage-backed securities (“RMBS”)	3	(8)	—	93	(53)	—	0	28	(1)	62
Real estate-backed securities	69	4	—	197	(175)	—	(1)	—	—	94
Collateralized debt obligations (“CDOs”) and other	19	(21)	—	184	(167)	—	(1)	25	(7)	32
Investment trust funds and other	1	0	—	13	(14)	—	0	0	0	0

Total trading assets and private equity and debt investments	299	(28)	—	690	(597)	—	(10)	172	(54)	472

Derivatives, net (3)
Equity contracts	(8)	29	—	—	—	(6)	0	16	(12)	19
Interest rate contracts	(54)	9	—	—	—	(9)	0	(1)	1	(54)
Credit contracts	(8)	7	—	—	—	2	0	(12)	10	(1)
Foreign exchange contracts	20	(22)	—	—	—	8	(1)	0	2	7
Commodity contracts	0	0	—	—	—	0	0	—	—	—

Total derivatives, net	(50)	23	—	—	—	(5)	(1)	3	1	(29)

Subtotal	¥249	¥(5)	¥—	¥690	¥(597)	¥(5)	¥(11)	¥175	¥(53)	¥443

Loans and receivables	¥129	¥0	¥—	¥163	¥(117)	¥—	¥(3)	¥93	¥(169)	¥96
Collateralized agreements	33	0	—	—	(27)	—	(1)	10	—	15
Other assets
Other	166	(31)	0	43	(7)	—	(3)	0	—	168

Total	¥577	¥(36)	¥0	¥896	¥(748)	¥(5)	¥(18)	¥278	¥(222)	¥722

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	0	(1)	—	1	(1)	—	0	0	—	1
Collateralized debt obligations (“CDOs”) and other	—	0	—	4	(3)	—	0	—	—	1
Investment trust funds and other	—	—	—	0	0	—	0	0	—	0

Total trading liabilities	¥0	¥(1)	¥—	¥5	¥(4)	¥—	¥0	¥0	¥0	¥2

Short-term borrowings	31	0	0	65	(58)	—	0	7	(16)	29
Payables and deposits	0	0	—	6	0	—	0	0	(5)	1
Long-term borrowings	535	6	0	254	(291)	—	(1)	56	(138)	409
Other liabilities	0	(8)	—	2	(10)	—	0	—	—	0

Total	¥566	¥(3)	¥0	¥332	¥(363)	¥—	¥(1)	¥63	¥(159)	¥441

(1)	Includes gains and losses reported primarily within
Net gain on trading, Gain on private equity and debt investments, and also within
Gain (loss) on investments in equity securities, Revenue—Other
and
Non-interest expenses—Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

F-
51

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.

(3)	Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the years ended March 31, 2019 and 2020.

(5)
Transfers into Level 3
indicate certain valuation inputs of a financial instrument become unobservable or significant.
Transfers out of Level 3
indicate certain valuation inputs of a financial instrument become observable or insignificant. See
Quantitative and qualitative information regarding significant unobservable inputs above for the valuation inputs of each financial instruments.

Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2019 and 2020, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2019	2020
	Unrealized gains/(losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥(4)	¥(2)
Private equity and debt investments	(1)	1
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	(1)
Bank and corporate debt securities and loans for trading purposes	1	(5)
Commercial mortgage-backed securities (“CMBS”)	0	(1)
Residential mortgage-backed securities (“RMBS”)	0	(7)
Real estate-backed securities	0	0
Collateralized debt obligations (“CDOs”) and other	(4)	(19)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	(8)	(34)

Derivatives, net (2)
Equity contracts	(11)	36
Interest rate contracts	(18)	(19)
Credit contracts	(12)	2
Foreign exchange contracts	(10)	(24)
Commodity contracts	0	—

Total derivatives, net	(51)	(5)

Subtotal	¥(59)	¥(39)

Loans and receivables	0	(1)
Collateralized agreements	0	0
Other assets
Other	(12)	(20)

Total	¥(71)	¥(60)

F-
52

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2019	2020
	Unrealized gains/(losses) (1)
Liabilities :
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities	0	(1)
Collateralized debt obligations (“CDOs”) and other	—	0

Total trading liabilities	¥0	¥(1)

Short-term borrowings	(1)	1
Payables and deposits	(1)	0
Long-term borrowings	(18)	19

Total	¥(20)	¥19

(1)	Includes gains and losses reported within
Net gain on trading, Gain on private equity and debt investments
, and also within
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
F-
53

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
The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2019 and 2020. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2019
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥16	¥—	Monthly	Same day-90 days
Venture capital funds	2	2	—	—
Private equity funds	17	10	—	—
Real estate funds	3	1	—	—

Total	¥38	¥13

	Billions of yen
	March 31, 2020
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥2	¥—	Monthly	Same day-90 days
Venture capital funds	3	3	—	—
Private equity funds	21	9	—	—
Real estate funds	6	1	—	—

Total	¥32	¥13

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.
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
Venture capital funds:
These investments include primarily
start-up
funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is
F-5
4

NOMURA
HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Fair value option for financial assets and financial liabilities
Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “
Derivatives and Hedging
” and ASC 825 “
Financial Instruments
.” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.
The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:
•	Equity method investments reported within
Trading assets and private equity and debt investments
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
Short-term borrowings
 or
Long-term borrowings
. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and straight bonds.
F-5
5

NOMURA HOLDINGS,
INC
.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
•
Certain structured deposit issuances reported within
Deposits received at banks.
Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

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

•
Financial reinsurance contracts reported within
Other assets
. Nomura elects the fair value option to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within
Interest and dividends, Interest expense
or
Net gain on trading
.
The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2018, 2019 and 2020.

	Billions of yen
	Year ended March 31
	2018	2019	2020
	Gains/(Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥0	¥0	¥1
Private equity and debt investments	(1)	1	(1)
Loans and receivables	(14)	(2)	2
Collateralized agreements (3)	1	2	4
Other assets (2)	11	(26)	(16)

Total	¥(3)	¥(25)	¥(10)

Liabilities:
Short-term borrowings (4)	¥(1)	¥28	¥64
Collateralized financing (3)	0	0	(2)
Long-term borrowings (4)(5)	(39)	(38)	58
Other liabilities (6)	(4)	3	2

Total	¥(44)	¥(7)	¥122

(1)	Includes gains and losses reported primarily within Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.
F-5
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of March 31, 2019 and 2020, Nomura held an economic interest of 39.52% and 39.19% in American Century Companies, Inc., respectively. The investment is measured at fair value on a recurring basis through election of the fair value option and is reported within
Other assets—Other
in the consolidated balance sheets
.
There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.
Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques using a rate which incorporates observable changes in its credit spread.
The following table presents changes in the valuation adjustment for Nomura’s own credit worthiness applied to certain financial liabilities for which the fair value option has been elected recognized in other comprehensive income during the years and cumulatively, and amounts reclassified to earnings from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2019 and 2020. In the year ended March 31, 2020, the credit balance recognized in accumulated other comprehensive income related to Nomura’s own credit on certain financial liabilities increased, primarily due to a significant widening of spreads driven by the financial market turmoil as
a
r
e
sult

of the
COVID-19
global pandemic.

	Billions of Yen
	Year ended March 31
	2019	2020
Changes recognized as a credit (debit) to other comprehensive income	¥25	¥49
Credit (debit) amounts reclassified to earnings	(1)	(1)
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	32	80
As of March 31, 2019, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥0 billion more than the principal balance of such
Loans and receivables
. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥50
billion less than the principal balance of such
Long-term borrowings
. There were no
Loans and receivables
for which the fair value option was elected that
were 90 days or more past due.
As of March 31, 2020, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥8 billion less than the principal balance of such
Loans and receivables
. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥27
billion less than the principal balance of such
Long-term borrowings
. There were no
Loans and receivables
for which the fair value option was elected that
were 90 days or more past due.
Investment by Investment companies
Nomura carries all of investments by investment companies under ASC 946 “
Financial Services—Investment Companies
” (“ASC 946”) at fair value, with changes in fair value recognized through the consolidated statements of income. During the year ended March 31, 2020, N-MEZ Investment Business Limited Partnership 1 was added as an investment company under ASC 946.
F-5
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Concentrations of credit risk
Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within
Trading assets
in the consolidated balance sheets. Government, agency and municipal securities, including
Securities pledged as collateral
, represented 16% of total assets as of March 31, 2019 and 16% as of March 31, 2020.
The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2019 and 2020. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2019
	Japan	U.S.	EU & U . K .	Other	Total (1)
Government, agency and municipal securities	¥2,202	¥1,723	¥1,897	¥579	¥6,401

	Billions of yen
	March 31, 2020
	Japan	U.S.	EU & U . K .	Other	Total (1)
Government, agency and municipal securities	¥1,934	¥1,889	¥2,704	¥672	¥7,199

(1)	Other than above, there were ¥318 billion and ¥321 billion of government, agency and municipal securities reported within
Other assets—Non-trading debt securities
in the consolidated balance sheets as of March 31, 2019 and 2020, respectively. These securities are primarily Japanese government, agency and municipal securities.
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
Long-term borrowings
.
F-5
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,687	¥2,687	¥2,687	¥—	¥—
Time deposits	290	290	—	290	—
Deposits with stock exchanges and other segregated cash	285	285	—	285	—
Loans receivable (2)	2,542	2,541	—	1,941	600
Securities purchased under agreements to resell	13,195	13,195	—	13,162	33
Securities borrowed	4,112	4,111	—	4,111	—

Total	¥23,111	¥23,109	¥2,687	¥19,789	¥633

Liabilities:
Short-term borrowings	¥841	¥841	¥—	¥811	¥30
Deposits received at banks	1,393	1,393	—	1,393	—
Securities sold under agreements to repurchase	15,037	15,037	—	15,037	—
Securities loaned	1,230	1,230	—	1,230	—
Long-term borrowings	7,916	7,931	12	7,353	566

Total	¥26,417	¥26,432	¥12	¥25,824	¥596

	Billions of yen
	March 31, 2020 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,192	¥3,192	¥3,192	¥—	¥—
Time deposits	309	309	—	309	—
Deposits with stock exchanges and other segregated cash	374	374	—	374	—
Loans receivable (2)	2,848	2,842	—	2,201	641
Securities purchased under agreements to resell	12,377	12,377	—	12,362	15
Securities borrowed	3,530	3,529	—	3,529	—

Total	¥22,630	¥22,623	¥3,192	¥18,775	¥656

Liabilities:
Short-term borrowings	¥1,487	¥1,487	¥—	¥1,458	¥29
Deposits received at banks	1,276	1,276	—	1,275	1
Securities sold under agreements to repurchase	16,349	16,349	—	16,349	—
Securities loaned	961	962	—	962	—
Other secured borrowings	718	718	—	718	—
Long-term borrowings	7,776	7,733	2	7,263	468

Total	¥28,567	¥28,525	¥2	¥28,025	¥498

F-5
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
As of March 31, 2019, goodwill allocated to the Wholesale segment was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within
Other assets—Other
in the consolidated balance sheets, was wholly impaired. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy. See Note 10 “
Other assets—Other/Other liabilities
” for further information.
As of March 31, 2020, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.
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
F-
60

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
Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within
Interest expense
and
Revenue—Other
, respectively
Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese
Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within
Revenue—Other
. All other movements in fair value of highly effective hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss).
Concentrations of credit risk for derivatives
The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of
F-
61

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2019 and 2020. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2019
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,332	¥(11,602)	¥(1,507)	¥223

	Billions of yen
	March 31, 2020
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥17,711	¥(15,479)	¥(1,707)	¥525
Derivative activities
The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2019 and 2020 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

		Billions of yen
		March 31, 2019
		Derivative assets	Derivative liabilities
	Total Notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2)(3) :
Equity contracts	¥45,721	¥851	¥920
Interest rate contracts	2,243,179	8,612	8,290
Credit contracts	35,343	533	464
Foreign exchange contracts	310,677	4,912	4,842
Commodity contracts	241	1	1

Total	¥2,635,161	¥14,909	¥14,517

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,002	¥20	¥—
Foreign exchange contracts	146	0	—

Total	¥1,148	¥20	¥—

Total derivatives	¥2,636,309	¥14,929	¥14,517

F-
62

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		March 31, 2020
		Derivative assets	Derivative liabilities
	Total Notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2)(3) :
Equity contracts	¥47,976	¥1,921	¥2,008
Interest rate contracts	2,522,172	13,590	13,214
Credit contracts	36,155	407	457
Foreign exchange contracts	267,313	5,224	5,104
Commodity contracts	601	9	6

Total	¥2,874,217	¥21,151	¥20,789

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,064	¥39	¥0
Foreign exchange contracts	115	—	1

Total	¥1,179	¥39	¥1

Total derivatives	¥2,875,396	¥21,190	¥20,790

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2019 and 2020, the amounts reported include derivatives used for non-trading
purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.
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
F-
63

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC
210-20
“
Balance Sheet—Offsetting
” (“ASC
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
F-6
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets as of March 31, 2019 and 2020 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2019		March 31, 2020
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥636	¥611	¥869	¥875
Exchange-traded	215	309	1,052	1,133
Interest rate contracts
OTC settled bilaterally	7,295	6,946	11,881	11,438
OTC centrally-cleared	1,327	1,341	1,692	1,758
Exchange-traded	10	3	56	18
Credit contracts
OTC settled bilaterally	355	283	278	311
OTC centrally-cleared	176	178	126	132
Exchange-traded	2	3	3	14
Foreign exchange contracts
OTC settled bilaterally	4,912	4,842	5,224	5,105
Commodity contracts
OTC settled bilaterally	—	—	1	1
Exchange-traded	1	1	8	5

Total gross derivative balances (2)	¥14,929	¥14,517	¥21,190	¥20,790
Less: Amounts offset in the consolidated balance sheets (3)	(14,077)	(13,710)	(19,248)	(18,987)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥852	¥807	¥1,942	¥1,803
F-
65

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen		Billions of yen
	March 31, 2019		March 31, 2020
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	¥(115)	¥(86)	¥(182)	¥(125)

Net amount	¥737	¥721	¥1,760	¥1,678

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2019, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was
¥277 billion and ¥374 billion, respectively. As of March 31, 2020, the gross balance of such derivative assets and derivative liabilities was ¥1,013 billion and ¥1,046 billion, respectively.

(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2019, Nomura offset a total of ¥1,259 billion of cash collateral receivables against net derivative liabilities and ¥1,626 billion of cash collateral payables against net derivative assets. As of March 31, 2020, Nomura offset a total of ¥1,679 billion of cash collateral receivables against net derivative liabilities and ¥1,940 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within
Trading assets and private equity investments—Trading assets
and
Trading liabilities
, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC
210-20
and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2019, a total of ¥140 billion of cash collateral receivables and ¥407 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2020, a total of ¥374 billion of cash collateral receivables and ¥540 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.
Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.
F-6
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2018, 2019, 2020 related to derivatives used for trading and non-trading
purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2018	2019	2020
Derivatives used for trading and non-trading purposes (1)(2) :
Equity contracts	¥106	¥(32)	¥93
Interest rate contracts	(257)	104	(192)
Credit contracts	129	(19)	(118)
Foreign exchange contracts	49	(50)	57
Commodity contracts	22	10	(1)

Total	¥49	¥13	¥(161)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for
non-trading
purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2018, 2019 and 2020, these amounts have not been separately presented as net gains (losses) for these non-trading
derivatives were not significant.
Fair value hedges
Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship and the related cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items as of March 31, 2019 and 2020.

Line items in the statement of financial position in which the hedged item is included:	Billions of yen
	Carrying amount of the hedged liabilities		Cumulative gains/(losses) of fair value hedging adjustment included in the carrying amount of the hedged liabilities
	March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2020
Long-term borrowings	¥1,019	¥1,098	¥(13)	¥(36)

Total	¥1,019	¥1,098	¥(13)	¥(36)

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within
Interest expense
and
Revenue-Other
, respectively together with the change in fair value of the hedged items.
F-6
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2018, 2019 and 2020 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2018	2019	2020
Derivatives designated as hedging instruments:
Interest rate contracts	¥(1)	¥6	¥(26)
Foreign exchange contracts	9	—	—

Total	¥8	¥6	¥(26)

	Billions of yen
	Year ended March 31
	2018	2019	2020
Hedged items:
Long-term borrowings	¥1	¥(6)	¥26
Non-trading debt securities	(9)	—	—

Total	¥(8)	¥(6)	¥26

Net investment hedges
Nomura designates foreign currency forwards, etc., as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains (losses) arising from the derivative contracts and non-derivative
financial products designated as hedges, except for the portion excluded from effectiveness assessment, are
 recognized through the consolidated statements of comprehensive income within
Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax
. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.
The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2018, 2019 and 2020.

	Billions of yen
	Year ended March 31
	2018	2019	2020
Hedging instruments:
Foreign exchange contracts	¥(11)	¥7	¥2

Total	¥(11)	¥7	¥2

(1)	The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue—Other
in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2018, 2019 and 2020.
F-6
8

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
The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2020, was ¥750 billion with related collateral pledged of ¥635 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2020, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥3 billion.
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
F-6
9

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
The probability of default
: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.
The recovery value on the underlying asset
: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.
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
The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability (1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(47)	¥9,206	¥2,346	¥3,402	¥2,469	¥989	¥6,555
Credit default indices	(117)	5,735	612	1,644	2,849	630	4,330
Other credit risk related portfolio products	14	231	31	82	115	3	165
Credit-risk related options and swaptions	—	—	—	—	—	—	—

Total	¥(150)	¥15,172	¥2,989	¥5,128	¥5,433	¥1,622	¥11,050

F-
70

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2020
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability (1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥96	¥8,018	¥2,323	¥2,238	¥2,552	¥905	¥5,836
Credit default indices	18	8,064	721	2,455	4,179	709	6,364
Other credit risk related portfolio products	65	357	39	130	175	13	274
Credit-risk related options and swaptions	1	16	—	—	16	—	16

Total	¥180	¥16,455	¥3,083	¥4,823	¥6,922	¥1,627	¥12,490

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.
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

	Billions of yen
	March 31, 2019
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥520	¥915	¥2,537	¥3,411	¥1,439	¥384	¥9,206
Credit default indices	35	72	1,582	2,663	1,068	315	5,735
Other credit risk related portfolio products	—	—	1	139	25	66	231
Credit-risk related options and swaptions	—	—	—	—	—	—	—

Total	¥555	¥987	¥4,120	¥6,213	¥2,532	¥765	¥15,172

	Billions of yen
	March 31, 2020
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥122	¥1,683	¥1,935	¥2,643	¥1,198	¥437	¥8,018
Credit default indices	24	153	2,211	4,027	1,318	331	8,064
Other credit risk related portfolio products	—	—	2	191	73	91	357
Credit-risk related options and swaptions	—	—	—	—	16	—	16

Total	¥146	¥1,836	¥4,148	¥6,861	¥2,605	¥859	¥16,455

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.
F-
71

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
in the consolidated balance sheets.
As of March 31, 2020 there were no outstanding sales with total return swap or in-substance
total return swap transactions accounted for as sales rather than collateralized financing transactions.
4. Revenue from services provided to customers
Revenues by types of service
The following table presents revenue earned by Nomura from providing services to customers by relevant line item in Nomura’s consolidated statement of income for the year ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2019	2020
Commissions	¥293,069	¥308,805
Fees from investment banking	101,521	103,222
Asset management and portfolio service fees	245,519	238,202
Other revenue	54,284	49,901

Total	¥694,393	¥700,130

Commissions
represent revenue principally from trade execution and clearing services provided by both the Retail and Wholesale Divisions.
Fees from investment banking
represent revenues from financial advisory, underwriting and syndication services primarily from Wholesale followed by Retail.
Asset management and portfolio service fees
represent revenues from asset management services primarily from the Asset Management Division followed by Retail.
Other
represents sundry revenues allocated to Other in Nomura’s segmental reporting
.
F-
72

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

F-
73

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

F-
74

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
The underlying contracts entered into by Nomura in order to provide the services described above typically do not have significant financing components within the contracts either provided to or from Nomura. If such components did not exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “
Revenue from Contracts with Customers
” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain rights of return or similar features for the customer.
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
F-
75

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents the balances of customer contract receivables, contract assets and contract liabilities in scope of ASC 606 as of March 31, 2019 and 2020. The amount of contract assets as of March 31, 2019 and 2020 were immaterial.

	Millions of yen
	March 31, 2019	March 31, 2020
Customer contract receivables	¥78,226	¥103,557
Contract liabilities (1)	4,971	3,444

(1)	Contract liabilities primarily rise from investment advisory services and recognized in connection with the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2018 were recognized as revenue for the year ended March 31, 2019. Nomura recognized ¥1,334 million of revenue from performance obligations satisfied in previous periods for the year end ed
 March 31, 2019.
The balance of contract liabilities as of March 31, 2019 were recognized as revenue for the year ended March 31, 2020. Nomura recognized ¥744 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2020.
Transaction price allocated to the remaining performance obligatio ns
As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2019 and 2020.
Nomura retains no significant transactions for which individual estimated contract period exceeds one year. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.
Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs,
” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2019 and 2020 were not significant.
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
F-
76

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
F-
77

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2019 and 2020, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2019
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥32,312	¥4,087	¥34,154	¥1,512
Less: Amounts offset in the consolidated balance sheets (2)	(19,117)	—	(19,117)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥13,195	¥4,087	¥15,037	¥1,512

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(11,445)	(2,580)	(10,443)	(1,198)
Cash collateral	(26)	—	—	—

Net amount	¥1,724	¥1,507	¥4,594	¥314

	Billions of yen
	March 31, 2020
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥32,425	¥3,508	¥36,397	¥1,252
Less: Amounts offset in the consolidated balance sheets (2)	(20,048)	—	(20,048)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥12,377	¥3,508	¥16,349	¥1,252

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(10,507)	(2,381)	(8,980)	(1,067)
Cash collateral	(5)	—	(40)	—

Net amount	¥1,865	¥1,127	¥7,329	¥185

(1)	Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2019, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥749 billion and ¥3,575 billion, respectively. As of March 31, 2019, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,398 billion and ¥209 billion, respectively. As of March 31, 2020, the gross balance of
F-
78

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥627 billion and ¥6,356 billion, respectively. As of March 31, 2020, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥998 billion and ¥138 billion, respectively.

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

Maturity analysis of repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2020. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2020
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥11,004	¥21,505	¥2,570	¥983	¥335	¥36,397
Securities lending transactions	650	144	227	231	0	1,252

Total gross recognized liabilities (2)	¥11,654	¥21,649	¥2,797	¥1,214	¥335	¥37,649

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
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
F-
79

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Securities transferred in repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2020. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2020
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥132	¥1,032	¥1,164
Japanese government, agency and municipal securities	607	—	607
Foreign government, agency and municipal securities	29,378	5	29,383
Bank and corporate debt securities	1,821	178	1,999
Commercial mortgage-backed securities (“CMBS”)	26	—	26
Residential mortgage-backed securities (“RMBS”) (1)	4,162	—	4,162
Collateralized debt obligations (“CDOs”) and other	265	—	265
Investment trust funds and other	6	37	43

Total gross recognized liabilities (2)	¥36,397	¥1,252	¥37,649

(1)	Includes ¥4,021 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations.
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
Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2019 and 2020.

	Billions of yen
	March 31
	2019	2020
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥46,924	¥46,439
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	38,551	38,054
F-
80

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
within
Trading assets
in the consolidated balance sheets.
The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Trading assets:
Equities and convertible securities	¥135,927	¥133,066
Government and government agency securities	984,429	1,183,457
Bank and corporate debt securities	61,547	59,734
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	2,535,244	2,826,613
Collateralized debt obligations (“CDOs”) and other (1)	42,607	12,406
Investment trust funds and other	14,926	6,439

	¥3,774,680	¥4,221,715

Non-trading debt securities	1,031	29
Investments in and advances to affiliated companies	¥501	¥2,760

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
The following table presents the carrying amount of financial and non-financial
assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Loans and receivables	¥42,544	¥55,051
Trading assets and private equity and debt investments	1,589,483	1,393,517
Office buildings, land, equipment and facilities	5,371	5,258
Non-trading debt securities	142,092	149,991
Other	151	77

	¥1,779,641	¥1,603,894

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 11 “
Borrowings
” for further information regarding trading balances of secured borrowings.
F-
81

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
6. Securitizations and Variable Interest Entities:
Securitizations
Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within
Trading assets
in Nomura’s consolidated balance sheets, with the change in fair value reported within
Revenue-Net gain on trading
. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2019 and 2020, Nomura received cash proceeds from SPEs in new securitizations of ¥174 billion and ¥202 billion, respectively, and the associated gain (loss) on sale was not significant. For the years ended March 31, 2019 and 2020, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,308 billion and ¥1,769 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥991 billion and ¥1,245 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,488 billion and ¥4,177 billion as of March 31, 2019 and 2020, respectively. Nomura’s retained interests were ¥138 billion and ¥163 billion as of March 31, 2019 and 2020, respectively. For the years ended March 31, 2019 and 2020, Nomura received cash flows of ¥20 billion and ¥24 billion, respectively, from the SPEs on the retained interests held in the SPEs.
Nomura does not provide financial support to SPEs beyond its contractual obligations as of March 31, 2019 and 2020.
F-
82

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥138	¥—	¥138	¥138	¥0
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	0	0	0	0	0

Total	¥—	¥138	¥0	¥138	¥138	¥0

	Billions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥158	¥—	¥158	¥158	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	5	5	0	5

Total	¥—	¥158	¥5	¥163	¥158	¥5

As of March 31, 2020, predominantly all of the retained interests held by Nomura were valued using observable prices.
The following table presents the type and carrying value of financial assets included within
Trading assets
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2019 and 2020. These transfers are accounted for as secured financing transactions and generally reported within
Long-term borrowings.
The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse
to Nomura.

	Billions of yen
	March 31
	2019	2020
Assets
Trading assets
Loans	¥15	¥45

Liabilities
Long-term borrowings	¥15	¥45

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
F-
83

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
F-
84

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2019 and 2020. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2019	2020
Consolidated VIE assets
Cash and cash equivalents	¥20	¥10
Trading assets
Equities	780	645
Debt securities	426	454
CMBS and RMBS	43	43
Investment trust funds and other	5	0
Derivatives	17	19
Private equity and debt investments	2	11
Office buildings, land, equipment and facilities	55	15
Other	71	24

Total	¥1,419	¥1,221

Consolidated VIE liabilities
Trading liabilities
Derivatives	23	19
Borrowings
Short-term borrowings	151	117
Long-term borrowings	884	830
Other	3	4

Total	¥1,061	¥970

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
The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2019 and 2020. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs
F-
85

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments and financial guarantees.

	Billions of yen
	March 31, 2019
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥29	¥—	¥29
Debt securities	109	—	109
CMBS and RMBS	2,654	—	2,654
Investment trust funds and other	153	—	153
Private equity and debt investments	12	—	12
Loans	593	—	593
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	84

Total	¥3,561	¥—	¥3,645

	Billions of yen
	March 31, 2020
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥35	¥—	¥35
Debt securities	73	—	73
CMBS and RMBS	3,631	—	3,631
Investment trust funds and other	170	—	170
Private equity and debt investments	11	—	11
Loans	835	—	835
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	84

Total	¥4,766	¥—	¥4,850

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
F-
86

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
F-
87

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present a summary of loans receivable reported within
Loans receivable
or
Investments in and advances to affiliated companies
in the consolidated balance sheets as of March 31, 2019, and 2020 by portfolio segment.

	Millions of yen
	March 31, 2019
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivable
Loans at banks	¥565,603	¥—	¥565,603
Short-term secured margin loans	334,389	5,088	339,477
Inter-bank money market loans	1,699	—	1,699
Corporate loans	977,942	659,497	1,637,439

Total loans receivable	¥1,879,633	¥664,585	¥2,544,218

Total	¥1,879,633	¥664,585	¥2,544,218

	Millions of yen
	March 31, 2020
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivable
Loans at banks	¥521,715	¥—	¥521,715
Short-term secured margin loans	296,833	8,905	305,738
Inter-bank money market loans	865	—	865
Corporate loans	1,232,851	796,236	2,029,087

Total loans receivable	¥2,052,264	¥805,141	¥2,857,405

Total	¥2,052,264	¥805,141	¥2,857,405

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases nor sales of loans receivable during the year ended March 31, 2019. During the same period, there were no significant reclassifications of loans receivable to trading assets.
There were no significant purchases nor sales of loans receivable during the year ended March 31, 2020. During the same period, there were no significant reclassifications of loans receivable to trading assets.
Allowance for credit losses
Management establishes an allowance for credit losses against loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for credit losses against loans, which is reported in the consolidated balance sheets within
Allowance for doubtful accounts
, comprises two components:
•	A specific component for loans which have been individually evaluated for impairment; and
•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience.
F-
88

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
As a result of the COVID-19 pandemic, determination of whether certain loans were impaired as of March 31, 2020 was increasingly judgmental when compared to prior years. When applying the factors discussed above to make this determination, additional consideration was given to how the COVID-19 pandemic would affect a borrower’s ability both to pay in the short-term while governments imposed lockdowns and similar restrictions on trading, and in the longer-term once the restrictions were lifted and economies were expected to improve. Various assumptions were made around the length and severity of the impact of the pandemic and the ability and timing of borrowers to recover.
As of April 1, 2020 Nomura will adopt new guidance for determination of allowances for credit losses defined by ASC 326 “
Financial Instruments—Credit Losses
” (“ASC 326”) which requires recognition of allowances for current expected credit losses rather than incurred losses. Specific determination of whether a loan is impaired to trigger recognition of an allowance for credit losses will no longer be required but the same factors will still be used to determine the appropriate allowance as required under the new guidance. See Note 1 “Summary accounting policies—Future accounting developments” in these consolidated financial statements for further guidance on the expected impact of ASC 326 on Nomura.
Loans are
charged-off
when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.
F-
89

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present changes in the total allowance for credit losses for the years ended March 31, 2018, 2019 and 2020. The allowance for credit losses increased as of March 31, 2020 when compared to March 31, 2019 primarily as a result of specific impairments identified in March 2020 as a result of the
COVID-19
pandemic.

	Millions of yen
	Year ended March 31, 2018
	Allowance for credit losses against loans				Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥968	¥—	¥473	¥1,441	¥2,110	¥3,551
Provision for credit losses	172	—	(26)	146	24	170
Charge-offs	0	—	—	0	—	0
Other (1)	—	—	(30)	(30)	(177)	(207)

Ending balance	¥1,140	¥—	¥417	¥1,557	¥1,957	¥3,514

	Millions of yen
	Year ended March 31, 2019
	Allowance for credit losses against loans				Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,140	¥—	¥417	¥1,557	¥1,957	¥3,514
Provision for credit
losses	7	364	434	805	30	835
Charge-offs	(95)	—	(0)	(95)	(102)	(197)
Other (1)	—	6	17	23	(6)	17

Ending balance	¥1,052	¥370	¥868	¥2,290	¥1,879	¥4,169

	Millions of yen
	Year ended March 31, 2020
	Allowance for credit losses against loans				Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,052	¥370	¥868	¥2,290	¥1,879	¥4,169
Provision for credit
losses	512	—	7,125	7,637	1,451	9,088
Charge-offs	—	—	—	—	(162)	(162)
Other (1)	—	(18)	(49)	(67)	(16)	(83)

Ending balance	¥1,564	¥352	¥7,944	¥9,860	¥3,152	¥13,012

(1)	Includes the effect of foreign exchange movements.

F-
90

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2019 and 2020.

	Millions of yen
	March 31, 2019
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥370	¥—	¥868	¥1,238
Evaluated collectively	1,052	—	—	—	1,052

Total allowance for credit losses	¥1,052	¥370	¥—	¥868	¥2,290

Loans by impairment methodology
Evaluated individually	¥2,792	¥166,148	¥1,699	¥976,096	¥1,146,735
Evaluated collectively	562,811	168,241	—	1,846	732,898

Total loans	¥565,603	¥334,389	¥1,699	¥977,942	¥1,879,633

	Millions of yen
	March 31, 2020
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥352	¥—	¥7,944	¥8,296
Evaluated collectively	1,564	—	—	—	1,564

Total allowance for credit losses	¥1,564	¥352	¥—	¥7,944	¥9,860

Loans by impairment methodology
Evaluated individually	¥3,120	¥147,364	¥865	¥1,232,681	¥1,384,030
Evaluated collectively	518,595	149,469	—	170	668,234

Total loans	¥521,715	¥296,833	¥865	¥1,232,851	¥2,052,264

Loan impairment and troubled debt restructurings
In the ordinary course of business, Nomura may choose to modify a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. TDR occurs when Nomura as lender, for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.
Any loan being modified under a TDR will generally already be identified as impaired with an applicable allowance for credit losses recognized. If not (for example if the loan is collectively assessed for impairment with other loans), the modification of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan modification under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.
F-
91

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of March 31, 2020 and since such date, discussions continue with various borrowers to modify the existing contractual terms of certain loans. These modifications where the borrower is deemed to be in financial difficulty and Nomura has, or expects to, grant a financial concession would typically be accounted for as a TDR and the loan classified as impaired. However, consistent with guidance issued by US banking regulators in March 2020 as a result of the COVID-19 pandemic, modifications which meet the above criteria have not been accounted for TDRs nor the loan classified as impaired as of March 31, 2020 provided the borrower was current with payments prior to the COVID-19 pandemic, the nature of the concession is short-term and only permits a payment delay, waiver of fees or extension of repayment terms.
As of March 31, 2019, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.
As of March 31, 2020, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment and the total unpaid principal balance were ¥14,678 million. The related allowance was ¥8,282 million.
The amounts of TDRs which occurred during the years ended March 31, 2019 and 2020 were not significant.
Nonaccrual and past due loans
Loans which are individually evaluated as impaired are also placed on a nonaccrual status. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.
Loans which have been modified, or are in the process of being modified, through modifications which do not meet the definition of a TDR through application of the interagency guidance referred to above have not been placed on a non-accrual status as of March 31, 2020.
As of March 31, 2019, the amount of loans which were placed on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.
As of March 31, 2020, there were ¥14,658
million of loans which were placed on a nonaccrual status, primarily secured and unsecured corporate loans. The amount of loans which were 90 days past due was not significant.
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
The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2019 and 2020.

	Millions of yen
	March 31, 2019
	AAA-BBB	BB-CCC	CC-D	Others (1)	Total
Secured loans at banks	¥149,048	¥127,309	¥—	¥54,545	¥330,902
Unsecured loans at banks	233,201	1,500	—	—	234,701
Short-term secured margin loans	—	—	—	334,389	334,389
Unsecured inter-bank money market loans	1,699	—	—	—	1,699
Secured corporate loans	474,305	439,156	—	4,025	917,486
Unsecured corporate loans	16,467	311	—	43,678	60,456

Total	¥874,720	¥568,276	¥—	¥436,637	¥1,879,633

	Millions of yen
	March 31, 2020
	AAA-BBB	BB-CCC	CC-D	Others (1)	Total
Secured loans at banks	¥167,886	¥169,335	¥—	¥52,392	¥389,613
Unsecured loans at banks	130,649	1,453	—	—	132,102
Short-term secured margin loans	—	—	—	296,833	296,833
Unsecured inter-bank money market loans	865	—	—	—	865
Secured corporate loans	689,801	415,742	—	17,537	1,123,080
Unsecured corporate loans	6,176	18,434	—	85,161	109,771

Total	¥995,377	¥604,964	¥—	¥451,923	¥2,052,264

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
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

Nomura reviews internal ratings at least once a year by using available credit information of borrowers (obligors) including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors, problematic exposures and upon the occurrence of significant regional or global credit events. As a result of the COVID-19 pandemic, the internal ratings of obligors in particular jurisdictions and sectors impacted by the pandemic were reviewed and updated in March and April 2020.
F-
9
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
8. Leases:
Nomura as lessor
Nomura leases office buildings and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within
Other assets-Office buildings, land, equipment and facilities.
The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2019			2020
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥2,771	¥(1,498)	¥1,273	¥354	¥(285)	¥69
Aircraft	55,130	(310)	54,820	16,071	(648)	15,423

Total	¥57,901	¥(1,808)	¥56,093	¥16,425	¥(933)	¥15,492

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.
Nomura recognized lease income of ¥1,377 million, ¥2,292 million and ¥2,732 million for the years ended March 31, 2018, 2019 and 2020, respectively. These are included in the consolidated statements of income within
Revenue—Other
.
The following table presents an analysis of future undiscounted lease payments to be received in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2020. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2020
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥1,308
1 to 2 years	1,308
2 to 3 years	1,270
3 to 4 years	1,243
4 to 5 years	1,243
More than 5 years	7,638

Total	¥14,010

Nomura as lessee
Nomura enters into leases of office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These
F-
9
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
arrangements predominantly consist of operating leases. Separately Nomura subleases certain real estate and equipment through operating lease arrangements. Nomura has adopted ASC 842 “
Leases
” with effect from April 1, 2019. The total carrying value of
r
ight-of-use
(“ROU”) assets recognized in connection with operating leases as of March 31, 2020 was
¥170,782 million.
The total carrying value of ROU asset recognized in connection with finance leases as of March 31, 2020 was not significant. These lease assets are reported within
Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets.
Rental expenses, net of sublease rental income, for the years ended March 31, 2018 and 2019 under noncancellable operating lease agreements were ¥44,202 million and ¥44,564 million, respectively. The amount of capital lease assets as of March 31, 2019 was ¥26,561 million and accumulated depreciations on such capital lease assets as of March 31, 2019 was ¥8,272 million, which were reported within
Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.
The
following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the year ended March 31, 2020. Amounts for finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant to the consolidated statements of income for the year ended March 31, 2020
.

Millions of yen
Year ended March 31, 2020
Lease expense:
Operating lease costs	¥48,475

Other income and expenses:
Gross sublease income (1)	¥5,377

(1)	Gross sublease income represents income from subleases separate from lease payments made by Nomura on the head lease as lessee.
Lease cash flow information
Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.
The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the year ended March 31, 2020
.

Millions of yen
Year ended March 31, 2020
Operating cash flows for operating leases	¥47,212
ROU assets recognized in connection with new operating leases	¥18,026
F-
9
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Maturity analysis of lease liabilities
The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2020 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2020. Finance lease liabilities were not significant as of March 31, 2020. These lease liabilities are reported within
Other liabilities
in the consolidated balance sheets
.

Millions of yen
March 31, 2020
Operating leases
Years of payment
Less than 1 year	¥41,270
1 to 2 years	31,087
2 to 3 years	25,262
3 to 4 years	23,081
4 to 5 years	20,670
More than 5 years	74,546

Total undiscounted lease payments	¥215,916
Less: Impact of discounting	(23,756)

Lease liabilities as reported in the consolidated balance sheets	¥192,160

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of March 31, 2020.

March 31, 2020
Operati ng leases
Weighted-average discount rate used to measure lease liabilities	2.2%
Weighted-average remaining lease term	7.7 years
9. Business combinations:
On April 1, 2020, Nomura acquired 100% of Greentech Capital, LLC (“Greentech”), a leading M&A advisory boutique in sustainable technology and infrastructure in the United States.
The acquisition of Greentech comprises an initial cash payment and additional contingent payments based on future performance of the company. The transaction has been accounted for as a business combination under ASC 805 and consideration for the purchase as used to determine goodwill was
¥
12,389

million which includes the estimated fair value of contingent payments accounted for as contingent consideration on acquisition date. Changes in the fair value of contingent consideration are recognized in the consolidated statements of income until the contingency is resolved. Contingent payments linked to future employment of employees of Greentech are recognized in the consolidated statements of income as compensation expense over the relevant service period and when payment of those amounts becomes probable
.
F-
9
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
10. Other assets—Other / Other liabilities:
The following table presents components of
Other assets—Other
and
Other liabilities
in the consolidated balance sheets as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Other assets—Other:
Securities received as collateral	¥282,656	¥290,269
Goodwill and other intangible assets	19,792	17,783
Deferred tax assets net	15,026	13,431
Investments in equity securities for other than operating purposes (1)	175,015	141,855
Prepaid expenses	14,544	16,262
Other	241,058	347,422

Total	¥748,091	¥827,022

Other liabilities:
Obligation to return securities received as collateral	¥282,656	¥290,269
Accrued income taxes	11,898	16,362
Other accrued expenses and provisions	401,408	396,560
Other (2)	162,905	331,257

Total	¥858,867	¥1,034,448

(1)	Includes marketable and
non-marketable
equity securities held for other than trading or operating purposes. These investments comprise
of listed equity securities and unlisted equity securities of ¥45,712 million and ¥129,303 million respectively, as of March 31, 2019, and ¥32,545 million and ¥109,310 million respectively, as of March 31, 2020. These securities are carried at fair value, with changes in fair value recognized within
Revenue—Other
in the consolidated statements of income.
(2)	As a result of adopting ASU 2016-02 as of April 1, 2019, operating lease liabilities are presented through Other liabilities—Other . See Note 8 “Leases” for further information.
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
Impairment testing of goodwill is inherently subjective and often requires management judgment to determine when to perform an impairment test, whether qualitatively the fair value of a reporting unit exceeds its carrying value and also to estimate the fair value of a reporting unit when a quantitative impairment test is required.
An annual goodwill impairment test was performed in the fourth quarter. Whilst determination of fair value of the reporting unit was more subjective because of the impact of the COVID-19 pandemic, the estimated fair value of the reporting unit exceeded carrying value and therefore no impairment loss was recognized.
F-
9
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents changes in goodwill, which are reported in the consolidated balance sheets within
Other assets—Other
for the years ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31, 2019
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment (2)	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥89,492	¥(11,442)	¥78,050	¥—	¥(81,372)	¥3,322	¥92,814	¥(92,814)	¥—
Other	473	—	473	—	—	1	474	—	474

Total	¥89,965	¥(11,442)	¥78,523	¥—	¥(81,372)	¥3,323	¥93,288	¥(92,814)	¥474

	Millions of yen
	Year ended March 31, 2020
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥92,814	¥(92,814)	¥—	¥—	¥—	¥—	¥92,814	¥(92,814)	¥—
Other	474	—	474	—	—	(2)	472	—	472

Total	¥93,288	¥(92,814)	¥474	¥—	¥—	¥(2)	¥93,286	¥(92,814)	¥472

(1)	Includes currency translation adjustments.
(2)	For the year ended March 31, 2019, Nomura recognized impairment losses on goodwill of ¥81,372 million within the Wholesale segment. Nomura performed an impairment test based on Wholesale performance and changes in the operating environment, and impaired goodwill within the Wholesale segment. As a result, the balance of goodwill within the Wholesale segment as of March 31, 2019 was ¥nil. These impairment losses were recorded within
Non-interest expense—Other
in the consolidated statements of income. The fair values were determined based on a DCF method.
During the fourth quarter, management considered but determined the COVID-19 pandemic did not indicate that certain finite-lived intangible assets were impaired. As a result, a formal impairment test over the relevant asset groups which include these intangible assets was not required.
The following table presents finite-lived intangible assets by type as of March 31, 2019 and 2020.

	Millions of yen
	March 31, 2019			March 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥64,381	¥(54,686)	¥9,695	¥63,331	¥(55,342)	¥7,989
Other	1,050	(280)	770	999	(373)	626

Total	¥65,431	¥(54,966)	¥10,465	¥64,330	¥(55,715)	¥8,615

F
-9
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amortization expenses for the years ended March 31, 2018, 2019 and 2020 were ¥3,324 million, ¥2,504 million and ¥1,662 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2021	¥4,050
2022	3,296
2023	181
2024	177
2025	174
The am
ounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥
8,853
 million and ¥
8,696
 million as of March 31, 2019 and 2020, respectively.
An annual impairment test was performed in the fourth quarter against these intangibles. Whilst determination of fair value of these intangibles was more subjective because of the impact of the COVID-19 pandemic, the estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
11. Borrowings:
The following table presents short-term and long-term borrowings of Nomura as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Short-term borrowings (1) :
Commercial paper	¥313,000	¥525,124
Bank borrowings	77,101	565,130
Other	451,657	396,479

Total	¥841,758	¥1,486,733

Long-term borrowings:
Long-term borrowings from banks and other financial institutions (2)	¥3,109,606	¥2,929,313
Bonds and notes issued (3) :
Fixed-rate obligations:
Japanese yen denominated	925,215	832,589
Non-Japanese yen denominated	1,048,497	1,376,346
Floating-rate obligations:
Japanese yen denominated	848,470	744,275
Non-Japanese yen denominated	265,154	242,612
Index / Equity-linked obligations:
Japanese yen denominated	978,438	899,765
Non-Japanese yen denominated	715,891	696,041

	4,781,665	4,791,628

Subtotal	7,891,271	7,720,941

Trading balances of secured borrowings	24,498	54,724

Total	¥7,915,769	¥7,775,665

(1)	Includes secured borrowings of ¥173,690 million as of March 31, 2019 and ¥170,290 million as of March 31, 2020.

(2)	Includes secured borrowings of ¥65,517 million as of March 31, 2019 and ¥72,543 million as of March 31, 2020.

(3)	Includes secured borrowings of ¥910,224 million as of March 31, 2019 and ¥774,319 million as of March 31, 2020.

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
F-
10
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2019	2020
Debt issued by the Company	¥2,869,376	¥2,873,634
Debt issued by subsidiaries—guaranteed by the Company	2,590,768	2,541,554
Debt issued by subsidiaries—not guaranteed by the Company (1)	2,455,625	2,360,477

Total	¥7,915,769	¥7,775,665

(1)	Includes trading balances of secured borrowings.

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
As of March 31, 2020, fixed-rate long-term borrowings mature between 2020 and 2067 at interest rates ranging from 0.00% to 24.40%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2020 and 2050 at interest rates ranging from 0.00% to 5.00%. Index / Equity-linked obligations mature between 2020 and 2050 at interest rates ranging from 0.00% to 39.90%.
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
Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2019 and 2020.

	March 31
	2019	2020
Short-term borrowings	1.00%	0.72%
Long-term borrowings	1.33%	1.17%
Fixed-rate obligations	1.28%	1.11%
Floating-rate obligations	1.57%	1.37%
Index / Equity-linked obligations	0.86%	0.80%

F-
10
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Maturities of long-term borrowings
The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2020:

Year ending March 31	Millions of yen
2021	¥778,008
2022	560,085
2023	664,173
2024	618,905
2025	1,026,748
2026 and thereafter	4,073,022

Subtotal	7,720,941

Trading balances of secured borrowings	54,724

Total	¥7,775,665

Borrowing facilities
As of March 31, 2019 and 2020, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.
Subordinated borrowings
As of March 31, 2019 and 2020, subordinated borrowings were ¥418,200 million and ¥318,200 million, respectively.
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
F-
10
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2018	2019	2020
Basic—
Net income (loss) attributable to NHI shareholders	¥219,343	¥(100,442)	¥216,998

Weighted average number of shares outstanding	3,474,593,441	3,359,564,840	3,202,369,845

Net income (loss) attributable to NHI shareholders per share	¥63.13	¥(29.90)	¥67.76

Diluted —
Net income (loss) attributable to NHI shareholders	¥219,266	¥(100,525)	¥216,890

Weighted average number of shares outstanding	3,543,602,532	3,359,566,740	3,276,510,404

Net income (loss) attributable to NHI shareholders per share	¥61.88	¥(29.92)	¥66.20

Net income (loss) attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2018, 2019 and 2020 arising from options to purchase common shares issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2018, 2019 and 2020.
Antidilutive stock options and other stock-based compensation plans to purchase or deliver 13,035,600, 104,496,000 and 15,452,900 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2018, 2019 and 2020, respectively.
Subsequent Events
On May
27
, 2020, the Company adopted a resolution to grant Restricted Stock Units (“RSUs”). See Note 14 “
Deferred compensation awards
” for further information.
13. Employee benefit plans:
Nomura provides various pension plans and other post-retirement benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).
Defined benefit pension plans—
The Company and certain subsidiaries in Japan (“Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as
F-
10
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
lump-sum
payments at the time of retirement based on a combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum
payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum
payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum
payment plans were amended and “Cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan accounts, which is computed based on compensation of the participants, adjusted for the changes in market interest rate.
Interest rate applicable to cash balance pension plans is set in April of each fiscal year based on Japanese Yen LIBOR 12 months. The interest rate which was applied to the year ended March 31, 2020 was 0.09033%.
In
April
2020, certain Japanese entities amended their pension plans. Certain defined
 benefit pension plans and unfunded
lump-sum
payment plans were
either closed for additional funding or
abolished. Defined contribution pension plans and cash balance pension plans have replaced them for future contributions
.
Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥12,762 million and ¥13,949 million as of March 31, 2019 and 2020, respectively.
Net periodic benefit cost
The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2018, 2019 and 2020. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2018	2019	2020
Service cost	¥9,565	¥11,270	¥12,079
Interest cost	2,258	2,180	1,766
Expected return on plan assets	(6,066)	(6,068)	(6,038)
Amortization of net actuarial losses	2,979	3,831	5,654
Amortization of prior service cost	(1,061)	(1,059)	(1,137)

Net periodic benefit cost	¥7,675	¥10,154	¥12,324

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 14 years.
F-
10
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Benefit obligations and funded status
The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2019 and 2020.

	Millions of yen
	As of or for the year ended March 31
	2019	2020
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥287,983	¥315,423
Service cost	11,270	12,079
Interest cost	2,180	1,766
Actuarial gain	25,855	(5,642)
Benefits paid	(11,953)	(13,301)
Amendments of pension benefit plans	—	(6,818)
Acquisition, divestitures and other	88	16

Projected benefit obligation at end of year	¥315,423	¥303,523

Change in plan assets:
Fair value of plan assets at beginning of year	¥234,050	¥232,885
Actual return on plan assets	3,574	(2,934)
Employer contributions	4,484	5,584
Benefits paid	(9,223)	(9,791)

Fair value of plan assets at end of year	¥232,885	¥225,744

Funded status at end of year	(82,538)	(77,779)

Amounts recognized in the consolidated balance sheets	¥(82,538)	¥(77,779)

The accumulated benefit obligation (“ABO”) was ¥315,423 million and ¥303,523 million as of March 31, 2019 and 2020, respectively.
In
April
2020, defined contribution pension plans and cash balance pension plans were adopted for future contributions
following the amendments of pension benefit plans. Certain contributory defined
benefit pension plans were closed for additional funding and will be managed within the accumulated funds. Unfunded lump-sum
payment plans were abolished and transferred to cash balance plans with the calculated amount of lump-sum
retirement payment as of the amendment date.
F-
10
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Plans with ABO in excess of plan assets:
PBO	¥82,538	¥77,779
ABO	82,538	77,779
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥82,538	¥77,779
ABO	82,538	77,779
Fair value of plan assets	—	—
The following table presents
pre-tax
amounts of Japanese entities’ plans deferred in
Accumulated other comprehensive income (loss)
that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2020.

Millions of yen
For the year ended March 31, 2020
Net actuarial loss	¥107,098
Net prior service cost	(11,281)

Total	¥95,817

Pre-tax
amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2021
Net actuarial loss	¥5,486
Net prior service cost	(1,601)

Total	¥3,885

Assumptions
The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2019 and 2020.

	March 31
	2019	2020
Discount rate	0.6%	0.6%
Rate of increase in compensation levels	1.6%	0.3%
F-
10
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2018, 2019 and 2020.

	Year ended March 31
	2018	2019	2020
Discount rate	0.9%	0.8%	0.6%
Rate of increase in compensation levels	2.5%	1.7%	1.6%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%
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
For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “
Fair value measurements
”.
F-
10
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2019 and March 31, 2020 within the fair value hierarchy.

	Millions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Balance as of March 31, 2019
Pension plan assets:
Equities	¥21,991	¥—	¥—	¥21,991
Private equity and pooled investments (1)	—	9,145	3,823	12,968
Japanese government securities	25,980	—	—	25,980
Foreign government, agency and municipal securities	—	22	—	22
Bank and corporate debt securities	2,566	2,082	—	4,648
Investment trust funds and other (2)(3)	—	6,070	50,560	56,630
Life insurance company general accounts	—	64,437	—	64,437
Other assets	—	39,748	—	39,748

Total	¥50,537	¥121,504	¥54,383	¥226,424

	Millions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Balance as of March 31, 2020
Pension plan assets:
Equities	¥—	¥—	¥—	¥—
Private equity and pooled investments (1)	—	1,901	23,465	25,366
Japanese government securities	23,464	—	—	23,464
Foreign government, agency and municipal securities	—	—	—	—
Bank and corporate debt securities	—	—	—	—
Investment trust funds and other (2)(3)	—	22,027	41,616	63,643
Life insurance company general accounts	—	66,363	—	66,363
Other assets	—	40,508	—	40,508

Total	¥23,464	¥130,799	¥65,081	¥219,344

(1)	Includes corporate type equity investments.
(2)	Includes mainly debt investment funds. Hedge funds and real estate funds are also included.
(3)	Certain assets that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31,
2019
and March 31,
2020
, the fair values of these assets were ¥6,462 million and ¥6,401 million, respectively.
The fair value of plan assets of
non-Japanese
entities’ plans as of March 31, 2019 was ¥3,711 million, ¥167 million and ¥38,991 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese
entities’ plans as of March 31, 2020 was ¥1,766 million, ¥1,522 million and ¥37,703 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.
F-
10
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
See Note 2 “
Fair value measurements
” for further information regarding how Nomura estimates fair value for specific types of financial instruments.
The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2019
	Balance as of April 1, 2018	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2019
Private equity and pooled investments	¥3,639	¥(349)	¥533	¥3,823
Investment trust funds and other	48,088	937	1,535	50,560

Total	¥51,727	¥588	¥2,068	¥54,383

	Millions of yen
	Year ended March 31, 2020
	Balance as of April 1, 2019	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2020
Private equity and pooled investments	¥3,823	¥(4,403)	¥24,045	¥23,465
Investment trust funds and other	50,560	(3,262)	(5,682)	41,616

Total	¥54,383	¥(7,665)	¥18,363	¥65,081

The fair value of Level 3 plan assets of
non-Japanese
entities’ plans, mainly consisting of annuities, was ¥38,991 million and ¥37,703 million as of March 31, 2019 and 2020, respectively. The amount of unrealized profit (loss) of Level 3 assets was ¥4,358 million and ¥2,509 million as of March 31, 2019 and 2020, respectively. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2019 and 2020 were not significant.
Cash Flows
Following the amendments of pension benefit plans in Japanese entities, certain contributory funded benefit pension plans were closed for additional funding and will be managed within the accumulated funds.
The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2021	¥13,167
2022	12,231
2023	12,733
2024	13,276
2025	14,049
2026-2030	63,956
F-
1
1
0

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Defined contribution pension plans—
In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese
subsidiaries have defined contribution pension plans.
Nomura contributed ¥3,627 million, ¥3,614 million and ¥3,585 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2018, 2019 and 2020, respectively.
The contributions to overseas defined contribution pension plans were ¥9,265 million, ¥9,293 million and ¥8,497 million for the years ended March 31, 2018, 2019 and 2020, respectively.
Health care benefits—
The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all
basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥8,082 million, ¥9,828 million and ¥9,308 million for the years ended March 31, 2018, 2019 and 2020, respectively.
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
Certain deferred compensation awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination of employment if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.
Unless indicated below, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material restatements of financial statements, material conduct issues, material damage to Nomura’s business or reputation, material downturns in the performance of the Nomura group and/or a material failure of risk management.
F-
111

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
RSU awards
The Company introduced RSU awards in the fiscal year ended March 31, 2018, and granted the first RSU awards in May 2018. For each RSU award, one common stock of the Company is delivered. The awards generally have a graded vesting period over three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.
The grant date fair value per award is determined using the price of the Company’s common stock.
The following table presents activity relating to RSU awards for the year ended March 31, 2020.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2019	48,518,200	¥530	1.3
Granted	33,786,200	365
Forfeited	(3,734,800)	441
Delivered	(15,230,000)	530

Outstanding as of March 31, 2020	63,339,600	¥447	1.0

The weighted-average grant date fair value per award for the year ended March 31, 2019 and 2020 was ¥530 and ¥365, respectively.
There were no vested RSU awards nor delivered shares during the year ended March 31, 2019.
The total intrinsic value of RSU awards vested
during the year ended March 31, 2020
was ¥6,613 million. The total of 9,926,385 shares was delivered during the year ended March 31, 2020 and its intrinsic value was ¥ 6,231 million. The aggregate intrinsic value of RSU awards outstanding as of March 31, 2020 was ¥28,997 million.
As of March 31, 2020, total unrecognized compensation cost relating to RSU awards was ¥3,681 million which is expected to be recognized over a weighted average period of 1.6 years.
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
F-
112

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
•	Expected risk-free interest rate based on Japanese Yen swap rate with a maturity equal to the expected lives of the options.
The weighted-average grant date fair value of SAR Plan A awards granted during the years ended March 31, 2018 and 2019 was ¥110 and ¥79 per share, respectively. There was no SAR Plan A award granted during the year ended March 31, 2020. The weighted-average assumptions used in each of these years were as follows.

	Year ended March 31
	2018	2019	2020
Expected volatility	35.30%	33.30%	—%
Expected dividends yield	3.07%	3.67%	—%
Expected lives (in years)	4.5	4.5	—
Risk-free interest rate	0.10%	0.10%	—%
The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2020.

	Outstanding (number of Nomura shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2019	16,539,300	¥679	3.9
Granted	—	—
Exercised	(900,800)	298
Forfeited	(89,900)	630
Expired	(95,700)	298

Outstanding as of March 31, 2020	15,452,900	¥704	3.1

Exercisable as of March 31, 2020	12,945,000	¥729	2.6

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2018, 2019 and 2020 was ¥450 million, ¥241 million and ¥139 million, respectively.
The aggregate intrinsic value of SAR Plan A awards outstanding and exercisable as of March 31, 2020 was both ¥nil, respectively.
As of March 31, 2020, total unrecognized compensation cost relating to SAR Plan A awards was ¥62 million which is expected to be recognized over a weighted average period of 0.6 years. The total fair value of SAR Plan A awards which vested during the years ended March 31, 2018, 2019 and 2020 was ¥nil, respectively.
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
F-
11
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2020. No new SAR Plan B awards have been granted since April 1, 2018.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2019	39,392,900	¥508	4.1
Granted	—	—
Exercised	(16,340,900)	497
Forfeited	(399,900)	531
Expired	(313,200)	425

Outstanding as of March 31, 2020	22,338,900	¥517	3.4

Exercisable as of March 31, 2020	16,186,800	¥512	2.5

The weighted-average grant date fair value per share for the years ended March 31, 2018 was ¥588. No SAR Plan B award was granted for the year ended March 31, 2019 and 2020.
The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2018, 2019 and 2020 was ¥21,740 million, ¥8,896 million and ¥7,640 million, respectively.
The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2020 was ¥10,204 million and ¥7,394 million, respectively.
As of March 31, 2020, total unrecognized compensation cost relating to SAR Plan B awards was ¥30 million which is expected to be recognized over a weighted average period of 1.7 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2018, 2019 and 2020 was ¥17,539 million, ¥10,757 million and ¥4,309 million, respectively.
Total compensation expense recognized within
Non-interest expenses—Compensation and benefits
in the consolidated statements of income relating to RSU, SAR Plan A, and SAR Plan B awards for the years ended March 31, 2018, 2019 and 2020 was ¥9,650 million, ¥21,814 million and ¥12,694 million, respectively.
Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2020 was ¥285 million and the tax benefit realized from exercise of these awards was ¥785 million.
Total related tax benefits recognized in the consolidated statements of income relating to
RSU,
SAR Plan A
and
SAR Plan B awards for the years ended March 31, 2018, 2019 and 2020 were ¥566 million, ¥90 million and ¥13 million, respectively. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 12
“Earnings per share”
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
F-
11
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The fair value of NSU and CSU awards are determined using the price of the Company’s common stock.
The following table presents activity related to NSU and CSU awards for the year ended March 31, 2020. No new CSU awards have been granted since April 1, 2018.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2019	31,036,558	¥389		8,760,439	¥603
Granted	13,203,853	405	(1)	—	—
Vested	(22,762,553)	438	(2)	(5,728,731)	601	(2)
Forfeited	(379,029)			(230,052)

Outstanding as of March 31, 2020	21,098,829	¥445	(3)	2,801,656	¥611	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2020.
Total compensation expense recognized within
Non-interest expenses—Compensation and benefits
in the consolidated statements of income relating to NSU and CSU awards for the years ended March 31, 2018, 2019 and 2020 was ¥24,286 million, ¥5,077 million and ¥4,639 million, respectively.
Total unrecognized compensation cost relating to NSU awards, based on the fair value of these awards as of March 31, 2020, was ¥613 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years. The total fair value of NSU awards which vested during the years ended March 31, 2018, 2019 and 2020 was ¥17,103 million, ¥11,481 million and ¥9,980 million, respectively.
Total unrecognized compensation cost relating to CSU awards, based on the fair value of these awards as of March 31, 2020, was ¥37 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 2.0 years. The total fair value of CSU awards which vested during the years ended March 31, 2018, 2019 and 2020 was ¥11,871 million, ¥6,282 million and ¥3,445 million, respectively.
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
F-
11
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents activity relating to NIU awards for the year ended March 31, 2020. No new NIU awards have been granted since April 1, 2018.

	Outstanding (number of units)	Index price (1)
Outstanding as of March 31, 2019	5,165,744	$6,043
Granted	—	—
Vested	(4,127,154)	6,233	(2)
Forfeited	(198,636)

Outstanding as of March 31, 2020	839,954	$5,339	(3)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(3)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2020.
Total compensation expense recognized within
Non-interest expenses—Compensation and benefits
in the consolidated statements of income relating to NIU awards for the year ended March 31, 2018, 2019 and 2020 was ¥8,697 million, ¥1,731 million and ¥237 million, respectively.
Total unrecognized compensation cost relating to NIU awards, based on the fair value of these awards as of March 31, 2020, was ¥10 million which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 2.0 years. The total fair value of NIU awards which vested during the years ended March 31, 2018, 2019 and 2020 was ¥7,669 million, ¥5,091 million and ¥2,795 million, respectively.
Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSU, CSU and NIU awards for the years ended March 31, 2018, 2019 and 2020 were ¥779 million, ¥220 million and ¥168 million, respectively.
Subsequent events
On May 27, 2020, the Company passed a resolution to grant RSU awards to certain senior management and employees.
T
otal of 78,054,800 RSU awards have been granted which generally have a graded vesting period from one to three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.
In June
2020
, Nomura also granted NSU awards to senior management and employees in countries where RSU awards are less favorably treated from tax or other perspectives. These NSU awards have a total grant date fair value of ¥6 billion and vesting periods of up to seven years.
15. Restructuring initiatives:
Nomura continues to experience a major structural shift such as a breakdown of the traditional investment banking business model, advances in digitization, and demographic shifts due to the shrinking population and aging society in Japan. To respond to the changing environment created by these shifts, Nomura implemented various restructuring initiatives during the year ended March 31, 2019 to swiftly reengineer its business platforms and change its business approach in order to achieve sustainable growth in any business environment. In particular, Nomura has restructured its management reporting framework to eliminate the concept of regions to
F-
11
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
minimize duplication between businesses and region, reduce the number of corporate functions, downscale unprofitable and low growth businesses and reduce its activities in EMEA. During the year ended March 31, 2020, this restructuring initiative is almost completed.
As a result of these initiatives, Nomura recognized ¥10,348 million of severance costs reported within
Non-interest expenses—Compensation and benefits
in the consolidated statements of income during the year ended March 31, 2019 and within Nomura’s Wholesale and Other segments. As of March 31, 2019, these costs were reported as liabilities within
Other liabilities
in the consolidated statements of financial position. Liabilities relating to these restructuring costs (including currency translation adjustments) were ¥507 million as of March 31, 2020 and ¥9,305 million were settled during the year ended March
 31
, 2020.
Nomura also recognized ¥4,390 million of branch consolidation costs reported within
Non-interest expenses—Occupancy and related depreciation
in the consolidated statements of income during the year ended March 31, 2020 and within Nomura’s Retail and Other segments. As of March 31, 2020, ¥813 million were reported as liabilities within
Other liabilities.
16. Income taxes:
The following table presents components of
Income tax expense
reported in the consolidated statements of income for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2018	2019	2020
Current:
Domestic	¥35,018	¥26,725	¥42,099
Foreign	8,589	8,720	10,706

Subtotal	43,607	35,445	52,805

Deferred:
Domestic	64,340	28,183	(23,512)
Foreign	(4,081)	(6,618)	(399)

Subtotal	60,259	21,565	(23,911)

Total	¥103,866	¥57,010	¥28,894

The income tax benefit recognized from operating losses for the years ended March 31, 2018, 2019 and 2020 was ¥4,653 million, ¥246 million and ¥1,195 million, respectively, which is included within deferred income tax expense above.
The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax.
The
effective statutory tax rate applicable to Nomura in Japan
was
approximately 31%
 as of March 31, 2018, March 31, 2019 and March 31, 2020.
On March 27, 2020, the “Act to partially revise the Income Tax Act and Others ”(Act No.8 of 2020) was enacted, effective for fiscal years beginning on or after April 1, 2022. As a result of the Act, the existing Consolidated Taxation system in Japan will be replaced with the Group Tax Sharing system. The Company does not expect any significant impact on its net deferred tax liabilities on adoption of the Act.
F-
11
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2018, 2019 and 2020. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of
Income (loss) before income taxes
. For the years ended March 31, 2018 and 2020, where Nomura recognized
Income before income taxes
for the years, reconciling items which increase
Income tax expense
and therefore increase Nomura’s effective tax rate are shown as positive amounts. Conversely, reconciling items which reduce
Income tax expense
and reduce Nomura’s effective tax rate are shown as negative amounts. For the year ended March 31, 2019, Nomura recognized
Loss before income taxes
and consequently, reconciling items shown in the table which increase
Income tax expense
are presented as negative amounts and reconciling items which reduce
Income tax expense
are presented as positive amounts.

	Year ended March 31
	2018	2019	2020
Nomura’s effective statutory tax rate	31.0%	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances	(22.8)	(58.3)	(0.3)
Additional taxable income	0.1	(2.9)	0.6
Non-deductible expenses (1)	1.9	(110.3)	2.9
Non-taxable income (2)	(3.6)	16.8	(23.5)
Dividends from foreign subsidiaries	0.0	0.0	0.1
Tax effect of undistributed earnings of foreign subsidiaries	0.0	(2.8)	0.2
Different tax rate applicable to income (loss) of foreign subsidiaries	0.8	(19.8)	(0.9)
Effect of changes in foreign tax laws	23.5	0.5	(0.9)
Effect of changes in domestic tax laws	—	—	—
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	1.7	5.4	(0.1)
Other	(0.9)	(10.8)	2.5

Effective tax rate	31.7%	(151.2)%	11.6%

(1)
Non-deductible expenses
during the year ended March 31, 2019 included approximately ¥21 billion relating to goodwill impairment losses (which increased Nomura’s effective tax rate by 56.3%) and approximately ¥13 billion relating to litigation provisions and settlements (which increased Nomura’s effective tax rate by 34.0%).
F-
11
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(2)
Non-taxable income
during the year ended March 31, 2020 includes approximately
¥53
billion of the tax effect from non-taxable dividend income from affiliated Nomura companies, including deemed dividend, (which decreased Nomura’s effective tax rate by
21.2%
)
.
The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2019 and 2020, before offsetting of amounts which relate to the same tax-paying
component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2019	2020
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥20,008	¥19,932
Investments in subsidiaries and affiliates	25,243	1,209
Valuation of financial instruments	71,806	77,054
Accrued pension and severance costs	29,711	24,356
Other accrued expenses and provisions	44,803	51,566
Operating losses	369,286	308,504
Lease liabilities	—	47,680
Other	9,213	9,394

Gross deferred tax assets	570,070	539,695
Less — Valuation allowances	(444,916)	(388,411)

Total deferred tax assets	125,154	151,284

Deferred tax liabilities
Investments in subsidiaries and affiliates	133,936	89,630
Valuation of financial instruments	41,770	52,780
Undistributed earnings of foreign subsidiaries	2,039	2,423
Valuation of fixed assets	10,109	9,497
Right-of-use assets	—	47,438
Other	6,843	2,992

Total deferred tax liabilities	194,697	204,760

Net deferred tax assets (liabilities)	¥(69,543)	¥(53,476)

After offsetting deferred tax assets and liabilities which

relate to the same
tax-paying
component within a particular tax jurisdiction, net deferred tax assets reported within
Other assets—Other
in the consolidated balance sheets were ¥15,026 million and ¥13,431 million as of March 31, 2019 and 2020, respectively and net deferred tax liabilities reported within
Other liabilities
in the consolidated balance sheets were ¥84,569 million and ¥66,907 million as of March 31, 2019 and 2020, respectively.
As of March 31, 2020, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥19,171 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.
F-
11
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents changes in total valuation allowances established against deferred tax assets for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2018		2019		2020
Balance at beginning of year	¥519,492		¥422,280		¥444,916
Net change during the year	(97,212	) (1)	22,636	(2)	(56,505	) (3)

Balance at end of year	¥422,280		¥444,916		¥388,411

(1)	Primarily includes a reduction of ¥80,459 million of valuation allowances of certain foreign subsidiaries mainly due to changes in tax laws in the U.S., an increase of ¥17,340 million related to Japanese subsidiaries and the Company because of an increase in valuation allowances related to operating loss carryforwards, and a reduction of ¥34,093 million of valuation allowances related to Japanese subsidiaries and the Company as a result of changes in the expected realization of deferred tax assets. In total, ¥97,212 million of allowances decreased for the year ended March 31, 2018.
(2)	Primarily includes an increase of ¥11,843 million of valuation allowances of certain foreign subsidiaries mainly due to an increase in valuation allowances related to operating loss carryforwards, partially offset by a decrease of valuation allowances related to accrued expenses and provisions, an increase of ¥6,265 million related to Japanese subsidiaries and the Company because of an increase in valuation allowances related to operating loss carryforwards recognized in the current year, an increase of ¥14,976 million of valuation allowances related to Japanese subsidiaries and the Company as a result of changes in the expected realization of deferred tax assets, and a reduction of ¥10,448 million of valuation allowances related to expiration of operating loss carryforwards. In total, ¥22,636 million of allowances increased for the year ended March 31, 2019.
(3)	Primarily includes a reduction of ¥59,330 million of valuation allowances of certain foreign subsidiaries mainly by expiration
of loss carryforwards, an increase of ¥11,462 million of valuation allowances mainly due to a decrease of Valuation of financial instruments,
and
a
r
eduction of ¥8,637
million
related to Japanese subsidiaries and the Company mainly by utilization of loss carryforwards. In total, ¥56,505 million of allowances decreased for the year ended March 31, 2020.
As of March 31, 2020, total operating loss carryforwards were ¥1,770,629 million, which included ¥511,293 million relating to the Company and domestic subsidiaries, ¥548,544 million relating to foreign subsidiaries in the United Kingdom, ¥416,254 million relating to foreign subsidiaries in the United States, ¥225,108 million relating to foreign subsidiaries in Hong Kong, and ¥69,430 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥901,463 million can be carried forward indefinitely, ¥728,859 million expires by March 31, 2029 and ¥140,307 million expires in later fiscal years.
In determining the amount of valuation allowances to be established as of March 31, 2020, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.
While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2018, 2019 and 2020. In
F-
1
20

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.
The determination of whether deferred tax assets will be realized, and therefore whether a valuation allowance is required, is inherently subjective and often requires management judgment around the future profitability of Nomura entities, an interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities, and the appropriate weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction. Although estimating future taxable income was increasingly subjective due to uncertainty in future profitability of Nomura as a result of the COVID-19 pandemic, it did not result in a significant impact on the determination of realization of deferred tax assets as of March 31, 2020.
The total amount of unrecognized tax benefits was not significant as of March 31, 2018, 2019 and 2020. There were also no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2018, 2019 and 2020. Nomura is under continuous examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2020. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.
Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.
The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2020. Under Hong Kong Special Administrative Region tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2015	(1)
United Kingdom	2016
United States	2017

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2014 .
F-
121

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
17. Other comprehensive income (loss):
The following tables present changes in
Accumulated other comprehensive income (loss)
for the years ended March 31, 2019 and 2020.

	Millions of yen
	For the year ended March 31, 2019
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments (1)	¥(15,596)	¥28,248	¥5,181	¥33,429	¥17,833
Pension liability adjustment (2)	(47,837)	(25,182)	1,912	(23,270)	(71,107)
Own credit adjustments	4,077	20,944	(797)	20,147	24,224

Total	¥(59,356)	¥24,010	¥6,296	¥30,306	¥(29,050)

(1)	Change in cumulative translation adjustments, net of tax in other comprehensive income (loss) for the year ended March 31, 2019 includes reclassification adjustment of ¥6,956 million for loss due to substantially complete liquidation of an investment in a foreign entity. The adjustment is recognized in
Non-interest expenses-Other
.

(2)	See Note 13 “ Employee benefit plans ” for further information.

	Millions of yen
	For the year ended March 31, 2020
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥17,833	¥(44,730)	¥623	¥(44,107)	¥(26,274)
Pension liability adjustment (1)	(71,107)	4,528	4,008	8,536	(62,571)
Own credit adjustments	24,224	39,517	(1,001)	38,516	62,740

Total	¥(29,050)	¥(685)	¥3,630	¥2,945	¥(26,105)

(1)	See Note 13 “ Employee benefit plans ” for further information.
F-
122

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present significant reclassifications out of
Accumulated other comprehensive income (loss)
for the years ended March 31, 2019 and 2020.

	Millions of yen
	For the year ended March 31
	2019	2020	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥(5,181)	¥(886)	Revenue — Other / Non-interest expenses — Other
	—	263	Income tax expense

	(5,181)	(623)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(5,181)	¥(623)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2019	2020	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(2,771)	¥(5,792)	Non-interest expenses — Compensation and benefits / Revenue—Other
	859	1,784	Income tax expense

	(1,912)	(4,008)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(1,912)	¥(4,008)	Net income (loss) attributable to NHI shareholders

F-
12
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31
	2019	2020	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Own credit adjustments:
	¥804	¥1,132	Revenue — Net gain on trading
	(7)	(131)	Income tax expense

	797	1,001	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥797	¥1,001	Net income (loss) attributable to NHI shareholders

18. Shareholders’ equity:
The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2018, 2019 and 2020.

	Number of Shares
	Year ended March 31
	2018	2019	2020
Common stock outstanding at beginning of year	3,528,429,451	3,392,937,486	3,310,800,799
Decrease of common stock by cancellation of treasury stock	(179,000,000)	(150,000,000)	—
Common stock held in treasury:
Repurchases of common stock	(170,027,391)	(100,020,867)	(299,381,781)
Sales of common stock	201	180	390
Common stock issued to employees	34,115,500	17,894,000	27,168,085
Cancellation of treasury stock	179,000,000	150,000,000	—
Other net change in treasury stock	419,725	(10,000)	—

Common stock outstanding at end of year	3,392,937,486	3,310,800,799	3,038,587,493

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in
capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2018, 2019 and 2020, the amounts available for distributions were ¥1,311,894 million, ¥1,209,861 million and ¥1,297,560 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.
F-
12
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Dividends on the Company’s common stock per share were ¥20.0 for the year ended March 31, 2018, ¥6.0 for the year ended March 31, 2019 and ¥20.0 for the year ended March 31, 2020.
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
On October 30, 2017, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article
459-1
of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 70,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥50,000 million and (c) the share buyback will run from November 15, 2017 to March 30, 2018. Under this repurchase program, the Company repurchased 70,000,000 shares of common stock at a cost of ¥
46,729
 million.
On April 26, 2018, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article
459-1
of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥70,000 million and (c) the share buyback will run from May 16, 2018 to March 29, 2019. Under this repurchase program, the Company repurchased 100,000,000 shares of common stock at a cost of ¥51,703 million.
On June 18, 2019, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article
459-1
of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 300,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥150,000 million and (c) the share buyback will run from June 19, 2019 to March 31, 2020. Under this repurchase program, the Company repurchased 299,362,300 shares of common stock at a cost of ¥150,000 million.
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

F-12
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2019 and March 31, 2020, the Company was in compliance with common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2020 was 7.51% for the common equity Tier 1 capital ratio, 9.01% for the Tier 1 capital ratio and 11.01% for the consolidated capital adequacy ratio.
Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2019 and 2020, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2019 and 2020, the capital adequacy ratio of NFPS also exceeded 120
%.
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
As of March 31, 2019 and 2020, the total amount of segregated client cash recognized as an asset in
Deposits with stock exchanges and other segregated cash
in the consolidated balance sheets was ¥145,325 million and ¥112,245 million, respectively. As of March 31, 2019 and 2020, the total amount of segregated securities recognized as assets in
Trading assets
and
Collateralized agreements
in the consolidated balance sheets was ¥693,192 million and ¥901,180 million, respectively.
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
F-
12
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule
15c3-1(a).
As of March 31, 2019 and 2020, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.
In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis and Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany, is regulated by the German regulator (“BaFin”). As of March 31, 2019 and 2020, NEHS, NIP, NBI and NFPE were in compliance with relevant regulatory capital related requirements.
In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. NIHK and NSL have been compliant with relevant regulatory capital related requirements.
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
F-
12
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Nomura has tendered to the self-tender offer made by NRI. Upon the settlement on August 21, 2019, Nomura has sold 101,889,300 ordinary shares it held at ¥159,966 million to NRI. NRI remains an equity method affiliate of NHI. As a result of the transaction, a gain of ¥73,293 million was recognized in earnings within
Revenue—Other
during the year ending March 31, 2020.
As of March 31, 2020, Nomura’s ownership of NRI was 28.8% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥61,310 million.
NREH
NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.
As of March 31, 2020,
Nomura
’s ownership of NREH was
35.9
% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥
11,012
 million.

As a result of significant declines in global equity markets during the fourth quarter due to the COVID-19 pandemic, we assessed and concluded no other-than-temporary impairment losses were required to be recognized.
Summary financial information—
The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2019 and 2020, and for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Total assets	¥2,535,825	¥2,559,985
Total liabilities	1,538,231	1,669,132

	Millions of yen
	Year ended March 31
	2018 (1)	2019	2020
Net revenues	¥949,055	¥963,824	¥1,017,860
Non-interest expenses	768,419	794,264	791,403
Net income attributable to the companies	122,623	122,440	155,567

(1)	For JAFCO, financial information while it was an affiliated company of Nomura is included.

F-
12
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2019 and 2020, and for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Investments in affiliated companies	¥436,220	¥367,641
Other receivables from affiliated companies (1)	1,425	25,074
Other payables to affiliated companies (1)	2,998	27,648

(1)	As a result of adopting ASU 2016-02 as of April 1, 2019, ROU assets and operating lease liabilities are included by ¥23,733mil respectively.

	Millions of yen
	Year ended March 31
	2018	2019	2020
Revenues	¥1,677	¥1,986	¥3,833
Non-interest expenses	46,632	44,073	46,335
Purchase of software, securities and tangible assets	26,830	13,515	17,716

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Carrying amount	¥423,885	¥357,751
Fair value	600,132	511,667
The following table presents equity in earnings of equity-method investees, including those above and dividends from equity-method investees for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2018	2019	2020
Equity in earnings of equity-method investees (1)	¥34,516	¥32,014	¥32,109
Dividends from equity-method investees	13,290	12,971	11,767

(1)	Equity in earnings of equity-method investees is reported within Revenue-Other in the consolidated statements of income.

F-
12
9

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
The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2019 and 2020.

	Millions of yen
	March 31, 2019	March 31, 2020
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,593,439	¥1,288,774
Other commitments to extend credit	1,100,929	958,659

Total	¥2,694,368	¥2,247,433

Commitments to invest	¥14,413	¥15,278

As of March 31, 2020, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,288,774	¥1,288,774	¥—	¥—	¥—
Other commitments to extend credit	958,659	110,312	139,295	167,322	541,730

Total	¥2,247,433	¥1,399,086	¥139,295	¥167,322	¥541,730

Commitments to invest	¥15,278	¥491	¥4	¥5,628	¥9,155

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
F-
1
30

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Other commitments
Purchase obligations for goods or
services
that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥69,003 million as of March 31, 2019 and

¥
126,949

million as of March 31, 2020.
As of March 31, 2020, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥126,949	¥20,523	¥24,206	¥11,514	¥8,280	¥112	¥62,314

Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment partnership. See Note 23 “
Significant subsequent events
” for further information.
Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,071 billion for resale agreements and ¥719 billion for repurchase agreements as of March 31, 2019 and ¥1,969 billion for resale agreements and ¥677 billion for repurchase agreements as of March 31, 2020.
In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥441 billion and ¥928 billion as of March 31, 2019 and 2020, respectively.
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
and claim on a
case-by-case
basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “
Contingencies
” (“ASC 450”), the
F-
1
31

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 30, 2020, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥53 billion.
While the COVID-19 pandemic has delayed the potential resolution of certain actions and proceedings, it has not had a direct significant impact on the amount of liabilities recognized in respect of these matters as of June 30, 2020 nor the total aggregate reasonably possible maximum loss disclosed above.
For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.
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
Similar claims have been made by the tax authorities against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Court judgment in June 2019 confirmed that tax credit refunds of approximately EUR 38 million, plus interest, were payable by IBJN to the Italian tax authorities. NIP continues to assess the position.
In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately
 $
35
 million.
In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc., Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. The action alleged that FHLB-Boston purchased RMBS certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. On December 16, 2019, the parties settled the matter for $34 million and the action has been dismissed.
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
F-
1
3
3

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

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.
On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). As of the date of these consolidated financial statements, NIP continues to analyze the contents of the written reasoning to determine all of its options, including any appeal. The penalties will not be enforceable until all appeals have been concluded.
In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.
In July 2013, a claim was issued against former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million.
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
Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market
F-
13
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees do not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP is vicariously liable to pay the fines imposed on its former employees. NIP has paid the fines and appealed the decision to the Milan Court of Appeal.
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
Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other third parties in respect of government, supranational, sub-sovereign
and agency debt securities trading. These investigations relate to various matters including certain activities of NIP in Europe for which NIP and the Company have received a Statement of Objections from the European Commission (“Commission”) which reflects the Commission’s initial views around certain historical conduct. NIP and NSI were also named as defendants in class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign
and agency bonds. NIP and NSI are also defendants in a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law. Additionally, NIP and NSI have been served with a separate class action complaint filed in the United States Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for European government bonds.
In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages and interest.
F-
13
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleges that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and seeks reimbursement of those payments.

The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice investigated past activities of several former employees of NSI in respect of commercial and residential mortgage-backed securities transactions. NSI entered into settlements with the SEC on July 15, 2019, concerning its supervision of certain former employees. Pursuant to the settlements, NSI paid penalties of $1.5 million to the SEC and deposited $25 million in a segregated account which will be used to reimburse certain customers in connection with the related cases.
In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders. It is not yet possible to reasonably estimate the potential losses which may arise from any administrative sanction imposed on a Nomura Group entity.
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
F-
13
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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

Administrative action by Financial Services Agency of Japan
On May 28, 2019, Nomura Securities Co., Ltd. (“NSC”) received an administrative action (a business improvement order) from Financial Services Agency of Japan (“FSA”) in accordance with Article 51 of the Financial Instruments and Exchange Act of Japan (“FIEA”) due to NSC’s improper communication of information. On the same day, for the same reason, the Company also received an administrative action (a business improvement order) from FSA in accordance with Article
57-19
(1) of the FIEA. Because of such administrative action, NSC has lost some of business opportunities. On June 3, 2019, the Company and NSC submitted reports on their business improvement measures to FSA and the reports were accepted by FSA. However, there is a possibility that Nomura will continue to lose business opportunities due to the damage to our reputation and other causes, and the Company’s financial condition and business performance may be affected onward. However, it is difficult for the Company to reasonably estimate the financial impact at this moment.
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

	Millions of yen
	March 31
	2019		2020
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts (1)(2)	¥4,315,743	¥281,605,308	¥7,197,647	¥279,734,884
Standby letters of credit and other guarantees (3)	80	5,764	—	2,351

(1)	Credit derivatives are disclosed in Note 3 “ Derivative instruments and hedging activities ” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	The amounts of collaterals held in connection with standby letters of credit and other guarantees as of March 31, 2019 and March 31, 2020 was ¥2,481 million and ¥nil, respectively.
The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2020.

	Millions of yen
	Carrying value	Maximum potential payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥7,197,647	¥279,734,884	¥71,355,150	¥77,870,884	¥35,538,204	¥94,970,646
Standby letters of credit and other guarantees	—	2,351	10	1,184	1,156	1
22. Segment and geographic information:
Operating segments—
Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. The operating results of the Merchant Banking division are included in “
Other
.
”
The accounting policies for segment information follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in
Income (loss) before income taxes
, but excluded from segment information.
Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “
Other
,” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.
Business segments’ results are shown in the following tables.
Net interest revenue
is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’
F-
13
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2018
Non-interest revenue	¥406,295	¥118,545	¥587,474	¥272,271	¥1,384,585
Net interest revenue	6,613	8,792	127,859	(32,778)	110,486

Net revenue	412,908	127,337	715,333	239,493	1,495,071
Non-interest expenses	309,771	61,167	614,745	183,128	1,168,811

Income before income taxes	¥103,137	¥66,170	¥100,588	¥56,365	¥326,260

Year ended March 31, 2019
Non-interest revenue	¥331,743	¥89,607	¥496,484	¥147,524	¥1,065,358
Net interest revenue	7,737	8,238	58,904	(16,263)	58,616

Net revenue	339,480	97,845	555,388	131,261	1,123,974
Non-interest expenses	289,990	63,660	666,787	134,034	1,154,471

Income (loss) before income taxes	¥49,490	¥34,185	¥(111,399)	¥(2,773)	¥(30,497)

Year ended March 31, 2020
Non-interest revenue	¥329,983	¥85,190	¥506,203	¥257,961	¥1,179,337
Net interest revenue	6,376	7,415	142,416	(26,388)	129,819

Net revenue	336,359	92,605	648,619	231,573	1,309,156
Non-interest expenses	286,926	63,833	556,399	132,410	1,039,568

Income (loss) before income taxes	¥49,433	¥28,772	¥92,220	¥99,163	¥269,588

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “
Other
.”
The following table presents the major components of
Income (loss) before income taxes
in
“Other”
for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2018	2019	2020
Net gain (loss) related to economic hedging transactions	¥(6,461)	¥1,800	¥17,548
Realized gain on investments in equity securities held for operating purposes	785	221	6,601
Equity in earnings of affiliates	34,248	32,532	34,990
Corporate items	(41,884)	(35,996)	(22,240)
Other (1) (2)	69,677	(1,330)	62,264

Total	¥56,365	¥(2,773)	¥99,163

(1)	Amounts reported for the year ended March 31, 2018 include the gain recognized in earnings in connection with the liquidation of a non-Japanese subsidiary during the year.
(2)	Includes gain of ¥73,293 million from the partial sale of Nomura’s investment in ordinary shares of Nomura Research Institute, Ltd. for the year ended March 31, 2020.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue, Non-interest expenses
and
Income (loss) before income taxes
in the consolidated statements of income for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2018	2019	2020
Net revenue	¥1,495,071	¥1,123,974	¥1,309,156
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,898	(7,204)	(21,327)

Consolidated net revenue	¥1,496,969	¥1,116,770	¥1,287,829

Non-interest expenses	¥1,168,811	¥1,154,471	¥1,039,568
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,168,811	¥1,154,471	¥1,039,568

Income (loss) before income taxes	¥326,260	¥(30,497)	¥269,588
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,898	(7,204)	(21,327)

Consolidated income (loss) before income taxes	¥328,158	¥(37,701)	¥248,261

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
F-

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The tables below present a geographic allocation of
Net revenue
and
Income (loss)
before income taxes
from operations by geographic areas for the years ended March 31, 2018, 2019 and 2020 and Long-lived assets associated with Nomura’s operations as of March 31, 2018, 2019 and 2020.
Net revenue
in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and Long-lived assets have been allocated based on transactions with external customers while
Income (loss)
before income taxes
has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2018	2019	2020
Net revenue (1) :
Americas	¥268,653	¥169,581	¥229,265
Europe	168,186	131,175	115,483
Asia and Oceania	68,011	47,977	42,571

Subtotal	504,850	348,733	387,319
Japan	992,119	768,037	900,510

Consolidated	¥1,496,969	¥1,116,770	¥1,287,829

Income (loss) before income taxes:
Americas	¥(8,771)	¥(114,081)	¥7,354
Europe	(14,654)	(56,851)	(14,067)
Asia and Oceania	22,751	5,014	19,817

Subtotal	(674)	(165,918)	13,104
Japan	328,832	128,217	235,157

Consolidated	¥328,158	¥(37,701)	¥248,261

	March 31
	2018	2019	2020
Long-lived assets:
Americas	¥117,323	¥50,829	¥84,904
Europe	67,010	56,821	52,179
Asia and Oceania	8,613	9,588	29,618

Subtotal	192,946	117,238	166,701
Japan	231,003	252,420	292,212

Consolidated	¥423,949	¥369,658	¥458,913

(1)	There is no revenue derived from transactions with a single major external customer.
23. Significant subsequent events:
Rights conversion related to the Tokyo Nihonbashi district
redevelopment
project
On May 20, 2020, the rights conversion plan of the Tokyo Nihonbashi district redevelopment project in which Nomura participate as members of the redevelopment partnership was approved by Tokyo Metropolitan Government. The rights conversion became effective on May 29, 2020.
F-

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As a result, Nomura is entitled to receive ownership in the redeveloped real estate in the future and cash representing compensation for loss of rental income and other related expenses, in exchange for the assets it held in that area.
Nomura will record
an
income before income taxes of approximately ¥70 billion as the difference between the carrying value of the transferred assets and the fair value of the acquired assets during the first quarter of the fiscal year ending March 31, 2021. In addition, Nomura has committed to purchase other parts of the redeveloped real estate from the partnership upon its completion, and the amount of the commitment is included in Note 21 “
Commitments, contingencies and guarantees
.”
24. Supplementary subsidiary guarantee information required under SEC rules:
The Company provides several guarantees of debt of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.
F-

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
1.6
Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1
Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on April 28, 2010 as an exhibit to the Registration Statement on Form F-6 (File No. 333-166346) and incorporated herein by reference)

2.2
Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (filed on June 25, 2019 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

4.1	Limitation of Liability Agreement (filed on June 30, 2011 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(1)
4.2	Limitation of Liability Agreement (English translation) (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(2)
4.3	Limitation of Liability Agreement (filed on June 25, 2015 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)(3)
8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.
11.1	Nomura Group Code of Conduct 2020 (English translation)
11.2	Nomura Group Code of Ethics for Financial Professionals (English translation)
12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)
12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)
13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350
13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350
15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2020, has been formatted in Inline XBRL

(1)	The Company and Michael Lim Choo San entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(2)	The Company and each of Hiroshi Kimura, Noriaki Shimazaki, Hisato Miyashita, Mari Sono and Kazuhiko Ishimura entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
(3)	The Company and Laura Simone Unger entered into a Limitation of Liability Agreement substantially in the form of this exhibit.
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

NOMURA HOLDINGS, INC.

By:	/s/ Kentaro Okuda
	Name:	Kentaro Okuda
	Title:	Representative Executive Officer, President and Group Chief Executive Officer
Date: June 30, 2020