Form 20-F
period 2021-03-31
NOMURA HOLDINGS INC
filed 2021-06-25
CIK 1163653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
            to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:
1-15270

Nomura Horudingusu Kabushiki Kaisha
(Exact name of registrant as specified in its charter)

Nomura Holdings, Inc.
(Translation of registrant’s name into English)

Japan	13-1, Nihonbashi 1-chome Chuo-ku, Tokyo 103-8645 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
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
As of March 31, 2021, 3,063,155,434 shares of Common Stock were outstanding, including 34,687,335 shares represented by 34,687,335 American Depositary Shares.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents selected financial information as of and for the years ended March 31, 2017, 2018, 2019, 2020 and 2021 which is derived from our consolidated financial statements. The consolidated balance sheets for the years ended March 31, 2020 and 2021, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2019, 2020 and 2021, and notes thereto appear elsewhere in this annual report. These financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “
Operating and Financial Review and Prospects
” in this annual report and our consolidated financial statements and notes thereto included in this annual report.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2017	2018	2019	2020	2021
Statement of income data:
Revenue	¥1,715,516	¥1,972,158	¥1,835,118	¥1,952,482	¥1,617,235
Interest expense	312,319	475,189	718,348	664,653	215,363

Net revenue	1,403,197	1,496,969	1,116,770	1,287,829	1,401,872
Non-interest expenses	1,080,402	1,168,811	1,154,471	1,039,568	1,171,201

Income (loss) before income taxes	322,795	328,158	(37,701)	248,261	230,671
Income tax expense	80,229	103,866	57,010	28,894	70,274

Net income (loss)	¥242,566	¥224,292	¥(94,711)	¥219,367	¥160,397
Less: Net income attributable to noncontrolling interests	2,949	4,949	5,731	2,369	7,281

Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥239,617	¥219,343	¥(100,442)	¥216,998	¥153,116

Balance sheet data (period end):
Total assets (1)	¥42,531,972	¥40,343,947	¥40,969,439	¥43,999,815	¥42,516,480
Total NHI shareholders’ equity	2,789,916	2,749,320	2,631,061	2,653,467	2,694,938
Total equity	2,843,791	2,799,824	2,680,793	2,731,264	2,756,451
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income (loss) attributable to NHI shareholders—basic	¥67.29	¥63.13	¥(29.90)	¥67.76	¥50.11
Net income (loss) attributable to NHI shareholders — diluted	65.65	61.88	(29.92)	66.20	48.63
Total NHI shareholders’ equity (2)	790.70	810.31	794.69	873.26	879.79
Cash dividends (2)	20.00	20.00	6.00	20.00	35.00
Cash dividends in USD (3)	$0.18	$0.19	$0.05	$0.19	$0.32
Weighted average number of shares outstanding (in thousands) (4)	3,560,776	3,474,593	3,359,565	3,202,370	3,055,526

Return on equity (5) :	8.7%	7.9%	(3.7%)	8.2%	5.7%

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
INDEX

•	Risks Relating to the Business Environment

1	Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

(1)	The COVID-19 pandemic has affected our business, clients and employees and this may continue in the future

(2)	Natural disaster, terrorism, military dispute and infectious disease other than COVID-19 could adversely affect our business

(3)	Governmental fiscal and monetary policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations

(4)	Brexit may adversely affect our business on various fronts

(5)	Transition from LIBOR to alternative rate indices or among IBORs may adversely affect our business

(6)	Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

2	The financial services industry faces intense competition

(1)	Competition with other financial firms and financial services by non-financial companies is increasing

(2)	Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us

(3)	Our global business continues to face a challenging environment and may require further revisions to its business model

3	Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

4	Environmental, Social and Governance (“ESG”) factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business

•	Risks Relating to Our Businesses

5	Our business may incur losses due to various factors in the conduct of its operations

(1)	We may incur significant losses from our trading and investment activities

(2)	Holding large and concentrated positions of securities and other assets may expose us to large losses

(3)	Our hedging strategies may not prevent losses

(4)	Our risk management policies and procedures may not be fully effective in managing risk

(5)	Market risk may increase other risks that we face

(6)	Our brokerage and asset management revenues may decline

(7)	Our investment banking revenues may decline

(8)	Our electronic trading business revenues may decline

6	We may be exposed to losses when third parties do not perform their obligations to us

(1)	Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

(2)	There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

(3)	Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

7	We are a holding company and depend on payments from our subsidiaries

8	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

9	We may face an outflow of clients’ assets due to losses of cash reserve funds or debt securities we offer

•	Risks Relating to Our Financial Position

10	We may have to recognize impairment losses with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets

11	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

(1)	We may be unable to access unsecured or secured funding

(2)	We may be unable to sell assets

(3)	Lowering of our credit ratings could impact our funding

12
Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring impairment losses

•	Risks Relating to Legal, Compliance and Other Operational Issues

13	Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

14	A failure to identify and appropriately address conflicts of interest could adversely affect our business

15	Our business is subject to substantial legal, regulatory and reputational risks

(1)	Legal liability may occur due to market downturn and could adversely affect our business, financial condition and results of operations

(2)	Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

(3)	Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations

(4)	Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

16	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

17	System failure, information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business

•	Risks Related to Holding or Trading of our Shares and ADRs

18
Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of the Company’s common stock at a particular price on any particular trading day, or at all

19	Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions

20	As a holder of ADRs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

21	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

22	The Company’s shareholders of record on a record date may not receive the dividend they anticipate

23
It may not be possible for investors to secure personal jurisdiction within the U.S. over the Company or the Company’s directors or executive officers, or to enforce against the Company or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S.

•	Special Note Regarding Forward-looking Statements

•	Risks Relating to the Business Environment

1.	Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world
Our business and revenues may be affected by any adverse changes or volatility in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also wars, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. In addition to conditions in financial markets, social conditions such as the long-term trends of population aging and population decline faced by Japan are expected to continue to put downward pressure on demand in the businesses in which we operate, including, in particular, our Retail business. The following are certain risks related to the financial markets and economic conditions for our specific businesses.
(1) The
COVID-19
pandemic has affected our business, clients and employees and this may continue in the future
The
COVID-19
pandemic that began in 2020, and governmental measures to prevent its spread, have significantly affected the operating environment, for example causing volatility in global equity prices, interest rates and elsewhere and a widening of credit spreads. The
COVID-19
pandemic has led to, in many affected areas, successive widespread lockdowns and similar government action worldwide, including Japan, Europe, America and elsewhere, and continues in many of these places. In response to the pandemic and subsequent lockdowns, we have activated contingency plans, and have implemented robust arrangements for our employees to work remotely. However, these measures may not be successful or sufficient, and may cause additional risks, such as challenges in supervision over employees working remotely or increased risk of cyberattacks. The continuation of such measures, even if limited to certain regions, will continue to impact societal and economic functions, which has and is expected to continue to adversely affect our business and results of operations. Even while the spread of the disease may gradually subside as vaccination efforts progress, ongoing negative effects on markets, economic activity or the operating environment could further adversely affect our business, results of operations and financial condition.
(2) Natural disaster, terrorism, military dispute and infectious disease other than
COVID-19
could adversely affect our business
We have developed a contingency plan for addressing unexpected situations. However, disaster, terrorism, military disputes or widespread infectious diseases afflicting our management and employees could exceed the assumptions of our plan, and could adversely affect our business. In addition, there is a possibility that unknown infectious diseases other than
COVID-19
pandemic may hinder the operational duties by our management and employees.
(3) Governmental fiscal and monetary policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations
We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations. In addition, any changes to the monetary policy of the Bank of Japan or central banks in major economies worldwide, which could potentially be followed by volatility of interest rate or yields may negatively affect our ability to provide asset management products to our clients as well as our and our clients’ trading and investment activities, for example by decreased returns for fixed income products in the prolonged low interest rate environment in Japan.
(4) Brexit may adversely affect our business on various fronts
On January 31, 2020, the United Kingdom (“U.K.”) withdrew from the European Union (“EU”) under the Withdrawal Agreement between the U.K. and the EU (“Brexit”). On December 31, 2020, a transition period during which the rules and regulations of the EU continued to apply to the U.K expired. Although the U.K. and EU entered a trade and cooperation agreement governing their relationship prior to the expiration of the transition period, such agreement does not comprehensively address the financial industry, and there continues to be uncertainty as to the longer term consequences that Brexit may have on our business. Prior to Brexit, we conducted business in Europe primarily through Nomura International plc (“NIP”), our broker-dealer arm established in London, as our regional hub; but following the end of the transition period, we moved to a structure that provides client-facing services and other services centered on Nomura Financial Products Europe GmbH (“NFPE”), our licensed broker-dealer in Germany. Although we are taking various measures to manage the risks associated with Brexit and to mitigate the impacts of uncertainty in the market as a whole, delays or other issues in our transition of business to NFPE as well as the risks to the broader financial system associated with the transition may adversely affect our business, results of operations and financial condition.
(5) Transition from LIBOR to alternative rate indices or among IBORs may adversely affect our business
We trade derivatives including interest rate swaps and underwrite bonds and loans which refer to Interbank Offered Rates (“IBORs”) such as the London Interbank Offered Rate (“LIBOR”). Following the LIBOR manipulation scandal in 2012, Financial Conduct Authority confirmed on March 5, 2021 the cessation effective dates of all LIBOR currencies and tenors. Regulators in each country including Japan have expressed their intention to request that financial transactions that refer to LIBOR be converted to alternative rate indices and that measures be taken in preparation for the permanent cessation of LIBOR. All transaction agreements which refer to LIBOR and remain after LIBOR cessation are expected to be revised or to be amended adding a clause of “fallback” rate that is agreed between the contracting parties in advance of the cessation of LIBOR. However, the details of calculation methodologies of alternative rate indices are under discussion in each country currently, and such transfers will involve the development of new calculation methods for alternative rates, revisions to relevant contracts and modifications to the application of accounting principles to the relevant transactions. These changes could require us to incur additional costs and subject us to risks associated with systematic reform, operational application and client disclosure, or adversely impact the pricing, volatility and liquidity of financial products including derivatives, bonds and loans which reference IBORs. Therefore, our business, financial condition and results of operations could be materially and adversely affected and/or we could be subject to disputes, litigation or other actions with counterparties or relative participants. In addition, transactions referring to the alternative rate indices are not yet widely familiar in the market, and there is significant uncertainty regarding their application and acceptance, and we may not be successful in managing this transition without potentially serious disruption to our business.
(6) Extended market declines and decreases in market participants can reduce liquidity and lead to material losses
Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants that could occur, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets held. Also, in the event that a market fails in pricing such assets, it will be difficult to estimate their value. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to
Over-The-Counter
(“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market may become unable to price financial instruments held by us, this could lead to unanticipated losses.

2.	The financial services industry faces intense competition
Our businesses are intensely competitive, and are expected to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We have experienced intense price competition, particularly in brokerage, investment banking and other businesses.
(1) Competition with other financial firms and financial services by non-financial
companies is increasing
Since the late 1990s, the financial services sector in Japan has undergone deregulation. Banks and certain other financial institutions became able to enter into the securities brokerage business in 2004 and firewalls between commercial banks and securities firms were deregulated in 2009, increasing the ability of securities firms with affiliated commercial banks to cooperate more closely them. As a result, securities subsidiaries of commercial banks and non-Japanese
firms with increased competitiveness have been affecting our market shares in the sales and trading, investment banking and retail businesses. In recent years, competition is intensifying beyond the traditional financial sector based on the increasing digitalization of the industry, not only with the rise of online securities firms but also FinTech companies and the entry of non-financial
companies into the financial services sector. In order to address such changes in the competitive landscape, we have already begun various efforts to these changes in the competitive environment. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.
(2) Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us
There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based large financial services groups have established or acquired broker-dealers or have consolidated with other financial institutions. These large financial services groups continue to develop business linkage within their respective groups in order to provide comprehensive financial services to clients, offering a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, the financial services industry has seen collaboration beyond the borders of businesses and industries, such as alliances between commercial banks and securities companies outside of framework of existing corporate groups and recent alliances with non-financial
companies including emerging companies. Our competitiveness may be adversely affected if our competitors are able to expand their businesses and improve their profitability through such business alliances.
(3) Our global business continues to face a challenging environment and may require further revisions to its business model
We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese
markets, including the U.S., Europe and Asia. For example, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008.
After the acquisition, however, market structures have changed drastically due to the scaling back of market-related businesses by European financial institutions and the monetary easing policies by European central banks, resulting in decline in whole market liquidity and, despite our efforts, we recognized an impairment loss of ¥81,372 million in the fiscal year ended March 31, 2019 in respect of these businesses.
Since April 2019, we have been working to rebuild our global business platform, under which we aim to simplify our operating model, transform our business portfolio and pivot towards client businesses and growth areas, which we believe has been successful. In order to support further development of our international operations, Nomura continues to grow its business organically and inorganically such as acquisition of Greentech Capital Advisors in 2020. We will continue to review our entire business portfolio while looking at the competitive environment, and intend to implement our strategies in consideration of potential risks. However, the risk remains that we may be required to incur greater expenses than expected, or to commit greater financial, management and other resources to the strategies than expected, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which the strategies are based may not be correct, which could lead to us realizing fewer benefits than expected or could even harm our business and results of operations overall. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.

3.	Event risk may cause losses in our trading and investment assets as well as market and liquidity risk
Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made
disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the Great East Japan Earthquake in March 2011, the increasing tensions on Korean Peninsula following North Korean nuclear tests in 2017, sudden and unexpected developments in global trade or security policies such as tensions between the United States and China since 2018, and the
COVID-19
pandemic in 2020 but also more specifically the following types of events that could cause losses in our trading and investment assets:

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

4.	Environmental, Social and Governance (“ESG”) factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business
Increasing attention on the management of Environmental, Social and Governance (“ESG”) factors in the business makes it imperative that we continue to develop policies in these areas, and that we position ourselves in a positive light to interested stakeholders including our shareholders, clients and society at large. Lack of sufficient focus on ESG considerations may not only impede our ability to build a sustainable business model, but may also increase our vulnerability to ESG related risks such as risks associated with climate change in the medium- to long-term.
We consider climate change one of the most important global challenges facing society. The direct impact of climate change, and the resulting changes in the business environment could cause us to incur losses. Climate change related risk is broadly divided into two parts, namely Physical Risks and Transition Risks, either of which may materially and adversely affect us.

-
Physical Risk: The risk of physical damage or the impairment of the operating capability of the assets of Nomura Group, clients and business partners due to climate change. This includes the potential impact of extreme weather events, fire and sea level flooding.

-
Transition Risk: The risks associated with accelerated policy and external changes associated with the move towards addressing climate risk. This includes changes in government policies, industrial policy or carbon based taxes, changes in social or other preferences and rapid changes in technologies which have the potential to leave stranded assets that are no longer viable.

Risks Relating to Our Businesses

5.	Our business may incur losses due to various factors in the conduct of its operations.
(1) We may incur significant losses from our trading and investment activities
We maintain trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underliers, as well as loans, and reverse repurchase agreements. Fluctuations in the markets where these assets are traded can adversely affect the value of our positions, in these assets, with downturns potentially negatively affecting long positions and upturns potentially negatively affecting short positions. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets fluctuate or if the financial system is overly stressed and the markets move in a way we have not anticipated.
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
For example, in March 2021, following the default of a U.S. prime brokerage client in respect of a margin call, we issued a close-out
event notice to such client, and proceeded to wind down positions held as hedges for transactions with the client. We refer to this event and the losses caused as the “U.S. Prime Brokerage Event.” See Item 5. “
Operating and Financial Review—Executive Summary—U.S. Prime Brokerage Event
” for further information on the nature of this event. Despite our efforts to wind down the relevant positions in a way that would limit losses to us and impacts on the market, volatility in the underlying securities led us to recognize a trading loss of ¥204.2 billion during the year ended March 31, 2021. We also recognized a provision for current expected credit losses ¥41.6 billion during the same period to reflect a shortfall in the value of securities pledged as collateral by the client against financing provided to the client, caused by a decrease in the value of such securities before we were able to liquidate them. The unwinding of the underlying positions was completed in the first quarter of the fiscal year ending March 31, 2022, and we expect to recognize additional losses of approximately ¥65 billion in the three months ending June 30, 2021 as a result. Despite our actions in response to the U.S. Prime Brokerage Event, including to improve our risk management activities, our business model necessarily involves significant trading activity, and we may record significant losses as a result of such trading activity again in the future.
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
In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. Following the U.S. Prime Brokerage Event, multiple ratings agencies downgraded their outlook with regards to our ratings, which, if not resolved positively, may lead to downgrades in our ratings. See also “
—Risks Relating to Our Financial Position—Liquidity risk could impair our ability to fund operations and jeopardize our financial condition—(3) Lowering of our credit ratings could impact our funding
”.
(2) Holding large and concentrated positions of securities and other assets may expose us to large losses
We regularly hold large and concentrated positions of certain securities in our businesses such as market-making, block trading, underwriting, asset securitization, prime brokerage, acquiring newly-issued convertible debt securities through third-party allotment or providing business solutions to meet clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Fluctuations in the prices of these securities can significantly affect the prices at which we are able to liquidate them when needed, resulting in the recording of significant trading losses, such as occurred in connection with the U.S. Prime Brokerage Event. See “
I
tem 5. Operating and Financial Review—Executive Summary—U.S. Prime Brokerage Event
”. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur losses due to market fluctuations on asset-backed securities such as residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”).
(3) Our hedging strategies may not prevent losses
We use a variety of financial instruments and strategies to hedge our exposure to financial risks arising from the financial instruments we enter into for proprietary purposes or for our clients. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments. Moreover, not all hedging strategies are effective against all kinds of risk, and certain strategies may, if the risk is not otherwise appropriately managed, increase our risk. For example, many of the transactions leading to the U.S. Prime Brokerage Event entailed providing the client with “total return swap” derivative exposure to certain equities. See Item 5. “
Operating and Financial Review—Executive Summary—U.S. Prime Brokerage Event
” for further information on the nature of this event. In order to hedge the “total return” payments we were obligated to make to the client, we held cash positions in the underlying equities. However, this specific hedging strategy was not intended to hedge the risk of a default by the client and the potential need to liquidate the underlying positions in a volatile market environment. When such risk was realized, our hedging strategy of holding the underlying securities meant that we were exposed to such market fluctuations, contributing to the losses we recognized.
(4) Our risk management policies and procedures may not be fully effective in managing risks
Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical market data, the future movements in the financial markets may not be the same as was observed in the past. As a result, we may suffer large losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date
or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately. Moreover, regardless of how well policies and procedures are designed, they must be properly implemented and followed in order to be effective, which may not always occur despite our diligent efforts. Further, potential weaknesses in our organisation structures and governance frameworks may lead to misunderstanding over roles and responsibilities.
For example, with respect to the U.S. Prime Brokerage Event, we suffered significant losses through exposures to the client’s counterparty risk and market risks relating to the securities underlying the prime brokerage transactions with the client. We have reviewed and are in the process of completing a number of actions to comprehensively review, revise and strengthen our risk management policies and procedures and the implementation thereof. See Item 4. “
Business—Management Strategies and Challenges—Urgent Priority Issues—Risk Management and Compliance, etc.
” for further information on the nature and status of these review procedures. Such actions remain ongoing, however, and when completed, may not be sufficient to prevent similar exposure to such risks in the future, including to identify and rectify potential shortcomings, whether within the same business or among our many other business units, impairing the ability of such policies and procedures to prevent future losses.
(5) Market risk may increase other risks that we face
In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial instruments developed through financial engineering and innovation may be increased by market risk.
Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk.
Furthermore, in a downturn in the market overall or for specific securities, our clients and counterparties could incur substantial losses or experience other adverse events of their own, thereby weakening their financial condition and, as a result, increasing the credit risk they pose to us, such as occurred as part of the U.S. Prime Brokerage Event.

(6) Our brokerage and asset management revenues may decline
A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management and investment management business, in most cases, we charge fees and commissions for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from these businesses. Also, any changes in our clients’ investment preference on their asset portfolios, including shifting investment assets to stable assets such as deposits and/or passive funds, which bring relatively low commission rates, may reduce our revenue as well.
(7) Our investment banking revenues may decline
Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients.
For example, net revenue from our investment banking activities declined during the year ended March 31, 2020 compared to the year ended March 31, 2019 primarily due to a market downturn from February 2020 as a result of the
COVID-19
pandemic. While our investment banking net revenues have increased during the year ended March 31, 2021 compared to the year ended March 31, 2020, M&A activities and other investment banking activities are expected to continue to be negatively impacted by the pandemic for the foreseeable future.
(8) Our electronic trading business revenues may decline
Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these systems allows us to provide an efficient execution platform and on-line
content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer
spreads is directly correlated with the number and size of the transactions in which we participate. Competition in electronic trading is intense and the introduction of highly discounted or no-commission
trades at competitors has and will continue to exert pressure on our electronic and traditional trading revenue. Moreover, such revenue would decrease if there are financial market or economic changes that would cause our clients to trade less frequently or in a smaller amounts. Even if trade volumes increase due to the convenience of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

6.	We may be exposed to losses when third parties do not perform their obligations to us
Our counterparties are from time to time indebted or otherwise owe certain obligations (such as with regards to the posting of collateral) to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons. The U.S. Prime Brokerage Event, during which a U.S. prime brokerage client defaulted on obligations to us to post additional margin in respect of trading activities as well as to repay amounts lent against collateral held by us, is an example. See Item 5. “
Operating and Financial Review
—
Executive Summary
—
U.S. Prime Brokerage Event
” for further information on the nature of this event. Although we establish and maintain allowances for credit losses, such allowances reflect management judgments and assumptions based on information available to us, which may provide incorrect or incomplete, and these judgments and assumptions may prove to be incorrect, potentially significantly so.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•
the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to non-delivery by the counterparty, such as financial institutions and hedge funds which are counterparties to credit default swaps or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Issues related to third party credit risk may include the following:
(1) Defaults by a large financial institution could adversely affect the financial markets generally and us specifically
The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the creditworthiness of or a default by, a certain financial institution could lead to significant liquidity problems or losses in, or defaults by, other financial institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our funding operations may be adversely affected if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.
(2) There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk
We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that we do not detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty, or to accurately manage and assess such information internally. For example, our credit risk assessments with respect to the client whose default led to the U.S. Prime Brokerage Event did not reflect the full extent of the client’s relevant trading activity. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral if sudden declines in market values reduce the value of our collateral, as was the case with loans extended to the prime brokerage client leading in part to the U.S. Prime Brokerage Event. See Item 5. “
Operating and Financial Review—Executive Summary—U.S. Prime Brokerage Event”
for further information on the nature of this event.
(3) Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions
Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

7.	We are a holding company and depend on payments from our subsidiaries
We are a holding company and heavily depend on dividends, distributions and other payments from our subsidiaries to make payments on our obligations. Regulatory and other legal restrictions, such as those under the Companies Act, may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, NSC, Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements and changes in such regulatory capital requirements and the required level could limit the transfer of funds to us. While we monitor and manage the transfer of funds among Nomura Group on the basis of the relevant laws and regulations on a daily basis, these laws and regulations may hinder our ability to access funds needed to make payments on our obligations.

8.	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities
We hold substantial investments in equity securities including private equity investments and non-trading
debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which could have an adverse impact on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2020, we recognized a loss of ¥16.4 billion related to our investment in American Century Investments and ¥16.6 billion on our investments in equity securities resulting from market declines arising from the
COVID-19
pandemic. Depending on the market conditions, we may also not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

9.	We may face an outflow of clients’ assets due to losses of cash reserve funds or debt securities we offer
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
These events above may result in the loss of client confidence and lead to an outflow of client assets from our custody or preclude us from increasing such client assets.

•	Risks Relating to Our Financial Position

10.	We may have to recognize impairment losses with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets
We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. On April 1, 2020, Nomura acquired 100% of Greentech Capital, LLC (“Greentech”) and goodwill of ¥12,480 million is reported on our consolidated balance sheet. We also possess tangible and intangible assets other than those stated above.
We may have to recognize impairment losses, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and, recognized on our consolidated group balance sheet which may adversely affect our financial condition and results of operations. For example, during the year ended March 31, 2019, we recognized an impairment loss on goodwill in our Wholesale segment attributable to previous overseas acquisitions of ¥81,372 million.

11.	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition
Liquidity, or having ready access to cash, is essential to our business. We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of our creditworthiness or deterioration in market conditions. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase agreements and securities lending transactions, long-term borrowings and the issuance of long-term debt securities, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:
(1) We may be unable to access unsecured or secured funding
We continuously access unsecured funding from issuance of securities in the short-term credit markets and debt capital markets as well as bank borrowings to finance our day-to-day
operations, including refinancing. We also enter into repurchase agreements and securities lending transactions to raise secured funding for our trading businesses. An inability to access unsecured or secured funding or funding at significantly higher cost than normal levels could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

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
(2) We may be unable to sell assets
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
(3) Lowering of our credit ratings could impact our funding
Our funding depends significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. For example, following the U.S. Prime Brokerage Event, in March 2021, Fitch Ratings, Inc. placed our credit ratings on negative watch and Moody’s Investors Service, Inc. changed the outlook on our credit ratings to negative, which may lead either agency to downgrade our credit ratings in the future. See Item 5. “Operating and Financial Review—Executive Summary—U.S. Prime Brokerage Event” for further information on the nature of this event. Future downgrades could increase our funding costs and limit our funding. This, in turn, could adversely affect our result of operations and our financial condition. In addition, other factors which are not specific to us may impact our funding, such as negative market perceptions of Japan’s financial soundness.

12.
Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring impairment losses

We have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. If there is a decline in the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we recognize an impairment loss for the applicable fiscal period which may have an adverse effect on our financial condition and results of operations. For example, we recognized an impairment loss of ¥47,661 million against its investment in Nomura Real Estate Holdings, Inc. during the year ended March 31, 2021.

•	Risks Relating to Legal, Compliance and Other Operational Issues

13.	Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed
We always face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of non-public
information relating to us or our clients, such as insider trading and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.
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
Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day
business operations, such fraud or any other misconduct may be difficult to prevent or detect, and our future reputation and financial condition could adversely affected, which could result in serious reputational or financial damage to us in the future.
Measures we have implemented or additional measures that may be implemented in the future may not be effective in preventing or managing the risk of misconduct or fraud in all cases, and we may not always be able to detect or deter misconduct or fraud by an employee, director, officers, or third parties. If any administrative or judicial sanction is issued against us as a result of such fraudulent or misconduct, we may lose business opportunities, and our future revenue and results of operations may be materially and adversely affected, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

14.	A failure to identify and appropriately address conflicts of interest could adversely affect our business
We are a global financial institution that provides a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can arise when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public
information is not appropriately restricted or shared within the firm, conflicts of interest can also arise where a transaction within the Nomura Group and or a transaction with another client conflict or compete, or is perceived to conflict or compete, with a transaction with a particular client. While we have extensive internal procedures and controls designed to identify and address conflicts of interest on the basis of the Nomura Group Conflicts of Interest Management Policy, a failure, or a perceived failure, to identify, disclose and appropriately address such conflicts could adversely affect our reputation, the willingness of current or potential clients to do business with us and our revenues and results of operations. In addition, conflicts of interest could give rise to regulatory actions or litigation.

15.	Our business is subject to substantial legal, regulatory and reputational risks
Substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition or results of operations, or cause reputational harm to us. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business. See Note 21
“Commitments, contingencies and guarantees”
in our consolidated financial statements included in this annual report for further information regarding the significant investigations, lawsuits and other legal proceedings that we are currently facing.
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
(1) Legal liability may occur due to market downturn and could adversely affect our business, financial condition and results of operations
During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.
(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses
The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities and/or affect our profitability, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. In particular, the number of investigations and proceedings against the financial services industry by governmental and self-regulatory organizations has increased substantially and the consequences of such investigations and proceedings have become more severe in recent years, and we are subject to face the risk of such investigations and proceedings. For example, the U.S. Department of Justice (the “DOJ”) conducted an investigation regarding residential mortgage-backed securities securitized by some of our U.S. subsidiaries prior to 2009. On October 15, 2018, the U.S. subsidiaries settled the investigation with the DOJ and agreed to pay $480 million. Although we take measures such as timely monitoring and establishing internal governance procedures in order to prevent violations of law and regulation, we may not always be able to prevent such violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create, which may negatively affect our business opportunities and ability to secure human resources. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions. In addition, certain market participants may refrain from investing in or entering into transactions with us if we engage in business activities in regions subject to international sanctions, even if our activities do not constitute violations of sanctions laws and regulations.
(3) Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations
If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it economically unreasonable for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.
Furthermore, the exact details of the implementation of proposals for regulatory change and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. See Item 4.B “
Business Overview
—Regulation
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
and, in December 2015, the FSA identified us as a
D-SIB
and imposed a surcharge of 0.5% on our required capital ratio after March 2016 with
3-year
transitional arrangement. In addition, FSB published the final standard requiring global systemically important banks
(“G-SIBs”)
to maintain a certain level of total loss-absorbing capacity (“TLAC”) upon their failure in November 2015. Under the FSA’s policy implementing the TLAC framework in Japan as updated in April 2018, the TLAC requirements in Japan apply not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA published the notices and guidelines of TLAC regulations in Japan. According to these notices and guidelines, Nomura is subject to the TLAC requirements in Japan from March 31, 2021 although Nomura is not identified as a
G-SIB
as of the date of this annual report. These changes in regulations may increase our funding costs or require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely affect our operating or financing activities or the interests of our shareholders.

(4) Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition
We recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in accounting standards in the future, we may reduce the deferred tax assets recognized in our consolidated balance sheets. As a result, it could adversely affect our financial condition and results of operations. See Note 16
“Income taxes”
in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

16.	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business
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

17.	System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business
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

•	Risks Related to Holding or Trading of our Shares and ADRs

18.
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

19.	Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions
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

20.	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights
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

21.	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions
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

22.	The Company’s shareholders of record on a record date may not receive the dividend they anticipate
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

23.
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

•	Special Note Regarding Forward-looking Statements
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
13-1,
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
Our business consists of Retail, Asset Management, Wholesale and Merchant Banking, which are described in further detail below. On April 1, 2021, the Asset Management Division and Merchant Banking Division were abolished and the Investment Management Division was newly established. See also Note 22 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Corporate Goals and Principles
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
To enhance its corporate value, the Company utilizes return on equity (“ROE”) as a management indicator and will strive for sustainable business transformation.
Our Business Divisions
Retail
In our Retail Division, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of Nomura Securities Co., Ltd. (“NSC”). The total number of local branches, including our head office, was 123 as of the end of March 2021. We offer investment consultation services to meet the medium and long-term needs of our clients. We discuss retail client assets in “
Retail Client Assets
” under Item 5.A of this annual report.
We will strengthen our operating model to provide solutions and services that enable us further flexible approaches to the entire balance sheet of our clients.
Investment Management
We established a new Investment Management Division by replacing the Asset Management Division and the Merchant Banking Division, effective April 1, 2021.
Investment Management Division, which is responsible for the asset management business in a broad sense, aims to increase added value by combining various types of expertise that have been accumulated within the group, from traditional assets such as stocks and bonds, to alternative assets such as non-listed
equities. Recognizing the diversifying investment needs of clients and the downward pressure on management fees as challenges, we aim to expand our business through providing a wide range of investment opportunities and providing performances and solutions that exceed expectations. In addition, we will advance the sophistication of the asset management business and governance while ensuring the independence, diversity and swiftness of the investment and management companies in Investment Management Division.
Wholesale
The Wholesale Division consists of two businesses, Global Markets which is engaged in the trading, sales and structuring of financial products, and Investment Banking which is engaged in financing and advisory businesses.

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
On April 1, 2020, we completed the acquisition of Greentech Capital, LLC, an M&A boutique that is strong in sustainable technology and infrastructure. While we expand our global advisory business, we will focus on broadening ESG related businesses with initiatives such as further utilization of Nomura Greentech’s expertise and enhancement of our sustainable finance platform.
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
Furthermore, our digital transformation efforts are directly linked to the competitiveness of financial institutions in the future, and we will continue to promote a wide range of initiatives based on the Group’s strategy in order to provide highly convenient services to clients and respond to diversifying needs. We also believe that our people are the source of added value created by the Nomura Group even in a world where digitization and digitalization are advanced. We will continue to strengthen the development of our human resources with the qualities required for the upcoming era, such as consulting capabilities that make full use of both face-to-face
and virtual communications.
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
COVID-19
pandemic since 2020, and

•	increasing digitalization beyond the traditional financial sector
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

There has also been substantial consolidation and convergence among financial institutions, both within Japan and globally and this trend continued as the credit crisis caused mergers and acquisitions and asset acquisitions in the industry. The growing presence and scale of financial groups which encompass commercial banking, securities brokerage, investment banking and other financial services has led to increased competition. Through their broadened offerings, these firms are able to create good client relationships and leverage their existing client base in the brokerage and investment banking business as well.
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
TLAC. In April 2016, the FSA published its policy describing its approach and framework for the introduction of the TLAC requirements in Japan applicable to Japanese
G-SIBs
and, in April 2018, released revisions to such policy that extended the coverage of the TLAC requirements in Japan not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA finally published the notices and guidelines of TLAC regulations in Japan (including TLAC holding regulations). Although Nomura is not identified as a
G-SIB
as of the date of this annual report, Nomura is subject to the TLAC regulations in Japan, and is required to meet a minimum External TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024.
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
The CFTC has largely finalized its rulemakings that implement the OTC derivatives market reform aspects of the Dodd-Frank Act. Among other items, the CFTC Dodd-Frank rules now impose reporting, clearing, margin and trade execution requirements that will apply, to varying degrees, to commodity derivative transactions entered into by all U.S. and many
non-U.S.
Nomura entities. These rules also require swap dealers that exceed a de minimis threshold of swap dealing activity to be registered with the CFTC and subject those registered swap dealers to internal and external conduct requirements. The U.S. derivatives rules are now being applied extraterritorially and are impacting some
non-U.S.
Nomura entities. The full extent of the extraterritorial application of the CFTC’s Dodd-Frank rules continues to evolve as the CFTC updates its own guidance, and these changes may result in more or fewer aspects of the rules impacting Nomura’s entities. In relevant part, on December 18, 2019, the CFTC approved proposed rules that address the cross-border application of registration thresholds and certain requirements relevant to swap dealers, as well as changes to existing terms and definitions and the CFTC’s treatment of transactions that have been arranged, negotiated or executed by Associated Persons (“APs”) in the U.S., and the availability of substituted compliance for the limited scope of the Title VII swap requirements addressed in the proposal. Separately, on March 5, 2019, the NFA issued rules that require certain APs of NFA member firms (e.g., swap dealers and Futures Commission Merchants) to satisfy certain swaps proficiency requirements to ensure that APs engaged in swaps activities meet a minimum proficiency standard that tests both their market knowledge and their knowledge of regulatory requirements relating to swaps activities. Swap dealer APs outside the U.S. that only transact swaps with
non-U.S.
persons or
non-U.S.
branches of U.S. swap dealers are exempt from the requirements. The compliance date for in-scope
APs to complete the proficiency requirements is January 31, 2021. Furthermore, on July 22, 2020 the CFTC adopted final capital and financial reporting rules for swap dealers with a compliance date of October 6, 2021.
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
The exact details of the Dodd-Frank Act implementation and ultimate impact on Nomura’s operations will depend on the form and substance of the final regulations adopted by various governmental agencies and oversight boards. In addition to the rulemakings required by the Dodd-Frank Act, the SEC is considering other rulemakings that will impact Nomura’s U.S. entities. While these rules have not been formally proposed, they have been publicly reported in the U.S. Office of Management and Budget’s (“OMB”) “Current Regulatory Plan and Unified Agenda of Regulatory and Deregulatory Actions.” The SEC’s Division of Trading and Markets has announced that it is considering recommending that the SEC propose an amendment to its net capital rule that would prohibit a broker-dealer that carries customer accounts from having a ratio of total assets to regulatory capital in excess of a certain level. The SEC and the CFTC are also considering a number of changes to market structure rules. The SEC adopted Rule 613 to create a consolidated audit trail (“CAT”) intended to allow regulators to track all activity throughout the U.S. markets in National Markets Systems (“NMS”) securities. Self-regulatory organizations must jointly submit a NMS plan to create and implement the CAT, which will replace existing reporting systems OATS, TRACE and EBS. On June 15, 2016 the SEC approved amendments to FINRA Rule 4210, which require FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 15, 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 25, 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. On October 25, 2019, FINRA filed a rule change with the SEC again extending the effective date of the Rule 4210 margin requirements to March 25, 2021. The compliance date has since been extended to October 26, 2021. However, FINRA published a notice of filing of proposed changes to the margin rule on May 25, 2021 with comments due by June 15, 2021. On November 7, 2016, the CFTC approved a supplemental notice of proposed rulemaking modifying certain rules proposed in the CFTC’s December 17, 2015, notice of proposed rulemaking regarding Regulation AT. Proposed Regulation AT would have, among other things, required firms engaged in electronic algorithmic trading to (i) register with the CFTC and (ii) submit their trading source code to the CFTC. On June 25, 2020 the CFTC voted to both rescind the proposed Regulation AT and replace it with a proposed set of rules based on risk principles. The new rule was adopted by the CFTC on December 8, 2020 and became effective date on January 11, 2021 and where all designated contract markets must be in full compliance with the requirements of this rule no later than July 12, 2021.

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
Since Brexit, these amendments are not applicable in the U.K. The PRA is currently consulting on proposed changes similar to those in the CRRII package in consultation paper 5/21—implementation of Basel standards. This is expected to be implemented in the U.K. from 1 Jan 2022. Subsequent to this, the PRA will also consult on implementing the final elements of the Basel III framework equivalent to those in the EU CRRIII package.
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
After two years, the European Commission is required to evaluate the overall functioning of the MiFID II/ MiFIR regime, in particular, addressing those areas where challenges still exist, and present a report to the European Parliament and Council together with a legislative proposal to reform the regime if required (the so called ‘MiFID Refit’). As part of this process, ESMA has already launched a number of consultations on specific areas, which will feed into the Commission’s reports.
Certain amendments to support economic recovery from the
COVID-19
pandemic, including via relief from administrative requirements on firms, has been published in the EU Official Journal on February 26, 2021 (MiFID
‘Quick-Fix’).
EU Member States are required to transpose the quick fix amendments into their national frameworks by November 28, 2021 and apply them by February 28, 2022. Alongside this, the scheduled MiFID2 review continues, with the Commission expected to publish a further legislative proposal towards the end of 2021.Since Brexit, these amendments are not applicable in the U.K. The FCA is currently consulting on proposed changes to the conduct and organizational rules in the U.K. MiFID, specifically relating to research and best execution reporting. U.K. HMT intends to consult in due course on proposed legislative changes on other areas of MiFID II.
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
On January 12, 2016, the Securities Financing Transactions Regulation (“SFTR”), which forms part of the EU’s package of legislation targeted at reforming shadow banking and aims to improve transparency in the securities financing transactions (“SFTs”) market, came into force subject to a range of transitional provisions over a number of years. On April 11, 2019, the final regulatory technical standards entered into force and MiFID firms were due to commence their reporting one year later on April 11, 2020. However, due to the
COVID-19
pandemic, the reporting under the SFTR was extended until July 13, 2020. Other reporting counterparties were phased in over the following months, ending with NFCs on January 11, 2021.
On November 25, 2020, the FCA issued a statement explaining what trade repositories, and the U.K. counterparties that use them, should do to ensure they are compliant with the U.K. SFTR reporting obligations from the end of the Brexit transition period. All U.K. SFTR counterparties that enter into securities financing transactions that are in scope of the U.K. SFTR are required to report details of those transactions to an
FCA-registered,
or recognised, trade repositories.
On September 17, 2014, the Central Securities Depositories Regulation (“CSDR”) came into force, in the EU. It aims to harmonise certain aspects of the settlement cycle and settlement discipline and to provide a set of common requirements for CSDs operating securities settlement systems across the EU. CSDR plays a pivotal role for post-trade harmonisation efforts in Europe, as it will enhance the legal and operational conditions for cross-border settlement in the EU. On February 5, 2020, ESMA has published a Final Report on draft regulatory technical standards (“RTS”) on postponing the date of entry into force of the Commission Delegated Regulation (EU) 2018/1229 (RTS on settlement discipline) to February 1, 2021. It has been endorsed by the European Commission on May 8, 2020 and is now subject to the non-objection
of the European Parliament and of the Council. Furthermore, on August 28, 2020, ESMA published another Final Report on draft RTS definitively postponing the date of entry into force of the Commission Delegated Regulation (EU) 2018/1229 (RTS on settlement discipline) until February 1, 2022.. On January 27 2021, the European Commission published a delegated act confirming the entry into force of CSDR Settlement Discipline to February 1, 2022. In the U.K., on June 23, 2020, the Government confirmed that it will not implement the CSDR Settlement Discipline. U.K. firms will continue to apply the existing industry-led
framework.
In June 2015, the European Parliament and Council to the EU members issued the final version of the Fourth Money Laundering Directive (“4MLD”). All EU member states, including the U.K., had until June 26, 2017 to transpose the requirements of the directive into national law. In February 2016, the European Commission, in an effort to bolster the fight against terrorist financing, proposed amendments to the 4MLD that would enable the tracing of terrorists through financial movements and disrupt the sources of revenue for terrorist organizations by targeting their capacity to raise funds. These proposed amendments were included in a final version of the 4MLD issued by the EU Parliament in July 2016. In September 2017, additional legislation was implemented in the U.K. designed to combat financial crime including the Criminal Finances Act. The Act functions as an enhancement and extension of the Proceeds of Crime Act 2002 and, in addition to increasing the powers of authorities in investigating tax evasion, is also designed to make failure by a commercial organization to prevent the facilitation of tax evasion a punishable offence.
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
On October 2018 the 6th Money Laundering Directive (“6MLD”) was approved by the European Parliament and Council. EU member states had until December 3, 2020 to implement this upcoming Directive into national law, whilst regulated entities have a deadline of June 3, 2021. The U.K. has decided to opt out of complying with this further AML Directive as the Government assesses that the domestic legislation is already largely compliant with the Directive’s measures. The 6MLD complements the criminal aspects of the 5MLD and has been introduced to focus on the definition of these crimes and their sanctions. It also gives financial institutions more responsibility in the fight against financial crime and aims to promote the collaboration of member states when tackling money laundering.
The Senior Managers and Certification Regime (“SM&CR”) came into force on March 7, 2016 with the aim of reducing the risk of harm to consumers and strengthening market integrity by making firms, and individuals within those firms, more accountable for their conduct and competence. In July 2018, the U.K. FCA and U.K. PRA published near-final rules extending SM&CR to cover all financial services firms in the U.K. to apply from December 9, 2019. On March 8, 2019, the U.K. FCA announced its final rules on its proposed Directory—a new public register that will enable consumers, firms and other stakeholders to find information on key individuals working in financial services who are not otherwise appointed and publicly registered under the SM&CR. Firms were to submit data on Directory individuals in December 2019, and the Directory was expected to go live in March 2020. However, due to the
COVID-19
pandemic, the implementation date of the directory of certified and assessed persons had been delayed. However, some firms, like banks and insurance companies, had already submitted their data to the FCA. The Directory is now live since March 31, 2021
Since 2012, the European Commission sought to establish a modern and harmonized data protection framework across the EU to replace the existing Directive. On May 4, 2016, the official texts of the new EU General Data Protection Regulation (“GDPR”) were published in the EU Official Journal in all the official languages and it came into force on May 25, 2016. GDPR took effect across the EU member states on May 25, 2018. GDPR included a number of important changes to existing data protection legislation including new obligations on data processors, restrictions on the transfer of personal data outside the EEA and the introduction of new concepts such as “accountability” (and related record-keeping), the “right to be forgotten” and a requirement for data breach notifications to the relevant Regulators. Enforcement of GDPR is carried out by both national regulators (for the U.K., the Information Commissioner) and the European Commission, and the regulators also have the power to impose greater fines for any breaches of the data protection requirements of up to 4% of a firm’s global turnover.
The EU Benchmark Regulation (“BMR”) entered into force on June 30, 2016 and has applied in the U.K. since January 1, 2018. Global regulators have imposed fines on firms following attempted manipulation of the

London Inter-bank Offered Rate (“LIBOR”), gold and foreign exchange benchmarks, and have taken action against individuals for misconduct related to benchmarks. The objectives of the EU BMR include, but are not limited to: (i)improving governance and controls over the benchmarking process to ensure that administrators avoid/manage conflicts of interest, (ii)improving the quality of input data and methodologies used by benchmark administrators, (iii)ensuring that contributors to benchmarks and the data they provide are subject to adequate controls, and (iv)protecting consumers and investors through greater transparency and adequate rights of redress.
Furthermore, in November 2019, the EU BMR was amended to include two new types of “climate benchmarks”—‘Paris-Aligned’ Benchmarks (“PABs”) and Climate Transition Benchmarks (“CTBs”). The
Low-Carbon
Benchmarks Regulation introduced the requirement (under Article 13 of the BMR) that administrators of benchmarks (save interest rate and foreign exchange benchmarks) must provide an explanation of how the key elements of their benchmark methodologies reflect ESG factors. The requirements are to be complied with by April 30, 2020. However, since the draft regulatory technical standards were still subject to a public consultation and a number of important details are subject to these delegated acts, ESMA issued a ‘No Action Letter’ encouraging EU national regulators not to force these ‘Level 1’ requirements until these delegated acts are finalized. The Delegated Acts were finalized and published on December 3, 2021 and entered into force in December 23, 2020.
In addition, interest rate benchmarks including, among others, the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), the Euro Overnight Index Average (“EONIA”) and certain other Interbank Offered Rates (“IBORs”) are being reformed. The U.K. is due to make the transition from LIBOR to Sterling Overnight Index Average (“SONIA”) by the end of 2021 although certain interim milestones have been extended due to the
COVID-19
pandemic.
In the Eurozone, €STR (Euro Short Term Rate) is set to gradually replace the Euro Overnight Index Average (“EONIA) and serve as a fallback for the Euro Interbank Offered Rate (“EURIBOR”). EONIA will effectively be pegged against €STR until January 3, 2022, when EONIA ceases to apply.
On July 22, 2020, the U.K. Government published a policy statement extending the transitional period for third-country benchmarks under the U.K. BMR from December 31, 2022 to December 31, 2025, thus allowing U.K. firms to continue using benchmarks provided by administrators located outside the U.K. in new financial contracts and instruments without these benchmarks being registered with the FCA until end-2025.
On October 21, 2020, the U.K. Government published a policy statement making amendments to BMR to allow for the orderly winding down of LIBOR, including providing new powers for the U.K. Financial Conduct Authority (“FCA”). The proposed framework in the policy document allows the FCA to take an appropriate course of action to direct a change in the methodology of a critical benchmark and extend its publication, for a limited time period, for those contracts that face insurmountable barriers to transition from LIBOR (Tough Legacy Contracts). Currently the FCA is consulting on its proposal to use two new powers relating to the use of critical benchmarks that are being wound down. The powers are part of a wider package of amendments to the BMR in the Financial Services Act 2021, intended to ensure that the FCA has the appropriate regulatory powers to help reduce risk in the wind-down period before LIBOR ceases permanently.
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
Withdrawal Agreement
”). On December 31, 2020, a transition period during which the rules and regulations of the EU continued to apply to the U.K expired. The U.K. and EU entered a trade and cooperation agreement governing their relationship prior to the expiration of the transition period, such agreement does not comprehensively address the financial industry.
On March 26, 2021, the U.K. Government announced that technical negotiations on the text of the U.K.-EU memorandum of understanding (“MoU”) establishing a framework for regulatory cooperation in financial services have concluded. Among other things, the MoU will establish a Joint U.K.-EU Financial Regulatory Forum to serve as a platform to facilitate dialogue on financial services issues. The MoU makes limited reference to access, saying that both sides will “jointly endeavor to pursue a robust and ambitious bilateral regulatory cooperation”.
In response to heightened global focus on the issues of climate change, and a growing demand for standards associated with Environmental, Social and Governance (“ESG”) factors and reporting, a number of global regulatory initiatives are being developed. These regulations cover both prudential frameworks including assessment and management of climate risks associated with Nomura businesses, and also labelling, disclosure and reporting regulations which includes but is not limited to the EU Taxonomy Regulation, the EU Sustainable Finance Disclosure Regulation and the EU Corporate Sustainability Reporting Directive.
Regulatory Capital Rules
Japan
The FSA and regulatory authorities have revised the current regulatory capital standards applicable to Nomura to alleviate some of the impact of the
COVID-19
pandemic. In March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), approved a set of measures that provide additional operational capacity for banks and supervisors. These measures allow banks and supervisors to immediately focus on financial stability, and priorities that alleviate the impact of the
COVID-19
pandemic on the global banking system. GHOS also made changes to the implementation timeline of the outstanding Basel III standard by deferring the deadline by 1 year. After this announcement, the FSA also announced a 1 year deferment of the implementation schedule in Japan. In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19
pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020 to March 31, 2021. In March 2021, the FSA announced this measure will be extended for one year due to the continuous uncertainty regarding the impact of
COVID-19.
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
As discussed above, the FSA amended the FIEA and introduced new rules on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. Following introduction of these rules, NSC was designated as a Special Financial Instruments Firm, following which we have been designated as a Final Designated Parent Company. As such, we are required to calculate consolidated regulatory capital adequacy ratio according to the FSA’s “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby”(2010 FSA Regulatory Notice No. 130;“Capital Adequacy Notice on Final Designated Parent Company”). Accordingly, since our designation as a Final Designated Parent Company in April 2011, we now calculate our Basel rule-based consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company.
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
As of March 31, 2020 and 2021, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.
In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis and Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany, is regulated by the German regulator (“BaFin”). As of March 31, 2020 and 2021, NEHS, NIP, NBI and NFPE were in compliance with relevant regulatory capital related requirements.
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
Management Challenges and Strategies
Management vision
The Nomura Group’s business environment is undergoing significant changes. We will continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we are never satisfied with ourselves and will constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.
Issues Relating to the U.S. Prime Brokerage Event
As described in more detail in Item 5. “
Operating and Financial Review—A. Operating Results—Executive Summary—U.S.
Prime Brokerage Event
”, we recognized significant losses during the year ended March 31, 2021 as a result of the U.S. Prime Brokerage Event. We have taken a number of steps to address the issues underlying the U.S. Prime Brokerage Event, and plan to take additional steps in the future aimed at strengthening and enhancing our risk management procedures in future. Immediately following the incident, we conducted an internal investigation of the underlying facts, and our Audit Committee hired an external law firm to conduct a comprehensive review. As a result of these investigations, we have already implemented a number of measures; and in addition, we are also reviewing our risk management framework, centered on the prime brokerage business, and conducting a comprehensive review by third-party risk management experts on our risk management framework for the Wholesale division and our Risk Management function. Finally, we have taken steps to strengthen global risk controls, such as enhancing our Risk Management organization and deepening and expanding the scope of our Wholesale division’s risk monitoring conducted by a committee including our Chief Risk Officer, Chief Financial Officer and the Head of Wholesale.

Moreover, we have appointed Mr. Christopher Willcox, who has extensive experience with the U.S. financial services business, as the CEO & President of our U.S. subsidiaries Nomura Securities International, Inc. (our registered broker-dealer subsidiary in the U.S.) and Nomura Global Financial Products Inc. (our registered swap dealer subsidiary in the U.S.), as well as
Co-CEO
of Nomura Holding America, Inc. (the intermediate holding company for our U.S. subsidiaries), effective May 3, 2021. We have also enhanced our front office and risk management teams, and we nominated three additional outside directors from outside of Japan, each of whom were elected at our annual general meeting of shareholders on June 21, 2021.
We view our responses to the U.S. Prime Brokerage Event as falling into the following four “phases”. As of the date of this annual report, Phase 1 is complete, while Phases 2 through 4 are in progress and represent our ongoing efforts.

•
Phase 1: Initial Responses
(completed). As part of this phase, we reviewed all of the transactions with our existing prime brokerage clients, as well as large positions in our other financing-related businesses, and concentrated positions in non-risk
origination businesses. As a result, we have concluded that there are no transactions similar to those triggering the U.S. Prime Brokerage Event, namely no other prime brokerage transactions which are excessively leveraged or any other transactions by our non-risk origination businesses with significant concentrated exposures.

•
Phase 2: Review of Prime Brokerage Risk Management Framework
(in progress). As part of this phase, we are taking actions to enhance the monitoring of concentrated positions, revise our margin rates applicable to clients and to enhance management of margin rates for individual transactions (including internal approvals and other processes).

•
Phase 3: Comprehensive Review of Wholesale Risk Framework
(in progress). We have already completed our comprehensive internal review of the risk management framework in the Wholesale division, and have initiated a further review by third-party risk management experts. We are also reviewing our organizational structure and staffing within risk management function in order to strengthen further our risk management framework.

•
Phase 4: Enhance Global Risk Governance
(in progress): We are considering actions to strengthen the functions of our risk management committees, including expanding the scope of our Wholesale division’s risk monitoring beyond our financing businesses to include other businesses in the Wholesale division. We are also working to promote a better understanding of further proactive risk management capabilities among front office teams.

Urgent Priority Issues
The
COVID-19
pandemic has continued to impact the global economy and the daily lives of individual clients since 2020. We believe that the improvement of Nomura’s enterprise value and the sustainable growth of entire society are linked, with the resolution of social issues as a point of connection. As a financial services group, Nomura’s mission and highest priority are to continue to address the following issues:

•	Continue to fulfill our responsibility as capital market intermediary and liquidity provider in order to maintain the financing required by companies and trading activities by market participants.

•	Support the recovery of the economy and corporate activities while ensuring the safety of our clients, communities and employees and their families.

•	Maintain a robust financial position and ensured sufficient liquidity in a highly volatile and stressful market environment.

Medium-to
Long-term Priority Issues to respond to changed environment
Amid client behavior changes and new needs arising from the impact of the prolonged
COVID-19
pandemic, we are taking into consideration changes in the business environment surrounding the Nomura Group and implementing the Group’s growth strategy for the sustainable improvement of our corporate value based on the following three pillars:

•	Growth strategy for sustainable improvement of corporate value
As part of our business strategy to improve corporate value, we are expanding and strengthening our scope of business from public markets to private markets in the areas of ‘Products and services’, ‘Clients’ and ‘Delivery’.

•	Digitalization to provide new value-added services and convenience to clients
Our digital transformation efforts are directly linked to the competitiveness of financial institutions in the future, and we will continue to promote a wide range of initiatives based on the Group’s strategy in order to provide highly convenient services to clients and respond to diversifying needs. We also believe that our people are the source of added value created by the Nomura Group even in a world where digitization and digitalization are advanced. We will continue to strengthen the development of our human resources with the qualities required for the upcoming era, such as consulting capabilities that make full use of both face-to-face
and virtual communications.

•	Initiatives for Sustainability
The Nomura Group supports the Task Force on Climate-related Financial Disclosures (“TCFD”) and is working to expand information disclosure based on it. In addition, we have established an organizational structure to promote ESG risk management and business opportunities, including climate change, from various perspectives while globally sharing knowledge. In particular, in the field of sustainable finance, where there is a great demand for financial funds as a result of the transition to a decarbonized society, we will implement advantage of our strengths as a global financial services group.
The challenges and strategies in each division are as follows:

•	Retail Division
Based on the basic concept of “Enriching clients by responding to their concerns about assets”, the Retail Division aims to become a financial institution fulfilling the needs of many people. We will continue working on improving the skills of our Partners, and enhance our wide range of products and services in order to accurately respond to diversifying clients’ asset issues such as inheritance or anxiety about lack of funds after retirement. In addition, we will strengthen our operating model to provide solutions and services that enable us further flexible approaches to the entire balance sheet of our clients.

•	Investment Management Division
We established a new Investment Management Division by replacing the Asset Management Division and the Merchant Banking Division, effective April 1, 2021.
Investment Management Division, which is responsible for the asset management business in a broad sense, aims to increase added value by combining various types of expertise that have been accumulated within the group, from traditional assets such as stocks and bonds, to alternative assets such as non-listed
equities. Recognizing the diversifying investment needs of clients and the downward pressure on management fees as challenges, we aim to expand our business through providing a wide range of investment opportunities and providing performances and solutions that exceed expectations.

In addition, we will advance the sophistication of the asset management business and governance while ensuring the independence, diversity and swiftness of the investment and management companies in Investment Management Division.

•	Wholesale Division
The Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market environment and the potential for an economic downturn. To ensure continuity of service as well as added value to clients, we will continue to enhance collaboration across regions and divisions while ensuring tight risk control. We will continue efforts to diversify our business portfolio and deploy financial resources to selective, high growth opportunities.
Global Markets aims to provide uninterrupted liquidity to our clients while positioning our portfolio to weather a possible economic downturn, while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell to leverage our global platform and client franchise, opportunistically pursue growth opportunities and continue to build on the strength of our Flow trading businesses.
Investment banking aims to provide advisory services and financing to domestic as well as cross-border restructurings and industry-wide consolidations, as well as interest rate and FX solutions related to these transactions as volatile business environments impact our clients’ businesses. While we expand our global advisory business, we will focus on broadening ESG related businesses with initiatives such as further utilization of Nomura Greentech’s expertise and enhancement of our sustainable finance platform.

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
In order to ensure not only compliance with laws and regulations, but also that all directors, officers and employees are able to act in accordance with social norms, we have established the “Nomura Group Code of Conduct” as guidelines for actions to be taken, and through associated training and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the ‘Nomura Founding Principles and Corporate Ethics Day’ held in every August, all directors, officers and employees reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents then to maintain and gain the trust society places in us; discussions are held regarding the proper way to conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct.
In September 2020, however, an incident occurred in Nomura Securities Co., Ltd. (“Nomura Securities”) in which a portion of corporate client information was leaked to outside due to fraudulent third-party approaches. Nomura Group companies including Nomura Securities are working to further strengthen our information management systems and to further promote the Code of Conduct.
By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

C. Organizational Structure.
The following table lists the Company and its significant subsidiaries and their respective countries of incorporation. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country/Region	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Funds Research and Technologies Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Facilities, Inc. (1)	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Land and Building Co., Ltd. (1)	Japan	100
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
N-Village Co., Ltd.	Japan	100
Nomura Capital Partners Co., Ltd.	Japan	100
Nomura Mezzanine Partners Co., Ltd.	Japan	100
Corporate Design Partners Co., Ltd.	Japan	100
Nomura Kagayaki Co., Ltd.	Japan	100
Nomura Asia Pacific Holdings Co., Ltd.	Japan	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Securities Singapore Pte. Ltd.	Singapore	100
Nomura Australia Limited	Australia	100
PT Nomura Sekuritas Indonesia	Indonesia	96
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Capital Nomura Securities Public Co., Ltd.	Thailand	99
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Nomura Financial Products Europe GmbH	Germany	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura International Funding Pte. Ltd.	Singapore	100
Nomura Orient International Securities Co., Ltd.	China	51

(1)
Wholly owned subsidiaries, Nomura Facilities, Inc. (“NFI”) and Nomura Land and Building Co., Ltd. (“NLB”), merged effective on April 1, 2021. NFI is a surviving entity and NLB is an absorbed entity. The company name has been changed to Nomura Properties Inc.

D. Property, Plants and Equipment.
Our Properties
As of March 31, 2021, our principal head office is located in Tokyo, Japan and occupies 934,955 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 131,470 square feet, our Nagoya branch office, which occupies 89,567 square feet, and the head office of NAM in Tokyo, which occupies 161,835 square feet.
As of March 31, 2021, our major offices outside Japan are the head offices of NIP located in London, which occupies 237,030 square feet, the New York head office of Nomura Securities International, Inc., which occupies 199,538 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 111,826 square feet. We lease most of our overseas office space.
As of March 31, 2021, the major office of Nomura Services India Private Limited, our specialized service company in Mumbai, India, occupies 500,952 square feet.
As of March 31, 2021, the aggregate book value of the land and buildings we owned was ¥116 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥59 billion.
Item 4A. Unresolved Staff Comments
We are a large accelerated filer as defined in Rule
12b-2
under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2021 and which remain unresolved as of the date of the filing of this annual report with the Commission.
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
Business Environment
Japan
The performance of Japan’s economy deteriorated substantially in reaction to the
COVID-19
pandemic. In April-June 2020, exports declined sharply as economic activity was restricted worldwide to stem the spread of the disease. The Japanese government declared a state of emergency in April 2020, causing a decline in consumer spending as consumers stayed in their homes and a reduction in corporate capex in response to heightened uncertainty. Real gross domestic product (“GDP”) decreased a sharp 28.6% on a quarter-on-quarter
annualized basis in April-June 2020. Real GDP growth then rebounded sharply (up 22.9%) in July-September 2020, driven by exports and consumer spending, as economic activity resumed both in Japan and abroad as the spread of infections calmed somewhat. In October-December 2020, capex also increased, and GDP rose by 11.6%. The second wave of infections in summer 2020 was quelled to a large extent by calls from national and local governments to refrain from unnecessary trips outside the home, but a third wave hit toward the end of the year, and the Japanese government declared a second state of emergency in January 2021. Although exports continued to grow on an ongoing recovery in global manufacturing activity, consumer spending in Japan turned downward again, and real GDP fell by 5.1% in January-March 2021. Although real GDP for the quarter was 6.8% higher than in April-June 2020 under the first state of emergency declaration, it was 2.3% lower than October-December 2019, prior to the pandemic. During this period, the Japanese government supported corporate funding and employment through massive stimulus packages in April and May 2020 totaling ¥233.9 trillion. It added an additional ¥73.6 trillion in stimulus in December 2020, beginning to work on structural reforms in environmental and digital fields in addition to stimulating demand through public-sector investment.
Corporate earnings were hit by the
COVID-19
pandemic across a wide range of sectors, but with a pronounced recovery in the manufacturing sector from around midway through the fiscal year ended March 2021 (“FY2020”), recurring profits at major companies finished up slightly from the fiscal year ended March 2019 (“FY2019”) levels. When adjusting for the impact of higher profits in the investment businesses of some companies, however, profits were down year on year. When excluding the rebound from transitory losses and impairment booked in FY2019, profit growth in FY2020 was driven by the electrical machinery & precision equipment and software sectors. In the electrical machinery & precision equipment sector, profits were boosted by increased stay-at-home
demand, including for video games, as well as increased demand for electronic components and semiconductors in a wide range of fields, including automotive applications and smartphones, which are moving to 5G. Profit growth in the software sector was driven mainly by an increase in stay-at-home
demand and amusement software, which has benefited from digital distribution efforts. In contrast, earnings deteriorated in sectors such as retail, services, and transportation as companies were asked to suspend operations under the state of emergency declaration and as the number of foreign visitors to Japan dropped off. We estimate that recurring profits at major companies (constituents of the Russell/Nomura Large Cap Index) rose in the fiscal year ending in March 2021 after falling in FY2019. ROE (based on shareholders’ equity) improved from 6.7% in the previous fiscal year to 7.2% at major companies (constituents of the Russell/Nomura Large Cap Index).
In the equity market, share prices reacted favorably on moves toward normalization of economic activity, although the market shifted between optimism and pessimism throughout the fiscal year in response to
COVID-19-related
news. Key Japanese equity indices rose on a fiscal-year basis for the first time in three years, buoyed by economic stimulus measures and monetary easing in Japan and elsewhere, and by improved sentiment on the development and rollout of
COVID-19
vaccines. Despite the state of emergency declared in April 2020, Japanese share prices rose on the resumption of economic activity once the spread of the disease waned around the world. Japanese share prices then continued to head upward on expectations for policy support from government spending and monetary policy. In the latter half of 2020, there were some periods of accelerated growth in
COVID-19
case numbers in Japan and elsewhere, but the impact on Japanese equities was muted. Uncertainty regarding the political situation in the U.S. decreased after the presidential election in November, and the U.S. equities rose on expectations for further government spending, leading to a renewed rise in Japanese equities as well. The Nikkei Stock Average (“Nikkei 225”) temporarily broke above ¥30,000 for the first time in roughly 30 years on February 15, 2021. Upside was subsequently held down by the rise in the U.S. long-term interest rates and a sharp rise in coronavirus infections in Europe, but the overarching upward trend in Japanese share prices held true throughout the fiscal year. The Tokyo Stock Price Index (the “TOPIX”), a broadly representative index of Japanese stock performance, rose by 39.3% from 1,403.04 at the end of March 2020 to

1,954.00 at the end of March 2021. The Nikkei 225 similarly rose by 54.2% from 18,917.01 at the end of March 2020 to 29,178.80 at the end of March 2021.
In the bond market, yields generally remained low amid expectations for the Bank of Japan (“BOJ”) to maintain its program of quantitative and qualitative easing with yield curve control. In April and May 2020, when the Japanese economy fell sharply under the declaration of a state of emergency and as economic activity was restricted worldwide in an effort to get the pandemic under control, yields on newly issued
10-year
Japanese government bonds (“JGBs”) trended around 0%. Beginning in June, yields remained above 0% as the economy recovered, but remained in a narrow range between zero and 0.05% throughout 2020. The government drew up three successive supplementary budgets, and while additional JGB issuance totaled around ¥110 trillion, the BOJ set no upper limit for its JGB purchases at its April 27 2020 monetary policy meeting, pledging to purchase any amount necessary, and this announcement contributed to the avoidance of a major rise in interest rates. At its December 18 meeting the BOJ announced it would “conduct an assessment for further effective and sustainable monetary easing.” Joe Biden was inaugurated as President in the U.S., and the U.S. long-term interest rates rose sharply on expectations for massive stimulus policies to bolster the U.S. economy. With heightening expectations for the Bank of Japan to allow for a rise in interest rates in Japan as well, yields on newly issued
10-year
JGBs reached 0.15% at the end of February 2021. On March 5, however, BOJ Governor Haruhiko Kuroda made comments counter to these expectations, and the rise in yields paused. The results of the aforementioned assessment were announced on March, 19 and while the range in which the BOJ intended to allow long-term yields to fluctuate was expanded from plus or minus 0.2% to plus or minus 0.25%, the change was small, and yields on newly issued
10-year
JGBs fell back below 0.1%. These yields then ended the fiscal year at 0.12% at the end of March, in reaction to the BOJ’s JGB purchase schedule for April, which suggested a decline in monthly purchases compared with March.
In foreign exchange markets, the U.S. Dollar/Japanese Yen started the fiscal year above $1 = ¥107, but the environment shifted to push the yen up versus the U.S. dollar throughout 2020 as second and third waves of
COVID-19
pandemic hit Europe and North America. the U.S. long-term yields broke below 0.5% in August 2020 in response to comments from the U.S. Federal Reserve Board suggesting that it would extend its easing policies, and the drop in the U.S. interest rates put downward pressure on the dollar across the board. An unclear political outlook ahead of the U.S. presidential election in November also increased pressure to sell the dollar. Although Democrat Joe Biden won the presidency, the Republican Party was forecast to retain its majority in the Senate, and expectations for fiscal outlays and a resultant rise in the U.S. interest rates dropped off, temporarily adding further momentum to dollar depreciation. From the beginning of 2021, however, while the U.S.D/JPY fell as far as $1 = ¥102.59 on January 6, the U.S. interest rates then rose and investors made a clear shift to buying the U.S. dollars again once the Democratic party secured a majority in the Senate after winning both seats in the Georgia runoff elections in January. The U.S.D/JPY shifted toward yen depreciation and dollar appreciation, reaching $1 = ¥110.97 on March 31, the highest level since in nearly a year since the previous March. While EUR/JPY started fiscal 2020 at around €1 = ¥118, the yen strengthened versus the euro as far as €1 = ¥114.43 on May 6 in reaction to uncertainty about the pandemic. In May, however, the euro turned upward versus both the U.S. dollar and the yen, as global economic sentiment showed signs of bouncing back, share prices strengthened their rebound, and expectations heightened for the German and French governments to contribute to the European recovery fund. In the Eurozone, factors such as the European Central Bank’s (“ECB’s”) efforts to restrain euro appreciation and concerns about the spread of the coronavirus and the political situation in Italy at times put downward pressure on the euro, but the overall trend of euro strength and yen weakness continued nonetheless, with EUR/JPY ending March 2021 at 129.86 after climbing to as high as 130.67 on March 18.
Overseas
The global economy has been recovering from the initial shock of the
COVID-19
pandemic. The second and third waves of infections damaged service industries such as restaurants and tourism worldwide, but manufacturing activity held up well, and the impact of subsequent waves was less pronounced than that seen during the first wave in March and April 2020. The global economic recovery was also helped along by fiscal and monetary policy support around the world, including in less economically developed countries. The International Monetary Fund (“IMF”) estimates that global economic growth turned substantially negative in 2020, falling 3.3% compared to the previous year, but it projects high growth of 6.0% in 2021. In the U.S. in particular, expectations have risen for more aggressive fiscal outlays, with Joe Biden having won the presidency in November 2020 and the Democratic Party having secured a majority in both the House of Representatives and the Senate. The U.S. has also made progress in vaccinating its population, and its GDP growth rose by 6.4% on a quarter-on-quarter
annualized basis in January-March 2021, up for a third consecutive quarter. At the same time, disparities have opened up in the pace of recovery, as growth is estimated to have been negative in January-March in areas that have fallen behind in vaccinations, such as Europe and Japan.
The U.S. economy has recovered rapidly after plunging immediately after the initial outbreak. The social distancing and lockdown measures taken in response to the outbreak caused a historically steep decline in real GDP in April-June 2020 (down 31.4% on a quarter-on-quarter
annualized basis), but real GDP then rebounded rapidly, rising 33.4% in July-September 2020. In part thanks to large-scale economic policy and the Federal Reserve Board’s adoption of a zero interest rate policy (“ZIRP”), quantitative easing, and credit easing, the economy and financial markets stabilized. Subsequently, the U.S. presidential election in November 2020 and the Georgia runoff election in January 2021 gave the Democratic Party control of the White House and majorities in both houses of Congress in a “Blue Wave” of victories. Interest rates also rose on expectations for the massive government spending advocated by the Democratic Party. Subsequently the Democratic majority in Congress was able to independently push through a stimulus bill costing roughly $2 trillion in March 2021. The Federal Reserve Board remained steadfastly dovish during this period, maintaining its ZIRP and quantitative easing. GDP fell by 3.5% over the full year in 2020, after having risen by 2.2% in 2019. Consumer price inflation increased from 1.5% March 2020 to 2.6% in March 2021. The Dow Jones Industrial Average rose by 50% from 21,917 at the end of March 2020 to 32,982 at the end of March 2021. The yield on
10-year
U.S. Treasuries also rose by 1.07ppt from 0.67% at the end of March 2020 to 1.74% at the end of March 2021.
Real GDP in the euro area fell by 6.7% in 2020 compared to the previous year, the worst decline since the launch of the euro in 1999. Real GDP fell by 11.6% on a quarter-on-quarter
annualized basis in April-June 2020 as countries in the region were hit by increases in
COVID-19
case numbers and responded with major restrictions on economic activity, including effective bans on retail sales of all but essential items and temporary shutdowns of many manufacturing facilities. Real GDP in the euro area then turned sharply upward in July-September 2020, up by 12.5%, as many of these restrictions were lifted after case numbers began to head downward in June. Case numbers then turned upward again in October, however, and with economic activity once again restricted, real GDP fell by 0.7% in October-December 2020 and fell by 0.6% in January-March 2021. The ECB in December 2020 extended the Pandemic Emergency Purchase Programme (“PEPP”) quantitative easing program, which it launched in March 2020, through March 2022 and increased the envelope of its asset purchases to EUR1.85 trillion. In March 2021 it announced that it would increase purchases under PEPP in April–June to higher than January-March levels. The U.K. signed a trade accord with the European Union (“EU”) immediately prior to the Brexit deadline, allowing it to maintain trade with EU countries in 2021 and thereafter.
In
ex-Japan
Asia, China was able to maintain positive GDP growth in 2020, with real GDP up by 2.3% compared to the previous year, as it was able to increase exports in response to special pandemic-related demand after ramping production back up earlier than other countries. In the second half of 2020, China countered a renewed surge in
COVID-19
pandemic with area-specific lockdowns and thorough PCR testing, enabling a solid level of economic activity to prevail overall. Domestic demand has been recovering in China, with brisk construction activity on investments in infrastructure and real estate, normalization of service spending, and the corporate sector more eager to make capital investments again. Since the National People’s Congress in March 2021, however, Chinese authorities have been working to hold down the rise in the debt ratio, and construction activity is expected to slow gradually as a result of restrictions in areas such as regional government lending and real estate and construction funding. Elsewhere in Asia, the spread of
COVID-19
pandemic and delays in securing vaccine supplies have held back economic recoveries in India and other less economically developed countries. In contrast, countries that produce high-tech products such as South Korea, Taiwan, and Singapore are well positioned to benefit from growth in foreign demand for semiconductors and related products.
Executive Summary
[Overall results of business]
We recognized net revenue of ¥1,401.9 billion for the fiscal year ended March 31, 2021, an increase of 8.9% from the previous fiscal year.
Non-interest
expenses increased by 12.7% to ¥1,171.2 billion, income before income taxes was ¥230.7 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥153.1 billion. Return on equity was 5.7%. EPS
(1)
for the fiscal year ended March 31, 2021 was ¥48.63, a decrease from ¥66.20 for the fiscal year ended March 31, 2020. We have decided to pay a dividend of ¥15 per share to shareholders of record as of March 31, 2021. As a result, the total annual dividend will be ¥35 per share for the fiscal year ended March 31, 2021.
[Management’s assessment of events that had a particular impact on the results of the year]
On March 26, 2021, a U.S. client defaulted on margin calls made by one of our U.S. subsidiaries, namely Nomura Global Financial Products Inc., in connection with prime brokerage transactions entered into with the client, which has resulted in us incurring significant losses. See “—U.S. Prime Brokerage Event” for further information on the nature of this event. Our results for the full year and fourth quarter ended March 31, 2021 include losses of ¥245.7 billion in respect of this matter, primarily incurred from the winding down and liquidation of hedges against these positions which we closed out as a result of the default. These losses also include additional provisions for current expected credit losses against financing extended to the same client collateralized by a portfolio of securities. This event had a major impact on our financial results for the full year and particularly the fourth quarter ended March 31, 2021. However, excluding this impact, our core business of Retail, Asset Management and our Wholesale global business all delivered strong results. We also observe that our financial soundness remains robust, including our capital metrics and liquidity.
U.S. Prime Brokerage Event
In March 2021, following the default by one of our prime brokerage clients in the United States on its obligations to post additional margin in respect of its positions with us, we issued a closeout notice to the client following which we began to winddown the positions held by us and liquidate hedges held against those positions. Due to fluctuations in the market values of the hedges against the positions and our expectation that we will not be able to recover those losses from the client, we recognized significant losses during the fourth quarter and fiscal year ended March 31, 2021, and expect to recognize additional losses in the quarter ending June 30, 2021. We refer to these events, described in more detail below as the “U.S. Prime Brokerage Event.”
Our transactions with the client comprised (i) total return swaps (“TRS transactions”), which are transactions that allow the client to obtain synthetic (i.e., derivative) long or short exposure to underlying individual equities or indices, as well as (ii) providing financing against a portfolio of securities in the client’s cash prime brokerage account. To manage credit risk in relation to prime brokerage clients, we require that prime brokerage clients deposit collateral (referred to as “margin”) in respect of their positions with us in accordance with the margin ratios applied to them. These margin ratios are determined based on the results of an internal risk assessment of the specific client and the composition of the client’s positions and may require that they post additional margin based on the effect of market movements on these ratios. TRS transactions are hedged from a market risk perspective by holding long or short positions in individual equities or indices and through derivative transactions, depending on the positions taken by the relevant client. For long equity positions taken by the client, we hold cash equity long positions in the underlying equities as well as derivative transactions. For short equity

(Note):
1.	Diluted net income attributable to Nomura Holdings’ shareholders per share.

positions taken by the client, we hold cash equity short positions and derivative transactions. Lending transactions against cash prime brokerage portfolios are generally overcollateralized, and therefore not separately hedged, and we may enter into separate hedges if the value of the collateral falls.
Particularly between January and March 2021, transaction amounts and volumes with the client increased significantly as a result of changes in market prices as well as new positions entered into by the client. However, in March 2021, the market value of certain securities in which the client held a large synthetic position experienced a sharp decline, after which we requested that the client deposit additional margin with us pursuant to our contractual agreements with the client. The client defaulted on its obligation to post additional margin, and we issued a closeout notice to the client. It became clear that the client had similar large positions with other financial institutions, and that the client had also defaulted on margin calls with these financial institutions. Although we endeavored to take a disciplined approach to unwind the positions and liquidate the hedges for the TRS transactions, taking into account both market impact and our own trading losses, due to the significant volume of positions being closed by both us and the other affected financial institutions and the effect on market prices, we recognized ¥204.2 billion of losses in earnings reported within
Net gain (loss) on trading
in the quarter and fiscal year ended March 31, 2021. We also recognized additional provisions for current expected credit losses of ¥41.6 billion in earnings reported within
Other expenses
during the same period against loans extended to the client collateralized by a cash portfolio of securities, reflecting the reduced likelihood of recovery on these lending transactions. All of the positions with the client were closed out and hedges liquidated by May 17, 2021, as a result of which we expect to recognize losses of approximately ¥65 billion during the quarter ending June 30, 2021.
For a description of the steps we have taken and are taking to address the risk management and other related issues raised by the U.S. Prime Brokerage Event, see Item 4. “Business—B. Business Overview—Management Challenges and Strategies—Issues Relating to the U.S. Prime Brokerage Event.”
[Capital policy and shareholder returns]
We plan to maintain appropriate capital ratios and aim for sustainable growth through optimal capital allocation. As preparatory steps to achieve our management vision, while controlling cost levels, we are investing for growth to realize our management strategy of expanding the scope of our business from public into private markets, in order to balance investment and shareholder returns, and maximize shareholder value by improving productivity and expanding revenue sources.
We strive to pay dividends using a consolidated payout ratio of 30 % of each semi-annual consolidated earnings as a key indicator. Additionally we aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%. The total amount of shareholder returns for each fiscal year is determined by comprehensively taking into account trends in the regulatory environment in Japan and overseas, including the strengthening of Basel regulations, as well as the consolidated results of our business divisions. For further details of our dividend policy, refer to Item 5.B. “
Liquidity and Capital Resources
—
Capital Management
—
Dividends
”.
[Summary by Segment]
In our Retail Division, net revenue for the year ended March 31, 2021 increased by 9.6% from the previous fiscal year to ¥368.8 billion.
Non-interest
expenses decreased by 3.6% to ¥276.5 billion. As a result, income before income taxes increased by 86.8% to ¥92.3 billion. Based on the basic concept of “Enriching clients by responding to their asset concerns”, our Retail Division has been working on consulting business in close cooperation with each client with the aim of becoming “the most trusted partner”. During the current fiscal year, the strong market environment boosted client confidence and led to strong sales of investment trusts, stocks and foreign bonds. By also strengthening our remote consulting system through contact centers, we have achieved results that exceed expectations. In addition to asset management, we will enhance our products and services such as; Real Estate, Inheritance, or Succession, which aims to provide various solutions and advices to all of our clients’ assets. We are also taking digital approaches in addition to face-to-face
approaches, to provide services to a wider range of clients. We will further strengthen our digital approach.
In our Asset Management Division, net revenue for the year ended March 31, 2021 increased by 45.5% from the previous fiscal year to ¥134.8 billion.
Non-interest
expenses decreased by 5.2% to ¥60.5 billion. As a result, income before income taxes increased by 158.0% to ¥74.2 billion. As a major institutional investor, our Asset Management Division has expanded its investment strategy to focus on ESG (Environment, Society and Governance), which contributes to social development as well as medium to long term asset formation, for example by establishing multiple
ESG-related
investment trusts. Funds continued to flow into ETFs (Exchange Traded Funds) during this term. On the 25th anniversary since our Nomura Asset Management Co., Ltd. (“NAM”) listed Japan’s first ETF product in 1995, we rebranded our ETF products including unifying the names of certain products as “NEXT FUNDS”. In addition, NAM listed an ETF targeting the S&P 500 ESG Index, which incorporated ESG factors into the selection criteria for constituent stocks. In the investment trust business, we invested in a wide range of sectors and funds flowed into bond funds which pursue total returns while controlling price fluctuations, and also we observed outflow of funds in Japan from emerging market funds throughout the year. The fair value of our investment in American Century Investments also increased during the year as a result of an upturn in the US stock markets and we also increased global cooperation with our investee.
In our Wholesale Division, net revenue for the year ended March 31, 2021 increased by 6.6% from the previous fiscal year to ¥691.4 billion. In Global Markets, we focused on providing uninterrupted service and liquidity to help our clients as they navigated through periods of high market volatility and portfolio rebalancing amidst the challenges arising from the global
COVID-19
pandemic. We continued to reinforce our core strengths across regions and also supported sovereign and supranational issuers in fund raising for pandemic relief. We delivered steady performance by deepening engagement with clients and increasing market share. In Investment Banking, client activity was suppressed due to concerns of the spread of
COVID-19
in the first quarter, but in the following quarters we were able to execute large domestic as well as cross-border business restructurings and industry-wide consolidations by carefully responding to our clients’ needs. In addition to M&A advisory and underwriting businesses for both equity and debt, the recovery of the acquisition finance market also led to robust growth for the fiscal year. The acquisition of Greentech and an alliance with Wolfe Research also contributed positively to revenue growth.
However, these increases in revenue were largely offset by trading losses of ¥204.2 billion incurred in connection with the U.S. Prime Brokerage Event, as described in further detail in “
—Executive Summary—U.S. Prime Brokerage Event
”. Furthermore,
non-interest
expenses increased by 12.7% to ¥627.1 billion, due in large part to the recognition of provisions for current expected credit losses of ¥41.6 billion also incurred in connection with the U.S. Prime Brokerage Event. As a result, income before income taxes for the Wholesale Division decreased by 30.3% to ¥64.3 billion.
Progress on Key Performance Indicators
[Management Indicators]
One component of Nomura’s management vision is “achieving sustainable growth by solving social issues” and we have set Return on Equity (ROE) as one of the most important indicators towards the fiscal year ending March 2025. After the introduction of the Corporate Governance Code in Japan, the importance of management having an awareness of capital costs has increased among Japanese companies. In addition, since the financial services industry is subject to stringent financial capital regulations, more effective use of capital is required. As a result, we believe that the optimal allocation of management resources will become even more important for our company in the future. Accordingly, beginning in the year ended March 31, 2020, we adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation. At the Board of Directors meeting held in May 2020, in-depth
discussions were held on the management indicators and basic concepts described as follows.

Return on equity
ROE is defined and calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity. We believe that disclosure of ROE is useful to investors in that it helps them to assess business conditions and effective use of capital to enhance corporate value. We currently calculate and measure ROE on a quarterly basis.
We have set a medium to long-term ROE target of
8-10%
for the fiscal year end March 2025, reflecting the cost of capital demanded by our company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the year ended March 31, 2021 decreased to 5.7% from 8.2% for the prior fiscal year, primarily due to losses recognized in connection with the U.S. Prime Brokerage Event which occurred in March 2021 and which is discussed above.
Common equity Tier1 ratio (CET1 ratio)
In addition to ROE, there are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the FSA which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 ratio (CET1 ratio) of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. Our CET1 ratio increased to 15.81% as of March 31, 2021 from 15.34% as of March 31, 2020. For further details, on the key capital requirements we must follow, see Item 5.B. “
Consolidated Regulatory Capital Requirements
”.
[Indicators by Business Segment]
In addition to the Group KPIs, our management also uses certain divisional specific KPIs to monitor and assess performance of the divisions.
Retail
We have adopted the following key indicators in the Retail Division to quantify the outcomes of those efforts and monitor our business: Recurring revenue assets; Consulting-related revenue; and Net inflows of cash and securities; Active clients; so that our management will be able to monitor the progress and target sustainable and further business growth. We believe that disclosure of those indicators is useful to investors in that it helps them to assess the progress of the division’s client-facing activities as well as digest and understand our growth potential.

	Year ended March 31 (Billions of yen)
	2019*	2020	% Change from previous year	2021	% Change from previous year
Recurring revenue assets	¥—	¥15,300	—%	¥18,200	19.0%
Consulting-related revenue	¥—	¥14.9	—%	¥13.4	-10.1%

Net inflows of cash and securities	¥—	¥-429.4	—%	¥887.7	—%
Active clients	—	1,071,000	—%	1,019,000	-4.9%

*	These segment KPIs have been defined and introduced since 2020 hence there is no number to be provided for the year of 2019.
Recurring revenue assets
Recurring revenue assets are defined and calculated as a total of assets under custody and related loans, which is reported by ¥470 billion within
Loans receivable
in the consolidated balance sheets as of March 31, 2021. Recurring revenue assets such as investment trusts and discretionary investments grew driven by the market rally and net inflows into investment trusts, contributing to higher Recurring revenue.

Consulting-related revenue
Consulting-related revenue is defined as per the
Fees from investment banking
. Consulting-related revenue improved from third to fourth quarter on contributions from annuities and other products.
Net inflows of cash and securities
Net inflows of cash and securities is defined and calculated as cash and securities inflows minus outflows, excluding regional financial institutions. Net inflows of cash and securities was over ¥800 billion in annual total which combined with market factors to lift Retail client assets to a record high of ¥126.6 trillion as of March 31, 2021.
Active clients
Active clients are defined as number of clients who transacted at least once since April 1 (accumulated). Growth in the number of Active clients was slow compared to the previous fiscal year when the number of clients re-entering
the market increased as the market plunged.
Asset Management
For operating results including key indicator of Asset Management Division, see Item 5.A. “
Results by Business Segment
—
Asset Management
”.
Investment Management
In April 1, 2021, Nomura established a new Investment Management Division. The Investment Management Division will replace the Asset Management Division and Merchant Banking Division. Key indicator(s) decided for Investment Management Division, as a new business segment, will be disclosed from fiscal year ending March 31, 2022.
Wholesale
Starting April 2019, we have adopted a
cost-to-income
ratio and a revenue to modified RWA ratio as additional key performance indicators in our Wholesale Division. We believe that disclosure of these indicators would be useful for investors to assess progress in terms of cost and resource efficiency. Additionally, we use these indicators to evaluate our business based on progress on cost savings initiatives and return on resources.

	Year ended March 31
	2019* 1	2020	% Change from previous year	2021	% Change from previous year
Cost-to-income ratio	105* 1%	86%	-18.1%	91%	5.8%
Revenue/modified RWA	5.0%	6.5%	30.0%	6.4%	-1.5%

(1)	Excludes the ¥81 billion goodwill impairment included in Non-interest expenses , recognized through earnings during the year ended March 31, 2020
Cost-to-income
ratio
The
cost-to-income
ratio for the Wholesale Division is calculated by dividing
non-interest
expenses for the Division for a given reporting period by net revenue generated by the Division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio increased during the year ended March 31, 2021 compared to the prior fiscal year primarily due to the negative impact of the U.S. Prime Brokerage Event on revenue and cost for the year. However, the negative impact was mitigated by other increases in revenue as well as pro-active
cost management after adjusting for the impact of pay for performance and other revenue driven costs. The ratio decreased during the year ended March 31, 2020 compared to the prior fiscal year because Wholesale profitability improved on the back of the revenue pickup and the cost reduction associated with the strategic actions taken since 2019. We have excluded goodwill impairment from the denominator used to calculate the ratio for the year ended March 31, 2020 as this is significant non-recurring cost which we believe would distort usefulness of the ratio as a KPI.
Revenue to modified Risk Weighted Asset (RWA) ratio
The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The Revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to common equity tier1 (CET1) capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal minimum capital ratio target of 12.5%. (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitiors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA increased for the year ended March 31, 2021 compared to the prior fiscal year was primarily because of an increase in revenue offset in part by the impact of the U.S. Prime Brokerage Event discussed above.

Results of Operations
Overview
The following table provides selected consolidated statements of income information for the years ended March 31, 2019, 2020 and 2021.

	Millions of yen, except percentages
	Year ended March 31
	2019	2020	% Change from previous year	2021	% Change from previous year
Non-interest revenues:
Commissions	¥293,069	¥308,805	5.4%	¥376,897	22.1%
Fees from investment banking	101,521	103,222	1.7	108,681	5.3
Asset management and portfolio service fees	245,519	238,202	(3.0)	230,047	(3.4)
Net gain on trading	342,964	356,609	4.0	310,040	(13.1)
Gain (loss) on private equity and debt investments	1,007	(93)	—	12,734	—
Gain (loss) on investments in equity securities	(6,983)	(14,726)	—	14,053	—
Other	81,057	165,991	104.8	208,317	25.5

Total Non-interest revenues	1,058,154	1,158,010	9.4	1,260,769	8.9
Net interest revenue	58,616	129,819	121.5	141,103	8.7

Net revenue	1,116,770	1,287,829	15.3	1,401,872	8.9
Non-interest expenses	1,154,471	1,039,568	(10.0)	1,171,201	12.7

Income (loss) before income taxes	(37,701)	248,261	—	230,671	(7.1)
Income tax expense	57,010	28,894	(49.3)	70,274	143.2

Net income (loss)	¥(94,711)	¥219,367	—%	¥160,397	(26.9)%
Less: Net income attributable to noncontrolling interests	5,731	2,369	(58.7)	7,281	207.3

Net income (loss) attributable to NHI shareholders	¥(100,442)	¥216,998	—%	¥153,116	(29.4)%

Return on equity	(3.7)%	8.2%		5.7%
Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021 despite recognizing significant losses in connection with the U.S. Prime Brokerage Event in our Wholesale Division. This increase is primarily driven by
Commissions
earned by Retail Division.
Commissions
increased from the year ended March 31, 2020 to the year ended March 31, 2021 primarily due to an increase in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products.
Fees from investment banking
increased from the year ended March 31, 2020 to the year ended March 31, 2021 primarily due to an increase in revenue from M&A advisory services and our solution services associated with fund raising.
Asset management and portfolio service fees
decreased from the year ended March 31, 2020 to the year ended March 31, 2021 mainly due to decreases in fee ratios.
Net gain on trading
decreased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to the U.S. Prime Brokerage Event.
Net gain on trading
also included total losses of ¥13.4 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spreads which were temporarily widened at the end of March 2020 due to the
COVID-19
pandemic.
Other
increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to recognizing a non-recurring
gain of ¥71.1 billion resulting from the rights conversion related to the Tokyo Nihonbashi district redevelopment project.

Net revenue
increased from the year ended March 31, 2019 to the year ended March 31, 2020. This increase is primarily driven by
Commissions
and
Net gain on trading
in our Retail and Wholesale Division.
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
Net gain on trading
increased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily driven by an increase in revenue from our Fixed Income business within our Wholesale Division.
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
Net interest revenue
is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view
Net interest revenue
and
Non-interest
revenues
in aggregate. For the year ended March 31, 2021, interest revenue, including a dividend from our investment in American Century Investments decreased by 55%, and interest expense decreased by 68% from the year ended March 31, 2020. As a result,
Net
interest revenue
for the year ended March 31, 2021 increased from the year ended March 31, 2020. For the year ended March 31, 2020, interest revenue, including dividends from our investment in American Century Investments increased by 2%, and interest expense decreased by 8% from the year ended March 31, 2019. As a result,
Net interest revenue
for the year ended March 31, 2020 increased from the year ended March 31, 2019.
Gain (loss) on investments in equity securities
includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Unrealized and realized gains were recognized on these investments during the year ended March 31, 2021 as a result of market appreciation during the year.
Non-interest
expenses
for the year ended March 31, 2021 increased from the year ended March 31, 2020, primarily due to provisions for credit losses of ¥41.6 billion recognized as a result of the U.S. Prime Brokerage Event and an impairment loss of ¥47.7 billion on our equity method investments in Nomura Real Estate Holdings.
Non-interest
expenses
for the year ended March 31, 2020 decreased from the year ended March 31, 2019, primarily due to the absence of the goodwill impairment charge of ¥81,372 million attributable to the Wholesale Division recognized in the prior fiscal year.
We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Nomura’s domestic effective statutory tax rate was approximately 31% for the fiscal year ended March 31, 2019, 2020 and 2021, respectively. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.
Income tax expense
for the year ended March 31, 2021, represented an effective tax rate of 30.5%. The significant factors causing the difference between the effective tax rate of 30.5% and the effective statutory tax rate of 31% was the effect of the tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates which decreased the effective tax rate by 8.7%, partially offset by changes in deferred tax valuation allowances which increased the effective tax rate by 8.7%.
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
Results by Business Segment
Our operating management and management reporting for the year ended March 31, 2021 is prepared based on our Retail, Asset Management and Wholesale divisions and we disclose business segment information in accordance with this structure. Our Merchant Banking division is reported as part of our Other segment. On April 1, 2021, we created the Investment Management Division which mainly comprises our former Asset Management and Merchant Banking divisions.
Realized gain on investments in equity securities held for operating purposes, our share of equity in the earnings of affiliates, corporate items and other financial adjustments (including the operating results of our Merchant Banking division) are included as “Other” operating results outside of business segments in our segment information. A part of unrealized gain (loss) on certain investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Item 4.B “
Business Overview
” of this annual report and Note 22 “
Segment and geographic information
” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 22 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Retail
Operating Results of Retail

	Millions of yen
	Year ended March 31
	2019	2020	% Change from previous year	2021	% Change from previous year
Non-interest revenue	¥331,743	¥329,983	(0.5)%	¥366,271	11.0%
Net interest revenue	7,737	6,376	(17.6)	2,538	(60.2)

Net revenue	339,480	336,359	(0.9)	368,809	9.6
Non-interest expenses	289,990	286,926	(1.1)	276,480	(3.6)

Income before income taxes	¥49,490	¥49,433	(0.1)%	¥92,329	86.8%

Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021 primarily due to an increase in brokerage commissions.
Net revenue
decreased from the year ended March 31, 2019 to the year ended March 31, 2020 primarily due to a decrease in fees from investment banking services, partially offset by increased commissions from the distribution of investment trusts.

Non-interest
expenses
decreased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to a decrease in occupancy expenses.
Non-interest
expenses
decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to a decrease in business development expenses including advertising costs.
The following table shows the breakdown of Retail
non-interest
revenues for the year ended March 31, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2020	2021	% Change from previous year
Commissions	¥153,170	¥187,678	22.5%
Brokerage commissions	61,207	92,589	51.3
Commissions for distribution of investment trusts	66,940	68,352	2.1
Other commissions	25,023	26,737	6.9
Net gain on trading	56,756	58,357	2.8
Fees from investment banking	23,239	20,354	(12.4)
Asset management fees	92,139	88,996	(3.4)
Others	4,679	10,886	132.7

Non-interest revenues	¥329,983	¥366,271	11.0%

Commissions
increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to increases in brokerage commissions received from equity and equity-related products.
Fees from investment banking
decreased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to decreases in commissions related to debt securities offering.
Retail Client Assets
The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2020 and 2021. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2020
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥71.9	¥12.4	¥(13.4)	¥(8.2)	¥62.7
Debt securities	18.8	29.3	(27.3)	(2.4)	18.4
Stock investment trusts	9.0	3.1	(3.2)	(1.3)	7.6
Bond investment trusts	6.8	0.9	(0.5)	0.1	7.3
Overseas mutual funds	1.1	0.1	(0.1)	(0.1)	1.0
Others	7.1	0.8	(1.0)	0.1	7.0

Total	¥114.7	¥46.6	¥(45.5)	¥(11.8)	¥104.0

	Trillions of yen
	Year ended March 31, 2021
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥62.7	¥24.4	¥(24.9)	¥20.1	¥82.3
Debt securities	18.4	12.3	(9.9)	(2.7)	18.1
Stock investment trusts	7.6	3.1	(3.0)	2.5	10.2
Bond investment trusts	7.3	1.4	(0.6)	(0.1)	8.0
Overseas mutual funds	1.0	0.2	(0.1)	(0.0)	1.1
Others	7.0	0.9	(0.7)	(0.3)	6.9

Total	¥104.0	¥42.3	¥(39.2)	¥19.5	¥126.6

Retail client assets increased from March 31, 2020 to March 31, 2021. The balances of our clients’ equity and equity-related products increased from March 31, 2020 to ¥82.3 trillion as of March 31, 2021, mainly due to market appreciation during the year. The balances of our clients’ investment trusts increased by ¥3.4 trillion from ¥15.9 trillion as of March 31, 2020 to ¥19.3 trillion as of March 31, 2021.
Retail client assets decreased from March 31, 2019 to March 31, 2020. The balances of our clients’ equity and equity-related products decreased by ¥9.2 trillion from ¥71.9 trillion as of March 31, 2019 to ¥62.7 trillion as of March 31, 2020, mainly due to the disruptions in the Japanese equity market from February 2020 reflecting the effect of the
COVID-19
pandemic and increase of net outflows. The balances of our clients’ investment trusts decreased by ¥1.0 trillion from ¥16.9 trillion as of March 31, 2019 to ¥15.9 trillion as of March 31, 2020.
Asset Management
Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2019	2020	% Change from previous year	2021	% Change from previous year
Non-interest revenue	¥89,607	¥85,190	(4.9)%	¥126,874	48.9%
Net interest revenue	8,238	7,415	(10.0)	7,900	6.5

Net revenue	97,845	92,605	(5.4)	134,774	45.5
Non-interest expenses	63,660	63,833	0.3	60,529	(5.2)

Income before income taxes	¥34,185	¥28,772	(15.8)%	¥74,245	158.0%

Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to unrealized gains recognized in respect of our investment in American Century Investments.
Net revenue
decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to unrealized losses recognized in respect of our investment in American Century Investments and the decrease in asset management and portfolio service fees.
Non-interest
expenses
decreased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to decreases in commission expenses related to fund management.
Non-interest
expenses
increased slightly from the year ended March 31, 2019 to the year ended March 31, 2020.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of March 31, 2020 and 2021.

	Billions of yen
	Year ended March 31, 2020
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥53,371	¥26,098	¥(25,076)	¥(3,745)	¥50,648
Nomura Corporate Research and Asset Management Inc.	3,011	568	(739)	(351)	2,489

Combined total	56,382	26,666	(25,815)	(4,096)	53,137
Shared across group companies	(5,008)	(882)	1,501	577	(3,812)

Total	51,374	25,784	(24,314)	(3,519)	49,325

	Billions of yen
	Year ended March 31, 2021
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥50,648	¥28,675	¥(27,705)	¥14,540	¥66,158
Nomura Corporate Research and Asset Management Inc.	2,489	871	(910)	771	3,221

Combined total	53,137	29,546	(28,615)	15,311	69,379
Shared across group companies	(3,812)	(1,141)	1,414	(1,187)	(4,726)

Total	49,325	28,405	(27,201)	14,124	64,653

In our investment trust business, asset under management increased primary due to the market appreciation during the year ended March 31, 2021.
The following table presents NAM’s share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2019, 2020 and 2021.

	March 31
	2019	2020	2021
Total of publicly offered investment trusts	28%	28%	28%
Stock investment trusts	26%	26%	26%
Bond investment trusts	45%	44%	44%
(Source) Nomura’s own calculation based on data published by the Investment Trusts Association, Japan.
Investment trust assets included in assets under management by NAM were ¥46.6 trillion as of March 31, 2021, a ¥12.6 trillion, 37% increase from March 31, 2020. This increase is due to positive net inflows of ¥2.8 trillion and market appreciation of ¥9.8 trillion. The balances of certain investment trusts, such as TOPIX Exchange Traded Fund and NIKKEI 225 Exchange Traded Fund increased.
Investment trust assets included in assets under management by NAM were ¥34.0 trillion as of March 31, 2020, a ¥1.6 trillion, 4% decrease from March 31, 2019. This decrease is due to positive net inflows of ¥1.4 trillion and market depreciation of ¥3.0 trillion. Despite the market depreciation, the balances of certain investment trusts, such as TOPIX Exchange Traded Fund increased.

Wholesale
Operating Results of Wholesale
The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses. Our Global Markets business comprises our Fixed Income and Equities businesses.

	Millions of yen
	Year ended March 31
	2019	2020	% Change from previous year	2021	% Change from previous year
Non-interest revenue	¥496,484	¥506,203	2.0%	¥524,019	3.5%
Net interest revenue	58,904	142,416	141.8	167,337	17.5

Net revenue	555,388	648,619	16.8	691,356	6.6
Non-interest expenses	666,787	556,399	(16.6)	627,051	12.7

Income (loss) before income taxes	¥(111,399)	¥92,220	—%	¥64,305	(30.3)%

Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021 despite the significant losses recognized in respect of the U.S. Prime Brokerage Event. Fixed Income revenues in Global Markets increased year on year due to a strong performance in rates, credit and securitization products. Equities revenues in Global Markets decreased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to recognizing trading losses in respect of the U.S. Prime Brokerage Event. Investment Banking revenue increased from the year ended March 31, 2020 to the year ended March 31, 2021 primarily due to increases in M&A advisory and equity financing deals during the year.
Net revenue
increased from the year ended March 31, 2019 to the year ended March 31, 2020. Fixed Income revenues increased year on year due to strong performance in foreign currency and emerging market products, and Equities revenues also increased due to higher client activities in response to the higher market volatilities. Income before income taxes for the year ended March 31, 2020 includes provisions for credit losses and negative fair value adjustments of approximately ¥35 billion primarily against lending activities due to market dislocation in March caused by the
COVID-19
pandemic.
Non-interest
expenses
increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to additional provisions for credit losses as a result of the U.S. Prime Brokerage Event.
Non-interest
expenses
decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to the goodwill impairment loss recognized in December 2018.
The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019	2020	% Change from previous year	2021	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥453,044	¥562,927	24.3%	¥575,533	2.2%
Investment Banking net revenue	102,344	85,692	(16.3)	115,823	35.2

Net revenue	¥555,388	¥648,619	16.8%	¥691,356	6.6%

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
Net
reve
nue
increased from the year ended March 31, 2020 to the year ended March 31, 2021. In our Fixed Income businesses,
Net revenue
increased from ¥337,480 million for the year ended March 31, 2020 to ¥441,893 million for the year ended March 31, 2021 primarily due to strong performance mainly in rates, credit and securitization products. In our Equities business,
Net revenue
decreased from ¥225,447 million for the year ended March 31, 2020 to ¥133,640 million for the year ended March 31, 2021, primarily due to recognizing a trading loss from the transactions with the U.S. client.
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
Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to increases in M&A advisory and equity financing deals during the year.
Net revenue
decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to market downturn from February 2020 resulting from the effect of the
COVID-19
pandemic.
Other Operating Results
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
Income (loss) before income taxes
in Other operating results were ¥(2,773) million for the year ended March 31, 2019, ¥99,163 million for the year ended March 31, 2020 and ¥(11,753) million for the year ended March 31, 2021, primarily due to a gain of ¥71,075 million resulting from the rights conversion related to the Tokyo Nihonbashi district redevelopment project and recognizing an impairment loss of ¥47,661 million on

Nomura’s equity method investments in Nomura Real Estate Holdings, Inc. which is one of our affiliated companies.
Other operating results for the year ended March 31, 2021 include the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥12,052 million and gains from changes in counterparty credit spreads of ¥11,988 million.
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
Critical Accounting Policies and Estimates
Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this annual report and which require the most difficult, subjective and complex judgments by management to develop estimates used in the application of these policies. Such estimates determined by management include estimates regarding the fair value of financial instruments and the outcome of litigation and other non-financial
assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in the consolidated financial statements. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on the consolidated financial statements.
The following table summarizes the critical accounting policies within our consolidated financial statements which have had the most significant impact on our financial condition and financial performance during the year ended March 31, 2021. For each such critical accounting policy, the following table also identifies the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions made by management during the year to derive those estimates and the financial impact of if we had used different estimates or assumptions during the year. Similar to the year ended March 31, 2020, we also summarize if/how the
COVID-19
pandemic has impacted application of these critical accounting policies during the year. See Note 1
“Summary of Accounting Policies”
in our consolidated financial statements included in this annual report for more information on the critical accounting policies we apply for all of these areas and the relevant additional footnotes referred to in the table for more information around how these critical accounting policies and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Effect of changes in estimates and assumptions during year ended March 31, 2021 (including impact of COVID-19)
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments
A significant portion of our financial instruments is carried at fair value. The fair value of these financial instruments are not only measured at quoted price but by other factors including valuation models and assumptions with judgement.

Election of appropriate valuation techniques

•  For financial instruments measured at fair value where quoted prices are available in active markets, Nomura generally uses the prices as level 1 inputs for determining the fair value of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair value of the financial instruments are measured by level 2 or level 3 input. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the fair value measured could be varied by the selection of those models and assumptions. When selecting valuation techniques, various factors such as the particular circumstances where these financial instruments are traded, availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

See Note 2
“Fair value measurements”
in our consolidated financial statements included in this annual report for Valuation methodology including active/ inactive principal market, as well as our policy in fair value hierarchy.

Although we have observed recovery in the financial markets, effects of the ongoing COVID-19 pandemic may still have adverse impact on price transparency of for certain financial instruments

Balance of financial instrument with level 3 hierarchy (assets net of derivative liabilities) during the year decreased from ¥722 billion to ¥566 billion. Level 3 financial assets as a proportion of total financial assets carried at fair value on a recurring basis was 5% as of March 31, 2021 (5% as of March 31, 2020.)

See Note 2,
“Fair Value of Financial Instruments”
for further quantitative and qualitative information regarding level 3 inputs, including how increases in those inputs would affect the fair value of the underlying financial instrument.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Effect of changes in estimates and assumptions during year ended March 31, 2021 (including impact of COVID-19)
Significance of level 3 inputs • Fair value measurement is more judgmental in respect of level 3 financial instruments, which are valued based on significant non-market based unobservable inputs

Litigation provisions Note 21 “Commitments, contingencies and guarantees”	Determination of whether a loss is probable and measurement of provisions and reasonably possible loss
In the normal course of business, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any penalties or settlements Nomura chooses to make to resolve the matter could be significant to Nomura’s results of operation.

Determination if a loss is probable

•  Recognition of litigation provisions are only required if a loss is probable and can be reasonably estimated.

•  Significant judgment required in deciding whether loss from litigation, investigations, claims or other actions is probable or just reasonably possible.

•  Such judgment usually involves consideration of external legal counsel opinion, our own historical experiences in court and similar matters, the progress of regulatory investigation or litigation proceedings and management or our counterparty’s appetite to settle the matter.

•  If a loss is only considered to be reasonably possible, no provision is required.

Measurement of a probable / reasonably possible loss

•  Once a loss has been determined as being probable of occurring, a provision is recognized when a loss is probable and the amount of such loss or range of loss can be reasonably estimated.

See Note 21 “
Commitments, contingencies and guarantees
” in our consolidated financial statements included in this annual report for details of the various legal matters Nomura is currently involved with, including those where provisions have been recognized or where loss is only considered reasonably possible.

While
COVID-19
continues to delay the potential resolution of certain litigation matters, no direct significant impact on litigation provisions as of March 31, 2021 and reasonably possible loss disclosed.

If we concluded as of June 25, 2021 that for those cases where an estimate of the range of reasonably possible losses can be made, such loss was actually now probable, we would recognize additional legal provisions through earnings of ¥48 billion. However this does not include the impact of probable losses where we cannot reasonably estimate the loss. See Note.21.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Effect of changes in estimates and assumptions during year ended March 31, 2021 (including impact of COVID-19)

•  Where a loss is not probable but reasonably possible and an estimate of the range of reasonably possible losses can be made based on current information available as of the date of its consolidated financial statements, the reasonably possible maximum loss in excess of amounts recognized as a liability is disclosed.

•  This determination is often inherently difficult due to the uncertainties, especially for legal claims or regulatory review that are indeterminate or still at an early stage.

•  Similarly for other matters, there could be a wide range of possible outcomes.

•  For certain exceptional matters, given the inherent complexities where we believe a loss is probable or reasonably possible, we may be unable to reasonably estimate the loss and therefore we are unable to recognize a provision or disclose the reasonably possible maximum loss in excess of amounts recognized as a liability for the matter. In these situations, we disclose this fact.

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis were 5% as of March 31, 2021 (5% as of March 31, 2020) as listed below:

	Billions of yen
	March 31, 2021
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥7,862	¥8,446	¥673	¥—	¥16,981
Derivative assets	43	15,801	162	(14,786)	1,220

Total	¥7,905	¥24,247	¥835	¥(14,786)	¥18,201

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
Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are determined based on quoted market prices or valuation models. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2020
	Assets	Liabilities
Listed derivatives	¥559	¥716
OTC derivatives	1,383	1,093

	¥1,942	¥1,809

	Billions of yen
	March 31, 2021
	Assets	Liabilities
Listed derivatives	¥179	¥543
OTC derivatives	1,041	952

	¥1,220	¥1,495

The following table presents the fair value of OTC derivative assets and liabilities as of March 31, 2021 by remaining contractual maturity.

	Billions of yen
	March 31, 2021
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting (1)	Total fair value
OTC derivative assets	¥1,572	¥1,138	¥803	¥488	¥2,699	¥(5,659)	¥1,041
OTC derivative liabilities	1,769	1,095	775	566	2,172	(5,425)	952

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
The following table sets forth our exposure to leveraged finance with unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of March 31, 2021.

	Millions of yen
	March 31, 2021
	Funded	Unfunded	Total
Europe	¥3,454	¥80,888	¥84,342
Americas	8,322	94,058	102,380
Asia and Oceania	16,171	11,388	27,559

Total	¥27,947	¥186,334	¥214,281

Special Purpose Entities (“SPEs”)
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
See Note 1“
Summary of accounting policies: New accounting pronouncements adopted during the current year
” in our consolidated financial statements included in this annual report.

Deferred Tax Assets
Details of deferred tax assets and liabilities
The following table presents details of deferred tax assets and liabilities reported within
Other assets—Other and Other liabilities
, respectively, in the consolidated balance sheets as of March 31, 2021.

Millions of yen
March 31, 2021
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥22,770
Investments in subsidiaries and affiliates	20,220
Valuation of financial instruments	73,905
Accrued pension and severance costs	19,947
Other accrued expenses and provisions	60,280
Operating losses	353,326
Lease liabilities	52,251
Other	15,011

Gross deferred tax assets	617,710
Less — Valuation allowances	(428,014)

Total deferred tax assets	189,696

Deferred tax liabilities
Investments in subsidiaries and affiliates	85,636
Valuation of financial instruments	40,807
Undistributed earnings of foreign subsidiaries	2,486
Valuation of fixed assets	23,521
Right-of-use assets	51,671
Other	5,546

Total deferred tax liabilities	209,667

Net deferred tax assets (liabilities)	¥(19,971)

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
To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2021, our liquidity portfolio was ¥5,658.3 billion which sufficiently met liquidity requirements under the stress scenarios.
The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2020 and 2021 and averages maintained for the years ended March 31, 2020 and 2021. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2020	March 31, 2020	Average for year ended March 31, 2021	March 31, 2021
Cash, cash equivalents and time deposits (1)	¥2,323.6	¥2,540.4	¥2,775.9	¥2,765.0
Government debt securities	2,371.5	2,412.2	3,082.8	2,641.2
Others (2)	310.6	401.8	254.0	252.1

Total liquidity portfolio	¥5,005.7	¥5,354.4	¥6,112.7	¥5,658.3

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2020 and 2021 and averages maintained for the years ended March 31, 2020 and 2021. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2020	March 31, 2020	Average for year ended March 31, 2021	March 31, 2021
Japanese Yen	¥1,500.6	¥1,341.9	¥2,298.1	¥966.5
U.S. Dollar	2,219.9	2,732.5	2,441.2	3,367.1
Euro	818.4	789.5	795.1	793.5
British Pound	310.5	315.5	405.4	333.8
Others (1)	156.3	175.0	172.9	197.5

Total liquidity portfolio	¥5,005.7	¥5,354.4	¥6,112.7	¥5,658.3

(1)	Includes other currencies such as the Australian dollar, the Canadian dollar and the Swiss franc.
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
” in our consolidated financial statements included within this annual report.
The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2020 and 2021.

	Billions of yen
	March 31, 2020	March 31, 2021
NHI and NSC (1)	¥1,382.9	¥981.8
Major broker-dealer subsidiaries	2,645.8	2,632.6
Bank subsidiaries (2)	775.8	752.6
Other affiliates	549.9	1,291.3

Total liquidity portfolio	¥5,354.4	¥5,658.3

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
2.    Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.
In addition to our liquidity portfolio, we had ¥2,771.6 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2021 was ¥8,429.9 billion, which represented
287.8%
of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2020	March 31, 2021
Net liquidity value of other unencumbered assets	¥2,573.6	¥2,771.6
Liquidity portfolio	5,354.4	5,658.3

Total	¥7,928.0	¥8,429.9

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
We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese
Yen denominated long-term debt increased to 47.2% of total long-term debt outstanding as of March 31, 2021 from 46.1% as of March 31, 2020.
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
The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2020 and 2021.

	Billions of yen
	March 31, 2020	March 31, 2021
Short-term bank borrowings	¥572.1	¥265.8
Other loans	154.3	138.7
Commercial paper	525.1	460.0
Deposits at banking entities	1,116.2	1,149.9
Certificates of deposit	12.1	83.6
Debt securities maturing within one year	692.5	831.5

Total short-term unsecured debt	¥3,072.3	¥2,929.5

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
The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2020 and 2021.

	Billions of yen
	March 31, 2020	March 31, 2021
Long-term deposits at banking entities	¥147.9	¥109.0
Long-term bank borrowings	2,591.5	2,635.2
Other loans	82.5	74.2
Debt securities (1)	3,522.1	3,877.9

Total long-term unsecured debt	¥6,344.0	¥6,696.3

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
”

3.3    Maturity Profile
We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.7 years as of March 31, 2021. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.
On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 8.1 years as of March 31, 2021. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 6.5 years as of March 31, 2021.

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
As of March 31, 2021, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.
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
In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in
minimum standards. Average of Nomura’s LCRs for the three months ended March 31, 2021 was 192.4%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by Financial Services Agency (on March 31, 2021) and NSFR will be implemented from the end of September 2021.
Cash Flows
Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 2020, we recorded net cash outflows from operating activities and net cash inflow from investing and financing activities. For the year ended March 2021, we recorded net cash inflows from operating activities and net cash outflow from investing and financing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2020 and 2021.

	Billions of yen
	Year Ended March 31
	2020	2021
Net cash provided by (used in) operating activities	¥(15.9)	¥665.8
Net income	219.4	160.4
Trading assets and private equity and debt investments	(2,754.7)	1,468.4
Trading liabilities	429.0	777.7
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	2,224.4	(1,453.9)
Securities borrowed, net of securities loaned	291.8	(1,242.5)
Other, net	(425.7)	955.7
Cash flows from investing activities:	216.3	(139.0)
Cash flows from financing activities:	332.1	(269.9)
Long-term borrowings, net	(38.4)	(1.0)
Increase in short-term borrowings, net	656.2	(325.2)
Increase (decrease) in deposits received at banks, net	(93.3)	126.2
Other, net	(192.5)	(69.9)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(27.3)	60.8

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	505.2	317.7
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,687.1	3,192.3

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥3,192.3	¥3,510.0

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.
For the year ended March 31, 2021, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥317.7 billion to ¥3,510.0 billion. Net cash of ¥269.9 billion was used in financing activities due to net cash outflows of ¥325.2 billion from
Short-term borrowings
. As part of trading activities, while there were net cash inflows of ¥2,246.1 billion mainly due to a decrease in
Trading assets and Private equity and debt investments,
they were offset by net cash outflows of ¥2,696.4 billion from repo transactions and securities borrowed and loaned transactions such as
Securities purchased under agreements to resell, Securities sold under agreements to repurchase
, and
Securities borrowed, net of Securities loaned.
As a result, net cash of ¥665.8 billion was provided by operating activities.
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

Balance Sheet and Financial Leverage
Total assets as of March 31, 2021, were ¥42,516.5 billion, a decrease of ¥1,483.3 billion compared with ¥43,999.8 billion as of March 31, 2020, reflecting primarily a decrease in
Trading assets
. Total liabilities as of March 31, 2021, were ¥39,760.0 billion, a decrease of ¥1,508.5 billion compared with ¥41,268.6 billion as of March 31, 2020, reflecting primarily a decrease in
Securities sold under agreements to repurchase
. NHI shareholders’ equity as of March 31, 2021 was ¥2,694.9 billion, an increase of ¥41.5 billion compared with ¥2,653.5 billion as of March 31, 2020, primarily due to an increase in
Retained earnings
.
We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.
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
The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2020 and 2021.

	Billions of yen, except ratios
	March 31
	2020	2021
NHI shareholders’ equity	¥2,653.5	¥2,694.9
Total assets	43,999.8	42,516.5
Adjusted assets (1)	28,092.7	26,477.0
Leverage ratio (2)	16.6 x	15.8 x
Adjusted leverage ratio (3)	10.6 x	9.8 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed . Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31
	2020	2021
Total assets	¥43,999.8	¥42,516.5
Less:
Securities purchased under agreements to resell	12,377.3	10,775.1
Securities borrowed	3,529.8	5,264.4

Adjusted assets	¥28,092.7	¥26,477.0

Total assets decreased by 3.4% reflecting primarily a decrease in
Trading assets
. Total NHI shareholders’ equity increased by 1.6% reflecting primarily an increase in
Retained earnings
. As a result, our leverage ratios were 16.6 times as of March 31, 2020 and 15.8 times as of March 31, 2021.
Adjusted assets decreased primarily due to a decrease in
Trading assets
. As a result, our adjusted leverage ratios were 10.6 times as of March 31, 2020 and 9.8 times as of March 31, 2021.

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
Dividends for the Fiscal Year
Based on our Capital Management Policy described above, we paid a dividend of ¥20 per share to shareholders of record as of September 30, 2020 and have decided to pay a dividend of ¥15 per share to shareholders of record as of March 31, 2021. As a result, the total annual dividend will be ¥35 per share.
The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2016	¥—	¥10.00	¥—	¥3.00	¥13.00
2017	—	9.00	—	11.00	20.00
2018	—	9.00	—	11.00	20.00
2019	—	3.00	—	3.00	6.00
2020	—	15.00	—	5.00	20.00
2021	—	20.00	—	15.00	35.00
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
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2021, our common equity Tier 1 capital ratio is 15.81%, Tier 1 capital ratio is 17.80% and consolidated capital adequacy ratio is 17.83% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2021 is 7.52% for the common equity Tier 1 capital ratio, 9.02% for the Tier 1 capital ratio and 11.02% for the consolidated capital adequacy ratio).
In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalisation Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57
-17
of the Financial Instruments and Exchange Act” (the ”TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of March 31, 2021, our external TLAC as a percentage of risk-weighted assets is 23.06% and we are in compliance with the requirement set out in the TLAC Notification.
The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of March 31, 2020 and March 31, 2021.

	Billions of yen, except ratios
	March 31
	2020	2021
Common equity Tier 1 capital	¥2,404.6	¥2,522.1
Tier 1 capital	2,571.5	2,840.5
Total capital	2,602.4	2,845.2
Risk-Weighted Assets
Credit risk-weighted assets	7,634.7	8,550.9
Market risk equivalent assets	5,549.3	4,951.6
Operational risk equivalent assets	2,490.5	2,448.5

Total risk-weighted assets	¥15,674.5	¥15,951.0

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	15.34%	15.81%
Tier 1 capital ratio	16.40%	17.80%
Consolidated capital adequacy ratio	16.60%	17.83%
External TLAC as a percentage of risk-weighted assets	—	23.06%
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
Consolidated Leverage Ratio Requirements
In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article
57-17
of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of coronavirus
(“COVID-19”)
pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020 to March 31, 2021. In March 2021, the FSA announced this measure will be extended for one year due to the continuous uncertainty regarding the impact of
COVID-19.
As of March 31 2021, our consolidated leverage ratio is 5.63%.
In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of March 31, 2021, our external TLAC as a percentage of leverage ratio exposure measure is 8.24% and we are in compliance with the requirement set out in the TLAC Notification.
Regulatory changes which affect us
The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.
On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a minimum liquidity standard including a
30-day
liquidity coverage ratio as well as a longer-term structural liquidity ratio. These standards were implemented from 2013, which includes transitional treatment, (i.e., they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, Basel III: The Net Stable Funding Ratio and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.
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
Furthermore, according to the FSA’s revised policy published in April 2018, which is subject to change based on future international discussions, the preferred resolution strategy for the TLAC Covered SIBs is Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the top of a group by a single national resolution authority (i.e., the FSA), although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant the TLAC Covered SIBs in crisis.
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
On July 28, 2020, Fitch Ratings changed the Outlook on Japan from Stable to Negative. Accordingly, on August 5, 2020, the Outlook of the A- Issuer Default Rating of the Company and NSC was changed from Stable to Negative.
On September 14, 2020, Moody’s Investors Service changed the Outlook of the Baa1 Long Term Issuer Rating of the Company and the A3 Long Term Issuer Rating of NSC from Negative to Stable.
On November 13, 2020, Fitch Ratings changed the Outlook of the
A-
Issuer Default Rating of the Company and NSC from Negative to Stable and removed the negative watch on the bbb+ viability ratings.
On March 31, 2021, Fitch Ratings placed the bbb+ viability ratings of the Company and NSC on negative watch.
On March 31, 2021, Moody’s Investors Service changed the Outlook of the Baa1 Long Term Issuer Rating of the Company and the A3 Long Term Issuer Rating of NSC from Stable to Negative.
On March 31, 2021, Rating and Investment Information, Inc. changed the issuer rating of the Company from A+ to A.
As of May 28, 2021, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+ (Stable)
Moody’s Investors Service	—	Baa1 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A(Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A- (Stable)
Moody’s Investors Service	P-2	A3 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A+ (Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)
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
The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2021.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥206,072	¥174,864	¥11,722	¥281	¥19,205
Long-term borrowings (1)	7,851,677	463,710	1,451,430	2,375,311	3,561,226
Contractual interest payments (2)	714,585	90,749	148,389	106,442	369,005
Operating lease commitments (3)	218,717	42,411	60,702	46,952	68,652
Purchase obligations (4)	121,604	30,120	26,367	64,649	468
Commitments to extend credit (5)	2,301,943	1,506,760	198,334	204,430	392,419
Commitments to invest	136,367	111,576	2,339	4,338	18,114

Total	¥11,550,965	¥2,420,190	¥1,899,283	¥2,802,403	¥4,429,089

(1)
The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2021.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
(4)
The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables. Includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.

(5)	Contingent liquidity facilities to central clearing counterparties are included.
Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.
In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,725 billion for reverse repurchase agreements and ¥1,533 billion for repurchase agreements as of March 31, 2021.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management.
Directors
The following table provides information about Directors of the Company as of June 25, 2021.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	Director Chairman of Board Directors Member of the Nomination Committee Member of the Compensation Committee Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2020	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	Director, Representative Executive Officer, President and Group CEO Representative Director and President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Managing Director, and Group Co-COO and Head of Americas (based in New York) of the Company Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Managing Director and Deputy President, Group Co-COO of the Company
		Apr. 2020	Representative Executive Officer and President, Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2021	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Tomoyuki Teraguchi (Aug. 4, 1962)	Director, Representative Executive Officer and Deputy President Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1986	Joined the Company
		Apr. 2009	Senior Managing Director and Global Equity Strategy Office of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Managing Director and Global Markets Joint COO of Nomura Securities Co., Ltd.
		Feb. 2013	Senior Managing Director and Global Markets COO of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director, Global Markets COO and Global Research of Nomura Securities Co., Ltd.
Apr. 2016
Senior Managing Director, Group Compliance Head and Operations of the Company
Representative Executive Officer, Compliance Division and Operations of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

Apr. 2017
Senior Managing Director, Group Compliance Head and Operations of the Company
Representative Executive Officer, Senior Corporate Managing Director, Compliance Division and Operations of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

May. 2019
Executive Managing Director and Chief Compliance Officer of the Company
Representative Director, Executive Vice President, Compliance and Legal of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

Apr. 2020
Executive Managing Director, Chief of Staff and Chief Compliance Officer of the Company
Representative Director and Deputy President, Compliance and Legal of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Apr. 2021
Representative Executive Officer, Deputy President, Chief of Staff and Chief Compliance Officer of the Company
Representative Director and Deputy President and Chief of Staff of Nomura Securities Co., Ltd.

Jun. 2021
Director, Representative Executive Officer, Deputy President, Chief of Staff and Chief Compliance Officer of the Company (Current)
Representative Director, Deputy President and Chief of Staff of Nomura Securities Co., Ltd. (Current)

Shoji Ogawa (Aug. 9, 1964)	Director Member of the Audit Committee (full-time) Statutory Auditor of Nomura Financial Products & Services, Inc.	Apr. 1987	Joined the Company
		Apr. 2007	Head of Investment Banking Strategic Planning Dept of Nomura Securities Co., Ltd.
		Oct. 2008	Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd.
		Jul. 2009	Head of Capital Markets Dept. of Nomura Securities Co., Ltd.
		Apr. 2012	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
		Jul. 2013	Head of Office of Audit Committee of the Company Head of Office of Audit Committee of Nomura Securities Co., Ltd.
		Aug. 2016	Head of Office of Non-Executive Directors and Audit Committee of the Company Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director and Group Internal Audit of the Company Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.
		Apr. 2021	Advisor of the Company
		Jun. 2021	Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kazuhiko Ishimura (Sep. 18, 1954)
Outside Director
Chairman of the Nomination Committee
Chairman of the Compensation Committee
Outside Director of TDK Corporation
Outside Director of IHI Corporation
President of the National Institute of Advanced Industrial Science and Technology
		Apr. 1979	Joined Asahi Glass Co., Ltd. (currently, AGC Inc.) (“AGC”)
		Jan. 2006	Executive Officer and GM of Kansai Plant of AGC
		Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of AGC
		Mar. 2008	Representative Director and President & COO of AGC
		Jan. 2010	Representative Director and President & CEO of AGC
		Jan. 2015	Representative Director & Chairman of AGC
		Jan. 2018	Director & Chairman of AGC
		Jun. 2018	Outside Director of the Company (Current)
		Mar. 2020	Director of AGC
		Apr. 2020	President of the National Institute of Advanced Industrial Science and Technology (Current)

Takahisa Takahara (Jul. 12, 1961)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Representative Director, President & CEO of Unicharm Corporation Outside Director of Calbee, Inc.	Apr. 1991	Joined Unicharm Corporation
		Jun. 1995	Director of Unicharm Corporation
		Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
		Jun. 1997	Senior Director of Unicharm Corporation
		Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
		Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
		Jun. 2001	Representative Director, President of Unicharm Corporation
		Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
		Jun. 2021	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Noriaki Shimazaki (Aug. 19, 1946)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd. Outside Director of Loginet Japan Co., Ltd.	Apr. 1969	Joined Sumitomo Corporation
		Jun. 1998	Director of Sumitomo Corporation
		Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
		Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
		Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
		Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
		Jan. 2009	Trustee of the IASC (currently, IFRS Foundation)
		Jul. 2009	Special Advisor of Sumitomo Corporation
		Jun. 2011	Director of the Financial Accounting Standards Foundation Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
		Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2016	Outside Director of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)
		Aug. 2019	Senior Advisor of the IFRS Foundation Asia-Oceania Office (Current)

Mari Sono (Feb. 20, 1952)	Outside Director Member of the Audit Committee Auditor of WASEDA University	Oct. 1976	Joined NISSHIN Audit Corporation(*)
		Mar. 1979	Registered as Certified Public Accountant
		Nov. 1988	Partner of CENTURY Audit Corporation(*)
		Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
		Dec. 1994	Senior Partner, CENTURY Audit Corporation(*)
		Oct. 2002	Member of Secretariat of the Information Disclosure, Cabinet Office (currently, Secretariat of the Information Disclosure and Personal Information Protection Review Board, Ministry of Internal Affairs and Communications)
		Apr. 2005	External Comprehensive Auditor, Tokyo
		Jul. 2008	Senior Partner of Ernst & Young ShinNihon LLC
		Aug. 2012	Retired Ernst & Young ShinNihon LLC
		Dec. 2013	Commissioner of the Securities and Exchange Surveillance Commission
		Jun. 2017	Outside Director of the Company (Current) *Each of the corporation is currently Ernst & Young ShinNihon LLC

Laura Simone Unger (Jan. 8, 1961)
Outside Director
Independent Director of CIT Group Inc.
Independent Director of Navient Corporation
Independent Director of Nomura Holding America Inc.
Independent Director of Nomura Securities International, Inc.
Independent Director of Nomura Global Financial Products Inc.
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
Victor Chu (Jun. 20, 1957)
Outside Director
Chairman and Chief Executive Officer of First Eastern Investment Group
Chair of Council, University College London
Co-Chair,
International Business Council of the World Economic Forum
Independent Director of Airbus SE
		Dec. 1982	Solicitor of the Supreme Court, Hong Kong
		Jan. 1988	Chairman and Chief Executive Officer of First Eastern Investment Group (Current)
		Oct. 1988	Director and Council Member of the Hong Kong Stock Exchange
		Jun. 1992	Advisory Committee Member of the Securities and Futures Commission, Hong Kong
		Aug. 2003	Foundation Board Member of the World Economic Forum
		Apr 2018	Independent Director of Airbus SE (Current)
		Jun. 2021	Outside Director of the Company (Current)

J.Christopher Giancarlo (May 12, 1959)
Outside Director
Senior Counsel of Willkie Farr & Gallagher LLP
Independent Director of the American Financial Exchange
Chairman of Common Securitization Solutions LLC
Independent Director of BlockFi Inc.
Principal of Digital Dollar Project
		Sep. 1984	Associate Attorney of Mudge Rose Guthrie Alexander & Ferdon
		Oct. 1985	Associate Attorney of Curtis, Mallet-Prevost, Colt & Mosle
		Jan. 1992	Attorney, Founding Partner of Giancarlo & Gleiberman
		Sep. 1997	Attorney, (Equity) Partner of Thelen Reid Brown Raysman & Steiner
		Apr. 2000	Vice President and Legal Counsel of Fenics Software
		Apr. 2001	Executive Vice President of GFI Group Inc.
		Jun. 2014	Commissioner of the U.S. Commodity Futures Trading Commission
		Jan. 2017	Chairman of the U.S. Commodity Futures Trading Commission
		Oct. 2019	Independent Director of the American Financial Exchange (Current)
		Jan. 2020	Senior Counsel of Willkie Farr & Gallagher LLP (Current)
		Jun. 2021	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Patricia Mosser (Feb. 14, 1956)
Outside Director
Senior Research Scholar*
Director of the MPA Program in Economic Policy Management*
Director of Central Banking and Financial Policy*
*Positions at Columbia University, School of International and Public Affairs
		Jul. 1986	Assistant Professor, Economics Department, Columbia University
		Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
		Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
		Jan. 2007	Board Member of the American Economic Association’s Committee on the Status of Women in the Economics Profession
		Jun. 2007	Member of the Markets Committee, Bank for International Settlements
		Jan 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
		Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department
		Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)
		Jun. 2015	Senior Research Scholar and Director of Central Banking and Financial Policy at Columbia University’s School of International and Public Affairs (Current)
		Jun. 2021	Outside Director of the Company (Current)
Among the Directors listed above Kazuhiko Ishimura, Takahisa Takahara, Noriaki Shimazaki, Mari Sono, Laura Simone Unger, Victor Chu, J.Christopher Giancarlo and Patricia Mosser satisfy the requirements for an “Outside Director” under the Companies Act.

Executive Officers
The following table provides information about the Company’s Executive Officers as of June 25, 2021.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Tomoyuki Teraguchi (Aug. 4, 1962)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Toshiyasu Iiyama (Feb. 24, 1965)	Executive Managing Director Head of China Committee Chief Health Officer Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2012	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Managing Director and Chief Health Officer of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Takumi Kitamura (Nov. 26, 1966)	Executive Managing Director Chief Financial Officer Director, Executive Vice President of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
		Apr. 2016	Executive Managing Director and Chief Financial Officer of the Company Executive Managing Director and Financial Officer of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2019	Executive Managing Director and Chief Financial Officer of the Company Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Managing Director and Chief Financial Officer of the Company (Current) Director, Executive Vice President of Nomura Securities Co., Ltd. (Current)

Sotaro Kato (Oct. 9, 1969)	Executive Managing Director Chief Risk Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Sep. 2002	Joined the Company
		Apr. 2020	Executive Managing Director and Chief Risk Officer of the Company (based in New York) (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Toru Otsuka (Jun. 5, 1967)	Executive Managing Director Chief Strategy Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1991	Joined the Company
		Apr. 2018	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		May. 2019	Senior Managing Director and Chief Strategy Officer of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Managing Director and Chief Strategy Officer of the Company (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)
B. Compensation of Statutory Officers
Nomura’s compensation program for statutory officers is outlined as following.
1.    Revision of Management Strategy and Compensation program of Statutory Officers
We renewed our business execution structure on April 1, 2020 and publicly released our new management vision and business strategy on May 19, 2020. In order to make sure that the management vision and business strategy are appropriately in line with our compensation program, we revised the method of determination for compensation of Statutory Officers as follows from the fiscal year, through discussion in the Compensation Committee. Also, an outside director Hiroshi Kimura assumed the position of the chairman of the Nominating Committee and the Compensation Committee since June 24, 2019. Now that other outside director Kazuhiko Ishimura assumed the position since June 21, 2021.

Items	Before revision	After revision
Key performance implementation (KPI) regarding Performance-Linked Compensation	Pre-Tax Income (PTI) Earnings Per Share (EPS) Dividend Per Share Share price	Return on Equity (ROE) (1)

Determination method for amounts of Performance-Linked Compensation
(Comprehensive consideration method)
In addition to 4 (four) types of indicators above, each responsibility, performance, and trends of compensation of other global competitive firms and the industry etc. are comprehensively considered.

(Determination of the achievement of KPI targets by qualitative evaluation etc.)
Determined by considering qualitative evaluation etc. by the Compensation Committee, based on the level of achievement in actual value against the target value regarding KPI.

Determination method for compensation of each Statutory Officers		Determined linkage with each KPI for compensation in align with each responsibility in advance. At the end of the fiscal year, finally determined by considering each contribution, performance of its responsible area, qualitative evaluation etc.

Nominating Committee and Compensation Committee	(On and before June 23, 2019) Chairman: Nobuyuki Koga (chairman of board of directors, non-executive director) Member: Hiroshi Kimura (outside directors) Member: Kazuhiko Ishimura (outside directors)	(On and after June 21, 2021) Chairman: Kazuhiko Ishimura (outside directors) Member: Takahisa Takahara (outside directors) Member: Koji Nagai (chairman of board of directors, non-executive director)

(1)
The reason for selecting ROE as KPI is that it is set out in management vision and business strategy, which is publicly announced on May 19, 2020, as the most important indicator for assessment of business growth.

2.    Compensation Policy and Compensation Scheme
(1) Compensation policy
We have developed Nomura Group compensation policy for all the employees and statutory officers (“Group Compensation Policy”) and Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc. to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. The Compensation Committee has been setting those policies with discussion for its appropriateness on every fiscal year.

Group Compensation Policy is as follows.

Group Compensation Policy is based around the following six key themes. It aims to:

”Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:
Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.
1) Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•
A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2) Yearly Bonus

•
Yearly bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•
Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3) Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•
Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

(2) Scheme and details of Compensation for Directors and Executive Officers
1) Scheme of Compensation and Directors and Executive Officers and calculation method.

The result of Total Compensation (hereafter “TC”) for the President and the Group CEO regarding the fiscal year ended as of March 31, 2021 is as follows.

			(Millions of yen, except percentages)
Base Salary (Fixed Compensation)			Yearly Bonus (Variable Compensation)			Total Compensation (TC)
Base cash salary	Equity-linked compensation	Subtotal	Cash Bonus	Deferred Compensation	Subtotal
102.0	17.4	119.4	100.5	100.5	201.0	320.4
31.8%	5.4%	37.3%	31.4%	31.4%	62.7%	100.0%
The percentage of Base Salary (Fixed Compensation) and Yearly Bonus (Variable Compensation) in TC is approximately 40% : 60%. Also, Base Salary (Fixed Compensation) includes equity-linked compensation, which is delivered by Nomura’ shares after the relevant fiscal year, same as deferred compensation. To be in line with overall responsibility of business execution of the Nomura Group, approximately 40% (equity-linked compensation, which is a part of Base Salary (Fixed Compensation), and deferred compensation) of TC are paid as equity-linked compensation, which leads to the alignment of interest with shareholders and appropriate medium-term incentives.
2) Calculation method of the Yearly Bonus
(less than)Outline of calculation method(greater than)
In calculating the Yearly Bonus for the Directors and the Executive Officers, a different calculation method is applied depending on the position.
(less than)Specific calculation method by position(greater than)

•
With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Yearly Bonus is calculated based on the level of achievement in actual value against the target value regarding ROE. In addition, TC, including the Base Salary and the Yearly Bonus, is determined by considering, as needed, qualitative evaluation etc. by the Compensation Committee.

•
With respect to the Executive Officers, same as the President and the Group CEO, given the responsibility of business execution for the Nomura Group, an individual ratio is applied to calculate their basic amounts of the Yearly Bonus. In addition, the Yearly Bonus and TC are determined by reflecting the qualitative evaluation etc. such as the performance and contribution for their responsible area.

•	With respect to the chairman of the Board of Directors, it is treated in the same matter as the Executive Officers.
(less than)Actual value regarding the performance indicator used for the calculation of the Yearly Bonus(greater than)

Performance Indicator	Target value	Actual value for the Fiscal Year
ROE	8.0%	5.7%

3)	Yearly Bonus of Director of the audit committee member and Outside Directors
With respect to the Director of the audit committee member is paid in cash only, to exclude equity-linkage of its compensation, so as to keep its independency from business execution. Also, Outside Directors are out of the scope of the Yearly Bonus

4)	Matters relating to Non-Monetary Compensation
(1) Deferred Compensation (equity-linked compensation)
The Company sets half of the amount of the Yearly Bonus of the Directors and Executive Officers. In principle, equity-linked compensation (Restricted Stock Unit (“RSU”), Notional Stock Unit (“NSU”) ) that falls under the
Non-Monetary
Compensation is used for payment of the amount.

(2) Outline of current Deferred Compensation Awards.
The outline of current Deferred Compensation Awards is as follows.

Type of award		Key features
RSU awards	•	Settled in Nomura’s common stock.
	•	Graded vesting period is set as three years in principle.
	•	It is introduced as the Deferred Compensation since the fiscal year ended March 31, 2018.
	•	In principle, it has been granted in May every year.
NSU awards	•	Linked to the price of Nomura’s common stock and cash—settled.
	•	Same as RSU awards, graded vesting period is set as three years in principle.
	•	Following the introduction of RSU as a principle vehicle in 2018 NSU awards are less commonly used in Nomura.
	•	Same as RSU awards, in principle, it has been granted in May every year.
As stated above, RSU awards have been introduced as a principle vehicle from the fiscal year ended as of March 31, 2018 and replaced with stock acquisition rights and other awards.
(3) Effect of payment of deferred compensation as equity-related compensation
By providing deferred compensation as equity-linked compensation, the economic value of the compensation is linked to the stock price of Nomura, and a certain vesting period is set.

•	Alignment of interests with shareholders.

•	Clawback by prescribing requirements such as voluntary retirement and violation of regulations.

•
Medium-term incentives (*) and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.

*
In line with the introduction of RSU, among the equity-linked compensation, as the principal vehicle for Deferred Compensation, in principle, Nomura’s common stock will be paid instead of cash over the three year deferral period from the fiscal year following the fiscal year in which the deferred compensation was granted. Since the number of shares to be paid is determined based on the Nomura’s share price at the time of grant, the increase in Nomura’s share price will increase the economic value of Deferred Compensation at the time of vest. Since the increase in share prices reflects the increase in corporate value, alignment of interest with that of shareholders, in addition to medium-term incentive effects for the Directors and Executive Officers, will be achieved.

•	Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.
(4) Clawback prescribed in Deferred Compensation
Any voluntary resignation, material modification of the financial statements, material breach of Nomura’s internal policies and regulations etc. are subject to forfeiture, reduction or clawback (Conclusion of individual contracts including “clawback clause”).

(5) Deferred Compensation program in the past
For fiscal years ended March 31, 2017 and prior fiscal years, we granted SAR Plan B awards as a type of core deferral award to Statutory Officers and emloyees, which are stock unit awards linked to price of the Company’s common stock pursuant to several stock unit plans designed to replicate the structure of restricted stock awards commonly used in the United States and Europe. These awards are physically-settled upon exercise into the Company’s common stock, have an exercise price of ¥1 per share and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations, and are subject to forfeiture, reduction or clawback in the same way as the above awards.
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
3.    Compensation for Directors and Executive Officers
Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, a Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with our applicable compensation policy.
(1) Aggregate Compensation for Directors and Officers

	Number of People (1)	Millions of yen
		Year ended March 31, 2021
		Base Salary (2,3)	Performance- linked compensation (4)	Non-monetary compensation (Deferred Compensation) (5)	Total
Directors	10	¥290	¥66	¥226	¥582
(Outside Directors included in above)	(6)	(130)	( —)	( —)	(130)
Executive Officers	6	420	240	364	1,024

Total	16	¥710	¥306	¥590	¥1,606

(1)
The number of people includes two Directors who retired in June 2020. There were eight Directors and six Executive Officers as of March 31, 2021. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

(2)	Base Salary of ¥710 million includes other compensation (commuter pass allowance) of ¥850 thousand.
(3)	In addition to base salary of Executive Officers, ¥16 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
(4)	Out of the Yearly Bonus, amounts to be paid in cash after the Fiscal Year close are shown.
(5)
Deferred compensation (such as RSU and stock options) granted during and prior to the fiscal year ended March 31, 2021 is recognized as expense in the financial statements for the fiscal year ended March 31, 2021.

(6)	Subsidiaries of the Company paid ¥65 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2021.
(7)	The Company abolished retirement bonuses to Directors in 2001.

(2) Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation (1)
Name	Company	Category	Base Salary	Equity Compensation (RSUs)	Total	Cash Bonus	Deferred Compensation (RSUs, etc.)	Total	Total
Koji Nagai	Nomura	Chairman of the Board of Directors	¥91.2	¥0	¥91.2	¥50.5	¥50.5	¥101.0	¥192.2
Kentaro Okuda (2)	Nomura	Director, Representative Executive Officer (Group CEO)	¥102.0	¥17.4	¥119.4	¥100.5	¥100.5	¥201.0	¥320.4
Toshio Morita	Nomura	Executive Managing Director (Group Co-COO)	¥84.0	¥15.0	¥99.0	¥54.7	¥54.7	¥109.3	¥208.3
Tomoyuki Teraguchi	Nomura	Executive Managing Director	¥66.0	¥13.2	¥79.2	¥32.9	¥32.9	¥65.8	¥145.0

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2021.
(2)	In addition to basic compensation, ¥16 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
During the Fiscal Year, the Compensation Committee was held 7 times and has been discussing as follows.

Date	Summary of the discussion and the resolution	Attendance records of the member
April 24, 2020	Discussion: The yearly bonus of the previous fiscal year	perfect attendance
May 8, 2020	Resolution: The yearly bonus of the previous fiscal year	perfect attendance
June 24, 2020
Resolution: The appointment of the Director with the right to convoke the board of directors meetings and the Director who reports the executions of the committee’s duties to the board of the directors meetings.
Resolution: The compensation policies
Resolution: Individual base salary of the Directors and Executive Officers
Discussion: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).
perfect attendance
August 25, 2020	Discussion: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).	perfect attendance
October 28, 2020	Discussion: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).	perfect attendance
December 3, 2020	Resolution: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).	perfect attendance
March 26, 2021
Resolution: Individual base salary of the Directors and Executive Officers.
Discussion: The yearly bonuses of the Fiscal Year.
Discussion: The determination process of the Directors and Executive Officers compensation (bonus).
perfect attendance

Through the discussions and the resolutions above, the Compensation Committee confirmed that the compensations for the Directors and the Executive Officers regarding the Fiscal Year are in line with relevant compensation policies and appropriate. Also, the outlines of the discussions have been reported to the Board of Directors meeting.
3)    Status of indicators referred in determining performance-linked compensation
Performance-linked compensation has been determined based on the mechanism described in above sections and certain indicators. Changes of the indicators between actuals of previous fiscal year and current year are referred in determining the performance-linked compensation as well as other qualitative information, compensation trends among competitors and industry.
Please refer to Item 3.A. “
Selected Financial Data
” for the actual values of the referring indicators.
4.    Compensation governance and control
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
”
The Compensation Committee’s activities during the fiscal year are following, variable compensation were discussed and determined on April 25, 2019. In addition, voluntary salary cut was reported on May 24, 2019. On June 24, 2019, after the appointment of directors at the annual shareholder meeting, the Compensation Committee reviewed and confirmed our compensation policy and determined fixed compensation for new directors. Also, checked and confirmed a partial amendment of the Nomura Group Compensation Policy. Furthermore, held 3 consequtive meetings since August 26, 2019, for discussing compensation control of directors and executive officers, which resulted to a resolution for a few sections on March 3, 2020, aiming to apply from the performance period ending March 31, 2021. On March 30, 2020, the fixed remuneration was determined for newly appointed executive officers as of April 1, 2020.
Stock Acquisition Rights (“SARs”)
The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2021.

	March 31, 2021
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.47	June 5, 2012	29,200	From April 20, 2016 to April 19, 2021	¥1	¥0
Stock Acquisition Rights No.48	June 5, 2012	411,900	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.49	June 5, 2012	36,500	From October 20, 2015 to April 19, 2021	1	0
Stock Acquisition Rights No.50	June 5, 2012	39,700	From October 20, 2016 to April 19, 2022	1	0
Stock Acquisition Rights No.54	June 5, 2013	79,100	From April 20, 2016 to April 19, 2021	1	0

	March 31, 2021
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.57	June 5, 2014	87,200	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.58	June 5, 2014	720,900	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.61	June 5, 2014	840,600	From March 31, 2017 to March 30, 2022	1	0
Stock Acquisition Rights No.62	November 18, 2014	2,670,700	From November 18, 2016 to November 17, 2021	738	0
Stock Acquisition Rights No.63	June 5, 2015	80,500	From April 20, 2016 to April 19, 2021	1	0
Stock Acquisition Rights No.64	June 5, 2015	659,500	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.65	June 5, 2015	1,029,200	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.68	November 18, 2015	2,565,800	From November 18, 2017 to November 17, 2022	802	0
Stock Acquisition Rights No.69	June 7, 2016	686,600	From April 20, 2017 to April 19, 2022	1	0
Stock Acquisition Rights No.70	June 7, 2016	1,100,400	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.71	June 7, 2016	1,330,000	From April 20, 2019 to April 19, 2024	1	0
Stock Acquisition Rights No.72	June 7, 2016	203,200	From October 30, 2016 to October 29, 2021	1	0
Stock Acquisition Rights No.74	November 11, 2016	2,370,400	From November 11, 2018 to November 10, 2023	593	0
Stock Acquisition Rights No.75	June 9, 2017	852,600	From April 20, 2018 to April 19, 2023	1	0
Stock Acquisition Rights No.76	June 9, 2017	1,003,900	From April 20, 2019 to April 19, 2024	1	0
Stock Acquisition Rights No.77	June 9, 2017	1,541,400	From April 20, 2020 to April 19, 2025	1	0
Stock Acquisition Rights No.78	June 9, 2017	811,800	From April 20, 2021 to April 19, 2026	¥1	¥0
Stock Acquisition Rights No.79	June 9, 2017	809,900	From April 20, 2022 to April 19, 2027	1	0
Stock Acquisition Rights No.80	June 9, 2017	136,200	From April 20, 2023 to April 19, 2028	1	0
Stock Acquisition Rights No.81	June 9, 2017	136,200	From April 20, 2024 to April 19, 2029	1	0
Stock Acquisition Rights No.82	June 9, 2017	276,700	From October 30, 2017 to October 29, 2022	1	0
Stock Acquisition Rights No.83	June 9, 2017	63,900	From April 30, 2018 to April 29, 2023	1	0
Stock Acquisition Rights No.84	November 17, 2017	2,475,300	From November 17, 2019 to November 16, 2024	684	0
Stock Acquisition Rights No.85	November 20, 2018	2,316,300	From November 20, 2020 to November 19, 2025	573	0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.
SARs Held by Directors and Executive Officers of Nomura
The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2021.

	March 31, 2021
		Numbers of Holders
Series of SARs	Number of Shares under SARs	Directors and Executive Officers (excluding Outside Directors)
Stock Acquisition Rights No.58	91	1
Stock Acquisition Rights No.61	126	1
Stock Acquisition Rights No.64	69	1
Stock Acquisition Rights No.65	438	2
Stock Acquisition Rights No.69	145	1
Stock Acquisition Rights No.70	635	3
Stock Acquisition Rights No.71	634	3
Stock Acquisition Rights No.75	687	3
Stock Acquisition Rights No.76	687	3
Stock Acquisition Rights No.77	860	4
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

Board of Directors
The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed twenty. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met eleven times during the fiscal year ended March 31, 2021. As a group, the Directors attended 99% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.
Nomination Committee
The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met eight times during the fiscal year ended March 31, 2021. As a group, the member Directors attended all of the meetings of the Nomination Committee during the year. As of June 21, 2021, the members of the Nomination Committee are Koji Nagai, a Director not concurrently serving as an Executive Officer, and Outside Directors Kazuhiko Ishimura and Takahisa Takahara. Kazuhiko Ishimura is the Chairman of this Committee.
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
The Audit Committee met fifteen times during the fiscal year ended March 31, 2021. As a group, the member Directors attended all of the meetings of the Audit Committee during the year. As of June 21, 2021, the members of the Audit Committee are Shoji Ogawa (a full-time member of the Audit Committee) and Outside Directors, Noriaki Shimazaki and Mari Sono. Noriaki Shimazaki is the Chairman of this Committee.
Compensation Committee
The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met seven times during the fiscal year ended March 31, 2021. As a group, the member Directors attended all of the meetings of the Compensation Committee during the year. As of June 21, 2021, the members of the Compensation Committee are Koji Nagai, a Director not concurrently serving as an Executive Officer, and Outside Directors Kazuhiko Ishimura and Takahisa Takahara. Kazuhiko Ishimura is the Chairman of this Committee.

Limitation of Director Liability
In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 426, Paragraph 1 of the Companies Act, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liability to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (“Limitation of Liability Agreements”) with each of the following Directors: Shoji Ogawa, Kazuhiko Ishimura, Takahisa Takahara, Noriaki Shimazaki, Mari Sono, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo and Patricia Mosser. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.
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
D. Employees.
The following table shows the number of our employees as of the dates indicated:

	March 31,
	2019	2020	2021
Japan	15,852	15,748	15,330
Europe	2,909	2,691	2,769
Americas	2,357	2,120	2,152
Asia and Oceania	6,746	6,070	6,151

Total	27,864	26,629	26,402

As of March 31, 2021, we had 15,330 employees in Japan, including 8,659 in our Retail Division, 1,707 in our Wholesale Division and 852 in our Asset Management Division. In overseas, we had 11,072 employees, of which 2,769 were located in Europe, 2,152 in the Americas, and 6,151 in Asia and Oceania.
As of March 31, 2021, 8,841 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.
We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.

E. Share Ownership.
The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2021. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.
Directors

Name	Number of Shareholdings
Koji Nagai	328,228
Kentaro Okuda	189,416
Tomoyuki Teraguchi	171,128
Shoji Ogawa	31,784
Kazuhiko Ishimura	—
Takahisa Takahara	881
Noriaki Shimazaki	21,175
Mari Sono	—
Laura Simone Unger	(1,000ADR	) (1)
Victor Chu	—
J.Christopher Giancarlo	—
Patricia Mosser	—

Total	742,612

(1) ADRs are not included in the total. Executive Officers
Name	Number of Shareholdings
Kentaro Okuda	See above
Tomoyuki Teraguchi	See above
Toshiyasu Iiyama	80,707
Takumi Kitamura	55,741
Sotaro Kato	5,714
Toru Otsuka	20,938

Total	163,100

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “
Compensation
” of this annual report.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
According to a statement on Schedule 13G (Amendment No.6) filed by BlackRock, Inc. with the SEC on January 29, 2021, BlackRock, Inc. owned 184,193,537 shares, representing 5.70% of the issued shares of the Company’s common stock. However the Company has not confirmed the status of these shareholdings as of March 31, 2021.
According to a statement on Schedule 13G (Amendment No.1) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 5, 2021, Sumitomo Mitsui Trust Holdings, Inc. owned 217,569,400 shares, representing 6.70% of the issued shares of the Company’s common stock. However the Company has not confirmed the status of these shareholdings as of March 31, 2021.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2021, there were 291 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 397,971,009 shares of the Company’s common stock, representing 12.3% of Nomura’s then issued common stock. As of March 31, 2021, there were 34,687,335 ADSs outstanding, representing 34,687,335 shares of the Company’s common stock or 1.1% of Nomura’s then issued common stock. Our major shareholders above do not have different voting rights.
B. Related Party Transactions.
Nomura Research Institute, Ltd.
NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.
We held 28.8% of NRI’s outstanding share capital as of March 31, 2021.
For the year ended March 31, 2021, we purchased ¥14,407 million worth of software and computer equipment and paid ¥47,005 million for other services to NRI, while received ¥548 million from NRI.
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
B. Significant Changes.
Except as disclosed in this annual report, there have been no significant changes since March 31, 2021.

Item 9. The Offer and Listing
A. Offer and Listing Details.
See Item 9. C. “The Offer and Listing—Markets”.
B. Plan of Distribution.
Not applicable.
C. Markets.
The principal trading market for the Company’s common stock is the Tokyo Stock Exchange. The Company’s common stock has been listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange since 1961. The trading symbol on those trading markets is “8604.”
Since December 2001, the Company’s common stock has been listed on the New York Stock Exchange in the form of ADSs evidenced by ADRs. Each ADS represents one share of common stock. The trading symbol is “NMR.” The Company’s common stock has been listed on the Singapore Stock Exchange since 1994. The trading symbol is “N33.”
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
C. Material Contracts.
In addition to the items disclosed in Item 6.C “Board Practices” of this annual report, Nomura tendered to the self-tender offer made by Nomura Research Institute, Ltd. (“NRI”) conducted between July 1, 2019 and July 29, 2019. Upon the settlement on August 21, 2019, Nomura sold 101,889,300 ordinary shares it held at ¥159,966,201,000 (¥1,570 per share) to NRI. NRI remains an equity method affiliate of NHI.
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
Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain (in the case of Spain, the rate will change to 5% as of January 1, 2022). Under the
Japan-U.S.
Tax Treaty, the withholding tax rate on dividends is 10% for portfolio investors, provided that they do not have a permanent establishment in Japan, or if there is a permanent establishment, the shares with respect to which such dividends are paid are not effectively connected with such permanent establishment, and that they are qualified U.S. residents eligible to enjoy treaty benefits. It shall be noted that, under the
Japan-U.S.
Tax Treaty, withholding tax on dividends to be paid is exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds (please refer to Article 10(3)(b) of the
Japan-U.S.
Tax Treaty). In addition to the
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
I. Subsidiary Information.
Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
Risk Management
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
A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Each of these key components is explained in further detail in this Item 11.
In addition to the matters discussed herein, in response to the U.S. Prime Brokerage Event, we are in the process of reviewing our risk management framework for considering improvements thereto. See Item 4. “
Business—Management Challenges and Strategies— Issues Relating to the U.S. Prime Brokerage Event
” for a description of these initiatives, and Item 5 “
Operating and Financial Review—Executive Summary—U.S. Prime Brokerage Event
” for a discussion of the U.S. Prime Brokerage Event in general.
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
Nomura Group Conduct Committee
Upon delegation from the EMB, the Nomura Group Conduct Committee deliberates on the matters necessary for compliance and conduct risk management to assure the sound and effective management of its businesses
.
Global Portfolio Committee (“GPC”)
Upon delegation from the GIRMC, the GPC deliberates on or determines matters in relation to the management of global portfolio concentration risk in addition to a specific portfolio, for the purpose of achieving a risk profile consistent with the risk allocation and risk appetite of Nomura. The portfolio consists of businesses and products that fall within at least one of the three following categories: event financing, term financing and asset-based financing
.
Asset Liability Committee (“ALCO”)
Upon delegation from the EMB and the GIRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the EMB, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.
Global Transaction Committee (“GTC”)
Upon delegation from the GPC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by the EMB and thereby seeks to assure the sound and effective management of Nomura’s businesses.
Other Committees
Model Risk Management Committees such as the Global Risk Analytics Committee and the Model Risk Analytics Committee deliberate on or determine matters concerning the development, management and strategy of models upon delegation from the CRO. The primary responsibility of these committees is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report significant matters and material decisions taken to the CRO on a regular basis. The Collateral Steering Committee deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use,
limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements upon delegation from the CRO.
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
Risk Policy Framework
Policies and procedures are essential tools of governance and define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. Risk management operations are designed to function in accordance with these policies and procedures.
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
Risk-weighted assets
A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk
based measure to supplement risk-weighted assets. See Item 4.B. “
Business Overview—Regulatory Capital Rules
”, Item 5.B. “
Consolidated Regulatory Capital Requirements
” and “
Consolidated Leverage Ratio Requirements
” in this annual report for further information on our consolidated capital adequacy ratios and risk-weighted assets.

Available Funds
The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.
Classification and Definition of Risk
Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Financial Risk

Market risk	Risk of loss arising from fluctuations in values of financial assets or debts (including off-balance
sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Model risk	Risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application.

Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Non-financial Risk

Operational risk	Risk of financial loss or
non-financial
impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial
risks.

Reputational risk	Possible damage to Nomura’s reputation and associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with Nomura Group’s values and corporate philosophy.

Other Risks

ESG: Environmental, Social and Governance (*)	ESG is a collective term for Environmental (E), Social (S) and Governance (G) factors. “Environmental” includes issues related to impacts on the natural environment, including climate change. “Social” includes interactions with stakeholders and communities, for example the approach to human rights, workplace related issues and engagement on social issues. Governance includes issues related to corporate governance, corporate behaviour and the approach to transparent reporting.

Strategic risk	Risk to current or anticipated earning, capital, liquidity, enterprise value, or the Nomura Group’s reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.

(*)	Added as of April 1, 2021

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
VaR Methodology Assumptions
Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented, where historical market moves over a two-year
window are applied to current exposure in order to construct a profit and loss distribution. Potential losses can be estimated at required confidence levels or probabilities. For internal risk management purposes, VaR is calculated across Nomura using a
1-day
time horizon; this data is presented below. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. For regulatory reporting purposes, Nomura uses a
10-day
time horizon, calculated using actual
10-day
historical market moves and employ an equal weight scheme to ensure VaR is not overly sensitive to changing market volatility. To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year
window during a period of financial stress. The SVaR window is regularly calibrated and observations are equally weighted.
Nomura’s VaR model uses exact time series for each individual risk factor. However, if good quality data is not available, a ‘proxy logic’ maps the exposure to an appropriate time series. The level of proxying taking place is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.
VaR Backtesting
The performance of Nomura’s VaR model is closely monitored to help ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual
1-day
trading losses with the corresponding VaR estimate. Nomura’s VaR model is back tested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division.
One-day
trading losses exceeded the 99% VaR estimate at the Nomura Group level once for the twelve months ended March 31, 2021.

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
VaR metrics
The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2019	March 31, 2020	March 31, 2021
Equity	¥1.07	¥8.88	¥93.43
Interest rate	2.85	22.35	8.56
Foreign exchange	1.88	5.08	4.17

Subtotal	5.79	36.31	106.16
Less: Diversification Benefit	(1.30)	(11.00)	(12.77)

VaR	¥4.49	¥25.31	¥93.39

	Billions of yen
	For the twelve months ended
	March 31, 2019	March 31, 2020	March 31, 2021
Maximum daily VaR (1)	¥10.61	¥32.89	¥93.39
Average daily VaR (1)	4.58	6.67	13.58
Minimum daily VaR (1)	3.05	3.62	7.14

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2019, March 31, 2020, and March 31, 2021.

Total VaR increased to ¥93.39 billion as of March 31, 2021 from ¥25.31 billion as of March 31, 2020. VaR relating to equity risk increased to ¥93.43 billion as of March 31, 2021, compared to ¥8.88 billion as of March 31, 2020. VaR relating to interest rate risk decreased to ¥8.56 billion as of March 31, 2021, compared to ¥22.35 billion as of March 31, 2020. VaR relating to foreign exchange risk decreased to ¥4.17 billion as of March 31, 2021, compared to ¥5.08 billion as of March 31, 2020. The significant increases in total VaR and VaR relating to equity risk as of March 31, 2021 as compared to March 31, 2020 are a result of our wind-down activities of positions entered into as hedges and the value of collateral to be liquidated following the close-out
notice delivered to our prime brokerage client following the U.S. Prime Brokerage Event. See Item 5. “
Operating and Financial Review—Executive Summary—U.S. Prime Brokerage Event
”.
Total VaR increased to ¥25.31 billion as of March 31, 2020 from ¥4.49 billion as of March 31, 2019. VaR relating to equity risk increased to ¥8.88 billion as of March 31, 2020, compared to ¥1.07 billion as of March 31, 2019. VaR relating to interest rate risk increased to ¥22.35 billion as of March 31, 2020, compared to ¥2.85 billion as of March 31, 2019. VaR relating to foreign exchange risk increased to ¥5.08 billion as of March 31, 2020, compared to ¥1.88 billion as of March 31, 2019.
Stress Testing
Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted regularly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at the desk level, but also at the Nomura Group level with a set of common global scenarios in order to reflect the impact of market fluctuations on the entire Nomura Group.
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
Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by 7,658 million at the end of March 2020 and 9,800 million at the end of March 2021. The TOPIX closed at 1,403.04 points at the end of March 2020 and at 1,954.00 points at the end of March 2021. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.
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
Credit risk is managed by CRM together with various global and regional risk committees. This helps to ensure transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.
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
Nomura’s internal rating system employs a range of ratings models to achieve global consistency and accuracy. These models are developed and maintained by the Risk Methodology Group. Internal ratings represent a critical component of Nomura’s approach to managing counterparty credit risk. They are frequently used as key factors in:

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

The Credit Risk Control Unit is a function within the Model Validation Group (“MVG”) which is independent of CRM. It seeks to ensure that Nomura’s internal rating system is properly reviewed and validated, and that breaks or issues are reported to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.
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
Nomura’s main type of counterparty credit risk exposures arise from derivatives transactions or securities financing transactions. Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of Nomura’s counterparties. Changes in circumstances that alter Nomura’s risk appetite for any particular counterparty, sector, industry or country are reflected in changes to the internal rating and credit limit as appropriate.
Nomura’s global credit risk management systems record credit limits and capture credit exposures to Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of limit breaches.
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
Wrong Way Risk
Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of WWR exposures. Stress testing is used to support the assessment of WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.
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
Credit Risk to Counterparties in Derivatives Transaction
The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2021 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting (1)	Total Fair Value	Collateral obtained	Replacement cost (3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥25	¥32	¥1	¥3	¥50	¥(99)	¥12	¥0	¥12
AA	350	310	126	94	442	(1,034)	288	73	215
A	829	465	347	164	948	(2,433)	320	204	116
BBB	245	197	118	93	608	(961)	300	106	194
BB and lower	73	61	42	44	57	(117)	160	255	0
Other (2)	50	73	169	90	594	(1,015)	(39)	94	0

Sub-total	¥1,572	¥1,138	¥803	¥488	¥2,699	¥(5,659)	¥1,041	¥732	¥537
Listed	453	74	7	—	—	(355)	179	187	0

Total	¥2,025	¥1,212	¥810	¥488	¥2,699	¥(6,014)	¥1,220	¥919	¥537

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

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. The breakdown of top 10 country exposures is as follows:

Billions of Yen
Top 10 Country Exposures (1)	(As of March 31, 2021)
United States	3,450
Japan	2,598
United Kingdom	747
Germany	394
France	252
China	250
Singapore	194
Canada	178
Luxembourg	171
India	153

(1)	The table represents the Top 10 country exposures as of March 31, 2021 based on country of risk, combining counterparty and inventory exposures

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
New models and material changes to approved models must be independently validated prior to official use. Thresholds to assess the materiality of model changes are defined in Model Risk Management’s procedures. During independent validation, validation teams analyze a number of factors to assess a model’s suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to Model Risk Management’s periodic review process and ongoing performance monitoring to assess their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and ultimate approval of validated Models.

Funding and Liquidity Risk Management
For further information on funding and liquidity risk management, see Item 5.B. “
Liquidity and Capital Resources—Funding and Liquidity Management
” in this annual report.
Risk Measures and Controls
Limit Frameworks
The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate escalation policies to facilitate approval of limits at appropriate levels of seniority. The Risk Management Division, the Finance Division and the LCC Division are responsible for day-to-day
operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.
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
Stress Testing
Stress testing performed at the Nomura Group seeks to provide comprehensive coverage of risks across different hierarchical levels, and covers different time horizons, severities, plausibilities and stress testing methodologies. The results of stress tests are used in capital planning processes, capital adequacy assessments, liquidity adequacy assessments, recovery and resolution planning, assessments of whether risk appetite is appropriate, and in routine risk management.
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

•
Reverse stress testing, a process of considering the vulnerabilities of the firm and hence how it may react to situations where it becomes difficult to continue its business, and reviewing the results of that analysis, is conducted on an annual basis at a minimum.

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
Fees paid to Nomura by the depositary
The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket
administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered
shareholders of ADRs. From April 1, 2020 to March 31, 2021, the Bank of New York Mellon has waived a total of $165,585.85 in fees (including $35,012.77 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures.
Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2021, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in
Rules 13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2021, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2021. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page
F-5
of this annual report.
Changes in Internal Control Over Financial Reporting.
Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2021. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2021 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.
We have continued remote work arrangements originally implemented in the fiscal year ended March 31, 2020 over a significant portion of our workforce in response to the
COVID-19
pandemic. Nevertheless, we do not believe that the shift to remote work has had or is likely to have a material effect on our internal control over financial reporting, although we are continually monitoring and assessing the impact of the pandemic on our internal control over financial reporting.
We have also reviewed internal controls, including internal controls over financial reporting, relevant to the U.S. Prime Brokerage Event which occurred in March 2021. As a result of that review, there has been no change in our internal control over financial reporting from such date to the date of this annual report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting. See Item 5. “
Operating and Financial Review—Executive Summary—U.S. Prime Brokerage Event
” for more details on the U.S. Prime Brokerage Event.

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
in this annual report.
Item 16B. Code of Ethics
In December 2019, we adopted a new code of ethics (as defined in Item 16B of Form
20-F)
consisting of the “Nomura Group Code of Conduct 2020” and the “Nomura Group Code of Ethics for Financial Professionals,” which replaced the prior code of ethics. In March 2021, we revised the “Nomura Group Code of Conduct 2020,” and in addition to renaming it the “Nomura Group Code of Conduct 2021”, we revised the wording in accordance with the following points, while maintaining the overall structure of the previous version: 1. Creating a psychologically safe work environment and enhancing client orientation by maximizing teamwork; 2. Further raising discipline and awareness to prevent violations; and 3. Encouraging proactive actions to strategically promote sustainability. A copy of the “Nomura Group Code of Conduct 2021” is attached to this annual report as Exhibit 11.1 and a copy of the “Nomura Group Code of Ethics for Financial Professionals” is attached to this annual report as Exhibit 11.2.
Item 16C. Principal Accountant Fees and Services
Ernst & Young ShinNihon LLC has been our principal accountant for the last nineteen fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2020	2021
Audit Fees	¥3,409	¥3,532
Audit-Related Fees	136	144
Tax Fees	113	137
All Other Fees	7	26

Total	¥3,665	¥3,839

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
S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended March 31, 2021, we acquired 20,129 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares. For an explanation of the right of our shareholders to demand such repurchases by us, see “
Description of rights of each class of securities registered under Section
 12 of the Securities Exchange Act of 1934
” which is an exhibit to this annual report. As of March 31, 2021, we had 3,063,505,434 outstanding shares of our common stock excluding 170,057,167 shares held as treasury stock.
We had not established share buyback programs nor purchased our common stock utilizing the programs during the year ended March 31, 2021.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2021.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2020	746	¥424	—	—
May 1 to 31, 2020	403	428	—	—
June 1 to 30, 2020	1,292	488	—	—
July 1 to 31, 2020	1,847	488	—	—
August 1 to 31, 2020	1,628	517	—	—
September 1 to 30, 2020	1,147	537	—	—
October 1 to 31, 2020	2,065	487	—	—
November 1 to 30, 2020	1,114	500	—	—
December 1 to 31, 2020	3,644	540	—	—
January 1 to 31, 2021	2,418	566	—	—
February 1 to 28, 2021	1,896	593	—	—
March 1 to 31, 2021	1,929	660	—	—

Total	20,129	¥535	—	—

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.
As of May 31, 2021, 3,093,947,650 shares of common stock were outstanding, excluding 139,614,951 shares held as treasury stock.
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

The Company currently has eight outside directors among its twelve Directors.

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
20-F
(File
No. 001-15270)
and incorporated herein by reference)

4.1	Form of Limitation of Liability Agreement (1)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “ Organizational Structure ” in this annual report.

11.1	Nomura Group Code of Conduct 2021 (English translation)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30, 2020 as an exhibit to the Annual Report on Form
20-F
(File
No. 001-15270)
and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

17.1	Subsidiary Issuer of Registered Guaranteed Securities

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2021, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its directors and director Shoji Ogawa.
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

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2021 and 2020, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 25, 2021 expressed an unqualified opinion thereon.
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

Fair value of less liquid financial instruments

Description of the Matter
The Company holds investment positions in the fixed income and equity markets both for trading and customer facilitation. The Company had JPY 835 billion and JPY 963 billion of financial instruments assets and liabilities, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Company used unobservable valuation inputs which reflect their assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2021. The methodologies applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

Auditing the fair value of the Company’s Level 3 financial instruments was complex and highly judgmental due to the subjectivity of the judgments used and estimations made by management in determining the fair value for these financial instruments especially considering the impact of
COVID-19
on global financial markets. In particular, to value certain financial instruments, management used a variety of valuation techniques which involved certain underlying assumptions and significant unobservable valuation inputs, including WACC, growth rates, liquidity discounts, market multiples including EV/ EBITDA ratios, volatilities and correlations which are significant to the value of these investments.

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

Our audit procedures to evaluate the valuation methodologies used by the Company included, among others, testing significant unobservable inputs, estimates and the mathematical accuracy of the Company’s valuation models. We independently developed fair value estimates and compared them to the Company’s results, and involved our valuation specialists to assist with the application of these procedures, on a sample basis. We also agreed significant inputs and underlying data used in the Company’s valuations to agreements, information available from third party sources and market data, where available. We evaluated subsequent transactions and considered whether they corroborate or contradict the Company’s year-end
valuations.

Provisions for investigations, lawsuits and other legal proceedings

Description of the Matter
As disclosed in Note 21 to the consolidated financial statements, the Company is involved in investigations, lawsuits and other legal proceedings. As of March 31, 2021, the Company has recorded litigation provision of JPY 62,889 million and for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately JPY 48 billion. Legal expenses of JPY 41,131 million were recorded for the year ended March 31, 2021.

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

Auditing management’s determination of whether a loss contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective, complex and requires significant judgment. Management judgment is needed to determine whether an obligation exists and a loss contingency should be recorded at March 31, 2021. This includes judgment in the determination of whether an outflow in respect of identified loss contingency is probable and can be estimated reliably. In addition, management judgment is needed to determine if an estimated loss is only reasonably possible rather than probable.

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

Our audit procedures to test the assessment of the probability of incurrence of a loss and whether the loss was reasonably estimable included, among others, reading the minutes of the meetings of the Board of Directors and Executive Management Board, and reading relevant regulatory and legal correspondence to assess developments in significant matters, requesting and receiving external legal counsel confirmation letters, meeting with internal and external legal counsel to discuss the allegations, and obtaining a representation letter from the Company’s management. In addition, our audit procedures to test the measurement of the loss contingency and the disclosure of the reasonably possible additional loss in excess of amounts recognized as a liability included, among others, evaluating the method of measuring the contingency, testing the accuracy and completeness of the underlying data, reading correspondence received from internal and external counsel used to determine a range of reasonably possible loss and performing a search for new or contrary evidence affecting the estimate.

/s/ Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2002, and as its Japanese statutory auditor since 1973, which includes the years we served as joint auditors between 1978 and 2002.
Tokyo, Japan
June 25, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on Internal Control over Financial Reporting
We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nomura Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2021, and the related notes and our report dated June 25, 2021 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 25, 2021

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2020	2021
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥3,191,889	¥3,509,754
Time deposits	309,373	281,422
Deposits with stock exchanges and other segregated cash	373,686	373,559

Total cash and cash deposits	3,874,948	4,164,735

Loans and receivables:
Loans receivable (including ¥805,141 million and ¥818,523 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	2,857,405	2,943,472
Receivables from customers (including ¥11 million and ¥163,388 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	541,284	459,090
Receivables from other than customers	1,731,236	793,669
Allowance for doubtful accounts	(13,012)	(53,784)

Total loans and receivables	5,116,913	4,142,447

Collateralized agreements:
Securities purchased under agreements to resell (including ¥548,043 million and ¥366,506 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	12,377,315	10,775,078
Securities borrowed	3,529,797	5,264,360

Total collateralized agreements	15,907,112	16,039,438

Trading assets and private equity and debt investments:
Trading assets (including securities pledged as collateral of ¥5,332,640 million and ¥5,587,555 million as of March 31, 2020 and March 31, 2021, respectively; including ¥12,407 million and ¥10,122 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	16,853,822	15,674,354
Private equity and debt investments (including ¥6,395 million and ¥3,599 million measured at fair value by applying the fair value option in March 31, 2020 and March 31, 2021, respectively)	44,278	63,825

Total trading assets and private equity and debt investments	16,898,100	15,738,179

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,114 million and ¥395,429 million as of March 31, 2020 and March 31, 2021, respectively)	440,512	464,449
Non-trading debt securities (including securities pledged as collateral of ¥— million and ¥ 9,427 million as of March 31, 2020 and March 31, 2021, respectively)	455,392	426,758
Investments in equity securities	112,175	126,649
Investments in and advances to affiliated companies	367,641	364,393
Other (including ¥144,756 million and ¥171,482 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	827,022	1,049,432

Total other assets	2,202,742	2,431,681

Total assets	¥43,999,815	¥42,516,480

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2020	2021
LIABILITIES AND EQUITY
Short-term borrowings (including ¥376,910 million and ¥634,714 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	¥1,486,733	¥1,368,098
Payables and deposits:
Payables to customers	1,467,434	1,454,755
Payables to other than customers	1,653,495	1,773,699
Deposits received at banks (including ¥14,392 million and ¥49,874 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	1,276,153	1,342,464

Total payables and deposits	4,397,082	4,570,918

Collateralized financing:
Securities sold under agreements to repurchase (including ¥111,609 million and ¥224,056 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	16,349,182	13,360,429
Securities loaned (including ¥105,968 million and ¥128,886 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	961,446	1,380,629
Other secured borrowings	717,711	392,515

Total collateralized financing	18,028,339	15,133,573

Trading liabilities	8,546,284	9,473,261
Other liabilities (including ¥9,183 million and ¥44,708 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	1,034,448	1,239,167
Long-term borrowings (including ¥3,707,643 million and ¥4,098,457 million measured at fair value by applying the fair value option as of March 31, 2020 and March 31, 2021, respectively)	7,775,665	7,975,012

Total liabilities	41,268,551	39,760,029

Commitments and contingencies (Note 21)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares as of March 31, 2020 and March 31, 2021 Issued—3,493,562,601 shares as of March 31, 2020 and 3,233,562,601 shares as of March 31, 2021 Outstanding—3,038,587,493 shares as of March 31, 2020 and 3,063,155,434 shares as of March 31, 2021	594,493	594,493
Additional paid-in capital	683,232	696,122
Retained earnings	1,645,451	1,533,713
Accumulated other comprehensive income	(26,105)	(38,144)

Total NHI shareholders’ equity before treasury stock	2,897,071	2,786,184
Common stock held in treasury, at cost—454,975,108 shares as of March 31, 2020 and 170,407,167 shares as of March 31, 2021	(243,604)	(91,246)

Total NHI shareholders’ equity	2,653,467	2,694,938

Noncontrolling interests	77,797	61,513
Total equity	2,731,264	2,756,451

Total liabilities and equity	¥43,999,815	¥42,516,480

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
Securitizations and Variable Interest Entities
” for further information.

	Billions of yen
	March 31
	2020	2021
Cash and cash deposits	¥10	¥13
Trading assets and private equity and debt investments	1,172	984
Other assets	39	77

Total assets	¥1,221	¥1,074

Trading liabilities	¥19	¥2
Other liabilities	4	2
Borrowings	947	837

Total liabilities	¥970	¥841

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2019	2020	2021
Revenue:
Commissions	¥293,069	¥308,805	¥376,897
Fees from investment banking	101,521	103,222	108,681
Asset management and portfolio service fees	245,519	238,202	230,047
Net gain on trading	342,964	356,609	310,040
Gain (loss) on private equity and debt investments	1,007	(93)	12,734
Interest and dividends	776,964	794,472	356,466
Gain (loss) on investments in equity securities	(6,983)	(14,726)	14,053
Other	81,057	165,991	208,317

Total revenue	1,835,118	1,952,482	1,617,235
Interest expense	718,348	664,653	215,363

Net revenue	1,116,770	1,287,829	1,401,872

Non-interest expenses:
Compensation and benefits	497,065	479,420	507,906
Commissions and floor brokerage	82,637	106,123	111,550
Information processing and communications	166,865	170,317	178,835
Occupancy and related depreciation	64,940	72,986	72,367
Business development expenses	36,915	31,885	13,520
Other	306,049	178,837	287,023

Total non-interest expenses	1,154,471	1,039,568	1,171,201

Income (loss) before income taxes	(37,701)	248,261	230,671

Income tax expense	57,010	28,894	70,274

Net income (loss)	¥(94,711)	¥219,367	¥160,397

Less: Net income attributable to noncontrolling interests	5,731	2,369	7,281

Net income (loss) attributable to NHI shareholders	¥(100,442)	¥216,998	¥153,116

	Yen
Per share of common stock:
Basic —
Net income (loss) attributable to NHI shareholders per share	¥(29.90)	¥67.76	¥50.11

Diluted —
Net income (loss) attributable to NHI shareholders per share	¥(29.92)	¥66.20	¥48.63

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2019	2020	2021
Net income (loss)	¥(94,711)	¥219,367	¥160,397
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	36,031	(45,000)	46,821
Deferred income taxes	(1,852)	591	(1,287)

Total	34,179	(44,409)	45,534

Defined benefit pension plans:
Pension liability adjustment	(23,431)	7,843	20,720
Deferred income taxes	161	693	(1,626)

Total	(23,270)	8,536	19,094

Own credit adjustments:
Own credit adjustments	25,135	48,295	(91,666)
Deferred income taxes	(4,988)	(9,779)	15,943

Total	20,147	38,516	(75,723)

Total other comprehensive income (loss)	31,056	2,643	(11,095)

Comprehensive income (loss)	(63,655)	222,010	149,302
Less: Comprehensive income attributable to noncontrolling interests	6,481	2,067	8,225

Comprehensive income (loss) attributable to NHI shareholders	¥(70,136)	¥219,943	¥141,077

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2019	2020	2021
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	675,280	687,761	683,232
Stock-based compensation awards	12,481	(4,326)	11,775
Changes in ownership interests in subsidiaries	—	(203)	—
Changes in an affiliated company’s interests in its subsidiary	—	—	1,115

Balance at end of year	687,761	683,232	696,122

Retained earnings
Balance at beginning of year	1,696,890	1,486,825	1,645,451
Cumulative effect of change in accounting principle (1)	1,564	5,592	(18,200)
Net income (loss) attributable to NHI shareholders	(100,442)	216,998	153,116
Cash dividends	(20,080)	(63,670)	(107,104)
Gain (loss) on sales of treasury stock	(1,191)	(294)	(346)
Cancellation of treasury stock	(89,916)	—	(139,204)

Balance at end of year	1,486,825	1,645,451	1,533,713

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(15,596)	17,833	(26,274)
Net change during the year	33,429	(44,107)	44,590

Balance at end of year	17,833	(26,274)	18,316

Defined benefit pension plans
Balance at beginning of year	(47,837)	(71,107)	(62,571)
Pension liability adjustment	(23,270)	8,536	19,094

Balance at end of year	(71,107)	(62,571)	(43,477)

Own credit adjustments
Balance at beginning of year	4,077	24,224	62,740
Own credit adjustments	20,147	38,516	(75,723)

Balance at end of year	24,224	62,740	(12,983)

Balance at end of year	(29,050)	(26,105)	(38,144)

(1)
Represents the adjustment to initially apply Accounting Standards Update (“ASU”)
2014-09,
“
Revenue from Contracts with Customers
” for the year ended March 31, 2019, ASU
2016-02,
“
Leases
” for the year ended March 31, 2020 and ASU
2016-13,
“
Measurement of Credit Losses on Financial Instruments
” for the year ended March 31, 2021.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2019	2020	2021
Common stock held in treasury
Balance at beginning of year	(157,987)	(108,968)	(243,604)
Repurchases of common stock	(51,714)	(150,009)	(11)
Sales of common stock	0	0	0
Common stock issued to employees	10,817	15,373	13,165
Cancellation of treasury stock	89,916	—	139,204

Balance at end of year	(108,968)	(243,604)	(91,246)

Total NHI shareholders’ equity
Balance at end of year	2,631,061	2,653,467	2,694,938

Noncontrolling interests
Balance at beginning of year	50,504	49,732	77,797
Cash dividends	(2,685)	(1,483)	(1,416)
Net income attributable to noncontrolling interests	5,731	2,369	7,281
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	750	(302)	944
Purchase/sale (disposition) of subsidiary shares, etc., net	1,183	18,264	673
Other net change in noncontrolling interests	(5,751)	9,217	(23,766)

Balance at end of year	49,732	77,797	61,513

Total equity
Balance at end of year	¥2,680,793	¥2,731,264	¥2,756,451

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2019	2020	2021
Cash flows from operating activities:
Net income (loss)	¥(94,711)	¥219,367	¥160,397
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	57,924	63,583	63,846
Impairment of goodwill	81,372	—	—
Stock-based compensation	21,814	12,694	28,251
(Gain) loss on investments in equity securities	6,983	14,726	(14,053)
(Gain) loss on investments in subsidiaries and affiliates	5,719	(72,841)	45,086
Equity in earnings of affiliates, net of dividends received	(19,043)	(20,342)	(15,716)
( Gain) Loss on disposal of office buildings, land, equipment and facilities	2,455	(3,957)	(64,730)
Deferred income taxes	21,565	(23,911)	(21,113)
Changes in operating assets and liabilities:
Time deposits	21,832	(33,029)	43,560
Deposits with stock exchanges and other segregated cash	13,752	(97,424)	13,878
Trading assets and private equity and debt investments	925,384	(2,754,743)	1,468,357
Trading liabilities	(143,141)	428,997	777,741
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,274,866)	2,224,371	(1,453,871)
Securities borrowed, net of securities loaned	1,987,331	291,777	(1,242,489)
Other secured borrowings	1,198	301,019	(326,450)
Loans and receivables, net of allowance for doubtful accounts	157,599	(1,358,242)	1,145,429
Payables	(63,683)	788,007	(33,994)
Bonus accrual	(46,602)	16,202	15,840
Accrued income taxes, net	8,241	(2,787)	55,712
Other, net	(32,288)	(9,410)	20,089

Net cash provided by (used in) operating activities	(361,165)	(15,943)	665,770

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(319,090)	(206,745)	(119,875)
Proceeds from sales of office buildings, land, equipment and facilities	262,908	209,197	49,642
Proceeds from sales of investments in equity securities	519	13,323	6,502
Decrease (increase) in loans receivable at banks, net	(74,048)	43,920	(83,412)
Decrease (increase) in non-trading debt securities, net	29,452	(2,359)	38,409
Business combinations or disposals, net	—	(2,484)	(11,152)
Decrease (increase) in investments in affiliated companies, net	(8,290)	160,799	(9,182)
Other, net	(3,954)	685	(9,958)

Net cash provided by (used in) investing activities	(112,503)	216,336	(139,026)

Cash flows from financing activities:
Increase in long-term borrowings	2,142,212	2,364,260	2,067,725
Decrease in long-term borrowings	(1,625,516)	(2,402,621)	(2,068,695)
Increase (decrease) in short-term borrowings, net	85,900	656,205	(325,237)
Increase (decrease) in deposits received at banks, net	257,471	(93,260)	126,177
Proceeds from sales of common stock held in treasury	313	285	215
Payments for repurchases of common stock held in treasury	(51,714)	(150,009)	(11)
Payments for cash dividends	(47,475)	(58,416)	(76,358)
Contribution from noncontrolling interests	—	15,618	6,257

Net cash provided by (used in) financing activities	761,191	332,062	(269,927)

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	44,741	(27,277)	60,884

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	332,264	505,178	317,701
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	2,354,868	2,687,132	3,192,310

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥2,687,132	¥3,192,310	¥3,510,011

Supplemental information:
Cash paid during the year for —
Interest	¥700,855	¥677,160	¥222,024

Income tax payments, net	¥27,204	¥55,592	¥35,675

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

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

	Millions of yen
	Year ended March 31
	2019	2020	2021
Cash and cash equivalents reported in Cash and cash equivalents	¥2,686,659	¥3,191,889	¥3,509,754
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	473	421	257

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥2,687,132	¥3,192,310	¥3,510,011

Non-cash—
Total amount of Right- of use assets recognized for the years ended March 31, 2020 and March 31, 2021 were ¥18,026 million and ¥41,279 million respectively.

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
In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory.

Basis of presentation—
The accounting and financial reporting policies of the Nomura conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.
These consolidated financial statements include the financial statements of the Company and other entities in which it has a controlling financial interest. Nomura initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810“
Consolidation
”(“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Nomura consolidates VIEs where Nomura is the primary beneficiary, which is where (1) Nomura has power to direct the activities of the VIE that is most significantly impact the VIE’s economic performance; and (2) through Nomura’s interest in the VIE, the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, provided that Nomura is not acting as a fiduciary for other interest holders.
For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.
Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as a holding of 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported within
Other assets
—
Investments in and advances to affiliated companies
or at fair value by electing the fair value option permitted by ASC 825“
Financial Instruments
”(“ASC 825”) and reported within
Trading assets
,
Private equity and debt investments
or Other assets—Other.
Other financial investments are generally reported within
Trading assets
.
Equity investments
in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.
Certain consolidated entities are investment companies under ASC 946 “
Financial Services—Investment Companies
” (“ASC 946”). Nomura carries all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”), Nomura International plc (“NIP”) and Nomura Financial Products & Services, Inc. (“NFPS”).
All material intercompany transactions and balances have been eliminated on consolidation.
Use of estimates—
Nomura uses accounting estimates to prepare these consolidated financial statements and they require difficult, subjective and complex judgments by management. Such estimates determined by management to be material include estimates regarding the fair value of financial instruments and the litigaion provisions. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on these consolidated financial statements.
The
COVID-19
pandemic has impacted some of the critical accounting estimates used in these consolidated financial statements during the years ended March 31, 2020 and 2021 and is expected to continue to impact these estimates in future periods. Assumptions around how long the
COVID-19
pandemic will last and how long the economies and financial markets in the key jurisdictions in which Nomura and its clients operate will take to recover has, and will continue to, affect these estimates. The key assumptions and estimates impacted by
COVID-19
include the volatility and dislocation in global financial markets for determination of fair value measurements.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for current expected credit losses
—
Management recognizes allowance for current expected credit losses on financial assets not carried at fair value and certain off-balance sheet financial instruments including unfunded loan commitments not carried at fair value in accordance with ASC 326, “
Financial Instruments — Credit Losses
” (“ASC 326”) which Nomura initially adopted on April 1, 2020. Prior to such date, allowances for credit losses were recognized for incurred losses rather than expected credit losses based on management’s estimate of probable losses incurred within these financial assets and off-balance sheet financial instruments.
Current expected credit losses are calculated over the expected life of the financial instruments in scope of the requirements on an individual or a portfolio basis, considering all relevant, reasonable supportable information available about the collectability of cash flows, including information about past events, current conditions and future forecasts. Accrued interest receivables are excluded from the amortized cost basis of financing receivables when calculating current expected credit losses.
The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.
Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within
Allowance for doubtful accounts
while allowances for current expected credit losses against off-balance sheet financial instruments are reported in the consolidated balance sheets within
Other
liabilities. All movements in the allowances are reported in the consolidated statements of income within
Other expenses
.
See Note 7
“Financing receivables”
for further information including how allowance for current expected credit losses are calculated.
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
In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities or other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and reported within
Trading assets
in the consolidated balance sheets with the change in fair value reported within
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
Revenue from services provided to clients—
Nomura earns revenue through fees and commissions from providing financial services to customers across all three business divisions. These services primarily include trade execution and clearing services, distribution of fund unit services, financial advisory services, underwriting and distribution services and asset management services.
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
Revenues from providing distribution of fund units and clearing services are reported in the consolidated statements of income within
Revenue
—
Commissions,
revenues from asset management services are reported in
Revenue—
Asset management and portfolio service fees
and revenues from financial advisory services, underwriting and distribution services are reported in
Revenue—Fees from investment banking
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
Allowances for current expected credit losses recognized against reverse repurchase agreements in accordance with ASC 326 “
Credit Losses
” (“ASC 326”) which Nomura initially adopted on April 1, 2020. are not significant due to an ongoing monitoring of the collaterals and our application of practical expedients permitted by ASC 326.
Reverse repurchase agreements and repurchase agreements (including Gensaki Repo transactions) accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC
210-20
“
Balance Sheet—Offsetting
” (“ASC
210-20”)
are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out
and offsetting rights under the master netting agreement.
Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received. Allowances for current expected credit losses recognized against securities borrowing transactions are not significant due to an ongoing monitoring of the collaterals and the short contractual maturity of these transactions.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 5 “
Collateralized transactions
” for further information.
Derivatives—
Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for both trading and non-trading
purposes. Freestanding financial instruments which meet the accounting definition of a derivatives are carried at fair value in the consolidated balance sheets and reported within
Trading assets or Trading liabilities
depending on whether fair value at the balance sheet date is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within
Short-term borrowings or Long-term borrowings
depending on the maturity of the underlying host contract.
Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.
Derivative assets and liabilities with the same counterparty documented under a legally enforceable master netting agreement and the related cash collateral receivables and payables are presented on a net basis in the consolidated balance sheets where the specific criteria defined by ASC
210-20
and ASC 815 “
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
Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading
debt securities, respectively. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial assets and liabilities through the consolidated statements of income within
Interest expense
and
Revenue—
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
Accumulated other comprehensive income (loss)
.
See Note 3 “
Derivative instruments and hedging activities
” for further information.
Loans receivable—
Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is reported in the consolidated statements of income within
Revenue—Interest and dividends
.
Loans receivable carried at fair value
Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value are reported in the consolidated statements of income within
Revenue—Net gain on trading
.
Loans receivable carried at amortized cost
Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting applicable allowances for current expected credit losses under ASC 326 which Nomura initially adopted from April 1, 2020. As of March 31, 2021, allowances for incurred credit losses reflected management’s best estimate of probable losses expected for these loans receivable.
Loan origination fees, net of direct origination costs, are amortized to
Revenue—Interest and dividends
as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were immaterial as of March 31, 2020 and March 31, 2021.
Modifications of loans receivable where the borrower is in financial difficulty and Nomura has granted a financial concession are typically accounted for as troubled debt restructurings (“TDRs”). Consistent with guidance issued by U.S. banking regulators in March 2020 as a result of the
COVID-19
pandemic, certain modifications of loans receivable which met the above criteria were not accounted for TDRs nor the loan classified as impaired provided the borrower was current with payments prior to the
COVID-19
pandemic, the nature of the concession was short-term and only permitted a payment delay, waiver of fees or extension of repayment terms. Such guidance has no longer been applied by Nomura since October 1, 2020.
See Note 7 “
Financing receivables
” for further information including how allowances for current expected credit losses under ASC 326 are determined and the impact of the
COVID-19
pandemic on the approach to calculation of current expected credit losses during the year ended March 31, 2021.
Other receivables—
Receivables from customers
include amounts receivable on client securities transactions, amounts receivable from customers for securities failed to deliver and receivables for commissions.
Receivables from other than

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customers
include amounts receivable from brokers and dealers for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within
Receivables from other than customers
was ¥680,727 million and ¥nil as of March 31, 2020 and March 31, 2021, respectively.

These amounts are carried at contractual amounts due less any applicable allowance for current expected credit losses recognized under ASC 326 which Nomura initially adopted from April 1, 2020. As of March 31, 2021, the allowance for credit losses reflected management’s best estimate of probable losses expected for these receivables.
See Note 7 “
Financing receivables
” for further information including how allowances for current expected credit losses under ASC 326 are determined and the impact of the COVID-19 pandemic on the approach to calculation of current expected credit losses during the year ended March 31, 2021.

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
For loan commitments where the loan will be held for the foreseeable future, Nomura recognizes allowances for current expected credit losses in accordance with ASC 326 which Nomura initially adopted from April 1, 2020. As of March 31, 2021, the allowance for incurred credit losses reflected management’s best estimate of probable losses expected for these loan commitments.
Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.
See Note 7
“Financing receivables”
for further information including how allowances for current expected credit losses under ASC 326 are determined and the impact of the COVID-19 pandemic on the approach to calculation of current expected credit losses during the year ended March 31, 2021.
Payables and deposits—
Payables to customers
include amounts payable on client securities transactions and are generally measured at contractual amounts due.
Payables to other than customers
include payables to brokers and dealers for securities failed to receive, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due. The net payable arising from unsettled securities transactions reported within Payables to other than customers was ¥nil and ¥205,211 million as of March 31, 2020 and March 31, 2021, respectively.

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
Leases and subleases entered into by Nomura as either lessor or lessee are classified as either operating or finance leases on inception date in accordance with ASC 842
“Leases”
(“ASC842”) which Nomura adopted from April 1, 2019. On lease commencement date, Nomura as lessee recognizes right-of-use
(“ROU”) assets and lease liabilities which are reported within
Other assets—Office buildings, land, equipment and facilities
and
Other liabilities
, respectively in the consolidated balance sheets.
Lease liabilities are initially measured at present value of the future minimum lease payments over the expected lease term. The future minimum lease payments are discounted using a relevant Nomura incremental borrowing rate as derived from information available at lease commencement date. The expected lease term is generally determined based on the contractual maturity of the lease, and adjusted for periods covered by options to extend or terminate the lease when Nomura is reasonably certain to exercise those options. ROU assets are initially measured at the amount of lease liabilities, and adjusted for any prepaid lease payments, initial direct costs incurred and any lease incentives received.
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
The following table presents a breakdown of owned and leased office buildings, land, equipment and facilities as of March 31, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Land	¥49,214	¥39,233
Office buildings	71,468	76,725
Equipment and facilities	36,279	59,614
Software	111,031	103,385
Construction in progress	1,738	407
Operating lease ROU assets	170,782	185,085

Total	¥440,512	¥464,449

Depreciation and amortization charges of owned assets are generally computed using the straight-line method and recognized over the estimated useful lives of each asset. The estimated useful life of an asset takes into consideration technological change, normal deterioration and actual physical usage by Nomura. Leasehold improvements are depreciated over the shorter of their useful life or the term of corresponding lease.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated useful lives for significant asset classes are as follows:

Office buildings	3 to 50 years
Equipment and facilities	2 to 20 years
Software	3 to 10 years
Depreciation and amortization charges of depreciable assets are reported within
Non-interest
expenses—Information processing and communications
in the amount of ¥45,818 million, ¥47,653 million, and ¥49,343 million, and in
Non-interest
expenses—Occupancy and related depreciation
in the amount of ¥12,106 million, ¥15,930 million, and ¥14,503 million for the years ended March 31, 2019, 2020 and 2021, respectively.
As of March 31, 2021, Nomura has classified buildings with a carrying value of ¥12,311 million as being held for sale and reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheet. Held-for-sale assets are carried at the lower of the carrying amount and fair value less cost to sell. During the year ended March 31, 2021, no gain or loss associated with the sale of held-for-sale assets was recognized through earnings. The sale was subsequently completed during the quarter ended June 30, 2021 and no material gain or loss was recorded.
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

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within
Other assets—Investments in equity securities
in the consolidated balance sheets, with changes in fair value reported within
Revenue—Gain (loss) on investments in equity securities
in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥74,755 million and ¥37,420 million, respectively, as of March 31, 2020 and ¥93,230 million and ¥33,419 million, respectively, as of March 31, 2021.
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
All structured notes and certain structured borrowings issued by Nomura are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes and certain structured borrowings are made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.
Changes in the fair value of structured notes elected for the fair value option are reported within
Revenue—Net gain on trading
in the consolidated statements of income, except for those attributable to Nomura’s own creditworthiness which are reported within
Other comprehensive income
in the consolidated balance sheets.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura reports income
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
Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e., greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. Following the adoption of ASU 350
“Simplifying the Test for Goodwill Impairment”
(“ASU 350) effective from April 1, 2020, a goodwill impairment loss is now recognized through earnings as the excess of the carrying amount of a reporting unit, including goodwill, over its fair value but limited to the total amount of goodwill allocated to the reporting unit. Prior to such date, an impairment loss was only recognized if the estimated implied fair value of the goodwill is below its carrying value.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
New accounting pronouncements adopted during the current year—
The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2021:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-13, “ Measurement of Credit Losses on Financial Instruments ” (1)
•  Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and receivables which are not carried at fair value with changes in fair value recognized through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments, standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings.

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
(2)

Allowances for credit losses as determined on adoption date under the new model increased as a result of the COVID-19 pandemic because of the increased credit risk caused by the impact of the pandemic on borrowers.

See Note 7 “
Financing receivables
” for new disclosures related to this matter

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated statements
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

•  Requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income—based
tax.

•  Makes other minor amendments for simplification and clarification of income taxes accounting.
		Modified retrospective adoption from April 1, 2020.	No material impact on adoption and no material impact expected in future reporting periods.

ASU 2017- 04 “ Goodwill ”
•  Simplifies the test for goodwill impairment by eliminating the existing requirement to measure an impairment loss by comparing the implied fair value of goodwill in a reporting unit to the actual carrying value of goodwill.

•  An impairment loss will be recognized if the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit.
		Prospective adoption to goodwill tests performed from April 1, 2020.	No material impact expected on future goodwill impairment tests.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated statements

•  Requires to consider income tax effects from any tax deductible goodwill on the carrying value of the reporting unit when measuring an impairment loss.

•  Does not impact when goodwill is tested for impairment or level at which goodwill is tested.

ASU 2020-04 “ Reference rate reform ”
•  Provides temporary optional expedients and exceptions to the application of generally accepted accounting principles to certain contract and hedge relationships affected by reference rate reform.

•  Contract modifications solely related to the replacement of reference rate are eligible for relief from modification accounting requirements and accounted for as a continuation of the existing contract.

•  Allows various optional expedients and elections to allow hedging relationships affected by reference rate reform would continue uninterrupted during the reference rate transition if certain criteria are met.
The expedients and exceptions provided by the ASU are permitted to be adopted any time until December 31, 2022.
No material expedients have been applied for the year ended March 31, 2021.

Nomura may apply certain of the optional expedients to relevant contract modification and hedge accounting relationship during the reference rate transition period and does not expect a material impact in future reporting periods.

(1)
As subsequently amended by ASU
2018-19
“
Codification Improvements to Topic 326, Financial Instruments—Credit Losses
”, ASU
2019-04
“
Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments
”, ASU
2019-05
“
Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief
”,
ASU 2019-09
“
Codification Improvements to Topic 326, Financial Instruments—Credit Losses
” and
ASU 2019-10
“
Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates.
”

(2)
Nomura elected the FVO for certain loans and loan commitments originated and acquired by the Wholesale division on April 1, 2020 as part of adoption of ASC 326 and as permitted by ASC 326. These loans and loan commitments were primarily elected for the FVO in order to actively risk manage them on a prospective basis through the
COVID-19
global pandemic. Active risk management for this purpose has consisted of hedging these financial instruments and also potentially selling certain positions within the

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

portfolio if and when active markets and buyers return. The financial instruments elected for the FVO were selected primarily based on the activity of the borrower, internal credit rating and from a credit and market risk perspective. The cumulative effect adjustment to decrease retained earnings
, net of tax, of ¥15,662 million reflected that the estimated fair value of the financial instruments was lower than their carrying value caused by the volatile credit markets and impact on credit spreads at such date as a result of the
COVID-19
global pandemic. See Note 2,
“Fair Value of Financial Instruments”
for further information around the nature of this election and the subsequent performance of these financial instruments since the election.
Future accounting developments—
There are no new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2021 which may have a material impact on these consolidated financial statements.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2020 and 2021 within the fair value hierarchy.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2021
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2021
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,338	¥968	¥16	¥—	¥3,322
Private equity and debt investments (4)	—	—	58	—	58
Japanese government securities	1,637	—	—	—	1,637
Japanese agency and municipal securities	—	76	2	—	78
Foreign government, agency and municipal securities	2,838	1,987	12	—	4,837
Bank and corporate debt securities and loans for trading purposes	—	1,259	135	—	1,394
Commercial mortgage-backed securities (“CMBS”)	—	0	8	—	8
Residential mortgage-backed securities (“RMBS”)	—	2,387	6	—	2,393
Issued/Guaranteed by government sponsored entity	—	2,325	—	—	2,325
Other	—	62	6	—	68
Real estate-backed securities	—	0	106	—	106
Collateralized debt obligations (“CDOs”) and other (5)	—	36	23	—	59
Investment trust funds and other	573	29	0	—	602

Total trading assets and private equity and debt investments	7,386	6,742	366	—	14,494

Derivative assets (6)
Equity contracts	9	1,318	75	—	1,402
Interest rate contracts	29	9,577	26	—	9,632
Credit contracts	4	427	24	—	455
Foreign exchange contracts	0	4,479	37	—	4,516
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(14,786)	(14,786)

Total derivative assets	43	15,801	162	(14,786)	1,220

Subtotal	¥7,429	¥22,543	¥528	¥(14,786)	¥15,714

Loans and receivables (7)	—	878	104	—	982
Collateralized agreements (8)	—	349	18	—	367
Other assets
Non-trading debt securities	123	304	—	—	427
Other (2)(3)	353	173	185	—	711

Total	¥7,905	¥24,247	¥835	¥(14,786)	¥18,201

Liabilities:
Trading liabilities
Equities	¥2,341	¥20	¥0	¥—	¥2,361
Japanese government securities	1,039	—	—	—	1,039
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	2,912	1,172	1	—	4,085
Bank and corporate debt securities	—	230	5	—	235
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other (5)	—	0	1	—	1
Investment trust funds and other	243	13	0	—	256

Total trading liabilities	6,535	1,436	7	—	7,978

Derivative liabilities (6)
Equity contracts	1	2,112	116	—	2,229
Interest rate contracts	21	8,948	69	—	9,038
Credit contracts	3	458	62	—	523
Foreign exchange contracts	—	4,380	22	—	4,402
Commodity contracts	0	0	—	—	0
Netting	—	—	—	(14,697)	(14,697)

Total derivative liabilities	25	15,898	269	(14,697)	1,495

Subtotal	¥6,560	¥17,334	¥276	¥(14,697)	¥9,473

Short-term borrowings (9)	¥—	¥532	¥103	¥—	¥635
Payables and deposits (10)	—	49	1	—	50
Collateralized financing (8)	—	352	1	—	353
Long-term borrowings (9)(11)(12)	5	3,546	547	—	4,098
Other liabilities (13)	231	179	35	—	445

Total	¥6,796	¥21,992	¥963	¥(14,697)	¥15,054

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2020 and March 31, 2021, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were
¥26 billion and ¥24
billion, respectively. As of March 31, 2020 and March 31, 2021, the fair values of these investments which are included in
Other assets—Others
were
¥6 billion and ¥4 billion, respectively.

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
Equities
and equity securities reported within
Other assets
—Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market
prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 20
20
 and 202
1
, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.
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
Bank and corporate debt securities
—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2020 and 2021. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments. The impact of the
COVID-19
pandemic on financial markets has been considered in determining which valuation inputs are used to measure fair value
.

	March 31, 2020
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)	Impact of increases in significant unobservable valuation inputs (3)(4)	Interrelationships between valuation inputs (5)
Assets:
Trading assets and private equity and debt investments
Equities	¥ 14	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

		Market multiples	Liquidity discounts	20.0%	20.0%	Lower fair value	Not applicable

Private equity and debt investments	31	DCF	WACC Growth rates Liquidity discounts	7.0 – 13.5% 0.0 – 1.0% 5.0 – 30.0%	10.0% 0.6% 9.9%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	1.0 – 11.0 x 9.6 x 5.0 – 30.0%	8.9 x 9.6 x 9.8%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	8	DCF	Credit spreads Recovery rates	0.0 – 1.4% 4.0 – 18.0%	0.5% 10.8%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	228	DCF	Credit spreads Recovery rates	0.0 – 17.9% 0.0 – 80.7%	5.8% 43.8%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	62	DCF	Yields Prepayment rates Loss severities	0.0 – 30.8% 7.1 – 15.0% 0.0 – 100.0%	6.7% 8.9% 40.6%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	94	DCF	Loss severities	0.0 – 8.1%	3.4%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	32	DCF	Yields Prepayment rates Default probabilities Loss severities	6.4 – 56.8% 20.0% 2.0% 0.0 – 100.0%	21.6% 20.0% 2.0% 73.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2020
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)	Impact of increases in significant unobservable valuation inputs (3)(4)	Interrelationships between valuation inputs (5)
Derivatives, net:
Equity contracts	¥ 19	Option models	Dividend yield Volatilities Correlations	0.0 – 18.7% 12.2 – 144.7% (0.85) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(54)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	(0.1) – 2.0% 8.8 – 13.8% 24.6 – 119.4 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(1)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.1 – 28.4% 0.0 – 105.4% 50.0 – 83.0% 0.16 – 0.82	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	7	Option models	Interest rates Volatilities Volatilities Correlations	(0.1) – 0.8% 2.0 – 23.9% 19.2 – 50.7 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	96	DCF	Credit spreads Recovery rates	0.0 – 20.5% 57.5 – 98.0%	4.2% 85.0%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	15	DCF	Repo rate	3.8 – 5.6%	4.9%	Lower fair value	Not applicable

Other assets
Other (6)	168	DCF	WACC Growth rates Liquidity discounts	10.1% 2.0% 10.0%	10.1% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.9 – 10.3 x 6.3 – 20.7 x 0.3 – 1.3 x 10.0 – 40.0%	4.6 x 11.4 x 0.8 x 28.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	29	DCF/ Option models	Volatilities Correlations	12.6 – 76.4% (0.72) – 0.94	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	409	DCF/ Option models	Volatilities Volatilities Correlations	8.6 – 76.4% 30.0 – 103.2 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 202 1
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)	Impact of increases in significant unobservable valuation inputs (3)(4)	Interrelationships between valuation inputs (5)
Assets:
Trading assets and private equity and debt investments
Equities	¥ 16	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	58	DCF	WACC Growth rates Credit spreads Liquidity discounts	6.3 – 11.5% 0.0 – 1.0% 7.6 – 8.8% 5.0 – 30.0%	8.4% 0.5% 8.1% 12.8%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	1.9 – 10.8 x 11.1 x 5.0 – 20.0%	6.5 x 11.1 x 12.2%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	12	DCF	Credit spreads Recovery rates	0.0 – 1.5% 9.2 – 9.3%	0.4% 9.2%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	135	DCF	Credit spreads Recovery rates	0.0 – 23.1% 0.0 – 100.0%	7.4% 73.3%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	8	DCF	Yields Loss severities	4.2 – 10.6% 27.5 – 69.5%	5.0% 50.3%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	6	DCF	Yields Prepayment rates Loss severities	0.0 – 14.3% 6.4 – 15.0% 0.8 – 100.0%	1.4% 7.2% 5.8%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	106	DCF	Loss severities	0.0 – 18.6%	2.4%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	23	DCF	Yields Prepayment rates Default probabilities Loss severities	5.4 – 35.0% 20.0% 2.0% 77.0 – 100.0%	11.0% 20.0% 2.0% 88.1%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 202 1
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)	Impact of increases in significant unobservable valuation inputs (3)(4)	Interrelationships between valuation inputs (5)
Derivatives, net:
Equity contracts	¥ (41)	Option models	Dividend yield Volatilities Correlations	0.0 – 9.8% 4.0 – 102.0% (0.80) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(43)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 2.3% 9.6 – 13.1% 24.9 – 94.0 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(38)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 20.8% 0.0 – 100.4% 41.9 – 65.0% 0.29 – 0.72	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	15	Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 2.1% 2.6 – 31.5% 16.2 – 25.5 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	104	DCF	Credit spreads Recovery rates	0.0 – 25.6% 26.4 – 100.0%	6.6% 95.8%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	18	DCF	Repo rate	2.8 – 5.8%	4.0%	Lower fair value	Not applicable

Other assets
Other (6)	185	DCF	WACC Growth rates Liquidity discounts	9.2% 2.0% 10.0%	9.2% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	5.0 – 6.2 x 8.2 – 32.0 x 0.3 – 1.6 x 10.0 – 40.0%	5.4 x 13.8 x 0.9 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities Bank and corporate debt sec	5	DCF	Recovery rates	3.4 – 3.5%	3.4%	Higher fair value	Not applicable

Short-term borrowings	103	DCF/ Option models	Volatilities Correlations	13.8 – 82.3% (0.69) – 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	547	DCF/ Option models	Volatilities Volatilities Correlations	9.5 – 82.3% 29.6 – 77.0 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

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
Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2020 and 2021. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2020 and 2021, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2021
	Balance as of April 1, 2020	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of March 31, 2021
Assets:
Trading assets and private equity and debt investments
Equities	¥14	¥5	¥—	¥23	¥(29)	¥—	¥1	¥2	¥0	¥16
Private equity and debt investments	31	11	—	19	(4)	—	1	—	—	58
Japanese agency and municipal securities	2	0	—	0	0	—	—	0	0	2
Foreign government, agency and municipal securities	8	1	—	21	(16)	—	0	5	(7)	12
Bank and corporate debt securities and loans for trading purposes	228	1	—	66	(165)	—	9	31	(35)	135
Commercial mortgage-backed securities (“CMBS”)	1	1	—	6	0	—	0	0	0	8
Residential mortgage-backed securities (“RMBS”)	62	0	—	12	(46)	—	1	—	(23)	6
Real estate-backed securities	94	(5)	—	170	(155)	—	2	—	0	106
Collateralized debt obligations (“CDOs”) and other	32	0	—	102	(104)	—	0	0	(7)	23
Investment trust funds and other	0	0	—	16	(16)	—	0	0	—	0

Total trading assets and private equity and debt investments	472	14	—	435	(535)	—	14	38	(72)	366

Derivatives, net (3)
Equity contracts	19	(43)	—	—	—	(26)	0	20	(11)	(41)
Interest rate contracts	(54)	16	—	—	—	(6)	1	(3)	3	(43)
Credit contracts	(1)	(19)	—	—	—	(14)	(1)	(4)	1	(38)
Foreign exchange contracts	7	20	—	—	—	(15)	1	(2)	4	15

Total derivatives, net	(29)	(26)	—	—	—	(61)	1	11	(3)	(107)

Subtotal	¥443	¥(12)	¥—	¥435	¥(535)	¥(61)	¥15	¥49	¥(75)	¥259

Loans and receivables	¥96	¥2	¥—	¥42	¥(69)	¥—	¥7	¥41	¥(15)	¥104
Collateralized agreements	15	(1)	—	—	(1)	—	0	5	—	18
Other assets
Other	168	47	0	4	(39)	—	5	—	0	185

Total	¥722	¥36	¥0	¥481	¥(644)	¥(61)	¥27	¥95	¥(90)	¥566

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥1	¥(1)	¥—	¥0	¥0	¥0	¥0
Foreign government, agency and municipal securities	0	0	—	0	0	—	1	—	—	1
Bank and corporate debt securities	1	0	—	4	(1)	—	0	2	(1)	5
Collateralized debt obligations (“CDOs”) and other	1	1	—	11	(10)	—	0	—	—	1
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥2	¥1	¥—	¥16	¥(12)	¥—	¥1	¥2	¥(1)	¥7

Short-term borrowings	29	(5)	0	220	(137)	—	0	13	(27)	103
Payables and deposits	1	0	0	0	0	—	—	1	(1)	1
Collateralized financing	—	(1)	—	—	—	—	0	—	—	1
Long-term borrowings	409	(35)	(1)	343	(284)	—	0	111	(68)	547
Other liabilities	0	(2)	—	33	0	—	0	1	(1)	35

Total	¥441	¥(42)	¥(1)	¥612	¥(433)	¥—	¥1	¥128	¥(98)	¥694

(1)
Includes gains and losses reported primarily within
Net gain on trading, Gain on private equity and debt investments, and also within
Gain (loss) on investments in equity securities, Revenue—Other
and
Non-interest
expenses
—Other, Interest and dividends
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

(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the years ended March 31, 2020 and 2021.
(5)
Transfers into Level
 3
indicate certain valuation inputs of a financial instrument become unobservable or significant.
Transfers out of Level
 3
indicate certain valuation inputs of a financial instrument become observable or insignificant. See
Quantitative and qualitative information regarding significant unobservable inputs above for the valuation inputs of each financial instruments.

Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2020 and 2021, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2020	2021
	Unrealized gains / (losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥(2)	¥4
Private equity and debt investments	1	12
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	(1)	1
Bank and corporate debt securities and loans for trading purposes	(5)	(1)
Commercial mortgage-backed securities (“CMBS”)	(1)	0
Residential mortgage-backed securities (“RMBS”)	(7)	0
Real estate-backed securities	0	(3)
Collateralized debt obligations (“CDOs”) and other	(19)	(3)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	(34)	10

Derivatives, net (2)
Equity contracts	36	(66)
Interest rate contracts	(19)	16
Credit contracts	2	(21)
Foreign exchange contracts	(24)	19

Total derivatives, net	(5)	(52)

Subtotal	¥(39)	¥(42)

Loans and receivables	(1)	(3)
Collateralized agreements	0	(1)
Other assets
Other	(20)	41

Total	¥(60)	¥(5)

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2020	2021
	Unrealized gains / (losses) (1)
Liabilities:
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities	(1)	0
Collateralized debt obligations (“CDOs”) and other	0	0

Total trading liabilities	¥(1)	¥0

Short-term borrowings (3)	1	4
Payables and deposits (3)	0	0
Collateralized financing (3)	—	0
Long-term borrowings (3)	19	(17)
Other liabilities	—	5

Total	¥19	¥(8)

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

(3)
Includes changes in unrealized gains and losses in
Other comprehensive income (loss)
for recurring Level 3 fair value measurements held at the end of the reporting period. They were ¥2 billion and ¥0 billion for the years ended March 31, 2020 and 2021.

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
The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2020 and 2021. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2020
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥2	¥—	Monthly	Same day-90 days
Venture capital funds	3	3	—	—
Private equity funds	21	9	—	—
Real estate funds	6	1	—	—

Total	¥32	¥13

	Billions of yen
	March 31, 2021
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥2	¥—	Monthly	Same day -30 days
Venture capital funds	4	2	—	—
Private equity funds	18	21	—	—
Real estate funds	4	1	—	—

Total	¥28	¥24

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.
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
Derivatives and Hedging
” and ASC 825 “
Financial Instruments.
” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.
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

•
Loans receivable and Receivables from customers
reported within
Loans and receivables
which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

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

NOMURA HOLDINGS, INC.
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

On April 1, 2020, Nomura also elected the fair value option for certain loans and loan commitments originated or purchased by the Wholesale division as part of its adoption of ASC 326. This election was made to allow these positions to be more appropriately risk managed on a prospective basis through the impact of the COVID-19 pandemic. Risk management for this purpose has included hedging these positions and also selling certain positions within the portfolio as and when active markets and buyers returned. These positions elected for the FVO were selected primarily based on the activity of the borrower, internal credit rating and from a credit and market risk perspective.
The impact of this election was to reduce the carrying value of recognized loans receivable as reported within
Loans and receivables
by ¥9,774 million as of April 1, 2020 as the fair value of these positions was below carrying value at such date. Similarly, a liability of JPY ¥5,888 million was recognized and reported within
Other liabilities
for loan commitments at such date as the fair value of these positions was negative. In both cases, fair value was below carrying value or negative primarily as a result of the volatile credit markets and impact of the COVID-19 pandemic on credit spreads at such date.
The total difference between carrying value and fair value of ¥15,662 million, net of tax, was recognized in opening
Retained earnings
as a cumulative effect adjustment on April 1, 2020. Subsequent changes in fair value after April 1, 2020 have been recognized in earnings and reported within
Net gain (loss) on trading
.
In March 2021, Nomura also elected the fair value option for certain claims receivable arising from the U.S. prime brokerage losses. This election was made as these receivables will be prospectively managed on a fair value basis. The receivables are reported within
Loans and receivables
and any subsequent changes in fair value recognized in earnings and reported within
Net gain (loss) on trading
.
Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within
Interest and dividends, Interest expense
or
Net gain on trading
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2019, 2020 and 2021.

	Billions of yen
	Year ended March 31
	2019	2020	2021
	Gains/(Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥0	¥1	¥2
Private equity and debt investments	1	(1)	0
Loans and receivables	(2)	2	7
Collateralized agreements (3)	2	4	5
Other assets (2)	(26)	(16)	51

Total	¥(25)	¥(10)	¥65

Liabilities:
Short-term borrowings (4)	¥28	¥64	¥(83)
Payables and deposits	—	0	3
Collateralized financing (3)	0	(2)	9
Long-term borrowings (4)(5)	(38)	58	(194)
Other liabilities (6)	3	2	3

Total	¥(7)	¥122	¥(262)

(1)	Includes gains and losses reported primarily within Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

As of March 31, 2020 and 2021, Nomura held an economic interest of 39.19% and 39.27% in American Century Companies, Inc., respectively. The investment is measured at fair value on a recurring basis through election of the fair value option and is reported within
Other assets – Other
in the consolidated balance sheets
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in other comprehensive income during the years pertaining to certain financial liabilities for which the fair value option has been elected recognized in other comprehensive income during the years and cumulatively, and amounts reclassified to earnings from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2020 and 2021.

	Billions of Yen
	Year ended March 31
	2020	2021
Changes recognized as a credit (debit) to other comprehensive income	¥49	¥(88)
Credit (debit) amounts reclassified to earnings	(1)	(10)
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	80	(11)
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
As of March 31, 2021, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥219
billion less than the principal balance of such
Loans and receivables
. The significant portion of the principal balance is derived from receivables for the claim of the losses on the related hedges from default by the U.S. client. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥
45

billion less than the principal balance of such
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
Concentrations of credit risk
Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on debt securities issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within
Trading assets
in the consolidated balance sheets. Government, agency and municipal securities, including
Securities pledged as collateral
, represented 16% of total assets as of March 31, 2020 and 15%
as of March 31, 2021.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2020 and 2021. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2020
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥1,934	¥1,889	¥2,704	¥672	¥7,199

	Billions of yen
	March 31, 2021
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥1,715	¥1,888	¥2,329	¥620	¥6,552

(1)
Other than above, there were ¥321 billion and ¥299 billion of government, agency and municipal securities reported within
Other
assets—Non-trading
debt securities
in the consolidated balance sheets as of March 31, 2020 and 2021, respectively. These securities are primarily Japanese government, agency and municipal securities.

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
and
Other secured borrowings
in the consolidated balance sheets.
The fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within
Loans receivable
while financial liabilities primarily include long-term borrowings which are reported within
Long-term borrowings
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2020 and 2021.

	Billions of yen
	March 31, 2020 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,192	¥3,192	¥3,192	¥—	¥—
Time deposits	309	309	—	309	—
Deposits with stock exchanges and other segregated cash	374	374	—	374	—
Loans receivable (2)	2,848	2,842	—	2,201	641
Securities purchased under agreements to resell	12,377	12,377	—	12,362	15
Securities borrowed	3,530	3,529	—	3,529	—

Total	¥22,630	¥22,623	¥3,192	¥18,775	¥656

Liabilities:
Short-term borrowings	¥1,487	¥1,487	¥—	¥1,458	¥29
Deposits received at banks	1,276	1,276	—	1,275	1
Securities sold under agreements to repurchase	16,349	16,349	—	16,349	—
Securities loaned	961	962	—	962	—
Other secured borrowings	718	718	—	718	—
Long-term borrowings	7,776	7,733	2	7,263	468

Total	¥28,567	¥28,525	¥2	¥28,025	¥498

	Billions of yen
	March 31, 2021 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,510	¥3,510	¥3,510	¥—	¥—
Time deposits	281	281	—	281	—
Deposits with stock exchanges and other segregated cash	374	374	—	374	—
Loans receivable (2)	2,937	2,937	—	2,120	817
Securities purchased under agreements to resell	10,775	10,775	—	10,757	18
Securities borrowed	5,264	5,264	—	5,264	—

Total	¥23,141	¥23,141	¥3,510	¥18,796	¥835

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2021 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Liabilities:
Short-term borrowings	¥1,368	¥1,368	¥—	¥1,265	¥103
Deposits received at banks	1,342	1,343	—	1,342	1
Securities sold under agreements to repurchase	13,360	13,360	—	13,360	0
Securities loaned	1,381	1,381	—	1,381	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	7,975	7,978	5	7,370	603

Total	¥25,819	¥25,823	¥5	¥25,111	¥707

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.
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
As of March 31, 2021, the equity method investment in Nomura Real Estate Holdings, Inc., one of Nomura’s affiliated companies, is measured at fair value on a nonrecurring basis. The investment that is reported within
Investments in and advances to affiliated companies
in the consolidated balance sheets was impaired by ¥47,661 million. The fair value used to measure the other than temporary impairment was the quoted market price as of March 31, 2021 which would be classified in Level 1 of the fair value hierarchy. See Note 20 “
Affiliated companies and other equity-method investees
” for further information.
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
Futures and forward contracts are commitments to either purchase or sell securities, foreign exchange contracts or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to counterparty risks.
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
Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.
To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position
.
Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.
Derivatives used for
non-trading
purposes
Nomura’s principal objectives in using derivatives for
non-trading
purposes are to manage interest rate risk, to modify interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading
purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.
Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Concentrations of credit risk for derivatives
The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2020 and 2021. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2020
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥17,711	¥(15,479)	¥(1,707)	¥525

	Billions of yen
	March 31, 2021
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,474	¥(11,473)	¥(1,500)	¥501

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative activities
The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2020 and 2021 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

		Billions of yen
		March 31, 2020
		Derivative assets	Derivative liabilities
	Total Notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2)(3) :
Equity contracts	¥47,976	¥1,921	¥2,008
Interest rate contracts	2,522,172	13,590	13,214
Credit contracts	36,155	407	457
Foreign exchange contracts	267,313	5,224	5,104
Commodity contracts	601	9	6

Total	¥2,874,217	¥21,151	¥20,789

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,064	¥39	¥0
Foreign exchange contracts	115	—	1

Total	¥1,179	¥39	¥1

Total derivatives	¥2,875,396	¥21,190	¥20,790

		Billions of yen
		March 31, 2021
		Derivative assets	Derivative liabilities
	Total Notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2)(3) :
Equity contracts	¥40,396	¥1,402	¥2,229
Interest rate contracts	2,524,407	9,617	9,023
Credit contracts	38,850	455	523
Foreign exchange contracts	351,662	4,511	4,402
Commodity contracts	334	1	0

Total	¥2,955,649	¥15,986	¥16,177

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,168	¥15	¥14
Foreign exchange contracts	130	5	—

Total	¥1,298	¥20	¥14

Total derivatives	¥2,956,947	¥16,006	¥16,191

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Each derivative classification includes derivatives referencing multiple risk components. For example, certain interest rate contracts include complex derivatives referencing interest rate risk as well as foreign

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)
As of March 31, 2020 and 2021, the amounts reported include derivatives used for non-trading
purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.
Offsetting of derivatives
Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty (“close-out and offsetting rights”).
For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. Nomura generally seeks to obtain an external legal opinion in order to ascertin the enforceability of such close-out
and offsetting rights within these agreements.
For certain counterparties and/ or in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Even when derivatives are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that close-out
and offsetting rights within such agreements are legally enforceable. This may be the case where the relevant local laws explicitly prohibit the enforceability of such close-out
and offsetting rights, or where the local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.
Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
Derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC
210-20
and ASC 815 are met.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2020 and 2021 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC 210-20 and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2020		March 31, 2021
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥869	¥875	¥904	¥1,439
Exchange-traded	1,052	1,133	498	790
Interest rate contracts
OTC settled bilaterally	11,881	11,438	8,456	7,871
OTC centrally-cleared	1,692	1,758	1,147	1,146
Exchange-traded	56	18	29	20
Credit contracts
OTC settled bilaterally	278	311	169	251
OTC centrally-cleared	126	132	282	269
Exchange-traded	3	14	4	3
Foreign exchange contracts
OTC settled bilaterally	5,224	5,105	4,516	4,402
Commodity contracts
OTC settled bilaterally	1	1	0	0
Exchange-traded	8	5	1	0

Total gross derivative balances (2)	¥21,190	¥20,790	¥16,006	¥16,191
Less: Amounts offset in the consolidated balance sheets (3)	(19,248)	(18,987)	(14,786)	(14,697)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥1,942	¥1,803	¥1,220	¥1,494

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen		Billions of yen
	March 31, 2020		March 31, 2021
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	¥(182)	¥(125)	¥(240)	¥(310)

Net amount	¥1,760	¥1,678	¥980	¥1,184

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2020, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,013 billion and ¥1,046 billion, respectively. As of March 31, 2021, the gross balance of such derivative assets and derivative liabilities was ¥392 billion and ¥589 billion, respectively.

(3)
Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2020, Nomura offset a total of ¥1,679 billion of cash collateral receivables against net derivative liabilities and ¥1,940 billion of cash collateral payables against net derivative assets. As of March 31, 2021, Nomura offset a total of ¥1,594 billion of cash collateral receivables against net derivative liabilities and ¥1,683 billion of cash collateral payables against net derivative assets.

(4)
Net derivative assets and net derivative liabilities are generally reported within
Trading assets and private equity investments—Trading assets
and
Trading liabilities
, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract.

(5)
Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC
210-20
and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2020, a total of ¥374 billion of cash collateral receivables and ¥540 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2021, a total of ¥283 billion of cash collateral receivables and ¥572 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2019, 2020 and 2021 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2019	2020	2021
Derivatives used for trading and non-trading purposes (1)(2) :
Equity contracts	¥(32)	¥93	¥26
Interest rate contracts	104	(192)	254
Credit contracts	(19)	(118)	(90)
Foreign exchange contracts	(50)	57	(11)
Commodity contracts	10	(1)	50

Total	¥13	¥(161)	¥229

(1)
Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(2)
Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2019 and 2020, these amounts were not significant. For the year ended March 31, 2021, net losses for these non-trading derivatives were ¥3 billion.

Fair value hedges
Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship and the related cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items as of March 31, 2020 and 2021.

Line items in the statement of financial position in which the hedged item is included:	Billions of yen
	Carrying amount of the hedged liabilities		Cumulative gains/(losses) of fair value hedging adjustment included in the carrying amount of the hedged liabilities
	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Long-term borrowings	¥1,098	¥1,164	¥(36)	¥2

Total	¥1,098	¥1,164	¥(36)	¥2

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within
Interest expense
and
Revenue-Other
, respectively together with the change in fair value of the hedged items.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2019, 2020 and 2021 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2019	2020	2021
Derivatives designated as hedging instruments:
Interest rate contracts	¥6	¥(26)	¥29

Total	¥6	¥(26)	¥29

	Billions of yen
	Year ended March 31
	2019	2020	2021
Hedged items:
Long-term borrowings	¥(6)	¥26	¥(29)

Total	¥(6)	¥26	¥(29)

Net investment hedges
Nomura designates certain foreign currency derivative contracts, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains (losses) arising from the derivative contracts and non-derivative
financial products designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within
Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax
. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.
The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2019, 2020 and 2021.

	Billions of yen
	Year ended March 31
	2019	2020	2021
Hedging instruments:
Foreign exchange contracts	¥7	¥2	¥(7)

Total	¥7	¥2	¥(7)

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue—Other
in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2019, 2020 and 2021.
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
The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2021, was ¥727 billion with related collateral pledged of ¥583 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2021, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥2 billion
.
Credit derivatives
Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.
Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.
Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.
The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.
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
Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlyings.
Extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposures. To the

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.
Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative contract. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:
Probability of default
: Nomura values credit derivatives by taking into account of the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The notional amounts are therefore, significantly higher than Nomura’s actual exposures to these contracts as a whole.
Recovery value on the underlying asset
: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.
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
The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2020 and 2021.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2021
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability (1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(80)	¥7,035	¥1,318	¥2,297	¥2,642	¥778	¥5,452
Credit default indices	(246)	10,235	1,271	4,065	3,989	910	7,737
Other credit risk related portfolio products	10	396	73	180	131	12	280
Credit-risk related options and swaptions	0	39	—	—	39	—	33

Total	¥(316)	¥17,705	¥2,662	¥6,542	¥6,801	¥1,700	¥13,502

(1)
Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts
.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2020
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥122	¥1,683	¥1,935	¥2,643	¥1,198	¥437	¥8,018
Credit default indices	24	153	2,211	4,027	1,318	331	8,064
Other credit risk related portfolio products	—	—	2	191	73	91	357
Credit-risk related options and swaptions	—	—	—	—	16	—	16

Total	¥146	¥1,836	¥4,148	¥6,861	¥2,605	¥859	¥16,455

	Billions of yen
	March 31, 2021
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥198	¥1,218	¥1,887	¥2,098	¥753	¥881	¥7,035
Credit default indices	114	128	1,880	6,294	1,415	404	10,235
Other credit risk related portfolio products	—	—	4	237	58	97	396
Credit-risk related options and swaptions	—	—	—	32	7	—	39

Total	¥312	¥1,346	¥3,771	¥8,661	¥2,233	¥1,382	¥17,705

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives entered into in contemplation of sales of financial assets
Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and contemporaneously enters into a separate agreement with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance
total return swaps.
These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within
Long-term borrowings
in the consolidated balance sheets.
As of March 31, 2020 there were no outstanding sales with total return swap or in-substance
total return swap transactions accounted for as sales rather than collateralized financing transactions.

For the year ended March 31, 2021, certain transactions which involve sales of securities and total return swaps were accounted for as sales. As of the date of transfer,
 the carrying amount of the securities and the amount of gross cash proceeds from the sales were ¥69,405 million and ¥69,535 million, respectively. As of March 31, 2021, the fair value of the securities derecognized by Nomura and the gross liability balances of the total return swaps arising from the transactions were ¥67,773 million and ¥1,539 million respectively.
4. Revenue from services provided to customers
Revenues by types of service
The following table presents revenue earned by Nomura from providing services to customers by relevant line item in Nomura’s consolidated statement of income for the year ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Commissions	¥293,069	¥308,805	¥376,897
Fees from investment banking	101,521	103,222	108,681
Asset management and portfolio service fees	245,519	238,202	230,047
Other revenue	54,284	49,901	44,235

Total	¥694,393	¥700,130	¥759,860

Commissions represent revenue principally from trade execution, clearing services and distribution of fund units provided by both the Retail and Wholesale Divisions approximately equally across the divisions. The following table shows the breakdown of
Commissions
for the year ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Stock Brokerage Commissions	¥192,032	¥196,491	¥262,286
Commissions for distributing of investment trusts	56,649	66,664	68,794
Other	44,388	45,650	45,817

Total	¥293,069	¥308,805	¥376,897

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fees from investment banking represent revenues from financial advisory, underwriting and distribution primarily from Wholesale followed by Retail. The following table shows the breakdown of
Fees from investment banking
for the year ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Equity underwriting and distribution	¥30,046	¥13,958	¥30,647
Bond underwriting and distribution	22,739	25,546	23,120
Financial advisory fees	33,195	41,646	37,760
Other	15,541	22,072	17,154

Total	¥101,521	¥103,222	¥108,681

Asset management and portfolio service fees represent revenues from asset management services primarily from the Asset Management Division followed by Retail.
The following table shows the breakdown of
Asset management and portfolio service fees
for the year ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Asset management fees	¥168,695	¥159,494	¥150,218
Administration fees	60,983	62,619	63,215
Custodial fees	15,841	16,089	16,614

Total	¥245,519	¥238,202	¥230,047

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

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers
•  Trade execution and clearing commissions recognized at a point in time, namely trade date.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
similar services to the customer.

Financial advisory services
•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions

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

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Underwriting and syndication services
•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customer

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

Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Providing custodial and administrative services to customers
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from Contracts with Customers
” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain rights of return or similar features for the customer
Customer contract balances
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
The following table presents the balances of customer contract receivables, contract assets and contract liabilities in scope of ASC 606 as of March 31, 2020 and 2021. The amount of contract assets as of March 31, 2020 and 2021 were immaterial.

	Millions of yen
	March 31, 2020	March 31, 2021
Customer contract receivables	¥103,557	¥85,205
Contract liabilities (1)	3,444	3,497

(1)	Contract liabilities primarily rise from investment advisory services and recognized in connection with the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2019 were recognized as revenue for the year ended March 31, 2020. Nomura recognized ¥744 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2020.
The balance of contract liabilities as of March 31, 2020 were recognized as revenue for the year ended March 31, 2021. Nomura recognized ¥1,565 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2021.
Transaction price allocated to the remaining performance obligations
Nomura retained no significant transactions for which individual estimated contract period exceeds one year for the year ended March 31, 2020. Transaction price allocated to the remaining performance obligations is ¥1,187 million as of March 31, 2021.
As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2020 and 2021. These amounts are not included in the above. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs,
” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2020 and 2021 were not significant.
5. Collateralized transactions:
Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ financing needs, finance trading inventory positions and obtain securities for settlements.
Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out
and offsetting rights within these agreements.
For certain counterparties and/ or in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Even when these transactions are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that the close-out
and offsetting rights are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out
and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.
Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese
government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to sell or repledge these securities to third parties such as through repurchase agreements, securities lending transactions or to cover short positions. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.
Offsetting of certain collateralized transactions
Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC
210-20
are met. These criteria include

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out
and offsetting rights under the master netting agreement.
The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2020 and 2021, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2020
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥32,425	¥3,508	¥36,397	¥1,252
Less: Amounts offset in the consolidated balance sheets (2)	(20,048)	—	(20,048)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥12,377	¥3,508	¥16,349	¥1,252

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(10,507)	(2,381)	(8,980)	(1,067)
Cash collateral	(5)	—	(40)	—

Net amount	¥1,865	¥1,127	¥7,329	¥185

	Billions of yen
	March 31, 2021
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥31,568	¥5,241	¥34,154	¥1,781
Less: Amounts offset in the consolidated balance sheets (2)	(20,793)	—	(20,794)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥10,775	¥5,241	¥13,360	¥1,781

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(9,390)	(3,211)	(9,448)	(1,488)
Cash collateral	(1)	—	(1)	—

Net amount	¥1,384	¥2,030	¥3,911	¥293

(1)
Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2020, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥627 billion and ¥6,356 billion, respectively. As of March 31, 2020, the gross balance of securities borrowing transactions

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥998 billion and ¥138 billion, respectively. As of March 31, 2021, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥480 billion and ¥2,653 billion, respectively. As of March 31, 2021, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,947 billion and ¥213 billion, respectively.

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

Maturity analysis of repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2021. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2021
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥13,837	¥16,452	¥1,991	¥1,590	¥284	¥34,154
Securities lending transactions	872	351	291	266	1	1,781

Total gross recognized liabilities (2)	¥14,709	¥16,803	¥2,282	¥1,856	¥285	¥35,935

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligation to return those securities. The liability is reported within
Other liabilities
in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2021. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2021
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥724	¥1,600	¥2,324
Japanese government, agency and municipal securities	1,168	0	1,168
Foreign government, agency and municipal securities	27,531	8	27,539
Bank and corporate debt securities	1,926	117	2,043
Commercial mortgage-backed securities (“CMBS”)	6	—	6
Residential mortgage-backed securities (“RMBS”) (1)	2,532	—	2,532
Collateralized debt obligations (“CDOs”) and other	223	—	223
Investment trust funds and other	44	56	100

Total gross recognized liabilities (2)	¥34,154	¥1,781	¥35,935

(1)	Includes ¥2,170 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations.
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

Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2020 and 2021.

	Billions of yen
	March 31
	2020	2021
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥46,439	¥50,466
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	38,054	38,342

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
within
Trading assets
and
Non-trading
debt securities
in the consolidated balance sheets.
The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Trading assets:
Equities and convertible securities	¥133,066	¥239,393
Government and government agency securities	1,183,457	1,064,164
Bank and corporate debt securities	59,734	32,262
Residential mortgage-backed securities (“RMBS”)	2,826,613	1,790,395
Collateralized debt obligations (“CDOs”) and other (1)	12,406	32,081
Investment trust funds and other	6,439	43,805

	¥4,221,715	¥3,202,100

Non-trading debt securities	29	115,659
Investments in and advances to affiliated companies	¥2,760	¥4,136

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
The following table presents the carrying amount of financial and non-financial
assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Loans and receivables	¥55,051	¥114,051
Trading assets and private equity and debt investments	1,393,517	1,344,361
Office buildings, land, equipment and facilities	5,258	5,076
Non-trading debt securities	149,991	1,047
Other	77	5,823

	¥1,603,894	¥1,470,358

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
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2020 and 2021, Nomura received cash proceeds from SPEs in new securitizations of ¥202 billion and ¥297 billion, respectively. The associated gain on sale was ¥19 billion for the year ended March 31, 2021 and the amount was not significant for the year ended March 31, 2020. For the years ended March 31, 2020 and 2021, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,769 billion and ¥2,799 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,245 billion and ¥2,564 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,177 billion and ¥5,323 billion as of March 31, 2020 and 2021, respectively. Nomura’s retained interests were ¥163 billion and ¥160 billion as of March 31, 2020 and 2021, respectively. For the years ended March 31, 2020 and 2021, Nomura received cash flows of ¥24 billion and ¥27 billion, respectively, from the SPEs on the retained interests held in the SPEs.
Nomura does not provide financial support to SPEs beyond its contractual obligations as of March 31, 2020 and 2021.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2020 and 2021.

	Billions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥158	¥—	¥158	¥158	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	5	5	0	5

Total	¥—	¥158	¥5	¥163	¥158	¥5

	Billions of yen
	March 31, 2021
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥154	¥—	¥154	¥154	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	6	6	0	6

Total	¥—	¥154	¥6	¥160	¥154	¥6

As of March 31, 2021, predominantly all of the retained interests held by Nomura were valued using observable prices. The initial fair value of these retained interests are mostly level 2 in the fair value hierarchy.
The following table presents the type and carrying value of financial assets included within
Trading assets
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2020 and 2021. These transfers are accounted for as secured financing transactions and generally reported within
Long-term borrowings.
The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse
to Nomura.

	Billions of yen
	March 31
	2020	2021
Assets
Trading assets
Loans	¥45	¥106

Liabilities
Long-term borrowings	¥45	¥106

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2020 and 2021. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2020	2021
Consolidated VIE assets
Cash and cash equivalents	¥10	¥13
Trading assets
Equities	645	524
Debt securities	454	414
CMBS and RMBS	43	20
Investment trust funds and other	0	4
Derivatives	19	1
Private equity and debt investments	11	21
Office buildings, land, equipment and facilities	15	51
Other	24	26

Total	¥1,221	¥1,074

Consolidated VIE liabilities
Trading liabilities
Derivatives	19	2
Borrowings
Short-term borrowings	117	74
Long-term borrowings	830	763
Other	4	2

Total	¥970	¥841

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2020 and 2021. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments and financial guarantees.

	Billions of yen
	March 31, 2020
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥35	¥—	¥35
Debt securities	73	—	73
CMBS and RMBS	3,631	—	3,631
Investment trust funds and other	170	—	170
Private equity and debt investments	11	—	11
Loans	835	—	835
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	84

Total	¥4,766	¥—	¥4,850

	Billions of yen
	March 31, 2021
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥30	¥—	¥30
Debt securities	60	—	60
CMBS and RMBS	2,362	—	2,362
Investment trust funds and other	195	—	195
Private equity and debt investments	3	—	3
Loans	556	—	556
Other	19	—	19
Commitments to extend credit and other guarantees	—	—	110

Total	¥3,225	¥—	¥3,335

7. Financing receivables:
In the normal course of business, Nomura extends financing to clients primarily in the form of loan receivables, loan commitments and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets at fair value or on amortized cost basis and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying value of financing receivables measured on an amortized cost basis is adjusted for an allowance for current expected credit losses where appropriate. As of April 1, 2020 Nomura adopted new guidance for determination of such allowances defined by ASC 326 “
Financial Instruments
—Credit Losses
” (“ASC 326”) which requires recognition of allowances based on current expected credit losses rather incurred credit losses as required by previous authoritative guidance. See Note 1 “Basis of accounting—New accounting pronouncements recently adopted” in these consolidated financial statements for guidance on the impact of the current expected credit loss (“CECL”) impairment model introduced by ASC 326 on Nomura on initial adoption.
Collateralized agreements
Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those where we apply fair value options, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not significant because of our application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels and the short expected life of the financial instruments.
Loans receivable
The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.
Loans at banks include both retail and commercial secured and traditional unsecured loans mainly extended by Nomura Trust & Banking Co., Ltd. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.
Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage business in retail and wealth management services. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value
(“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral. For these reasons, the risk to Nomura of providing these loans is limited.
Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day
financings are traded through money market dealers. The risk to Nomura of making these

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.
Corporate loans are primarily commercial loans provided to corporate clients except Loan at banks. Corporate loans include loans secured by real estate or securities, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.
The following tables present a summary of loans receivable reported within
Loans receivable
or
Investments in and advances to affiliated companies
in the consolidated balance sheets as of March 31, 2020, and 2021 by portfolio segment.

	Millions of yen
	March 31, 2020
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivable
Loans at banks	¥521,715	¥—	¥521,715
Short-term secured margin loans	296,833	8,905	305,738
Inter-bank money market loans	865	—	865
Corporate loans	1,232,851	796,236	2,029,087

Total loans receivable	¥2,052,264	¥805,141	¥2,857,405

	Millions of yen
	March 31, 2021
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivable
Loans at banks	¥605,200	¥—	¥605,200
Short-term secured margin loans	436,221	—	436,221
Inter-bank money market loans	1,289	—	1,289
Corporate loans	1,082,239	818,523	1,900,762

Total loans receivable	¥2,124,949	¥818,523	¥2,943,472

Advances to affiliated companies	1,000	—	1,000
Total	¥2,125,949	¥818,523	¥2,944,472

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases nor sales of loans receivable during the year ended March 31, 2020. During the same period, there were no significant reclassifications of loans receivable to trading assets.
There were no significant purchases nor sales of loans receivable during the year ended March 31, 2021. During the same period, there were no significant reclassifications of loans receivable to trading assets.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for current expected credit losses
Following adoption of ASC 326 on April 1, 2020, management has established an allowance for current expected credit losses using the CECL impairment model against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans receivable and written unfunded loan commitments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties and net investments in finance leases.
Current expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads.
The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.
Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2021 was not significant.
The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.
Financial instruments subject to the CECL impairment model are charged off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principle and interest balances have been exhausted.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended March 31, 2021.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments and certain deposits
•  Full loss rate model developed by Nomura’s Risk department

•  Measures expected credit losses based on probability of default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) inputs.

•  PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

•  Immediate reversion method used for periods beyond which reasonable and supportable forecast is not available.

•  For financial instruments which have defaulted or are probable of defaulting, expected credit losses measured using discounted cash flow analyses or, where the financial instrument is collateral dependent, based on any shortfall of fair value of the underlying collateral.

Collateralized agreements, short-term secured margin loans and cash prime brokerage loans
•  For reverse repos and short-term secured margin loans and cash prime brokerage loans where frequent margining is required and the counterparty has ability to replenish margin, as permitted by a practical expedient provided by ASC 326 expected credit losses are limited to difference between carrying value of the reverse repo or margin loan and fair value of underlying collateral.

•  Securities borrowing transactions typically have very short expected lives and are collateralized and therefore expected credit losses are generally determined qualitatively to be insignificant based on historical experience and consistent monitoring of collateral.

Customer contract assets and receivables
•  Expected credit losses typically based on ageing analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

Prior to adoption of ASC 326, allowances for credit losses recognized against financial instruments measured at amortized cost were based on amounts which reflected management’s best estimate of probable losses incurred. The allowance for doubtful accounts comprised two components, namely a specific component for financial instruments which have been individually evaluated for impairment; and a general component for financial instruments which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience. The specific component of the allowance reflects probable losses incurred within financial instruments which have been individually evaluated for impairment. Impairment was measured by adjusting the carrying value of the financial instrument to either the present value of expected future cash flows discounted at the financial instrument’s effective interest rate, an observable market price, or the fair value of the collateral if the financial instrument is collateral dependent.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The general component of the allowance was for financial instruments not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance was based on historical loss experience adjusted for qualitative factors such as current economic conditions.
The following table presents changes in the allowance for doubtful accounts for the years ended March 31, 2019 and 2020. The allowance for doubtful accounts increased as of March 31, 2020 when compared to March 31, 2019 primarily as a result of specific impairments identified in March 2020 as a result of the
COVID-19
pandemic.

	Millions of yen
	Year ended March 31, 2019
	Allowance for doubtful accounts				Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,140	¥—	¥417	¥1,557	¥1,957	¥3,514
Provision for credit losses	7	364	434	805	30	835
Charge-offs	(95)	—	(0)	(95)	(102)	(197)
Other (1)	—	6	17	23	(6)	17

Ending balance	¥1,052	¥370	¥868	¥2,290	¥1,879	¥4,169

	Millions of yen
	Year ended March 31, 2020
	Allowance for doubtful accounts				Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,052	¥370	¥868	¥2,290	¥1,879	¥4,169
Provision for credit losses	512	—	7,125	7,637	1,451	9,088
Charge-offs	—	—	—	—	(162)	(162)
Other (1)	—	(18)	(49)	(67)	(16)	(83)

Ending balance	¥1,564	¥352	¥7,944	¥9,860	¥3,152	¥13,012

(1)	Includes the effect of foreign exchange movements.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the allowance for the year ended March 31, 2021 as determined using the CECL impairment model defined by ASC 326. The allowance increased significantly during the year primarily as a result of credit losses arising in connection with the U.S. Prime brokerage event in March 2021. See Note 23.
“U.S. Prime Brokerage Event”
for further information on this event.

	Millions of yen
	Year ended March 31, 2021
	Allowance for doubtful accounts				Allowance against receivables other than loans (2)	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance prior to CECL adoption	¥1,564	¥352	¥7,944	¥9,860	¥3,152	¥13,012
Impact of CECL adoption (1)	232	—	1,738	1,970	2	1,972
Opening balance after CECL adoption	1,796	352	9,682	11,830	3,154	14,984
Provision for credit losses (3)	(196)	—	38,211	38,015	1,060	39,075
Charge-offs	(318)	(363)	(0)	(681)	(1,600)	(2,281)
Other (4)	—	11	92	103	1,903	2,006

Ending balance	¥1,282	¥—	¥47,985	¥49,267	¥4,517	¥53,784

(1)	The balance recognized on April 1, 2020 on adoption of the CECL impairment model under ASC 326.
(2)	Includes collateralized agreements, customer contract assets and receivables and other receivables.
(3)
In March 2021, following the default by the U.S. client an additional allowance for doubtful accounts of ¥41,561 million was taken on the loans with the client. See Note 23.
“U.S. Prime Brokerage Event
”
for further information on this event.

(4)	Includes the effect of foreign exchange movements and recoveries collected.
Troubled debt restructurings
In the ordinary course of business, Nomura may choose to restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.
Expected credit losses for a loan being restructured under a TDR which only involve modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.
Discussions continue with various borrowers to modify the existing contractual terms of certain loans. These modifications where the borrower is deemed to be in financial difficulty and Nomura has, or expects to, grant a financial concession would typically be accounted for and reported as a TDR.
As of March 31, 2020, the amount of loans which were classified as impaired but against which no allowance for doubtful accounts had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment and the total unpaid principal balance  were
 ¥14,678
 million. The related allowance was
¥8,282 million.
The amounts of TDRs which occurred during the years ended March 31, 2020 and 2021 were not significant.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonaccrual and past due loans
Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the loans is 90 days or more past due.
Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable reversed and no further accrual of interest is permitted. Interest income is subsequent recognized when a cash payment is received from the borrower using the cash basis method.
Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.
As of March 31, 2020, there were ¥14,658 million of loans which were placed on a nonaccrual status, primarily secured and unsecured corporate loans. The amount of loans which were 90 days past due was not significant.
As of March 31, 2021, there were ¥204,404
million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Nomura uses, as a practical expedient, the fair value of the collateral when determining the allowance for doubtful accounts, for which repayment is expected to be provided substantially through the operation or sale of the collateral. Of the corporate loans on non-accrual status, these loans relate to U.S. client as of March 31,2021 causing an increase of an allowance for doubtful accounts of ¥41,561 million to be recorded. The amount of loans which were 90 days past due was not significant.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2021.

	Millions of yen
	March 31, 2021
	2021	2020	2019	2018	2017	2016 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥54,179	¥115,003	¥17,106	¥12,450	¥4,240	¥17,634	¥—	¥220,612
BB-CCC	75,680	115,131	3,864	2,324	—	5,484	—	202,483
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	61,185	—	—	—	—	—	61,185

Total secured loans at banks	¥129,859	¥291,319	¥20,970	¥14,774	¥4,240	¥23,118	¥—	¥484,280

Unsecured loans at banks:
AAA-BBB	¥9,101	¥22,955	¥27,863	¥17,563	¥8,484	¥34,719	¥—	¥120,685
BB-CCC	—	—	235	—	—	—	—	235
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥9,101	¥22,955	¥28,098	¥17,563	¥8,484	¥34,719	¥—	¥120,920

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	170,514	141	—	—	—	—	265,566	436,221

Total short-term secured margin loans	¥170,514	¥141	¥—	¥—	¥—	¥—	¥265,566	¥436,221

Unsecured inter-bank money market loans:
AAA-BBB	¥1,289	¥—	¥—	¥—	¥—	¥—	¥—	¥1,289
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥1,289	¥—	¥—	¥—	¥—	¥—	¥—	¥1,289

Secured corporate loans:
AAA-BBB	¥33,965	¥261,182	¥45,880	¥9,817	¥6,406	¥27,672	¥97	¥385,019
BB-CCC	20,093	102,941	34,435	29,869	13,067	17,573	173,178	391,156
CC-D(2)	197,859	—	—	—	—	—	—	197,859
Others (1)	—	39	40	11	30	4,697	428	5,245

Total secured corporate loans	¥251,917	¥364,162	¥80,355	¥39,697	¥19,503	¥49,942	¥173,703	¥979,279

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	84	—	450	—	—	—	—	534
CC-D	—	—	—	—	—	—	—	—
Others (1)	1	191	8	97,212	—	5,014	—	102,426

Total unsecured corporate loans	¥85	¥191	¥458	¥97,212	¥—	¥5,014	¥—	¥102,960
Advances to affiliated companie s
AAA-BBB	¥1,000	¥—	¥—	¥—	¥—	¥—	¥—	¥1,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	—	—	—	—	—	—	—
Total advances to affiliated companies	¥1,000	¥—	¥—	¥—	¥—	¥—	¥—	¥1,000

Total	¥563,765	¥678,768	¥129,881	¥169,246	¥32,227	¥112,793	¥439,269	¥2,125,949

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	Includes loans of ¥197,859 million in relation to the U.S. prime brokerage event.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default—more than that of ‘B range.’

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other
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
The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2020			2021
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥354	¥(285)	¥69	¥354	¥(288)	¥66
Aircraft	16,071	(648)	15,423	39,736	(1,382)	38,354

Total	¥16,425	¥(933)	¥15,492	¥40,090	¥(1,670)	¥38,420

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.
Nomura recognized lease income of ¥2,292 million, ¥2,732 million and ¥1,878 million for the years ended March 31, 2019, 2020 and 2021, respectively. These are included in the consolidated statements of income within
Revenue—Other
.
The following table presents an analysis of future undiscounted lease payments to be received in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2021. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2021
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥3,057
1 to 2 years	3,019
2 to 3 years	2,992
3 to 4 years	2,992
4 to 5 years	2,992
More than 5 years	20,639

Total	¥35,691

Nomura as lessee
Nomura enters into leases of office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

arrangements predominantly consist of operating leases. Separately Nomura subleases certain real estate and equipment through operating lease arrangements. The total carrying values of right-of-use
(“ROU”) assets recognized in connection with operating leases as of March 31, 2020 and 2021 were ¥170,782 million and ¥185,085 million, respectively. The total carrying values of ROU asset recognized in connection with finance leases as of March 31, 2020 and 2021 were not significant. These lease assets are reported within
Other assets-Office buildings, land, equipment and facilities in the consolidated balance sheets.
The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the year ended March 31, 2020 and 2021. Amounts for finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant to the consolidated statements of income for the years ended March 31, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2020	2021
Lease expense:
Operating lease costs	¥48,475	¥49,168

Other income and expenses:
Gross sublease income (1)	¥5,377	¥4,638

(1)	Gross sublease income represents income from subleases separate from lease payments made by Nomura on the head lease as lessee.
Lease cash flow information
Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.
The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the years ended March 31, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2020	2021
Operating cash flows for operating leases	¥47,212	¥47,584
ROU assets recognized in connection with new operating leases	¥18,026	¥41,279

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of lease liabilities
The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2021 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2021. Finance lease liabilities were not significant as of March 31, 2021. These lease liabilities are reported within
Other liabilities
in the consolidated balance sheets.

Millions of yen
March 31, 2021
Operating leases
Years of payment
Less than 1 year	¥42,411
1 to 2 years	33,582
2 to 3 years	27,120
3 to 4 years	24,395
4 to 5 years	22,557
More than 5 years	68,652

Total undiscounted lease payments	¥218,717
Less: Impact of discounting	(11,845)

Lease liabilities as reported in the consolidated balance sheets	¥206,872

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of March 31, 2020 and 2021.

	Year ended March 31
	2020	2021
	Operating leases	Operating leases
Weighted-average discount rate used to measure lease liabilities	2.2%	1.4%
Weighted-average remaining lease term	7.7 years	7.6 years
9. Business combinations:
On

April 1, 2020, Nomura acquired 100% of Greentech Capital, LLC
 (“Greentech”), a leading M&A advisory boutique in sustainable technology and infrastructure in the United States. The acquisition of Greentech comprises an initial cash payment and additional contingent payments based on future performance of the company. The transaction has been accounted for as a business combination under ASC 805 “Business combinations” and consideration for the purchase as used to determine goodwill was
¥12,389
million which includes the estimated fair value of contingent payments accounted for as contingent consideration on acquisition date. Changes in the fair value of contingent consideration are recognized in the consolidated statements of income until the contingency is resolved. Contingent payments linked to future employment of employees of Greentech are recognized in the consolidated statements of income as compensation expense over the relevant service period and when payment of those amounts becomes probable. The operating results and cash flows of Greentech was reflected to Nomura’s consolidated financial statements from April 1, 2020. The assets acquired and liabilities assumed as of the acquisition date were not material to Nomura’s consolidated balance sheet.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Other assets—Other / Other liabilities:
The following table presents components of
Other assets—Other
and
Other liabilities
in the consolidated balance sheets as of March 31, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Other assets—Other:
Securities received as collateral	¥290,269	¥399,975
Goodwill and other intangible assets	17,783	29,040
Deferred tax assets net	13,431	30,433
Investments in equity securities for other than operating purposes (1)	141,855	270,246
Prepaid expenses	16,262	18,741
Other	347,422	300,997

Total	¥827,022	¥1,049,432

Other liabilities:
Obligation to return securities received as collateral	¥290,269	¥399,975
Accrued income taxes	16,362	60,275
Other accrued expenses and provisions	396,560	424,961
Other (2)	331,257	353,956

Total	¥1,034,448	¥1,239,167

(1)
Include
s
 marketable and
non-marketable
equity securities held for other than trading or operating purposes. These investments comprise of listed equity securities and unlisted equity securities of ¥
32,545
 million and ¥
109,310
 million respectively, as of March 31, 2020, and ¥
30,912
 million and ¥
239,334
 million respectively, as of March 31, 2021. In principle, these securities are carried at fair value, with changes in fair value recognized within
Revenue—Other
in the consolidated statements of income.
It also includes equity securities without readily determinable fair value of

¥
65,365

million as of March 31, 2021.

(2)
As a result of adopting ASU 2016-02 as of April 1, 2019, operating lease liabilities are presented through
Other liabilities—Other
. See Note 8 “Leases” for further information.
It also includes a total liability
of
¥
62,889
million in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the loss can be reasonably estimated. See Note 21 “
Commitments, contingencies and guarantees
” for further information.

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment.
Impairment testing of goodwill is inherently subjective and often requires management judgment to determine when to perform an impairment test, whether qualitatively the fair value of a reporting unit exceeds its carrying value and also to estimate the fair value of a reporting unit when a quantitative impairment test is required.
An annual goodwill impairment test was performed in the quarter ended March 31, 2021. Whilst determination of fair value of the reporting unit was more subjective because of the impact of the COVID-19 pandemic, the estimated fair value of the reporting unit is expected to exceed carrying value and therefore no impairment loss was recognized.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within
Other assets—Other
for the years ended March 31, 2020 and 2021.

	Millions of yen
	Year ended March 31, 2020
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥92,814	¥(92,814)	¥—	¥—	¥—	¥—	¥92,814	¥(92,814)	¥—
Other	474	—	474	—	—	(2)	472	—	472

Total	¥93,288	¥(92,814)	¥474	¥—	¥—	¥(2)	¥93,286	¥(92,814)	¥472

	Millions of yen
	Year ended March 31, 2021
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition (2)	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥92,814	¥(92,814)	¥—	¥12,078	¥—	¥402	¥105,294	¥(92,814)	¥12,480
Other	472	—	472	189	—	4	665	—	665

Total	¥93,286	¥(92,814)	¥472	¥12,267	¥—	¥406	¥105,959	¥(92,814)	¥13,145

(1)	Includes currency translation adjustments.
(2)
For the year ended March 31, 2021, Nomura recognized goodwill as a result of acquiring
 100% of the ownership interests in Greentech Capital, LLC
which has been allocated in its entirety to the Wholesale division for segmental reporting and reporting unit purposes
. See Note 9

“
Business Combination”
for further information.

During the quarter ended March 31, 2021, management considered but determined the
COVID-19
pandemic did not indicate that certain finite-lived intangible assets were impaired. As a result, a formal impairment test over the relevant asset groups which include these intangible assets was not required.
The following table presents finite-lived intangible assets by type as of March 31, 2020 and 2021.

	Millions of yen
	March 31, 2020			March 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥63,331	¥(55,342)	¥7,989	¥64,357	¥(57,680)	¥6,677
Other	999	(373)	626	1,842	(1,234)	608

Total	¥64,330	¥(55,715)	¥8,615	¥66,199	¥(58,914)	¥7,285

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expenses for the years ended March 31, 2019, 2020 and 2021 were ¥2,504 million, ¥1,662 million and ¥2,296 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2022	¥6,021
2023	186
2024	182
2025	179
2026	179
The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥8,696 million and ¥8,609 million as of March 31, 2020 and 2021, respectively.
An annual impairment test was performed in the quarter ended March 31, 2021 against these intangibles. Whilst determination of fair value of these intangibles was more subjective because of the impact of the COVID-19 pandemic, the estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.
Nomura recognizes an obligation related to restoration of the existing rental buildings at the time of leaving, as Asset Retirement Obligations (“ARO”) on real estate leasehold contracts.
The following table presents changes in ARO, which are reported in the consolidated balance sheets within
Other liabilities—Other
for the years ended March 31, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Balance at beginning of year	¥5,758	¥6,625
Liabilities incurred during the current period	979	1,846
Liabilities settled during the current period	(112)	(97)

Revision in estimated cash flows (1)	—	6,111
Balance at end of period	¥6,625	¥14,485

(1)
During the fiscal year ended March 31, 2021, as a result of the rights conversion of the Tokyo Nihonbashi district redevelopment project, the estimate of future cash flows for the ARO associated with our properties has been changed.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Borrowings:
The following table presents short-term and long-term borrowings of Nomura as of March 31, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Short-term borrowings (1) :
Commercial paper	¥525,124	¥460,014
Bank borrowings	565,130	294,052
Other	396,479	614,032

Total	¥1,486,733	¥1,368,098

Long-term borrowings:
Long-term borrowings from banks and other financial institutions (2)	¥2,929,313	¥2,878,676
Bonds and notes issued (3) :
Fixed-rate obligations:
Japanese yen denominated	832,589	583,148
Non-Japanese yen denominated	1,376,346	1,917,166
Floating-rate obligations:
Japanese yen denominated	744,275	876,844
Non-Japanese yen denominated	242,612	327,595
Index / Equity-linked obligations:
Japanese yen denominated	899,765	906,332
Non-Japanese yen denominated	696,041	361,916

	4,791,628	4,973,001

Subtotal	7,720,941	7,851,677

Trading balances of secured borrowings	54,724	123,335

Total	¥7,775,665	¥7,975,012

(1)	Includes secured borrowings of ¥170,290 million as of March 31, 2020 and ¥55,569 million as of March 31, 2021.
(2)	Includes secured borrowings of ¥72,543 million as of March 31, 2020 and ¥118,106 million as of March 31, 2021.
(3)	Includes secured borrowings of ¥774,319 million as of March 31, 2020 and ¥788,618 million as of March 31, 2021.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2020	2021
Debt issued by the Company	¥2,873,634	¥3,003,810
Debt issued by subsidiaries—guaranteed by the Company	2,541,554	2,398,932
Debt issued by subsidiaries—not guaranteed by the Company (1)	2,360,477	2,572,270

Total	¥7,775,665	¥7,975,012

(1)	Includes trading balances of secured borrowings.
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
As of March 31, 2021, fixed-rate long-term borrowings mature between 2021 and 2067 at interest rates ranging from 0.00% to 24.40%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2021 and 2051 at interest rates ranging from 0.00% to 8.01%. Index / Equity-linked obligations mature between 2021 and 2051 at interest rates ranging from 0.00% to 43.80%.
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
Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2020 and 2021.

	March 31
	2020	2021
Short-term borrowings	0.72%	0.58%
Long-term borrowings	1.17%	0.82%
Fixed-rate obligations	1.11%	0.96%
Floating-rate obligations	1.37%	0.88%
Index / Equity-linked obligations	0.80%	0.30%

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings
The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2021:

Year ending March 31	Millions of yen
2022	¥463,710
2023	779,485
2024	671,945
2025	1,027,469
2026	1,347,842
2027 and thereafter	3,561,226

Subtotal	7,851,677

Trading balances of secured borrowings	123,335

Total	¥7,975,012

Borrowing facilities
As of March 31, 2020 and 2021, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectivel
y
.
Subordinated borrowings
As of March 31, 2020 and 2021, subordinated borrowings were ¥318,200 million and ¥354,500 million, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2019, 2020 and 2021.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2019	2020	2021
Basic—
Net income (loss) attributable to NHI shareholders	¥(100,442)	¥216,998	¥153,116

Weighted average number of shares outstanding	3,359,564,840	3,202,369,845	3,055,525,640

Net income (loss) attributable to NHI shareholders per share	¥(29.90)	¥67.76	¥50.11

Diluted—
Net income (loss) attributable to NHI shareholders	¥(100,525)	¥216,890	¥153,064

Weighted average number of shares outstanding	3,359,566,740	3,276,510,404	3,147,338,609

Net income (loss) attributable to NHI shareholders per share	¥(29.92)	¥66.20	¥48.63

Net income (loss) attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2019, 2020 and 2021 arising from options to purchase common shares issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2019, 2020 and 2021.
Antidilutive stock options and other stock-based compensation plans to purchase 104,496,000, 15,452,900 and 12,398,500 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2019, 2020 and 2021, respectively.
Subsequent Events
On May 17, 2021, the Company adopted a resolution to grant Restricted Stock Units (“RSUs”). See Note 14 “
Deferred compensation awards
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
In April 2020, certain Japanese entities amended their pension plans. Certain defined benefit pension plans and unfunded lump-sum
payment plans were either closed for additional funding or abolished. Defined contribution pension plans and cash balance pension plans have replaced them for future contributions.
Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥13,949 million and ¥8,912 million as of March 31, 2020 and 2021, respectively.
Net periodic benefit cost
The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2019, 2020 and 2021. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Service cost	¥11,270	¥12,079	¥6,721
Interest cost	2,180	1,766	1,786
Expected return on plan assets	(6,068)	(6,038)	(5,826)
Amortization of net actuarial losses	3,831	5,654	5,519
Amortization of prior service cost	(1,059)	(1,137)	(1,521)

Net periodic benefit cost	¥10,154	¥12,324	¥6,679

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status
The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2020 and 2021.

	Millions of yen
	As of or for the year ended March 31
	2020	2021
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥315,423	¥303,523
Service cost	12,079	6,721
Interest cost	1,766	1,786
Actuarial gain	(5,642)	(3,593)
Benefits paid	(13,301)	(12,656)
Amendments of pension benefit plans	(6,818)	—
Acquisition, divestitures and other	16	29

Projected benefit obligation at end of year	¥303,523	¥295,810

Change in plan assets:
Fair value of plan assets at beginning of year	¥232,885	¥225,744
Actual return on plan assets	(2,934)	19,126
Employer contributions	5,584	825
Benefits paid	(9,791)	(10,948)

Fair value of plan assets at end of year	¥225,744	¥234,747

Funded status at end of year	(77,779)	(61,063)

Amounts recognized in the consolidated balance sheets	¥(77,779)	¥(61,063)

The accumulated benefit obligation (“ABO”) was ¥303,523 million and ¥295,810 million as of March 31, 2020 and 2021, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Plans with ABO in excess of plan assets:
PBO	¥77,779	¥61,063
ABO	77,779	61,063
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥77,779	¥61,063
ABO	77,779	61,063
Fair value of plan assets	—	—
The following table presents
pre-tax
amounts of Japanese entities’ plans deferred in
Accumulated other comprehensive income (loss)
that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2021.

Millions of yen
For the year ended March 31, 2021
Net actuarial loss	¥84,666
Net prior service cost	(9,681)

Total	¥74,985

Pre-tax
amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2022
Net actuarial loss	¥3,955
Net prior service cost	(1,626)

Total	¥2,329

Assumptions
The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2020 and 2021.

	March 31
	2020	2021
Discount rate	0.6%	0.7%
Rate of increase in compensation levels	0.3%	0.3%
Interest crediting rate	3.0%	2.9%

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2019, 2020 and 2021.

	Year ended March 31
	2019	2020	2021
Discount rate	0.8%	0.6%	0.6%
Rate of increase in compensation levels	1.7%	1.6%	0.3%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%
Interest crediting rate	3.3%	3.3%	3.0%
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
.”

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2020 and 2021 within the fair value hierarchy.

	Millions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Balance as of March 31, 2020
Pension plan assets:
Private equity and pooled investments (1)	¥—	¥1,901	¥23,465	¥25,366
Japanese government securities	23,464	—	—	23,464
Investment trust funds and other (2)(3)	—	22,027	41,616	63,643
Life insurance company general accounts	—	66,363	—	66,363
Other assets	—	40,508	—	40,508

Total	¥23,464	¥130,799	¥65,081	¥219,344

	Millions of yen
	March 31, 2021
	Level 1	Level 2	Level 3	Balance as of March 31, 2021
Pension plan asset s :
Private equity and pooled investments (1)	¥—	¥614	¥33,384	¥33,998
Japanese government securities	21,047	—	—	21,047
Investment trust funds and other (2)(3)	—	24,581	36,335	60,916
Life insurance company general accounts	—	72,106	—	72,106
Other assets	—	35,857	—	35,857

Total	¥21,047	¥133,158	¥69,719	¥223,924

(1)	Includes corporate type equity investments.
(2)	Includes mainly debt investment funds. Hedge funds and real estate funds are also included.
(3)
Certain assets that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2020 and 2021, the fair values of these assets were
¥6,401 million and ¥10,823 million, respectively.

The fair value of plan assets of
non-Japanese
entities’ plans as of March 31, 2020 was ¥1,766 million, ¥1,522 million and ¥37,703 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese
entities’ plans as of March 31, 2021 was ¥1,543 million, ¥2,192 million and ¥39,572 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

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

	Millions of yen
	Year ended March 31, 2020
	Balance as of April 1, 2019	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2020
Private equity and pooled investments	¥3,823	¥(4,403)	¥24,045	¥23,465
Investment trust funds and other	50,560	(3,262)	(5,682)	41,616

Total	¥54,383	¥(7,665)	¥18,363	¥65,081

	Millions of yen
	Year ended March 31, 2021
	Balance as of April 1, 2020	Unrealized and realized gains / ( loss )	Purchases / sales and other settlement	Balance as of March 31, 2021
Private equity and pooled investments	¥23,465	¥11,225	¥(1,306)	¥33,384
Investment trust funds and other	41,616	2,925	(8,206)	36,335

Total	¥65,081	¥14,150	¥(9,512)	¥69,719

The fair value of Level 3 plan assets of
non-Japanese
entities’ plans, mainly consisting of annuities, was ¥37,703 million and ¥39,572 million as of March 31, 2020 and 2021, respectively. The amount of unrealized profit (loss) of Level 3 assets was ¥2,509 million and ¥(2,039) million as of March 31, 2020 and 2021, respectively. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2020 and 2021 were not significant.
Cash Flows
Following the amendments of pension benefit plans in Japanese entities, certain contributory funded benefit pension plans were closed for additional funding and will be managed within the accumulated funds.
The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2022	¥13,659
2023	13,252
2024	13,953
2025	14,671
2026	14,098
2027-2031	63,079

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined contribution pension plans—
In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese
subsidiaries have defined contribution pension plans.
Nomura contributed ¥3,614 million, ¥3,585 million and ¥6,478 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2019, 2020 and 2021, respectively.
The contributions to overseas defined contribution pension plans were ¥9,293 million, ¥8,497 million and ¥8,035 million for the years ended March 31, 2019, 2020 and 2021, respectively.
Health care benefits—
The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all
basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥9,828 million, ¥9,308 million and ¥9,463 million for the years ended March 31, 2019, 2020 and 2021, respectively.
14. Deferred compensation awards:
Nomura issues deferred compensation awards to senior management and employees, which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.
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
The grant date fair value per award is determined using the price of the Company’s common stock.
The following table presents activity relating to RSU awards for the year ended March 31, 2021.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2020	63,339,600	¥447	1.0
Granted	78,054,800	418
Forfeited	(1,695,510)	431
Delivered	(24,411,160)	447

Outstanding as of March 31, 2021	115,287,730	¥427	1.0

The weighted-average grant date fair value per award for the year ended March 31, 2020 and 2021 was ¥365 and ¥418, respectively.
The total intrinsic value of RSU awards vested during the year ended March 31, 2021 was ¥10,327 million. The total of 9,000,347 shares was delivered during the year ended March 31, 2021 and its intrinsic value was ¥10,360 million. The aggregate intrinsic value of RSU awards outstanding as of March 31, 2021 was ¥67,028 million.
As of March 31, 2021, total unrecognized compensation cost relating to RSU awards was ¥8,192 million which is expected to be recognized over a weighted average period of 1.8 years.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average grant date fair value of SAR Plan A awards granted during the years ended March 31, 2019 was ¥79 per share. There was no
 S
AR Plan A award granted during the year ended March 31, 2020 and 2021. The weighted-average assumptions used in each of these years were as follows.

	Year ended March 31
	2019	2020	2021
Expected volatility	33.30%	—%	—%
Expected dividends yield	3.67%	—%	—%
Expected lives (in years)	4.5	—	—
Risk-free interest rate	0.10%	—%	—%
The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2021.

	Outstanding (number of Nomura shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2020	15,452,900	¥704	3.1
Granted	—	—
Exercised	(350,600)	586
Forfeited	(28,600)	653
Expired	(2,675,200)	821

Outstanding as of March 31, 2021	12,398,500	¥682	2.6

Exercisable as of March 31, 2021	12,398,500	¥682	2.6

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2019, 2020 and 2021 was ¥241 million, ¥139 million and ¥29 million, respectively.
The aggregate intrinsic value of SAR Plan A awards outstanding and exercisable as of March 31, 2021 was both ¥19 million, respectively.
As of March 31, 2021, total unrecognized compensation cost relating to SAR Plan A awards was ¥nil
. The total fair value of SAR Plan A awards which vested during the years ended March 31, 2019, 2020 and 2021 was
¥
nil
, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2021. No new SAR Plan B awards have been granted since April 1, 2018.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2020	22,338,900	¥517	3.4
Granted	—	—
Exercised	(8,966,200)	532
Forfeited	(95,500)	474
Expired	(310,100)	457

Outstanding as of March 31, 2021	12,967,100	¥509	2.7

Exercisable as of March 31, 2021	11,073,000	¥514	2.1

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2019, 2020 and 2021 was ¥8,896 million, ¥7,640 million and ¥4,878 million, respectively.
The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2021 was ¥7,526 million and ¥6,427 million, respectively.
As of March 31, 2021, total unrecognized compensation cost relating to SAR Plan B awards was ¥7 million which is expected to be recognized over a weighted average period of 1.3 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2019, 2020 and 2021 was ¥10,757 million, ¥4,309 million and ¥1,784 million, respectively.
Total compensation expense recognized within
Non-interest
expenses—Compensation and benefits
in the consolidated statements of income relating to RSU, SAR Plan A, and SAR Plan B awards for the years ended March 31, 2019, 2020 and 2021 was ¥21,814 million, ¥12,694 million and ¥28,251 million, respectively.
Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2021 was ¥214 million and the tax benefit realized from exercise of these awards was ¥438 million.
Total related tax benefits recognized in the consolidated statements of income relating to RSU, SAR Plan A and SAR Plan B awards for the years ended March 31, 2019, 2020 and 202
1

were ¥90 million, ¥13 million and ¥
nil
million, respectively. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 12
“Earnings per share”
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
The following table presents activity related to NSU and CSU awards for the year ended March 31, 2021. No new CSU awards have been granted since
April 1, 2018.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2020	21,098,829	¥445		2,801,656	¥611
Granted	16,527,516	435	(1)	—	—
Vested	(17,470,375)	482	(2)	(934,256)	617	(2)
Forfeited	(204,008)			—

Outstanding as of March 31, 2021	19,951,962	¥539	(3)	1,867,400	¥636	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2021.
Total compensation expense recognized within
Non-interest
expenses—Compensation and benefits
in the consolidated statements of income relating to NSU and CSU awards for the years ended March 31, 2019, 2020 and 2021 was ¥5,077 million, ¥4,639 million and ¥8,043 million, respectively.
Total unrecognized compensation cost relating to NSU awards, based on the fair value of these awards as of March 31, 2021, was ¥645 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.1 years. The total fair value of NSU awards which vested during the years ended March 31, 2019, 2020 and 2021 was ¥11,481 million, ¥9,980 million and ¥8,426 million, respectively.
Total unrecognized compensation cost relating to CSU awards, based on the fair value of these awards as of March 31, 2021, was ¥59 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.6 years. The total fair value of CSU awards which vested during the years ended March 31, 2019, 2020 and 2021 was ¥6,282 million, ¥3,445 million and ¥576 million, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity relating to NIU awards for the year ended March 31, 2021. No new NIU awards have been granted since
April 1, 2018.

	Outstanding (number of units)	Index price (1)
Outstanding as of March 31, 2020	839,954	$5,339
Granted	—	—
Vested	(265,887)	5,814	(2)
Forfeited	—

Outstanding as of March 31, 2021	574,067	$8,400	(3)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(3)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2021.
Total compensation expense recognized within
Non-interest
expenses—Compensation and benefits
in the consolidated statements of income relating to NIU awards for the year ended March 31, 2019, 2020 and 2021 was ¥1,731 million, ¥237 million and ¥235 million, respectively.
Total unrecognized compensation cost relating to NIU awards, based on the fair value of these awards as of March 31, 2021, was ¥50 million which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.7 years. The total fair value of NIU awards which vested during the years ended March 31, 2019, 2020 and 2021 was ¥5,091 million, ¥2,795 million and ¥164 million, respectively.
Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSU, CSU and NIU awards for the years ended March 31, 2019, 2020 and 2021 were ¥220 million, ¥168 million and ¥205 million, respectively.
Subsequent events
On May 17, 2021, the Company passed a resolution to grant RSU awards to certain senior management and employees. Total of 64,439,400 RSU awards have been granted which generally have a graded vesting period from one
to
three
years with an extending vesting period of up to
seven
years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.
In June 202
1
, Nomura also granted NSU awards to senior management and employees in countries where RSU awards are less favorably treated from tax or other perspectives. These NSU awards have a total grant date fair value of ¥5 billion and vesting periods of up to seven years.
15. Restructuring initiatives:
Nomura continues to experience a major structural shift such as a breakdown of the traditional investment banking business model, advances in digitization, and demographic shifts due to the shrinking population and aging society in Japan. To respond to the changing environment created by these shifts, Nomura implemented various restructuring initiatives during the year ended March 31, 2019 to swiftly reengineer its business platforms and change its business approach in order to achieve sustainable growth in any business environment. In particular, Nomura has restructured its management reporting framework to eliminate the concept of regions to

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

minimize duplication between businesses and region, reduce the number of corporate functions, downscale unprofitable and low growth businesses and reduce its activities in EMEA. During the year ended March 31, 202
1
, this restructuring initiative is completed.
As a result of these initiatives, Nomura recognized ¥10,348 million of severance costs reported within
Non-interest
expenses—Compensation and benefits
in the consolidated statements of income during the year ended March 31, 2019 and within Nomura’s Wholesale and Other segments. As of March 31, 2019, these costs were reported as liabilities within
Other liabilities
in the consolidated statements of financial position. Liabilities relating to these restructuring costs (including currency translation adjustments) were ¥507 million as of March 31, 2020 and ¥9,305 million were settled during the year ended March 31, 2020.
Nomura also recognized ¥4,390 million of branch consolidation costs reported within
Non-interest
expenses—Occupancy and related depreciation
in the consolidated statements of income during the year ended March 31, 2020 and within Nomura’s Retail and Other segments. As of March 31, 2020, ¥813 million were reported as liabilities within
Other liabilities.
During the year ended March 31, 2021, no material costs associated with the restructuring initiative were recorded in the consolidated statement of income.
16. Income taxes:
The following table presents components of
Income tax expense
reported in the consolidated statements of income for the years ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Current:
Domestic	¥26,725	¥42,099	¥73,534
Foreign	8,720	10,706	17,853

Subtotal	35,445	52,805	91,387

Deferred:
Domestic	28,183	(23,512)	(19,567)
Foreign	(6,618)	(399)	(1,546)

Subtotal	21,565	(23,911)	(21,113)

Total	¥57,010	¥28,894	¥70,274

The income tax benefit recognized from operating losses for the years ended March 31, 2019, 2020 and 2021 was ¥246 million, ¥1,195 million and ¥97 million, respectively, which is included within deferred income tax expense above.
The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax.
The effective statutory tax rate applicable to Nomura in Japan was approximately 31% as of March 31, 2019, 2020 and 2021, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 27, 2020, the “Act to partially revise the Income Tax Act and Others” (Act No.8 of 2020) was enacted, effective for fiscal years beginning on or after April 1, 2022. As a result of the Act, the existing Consolidated Taxation system in Japan will be replaced with the Group Tax Sharing system. The Company does not expect any significant impact on its net deferred tax liabilities on adoption of the Act.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2019, 2020 and 2021. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of
Income (loss) before income taxes
. For the years ended March 31, 2020 and 2021, where Nomura recognized
Income before income taxes
for the years, reconciling items which increase
Income tax expense
and therefore increase Nomura’s effective tax rate are shown as positive amounts. Conversely, reconciling items which reduce
Income tax expense
and reduce Nomura’s effective tax rate are shown as negative amounts. For the year ended March 31, 2019, Nomura recognized
Loss before income taxes
and consequently, reconciling items shown in the table which increase
Income tax expense
are presented as negative amounts and reconciling items which reduce
Income tax expense
are presented as positive amounts.

	Year ended March 31
	2019	2020	2021
Nomura’s effective statutory tax rate	31.0%	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances	(58.3)	(0.3)	8.7
Additional taxable income	(2.9)	0.6	0.7
Non-deductible expenses (1)	(110.3)	2.9	7.1
Non-taxable income (2)	16.8	(23.5)	(4.5)
Dividends from foreign subsidiaries	0.0	0.1	0.0
Tax effect of undistributed earnings of foreign subsidiaries	(2.8)	0.2	0.0
Different tax rate applicable to income (loss) of foreign subsidiaries	(19.8)	(0.9)	(4.0)
Effect of changes in foreign tax laws	0.5	(0.9)	1.1
Tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates (3)	5.4	(0.1)	(8.7)
Other	(10.8)	2.5	(0.9)

Effective tax rate	(151.2)%	11.6%	30.5%

(1)
Non-deductible
expenses
during the year ended March 31, 2019 includes approximately ¥21 billion relating to goodwill impairment losses (which increased Nomura’s effective tax rate by 56.3%) and approximately ¥13 billion relating to litigation provisions and settlements (which increased Nomura’s effective tax rate by 34.0%).

(2)
Non-taxable
income
during the year ended March 31, 2020 includes approximately ¥53 billion of the tax effect from non-taxable
dividend income from affiliated Nomura companies, including deemed dividend (which decreased Nomura’s effective tax rate by 21.2%).

(3)
Tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates during the year ended March 31, 2021 of approximately ¥21 billion (which decreased Nomura’s effective tax rate by 9.1%) arises from the recognition of deferred tax assets from the decision and commitment of Nomura management to liquidate a certain wholly-owned subsidiary within Nomura in the foreseeable future. The valuation allowances of ¥3 billion have been recognized against these deferred tax assets, the impact of which are reported in
Changes in deferred tax valuation allowances
for the same period.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2020 and 2021, before offsetting of amounts which relate to the same tax-paying
component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2020	2021
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥19,932	¥22,770
Investments in subsidiaries and affiliates	1,209	20,220
Valuation of financial instruments	77,054	73,905
Accrued pension and severance costs	24,356	19,947
Other accrued expenses and provisions	51,566	60,280
Operating losses	308,504	353,326
Lease liabilities	47,680	52,251
Other	9,394	15,011

Gross deferred tax assets	539,695	617,710
Less — Valuation allowances	(388,411)	(428,014)

Total deferred tax assets	151,284	189,696

Deferred tax liabilities
Investments in subsidiaries and affiliates	89,630	85,636
Valuation of financial instruments	52,780	40,807
Undistributed earnings of foreign subsidiaries	2,423	2,486
Valuation of fixed assets	9,497	23,521
Right-of-use assets	47,438	51,671
Other	2,992	5,546

Total deferred tax liabilities	204,760	209,667

Net deferred tax assets (liabilities)	¥(53,476)	¥(19,971)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying
component within a particular tax jurisdiction, net deferred tax assets reported within
Other assets—Other
in the consolidated balance sheets were ¥13,431 million and ¥30,433 million as of March 31, 2020 and 2021, respectively and net deferred tax liabilities reported within
Other liabilities
in the consolidated balance sheets were ¥66,907 million and ¥50,404 million as of March 31, 2020 and 2021, respectively.
As of March 31, 2021, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥18,305 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in total valuation allowances established against deferred tax assets for the years ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019		2020		2021
Balance at beginning of year	¥422,280		¥444,916		¥388,411
Net change during the year	22,636	(1)	(56,505	) (2)	39,603	(3)

Balance at end of year	¥444,916		¥388,411		¥428,014

(1)
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

(2)
Primarily includes a reduction of ¥59,330 million of valuation allowances of certain foreign subsidiaries mainly by expiration of loss carryforwards, an increase of ¥11,462 million of valuation allowances mainly due to a decrease of valuation of financial instruments, and a reduction of ¥8,637 million related to Japanese subsidiaries and the Company mainly by utilization of loss carryforwards. In total, ¥56,505 million of allowances decreased for the year ended March 31, 2020.

(3)
Primarily includes an increase of ¥48,883
 million of valuation allowances of certain foreign subsidiaries mainly due to an increase in valuation allowances related to operating loss carryforwards, a reduction of
 ¥5,871
million of valuation allowances mainly due to an increase in valuation of financial instruments, and a reduction of
¥3,409
 million of valuation allowances related to Japanese subsidiaries and the Company mainly due to an increase of valuation of financial instruments and a decrease of accrued pension and severance costs. In total,
¥39,603

million of allowances increased for the year ended March 31, 2021.

As of March 31, 2021, total operating loss carryforwards were ¥1,963,798 million, which included ¥596,946 million relating to the Company and domestic subsidiaries, ¥549,481 million relating to foreign subsidiaries in the United Kingdom, ¥536,563 million relating to foreign subsidiaries in the United States, ¥260,091 million relating to foreign subsidiaries in Hong Kong, and ¥20,717 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,001,867 million can be carried forward indefinitely, ¥846,194 million expires by March 31, 2030 and ¥115,737 million expires in later fiscal years.
In determining the amount of valuation allowances to be established as of March 31, 2021, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in a reduction of valuation

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2019, 2020 and 2021. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.
The determination of whether deferred tax assets will be realized, and therefore whether a valuation allowance is required, is inherently subjective and often requires management judgment around the future profitability of Nomura entities, an interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities, and the appropriate weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction. Although estimating future taxable income was increasingly subjective due to uncertainty in future profitability of Nomura as a result of the
COVID-19
pandemic, it did not result in a significant impact on the determination of realization of deferred tax assets as of March 31, 202
0
.
Nomura’s unrecognized tax benefits were ¥4,367 million as of March 31, 2021. If recognized, these net benefits would favorably impact the effective tax rate in the future periods. The total amount of unrecognized tax benefits was not significant as of March 31, 2019 and 2020. There were also no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2019, 2020 and 2021. Nomura is under regular examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be an increase or decrease in unrecognized tax benefits within 12 months of March 31, 2021 depending on the outcome of the examinations. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.
Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.
The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2021. Under Hong Kong Special Administrative Region tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2016	(1)
United Kingdom	2016
United States	2018

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2015.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Other comprehensive income (loss):
The following tables present changes in
Accumulated other comprehensive income (loss)
for the years ended March 31, 2020 and 2021.

	Millions of yen
	For the year ended March 31, 2020
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥17,833	¥(44,730)	¥623	¥(44,107)	¥(26,274)
Pension liability adjustment (1)	(71,107)	4,528	4,008	8,536	(62,571)
Own credit adjustments (2)	24,224	39,517	(1,001)	38,516	62,740

Total	¥(29,050)	¥(685)	¥3,630	¥2,945	¥(26,105)

(1)	See Note 13 “ Employee benefit plans ” for further information.
(2)	See Note 2 “ Fair value measurements ” for further information.

	Millions of yen
	For the year ended March 31, 2021
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥(26,274)	¥47,673	¥(3,083)	¥44,590	¥18,316
Pension liability adjustment (1)	(62,571)	16,140	2,954	19,094	(43,477)
Own credit adjustments (2)	62,740	(65,741)	(9,982)	(75,723)	(12,983)

Total	¥(26,105)	¥(1,928)	¥(10,111)	¥(12,039)	¥(38,144)

(1)	See Note 13 “ Employee benefit plans ” for further information.
(2)	See Note 2 “ Fair value measurements ” for further information.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present significant reclassifications out of
Accumulated other comprehensive income (loss)
for the years ended March 31, 2020 and 2021.

	Millions of yen
	For the year ended March 31
	2020	2021	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥(886)	¥3,083	Revenue—Other / Non-interest expenses—Other
	263	—	Income tax expense

	(623)	3,083	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(623)	¥3,083	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2020	2021	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(5,792)	¥(4,167)	Non-interest expenses—Compensation and benefits / Revenue—Other
	1,784	1,213	Income tax expense

	(4,008)	(2,954)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(4,008)	¥(2,954)	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31
	2020	2021	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Own credit adjustments:
	¥1,132	¥12,134	Revenue—Net gain on trading
	(131)	(2,152)	Income tax expense

	1,001	9,982	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥1,001	¥9,982	Net income (loss) attributable to NHI shareholders

18. Shareholders’ equity:
The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2019, 2020 and 2021.

	Number of Shares
	Year ended March 31
	2019	2020	2021
Common stock outstanding at beginning of year	3,392,937,486	3,310,800,799	3,038,587,493
Decrease of common stock by cancellation of treasury stock	(150,000,000)	—	(260,000,000)
Common stock held in treasury:
Repurchases of common stock	(100,020,867)	(299,381,781)	(20,129)
Sales of common stock	180	390	353
Common stock issued to employees	17,894,000	27,168,085	24,587,717
Cancellation of treasury stock	150,000,000	—	260,000,000
Other net change in treasury stock	(10,000)	—	—

Common stock outstanding at end of year	3,310,800,799	3,038,587,493	3,063,155,434

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in
capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2019, 2020 and 2021, the amounts available for distributions were ¥1,209,861 million, ¥1,297,560 million and ¥1,232,753 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends on the Company’s common stock per share were ¥6.0 for the year ended March 31, 2019, ¥20.0 for the year ended March 31, 2020 and ¥35.0 for the year ended March 31, 2021.
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
During the year ended March 31, 2021, due to the cancellation of treasury stock on December 1, 2020, total number of issued shares and treasury stock decreased by 260,000,000 shares, respectively.
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
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2020 and March 31, 2021, the Company was in compliance with common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2021 was 7.52% for the common equity Tier 1 capital ratio, 9.02% for the Tier 1 capital ratio and 11.02% for the consolidated capital adequacy ratio.
Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held,

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2020 and 2021, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2020 and 2021, the capital adequacy ratio of NFPS also exceeded 120%.
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
As of March 31, 2020 and 2021, the total amount of segregated client cash recognized as an asset in
Deposits with stock exchanges and other segregated cash
in the consolidated balance sheets was ¥112,245 million and ¥92,477 million, respectively. As of March 31, 2020 and 2021, the total amount of segregated securities recognized as assets in
Trading assets
and
Collateralized agreements
in the consolidated balance sheets was ¥901,180 million and ¥1,080,260 million, respectively.
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
As of March 31, 2020 and 2021, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.
In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis and Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany, is

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

regulated by the German regulator (“BaFin”). As of March 31, 2020 and 2021, NEHS, NIP, NBI and NFPE were in compliance with relevant regulatory capital related requirements.
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
As of March 31, 2021, Nomura’s ownership of NRI was 28.6% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥60,572 million.
NREH
NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.
Nomura recognized an impairment loss of ¥47,661 million against its investment in NREH during
the year ended March 31, 2021. Considering the period and extent to which the share price was below carrying value, Nomura determined the impairment was other-than-temporary and therefore an impairment loss was recognized. The loss was classified within
Non-interest
expenses—Other
in the consolidated statements of income.
As of March 31, 2020, Nomura’s ownership of NREH was 35.9% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of March 31, 2021, Nomura’s ownership of NREH was 36.1%

and the difference between the carrying amount of the equity method investment and the underlying equity in net assets was
¥37,140
million as a result of an excess of the underlying equity in net assets over fair value of the investment.

Summary financial information—
The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2020 and 2021, and for the years ended March 31, 2019, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Total assets	¥2,559,985	¥2,769,294
Total liabilities	1,669,132	1,788,704

	Millions of yen
	Year ended March 31
	2019	2020	2021 (1)
Net revenues	¥963,824	¥1,017,860	¥909,616
Non-interest expenses	794,264	791,403	737,200
Net income attributable to the companies	122,440	155,567	124,163
The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2020 and 2021, and for the years ended March 31, 2019, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Investments in affiliated companies	¥367,641	¥363,393
Advances to affiliated companies	—	1,000
Other receivables from affiliated comp a nies (1)	25,074	21,817
Other payables to affiliated companies (1)	27,648	26,344

(1)	As a result of adopting ASU 2016-02 as of April 1, 2019, ROU assets and operating lease liabilities are included by ¥23,733 mil and ¥20,793 mil as of March 31, 2020 and 2021 respectively.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Revenues	¥1,986	¥3,833	¥2,240
Non-interest expenses	44,073	46,335	50,753
Purchase of software, securities and tangible assets	13,515	17,716	14,407

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2020 and 2021.

	Millions of yen
	March 31
	2020	2021
Carrying amount	¥357,751	¥340,909
Fair value	511,667	768,389

The following table presents equity in earnings of equity-method investees, including those above and dividends from equity-method investees for the years ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Equity in earnings of equity-method investees (1)	¥32,014	¥32,109	¥26,812
Dividends from equity-method investees	12,971	11,767	11,096

(1)	Equity in earnings of equity-method investees is reported within Revenue-Other in the consolidated statements of income.
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
The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2020 and 2021.

	Millions of yen
	March 31, 2020	March 31, 2021
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,288,774	¥1,400,076
Other commitments to extend credit	958,659	901,867

Total	¥2,247,433	¥2,301,943

Commitments to invest	¥15,278	¥136,367

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2021, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,400,076	¥1,400,076	¥—	¥—	¥—
Other commitments to extend credit	901,867	106,684	198,334	204,430	392,419

Total	¥2,301,943	¥1,506,760	¥198,334	¥204,430	¥392,419

Commitments to invest	¥136,367	¥111,576	¥2,339	¥4,338	¥18,114
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
Other commitments
Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥126,949 million as of March 31, 2020 and ¥121,604 million as of March 31, 2021.
As of March 31, 2021, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥121,604	¥30,120	¥15,511	¥10,856	¥1,578	¥63,071	¥468
Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.
Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,969 billion for resale agreements and ¥677 billion for repurchase agreements as of March 31, 2020 and ¥1,725 billion for resale agreements and ¥1,533 billion for repurchase agreements as of March 31, 2021.
In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥928 billion and ¥824 billion as of March 31, 2020 and 2021, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a member of various securities clearing houses and exchanges, Nomura may be required to assume a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote
.
Contingencies—
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
” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2021, a total liability of ¥62,889 million has been recognized and reported within
Other liabilities
in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the loss can be reasonably estimated. Total expenses recognized through earnings during the year ended March 31, 2021 in connection with these matters was ¥41,131 million, which has been reported within
Non-interest expenses—Other.
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
For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 25, 2021, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥48 billion.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Similar claims have been made by the tax authorities against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that tax credit refunds of approximately EUR 38 million, plus interest, were payable by IBJN to the Italian tax authorities.
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
Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of residential mortgage-backed securities (“RMBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year
statute of limitations for breach of contract actions have survived motions to dismiss and the claims are now in the expert discovery phase of litigation in the Supreme Court of the State of New York. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of probable loss or reasonably possible loss at this time.
A monoline insurer, Ambac Assurance Corp (“Ambac”), brought an action in April 2013 against Nomura Credit & Capital, Inc. (“NCCI”) and Nomura Holding America Inc. (“NHA”) alleging breach of contract with respect to representations concerning specific loan characteristics and fraud in the inducement of the insurance contract based on misrepresentations concerning the loans for two trusts insured by Ambac. The court dismissed all claims against NHA, and the claims against NCCI are continuing in the Supreme Court of the State of New York and are now in the expert discovery phase of litigation.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing, it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP has appealed the decision to the Milan Court of Appeal. The penalties will not be enforceable until all appeals have been concluded.
In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.
In July 2013, a claim was issued against former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim were similar to those on which the MPS claim was founded and the level of damages sought by FMPS was not less than EUR 315.2 million. In September 2020, NIP, without admitting any wrongdoing, entered into a settlement agreement with FMPS pursuant to which FMPS waived its claim against NIP. NIP and FMPS have applied to the court to discontinue the proceedings brought against NIP.
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
Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme Court
.
In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.
In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including Nomura Securities International, Inc. (“NSI”), in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.
On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million.
NIP and NSI have been served with a class action complaint filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NIP and NSI are also defendants in a separate class action complaint filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign
and agency bonds. Additionally, NIP and NSI are defendants in a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law.
Nomura is responding to requests from governmental authorities in relation to swap trading related to bond issuances. On February 1, 2021, the U.S. Commodity Futures Trading Commission filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleged that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and sought reimbursement of those payments. In March 2021, NIP, without admitting any wrongdoing, entered into a settlement agreement with the counterparty pursuant to which the proceedings have been discontinued.
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
In June 2020, NIP issued a claim against a current Italian counterparty in the courts of England and Wales. The claim seeks declarations that the terms of a derivative transaction entered into in 2005 are binding. The counterparty filed and served its defense and counterclaim to these proceedings in January 2021 which seeks, amongst other things, restitution of sums paid under the transaction. Separately, in June 2020, the counterparty filed an interim injunction application against NIP in the Tribunal of Palermo relating to payments due by it in relation to the same transaction. This application was dismissed at first instance but the counterparty is currently appealing that decision.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited
.
Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.
The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31
	2020		2021
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts (1)(2)	¥7,197,647	¥279,734,884	¥5,207,911	¥322,635,226
Standby letters of credit and other guarantees (3) (4)	—	2,351	—	206,072

(1)	Credit derivatives are disclosed in Note 3 “ Derivative instruments and hedging activities ” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	The amounts of collaterals held in connection with standby letters of credit and other guarantees as of March 31, 2020 was ¥nil millio n .
(4)
As of March 31, 2021, primarily related to a certain sponsored repo program where Nomura guarantees to a 3rd party clearinghouse the payment of its clients’ obligations. Our exposure under this guarantee is minimized through effectively obtainingcollaterals whose amount is approximately equal to the maximum potential payout of the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2021.

	Millions of yen
	Carrying value	Maximum potential payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥5,207,911	¥322,635,226	¥88,433,903	¥73,065,497	¥49,763,383	¥111,372,443
Standby letters of credit and other guarantees	—	206,072	174,864	11,722	281	19,205
22. Segment and geographic information:
Operating segments—
Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. The operating results of the Merchant Banking division are included in “
Other.
”

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting policies for segment information follow U.S. GAAP, except for a part of the impact of unrealized gains/losses on certain investments in equity securities held for operating purposes, which under U.S. GAAP are included in
Income (loss) before income taxes
, but excluded from segment information.
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

	Millions of yen
	Retail	Asset Management	Wholesale (1)	Other (Incl. elimination)	Total
Year ended March 31, 2019
Non-interest revenue	¥331,743	¥89,607	¥496,484	¥147,524	¥1,065,358
Net interest revenue	7,737	8,238	58,904	(16,263)	58,616

Net revenue	339,480	97,845	555,388	131,261	1,123,974
Non-interest expenses	289,990	63,660	666,787	134,034	1,154,471

Income (loss) before income taxes	¥49,490	¥34,185	¥(111,399)	¥(2,773)	¥(30,497)

Year ended March 31, 2020
Non-interest revenue	¥329,983	¥85,190	¥506,203	¥257,961	¥1,179,337
Net interest revenue	6,376	7,415	142,416	(26,388)	129,819

Net revenue	336,359	92,605	648,619	231,573	1,309,156
Non-interest expenses	286,926	63,833	556,399	132,410	1,039,568

Income (loss) before income taxes	¥49,433	¥28,772	¥92,220	¥99,163	¥269,588

Year ended March 31, 2021
Non-interest revenue	¥366,271	¥126,874	¥524,019	¥232,060	¥1,249,224
Net interest revenue	2,538	7,900	167,337	(36,672)	141,103

Net revenue	368,809	134,774	691,356	195,388	1,390,327
Non-interest expenses	276,480	60,529	627,051	207,141	1,171,201

Income (loss) before income taxes	¥92,329	¥74,245	¥64,305	¥(11,753)	¥219,126

(1)	Non-interest revenue and Non-interest expense for the year ended March 31, 2021 include losses arising from the U.S. Prime Brokerage Event. See Note.23 “ Loss Arising from U.S. Prime Brokerage Event .”
Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “
Other
.”

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of
Income (loss) before income taxes
in
“Other”
for the years ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Net gain (loss) related to economic hedging transactions	¥1,800	¥17,548	¥(11,450)
Realized gain on investments in equity securities held for operating purposes	221	6,601	1,731
Equity in earnings of affiliates (1)	32,532	34,990	(16,410)
Corporate items	(35,996)	(22,240)	4,956
Other (2)(3)(4)	(1,330)	62,264	9,420

Total	¥(2,773)	¥99,163	¥(11,753)

(1)
Includes an impairment loss of ¥47,661 million on Nomura’s investment in Nomura Real Estate holdings, Inc. for the year ended March 31, 2021. Considering the period and extent to which the share price was below carrying value, Nomura determined the impairment was other-than-temporary and therefore the impairment loss was recognized. The loss was classified within
Non-interest
expenses—Other
in the consolidated statements of income.

(2)
The income before income taxes for the year ended March 31, 2021 includes a gain of ¥ 71,075 million which represents the difference between the fair value of the assets acquired and the carrying value of the assets transferred by Nomura as a result of the rights conversion of the Tokyo Nihonbashi district redevelopment project.

(3)	Includes gain of ¥73,293 million from the partial sale of Nomura’s investment in ordinary shares of Nomura Research Institute, Ltd. for the year ended March 31, 2020.
(4)	Includes the impact of Nomura’s own creditworthiness.
The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue,
Non-interest
expenses
and
Income (loss) before income taxes
in the consolidated statements of income for the years ended March 31, 2019, 2020 and 2021.

	Millions of yen
	Year ended March 31
	2019	2020	2021
Net revenue	¥1,123,974	¥1,309,156	¥1,390,327
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,204)	(21,327)	11,545

Consolidated net revenue	¥1,116,770	¥1,287,829	¥1,401,872

Non-interest expenses	¥1,154,471	¥1,039,568	¥1,171,201
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,154,471	¥1,039,568	¥1,171,201

Income (loss) before income taxes	¥(30,497)	¥269,588	¥219,126
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,204)	(21,327)	11,545

Consolidated income (loss) before income taxes	¥(37,701)	¥248,261	¥230,671

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent events
Effective for the first quarter of the year ending March 31, 2022, we combined our Asset Management Division and Merchant Banking Division to form a new operating segment called the Investment Management Division. This change is consistent with the updated organizational structure of our businesses and how the chief operating decision maker will assess operating performance going forward. As a result of this change in segment reporting, Nomura will have the following three operating segments: Retail, Wholesale and Investment Management
.
Geographic information—
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
The tables below present a geographic allocation of
Net revenue
and
Income (loss)
before income taxes
from operations by geographic areas for the years ended March 31,
2019, 2020
and 202
1
 and Long-lived assets
associated with Nomura’s operations as of March 31, 2019, 2020 and 2021.
Net revenue
in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and Long-lived assets have been allocated based on transactions with external customers while
Income (loss)
before income taxes
has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2019	2020	2021 (2)
Net revenue (1) :
Americas	¥169,581	¥229,265	¥226,741
Europe	131,175	115,483	142,941
Asia and Oceania	47,977	42,571	66,985

Subtotal	348,733	387,319	436,667
Japan	768,037	900,510	965,205

Consolidated	¥1,116,770	¥1,287,829	¥1,401,872

Income (loss) before income taxes:
Americas	¥(114,081)	¥7,354	¥(76,963)
Europe	(56,851)	(14,067)	14,283
Asia and Oceania	5,014	19,817	49,205

Subtotal	(165,918)	13,104	(13,475)
Japan	128,217	235,157	244,146

Consolidated	¥(37,701)	¥248,261	¥230,671

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31
	2019	2020	2021
Long-lived assets:
Americas	¥50,829	¥84,904	¥98,611
Europe	56,821	52,179	65,165
Asia and Oceania	9,588	29,618	26,690

Subtotal	117,238	166,701	190,466
Japan	252,420	292,212	303,355

Consolidated	¥369,658	¥458,913	¥493,821

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Includes losses arising from the U.S. Prime Brokerage Event. See Note. 23 “ Loss Arising from U.S. Prime Brokerage Event .”
23. U.S. Prime Brokerage Event
An event had occurred at Nomura’s subsidiaries, including U.S. subsidiary Nomura Global Financial Products Inc., with a U.S. client, resulting in losses of
¥245,749 million (approximately $2,317
 million) in its consolidated statements of income for the year ended March 31, 2021. The losses were caused by the U
.
S
.
client’s default on margin calls against prime brokerage transactions. The losses arose primarily through liquidation of the hedges we held against the transactions and also through recognition of additional allowances for credit losses against our loan to the client. The losses are reported within
Net gain on trading
in the amount of
¥(204,188)
million and in
Non-interest expenses—Other
in the amount of
 ¥41,561
million in the consolidated statements of income.
Subsequent events
Nomura has completed the unwinding of all its positions related to this event as of May 17, 2021. The losses arising from transactions with a U.S. client on and after April 1, 2021 are approximately
¥
65
billion (approximately $
600 million.)
24. Subsequent events:
Sale of part of Nomura Research Institute shares
NHI sold 14,105,000 ordinary shares of Nomura Research Institute, Ltd. (“NRI”) in response to its own share repurchase through off-floor trading (ToSTNeT-3) announced on June 21, 2021. As a result, Nomura is expected to recognize a pre-tax gain of approximately ¥36 billion during the first quarter of the fiscal year ending March 31, 2022. NRI is expected to remain as an equity-method affiliate of Nomura after the share repurchase.
25. Supplementary subsidiary guarantee information required under SEC rules:
The Company provides several guarantees of debts of its subsidiaries.
The Company has fully and unconditionally guaranteed the securities issued by Nomura America Finance LLC (“NAFL”), which is an indirect, wholly owned finance subsidiary of the Company. NAFL operates as a special purpose entity. It was formed for the purpose of issuing debt securities to repay existing credit facilities, refinance indebtedness, and for acquisition purposes. The guarantee will remain in effect until the entire principal, if any, of, and interest and premium, if any, on, the securities has been paid in full or discharged in accordance with the provisions of the indenture, or otherwise fully defeased by the Company.

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

4.1	Form of Limitation of Liability Agreement(1)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Nomura Group Code of Conduct 2021 (English translation)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30,2020 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC with respect to its report on the audit of the financial statements included in this annual report

17.1	Subsidiary Issuer of Registered Guaranteed Securities

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2021, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.
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

NOMURA HOLDINGS, INC.

By:	/s/ K ENTARO O KUDA
	Name:	Kentaro Okuda
	Title:	Representative Executive Officer, President and Group Chief Executive Officer
Date: June 25, 2021